Form 20-F
period 2020-12-31
Banco Santander, S.A.
filed 2021-02-26
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ending December 31, 2020
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
Tel: +34 91 289 32 80 Fax: +34 91 257 12 82
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class		Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	SAN	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	Not applicable	New York Stock Exchange *
Non-cumulative Preferred Stock Series 6	SAN PRB	New York Stock Exchange
Senior Non Preferred Floating Rate Notes due 2023	SAN 23A	New York Stock Exchange
3.500% Second Ranking Senior Debt Securities due 2022	SAN 22	New York Stock Exchange
4.250% Second Ranking Senior Debt Securities due 2027	SAN27	New York Stock Exchange
Second Ranking Senior Floating Rate Notes due 2022	SAN22A	New York Stock Exchange
3.125% Senior Non Preferred Fixed Rate Notes due 2023	SAN23	New York Stock Exchange
3.800% Senior Non Preferred Fixed Rate Notes due 2028	SAN28	New York Stock Exchange
Series 76 2.706% Senior Preferred Fixed Rate Notes due 2024	SAN24	New York Stock Exchange
Series 77 3.306% Senior Non Preferred Fixed Rate Notes due 2023	SAN29	New York Stock Exchange
Series 37 3.848% Senior Non Preferred Fixed Rate Notes due 2023	SAN23B	New York Stock Exchange
Series 38 4.379% Senior Non Preferred Fixed Rate Notes due 2028	SAN28A	New York Stock Exchange
Series 36 Senior Non Preferred Floating Rate Notes due 2023	SAN23C	New York Stock Exchange
Series 26 Subordinated Debt Securities	SAN /25	New York Stock Exchange
Series 92 2.746% Senior Non Preferred Fixed Rate Notes due 2025	SAN25	New York Stock Exchange
Series 93 3.490% Senior Non Preferred Fixed Rate Notes due 2030	SAN30	New York Stock Exchange
Series 100 2.749% Tier 2 Subordinated Fixed Rate Notes due 2030	SAN30A	New York Stock Exchange

*Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None (Title of Class)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐No ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report 17,340,641,302 shares

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

BANCO SANTANDER, S.A.
This annual report on Form 20-F for the year ended 31 December 2020, includes three parts: (i) consolidated directors’ report, (ii) consolidated financial statements, and (iii) supplemental information. Set forth below is a table listing the required items for Form 20-F and the location where the relevant disclosure in this annual report can be found.
CROSS REFERENCE TO FORM 20-F

Form 20-F Item Number and Caption		Location	Page
Presentation of Financial and Other Information		Supplemental information. Section 1	850
Cautionary Statement Regarding Forward-Looking Statements		Supplemental information. Section 2	851
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and Senior Management	Not required for Annual Report on Form 20-F	-
	B. Advisers	Not required for Annual Report on Form 20-F	-
	C. Auditors	Not required for Annual Report on Form 20-F	-
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer Statistics	Not required for Annual Report on Form 20-F	-
	B. Method and Expected Timetable	Not required for Annual Report on Form 20-F	-
ITEM 3.	KEY INFORMATION
	A. Selected financial data	Supplemental information. Section 3	853
	B. Capitalization and indebtedness	Not required for Annual Report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for Annual Report on Form 20-F	-
	D. Risk factors	Supplemental information. Section 4	856
ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	General Information	845
	Acquisitions, Dispositions, Reorganizations	Note 3. b) to our consolidated financial statements	582
	Capital Increases	Note 31 to our consolidated financial statements	663
	Recent Events	Note 1. g) to our consolidated financial statements	534
		Supplemental information. Section13	946
	B. Business overview	Directors' Report. Economic and Financial Review	309
	Selected Statistical information	Supplemental information. Section 5	889
		Note 6 to our consolidated financial statements	603
		Note 10 to our consolidated financial statements	607
		Note 20 to our consolidated financial statements	627
		Note 21 to our consolidated financial statements	627
	Competition in Spain	Supplemental information. Section 9	913
	Supervision and Regulation	Supplemental information. Section 10	914
		Note 1.e) to our consolidated financial statements	534
	C. Organizational structure	Appendix I, II and III to our consolidated financial statements	801
		Note 1.a) to our consolidated financial statements	534

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Form 20-F Item Number and Caption		Location	Page
	D. Property, plant and equipment	Note 16 to our consolidated financial statements	619
		Directors' Report. Economic and Financial Review. Section 4.3 (for number of branches in segments and units)	360
ITEM 4A.	UNRESOLVED STAFF COMMENTS	Supplemental information. Section 13	946
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	Critical accounting policies	Note 2 to our consolidated financial statements	541
		Note 17 to our consolidated financial statements	622
		Note 18 to our consolidated financial statements	625
	A. Operating results	Directors' Report. Economic and Financial Review. Sections 3 and 4	316
		Supplemental information. Section 6	910
	B. Liquidity and capital resources	Directors' Report. Economic and Financial Review. Section 3.4 and 3.5	336
	C. Research and development, patents and licenses, etc.	Note 18 to our consolidated financial statements	625
		Directors' Report. Economic and Financial Review. Section 5	400
	D. Trend information	Directors' Report. Economic and Financial Review. Section 7	403
	E. Off-balance sheet arrangements	Note 35 to our consolidated financial statements	665
	F. Tabular disclosure of contractual obligations	Supplemental information. Section 7	911
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	Directors' Report. Corporate Governance. Section 4 and 5	189
	B. Compensation	Note 5 to our consolidated financial statements	588
		Directors' Report. Corporate Governance. Section 6	240
	C. Board practices	Directors' Report. Corporate Governance. Section 4.2 to 4.10	197
	D. Employees	Supplemental information. Section 8	912
	E. Share ownership	Supplemental information. Section 13	946
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A. Major shareholders	Directors' Report. Corporate Governance. Section 2.3 and 2.4	177
	B. Related party transactions	Notes 5.f) to our consolidated financial statements	588
		Note 52 to our consolidated financial statements	748
		Directors' Report. Corporate Governance. Section 4.12	234
	C. Interests of experts and counsel	Not required for Annual Report on Form 20-F	-
ITEM 8.	FINANCIAL INFORMATION
	A. Consolidated statements and other financial information
	Financial statements	Consolidated financial statements	502
	Legal proceedings	Note 25 to our consolidated financial statements	636

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Form 20-F Item Number and Caption		Location	Page
	Shareholders remuneration	Supplemental information. Section 11	935
		Directors' Report. Corporate Governance. Section 3.3	184
		Note 4 to our consolidated financial statements	585
	B. Significant Changes	Not applicable	-
ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	Supplemental information. Section 12	935
	B. Plan of distribution	Not required for Annual Report on Form 20-F	-
	C. Markets	Supplemental information. Section 12	935
		Directors' Report. Corporate Governance. Section 2.6	179
	D. Selling shareholders	Not required for Annual Report on Form 20-F	-
	E. Dilution	Not required for Annual Report on Form 20-F	-
	F. Expense of the issue	Not required for Annual Report on Form 20-F	-
ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for Annual Report on Form 20-F	-
	B. Memorandum and articles of association	Supplemental information. Section 13	938
		Directors' Report. Corporate Governance. Sections 2.1 and 2.2	176
		Directors' Report. Corporate Governance. Sections 3.2; 3.3; 3.4 and 3.5	183
		Directors' Report. Corporate Governance. Sections 4.2 and 4.3	197
		Directors' Report. Corporate Governance. Section 4.12	234
		Directors' Report. Corporate Governance. Section 6	240
	C. Material contracts	Supplemental information. Section 13	941
	D. Exchange controls	Supplemental information. Section 13	941
	E. Taxation	Supplemental information. Section 13	942
	F. Dividends and paying agents	Not required for Annual Report on Form 20-F	-
	G. Statement by experts	Not required for Annual Report on Form 20-F	-
	H. Documents on display	Supplemental information. Section 13	946
	I. Subsidiary information	Not required for Annual Report on Form 20-F	-
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Directors' Report. Risk Management and compliance. Section 4	460
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt Securities	Not required for Annual Report on Form 20-F	-
	B. Warrants and Rights	Not required for Annual Report on Form 20-F	-
	C. Other Securities	Not required for Annual Report on Form 20-F	-
	D. American Depositary Shares	Supplemental information. Section 12	935
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Form 20-F Item Number and Caption		Location	Page
ITEM 15.	CONTROLS AND PROCEDURES	Supplemental information. Section 14	948
ITEM 16	[Reserved]
	A. Audit Committee Financial Expert	Directors' Report. Corporate Governance. Section 4.5	211
	B. Code of Ethics	Directors' Report. Risk Management and compliance. Section 7.2	485
		Directors' Report. Corporate Governance. Section 8.1	266
	C. Principal Accountant Fees and Services	Note 47. b) to our consolidated financial statements	716
		Supplemental information. Section 14	948
	D. Exemptions from the Listing Standards for Audit Committees	Not applicable	-
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Supplemental information. Section 12	935
	F. Changes in Registrant’s Certifying Accountant	Not applicable	-
	G. Corporate Governance	Supplemental information. Section 15	949
	H. Mine Safety Disclosure	Not applicable	-
PART III
ITEM 17.	FINANCIAL STATEMENTS	Consolidated financial statements	502
ITEM 18.	FINANCIAL STATEMENTS	Consolidated financial statements	502
ITEM 19	EXHIBITS	Supplemental information. Section 16	952

BANCO SANTANDER, S.A.

Part 1.
Consolidated Directors´ Report

Annual report 2020

santander.com

All Together Now

Santander

2020
Annual report
Unless otherwise specified, references in this annual report to other documents, including but not limited to other reports and websites, including our own, are for information purposes only. The contents of such other documents and websites are not incorporated by reference in this annual report nor otherwise considered to be a part of it.
Unless the context requires otherwise, 'Banco Santander' means Banco Santander, S.A., and 'Santander', 'the Group' and 'Santander Group' mean Banco Santander, S.A. and subsidiaries.

Consolidated directors' report

14	Business model and strategy
22	Responsible banking
24	Our approach
40	The new business environment
72	Inclusive and sustainable growth
111	Key metrics
122	Further information
123	Non-financial information Law content index
128	UNEP FI Principles for Responsible Banking reporting index
136	Global Reporting Initiative (GRI) content index
159	Sustainability Accounting Standards Board (SASB) content index

167	Corporate Governance
169	2020 Overview
176	Ownership structure
181	Shareholders. Engagement and general meeting
189	Board of directors
237	Management team
240	Remuneration
263	Group structure and internal governance
266	Internal control over financial reporting (ICFR)
274	Other corporate governance information

309	Economic and financial review
311	Economic, regulatory and competitive context
314	Group selected data
316	Group financial performance
356	Financial information by segments
400	Research, development and innovation (R&D&I)
402	Significant events since year end
403	Trend information 2021
411	Alternative performance measures (APM)

419	Risk management and compliance
421	Risk management and compliance overview
427	Risk management and control model
436	Credit risk
460	Market, structural and liquidity risk
475	Capital risk
478	Operational risk
485	Compliance and conduct risk
491	Model risk profile
493	Strategic risk
Auditor's report and consolidated
financial statements

504	Auditor's report
516	Consolidated annual accounts
533	Notes to the consolidated annual accounts
801	Appendix

495	Glossary
845	General information

Annual report 2020	Contents
2020 consolidated
directors’ report
This report was approved unanimously by our board of directors on 22 February 2021.
Our approach to this document
We changed the layout of our consolidated directors’ report in 2018 by including the contents previously provided in these documents which we ceased to prepare separately:
–Annual report
–Consolidated directors’ report
–Annual corporate governance report (CNMV format document)
–Report of the board committees
–Sustainability report
–Annual report on our directors’ remuneration (CNMV format document)
The consolidated directors’ report also includes all information required by Spanish Act 11/2018 on non-financial information and diversity. It can be found in the 'Responsible banking' chapter, which constitutes the consolidated non-financial information statement.
This report's format presents information more clearly, avoiding repetition and raising the level of disclosure.
Non-IFRS and alternative performance measures
This report contains, in addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures. These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however, those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods.
Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes.
For more details on APMs and non-IFRS measures, see section 8 of the 'Economic and financial review'.
Forward-looking statements
Banco Santander advises that this annual report contains “forward-looking statements” as per the meaning of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions. Found throughout this report, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations.
The following important factors, in addition to others discussed elsewhere in this annual report, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements:
–general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the covid-19 pandemic on the global economy);

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
–exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices);
–potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk;
–political stability in Spain, the United Kingdom, other European countries, Latin America and the US;
–changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis;
–our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and
–changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spread shifts or downgrades in credit ratings for the entire group or significant subsidiaries.
Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.
Our forward-looking statements speak only as at date of approval of this annual report and are informed by the knowledge, information and views available as at the date of this report. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.
Past performance is not indicative of future results
Statements about historical performance or accretion must not be construed to indicate that future performance, share price or earnings (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this annual report should be taken as a profit forecast.
No offer
Neither this annual report nor any of the information contained herein constitutes an offer to sell, or the solicitation of an offer to buy, any securities.

Annual report 2020	Contents
Business model
and strategy
The Santander Way remains unchanged...

Our purpose	Our aim as a bank	Our how

To help people and businesses prosper	To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities	Everything we do should be Simple, Personal and Fair
… continuing to deliver for all our stakeholders

An engaged and motivated team…	… generates customer loyalty…

We create value for all our stakeholders

… so we can support our communities	…leading to strong financial results for our shareholders…

For further information about our corporate culture, see chapter 1 'Responsible Banking'. In this chapter, data as of 2020, unless indicated otherwise.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Helping people and businesses prosper whilst adopting ESG practices

Environmental: supporting the green transition

Helping customers go green		Going green ourselves
EUR 33.8 bn Green Finance since 2019	EUR 6.9 bn AUM Social Responsible Investment	EUR 1 bn green bond issued (2nd since 2019)	Carbon neutral in our own operations

Social: building a more inclusive society

Financially empowering people		Supporting society
4.9 mn people[1] since 2019	EUR 469 mn Credit to microentrepreneurs in 2020	4.0 mn people helped since 2019	225 k scholarships granted since 2019
1.People financially empowered through Santander initiatives.

Creation of a solidarity fund to face the covid-19 impact
Communities We contribute more than ever to the wellbeing of society at large	EUR 54 mn donated by employees and the bank to provide essential health equipment and materials
EUR 30 mn through Santander Universities
EUR 21 mn to support vulnerable communities

Governance: doing business the right way

A strong culture		An independent, diverse Board
86% employees proud to work for Santander		40% women on Group board	>60% Independent directors

Annual report 2020	Contents
Our business model

1. Our scale Local scale and global reach
→ Local scale based on three geographic regions, where we maintain a leadership position in our core markets.
→ Global reach backed by our global businesses, enabling greater collaboration across the Group to generate higher revenue and efficiencies.

A. Market share in lending as of Sep-20 including only private owned banks. UK benchmark covers mortgage market.

2. Customer focus Personal relationships that increase customer loyalty
→ We serve 148 million customers, in markets with a total population of more than one billion people.
→ We have over 100,000 people talking to our customers every day in our extensive branch network and contact centres.
→ Digital sales represented 44% of total. Increasing digital adoption (mobile customers +6.1 mn YoY)

B. NPS – Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte.

3. Diversification Our geographic and business diversification make us more resilient under adverse circumstances
→ Balanced geographic diversification between mature and emerging markets.
→ Business diversification between customers segments (individuals, SMEs, mid-market companies and large corporates).
→ Global businesses that strengthen our local franchises.

Note. Underlying attributable profit contribution by region, excluding Santander Global Platform (which will upgrade to PagoNxt) and Corporate Centre.

Resilient profit generation throughout the cycle	In 2020, Grupo Santander delivered a resilient operating income within the environment arising from the covid-19 crisis, supported by a disciplined capital allocation in accordance with our strategic priorities
Net operating income = Total income - Operating expenses.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The Santander of Tomorrow – 3 priorities for profitable growth
Building on our technology to further strengthen our customers’ loyalty and access new fee-based revenue pools

1	One Santander	New operating model leveraging our global scale to deliver a better customer experience, supported by common culture and higher degrees of commonality, technology being one

2	PagoNxt	Our Group technology “backbone” solutions with payments at the core

3	Digital Consumer Bank	Openbank and Santander Consumer Finance driving profitable growth in Europe and new markets

Annual report 2020	Contents
1. One Santander:
Creating a better bank for our customers with a new operating model…

Improving our customer service…	… strengthening our relationship with customers…	… by creating a common operating model

Simplify mass market value proposition	New distribution model	Shared processes and best-in-class technology

Medium term goal: Top 3 NPS in 9 countries	Medium term goal: Digital sales/total >50%	Medium term goal: Efficiency ratio A c.40%
…in order to drive customer growth and higher productivity and profitability

Medium term goals:

Europe B
→ Focus on capital efficient growth opportunities
→ Leverage PagoNxt global solutions with particular focus on SMEs and merchants
→ Re-invent our branch network (Work Cafés), expand Santander Personal, deploy common mobile app
Underlying RoTE C: 10%-12% Efficiency ratio A: c.45%

North America	→ Expand collaboration to Commercial Banking, Auto and other retail segments → Build shared services	Underlying RoTE C D: 11-13% Efficiency ratio A: c.40%

South America	→ Expand Getnet and Superdigital to other countries → Common operating model for Consumer Finance → Focus on revenue growth opportunities (e.g. Agribusiness)	Underlying RoTE C: 19%-21% Efficiency ratio A: c.35%
A.Medium term goals for the efficiency ratio do not represent guidance. The actual efficiency ratio may vary materially in the medium term.
B.Excluding SCF+Openbank, which would have an efficiency ratio of c.39% and a RoTE of 13%-15%. Europe, including SCF+Openbank, would have an efficiency ratio of c.43% and a RoTE of 12%-13%.
C.Medium term goals for underlying RoTE do not represent guidance. The actual underlying RoTE may vary materially in the medium term.
D.Adjusted RoTE for excess capital in the US.

We have integrated ESG criteria into our new strategic priorities: One Santander Europe has focused on 2020 on rebuilding after covid-19, supporting people (especially more vulnerable communities, in financial distress) and helping customers transition to the green economy.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
2. PagoNxt:
PagoNxt will help Santander banks deliver payment solutions seamlessly, faster and with better value

Payments is a sizeable and fast growth market in which Santander already has significant scale

We serve more customers than any other bank 148 mn Customers		Our key assets for growth acceleration

→ Single, autonomous company providing payment solutions to merchants and consumers
→ Targeting Santander’s existing ecosystem and open market
→ Technology-focused to deliver differentiated user experiences
→ Strategic, close partner of Santander local banks

Leveraging on Scale | Efficiency | Global reach
Focused in 3 business verticals to accelerate growth, leveraging on scale, ‘being global’ and efficiency

1		Goal	To become a world leading acquirer providing end-to-end best-in-class solutions for in-store and online merchant payments
	MERCHANT	Our merchant payment services on one global platform are now being used across the Group as Getnet	Market growth		Santander’s scale
			+11% Expected annual growth in e-commerce	EUR 80 bn Merchant acquiring global revenue pool	>1.1 mn Active Merchant business customers	c.60 mn Active credit and debit cards

2		Goal	To deliver fast, efficient trade finance, supply chain and FX payments solutions for international SMEs that were once only accessible to corporates
	TRADE	Significant investments in 4 key assets: Ebury, One Trade, Mercury and PaymentsHub	Market growth		Santander’s scale
			+3% Annual growth international trade	EUR 350 bn International trade revenue pool	>4 mn Group SME customers	>200k Group SME customers trading int.

3		Goal	To deliver simple, highly engaging payment solutions for individuals in order to become embedded in our customers’ daily lives
	CONSUMER	Leveraging our Superdigital proposition	Solution for the unbanked in Latin America		With a high growth in active customers and transactions value in 2019

We have integrated ESG criteria into our new strategic priorities: Developed consumer solutions (such as Superdigital) within PagoNxt scope will benefit individual lives through financial inclusion and domestic and international payments for all.

Annual report 2020	Contents
3. Digital Consumer Bank:
Combining the scale and leadership of SCF in Europe with the platform of Openbank. Our vision is to become the largest digital consumer bank in the world

Openbank		+	Santander Auto
Global consumer financing business serving offline and e-commerce merchants	Largest full-service global digital bank in the world		Auto loan and leasing business serving OEMS and dealers
>55k Merchant POS c.EUR 20 bn Loans	1.2 mn Customers c.EUR 10 bn Deposits		>75k Dealer & OEM POS c.EUR 85 bn Loans

Digital Banking APIs (SaaS model)	Openbank technology and data capabilities grow revenues by adding services and improving productivity
Our ambition: to grow revenues and x2 PAT A in the medium term and build the most innovative consumer lending business in Europe

Great potential…	… to build a new paradigm…	… and deliver strong financial results

c.18 mn Active customers	→ Common apps, data and systems infrastructure across regions	Medium term goals
	→ Single streamlined operating model across auto, consumer lending and retail in 15+ countries	c.15% Underlying RoTE B
4.5 Avg. products per customer	→ Simplified license and common compliance model	39% Efficiency ratio C
→ New auto, consumer lending and retail banking country launches
A.Underlying.
B. Medium term goals for underlying RoTE do not represent guidance. The actual underlying RoTE may vary materially in the medium term.
C.Medium term goals for the efficiency ratio do not represent guidance. The actual efficiency ratio may vary materially in the medium term.

We have integrated ESG criteria into our new strategic priorities: Digital Consumer Bank is developing business solutions with a positive environmental impact. We have developed green finance solutions for consumers, such as clean vehicles, solar panels or heating systems amongst others.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

[This page has been left blank intentionally]

Annual report 2020	Contents
Responsible
banking

2020 Consolidated non-financial information statement

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Annual report 2020	Contents
Our approach
By delivering on our purpose to help people and businesses prosper, we grow as a business and can help society address its challenges.

"At Santander, we've always known we have a responsibility to support society – and I have no doubt that we'll continue to fulfil it. We are determined to help businesses and communities across the world build back better – and use this as an opportunity to address global challenges such as inequality and climate change. This is the right thing to do – the responsible thing to do, and the path to generate value for our shareholders.
In 2020, the covid-19 pandemic forced us to face yet another challenge – an economic crisis that devastated millions. As we look ahead, governments and companies must come together to build back better, so that we emerge from this crisis stronger, supporting inclusive and sustainable growth around the world. Banks have a critical role to play. We are part of the solution. We have a crucial duty and an essential role: to support our employees, our customers, and to deliver sustainable returns to you, our shareholders".
Ana Botín, Group executive chairman.

By being responsible, we build loyalty

People	Customers	… Santander treats me responsibly	In our day-to-day business, we make sure we don't just meet our legal and regulatory requirements, but also exceed people's expectations by being Simple, Personal and Fair in all we do.

Communities	Shareholders	… Santander acts responsibly in society	We focus on areas where our activity can have a major impact on helping people and businesses prosper.

I'm loyal to Santander because…

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
How we helped people and businesses prosper in 2020

People
EUR 10,783 million	95%		53.7%
Staff costsA	of employees are full-time		of employees are women

Customers
EUR 916,199 million loans outstanding (net)	EUR 497,987 million to households EUR 319,853 million to companies	EUR 21,227 million to government agencies EUR 77,132 million to othersB	EUR 469 million to microenterprises via microfinance programmes

Shareholders
EUR 477 million	EUR 44,011 million
Total shareholder remunerationC	market value at year end, second highest bank in the eurozone

Communities
EUR 204 million	EUR 110 million		EUR 94 million
invested in communities	invested in universities		invested in community programmes and projects

Suppliers
EUR 5,230 million	4,592		94.7%
paid to suppliersD	suppliers selected under our global procurement model		local suppliersD

Tax contribution
EUR 6,443 million	EUR 2,946 million		EUR 3,497 million
Total taxes paid by the group	corporate income tax		other taxes
A.From group consolidated financial statements.
B.Including financial business activities and customer prepayments.
C.The maximum allowed in accordance with the limits set by the European Central Bank (ECB) in its recommendation last December.
D.Data refers exclusively to purchases negotiated by Aquanima.

Annual report 2020	Contents
What our stakeholders tell us
To build a more responsible bank, understanding and responding to all our stakeholders is fundamental.

Listening to our stakeholders and
creating value
Loyalty is key to lasting value. Earning and retaining it depends on our ability to understand all our stakeholders' concerns and respond to their needs. By listening to them and measuring their perceptions of Grupo Santander, we not only identify issues, but also find opportunities to add value.
Grupo Santander has several approaches to gauging stakeholder opinion. We run surveys and speak-up channels for our employees. We engage our customers through interactive platforms. We also respond to demands from top analysts, investors and indexes interested in environmental, social and governance (ESG) matters.

We keep pace with new regulations and best practices worldwide. We take part in consultations with authorities, sector associations and other organizations that influence sustainable development policymaking. We assess externalities to identify risks and opportunities to our business, appraise our impact on the community and create value for society and the environment.
We are also involved in major local and international initiatives to support inclusive and sustainable growth (see ‘Joint initiatives to promote our agenda’ in ‘Governance and priorities’).

83% of employees think Santander provides the flexibility they need to be productive	86% of employees feel Santander's response to the pandemic is effective	People	Customers	3 millions of surveys to measure customer satisfaction	42,670 banked individuals surveyed about Santander being Simple, Personal and Fair
22,500 employees surveyed in the 2020 global pulse survey	4,390 complaints through ethical channels				464,310 complaints received
Key dialogue channels for stakeholders

1,432 agreements with universities and academic institutions				15,260 shareholders surveyed about Santander being Simple, Personal and Fair	27,446 shareholders and investors participated in studies and qualitative surveys
		Communities	Shareholders
2,283 partnerships with social institutions and entities	322 social media profiles and 23 million followers			132,857 queries handled by email, phone, WhatsApp and online	210 meetings with shareholders and 1,137 contacts with institutional investors

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Materiality assessment: Identifying the issues that matter
Grupo Santander analyses the environmental, social and governance issues our stakeholders care about the most. Every year, we run quantitative and qualitative assessments of our value chain, gathering information from internal and external sources, including the dialogue channels mentioned above. We weight inputs on their level of materiality, which is revised every year to reflect reality.
The matrix below, which shows the topics our stakeholders consider most relevant for Santander, helps us focus our priorities, initiatives and programmes across the Group. In 2020, we addressed these issues in order to strengthen our responsible business practices and ethical behaviour, tackle climate change, support the transition to a low-carbon economy, promote financial inclusion and create a diverse and talented team, while managing and developing it.
Analysis inputs

→ External
•2020 megatrends (WBCSD)
•Customer satisfaction (Net Promoter Score drivers)
•ESG analyst and index evaluations (including roadshows)
•Public opinion (social media and digital press analysis)
•Reporting trends in the banking sector (peers' material issues, RepRisk Rating and others)
•Requirements of regulators and international institutions (World Bank, WEF, UNEP FI, ...)
•ESG reporting standards requirements (GRI, SASB)
→ Internal
•Santander’s strategic view (public commitments, internal communications, workshops, top risk analysis)
•Responsible banking agenda (responsible banking, sustainability and culture committee; Culture, and Inclusive and Sustainable Banking steering groups, messages from the chairman and CEO)
•Employee feedback (surveys)

Group material topics matrixA

LOW
MEDIUM
HIGH
External relevance
Internal relevance
Ethical Behaviour
Compliance and Risk Management
ESG Products and Services
Climate Strategy
Talent Management and Development
Customer Satisfaction
Innovation and Digitalization
Corporate Governance
Cybersecurity and Data Protection
Environmental Footprint
Diversity, Inclusion and Wellbeing
Simple, Personal and Fair Products and Services
Protecting Human Rights
Community Investment
Financial Inclusion and Empowerment
Material Issues
Challenge 1 New business environment
Challenge 2 Inclusive and sustainable growth

Changes in the analysis from 2019
We've redefined certain material topics:
•Talent Management and Development includes incentives linked to ESG criteria.
•Diversity, Inclusion and Wellbeing includes health and welfare-related aspects.
•Financial Inclusion and Empowerment includes financial literacy.
•Simple, Personal and Fair (SPF) products and services refers to responsible practices towards customers.
•Climate Strategy covers the integration of climate change into the climate change risks & business opportunities strategy.
We've added inputs to the materiality assessment: 2020 megatrends from the World Business Council for Sustainable Development (WBCSD), social media, Net Promoter Score (NPS) drivers for customers, new employee surveys and insights from Responsible Banking workshops.
Three topics – Diversity, Inclusion and Wellbeing, ESG Products and Services, and Financial Inclusion and Empowerment – gained significance in 2020.

A. Issues such as food waste, light and noise pollution, and biodiversity are not material to the group.

Annual report 2020	Contents
Challenges and opportunities
Grupo Santander operates in a fast-changing world, full of new challenges and opportunities. Our materiality assessment identified two core challenges: the new business environment, and inclusive and sustainable growth. By addressing these, we embed our approach to the environment, society and governance in all we do.

Challenge 1
New business environment
Adapting to an evolving world
The economy is changing fast. Digital technology is transforming markets as well as business models. In this highly competitive environment, companies must work in new ways to ensure responsible business practices.

Santander, like all businesses, needs a motivated, diverse and skilled workforce that is able to deliver what customers want, while harnessing the power of new technology. We operate in a fast-moving highly regulated business environment. Our task is to exceed our stakeholders' expectations by doing the basics brilliantly, every day. Key to this is having a strong culture - a business in which all we do is Simple, Personal and Fair.

For more details on our strategy, see 'Challenge 1: New business environment' in this chapter.

Challenge 2
Inclusive and sustainable growth
Helping society achieve its goals
Growth should satisfy the needs of today without hampering future generations' ability to meet their own. A balance should always be struck between economic growth, social welfare and environmental protection. Financial institutions can contribute to this by managing their operations responsibly, and lending responsibly to help society achieve its goals.

We can play a major role to promote inclusive and sustainable growth. 'Inclusive' means meeting customer needs, helping people open businesses and create jobs, promoting financial empowerment and getting people the education they need. 'Sustainable' means financing renewable energy and smart infrastructure and tech to tackle climate change. We take the social and environmental risks and rewards of our operations into account, contributing to greater balance in the economy and society.

For more details on our strategy, see 'Challenge 2: Inclusive and sustainable growth' in this chapter.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Integrating ESG issues that matter into our strategy to meet the two identified challenges.

	Material issues	Impact on our value chain

Challenge 1 New business environment	Corporate governance	Robust, diverse and transparent corporate governance leads to more responsible and sustainable strategies.
	Ethical behaviour	A strong corporate culture and policies and procedures ensure we behave ethically and safeguard all our stakeholders' interests.
	Compliance and risk management	Well-defined compliance and risk management procedures help reduce the risks an organization faces. The participation of all employees in risk management is crucial and reinforces the risk culture (Risk Pro).
	Talent management and career development	The right talent management and career development programmes inspire loyalty and cement responsible banking practices.
	Diversity, inclusion and wellbeing	A diverse workforce that reflects the make-up of society is critical to success in an ever-changing environment. Our employees wellbeing must be a priority.
	Innovation and digitalization	Investing in technology puts us at the cutting edge of our industry and strengthens our value proposition.
	Customer satisfaction	Focus on customer experience drives us to improve our services and builds loyalty.
	SPF products and services	Responsible products and services tailored to customers in a way that is Simple, Personal and Fair promote inclusiveness and lasting loyalty.
	Cybersecurity and data protection	Innovative and robust cybersecurity mechanisms protect customer data and boost confidence in our business.
	Human rights	Preventing the risk of our activities having a negative impact on human rights is key to the development of a responsible business model.

Challenge 2 Inclusive and sustainable growth	Financial inclusion and empowerment	A financial system that is accessible and understandable to all builds trust, bolsters the economy and creates new business opportunities, helping communities prosper.
	Climate strategy	Banks play a key role in the transition to a low-carbon economy by managing their financial risks and helping finance the green agenda. Our contribution is vital under the Paris Agreement framework.
	ESG products and services	Financial products and services with social and environmental value added criteria help us do business responsibly. Funding renewable energy and green initiatives better positions our bank and society to counter the effects of climate change.
	Environmental footprint	Environmental footprint reduction helps us lead the transition towards a low-carbon economy.
	Community investment	Our commitment to education and the wellbeing of the communities we serve contributes to growth and progress across broader society.

Annual report 2020	Contents
Governance and priorities
All our activity is guided by principles, frameworks and policies to ensure we behave responsibly in all we do. We revised and strengthened our responsible banking governance to help us tackle the two challenges we identified.
Core policies that integrate ESG criteria into our business model, to make us a more responsible bank

General code of conduct	Corporate culture policyA	General sustainability policy	Human rights policy	Environmental, social & climate change risk management policyB	Sensitive sectors policy

Brings together the ethical principles and rules of conduct all Group employees must follow, and is central to our compliance function.	Establishes the guidelines and standards to ensure a consistent group culture.	Outlines our general sustainability principles and voluntary commitments aimed at generating long-term value for our stakeholders.	Sets out how we protect human rights, in line with the UN Guiding Principles on Business and Human Rights.	Details how we identify and manage environmental, social and climate change risks, in oil and gas, energy, mining and metals, and in soft commodities.	Provides guidelines for assessing and deciding on our participation in industries which carry reputational risk.
Other policies that support our responsible banking strategy

Consumer protection policyC	Code of conduct in security markets	Cybersecurity policy	Third-party certification policyD	Tax policy	Conflicts of interest policy	Financing of political parties policy	Policy on contributions for social purpose	Global mobility policy

A. Includes the Group's Diversity & Inclusion Principles and the Corporate Volunteering Standard.
B. It replaces the sectoral policies on energy, mining and metals and soft commodities.
C. Includes financial consumer protection principles.
D. Includes principles on the responsible behaviour of suppliers.
The responsible banking function's core policies can be found on our corporate website.

Policy changes in 2020
All local boards adopted our General sustainability, Corporate culture and Human rights policies.

In addition to update them as every year, we merged the policies on oil and gas, energy, mining and metals, and soft commodities into the Environmental, social and climate change risks management policy.
We published our Financing of political parties policy and the Policy on contributions for social purpose on our corporate website.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Strategic framework

Governance

→ The board of directors approves and supervises the general policies and strategies on our corporate culture, values, responsible business and sustainability. It also makes sure all the group‘s employees act ethically by following the laws, customs and good practices of the industries and countries where we operate.

→ The responsible banking, sustainability & culture committee assists the board with oversight of the group's responsible banking agenda and strategy.
The committee is supported by two steering groups:	See section 4.9 ‘Responsible banking, sustainability and culture committee activities in 2020’ in the 'Corporate Governance' chapter.

•The Culture steering group promotes our culture, The Santander Way, is embedded in all we do and ensure consistency in corporate and local actions.
•The Inclusive & Sustainable Banking steering group reviews initiatives on social and financial inclusion; promotes education and training; supports the transition to a low-carbon economy; and backs investments to benefit society.

Responsible banking network

→ The corporate responsible banking unit coordinates and drives the responsible banking agenda. A senior advisor on responsible business practices supports this unit and reports directly to the executive chairman.
→ Our subsidiaries' sustainability and culture units execute their responsible banking agendas, ensuring they are aligned with our corporate strategy and policies.Their responsible banking governance is led by a senior manager, who is part of the group-wide Responsible banking network.
→ Guiding principles for subsidiaries and global business units ensure our responsible banking agenda is embedded across the group.
→ The Responsible Banking network meets every two months. In addition, the corporate responsible banking unit and local units hold regular bilateral meetings. In 2020, the network ran the second Responsible Banking workshop with responsible banking representatives from all businesses and geographies.
→ New working groups ensure we focus, and promote collaboration on financial education, sustainable finance, climate change, simplification and other areas.

Strategic priorities: Embedding ESG in our busines model

What?	How?
(E) Contribute to the Paris Agreement and a low-carbon economy
→ Pursuing a climate strategy that plays a part in achieving the Paris Agreement goals
→ Helping our customers transition to a low-carbon economy with value-added products and services to manage environmental and social risks
→ Minimizing our environmental footprint

(S) Have a best-in-class, inclusive proposition to maximize our social impact
→ Cultivating a workplace that attracts and retains diverse talent
→ Providing value propositions to meet the needs of our broad customer base
→ Fostering financial inclusion and empowerment
→ Supporting society through Santander Universities and other community programmes

(G) Do things the right way through robust and transparent processes
→ Promoting our strong culture, The Santander Way
→ Listening to our stakeholders
→ Applying best-in-class policies based on ethical behaviour
→ Ensuring sound corporate governance and risk management
→ Implementing Simple, Personal and Fair practices with customers and suppliers

We have 11 targets that place responsible banking at the heart of our business strategy (see section '2020 highlights' in this chapter).

Annual report 2020	Contents
Helping society tackle global challenges: 2030 agenda
Our activity and investments contribute to several United Nations' Sustainable Development Goals and support the Paris Agreement's aim to fight climate change.
We ran an analysis of the contribution of our agenda to SDGs. It also has revealed which goals are most relevant to Grupo Santander’s activity, commitments, strategic focus, and other external factors.

SDGs where our activity and community investment carry the most weight

We want to reduce poverty and boost the welfare and economy of the countries we operate in. Our financial inclusion products and services and community investment programmes empower millions each year.

Our pioneering Santander Universities programme helps universities and students prosper, promoting education, entrepreneurship and employment. Also, Santander Scholarships is one of the world's largest private education grant funds.

We promote an inclusive and diverse workplace, ensuring equal opportunity as a strategic priority. We also run initiatives to drive diversity.	We're the global leader in renewable energy financing, and also finance energy efficiency projects; low-emission, electric and hybrid vehicles; and other cleaner transport solutions.

Our skilled and committed team allows us to respond to customers' needs, help entrepreneurs create businesses and jobs, and strengthen local economies.	Our products and services give society's most vulnerable better access to financial services, and we teach them the concepts and skills they need to manage their finances effectively.

We finance sustainable infrastructure and promote access to affordable housing to guarantee basic services and inclusive economic growth.	We tackle climate change by reducing our own carbon footprint and helping our customers transition to a sustainable economy.

We promote transparency, the fight against corruption and the need for robust institutions for sustainable development. We have policies and codes of conduct that regulate our activity and behaviour, and frame our commitments towards more a more responsible banking system.	We participate in prominent local and international initiatives and working groups.
A.In the coming months we will publish a detailed analysis and results of this analysis on our corporate website.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Joint initiatives to promote our agenda
We drive our responsible banking agenda through a number of local and international initiatives and working groups, including:
•UNEP Finance initiative. We are a founding signatory to the United Nations Principles for Responsible Banking and signed up to the Collective Commitment to Climate Action (CCCA) to transition the financial sector to a low-carbon economy faster. In 2020, we participated in Phase II of the UNEP FI project on the TCFD's recommendations for banks, alongside 38 other financial institutions from six continents. We also reported on the progress made to accelerate the adoption of low-carbon and climate-resilient technologies and business models in society.
•United Nations Global Compact. We've been part of the Global Compact network since 2002. In 2020, we joined the United Nations Global Compact's gender equality programme. We also joined the Target Gender Equality (TGE) programme, launched in 19 countries with the goal of increasing the number of women on company boards and in executive roles.
•World Business Council for Sustainable Development (WBCSD). Our Group Executive Chairman, Ana Botín, sits on the WBCSD's executive committee. In 2020, we supported the Vision 2050 and Future of Work initiatives and signalled our intention to participate in the new Scaling Positive Agriculture project under the Food, Land & Water Programme.
•Banking Environment Initiative (BEI). We continued to participate in the Bank 2030 initiative, aimed at building a roadmap for the banking industry to help society in the transition towards a low-carbon economy.

•CEO Partnership for Economic Inclusion. We're part of a private-sector alliance for financial inclusion, led by Queen Máxima of the Netherlands, Special Representative of the United Nations, to promote inclusive financing for development. Amid the covid-19 pandemic, we attended a meeting with participants' CEOs to explore ways to make low-income customers and small businesses more resilient to the crisis.
•Equator Principles. We analyse the environmental and social risks of our lending according to the Equator Principles and help draw up common criteria.
We joined the Green Recovery Alliance of the European Union and the Consultative Group of the Taskforce on Scaling Voluntary Carbon Markets.
Santander Brasil drew up a comprehensive plan with Itaú Unibanco and Bradesco to promote the sustainable development of the Amazon. The plan includes ten measures targeting the three areas considered the top priority for the region: environmental conservation and the development of a bioeconomy; investment in sustainable infrastructure; and the guarantee of basic human rights.
Santander US joined the Hispanic Promise, a non-legally binding sign of intention to create a more inclusive and equitable work environment for Hispanic workers. This initiative launched at the 2019 World Economic Forum and has been endorsed by more than 150 companies.

Other international and local initiatives that Santander supports

UN Women's Empowerment Principles	International Wildlife Trade Financial Taskforce

The Valuable 500	Round Table on Responsible Soy

UN Principles for Responsible Investment	Working group on Sustainable Livestock

CDP (Carbon Disclosure Project)	Climate Leadership Council

UN Global Investors for Sustainable Development (GISD) Alliance	The Wolfsberg Group

Annual report 2020	Contents
Our response to covid-19
As a responsible bank, in 2020 we did all we could to protect the health of our teams and customers, while helping reduce the economic impact of the crisis.

Contingency plans: Our Comprehensive Special Situation Corporate Framework centralizes governance in crises like covid-19
Special Situations Management Committee for conducting and monitoring the management of events.A
Regular dry runs to raise awareness of, and prepare for, certain stress situations.

Ensuring business continuity: As an essential service, we guaranteed our operations would continue with the same standards of quality
Special measures in all our countries: • Social distancing and shift patterns • Designation of critical staff • Segregation of technology infrastructure

People: Our priority was to keep our 191,000 employees healthy and safe
Teleworking: more than 100,000 employees at the height of the pandemic, gradual returns to the workplace with safety measures, and more flexible work-life balance policies.
Support measures: Salary advances and other financial provisions, office equipment and healthcare supplies delivered to homes, and psychological support.
Health and safety protocols: Testing and health monitoring, as well as track and trace on mobile apps. #SafeTogether

See section ‘A talented and engaged team’ in this chapter.

Customers: We supported our customers in three areas: Preserving their health, guaranteeing uninterrupted service on all channels and promoting their financial resilience
Stronger channels: Call centres New digital solutions Easy access to government-backed lines of credit.
Branches: Special business hours, shifts, selective closures and spaces adapted to safety measures.
Support for the most vulnerable: Liquidity and credit facilities; grace periods and payment holidays; reduced fees; and covid-19 cover in health insurance policies.

See sections ‘Acting responsible towards our customers’, ‘Meeting the needs of everyone in society’ and ‘Financial inclusion and empowerment’ in this chapter.

See section ‘3.3 covid-19 credit risk management’ in the 'Risk management and compliance' chapter.
A.Both the Corporation and relevant Subsidiaries shall constitute this Committee. And shall be invoked by the top senior executive to strategically steer and manage a Special Situation

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
We delivered a co-ordinated response across the Group, and created a common branding - All. Together. Now.

Communities: We collaborated on global initiatives to tackle the pandemic, raising more than EUR 100 million
Together Solidarity Fund for healthcare supplies. Senior management commitment: Pay cut taken by the Group executive chairman, CEO, board directors and top two executive segments in the Group
Support through Santander Universidades to projects facing health and educational challenges due to the crisis. Online scholarships #YoMeQuedoEnCasa for more than 20,000 young people
Cooperation with the public sector: Tracing app in Mexico (with BBVA) and management of ICO loans.

See section ‘Supporting communities’ in this chapter.

Shareholders: We met our obligations towards shareholders.
We held a virtual April 2020 AGM.
We adapted our dividend policy to ECB recommendations.
We held a hybrid October 2020 AGM, where we approved a new remuneration proposal charged against the 2019 and 2020 results.
more than 30,000 new shareholders since Dec. 2019

See section ‘Shareholder value’.

See section 1.3 ‘Alignment of executive compensation with the Group objetives and the covid-19 crisis’ in the Corporate governance chapter.

Euromoney recognized Santander's management of covid-19 and support for SMEs
→ Always informed: www.santander.com
→ Ask Ana: Regular talks and Q&As with employees hosted by the Group executive chairman. We held 10 meetings, which attracted 140,000 connections/views
→ Work Café: 65 online events with more than 200,000 attendees
→ Esto lo superamos juntos (We'll get through this together): Local websites with helpful information and resources to navigate the crisis

Annual report 2020	Contents
2020 highlights

Our 11 public commitments to build a more
responsible bank
Grupo Santander works to maintain a strong culture, developed by a skilled, motivated and diverse workforce, able to deliver the right solutions for our customers’ needs while improving the communities we serve. We offer financing our customers can afford and support education that increases their financial resilience. We also strive to foster the global transition to the green economy, while reducing our own environmental footprint.
In 2019, we disclosed 11 public commitments which reflect our ambitions for the responsible banking agenda. Our pledges help us integrate ESG aspects into business management, and are set out to be SMART (Specific, Measurable, Achievable, Realistic and Time-bound) so we can fulfil the UN SDGs intrinsic to our operations, and make progress towards the targets set out in the Paris Agreement on climate change.

In 2020, we made significant progress, achieving carbon neutrality and fulfilling four of our 2021 commitments one year early.
Our public commitments

	2018	2019	2020	2021	2025
Top 10 company to work forA	4 > > > > >	5 > > > >	6 ✔	6
Women on the board	33% > > >	40% > > >	40% ✔	40% - 60%
Women in senior leadership positionsB (%)	20% > > >	22.7% >	23.7% > >	> > > > > > > > >	30%
Equal pay gapC	3% > > > >	2% > > >	1.5% > >	> > > > > > > > >	~0%
Financially empowered peopleD		2.0mn	4.9mn		10mn

Green finance raised and facilitatedE (EUR)		19bn	33.8bn		120bn

Electricity used from renewable energy sourcesF	43% > > >	50% > > >	57% > >	60% > > > > > >	100%
Becoming carbon neutral in our own operationsG		> > > > >	0% ✔
Reduction of unnecessary single-use plastics in corporate buildings and branchesH	> > > > > >	75% > > >	98% > > >	100%
Scholarships, internships and entrepreneurship programmesI		69k	225k ✔	200k

People helped through our community programmesJ		1.6mn	4.0mn ✔	4mn

Cumulative target	> > > > From… to…

A.According to external indexes in each country (Great Place to Work, Top Employer, Merco, etc.).
B.Senior leadership positions make up 1% of the total workforce.
C.Equal pay gap based on same jobs, levels and functions.
D.Unbanked, underbanked or financially vulnerable individuals receive tailored finance solutions and can increase their knowledge and resilience through financial education.
E.Includes Grupo Santander's contribution to green finance: project finance; syndicated loans; green bonds; capital finance; export finance, advisory services, structuring and other products, to help customers transition to a low-carbon economy. EUR 220bn committed from 2019 to 2030.

F.In countries where we can confirm electricity from renewable sources at properties occupied by Grupo Santander.
G.In our core geographies (G10).
H. The reported percentage takes our core geographies (G10) into account. Specific measures taken to cope with the covid-19 situation that might have involved use of plastics has not been penalized in the calculation of this percentage
I.Beneficiaries of Santander Universities (students given a Santander scholarship will do a work placement in an SME or take part in entrepreneurship programmes Grupo Santander endorses).
J.Beneficiaries of our community investment programmes (not including Santander Universities and financial education initiatives).

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

We continue to tackle the new business environment...

•The corporate culture policy approved by the Group board in December 2019 was approved by all local boards in 2020.
•Our new 5-year D&I strategy raises awareness and introduces new enablers to cultivate an inclusive workforce in terms of gender, LGBTI, people with disabilities, age, ethnicity, religion and educational background.
•Our new, simple and easy-to-access escalation channel, Canal Abierto, is available in all our countries, offering full anonymity to users.
•Our new global simplification network mapped all our simplification initiatives and introduced consistent plans, KPIs and qualitative ways of measuring progress and impact.
•Our new pilot programme offers better assessment and onboarding for c. 400 core suppliers based on ESG criteria.
•Salesforce remuneration scheme: we significantly increased the weight of conduct/quality on variable remuneration (40% or more). Customer satisfaction and service quality are the basic pillars of this model.
•Thematic reviews on overdrafts, packaged accounts and revolving cards.

…and promote inclusive and sustainable growth

•We updated our climate strategy, committing to: i) aligning our power generation portfolio with the Paris Agreement by 2030; ii) stop providing financial services to power generation customers with a revenue dependency on coal of over 10% in 2030; iii) reduce our worldwide exposure to coal mining production to zero by 2030; iv) and the ambition to be net zero carbon emissions by 2050.
•Local boards approved the most recent sustainability and human rights policies.
•Our second EUR 1 billion green bond launched under our Sustainable & Green Bonds framework. We also released an initial report on the first issuance.
•We offset our all emissions from our operation, thus become carbon neutral.
•We released our first reports for the UNEP FI Collective Commitment on Climate Action.
•We joined the Green Recovery Alliance of the European Union and the Consultative Group of the Taskforce on Scaling Voluntary Carbon Markets.
•We mapped solutions and products for our new Green Book.
•Santander CIB created a new ESG team to expand our ESG solutions.
•Santander Brasil partnered with Bradesco and Itaú Unibanco on sustainable development in the Amazon.
•Our global financial education site further reinforced our financial empowerment objectives.

Annual report 2020	Contents
Our efforts have been recognized the world over

Member of Dow Jones Sustainability Index	Among top 10 in Bloomberg Gender- Equality Index
The Dow Jones Sustanibility Index (DJSI World) listed Grupo Santander for the 20th year in a row, with top marks in financial inclusion, crime prevention, tax strategy, customer relationship management, environmental reporting, operational eco-efficiency and social reporting. We also improved our FTSE4Good and Sustainalytics scores.	Grupo Santander 7th in the Bloomberg Gender- Equality Index (BGEI) scoring above average in every category. Top score achieved in equal pay and gender pay parity. The BGEI is a golden seal for companies around the world that show a firm public commitment to equality and women in the workplace through policymaking, visibility and transparency.

One of the world’s best places to work	Top Employers 2020
Great Place to Work put Grupo Santander among the world's 25 best workplaces for the second year, out of more than 10,000 organizations worldwide that ensure exceptional employee experiences and high-trust relationships rooted in fairness and equality. The institute also named us one of the Best Places to Work in Latin America.
Top Employers recognizes the excellent work environment of our bank in Spain, Poland, the UK and Chile, and of Santander Consumer Finance in Germany, the Netherlands, Austria, Italy, Poland and Belgium. As Santander has won awards in more than five European countries, it also received the Top Employers Europe certification.

Best bank for diversity and inclusion, and for SMEs	One of the 100 most valuable brands in the world
Euromoney gave Santander its global ‘Best Bank for Diversity and Inclusion’ award for the first time, in addition to our third global ‘Best Bank for SMEs’ award in five years. The magazine highlighted the breadth and ambition of our diversity and inclusion programmes. It also presented us with its "Excellence on Leadership" award for our covid-19 response in Europe.
Thanks to our work helping communities prosper in a way that is Simple, Personal and Fair, we have been recognized as the biggest bank in the eurozone and the sixth bank in Interbrand’s 2020 Best Global Brands ranking.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Local Awards

UK	Argentina

The Times listed Santander UK as one of the Top 50 employers for Women 2020.	Great Place to Work named Santander Argentina one of the five best companies for women.
Chile	Brazil

Santander Chile was named a Leading Company in Sustainability by ALAS20, as well as being made a member of DJSI Chile, DJSI MILA Pacific Alliance and DJSI Emerging Markets	Santander Brasil was chosen by Great Place To Work as one of the 10 best companies for women and for the 11th year running featured in the Índice de Sustentabilidade Empresarial (ISE) portfolio.
Mexico	Poland

Santander Mexico placed ninth in TOP Companies' Súper Empresas 2020 ranking. It is a member of the new S&P/BMV Total Mexico ESG Index and DJSI MILA Pacific Alliance. It was also named by International Finance magazine as the Best Bank for Financial Inclusion in Mexico for the TUIIIO microfinance programme, which also received socially responsible company honours from Centro Mexicano para la Filantropía (Cemefi) and Alianza por la Responsabilidad Social Empresarial (AliaRSE).
Santander Polska featured among Wprost magazine's “best employers in times of crisis”.
Portugal
Great Place To Work named Santander Portugal the “Best Bank to work for in Portugal” and we ranked third overall in its category for companies with over 1,000 employees.

Annual report 2020	Contents
The new business
environment
To meet the challenge of the new business environment,
we’re focusing on...

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Our strong and inclusive culture: The Santander Way A strong corporate culture is critical to succeeding in today's competitive, fast-moving environment.

A talented and engaged team
The more prepared and motivated our workforce is, the stronger its commitment to helping people and business prosper will be. Our team reflects the diversity of the communities where we operate.
Acting responsibly towards our customers We develop our products and services responsibly, and aspire to deliver excellent customer service.

Responsible procurement Our procurement processes apply ethical, social and environmental criteria to ensure we operate in a sustainable way.	Shareholder value We have clear and robust governance that manages risks and opportunities prudently and devises long-term strategy to safeguard the interests of our shareholders and broader society.

Annual report 2020	Contents
A strong and inclusive culture:
The Santander Way
The Santander Way is our purpose, our aim and how we do business. It's our bedrock for building a more responsible bank.
Being more responsible requires a strong culture
Santander's corporate culture is critical to building a more responsible bank. By fulfilling our purpose of helping people and businesses prosper, our business grows and creates value for everyone.

The Santander Way
Our purpose	Our "how"	Our values
Simple | Personal | Fair

To help people and businesses prospers.		Corporate behaviours

		Show respect	Truly listen	Talk straight	Keep promises
Our aim
To be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.		Actively collaborate	Bring passion	Support people	Embrace change

Leadership commitments
		Being open and inclusive			Inspiring and executing transformation
		Encouraging the team to prosper			Leading by example

To live The Santander Way and be Simple, Personal and Fair in everything we do, we have eight corporate behaviours embedded in every stage of the employee lifecycle, from recruitment and training to performance reviews and compensation. In addition, our principles on diversity and inclusion (D&I) strengthen our relations with our broad base of stakeholders, making sure we are fully inclusive.
“Just as important as what we do is
how we do it”
Ana Botín, Group Executive Chairman

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Cultural transformation:
an ongoing journey
We understand a strong culture takes time to embed. Since The Santander Way launched in 2015, we've strived to ensure everything we do for our customers, employees, shareholders and communities is Simple, Personal and Fair. This ambition is reflected in the standards we uphold across Grupo Santander.
By virtue of our talented and engaged workforce, guided by clear governance, we've made great strides to strengthen our culture and values. Our employee engagement scores have increased by 12 percentage points (pp) since 2014. 86% of employees said they felt proud to work for Santander (+8 pp since 2014). 81% would recommend working at Santander (+10 pp since 2014), and 84% (+13 pp vs 2014) said their job gives them purpose and motivation to build a bank that is even more Simple, Personal and Fair.

Culture plan 2020: objectives and achievements

	Objectives	Achievements

Diversity and inclusion	Drive our D&I strategy with enablers of an inclusive workplace Implement global minimum standards on parental leave
•Women make up 23.7% of senior management (up from 22.7%) and 40% of the board of directors.
•Cultural diversity increased from 50% to 66% among senior managersA.
•The percentage of employees with disability rose from 1.8% to 1.9%.
•The board approved a D&I strategy.
•Among top 10 in the 2021 Bloomberg Gender-Equality Index and named the World's Best Bank for D&I by Euromoney.

Speaking up	Implement ethical channels in our core markets	•Our ethical channels with global minimum standards were implemented across our footprint.
Acting responsibly towards our customers	Uphold customer protection principles Lay down corporate guidelines on vulnerable customers
•We mapped out initiatives and rolled out guidelines on vulnerable customers in our core countries.
•Responsible Banking unit´s 3-year strategic plan incorporated progress indicators to measure responsible practices towards customers.
•We implemented covid-19 measures for customers, sharing best practices.
•We completed our 3-year plan to include customer satisfaction indicators within salesforce remuneration schemes.

Responsible procurement	Roll out an ESG pilot programme for suppliers Enhance governance for critical suppliers	•Our pilot programme assessed c. 400 key suppliers according to environmental, social and governance (ESG) criteria. •We improved our risk management model.
Simplification	Identify and map out projects that streamline processes Improve metrics about simplification
•Our global simplification network mapped 115 projects.
•Key performance indicators applied to 100% of projects.
•100% of the projects align with how we measure simplification through our Global Engagement survey or Net Promoted Score (NPS) results.
•We developed a global project in Legal within 10 countries with more than 30 initiatives that managed to shorten some contracts in 50%, procedures in 20% and have also reduced the number of contractual models.

A. Cultural diversity considers race and ethnicity, nationality, age, experience and career background locally and abroad.
For more details on diversity and inclusion and speaking up, see the next section titled "A talented and engaged team". Further information on the Simple, Personal and Fair approach towards customers and suppliers can be found under the "Acting Responsible Towards Customers" and "Responsible procurement" sections respectively.

Annual report 2020	Contents
Risk pro: Our risk culture
Prudent risk management is essential to any responsible bank. This requires clear policies, processes and lines of accountability. Over the years, banks have been subject to greater scrutiny by the European Central Bank (ECB) and other regulators who pay close attention to how the financial institutions they oversee understand risk at all levels. Therefore, at Santander we make risk management everyone’s business.
While risks and regulatory requirements for banks often change tune,Grupo Santander’s risk management has consistently ensured excellent, sustainable growth, owing to our robust risk culture called Risk pro (or I AM Risk in the UK and the US).
In Risk pro, everyone is responsible for managing the risks they encounter,regardless of level or role. Therefore, 10% of our common performance management model, MyContribution, is based on daily risk management.
As one of the common standards of our corporate culture policy, Risk pro instils prudence and vigour into our risk management, proving more effective than ever in the covid-19 crisis.
Promoting and enhancing our risk culture
In 2020, Grupo Santander's risk culture grew stronger. The Risk and the Compliance & Conduct divisions worked together to embed Risk pro in recruitment, onboarding, day-to-day operations and leadership across all businesses. Communications and mandatory training have acted as key levers that continue to drive the importance of ethical behaviours in our day-to-day work.
We do this through such initiatives as Risk Pro Heroes (to recognize employees' efforts to escalate risk); the speak up channels in place across our footprint to encourage the reporting of reputational and business risks; and the Risk pro Week/Month. In 2020, we ran a joint Risk pro Week for the first time involving the UK, Mexico, Chile, Argentina, Peru, Colombia and the Corporate Centre in Spain, cultivating employees' appreciation for risk management in everyday functions with informative materials, messages, videos and webinars.
To measure our progress in embedding Risk pro in Grupo Santander, we reviewed risk profile assessments (RPAs) completed by local teams and simplified the metrics of the Risk pro dashboard, which gave us better insight into local adoption of our risk culture across our footprint. We also improved group-wide cooperation and shared best practices thanks to six new working groups that devised an operating model based on local risk management.
Risk management: The bedrock of a responsible bank
Grupo Santander's risk management and compliance model, driven by our core values, culture, ethical behaviours and responsible banking strategy, consists of three lines of defence:
1. Business and support units
2. Risk management and compliance
3. Internal audit
The board of directors is in charge of controlling risks and setting risk appetite. It receives expert support from its risk supervision, regulation and compliance committee.
Building a responsible bank rests on our analysis and handling of risks to our reputation, regulatory compliance, conduct, digitalization, society, the environment and climate change. In 2020, Grupo Santander continued efforts to identify, analyse and spread awareness on climate-change risks on the TCFD's recommendations (for more details, see the section on sustainable finance).

For more details on environmental and social risks, see section 2.5 in the 'Risk Management and Control' chapter.

For more details on our prevention of corruption, bribery, money laundering and terrorism financing, see section 7.2. 'Compliance and conduct risk management' in the 'Risk management and compliance' chapter.

For more details on MyContribution model see 'Performance review and remuneration' in 'A talented and engaged team' section.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Cybersecurity

Cybersecurity is critical in the digital age. Cyber attacks and fraud pose systemic risks to financial services. Customers expect their data to be secure and ethically processed.
Cybersecurity is built into our culture to foster crucial behaviours that protect our bank and our customers' information. The group culture steering approved an initiative to include cyber security as part of the 10% risk objective of the employees' performance management. With global cyber threats on the rise, we gave training to payment operators, developers, executives and board members, and launched an updated version of our mandatory cybersecurity training course. Our awareness initiatives on digital channels help customers and our communities stay safe online. We started a global cybersecurity campaign under the UEFA Champions League and Copa Conmebol Libertadores sponsorship, using football analogies to share our five cyber tips. We continue raise cyber awareness for personal and business customers through our websites, social media and online workshops.

We work with public and private organizations to promote knowledge sharing and collaboration on cybersecurity. We lead efforts in key geographies to increase information exchanges with government agencies and financial institutions. We also champion the creation of international exchange mechanisms to help combat cyber crime.
Our cybersecurity and IT conduct policy is fundamental in our cybersecurity endeavours to protect our bank and our customers. It outlines how Santander equipment and Information Technology (IT) services should be used. It highlights areas of risk and misconduct. It explains how our rules can avoid, mitigate and manage reputational and commercial risks. It also sets out how Grupo Santander and subsidiaries must handle the technology, work tools and information we provide employees with to prevent legal, reputational and cyber-related incidents.

Cybersecurity is the responsibility of everyone who works with Santander

For more details on employees' cybersecurity training, see the section 'A talented and engaged team' in this chapter.

For more details on our cybersecurity plan, see section '6.2 Operational risk management' in the 'Risk management and compliance' chapter.

93%	91%	75%	79%
of employees can identify risks in their job every day	of employees see cyber security as a top priority	of employees feel encouraged by managers to report important information, even bad news	of employees say they can report unethical conduct without fear of retaliation
Source: Global Engagement survey 2019. Next survey expected in May 2021

Annual report 2020	Contents
A talented and engaged team
Our team reflects the diversity of our communities and adapts to the new business environment, inspiring customer loyalty and meeting society's needs.
Our people, the cornerstone of our strategy

Talent management Robust talent management means attracting and retaining the best talent while encouraging our people to learn and develop.	Performance reviews and remuneration Our performance reviews and remuneration align with our culture.

Diversity and inclusion A diverse and inclusive workforce is pivotal to our cultural transformation and to delivering our strategy.	Employee experience A motivated workforce builds the best work environment that promotes wellbeing, flexible working schemes and speaking up.

Our goal	Achievement in 2020

Treating our employees responsibly builds stronger teams willing to go the extra mile for our customers and guarantees the returns our shareholders expect. This way, we can invest more in our communities while making our people proud to be part of Grupo Santander in a virtuous circle of loyalty that drives our success.
Last year, we set out to be among the top 10 companies to work for in 6 of our geographies by 2021.A
Top 10 company in 6 geographiesB
A. According to a leading external source in each country (Great Place to Work, Top Employer, Merco, etc.).	B. Spain, Portugal, Argentina, Mexico, Uruguay and Chile, using the latest publications at our disposal. In Portugal and Argentina the rankings used only consider companies with more than 1,000 employees.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Talent management
Our talent management strategy helps us attract and retain the most talented and skilled employees. It also contributes to accelerating our transformation by fostering their continuous development. Several projects further this objective:
•Strategic Workforce Planning (SWP) identifies employee challenges and gaps in skills and expertise. It helps us create action plans to make sure each area has the skills it requires.
•Skill Model helps define common job profiles across the group. As the skills we require become increasingly similar across geographies, it is an opportunity to define common role requirements that can help our employees understand what is critical in their jobs and focus on new areas to drive our transformation.
•Dojo tackles the transformational challenge of our training and career development. It brings all our global subsidiaries under one training platform that up-skills and re-skills employees faster.
•Workday is our new global HR platform. It gives us an overview of people's skills and expertise, and allows us to collaborate and communicate more easily.
These programmes are complemented by local initiatives to cultivate talent according to each geography's specific requirements.

Talent management figures	2020	2019
Total employees (thousand)A	191	196
% employees with a permanent contractA	97.9	97.9
% employees working full timeA	94.9	94.9
Employees joining/leaving (turnover)	12.6	17.6
% of workforce promoted	6.7	8.3
Average length of service (years)A	10.2	10.2
% coverage of collective agreementsA	74.5	74.5
A.At year end

For more details, see the ‘Key metrics’ section in this chapter.
Talent attraction
We must attract talent that will drive our transformation while boosting skills and streamlining processes.
In 2020 we integrated our countries into our global career website, where applicants can now find our openings across the globe in just one place.
We also relaunched a section in our intranet, Global Job Posting, which opens internal vacancies from our countries to all our employees. Our new search engine simplified employee experience and increased access to more than 800 job descriptions in various geographies, fostering the functional and geographical mobility that is key to talent development. We also explored innovative technology solutions to support our digital transformation, maximize efficiency in recruitment processes and enhance applicants' experience.
Attracting tech/digital professionals
Our employee value proposition, The Santander Effect, drives the impact the tech and digital experts we recruit can have on our organization.
Santander Global Technologies launched Be Tech! with Santander, an initiative to find and onboard 500 new employees with different digital backgrounds and degrees in STEM disciplines. The critical in-house knowledge and skills we are gaining, as well as new ways of thinking and problem-solving, is enriching our capabilities in Cloud, Data and Cybersecurity.
In Poland, our SantanderTech programme offers a six-month work experience to students and recent graduates with projects that give them a unique advantage in their career development.

Annual report 2020	Contents
Career development
Santander’s transformation is boosted by our continuous learning approach. Our training and development programmes help employees acquire new skills, sharpen old ones, increase performance and productivity, and become better leaders.
These are our main talent and career development programmes:
•Talent reviews to assess our employees’ potential and support the professional growth of highly promising individuals.
•Succession planning: Our strategic approach is critical to ensuring Santander’s future success by identifying potential replacements for key roles and provide them with valuable development opportunities.
•Action Learning Programme Santander (ALPS) for senior managers. ALPS fosters business leadership and problem-solving in a collaborative environment. 2020 marked its third year, with 35 executives taking part.
•Young Leaders engages 280 emerging leaders from 22 countries who possess outstanding expertise in digital and innovation, and uphold our Simple, Personal and Fair (SPF) culture. Participants work with senior managers to implement Santander’s strategy and share new ideas.
•Top Talent focuses on accelerating the development of our most senior leaders. Participants reflect on their managerial style and are given individual feedback and support to create a development plan based on their key strengths and areas of improvement.

Corporate mobility
Mobility is vital to developing our employees and making our teams more diverse. Our main mobility programmes are:
•Global Job Posting offers employees the chance to apply for jobs in other countries, companies and divisions of Grupo Santander. Since 2014, it has posted over 5,700 openings.
•Division Talent Mobility Programmes: CIB, Accounting and Control, Internal Audit and other businesses and functions have international mobility programmes to expose employees to new realities and projects, boosting their career development.
•Mundo Santander has been one of Grupo Santander's flagship talent programmes since 2008. It supports the development of +2,000 employees who have taken part in strategic assignments in other countries for 3 to 6 months. Due to current travel restrictions, Mundo Santander was re-designed in 2020, so participants could work virtually on international projects in the future to foster their career development under these new circumstances.
"Mundo Santander was a fantastic opportunity to connect with colleagues from other countries, and learn different perspectives on how we do business"
Styvenson Peña, Corporate Centre
Santander, a great company to work for

In 2019, we set the target to be a top 10 employer in six of the countries we operate in by 2021. We changed our target from being a "top bank" to being a "top company to work for" to stay ahead of the competition in attracting the best talent.
We featured in the Great Place To Work list of the 25 best companies to work for in the world for the second year in a row, out of more than 10,000 organizations from 92 countries. We are also the highest ranked bank worldwide. The ranking considered us one of the Best Places to Work in Latin America, as well as naming Santander Argentina one of the five best companies for women and Santander Brasil one of the ten best companies for women.
We received the Top Employers 2020 certification in Chile, Spain, Poland, the UK and in our SCF units in Germany, the Netherlands, Austria, Italy, Poland and Belgium. This honour recognizes excellent working conditions and contributions to personal and professional development. Thanks to the achievements made in Europe, we obtained the Top Employers Europe 2020 certification.

Furthermore, Santander México ranked ninth in TOP Companies' Súper Empresas 2020 ranking. The Times listed Santander UK as one of the Top 50 employers for Women 2020, and Santander Polska featured among Wprost magazine's best employers in times of crisis.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Learning and development
We value continuous learning so our employees can adapt to a fast-paced, ever-changing environment. We have a global induction, training and development policy to:
•transform our business.
•manage talent, encourage innovation, share knowledge and identify key employees in various areas.
•embed our culture in line with the governance standards of Grupo Santander, which include the corporate culture policy and the code of conduct.
In 2019, we laid the groundwork for two transformational projects, Skill Model and Dojo, to support our Strategic Workforce Planning and enhance the skills required to future-proof the workforce. Skill Model identifies common job profiles across our markets to drive simplification and consistency, leveraging internal know-how and helping Santander track what their employees know to facilitate talent management. Dojo tackles transformational training and development challenges by creating common learning paths and learning objectives and bringing all our geographies under one global training platform through academies and badges (certifications) to up-skill and re-skill employees faster.
In 2020, Dojo launched and, by October, it had reached 2,167 employees from Retail and Consumer in 11 geographies with a minimum viable product (MVP) that includes three initial academies (Agile, Engineering and Cloud), a Customer & Commercial Academy (to launch in the first quarter of 2021), and the first Badges (certifications) in Agile framework fundamentals, Agile for Teams, Agile Metrics, and Scaling Agile at Santander. Today, Dojo covers 243 skills with more than 38,000 learning activities.
In 2020, we trained employees in third-generation human rights issues, namely diversity and inclusion, health and safety, relations with customers and suppliers, the environment and the fight against corruption.
Likewise, and as a result of the covid 19 pandemic, Banco Santander has promoted the use of digital channels to continue the training of its employees

Main Group data	2020	2019
Millions invested in training	61.3	102.6
Investment per employee (euros)	320.7	522.3
% employees trained	100.0	100.0
Hours of training per employee	30.9	40.7
Employee satisfaction (over 10)	8.2	9.3

For more details, see the ‘Key metrics' section in this chapter.

Global training

Our main initiatives are:
→ The Risk Pro Banking School and Academy and other risk management centres help establish the best strategies for our employees and promote a strong, uniform risk culture.
→ The Global School of Internal Audit offers practical solutions designed to adapt to business and regulatory changes.
→ The Technology & Operations School has rolled out the Agile, Engineering Excellence and Cloud Academies at Dojo, as well as the first virtual Advanced Operations Programme and the Cybersecurity programmes for key roles within Grupo Santander.
→ Global mandatory online training strengthens our commitment to complying with financial regulation. Available in all of our countries, we integrate it into performance and incentive schemes. Courses cover topics such as cybersecurity, Risk pro, financial crime, data protection, conduct risk (i.e. Cyber Heroes, an online programme to reinforce the direct role we all play in protecting Santander, our people and our customers). Each local unit has other mandatory courses based on local regulations and requirements.

→ Leaders‘ Experience is an executive business and cultural transformation programme to help participants (849 senior leaders and 280 young leaders) acquire the tools and skills they need to accelerate the transformation of Grupo Santander.
→ The Faro Community has been created to leverage our global footprint and direct our executives’ focus to accelerate Grupo Santander's transformation.Grupo Santander
→ Through our Responsible Banking endeavours, we've designed a new e-Learning course that raises awareness about the damaging effects of climate change on the economy. We also began a series of virtual talks by leading experts about climate change and what it means for banks, to which all senior managers were invited. In addition, our board members received climate-related training.
    Some subsidiaries and global units had additional training on climate change, as well as on sustainability, sustainable finance, and diversity and inclusion.

Annual report 2020	Contents

Sharing best practice
We leveraged our global scale to improve our performance faster with these group-wide initiatives:
→ Risk Pro/I AM Risk Culture Workshop to discuss subsidiaries' progress and establish a global Risk Pro Culture collaboration model.
→ First Workshop to create global communities and promote a collaborative culture across Grupo Santander, adding value through knowledge sharing. The workshop was organized by the Compliance and Conduct Collaboration Community
→ Non-Financial Risk Workshops on topics pertaining to Santander Consumer Finance.
→ Managing Retail Credit Risk through the covid-19 crisis to share core lessons learned from the payment holidays offered to retail customers.
→ 2nd Responsible Banking Workshop to outline Grupo Santander’s future responsible banking strategy. Our Responsible Banking team also holds regular video conferences with country teams to introduce new initiatives and share best practices.
→ Our global D&I network, which shared their local good practices and voted on one initiative to implement globally.
→ Common Culture Workshop focused on setting priorities and learning from best practices.
→ Simplification network established to identify and share local initiatives globally, enabling us to set a common simplification methodology while tracking progress towards clear targets.
→ Customer Experience (CX) community created to support subsidiaries in achieving the public commitment to be in Top 3 NPS. It acts as a forum to share best practices towards customers, contents and tools. It also helps implement local customer experience plans.
Social dialogue and restructuring
Grupo Santander promotes and upholds all employment regulation and trade union rights, including the International Labour Organization’s main standards, on freedom of association and the right to collective bargaining. We are in constant dialogue with employees’ legal representatives, with bilateral meetings and special committees where parties can share information, raise concerns and queries, and negotiate.
Our restructuring processes are an example of how we promote social dialogue. In recent years, Grupo Santander has had to undergo restructuring in Spain, Argentina, Portugal, Poland, the UK and other core geographies, consistently implementing internal and external flexibility measures to lessen the impact on employees and support their transition to new employment:
Restructuring

When restructuring affects jobs, we always:
→ Negotiate with local trade unions and legal representatives to ensure employees' rights are upheld.
→ Pay severance above the amount required by law, in keeping with agreements with trade unions.
→ Help employees find new roles in Santander or other companies.
→ Consider employees' special circumstances (i.e. disability, children with severe disease, etc.) and offer special support.
Assisting off-boarded employees

Santander Poland executed a restructuring plan to adapt to the new landscape. To ease the transition to new employment and provide emotional support, we created a protection package to help leavers realise their potential. It gives them information on the job market and ways to search for opportunities, as well as encouraging them to contact prospective employers.
We launched communication campaigns, with webinars, online consultations and new helplines. We also offered support to managers through a change experience framework, which they could draw on to outline their employees' journey.
External relocation programme

We restructured the organization in 2016 and 2018 alongside strategic partner Lee Hecht Harrison (LHH) to help those affected decide what to do after leaving the company. The programme committed to achieving 100% reassignmentA and also assisted employees interested in retirement, starting up a business, specialized training and other options. The measures were available to all leavers and their closest relatives free of charge and for as long as it took them to find a new job.
Due to the pandemic, in early 2020 the bank committed to not placing any employees on furlough (known as ERTE in Spain).
In December, we announced further workforce restructuring, set for completion in 2021. Around 3,500 employees will leave organization and another 1,500 employees will be reassigned within the Group.
A. In 2016 and 2018, 100% of active job seekers found employment through our outplacement programmes.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Performance review and remuneration
Our comprehensive remuneration framework combines fixed and variable schemes based on employees’ and company achievements. Short- and long-term variable remuneration reflects what we have accomplished (group-wide quantitative and qualitative targets, as well as individual and team targets) and how (e.g., behaviour, leadership, sustainability, commitment, growth and risk management), in addition to pension plans, banking products and services, life insurance and medical insurance and other competitive benefits our employees can choose. Fixed remuneration schemes reflect local market conditions. To set pay, we strictly apply the benchmarks and collective agreements in force in each country and community.
To comply with EU regulations on compensation, we class 1,389 employees who make decisions that may have a material impact on Grupo Santander’s capital as identified staff. They are subject to a variable remuneration deferral policy that defers a significant amount of their variable pay (40%-60% depending on their responsibilities) for three to seven years in accordance with internal and local regulations. 50% is delivered in shares and subject to potential reduction (malus) or recovery (clawback).

Main initiatives in 2020:

→ Inclusion of our responsible banking targets (including being a "top-10" company to work for; women senior managers, financially empowered people; green finance; and ethical channel standards) as a qualitative metric in our executive remuneration bonus scorecard.
→ Mitigation of remuneration-related risks.
→ Increase awareness of fair pay practices in terms of equal pay and gender pay gap reduction.

For more details on remuneration data, see the ‘Key metrics’ section of this chapter.	For more details on board remuneration, see section 6 of the 'Corporate governance chapter'.

MyContribution
MyContribution is our common performance management model. Performance management is key to enriching our culture and ensuring colleagues perform to the best of their abilities in keeping with their career goals. Our model applies to senior managers; employees who take risks deemed "critical" under policies on governance, regulations and remuneration; and employees at the Corporate Centre and in Spain, Brazil, Mexico and Santander Consumer Finance. We plan to implement it in other core markets in 2021.
MyContribution has three components:
•What: 50% is based on employees' individual goals set in line with group-wide strategy.
•How: 40% is based on how employees deliver on objectives and foster the values of Simple, Personal and Fair, the eight corporate behaviours and the four leadership commitments, which combine to form The Santander Way.
•Risk: 10% is based on how employees manage risk in their day-to-day role.
MyContribution is updated regularly. It now highlights our risk culture with a separate category created in 2020 to assess it.

Annual report 2020	Contents
Diversity and inclusion
Our commitment to a diverse and inclusive work environment is a cornerstone of our corporate strategy. Our global D&I executive working group and D&I expert network of local representatives perform a vital role in driving and cascading the importance of diversity and inclusion across Grupo Santander.
To recruit, manage and develop talent that reflects broader society, we developed a diversity and inclusion (D&I) strategy in 2020. It sets out to consolidate an inclusive workforce in terms of gender, LGBTI, people with disabilities, and cultural diversity (age, ethnicity and race, nationality, educational and professional background, and international experience) by:
•encouraging leaders to get involved: their commitment to being open and inclusive and to promoting diversity will help consolidate our diverse and inclusive culture.
•increasing awareness: promoting diversity and shaping our culture through global standards and actions such as FlexiWorking, parental leave, training, employee networks and the celebration of international days.
•promoting balance: special focus on increasing the number of women in management and in development programmes.

53.7% of employees are women -1 pp vs 2019	23.7% of senior managers are womenA,+1 pp vs 2019

39.2 Average age of the workforce, + 0.6 pp vs 2019	1.9% of employees have a disabilityB, +0.1 pp vs 2019
Data at year end. A. Senior managers are 1% of total headcount B. Data from Mexico not included as it is confidential information.

86% of employees believe Santander treats employees fairly regardless of their age, family, marital status, gender identity, disability, race, colour, religion or sexual orientation. +1 pp vs 2018.C
C. 2019 Global engagement survey. Next survey expected in May 2021

Euromoney gave Santander its first-ever global ‘Best Bank for Diversity and Inclusion’ award, highlighting the breadth and ambition of our diversity and inclusion programmes

Initiatives and achievements in 2020

Gender	Cultural	LGTBI

→ 3-year roll-out of maternity and paternity leave minimum standards: Maternity standards improved in Argentina as well as in Mexico, where we also implemented secondary parent leave. In 5 geographies, our standards have been met or exceeded; roll-out will continue in other markets until 2022
→ An objective to achieve gender balance in training and development programmes
→ GPTW named Santander one of the Best Workplaces for women 2020 in Brazil and Argentina
→ First global meeting of the Santander Women Network held with representatives from Spain, Argentina, Chile, the US, the UK, Santander Consumer Germany and Santander Consumer Nordics. Our objective is to extend the network to all subsidiaries to act as a counseling body regarding local gender initiatives
→ New communication guide in Argentina, which covers gender and includes a protocol against gender violence
→ Management skill programme for Women launched in Chile to incorporate more women managers

→ Our definition of cultural diversity expanded to include race, age and international background
→ Cultural diversity in senior managers increased from 50% to 66%
→ Black inclusion action plan rolled out in the UK to raise the number of Black senior managers
→ "Through our eyes" talks organized in the US for employees to share experiences, encouraging often hard conversations about racial and social injustice. This initiative was voted to be rolled out globally in 2021, adapted to local circumstances

→ Embrace network leaders from each geography met together in July to share best practices and set the first global LGBTI network objectives for 2021
→ Survey conducted in Mexico to find out how LGBTI individuals feel in the bank, in addition to LGBTI inclusivity workshops
→ Collaboration with the Office of Ethics and Employee Relations in Poland to encourage speaking up

	People with disabilities	Empowerment

→ Global mapping to share countries' best practices for people with disabilities
→ Celebration of the People with disabilities week across the group
→ Paid work experience launched in UK, in addition to tailored career support programme for students with autism
→ Inclusive recruitment methodology applied in Portugal

→ Compulsory online diversity and inclusion training for senior managers to promote inclusive leadership and raise awareness
→ Panels organized in Mexico on positive masculinity and inclusive leadership
→ Monthly seminars on D&I and gender diversity in Argentina

For more details on our D&I initiatives, see the Diversity and Inclusion report in our corporate website.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Gender equality
Grupo Santander continues to prioritize equal opportunity for men and women. Although 53.7% of employees are women, we recognize the figure is lower in leadership roles and we're taking significant measures to bring in more women leaders at all levels.
In 2019, we set diversity targets for senior managers A; in 2020 our initiatives continued to promote gender equality, covering issues ranging from work-life balance and parental leave standards, to recruitment, career development, equal pay and awareness. Across our footprint, we applied the global minimum standards for parental leave approved at the end of 2019. They include initial paid maternity leave of at least 14 weeks in Argentina, Mexico and the US as well as secondary parental leave of at least 4 weeks in Brazil, Chile, Mexico, Poland and Uruguay.
Grupo Santander is also taking measures to fight sexual harassment, which has been explicitly included within our global code of conduct. In Spain, we have an equality plan with protocols against sexual and gender-based harassment.
A. Senior managers are 1% of total headcount.

Grupo Santander is one of the leading companies in the Bloomberg Gender-Equality Index, achieving the top score in equal pay and gender pay parity.
Equal pay
Our strategy also prioritizes pay parity between men and women, which we measure in terms of the equal pay gap and the gender pay gap.
Gender pay gap: 31.7%

What it measures:
The gender pay gap measures differences in compensation between women and men in an organization, business, industry or the broader economy, irrespective of the type of work. At Santander, fewer women hold senior and business management roles than men (something we are focussed on addressing), while more women work in retail banking and support roles.
We calculate the gender pay gap as the difference of median of remuneration paid to male and female employees expressed as a percentage of the male remuneration. Our remuneration schemes factor in base salary and variable pay, but not corporate benefits/in-kind compensation or local allowances.
Our progress:
Santander addresses the gender pay gap with a methodology based on best practices and common guidelines for the group and local units. We are extremely committed to fostering a diverse and inclusive working environment. We maintain rigorous standards for promotions, recruitment, succession planning, implicit bias training and talent pipelines to strengthen diversity, with communications from executives as well as mentoring, networking and other actions aimed at achieving greater balance in the organization. Local units have action plans in place based on their own characteristics and conditions.
The gender pay gap slightly increased from 31% in 2019, owing to a larger sample size coming from enhancements to our methodology and its comprehensiveness.
Equal pay gap: 1.5%

What it measures:
The equal pay gap gauges "equal pay for equal work" for women and men in the same job at the same level. Our comparison does not consider certain factors, such as tenure, years of service, previous experience or background.
Our progress:
Grupo Santander set up fair pay programmes to reduce the equal pay gap. They include systematic reviews tied to remuneration cycles (merit-based promotions and bonuses), work reorganization and career development plans to recruit, engage, and retain diverse talent.
Our equal pay gap, which stood at 2% in 2019, declined this year as a result of our strong commitment and wide-ranging action plans across the organization. We will continue conducting robust reviews and analyses of pay data to detect, understand and act on any gaps.

Annual report 2020	Contents
People with disabilities
Grupo Santander has plans in place to include, and increase accessibility for, people with disabilities, which we believe is a question of talent, ethics and responsibility. While their inclusion promotes their independence, freedom and dignity, it also enriches the teams they join.
Our D&I strategy sets two objectives to foster the inclusion of people with disabilities:
•To meet (or exceed) the legal quota for employees with disabilities in a direct way, increasing the 2019 headcount of employees with disabilities by 1% in countries without a legal quota by 2025A.
•To comply with local accessibility laws, requiring the AA-level accessibility standards dictated by the Web Accessibility Initiative (WAI) for all new digital products.
In 2020, these global initiatives increased the number of employees with disabilities in Grupo Santander from 1.8% in 2019 to 1.9%:
•A global mapping to share countries' best practices across the group.
•Recruitment of talent with disability benchmarks through trainee programmes.
•Volunteering and mentoring for people with disabilities.
•Awareness campaigns.
•AA-level digital accessibility criteria required in the validation of Grupo Santander websites and apps.
Fundación Universia is a core partner in Grupo Santander's efforts to include people with disabilities.

A.This measure exempts countries where it is not legal to collect disability data.

Differently abled

Since 2018, the Differently abled programme has been preparing organizations to employ people with disabilities to promote inclusive and diverse workplaces. This year, the project focused on spreading awareness about the rights and needs, and benefits of employees with disabilities, in addition to tearing down barriers and creating an environment where they could feel free to talk about their disability.
Differently abled's recruitment and other activities, which help strengthen our brand as a socially responsible employer, include:
→ workshops, webinars, guides and articles on the Intranet for employees and hiring managers (e.g., on how to recruit people with disabilities, best practices, rights of people with disabilities).
→ benefits for employees with disabilities (one-off financial support for health-related purposes.
→ assistance with disability certificate applications.
→ cooperation with universities, foundations and other external organizations to employ people with disabilities.
→ awareness campaigns to mark the International Day of Persons with Disabilities inside and outside Grupo Santander.

Promoting the inclusion of people with disabilities

Santander Argentina carried out a series of initiatives to raise awareness and promote the inclusion of people with disabilities:

→ We ran training for blind people and people with intellectual disabilities.
→ We included training about disability and ran sign language courses for employees on our education platform, Academia.
→ We implemented initiatives on adapted sports, sign language and inclusive design to celebrate the People with Disabilities Week.
→ We created a network for colleagues with disabilities and allies to share experiences, propose ideas and act as their own ambassadors.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Employee experience
Our motivated workforce is vital to ensuring commitment and success in helping people and businesses prosper
1. Speaking up, active listening and taking action
As a responsible bank, everyone should feel able to suggest better ways of doing things and alert management when things go wrong or they suspect misconduct.

Promoting speak up without fear
This means:	What we do:	How we do it:
	Management of risks and ethical concerns, internal governance	Ethical channels and whistleblowing lines, committees and forums
Protect

	Ideas, solutions, simplification, improved processes	Agile working, Validate (open innovation platform)
Innovate

	Recognition, performance management, feedback	StarMeUp, MyContribution; Employee pulse surveys
Engage

Our listening strategy
In line with our corporate behaviours, we truly listen to colleagues and encourage them to speak up and talk straight. We take action driven by feedback, data and experience, rather than process, with advanced reporting and network analysis to bring about change. The many large-scale internal listening exercises we undertake, such as all-employee surveys (our Global engagement survey is bi-annual), pulse surveys (global and local) and crowdsourcing initiatives (such as Validate, our open innovation platform) are supplemented by performance check-ins and appraisals, exit interviews, incident tracking and whistleblowing channels. We're also reviewed by Top Employer, Great Place To Work and other certifications that place importance on how we listen to our employees.
In 2020, our listening approach covered financial crime, covid and other topics. Additionally, employees participated in a global pulse survey on our corporate purpose, employee Net Promoter Score (eNPS), simplification, collaboration and covid. Simplification and collaboration had been the two areas with the lowest scores on the 2019 Global engagement survey.
According to the results of our global pulse survey, our employees are committed to our purpose to help people and business prosper, and believe Santander responded effectively to the pandemic's economic and business-related challenges, and the bank has been taking appropriate action to ensure employees stay safe and healthy. Our people also indicated a willingness to retain some mode of remote working in the future, which our global FlexiWorking framework will support.
In terms of simplification and collaboration, the main areas of improvement were streamlining processes, improving IT capabilities, access on internal portals to find information and clearer guidelines and procedures.
Amid the first wave of the pandemic in March, we held open, virtual Ask Ana meetings with Group Executive Chairman Ana Botín so everyone could remain up to date with current affairs at the bank and ask questions on pressing matters. Although most meetings highlighted the pandemic, they also looked at strategy, business, diversity and other topics. In 2020, we held 10 Ask Ana meetings, which attracted 140,000 connections/views.

86% of employees agree Santander's response to economic and business challenges has been effective during the pandemic	78% of employees say they're open to remaining under some type of remote working model

+ 22,500 employees surveyed, of which 51% responded A

A.2020 global pulse survey results

Annual report 2020	Contents
Ethical channels
We have Canal Abierto, our ethical channel model, in place in our core markets. In 2020, it was launched in Portugal and Argentina and at Openbank. Its purpose is to enable employees to report violations of the general code of conduct and actions that fail to uphold our corporate behaviours. It promotes eight minimum standards, including easy access, anonymity, third-party management and awareness. In 2020, we focused on implementing them across Grupo Santander, especially through:
•support and sponsorship by the Group executive chairman and local CEOs for employees to use the channels to speak up about misconduct;
•acceptance of complaints about non-ethical conduct that runs counter to Simple, Personal and Fair behaviour;
•Enhanced measures to prevent conflicts of interest during investigations; and
•the common minimum standards were part of the criteria on the Responsible Banking executive remuneration scorecard.
For uniform channel management and reporting, Grupo Santander enacted the Canal Abierto policy in 2020. It includes common standards, management criteria, guarantees for users and local initiatives all channels must meet to promote the channel's use among employees. It also sets a taxonomy of cases that can be reported, including sexual harassment.
Canal Abierto helped us hear and handle approximately 300 concerns from employees about covid-19 in 2020 (7% of total complaints). Overall, they were about hygiene measures, non-compliance with social distancing, quarantine, staff resources and managers' responses to the pandemic. 189 were deemed substantiated, and 25 led to disciplinary action. This improved our crisis management and other internal procedures.
In 2020, we received 4,390 issues mainly related to labour relations (+3 pp vs 2019), including 28 that alleged workplace discrimination (six of which led to sanctions, including three dismissals); fraud and conflicts of Interest (-7 pp vs 2019) and products and financial services marketing (no change yoy). On average, issues were processed in 35 days. No cases of corruption or human rights violations were confirmed.
Mexico

In 2020, our Mexico team's Línea Ética (ethical channel) added a covid category for employees to report violations of internal health protocols, hygiene measures and potential infections. This was driven by a strong communications campaign, timely follow-ups on filed complaints, action plans and disciplinary measures.
Approximately 147 complaints were received and resolved during the pandemic. The number of complaints fell significantly in the final months as a result of mitigating actions. Internal controls helped remind everyone of the company's and employees' obligations and disciplinary measures. In the most serious cases, those engaged in behaviours increasing the risk of contagion were warned, suspended or dismissed.

Types of issues received

■	Labour relations
■	Fraud and Conflicts of Interest
■	Products and financial services marketing

■	AML and Terrorism financing
■	Corporate Behaviours
■	Others

	2020	2019
Issues received	4,390	4,473
Issues deemed well-founded for investigation	3,787	3,534
Disciplinary actions	1,083	920
which led to dismissal	315	294

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
2. Corporate benefits
We offer several benefits for employees across all geographies. Each country establishes programmes adapted to local conditions. Benefits range from free services for employees and family members, to discounts on products and services. During the pandemic, we extended those services to guarantee our employees' wellbeing in all our countries to help our people stay physically and mentally healthy during lockdown. We adapted health cover to new circumstances and needs. In Spain, we reinforced our medical services and launched a new advice programme with health, social and legal experts. In Brazil, we had a 24-hour remote medical assistance service available for all employees and their relatives.

For more details on our initiatives promoting employees' wellbeing, see "Our wellbeing" in this section

Corporate benefits in Argentina

Santander Argentina offers benefits to employees in different areas:
→ Family: Nursery subsidies, schools camps and scholarships for employees' children.
→ Health: Excellence plan for all employees, with permanent access to doctors, dentists, psychologists, social welfare officers and other health professionals.
→ Financial products: Reduced interest rates, credit cards without extra costs, access to mortgages with beneficial conditions, etc.
During covid-19, they also offered discounts at supermarkets and petrol stations, favourable lending conditions to buy cars and motorcycles, discounts on internet bills and material to facilitate remote working.
3. The way we work
We promote our employees' work-life balance through flexible working and health and wellbeing programmes.
FlexiWorking
Our global FlexiWorking framework consists of formal and informal measures addressing where, when and how much we work:
•"Where we work" incorporates home/remote working and other measures.
•"When we work" considers compressed hours/days, flexible start/end and break times, and alternative working patterns.
•"How much we work" is about part-time working, special leave, flexible holidays, job sharing and other measures.
The agreements we have signed with major trade unions provide measures to improve employees’ work-life balance. We made a pledge to promote practical time management and the use of technology that helps our employees better organize work and upholds their right to ”disconnect digitally” when they are away from the workplace.
As part of our covid-19 response in Spain, we implemented automated tools advising employees to avoid sending emails or hosting meetings outside working hours. FlexiWorking ultimately enabled over 100,000 employees to work remotely during the peak of the pandemic, while maintaining strong levels of wellbeing (as seen through our regular pulse surveys).

83% of employees say Santander is providing the appropriate flexibility they need to be effective and productive.A
A. 2020 global pulse survey results.
To adapt the way we work and fulfil employee expectations, we are working on a project to review our global flexible working proposal according to subsidiaries' realities, gaining flexibility in the workplace and with new digital capabilities. Changes will be gradually implemented in 2021 and afterward.
Agile methodologies
We implement agile methodologies to foster collaboration, accelerate decision-making and drive change through remote teams in several countries. In 2020, we focused on implementing them in Brazil, Portugal and Poland.
In Poland, 1,400 employees are now working in agile units. The significant improvements this brought about include greater cooperation between IT and business areas, higher engagement and transparency.

Annual report 2020	Contents
4. Volunteering
Volunteering builds a strong team spirit and a sense of purpose, while helping the communities we serve. The corporate volunteering standard in our corporate culture policy entitles employees to spend a certain number of working hours each month or year volunteering.
We hold two important group-wide volunteering events for employees each year: our Santander Week, observed in all our countries at the same time, and International Volunteering Day. Locally, the group’s subsidiaries organize multiple volunteering programmes as part of their community investment commitments.
We continued supporting communities despite the pandemic
Our collaboration and commitment to social organizations did not waver during the pandemic. Our volunteers in every market continued to devote their time to promote a more inclusive society. When we couldn't run our regular volunteering programmes face-to-face, we delivered them virtually. We also launched several social initiatives covering new needs.
Santander also set up the Together solidarity fund to raise money for the most urgent needs generated by the pandemic, such as medical equipment and research. Employees in all our countries made personal contributions to this fund.

For more details, see the 'Supporting Communities' section in this report.

Mães da Favela programme

In 2020, more than 46,000 collaborators from Santander Brasil participated in the Mães da Favela project, organized by the NGO Central Única des Favelas (CUFA). They put together a 12-hour live festival to help single mothers from disadvantaged communities. More than 20 TV and radio channels streamed the event, which raised over R$3 million. Santander Brasil matched this amount to bring the total to R$7.2 million. The initiative benefited 11,000 women across the country.

+26,000	+56,000
employees participating in community activities	hours volunteered

Volunteering initiatives during covid-19

In Uruguay, we gave talks through Santander Universities to groups affected by the pandemic. They included a session on “How to do business during the covid-19 crisis”, where leading business school figures shared content and useful insights into how to cope in this new landscape.

In Spain, the Minutos en compañía campaign (together with Adopta un abuelo and Fundación United Way) gave training to 75 volunteers who called elderly people living alone or in care homes or hospitals to lift their spirits (12,300 minutes in one month).

In Poland, our people sewed over 15,000 protective masks and donated them to health centres, care homes and other institutions. The material used to make the masks was sent to employees' homes.

In Chile, volunteers provided online guidance and support to students from disadvantaged communities to continue their education.
In Argentina, volunteers provided assistance to the elderly, buying them food, and providing emotional support and assistance. Volunteers also gave talks on financial education to different audiences and mentored young people in social vulnerability situations.

In the UK, over 2,500 employees volunteered with Alzheimer’s Society and Age UK to make social phone calls to lonely and vulnerable people, pledge social actions to support people affected by dementia, support local services , and help older people get online and develop their digital skills.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
5. Our wellbeing
Keeping our employees safe, healthy and well has always been a core priority for us – and especially in 2020. On top of the measures we took to protect our employees, we have collective bargaining and other sector and bank agreements that include provisions on employee health and occupational risk prevention such as check ups and testing on a regular basis or following prolonged absence.
Our structure and resources are designed to mitigate work-related risks. We have appointed a global head of health and safety to coordinate and centralize all initiatives on employees' wellbeing. We also work with employee representatives to regularly revise our occupational risk prevention plans, which we implement through:
•regular workplace assessments of health and safety risks and preventative measures to eliminate or control them.
•considering health and safety issues when designing, contracting for or acquiring offices, furniture, equipment, products and IT equipment.
•procedures to control and guarantee safe working conditions, which are developed by the Occupational Risks prevention area in collaboration with other units. They consist of the identification of risk factors affecting employees' health and safety; the assessment of risks that cannot be avoided; and the adoption and scheduling of preventive measures.
•information and theoretical/practical learning for employees.
•integration of occupational risk prevention into management to embed it in all operations that may impact on employees' health and safety.
In 2020, to guarantee our employees' wellbeing during the covid-19 pandemic, our protocols and prevention measures consisted in:
•delivering masks, gloves and protective screens to office and branch-based employees; applying strict personal hygiene protocols; and reorganizing spaces to ensure social distancing. In Spain, we committed EUR 15 million to sanitary material purchases and disinfection activities, and performed more than 70,000 tests. In addition, we provided employees and their families with less expensive tests and protective equipment.
•offering information and training on covid-19 prevention, with a specific site on our corporate Intranet featuring coronavirus updates and Q&A sessions with our executive chairman.
•executing a corporate de-escalation plan with prevention measures and guidelines for all geographies that fit local government indications and included monitoring of employees' health via apps, tests and surveys.

BeHealthy

We are committed to being one of the healthiest companies in the world. We offer employees health and wellness benefits, and raise awareness through our global BeHealthy wellness programme.
BeHealthy has four key dimensions: Know Your Numbers, Eat Well, Move and Be Balanced.
In response to covid-19, we created the BeHealthy at Home brand to empower and enable colleagues to be healthy and look after their families. Our teams gave advice on working and exercising at home and on nutrition. In the UK, we created a podcast series called The Wellbeing Podcast, which featured leaders discussing key topics during the pandemic. In Poland the CEO launched a challenge to burn more calories than him in a steps challenge.
Our global partnership with Gympass saw the launch of Gympass W (a digital platform to access 1:2:1 live sessions with fitness trainers, cooking classes and much more).
We also launched a series of videos based on the book by Chief Wellbeing Officer Dr MacGregor, with messages about wellbeing and encouraging action through experiments, quizzes and other activities.

87% of employees say Santander is taking appropriate steps to ensure employees stay safe and healthyA
A.2020 Global Pulse survey results

3.1%	10,305	0.07
absenteeismA,B	thousand hours missed due to non-occupational illness and accidentsB	Severity rateC	For more details on absenteeism data, see the 'Key metrics' section in this chapter.
A.    Days missed due to work-related accidents and non-occupational illness or accidents for every 100 days worked.
B.    Santander UK does not count hours not worked due to covid-19 as absences so they will not affect the remuneration objectives set prior to the health crisis.
C. Hours missed due to occupational accidents involving leave for every 100 hours worked.

Annual report 2020	Contents
Acting responsibly
towards our customers
Being responsible means offering our customers products and services that are Simple, Personal and Fair. We need to do the basics brilliantly and solve problems fast, while learning from mistakes.
As a responsible bank, our customers are at the centre of everything we do

We focus on our customers We listen to them and enhance their experience with us.	We protect our customers By identifying vulnerabilities and avoiding product mis-selling.	We manage their complaints In case something goes wrong, we act and learn from it.
Transforming customer experience
In 2020, we reinforced our customer experience (CX) strategy to ensure we offer the best service, always. The diverse CX initiatives we ran focused on active listening.
We aim to become a leader in customer satisfaction (top 3 in NPS) in all our geographies. Supported by our new global multidisciplinary team, we prioritize projects with the greatest impact on NPS, and oversee improvements to the customer experience wherever we operate.
We created that team based on four pillars:
•Strategy: To unify Grupo Santander's CX vision, we started to create common CX guidelines that will boost customer journeys and touchpoints, ensuring customers remain at the centre of our efforts.
•Analytics: To enhance the team's performance and bearing on our business, we evolved CX metrics in line with local initiatives to ensure all our plans are customer-centric, based on data and action-driven.
•Community: Working as one team helps us serve our customers better. We created a global CX community to generate synergies and share best practices, knowledge and tools across Grupo Santander.
•CX plans: We helped devise and execute local plans to improve customer experience. We also focused on improving customers' emotional experience through Emotional hub in Mexico, the C+ Santander model in Argentina and other initiatives.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Emotional hub

The Emotional hub initiative seeks to listen to our customers to understand and improve their emotional experience. We combine customer and employee interviews with design-thinking to build an emotional map that helps us uncover sensitive issues which we can address. We identified much-needed enhancements for full service, customization, and product and process simplification. We listened to 600,000 customers and more than 1,000 employees, who gave us a holistic view of their emotional experience.
C+Santander model

The C+Santander (Customer+Santander) is a data-driven model for decision-making to create memorable customer experiences by transforming perceptions into data; data into knowledge; and knowledge into action. We measure every touch point via NPS to keep a close track of customer claims. We then correlate them with business performance indicators, generating a constant flow of data each area can use to focus on delivering customer strategies that can make the greatest difference.
Thanks to this approach, we moved into the top 3 in NPS in 2020. We also developed experience guidelines on how to approach customers in personal and digital interactions.

We use interactive channels to listen to, and better understand, our customers. Our customer centres in Chile, Mexico, Spain and Portugal enable us to get to know more about what they think of our products and services and the way we do things. Meanwhile, our corporate Consumer Protection function shares best practices across Grupo Santander through CuVo (Customer Voice), a monthly global working group formed by all our customer-facing areas.
In 2020, we continued to simplify our processes and product catalogue. In Portugal, we streamlined our product portfolio by reducing the number of accounts and bank cards from 141 in 2019 to 38 in 2020. We also created the Santander One account, which brought together several accounts into one and helped increase transparency, offering subscription-based plans and free, essential services to loyal customers; it was launched in Spain and will be progressively implemented in all our European units.
Poland, a case study on simplification

As part of our Agile transformation, Santander Polska simplified products and processes. This significantly improved how we design and market our products and services, while solving customers' problems with easier processes. So far, we have:
→ developed new digital cash loans, reducing the time and steps to complete the transaction and vastly increasing new cash lending.
→ set up a new way to open accounts in branches that only takes 2.5 minutes (as opposed to the 33 minutes previously) and only requires a signature for completion, halving the number of clicks.
→ created 15-minute SME smart loans (down from 90 minutes) without a loan application. The process is omnichannel and can be completed in a single tool.

F011 Puesto 10
F011
E026
B017
A042
B015
2
Hola
Bienvenido a
tu sucursal en
Palma de Mallorca
Avda. Alexandre Rosselló,
Coge tu número

Expanding our new branch models and promoting inclusiveness

We are constantly adapting our branches to customer needs. In 2020, we opened Work Cafés in Poland and the US, and took steps to make our branches and channels more accessible and inclusive. In Spain and Portugal, we use universal design principles (induction loops, tactile paving, accessible toilets, etc.) to fit out our Smart Red branches and Work Cafés. Santander Polska’s Barrier-Free Service includes branch accessibility measures and sign-language video calls with customer service advisers.
We are working tirelessly to adapt our ATMs for the visually impaired: 95% of Santander Brasil’s machines are braille-enabled; 1,286 have been adapted in Argentina; more than 2,000 in Portugal are equipped with voice command; and 1,300 in Poland are speaker-driven and braille-enabled.

Annual report 2020	Contents
Customer satisfaction
Our strategy sets out to inspire loyalty in our customers. We conduct more than a million customer surveys per year to monitor their opinions and experiences with Santander and see how we can adapt our products and services to improve their experience.
To measure customer loyalty and satisfaction, Santander uses the Net Promoter Score (NPS). NPS is an indicator that summarizes our relationship with customers. It depends on three main drivers we care about and constantly work to improve: service, product and price, and image. It contributes to the variable remuneration schemes of most employees. In 2020, our NPS was in the top 3 in 6 out of 9 geographies. Loyal customers in 2020 are 22.8 million, up 6% from last year.

Our customers' expectations changed largely because of covid-19. Therefore, we focused on improving our service at contact centres and digital channels (which have been the most widely used channels during the pandemic). We also worked on simplification, which we found to have a profound impact on NPS.

Top 3 6 of 9 countriesA A.Santander US has a different objective and does not account for the metric.

	South America				Europe				North America

2018	5º	3º	3º	2º	3º	5º	3º	1º	3º	9º
2019	4º	2º	2º	2º	3º	4º	3º	2º	4º	9º
2020	3º	2º	1º	3º	2º	5º	1º	6º	4º	9º
Internal NPS benchmark to measure customer satisfaction, audited by Stiga / Deloitte
Main peers by country: Argentina: Galicia, BBVA, ICBC, HSCB, Macro and Nación; Brazil: Itaú, CEF, Bradesco, Banco do Brasil; Chile: BCI, Banco de Chile, Itaú, BBVA, Banco Estado; Uruguay: Brou, Itaú, BBVA, Scotiabank; Spain: BBVA, Caixabank, Sabadell, Bankia; Poland : ING, Millenium, MBank, Bank Polski, Bank Pekao; Portugal: BPI, Millenium BCP, CGD, Novo Banco; UK: NationWide, Barclays,Halifax, Natwest, Lloyds, HSBC, TBS, RBS; Mexico: Scotiabank, Banorte, Bancomer, HSBC, Banamex; US: JP Morgan, Bank of America, Capital One, PNC, M&T Bank, TD Bank, Citigroup, Ctizens, Wells Fargo.

We monitor all NPS drivers	SERVICE
	Branch	General service, waiting time, branch assistance, layout
	Channels	Mobile, internet, ATM, CDM, contact centre, personal manager
	Personal	Personal attention, kindness, employee professionalism
	Simple	User-friendliness, speed and agility
	Communications	Clear statements, information on offers and deals, coherent information
	Problems	Percieved issues
	Others	Data protection
	IMAGE	Strong and sound, social responsible, innovative, trustworthy, transparent
	PRODUCT & PRICE	Simple product and service proposition, fees and charges, benefits, credit cards

Group NPS by channelA

56	45	60	68
Branch	Contact Center	Internet	Mobile
Branch: Does not include Chile
Internet: Does not include UK, Chile and Uruguay
Mobile: Does not include Uruguay
A.Based on the results of surveys made to customers 48h after their interaction with the Bank. It presents a pondered average of the Group's active customers.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Protecting consumers and helping vulnerable customers
Being responsible means offering our customers products and services that are Simple, Personal and Fair. Our daily operations must be brilliant, and we must go beyond legal minimums to give our customers an exceptional experience.
Consumer protection policy and principles
To further embed our customer focus, the Compliance & Conduct function implemented the consumer protection policy. It sets out principles we expect our teams to follow, ensuring high ethical standards in our relationship with customers.
Consumer protection principles
To apply our consumer protection principles to our day-to-day practices – reflecting our aspiration to be Simple, Personal and Fair in all we do – this year we implemented a reporting process in all geographies. By using customer voice and business indicators, it allows us to identify customer outcomes and local gaps (e.g., poor assistance, incidences with fees and ATM issues) and develop plans to tackle them. We plan to add artificial intelligence to the process to gain insights we can use to increase customer protection.

The Compliance and Conduct function repeatedly identifies potential risks to customer protection from new regulations or problems with products or services. It carries out thematic reviews for the entire group, assesses the situation and makes decisions to improve and mitigate risks. In 2020, thematic reviews focused on responsible business practices in account packages, revolving cards, and overdrafts. Their findings and suggested best practices for transparency, disclosure to customers, sales, commissions, loan approval and credit conditions, were shared across geographies. Next year, we expect subsidiaries to close the gaps identified against the group's responsible business standards. In general, all subsidiaries are well positioned to fulfil those standards.
We also ran awareness campaigns and workshops on product governance and consumer protection that matched strategic priorities.

Consumer protection principles

Treat customers fairly	Complaints handling	Consideration of special customers' circumstances and prevention of over-indebtedness	Data protection	Customer-centric design of products and services

Responsible pricing	Financial education	Transparent communication	Responsible innovation	Safeguarding of assets
Vulnerable customers
Our global vulnerable customers and over-indebtedness prevention guidelines, approved in 2019, aim to ensure a consistent group-wide approach in guaranteeing fair treatment to customers, with empathy according to their particular circumstances, and in avoiding over-indebtedness. For example, when validating a product or service, we must specify if we can offer it to a vulnerable customer.
Although most countries have laws that state when a customer can be considered vulnerable, our definition is wider and covers circumstances beyond financial stress, mindful of the various personal factors that lead to a state of vulnerability.
By the end of 2020, all subsidiaries had locally approved the vulnerable customers guidelines. This puts us in a good position to face regulatory trends as we continue to build a more solid vulnerable customer model.
"Here & Now" for our elderly customers

To support elderly customers during the covid-19 pandemic (especially those unfamiliar with digital channels), Santander Portugal launched Here & Now. This initiative is a personal contact and community programme and free service for employees to help elderly customers with digital channels, payments, and daily tasks like making purchases at the chemist. We contacted more than 55% of our customers over the age of 65 (more than 150,000 people), many of whom told us things like “You've called me more than two of my three children” and “I thought that this type of service was only given to rich people”.
We also distributed 580 tablets and communication cards to care homes across the country, so residents could talk to their families during the Christmas holidays.

Annual report 2020	Contents
Product governance
Santander’s governance structure enables us to protect customers' interests.
Our Product Governance and Consumer Protection function in our Compliance & Conduct division sets standards to manage products and consumer protection properly. Our product governance forum, which involves the Responsible Banking unit, ensures the products and services we market meet the needs of identified target segments, are available on the right channels and deliver the desired outcomes for customers. Our product validation assesses whether a product can be categorized as ESG and is considerate of vulnerable customers.
In 2020, our product governance focused on:
•digital contracting and contents: This includes the scope, consistency, presentation format and access to information on digital channels (Online Banking/Mobile Banking). We paid special attention to pre-contractual information, withdrawal rights, complaints handling and post-sale information.
•responsible consumer credit lending: To ensure credit terms are reasonable and prevent over-indebtedness, we focused on revolving cards and drafted an internal guide to regulate conduct standards that must be observed.

Salesforce cultural transformation
We include customer satisfaction indicators in our remuneration schemes so the first line of defence are incentivized to meet customers' rising expectations. Our three-year transformation plan (which started in 2018) continued to revise the remuneration of our salesforce. Corporate Compliance & Conduct, with the collaboration of HR and local teams, monitored the implementation of local action plans to confirm significant improvements. The action plan covers governance; variable/fixed remuneration ratios; linear business objectives that do not promote specific products; the weighting of quality components against adequate diversification of conduct metrics; and other topics.

In executing this plan (especially in 2020), we have significantly increased the weight of conduct/quality on variable remuneration (equal to or above 40%). Customer satisfaction and quality are the basic pillars of this model.
Our employees' knowledge and skills are key to ensuring the highest quality customer service. As part of our continuous improvement process, in 2020, several group subsidiaries updated their conduct risk with customer training material (part of global mandatory employee training) and a specific course on conduct standards in collection and recovery.
Conduct in collections and recoveries
In the first half of 2020, we developed plans in all geographies to increase focus on collections and recoveries conduct. This improved our conduct in that regard, while strengthening controls over transparency, data protection, vulnerable customers, training and remuneration practices in collections and recoveries.
Our plans focus on:
•boosting controls to mitigate conduct risks (fair treatment to customers and end-to-end customer management).
•re-designing communications with customers to make them more transparent and to enhance data protection controls.
•identifying and referring vulnerable customers.
•enhancing quality assurance and third party risk management to ensure a fair customer journey with qualitative conduct indicators.
•providing specific conduct training to all employees involved in debt collection.
Our efforts accelerated owing to covid-19. With the pandemic, defaults are likely to increase, making it even more important that our processes ensure our customers are treated fairly.

For more details on product governance, consumer protection and conduct and collection & recovery, see section 7.2. 'Compliance and conduct risk management' in the 'Risk management and compliance' chapter.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Data protection
Grupo Santander is committed to collecting, storing and processing personal data safely and securely. Our compliance programme guarantees robust risk-related management of data. It includes:
•corporate-based criteria as general lines of action to meet regulatory requirements.
•local subsidiaries' responsibility to fulfil the General Data Protection Regulation (GDPR) and local regulation on data protection.
•a solid governance model (available on the corporate website), consisting of:
•corporate and local policies.
•a data protection officer (DPO) and/or managers in each unit where necessary. We formally disclosed appointees to local authorities.
•a corporate oversight programme based on a bi-annual monitoring forum chaired by the Group chief compliance officer, where subsidiaries report on compliance status, management indicators and half-year evaluations.
Other items that bolster our commitment to personal data protection are:
•a homogeneous group-wide monitoring model, which includes monthly reporting on performance indicators.
•data protection integrated into the annual Internal Audit review programme. The number of units reviewed by internal audit since 2018 is 38 (and counting).
•a corporate data protection management tool that records group-wide data protection activities (c. 6,000 treatments).
•promotion of corporate initiatives and the exchange of best practices among units, including workshops and training courses.
•special training for DPOs and privacy "champions".
•constant monitoring of regulatory developments to update and consolidate criteria, methodologies and documentation.
•employee training and awareness.
Principles of action in our relationship with political parties

In our goal to be a responsible bank, Grupo Santander maintains a good relationship with all its stakeholders. Grupo Santander is governed by principles of transparency, honesty and impartiality in its interactions with political parties and other entities with public and social purposes that are also political in nature.
Since 2016, our policy on financing political parties (available on our corporate website), which our board’s executive committee approved, applies to all our subsidiaries worldwide. It prohibits making monetary or in-kind election donations and contributions. In the commercial relationship, Grupo Santander prohibits full or partial debt forgiveness for political parties and their affiliates, even though they can negotiate the terms of debt with our subsidiaries at interest that can never be below market rate. Furthermore, this policy applies to political parties’ electoral candidates to the extent local laws provide.
Grupo Santander rejects any and all acts of corruption by employees and managers in our relations with political parties and any other entities with public and social purposes.
According to our policy, in 2020 Grupo Santander did not make any donations or contributions to political parties.

Annual report 2020	Contents

Delivering for customers during the covid-19 crisis
Through this unprecedented crisis, Grupo Santander has worked hard to help our customers overcome financial challenges. In addition to facilitating regulatory and governmental assistance, the measures we took to maintain high-quality, accessible services and relieve financial distress included:
•expanding the terms and scope of grace periods and payment holidays for all customers (beyond legal requirements).
•helping channel government liquidity to SMEs and businesses.
•expanding insurance cover for pandemic-related claims in line with payment holidays.
•making sure we continued to deliver quality service to customers during lockdowns, mainly through better online channels (at call centres, ATMs and on new apps) and branch recalibration.
Our Product Governance and Consumer Protection teams verified those measures locally to ensure transparency and avoid additional costs for customers, which special concern for our most vulnerable customers.
Health and safety
We implemented measures to guarantee our customers' health and safety at all times. We adapted our branches and encouraged the use of digital channels via "Stay at home" notices, tools, tutorials and cyber tips, plus coronavirus helplines for frequently asked questions. We undertook initiatives to support and protect elderly customers, people in rural areas, at-risk patients and other special groups. We set up priority services and business hours for elderly customers.
We increased our call centres' capabilities through plans in all countries to facilitate working from home and channel deflection, optimize resource use and anticipate customers' needs. This increased our global service volume by 21% on average.

Customer approach during covid-19 in the UK

Santander UK provided product support such as payment holidays on mortgages, credit cards and personal loans; early access to savings with no penalties; and waivers and reduced rates on overdrafts. We also undertook these initiatives to ensure vulnerable customers could access services and to help relieve their financial challenges:
→ Reaching Out, a programme where branch employees made thousands of phone calls to customers who might be vulnerable or at risk of financial exclusion, check on their wellbeing and provide additional support. We provided these calls from April-November 2020, reaching over 81,500 customers.
→ A coronavirus helpline for customers unable to visit branches or access the Internet.
→ A new and improved online chat service on the Santander website, mobile app and online banking, providing easy-to-access information and keeping phone lines free for customers who needed to use them.
→ Access to cash for self-isolating customers, whereby an authorized third party could obtain cash on their behalf.
→ Guidance to identify the signs of domestic/financial abuse and inform customers on ways of reaching out for help.

For more details, see 'Meeting the needs of everyone in society' and 'Financial inclusion and empowerment' in this chapter and 3.3 'Covid-19 credit risk management’ in the Risk chapter.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Complaints management
Our complaints management and analysis sets standards for all units to properly handle complaints, ensuring regulations are met and complaints and interaction logging is firmly embedded in all customer contact channels to provide the best possible service. More than this, we use complaints to improve our service and products, so that complaints do not arise in the first place.
In 2020, we focused on resolving complaints at the first point of contact with customers and better complaints handling based on customer feedback. We also improved mitigation plans, governance and root-cause analysis to effectively identify opportunities for issue reduction and proactive resolution. We worked to boost the capability of not only our specialist teams, but all teams, to increase reporting. We took 267 corrective and preventive actions involving ATMs, fraud, web/ mobile app access and use, and more customer-centric debt collections.
We closely monitored our subsidiaries to analyze complaints trends driven by the pandemic and, as relief measures expire, to take actions to ensure the best possible outcome for our customers.
We closely monitored our subsidiaries to analyze complaints trends driven by the pandemic and, as relief measures expire, to take actions to ensure the best possible outcome for our customers.
Our performance during the crisis proved successful. Covid-19-related complaints (2-4% of complaints group-wide) were very low compared with the number of relief measures we managed to implement in short timeframe. In addition to adjusting systems and tools, we closely monitored our subsidiaries to analyse complaint trends driven by the pandemic and take actions ensuring the best possible outcome for our customers once relief measures expired.

For more details on complaints management, see section 7.2. 'Compliance and conduct risk management' in the `Risk management and compliance' chapter and our Culture report in our corporate website.

Type of complaintsA (%)

Banking procedures

Loans

Investments

Payments methods

Others

Insurance

Average resolution timeA (%)

1 - 5 days

5 - 10 days

10 - 15 days

15 - 30 days

More than 30 days

ResolutionA, B (%)

In favour of the Bank

In favour of the customer

A. Personal Protection Insurance (PPI) Complaints excluded from the volume, distribution by product, and resolution term figures. Regarding uphold ratio, UK has been fully excluded since PPIs represent about 80% of the formal complaints received.
B. Complaints metric follows the criteria established by the Group, homogeneous in all geographies.
Process enhancement

Santander UK continued to improve customer issues resolution in 2020. Complaints and dissatisfaction inflow reduced 25% YoY. A dedicated knowledge tool that provides customer-facing employees with better access to information and enables them to solve customer problems faster, helped enhance customer experience via first-line contact in branches and telephone channels.
The strategy followed cases escalated by customers to the Financial Ombudsman Service. An ongoing collaborative relationship with the Ombudsman resulted in an overturn reduction of 6% in H1'20 vs H2'19 to 24%. Inflows also declined by 14% to 5,200 cases in the same period.

At Santander US, we monitored customer complaints closely, with bi-weekly reports issued to senior managers and regulatory agencies (OCC and CFPB) in order to assess customer impacts and implement service changes. Complaint volumes remained stable throughout the year, with fluctuations correlating with servicing changes.
Santander prioritizes support for vulnerable populations and developed processes to manage complaints from service members, elderly customers and people with disabilities. Specialized training and partnerships with the legal team for response review were key to ensuring the correct resolution of complaints.

Annual report 2020	Contents
Responsible procurement
Our suppliers have an impact on society and the environment. That’s why we expect them to act responsibly and uphold ethical, social and sustainable standards just as we do.

Being responsible also involves our suppliers	Third-party certification policy
Responsible behaviour principles for suppliers
Risk control
Whistleblowing channels
Our third-party certification policy sets out a common methodology for all countries to select, approve and evaluate suppliers. In addition to price, quality of service and other traditional criteria, it includes ESG (environmental, social and governance) factors, such as diversity and inclusion, human rights and sustainability, which are covered by its responsible behaviour principles for suppliers. These principles apply to our 8,651 critical suppliers each year.
We are working to implement various controls and/or audits to make sure suppliers comply with our policy and corporate values. In 2020, to reinforce our commitment, we launched two pilot initiatives to assess ESG performance:
• ESG criteria in third-party on-boarding: We assessed approximately 400 selected suppliers according to ESG criteria in Spain, Portugal, the UK, Poland, the US, Mexico, Brazil, Argentina and Chile. The questionnaire consisted of 18 new ESG questions including carbon footprint; gender and disability inclusion; flexible working; minimum wage; and good corporate governance practices. As a result of the pilot, ESG criteria will be implemented in critical suppliers' on-boarding from 2021.
• ESG criteria in third-party negotiations: We used the questionnaires from bidding processes to collect information on suppliers' ESG impact in labour-intensive service categories (such as travel and energy).
Grupo Santander works with 8,651 certified suppliers (-12% vs 2019)A. 21.8% were certified for the first time in 2020 (+5.1 pp vs 2019). Through AquanimaB, we entered into 8,875 agreements (+ 2% vs 2019) with 4,592 suppliers (-3% vs 2019), of whom 94.7% are companies that operate in the same geographical area of service. 96.5% of our total services (+0.8 pp vs. in 2019) are locally sourced, reflecting our support for local economies.
We have escalation channels for suppliers in our core markets, and plan to roll this out to all geographies in the coming period.

During the covid-19 pandemic, we took actions to address the most urgent needs of our suppliers, particularly vulnerable suppliers. These included continuing to pay for basic services, providing liquidity through lines of credit, paying invoices early and reducing payment periods. We prepared recommendations for subsidiaries based on local best practices to make sure these efforts were consistent throughout the group.

A.An internal audit in 2020 to condense the group's external suppliers led to a reduction in the percentage of approved suppliers against 2019.
B. Aquanima is a Santander subsidiary specialized in procurement.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Risk control

→ In 2020, we launched a new supplier risk management platform in our core markets. It is designed to streamline and integrate third-party management and key information. It allows us to combine all supplier certification data.B It currently collects data available on 10,252 third parties and18,789 services. It has 5,366 internal users.
→ We unified and grew our group-wide supplier risk assessment team. The team analyses the behaviour of our most important suppliers in Cybersecurity, Business Continuity, Physical Security, Facilities and Data Privacy.
→ We keep records of our key suppliers and service providers by geography based on those five risk areas.
→ We closely monitor, and regularly report on, the status of our 'high-risk' suppliers to senior managers.
B. Pending completion in the UK and US. Poland currently operates its own system.

Collaborating with suppliers to tackle covid-19
During the pandemic, the measures Santander España took to support suppliers and communities included:
→ maintaining payments to suppliers even when the service could not be provided, to make sure their employees continued to receive wages.
→ continuing to purchase meals from our caterers (even though our employees were working remotely) and serving them to healthcare professionals at makeshift hospitals in Madrid.
→ using our internal transport services to take healthcare professionals from hotels to hospitals.

Annual report 2020	Contents
Shareholder value
We build lasting loyalty among our four million shareholders by delivering profitable and sustainable growth
Communication with shareholders
We aim to align our interests with our shareholders', creating long-term value and maintaining their trust and the trust of broader society. We provide shareholders and investors with information that meets their expectations and upholds our values and corporate culture. We communicate with them continually, making sure their opinions are taken into account by the Board.
Shareholder remuneration
In December, shareholders received the new shares related to the share capital increase, equivalent to EUR 0.10 per share, as a complementary payment from 2019. Each shareholder received a free allotment right of new shares for each share they hold and had the option of either selling in the market or receiving new shares. As a result, total remuneration for 2019 rose to EUR 0.20 per share.
With regard to the dividend payment against 2020, the board of directors intends to pay a cash dividend of EUR 2.75 cents per share, the maximum allowed in accordance with the limits set by the European Central Bank (ECB) in its recommendation last December.
The board’s intention is to restore a payout of 40-50% of the underlying profit, in cash, in the medium term. With respect to the remuneration against the 2021 earnings, the intention is to resume payments once the European Central Bank recommendations so allow, in line with the announcement of April 2020.

Banco Santander shares
Banco Santander is listed on five markets: Spain, Mexico and Poland; the US (as American Depository Shares), and the UK (as CREST Depository Interest).

>4 million shareholders (+30,000 vs 2019)

For further details about Santander Group's communication with shareholders, see sections 1.4 'Active communication with shareholders during the pandemic' and 3.1 'Shareholder engagement' in the Corporate Governance chapter.

For further details on Santander Group's shareholder remuneration, see section '3.3 Dividends' in the Corporate Governance chapter.

Fot further details on Santander share, see section '2.6 "Stock market information'in the Corporate Governance chapter.

Share capital ownership

Geographical distribution of chare capital

For more information, see section 2.1. 'Share capital' in the Corporate Governance chapter.

■	BoardA	■	Retail shareholders	■	Institutional investors

■	Americas	■	Europe	■	Rest of the world
A. Shares owned or represented by directors. For more details on shares owned and represented by directors, see 'Tenure and equity ownership' in section 4.2 and subsection A.3 in section 9.2 'Statistical information on corporate governance required by the CNMV' of the 'Corporate Governance' chapter.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Engagement with shareholders, investors and analysts

In 2020, the Shareholder and Investor Relations team prioritized:
→ digital transformation: simpler online platform to delegate and cast votes at general meetings; new electronic channels for participating in general meetings (such as telephone lines and digital platforms at branches); means provided/help for shareholders to exercise their rights at the October 2020 AGM in accordance with Directive (EU) 2017/828; new virtual forums and events to report on Grupo Santander's strategy and quarterly results, and improvements to virtual service channels and WhatsApp Business.
→ constant, clear communication with shareholders, investors, analysts and rating agencies.
→ reporting about the group and share performance.
→ offering personal attention to shareholders via online and face-to-face channels and gather their opinions with diverse surveys.
→ exclusive products and benefits on yosoyaccionista.santander.com. Grants for shareholders and relatives with disability (60 grants given in 2020) and other initiatives.
→ enhancement of Grupo Santander’s image in the markets. Shareholders and Investors Relations area dedication has been recognized by important publications of the sector, as IR Magazine and Institutional Investor. Our efforts in the integration of new channels (Whatsapp business) were recognized by AEERC and OZ.

27,446 opinions from shareholders, analysts and investors through studies and qualitative surveys	1,137 contacts with institutional investors (including 19 meetings with ESG investors and analysts, and 58 calls about corporate governance)

210 events with shareholders	132,857 queries managed by email, phone, WhatsApp and virtual meetings

>1,300 communications using mainly digital channels
For further details, see sections 1.4 'Active shareholder engagement during the pandemic’ and 3.1 'Shareholder engagement’ in the Corporate Governance chapter.

ESG indices and analysts
Our sustainability performance is regularly assessed by renowned indices and ESG analysts. We use their findings internally to identify improvement opportunities.
For 20 years in a row, Banco Santander has featured on the Dow Jones Sustainability World Index (DJSI World). In 2020, we are again among the 25 banks included in the index made up of 323 companies. Our score was 83 points out of 100, just six points below the leader, ranking us 14th. We obtained the top score (100) in financial inclusion, anti-corruption policy and measures, fiscal strategy, customer relationship management, environmental reporting, and social reporting.
Sustainalytics improved our ESG risk rating score. From 32.7, considered high risk, to 27.1 medium risk. It recognized us for above average preparedness measures to address resilience, human capital, data privacy and security issues.
In 2020, Santander improved CDP by two notches, from C to B, reaching "Management level" in the financial sector group, which implies a coordinated action on climate issues.
In 2021, Santander is leading among our global peers in the Bloomberg Gender-Equality Index (BGEI). We are 7th overall and 5th among banks. This remains well above average (+18.67) and above financial services scores (+16.93 pp), with top mark in equal pay and gender pay parity.
We have, once again, been named a constituent of the FTSE4Good Index Series, raising our score to 4.3 out of 5. Furthermore, according to the ISS-ESG Corporate Rating, our ESG performance is above the sector-specific Prime threshold. We are also assessed by other ESG analysts such as MSCI and V.E (Vigeo Eiris.

ESG analyst valuationsA
Rating/Scoring	2020	Vs.last year	2019	Vs. Sector average
S&P Global CSA	83	▼	86	95th percentile, 14th out of 253 banks
MSCIB	BBB	=	BBB	Average among 192 banks
Sustainalytics	27.1	▲	32.7	30th percentile, 289 of 978 banks
V.E (Vigeo Eiris)	62	▼	63	74th percentile, 8th of 31 diversified banks
ISS-ESG	C	=	C	Decile rank of 2 out of 285 banks, equivalent to 80th percentile
CDP	B	▲	C	Among 28% of all banks scoring a B
BGEI	85.13	▼	90.39	1st global bank and 5th from 126 financial institutions
A.Source:Most recent ratings for each ESG analyst in 2020.
Sustainalytics has developed a new methodology for measuring risk. Thus, a higher score indicates higher risk. 1st percentile is the lowest risk.
V.E (Vigeo Eiris) conducted an “ESG Performance Review” in which key ESG indicators are updated. A comprehensive assessment will take place in 2021.
B. Please review page 123 for MSCI disclaimer

For more details on communication with ESG analysts, see section 3.1 of the 'Corporate Governance' chapter.

Annual report 2020	Contents
Inclusive and
sustainable growth
We play a major role in supporting inclusive
and sustainable growth

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Meeting the needs of everyone in society We develop innovative, simple and personalized solutions to respond to customer demands and meet the needs of everyone in society.
Supporting green transition
We contribute to the transition towards a more sustainable economy by managing climate-related risks and opportunities, building a comprehensive sustainable and green finance proposition; and reducing our environmental footprint.

Environmental and social risk analysis We manage the environmental and social risks of our customers' activities in sensitive sectors such as energy, mining and metals, and soft commodities.
Financial inclusion and empowerment
We help people who are at risk of financial exclusion by giving them access to basic financial services, boosting entrepreneurship and employment, and providing them with the skills they need to manage their finances efficiently

ESG investment in Wealth Management and Insurance
Working under the highest international ESG standards, we embed ESG in our decision-making, offering a sustainable value proposition for customers, and an active ESG engagement.

Supporting communities
We support education and social welfare in the communities where we operate, with a special focus on higher education as the driving force behind society's progress. We also run multiple social and cultural support programmes.
Tax contribution We pay our fair share in taxes everywhere we operate, contributing to the growth and progress of our communities.

Annual report 2020	Contents
Meeting the needs
of everyone in society
We want to increase loyalty through products and services that enable all our customers to manage their finances in the best possible way, while helping them make more sustainable decisions.
Our value proposition aims to meet the broad needs of our customers
Innovative, simple and personalized solutions

	.	+

Households	SMEs		Large companies	Public sector

Total customers
148 million

Loyal customers
22.8 million

Customer loans
EUR 916 billion

Customer deposits
EUR 849 billion

Against the backdrop of the economic and social crisis caused by covid-19, we resolved to provide customers with solutions for them to continue pursuing their goals and navigate such testing times.
We ran ambitious initiatives to protect our customers' health; to ensure that services continued; and to offer tailored financial solutions to provide liquidity to people and companies affected by the pandemic. We rapidly facilitated state-backed lines of credit and adapted various products and services to local circumstances. We also eased financing conditions with payment holidays of up to several months in most of our geographies.
We bolstered our digital proposition for retail customers and corporates, focusing the lion's share of our efforts on expanding Openbank and our mobile payment services.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Covid-19: Supporting our customers
The key during the crisis was to maintain financing levels to combat the effects of covid-19, meet our customers' most pressing needs and implement measures to protect our most vulnerable customers, which included:
•providing liquidity and credit facilities with favourable terms and conditions;
•suspending certain banking fees and commissions;
•temporarily increasing credit card and overdraft limits;
•granting mortgage payment holidays; and
•proactively supporting vulnerable customers and opened a new helpline for all customers.
By the end of the year, these initiatives had supported more than 6 million customers in all our geographies, including payment holidays to 4.8 million customers worth EUR 112 billion, which represents 12% of our lending portfolio.
In 2020, loans and advances to customers fell 3% (excluding the exchange rate impact, loans were up 5% against 2019). By segment, household lending decreased 4.2% year on year; and lending to enterprises and entrepreneurs remained at 2019 levels.

HouseholdsA
Loans to customers at 31 December 2020, net of impairment losses
EUR million
Residential	324,152
Consumer loans	157,118
Other purposes	16,717
Total	497,987

Companies and entrepreneursA
EUR million
Large companies	167,390
SMEs and entrepreneurs	132,359
Other purposes	20,104
Total	319,853
A.See note 10. 'Loans and advances to customers' of the Auditor's report and consolidated financial statements.

For more details, see 'Financial inclusion and empowerment' in this chapter and 3.3 'Covid-19 credit risk management’ in the Risk chapter.

Specific measures individual countries took as part of our covid-19 response

Spain: Advanced pensions to retirees and lent nearly EUR 100 billion to entrepreneurs, sole traders, SMEs and companies through internal resources and ICO lines of credit (in which we have the biggest share).
Argentina: Lent ARS 1 billion (EUR 14.2 million) to SMEs to support teleworking.
Chile: Gave USD 6 billion in pre-approved lending for consumer, mortgage and business customers.
Poland: Pledged PLN 2 billion to support SMEs in fighting covid-19 and deferred selected fees and charges for customers who suspended their business operations.	Brazil: Launched A Gente Banca, a new product to provide newsstands with loans to renovate their premises.

Portugal: Channelled EUR 120 million (31%) on the first covid-19 state-backed aid line "Capitalizar 2018", as well as EUR 4 billion in lending to SMEs for short-term treasury needs, with no changes to the spread or related fees.
Mexico: Participated in government-backed lines of credit to help one million micro-enterprises, in addition to four-month loan repayment deferrals.

UK: Participated in the government-backed Coronavirus Business Interruption Loan Scheme (CBILS) and the Bounce Back Loan Scheme (BBLS), with no interest to be paid on either loan for the first 12 months.
US: Lent USD 25 million to Community Development Financial Institutions (CDFIs) to benefit small businesses.

Annual report 2020	Contents
Working with multilateral institutions
We continued our work with multilateral entities to offer our customers more lines of credit under better conditions.
In Spain, we signed seven agreements worth a total of EUR 1.205 billion with the EIB Group (including the European Investment Fund, or “EIF”), combining senior loans with portfolio guarantees and synthetic securitization transactions. Those agreements allowed Santander to provide additional liquidity and investment capacity for SMEs and mid-caps to tackle the pandemic, renew their transport fleet or become more sustainable.

In Portugal, a guarantee agreement with the EIF is allowing us to furnish agricultural and agro-industry companies and entrepreneurs with up to EUR 100 million in working capital and investment capacity in the processing, marketing and development of agricultural products, and to help young farmers invest in their business. The EIB Group also participated in the Banco Santander Consumer Portugal's first STS securitisation in the Portuguese market, providing EUR 587 million for SMEs and mid-caps to renew their transport fleets, including the acquisition of less-polluting vehicles.
In Brazil, a USD 100 million loan facility from the IFC supports projects that promote the use of renewable energy and energy efficiency, as well as Santander’s working capital lending programme to Brazilian SMEs, with at least 10% of the proceeds earmarked for female entrepreneurs.

In Poland, a synthetic securitization agreement signed with the EIB Group is allowing us to provide around PLN 2.8 billion in new funding to SMEs and mid-caps against the backdrop of the covid-19 outbreak.

In the last four years, Grupo Santander has signed agreements worth EUR 11.1 billion with the European Investment Bank Group (EIB), the European Bank for Reconstruction and Development (EBRD), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), the Council of Europe Development Bank (CEB) and the Development Bank of Latin America (CAF).
Digital solutions for better financial management
We are constantly developing smarter and more accessible products and services for our customers, and enhancing existing ones, including our fully digital bank Openbank and our mobile payment services (Global Trade Services, Global Merchant Services, Superdigital, Pago FX).
Openbank
Openbank continued to grow in 2020 by broadening its proposition in Portugal, Germany and the Netherlands. Customers in those countries are now able to trade shares in 4,000 companies listed on 25 markets, as well as dealing in exchange-traded funds. They can also use the Digital Wealth Manager (for new and experienced investors), which includes funds that follow socially-responsible investment criteria.
All Openbank cards are linked to charitable causes our customers can choose from among the bank's selected organizations. Every time customers pay with their Solidarity Card, they can round their payments up and donate the difference.
Global Trade Services
Grupo Santander helps SMEs access trade finance, supply chain, payments, foreign exchange and other global services.
In 2020, we strengthened our SME international trade operations by investing in Ebury, one of the world's leading payment, FX and cash management platforms for SMEs, providing them with the necessary tools for cross-border expansion.
We also invested EUR 30 million to become the majority shareholder in Mercury TFS, an innovative company specializing in digital trade finance solutions, with 130 employees and operations in Spain, Mexico, Chile and Colombia.
Global Merchant Services
We also give online and offline retailers the ability to accept various forms of payment, helping them better manage and grow their businesses. These value-added services are based on Getnet, a leading platform in Latin America, giving merchants from micro-enterprises to multinationals a unique experience.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Santander Cash Nexus: global connectivity for Banco Santander's largest multinational corporate customers

Through Santander Cash Nexus, Santander Corporate & Investment Banking (SCIB) offers a standardized digital service in our core geographies. It helps customers be more efficient with greater control over their transactions.
We offer a simple, competitive solution that digitalizes and centralizes cash management for international businesses. Customers in more than 15 countries have a single point of entry to streamline their operations and make payments in the formats and channels that best fit their models.
In 2020, it launched Santander Cash Nexus Sign, which gives access to Santander Cash Nexus on any mobile device so customers can sign for transactions safely, anywhere and anytime.
In March, Global Finance magazine named Santander Cash Nexus the "Best Payment Hub Solution" in its “Best Treasury & Cash Management Providers” category.
Mouro Capital. Helping fintechs grow.

Mouro Capital, the successor to Santander Innoventures, is an independent venture capital firm that invests in fintechs and adjacent businesses (artificial intelligence, payment solutions, access to credit and financial inclusion).
With USD 400 million in allocated funds, it will manage the portfolio of Santander Innoventures, which since 2014 has invested in 36 startups in Europe and the Americas.
The fund will continue to deploy capital and remain a key driver of our ambition to be the best banking partner to startups, generating tangible value through strategic collaborations. Today, 70% of the fund’s current portfolio companies work with Santander.

Annual report 2020	Contents
Supporting the green transition
Tackling climate change is a key objective at Grupo Santander. We support the climate change goals of the 2015 Paris Agreement. Our ambition is to achieve net zero by 2050 and we have set our first decarbonization targets.

Main lines of action

Aligning our portfolio to meet the Paris Agreement goals
We have the ambition to achieve net zero by 2050 supported by first decarbonization targets: eliminate all exposure to thermal coal mining worldwide and align power generation portfolio by 2030.

Supporting our customers in the green transition
We are building a complete Sustainable and Green finance proposition across the group. We are a world leader in the financing of renewable energy projects.

Reducing our environmental impact We are strongly committed to protecting the environment by reducing our footprint and have become carbon neutral.

Target	Progress

To help our customers make the transition to the green economy and to raise or facilitate the mobilization of EUR 120 bn between 2019 and 2025, and EUR 220 bn between 2019 and 2030, in green finance to help tackle climate change.A
Green finance Raised or facilitatedB
	33.8 bn	120 bn
	2019	2025
A. Includes our overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory services, structuring and other products to help our customers in the transition to a low-carbon economy.	B. 2020 SCIB's contribution to the green finance target includes: Project Finance (lending): 5.1 bn; Financial Advisory: 3.2 bn; Green bonds (DCM): 2.8 bn; Project Bonds (renewables): 0.9 bn; Export Finance (ECA): 0.8 bn; M&A: 2.3 bn; Equity Capital Markets: n/a. For a total of 15,2 bn. Information obtained from public sources, such as Dealogic, Inframation news, TXF or Mergermarket league tables. All roles undertaken by Banco Santander in the same project are accounted for. Other sustainable finance components, such as financial inclusion and entrepreneurship, are excluded.
Climate change is a global issue that the Paris Agreement of December 2015 seeks to combat by accelerating the actions and investments needed for a sustainable, low-carbon future.
While climate risk is not new, it's an emerging driver of risk that impact banks' credit, market and operational risks, among others. The transition to a low-carbon economy presents banks with a big opportunity; according to the OECD, annual investment of USD 6.9 trillion to 2030 will be required to meet the Paris Agreement goals.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Our approach
Santander recognizes the actions we take this decade will be key to address the climate emergency. To contribute in a practical and tangible manner, we will focus on aligning our portfolio to Paris Agreement goals, starting with most material sectors as regards climate exposure. To drive alignment, we will continue working to better understand sectors and portfolio transition pathways, step by step towards our ambition of net zero by 2050. To achieve this we will support our customers in the green transition, engaging with them and developing financial products and services. Lastly, we will ensure that Santander’s own operations remain being carbon neutral, by continuing to reduce our own emissions, increasing the use of renewable energy and offsetting remaining emissions by using certified providers as we started to do in 2020.

We made strides to fulfil regulatory requirements by working to implement the European Banking Authority (EBA) guidelines and standards as well as supervisory expectations of the European Central Bank in particular their Guide on climate-related and environmental risks disclosed in 2020
Disclosing our approach is key to helping markets and other stakeholders assess how we incorporate climate within our processes and policies and report on our climate performance. We take the Task force on Climate-related Financial Disclosures (TCFD) as the guiding reference in this regards. Our Climate finance report 2019-June 2020 included information on, and expanded on, TCFD. Later in the year we will disclose our updated Climate finance report.
See our latest update on the TCFD's four-pillar framework (Strategy, Governance, Risk management and Metrics & Targets ) below.

Further details on our Climate Report 2019-June2020 available at our corporate website.
Our Strategy
•We publicly support the Paris Agreement and joined the UN Collective Commitment to Climate Action (CCCA). Our ambition is to achieve net zero carbon emissions across the Group by 2050.
Central to our climate strategy are:
◦setting sector portfolio alignment targets to fulfill the CCCA.
◦the green finance target: to raise or facilitate EUR 120bn in green finance between 2019 and 2025 and EUR 220bn by 2030.
◦the pledge to be carbon neutral in 2020 and to source our entire electricity supply from renewable energies by 2025.
▪We are now working on a roadmap to be Net zero by 2050 prioritizing the most climate material sectors where data and methods are available. We will share progress on this ambitious goal in our Climate Finance Report at the end of 1st half of 2021.
•In 2020, we fine-tuned our internal risk taxonomy and updated our heat map, which plots each sector’s climate-related risks (transition and physical) on a five-point scale to measure the materiality of those sectors on the group's balance sheet. This enables us to manage the emergence and concentration of climate change risks by sector, and it has been a critical input when defining our strategy. For more details on the materiality assessment, please see the Risk management section below.
•As part of the initial steps in building a roadmap towards our net zero ambition and to fulfil our CCCA, we have until September 2022 to (1) issue a statement indicating the sector(s) we are proposing to align with the Paris Agreement, and (2) set specific alignment targets. After analysing a number of inputs, based on the materiality assessment and using the PACTA methodologyA as an initial approximation, we have committed to aligning our power generation portfolio with the Paris Agreement by 2030. To deliver on this commitment, we are devising a two-pronged coal phase-out strategy: (1) Stop providing financial services to power generation customers with a revenue dependency on thermal coal of over 10% by 2030; and (2) Reduce our exposure to thermal coal mining to zero by 2030. For more details, see the 'Aligning our portfolio to meet Paris Agreement Goals' section.
•Going forward, we will continue to assess the alignment of the most concerning sectors regarding climate change (oil and gas, mining and Metals, and car manufacture within Transport) in view of the data and methodologies becoming available and robust.
A.PACTA (Paris Agreement Capital Transition Assessment) from 2 Degrees Investing Initiative.

Annual report 2020	Contents
▪In 2020, to help deliver on our green finance target we raised or facilitated EUR 15.2 bn (EUR 33.8 bn since 2019) and harnessed climate finance opportunities by working on diverse initiatives. For more details see next section "Supporting our customers in the green transition."
◦SCIB created an ESG solutions team to boost its sustainable finance proposition, reinforcing their long-standing leadership in renewables financing and advisory services.
◦We set up a sustainable finance working group co-led by SCIB and Responsible Banking, aimed at providing key insights on four areas: green buildings, clean mobility, renewables and sustainable agro.
◦We made great progress in developing an internal Green Book compiling all the green features of our products, as well as an internal classification system to identify ESG in general purpose lending.
◦We issued our second EUR 1 billion green bond, which will be used to finance and refinance renewable wind and solar power.
•In our own operations we have reduced CO2 emissions and offset the emissions we have been unable to reduce, becoming carbon neutral in 2020. Furthermore, 57% of our electricity supply comes from renewables energies. Please see "Environmental Footprint" section below for more details.
•We defined climate-related timescales and embedded them in our strategic process; short term is up to a year aligned with budget; medium term is 3-4 years aligned with financial planning; long term is 5-7 years aligned with strategic planning; and, for ad hoc analysis, longer term is over 7 years.
◦Our three-year planning includes climate risks and opportunities to embed climate change in our long-term business strategy for the Group.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Governance
•The responsible banking, sustainability and culture committee (RBSCC) helps the board oversee the Responsible Banking strategy, which includes climate change. It meets every quarter and in 2020 was formed of eight board members: seven external directors (majority independent) and the executive chairman; its chair is an independent board member. All members are appointed in light of their knowledge and experience relating to the committee's mission.
•In 2020, the RBSCC held four meetings, three of which included climate change as a topic (the minimum is two meetings covering climate). The committee also conducted reviews of climate-related financial risks and opportunities, roadmaps to fulfil TCFD and ECB expectations, our sustainable finance proposition (to ensure we help our customers transition to a low-carbon economy), plans for business lines and the progress of our carbon footprint and green finance commitments. The committee issues a yearly report on the actions taken and reviewed. For more details, see the 'Corporate governance' chapter.
•The board took part in a second climate change training programme that included modules on the Paris Agreement and Net Zero. In Santander UK, the board and executive committee attended a climate change workshop delivered by external experts, which covered climate science, regulatory requirements and the TCFD recommendations. See below details on staff and management training.
•The executive management of the Responsible Banking agenda lies with the Inclusive & Sustainable Banking Steering group (I&SBS), which promotes the transition to a low-carbon economy and fosters sustainable consumption. The I&SBS feeds into the RBSCC and meets every six weeks aprox. It is formed of nine permanent executive members and two rotating members (country heads). In 2020, the I&SBS held seven meetings and addressed topics such as ESG performance, TCFD progression, smart infrastructures, climate change, sustainable finance in specific geographies and carbon offsetting.
•The management committee of the Group discuss twice a year on the progress of the Responsible Banking agenda (including climate change), with a focus on TCFD implementation and ESG business opportunities.
•In 2020, the strategy committee of the Group approved the climate change project as one of the bank’s strategic projects, the progress of which will be reviewed twice a year according to the established roadmap.
•We included responsible banking objectives as a qualitative metric in our 2020 executive remuneration scorecard, aligning it with our public commitments, including the Green Finance target.
•Climate change is also part of our general sustainability policy, which we reviewed in 2020 and linked to the environmental, social & climate change risk management policy, where we set out the climate-specific lending criteria described further in the Risk management section.
•The climate change agenda and governance, and the implementation of TCFD recommendations, are designated to specialist working groups (see box below).
•The climate working group, co-led by SCIB, Risk and Responsible Banking, met regularly in 2020 to monitor and make headway with the climate project, based on a roadmap with defined milestones. With members from different functions and geographies, it receives feedback from executive directors as part of the I&SBS.
•In Q1 2020, the Risk division completed a review of its governance in relation to climate change. The review considered the terms of reference of governing bodies, their forward-looking agendas and the risk framework. In the annual review, all policies and internal procedures were re-examined, and specific references to climate change risk management were introduced.

For more details on the RBSCC, see section 4.9 'Operations of the responsible banking, sustainability and culture committee' in the Corporate governance chapter.

For more details on our policies and governance, see the 'Governance and priorities' section of this chapter.

Our General sustainability policy is available at our corporate website.

Annual report 2020	Contents

Climate-related working groups

Climate working group comprises key functions and geographies to support the implementation of the TCFD and CCCA roadmap.	Risk division climate change working group involves different risk areas to develop and implement the risk-specific tasks set out in the TFCD roadmap.	SCIB ESG working group has a broad agenda that includes climate-based business positioning and opportunities.	Sustainable bond steering group oversees the issuance, management and reporting of Grupo Santander´s sustainable bonds.
Public Policy Sustainability working group advises on regulatory developments and coordinates the group's response to public consultations.	Santander UK climate change working group coordinates the plan to comply with the PRA's supervisory statement on climate change risk management.	Sustainable finance working group incorporates areas and countries to provide key insights on green buildings, clean mobility, renewable energies and sustainable agro.	Footprint working group looks at how we measure and reduce our internal carbon footprint, as well as offsetting our remaining CO2 emissions.

Management and staff training

To help the management team deliver on the challenges ahead and on our pledge to support customers in their transition towards a greener economy, we launched the “Climate Dialogues” programme for senior managers to discuss critical climate-related topics with renowned experts. In 2020, we held three sessions, with up to 940 participants in one single session, including 12 Promontorio executives. The programme will continue throughout 2021, with the first session held in January.
Based on the Banking Environment Initiative's (BEI) Bank 2030 vision, Santander, BEI and the University of Cambridge organized a workshop on “How to accelerate the financing of the low-carbon economy”, attended by more than 100 people mainly from SCIB and Risk. The session provided a complete picture of the financial sector's role in the energy transition and encouraged participants to come up with ideas to make the most of the opportunities arising from a low-carbon economy.
Furthermore, we released a climate change eLearning module, available to all geographies to raise awareness of the negative impact climate change has on the economy.
To boost knowledge and expertise within the bank, we also created briefings on climate-related financial risks and opportunities for the power, oil and gas, mining, and steel industries. The aim is to support areas that make strategic climate change-related decisions, as well as identifying and exploring relevant topics regarding the impact on credit (including policy and regulation), the markets and technology.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Risk management
▪Grupo Santander's regularly updated framework for the identification, assessment, management and reporting of climate change-related financial risks helps increase our understanding of the risks and opportunities in our portfolios and enhances our forward-looking analysis.
▪The correct assessment of environmental and climate change risks helps shape business strategy, deploy capital efficiently and meet the expectations of European regulators and supervisory authorities, as well as the Financial Stability Board and the United Nations.
▪Our top risk identification and assessment includes climate change and is updated quarterly to reflect the environmental agenda.
▪The general risk framework categorizes Grupo Santander's key risks, with environmental and climate-related financial risks (physical or transition-led) identified as factors that could impact the existing risks in the medium and long term.
▪In 2020, we adapted our risk appetite and related policies to reflect the group's strategy in this regard.
▪Our internal risk taxonomy identifies sectors that are exposed to climate change risks through physical and/or transition impacts, while our heat map assesses each sector’s climate-related vulnerability on a five-point scale.
▪This risk classification, based on the main activity of our customers (according to the NACEA code) and complemented with exposure data for each of the sectors and geographies, is the basis for the quantitative and qualitative measurement of the most relevant climate change-related risks, and is used to develop relevant risk metrics and to inform decision making on climate change-related risks.
▪Based on an in-depth review of our exposures to climate change-related transition risk, we conduct a quarterly materiality assessment focusing on the group's main portfolios.
▪The assessment shows that the most concerning sectors exposed to climate change are conventional power, oil and gas, mining and metals, and transport, while SCIB represents approximately 90% of our total exposure to rated companies. See figure on the top right.
▪Other sectors classified as medium risk in the assessment are manufacturing, construction, agriculture and water supply. In SCIB, its exposure amounts to ~EUR 57bn. SCIB exposure represent ~70% of the total exposure to rated corporates.
▪Retail mortgages and real estate represent exposure of approximately EUR 350bn (of which EUR 308.5 bn are retail mortgages, mainly in the UK and Spain), and are classified as moderate risk.
A. NACE: Statistical Classification of Economic Activities in the European Community.
▪In 2020, Santander UK analysed the climate-related risks of its mortgage portfolio using scenarios from the UK Climate Programme. When assessing the most viable physical risk - flooding -, we found that 95% of our mortgage lending is on properties with negligible or very low risk of flooding. See table below.

Flood RiskC	Number of properties	%
High; >1:30	2,906	0.24
Medium: between 1:30 and 1:100	10,021	0.81
Low; >1:1000	49,678	4.02
Very low; >1:10,000	69,523	5.63
Negligible ; <1;10,000	1,102,435	89.3
Total Properties	1,234,563	100.00
C. Flood Risk is expressed as a ratio, where 1 in 30 year (1:30) flood event refers to the likelihood of flooding occurring in a given year.

▪Our Economic Research department analyses climate scenarios and the economic impact of climate change (current and future global warning) by reviewing external sources such as information published by the Network for Greening the Financial System, as well as its own assumptions. It uses Integrated Assessment Models and internal tools to create feasible scenarios and data including GDP, energy consumption and emissions.

For more details on our risk management approach and progress, see section 2.6 'Environmental and social risk' of the Risk management and compliance chapter.

Further details on our Climate Report 2019-June2020 available at our Corporate Website.

Annual report 2020	Contents
Metrics and targets
We produce climate-related metrics to disclose data regarding our business operations; our loan portfolio in relation to the most concerning sectors; our position in market rankings; green financing; and impact metrics such as the emissions we counteract in financing renewable energy.
We now include metrics based on the results of our climate materiality assessment, disclosing our exposure to the most concerning sectors (see data above).
Our report sets out metrics that track our performance and the achievement of our objectives, as well as how we manage climate-change related risks and opportunities. We continue to identify and develop new metrics for future disclosures.
Regarding our own operations, we disclose performance data on scope 1, 2 and 3 emissions as mentioned in the Environmental Footprint section, along with other climate relevant metrics like energy consumption. We also report against our targets on renewables and carbon neutrality.
In 2020, Santander became carbon neutral in its own operations, by continuing to reduce its own emissions, by increasing the use of renewable energy and by offsetting the remaining emissions.

Concerning our business activity, the next section of this chapter provides information about our performance and support to our customers in their transition to a low carbon economy. It does also include progress against our commitments, namely regarding our green finance target.
In 2020, to help deliver on our green finance target we raised or mobilized EUR 15.2 bn (33.8 bn EUR since 2019).
Regarding our scope 3 emissions related to financing, in 2020 we engaged with data providers, methodology-setting organizations and peers to further our understanding towards developing useful metrics. We are adopting a granular approach and providing emissions intensity data for the power generation sector (see below), where we will focus our efforts initially. Further below we provide information about our second PACTA exercise and more details about decarbonization targets as part of our TCFD disclosures.

Aligning our portfolio to meet the Paris Agreement goals
Santander publicly supports the Paris Agreement on climate change. We joined the UN Collective Commitment to Climate Action (CCCA) when it launched in 2019. Further to this we are now setting the ambition to be net zero by 2050. Later on the year, and in particular in our climate finance report which will be published after the first semester of 2021, we will provide further details on the roadmap towards this ambition which we will be improving in scope and detail as we progress on this journey.
We aim to contribute in a practical and tangible manner to Paris by aligning our portfolio with Paris. Alignment means embedding climate into our strategy and governance, in how we manage risks and opportunities. We are committed to supporting people and businesses in their transition towards a green economy.
Managing climate change risk and opportunity requires collaboration between internal functions and with external stakeholders to build and acquire knowledge. We are joining forces with financial authorities and sector associations by participating in formal consultations and industry forums. We also collaborate with peers and take part in debates to come up with financial solutions that support the UN Sustainable Development Goals and the Paris Agreement.
Progress on the Collective Commitment to Climate Action
To fulfil UNEP FI Collective Commitment to Climate Action (CCCA), we need to set and publish sector-specific, scenario-based targets to align our portfolio with the Paris Agreement goals. Santander has been working towards this aim and in September 2020 published its first CCCA progress report.
We continue to apply the methodology from the PACTA (Paris Agreement Capital Transition Assessment) 2 Degrees Investing Initiative, which focuses on high climate impact sectors. We undertook a second exercise to analyse our SCIB power generation portfolio (a material sector within our portfolio from a climate risk perspective).
For that second analysis, we focused on our SCIB loan book with our power generation corporate customers, excluding project finance. Our power generation project finance portfolio, which represents 32% of our total power generation portfolio, is made up of 92% renewable energy. Ultimately, we chose to focus on corporate customers as it's a key area for us to engage with customers and further support them in their transition to a low-carbon economy.
Our power generation portfolio compares well against the corporate economyA, with a larger share of renewables (Santander 21% vs corporate economy 15%) and hydro (27% vs 19%) and a smaller percentage exposure to coal (12% vs 29%). Projecting our portfolio to 2025 (using the PACTA methodology), our position improves when compared to corporate economy with increased share in renewables (27% vs 18%) and also lower share in coal (9% vs 26%), which is fairly consistent with a Paris aligned pathway.

Our first CCCA progress report is available at www.unepfi.org/wordpress/wp-content/uploads/2020/09/Santander_CCCA-report_website092020.pdf
A. Corporate economy: represents the aggregate/combined production of all assets in the Asset Resolution's database, which captures approximately 70% of total world CO2 emissions (CO2 is the largest greenhouse gas (GHG) contributor to human induced climate change). Considering the inclusion of other GHG (such as nitrous oxide and methane – relevant in agriculture), the database captures approximately 60% of total GHG emissions. Based on data from the 2018 World Energy Outlook from the International Energy Agency.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Power Generation
Production capacity across technologies (%)

2020	2025
A. Corporate Economy: represents the aggregate/combined production of all assets in the Asset Resolution's database, which captures approximately 70% of total world CO2 emissions (CO2 is the largest greenhouse gas (GHG) contributor to human induced climate change). Considering the inclusion of other GHG (such as nitrous oxide and methane – relevant in agriculture), the database captures approximately 60% of total GHG emissions. Based on data from the 2018 World Energy Outlook from the International Energy Agency.
Power Generation portfolio alignment
Following our analysis and with the approval of the board:
We committed to aligning our power generation portfolio with the Paris Agreement by 2030.
As part of this, we're taking further steps by committing to:
Stop providing financial services to power generation clients with a revenue dependency on thermal coal of over 10% in 2030.
We will also work on a future pathway in line with the UNEP FI CCCA approach, where we will continue assessing alignment for our most concerning sectors with respect to climate, considering the data and methodologies available, and participating in working groups to further the development of alignment methodologies and approaches in the financial sector.
The carbon intensity of our current power     generation portfolio for corporate customers is of 309.6 grCO2/KWhB as a measure of physical intensity
B. Includes top 20 companies representing 85% of power generation portfolio. S&P Trucost Limited © Trucost 2021 has been used as the primary source of information for 2019 emission and production metrics, complemented with public information obtained directly from companies’ annual reports.
By comparison, the world average carbon intensity of electricity generation is of 475 gCO2/kWh according to the International Energy Agency
Coal phase-out
We took further steps to reduce our exposure to coal-related sectors and committed to cut our worldwide exposure to thermal coal mining to zero by 2030.
Net Zero by 2050
Our ambition is to be net zero carbon emissions by 2050 in terms of its own operations (Scope 1 and 2, which are already carbon neutral) and Scope 3 emissions across our the Groups. Later on the year, and in particular in our climate finance report to be disclosed by end the first semester, we will provide further details on the roadmap towards this ambition.
UNEP FI engagement on the TCFD Pilot project and the
Collective Commitment to Climate Action

We remain engaged with the UNEP FI on climate. Since 2018, we have participated in the TCFD recommendations pilots I & II, making headway with an internal methodology to assess climate change-related impacts on our credit risk exposures, and are very much looking forward to continuing our involvement in the next stages of the pilot. As part of the Collective Commitment to Climate Action, we participate in the working groups aimed at strengthening the initiative and further developing it.

For more details, see 2.6 'Environmental and social risk' section of the Compliance and conduct risk management.

Annual report 2020	Contents
Supporting our customers
Corporate and Investment Banking
Santander Corporate and Investment Banking (SCIB) aims to become a reference point in sustainable finance by providing ESG solutions in all our markets.
Leveraging a solid track record in renewable energies and strong product capabilities, SCIB is branching out to fully-integrated ESG advisory services across all sectors and products, serving an increasing appetite from corporates and investors.
Strengthening our long-standing leadership in renewable energy financing and advisory services
For the last 10 years, we have been the leading bank in financing renewable energies, and rank in the Top 3 by number of deals and Top 5 by deal value globally. Within this period, we have participated in 143 renewable energy finance deals, investing a total of more than USD 6 billion.
Santander Corporate and Investment Banking (SCIB) aims to become a reference in sustainable finance through ESG solutions.

Global Renewable Energy Project Finance Volume by MLA - FY 2020A

Rank	Mandated Arranger	Vol. (USDm)	Nº.	%share
1	Banco Santander	6,284	143	6.7
2	Bank 1	5,638	73	6.0
3	Bank 2	5,511	63	5.9
4	Peer 1B	3,779	76	4.0
5	Bank 3	3,737	52	4.0
6	Bank 4	3,436	54	3.7
7	Bank 5	2,962	28	3.2
8	Peer 2	2,601	32	2.8
9	Peer 3	2,589	40	2.8
10	Bank 6	2,313	24	2.5
A.    As indicated by Dealogic and Bloomberg New Energy Finance league tables for project financing within the Lead Arranger category.
B.    Peers are banks that due to their size and market capitalization are comparable to Santander, including BBVA, BNP Paribas, Citi, HSBC, ING, Itaú, Scotia Bank and UniCredit.
Banco Santander issues second green bond worth EUR 1 billion

In 2019, we created a Global Sustainable Bonds Framework and a Global Green Bonds Framework in line with the 2018 Green and Social Bond Principles. These frameworks are aligned with, and support, our Responsible Banking strategy, reflecting our intention to deploy additional capital for green, social and sustainable projects.
In October 2019, we set our global sustainable issuance plan in motion with a seven-year, EUR 1 billion green bond to fund wind and solar power projects, in line with UN Sustainable Development Goals 7 and 13.
In June 2020, we issued a second green bond; a seven-year, EUR 1 billion senior non-preferred issuance. The net proceeds will be divided between existing wind and solar assets on our balance sheet and new assets that will be added in our core markets (Europe, US and Latin America). The re-financing share will be less than 50% during the term of the bond.

Banco Santander, S.A. Green Bonds Framework and the Banco Santander, S.A. Global Sustainable Bond Framework (updated in 2020) are available at our corporate website.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Renewable energy projects
In 2020, we helped finance greenfield renewable energy projects with a total installed capacity of 13,765 MW, preventing the emission of 60 million tons of CO2A. We also contributed to the expansion, improvement and maintenance of existing renewable energy infrastructure projects (brownfield), with a total installed capacity of 8,106 MW (further details in the graphs below).
Our renewable energy project finance portfolio (greenfield and brownfield) totalled EUR 11.6 billion at the end of the year, approximately half of our project finance portfolio and spread over 307 transactions.
The renewables projects have a generation capacity equivalent to the yearly consumption of 10.3 million households.B
A. Emissions which the MW financed in 2020 will prevent over the course of the projects’ useful lifespans. International Energy Agency emissions factors (source updated in 2019 with data from 2017) have been used.
B. Calculated using data on final electricity consumption for the residential sector by country published by the International Energy Agency (source updated in 2020 with data from 2018).

Financing of renewable energy (greenfield)
(MW financed)C

Financing of renewable energy (brownfield)
(MW financed)C

Breakdown of MW financed by type of renewable energy

Wind energy	77% --	77% 35%	77% 46%
	2018	2019	2020

Solar energy	22% 100%	22% 54%	18% 33%
	2018	2019	2020

OthersD	1% --	1% 11%	5% 21%
	2018	2019	2020

Greenfield Brownfield

Breakdown of renewable MW financed by country in 2020E
(greenfield and brownfield)

3,796 MW 681 MW	5,455 MW 630 MW	706 MW 2,169 MW	882 MW 0 MW	1,587 MW 17 MW	497 MW 0 MW	242 MW 0 MW	0 MW 3,510 MW	0 MW 306 MW
USA	United Kingdom	Spain	Chile	Brazil	France	Poland	Portugal	Germany
C. In 2020, the MW attributable to Banco Santander according to its share in each project was: 19% of total for greenfield and 23% for brownfield.
D. Others greenfield: Taiwan (600 MW). Others brownfield: Italy (61 MW); Uruguay (52 MW); The Netherlands (600 MW); Sweden (80 MW)
E. Includes biomass for 2018 and hydropower for 2019, and solar-wind energy for 2020.

Renewable energy projects financed in 2020

We closed one of the largest deals in the Spanish renewable energy market worth EUR 567.8 million, under a hybrid structure format, including a bank loan and project bonds.
We participated in the financing of an Offshore Wind Farm, which will become the world's biggest. It will generate 2.4 GW of green energy to supply c. 3.3% of the UK’s demand, powering four million homes per year.

Annual report 2020	Contents
Evolving our ESG product offering
We demonstrate our commitment to inclusive and sustainable growth and to the transition to a low-carbon economy through various products and services. Incorporating ESG into financial instruments for sustainable projects has extended to traditional bank loans, revolving credit facilities, bonds and even derivatives.
In 2020, we participated in 53 Green and ESG loan transactions in Europe, and ranked third in Refinitiv's European league table.

Green and ESG Loans, Europe - 2020 YTD

Rank	Lender	Vol. (EUR m)	Total Deals
1	Peer 1	99,308	81
2	Peer 2	72,532	56
3	Banco Santander	70,622	53
4	Bank 1	70,293	50
5	Bank 2	64,691	30
6	Bank 3	56,151	32
7	Bank 4	53,997	24
8	Bank 5	52,648	33
9	Bank 6	50,503	34
10	Peer 3	49,790	47
In recent years, we have developed frameworks that are the building blocks of our ESG product offering:
→ Sustainable Guarantees Framework, with a second party opinion from VIGEO (2019)
→ Social Loans Framework in Argentina, with a second party opinion from Sustainalytics (2020)
Our aim is to support our customers in defining and executing their strategy to transition towards sustainable models. As part of this, we have intensified and upgraded our dialogue and engagement on topics ranging from sustainability strategy to disclosure, financing needs, ESG ratings, specific solutions and new technologies.
Landmark deals in 2020

First ESG-linked facility in the aerospace sector

SCIB acted as ESG Coordinator, supporting the company in setting targets, developing pricing mechanisms, and on communication to banks and the wider market.
First ever gender bond in Mexico

SCIB acted as joint lead manager and bookrunner in the financing of a portfolio of new and existing loans targeting women as beneficiaries in three areas: financial inclusion, employment and entrepreneurship.
First Polish sustainability bond and swap

SCIB took on the roles of coordinator, lead arranger and bookrunner in financing a Polish group's transformation to zero-emission power generation.
First sustainability linked bond in Brazil

SCIB acted as a bookrunner for the first sustainability linked bond in Brazil, and second globally, for a pulp and paper producer aiming to reduce GHG emissions.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Retail and commercial banking
In 2020, we completed our internal Green Book, which compiles all products with specific green features of the
Group according to international standards such as the Green Bond Principles. This initial classification will be enhanced with the EU Taxonomy and other global guidelines.
The Green Book products are specifically tailored to two main segments: individuals and SMEs/Corporates.
This enables us to identify how much finance we direct towards green assets through products with specific green features, and to promote green finance to our retail customer base.
In parallel, we are developing an internal classification system based on the EU Taxonomy and other international standards, to identify and manage the volumes of green financing in our standard credit.

Green book

Products for individuals and/or SMEs /corporates	Countries
Green mortgages
Loan for energy efficiency
Loan/lease for renewable energy installations
Loan/lease for clean transportation
Loan for low carbon agriculture
Loan to foster circular economy

Some of these green products include:

Hipoteca Fija/Variable Online	Crédito Pessoal para energias renováveis	Eko leasing	CDC Sustentável Solar

Product that gives benefits for acquiring proprieties with an A or A+ energy efficiency certificate.	Loan that incentivizes the acquisition of renewable energy generation or energy efficient equipment.	Product for electric and hybrid vehicles with benefits such as financing up to 36 months, 30% off the first lease fee, customer support, insurance, etc.	Financing for renovations and projects using renewable energy and energy efficient installations, as well as accessibility, ergonomic and air quality upgrades.
Multilateral financing for energy efficiency and renewable energy projects
In Spain, thanks to the EIF’s involvement in a synthetic securitization initiative, we aim to provide EUR 10 million in new climate-related investments. Similarly, we will allocate up to EUR 51 million to low-carbon and zero-emission vehicles in Portugal with the EIF's support. We are also helping renewable energy and energy efficiency projects in Brazil with a USD 50 million loan facility alongside the IFC.
In 2020, we entered into three financing agreements with MDBs to contribute EUR 104 million to green financing projects. In the last four years, the Group has signed agreements with multilaterals such as the EIB (European Investment Bank), EBRD (European Bank for Reconstruction and Development, IFC (International Finance Corporation), MIGA (Multilateral Investment Guarantee Agency ), CEB (Council of Europe Development Bank) and the CAF-Development Bank of Latin America to provide over EUR 1,360 million in support of green finance in Spain, Poland, Portugal, Brazil and Peru.
AENOR sustainability seal for small
and medium-sized companies

Santander España created the first AENOR-assessed seal that gives Spanish SMEs' a sustainability rating to set them apart in the eyes of their customers and suppliers.

Annual report 2020	Contents
Embedding ESG in all key areas of the bank
Leveraging on a solid track record in renewable energy and strong product capabilities across our platform, we are now moving towards fully-integrated ESG solutions, serving an increasing appetite from corporate and institutional customers. To better support our customers in achieving their own ESG objectives, in 2020 SCIB created a dedicated team to boost its sustainable finance proposition.
This new global team works closely with product teams such as Global Transaction Banking, Project Finance and Markets, to provide strategic solutions as well as product and financing structures tailored to specific industries, geographies and market sectors, helping our customers in their transition towards a more sustainable business model.

"The creation of this team further reinforces our contribution to Grupo Santander's responsible banking commitment to support inclusive and sustainable growth. We want to back our customers in their ESG transformation journey, helping them define and achieve their global sustainability objectives.”
José M. Linares, SEVP (Senior Executive Vice President) and Global Head of Santander CIB

Playing an active role in shaping the external environment

→ We shared insights on sustainable finance practice with the Banking Environment Initiative (BEI) to help with its Bank 2030 research report, which seeks to shed light on how banks can accelerate the transition to a low-carbon economy and to create a vision for the banks of 2030.
→ The report is a significant contribution to the banking sector as it identifies barriers and opportunities for banks in the transition, which requires asset and behavioural transformation. We also work with the BEI on the 'Soft Commodities' Compact and the fight against deforestation.

→ Grupo Santander participates in the Paris Agreement Capital Transition Assessment (PACTA) bank pilot led by the 2 Degrees Investing initiative (2Dii), which aims to provide information on the alignment of selected portfolios with regard to climate scenarios as proxies to the Paris Agreement.
→ Our Credit Risk team worked alongside SCIB and Responsible Banking to supply data for the project, and is actively collaborating with SCIB to use the results in a forward-looking assessment of climate-related risks and opportunities in wholesale portfolios.

→ We are an active member of the Global Investors for Sustainable Development Alliance (GISD Alliance), a working group created as part of the UN's strategy for Financing the 2030 Agenda for Sustainable Development.
→ SCIB collaborates on analysing how to invest in Colombia's clean energy, water and sewage sectors, as well as how to structure SDG-linked financing in the 4G road infrastructure programme. It is also involved in the call for action around covid bonds.

→ We participate in the EBF-UNEP FI working group created to develop voluntary guidelines for banks on applying the EU taxonomy to their lending portfolios.
Additionally, SCIB hosted key panels related to sustainability to raise awareness among its customers and investor network at events:
→ October 2020: Santander International Banking Conference - A sustainable and resilient Recovery, meeting the climate challenge while addressing economic and social needs
→ December 2020: Santander Chile ESG Webinar - Moving towards a sustainable capital market

→ January 2021: 25th Santander Latin American Conference - New frontiers for sustainable finance and ESG as an asset class
→ February 2021: XXVII Santander Iberian Conference - ESG, An opportunity for industrial companies
→ February 2021: UN PRI Panel - Deforestation as a Credit Risk - with Santander invited speaker (Santander Global Head of E&S Risk)

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Environmental footprint
We are strongly committed to protecting the environment by reducing our environmental footprint. Our environmental management strategy focuses on three main areas:
•Reduce CO2 emissions and offset the emissions we have been unable to reduce.
•Reduce and responsibly manage our waste.
•Increase awareness of environmental issues among employees and other stakeholders.
Since 2001, we've been measuring our environmental footprint through energy consumption, waste and emissions. And, since 2011, we've used strict criteria to draw up energy efficiency and sustainability plans to ensure we keep environmental impact to a minimum, yielding these results:
•Energy consumption reduced by 21%.
•Atmospheric emissions reduced by 61%.
•Paper consumption reduced by 75%.
We have also made two commitments involving all G10 countries:
•From 2020 on, Grupo Santander will be carbon neutral by investing in projects to offset our emissions.
•By 2025, 100% of the electricity we consume will come from renewable sourcesA.

A.In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.

Becoming carbon neutral
Grupo Santander's plan to become carbon neutral comprises five projects in five countries that provide us with the carbon credits we need to offset emissions. We drew up an internal plan and put out a call to tender to select the projects to obtain the required carbon credits. We then assigned to each country unit a project through which it could offset its emissions.
Projects include renewable energies, reforestation and fuel switching and are certified under the sector's most recognized international standards, like the Gold Standard, the Verified Carbon Standard (VCS) or the Clean Development Mechanism (CDM). This collaborative, international initiative reflects our commitment to protecting the environment, fighting climate change and reducing our environmental footprint.
Use of energy from renewables sources
57% of the energy used in our buildings is renewable, with 100% green energy in Germany, Spain, Portugal and the UK. We continue to work towards 60% target for 2021 and 100% by 2025.
Thanks to the purchase of green energy, the emissions reduction due to electricity consumption was 21%. In terms of total emissions, this acquisition enabled us to reduce our emissions by 12%.

Projects to offset CO2 emissions

Reforestation	Wind energy	Hydropower

Planting of native species in over 1,000 hectares scorched by forest fires in Alcoroches (Guadalajara).	Wind farm with 309 MW of installed capacity, including a social project to aid the development of local communities in Oaxaca.	Hydropower plant with a capacity of 182 MW that helps the community through job creation.
Reduction of N2O emissions	Recovering energy from greenhouse gases

Eradication of the N2O produced at a nitric acid plant, reducing its impact on the atmosphere.	Capture of the methane produced at a landfill site in Spartanburg (South Carolina) to be converted into biogas for clean energy.

Annual report 2020	Contents
Certified environmental management system
We measure and manage the directA environmental impact of our activities through environmental management systems implemented in most of our buildings, which are externally audited under ISO 14001.B
We also have:
▪LEED PLATINUM certification in three buildings in Poland (Atrium I, Warszawa Atrium II and Poznan Business Garden).
▪LEED GOLD certification in ten buildings in: Germany (Santander Platz and An der Welle 5), Brazil (Torre Santander and the two Campinas Data Centres), Spain (Tripark, Abelias, Luca de Tena and the Santander North Data Centre) and Poland (Robotnicza, 11 Street).
LED lighting
In 2020, we replaced 4,500 fluorescent lamps with LED lights in our Alhambra and Montepríncipe corporate buildings in Spain, reducing our energy consumption reduction by 400,000 kWh.
Single-use plastics
The #Plasticfree project is part of Grupo Santander's public responsible banking commitments. It aims to eliminate unnecessary single-use plastics in our offices and buildings in 2021.
At the end of 2020 we met 98% of our target, with all G10 countries working together.
Environmental awareness
The group organizes global and local awareness campaigns to involve employees in reducing consumption and waste.
Via our internal Santander Today channel, we provide them with guides and other information to enable them to join the challenge of reducing the organization's environmental impact.
We also participated for the eleventh consecutive year in Earth Hour, an international initiative to raise awareness of the impact we as people have on our environment, by turning off the lights in our most iconic buildings.
A. Aspects such as light or noise pollution are not considered material.
B. The bank has buildings with ISO 14001 certification in Argentina, Brazil, Chile, Spain, Mexico and the UK.

2020 environmental footprintC

	Var. 2019-2020 (%)		Var. 2019-2020 (%)
2,064,113 M3 water consumed from the supply system		-29.7	194,159 T CO2 teq total emissions (market based)	-41.6
920 MILL. KWH total electricity	57% renewable energy	-13.5	Scope 1	24,818 T CO2 teq direct emissions
8,902 T total paper consumed	83% recycled or certified paper	-46.0	Scope 2	128,633 T CO2 indirect electricity emissions (market based)
5,926,139 KG paper and cardboard waste		-38.9		282,216 T CO2 teq indirect electricity emissions (location based)
3,758,225 GJ total internal energy consumption		-13.1	Scope 3	40,708 T CO2 teq indirect emissions from employees travelling to work
C.    The environmental footprint table, with two-year historical data and the consumptions and emissions per employee, can be found in section ‘Key Metrics’ on this chapter.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Environmental and social
risk analysis
We give great importance to managing the environmental and social risks that could arise from our customers' activities in sensitive sectors such as energy, mining and metals, and soft commodities.

Environmental, social & climate change risk management policy
The group's environmental, social & climate change risk management policy sets out the principles and criteria for identifying and analysing these risks in the oil and gas, electricity, and mining and metals sectors, as well as for soft commodity businesses. It also specifies activities within those sectors that we will not support (prohibited activities), as well as those which require detailed assessments of their environmental and social impact.
The policy replaces our separate sector policies on energy, oil and gas, energy, mining and metals, and soft commodities, and is aligned with, and applied alongside, the Group's human rights and sustainability policies (available at our Corporate Website).
We also have a defence sector policy outlining the criteria for the group's operations with companies that perform defence-related activities.
In addition, the Group employs the precautionary principle in order to analyse and manage its main environmental risks throughout its value chain, considering both the direct impacts on the assets where it carries out its activity, as well as the indirect ones derived from it.
E&S risk governance and management
Grupo Santander has full-time E&S risk and green analysts whose work includes annual E&S reviews of Santander Corporate & Investment Banking (SCIB) customers in every market where we operate.
The E&S risk management (ESRM) area has three functions:
Project analysis under the Equator Principles: in 2020, we updated our socio-environmental project risk analysis procedure, which are based on three lines of defence and integrated into credit admission process.
When an opportunity is identified, the business team uses a set of internal tools updated by the ESRM team to carry out a preliminary project screening that determines:
•the risk level and a preliminary classification under the Equator Principles´ categorization system.
•if socio-environmental due diligence is required, as well as its scope according to the potential risks the project entails.
◦For medium-risk projects, the business unit uses a set of analytical tools designed by ESRM in accordance with applicable international guidelines like the IFC Performance Standards, which also oversees the process.
▪High-risk projects are directed to the ESRM team for analysis in accordance with applicable international guidelines like the IFC Performance Standards.
Annual customer analysis: We analyse SCIB customers under the scope of the E&S Risk Management Policy at the moment of onboarding and during the annual renewal of credit limits.
The analysis is initiated by the business managers, supported by questionnaires designed by the ESRM team. The local green analyst then reviews the questionnaires and conducts any further analysis required, before issuing a recommendation. The E&S risk global team oversees this entire process.
In 2020, these analyses included a detailed review of climate change-related items. In Argentina, Brazil, Peru and Uruguay, we conducted analyses on customers from sectors other than those covered under the environmental, social & climate change risk policy.
Other operations: ESRM also supports the business and risk teams on the analysis of other operations that may entail environmental or social risks, such as mergers and acquisitions, trade finance in high-risk sectors and all other project finance operations that are not covered by the Equator Principles.
In Brazil, the team also analyses operations related to guarantees, mortgages and customers' property portfolios.

For more details on the policies and their governance, see the 'Risk management and compliance' chapter.

The environmental, social & climate change risk management policy will be available on our corporate website.

Annual report 2020	Contents
Equator Principles
In 2020, we continued adapting our tools and procedures to the Equator Principles IV, which entered into force in October. We trained our business teams on the changes that those new procedures may entail when analysing and evaluating project finance operations.
We continue to contribute to the development of the Principles through participation in working groups.
We analysed 68 projects that fell within the Equator Principles scope.
Protecting human rights
Grupo Santander's corporate culture respects and promotes human rights. We are a signatory to the United Nations Global Compact and the Equator Principles, as well as a founding member of the Wolfsberg Group.
Our human rights policy is inspired by our general code of conduct, consumer protection policy, corporate culture policy and environmental, social & climate change risk management policy. It sets out principles and commitments on actions and operations with a potential impact on human rights, underscoring:
•zero tolerance for discrimination against employees, customers and suppliers or for forced labour and child exploitation;
•respect for employees’ freedom of association, collective bargaining, health and working conditions; and
•support for our communities alongside government agencies, civilian organizations, international bodies and other institutions with a view to ensuring a healthy, clean and safe environment while fighting corruption.

Human rights protection in our financing operations
When analysing the environmental and social risks of operations, we follow the best practices defined by the Equator Principles to identify any threats to, or impact on, human rights.
According to the risk category projects must comply with the IFC Performance Standards, observing employment rights and impact management on local communities. For projects with an identified impact on human rights, specific mitigation measures must be implemented as a condition for accessing the finance, and regular reviews are carried out to ensure compliance.
With the entry into force of the Equator Principles IV, we have aligned our due diligence processes with the United Nations Guiding Principles on Business and Human Rights.

Equator Principles
	Project Finance
Category	A	B	C
TOTAL	1	59	8
Sector
Infrastructure	0	1	0
Oil & gas	1	0	0
Energy	0	58	8
Region
Americas
United States	0	9	0
Chile	0	4	0
Brazil	1	0	0
Europe
Spain	0	26	8
United Kingdom	0	14	0
France	0	1	0
Poland	0	2	0
Asia
Taiwan	0	1	0
Type
Designated countriesA	1	58	8
Non-designated countries	0	1	0
Independent review
Yes	0	57	8
No	1	2	0
A.    In accordance with the definition of designated countries included in the Equator Principles, i.e, those considered to have a solid framework of environmental and sociaI governance, legislation and institutional capacity to protect their inhabitants and the environment.

Further details on how we manage human rights through our value chain, see 'Learning and development' and 'Ethical channels' in 'A talented and engaged team section'. You can also find out more in the 'Responsible procurement' section.
For more details on our human rights policy, visit our corporate website.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Ensuring full compliance with human rights in our operations

Energy project in Southeast Asia	Energy project in the Middle East

The financing for the construction and operation of an energy generation plant was approved in January 2020. Before Financial Close and with the construction already started, several gaps were identified against local legislation and IFC Performance Standards related with contractor’s working conditions and labour rights.
In order to correct this situation, Financial Close was conditioned to the commitment of the client to implement a Remedial Action Plan to address these issues within a reasonable timeline. This situation was closely monitored by ESRM during 2020 with the support of an Independent E&S Consultant that conducted on-site inspections. Most of the items in the Remedial Action Plan were fully implemented by the end of 2020.

We finance this project as part of a syndicate. During its implementation, we detected working conditions in breach of both local legislation and the IFC Performance Standards (pay less than minimum wage, excessive overtime, lack of proper lodgings, etc.).
The syndicate held a meeting with the company to draw up a remedial action plan (RAP), and the company created a team to conduct regular, systematic due diligence including contractors´ operations.
On-site inspections were carried out in early 2020 and significant progress was noted.

Protecting the Amazon

Our environmental, social & climate change risk policy also details the following procedures to analyse and measure the potential impact of our customers on the environment, including the illegal deforestation of the Amazon in Brazil:
•All loan requests by farmers and ranchers to Santander Brasil are checked for government-issued embargoes due to illegal deforestation. If the financing is granted, we then check for new deforestation-related embargoes daily.

•The requests are screened to make sure that the properties do not overlap with officially-recognized indigenous peoples’ reserves and parks.

•Annual ESG reviews of more than 2,000 customers, including meat processors, soy traders and farmers, as well as logging companies.

•There is constant dialogue with major Brazilian companies on the challenges posed by deforestation.
•Santander Brasil’s requirement for all lumber companies in the Amazon to carry the Forest Stewardship Certification (FSC) or an equivalent in order to be a customer, becoming the first bank to require it.

•Involvement in forums that debate on, and propose, solutions to stop deforestation in Brazil. In July 2020, we announced a plan to promote sustainable development in the Amazon, including better controls over the value chain of meat processing firms and to enlist them to help end deforestation. Dubbed Plano Amazonia, it is a collaboration effort between the three largest private banks in Brazil, and it opened a constructive dialogue with the Government around this agenda.

•The plan prioritizes three things: preserving the environment and promoting the bio-economy; investing in sustainable infrastructure; and guaranteeing the fundamental rights of those living in the Amazon.

Following an update to the environmental, social & climate change risk management policy in 2020, special care must now be taken when financing retail customers carrying out farming and ranching activities within the Amazon biome.

Annual report 2020	Contents
Financial inclusion and
empowerment
We help people get access to the financial system, set up and grow micro-businesses, and acquire the skills to manage their finances through financial education. Our aim is to financially empower 10 million people between 2019 and 2025.
Santander Finance for All is Grupo Santander’s initiative to support financial inclusion and empowerment, comprising three areas:

Access
We help people access and use basic financial services through simple payment platforms and cash-in/cash-out services in remote and small communities.
825,454 people financially empowered in 2020
Finance We provide tailored finance to individuals and SMEs with difficulties obtaining credit or in financial distress. 2,023,411 people financially empowered in 2020	Resilience We help people improve their financial knowledge, making economic concepts more understandable and helping them make better decisions. 716,071 people financially empowered in 2020

Target	Progress
We believe we can help more people prosper and enjoy the benefits of growth by empowering them financially, giving them access to tailored financial products and services, and improving their financial resilience through education. We aim to financially empower 10 million people between 2019 and 2025.A
	Financially empowered people
		4.9mnB	10 mn
	2019	2020	2025
A. To assess our contribution to financial inclusion, we use a methodology that sets out the principles, definitions and criteria for counting people who have been financially empowered through our initiatives, products and services.
B. Accumulated figure since 2019. In 2020, the perimeter of the information was expanded to include information from Santander Consumer Finance Nordic and Santander Consumer Finance Portugal.

Our strategy targets the unbanked and underserved; individuals and SMEs across Europe, Latin America and the US who face difficulties obtaining credit; have limited financial understanding; or are in financial distress.
In Latin America, we focus on giving people access to the financial system. In mature markets, we seek to ensure that no one needs to leave the financial system.
In 2020, we focused on addressing the impact of the covid-19 pandemic, especially on the most vulnerable groups.
Access
We aim to make sure everyone can access basic financial services by promoting the use of payment digital platforms that make transactions easier, giving access to financial propositions targeted at the base of the pyramid, providing cash in/cash out services in remote areas and small communities, and offering targeted financial support.
Supporting access to the banking system and payment accounts.
We help financially underserved people access the banking system through digital platforms so they can make payments, use basic, tailored financial services, overcome barriers, take greater control of their finances and enjoy faster and more secure transactions.

825 thousand people empowered through access initiatives in 2020

Superdigital - banking without a bank
Superdigital is Grupo Santander’s flagship mobile platform for cash deposits, withdrawals and payments, driving sustainable financial inclusion among the unbanked and underserved in Brazil, Mexico and Chile. Developed with our own technology, building on growing smartphone ownership and better network coverage in Latin America, it helps communities through basic, user-friendly products that give customers a unique banking experience.
Our aim is for it to have five million customers by 2023 in Latin America. So far, it has financially empowered 197,026A people, allowing those without a bank account to make online financial transactions, split bills with others and receive automated alerts about their finances.
Its largest market is Brazil, where users range from micro-entrepreneurs who can pay suppliers and receive payments from customers, to companies with sizeable headcounts that large banks tend not to serve. In 2020, Santander Brasil allocated BRL 7 million (more than EUR 1 million) to Superdigital to give support to 20,000 households.

Find out more at Superdigital Brazil Superdigital Mexico and Superdigital Chile.

A.Not all Superdigital customers are counted as financially empowered. Only those with a reported income below the country's minimum salary are considered.

Other products and services that help us uplift those at the “base of the pyramid”

Cuenta Life	Empowering the base of the pyramid

Since 2018, the Cuenta Life account has been opening up banking to everyone, serving 370,000 people. It drives financial inclusion through special products for the underserved, and its revamped value proposition features a life cycle that better suits young and elderly customers, with better prices and tailored customer content and perks. In 2020, Cuenta Life assisted more than 232,470 people.

Santander Mexico's banking services financially empower the elderly and retirees with income of less than MXN 11,000 a month (EUR 190). It tailors products and services to their needs, including consumer credit with custom insurance, fraud monitoring, and a separate credit admission policy and sales channel, fostering the financial inclusion of more than 955 customers.

Guaranteeing access to financial inclusion
Grupo Santander seeks to provide access to basic products while making sure customers know how to use them. We have cash-in/cash-out services in place and offer financial support to special groups.
Cash-in/cash-out services help achieve financial inclusion in remote and sparsely populated areas through our dedicated branches. Also, our agreements with private and state-run entities widen our footprint to ensure underserved communities can have bank accounts and get cash virtually anywhere.

Branches in underbanked and remote regions

Financial inclusion branches and remote agents	Branches in sparsely populated regions	Branches in small villages

Our eight financial inclusion branches serve 23,000 people in underbanked neighbourhoods in Buenos Aires that previously had no banking services, including Santa María, Castelar Sur, La Juanita and Don Orione. These basic services now benefit 250,000 people daily, helping fight social exclusion.	694 agent offices, 504 branches and ATMs provide access to finance and fight social exclusion in communities with under 10,000 inhabitants.	We have 79 branches in small towns. They provided financial services to 37,224 customers in 2020. 27 branches are in the Azores and Madeira archipelagos, serving 15,192 customers.

Partnerships to reach unserved communities.

Correos postal service	Partnered retailers

Our collaboration with Correos, the state-run postal service, sets up basic financial services at 4,675 rural post offices. From January 2021, customers can withdraw and deposit cash, and postal workers deliver money to any address in Spain. Through this service, Grupo Santander reaches 75% more branchless towns of fewer than 1,000 people and 66% more customers who previously didn't have cash services nearby.
Santander's partnerships with retailers let customers carry out basic transactions in more than 26,769 convenience stores, such as 7 Eleven and Oxxo.

Promotion and training in the use of digital channels

Branch outbound calling	Here & Now

During the covid-19 pandemic, many elderly people became at risk financially by not being able to visit their branch or manage their finances as usual. In response, our employees reached out to make sure they could continue to look after their finances easily and securely from home.	To increase digital literacy among the elderly, our employees assisted customers in using digital channels to make payments.
Finance
Grupo Santander seeks to provide tailored finance to those who have difficulty in accessing credit, and to offer solutions to individuals and SMEs who are in financial distress.
In Latin America, our microfinance proposals target micro-entrepreneurs, offering them a complete value proposition. In mature markets, we support low-income households by financing their basic needs, such as affordable housing. We also support SMEs and individuals through debt renegotiation and cash injections.
In 2020, the great efforts Banco Santander has made to ease the covid-19 pandemic, which had a profound effect on society in 2020, have increased the number of customers benefitting from our initiatives.

2.3 million people empowered by initiatives tailoring financial solutions to their needs since January 2019
Finance for SMEs and entrepreneurs with difficulties obtaining credit
Since 2002, we've offered micro-finance services to help bridge Latin America's significant social divide and promote financial inclusion. We aspire to help low-income and underbanked entrepreneurs grow their businesses, which drive the economy and social mobility.
Our extensive product line includes tailor-made micro-loans that help micro-entrepreneurs generate income and meet their working capital needs, as well as savings products, current accounts, cards and micro-insurance.
A large part of our lending goes to women, who are less likely to obtain financial services in developing countries.
Our micro-finance programmes in Latin America

tuiio
Santander Microfinance
prospera
Santander Microfinance
prospera
Santander Microfinance

EUR 231 million outstanding credit to microentrepreneurs at the end of 2020 (-17%A vs. 2019)	1.1 million micro-entrepreneurs supported in 2020 (+27% vs 2019)	59% of microentrepreneurs supported are women
A.The year-end total outstanding loan volume declined due to the exchange rate effect. Nonetheless, outstanding loans with each microfinance programme grew at year-end in local currency (e.g., 8.4% in Brazil and 7.7% in Mexico).

Prospera
Prospera Santander helps micro-businesses and other small enterprises grow, benefitting low-income communities. It grants income-generating loans to micro-entrepreneurs, who collectively share the obligation to repay them. A team of loan officers who live in the community provide financial advice to guide borrowers throughout the term of their loans. With 99 branches, it plans to open 30 more and take on 300 employees in the first months of 2021.
All Prospera products have a digital component, making borrowers' operations more efficient while improving customer experience. For example, customers can get loan applications approved in under 10 minutes.
In the first wave of covid-19, Prospera's programmes, such as eight-week payment deferrals (in March and April) and Seguro Responsa micro-insurance, gave customers extra support to cope with not being able to work.
When businesses reopened in Q4, Prospera achieved a new accounts record (+18,000 in October), with over 540,000 active customers. It also granted BRL 2 billion in loans in 2020.

More details at www.santander.com.br/campanhas/microcredito

Tuiio
In Mexico, Tuiio offers low-income households and the underbanked digital services and products, including tailor-made loans, savings accounts and insurance. It has 85 branches and more than 72,000 customers in the communities it serves.
In 2020, Tuiio launched a new medical assistance proposition to help build a culture of prevention is the best cure, and to facilitate access to specialist doctors. It also helped its customers mitigate the effects of the pandemic by granting grace periods of up to eight weeks and loan term extensions from the previous four months to eight months, as well as keeping life and health insurance premiums at low prices for 32 weeks.

More details at www.tuiio.com.mx/

International Finance Magazine named Santander Best Bank for Financial Inclusion in Mexico for Tuiio

Mercedes Cruz
After the pandemic left her jobless, Mercedes Cruz, a cook, set up a kitchen with her mother-in-law to sell food door-to-door. Tuiio gave her a loan and financial education to start her venture, El Sazón de Ángel, and generate income to support her family.
"What we like most about Tuiio is that they gave us a debit card so we can save, buy goods and keep making headway. Knowing I have money on the card, I don't have to worry. Without this loan, we couldn't have got business off the ground. We started from scratch with that money. I would like to thank you for helping us build something and move forward."

Prosperá
Prosperá was launched in Uruguay in 2019 as a pilot programme in the Salto region, offering loans and insurance to local entrepreneurs, and has since expanded throughout the country. Its value proposition features "Recommended Client", in which past Prosperá customers refer new entrepreneurs, thereby generating an interconnected entrepreneurship ecosystem. It also offers savings accounts, payment solutions and other products and services. Due to covid-19, Prosperá deferred fees and debt financing for entrepreneurs, and set up remote management services.

Other local initiatives

Small business administration loans	Superclub Comprometidos, Via Bana, Formar and Potrero Digital

Santander US' "Inclusive Communities" plan provides financial assistance to struggling communities. It will mobilize USD 11 billion in loans, investments and charity donations from 2017 through 2021. Its lines of action include the Small Business Administration Loans initiative to fund small businesses with less restrictive requirements. In 2020, Santander lent more than USD 1.2 billion through the Small Business Administration's Paycheck Protection Programme (PPP), which helped save over 126,000 jobs.
In Argentina, Banco Santander empowers customers and non-customers financially through Superclub Comprometidos, a loyalty programme where customers can connect to sell social and environmentally-friendly products; Vía Bana social ice cream parlours that offer basic banking and financial services and financial education; and Formar and Potrero Digital, two digital financial education programmes aimed at young people in vulnerable communities.

Loans backed by MGIs for SMEs with limited means

In Spain, Banco Santander works with mutual guarantee institutions (MGIs) to lend to SMEs and entrepreneurs with limited means and help them secure lines of credit. In 2020, each MGI ran covid-19 relief initiatives.
Financing basic needs for low-income households
We offer products and services that enable low-income households to access housing and meet other basic financial needs.

Affordable housing programmes	Social housing fund

Santander US's Inclusive Communities plan includes affordable housing and home improvement programmes that help over 39,000 people though low-interest mortgages, lender-paid mortgage insurance and investment in projects for low-income homebuyers.
Banco Santander currently has 1,594 social homes for rent in Spain, of which 1,364 are allocated to the Fondo de Viviendas Sociales (Social Housing Fund). In addition, we have 624 homes available to rent at reduced rates.

Special programmes for SMEs and individuals in financial distress

Payment holidays	IRIS solutions to manage impairments	Agreements with multilateral entities

Since 2012, we've undertaken more than 69,000 social and mortgage debtor protection actions; granted 12,163 mortgages under the Code of Good Practice (which includes debt restructuring and deed in lieu of foreclosure); renegotiated 27,457 mortgages under the loan repayment moratorium; and suspended 10,966 foreclosures (we haven't repossessed any homes since November 2012).
During the 2020 crisis, we offered our customers solutions in a proactive way, often taking a more flexible approach than the authorities. We suspended payments on 207,000 loans (including 160,000 within the sector agreement).	Our IRIS debt renegotiation programme analyses the situation of customers who are struggling financially and lends them a hand to meet their payment obligations. Since 2019, we've renegotiated the debt of 28,875 customers and supported 51,250 customers with our payment holiday solutions.	In Brazil, Spain, Poland and Portugal, the bank has signed agreements with entities such as the EIB, EIF and IFC to offer lines of credit with advantageous conditions to help mitigate the effects of the pandemic (see more in 'Meeting the needs of society' in this chapter).
Further collaboration: investing in fintechs
Through Mouro Capital (formerly Santander Innoventures) we support the growth of startups whose business models target emerging markets and people without access to financial services. In recent years, we've invested in the following companies, among others:
•PayJoy. Founded in 2015 in San Francisco (US), it provides access to smartphones and basic consumer financial services to reduce the number of underbanked and underserved communities in emerging markets. It aims to spread the use of digital tools and technology to remove the need for cash and to fight predatory lending.
•ePesos. Founded in 2014 as a digital project of Mexican microfinance company Quantum Capital, it provides financial services to those most excluded by Mexico's banking system. It focuses on creating new payment methods for individuals and companies with few financial services, while offering low-cost lines of credit without the need for a bank account. In 2017, it offered the first salary advance, and since then has been helping Mexican companies take better care of their employees' finances.

For more details, see 'Meeting the needs of everyone in society' in this chapter.
Promoting financial education
We believe education is part and parcel of financial inclusion and customer protection, which is why it’s at the core of our Responsible Banking agenda. In 2020, we committed more than EUR 3 million to 61 initiatives that helped financially empower 716,000 people in the countries where we operate.
To fulfil our goals of making financial concepts easier to understand, protecting the most vulnerable through special tactics, and promoting market stability, our programmes include content on financial and money management, digital banking, training for SMEs, behavioural economics and other topics for all groups (especially children, young people, senior citizens and vulnerable customers). We run programmes through face to face education, websites, videos, simulators, contests and games. We are using apps and other channels to make financial education more accessible and to maximize the impact of our initiatives.
In 2020, we launched a global financial education page on our corporate website. It showcases our learning initiatives from across the world under a common narrative and approach. It has a broad variety of contents and resources to help users make informed financial decisions and better their financial management.

716,000 people helped from financial education initiatives in 2020

61 initiatives supported in 2020

Content type

→ Basic financial concepts → Products and services → Personal finance management → Digital banking → Entrepreneurship/training for SMEs → Sustainable finance → Behavioural economics

Target audience

→ General public
→ Children (up to 13 years old)
→ Adolescents and young adults (14-20 years old)
→ Elderly people (from 65 years old)
→ University students
→ Santander employees
→ Vulnerable customers
→ SMEs and entrepreneurs

South America

In South America, our initiatives – which aim to serve everyone – put special focus on vulnerable groups, university students and persons with disabilities. They include Fundación Techo in Chile and Vía Bana in Argentina. Mostly run online, their most popular topics include basic financial concepts and personal finance management.

Europe

In Europe, most initiatives cater for the general public, especially young people. Online initiatives increased amid covid-19, and many of them are now hybrid. Digital is one of the most popular topics, with special initiatives aimed at the elderly, such as Formación Pioneros in Spain and Go Digital in the UK.

North America

In North America, we focus on contents about personal finance management. Our initiatives, which prioritize vulnerable groups, include Tuiio for low-income households in Mexico and Santander US' volunteer service to boost financial empowerment. In 2020, we shifted to a virtual service model to run our initiatives in a safe environment.

Best practices

Pioneros	Anti-fraud training workshops	Santander Life

This initiative in Spain trains customer service and branch employees online on teaching elderly customers at branches to use our app and go digital.
Santander Scam Avoidance School (SAS) is a unique programme in the UK designed to equip customers with the tools to detect and prevent common acts of fraud. Before moving online via webinars due to covid, it was run in-branch by trained employees, and covers scams, the digital footprint, online safety and other topics.
Santander Life is an innovative value proposition promoting good financial conduct among customers. It rewards correct answers about banking commitments with merits for customers to access payment deferrals, lower fees, payment date changes and other benefits.

Tuiio	Avançar

Tuiio in Mexico runs several initiatives to promote customers' financial education. In 2020, it launched its own financial education website using content and materials developed in-house. Since the beginning of the pandemic, Tuiio has shared advice on financial management in times of crisis, health tips and audio stories for children, among others, through instant messaging platforms, social media and the website. Through this initiative, it has financially empowered almost 200,000 people.

Avançar is an entrepreneurial programme with an exclusive value proposition for customers. Its web platform provides SMEs with contents and solutions relating to management and innovation, internationalization, team building and other relevant topics.

Visit tuiio.com.mx/educacion-financiera for more details.

Visit santandernegocioseempresas.com.br/ for more details.

CAMPUS-Santander	Akana	Financial literacy blog

This site runs several financial education initiatives for customers in Argentina, including Cuenta Blanca for health workers, Duo for finance and business, and Nova on daily life skills. It also provides finance courses aimed at women, SMEs and students.
SCF in Spain launched Akana, a tool for customers to check their finances easily. It analyses their transaction data and gives them tips to improve their finances, regardless of their bank.
Santander Portugal's new financial literacy blog offers articles and tips to help customers make more informed decisions about their finances. Topics include how to save better and how to draw up a budget.

Visit santander.com.ar/banco/online/campus-santander for more details.

Visit www.akana.es/FRONT/#/home for more details.

Visit santander.pt/conta-em-ordem for more details.

Forging partnerships to boost financial inclusion
Our global networks consist of partnerships to further embed financial inclusion across our footprint. Those partnerships are important for sharing knowledge, learning best practices, and developing innovative approaches to bridging the financial inclusion gap. Alongside the CEO Partnership for Financial Inclusion (CEOP), we made progress on a number of initiatives that can help expand financial services at scale.

CEO Partnership for Economic Inclusion
Founded by the United Nations Secretary-General’s Special Advocate for Inclusive Finance for Development, Her Majesty Queen Máxima of the Netherlands, the CEOP brings together an influential group of CEOs from a variety of industries who work together to boost financial inclusion around the world.

Santander BEST Africa
Santander BEST (Building Equality through Sustainable Tourism) Africa, is the first development cooperation programme promoted by Fundación Santander. This initiative seeks to contribute to social and economic development in Africa by supporting women entrepreneurs and their local areas in the tourist industry, which has been severely impacted by the covid-19 crisis.
Santander BEST Africa fosters a sustainable tourism network based on providing technical and financial assistance to entrepreneurship aimed at promoting and employing women, as well as environmental and social sustainability. The programme looked to secure the continuity of businesses and employment through the pandemic, and to encourage knowledge sharing and training between female entrepreneurs to strengthen the future economic sustainability of their industry.
Many of the beneficiaries are vulnerable women who promote or participate in the entrepreneurship selected by Santander BEST Africa due to their contribution to the preservation of the environment and the inclusive development of the community.
The programme is founded on two premises: the direct link between gender equality and sustainable development, and the potential of responsible tourism as a driver of economic and social progress in Africa post-covid-19.
Since its launch in October 2020, 17 projects across Gambia, Senegal and Morocco have received economic and technical support from Santander BEST Africa.

Annual report 2020	Contents
ESG investment in Wealth Management & Insurance
Our aim is to become the best responsible wealth manager in Europe and Latin America based on a sustainable value proposition for customers, active engagement and the highest international ESG standards.
In the past few years, ESG (environmental, social and governance) has become increasingly important in investment. More and more investors’ assessments of risk-adjusted medium- to long-term returns are taking environment and social issues into consideration, while interest in ESG solutions among clients, employees and other stakeholders is also growing.
We have been embedding ESG factors into our decision-making for some time and, in 2020, reinforced our ESG strategy.
Santander Asset Management (SAM)
As a signatory to the UN Principles for Responsible Investment (PRI) and the Institutional Investors Group on Climate Change (IIGCC), we follow high-level international criteria and standards. We are also the only asset manager in Spain with a team exclusively dedicated to ESG in our investment unit.
We have developed our own ESG methodology, which we extended to Private Banking and Insurance. This helps us assign most of our funds a rating, based on the data of 15,000 companies and 190 governments. We also embedded ESG criteria in our investment, voting and engagement policies.
We offer a complete line of ESG products, holding around EUR 6.9 billion in assets under management in 21 ESG products and 50 mandates in six countries. Over the last six years, our solidarity funds have donated more than EUR 18 million.
In addition, Santander GO, a collection of products managed by external investment managers through partnerships, includes the Santander Global Equities ESG sustainable fund (managed by Boston Partners - Robeco). Also, we’re working to apply ESG criteria to all our individual and collective pension funds and plans, which add up to EUR 20 billion.
We also engage with several companies to improve their transparency and ESG performance.

SAM ESG Product offering Best-in-class ESG products in our core geographies

San Sostenible RF 1-3 San Sostenible Bonos San Respons Solidario Inveractivo Confianza San Sostenible 1 San Sostenible 2 San Sost. Acciones San Equality Acciones 7 Pension Funds 57 Mandates	San Ethical Ações Go Global Equity ESG	San Sustentàvel

	SAM RV Global ESG	Go Global Equity ESG

Acciones Global Desarrollado
■ Fixed income ■ Balanced ■ Equity ■ Portfolios

In 2021, SAM signed up to Climate Action 100+, an investor-led initiative that aims to promote cooperative dialogue urging the world's largest corporate greenhouse gas emitters to take action on climate change. It is coordinated by five regional investor networks, including two to which SAM is a signatory: Institutional Investors Group on Climate Change (IIGCC) and Principles for Responsible Investment (PRI).

For more details, see www.santanderassetmanagement.es

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Private banking
In private banking, we aim to embed ESG in our advisory services, as we have done with investment, risks and other areas. In 2020, our bankers and advisers across our footprint (over 1,100 experts), received special ESG training from our ESG dedicated team in SAM and Private Banking Global Team.
Our wide range of ESG products includes funds, alternative products, and ETFs. We are working on adding new products across all asset classes while we are developing an impact investment offering, in order to round off our value proposition. In addition, Private Banking has launched Future Wealth, a joint initiative with SAM, our thematic investment approach focusing on the trends with the strongest tailwinds, with environment as one of the key elements. On this sense, Future Wealth, offers our clients a complement to traditional investing strategies by seeking to capture innovative sources for growth and performance based on sustainability plus innovation.
It is important to note that SAM's ESG methodology allows us to also analyze 100% of the third- party funds we market.
Furthermore, we are also providing tailored-made ESG reports to our clients, providing a powerful portfolio look through, including information about their investments CO2 and water consumption footprint, as well as how it performs according to our internal ESG methodology
Insurance
We focused our efforts on two main actions: working with our JVs to maximize the portion of our life-savings premiums invested under the ESG standards set by SAM; and working with our partners to adopt the UN’s Principles for Sustainable Insurance (PSI) and to develop specific strategies in financial education and inclusion-related issues in the geographies where we operate.

For details on private banking, visit www.pb-santander.com

Annual report 2020	Contents
Supporting communities
In addition to support through business solutions, we also drive inclusive and sustainable growth through education, social entrepreneurship, employability and wellbeing initiatives in the communities we serve.
Our commitment and progress

Support higher education		Community investment
EUR110 million invested	156,748 scholarships and grants	EUR94 million invested	2.4 million people helped
Our 2019-2021 commitment → To finance 200,000 scholarships/internships and programmes for entrepreneurs.		Our 2019-2021 commitment → To help four million people through various social action programmes.

Covid-19 response in communities
more than105 mn invested to help tackle the pandemicA
As a bank, we commit to sustainable economic and social development to build more balanced and inclusive societies.
Grupo Santander provides more support to higher education than any other private company in the world. Through Santander Universities, we have created a unique network of more than 1,300 universities to help students, researchers and entrepreneurs.
We also promote and participate in numerous initiatives with the third sector (NGOs and other social organizations) and run the majority of them locally to adapt to the circumstances and reality of each region.
As part of this work, and through contributions from the group's senior managers, employees and customers, we mobilized EUR 105 million worldwide to support initiatives in the fight against covid-19.

A.This amount incorporates part of the bank's contribution to community investment and part of the bank's contribution to its commitment to higher education, plus contributions from third parties such as employees and customers.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Over EUR 105 million to solidarity initiatives to help combat the covid-19 pandemic
We mobilized over EUR 105 million worldwide to fund initiatives to combat covid-19. The funds are being used throughout our core markets to provide essential medical equipment and supplies, to support vulnerable communities and to support research into the virus through collaboration with universities and other bodies.

All Together Fund to support the health crisis

Santander raised EUR 54 million to provide essential materials to support the global effort to fight the pandemic. The funds came from senior managers' salary reductions and board compensation, direct donations from the bank and employee and customer donations.

Spain	Brazil	Mexico
Masks, non-invasive ventilators, blankets, protective clothing, etc. for various hospitals and government bodies.	Five million rapid tests, CT scanners and 200 ventilators, with the support of two other banks.	Alliance with five other companies and donation to the Héroes con Bata initiative (INER and Fundación Gigante).
Portugal	Poland	Chile
Joined the Portuguese Banking Association initiative to donate 100 ventilators and 100 monitors to the national health service.	Support to hospitals dedicated to treating covid-19 patients by purchasing equipment and material (ventilators, tests, masks, sanitizers, etc.).	Support to the Confederation of Production and Trade (CPC) through donations of medical supplies such as diagnosis tests, hospital equipment, etc.
Further efforts to support vulnerable communities

As part of their community support plans, our local units redirected EUR 21 million to support communities and vulnerable groups particularly affected by covid-19. For more details, see the 'Community investment' section.

Santander Universities

Through its agreements with more than 1,000 higher education institutions, Santander Universities allocated more than EUR 30 million of its annual budget to support their response to covid-19 (health, education and social issues); to promote online education; and to mobilize entrepreneurs to identify solutions to the challenges posed by the pandemic. For more details, see the 'Supporting higher education' section.

Digital solutions

We developed various platforms, digital repositories and apps to support and keep society safe and informed during the pandemic.

Overcome Together
An open space for individuals and companies with information and resources to support the fight against covid-19, as well as country-specific websites circulating local authority advice.

Covid-19 platform
An app and dashboard developed to help governments and companies make informed decisions in managing covid-19 contagion with real-time data. Adapted for the Mexican Government, Spanish regional governments and the general public.

Annual report 2020	Contents
Supporting higher education
Banco Santander is one of the private companies that most supports higher education in the world. We harness our efforts through Santander Universities, a unique and pioneering global programme with educational, entrepreneurial and vocational opportunities for students.

110 million euros to universities	1,432 partner universities and institutes in 31 countries	156,748 beneficiaries of scholarships, internships and entrepreneurial programmes

We focus on three areas:

Education We support university students and graduates in developing their skills. 48,804 Santander Scholarship beneficiaries	Entrepreneurship We help university entrepreneurs share solutions, give visibility to new projects, find investors, etc. 32,707 university students supported and around 224 programmes and awards	Employability We offer internships, training programmes and career guidance services to university students. 75,237 beneficiaries of internship grants

Target	Progress
We believe that education is the bedrock of a fair society and strong economy. Through our world leading Universities programme, we aim to fund 200,000 scholarships, internships and entrepreneurship programmes between 2019 and 2021.
Scholarships, internships and entrepreneurship programmes
225kA
	xxxxxxxxxxxxxxxxxxx2019	200k 2021
A.The sharp increase compared to 2019 is due to the impact of the covid-19 pandemic, which led to a change of focus in Santander Universities' 2020 roadmap. Traditional scholarships (face-to-face studies) and mobility grants were replaced by online scholarships, with much greater reach.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Covid-19 response
As covid-19 tested universities' ability to safely continue teaching and supporting students during the pandemic, we launched several initiatives to help them. So far, more than 100,000 people have benefited from the work carried out by Santander Universities, backed by EUR 30 million in funding.
Fondo Supera covid-19 allocated EUR 8.5 million to projects on virus research and prevention, social impact and enhancing ICT capacity to reduce the digital divide between students. We also awarded 30,435 scholarships to vulnerable young people and to boost the employability and development of students and professionals affected by the pandemic.

Santander Scholarships in response to covid-19
Some students’ courses were suspended and their job prospects affected. To overcome those challenges, we ran several initiatives in collaboration with universities.
Boosting employability and development

In 2020, we launched Santander Scholarships for the online training initiatives #YoMeQuedoEnCasa and #InvierteEnTi, benefiting 23,725 students and graduates. The aim was to support the development of digital skills, women leadership, languages and soft skills to heighten their future employability. It also helped professors deliver virtual lectures through the #YoMeQuedoEnCasa programme.
Supporting students affected by the covid crisis

Over 2,000 people received assistance from Santander Universities in Portugal thanks to the e Bolsas Santander Digitalizaçao to help those affected by the covid-19 crisis.

Superamos Juntos supported more than 1,000 Brazilian students in financial difficulty.

Through the Ponte la Verde ante la covid-19 initiative, we awarded 5,800 scholarships to 1,435 projects at 340 universities to tackle the health crisis and support the worst-hit communities.
IT and data reinforcement plans for universities

In Spain, Fondo Supera helped supply around 5,000 computers and 10,000 Internet connectivity solutions and webcams to university students.

In Argentina, around 30% of Santander Universities' funds were allocated to covid initiatives such as connectivity scholarships for students, programmes to provide teachers with remote tools and IT security, and research scholarships.

In Chile, more than 46,226 people were helped with connectivity scholarships to continue their studies online from home. Besides, 2,400 computers and tablets were provided to students in disadvantaged areas.

"We have supported not only teachers, so they can learn new educational approaches, but also students. Even if they're digital natives, they're unaware of how to enhance their technological knowledge to improve learning" Óscar Jerez, Director of the Centre for Teaching and Learning, School of Business and Economics, Universidad de Chile. Senior Advisor on Innovation in Higher Education, LASPAU affiliated to Harvard University.
Entrepreneurship: post covid-19 solutions

Santander X Tomorrow Challenge
We committed EUR 400,000 in awards and other benefits to 20 entrepreneurial projects from many countries. They came up with innovative solutions to soften the pandemic's blow to society and the economy. The four challenges involved developing new job skills, creating jobs, adapting business models, reopening businesses and finding real market opportunities, including:
→ Re-Skill category: Edward Espinoza, CEO and co-founder of Arcux. E-learning in architecture, design and construction.
→ Re-Invent category: Sascha Kaczmarek, CCO and co-founder of Motion Miners. Analysis of manual process automation through sensors and artificial intelligence.
For more information on the other two challenges, please see the 'Entrepreneurship' section below.

“It helped us position ourselves in our industry and in the entire entrepreneurial ecosystem, and we're confident this award will help us seize other opportunities to grow”. Edward Espinoza, co-founder/CEO of Arcux, winner of the Re-Skill category.

“We're confident Santander will also be a great ally in the post-launch phase." Sascha Kaczmarek, co-founder/CEO of Motion Miners, winner of the Re-Invent category

Annual report 2020	Contents
Santander Scholarships
Although many scholarship programmes have been disrupted by the pandemic, Santander Universities continued to fulfil (and even raise) its commitment to training university students and young professionals, facilitating their access to higher education and promoting excellence, equal opportunities and employability.
The scholarships are divided into seven categories:
→ Santander Tech, to promote new technology-based learning, programming and innovation to gain an understanding of digital languages and technology such as blockchain, machine learning, cloud & DevOps and product design strategies.
→ Santander Skills, to promote the development of cross-cutting skills (soft and hard skills) that are essential to making headway in the job market.
→ Santander Women, to promote the professional development, leadership and negotiation skills of the next generation of women leaders.
→ Santander Studies, to help students complete their studies through grants to strike a balance between academic excellence and a lack of resources.
→ Santander Language, to strengthen the command of foreign languages in working environments.
→ Santander Internship, to drive students' employability through internships and offer recent graduates opportunities to find a good-quality first job.
→ Santander Research, to give undergraduates, postgraduates and PhD students the means to start or continue their research plans.

Julia Prieto, Santander IE Digital DNA Scholarship, Spain
"Who doesn't need basic information on how to go digital? I would recommend this a thousand times to all students who have an ambition to be part of the digital and technological revolution we're set to witness in the coming years".

Scholarships platform

The scholarships we offer, in collaboration with universities and higher education institutions, can be found at www.becas-santander.com. In 2020, there were 323,591 applications and 43,704,351 visits registered on the platform. Our programmes included:
Bolsas Graduação
One of Brazil's benchmark programmes, it provides financial support to university students in vulnerable situations, so they can continue their studies (tuition fees, educational materials, food, transportation, etc.).
Santander Idiomas Scholarship | English Up
Thanks to collaboration between Banco Santander and the British Council, 11,100 Spanish university students can enjoy the online and in-person programmes on offer at British universities. The aim of this initiative is to acknowledge academic excellence and foster the employability of students through English learning.

Santander for MIT Leading Digital Transformation Scholarships

In 2020, 2,500 scholarships were handed out to provide specialized training and develop digital skills in collaboration with the Massachusetts Institute of Technology (MIT), which is considered one of the world's best universities.

Lisa Moutinho Teixeira, Bolsa Santander Ibero Americana, Portugal
"Soft skills, resilience and self-confidence are key to creating teachers with strong values and greater problem-solving and team-working capacities, as a way of meeting our professional and daily objectives".

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Entrepreneurship
Global initiatives
Banco Santander upholds its commitment to high-impact student entrepreneurship through its international Santander X project. It sets out to guide and support young entrepreneurs on their journey. In 2020, it launched three global initiatives.

Santander X Global Award

The top award for student entrepreneurs received 500 submissions from five countries. Winners included high-impact projects that sought to accelerate growth and new solutions in the early stages of business development. The two winners were awarded USD 150,000 and USD 50,000, respectively, plus guidance from expert mentors.
→ Best ScaleUp category: Miguel Ángel Torrero, COO and co-founder of Rated Power. pvDesign software for designing utility-scale photovoltaic plants.
→ Best StartUp category: José Luis Ayala, CEO of BrainGuard. Digital solution for predicting migraine attacks

“Our idea was long-term development, but this award has given us a great push to become the go-to software in the international photovoltaic industry”.
Miguel Ángel Torrero, co-founder/COO of Rated Power, winner of Best ScaleUp.

Young People with Solutions Explorer Lab

This training programme helps potential entrepreneurs create a sustainable, viable and robust solution to problems addressed by the United Nations' SDGs.
“We were very excited when we brought the team together, but we didn't know how to manage it. Everyone at Explorer helped us find our way with their support, closeness and care, making for an incredible experience".
Carlos Garces García, co-founder/CEO of Shellock. Monitors maritime containers, in real time, through reusable geolocation stamps.

Ecosystem Mapping workshops in collaboration
with the MIT D-Lab

In collaboration with the MIT D-Lab department and the Global Ecosystem Dynamics Initiative, Santander Universities took part in mapping the most promising start-ups in the local innovation ecosystems of six different countries.

Annual report 2020	Contents
Local initiatives
To promote innovative startups with high growth potential, we held five local award events in Argentina, Mexico, the UK, Chile and Uruguay, which had received more than 1,500 projects submitted by student entrepreneurs from over 300 universities.

XVI Entrepreneur X Award

"Virtual reality was already here, but the pandemic caused us to move faster. My team and I now want to take it to the next level to help people improve their personal and working lives".
Tomás Malio, CEO and
co-founder of COVREL, a virtual reality training platform.
XV Santander X Award for Business Innovation

“This award is a huge step that will give us invaluable resources to press ahead with our research and achieve our aims”.
Arian Marín, CEO of Bifrost Biotech, which develops an artificial cornea for use in transplants.

X Santander Universities Entrepreneurship Awards

Jamie Bankhead, CEO of Konglomerate Games, development of healthcare-related video games
“We are so pleased to have won the Santander Universities Entrepreneurship Award. It was such a fantastic competition, and the prize will enable us to focus on developing our project".
Lewis Loane, founder of Torann, which is developing a device that provides the highest sound quality for musicians who play amplified instruments.
"The support from the Santander Universities Emerging Entrepreneurs programme has allowed us to sharpen our business model and strengthen our business plan".
II Santander Ideas X award

David Jerez, founder and creator of X- Torch, technological solutions for individuals and companies
"The funds we received from Santander X enabled us to maximize our online presence and reduce costs by 60%, all while enhancing the technology we use."
Ricardo Flores ,CEO of Body Defense, an educational video game that integrates biological and pedagogical methodologies.
“Our Ideas X mentor was pivotal to the process. The footing, sales and partnerships we've gained are all down to this programme”.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Universia

Founded 20 years ago, Universia is now the world's largest network of universities, involving 822 institutes from 21 countries.
Academic guidance
This online service gives students and professionals advice on their education and training. It's a one-stop shop for internships, job postings, specialist courses and information on universities and programmes the world over.
Employment
We strive to become the benchmark in managing young talent digitally by overseeing the relationship between universities and companies, opening up to international job options and providing support both online and through other means to smooth the transition into the world of work. We run several initiatives to achieve this:
• Universia Jobs: a job posting and internship platform available in seven countries.
• #jobstogether: a knowledge sharing movement to boost candidates' chances of landing a job through direct contact between students, universities and companies.
Digitalization at universities
It has taken just two years for MetaRed to become the largest network of university IT leads, involving over 1,500 professionals at more than 800 universities across Spain, Portugal and Latin America. The project has so far helped train over 500 middle-managers, held over 50 webinars and assessed the IT skills of more than 10,000 university lecturers.

Universia launches new website with Spain's most sophisticated search function

Banco Santander and the CRUE association's new university portal enables users to search for over 19,000 degrees, master's degrees, courses and internships. The site is Spain's biggest gateway to information on education and employment for undergraduates, graduates, lecturers and researchers.
For more details, visist www.universia.net.

Fundación Universia
Fundación Universia is a not-for-profit organization that works to forge inter-university and job networks with a special focus on educational advice, diversity, equality and developing IT skills.
It is a leading light in graduate employment and placing burgeoning, diverse talent in companies that champion inclusive and sustainable growth. It also promotes continuous, experiential, digital and global learning geared towards the transition to the job market.
Its strategy centres around these three Sustainable Development Goals: Quality Education (SDG 4), Decent Work and Economic Growth (SDG 8) and Partnerships for the Goals (SDG 17).

619 scholarships to students with disabilities	70 persons with disability placed in companies	82 grants to sole traders on disability grounds
For more details, visit www.universia.net.

Diana de Arias, overcoming the odds

At just 23, Diana de Arias suffered a stroke that resulted in an acquired brain injury. After gruelling rehabilitation, she created Decedario, a tool to help improve the lives of persons with disabilities. Thanks to Fundación Universia's aid programme for self-employed persons with disabilities, she's now boosting her company's digital footprint through an initiative featured in Forbes' list of alternative top 100 fortunes in Spain.
Despite the daily efforts of people like Diana, the covid-19 pandemic has left many SMEs in dire straits. Launched in May 2020, the aid programme promotes sustainability and inclusivity in Spain with equal opportunity and diversity.
So far, Fundacion Universia and Banco Santander have offered robust and innovative solutions to 80 self-employed men and women in Spain, aspiring to uplift one of the groups hit hardest by the pandemic.

Annual report 2020	Contents
Community investment
We foster inclusive and sustainable growth through initiatives that support access to education, social entrepreneurship, employability and welfare in the communities we serve.

EUR 94 million in community investment	2,366 partnerships with NGOs and social welfare institutions	2.4 million people helped	22,630 volunteersA
A.Refer to Challenge 1 for more details about volunteers and volunteering hours.
Main lines of action

Support for children’s education We support various projects to provide equal opportunities and access to quality education, especially in Latin America.	Support for social wellfare We promote and collaborate with numerous programmes that aim to impove the lives of people at risk of exclusion, poverty and vulnerability.	Support for the arts and culture We encourage culture and knowledge through programmes and initiatives that promote art, literature, education and talent.

Target	Progress
We believe we can play a major role in improving lives in the communities where we operate, and aim to help four million people through our community programmes between 2019 and 2021.B	People helped through community investment (millions)
4mnC
	xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx2019	4 mn 2021
B. The bank devised a methodology tailored to its requirements and specific model to contribute to society. Reviewed by an external auditor, it identifies a series of principles, definitions and criteria to consistently track those who have benefitted from the community investment programmes we promote. The number of people helped though art and culture programmes is excluded.	C. Cumulative figure since 2019. In 2020, the scope was expanded by incorporating information from Santander Consumer Finance Benelux, Santander Consumer Finance Nordic and Santander Consumer Finance Portugal.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Key initiatives by country
We maintained most of our programmes during the health crisis, while also allocating resources to new projects and adapting some initiatives to the new landscape.
Commitment to child and youth education
Education is at the core of our social investment strategy. In addition to supporting university and financial education, we run programmes that mainly focus on promoting equal opportunities and access to quality education for children and the youth.

470 thousand children helped by education programmes

Fundación Belén Educa	Korky.tv	Amigo do Valor Special Edition	Design the Future

In Chile, we collaborate with Fundación Belén Educa on various initiatives that foster educational excellence for children and young people.	Korki.tv is an educational TV programme aimed at final-year high school students. It was created to help young people prepare for exams during the pandemic, using advanced teaching methods.	65 projects to support children and adolescents. Due to the pandemic, the programme coined a new version, Amigo de Valor covid, aimed at supporting five hospitals in Säo Paulo and Río de Janeiro.	We promote a digital guidance platform that cross-references young people's profiles with training and academic courses to help them choose the best options.
Social welfare support
We run initiatives to improve the quality of life of those facing hardship due to age, ill-health, disability, financial difficulty, etc.

1.8 million people helped by social welfare programmes

Santander Ayuda	Alzheimer Society and Age UK	Fundación AMA - Familias vulnerables	Communities impacted by covid

We launched a special edition to find 20 NGOs working with the most vulnerable groups during the crisis. Each NGO will receive EUR 5,000.	The Santander Foundation donated GBP 3m split equally between the Alzheimer’s Society and Age UK, enabling them to continue providing support for those in need during the pandemic.	This programme aimed to help more than 15,500 people who were affected by the pandemic, providing them with personal hygiene kits and food supplies throughout June.	Santander US is committed to supporting our communities impacted by the covid-19 pandemic, mobilizing USD 15 million in donations to support non-profit partners that provide essential services.
Promoting culture
Banco Santander recognizes art and culture as essential elements to support people's all-round development.

Fundación Banco Santander	Farol Santander	Santander Argentina Foundation

Works to build a more equitable, inclusive and sustainable society. With this premise, it develops projects that cover three main lines of action: culture, environment and research and social action.
It launched Santander BEST Africa, a development cooperation programme to support African enterprises that promote the employment of women and contribute to community progression.
More details at www.fundacionbancosantander.com

Cultural and entrepreneurial centres in Sao Paulo and Porto Alegre. It promotes contemporary art exhibitions, some of which are interactive, to raise awareness of community issues, as well as discussion forums and events related to start-ups and innovation.
More details at www.farolsantander.com.br

The foundation works on the promotion and development of art and culture, and to bring them closer to the community. In the so-called Arts District, the foundation runs a multidisciplinary programme with exhibitions and seminars.
More details at www.santander.com.ar/banco/online/fundacion-santander

Annual report 2020	Contents
Tax contribution
We pay our fair share of tax in the markets we operate in.
Grupo Santander pays its fair share of taxes in the jurisdictions where we operate. Our board-approved tax strategy (available online) sets out the principles that apply to the entire organization.

All the group’s entities must comply with its tax risk management and control system in accordance with the internal control model.

Since 2010, we've abided by the Code of Good Tax Practices in Spain and by the Code of Practice on Taxation for Banks in the United Kingdom. Furthermore, we've participated in cooperative compliance initiatives led by various tax authorities. Since 2015, we've voluntarily submitted the annual Tax Transparency Report to Spain's Tax Authority.

For more details on Grupo Santander's tax strategy, visit our Corporate Website.
Tax contribution
To contribute to the communities in our geographies, we pay all taxes borne directly by the group (taxes paid by the groupA) and collect others' taxes originating from our business operations (taxes from third partiesB).
In 2020, our tax contribution totalled EUR 14,496 million, including EUR 6,443 million in taxes directly paid by the group.
For every 100 euros in total income, EUR 33 are taxed, including:
•EUR 18 in taxes collected from third parties;
•EUR 15 in taxes paid directly by Santander.

A. Including net corporation tax payments, VAT and other non-recoverable indirect taxes, employer's social security contributions and other withholding taxes, as well as other charges and tariffs.
B. Including net payments for salary withholdings and employees' social security contributions, recoverable VAT, tax deducted at source on capital, non-resident taxes and others.
Core principles of Grupo Santander’s tax strategy
→ Satisfy our tax obligations based on a reasonable interpretation of tax laws, grounded on their spirit and intention.
→ Respect the rules on transfer pricing and pay taxes in each jurisdiction in accordance with our functions, assumed risks and profits.
→ Not give customers tax advice or planning strategies when marketing and selling financial products and services.
→ Communicate Santander's total tax contribution clearly, distinguishing between taxes borne by the group and by third parties for each jurisdiction.
→ Not create or acquire entities registered in offshore jurisdictions without board of directors' approval; and adequately monitor and gradually reduce the group's operations in such territories.C
→ Maintain a good working relationship with tax authorities based on the principles of transparency and mutual trust to avoid disputes and minimize litigation.

C. By the end of 2020, we had two subsidiaries and three branches in offshore jurisdictions, having liquidated a subsidiary in Jersey and closed a branch in the Cayman Islands. See detailed information on offshore entities in note 3 c) of the notes to the consolidated financial statements.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The taxes recorded in our annual income statement mainly stem from corporation tax accrued during the accounting period (EUR 5,632 million in 2020 or, deducting the extraordinary results, EUR 3,516 millionD). They also include non-recoverable VAT, employers' social security contributions and other charges. These taxes are recorded as they are generated, irrespective of when payment is made.
The taxes Grupo Santander pays directly (see the table below) are included in the cash flow statement. In addition to corporation tax, the total taxes the group pays include non-recoverable indirect taxes, contributions to social security services and taxes that are exclusively levied on banks and financial transactions (such as in Spain, the UK, Poland, Portugal, Brazil and Argentina, amongst others).
The taxes we accrue and the amounts we pay do not usually match because the laws in some countries dictate a different payment date than when income was generated or an operation was taxed.
We pay taxes in the jurisdictions where we earn a profit. Thus, the profits obtained, and the taxes accrued and paid, correspond to the countries where we operate.

D. See notes 27 and 51c of the consolidated annual accounts.

Tax disclosure by jurisdiction
EUR million
2020
Jurisdiction	Corporate income tax	Other taxes paid	Total taxes paid by the Group	Third-party taxes	Total contribution
Spain	342	1,210	1,552	1,483	3,035
UK	204	453	657	435	1,092
Portugal	175	184	359	251	610
Poland	267	207	474	149	623
Germany	161	54	215	117	332
Rest of Europe	333	250	583	55	638
Total Europe	1,482	2,358	3,840	2,490	6,330
Brazil	764	374	1,138	1,392	2,530
Mexico	189	239	428	795	1,223
Chile	365	64	429	231	660
Argentina	104	285	389	2,236	2,625
Uruguay	30	71	101	30	131
Rest of Latin America	22	5	27	8	35
Total Latin America	1,474	1,038	2,512	4,692	7,204
United States	(14)	99	85	866	951
Other	4	2	6	5	11
TOTAL	2,946	3,497	6,443	8,053	14,496

Annual report 2020	Contents
Key metricsA
A.Indicators' regional distribution was modified in 2020 to adapt to the Group's regional distribution. As a consequence, the break-down of data is now Europe/North America and South America, instead of Continental Europe, United Kingdom and Latin America and other regions
Employees

1. Employees by geographies and genderA
	N0 employees		% men		% women		% graduates
Geographies	2020	2019	2020	2019	2020	2019	2020	2019
Spain	29,504	29,078	52	52	48	48	69	70
Brazil	42,767	46,248	46	43	54	57	66	72
Chile	10,491	11,267	46	46	54	54	41	56
Poland	10,388	10,902	31	31	69	69	85	82
ArgentinaB	9,058	8,254	53	49	47	51	53	40
MexicoC	21,572	19,673	45	45	55	55	56	61
Portugal	6,015	6,255	54	54	46	46	57	55
UK	20,945	22,561	43	41	57	59	18	16
USA	15,677	17,005	42	43	58	57	11	15
SCF	13,359	12,406	47	47	53	53	31	34
Others	11,413	12,770	53	51	47	49	49	46
Total	191,189	196,419	46	45	54	55	51	53
A.    Data at year end. The employee data presented is broken down according to the criteria of legal entities, and is therefore not comparable to that found in the Auditors' report and annual consolidated accounts, which are presented by management criteria.
B. The number of Santander Argentina employees increased between 2019 and 2020 because it added new companies into its reporting perimeter.
C.The number of Santander México employees increased between 2019 and 2020 because it added new companies into its reporting perimeter and included outsourcing among its own staff.

2.1 Functional distribution by gender 2019A
	Senior managers					Other managers					Other employees
	Men		Women		Total	Men		Women		Total	Men		Women		Total
Europe	1,030	76.5%	316	23.5%	1,346	7,201	63.8%	4,078	36.2%	11,279	33,954	44.1%	43,095	55.9%	77,049
North America	246	82.0%	54	18.0%	300	983	69.1%	439	30.9%	1,422	15,467	42.9%	20,593	57.1%	36,060
South America	284	76.6%	87	23.5%	371	3,550	59.8%	2,389	40.2%	5,939	26,192	41.8%	36,461	58.2%	62,653
Group total	1,560	77.3%	457	22.7%	2,017	11,734	63.0%	6,906	37.1%	18,640	75,613	43.0%	100,149	57.0%	175,762

2.2 Functional distribution by gender 2020A
	Senior managersB					Other managers					Other employees
	Men		Women		Total	Men		Women		Total	Men		Women		Total
Europe	1,115	75.3%	365	24.7%	1,480	7,350	63.1%	4,290	36.9%	11,640	32,937	44.0%	41,998	56.1%	74,935
North America	228	82.0%	50	18.0%	278	956	67.9%	453	32.2%	1,409	15,816	43.1%	20,875	56.9%	36,691
South America	319	76.0%	101	24.1%	420	3,247	59.0%	2,257	41.0%	5,504	26,614	45.2%	32,218	54.8%	58,832
Group total	1,662	76.3%	516	23.7%	2,178	11,553	62.3%	7,000	37.7%	18,553	75,367	44.2%	95,091	55.8%	170,458
A.    Data at year end.
B. The higher number of women classified as Senior Managers is the result of the progress made on the public commitment of Responsible Banking on women in leadership roles, which aims for 30% of senior managers to be women by 2025.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

3.1. Workforce distribution by age bracket 2019A
Number and % of total
	aged <= 25		aged 26 - 35		aged 36 - 45		aged 46 - 50		age over 50
Europe	6,195	6.91%	18,696	20.85%	32,609	36.36%	13,492	15.05%	18,682	20.83%
North America	4,203	11.12%	15,714	41.59%	8,932	23.64%	3,290	8.71%	5,643	14.94%
South America	6,129	8.89%	32,324	46.87%	20,494	29.72%	4,756	6.90%	5,260	7.63%
Group total	16,527	8.41%	66,734	33.98%	62,035	31.58%	21,538	10.97%	29,585	15.06%

3.2. Workforce distribution by age bracket 2020A
Number and % of total
	aged <= 25		aged 26 - 35		aged 36 - 45		aged 46 - 50		age over 50
Europe	4,871	5.53%	17,996	20.44%	31,827	36.14%	13,484	15.31%	19,877	22.57%
North America	4,704	12.26%	15,597	40.64%	9,317	24.28%	3,279	8.54%	5,481	14.28%
South America	4,141	6.39%	29,498	45.55%	20,796	32.11%	5,072	7.83%	5,249	8.11%
Group total	13,716	7.17%	63,091	33,00%	61,940	32.40%	21,835	11.42%	30,607	16.01%
A.Data at year end.The under-25 age group declined between 2019 and 2020 because of few new hires and the higher average age.

4.1. Distribution by type of contract 2019A
	Permanent / Full time					Permanent / Part-time
	Men		Women		Total	Men		Women		Total
Europe	39,976	51.1%	38,329	49.0%	78,305	847	11.2%	6,747	88.9%	7,594
North America	16,479	44.6%	20,476	55.4%	36,955	158	22.4%	547	77.6%	705
South America	29,718	43.8%	38,140	56.2%	67,858	255	26.6%	704	73.4%	959
Group total	86,173	47.1%	96,945	52.9%	183,118	1,260	13.6%	7,998	86.4%	9,258

	Temporary / Full time					Temporary / Part-time
	Men		Women		Total	Men		Women		Total
Europe	1,166	37.6%	1,936	62.4%	3,102	196	29.1%	477	70.8%	673
North America	57	46.7%	65	53.3%	122	0	0.0%	0	0.0%	0
South America	54	37.5%	90	62.5%	144	1	50.0%	1	50.0%	2
Group total	1,277	37.9%	2,091	62.1%	3,368	197	29.2%	478	70.8%	675

4.2. Distribution by type of contract 2020A
	Permanent / Full time					Permanent / Part-time
	Men		Women		Total	Men		Women		Total
Europe	39,325	50.9%	37,957	49.1%	77,282	874	11.7%	6,576	88.3%	7,450
North America	16,681	44.9%	20,500	55.1%	37,181	135	24.9%	499	78.7%	634
South America	29,927	46.9%	33,861	53.1%	63,788	232	25.6%	676	74.4%	908
Group total	85,933	48.2%	92,318	51.8%	178,251	1,241	13.8%	7,751	86.2%	8,992

	Temporary / Full time					Temporary / Part-time
	Men		Women		Total	Men		Women		Total
Europe	992	37.4%	1,658	62.6%	2,650	211	31.4%	462	69.0%	673
United Kingdom	184	32.7%	379	67.3%	563	0	0%	0	0%	0
South America	21	35.0%	39	65.0%	60	0	0%	0	0%	0
Group total	1,197	36.6%	2,076	63.4%	3,273	211	31.4%	462	69.0%	673
A.    Data at year end. There were fewer temporary employment contracts in Latin America and elsewhere between 2019 and 2020 because of changes to hiring policies in Mexico requiring new contracts to be permanent, barring certain cases.

Annual report 2020	Contents

5. Annual rate of contracts by gender
	2020			2019
	Men	Women	Total	Men	Women	Total
Employees with permanent /full time contract	85,796	94,435	180,231	87,111	97,701	184,813
Employees with permanent/part-time contracts	1,155	7,717	8,872	1,251	8,075	9,326
Employees with temporary/full-time contracts	1,441	2,291	3,732	1,813	2,761	4,574
Employees with temporary/part-time contracts	211	470	681	225	526	752
Group Total	88,603	104,913	193,516	90,401	109,064	199,465

6.1. Annual rate of contracts by age bracket 2019
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Employees with permanent /full time contract	12,787	60,831	59,303	20,586	31,307	184,813
Employees with permanent/part-time contracts	1,200	2,635	2,534	902	2,056	9,326
Employees with temporary/full-time contracts	1,294	3,854	745	174	325	4,574
Employees with temporary/part-time contracts	247	269	151	32	53	752
Group Total	15,527	65,771	62,733	21,694	33,740	199,465

6.2. Annual rate of contracts by age bracket 2020
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Employees with permanent /full time contract	10,668	58,474	59,343	20,825	30,922	180,231
Employees with permanent/part-time contracts	1,099	2,360	2,426	887	2,100	8,872
Employees with temporary/full-time contracts	1,001	1,621	652	159	298	3,732
Employees with temporary/part-time contracts	209	252	143	26	51	681
Group Total	12,977	62,707	62,564	21,898	33,370	193,516

7. Annual rate of contract by category
	2020				2019
	Senior Managers	Other Managers	Other employees	Total	Senior Managers	Other Managers	Other Employees	Total
Employees with permanent /full time contract	2,150	18,911	159,169	180,231	2,022	18,418	164,373	184,813
Employees with permanent/part-time contracts	7	154	8,711	8,872	4	227	9,095	9,326
Employees with temporary/full-time contracts	13	83	3,636	3,732	12	88	4,474	4,574
Employees with temporary/part-time contracts	0	16	665	681	0	165	587	752
Total Grupo	2,170	19,164	172,182	193,516	2,038	18,898	178,528	199,465

8. Employees who work in their home countryA,B
%
	Managers		Other employees		Total
	2020	2019	2020	2019	2020	2019
Europe	88.45	88.24	95.38	96.13	95.27	96.02
North America	91.01	89.86	99.75	98.92	99.69	98.85
South America	91.19	90.96	98.25	98.03	98.21	98.00
Group total	89.30	89.09	97.24	97.34	97.15	97.26
A.    Data at year end.
B. Data from US is not included as it is confidential information.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

9.1 Differently-abled employees ratio by regionA,B
%	2020	2019
Europe	1.64	1.63
North America	0.21	0.20
South America	3.27	3.19
Group total	1.90	1.84

9.2. Differently-abled employeesA,B
Number of employees	2020	2019
Spain	386	361
Rest of the Group	3,191	3,223
Total Group	3,577	3,584
A. Data at year end.
B. Data from Mexico not included as it is confidential information.

10. Coverage of the workforce by collective agreementA
	2020		2019
Countries	%	N0 Employees	%	N0 Employees
Spain	99.80	29,444	96.20	27,961
Brazil	99.19	42,422	98.80	45,674
Chile	100.00	10,491	100.00	11,267
Poland	0.00	0	0.00	0
ArgentinaB	72.64	6,580	99.20	8,188
MexicoC	30.34	6,544	22.50	4,429
Portugal	99.14	5,963	99.10	6,197
UK	100.00	20,945	94.40	21,294
US	0.00	0	0.00	0
SCF	98,63	13,176	94.00	11,663
Other business units	60.01	6,849	66.20	8,459
Total Group	74.49	142,414	73.70	144,800
A. Data at year end.
B.The decrease in the variation between 2019 and 2020 in the number of employees covered by collective bargaining agreements in Santander Argentina is due to the inclusion of new companies in the perimeter that do not have collective bargaining agreements.
C.The increase in the variation between 2019 and 2020 in the number of employees covered by collective bargaining agreements in Santander Mexico is due to the incorporation of new companies in the reporting perimeter, as well as the integration of outsourced personnel as part of the bank’s own staff.

11.1. Distribution of new hires by age bracket 2019
% of total
	aged <= 25	aged 26-35	aged 36-45	aged over 45	aged > 50
Europe	41.43	35.42	14.30	4.40	4.46
North America	30.78	36.64	15.42	5.12	12.04
South America	22.95	54.73	18.71	2.19	1.42
Group total	31.84	42.62	16.18	3.82	5.53

11.2. Distribution of new hires by age bracket 2020A
% of total
	aged <= 25	aged 26-35	aged 36-45	aged over 45	aged > 50
Europe	25.93	39.57	23.55	6.13	4.82
North America	36.49	39.29	14.75	4.50	4.97
South America	19.67	50.67	22.18	3.97	3.51
Group total	28.84	42.05	19.58	4.95	4.58
A.New hires declined between 2019 and 2020 as a result of the covid-19 pandemic.

Annual report 2020	Contents

11.3. Distribution of new hires by gender
	2020			2019
	Men	Women	Total	Men	Women	Total
Europe	7.79%	6.24%	6.97%	10.56%	9.50%	9.98%
North America	18.14%	19.55%	18.92%	18.62%	18.69%	18.66%
South America	9.03%	3.98%	6.34%	15.76%	10.48%	12.78%
Group total	10.20%	8.25%	9.15%	13.67%	11.78%	12.63%

12. Distribution of dismissals A
by gender	2020						2019
	Men	%B	Women	%B	Total	%B	Men	%B	Women	%B	Total	%B
Senior managers	30	1.81%	4	0.78%	34	1.56%	45	2.88%	12	2.63%	57	2.82%
Other managers	470	4.07%	225	3.21%	695	3.75%	752	6.4%	342	4.95%	1,094	5.86%
Other employees	4,267	5.66%	5,466	5.75%	9,733	5.71%	6,945	9.19%	8,245	8.23%	15,190	8.64%
Total Group	4,767	5.38%	5,695	5.55%	10,462	5.47%	7,742	8.71%	8,599	8%	16,341	8.32%

by age	2020			2019
	Men	Women	Total	Men	Women	Total
aged <=25	342	363	705	451	535	986
aged 26-35	1,502	1,878	3,380	1,963	2,603	4,566
aged 36-45	1,286	1,932	3,218	1,878	2,710	4,588
aged 46-50	499	553	1,052	696	866	1,562
aged >50	1,137	970	2,107	2,754	1,885	4,639
Total Group	4,766	5,696	10.462C	7,742	8,599	16,341
A.    Dismissal: unilateral termination decided by the company of an employment contract not subject to term expiration. The concept includes encouraged redundancies within the context of restructuring processes.
B. Percentage expressing the number of dismissals over the total number of employees in each group.
C. Dismissals declined between 2019 and 2020 because of Banco Santander’s commitment to maintaining employment during the coronavirus outbreak, barring certain cases with due justification.

13. External turnover rate by genderA
% of total	2020			2019
	Men	Women	Total	Men	Women	Total
Europe	8.71	9.46	9.11	16.61	16.23	16.40
North America	19.92	16.88	18.22	23.27	21.76	22.43
South America	14.54	14.11	14.31	18.16	15.38	16.62
Group total	12.77	12.51	12.63B	18.38	16.99	17.61
A. Excludes temporary leaves of absence and transfers to other Group companies.
B. The rate of rotation was smaller between 2019 and 2020 because the covid-19 pandemic caused voluntary and involuntary rotation to decline in Banco Santander.

14.1 External turnover rate by age bracketA 2019
% of total
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Europe	39.37	18.55	10.43	7.77	22.84	16.40
North America	38.64	24.60	15.73	18.43	18.01	22.43
South America	16.30	15.09	14.91	17.02	31.43	16.62
Group total	30.39	18.31	12.75	11.56	23.52	17.61
A.    Excludes temporary leaves of absence and transfers to other Group companies.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

14.2. External turnover rate by age bracketA 2020
% of total
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Europe	26.36	10.58	6.17	5.48	10.58	9.11
North America	32.53	17.52	14.91	13.45	16.38	18.22
South America	15.50	14.15	12.96	12.91	20.88	14.31
Group total	25.20	13.83	9.76	8.40	13.38	12.63
A. Excludes temporary leaves of absence and transfers to other Group companies.

15. By function, gender and regionA
	Senior managers B			Other managers C
	Men	Women	GPG ratio (Median) D	Men	Women	GPG Ratio (Median) D
Europe	432,989	323,492	19.00%	118,418	89,361	16.2%
North America	580,190	460,619	9.70%	184,548	149,855	15.6%
South America	404,829	221,953	29.00%	70,366	52,097	26.5%
Group total	446,707	318,957	24.60%	117,441	90,286	17.2%

Total remuneration (average)A	415,975	107,477
Group Total 2019	408,598	101,520
Variation 2020 vs 2019	1.8%	5.9%

	Other employees C			Men	Women	GPG Ratio (Median) D
	Men	Women	Ratio GPG (Median) D				Total employees
Europe	50,980	38,524	20.7%	69,701	44,070	23.6%	56,050
North America	45,344	33,125	17.6%	63,805	38,437	21.6%	49,626
South America	24,032	19,153	15.2%	31,064	20,628	18.9%	25,269
Group total	40,145	30,295	26.3%	55,151	34,476	31.7%	43,867

Total remuneration (average)A	34,602	55,151	34,476	31.7%	43,867
Group Total 2019	34,372	54,123	34,273	30.8%	43,262
Variation 2020 vs 2019	0.7%	1.9%	0.6%		1.4%

By Age Brackets
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Total remuneration (average)A	16,140	26,943	47,253	64,868	69,482	43,867
Group Total 2019	17,597	27,563	47,221	62,574	66,216	43,262
Variation 2020 vs 2019	(8.30)	(2.20)	0.10	3.70	4.90	1.40
A. Data at 2020 year-end. Employees' average total remuneration includes their annual base salary, pensions and variable remuneration paid in the year.
B. Includes group sr. executive vp, executive vp and vice-president.
C. The variation includes the effect of internal reclassification between employee categories in different geographies.
D. GPG Ratio (median) includes annual base salary and variable remuneration paid in the year.

16. Average remuneration Senior officers
Thousands euros	2020			2019
	Men	Women	Total	Men	Women	Total
Executive officers	6,247	7,239	6,743	6,571	9,952	7,698
Non-executive officers	239	207	227	354	251	292
Senior officers	3,610	2,288	3,362	3,693	3,902	3,740

Annual report 2020	Contents

16.1 Ratio between the Bank’s minimum annual salary and the legal minimum annual salary by country and gender 2019
	% Legal Minimum Wage
	Men	Women	% legal minimum wage
Germany	225.00%	193.00%	209.00%
Argentina	338.00%	338.00%	338.00%
Brazil	182.00%	182.00%	182.00%
Chile	175.00%	136.00%	155.43%
US	207.00%	207.00%	206.00%
Spain	176.00%	176.00%	176.00%
Mexico	128.00%	128.00%	128.00%
Poland	100.00%	100.00%	100.00%
Portugal	200.00%	200.00%	200.00%
UK	130.00%	130.00%	130.00%

16.2 Ratio between the Bank’s minimum annual salary and the legal minimum annual salary by country and gender 2020
	% Legal Minimum Wage
	Men	Women	% legal minimum wage
Germany	100.32%	100.32%	100.32%
Argentina	380.69%	380.69%	380.69%
Brazil	178.62%	178.62%	178.62%
Chile	179.14%	144.15%	161.64%
US	236.45%	236.45%	236.45%
Spain	175.29%	175.29%	175.29%
Mexico	160.09%	160.09%	160.09%
Poland	101.54%	100.00%	100.77%
Portugal	188.98%	188.98%	188.98%
UK	176.26%	176.26%	176.26%

17. TrainingA
	2020	2019
Total hours of training	5,913,435.04	8,002,784
% employees trained	100.00	100.0
Total attendees	5,939,158	6,024,981
Hours of training per employee	30.93	40.70
Total investment in training	61,304,729	102,586,146
Investment per employee	320.65	522.28
Cost per hour	10.37	12.82
% female participants	53.66	54.2
% of e-learning training attendees	91.97	84.6
% of e-learning hours	48.06	48.1
Employee satisfaction (up to 10)	8.18	9.3
A.There were fewer hours of training in 2020 than in 2019 because the covid-19 pandemic forced in-person courses (which accounted for most training hours until 2019) to be cancelled.

18. Hours of training by category
	2020		2019
	Hours	Average	Hours	Average
Senior officers	65,274	29.97	77,861	38.6
Managers	940,619	50.7	678,335	36.39
Other employees	4,907,542	28.79	7,246,558	41.23
Group total	5,913,435	30.93	8,002,784	40.74

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

19. Hours of training by gender
	2020	2019
	Average	Average
Men	31.76	41.49
Women	30.21	40.13
Group total	30.93	40.74

20. Absenteeism by gender and regionA,B ,C,D
	2020			2019
	Men	Women	Total	Men	Women	Total
Europe	2.60	5.00	3.89	2.55	5.44	4.14
North America	0.81	1.56	1.23	0.71	1.88	1.36
South America	2.07	3.99	3.12	1.62	3.26	2.53
Group total	2.08	3.97	3.11	1.90	4.00	3.06
A.Days missed due to occupational accidents. non-work related illness and non-work related accident for every 100 days worked.
B. Santander UK oes not count hours not worked due to covid-19 as absences so they will not affect the remuneration objectives set prior to the health crisis.
C. The sick leave employees took because of covid-19 led to a higher rate of absences in 2020 than in 2019.
D. Banco Santander Brazil only considers the accidents that after an internal specialist investigation were recognized as work-related and had a Communication of work-related accident ("CAT") registered in the Brazilian Social Security in 2020. Likewise, this indicator only considers the cases that had 15 or more days of absence due to non-work-related accidents or common illness.

21. Accident rateA,B
%	2020			2019
	Men	Women	Total	Men	Women	Total
Europa	0.04	0.12	0.08	0.08	0.20	0.14
Norteamérica	0.01	0.02	0.01	0.01	0.02	0.02
Sudamérica	0.02	0.05	0.04	0.27	0.48	0.39
Group total	0.03	0.07	0.05	0.14	0.27	0.21
A.    Hours missed due to occupational accident involving leave between the number of total hours worked. The hours worked are theoretical hours. This includes accidents in Itinere.
B. Banco Santander Brazil only considers the accidents that after an internal specialist investigation were recognized as work-related and had a Communication of work-related accident ("CAT") registered in the Brazilian Social Security in 2020Banco Santander Brazil only considers the accidents that after an internal specialist investigation were recognized as work-related and had a Communication of work-related accident ("CAT") registered in the Brazilian Social Security in 2020

22. Occupational health and safetyA,B,C
	2020			2019
	Men	Women	Total	Men	Women	Total
Frequency rateD	1	2	2	1.61	2.41	1.77
Severity rateE	0.03	0.1	0.07	0.14	0.27	0.21
No. of fatal occupational accidents	1	0	1	0	1	1
Work related illnessF	0	0	0	0	0	0
A.The 2019 figure is an estimation. The number of accidents and working hours will be reported in the next accounting period.
B.Recordable work-related injuries are reported without distinguishing cases with major consequences.
C. Banco Santander Brazil only considers the accidents that after an internal specialist investigation were recognized as work-related and had a Communication of work-related accident ("CAT") registered in the Brazilian Social Security in 2020.
D. Days not worked due to accidents at work with and without leave for every 1,000 hours worked. The hours worked are theoretical hours. In itinere accidents are included.
E. Days not worked due to work accident with leave for every 1,000 hours worked. The hours worked are theoretical hours. In itinere accidents are included.
F. No member of the group's staff is exposed to occupational diseases, given that the activity carried out by Santander professionals and the sector in which they operate is not recognized in Royal Decree 1299/2006.

Annual report 2020	Contents
Customers

23. Group customersA
	2020	2019	var.
Europa	65,080,571	66,278,825	(2)%
España	13,970,512	13,711,173	2%
Portugal	3,047,020	3,062,608	(1)%
Reino UnidoB	25,156,638	25,078,945	—%
Polonia	5,213,476	5,047,909	3%
SCFC,D	17,598,056	19,286,148	(9)%
Resto Europa	94,869	92,042	3%
Norte América	24,034,601	23,395,482	3%
México	18,898,106	18,134,468	4%
Estados Unidos	5,136,495	5,261,014	(2)%
Sudamérica	56,929,320	53,933,059	6%
Brasil	48,347,665	46,089,431	5%
Chile	3,605,104	3,415,807	6%
Argentina	3,913,086	3,548,366	10%
Resto Sudamérica	1,063,465	879,455	21%
SGPE	2,211,543	1,187,935	86%
Total	148,256,035	144,795,301	2%
A. Figures corresponding to total customers, understood as the first holder of at least one product or service with a current contract. Of the European countries listed, except for the United Kingdom, the customers of Santander Consumer Finance are included under "Rest of Europe".
B. Includes SCF.
C. SCF includes all European countries, except UK.
D.The decrease in SCF customers is mainly due to three countries:
-SC Spain reported that the decline in customers is due to the COVID-19 effect and the termination of Orange's direct product.
-SC Poland: the decrease is mainly due to a change in methodology (terminated contracts not taken into account in 2020 onwards) and decrease in PLN portfolio causing a decrease in the number of active contracts.
-SC Germany: the decrease is due to a reduction in auto and durables.
E. The annual variation in SGP is due to the incorporation of Superdigital, which was previously in Brazil.

24. Dialogue by channel
	2020	2019	Var .2020/2019%.
Branches
Number of branches	11,236	11,952	(6.0)%
ATMs
Nº ATMs	40,451	39,593	2.2%
Digital bankingA
UsersB	42.36	36.8	15.1%
Visits	9,860	7,907	24.7%
Monetary transactionsC	2,803	2,251	24.5%
A.    Santander Consumer Finance not included.
B.    Counts once for users of both Internet and mobile banking.
C.    Millions.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

25. Total complaints received
	2020	2019	2018
SpainA	150,298	91,046	85,519
PortugalB	4,036	4,655	4,298
United KindomC	22,625	30,298	33,797
Poland	6,057	6,193	4,480
Brazil	146,067	133,841	111,829
Mexico	80,031	75,459	60,740
ChileD	8,328	6,474	6,171
ArgentinaE	3,512	4,106	5,464
US	4,292	4,097	4,160
SCF	39,064	30,535	29,067
Compliance metrics according to group-wide criteria, which may not match local criteria such as that of the UK's Financial Conduct Authority (FCA) or in Brazil.
A.    In December 2020, the number of claims increased significantly, affecting the total number of claims received throughout the year. This was due to a public notice that made reference to the publication by the Ministry of consumption that the deadline to claim the mortgage expenses ended on 21 January 2021.
B. The fall was due to improvements to systems, customer reporting and controls that enable the close monitoring of customer issues.
C. The decline was the result of initiatives to improve complaints handling (resolution at touch points, enhanced root cause analysis, etc.) as well as fewer transactions due to the pandemic. Personal protection insurance (SPP) claims are not included.
D. In Chile, the rise in complaints was due to the effects of covid-19, particularly in loan restructuring and customers’ understanding of certain campaigns and relief measures.
E. In Argentina, the drop owed mainly to root-cause action plans, including improvements to self-service complaints handling and resolution, and preventive system maintenance.
F. The increase stemmed from finance industry issues in Italy and Poland relating to the refund of interest on early loan repayments.

Annual report 2020	Contents
Environment and climate change

26. Environmental footprint 2019-2020A
	2020	2019	Var. 2019-2020 (%)
Consumption
Water (m3)B	2,064,113	2,938,024	-29.7
Water (m3/employee)	11.07	15.20	-27.1
Normal electricity (millions of kwh)	395	548	-27.9
Green electricity (millions of kwh)	526	517	1.8
Total electricity (millions of kwh)	920	1,064	-13.5
Total internal energy consumption (GJ)C	3,758,225	4,322,838	-13.1
Total internal energy consumption (GJ/employee)	20.16	22.37	-9.9
Total paper (t)	8,902	16,497	-46.0
Recycled or certified paper (t)	7,348	13,784	-46.7
Total paper (t/employee)	0.05	0.09	-44.1
Waste			—
Paper and cardboard waste (kg)[4]	5,926,139	9,705,579	-2.1
Paper and cardboard waste (kg/employee)	31.79	50.22	-1.7
Greenhouse gas emissions			—
Direct emissions (CO2 teq)E,F	24,818	27,673	-10.3
Indirect electricity emissions (CO2 teq)-MARKET BASEDG	128,633	183,745	-30.0
Indirect electricity emissions (CO2 teq)-LOCATION BASED	282,216	322,414	-12.5
Indirect emissions from displacement of employees (CO2 teq)H, I	40,708	120,969	-66.3
Total emissions (CO2 teq)- MARKET BASED	194,159	332,387	-41.6
Total emissions (CO2 teq/employee)	1.04	1.72	-39.4
Average number of employees	186,429	193,261	-3.5
A. The scope of information includes the main countries of operation: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, United Kingdom and United States (excluding Puerto Rico and Miami). The decreases in consumption, waste generation and emissions data have been mainly caused by the pandemic covid-19 situation.
B. Information is provided exclusively on water withdrawal from the public network.
C. It is also reported that the external energy consumption resulting from employee travel and business trips has been: 579,155 GJ in 2020 and 1,721,139 GJ in 2019.
D. The data for 2019 and 2020 do not include waste from the commercial network in Brazil. Also, the data for 2019 do not include waste for Argentina.
E. These emissions include those derived from the direct consumption of energy (natural gas and diesel, and additionally, in the particular case of Mexico, gasoline and diesel for automobiles and LPG) and correspond to scope 1, defined by the GHG Protocol standard. To calculate these emissions, the emission factors DEFRA 2020 for 2020 and DEFRA 2019 for 2019 were applied
F. These emissions include those derived from electricity consumption and correspond to the scope 2 defined by the GHG Protocol standard. In both 2020 and 2019 the IEA (International Energy Agency) emission factors for 2017 have been used.
- Indirect Electricity Emissions - Market-based: zero emissions have been considered for green electricity consumed in Germany, Spain, Portugal and UK; also, it has been considered that in Argentina, Brazil, Chile, Poland and USA, part of electricity consumption is green energy. This altogether has meant a reduction of 153,582 tons of CO2 equivalent in 2020 and 138,660 in 2019. For the rest of the electrical energy consumed, the emission factor of the IEA corresponding to each country has been applied.
- Indirect emissions of electricity - Location-based: the emission factor of the IEA corresponding to each country has been applied to the total electricity consumed, regardless of its source (renewable or non-renewable).
G. The reduction in indirect electricity emissions has been mainly due to the increase in the purchase of green energy in 2020 in the countries that make up the G10
H. These emissions include emissions from employees travelling from central services in each country to their workplaces by individual car, collective vehicle and rail, and from employees' business travel by air and car. The distribution of employees by type of travel has been made on the basis of surveys or other estimates. The conversion factors DEFRA 2020 for 2020 and DEFRA 2019 for 2019 were used to calculate emissions from employee travel. - The number of employees travelling to work in their own vehicles was estimated taking into account only the number of parking spaces in the central services buildings in each country and the diesel/petrol consumption mix of the vehicle fleet in each country. Data on employee travel by individual vehicle from Argentina, Poland and the United Kingdom are not reported, as the information is not available. - Employees' journeys in collective vehicles were calculated on the basis of the average distance travelled by the vehicles rented by Grupo Santander for collective transport of its employees in the following countries: Germany, Brazil, the US, Spain, Mexico, Poland, Consumer and Portugal, and within the central services of Spain (CGS) and Luca de Tena - Data on business trips by car from USA Consumer are not reported, as the information is not available. - Emissions derived from the use of courier services are not included, nor are those derived from the transport of funds, nor those from any other purchase of products or services, nor those indirect ones caused by the financial services provided.
I.Indirect emissions from displacement of employees have suffered a significant decrease. The main factors for this decrease are the reduction in mobility because of the covid-19 pandemic, as well as the development of teleworking among employees at the most critical moments of the pandemic.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Further information
This Responsible banking chapter constitutes the traditional sustainability report that the Group prepares and is one of the main tools used by the Group to report on sustainability issues.
International standards and response to legislation in preparing this Responsible banking chapter
Santander has relied on internationally recognized standards such as the Global Reporting Initiative (GRI) in the preparation of its successive Sustainability Reports. This chapter has been prepared in accordance with the GRI Standards (Comprehensive option) and the Financial Services sector disclosures of the GRI G4 guidelines. Furthermore, we also applied the 2018-10 industry standards of the Sustainabilty Accounting Standards Board (SASB) for the first time.
Additionally, in this chapter detailed information is provided to respond to the Law 11/2018, which transposes to the Spanish legal order the Directive 2014/95/EU of the European Parliament and of the Council of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information.
Scope
This chapter is the eighteenth annual document that Santander Group has published, giving account of its sustainability commitments, and refers to the period from 1 January to 31 December 2020. This report has been verified by PricewaterhouseCoopers Auditores, S.L., and independent firm which also audited the Group´s annual financial statements for the year.
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
When the limitations and scope of the information, and the changes in criteria applied with respect to the to the 2019 sustainability report are significant, these are reflected in the corresponding section of the report and the GRI Content Index.

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
In addition, as part of our commitment to transparency, we have committed to begin reporting under the International Business Council of the World Economic Forum's (IBC-WEF) Stakeholder Capitalism metrics for the 2021 annual report.

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

Annual report 2020	Contents
Non-financial information
Law content index
Equivalent table of legal disclosure requirements under Spanish law 11/2018

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available	Correspondence with GRI indicators

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
		Governance and priorities. Environmental and social risk analysis	GRI 103-2 GRI 103-3
The results of these policies, including key indicators of relevant non-financial results that allow the monitoring and evaluation of progress and that favour the comparability between companies and sectors, in accordance with national, European or international frameworks of reference used for each matter.
		Challenge 2: Inclusive and sustainable growth.	GRI 103-2 GRI 103-3
A talented and motivated team.
Governance and priorities. Responsible business practices.
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
		Supporting the green transition, Acting responsibly towards customers, Environmental and social risk analysis. Risk management and compliance chapter.	GRI 102-15 GRI 102-30

Detailed information on the current and foreseeable effects of the activities of the company in the environment and, where appropriate, health and safety, environmental evaluation or certification procedures; the resources dedicated to the prevention of environmental risks; the application of the principle of caution, the amount of provisions and guarantees for environmental risks.
		Supporting the green transition	GRI 102-29 GRI 102-31 GRI 201-2 GRI 103-2 (GRI of environmental dimension)
		Environmental footprint.	GRI 102-11 GRI 102-29
		Environmental and social risks analysis	GRI 102-11
At the end of the 2020 financial year, no significant account is presented in the Consolidated Annual Accounts of the Group that should be included in this chapter regarding environmental provisions or guarantees.

GRI 102-11

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available	Correspondence with GRI indicators
1. Environmental Information	Contamination:
	Measures to prevent, reduce or repair CO2 emissions that seriously affect the environment, taking into account any form of air pollution, including noise and light pollution.	Environmental footprint.	GRI 103-2 (GRI 302 y 305)
Circular economy and waste prevention and management:
	Waste prevention measures, waste recycling measures, waste reuse measures; other forms of waste recovery and reuse; actions against food waste.	Environmental footprint.	GRI 103-2 (GRI 306) GRI 301-2 GRI 306-1
Sustainable use of resources:
	Use and supply of water according to local limitations	Environmental footprint. Key metrics	GRI 303-5
	Consumption of raw materials and measures taken to improve the efficiency of its use.	Environmental footprint. Key metrics	GRI 103-2 (GRI 301) GRI 301-1 GRI 301-2
	Energy: direct and indirect consumption, measures taken to improve energy efficiency, use of renewable energies	Environmental footprint. Key metrics	GRI 103-2 (GRI 302) GRI 302-1 GRI 302-3
Climate change:
	Important elements of greenhouse gas emissions generated as a business activity (including goods and services produced)	Environmental footprint. Key metrics	GRI 103-2 (GRI 305) GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4
	Measures taken to adapt to the consequences of climate change	Supporting the green transition., Environmental footprint.	GRI 103-2 (GRI 305) GRI 201-2
	Reduction targets voluntarily established in the medium and long term to reduce greenhouse gas emissions and means implemented for this purpose.	Environmental footprint.	GRI 103-2 (GRI 305)
Protection of biodiversity:
	Measures taken to preserve or restore biodiversity	The impacts caused by the direct activities of Banco Santander on biodiversity are not material due to the financial activity carried out by the entity.	-
Impacts caused by the activities or operations of protected areas

Annual report 2020	Contents

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available	Correspondence with GRI indicators
2. Social	Employment:
	Total number and distribution of employees by gender, age, country and professional classification	Key Metrics.	GRI 103-2 (GRI 401) GRI 102-8 GRI 405-1
	Total number and distribution of contracts modes and annual average of undefined contracts, temporary contracts, and part-time contracts by: sex, age and professional classification.	Key Metrics.	GRI 102-8 GRI 405-1
	Number of dismissals by: gender, age and professional classification.	Key Metrics.	GRI 401-1
	Average remuneration and its progression broken down by gender, age and professional classification	Key Metrics.	GRI 405-2
	Salary gap and remuneration of equal or average jobs in society	A talented and motivated team, Diversity and Inclusion section.	GRI 103-2 (GRI 405) GRI 405-2
	Average remuneration of directors and executives (including variable remuneration, allowances, compensation, payment to long-term savings forecast systems and any other payment broken down by gender)	Key Metrics.	GRI 102-35 GRI 102-36 GRI 103-2 (GRI 405)
	Implementation of work disconnection policies	A talented and motivated team, 3. The way we work section.	GRI 103-2 (GRI 401)
	Employees with disabilities	Key metrics. A talented and motivated team, section 5: Our wellbeing.	GRI 405-1
Organisation of work:
	Organisation of work time	A talented and motivated team, 3. The way we work section.	GRI 103-2 (GRI 401)
	Number of absent hours	Key Metrics. A talented and motivated team, section 5: Our wellbeing.	GRI 403-9
	Measures designed to facilitate work-life balance and encourage a jointly responsible use of said measures by parents	A talented and motivated team, 3. The way we work section.	GRI 103-2 (GRI 401)
Health and safety:
	Conditions of health and safety in the workplace	A talented and motivated team, section 5: Our wellbeing.	GRI 102-41
	Occupational accidents, in particular their frequency and severity, as well as occupational illnesses. Broken down by gender.	Key Metrics. A talented and motivated team, section 5: Our wellbeing.	GRI 403-9 GRI 403-10
Social relations:
	Organisation of social dialogue (including procedures to inform and consult staff and negotiate with them)	What our stakeholders tell us. A talented and motivated team, Social dialogue and restructuring section. Acting responsibly towards customers	GRI 103-2 (GRI 402)
	Percentage of employees covered by collective bargaining agreements by country	Key Metrics.	GRI 102-41
	Balance of the collective bargaining agreements (particularly in the field of health and safety in the workplace)	A talented and motivated team, section 5: Our wellbeing.	GRI 403-6 GRI 403-9
Training:
	The policies implemented in the field of training	A talented and motivated team, Talent management section.	GRI 103-2 (GRI 404) GRI 404-2
	Total number of hours of training by professional categories.	Key Metrics.	GRI 404-1
Accessibility:
	Universal accessibility of people	A talented and motivated team, People with disabilities section. Acting responsibly towards customers. Higher education.	GRI 103-2 (GRI 405)
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
		A talented and motivated team, Diversity and Inclusion section.	GRI 103-2 (GRI 405 and 406)
Higher education.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available	Correspondence with GRI indicators
3. Human Rights	Application of due diligence procedures in the field of Human Rights	Governance and priorities. Environmental and social risk analysis. Responsible Procurement.	GRI 102-16 GRI 102-17 GRI 103-2 (GRI 412)
	Prevention of the risks of Human Rights violations and, where appropriate, measures to mitigate, manage and repair any possible abuses committed	Governance and priorities. Environmental and social risk analysis. Responsible Procurement.	GRI 410-1 GRI 412-1 GRI 412-3
	Complaints about cases of human rights violations	A talented and motivated team, , 1. Speaking up, active listening and taking action.	GRI 406-1
	Promotion and compliance with the provisions of the fundamental conventions of the International Labour Organisation regarding respect for freedom of association and the right to collective bargaining.	A talented and motivated team, Social dialogue and restructuring section	GRI 103-2 (GRI 406)
4. Fight against corruption	Measures taken to prevent corruption and bribery	Governance and priorities. Risk management and compliance chapter, section 7.2 Compliance and conduct risk management	GRI 102-16 GRI 102-17
	Measures to combat money laundering	Governance and priorities. Risk management and compliance chapter, section 7.2 Compliance and conduct risk management	GRI 103-2 (GRI 205) GRI 205-1 GRI 205-2 GRI 205-3
	Contributions to non-profit foundations and entities	Community investment.	GRI 413-1

Annual report 2020	Contents

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available	Correspondence with GRI indicators
5.Information on the company	Commitments of the company to sustainable development:
	The impact of the company’s activity on employment and local development	Higher education. Community investment. Financial inclusion and empowerment.	GRI 103-2 (GRI 203) GRI 203-1 GRI 203-2 GRI 413-1
	The impact of the company’s activity on local towns and villages and in the country.	Higher education. Community investment. Financial inclusion and empowerment.	GRI 103-2 (GRI 203) GRI 203-1 GRI 203-2 GRI 413-1
	Relations maintained with the representatives of local communities and the modalities of dialogue with them.	What our stakeholders tell us.	GRI 102-43 GRI 413-1
	Association or sponsorship actions	Higher education. Community investment.	GRI 102-12 GRI 102-13
Outsourcing and suppliers:
	Inclusion of social, gender equality and environmental issues in the procurement policy	Responsible procurement.	GRI 103-2 (GRI 204, 308 and 414)
	Consideration in relations with suppliers and subcontractors of their responsibility	Responsible procurement.	GRI 102-9 GRI 103-2 (GRI 204, 308 and 414) GRI 204-1 GRI 308-1 GRI 414-1
	Supervision and audit systems and resolution thereof	Responsible procurement.	GRI 103-2 (GRI 204)
Consumers:
	Measures for the health and safety of consumers	Acting responsibly towards customers. Risk management and compliance chapter, section 7.2 Compliance and conduct risk management	GRI 103-2 (GRI 416, 417 and 418) GRI 416-1 GRI 417-1 G4-FS15
	Systems for complaints received and resolution thereof	Acting responsibly towards customers. Key metrics. Risk management and complince chapter, section 7.2 Compliance and conduct risk management. GRI content index.	GRI 102-17 GRI 103-2 (GRI 416, 417 and 418) GRI 416-2 GRI 417-2 GRI 418-1
Tax information:
	The profits obtained country by country	Auditor's report and annual consolidate accounts.	GRI 103-2 (GRI 201)
	Taxes earned on benefits paid	Tax contribution.
	Public grants received	GRI content index.	GRI 201-4
Any other relevant information:
*NB: The data to report this indicator could be quantitative or qualitative
In addition to the contents mentioned in the previous table, the consolidated non-financial information statement of Banco Santander includes the following contents: 102-5, 102-9, 102-10, 102-12, 102-13, 102-18, 102-19, 102-20, 102-21, 102-22, 102-23, 102-24, 102-25, 102-26, 102-27, 102-28, 102-32, 102-33, 102-34, 102-37, 102-40, 102-42, 102-43, 102-44, 102-45, 102-46, 102-47, 102-48, 102-49, 102-50, 102-51, 102-52, 102-53, 102-54, 102-55, 102-56, 201-1, 201-3, 202-1, 202-2, 203-1, 203-2, 206-1, 207-1, 207-2, 207-3, 207-4, 302-1, 302-3, 303-1, 307-1, 308-2, 401-2, 402-1, 403-1, 403-2, 403-3, 403-4, 403-5, 403-8, 404-3, 405-2, 411-1, 414-2, 415-1, 417-3, 419-1.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
UNEP FI Principles for Responsible Banking reporting index

Reporting and Self-Assessment Requirements	High-level summary of bank’s response	Reference(s)/ Link(s) to bank’s full response/ relevant information

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
To this end, we integrate environmental, social and corporate governance (ESG) criteria into our business model.
Our business model is based on three pillars:
◦Our scale provides potential for organic growth.
◦Unique personal banking relationships strengthen customer loyalty.
◦Our geographic and business diversification and our subsidiaries’ model, which make us more resilient under adverse circumstances.
Building on our technology to further strengthen our customers’ loyalty and access new fee-based revenue pools.
Our value proposition includes a broad variety of solutions. Products and services are tailored to meet the needs of our customers, taking advantage of global best practices, but adapted to local singularities.
We strive to exceed our stakeholders´ expectations and carry out our activity in a responsible way.

Our activity allow us to contribute to several of the UN Sustainable Development Goals and support the Paris Agreement to fight climate change.
In order to contribute effectively to their achievement, we have carried out an analysis to identify and align our strategy with the SDGs on which Banco Santander has the greatest impact. This analysis has highlighted the most relevant goals for Grupo Santander, both in terms of its activity, commitments and strategic focus, as well as the different external factors considered. We have identified six SDGs in which the Group has the greatest impact (7, 8, 10, 11, 13 and 16) and four more to which we also make a very significant contribution through our activity and our social programmes (1, 4, 5, 17)

Corporate website:
www.santander.com
•About us
•Our approach

2020 Annual Report:
•Our approach

•Business model and strategy

 Other references:
Corporate website:
•Financial report 2020
•2020 Earnings Presentation

1.2. Describe how your bank has aligned and/or is planning to align its strategy to be consistent with and contribute to society's goals, as expressed in the Sustainable Development Goals (SDGs), the Paris Climate Agreement, and relevant national and regional frameworks.

Annual report 2020	Contents

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
(your bank should have engaged with relevant stakeholders to help inform your analysis under elements c) and d))

Show that building on this analysis, the bank has:
•-identified and disclosed its areas of most significant (potential) positive and negative impact.
•- identified strategic business opportunities in relation to the increase of positive impacts / reduction of negative impacts.

Grupo Santander runs a systematic analysis to identify the social, environmental and ethical aspects that are most relevant to its various stakeholders all along its value chain.
This study consists of a detailed quantitative and qualitative analysis based both internal and external sources.
•Internal sources: employee and senior management views.
•External sources: shareholders, investors, customers, regulators, agencies and society in general
In 2020, this assessment identified 15 material issues for the bank’s responsible banking agenda. It is worth highlighting:
•Funding of activities with environmental and climate impact
•Ethical behaviour and risk management
•Diversity
•Customer satisfaction metrics
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
In particular, in 2020 we have focused on: incorporating responsible business practices; tackling climate change and supporting the ecological transition; enhancing financial empowerment and inclusion proposal and fostering a diverse and skilled team of professionals.
In particular with regard to climate change, we have developed a climate risk heatmap including both transitional and physical risks on a five-point scale in order to measure the materiality of the sectors on the Group's balance sheet.
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

2020 Annual Report- Responsible banking chapter
•What our stakeholders tell us
•Challenges and opportunities
•Supporting green transition
•Environmental and social risk analysis

2019 Annual Report
Risk management and compliance chapter
•1.2 Santander Top and emerging risks

Other references:
•Stakeholder engagement & material concerns reportA
•Culture reportA
•Financial empowerment reportA
•Climate finance reportB

A. (These reports are from 2019 and are available in our Corporate Website)
B. (This report is produced after the Annual Report and will be available throughout the month of June 2021)

Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Impact Analysis.
We will continue to improve our materiality analysis and while further exploring and integrating recognised impact methodologies as started this year for our infrastructure operations.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

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
Other commitments to highlight:
•To have between 40-60% of women on our board by 2021 and to have at least 30% of women in senior leadership positions by 2025.
•To eliminate the equal pay gap by 2025.
•To use 100% of our electricity from renewable sources in all countries by 2025.
•To fund 200,000 scholarships, internships and entrepreneur programmes between 2019 and 2021.
•To help 4 million people through our community programmes between 2019 and 2021.
Additionally we updated our climate strategy, committing to: i) aligning our power generation portfolio with the Paris Agreement by 2030; ii) stop providing financial services to power generation customers with a revenue dependency on coal of over 10% in 2030; iii) reduce our worldwide exposure to coal mining production to zero by 2030; iv) and the ambition to be net zero carbon emissions by 2050.
2020 Annual Report- Responsible Banking chapter -2020 highlights -Supporting the green transition -Environmental and social risk analysis
Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Target Setting.
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
The monitoring and follow-up of these actions is carried out through the KPIs defined in these plans.
Commitments are embedded and part of the Group financial planning, which a three year plan with yearly forecast.
2020 Annual Report- Responsible Banking chapter
Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Plans for Target Implementation and Monitoring.
Grupo Santander has defined at corporate and local level, various action plans to boost our commitments.

Annual report 2020	Contents

2.4. Progress on Implementing Targets
For each target separately:
Show that your bank has implemented the actions it had previously defined to meet the set target.
Or explain why actions could not be implemented / needed to be changed and how your bank is adapting its plan to meet its set target.
Report on your bank’s progress over the last 12 months (up to 18 months in your first reporting after becoming a signatory) towards achieving each of the set targets and the impact your progress resulted in. (where feasible and appropriate, banks should include quantitative disclosures)

Grupo Santander reports, annually, the achievements and scopes of its responsible banking strategy and targets.
In 2020, we made significant progress, achieving carbon neutrality and fulfilling four of our 2021 commitments one year early. Here is a summary of the 2020 results of each of the 11 targets set:
•To be one of the top 10 companies to work for in at least six of the core geographies where we operate by 2021. In 2020: Top 10 in 6 geographies.
•To have between 40-60% women on our board by 2021. In 2020: 40%
•To have 30% women in our senior leadership positions by 2025. In 2020: 23.7%
•To eliminate the equal pay gap by 2025. In 2020: 1.5%
•To financially empower 10 million people between 2019 and 2025. Since 2019: 4.9 million
•To finance or facilitate mobilization of €120 billion between 2019 and 2025 to tackle climate change. Since 2019: 33,800 billion
•To use 100% of our electricity from renewable sources in our buildings by 2025. In 2020: 57%
•To eliminate unnecessary single use plastic in our branches and corporate buildings by 2021. In 2020: 98% of reduction.
•Carbon neutral in our own operations in 2020
•To fund 200,000 scholarships, internships and entrepreneur programmes between 2019 and 2021. Since 2019: 225,000 scholarships
•To help four million people through our community programmes between 2019 and 2021. Since 2019: 4 million

2020 Annual Report- Responsible Banking chapter - 2020 highlights
Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Progress on Implementing Targets
In 2020 the Group has made positive progress in achieving the various commitments made

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

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

All our activity is guided by policies, principles and frameworks to ensure we behave responsibly in everything we do. As far as our customers are concerned:

•The general sustainability policy sets out principles and commitments focused on adding value to our main stakeholders.
•The consumer protection policy sets out the specific criteria to identify, organise and execute the principles of consumer protection for our customers.
•The sector policies stipulate the criteria governing the Group's financial activity in the defence, energy, mining/metals and agricultural raw materials (like palm oil, soya and wood) sectors.
•The sensitive sectors policy establishes guidelines for the evaluation and decision making on participation of the Group in certain sectors, which could lead to reputational risks.

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

We increasingly incorporate ESG criteria within our SCIB and commercial customer conversations and product offering. We develop various environmental and social value-added products and services. We are a leader in renewable energy financing, and have various microfinance and financial empowerment programmes.

Corporate website
www.santander.com
•Policies

 Annual report 2020 - Responsible banking chapter
•What our stakeholders tell us
•Governance and priorities
•Acting responsible towards customers
•Supporting the green transition
•ESG investment in Wealth Management and Insurance
•Financial inclusion and empowerment

3.2. Describe how your bank has worked with and/or is planning to work with its clients and customers to encourage sustainable practices and enable sustainable economic activities. This should include information on actions planned/implemented, products and services developed, and, where possible, the impacts achieved.

Annual report 2020	Contents

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
In addition, we also regularly analyse the most relevant environmental, social and governance issues demands of analysts and investors. And we continuously monitor the emergence of new standards and good practice at international level. Actively participating in the consultation processes of both authorities and sectoral associations and other organizations that influence the development of relevant policies on the sustainable development agenda.
We are also part of the main and most important local and global initiatives to support the inclusive and sustainable growth. Some examples are UNEP FI; World Business Council for Sustainable Development (WBCSD); Banking Environment Initiative (BEI); UN Global Compact, CEO Partnership for Financial Inclusion; or Equator Principles.

Annual report 2020 - Responsible banking chapter
• Governance and priorities
• What our stakeholders tell us

Other references:
- Stakeholder engagement & material concerns reportA

A. (These report is from 2019 and is available in our Corporate Website.)

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

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

2020 Annual Report-
Responsible Banking chapter
-What our stakeholders tell us
-Challenges and Opportunities
-Governance and priorities
-A strong and inclusive culture

2020Annual Report-
Corporate Governance chapter
-Responsible Banking, sustainability and culture, Committee activities

Other references:
-2019 Stakeholder engagement & material concerns reportA
-2019 Culture thematic reportA

A. (These reports are from 2019 and are available in our corporate website: www.santander.com)

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

Annual report 2020	Contents

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

The Responsible Banking chapter of our 2020 Annual report is our consolidated non-financial information statement. This is the eighteenth annual document the Santander Group publishes to diclose its sustainability commitments. This chapter includes information for the period: from 1 January to 31 December 2020.

This chapter has been verified by PricewaterhouseCoopers Auditores, S.L., the independent firm which also audited the Group´s annual financial statements for the year.

Santander has relied on internationally recognized standards such as the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) in its preparation. This chapter has been prepared in accordance with the GRI Standards: Comprehensive option.

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

We actively participate and we are part of the main initiatives and working groups that foster responsible business practices at local and international level. Some examples are:

•UNEP FInance initiative. We are one of the founding signatories to the he UN Principles for Responsible Banking. We have also continued our participation in the TCFD Pilot II following the first pilot which started back in 2017.
•World Business Council for Sustainable Development (WBCSD). We are part of the Future of Work, which supports companies in adapting their own business and human resources strategy to evolve in line with the digital age.
•Banking Environment Initiative (BEI). We participate in two initiatives related to climate, the Soft Commodities Compact and the new Bank 2030 initiative.
•CEO Partnership for Financial Inclusion. We are part of the private sector partnership for financial inclusion.
•Equator Principles. We analyse the environmental and social risks of all our funding transactions that fall under the scope of the Equator Principles.

2020 Annual Report-
Responsible Banking chapter
-Governance and priorities

-Further information

Other references:
-2019 Stakeholder engagement & material concerns reportA

A. (These report is from 2019 and is available at our Corporate Website.)

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

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Global Reporting Initiative
(GRI) content index

GRI Standards: GENERAL DISCLOSURES

GRI Standard	Disclosure	Page	Omission
GRI 101: FOUNDATION
GRI 102: GENERAL DISCLOSURES
ORGANISATIONAL PROFILE	102-1 Name of the organization	Business model and strategy	-
	102-2 Activities, brands, products, and services	Business model and strategy	-
	102-3 Location of headquarters	Business model and strategy	-
	102-4 Location of operations	Business model and strategy	-
	102-5 Ownership and legal form	Business model and strategy	-
	102-6 Markets served	Business model and strategy	-
	102-7 Scale of the organization	Business model and strategy. Key Metrics	-
	102-8 Information on employees and other workers	Key metrics	1
	102-9 Supply chain	Responsible procurement	-
	102-10 Significant changes to the organization and its supply chain	Responsible procurement	-
	102-11 Precautionary Principle or approach	Environmental and social risk analysis, Environmental and social risk management policy section	-
	102-12 External initiatives	Governance and priorities, Joint initiatives to promote our agenda section. Shareholder value, ESG indices and analysts section.	-
	102-13 Membership of associations	Santander participates in industry associations representing financial activity in the countries where it operates, as the AEB in the case of Spain	-
STRATEGY	102-14 Statement from senior decision-maker	Chairman's letter.	-
	102-15 Key impacts, risks, and opportunities	A strong and inclusive culture: The Santander Way. What our stakeholders tell us. Supporting the green transition. Risk management and compliance chapter.	-
ETHICS AND INTEGRITY	102-16 Values, principles, standards, and norms of behaviour	Governance and priorities. A strong and inclusive culture: The Santander Way. Acting responsibly towards customers.	-
	102-17 Mechanisms for advice and concerns about ethics	A talented and engaged team, section 1. Speaking up, active listening and taking action. Acting responsibly towards customers. Risk management and compliance.	-

Annual report 2020	Contents

GRI Standard	Disclosure	Page	Omission
GOVERNANCE	102-18 Governance structure	Corporate Governance chapter of the annual report.	-
	102-19 Delegating authority	Corporate Governance chapter of the annual report.	-
	102-20 Executive-level responsibility for economic, environmental, and social topics	Corporate Governance chapter of the annual report.	-
	102-21 Consulting stakeholders on economic, environmental, and social topics	Corporate Governance chapter of the annual report. Auditor's report and annual consolidated accounts. What our stakeholders tell us.	-
	102-22 Composition of the highest governance body and its committees	Corporate Governance chapter of the annual report.	-
	102-23 Chair of the highest governance body	What our stakeholders tell us. Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and consolidated annual accounts.	-
	102-24 Nominating and selecting the highest governance body	What our stakeholders tell us. Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and consolidated annual accounts.	-
	102-25 Conflicts of interest	What our stakeholders tell us. Corporate Governance chapter of the annual report. Auditor's report and consolidated annual accounts.	-
	102-26 Role of highest governance body in setting purpose, values, and strategy	Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and consolidated annual accounts.	-
	102-27 Collective knowledge of highest governance body	Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and consolidated annual accounts.	-
	102-28 Evaluating the highest governance body’s performance	Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and consolidated annual accounts.	-
	102-29 Identifying and managing economic, environmental, and social impacts	Auditor's report and consolidated annual accounts. Risk management and compliance. Supporting the green transition	-
	102-30 Effectiveness of risk management processes	Challenge2: Inclusive and sustainable growth. Risk management and compliance chapter.	-
	102-31 Omission of economic, environmental, and social topics	Risk management and compliance chapter. Auditor's report and consolidated annual accounts.	-
	102-32 Highest governance body’s role in sustainability reporting	Santander´s Board approved this report on February, 23th 2021 related to the 2020 period, and the Corporate Governance Chapter of the Annual Report published in 2021.	-
	102-33 Communicating critical concerns	Auditor's report and consolidated annual accounts.	-
	102-34 Nature and total number of critical concerns	Principles and governance. Acting responsibly towards customers.	-
	102-35 Remuneration policies	A talented and engaged team, Diversity and inclusion section, equal pay subsection. Corporate Governance chapter of the Annual Report.	-
	102-36 Process for determining remuneration	What our stakeholders tell us. Shareholder's value.Corporate Governance Chapter of the Annual Report. Report of the supervisory, risk and regulations committee.	-
	102-37 Stakeholders’ involvement in remuneration	What our stakeholders tell us. Shareholder's value. Corporate Governance Chapter of the Annual Report. Report of the supervisory, risk and regulations committee.	-
	102-38 Annual total compensation ratio	A talented and engaged team.	2
	102-39 Percentage increase in annual total compensation ratio	A talented and engaged team.	2
STAKEHOLDER ENGAGEMENT	102-40 List of stakeholder groups	What our stakeholders tell us.	-
	102-41 Collective bargaining agreements	What our stakeholders tell us.	-
	102-42 Identifying and selecting stakeholders	What our stakeholders tell us.	-
	102-43 Approach to stakeholder engagement	What our stakeholders tell us.	-
	102-44 Key topics and concerns raised	What our stakeholders tell us.	-

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

GRI Standard	Disclosure	Page	Omission
REPORTING PRACTICE	102-45 Entities included in the consolidated financial statements	Further information section of this chapter. Auditor's report and consolidated annual accounts.	-
	102-46 Defining report content and topic Boundaries	Our approach. Further information sections of this chapter.	-
	102-47 List of material topics	What our stakeholders tell us.	-
	102-48 Restatements of information	Further information section of this chapter	-
	102-49 Changes in reporting	Further information section of this chapter	-
	102-50 Reporting period	Further information section of this chapter	-
	102-51 Date of most recent report	Further information section of this chapter	-
	102-52 Reporting cycle	Further information section of this chapter	-
	102-53 Contact point for questions regarding the report	General information chapter.	-
	102-54 Claims of reporting in accordance with the GRI Standards	Further information section of this chapter	-
	102-55 GRI content index	GRI Content Index.	-
	102-56 External assurance	Further information section of this chapter.	-

Annual report 2020	Contents

GRI Standards: Topic-specific diclosures
Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page		Scope	Omission
ECONOMIC STANDARDS
ECONOMIC PERFORMANCE
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us. "Material aspect boundary" of GRI Content Index		-	-
			103-2 The management approach and its components	Principles and governance "Page" of the GRI 201: Economic Performance"		-	-
			103-3 Evaluation of the management approach	Principles and governance "Page" of the GRI 201: Economic Performance"		-	-
				€ million	2020
		GRI 201: ECONOMIC PERFORMANCE		Economic value generated[1]	44,543
				Gross income	44,600
				Net loss on discontinued operations	0
				Gains/(losses) on disposal of assets not classified as non-current held for sale	114
				Gains/(losses) on disposal of assets not classified as discontinued operations	-171
				Economic value distributed	24,156
				Dividends	0
				Other administrative expenses (except taxes)	7,537
				Personnel expenses	10,783
				Income tax and other taxes[2]	5,632
				CSR investment	204
			201-1 Direct economic value generated and distributed	Economic value retained (economic value generated less economic value distributed)	20,387	Group	-

1. Gross income plus net gains on asset disposals.
2. Only includes income tax on profits accrued and taxes recognised during the period. The chapter on Community Investment provides additional information on the taxes paid.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

GRI Standards: Topic-specific diclosures
Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
			201-2 Financial implications and other risks and opportunities due to climate change	Supporting the green transition. Key metrics	Group	-
			201-3 Defined benefit plan obligations and other retirement plans	The liability for provisions for pensions and similar obligations at 2020 year-end amounted to EUR 3,976 million. Endowments and contributions to the pension funds in the 2020 financial year have amounted to EUR 359 million. The detail may be consulted in Auditor´s report and annual consolidated accounts.	Group	-
			201-4 Financial assistance received from government	The Bank has not received significant subsidies or public aids during 2020. The detail may be consulted in Auditor´s report and annual consolidated accounts.	Group	-
MARKET PRESENCE
Attracting and retaining talent / Diversity / Community investment	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A strong and inclusive culture: The Santander Way Column “Page” of the GRI 201: Economic Performance.	-	-
			103-3 Evaluation of the management approach	A strong and inclusive culture: The Santander Way. Column “Page” of the GRI 201: Economic Performance.	-	-
		GRI 202: MARKET PRESENCE	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Key metrics.	Group	-
			202-2 Proportion of senior management hired from the local community	Key metrics . The Group Corporate Human Resources Model aims to attract and retain the best professionals in the countries in which it operates.	Group excluding USA	-
INDIRECT ECONOMIC IMPACT
Community investment	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Financial inclusion and empowerment Community investment.	-	-
			103-3 Evaluation of the management approach	Financial inclusion and empowerment Community investment.	-	-
		GRI 203: INDIRECT ECONOMIC IMPACT	203-1 Infrastructure investments and services supported	Higher education. Community investment.	Group	-
			203-2 Significant indirect economic impacts	Higher education. Community investment.	Group	-

Annual report 2020	Contents

GRI Standards: Topic-specific diclosures
Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
PROCUREMENT PRACTICES
Ethical behaviour and risk management	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible procurement.	-	-
Ethical behaviour and risk management	External	GRI 204: PROCUREMENT PRACTICES	103-3 Evaluation of the management approach	Responsible procurement.	-	-
			204-1 Proportion of spending on local suppliers	Responsible procurement.	Group	3
ANTI-CORRUPTION
Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Corporate governance-transparency	Internal and External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2020 highlights. A strong and inclusive culture: The Santander Way	-	-
			103-3 Evaluation of the management approach	2020 highlights. A strong and inclusive culture: The Santander Way	-	-
		GRI 205: ANTI-CORRUPTION	205-1 Operations assessed for risks related to corruption	Risk management and compliance chapter	Group	-
			205-2 Communication and training about anti-corruption policies and procedures	Risk management and compliance chapter	Group	-
			205-3 Confirmed incidents of corruption and actions taken	Risk management and compliance chapter	Group	4

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
ANTI-COMPETITIVE BEHAVIOR
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2020 highlights. A strong and inclusive culture: The Santander Way, and column “Page” of the GRI 206: Anti-competitive Behaviour.	-	-
			103-3 Evaluation of the management approach	2020 highlights. A strong and inclusive culture: The Santander Way, and column “Page” of the GRI 206: Anti-competitive Behaviour.	-	-
		GRI 206: ANTI-COMPETITIVE BEHAVIOUR	206-1 Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices
•The Italian Competition Authority (“ICA”) has imposed Banca PSA Italia a fine of EUR 6,077,606 as part of an investigation against the Captive Banks for running an unlawful cartel from 2003 to April 2017, aimed at exchanging sensitive commercial information in the car financing market in Italy, in order to restrict competition for the sale of financed cars, in violation of Article 101 TFEU. Decision was appealed before the administrative court in 2019.

On 21 October 2020, the administrative court of Lazio has annulled in its entirety the ICA´s decision about the car financing cartel. As a result of this judgement, the decision is annulled in its entirety, and all charges against PSA and against SCF Italy are no longer valid. ICA has appealed before the Consiglio di Stato. The possible appeal decision would be issued by Q4 2021.

•On 23rd September 2020 the UOKiK (office of competition and consumer protection in Poland) published its decision in which a clause used by Santander Bank Poland in annexes to agreements on residential mortgage loans indexed to foreign currencies, was declared abusive. The clause relates to FX exchange rate (method of its determination). Fine: EUR 5,2 million. The bank has appealed decision.

In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.
					Group	5

Annual report 2020	Contents

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Compliance and risk management / Ethical behaviour	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2020 highlights. A strong and inclusive culture: The Santander Way,and column “Page” of the GRI 207: Tax.	-	-
			103-3 Evaluation of the management approach	2020 highlights. A strong and inclusive culture: The Santander Way,and column “Page” of the GRI 207: Tax.	-	-
		GRI 207: TAX	207-1 Approach to tax	Tax contribution	Group	-
			207-2 Tax governance, control, and risk management	Tax contribution	Group	-
			207-3 Stakeholder engagement and management of concerns related to tax	Tax contribution	Group	-
			207-4 Country-by-country reporting	Information breakdown is not available, work is under way to present this information.	-	-
ENVIRONMENTAL STANDARDS
MATERIALS
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us, and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Supporting the green transition. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Supporting the green transition. Environmental footprint.	-	-
Internal environmental footprint	Internal and external	GRI 301: MATERIALS	301-1 Materials used by weight or volume	Environmental footprint. Key metrics.	Group	6
			301-2 Recycled input materials used	The percentage of the environmentally-friendly paper consumption with respect to the total consumption is 83%. This percentage includes both recycled and certified paper.	Group	6
			301-3 Reclaimed products and their packaging materials	Not applicable due to the type of Group financial activity.	Group	-

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
ENERGY
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Supporting the green transition. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Supporting the green transition. Environmental footprint.	-	-
		GRI 302: ENERGY	302-1 Energy consumption within the organization	Environmental footprint. Key metrics.	Group	6
			302-2 Energy consumption outside of the organization	Key metrics.	Group	6
			302-3 Energy intensity	Key metrics.	Group	6
			302-4 Reduction of energy consumption	An specific analysis of cause and effect relation for the implemented measures and of the obtained reduction is not available.	Group	-
			302-5 Reductions in energy requirements of products and services	Not applicable due to the type of Group financial activity.	Group	-
WATER
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Supporting the green transition. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Supporting the green transition. Environmental footprint.	-	-
		GRI 303: WATER AND EFFLUENTS	303-1 Interactions with water as a shared resource	Environmental footprint.	Group	-
			303-2 Management of water discharge-related impacts	Not applicable due to the type of Group financial activity.	Group	-
			303-3 Water withdrawal	Environmental footprint. Key metrics.	Group	6
			303-4 Water discharge	Not applicable due to the type of Group financial activity.	Group	-
			303-5 Water consumption	Environmental footprint.	Group	-

Annual report 2020	Contents

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
BIODIVERSITY
			103-1 Explanation of the material topic and its boundary	Not material	-	-
			103-2 The management approach and its components	Not material	-	-
			103-3 Evaluation of the management approach	Not material	-	-
			304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Not material	Group	-
			304-2 Significant impacts of activities, products, and services on biodiversity	Not material	Group	-
			304-3 Habitats protected or restored	Not material	Group	-
			304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	Not material	Group	-
EMISSIONS
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Supporting the green transition. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Supporting the green transition. Environmental footprint.	-	-

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Internal environmental footprint	Internal and external	GRI 305: EMISSIONS	305-1 Direct (Scope 1) GHG emissions	Environmental footprint. Key metrics.	Group	6
			305-2 Energy indirect (Scope 2) GHG emissions	Environmental footprint. Key metrics.	Group	6
			305-3 Other indirect (Scope 3) GHG emissions	Environmental footprint. Key metrics.	Group	6
			305-4 GHG emissions intensity	Key metrics.	Group	6
			305-5 Reduction of GHG emissions	An specific analysis of cause and effect relation for the implemented measures and of the obtained reduction is not available.	Group	-
			305-6 Emissions of ozone-depleting substances (ODS)	Not applicable due to the type of Group financial activity.	Group	-
			305-7 Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Not applicable due to the type of Group financial activity.	Group	-
EFFLUENTS AND WASTE
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Supporting the green transition. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Supporting the green transition. Environmental footprint.	-	-
		GRI 306: EFFLUENTS AND WASTE	306-1 Water discharge by quality and destination	Not applicable due to the type of Group financial activity.	Group	-
			306-2 Waste by type and disposal method	Environmental footprint and Key metrics.	Group	6
			306-3 Significant spills	Not applicable due to the type of Group financial activity.	Group	-
			306-4 Transport of hazardous waste	Not applicable due to the type of Group financial activity.	Group	-
			306-5 Water bodies affected by water discharges and/or runoff	Not applicable due to the type of Group financial activity.	Group	-
ENVIRONMENTAL COMPLIANCE
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A strong and inclusive culture: The Santander Way	-	-
			103-3 Evaluation of the management approach	A strong and inclusive culture: The Santander Way	-	-
		GRI 307: ENVIRONMENTAL COMPLIANCE	307-1 Non-compliance with environmental laws and regulations	The Bank has not received final sanctionsfor this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	5

Annual report 2020	Contents

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
SUPPLIER ENVIRONMENTAL ASSESSMENT
Ethical behaviour and risk management	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible procurement.	-	-
			103-3 Evaluation of the management approach	Responsible procurement.	-	-
		GRI 308: SUPPLIER ENVIRONMENTAL ASSESSMENT	308-1 New suppliers that were screened using environmental criteria	Responsible procurement.	Group	3, 7
			308-2 Negative environmental impacts in the supply chain and actions taken	Responsible procurement.	Group	3, 7

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
SOCIAL STANDARDS
EMPLOYMENT
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and engaged team, talent management section.	-	-
			103-3 Evaluation of the management approach	A talented and engaged team, talent management section.	-	-
			401-1 New employee hires and employee turnover	A talented and engaged team, talent management section. Key metrics.	Group	-
		GRI 401: EMPLOYMENT	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Benefits detailed in "A talented and engaged team", section "Corporate benefits" are regarding only full-time employees.	Group	-
			401-3 Parental leave	Information breakdown is not available, work is under way to present this information.	Group	-
LABOUR/MANAGEMENT RELATIONS
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Column "Page" of the GRI 402: Labour/Management relations"	-	-
			103-3 Evaluation of the management approach	Column "Page" of the GRI 402: Labour/Management relations"	-	-
		GRI 402: LABOR/ MANAGEMENT RELATIONS	402-1 Minimum notice periods regarding operational changes	Santander Group has not established any minimum period to give prior notice relating to organisational changes different from those required by law in each country.	Group	-
OCCUPATIONAL HEALTH AND SAFETY
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and engaged team. Column "Page" of the GRI 403: Occupational Safe and Safety.	-	-
			103-3 Evaluation of the management approach	A talented and engaged team. Column "Page" of the GRI 403: Occupational Safe and Safety.	-	-

Annual report 2020	Contents

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Attracting and retaining talent / Diversity	Internal	GRI 403: OCCUPATIONAL HEALTH AND SAFETY	403-1 Occupational health and safety management system	Banco Santander has occupational health and safety management systems in place in all the geographies in which it operates, complying with the legal requirements of each country regarding occupational risk prevention.	Group	-
			403-2 Hazard identification, risk assessment, and incident investigation	A talented and engaged team, section 5: Our wellbeing.	Group	-
			403-3 Occupational health services	A talented and engaged team, section 5: Our wellbeing.	Group	-
			403-4 Worker participation, consultation, and communication on occupational health and safety	At Banco Santander SA, the percentage of Representation in the Security Committee is 100%.	Banco Santander S.A. and SCF	-
			403-5 Worker training on occupational health and safety	A talented and engaged team, section 5: Our wellbeing.	Group	-
			403-6 Promotion of worker health	A talented and engaged team, section 5: Our wellbeing.	Group	-
			403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Not applicable due to the type of Group financial activity.	Group
			403-8 Workers covered by an occupational health and safety management system	100% of Banco Santander employees are covered by health and safety management systems at work.	Group	1
			403-9 Work-related injuries	A talented and engaged team, section 5: Our wellbeing. Key metrics.	Group	1
			403-10 Work-related ill health	Key metrics.	Group	1

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
TRAINING AND EDUCATION
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and engaged team. “Page” of the GRI 404: Training and education.	-	-
			103-3 Evaluation of the management approach	A talented and engaged team. “Page” of the GRI 404: Training and education.	-	-
		GRI 404: TRAINING AND EDUCATION	404-1 Average hours of training per year per employee	A talented and engaged team, "Talent management" section. Key metrics.	Group	-
			404-2 Programs for upgrading employee skills and transition assistance programs	Banco Santander offers management programmes and continuous training skills that foster the employees´ employability and that, sometimes, help them manage the end of their professional careers. A talented and engaged team. Key metrics.	Group	-
			404-3 Percentage of employees receiving regular performance and career development omissions.	A talented and engaged team, "Talent management" section. Regular performance and career development are received by the 100% of the employees.	Group	-
DIVERSITY AND EQUAL OPPORTUNITY
Attracting and retaining talent / Diversity / Incentives tied to ESG criteria	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and engaged team. "Diversity and Inclusion" section.	-	-
			103-3 Evaluation of the management approach	A talented and engaged team. "Diversity and Inclusion" section.	-	-
Attracting and retaining talent / Diversity / Incentives tied to ESG criteria	Internal	GRI 405: DIVERSITY AND EQUAL OPPORTUNITIES	405-1 Diversity of governance bodies and employees	A talented and engaged team. "Diversity and Inclusion" section. Key metrics. Corporate governance chapter of the Annual Report.	Group	-
			405-2 Ratio of basic salary and remuneration of women to men	A talented and engaged team. "Diversity and Inclusion" section. Key metrics.	Group	8
NON-DISCRIMINATION
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and engaged team. "Diversity and Inclusion" section	-	-
			103-3 Evaluation of the management approach	A talented and engaged team. "Diversity and Inclusion" section.	-	-
		GRI 406: NON-DISCRMINATION	406-1 Incidents of discrimination and corrective actions taken	A talented and engaged team, section 1: "Speaking up, active listening and taking action". Risk management and compliance chapter.	Group	-

Annual report 2020	Contents

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING
Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	-	-
			103-2 The management approach and its components	Not material	-	-
			103-3 Evaluation of the management approach	Not material	-	-
		GRI 407: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Not material	Group	-
CHILD LABOR
Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	-	-
			103-2 The management approach and its components	Not material	-	-
			103-3 Evaluation of the management approach	Not material	-	-
		GRI 408: CHILD LABOR	408-1 Operations and suppliers at significant risk for incidents of child labor	Not material	Group	-

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
FORCED OR COMPULSORY LABOR
Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	-	-
			103-2 The management approach and its components	Not material	-	-
			103-3 Evaluation of the management approach	Not material	-	-
		GRI 409: FORCED OR COMPULSORY LABOR	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Not material	Group	-

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
SECURITY PRACTICES
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Column "Page" of the GRI 410: Security Practices.	-	-
			103-3 Evaluation of the management approach	Column "Page" of the GRI 410: Security Practices.	-	-
		GRI 410: SECUTIRY PRACTICES	410-1 Security personnel trained in human rights policies or procedures	Santander requires to its Safety Services suppliers during the hiring process compliance with Human Rights Regulations	Banco Santander S.A.	-
RIGHTS OF INDIGENOUS PEOPLES
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Column "Page" of the GRI 411: Rights of Indigenous People	-	-
			103-3 Evaluation of the management approach	Column “Page” of the GRI 411: Rights of Indigenous People.	-	-
		GRI 411: RIGHTS OF INIDGENOUS PEOPLE	411-1 Incidents of violations involving rights of indigenous people	The Bank ensures, through social and environmental risk assessments in their financing operations under the Equator Principles, that no violations of the indigenous peoples’ rights occur in such operations. In 2020, a total of 68 operations were evaluated in this respect.	Group	9
HUMAN RIGHTS ASSESSMENT
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Column "Page" of the GRI 412: Human Rights assessment	-	-
			103-3 Evaluation of the management approach	Column "Page" of the GRI 412: Human Rights assessment	-	-
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 412: HUMAN RIGHTS ASSESSMENT	412-1 Operations that have been subject to human rights Omissions or impact assessments	All the Bank’s financing operations under the Equator Principles are subject to social and environmental risk assessments (which includes human rights aspects). In 2020, a total of 68 operations were evaluated in this respect.	Group	9
			412-2 Employee training on human rights policies or procedures	A talented and engaged team, Learning and development section.	Group	10
			412-3 Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	The Third-party Certification policy was Last year, the third-party approval policy was updated. This policy includes an appendix with the "principles of responsible conduct for suppliers". These principles are mandatory for all Banco Santander suppliers and include human rights aspects, amongst others.	Group	10

Annual report 2020	Contents

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
LOCAL COMMUNITIES
Community investment	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	Group	-
			103-2 The management approach and its components	Financial inclusion and empowerment, Supporting higher education, Community investment and Supporting the green transition.	Group	-
			103-3 Evaluation of the management approach	Financial inclusion and empowerment, Supporting higher education, Community investment and Supporting the green transition.	Group	-
		GRI 413: LOCAL COMMUNITIES	413-1 Operations with local community engagement, impact assessments, and development programs	Financial inclusion and empowerment, Supporting higher education, Community investment The Santander Group has several programmes in its ten main countries aim to encourage development and participation of local communities, in which it is carried out an assessment on people helped, scholarships given through agreement with Universities, among others. Moreover, in the last years the Group has developed different products and services offering social and/or environmental added value adapted to each country where Santander develops its activities.	Group	-
			413-2 Operations with significant actual and potential negative impacts on local communities	Environmental and social risk analysis	Group	-
SUPPLIER SOCIAL ASSESSMENT
Control and management of risks, ethics and compliance	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible procurement.	-	-
			103-3 Evaluation of the management approach	Responsible procurement.	-	-
		GRI 414: SUPPLIER SOCIAL ASSESSMENT	414-1 New suppliers that were screened using social criteria	Responsible procurement.	Group	3, 7
			414-2 Negative social impacts in the supply chain and actions taken	Responsible procurement.	Group	3, 7

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
PUBLIC POLICY
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2020 highlights,A strong and inclusive culture: The Santander Way. A talented and engaged team. Government and priorities “Page” of the GRI 415: Public Policy.	-	-
			103-3 Evaluation of the management approach	2020 highlights,A strong and inclusive culture: The Santander Way. A talented and engaged team. Government and priorities “Page” of the GRI 415: Public Policy.	-	-
		GRI 415: PUBLIC POLICY	415-1 Political contributions	The vinculation, membership or collaboration with political parties or with other kind of entities, institutions or associations with public purposes, as well as contributions or services to them, should be done in a way that can assure the personal character and that avoids any involvement of the Group, as indicated in Santander Group General Code of Conduct	Group	-
CUSTOMER HEALTH SAFETY
Products and services that are transparent and fair		GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Acting responsibly towards our customers, protecting consumers and helping vulnerable customers section	-	-
			103-3 Evaluation of the management approach	Acting responsibly towards our customers, protecting consumers and helping vulnerable customers section.	-	-
		GRI 416: CUSTOMER HEALTH AND SAFETY	416-1 Assessment of the health and safety impacts of product and service categories	Responsible business practices. The Commercialisation Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products.	Group	-
			416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	5
MARKETING AND LABELING
Products and services that are transparent and fair	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Acting responsibly towards our customers, protecting consumers and helping vulnerable customers section.	-	-
			103-3 Evaluation of the management approach	Acting responsibly towards our customers, protecting consumers and helping vulnerable customers section.	-	-

Annual report 2020	Contents

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Products and services that are transparent and fair	Internal and external	GRI 417: MARKETING AND LABELING	417-1 Requirements for product and service information and labeling	Responsible business practices. The Commercialisation Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products. In addition, the Bank is member of the Association for Commercial Self- Regulation (Autocontrol) assuming the ethical commitment to be responsible regarding the freedom of commercial communication	Group	-
			417-2 Incidents of non-compliance concerning product and service information and labeling
•Sanction procedure of the National Securities Market Commission for violation of the provisions foreseen in art 214 Law Securities Market, in relation to the information collected from retail clients for the evaluation of convenience.

•Sanction procedure opened on 2015 by the Ministry of Economy and Competitiveness, for the violation of the Securities Market Law, by the former Banco Popular: (i) not to act with transparency and diligence and in the interest of the clients having charged commissions not adjusted to the rules (ii) recommend to clients financial instruments not adjusted to their investment objectives or to their experience and knowledge. Dismissed judgment of the National Court notified on September 30, 2019. Appeal filed before the Supreme Court has been dismissed. Fine: 900.000 euro

•Sanctioning file of the Basque Consumer Institute (Kontsumobide) for the alleged abusiveness of the expense clause of the mortgage loan contracts. Firm sanction. Fine: 120.00 euros.

					Group	5
			417-3 Incidents of non-compliance concerning marketing communications
•In December 2020, Santander Consumer Finance Oy (“SCF Finland”, a subsidiary of Santander Consumer Bank AS) received a request for information from the Finnish Competition and Consumer Authority (“FCCA”) related to a marketing campaign published by a distributor automobile / automobile partner of SCF Finland in a Finnish national newspaper. The FCCA considers that the advertisement does not comply with the regulatory requirements for transparency and protection, prior to the publication of the advertisement. SCF Finland is required to provide information in Q1 2021.

In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.
					Group	5

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
CUSTOMER PRIVACY
Measures taken for customer satisfaction	Internal and External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Acting responsibly towards our customers,	-	-
			103-3 Evaluation of the management approach	Responsible business practices	-	-
		GRI 418: CUSTOMER PRIVACY	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	5
SOCIOECONOMIC COMPLIANCE
Products and services that are transparent and fair / Ethical behaviour and risk management	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2020 highlights,A strong and inclusive culture: The Santander Way. A talented and motivated team. Acting responsibly towards customers and column “Page” of the GRI 419: Socioeconomic Compliance.	-	-
			103-3 Evaluation of the management approach	2020 highlights,A strong and inclusive culture: The Santander Way. A talented and engaged team. Acting responsibly towards customers and column “Page” of the GRI 419: Socioeconomic Compliance.	-	-
		GRI 419: SOCIOECONOMIC COMPLIANCE	419-1 Non-compliance with laws and regulations in the social and economic area	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	5

Annual report 2020	Contents

GRI Standards - financial services sector disclosures
Identified material aspect	Material aspect boundary	G4 Standard	Disclosure	Page	Scope	Omission
FINANCIAL SERVICES SECTOR DISCLOSURES
PRODUCT PORTFOLIO
Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Products and services that are transparent and fair / Products and services offering social and environmental added value	Internal and external	FS1	Policies with specific environmental and social components applied to business lines	Governance and priorities, Supporting the green transition and Environmental and social risks analysis.	Group	-
		FS2	Procedures for assessing and screening environmental and social risks in business lines	Governance and priorities, Supporting the green transition and Environmental and social risks analysis	Group	-
		FS3	Processes for monitoring clients´ implementation of and compliance with environmental and social requirements included in agreements of transactions	Governance and priorities, Supporting the green transition and Environmental and social risks analysis.	Group	-
		FS4	Process(es) for improving staff competency to implement the environmental and social policies and procedures as applied to business lines	Supporting the green transition, Management and staff training section.	Group	-
		FS5	Interactions with clients/ investees/business partners regarding environmental and social risks and opportunities	2020 highlights. Governance and priorities, Joint initiatives to promote our agenda section. Shareholder value. Risk management and compliance chapter.	Group	-
		FS6	Percentage of the portfolio for business lines by specific region, size (e.g. micro/ SME/large) and by sector	Acting responsibly towards customers. Meeting the needs of everyone in society.	Group	-
		FS7	Moneraty value of products and services designed to deliver a specific social benefit for each business line broken down by purpose	Supporting the green transition. ESG investment in Wealth Management and Insurance.	Group	-
		FS8	Monetary value of products and servicies designed to deliver a specific environmental benefit foir each business line broken down by purpose	Supporting the green transition. ESG investment in Wealth Management and Insurance.	Group	-

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Identified material aspect	Material aspect boundary	G4 Standard	Disclosure	Page	Scope	Omission
AUDIT
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	FS9	Coverage and frequency of audits to assess implementation of environmental and social policies and risk assesment procedures	The Group's Internal Audit area carries out a biennial review of the sustainability function to evaluate, among other aspects, the degree of compliance with social and environmental responsibility policies, which includes both the review of the Equator Principles and additional risk assessment procedures on specific sectors. In addition, during the previous year the first review of the governance and procedures applied by the corporate function of Responsible Banking was carried out.	Group	-
ACTIVE OWNERSHIP
Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Products and services that are transparent and fair / Products and servicies offering social and environmental added value	Internal	FS10	Percentage and number of companies held in the instituition´s portfolio with which the reporting organization has interacted on environmental or social issues	Environmental and social risks analysis	Group	9
		FS11	Percentage of assets subject to positive and negative environmental or social screening	Environmental and social risks analysis	Group	9
		FS12	Voting policy(ies) applied to environmental or social issues for shares over which the reporting organization hold the right to vote shares or advises on voting	The Santander Group has no voting policies relating to social and/or environmental matters for entities over which acts as an advisor. The Santander Employees Pension Fund does have a policy of formal vote in relation to social and environmental aspects, for shareholder meetings of the entities over which it has voting rights	Group	-
		FS13	Access points in low-populated or economically disadvantaged areas by type	Financial inclusion and empowerment	Group	-
		FS14	Initiatives to improve access to financial servicies for disadvantaged people	Financial inclusion and empowerment, sustainable finance and Key metrics.	Group	-
		FS15	Policies for the fair design and sale of financial products and servicies	Acting responsibly towards customers	Group	-
		FS16	Initiatives to enhance financial literacy by type of beneficiary	Acting responsibly towards customers	Group	-
1.Only information regarding owned employees is disclosed. 2. The indicator is not reported because it is confidential information. 3.  Data refers exclusively to centralised purchases data in Aquanima. 4.  Information is provided on the total number of complaints conflicts of interest and corruption 5. Information is provided for claims of any type and over €60,000 that may have a significant reputational impact on the Group and/or that there is an accounting provision because it may materialize in the short, medium or long term. 6.  The scope and limitations of this indicator are described on Key Metrics. 7.  Only total amount of approved suppliers is included.  8. Only the ratio for total compensation is reported.  9. Information is only provided on the number of project finance deals of Santander’s Bank, which have been analysed regarding social and environmental risks in Equator Principles’ frame.  10.  Only qualitative information is disclosed.  11.  Information is provided on programmes and their direct impacts of the ten main countries of the Group, instead on centres.

Annual report 2020	Contents
Sustainability Accounting Standards Board (SASB) content index
This is the first year in which Santander has decided to report in accordance with the Sustainability Accounting Standards Board (SASB), following its Industry Standards Version 2018-10 issue.
The relevant standards disclosed in this section have been selected according to a materiality-driven analysis, focusing on the industries that are most closely aligned with our businesses within the “Financials sector”: Asset Management & Custody Activities (FN-AC), Commercial Banks (FN-CB), Consumer Finance (FN-CF), Investment Banking & Brokerage (FN-IB).

Acknowledging that SASB has a US-based approach, we have done our best efforts for translating it to our European standards.
Currently, we do not disclose all metrics included in the aforementioned industry standards, but we will continue to evaluate additional metrics in the future, enhancing our reporting under SASB framework for meeting the needs of our growing base of stakeholders and investors.
Unless otherwise is noted, all data and descriptions are reported for the Santander Group, if applicable, on a consolidated basis, and not just the segments relevant to the particular industry. The information will refer to the 2020 fiscal year, unless otherwise is specified.

Sustainability Accounting Metrics
Topic	Industry	Accounting Metric	Code	Response
Data Security	Commercial Banks Consumer Finance	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected.	FN-CB-230a.1 FN-CF-230a.1	Refer to ‘Litigation and other matters‘ in the note 25 of the Consolidated accounts in the Auditor's report and consolidated financial statements.
	Commercial Banks Consumer Finance	Description of approach to identifying and addressing data security risks.	FN-CB-230a.2 FN-CF-230a.3	Refer to ‘Risk Pro’ in section 'A strong and inclusive culture' of this chapter; and to ‘Relevant mitigation actions’ in section 6.2 of 'Risk management and compliance chapter'.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Financial Inclusion & Capacity Building	Commercial Banks	(1) Number and (2) amount of loans outstanding qualified to programs designed to promote small business and community development.	FN-CB-240a.1
Refer to ‘Meeting the needs of everyone in society‘ section of this chapter.
For more detail see note 10. ‘Loans and advances to customers´ in the Auditor's report and consolidated financial statements.
Additionally, all the information related to microfinance programmes are available on the ‘Financial inclusion and empowerment‘ section of this report.

	Commercial Banks	(1) Number and (2) amount of past due and nonaccrual loans qualified to programs designed to promote small business and community development.	FN-CB-240a.2
Refer to ‘Amounts past due‘ and ‘Impairment of financial assets‘ in 3.4 'Key metrics' section of the Risk management and compliance chapter.
Also refer to notes 2.g and 10.d of the consolidated accounts in the Auditor's report and consolidated financial statements.

	Commercial Banks	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers.	FN-CB-240a.3	Refer to ‘Financial inclusion and empowerment‘ section of this chapter.
	Commercial Banks	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers.	FN-CB-240a.4	In 2020, Grupo Santander has financially empowered 3.6 million people. For further information refer to ‘Financial inclusion and empowerment‘ section of this chapter.
Incorporation of Environmental, Social, and Governance Factors in Credit Analysis	Commercial Banks	Commercial and industrial credit exposure, by industry.	FN-CB-410a.1	Refer to ‘Concentration risk‘ in section 3.6 'Other credit risk details' of the Risk Management and compliance chapter.
	Commercial Banks	Description of approach to incorporation of environmental, social,and governance (ESG) factors in credit analysis.	FN-CB-410a.2
Refer to the ‘Environmental and social risk analysis’ section of this chapter, and the ‘Environmental and social risk‘ section of the Risk management and compliance chapter.
For further information see our ‘General Sustainability Policyc and our ‘Environmental, social & climate change risk management Policy’, available both on our corporate website.

Incorporation of Environmental, Social, and Governance Factors in investment Banking & Brokerage Activities	Investment Banking & Brokerage	(1) Number and (2) total value of investments and loans incorporating integration of environmental, social, and governance (ESG) factors, by industry.	FN-IB-410a.2	Refer to ‘Supporting the green transition’ section of this chapter.
	Investment Banking & Brokerage	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment banking and brokerage activities.	FN-IB-410a.3
Refer to ‘Supporting the green transition‘ section of this chapter.
For further information see our ‘General Sustainability Policy‘, and our ‘Environmental, social & climate change risk management policy‘, both available on our corporate website.

Annual report 2020	Contents

Business Ethics	Asset Management & Custody Activities Commercial Banks Investment Banking & Brokerage	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, anti-trust, anti-competitive behavior,market manipulation, malpractice, or other related financial industry laws or regulations.	FN-AC-510a.1 FN-CB-510a.1 FN-IB-510a.1	Refer to GRI 206-1 discloses legal actions for anticompetitive behavior, anti-trust, and monopoly practices.
For further information, refer to ’Litigation and other matters’ section on the Auditor's report and consolidated financial statements.
	Asset Management & Custody Activities Commercial Banks Investment Banking & Brokerage	Description of whistleblower policies and procedures.	FN-AC-510a.2 FN-CB-510a.2 FN-IB-510a.2	Refer to ‘Ethical Channels’ in the section 'A talented and engaged team' of this chapter. For further information, see our ‘General Code of Conduct’, available on our website.
Systemic Risk Management	Commercial Banks Investment Banking & Brokerage	Global Systemically Important Bank (G-SIB) score, by category	FN-CB-550a.1. FN-IB-550a.1.
According to the ‘2020 list of global systemically important banks (G-SIBs)’ released by the Financial Stability Board, Santander´s G-SIB buffer is 1.0%. (G-SIBs as of November 2020)
According to the G-SIB Scores Dashboard from the Basel Committee on Banking Supervision (BCBS), Santander Group´s scores are (end-2019 data):
•Score: 199
•Complexity: 92
•Cross-jurisdictional: 480
•Interconnectedness: 169
•Size: 194
•Substitutability: 61

	Commercial Banks Investment Banking & Brokerage	Description of approach to incorporation of results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	FN-CB-550a.2. FN-IB-550a.2.	Refer to ‘Capital planning and stress tests’ in the section 3.5 'Capital management and adequacy. Solvency ratios' of the Economic and Financial Review.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Employee Diversity & Inclusion	Commercial Banks, Investment Banking & Brokerage	Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	FN-AC-330a.1 FN-IB-330a.1
Refer to ‘Key metrics’ section of this chapter.
For further information, refer to ‘Diversity & Inclusion’ section of ‘A talented and engaged team’ this chapter.
For further information about our diversity and inclusion principles, see our ‘Corporate Culture Policy’, available on our corporate website.

Activity metrics	Commercial Banks	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small business.	FN-CB-000.A	Refer to ‘Consolidated annual accounts‘ in Auditor's report and consolidated financial statements.
	Commercial Banks	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate.	FN-CB-000.B	Refer to ‘Consolidated annual accounts‘ in Auditor's report and consolidated financial statements.

Annual report 2020	Contents

[Page intentionally left blank] 1 of 4

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 2 of 4

Annual report 2020	Contents

[Page intentionally left blank] 3 of 4

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 4 of 4

Annual report 2020	Contents
Corporate
governance

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Structure of our corporate governance report
On 12 June 2018, the CNMV (Spanish stock market authority) approved new models for annual reports on corporate governance and remuneration, allowing companies to draft them in an open format.
Thus, our corporate governance report (comprising this chapter) follows since then an open format. This includes:
→ Legally-required content for the corporate governance report.
→ Reports on the activities of board committees. See sections 4.4 to 4.10.
→ Annual report on directors’ remuneration, which we are required to prepare and submit to a non-binding vote at our 2021 annual general meeting. See section 6 'Remuneration'.
→ Directors’ remuneration policy. See section 6.4 'Directors’ remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.
→     Cross references to find the information for each section of the corporate governance and remuneration reports in the CNMV's required format in this and other chapters of the annual report. See sections 9.1 'Reconciliation with the CNMV’s corporate governance report model' and 9.4 'Reconciliation with the CNMV’s remuneration report model'.
→      Cross references to find the information supporting each response to all recommendations in the CNMV'S Good Governance Code for Listed Companies (Spanish Corporate Governance Code) in the 2020 corporate governance and other chapters of this annual report. See section 9.3 'Table on compliance with and explanations of recommendations on corporate governance'.

Annual report 2020	Contents
1. 2020 Overview

'Maintaining high standards of governance is critical to enabling our strategy and long-term success. The covid-19 global health crisis has resulted in economic and social distress on a scale that we have not seen in generations. The board acted swiftly and decisively from the outset of the pandemic in support our customers, maintain the strength of capital and liquidity position and ensure the effectiveness of the risk management and compliance processes. The response of the Group provided positive affirmation of its business and governance model in the face of extraordinary challenges
Despite the crisis, we continued to progress our governance goals and preserve strong governance disciplines demonstrating effective oversight and control across the Group. Board refreshment continued during the year, strengthening our skills and diversity with the appointment of Luis Isasi, Sergio Rial, R. Martín Chávez and Gina Díez. On behalf of the board, I would like to thank Ignacio Benjumea, Esther Giménez-Salinas, Rodrigo Echenique and Guillermo de la Dehesa for their invaluable service to the board and the Group.
As part of our commitments of maintaining high governance standards, this year we engaged an external independent expert to conduct the assessment of the board and its committees which has provided a fresh perspective on areas for improvement.
Effective succession planning of our board directors and members of senior management remains a priority. This year we refreshed our senior managers succession policy and commissioned a review of our succession plans methodology from an external independent advisor who confirmed that our processes are aligned with best industry practice.
We introduced new governance models for the One Santander in Europe initiative and for PagoNxt to promote key strategic goals and support our growth plans.
We will remain committed to working together effectively to improve our governance, providing robust oversight of the Group to achieve our purpose'.
Bruce Carnegie-Brown, Lead independent director

1.1 Board skills and diversity
Appointments in 2020
In 2020 a number of changes were made to the board’s composition to further enhance its diversity and strengthen its skills, specifically those identified as desirable in prior board evaluations. As at December 2020, the board comprised 40% of women, meeting its target of 40-60% minimum and maximum representation of either gender, ahead of the 2021 timeline. The main board changes in 2020 were as follows:

•Luis Isasi was appointed external director at our annual general meeting held on 3 April 2020 (April 2020 AGM) to fill the vacancy left by Guillermo de la Dehesa. See section 3.4 'April 2020 AGM'. Mr Isasi has a strong track record in finance, retail and investment banking, and capital markets.
He held executive roles at JP Morgan in New York and First National Bank of Chicago in London. In 1987, he joined Morgan Stanley, where he was managing director of investment banking for Europe and chairman and country head for Spain. He has vast experience in many sectors and

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
international markets, as well as a wide institutional network within Spain. See section 4.1 'Our directors'.
•Sergio Rial was appointed executive director at the April 2020 AGM to fill the vacancy left by Ignacio Benjumea. See section 3.4 'April 2020 AGM'.
Mr Rial joined Santander in 2015 as chairman of the board of directors of Banco Santander (Brasil), S.A. He is currently the regional head for South America as well as chief executive officer (CEO) and vice-chairman of Banco Santander (Brasil), S.A. He brings extensive executive experience in banking and finance, and has a deep understanding of Latin American markets, especially Brazil. His nationality and background in multinational groups across geographical areas and sectors, such as Cargill Inc., Seara Foods and Marfrig Global Foods, increase the board’s international diversity and experience and give it a valuable perspective on environmental and social issues. See section 4.1 'Our directors'.
•R. Martín Chávez was appointed independent director at the annual general meeting held on 27 October 2020 (October 2020 AGM) to fill the vacancy left by Esther Giménez-Salinas. See section 3.5 'October 2020 AGM'.
Mr Chávez was Chief technology officer (CTO) and co-founder of Quorum Software Systems, global head of energy derivatives at Credit Suisse Financial Products and CEO and co-founder of Kiodex. In 2005, he joined Goldman Sachs, where he was a partner from 2006 to 2019 and held various executive positions during his tenure. He brings extensive knowledge of the global financial and information technology (IT) sectors to enhance the board's digital capabilities. He also enhances the geographical and international diversity. See section 4.1 'Our directors'.
•Gina Díez was co-opted as an independent director on 22 December 2020 to fill the vacancy left by external director Rodrigo Echenique. The board submitted her nomination to our annual general meeting called for 25 or 26 March 2021, at first or second call respectively (2021 AGM) for ratification. See section 3.6 'Our coming 2021 AGM'.
Ms Díez is the founder and president of Grupo Diarq and Universidad Centro and served as an independent director of Banco Santander México. She contributes to the board’s gender and geographic diversity, and brings broad international experience. She has substantial knowledge of one of the group’s key strategic markets, Mexico. Her expertise spans numerous sectors (real estate, education, banking), and responsible business and sustainability. See section 4.1 'Our directors'.
The above changes have enhanced the board’s financial, technological and digital capabilities and international diversity, bolstering experience in very significant markets for the group (such as Brazil, the US and Mexico) and ensuring the board is well placed to deliver on our current and future strategies.
With the addition of Gina Díez, 40% of the board members are women, in line with the gender equality target set by the board for 2021, which was first achieved in 2019. The proportion of independent board members has risen to 66.67%.

Renewal of the board
Stepping down	Taking up role
Guillermo de la Dehesa (external)	Luis Isasi (external)
Ignacio Benjumea (external)	Sergio Rial (executive)
Esther Giménez-Salinas (independent)	R.Martín Chávez (independent)
Rodrigo Echenique (external)	Gina Díez (independent)
The board’s renewal is underpinned by a structured induction programme tailored for each newly appointed director to support them in assuming their new role in Banco Santander, whilst addressing any development needs identified, where applicable, during the recruitment process. See 'Training of directors and induction programmes for new directors' in section 4.3.
Strong succession planning
Succession planning is a key element of our good governance as it ensures orderly leadership transitions, as well as board continuity and stability. It is a yearly cycle with a well-defined methodology and timelines, and a clear allocation of responsibilities. We also use specific performance indicators and review them each year. The nomination committee and board provide input to the plans and review performance as part of regular updates. The strength of the pipeline for each position is based on the number of candidates and how immediately qualified they are, with development and training plans in place where required.
We refreshed our succession policy for managerial roles throughout the group and our policy for the selection, suitability assessment and succession of directors. The changes aim to boost talent pipelines across functions, with diversity a priority. We also assessed succession plans for key geographies and implemented a new selection process for top executives.
Given the importance that the Group places in succession planning, an external opinion was sought in relation to our succession policy and associated succession processes. The review concluded that succession arrangements and framework for the board and critical roles throughout the Group meet regulatory requirements and align with industry best practice. See section 1.5 ‘Achievement of our 2020 goals’.
1.2 Board effectiveness
Covid-19
In 2020, the pandemic’s unprecedented effect on health and the global economy required a rapid, coordinated and sustained response from Grupo Santander to safeguard the interests of our business and broader stakeholders.
The board and its committees, which continued their oversight of planned business initiatives, held extraordinary meetings to check on immediate, tactical crisis management efforts:

Annual report 2020	Contents
•The board approved the voluntary 50% reduction of the chairman and CEO maximum remuneration (salary and bonus) for 2020 in relation to their remuneration in 2019 and the 20% reduction in board of directors' annual allotment and attendance fees for the balance of 2020, with effect from 1 April 2020, with the amounts saved being allocated to finance relief efforts to address the impact of covid-19. See section 1.3 'Alignment of executive compensation with the Group objectives and the covid-19 crisis'.
•The board cancelled the final dividend for 2019 and the dividend policy for 2020 on 2 April, on the European Central Bank (ECB)’s recommendation to financial institutions amid unparalleled uncertainty.
•Shareholders gave their approval to resume dividend payments at the October 2020 AGM with a dividend for the equivalent of EUR 0.10 per share in newly issued shares against the 2019 results, as well as a payment in 2021 of up to EUR 0.10 per share as remuneration against 2020. The latter is contingent on the ECB's approval and recommendations, a common equity tier 1 (CET1) ratio maintained within or above our target range of 11-12%, and the total payment not exceeding 50% of our consolidated ordinary (underlying) profit. On 3 February 2021, Banco Santander made public its 2020 results and the board's intention to pay a cash dividend of €2.75 cents per share as shareholder remuneration for 2020, the maximum allowed in accordance with the limits set by the ECB recommendations. This dividend will be paid under the resolution of the October 2020 AGM mentioned above. See section 3.3 'Dividends'.
•In June, the audit committee approved the internal audit covid-19 edition plan. It adds flexibility and rigour to oversight whilst recognizing the impact of covid-19 on group-wide internal audit.
Digital transformation
Given the impact of the new disruptive platforms on the transformation of many industries, Grupo Santander aims to become the best open financial services platform, acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities in a way that is Simple, Personal and Fair.
During 2020, we ramped up our digital strategy through the approval of One Santander, which provides a common, group-wide business and operational platform with an initial focus on Europe; and with PagoNxt, which combines our most disruptive payment businesses into a single, autonomous company.
Group and subsidiary board connectivity
Strengthening the links between the group board of directors and the subsidiaries is key to effective governance oversight and common values, ethics, controls and key business matters. In 2020, the global pandemic heightened the need for effective cross-border collaboration, which our proven Group Subsidiary Governance Model (GSGM) supports. This governance model is strengthened by the fact that a number of Group non-executive directors also sit on the boards of our principal units: Luis Isasi at Santander España, Álvaro Cardoso at Banco Santander (Brasil), S.A. Homaira Akbari at Santander Consumer USA Holdings Inc. and Bruce Carnegie-Brown at Santander UK plc and Santander UK Group Holdings plc. See section 7. 'Group structure and internal governance'.
Furthermore, and as in the previous year, the audit committee chairman held two virtual conventions with fellow committee members and subsidiary audit committee chairs:
•On 15 July, the session covered group internal audit challenges, financial information process and internal Sarbanes-Oxley control, independent external audit challenges and reflections on 2021 priorities.
•On 19 November, the session covered the membership and profile of group audit committees, risk provisioning and emerging trends for group audit committees.
Similar meetings followed in previous years with subsidiary risk committee chairs in September 2018 and audit committee chairs in May 2019.
Feedback from participants has reinforced the value of the meetings, confirming that they foster the group’s coordinated approach and cross-border collaboration on key issues. More meetings are planned for 2021 onwards.
Action plan 2020 following the board's assessment
The board undergoes a yearly performance review. Its 2019 assessment covered its composition and organization, dynamics and internal culture, and committees’ performance, as well as each director’s performance and contribution. The resulting action plan enhanced the board’s performance in 2020 with:
•More expertise in finance, auditing, technology and coverage of Latin American markets in its composition.
•Balanced focus on regulatory compliance and strategy in an increasingly demanding and uncertain economic and geopolitical environment.
•The timeliness of circulating relevant documents submitted to the board for analysis on the board and the committees, facilitating effective challenge and debate.
•Training and upskilling programmes for directors to ensure the proper performance of their duties and give opportunities to interact with executives.
•Optimal contribution from each board committee.
The action plan which was completed in 2020 was supervised by the nomination committee. The board was regularly informed about its progress.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
1.3 Alignment of executive compensation with the Group objectives and the covid-19 crisis
In 2020, the board of directors worked to ensure that the Group’s financial position was secure, complying with the regulatory requirements for capital and risk, and at the same time directly supported the communities in which the Group is present. As regards compensation, the quantitative and qualitative metrics in our variable remuneration scorecard have allowed the Board of directors and the remuneration committee to fix variable remuneration that is aligned with the risks, capital, clients’ base and ordinary results situation of the Group.
In addition, the Group has aligned its governance and practices in 2020 to ensure that compensation is managed in a conservative way. The board, upon recommendation from the remunerations committee, approved the voluntary 50% reduction of the chairman and CEO maximum remuneration (salary and bonus) for 2020 in relation to their remuneration in 2019 and the 20% reduction in board of directors' annual allotment and attendance fees for the balance of 2020, with effect from 1 April 2020, with the amounts saved being allocated to finance relief efforts to address the impact of covid-19. In addition, to ensure that remuneration aligns with the results delivered, budget targets and metrics were not adjusted for covid-19 conditions. This resulted in a 74% reduction of the executive chairman's variable remuneration and in a 79% reduction of the chief executive officer's variable remuneration, after the exceptional adjustment agreed by the board to comply with the reduction commitment mentioned above, and 32.6% reduction of bonus pools for the top two executive segments in the Group (c.250 employees).
1.4 Active shareholder engagement during the pandemic
Since the beginning of the health crisis we have put in place mechanisms to enable the full exercise by shareholders of their rights while at the same time protecting their health and maintaining engagement with them.
The pandemic struck hard in March, when we had already called our April 2020 AGM, forcing us to make exceptional decisions to adapt to the restrictions imposed by the authorities.
Our board’s monitoring of the pandemic, and its speed in making the right call as restrictions on movement and meetings were imposed, was key to providing our shareholders with all necessary April 2020 AGM-related information.

The strength and flexibility of our corporate governance, which has allowed remote attendance at the annual general meetings since 2005 through our software application, made it possible to hold the April 2020 AGM exclusively remotely, avoiding the damage that would have been caused by cancelling it, as well as complying with all our corporate obligations without detriment to the rights of our shareholders. Thanks to this, shareholders were able to request clarifications, take the floor and put forward proposals for items not included on the agenda at the April 2020 AGM. See section 3.4 'April 2020 AGM'.
In October 2020, we held another general meeting to approve the application of the 2019 results. This item was removed from the April 2020 AGM agenda and deferred to a later general meeting on the recommendation of the ECB due to the health and economic crisis. See sections 3.3 'Dividends' and 3.5 'October 2020 AGM'.
The October 2020 AGM was held in a context of restrictions on capacity, movement and non-essential activities in which authorities advised against moving around. Although some shareholders decided to attend in person, the option to do so remotely allowed them to participate remotely on this occasion as well with a real-time connection to the meeting location, as well as to exercise their rights as they saw fit. The protocol followed at the October 2020 AGM to deal with the covid-19 restrictions was certified by AENOR.
In addition, shareholders were also able to participate in the April 2020 AGM and October 2020 AGM (2020 AGMs) through our channels of proxy-granting and distance voting by electronic means, which include our digital platform, mobile application and telephone line, as well as a live broadcast on our website.
Our digital transformation and advances in IT over recent years in our remote assistance application and distance participation channels for the general meetings allowed us to react to the covid-19 crisis with maximum efficiency.
In addition, during the pandemic we increased our communication to shareholders through all our information disclosure channels. The Shareholder and Investor Relations team organized meetings, virtual events and specific campaigns with our shareholders to maintain direct communication with them and encourage their informed participation in the 2020 AGMs, but at the same time mitigating their exposure to the health risks of the pandemic. This allowed us to retain shareholder confidence, as reflected in the voting on the proposals submitted to the 2020 AGMs. See sections 3.4 'April 2020 AGM' and 3.5 'October 2020 AGM'.

Annual report 2020	Contents
1.5 Achievement of our 2020 goals
The 2019 annual report disclosed our corporate governance goals and priorities for 2020. The following chart describes how we delivered on each priority.

2020 goals	How we have delivered
Santander share
With a view to creating long-term value for shareholders, the board will supervise and support the managers in applying our strategy to make sure total shareholder returns properly reflect the Group’s solvency, results, corporate culture and sustainable growth.
The uncertainty caused by covid-19 had a short-term impact on our share price. But we delivered solid results thanks to our scale, our focus on customers and our diversification, highlighting our good credit quality, strong capital generation capacity and our work to help customers and communities cope with the crisis.
Amid the pandemic, Banco Santander’s share price fell 29.0%, while the Stoxx Europe 600 Banks index fell 24.5%. Several vaccines announced since November brought a wave of optimism, causing investment capital to rotate towards more cyclical industries, particularly banking. In Q4, the Stoxx Europe 600 Banks index rose 30.9%, with Santander’s share price rising 65.6%.

Strong succession plans
In 2020, succession planning will continue to be a key priority in order to ensure a reliable pipeline of candidates at all times. We will proactively identify successors, implement any training plans needed to handle any succession event effectively. Performance indicators in our succession plans will continue to help us deliver intended outcomes and supervise risks implied in the succession of directors and other key roles constantly. Regular reporting to the board keeps it informed about the process, its risks and its results at all times.
Succession planning remained a priority in 2020. We reinforced the strength of the pipeline of candidates to ensure effective and robust succession planning through the assessment of them in core geographies, refreshing succession plans for senior managers.
In 2020, key governance bodies held functional succession meetings, building a strong pipeline of candidates with 24% more women identified as successors than in 2019. Succession plans were set for 340 roles across the group, up from 335 in 2019. 89% of the positions covered have a strong succession pipeline (an increase from 84% in 2019). We have at least two successors who could be immediately ready, or one successor who could be immediately ready and two successors who could be ready in one to two years.
A review conducted on board and executive succession planning by an independent third party confirmed their alignment with regulatory requirements and industry best practice.

Remuneration policies adapted to the new business environment
The remuneration structures and schemes for our executives must consider environmental, social and governance-related performance indicators that are simple, transparent, measurable and aligned with our public responsible banking commitments.
Remuneration policies that are effective and adapted to our culture and values as well as the expectations of investors and other stakeholders, are essential to our strategy for sustainable growth.

During 2020 we have maintained a strong governance of remuneration in light of covid-19 conditions (see section 1.3 ‘Alignment of executive compensation with the Group objectives and the covid-19 crisis’). In addition, the remuneration committee and the board of directors have taken into account responsible banking factors for setting the 2020 remuneration through the qualitative adjustments provided for in the remuneration policy.
Likewise, we have simplified the executive compensation framework that will apply from 2021, by reducing the number of metrics used in the pool calculation from 7 to 4, combining simplicity with the acknowledgment of the most relevant aspects for clients, results, financial strength and the appropriate management of the risk of the entity.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

2020 goals	How we have delivered
Communication with shareholders and investors as part of their engagement with the Group
Closer engagement and dialogue through the channels and engagement activities mentioned in our policy on communication and engagement with shareholders and investors will both encourage them to exercise their rights and give them the information they expect and provide them with new opportunities to be involved in our corporate governance in an effective and sustainable manner in the long term, in accordance with the laws transposing the EU directive on shareholders’ rights and related implementing regulations.
If we maximise the disclosure and quality of the economic-financial information we publish in a transparent and effective manner, we can retain the long-term trust of our investors and society.

The pandemic stood out in our communication and engagement with shareholders and investors in 2020. In application of our internal policy (updated in February 2020), we implemented specific actions to meet our retail and institutional shareholders’ expectations, facilitating their involvement in our corporate governance despite the circumstances. See section 1.4 'Active shareholder engagement during the pandemic'.
The nomination committee oversaw communication with shareholders and proxy advisors, as well as the results of votes at the 2020 AGMs, to further improve our corporate governance system. Our corporate communication framework, which establishes the key processes on communication of economic-financial, non-financial and corporate information throughout Group, helps maximize the disclosure and quality of the information we make available to the market. See section 3.1 'Shareholder engagement'.

Strategy to address climate-change risks and opportunities
We will supervise the fulfilment of our public climate change commitments, add environmental criteria to the group’s governance and risk management, and report on our progress transparently.
Transition towards a green economy by financing sustainable projects, namely renewable energy projects, that promote a low-carbon economy and by supporting the development of sustainable and smart infrastructures will be very important in the board’s agenda.

The responsible banking, sustainability and culture committee discussed climate change throughout 2020 to ensure we were upholding our climate commitments (see section 'Sustainable finance' in the 'Responsible banking' chapter). This includes embedding climate change considerations in our risk management policies and processes, as well as in developing products and engaging with our customers to support their journey towards a low-carbon economy.
In particular, the responsible banking, sustainability and culture committee closely monitored how we were addressing our commitments regarding our own environmental footprint and green finance, and developing and implementing a strategy to fulfil the Collective Commitment to Climate Action to align our portfolios to the Paris Agreement on climate change.
The responsible banking, sustainability and culture committee also oversaw the definition and implementation of a road map to act on the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) and supervisors and regulators' expectations and requirements.
See section 4.9 'Responsible banking, sustainability and culture committee activities in 2020' and the 'Responsible banking' chapter for more details.

At the forefront of the best national and international practices
In 2020, we will continue to heed recommendations from supervisors and guidelines of national and international organizations so that the operations and internal regulations of our governing bodies always follow best practice.
In particular, we will review any amendments to the Spanish Corporate Governance Code that may be approved. Its initial proposal is in line with our corporate governance framework in regard to communication and engagement with shareholders and investors, director diversity and suitability assessments, executive committee composition, board organization and sustainability.

We closely followed the recommendations from supervisors and guidelines of national and international organizations. In particular, we complied with all ECB recommendations on dividend distribution. See section 3.3 'Dividends'.
Likewise, we adapted our corporate governance framework to the revision of the Spanish Corporate Governance Code, made in June 2020. Among the salient actions we carried out were the revision of the Rules and regulations of the board, and modification of the composition of the responsible banking, sustainability and culture committee, now formed entirely by non-executive directors. See 'Rules and regulations of the board' in section 4.3. We also adapted our whistleblowing channel, now accessible from our website and to anyone related to Banco Santander.
These actions allowed us to fully comply with 60 of the 61 recommendations of the Spanish Corporate Governance Code that apply to us, and partial compliance with the remaining recommendation. See section 9.3 'Table on compliance with or explanations of recommendations on corporate governance'.

Annual report 2020	Contents
1.6 Priorities for 2021
Our board’s priorities for 2021 are:
•Long-term shareholder value
Focusing on long-term shareholder value as well as supervising and supporting the management team in implementing our strategy, so that shareholder returns appropriately reflect the group's solvency, results, corporate culture and sustainable growth.
•Covid-19
Overseeing our response to the pandemic and our risk management of the economic crisis. It will prioritize the wellbeing of our employees, customers and shareholders by supporting our communities and continuing to build trust, underpinned by the strength of our business model, our strategy and the robust leadership of our teams.
•Strategic growth initiatives
Working on the group’s strategic growth priorities, which are critical to becoming the world’s best open financial services platform. Our initiatives include: One Santander, which is a common operational and business model created to transform the way we serve our customers, providing a simpler and enhanced customer experience; PagoNxt, which is an autonomous global payment platform to combine our payments businesses and banks around the world, accelerating the deployment of payment solutions to our customers globally, and is critical to building One Santander; and the digital consumer bank, integrating our fast-growing consumer lending business, Santander Consumer Finance (SCF), with Openbank to transform our digital proposition.
•Responsible Banking – embedding ESG in all we do
Driving Santander’s efforts to deliver profit with a clear purpose, to help people and businesses prosper in the years ahead, and to build a more responsible bank. It will also oversee the implementation of its decisions to support the Paris Agreement targets and focus on delivering the targets we set for ourselves; to raise and facilitate EUR 120 billion in green finance, and to financially empower 10 million people, by 2025.
•High governance standards
Maintaining high standards of governance to fulfil our strategy and ensure long-term success. This will help ensure our ongoing effectiveness and alignment with best practice. In particular, it will continue to instil strong governance disciplines as a key enabler to effective oversight and control across the group, making sure our corporate governance framework takes into account supervisory body recommendations as well as national and international guidelines.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
2. Ownership structure
→ Broad and balanced shareholder base
→ A single class of shares
→ Authorised capital in line with best practices providing the necessary flexibility

2.1 Share capital
Our share capital is represented by ordinary shares, each with a par value of 0.50 euros. All shares belong to the same class and carry the same rights, including voting and dividends.
There are no bonds or securities that can be converted into shares other than contingent convertible preferred securities (CCPS), which are mentioned in section 2.2 'Authority to increase capital'.
At 31 December 2020, Banco Santander had a share capital of EUR 8,670,320,651 represented by 17,340,641,302 shares.
The share capital was amended only once in 2020, through a capital increase on 3 December to allow for remuneration of EUR 0.10 per share in newly issued shares. This was announced by the board on 29 July after it had postponed in March the decision on the application of results for the 2019 financial year on the ECB’s 27 March recommendation in light of the covid-19 pandemic. With this increase, which had been approved at the October 2020 AGM, Banco Santander issued a total of 722,526,720 new shares representing 4.35% of the share capital. These new shares began trading on 11 December. See section 3.5 'October 2020 AGM'.
We have a broad and balanced shareholder structure. At 31 December 2020, Banco Santander’s had 4,018,817 shareholders, distributed by type of investor, geographic region and number of shares as follows:

Type of investor
% of share capital
BoardA	1.05%
Institutional	58.10%
Retail	40.85%
Total	100%
A. Shares owned or represented by directors. For further details on shares owned and represented by directors, see 'Tenure and equity ownership' in section 4.2 and subsection A.3 in section 9.2 'Statistical information on corporate governance required by the CNMV'.

Continent
% of share capital
Europe	76.03%
Americas	22,32%
Rest of the world	1.65%
Total	100%

Number of shares
% of share capital
1-3,000	8.76%
3,001-30,000	17.71%
30,001-400,000	12.55%
Over 400,000	60.98%
Total	100%
2.2 Authority to increase capital
Under Spanish law, only shareholders at the general meeting have the authority to increase share capital. However, they may delegate the authority to approve or execute capital increases to the board of directors. Our Bylaws are fully aligned with Spanish law and do not establish any different conditions for share capital increases.
As of 31 December 2020, our board of directors had received authorisation from shareholders to approve or carry out the following capital increases:
•Authorised capital to 2023: at our April 2020 AGM, the board was authorised to increase share capital on one or more occasions by up to EUR 4,154,528,645.50 (50% of capital at the time of the April 2020 AGM or approximately 8.3 billion shares representing 47.92% of the share capital at 31 December 2020). The board was granted this authorisation for three years (until 3 April 2023).
Consequently, the board can issue shares for cash consideration with or without pre-emptive rights for shareholders, and for capital increases to back any convertible bonds or securities issued under its authority granted by the April 2020 AGM.
Shares without pre-emptive rights under this authority can be issued up to EUR 830,905,729 (10% of capital at the time of the April 2020 AGM or approximately 1,661 million shares representing 9.58% of the share capital at 31

Annual report 2020	Contents
December 2020). However, this limit on issuing shares without pre-emptive rights do not apply to capital increases to convert CCPS (which can only be converted into newly-issued shares when the CET1 ratio falls below a predetermined threshold). Thus far, the board has not used this authority up to date.
•Capital increases approved for contingent conversion of CCPSs: we issued contingent convertible preferred securities that qualify as regulatory Additional Tier 1 (AT1) instruments and would be converted into newly-issued shares if the CET1 ratio fell below a predetermined threshold. Each issue is therefore backed by a capital increase approved under the authorisation granted to the board by shareholders. The chart below shows the outstanding CCPSs at the time of this report, with details about the capital increase resolutions that back them. These capital increases are therefore contingent and have been delegated to the board of directors. The board of directors is authorised to issue additional CCPSs and other convertible securities and instruments in accordance with the annual general meeting held on 12 April 2019 (2019 AGM) resolution that allows convertible instruments and securities to be issued for up to EUR 10 billion or an equivalent amount in another currency (of which EUR 1.5 bn were issued on 14 January 2020 as shown in the table below). Any capital increase to allow any such CCPS or other convertible instruments or securities to be converted would be approved under the authority mentioned in this section under 'Authorised capital to 2023' or under a future renewal of such authority.
•Scrip dividend authority: at our April 2020 AGM, shareholders approved a capital increase against reserves for a potential scrip issue (under the Santander Dividendo Elección scheme) as part of the shareholder remuneration against 2020 earnings, delegating the power to execute this increase to the board of directors within one year. As explained in section 3.3 'Dividends' the remuneration against 2020 earnings will be in cash. Thus, the board of directors intention is not to use this authorization and let it expire on 3 April 2021.

Issues of contingent convertible preferred securities
Date of issuance	Nominal amount	Discretionary remuneration per annum	Conversion	Maximum number of shares in case of conversion A
11/09/2014	EUR 1,500 million	6.25% for the first seven years	If, at any time, the CET1 ratio of Banco Santander or the Group is less than 5.125%	299,401,197
25/04/2017	EUR 750 million	6.75% for the first five years		207,125,103
29/09/2017	EUR 1,000 million	5.25% for the first six years		263,852,242
19/03/2018	EUR 1,500 million	4.75% for the first seven years		416,666,666
08/02/2019	USD 1,200 million	7.50% for the first five years		388,349,514
14/01/2020	EUR 1,500 million	4.375% for the first six years		604,594,921
A.    The figure corresponds to the maximum number of shares that could be required to cover the conversion of these CCPS, calculated as the quotient (rounded off by default) of the nominal amount of the CCPS issue divided by the minimum conversion price determined for each CCPS (subject to any antidilution adjustments and the resulting conversion ratio).
2.3 Significant shareholders
At 31 December 2020, no shareholder held more than 3% of Banco Santander’s total share capital (which is the threshold generally provided under Spanish regulations for a significant holding in a listed company to be disclosed). Even though at 31 December 2020, certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (13.54%),The Bank of New York Mellon Corporation (8.25%), Chase Nominees Limited (7.74%), EC Nominees Limited (3.55%), BNP Paribas (3.07%) and Caceis Bank (3.01%).
On 24 October 2019 BlackRock Inc., asset manager, reported to the CNMV its significant holding of voting rights in Banco Santander (5.426%). It also specified that it was holding shares on behalf of a number of funds or other investment entities, none of which exceeded 3% individually. No changes have been communicated since then. There may be some overlap in the holdings declared by the above mentioned custodians and asset manager.

At 31 December 2020, neither our shareholder registry nor the CNMV's registry showed any shareholder residing in a tax haven with a shareholding equal to, or greater than, 1% of our share capital (which is the other threshold applicable under Spanish regulations).
Our Bylaws and the Rules and regulations of the board of directors lay down an appropriate system for analysing and approving related-party transactions with significant shareholders. See section 4.12 'Related-party transactions and conflicts of interest'.
2.4 Shareholders’ agreements
In February 2006, various persons linked to the Botín-Sanz de Sautuola y O’Shea family entered into a shareholders’ agreement that set up a syndicate for their shares in Banco Santander. CNMV was informed of this agreement and the subsequent amendments the parties made. This information can be found on the CNMV website.
The main provisions of the agreement are:
•Transfer restrictions: except when the transferee is also a party to the agreement or the Fundación Botín, any transfer of Banco Santander shares expressly included in the

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
agreement requires prior authorisation from the syndicate meeting, which can freely authorise or reject it. These transfer restrictions apply to the shares they expressly cover under the agreement and to shares subscribed for, or acquired by, syndicate members in exercising any subscription, bonus share, grouping or division, replacement, exchange or conversion rights that pertain or are attributed to, or derive from, those syndicated shares.
•Syndicated voting: under the agreement, the parties will syndicate and pool the voting rights attached to all their shares in Banco Santander, so that syndicate members may exercise them and, in general, act towards Banco Santander in a concerted manner, in accordance with the instructions and indications and the voting criteria and orientation established by the syndicate. This covers the shares subject to the transfer restrictions mentioned above as well as any voting rights attached to any other Banco Santander shares held either directly or indirectly by the parties to the agreement, and any other voting rights assigned to them by virtue of usufruct, pledge or any other contractual title, for as long as they hold those shares or are assigned those rights. For this purpose, representation of the syndicated shares is attributed to the chair of the syndicate, who will be the chairman of the Fundación Botín (currently, Javier Botín, one of our directors and our Group executive chairman's brother).
The agreement initially terminates on 1 January 2056, but will be automatically extended for additional 10-year periods unless one of the parties notifies of their intention not to extend six months before the initial term or extension period ends. The agreement may only be terminated early if all the syndicated shareholders agree unanimously.
At 31 December 2020, the parties to the shareholders' agreement held 100,025,942 shares in Banco Santander (0.58% of its capital), which were therefore subject to the voting syndicate. They include 80.355.819 shares (0.46% of its capital) that are also subject to the transfer restrictions.
Subsection A.7 of section 9.2 'Statistical information on corporate governance required by the CNMV' contains the list of parties to the shareholders´ agreement and the relevant information filed with CNMV.
2.5 Treasury shares
Shareholder approval
The acquisition of treasury shares was last authorized at our April 2020 AGM, for five years and subject to the following provisions:
•Treasury shares held at any time cannot exceed 10% of Banco Santander's share capital, which is the legal limit set under the Ley de Sociedades de Capital (Spanish Companies Act).
•The purchase price cannot be lower than the nominal value of the shares nor exceed 3% of the last trading price in the Spanish market for any trades in which Banco Santander does not act on its own behalf.
•The board may establish the purposes for and the procedures through which the authorization may apply.
Treasury shares policy
On 27 October 2020, the board approved the current treasury shares policy, which dictates that treasury share transactions may be carried out for these purposes:
•Provide liquidity or supply of securities in the market for Banco Santander shares, which gives this market depth and minimizes any temporary imbalances in supply and demand.
•Take advantage for the benefit of all shareholders of weakness in the share price in relation to its medium-term outlook.
•Meet our obligations to deliver shares to our employees and directors.
•Serve any other purpose authorized by the board within the limits set at the general meeting.
Among other things, the policy also provides for:
•The principles to uphold in treasury share trades, which include protecting financial markets' integrity and prohibiting market manipulation and insider trading.
•The operating rules on how treasury share trades must be carried out, unless in exceptional circumstances as per the policy. These rules include:
•Responsibility for execution of these trades, which falls on the Investments and Holdings department, kept separate from the rest of Santander.
•Venues and types of trades. Trades must generally be carried out in the orders market of the mercado continuo (continuous market) of Spanish stock exchanges.
•Volume limits, which in general must not exceed 15% of the average daily trading volume for Banco Santander shares in the previous 30 sessions in the mercado continuo.
•Price limits. In general, (a) buy orders should not exceed the greater of the price of the last trade in the market between independent parties or the highest price in a buy order in the order book and (b) sell orders should not be lower than the lesser of the price of the last trade in the market by independent parties and the lowest price in a sell order in the order book.
•Time limits, including a 15-day black-out period that applies before each quarterly results presentation.
•Disclosure to the markets of treasury shares trading.
The policy applies to the discretionary trading of treasury shares. It does not apply to transactions in Banco Santander shares carried out to hedge market risks or provide brokerage or hedging for customers.
The full treasury shares policy is at Banco Santander's corporate website.

Annual report 2020	Contents
Activity in 2020
As of 31 December 2020, Banco Santander and its subsidiaries held 28,439,022 shares, which represented 0.164% of share capital (compared to 8,430,425 at 31 December 2019, then representing 0.051% of share capital).
The chart below summarizes the monthly average proportion of treasury shares to share capital throughout 2020 and 2019.

Monthly average of daily positions in treasury shares
% of Banco Santander’s share capital at month end
	2020	2019
January	0.09%	0.07%
February	0.06%	0.02%
March	0.11%	0.01%
April	0.17%	0.01%
May	0.17%	0.02%
June	0.15%	0.02%
July	0.15%	0.02%
August	0.17%	0.03%
September	0.17%	0.04%
October	0.18%	0.04%
November	0.17%	0.05%
December	0.16%	0.05%
In 2020, the Group's treasury share trades consisted of the following values:

Acquisitions and transfers of treasury shares in 2020
	Acquisitions				Transfers
EUR (except number of shares)	Number of shares	Total par value	Total cash amount	Average purchase price	Number of shares	Total par value	Total cash amount	Average purchase price	Profit (loss) net of taxes
Discretionary trading	51,678,265	25,839,133	143,415,000	2.83	31,669,373	15,834,687	104,550,000	3.30	1,193,000
Client induced trading A	250,301,349	125,150,675	614,843,000	2.46	250,301,349	125,150,675	614,843,000	2.46	0
Total	301,979,614	150,989,807	758,258,000	2.51	281,970,722	140,985,361	719,393,000	2.56	1,193,000
A. Transactions in Banco Santander shares carried out to hedge market risks or provide brokerage or hedging for customers.
The chart below shows significant changes in treasury shares that required disclosure to the CNMV in the year. Companies must report to the CNMV when purchases of treasury shares exceed 1% of the total voting rights (without discounting sales or transfers) or there is a change in the number of total voting rights.

Significant changes in treasury shares in 2020A
	% of voting rights represented by shares
Reported on	acquired since last notice	transferred since last notice	held at reference date of notice
25/03/2020B	1.032%	0.89%	0.23%
11/11/2020	1.002%	1.048%	0.185%
21/12/2020	0.162%	0.184%	0.157%
A.    Percentages calculated with share capital at the date of disclosure.
B.    This notice was corrected by disclosures dated 26 March 2020 and 11 November 2020. Data shown as corrected.
2.6 Stock market information
Markets
Banco Santander shares are listed on Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia, under the trading symbol 'SAN'), the New York Stock Exchange (NYSE) as American Depositary Shares (ADS) under the trading symbol 'SAN' (each ADS represents one Banco Santander share), the London Stock Exchange as Crest Depositary Interests (CDI) under trading symbol 'BNC' (each CDI represents one Banco Santander share), the Mexican Stock Exchange under the trading symbol 'SAN', and the Warsaw Stock Exchange under the trading symbol 'SAN'.
Share price performance
Government measures to contain the health crisis ensuing from the rapid spread of covid-19 had a very severe economic effect that caused GDP to plummet in the first half of the year like never before. Monetary policies quickly adopted by

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
central banks and the fiscal stimulus packages governments put in place countered the economic slowdown and reduced financial tensions.
Relaxation of lockdowns helped market confidence and economic activity recover in the third quarter. Still, activity was slower than expected owing to new outbreaks and fears of new lockdown measures, which dragged the stock markets down.
During the year, the main indices performed better than the banking sector, which was under the influence of recommendations the ECB, the Bank of England, the Federal Reserve and other central banks had issued at the start of the pandemic to limit dividend payouts and share buybacks.
In this context, the Ibex 35 in Spain declined 15.5%; the DJ Stoxx 50 in Europe, 8.7%; DJ Banks, 24.5% and the MSCI World Banks,14.2%.
Market capitalisation and trading
By 31 December 2020, Santander’s market capitalization of EUR 44,011 million was the second largest in the eurozone and 32nd largest in the world among the financial institutions.
19,080 million shares traded in the year for an effective value of EUR 45,034 million and a liquidity ratio of 115%.

The Banco Santander share
2020		2019
Shares (million)	17,340.6	16,618.1
Price (EUR)
Closing priceA	2.538	3.575
Change in the price	-29.0%	-6.1%
Maximum for the periodA	3.799	4.487
Date of maximum for the period	17/2/2020	17/4/2019
Minimum for the periodA	1.439	3.244
Date of minimum for the period	24/9/2020	9/3/2019
Average for the periodA	2.288	3.798
End-of-period market capitalisation (EUR million)	44,011	61,986
Trading
Total volume of shares traded (million)	19,334	19,334
Average daily volume of shares traded (million)	74.2	75.8
Total cash traded (EUR million)	45,034	77,789
Average daily cash traded (EUR million)	175,2	305,1
A.    Data adjusted to the December 2020 capital increase.

Annual report 2020	Contents
3. Shareholders. Engagement
and general meeting
→ One share, one vote, one dividend
→ No takeover defences in our Bylaws
→ High participation and engagement of shareholders in our general meetings

3.1 Shareholder engagement
Policy on communication and engagement with shareholders and investors
Banco Santander aims to ensure its interests are in line with shareholders’, long-term share value and the long-term confidence of investors and society. We provide information to shareholders and investors that satisfies their expectations and upholds our culture and values. We also communicate and engage with them regularly so that their views will be considered by senior managers and governance bodies.
On 27 February 2020, the board of directors approved a review of the policy on communication and engagement with shareholders and investors. The policy also applies to relations with the agents shareholders and investors seek for advice, recommendations or orientation, such as financial, environmental, social and governance analysts, proxy advisors and rating agencies, because they are essential to engaging with shareholders and investors.
Banco Santander’s policy dictates the following principles for engagement and communication with shareholders and investors:
•Protection of rights and lawful interests of all shareholders. We facilitate their rights to be exercised, provide them with information and give them opportunities to be involved in our corporate governance effectively.
•Equal treatment and non-discrimination. We treat investors equally in accordance with status.
•Fair disclosure. We make sure our disclosure of information in interactions with investors is transparent, truthful and symmetrical. Any inside or relevant information given to investors will have been previously disclosed except when applicable regulation provides otherwise.
•Appropriate disclosure of information. We report the right information to meet our investor’s needs and expectations. We make sure to give investors clear, concise and reliable information in a way that is tailored to shareholders.
•Compliance with our Bylaws and corporate governance rules, as well as the principles of cooperation and transparency with the competent regulators and supervisors, in accordance with internal guidelines. We adhere closely to the laws and regulations on insider and price-sensitive information in addition to our own Code of Conduct in Securities Markets, the General Code of Conduct and the Rules and regulations of the board of directors.
The policy further describes:
•The roles and responsibilities of Banco Santander’s main bodies and functions involved in communication and engagement with shareholders and investors.
•The channels for disclosing information and communicating with shareholders and investors.
•The ways Banco Santander engages with shareholders and investors, which are covered below.
Our policy on communication and engagement with shareholders and investors can be found in our corporate website.
In addition, Banco Santander has board-approved frameworks on brand, sustainability and communications, and accounting and financial information and management. They set out the general principles, roles and key processes on the communication of economic-financial, non-financial and corporate information at group level, helping ensure that all our shareholders and other stakeholders are properly informed about our strategy, goals and results, as well as about our culture and values, maximizing the disclosure and quality of the information available to the market.
Engagement with shareholders in 2020
In keeping with our policy, we engaged with our shareholders as follows:
•The annual general meeting. Our annual general meeting is our most important annual event for our shareholders. We strive to encourage all our shareholders to be informed, attend and participate. See 'Participation of shareholders at general meetings' and 'Right to receive information' in section 3.2.
At the annual general meeting, the chairman reports on the year’s most significant changes to the group’s corporate governance, supplementing the corporate governance report. She also addresses any questions raised by shareholders about the matters included in the agenda.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The chairmen of the audit, nomination and remuneration committees also report to the annual general meeting on their operations and elaborate on the related information provided in this chapter.
Shareholders have the right to attend the annual general meeting in person or remotely. We broadcast our annual general meeting live on our corporate website. This allows shareholders not in attendance, investors and all stakeholders to be fully informed of debates and results.
The outsanding quorum and voting results in our April 2020 AGM show the importance we put on shareholder engagement through the annual general meetings. See section 3.4 'April 2020 AGM'.
In 2020 we held another annual general meeting. It also had a very high quorum and broad support for the proposed resolutions submitted for approval. See section 3.5 'October 2020 AGM'.
Banco Santander's management system for the 2020 AGMs received AENOR certification for sustainable events in compliance with the UNE-ISO 20121:2013.
•Quarterly results presentations. Every quarter we present our results on the same day we make them public. Our presentation can be followed live, via conference call or webcast. We release the related financial report and presentation material before market open. During the presentation, questions can be asked or emailed to: investor@gruposantander.com.
Our most recent event was our 2020 Results Presentation on 3 January 2021. In 2020, we gave our first, second and third quarter results presentations on 28 April, 29 July and 27 October, respectively.
•Investor and strategy days. We also organise investor and strategy days, where senior managers explain our strategy for investors and stakeholders in a broader context than in results presentations. Investors can also directly interact with senior managers and some directors, which is increasingly important and attests to our strong governance. As recommended by the CNMV, we publish announcements about meetings with analysts and investors and related documentation in advance. We held our last Investor Day on 3 April 2019 in London. The information made available during the investor day is not incorporated by reference in this annual report nor considered part of it.
•Meetings and conferences. Our Shareholders and Investors Relations team discusses financial and other issues at meetings with investors at conferences organised by third parties.
Notwithstanding the principle of equal treatment and non-discrimination, we have learned that one size does not fit all when engaging with investors. Therefore, we tailor the following engagements to meet the needs and expectations of especially our institutional investors, but also fixed-income investors, analysts and rating agencies, as well as retail shareholders:
•Lead independent director engagement with key investors. Our lead independent director, Bruce Carnegie-Brown, is regularly in contact with investors in Europe and
North America, particularly in the months prior to our annual general meeting. We gather their insights and form an opinion about their concerns, especially regarding our corporate governance. In 2020 and early 2021, he met with 43 investors, who accounted for 44.58% of share capital, in eight cities. In our annual board assessment, board members highly value Mr Carnegie-Brown's role in integrating new international best practices in corporate governance, fostering tailored relations with our institutional investors. The nomination committee considers the feedback received from investors.
•Investor roadshows. Our Shareholders and Investors Relations department is constantly in direct contact with institutional investors and analysts to promote all-round discussion on shareholder value, better governance and remuneration structures, and sustainability matters.
In 2020 Shareholder and Investor Relations had 1,137 interactions with 473 institutional investors in 139 locations, and 19 meetings focus in environmental, social and governance aspects. It engaged with 36.96% of share capital, which is over 65% of the capital held by institutional investors.
We issued over 1,300 communications in 2020 to increase dialogue and transparency with shareholders and investors about the group’s performance, results and the Banco Santander share.
•Interaction with retail shareholders. We also offer other special means of communication for retail shareholders regardless of the size of their stake. In 2020 the Shareholders and Investors Relations team organized 210 events with retail shareholders.
The team also responded to 132,857 queries received via our shareholder and investor helplines, mailboxes, WhatsApp and bilateral meetings on the Virtual Customer Channel. Satisfaction surveys revealed 95% would recommend the attention service.
Lastly, we received 27,446 shareholder and investor opinions through quality surveys and studies.
Communication with proxy advisors and other analyst and influencers
Lastly, we have always recognised the value our investors place on open and proactive dialogue with proxy advisors, ESG analysts, and other influential entities. We make sure they understand our corporate governance, responsible banking and sustainability priorities and messages in order to convey them properly to the investors.
In particular, the dialogue with proxy advisors is significantly more important because they are increasingly setting corporate governance standards. Therefore, we ensure they have an in-depth understanding of our corporate governance and remuneration practices and our markets.
In 2020, we had an appropriate communication and engagement with the main proxy advisors and took into account their opinions about corporate governance. We duly reported on and explained proposed resolutions submitted for the 2020 AGMs so they could make voting recommendations.

Annual report 2020	Contents
Corporate website
Our corporate website enables an effective communication with shareholders and all our global stakeholders. Its design enables us to be transparent and improves the experience of users in obtaining quality information about Santander.
Our corporate website includes information on corporate governance as required by law. In particular, (i) the key internal regulations of Banco Santander (Bylaws, Rules and regulations of the board, Rules and regulations for the general meeting, etc.); (ii) information on the board of directors and its committees as well as directors’ professional biographies and (iii) information on general meetings.
The address of our information on corporate governance is: https://www.santander.com/en/shareholders-and- investors/corporate-governance. (It is included for reference purposes only. The content of our corporate website is not incorporated by reference in this annual report or otherwise considered part of it).
3.2 Shareholder rights
Our Bylaws provide for only one class of share (ordinary shares) and grants all shareholders the same rights. Each Banco Santander share entitles holders to one vote.
Banco Santander’s Bylaws do not have any defensive mechanisms and fully conform to the notion of one share, one vote, and one dividend.
This section highlights certain key rights our shareholders have.
No restrictions on voting rights or the free transfer of shares in our Bylaws
The law and the Bylaws only place restrictions on voting rights as a result of violation of regulations, as indicated below.
There are no non-voting or multiple-voting shares, shares giving preferential treatment in dividend pay-outs, shares limiting the number of votes a single shareholder can cast, or quorum requirements or qualified majorities other than those the law dictates.
There are no restrictions on the free transfer of shares other than those the law dictates, as indicated further in this section.
Neither our Bylaws nor any laws or regulations restrict the transferability of shares. Our Bylaws also do not restrict voting rights (except if they were acquired in violation the law or regulations).
Furthermore, our Bylaws do not include any neutralisation provisions as defined in the Ley del Mercado de Valores (Spanish Securities Market Act), which would apply in tender offers or takeover bids.
Please note that the shareholders’ agreement mentioned in section 2.4 'Shareholders' agreements' contains transfer and voting restrictions on shares that are subject to it.
Legal and regulatory restrictions on the acquisition of significant holdings
There are legal and regulatory provisions applicable to the Banco Santander because the banking activity is a regulated sector, which involves that the acquisition of significant holdings or influence is subject to regulatory approval or non-objection. As Banco Santander is a listed company, a tender offer or a takeover bid for its shares must be launched to acquire control and for other similar transactions.
The acquisition of significant ownership interests is regulated mainly by:
•Regulation (EU) 1024/2013 of the Council of 15 October 2013, conferring specific tasks on the ECB relating to the prudential supervision of credit institutions.
•Spanish Securities Market Act.
•Act 10/2014, of 26 June, on the organization, supervision and solvency of credit institutions (articles 16 to 23) and its implementing regulation, Spanish Royal Decree 84/2015, of 13 February.
The acquisition of a significant stake in Banco Santander may also require approval by (i) other domestic and foreign regulators with supervisory powers over Banco Santander or its subsidiaries' operations, shares listings or other actions concerning such regulators or subsidiaries and (ii) other authorities pursuant to foreign investment regulations (including those imposed due to covid-19) in Spain or other countries where we operate.
Shareholder participation at general meetings
All registered holders of shares found on record at least five days prior to the day of general meetings are entitled to attend. Banco Santander allows shareholders to exercise their rights to attend, delegate, vote and participate in general meetings using remote communications systems.
The electronic shareholders’ forum is another communications channel available on Banco Santander’s website at the time of the meeting. Shareholders can post items they propose to add to the agenda in the meeting notice, requests for support for their proposals, initiatives to reach the percentage required to exercise minority shareholder rights legally, as well as offers or requests to act as a voluntary proxy.
Supplement to the annual general meeting notice
Shareholders representing at least 3% of share capital may request the publication of a supplement to the annual general meeting notice stating the names of shareholders exercising this right, the number of shares they hold, as well as any items to be added to the agenda with an explanation or substantiated proposal for resolutions and any other relevant documentation.
Shareholders representing at least 3% of share capital may also propose reasoned resolutions about any matters that have been, or should be, added to the agenda of a called annual general meeting.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
To exercise these rights, shareholders must send a certified notice to Banco Santander’s registered office within five days after the annual general meeting announcement notice is posted.
Right to receive information
From the time the general meeting notice is posted until the fifth day before the general meeting date on first call, shareholders can submit written requests for information or clarification, or any written questions they deem relevant to the items on the meeting agenda. In addition, within the same period, shareholders can submit written requests for clarification about price-sensitive information Banco Santander has furnished for the CNMV since the last general meeting or about auditor’s reports. Banco Santander posts any information or answers it provides on its corporate website.
Shareholders may also exercise their right to receive information at the meeting. Even if it cannot be asserted in the course of the meeting, or requests are made by shareholders attending remotely, they will be given the appropriate information in writing within seven days after the general meeting.
Quorum and majorities for passing resolutions at general meeting
The quorum and majorities set out in our Bylaws and Rules and regulations for general meeting in order to hold a valid meeting and adopt corporate resolutions is according to Spanish law.
On first call, shareholders representing at least 25% of subscribed share capital with voting rights must be in attendance (except for certain matters mentioned subsequently). If a sufficient quorum cannot be constituted,general meetings will be held on second call, which does not require a quorum.
In accordance with our Rules and regulations for general meeting, shareholders voting by mail or electronically before the meeting are counted as present in order to determine the general meeting quorum.
With the exception of certain matters mentioned below, general meeting resolutions pass when shareholders in attendance or by proxy cast more votes in favour than against.
The quorum and majorities required to amend the Bylaws, issue shares and bonds, make structural changes and vote on other significant resolutions permitted by law are set out below. Furthermore, laws applying to credit institutions dictate that, if over 50% of the share capital is present at general meetings, a qualified two-thirds majority is required to raise the proportion of variable remuneration components to fixed components for executive directors and other top executives above 100% (up to 200%); otherwise, a three-quarters majority will be necessary.
Our Bylaws do not require shareholder approval at general meetings for any decisions about acquiring core assets, selling them off or transferring them to another company or similar corporate transactions, unless it is required by law.
Rules for amending our Bylaws
The general meeting is the competent body to approve any amendment to the Bylaws. However, only the board can decide to change the registered office within Spain.
The board or, where appropriate, the shareholders who have drafted a proposed amendment to the Bylaws must write it out completely, in addition to a report justifying it; and provide them to shareholders at the time the meeting to debate proposed amendment is announced.
The general meeting notice must clearly state the items to be amended as well as the rights of all shareholders to examine the full text of a proposed amendment and the related report at Banco Santander’s registered office, and order these documents delivered or sent to them free of charge.
If shareholders are convened to debate amendments to the Bylaws, the quorum on first call will be constituted if 50% of subscribed share capital with voting rights is present. If a sufficient quorum cannot be constituted, the general meeting will be held on second call, where 25% of subscribed share capital with voting rights must be present.
When less than 50% of subscribed share capital with voting rights are present, resolutions on amendments to the Bylaws can only be validly adopted if two-thirds of shareholders attending the meeting in person or by proxy vote for them. However, when 50% or more of subscribed share capital with voting rights is present, resolutions may validly pass with an absolute majority.
Resolutions to amend the Bylaws that involve new obligations for shareholders must be accepted by those affected.
The Single Supervisory Mechanism (SSM) must authorise us to amend our Bylaws. However, amendments that are exempt from authorisation but must still be reported to the SSM include any to change the registered office within Spain, raise share capital, add imperative or prohibitive laws or regulations to the wording of the Bylaws, or change the wording in order to comply with court or administrative rulings and any others the SSM has declared exempt due to a lack of materiality in response to prior consultations.
3.3 Dividends
Remuneration against the 2019 results
•Precovid. In February 2019, the board of directors announced its plans for a mid-term payout ratio of 40-50% of underlying profit (up from 30-40%); an in-cash dividend rate not lower than in 2018; and two payments against the 2019 results (as announced at the 2018 annual general meeting).
Consequently, the board in September 2019 approved an interim cash dividend of EUR 0.10 per share against the 2019 results, paid on 1 November 2019. Furthermore, in February 2020, it decided to put to a vote at the April 2020 AGM a second payment against the 2019 results of 0.13 euros per share, with a final cash dividend of 0.10 euros per share (Final Cash Dividend) and a scrip dividend (under the Santander Dividendo Elección (SDE) scheme) that would pay

Annual report 2020	Contents
0.03 euros per share in cash to opting-in shareholders (see 'Scrip dividend authority' in section 2.2 and section 3.4 'April 2020 AGM').
If that proposal had been carried out, 46.3% of the 2019 underlying attributable ordinary profit would have been paid out to shareholders, and the cash dividend rate would have been 89.6%, assuming 20% of cash options in the SDE scheme, in line with the objectives announced at the start of 2019. The cash dividend would have increased by 3% year-on-year, in contrast to the one paid against the 2018 results (EUR 0.195 per share in 2018 versus EUR 0.20 per share in 2019), even without considering the cash payout under the SDE scheme.
•Covid-19 and the first ECB recommendation. On 27 March 2020 the ECB issued a recommendation for all European credit institutions under its supervision to refrain from paying out dividends against the 2019 and 2020 results until at least 1 October 2020 to preserve capital (ECB Recommendation I).
Considering the ECB Recommendation I and in view of Santander’s mission to help people and businesses prosper, on 2 April 2020 the board of directors cancelled the payment of the 2019 final dividend and the dividend policy for 2020, removed the Final Cash Dividend and the SDE scheme proposals from the agenda for the already announced April 2020 AGM and deferred the decision on the application of the 2019 results to a meeting to be held no later than 31 October 2020.
•Second ECB recommendation and October 2020 AGM. On 27 July 2020, the ECB issued a second recommendation extending the term of ECB Recommendation I. It asked the European credit institutions under its supervision to refrain from paying out dividends against the 2019 and 2020 results or from making irrevocable commitments to pay them until 1 January 2021 (ECB Recommendation II).
In September 2020, the board of directors called the October 2020 AGM, proposing to the shareholders to (a) in accordance with ECB Recommendation II, allocate the entirety of Banco Santander’s 2019 results to increasing the voluntary reserve, except for the portion already applied to pay the interim dividend (which had been paid out before ECB Recommendation I) and (b) increase capital with a charge to reserves to permit a final remuneration for 2019, in addition to the interim dividend, for the equivalent of 0.10 euro per share in the form of newly-issued shares and without a cash alternative.
Shareholders approved both proposals at the October 2020 AGM as indicated in section 3.5 'October 2020 AGM'. Thus, 50.6% of our underlying attributable profit in 2019 was paid out to shareholders, and the proportion of cash over the total dividend was 49.4%.
Remuneration against the 2020 results
•Precovid. The board of directors' originally set about for remuneration against the 2020 results to maintain the announced mid-term pay-out ratio target of 40-50% of underlying profit; make sure the in-cash dividend rate was no lower than in 2019; and to make two payments against the 2020 results. The board proposed to shareholders to, at our April 2020 AGM, set shareholder remuneration with the same flexibility as 2019 by (a) retaining the option of using the SDE scheme (scrip dividend) (in view of its wide acceptance, especially among our retail shareholders) to take advantage of profitable growth opportunities in our markets and (b) renewing the authorization to acquire treasury shares with the option of running share buy-backs to reduce outstanding shares under favourable market conditions. See section 3.4 'April 2020 AGM'.
•Covid-19 and ECB Recommendation I. As mentioned above, ECB Recommendation I led the board of directors to cancel the dividend policy for 2020 on 2 April 2020.
•ECB Recommendation II and October 2020 AGM. Following ECB Recommendation II which extended the term of ECB Recommendation I to 1 January 2021, the board of directors proposed to shareholders at the October 2020 AGM a payment in 2021 of up to 0.10 euros per share against share premium as remuneration against 2020 results, contingent on the ECB's approval and recommendations, a CET1 ratio maintained within or above our target range of 11-12%, and the total distribution not exceeding 50% of our consolidated ordinary (underlying) profit.
The proposal aimed to apply a 100% cash dividend policy and to make a payment to shareholders with respect to 2020 in line with the one announced in early 2020 (40-50% of the group’s consolidated ordinary (underlying) profit) as soon as market conditions normalized and subject to regulatory recommendations and approvals.
Shareholders approved the proposal at the October 2020 AGM, as indicated in section 3.5 'October 2020 AGM'.
•Third ECB recommendation. On 15 December 2020, the ECB recommended that all credit institutions under its supervision limit shareholder remuneration until 30 September 2021 to the lowest between 15% of the adjusted profit for 2020 (and 2019 but only for those entities that, as opposed to Banco Santander, did not make any dividend payments against the 2019 results) and the equivalent of 20 basis points of the CET1 ratio.
On 3 February 2021, Banco Santander made public its 2020 results and the board's intention to pay a cash dividend of €2.75 cents per share as shareholder remuneration for 2020, the maximum allowed in accordance with the limits set by the last ECB recommendation. This dividend will be paid under the resolution of the October 2020 AGM for the distribution of share premium mentioned above.
Remuneration against the 2021 results
The board aims to restore a payout ratio of 40-50% of underlying profit, in cash, in the medium term. With respect to the remuneration against the 2021 earnings, the intention is to resume payments once the ECB recommendations so allow. The ECB has said it intends to repeal the recommendation in September 2021 in the absence of materially adverse developments. In the meantime, and in line with the announcement of April 2020, the dividend policy will remain suspended.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
3.4 April 2020 AGM
On 3 April 2020 we held our customary ordinary general shareholders' meeting which, due to covid-19, was the first shareholders' meeting of Banco Santander held exclusively by remote means (see section 1.4 'Active shareholder engagement during the pandemic'). The pandemic and the recommendations issued by the ECB as a consequence also meant that the board of directors had to withdraw, once the meeting had been called, points 2 (application of results) and 7A (share capital increase to implement a Santander Dividendo Elección scheme) from the agenda (see section 3.3 'Dividends'). The application of results for year 2019 was later submitted to the October 2020 AGM (see next section 3.5 'October 2020 AGM')

Quorum and attendance
The quorum (among shareholders present and represented) was 65.0% broken down as follows:

Quorum breakdown
In person and virtual attendance	0.091%
By proxy
Cast by post or direct delivery	49.410%
By electronic means	13.193%
Remote voting
Cast by post or direct delivery	0.600%
By electronic means	1.711%
Total	65.005%
Voting results and resolutions
All items on the agenda (as amended as indicated above) were approved. Votes in favour of the board’s proposals averaged 98.2%. 99.68% of votes approved corporate management for 2019 and 93.77% of votes approved the
2019 annual report on directors' remuneration. None of the agenda items listed in the notice convening the meeting received more than 6.93% of votes against.
The following chart summarizes the resolutions approved and voting results:

	VOTES A				QuorumD
	ForB	AgainstB	BlankC	AbstentionC
1. Annual accounts and corporate management
1A. Annual accounts and directors’ reports for 2019	99.74	0.26	0.03	3.08	65.00
1B. Consolidated statement of non-financial information for 2019	99.75	0.25	0.04	2.86	65.00
1C. Corporate management 2019	99.68	0.32	0.04	3.14	65.00
2. Application of resultsE	–	–	–	–	–
3. Appointment, re-election or ratification of directors
3A. Setting of the number of directors	99.64	0.36	0.03	2.89	65.00
3B. Appointment of Luis Isasi Fernández de Bobadilla	99.38	0.62	0.04	2.92	65.00
3C. Appointment of Sergio Agapito Lires Rial	98.65	1.35	0.04	2.90	65.00
3D. Ratification of the appointment and re-election of Pamela Ann Walkden	99.63	0.37	0.04	2.89	65.00
3E. Re-election of Ana Patricia Botín-Sanz de Sautuola y O'Shea	98.31	1.69	0.03	2.86	65.00
3F. Re-election of Rodrigo Echenique Gordillo	96.38	3.62	0.04	2.90	65.00
3G. Re-election of Esther Giménez-Salinas i Colomer	99.40	0.60	0.03	2.89	65.00
3F. Re-election of Sol Daurella Comadrán	99.21	0.79	0.04	2.88	65.00
4. Re-election of the external auditor for Financial Year 2020	99.73	0.27	0.03	2.85	65.00
5. Authorization to acquire treasury shares	98.03	1.97	0.03	2.87	65.00
6. Authorization granted to the board to increase share capital	93.07	6.93	0.03	2.85	65.00
7A. Increase in share capital. Offer to acquire bonus share rights at a guaranteed priceE	–	–	–	–	–
7B. Increase in share capital. Offer to acquire bonus share rights at a guaranteed price	99.41	0.59	0.03	2.84	65.00
8. Delegation to the board of the power to increase share capital to issue all kinds of fixed-income securities, preferred interests or similar, non-convertible similar debt instruments (including warrants)	99.49	0.51	0.03	2.85	65.00
9. Directors' remuneration policy	94.40	5.60	0.03	3.28	65.00
10. Maximum total annual remuneration of directors in their capacity as directors	95.87	4.13	0.03	3.31	65.00
11. Maximum ratio of fixed and variable components in executive directors' total remuneration	98.78	1.22	0.03	3.28	64.65
12. Remuneration plans that include that inclthe delivery of shares or share options:
12A. Deferred multiyear objectives variable remuneration plan	96.13	3.87	0.03	3.28	65.00
12B. Deferred conditional variable remuneration plan	97.49	2.51	0.03	3.29	65.00
12C. Digital Transformation Award	99.40	0.60	0.03	3.29	65.00
12D. Group buy-out policy	98.89	1.11	0.04	3.32	65.00

Annual report 2020	Contents

	VOTES A				QuorumD
	ForB	AgainstB	BlankC	AbstentionC
12E. Plan for employees of Santander UK Group Holdings and other companies of the Group in the UK	99.26	0.74	0.03	3.28	65.00
13. Authorisation to implement the resolutions approved	99.70	0.30	0.03	2.85	65.00
14. Annual directors' remuneration report	93.77	6.23	0.03	3.45	65.00
15. Corporate action to demand director liabilityF	0.00	100.00	0.00	0.13	62.69
16 to 30. Dismissal and removal of directorsG	0.00	100.00	0.00	0.13	62.69
A.    Each Banco Santander share grants one vote.
B.    Percentage of votes for and against.
C.    Percentage of share capital present and attending by proxy at the April 2020 AGM.
D.    Percentage of Banco Santander's share capital on the date of the April 2020 AGM.
E. Item withdrawn from the agenda as indicated above.
F.    Item not included on the agenda.
G.    Items 16 to 30 (not included on the agenda) were put to a separate vote. Each item refers to the proposal to dismiss and remove each acting director at the April 2020 AGM.
The full texts of the resolutions passed at the April 2020 AGM can be found on our corporate website and on the CNMV’s website, as they were filed as other relevant information on 3 April 2020.
3.5 October 2020 AGM
Banco Santander held another ordinary general shareholders' meeting on 27 October 2020 to decide, among other matters, on the application of results obtained during financial year 2019 which had been deferred after the ECB Recommendation I (see section 3.3 'Dividends'). This meeting was hybrid, i.e. allowing attendance in person and by remote means (see section 1.4 'Active shareholder engagement during the pandemic').
Quorum and attendance
The quorum (among shareholders present and represented) was 60.34% broken down as follows:

Quorum breakdown
In person and virtual attendance	0.167%
By proxy
Cast by post or direct delivery	7.441%
By electronic means	35.845%
Remote voting
Cast by post or direct delivery	0.589%
By electronic means	16.300%
Total	60.342%
Voting results and resolutions
All items on the agenda were approved. Votes in favour of the board’s proposals averaged 99.15%. The following chart summarizes the resolutions approved and voting results:

	VOTES A				QuorumD
	ForB	AgainstB	BlankC	AbstentionC
1. Application of results	99.52	0.48	0.06	3.26	60.34
2. Appointment, re-election or ratification of directors
2A. Setting of the number of directors	98.96	1.04	0.09	3.42	60.34
2B. Appointment of R. Martín Chávez Márquez	98.58	1.42	0.10	3.42	60.34
3A. Examination and approval of the balance sheet as at 30 June 2020	99.57	0.43	0.08	3.37	60.34
3B. Increase in share capital with a charge to reserves	98.43	1.57	0.06	3.26	60.34
4. Conditional distribution of share premium reserve	99.41	0.59	0.03	3.18	60.34
5. Authorisation to implement the resolutions approved	99.58	0.42	0.08	3.29	60.34
6 to 20. Dismissal and removal of directorsE	0.00	100.00	0.00	0.30	43.45
A    Each Banco Santander share affords one vote.
B.    Percentage of votes for and against.
C.    Percentage of share capital present and attending by proxy at the October 2020 AGM.
D.    Percentage of Banco Santander's share capital on the date of the October 2020 AGM.
E.    Items 6 to 20 (not included on the agenda) were put to a separate vote. Each item refers to the proposal to dismiss and remove each acting director at the October 2020 AGM.
The full text of the resolutions passed at the October 2020 AGM can be found on our corporate website and on the CNMV’s website, as they were filed as other relevant information on 27 October 2020.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
3.6 Our coming 2021 AGM
The board of directors agreed to call the 2021 AGM for 25 or 26 March on first and second call respectively, with the following proposed resolutions.
•Annual accounts and corporate management. For approval of:
•The annual accounts and the directors’ reports of Banco Santander and its consolidated Group for the financial year ended on 31 December 2020. For further information, see 'Consolidated Annual Accounts'.
•The consolidated non-financial statement for the financial year ended on 31 December 2020 is part of this consolidated directors' report. See the 'Responsible banking' chapter.
•The corporate management for the financial year 2020.
•The application of results obtained during financial year 2020. See section 3.3 'Dividends'.
•Appointment of directors.
•Setting the number of directors at 15, within the maximum and minimum limits set in the Bylaws.
•Ratification of the appointment of Gina Díez as an independent director (see section 1.1 'Board skills and diversity') and re-electing Homaira Akbari, Álvaro Cardoso, Javier Botín, Ramiro Mato and Bruce Carnegie-Brown for a three-year period. See section 4.1 'Our directors'.
•External auditor. Re-electing the firm PricewaterhouseCoopers Auditores, S.L. as external auditor for financial year 2021. See 'External auditor' in section 4.5.
•Bylaws. Approve these main amendments:
•To make the board of directors the competent body to issue non-convertible debt.
•To make the board of directors the competent body to approve equity remuneration plans for employees, as permitted by the Spanish Companies Act since 2015.
•To hold fully-virtual general meetings where permitted by law.
•Rules and regulations of the general meeting. Approve the amendment of certain articles to coordinate them with the proposed Bylaw amendments and to incorporate technical improvements.
•Authority to issue non-convertible securities. Delegating to the board of directors the authority to issue debentures, bonds, preferred interests and other similar debt instruments that cannot be converted into shares of Banco Santander.
•Remuneration policy. Approving the director remuneration policy for 2021, 2022 and 2023. For further information, see section 6.4 'Directors’ remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote’.
•Director remuneration. Approving director’s fixed annual remuneration. For further information, see section 6.4 'Directors’ remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote’.
•Variable remuneration. Approving a maximum ratio of 200% of variable components to fixed components of total remuneration for executive directors and certain employees belonging to professional categories that have a material impact on the Group’s risk profile. For further information, see section 6.4 'Directors’ remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote’.
•Remuneration plans. Approving remuneration plans that involve the delivery of shares or share options or are share-value based. For further information, see section 6.4 'Directors’ remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote’.
•Annual directors’ remuneration report. Holding a non-binding vote on the annual directors’ remuneration report. For further information, see section 6. 'Remuneration'.
The related documents and information will be available for consultation on our corporate website on the date the meeting notice is published. We will also broadcast our 2021 AGM live, as was done for the 2020 AGMs.
Since attendance at the 2021 AGM is not paid, a general policy in this regard is not necessary. However, Banco Santander offers attendees a commemorative courtesy gift, as has been tradition for decades.

Annual report 2020	Contents
4. Board of directors
A balanced and diverse board
→ 15 directors, including 12 non-executive and 3 executive
→ Majority of independent directors (66.67%)
→ Balanced presence of men and women (40%-60%)
Effective governance
→ Specialised committees advising the board
→ The responsible banking, sustainability and culture committee shows the board's commitment to this matter
→ Complementary functions and power balance: executive chairman, CEO and lead independent director

R. Martín Chávez Márquez
Belén Romana García
Ramiro Mato García-Ansorena
Henrique de Castro
José Antonio Álvarez Álvarez
Homaira Akbari
Luis Isasi Fernández de Bobadilla
Sergio Rial
Álvaro Antonio Cardoso de Souza
Ana Botín
Sol Daurella Comadrán
Pamela Ann Walkden
Bruce Carnegie-Brown
Gina Díez Barroso
Javier Botín-Sanz de Sautuola y O'Shea
Jaime Pérez Renovales

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

ò Executive committee
ò Audit committee
¢ Nomination committee
¢ Remuneration committee
▲ Risk supervision, regulation and compliance comittee
▲ Innovation and technology committee
Ÿ Responsible banking, sustainability and culture committee
P Chairman of the committee

R. Martín Chávez Member Non-executive director (independent) ¢¢▲▲P	Belén Romana Member Non-executive director (independent) òò▲▲Ÿ	Ramiro Mato Member Non-executive director (independent) òò▲ŸP
Henrique de Castro Member Non-executive director (independent) ò¢▲	José Antonio Álvarez Vice chairman and CEO Executive director ò▲	Homaira Akbari Member Non-executive director (independent) ò▲Ÿ
Luis Isasi Member Non-executive director ò¢▲	Ana Botín Executive chairman Executive director òP ▲	Sergio Rial Member Executive director
Álvaro Cardoso Member Non-executive director (independent) ▲PŸ		Sol Daurella Member Non-executive director (independent) ¢¢Ÿ
Pamela Walkden Member Non-executive director (independent) òP	Bruce Carnegie-Brown Vice chairman and lead independent director Non-executive director (independent) ò¢P¢P▲	Gina Díez Member Non-executive director (independent)
Javier Botín Member Non-executive director	Jaime Pérez Renovales General secretary and secretary of the board

Annual report 2020	Contents
4.1 Our directors
Information is presented as at 31 December 2020.

Ana Botín-Sanz de Sautuola y O’Shea
Other positions of note: Ms Botín is a member of the board of directors of The Coca-Cola Company. She is also founder and chairman of the CyD Foundation (which supports higher education) and the Empieza por Educar Foundation (the Spanish subsidiary of the international NGO, Teach for All), and sits on the advisory board of the Massachusetts Institute of Technology (MIT). In February 2021, she was appointed president of the European Banking Federation.

Positions in other Group companies: Ms Botín is a non-executive director of Santander UK plc and Santander UK Group Holdings plc; a non-executive chairman of Universia España Red de Universidades, S.A. and Universia Holding, S.L; and a non- executive director of Santander Holding USA, Inc., Santander Bank, N.A. and PagoNxt, S.L.
Membership of board committees: Executive committee (chairman), and innovation and technology committee.
Skills and competencies: Extensive international experience in banking, having held the highest executive roles. She has also led the transformational, strategic and cultural change of Grupo Santander. Moreover, she has shown an ongoing commitment to sustainable and inclusive growth, as demonstrated by her philanthropic activities.

GROUP EXECUTIVE CHAIRMAN Executive director

Ms Botín joined the board in 1989.
Nationality: Spanish. Born in 1960 in Santander, Spain.
Education: Degree in Economics from Bryn Mawr College (Pennsylvania, United States).
Experience: Ms Botín joined Banco Santander, S.A. after working at JP Morgan (New York, 1980-1988). In 1992, she was appointed senior executive vice-president. Between 1992 and 1998, she led Santander’s expansion into Latin America. In 2002, she was appointed executive chairman of Banco Español de Crédito, S.A. Between 2010 and 2014, she was chief executive officer of Santander UK. In 2014, she was appointed executive chairman of Santander.

José Antonio Álvarez Álvarez
Inc. He also sat on the supervisory boards of Santander Consumer AG, Santander Consumer Bank GmbH and Santander Bank Polska, S.A. He was a board member of Bolsas y Mercados Españoles, S.A.
Other positions of note: None.
Positions in other Group companies: Mr Álvarez is non-executive director of Banco Santander (Brasil), S.A. and PagoNxt, S.L.
Membership of board committees: Executive committee, and innovation and technology committee.
Skills and competencies: Mr Álvarez is a highly qualified and talented leader with a distinguished career in banking. He brings significant strategic and international management expertise, in particular financial planning, asset management and consumer finance. He has vast experience with, and a strong reputation among, key stakeholders such as regulators and investors.

VICE CHAIRMAN & CHIEF EXECUTIVE OFFICER Executive director

Mr Álvarez joined the board in 2015.
Nationality: Spanish. Born in 1960 in León, Spain.
Education: Degree in Economics and Business Administration. MBA from the University of Chicago.
Experience: José Antonio Álvarez joined Santander in 2002 and was appointed senior executive vice president of the Financial Management and Investor Relations division in 2004 (Group chief financial officer). He served as director at SAM Investments Holdings Limited, Santander Consumer Finance, S.A. and Santander Holdings US,

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Bruce Carnegie-Brown
at Close Brothers Group plc (2006-2014) and Catlin Group Ltd (2010-2014). He previously worked at JP Morgan Chase for 18 years and Bank of America for four years.
Other positions of note: Mr Carnegie-Brown is the non-executive chairman of Lloyd’s of London and Cuvva Limited.
Positions in other Group companies: Mr Carnegie-Brown is non-executive director of Santander UK plc and Santander UK Group Holdings plc.
Membership of board committees: Executive committee, nomination committee (chairman), remuneration committee (chairman), and innovation and technology committee.
Skills and competencies: Mr Carnegie-Brown has a lengthy background in banking (particularly investment banking) and considerable expertise in insurance. He also possesses significant international experience in Europe (UK), the Middle East and Asia. His top-management insight provides the board with know-how in regard to remuneration, appointments and risk. As lead independent director, he has also gained an excellent understanding of investors’ expectations, as well as managing relations with them and financial entities.

VICE CHAIRMAN & LEAD INDEPENDENT DIRECTOR Non-executive director (independent)

Joined the board in 2015.
Nationality: British. Born in 1959 in Freetown, Sierra Leone.
Education: Master of Arts in English Language and Literature from the University of Oxford.
Experience: Mr Carnegie-Brown was non-executive chairman of Moneysupermarket.com Group plc (2014-2019), non-executive director of Jardine Lloyd Thompson Group plc (2016-2017) and non-executive chair of AON UK Ltd (2012-2015). He was the founder and managing partner of the quoted private equity division of 3i Group plc, and president and chief executive officer of Marsh Europe, S.A. He was also lead independent director

Homaira Akbari
Corporation and US Pack Logistics LLC. She has also held various posts at Microsoft Corporation and Thales Group.
Other positions of note: Ms Akbari is chief executive officer of AKnowledge Partners, LLC and an independent director of Landstar System, Inc. and Temenos, AG.
Positions in other Group companies: Ms Akbari is non-executive director of Santander Consumer USA Holdings Inc. and PagoNxt, S.L.
Membership of board committees: Audit committee, innovation and technology committee, and responsible banking, sustainability and culture committee.
Skills and competencies: Ms Akbari brings significant executive experience from technology companies. Her knowledge about digital transformation challenges is an asset to the board. She also has extensive experience in various geographies and knowledge about water, energy and waste management and treatment, which are of particular value to the group.

Non-executive director (independent)

Ms Akbari joined the board in 2016.
Nationality: American and French. Born in 1961 in Tehran, Iran.
Education: PhD in Experimental Particle Physics from Tufts University and MBA from Carnegie Mellon University.
Experience: Homaira Akbari was non-executive director of Gemalto NV and Veolia Environment, S.A. She was chairman and CEO of SkyBitz, Inc., managing director of TruePosition Inc., non-executive director of Covisint

Javier Botín-Sanz de Sautuola y O’Shea
Advisers, S.V., S.A. (2000-2008). Previously, he had been a legal adviser within the International Legal Department of Banco Santander, S.A. (1998-1999).
Other positions of note: In addition to the financial sector, Mr Botín works with several not-for-profit organisations. He has been chairman of the Botín Foundation since 2014 and is also a trustee of the Princess of Girona Foundation.
Positions in other Group companies: None.
Membership of board committees: None.
Skills and competencies: Mr Botín brings international and managerial expertise to the board, particularly in finance and banking. He also brings a deep understanding of Grupo Santander, its operations and its strategy from his tenure as a non-executive director.

Non-executive director

Mr Botín joined the board in 2004.
Nationality: Spanish. Born in 1973 in Santander, Spain.
Education: Degree in Law from the Complutense University of Madrid.
Experience: Javier Botín founded JB Capital Markets, Sociedad de Valores, S.A.U in 2008 and has been its executive chairman ever since. He was co-founder and executive director of the equities division of M&B Capital

Annual report 2020	Contents

Álvaro Cardoso de Souza
He was a board member at AMBEV. S.A., Gol Linhas Aéreas, S.A. and Duratex, S.A. He was chairman of WorldWildlife Group (WWF) Brazil, a board member at WWF International and chairman and member of the audit and asset management committees of FUNBIO (Fundo Brasileiro para a Biodiversidade).
Other positions of note: None.
Positions in other Group companies: Mr de Souza is the non-executive chairman of Banco Santander (Brasil), S.A.
Membership of board committees: Risk supervision, regulation and compliance committee (chairman), and responsible banking, sustainability and culture committee.
Skills and competencies: Mr de Souza possesses broad international experience in banking, particularly in Brazil. He has a solid understanding of strategy and risk management, which is key to his role as chairman of our risk supervision, regulation and compliance committee. In addition, his active involvement with several environmental foundations and NGOs brings with him very useful knowledge about sustainability.

Non-executive director (independent)

Mr de Souza joined the board in 2018.
Nationality: Portuguese. Born in 1948 in Guarda, Portugal.
Education: Degree in Economics and Business Administration from Pontificia Universidade Católica de São Paulo, MBA-Management Program for Executives from the University of Pittsburgh, and a graduate of the Investment Banking Marketing Program at Wharton Business School.
Experience: Álvaro Cardoso de Souza has held various roles in Citibank Group, including CEO of Citibank Brazil, as well as senior roles in the US relating to consumer finance, private banking and Latin America.

Sol Daurella Comadrán
Coca-Cola European Partners plc and executive chairman of Olive Partners S.A. She also holds several roles at Cobega Group companies and is chairman of the board of trustees of the FERO Oncology Research Foundation.
Positions in other Group companies: None.
Membership of board committees: Nomination committee, remuneration committee, and responsible banking, sustainability and culture committee.
Skills and competencies: Ms Daurella brings to the board excellent strategy and high-level management skills from her international top-executive experience at listed and large privately-held entities, particularly distributors. She has vast knowledge of corporate governance as the former chair of several boards. She also possesses audit experience, having served on several audit committees. In addition, as a trustee at various health, education and environmental foundations, Ms Daurella contributes responsible business and sustainability insight to the board.

Non-executive director (independent)

Ms Daurella joined the board in 2015.
Nationality: Spanish. Born in 1966 in Barcelona, Spain.
Education: Degree in Business and MBA from ESADE.
Experience: Sol Daurella Comadrán served on the board of the Círculo de Economía and was an independent non-executive director at Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She has also been the honorary consul-general of Iceland in Barcelona since 1992.
Other positions of note: Ms Daurella is chairman of

Henrique de Castro
Previously, he had been the manager of worldwide devices, media and platforms at Google, European sales and business development manager at Dell Inc. and a consultant at McKinsey & Company.
Other positions of note: Mr de Castro is an independent director of Fiserv Inc.
Positions in other Group companies: Mr de Castro is a non-executive director of PagoNxt, S.L.
Membership of board committees: Audit committee, remuneration committee, and innovation and technology committee.
Skills and competencies: Due to his executive roles in the world’s top technology companies, Mr de Castro brings valuable experience in technological and digital strategy from a wide range of geographies.

Non-executive director (independent)

Joined the board in 2019.
Nationality: Portuguese. Born in 1965 in Lisbon, Portugal.
Education: Degree in Business Administration from the Lisbon School of Economics & Management (Portugal) and MBA from the University of Lausanne (Switzerland).
Experience: Henrique de Castro was an independent director at First Data Corporation and chief operating officer at Yahoo.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Gina Díez Barroso
Society/Council of the Americas, Laurel Strategies and Qualitas of Life Foundation.
Other positions of note: She is the founder and president of Grupo Diarq, S.A. de C.V. and Centro de Diseño y Comunicación, S.C. (Universidad Centro). In addition, she is a member of the board of Dalia Women, S.A.P.I de C.V. (Dalia Empower), member of Comité de 200 (C200) and represents Mexico at the W20, the G20 womens' initiative. She founded and is a trustee of the Pro-Educación Centro and Diarq foundations.
Positions in other Group companies: None.
Membership of board committees: None.
Skills and competencies: Ms Díez possesses vast experience in the real estate and education sectors, and has extensive knowledge of responsible business and sustainability as a result of having been a charter member and trustee of foundations focusing on education, gender diversity and social support.

Non-executive director (independent)

Ms Díez joined the board in 2020.
Nationality: Mexican. Born in 1955 in Mexico City, Mexico.
Education: Degree in Design from Centro de Diseño, Mexico City.
Experience: She has over 20 years' experience in the real estate and education sectors. Until April 2020, she was an independent director of Banco Santander México, S.A. and several Grupo Santander companies in Mexico. She has been member of the board of directors of Americas

Luis Isasi Fernández de Bobadilla
In 1987, he joined Morgan Stanley as managing director of investment banking for Europe and, from 1997 to February 2020, held the role of chairman and country head for Spain. He is now a senior adviser there. He has also been director of Madrileña Red de Gas, S.A. and Sociedad Rectora de la Bolsa de Madrid, S.A., as well as an independent director of Grifols, S.A.
Other positions of note: Mr Isasi is a non-executive chair of Santander España and an independent director of Compañía de Distribución Integral Logista Holdings, S.A. (Logista).
Positions in other Group companies: None.
Membership of board committees: Executive committee, remuneration committee, and risk supervision, regulation and compliance committee.
Skills and competencies: Mr Isasi has vast experience in a wide range of sectors and international markets, as well as a strong institutional network within Spain.

Non-executive director

Mr Isasi joined the board in 2020.
Nationality: Spanish. Born in 1956 in Jerez de la Frontera, Spain.
Education: Degree in Economics and Business Administration and MBA from Columbia Business School.
Experience: With broad experience in the financial and securities market sectors, Mr Isasi began his career at Abengoa, before holding various executive positions at JP Morgan in New York and First National Bank of Chicago in London.

Ramiro Mato García-Ansorena
Bolsas y Mercados Españoles, S.A. (BME) and the board of trustees of the Fundación Española de Banca para Estudios Financieros (FEBEF).
Other positions of note: Mr Mato is chairman of Ansorena, S.A. and vice-chairman of the board of trustees of Fundación Esperanza y Alegría.
Positions in other Group companies: None.
Membership of board committees: Executive committee, audit committee, risk supervision, regulation and compliance committee, and responsible banking, sustainability and culture committee (chairman).
Skills and competencies: Mr Mato has had an extensive career in banking and capital markets. He has held senior executive and non-executive roles and brings considerable expertise in top management, audit, risk and strategy, mainly within the financial sector. He has also been active on the boards of trustees of several education foundations.

Non-executive director (independent)

Mr Mato joined the board in 2017.
Nationality: Spanish. Born in 1952 in Madrid, Spain.
Education: Degree in Economics from the Complutense University of Madrid and graduate of Harvard Business School’s Management Development Programme.
Experience: Ramiro Mato held several roles in Banque BNP Paribas, including chairman of BNP Paribas Group in Spain. Previously, he had held several top roles in Argentaria. He was a member of the Spanish Banking Association (AEB),

Annual report 2020	Contents

Ramón Martín Chávez Márquez
Furthermore, he has been director of PNM Resources, Inc., the International Swaps and Derivatives Association (ISDA) and the Santa Fe Opera, and a member of the board of trustees of amfAR (the Foundation for AIDS Research).
Other positions of note: Mr Chávez is an independent director of Recursion Pharmaceuticals, Inc., Paige.AI, Inc. and Mount Sinai Genomics, Inc. DBA Sema4. He is also member of the Harvard University Board of Overseers, member of the board of trustees of the Institute for Advanced Study of Princeton (New Jersey) and of the Los Angeles Philharmonic, as well as a member of the Stanford University School of Medicine Board of Fellows.
Positions in other Group companies: Mr Chávez is a non-executive director of PagoNxt, S.L.
Membership of board committees: Nomination committee, remuneration committee, risk supervision, regulation and compliance committee and innovation and technology committee (chairman).
Skills and competencies: Mr Chávez brings extensive experience in the global financial and IT sectors, which will enhance the board's digital capabilities.

Non-executive director (independent)

Mr Chávez joined the board in 2020.
Nationality: American. Born in 1964 in Alburquerque, New Mexico (US).
Education: A.B. magna cum laude in Biochemical Sciences and Master of Computer Science from Harvard University. PhD in Medical Information Sciences from Stanford University.
Experience: Mr Chávez was Chief technology officer (CTO) and co-founder of Quorum Software Systems (1989-1993), global head of energy derivatives at Credit Suisse Financial Products (1997-2000) and CEO and co-founder of Kiodex (2000-2004). In 2005, he joined Goldman Sachs, where he was a partner from 2006 to 2019 and where he held various executive positions, including global co-head of the securities division, Chief information officer (CIO) and CFO. He was also member of the management committee from 2012 until 2019, when he left the firm.

Sergio Rial
He also held various executive positions at Cargill Inc. between 2004 and 2012, including executive vice-chairman, member of the board of directors and global CFO. He has also been CEO at Seara Foods and Marfrig Global Foods and a director of Mosaic Fertilizers.
Other positions of note: Mr Rial is an independent director of Delta Airlines Inc. and non-executive chairman of Ebury Partners Limited.
Positions in other Group companies: Mr Rial is a non-executive director of Banco Santander International (USA), SAM Investment Holding Limited, PagoNxt, S.L. and Santander Global Trade Platforms Solutions, S.L., and non-executive chairman of Universia Brasil, S.A.
Membership of board committees: None.
Skills and competencies: Mr Rial brings extensive executive experience in banking and finance. He also has a deep understanding of Latin American markets, especially Brazil. His previous experience in multinational groups across geographical areas and sectors increases the board’s diversity and gives it a valuable perspective on environmental and social issues.

Executive director

Mr Rial joined the board in 2020.
Nationality: Spanish and brazilian. Born in 1960 in Rio de Janeiro, Brazil.
Education: Degree in Law and Economics and postgraduate studies from the Instituto Brasileiro do Mercado de Capitais, Insead, Harvard Business School and Wharton Business School.
Experience: Mr Rial joined the Group as chairman of the board of Banco Santander (Brasil), S.A. in 2015, becoming its CEO and vice-chairman in 2016. He has been a director of Banco Santander International since 2018 and, since April 2019, regional head for South America. He held various executive positions at ABN Amro group between 1982 and 2004, including CEO for Asia and member of the global ExCo.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Belén Romana García

Other positions of note: Non-executive director of Aviva plc, London and independent director of SIX Group AG and Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.U. Furthermore, she is a member of the board of trustees of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society, and member of the advisory board of GFI, España and TribalData.
Positions in other Group companies: None.
Membership of board committees: Executive committee, audit committee, risk supervision, regulation and compliance committee, innovation and technology committee, and responsible banking, sustainability and culture committee.
Skills and competencies: Given her background as a government economist and overall executive and non-executive experience in finance (particularly from serving on the audit committees of listed companies), Ms Romana is a recognised financial expert. Having held important positions in Spanish credit institutions and in the field of capital markets, she can also provide strategic insights into banking, financial regulations and government relations.

Non-executive director (independent)

Belén Romana joined the board in 2015.
Nationality: Spanish. Born in 1965 in Madrid, Spain.
Education: Degree in Economics and Business Administration from Universidad Autónoma de Madrid and State Economist.
Experience: Belén Romana was formerly senior executive vice-president of Economic Policy, director-general of the Treasury of the Spanish Ministry of Economy, and director at Banco de España and the CNMV. She was also a director at the Instituto de Crédito Oficial and other entities on behalf of the Spanish Ministry of Economy. She served as a non-executive director at Banco Español de Crédito, S.A. and as executive chairman of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB).

Pamela Walkden
Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of Corporate Affairs and Group Manager of Investor Relations. In addition, she served as an independent member of the UK Prudential Regulation Authority (PRA) Regulatory Reform Panel and as member of the European Banking Authority Stakeholder Group.
Other positions of note: Mrs Walkden is a lay member of the Welfare and Ethics Committee of the Royal Veterinary College.
Positions in other Group companies: None.
Membership of board committees: Audit committee (chairman).
Skills and competencies: Ms Walkden is a recognised financial expert in view of her broad, international experience in banking and auditing.

Non-executive director (independent)

Mrs Walkden joined the board in 2019.
Nationality: British. Born in 1960 in Worcester, England.
Education: Master's Degree in Economics from Cambridge University.
Experience: Pamela Walkden has had an extensive career in banking. She has served in a number of senior management positions at Standard Chartered Bank, including as Group Head of Human Resources, Chief Risk Officer, Group Treasurer,

Jaime Pérez Renovales
Experience: Jaime Pérez Renovales was director of the office of the second deputy prime minister for Economic Affairs and Minister of Economy, deputy secretary to the Spanish Prime Minister, chairman of the Spanish State Official Gazette and the committee for Government Reform. Previously, he had been vice general counsel and vice-secretary of the board. He was also head of Grupo Santander’s legal department, general counsel and secretary of the board at Banco Español de Crédito, S.A. and deputy director of legal services at the CNMV. He sits on the jury for the Princess of Asturias Awards for Social Sciences and is chairman of the ICADE Business Club.
Mr Pérez is the secretary of all board committees.

General secretary and secretary of the board

Jaime Pérez Renovales joined the group in 2003.
Nationality: Spanish. Born in 1968 in Valladolid, Spain.
Education: Degree in Law and Business Administration from Universidad Pontificia de Comillas (ICADE E-3) and state attorney.

Annual report 2020	Contents
4.2 Board composition
Size
At 31 December 2020, the board of directors was made up of the 15 members whose profile and background are described in section 4.1 'Our directors'. The Bylaws allow it to have between 12 and 17 members.
Composition by type of director
The composition of the board of directors is balanced between executive and non-executive directors, most of whom are independent. Each director’s status has been verified by the nomination committee and submitted to the board.
Executive directors
•Ana Botín, Group executive chairman
•José Antonio Álvarez, Group vice-chairman and chief executive officer
Section 4.3 provides a more detailed description of their roles and duties under 'Group executive chairman and chief executive officer'.
•Sergio Rial
Independent directors
•Bruce Carnegie-Brown (lead independent director)
•Homaira Akbari
•Álvaro Cardoso
•R. Martín Chávez
•Sol Daurella
•Henrique de Castro
•Gina Díez
•Ramiro Mato
•Belén Romana
•Pamela Walkden
Every year, the nomination committee verifies and informs the board about the category of independent directors. It takes all the circumstances of each case into account, particularly any possible significant business relationships that could affect their independence. This analysis is described further in section 4.6 'Nomination committee activities in 2020'.
Independent non-executive directors account for 66.7% of board members. This conforms to best corporate governance practices as well as the board’s Rules and regulations, which require that the board be predominantly made up of non-executive directors with at least 50% independent directors.
At the end of 2020, the average term of independent non-executive directors was 3.02 years.

Term of independent directors
Other external directors
•Javier Botín
•Luis Isasi
These directors cannot be classified as independent directors for the following reasons:
•Mr Botín has been director for over 12 years.
•Although the nomination committee and the board believe that Mr Isasi meets the requirements to be classed as an independent director - in view of his remuneration as non-executive chair of Santander España, his entitlements as a director and the special nature of this body as supervisor of a business unit without its own corporate identity separate to Banco Santander - under prudent criteria it is considered preferable to classify him as an external director. This aligns to sub-sections 2 to 4 of article 529 duodecies of the Spanish Companies Act and to article 6.2 of the Rules and regulations of the board.

Our board composition

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Tenure and equity ownershipA
Board of directors		Tenure			Banco Santander shareholdingC
		Date of first appointment	Date of last appointment	End date B	Direct	Indirect	Shares represented	Total	% of share capital
Executive chairman	Ana Botín	04/02/1989	03/04/2020	03/04/2023	1,138,675	28,612,074		29,750,749	0.172%
Vice chairman and chief executive officer	José Antonio Álvarez	25/11/2014	12/04/2019	12/04/2022	1,820,754			1,820,754	0.010%
Vice chairman	Bruce Carnegie-Brown	25/11/2014	12/04/2019	12/04/2022	59,940			59,940	0.000%
Members	Homaira Akbari	27/09/2016	23/03/2018	23/03/2021	67,826	45,913		113,739	0.001%
	Javier Botín	25/07/2004	12/04/2019	12/04/2022	5,502,083	19,466,853	123,904,169D	148,873,105	0.858%
	Álvaro Cardoso	1/04/2018	01/04/2018	23/03/2021	0			0	0.000%
	R. Martín Chávez	27/10/2020	27/10/2020	27/10/2023	0			0	0.000%
	Sol Daurella	25/11/2014	03/04/2020	03/04/2023	149,483	476,837		626,320	0.004%
	Henrique de Castro	17/07/2019	17/07/2019	12/04/2022	2,982			2,982	0.000%
	Gina Díez	22/12/2020	22/12/2020	03/04/2023	0			0	0.000%
	Luis Isasi	19/05/2020	19/05/2020	03/04/2023	0			0	0.000%
	Ramiro Mato	28/11/2017	12/04/2019	12/04/2022	156,860			156,860	0.001%
	Sergio Rial	30/05/2020	30/05/2020	03/04/2023	171,913			171,913	0.001%
	Belén Romana	22/12/2015	12/04/2019	12/04/2022	208	4		212	0.000%
	Pamela Walkden	29/10/2019	03/04/2020	03/04/2023	2,608			2,608	0.000%
	Total				9,073,332	48,601,681	123,904,169	181,579,182	1.047%
General secretary and secretary of the board	Jaime Pérez Renovales
A.Figures from 31 December 2020.
B.For more details, see 'Election, renewal and succession' in section 4.2. The periods provided do not take into account the additional period that may apply under article 222 of the Spanish Companies Act nor the annual renewal of one-third of the board established in article 27.1 of the Bylaws.
C.Banco Santander’ shareholding policy aims to align our executive directors and shareholders’ long-term interests. It includes the obligation for each executive director to maintain a significant investment in Banco Santander's shares while performing executive duties, equivalent to twice their annual salary. Executive directors have five years from the time they were appointed to reach the required level of investment. Until they do so, any shares they receive as remuneration are subject, in addition to the regulatory obligation not to sell them for one year from delivery, which applies to all cases, to a mandatory three-year holding period from their date of delivery, unless they already hold the mentioned investment equivalent.
D.Includes shares owned by Fundación Botín (chaired by Javier Botín) and syndicated shares. It does not include shares corresponding to Ana Botín and Javier Botín because they are already included within their direct or indirect shareholdings. In subsection A.3 of section 9.2 'Statistical information on corporate governance required by the CNMV', we adapted this information to the CNMV’s format and, therefore, added all the syndicated shares as Javier Botín’s shareholdings. See 2.4 'Shareholders’ agreements'.
For more details, see section 9.2 'Statistical information on corporate governance required by the CNMV'.
Diversity
A diverse board of directors is essential to its effectiveness. The combination of skills and experiences creates an environment with varied points of view that improves the quality of decision-making. Thus, we seek to achieve a sound balance of technical skills, expertise and perspectives.
Our policy on the selection, suitability assessment and succession of directors helps make our board more diverse from different perspectives, for instance, in terms of gender, age, geographical provenance, experience and knowledge, without implicit bias that could lead to any form of discrimination based on gender, age, disability, race or ethnic origin. It was amended in July 2018 in line with European legislation on the disclosure of non-financial and diversity information and the European Banking Authority (EBA) and the European Securities and Markets Authority (ESMA) joint guidelines on suitability assessments of board members and key functions holders. In 2019, the new gender equality target of 40%-60% representation of either gender in the board by 2021, was included. It was later amended in December 2020, after the CNMV amended the Spanish Corporate Governance Code in June 2020 to include age diversity as a factor to take into account. Banco Santander applies this policy to select candidates for any vacancy on the board.
Our selection policy aims to diversify the board of directors in different terms. In particular, and without limiting the foregoing:
•Country of origin or international education: selection considers cultural diversity and international education, especially in the Group's main geographies.

Annual report 2020	Contents
•Gender equality: the nomination committee and the board of directors understand the importance of fostering equal opportunity between men and women as well as the need for women board members who possess the necessary skills, suitability and commitment to the role. They make a conscious effort to find women candidates with the required profile. Our policy fosters a selection of directors which maintains a balanced presence of women and men on the board.
On 26 February 2019, the board changed its minority gender target, set at 30% in 2016 by the nomination committee, to a gender equality target in the board, which implies a minimum and maximum representation of either gender of 40% to 60% by 2021. By November 2019, the board met this target and, at year-end, women already accounted for 40% of board members.
The board’s number of women members is well above the average for large listed companies in Spain and Europe. According to figures published by the CNMV in July 2020, based on the annual corporate governance reports for 2019, the percentage of female directors in IBEX 35 companies in Spain was on average 27.5%. Furthermore, according to data published by Eurostat (the European Commission's statistical office) in March 2019, the percentage of female directors in large listed companies was, on average, 27% for all European Union countries.
•Age: the selection policy on the selection, suitability assessment and succession of directors also considers that selection processes must promote age diversity. There are no age limits for becoming a director or holding any role on the board, including the chairman and the chief executive officer.
•Education and career: selection ensures that candidates are qualified and suitable to understand our Group’s businesses, structure and geographies individually and collectively; and that they fit within the Santander culture. The appointment process ensures that candidates will have banking and finance skills as well as expertise in other areas deemed important on our board skills and diversity matrix. Therefore, it takes into account education and work experience.
•Our policy has no implicit bias that could lead to discrimination due to race, disability and/or ethnicity.
Section 1.1 'Board skills and diversity' describes the result of these diversity standards in 2020.
Board skills and diversity matrix
The board’s skills matrix reflects the balance of the knowledge, skills, qualifications, diversity and experience required to pursue our long-term strategy in an ever-changing market.
We updated it in 2018 to make it simpler, more transparent and comprehensive. It contains more information for our investors and other stakeholders, who demand that certain skills be more visible on our board. We also took into account recommendations from the EBA and ESMA guidelines on the suitability assessment of board members and key functions holders, which came into effect in June 2018. It has been further updated in October 2020 to disclose the board's diversity in terms of age, on the back of the CNMV's approval of the revised version of the Spanish Corporate Governance Code.
This year's matrix follows the structure introduced last year:
•We distinguish between thematic and horizontal skills.
•We include a separate diversity section which details diversity in terms of gender, country of origin and/or education abroad and, as of this year, in terms of age. Finally, we also include a board tenure section.
In line with last year, the skills matrix discloses the skills and competencies of each board member, showing our commitment to transparency in this matter. Section 4.1 'Our directors' includes a paragraph on skills and competencies for each director, to more clearly identify the background to this matrix.
We also include an additional chart (entitled 'Committees skills and diversity matrix') that provides a clear view of the balance of skills, not only at board level as a whole, but for each board committee. This enables the overall effectiveness of the board committees to be evaluated by referring to the significant presence of skills relevant to the scope of each committee.

Resposible banking	Corporate governance	Economic and financial review	Risk management and compliance

Board skills and diversity matrix
		Executive			Independent										Other external
		Ana Botín (chairman)	José Antonio Álvarez (vice chairman - CEO)	Sergio Rial	Bruce Carnegie-Brown (vice chairman and lead independent director)	Homaira Akbari	R. Martín Chávez	Sol Daurella	Henrique de Castro	Álvaro Cardoso	Gina Díez Barroso	Ramiro Mato	Belén Romana	Pamela Walkden	Javier Botín	Luis Isasi
SKILLS AND EXPERIENCE
THEMATIC SKILLS
	Banking (86.7%)	•	•	•	•		•	•		•	•	•	•	•	•	•
	Other financial services (66.7%)	•	•	•	•	•					•	•	•		•	•
	Accounting, auditing and financial literacy (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Retail (80%)	•	•	•	•			•	•	•		•	•	•	•	•
	Digital & information technology (53.4%)	•	•	•	•	•	•		•			•
	Risk management (86.7%)	•	•	•	•	•	•	•		•		•	•	•	•	•
	Business strategy (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Responsible business & sustainability (80%)	•	•	•	•	•	•	•		•	•	•	•		•
	Human resources, culture, talent & remuneration (93.3%)	•	•	•	•	•	•	•	•	•	•	•	•	•		•
	Legal and regulatory (13.3%)						•						•
	Governance and control (86.7%)	•	•	•	•	•	•	•		•		•	•	•	•	•
International experience	Continental Europe (80%)	•	•	•	•	•	•	•	•			•	•		•	•
	US/UK (93.3%)	•	•	•	•	•	•	•	•	•		•	•	•	•	•
	Latam (73.3%)	•	•	•		•	•		•	•	•	•			•	•
	Others (46.7%)			•	•		•	•	•			•		•
HORIZONTAL SKILLS
	Top management (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Government, regulatory and public policy (6.7%)												•
	Academia and education (46.7%)	•			•	•	•	•			•	•
	Significant tenure (86.7%)	•	•	•	•	•		•	•	•	•	•	•		•	•
DIVERSITY
	Female (40%)	•				•		•			•		•	•
Country of origin / international education	Continental Europe (60%)	•	•	•				•	•			•	•		•	•
	US/UK (80%)	•	•	•	•	•	•			•	•	•	•	•		•
	Latam (20%)			•						•	•
	Others (6.7%)					•
Age (years old)	Less than 55 (13.3%)							•							•
	From 55 to 65 (73.4%)	•	•	•	•	•	•		•		•		•	•		•
	More than 65 (13.3%)									•		•
BOARD TENURE
	0 to 3 years (53.4%)			•			•		•	•	•	•		•		•
	4 to 11 years (33.3%)		•		•	•		•					•
	12 years or more (13.3%)	•													•

Annual report 2020	Contents

Committees skills and diversity matrix
		Executive committee	Audit committee	Nomination committee	Remuneration committee	Risk supervision, regulation and compliance committee	Innovation and technology committee	Responsible banking, sustainability and culture committee
SKILLS AND EXPERIENCE
THEMATIC SKILLS
	Banking	100%	60%	100%	80%	100%	71.4%	80%
	Other financial services	100%	60%	33.3%	40%	60%	71.4%	60%
	Accounting, auditing and financial literacy	100%	100%	100%	100%	100%	100%	100%
	Retail	100%	80%	66.7%	80%	80%	71.4%	80%
	Digital and information technology	66.7%	60%	66.7%	60%	40%	85.7%	40%
	Risk management	100%	80%	100%	80%	100%	85.7%	100%
	Business strategy	100%	100%	100%	100%	100%	100%	100%
	Responsible business and sustainability	83.3%	60%	100%	60%	80%	85.7%	100%
	Human resources, culture, talent and remuneration	100%	100%	100%	100%	100%	100%	100%
	Legal and regulatory	16.7%	20%	33.3%	20%	40%	28.6%	20%
	Governance and control	100%	80%	100%	80%	100%	85.7%	100%
International experience	Continental Europe	100%	80%	100%	100%	80%	100%	80%
	US/UK	100%	100%	100%	100%	100%	100%	100%
	LatAm	66.7%	60%	33.3%	60%	80%	71.4%	60%
	Others	33.3%	60%	100%	80%	40%	42.9%	40%
HORIZONTAL SKILLS
	Top management	100%	100%	100%	100%	100%	100%	100%
	Government, regulatory and public policy	16.7%	20%	–	–	20%	14.3%	20%
	Academia and education	50%	40%	100%	60%	40%	57.1%	60%
	Significant tenure	100%	80%	66.7%	80%	80%	85.7%	100%
DIVERSITY
	Female	33.3%	60%	33.3%	20%	20%	42.9%	60%
Country of origin / international education	Continental Europe	83.3%	60%	33.3%	60%	60%	57.1%	60%
	US/UK	100%	80%	66.7%	60%	100%	85.7%	80%
	Latam	–	–	–	–	20%	–	20%
	Others	–	20%	–	–	–	14.3%	20%
Age (years old)	Less than 55	–	–	33.3%	20%	–	–	20%
	From 55 to 65	83.3%	80%	66.7%	80%	60%	100%	40%
	More than 65	16.7%	20%	–	–	40%	–	40%
BOARD TENURE
	0 to 3 years	33.3%	60%	33.3%	60%	80%	28.6%	40%
	4 to 11 years	50%	40%	66.7%	40%	20%	57.1%	60%
	12 years or more	16.7%	–	–	–	–	14.3%	–

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Election, renewal and succession of directors
Election of directors
Our directors are appointed for three-year terms. However, one-third of board members are renewed each year in order of their tenure, based on when they were appointed. Outgoing directors may be re-elected. Each appointment, re-election and ratification is submitted to a separate vote at the general meeting.
Procedures for appointing, re-electing, evaluating and removing directors
Our internal policy for the selection, suitability assessment and succession of directors dictates standards for the board’s quantitative and qualitative composition, how it is revised and how new candidates are identified, selected and appointed.
Shareholders appoint and re-elect directors at the general meeting. If directors step down during the term of office, the board of directors may provisionally designate another director by co-option until the general meeting confirm or revoke the appointment at the earliest subsequent meeting.
The nomination committee must issue a report and a reasoned opinion in advance of any proposal the board will make to shareholders to appoint, re-elect and ratify any category of director, as well as in advance of any board resolution about co-option.
Proposals must include a duly substantiated report prepared by the board containing an assessment of the qualifications, experience and merits of the proposed candidate. Re-election and ratification proposals will provide an assessment of the work and dedication to the position during the last period in which the proposed director held office. If the board disregards the nomination committee's opinion, it must explain its decision and record its reasons in meeting minutes.
Directors must meet specific requirements dictated by laws for credit institutions and our Bylaws. Upon taking office, they must formally undertake to fulfil the obligations and duties prescribed therein and in the Rules and regulations of the board.
Our directors must be of renowned business and professional integrity, and have the knowledge and experience needed to perform their role and exercise good governance. Director candidates will also be selected on the basis of their professional contribution to the entire board.
For more details, see section 4.1 'Our directors' and the 'Board skills and diversity matrix' in section 4.2.
The board of directors will endeavour to have significantly more external or non-executive directors than executive directors, and for the number of independent directors to make up at least half of all members.
Our directors shall cease to hold office when the term for which they were appointed ends (unless they are re-elected); when the general meeting so resolves; or when they resign. When a director ceases to hold office prior to the end of his or her term (i.e. by general meeting resolution or by resignation), the director shall sufficiently explain the reasons for the resignation or, in the event of non-executive directors, their opinion on the reasons for their cessation in office by the general meeting in a letter to the other board members. In addition, when appropriate, Banco Santander will publicly disclose the cessation in office, including sufficient information on the director's reasons or circumstances provided by the director.
Directors must tender their resignation to the board and formally resign from their position if the board, on recommendation of the nomination committee, deems it appropriate to do so in cases that may adversely affect to the board's functioning or to Banco Santander’s creditworthiness and reputation and, in particular, if they are find themselves in any of the circumstances of ineligibility or prohibition provided by law, irrespective of Royal Decree 84/2015, which implements Act 10/2014 on the organisation, supervision and solvency of credit institutions, on the honourability requirements for directors and the consequences of directors subsequently failing to meet such requirements.
Directors must notify the board, as soon as possible, of any circumstances affecting them, whether or not related to their performance in Banco Santander, that might damage its creditworthiness or reputation, especially when under criminal investigation, and the progress of any criminal trial. When the board is informed or becomes aware in another way of any of the mentioned situations, the board shall examine the case as soon as possible and, attending to the particular circumstances, decide, following a report from the nomination committee, whether or not to adopt any measures, such as opening an internal investigation, calling on the director to resign or proposing his or her cessation in office.
Proprietary non-executive directors must also tender their resignation when the shareholder they represent sells off or significantly reduces its equity holding.
Finally, succession planning for the main board members is key to Banco Santander’s good governance. It ensures that leadership transitions are orderly and the board remains stable. The nomination committee and the board prioritize member succession planning, with sound and appropriate plans in place that are regularly revisited.
4.3 Board functioning and effectiveness
The board is the highest decision-making body and focuses on supervision
Banco Santander’s board of directors is our highest decision- making body, except in matters reserved to shareholders at the general meeting. It performs its duties with unity of purpose and independent judgement.
The board’s policy is to designate executive bodies and managers to run Group’s day-to-day operations and apply its strategy. It focuses on general supervision and other

Annual report 2020	Contents
functions it cannot delegate by law, under the Bylaws and the Rules and regulations of the board, including:
•General policies and strategies (including capital and liquidity, new products, operations and services; corporate governance, culture and values including policies on responsible business and sustainability (in particular, on environmental and social matters); risk control; remuneration policy; and compliance).
•Financial reporting, and general information reported to shareholders, investors and the general public, as well as the processes and controls that ensure full disclosure.
•Policies on reporting and communication with shareholders, markets and public opinion, and supervision of the disclosure of information and communications about Group.
•Internal audit plan and results.
•Selection, succession and remuneration of directors.
•Selection, succession and remuneration of senior management and other key positions.
•Effectiveness of the group’s corporate and internal governance system.
•Significant corporate transactions and investments.
•Calling the general shareholders’ meeting.
•Governance-related matters in general, including related-party transactions.
•Banco Santander and Group’s corporate and internal governance, including the GSGM, corporate frameworks and internal regulations.
Structure of the board
The board’s governance structure ensures that it discharges its duties effectively. This section provides further details about this structure, which can be split into four dimensions:
•Group executive chairman and chief executive officer, who are the most senior executives in Group’s strategic and ordinary management, which the board is responsible for overseeing, ensuring that their roles are clearly separated and complementary.
•A lead independent director who is responsible for coordinating non-executive directors effectively and making sure they serve as an appropriate counter- balance to executive directors.
•A board committee structure, which supports the board in:
•Managing Group by exercising decision-making powers in the executive committee.
•Formulating strategy for core areas in the responsible banking, sustainability and culture committee, and in the innovation and technology committee.
•In supervision and taking important decisions in the audit, nomination, remuneration and risk supervision, regulation and compliance committees.
•A board secretary, who supports the board, its committees and our chairman, and is also general secretary of the group.
Rules and regulations of the board
The board is governed by the rules set out in the Bylaws and the Rules and regulations of the board, both of which are available at our corporate website.
•Bylaws: dictate the basic rules that apply to the composition and operation of the board and its members' duties and are supplemented and implemented by the Rules and regulations of the board. They can be amended only by the general meeting. See ' Rules for amending our Bylaws' in section 3.2.
•Rules and regulations of the board: set the rules for running and internally organizing the board of directors and its committees through the development of applicable laws and Bylaws' provisions. They set out the principles governing the actions of the board and its committees and the rules of conduct its members must follow.
The board amended its Rules and regulations on 22 December 2020 to (i) adapt them to the Spanish Corporate Governance Code revised in June 2020, and to show our alignment with it; (ii) formally reflect specific Banco Santander’s long-standing good practices; and (iii) include specific technical improvements and other minor changes. The main amendments were:
•Formally including the objective of gender equality in the board, agreed in 2019, as well as the promotion of age diversity in the qualitative composition of the board and in directors' selection procedures.
•Stipulating that the responsible banking, sustainability and culture committee must be composed of non-executive directors only.
•Amending the composition of the innovation and technology committee to allow non-executive directors to chair it.
•Specifying that the risk management skills to be taken into account in the appointment of audit committee members and its chair include both financial and non-financial risks.
•Regulating the coordination of the supervision of the whistleblowing channel by the audit committee and the risk supervision, regulation and compliance committee and extending its use to other persons linked to Banco Santander in addition to employees.
•Including collaboration between the responsible banking, sustainability and culture committee and the audit committee in the supervision and evaluation of the process of preparing and presenting non-financial

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
information and attributing expressly the supervision and evaluation of the environmental and social policies to the responsible banking, sustainability and culture committee.
•Expressly contemplating the board of director’s power to set up advisory boards – composed by members external to the Group – other than the international advisory board.
•Amending the obligation for directors to notify the board of any criminal investigations which they are subject to, as well as their progress, and expressly contemplating its assessment by the board based on a report from the nomination committee and information, if any, in the annual corporate governance report.
•Adapting the provisions on shareholders and investor relations in the context of the general meeting to our internal policy on communication and engagement with shareholders and investors, updated in February 2020, and setting out the obligation for the board to analyse the voting results at the general meeting and any significant opposition to a specific resolution.
The Rules and regulations of the board adhere to all legal requirements as well as the principles set out in the Spanish Corporate Governance Code revised in June 2020; the Corporate Governance Principles for Banks of the Basel Committee on Banking Supervision of July 2015; and the guidelines established by the EBA in 'Guidelines on internal governance under Directive 2013/36/EU' that came into force on 30 June 2018.
Our rules on the audit committee also adhere to the recommendations and good operating practices established in Technical Guide 3/2017 of the CNMV, on Audit Committees of Public Interest Entities. It also complies with the US regulations because our shares are listed as ADS on the NYSE, in particular, with Rule 10A-3 under the Securities Exchange Act (SEA) introduced by the Sarbanes-Oxley Act of 2002 (SOX) on requirements for companies’ audit committees.
Our rules on the nomination and the remuneration committees also adhere to the recommendations and good operating practices set out in the CNMV’s Technical Guide 1/2019 on Nomination and Remuneration Committees.
Group executive chairman and chief executive officer
Our executive chairman is Ana Botín and our chief executive officer is José Antonio Álvarez.
The roles of our Group executive chairman and chief executive officer are clearly separated, as follows:

Roles of the executive chairman and the chief executive officer
Executive chairman	Chief executive officer
•The chairman is the highest-ranking officer in Grupo Santander and its main representative with regulators, authorities and other major stakeholders.
•The chairman´s direct reports are the chief executive officer and the senior managers in charge of long-term strategy of Grupo Santander (such as Corporate Development), the corporate functions (such as Communications and General secretariat) and control (including Risk and Internal Audit, without prejudice to their reporting to the audit and risk supervision, regulation and compliance committees) and those areas not directly related to the day-to-day management of the business.
•The chairman also leads the appointment and succession planning of the senior management of Santander Group.

•The chief executive officer is entrusted with the day-to-day management of the business.
•Accordingly, the chief executive officer’s direct reports are the senior managers in charge of the businesses (heads of the regional -Europe, North America and South America- and global businesses) and of the functions supporting the business (such as Finance, Financial control and IT & operations).

The duties of the group executive chairman, the chief executive officer, the board, and its committees are clearly separated. Various checks and balances properly balance Grupo Santander’s corporate governance structure. In particular:
•The board and its committees supervise both the group executive chairman and the chief executive officer.
•The board of directors has delegated all its powers to the executive chairman and the chief executive officer, except for those that cannot be delegated by law and under the Bylaws and the Rules and regulations of the board. The board directly exercises those powers to perform its general supervisory function.

•The lead independent director leads for the group executive chairman’s appointment, succession planning and assessment, and plays a key role in our corporate governance, as detailed below.
•The audit committee is chaired by an independent director who is considered a ‘financial expert’ as defined in Regulation S-K of the Securities and Exchange Commission (SEC).
•The group executive chairman may not simultaneously act as Banco Santander’s chief executive officer.
•The corporate risk, compliance and internal audit functions report as independent units to a committee or a member of the board of directors, and have direct, unfettered access to the board.

Annual report 2020	Contents
Lead independent director
The role of the lead independent director is key to our governance. The lead independent director coordinates non-executive directors and makes sure they serve as an appropriate counter-balance to the executive directors.
The following chart illustrates the functions of the lead independent director:

Duties of the lead independent director and activities during 2020
Duties	Activities in 2020
Facilitate discussion and open dialogue among independent directors, even by coordinating meetings of non-executive directors; and engage with them to consider their views.	Held three meetings with non-executive directors without executive directors present, where they were able to voice concerns and opinions. The meetings were also a valuable opportunity to discuss other matters such as board training topics, executive director performance and the operation of board committees.
Direct the regular assessment of the chairman of the board of directors and coordinate her succession plan.	Leadership in the annual assessment of the chairman in order to determine her variable pay.
Engagement with shareholders and other investors with the purpose of gathering information on their concerns, in particular, with regard to Banco Santander´s corporate governance.	See section 3.1'Shareholder engagement'.
Replace the chairman in the event of absence with key rights such as the ability to call board meetings under the terms set down in the Rules and regulations of the board.	Although lead independent director did not replace the chair of the board in any meetings he was fully committed with its proper functioning.
Request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board.	Whilst no such meetings where called by the lead independent director, he remained fully informed on board meeting content.
Structure of board committees
The board currently has seven committees and one international advisory board with the following characteristics:

	Mandatory committees (required by Law, under Bylaws or under the Rules and regulations of the board)			Voluntary committees (permitted under Bylaws)
	Decision-making powers	Supervision, information advice and recommendations regarding functions in risk, financial reporting and audit, nomination and remuneration matters		Support and proposal in strategic areas
Board committees	Executive committee	Audit committee	Nomination committee	Responsible banking, sustainability and culture committee
		Risk supervision, regulation and compliance committee	Remuneration committee	Innovation and technology committee
External advisory board				International advisory board (members are non-directors)

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Secretary of the board
Jaime Pérez Renovales is the secretary of the board. He assists the chairman and ensures the formal and substantial legality of all the board’s actions. He also makes sure good governance recommendations and procedures are observed and regularly reviewed.
The board’s secretary is also general secretary of Banco Santander. He acts as the secretary of all board committees and thus facilitates a fluid and effective relationship between the committees and the different units of the Group that must collaborate with them. It is not necessary to be a director to be secretary.
The nomination committee must issue an opinion before submitting proposals to appoint or remove the secretary to the board.
The board also has a deputy secretary of the board, Óscar García Maceiras. He acts as the deputy secretary on all board committees. He also assists the secretary and substitutes him in the event of his absence, inability to act or illness.
Board meetings
The board of directors held 20 meetings in 2020, including 11 ordinary meetings and nine extraordinary meetings. The Rules and regulations of the board dictate that it must hold at least nine annual ordinary meetings and one quarterly meeting.
Although board meetings follow an annually set calendar and a provisional agenda of items to discuss, new items can be added to the agenda and additional meetings can be called in accordance with new business needs. Directors may also propose items to be added to the agenda and are duly informed of changes to the calendar and meeting agendas.
The board also keeps a formal list of matters only it can address. It prepares a plan to distribute them among the ordinary meetings scheduled in the provisional calendar it has approved.
Directors are given relevant documents sufficiently in advance of each meeting of the board. This information sent to them via secure electronic means is specifically for preparing meetings and, in the board’s opinion, it is thorough and sent sufficiently in advance.
The Rules and regulations of the board of directors also expressly recognise directors’ right to request and obtain information on anything related to Banco Santander and its domestic and foreign subsidiaries. They also recognise their right to inspect the books, files, documents and any other records of corporate transactions, in addition to premises and facilities. Furthermore, directors can request and obtain any information and advice they deem necessary from the secretary in order to perform their duties.
The board meets at the chairman’s discretion or at the request of at least three directors.
The lead independent director is also authorised to request a board meeting or that new items be added to the agenda for a meeting that has already been called.
Directors must attend meetings in person and make sure to limit absences to cases of absolute necessity. The nomination committee checks that no less than 75% of directors attend board and committee meetings. For further information, see 'Board and committee attendance' in this section 4.3.
If directors are unable to be present at meeting, they can designate another director as their special proxy for each meeting in writing to act on their behalf. Proxies are granted with instructions. Non-executive directors may only be represented by other non-executive directors. One director can hold more than one proxy.
The board may meet in various rooms at the same time, provided that interactivity and communication among them in real time can be secured by audio-visual means or by telephone to hold the meeting concurrently.
Board meetings are validly quorate when more than half of its members attend in person or by proxy.
Resolutions are adopted by absolute majority of directors in attendance. The chairman has the casting vote in the event of a tie. The Bylaws and the Rules and regulations of the board only require qualified majorities according to the law.
The board secretary keeps the board’s documents on file. He records the content of meetings in meeting minutes. Meeting minutes of the board and committees include statements members expressly request to be put on record.
The board may hire legal, accounting or financial advisers and other experts at Banco Santander’s expense for assistance with their duties.
The board should encourage communication between its committees, especially the risk supervision, regulation and compliance committee and the audit committee. It should also promote dialogue between the risk supervision, regulation and compliance committee and the remuneration committee and the responsible banking, sustainability and culture committee, given the relevance of their respective work with each other.
Some committees hold joint meetings throughout the year. Although they cannot vote, any director can attend and participate in meetings of committees on which they do not serve if invited by the board chairman of the board and the chairman of the respective committee, after having asked the chairman of the board. Furthermore, all board members who are not executive committee members may attend executive committee meetings at least twice a year, for which they are to be called by the chairman.

Annual report 2020	Contents
During the year, directors that are not members of the executive committee attended 11 of the total of 46 meetings held.

Comparison of number of meetings heldA
	Santander	Average Spain	US average	UK average
Board	20	11.0	7.9	7.7
Executive committee	46	10.1	—	—
Audit committee	15	8.5	8.2	5.7
Nomination committee	13	6.7	4.5	4.1
Remuneration committee	13	6.7	5.9	5.1
Risk supervision, regulation and compliance committee	13	13.8	NA	5.6
Source: Spencer Stuart Board Index 2020 (Spain, United States and United Kingdom).
NA: Not available.
The following chart shows the board’s approximate time allocation to each function in 2020.

Approximate allocation of the board’s time in 2020
Committee meetings
Committee meetings follow a calendar, which includes at least four meetings (except for the innovation and technology committee, which holds at least three meetings) and an annual work plan established yearly. Each committee meets as often as is required to fulfil its duties.
Committee meetings are quorate if more than half of its members are present in person or by proxy. Committee resolutions pass with a simple majority of votes. In the event of a tie, the committee chairman has the casting vote. Committee members may grant a proxy to another member; however, non-executive directors can only be represented by other non-executive directors.
Committee members are given relevant documents sufficiently in advance of each meeting to ensure effectiveness.
Committees have the authority to summon executives, who will appear at meetings at the invitation and under the terms dictated by the chairman. Furthermore, committees also may address, a request to the general secretary, for the hiring of legal, accounting or financial advisers or other experts at Banco Santander’s expense for assistance with their duties. The other committees may also do so with the board’s approval.
The role of committee secretary is non-voting and falls on the general secretary and secretary of the board. This fosters a fluid and efficient relationship with the units that must work with, and report to, committees.
Committee chairmen report on committees’ meetings and activities at all board meetings. Furthermore, all board members are given a copy of committees’ meeting minute and all documents provided for meetings.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Board and committee attendance
The table below shows the attendance rate of board and committee meetings.

Attendance to the board and committee meetings in 2020
Committees
Directors	Board	Executive	Audit	Nomination	Remuneration	Risk supervision, regulation and compliance	Innovation and technology	Responsible banking, sustainability and culture
Average attendance	98%	94%	97%	100%	100%	97%	93%	97%
Individual attendance
Ana Botín	20/20	44/46	_	_	_	_	4/4	4/4
José Antonio Álvarez	20/20	46/46	_	_	_	_	4/4	_
Bruce Carnegie-Brown	20/20	42/46	_	13/13	13/13	_	4/4	_
Homaira Akbari	20/20	_	15/15	_	_	_	4/4	4/4
Ignacio BenjumeaA	10/10	20/20	_	_	6/6	5/5	2/2	2/2
Javier Botín	20/20	_	_	_	_	_	_	_
Álvaro Cardoso	18/20	_	_	_	_	12/13	_	3/4
R. Martin ChávezB	3/3	_	_	_	3/3	3/3	1/1	_
Sol Daurella	20/20	_	_	13/13	13/13	_	_	4/4
Henrique de Castro	20/20	_	14/15	_	13/13	_	2/4	_
Guillermo de la DehesaC	7/7	13/13	_	3/3	3/3	_	1/1	_
Gina DíezD	1/1	_	_	_	_	_	_	_
Rodrigo Echenique	20/20	_	_	13/13	_	_	_	_
Esther Giménez-SalinasE	17/17	_	_	10/10	_	10/10	_	4/4
Luis IsasiF	10/10	27/27	_	_	8/8	9/9	_	_
Ramiro Mato	18/20	43/46	14/15	_	_	14/14	_	4/4
Sergio RialG	10/10	_	_	_	_	_	_	_
Belén Romana	20/20	39/46	15/15	_	_	12/13	4/4	4/4
Pamela Walkden	20/20	_	15/15	_	_	_	_	_
Note: The table details the attendance of directors whenever the latter have personally attended meetings of the board or its committees. For this purpose, absent directors who are represented are not counted as having attended.
A.Left the board and all the committees where he was a member on 30 May 2020.
B.Member of the board and member of the remuneration, risk supervision, regulation and compliance and innovation and technology committee since 27 October 2020. Member of the nomination committee since 22 December 2020.
C.Left the board and all the committees where he was a member on 3 April 2020.
D.Member of the board since 22 December 2020.
E.Left the board and all the committees where she was a member on 27 October 2020.
F.Member of the board and member of the executive committee, remuneration committee and risk supervision, regulation and compliance commitee since 19 May 2020.
G.Member of the board since 30 May 2020.
This table shows the average dedication of our directors to the board and committees:

Average dedication of directors to the board and committees
	Meetings per year	Average of hours per memberA	Average of hours per chairB
Board	20	132B	264B
Executive committee	46	230	460
Audit committee	15	150	300
Nomination committee	13	52	104
Remuneration committee	13	52	104
Risk supervision, regulation and compliance committee	13	130	260
Responsible banking, sustainability and culture committee	4	20	40
Innovation and technology committee	4	16	32
A. Includes hours of meeting preparation and attendance.
B. Of the 11 ordinary meetings held.
On average, each director dedicated approximately 58 days per year to their role (including their participation in committees), and 5 days to each board meeting, working 8 hours daily.
Directors must report any professional activity or post for which they will be nominated to the nomination committee so it can assess the time commitment to the group and check for possible conflicts of interest.
The annual suitability reassessment our nomination committee conducts every year (see in section 4.6 'Nomination committee activities in 2020') allows us to keep all information on the estimated time dedicated by directors to other roles and/or professional activities up to date and confirm their capacity to exercise good governance as directors of Banco Santander.

Annual report 2020	Contents
Overall, Banco Santander is able to verify compliance with the maximum number of company boards on which the law allows our directors to serve at once (i.e., up to one executive and two non-executive roles, or four non-executive roles; roles in the same group are considered a single role and roles in not-for-profit or non-commercial organisations are not included).
Training of directors and induction programmes for new directors
The board promotes its directors’ continued development through an annual board training programme with contents the board chooses based on its performance reviews as well as economic, geopolitical and regulatory issues.
In 2020, these workshops, which typically follow board meetings, were run for all directors:
•Application Programming Interface development and use within Santander.
•Machine Learning and its potential for Santander.
•Cyber risk review covering core disciplines and new developments.
•Financial crime regulatory requirements and best practice guidance for senior management including anti money laundering and sanctions.
•Climate change and Santander’s response.
•Risk Appetite Statement annual review covering material risks, calibration of limits and cascade across the Group and future enhancements proposed for 2021 Risk Appetite Statement development.
In addition, the board has robust induction and development programmes so new directors can better understand the Grupo Sanander’s business and governance rules. They typically run between six to twelve months, from time a director is formally appointed by the board with regulatory approval. Key group managers provide detailed information on their areas of responsibility, addressing special needs found in director suitability assessments.
In 2020, these directors completed induction programmes with additional areas of focus:
•Pamela Walkden. who received additional deep-dive sessions with the audit committee chairs of certain subsidiaries and other key Grupo Santander positions given her transition to audit committee chair.
•Luis Isasi, who received additional deep-dive sessions covering Santander España after being appointed non-executive chairman.
•R. Martín Chávez and Gina Díez, who commenced their induction after being formally appointed and are expected to finish in 2021.
These programmes had been tailored to their experience and particular induction needs found when their suitability was being assessed.
Board assessment in 2020
The board undergoes a yearly assessment of its performance and effectiveness, composition, quality of its work and individual performance of its members. The assessment includes its committees and is conducted at least every three years by an external independent consultant, whose independence is assessed by the nomination committee.
In 2020, the assessment was conducted by an external independent expert.
External consultant independence
A robust selection process was undertaken to identify an external independent consultant to conduct the board assessment with a fresh perspective. A high degree of focus was placed on consultants with an in-depth understanding of Spanish and banking markets, and of the effectiveness of the boards of directors.
On 29 September, the board appointed Egon Zehnder to conduct the board assessment, following a favourable report of the nomination committee, which assessed and verified the consultant's independence.
Egon Zehnder, as a reference leader in its field, advised the Group in 2020 —occasionally and never exclusively— on processes related to the identification, selection and review of skills and potential of managers. The amounts paid to Egon Zehnder in 2020 for these services were:

Country	Total amount in local currency	Total amount in EUR A
United Kingdom	GBP 52,500	58,029
Argentina	ARS 5,602,905	54,246
Brazil	BRL 228,125	35,703
Chile	CLP 48,871,337	55,751
SpainB	EUR 1,137,781	1,137,781
Total		EUR 1,341,510
A.    The amounts in EUR have been calculated based on exchange rates as at 31 December 2020.
B.    Excluding the amounts received for the Banco Santander board of directors' 2020 review.
The nomination committee does not consider the referred amounts material in the context of the overall budget for such services, nor that they represent a significant proportion of Egon Zehnder’s total fees.
For more details, see 4.6 ‘Nomination committee activities in 2020’.
Process, methodology and scope of the assessment
The lead independent director and the executive chairman organized and coordinated the assessment alongside the nomination committee.
The assessment methodology agreed with Egon Zehnder and endorsed by the nomination committee comprised:
•An anonymous questionnaire completed by all board members.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•Structured, detailed and confidential interviews with individual board members and select members of the executive team, covering their qualitative and quantitative assessment of key areas.
•Board and committee meeting observations to assess the quality of debate, dynamics and culture.
The process focused on board and committee structure, composition, processes and behaviours, including:
•The quality and efficiency of their functioning.
•Their size, composition and diversity.
•The performance of each director, general secretary and committee chairmen.
•The frequency and duration of meetings; content of the agenda and time dedicated to each item; quality of the information received; and decision making.
The objective of the exercise was to identify areas of continuous improvement therefore optimizing board impact in the future.
Findings and action plan
On 15 February 2021, Egon Zehnder shared the findings with the board, which included, among others, that:
•The board is appropriately composed, engages in healthy debate and makes decisions effectively.
•The committee structure, composition and operation is fit for purpose taking into account Banco Santander’s scale and complexity.
•The executive chairman, CEO, lead independent director and general secretary performed positively and effectively.
•The board´s governance and logistics are well covered.
•A review of meeting frequency and agenda contents can help boost efficiency, striking a further balance between productivity and fulfilling regulatory expectations.
The board discussed the assessment and associated findings at its meeting held on 15 February 2021, and concluded that it was satisfied with its and its committees' performance and effectiveness.
Taking into account the Egon Zehnder findings, the board will develop and execute an action plan to address the identified areas of improvement, applicable to both the board and its committees. The action plan will specifically focus on improving efficiency of operation at both a board and committee level, at all times meeting regulatory and good governance expectations. In addition, committees will each be engaged on specific actions relevant to their ongoing effective and efficient operation.
The agreed action plan will be executed during 2021 under the supervision of the nomination committee, with regular progress reports to the board.
4.4 Executive committee activities in 2020
Composition

Position		Category	Appointed on
Chairman	Ana Botín	Executive	11/12/1989
Members	José Antonio Álvarez	Executive	3/01/2015
	Bruce Carnegie-Brown	Independent	12/02/2015
	Luis Isasi	Other external	20/05/2020
	Ramiro Mato	Independent	28/11/2017
	Belén Romana	Independent	01/07/2018
Secretary	Jaime Pérez Renovales
A. Committee chair 10 September 2014.
In 2020, Ignacio Benjumea and Guillermo de la Dehesa stepped down from the committee, with Luis Isasi appointed on 20 May.
Functions
The executive committee is a key governance body of the Group and is delegated to exercise all the board’s powers except those that cannot be delegated by law or under the Bylaws and the board’s rules and regulations. The executive committee meets every week to ensure that key decisions can be made timely and efficiently, allowing the board to focus on general supervision. The executive committee regularly reports to the board on its core matters, providing all directors with the minutes from its meetings and related documents.
Committee performance
The board of directors, supported by its nomination committee, sets the executive committee’s size and qualitative composition based on efficiency standards and guidelines for board composition. However, because the committee’s size must allow it to perform its functions expeditiously with all executive directors present, the executive committee does not have the same qualitative composition as the board of directors. It has a majority of external directors, including three independent directors. This composition ensures a balance of opinions, as well as internal and external perspectives. It also complies with Recommendation 37 of the Spanish Corporate Governance Code, which stipulates that there must be at least two non-executive directors, one of whom should be independent. The secretary of the board is also the secretary of the executive committee.
The executive committee can meet as many times as its chairman (or, in her absence, vice-chairman) convenes it. However, it generally meets once a week.
‘Committee meetings' in section 4.3 further describes the general rules that apply to these sessions.
Main activities in 2020
The executive committee handled several matters relating to the business of Santander, its main subsidiaries, risks and corporate transactions, in addition to the core issues it subsequently elevates to the full board of directors:

Annual report 2020	Contents
•Earnings: the committee was kept up to date on group earnings and investors and analysts’ reactions to them.
•Business performance: the committee received reports on management and specific subjects related to the performance of Santander’s business areas.
•Information from the chairman: the board’s chairman presides over the executive committee and regularly reported on group management, strategy and institutional issues.
•Information reported by the chief executive officer: the Group chief executive officer reported key aspects relating to Group performance, budget and strategic business plans.
•Corporate transactions: the committee analysed and, where applicable, approved some corporate transactions (investments and divestments, joint ventures, capital transactions, etc.).
•Covid-19: the committee was kept up to date on pandemic-related developments, actively participating in decision-making aimed at mitigating its impact on the Group, as well as on the global economy and health of employees, customers and the general public.
•Risks: the committee was regularly informed about the Group’s risks. Under the risk governance model, it took decisions about transactions that it had to approve owing to their amount or significance. Due to covid-19, risk presentations specifically focused on providing updated information on health indicators, as well as on the estimation and close monitoring of the impacts of the pandemic on liquidity, provisions, risks, etc.
•Subsidiaries: the committee received reports on the performance of the various units and business lines, with a specific focus on the impact of the pandemic on their credit portfolios. As per internal procedures, it authorised transactions and appointments of directors and key managers at subsidiaries.
•Capital and liquidity: from time to time, the committee received reports on capital ratios and the measures taken to optimize them. It also revised regulatory plans.
•Supervisors and regulators: the committee was frequently informed of regulatory developments, as well as projects to follow recommendations and new regulations.
•Governance models: the committee discussed and, where relevant, approved new governance model proposals for initiatives such as PagoNxt, as well as more established units such as Santander Corporate and Investment Banking (SCIB) and Wealth Management and Insurance (WM&I).
•Issues under board delegation: under the delegation conferred by the April 2020 AGM, and the subsequent sub-delegation of the board of directors' powers in its favour, the committee resolved to issue certain securities non-convertible in shares.
The executive committee held 46 meetings in 2020. 'Board and committee attendance' in section 4.3 provides information on executive committee members’ attendance at meetings as well as the estimated average time each committee member spent on preparing for, and participating in, meetings.
4.5 Audit committee activities in 2020

'In a volatile and uncertain environment, it has been key for us, as a board audit committee, to continue doing the basics extremely well and to maintain our vigilance on new priorities. The covid-19 crisis has had a high impact on our 2020 agenda, but we have also remained focused on our fundamental responsibilities, including the oversight of the integrity of financial reporting and controls, the effectiveness of our internal audit function and the relationship with the external auditors.
The committee has maintained the focus on transparency, particularly around the difficult decisions we had to make during the year. We have also reflected and acknowledged how critical it is, in the current circumstances, to enhance cross-country collaboration and work in partnership with the executives and the external auditor.
Finally, I would like to thank Belén Romana for her service over the last four years as chair of the committee (of which she remains a member) until I took over in April'.

Pamela Walkden Chairman of the audit committee
This section is the report the audit committee prepared on its activities on19 February 2021. The board of directors approved it on 22 February 2021.
Composition

Position		Category	Appointed on
Chairman	Pamela Walkden	Independent	29/10/2019A
Members	Homaira Akbari	Independent	26/06/2017
	Henrique de Castro	Independent	21/10/2019
	Ramiro Mato	Independent	28/11/2017
	Belén Romana	Independent	22/12/2015
Secretary	Jaime Pérez Renovales
A. Committee chair since 26 April 2020.
The board of directors appointed the committee’s members based on how their expertise, skills and experience fit within its purview.
For more details, see section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
Pamela Walkden was appointed chairman of the committee with effects from 26 April 2020 replacing Belén Romana, who

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
stepped down at the end of the maximum period permitted under Spanish law.
According to SEC Regulation S-K, new committee’s chairman, Pamela Walkden, is considered a financial expert based on her training and experience in accounting, auditing and risk management, as well as the various leadership positions she held at entities where knowledge of accounting and risk management was essential, not to mention her international experience - focussed on the UK and Asia.
External auditor
Our external auditor is PricewaterhouseCoopers Auditores, S.L. (PwC). Its registered office is at paseo de la Castellana, no. 259 B, Madrid, and its Tax ID Code is B-79031290. It is registered with the Registro Oficial de Auditores de Cuentas (Official Registry of Account Auditors) of the Instituto de Contabilidad y Auditoría de Cuentas (Accounting and Audit Institute or ICAC) of the Spanish Ministry of the Economy under number S0242.
The lead partner is Alejandro Esnal, who has more than 25 years’experience in audits in the Spanish banking sector. He has also led a large number of projects in Spain, London and New York, both in connection with auditing and with internal control activities at financial institutions. Mr Alejandro Esnal participates actively in the committees and working groups of the audit sector and collaborates with regulators in matters relating to the improvement of the practices and regulations of financial institutions.
Since the previous incumbent has reached the end of the maximum legal term of five years, Julián González will be the lead audit partner in 2021. Mr González has experience as a global group audit partner (mainly in Spain and the UK) and a strong track record in the Spanish financial sector. He also participates in various international banking supervisory and regulatory forums.
Report on the independence of the external auditor
The audit committee confirmed the independence of the external auditor on 19 February 2021, before the 2020 auditor’s report on the financial statements was issued, in accordance with section 4.f) of article 529 quaterdecies of the Spanish Companies Act, and article 17.4.c) (iii) of the Rules and regulations of the board. It found no objective reasons to doubt the independence of the external auditor.
The committee assessed the auditor's independence based on their personal situation and the financial relationship that the auditor or persons performing the audit have with the Group, analysing possible threats and establishing the appropriate safeguarding measures.
The committee also used the information found under the 'Duties and activities in 2020' section on the auditor’s remuneration for audit and other services as well as considering written confirmation from the external auditor regarding its independence from Banco Santander in accordance with European and Spanish law, SEC rules and the rules of the Public Company Accounting Oversight Board (PCAOB).
Proposed re-election of the external auditor for 2021

As indicated in section 3.6 'Our coming 2021 AGM', the board of directors proposed re-electing PwC as external auditor for 2021 at the 2021 AGM on the recommendation of the audit committee.
Time allocation
In 2020, the audit committee held 15 meetings. 'Board and committee attendance' in section 4.3 provides information on committee members’ attendance and the estimated average time they spent on preparing for, and participating in, meetings.
The chart below shows the committee’s approximate time allocation to each function in 2020.

Annual report 2020	Contents
Duties and activities in 2020
This section summarises the audit committee’s activities in 2020.

Duties	Actions taken
Financial statements and other financial and non-financial information
Review the financial statements and other financial and non-financial information
•Reviewed the individual and consolidated financial statements and directors´ reports for 2020 and endorsed their content, prior to their authorization for issue by the board. Ensured compliance with legal requirements and the proper application of generally accepted accounting principles and that the external auditor issued the corresponding report with regard to the effectiveness of the group’s system of internal control over financial reporting (ICFR).
•Endorsed the quarterly financial statements dated 31 December 2019, 31 March, 30 June and 30 September 2020, respectively, before they were approved by the board and released to the markets and supervisors.
•Analysed and endorsed other financial information such as the annual corporate governance report; shares registration document filed with the CNMV; Form 20-F filed with the SEC with 2019 financial information; the half-yearly financial information filed with the CNMV and in Form 6-K with the SEC; and Santander’s specific interim consolidated financial statements for Brazil.
•Reviewed the balance sheet on the basis of the proposal of a capital increase to distribute of new shares equivalent to EUR 0.10 per share, as a complementary payment for 2019.
•Analysed the goodwill attributed to Santander UK plc, Santander Bank Polska, S.A. and Santander Bank, N.A. and determined the need for an asset impairment in accordance with the applicable accounting rules. The committee acknowledged the effects of the pandemic, the uncertainty in the macroeconomic situation, expected returns and market premiums, amongst others.
•Analysed the proposed EUR 1.6 billion overlay provisions based on the expected deterioration of the macroeconomic conditions due to the covid-19 health crisis.
•Oversaw and assessed the preparation and reporting of non-financial information in accordance with applicable regulations and international benchmarks. In particular, reviewed the annual 'Green Bond Report' about the use of proceeds of each Green Bond issuance that was approved by the board.

Report to the board about applied tax policies
•Received information from the group’s tax advisory unit about applied tax policies in compliance with the Code of Good Tax Practices and submitted it to the board of directors, expressly stating that, as part of the cooperative relationship encouraged by this code, the Agencia Estatal de Administración Tributaria (AEAT) Tax transparency report for the financial year 2019 was submitted.

Relationship with the external auditor
Receive information on the audit plan
•Obtained confirmation from the external auditor that it had full access to all information to conduct the audit.
•Discussed improvements in financial reporting based on new accounting standards and best international practices.
•Analysed detailed information on the planning, progress and execution of the audit plan.
•Analysed the auditor’s reports about the annual financial statements before the external auditor submitted them to the board of directors.

Relations with the external auditor
•The external auditor attended all committee meetings in 2020, allowing the audit committee to act as a communication channel between the external auditor and the board.
•The committee met twice in private session with the external auditor without Grupo Santander executives present.

Assessment of the auditor’s performance
•Evaluated the external auditor and its contribution to the integrity of financial reporting on account of its work and opinions from units and the chairpersons of audit committees of different group's companies. During this assessment, the auditor informed the committee of the findings of regulators’ inspections of PwC and the committee analysed those, as well as the information about any investigations involving PwC.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Independence
PwC’s remuneration for audit and non- audit services	•Monitored PwC’s remuneration, including the following fees for audit and non-audit services provided to the group
	EUR million
		2020	2019	2018
	Audit	95.8	102.4	93.9
	Audit-related services	6.0	7.8	6.8
	Tax advisory services	0.8	0.7	0.9
	Other services	1.2	2.3	3.4
	Total	103.8	113.2	105.0

The 'Audit' heading mainly includes audit fees for the individual and consolidated financial statements of Banco Santander, S.A., and of some group companies; the integrated audits prepared in order to file Form 20-F for the annual report with the US SEC in relation to any entities currently required to do so; the internal control audit (SOX) for required group entities; the audit of the consolidated financial statements as of 30 June; and the regulatory auditor’s reports for Grupo Santander’s geographies.
Tax advisory services provided by PwC (mainly on tax and compliance) totalled EUR 40,000 for Spain and EUR 780,000 for other group subsidiaries.
The main fees under 'Audit-related services' include, amongst others, comfort letters, verifying financial and non-financial information (as required by regulators), and reviews of the documents to be submitted to domestic or foreign securities market authorities.
The fees paid for non-audit services and their proportion to all fees invoiced to Banco Santander and/or its group are as follows:

		Company	Group companies	Total
	Amount of non-audit work (thousands of EUR)	487	1,513	2,000
	Amount of non-audit work as a % amount of audit work	0.5%	1.4%	1.9%
	In 2020, Santander arranged for services provided by audit firms other than PwC. EUR 172.4 million (EUR 227.6 and 173.9 million in 2019 and 2018, respectively).
Non-audit services. Assess threats to the independence and protective measures
•Reviewed services rendered by PwC and confirmed its independence. For those purposes:
•Confirmed that all services rendered by Grupo Santander’s auditor (audit and audit-related services, tax advisory and other services detailed in the section above) met regulatory independence requirements.
•Confirmed the ratio of fees received during the year for non-audit and audit-related services to total fees received by the auditor for all services provided to the group, which for 2020 stood at 1.9%.
•Average non-audit and audit-related fees paid to auditors in 2020 amount to 11% of total audit fees according to available information on the leading listed companies in Spain.
•Confirmed the ratio of fees paid for all items relating to the services provided to the group to total fees charged by PwC in 2020. This ratio is less than 0.3% of PwC’s total revenue worldwide.
•Reviewed financial relations with companies related to PwC and persons who participate in audit works, concluding that financial relations could compromise PwC’s independence.
•Since the publication of the (EU) Regulation 537/2014 of the European Parliament and of the Council of 16 April 2014 on specific requirements regarding statutory audit of public-interest entities, Banco Santander meets the requirement that for a period of three or more consecutive years, total fees received for non-audit services do not exceed 70% of the average fees paid in the last three consecutive years for the audit of Group entities.

External auditor independence report	•After considering the information detailed above, the committee issued the 'Report on the independence of the external auditor', which is described at the beginning of this section 4.5.
Re-election of the external auditor
Re-election of the external auditor	•Submitted proposal to the board (for subsequent submission to the 2021 AGM to re-elect of PwC as the external auditor of Banco Santander and its consolidated group in 2021.

Annual report 2020	Contents

Duties		Actions taken
Internal audit function
Assess the performance of internal audit function
•Regularly supervised the impact of covid-19 on core activities on a regular basis, closely monitoring the changes to the original 2020 internal audit plan.
•Received reports on progress with the internal audit plan, allowing the committee to exert strict controls over internal audit recommendations and ratings of units and corporate divisions. The chief audit executives (CAE) of core units and corporate divisions reported to the committee at least once in 2020.
•The CAE and representatives of the Internal Audit division attended all the audit committee meetings in 2020; one meeting was with the CAE without other executives or the external auditor present.
•Proposed the 2020 internal audit budget, making sure the function had the necessary material and human resources. In particular, the committee was kept informed of the creation of audit hubs and their associated schedule, as well as on digital initiatives related to the Internal Audit division.
•Reviewed the annual audit plan for 2020-2023 based on a comprehensive risk assessment and submitted it to the board for approval.
•Received regular information about internal audit activities in 2020. The overall distribution of audit ratings improved owing in part to continued efforts to build a stronger control environment. All issued audit reports were subject to additional scrutiny by the committee and certain business areas were required to present their action plans to it.
•Reviewed the application of the measures in the 2020-2023 strategic internal audit plan.
•Assessed the internal audit function’s success in fulfilling its purpose and the CAE’s performance in 2020, and reported its findings to the remuneration committee to set his variable pay.

Internal control systems
Monitor internal control systems	•
•Received information on the evaluation of the group’s 2019 Internal Control Model (ICM) and analysed its effectiveness according to regulations from the CNMV (ICFR) and the SEC (SOX). To fulfil its main objective of reducing risks associated with risk control, it put specific remediation plans in place and regularly updated the committee.
•Reviewed the effectiveness of Grupo Santander's internal controls over the preparation of the financial statements filed in the US with Form 20-F for 2019 pursuant to the SOX. In its opinion, Grupo Santander's internal controls over said financial information were effective in all significant aspects.

Whistleblowing channel	•
•Received information from the Compliance and Conduct division about the whistleblowing channel (Canal Abierto), particularly regarding questionable financial and accounting practices, financial reporting, auditing and internal controls. It confirmed that no claim regarding these issues had been filed through this channel.
•The committee was informed about the changes made to the whistleblowing channel that enable communications from employees and from other people not related to Banco Santander, such as shareholders, customers, suppliers and other third parties guaranteeing their confidentiality and allowing anonymous communications. See section 8.1.

Coordination with Risk	•
•Took action to make sure the internal audit plan is properly coordinated with the oversight of significant group risks and attended joint meetings with board’s risk supervision, regulation and compliance committee to report on model risk, group's risk management, complaints submitted to Canal Abierto, vendor risk management, legal risk, internal auditing in the Risk and Compliance division, and other matters.

Other activities
•Took part in the appointment of new CAE for the subsidiaries in accordance with the group's internal regulations upholding the correct supervision and control of such appointments in conjunction with the nomination committee was ensured.

Related-party and corporate transactions
Creation of special-purpose vehicles or entities based in countries considered tax havens		•The head of Tax informed the committee about the group’s offshore entities in accordance with Spanish regulations. See note 3.c in the 'Notes to the consolidated annual accounts'.
Approval of related party transactions
•Confirmed if related-party transactions required or not the approval from the governing bodies according to the law and the board’s rules and regulations.
•No board member direct or indirectly carried out any transactions with Banco Santander that were deemed significant or under unusual market conditions. The committee examined the related-party transactions disclosed in the financial statements. See section 4.12 'Related-party transactions and conflicts of interest'.

Transactions involving structural or corporate changes
•Reviewed the transactions involving structural or corporate modifications planned by the group during 2020 prior to the submission to the board of directors, analysing their economic conditions and the accounting and internal audit impact.

Information for general meetings and corporate documentation
Reporting to shareholders		•At our April 2020 AGM, Belén Romana, as committee chairman, reported to shareholders on the matters and activities within the committee’s scope.
Corporate documents for 2020
•Drafted this committee report for 2020, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2021 identified following the assessment carried out by the board and its committees.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Annual assessment of the committee and its achievement of 2020 objectives
The committee's effectiveness review for 2020 was part of an external independent consultant's review of the board. It covered the committee's structure, composition, processes and behaviours, concluding that it is fit for purpose and effective. For more details about the findings resulting from the assessment see ‘Board assessment in 2020’ in section 4.3.
The committee addressed all the priorities that were identified for 2020. Among the salient actions, it:
•Appointed a new committee chair in line with robust succession planning, ensuring a smooth transition and continued focus on committee effectiveness.
•Strengthened the coordination and sharing of information with the main units and divisions through committee chair participation in country audit committee meetings, reciprocated by country reporting and attendance of country audit committee chairs at the group audit committee, as well as holding two audit committee conventions to facilitate coordination, raise awareness of global initiatives and expectations, and to discuss relevant topics.
•Remained focused on, and debated, critical areas such as internal control, risk assessment, digital transformation and relationships with suppliers.
2021 priorities
The committee identified these priorities for 2021:
•Continue to evolve the communication between Group audit committees to ensure there is effective sharing of knowledge and concerns.
•Monitor the execution of the internal audit plan, taking into consideration planned adjustments as well as tracking risks caused by covid-19 and reviewing management’s of those risks.
•Continue to promote the involvement of the first line of defence and review internal audit recommendations.
•Support the further improvement of the internal risk assessment and controls, with particularly focus on the Group's key strategic projects.
•Ensure proper coordination with other board committees, especially the risk supervision, regulation and compliance committee.
•Ensure the effectiveness of the committee, taking into account any areas of continuous improvement and allowing sufficient time for quality debate on key topics and internal audit issues.
4.6 Nomination committee
activities in 2020

'The committee has continued its work on overseeing the process on key appointments to the board and senior management roles, supported by its work on robust succession planning. Focus has remained on the collective skills and experience of the board and ensuring that gender and broader diversity remain front of mind in our succession planning. In addition, we have continued our work on improving our overall effectiveness through commissioning an external evaluation of the board and its committees.
Corporate and internal governance of the subsidiary governance has been a key feature in the year, driving continuous improvement across the Group and ensuring adequate oversight and control of subsidiary operations. The committee has tracked governance developments (trends, regulation, and best practices) and the implications for the Group, and kept these under continuous review.
There have been four changes to the membership of the committee during the year: Guillermo de la Dehesa, Esther Giménez-Salinas and Rodrigo Echenique left the committee upon their resignation from the board and R. Martín Chávez became a member in December 2020. I would like to take this opportunity to thank Guillermo, Esther and Rodrigo, on behalf of the committee, for their hard work and commitment to our discussions and to welcome Marty who brings relevant skills and experience to the committee, including technology and digital expertise'.

Bruce Carnegie-Brown Chairman of the nomination committee
This section is the report the nomination committee prepared on its activities on 19 February 2021. The board of directors approved it on 22 February 2021.
Composition

Position		Category	Appointed on
Chairman	Bruce Carnegie-Brown	Independent	12/02/2015A
Members	R. Martín Chávez	Independent	2/12/2020
	Sol Daurella	Independent	23/02/2015
Secretary	Jaime Pérez Renovales
A. Committee chair since 12 February 2015.

Annual report 2020	Contents
The board of directors appointed the committee’s members based on how their expertise, skills and experience fit within its purview.
Further information can be found in section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
In 2020, Guillermo de la Dehesa, Esther Giménez-Salinas and Rodrigo Echenique stepped down from the committee, with R. Martín Chávez appointed in 22 December.
Time allocation
In 2020, the nomination committee held 13 meetings. 'Board and committee attendance' in section 4.3 provides information on committee members’ attendance and the estimated average time they spent on preparing for, and participating in, meetings.

The chart below shows the committee’s approximate time allocation to each function.

Senior management, succession planning and related activities 25%
Appointments and suitability assessments 24%
Governance 18%
Board and board committees composition, succession planning and effectiveness 33%

Duties and activities in 2020
This section summarizes the nomination committee’s activities in 2020.

Duties	Actions taken
Composition of the board and its committees
Selection, suitability assessment and succession policy and renewal of the board and its committees
•Reviewed the selection, suitability and succession practices with an external consultant and implemented findings through the updated selection, suitability assessment and succession of directors policy. The review concluded that these activities were conducted in line with industry best practices.
•Ensured that board member selection guaranteed the individual and collective suitability of directors, fostered diversity of gender, experience and expertise, and assessed the skills, time and dedication needed for the role.
•Continued to oversee the appointment of board and committee members and top executives, and planning their succession.
•Assessed board committee composition to balance members’ skills and experience appropriately.
•Checked board members’ general skills and competence to cover Santander’s strategic markets in addition to their experience and expertise in technology, digital strategy, banking, finance, regulations and other areas.
•Oversaw appointments to key roles and regularly reviewed succession plans from a strategy perspective.
•Made sure that nominations, interviews and appointments of directors consider diversity.

Appointment, re-election, confirmation and removal of directors and committee members
•Checked that the overall composition and skills of the board and its committees were appropriate, and identified necessary areas of expertise and experience based on the skills matrix in order to select members.
•Assessed candidates, as well as their credentials, and evaluated their skills and suitability for the position, in accordance with the procedure outlined in the selection, suitability assessment and succession of directors policy.
•Recommended to the board, for subsequent submission to the general meeting the appointment of Luis Isasi, Sergio Rial, R. Martín Chávez and Gina Díez as new board members (these appointments would make the board more diverse in terms of skills and background) and the re-election as directors of the directors whose term of office expired.
•Recommended to the board changing the composition of committees to further enhance their performance and support to the board in their respective areas, in accordance with best international practices and the board’s rules and regulations.
•Acknowledged the resignation of Guillermo de la Dehesa, Esther Giménez-Salinas and Rodrigo Echenique before the end of their tenure, and the reasons given in a letter to the board, namely personal issues related to the length of time they had been directors and to board renewal.
•Submitted a proposal to the board, upon completion of one year of their term of office and in accordance with the Bylaws, the re-election of the members of the international advisory board. See section 4.11 'International advisory board'.

Succession planning
Succession planning for executive directors and senior managers
•Received and analyzed information on succession planning for executive directors, senior management and key positions throughout the Group. Ensured plans are in place for the orderly succession of senior managers and that there is a structured, rigorous and transparent procedure based on merit and objective criteria, promoting diversity in its broadest sense.
•Reviewed an external expert’s report on this topic, which concluded that Santander’s overall succession arrangements and framework for the executive directors, senior management and key positions throughout the Group meet regulatory requirements and align with best industry practices.
•Analyzed proposals to update the selection, suitability assessment and succession policy for directors approved by the board on 27 February 2020 and 22 December 2020.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Director status verification
Annual director status confirmation
•Confirmed each director’s status (as executive, independent and other external) and submitted its recommendation to the board of directors in order to confirm or revise it in the annual corporate governance report and at the annual general meeting. See section 4.2 'Board composition'.
•Evaluated directors’ independence and confirmed that the Group had no significant business relations with companies where they are or were significant shareholders or directors, particularly in terms of financing extended to them by the Group. Ultimately, the committee found no significant relations because (i) financing transactions (a) did not make these companies financially dependent since they could substitute it with funding from other banks and entities, and (b) are aligned with Grupo Santander’s share of the relevant market, and (ii) relations did not reach comparable price-sensitive thresholds used in other jurisdictions as a reference (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Regular assessment
Annual suitability assessment of directors and key roles
•Assessed the suitability of board members and senior managers, as well as holders of internal control functions and key roles in the Group, and confirmed their business and professional integrity, suitable skills and experience to perform their duties, and ability to make decisions independently for the Group’s benefit.
•Furthermore, the committee found that directors are suitable to exercise good governance at Banco Santander. It noted that, on average, directors attend approximately 98.65% of the meetings of the board and committees on which they serve, and that the committee has not been compelled to take any action regarding attendance because no director’s attendance is below the 75% minimum.
•In 2020, the committee was not informed by any director of Banco Santander, and had no awareness to the best of its knowledge, of any circumstance or situation that could harm the Group creditworthiness and reputation, whether or not related to their performance in Santander, or criminal cases in which they are investigated, that should be assessed by the committee for its report to the board.

Conflicts of interest and other directors' professional activities
•Examined the information provided by the directors regarding other professional activities or positions to which they had been proposed and the time to be dedicated to them, concluding that such obligations did not interfere with the dedication required as directors and that there was no conflict of interest that could affect the performance of their duties.

Board self-assessment
•In coordination with the executive chairman and the lead independent director, the committee tracked the execution of the action plan defined in the 2019 self-assessment, which was performed internally.
•Led by the executive chairman and the lead independent director, the committee monitored the 2020 board evaluation review, conducted by an independent external consultant, whose independence was verified by the committee upon analyzing its business relations with the Group and, in particular, the services rendered and the amounts received. The scope of the assessment included the board and all its committees, as well as its members and the general secretary. See 'Assessment of the board' in section 4.3.
•Updated the board skills and diversity matrix and submitted it to the board for approval. See section 'Board skills and diversity matrix' in section 4.2.

Senior Management
Appointment of key positions
•Issued favourable opinions on the following appointees, approved by the board:
•António Simões as new regional head of Europe.
•Alexandra Brandão as the new global head of Human Resources, replacing Jaime Pérez Renovales, who continues as general and board secretary, and Roberto di Bernardini, who was appointed chief talent officer.
•Also issued favourable opinions on director and senior manager appointments within the core subsidiaries of Grupo Santander.

Talent and director training
•Received information about the global knowledge and talent strategy, aimed at transforming our workforce to ensure it is ready for digital transformation, and conducted activities on the Group’s cultural transformation.
•Reviewed the director induction, information, training, development and knowledge refreshment programmes in line with the Rules and regulations of the board, EBA Guidelines, Spanish Corporate Governance Code and supervisory body requests, making sure that these programmes take into account each director's circumstances and needs.

Corporate governance and Internal governance
Corporate governance
•Supervised the internal governance system, evaluated the corporate governance system to ensure that it fulfils its mission of promoting the corporate interest and takes into account the legitimate interests of the other stakeholders, and verified the information on corporate governance that was made public.
•Analyzed new governance regulations, emerging trends and best governance practices and analyzed their implications for the Group, and reported on the adaptation of the Rules and regulations of the board and other internal regulations to the Spanish Corporate Governance Code revised in June by the CNMV.
•Supervised the strategy on communication and engagement with shareholders and investors and other stakeholders, receiving information on the meetings held between them and the lead director and Shareholders and Investors Relations team, as well as on their opinion of Banco Santander and its group’s corporate governance.
•Received an overview of the highlights and outcomes of the 2020 AGMs, focusing on their format as virtual (April 2020 AGM) and hybrid (in-person and virtual, October 2020 AGM) meetings due to covid-19 measures and restrictions, ensuring shareholders' rights at all stages: delegation, voting, attendance, information, participate and proposed resolutions.

Annual report 2020	Contents

Duties	Actions taken
Internal governance oversight
•Assessed the suitability for certain appointments and re-elections at subsidiaries subject to Grupo Santander’s appointments and suitability procedure, and checked that the composition of subsidiaries’ boards of directors was appropriate.
•Checked subsidiaries’ application of the GSGM in regard to the structuring of their boards and board committees, as well as the alignment of their functions with best practices.
•Issued favourable opinions on the appointment of subsidiary board members that properly represent Banco Santander with a full understanding of their functions and duties.

Information for the general meeting and corporate documentation
Reporting to shareholders	•At our April 2020 AGM, Bruce Carnegie-Brown, as committee chairman, reported to shareholders on the matters and activities within the committee’s scope.
Corporate documents for 2020
•Drafted this report on the committee’s activities in 2020, which includes an analysis of its performance and the priorities identified for 2021 following the effectiveness assessment of the board and its committees.
•Revised the annual corporate governance report.

Annual assessment of the committee and its achievement of 2020 objectives
The committee's effectiveness review for 2020 was part of an external independent consultant's review of the board. It covered the committee's structure, composition, processes and behaviours, concluding that it is fit for purpose and effective. For more details about the findings resulting from the assessment see ‘Board assessment in 2020’ in section 4.3.
The committee addressed all the priorities that were identified for 2020. Among the salient actions, it:

•Remained focused on driving continuous corporate governance improvement across the Group, facilitated through the appointment of Luis Isasi, Sergio Rial, Gina Díez and R. Martín Chávez to the board, bolstering its skills and experience. Those appointments also enabled the refreshment of certain committees and increased the number of female board members to 40%.
•Received regular updates on how the units within the group are meeting governance expectations, as well as overseeing key governance matters applicable to the entire Group. This included the review of subsidiary board composition and the adaptation to regulatory developments.
•Continued its focus on effective succession planning (board members and senior managers). This included a refresh of the senior manager succession policy and a review of the succession planning methodology with an external advisor, which concluded that these activities were conducted in line with industry best practices.
•Played an active role in commissioning the annual board and committee’s effectiveness review, led by an external firm.
•Received information about the global knowledge and talent strategy, focused on leading the workforce transformation of Santander to ensure it is ready for the challenges of digitalization.
2021 priorities
The committee identified the following priorities for 2021:
•Continued review of succession plans, having regard to the current and future strategy of the Group and potential challenges the business may face when identifying future leadership needs and the development of internal succession.
•Continue to ensure that gender and broader diversity remains a key priority in our succession planning and appointments, acknowledging that building a more diverse and inclusive workforce is a critical component to developing a sustainable and successful business.
•Continue to monitor board members’ skills and experience, in particular training needs and ongoing training and development for the whole board.
•Ensure that the review findings, suggested actions and the lessons learned from the external board effectiveness review are embedded and closely monitor progress against the action plan.
•Keep the corporate governance framework under constant review and monitor compliance, ensuring that the interests of all stakeholders are considered. For this purpose, the committee will closely monitor the engagement with shareholders and, together with the lead independent director, will receive and embed their feedback and insights.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4.7 Remuneration committee activities in 2020

'During 2020, we have maintained oversight of the application and implementation of remuneration policies and frameworks for the group and have been focused on simplifying executive remuneration within the regulatory parameters that apply. This has included shaping compensation schemes consistent with the Group’s values of Simple, Personal and Fair. In addition, and in the light of the pandemic, we supported a reduction to executive and non-executive directors’ compensation to help finance contributions to a fund created to provide medical equipment and supplies to help limit the spread of the virus in the countries in which the Group operates.
There have been several changes to the membership of the Committee during the year: Guillermo de la Dehesa and Ignacio Benjumea left the Committee upon their resignation from the board and Luis Isasi and R. Martín Chávez became members in May and October 2020, respectively. I would like to take this opportunity to thank Guillermo and Ignacio, on behalf of the committee, for their hard work and commitment to our discussions and to welcome Luis and Marty.'

Bruce Carnegie-Brown Chairman of the remuneration committee
This section is the report the remuneration committee prepared on its activities on 19 February 2021. The board of directors approved it on 22 February 2021.
Composition

Position		Category	Appointed on
Chairman	Bruce Carnegie-Brown	Independent	12/02/2015A
Members	R. Martín Chávez	Independent	27/10/2020
	Sol Daurella	Independent	23/02/2015
	Henrique de Castro	Independent	29/10/2019
	Luis Isasi	Other external	19/05/2020
Secretary	Jaime Pérez Renovales
A. Committee chair since 12 February 2015.

The board of directors appointed the committee’s members based on their skills and expertise pertaining to matters within its purview.
For more details, see 4.1 'Our directors' as well as the 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
Ignacio Benjumea and Guillermo de la Dehesa stepped down from the committee in 2020. Furthermore, Luis Isasi and R. Martín Chávez were appointed to the committee on 19 May and 27 October 2020, respectively.
Time allocation
In 2020, the remuneration committee held 13 meetings. 'Board and committee attendance' in section 4.3 provides information on committee members’ attendance and the estimated average time they spent on preparing for, and participating in, meetings .
The chart below shows the committee’s approximate time allocation to each function in 2020.

Annual report 2020	Contents
Duties and activities in 2020
This section summarises the remuneration committee’s activities in 2020.

Duties	Action taken
Remuneration of directors and senior management
Individual remuneration of directors in their capacity as such
•Analyzed the individual remuneration of directors in their capacity as such, based on the positions they held on the collective decision-making body, their membership on, and attendance at, the various committees, and any other objective circumstances evaluated by the board.
•Submitted a proposal to the board to reduce the board's 20% annual allotment and attendance fees cut for the balance of 2020, with effect from 1 April 2020, with a view to contributing to the financing of the fund set up to provide medical equipment and supplies to help limit the spread of the covid-19.

Individual remuneration for executive directors
•Proposed to the board the individual remuneration for executive directors, based on the proposal of the 50% reduction of the chairman and chief executive officer's salary and bonus.
•The committee has also applied the same prudence approach in the current situation to propose that the fixed components of the remuneration be maintained for the following year.

Individual variable remuneration for executive directors
•Proposed to the board immediately payable and deferred amounts of variable remuneration of the preceding year. A portion of deferred variable pay is capped and contingent on executive directors' long-term objectives. In light of customer, risk, capital and earnings metrics set by the board, the proposed variable remuneration was less than in the previous year. Its value also decreased further on account of the executive chairman and chief executive officer’s waiver of half of their fixed pay and bonus for the year.
•Submitted a proposal, as part of the directors´ remuneration policy for the annual performance indicators and targets used to calculate the annual variable remuneration for 2021, subject to board approval. In addition, it also proposed the achievement scales for annual and multi-year performance targets and their associated weightings.
•Informed favourably the board and submitted a proposal regarding the executive chairman and the chief executive officer's contracts which have been updated to ensure they are aligned with the recommended limitations, payments arising from the termination of its contracts (including the unconsolidated amounts of long-term savings systems and those received for non-compete commitments). This was to fully comply with new recommendation 64 of the revised Spanish Corporate Governance Code. By virtue of these amendments, pre-retirement in these contracts will disappear.

Share plans
•Submitted a proposal to the board, for subsequent vote at the April 2020 AGM regarding the approval of the application of remuneration plans involving the delivery of shares or share options (deferred multiyear targets variable remuneration plan, deferred and conditional variable remuneration plan, application of the Group’s buy-out policy; a plan for employees of Santander UK Group Holdings plc and other Group companies in the UK).
•Analyzed and submitted to the board a proposal for the Digital Transformation Award, which was designed and implemented to provide the Group with a tool to attract and retain key talent to drive long-term share value creation through the achievement of key digital milestones.
•Authorised to increase the mandatory share holding period for executive directors from one to three years to fully comply with new recommendation 62 of the revised Spanish Corporate Governance Code, while this retention period only applies as long as they do not hold shares equivalent to two years of fixed salary, this is imperative in accordance with Group's policy. This new period will be included in the 2020 directors’ remuneration annual report and also included in the Group's new Policy on directors’ remuneration in 2021, 2022 and 2023 submitted to shareholders for a binding vote.

Propose the annual directors' remuneration report to the board
•Drafted and proposed to the board the annual directors' remuneration report for it to be put to a non-binding vote at the April 2020 AGM.
•Assisted the board of directors in monitoring compliance with the director remuneration policy.
•Received information from the lead independent director about contact with key shareholders and proxy advisers on executive director remuneration issues.
•Held a joint session with the risk supervision, regulation and compliance committee to verify that remuneration schemes factor in risk, capital and liquidity, and do not offer incentives to assume risk that exceeds the level tolerated by Banco Santander, therefore promoting and being compatible with adequate and effective risk management.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Remuneration policy for senior management and other key executives
•Encouraged on simplify the executive remuneration by configuring compensation plans in line with our values of Simple, Personal and Fair.
•Submitted to the board for approval proposals for the determination or modification of fixed and variable annual remuneration of certain members of senior management, in accordance with Group policies and applicable regulations.
•Determined the global annual variable remuneration for 2019 -payable immediately- and the deferred remuneration of the main executive segments, in line with the achievement of the quantitative and qualitative targets set, for this purpose, a joint meeting was held with the risk supervision, regulation and compliance committee to ensure that the management of the various risks is adequately considered. In addition, proposed to the board the remuneration of senior management, based on their individual achievement of the annual performance targets and their weightings outlined by the board and. in particular, determined the variable remuneration of (i) the CAE, once the audit committee assessed its performance and communicated its conclusions to that effect to it; and (ii) the chief risk officer (CRO) and the chief compliance officer (CCO), after assessing their performance at the joint meeting with the risk supervision, regulation and compliance committee.
•Analysed and discussed the Group's general remuneration policy, including that of senior manager, presented by the Compensation function on the basis of applicable legal or regulatory requirements, recommendations from regulators and the inputs received from stakeholders, providing their comments on the matter for consideration when it is updated.
•Proposed to the board the annual performance indicators used for the calculation of variable remuneration for 2021 to be approved by the board, with the aim of simplifying to the extent possible the bonus pool scorecard.
•Established, for submission to the board, the achievement scales for the annual and multi-year performance targets and weightings.

Remuneration of other executives whose activities may have a significant impact on the Group’s risk profile (Identified Staff)
Remuneration for other executives who are Identified Staff but not senior management
•Reviewed the fixed and variable remuneration ratios for control functions to ensure alignment with regulation and overall consistency with their control objectives.
•Set key remuneration elements for Identified Staff.
•Reviewed and updated the composition of Identified Staff to recognize employees who qualify for inclusion in this category.
•Submitted a proposal to the board, for subsequent submission to the 2020 AGM, regarding the approval for maximum variable remuneration of up to 200% of the fixed component for group employees whose activities have a material impact on the Banco Santander or Group’s risk profile, this includes executive directors.
•Reviewed certain compensation schemes to support the attraction and retention of key talent to help drive digitalization, as well as the application of different incentives implemented across the Group, and the level of achievement of the long term metrics associated with past deferred remuneration.

Assist the board of directors in supervising compliance with remuneration policies
•Reviewed director remuneration programmes to align with the Group’s results, culture and risk appetite; and that no incentives are offered to assume risk above the tolerated level by the Banco Santander, therefore promoting effective risk management.
•Reported to the board on an external adviser’s remuneration policy assessment in view of Act 10/2014, which dictates that a credit institution’s remuneration policy will be subject, at least once a year, to an independent internal review to confirm compliance with remuneration guidelines and procedures adopted by the board of directors.

Gender pay

•Continued the implementation of the diversity and inclusion strategy on remuneration, including progress against gender targets to support reducing the gender pay gap. Reviewed gender and equal pay data within the Group, comparing year-on-year data and against the set targets, promoting measures to improve them. The gender pay gap (average pay comparison between men and women) and the equal pay gap (comparison of pay for the same job, level, and/or area: 'equal pay for equal work'), remain key areas of focus within the Group's strategy. See section 'A talented and engaged team' in the 'Responsible banking' chapter, for additional information.

Internal governance
Governance
•Supervised the alignment of the Group's companies with Banco Santander's commitment during the covid-19 in remuneration practises and in remuneration on local boards reduction.
•Assessed the impact of compensation regulation changes, in particular, the definition, impact and expected timeline of the European Union agreement to revise executive remuneration rules (compensation chapter of Capital Requirement Directive “CRD V”, updating "CRD IV").

Information for the general shareholders' meeting and corporate documentation
Reporting to shareholders	•At our April 2020 AGM, Bruce Carnegie-Brown acting as the committee’s chair, reported to the shareholders on the matters and activities within the purview of the committee during 2019.
Corporate documents for 2020
•Drafted this report on the committee’s activities in 2020, which includes an analysis of its performance and the priorities identified for 2021 following the effectiveness assessment of the board and its committees.

Annual report 2020	Contents
Annual assessment of the committee and its achievement of 2020 objectives
The committee's effectiveness review for 2020 was part of an external independent consultant's review of the board. It covered the committee's structure, composition, processes and behaviours, concluding that it is fit for purpose and effective. For more details about the findings resulting from the assessment see 'Board assessment in 2020’ in section 4.3.
The committee addressed all the priorities that were identified for 2020. Among the salient actions, it:
•Remained focused on leading remuneration practices and how these were applied across the Group. This included compensation schemes that support the attraction and retention of critical skillsets needed to drive Santander’s strategy, as well as simplifying executive remuneration to ensure that structures were Simple, Personal and Fair, and consider ESG factors. Insights provided by the lead independent director about his contact with key shareholders and proxy advisors on remuneration aided the committee’s work in this regard.
•Supported executive and non-executive director pay cuts to contribute to the fight against the covid-19. This also led to certain subsidiaries reducing board fees in light of Banco Santander’s commitment during the pandemic.
•Addressed the importance of the gender pay gap and equal pay by overseeing the implementation of the diversity and inclusion strategy on remuneration, including progress against gender targets.
The director remuneration policy report
Pursuant to section 2 of article 529 novodecies of the Spanish Companies Act, the remuneration committee issues this report in respect of the proposed director remuneration policy for 2021, 2022 and 2023. It will be submitted by the board of directors at the next 2021 AGM as a separate item on the agenda and is an integral part of this report. See section 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.
This remuneration policy is prepared by the Compensation function of Banco Santander with the input received during the year from the remunerations committee and the board of directors on the matters covered by it. Each January a first draft of this policy is submitted to the remuneration committee for analysis and discussion. This meeting considers the inputs received, through its chairman and lead director, from shareholders and other stakeholders in the dialogue held with them during the year, in order to obtain their opinion on our corporate governance and, in particular, our remuneration structures.
Regulatory recommendations and legal or regulatory requirements that may have been established since the last time the director remuneration policy was submitted for approval by the annual general meeting are also taken into account. In addition, the committee oversees that the policy is aligned with the Group's culture and values in accordance with our Simple, Personal and Fair values. After that, the Compensation function prepares the final draft policy for its final report by the remuneration committee and approval by the board of directors in February.
Based on its analysis and supervision of the remuneration policy, the remuneration committee believes that the director remuneration policy for 2021, 2022 and 2023 (found in section 6.4 below) conforms to the principles of Banco Santander’s remuneration policy and the remuneration system set out in the Bylaws.
This policy now considers, among others, the simplification of the executive framework, by reducing the number of metrics used in the pool calculation from 7 to 4 (NPS, CET1, ROTE and Cost of Credit), combining simplicity with the acknowledgment of the most relevant aspects for clients, results, financial strength and the appropriate management of the risk of the entity, as well as compliance with ESG goals.
2021 priorities
The committee identified the following priorities for 2021:
•Keep incentive measures under continuous review to ensure they continue to align with our strategic aims and drive the right culture and behaviours; balancing the needs of our people, customers, communities, shareholders and regulators.
•Continue to enhance our employee value proposition with a view to attracting and retaining key talent for the Group.
•Ongoing constant coordination with the remuneration committees of the Group subsidiaries: monitoring the implementation and application of the corporate policies regarding remuneration to ensure a consistent approach in this respect.
•Manage and improve pay equality across the Group.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4.8 Risk supervision, regulation and compliance committee activities in 2020

'During 2020, the committee has supported and advised the board of directors in defining and assessing risk policies affecting the Group and in determining the current and future risk appetite and the strategy and culture in this area, the identification of the various types of financial and non-financial risk, and the measures planned to mitigate the impact of identified risks in the event that they materialise.
This year, the committee has been deeply involved in the monitoring of the actions and risks derived from the covid-19 situation and has received updates in this regard. The committee has continued discharging its core role as set out in the Rules and regulations of the board, focused not only on the day to day risks, but also on the more strategic non-traditional risks whilst doing so in full coordination with the board and its committees. In this regard, the committee held a strategic session in October 2020, fully focused on strategic risks, supported by external speakers. This approach will continue in 2021.
There have been two changes to the membership of the committee during the year: Luis Isasi and R. Martin Chávez joined the committee in May 2020 and October 2020 respectively, acknowledging the fact that Ignacio Benjumea and Esther Giménez-Salinas left the committee upon their resignation from the board. I would like to take this opportunity to thank Ignacio and Esther, on behalf of the committee, for their hard work and contribution and to welcome Luis and R. Martin, who bring a diverse range of skills and experience to the committee.'

Álvaro Cardoso de Souza Chairman of the risk supervision, regulation and compliance committee
This section is the report on the activities of the risk supervision, regulation and compliance committee. It was prepared by the committee on 19 February 2021 and approved by the board of directors on 22 February 2021.
Composition

Position		Category	Appointed on
Chairman	Álvaro Cardoso	Independent	23/04/2018A
Members	R. Martín Chávez	Independent	27/10/2020
	Luis Isasi	Other external	19/05/2020
	Ramiro Mato	Independent	28/11/2017
	Belén Romana	Independent	28/10/2016
Secretary	Jaime Pérez Renovales
A. Committee chair since 1 October 2020.
The board of directors appointed the committee's members based on their skills and expertise pertaining to matters within its purview.
Further information can be found in section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
In 2020 Ignacio Benjumea and Esther Giménez-Salinas stepped down from the committee. Luis Isasi and R. Martín Chávez became members on May and October 2020, respectively, to fill their vacancies.
Time allocation
In 2020, the committee held 13 meetings. 'Board and committee attendance' in section 4.3 provides information on committee members’ attendance and the estimated average time they spent on preparing and participating in meetings.
The chart below shows the committee’s approximate time allocation to each function in 2020A.
A.    All topics about regulatory and supervisory relations discussed in 2020 are included in each task provided in the chart.

Annual report 2020	Contents
Duties and activities in 2020
This section summarizes the risk supervision, regulation and compliance committee’s activities in 2020.

Duties	Actions taken
Risk
Assist the board in (i) defining the Group’s risk policies, (ii) determining the risk appetite strategy and culture and (iii) supervising their alignment with the Group’s corporate values
•Carried out an overview of the Group's risks, conducted specific analyses by unit and risk type and assessed proposals, issues and projects relating to risk management and control. The Group's main subsidiaries and businesses presented an update on their risks to this committee.
•Submitted to the board the approval of the risk appetite statement, including proposals for new metrics. Carried out quarterly reviews on compliance with the risk appetite limits.
•Coordinated with the responsible banking, sustainability and culture committee the supervision and evaluation of the alignment of risk appetite and limits with corporate culture and values.
•Received information on the proper management and control of risks within the Santander Group , particularly the risk profile assessment (RPA) and the risk control self-assessment (RCSA), two of the main tools for controlling these risks. As part of the overall risk strategy, the RPA continued to evolve with a focus on the control environment component, mainly in non-financial risks. The RCSA discussion provided an overview of the main risks identified for the Group and reported on the progress and next steps of the integration between RCSA, control certification and other risk assessments.
•Oversaw the update of our social and environmental policies (in coordination with the responsible banking, sustainability and culture committee), which set out the financing criteria and prohibited actions in specific sectors such as energy, mining and soft commodities.
•Monitored, in full coordination with the innovation and technology committee, risks stemming from technological obsolescence and cybersecurity, including data leakage, incident and vulnerability detection, patch management, network security and access control, amongst others. Received reports on major IT developments and projects.
•Supervised the risks associated with the main corporate transformation programs analysed by Banco Santander and the measures proposed to mitigate them. In particular, it monitored the risks associated with PagoNxt (the new payments platform of Banco Santander), One FCC (the strategic project to address FCC risk) and our enhanced internal model risk management.
•Reviewed the 2020 recovery plan, assessed the group's resilience in severe stress scenarios and submitted it to the board of directors for approval.
•Reviewed the risks associated with the 5-year strategic plan, S25 (until 2025) and the 3-year strategic financial plan, P-23 (from 2021 to 2023), which analyses the Group’s priorities and projects and quantifies a financial plan for the next three years. It also reviewed the alignment of these plans with the Group's risk appetite.

Covid-19
•Reviewed the macroeconomic landscape and the impact on 2020 provisions due to covid-19.
•Received regular updates on the most affected portfolios and those under moratoria programmes and holiday payments across the different subsidiaries. Oversaw the monitoring carried out to proactively identify customers with credit issues in the areas of recoveries and collections, ensuring that prudent practices were in place to mitigate compliance and conduct and reputational risks associated to recoveries whilst providing support to our clients.

Risk management and control
•Received regular updates on the top risks being managed and the adequacy of mitigating controls.
•Analysed the emerging risks and how they affect to the different geographies and risk areas. Held a strategic session attended by the chair of the responsible banking, sustainability and culture committee to discuss Banco Santander' top emerging risks with deep dives into climate change and demographics.
•Received, along with other board members, a specific training session on climate change which contributed to the committee's work in this regard in full coordination with the responsible banking, sustainability and culture committee.
•Supported the board in conducting stress tests of Banco Santander. It assessed the scenarios and assumptions to be used in such test, analyzing the results and the measures proposed by the Risk function. Ensured that Banco Santander' stress test programme aligned with EBA Guidelines 2018/04.
•Special focus continued on non-performing loans and non-performing assets.
•Received periodic information about market and structural risk of Banco Santander and reviewed counterparty risk.
•Monitored non-financial risks, including legal, vendor and climate-related risks, which remained key areas of focus.
•Continuously examined the Brexit situation, including its impact on risk to Santander UK and the Group and our preparedness to reduce and mitigate such risks.

Supervise the Risk function
•Ensured the independence and effectiveness of the Risk function and that sufficient human resources were duly provided.
•Assessed the Risk function and the performance of the CRO in joint session with the remuneration committee, to inform the board in order to establish his variable pay.
•Reviewed new appointments to key positions in the Santander Group' Risk function.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Collaboration to establish rational remuneration policies and practices
•Held a joint session with the remuneration committee to confirm that remuneration schemes factor in risk, capital, and liquidity and that offered no incentives to assume risks above the level tolerated by Banco Santander in line with adequate and effective risk management.
•Analyzed with the remuneration committee the factors used to determine the ex-ante risk adjustment of total variable pay assigned to the units based on how previously assessed risks materialised.
•Revised the 2020 bonus pool and results of the annual exercise to identify employees whose work had a material impact on the group’s risk profile.

Capital and liquidity
Assist the board in approving capital and liquidity strategies and supervising their implementation
•Reviewed the internal capital adequacy assessment process (ICAAP) prepared by the finance department and reviewed by the risk function, in accordance with industry best practices and supervisory guidelines, and submitted it to the board for approval. Moreover, reviewed a capital plan based on the scenarios envisaged over a three-year period.
•Endorsed the Pillar III disclosures report, which was submitted to, and finally approved by, the board. The report describes various aspects of the Group’s capital and risk management and provides an overview of the function, base capital and prescribed capital requirements, policies for managing the risks undertaken by Banco Santander from a capital consumption standpoint, the composition of the Group’s portfolio and its credit quality, measured in terms of capital, and the roll-out of advanced internal models.
•Reviewed the internal liquidity adequacy assessment process (ILAAP) and assessed the liquidity plan in view of the Group’s business model, and submitted it to the board for approval.
•Continuously monitored capital levels and capital management, including the 2020 securitizations plan.

Compliance and conduct
Supervise the Compliance and Conduct function
•Reviewed and approved the 2020 Compliance program (Group and local units) and new SCIB Compliance and Conduct operating model.
•Acknowledged, challenged and endorsed the new Compliance and Conduct strategy (One Compliance).
•Endorsed the appointment of the Group's new CCOs (among others, the new CCO of the project One Santander in Europe) prior to its final submission to and approval by the nomination committee.
•Received monthly reports on conduct and compliance matters as part of the risk and compliance monthly report, covering regulatory issues, product governance and consumer protection, reputational risk, internal and external events, notifications and inspections by supervisors, covid-19 updates, among others.
•Assessed the Compliance and Conduct function (including its staffing and resourcing suitability) as well as the Group chief compliance officer’s performance in a joint session with the remuneration committee, with the purpose of informing the board to set her variable pay.

Regulatory compliance
•Monitored compliance with regulatory requirements regarding:
•The Dodd Frank Title VII update.
•Adaptation to the Volcker Rule compliance programme in line with recent amendments, continuing the oversight of this regulation in 2020.

Regulatory compliance - Supervise the whistleblower channel (Canal Abierto)
•Received an annual update on the Canal Abierto (the model of whistleblowing channel in Grupo Santander) and was informed of its changes, aimed at permitting the communication of irregularities not only by employees but also by other persons related to Banco Santander, such as directors, shareholders, suppliers, contractors and subcontractors, guaranteeing confidentiality and allowing for anonymous communications.
•Helped to ensure that the Group’s culture is embedded through increasing awareness on the importance of Speaking Up.
•Reviewed the measures taken in the different countries on the back of incidents reported through whistleblowing channels, in particular in relation to breaches of regulatory requirements, codes of conduct and implementing regulations as well as breaches of corporate values and irregularities of potential significance of any nature, other than whose power is attributed to the audit committee.

Financial crime compliance (FCC)
•Oversaw the Group’s observance with FCC regulations as well as the activities carried out by the function. In particular:
•Received an overview of its strategy, including the Group' priorities and associated peer benchmarking.
•Received monthly updates on the most relevant FCC risks and other matters relevant to its four main pillars of the function (Governance, Know Your Customer, Transaction Monitoring and Sanctions).
•Obtained monthly quantitative information on risk appetite metrics and other indicators considered critical to its performance, being aware of the indicators that were in excess of the proposed thresholds and the corresponding action plans.
•Received the recommendations and observations stemming from the annual independent expert report about Banco Santander in accordance with the Spanish Law 10/2010 and Royal Decree 304/2014 (on anti-money laundering and terrorism financing).
•Held on a bi-annual basis specific sessions on the status of the FCC function.

Product governance and consumer protection
•Received an update on the status of customer complaints in 24 countries and 9 SCIB branches, as well as on the associated action plans to address deficiencies and mitigate detriment to customers.
•In a joint session with the remuneration committee, learned about the progress of the local action plans regarding internal sales force remuneration and received an overview of the assessment on the external sales force regarding its potential conduct risk impact.
•Received information on the main risks identified, concerns, priorities, actions taken by the product governance and consumer protection unit to mitigate conduct risks with retail customers, including product governance activity and monitoring.

Annual report 2020	Contents

Duties	Actions taken
Governance
Corporate governance and internal governance
•Received quarterly updates from the chairman of the responsible banking, sustainability and culture committee on the matters discussed by such committee.
•Worked alongside the audit committee, with which it held a joint meeting to share information on common issues, including the Group's risk management, risk model, complaints submitted to Canal Abierto, vendor risk management, legal risk, and internal auditing in the Risk and Compliance division.

Regulators and supervisors
Regulatory and supervisory relations
•Received regular updates on regulatory and supervisory relations and maintained focus on the most relevant developments related to the SSM, the Single Resolution Board (SRB), the supervisors of all the Group’s subsidiaries and the Supervisory Review and Evaluation Process (SREP).

Information for the general shareholders' meeting and corporate documentation
Corporate documents for 2020	•Drafted the report on its activities in 2020, which includes an analysis of its performance and the priorities identified for 2021 following the assessment of the board and its committees.
Annual assessment of the committee and its achievement of 2020 objectives
The committee's effectiveness review for 2020 was part of an external independent consultant's review of the board. It covered the committee's structure, composition, processes and behaviours, concluding that it is fit for purpose and effective. For more details about the findings resulting from the assessment see ‘Board assessment in 2020’ in section 4.3.
In 2020, the committee addressed all the priorities that were identified for 2020. Among the salient actions, it:
•Monitored the Group’s risks and risk indicators, especially relevant to monitor the impacts of the pandemic, and ensured that risk profiles remained within the risk appetite limits set by the board. In particular, it devoted additional efforts to the analysis of the potential risks derived from the macro-economic situation in the different geographies where the Group operates, backed up by regular country reporting on key risks relevant to their jurisdiction.
•Focused on the analysis of Banco Santander's emerging risks and held a strategic session (attended by external speakers) to review top strategic risks.
•Coordinated with other board committees, to ensure full alignment and to share matters of mutual interest.
•Ensured that the Risk and Compliance and conduct functions remained effective and appropriately resourced.
2021 Priorities
The committee has identified the following priorities for 2021:
•Continuing focus on Group’s top risks, early warning indicators, impacts and mitigation actions in order to assure that risks are appropriately managed with risks profiles remaining within the risk appetite limits approved by the board.
•Remaining alert to emerging and non-traditional risks to enable key strategic changes in the business environment to be anticipated. These risks will be discussed at at least one strategic meeting of the committee in 2021.
•Proactively support economic recovery after the covid-19 crisis, in particular by overseeing the Group's credit-related policies to help our customers and foster their economic resilience during the crisis, while maintaining the strength of Banco Santander’s capital and liquidity.
•Ongoing focus on the main business units, geographies and new businesses (including new digital platforms), with an additional focus on emerging business strategically relevant for the Group.
•Continuing close coordination with other board committees to ensure they are all aware of and leverage areas of mutual interest.
•Continuing working on the committee’s effectiveness to make sure that its role is discharged in the most tangible and effective manner, following the recommendations of the institutional effectiveness assessment.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4.9 Responsible banking, sustainability and culture committee activities in 2020

'During 2020, the committee has continued assisting the board of directors in fulfilling its oversight responsibilities with respect to the responsible business strategy and sustainability issues. The committee has had a special focus this year on the sustainable finance and green agenda across the main regions and businesses of the Group, climate change strategy, culture (maintaining our commitment on our Simple, Personal and Fair way of doing business), proactively being part of the solution and monitoring responsible business practices in relation to the covid-19 pandemic (including, among others, the interaction with customers, monitoring the practices associated with the government programs and recoveries and collection activities, as well as with other different stakeholders, such as investors, vendors, shareholders, employees, and the public opinion in general).
The committee has continued its coordination activities, not only with the board of directors, but also with the main committees such as the risk supervision, regulation and compliance committee, remuneration committee, audit committee and nomination committee.
During 2020, Ignacio Benjumea and Esther Giménez-Salinas left the committee upon their resignation from the board. I would like to take this opportunity to thank Ignacio and Esther, on behalf of the committee, for their contributions. Finally, the executive chairman has left the membership of the committee due to the adaptation of the Rules and regulations of the board to fully comply with the revised Spanish Corporate Governance Code, which recommends that the committee shall be composed solely of non-executive directors. I would like to take this opportunity to also thank Ana Botín for her invaluable contribution as a member of this committee'.

Ramiro Mato Chairman of the responsible banking, sustainability and culture committee
This section is the report on the activities of the responsible banking, sustainability and culture committee. It was prepared by the committee on 16 February 2021 and approved by the board on 22 February 2021.
Composition

Position		Category	Appointed on
Chairman	Ramiro Mato	Independent	01/07/2018A
Members	Homaira Akbari	Independent	01/07/2018
	Álvaro Cardoso	Independent	24/07/2018
	Sol Daurella	Independent	01/01/2018
	Belén Romana	Independent	01/07/2018
Secretary	Jaime Pérez Renovales
A. Committee chair since 1 July 2018.
The board of directors appointed the committee’s members based on their skills and expertise pertaining to matters within its purview.
Further information can be found in section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
Ignacio Benjumea and Esther Giménez-Salinas stepped down from the committee in 2020. Furthermore, Ana Botín stepped down from the committee in December 2020, in line with best corporate governance practices, which recommend that the committee is made up solely of non-executive directors.
Time allocation
In 2020, the responsible banking, sustainability and culture committee held four meetings. 'Board and committee attendance' in section 4.3 provides information on committee members’ attendance and the estimated average time they spent on preparing for, and participating in, meetings.
The chart below shows the committee’s approximate time allocation to each ESG criteria in 2020.

Annual report 2020	Contents
Duties and activities in 2020
This section summarizes the responsible banking, sustainability and culture committee’s activities in 2020 based on ESG criteria.

Duties	Actions taken
Environmental (E)
Sustainable banking
Environmental and climate change
•Engaged on the group’s climate change strategy, as well as on the plan and associated actions, in line with our external commitments, and provided feedback to members of the senior management and the board of directors.
•Reviewed climate-related risks and opportunities and analyzed new climate change regulations
•Reviewed and discussed the materiality assessment identifying sector exposures to potential climate transition and physical risks and reviewed roadmap to embed climate in banking processes.
•The chair engaged in the annual strategy session of the risk supervision, regulation and compliance committee on, among other issues, climate change in which the latest developments of the industry, regulators and in the Group were discussed.
•Received, along with other board members, a training session on climate change covering the latest industry developments and our group’s strategy, climate-related business risks and opportunities, commitments related to climate change, next steps to fulfil the United Nations Collective Commitment to Climate Action supporting the transition to a net zero economy.

Sustainable finance
•Reviewed sustainable finance, which refers to that of activities that have a positive impact on the environment including climate finance which includes that of assets or technologies that entail a reduction in CO2 emissions (e.g. renewable energy, refurbishment to increase energy efficiency, clean technologies and CO2 capture and storage).
•Reviewed Banco Santander´s current sustainable finance proposal and the opportunities identified to present a vision across the Group, after working with countries, global businesses and corporate areas.
•Reviewed the proposal of the new global sustainable framework to issue green, social and sustainable bonds, the rationale for issuing them and the key features of the same.

Santander environmental footprint
•Reviewed and discussed (i) the direct environmental impact of the group’s operations and the implementation status of its new energy efficiency and sustainability plan to reduce the carbon footprint; and (ii) the proposed new initiatives.
•Reviewed the 2020 emissions’ offsetting corporate plan, which will allow the Group to fulfil the goal of becoming a carbon-neutral organization, in regards to its own operations.

Social (S)
Inclusive banking
Sustainable finance and financial inclusion
•Reviewed strategies and plans on responsible banking with a focus on sustainable finance (including financial inclusion) for the regions of North and South America, and the global businesses of SCF, WM&I and SCIB.

Support for higher education
•Reviewed the current and future contribution to the group’s responsible banking strategy of Santander Universidades, which is one of its key strategic components along with sustainable finance and financial inclusion.

Governance (G)
Responsible banking strategy
Policies
•Monitored, supervised and evaluated the policies on responsible business and sustainability and, in particular, on environmental and social matters with the purpose of fulfilling their mission of promoting corporate interest and taking into account, as appropriate, the legitimate interests of the other stakeholders.
•Participated, together with the risk supervision, regulation and compliance committee in the update of the environmental and social risk management policy, evaluating and making proposals to the board as to advisable changes. This policy establishes how the environmental and social risks are identified in the oil and gas, energy, mining and metals and in soft commodities sectors.

Governance
•Coordinated with the other committees on issues relating to culture and values, responsible banking practices and sustainability in order to ensure that adequate and effective control processes were in place and that risks and opportunities relating to sustainability and responsibility were identified and managed in accordance with the responsible banking principles approved by the board.
•Received regular updates from corporate functions, global businesses and regional units of the different initiatives to drive the responsible banking agenda, enhancing communication and sharing best practices and concerns.
•The chair maintained close communication with the chair of the risk supervision, regulation and compliance committee and the members of both committees had access to the materials presented to each, as well as to regular reports of both committees to the board of directors to obtain a global overview of key risks and opportunities relating to responsible banking matters. An example of this collaboration has been the participation of committee members and the representatives of the responsible banking function in the annual strategy session of the risk supervision, regulation and compliance committee, to review the potential risks and opportunities of climate change.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Responsible banking initiatives and challenges
•Reviewed the responsible banking approach in response to key stakeholders (customers, suppliers and communities) in the context of covid-19 and challenges ahead and discussed the alignment of Banco Santander’s activities and priorities with the expectations of society and how Banco Santander can help rebuild a more resilient and inclusive economy moving forward.
•Received reports from the compliance and conduct function regarding its oversight of potential reputational impacts arising from environmental and social matters. In particular, the status of the emerging conduct and reputational risks due to covid-19 were considered, as well as the level of implementation of corporate recommendations related to conduct with customers and other initiatives impacting the perception of other stakeholders (shareholders, regulators, employees and communities).
•Received reports on initiatives for facing the challenges relating to the new banking environment and inclusive and sustainable growth.
•Reviewed metrics and targets, the progress made on priorities, the agenda and proposed commitments relating to responsible banking and the disclosure of such information to the public.
•Assisted the board in making sure responsible banking targets, metrics and commitments were embedded across the Group and measured effectively.
•Received reports on the progress made on the implementation plans relating to responsible banking priorities approved for 2020 and the priorities defined with local units for 2020 to 2022.
•Discussed and validated the scorecard to be proposed to the remuneration committee and the board with specific metrics of responsible banking, which have been taken into account to make specific qualitative adjustments on the quantitative variables of the 2020 bonus pool.

Commitment to sustainability goals
•Monitored public commitments relating to sustainability goals, including climate change objectives for 2021-2025, in order to adapt to the new business environment and support inclusive and sustainable growth.

Culture and values
Culture
•Coordinated with the remuneration committee in its review of the alignment of remuneration schemes with corporate culture and values.
•Coordinated, through its chairman and other committee members, with the risk supervision, regulation and compliance committee in the supervision and evaluation of (i) the alignment of risk appetite and limits with corporate culture and values; and (ii) the non-financial risks.
•Reviewed The Santander Way, which is our global culture approved by the board in January 2015, aligned with the group’s strategy and complementing Santander's ambition to build a more responsible banking. Since 2015, a common language and behaviour has resulted in our values Simple, Personal and Fair ( Simple, Personal and Fair (SPF) permeating all units. Our corporate policy is an important factor in developing coherent initiatives and enabling us to measure our values SPF progress and impact through a strengthened group culture governance, centralized culture coordination within the responsible banking unit and improved measurement. Significant progress continues both globally and locally, resulting in positive tangible results for our people, customers, shareholders and communities.
•Assisted the board in promoting and embedding corporate culture and values across the Group, monitoring its level of adherence and ensuring that the corporate culture is aligned with the purpose and values of the Group.

SPF with employees
•Engaged on the global 2020 diversity and inclusion strategy and the actions proposed to drive continued improvement in this regard; and drove actions associated with the inclusion of individuals with disabilities in order to progress towards 2025 targets. Diversity and inclusion are key elements of the entire corporate strategy that affects Santander’s relationship with all its stakeholders.
•Updated on The Santander Way, which contained Santander´s public commitments to build a more responsible bank. Our activities and investments help us address a number of the United Nations' Sustainable Development Goals and support the Paris Agreement’s objective of combatting climate change and adapting to its effects.
•Reviewed and discussed the evolution of the former whistleblowing channel to the Canal Abierto model as a means of boosting the group´s cultural transformation, promoting an environment in which our employees feel free to speak up without fear. The Canal Abierto was launched in 2019 within the Top 10 subsidiaries of the group and there are currently anonymous channels available in most of the group’s units.

SPF with customers
•Engaged on the group’s ten consumer protection principles for promoting our values SPF with customers, as well as the methodology used to measure them and standards for engaging vulnerable customers.
•Reviewed responsible business practices towards customers, which was a priority of the responsible banking agenda for 2020. The aim of contributing to an increased in customer satisfaction and support loyalty was discussed in connection with two key levers: (i) increasing standards of remuneration practices and awareness across first and second lines of defence; and (ii) training our sales force. The committee reviewed the implementation status of the action plans associated with these two levers.
•Reviewed the status of the reputational risks due to covid-19.

SPF with suppliers
•Reviewed details of a pilot program during 2020 to introduce further ESG criteria within our processes of supplier certification and offer review and contracting. The results of the pilot program will be used to assess the risk appetite in connection with introducing greater ESG criteria within our supply chain management in the future.

SPF with general society	•Reviewed progress of responsible banking and non-financial information communications and marketing.

Annual report 2020	Contents

Duties	Actions taken
Stakeholders engagement
Non-financial information
•Coordinated with the audit committee in its supervision and evaluation of the process of preparing and presenting the non-financial information, in accordance with the applicable regulations and leading international standards.
•Reviewed the 2020 Group’s statement of non-financial information, including the independent expert’s report, which are set out in the ‘Responsible banking’ chapter of this annual report.

Indexes and ratings
•Analyzed global and national awards, rankings and indexes relating to sustainability.
•Reviewed the reports of the relevant ESG analysts and its ratings and indexes, our position within them compared to our peers, and discussed our action plan to maintain our position in selected ESG ratings and indexes.
•Reviewed key metrics.

Shareholders and other stakeholders
•Supervised and monitored corporate reputation and engagement with stakeholders, and helped measure related initiatives.
•Worked with the nomination committee in the supervision and evaluation of the communication and engagement with shareholders and other stakeholders, ensuring the dissemination and the quality of the information available to them.

Information for the general shareholders' meeting and corporate documentation
Corporate documents for 2020
•Drafted this report on the committee’s activities in 2020, which includes an analysis of its performance and the priorities identified for 2021 following the effectiveness assessment of the board and its committees.

Annual assessment of the committee and its achievement of 2020 objectives
The committee's effectiveness review for 2020 was part of an external independent consultant's review of the board. It covered the committee's structure, composition, processes and behaviours, concluding that it is fit for purpose and effective. For more details about the findings resulting from the assessment see ‘Board assessment in 2020’ in section 4.3.
The committee addressed all the priorities that were identified for 2020. Among the salient actions, it:
•Continued to focus on embedding the responsible banking agenda throughout the Group, with emphasis on sustainable financing and inclusive banking; monitored the risks and opportunities of climate change, further integrating them into Banco Santander’s strategy and governance through feedback to senior managers and the board; and collaborated on the review of Banco Santander’s commitments regarding coal power generation.
•Closely followed issues related to Banco Santander's reputation through the risk, compliance and conduct and communication functions. In particular, the potential impacts of the pandemic on vulnerable customers, together with how Banco Santander committed to be part of the solution as a responsible bank, attracted the attention of the committee.
•Continued to coordinate with other committees, such as the remuneration committee on the alignment of remuneration schemes with our corporate culture and values.
2021 Priorities
The committee identified the following priorities for 2021:
•Assisting the board in setting our climate change strategy, managing the risks this entails and harnessing opportunities and developing sustainable finance proposals towards a lower carbon economy.
•Monitoring responses to the covid-19 crisis, including the status of payment holidays upon expiry, vulnerable customers and the recovery and collection functions, to ensure responsible banking practices are embedded in our customer-centric strategy.
•Monitoring proposed initiatives, targets and metrics to achieve the commitments on diversity and inclusion, financial inclusion, talent management and ethical behaviour.
•Promoting diversity and inclusion and overseeing how our culture, including SPF values, are embedded in the Group.
•Promoting the communication of progress and achievements of the Group to further develop Santander´s reputation as one of the world’s most sustainable banks.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4.10 Innovation and technology committee activities in 2020

'Through 2020, the committee has reviewed the IT strategy (based on the pillars of agile, cloud, core system evolution, deep technology skills –e.g. API and artificial intelligence– and data) and its execution progress towards the ambition of becoming the leading global financial services open platform. Additionally, the committee received periodic progress updates on group digital priorities and cybersecurity. Given the additional risks of the pandemic, those reviews acquired additional relevance in 2020.
There have been some changes to the membership of the committee during the year: Guillermo de la Dehesa and Ignacio Benjumea left the committee upon their resignation from the board and I became board member and the chair of this committee in October and December, respectively, replacing Ana Botín who remains a member of this committee. I would like to take this opportunity to thank Ignacio, Guillermo and Ana, on behalf of the committee, for their contributions'.

R. Martín Chávez Chairman of the innovation and technology committee
This section is the report on the activities of the innovation and technology committee. It was prepared by the committee on 27 January 2021 and approved by the board of directors on 22 February 2021.
Composition

Position		Category	Appointed on
Chairman	R. Martín Chávez	Independent	27/10/2020A
Members	Ana Botín	Executive	23/04/2007
	Homaira Akbari	Independent	27/09/2016
	José Antonio Álvarez	Executive	23/02/2015
	Bruce Carnegie-Brown	Independent	23/02/2015
	Henrique de Castro	Independent	23/07/2019
	Belén Romana	Independent	19/12/2017
Secretary	Jaime Pérez Renovales
A. Committee chair since 22 December 2020.
The board of directors appointed the committee’s members based on their skills and expertise pertaining to matters within its purview.
Further information can be found in section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
Ignacio Benjumea and Guillermo de la Dehesa stepped down from the committee in 2020. R. Martín Chávez became a member of the committee on 27 October 2020, and chairs the committee since 22 December 2020.
Time allocation
In 2020, the innovation and technology committee held four meetings. 'Board and committee attendance' in section 4.3 provides information on committee members’ attendance and the estimated average time they spent on preparing for, and participating in, meetings.
The chart below shows the committee’s approximate time allocation to each function in 2020.

Annual report 2020	Contents
Duties and activities in 2020
This section summarizes the innovation and technology committee’s activities in 2020.

Duties	Actions taken
Innovation
Innovation
•Oversaw the implementation of the group’s innovation agenda, reported to the board on plans and activities relating to innovation and identified major challenges and capabilities relating to innovation.
•Identified opportunities to accelerate innovation and increase the rate of success of new business models, technologies, systems and platforms in the Group, for which the strategy for the creation of PagoNxt was reviewed.
•Identified other group initiatives to accelerate digital transformation, such as coaching programs, greater links with start-ups, innovation labs and the creation of a testing environment for new projects (sandbox).

Cybersecurity
Cybersecurity
•Built up mechanisms to combat increasing threats, such as controls and automated security.
•Analyzed the main data loss incidents in other major entities.
•Supervised the group’s cybersecurity threat level and global cybersecurity transformation plan for 2020.
•Monitored together with the board of directors and the risk supervision, regulation and compliance committee the group’s cybersecurity risks (internal data leakage and potential external threats, e.g. ransomware and third party management of customer data), IT strategy (the evolution of the core banking system) and the situation of the compliance systems for financial crime prevention.
•Reviewed the implementation of the Group’s global cybersecurity plan, in addition to major risks and controls to mitigate them.
•Received updates on employee’s cybersecurity training and awareness and identified key areas for future plans.

Digital
Digital
•Received an update on the digital strategy (Santander Digital and PagoNxt), forward-looking commitments for 2021 and its execution plans.
•Checked on the collaboration between local units and business units to undertake digital initiatives, monitoring its execution.
•Monitored metrics for the digital transformation in terms of return on investments, evolution of the unit cost per product/service/data storage, time-to-market and customer attraction.
•Reviewed primary digital strategies for transforming and accelerating the growth of new businesses.

Technology and operations
Technology and operations
•Reviewed the global technology strategy plan, and its implementation, and reported to the board on plans and activities relating to technology and operations.
•Informed on the group’s main strategic technological priorities, particularly in regard to the implementation of agile, cloud, core system evolution, deep technology skills (e.g. API and AI) and data, partnering global businesses, support functions and retail and small and medium enterprises (SMEs) units (local and regional) while, at the same time, improving cost efficiency and reducing IT risk.
•Made sure the technology and operations strategy properly addressed relevant issues and the group’s priorities.
•Received reports about the international advisory board’s deliberations about technology and innovation.

Data management
Data management
•Received updates on the new model and data unit, which resulted from combining Santander Analytics (models) and the former data unit teams in order to have a single point of contact and leverage all existing talent with an end-to-end and cross-functional view of the models and the data value chain.
•Ensured that the data function’s resources were sufficient, validating the adequacy and readiness of the same.

Information for the general shareholders' meeting and corporate documentation
Corporate documents for 2020
•Drafted this report on its activities in 2020, which includes an analysis of its performance and the priorities identified for 2021 following the effectiveness assessment of the board and its committees.

Annual assessment of the committee and its achievement of 2020 objectives
The committee's effectiveness review for 2020 was part of an external independent consultant's review of the board. It covered the committee's structure, composition, processes and behaviours, concluding that it is fit for purpose and effective. For more details about the findings resulting from the assessment see ‘Board assessment in 2020’ in section 4.3.
The committee addressed all the priorities that were identified for 2020. Among the salient actions, it:
•Refreshed its composition, which includes the addition of R. Martín Chávez initially as a member and, with effect from 22 December 2020, as committee chair.
•Contributed to highlight the importance of the group’s IT strategy and its execution, acknowledging the ambition to become the leading open global financial services platform.
•Supervised the implementation of the policies and actions to mitigate the cybersecurity risks, data management and analytical capabilities of the Group's businesses, taking into account the recommendations and opinions of the international advisory board.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
2021 Priorities
The committee identified the following priorities for 2021:
•Supporting the board on the group’s innovation strategy, monitoring and responding to trends resulting from new business models, technologies, currencies and products.
•Focusing on the execution of the technology and operations transformation model, implementing a business-led evolution, and cybersecurity monitoring.
•Prioritizing digital strategy and monitoring its delivery, as well as providing recommendations on cross-sectional projects for the Group.
•Supervising that data management is effective and that the new model and data unit run smoothly and has appropriate resources.
•Optimizing the committee’s role, functioning and scope in view of the work carried out by the international advisory board.
4.11 International advisory board
Members
The members are all external and not members of the board.

Composition		Positions
Chairman	Larry Summers	Former Secretary of the US Treasury and president emeritus of Harvard University
Members	Sheila C. Bair	Former chairman of the Federal Deposit Insurance Corporation. Former president of Washington College
	Mike Rhodin	Board member of TomTom, Syncsort and HzO. Former IBM senior Vice President
	Marjorie Scardino	Former CEO of Pearson and director of Twitter
	Francisco D’Souza	CEO of Cognizant and director of General Electric
	James Whitehurst	Chairman and CEO of Red Hat
	George Kurtz	CEO and co-founder of CrowdStrike
	Blythe Masters	Former CEO of Digital Asset Holdings
	Nadia Schadlow	Former deputy National Security Advisor for Strategy and Assistant to the President of the United States
Secretary	Jaime Pérez Renovales
Functions
Banco Santander’s international advisory board was formed in 2016 to provide strategic insight into future challenges and opportunities for the group’s businesses, particularly in respect of innovation, digital transformation, cybersecurity and new technologies, capital markets, corporate governance, brand and reputation and regulation and compliance.
Its members are prominent and respected leaders who possess extensive experience with strategic challenges and opportunities, particularly in terms of innovation, digital transformation and the US market.
Meetings
The international advisory board meets at least twice a year. In 2020, it met in the spring and autumn.
Rationale
The international advisory board affords the Group structured and recurrent insights from international leaders who, due to other commitments, are not able to support it as board members.
4.12 Related-party transactions and conflicts of interest
Related-party transactions
Directors, senior managers and significant shareholders
This subsection includes the report on related-party transactions mentioned under recommendation six of the Spanish Corporate Governance Code.
As per the Rules and regulations of the board, the board of directors must analyze transactions between Banco Santander or Group companies and directors; shareholders holding a significant individual interest or with others, including shareholders represented as board members in Banco Santander or other Group companies; or people related to them.
Related-party transactions are subject to a favourable opinion issued by the audit committee and approval by the board, except in cases where the law requires that they should be approved at a general meeting. In cases of emergency, they may be authorised exceptionally by the executive committee and subsequently confirmed by the board.
Related-party transactions are to be assessed for its authorization according to the principle of equal treatment and market conditions.
Nonetheless, the board is not required to authorize transactions that simultaneously meet the following three conditions:
•Are carried out under agreements with basic standard terms that usually apply to customers contracting the product or service in question.
•Are entered into prices or rates set by the party acting as supplier of the goods or service in question, or arm’s length terms and conditions for commercial relations with similar customers, where the goods or services are not subject to set rates that already exist.
•Equal an amount that does not exceed 1% of Banco Santander’s annual income.

Annual report 2020	Contents
In 2020, following due enquiry, no board member, person represented by a director or shareholders that own, whether individually or together with others, a significant interest, or persons related to them carried out transactions with Banco Santander that were considered significant or under non-market conditions.
The audit committee confirmed that all related-party transactions completed during the year fully complied with the abovementioned conditions so as not to require approval from the governing bodies as mentioned in the audit committee activities report under section 4.5 'Audit committee activities in 2020'.
Banco Santander also has a policy for the admission, authorization and monitoring of loans, credits and guarantees for directors and senior managers. It sets out the procedure in place for risk transactions of which they or their related parties like spouse or other person with similar relationship; minor children or those of legal age who are economically dependent; or companies controlled by directors or senior managers whose activity is limited to the mere holding of assets and the management of personal or family assets.
Furthermore, it outlines general rules in terms of maximum borrowing, interest rates and other similar conditions to those that apply to other employees. In accordance with this policy and with banking regulations, the policy provides that loans, credits or guarantees to be granted to Banco Santander's directors and senior managers or to their related parties must be authorized by the board and subsequently by the ECB, except in the cases listed below:
•Transactions are subject to a collective agreement signed by Banco Santander, with similar conditions to those of transactions granted to any employee.
•Transactions are carried out under agreements with standard conditions that generally apply to a large number of customers, provided that the amount granted to the beneficiary or its related parties does not exceed EUR 200,000.
Note 5.f of the 'consolidated financial statements' lists the Santander Group's direct risks in the form of loans, credits and guarantees extended to directors and senior managers in the ordinary course of business as of 31 December 2020. The terms and conditions of these transactions are the same as those performed under market conditions or applied to other employees, and the corresponding benefits in kind are imputed to them, where applicable.
Intra-group transactions
Intra-group transactions are performed under the same rules, approvals and procedures as transactions with customers in addition to mechanisms to ensure they are subject to market prices and conditions
Note 52 ('Related parties') in the 'Consolidated financial statements' and note 47 ('Related parties') in the individual financial statements specify the amounts of the transactions with other group entities (subsidiaries, associates and jointly-held entities), directors, senior managers and related parties.
Conflicts of interest
Banco Santander has standards and procedures to prevent conflicts of interest resulting from our activities and functions, or between us and our directors and senior managers. We also have an internal policy that provides the Santander Group’s employees, directors and entities with criteria to prevent and manage conflicts of interest resulting from their activities.
Directors and senior managers
Our directors must adopt the necessary measures to avoid situations in which their direct or indirect interests may enter into conflict with corporate interests or their obligation towards Banco Santander.
Directors’ duty to avoid conflicts of interest requires them to fulfil certain obligations, and they must refrain from using the Banco Santander name or their role to exert undue influence on private transactions. They cannot use corporate assets and confidential information for private purposes, nor take advantage of Banco Santander’s business opportunities. Moreover, they are barred from obtaining benefits or remuneration (other than courtesies) from third parties in connection with their role; or carrying out activities, on their own behalf or that of others, that place them in a situation of effective or potential competition or permanent conflict with Banco Santander.
Directors must report direct or indirect conflicts of interest they or their related parties may have with Banco Santander to the board. Such conflicts will be disclosed in the financial statements.
In 2020, no director reported having any conflict of interest with the Group, despite abstaining on 43 occasions from deliberations and votes on matters at board and committee meetings. On 20 occasions, directors abstained owing to proposals to appoint, re-elect or remove directors, or appoint them to board committees or to the boards of Grupo Santander companies. On 10 occasions, the matter under consideration related to remuneration, loans or credits and on 1 occasion, the matter was a risk transaction between Banco Santander and a company related to a director. Lastly, on 12 occasions, directors abstained in respect of the annual verification of their status and suitability.
As directors and senior managers are subject to the Policy on conflicts of interest and the Code of Conduct in Securities Markets, they must provide Compliance function with a statement on any relations they hold, which they must keep up to date. Directors and senior managers must also report any potential conflict of interest owing to their relations or any other reason to the Compliance function. Furthermore, where a conflict does exist, they must abstain from making decisions or casting votes, in addition to notifying anyone who is to take the respective decision.
The chief officer of the area in question is responsible for resolving conflicts of interest. Conflicts that involve several areas must be resolved by the common senior officer. However, if none of the foregoing rules apply, the Compliance function will designate someone to resolve the conflict. In the event of doubt, the Compliance function should be consulted.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The Code of Conduct in Securities Markets describes control mechanisms and bodies for resolving conflicts of interest related to securities markets. This code can be found on the Santander Group’s corporate website. It dictates that directors, senior managers or related parties may not carry out (i) counter-transactions on Santander Group’s securities within 30 days from the time they are acquired or sold; or (ii) transactions on Santander Group securities 30 days before the quarterly, half-year or annual results are announced and until they are published.
Group companies
Because Banco Santander is the only group company listed in Spain, no mechanisms must be in place to resolve conflicts of interest with subsidiaries listed in Spain.
If such conflicts do arise, Banco Santander, as the parent company, must consider the interests of all its subsidiaries and how they contribute to the long-term interest of the entire group. Subsidiaries should also consider the interests of Grupo Santander examine how the decisions they take may affect the Group.
Banco Santander, as the parent company of Santander Group, structures the governance of the Santander Group through a system of rules that guarantees the existence of rules of governance and an adequate control system, as described in section 7. 'Group structure and internal governance'.

Annual report 2020	Contents
5. Management team
The table below shows the profiles (Senior Executive Vice President —SEVP—) of the Banco Santander’s senior managers (other than the executive directors described in section 4.1 ‘Our directors’) as of 31 December 2020.

Rami Aboukhair	COUNTRY HEAD – SANTANDER SPAIN	Born in 1967, Rami Aboukhair joined Grupo Santander in 2008 as a director of Santander Insurance and head of Products and Marketing. He had also served as managing director of products, marketing and customers at Banco Español de Crédito, S.A. (Banesto) and managing director and head of Retail Banking at Santander UK. In 2015, Mr Aboukhair was appointed country head of Santander España. In 2017, he was named chief executive officer of Banco Popular Español, S.A. until it merged with Banco Santander, S.A. He is currently country head of Santander España.
Lindsey Argalas	HEAD OF SANTANDER DIGITAL	Born in 1974, Lindsey Argalas joined the group in 2017 as senior executive vice-president and group head of Santander Digital. Previously, she had served as principal of The Boston Consulting Group (BCG) (1998-2008) and as senior vice-president and chief of staff to the CEO of Intuit Inc. (2008-2017).
Alexandra Brandão	GLOBAL HEAD OF HUMAN RESOURCES (*)
Born in 1978, Alexandra Brandão joined Grupo Santander in 2003 as head of Products and Services for Individuals at Santander Totta. From 2012 to 2016, she was global head of Knowledge and Development at the Grupo Santander Corporate Centre; head of Human Resources from 2016 to 2018; and head of Commercial Management and Segments at Santander Portugal from 2019 to 2020. Ms Brandão is member of the board of directors of Banco Santander Uruguay.

Juan Manuel Cendoya	GROUP HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH	Born in 1967, Juan Manuel Cendoya joined Banco Santander in July 2001 as group senior executive vice-president and head of the Communications, Corporate Marketing and Research division. In 2016, Mr Cendoya was appointed vice-chairman of the board of directors and head of Institutional and Media Relations of Santander España. He is also a member of the board of directors of Universia España Red de Universidades, S.A. Previously, he had been head of the legal and tax department of Bankinter, S.A. He is a government lawyer and a non-executive director at Arena Communications Network, S.L.
José Doncel	GROUP HEAD OF ACCOUNTING AND FINANCIAL CONTROL	Born in 1961, José Doncel joined Grupo Santander in 1989 as head of Accounting. Previously, he had served as head of accounting and financial management at Banco Español de Crédito, S.A. (Banesto) (1994-2013). Mr Doncel was appointed senior executive vice-president and head of the Internal Audit division in 2013 and group head of Accounting and Financial Control in 2014. He currently serves as the Group’s chief accounting officer.
Keiran Foad	GROUP CHIEF RISK OFFICER	Born in 1968, Keiran Foad joined Grupo Santander in 2012 as deputy chief risk officer at Santander UK. Previously, he held risk and corporate leadership roles at Barclays Bank plc (1985-2011) and served as chief risk officer at Northern Rock plc. In 2016, he was appointed senior executive vice-president and deputy chief risk officer of Banco Santander, before being appointed the group chief risk officer in 2018.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

José Antonio García Cantera	GROUP CHIEF FINANCIAL OFFICER	Born in 1966, José Antonio García joined Grupo Santander in 2003 as senior executive vice-president of Global Wholesale Banking of Banco Español de Crédito, S.A. (Banesto). In 2006, he was appointed chief executive officer of Banesto. Previously, Mr García had served on the executive committee of Citigroup EMEA, as well as the board of directors of Citigroup Capital Markets Int, Ltd. and Citigroup Capital Markets UK. In 2012, he was appointed senior executive vice-president of Global Corporate Banking. He currently serves as the group chief financial officer.
Juan Guitard	GROUP CHIEF AUDIT EXECUTIVE
Born in 1960, Juan Guitard joined Grupo Santander in 1997 as head of Human Resources at Santander Investment, S.A. Previously, he had been general counsel and secretary of the board of Santander Investment, S.A. and Banco Santander de Negocios, S.A. In 2013, Mr Guitard was head of Banco Santander’s Risk division. In November 2014, he was appointed head of the Internal Audit division. Currently, he serves as the group chief audit executive. He is also a state attorney.

José María Linares	GLOBAL HEAD OF CORPORATE & INVESTMENT BANKING	Born in 1971, José María Linares joined Grupo Santander in 2017 as senior executive vice-president and global head of Corporate and Investment Banking. Previously, he served as an equity analyst at Morgan Stanley & Co. New York (1993-1994). He worked as senior vice-president and senior Latin America telecom equity analyst at Oppenheimer & Co. New York (1994-1997), as well as senior director Latin America TMT equity analyst at Société Générale, New York & São Paolo (1997-1999). Mr Linares joined JP Morgan in 1999 and was subsequently appointed managing director and head of global corporate banking at J.P. Morgan Chase & Co. (2011-2017). In 2017, he was appointed senior executive vice-president of Grupo Santander and global head of Corporate and Investment Banking.
Mónica López-Monís	GROUP HEAD OF SUPERVISORY AND REGULATORY RELATIONS
Born in 1969, Mónica López-Monís joined Grupo Santander in 2009 as general counsel and secretary of the board of Banco Español de Crédito, S.A. (Banesto). Previously, she had been general counsel at Aldeasa, S.A. and Bankinter, S.A., as well as independent director at Abertis Infraestructuras, S.A. In 2015, Ms López-Monís was appointed senior executive vice-president of Santander and group chief compliance officer. She has been the group’s head of Supervisory and Regulatory Relations since September 2019 and is a state attorney.

Javier Maldonado	GROUP HEAD OF COSTS	Born in 1962, Javier Maldonado joined Grupo Santander in 1995 as head of the International Legal division of Banco Santander de Negocios, S.A. Mr Maldonado held several roles at Santander UK and in 2014 was appointed senior executive vice-president of Santander and head of Coordination and Control of Regulatory Projects. He currently serves as group senior executive vice-president and head of Costs.
Dirk Marzluf	GROUP HEAD OF TECHNOLOGY AND OPERATIONS	Born in 1970, Dirk Marzluf joined Grupo Santander in 2018 as senior executive vice-president and head of IT and Operations. Previously, he had served as CIO at AXA Group since 2013, leading the insurance group’s technology and information security transformation and co-sponsoring its digital strategy. Mr Marzluf also held global roles at Accenture, Daimler Chrysler and Winterthur Group.
Víctor Matarranz	GLOBAL HEAD OF WEALTH MANAGEMENT & INSURANCE	Born in 1976, Víctor Matarranz joined Grupo Santander in 2012 as head of Strategy and Innovation at Santander UK. In 2014, he was appointed senior executive vice-president and head of the Executive Chairman’s Office and Strategy. Previously, Mr Matarranz had held several roles at McKinsey & Company, where he had become partner. He currently serves as global head of Wealth Management & Insurance.

Annual report 2020	Contents

José Luis de Mora	GROUP HEAD OF STRATEGY AND CORPORATE DEVELOPMENT AND OF CONSUMER FINANCE (SANTANDER CONSUMER FINANCE)	Born in 1966, José Luis de Mora joined Grupo Santander in 2003. Since then, he has been in charge of the group’s Strategic Plan Development and Acquisitions. In 2015, he was appointed group senior executive vice-president and group head of Financial Planning and Corporate Development. He was appointed head of Santander Consumer Finance on 1 January 2020 and CEO of the same entity on 17 December 2020.
Jaime Pérez Renovales	GROUP HEAD OF GENERAL SECRETARIAT AND HUMAN RESOURCES (*)	See profile in section 4.1 'Our directors'.
Javier San Félix	HEAD OF SANTANDER GLOBAL PAYMENTS	Born in 1967, Javier San Félix joined Grupo Santander in 2004 as head of strategic planning in the Consumer Finance division. He was appointed director and executive vice-president of Santander Consumer Finance in Spain in 2005 and chief operating officer of the Santander Consumer Finance division in 2006. From 2012 to 2013, he was the chief executive officer of Banco Español de Crédito, S.A. (Banesto). In 2013, he was appointed senior executive vice-president of Banco Santander, S.A. and head of the Commercial Banking division. From 2016 to 2018, he served as senior executive vice-president and head of retail and commercial banking at Santander UK. He currently serves as head of Santander Global Payments.
António Simões	REGIONAL HEAD OF EUROPE
Born in 1975, António Simões joined Grupo Santander in 2020 as regional head of Europe. He was previously at HSBC, where he held roles including chief executive officer of global private banking, member of the group management board and group executive committee, and chief executive of HSBC Bank plc and chief executive of Europe, encompassing all UK and European operations for HSBC Group.

Marjolein van Hellemondt-Gerdingh	GROUP CHIEF COMPLIANCE OFFICER	Born in 1964, Marjolien van Hellemondt-Gerdingh joined Santander Group in 2019 as senior executive vice-president and chief compliance officer. Previously, she had been chief compliance officer of several banking and financial entities such as NN Group, Zurich Insurance Company and De Lage Landen International B.V.
(*) Jaime Pérez Renovales continued as head of Human Resources supporting Alexandra Brandão until February 2021, when he leaved the Human Resources function.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
6. Remuneration

Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.7, 9.4 and 9.5 comprise the annual report on directors’ remuneration that must be prepared and submitted to the consultative vote of the general shareholders' meeting.
In addition, section 6.4 sets out the directors' remuneration policy for 2021, 2022 and 2023, which is to be put to a vote at the general shareholders' meeting.
The annual report on directors' remuneration and the directors' remuneration policy for 2021, 2022 and 2023 were approved by our board of directors on 22 February 2021, without any votes against or abstentions.
The current remuneration policy for directors is available on our corporate website.
6.1 Principles of the remuneration policy
Director remuneration in their capacity as such
The board of directors sets the individual remuneration of directors (including executive directors) for the performance of supervisory and collective decision-making duties within the amount fixed by shareholders and commensurately with the roles they perform on the collective decision-making body, their committee membership and attendance, and other objective circumstances the board might consider.
Remuneration of directors for executive duties
Banco Santander’s remuneration policy for executive duties dictates that:
1.Remuneration must be in line with shareholders' interests, conducive to creating long-term value and compatible with our rigorous risk management, long-term strategy and values.
2.Fixed remuneration must make up a significant proportion of total compensation.
3.Variable remuneration must reward individuals for their role in achieving set goals within the framework of prudent risk management.
4.The global remuneration package and its structure must be competitive in order to attract and retain talent.
5.Remuneration decisions must avert conflicts of interest and discrimination.
The remuneration committee and the board enlisted the assistance of Willis Towers Watson to:
•Compare relevant data with that on markets and comparable entities on account of the group’s size, characteristics and operations.
•Analyse and confirm compliance with certain quantitative metrics required to evaluate accomplishment of objectives.
•Estimate the fair value of variable remuneration linked to long-term objectives.
6.2 Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2020
A. Composition and limits
According to our Bylaws, the remuneration of directors in their condition as such consists of a fixed annual amount set at the general shareholders' meeting. This amount remains in effect until shareholders vote to amend it, even though the board may reduce it in the years it deems appropriate. At the annual general shareholders' meeting, remuneration for 2020 was set at EUR 6 million, which included (a) annual allotment and (b) attendance fees.

Santander has taken out a civil liability insurance policy for directors subject to usual terms proportionate to its circumstances.
Directors can receive shares, share options or share-linked compensation, subject to prior approval at the general shareholders' meeting. Directors can also receive other compensation following a proposal made by the remuneration committee and upon resolution by the board of directors, as may be deemed appropriate, in consideration for the performance of other duties in Banco Santander, whether they are the duties of an executive director or otherwise in addition to their oversight and collective decision-making as board members.
Lastly, non-executive directors do not have the right to receive any benefit on the occasion of their removal from office.

Annual report 2020	Contents
B. Annual allotment
Each director received the amounts for serving on the board and its committees included in the chart below for 2019 and 2020.
As a gesture of responsibility in view of the situation created by the health emergency the board of directors agreed on 5 May 2020 to reduce their allotments by 20% for the balance of 2020, with effect from 1 April 2020, and propose that amounts saved thereby be used to finance the initiatives of Banco Santander to fight against the covid-19 pandemic.
Accordingly, the applicable amounts in 2020 and 2019 were:

	2020		2019
Amount per director in euros	1 Apr to 31 Dec	1 Jan to 31 Mar
Members of the board of directors	49,500	22,500	90,000
Members of the executive committee	93,500	42,500	170,000
Members of the audit committee	22,000	10,000	40,000
Members of the appointments committee	13,750	6,250	25,000
Members of the remuneration committee	13,750	6,250	25,000
Members of the risk supervision, regulation and compliance committee	22,000	10,000	40,000
Members of the responsible banking, sustainability and culture committee	8,250	3,750	15,000
Chairman of the audit committee	38,500	17,500	70,000
Chairman of the appointments committee	27,500	12,500	50,000
Chairman of the remuneration committee	27,500	12,500	50,000
Chairman of the risk supervision, regulation and compliance committee	38,500	17,500	70,000
Chairman of the responsible banking, sustainability and culture committee	27,500	12,500	50,000
Lead director	60,500	27,500	110,000
Non-executive vice chairmen	16,500	7,500	30,000
A. Since 2015, Bruce Carnegie-Brown has been allocated EUR 700,000 in minimum total annual pay (including annual allowances and attendance fees) for services to the board and its committees, particularly as chairman of the appointments and remuneration committees and lead independent director; and for the required time and dedication to perform these roles. However, in line with the board of directors' decision to reduce their allotments and fees with effects from 1 April 2020 explained above, which is shared by Mr. Bruce Carnegie-Brown, the same reduction shall be applied to this amount. Accordingly, the amount assigned for 2020 will be EUR 595,000.
C. Attendance fees
Pursuant to resolutions approved by the board on the remuneration committee’s recommendations, attendance fees for board and committees meetings (not including the executive committee, for which no fees are set) totalled the amounts included in the chart below for the last two years.
The amounts applied until 31 March 2020 were the same as in 2019. On 5 May 2020, as a gesture of responsibility in view of the situation created by the health emergency, the board of directors agreed to reduce their attendance fees by 20% for the balance of 2020, with effect from 1 April 2020, and propose that the amounts saved thereby be used to finance the initiatives of Banco Santander to fight against the covid-19 pandemic.

	2020		2019
Attendance fees per director per meeting in euros	1 Apr to 31 Dec	1 Jan to 31 Mar
Board of directors	2,080	2,600	2,600
Audit committee and risk supervision, regulation and compliance committee	1,360	1,700	1,700
Other committees (excluding executive committee)	1,200	1,500	1,500

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
D. Breakdown of bylaw-stipulated emoluments
Total director bylaw-stipulated emoluments and attendance fees received in 2020 amounted to EUR 4.1 million (EUR 4.9 million in 2019). This is 31% less than the amount approved at the general meeting. Each director earned the following amounts for these items:

			Amount in euros
Directors	Executive	Non-executive	2020										2019
			Annual allotment								Board and committee attendance fees	Total by-law stipulated emoluments and attendance fees
			BoardN	EC	AC	ASC	RC	RSRCC	RBSCC	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea		—	76,500	144,500	—	—	—	—	12,750	233,750	55,220	288,970	333,800
Mr José Antonio Álvarez Álvarez		—	76,500	144,500	—	—	—	—	—	221,000	48,620	269,620	312,800
Mr Bruce Carnegie-Brown		I	326,380	144,500	—	21,250	21,250	—	—	513,380	81,620	595,000	700,000
Ms Homaira Akbari		I	76,500	—	34,000	—	—	—	12,750	123,250	79,040	202,290	225,900
Mr Francisco Javier Botín-Sanz de Sautuola y O’SheaA		N	76,500	—	—	—	—	—	—	76,500	44,720	121,220	136,800
Mr Álvaro Antonio Cardoso de SouzaB		I	136,000	—	—	—	—	34,000	12,750	182,750	60,420	243,170	275,500
Mr Ramón Martín Chávez MárquezC		I	8,086	—	—	548	5,269	8,430	—	22,333	15,120	37,453	—
Ms Sol Daurella Comadrán		I	76,500	—	—	21,250	21,250	—	12,750	131,750	81,920	213,670	239,700
Mr Henrique Manuel Drummond Borges Cirne de CastroD		I	76,500	—	34,000	—	21,250	—	—	131,750	85,040	216,790	86,746
Ms Gina Díez BarrosoE		I	1,973	—	—	—	—	—	—	1,973	2,080	4,053	—
Mr Luis Isasi Fernández de BobadillaF		N	44,389	83,847	—	—	12,361	19,790	—	160,387	42,640	203,027	—
Mr Ramiro Mato García-Ansorena		I	119,000	144,500	34,000	—	—	34,000	12,750	344,250	86,160	430,410	500,300
Mr Sergio RialG		—	42,000	—	—	—	—	—	—	42,000	20,800	62,800	—
Ms Belén Romana García		I	98,044	144,500	34,000	—	—	34,000	12,750	323,294	93,980	417,274	524,600
Mrs Pamela Ann WalkdenH		I	114,454	—	34,000	—	—	—	—	148,454	66,140	214,594	33,915
Mr Rodrigo Echenique GordilloI		N	74,724	—	—	20,757	—	—	—	95,481	60,020	155,501	219,134
Mr Ignacio Benjumea Cabeza de VacaJ		N	34,500	65,167	—	—	9,583	15,333	5,750	130,333	43,140	173,473	432,700
Mr Guillermo de la Dehesa RomeroK		N	23,100	43,633	—	6,417	6,417	—	—	79,567	28,180	107,747	398,800
Ms Esther Giménez-Salinas i ColomerL		I	63,532	—	—	17,648	—	28,236	10,589	120,005	71,400	191,405	228,768
Mr Carlos Fernández GonzálezM		I	—	—	—	—	—	—	—	—	—	—	213,249
Total			1,545,182	915,147	170,000	87,870	97,380	173,789	92,839	3,082,207	1,066,260	4,148,467	4,862,712
A.    All amounts received were reimbursed to Fundación Botín.
B.    Director since 1 April 2018.
C.    Director since 27 October 2020.
D.    Director since 17 July 2019.
E.    Director since 22 December 2020.
F.     Director since 19 May 2020
G.     Executive director since 30 May 2020
H.    Director since 29 October 2019.
I.    Stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020
J.    Stepped down as director on 5 May 2020.
K.    Stepped down as director on 3 April 2020.
L.    Stepped down as director on 27 October 2020
M.    Stepped down as director on 28 October 2019
N    Includes emoluments for chairing committees and other roles.
P: Proprietary I: Independent N: Non-external (neither proprietary nor independent).
EC: Executive committee AC: Audit committee ASC: Appointments committee RC: Remuneration committee
RSRCC: Risk supervision, regulation and compliance committee. RBSCC: Responsible Banking, sustainability and culture committee.

Annual report 2020	Contents
6.3 Remuneration of directors for executive duties
The policy on directors’ remuneration for executive duties in 2020 was approved by the board of directors and put to a binding vote at the general shareholders' meeting on 3 April 2020, with 94,40% of the votes in favour. The table below summarises the policy and its implementation for Ana Botín and José Antonio Álvarez.
In the case of Sergio Rial, who was appointed director on April 2020, he has not received any remuneration for executive duties in Banco Santander, S.A. during 2020, but he qualifies as an executive director pursuant to section 529 duodecies of the Spanish Companies Act (Ley de Sociedades de Capital), because of his role as CEO and vice-president of Banco Santander (Brasil) S.A. (Santander Brasil).

Component	Type	Policy	Implementation in 2020
Gross annual salary	Fixed	•Paid in cash on a monthly basis.	•Ana Botin: EUR 3,176 thousand. •José Antonio Álvarez: EUR 2,541 thousand.
Variable remuneration	Variable
•Individual benchmark reference.
•Calculated against annual quantitative metrics and a qualitative assessment on account of individual performance.
•50% of each payment is shares withheld for three years, unless the director already holds shares for an amount equivalent to twice their fixed remuneration. The number of shares is set at the time of the award.
•40% paid in 2021;
•60% deferred in five years.
◦24% paid in equal parts in 2022 and 2023.
◦36% paid in equal parts in 2024, 2025 and 2026, provided certain long-term objectives are met (2020-2022).
•See section 6.3 B ii) for details on annual metrics and assessment. •See section 6.3 B iv) for details on long-term metrics. •See section 6.3 B iii) for details on individual variable pay.
Pension scheme	Fixed	•Annual contribution of 22% of base salary.	•No change since 2018
	Variable	•Annual contribution of 22% of 30% of the average of variable remuneration in the last three years	•See section 6.3 C for details on annual contributions and pension balance.
Other remuneration	Fixed
•Includes life, accident and medical insurance, and other in-kind compensation.
•Includes a fixed remuneration supplement in cash (not considered salary or pensionable) since supplementary death and disability benefits were eliminated.
•No change for Ana Botín or José Antonio Álvarez since 2018.
		•Payment for non-compete commitment	•N/A.
Shareholding policy	N/A
•In addition to the regulatory obligation to hold shares for one year from their grant date, executive directors also have the obligation to hold them for three years from their award date, unless the director already holds shares for an amount equivalent to 200% of their fix annual remuneration.
•Ana Botín and José Antonio Alvarez have the obligation to accumulate this 200% within a period of five years since 2016 to demonstrate the shareholding.
•Policy updated during 2020 to assure compliance with recommendation 62 to the Good Governance Code for Listed Companies of the CNMV
A. Gross annual salary
The board resolved to maintain the same gross annual salary for Ana Botín and José Antonio Álvarez for 2020 as in 2019.
It also maintained the fixed pension contribution of 22% of gross annual salary it had declared in 2019 for 2020.
Executive directors’ gross annual salary and fixed annual contribution to pension for 2020 and 2019 were as follows:

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

EUR thousand	2020			2019
	Gross annual salary	Fixed annual pension contribution	Total	Gross annual salary	Fixed annual pension contribution	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	3,176	699	3,875	3,176	699	3,875
Mr José Antonio Álvarez Álvarez	2,541	559	3,100	2,541	559	3,100
Mr Rodrigo Echenique GordilloA	—	—	—	600	—	600
Total	5,717	1,258	6,975	6,317	1,258	7,575
A. Stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020. Figure includes his gross annual salary until he ceased to be an executive director.
B. Variable remuneration
i) General policy for 2020
The board approved the executive directors’ variable remuneration on the remuneration committee’s recommendation, according to its policy:
•Variable components (including the variable part of the contributions to the benefit systems) of executive directors’ total remuneration in 2020 should amount to less than 200% of fixed components, as established by resolution of the annual general shareholders' meeting on 3 April 2020.
•At the beginning of 2021, on the remuneration committee’s recommendation, the board approved the final amount of the 2020 incentive, based on the set bonus pool in accordance with the directors' remuneration policy approved at the general shareholders' meeting of 3 April 2020, in consideration of:
•A group of short-term quantitative metrics measured against annual objectives.
•A qualitative assessment that cannot adjust the quantitative result by more than 25 percentage points upwards or downwards.
•Any exceptional adjustment that must be supported by evidence.
•The final figure is adjusted to executive directors’ individual variable remuneration benchmark in accordance with the current model as well as (i) their individual objectives, which generally match the group’s and cover financial, risk management, client satisfaction and social impact metrics, such as being among the Top 10 companies to work for in the group’s main geographies or financial empowerment objectives; and (ii) how they achieve them, with consideration for how they manage employees and have adhered to corporate values.
A.Any exceptional adjustment supported by evidence
Quantitative metrics and qualitative assessment aspects are described below.
•Payment of the approved incentive is split equally into cash and shares. 40% is paid in 2021, once the final amount has been set. The remaining 60% will be deferred in equal parts over five years (subject to long-term metrics) as follows:
•The deferred amount payable in 2022 and 2023, (24% of the total) will be paid if none of the malus clauses described below are triggered.
•The deferred amount payable in 2024, 2025 and 2026, (36% of the total) will be paid if the malus clauses are not triggered and the multi-year targets described below are reached. These targets can only reduce these amounts and the number of deferred shares (which can be lower but not higher).
•When the deferred amount is paid in cash, the beneficiary may be paid the amount adjusted for inflation up to the date of payment.
•All payments in shares will be withheld for three years after being delivered, unless the director already holds shares for an amount equivalent to twice his/her annual salary.
•The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from time they are received.

Annual report 2020	Contents
The payment schedule of the incentive is illustrated below.
All deferred payments can be subject to malus, even if they are not subject to long-term objectives. Similarly, Santander can claw back paid incentives in the scenarios and for the period dictated in the group’s malus and clawback policy.
ii) Quantitative metrics and qualitative assessment for 2020
Executive directors’ variable remuneration for 2020 has been based on the corporate centre executives' common bonus pool, which calculation comes from the quantitative and qualitative metrics approved by the board at the beginning of 2020 on the remuneration committee’s recommendation. This also takes into account the input received from the human resources committee, which for these purpose counts on the participation of the senior management in charge of the group's risk, compliance, audit, human resources and general secretariat and financial accounting and control functions, who among others provided input on risk, solvency, liquidity, results' quality and recurrence, and other compliance and control aspects. The quantitative and qualitative results for the bonus pool resulting from the process above, which are considered by the board, upon recommendation from the remunerations committee, are included in the chart below.
It is worth noting that none of the metrics and targets below have been modified in any manner, despite the exceptional crisis circumstances created by the covid-19 pandemic:

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Category and (weight)	Quantitative metrics				Qualitative		Total weighted scoreB
	Metrics	% Achievement over target	Assessment	Weighted assessmentA	Component	Assessment
Customers (20%)	Net Promoter Score (NPS)C	Target: TOP3 in 6 countries. Achieved: TOP3 in 6 countriesD	81.3%	8.13%	Evaluation of the robustness of the governance, culture and management of conduct risk with our clients	+2.15% - Strength in governance, especially in the approval of products, and relevant improvements in remuneration models, while some aspects of culture and management by the first line of defense are still under development.	20.33%
	Number of loyal customersD	Target: 22,719,800 Achieved: 22.838.300	100.5%	10.05%
Risks (10%)	Non-performing loans ratio	% Target: 3.08% % Achieved: 3.21%	95.6%	4.78%	Assessment of the control environment and appropriate management of risk appetite and excesses recognised.	+ 1.45% - Improvement of the control environment, key in managing the risks derived from the health and economic crisis. No relevant non-compliance in risk appetite.	6.23%
	Cost of Credit Ratio (IFRS9)	% Target: 1.02% % Achieved: 1.28%	0.0%	0.00%
Capital (20%)	Capital ratio (CET1)	% Target: 11.90% % Achieved: 12.10%	180.0%	36.00%	Efficient capital management.	+ 3.10% - Reinforced capital ratio and above the target, despite the significant increase in provisions due to the context of the year	39.10%
Return (50%)	Ordinary net profit (ONP)E	Target: €8,243.2 million Result: €4,581.15 millionG	0.0%	0.00%	Suitability of business growth compared to the previous year, considering the market environment and competitors.	+1.83% - Solid and sustainable results despite global crisis context, with focus this year on on new origination and protecting spreads, managing costs in an efficient manner.	5.41%
	RoTE - Return on Tangible Equity	% Target: 11,34% % Achieved: 6.71%G	0.0%	0.00%	Sustainability and solidity of results. Efficient cost management and achievement of efficiency goals.	+ 0.30% - Sustainable growth in a global crisis environment, with more efficient use of capital in term of profitability.
					Progress in the commitments assumed to promote the Group's Responsible Banking agenda and incorporate it into its business strategy (additional indicator in 2020)	+ 3.28% - Progress exceeding forecasts in most of the Group's responsible banking agenda commitments.
Exceptional adjustment		Elements (non-exhaustive) under consideration: macro-economic environment, general control environment, compliance with internal and external regulations, prudent and efficient liquidity and capital planning management.			The underlying business performance resulted in a final bonus calculation of 71.08% of the target bonus. The board of directors, upon recommendation from the remuneration committee, exercised its discretion to reduce this target bonus to 67.32%, which was the original target submitted to the board in December 2020 and resolved that the amount saved would be contributed to the Santander fund set up to support the fight against Covid-19		(3.75)%
TOTAL							67.32%
A.The weighted assessment is the result of multiplying each objective’s assessment by its weighting per category. Each category has same weighting, except as described under Note E below.
B.Result of adding or subtracting the qualitative assessment to/from the weighted assessment.
C.The net promoter core (NPS) measures customers' willingness to recommend Santander. The assessment is based on the number of the group's core markets where Santander’s NPS scores in the top 3, as well as on its performance against competitors. In 2020.
D.The achievement amount is calculated by adding the weight each country where the target is met has over the total of Santander Group clients.
E.For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for transactions the board believes have an impact not connected to the performance of evaluated directors, for which extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur in the year are evaluated. The specific weight of ONP in the total scorecard is 20% and RoTE is 30%.
F.2020 underlying profit attributable to the Group is €5,081 million, but restructuring costs have been applied to it for the purpose of calculating scorecard results, reducing this figure to €4,581 million
G.2020 ordinary RoTE is 7.44%, but restructuring costs have been applied to it for the purpose of calculating scorecard results, reducing this figure to 6.71%.

Annual report 2020	Contents
The following section details the individual variable remuneration approved by the board.
iii) Determination of the individual variable remuneration for executive directors set in 2020
The board approved executive directors’ variable remuneration on the remuneration committee’s recommendation based on the policy mentioned in the paragraphs above and the result of the quantitative metrics and qualitative assessment described above, and taking into account the commitment made by Ana Botín and José Antonio Alvarez on 23 March 2020 to reduce the total on their salary and variable remuneration in 50% described below.
The board also verified that none of the following circumstances have occurred:
•The Group’s ONP1 for 2020 was not more than 50% less than for 2019. Otherwise, variable remuneration would not have been greater than 50% of the benchmark incentive.
•The group’s ONP was not negative. Otherwise, the incentive would have been zero.
The board voted to maintain the same benchmark incentive for Ana Botín and José Antonio Álvarez in 2020 as in 2019.
Variable contributions to pensions were not modified in 2020, so the amounts are the 22% of the 30% of the last three assigned bonus' average.
Voluntary Reduction of Executive Remuneration (Chairman and CEO)
On 23 March 2020, given the health crisis created by the covid-19 pandemic, Ana Botín and José Antonio Álvarez proposed to reduce their 2020 total compensation (salary and bonus) by 50% and use the amounts saved to finance the Santander covid-19 relief fund. This proposal was supported by the remuneration committee and approved by the board of directors.
To achieve the 50% reduction compared to 2019, the board of directors decided to apply an additional adjustment to Ana Botín’s and José Antonio Alvarez’s variable compensation, reducing the variable compensation by 74% in the case of Ana Botín and 79% in the case of José Antonio Álvarez.
Ana Botín’s total salary and bonus for 2019 was EUR 9,688 thousand, with EUR 3,176 thousand salary and EUR 6,512 thousand bonus (of which EUR 4,168 thousand was the sum of immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 2,344 thousand was deferred variable remuneration linked to long-term objectives at face value). Accordingly, the total of her salary and bonus for 2020 has been established at EUR 4,844 thousand, with EUR 3,176 thousand salary and EUR 1,668 thousand bonus (of which EUR 1,068 thousand is the sum immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 600 thousand is deferred variable remuneration linked to long-term objectives at face value).
José Antonio Álvarez’s total salary and bonus for 2019 was EUR 6,893 thousand, with EUR 2,541 thousand salary and EUR 4,352 thousand bonus (of which EUR 2,786 thousand was the sum of immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 1,566 thousand was deferred variable remuneration linked to long-term objectives at face value). Accordingly, the total of his salary and bonus for 2020 has been established at EUR 3,446.5 thousand, with EUR 2,541 thousand salary and EUR 906 thousand bonus (of which EUR 580 thousand is immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 326 thousand is deferred variable remuneration linked to long-term objectives at face value).
The chart below shows the comparison between the amounts received in 2019 and those received in 2020:

	2019			2020			% Var. 2020 vs 2019
	Salary	Bonus	Total	Salary	Bonus	Total
Chairman	3,176	6,512	9,688	3,176	1,668	4,844	(50)%
CEO	2,541	4,352	6,893	2,541	906	3,447	(50)%
Additionally, Ana Botin has made a personal decision to donate the full amount of the cash bonus paid this year for 2020 to Banco Santander's Euros de tu nómina program, through which employees can give up part of their pay to projects sponsored by a group of charities voted for by employees and Banco Santander matches the employees donation, and to Empieza por Educar, the Spanish affiliate of Teach for All.
Breakdown of immediately payable and deferred remuneration
The immediately payable variable remuneration in deferred amounts not contingent on long-term metrics and variable remuneration deferred and contingent on long-term objectives approved by the board of directors, following a proposal by the remuneration committee resulting from the aforementioned process are:
1 For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for transactions the board believes have an impact not connected to the performance of evaluated directors, for which extraordinary profit, corporate transactions, impairments, or accounting or legal adjustments that may occur during the year are evaluated. The exclusion in the calculation for these purposes of goodwill impairments is aligned with the supervisors' criteria on their recommendations on dividend distributions.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Immediately payable and deferred (not linked to long-term objectives) variable remuneration

EUR thousand	2020			2019
	In cash	In shares	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	534	534	1,068	2,084	2,084	4,168
Mr José Antonio Álvarez Álvarez	290	290	580	1,393	1,393	2,786
Mr Rodrigo Echenique Gordillo	—	—	—	640	640	1,280
Total	824	824	1,648	4,117	4,117	8,234
A.    Stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020. Immediate and deferred variable remuneration not contingent on long-term objectives included until he stepped down.
B.    The share amounts in the foregoing table correspond to a total of 307 thousand shares in Banco Santander (1,122 thousand shares in 2019).
The following chart states deferred variable remuneration at fair value, which will only be received in 2024, 2025 and 2026, provided that long-term multi-year targets are met
(see section 6.3 B iv)), beneficiaries continue to be employed at Santander Group, in accordance with the terms approved in the general shareholders' meeting, and no circumstances triggering malus clauses occur2:

Deferred variable remuneration linked to long-term objectives (fair value)

EUR thousand	2020			2019
	In cash	In shares	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	210	210	420	821	821	1,642
Mr José Antonio Álvarez Álvarez	114	114	228	548	548	1,096
Mr Rodrigo Echenique Gordillo	—	—	—	252	252	504
Total	324	324	648	1,621	1,621	3,242
A.Stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020. Variable remuneration contingent on long-term objectives included until he stepped down.
B.The number of shares in the table total 121 thousand shares in Banco Santander (442 thousand shares in 2019).
Fair value has been determined on the grant date based on the valuation report of an independent expert, Willis Towers Watson. Based on the design of the plan for 2020 and success levels of similar plans at peer entities, the expert found a range of 60%-80% reasonable to estimate the initial success ratio. Therefore, fair value was considered to be 70% of the maximum value.
The maximum number of shares to be delivered under the plan (480 thousand shares not adjusted for fair value) is within the limit of 4,283 thousand shares authorised in the annual general meeting on 3 April 2020 for executive directors. This limit was calculated with the weighted average daily volume of weighted average listing prices of Santander shares in the 15 trading sessions prior to the Friday (not inclusive) before 2 February 2021 (the date on which the board approved the 2020 bonus for executive directors), which was EUR 2.685 per share.
iv) Multi-year targets linked to the payment of deferred amounts in 2024, 2025 and 2026
The multi-year targets linked to the payment of the deferred amounts payable in 2024, 2025 and 2026 are:

	Metrics	Weight	Target and compliance scales (metrics ratios)
A	Earnings per share (EPS) growth in 2022 vs 2019	33%
If EPS growth ≥ 15%, then metric ratio is 1.5
If EPS growth ≥ 10% but < 15%, then metric ratio is 1 – 1.5C
If EPS growth ≥ 5% but < 10%, then metric ratio is 0 – 1C
If EPS growth < 5%, then metric ratio is 0

B	Relative Total Shareholder Return (TSR)A in 2020-2022 within a peer group	33%
If ranking of Santander above percentile 66, then metric ratio is 1
If ranking of Santander between percentiles 33 and 66, then ratio is 0 – 1D
If ranking of Santander below percentile 33, then metric ratio is 0

C	Fully loaded target common equity Tier 1 ratio (CET1)B for 2022	33%	If CET1 is ≥ 12%, then metric ratio is 1 If CET1 is ≥ 11% but < 12%, then metric ratio is 0 – 1E If CET1 is < 11%, then metric ratio is 0
A.TSR refers to the difference (%) between the final and initial values of capital invested in ordinary shares of Banco Santander. The final value is calculated based on the dividends or other similar concepts (such as the Santander Scrip Dividend programme) shareholders receive for this investment during the corresponding period -as if they had invested in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders- and the weighted
2 Corresponds to the fair value of the maximum amount to be received over a total of 3 years, subject to continued service -with certain exceptions-, non- applicability of malus clauses and compliance with set goals. Fair value was estimated at the plan award date on account of several scenarios for the variables in the plan during the measurement periods.

Annual report 2020	Contents
average share price at that date. To calculate TSR, the weighted average daily volumes of the weighted average listing prices for the fifteen trading sessions prior to 1 January 2020 (exclusive) is considered (to calculate the initial value) and the fifteen trading sessions prior to 1 January 2023 (exclusive) (to calculate the final value). The peer group consists of BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit.
B.To check success in terms of this objective, possible increases in CET1 resulting from capital increases will be disregarded (except in relation to the Santander Scrip Dividend programme). Furthermore, the CET1 ratio at 31 December 2022 could be adjusted to factor out the impact of any new regulations on its calculation up to that date.
C.Linear increase in the EPS ratio based on the specific EPS growth rate in 2022 in respect of 2019 within this bracket of the scale.
D.Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.
E.Linear increase in the CET1 ratio as a function of the CET1 ratio in 2022 within this bracket of the scale.
To determine the annual amount of the deferred portion linked to objectives corresponding to each board member in 2024, 2025 and 2026, the following formula shall be applied to each of these payments ('Final annuity') without prejudice to any adjustment deriving from the malus clauses:
Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)
where:
•'Amt.' is one third of the variable remuneration amount deferred conditional on performance (i.e. Amt. will be 12% of the total variable pay set in early 2021).
•'A' is the EPS ratio according to the scale in the table above, based on EPS growth in 2022 vs 2019.
•'B' is the TSR ratio according to the scale in the table above, according to the relative performance of Banco Santander’s TSR within its peer group in 2020-2022.
•'C' is the CET1 ratio according to compliance with the CET1 target for 2022 described in the table above.
•In any event, if the result of (1/3 x A + 1/3 x B + 1/3 x C) is greater than 1, the multiplier will be 1.
•v) Malus and clawback
Deferred amounts (whether or not contingent on multi-year targets) will be earned if the beneficiariy continues to work with the group3, and none of the circumstances triggering the malus clause arise before each payment, according to the section on malus and clawback clauses in the remuneration policy.
Similarly, Banco Santander can clawback any paid variable amounts in the scenarios and for the period dictated by the terms and conditions in the said policy.
Variable remuneration for 2020 can be clawed back until the beginning of 2027.
Malus and clawback clauses are triggered if the financial performance of the Banco Santander, a specific division or area, or exposures generated by staff is poor on account of:

Category	Factors
Risk	Significant failures in risk management by Banco Santander, or by a business or risk control unit.
Capital	An increase in capital requirements at the Banco Santander or one of its business units not planned at the time that exposure was generated.
Regulation and internal codes
Regulatory penalties or legal convictions for events that might be attributable to the unit or staff responsible for them. In addition, failure to comply with Banco Santander’s internal codes of conduct.

Conduct
Improper conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.

The application of malus or clawback clauses for executive directors shall be determined by the board of directors, at the proposal of the remuneration committe, and cannot be proposed once the retention period for the final payment in shares under the plan has elapsed in early 2027. Therefore, on the remuneration committee’s recommendation and depending on the level of compliance with the conditions for applying malus clauses, the board determines the specific deferred incentive amount to be paid as well as any amount that could be subject to clawback.
C. Main features of the benefit plans
Executive directors participate in the defined contribution pension scheme created in 2012, which covers contingencies due to retirement, disability and death.
3 When the beneficiary’s relationship with Banco Santander or another group entity terminates because of retirement, early retirement or pre-retirement; a dismissal ruled by the courts to be wrongful; unilateral withdrawal for good cause by an employee (which includes the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules); permanent disability or death; mandatory redundancy; or because an employer other than Banco Santander ceases to belong to Santander Group, the right to receive shares and deferred amounts in cash and any amounts of the deferred amounts in cash adjusted for inflation will remain under the same conditions in force as if none of such circumstances had occurred. In the case of death, the right will pass to the beneficiary’s heirs.
In cases of justified temporary leave due to temporary disability, suspension of contract due to maternity or paternity leave, or leave to care for children or a relative, there will be no change in the beneficiary’s rights. If the beneficiary goes to another group company (even through international assignment and/or expatriation), these rights will likewise not change. If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not mentioned above, the terms of the termination or temporary leave agreement will apply.
None of those circumstances attach the right to receive the deferred amount in advance. If beneficiaries or their heirs maintain the right to receive deferred pay in shares and cash and any deferred amounts in cash adjusted for inflation, it will be delivered within the periods and under the terms dictated by the rules for the plans.
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

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
In the event of pre-retirement and up until the retirement date, executive directors have the right to receive an annual allowance. Ana Botín’s maximum allotment is the sum of her fixed remuneration and 30% of the average of her last three variable remuneration amounts. José Antonio Álvarez’s allotment is his fixed remuneration paid as senior vice president.
According to the 2012 system, contracts for executive directors (and other senior managers) with defined benefit pension obligations were transformed into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement, even if they are not active at Banco Santander at the time, based on contributions to the system. It also replaces their previous right to receive a pension supplement in the event of retirement.
The initial amount for each executive director in the new defined contribution pension scheme corresponded to the market value of the assets for which the provisions for due obligations were recognised when the previous pension commitments had been transferred to the new pension scheme.
Every year since 2013, Banco Santander has been contributing to the pension scheme for executive directors and senior executives in proportion to their pensionable bases until their departure from the group, retirement, death or disability (even during pre-retirement). The pensionable base for executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts (in the event of José Antonio Álvarez’s pre-retirement, it will be his fixed remuneration as a senior executive vice-president). Contributions will be 22% of pensionable bases in all cases.
Pursuant to remuneration regulations, contributions calculated on the basis of variable remuneration are subject to the discretionary pension benefits scheme. Therefore, under the policy, malus and clawback clauses can be enforced on them in place at any given time and during the same period in which variable remuneration is deferred. Furthermore, these contributions must be invested in shares in Banco Santander for five years from the date of the executive director's retirement, or from the date on which executive directors leave the group. Once that period has elapsed, the amount invested in shares will be paid to them or their beneficiaries if some contingency covered by the pension scheme was happened or will be added to the remainder of their cumulative balance until their retirement age when the total amount will be paid.
The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The economic rights of the directors previously mentioned belong to them even if they are not active at Banco Santander at the time of their retirement, death or disability. Their contracts do not stipulate any severance payment outside the extent of the law for termination of contract or the aforementioned annual allowance for pre-retirement.
Pursuant to the director's remuneration policy approved at the annual general meeting on 23 March 2018, the system contributes 22% of the respective pensionable base.
The provisions recognised in 2020 for retirement pensions a amounted to 2,019 thousand euros (2,003 thousand euros in 2019), as broken down below.

EUR thousand	2020	2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,155	1,145
Mr José Antonio Álvarez Álvarez	864	858
Total	2,019	2,003
These are the amounts corresponding to each executive director as of 31 December 2020 and 2019 in the pension scheme:

EUR thousand	2020	2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	49,444	48,104
Mr José Antonio Álvarez Álvarez	18,082	17,404
Mr Rodrigo Echenique Gordillo	—	13,268
Total	67,526	78,776
A.Rodrigo Echenique has not participated in the defined contribution pension scheme described in the preceding paragraphs. However, for reference purposes, this year’s table details his rights before he was named an executive director. Rodrigo Echenique's accrued obligation as of December 2020 is zero, since he received the benefit in the form of capital in 2020. Therefore, there is no pending commitment in this regard in respect of Rodrigo Echenique.
D. Other remuneration
Santander Group also takes out insurance policies for life, health and other contingencies for its executive directors. This other remuneration component includes the fixed supplement approved for Ana Botín and José Antonio Álvarez to replace the supplementary benefits from the pension scheme eliminated in 2018, in addition to the cost for insuring death or disability until they retire. Executive directors are also covered under the group’s civil liability insurance policy.
Rodrigo Echenique received 1,800 thousand euros as first payment for his compensation for his two-year non-compete commitment from the date he stepped down as executive director (30 April 2019). In May 2020 he received the same amount for the payment that was pending in connection with this commitment.
Note 5 to the group’s consolidated financial statements describes other benefits received by executive directors in detail.
E. Shareholdings
In 2016, on the remuneration committee’s recommendation, the board of directors approved a shareholding policy to better align executive directors with shareholders’ long-term interests.
According to this policy, in addition to the executive directors’ commitment to maintaining a significant holding of shares in the group for as long as they have their role, executive directors active on 1 January 2016 would have five years to demonstrate that their personal assets include shares in Banco Santander that amount to twice their nett annual salary on that date. Executive directors have complied with this policy.

Annual report 2020	Contents
Likewise, in addition to the regulatory obligation for executive directors not to sell the shares they receive as remuneration for a year from their award, which is included in the shareholding policy, and will apply to all cases, this policy has also been updated to include the obligation for executive directors not to sell the shares they receive as remuneration for a period of three years from their award date, unless the executive director already holds Banco Santander shares for an amount equivalent to twice his/her fix annual remuneration.
F. Remuneration of Sergio Rial in Santander Brasil
Sergio Rial has received the following remuneration In his role as CEO of Santander Brasil:

2020	BRL thousand	EUR thousand
Base salary	12,645	2,175
Other fixed benefits	39	7
Pensions	5,041	867
Variable remuneration	30,240	5,201
Total	47,965	8,250
His variable remuneration is subject to the same policy principles, deferrals, multi year targets linked to the payment of deferred amounts and malus and clawback principles described in B herein, though referred to the subsidiary where he is the CEO.
G. Remuneration of board members as representatives of Banco Santander
The executive committee has resolved that the remuneration received by directors who represent Banco Santander on boards of companies where it owns equity and were appointed after 18 March 2002 will accrue to the group. No executive director received remuneration for this type of representation in 2020 or 2019.
However, in 2020 Alvaro Cardoso de Souza was paid BRL 1,947 thousand (EUR 335 thousand) as non-executive chairman of Banco Santander Brasil, S.A., Homaira Akbari was paid USD 190 thousand (EUR 156 thousand) as member of the board of Santander Consumer USA (SCUSA) and EUR 17,200 as member of the Board of PagoNxt), and Henrique Manuel Drummond Borges Cirne de Castro and Ramón Martín Chávez Márquez were each paid the same EUR 17,200 as members of the board of PagoNxt.
Likewise, Luis Isasi was paid EUR 740 thousand as chairman of the board of Santander Spain (amount included in the chart below as "other remuneration" as it is paid by Banco Santander, S.A.)
H. Individual remuneration of directors for all items in 2020
Below is a breakdown of each director’s short-term salary (payable immediately) and deferred remuneration not based on long-term performance for 2020 and 2019. Note 5 to the group’s consolidated financial statements contains disclosures on shares delivered in 2020 under the deferred remuneration schemes of previous years where conditions for their delivery were met in the related years.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

	EUR thousand
Directors	2020									2019
	Bylaw-stipulated emoluments		Salary and bonus of executive directors						Total	Total
	Board and board committees annual allotment	Board and committee attendance fees	Fixed Salary	Immediate payment bonus (50% in shares)	Deferred payment bonus (50% in shares)	Total	Pension Contribution	Other remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	234	55	3,176	667	400	4,243	1,155	1,131	6,818	9,954
Mr José Antonio Álvarez Álvarez	221	49	2,541	362	217	3,120	864	1,764	6,018	8,270
Mr Bruce Carnegie-Brown	513	82	—	—	—	—	—	—	595	700
Ms Homaira Akbari	123	79	—	—	—	—	—	—	202	226
Mr Francisco Javier Botín-Sanz de Sautuola y O’SheaA	77	45	—	—	—	—	—	—	122	137
Mr Álvaro Antonio Cardoso de SouzaB	183	60	—	—	—	—	—	—	243	276
Mr Ramón Martín Chávez MárquezC	22	15	—	—	—	—	—	—	37	—
Ms Sol Daurella Comadrán	132	82	—	—	—	—	—	—	214	240
Mr Henrique Manuel Drummond Borges Cirne de CastroD	132	85	—	—	—	—	—	—	217	86
Ms Gina Díez BarrosoE	2	2	—	—	—	—	—	—	4	—
Mr Luis Isasi Fernández de BobadillaF	160	43	—	—	—	—	—	740	943	—
Mr Ramiro Mato García-Ansorena	344	86	—	—	—	—	—	—	430	500
Mr Sergio RialG	42	21	—	—	—	—	—	—	63	—
Ms Belén Romana García	323	94	—	—	—	—	—	—	417	525
Mrs Pamela Ann WalkdenH	148	66	—	—	—	—	—	—	214	34
Mr Rodrigo Echenique GordilloI	95	60	—	—	—	—	—	1,800	1,955	4,874
Mr Ignacio Benjumea Cabeza de VacaJ	130	43	—	—	—	—	—	102	275	524
Mr Guillermo de la Dehesa RomeroK	80	28	—	—	—	—	—	—	108	399
Ms Esther Giménez-Salinas i ColomerL	120	71	—	—	—	—	—	—	191	228
Mr Carlos Fernández GonzálezM	—	—	—	—	—	—	—	—	—	214
Total 2020	3,081	1,066	5,717	1,029	617	7,363	2,019	5,537	19,066	—
Total 2019	3,770	1,094	6,317	5,146	3,087	14,550	2,003	5,770	—	27,187
A.All amounts received were reimbursed to Fundación Botín.
B. Director since 1 April 2018.
C. Director since 27 October 2020.
D. Director since 17 July 2019.
E. Director since 22 December 2020.
F. Director since 19 May 2020
G. Executive director since 30 May 2020
H. Director since 29 October 2019.
I.Stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020
J. Stepped down as director on 5 May 2020.
K. Stepped down as director on 3 April 2020.
L. Stepped down as director on 27 October 2020.
M. Stepped down as director on 28 October 2019.
The following table provides each executive director’s salary contingent on multi-year targets. It is only paid if they remain active in the group, malus clauses do not apply and set multi-year targets (or their minimum thresholds, with the corresponding deduction arranged at the end of the year) are achieved.

	EUR thousand
	2020	2019
	(50% in shares)A	(50% in shares)A
Ms Ana Botín-Sanz de Sautuola y O’Shea	420	1,642
Mr José Antonio Álvarez Álvarez	228	1,096
Mr Rodrigo Echenique GordilloB	—	504
Total	648	3,242
A.Fair value of the maximum amount receivable over a total of 3 years (2024, 2025 and 2026), which was estimated when the plan was granted, based on several scenarios relating to variables in the plan during the measurement periods.
B.Stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020.

Annual report 2020	Contents
I. Ratio of variable to fixed pay components in 2020
At the April 2020 AGM, shareholders approved a maximum ratio of 200% of variable to fixed components in executive directors’ pay.
The table below shows the ratio of variable components to fixed components for each executive director’s total pay in 2020. This ratio decreased by 90 p.p. for Ana Botín and by 66 p.p. for José Antonio Álvarez in respect of 2019 owing to the decrease in their variable pay mentioned in subsection B.iii.

Executive directors	Variable Components / fixed components (%)
Ms Ana Botín-Sanz de Sautuola y O’Shea	40%
Mr José Antonio Álvarez Álvarez	24%
Mr Sergio Rial	167%
For these purposes:
•Variable components include all items of this nature, such as any contributions to the pension scheme calculated on directors’ variable pay.
•Fixed components consist of the other items each director receives for executive duties, including contributions to pension schemes calculated on the basis of fixed remuneration and other benefits, as well as all bylaw-stipulated emoluments that the director is entitled to receive in his or her capacity as such.
J. Comparative analysis of directors' remuneration, company performance and average remuneration of employees
This chart summarises directors’ compensation (short-term remuneration, deferred variable remuneration and/or deferred variable remuneration linked to multi-year targets) for executive duties in relation to underlying attributable profit.

Ratio of executive directors’ total remuneration to underlying attributable profit
The following chart shows the comparative analysis between the directors' remuneration, the company performance (underlying profit attributable to the Group, Ordinary ROTE) and the average remuneration of Santander employees in the last 5 years:

Directors' remuneration[1]	2020	2019	2018	2017	2016
• Executive Directors
Ms Ana Botín-Sanz de Sautuola y O’Shea	6,818	9,954	10,483	10,582	9,800
Mr José Antonio Álvarez Álvarez	6,018	8,270	8,645	8,893	8,255
Mr Sergio RialA	63	—	—	—	—
• Non-Executive Directors[2]
Mr Bruce Carnegie-Brown	595	700	732	731	721
Mr Francisco Javier Botín-Sanz de Sautuola y O’SheaB	122	137	121	124	115
Ms Sol Daurella Comadrán	214	240	215	207	191
Ms Belén Romana GarcíaC	417	525	414	297	219
Ms Homaira AkbariD	202	226	199	159	32
Mr Ramiro Mato García-AnsorenaE	430	500	450	36	—
Mr Álvaro Cardoso de SouzaF	243	276	148	—	—
Mr Henrique Manuel Drummond Borges Cirne de CastroG	217	86	—	—	—
Mrs Pamela Ann WalkdenH	214	34	—	—	—
Mr Luis Isasi Fernández de BobadillaI	943	—	—	—	—
Mr Ramón Martín Chávez MárquezJ	37	—	—	—	—
Ms Gina Díez BarrosoK	4	—	—	—	—
Company’s performance
Underlying profit attributable to the Group	5.081	8.252	8.064	7.516	6.621
Ordinary RoTE	7,44%	11,79%	12,08%	11,82%	11,08%
Employees' average remuneration	43.867	43.262	41.522	40.519	n.a.
1. Deferred variable remuneration linked to long-term objectives not included. 2. Non-executive directors' remuneration fluctuations are caused by joining or leaving the Board of Directors and the difference in the amount of meetings they assist during the year. Hence there is no correlation between their remuneration and the company performance. A. Executive director since 30 May 2020. B. All amounts received were reimbursed to Fundación Botín. C. Director since 22 December 2015. D. Director since 27 September 2016. E. Director since 28 November 2017. F. Director since 23 March 2018. G. Director since 17 July 2019. H. Director since 29 Octobre 2019. I. Director since 19 May 2020. J. Director since 27 October 2020. K.Director since 22 December 2020.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
J. Summary of link between risk, performance and remuneration
Banco Santander's remuneration policy and its application in 2020 have promoted sound and effective risk management while the fulfilment of business objectives.
The key elements of the remuneration policy for executive directors making alignment between risk, performance and reward in 2020 were as follows:

Key words	Aspect aligning risk, performance and remuneration
Metrics balance	The balance of quantitative metrics and qualitative assessments, including customer, risk, capital and profitability in relation to risk, used to determine the executive directors’ variable remuneration.
Financial thresholds
The adjustment to variable remuneration if certain financial thresholds are not reached, which may limit the variable remuneration to 50% of the previous year's amount or lead to it not being awarded at all.

Long-term objectives	The long-term objectives linked to the last three portions of the deferred variable remuneration. These objectives are directly associated with return to shareholders relative to a peer group, earnings per share and maintaining a sound capital base.
Individual performance	The discretion of the board to consider the performance of each executive director in the award of their individual variable remuneration.
Variable remuneration cap	200% of fixed remuneration.
Control functions involvement	The work undertaken by the human resources committee aided by senior managers Control functions leading control functions in relation to the analysis of quantitative metrics information and undertaking qualitative analysis.
Malus and clawback	Malus can be applied to unvested deferred pay and clawback can be applied to vested or paid compensation under the conditions dictated by the group’s remuneration policy.
Payment in shares	At least 50% of variable pay is in shares withheld for a period of time upon delivery.

6.4 Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote
Remuneration policy principles and remuneration system
A. Directors’ remuneration in their capacity as such
Director’s remuneration is regulated by article 58 of the Banco Santander’s bylaws and article 33 of the Rules and regulations of the board of directors. For 2021, 2022 and 2023, no changes to the principles and composition of directors’ remuneration for supervisory and collective decision-making duties are planned with respect of those in 2020. They are described in sections 6.1 and 6.2.
B. Executive directors' remuneration
Executive directors are entitled to be paid the remuneration (e.g., salaries, incentives, bonuses, severance payments for early termination from such duties, and amounts to be paid by Banco Santander for insurance premiums or contributions to savings schemes) deemed appropriate for performing executive functions following a proposal from the remunerations committee and by resolution of the board of directors, subject to the limits set by law. For 2021, 2022 and 2023, no changes to the principles of executive directors’ remuneration for executive duties are planned. They are described in sections 6.1 and 6.3.
Every year, Banco Santander conducts a comparative analysis of total compensation for executive directors and other senior executives. For 2021, the analysis will consist of a 'peer group' made up by BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit.
Directors’ remuneration for 2021
A. Directors remuneration in their capacity as such
In 2021, directors, in their capacity as such, will receive remuneration for supervisory and collective decision-making duties for a total of up to 6 million euros as authorised by the shareholders at the April 2020 AGM (which will again be put to a vote at the 2021 AGM). It consists of:
•annual allocation; and
•attendance fees.
The amounts agreed for 2021 are the same as those initially established for 2020 disclosed in section 6.2.B and C above, with the exception of the IT and innovation committee, whose members will receive an annual allotment of EUR 25,000, with an additional EUR 70,000 in the case of its chairman, and the same attendance fees as other committees (with the exception of the executive committee, the audit committee and the risk supervision, regulation and compliance committee).
The specific amounts and the form of payment are determined by the board of directors in the manner described in section 6.2 above, based on the objective circumstances of each director.
As per the description of the director remuneration system, Banco Santander will pay the premium for the civil liability insurance of its directors in 2021, which it took out under customary market terms and proportionally to the circumstances of Banco Santander.

Annual report 2020	Contents
B. Executive directors' remuneration for the performance of executive duties
i) Fixed remuneration components
A) Gross annual salary
On the remuneration committee’s recommendation, the board resolved that Ana Botín and José Antonio Álvarez’s gross annual salaries would be the same for 2021 as in 2020. Their gross annual salary amounts could increase owing to adjustments made to the fixed remuneration mix based on standards approved by the remuneration committee, as long as it will not increase the group’s costs.
As regional head for South America, Sergio Rial will receive, subject to the approval of the 2021 AGM, a gross annual salary amount of EUR 750 thousand.
B) Other fixed remuneration components
•Benefit systems: defined contribution schemes as set out in section 'Pre-retirement and benefit schemes'.
•Supplement to fixed salary: Ana Botín will receive EUR 525,000 and José Antonio Álvarez, EUR 710,000 as a supplement to their fixed pay in 2021. This had been approved in 2018 when the supplementary death and disability pension schemes were eliminated.
•Social welfare benefits: executive directors will also receive social welfare benefits such as life insurance premiums, medical insurance and the allocation of remuneration to employee loans, in accordance with Banco Santander’s general policy for senior management, and in the same terms as the rest of employees. Additional information can be found under the 'Pre-retirement and benefit plans' section.
ii) Variable remuneration components
The board approved the policy on executive directors’ variable remuneration for 2021 on the remuneration committee recommendation, based on the remuneration policy principles described under section 6.3.
In the case of Sergio Rial, although it is not expected that he will receive any variable remuneration from Banco Santander, S.A. in 2021, the same principles apply to his variable remuneration in Santander Brasil, though referred to the metrics and targets for the region and country where he carries out his executive duties.
Executive directors’ variable remuneration consists of a single incentive scheme, linked to the achievement of short-and long-term objectives. It is structured as follows:
•The final amount of variable remuneration will be set at the start of the following year (2022) based on the benchmark amount and subject to compliance with the annual objectives described under section B) below.
•40% of the incentive will be paid immediately once the final amount has been set, and 60% will be deferred in equal parts paid out over five years and subject to long-term metrics:
•The amount deferred over the first two years (24% of the total) will be paid in 2023 and 2024 on the condition that no malus clauses described under section 6.3 B vi) are triggered.
•The amount deferred over the next three years (36% of the total) will be paid in 2025, 2026 and 2027, on the condition that no malus clauses are triggered and long-term targets –described in section D) Deferred incentive subject to long-term performance objectives– are met.
The Group can claw back incentives already paid in the cases and during the term set out in its malus and clawback policy, described under section 6.3 B vi).
Exceptionally, when a new executive director joins Banco Santander, his/her variable pay may include a sign-on bonus and/or buyouts.
Variable components in executive directors’ total remuneration for 2021 cannot exceed the limit of 200% of fixed components, submitted for approval to the 2021 AGM. However, under EU regulations on remuneration, certain variable components can excluded.
A. Variable remuneration benchmark
Variable remuneration for executive directors in 2021 will be set based on a standard benchmark contingent upon the full achievement of set targets. The board of directors may revise the variable pay benchmark on the remuneration committee’s recommendation and following market and internal contribution criteria.
B. Setting of final variable remuneration based on yearly results
Based on that standard benchmark, 2021 variable remuneration for executive directors will be based on the corporate bonus pool, and set according to:
•A set of short-term quantitative metrics measured against annual objectives.
•A qualitative assessment that cannot raise or lower the quantitative result by more than 25%.
•An exceptional adjustment that must be supported by duly substantiated evidence and may involve changes owing to control and/or risk defficiencies, negative assessments from supervisors or unexpected material events.
In an effort to further simplify the executive compensation framework, upon recommendation from the remuneration committee, the board of directors has approved a simplification of the metrics based on yearly results, which number has been reduced from the seven metrics used in 2020 and previous years to four.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The scorecard below provides the detailed quantitative metrics, qualitative assessment factors and weightings:

Category and weighting	Quantitative metrics	Qualitative assessment
Customers (20%)	NPSA	Accomplishment of objectives in the rules on risk conduct with customers.
Shareholders (80%)	Risks - Cost of Credit Ratio (10%)	Appropriate management of risk appetite and excesses recognised. Adequate management of operational risk.
	Capital - Capital Ratio (CET1)(20%) B	Efficient capital management
Return - RoTE: return on tangible equityB (50%)
Suitable business growth in respect of the previous year, considering the market and competitors.

Sustainable and robust earnings.
Progress against the 11 public commitments for responsible banking included in the responsible banking report.
Efficient cost management and achievement of efficiency goals.

A.    Net promoter score.
B.For this purpose, these metrics may be adjusted upwards or downwards by the board,following a proposal from the remuneration committee, when inorganic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as impairments, legal changes or restructuring procedures) have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact not related to the performance of the executive directors and executives being evaluated.

Lastly, as additional conditions for determining the incentive, the following circumstances must be confirmed to set variable pay:
•If the group’s ONP for 2021 were 50% less than in 2020, variable pay would in no case exceed 50% of the benchmark incentive for 2021.
•If the group’s ONP were negative, the incentive would be zero.
When setting individual bonuses, the board will also consider restrictions to the dividend policy imposed by supervisors.
C) Forms of payment of the incentive
Variable remuneration is 50% in cash and 50% in shares. One portion is paid in 2022 and the other is deferred for five years and subject to long-term metrics:
a)40% of variable pay is paid in 2022, net of tax, with half in cash and half in shares.
b)60% paid, if applicable, in five equal parts in 2023, 2024, 2025, 2026 and 2027, net of tax, with half in cash and half in shares, under the conditions stipulated in section D).
The final three payments will also be subject to long-term objectives described in section D) below.
The portion paid in shares cannot be sold until one year has elapsed since they were delivered.
D) Deferred variable pay subject to long-term objectives
As indicated above, the amounts deferred in 2025, 2026 and 2027 will be paid on the condition that the group achieves its long-term targets for 2021-2023, in addition to the terms described in section E).
The long term metrics and related targets are:
a.Banco Santander’s consolidated underlying EPS growth target in 2023 vs 2020. The EPS ratio for this target is obtained as follows:

EPS growth in 2023
(% vs. 2020)	‘EPS Ratio'
≥ 125%	1.5
≥ 100% but < 125%	1 – 1.5A
≥ 70% but < 100%	0 - 1A
< 70%	0
A.Straight-line increase in the EPS ratio based on the underlying EPS growth rate in 2023 in respect of 2020 within this bracket of the scale.

To verify compliance with this objective, the board, following a proposal from the remuneration committee, may adjust it to remove the effects of any regulatory change to its calculation rules or any extraordinary circumstances (such as impairments, corporate transactions or restructuring procedures) that have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact not related to the performance of the executive directors and executives being evaluated.
(b)Relative performance of Banco Santander's total shareholder return (TSR) in 2021-2023 in respect of the weighted TSR of a peer group comprising 9 credit institutions, with the appropriate TSR ratio based on the group’s TSR among its peers.

Ranking of Santander TSR	'TRS Ratio'
Above the 66th percentile	1
Between the 33rd and 66th percentile (both inclusive)	0 – 1A
Below the 33rd percentile	0
A.Increase in the TSR ratio proportional to the number of positions moved up in the ranking.
TSR measures the return on shareholders’ investment. It is the sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) shareholders can receive during the period.
The peer group comprises the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.

Annual report 2020	Contents
(c)Compliance with the Santander Group’s consolidated fully loaded target common equity tier 1 ratio (CET1) for 2023. The CET1 ratio relating to this target is obtained as described below:

CET1 in 2023	CET1 ratio
≥ 12%	1
≥ 11% pero < 12%	0 – 1A
< 11%	0
A.    Linear increase in the CET1 ratio based on the CET1 ratio for 2022 within this range of the scale.

To verify compliance with this objective, the CET1 ratio deriving from share capital increases (other than those implemented under the Santander Dividendo Elección scrip dividend scheme) will be disregarded. Moreover, the CET1 ratio at 31 December 2023 may be adjusted by the board, following a proposal of the remuneration committee, to remove the effects of any regulatory change to its calculation rules or any extraordinary circumstance (such as impairments, corporate transactions or restructuring procedures) not related to the performance of the executive directors and executives being evaluated, that may arise in relation to its calculation until such date.
The following formula will be used to set the annual amount of performance-based deferred variable remuneration in 2025, 2026 and 2027 ('Final annuity'), without prejudice to any adjustment deriving from the application of the malus policy (see section 6.3 B vi):
Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)
where:
•'Amt.' is one third of variable remuneration deferred conditional on performance (i.e. Amt. will be 12% of the total incentive set in early 2022).
•'A' is the EPS ratio according to the scale in the table above, based on EPS growth in 2023 vs 2020.
•'B' is the TSR ratio according to the scale in the table above, according to the relative performance of Banco Santander’s TSR within its peer group in 2021-2023.
•'C' is the CET1 ratio according to compliance with the CET1 target for 2023 described in section (c) above.
•In any event, if the result of (1/3 x A + 1/3 x B + 1/3 x C) is greater than 1, the multiplier will be 1.
The estimated maximum amount to be delivered in shares to executive directors is 11.5 million euros.
E) Other terms of the incentive
Directors will be paid deferred amounts (including those linked to long-term targets) if they remain in the group and none of the circumstances triggering malus clauses arise (as per the malus and clawback section in the group’s remuneration policy) under terms similar to those indicated for 2020. Furthermore, the group can claw back paid incentives under the scenarios, period and terms and conditions set out in the remuneration policy.
Hedging Santander shares received during the retention and deferral periods is expressly prohibited.
The effect of inflation on the deferred amounts in cash may be offset.
Selling shares is also prohibited for at least one year since they are received.
The remuneration committee may propose to the board adjustments in variable remuneration under exceptional circumstances owing to internal or external factors, such as requirements, orders or recommendations issued by regulatory or supervisory bodies. Such adjustments will be described in detail in the report on the remuneration committee and the annual report on directors’ remuneration put to a non-binding vote at the annual general meeting.
iv. Shareholdings
As described in section 6.3.E, in addition to the regulatory obligation not to sell shares they receive as remuneration for a year since from their award date, in order to comply with recommendation 62 of the Spanish Corporate Governance Code, the policy on shareholdings has been updated to include the obligation for executive directors not to sell the shares they receive as variable remuneration for a period of three years from their award date, unless the executive director already holds Banco Santander shares for an amount equivalent to twice his/her annual salary.
v. Principle of equal pay
Executive directors, as well as any other Santander employee, are subject to the principle of equal pay included in Santander Group's Remuneration Policy, which does not allow for any kind of discrimination, and fosters for remuneration management to assure equal pay for men and women.
Directors’ remuneration for 2022 and 2023
A. Directors’ remuneration
For 2022 and 2023, no changes to directors’ remuneration are planned in respect of the remuneration described for 2021, although shareholders at the 2022 or 2023 annual general meeting could approve an amount higher than the six million euros currently in force, or the board could approve an alternative allocation of that amount to directors.
B. Directors' remuneration for the performance of executive duties
Executive directors’ remuneration will conform to principles similar to those applied in 2021, with the following changes.
i. Fixed components of remuneration
A. Gross annual salary
Executive directors’ annual gross fixed pay may be adjusted each year based on the criteria approved by the remuneration committee at any given time. For 2022 and 2023, it may not increase above 5% of their annual gross salary in the previous year. It could also increase owing to adjustments made to the fixed remuneration mix based on standards approved by the remuneration committee, as long as it will not increase the Group’s costs.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The 5% increase mentioned above may be higher for one or several directors provided that, when applying the rules or requirements or supervisory recommendations that may be applicable, and if so proposed by the remuneration committee, it is appropriate to adjust their remuneration mix and, in particular, their variable remuneration, in view of the functions they perform
This should not increase executive directors’ total remuneration. Otherwise, it must be disclosed in the report on the remuneration committee and the annual report on director's remuneration put to a non-binding vote at annual general meeting.
B) Other fixed remuneration components
No changes planned in respect of the terms for 2021.
ii) Variable remuneration components
The policy on executive directors’ variable remuneration for 2022 and 2023 will be based on the same principles as in 2021, following the same single-incentive scheme described above, and subject to the same rules of operation and limitations.
A) Setting variable remuneration
Executive directors’ variable remuneration for 2022 and 2023 will be set based on the corporate bonus pool and a benchmark approved for each year which takes into account:
•a set of short-term quantitative metrics measured against annual objectives and aligned with the group’s strategic plan. These metrics will also cover, at least, shareholder return targets, capital and customers. They can be measured at group level and, where applicable, at division level, for a specific business division headed by an executive director. The results of each metric can be contrasted with the budget for the financial year, as well as with growth from the previous year.
•a qualitative assessment that cannot raise or lower the quantitative result by more than 25%. It will be conducted for the same categories as the quantitative metrics, including shareholder returns, risk and capital management and customers.
•an exceptional adjustment that must be duly substantiated and may involve changes owing to control and/or risk shortfalls, negative assessments from supervisors or unexpected material events.
The quantitative metrics, qualitative assessment and potential extraordinary adjustments will ensure main objectives are considered from the perspective of the various stakeholders and that the importance of risk and capital management is factored in.
Once the corporate bonus pool is fixed according to the criteria above, the board of directors, further to a proposal from the remunerations committee, decides on the individual bonus, taking into consideration the level of achievement of their individual objectives, which in general terms coincide with the bonus pool metrics (60%) and their compliance with corporate values (40%).
Lastly, the following circumstances must be confirmed to set variable remuneration:
•If ONP does not reach a certain compliance threshold, the incentive cannot exceed 50% of the year’s incentive benchmark.
•If the group’s ONP were negative, the incentive would be zero.
•When setting individual variable pay, the board will also consider restrictions to the dividend policy imposed by supervisors.
B. Forms of payment of the incentive
No changes to pay forms are planned in respect of the terms in place for 2021.
C. Deferred variable remuneration subject to long-term objectives
The last three annual payments of each deferred variable remuneration amount will be made in accordance with the terms described under section E) above and if the group fulfils long-term objectives for at least three years. This may only confirm or reduce payment amounts and number of deferred shares.
Long-term metrics will, at least, cover value creation and shareholder returns as well as capital and sustainability over a minimum period of three years. They will be aligned with the group’s strategic plan and main priorities towards its stakeholders. They can be measured for the entire group or by country or business, when appropriate, and subsequently compared to a group of peers.
The portion paid in shares cannot be sold until one year has elapsed since they were delivered.
D. Other terms of the incentive
No changes to the continuity, malus and clawback clauses of the remuneration policy for 2021 described in section E are expected. Furthermore, no changes are planned in respect of the clauses on hedging shares or the deferred amounts in cash adjusted for inflation.
iii) Shareholdings
The policy on shareholdings approved in 2016, with the amendment introduced in 2020 relating to not selling the shares they receive as variable remuneration for a period of three years detailed in section 6.3.E above will apply in 2022 and 2023, unless the remuneration committee proposes it be amended to the board in light of exceptional circumstances (regulations, orders or recommendations from regulators or supervisors). Such amendments would be described in detail in the report on the remuneration committee and the annual report on director’s remuneration put to a non-binding vote at the annual general meeting.
iv) Principle of equal pay
The same principle of equal pay that applies for executive directors and any other Santander employee described in respect of 2021 applies for 2022 and 2023.
Terms and conditions of executive directors’ contracts
Executive directors’ terms of service are governed by board-approved contracts they sign with Banco Santander. The basic terms and conditions, besides those relating to the

Annual report 2020	Contents
remuneration mentioned above, are the ones described herebelow.
A. Exclusivity and non-competition
Executive directors may not contract with other companies or entities to perform services, unless expressly authorised by the board of directors. In all cases, they are bound by a duty of non-competition in relation to companies and activities similar in nature to Banco Santander and its consolidated group.
In addition, executive director contracts impose prohibitions on competing and attracting customers, employees and suppliers, which can be enforced for two years after their termination in their executive duties for reasons other than a breach by Banco Santander. In regard to Ana Botín and José Antonio Álvarez, the compensation to be paid by Banco Santander for this duty of non-competition is 80% of the fixed remuneration, 40% payable on termination of the contract and 60% at the end of the two-year period for Ms Ana Botín and Mr José Antonio Álvarez.
However, it is envisaged that in 2021, subject to approval at the 2021 AGM, their contracts shall be amended so that the compensation for the duty of non-competition shall be twice the amount of the fixed remuneration.
B. Code of Conduct
Executive directors are obliged to adhere strictly to the group’s General Code and the Code of Conduct in Securities Markets, especially in terms of confidentiality, professional ethics and conflicts of interest.
C. Termination
The length of executive directors' contract
s is indefinite. Contracts do not provide for any severance payment upon termination apart from what the law provides.
If Ana Botín’s contract is terminated by Banco Santander, she must remain available to the group for four months in order to ensure proper transition (6 months from the moment pre-retirement provisions are taken out). During this period, she would continue to receive her gross annual salary.
D. Pre-retirement and benefit plans
The board of directors has approved, subject to the condition that the remuneration policy be approved at the annual general shareholders' meeting, an amendment to the contracts of the executive directors whereby:
•Ana Botín ceases to have the right to pre-retire if she leaves Banco Santander out of her own volition, keeping this right in case of termination by Banco Santander until 31 August 2022. After this date, she does not have the right to pre-retire. While she keeps this right she will be entitled to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of her last variable remuneration, to a maximum of three. This allotment is subject to the malus and clawback provisions in place for a period of five years.
•José Antonio Álvarez ceases to have the right to pre-retire in case of termination of his contract.
They both participate in the defined contribution scheme created in 2012, which covers the contingencies of retirement, disability and death. Banco Santander makes annual contributions to executive directors’ benefit plans schemes. Annual contributions are calculated in proportion to executive directors’ pensionable bases, and the group will continue to make them until the executive directors’ leave the group or until their early retirement within the group, their death or disability (including during pre-retirement). The pensionable base of executive directors’ annual contributions is their fixed remuneration plus 30% of the average of their last three variable remuneration amounts. Contributions will be 22% of pensionable bases.
The pension amount that corresponds to contributions linked to variable remuneration will be invested in Santander shares for five years from the earlier of the date of retirement or cessation. It will be paid in cash after the five years have elapsed or on the retirement date (if later). Moreover, the malus and clawback clauses for variable remuneration contributions will apply for the same period as the related bonus or incentive.
This benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. Executive directors’ economic rights under the scheme belong to them even if they are not active in the group at the time of their retirement, death or disability. Their contracts do not provide for any severance pay upon termination apart from what the law provides and in the case of pre-retirement, the aforementioned annual allotment.
E.  Insurance and other remuneration and benefits in kind
Ana Botín and José Antonio Álvarez will receive the supplement to their fixed remuneration approved when the supplementary life and health benefits were eliminated in 2018. It will be paid in 2021, 2022 and 2023 in the same amount and continue to be paid until they reach retirement age (even if they are still active).
The group has life and health insurance policies taken out for directors. Insurance premiums for 2021 include standard life insurance and the life insurance cover with the supplement to their fixed remuneration mentioned above. In 2022 and 2023, premiums could vary if directors’ fixed pay or actuarial circumstances change.
Furthermore, executive directors are covered by Banco Santander’s civil liability insurance policy and may receive other benefits in kind (such as employee loans) pursuant to the group’s general policy and subject to the corresponding tax treatment.
F. Confidentiality and return of documents
Directors are bound to a strict duty of confidentiality during their relationship and subsequent to termination. Executive directors are required to return any documents and items relating to their activities and in their possession to Banco Santander.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
G. Other terms and conditions
Executive directors’ contracts stipulate the following notice periods:

	By decision of the Banco Santander (months)	By decision of the director (months)
Ms Ana Botin-Sanz de Sautuola y O’Shea	6*	4
Mr José Antonio Álvarez Álvarez	6	—
* From the moment she ceases to have the right to pre-retire
Contracts do not provide pay in lieu of notice clauses.
Terms and conditions of Sergio Rial's contracts
The contract between Sergio Rial and Banco Santander, S.A. for his role as Santander Regional Head of South America, whose EUR 750 thousand remuneration is being submitted to the approval of the 2021 AGM as part of this remuneration policy, includes his confirmation that this role is compatible with his role as CEO and vice-president of Santander Brasil, and is subject to an indefinite term, and to customary exclusivity and non-competition, code of conduct, termination (without including any payment for termination) and confidentiality and return of documents conditions.
Likewise, the terms and conditions of the remuneration he receives in his condition as CEO and vicechairman of Santander Brasil are fixed by this subsidiary, in accordance with Group policies, the subsidiary's policies, and applicable local regulations.
Appointment of new executive directors
The components of remuneration and basic structure of the agreements described in this remunerations policy will apply to any new director that is given executive functions at Banco Santander, notwithstanding the possibility of amending specific terms of agreements so that, overall, they contain conditions similar to those previously described.
Directors’ total remuneration for executive duties cannot exceed the highest remuneration received by the group’s current executive directors under the remuneration policy approved by shareholders. The same rules apply if a director assumes new duties or becomes an executive director.
If a director takes up executive functions in a specific division or local unit, the board of directors, on the remuneration committee's recommendation, can adapt the metrics for setting and paying incentives to take that division or local unit into account in addition to the group.
Remuneration paid to directors in that capacity will be included within the maximum amount set by shareholders to be distributed by the board of directors in the terms described above.
A new director coming from an entity outside Santander Group could be paid a buyout to offset any variable remuneration foregone for having accepted a contract with the group; and/or a sign-on bonus for leaving to join Banco Santander.
This compensation could be paid fully or partly in shares, depending on the delivery limits approved at the annual general shareholders' meeting. Authorisation is expected to be sought at the next general shareholders’ meeting in order to deliver a maximum number of shares to any new executive directors or employees to whom buyout regulations apply. Furthermore, sign-on bonuses can only be paid once to new executive directors, in cash or in shares, and in each case they will not exceed the sum of the maximum variable remuneration awarded for all executive directors.
6.5 Preparatory work and decision-making process with a description of the participation of the remuneration committee
Section 4.7 'Remuneration committee activities for 2020', (the report on the remuneration committee) states:
•Pursuant to Banco Santander’s bylaws and the Rules and regulations of the board of directors, the duties relating to the remuneration of directors performed by the remuneration committee.
•How the remuneration committee is composed on the date the report is approved.
•The number of meetings it had in 2020, including joint sessions with the risk, compliance and regulation supervision committee.
•The date of the meeting in which the report was approved.
•The 2019 annual report on directors’ remuneration was approved by the board of directors and put to a binding vote at the April 2020 AGM, with 93.77% of the votes in favour. The tally of the votes was:

	Number	% of totalA
Votes cast	10,429,789,366	96.55%

	Number	% of totalA
Votes against	649,059,435	6.01%
Votes in favour	9,777,014,101	90.51%
Abstentions	372,790,860	3.45%
A.    Percentage on total valid votes and abstentions.
6.6 Remuneration of non-director members of senior management
Variable remuneration was approved by the board of directors on 2 February 2021 in view of the recommendation the remuneration committee had voted to submit on 26 January 2021. It was set according to Banco Santander’s general remuneration policy as well as specific details pertaining to senior management. In general, senior management variable remuneration packages were calculated with the quantitative metrics and qualitative assessment used for executive directors (see section 6.3 B ii).

Annual report 2020	Contents
As detailed in 6.3.ii above, the underlying business performance resulted in a final bonus calculation of 71.08% of the target bonus. The board of directors, upon recommendation from the remuneration committee, exercised its discretion to reduce this target bonus to 67.32%, which was the original target submitted to the board in December 2020 and resolved that the amounts saved be contributed to support the fight against covid-19. This resulted in an amount of EUR 1,570 thousand for the top two executive segments in the Group's Corporate Headquarters (c.80 employees).

Some senior managers’ contracts were amended in 2018 in the same manner described under 6.3.C and D in respect of
Ana Botín and José Antonio Alvarez, with a pension scheme of 22% of their pensionable bases, the elimination of supplementary benefits, an increase of the insured sum of life insurance and a supplement to fixed remuneration in cash which is included under "Other remuneration".
The following table shows the amounts of short term remuneration (immediately payable) and deferred remuneration (not linked to multi year targets) for senior management as of 31 December 2020 and 2019, excluding those of executive directors:

EUR thousand
		Short-term and deferred salary remuneration
Year	Number of people	Fixed	Immediately receivable variable remuneration (50% in shares)A	Deferred variable remuneration (50% in shares)B	Pension contributions	Other remunerationC	TotalD
2020	18	21,642	11,479	4,941	6,039	6,312	50,413
2019	18	22,904	15,337	6,673	6,282	15,337	66,532
A.The amount immediately payable in shares in 2020 was 2,136 thousand Santander shares (2,091 thousand Santander shares in 2019).
B.The amount of deferred shares in 2020 was 919 thousand Santander shares (910 thousand Santander shares in 2019).
C.Includes life insurance premiums, health insurance and relocation packages and other remuneration items.
This table breaks down remuneration linked to multi-year targets for senior management at 31 December 2020 and 2019, which they will only receive if they meet the terms of continued service; non-applicability of malus clauses; and long-term goals are met during deferral periods.

Thousands of euros
Year	Number of people	Deferred variable remuneration subject to long-term metricsA (50% in shares)B
2020	18	5,188
2019	18	7,007
A.In 2020, this corresponds to the fair value of maximum annual payments for 2024, 2025 and 2026 in the fifth cycle of the plan for deferred variable remuneration linked to multi-year targets. In 2019, this corresponds to the estimated fair value of maximum annual payments for 2023, 2024 and 2025 in the fourth cycle of the plan for deferred variable pay linked to multi-year targets. Fair value in the plan was determined on the authorisation date based on the valuation report of independent expert Willis Towers Watson. Based on the plan for 2020 and success levels of similar plans at peer entities, the expert found a range of 60%-80% reasonable to estimate the initial success ratio. Therefore, fair value was considered to be 70% of the maximum value.
B.The number of shares in Santander as deferred variable pay subject to long-term metrics shown in the table above was 965 thousand in 2020 (955 thousand shares in Santander in 2019).
The long-term goals are the same as those for executive directors. They are described in section 6.3 B iv).
Senior executives who stepped down from their roles in 2020 consolidated salary remuneration and other remuneration relating to the cessation of their duties for a total amount of EUR 5.984 thousand during the year (EUR 6,789 thousand for those who stepped down from their roles in 2019). They also have the right to receive, in total,133 thousand euros in variable pay subject to long-term targets (EUR 922 thousand for those who stepped down from their roles in 2019).
At our April 2020 AGM, shareholders approved the 2020 Digital Transformation Incentive, a variable remuneration scheme that delivers Santander shares and share options if the group hits major milestones on its digital roadmap.
3 senior executives are included within this plan (aimed at a group of up to 250 employees whose functions are deemed essential to Santander Group’s growth and digital transformation) and, thus, can receive a total of EUR 1,700 thousand to be paid in thirds on the third, fourth and fifth anniversary of the authorisation date (2024, 2025 and 2026). This amount is implemented in 316,574 Santander shares and 944,445 options over Santander shares, using for these purposes the fair value of the options at the moment of their grant (EUR 0.90).
Of the EUR 30,000 thousand approved by our April 2020 AGM as maximum amount for the 2020 Digital Transformation Award, a total overall cost of EUR 17,800 thousand has been approved, based on the final number of participants and the level of achievement of milestones.
The milestones for the 2020 Digital Transformation Award were: (i) rolling out the global merchant services (GMS) platform in 3 new geographies, enhancing the platform functionality and achieving volume targets for transactions and participating merchants; (ii) doing the commercial rollout of the global trade services (GTS) platform in 8 new geographies, enhancing platform functionality, and achieving volume targets for on-boarded clients and monthly active users; (iii) launching OpenBank in a new market and migrating the retail banking infrastructure to “new-mode” bank; (iv) launch the global platform SuperDigital in at least 4 countries, driving target active user growth; (v) deploying machine learning across pre-defined markets for 4 priority use cases, rolling out Conversion Rate Optimization (Digital

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
marketing) for at least 40 sales programs, delivering profit targets, and driving reduction of agent handled calls in contact centers; (vi) successfully implementating initiatives related to on-board and identity services, common API (application programming interface) layer, payment hubs, mobile app for SMEs and virtual assistant services; and (vii) launching the PagoFX global platform in at least 4 countries.
The 2019 Digital Transformation Incentive, which terms are substantially the same as those of the 2020 one, included three senior executives, who may receive a total of EUR 2,100 thousand.
See Note 46 to the 2020 Group's consolidated financial statements for further information on the Digital Transformation Incentive.

In 2020, the ratio of variable to fixed pay components was 80% of the total for senior managers, well within the maximum limit of 200% set by shareholders.
See note 5 of the group’s 2020 consolidated financial statements for further details.

6.7 Prudentially significant disclosures document
On the remuneration committee’s recommendation, the board approves the key remuneration elements of managers or employees who, while not belonging to senior management, take on risks, carry out control functions (i.e. internal audit, risk management and compliance) or who receive global remuneration that places them in the same remuneration bracket as senior management and employees who take on risk. These are typically those whose professional activities may have an important impact on the Group's risk profile (all of these, together with the senior management and Banco Santander's board of directors form the so called 'Identified Staff' or 'Material Risk Takers')
Every year, the remuneration committee reviews and, if applicable, updates identified staff in order to include individuals within the organisation who qualify as such. The Remuneration Policies chapter in the 2020 Pillar III disclosures report4 of Banco Santander, S.A. explains the criteria and regulations followed to identify such staff.
At the end of 2020, 1,394 group executives (including executive directors and non-director senior managers) were considered identified staff (1,359 in 2019), which accounts for 0.73% of the total workforce (0.69% in 2019).
Identified staff have the same remuneration standards as executive directors (see sections 6.1 and 6.3), but not:
•Category-based deferral percentages and terms.
•The possibility of certain manager categories of only having deferred variable pay subject to malus and clawback clauses (and not to long-term targets).
•The portion of variable remuneration paid or deferred as shares for group executives in Brazil, Chile, Mexico, Poland and Santander Consumer US can be delivered in shares or similar instruments of their own listed entities (as in previous years).
In 2021, the board will maintain its flexibility in determining total or partial payment in shares or similar instruments of Banco Santander and/or subsidiaries in the proportion it considers appropriate in accordance with the maximum number of Santander shares to be delivered set by shareholders at the annual general shareholders' meeting and any regulatory restrictions applicable in each jurisdiction).
The aggregate amount of variable remuneration for identified staff in 2020, the amounts deferred in cash and shares, and the ratio of the variable to fixed remuneration components are explained in the remuneration policies chapter of Banco Santander’s Pillar III disclosures report for 2020.
4 The 2020 Pillar III disclosures report can be found on our corporate website.

Annual report 2020	Contents
7. Group structure
and internal governance
Grupo Santander is structured into legally independent subsidiaries whose parent company is Banco Santander, S.A. Its registered office is in Santander (Cantabria, Spain), while its corporate centre is located in Boadilla del Monte (Madrid, Spain). It has a Group-Subsidiary Governance Model (GSGM) and good governance practices in place for its core subsidiaries. Any references to subsidiaries in this section are to the group’s most prominent entities.
The key features of the GSGM are:
•The subsidiaries’ governing bodies must ensure their rigorous and prudent management and economic solvency while pursuing the interests of their shareholders and other stakeholders.
•The subsidiaries are managed locally by teams that possess extensive knowledge on, and experience with, their customers and markets, while benefiting from the synergies and advantages of belonging to the Group.
•The subsidiaries are subject to local authority regulation and supervision, although the ECB supervises the Group overall.
•Customer funds are secured by the deposit guarantee schemes in the subsidiaries’ countries and are subject to local laws.
The subsidiaries finance their own capital and liquidity. The group’s capital and liquidity are coordinated by corporate committees. Intra-group risk transactions are limited, transparent and carried out under market conditions. Grupo Santander retains a controlling interest in subsidiaries listed in certain countries.
Each subsidiary runs independently and has its own recovery plan, limiting the contagion of risk between them and reducing systemic risk.
7.1 Corporate Centre
Banco Santander’s GSGM is supported by a corporate centre, which brings control and support units together with functions such as strategy, risk, compliance, auditing, finance, accounting, technology and operations, human resources, legal services, internal governance, communications and marketing. It adds value to the Group by:
•Enhancing governance under robust corporate frameworks, models, policies and procedures to implement strategies and ensure effective Group oversight.
•Making the group’s units more efficient through cost management synergies, economies of scale and a common brand.
•Sharing best practices in global connectivity, commercial initiatives and digitalization.
7.2 Internal governance
Grupo Santander’s internal governance model outlines a set of principles that regulate three types of relationships with its subsidiaries:
•The subsidiaries’ governing bodies are subject to the group’s rules and procedures for structuring, forming and running boards of directors and audit, nomination, remuneration and risk committees, according to international standards and good governance practices. This includes embedding other group rules and regulations on the suitability, appointment, remuneration and succession plans of governing body members, which fully comply with local regulations and supervisory standards.
•The relationship between regional and country heads and the group CEO.
•The relationship between local and global heads of key control positions, following a three lines of defence model: chief officers for risk (CRO), compliance (CCO), audit (CAE), finance (CFO) and accounting (CAO), as well as other key support and business functions (Technology and Operations, HR, General Counsel, Legal Services, Marketing, Communications, Strategy, SCIB, Wealth Management & Insurance, Digitalization and Innovation).
The group has three regional heads who report to the group CEO and are responsible for consolidating and streamlining the management and coordination of its core countries in the three geographic areas where it operates: Europe, South America and North America. Their key responsibilities must be undertaken in compliance with European Union and country-specific laws and regulations, ensuring that the country heads' role and accountability (including regulatory responsibilities) are not compromised.
In 2020, the Europe region (Spain, Portugal, Poland and the UK) received a mandate to execute a pan-European operating model to deliver benefits of scale and efficiency that leverage common product and regional management structures in the countries. Specific coordination elements and organizational structures were defined to ensure the effective discharge of the Europe regional head's responsibilities, fully respecting

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
local governance. Business and functional roles were also created to support and control those responsibilities.
The GSGM dictates rules for appointing those officers, setting their objectives (weighted 50% local and 50% group/regional) and variable pay, assessing their performance and planning their succession. It also explains how group officers should coordinate and interact with their subsidiary counterparts.
Grupo Santander has corporate frameworks for matters considered to have a material impact on its risk profile, covering risk, capital, liquidity, compliance, financial crime, technology, auditing, accounting, finance, strategy, human resources, outsourcing, cybersecurity, special situations management, and communications and brand. They also specify:
•How the Group should supervise and exert control over subsidiaries; and
•The group’s involvement in subsidiaries’ decision-making (and vice versa).
Banco Santander board of directors approves the GSGM and corporate frameworks for the subsidiary governing bodies to formally adhere to them. They take local requirements for subsidiaries into account, and are revised each year by the group’s board and adapted to new legislation and international best practices.
The functions draw on corporate frameworks to prepare internal regulatory documents that are given to subsidiaries as a reference for implementing those frameworks effectively, cohesively and in compliance with local laws and supervisory requirements. This approach ensures consistency throughout the Group.
The group’s internal governance office and subsidiary general counsels are responsible for embedding the governance model and corporate frameworks. Every year, the group assesses their performance in reports sent to governing bodies.
In 2019, a new policy for the governance of non-GSGM subsidiaries was approved, completing and enhancing the governance and control system that has been applied to those companies thus far.
In 2020, a new governance model was approved for PagoNxt, a wholly-owned subsidiary of Banco Santander that is structured as a dedicated holding company with a set of key initiatives on digitalizing the group's financial services, with payments at the core. This model defines an organizational and governance framework for PagoNxt and its subsidiaries in the context of the group-wide arrangements. It specifically covers the scope, principles, roles and responsibilities, key processes and governance bodies that should be in place to ensure that PagoNxt is managed in alignment with group, legal and supervisory expectations.
Also in 2020, new governance models for Santander Corporate and Investment Banking (SCIB) and Wealth Management and Insurance were developed to ensure proper, group-wide oversight of those businesses, as set out in the GSGM.

Annual report 2020	Contents
The following charts show the three levels of the GSGM, as well as the main actions to ensure an effective relationship and solid internal governance system for the Group.

Group	Subsidiaries

Board of directors
Board of directors

Group executive chairmanA

The GSGM enhances control and oversight through: Presence of Group Santander on the subsidiaries' boards of directors, establishing guidelines for board dynamics and effectiveness.

Group CEOB Regional headsC	CEO / Country head

Reporting of the CEO/country heads to the Group CEO /regional heads and group executive committee.

Control management and business functions4D	Control management and business functionsD

Interaction between the Group and subsidiaries control, management and business functions.
A. First executive.
B. Second executive.
C. Europe, North America and South America, reporting to Group CEO.
D. Audit, Risk, Compliance, Finance, Financial Accounting & Control, IT & Operations, Human Resources, General Secretariat, Marketing, Communications, Strategy, Santander Corporate & Investment Banking, Wealth Management & Insurance, Digital & Innovation and Global Platforms.

Best practices and talent sharing across the whole Group and between subsidiaries is key to our success.	Multiple point of entry structure that has proved to be a key resilience instrument and is a result of our diversification strategy.	Continuous collaboration and daily interaction between local and corporate teams.

A common set of corporate frameworks and policies across the Group adapted to local market conditions.	Enabling the identification of synergies and economies of scale across the Group.	Definition and implementation of new group-wide and local initiatives to keep developing our management and control model.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
8. Internal control over financial reporting (ICFR)
This section describes the key aspects of Grupo Santander's internal control and risk management systems in respect of financial reporting, including:
•Control activities and control environment.
•Risk assessment in financial reporting.
•Reporting and communication.
•System monitoring.
•The external auditor’s report.
8.1 Control environment
Governance and control bodies
The board of directors approves the financial reports Banco Santander must publicly disclose as a listed company. It is the body that oversees and guarantees the integrity of the Group’s systems for internal communication, operational and financial control, accounting, financial reporting and legal compliance.
The board of directors has an audit committee that assists with supervising the group’s financial reporting and internal control systems (see section 4.5 'Audit committee activities in 2020').
The audit committee works with the external auditor to address material deficiencies in the internal control system detected in audits. It also makes sure the external auditor issues a report on the group’s system for ICFR.
Responsibilities, General Code of Conduct, whistleblowing channel and training
Responsibility functions
Grupo Santander, through its corporate organization functions, in countries and businesses, defines, implements and maintains the unit's organizational structures, catalogue of roles and size. The corporate organization function defines and documents the corporate model for managing structures and templates which is used as a reference across the group.
The organizational units are in charge of identifying and defining the main functions under the responsibility of each structural unit, ensuring that the organization has a solid ICFRS model.
Grupo Santander has a responsibility scheme to identify potential risks and their mitigating controls under a three-
pronged defence model that establishes lines of authority and accountibility including:
The head of the financial accounting and control function (the CAO), which has the following functions, amongst others:
•Integrating the group's corporate policies into its management and adapting them to local needs.
•Ensuring that appropriate organizational structures are in place to carry out the tasks assigned, as well as suitable hierarchical-functional structure.
•Running critical procedures (control models), based on corporate technology.
•Implementing the corporate accounting and management information systems and adapting them to the specific needs of each unit.
In order to preserve its independence, each controller reports hierarchically to the head of the entity or country in which it exercises its responsibilities (country head) and functionally to the head of the group's Financial Accounting and Control division.
The non-financial risk control function is responsible for:
•Establishing and circulating the methodology for documenting the group's Internal Control Model (ICM) and ICM evaluation and certification, which covers the ICFRS, amongst other regulatory and regulatory requirements. Grupo Santander's ICM means the process carried out by the board of directors, senior managers and other group staff to provide reasonable assurance that their objectives will be achieved.
•Encouraging documentation maintenance to adapt it to organizational and regulatory changes and, along with the Financial Accounting and Control division, and, where applicable, representatives of the divisions and/or companies involved, to present the ICM evaluation outcome to the audit committee. Similar functions in each unit that reports to the corporate non-financial risk control area.
General Code of Conduct (GCC)
The group’s GCC sets out the guidelines, principles and rules approved by the board of directors to govern Grupo Santander employees’ conduct and ethics. Furthermore, it dictates

Annual report 2020	Contents
guidelines in relation to accounting standards and financial reporting. The GCC can be viewed on our corporate website.
All of the group’s employees, including members of its governance bodies, sign the Code of Conduct, even though some are also bound to the Code of Conduct in Securities Markets and other codes of conduct specific to the area or business in which they work. Employees have access to e-learning courses on the Code and can consult the compliance and conduct function to address any queries about its application.
The GCC is a fundamental resource of the compliance function. It explains the duties of the group’s governance bodies, units and areas required to implement it together with the compliance function.
If anyone violates the code, the human resources function adopts disciplinary measures and recommends corrective action (including work sanctions), irrespective of any related administrative or criminal sanctions.
Whistleblowing channel
Banco Santander’s whistleblowing channel is called Canal Abierto. It is a confidential and anonymous means for employees to report unlawful acts, violations of the GCC and other behaviour contrary to corporate values. We adapted the channel in 2020 to enable communications by other people related to Banco Santander other than employees, such as shareholders, customers, suppliers and other third parties, ensuring that they are treated confidentially and anonymously.
It can also be used to report claims of accounting or auditing irregularities under SOX to the compliance and conduct function, which will elevate them to the audit committee for appropriate measures to be taken.
The channel does not require whistleblowers to give personal information in order to keep reports confidential before they the audit committee can review them. Only certain compliance and conduct function officers analyse reports to determine if matters pertain to accounting or auditing in order to submit them to the audit committee.
Canal Abierto is supervised jointly by the audit committee and the risk supervision, regulation and compliance committee depending on the subject of the complaint. The SOX attributes the authority to supervise the whistleblowing channel in matters that fall under the remit of the audit committee (specifically financial and accounting, including those related to the audit), while the supervision of reports of breaches of regulatory requirements for corporate behaviours or the internal governance system are the responsibility of the risk, regulation and compliance committee. The channell can be viewed on our corporate website.
For more information on the number of complaints filed on the channel and their typology, see section 'A talented and engaged team' in the Responsible banking chapter, for additional information.

Training
Group employees who help prepare or analyse financial information take part in training programmes and regular refresher courses specifically designed to teach them the concepts and skills they require to discharge their duties properly.
The Financial Accounting and Control division promotes, designs and oversees these programmes and courses. It has with support from the corporate learning and career development unit under the Human Resources division.
Training takes the form of both e-learning and on-site sessions monitored and overseen by the corporate learning and career development unit to guarantee that employees duly complete them and assimilate concepts properly.
Training programmes and refresher courses taught in 2020 wwfocused on matters directly and indirectly related to the financial reporting. These subjects include: (i) risk analysis and management; (ii) accounting and financial statement analysis; (iii) the business, banking and the financial environment; (iv) financial management, costs and budgeting; (v) numerical skills; and (vi) calculations and statistics.
30,246 employees in the all of the group’s markets were involved in training programmes. Over 615,000 training hours were spent at the corporate centre in Spain and remotely via e-learning. Furthermore, local units develop their own training programmes based on the parent’s.
8.2 Risk assessment in financial reporting
The Group has a specific process to identify the companies that must be included in its scope of consolidation. The Financial Accounting and Control division and the General Secretariat and Human Resources division oversee this approach.
This process enables us to identify the entities the Grupo Santander controls through the voting rights that grant direct or indirect ownership of its capital and other entities controlled by others such as mutual funds, securitization funds and structured entities; analyses whether the group has control over an entity, whether it has rights to the variable returns of the entity or is exposed to them, and whether it can influence the amount of such variable returns. If the group is considered to have control, the entity is included in the scope of consolidation and is consolidated using the global integration method.
Otherwise, we analyse whether there is significant influence or joint control. If so, the entity is also included in the scope of consolidation and it is measured using the equity method.
For entities with the greatest impact on the preparation of the group's financial information, we implement an ICM using a homogeneous methodology to make sure that relevant controls are included and all significant risks to financial reporting are covered.
The group's ICM complies with the strictest international standards, particularly the guidelines of the Committee of Sponsoring Organisations of the Treadway Commission (COSO) within its last published framework in 2013 which

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
covers control targets for the effective and efficient operations, reliable financial reporting and regulatory compliance.
The risk identification process takes into account all the group's activities, the scope of which is greater than all the risks directly related to the preparation of the group's financial information.
The identification of potential risks that must necessarily be covered by the ICM is based on management's knowledge and understanding of the business and its operations relative to the importance and qualitative criteria associated with the type, complexity or structure of the business.
Banco Santander ensures there are controls to cover risks of errors and fraud in financial reporting, such as (i) the existence of assets, liabilities and transactions at the relevant date; (ii) the items are assets or rights or liabilities and obligations of the group; (iii) timely and correct recording and adequate valuation of assets, liabilities and transactions; and (iv) correct application of accounting principles and rules, as well as appropriate breakdowns.
The main features of the group's ICM are as follows:
•It is a corporate model that involves the entire organizational structure through a direct set of individual responsibilities.
•Management of the ICM documents is decentralized to the various units, while coordination and monitoring falls to the non-financial risk control area, which provides general criteria and guidelines to standardize procedure documents, control assessment, criteria for classifying potential deficiencies and regulatory adaptations.
•It is a global model primarily aimed at documenting activities to produce consolidated financial information and other procedures carried out by each entity's support areas that, without having a direct impact on the accounts, could lead to possible losses or contingencies in the event of incidents, errors, breaches of regulations and/or fraud.
•It is dynamic and constantly updated in order to reflect the reality of the group's business, risks and controls to mitigate them.
•It produces comprehensive documents on the processes within its scope and includes detailed descriptions of operations, assessment criteria and reviews.
All ICM documents of the Group's companies are compiled on a corporate IT application that is used by employees of different levels of responsibility in the assessment and certification of the group's internal control system.
The audit committee is responsible for supervising Banco Santander and the group's regulated financial information procedures and the internal control systems.
8.3 Control activities
Revision and approval of financial information
The audit committee and the board of directors oversee the preparation and submission of the financial information required of Banco Santander and the Group, which includes the non-financial information and its integrity. They also review compliance with regulatory requirements, the scope of consolidation and the correct application of accounting criteria, ensuring that this information is permanently updated on the Banco Santander corporate's website.
The production, revision and approval of financial information and the description of ICFR is documented in a corporate tool that integrates the control model into risk management, including a description of activities, risks, tasks and controls associated with all operations that may have a significant effect on the financial statements. This documentation covers recurrent banking operations and one-off transactions (sale of investments, fixed assets transactions, etc.) and aspects related to judgements and estimates, to correctly record, evaluate, present and breakdown financial information.
The audit committee is responsible for reporting to the board on the financial information that the group must regularly publish, ensuring that it is prepared in accordance with the same principles and practices as the annual accounts and is as equally reliable as the financial statements for the board to adopt the corresponding resolutions.
The most significant aspects when closing and reviewing relevant judgements, estimates, measurements and projections are:
•Impairment losses on certain assets.
•The assumptions used in the actuarial calculation of post-employment benefit liabilities and other obligations.
•The useful life of tangible and intangible fixed assets.
•The valuation of consolidation goodwill.
•The calculation of provisions and of contingent liabilities.
•The fair value of certain unquoted assets and liabilities.
•The recoverability of the tax assets.
•The fair value of acquired identifiable assets and the liabilities assumed in business combinations.
The group CAO presents the financial information to the audit committee for validation at least quarterly, giving explanations of the main criteria used to make estimates, assessments and significant judgements.
The information provided to directors prior to meetings, including relevant judgements, estimates and projections is specifically prepared for these sessions.
The group also has a corporate accounting and financial management information committee, which is responsible for governing and supervising accounting, financial management and control, and ensuring that these matters are disclosed in

Annual report 2020	Contents
accordance with law and such disclosure is fair, accurate and not misleading.
To verify that the ICM operates correctly, the group conducts an annual pyramid assessment and certification, identifying and analysing the criticality of risks and the effectiveness of controls. This begins with an assessment of control activities by those responsible for them, which is then challenged and ratified through the organization's different hierarchy, so that, the CEO, the CFO and the CAO can certify the effectiveness of the ICM.
The Non-Financial Risk Control area prepares a report that includes the main conclusions from the units' certifications reflecting the main deficiencies identified during the year and indicating whether they have been appropriately resolved or what plans are in place for satisfactory resolution as well as supporting evidence for the signatures of the CEO, CFO and CAO.
The Non-Financial Risk Control area presents the conclusions of these assessments to the audit committee alongside with the Financial Accounting and Control division and, where applicable, the representatives of the divisions and/or companies in question, prior to submission to the risk supervision, regulation and compliance committee.
In 2020, the group created a new meeting within its governance structure called the Internal Control Monitoring Meeting, in which the main participants in the group's ICM, monitored the progress of the main internal control weaknesses and the ICM strategy and performance.
Internal control policies and procedures for IT systems
The Technology and Operations division draws up the group’s corporate policies on IT systems involved directly or indirectly with the financial statements. These systems implement special internal controls to prepare and post financial information correctly.
The internal control policies on the following aspects are of particular importance:
•Updated and divulged internal policies and procedures for system security and access to applications and computer systems according to functions and ratings of each unit/role.
•The group's methodology, under which new applications are developed and existing applications are maintained or adapted through a circuit that formulates, develops and tests them so as to treat financial information reliably.
◦Once applications are developed according to regularly defined requirements (detailed documentation of processes to be implemented), they are run through comprehensive tests by a specialist development laboratory.
◦Before they are rolled out, a complete software testing cycle is run in a pre-production computerized environment that simulates real situations. Testing includes technical and functional tests, performance tests, user-acceptance tests and pilot and prototype tests, which are defined by the entities.
•The group’s continuity plans for key functions in disasters or other events that could suspend or disrupt operations, as well as highly automated back-up systems that support critical systems and require little manual intervention owing to redundant systems, high availability systems and redundant communication lines.
Internal control policies and procedures for outsourced activities and valuation services from independent experts
The group’s action framework and specific policies and procedures fittingly cover outsourcing risks. All group companies must adhere to this framework, which meets the EBA's requirements for outsourcing and risk management with third parties. It consists of:
•Tasks to initiate, record, process, settle, report and accounting for transactions and asset valuations.
•IT support in terms of software development, infrastructure maintenance, incident management, security and processing.
•Other material support services not directly related to financial reporting, such as supplier management, property management, HR management, etc.
Key control procedures include:
•Documenting relations between group companies with comprehensive service agreements.
•Documentation and validation by the group’s service providers of processes and controls for the services they perform.
•The external suppliers must undergo an approval process to ensure that the relevant risks associated with the services they provide remain within acceptable levels, in accordance with the group's risk appetite.
The group reviews estimates internally according to its control model guidelines. It will hire the services of a third party to help with specific matters upon confirming their expertise and independence and approving their methods and rationale of its assumptions though relevant procedures.
Furthermore, the group’s controls make sure information for external suppliers of services that could affect the financial statements is accurately and comprehensively detailed in service level agreements.
8.4 Information and communication
Responsible for accounting policies
The Financial Accounting and Control division has an area called 'accounting policies', whose manager reports directly to the head of the division, and has the following exclusive responsibilities:
•To define the accounting treatment of the transactions that constitute Banco Santander's activity, in accordance with their economic nature and the regulations governing the financial system.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•To define and keep up-to-date the group's accounting policies and resolve any doubts or conflicts arising from their interpretation.
•Improve and standardize the group's accounting practices.
The corporate accounting and financial reporting and management framework sets out the principles and guidelines to prepare accounting, financial and management information that must apply to all Grupo Santander entities as a key element of their good governance. The group's structure makes it necessary to establish these principles and standard guidelines for their application, and for each of the group entities to have effective consolidation methods and employ homogeneous accounting policies. The framework's principles described in this framework are adequately reflected in the group's accounting policies.
Accounting policies should be understood as a complement to local financial and accounting rules. Their overarching aims are (i) that statements and financial information made available to the management bodies, supervisors or other third parties, provide accurate and reliable information for decision-making in relation to the group, and (ii) timely compliance by all group entities with their legal obligations.
Accounting policies are revised at least once a year and when relevant regulations are amended.
Every month, the Accounting Policies area publishes an internal bulletin on new accounting regulation and their most significant interpretations.
The Group entities, through their operations or accounting heads, maintain open communication with the financial regulation and accounting processes area, as well as with the other areas of the Financial Accounting and Control division.
8.5 Monitoring
2020 ICFR monitoring activities and results
The board of directors approved an Internal Audit framework for Grupo Santander that defines the function and how it should conduct its work.
Internal Audit is a permanent, independent function that guarantees the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thus contributing to the protection of the organization's value, solvency and reputation as well as the board of directors and senior managers. The internal audit function reports to the audit committee and periodically, at least twice a year, to the board of directors. As an independent unit, it also has direct access to the board when required.
Internal audit assesses:
•The efficiency and effectiveness of the processes and systems referred to above.
•The compliance with applicable regulations and supervisory requirements.
•The reliability and integrity of financial and operational information.
•Asset integrity.
•Internal audit is the third line of defence, independent of the other two. Its scope of action includes:
•All entities over which the group exercises effective control.
•Separated assets (for example, mutual funds) managed by the entities mentioned in the previous section.
•Any entity (or separated assets) not included in the above points, with which the group has entered into an agreement to provide Internal Audit functions.
This subjective scope includes, in any case, the activities, businesses and processes carried out (either directly or through outsourcing), the organization and, where applicable, commercial networks. Internal Audit may also conduct audits for other investees that are not included in the preceding points when the group has reserved this right as a shareholder, as well as on outsourced activities in accordance with the established agreements.
The audit committee supervises the group's internal audit function. See section 4.5 'Audit committee activities in 2020'.
As at 2020 year-end, Internal Audit had 1,264 employees, all exclusively dedicated to this service. Of these, 279 were based at Corporate Centre and 985 in the local units located in the main geographies where the group is present, all with exclusive dedication.
Every year, Internal Audit prepares an audit plan based on a risk self-assessment and is solely responsible for executing the plan. Reviews may lead to audit recommendations, which are prioritized in accordance with their relative importance, and are continuously monitored until fully implemented.
At its meeting of 19 February 2021, the audit committee reviewed the 2021 audit plan, which was reported to and approved by the board at its meeting of 22 February 2021.
Internal audit reports mainly aimed to:
•Verify compliance with the provisions contained in sections 302, 404, 406, 407 and 806 of the SOX Act.
•Check corporate governance with regard to information relating to the internal control system for financial reporting.
•Review the functions performed by the internal control departments and by other departments, areas or divisions involved in ensuring compliance with the SOX Act.
•Make sure the supporting documentation relating to the SOX Act is up to date.
•Confirm the effectiveness of a sample of controls based on an internal audit risk assessment methodology.
•Assess the accuracy of the unit's certifications, especially their consistency of the certifications with respect to the

Annual report 2020	Contents
observations and recommendations made by Internal Audit, the external auditors of the annual accounts or supervisors.
•Ratify the implementation of recommendations made in the audit plan.
In 2020, the audit committee and the board of directors were informed of the Internal Audit unit's work, in accordance with its annual plan, and of other matters related to this function. See Section 4.5. 'Audit committee activities in 2020'.
Detection and management of deficiencies
The audit committee oversees to supervise the financial reporting process and the internal control systems. It is responsible for any control deficiencies that could affect the reliability and accuracy of the annual accounts. It may refer to the areas of the Group involved in the process to obtain the necessary information and clarifications. The committee also assesses the potential impact of any errors detected in the financial information.
The audit committee is responsible for discussing any significant weaknesses detected in the audit with the external auditor.
As part of its oversight, the audit committee assesses the results of the work of the internal audit unit, and may take the necessary measures to correct any deficiencies identified in the financial information.
In 2020, the audit committee was informed of the ICM evaluation and certification for the 2019 financial year. See section 4.5 'Audit committee activities in 2020'.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 1 of 2

Annual report 2020	Contents

[Page intentionally left blank] 2 of 2

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
9. Other corporate
governance information
CNMV Circular 2/2018 of 12 June 2018 allows the annual corporate governance and directors’ remuneration reports Spanish listed companies must submit to be drafted in a free format, which is what we selected for our corporate governance and directors’ remuneration reports since 2018.
The CNMV requires any issuer opting for a free format to provide certain information in a format it dictates so that it can be aggregated for statistical purposes. This information is included (i) for corporate governance matters, under section 9.2 'Statistical information on corporate governance required by the CNMV', which also covers the section 'comply with the recommendations in the Spanish Corporate Governance Code or explain', and (ii) for remuneration matters, under section 9.5 'Statistical information on remuneration required by the CNMV'.
Some shareholders or other stakeholders may be used to the formats of the corporate governance and directors' remuneration reports set the by the CNMV. Therefore, each section under this format in sections 9.1 'Reconciliation with the CNMV’s corporate governance report model' and 9.4 'Reconciliation to the CNMV’s remuneration report model'include a cross reference indicating where this information may be found in the 2020 annual corporate governance report (drafted in a free format) and elsewhere in this annual report.
We have normally completed the 'comply or explain' section for all recommendations in the Spanish Corporate Governance Code to clearly show the ones we complied with, and explain the ones we partially complied or failed to comply with. In section 9.3 'Table on compliance with or explanations of recommendations in corporate governance', we have included a chart with cross-references showing where information supporting each response can be found in this corporate governance chapter and elsewhere in this annual report.
9.1 Reconciliation with the CNMV’s corporate governance report model

Section in the CNMV model	Included in statistical report	Comments
A. OWNERSHIP STRUCTURE
A.1	Yes	See sections 2.1 'Share capital' and 3.2 'Shareholder rights'.
A.2	Yes	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account.
A.3	Yes	See 'Tenure and equity ownership' in section 4.2 and sections 6 'Remuneration' and 9.2 'Statistical information on corporate governance as required by the CNMV'.
A.4	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.5	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.6	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.7	Yes	See sections 2.4 'Shareholders' agreements'. and 9.2 'Statistical information on corporate governance as required by the CNMV'.
A.8	Yes	Not applicable.
A.9	Yes	See section 2.5 'Treasury shares' and 9.2 'Statistical information on corporate governance as required by the CNMV'.
A.10	No	See section 2.5 'Treasury shares'.
A.11	Yes	See section 9.2 'Statistical information on corporate governance as required by the CNMV'.
A.12	No	See section 3.2 'Shareholder rights'.
A.13	No	See section 3.2 'Shareholder rights'.
A.14	Yes	See section 2.6 'Stock market information'.

Annual report 2020	Contents

Section in the CNMV model	Included in statistical report	Comments
B. GENERAL SHAREHOLDERS’ MEETING
B.1	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.2	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.3	No	See 'Rules for amending our Bylaws' in section 3.2.
B.4	Yes
See 'Quorum and attendance' in sections 3.4 and 3.5, in relation to financial year 2020, and section 9.2 'Statistical information on corporate governance as required by the CNMV', in relation to the remaining financial years .

B.5	Yes	See 'Voting results and resolutions' in sections 3.4 and 3.5.
B.6	Yes	See 'Shareholder participation at general meetings' in section 3.2 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.
B.7	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.8	No	See 'Corporate website' in section 3.1.
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1	Yes	See 'Size' in section 4.2.
C.1.2	Yes	See 'Tenure and equity ownership' in section 4.2, 'Duties and activities in 2020' in section 4.6 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.3	Yes
See sections 2.4 'Shareholders' agreements', 4.1 'Our directors', 'Composition by type of director' in section 4.2, 'Duties and activities in 2020' in section 4.6 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.

C.1.4	Yes
See 'Diversity' and 'Board skills and diversity matrix' in section 4.2, in relation to financial year 2020, and section 9.2 'Statistical information on corporate governance as required by the CNMV', in relation to the remaining financial years.

C.1.5	No	See 'Diversity' in section 4.2 and 'Duties and activities in 2020' in section 4.6.
C.1.6	No	See 'Strong succession plans' in section 1.5, 'Diversity' in section 4.2, 'Duties and activities in 2020' in section 4.6 and, regarding top executive positions, see 'Responsible banking' chapter.
C.1.7	No	See 'Diversity' in section 4.2. and 'Duties and activities in 2020' in section 4.6.
C.1.8	No	Not applicable, since there are no proprietary directors. See 'Composition by type of director' in section 4.2.
C.1.9	No	See 'Group executive chairman and chief executive officer' in section 4.3 and 'Functions' in section 4.4.
C.1.10	No	See section 4.1 'Our directors'.
C.1.11	Yes	See sections 4.1 'Our directors' and 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.12	Yes	See 'Board and committees attendance' in section 4.3.
C.1.13	Yes	See sections 6 'Remuneration' and 9.2 'Statistical information on corporate governance as required by the CNMV'. Additionally, see note 5 c) to our 'consolidated financial statements'.
C.1.14	Yes	See sections 5 'Management team' and 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.15	Yes	See 'Rules and regulations of the board' in section 4.3.
C.1.16	No	See 'Election, renewal and succession of directors' in section 4.2.
C.1.17	No	See 'Board assessment in 2020' in section 4.3 and 'Duties and activities in 2020' in section 4.6.
C.1.18	No	See 'Board assessment in in 2020' in section 4.3.
C.1.19	No	See 'Director election, renewal and succession' in section 4.2.
C.1.20	No	See 'Board meetings' in section 4.3.
C.1.21	Yes	Not applicable.
C.1.22	No	See 'Diversity' in section 4.2.
C.1.23	Yes	See 'Election, renewal and succession of directors' in section 4.2 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.24	No	See 'Board meetings' in section 4.3.
C.1.25	Yes
See 'Lead independent director' and 'Board and committees attendance' in section 4.3, 'Duties and activities in 2020' in sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.

C.1.26	Yes	See 'Board and committees attendance' in section 4.3. and section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.27	Yes	See section 9.2 'Statistical information on corporate governance as required by the CNMV'.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Section in the CNMV model	Included in statistical report	Comments
C.1.28	No	See 'Duties and activities in 2020' in section 4.5.
C.1.29	Yes	See section 4.1 'Our directors' and section 'Secretary of the board' in section 4.3.
C.1.30	No	See section 3.1 'Shareholders' engagement' and 'Duties and activities in 2020' in section 4.5
C.1.31	Yes	See 'External auditor' in section 4.5 and section 9.2 'Statistical information on corporate governance as required by the CNMV's.
C.1.32	Yes	See 'Duties and activities in 2020' in section 4.5 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.33	Yes	Not applicable.
C.1.34	Yes	See section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.35	Yes	See ‘Board meetings' and ‘Committee meetings' in section 4.3.
C.1.36	No	See 'Election, renewal and succession of directors' in section 4.2.
C.1.37	No	Not applicable. See 'Duties and activities in 2020' in section 4.6.
C.1.38	No	Not applicable.
C.1.39	Yes
See sections 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote', 6.7 'Prudentially significant disclosure document' and 9.2 'Statistical information on corporate governance as required by the CNMV'.

C.2 Board committees
C.2.1	Yes
See 'Committee structure' and 'Committee meetings' in section 4.3, 'Duties and activities in 2020' in sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.

C.2.2	Yes	See section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.2.3	No	See 'Committee structure' and 'Committee meetings' in section 4.3 and 'Duties and activities in 2020" in sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10.
D. RELATED PARTY AND INTRAGROUP TRANSACTIONS
D.1	No	See 'Related-party transactions' in section 4.12.
D.2	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.3	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.4	Yes	See section 9.2 'Statistical information on corporate governance as required by the CNMV'.
D.5	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.6	No	See 'Conflicts of interests' in section 4.12
D.7	Yes	Not applicable. See section 2.3 'Significant shareholders' and 'Conflicts of interests' in section 4.12.
E. CONTROL AND RISK MANAGEMENT SYSTEMS
E.1	No
See chapter 'Risk management and compliance', in particular section 2.'Risk management and control model' and sections 'A strong and inclusive culture: The Santander Way' and 'Tax contribution' in the Responsible banking chapter.

E.2	No
See note 53 to our consolidated financial statements, section 2.3 'Risk governance' in the Risk management and compliance chapter, and sections 'A strong and inclusive culture: The Santander Way' and 'Tax contribution' in the Responsible banking chapter.

E.3	No
See sections 2.2'Risk factors', 3. 'Credit risk', 4. 'Market, structural and liquidity risk', 5. 'Credit risk', 6. 'Operational risk', 7. 'Compliance and conduct risk', 8 'Model risk' and 9. 'Strategic risk' in the Risk management and compliance chapter. See also the 'Responsible banking' chapter and, for our capital needs, see section 3.5 'Capital management and adequacy. Solvency ratios' of the Economic and financial review chapter.

E.4	No
See section 2.4. 'Management processes and tools' in the Risk management and compliance chapter and sections 'A strong and inclusive culture: The Santander Way' and 'Tax contribution' in the Responsible banking chapter.

E.5	No
See 3. 'Credit risk', 4. 'Market, structural and liquidity risk', 5. 'Credit risk', 6. 'Operational risk', 7 'Compliance and conduct risk', 8 'Model risk' and 9 'Strategic risk' in the Risk management and compliance chapter. Additionally, see note 25e) to our consolidated financial statements.

E.6	No
See sections 2.'Risk management and control model', 3. 'Credit risk', 4. 'Market, structural and liquidity risk', 5. 'Credit risk', 6. 'Operational risk', 7. 'Compliance and conduct risk', 8. 'Model risk' and 9. 'Strategic risk' in the Risk management and compliance chapter.

F. ICFRS
F.1	No	See section 8.1 'Control environment'.
F.2	No	See section 8.2 'Risk assessment in financial reporting'.
F.3	No	See section 8.3 'Control activities'.
F.4	No	See section 8.4 'Information and communication'.

Annual report 2020	Contents

Section in the CNMV model	Included in statistical report	Comments
F.5	No	See section 8.5 'Monitoring'.
F.6	No	Not applicable.
F7	No	See section 8.6 'External auditor report'.
G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
G	Yes	See 'Degree of compliance with the corporate governance recommendations' in section 9.2 and section 9.3 'Table on compliance with or explanations of recommendations on corporate governance'.
H. OTHER INFORMATION OF INTEREST
H	No	See sections 'Tax contribution' and 'Governance and priorities', in particular, 'Joint initiatives to promote our agenda', in the Responsible banking chapter.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
9.2 Statistical information on corporate governance required by the CNMV
Unless otherwise indicated all data as of 31 December 2020.
A. OWNERSHIP STRUCTURE
A.1 Complete the following table on the company’s share capital:

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights
03/12/2020	8,670,320,651	17,340,641,302	17,340,641,302
Indicate whether different types of shares exist with different associated rights:
Yes ☐ No ☑
A.2 List the direct and indirect holders of significant ownership interests at year-end, excluding directors:

	% of voting rights attributed to shares		% of voting rights through financial instruments
Name or corporate name of sharerholder	Direct	Indirect	Direct	Indirect	Total % of voting rights
BlackRock Inc.	0	5.08%	0	3.46%	5.43%
Details of the indirect shares:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights
BlackRock Inc.	Subsidiaries of BlackRock Inc.	5.08%	3.46%	5.43%
A.3 Complete the following tables on company directors holding voting rights through company shares:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting rights	% of voting rights that may be transferred through financial instruments
Name or corporate name of director	Direct	Indirect	Direct	Indirect		Direct	Indirect
Ana Botín-Sanz de Sautuola y O’Shea	0.00	0.17	0.00	0.00	0.17	0.00	0.00
José Antonio Álvarez Álvarez	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Bruce Carnegie-Brown	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Homaira Akbari	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Javier Botín-Sanz de Sautuola y O’Shea	0.03	0.55	0.00	0.00	0.58	0.00	0.00
Álvaro Cardoso de Souza	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R. Martin Chávez Márquez	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sol Daurella Comadrán	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Henrique de Castro	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gina Díez Barroso	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Luis Isasi Fernández de Bobadilla	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ramiro Mato García-Ansorena	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sergio Rial	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Belén Romana García	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Pamela Walkden	0.00	0.00	0.00	0.00	0.00	0.00	0.00

% total voting rights held by the board of directors	0.76%

Annual report 2020	Contents
A.7 Indicate whether the company has been notified of any shareholders’ agreements pursuant to Articles 530 and 531 of the Spanish Companies Act (LSC). Provide a brief description and list the shareholders bound by the agreement, as applicable:
Yes ☑ No ☐

Parties to the shareholders’ agreement	% of share capital affected	Brief description of agreement	Expiry date, if applicable
Javier Botín-Sanz de Sautuola y O’Shea (directly and indirectly through Agropecuaria El Castaño, S.L.U.) Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L. Carmen Botín-Sanz de Sautuola y O’Shea Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.	0.58%
Transfer restrictions and syndication of voting rights as described under section 2.4 'Shareholders’ agreements' of the 'Corporate governance' chapter in the annual report. The communications to CNMV relating to this shareholders' agreement can be found in material facts with entry numbers 64179, 171949, 177432, 194069, 211556, 218392, 223703, 226968 and 285567 filed in CNMV on 17 February 2006, 3 August 2012, 19 November 2012, 17 October, 2013, 3 October 2014, 6 February 2015, 29 May 2015, 29 July 2015 and 31 December 2019, respectively.
			01/01/2056
Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:
Yes ☑ No ☐

Participants in the concerted action	% of share capital affected	Brief description of concerted action	Expiry date, if applicable
Javier Botín-Sanz de Sautuola y O’Shea (directly and indirectly through Agropecuaria El Castaño, S.L.U.) Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L. Carmen Botín-Sanz de Sautuola y O’Shea Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.	0.58%
Transfer restrictions and syndication of voting rights as described under section 2.4 'Shareholders’ agreements' of the 'Corporate governance' chapter in the annual report. The communications to CNMV relating to this shareholders' agreement can be found in material facts with entry numbers 64179, 171949, 177432, 194069, 211556, 218392, 223703, 226968 and 285567 filed in CNMV on 17 February 2006, 3 August 2012, 19 November 2012, 17 October, 2013, 3 October 2014, 6 February 2015, 29 May 2015, 29 July 2015 and 31 December 2019, respectively.
			01/01/2056
A.8 Indicate whether any individual or entity currently exercises control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act. If so, identify them:
Yes ☐ No ☑
A.9 Complete the following tables on the company’s treasury shares:
At year end:

Number of shares held directly	Number of shares held indirectly*	% of total share capital
0	28,439,022	0.16%
(*)Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestión, S.A.	26,700,000
Banco Santander Río, S.A.	981,853
Banco Santander México, S.A.	757,169
Total:	28,439,022
A.11 Estimated free float:

%
Estimated free float	93.64%
A.14 Indicate whether the company has issued securities not traded in a regulated market of the European Union.
Yes ☑ No ☐

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
B. GENERAL SHAREHOLDERS’ MEETING
B.4 Indicate the attendance figures for the general shareholders’ meetings held during the fiscal year to which this report relates and in the two preceding fiscal years:

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
23/03/2018	0.82%	47.61%	0.38%	15.74%	64.55%
of which free float:	0.18%	47.61%	0.38%	15.74%	63.91%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
12/04/2019	0.77%	65.30%	0.57%	1.86%	68.49%
of which free float:	0.63%	64.30%	0.57%	1.86%	67.36%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
23/07/2019	0.65%	41.82%	0.30%	16.45%	59.22%
of which free float:	0.58%	41.82%	0.30%	16.45%	58.15%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
03/04/2020	0.09%	62.60%	1.71%	0.60%	65.00%
of which free float:	0.01%	61.58%	1.71%	0.60%	63.90%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
27/10/2020	0.17%	43.29%	0.59%	16.30%	60.34%
of which free float:	0.11%	42.16%	0.59%	16.30%	59.16%
B.5 Indicate whether in the general shareholders’ meetings held during the fiscal year to which this report relate there has been any matter submitted to them which, for any reason, has not been approved by the shareholders.
Yes ☐ No ☑
B.6 Indicate whether the bylaws require a minimum holding of shares to attend to or to vote remotely in the general shareholders’ meeting:
Yes ☐ No ☑

Annual report 2020	Contents
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1 Maximum and minimum number of directors provided for in the Bylaws:

Maximum number of directors	17
Minimum number of directors	12
Number of directors fixed by GSM	15
C.1.2 Complete the following table with the directors’ details:

Name or corporate name of director	Representative	Category of director	Position in the board	Date of first appointment	Date of last appointment	Election procedure
Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chairman	04/02/1989	03/04/2020	Vote in general shareholders’ meeting
José Antonio Álvarez Álvarez	N/A	Executive	Chief executive officer	25/11/2014	12/04/2019	Vote in general shareholders’ meeting
Bruce Carnegie-Brown	N/A	Non-executive independent	Lead independent director	25/11/2014	12/04/2019	Vote in general shareholders’ meeting
Homaira Akbari	N/A	Non-executive independent	Director	27/09/2016	23/03/2018	Vote in general shareholders’ meeting
Javier Botín-Sanz de Sautuola y O’Shea	N/A	Other external	Director	25/07/2004	12/04/2019	Vote in general shareholders’ meeting
Álvaro Cardoso de Souza	N/A	Non-executive independent	Director	01/04/2018	01/04/2018	Vote in general shareholders’ meeting
R. Martin Chávez Márquez	N/A	Non-executive independent	Director	27/10/2020	27/10/2020	Vote in general shareholders' meeting
Sol Daurella Comadrán	N/A	Non-executive independent	Director	25/11/2014	03/04/2020	Vote in general shareholders’ meeting
Henrique de Castro	N/A	Non-executive independent	Director	07/07/2019	07/07/2019	Vote in general shareholders’ meeting
Gina Díez Barroso	N/A	Non-executive independent	Director	22/12/2020	22/12/2020	Co-option
Luis Isasi Fernández de Bobadilla	N/A	Other external	Director	19/05/2020	19/05/2020	Vote in general shareholders' meeting
Ramiro Mato García-Ansorena	N/A	Non-executive independent	Director	28/11/2017	12/04/2019	Vote in general shareholders´ meeting
Sergio Rial	N/A	Executive	Director	30/5/2020	30/05/2020	Vote in general shareholders' meeting
Belén Romana García	N/A	Non-executive independent	Director	22/12/2015	12/04/2019	Vote in general shareholders’ meeting
Pamela Walkden	N/A	Non-executive independent	Director	29/10/2019	03/04/2020	Vote in general shareholders' meeting

Total number of directors			15

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Indicate any directors who have left during the fiscal year to which this report relates, regardless of the reason (whether for resignation or by agreement of the general meeting or any other):

Name or corporate name of director	Category of director at the time he/her left	Date of last appointment	Date of leave	Board committees he or she was a member of	Indicate whether he or she has left before the expiry of his or her term
Ignacio Benjumea Cabeza de Vaca	Other external	23/03/2018	07/05/2020	Executive committee, Remuneration committee, Risk supervision, regulation and compliance committee, Responsible banking, sustainability and culture committee and Innovation and technology committee	NO
Guillermo de la Dehesa Romero	Other external	23/03/2018	03/04/2020	Executive committee, Nomination committee and Innovation technology committee	YES
Esther Giménez-Salinas i Colomer	Non-executive independent	03/04/2020	27/10/2020	Nomination committee, Risk supervision, regulation and compliance committee and Responsible banking, sustainability and culture committee	YES
Rodrigo Echenique Gordillo	Other external	03/04/2020	22/12/2020	Nomination committee	YES
C.1.3 Complete the following tables for the directors in each relevant category:

Executive directors
Name or corporate name of director	Position held in the company	Profile
Ana Botín-Sanz de Sautuola y O’Shea	Group executive chairman	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
José Antonio Álvarez Álvarez	CEO	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Sergio Rial	Santander Head Regional for South America	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.

Total number of executive directors		3
% of the Board		20.00%

Proprietary non-executive directors
Name or corporate name of director	Name or corporate name of significant shareholder represented or having proposed his or her appointment	Profile
N/A	N/A	N/A

Total number of proprietary non-executive directors		0
% of the Board		0%

Annual report 2020	Contents

Independent non-executive directors
Name or corporate name of director	Profile
Bruce Carnegie-Brown	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Homaira Akbari	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Álvaro Cardoso de Souza	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
R. Martín Chávez Márquez	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Sol Daurella Comadrán	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Henrique de Castro	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Gina Díez Barroso	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Ramiro Mato García-Ansorena	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Belén Romana Garcia	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Pamela Walkden	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.

Total number of independent directors	10
% of the Board	66.67%
Identify any independent director who receives from the company or its group any amount or perk other than his or her director remuneration or who maintain or have maintained during the fiscal year covered in this report a business relationship with the company or any group company, either in his or her own name or as a principal shareholder, director or senior manager of an entity which maintains or has maintained such a business relationship.
In such a case, a reasoned statement from the Board on why the relevant director(s) is able to carry on their duties as independent director(s) will be included.

Name or corporate name of director	Description of the relationship	Reasoned statement
Homaira Akbari	Business	When conducting the annual verification of the independence of directors of this status, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.

The committee concluded that the business relationships maintained between Grupo Santander and the company in which Homaira Akbari was a director in 2020 were not significant because, among other reasons, they did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE and Nasdaq.
Sol Daurella	Financing	When conducting the annual verification of the independence of directors of this status, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.

The committee concluded that the funding Grupo Santander granted to companies in which Sol Daurella was a principal shareholder or director in 2020 was not significant because, among other reasons: (i) it did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others, (ii) it aligned with Grupo Santander's share in the corresponding market, and (iii) it did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE, Nasdaq and the Canadian Bank Act.
Henrique de Castro	Business	When conducting the annual verification of the independence of directors of this status, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.

The committee concluded that the business relationships maintained between Grupo Santander and the company in which Henrique de Castro was a director in 2020 were not significant because, among other reasons, they did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE and Nasdaq.
Gina Díez	Financing	When conducting the annual verification of the independence of directors of this status, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.

The committee concluded that the funding granted by Grupo Santander to the company in which Gina Díez was a principal shareholder and director in 2020 was not significant because, among other reasons: (i) it did not generate a situation of economic dependence on the company involved in view of the substitutability of this funding by other sources, whether banks or others, (ii) it aligned with Grupo Santander's share in the corresponding market, and (iii) it did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE, Nasdaq and the Canadian Bank Act.
Belén Romana	Business	When conducting the annual verification of the independence of directors of this status, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.

The committee concluded that the business relationships maintained between Grupo Santander and the companies in which Belén Romana was a director in 2020 were not significant because, among other reasons, they did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE and Nasdaq.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Other non-executive directors
Identify all other non-executive directors and explain why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Name or corporate name of director	Reasons for not qualifying under other category	Entity, executive or shareholder with whom it maintains a relationship	Profile
Javier Botín-Sanz de Sautuola y O’Shea	Because the requirements established in paragraph 3 of article 529 duodecies LSC are not met, and he has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Luis Isasi Fernández de Bobadilla	Because the requirements established in paragraphs 2 to 4 of article 529 duodecies LSC are not met.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Total number of other non-executive directors			2
% of the Board			13.33%
List any changes in the category of a director which have occurred during the period covered in this report.

Name or corporate name of director	Date of change	Previous category	Current category
N/A
C.1.4 Complete the following table on the number of female directors at the end of each the past four years and their category:

Number of female directors					% of total directors of each category
	FY 2020	FY 2019	FY 2018	FY 2017	FY 2020	FY 2019	FY 2018	FY 2017
Executive	1	1	1	1	33.33%	50.00%	33.33%	33.33%
Proprietary	—	—	—	—	0.00%	0.00%	0.00%	0.00%
Independent	5	5	4	4	50.00%	55.55%	44.44%	50.00%
Other external	—	—	—	—	0.00%	0.00%	0.00%	0.00%
Total:	6	6	5	5	40.00%	40.00%	33.33%	35.71%
C.1.11 Identify those directors (or individuals representing the director in the case of directors who are body corporates) who hold a directorship of other non-group companies that are listed on regulated markets (or who are the individuals representing a body corporate holding such a directorship), if communicated to the company:

Name or corporate name of director	Name of the listed company	Position
Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Director
Homaira Akbari	Landstar System, Inc.	Director
	Temenos AG	Director
Sol Daurella Comadrán	Coca-Cola European Partners plc.	Chairman
Henrique de Castro	Fiserv Inc.	Director
Luis Isasi Fernández de Bobadilla	Compañía de Distribución Integral Logista, S.A.U.	Director
Sergio Rial	Delta Airlines Inc	Director
Belén Romana García	Aviva plc.	Director
	Six Group AG (SIX)	Director
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
C.1.13 Identify the following items of the total remuneration of the board of directors:

Board remuneration accrued in the fiscal year (EUR thousand)	19,066
Amount of accumulated pension rights of current directors (EUR thousand)	67,526
Amount of accumulated pension rights of former directors (EUR thousand)	51,723

Annual report 2020	Contents
C.1.14 Identify the members of the company’s senior management who are non executive directors and indicate total remuneration they have accrued during the fiscal year:

Name or corporate name	Position (s)
Rami Aboukhair Hurtado	Country head - Santander Spain
Lindsey Tyler Argalas	Head of Santander Digital
Alexandra Brandão	Head of Human Resources
Juan Manuel Cendoya Méndez de Vigo	Group head of Communications, Corporate Marketing and Research
José Fransisco Doncel Razola	Group head of Accounting and Financial Control
Keiran Paul Foad	Group Chief Risk Officer
José Antonio García Cantera	Group Chief Financial Officer
Juan Guitard Marín	Group Chief Audit Executive
José Maria Linares Perou	Global head of Corporate & Investment Banking
Mónica Lopez-Mónís Gallego	Group head of Supervisory and Regulatory Relations
Javier Maldonado Trinchant	Group head of Costs
Dirk Marzluf	Group head of Technology and Operations
Víctor Matarranz Sanz de Madrid	Global head of Wealth Management
José Luis de Mora Gil-Gallardo	Group head of Strategy and Corporate Development and Head of Consumer Finance (Santander Consumer Finance)
Jaime Pérez Renovales	Group head of General Secretariat and Human Resources
Javier San Félix García	Head of Santander Global Payments Services
Antonio Simões	Head regional of Europe
Marjolein van Hellemondt-Gerdingh	Group Chief Compliance Officer
Number of women in senior management	4
Percentage of total senior management	22.22%
Total remuneration accrued by the senior management (EUR thousand)	52,113
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

Number of board meetings	20
Number of board meetings held without the chairman’s attendance	0
Indicate the number of meetings held by the lead independent director with the rest of directors without the attendance or representation of any executive director.

Number of meetings	3

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Indicate the number of meetings of the various board committees held during the fiscal year.

Number of meetings of the audit committee	15
Number of meetings of the responsible banking, sustainability and culture committee	4
Number of meetings of the innovation and technology committee	4
Number of meetings of the nomination committee	13
Number of meetings of the remuneration committee	13
Number of meetings of the risk supervision, regulation and compliance committee	13
Number of meetings of the executive committee	46
C.1.26 Indicate the number of board meetings held during the fiscal year and data about the attendance of the directors.

Number of meetings with at least 80% of directors being present	20
% of votes cast by members present over total votes in the fiscal year	98.56%
Number of board meetings with all directors being present (or represented having given specific instructions)	18
% of votes cast by members present at the meeting or represented with specific instructions over total votes in the fiscal year	99.27%
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
C.1.31 Indicate whether the company has changed its external audit firm during the fiscal year. If so, identify the incoming audit firm and the outgoing audit firm:
Yes ☐ No ☑
C.1.32 Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and express this amount as a percentage they represent of all fees invoiced to the company and/or its group.
Yes ☑ No ☐

	Company	Group companies	Total
Amount of non-audit work (EUR thousand)	487	1,513	2,000
Amount of non-audit work as a % of amount of audit work	0.5%	1.4%	1.9%
C.1.33 Indicate whether the audit report on the previous year’s financial statements contains a qualified opinion or reservations. Indicate the reasons given by the chairman of the audit committee to the shareholders in the general shareholders meeting to explain the content and scope of those qualified opinion or reservations.
Yes ☐ No ☑

Annual report 2020	Contents
C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Individual financial statements	Consolidated financial statements
Number of consecutive years	5	5

	Company	Group
Number of years audited by current audit firm/Number of years the company’s or its Group financial statements have been audited (%)	13.15%	13.15%
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

Number of beneficiaries	19
Type of beneficiary	Description of the agreement:
Employees	The Bank has no commitments to provide severance pay to directors.
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
Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group beyond the procedures provided for in applicable law. If applicable, specify the process applied, the situations in which they apply, and the bodies responsible for approving or communicating those agreements:

	Board of directors	General Shareholders’ Meeting
Body authorising clauses	√

	YES	NO
Is the general shareholders’ meeting informed of such clauses?	√

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
C.2 Board committees
C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

Executive committee
Name	Position	Type
Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director
José Antonio Álvarez Álvarez	Member	Executive director
Bruce Carnegie-Brown	Member	External independent director
Luis Isasi Fernández de Bobadilla	Member	Other external director
Ramiro Mato García-Ansorena	Member	External independent director
Belén Romana García	Member	External independent director

% of executive directors		33.33%
% of proprietary directors		0.00%
% of independent directors		50.00%
% of other non-executive directors		16.67%

Audit committee
Name	Position	Type
Pamela Walkden	Chairman	External independent director
Homaira Akbari	Member	External independent director
Henrique de Castro	Member	External independent director
Ramiro Mato García-Ansorena	Member	External independent director
Belén Romana García	Member	External independent director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		100%
% of other non-executive directors		0%
Identify those directors in the audit committee who have been appointed on the basis of their knowledge and experience in accounting, audit or both and indicate the date of appointment of the committee chairman.

Name of directors with accounting or audit experience	Pamela Walkden Belén Romana García Homaira Akbari Ramiro Mato García-Ansorena Henrique de Castro
Date of appointment of the committee Chairman for that position	26 April 2020

Nomination committee
Name	Position	Type
Bruce Carnegie-Brown	Chairman	External independent director
R. Martin Chávez Márquez	Member	External independent director
Sol Daurella Comadrán	Member	External independent director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		100%
% of other executive directors		0%

Annual report 2020	Contents

Remuneration committee
Name	Position	Type
Bruce Carnegie-Brown	Chairman	External independent director
R. Martin Chávez Márquez	Member	External independent director
Sol Daurella Comadrán	Member	External independent director
Henrique de Castro	Member	External independent director
Luis Isasi Fernández de Bobadilla	Member	Other external director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		80%
% of other external directors		20%

Risk supervision, regulation and compliance committee
Name	Position	Type
Álvaro Cardoso de Souza	Chairman	External independent director
R. Martin Chávez Márquez	Member	External independent director
Luis Isasi Fernández de Bobadilla	Member	Other external director
Ramiro Mato García-Ansorena	Member	External independent director
Belén Romana García	Member	External independent director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		80%
% of other external directors		20%

Responsible banking, sustainability and culture committee
Name	Position	Type
Ramiro Mato García-Ansorena	Chairman	External independent director
Homaira Akbari	Member	External independent director
Álvaro Cardoso de Souza	Member	External independent director
Sol Daurella Comadrán	Member	External independent director
Belén Romana García	Member	External independent director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		100%
% of other external directors		0%

Innovation and technology committee
Name	Position	Type
R. Martín Chávez Márquez	Chairman	External independent director
Ana Botín-Sanz de Sautuola y O'Shea	Member	Executive director
José Antonio Álvarez Álvarez	Member	Executive director
Bruce Carnegie-Brown	Member	External independent director
Homaira Akbari	Member	External independent director
Henrique de Castro	Member	External independent director
Belén Romana García	Member	External independent director

% of executive directors		28.58%
% of proprietary directors		0.00%
% of independent directors		71.42%
% of other external directors		0.00%

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2020		FY 2019		FY 2018		FY 2017
	Number	%	Number	%	Number	%	Number	%
Audit committee	3	60.00%	3	60.00%	2	50.00%	2	50.00%
Responsible banking, sustainability and culture committee	3	60.00%	5	62.50%	5	62.50%	—	0.00%
Innovation and technology committee	3	42.85%	3	37.50%	3	42.85%	4	44.40%
Nomination committee	1	33.33%	2	40.00%	1	25.00%	1	20.00%
Remuneration committee	1	20.00%	1	20.00%	1	20.00%	1	20.00%
Risk supervision, regulation and compliance committee	1	20.00%	2	40.00%	2	33.30%	2	33.30%
Executive committee	2	33.33%	2	28.50%	2	25.00%	1	14.29%
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
Banco Santander (Brasil) S.A. (Cayman Islands Branch)
This chart shows the transactions and the results obtained by the Bank at 31 December 2020 with Group entities resident in countries or territories that were considered tax havens pursuant to Spanish legislation, at such date.
These results, and the balances indicated below, were eliminated in the consolidation process. See note 3 to the 2020 Consolidated financial statements for more information on offshore entities.
The amount shown on the right corresponds to positive results relating to contracting of derivatives (includes branches in New York and London of Banco Santander, S.A.).
The referred derivatives had a net positive market value of EUR 125 million in the Bank and covered the following transactions:
- 68 Non Delivery Forwards.
- 207 Swaps.
- 71 Cross Currency Swaps.
- 5 Options.
- 111 Forex.
		84,870
	The amount shown on the right corresponds to negative results relating to deposits with the New York branch of Banco Santander, S.A. (liability) which were cancelled at 31 December 2020.	1,503
	The amount shown on the right corresponds to positive results relating to deposits with the London branch of Banco Santander, S.A. (asset) which were cancelled at 31 December 2020.	769
	The amount shown on the right corresponds to positive results relating to fixed income securities-subordinated instruments (asset). This relates to the investment in November 2018 in two subordinated instruments (Tier I Subordinated Perpetual Notes and Tier II Subordinated Notes due 2028) with an amortised cost of EUR 2.057 million as at 31 December 2020.	146,552
	The amount shown on the right corresponds to negative results relating to interests and commissions concerning correspondent accounts (includes Hong Kong branch of Banco Santander, S.A.) (liability). This relates to correspondent accounts with a credit balance of EUR 42 million at 31 December 2020.	85
D.5 List any significant transactions, by virtue of their amount or relevance, between the company or its group and other related parties, not reported in the previous sections.
Not applicable.

Annual report 2020	Contents
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
Complies ☑ Explain ☐
2. When the listed company is controlled, pursuant to the meaning established in Article 42 of the Commercial Code, by another listed or non-listed entity, and has, directly or through its subsidiaries, business relationships with that entity or any of its subsidiaries (other than those of the listed company) or carries out activities related to the activities of any of them, this is reported publicly, with specific information about:
a) The respective areas of activity and possible business relationships between, on the one hand, the listed company or its subsidiaries and, on the other, the parent company or its subsidiaries.
b) The mechanisms established to resolve any conflicts of interest that may arise.
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
Complies ☑ Partially complies ☐ Explain ☐
4. The company should define and promote a policy for communication and contact with shareholders and institutional investors within the framework of their involvement in the company, as well as with proxy advisors, that complies in full with the rules on market abuse and gives equal treatment to shareholders who are in the same position. The company should make said policy public through its website, including information regarding the way in which it has been implemented and the parties involved or those responsible its implementation.
Further, without prejudice to the legal obligations of disclosure of inside information and other regulated information, the company should also have a general policy for the communication of economic-financial, non-financial and corporate information through the channels it considers appropriate (media, social media or other channels) that helps maximise the dissemination and quality of the information available to the market, investors and other stakeholders.
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
Complies ☐ Partially complies ☑ Explain ☐
Our April 2020 AGM authorised the board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 10% of the share capital. As an exception, these limits for the issuance without pre-emptive rights do not apply to capital increases to allow the potential conversion of contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET1 ratio falls below a pre-established threshold).
Banco Santander publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation. See section 2.2 'Authority to increase capital'.
6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the AGM, even if their distribution is not obligatory:
a) Report on auditor independence.
b) Reviews of the operation of the audit committee and the nomination and remuneration committees.
c) Audit committee report on third-party transactions.
Complies ☑ Partially complies ☐ Explain ☐
7. The company should broadcast its general meetings live on the corporate website.
The company should have mechanisms that allow the delegation and exercise of votes by electronic means and even, in the case of large-cap companies and, to the extent that it is proportionate, attendance and active participation in the general shareholders’ meeting.
Complies ☑ Explain ☐
8. The audit committee should strive to ensure that the financial statements that the board of directors presents to the general shareholders’ meeting are drawn up in accordance to accounting legislation. And in those cases

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
where the auditors includes any qualification in its report, the chairman of the audit committee should give a clear explanation at the general meeting of their opinion regarding the scope and content, making a summary of that opinion available to the shareholders at the time of the publication of the notice of the meeting, along with the rest of proposals and reports of the board.
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
Complies ☑ Explain ☐
14. The board of directors should approve a policy aimed at promoting an appropriate composition of the board that:
a) is concrete and verifiable;
b) ensures that appointment or re-election proposals are based on a prior analysis of the competences required by the board; and
c) favours diversity of knowledge, experience, age and gender. Therefore, measures that encourage the company to have a significant number of female senior managers are considered to favour gender diversity.
The results of the prior analysis of competences required by the board should be written up in the nomination committee’s explanatory report, to be published when the general shareholders’ meeting is convened that will ratify the appointment and re-election of each director.
The nomination committee should run an annual check on compliance with this policy and set out its findings in the annual corporate governance report.
Complies ☑ Partially complies ☐ Explain ☐
15. Proprietary and independent directors should constitute an ample majority on the board of directors, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.
Further, the number of female directors should account for at least 40% of the members of the board of directors before the end of 2022 and thereafter, and not less than 30% previous to that.
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
Complies ☑ Explain ☐

Annual report 2020	Contents
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
Complies ☑ Partially complies ☐ Explain ☐
19. Following verification by the nomination committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.
Complies ☐ Partially complies ☐ Explain ☐ Not applicable ☑
20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the number of the latter should be reduced accordingly.
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
21. The board of directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a proposal from the nomination committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.
The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.
Complies ☑ Explain ☐
22. Companies should establish rules obliging directors to disclose any circumstance that might harm the organisation’s name or reputation, related or not to their actions within the company, and tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial.
When the board is informed or becomes aware of any of the situations mentioned in the previous paragraph, the board of directors should examine the case as soon as possible and, attending to the particular circumstances, decide, based on a report from the nomination and remuneration committee, whether or not to adopt any measures such as opening of an internal investigation, calling on the director to resign or proposing his or her dismissal. The board should give a reasoned account of all such determinations in the annual corporate governance report, unless there are special circumstances that justify otherwise, which must be recorded in the minutes. This is without prejudice to the information that the company must disclose, if appropriate, at the time it adopts the corresponding measures.
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
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
24. Directors who give up their position before their tenure expires, through resignation or resolution of the general meeting, should state the reasons for this decision, or in the case of non-executive directors, their opinion of the reasons for the general meeting resolution, in a letter to be sent to all members of the board.
This should all be reported in the annual corporate governance report, and if it is relevant for investors, the company should publish an announcement of the departure as rapidly as possible, with sufficient reference to the reasons or circumstances provided by the director.
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
25. The nomination committee should ensure that non-executive directors have sufficient time available to discharge their responsibilities effectively.
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
Complies ☑ Partially complies ☐ Explain ☐

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
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
The evaluation of board committees should start from the reports they send to the board of directors, while that of the board itself should start from the report of the nomination committee.
Every three years, the board of directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the nomination committee.
Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.
The process followed and areas evaluated should be detailed in the annual corporate governance report.
Complies ☑ Partially complies ☐ Explain ☐
37. When there is an executive committee, there should be at least two non-executive members, at least one of whom should be independent; and its secretary should be the secretary of the board of directors.
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
38. The board should be kept fully informed of the matters discussed and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐

Annual report 2020	Contents
39. All members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters, both financial and non-financial.
Complies ☑ Partially complies ☐ Explain ☐
40. Listed companies should have a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the board’s non-executive chairman or the chairman of the audit committee.
Complies ☑ Partially complies ☐ Explain ☐
41. The head of the unit handling the internal audit function should present an annual work programme to the audit committee, for approval by this committee or the board, inform it directly of any incidents or scope limitations arising during its implementation, the results and monitoring of its recommendations, and submit an activities report at the end of each year.
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
42. The audit committee should have the following functions over and above those legally assigned:
1. With respect to internal control and reporting systems:
a) Monitor and evaluate the preparation process and the integrity of the financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, where appropriate, to the group – including operating, technological, legal, social, environmental, political and reputational risks or those related to corruption – reviewing compliance with regulatory requirements, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.
b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and removal of the head of the internal audit service; propose the service’s budget; approve or make a proposal for approval to the board of the priorities and annual work programme of the internal audit unit, ensuring that it focuses primarily on the main risks the company is exposed to (including reputational risk); receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.
c) Establish and supervise a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors or subcontractors, to report irregularities of potential significance, including financial and accounting irregularities, or those of any other nature, related to the company, that they notice within the company or its group. This mechanism must guarantee confidentiality and enable communications to be made anonymously, respecting the rights of both the complainant and the accused party.
d) In general, ensure that the internal control policies and systems established are applied effectively in practice.
2. With regard to the external auditor:
a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.
b) Ensure that the remuneration of the external auditor, does not compromise its quality or independence.
c) Ensure that the company notifies any change of external auditor through the CNMV, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.
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
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
45. Risk control and management policy should identify or establish at least:
a) The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks, and risks relating to corruption), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.
b) A risk control and management model based on different levels, of which a specialised risk committee will form part when sector regulations provide or the company deems it appropriate.
c) The level of risk that the company considers acceptable.
d) The measures in place to mitigate the impact of identified risk events should they occur.
e) The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.
Complies ☑ Partially complies ☐ Explain ☐
46. Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the audit committee or some other specialised board committee. This internal department or unit should be expressly charged with the following responsibilities:

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
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
Complies ☑ Partially complies ☐ Explain ☐
47. Members of the nomination and remuneration committee-or of the nomination committee and remuneration committee, if separately constituted - should be chosen procuring they have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent directors.
Complies ☑ Partially complies ☐ Explain ☐
48. Large cap companies should have formed separate nomination and remuneration committees.
Complies ☑ Explain ☐ Not applicable ☐
49. The nomination committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.
When there are vacancies on the board, any director may approach the nomination committee to propose candidates that it might consider suitable.
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
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
53. The task of supervising compliance with the policies and rules of the company in the environmental, social and corporate governance areas, and internal rules of conduct, should be assigned to one board committee or split between several, which could be the audit committee, the nomination committee, a committee specialised in sustainability or corporate social responsibility, or a dedicated committee established by the board under its powers of self-organisation. Such a committee should be made up solely of non-executive directors, the majority being independent and specifically assigned the following minimum functions.
Complies ☑ Partially complies ☐ Explain ☐
54. The minimum functions referred to in the previous recommendation are as follows:
a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules, and ensure that the corporate culture is aligned with its purpose and values.
b) Monitor the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way in which the entity communicates and relates with small and medium-sized shareholders should be monitored.
c) Periodically evaluate the effectiveness of the company’s corporate governance system and environmental and social policy, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.
d) Ensure the company’s environmental and social practices are in accordance with the established strategy and policy.
e) Monitor and evaluate the company’s interaction with its stakeholder groups.
Complies ☑ Partially complies ☐ Explain ☐
55. Environmental and social sustainability policies should identify and include at least:

Annual report 2020	Contents
a) The principles, commitments, objectives and strategy regarding shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of corruption and other illegal conducts.
b) The methods or systems for monitoring compliance with policies, associated risks and their management.
c) The mechanisms for supervising non-financial risk, including that related to ethical aspects and business conduct.
d) Channels for stakeholder communication, participation and dialogue.
e) Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.
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
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
59. The payment of the variable components of remuneration is subject to sufficient verification that previously established performance, or other, conditions have been effectively met. Entities should include in their annual directors’ remuneration report the criteria relating to the time required and methods for such verification, depending on the nature and characteristics of each variable component.
Additionally, entities should consider establishing a reduction clause (‘malus’) based on deferral for a sufficient period of the payment of part of the variable components that implies total or partial loss of this remuneration in the event that prior to the time of payment an event occurs that makes this advisable.
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
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
62. Following the award of shares, options or financial instruments corresponding to the remuneration schemes, executive directors should not be able to transfer their ownership or exercise them until a period of at least three years has elapsed.
Except for the case in which the director maintains, at the time of the transfer or exercise, a net economic exposure to the variation in the price of the shares for a market value equivalent to an amount of at least twice his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.
The foregoing shall not apply to the shares that the director needs to dispose of to meet the costs related to their acquisition or, upon favourable assessment of the nomination and remuneration committee to address an extraordinary situation.
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated.
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.
For the purposes of this recommendation, payments for contractual termination include any payments whose accrual or payment obligation arises as a consequence of or on the occasion of the termination of the contractual relationship that linked the director with the company, including previously unconsolidated amounts for long-term savings schemes and the amounts paid under post-contractual non-compete agreements.
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐
List whether any directors voted against or abstained from voting on the approval of this Report.
Yes ☐ No ☑
I declare that the information included in this statistical annex are the same and are consistent with the descriptions and information included in the annual corporate governance report published by the company.

Annual report 2020	Contents
9.3 Table on compliance with or explanations of recommendations on corporate governance

Recommendation	Comply / Explain	Information
1	Comply	See section 3.2 'Shareholder rights'.
2	Not applicable	See 'Conflicts of interest' in section 4.12. and section 2.3 'Significant shareholders'.
3	Comply	See section 3.1 'Shareholder engagement'.
4	Comply	See section 3.1 'Shareholder engagement'.
5	Partially comply
At our April 2020 AGM, the board was authorised to increase share capital without pre-emptive rights for shareholders, with a limit of 10% of the share capital then in issue. However, this limit on issuing shares without pre-emptive rights do not apply to capital increases to convert contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET1 ratio falls below a pre-established threshold).
Banco Santander publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation. See section 2.2 'Authority to increase capital'.

6	Comply
See sections 4.5 'Audit committee activities in 2020', 4.6 'Nomination committee activities in 2020', 4.7 'Remuneration committee activities in 2020', 4.8 'Risk supervision, regulation and compliance committee activities in 2020', 4.9 'Responsible banking, sustainability and culture committee activities in 2020', 4.10 'Innovation and technology committee activities in 2020' and 4.12 'Related-party transactions and conflicts of interest'.

7	Comply	See 'Engagement with shareholders in 2020' in section 3.1, 'Shareholder participation at general meetings' in section 3.2 and section 3.6 'Our coming 2021 AGM'.
8	Comply	See 'Rules and regulations of the board' in section 4.3 and section 4.5 'Audit committee activities in 2020'.
9	Comply	See 'Participation of shareholders at the general meeting' in section 3.2.
10	Comply	See 'Supplement to the annual general meeting notice' in section 3.2.
11	Not applicable	See section 3.6 'Our coming 2021 AGM'.
12	Comply	See section 4.3 'Board functioning and effectiveness'.
13	Comply	See 'Size' in section 4.2.
14	Comply
See 'Diversity' and 'Election, renewal and succession of directors' in section 4.2, 'Rules and regulations of the board' in section 4.3, 'Duties and activities in 2020' in section 4.6, section 5 'Management team' and 'Responsible banking' chapter.

15	Comply	See section 4.2 'Board composition'.
16	Comply	See 'Composition by type of director' in section 4.2.
17	Comply	See 'Composition by type of director' and 'Election, renewal and succession of directors' in section 4.2.
18	Comply	See 'Corporate website' in section 3.1 and section 4.1 'Our directors'.
19	Not applicable	See 'Composition by type of director' and 'Tenure and equity ownership' in section 4.2.
20	Comply	See 'Election, renewal and succession of directors' in section 4.2.
21	Comply	See 'Election, renewal and succession of directors' in section 4.2.
22	Comply	See 'Election, renewal and succession of directors' in section 4.2, 'Rules and regulations of the board' in section 4.3 and 'Duties and activities in 2020' in section 4.6.
23	Comply	See 'Election, renewal and succession of directors' in section 4.2.
24	Comply	See 'Election, renewal and succession of directors' in section 4.2, 'Rules and regulations of the board' in section 4.3 and 'Duties and activities in 2020' in section 4.6.
25	Comply	See 'Board and committees attendance' in section 4.3 and 'Duties and activities in 2020' in section 4.6.
26	Comply	See 'Board meetings' and 'Board and committee attendance' in section 4.3.
27	Comply	See 'Board meetings' and 'Board and committee attendance' in section 4.3.
28	Comply	See 'Board meetings' in section 4.3.
29	Comply	See 'Board meetings' in section 4.3.
30	Comply	See 'Training of directors and induction programmes for new directors' in section 4.3.
31	Comply	See 'Board meetings' in section 4.3.
32	Comply	See section 3.1 'Shareholder engagement' and 'Duties and activities in 2020' in section 4.6.
33	Comply	See section 4.3 'Board functioning and effectiveness'.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Recommendation	Comply / Explain	Information
34	Comply	See 'Lead independent director' in section 4.3.
35	Comply	See 'Secretary of the board' in section 4.3.
36	Comply	See 'Board assessment in 2020' in section 4.3.
37	Comply	See 'Rules and regulations of the board' in section 4.3 and 'Composition' in section 4.4.
38	Comply	See 'Committee meetings' in section 4.3 and section 4.4 'Executive committee activities in 2020'.
39	Comply	See 'Rules and regulations of the board' in section 4.3 and 'Composition' in section 4.5.
40	Comply	See 'Duties and activities in 2020' in section 4.5 and section 8.5 'Monitoring'.
41	Comply	See 'Rules and regulations of the board' in section 4.3 and 'Duties and activities in 2020' in section 4.5.
42	Comply	See 'Rules and regulations of the board' in section 4.3 and 'Duties and activities in 2020' in section 4.5.
43	Comply	See 'Committee meetings' in section 4.3.
44	Comply	See 'Duties and activities in 2020' in section 4.5.
45	Comply
See 'Rules and regulations of the board' in section 4.3, 'Duties and activities in 2020' in section 4.5, 'Duties and activities in 2020' in section 4.8 and the 'Risk management and compliance' chapter.

46	Comply	See 'Duties and activities in 2020' in section 4.5,'Duties and activities in 2020' in section 4.8 and the 'Risk management and compliance' chapter.
47	Comply	See 'Composition' in section 4.6 and 'Composition' in section 4.7.
48	Comply	See 'Structure of board committees' in section 4.3.
49	Comply	See 'Duties and activities in 2020' in section 4.6.
50	Comply	See 'Duties and activities in 2020' in section 4.7.
51	Comply	See 'Duties and activities in 2020' in section 4.7.
52	Comply
See 'Rules and regulations of the board' and 'Committee meetings' in section 4.3 and sections 4.8 'Risk supervision, regulation and compliance committee activities in 2020' and 4.9 'Responsible banking, sustainability and culture committee activities in 2020'.

53	Comply
See 'Rules and regulations of the board' in section 4.3, 'Duties and activities in 2020' in section 4.6, 'Duties and activities in 2020' in section 4.8 and 'Duties and activities in 2020' in section 4.9.

54	Comply
See 'Rules and regulations of the board' in section 4.3, 'Duties and activities in 2020' in section 4.6, 'Duties and activities in 2020' in section 4.8 and 'Duties and activities in 2020' in section 4.9.

55	Comply	See 'Duties and activities in 2020' in section 4.9 and 'Responsible Banking' chapter.
56	Comply
See sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2020', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.

57	Comply
See sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2020', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.

58	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.
59	Comply	See section 6.3 'Remuneration of directors for executive duties'.
60	Comply	See section 6.3 'Remuneration of directors for executive duties'.
61	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.
62	Comply
See 'Duties and activities in 2020' in section 4.7, section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.

63	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.
64	Comply
See 'Duties and activities in 2020' in section 4.7 and sections 6.1 'Principles of the remuneration policy', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2021, 2022 and 2023 submitted to a binding shareholder vote'.

Annual report 2020	Contents
9.4 Reconciliation to the CNMV’s remuneration report model

Section in the CNMV model	Included in statistical report	Further information elsewhere and comments
A. Remuneration policy for the present fiscal year
A.1	No	•See section 6.4. •See sections 4.7 and 6.5. •See 'Summary of link between risk, performance and reward' in section 6.3.
A.2	No	See section 6.4.
A.3	No	See section 6.4.
A.4	No	See section 6.5.
B. Overall summary of application of the remuneration policy over the last fiscal year
B.1	No	See sections 6.1, 6.2. and 6.3.
B.2	No	See 'Summary of link between risk, performance and reward' in section 6.3.
B.3	No	See sections 6.2 and 6.3.
B.4	No	See section 6.5.
B.5	No	See section 6.2 and 6.3
B.6	No	See 'Gross annual salary' in section 6.3.
B.7	No	See 'Variable remuneration' in section 6.3.
B.8	No	Not applicable.
B.9	No	See 'Main features of the benefit plans' in section 6.3.
B.10	No	See 'Other remuneration' in section 6.3.
B.11	No	See 'Terms and conditions of executive directors´ contracts' in section 6.4.
B.12	No	No remuneration for this component.
B.13	No	See note 5 to the consolidated financial statements.
B.14	No	See 'Insurance and other remuneration and benefits in kind' in section 6.4.
B.15	No	See 'Remuneration of board members as representatives of the Bank' in section 6.3.
B.16	No	No remuneration for this component.
C. Breakdown of the individual remuneration of directors
C	Yes	See section 9.5.
C.1 a) i)	Yes	See section 9.5.
C.1 a) ii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 b) i)	Yes	See section 9.5.
C.1 b) ii)	No	Not awarded.
C.1 b) iii)	No	Not awarded.
C.1 b) iv)	No	Not awarded.
C.1 c)	Yes	See section 9.5.
D. Other information of interest
D	No	See section 4.7

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
9.5 Statistical information on remuneration required by the CNMV
B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR ENDED
B.4 Report on the result of non-binding vote at General Shareholders´ Meeting on annual report on remuneration from previous year, indicating the number of votes against, as the case may be.

	Number	% of total
Votes cast	10,429,789,366	96.55%

	Number	% of total
Votes against	649,059,435	6.01%
Votes in favour	9,777,014,101	90.51%
Abstentions	372,790,860	3.45%
C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Directors	Type	Period of accrual in year 2020
Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive	From 01/01/2020 to 31/12/2020
Mr José Antonio Álvarez Álvarez	Executive	From 01/01/2020 to 31/12/2020
Mr Bruce Carnegie-Brown	Independent	From 01/01/2020 to 31/12/2020
Ms Homaira Akbari	Independent	From 01/01/2020 to 31/12/2020
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea	Other external	From 01/01/2020 to 31/12/2020
Mr Álvaro Antonio Cardoso de Souza	Independent	From 01/01/2020 to 31/12/2020
Mr Ramón Martín Chávez Márquez	Independent	From 27/10/2020 to 31/12/2020
Ms Sol Daurella Comadrán	Independent	From 01/01/2020 to 31/12/2020
Mr Henrique Manuel Drummond Borges Cirne de Castro	Independent	From 01/01/2020 to 31/12/2020
Ms Gina Díez Barroso	Independent	From 22/12/2020 to 31/12/2020
Mr Luis Isasi Fernández de Bobadilla	Independent	From 19/05/2020 to 31/12/2020
Mr Ramiro Mato García-Ansorena	Independent	From 01/01/2020 to 31/12/2020
Mr Sergio Rial	Executive	From 30/05/2020 to 31/12/2020
Ms Belén Romana García	Independent	From 01/01/2020 to 31/12/2020
Mrs Pamela Ann Walkden	Independent	From 01/01/2020 to 31/12/2020
Mr Rodrigo Echenique Gordillo	Other external	From 01/01/2020 to 22/12/2020
Mr Ignacio Benjumea Cabeza de Vaca	Other external	From 01/01/2020 to 05/05/2020
Mr Guillermo de la Dehesa Romero	Other external	From 01/01/2020 to 03/04/2020
Ms Esther Giménez-Salinas i Colomer	Independent	From 01/01/2020 to 27/10/2020

Annual report 2020	Contents
C.1 Complete the following tables on individual remuneration of each director (including the remuneration for exercising executive functions) accrued during the year.
a) Remuneration from the reporting company:
I) Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration1	Severance pay	Other grounds	Total year 2020	Total year 2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	77	55	157	3,176	534	828	—	525	5,352	6,119
Mr José Antonio Álvarez Álvarez	77	49	144	2,541	290	559	—	710	4,370	4,957
Mr Bruce Carnegie-Brown	326	82	187	—	—	—	—	—	595	700
Ms Homaira Akbari	77	79	46	—	—	—	—	—	202	226
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea	77	45	—	—	—	—	—	—	122	137
Mr Álvaro Antonio Cardoso de Souza	136	60	47	—	—	—	—	—	243	276
Mr Ramón Martín Chávez Márquez	8	15	14	—	—	—	—	—	37	—
Ms Sol Daurella Comadrán	77	82	55	—	—	—	—	—	214	240
Mr Henrique Manuel Drummond Borges Cirne de Castro	77	85	55	—	—	—	—	—	217	86
Ms Gina Díez Barroso	2	2	—	—	—	—	—	—	4	—
Mr Luis Isasi Fernández de Bobadilla	44	43	116	—	—	—	—	740	943	—
Mr Ramiro Mato García-Ansorena	119	86	225	—	—	—	—	—	430	500
Mr Sergio Rial	42	21	—	—	—	—	—	—	63	—
Ms Belén Romana García	98	94	225	—	—	—	—	—	417	525
Mrs Pamela Ann Walkden	114	66	34	—	—	—	—	—	214	34
Mr Rodrigo Echenique Gordillo	75	60	20	—	—	414	1,800	—	2,369	3,926
Mr Ignacio Benjumea Cabeza de Vaca	35	43	95	—	—	—	—	102	275	524
Mr Guillermo de la Dehesa Romero	23	28	57	—	—	—	—	—	108	399
Ms Esther Giménez-Salinas i Colomer	64	71	56	—	—	—	—	—	191	228
Mr Carlos Fernández González	—	—	—	—	—	—	—	—	—	214

Comments
1. Includes deferred amounts from the 2016 deferred and conditional variable remuneration plan subject to long term metrics for Ana Botín, José Antonio Álvarez and Rodrigo Echenique, of which only a third was paid in 2020.

Resposible banking	Corporate governance report	Economic and financial review	Risk management and compliance
II) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of year 2020		Financial instruments granted at start of year 2020		Financial instruments consolidated during 2020				Instruments matured but not exercised	Financial instruments at end of year 2020
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Net proft from shares handed over or consolidated fnancial instruments (EUR thousand)	No. of instruments	No. of instruments	No of equivalent shares
Ms Ana Botín- Sanz de Sautuola y O’Shea	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	216,308	216,308	—	—	165,043	165,043	2.685	443	51,265	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	206,775	206,775	—	—	—	—	—	—	—	206,775	206,775
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	309,911	309,911	—	—	—	—	—	—	—	309,911	309,911
	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	319,390	319,390	—	—	—	—	—	—	—	319,390	319,390
	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020)	—	—	310,615	310,615	198,792	198,792	2.685	534	—	111,823	111,823

		Financial instruments at start of year 2020		Financial instruments granted at start of year 2020		Financial instruments consolidated during 2020				Instruments matured but not exercised	Financial instruments at end of year 2020
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Net proft from shares handed over or consolidated fnancial instruments (EUR thousand)	No. of instruments	No. of instruments	No of equivalent shares
Mr José Antonio Álvarez Álvarez	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	145,998	145,998	—	—	111,396	111,396	2.685	299	34,602	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	138,283	138,283	—	—	—	—	—	—	—	138,283	138,283
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	207,097	207,097	—	—	—	—	—	—	—	207,097	207,097
	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	213,449	213,449	—	—	—	—	—	—	—	213,449	213,449
	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020)	—	—	168,715	168,715	107,976	107,976	2.685	290	—	60,739	60,739

Annual Report 2020	Contents

		Financial instruments at start of year 2020		Financial instruments granted at start of year 2020		Financial instruments consolidated during 2020				Instruments matured but not exercised	Financial instruments at end of year 2020
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Net proft from shares handed over or consolidated fnancial instruments (EUR thousand)	No. of instruments	No. of instruments	No of equivalent shares
Mr Rodrigo Echenique Gordillo	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	108,134	108,134	—	—	82,506	82,506	2.685	222	25,628	—	—
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	107,764	107,764	—	—	—	—	—	—	—	107,764	107,764
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	164,462	164,462	—	—	—	—	—	—	—	164,462	164,462
	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	98,092	98,092	—	—	—	—	—	—	—	98,092	98,092

Comments
After reviewing the results of the 1st cycle of the deferred variable remuneration plan linked to multi-year targets (2016), the board of directors confirmed in 2020, upon recommendation from the remunerations committee, a 76.3% achievement of the long-term metrics of the plan, and the amounts of the pending deliveries for each executive director, payable in February 2020, 2021 and 2022 in connection with this plan.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
III) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,155
Mr José Antonio Álvarez Álvarez	864

	Contribution over the year from the company (EUR thousand)
	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Amount of accumulated funds (EUR thousand)
					2020		2019
Name	2020	2019	2020	2019	Systems with consolidated economic rights	Systems with unconsolidated economic rights	Systems with consolidated economic rights	Systems with unconsolidated economic rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,155	1,145	—	—	49,444	—	48,104	—
Mr José Antonio Álvarez Álvarez	864	858	—	—	18,082	—	17,404	—
Mr Rodrigo Echenique Gordillo	—	—	—	—	—	—	13,268	—
iv) Details of other items (Thousands of EUR)

Name	Item	Amount remunerated
Ms Ana Botín-Sanz de Sautuola y O’Shea	Life and accident insurance and fixed remuneration supplement insurance	584
	Other remuneration	22

Name	Item	Amount remunerated
Mr José Antonio Álvarez Álvarez	Life and accident insurance and fixed remuneration supplement insurance	1,045
	Other remuneration	9
b) Remuneration of the company directors for seats on the boards of other group companies:
i) Remuneration in cash (Thousands of EUR)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2020	Total year 2019
Ms Homaira Akbari	184	—	—	—	—	—	—	—	184	—
Mr Álvaro Antonio Cardoso de Souza	310	—	—	—	—	—	—	25	335	325
Mr Ramón Martín Chávez Márquez	17	—	—	—	—	—	—	—	17	—
Mr Henrique Manuel Drummond Borges Cirne de Castro	17	—	—	—	—	—	—	—	17	—
Ms Gina Díez Barroso	14	—	—	—	—	—	—	—	14	—
Mr Sergio Rial	—	—	—	2,175	1,664	—	—	181	4,020	—

Annual report 2020	Contents
ii) Table of changes in share/based remunerations schemes and gross profit from consolidated shares of financial instruments

		Financial instruments at start of year 2020		Financial instruments granted at start of year 2020		Financial instruments consolidated during 2020				Instruments matured but not exercised	Financial instruments at end of year 2020
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Net proft from shares handed over or consolidated fnancial instruments (EUR thousand)	No. of instruments	No. of instruments	No of equivalent shares
Mr Sergio Rial	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020)	—	—	355,263	355,263	227,367	227,367	7.32	1,664	—	127,896	127,896
iii) Long term saving systems

Name	Remuneration from consolidation of rights to savings system
Mr Sergio Rial	693

	Contribution over the year from the company (EUR thousand)
	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Amount of accumulated funds (EUR thousand)
					2020		2019
Name	2020	2019	2020	2019	Systems with consolidated economic rights	Systems with unconsolidated economic rights	Systems with consolidated economic rights	Systems with unconsolidated economic rights
Mr Sergio Rial	693	—	—	—	—	—	—	—
iv) Detail of other items (Thousands of EUR)

Name	Item	Amount Remunerated 2020
Mr Sergio Rial	Fundo de Pensão do Governo	174
	Other remuneration	7

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
c) Summary of remuneration (Thousands of EUR)
The summary should include the amounts corresponding to all the items of remuneration included in this report that have been accrued by the director, in thousand euros.

	Remuneration accrued in the company						Remuneration accrued in group companies
Name	Total cash remuneration[1]	Gross profit on consolidated shares or financial instruments1	Contributions to the long-term savings plan	Remuneration for other items	Total 2020	Total 2019	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2020	Total 2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	5,352	977	1,155	606	8,090	9,954	—	—	—	—	—	—
Mr José Antonio Álvarez Álvarez	4,370	589	864	1,054	6,877	8,270	—	—	—	—	—	—
Mr Bruce Carnegie-Brown	595	—	—	—	595	700	—	—	—	—	—	—
Ms Homaira Akbari	202	—	—	—	202	226	184	—	—	—	184	—
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea	122	—	—	—	122	137	—	—	—	—	—	—
Mr Álvaro Antonio Cardoso de Souza	243	—	—	—	243	276	335	—	—	—	335	325
Mr Ramón Martín Chávez Márquez	37	—	—	—	37	—	17	—	—	—	17	—
Ms Sol Daurella Comadrán	214	—	—	—	214	240	—	—	—	—	—	—
Mr Henrique Manuel Drummond Borges Cirne de Castro	217	—	—	—	217	86	17	—	—	—	17	—
Ms Gina Díez Barroso	4	—	—	—	4	—	14	—	—	—	14	—
Mr Luis Isasi Fernández de Bobadilla	943	—	—	—	943	—	—	—	—	—	—	—
Mr Ramiro Mato García-Ansorena	430	—	—	—	430	500	—	—	—	—	—	—
Mr Sergio Rial	63	—	—	—	63	—	4,020	1,664	693	181	6,558	—
Ms Belén Romana García	417	—	—	—	417	525	—	—	—	—	—	—
Mrs Pamela Ann Walkden	214	—	—	—	214	34	—	—	—	—	—	—
Mr Rodrigo Echenique Gordillo	2,369	222	—	4	2,595	4,874	—	—	—	—	—	—
Mr Ignacio Benjumea Cabeza de Vaca	275	—	—	—	275	524	—					—
Mr Guillermo de la Dehesa Romero	108	—	—	—	108	399	—					—
Ms Esther Giménez-Salinas i Colomer	191	—	—	—	191	228	—					—
Mr Carlos Fernández González	—	—	—	—	—	214	—	—	—	—	—	—
Total	16,366	1,788	2,019	1,664	21,837	27,187	4,587	1,664	693	181	7,125	325

Comments
1. Includes deferred amounts from the 2016 deferred and conditional variable remuneration plan subject to long term metrics for Ana Botín, José Antonio Álvarez and Rodrigo Echenique, of which only a third was paid in 2020.
This annual report on remuneration has been approved by the board of directors of the company, at its meeting on 22 February 2021.
State if any directors have voted against or abstained from approving this report.
Yes ☐ No ☑

Annual report 2020	Contents
Author: Santi Alvite
Economic
and financial
review

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Annual report 2020	Contents
1. Economic, regulatory and competitive context
In 2020, Santander operated in an extraordinarily complex environment characterized by the pandemic and the measures to alleviate its economic impact. The crisis has been global, severe and abrupt, and has generated enormous uncertainty given the impossibility of predicting its scope and duration. Most of the economies in which the bank operates responded with tough policies and notable coordination between their fiscal, financial and monetary counterparts to limit permanent damage from lockdown measures. Nonetheless, hopes raised by better treatments, more targeted outbreak responses and the effective vaccines announced in the final months of the year contained the situation towards the end of the year and led to better expectations that were reflected in financial markets.
Economic performance by geography was as follows:
•Eurozone (GDP: -6.8% estimated in 2020). The economic contraction led to a strong policy response. The European Central Bank (ECB) eased funding conditions through expansionary measures, complemented with temporary regulatory and supervisory measures to boost lending. The European Union (EU) supported countries adopting expansionary fiscal policies and set up funds to provide liquidity.
•Spain (GDP: -11 in 2020). The recession in Spain was more severe compared against the euro area average, owing to its greater exposure to the tourist industry and the stronger impact of the first wave of the pandemic. Unemployment rose to 16.1% in Q4'20. Inflation was negative at the end of the year (-0.5% year-on-year in December), due to contracting demand and lower energy prices.
•United Kingdom (GDP: -9.9% in 2020). The pandemic hit the British economy hard (particularly the service sector), which for some time overshadowed post-Brexit relationships with the EU. Inflation was low (0.6% in December) and unemployment (5% in October) remained under control thanks to government employment protection schemes. The UK's official interest rate has been 0.1% since March.
•Portugal (GDP: -7.6% in 2020). The covid-19 crisis affected the service sector the most, which had a direct impact on tourism. Unemployment (7.1% in Q4'20) will continue to rise. There was no inflation, standing at -0.2% in December. Portugal's fiscal deficit amounted to 3.6% of GDP through Q3'20.
•Poland (GDP: -2.8% in 2020). The recession was less severe than in surrounding countries due to better private consumption and external demand. Unemployment rose to 3.4% in Q3'20, although inflation remained high (2.4% in December). Poland's official interest rate has been at 0.1% since May.
•United States (GDP: -3.5% in 2020). Overall fiscal stimulus packages and softer restrictions caused the economy to shrink less than in other regions. As a result, after peaking at 14.7%, recovery enabled unemployment to fall to 6.7% in December. The shock exerted downward pressure on inflation. After cutting interest rates to 0-0.25%, the Federal Reserve activated a range of facilities to stabilize markets and encourage lending.
•Mexico (GDP: -8.5% preliminary in 2020). The pandemic and ensuing restrictions led to a sharp slump in the Mexican economy. Recovery began in Q3'20 on the back of manufacturing and exports, despite weak domestic demand. After a temporary rebound, inflation moderated at year-end (3.2%). Mexico's central bank lowered the official interest interest rate to 4.25% (from 7.25% at the end of 2019).
•Brazil (GDP: -4.1% estimated in 2020). The fall in economic activity stemming from the pandemic was more moderate elsewhere in the region due to fiscal support measures that mitigated the fall in Q2'20 and boosted recovery in Q3'20. Inflation rebounded at the end of the year (4.5% in December) while underlying inflation remained low (2.8%). Brazil's central bank cut the official interest rate by 250 bps to a record low of 2.0%.
•Chile (GDP: -6.0% estimated in 2020). The lockdowns and the economic shutdown lasted longer than in other countries, resulting in a late recovery. External demand, measures to boost liquidity and further fiscal stimulus have increased dynamism in recent months. The year ended with inflation at 3% and Chile's central bank cut interest rates by 125 bps to 0.5%.
•Argentina (GDP: -10.4% estimated in 2020). Argentina successfully restructured its foreign debt (99% acceptance), extending maturities and reducing the interest burden. GDP contracted for the third consecutive year. Inflation, which had slowed down in mid-2020, rebounded at year end to monthly rates greater than 3.5%.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The table below shows exchange rates against the euro of our main currencies in 2020 and 2019:

Exchange rates: 1 euro / currency parity

	Average		Period-end
	2020	2019	2020	2019
US dollar	1.140	1.119	1.227	1.123
Pound sterling	0.889	0.877	0.898	0.851
Brazilian real	5.814	4.410	6.373	4.516
Mexican peso	24.364	21.549	24.438	21.220
Chilean peso	902.072	785.558	871.819	845.673
Argentine peso	79.555	52.572	103.159	67.258
Polish zloty	4.441	4.297	4.559	4.257
Though financial markets saw several risk averse episodes that coincided with periods of greater uncertainty, they ended 2020 on a more positive note.
As covid-19 spread globally, governments began closing their economies to promote social distancing and combat the pandemic. This spurred on a worldwide recession, which initially caused volatility to skyrocket across all asset classes.
Central banks reacted swiftly. The US Federal Reserve stepped in to support capital markets with interest rate cuts and balance-sheet expansion programmes, providing the liquidity needed to support the system, while bringing long-term government bond yields to historic lows. In Europe, the ECB also adopted monetary stimulus measures and relaxed its collateral policy, reducing peripheral sovereign risk. Meanwhile, Member State governments used fiscal policy to simultaneously deploy unprecedented amounts of liquidity to prop up economies.
The combination and scale of those measures laid the foundation for a gradual return of risk appetite, while the resolution of the US presidential election and, most importantly, news about effective covid-19 vaccines helped invigorate financial markets.
The international banking environment was also affected by the pandemic. The banking sector has been part of the solution, as banks have been channelling significant amounts of support from government policies while adopting measures to help households and businesses cope with the impact to their income.
Several stress exercises carried out by international organizations indicate that international banks' strong solvency and liquidity should prevent a banking crisis even if economic conditions worsen. Banks will have the added challenge of a foreseeable increase in defaults.
In fact, profitability was already lagging in 2020 owing to higher provisions. Increasing profitability amid lower-for-longer interest rates, high indebtedness and non-performing loans remains a difficult task, particularly in Europe, where institutional progress and regulatory harmonization is important in order to increase the sector's efficiency and improve current market valuations.
In developing countries, profitability remains high and bank solvency is at historically high levels. Nevertheless, a sharp macroeconomic deterioration could affect the banking sector.
During the pandemic, the digital transformation has accelerated with a sharp increase in customer interaction through digital channels. Competition and efficiency continue to demand high levels of investment. In addition, the banking sector needs to adapt to the ageing of developed economies and should use new technologies to their advantage to increase access to banking services to the growing middle classes in emerging economies.
Regarding the regulatory framework in 2020, of note was:
A. 2020 prudential framework: key aspects on solvency and resolution.
The financial institutions must meet a set of minimum capital and liquidity requirements. These minimum requirements are regulated by the European capital requirements regulation, better known as CRR, and in the Capital Requirements Directive (CRD). In June 2019 these regulations were significantly modified, so that references to CRR2 and CRDV are understood as such regulations with the latest modifications incorporated respectively.
Among the amendments to the CRR2, it is worth highlighting the introduction of the minimum requirement of TLAC (Total Loss Absorbing Capacity) applicable only to entities of global systemic importance (G-SIBs). This requirement is a minimum requirement for own funds and eligible liabilities (in terms of a percentage of the total risk exposure amount, currently 16% and, after the transitional period, 18%; in terms of a percentage of the total exposure measure, currently 6% and, after the transitional period, 6.75%).
The CRDV, as a directive, must be transposed into the national legal system to be applicable in the Member States. In Spain, the transposition is expected to be developed during 2021. The CRDV includes relevant amendments such as the regulation of Pillar 2 Guidance requirements.
Regarding to the resolution regulations, financial institutions must have an adequate financing structure that allows them, in the event of financial difficulties, to recover their situation or to resolve it, ensuring the protection of depositors and the financial stability.

Annual report 2020	Contents
The directive that regulates the aforementioned resolution framework is the Restructuring and Resolution Directive, BRRD. Like CRR2 and CRDV, BRRD was amended in June 2019. BRRD2 refers BRRD as amended. The transposition of this directive in Spain is also planned for 2021.
The BRRD2 has introduced important modifications to the minimum requirement for own funds and eligible liabilities (MREL). Thus, for example, the aforementioned TLAC requirement is now considered a Pillar 1 resolution requirement for G-SIBs. For large banks (which are defined as those whose total assets exceed EUR 100 billion euros) or those that the resolution authority otherwise considers systemic, the BRRD2 establishes a minimum subordination requirement of 13.5% of risk-weighted assets, or 5% of the exposure of the leverage ratio, whichever is higher. Other entities' subordination requirement will be determined on a case-by-case basis by the resolution authority.
B. Regulatory response to the impacts of covid-19
The severe economic disruption caused by the covid-19 pandemic in 2020 has revealed the importance of institutions' funding functions in contributing to recovery. The competent authorities (national, European and international) have acted by reducing liquidity, capital and operational requirements so financial institutions can continue to provide financing to the economy, while ensuring that such institutions continue to act prudently as they can also be negatively affected by the deterioration of the economic situation.
As part of these measures, the European Central Bank issued a recommendation in March 2020 urging European banks to refrain from paying dividends against 2019 and 2020 financial years. On 27 July, the ECB extended that recommendation to 1 January 2021. On 15 December 2020, the ECB issued its recommendation 2020/35, repealing previous referred recommendations, and by which it recommended that banks under the scope of its direct supervision exercise extreme prudence on dividends and share buy-backs. The ECB asks the banks to consider not distributing any cash dividends or conducting share buy-backs, or to limit such distributions until 30 September 2021. Given the persisting uncertainty over the economic impact of the covid-19 pandemic, the ECB also considers that it would not be prudent for credit institutions to consider making a distribution and share buy-backs amounting to more than 15% of their accumulated profit for the financial years 2019 and 2020, or more than 20 basis points in terms of the CET1 ratio, whichever is lower.
For further details, see section 3.3 'Dividends' in the 'Corporate Governance' chapter.
The national governments have taken measures to address the economic and social impact of covid-19, specifically in the form of legislative moratoria that were aimed at containing non-performing loans (NPLs) and helping the population to meet liquidity needs. Throughout 2020, the European Banking Authority (EBA) adopted a series of guidelines, including the Guidelines on legislative and non-legislative moratoria applied in the context of the covid-19 crisis on 2 April 2020. These guidelines clarify the requirements for public and private moratoria to avoid classification of exposures affected by moratoria as forborne exposures.
Although these guidelines were initially expected to apply to moratoria granted before 30 June 2020, the EBA decided on 2 December 2020 that these guidelines would apply to moratoria requested before 31 March 2021.
Other measures adopted to provide flexibility in complying with these requirements have been the approval and entry into force of the 'quick fix' of the CRR (urgent and extraordinary regulatory measures aimed at making the regulatory framework more flexible in response to covid-19), which modifies CRR2. Among the amendments introduced by the quick fix, it is worth highlighting the extension of the transitional period granted before the pandemic due to the entry into force of IFRS 9, as a result of the sudden and significant increase in provisions for expected credit losses that must be recognized. Additionally, the application of certain provisions of CRR2 has been delayed, such as those relating to the leverage ratio buffer (whose application date is postponed until 1 January 2023), and includes the possibility to exclude from the calculation of such ratio exposures to central banks. Similarly, the date of application of other favourable provisions for entities, such as the support factor for small and medium enterprises (SMEs) and the support factor for infrastructure has been extended.
C. Other regulations: Sustainability
With regard to the integration of sustainable finance in the financial sector, the Taxonomy Regulation (Regulation 2020/852) has been published, which establishes the criteria for determining whether an economic activity qualifies as environmentally sustainable and also lays down disclosure obligations for the financial services sector to be applied on 2022. This taxonomy supplements the rules on sustainability-related disclosures in the financial services sector laid down in Regulation (EU) 2019/2088. In addition, the ECB and Banco de España (Spain's central bank) supervisory expectations will gradually incorporate into the supervisory dialogue the management and disclosure of climate and environmental risks.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
2. Group selected data

BALANCE SHEET (EUR million)	2020	2019	% 2020 vs 2019	2018
Total assets	1,508,250	1,522,695	(0.9)	1,459,271
Loans and advances to customers	916,199	942,218	(2.8)	882,921
Customer deposits	849,310	824,365	3.0	780,496
Total funds A	1,056,127	1,050,765	0.5	980,562
Total equity	91,322	110,659	(17.5)	107,361

INCOME STATEMENT (EUR million)	2020	2019	% 2020 vs 2019 B	2018
Net interest income	31,994	35,283	(9.3)	34,341
Total income	44,279	49,229	(10.1)	48,424
Net operating income	23,149	25,949	(10.8)	25,645
Profit before tax	(2,076)	12,543	—	14,201
Attributable profit to the parent	(8,771)	6,515	—	7,810

EPS, PROFITABILITY AND EFFICIENCY (%)	2020	2019	% 2020 vs 2019	2018
EPS (euro) C	(0.538)	0.347	—	0.430
RoE	(9.80)	6.62		8.21
RoTE	1.95	11.44		11.63
RoA	(0.50)	0.54		0.64
RoRWA	(1.33)	1.33		1.55
Efficiency ratio D	47.0	47.0		47.0

UNDERLYING INCOME STATEMENT D (EUR million)	2020	2019	% 2020 vs 2019 E	2018
Net interest income	31,994	35,283	(9.3)	34,341
Total income	44,600	49,494	(9.9)	48,424
Net operating income	23,633	26,214	(9.8)	25,645
Profit before tax	9,674	14,929	(35.2)	14,776
Attributable profit to the parent	5,081	8,252	(38.4)	8,064

UNDERLYING EPS AND PROFITABILITY D (%)	2020	2019	% 2020 vs 2019	2018
Underlying EPS (euro) C	0.262	0.449	(41.7)	0.446
Underlying RoE	5.68	8.38		8.48
Underlying RoTE	7.44	11.79		12.08
Underlying RoA	0.40	0.65		0.66
Underlying RoRWA	1.06	1.61		1.59

Annual report 2020	Contents

SOLVENCY AND NPLs (%)	2020	2019	2018
Phased-in CET1 F	12.34	11.65	11.47
Phased-in total capital ratio F	16.18	15.05	14.98
NPL ratio	3.21	3.32	3.73
Coverage ratio	76	68	67

THE SHARE, MARKET CAPITALIZATION AND DIVIDEND	2020	2019	% 2020 vs 2019	2018
Number of shareholders	4,018,817	3,986,093	0.8	4,131,489
Shares (millions)	17,341	16,618	4.3	16,237
Share price (euros) C	2.538	3.575	(29.0)	3.807
Market capitalization (EUR million)	44,011	61,986	(29.0)	64,508
Dividend per share (euros) C G	0.0275	0.1917	(85.7)	0.2204
Tangible book value per share (euros) C	3.79	4.18		4.01
Price / Tangible book value per share (X)	0.67	0.86		0.95

CUSTOMERS (thousands)	2020	2019	% 2020 vs 2019	2018
Total customers	148,256	144,795	2.4	139,450
Loyal customers H	22,838	21,556	5.9	19,832
Loyal retail customers	20,901	19,762	5.8	18,095
Loyal SME & corporate customers	1,938	1,794	8.0	1,736
Digital customers I	42,362	36,817	15.1	32,014

OPERATING DATA	2020	2019	% 2020 vs 2019	2018
Number of employees	191,189	196,419	(2.7)	202,713
Number of branches	11,236	11,952	(6.0)	13,217

A. Includes customer deposits, mutual funds, pension funds and managed portfolios.
B. In constant euros: Net interest income: +1.3%; Total income: +0.2%; Net operating income: +1.5%; Attributable profit: +/-.
C. 2018 and 2019 data adjusted for the capital increase in December 2020.
D. In addition to IFRS measures, we present non-IFRS measures including those which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course of our business which are grouped in the ‘net capital gains and provisions’ line and are further detailed at the end of section 3.2 'Results' and in section 8 'Alternative Performance Measures' – of this chapter.

E. In constant euros: Net interest income: +1.3%; Total income: +0.3%; Net operating income: +2.5%; Attributable profit: -29.5%.
F. The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the total phased-in capital ratio includes the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.
G. The board of directors intends for the final remuneration charged to 2020 to be EUR 0.0275 per share in cash. This is the maximum allowed according to the limits established by the European Central Bank (ECB) in its recommendation 2020/63 on 15 December.
H. Active customers who receive most of their financial services from the Group according to the commercial segment to which they belong. Various engaged customer levels have been defined taking profitability into account.
I. Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking ormobile phone or both in the last 30 days.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
3. Group financial performance

Grupo Santander follows IFRS to report our results (see note 1.b to the consolidated financial statements). While the results generally guide the overview of our financial situation provided in this consolidated directors’ report, we also use non-IFRS measures and Alternative Performance Measures (APMs) to asses our performance (see section 8 'Alternative Performance Measures' of this chapter). Thus, main adjustments to our IFRS results consist of:
•Underlying results measures. We present what we call underlying results measures which, in our view, provide a better year-on-year comparison because they exclude items outside the ordinary performance of our business that are grouped in the net capital gains and provisions line, and are further detailed at the end of section 3.2 'Results' of this chapter.
We also present results by business area in section 4 'Financial information by segment' on an underlying basis in accordance with IFRS 8 and reconcile them in aggregate terms to our IFRS consolidated results in note 51.c to the consolidated financial statements.
•Local currency measures. We use certain non-IFRS financial indicators in local currency to asses the ongoing operating performance of our business, which includes the results from our subsidiary banks outside the eurozone (excluding the FX impact). Because changes in exchange rates have a non-operating impact on results, we believe that evaluating performance in local currency provides an additional and meaningful assessment of performance to both management and investors. Section 8 'Alternative Performance Measures' of this chapter explains how we exclude the exchange rate impact from financial measures in local currency.
We have rounded certain figures in this consolidated directors’ report to present them more clearly. Accordingly, in certain instances, the amounts given in the totals columns and rows of tables may not conform exactly to the total figure given for that column or row.

3.1 Situation of Santander
Santander is one of the largest banks in the eurozone. As of December 2020, we had EUR 1,508,250 million of assets and EUR 1,056,127 million of total funds. Our market capitalization had reached EUR 44,011 million.
Our purpose is to help people and businesses prosper in a way that is Simple, Personal and Fair. We do not merely meet our legal and regulatory obligations, but also aspire to exceed expectations. We focus on areas where our activity can have the greatest impact, helping economic growth in an inclusive and sustainable way.
We engage in all types of typical banking activities, operations and services. Our scale, business model and diversification drive our aim to be the best open digital financial services platform, acting responsibly and earning the lasting loyalty of our stakeholders (customers, shareholders, people and communities).
In 2020, against the backdrop of the pandemic, our commitment to our stakeholders was even stronger:
•Our priority was to safeguard the health and safety of our 191,189 employees, by implementing measures such as redefining our way of working, with more than 100,000 employees working from home at the peak of the pandemic, and gradual returns to the workplaces amid de-escalation. We followed local governments' recommendations at all times and based our procedures on three pillars: developing and implementing of health and safety protocols, prioritizing the health of our employees, and tracking and tracing (through health apps).
•For our 148 million customers, we strengthened our proposition, and implemented support measures to ensure the necessary financial assistance through pre-approved lines of credit, payment deferrals and special policies, as well as facilitating the granting of state-guaranteed business loans in all countries.
•For our shareholders, we kept all channels open to increase their trust, which was reflected in an increase of more than 30,000 shareholders in the year to 4,018,817.

Annual report 2020	Contents
•In line with our commitment, we contributed to the well-being of society. We implemented actions and mobilized resources together with governments and institutions to help combat the health crisis, with more than EUR 105 million dedicated to solidarity initiatives.
As the global pandemic intensified, we accelerated our digital transformation, focusing on our multi-channel strategy and digitalization of processes and businesses.
As a result, loyal and digital customers and activity continued to grow. The number of loyal customers reached 23 million (+6% in the year), picking up in individuals and corporates. Digital customers rose 15% to more than 42 million.
On average, our customers accessed digital touchpoints close to 190 million times per week and 44% of total sales were digital (36% in 2019). We also aim to be one of the top three banks for customer satisfaction in our main markets.
Besides digital channels, we interact with our customers through our global network of 11,236 branches, which we are optimizing and adapting to our customers' needs including universal offices and specialist centres for certain customer segments. We also have new collaborative spaces with increased digital capabilities (Work Café, SmartBank and Ágil branches).
Additionally, we have contact centres which have won several awards for their service quality.
Santander has also two transversal global businesses which add value to our local businesses: Santander Corporate and Investment Banking (SCIB) and Wealth Management and Insurance (WM&I).
SCIB attends to corporate and institutional customers who require a tailored service and value-added wholesale products that suit their complexity and sophistication. This highly profitable business model yields returns through the economic cycle. Our long-term strategy remains focused on becoming our clients' strategic advisor of choice.
Furthermore, SCIB aims to maintain its leadership position in South America and also to turn the US franchise into a fierce competitor in North America.
WM&I consists of asset management, private banking and insurance businesses and is a very capital efficient business with significant growth potential and high returns. As a part of our strategy to become the best responsible wealth manager in Europe and Latin America, we are implementing several private banking, asset management and insurance initiatives.

In the year, both businesses performed strongly, growing revenue, net operating income and profit. Both businesses together accounted for 46% of Grupo Santander's total net fee income and 38% of profit.
We launched three strategic initiatives in 2020 to reinvent the bank and deliver sustainable and profitable growth based on greater customer loyalty:
1.One Santander: We want to create a better bank for our customers that delivers sustainable value for shareholders, through a global project that we first launched in Europe, by:
•better serving our customers and simplifying our mass market value proposition to continue to enhance customer experience;
•making progress with our omnichannel strategy, redefining how we interact with our customers, accelerating our digital agenda and maintaining strong personal relationships through our teams;
•creating a common operating model in each region, to serve the business with shared technology platforms and automated operations, leveraging shared services opportunities.
This transformation should deliver faster and more profitable growth, as well as higher productivity.
The first focus of One Santander's strategy is Europe, where we announced a new organization in September, based on a pan-European operating model with a regional, business-centric management structure, which will enable us to boost innovation, reduce costs and simplify our operations. Our medium-term strategy will build on three drivers:
•focusing on capital-efficient growth opportunities;
•leveraging PagoNxt global solutions with particular focus on SMEs and merchants;
•redesigning our branch network through the expansion of Santander Personal, deploying common mobile apps and increasing the number of Work Cafés.
We will see the first steps of this deep transformation in 2021. Particular focus will be on changing how we manage our business with the creation of the new regional business owners role, responsible for managing region-wide businesses, defining the vision and end-to-end value proposition for each customer area and delivering through agile teams in all countries.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
We also want deploy this model in our other two regions:
In North America:
•increase collaboration to Commercial Banking, Auto and other retail segments; and
•continue to build shared services in both countries,
In South America:
•expand Getnet and Superdigital
•implement a common operating model for Consumer Finance; and
•focus on revenue growth opportunities (e.g. Agribusiness).
2. Digital Consumer Bank: our vision is to build a global digital consumer lender on the shoulders of the existing Santander Consumer Finance footprint and the technology of Openbank’s digital platform. This approach will be a win-win from three perspectives: customer, technology and financial.
•Customers: consumer finance acquires millions of new customers each year through car and consumer loans. Openbank has a full set of banking services, with a single, highly scalable and efficient software stack. Combining these gives our consumer finance customer base access to a full suite of additional banking services.
•Technology: Openbank's technology gives instant access to API services to offer payments and lending (or leasing) capabilities directly to their customers and provides a common data platform to access the rich set of data unique to online consumer models.
•Financial: Openbank accounts and robo-wealth management services will be the backbone to generate a greater deposit base to fund Santander Consumer Finance’s (SCF) lending activities.

3. PagoNxt: combining our most disruptive payments businesses into a single, autonomous company, providing world-class technology solutions for our banks and new open market customers. This new area is an upgrade to Santander Global Platform and is made up of three global businesses:
•Global merchant solutions: merchant solutions offered under our Getnet brand, which is already a market leader in Brazil and one of the top 3 acquirers in Latin America. We rolled it out in several countries in 2020, and platform developments continued to incorporate additional functionalities. We also acquired Wirecard assets.
•Global trade solutions: solutions for SMEs and corporates to trade internationally. We have leveraged our experience in trade services to develop a new global technology platform that incorporates innovative new services, bringing Santander’s international flows into a single platform and operating under the global brand of OneTrade. In 2020 we connected the platform to our customers in six countries, whilst completing acquisitions of majority stakes in two companies, Mercury and Ebury, which help strengthen our trade offering.
•Consumer digital services: simple and accessible digital payments solutions for individuals, building on our Superdigital proposition, our solution in Latin America which targets the underbanked; and PagoFX, our open market international money transfer service. These consumer solutions will serve to create two-sided payments networks of merchants and individuals which will boost customer growth. In 2020, we further developed our global Superdigital platform and PagoFX completed the construction of its international payments platform.

Annual report 2020	Contents
3.2 Results

2020 Highlights

→ Grupo Santander's results in the year were affected by the health crisis caused by the spread of covid-19, which is reflected in a weaker economic environment, lower interest rates and a sharp depreciation of some currencies.
→ Total income fell in the year from lower activity and exchange rates. Excluding their impact, total income remained in line with 2019, as the decrease in activity and lower interest rates were offset by higher volumes, sound market volatility management and the lower cost of deposits.
→ Cost reduction through the optimization plans implemented in recent years, along with additional savings measures adopted since the start of the crisis. This was reflected in the fall in real terms in the majority of our markets.
→ Greater loan-loss provisions due to credit growth and the worsening of economic conditions arising from the pandemic and the consequent expected impact on credit quality. Cost of credit ended the year at 1.28%, in line with our expectations.
→ We adjusted the goodwill ascribed to some units and to deferred tax assets in the second quarter as a result of the worsening economic outlook, totalling EUR 12,600 million, resulting in an attributable profit to the Group of -EUR 8,771 million in 2020.
→ Excluding the above adjustments and other costs and provisions that are outside the ordinary course of our business, underlying attributable profit to the parent was EUR 5,081 million, with net operating income of EUR 23,633 million, 2% more in constant euros than in 2019.

Summarized income statement
EUR million
			Change
	2020	2019	Absolute	%	% excl. FX	2018
Net interest income	31,994	35,283	(3,289)	(9.3)	1.3	34,341
Net fee income (commission income minus commission expense)	10,015	11,779	(1,764)	(15.0)	(4.5)	11,485
Gains or losses on financial assets and liabilities and exchange differences (net)	2,187	1,531	656	42.8	55.9	1,797
Dividend income	391	533	(142)	(26.6)	(26.1)	370
Share of results of entities accounted for using the equity method	(96)	324	(420)	—	—	737
Other operating income / expenses	(212)	(221)	9	(4.1)	125.1	(306)
Total income	44,279	49,229	(4,950)	(10.1)	0.2	48,424
Operating expenses	(21,130)	(23,280)	2,150	(9.2)	(1.2)	(22,779)
Administrative expenses	(18,320)	(20,279)	1,959	(9.7)	(1.6)	(20,354)
Staff costs	(10,783)	(12,141)	1,358	(11.2)	(4.1)	(11,865)
Other general administrative expenses	(7,537)	(8,138)	601	(7.4)	2.2	(8,489)
Depreciation and amortization	(2,810)	(3,001)	191	(6.4)	1.6	(2,425)
Provisions or reversal of provisions	(2,378)	(3,490)	1,112	(31.9)	(26.5)	(2,223)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(12,382)	(9,352)	(3,030)	32.4	49.2	(8,986)
Impairment on other assets (net)	(10,416)	(1,623)	(8,793)	—	—	(207)
Gain or losses on non-financial assets and investments (net)	114	1,291	(1,177)	(91.2)	(91.2)	28
Negative goodwill recognized in results	8	—	8	—	—	67
Gains or losses on non-current assets held for sale not classified as discontinued operations	(171)	(232)	61	(26.3)	(28.6)	(123)
Profit or loss before tax from continuing operations	(2,076)	12,543	(14,619)	—	—	14,201
Tax expense or income from continuing operations	(5,632)	(4,427)	(1,205)	27.2	45.6	(4,886)
Profit from the period from continuing operations	(7,708)	8,116	(15,824)	—	—	9,315
Profit or loss after tax from discontinued operations	—	—	—	—	—	—
Profit for the period	(7,708)	8,116	(15,824)	—	—	9,315
Attributable profit to non-controlling interests	(1,063)	(1,601)	538	(33.6)	(25.5)	(1,505)
Attributable profit to the parent	(8,771)	6,515	(15,286)	—	—	7,810

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Main income statement items
Total income
Total income amounted to EUR 44,279 million in 2020, down 10% year-on-year. If the FX impact is removed, total income remained resilient, in line with last year, due to the strength of our geographical and business diversification. Net interest income and net fee income accounted for 95% of total income.
By line:
Net interest income
Net interest income amounted to EUR 31,994 million, 9% less than in 2019. The following tables show the average balances for each year, calculated as the monthly average over the period, which, in our opinion, should not materially differ from those obtained using daily balances, as well as the interest generated.
They also include our average balances and average interest rates obtained in 2020 and 2019, based on the domicile of the entities at which the relevant assets or liabilities are accounted for. Domestic balances relate to our entities domiciled in Spain, reflecting our domestic activity. International balances relate to those entities domiciled outside of Spain (reflecting our foreign activity), divided into mature markets - Europe (except Spain and Poland) and the US-, and developing markets - South America, Mexico and Poland.
The balance of interest-earning assets in 2020 averaged 2% higher than in 2019, driven by 4% growth in domestic and mature markets (mainly loans and advances to customers). Developing markets dropped 5% affected by exchange rates, as local currency volumes increased in almost all countries.

Average balance sheet - assets and interest income
EUR million
	2020			2019
Assets	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Cash and deposits on demand and loans and advances to central banks and credit institutions A	223,096	2,232	1.00%	203,809	3,920	1.92%
Domestic	97,511	650	0.67%	84,412	598	0.71%
International - Mature markets	79,703	512	0.64%	66,093	910	1.38%
International - Developing markets	45,882	1,070	2.33%	53,304	2,412	4.52%

Loans and advances to customers	930,563	38,788	4.17%	910,327	46,180	5.07%
Domestic	251,536	4,913	1.95%	236,132	5,420	2.30%
International - Mature markets	509,016	17,136	3.37%	491,479	18,426	3.75%
International - Developing markets	170,011	16,739	9.85%	182,716	22,334	12.22%

Debt securities	172,940	5,022	2.90%	190,128	6,378	3.35%
Domestic	46,390	341	0.74%	61,498	599	0.97%
International - Mature markets	49,667	619	1.25%	56,935	829	1.46%
International - Developing markets	76,883	4,062	5.28%	71,695	4,950	6.90%

Hedging income		(343)			232
Domestic		21			59
International - Mature markets		(116)			161
International - Developing markets		(248)			12

Other interest		42			75
Domestic		10			23
International - Mature markets		21			31
International - Developing markets		11			21

Total interest-earning assets	1,326,599	45,741	3.45%	1,304,264	56,785	4.35%
Domestic	395,437	5,935	1.50%	382,042	6,699	1.75%
International - Mature markets	638,386	18,172	2.85%	614,507	20,357	3.31%
International - Developing markets	292,776	21,634	7.39%	307,715	29,729	9.66%

Other assets	210,953			203,903
Assets from discontinued operations	—			—
Average total assets	1,537,552	45,741		1,508,167	56,785
A. Interest includes income from liabilities reported in "Deposits from Central Banks and credit institutions" related to funding from the European Central Bank.

Annual report 2020	Contents
The average return on interest-earning assets decreased from 4.35% in 2019 to 3.45% in 2020, with broad based decreases across markets (domestic: -25 bps, mature international: -46 bps; developing international: -227 bps) and balance sheet items (cash, demand deposits and loans and advances to central banks and credit institutions: -92 bps; loans and advances to customers: -90 bps; debt securities: -45 bps), primarily driven by lower interest rates across our regions.
The average balance of interest-bearing liabilities in 2020 was 2% higher year-on-year, also spurred by domestic markets (+5%, from marketable debt securities and, to a lesser degree, customer deposits) and mature international activity (+3%, through customer deposits and central banks and credit institutions deposits). Developing markets fell 3%, dampened by the exchange rate impact in Latin American countries.

Average balance sheet - liabilities and interest expense
EUR million
	2020			2019
Liabilities and stockholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Deposits from central banks and credit institutions A	187,128	2,147	1.15%	181,651	3,248	1.79%
Domestic	90,747	394	0.43%	86,635	496	0.57%
International - Mature markets	61,877	445	0.72%	59,155	884	1.49%
International - Developing markets	34,504	1,308	3.79%	35,861	1,868	5.21%

Customer deposits	837,397	5,599	0.67%	811,151	10,137	1.25%
Domestic	269,979	332	0.12%	263,016	665	0.25%
International - Mature markets	385,956	1,662	0.43%	366,003	2,659	0.73%
International - Developing markets	181,462	3,605	1.99%	182,132	6,813	3.74%

Marketable debt securities B	247,284	5,119	2.07%	246,133	6,679	2.71%
Domestic	99,466	1,539	1.55%	84,217	1,580	1.88%
International - Mature markets	116,411	2,395	2.06%	125,022	3,011	2.41%
International - Developing markets	31,407	1,185	3.77%	36,894	2,088	5.66%

Other interest-bearing liabilities	10,650	281	2.64%	13,293	418	3.14%
Domestic	6,331	117	1.85%	8,774	213	2.43%
International - Mature markets	2,245	28	1.25%	2,131	25	1.17%
International - Developing markets	2,074	136	6.56%	2,388	180	7.54%

Hedging expenses		(294)			0
Domestic		(37)			(21)
International - Mature markets		(205)			25
International - Developing markets		(52)			(4)

Other interest		895			1,020
Domestic		313			222
International - Mature markets		95			150
International - Developing markets		487			648

Total interest-bearing liabilities	1,282,459	13,747	1.07%	1,252,228	21,502	1.72%
Domestic	466,523	2,658	0.57%	442,642	3,155	0.71%
International - Mature markets	566,489	4,420	0.78%	552,311	6,754	1.22%
International - Developing markets	249,447	6,669	2.67%	257,275	11,593	4.51%

Other liabilities	155,714			146,386
Non-controlling interests	9,920			11,096
Shareholders´ equity	89,459			98,457
Liabilities from discontinued operations	—			—
Average total liabilities and equity	1,537,552	13,747		1,508,167	21,502
A.Interest includes expenses from assets reported in "Cash and deposits on demand and loans and advances to central banks and credit institutions" related to liquidity placed in the European Central Bank.
B. Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other liabilities”.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The average cost of interest-bearing liabilities fell 65 bps to 1.07%, which reflected a general decrease across markets (domestic: -14 bps, mature international: -44 bps; developing international: -184 bps) and balance sheet item (central banks and credit institutions deposits: -68 bps; customer deposits: -58 bps; debt securities: -64 bps).
The change in interest income / (expense) shown in the table below was calculated as follows:
•The change in volumes is obtained by applying the interest rate of the previous period to the difference between the average balances of the current and previous periods.

•The change in interest rate is obtained by applying the difference between the rates of the current and previous periods to the average balance of the previous year.
Lower interest rates led to less interest income and expense, despite a slightly positive impact from volumes. Broad-based decreases across markets, particularly in developing markets, due to the exchange rates.
Thus, net interest income was down 9% but increased slightly (+1%) stripping out the FX effect.

Volume and profitability analysis
EUR million
	2020 vs. 2019
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Net change
Cash and deposits on demand and loans and advances to central banks and credit institutions	253	(1,941)	(1,688)
Domestic	89	(37)	52
International - Mature markets	464	(862)	(398)
International - Developing markets	(300)	(1,042)	(1,342)

Loans and advances to customers	628	(8,020)	(7,392)
Domestic	338	(845)	(507)
International - Mature markets	1,763	(3,053)	(1,290)
International - Developing markets	(1,473)	(4,122)	(5,595)

Debt securities	(221)	(1,135)	(1,356)
Domestic	(170)	(88)	(258)
International - Mature markets	(149)	(61)	(210)
International - Developing markets	98	(986)	(888)

Hedging income	(575)	—	(575)
Domestic	(38)	—	(38)
International - Mature markets	(277)	—	(277)
International - Developing markets	(260)	—	(260)

Other interest	(33)	—	(33)
Domestic	(13)	—	(13)
International - Mature markets	(10)	—	(10)
International - Developing markets	(10)	—	(10)

Total interest-earning assets	52	(11,096)	(11,044)
Domestic	206	(970)	(764)
International - Mature markets	1,791	(3,976)	(2,185)
International - Developing markets	(1,945)	(6,150)	(8,095)

Annual report 2020	Contents

Volume and cost analysis
EUR million
	2020 vs. 2019
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Net change
Deposits from central banks and credit institutions	62	(1,163)	(1,101)
Domestic	23	(125)	(102)
International - Mature markets	107	(546)	(439)
International - Developing markets	(68)	(492)	(560)

Customer deposits	339	(4,877)	(4,538)
Domestic	17	(350)	(333)
International - Mature markets	347	(1,344)	(997)
International - Developing markets	(25)	(3,183)	(3,208)

Marketable debt securities	(155)	(1,405)	(1,560)
Domestic	261	(302)	(41)
International - Mature markets	(137)	(479)	(616)
International - Developing markets	(279)	(624)	(903)

Other interest-bearing liabilities	(61)	(76)	(137)
Domestic	(52)	(44)	(96)
International - Mature markets	13	(10)	3
International - Developing markets	(22)	(22)	(44)

Hedging expenses	(294)	—	(294)
Domestic	(16)	—	(16)
International - Mature markets	(230)	—	(230)
International - Developing markets	(48)	—	(48)

Other interest	(125)	—	(125)
Domestic	91	—	91
International - Mature markets	(55)	—	(55)
International - Developing markets	(161)	—	(161)

Total interest-bearing liabilities	(234)	(7,521)	(7,755)
Domestic	324	(821)	(497)
International - Mature markets	45	(2,379)	(2,334)
International - Developing markets	(603)	(4,321)	(4,924)

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Net interest income. Summary of volume, profitability and cost analysis
EUR million
	2020 vs 2019
	Increase (decrease) due to changes in
	Volume	Rate	Net change
Interest income	52	(11,096)	(11,044)
Domestic	206	(970)	(764)
International - Mature markets	1,791	(3,976)	(2,185)
International - Developing markets	(1,945)	(6,150)	(8,095)

Interest expense	(234)	(7,521)	(7,755)
Domestic	324	(821)	(497)
International - Mature markets	45	(2,379)	(2,334)
International - Developing markets	(603)	(4,321)	(4,924)

Net interest income	286	(3,575)	(3,289)
Domestic	(118)	(149)	(267)
International - Mature markets	1,746	(1,597)	149
International - Developing markets	(1,342)	(1,829)	(3,171)

This 1% increase in constant euros was due to the net effect of higher revenue from greater lending and deposit volumes and the lower cost of the latter, and the reduction dampened by lower interest rates and regulatory impacts (mainly Brazil and Poland).
On a positive note, higher volumes led to growth in Mexico and SCF, Chile grew due to higher volumes and better funding costs, and Argentina due to the placement of excess liquidity.

Net interest income
EUR million

-9%	A
2020 vs 2019

A. Excluding exchange rate impact: +1%.

There was a turnaround in the UK's trend, becoming positive thanks to the sharp reduction in the cost of deposits in the second half of the year. Spain increased slightly and the US and Brazil remained broadly stable.
The only decreases were recorded in Portugal and Poland, due to lower interest rates.

Net fee income
EUR million

-15%	A
2020 vs 2019

A. Excluding exchange rate impact: -5%.

Annual report 2020	Contents

Net fee income
EUR million
			Change
	2020	2019	Absolute	%	% excl. FX	2018
Asset management business, funds and insurance	3,416	3,815	(399)	(10.4)	(1.3)	3,654
Credit and debit cards	1,737	2,242	(505)	(22.5)	(8.8)	2,156
Securities and custody services	951	931	19	2.1	12.1	794
Account management and availability fees	1,649	1,675	(26)	(1.5)	11.7	1,662
Cheques and payment orders	594	633	(39)	(6.1)	9.7	613
Foreign exchange	500	612	(112)	(18.3)	(4.0)	546
Charges for past-due/unpaid balances and guarantees	295	522	(226)	(43.4)	(36.3)	672
Bill discounting	253	316	(63)	(20.0)	0.6	323
Other	620	1,033	(413)	(40.0)	(41.1)	1,066
Net fee income	10,015	11,779	(1,764)	(15.0)	(4.5)	11,485
Net fee income
Grupo Santander's net fee income decreased 15% versus 2019. Excluding the exchange rate effect it was down 5%, the line most affected by the health crisis, reflecting lower customer transactionality. Our strategy remains focused on increasing customer loyalty and growth in higher value-added services and products.
By business, of note was 12% growth in Santander Corporate & Investment Banking (Global Debt Financing and markets) while Wealth Management & Insurance (including those ceded to the branch network) was virtually flat. Overall, together businesses accounted for 46% of the Group’s total (SCIB: 15%; WM&I: 31%).
By region, North America recorded no material change, affected by the fall in the US, as Mexico grew 5%, while South America fell 2%, and Europe -9%, with generalized declines in all markets (except Poland) due to lower activity, along with regulatory changes affecting net fee income in Santander Consumer Finance and the UK. On the other hand, 'Other Europe', which includes the wholesale banking business in the region, increased net fee income by 41%.
Gains / (losses) on financial assets and liabilities and exchange differences (net)
Gains / (losses) on financial assets and liabilities and exchange differences (net) accounts for 5% of total income and was 43% higher at EUR 2,187 million (+56% excluding the exchange rate impact) over the previous year. This was mainly because of the positive impact of FX hedging, portfolio sales and market volatility management.
Gains and losses on financial assets and liabilities result from valuing trading portfolio and marked-to-market derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our hedging and other derivative positions.
For further details, see note 43 to the consolidated financial statements.

Exchange rate differences primarily show gains and losses from foreign exchange and the differences that arise in the conversion of monetary items in foreign currencies to the functional currency, and from selling non-monetary assets denominated in foreign currency at the time of their disposal. Because Grupo Santander manages the currencies it is exposed to with derivative instruments, the changes in this line item should be analyzed together with Gains / (losses) on financial assets and liabilities.
For further details, see note 44 to the consolidated financial statements.
Dividend income
Dividend income was 27% lower year-on-year at EUR 391 million in 2020 (-26% excluding the exchange rate impact) affected by the delay or cancellation of dividend payments by several companies.
Share of results of entities accounted for by the equity method
The share of results of entities accounted for by the equity method was -EUR 96 million in 2020 (EUR 324 million in 2019) owing to the lower contribution from group entities, mainly real estate equity in Spain.
Other operating income / (expenses)
No material change was recorded as the higher results from insurance were somewhat mitigated by the greater contribution to the Single Resolution Fund (SRF) in the second quarter and to the Deposit Guarantee Fund (DGF) in the fourth.
For further information, see note 45 to the consolidated financial statements.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Operating expenses
EUR million
			Change
	2020	2019	Absolute	%	% excl. FX	2018
Staff costs	10,783	12,141	(1,358)	(11.2)	(4.1)	11,865
Other administrative expenses	7,537	8,138	(601)	(7.4)	2.2	8,489
Information technology	2,075	2,161	(86)	(4.0)	3.1	1,550
Communications	473	518	(45)	(8.7)	2.4	527
Advertising	517	685	(168)	(24.5)	(16.7)	646
Buildings and premises	725	859	(134)	(15.6)	(8.1)	1,846
Printed and office material	100	116	(16)	(13.8)	(3.3)	122
Taxes (other than tax on profits)	534	522	12	2.3	13.4	557
Other expenses	2,980	3,277	(297)	(9.1)	0.3	3,240
Administrative expenses	18,320	20,279	(1,959)	(9.7)	(1.6)	20,354
Depreciation and amortization	2,810	3,001	(191)	(6.4)	1.6	2,425
Operating expenses	21,130	23,280	(2,150)	(9.2)	(1.2)	22,779

Operating expenses
Operating expenses were 9% lower year-on-year. Excluding the exchange rate impact, costs fell 1%, because of our successful management over the last three years, as well as additional savings measures adopted since the beginning of the crisis feeding through.
We remained one of the most efficient global banks in the world in 2020, with an efficiency ratio of 47.0%, in line with last year.
Grupo Santander still aims to improve its operational capacity with efficient cost management and a strategy tailored to each region.

Efficiency ratio (cost to income)
EUR million

0.0	pp
2020 vs 2019

The trends by region and market were as follows:
•In Europe, costs strongly reflected the synergies from recent integrations and additional savings, decreasing 6%. There were decreases across all markets: Spain (-10%), Poland (-6%) and Portugal (-5%) due to optimization efforts, -6% in the UK due to the savings from our transformation programme, and -2% in Santander Consumer Finance driven by efficiency projects carried out in several countries.
Our cost reduction plan greatly exceeded the total expected savings for the year in the region and the efficiency ratio improved 21 bps in the year to 52.4%.
•In North America, nominal costs fell 2% in nominal terms impacted by inflation. In the US, they dropped 5% through disciplined expense management while expenses in Mexico rose 5%, mainly from technology and amortizations, and higher inflation (in real terms, overall costs rose 2%). The efficiency ratio in the region improved 75 bps to 42.1%.
•Lastly, in South America, higher costs were significantly distorted by soaring inflation in Argentina. Without this, increase of 1.5% (Brazil +1% and Chile was flat). Efficiency improved in all markets, 35.8% for the region as a whole (36.1% in 2019).
We believe that this regional management together with the lessons learnt from the pandemic will lead to a faster transformation, allowing us to continue increasing productivity while improving customer experience.

Annual report 2020	Contents
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 2,378 million (EUR 3,490 million in 2019) including restructuring costs.
For further details, see note 25 to the consolidated financial statements.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 12,382 million, up 32% year-on-year in euros and 49% in constant euros, mainly from additional provisions based on the IFRS 9 forward-looking view and the collective and individual assessments to reflect expected credit losses arising from covid-19, together with growth in volumes in local currency. Both impacts were seen across the board in all countries.
For further details, see section 3 'Credit risk' in the 'Risk management and compliance' chapter.
Impairment on other assets (net)
Every year, usually during the last quarter, the Grupo Santander evaluates whether an adjustment to the goodwill generated in the acquisition of the subsidiaries is necessary. The accounting rules require this analysis to be carried out earlier should any trigger events occur, which happened in the second quarter of this year, given that the global economic environment has been significantly affected by the covid-19 crisis.

Specifically, the trigger events for this exercise were:
•Changes in the economic environment where a decrease of the GDP is expected in all countries in the year and where recovery will take 2 or 3 years.
•A generalized reduction in interest rates, which is expected to last longer than anticipated pre-crisis.
•The increase of discount rates reflecting greater volatility and risk premiums.
This analysis resulted in a negative adjustment in the valuation of goodwill in the second quarter of 2020 of EUR 10,100 million (Santander UK: EUR 6,101 million; Santander US: EUR 2,330 million; Santander Bank Polska: EUR 1,192 million; Santander Consumer Nordics: EUR 277 million and Other: EUR 200 million). This does not affect cash generation and has no impact on the group’s CET1 ratio or tangible net value per share (TNAV).
Consequently, the impairment of other assets (net) in 2020 amounted to EUR 10,416 million. In 2019, this line was EUR 1,623 million.
Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 114 million in 2020, compared to EUR 1,291 million in 2019, when capital gains from the sale of 51% of Prisma Medios de Pago S.A., and the revaluation of our remaining 49%, and capital gains from the agreement with Crédit Agricole S.A. to absorb custody businesses were recorded.
For further information, see note 48 to the consolidated financial statements.

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million
	2020	2019	2018
Financial assets at fair value through other comprehensive income	19	12	1
Financial assets at amortised cost	12,363	9,340	8,985
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	12,382	9,352	8,986

Impairment on other assets (net)
EUR million
	2020	2019	2018
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—	17
Impairment on non-financial assets, net	10,416	1,623	190
Tangible assets	174	45	83
Intangible assets	10,242	1,564	117
Others	—	14	(10)
Impairment on other assets (net)	10,416	1,623	207

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Attributable profit to the parent
EUR million

+/-
2020 vs 2019

Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, totalled -EUR 171 million in 2020, compared to
-EUR 232 million in 2019.
Profit before tax
Profit before tax was -EUR 2,076 million in 2020, affected by the adjustment in the valuation of goodwill, compared to EUR 12,543 million posted in 2019.
Income tax
As with goodwill, and due to the impact that the covid-19 crisis may have on the current and future performance of our businesses, an adjustment of -EUR 2,500 million was made to the deferred tax assets of the Spanish consolidated fiscal group in the second quarter of 2020. As a result, the total corporate income tax was EUR 5,632 million in 2020 compared to EUR 4,427 million in 2019.

RoTE
%

Earnings per share A
EUR

+/-
2020 vs 2019

A.2018 and 2019 data adjusted for the capital increase in December 2020.

Attributable profit to non-controlling interests
The attributable profit to non-controlling interests was down 34% year-on-year (-26% excluding the exchange rate impact), due to lower profit obtained by group companies, on top of the share buyback in Mexico last year and the increased stake in Santander Consumer USA in 2020.
For further details, see note 28 to the consolidated financial statements.
Attributable profit to the parent
Profit attributable to the parent amounted to -EUR 8,771 million in 2020, compared with EUR 6,515 million in 2019. RoTE stood at 1.95%, RoRWA was -1.33% and earnings per share stood at -EUR 0.538.

RoRWA
%

Annual report 2020	Contents
Below is the summarized P&L adjusted to items beyond ordinary course of our business (included under the net capital gains and provisions line) as described in note 51.c of the consolidated financial statements, where the aggregate underlying consolidated results of our segments are reconciled to the statutory consolidated results.

Summarized underlying income statement
EUR million
			Change
	2020	2019	Absolute	%	% excl. FX	2018
Net interest income	31,994	35,283	(3,289)	(9.3)	1.3	34,341
Net fee income	10,015	11,779	(1,764)	(15.0)	(4.5)	11,485
Gains (losses) on financial transactions and exchange differences	2,187	1,531	656	42.8	55.9	1,797
Other operating income	404	901	(497)	(55.2)	(58.4)	801
Total income	44,600	49,494	(4,894)	(9.9)	0.3	48,424
Administrative expenses and amortizations	(20,967)	(23,280)	2,313	(9.9)	(2.0)	(22,779)
Net operating income	23,633	26,214	(2,581)	(9.8)	2.5	25,645
Net loan-loss provisions	(12,173)	(9,321)	(2,852)	30.6	47.3	(8,873)
Other gains (losses) and provisions	(1,786)	(1,964)	178	(9.1)	1.8	(1,996)
Profit before tax	9,674	14,929	(5,255)	(35.2)	(25.8)	14,776
Tax on profit	(3,516)	(5,103)	1,587	(31.1)	(20.6)	(5,230)
Profit from continuing operations	6,158	9,826	(3,668)	(37.3)	(28.6)	9,546
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	6,158	9,826	(3,668)	(37.3)	(28.6)	9,546
Non-controlling interests	(1,077)	(1,574)	497	(31.6)	(23.8)	(1,482)
Management adjustments	(13,852)	(1,737)	(12,115)	697.5	608.2	(254)
Attributable profit to the parent	(8,771)	6,515	(15,286)	—	—	7,810
Underlying attributable profit to the parent A	5,081	8,252	(3,171)	(38.4)	(29.5)	8,064

A.Excluding net capital gains and provisions.

Underlying attributable profit to the parent
The attributable profit to the parent in 2020 and 2019 was affected by the following results (net of tax), that are outside the ordinary course of our business and distort the year-on-year comparison:
•In 2020, -EUR 13,852 million: valuation adjustment of goodwill ascribed to various Group country units of -EUR 10,100 million in the second quarter, as previously detailed in Impairment on other assets (net), the valuation adjustment to deferred tax assets of the Spanish consolidated fiscal group with an impact of -EUR 2,500 million, restructuring costs of -EUR 1,114 million (mainly in Spain -EUR 700 million), and others (loss on a non-performing portfolio sale in Spain, cancellation of pension obligations, etc.) for a net charge of -EUR 138 million.

•In 2019, the net result of net capital gains and provisions and restructuring costs incurred, led to a total amount of -EUR 1,737 million.
For further detail, see note 51.c to the consolidated financial statements.
If we eliminate these results from their P&L lines and add them separately to net capital gains and provisions, the adjusted or underlying attributable profit to the parent was EUR 5,081 million in 2020 and EUR 8,252 million in 2019, 38% lower year-on-year (-29% excluding the FX impact).

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Underlying attributable profit to the parentA
EUR million

-38%	B
2020 vs 2019

A. Excluding management adjustments.
B. Excluding exchange rate impact: -29%.

This performance was strongly conditioned by the rise in net loan-loss provisions, which amounted to EUR 12,173 million, up 31% compared to 2019. Excluding the exchange rate impact, growth was 47%, mainly from additional provisions based on the IFRS 9 forward-looking view and the collective and

Net loan-loss provisions
EUR million

+31%	A
2020 vs 2019

A. Excluding exchange rate impact: +47%.

Underlying earnings per shareA B
EUR

-42%
2020 vs 2019

A. Excluding net capital gains and provisions.
B. 2018 and 2019 data adjusted for the capital increase in December 2020.

individual assessments to reflect expected credit losses arising from covid-19, together with growth in volumes. Both impacts were seen across the board in all countries.
The Group’s cost of credit stood at 1.28%, in line with the expectations announced in the third quarter.

Cost of credit
%

+0.28	pp
2020 vs 2019

Annual report 2020	Contents
Before recording loan-loss provisions, Grupo Santander's net operating income (total income less operating expenses) was EUR 23,633 million, 10% lower year-on-year, but a 2% increase excluding the FX impact, as follows:
By line:
Total income remained unchanged as higher gains on financial transactions and the slight increase in net interest income (+1%) offset the fall in net fee income and other operating income (lower dividends and results of entities accounted for by the equity method and greater contribution to the SRF and DGF).
Costs were 2% lower, with declines across Europe and the US, and remained broadly stable in Brazil and Chile.

Underying RoTEA
%
A. Excluding net capital gains and provisions.
By region:
In Europe, operating income decreased 5% with falls in most markets (except SCF and 'Other Europe', mainly SCIB).
In North America, net operating income was 1% higher. By country, the US increased 1% and Mexico 2%.
In South America, 5% growth with rises of 3% in Brazil, 4% in Chile and 37% in Argentina.
In 2020, the Grupo Santander’s underlying RoTE was 7.44%, underlying RoRWA was 1.06% and underlying earnings per share EUR 0.262 (11.79%, 1.61% and EUR 0.449 respectively in 2019).

Underlying RoRWAA
%
A. Excluding net capital gains and provisions.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
3.3 Balance sheet

Balance sheet
EUR million
			Change
Assets	2020	2019	Absolute	%	2018
Cash, cash balances at central banks and other deposits on demand	153,839	101,067	52,772	52.2	113,663
Financial assets held for trading	114,945	108,230	6,715	6.2	92,879
Non-trading financial assets mandatorily at fair value through profit or loss	4,486	4,911	(425)	(8.7)	10,730
Financial assets designated at fair value through profit or loss	48,717	62,069	(13,352)	(21.5)	57,460
Financial assets at fair value through other comprehensive income	120,953	125,708	(4,755)	(3.8)	121,091
Financial assets at amortized cost	958,378	995,482	(37,104)	(3.7)	946,099
Hedging derivatives	8,325	7,216	1,109	15.4	8,607
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,980	1,702	278	16.3	1,088
Investments	7,622	8,772	(1,150)	(13.1)	7,588
Assets under insurance or reinsurance contracts	261	292	(31)	(10.6)	324
Tangible assets	32,735	35,235	(2,500)	(7.1)	26,157
Intangible assets	15,908	27,687	(11,779)	(42.5)	28,560
Tax assets	24,586	29,585	(4,999)	(16.9)	30,251
Other assets	11,070	10,138	932	9.2	9,348
Non-current assets held for sale	4,445	4,601	(156)	(3.4)	5,426
Total assets	1,508,250	1,522,695	(14,445)	(0.9)	1,459,271

Liabilities and equity
Financial liabilities held for trading	81,167	77,139	4,028	5.2	70,343
Financial liabilities designated at fair value through profit or loss	48,038	60,995	(12,957)	(21.2)	68,058
Financial liabilities at amortized cost	1,248,188	1,230,745	17,443	1.4	1,171,630
Hedging derivatives	6,869	6,048	821	13.6	6,363
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	286	269	17	6.3	303
Liabilities under insurance or reinsurance contracts	910	739	171	23.1	765
Provisions	10,852	13,987	(3,135)	(22.4)	13,225
Tax liabilities	8,282	9,322	(1,040)	(11.2)	8,135
Other liabilities	12,336	12,792	(456)	(3.6)	13,088
Liabilities associated with non-current assets held for sale	—	—	—	—	—
Total liabilities	1,416,928	1,412,036	4,892	0.3	1,351,910
Shareholders' equity	114,620	124,239	(9,619)	(7.7)	120,597
Other comprehensive income	(33,144)	(24,168)	(8,976)	37.1	(24,125)
Non-controlling interests	9,846	10,588	(742)	(7.0)	10,889
Total equity	91,322	110,659	(19,337)	(17.5)	107,361
Total liabilities and equity	1,508,250	1,522,695	(14,445)	(0.9)	1,459,271

Annual report 2020	Contents

2020 Highlights

→ Loans and advances to customers decreased 3% year-on-year. Grupo Santander uses gross loans excluding reverse repurchase agreements (repos) to analyze traditional retail banking loans.
•Traditional lending, excluding the exchange rate effect, rose 5% with growth in Europe (+4%) and North America (+2%). The largest increase was recorded in South America (+15%).
•The loan portfolio remained balanced: individuals (45%), consumer credit (17%), SMEs and corporates (25%) and SCIB (13%).
→ Customer deposits were 3% higher year-on-year. We use customer deposits, excluding repos, and mutual funds to analyze traditional retail banking funds:
•Customer funds, excluding the exchange rate impact, rose 9%, with our three regions and ten core markets growing. There were increases in demand deposits and, to a lesser extent, in mutual funds.
•Customer funds are well diversified by product: demand deposits (66%), time deposits (17%) and investment funds (17%).
→ The net loan-to-deposit ratio was 108% (114% in 2019) a sign of the retail nature of our balance sheet.

Loans and advances to customers totalled EUR 916,199 million in December 2020, a 3% decrease compared to December 2019.
Grupo Santander uses gross loans excluding reverse repurchase agreements (repos) to analyze traditional retail banking loans. To better assess management in the period, the comments below do not take into account the exchange rate impact, as usual.
Gross loans and advances to customers, excluding the exchange rate effect and reverse repos, increased 5%, with the following performance by region:
•In Europe, 4% growth with all markets increasing. Portugal rose 8%, notably in corporates and mortgages, the UK grew 3%, driven by strong residential mortgage activity and the government programmes for corporates. Spain increased 5% strongly backed by the Instituto de Crédito Oficial (ICO) programmes, though negatively impacted by a mortgage portfolio sale in the third quarter. SCF was stable, with rises in the Nordics, Germany and France, which absorbed falls in other markets. Poland was up 1% and 'Other Europe' increased owing mainly to SCIB (+17%).

Loans and advances to customers
EUR million
			Change
	2020	2019	Absolute	%	2018
Commercial bills	37,459	37,753	(294)	(0.8)	33,301
Secured loans	503,014	513,929	(10,915)	(2.1)	478,068
Other term loans	269,143	267,154	1,989	0.7	265,696
Finance leases	36,251	35,788	463	1.3	30,758
Receivable on demand	7,903	7,714	189	2.5	8,794
Credit cards receivable	19,507	23,876	(4,369)	(18.3)	23,083
Impaired assets	30,815	32,543	(1,728)	(5.3)	34,218
Gross loans and advances to customers (excl. reverse repos)	904,092	918,757	(14,665)	(1.6)	873,918
Reverse repos	35,702	45,703	(10,001)	(21.9)	32,310
Gross loans and advances to customers	939,794	964,460	(24,666)	(2.6)	906,228
Loan-loss allowances	23,595	22,242	1,353	6.1	23,307
Net loans and advances to customers	916,199	942,218	(26,019)	(2.8)	882,921

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Gross loans and advances to customers (excluding reverse repos)
EUR billion

-2%	A
2020 vs 2019

A. Excluding exchange rate impact: +5%.

•In North America, growth was 2%. The US grew 3% propelled by auto, corporate and SCIB loans though affected by the sale of Puerto Rico in the third quarter. Mexico remained flat.
•We grew 15% in South America, with Argentina growing 35% driven by SMEs and cards, Brazil +19% owing to a positive performance in all segments and Chile +6% due to corporates and large corporates. Uruguay rose 12%.
Our loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (45%), consumer credit (17%), SMEs and corporates (25%) and SCIB (13%).
By the end of 2020, 45% of loans and advances to customers maturing in more than a year had floating interest rates, while the remaining 55% were fixed:
•In Spain, 58% of loans and advances to customers had floating rates and 42% were fixed.
•Elsewhere, 41% of loans and advances to customers had floating rates and 59% had fixed.
For further information on the distribution of loans and advances to customers by business, see note 10.b to the consolidated financial statements.

Gross loans and advances to customers (excluding reverse repos)
% of operating areas. December 2020

Brazil: 7%
Chile: 5%
Argentina: 1%
Other South Am.: 1%
Mexico: 3%
US: 10%
Other Europe: 5%
Poland: 3%
Portugal: 4%
UK: 27%
SCF: 12%
Spain: 22%

Tangible assets amounted to EUR 32,735 million in December 2020, decreasing EUR 2,500 million and 7% compared to December 2019, largely driven by the decline recorded in property, plant and equipment for own use.
Intangible assets stood at EUR 15,908 million, of which EUR 12,471 million corresponds to goodwill, which decreased EUR 11,775 million in the year (-49%) reflecting the adjustment made in the second quarter in the valuation of goodwill ascribed to several subsidiaries, further detailed in section 3.2 'Results'.

Loans and advances to customers facilities with maturities exceeding one year at year-end of 2020
EUR million
	Domestic		International		TOTAL
	Amount	Weight over the total	Amount	Weight over the total	Amount	Weight over the total
Fixed	70,480	42%	311,467	59%	381,947	55%
Variable	99,023	58%	217,048	41%	316,071	45%
TOTAL	169,503	100%	528,515	100%	698,018	100%

Annual report 2020	Contents

Total customer funds
EUR million
			Change
EUR million	2020	2019	Absolute	%	2018
Demand deposits	642,897	588,533	54,364	9.2	548,711
Time deposits	171,939	196,921	(24,982)	(12.7)	199,025
Mutual funds A	164,802	180,405	(15,603)	(8.6)	157,888
Customer funds	979,638	965,859	13,779	1.4	905,624
Pension funds A	15,577	15,878	(301)	(1.9)	15,393
Managed portfolios A	26,438	30,117	(3,679)	(12.2)	26,785
Repos	34,474	38,911	(4,437)	(11.4)	32,760
Total funds	1,056,127	1,050,765	5,362	0.5	980,562
A. Including managed and marketed funds.

In terms of liabilities, customer deposits amounted to EUR 849,310 million in December 2020, 3% higher than December 2019 (EUR 824,365 million).
Grupo Santander uses customer deposits including mutual funds but excluding repos (customer funds) to analyze traditional retail banking funds.
Customer funds, excluding the effect of exchange rate movements, rose 9% as follows:
–Deposits excluding repos rose 10%. Demand deposits (+14%) increased in all our core markets and time deposits fell 4% as the decreases in the US, Chile and all European markets were nearly offset by growth in Mexico, Brazil, Argentina and Uruguay. Mutual funds rose 3%, heavily conditioned by market volatility in the first quarter of 2020 and part of the second.
–By market, customer funds rose in all of them. Rises in all countries in the Americas with growth rates over 10% (the US: +16%; Mexico: +14%; Brazil: +16%; Chile +11%;

Customer funds (excluding repos)
EUR billion

+1%	A
-9%
+4%

•Total
•Mutual funds B
•Deposits excl. repos

2019 vs 2018

A. Excluding exchange rate impact: +9%.
B. Including managed and marketed funds.

Argentina: +67% and Uruguay: +28%). In Europe (+6%), growth ranged between +1% in SCF and +10% in Poland.
Customer funds are well diversified by product. The weight of demand deposits rose 5 pp in the last 12 months to 66%, resulting in a better cost of deposits. Time deposits accounted for 17% of the total and mutual funds 17%. The net loan-to-deposit ratio stood at 108%, compared to 114% in December 2019.
In addition to deposit-taking, Grupo Santander puts strategic value on following a selective issuance policy in international fixed income markets and adapts trade frequency and volume to each country unit's structural liquidity requirements, as well as to the receptiveness of each market.
For more information on debt issuances and maturities, see the following section 3.4 'Liquidity and funding management'.

Customer funds (excluding repos)
% of operating areas. December 2020

Brazil: 10%
Chile: 4%
Argentina: 1%
Other South Am.: 1%
SGP: 1%
Mexico: 4%
US: 8%
Other Europe: 3%
Poland: 4%
Portugal: 4%
UK: 23%
SCF: 4%
Spain: 33%

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
3.4 Liquidity and funding management

→ Grupo Santander’s liquidity remains at comfortable levels, well above regulatory requirements.
→ Lending recovering in most markets where the we operate.
→ Medium- and long-term funding prioritized diversification and cost optimization.
→ Structural funding sources of our balance sheet resulted in moderate asset encumbrance.

First, we present Grupo Santander’s liquidity management, its principles and framework.
Next, we will look at the funding strategy for our group and subsidiaries, particularly liquidity in 2020, by examining changes in liquidity management ratios as well as the related business and market trends over the last year.
To conclude, we provide a qualitative description of the outlook for funding in 2021.
Liquidity management in Grupo Santander
Our structural liquidity management aims to optimize maturities and costs, and avoid undesired liquidity risks in funding Grupo Santander’s recurrent activity.
It follows these principles:
•Decentralized liquidity model.
•Medium- and long-term (M/LT) funding needs must be covered by medium- and long-term instruments.
•High contribution from customer deposits due to the retail nature of the balance sheet.
•Wholesale funding sources diversified by: instrument and investor; market and currency; and maturity.
•Limited recourse to short-term funding.
•Sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.
•Group-wide and subsidiary compliance with regulatory liquidity requirements, as a new factor conditioning management.
To effectively apply these principles across our group, we require a unique management framework built on three fundamental pillars:
•A solid organizational and governance model that involves subsidiaries’ senior managers in decision-making and integrates them into our global strategy. Decision-making on structural risks, including liquidity and funding risk, falls on the local asset and liability committees (ALCOs), which coordinate with the global ALCO. The global ALCO is the body empowered by the board of directors under the corporate Asset and Liability Management (ALM) framework.
This improved governance model is included within our Risk Appetite Framework, which meets regulators and market players’ demands for stronger risk management and control systems, in response to the financial crisis.
•In-depth balance sheet analysis and liquidity risk measurement that support the taking and control of decisions to ensure the necessary liquidity levels to cover short- and long-term needs with stable funding sources, as well as minimizing the impact of their costs on earnings.
We have proper liquidity risk management within a conservative risk appetite framework for each geographic area based on its commercial strategy. The framework sets limits within which the subsidiaries must operate to achieve their strategic objectives.
•Liquidity management adapted to the needs of each business. Every year, we develop a liquidity plan to achieve:
–a solid balance sheet structure, with a diversified footprint in wholesale markets;
–stable liquidity buffers and limited asset encumbrance;
–compliance with both regulatory and other metrics included in each entity’s risk appetite statement.
We monitor all dimensions of the plan throughout the year.
Grupo Santander continues to develop the Internal Liquidity Adequacy Assessment Process (ILAAP). It is integrated into our other risk management and strategic processes to evaluate liquidity in ordinary and stressed scenarios. We consider both quantitative and qualitative matters which are also inputs for the Supervisory Review and Evaluation Process (SREP).

Annual report 2020	Contents
Once a year, supervisors require us to prepare and submit an ILAAP assessment approved by the board of directors. It must conclude our funding and liquidity structure remains solid in all scenarios and that our internal processes ensure sufficient liquidity based on an analysis each subsidiary conducts following our local liquidity management model.
Our robust governance structure is suited to identify, manage, monitor and control liquidity risks. It rests on common frameworks, conservative principles, clearly defined roles and responsibilities, a consistent committee structure, effective local lines of defence and well-coordinated corporate supervision.
We generate frequent, detailed liquidity monitoring reports for management, control, reporting and steering purposes. We also send the most relevant information regularly to senior managers, the executive committee and the board of directors.
Over the last few years, Grupo Santander and each subsidiary have developed a comprehensive special situations management framework which centralizes the our governance for such scenarios and contains contingency funding plans, that are integrated within our governance model, with feasible, pre-assessed actions that follow a defined timeline. They are categorized and prioritized, and provide for sufficient liquidity and execution time to mitigate stress scenarios.
Funding strategy and liquidity in 2020
Funding strategy and structure
Our funding strategy in recent years has focused on extending our management model to all subsidiaries, including new additions.
It is based on a model of autonomous subsidiaries that are responsible for covering their own liquidity needs. This structure has enabled us to use our solid retail banking model to maintain comfortable liquidity positions in the group and our core country units, even amid market stress.
We have had to adapt funding strategies to commercial business trends, market conditions and new regulatory requirements.
In 2020, we improved on specific aspects, without significant changes in liquidity management or funding policies and practices. This will enable us to face 2021 from a strong starting point, with no growth restrictions.
In general, our subsidiaries continue to apply the same funding and liquidity management strategies:
•maintaining sufficient and stable medium- and long-term wholesale funding levels.
•ensuring the right volume of assets which can be discounted in central banks as part of the liquidity buffer.
•generating liquidity from the retail business.
All these developments have afforded Grupo Santander its robust funding structure:
•Customer deposits are our main source of funding. They represent just over two-thirds of net liabilities (i.e., of the liquidity balance sheet) and nearly 93% of loans and advances to customers at the end of December 2020. Moreover, they are highly stable because they mainly arise from retail customer activity. Their weight as a percentage of loans and advances to customers grew compared to end 2019. More details can be found in the section on ‘Liquidity in 2020’.

Santander liquidity balance sheet
%. December 2020

■Loans and advances to customers
■Fixed assets & other
■Financial assets

■Customer deposits
■Securitizations and others
■M/LT debt issuance
■Equity and other
■ST funding

•Medium- and long-term funding accounted for nearly 18% of net liabilities at the end of December 2020, similar to 2019. It amply covers the loans and advances to customers not funded by customer deposits (retail funding gap).
The outstanding balance of M/LT debt issued in the market (to non-group third parties) at the end of the year was EUR 167,351 million. Our maturity profile is comfortable and well balanced by instruments and markets with a weighted average maturity of 4.7 years (slightly above the weighted average maturity of 4.4 years at the end of 2019).
The following tables show our funding by instrument over the last three years and by maturity profile:

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Medium- and long-term debt issuance. Grupo Santander A
EUR million
	2020	2019	2018
Preferred	8,925	9,411	11,508
Subordinated	13,831	12,640	13,218
Senior debt	95,208	107,166	98,827
Covered bonds	49,388	50,847	46,272
Total	167,351	180,064	169,825
A.    Placed in markets. Excluding securitizations, agribusiness notes and real estate credit notes.

Distribution by contractual maturity. December 2020. Grupo Santander A
EUR million
	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	more than 5 years	Total
Preferred	—	—	—	—	—	—	—	8,925	8,925
Subordinated	—	—	—	—	—	129	4,066	9,636	13,831
Senior debt	2,003	2,061	4,252	2,758	3,453	15,250	42,017	23,414	95,208
Covered bonds	—	—	4,903	2,766	397	6,899	14,455	19,967	49,388
Total	2,003	2,061	9,155	5,524	3,850	22,278	60,538	61,942	167,351
A.    If an issuance has a put option in favour of the holder, the maturity of the put is considered rather than the contractual maturity.
Note: there are no additional guarantees for any of the debt issued by the group’s subsidiaries.

In addition to the medium- and long- term wholesale debt issuances, Grupo Santander has securitizations placed in the market as well as collateralized and other specialist funding totalling EUR 44,196 million (which includes EUR 6,085 million of debt instruments placed with private banking clients in Brazil). The average maturity is around 1.5 years.
The following charts show the similarity of the geographic distribution of our loans and advances to customers and medium- and long-term wholesale funding across our footprint. This has remained largely unchanged since 2019, except for an increase in the weight of the eurozone, in loans and advances and M/LT wholesale funding, with the corresponding decreases across the other regions.

Loans and advances to customers
%. December 2020

M/LT wholesale funding
%. December 2020
Wholesale funding from short-term issuance programmes is a residual part of Grupo Santander’s funding structure, which is related to treasury activities and comfortably covered by liquid assets.
The outstanding wholesale funding balance at the end of 2020 was EUR 23,210 million. 40% was in European Commercial Paper, US Commercial Paper and domestic programmes issued by the parent bank; 27% was in certificates of deposit and commercial paper programmes in the UK; 18% was in Santander Consumer Finance (SCF) commercial paper programmes; and 15% was in issuance programmes in other country units.
Liquidity in 2020
The key liquidity takeaways in 2020 are:
•Basic liquidity ratios remain at comfortable levels.
•Regulatory ratios are well above minimums and we are well positioned for the NSFR’s entry into force.
•Our use of encumbered assets in funding operations is moderate.
We will discuss these points in the following sections, but first we would like to reflect on the actions taken by Grupo Santander, regulators, governments and central banks in the months following the World Health Organization’s declaration of covid-19 as an epidemic and subsequently pandemic.
When the health crisis began, there were moments of initial uncertainty and concern from the markets, banks and regulators regarding potential stress situations.
The long-term debt markets closed in the beginning of March and there was a significant peak in the drawdown of committed wholesale credit lines. There was also tension in the short-term markets which manifested in high price and

Annual report 2020	Contents
exchange rate volatility and wider spreads, reflecting policy uncertainty (fiscal and monetary).
In this environment, our priority was to preserve our solid liquidity position at group and subsidiary level and so established a series of management measures and actions.
In addition, decisions were taken quickly by governments and central banks to increase the liquidity available in the market. Some of these measures were: PELTROs (Pandemic Emergency Longer-Term Refinancing Operations) announced in April, modification of the conditions of the third TLTRO programme (Targeted longer-term refinancing operation), introduction of the TFSME (Term funding SMEs) announced in March in the United Kingdom, reduction of liquidity reserve requirements, the temporary lowering of the Liquidity Coverage Ratio (LCR) requirements below 100% and the extension of the dollar liquidity lines offered by the Federal Reserve, among others. All these measures helped calm markets and avoid episodes of stress.
These measures continued throughout 2020, most recently increasing the number of auctions and volumes and extending the better TLTRO III conditions for banks lending to the real economy announced in December 2020 by the European Central Bank.
Among the measures we adopted, of note was the enhanced the daily liquidity monitoring which was regularly presented to the special situations committees and at the meetings held by the executive committee and the board of directors. In addition, daily monitoring meetings were held with the ECB during the first few weeks.
Although most country units had sufficient liquidity buffers to cover a horizon of 90 days or more under an aggressive scenario, we implemented several mitigation measures, including:
•Collateral generation in all geographic areas to maximize access to central bank facilities if necessary.
•Increased use of ECB facilities via the TLTRO programme and Bank of England funding via its TFSME programme.
•The strengthening of the USD liquidity position in Mexico and South America.
•The optimization of resources and capacity to use central bank programmes.
•Close collaboration with the authorities to ensure the effective implementation of public support.
As a result of these measures, our liquidity position remained solid at all times. Moreover, our commercial activity, which we will discuss later, positively contributed liquidity in the year.

i. Basic liquidity ratios at comfortable levels
At the end of December 2020, Grupo Santander recorded:
•a stable credit to net assets ratio (total assets minus trading derivatives and inter-bank balances) of 76%, similar to recent years. This high level compared to our competitors in Europe speaks to the retail nature of our balance sheet.
•a net loan-to-deposit ratio (LTD) of 108%, at a very comfortable level (below 120%) and well below the 114% in 2019. This improvement reflects the pandemic’s effect postponing consumption and investment decisions and causing a sharp increase in savings. Most central banks and governments in our footprint implemented support programmes for their economies in 2020, such as income policies, in the form of state-guaranteed financing facilities for companies via banks or direct loans to corporates. This allowed our lending (in constant euros) to grow moderately but was more than offset by deposit growth.
•a customer deposits plus M/LT funding to net loans and advances ratio of 116% versus 113% in 2019, for the reasons explained above.
•limited recourse to short-term wholesale funding, 2% of total funding, in line with previous years.
•lastly, our structural surplus defined as the excess of structural funding sources (deposits, M/LT funding and capital) against structural liquidity needs (fixed assets and loans) had an average balance of EUR 170,483 million in the year.
As at end-2020, our consolidated structural surplus stood at EUR 181,904 million. Fixed-income assets (EUR 162,830 million), equities (EUR 14,719 million) and net interbank deposits (EUR 27,565 million) were partly offset by short-term wholesale funding (-EUR 23,210 million). This totalled around 15% of our net liabilities, similar to 2019 year-end.
The table shows Grupo Santander’s basic liquidity monitoring metrics over the last few years:

Group’s liquidity monitoring metrics
%
	2020	2019	2018
Loans A / Total assets	76%	77%	76%
Loans A to deposit ratio (LTD)	108%	114%	113%
Customer deposits and medium and long term funding / Loans A	116%	113%	114%
Short term wholesale funding / Net liabilities	2%	3%	2%
Structural liquidity surplus (% of net liabilities)	15%	13%	13%
A.    Loans and advances to customers.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The table below shows the principal liquidity ratios of our main country units as at end-2020:

Main country units’ liquidity metrics
December 2020
	LTD ratio	Deposits + M/LT funding / Loans A
Parent bank	77%	170%
Santander Consumer Finance	256%	70%
United Kingdom	112%	107%
Portugal	95%	111%
Poland	80%	130%
United States	135%	107%
Mexico	83%	132%
Brazil	91%	122%
Chile	139%	94%
Argentina	58%	173%
Group	108%	116%
A.    Loans and advances to customers.
In 2020, the key drivers of Grupo Santander and our subsidiaries' liquidity (excluding the FX effect) were:
•recovery in credit in all our markets (except for SCF, which was heavily affected by the postponement of consumption decisions and the temporary closure of dealers). Customer deposits also grew and as such, the retail funding gap significantly contributed liquidity during the year.
•issuances continued to be less intense than in previous years and below our funding plan due to commercial dynamics and the favourable conditions of funding programmes implemented by central banks in response to the pandemic (especially the ECB and the Bank of England). We therefore issued mainly to ensure our regular presence in the relevant capital markets and comply with regulatory requirements.
In 2020, Grupo Santander issued EUR 47,328 million in M/LT funding (at year-average exchange rates) and extended contractual maturity on EUR 2,029 million in securitizations.
By instrument, the stock of M/LT fixed income debt (covered bonds, senior debt, subordinated debt and capital hybrid instruments) decreased by around 7% to EUR 30,410 million at the end of the year. The greater activity in senior TLAC eligible bonds and hybrids (preferred and subordinated) partially offset the lower covered bond and preferred senior debt issuances. As a sign of our commitment to sustainability, these figures include a EUR 1 billion green senior non-preferred bond issuance. Securitization and structured finance activities amounted to EUR 16,919 million in 2020, down 12% on 2019.

By country unit, Banco Santander, S.A. and Santander UK issued the most M/LT fixed income debt (excluding securitizations), followed by SCF. In the year, the greatest absolute increases were recorded in by our units in the UK, Spain and Mexico. The main year-on-year decreases were in SCF due to the commercial environment and in the US as issuances in 2019 were very high.
SCF and SC USA were the main issuers of securitizations.
The charts below provide greater detail on issuances by instrument and region:

Distribution by instrument and region
%. December 2020

Covered bonds issued in 2020 were 14% of total issuances, less than the 17% last year. As in 2019, the main issuing units were Spain and the UK. Senior debt accounted for 42% of total issuances, down from 44% in 2019. In qualitative terms, the weight of TLAC eligible senior debt in 2020 compared to senior preferred was greater than in 2019.
In 2020, Grupo Santander issued EUR 13,974 million of subordinated instruments, including EUR 9,809 million of senior non-preferred debt from Banco Santander, S.A. and senior preferred from the holdings in the UK and the US; EUR 2,664 million of subordinated debt; and EUR 1,500 million of AT1 eligible hybrid instruments issued by the parent bank.
In summary, Grupo Santander retained its comfortable access to the markets it operates in. In 2020, we issued and securitized debt in 11 currencies, involving 21 major issuers from 13 countries, with an average maturity of 4.8 years, slightly higher than last year.

Annual report 2020	Contents
ii. Compliance with regulatory ratios
Within the liquidity management model, over the last few years Grupo Santander has been managing the implementation, monitoring and compliance with the liquidity requirements established under international financial regulations ahead of schedule.
The commercial dynamics in the year, combined with market access and our active liquidity management, enabled us to use government and central bank funding mechanisms. This greatly strengthened our regulatory ratios, both immediate liquidity (LCR) as well as structural (NSFR), as we will see now.
Liquidity Coverage Ratio (LCR)
Since 2018, the regulatory LCR requirement has been at the maximum level (100%). As a result, we have set a risk appetite of 110% at both the group and subsidiary level.
Our strong short-term liquidity base and our core subsidiaries’ autonomous management led to compliance levels above 100% (both at group and local level) throughout the year. Our LCR in December 2020 was 168%, comfortably exceeding regulatory requirement.
The following table shows that all our subsidiaries substantially exceeded the required minimum over the last year.
Santander UK’s figures only include activities that the Financial Services and Markets Act 2000 leaves within the Ring-Fenced Bank.

Liquidity Coverage Ratio (LCR)
%
	December 2020	December 2019
Parent bank	175%	143%
Santander Consumer Finance	314%	248%
United Kingdom	152%	145%
Portugal	122%	134%
Poland	187%	149%
United States	129%	133%
Mexico	207%	133%
Brazil	167%	122%
Chile	155%	143%
Argentina	222%	196%
Group	168%	147%

NSFR (Net Stable Funding Ratio)
The final definition of the net stable funding ratio (NSFR) was approved by the Basel Committee in October 2014. It was transposed to EU law in June 2019 when the Official Journal of the European Union published the Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019 amending Regulation (EU) No575/2013 as regards the leverage ratio, the net stable funding ratio, requirements for own funds and eligible liabilities, counterparty risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements, and Regulation (EU) No 648/2012.
Accordingly, entities must have a net stable funding ratio, greater than 100% from June 2021.
The NSFR is a structural measurement that gives banks an incentive to ensure long-term stability and proper management of maturity mismatches by funding long-term assets with long-term liabilities. It is defined as the quotient of available stable funding (ASF) and required stable funding (RSF).
ASF comprises those sources of funding (capital and other liabilities) deemed stable over one year. RSF primarily refers to any asset considered illiquid over one year, thus needing to be matched with stable sources of funding.
In 2020, Grupo Santander had a consolidated and subsidiary management limit of 100%. A more demanding level has been established for 2021 to coincide with the regulatory entry into force of the metric.
We benefit from a high weight of customer deposits, which are more stable; permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments; and limited recourse to short-term funding. This helped maintain our balanced liquidity structure as reflected in our year-end consolidated and subsidiary NSFRs above 100%.
The following table provides details by main subsidiary as well as a comparison with 2019. Santander UK’s figures only include activities that the Financial Services and Markets Act 2000 leaves within the Ring-Fenced Bank.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Net Stable Funding Ratio
%
	December 2020	December 2019
Parent bank	116%	103%
Santander Consumer Finance	114%	106%
United Kingdom	129%	124%
Portugal	123%	104%
Poland	150%	130%
United States	120%	111%
Mexico	132%	121%
Brazil	119%	112%
Chile	120%	108%
Argentina	174%	154%
Group	120%	112%
III. Asset Encumbrance
Grupo Santander’s use of assets as collateral in structural funding sources of the balance sheet is moderate.
In keeping with the 2014 European Banking Authority (EBA) guidelines on disclosure of encumbered and unencumbered assets, the concept of asset encumbrance includes both on-balance-sheet assets pledged as collateral in operations to obtain liquidity, off-balance-sheet assets received and reused for a similar purpose, and other assets with liabilities for reasons other than funding.
The following tables show the asset encumbrance data Grupo Santander must present to the EBA as at end 2020:

Group. Disclosure on asset encumbrance as at December 2020
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Assets	350.4	—	1,157.9	—
Loans and advances	249.5	—	884.7	—
Equity instruments	5.8	5.8	9.9	9.9
Debt instruments	61.9	60.7	114.6	115.4
Other assets	33.2	—	148.7	—

Group. Collateral received as at December 2020
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	84.7	43.0
Loans and advances	—	—
Equity instruments	3.5	5.9
Debt instruments	80.2	37.1
Other collateral received	0.9	—
Own debt securities issued other than own covered bonds or ABSs	—	0.9

Group. Encumbered assets / collateral received and associated liabilities as at December 2020
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	306.3	435.1

Annual report 2020	Contents
On-balance-sheet encumbered assets amounted to EUR 350.4 billion; 71% are loans and advances (mortgages, corporate loans, etc.). Off-balance-sheet encumbrance stood at EUR 84.7 billion and mainly corresponds to debt securities received as collateral in reverse repurchase agreements and rehypothecated ("reused").
Both types of encumbered assets amount to EUR 435.1 billion, giving rise to associated liabilities of EUR 306.3 billion.
As the end of 2020, total asset encumbrance in funding operations was 26.6% of our extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,635.9 billion). It increased from 24.1% in 2019 due to our use of funding programmes implemented by central banks in response to the pandemic.
Rating agencies
Rating agencies influence Grupo Santander’s access to wholesale financing markets and the cost of its issuances.
The agencies listed below regularly review our ratings. Debt ratings depend on several endogenous factors (business model, strategy, capital, income generation capacity, liquidity, etc.) and exogenous factors related to the economic environment, the industry and sovereign risk across our footprint.
While sometimes the methodology applied by the agencies limits a bank's rating to the sovereign rating assigned to the country where it is headquartered, Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain (where it is headquartered) by Moody’s and DBRS and on par with it by Fitch and S&P, a testament of our financial strength and diversification.
At the end of 2020, the ratings from the main agencies were:

Rating agencies
	Long term	Short term	Outlook
DBRS	A (High)	R-1 (Middle)	Stable
Fitch Ratings	A-(SeniorA)	F2 (Senior F1)	Negative
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Negative
Scope	AA-	S-1+	Stable
JCR Japan	A+	—	Stable
In 2020, there were no modifications to these ratings which were confirmed by DBRS, Fitch, Moody’s, S&P and JCR Japan. Regarding the outlook, Fitch and S&P changed from stable to negative due to the economic consequences of the covid-19 crisis on the long-term rating.
Funding outlook for 2021
Despite lingering uncertainties, namely in geopolitics, financial regulation and development of the pandemic, Santander has begun 2021 with a comfortable liquidity position and a positive funding outlook for the year.
We expect a moderate increase in lending in all our core country markets, as well as a good performance in deposits leading to limited demand for liquidity from the retail business. The largest liquidity needs will come from our largest country units: Spain, Brazil and Global Consumer Bank (new entity comprising Santander Consumer Finance and Openbank).
The maturities in the coming quarters are manageable. They are aided by limited recourse to short-term funding and an expected medium- and long-term issuance dynamic in line with last year. We will manage each country, optimizing liquidity to maintain a solid balance sheet structure across our footprint.
For example, Banco Santander, S.A.'s 2021 funding plan is designed to cover the greater TLAC/MREL requirements and pre-finance issuances that lose loss-absorbing capacity, and, where applicable, cover the needs arising from potential increases in RWAs, as they form base for both ratios. As such, the plan does not incorporate secured instruments. It includes between EUR 8 billion and EUR 10 billion of senior preferred and non-preferred debt and a limited volume of hybrid instruments, the latter depending on RWA growth to ensure the continued fulfilment of the AT1 and T2 buffers (1.5% and 2%, respectively).
Our funding plans are designed to ensure Grupo Santander and each subsidiary always comply with regulatory requirements and those stemming from its risk appetite framework.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
3.5 Capital management and adequacy. Solvency ratios

→ At year-end, the phased-in CET1 ratio reached 12.34% after increasing 69 bps in the year (including 104 bps of organic generation).
→ The total phased-in capital ratio was 16.18% (+113 bps in the year).
→ Our active capital management culture strengthened throughout the organization.

Grupo Santander’s capital management aims to guarantee solvency and maximize profitability, while complying with internal objectives and regulatory requirements.
It is a key strategic tool for local and corporate decision making, enabling us to set a common framework of actions, criteria, policies, functions, metrics and processes.
We manage two types of capital:
•Regulatory capital: to manage regulatory capital, we analyze our capital base, regulatory solvency ratios under the prevailing regulatory criteria and capital planning scenarios to make our capital structure as efficient as possible both in terms of cost and compliance with the regulatory requirements.
Our active capital management applies strategies on efficient capital allocation to business lines, and considers securitizations, asset sales and issuances of capital instruments (capital hybrids and subordinated debt).
•Economic capital: our economic capital model aims to ensure our capital allocation is right for the risks inherent in our operations and risk appetite to optimize economic value added for our group and business units.
To optimize economic value added, we measure the real economic capital an activity requires and its return, and select those activities that maximize returns. We do this under both expected as well as unlikely but plausible economic scenarios, and with the solvency level decided by the Group.

Grupo Santander considers the following concepts:
→	Regulatory capital	→	Return on risk adjusted capital (RoRAC)
•Capital requirements: the minimum volume of own funds required by the regulator to ensure solvency based on credit, market and operational risks.	This is the return (net of tax) on economic capital required internally. Because a higher level of economic capital decreases the RoRAC, we require higher returns on transactions and business units with high capital consumption.
This considers the investment risk and is therefore a risk-adjusted returns measure.
The RoRAC improves management, allowing us to assess the risk-adjusted returns on our business and take more efficient investment decisions.
•Eligible capital: the amount of own funds considered eligible by the regulator to meet capital requirements, principally accounting capital and reserves.
→	Economic capital	→	Return on risk-weighted assets (RoRWA)

•Self-imposed capital requirement: the minimum volume of own funds Grupo Santander requires, for a given level of probability, to absorb unexpected losses resulting from its current exposure to risks (including risks not considered in regulatory capital).
This is the return (net of tax) on risk-weighted assets (RWAs) for a particular business. Grupo Santander uses RoRWA to establish strategies to allocate regulatory capital for maximum returns.
•Available capital: the volume of own funds Grupo Santander deems eligible under management criteria to meet its capital needs.
→	Cost of capital	→	Economic value added (EVA)
	The minimum return investors (shareholders) require as compensation for the opportunity cost and risk of investing in Santander. It represents a 'cut-off rate' or 'minimum return', which allows analysts to compare business units’ performance and analyze efficiency.		This is measured by profit generated in excess of the cost of economic capital. Grupo Santander adds economic value when the RoRAC exceeds its cost of capital; otherwise, value is destroyed. EVA measures absolute risk-adjusted returns (in monetary units), which complements the RoRAC approach.
→	Leverage ratio	→	Expected loss
	This regulatory metric compares a bank's size to its capital to measure how sound and robust it is, dividing Tier 1 capital by the leverage exposure. This takes into account balance sheet size with some adjustments for derivatives, funding of securities operations and off-balance sheet items.		Loss due to insolvency that an entity will suffer on average over an economic cycle. It considers insolvency a cost that can be reduced by proper loan approval.

Annual report 2020	Contents
Capital management priorities and activities
Grupo Santander’s core capital management activities are:
•setting solvency and capital contribution objectives in line with the minimum regulatory requirements and internal policies to guarantee a solid level of capital, matching our risk profile, and an efficient use of capital to maximize shareholder value.
•developing a capital plan to meet the strategic objectives. Capital planning is an essential part of executing the three-year strategic plan.
•assessing capital adequacy to ensure the capital plan is coherent with our risk profile and risk appetite framework, particularly in stress scenarios.
•preparing our annual capital budget as part of the group’s budgetary process.
•monitoring and controlling budgetary implementation in the group and country units and drawing up action plans to correct budget deviations.
•integrating capital metrics in management of businesses, ensuring alignment with group-wide objectives.
•drawing up reports on internal capital and for supervisory authorities and market players.
•planning and managing other loss-absorbing instruments (MREL and TLAC).
The main measures we took in 2020 were:
Issuances of capital hybrid and other loss-absorbing instruments
In 2020, Banco Santander, S.A. issued a total of EUR 3,814 million in subordinated debt. This comprised EUR 2,314 million of T2 subordinated debt and EUR 1,500 million in contingently convertible preferred shares (CoCos). The purpose of the CoCo issuance was to replace the euro issuance in the same amount.
In addition, Banco Santander, S.A. issued EUR 6,913 million in senior non-preferred debt.
Dividend policy
On 2 April 2020, Banco Santander's board of directors, taking into account the ECB’s recommendation, decided to cancel the final 2019 dividend payment and suspend the 2020 dividend policy. It therefore withdrew from the following day’s AGM agenda the proposal for the distribution of 2019 dividends and postponed its decision to a meeting In October.
The shareholders at the AGM held on 27 October approved a fully-paid capital increase for the distribution of new shares equivalent to EUR 0.10 per share as a complementary payment from 2019. This, together with the dividend paid in November 2019, resulted in a total remuneration for 2019 of EUR 0.20 per share.
Regarding the dividend against 2020 results, the board of directors intends for the final remuneration to be EUR 0.0275 per share in cash. This is the maximum allowed according to the limits established by the European Central Bank (ECB) in its recommendation 2020/63 on 15 December.
The board’s intention is to restore in the mid-term a cash dividend payout of 40-50% of the underlying profit. With respect to the remuneration against 2021 results, the intention is, in line with the announcement made in April 2020, to maintain the suspension of the dividend policy while the above mentioned ECB recommendation applies.

For more details, see section 3.3 ‘Dividends’ on the Corporate governance chapter.
Strengthen capital management culture
Grupo Santander aims to have a CET1 ratio of 11-12% in the medium term.
The continuous improvement in the capital ratios attests to our profitable growth strategy and active capital management culture across the organization.
In particular:
•We reinforced our dedicated capital management teams and improved coordination between the Corporate Centre and local teams.
•All country and business units developed individual capital plans focused on maximizing their return on capital.
•We increased the weight of capital on incentives having incorporated capital management and profitability standards in senior managers' variable pay:
–The metrics we consider include our CET1 ratio, the country units' contributions to the group capital ratio or their return on equity (RoTE) and profits after tax.
–Some of the qualitative items we consider include proper management of regulatory changes in capital, effective capital management in decision-making, generation of sustainable capital and effective capital allocation.
We're also developing a programme for better infrastructure, processes and methodologies that give support to capital areas to further enhance capital management, respond more quickly to the numerous and increasing regulatory requirements and carry out all related activities more efficiently.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Regulatory CET1 ratio (phased in A)
%
Capital ratios in 2020
The phased-in ratios are calculated by applying the CRR transitory schedules, while the fully-loaded ratios are calculated without applying any schedule (i.e. with the final regulations).
At the end of the year, the total phased-in capital ratio stood at 16.18% and the CET1 ratio (phased-in) at 12.34%. We have a strong capital base, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.01% for the total capital ratio and 8.85% for the CET1 ratio). This resulted in a CET1 management buffer of 349 bps, compared to the pre-covid-19 buffer of 189 bps.
In the year, the CET1 ratio (phased-in) increased 69 bps. Of note was the strong underlying capital generation of 104 bps, partially offset by the impact of restructuring costs, corporate transactions and market performance. It also includes 9 bps related to an accrual for 2020 dividend payments, based on the limit established by recommendation 2020/63 of the ECB on 15 December 2020, which allows a maximum payment of EUR 0.0275 per share.
Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 ratio was 45 bps, leading to a fully-loaded CET1 ratio of 11.89%, 48 bps higher than 2019.
The fully-loaded total capital ratio was 15.73%, up 95 bps during the year.
The phased-in leverage ratio stood at 5.3% and the fully-loaded ratio at 5.1%.

Main regulatory capital and solvency ratios (phased-in A)
EUR million
	2020	2019
Common equity (CET1)	69,399	70,497
Tier1	78,501	79,536
Eligible capital	91,015	91,067
Risk-weighted assets	562,580	605,244
CET1 capital ratio	12.34%	11.65%
T1 capital ratio	13.95%	13.14%
Total capital ratio	16.18%	15.05%
Leverage ratio	5.33%	5.15%

Regulatory capital (phased-in). Flow statement
EUR million
2020
Core Tier 1 Capital
Starting amount (31/12/2019)	70,497
Shares issued in the year and share premium	(72)
Treasury shares and own shares financed	(63)
Reserves	4,306
Attributable profit net of dividends	(9,249)
Other retained earnings	(12,004)
Minority interests	228
Decrease/(increase) in goodwill and other intangible assets	12,767
Other	2,988
Ending amount (31/12/2020)	69,399
Additional Tier 1 Capital
Starting amount (31/12/2019)	9,039
AT1 eligible instruments	(355)
T1 excesses - subsidiaries	418
Residual value of intangible assets	—
Deductions	—
Ending amount (31/12/2020)	9,102
Tier 2 Capital
Starting amount (31/12/2019)	11,531
T2 eligible instruments	990
Generic funds and surplus loan-loss provisions-IRB	—
T2 excesses - subsidiaries	(7)
Deductions	—
Ending amount (31/12/2020)	12,514
Deductions from total capital	—
Total capital ending amount (31/12/2020)	91,015

A.The phased-in ratios include the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

Annual report 2020	Contents

Regulatory CET1 ratio (phased-in ) performance in 2020
%

Total risk weighted assets comprising the denominator of capital requirements based on risk, are set out below, as well as their distribution by geographic segment.

Risk weighted assets
EUR million
	RWAs		Minimum capital requirements
	2020	2019	2020
Credit risk (excluding CCR)	447,927	483,341	35,834
Of which standardized approach (SA)	246,284	283,385	19,703
Of which the foundation IRB (FIRB) approach A	30,797	35,583	2,464
Of which the advanced IRB (AIRB) approach	168,096	161,548	13,448
Of which Equity IRB under the Simple risk-weight or the IMA	2,750	2,825	220
Counterparty Risk (CCR)	10,239	11,070	819
Of which IRB approach	7,083	7,549	567
Of which standardized approach	2,195	2,274	176
Of which risk exposure from contributions to default fund or central counterparties (CCP)	241	259	19
Of which credit valuation adjustment (CVA)	720	988	58
Settlement risk	0	2	—
Securitization exposure in banking book (after cap)	8,159	6,629	653
Of which IRB approach	0	2,374	0
Of which SEC-IRBA approach	4,731	2,030	378
Of which SEC-SA approach	1,821	1,014	146
Of which SEC-ERBA approach	1,607	866	129
Of which standardized approach (SA)	0	346	0
Market risk	18,008	21,807	1,441
Of which standardized approach	5,071	7,596	406
Of which internal model approach (IMA)	12,936	14,211	1,035
Operational risk	55,865	59,661	4,469
Of which standardized approach	55,865	59,661	4,469
Amounts below the thresholds for deduction (subject to 250% risk weight)	22,382	22,734	1,791
Floor adjustment	—	—	—
Total	562,580	605,244	45,006
A. Includes equity under the PD/LGD approach.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Capital requirements by geographical distribution
EUR million
	TOTAL	EUROPE	o/w: Spain	o/w: United Kingdom	NORTH AMERICA	o/w: US	SOUTH AMERICA	o/w: Brazil	Rest of the world
Credit risk	36,401	22,492	9,977	5,047	6,342	4,863	6,860	4,340	706
Of which internal rating-based (IRB) approach A	15,884	12,574	5,891	3,663	1,168	481	1,536	1,271	605
Central governments and central banks	31	1	1	—	1	—	15	3	15
Institutions	509	286	72	73	110	52	35	4	78
Corporates – SME	9,760	6,876	3,946	1,242	1,052	425	1,484	1,262	348
Of which Corporates - Specialized Lending	1,283	999	350	381	167	33	67	—	50
Of which Corporates – Other	1,813	1,700	1,424	87	75	1	38	36	1
Retail - Secured by real estate SME	65	64	64	—	1	1	—	—	—
Retail - Secured by real estate non-SME	3,238	3,226	939	2,050	2	1	1	—	8
Retail - Qualifying revolving	321	321	112	148	—	—	—	—	—
Retail - Other SME	329	328	201	1	—	—	—	—	—
Retail - Other non-SME	1,631	1,472	556	149	2	—	1	—	155
Other non-credit-obligation assets	—	—	—	—	—	—	—	—	—
Of which standardized approach (SA)	19,703	9,104	3,271	1,384	5,174	4,382	5,324	3,069	101
Central governments and central banks	1,197	758	741	—	83	—	353	317	2
Regional governments or local authorities	17	9	6	—	—	—	8	8	—
Public sector entities	31	4	—	—	14	14	13	—	—
Multilateral Development Banks	—	—	—	—	—	—	—	—	—
International Organizations	—	—	—	—	—	—	—	—	—
Institutions	350	118	70	9	119	109	107	87	6
Corporates	3,623	1,922	358	471	695	648	994	362	11
Retail	7,584	2,886	296	508	2,507	2,206	2,111	1,589	81
Secured by mortgages on immovable property	2,570	872	190	37	802	615	895	256	—
Exposures in default	524	262	127	16	77	51	185	84	—
Items associated with particular high risk	156	28	—	13	16	16	112	13	—
Covered bonds	13	13	—	13	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	6	2	2	—	3	—	2	—	—
Collective investments undertakings (CIU)	21	22	7	—	—	—	—	—	—
Equity exposures	23	18	—	—	—	—	5	—	—
Other items	3,588	2,191	1,475	317	859	722	537	353	1
Of which Equity IRB	814	814	814	—	—	—	—	—	—
Under the PD/LGD method	594	594	594	—	—	—	—	—	—
Under simple method	220	220	220	—	—	—	—	—	—
Counterparty credit risk	253	153	79	37	58	48	41	24	—
Of which mark to market method (Standardized)	176	94	25	32	53	47	29	20	—
Of which Risk exposure amount for contributions to the default fund of a CCP	19	19	16	2	—	—	—	—	—
Of which CVA	58	41	37	2	5	1	12	4	—
Settlement risk	—	—	—	—	—	—	—	—	—
Securitization exposures in banking book (after cap)	653	450	174	141	188	157	13	13	2
Market risk	1,441	1,002	973	14	207	7	232	116	—
Of which standardized approach (SA)	406	274	245	14	8	7	123	116	—
Of which internal model approaches (IMA)	1,035	728	728	—	199	—	108	—	—
Operational risk	4,469	2,349	854	566	1,078	830	1,042	565	—
Of which standardized approach	4,469	2,349	854	566	1,078	830	1,042	565	—
Amounts below the thresholds for deduction and other non-deducted investments (subject to 250% risk weight)	1,791	1,242	1,128	20	77	—	470	399	2
Floor adjustment	—	—	—	—	—	—	—	—	—
Total	45,006	27,688	13,184	5,825	7,950	5,904	8,657	5,455	711

A. Including counterparty credit risk.

Annual report 2020	Contents

The following table presents the main changes to the capital requirements by credit risk:

Credit risk capital movements A
EUR million
	RWAs	Capital requirements
Starting amount (31/12/2019)	522,527	41,802
Asset size	12,298	984
Model updates	2,790	223
Regulatory	(4,057)	(325)
Acquisitions and disposals	(721)	(58)
Foreign exchange movements	(38,002)	(3,040)
Other	(7,089)	(567)
Ending amount (31/12/2020)	487,745	39,020
A.    Includes capital requirements of equity, securitisations and counterparty risk (excluding CVA and CCP).

The changes in RWAs in 2020 (-EUR 34,782 million) were impacted by the generalized devaluation of currencies, especially the BRL, USD and GBP. Volumes increased in South America in the year (particularly in Brazil) and in the US. These increases offset the decline observed in Europe, mainly in Spain.
Other includes the securitizations in the year, particularly in Spain and Santander Consumer Finance.
With regards to regulatory ratios, Santander exceeded the 2020 minimum regulatory requirements by 317 bps, taking into account the shortfalls in AT1 and T2.

16.18%
T2
2.23%
AT1
1.61%
CET1
12.34%
13.01%
2.38%
T2
1.78%
AT1
0.01%
CCyB A
1.00%
G-SIB B
2.50%
CCoB C
0.84%
Pillar 2 R
4.50%
Min. Pillar 1
CET1
8.85%
Regulatory ratios 2020 (phased-in)
Regulatory requirements

A.    Countercyclical buffer.
B.    Global systemically important banks (G-SIB) buffer.
C.    Capital conservation buffer.

In short, from a qualitative point of view, Santander has solid capital ratios, aligned with its business model, balance sheet structure and risk profile.
Economic capital
Economic capital is required to cover risks from our activity with a certain level of solvency. We measure it with an internally developed model. To calculate the required capital, we determine our solvency level based on our objective long-term rating of 'A' (above the rating for the Kingdom of Spain); this represents a confidence level of 99.95% (higher than the regulatory level of 99.90%).
Our economic capital model measurements cover all significant risks incurred in our activity (concentration risk, structural interest rate risk, business risk, pensions risk, deferred tax assets (DTAs), goodwill and others that are beyond the scope of regulatory Pillar 1). It also takes diversification into account, which is key to determining and understanding our risk profile and solvency in view of our multinational operations and businesses.
Our total risk and related economic capital are less than the sum of the risk and capital of all individual units combined. Because our business spreads across various countries via a structure of separate legal entities with different customer and product segments and types of risks, our earnings are less vulnerable to adverse situations for any given market, portfolio, customer type or risk. Despite increasing economic globalization, economic cycles are not the same and countries are affected differently. This was clearly evident during the current covid-19 crisis. Groups with a global presence have more stable results and are more resistant to the eventual market or portfolio crises. This translates into lower risk.
In contrast to regulatory criteria, we consider certain intangible assets, such as DTAs or goodwill, retain value, even in a hypothetical resolution, owing to the geographic structure of our subsidiaries. Thus, assets can be valued and their unexpected loss and capital impact can be estimated.
Economic capital is a key tool for internal management and the development of Grupo Santander’s strategy, for assessing solvency and managing risk of portfolios and businesses.
With regard to Basel Pillar 2, we use our economic model for the internal capital adequacy assessment process (ICAAP). We plan business progression and capital needs under a central scenario and alternative stress scenarios to make sure we meet our solvency objectives even in adverse scenarios.
Economic capital derived metrics help us assess risk-return objectives, how to price operations based on risk, how economically viable projects are, and how to value country units and business lines, so we can fulfil our overriding objective of maximizing shareholder value.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
As a homogeneous risk measure, we can use economic capital to explain how risk is distributed throughout the Grupo Santander, bringing together different activities and types of risk under a single metric.
Given its relevance, internal management considers several economic capital derived metrics from both a capital needs and a risk-return point of view, within a conservative risk appetite framework established at both group and country unit level.
Required economic capital in December 2020 amounted to EUR 60,386 million. Compared to the available economic capital base of EUR 86,316 million, this implies a capital surplus of EUR 25,931 million.

Reconciliation of economic and regulatory capital
EUR million
	2020	2019
Net capital and issuance premiums	60,557	60,692
Reserves and retained profits	52,902	59,016
Valuation adjustments	(35,345)	(23,249)
Minority interests	6,669	6,441
Prudential filters	(592)	(639)
Other A	2,126	(2,136)
Base economic capital available	86,316	100,124
Deductions	(16,337)	(31,398)
Goodwill	(13,621)	(25,068)
Other intangible assets	(2,090)	(3,410)
DTAs	(627)	(2,920)
Other	(580)	1,772
Base regulatory (CET1) capital available B	69,399	70,497

Base economic capital available	86,316	100,124
Economic capital required C	60,386	72,879
Capital surplus	25,931	27,245
The main difference compared to regulatory CET1 is how goodwill, other intangible assets and DTAs are treated; we consider them additional capital requirements rather than a deduction from available capital.
The charts below sum up Grupo Santander’s economic capital needs as at 31 December 2020, by region and risk type.

Distribution of economic capital needs by type of risk
%
The distribution of economic capital among core business areas reflects our business and risk diversification. Europe accounted for 57% of capital; North America, 24%; and South America, 19%.
Outside our operating areas, the Corporate Centre mainly takes on goodwill risk and structural exchange rate risk (risk from maintaining stakes in foreign subsidiaries that is denominated in currencies other than the euro).
The benefit from diversification included in the economic capital model, including intra-risks (largely similar to geographic diversification) and inter-risk diversification amounted to approximately 25-30%.

A. Includes: Comparative of Provisions over Economic Expected loss, Pension Assets and Other adjustments. All figures according to EC 2020 methodology.
B. Including IFRS 9 transitional arrangements.
C. In order to enhance the comparison with regulatory capital, the differences in goodwill due to fx changes are included in the required economic capital. All figures according to EC 2020 methodology.

Distribution of economic capital needs by geographic area and type of risk
EUR million. December 2020

Grupo Santander. Total requirements: 60,386

Corporate Centre A		Europe		North America		South America
16,514		25,190		10,315		8,367

All risks:		All risks:		All risks:		All risks:
Goodwill	53%	Credit	54%	Credit	63%	Credit	63%
Market	30%	Market	10%	Fixed Assets	12%	ALM	7%
DTAs	14%	Pensions	9%	Business	8%	Operational	7%
Other	4%	ALM	8%	Operational	4%	Business	6%
		Others	19%	Others	13%	Others	17%
A. Including Santander Global Platform

Annual report 2020	Contents
RoRAC and Economic Value Added
Since 1993, Grupo Santander has been using RoRAC methodology to:
•calculate economic capital consumption and return for business units, segments, portfolios and customers, so as to optimize capital allocation.
•measure the management of units through budgetary monitoring of capital consumption and RoRAC.
•analyze and set prices to make decisions on operations (approvals) and customers (monitoring).
The RoRAC methodology helps us compare the return on operations, customers, portfolios and businesses on a like-for-like basis. We can identify what is obtaining a risk-adjusted return higher than its cost of capital and thus align risk and business management to maximize economic value added (EVA), which is senior management’s ultimate goal.
We regularly assess the level and progression of EVA and the risk-adjusted return (RoRAC) across Grupo Santander. EVA is calculated as profit generated above the cost of economic capital employed, and is calculated as follows:
Economic Value Added = underlying consolidated profit – (average economic capital x cost of capital)
We calculate profit by making the necessary adjustments to consolidated profit to eliminate factors outside the ordinary course of our business and thus obtain each country unit’s underlying result in the year.
Additionally, for internal management purposes, we analyze the impact of items not covered by our economic capital model but affect reserves without being included in the income statement.
We compare the expected credit loss of the various portfolios against provisions, similar to the regulatory capital approach. This became more significant in 2020 owing to the exceptional increase in provisions required to tackle the covid-19 crisis.
The minimum return on capital a transaction must obtain is determined by the cost of capital, the minimum compensation required by shareholders. We calculate it by adding the premium shareholders require to invest in Santander, to the risk-free return. The premium depends essentially on the degree of volatility in our share price with respect to the market’s performance. The cost of capital defined for Grupo Santander in 2020 was 12.00%, impacted by higher volatility in the covid-19 crisis (vs. 8.30% the previous year, which shows a more structural value).
As well as annually reviewing the cost of capital, Grupo Santander’s internal managers also estimate a cost of capital for each business unit based on its features (under the philosophy that subsidiaries manage capital and liquidity autonomously) to determine whether each business is capable of creating standalone value.
If a transaction or portfolio obtains a positive return, it contributes to our profits, but only adds economic value when that return exceeds the cost of capital.
The following table shows economic value added and RoRAC at the end of December 2020 of the Group’s main geographical segments. These figures are clearly affected by the economic situation resulting from the covid-19 crisis, which led to lower profit due to greater provisions and an increase in the cost of capital, resulting in a value for 2020 greater than the structural cost of capital for the group:

Economic Value Added A and RoRAC
EUR million
	2020		2019
Main segments	RoRAC	EVA	RoRAC	EVA
Europe	10.5%	(429)	17.7%	2,682
North America	15.0%	187	20.2%	1,019
South America	26.1%	883	36.0%	2,641
Total Group	8.5%	(2,529)	12.9%	3,509
A. The economic value added is calculated with the cost of capital of each unit. The Group’s total RoRAC includes the operative units, the Corporate Centre and SGP, reflecting the Group's economic capital and its return.

Capital planning and stress tests
Capital stress test exercises are a key tool in banks' dynamic evaluations of their risks and solvency.
These forward-looking evaluations are based on unlikely but plausible macroeconomic and idiosyncratic scenarios. They require robust planning models that can translate the effects defined in the projected scenarios to elements that affect solvency.
The ultimate aim of capital stress exercises is to thoroughly assess risks and solvency to determine capital requirements if a bank fails to meet its regulatory and internal capital objectives.
Internally, Grupo Santander has a defined capital stress and planning process to respond to various regulatory exercises and is a key tool integrated into management and strategy.
Internal capital stress and planning aims to ensure sufficient current and future capital, even in unlikely but plausible economic scenarios. Based on our initial situation (defined by our financial statements, capital base, risk parameters, and regulatory and economic ratios), we estimate results in various business environments (including severe recessions as well as expected macroeconomic environments), to determine our solvency ratios, usually for a three-year period.
Planning offers a comprehensive view of our capital for the analyzed period and in each of the defined scenarios based on regulatory capital and economic capital metrics.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
This chart describes the structure in place:

1	Macroeconomic scenario	•Central and recession •Idiosyncratic: based on specific risks facing the entity •Multi-year horizon •Reverse stress tests

2	Balance sheet and income statement forecasts
•Projection of volumes. Business strategy
•Margins and funding costs
•Fees and operating expenses
•Market shocks and operational losses
•Credit losses and provisions. PIT LGD and PD models
•IFRS 9 models and migration among stages

3	Capital requirements forecasts	•Consistent with projected balance sheet •Regulatiry and economic risk parameters (PD, LGD and EAD)

4	Solvency analysis	•Available capital base. Profits and dividends •Regulatory and legislative impacts •Capital and solvency ratios •Compliance with capital objectives •Regulatory and economic view

5	Action plan	•In the event of failure to comply with internal objectives or regulatory requirements

This structure supports the ultimate objective of capital planning, by making it an important strategic element that:
•ensures current and future solvency, even in adverse economic scenarios.
•ensures comprehensive capital management, analyzes specific effects and integrates them into strategic planning.
•enables a more efficient use of capital.
•helps formulate capital management strategy.
•facilitates communication with the market and supervisors.
Our capital planning has the full involvement and close supervision of senior managers, under a framework that ensures suitable governance and that is subject to the right levels of challenge, review and analysis.
A key element in capital planning and stress analysis exercises is calculating the provisions needed under these scenarios, especially to cover losses on credit portfolios; it is particularly important for income statement forecasts under defined adverse scenarios.
To calculate loan-loss provisions of the credit portfolio, we use a methodology that ensures provisions cover loan losses projected by its internal expected loss models, based on exposure at default (EAD), probability of default (PD) and loss given default (LGD parameters), at all times.
In 2018, we adapted this methodology to incorporate changes in the new IFRS 9 regulations, with models to calculate balances by stages (S1, S2, S3) as well as the movements between them and the loan-loss provisions in accordance with the new standards.
Our capital planning and stress analysis culminate with an analysis of solvency under various scenarios over a set period to measure capital adequacy and ensure we meet internal all capital and regulatory requirements.
If we were to fail to meet our capital objectives, we would draw up an action plan with the measures needed to attain the minimum capital desired. We analyze and quantify these measures as part of internal exercises even if we will not need to utilize them as we exceed the minimum capital thresholds.
Grupo Santander carries out its internal stress and capital planning transversally throughout the group, at the consolidated and local level. Our country units use it as an internal management tool, particularly to respond to local regulatory requirements.

Annual report 2020	Contents
Since the beginning of the economic crisis in 2008, we have undergone seven external stress tests. All of them proved our strength and solvency in the most extreme and severe macroeconomic scenarios showing that, owing to our business model and geographic diversification, we would still be capable of generating profit for shareholders while satisfying the most demanding regulatory requirements.
We have also conducted internal stress tests every year since 2008 as part of our ICAAP process (Basel Pillar 2). Every test has proven our capacity to confront the most difficult exercises on a global and local level.
During 2020, due to the special situation resulting from the coronavirus crisis, capital planning capacities and stress tests allowed us to analyze various scenarios for the evolution of the pandemic and ensure capital adequacy under the various possible scenarios derived from the covid-19 crisis.
Recovery and Resolution Plans and Special Situations Management Framework
This section summarizes our progress in crisis management, particularly the main principles of recovery plans, resolution plans and the management framework governing special situations.
Recovery plans
Context. Grupo Santander prepared its eleventh corporate recovery plan in 2020. The most important part sets out measures we have at our disposal to survive a very severe crisis on our own.
Its aims primarily to test the feasibility, effectiveness and credibility of recovery measures as well as the suitability of the recovery indicators and their respective thresholds, above which decision-making will be escalated to cope with stress situations.
It sets out macroeconomic and/or financial crisis scenarios which incorporate idiosyncratic and/or systemic events relevant to the group that could lead to its activation.
It has been designed with the premise of no extraordinary public aid, in accordance with article 5.3 of the BRRD.
The recovery plan should not be interpreted as an instrument independent of our structural mechanisms to measure, manage and supervise risk. Integrated into the plan are: the risk appetite framework (RAF), the risk appetite statement (RAS), the risk identification assessment (RIA), the business continuity management system (BCMS), the internal assessments of capital and liquidity (ICAAP and ILAAP) and other tools. It is also integrated into our strategic plans.

Progress in 2020. In April, as a result of the crisis caused by the covid-19 pandemic, the ECB announced that banks could submit recovery plans for 2020 only covering essential elements and improvements made to rectify any key deficiencies the ECB had identified in its feedback letters on their 2019 recovery plans.
It also announced that the macroeconomic and/or financial crisis scenarios used in past years, in which idiosyncratic and/or systemic events are incorporated, would be replaced with a single covid-19 stress scenario.
Despite this easing of requirements and the ECB not identifying any key weaknesses in our 2019 recovery plan, we decided to prepare a comprehensive plan in 2020. It comprised all chapters and most of the improvements suggested by the ECB. Specifically:
•further details on the roles and responsibilities of Silver/Gold forums outside of crisis periods.
•more details about non-financial indicators and on our approach to early warning indicators for non-financial events.
•greater detail on external interconnections, standardizing criteria between subsidiaries.
•a recovery strategy adapted to the covid-19 scenario, and an improved chapter on global stressed recovery capacity with more details, macro charts developed by the in-house research team and tables to demonstrate the impact of the measures on the LCR.
•the impact of recovery measures in March, to show how all our recovery options can be executed in a crisis, in addition to more details about the assumptions underlying impact calculations, including stress scenarios.
The key takeaways from our analysis of the 2020 corporate plan were:
•no material interdependencies between country units.
•ample recovery capacity ensured in all scenarios by available measures, with an advantage in a recovery situation afforded by our geographic diversification model.
•sufficient capacity in each subsidiary to emerge from a recovery situation on its own, strengthening our autonomous subsidiaries model (in terms of capital and liquidity).

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•sufficient mitigation mechanisms to minimize the negative economic impact of potential reputational damage in stress scenarios.
•in a serious financial or solvency event, no one subsidiary is important enough to trigger the corporate plan by causing the severest recovery indicator levels to be surpassed.
These factors prove our business model and geographic diversification strategy, based on autonomous subsidiaries, will continue to be strong in a recovery situation.
Regulation and governance. Grupo Santander’s recovery plan complies with the EU regulations and follows the non-binding recommendations of the Financial Stability Board (FSB) and other international bodies.
We submitted our latest plan to the Single Supervisory Mechanism in October 2020, after which the EBA has six months to make formal considerations.
It comprises the corporate plan (Banco Santander, S.A.) and local plans for the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Poland and Portugal. Except for Santander Chile, all country units must draw up a local plan in compliance with local regulations as well as corporate requirements.
Though the board of Banco Santander, S.A. approves the corporate plan, relevant content and figures are previously submitted to and discussed by the capital committee, the global ALCO and the risk supervision, regulation and compliance committee. On the other hand, local plans are approved by local bodies, always in coordination with the parent as they are included in the corporate plan.
Resolution plans
Grupo Santander cooperates with the relevant authorities to prepare resolution plans, providing them with the information they request.
Those that form part of the Crisis Management Group (CMG) upheld their decision on our Multiple Point of Entry (MPE) strategy1 to be used in the hypothetical case of resolution.
This is based on our legal and business structure, organized into nine resolution groups that can be resolved independently without involving other parts of the organization.

In November 2020, the Single Resolution Board (SRB) announced its preferred resolution strategy and work priorities to improve our resolvability.
We continued to make progress with projects to improve resolvability, defining these lines of action:

1) Ensure a sufficient buffer of instruments with loss absorption capacity.
In 2020, Grupo Santander issued debt instruments that meet the MREL eligibility requirements.
To avoid legal uncertainty surrounding the execution of the resolution authority’s bail-in power, all our issuances governed by laws other than Spanish law include a contractual recognition clause, obliging the creditor to accept any reduction of principal or outstanding amounts, or the conversion or cancellation by virtue of the said bail-in power.
2) Ensure information systems can quickly provide the high-quality information required in resolution.
We continue to make our governance of information provided to the resolution authority for drawing up resolution plans stronger and more systematic. We made further progress with ongoing projects to create data repositories on:
1.legal entities that belong to the group.
2.critical suppliers.
3.critical infrastructure.
4.financial contracts in accordance with article 71.7 of the BRRD.
3) Guarantee operational continuity in resolution situations.
Grupo Santander is strengthening operational continuity with new clauses in contracts with internal and external suppliers, which stipulate that resolution is not considered an event which could trigger termination of services.
This clause features in any new contracts or renewals according to a corporate template we've created.
We conducted an analysis on services provided by market infrastructure to confirm service continuity in a resolution scenario and understand their policies in the case of financial deterioration prior to resolution.

1.With the exception of Santander US whose resolution plans correspond to the individual entities.

Annual report 2020	Contents
We are also developing contingency plans for cases where a main market infrastructure's own resolution disrupts service. They will include actions to mitigate the associated risk such as (i) identifying and justifying potential substitutes/alternatives and (ii) assessing possible financial or operative measures that would mitigate risk from losing the service.
4) Foster a culture of resolvability.
Grupo Santander continued to involve more senior managers by elevating resolvability matters to the board and other high-level committees.
Special situations management framework
We hold regular simulation exercises, which serve as a tool for raising awareness and preparing for certain stress situations.
Contingency plans are classified as mitigation tools within the Comprehensive Special Situations Framework (CSSF), in line with their more global nature.
The framework comprises two additional key stages in managing them: (i) special situations preparation in BAU and (ii) facilitating resolution.
This has given us flexibility to activate the special corporate situations committees in order to respond preventively to the situation generated by covid-19, and to coordinate the responses of the country units.
In the pandemic, we continued to actively interact with our main subsidiaries to promote and share best practices, and ensure appropriate crisis governance through local crisis committees.
As reflected in our management of covid-19, one key feature has been to have a tried and tested technological infrastructure to guarantee the agile and swift activation of special situations protocols and procedures.
Total Loss Absorbing Capacity (TLAC) and Minimum Required Eligible Liabilities (MREL)
In November 2015, the FSB published the TLAC term sheet based on the previously published principles for crisis management frameworks. It aims to ensure global systemically important banks (G- SIBs) have the capacity to absorb losses and recapitalize as required to maintain critical functions during and immediately after resolution proceedings without compromising customer funds, public funds or financial stability.
The TLAC term sheet requires each G-SIB to have an individually set minimum TLAC level which is the greater of (a) 16% of risk weighted assets from 1 January 2019 and 18% from 1 January 2022, or (b) 6% of the Basel III Tier 1 leverage ratio exposure measure from 1 January 2019, and 6.75% from 1 January 2022.
Some jurisdictions have already transposed the TLAC term sheet into law (as is the case in Europe via the CRR 2 and BRRD 2, and in the US). Other jurisdictions where we operate, including Brazil and Mexico, have yet to implement this requirement.
The phase-in calendar for developing countries extends the deadline for implementing the term sheet to 2025. In Europe, the final texts of CRR 2 and BRRD 2, which modify the resolution framework, were published in June 2019. One of the main objectives of this revision was to implement the TLAC requirement in Europe.
The CRR 2, which came into force in June 2019, dictates the 16%/18% minimum requirement for G-SIBs as set in the TLAC term sheet. It must be made up of subordinated liabilities (with the exception of a percentage of senior debt - 2.5%/3.5%). It also sets the subordination requirement for large banks (with total assets exceeding EUR 100 billion) at 13.5% of RWAs or 5% of the tier 1 Basel III leverage ratio exposure (whichever is greater).
The BRRD 2 will be transposed into law in Spain in 2021.
G-SIBs also have a Pillar 2 requirement in addition to the minimum CRR requirement, owing to the MREL methodology in the BRRD 2.
In November 2019, Banco de España formally communicated the (binding) MREL for the Banco Santander, S.A. Resolution Group (sub-consolidated), which needed be met from 1 January 2020. It was set at 16.81% of total liabilities and own funds based on December 2017 data, equivalent to 28.60% of the Resolution Group’s RWAs.
Of this, 11.48% of the total liabilities and own funds must be met by subordinated instruments, taking into account a concession of 2.5% of total RWAs which can be non-subordinated.
As of 31 December 2020, Banco Santander, S.A. meets its MREL requirements having issued eligible instruments during the year.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4. Financial information by segment

4.1 Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business (see also note 51.c to the Grupo Santander financial statements).
Grupo Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. We prepare the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems.The same general principles as those used in Grupo Santander are applied.
In 2020, we maintain the general criteria applied in 2019, as well as the business segments with the following exceptions, which only affect the secondary segments:
1.Following the creation of the reporting segment Santander Global Platform in 2019, which comprises our global digital services under a single business unit, and its incorporation in both primary and secondary segments, in 2020 for better monitoring of its evolution and contribution to the Group's results, at the secondary segment level in addition to the results generated by the platforms, 50% of the results generated by countries in products linked to these platforms are considered. These results were previously included in Retail Banking.
2.Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
These changes in the secondary segments have no impact on the primary segments and do not affect the Group’s figures.
To allow better comparability of the secondary segments, 2019 data has been provided on a new basis.
After these changes, the operating business areas are structured in two levels:

Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland, Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith) and the UK.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized business unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch. The sale of Banco Santander Puerto Rico was completed in September 2020, which was previously included in the US.
South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Santander Global Platform: which comprises our global digital services under a single business unit, includes Global Payments Services (Global Trade Services, Global Merchant Services, Superdigital, Pago FX), our fully digital bank Openbank and Open Digital Services, and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).

Annual report 2020	Contents
Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and Santander Global Platform.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance and 50% of the countries’ results generated by digital services, which are included in Santander Global Platform. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).

Santander Global Platform: which comprises our global digital services under a single business unit (breakdown in the primary segment definition), as well as 50% of the results generated by these services in the commercial network.
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As Grupo Santander’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

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
As described in section 3 'Group financial performance' above, the results of our business areas presented below are provided on the basis of underlying results only and generally including the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts.
The statements included in this section regarding Grupo Santander's competitiveness and that of its subsidiaries have been produced by Santander based on public information (corporate websites of competing entities and information published by national banking institutions).

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4.2 Summary income statement of the Group’s main business areas

2020
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	14,046	4,737	19,693	9,379	4,167	2,656
Spain	3,957	2,314	6,782	3,175	715	517
Santander Consumer Finance	3,832	750	4,685	2,703	1,869	1,085
United Kingdom	3,808	506	4,339	1,697	697	530
Portugal	787	388	1,296	706	483	338
Poland	1,037	452	1,524	895	370	162
Other	626	328	1,067	203	32	24
NORTH AMERICA	8,469	1,661	11,011	6,379	2,332	1,492
US	5,645	889	7,360	4,281	1,250	731
Mexico	2,825	772	3,651	2,098	1,082	762
SOUTH AMERICA	10,723	3,566	14,845	9,533	5,291	2,927
Brazil	7,625	2,824	10,866	7,325	4,045	2,113
Chile	1,787	335	2,263	1,363	785	432
Argentina	912	273	1,128	496	200	179
Other	398	134	588	349	262	203
SANTANDER GLOBAL PLATFORM	129	81	192	(190)	(204)	(150)
CORPORATE CENTRE	(1,374)	(29)	(1,141)	(1,470)	(1,912)	(1,844)
TOTAL GROUP	31,994	10,015	44,600	23,633	9,674	5,081

Secondary segments
RETAIL BANKING	29,544	6,850	37,215	20,368	7,531	4,196
CORPORATE & INVESTMENT BANKING	2,953	1,550	5,397	3,328	2,726	1,823
WEALTH MANAGEMENT & INSURANCE	454	1,194	2,135	1,229	1,199	868
SANTANDER GLOBAL PLATFORM	416	449	994	178	130	39
CORPORATE CENTRE	(1,374)	(29)	(1,141)	(1,470)	(1,912)	(1,844)
TOTAL GROUP	31,994	10,015	44,600	23,633	9,674	5,081

Underlying attributable profit to the parent by primary segment distribution A	Underlying attributable profit to the parent 2020. Core markets
2020	EUR million. % change YoY in constant euros

A. As a % of operating areas. Excluding Corporate Centre and Santander Global Platform.

Annual report 2020	Contents

2019
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	14,201	5,260	21,001	9,957	7,350	4,878
Spain	3,919	2,481	7,506	3,485	2,174	1,585
Santander Consumer Finance	3,848	823	4,710	2,672	2,215	1,314
United Kingdom	3,788	866	4,727	1,892	1,455	1,077
Portugal	856	390	1,375	751	750	525
Poland	1,171	467	1,717	1,024	681	349
Other	620	234	966	133	76	28
NORTH AMERICA	8,926	1,776	11,604	6,636	2,776	1,667
US	5,769	947	7,605	4,309	1,317	717
Mexico	3,157	829	3,998	2,327	1,459	950
SOUTH AMERICA	13,316	4,787	18,425	11,769	7,232	3,924
Brazil	10,072	3,798	13,951	9,345	5,606	2,939
Chile	1,867	404	2,539	1,508	1,129	630
Argentina	940	446	1,316	554	217	144
Other	437	138	619	362	280	212
SANTANDER GLOBAL PLATFORM	92	6	81	(159)	(166)	(120)
CORPORATE CENTRE	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,097)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

Secondary segments
RETAIL BANKING	32,862	8,561	42,599	23,672	12,953	7,580
CORPORATE & INVESTMENT BANKING	2,728	1,520	5,227	2,945	2,699	1,713
WEALTH MANAGEMENT & INSURANCE	570	1,199	2,226	1,271	1,281	929
SANTANDER GLOBAL PLATFORM	375	549	1,061	315	258	127
CORPORATE CENTRE	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,097)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4.3 Primary segments

EUROPE	Underlying attributable profit
EUR 2,656 Mn
2020 Highlights
→ One Santander, whose first focus is Europe, is accelerating our business transformation in the region, to achieve superior growth and a more efficient operating model.
→ Excluding the exchange rate impact, volumes grew in all markets in the year: loans grew +4% and deposits +6%, with significant recovery in activity since April’s lows.
→ Underlying attributable profit of EUR 2,656 million, 46% lower year-on-year (-45% in constant euros), affected by the extraordinary provisions recorded.
→ Customer revenue showed the resilience and strength of our model in a low activity environment, with a recovery in recent months which drove the fourth quarter to be the highest of the past two years. Strong cost control across all markets mitigating the negative impact on net operating income (-5%).

Strategy
With One Santander we want to create a better bank in Europe, where our customers and our employees feel a deep connection with Santander while delivering sustainable shareholder value, by:
•Growing our business by better serving our customers, through capital efficient growth opportunities including SCIB and WM&I, simplifying our mass market value proposition, improving customer experience and connecting to PagoNxt.
•Continuing to develop our omnichannel strategy, to redefine how we interact with our customers, accelerate our digital agenda and maintain the personal relationships through our teams.
•Creating a common operating model in Europe, to serve the business with common platforms and automated operations. We will leverage shared services to move to a more flexible organization with one aligned team across the continent.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	10,021		15,187
36%	/active customers	+10%	YoY

This transformation aims to deliver revenue growth and notable cost savings, resulting in positive operating jaws. in October, we committed to deliver EUR 1 billion additional cost savings over the next two years after we achieved our previous target early.
In 2021 we will see the first steps of this deep transformation. Particular focus will be on changing how we manage our business with new regional business owners, who will define the vision and end-to-end value proposition for each customer area and deliver through agile teams in all countries.

Annual report 2020	Contents
Business performance
Loans and advances to customers remained virtually unchanged year-on-year. In gross terms, excluding reverse repurchase agreements and the exchange rate impact, they rose 4%, with broad-based growth in all countries. Of note were the UK (mortgages), Spain (mainly corporates due to ICO-guaranteed loans) and Portugal (mortgages and corporates), as well as a positive performance in SCIB (mainly in Other Europe, but in the other countries as well).
Customer deposits increased by 4% compared to 2019. Excluding repurchase agreements and the FX impact, they were up 6% with rises in all countries.
Mutual funds grew 4% (+5% excluding FX impact), predominantly driven by Portugal (+6%) and Other Europe (+56%), boosting customer funds by 4% (+6% excluding the exchange rate impact).
Results
Underlying attributable profit in 2020 was EUR 2,656 million (37% of the Group's total operating areas), and underlying RoTE was 5.5%.
Compared to 2019, underlying attributable profit, was down 45% in constant euros (-46% in euros), as follows:
•Total income declined 5% dampened by the health crisis, low interest rates, lower income from real estate stakes in Spain and the higher contribution to the DGF.
Net interest income remained stable benefiting from higher volumes, interest rate management and the positive TLTRO impact.
•Administrative expenses and amortizations decreased 6% stemming from optimizations in recent years and the efficiencies generated since the pandemic began.
•Net loan-loss provisions, which to some extent anticipate potential future impacts, increased sharply amid the covid-19 health crisis. However, the NPL ratio improved 10 bps to 3.15% due to risk management and other initiatives such as non-performing portfolio sales.
•Other gains (losses) and provisions increased their loss during the year, mainly in the UK and Poland for potential legal contingencies and other provisions.

EUROPE
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	14,046	14,201	(1.1)	0.0
Net fee income	4,737	5,260	(9.9)	(9.4)
Gains (losses) on financial transactions A	884	1,035	(14.6)	(14.2)
Other operating income	26	505	(94.9)	(94.9)
Total income	19,693	21,001	(6.2)	(5.4)
Administrative expenses and amortizations	(10,314)	(11,044)	(6.6)	(5.8)
Net operating income	9,379	9,957	(5.8)	(4.8)
Net loan-loss provisions	(4,299)	(1,839)	133.8	136.3
Other gains (losses) and provisions	(914)	(768)	18.9	20.1
Profit before tax	4,167	7,350	(43.3)	(42.7)
Tax on profit	(1,132)	(1,979)	(42.8)	(42.3)
Profit from continuing operations	3,035	5,371	(43.5)	(42.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,035	5,371	(43.5)	(42.9)
Non-controlling interests	(379)	(493)	(23.2)	(22.1)
Underlying attributable profit to the parent	2,656	4,878	(45.6)	(45.0)

Balance sheet
Loans and advances to customers	675,895	676,904	(0.1)	2.6
Cash, central banks and credit institutions	224,793	180,389	24.6	26.2
Debt instruments	86,925	104,382	(16.7)	(15.2)
Other financial assets	48,266	53,893	(10.4)	(10.2)
Other asset accounts	41,658	41,471	0.5	2.2
Total assets	1,077,537	1,057,038	1.9	4.2
Customer deposits	622,826	600,380	3.7	6.4
Central banks and credit institutions	208,408	189,792	9.8	11.2
Marketable debt securities	120,166	133,544	(10.0)	(7.4)
Other financial liabilities	55,919	60,807	(8.0)	(7.7)
Other liabilities accounts	15,635	16,383	(4.6)	(2.6)
Total liabilities	1,022,954	1,000,906	2.2	4.5
Total equity	54,583	56,133	(2.8)	(0.1)

Pro memoria:
Gross loans and advances to customers B	658,471	650,552	1.2	3.9
Customer funds	696,427	671,032	3.8	6.1
Customer deposits C	603,450	581,395	3.8	6.4
Mutual funds	92,977	89,637	3.7	4.6

Ratios (%) and operating data
Underlying RoTE	5.48	10.00	(4.51)
Efficiency ratio	52.4	52.6	(0.2)
NPL ratio	3.15	3.25	(0.10)
NPL coverage	57.3	49.8	7.5
Number of employees	83,976	86,574	(3.0)
Number of branches	4,846	5,336	(9.2)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Spain	Underlying attributable profit
EUR 517 Mn
2020 Highlights
→ Santander España has worked to be a part of the solution to the crisis through initiatives to support households, the self-employed and businesses. Among others, we remained at the forefront of mobilizing ICO funding and granting payment holidays in mortgages, consumer finance and cards.
→ We made further progress in transforming our distribution model with the launch of our new app and website, among other initiatives, and in accelerating our digitalization.
→ Significant cost reduction efforts (-10% year-on-year), while improving customer satisfaction and our net promoter score (NPS) positioning.
→ Underlying attributable profit was EUR 517 million in 2020, down 67% compared to 2019, predominantly affected by higher provisions amid the uncertain climate.

Strategy
Commercial activity was strongly affected in 2020, particularly during the worst months of the pandemic. Since the outbreak, Santander España has run initiatives to support our stakeholders:
•Protecting our employees: we introduced remote working measures, encouraged the use of digital channels and implemented health protection measures at our facilities.
•Supporting our customers: we channelled EUR 30.8 billion in ICO-backed loans (approved loans and credit lines) to the self-employed, SME and corporates (reaching a 27% market share) and granted more than 180,000 payment holidays to households.
•Contributing to society: we launched the Together in Solidarity Fund, with more than EUR 25 million invested in solidarity initiatives.
As regards the main loyalty drivers and performance by segment in 2020:
•For SMEs and corporates, we simplified our value proposition with Santander One, a pioneering model in Spain's financial industry, that provides subscription-based, personalized financial services, centred on customer loyalty.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	2,643		5,234
34%	/active customers	+11%	YoY
•In Insurance, the performance of our agreements with Aegon and Mapfre to provide a complete insurance offering, which boosted growth in non-credit related premiums by more than 27% year-on-year.
•In Private Banking, we remained market leaders, being named Best Private Banking Overall in Spain by Euromoney and Global Finance.
•In SCIB, we obtained solid results, maintaining our leadership in the main league tables despite the uncertain market environment and the covid-19 impacts.
We continued to ramp up our digitalization, leading to an 11% increase in digital customers in the year and more than 100 million accesses to digital channels per month. Our app and website led the Aqmetix ranking.
Our strategic agreement with Correos increases our network services at more than 4,600 offices and bolsters our financial services in Spain's rural areas.
We reaffirmed our Responsible Banking commitment, with sustainable growth initiatives, as well as leading SRI Funds with a 44% market share.
Lastly, Santander España was named Best Company to Work For by Top Employers.

Annual report 2020	Contents
Business performance
Loans and advances to customers rose 5%. In gross terms, excluding reverse repurchase agreements, they increased by EUR 9,455 million (+5%) strongly driven by the self-employed, SMEs and corporates. Mortgage completions and consumer lending remained below 2019 levels, in line with the economic slowdown.
Customer deposits increased 5% compared to 2019. Excluding repos, growth was also 5% boosted by demand deposits (+9% year-on-year). Regarding mutual funds, assets under management increased 1% despite the initial impact of the pandemic, as net inflows were positive in the last seven months.
Results
Underlying attributable profit amounted to EUR 517 million (7% of the Group’s total operating areas) with an underlying RoTE of 3%.
Compared to 2019, underlying attributable profit was 67% lower. By line:
•Total income declined 10% impacted primarily by lower net fee income from reduced transaction volumes and market performance, and lower income from real estate stakes. Conversely, net interest income had no material change after absorbing the impact of negative interest rates and smaller ALCO portfolio.
•Administrative expenses and amortizations fell at double-digit rates (-10% year-on-year) through the development of our distribution model.
•Higher loan-loss provisions for potential future impacts of the uncertainty caused by the covid-19 crisis. Despite the economic recession, the NPL ratio improved 71 bps year-on-year, mainly due to the high level of corporate loans and a non-performing portfolio sale for EUR 1.5 billion. Coverage ratio increased 6 pp.
•Other gains (losses) and provisions, where provisions related to foreclosed assets and increased operational risk are recorded, had no material change.

Spain
EUR million
Underlying income statement	2020	2019	%
Net interest income	3,957	3,919	1.0
Net fee income	2,314	2,481	(6.7)
Gains (losses) on financial transactions A	781	1,046	(25.4)
Other operating income	(269)	61	0.0
Total income	6,782	7,506	(9.6)
Administrative expenses and amortizations	(3,607)	(4,021)	(10.3)
Net operating income	3,175	3,485	(8.9)
Net loan-loss provisions	(2,001)	(856)	133.7
Other gains (losses) and provisions	(459)	(455)	0.9
Profit before tax	715	2,174	(67.1)
Tax on profit	(199)	(589)	(66.2)
Profit from continuing operations	516	1,585	(67.4)
Net profit from discontinued operations	—	—	—
Consolidated profit	516	1,585	(67.4)
Non-controlling interests	0	0	0.0
Underlying attributable profit to the parent	517	1,585	(67.4)

Balance sheet
Loans and advances to customers	194,239	185,179	4.9
Cash, central banks and credit institutions	113,518	78,334	44.9
Debt instruments	21,654	34,288	(36.8)
Other financial assets	2,671	1,393	91.8
Other asset accounts	22,438	23,908	(6.1)
Total assets	354,521	323,102	9.7
Customer deposits	251,375	240,427	4.6
Central banks and credit institutions	48,305	25,231	91.4
Marketable debt securities	26,068	26,855	(2.9)
Other financial liabilities	9,344	8,971	4.2
Other liabilities accounts	4,112	5,222	(21.3)
Total liabilities	339,203	306,706	10.6
Total equity	15,318	16,396	(6.6)

Pro memoria:
Gross loans and advances to customers B	200,735	191,280	4.9
Customer funds	320,879	308,747	3.9
Customer deposits C	251,375	240,126	4.7
Mutual funds	69,503	68,621	1.3

Ratios (%) and operating data
Underlying RoTE	3.30	10.48	(7.18)
Efficiency ratio	53.2	53.6	(0.4)
NPL ratio	6.23	6.94	(0.71)
NPL coverage	47.1	41.1	6.0
Number of employees	26,961	27,630	(2.4)
Number of branches	2,939	3,235	(9.1)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Santander Consumer Finance	Underlying attributable profit
EUR 1,085 Mn
2020 Highlights
→ During 2020, SCF prioritized the management of the covid-19 impact. This was reflected in the protection of our employees’ health, in ensuring business continuity and service and in supporting our customers and business partners (car manufacturers, dealers and retailers).
→ New business volumes were affected by the health crisis, particularly from March to May, with strong signs of recovery in H2, as the impact of second wave at the end of the year was much less severe.
→ Underlying attributable profit was EUR 1,085 million, with an underlying RoTE that remained at double-digits (13%), RoRWA of 1.9% and a cost of credit which is low for this type of business.
→ We announced the creation of the Digital Consumer Bank, a new business with the aim of building a global digital consumer finance business based on SCF and Openbank's digital platform technology.

Strategy
Santander Consumer Finance (SCF) is Europe's consumer finance leader, present in 15 countries with more than 130,000 associated points of sale (auto dealers and shops). It also has numerous finance agreements with auto and motorcycle manufacturers and retail distribution groups.
In 2020 management focused on:
•strengthening leadership position in the retail auto finance market, while optimizing capital consumption and driving growth in consumer finance;
•proactively managing brand agreements and developing digital projects, helping our partners with their digitalization and transformation plans;
•executing the 2019 strategic operations as a key element to maintain high profitability and best-in-class efficiency:
–the agreement with Hyundai Kia in Germany to acquire 51% of its auto financing company, and
–the agreement with Ford Motor Company to acquire Forso AB (Fords' financial entity) in the Nordic countries.
As a result of these priorities, SCF continued to gain market share amid the health crisis, underpinned by its business model: highly diversified by countries with a critical mass in key products.

Loans and advances to customers by geographic area
December 2020

Germany

Nordic countries

Spain

France

Italy

Poland

Other

We also maintained our leadership position in profitability, more than doubling the RoA of pan-European competitors, and in efficiency we were the only player who improved.
We signed new agreements with retail distributors and manufacturers, to assist them in their commercial transformation and increase the value proposition for the end customer. We struck two main strategic deals to strengthen our presence in Europe, maintain our auto finance leadership position and boost digital channels: the acquisition of 46% of Sixt Leasing and the joint consumer finance operation with Telecom Italia Mobile.
SCF was once again named Top Employer 2020 in Austria, Belgium, Germany, Italy, the Netherlands and Poland.
Looking forward, we announced the creation of Santander Digital Consumer Bank, a new business with the aim of building a global digital consumer finance business based on SCF and Openbank's digital platform technology. Openbank is our 100% digital bank and is the largest digital bank in Europe. It has a complete set of banking services that come on top of its unique, scalable and efficient software package. Together, they will form a very potent business.

Annual report 2020	Contents
Business performance
Most of SCF’s markets were significantly affected in 2020 by the isolation measures related to covid-19, which was reflected in a 12% fall in new lending (significantly better than 24% fall in European new car sales), despite recovering pre-crisis levels in the second half of the year. The largest falls were in Southern Europe, which was most affected by isolation measures, whereas Northern European markets were stronger.
In order to compensate lost revenue, several measures are being carried out to reduce risk, including expense reductions, income initiatives in pricing and cost of funding.
The stock of loans and advances fell 1% year-on year. In gross terms, excluding the exchange rate impact and reverse repos, it was in line with 2019.
Customer deposits were flat (+1% excluding the exchange rate impact). Our recourse to wholesale funding markets remained strong, obtaining EUR 10 billion in 2020. Additionally, we increased funding from the ECB (+85%) to take advantage of the favourable conditions.
Results
Underlying attributable profit in 2020 was EUR 1,085 million, (15% of the Group’s total operating areas) and underlying RoTE was 13%.
Compared to 2019, underlying profit was down 16% in constant euros (-17% in euros), as follows:
•Total income increased 1% driven by net interest income (greater stock of loans and revenue actions), while fees fell due to the reduction in new business. Income was partially offset by the European Court of Justice ruling regarding early repayment of loans and interest rate limitations.
•Administrative expenses and amortizations were down 2% mainly due to covid-19 mitigation actions and continued efficiency projects, resulting in a 99 bp efficiency improvement to 42.3% and in a 3% growth in net operating income.
•Net loan-loss provisions rose significantly affected mainly by covid-related provisions and positive one-offs recorded in 2019. Cost of credit stood at 0.88%, NPL ratio at 2.36% and coverage rose to 111%.
•Other gains (losses) and provisions improved, in part due to greater releases and lower impairments of intangible assets (software) which offset regulatory impacts in Poland.
•As a result, net profit before minority interests was EUR 1,364 million in 2020, decreased 14% compared to 2019.
•The largest contribution to the underlying attributable profit came from Germany (EUR 360 million), the Nordics (EUR 206 million), Spain (EUR 118 million) and France (EUR 100 million).

Santander Consumer Finance
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	3,832	3,848	(0.4)	1.2
Net fee income	750	823	(8.8)	(8.4)
Gains (losses) on financial transactions A	21	(8)	—	—
Other operating income	82	47	74.4	77.2
Total income	4,685	4,710	(0.5)	0.9
Administrative expenses and amortizations	(1,981)	(2,038)	(2.8)	(1.5)
Net operating income	2,703	2,672	1.2	2.8
Net loan-loss provisions	(899)	(477)	88.6	92.3
Other gains (losses) and provisions	65	20	217.7	199.4
Profit before tax	1,869	2,215	(15.6)	(14.4)
Tax on profit	(505)	(598)	(15.6)	(14.6)
Profit from continuing operations	1,364	1,618	(15.6)	(14.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,364	1,618	(15.6)	(14.3)
Non-controlling interests	(280)	(303)	(7.8)	(7.6)
Underlying attributable profit to the parent	1,085	1,314	(17.4)	(15.9)

Balance sheet
Loans and advances to customers	101,043	102,262	(1.2)	(0.2)
Cash, central banks and credit institutions	11,297	8,258	36.8	38.4
Debt instruments	5,658	3,197	77.0	82.3
Other financial assets	29	33	(12.5)	(11.6)
Other asset accounts	4,961	4,001	24.0	25.2
Total assets	122,987	117,750	4.4	5.6
Customer deposits	39,488	39,602	(0.3)	1.1
Central banks and credit institutions	32,729	25,159	30.1	31.2
Marketable debt securities	34,554	36,776	(6.0)	(5.3)
Other financial liabilities	1,175	1,413	(16.9)	(16.1)
Other liabilities accounts	3,763	3,865	(2.7)	(1.9)
Total liabilities	111,709	106,815	4.6	5.7
Total equity	11,279	10,935	3.1	4.8

Pro memoria:
Gross loans and advances to customers B	103,734	104,783	(1.0)	0.0
Customer funds	39,488	39,602	(0.3)	1.1
Customer deposits C	39,488	39,602	(0.3)	1.1
Mutual funds	—	—	—	—

Ratios (%) and operating data
Underlying RoTE	12.52	15.26	(2.74)
Efficiency ratio	42.3	43.3	(1.0)
NPL ratio	2.36	2.30	0.06
NPL coverage	111.0	106.1	4.9
Number of employees	14,376	14,448	(0.5)
Number of branches	352	416	(15.4)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

United Kingdom	Underlying attributable profit
EUR 530 Mn
2020 Highlights
→ Supporting our customers, people and communities remained our top priority. Although covid-19 materially impacted our results, the decisive management actions and extraordinary work of our colleagues helped deliver a remarkably resilient performance despite the challenging environment.
→ Our multi-year transformation programme, focused on improved customer experience, digitalization and organizational simplification, is an integral part of the One Santander strategy.
→ Underlying attributable profit fell 51% in euros year-on-year to EUR 530 million (-50% in constant euros). Net interest income rose amid ongoing focus on business efficiency partially offset by the covid-19 impact.

Strategy
We are delivering on our strategy with a focus on greater customer loyalty. We continue to enhance our operating model, structures and productivity while simplifying, digitalizing and automating the business. We are applying learnings from the covid-19 pandemic, including accelerated customer digital adoption, property strategy, digitalization and automation.
Our strategy, combined with the decisive management actions and the resilience of our balance sheet will deliver on our purpose to help people and business prosper.
We have continued to focus on our core mortgage business, having granted over GBP 4.4 billion in new mortgage loans, a strong rebound in application volumes following the Q2 lockdown.
We also supported over 150,000 businesses, by granting GBP 4.6 billion under government schemes. We are continuing to develop our international proposition; we held 80 virtual trade events and increased the number of trade corridors, up by 3 to 20. We have helped 373,000 retail customers with payment holidays, including mortgages and consumer loans, a huge operational effort.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	4,450		6,267
31%	/active customers	+8%	YoY

In order to deliver excellent customer experience, we further developed our digital proposition. The number of digital customers reached 6.3 million, up 8% year-on-year. We retained 68% of refinanced mortgage loans online, an increase of 8 pp year-on-year. We also opened 82% of current accounts and 90% of credit cards through digital channels, up 30 pp and 28 pp year-on-year respectively.
To support this increased digitalization, we introduced Chat, a new digital channel providing 24/7 service via a chatbot and access to colleagues via Live Chat. Since April, we have seen over 3.7 million conversations, with volumes growing from 1,000 per day to over 25,000. To ensure sufficient capacity, we trained 4,000 colleagues and introduced a continuous optimization model for chatbot.
We also turned our branch fraud and scam workshops into virtual events for customers, colleagues and communities, open for all to attend. Following a June trial, we incorporated feedback for phase two and held 69 events with 1,700 attendees and a satisfaction score of 89%.
Finally, our multi-year transformation programme continues, with GBP 330 million invested and GBP 244 million of savings since it commenced in 2019. This programme is an integral part of One Santander strategy.

Annual report 2020	Contents
Business performance
Loans and advances to customers decreased 5% in euros compared to 2019. In gross terms, excluding reverse repurchase agreements and the exchange rate impact, they rose 3%. Growth was driven by new mortgage loans from the pent up demand and stamp duty relief, and flows in corporates almost exclusively via government schemes.

Customer deposits rose 2% in euros and were 8% higher excluding repurchase agreements and the exchange rate impact. Demand deposits increased 11%, while time deposits fell 16%. Mutual funds were up 2%.
Results
Underlying attributable profit was EUR 530 million in 2020 (8% of the Group’s total operating areas), and underlying RoTE was 3.9%.
Compared to 2019, underlying attributable profit was 51% lower in euros and 50% lower in constant euros. By line:
•Total income declined 7%, particularly due to a 41% reduction in net fee income (lower customer activity and regulatory changes to overdrafts), asset repricing following the Bank of England base rate reduction, and, to a lesser extent, lower gains on financial transactions.
Conversely, net interest income picked up strongly in the second half of the year resulting in a 2% increase, due to liability repricing actions, in particular the 1I2I3 Current Account, and stronger volumes.
•Administrative expenses and amortizations declined 6% reflecting realized efficiency savings from our transformation programme and lower costs related to commercial activity. This was partially offset by covid-19 related costs.
•Net loan-loss provisions increased significantly due to covid-related charges for expected credit losses, however from very low levels. Cost of credit remained low (28 bps) and the NPL ratio was 1.21%. The coverage ratio rose 11 pp to 48%.
•The negative impact from other gains (losses) and provisions increased 47%, in part due to potential legal contingencies.

United Kingdom
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	3,808	3,788	0.5	1.9
Net fee income	506	866	(41.6)	(40.8)
Gains (losses) on financial transactions A	(26)	12	0.0	0.0
Other operating income	51	62	(17.1)	(16.0)
Total income	4,339	4,727	(8.2)	(7.0)
Administrative expenses and amortizations	(2,642)	(2,835)	(6.8)	(5.6)
Net operating income	1,697	1,892	(10.3)	(9.1)
Net loan-loss provisions	(733)	(253)	190.0	194.0
Other gains (losses) and provisions	(267)	(184)	44.9	46.8
Profit before tax	697	1,455	(52.1)	(51.4)
Tax on profit	(146)	(355)	(58.9)	(58.4)
Profit from continuing operations	551	1,100	(49.9)	(49.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	551	1,100	(49.9)	(49.2)
Non-controlling interests	(21)	(22)	(4.9)	(3.7)
Underlying attributable profit to the parent	530	1,077	(50.8)	(50.2)

Balance sheet
Loans and advances to customers	261,062	273,528	(4.6)	0.7
Cash, central banks and credit institutions	54,576	39,314	38.8	46.5
Debt instruments	11,527	20,187	(42.9)	(39.7)
Other financial assets	712	943	(24.4)	(20.3)
Other asset accounts	9,173	8,498	7.9	13.9
Total assets	337,050	342,470	(1.6)	3.9
Customer deposits	232,923	229,361	1.6	7.2
Central banks and credit institutions	29,302	25,075	16.9	23.3
Marketable debt securities	52,562	64,340	(18.3)	(13.8)
Other financial liabilities	2,448	2,671	(8.3)	(3.2)
Other liabilities accounts	4,624	4,409	4.9	10.7
Total liabilities	321,860	325,856	(1.2)	4.3
Total equity	15,189	16,614	(8.6)	(3.5)

Pro memoria:
Gross loans and advances to customers B	242,090	249,214	(2.9)	2.5
Customer funds	223,270	218,944	2.0	7.6
Customer deposits C	215,332	210,727	2.2	7.9
Mutual funds	7,938	8,218	(3.4)	2.0

Ratios (%) and operating data
Underlying RoTE	3.85	7.28	(3.43)
Efficiency ratio	60.9	60.0	0.9
NPL ratio	1.21	1.01	0.20
NPL coverage	47.9	36.5	11.4
Number of employees	22,931	24,490	(6.4)
Number of branches	564	616	(8.4)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Portugal	Underlying attributable profit
EUR 338 Mn
2020 Highlights
→ Santander Portugal's priority was to support its customers and the economy by actively mobilizing state-backed lines of credit for businesses as well as through capital and interest payment holidays on mortgages, consumer loans and business loans.
→ We strengthened our position as the country’s largest bank in terms of assets and domestic loans and advances to customers, with market shares of 18% in new lending to corporates and 25% in mortgages.
→ Commercial and digital transformation was a significant growth driver, mainly for service quality improvement, resulting in Portugal's best NPS.
→ Underlying attributable profit decreased 36% year-on-year to EUR 338 million, weighed down by the impact of the crisis on income and provisions, which was only partly mitigated by cost reductions.

Strategy
In 2020, amid the pandemic, Santander Portugal maintained its product and service proposition adapted to customer needs by:
•Continued support through the commercial network, focusing primarily on increasing the use of digital channels. As a result, digital sales were higher (and now account for 43% of the total) and the number of digital customers increased 20% year-on-year.
•Supporting our customers, giving them the option to take payment holidays and offering government lines of credit set up to support businesses. We also monitored changing customer needs given the complex environment.
We continued to implement our commercial and digital transformation strategy, adapting it to the changes accelerated by the pandemic, which became one of the main growth drivers in customers, loyalty and improving service quality:
•As at December 2020, loyal customers rose 4% to 812,000. We opened Boutique Santander, the first virtual marketplace in the country, with instant personal loans and real-time loan simulations.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	812		930
48%	/active customers	+20%	YoY

•Commercial simplification and the proactive approach of our commercial network, enabled us to achieve the best NPS in Portugal for our service quality.
•We are the leading digital payments bank, offering services using ApplePay and smartwatches and wearables (Apple, Garmin and Fitbit), in addition to the Santander Wallet App.
•In 2020, we continued to be recognized for our activity, named the Best Bank in Portugal and Best Private Banking in Portugal in 2019 by Euromoney and Global Finance, as well as Best Retail Bank by World Finance.
•We remained among Great Place to Work's top 3 best companies to work for in Portugal.
•We maintained the highest risk ratings, aligned with or above the sovereign’s.

Annual report 2020	Contents
Business performance
Loans and advances to customers increased 7%. Excluding reverse repos, gross loans and advances to customers rose 8% year-on-year, backed by steady growth in corporate loans (underpinned by the state-backed lines of credit) and mortgages.
Customer funds (excluding repos) rose 2% mostly due to demand deposits (+17% year-on-year). In the fourth quarter, mutual funds picked up (+9% compared to September), leading to a 6% year-on-year increase.
Results
Underlying attributable profit was EUR 338 million in the year (5% of the Group’s total operating areas), and underlying RoTE was 9%.
Compared to 2019, underlying attributable profit dropped 36%. By line:
•Total income decreased 6%, weighed down by the impact of the pandemic in net interest income (lower interest rates) and net fee income (lower volumes and suspension of fees for digital payments and payment holidays in loans). Gains on financial transactions remained flat, but were offset by reduced insurance activity and the higher contribution to the SRF.
•Administrative expenses and amortizations fell 5% driven by the ongoing transformation process, resulting in a efficiency ratio around 45.5%.
•Higher net loan-loss provisions for possible future impacts of the pandemic, raising the cost of credit to 0.51%. The NPL ratio fell to 3.89%.
•Other gains (losses) and provisions remained insignificant. However, the increased in the year driven by foreclosed assets.

Portugal
EUR million
Underlying income statement	2020	2019	%
Net interest income	787	856	(8.1)
Net fee income	388	390	(0.6)
Gains (losses) on financial transactions A	111	111	0.2
Other operating income	10	17	(41.8)
Total income	1,296	1,375	(5.7)
Administrative expenses and amortizations	(590)	(623)	(5.3)
Net operating income	706	751	(6.1)
Net loan-loss provisions	(193)	8	—
Other gains (losses) and provisions	(29)	(9)	213.4
Profit before tax	483	750	(35.5)
Tax on profit	(145)	(223)	(35.2)
Profit from continuing operations	339	527	(35.7)
Net profit from discontinued operations	—	—	—
Consolidated profit	339	527	(35.7)
Non-controlling interests	0	(2)	(76.4)
Underlying attributable profit to the parent	338	525	(35.5)

Balance sheet
Loans and advances to customers	38,058	35,406	7.5
Cash, central banks and credit institutions	5,819	4,675	24.5
Debt instruments	11,569	12,580	(8.0)
Other financial assets	1,487	1,695	(12.3)
Other asset accounts	1,475	1,769	(16.6)
Total assets	58,408	56,125	4.1
Customer deposits	39,881	39,258	1.6
Central banks and credit institutions	9,974	8,003	24.6
Marketable debt securities	2,520	3,384	(25.5)
Other financial liabilities	249	276	(9.8)
Other liabilities accounts	1,643	1,516	8.4
Total liabilities	54,267	52,438	3.5
Total equity	4,141	3,688	12.3

Pro memoria:
Gross loans and advances to customers B	39,054	36,321	7.5
Customer funds	43,133	42,324	1.9
Customer deposits C	39,881	39,258	1.6
Mutual funds	3,252	3,066	6.1

Ratios (%) and operating data
Underlying RoTE	8.73	12.80	(4.07)
Efficiency ratio	45.5	45.3	0.2
NPL ratio	3.89	4.83	(0.94)
NPL coverage	66.5	52.8	13.7
Number of employees	6,336	6,582	(3.7)
Number of branches	477	542	(12.0)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Poland	Underlying attributable profit
EUR 162 Mn
2020 Highlights
→ Santander Bank Polska strengthened its position as Poland's third largest bank in terms of assets and continued to be recognized as an industry leader in traditional and digital banking.
→ Management mainly focused on customer relationships and maximizing business income.
→ Accelerated digitalization and Smart omni-channel approach.
→ Underlying attributable profit in 2020 was EUR 162 million (-54% year-on-year in euros, -52% in constant euros), impacted by interest rate cuts, provisions recorded due to regulatory changes after the European Court of Justice rulings and covid-19 related impairment charges.

Strategy
In an environment heavily impacted by the pandemic, our digital growth strategy focused on end-to-end digitalization and accelerated significantly in all key products: personal loans, new account openings and insurance sales, together with SME loans and mortgages.
Santander Bank Polska continued its aim to become the bank of first choice, anticipating and responding to customer expectations. Digital transformation mainly centred on new services, such as a single login for individuals and businesses, a facility to customize customer login settings for internet and mobile banking and strong customer authentication (SCA).
Retail and SME banking activity was hit hard by the pandemic, which reduced customer and branch activity, as well as sales. We focused on revenue recovery and cost optimization, while improving our products and processes to maximize self-service and increase digital sales.
We also introduced new customer experience and loyalty solutions, by:
•Adjusting the credit policy of consumer loans to customer risk.
•Increasing our life insurance proposition for mortgages and creating new bancassurance sales processes.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	2,115		2,756
55%	/active customers	+10%	YoY

•Launching new mortgage-related products (personal accounts, credit cards, life and property insurance).
•Promoting the use of remote channels for SME loans.
•Enabling the opening of personal accounts through a selfie.
In Q4'20, we launched iBiznes24 to support our corporate clients' financial management through a new design with more functionalities. This new system provides full online access to company accounts under the best user experience standards.
CIB maintained its leading position in corporate finance advisory services in Poland, especially in the equity capital markets, and was involved in:
•The largest initial public offering in the history of the Warsaw Stock Exchange (Allegro, market cap of EUR 17 bn during the offer).
•The second largest public tender offer in the history of the Warsaw Stock Exchange for a telecommunications client.
•The third largest public tender offer in the history of the Warsaw Stock Exchange for a hospitality client.

Annual report 2020	Contents
Business performance
Loans and advances to customers were down 7% in euros compared to December 2019. In gross terms and excluding reverse repurchase agreements and the exchange rate impact, loans increased modestly year-on-year in constant euros (+1%). By segment, volumes grew in individuals (+2%) and SMEs (+3%). Corporates fell 5% due to excess liquidity in the market.
Customer deposits increased 4% year-on-year in euros. Excluding repurchase agreements and at constant exchange rates, deposits grew 12% year-on-year, boosted by SMEs (+36%) and corporates (+22%). CIB’s deposit base showed an annual decrease of 33%. We continued to actively manage deposits to optimize the cost of funding.
Total customer funds, including mutual funds, were 10% higher (excluding the exchange rate impact).
Results
Underlying attributable profit in 2020 was EUR 162 million (2% of the Group's total operating areas), and underlying RoTE was 5%.
Compared to 2019, underlying profit fell 54% in euros and 52% excluding the exchange rate impact. By line:
•Total income fell 8% due to lower net interest income (8%), impacted by interest rate cuts (-140 bps during the year) and a higher Deposit Guarantee Fund (BFG) contribution. Net fee income saw no material change.
•Administrative expenses and amortizations dropped 6% year-on-year driven by personnel expenses and general and administrative expenses.
•Net loan-loss provisions increased 57% year-on-year due to higher charges in the SME and CIB segments, and, to a lesser extent, higher provisions for individuals. All of them affected by covid-19.
•Other gains (losses) and provisions increased 60% due to higher provisions for potential legal claims.

Poland
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	1,037	1,171	(11.4)	(8.5)
Net fee income	452	467	(3.1)	0.2
Gains (losses) on financial transactions A	90	93	(3.3)	0.0
Other operating income	(55)	(13)	327.6	341.9
Total income	1,524	1,717	(11.3)	(8.3)
Administrative expenses and amortizations	(629)	(693)	(9.3)	(6.2)
Net operating income	895	1,024	(12.6)	(9.7)
Net loan-loss provisions	(330)	(217)	52.2	57.3
Other gains (losses) and provisions	(195)	(127)	54.4	59.5
Profit before tax	370	681	(45.7)	(43.9)
Tax on profit	(130)	(170)	(23.5)	(21.0)
Profit from continuing operations	240	511	(53.1)	(51.5)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	240	511	(53.1)	(51.5)
Non-controlling interests	(78)	(162)	(52.0)	(50.4)
Underlying attributable profit to the parent	162	349	(53.5)	(52.0)

Balance sheet
Loans and advances to customers	28,025	30,034	(6.7)	(0.1)
Cash, central banks and credit institutions	2,539	3,398	(25.3)	(20.0)
Debt instruments	14,006	9,285	50.8	61.6
Other financial assets	980	630	55.7	66.7
Other asset accounts	1,341	1,341	0.0	7.1
Total assets	46,890	44,688	4.9	12.4
Customer deposits	34,868	33,485	4.1	11.5
Central banks and credit institutions	2,613	2,319	12.7	20.7
Marketable debt securities	2,110	2,171	(2.8)	4.1
Other financial liabilities	993	762	30.3	39.6
Other liabilities accounts	1,232	923	33.5	43.0
Total liabilities	41,816	39,659	5.4	12.9
Total equity	5,074	5,029	0.9	8.1

Pro memoria:
Gross loans and advances to customers B	29,055	30,925	(6.0)	0.6
Customer funds	38,889	37,929	2.5	9.8
Customer deposits C	34,865	33,485	4.1	11.5
Mutual funds	4,023	4,444	(9.5)	(3.0)

Ratios (%) and operating data
Underlying RoTE	5.05	11.23	(6.17)
Efficiency ratio	41.3	40.4	0.9
NPL ratio	4.74	4.31	0.43
NPL coverage	70.7	66.8	3.9
Number of employees	10,582	11,049	(4.2)
Number of branches	502	515	(2.5)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

NORTH AMERICA	Underlying attributable profit
EUR 1,492 Mn
2020 Highlights
→ The US and Mexico are managed according to their local priorities, while increasing coordination and cooperation between them, creating a joint value proposition, leveraging experience and avoiding duplication.
→ Strong volume growth, mainly in customer funds, boosted by higher deposits in SBNA, Mexico and the New York branch.
→ Underlying attributable profit was EUR 1,492 million in the year, 10% lower than 2019 due to the increase in pandemic-related provisions. Excluding the FX impact, profit fell only 3% as revenue remained stable and and net operating income increased by 1%.

Strategy
In line with Grupo Santander's strategy to increase the weight of the most profitable areas, we increased our ownership in Santander Consumer USA (SC USA) to 80.25% through a share buyback programme in 2020.
As for the regional strategy, coordination increased further as we continued to run joint initiatives that included:
•Continued development of the USMX trade corridor. SCIB and Commercial Banking are working to deepen relationships with existing customers and gain new customers in both countries, which is reflected in corridor revenue growth (SCIB: +29%; Commercial Banking: +30%).
•Commission-free remittance service from Santander US branches to any bank in Mexico. At the same time, ongoing development of payment alternatives for the USMX trade corridor, such as PagoFX.
•Technology programmes such as operations know-how, digitalization, hubs, front-office and back-office, and addressing common challenges.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	3,942		6,011
36%	/active customers	+16%	YoY

•Sharing best practices, such as the success in implementing loyalty programmes in Mexico and the Consumer Banking transformation plan at Santander Bank (SBNA).
In addition, in terms of their local strategic priorities:
•Santander US remains focused on customer experience and growing core customers and deposits through commercial, operational and digital transformation initiatives. It continues to leverage its deposit base to support and expand its CRE and CIB businesses and strengthen its auto finance partnership.
The auto business is ideally positioned to benefit from the renewed demand for used vehicles through rigorous risk-adjusted originations via its dealer network, enhancing its partnership with Fiat Chrysler, and disciplined servicing.
•In Mexico, we geared our commercial transformation towards the improvement of multi-channel systems, the renewal of infrastructure and systems, strengthening the distribution model and launching new commercial initiatives.

Annual report 2020	Contents
Business performance
Loans and advances to customers decreased 10%. Gross loans and advances to customers excluding reverse repurchase agreements and the exchange rate impact rose 2% (+4% excluding the impact from Puerto Rico's sale) driven by the US, notably SC USA (+9%). Mexico remained stable, as corporate loans began to normalize following the uptick at the beginning of the pandemic.
Solid trend in customer deposits, increasing 4% year-on-year. Excluding repurchase agreements and the exchange rate impact, they were 16% higher reflecting growth in demand deposits in SBNA, corporate deposits in the New York branch and deposits in Mexico. This strong growth demonstrates the high level of liquidity in the system and the positive performance of our customer attraction and loyalty strategy.
Results
Underlying attributable profit in 2020 was EUR 1,492 million (21% of the Group's total operating areas), with an underlying RoTE of 7.1% (10.7% excluding the excess of capital).
Compared to 2019, underlying attributable profit decreased 10% in euros. Excluding the exchange rate impact, it dropped 3%. By line:
•Total income remained stable, as well as net interest income, driven by volume growth. Net fee income was stable despite the lower activity in consumer banking.
•Administrative expenses and amortizations were 2% lower, despite the increase in amortizations and technology investments, enabling the efficiency ratio to improve to 42.1% and net operating income to rise 1%.
•Net loan-loss provisions grew mainly due to covid-19 related provisions. The NPL ratio improved 3 bps to 2.23% and coverage was higher at 183% (+30 pp in the year). The cost of credit stood at 2.92% (+16 bps year-on-year).
•Other gains (losses) and provisions reduced its loss by 35%.
•Non-controlling interests were lower due to our increased equity stake in Mexico and SC USA.

NORTH AMERICA
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	8,469	8,926	(5.1)	0.2
Net fee income	1,661	1,776	(6.5)	(0.1)
Gains (losses) on financial transactions A	251	230	9.2	16.2
Other operating income	630	672	(6.3)	(5.7)
Total income	11,011	11,604	(5.1)	0.1
Administrative expenses and amortizations	(4,631)	(4,968)	(6.8)	(1.7)
Net operating income	6,379	6,636	(3.9)	1.5
Net loan-loss provisions	(3,916)	(3,656)	7.1	11.8
Other gains (losses) and provisions	(131)	(205)	(36.0)	(34.7)
Profit before tax	2,332	2,776	(16.0)	(9.7)
Tax on profit	(578)	(683)	(15.4)	(9.7)
Profit from continuing operations	1,754	2,092	(16.2)	(9.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,754	2,092	(16.2)	(9.7)
Non-controlling interests	(262)	(426)	(38.4)	(34.2)
Underlying attributable profit to the parent	1,492	1,667	(10.5)	(3.3)

Balance sheet
Loans and advances to customers	120,557	133,726	(9.8)	(0.2)
Cash, central banks and credit institutions	28,469	22,885	24.4	39.0
Debt instruments	38,399	33,746	13.8	27.6
Other financial assets	15,363	10,759	42.8	60.9
Other asset accounts	20,526	22,741	(9.7)	(0.5)
Total assets	223,313	223,856	(0.2)	10.8
Customer deposits	102,907	98,915	4.0	15.8
Central banks and credit institutions	37,966	38,942	(2.5)	8.5
Marketable debt securities	36,583	44,097	(17.0)	(8.6)
Other financial liabilities	16,159	11,763	37.4	55.2
Other liabilities accounts	5,997	6,237	(3.8)	6.9
Total liabilities	199,613	199,954	(0.2)	10.9
Total equity	23,700	23,902	(0.8)	9.8

Pro memoria:
Gross loans and advances to customers B	120,650	130,592	(7.6)	2.3
Customer funds	117,530	113,407	3.6	15.3
Customer deposits C	96,298	92,231	4.4	16.0
Mutual funds	21,233	21,175	0.3	12.6

Ratios (%) and operating data
Underlying RoTE	7.12	8.52	(1.41)
Efficiency ratio	42.1	42.8	(0.8)
NPL ratio	2.23	2.20	0.03
NPL coverage	182.5	153.0	29.5
Number of employees	38,371	37,866	1.3
Number of branches	1,958	2,043	(4.2)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

United States	Underlying attributable profit
EUR 731 Mn
2020 Highlights
→ Santander US focused on supporting its customers through the pandemic while preserving the strength of its balance sheet and its upward trend in profitability during the year.
→ Leveraging its resilient origination capabilities and network, Santander US improved its year-on-year trend in customer loans and deposits (excluding repos) preserving net interest income despite historically low rates and the uncertain operating environment caused by covid-19.
→ We continued to build on recent success with underlying profit increasing 2% in euros year-on-year to EUR 731 million. In constant euros, it rose 4% due to resilient net interest income performance, cost reduction and lower weight of non-controlling interests.

Strategy
Santander US includes Santander Holdings USA (SHUSA, our intermediate holding company) and its subsidiaries: Santander Bank (SBNA), one of the largest banks in north-eastern US, the international private banking unit in Miami, the Bank's branch in New York, Santander Investment Securities (SIS) and Santander Consumer USA (SC USA), an auto finance business based in Dallas (TX). We sold our retail and commercial bank in Puerto Rico in Q3'20.
Santander US has businesses aligned with the Group’s global strategy:
•In auto finance we are a leading lender in the US with proven asset origination and servicing capabilities positioned to break ground as a full-spectrum independent operator through our combined capabilities.
•The auto business is ideally positioned to benefit from fresh demand for used vehicles with rigorous risk-adjusted originations through its dealer network, enhancing its partnership with Fiat Chrysler, and disciplined servicing.
•Consumer is accelerating its digital and branch transformation to enhance customer experience, as well as making the most of its stable deposit base to improve loan mix and profitability.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	347		1,011
22%	/active customers	+6%	YoY
Excluding Puerto Rico disposal impact

•Commercial continues to deepen client relationships by leveraging its enhanced service and international value proposition while managing the growth of a leading commercial real estate (CRE) franchise with high quality credit structuring.
•Global Corporate & Investment Bank generates significant value from the interconnectivity across the global business, particularly in North America, while continuing to increase its presence in the US.
•International wealth management benefits from leading brand recognition and the ability to increase fee growth by expanding its US capabilities.
Santander US continued to strengthen its regulatory foundation and improve its financial performance while continuing to demonstrate its commitment to the communities where it operates.
In line with Grupo Santander’s strategy to deploy capital in the most profitable country units, SC USA continued its share buyback programme and SHUSA upped its stake in SC USA to 80.25%.

Annual report 2020	Contents
Business performance
Loans and advances to customers at Santander US fell 8% in euros in 2020. Excluding the exchange rate impact and reverse repurchase agreements, gross loans and advances to customers grew 3% year-on-year, driven by lending growth in auto, CIB and originations through the Paycheck Protection Program (excluding the impact from the sale of the retail and commercial bank in Puerto Rico, growth was 6%).
Auto originations continued to improve during the second half of the year as shelter-in-place mandates were lifted and dealerships returned to normal. Prime loans remained up on the previous year due to Fiat Chrysler Automobiles (FCA) incentive programmes and Santander US's ability to leverage its strong deposit base.
Customer deposits rose 6% in euros year-on-year. Excluding repurchase agreements and the exchange rate impact, customer deposits were 16% higher, boosted by strong growth in demand deposits and corporate deposits.
Mutual funds increased 16% excluding the exchange rate impact. As a result, customer funds rose 6% (+16% excluding the exchange rate impact).
Results
Underlying attributable profit in the year was EUR 731 million (10% of the Group’s total operating areas), and underlying RoTE was 4.7% (8.4% adjusted for excess capital).
Underlying attributable profit was 2% higher in euros. Excluding the exchange rate impact, growth was 4%, underpinned largely by SC USA. By line:
•Net interest income was flat as lower rates offset increased volumes. Net fee income was lower, impacted by covid-19, although partially compensated by gradually improving leasing income. As a result, total income was down 1%.
•Administrative expenses and amortizations were down significantly, particularly at SBNA, due to disciplined cost control, as reflected in a 1% increase in net operating income.
•Net loan-loss provisions rose 7% given the crisis which drove the need for a reinforced coverage ratio. Asset quality ratios improved or were stable: cost of credit flat at 2.86%, NPL ratio down 16 bps to 2.04% and coverage increased to 210% (+49 pp).
•Other gains (losses) and provisions improved 52% due to lower provisions for legal claims.
•Positive impact from lower non-controlling interests following the SC USA share buyback programme.

United States
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	5,645	5,769	(2.2)	(0.3)
Net fee income	889	947	(6.1)	(4.3)
Gains (losses) on financial transactions A	118	131	(10.0)	(8.3)
Other operating income	709	759	(6.5)	(4.8)
Total income	7,360	7,605	(3.2)	(1.4)
Administrative expenses and amortizations	(3,079)	(3,297)	(6.6)	(4.8)
Net operating income	4,281	4,309	(0.6)	1.2
Net loan-loss provisions	(2,937)	(2,792)	5.2	7.2
Other gains (losses) and provisions	(93)	(200)	(53.2)	(52.3)
Profit before tax	1,250	1,317	(5.0)	(3.2)
Tax on profit	(318)	(370)	(13.8)	(12.2)
Profit from continuing operations	932	947	(1.6)	0.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	932	947	(1.6)	0.3
Non-controlling interests	(201)	(230)	(12.4)	(10.7)
Underlying attributable profit to the parent	731	717	1.9	3.8

Balance sheet
Loans and advances to customers	90,992	98,707	(7.8)	0.7
Cash, central banks and credit institutions	16,614	12,829	29.5	41.5
Debt instruments	14,084	16,677	(15.5)	(7.8)
Other financial assets	4,381	4,320	1.4	10.8
Other asset accounts	17,003	18,882	(10.0)	(1.6)
Total assets	143,074	151,415	(5.5)	3.2
Customer deposits	67,450	63,371	6.4	16.3
Central banks and credit institutions	20,989	25,126	(16.5)	(8.8)
Marketable debt securities	29,737	37,132	(19.9)	(12.5)
Other financial liabilities	4,329	4,146	4.4	14.0
Other liabilities accounts	3,369	4,093	(17.7)	(10.1)
Total liabilities	125,874	133,868	(6.0)	2.7
Total equity	17,200	17,547	(2.0)	7.1

Pro memoria:
Gross loans and advances to customers B	90,459	95,742	(5.5)	3.2
Customer funds	76,972	72,604	6.0	15.8
Customer deposits C	66,385	62,608	6.0	15.8
Mutual funds	10,586	9,996	5.9	15.7

Ratios (%) and operating data
Underlying RoTE	4.66	4.78	(0.13)
Efficiency ratio	41.8	43.3	(1.5)
NPL ratio	2.04	2.20	(0.16)
NPL coverage	210.4	161.8	48.6
Number of employees	16,125	17,372	(7.2)
Number of branches	585	621	(5.8)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Mexico	Underlying attributable profit
EUR 762 Mn
2020 Highlights
→ Our multichannel innovation and focus on digital channels enhanced our value proposition with new products and services, enabling us to make a headway with our customer attraction and loyalty strategy.
→ Gross loans and advances to customers (excluding reverse repos) remained flat year-on-year, as corporate loans began to normalize following the uptick at the beginning of the pandemic. With respect to individuals, of note were mortgages and auto loans. Customer funds rose 14%.
→ Underlying attributable profit was EUR 762 million, 20% lower than 2019 in euros, and down 9% in constant euros, impacted by higher provisions and costs (amortizations and technology). Positive performance in customer revenue (+3%) driven by net interest income, net fee income and gains on financial transactions.

Strategy
The major challenges posed in 2020 required a swift response from Santander México. We effectively implemented our strategy to support customers while achieving a better-than-expected portfolio performance. We helped more than 600,000 customers through our support programme (individuals and SMEs) which deferred loan payments for up to four months.
We geared our commercial transformation strategy towards improving multi-channel systems, renewing infrastructures and systems, strengthening the distribution model and launching commercial initiatives to increase customer attraction and loyalty through innovative products and services.
In line with our goal to enhance customer experience, we continued to run projects such as the transformation of 576 branches and increasing the number of full function ATMs to 1,375.
Regarding our digital strategy, we ran initiatives such as:
•New features for SuperMóvil, including Mis Metas, a tool to help customers meet their savings goals.
•The consolidation of Hipoteca Online platform.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	3,595		5,000
39%	/active customers	+20%	YoY

•The strategy to boost the use of digital channels, which resulted in a 51% increase in digital transactions and a 60% increase in digital sales, thus increasing digital adoption by our customers.
We also complemented our commercial strategy with new products and services, for example:
•We maintained a dynamic mortgage offering: we lowered the Hipoteca Plus interest rate to 7.75%, one of the lowest in the market, and introduced Hipoteca Free, Mexico's first commission- and insurance-free mortgage. In 2020, we posted the largest mortgage origination in the Mexican banking system and increased market share.
•In auto financing, we teamed up with Mazda to become its only financial partner, and Tesla, to become its main financing partner and promote green financing for the purchase of hybrid cars. These alliances, together with those already in place, align with our goal to become a major player in this segment, reaching a market share of more than 5% compared to 1% in 2019.
•We launched a numberless credit card, the first bank in Mexico to do so, that does not reveal sensitive data and provides greater security for our customers. Virtually 100% our credit card base uses this new system.

Annual report 2020	Contents
•We rolled out e-SPUG, an innovative system to help stores and private sellers practice simple, agile and secure distance selling.
•Santander Plus, our main loyalty programme, continued to perform well, reaching more than 7.5 million customers at year-end (54% new).
•We were named the Best Bank for Financial Inclusion in Mexico by the International Finance Magazine (IFM) for our Tuiio initiative, which promotes financial inclusion and empowerment to more than 171,000 customers, generating a measurable social impact.
Business performance
Loans and advances to customers decreased 16% in euros, compared to 2019. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, remained stable year-on-year, as corporate loans began to normalize following the uptick at the beginning of the pandemic. Of note was the growth in mortgages.
Customer deposits saw no material change in euros. Excluding repurchase agreements and the exchange rate impact, they were up 16%. The focus on reducing the cost of deposits resulted in a 18% rise in demand deposits, notably from individuals (+24%) and 13% growth in time deposits. Mutual funds rose 10%, and customer funds 14%.
Results
Underlying attributable profit was EUR 762 million in the year (11% of the Group’s total operating areas), with an underlying RoTE was 14.4%.
Compared to 2019, underlying attributable profit was 20% lower. Excluding the exchange rate impact, underlying attributable profit fell 9%. By line:
•Total income increased 3% spurred on by net fee income (+5%) mainly from transactional fees. Net interest income was up 1% underpinned by higher volumes, and gains on financial transactions increased 52% driven by volatility management.
•Administrative expenses and amortizations were up 5%, mainly driven by the increase in amortizations and technology investment.
•Net loan-loss provisions increased 28% due to covid-19 related charges and a one-off provision recorded for a corporate customer. Cost of credit was 3.03%, the NPL ratio reached 2.81% and coverage stood at 121%.
•At Banco Santander's extraordinary general meeting on 23 July 2019, shareholders approved a capital increase to acquire shares Santander México from minority interests. Consequently, minority interests in the H1'19 were higher than in 2020, thus dampening results growth in 2019 more than in 2020.

Mexico
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	2,825	3,157	(10.5)	1.2
Net fee income	772	829	(7.0)	5.2
Gains (losses) on financial transactions A	134	99	34.4	52.0
Other operating income	(79)	(87)	(8.6)	3.3
Total income	3,651	3,998	(8.7)	3.2
Administrative expenses and amortizations	(1,552)	(1,671)	(7.1)	5.0
Net operating income	2,098	2,327	(9.8)	2.0
Net loan-loss provisions	(979)	(863)	13.4	28.3
Other gains (losses) and provisions	(37)	(5)	637.1	733.4
Profit before tax	1,082	1,459	(25.8)	(16.2)
Tax on profit	(259)	(314)	(17.3)	(6.5)
Profit from continuing operations	823	1,145	(28.2)	(18.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	823	1,145	(28.2)	(18.8)
Non-controlling interests	(61)	(196)	(68.9)	(64.9)
Underlying attributable profit to the parent	762	950	(19.8)	(9.3)

Balance sheet
Loans and advances to customers	29,565	35,019	(15.6)	(2.8)
Cash, central banks and credit institutions	11,854	10,056	17.9	35.8
Debt instruments	24,315	17,069	42.5	64.1
Other financial assets	10,982	6,439	70.6	96.4
Other asset accounts	3,523	3,859	(8.7)	5.1
Total assets	80,239	72,441	10.8	27.6
Customer deposits	35,457	35,544	(0.2)	14.9
Central banks and credit institutions	16,977	13,816	22.9	41.5
Marketable debt securities	6,847	6,965	(1.7)	13.2
Other financial liabilities	11,830	7,617	55.3	78.9
Other liabilities accounts	2,628	2,144	22.5	41.1
Total liabilities	73,739	66,086	11.6	28.5
Total equity	6,500	6,355	2.3	17.8

Pro memoria:
Gross loans and advances to customers B	30,191	34,850	(13.4)	(0.2)
Customer funds	40,558	40,803	(0.6)	14.5
Customer deposits C	29,912	29,624	1.0	16.3
Mutual funds	10,646	11,179	(4.8)	9.7

Ratios (%) and operating data
Underlying RoTE	14.38	20.61	(6.23)
Efficiency ratio	42.5	41.8	0.7
NPL ratio	2.81	2.19	0.62
NPL coverage	120.8	128.3	(7.5)
Number of employees	22,246	20,494	8.5
Number of branches	1,373	1,422	(3.4)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

SOUTH AMERICA	Underlying attributable profit
EUR 2,927 Mn
2020 Highlights
→ We implemented work protocols in all countries to protect our employees, while supporting our customers through products and services to mitigate the impact of the pandemic, and ensuring activity continuity across the region.
→ We continued to focus on delivering profitable growth backed by operational excellence as well as cost and risk control.
→ Double-digit growth in loans and advances to customers and customer deposits, with volumes and transactionality gradually recovering in H2, reflecting the countries' capacity to adapt to the new environment.
→ Underlying attributable profit fell 25% in euros to EUR 2,927 million, and dropped just 4% in constant euros, affected by additional covid-19 related provisions, as net operating income rose 5% backed by net interest income and gains on financial transactions.

Strategy
Our extensive experience in the region enabled us to maintain profitable and sustainable business growth. We remain confident in its great growth potential and focused on increasing our presence in the region by leveraging the scarce banking penetration. We have innovative ways to reach potential customers and offer existing ones solutions to cover their different needs.
For instance, we prioritized support programmes for individuals, corporates and society, providing liquidity through initiatives such as state-guaranteed loans to SMEs, lines of credit at special rates, extending terms and modifying maturity profiles.
We continued to identify growth opportunities across business units to capture synergies and foster collaboration:
•In consumer finance, Santander Brasil exported its new and used vehicle financing platform to other South American countries, Argentina launched the Santander Consumer company, Santander Chile increased car insurance sales despite reduced financing activity. In Peru, we continued to specialize in consumer credit and used vehicle financing.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	8,614		20,200
27%	/active customers	+17%	YoY
In Colombia, the priority was to make the auto finance business profitable and to increase customer loyalty through insurance and digitalization.
•In line with our strategy to expand our acquiring business, we rolled out Getnet in Argentina and Chile, based on the successful model of Brazil.
•We continued our digital transformation and innovation of our products and services, helping to enhance customer service. In Chile, we posted record account openings and prepaid card sales through Santander Life and Superdigital. Santander Argentina made progress in its digital transformation by launching new products and digital recoveries. In Uruguay, we focused on modernizing our technological infrastructure to offer our customers more stable and efficient platforms, with initiatives such as the launch of its digital branch, SUMO.
•We continued to promote inclusive and sustainable businesses, such as Prospera, which continued its expansion in Uruguay and was implemented in Peru and through the granting of green loans in Brazil and Chile.
•Collaboration between countries continued to increase, with projects such as the joint SCIB business initiative, that seeks to consolidate and deepen relationships with multinational clients, leveraged on Santander's infrastructure.
All these initiatives led to strong year-on-year increases in both loyal (+9%) and digital customers (+17%).

Annual report 2020	Contents

Business performance
Loans and advances to customers declined 9%. Excluding reverse repos and the exchange rate impact, gross loans were 15% higher, with double-digit rises in all country units except Chile, which grew 6%.
Customer deposits fell 3% in euros compared to 2019. Excluding repurchase agreements and exchange rate impact, they rose 30% and also increased at double digit rates across all country units except Chile (+8%), mainly due to the strong performance of demand deposits (+39%) and to a lesser extent, time deposits (+25%). Mutual funds dropped 2% dampened by the fall recorded in Brazil.
Results
Underlying attributable profit in the year was EUR 2,927 million (42% of the Group's total operating areas), with an underlying RoTE of 18.1%.
Compared to 2019, underlying attributable profit decreased 25% in euros. Excluding the exchange rate impact, it was down 4%. By line:
•Total income increased 5% underpinned by net interest income and gains on financial transactions, which broadly offset weak net fee income performance. Net interest income rose 5%, with growth across countries, notably Argentina.
Gains on financial transactions were 68% higher, with rises in all country units except Chile. Conversely, net fee income dropped 2% with falls recorded in all countries except Uruguay and Peru, mainly due to the sharp fall of transactional fee income in H1'20, together with regulatory impacts in Brazil and Argentina.
•Administrative expenses and amortizations increased 4%, largely due to higher costs in Argentina (inflation and peso depreciation). Of note was cost management in Brazil, which recorded only a slight increase (+1%) and Chile, which remained flat. The efficiency ratio stood at 35.8%.
•Net loan-loss provisions grew by 35% driven by covid-19 related provisions. In credit quality, the NPL ratio fell to 4.39%, coverage was 97% (+9 pp in the year) and the cost of credit was 3.32%.
•Other income and provisions decreased its negative impact 42%, due to the lower charge for potential legal contingencies in Brazil.

SOUTH AMERICA
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	10,723	13,316	(19.5)	4.6
Net fee income	3,566	4,787	(25.5)	(2.1)
Gains (losses) on financial transactions A	766	565	35.6	68.1
Other operating income	(209)	(243)	(13.9)	24.0
Total income	14,845	18,425	(19.4)	4.7
Administrative expenses and amortizations	(5,312)	(6,656)	(20.2)	4.0
Net operating income	9,533	11,769	(19.0)	5.1
Net loan-loss provisions	(3,923)	(3,789)	3.5	35.1
Other gains (losses) and provisions	(319)	(748)	(57.4)	(42.0)
Profit before tax	5,291	7,232	(26.8)	(5.8)
Tax on profit	(1,927)	(2,644)	(27.1)	(5.0)
Profit from continuing operations	3,364	4,588	(26.7)	(6.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,364	4,588	(26.7)	(6.2)
Non-controlling interests	(437)	(664)	(34.2)	(18.5)
Underlying attributable profit to the parent	2,927	3,924	(25.4)	(4.1)

Balance sheet
Loans and advances to customers	113,731	125,122	(9.1)	14.6
Cash, central banks and credit institutions	42,957	51,360	(16.4)	11.8
Debt instruments	49,300	45,619	8.1	46.3
Other financial assets	17,266	14,802	16.6	37.5
Other asset accounts	15,009	16,901	(11.2)	17.0
Total assets	238,263	253,804	(6.1)	21.1
Customer deposits	111,791	114,817	(2.6)	26.0
Central banks and credit institutions	41,990	41,989	0.0	30.3
Marketable debt securities	21,280	29,840	(28.7)	(11.2)
Other financial liabilities	35,433	34,062	4.0	33.1
Other liabilities accounts	8,302	10,613	(21.8)	5.5
Total liabilities	218,796	231,321	(5.4)	21.9
Total equity	19,466	22,483	(13.4)	12.6

Pro memoria:
Gross loans and advances to customers B	118,769	131,048	(9.4)	14.5
Customer funds	153,224	170,707	(10.2)	17.6
Customer deposits C	103,302	101,575	1.7	30.3
Mutual funds	49,922	69,131	(27.8)	(2.2)

Ratios (%) and operating data
Underlying RoTE	18.07	20.58	(2.51)
Efficiency ratio	35.8	36.1	(0.3)
NPL ratio	4.39	4.86	(0.47)
NPL coverage	97.4	88.4	9.0
Number of employees	65,252	69,508	(6.1)
Number of branches	4,431	4,572	(3.1)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Brazil	Underlying attributable profit
EUR 2,113 Mn
2020 Highlights
→ Commercial activity in H2'20 exceeded pre-covid-19 levels, boosting revenue growth for the year. Likewise, our continuous cost control efforts through process transformation resulted in a new improvement of the efficiency ratio.
→ Credit quality indicators remained at controlled levels, backed by loan expansion towards lower risk products, mainly with guarantees, and the effectiveness of our risk models.
→ Underlying attributable profit was EUR 2,113 million, -28% year-on-year in euros and -5% excluding the exchange rate impact, affected by covid-19 related provisions. Net operating income was 3% higher, receiving an uplift from total income and cost control.

Strategy
In the year, we once again demonstrated our capacity to innovate and adapt to the new needs of our customers, offering the best customer service and ensuring continuous support to our communities.
This enabled us to quickly provide our customers with the necessary liquidity, deferring payments and granting state-backed loans, mainly to SMEs and corporates. As social responsibility is embedded in our identity and covers all businesses, we also launched campaigns to raise funds and donate medical supplies.
We continued to make headway with our commercial strategy:
•In mortgages, we were on the cutting edge for digital portability and we were the first privately-owned bank to grant BRL 2 billion per month. In home equity, we reached 30% market share in new lending.
•In payroll loans, we continued to digitalize, enabling online loan completion to reach 86% of the total.
•In auto, maintained market share leadership (25%) in individuals and introduced Troca+Troco, in collaboration with Webmotors. In addition, our consumer finance unit performed very positively.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	6,382		15,556
23%	/active customers	+16%	YoY

•In cards, we continued to focus on segments and channels with a better risk profile and greater profitability.
•We expanded to strategic regions in the country, ending the year with 40 specialized Agro shops and 100 Santander Prospera Microcrédito shops.
•In digitalization, we launched GENTE, a virtual assistant capable of answering more than 10,000 questions, reaching more than 37 million interactions. We also rolled out the SX credit card, which benefits the most transactional customers, with more than 723,000 cards issued.
•In SMEs, we dispensed BRL 12,505 million in loans through state-backed programmes and we made progress in our digital channels, with full functionality. For large corporates, we increased transactionality and expanded to new markets, contributing to the diversification of our products and services.
In H2'19 and in 2020 we also created several companies that are delivering outstanding results:
•Sim, which offers loans though a digital platform and has a BRL 700 million portfolio.
•EmDia, our user-friendly debt renegotiation platform, which recovered BRL 646 million in loans in 2020 and has 4 million customers.

Melhores Empresas para Trabalhar™

Étnico-Racial

Great Place To Work.

BRASIL 2020

GUIA exame. Diversidade 2020

Melhores Empresas para Trabalhar™

Mulher

Great Place To Work.

BRASIL 2020

TORO [1]

SX

SX

Gent&

Santander

ben

sim.

1. Combined business. Pending regulatory approvals.

Annual report 2020	Contents
•Santander Auto, a digital insurance company which continues to be boosted by Santander Financiamentos.
•Ben, which aims to transform the employee benefits industry (meal voucher and related activities), and already includes 1,400 corporate customers.
•The acquisition of Toro, with experience in equity and which, together with Pi and its wide range of fixed income products, makes for a solid investment platform.
We were named Bank of the Year in Brazil and in the Americas by The Banker and, for the 11th year running, we are part of the portfolio of the B3 Corporate Sustainability Index (ISE). We were also recognized as one of the Best Companies to Work for in the country, according to the GPTW survey, with emphasis on the ethnic-racial diversity and women categories, and received the Notáveis CNN 2020 award in the social responsibility category.
Business performance
Loans and advances to customers decreased 15% in euros year-on-year. In gross terms, excluding reverse repos and the exchange rate impact, they rose 19%. We saw positive performances across segments, particularly in SMEs, corporates and SCIB.
Customer deposits fell 6% in euros with respect to 2019. Excluding repos and the exchange rate impact, growth was 41% driven by the increase in demand deposits (+33%) and time deposits (+44%). On the other hand, mutual funds decreased.
Results
Underlying attributable profit was EUR 2,113 million in 2020 (30% of the Group's total operating areas), with an underlying RoTE of 19.2%.
Compared to 2019, underlying attributable profit declined 28% in euros. Excluding the exchange rate impact, it was 5% lower. By line:
•Total income rose 3% boosted by gains on financial transactions. Net interest income remained practically flat as larger volumes offset margin pressures from interest rate cuts. Net fee income fell 2% affected by reduced transactionality amid the pandemic.
•Administrative expenses and amortizations increased just 1% and declined in real terms, due to our continued work on efficiency improvement. This increase was lower than revenue growth, which enabled efficiency to improve by 42 bps to 32.6%, the best in the last seven years.
•Net loan-loss provisions increased 31%, due to higher provisions related to the pandemic. Cost of credit was 4.35%, the NPL ratio was 4.59% and coverage was high at 113%, after increasing 13 pp in the year.
•The negative impact of other gains (losses) and provisions reduced by 51%, due to lower provisions for legal claims.

Brazil
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	7,625	10,072	(24.3)	(0.2)
Net fee income	2,824	3,798	(25.6)	(2.0)
Gains (losses) on financial transactions A	467	167	180.6	270.0
Other operating income	(51)	(86)	(41.1)	(22.4)
Total income	10,866	13,951	(22.1)	2.7
Administrative expenses and amortizations	(3,541)	(4,606)	(23.1)	1.4
Net operating income	7,325	9,345	(21.6)	3.3
Net loan-loss provisions	(3,018)	(3,036)	(0.6)	31.1
Other gains (losses) and provisions	(263)	(704)	(62.7)	(50.8)
Profit before tax	4,045	5,606	(27.8)	(4.9)
Tax on profit	(1,693)	(2,295)	(26.2)	(2.7)
Profit from continuing operations	2,352	3,311	(29.0)	(6.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,352	3,311	(29.0)	(6.4)
Non-controlling interests	(238)	(373)	(36.0)	(15.7)
Underlying attributable profit to the parent	2,113	2,939	(28.1)	(5.2)

Balance sheet
Loans and advances to customers	63,974	75,618	(15.4)	19.4
Cash, central banks and credit institutions	31,466	37,470	(16.0)	18.5
Debt instruments	37,655	39,611	(4.9)	34.2
Other financial assets	6,877	6,790	1.3	42.9
Other asset accounts	10,600	12,545	(15.5)	19.3
Total assets	150,573	172,033	(12.5)	23.5
Customer deposits	70,083	74,745	(6.2)	32.3
Central banks and credit institutions	26,350	30,334	(13.1)	22.6
Marketable debt securities	11,901	18,952	(37.2)	(11.4)
Other financial liabilities	23,536	23,589	(0.2)	40.8
Other liabilities accounts	6,157	8,631	(28.7)	0.7
Total liabilities	138,026	156,251	(11.7)	24.7
Total equity	12,547	15,782	(20.5)	12.2

Pro memoria:
Gross loans and advances to customers B	67,424	80,150	(15.9)	18.7
Customer funds	100,351	121,752	(17.6)	16.3
Customer deposits C	61,627	61,789	(0.3)	40.8
Mutual funds	38,725	59,964	(35.4)	(8.9)

Ratios (%) and operating data
Underlying RoTE	19.16	21.16	(2.00)
Efficiency ratio	32.6	33.0	(0.4)
NPL ratio	4.59	5.32	(0.73)
NPL coverage	113.2	99.8	13.4
Number of employees	43,258	46,682	(7.3)
Number of branches	3,571	3,656	(2.3)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Chile	Underlying attributable profit
EUR 432 Mn
2020 Highlights
→ Santander Chile remains the country's leading privately-owned bank by assets and customers and is ranked first in Net Promoter Score, demonstrating the strength of our digital channels.
→ Positive business performance: +42% in demand deposits, with growth in all segments, and +6% year-on-year in gross loans and advances to customers (excluding reverse repos), boosted by the state-guaranteed programme for SMEs (Fogape).
→ Record growth in account openings underscored by Cuenta Life and Superdigital, and backed by the technological developments that made digital relationship with customers easier.
→ Underlying attributable profit was EUR 432 million, 31% lower year-on-year in euros and down 21% excluding the exchange rate impact, weighed heavily by covid-19 related charges. Net operating income grew 4% driven by the positive performance of net interest income and cost control.

Strategy
Santander is the largest privately-owned bank in Chile by assets and customers, and has a marked retail (individuals and SMEs) and transactional focus. In 2020, we continued to pursue our strategy to offer high returns in a low-risk country, launching several measures:
•In line with our commitment to be more responsible, we were the first bank in the country to be included in the DJSI for Emerging Markets, and the Sustainable Leaders Agenda 2020 (ALAS20) recognized us as the leading company for sustainability in Chile.
•Santander Life, our financial education proposition, gained momentum through Cuenta Life, our fully digital account that rewards good savings behaviour, welcoming close to 300,000 new customers in the year (+545%).
•Since its launch in April, our financial inclusion programme Superdigital, reached close to 130,000 customers, driven by its high transactionality and access to the digital economy.
These initiatives led to an high growth in new accounts (current and demand) during the year (+20% in current accounts), with net current account openings of around 272,000 (compared to 80,450 in the Chilean market, according to the information available as at November 2020). As a result, market share in current account openings rose to 25.3% from 21.7%in 2019.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	764		1,547
44%	/active customers	+24%	YoY
We also introduced our green product range which includes: the choice for customers to offset their carbon footprint by contributing to environmental projects or purchasing green bonds; the first ESG mutual fund in Chile, which enables investment in companies in different geographical areas with a strong sustainable focus; a green mortgage for new homes and sustainable projects with a preferential interest rate; and benefits for purchases from environmentally friendly brands.
We continued our "phygital" transformation to bring together the best of the digital and physical worlds, making progress in:
•Branch network transformation towards more digital models, through the opening of new Work Café branches.
•Opening of the new marketplace Tienda.Santander.cl, which offers exclusive benefits for customers.
These initiatives led to an increase in the number of loyal and digital customers in the year (+9% and 24%, respectively).
Lastly, our efforts to be the best bank for our customers propelled us to first in NPS, and our responsible banking strategy was recognized through ESG and sustainability rankings and awards.

Annual report 2020	Contents
Business performance
Loans and advances to customers increased 2% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 6%, underpinned by large corporates and the state-backed scheme for SMEs.
Customer deposits rose 4% year-on-year, up 8% excluding repurchase agreements and the exchange rate impact, reflecting the positive performance of demand deposits (+42%). Current accounts continued to rise strongly across all segments driven by openings through digital channels. Mutual funds rose 22% and customer funds were 11% higher.
Results
Underlying attributable profit was EUR 432 million in 2020 (6% of the Group’s total operating areas), with an underlying RoTE of 13.2%.
Compared to 2019, underlying attributable profit fell 31% in euros. Excluding the exchange rate impact it was 21% lower. By line:
•Total income rose 2%, as the climb in net interest income (+10%) was partially offset by the fall in gains on financial transactions and net fee income, dampened by reduced transactionality and economic activity.
•Administrative expenses and amortizations remained broadly stable, as higher IT expenses were closely matched by lower costs related to commercial activity. As a result, the efficiency ratio improved to 39.8% and net operating income was 4% higher.
•Net loan-loss provisions were 54% higher due to covid-19 related charges, placing the cost of credit at 1.50%. The NPL ratio stood at 4.79% and coverage was 61%.
•Other gains (losses) and provisions stood at EUR 16 million (EUR 63 million in 2019).

Chile
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	1,787	1,867	(4.3)	9.9
Net fee income	335	404	(17.2)	(5.0)
Gains (losses) on financial transactions A	174	266	(34.7)	(25.0)
Other operating income	(32)	2	0.0	0.0
Total income	2,263	2,539	(10.9)	2.4
Administrative expenses and amortizations	(900)	(1,031)	(12.7)	0.3
Net operating income	1,363	1,508	(9.6)	3.8
Net loan-loss provisions	(594)	(443)	34.1	54.0
Other gains (losses) and provisions	16	63	(75.2)	(71.5)
Profit before tax	785	1,129	(30.5)	(20.2)
Tax on profit	(155)	(210)	(25.9)	(15.0)
Profit from continuing operations	629	919	(31.5)	(21.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	629	919	(31.5)	(21.4)
Non-controlling interests	(197)	(289)	(31.8)	(21.7)
Underlying attributable profit to the parent	432	630	(31.4)	(21.2)

Balance sheet
Loans and advances to customers	39,381	38,584	2.1	5.2
Cash, central banks and credit institutions	5,836	7,557	(22.8)	(20.4)
Debt instruments	8,365	5,062	65.2	70.3
Other financial assets	10,221	7,856	30.1	34.1
Other asset accounts	3,076	3,091	(0.5)	2.6
Total assets	66,880	62,151	7.6	10.9
Customer deposits	28,362	27,344	3.7	6.9
Central banks and credit institutions	11,611	8,224	41.2	45.6
Marketable debt securities	9,247	10,722	(13.8)	(11.1)
Other financial liabilities	11,162	9,662	15.5	19.1
Other liabilities accounts	1,519	1,294	17.4	21.1
Total liabilities	61,902	57,246	8.1	11.5
Total equity	4,978	4,905	1.5	4.6

Pro memoria:
Gross loans and advances to customers B	40,593	39,640	2.4	5.6
Customer funds	37,873	35,095	7.9	11.3
Customer deposits C	28,330	27,060	4.7	7.9
Mutual funds	9,543	8,035	18.8	22.4

Ratios (%) and operating data
Underlying RoTE	13.19	18.08	(4.89)
Efficiency ratio	39.8	40.6	(0.8)
NPL ratio	4.79	4.64	0.15
NPL coverage	61.4	56.0	5.4
Number of employees	10,835	11,580	(6.4)
Number of branches	346	375	(7.7)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Argentina	Underlying attributable profit
EUR 179 Mn
2020 Highlights
→ As a leader in the country's financial system, Santander Argentina has worked to be part of the solution to the crisis caused by the global pandemic.
→ We continued to focus on our four strategic pillars: operational excellence, profitable growth, being customer-centric and culture and talent.
→ Underlying attributable profit soared to EUR 179 million, growing both in euros and at constant exchange rates (+25% and +91%, respectively), boosted by higher net interest income and improved efficiency.

Strategy
Amid the pandemic, Santander Argentina implemented measures to look after the health of its customers and employees, enhancing digital channels and ensuring service quality in our branches.
To combat the crisis, we continued to grant loans and set up corporate credit lines to buy medical equipment through Cuenta Blanca and introduced Academia Salud (alongside Swiss Medical Group), a fully digital training platform for health workers that can be accessed from any device, at any time and free of charge.
The commercial strategy focused on transactional business and customer service, through innovation, an enhanced customer care model and the digital transformation of the main processes and products. We launched various initiatives:
•We made headway in building an open financial services platform. We rolled-out Getnet in Argentina, created a USD 20 million investment plan for Santander's collection and services solution, and will create 200 jobs in the next two years. The aim is to encourage digitalization, reduce the use of cash and boost financial inclusion.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	1,356		2,650
44%	/active customers	+21%	YoY

•We set up Santander Consumer, a company specialized in consumer financing and secured loans, providing an agile customer experience.
•Openbank Argentina, Santander's fully digital bank, obtained its banking licence.
•Around 356,000 accounts were opened through fully digital means and the issuance of electronic cheques increased. We also implemented a new digital business model aimed at foreign trade products. Digital customers increased 21% in the year.
•Together with 21 banks, we launched MODO, a systematic payment solution to boost digital payments and financial inclusion.
Thanks to all these initiatives, The Banker named Santander Argentina as the Best Digital Bank in the country, highlighting the acceleration of its digital transformation in the current environment, new technical staff, positioning in consumer loans and deposits, and the new products and services launched for female entrepreneurs and young customers.

Annual report 2020	Contents
Business performance
Loans and advances to customers fell 13% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were 35% higher driven by SME loans and cards. Dollar balances declined in the currency of origin.
Customer deposits increased 3% compared to 2019 in euros. Excluding repurchase agreements and the exchange rate impact, deposits rose 57%, spurred on by local currency deposits (demand and time deposits), as foreign currency balances declined.
Santander maintained a high dollar liquidity ratio and the excess liquidity in pesos was placed in central bank notes.
Results
Underlying attributable profit was EUR 179 million in the year (3% of the Group’s total operating areas), with an underlying RoTE of 26.2%.
Compared to 2019, underlying attributable profit was 25% higher in euros. Excluding the exchange rate impact, growth was 91%. Both year’s results were affected by the high inflation adjustment.
As regards business activity, excluding the exchange rate impact:
•Total income grew 31%. Net interest income rose 49%, underpinned by liquidity management and the lower cost of funds. Net fee income fell 6%, dampened by regulatory impacts and lower economic activity. Gains on financial transactions rose 18%.
•Administrative expenses and amortizations increased 27%, at a slower pace than total income and inflation, improving the efficiency ratio by 187 bps to 56.0%. Net operating income rose 37%.
•Net loan-loss provisions were higher (+47%) due to covid-19 related provisions. The NPL ratio improved 128 bps to 2.11% and coverage was 275%, after increasing 151 pp in the year.
•Other gains (losses) and provisions recorded no material change.

Argentina
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	912	940	(3.0)	48.8
Net fee income	273	446	(38.8)	(6.1)
Gains (losses) on financial transactions A	62	80	(22.9)	18.2
Other operating income	(119)	(150)	(20.8)	21.5
Total income	1,128	1,316	(14.3)	31.5
Administrative expenses and amortizations	(632)	(762)	(17.0)	27.2
Net operating income	496	554	(10.5)	37.3
Net loan-loss provisions	(226)	(235)	(3.9)	47.3
Other gains (losses) and provisions	(70)	(101)	(30.5)	6.5
Profit before tax	200	217	(8.2)	40.8
Tax on profit	(19)	(72)	(73.3)	(59.1)
Profit from continuing operations	180	145	24.2	90.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	180	145	24.2	90.5
Non-controlling interests	(1)	(2)	(12.2)	34.7
Underlying attributable profit to the parent	179	144	24.6	91.1

Balance sheet
Loans and advances to customers	4,151	4,792	(13.4)	32.9
Cash, central banks and credit institutions	3,048	3,911	(22.1)	19.5
Debt instruments	1,897	429	342.5	578.7
Other financial assets	59	87	(31.8)	4.5
Other asset accounts	832	836	(0.5)	52.7
Total assets	9,988	10,054	(0.7)	52.4
Customer deposits	7,179	7,002	2.5	57.2
Central banks and credit institutions	840	1,033	(18.6)	24.8
Marketable debt securities	20	71	(71.5)	(56.3)
Other financial liabilities	657	747	(11.9)	35.1
Other liabilities accounts	359	392	(8.4)	40.5
Total liabilities	9,056	9,244	(2.0)	50.3
Total equity	931	810	15.0	76.3

Pro memoria:
Gross loans and advances to customers B	4,395	4,993	(12.0)	35.0
Customer funds	8,795	8,099	8.6	66.6
Customer deposits C	7,179	7,002	2.5	57.2
Mutual funds	1,616	1,097	47.3	126.0

Ratios (%) and operating data
Underlying RoTE	26.24	22.20	4.04
Efficiency ratio	56.0	57.9	(1.9)
NPL ratio	2.11	3.39	(1.28)
NPL coverage	275.1	124.0	151.1
Number of employees	9,159	9,178	(0.2)
Number of branches	408	438	(6.8)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Uruguay	Underlying attributable profit
EUR 134 Mn
2020 Highlights
→ Santander Uruguay is the country’s leading privately-owned bank, strengthening its position and market share, while continuing to develop a technological and digital strategy that enables us to enrich service quality.
→ Activity rebounded in H2'20, adapting to the new normal. We gave support to 11% of Santander Uruguay's portfolio and 30% of its financial entities.
→ Underlying attributable profit was EUR 134 million, down 11% in euros compared to 2019, but up 8% excluding the exchange rate impact, spurred on by total income and improved efficiency.

Strategy
In a year blighted by the pandemic, we focused on mitigating its impact, preparing our teams for remote work, protecting our employees and adapting our products to customers' needs.
We continued to make progress in o technological transformation, signing an agreement with IBM to provide Santander Uruguay greater technological support. To add new digital capabilities, we launched A Sola Selfie for online loans, and SUMO, the country's first fully mobile branch. We further expanded Prosperá as an inclusive offering, as well as Santander Locker.
The efforts to consolidate our value proposition enabled us to gain market share and grow our customer base, increasing loyal and digital customers by 2% and 14%, respectively.
Business performance
Loans and advances to customers dropped 9% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 12%.
Customer deposits were 4% higher in euros compared to 2019. Excluding the exchange rate impact and repurchase agreements, they increased 28%.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	111		448
23%	/active customers	+14%	YoY

Results
In 2020, underlying attributable profit was EUR 134 million with an underlying RoTE of 27.9%.
Compared to 2019, underlying attributable profit decreased 11% in euros and rose 8% excluding the exchange rate impact. By line:
•Total income grew 3% mainly driven by net fee income (+17%) and gains on financial transactions (+38%).
•Administrative expenses and amortizations rose 2%, at a slower pace than total income, improving the efficiency ratio to 41.4% (-62 bps year-on-year).
•Net loan-loss provisions increased 17%. The cost of credit stood at 2.30% and coverage remained high (104%).

Uruguay
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	267	333	(19.8)	(2.8)
Total income	380	447	(14.8)	3.3
Administrative expenses and amortizations	(157)	(188)	(16.1)	1.8
Net operating income	223	259	(13.9)	4.4
Net loan-loss provisions	(61)	(63)	(3.8)	16.6
Profit before tax	161	189	(14.8)	3.3
Underlying attributable profit to the parent	134	150	(10.6)	8.4

Balance sheet
Total assets	5,102	5,051	1.0	24.6
Gross loans and advances to customers A	2,552	2,804	(9.0)	12.3
Customer funds	4,356	4,197	3.8	28.1
Customer deposits B	4,318	4,162	3.8	28.0
Mutual funds	38	36	7.1	32.1
A. Excluding reverse repos.
B. Excluding repos.

Annual report 2020	Contents

Peru	Underlying attributable profit
EUR 53 Mn
2020 Highlights
→ We continued to focus on the corporate segment, large enterprises and Grupo Santander's global customers.
→ Underlying attributable profit rose 12% year-on-year to EUR 53 million, +19% excluding the exchange rate impact, spurred on by revenue growth.

Strategy
The strategy remained focused on the corporate segment, the country’s large companies and Grupo Santander’s global customers, by providing support to customers, as well as greater liquidity and flexibility. We also boosted the distribution of derivative instruments to reduce our customers' financial risks and increased deposit taking.
The auto loan financial entity continued to expand its business as a part of Grupo Santander's strategy to increase presence in this business, underpinned by local teams and our best practices in South America.
We continued to drive the digitalization of our services and internal processes to improve customer experience and operational efficiency. 60% of transactions were made digitally through our office banking platform.
Business performance
Loans and advances to customers decreased 1% year-on-year in euros (+19% on a gross basis, excluding reverse repurchase agreements and the exchange rate impact), and customer deposits surged 16% (+39% excluding the exchange rate impact and repurchase agreements).
Results
Underlying attributable profit of EUR 53 million in 2020 was 12% higher year-on-year, equivalent to an RoTE of 21.9%. Excluding the exchange rate impact, underlying attributable profit increased 19%. By line:
•Total income grew 30% mainly due to the positive performance of customer revenue and gains on financial transactions, reflecting greater customer and market activity.
•The efficiency ratio improved to 29.2% (-3.7 pp year-on-year).
•Net loan-loss provisions increased sharply due to covid-19 related charges.
•The NPL ratio was 0.80% and coverage was very high (149%).

Colombia	Underlying attributable profit
EUR 19 Mn
2020 Highlights
→ The strategy focused on companies, large corporates and SCIB customers.
→ We formed new alliances in auto finance to strengthen our position in the market with digital propositions.
→ Underlying attributable profit of EUR 19 million in the year, up 22% on 2019 in euros, 40% higher excluding the exchange rate impact.

Strategy
We remained focused on SCIB clients, large corporates and companies, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and investment banking products to support the country’s infrastructure plan. In consumer finance, our priority was to make the auto business profitable through value propositions for customers and manufacturers, increased customer loyalty and digitalization.
We signed two major agreements in the automotive sector, reaching a market share of 3.4% (+110 bps) in loan origination. Despite the reactivation of this sector in Q4'20, we recorded a c.30% year-on-year reduction in vehicle sales due to the pandemic.
Santander Colombia acted as joint bookrunner in an international bond issuance for the Republic of Colombia with 10- and 30-year terms, and as lead arranger in the first fast track facility transaction guaranteed by MIGA for BANCOLDEX worth USD 400 million, mainly to support SMEs affected by covid-19.
Great Place to Work recognized us as a company with an outstanding working environment.
Business performance
Loans and advances to customers rose 28% year-on-year in euros. In gross terms, excluding reverse repurchase agreements and the exchange rate impact growth was 45%, notably in consumer finance, corporates and CIB.
Customer deposits rose 22% in euros and 39% excluding the exchange rate impact and repurchase agreements, driven by time deposits.
Results
Underlying attributable profit of EUR 19 million in the year was 22% higher than 2019 in euros with an underlying RoTE of 13.6%.
Excluding the exchange rate impact, underlying attributable profit rose 40%, backed by total income (+26%) spurred by growth in net interest income (+55%), and gains on financial transactions (+24%). Administrative expenses and amortizations grew less than total income, enabling the efficiency ratio to improve 2.1 pp to 47.9%. Cost of credit was 0.56%.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4.4 CORPORATE CENTRE

Corporate Centre	Underlying attributable profit
EUR -1,844 Mn
2020 Highlights
→ The Corporate Centre aims to aid the operating units by adding value and through oversight and control. It also performs financial and capital management functions.
→ Underlying attributable loss decreased 12% compared to 2019, mainly due to higher gains on financial transactions related to FX hedging and lower costs driven by ongoing measures.

Strategy and functions
The Corporate Centre adds value to Grupo Santander in various ways:
•More solid governance, through global control frameworks and supervision.
•It fosters the exchange of best practices in cost management and generating economies of scale, enabling us to be one of the most efficient banks.
•It contributes to the launch of global business projects that leverage our worldwide presence to develop solutions once that can be used by all business units, generating economies of scale.
It also coordinates our relationship with European regulators and performs the following financial and capital management functions:
•Financial management:
–Structural management of the liquidity risk associated with funding our recurring activity, financial stakes and management of net liquidity related to the needs of some business units.

Global Headquarters. Boadilla del Monte

–This is carried out by the different funding sources (issuances and other), maintaining an adequate profile in volumes, maturities and costs. The price of these operations with other group country units is the market rate plus a premium, which in liquidity terms, we support by immobilizing funds during the operation's term.
–Interest rate risk is actively managed to soften the impact of interest rate changes on net interest income, conducted via high credit quality, and very liquid and low capital consumption derivatives.
–Strategic management of exposure to exchange rates in equity and dynamic in the countervalue of the country units’ annual results in euros. At year-end, net investments in equity are currently hedged by EUR 21,326 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) by various instruments (spot, fx, forwards).
•Management of total capital and reserves: efficient capital allocation to each country unit in order to maximize shareholder return.
Global Headquarters. Boadilla del Monte

Annual report 2020	Contents
Results
In 2020, underlying attributable loss of EUR 1,844 million was 12% lower than in 2019 and driven by:
•Greater negative impact of net interest income, from -EUR 1,252 million in 2019 to -EUR 1,374 million, impacted by the increase in the liquidity buffer.
•Growth of EUR 583 million in gains on financial transactions mainly due to foreign currency hedging, the negative counterpart of which is in the conversion of results to euros in certain countries.
•Administrative expenses and amortizations improved 12% on the back of streamlining and simplification measures.
•Lower net loan-loss provisions, down from EUR 36 million in 2019 to EUR 31 million in 2020.
•Other gains (losses) and provisions includes provisions, intangible assets, cost of the state guarantee on deferred tax assets, pensions, litigation, one-off provisions for stakes whose value was affected by the crisis, etc. The net impact went from -EUR 237 million in 2019 to -EUR 412 million in 2020.

Pereda building. Global Headquarters in Boadilla del Monte (Madrid)

CORPORATE CENTRE
EUR million
Underlying income statement	2020	2019	%
Net interest income	(1,374)	(1,252)	9.7
Net fee income	(29)	(50)	(41.6)
Gains (losses) on financial transactions A	287	(297)	—
Other operating income	(25)	(18)	34.3
Total income	(1,141)	(1,617)	(29.4)
Administrative expenses and amortizations	(329)	(373)	(11.8)
Net operating income	(1,470)	(1,990)	(26.1)
Net loan-loss provisions	(31)	(36)	(13.8)
Other gains (losses) and provisions	(412)	(237)	74.0
Profit before tax	(1,912)	(2,262)	(15.5)
Tax on profit	69	157	(56.2)
Profit from continuing operations	(1,844)	(2,105)	(12.4)
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,844)	(2,105)	(12.4)
Non-controlling interests	0	9	—
Underlying attributable profit to the parent	(1,844)	(2,097)	(12.0)

Balance sheet
Loans and advances to customers	5,044	5,764	(12.5)
Cash, central banks and credit institutions	61,173	32,803	86.5
Debt instruments	1,918	840	128.4
Other financial assets	1,645	2,406	(31.6)
Other asset accounts	112,807	126,539	(10.9)
Total assets	182,587	168,352	8.5
Customer deposits	825	793	4.0
Central banks and credit institutions	38,555	12,254	214.6
Marketable debt securities	57,240	54,495	5.0
Other financial liabilities	493	636	(22.5)
Other liabilities accounts	9,443	9,810	(3.7)
Total liabilities	106,556	77,989	36.6
Total equity	76,031	90,362	(15.9)

Operating data
Number of employees	1,692	1,651	2.5
A. Includes exchange differences.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4.5 Secondary segments

Retail banking	Underlying attributable profit
EUR 4,196 Mn
2020 Highlights
→ We supported our customers, corporates and governments in all our countries through a series of extraordinary measures to ensure necessary financial support amid the global health crisis, while still providing our usual products and services.
→ We remained committed to our digital transformation and multi-channel strategy. By the end of December, we exceeded 148 million customers, of which 23 million are loyal, 42 million are digital customers and more than 35 million are mobile customers.
→ Underlying attributable profit of EUR 4,196 million, strongly affected by covid-19-related provisions.

Strategy
As our commitment to society became even more important against the backdrop of the global pandemic, we strengthened our offering by implementing a series of measures to ensure the necessary financial support through pre-approved lines of credit, payment holidays and special policies.
The crisis has strengthened and accelerated our digital transformation, focusing on our multi-channel strategy and the digitalization of processes and businesses. As a result, the number of digital transactions rose 27%, sales through digital channels represented 44% of total sales and digital customers surged 15%, underpinned by:
•strategic transformation through digital acceleration in the UK. In 2020 we opened 82% of current accounts and 90% of credit cards through digital channels.
•the opening of Boutique Santander in Portugal, the country's first virtual marketplace.
•our digital channels in Spain, which led the Aqmetrix ranking.
•new solutions in Poland to boost customer experience and loyalty, such as a chatbot on the santander.pl website.

Loyal customers		Digital customers
December 2020. Thousands		December 2020. Thousands

	22,838		42,362
32%	/active customers	+15%	YoY

•new functionalities for SuperMóvil and Hipoteca Online, a digital platform, in Mexico.
•the introduction of GENTE in Brazil, a virtual assistant capable of answering more than 10,000 questions, reaching more than 37 million interactions.
•a record rise in account openings and prepaid card sales in Chile through Santander Life and Superdigital.
•Openbank Argentina obtaining its banking licence.
•the launch of SUMO in Uruguay, its digital branch and A Sola Selfie for online loans.
We continued to launch commercial initiatives, with specialized products and services for each segment:
•In individuals, we introduced Hipoteca Free in Mexico, the country's first commission-free mortgage. In Brazil, we launched the SX credit card, which benefits our most transactional customers. In Argentina, we rolled out Getnet and set up Santander Consumer, specialized in consumer financing and secured loans. In Spain, we have a new commercial proposition for individuals, Santander One, a pioneering subscription-based financial service model, centred on customer loyalty and personalized services.
•In auto finance, SCF continued to focus on remaining the leader in auto finance, acquiring 46% stake in Sixt Leasing. In Poland, we ran a promotional offer to finance electric and hybrid vehicles. In Brazil, we retained the highest market share and introduced Troca+Troco, in collaboration with Webmotors. The auto business in the US is ideally positioned, and we strengthened our partnership with Fiat Chrysler. In Colombia, we remained focused on improving profitability in the auto business.

Annual report 2020	Contents

•In the corporate segment, all countries granted state-guaranteed loans to corporates. In SMEs, we continued to move forward with products such as Prospera, our micro-credit programme for entrepreneurs in Brazil and Uruguay, which was implemented in Peru in 2020. We launched new value-added products in Poland, such as a medical service for SME customers alongside MasterCard and Luxmed.
Regarding our branch network transformation, we remain committed to boosting our multi-channel proposition. In addition to digital channels, we have 11,236 branches and are working on optimizing and adapting them to our customers' needs. Our aim is to improve customer experience and offer advice on everything they need through the channel that best suits their preferences and requirements.

Smart Red branch, Spain

These measures helped us to gain market recognition, with several awards in the countries and segments where we operate:
•We were named the World’s Best Bank for SMEs by Euromoney and also won Euromoney’s Best Bank for Diversity and Inclusion global award for the first time. We were named best bank in Spain and Portugal and best investment bank in Portugal.
•Santander also received the Bank of the Year award in Spain and the Americas, including Brazil and Argentina.
Business performance
Loans and advances to customers decreased 3% year-on-year. Excluding reverse repurchase agreements and the exchange rate impact, gross loans rose 4%.
Customer deposits were 2% higher in euros compared to 2019. Excluding repurchase agreements and the exchange rate impact, they were 9% higher, driven by growth in demand deposits (+13%).
Results
Underlying attributable profit was EUR 4,196 million (61% of the Group’s operating areas).
Compared to 2019, underlying attributable profit fell 45% in euros. Excluding the exchange rate impact, it was 39% lower, as follows:
•Total income fell 3% impacted by the fall in net fee income (-10%). Net interest income remained flat and gains on financial transactions were up 8%.
•Administrative expenses and amortizations decreased 3% benefiting from positive cost management in most countries.
•Loan-loss provisions soared 44% strongly affected by covid-19 related provisions.
•Other gains (losses) and provisions improved 13% primarily driven by Brazil and the US.

RETAIL BANKING
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	29,544	32,862	(10.1)	0.1
Net fee income	6,850	8,561	(20.0)	(9.6)
Gains (losses) on financial transactions A	961	871	10.3	8.0
Other operating income	(141)	304	0.0	0.0
Total income	37,215	42,599	(12.6)	(3.1)
Administrative expenses and amortizations	(16,847)	(18,926)	(11.0)	(2.6)
Net operating income	20,368	23,672	(14.0)	(3.5)
Net loan-loss provisions	(11,608)	(9,101)	27.5	44.1
Other gains (losses) and provisions	(1,229)	(1,619)	(24.1)	(13.2)
Profit before tax	7,531	12,953	(41.9)	(35.2)
Tax on profit	(2,452)	(4,048)	(39.4)	(30.7)
Profit from continuing operations	5,078	8,905	(43.0)	(37.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,078	8,905	(43.0)	(37.2)
Non-controlling interests	(883)	(1,325)	(33.4)	(26.7)
Underlying attributable profit to the parent	4,196	7,580	(44.6)	(39.0)
A. Includes exchange differences.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 1,823 Mn
2020 Highlights
→ The covid-19 health crisis strongly influenced SCIB's performance in the year, as we continued to support our global clients, covering their funding needs and helping them access global capital markets.
→ The creation of the global Environmental, Social and Governance (ESG) solutions team will increase the support SCIB gives to our clients in their transition towards more sustainable business models.
→ Underlying attributable profit was 6% higher year-on-year in euros (23% in constant euros) at EUR 1,823 million, driven by double-digit revenue growth and cost reduction, which enabled us to absorb the increase in provisions.

Strategy
SCIB is our global business for corporate clients and institutions that require tailored services and wholesale value-added products adapted to their complexity and sophistication.
Our long-term strategy remains focused on becoming our clients' strategic advisor of choice. The transformation we started three years ago continues to bear fruit, delivering sound results.
The key areas we are focusing on are:
•accelerating balance sheet rotation through efficient capital management to maximize the return on risk-weighted assets. To this end, SCIB focused on strengthening its distribution teams, which resulted in greater origination capacity to distribute and run profitable transactions.
•increasing diversification, by countries, customers and products:
–by country, through the promotion of our business in the US, the UK and Continental Europe, as well as strengthening our franchises in Peru and Colombia, completing our value proposition in Latin America.

Total income breakdown
Constant EUR million

TOTAL*	+15%
Capital & Other	+2%
Global Markets	+27%
Global Debt Financing	+12%
Global Transaction Banking	+11%
(*) In euros: +3%
–as for the diversification of our customer base, we are increasing business with institutional and financial entities, offering a wide range of products throughout our markets.
–we continued to expand our product range by introducing new, more complex and tailored products to fully cover our clients' needs.
•continuing to strengthen our environment and control mechanism, investing in strategic projects to make our processes more robust and to respond to regulatory requirements.
•becoming the leader in advising on sustainable and responsible financing (ESG) to support our clients in the transition towards a more sustainable and low-carbon economy. In 2020, SCIB created a global team to provide solutions and support our clients in their search for strategic solutions.
•digitalizing our business, exploring market opportunities that allow us to improve processes, offer new products and services to clients, add new technologies, etc.

Annual report 2020	Contents
In line with Grupo Santander's strategy, SCIB aims to be one of the leading wholesale banks in Europe by creating a pan-European platform that simplifies our structure and will enable us to better serve our clients' needs and to support our business growth initiatives. Furthermore, SCIB aims to maintain its leadership position in South America and also to turn the US franchise into a fierce competitor in North America.
Business performance
In the complex humanitarian and macroeconomic environment arising from covid-19, the year's activity was strongly conditioned by the effort to protect our employees and ensure the continuity of our and our clients' businesses. Our strong relationship with our global clients (corporates, governments, corporations, institutions, etc.) enabled us to act quickly and decisively, providing them with strategic advice, tailored financing solutions and helping them access the capital markets to cover their capital needs and maintain high levels of liquidity during the worst months of the pandemic.
Main actions performed in the year by business line:
•Global markets: significant business growth in all countries despite high volatility, and strong overall activity due to an increase in our clients' funding and coverage needs.
Positive both corporate and institutional sales performance, particularly in Asia, Argentina, the UK, Mexico and Brazil, as well as book management, notably in Brazil, Spain, Portugal, the US, the UK and Mexico.
•Debt Capital Markets: sharp growth boosted by the positive performance in the US and Europe, while Latin American markets remained tepid.
We continued to focus on sustainable financing, and are a reference for the issuance of green and social bonds, particularly those aimed at softening the effects of the pandemic.
•Syndicated Corporate Loans: we supported our clients during the year, meeting their funding and liquidity needs by increasing loan volumes and participating in operations backed by government programmes across Europe.
We upheld our responsible banking strategy by increasing our range of sustainable finance products via green loans or loans linked to sustainable metrics.
•Structured Financing: Santander consolidated its leadership position in Project Finance, ranking first globally (by number of transactions as at December 2020), in Europe, Middle East and Asia (EMEA) and Latin America.

We remained at the forefront of financing of renewable energy projects (one of the main priorities of our ESG strategy) also ranking first globally, in EMEA and Latin America. As for financial advisory services, we continued to be a global reference in 2020: first in Latin America, and fifth in the world.
•Cash management: in this challenging year, reacting rapidly to the issues arising from the pandemic, the digitalization of our products and the close relationship with our clients were key to delivering sustained growth in the transactional business and becoming our clients' transactional bank of choice.
•Export & Agency Finance: we continued to support our clients in their export and import activities through structured financing solutions backed by export credit agencies.
We were particularly active in programmes to mitigate the impact of covid-19 implemented by the CESCE (Spanish Export Credit Insurance Company) and the World Bank through guaranteed loans in Latin America. We maintained our leadership position with solid growth, especially in the UK, Mexico and Brazil.
•Trade & Working Capital Solutions: strong business growth across markets, especially in Europe, the US, Brazil and Asia.
We continued to support our clients, strengthening our capabilities in the global confirming and receivables platforms, which allowed us to maintain our leadership in these products. Likewise, commercial activity increased in structured trade, especially in Brazil, helping to gain market share and diversify into new sources of income.
•Corporate Finance: some sectors succeeded in maintaining greater dynamism, in terms of the number of transactions and business and asset valuations, particularly those related to energy transition and renewable energy. In M&A, regarding regulated electricity grids businesses, of note was the transaction announced by State Grid, the largest in the history of Chile's electricity sector and the second largest in Latin America, where Santander acted as the buyer's financial advisor.
In 2020, CIB reached a record high for income from share placement operations for the second year running, holding leading positions in Europe and Latin America. The year's most significant operations include our participation in the two largest European initial public offerings (JD Peets for EUR 2.6 billion and Allegro for EUR 2.4 billion), as well as leadership in the Soltec operation. In Latin America, Santander led more than 20 IPOs and capital increases in Brazil.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Ranking 2020
Award / ranking	Source	Area
Best Supply Chain Finance Provider for Western Europe	Global Trade Finance Magazine	GTB / T&WC
Best Trade Finance Bank in Latin America (Regional)	Global Trade Finance Magazine	GTB / T&WC
World´s Best Payment Hub Solution for 2020 (Globally)	Global Trade Finance Magazine	GTB / Cash Management
Global Advisor of the year	PFI	GDF
Offshore Wind Deal of the Year	PFI	GDF
Deal of the Year	PFI	GDF
Bonds; Corporates: Enel $1.5bn SDG-linked bond and E2.5bn SDG-linked bond issuance	The Banker	GDF (DCM)
Loans: Carrefour E3.9bn sustainability-linked loans	The Banker	GDF (DCM)
South American ECA - backed Finance Deal of the Year Award	TXF	GTB (E&AF)
European ECA - backed Finance Deal of the Year Award (ESG)	TXF	GTB (E&AF)
Asia - Pacific ECA - backed Finance Deal of the Year Award (ESG)	TXF	GTB (E&AF)
Best Project & Infrastructure Financing Bank: Brazil	Latin Finance	GDF (PF)
Best Trade Finance Bank in Latin America	GTR	GTB (T&WC)
Most Impressive Bank for Latin America Bonds	Global Capital	GDF (DCM)
Best Transaction of the year (Project Meno)	SCI Capital Relief Trades Awards 2020	GDF (PDM)
Issuer of the year	SCI Capital Relief Trades Awards 2020	GDF (PDM)
Best Bank for Latin American Currencies	FX	Markets

Results
Underlying attributable profit in 2020 was up 6% in euros. Excluding the exchange rate impact, growth was 23%, backed by double-digit hikes in our core businesses, particularly Global Markets and Global Debt Finance.
•Total income growth was spurred on by the strong increase in all revenue lines: net fee income (+12%), gains on financial transactions (+23%) and net interest income (+20%).
•Administrative expenses and amortizations fell 3%, which enabled efficiency to improve 5 pp and net operating income to grow 30%.
•Sound revenue performance and prudent cost management was enough to fully absorb net loan-loss provisions growth, derived from the general macroeconomic deterioration, and significantly increase underlying attributable profit.

SANTANDER CORPORATE & INVESTMENT BANKING
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	2,953	2,728	8.3	20.4
Net fee income	1,550	1,520	2.0	12.5
Gains (losses) on financial transactions A	690	689	0.1	22.9
Other operating income	203	289	(29.8)	(31.0)
Total income	5,397	5,227	3.3	15.1
Administrative expenses and amortizations	(2,069)	(2,281)	(9.3)	(2.7)
Net operating income	3,328	2,945	13.0	29.8
Net loan-loss provisions	(467)	(155)	200.4	209.9
Other gains (losses) and provisions	(135)	(91)	48.7	60.2
Profit before tax	2,726	2,699	1.0	17.1
Tax on profit	(783)	(815)	(3.9)	12.0
Profit from continuing operations	1,944	1,884	3.1	19.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,944	1,884	3.1	19.3
Non-controlling interests	(121)	(171)	(29.5)	(15.9)
Underlying attributable profit to the parent	1,823	1,713	6.4	22.7
A. Includes exchange differences.

Annual report 2020	Contents

Wealth Management & Insurance	Underlying attributable profit
EUR 868 Mn
2020 Highlights
→ In 2020, despite the challenges we faced and the prioritization of everyone's health and safety, we implemented various improvements in terms of processes, agility, close relationships with our clients and flexibility in our teams. The continued monitoring of, and interaction with, clients during the crisis enhanced communication through remote and digital channels.
→ As a result, underlying attributable profit was up 2% compared to 2019 in constant euros.
→ Total fee income generated, including that ceded to the branch network, amounted to EUR 3,108 million, in line with the previous year, and accounted for 31% of the Group's total (30% in 2019).
→ Assets under management reached EUR 370 billion, in line with 2019 in constant euros, affected by custody valuation differences. Customer funds rose 8% in Private Banking and 1% in Santander Asset Management (SAM), which has recorded positive cumulative net sales since May.

Strategy
Within our strategy developed with the aim of becoming the best responsible wealth manager in Europe and Latin America, of note were:
•Positive net sales and business growth rates in Private Banking, despite the market situation and the cuts in interest rates in the US, Latin America and the UK. Our goal was to complete the value proposition in all our countries, particularly in advisory services.
Regarding alternative funds, our value proposition is centred on selecting a range of funds from leading national and international management companies, notably the launches made through our international platform in Ireland. We continued to expand the ESG investment range via SAM and third party products, supported by the continuous training of our managers and advisers.
Launch of Future Wealth, a joint initiative with SAM, consisting of a platform to invest in leading innovation companies grouped into 18 disruptive themes (such as health, energy transition technology and smart cities) with the SAM Future Wealth fund as the core product.
We received numerous awards in 2020 from prestigious publications (Professional Wealth Manager, Euromoney, The Banker and Global Finance) for our technology, various business segments and local private banks in several countries.
The total volume of shared business across our markets reached EUR 6.8 billion, 34% more than 2019, mainly driven by operations in Mexico, Chile, Miami and Switzerland.
•In Santander Asset Management, we continued to improve and complete our product offering. Of note was growth in the the Santander GO range, with a volume of more than EUR 2.3 billion and the positive performance of our platform in Luxembourg, reaching EUR 8.2 billion. We are also working on the implementation of an alternative product offering with infrastructure funds and leasing, with the launch of the Alternative Leasing fund for SME machinery and equipment.
We continued our operational and technological transformation which involved the implementation of the Aladdin platform, which has already been successfully rolled-out in six countries and virtually implemented in another three in Latin America.
We made further headway in our ESG strategy, becoming a member of the Principles for Responsible Investment (PRI) as well as the International Investors Group on Climate Change (IIGCC), which places us at the heart of a global community seeking to build a more sustainable financial system. We currently have over 20 ESG products and assets under management of EUR 6.9 billion (+90% vs. 2019).
•In Insurance,our main growth driver continued to be the non-credit-related business, which has a longer portfolio duration. We continued to increase the number of insurance policies distributed through our digital channels, which now account for 10% of the total sales volume.
In Latin America we continued to successfully develop our auto-related business, working with various insurance companies and new mobility products. In Chile, we launched Grupo Santander's first On/Off insurance through Klare, our fully digital insurance broker, which allows customers to activate coverage on a daily basis. In Argentina, we improved the end-to-end digital sales process for personal protection insurance (customers and non-customers).
In Europe, we introduced a new multi-risk insurance proposal for SMEs in Spain and Portugal through our joint venture with Mapfre. In the UK, we enhanced the digital experience for our tailored Home & Life insurance, optimizing the use of data to offer personalized products and simplify purchasing. In Poland, we have a new fully-digital life insurance offer, which had a great response from customers as it enables them to build their own tailored coverage.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Business performance
Total assets under management amounted to EUR 370 billion, in line with December 2019 in constant euros. In the quarter, growth was 4% and 10% compared to March 2020.

Business performance: SAM and Private Banking
December 2020. EUR billion and % change in constant euros

vs Dec-19
0%
+3%
+1%
+8%
-6%
+2%
+10%

Note: Total assets marketed and/or managed in 2020 and 2019.
(*) Total adjusted customer funds of private banking managed by SAM. 2019 data Pro forma including Popular asset management Joint Ventures, fully integrated in 2020.

•In Private Banking, the volume of customer assets and liabilities grew 1% year-on-year to EUR 230 billion. This was mainly due to the impact of covid-19 on markets which particularly affected the custody business. However, quarter-on-quarter growth in Q4 was 7% induced by market improvement and strong commercial activity.
Underlying attributable profit in 2020 was EUR 414 million, down 2% compared to 2019 (excluding the exchange rate impact). Of note were Mexico, Poland, Brazil and Miami.
•In SAM, total assets under management increased 1% compared to 2019, despite the negative impact of markets driven by the covid-19 crisis. Cumulative net sales remained in positive figures since May, mainly in Chile, Luxembourg, Argentina and Mexico.
Underlying attributable profit was EUR 120 million, 16% lower year-on-year, due to lower average volumes and margins. Of note was the performance in Mexico, Portugal and Argentina. Total contribution to the Group's profit (including ceded fee income) was EUR 494 million.
•In Insurance, the volume of gross written premiums amounted to EUR 7.9 billion (-3% year-on-year), affected by lower loans and savings activity amid the crisis. Of note was the 9% growth in fee income generated by the non-credit related protection business.
Despite lower activity, the underlying attributable profit generated in 2020 by the insurance business amounted to EUR 333 million, 18% higher than in 2019. Total contribution to profit (including ceded fee income) amounted to EUR 1,220 million.

Results
Underlying attributable profit was EUR 868 million in 2020, down 7%. Excluding the exchange rate effect, it was 2% higher:
•Total income increased mainly driven by net fee income (+7%) due to the greater contribution from private banking and insurance.
•Total fee income generated, including fees ceded to the branch network amounted to EUR 3,108 million and represented 31% of the Group's total.
•Administrative expenses and amortizations were in line with 2019, due to the optimization measures that absorbed the impact of investments.
•As a result, net operating income increased 6%.
The total contribution to the Group (including net profit and total fees generated net of taxes) was EUR 2,145 million, 2% lower than in 2019 in constant euros.

Total contribution to profit
EUR million and % change in constant euros

2,145

WEALTH MANAGEMENT & INSURANCE
EUR million
Underlying income statement	2020	2019	%	% excl. FX
Net interest income	454	570	(20.4)	(15.3)
Net fee income	1,194	1,199	(0.4)	6.5
Gains (losses) on financial transactions A	103	117	(12.0)	(4.5)
Other operating income	383	339	13.0	26.9
Total income	2,135	2,226	(4.1)	3.3
Administrative expenses and amortizations	(906)	(955)	(5.1)	(0.4)
Net operating income	1,229	1,271	(3.3)	6.2
Net loan-loss provisions	(28)	23	—	—
Other gains (losses) and provisions	(1)	(12)	(92.8)	(92.3)
Profit before tax	1,199	1,281	(6.4)	2.6
Tax on profit	(291)	(302)	(3.7)	4.2
Profit from continuing operations	909	979	(7.2)	2.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	909	979	(7.2)	2.1
Non-controlling interests	(41)	(50)	(18.3)	(0.6)
Underlying attributable profit to the parent	868	929	(6.6)	2.3
A. Includes exchange differences.

Annual report 2020	Contents

Santander Global Platform (SGP)	Underlying attributable profit
EUR 39 Mn
2020 Highlights
→ The development of global payments and financial solutions for enterprises and individuals in high-growth and large addressable markets continues to be a top priority for Grupo Santander.
→ Despite the covid-19 environment, we delivered significant progress on our plan, expanding our global payments technology platforms by adding new services and functionalities, and reaching new customers.
→ We continued to focus on accelerating growth in three business areas: Merchant Solutions, Trade Solutions and Consumer Solutions.

Strategy
Grupo Santander is recognized as one of the best global payments providers, and we aspire to continue offering faster and better solutions to all our customers, which we develop based on customer experience and to drive loyalty. We offer these solutions to both our banks (B2C) and third parties (B2B2C), generating significant new revenue opportunities and expanding our customer base to new customers and geographies.
The three business areas made significant progress against the plan in last quarter:
Merchant solutions (Global Merchant Services), our initiative to create a global acquiring business under the Getnet global brand based on a single open platform, provides end-to-end payments solutions for merchants, ranging from accepting payments to value-added services.
In Q4, Getnet Brasil achieved record growth of 200% year-on-year in online transactions on Black Friday, reaching a 30% market share. Getnet platform developments continued to incorporate additional functionalities.
At the end of 2020, Getnet reached an agreement to acquire several highly-specialized technology assets and teams from Wirecard's European merchant payments business. This acquisition will further reinforce and accelerate Getnet´s growth plans in the region.

Trade solutions (Global Trade Services), the group's strategic initiative to develop the global platform OneTrade, provides the services needed to trade internationally including international payments, FX, international treasury management and foreign trade.
In Q4, we connected our customers in Portugal and Colombia to the OneTrade platform, adding to those from Brazil, Spain, the UK and Chile. With the latest roll outs, more than 150,000 companies now have access.
Regarding new services added to the OneTrade platform, we tested and deployed an internal FX and liquidity model for transactions between the UK and Spain. This service will be rolled out to other countries and currencies in the next two quarters.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Consumer solutions (Superdigital), our financial inclusion platform for individuals, offers simple and flexible basic financial services to meet the financial needs of the underbanked in Latin America.
In Q4, we began rolling out our new global Superdigital platform, which efficiently supports operations in different countries, across Latin America, starting with Brazil and then to Argentina, Uruguay, Colombia, Peru, Chile and Mexico.
Superdigital Brazil's active customers increased almost 25% and the value of transactions rose by about 60% in the year.

Other activities
Openbank, our full-service digital bank offers the current accounts and cards of neobanks, but also successfully sells loans and mortgages, as well as providing a state-of-the-art robo-advisory and open platform brokerage services.
Openbank is currently active in Spain, the Netherlands, Germany and Portugal. In July, it was granted a banking licence to operate in Argentina and plans to start operations in the first half of 2021.
In 2020, Openbank increased its loan book of digital mortgages and unsecured personal loans by 31.2%, deposits by 15.4% and new customers by 107% year-on-year.

Customers with investment products increased by 31% and the number of securities transactions rose by 131%. Loyal customers keep showing a leading industry benchmark engagement ratio of 4.5 products per customer. As a result of the strong business results, fee income increased 38% year-on-year.

Looking towards our future strategy, back in October we announced the creation of PagoNxt, an upgrade to Santander Global Platform, which will enable us to combine our payment businesses into an autonomous company, providing world-class technology solutions for our banks and new open market customers.
As previously mentioned in other sections of this report, Openbank and SCF will be combined into the new Digital Consumer Bank.

Annual report 2020	Contents
Results
Looking at SGP's activity in 2020 in a broad sense, i.e. in addition to considering the results generated by the digital platforms, including 50% of the results generated by the country units for the platform-related products, SGP's total income as a secondary segment was EUR 994 million in 2020 and pro forma underlying attributable profit was positive at EUR 39 million.

This is the net result of two components; the investment in building the platforms and 50% of the profit obtained from commercial relationships with our customers:
•Total income rose 9% in constant euros to almost EUR 1 billion, backed by net interest income.
•Administrative expenses and amortizations rose 21% year-on-year, with most of the spend concentrated on building the platforms. We are making progress in technology development and process improvements, as well as designing new services to be offered via our platforms and rolling them out.
•Net loan-loss provisions fell 17% vs 2019, with no material impact on the P&L.
•Other gains (losses) and provisions remained insignificant at -EUR 9 million.
We regularly assess the market valuations of the businesses included in SGP, based on multiples of comparable companies, to ensure our investments in digital are creating value.

SANTANDER GLOBAL PLATFORM
EUR million
Underlying income statement	2020	2019	%	% sin TC
Net interest income	416	375	11.0	25.7
Net fee income	449	549	(18.2)	(1.7)
Gains (losses) on financial transactions A	146	149	(2.4)	4.8
Other operating income	(17)	(13)	28.2	34.3
Total income	994	1,061	(6.2)	8.7
Administrative expenses and amortizations	(816)	(745)	9.5	20.6
Net operating income	178	315	(43.5)	(25.0)
Net loan-loss provisions	(39)	(52)	(24.2)	(17.1)
Other gains (losses) and provisions	(9)	(5)	76.8	68.9
Profit before tax	130	258	(49.7)	(29.8)
Tax on profit	(59)	(95)	(38.4)	(12.4)
Profit from continuing operations	71	163	(56.3)	(39.7)
Net profit from discontinued operations	0	0	—	—
Consolidated profit	71	163	(56.3)	(39.7)
Non-controlling interests	(32)	(36)	(11.1)	1.7
Underlying attributable profit to the parent	39	127	(69.3)	(54.9)
A. Includes exchange differences.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
5. Research, development and innovation (R&D&I)
Research, development and innovation activities
Innovation and technological development are strategic pillars of Grupo Santander. We aim to respond to fresh challenges that emanate from digital transformation, focusing on operational excellence and customer experience.
Moreover, the information from our new technological platforms will help us better understand our customers' journey and enable us to design a more accurate digital profile to generate more confidence and increase customer loyalty.
As well as competition from other banks, financial entities must watch out for new financial system entrants, whose differentiating factor and competitive advantage is their use of new technology.
Developing a competent strategic technology plan must provide:
•greater capacity to adapt to customers’ needs (customized products and services, full availability and excellent service across all channels).
•enhanced processes for Grupo Santander’s professionals to ensure greater reliability and productivity; and
•proper risk management, supplying teams with the necessary infrastructures to support the identification and assessment of all business, operational reputational, regulatory and compliance risks.
As a global systemically important bank, Santander and its subsidiaries face increasing regulatory demands that impact system models and their underlying technology. This requires additional investments to guarantee compliance and legal security.
As in previous years, the latest European Commission ranking (2020 EU Industrial R&D Investment Scoreboard, based on 2019 data) ranked our technological effort first among Spanish companies and we are the second global bank for investment in R&D.
The equivalent investment in R&D&I to that considered in this ranking amounted to EUR 1,123 million. See note 18 to the consolidated financial statements.
Technological strategy
To meet business and customer needs, we must integrate new digital capabilities such as agile methodologies, public- and private-Cloud-based products and core systems development. We must also broaden our data and technological capabilities (APIs - Application Programming Interface, artificial intelligence, robotics, blockchain, etc.).
Our technological strategy aligns with the three pillars of the group's strategy: One Santander, PagoNxt and Digital Consumer Bank. Our technological pillars (Cloud, Agile, Data, Core evolution and Deep tech skills), a flexible and common architecture and a global operating model, as well as better management of risk and associated costs, help us achieve this.
Our governance model includes an inter-organizational forum called the Santander Architecture Review Board (SARB) to oversee the correct implementation of the technological strategy through its projection in technical architectures. The SARB brings together the technological architecture heads of the group entities on a monthly basis and is responsible for efficiently and collaboratively sharing local and global innovation, as well as reviewing Grupo Santander’s architecture. It also guarantees consistent architectures, strengthens the recycling of components and bolsters the use of new technologies to meet changing business needs.
Our implementation of this strategy is based on our set of rules, a committed and experienced organization in relationships with our country units, and a governance model that articulates projects and initiatives that help crystallize the strategy in all our markets.
The development of our technology and operations (T&O) model will help us cultivate new business, focusing on global products and digital services. Almost 2,700 Santander Global Tech professionals in Spain, the UK, Portugal, the US, Mexico, Brazil and Chile are gradually incorporating the global product portfolio agreed by the country units, our global businesses and the T&O division, guaranteeing the quality of digital services and products, and also their security.

Annual report 2020	Contents
Technological infrastructure
Grupo Santander has a network of high-quality data centres (CPDs) interconnected by a redundant communications system. The CPDs are spread across strategic countries to support and develop Grupo Santander’s activity and combine traditional information technology (IT) systems with the capabilities supplied by an on-premise private Cloud, which thanks to its swift adoption enables integrated management of the business areas’ technology, accelerates the digital transformation and allows significant cost savings.
The gradual implementation of the Cloud strategy will enable the public Cloud to support other strategic group projects. Thanks to the Local Cloud Centres of Excellence (local CCoEs), coordinated under the Global CCoE, we can guarantee consistent and rigorous adoption of the Cloud across our entities. This minimizes risks in accordance with the Public Cloud policy.
Cybersecurity
Cybersecurity is one of Grupo Santander’s main priorities and a crucial element in supporting our mission of ‘helping people and businesses prosper’, as well as offering excellent digital services to our customers.

Cybersecurity attacks and defence technologies continue to evolve rapidly. We are constantly updating our defence against current and emerging cybersecurity threats and our 24/7, 350-employee cybersecurity centre in Madrid serves all group entities.

In 2020, our Cybersecurity team was a key component of the group's response to the covid-19 crisis, through four key areas: the increase in remote access capacity to enable employees to maintain the bank's services safely and efficiently; constant monitoring of new cyber-threats and suspicious activities; increased communication with employees and customers on how to stay "cyber-safe" online and when working remotely; and the constant analysis of new risks and implementation of additional controls.

For further information on the different actions for measuring, monitoring and controlling risks related to cybersecurity, and their respective mitigation plans, see section 6.2 'Operational risk management' of the Risk management and compliance chapter.
Digitalization and fintech ecosystem
In addition to the technological strategy, infrastructure development and cybersecurity initiatives, and to make headway in our digital transformation, in November we announced the creation PagoNxt, the new brand to grow our payments business in the digital age and enhance Santander Global Platform. Further details are given in section 4 'Financial information by segment' of this chapter and examples of digital and innovative products and services for individuals and corporates, as well as references to cybersecurity policies are given in section 2 ‘Inclusive and sustainable growth’ of the Responsible Banking chapter.

Data centre Cantabria    Alhambra building. Boadilla del Monte

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
6. Significant events since year end
No significant events occurred between 1 January 2021 and the date of preparation of this consolidated directors’ report.

Annual report 2020	Contents
7. Trend information 2021
This director’s report contains certain prospective information on the directors’ plans, forecasts and estimates, based on what they consider to be reasonable assumptions.
Readers of this report should take into account that such prospective information must not be considered a guarantee of our future performance. As the plans, forecasts and estimates are subject to numerous risks and uncertainties, our future performance may not match initial expectations. These risks and uncertainties are described in the Risk management chapter of this report and in note 53 of the consolidated financial statements.
The announcement of a number of highly effective vaccines in the prevention of covid-19 has led to a substantial improvement in expectations for 2021, and in particular, reduced the probability of the most adverse scenarios. However, the resurgence of the virus in early 2021 and the consequent containment measures may have tangible impacts on the economy in the first months of the year, even if experience in the second wave shows that the public and private sectors have learnt to better manage the pandemic and contain its economic effects.
The expected acceleration on the pace of vaccination, particularly among high-risk populations, in our core markets and that expansive economic policies will be maintained suggests that economies will see a marked recovery. However, in general, we do not expect to regain pre-crisis levels until 2022.
The macroeconomic forecast for 2021 by country/region is as follows:
Euro area
We expect that economic expansion will be linked to vaccine dissemination and the degree of implementation of the EU Recovery Plan. The consensus expects that vaccination will have reached a sufficiently high percentage of the population around the middle of the year to normalize much of the economic activity. Some sectors will take time to achieve full recovery (depending on how dependant they are on international mobility as it will still be affected). We believe that monetary policy will continue to be expansionary, but the exit from the crisis will depend more heavily on fiscal policy and economic reforms. The EU recovery plan, which depends largely on the countries’ proposed fiscal expansion, should be the basis for modernizing the economies, strengthening potential growth, sustainability and digitalization.

Spain
Economic recovery projections by international bodies are in the range of 5%-7%, which could be greater due to European funds from the recovery plan. Spain is one of the countries that can receive the most funds and it plans to concentrate most of the investments in the first few years. There is some uncertainty around the performance of the unemployment rate, as employment support policies dampened its rise in 2020 but this could prevent it from falling in 2021. Inflation could return to positive territory, accompanied by the estimated improvement in domestic demand, although we expect it to remain below the ECB target (2%).
United Kingdom
The UK economy is expected to grow around 4.5%. Covid-19 vaccinations support a faster projected normalization by gradually eliminating many containment measures that curb activity. However, 2021 will be a year of adaptation to the new situation outside the European Union, which will undoubtedly generate some friction that will affect investment and monetary policy, which we expect to continue to be accommodative.
Portugal
Economic growth is forecast around 2.0% in 2021, with a recovery that will not begin at least until Q2'21 due to the strong outbreak of the pandemic early in the year. and the task of reviewing the production model (which will be supported by European funds), as the most labour-intensive sectors, such as tourism, will continue to be a drag on the economy. Unemployment could reach 10% and inflation unchanged. We expect the fiscal deficit to ease .
Poland
The Polish economy, having contracted 2.8% in 2020, is expected to grow around 4%. Uncertainties remain regarding the first quarter covid-19 related problems, but hopes are that a vaccine in the second quarter will lead to normalization of activity. Private consumption is expected to be the growth driver with positive contributions from investment, on the back of the European recovery plan, and net exports.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
United States
The presence of covid-19 will make the start of the year difficult. Vaccination, other pandemic control tools and virus seasonality could allow normalization to commence and have positive effects on growth from the second quarter. The new fiscal stimulus packages will also drive GDP growth in 2021 of around 5%. Inflation is expected to uptick but still at moderate rates (2.2% vs. 1.4% in 2020). The Federal Reserve is expected to maintain an expansive monetary policy.
Mexico
We expect the economy to continue its recovery in 2021, with growth of around 4% driven by exports, in particular to the US. However, we expect domestic demand growth to be modest and it will take several years to recover pre-pandemic GDP levels. Monetary policy could become more expansive in a context of inflation in line with targets.
Brazil
GDP is expected to continue to recover with growth projected around 3.5%. The withdrawal of the broad fiscal stimuli implemented in 2020 will be one of the main challenges, although controlled inflation, expansive monetary policy and progress on the reform agenda will contribute to a favourable climate that supports economic growth.
Chile
Economic growth (between 5% and 6%) is expected to be supported by a more favourable international environment, the maintenance of part of the fiscal stimulus programmes approved in recent years, and expansive monetary policy with low interest rates.
Argentina
The economy is expected to grow around 4.5% after following the normalization of its relationships with international creditors and its new economic programme that will have the technical and financial support of the International Monetary Fund.

àFinancial markets

We believe that the cyclical recovery expected in 2021 will guide financial markets' performance. We believe that the unprecedented liquidity injection from central banks will continue to support risk weighted assets, together with the favourable conclusion of some risk sources: i) the arrival of a vaccine has reduced global uncertainty regarding economic recovery, mitigating the fact that increasing covid-19 cases and pressure on health care systems are still leading to tighter lockdown measures. ii) the control of both Houses of Congress by the Democrats in the US could give the new administration greater discretion in implementing its fiscal stimulus plans, iii) the UK's negotiated withdrawal from the EU prevented a hard exit in January and normalized relationships between the two regions.
In this environment, risk-free rates are expected to rise slowly in line with the continued improvement in economic and inflation expectations, particularly in the long-term, leading to a steepening of the yield curve. Some Federal Reserve members are starting to discuss the possibility of carrying out a balance sheet reduction later this year, but official rates will remain unchanged for a long time.
The dollar, which depreciated against the euro at year-end, is expected to recover in 2021, followed by an early rebound in the US backed by greater fiscal stimulus.
We believe that this year, the banking and economic environment, are going to be conditioned by the pandemic's evolution, the speed of vaccination and the withdrawal of public sector aids to families and businesses. The ending of financial support measures and payment holidays will drive an increase in delinquency rates, which will depend on the level of economic normalization and will affect economic sectors unevenly, having a greater impact in those that suffered greater permanent impacts.
In general, the banking sector is in a stronger position to face this NPL increase than in previous crises, as demonstrated in the stress tests carried out by agencies such as the International Monetary Fund. However, difficulties cannot be ruled out in some entities, in both mature and developing banking systems.
In an environment of very low rates and business growth, digitalization and pressure on profitability will continue to boost banking consolidation, especially in the more fragmented systems, as well as adjustments to improve efficiency.

Annual report 2020	Contents
àFinancial regulation

In 2021, financial and prudential regulation will continue to reflect the materialization of various multi-year initiatives in the area of solvency and resolution, combined with the measures that authorities will continue to take or maintain in force to manage the difficult effects of the pandemic.
Supervisors and regulators believe policy response should be adapted to the specific needs of this new phase. They also consider that banks must face medium-term challenges, particularly their low profitability at both the European and national level. In its 2020 transparency report, the European Banking Authority (EBA) concluded that banks' capital and liquidity positions are solid but warned of asset quality performance and structurally low profitability.
The European Central Bank itself emphasised that uncertainty surrounding the evolution of the pandemic and vaccine distribution remains high. It extended the relaxation of eligibility criteria adopted in April 2020 until June 2022 to ensure all banks in all countries can obtain the necessary liquidity to provide credit to all sectors of the economy.
The ECB has also extended the range of Eurosystem eligible marketable assets with the decision to accept bonds with coupon structures linked to certain sustainability objectives as collateral from 1 January 2021. This demonstrates the Eurosystem’s support for innovation in the area of sustainable finance.
Regarding the regulation of own funds requirements, the Capital Requirements Regulation (CRR2) is expected to come into force in general during 2021, including most of the points that were not yet in place in 2019 and 2020. The Commission’s proposal for CRR3 is expected to be adopted in 2021. This milestone marks the end of the implementation of the Basel framework in Europe, which, amongst other things, significantly modifies the credit risk framework. A CRR fix quick fix relating to the securitizations framework will enter into force at the beginning of the year, which would include the STS (simple, transparent and standardised) treatment for synthetic securitisations.

With regard to resolution legislation, the transposition of the Bank Recovery and Resolution Directive (BRRD 2) will be completed in 2021. In this regard, in response to covid-19, the Single Resolution Board has stated its intention to adopt a prospective approach to existing MREL requirements. It also stated that, for the 2020 resolution cycle, it considered the 2022-2024 transitional periods that were established in BRRD2.
In 2021, the following particularly relevant EBA guidelines will apply:
•The loan approval and monitoring guidelines (EBA/GL/2020/06) will apply from June 2021. This guide covers processes from governance to loan approvals, pricing for new transactions, collateral valuation (personal property and real estate) and monitoring and reporting frameworks.
•The guidelines on the application of the definition of default according to Article 178 of Regulation (EU) No 575/2013 are also of particular relevance. With effect from January 2021, guidelines state that institutions must include the EBA’s requirements in their internal procedures and IT.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The management priorities of the principal geographic areas for 2021 are set out below:

EUROPE
With the aim of accelerating transformation, increasing volumes and having a more efficient business model, the priorities for the region in 2021 are to:
•Transform how we manage our mass-market business, simplifying our value proposition and improving customer experience, through the creation of Regional Business Owners.
•Leverage our global businesses (SCIB and WM&I) and the connection with PagoNxt to accelerate profitable growth in the region.
•Accelerate our digital agenda, with a common mobile experience across the region.
•Deliver a significant share of the EUR 1 billion additional cost savings commitment for the next two years, transforming our operating model.
•Excel in risk management, maintaining and reinforcing our balance sheet strength.

In Spain, the covid-19 health crisis entailed significant changes in the macroeconomic and competitive environment. This required us to adapt our strategic priorities for the short- and medium-term:
•Continue to develop our distribution, operational and organizational model in order to reduce costs and accelerate progress in our digital transformation.
•Boost revenue by focusing on developing the corporate segment and moving towards a simple and complete offer for individuals, with continuous customer experience improvement. In addition, strengthen our leadership position in Private Banking and CIB.
•Adapt the risk management model and policies, strengthening the recovery management model and mitigating operational risks.
•Optimize the use of capital, focusing on value-added segments and higher profitability products.
•Foster a responsible banking culture across the organization.

Santander UK’s priorities remain largely unchanged, with a 2021 specific focus on managing margins and simplifying the business to improve efficiency and returns:
•Deliver growth through customer loyalty and outstanding customer experience.
•Simplify and digitalize the business.
•Engage, motivate and develop a talented and diverse team.
•Be a responsible and sustainable business.

In Portugal, the priorities for the year are to:
•Further the digital and commercial transformation, to make it simpler, more agile and closer to customers.
•Grow organically in terms of profitable market share, improving our lending leadership position and leveraging our position in the corporate and, especially, the SME segments.
•Improve efficiency backed by our digital capabilities to better serve our customers.
•Maintain an appropriate risk policy, with improved monitoring, to maintain a low cost of credit.
•Maintain a strong capital and liquidity position in the current economic environment.

In Poland our strategy focuses on five key initiatives:
•Simplify the structure, based on the One Purpose - One Process approach of One Santander.
•Improve customer satisfaction to be among the Top 3 in NPS.
•Increase profitability through effective net interest income management, higher fee income and cost control.
•Progress in the responsible banking agenda.
•Strengthen our employees' skills to support the transformation of Santander Bank Polska.

Annual report 2020	Contents

NORTH AMERICA
While focusing on further developing the USMX trade corridor, the priorities in the region will be to:
•Boost the execution of our regional collaboration strategy, increasing our common value proposition and profitability, while we continue to leverage our global presence.
•Consolidate regional IT under a single leadership.
•Continue to reduce duplications in the operating model, platform and architecture.
•Optimize expenses, in part through third party cost optimization.
•Continue to boost our remittance service to drive new customer acquisition.

In the US, management will remain focused on improving profitability by:
•Digital and branch transformation initiatives to improve customer experience and the profitability of consumer banking business.
•Continuing to leverage our auto finance capabilities and the interconnectivity of our CIB and Wealth Management businesses.
•Adapting the business strategy to mitigate revenue impact from lower rates.
•Cost management to continue improving efficiency.

In Mexico, we developed a strategic agenda with the aim of becoming the best bank for our customers, with the following goals:
•To become the leading bank in terms of customer experience, leveraging new tools and process improvement.
•Make headway in our transformation, adapting to new customers' needs and habits arising from the pandemic.
•Maintain strong growth rates in loyal customers through initiatives to attract payrolls and high-value collectives, as well as increase presence in high-potential businesses.
•Strengthen our corporate business to maintain our position as market leaders in value-added products.
•Accelerate technological transformation and digitalization, by implementing a multi-year plan that will increase our capabilities to improve the operating model, IT performance and information security.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

SOUTH AMERICA
The Group’s priorities in the region are to:
•Accelerate profitable growth, with a strategy that seeks to boost conectivity across South America through regional projects.
•Continue to progress in digital transformation through the development of digital platforms and a more efficient model.
•Maintain the strong growth of loyal and digital customers.
•Conduct strict risk controls regarding the impact of covid-19.

Santander Brasil's management priorities for 2021 are to:
•Anticipate trends through our capacity to capture business opportunities in different potential scenarios.
•Increase our customer base maximizing transactionality across our new businesses while we improve and redefine the banking experience.
•Grow the high credit quality portfolio, mainly in secured products, through the expansion of the core business and the consolidation of new businesses.
•Improve operational efficiency, enhancing the high productivity culture.
•Maintain profitability levels by adapting and innovating rapidly in the current environment.

Santander Chile's strategy will focus on:
•Maintaining our leadership position in local banking in an increasingly dynamic economic environment.
•Continuing to progress in our technological developments in order to improve efficiency.
•The expansion of our digital platforms such as Life and Superdigital, improving our customer service indicators, and increasing the number of loyal and digital customers.

In Argentina, the strategy will focus on:
•Increasing our customer base, and loyalty and ensuring the best customer service.
•Further developing new businesses.
•Continuing our process of efficiency and simplification through digital transformation.
•Boosting profitable growth, focusing on the transactional business and optimizing the use of capital.

In Uruguay, the priorities for 2021 are to:
•Continue to invest in technology and process automation to further improve efficiency.
•Accelerate digitalization.
•Continue to increase our presence and market share.
•Combine and coordinate the implementation of local and regional projects.

In the Andean region, strategy will focus on:

•In Peru, increasing Corporate Finance's activity, continuing to boost advisory services in investment banking, corporate issuances and public infrastructures,and expanding our auto and consumer finance entity by widening our product range, improving distribution channels and diversifying funding sources while we maintain customer satisfaction.
•In Colombia, implementing different regional initiatives such as Cockpit and Pioneer, in line with the strategy of One Santander. •Launch of Prospera and Superdigital

Annual report 2020	Contents

DIGITAL CONSUMER BANK

The main priorities for 2021 are to:
•Secure leadership by focusing on growth and transformation to achieve our aim of building a global digital consumer lending business:
–Strengthen Auto leadership and gain leadership in consumer lending, by leveraging the global insurance model and expanding into new markets.
–Transformation driven by simplification, redefinition of our distribution model, streamlining IT (leveraging Openbank’s platform) and increased automatization.
•Help our partners with digitalization and transformation, proactively manage brand agreements and develop digital projects in all business lines.
•Execute the strategic operations initiated in 2020 (Sixt Leasing in Auto, the joint consumer finance operation with Telecom Italia Mobile and Openbank expansion to Argentina) to maintain high profitability and best-in-class efficiency.
•Accelerate combined business digitalization to drive sustainable long-term growth, especially following a sustained period of rapid growth in digital channel use during the pandemic.
•Define and begin executing the path to convert creditors into full customers taking advantage of SCF’s lead generation power and Openbank’s digital retail banking platform.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

SECONDARY SEGMENTS

In 2021, we will continue to focus on:
•Expanding our content and product offerings to continue to become our clients' strategic advisors, while accelerating the digitalization of our businesses.
•Developing a powerful ESG platform to support our clients in their transition towards more sustainable business models.
•Creating a pan-European platform with the aim of becoming the benchmark wholesale bank in the region and offering a more differentiated service to our clients.
•Accelerating business growth in the US under a robust control environment by exploring new business opportunities.
•Consolidate our leadership position in South America, strengthening our franchises in Peru and Colombia.

In 2021, the key management drivers will be:
•In Private Banking, we want to continue to strengthen the leadership of our global platform All Access, following the 34% increase in cross-country volumes in 2020. To this end, we will complete our value proposition in all Private Banking countries, particularly in advisory services, alternative products and the Future Wealth investment platform, our joint initiative with SAM. We will also continue to drive Private Wealth, our business for high net worth clients.
•In Santander Asset Management, we will continue to develop value-added products through our global and open product platform, also boosting the institutional business and strengthening our alternative product offering. We will continue with Santander GO's open architecture strategy, which has already reached more than EUR 2 billion, and once our ESG strategy has been developed, we will continue to promote the sustainable range in which we are experiencing very significant demand. On the other hand, we will continue to expand our GMAS systematic investment team and consolidate our presence in two hubs, one in Europe and the other in Latin America.
•In insurance, we have the opportunity to continue to increase penetration in our customer base. With 20 million clients and around 30 million insurance policies, we believe we have high growth potential in non-credit related business, such as auto, SMEs, as well as more traditional segments. In pensions, we have also made headways in several countries, where macroeconomic trends foresee significant growth.
•The digital transformation of our business, with investments in digital platforms and developments such as online and mobile private banking.

In 2021, PagoNxt will expand its product offering and global platforms, leveraging the group's scale and reaching out to new customers. The main priorities by business are as follows:
•In global merchant solutions, Getnet will focus on enhancing our global acquiring platform, leveraging the Wirecard asset acquisition, and on expanding the platform into new countries in Latin America and Europe.
•In global trade solutions, the priorities are to connect the OneTrade platform to serve additional Santander customers covering our entire footprint, deploy new core functionalities on a quarterly basis, and reach customers beyond our current base.
•In global consumer solutions, Superdigital will continue to promote financial inclusion, focusing on rolling out the global multi-country platform in all our footprint in Latin America, and launching additional banking services on the platform. Pago FX will continue to improve its simple, low cost and secure international payment solution, rolling it out in new countries.

Annual report 2020	Contents
8. Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
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
The APMs and non-IFRS measures we use in this document can be categorised as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed at the end of section 3.2 'Results' of this chapter.
In addition, the results by business areas in section 4 'Financial information by segment' are presented only on an underlying basis in accordance with IFRS 8. The use of this information by the Group’s Governance bodies and reconciled on an aggregate basis to our IFRS consolidated results can be found in note 51.c to our consolidated financial statements.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric
RoE	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the Bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity A (excl. minority interests)
Underlying RoE	Underlying attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank excluding results from operations outside the ordinary course of our business.
Average stockholders’ equity A (excl. minority interests)
RoTE	Attributable profit to the parent B	This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the Bank less intangible assets.
(Return on Tangible Equity)	Average stockholders’ equity A (excl. minority interests)
Underlying RoTE	Underlying attributable profit to the parent	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from operations outside the ordinary course of our business.
Average stockholders’ equity A (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the Bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of our business. It is an indicator that reflects the efficiency of the Bank’s total assets in generating profit over a given period.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the Group’s risk weighted assets.
(Return on Risk Weighted Assets)	Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of our business) to the Group’s risk weighted assets.
Average risk weighted assets
RoRAC	Underlying consolidated profit	This is the return on economic capital required internally (necessary to support all risks inherent in our activity).
(Return on Risk-Adjusted Capital)	Average economic capital
Economic Value Added	Underlying consolidated profit – (average economic capital x cost of capital)	Economic value added is the profit generated in excess of the cost of economic capital employed. This measures risk adjusted returns in absolute terms, complementing the RoRAC approach.
Efficiency	Operating expenses C	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the Bank’s operating income.
(Cost-to-income)	Total income
A.    Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.
B.    Excluding the adjustment to the valuation of goodwill.
C.     Operating expenses = Administrative expenses + amortizations.

Annual report 2020	Contents

Profitability and efficiency A B (EUR million and %)	2020	2019	2018
RoE	-9.80%	6.62%	8.21%
Attributable profit to the parent	-8,771	6,515	7,810
Average stockholders' equity (excluding minority interests)	89,459	98,457	95,071

Underlying RoE	5.68%	8.38%	8.48%
Attributable profit to the parent	-8,771	6,515	7,810
(-) Net capital gains and provisions	-13,852	-1,737	-254
Underlying attributable profit to the parent	5,081	8,252	8,064
Average stockholders' equity (excluding minority interests)	89,459	98,457	95,071

RoTE	1.95%	11.44%	11.63%
Attributable profit to the parent	-8,771	6,515	7,810
(-) Goodwill impairment	-10,100	-1,491	46
Attributable profit to the parent (excluding goodwill impairment)	1,329	8,006	7,764
Average stockholders' equity (excluding minority interests)	89,459	98,457	95,071
(-) Average intangible assets	21,153	28,484	28,331
Average stockholders' equity (excl. minority interests) - intangible assets	68,306	69,973	66,740

Underlying RoTE	7.44%	11.79%	12.08%
Attributable profit to the parent	-8,771	6,515	7,810
(-) Net capital gains and provisions	-13,852	-1,737	-254
Underlying attributable profit to the parent	5,081	8,252	8,064
Average stockholders' equity (excl. minority interests) - intangible assets	68,306	69,973	66,740

RoA	-0.50%	0.54%	0.64%
Consolidated profit	-7,708	8,116	9,315
Average total assets	1,537,552	1,508,167	1,442,861

Underlying RoA	0.40%	0.65%	0.66%
Consolidated profit	-7,708	8,116	9,315
(-) Net capital gains and provisions	-13,866	-1,710	-231
Underlying consolidated profit	6,158	9,826	9,546
Average total assets	1,537,552	1,508,167	1,442,861

RoRWA	-1.33%	1.33%	1.55%
Consolidated profit	-7,708	8,116	9,315
Average risk weighted assets	578,517	609,170	598,741

Underlying RoRWA	1.06%	1.61%	1.59%
Consolidated profit	-7,708	8,116	9,315
(-) Net capital gains and provisions	-13,866	-1,710	-231
Underlying consolidated profit	6,158	9,826	9,546
Average risk weighted assets	578,517	609,170	598,741

RoRAC	8.51%	12.91%	12.60%
Consolidated profit	-7,708	8,116	9,315
(-) Net capital gains and provisions	-13,866	-1,710	-231
Underlying consolidated profit	6,158	9,826	9,546
Average economic capital	72,389	76,105	75,755

Economic value added	-2,529	3,509	2,835
Underlying consolidated profit	6,158	9,826	9,546
(-) Average economic capital x cost of capital	-8,687	-6,317	-6,711
Average economic capital	72,389	76,105	75,755
Cost of capital	12.00%	8.30%	8.86%

Efficiency ratio	47.0%	47.0%	47.0%
Underlying operating expenses	20,967	23,280	22,779
Operating expenses	21,130	23,280	22,779
Net capital gains and provisions impact in operating expenses C	-163	—	—
Underlying total income	44,600	49,494	48,424
Total income	44,279	49,229	48,424
Net capital gains and provisions impact in total income C	321	265	—
A. Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 13 months (from December to December).
B. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
C. Following the adjustments in note 51.c to the consolidated financial statements.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Efficiency ratio by business area (EUR million and %)
	2020			2019
	%	Total income	Operating expenses	%	Total income	Operating expenses
EUROPE	52.4	19,693	10,314	52.6	21,001	11,044
Spain	53.2	6,782	3,607	53.6	7,506	4,021
Santander Consumer Finance	42.3	4,685	1,981	43.3	4,710	2,038
United Kingdom	60.9	4,339	2,642	60.0	4,727	2,835
Portugal	45.5	1,296	590	45.3	1,375	623
Poland	41.3	1,524	629	40.4	1,717	693
NORTH AMERICA	42.1	11,011	4,631	42.8	11,604	4,968
US	41.8	7,360	3,079	43.3	7,605	3,297
Mexico	42.5	3,651	1,552	41.8	3,998	1,671
SOUTH AMERICA	35.8	14,845	5,312	36.1	18,425	6,656
Brazil	32.6	10,866	3,541	33.0	13,951	4,606
Chile	39.8	2,263	900	40.6	2,539	1,031
Argentina	56.0	1,128	632	57.9	1,316	762

Underlying RoTE by business area (EUR million and %)
	2020			2019
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
EUROPE	5.48	2,656	48,424	10.00	4,878	48,794
Spain	3.30	517	15,674	10.48	1,585	15,124
Santander Consumer Finance	12.52	1,085	8,663	15.26	1,314	8,611
United Kingdom	3.85	530	13,755	7.28	1,077	14,795
Portugal	8.73	338	3,875	12.80	525	4,101
Poland	5.05	162	3,204	11.23	349	3,104
NORTH AMERICA	7.12	1,492	20,971	8.52	1,667	19,556
US	4.66	731	15,690	4.78	717	14,997
Mexico	14.38	762	5,298	20.61	950	4,607
SOUTH AMERICA	18.07	2,927	16,198	20.58	3,924	19,065
Brazil	19.16	2,113	11,027	21.16	2,939	13,888
Chile	13.19	432	3,278	18.08	630	3,485
Argentina	26.24	179	681	22.20	144	647

Annual report 2020	Contents
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk A
Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.
Non-performing loans and advances to customers, customer guarantees and customer commitments granted
Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
A.    Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk (EUR million and %)	2020	2019	2018
NPL ratio	3.21%	3.32%	3.73%
Non-performing loans and advances to customers, customer guarantees and customer commitments granted	31,767	33,799	35,692
Total risk	989,456	1,016,507	958,153

Coverage ratio	76%	68%	67%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,272	22,965	24,061
Non-performing loans and advances to customers customer guarantees and customer commitments granted	31,767	33,799	35,692

Cost of credit	1.28%	1.00%	1.00%
Underlying allowances for loan-loss provisions over the last 12 months	12,173	9,321	8,873
Allowances for loan-loss provisions over the last 12 months	12,431	9,321	8,873
Net capital gains and provisions impact in allowances for loan-loss provisions	-258	—	—
Average loans and advances to customers over the last 12 months	952,358	935,488	887,028

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

NPL ratio by business areas (EUR million and %)
	2020			2019
	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non-performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
EUROPE	3.15	22,792	722,429	3.25	23,519	722,661
Spain	6.23	13,796	221,341	6.94	14,824	213,668
Santander Consumer Finance	2.36	2,455	104,032	2.30	2,416	105,048
United Kingdom	1.21	3,202	263,671	1.01	2,786	275,941
Portugal	3.89	1,584	40,693	4.83	1,834	37,978
Poland	4.74	1,496	31,578	4.31	1,447	33,566
NORTH AMERICA	2.23	2,938	131,611	2.20	3,165	143,839
US	2.04	2,025	99,135	2.20	2,331	105,792
Mexico	2.81	913	32,476	2.19	834	38,047
SOUTH AMERICA	4.39	5,688	129,575	4.86	6,972	143,428
Brazil	4.59	3,429	74,712	5.32	4,727	88,893
Chile	4.79	2,051	42,826	4.64	1,947	42,000
Argentina	2.11	93	4,418	3.39	171	5,044

Coverage ratio by business areas (EUR million and %)
	2020			2019
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers customer guarantees and customer commitments granted
EUROPE	57.3	13,056	22,792	49.8	11,714	23,519
Spain	47.1	6,495	13,796	41.1	6,098	14,824
Santander Consumer Finance	111.0	2,726	2,455	106.1	2,563	2,416
United Kingdom	47.9	1,535	3,202	36.5	1,018	2,786
Portugal	66.5	1,053	1,584	52.8	969	1,834
Poland	70.7	1,058	1,496	66.8	967	1,447
NORTH AMERICA	182.5	5,363	2,938	153.0	4,842	3,165
US	210.4	4,261	2,025	161.8	3,773	2,331
Mexico	120.8	1,103	913	128.3	1,069	834
SOUTH AMERICA	97.4	5,540	5,688	88.4	6,164	6,972
Brazil	113.2	3,880	3,429	99.8	4,717	4,727
Chile	61.4	1,260	2,051	56.0	1,090	1,947
Argentina	275.1	257	93	124.0	212	171

Annual report 2020	Contents
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

Ratio	Formula	Relevance of the metric
TNAV per share (Tangible net asset value per share)	Tangible book value A	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
Number of shares excluding treasury stock
Price / tangible book value per share (X)	Share price	Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share
LtD (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the Bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.
Customer deposits
Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.
PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + Fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to Group’s profits
A    Tangible book value = Stockholders’ equity - intangible assets.

Other indicators (EUR million and %)	2020	2019	2018
TNAV (tangible book value) per share B	3.79	4.18	4.01
Tangible book value	65,568	72,384	67,912
Number of shares excl. treasury stock (million) B	17,312	17,332	16,930

Price / tangible book value per share (X)	0.67	0.86	0.95
Share price (euros) B	2.538	3.575	3.807
TNAV (tangible book value) per share B	3.79	4.18	4.01

Loan-to-deposit ratio	108%	114%	113%
Net loans and advances to customers	916,199	942,218	882,921
Customer deposits	849,310	824,365	780,496

PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	2,145	2,179
Profit after taxes	909	889
Net fee income net of tax	1,236	1,289
B. 2018 and 2019 data adjusted for the capital increase in December 2020.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
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
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2020 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on section 1 'Economic, regulatory and competitive context' of this chapter.

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
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of 2020 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on section 1 'Economic, regulatory and competitive context'.

Annual report 2020	Contents
Risk management
and compliance

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Annual report 2020	Contents
1. Risk management and
compliance overview
Santander’s Risk Management and Compliance function is key to making sure we remain a robust, safe and sustainable bank that helps people and businesses prosper

In 2020, our priority was safeguarding the health and interests of our stakeholders and mitigating the economic and financial impact of the covid-19 crisis.

Santander supported 6 million customers across our markets by providing liquidity, credit facilities and payment deferrals through government and internal programmes aimed to relieve the economic consequences of the pandemic.

Santander’s risk management, compliance and control model contributes to sustainable growth, the conservation of the environment and the protection of human rights.
1.1 Executive summary and 2020 highlights
This section provides an overview of Santander’s risk management and risk profile in 2020 based on key risk factors, indicators and developments.
More details on each factor and our analysis of top and emerging risks can be found in the sections of this chapter using the links provided.

Credit Risk	Section 3
Our strong risk culture, a proven track record in crisis management and diversification make us more resilient.

[5]
Total risk by region[6]

Europe N. America S. America 73% 13% 13%
Total risk by segment

Individuals Companies SCIB 55% 29% 16%

In a complex environment, impact on credit quality indicators was limited, owing to good performance of customer relief programmes and collections and recoveries planning.
Non-performing Loans
Loan growth in constant euros and customer support programmes drove the rate down.

3.32%
2019
▼ 3.21%
2020
Cost of credit7
Cost of credit improved on estimates made at the beginning of the pandemic.

1.00%
2019
▲ 1.28%
2020
5 Includes gross lending to customers, guarantees and documentary credits.
6 Others' not included represent 1% (Santander Global Platform and Corporate Centre).
7 Cost of credit is the ratio of 12-month loan-loss provisions to average lending on the same period.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Market, structural and liquidity risk	Section 4

Low market risk: SCIB’s trading is mainly interest-rate driven and focused on serving clients’ needs.	▲168%	Ample short-term Group liquidity ratio (LCR) +21 pp in 2020
2020 Avg. Value at Risk (VaR)
EUR million
Santander maintained a comfortable liquidity position. Ratios remained well above regulatory limits, thanks to customer deposits and robust, diversified buffers.

Our balance sheet kept its prudent structure and mitigated the potential effect of changing interest rates on net interest income and equity.
VaR was stable despite market volatility in Q1’20 caused by the covid-19 pandemic.

Capital risk	Section 5

RWA by risk type[8]			RWA by region[9]
Credit risk, which is our core business, stands out among RWA.			Diversified and balanced distribution.
		Operational 10%	EUR 605bn
2019 57% 19% 22%
		Market 3%	Europe N.America S. America
Credit 87%[10]			EUR 563bn
2020 59% 18% 20%
CET1 phased-in 2020[11]	▲12.34%
11.65			The CET1 ratio increased due to strong organic capital generation based on underlying profits and efficient RWA management.
2019	▲69 bps in 2020, placing CET1 above our 11-12% target
12.34			The strength of our diversified retail banking business model is demonstrated by our positive performance in all 7 regulatory stress tests performed since 2008.
2020
RoRAC[12]
Europe	11%	▼8.5%	RoRAC allows to compare the return on loans, customers, portfolios and businesses on a like-for-like basis, helping to identify those that obtain a risk-adjusted return above the cost of capital.
N. America	15%	▼4 pp in 2020
S. America	26%
2020
8 Risk weighted assets.
9 'Others' not included, represent 3% (Santander Global Platform & Corporate Centre).
10 Includes counterparty risk, securitizations and amounts below deduction thresholds.
11 Phased-in IFRS 9 ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis of the Capital Requirements Regulation (CRR), and subsequent amendments introduced by the Regulation (EU) 2020/873 (known as the "CRR Quick Fix").
12 The Group’s total RoRAC includes the operative units, the Corporate Centre and SGP, reflecting the Group's economic capital and its return.

Annual report 2020	Contents

Operational risk	Section 6

Our operational risk profile remained stable despite the current backdrop. To reinforce controls, we focused on:

Effective operational risk management	Successful deployment of business continuity plans.	Customer service	Availability and performance, especially in online banking and at call centres.
	New operating guidelines in all our subsidiaries.		Processing of new loans granted through customer support programmes.

Cyber and data security plans	Cyber threats and risks stemming from increased remote working.	Fraud management	Reinforced fraud control (data protection, patching, browsing control).
	Stronger detection, response and protection mechanisms.		Monitoring as a fundamental preventive measure.

Operational losses by Basel category
2020
	Customers 65%	Damage to physical assets	External fraud	Processes & systems	Employees 1%	Internal fraud
		1%	21%	11%		1%

Compliance and conduct risk	Section 7

Initiatives in 2020:

•Compliance & Conduct worked to be part of the solution to the crisis. With special focus on customers facing hardship, it implemented and monitored measures relating to covid-19 relief programmes.
•Our core subsidiaries applied the common standards of the single channel model called Canal Abierto.

•One FCC, our strategic transformation plan that includes homogenous sanctions controls (embargoes or restrictions on international activity).
•We revised our policies on data protection. Our subsidiaries applied new guidelines and operating criteria according to supervisory guidance.

Model risk	Section 8

•Our strategic Model Risk Management plan, MRM 2.0, made further progress. We accomplished two objectives: better internal model management and compliance with supervisory expectations.	•Further digitalization enhanced real-time decision-making.

Strategic risk	Section 9

•In 2020, our focus was the uncertain economic outlook brought on by covid-19, which acted as a catalyst for previously identified risks.
•The main tasks we carried out were challenging strategic plans, identifying and monitoring top risks, assessing and validating new products and coordinating the risk assessment of corporate development transactions.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Grupo Santander's risk profile could be affected by the macroeconomic environment, regulations and competition.
This financial information, prepared with the same Group-wide principles, aggregates figures for our various markets and business subsidiaries, based on accounting data and management system reporting.
The segments shown are differentiated by the geographical area where profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographical areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.
The notes to the consolidated financial statements contain additional information on Grupo Santander’s provisions, legal proceedings, taxes and other risks.

For additional information on segments, please see '4.1 Description of segments' of the Economic and financial review chapter.
1.2 2020 key achievements
We delivered simple, innovative processes that empowered our people to make better and faster decisions for our customers and created sustainable value for our shareholders.

Covid-19 crisis management

Unprecedented response: EUR 112bn in customer support measures	Continuous adapted reporting to the board and committees	Clearer segmentation to identify vulnerable industries/customers	Preparedness for collections and recoveries	Impact estimation under various scenarios to determine provision needs
Operational excellence

Our target operating model prepared us for a turn in the cycle with pre-approvals and early warnings	Digitalisation reduced time to yes and time to cash in core mortgage markets	Cybersecurity risk challenge and oversight helped monitor automation, data gathering and reporting	IT, cyber, third-party, internal control and fraud risk operating models were reinforced

Creating value

Capital accuracy strengthened key models according to ECB Model Simplification Plan	Capabilities improved to handle climate risk, one of our top risks	Our strategic One FCC and Conduct Risk transformation projects set common standards
New ways of working

One Santander: global models & data hub and SCIB hub	New regional CRO and leads: Europe, N. America and S. America	More efficient, integrated risk compliance processes	Our risk culture is key to managing the covid-19 crisis successfully

Annual report 2020	Contents

1.3 Santander's top and emerging risks
Our forward-looking risk management and control practices detect, examine and monitor threats to our strategic plan through regular analysis of top and emerging risks under various scenarios. The aim is to identify and understand relevant internal and external threats that could undermine our profitability, solvency and strategy.
Top risk detection is a bottom-up process. It considers risks in our subsidiaries and across Grupo Santander; these are identified in our first line of defence and then challenged by the second line of defence. We also use those risks as inputs for idiosyncratic scenarios in our ICAAP, ILAAP and the Group’s recovery plan.
The pandemic caused an unprecedented downturn in the global economy while accelerating changes long underway. It acted as a catalyst for previously identified threats (detailed below), whose severity varies with the duration and shape of our recovery scenarios. It is already changing market dynamics and consumer behaviours, and accelerating the digitalization of the economy.
Our top management monitors and takes mitigating actions against major strategic risks such as:
A longer and more severe (“L” shaped) economic recession: the worldwide spread of the coronavirus and the measures taken to contain it brought on an economic downturn unlike any other. If the pandemic grows more intense, it may lead to a deeper, more protracted economic recession, political instability and global protectionism in core markets. Particularly, in the eurozone, under persistently low interest rates and potential tensions on trade and financial relations with the UK after Brexit, as well as in Latin American markets, also affected by uncertainty.
Balanced diversification between mature and developing markets and our product mix make Santander resilient to macroeconomic risks. Several mitigating actions we took this year helped reduce the severity of our exposure. These include:
•Robust risk policies, procedures and proactive risk management, which keep our risk profile within the parameters of our risk appetite statement. Amid the pandemic, Grupo Santander shared with subsidiaries guidelines on treating affected assets, credit risks models, loan moratoria and other topics. This promoted the exchange of best practices and proved to be key in managing the crisis.
•Strengthened disciplined risk management and recovery and collection plans.
•Frequent follow-up meetings to monitor the liquidity risk profile, contingency plans and commercial, market and macroeconomic dynamics.
•Continuous monitoring of the political and social situation in countries where we hold material exposures. Where necessary, we adjusted limits and exposures to our risk appetite.
Regulatory capital requirements: Despite the temporary flexibility of central banks and regulatory bodies to aid the financial system, we remain mindful of risks stemming from ever intense requirements of new Basel IV guidelines and the Targeted Reviews on Internal Models (TRIM).
Our key mitigating actions were:
•Risk contribution to capital optimization: models enhancement and management, market and operational risk initiatives, and Credit Valuation Adjustment (CVA) improvement.
•Managing capital to offset the effects of covid-19.
•Adapting risk models to upcoming regulatory requirements.
Greater cyber-risk exposure: The new environment, with more people working remotely as a consequence of covid-19, heightens exposure to cyberattacks, phishing and malware. Espionage, data leaks, system failures and other digital risks are gaining importance in finance, much less the entire economy.
Our key mitigating actions were:
•Expanding Global Cybersecurity alerts and monitoring to prevent attacks.
•Making defence capabilities more agile, sustainable and risk-based to further standardize and strengthen internal defences, controls and insider threat protections.
Digital transformation and new competitive environment: In this new environment spurred on by covid-19, competition from existing players and new entrants increased, redefining business, customer experience and market expectations and accelerating the digitalization of companies. Regulation plays a key role, and can sometimes create asymmetries between new and traditional competitors.
Our key mitigating actions were:
•Digitalising the bank to become a global platform. This has become paramount in this environment, and our partnerships and joint ventures are playing an important role in our transformation.
•Prioritizing e-commerce lending, SMEs initiatives, collections reinforcement and other projects to mitigate the effects of covid-19.
•Continuously embedding a group-wide culture of rapid experimentation, sharing best practises and business solutions.
Risks related to climate change: The initiatives governments, international organizations, supervisors and regulators are launching to assess the impact of climate change on the financial sector demand greater transparency and reporting of the risks it might pose to banks performance, resilience and business strategies. Proactive climate risk management is vital so banks can identify, and respond to, risks in a timely manner.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Climate-related risks fall into two categories: (1) risks relating to the transition to a low-carbon economy and (2) risks from the physical impacts of climate change.
In an interconnected world where global problems demand global solutions, the pandemic highlighted the importance of coordination and cooperation to combat the health crisis and its economic consequences and therefore, the need to address climate change risks under that approach to avoid its potential consequences.
Our key mitigating actions were:
•Direct involvement of our top management through the established governance.
•A climate project jointly led by Responsible Banking, SCIB and Risk to develop risk measurement methodologies, climate related metrics, strategy, policies and products. The project also progresses in implementing the recommendations of the Task Force for Climate-related Financial Disclosures, the European Central Bank and other authorities on climate-related and environmental
•Continue disclosing our progress in integrating climate initiatives into our processes and policies.
•Working together with customers to support them in their transition to reduce carbon emissions. Supporting inclusive, sustainable growth and the transition to a low-carbon economy by financing renewable energy and smart infrastructures, always mindful of social and environmental risks and rewards.
•Taking an active role in international forums and working groups to promote the energy transition scheme, including the United Nations Environment Programme Finance Initiative (UNEP FI) pilot to develop scenarios, models and metrics to assess climate-related risks and opportunities in the future.
Additionally, we identified "game changers" that could shape our long-term strategy and transformation plan, such as: asymmetry on natural resource availability, new consumer behaviours, the changing geopolitical landscape, political fragmentation, social and demographic changes, legal loopholes and others.

Annual report 2020	Contents
2. Risk management
and control model
Our risk management and control model is underpinned by common principles, a strong risk culture, a solid governance structure and advanced risk management processes and tools

2.1 Risk principles and culture
Our risk principles below are compulsory. They comply with regulatory requirements and are inspired by best market practices:
1.All employees are risk managers. Employees must understand the risks inherent in their jobs, avoiding them wherever the impact is unknown or exceeds our risk appetite.
2.Engagement of top management, who must act and communicate to manage risks consistently, supervise our risk culture and make sure we keep our risk profile within our risk appetite.
3.Independent risk management and control functions, consistent with our model of three lines of defence, which is further explained in section 2.3 'Risk and Compliance governance' of this chapter.
4.A forward-looking, comprehensive approach to risk management and control for all businesses and risk types.
5.Detailed, timely information to detect, assess, manage and report risks to the appropriate level of management.
Grupo Santander’s holistic control structure stands on these principles, plus a series of strategic tools and procedures embedded in our risk appetite statement, such as: our risk profile assessment, scenario analysis, our risk reporting structure and the annual planning and budget process.
Risk culture - Risk Pro
Our strong risk culture, called Risk Pro, is based on the principle that all employees are risk managers. It is part of The Santander Way and covers all risks to promote socially responsible management that supports long-term sustainability.

More details available in the 'Risk pro: our risk culture' section of the Responsible Banking chapter.
2.2 Risk factors
Grupo Santander's classification of risks ensures effective risk management, control and reporting. Our risk framework distinguishes these key risk types:

1
Credit risk relates to financial loss arising from the default or credit quality deterioration of a customer or counterparty, to which Santander has directly provided credit or assumed a contractual obligation.

2	Market risk results from changes in interest rates, exchange rates, equities, commodities and other market factors, and from their effect on profits or capital.

3	Liquidity risk occurs if liquid financial resources are not enough to meet due obligations or can only be obtained at a high cost.

4
Structural risk relates to the changing value or margin of assets or liabilities in the banking book owing to changes in market factors and balance sheet behaviour. It includes risks from insurance, pension activities or an inadequate quantity or quality of capital to fulfil internal business objectives, regulatory requirements or market expectations.

5	Operational risk is the possibility of losses from inadequate or failed internal processes, people and systems, or from external events. It includes legal risk and conduct risk.

6	Regulatory compliance risk is the risk of not fulfilling legal and regulatory requirements and supervisors’ expectations, and may lead to fines, financial penalties or other sanctions.

7	Model risk involves potential losses resulting from inaccurate predictions that lead to sub-optimal decision-making, or from a misuse or inadequate implementation of a model.

8	Reputational risk consists of potential losses from damage to its reputation amongst employees, customers, shareholders/investors and the wider community.

9
Strategic risk relates to losses or damage to the medium- and long-term interests of key stakeholders owing to strategic decision-making, poor execution of strategy or failure to adapt to external developments.

We also consider environmental and climate-related risk drivers (whether physical or transition-led) as factors that could impact the exiting risks in the medium and long-term.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
2.3 Risk and Compliance governance
Grupo Santander’s robust risk and compliance governance structure allows us to conduct effective oversight in line with our risk appetite. It stands on three lines of defence, a structure of committees and strong Group-subsidiary relations, guided by our risk culture, Risk Pro.
Lines of defence
Our model of three lines of defence effectively manages and controls risks:

First line	Second line	Third line

Businesses and functions that originate risks make up the first line of defence, which identifies, measures, controls, monitors and reports risks. It adheres to all risk management policies and procedures, making sure risks fit within risk appetite and other limits.

The Risk and Compliance & Conduct functions form the second line of defence to provide independent oversight and challenge to risk management decisions from the first line. The second line of defence ensures risks are managed according to risk appetite, strenghtening our risk culture across Grupo Santander.

The Internal Audit function is independent to assure senior management about the quality and effectiveness of internal controls, risk management. governance and systems, helping to safeguard our value, solvency and reputation.

The Risk, Compliance & Conduct and Internal Audit functions are separate and independent. Each has its own direct access to the board of directors and its committees.

Risk and Compliance committees structure
The board of directors' duties include risk and compliance management and control. It regularly revises and approves risk appetite and frameworks, strengthening and promoting our risk culture. In its duties, the board is supported by the risk supervision, regulation and compliance committee and the Grupo Santander executive committee.

For more details, see section 4.8 ‘Risk supervision, regulation and compliance committee activities in 2020’ of the chapter on Corporate governance.
The Group chief risk officer (Group CRO) is responsible for devising risk strategy, overseeing all risks, and challenging and advising business lines on their risk management.
The Group chief compliance officer (Group CCO) promotes the adherence to rules, supervisory requirements, principles of good conduct and values. This role determines the compliance and conduct strategy, and independently oversees and challenges the compliance and conduct risk management of the first line of defence.
Both the Group CRO and CCO have direct access, and report to, the risk supervision, regulation and compliance committee and the board of directors.
The executive risk, risk control and general compliance committees are also at the top of our risk and compliance governance, with authority delegated by the board of directors. Further detail is provided in the table below:

Annual report 2020	Contents

	Executive risk committee (ERC)	Risk control committee (RCC)	General compliance committee

Duties:	This committee is responsible for risk management duties delegated by the board, being authorized to accept, modify or scale those actions or transactions that may expose the entity to a relevant risk as well as the most significant models. It takes the highest-level risk-related decisions within the group’s risk appetite.	This committee is responsible for risk control and for providing a holistic view of all risks. It determines if the risks business lines are being managed according to risk appetite. It also identifies, monitors and evaluates the impact of current and emerging risks on the group's risk profile.	The committee is responsible for reviewing significant compliance and conduct risk events, and evaluating related measures. It devises and assesses corrective actions for compliance risks owing to shortcomings in management and control or new risks.

Chair:	CEO	Group CRO	Group CCO

Composition:	Nominated executive directors and other senior managers from the Risk, Finance and Compliance & Conduct functions (the Group CRO has veto power over committee resolutions).	Senior managers from the Risk, Compliance & Conduct, Finance, Accounting and Management Control functions (CRO from subsidiaries regularly report on their own risk profiles).	Senior managers from the Compliance & Conduct, Risk, Accounting and Management functions. The committee chair has a casting vote over committee resolutions.
Risk functions have forums and regular meetings to manage and control the risks under their scope. Their responsibilities include:
•Reporting to the Group CRO, Group CCO, the risk control committee and general compliance committee on risk management according to risk appetite.
•Monitoring each risk factor regularly.
•Overseeing measures to meet supervisor and auditor expectations.
Grupo Santander may set up additional governance for special cases:
•Amid the covid-19 pandemic, coordination and communication with our subsidiaries is essential to making sure our actions were effective, underpinned by written communication, meetings, reporting and enhanced governance. In early March, we implemented specific weekly reporting mechanisms so all units could provide detailed, standardized information.
We monitored the pandemic intensively through special situation forums such as the credit risk war room, in addition to our regular governance framework. Close coordination between our subsidiaries and Group-wide and local contingency plans (including scenario analysis) strengthened resources and governance. As the crisis developed, it became a multidisciplinary task force composed of members from relevant functions to steer units in managing credit risk with these special work streams in place: i) monitoring and reporting; ii) sectorial intelligence; iii) portfolio management; iv) credit strategy; v) regulatory assurance; vi) credit forecasting and vii) collections and recoveries.
•Furthermore, in view of Brexit, Grupo Santander and Santander UK set up steering committees and separate working groups to monitor the transition; develop contingency plans; and escalate and make decisions to minimise impact on our business and customers.
The Group’s relationship with its subsidiaries
Our subsidiaries’ risk and compliance management and control models are aligned with frameworks established by the group’s board of directors. Their own boards enforce them in consideration of local market conditions and regulations.
As part of the aggregate supervision function for all risks, Grupo Santander challenges and validates subsidiaries’ policies and transactions.This creates a common risk management and control model across the group.
In 2020, a new approach was taken in the relationship with our subsidiaries with the creation of three regions (Europe, North America and South America) and the appointment of three risk regional leaders.The aim is to enhance the identification of synergies under a common operating model and common platforms, leveraging the Group's global and regional scale, as well as simplifying processes and strengthening control mechanisms to support business growth while optimizing capital allocation and better serving our customers.
In this sense, each local CRO must regularly interact with, and report to, the risk regional leaders, the Group CRO and the Group CCO. Additionally, periodic follow-up meetings are held between the different risk areas and the local counterparts.
Furthermore, the Group CRO, the Group CCO, and Risk Regional Leaders take part in appointments, target setting

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
and local CRO evaluations and remuneration to make sure risks are appropriately controlled.
We undertook various initiatives to enhance the relationship between the Group and its subsidiaries and apply an advanced risk management model:
•It is worth highlighting, the close collaboration in relation to covid-19 to share best practices, experiences, provide support in scenario analysis, additional provision estimations, etc.
•Development of organizational structures, subsidiary benchmarks and a strategic vision of the Risk and Compliance function to promote the most advanced and efficient risk management infrastructures and practices.
•Cooperation to share best practices, strengthen processes and drive innovation for a quantitative impact.
•Identification of talent in the Risk and Compliance teams, encouraging international mobility through the global risk talent programme.
•Risk Subject Matter Experts to bring together a community of specialists.

For more details on our relationship with our subsidiaries, see section 7 ‘Group structure and internal governance’ of the chapter on Corporate Governance.
2.4 Risk management processes and tools
Grupo Santander has these effective risk management processes and tools:
Risk appetite and structure of limits
Risk appetite is the volume and type of risks deemed prudent to assume for our business strategy, even under unexpected circumstances. It considers adverse scenarios that could have a negative impact on capital and liquidity, profitability and/or the share price.
The board sets the group's risk appetite statement (RAS) every year. The boards of our subsidiaries also set their own risk appetites annually, in line with the consolidated Group-wide RAS. Each of those risk appetites cascades down into specific, detailed limits and policies based on risk type, portfolio and segment.

Group's RAS
RAS
Unit 1
RAS
Unit 2
RAS
Unit n
Risk limits & policies Unit 1
Risk limits & policies Unit 2
Risk limits & policies Unit n

Business model and risk appetite fundamentals
Grupo Santander's risk appetite is consistent with our risk culture and our unique business model built on customer focus, scale and diversification. At the core of our risk appetite are:
•a medium-low target risk profile that is predictable, centred on retail and commercial banking, internationally diversified operations and strong market share;
•stable, recurrent earnings and shareholder remuneration, sustained by sound capital, liquidity and sources of funding;
•self-run subsidiaries with their own sources of capital and liquidity and risk profiles that do not compromise Grupo Santander’s solvency;
•an independent risk function with active senior management that embeds a strong risk culture and drives a sustainable return on capital;
•a global, holistic view through extensive control and monitoring of risks, businesses and markets;
•a focus on products we know well;
•a conduct model that protects our customers;
•a remuneration policy that reconciles employees and executives' interests to risk appetite and long-term results.
Santander's risk appetite principles
The principles informing our risk appetite are:
•the board and senior management's responsibility for risk appetite.
•an enterprise-wide view, risk profile back-testing and challenge, using quantitative metrics and qualitative indicators.
•a forward-looking approach based on plausible assumptions and adverse/stress scenarios to reflect our desired risk profile in the short and medium term.
•strategic and business plans embedded in daily management by policies and limits.
•common standards aligning each subsidiary with Grupo Santander.

Annual report 2020	Contents
•regular reviews, regulatory requirements and best practices with mechanisms in place to keep the risk profile stable and mitigate non-compliance.
Limits structure, monitoring and control
Our risk appetite is expressed in qualitative terms and limits structured on these five core elements.

1	Earnings volatility The maximum loss Grupo Santander can tolerate in an acute stress scenario.

2	Solvency •The minimum capital position Grupo Santander can tolerate in an acute stress scenario. •The maximum leverage we can accept in an acute scenario.

3	Liquidity •Minimum structural liquidity position. •Minimum liquidity horizon Grupo Santander is willing to accept in an acute stress scenario. •Minimum liquidity coverage position.

4	Concentration •Concentration in single names, sectors and portfolios. •Concentration in non-investment grade counterparties. •Concentration in large exposures.

5	Non-financial risks •Maximum operational risk losses. •Maximum risk profile. •Non-financial risk indicators: ◦Fraud ◦Technological ◦Security and cyberrisk ◦Reputational ◦Others
While risk appetite limits are regularly monitored, specialized control functions report on risk profile and compliance with limits to the board and its committees every month.
Risk appetite limits cascade down to business units, risk types and portfolios. This makes risk appetite an effective tool for managing risks. Management policies and limits are directly based on the principles and limits in the risk appetite statement (see sections 3.2 ‘Credit risk management’, 4.2 ‘Market risk management’ and 4.4 ‘Structural balance sheet risk management’ of this chapter).
Key 2020 developments
Grupo Santander thoroughly reviewed the impact of covid-19 and the adequacy of our risk appetite to cope with the new environment. Risk appetite limits remained broadly unchanged despite extraordinarily challenging conditions. Management focused on enhancing control over market volatility, better representation and visibility of emerging risks such as cyber security and other non-financial risks.
Our risk appetite statement also strengthened our commitment to corporate social responsibility, the environment and the Paris Agreement's transition to a low-carbon and climate-resilient economy.
Risk profile assessment
In Grupo Santander we routinely identify risk types to systematically and objectively evaluate our risk profile. This helps address major threats to our business plan and strategic objectives.
Risk identification results inform our risk profile assessment (RPA), which involves all lines of defence. It reinforces our risk culture in analysing how risks evolve and identifying improvement areas. Our RPA methodology covers these areas:
•Risk performance, to understand residual risks by type with international standard and indicators.
•Control environment, to measure the target-operating model of our advanced risk management according to regulatory requirements and best market practices.
•Forward-looking, based on stress metrics and top risks to our strategic plan.
In 2020, we upgraded our control environment standards and reviewed risk performance metrics, focusing on strategic, compliance and conduct metrics. The inclusion of the "control score" in the non-financial risks control environment enabled us to better capture our risk profile.
Covid-19 had a negative impact on Grupo Santander's risk performance. In triggering all scenarios we consider (including those most severe), it led to a higher risk profile, driven by higher provisions and budgetary deviations with respect to profits. Non-financial risk profile remained stable, with operational losses below 2019 figures, and better liquidity performance.
The impact of covid-19 as a catalyst for relevant and emerging risks was also key in the deterioration of our risk profile in 2020. This deterioration has been contained by a solid control environment, especially in credit risk, driven by ATOMiC and collections and recovery preparation plans. All of this has allowed us to maintain our risk profile at a 'medium-low' level.

For more detail on Collections & Recoveries preparedness plans, please go to 3.2 'Credit risk management'.
Scenario analysis
The scenarios we analyse include macroeconomic and other variables that can affect our risk profile in those markets in which we operate. Scenario analysis is a useful tool for managing risks at all levels, so we can gauge our resilience under stressed conditions and formulate mitigating actions on income, capital and liquidity if needed. For this, our Research and Public Policy team is key in defining scenarios, as well as our governance and control, including the review of our top management and the three lines of defence.
Our scenario analyses are consistent and robust because we:
•create and run models that estimate how metrics such as credit losses will perform in the future.
•back-test and regularly challenge model results.
•rely on expert opinions and a vast understanding of our portfolios.
•exert robust control over models, scenarios, assumptions, results and mitigating management actions.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Grupo Santander has recurrently achieved excellent quantitative and qualitative results in the European Banking Authority (EBA) stress tests.
The global economic uncertainty caused by the covid-19 crisis made it exceptionally difficult for businesses to plan ahead. Our scenario analyses were key in identifying new action points, developing business responses, adjusting our risk strategy and preserving our strength and solvency.
Scenario analysis applications
Grupo Santander run scenario analysis at all levels under a forward-looking approach that helps us anticipate potential impacts on our solvency or liquidity. We run a systematic review of our risk exposure under a baseline scenario and various adverse and favourable scenarios.
These exercises are fundamental to several core processes:
•Regulatory exercises under the guidelines of the EU supervisor and national supervisors.
•Internal capital adequacy assessment (ICAAP) and liquidity assessment (ILAAP), for which Grupo Santander follows its own methodology to assess capital and liquidity under stress scenarios and support planning and management.
•Risk appetite, which includes stressed metrics to set the maximum risk we can assume. The risk appetite and capital and liquidity scenario exercises are closely interrelated but have different frequencies and granularity.
•Climate change analyses to identify scenarios of risks and opportunities. Pilot analyses are covering the wholesale portfolio.

For more details, see 'Climate change and risk management' in this section located in 2.6 ‘Environmental and social risk’ of this report
•Recurrent risk management in:
◦budget and strategic planning: when implementing a new risk approval policy, in Grupo Santander’s risk profile assessment by senior management or when monitoring specific portfolios or lines of business
◦the systematic process of identifying and analysing our top risks, each of which is associated with a macroeconomic or idiosyncratic scenario to assess their potential impact.
◦the recovery plan, which is drawn up every year to determine Grupo Santander’s tools to overcome an extremely severe financial crisis. The plan provides financial and macroeconomic stress scenarios with degrees of severity as well as idiosyncratic and systemic events.
◦IFRS 9. Since 1 January 2018, regulatory provision requirements have included scenario analyses in related processes, models and methodologies.
◦Credit and market risk stress test exercises not only as a response to regulatory exercises but also as a key tool integrated in Grupo Santander’s risk management.

For more details on scenario analysis, see sections 3.2 ‘Credit risk management', 4.2 ‘Market risk management’ and 4.6 'Liquidity risk management' in this report
Amid the covid-19 pandemic and following supervisory guidelines, our Research department created a set of additional macroeconomic scenarios under a long-term stable outlook approach to account for the observed worsening in most indicators and assess expected losses. Grupo Santander developed the scenarios through a robust process with great effort from the teams involved, ensuring their consistency.

For more details on scenario analysis during the covid-19 pandemic, see section 3.3 'Covid - 19 Credit risk management' in this report
Risk reporting structure
Our reporting continues to streamline processes, controls and reports to senior management. The Enterprise Wide Risk Management team updates and compiles the risk profile overview under a forward-looking approach so senior management can assess actual and future risks and take appropriate actions.
There are three main types of risk reports: the weekly and monthly risk reports distributed to senior management; subsidiaries’ risk reports; and reports on each risk factor identified in the risk framework.
Our strong risk reporting structure is characterized by:
•balancing data, analysis and qualitative comments, including forward-looking measures, risk appetite alerts, limits and emerging risks.
•covering all risk factors in our risk framework.
•combining a holistic and reliable view with deeper analysis of each risk factor, our subsidiaries and markets.
•following the same structure and criteria and provides a consolidated view to analyse all risks.
•following risk data aggregation (RDA) criteria to report on metrics, ensuring data quality and consistency.
To respond to the covid-19 crisis, the reporting function, as acknowledged by the ECB's Single Supervisory Mechanism (SSM), increased the frequency, customized reports and produced new ones for the board and committees. It focused on critical topics such as macroeconomic conditions, health indicators, customer support measures and risk areas to enable close monitoring and easier decision-making.

Annual report 2020	Contents
2.5 Models & Data Unit
Grupo Santander created the Models & Data Unit on May 2020. Because of the close link between models and data, we merged Santander Analytics and the Data Unit. However, Internal Validation remains a separate team, allowing full independence between the first and second lines of defence.
The Models & Data Unit sets about having an end-to-end view of the models and the data value chain for better data governance, quality, and a cross-functional scope of risk and business models.
The unit's main priority is to develop regulatory models. In particular, it focuses on internal rating based (IRB) implementation, fostering excellence in risk modelling with best-in-class analytics and quality data to ensure compliance, accuracy, stability and robustness. The new unit oversees all of our regulatory models and services our needs, paying special attention to machine learning and other digital transformation initiatives at the top of the agenda.
The Models & Data Unit's role is crucial in Grupo Santander. It boosts analytical capabilities to help us better understand our customers, tailor our value proposition to them and inspire their loyalty, which is at the core of our strategy.
This unit also supports subsidiary and parent businesses through successful initiatives in place. These include the use of machine learning on customer experience, operational process automation with cognitive robots and financial crime detection. The Models & Data Unit also helps Grupo Santander in developing new data-driven business models aligned with our digital strategy.
Since the outbreak of covid-19, Grupo Santander's risk models have taken our payment holidays and other support measures into account. They are assessed with the best analytical tools to improve risk monitoring. Our priority is to make sure our risk models remain predictable and give management and regulatory processes the right support.
We updated model ratings based on a long-term outlook and reinforced monitoring. In calculating IFRS 9 provisions and other processes, model outputs were sometimes supplemented with expert opinions to fully capture the expected impact of the pandemic.
Grupo Santander commits to using data and artificial intelligence responsibly and following international standards and regulations. In fact, our advanced analytics global tools developed internally have engrained a number of functionalities ensuring non-discrimination, transparency and accountability.

2.6 Environmental and social risk
Grupo Santander’s risk management and control model contributes to our sustainable growth by promoting the conservation of the environment, the protection of human rights and the transition to a low-carbon economy.
The board has approved environmental and social policies that describe those activities in oil, gas, power generation, mining and metals, and soft commodities sectors to which the group cannot provide financial products or services as well as other activities that require an in-depth analysis of potential impacts on the environment and society.
The annual review of these policies is led by the global environmental and social risk management (ESRM) function who, in consultation with our credit risk, responsible banking and reputational risk functions and business areas, proposes updates to the board to make sure the policies continue to meet international practices and standards and are aligned to the group’s sustainability strategy.
In 2020, we have continued to evolve our criteria and, in January 2021, the board approved additional prohibitions on the financing of projects involved in the exploration, development, construction or expansion of unconventional oil & gas (e.g. tar sands/fracking/coal bed methane); the construction or development of infrastructure associated to coal-fired power plants or coal mines; and new clients with coal mining operations. In addition, the three previous policies were merged into a single document.

Grupo Santander's environmental and social policy can be found at the corporate website
To ensure the application of these criteria, Santander relies on environmental and social (E&S) risk assessments of customers and transactions, especially in the Santander Corporate and Investment Banking (SCIB) division, which holds most customers and exposures outlined in the policies. In a detailed questionnaire, SCIB clients are first reviewed by our business areas; then a dedicated team of 'green analysts' provide overall assessments on E&S risks. In 2020, and continuing into 2021, the questionnaires are being enhanced with the inclusion of climate change related customer information.
Additionally, we have applied the Equator Principles to our project finance since 2009 and continue to promote them through the Equator Principles Association working groups. To support the changes introduced by the Equator Principles IV, over 150 front office and support staff were trained in the new questionnaires to review and classify transactions.

Equator Principles reporting from Santander is available in section ‘Environmental and social risk analysis’ of the Responsible Banking chapter.
Climate change and risk management
2020 has been a landmark year in the advancement of climate change as a key risk topic. The risk division continued to actively deliver on internal projects and external initiatives related to climate change risk management, continuing to embed this risk within our risk evaluation.
As described in Grupo Santander's general risk framework, we consider environmental and climate-related risk drivers (whether physical or transition-led) as factors that could impact the existing risks in the medium and long-term.
The main risk management processes and tools described in the previous sections of this document have been progressively embedding climate risk in their scope during the last years, including:

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•Our risk appetite statement (RAS) strengthened our commitment to socially responsible activities, the environment, and the Paris Agreement's transition to a low carbon, climate-resilient economy. It will continue to evolve during 2021 and beyond, to accompany the group strategy, the evolution of the available climate measurement methodologies, and the guidance from regulators and supervisors.
•The top and emerging risk assessment process continuously evaluates, along with other sources, climate-risk potential implications in our strategy. It is a joint process between headquarters and our subsidiaries.
•The result of the top risk assessment is also an input for idiosyncratic scenarios in our ICAAP, ILAAP and the group’s recovery plan. As climate change data and methodologies (including scenario analysis and stress testing) become more available and tested, the input will evolve from predominantly qualitative to more quantitative.
Key developments in the first half of the year were reported in our annual climate finance report. In summary, these include the publication of an internal heat map for sectors particularly vulnerable to physical and transition risk, as well as detailed climate change sector briefings for the highly emitting sectors of oil & gas, power, steel and mining and metals.

For Grupo Santander's climate change report, visit our corporate website.
During the second half of 2020, we focused our risk management on four main initiatives.
First, the in-depth review of our materiality assessment of consolidated exposures to climate change-related transition and physical risk, based on our internal classification of sector taxonomy and heatmaps, following climate change scenarios that map the pathways aligned with limiting global warming to well below 2ºC. This quarterly materiality analysis has focused on the more relevant portfolios in SCIB, commercial banking and retail mortgages.
During our 2020 materiality assessment, we confirmed that approximately 90% of our exposure to the most concerning sectors related to transition risk is mainly in SCIB. As part of our risk taxonomy, we have colour coded the sectors based on their climate impact. Conventional power and oil & gas are the sectors most at risk, with lower impacts expected on mining & metals (including steel manufacturing) and transportation.
The table below provides a breakdown of SCIB exposures as of 31 December 2020:

	EUR billion[13]	% of total Loans[14]

Conventional Power[15]	23	2%

Renewables Project Finance	9	1%

Oil & Gas	18	2%

Mining & Metals	8	1%

Transportation	27	3%

Total most concerning sectors	76	8%

Further information on the output of the PACTA pilot is available in section 'Tackling climate change' of the Responsible Banking chapter.
Other sectors classified as medium risk in the assessment are manufacturing, construction, agriculture and water supply. In SCIB its exposure amounts to ~ EUR 57 billion, which represents ~70% of the total exposure to rated corporates in these sectors.
The mortgage portfolio amounts to EUR 308.5 billion, mainly in the UK and Spain. We are closely following methodological developments for the measurement of physical and transition impacts, including pilot exercises involving physical risks in the mortgage book. Santander continues to analyze the physical and transition risk of all sectors and segments.
Second, guided by the materiality analysis, and supported by the updated E&S questionnaires aforementioned, we completed qualitative climate change risk assessments on the SCIB top 20 customers in the oil & gas sector that were presented to the relevant credit risk approval bodies for consideration at the annual customer limit review. A similar approach is being applied to the power and mining and metals sectors for the annual 2021 review. This granular customer-based assessment is shared with SCIB business as an additional source of information on customers and their level of awareness and preparation for a transition to a low-carbon economy.
Third, through our continued participation in the United Nations Environment Programme Finance (UNEP FI) phase II working group, we keep advancing in the definition of an internal methodology to enable us to calculate climate change related impacts on our credit risk exposures by modelling changes to probabilities of default, loss given defaults and expected losses.
In collaboration with our Research and Methodology functions we have deepened our understanding of climate change scenarios, in particular those published by the Network for Greening the Financial System (NGFS), and of the various risk factor pathways that apply to our most relevant sectors included in the transition risk methodology. During 2021 our focus will be on applying this methodology. We will
13 Total exposure to corporates and project finance in climate concerning sectors. Exposure defined as committed facilities (drawn and undrawn), drawn uncommitted facilities on and off balance sheet (loans + guarantees + derivatives Potential Future Exposure).
14 Gross Loans and advances to customers.
15 Companies with power generation diversified across fuel sources - coal, gas, nuclear or renewables. It also includes power distribution networks.

Annual report 2020	Contents
continue developing the transition and physical risk portfolio assessment tools for SCIB and the mortgage portfolios.
Fourth, we actively engaged with external providers of climate-related risk assessment models and data for transition and physical risk, and we are testing a number of options to combine with our internal progress described above.
In addition to these four initiatives, the Group has participated in several regulatory or industry-led work streams, including:
•The implementation of the environmental and climate change sections of the European Banking Authority’s (EBA) guidelines on loan origination and monitoring. We are embedding the guidelines through a series of internal credit assessment guides to support credit analysts in the climate change risk analysis of our corporate customers.
•The risk function is also co-sponsor of the global project to implement the European Central Bank Guide on climate-related and environmental risks. A comprehensive multi-year project plan has been actioned, bringing together the deliverables required to meet supervisory expectations, disclosures aligned to the Task Force for Climate Related Financial Disclosures (TCFD) recommendations, and the commitments arising from our participation in the Collective Commitment to Climate Action.
•‘EBA Climate Risk Sensitivity Exercise’, a pilot which is proving very useful for testing the applicability of the EU taxonomy to the financial industry portfolios, including the availability of data, the usefulness for risk management purposes, the potential disclosure issues, etc.
•We also continue to actively participate in industry working groups, and we remain a principal contributor to the public policy consultations that have taken place both in EU and in other markets of the group. This includes, among other regulatory pieces, providing feedback to the ‘EBA Discussion Paper on Environmental, Social and Governance (ESG) risks management and supervision’, which will be a cornerstone for the future development of a risk related regulatory framework.

Further information is available in the Responsible Banking chapter.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
3. Credit risk

3.1 Introduction
Credit risk refers to a potential financial loss from the default or credit quality deterioration of a customer or other third party with whom Grupo Santander has a contractual obligation. It is our most important risk in terms of exposure and capital consumption. It also includes counterparty risk, country risk and sovereign risk.
See section 3.3 'Covid- 19 Credit risk management' for more details on Grupo Santander's main initiatives to manage credit risk during the covid-19 crisis.
3.2 Credit risk management
We identify, analyse, control and decide on credit risk based on holistic view of the credit risk cycle, which includes the transaction, the customer and the portfolio. Business and risk areas and top managers are part of this process.
Credit risk identification is key to managing and controlling our portfolios effectively. We classify external and internal risks in each business and adopt corrective and mitigating measures when needed through these processes:
1. Planning
Our planning helps us set business targets and define specific action plans within our risk appetite framework.
Strategic commercial plans (SCP) are a management and control tool defined by the business and risk areas for our credit portfolios. They determine commercial strategies, risk policies, resources and infrastructure, ensuring a holistic view of the portfolios. They provide managers with an updated view of credit portfolio quality to measure credit risk, run internal controls over the defined strategy coupled with regular monitoring, detect significant deviations in risk and potential impacts, and take corrective actions when necessary. They also align with our risk appetite and our subsidiaries’ capital targets, and are approved and monitored by senior managers at each subsidiary before being reviewed and validated by Grupo Santander.
2. Risk assessment and credit rating
To analyse customers’ ability to meet contractual obligations, we use valuation and parameter estimation models in each of our segments. Our credit quality valuation models are based on credit rating drivers, which we monitor to calibrate and adjust the decisions and ratings they assign. Depending on each segment, drivers can be:

1
Rating: from mathematical algorithms that have a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgement. It is used for SCIB, corporate, institutional and SME segments (with individualised treatment).

2	Scoring: an automatic system to evaluate credit applications that assigns an individual score to customers for subsequent decision-making, generally in the retail and smaller SME segments.
Our parameter estimation models follow econometric models built on our portfolios' historical defaults and losses. We use them to calculate economic and regulatory capital as well as IFRS 9 provisions for each portfolio.
We regularly monitor and evaluate models' appropriateness, predictive capacity, performance, granularity, compliance with policies and other related factors. We review ratings with the latest available financial and other relevant information. We have also increased the reviews for customers who are under closer observation or have automatic warnings in the risk management systems.
3. Credit risk mitigation techniques
Risk approval criteria are generally based on the borrowers’ ability to pay in fulfilment of financial obligations, notwithstanding any additional collateral or personal guarantees we can require from them. To determine this, we analyse funds or net cash flows from their businesses or income with no guarantors or the assets pledged as collateral. We always consider guarantors and collateral when deciding to approve a loan as a secondary means of recourse if the first channel fails.
In general, a guarantee is as a reinforcement measure added to a credit transaction to mitigate a loss due to a failure to meet a payment obligation.
Grupo Santander has credit risk mitigation techniques for various types of customer and products. Some are for specific transactions (e.g., property) while others apply to a series of transactions (e.g., derivatives netting and collateral). They can be grouped into personal guarantees, guarantees in the form of credit derivatives or collateral.
4. Limits, pre-classifications and pre-approvals
We use SCPs to manage credit portfolios, defining limits for each of them and for new originations, in line with our credit risk appetite and our target risk profile. Transposing our risk appetite to portfolio management strengthens controls over our credit portfolios.

Annual report 2020	Contents
Our limits, pre-classifications and pre-approvals processes determine the risk we can assume with each customer. The business and risk areas set risk limits that are approved by the executive risk committee (or delegated committees) and should reflect a transaction’s expected risk-return.
We apply various limits models to each segment:
•Large corporates are subject to a pre-classification model based on a system for measuring and monitoring economic capital. Pre-classification models express the level of risk we are willing to assume in transactions with customers/groups in terms of capital at risk, nominal cap and maximum tenors. To manage limits with financial entities, we use Credit Equivalent Risk (CER), which includes actual and expected risks with customers according to risk appetite and credit policies.
•Corporates and institutions that meet certain requirements (strong relationships, rating, etc.): we use simpler pre-classification model with an internal limit. It establishes a reference point in a customer's level of risk based on repayment capacity, overall indebtedness and a pool of banks.
Transactions with large corporates, corporates and institutions above certain limits or with special characteristics could require approval from a senior credit analyst or a committee.
•For individual customers and SMEs with low turnover, we manage large volumes of credit transactions with automatic decision models to classify customers and transactions.
5. Scenario analysis
In line with section 2.4 ‘Management processes and tools’ in this chapter, our scenario analyses determine the potential risks in our credit portfolios and provide a better understanding of our portfolios' performance under various macroeconomic conditions. They allow us to anticipate management strategies that will avoid future deviations from defined plans and targets. They simulate the impact of alternative scenarios in portfolios’ credit parameters (PD, LGD) and expected credit losses. We compare findings with portfolios’ credit profile indicators to find the right measures for managers to take. Credit risk management of portfolios and SCPs incorporate scenario analyses.

For more details on scenario analysis and covid-19, please see section 3.3 'Covid-19 credit risk management'below.
6. Monitoring
Regularly monitoring business performance and comparing it to pre-defined plans is key to our management of risk. Our holistic monitoring of customers helps early detection of impacts on risk performance and credit quality. We assign customers a monitoring classification with a pre-defined course of action and ad hoc measures to correct any deviations. Monitoring, which considers transaction forecasts and characteristics, in addition to changes in classification, is performed by local and global risk teams supported by the Internal Audit unit and is based on customer segmentation:
•For SCIB, monitoring is initially a function of business managers and risk analysts who maintain direct relationships with customers, manage portfolios and provide us with an up-to-date view of customers’ credit quality to anticipate concerning situations.
•For commercial banking, institutions and SMEs with assigned credit analyst, we track customers requiring closer monitoring and review their ratings based on relevant indicators.
•For individual customers, businesses and smaller SMEs, our monitoring follows a system of automatic alerts to detect shifts in portfolios’ performance.
Monitoring uses the Santander Customer Assessment Note (SCAN) tool. We fully rolled it out in our subsidiaries in 2019. It helps set individual monitoring levels and frequencies, policies, and actions for customers based on credit quality and particular circumstances.
In addition to monitoring customer credit quality, we define control procedures to analyse portfolios and performance, as well as any deviations from planning or approved alert levels.
7. Collections and recoveries
The Collections & Recoveries area is key to risk management. It defines a global, enterprise-wide management strategy with guidelines and general lines of action for our subsidiaries based on the economic environment, business model and other local recovery conditions. Recovery management follows regulatory requirements set out in the EBA Guidelines on the management of non-performing and forborne exposures.
The Collections & Recoveries areas directly manage customers. As sustained value creation is based on effective and efficient collections, digital channels that develop new customer relations are gaining importance. Our diverse customer base requires segmentation to manage recoveries appropriately. The highly technological and digital processes we follow help us attend to large groups of customers with similar profiles and products. Our personalized management, however, focuses on customer profiles that require a special manager and approach.
We split recovery management into four phases: arrears, non-performing loans, write-offs and foreclosed assets. We may use mechanisms to rapidly reduce assets like sales of foreclosed assets or non-performing loans pool sales. We constantly seek alternatives to legal action in order to collect debt.
We include debt instruments in the write-off loans category, (even if they are not past-due) if an individual analysis of the solvency of a transaction and the borrower leads us to believe recovery is remote due to a notorious and unrecoverable impairment. Though this may lead to full or partial cancellation and de-recognition of the gross carrying amount of debt, it does not mean we interrupt negotiations and legal proceedings to recover debt. In countries with high exposure to real estate risk, we have efficient sales management instruments that help maximize recovery and optimize balance sheet stocks.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

For more details on Collections and Recoveries in covid-19 management, see section 3.3 'Covid-19 credit risk management' below.
Forborne portfolio
Grupo Santander's internal forbearance policy acts as a reference for our subsidiaries locally. It shares the principles of regulations and supervisory expectations. It includes the requirements of the EBA guidelines on management of non-performing and forborne exposures. It defines forbearance as the modification of the payment conditions of a transaction to allow a customer experiencing financial difficulties (current or foreseeable) to fulfil their payment obligations. If forbearance is not allowed, there would be reasonable certainty that the customer would not be able to meet their financial obligations.
In addition, our policy also sets down rigorous criteria for evaluating, classifying and monitoring forbearances to ensure the strictest possible care and diligence in recovering due amounts. Thus, it dictates that we must adapt payment obligations to customers' current circumstances. Our forbearance policy also defines classification criteria to ensure we recognize risks appropriately. They must remain classified as non-performing or in watch-list for a prudential period for reasonable certainty of repayment.
Forbearances may never be used to delay the immediate recognition of losses or hinder the appropriate recognition of risk of default. Thus, we must recognize losses as soon as we deem any amounts irrecoverable.
The forborne portfolio stood at EUR 29,159 million at the end of December 2020. 51% of the loans qualify as non-performing, with average coverage of 43%.

Key figures of forborne portfolio
EUR million
	2020	2019	2018
Performing	14,164	15,199	20,877
Non-performing	14,995	17,276	20,357
Total forborne	29,159	32,475	41,234
% CoverageA	28%	28%	26%
A. Total loan-loss allowances/total forborne portfolio.
Our forborne portfolio decreased by 10% as of December 2020, in line with the trend observed in previous years.
Credit risk target operating model (ATOMiC)
ATOMiC (Advanced Target Operating Model in Collaboration) launched in 2019 to enhance local credit risk Target Operating Models (TOM) as part of our risk strategy. It aims to strengthen our competitive position in the industry against any downturn. It sets high credit standards based on best practices within Grupo Santander and across the industry, local expertise and support from headquarters. In 2020, our progress led to the completion of several initiatives, as others advanced further into 2021.
Due to covid-19, we revised the ATOMiC goal to prioritize collections and recoveries, automation and digitalization of lending, anticipation and forward-looking (including risk playbooks) and risk-based pricing and profitability. This enabled us to take highly effective, early actions to mitigate the impact of ensuing crisis, such as:
•Enhanced customer monitoring, which supported our response to government aid programmes (e.g., RADAR early warning system and preapproval for ICO loans in Spain).
•Digital collections for omnichannel solutions (in Poland).
•Digital on-boarding and new platforms and technologies to transform collections and recoveries with a significant economic impact on provisions (in Brazil).
•Risk playbooks to define actions with commercial areas ahead of a potential macroeconomic deterioration (in Mexico).
•The advanced RORAC tool for risk-based pricing in the corporates segment across the group.
•Automated mortgage approvals on digital channels, which had major impact on new originations (in Portugal and Mexico).
Moreover, ATOMiC addressed the regulatory requirements for pricing, monitoring and scenario analysis in EBA Guidelines on Loan Origination and Monitoring.
3.3. Covid-19 credit risk management
During the covid-19 pandemic, to help our customers and foster their economic resilience, the credit-related actions we took include:
•providing liquidity and credit facilities to customers facing hardship. Grupo Santander increased lending to customers through usual loan approval procedures and based on internal ratings, while facilitating government aid programmes.
•granting payment deferrals on outstanding loans within our geographies, under the guidelines on legislative and non-legislative moratoria on loan repayments the EBA had issued in light of the covid-19 crisis along with other regulators statements.
Accordingly, these moratoria are not considered to be automatic indicators for identifying these measures as forbearance. Likewise, moratoria have not been considered by themselves as an automatic trigger to conclude that a significant increase in credit risk has occurred. Nevertheless, we set up a robust control and reporting framework for loans under moratoria to monitor measures and loan performance before and after the expiration of granted repayment extensions.
•The severity of the pandemic's effects varied significantly in industries. Consequently, Santander set out to identify ones that could be more affected to focus credit risk management.

Annual report 2020	Contents
•We prepared Collections & Recoveries across our footprint to deal with the expected impact on portfolios once support measures expired.
•Credit risk management specifically focused on quantifying expected credit losses as a result of the macroeconomic shock, running analyses of the deterioration of our customers' credit quality and other potential collective measurements.
The sub-sections below provide additional details on our actions.
Customer support programmes
Grupo Santander applied measures to all subsidiaries to provide liquidity and credit facilities, and grant payment deferrals to people and businesses facing hardship. They supported 6 million customers across our footprint. By the end of December, the payment moratoria we had granted to 4.8 million customers amounted to EUR 112 billion, which is 12% of our lending portfolio. The table below shows the distribution of payment moratoria by business line:

	# clients (mn)	Total amount (EURbn)	% lending portfolio
	o/w government programmes	o/w government programmes
Mortgages	0.7	70	22%
	0.5	57
Consumer	3.9	20	9%
	1	4
SME & Corporates	0.2	22	7%
	0.1	9
Total	4.8	112	12%
	1.6	70
At the end of 2020, 79% of total moratoria had expired and only 3% of those were in stage 3. In spite of the macroeconomic deterioration, performance was positive because (a) our customers’ financial expenses were reduced with payment deferrals; (b) covid-19 government measures helped our customers maintain a steady stream of income; and (c) government programmes provided additional liquidity to firms so they could keep repaying financial debt.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The table below shows the distribution by business line and region:

	Total moratoria (EUR bn)	% loan book	o/w: expired (EUR bn)	Expired as % of Total	Expired
					% Stage 1	% Stage 2	% Stage 3
Total Group	112	12%	89	79%	82%	15%	3%
Mortgages	70	22%	55	79%	87%	11%	2%
Consumer	20	9%	18	88%	77%	17%	7%
SMEs & Corporates	22	7%	16	72%	74%	24%	3%

Europe	73	11%	53	73%	84%	14%	2%
North America	21	18%	20	91%	75%	20%	5%
South America	18	15%	16	90%	87%	9%	4%
Over 60% of outstanding loans under moratoria are mortgages. These tables show how they are distributed by business line and region:

Distribution of loans subject to moratoria by product
Dec. 2020 data (EUR bn)
The UK, Portugal, Spain and Chile account for almost 83% of outstanding loans under moratoria, of which 83% are secured. As of the end of December, total loans granted under government liquidity programmes amounted to EUR 38 billion, with an average government guarantee coverage of 81%.

Annual report 2020	Contents
Government Liquidity Programs by geography
Dec. 2020 data (EUR bn)

81%
38
78%
25
98%
5
69%
2
85%
2
100%
2
Others
20%
2
Covered
Non-covered

Spain accounted for 67% of total exposures to government liquidity programmes at year-end and also had the longest maturities (in both SME and corporates segments). The UK was 13% of total exposures, mainly in Bounce Back Loans (BBLS) (which are 100% covered by the UK government's guarantee scheme).
Vulnerable sectors identification
To focus credit risk management on the most vulnerable sectors, we analysed various identification inputs to have a full view of:
•potential impacts on financial markets by sector and geography (shareholders return).
•external advisory.
•opinions from our sector analysts to consider particular details of our exposures and relationship with our customers.
As a conclusion of all these analysis, the following are the sectors considered most affected by Covid-19 (internal management information as of December), with their respective exposures (excluding individual exposures):

Sector	Exposure (EUR bn)	% Stage 1	% Stage 2	% Stage 3
Automotive	34.6	92.7%	5.9%	1.4%
Hotels, leisure, cruises & restaurantsA	17.7	74.4%	18.3%	7.3%
Transport	18.3	88.5%	7.3%	4.2%
Oil & Gas	20.9	97.7%	1.6%	0.7%
Retail Non Food	21.5	88.2%	6.6%	5.2%
ConstructionB	12.5	82.1%	10.7%	7.2%
A.Catering and other not included.
B.Excludes real estate development.
Total exposure to these sectors was EUR 125.6 bn at year-end 2020. Focusing on the ones more impacted in the short term (Hotels & Leisure & Cruises & Restaurants; Oil & Gas; Retail non food and passenger transport) total exposure was EUR 66.2 bn.
This identification proved consistent with similar analyses by the ECB, Banco de España and rating agencies. We closely monitored those industries and reported on them regularly to senior management bodies.
Covid-19 Collections & Recovery Preparedness plan
In the early stages of the pandemic, we asked all our subsidiaries to develop collections and recoveries plans to prepare for expected impacts on portfolios. Plans needed to focus on:
•dynamic assessments of the expected impact size and timing and continuous development of insights.
•articulation of measures to add any needed resources.
•the ability to accelerate technological (digital) solutions.
•development of a robust project and process to track progress.
The plans help ensure any business channel can collect debt while offering both standardized and case-by-case solutions; complying with regulatory changes; paying special attention to conduct risk and vulnerable customers; implementing moratoria and other new support alternatives promptly; identifying affected groups; and measuring impacts. Their structures incorporated such key aspects as capacity; planning and governance; strategy and execution; organization; policy and control; and forecasting and financial planning. Our subsidiaries update them dynamically. Their performance is subject to regular review by senior management at subsidiaries and the headquarters.
The preparedness project set a number of milestones in regard to those key aspects. Our subsidiaries regularly report to executive committees on the progress against them with findings from the preparedness assessments of the global Collections & Recoveries function undertake.
This project has been strengthening the Collections & Recoveries functions in our hardest hit geographies with help from the headquarters to implement the global and local plans.
Covid-19 overlay quantification
Many international organizations and supervisors have underlined the importance of responsibly adapting and applying the accounting and prudential policies to temporary and exceptional containment measures to combat the covid-19 health crisis.
Some policies disclosed by supervisors include the Bank of England measures to respond to the economic shock from Covid-19; EBA's Statement on the application of the prudential framework regarding Default, Forbearance and IFRS9 in light of Covid-19 measures; and the Federal Reserve's SR 20-4/CA 20-3 - Supervisory Practices Regarding Financial Institutions Affected by Coronavirus.
In light of these statements, we accounted for deviations in local books based on stable long-term macroeconomic forecasts with a post model adjustment and a collective and/or individual assessment to reflect reality and recognize expected credit losses on assets deemed subject to a

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
significant increase in credit risk, without the need to identify individual financial instruments.
We considered the overlay the best option to recognize the increase in expected loss. A mechanistic application of the Expected Credit Loss (ECL) methodology could currently have led to unpredictable results. The additional provisions associated to different macroeconomic scenarios were calculated using internal models, however an overlay over the monthly IFRS9 calculation was considered, in order to enhance the oversight and control of the ECL estimation accuracy. We specially prepared those scenarios to support the overlay calculation for a long-run approach, following the recommendations of many international organizations and supervisors, with a high degree of complexity. Amid maximum uncertainty, this long-term approach is to avoid undesirable volatility in provisions as a result of the sharp economic downturn, on account of the exceptional nature of the overlay and the battery of support economic measures taken by central banks and governments.
Accordingly, Grupo Santander followed all regulatory, supervisory and accounting guidelines to assess and estimate the projected macroeconomic impact of the pandemic on expected losses and our customers' credit quality. These process were subject to the established governance and monitoring at both the Group's and our subsidiaries levels.

For more details on expected losses and provisions during 2020, see the next section.
3.4 Key metrics
2020 general performance
In 2020, Grupo Santander's performance was affected by the spread of covid-19, the ensuing health crisis, a weaker economic environment and volatility in new business. In March, we observed the pandemic's initial impact on new business and balances. Growth in corporates and large corporates offset the declines in individuals and consumer credit. Impacts of covid-19 had not yet materialized on credit quality indicators. In compliance with the accounting standard, IFRS 9, we recorded a provisions overlay in the quarter of EUR 1.6 billion based on the expected macroeconomic deterioration.
At the end of the second quarter, recovery of new business levels in the individuals segment (mortgages and consumer finance) began reaching pre-covid-19 levels, mainly in Europe and the US. Activity in large corporates stood at more regular levels, following the increase recorded in March. SME and corporates exposure grew primarily due to government liquidity programmes. Main credit indicators reflected a robust credit quality supported by mitigation measures and volume increases. In the first half of 2020, provisions reached 7,027 million euros. This represented an increase of 78% in constant euros y-o-y, distributing the total adjustment made among the different business units.
In the third quarter, new business levels in the individuals segment in more regions continued to recover to pre-covid levels. This was supported by improvements in digitalization. Our subsidiaries adapted to new demand and introduced measures for referral to other channels and self-service in retail banking. Meanwhile, activity with large corporates and companies normalized as the need for liquidity decreased. In this quarter, loan-loss provisions were still affected by covid-19 and loan growth.
As of December 2020, credit risk with customers decreased by 2.7% from 2019, based on the same perimeter. This was mainly due to currency depreciation in our core markets. All our subsidiaries saw growth in local currency with the exception of Santander México and Santander Bank N.A. (SBNA).
Despite all major shocks stemming from the health crisis, our credit risk remained diversified, with a suitable balance between mature and emerging markets: Europe16 (73%, including SCF), South America (13%) and North America (13%).
Loan book growth and the decline of non-performing loans (NPLs) to EUR 31,767 million (-6% vs end of 2019) reduced our NPL ratio to 3.21% (-11 bps vs 2019).
In accordance with IFRS 9, Grupo Santander recorded loan-loss provisions of EUR 12,173 million (+31% vs December 2019) driven by the expected economic deterioration resulting from the pandemic and its impact on credit quality as well as by the aforementioned lending growth.
Grupo Santander total loan-loss allowances amounted to EUR 24,272 million. This brought our NPL coverage ratio to 76.4% from 67.9% in December 2019. 65% of the Group's net customer loans are secured.
16 'Others' not included represent 1% (Santander Global Platform and Corporate Centre).

Annual report 2020	Contents
The tables below show the performance of the main credit risk metrics:

Main credit risk metrics
Dec. 2020 data
	Credit risk with customersA (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Europe	722,429	722,661	688,810	22,792	23,519	25,287	3.15	3.25	3.67
Spain	221,341	213,668	227,401	13,796	14,824	16,651	6.23	6.94	7.32
S. Consumer Finance	104,032	105,048	97,922	2,455	2,416	2,244	2.36	2.30	2.29
UK	263,671	275,941	252,919	3,202	2,786	2,739	1.21	1.01	1.08
Portugal	40,693	37,978	38,340	1,584	1,834	2,279	3.89	4.83	5.94
Poland	31,578	33,566	30,783	1,496	1,447	1,317	4.74	4.31	4.28
North America	131,611	143,839	125,916	2,938	3,165	3,510	2.23	2.20	2.79
US	99,135	105,792	92,152	2,025	2,331	2,688	2.04	2.20	2.92
SBNA	49,862	56,640	51,049	405	389	450	0.81	0.69	0.88
SC USA	29,050	29,021	26,424	1,529	1,787	2,043	5.26	6.16	7.73
Mexico	32,476	38,047	33,764	913	834	822	2.81	2.19	2.43
South America	129,575	143,428	138,134	5,688	6,972	6,639	4.39	4.86	4.81
Brazil	74,712	88,893	84,212	3,429	4,727	4,418	4.59	5.32	5.25
Chile	42,826	42,000	41,268	2,051	1,947	1,925	4.79	4.64	4.66
Argentina	4,418	5,044	5,631	93	171	179	2.11	3.39	3.17
Santander Global Platform	979	706	340	5	4	4	0.51	0.63	1.21
Corporate Centre	4,862	5,872	4,953	344	138	252	7.08	2.34	5.09
Total Group	989,456	1,016,507	958,153	31,767	33,799	35,692	3.21	3.32	3.73

	Coverage ratio (%)			Net ASRB provisions (EUR million)			Cost of credit (%/risk)[c]
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Europe	57.3	49.8	50.1	4,299	1,839	1,572	0.62	0.28	0.24
Spain	47.1	41.1	43.7	2,001	856	789	1.01	0.43	0.38
S. Consumer Finance	111.0	106.1	106.4	899	477	360	0.88	0.48	0.38
UK	47.9	36.5	32.9	733	253	171	0.28	0.10	0.07
Portugal	66.5	52.8	50.5	193	(8)	32	0.51	(0.02)	0.09
Poland	70.7	66.8	67.1	330	217	161	1.10	0.72	0.65
North America	182.5	153.0	137.4	3,916	3,656	3,449	2.92	2.76	3.12
US	210.4	161.8	142.8	2,937	2,792	2,618	2.86	2.85	3.27
SBNA	174.0	140.6	122.1	443	186	108	0.85	0.35	0.24
SC USA	230.2	175.0	154.6	2,413	2,614	2,501	8.09	9.42	10.01
Mexico	120.8	128.3	119.7	979	863	830	3.03	2.49	2.75
South America	97.4	88.4	94.6	3,923	3,789	3,736	3.32	2.92	2.99
Brazil	113.2	99.8	106.9	3,018	3,036	2,963	4.35	3.93	4.06
Chile	61.4	56.0	60.6	594	443	473	1.50	1.08	1.19
Argentina	275.1	124.0	135.0	226	235	231	5.93	5.09	3.45
Santander Global Platform	116.8	85.3	78.9	3	1	—	0.41	0.22	0.14
Corporate Centre	89.0	174.5	—	31	36	115	0.54	0.57	1.65
Total Group	76.4	67.9	67.4	12,173	9,321	8,873	1.28	1.00	1.00
A. Includes gross loans and advances to customers, guarantees and documentary credits.
B. Post write-off recoveries (EUR 1,221million).
C. Cost of credit is the ratio of 12-month loan-loss provisions to average lending of the same period.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Reconciliation of key figures
Grupo Santander’s 2020 consolidated financial statements disclose loans and advances to customers before and after provision allowances. Credit risk also includes off-balance sheet risk. This table shows the relationship between those concepts:
A. Includes gross loans and advances to customers, guarantees and documentary credits.
B. Before loan-loss allowances.
Geographical distribution and segmentation
Grupo Santander’s risk function is organized around three main groups of customers:
•Individuals: this segment comprises salaried individuals, subdivided by income level to manage risk by customer type.
Mortgages to individuals represented approximately 38% of net customer loans at the end of 2020. They are mainly in Spain and the UK and primarily consist of residential mortgages with low risk profiles and NPL ratios as well as robust coverage levels. Low risk profiles produce low losses.
•SME, commercial banking and institutions: this segment includes companies and self-employed individuals, public entities and private not-for-profit entities.
•Santander Corporate and Investment Banking (SCIB): this segment consists of corporate customers, financial institutions and sovereigns in a closed list that is revised annually based on a full analysis of the customer (business type, level of geographic diversification, product types, and the volume of revenues it represents for Santander, among others).
Santander's credit risk (including gross loans and advances to customers, guarantees and documentary credits) is distributed as follows:

Credit risk distribution

Annual report 2020	Contents
Our credit risk portfolios’ geographical distribution and performance (i.e., performing and non-performing loans) are as follows:

Total

Individuals

SME, Commercial Banking and Institutions

SCIB
Others' include Santander Global Platform and Corporate Centre.
Performing and non-performing exposure for 2019 and 2018 has been redistributed across segments.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•Europe: the NPL ratio fell 10 bps to 3.15% from 2019 due to a significant reduction in non-performing loans in Spain and Portugal, offsetting the increase observed in the UK.
•North America: the NPL ratio slightly increased 3 bps to 2.23% from 2019, due to the decline in total lending both in Mexico and SBNA, although the ratio declined in Santander US by 16 bps due to good performance in SC USA. In terms of NPL stock, a decrease of 7.2% was observed in the year.
•South America: the NPL ratio decreased by 47 bps to 4.39%. In Brazil and Argentina, they dropped 73 bps and 128 bps respectively from 2019. However, they slightly increased in Chile (+15 bps vs 2019).

For more details, see section 3.5. 'Details of main geographies'.
Amounts past due (performing loans)
0.19% of total credit risk with customers was past due by three months or less. The table below shows the breakdown of those loans as of 31 December 2020, according to the first missed payment:

Amounts past due. Maturity information
EUR million
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to credit institutions	5	—	—
Loans and advances to customers	1,232	337	311
Public administrations	1	—	—
Other private sector	1,231	337	311
Debt instruments	—	—	—
Total	1,238	337	311
Impairment of financial assets
The IFRS 9 impairment model applies to financial assets valued at amortized cost, debt instruments valued at fair value with changes in other comprehensive income, lease receivables, and commitments and guarantees granted not valued at fair value.
The portfolio of financial instruments subject to IFRS 9 is divided into three categories (or stages) depending on the status of each instrument's level of credit risk.
•Stage 1: financial instruments with no significant increase in risk since its initial recognition – the impairment provision reflects expected credit losses from defaults over twelve months from the reporting date.
•Stage 2: financial instruments with a significant increase in credit risk since the date of initial recognition but no materialised impairment event – the impairment provision reflects expected losses from defaults over the residual life of the financial instrument.
•Stage 3: financial instruments with true signs of impairment as a result of one or more events resulting in a loss – the impairment provision reflects expected losses for credit risk over the expected residual life of the financial instrument.
The following table shows the credit risk exposure for each of these stages and by geography:

Exposure by stage and by geography
EUR million
	Stage 1	Stage 2	Stage 3	TotalA
Europe	639,872	42,252	22,786	704,911
Spain	186,557	13,325	13,796	213,677
SCF	241,376	18,451	3,202	263,029
UK	34,778	4,331	1,584	40,693
Portugal	28,338	1,597	1,496	31,432
Poland	96,999	4,548	2,454	104,001
North America	107,628	15,686	2,938	126,252
US	79,410	12,767	2,025	94,202
SBNA	44,277	4,955	405	49,637
SC USA	19,723	7,795	1,529	29,046
Mexico	28,218	2,919	913	32,050
South America	113,799	10,073	5,688	129,559
Brazil	65,122	6,152	3,429	74,702
Chile	37,555	3,218	2,051	42,825
Argentina	3,966	360	93	4,418
Santander Global Platform	973	1	5	979
Corporate Centre	1,883	564	341	2,787
Total Group	864,155	68,575	31,758	964,488
A. Excluding EUR 24,968 million from balances not subject to impairment accounting.
Impairment provisions include expected credit risk losses over the expected residual life of Purchased or Originated Impaired (POCI) financial instruments.

Annual report 2020	Contents
Financial instruments with effective signs of impairment (stage 3) performed as follows:

Non-performing loans evolution according to constituent item
EUR million

10,277
(3,379)
(8,930)
33,799
16
NPL not subject to impairment accounting
33,783
Stage 3
31,767
9
NPL not subject to impairment accounting
Stage 3
31,758
NPL 2019
Net Entries
Perimeter and FX
Write-Offs
NPL 2020

2018 - 2020 NPL evolution
EUR million
	2018	2019	2020
NPL (start of period)	37,596	35,692	33,799
Stage 3	37,571	35,670	33,783
NPL not subject to impairment accounting	25	22	16
Net entries	10,910	10,544	10,277
Perimeter	177	—	(44)
FX and others	(318)	156	(3,335)
Write-off	(12,673)	(12,593)	(8,930)
NPL (End of period)	35,692	33,799	31,767
Stage 3	35,670	33,783	31,758
NPL not subject to impairment accounting	22	16	9

Allowances evolution according to constituent item
EUR million

22,965
13,263
139
(3,166)
(8,930)
24,272
8,872
Stage1 & 2
14,093
Stage 3
10,492
Stage 1 & 2
13,780
Stage 3
Allowances 2019
Gross provision for impaired assets and write-downs
Provision for other assets
FX and other
Write-off
Allowances 2020

2018 - 2020 allowances
EUR million
	2018	2019	2020
Allowances (start of period)	24,529	24,061	22,965
For impairment assets	16,459
For other assets	8,070
Stage 1 and 2		8,913	8,872
Stage 3		15,148	14,093
Gross provision for impaired assets and write-downs	10,300	10,905	13,263
Provision for other assets	121	6	139
FX and other	1,784	586	(3,166)
Write-off	(12,673)	(12,593)	(8,930)
Allowances (end of period)	24,061	22,965	24,272
Stage 1 and 2	8,913	8,872	10,492
Stage 3	15,148	14,093	13,780
The methodology for quantifying expected losses from credit events is based on an unbiased and weighted consideration of up to five future scenarios that could affect our ability to collect contractual cash flows. They consider the time-value of money, information from past events, and current conditions and projections of important macroeconomic factors (e.g., GDP, house pricing, unemployment rate, among others).
We developed parameters to calculate impairment losses (mainly EAD, PD, LGD and discount rate) on the infrastructure of internal models and the experience gained from the regulatory environment and management. However, far from being a simple adaptation, we expressly built and validated them according to specific requirements of IFRS 9 and other guidelines issued by regulators, supervisors and other international organizations (EBA, NCAs, BIS, GPPC, etc.), which include forward-looking information, point-in-time (PIT) vision, multiple scenarios, calculation of losses for the entire life of the operation through lifetime PD's, among others.
•Establishing a significant increase in credit risk: when classifying financial instruments under stage 2, we consider:
◦Quantitative criteria: changes in the risk of default during their expected life are quantified with respect to their credit risk level on initial recognition.
To consider significant changes so instruments can be classified in stage 2, each subsidiary defined the quantitative thresholds for its portfolios based on Grupo Santander's guidelines for consistent interpretation across all our geographies.
◦Qualitative criteria: several indicators aligned with ordinary credit risk management indicators (e.g., past due for over 30 days, forbearance, etc.). Each subsidiary defined these criteria for its portfolios.
The use of these qualitative criteria is reinforced with expert opinions.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•Definition of default: we use the same definition for impairment provisioning as for developing advanced models for calculating regulatory capital requirements. We are adapting our definition of default to the EBA guidelines on the application of the new definition of default under Article 178 of the CRR, according to the scheduled plan.
•Past, present and future information: to estimate expected losses, we require a great deal of expert analysis and support from past, present and future data and expectations. Our expected loss estimates, which are based on multiple macroeconomic scenarios, measure probability of loss considering past events, the current situation and future trends, in addition to macroeconomic indicators such as GDP and unemployment.
We use forward-looking information in internal management and regulatory processes under several scenarios, building on our experience with such information to make sure processes are consistent.
•Expected life of financial instruments: we estimate the expected life of financial instruments based on their contractual terms (e.g., pre-payments, duration, purchase options, etc.). The contractual period (including extension options) is the maximum timeframe for measuring the expected credit loss. In the case of financial instruments with an uncertain maturity period and an undrawn commitment component (e.g. credit cards), expected life is estimated on the basis of the period for which the entity is exposed to credit risk and the effectiveness of management practices to mitigate exposure.
3.5 Details of main geographies
United Kingdom
General overview
Credit risk with customers in the UK (including Santander Consumer UK) decreased by 4.4% (+0.9% in local currency) year-on-year to EUR 263,671 million. Mortgage lending and loans to SME, supported by government-backed covid-19 measures were the key drivers of this YoY increase. UK portfolio accounts for 27% of Santander's loan portfolio.
More than 320,000 customers (excluding SCF UK) benefited from payment holidays, in line with the guidance issued by the Financial Conduct Authority (FCA). Customers applied for this facility generally for a three-month period, with the option of extending it for a further three months, if needed.
The NPL ratio increased in 2020, to 1.21% (+20 bps vs year-end 2019), driven by the corporate and commercial banking segment to account for covid-19 effects.
The Santander UK portfolio is divided into these segments:

Portfolio segmentationA
Dec.20 data
A. Excluding SCF UK and London Branch
Mortgage portfolio performance
We closely monitor Santander UK’s mortgage portfolio due to its size for the entity and Grupo Santander. As of December 2020, it amounted to EUR 189,076 million, growing by 2.7% in local currency. It consists of first lien residential mortgages (no mortgages involve second or successive liens on properties).
Mortgage lending growth was resilient after the market reopened in May. In the third quarter, the mortgage market was particularly active, due to pent up demand from the covid-19 lockdown and the temporary reduced stamp duty rates, which have led to improved new mortgage pricing.
In accordance with Grupo Santander's risk management principles, all properties are appraised independently before new mortgages are approved. Property values used as collateral for granted mortgages are updated quarterly by an independent agency with an automatic appraisal system in line with market practices and legislation.

Annual report 2020	Contents
Geographically, credit exposures are predominantly in the South East of the UK and the London metropolitan area.

Geographical distribution
Dec.20 data

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
Santander UK's wide range of mortgage products include:
•Interest-only loans (23%): customers pay interest every month and repay the principal at maturity. An appropriate repayment vehicle, such as a pension plan or an investment fund, is required. This is a common product in the UK. Santander UK applies restrictive policies to mitigate inherent risks. For instance, a maximum loan-to-value
(LTV) ratio of 50% entails more stringent approval criteria and assessment of ability to pay, simulating the repayment of both interest and capital.
•Flexible loans (6%): loan agreements allow borrowers to modify monthly payments or draw down additional funds up to a set limit under various conditions.
•Buy-to-let (7%): buy-to-let mortgages account for a small percentage of the total portfolio, with approval subject to strict risk policies.
The NPL ratio reflects the mortgage portfolio’s strength, stable at 0.99% in December 2020 (-5 bps year-on-year). Payment deferrals granted to customers reduced the level of new arrears. Later stage arrears increased because all legal proceedings relating to recoveries were temporarily suspended.
Prudent approval policies put the portfolio’s simple average LTV at 42%. 4% of the portfolio has an LTV of between 85% and 100%. These policies resulted in no sign of risk quality deterioration in new business.
The chart below shows the LTV structure of residential mortgages as of December 2020:

Loan to value
Dec.20 data

<50%

50-75%

75-85%

85-100%

>100%

Loan to value: relation between the amount of the loan and the appraised value of the property. Based on indices.
Our credit risk policies explicitly forbid loans regarded as high risk (subprime mortgages) and establish strict credit quality requirements for transactions and customers.
Spain
General overview
Santander España’s credit risk totalled EUR 221,341 million (22% of Grupo Santander’s total). It is appropriately diversified in terms of products and customer segments.
In a backdrop of lower economic and credit growth, with a significant deterioration in macroeconomic figures after the covid-19 lockdown from March to May, new lending to consumers, SMEs and corporates increased, helped by financing lines and other liquidity programmes (Instituto de Crédito Oficial - ICO). Total credit risk increased by 3.6% compared to December 2019, including ICO loans by EUR 25,510 million.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The total portfolio’s NPL ratio was 6.23%, 71 bps less than in December 2019, Fewer defaults reduced the ratio by 48 bps, due to overall better performance driven by customer support programmes, the cure of several restructured debts and portfolio sales. Additionally, this positive effect was helped by the aforementioned growth in the loan portfolio, which decreased the ratio by 21 bps.
Additional provisions related to covid-19 increased the non-performing coverage rate to 47% (+6 pp vs. December 2019). Moreover, NPL reduction was mostly with loans with higher expected loss.
Cost of credit reflects the higher provisions due to the pandemic.
*Includes Santander España and Banco Popular.
Santander España's portfolio is divided into these segments:

Portfolio segmentation
Dec.20 data
Residential mortgages performance
Santander España’s residential mortgages portfolio amounted to EUR 58,079 million. Residential mortgages account for 26% of total credit risk in Spain. 99.3% have a mortgage guarantee.

Residential mortgagesA
EUR million
	2020	2019	2018
Gross Amount	58,079	60,557	61,453
Without mortgage guarantee	387	306	545
With mortgage guarantee	57,692	60,251	60,908
of which non-performing loans	1,784	2,581	2,425
Without mortgage guarantee	75	14	54
With mortgage guarantee	1,709	2,567	2,371
A. Excluding SC España mortgage portfolio (EUR 1,526 million in December 2020 with doubtful loans for EUR 66 million).
The NPL ratio for residential mortgages granted to households was 2.96%. It fell 130 bps from December 2019, mainly owing to non-performing portfolio sales.
The residential mortgage portfolio in Spain maintained a medium-low risk profile with limited expectations of additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common, so the average life of transactions is shorter than the contract’s duration.
•High quality of collateral, concentrated almost exclusively in financing for first homes.
•The average affordability rate stood at 27%.
•87% of the portfolio has an LTV below 80%, calculated as the ratio of total risk to the latest available home appraisal.
•All customers applying for a residential mortgage are subject to a rigorous assessment of credit risk and affordability, in which credit analysts must determine if their income is sufficient to pay loan instalments and will be stable throughout the term of the loan.

Annual report 2020	Contents

DI < 30%	LTV < 40%

30% < DI < 40%	40% - 60%

DI > 40%	60% - 80%

Average 27%	80% - 100%

> 100%

(*) Debt to income: relation between the annual instalments and the customer’s net income.
(**) Loan to value: percentage indicating the total risk/latest available home appraisal.

Businesses portfolio
Credit risk with SME and corporates, which is Santander España's core lending segment, amounted to EUR 149,646 million and accounting for 68% of total credit risk. Most of the portfolio is customers with an assigned credit analyst to monitor their loans throughout the risk cycle.
The portfolio is highly diversified and not concentrated in any sector.
Its NPL ratio stood at 7.04% in December 2020 and, even though total risk decreased, fell by 21 bps from December 2019 owning to better repayment performance driven by customer support programmes, the cure of several restructured exposures in corporates and portfolio sales. 2020 growth was mainly in liquidity support programmes (ICO).
United States
General overview
Santander US’s credit risk increased to EUR 99,135 million by the end of 2020. It represents 10% of Grupo Santander's total credit risk and includes these subsidiaries:

Business units segmentation
Dec.20 data

SBNA: Santander Bank N.A

SC USA: Santander Consumer USA

NYB - SIS: Santander Investment Securities

BSIBSI: Banco Santander International

The US economy in 2020 went from the worst contraction recorded in history to one of the fastest recoveries. States eased covid-19 lockdown restrictions in the spring and summer. Unprecedented fiscal and monetary stimulus packages were put in place. Unemployment declined (6.7% in December) but remained more than double the pre-pandemic rate of 3.5%, with job gains showing a more gradual recovery.
As of December 2020, Santander US’s credit lending decreased by 6% compared to December 2019, particularly in the individual's portfolio and the corporate business of SBNA. Excluding the exchange rate effect, growth was 2.4%. In 2020, the sale of the banking franchise in Puerto Rico was also completed in the third quarter of the year.
During the covid-19 crisis, Santander US has continued to support its customers, employees and communities while pursuing its strategic priorities. The NPL ratio remained at moderate levels, 2.04% (-16 bps in the year). However, cost of credit rose slightly to 2.86% (+1 bp in the year) as the uncertain macroeconomic environment drove the need for higher provisions.
The performance of Santander US units is described below.
Business units performance
Santander Bank N.A.
Santander Bank N.A.’s business is mainly retail and commercial banking. It accounts for 84% of Santander US's total credit risk, of which 39% is with individuals and approximately 61% with corporates. Its primary goals include increasing the SCIB business (16% of the portfolio) by enhancing customer experience and growing core customers and deposits through digital, branch and commercial transformation initiatives; leveraging its deposit base to support its commercial real estate businesses; and strengthening its auto finance partnership.
The 12% decrease in lending in 2020 affected all segments. Excluding the exchange rate effect, the drop was lower, standing at 4%.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
The NPL ratio increased to 0.81% (+12 bps in the year) as of December 2020 and credit increased to 0.85% due to provisions stemming from the covid-19 pandemic.
Santander Consumer USA
SCUSA presents higher risk indicators than other Santander US units due to the nature of its business. Its automobile financing business through loans and leases represents 97% of its revenues. It also has a smaller personal lending portfolio (3%).
SCUSA's focus remains on managing the relationship between profitability and risk through pricing while improving the dealer experience.
In 2020, loan originations grew by more than 20% from 2019, mainly in the prime segment on the back of the commercial relationship we have had with Fiat Chrysler Automobiles (FCA Group) since 2013( renewed in July 2019). Auto originations improved particularly in the third quarter as covid-19 restrictions were lifted and dealership activity returned to normal. Prime loans remained elevated from the prior year due to FCA Group incentive programmes.
The NPL ratio dropped to 5.26% (-90 bps in the year). Cost of credit at the end of December stood at 8.09% (-133 bps in the year). Annual net credit losses decreased from last year due to the lower charge-offs resulting from covid-19 loan extensions, federal stimulus and higher recoveries driven by the higher auction prices. Furthermore, due to the decrease in NPL, the non-performing coverage ratio grew to 230% (+55 pp in the year).
Leases carried out exclusively under the FCA Group agreement, primarily with highly creditworthy customers, decreased by 6% to EUR 13,903 million, providing stable and recurring earnings. The management and mitigation of residual value remains a priority.
Brazil
General overview
Economic growth had one of the most moderate declines in Latin America between March and April. Recovery started in May, owing to relaxed confinement measures, the reopening of businesses, fiscal and monetary stimuli, low inflation (4.5% in December vs 4% target), and an expansive monetary policy, with the official rate of interest at 2% from 4.50% at the end of 2019.
Santander Brasil's credit risk amounted to EUR 74,712 million. It decreased by 16% from 2019. Minus the exchange rate effect, it grew by 19%. As of December 2020, Santander Brasil accounts for 8% of Grupo Santander's loan book.
In line with strategy, growth was prominent in retail segments with a more conservative risk profile, driven by customer engagement and loyalty and by new business on digital channels, which significantly increased last year.
The profitability of the SME portfolio increased significantly, boosted by an active loan origination under government programmes (EUR 1.79 billion) to combat the pandemic that provided SMEs with liquidity to adapt to the new environment.
A proactive credit risk management approach was key to achieving a profitable increase in market share, while credit quality indicators remained at moderate levels.
Net loan-loss provisions stood almost flat at EUR 3,018 million (-0.6% compared to 2019), favoured by the exchange rate effect. In local currency, provisions grew by 31% mainly driven by additional provisions related to covid-19.
Cost of credit rose to 4.35% from 3.93% at the end of 2019, driven by the current convid-19 pandemic context, as well as the provisions evolution aforementioned.

Annual report 2020	Contents
Santander Brasil's loan book is distributed as follows:

Portfolio segmentation
Dec.20 data
It is diversified and has an increasing retail profile, with 76% of loans extended to individuals, consumer financing and companies.
Portfolio performance
In 2020 moratorium campaigns had a strong influence on the portfolio. The NPL ratio fell to 4.59% from 5.32% at December 2019, and the coverage ratio increased to 113% from 100%.
In the individuals segment, growth in local currency was strong. Market share of payroll loans, mortgages and other low-risk products increased.
SME lending performed beyond expectations and started to show signs of recovery. All ratios returned to pre-crisis levels. The portfolio was also well provisioned and saw continuous improvement in its risk profile. We must pay close attention to the maturities of government programmes and other payment deferrals to confirm the recovery of the SME market.
To monitor the credit quality of our loan book and prevent deterioration, one of the main credit risk performance indicators we track is the ‘Over 90' impairment ratio. It continues to indicate that Grupo Santander is outperforming its local peers, having stood at 2.1% at the end 2020 (-80 bps vs 2019 year-end), below the average of its competitors.

Over 90 total (%) - PDTE
Dec. 20 data
3.6 Other credit risk details
Credit risk due to our activity in financial markets
This section covers credit risk generated in treasury activities with customers (particularly credit institutions) through money market financing and counterparty risk products, to satisfy their needs.
According to Regulation (EU) 575/2013, counterparty credit risk, which includes derivative instruments, transactions with a repurchase obligation, stock and commodities lending, transactions with deferred repayment and financing of guarantees, arises from the likelihood that a counterparty will default before the final settlement of the transaction's cash flows. We follow two methodologies to measure exposure: mark-to-market (MtM) (replacement value of derivatives) with the potential future exposure ‘add-on’; and the Montecarlo simulation to calculate exposures for some countries and products. We also calculate capital at risk and unexpected loss, which is the difference between the economic capital, net of guarantees and recoveries, and expected loss.
After market close, we recalculate exposures by adjusting transactions to their new time frame, adapting potential future exposure and applying mitigation measures (netting, collateral, etc.) to control exposures directly against the limits approved by senior management. We run risk control with an integrated system in real time that enables us to know the exposure limit with any counterparty, product and maturity and in any of Santander’s subsidiaries at any time.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Exposures to counterparty risk: over the counter (OTC) transactions and organised markets (OM)
At December 2020, according to management criteria for positive market value after applying netting agreements and collateral for counterparty risk activities, total exposure was EUR 5,235 million (net exposure of EUR 30,139 million).

Counterparty risk: exposure in terms of market value and credit risk equivalent, including the mitigation effectA
EUR million
	2020	2019	2018
Market value, netting effectB	37,204	37,365	29,626
Collateral receivedC	31,970	30,100	19,885
Market value with netting effect and collateralD	5,235	7,265	9,741
Netting effectE	30,139	32,552	33,289
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

This table shows how the nominal value and market value of products that generate counterparty credit risk are distributed. Counterparty risk is primarily in interest and exchange rate hedging instruments:

Counterparty risk: Distribution by nominal risk and gross market valueA
EUR million
	2020			2019			2018
	Nominal	Market value		Nominal	Market value		Nominal	Market value
		Positive	Negative		Positive	Negative		Positive	Negative
Credit derivativesB	14,530	145	(215)	29,805	312	(1,357)	24,994	130	(875)
Equity derivatives	53,821	2,973	(1,848)	71,401	2,481	(1,836)	63,042	2,951	(1,840)
Fixed income derivatives	11,370	47	(386)	23,136	119	(177)	9,927	121	(59)
Exchange rate derivatives	863,001	25,341	(27,071)	897,886	21,053	(23,260)	781,641	21,743	(20,098)
Interest rate derivatives	4,917,944	143,679	(139,261)	5,089,817	112,128	(108,651)	5,000,406	86,079	(86,411)
Commodity derivatives	3,732	83	(15)	735	56	(27)	2	—	—
Total OTC derivatives	5,695,339	170,911	(167,650)	5,944,977	135,194	(134,392)	5,770,317	111,025	(109,282)
Derivatives organised marketsC	169,059	1,357	(1,147)	167,803	955	(917)	109,695	902	(1,129)
Repos	146,984	3,978	(7,311)	143,163	4,334	(2,722)	149,006	2,352	(2,466)
Securities lending	46,418	12,500	(26,072)	48,786	17,490	(23,652)	43,675	12,425	(22,272)
Total counterparty riskD	6,057,800	188,746	(202,180)	6,304,729	157,973	(161,682)	6,072,693	126,704	(135,150)
A. Figures under internal risk management criteria.
B. Credit derivatives acquired including hedging of loans.
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
D. Spot transaction not included.

Annual report 2020	Contents
Grupo Santander derivatives transactions focus on terms of less than five years, repos and securities loans maturing in less than one year, as the following chart shows:

Counterparty risk: Distribution of nominal risk by maturityA
EUR million. Dec.20 data
	Up to 1 year	Up to 5 years	Up to 10 years	More than 10 years	TOTAL
Credit derivativesB	26%	66%	3%	6%	14,530
Equity derivatives	59%	39%	2%	0%	53,821
Fixed income derivatives	80%	20%	0%	0%	11,370
Exchange rate derivatives	50%	29%	15%	6%	863,001
Interest rate derivatives	34%	39%	18%	10%	4,917,944
Commodity derivatives	67%	29%	2%	1%	3,732
Total OTC derivatives	35%	38%	18%	9%	5,695,339
Derivatives organised marketsC	65%	34%	1%	0%	169,059
Repos	93%	7%	0%	0%	146,984
Securities lending	99%	1%	0%	0%	46,418
Total counterparty risk	38%	36%	17%	9%	6,057,800
A. Figures under internal risk management criteria.
B. Credit derivatives acquired including hedging of loans.
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
Despite the decline in the credit quality of some counterparties, counterparty credit risk is mainly in highly creditworthy customers (86.4% of counterparty risk rated A or higher), particularly financial institutions (23%) and clearing houses (70%).

Distribution of counterparty risk by customer rating (in nominal terms)A
Dec.20 data
Rating	%
AAA	0.20%
AA	3.48%
A	82.73%
BBB	11.94%
BB	1.57%
B	0.05%
Other	0.02%
A. Ratings based on internally defined equivalences between internal ratings and credit agency ratings.

Transactions with clearing houses and financial institutions are subject to netting and collateral agreements. We make constant efforts to make sure other transactions are covered under these agreements. Most collateral agreements Grupo Santander signs are bilateral, with a few exceptions with multilateral institutions and securitisation funds (in which case agreements are unilateral in the customer’s favour).

Counterparty risk by customer segment
2020 data

Clearing houses

Financial Institutions

Corporates/Project Finance

Sovereign/supranational

Commercial banking/Individuals

Collateral, which we use to reduce counterparty risk, consists of instruments that have certain economic value and high liquidity. One counterparty deposits or transfers it in favour of another to guarantee (or reduce) any counterparty credit risk resulting from portfolios of derivatives with cross-risk.
We regularly appraise transactions subject to collateral agreements (usually daily). We apply contractual parameters to quantify the collateral (usually cash or securities) to be paid or received from the counterparty.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Amid the hardships caused by the pandemic in 2020, the processes to correctly manage collateral in Grupo Santander were notably effective, having become more frequent at the beginning of the year.
The collateral received by Grupo Santander under CSA, OSLA, ISMA, GMRA and other collateral agreements amounted to EUR 31,970 million, including EUR 17,295 million in mostly cash collateral for derivatives (77%). Other collateral is subject to strict quality policies on issuer type and rating, debt seniority and haircuts.
Received collateral is geographically distributed as follows:

Collateral received. Geographic distribution
Dec.20 data

Spain

UK

Mexico

Brazil

Chile

Grupo Santander includes a credit valuation adjustment (CVA) for over-the-counter (OTC) derivatives when calculating the results of trading portfolios to account for credit exposure risk with each counterparty. It also includes a debt valuation adjustment (DVA) for counterparties’ risk relating to Grupo Santander itself on OTC derivatives. At the end of December 2020, CVA adjustments amounted to EUR 272,1 million (a decrease of 22.4% compared to the end of 2019) and DVA adjustments were EUR 171 million (a decrease of 34.6%). This caused credit spreads to fall by approximately 40% in the most liquid periods. The definition and methodology for calculating the CVA and DVA are set out in the section 4.2 ‘Market risk management'.
Counterparty risk, organised markets and clearing houses
Where possible, Grupo Santander’s policies aim to anticipate new regulations on OTC derivatives, repos and securities lending settled through clearing houses or traded bilaterally. Gradual standardization of OTC trading in recent years has allowed for the clearance or settlements of new trades by clearing houses (according to recent regulation) and for increased internal use of electronic execution systems.
We actively manage trades not settled through clearing houses to optimize volumes in view of new regulatory requirements on margins and capital.
Even though counterparty risk management does not consider credit risk on these trades, we have been calculating regulatory credit exposure for organized market trades since 2014, when CRD IV (Capital Requirements Directive) and CRR took effect, transposing the Basel III principles for calculating capital.
The tables below show the weighting of trades settled through clearing houses as a portion of total counterparty risk at December 2020:

Distribution of counterparty risk by settlement channel and product typeA
Nominal in EUR million
	Bilateral		CCPB		Organised marketsC		Total
	Nominal	%	Nominal	%	Nominal	%
Credit derivatives	8,285	59.8%	6,245	40.2%	—	0.0%	14,530
Equity derivatives	15,545	29.8%	62	0.1%	38,214	71.0%	53,821
Fixed income derivatives	11,370	100%	—	0.0%	—	0.0%	11,370
Exchange rate derivatives	827,299	95.9%	31,043	3.6%	4,660	0.5%	863,001
Interest rate derivatives	770,923	15.7%	4,020,927	81.8%	126,094	2.6%	4,917,944
Commodity derivatives	3,641	97.6%	—	0.0%	91	2.4%	3,732
Repos	107,587	73.2%	39,397	26.8%	—	0.0%	146,984
Securities lending	46,418	100%	—	0.0%	—	0.0%	46,418
Total	1,791,067		4,097,674		169,059		6,057,800
A. Figures under internal risk management criteria.
B. Central counterparties (CCP).
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

Annual report 2020	Contents

Distribution of risk settled by CCP and organised markets, by productA
Nominal in EUR million
	2020	2019	2018
Credit derivatives	6,245	11,556	4,231
Equity derivatives	62	370	32,229
Fixed income derivatives	—	—	—
Exchange rate derivatives	31,043	43,358	36,928
Interest rate derivatives	4,020,927	4,087,255	4,025,674
Commodity derivatives	—	0	2
Repos	39,397	23,933	41,492
Securities lending	—	—	—
Total	4,097,674	4,166,472	4,140,556
A. Figures under internal risk management criteria.
Credit derivatives
Santander uses credit derivatives to cover loans, customer business in financial markets and trading. Trading volume is small in terms of our notional (0.4% of total counterparty risk notional) and is subject to a solid set of internal controls and procedures to minimize operational risk.
Concentration risk
Concentration risk control is key for our management. We continuously monitor the degree of concentration of our credit risk portfolios using regions and countries, economic sectors, groups of customers and other criteria.
According to risk appetite, the board sets the maximum levels of concentration, as described in the risk appetite framework and structure of limits in section 2.4 ‘Management processes and tools’. In line with them, the executive risk committee establishes risk policies and reviews the appropriate exposure levels for the effective management of the degree of concentration in our credit risk portfolios.
As indicated in the key metrics section of this chapter, in geographical terms, our credit risk with customers is diversified among our core markets (United Kingdom 27%, Spain 22%, United States 10%, Brazil 8%, etc.).
In terms of sector diversification, approximately 55% of our credit risk is with individuals, who are inherently highly diverse. Our lending portfolio is also well distributed, with no significant concentrations in specific sectors. The chart below shows the distribution at December 2020:

Diversification by economic sectorA

2%
2%
14%
4%
5%
19%
5%
4%
4%
9%
12%
4%
3%
6%
2%
4%

■
■
■
■
■
■
■
■

Agriculture, livestock, forestry and fishing
Extractive industries
Manufacturing industry
Electricity, gas and water production and distribution
Construction
Trade and repairs
Transport and storage
Hotels and restaurants

■
■
■
■
■
■
■
■

Information and communications
Financial and insurance activities
Real estate activities
Professional, scientific and technical activities
Administrative activities
Public administration
Other social services
Other services

A. Excluding individuals and reverse repos.
Grupo Santander must adhere to CRR stipulations on large risks. Thus, the exposure we contracted with a customer or group of associated customers will be a large exposure provided its value is equal to, or greater than, 10% of eligible capital. To limit large exposures, no entity may assume ones exceeding 25% of eligible capital with a single customer or group of associated customers, having factored in the credit risk reduction effect contained in the regulation.
The application of risk mitigation techniques, resulted in no groups triggering these thresholds as of the end of December. Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 5% of outstanding credit risk (lending to customers and off-balance sheet risks) as of December 2020.
Our Risk division closely works with the Finance division to manage credit portfolios. Activities include reducing the concentration of exposures through credit derivatives, securitizations and other techniques to optimize the risk-reward of the entire portfolio.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Country risk
Country risk is a component of credit risk arising in transactions with clients resident in a particular country due to circumstances other than usual business risks. It consists of sovereign risk, transfer risk and others that might affect international financing transactions (wars, natural disasters, current account balance crises, among others). It is embedded in our provisioning models and processes, in compliance with the applicable regulation.
Our country risk management continued to follow a standard of maximum prudence. We assume country risk very selectively in transactions that enhance the global relationship with our customers.
Sovereign risk and risk with government agencies
Sovereign risk occurs in transactions with a central bank. It includes the regulatory cash reserve, issuer risk with the Treasury (public debt portfolio) and risk from transactions with government institutions whose funding only come from the state’s budgetary revenue and not commercial operations.
Our historic criteria can differ from regular EBA stress test standards. Though the EBA does include national, regional and local government institutions, it does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments.
According to our management criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not significant (EUR 12,080 million, 3.8% of total sovereign risk). Furthermore, exposure to non-local sovereign issuers involving cross-border17 risk is even less significant (EUR 7,168 million, 1.8% of total sovereign risk).
Our sovereign exposure in Latin America is mostly in local currency and recognized in local accounts with predominantly short-term maturities. Over the past few years, total exposure to sovereign risk has remained in line with regulatory requirements and our strategy to manage this portfolio.
The shifts in our sovereign risk in our countries is due to our liquidity management strategy and the hedging of interest and exchange rates risks. Santander's exposure spreads among countries with varied macroeconomic outlooks and dissimilar growth, interest and exchange rate scenarios.
Our investment strategy for sovereign risk considers countries' credit quality to set the maximum exposure limits. The following table shows the percentage of exposure by rating level18:

	2020	2019	2018
AAA	18%	20%	11%
AA	25%	24%	20%
A	25%	18%	31%
BBB	14%	15%	13%
Lower than BBB	18%	23%	25%
17 Countries that are not considered low risk by Banco de España
18 Internal ratings are applied

Annual report 2020	Contents
Sovereign exposure at the end of December 2020 is shown in the table below (data in million euros):

	2020					2019
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non- trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	4,100	7,048	13,097	—	24,245	35,366
Portugal	(380)	4,148	4,962	—	8,730	8,689
Italy	249	2,468	1,298	—	4,015	2,735
Greece	—	—	—	—	—	—
Ireland	—	—	—	—	—	—
Rest Eurozone	(29)	1,687	2,396	—	4,054	1,809
UK	(1,672)	612	963	—	(97)	10,363
Poland	16	10,263	668	—	10,947	8,366
Rest of Europe	7	121	942	—	1,070	777
US	589	9,501	5,458	—	15,548	16,299
Brazil	5,127	17,281	5,309	—	27,717	28,998
Mexico	8,005	10,256	2,768	—	21,029	13,673
Chile	148	6,732	75	—	6,955	3,460
Rest of America	19	397	542	—	958	1,029
Rest of the World	—	3,776	976	—	4,752	4,813
Total	16,179	74,290	39,454	—	129,923	136,377

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
4. Market, structural
and liquidity risk
4.1 Introduction
This section refers to the management and control of Grupo Santander’s market risk in 2020. It covers trading as well as structural and liquidity risks. It also includes a brief description about our methodologies and metrics.
Activities exposed to market risk encompass transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; the liquidity risk from our products and markets, and the balance sheet liquidity risk. Therefore, they include trading risks and structural risks.
•Interest rate risk arises from changes in interest rates that could adversely affect the value of a financial instrument, a portfolio or the group as a whole. It affects loans, deposits, debt securities and most assets and liabilities in trading books and derivatives.
•Inflation rate risk originates from changes in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the entire group. It affects instruments such as loans, debt securities and derivatives, where returns are linked to future inflation values or a change in the current rate.
•Exchange rate risk is the sensitivity of a value of a position not denominated in the base currency to shifts in exchange rates. A long or open position in a foreign currency may produce a loss if it depreciates against the base currency. Exposures affected by this risk include non-euro investments in subsidiaries and transactions in foreign currency.
•Equity risk is the sensitivity of the value of open positions in equities to adverse movements in their market prices or expectations about future dividends. This affects positions in shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.).
•Credit spread risk is the sensitivity of the value of open positions in fixed income securities or credit derivatives to movements in the credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.
•Commodity price risk is the risk from changes in commodity prices. Our exposure to this risk is not significant, mainly coming from our customers’ derivative transactions in commodities.
•Volatility risk is the sensitivity of the value of a portfolio to changes in the volatility of interest rates, exchange rates, shares, credit spreads and other risk factors. It is incurred by financial instruments in which volatility affects valuation. The most significant case is the financial options portfolio.
These market risks can be partly or fully mitigated with derivatives such as options, futures, forwards and swaps. However, there are other types of market risk that require more complex hedging:
•Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation) of the same type (e.g., two exchange rates) or different types (e.g., an interest rate and the price of a commodity).
•Market liquidity risk originates when Grupo Santander or a subsidiary cannot reverse or close a position without an impact on the market price or the transaction cost. Market liquidity risk can arise from a reduction in market makers or institutional investors, the execution of a large volume of transactions or market instability. It could also increase depending on how exposures are distributed among products and currencies.
•Pre-payment or cancellation risk originates when mortgages, deposits and other on-balance-sheet instruments give holders the option to buy or sell them, thus altering future cash flows. Potential mismatches on the balance sheet pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
•Underwriting risk arises when an entity underwrites or places securities and other types of debt and assumes the risk of having to acquire issued securities partially if buyers have not taken them up.
•Balance sheet liquidity risk (unlike market liquidity risk) is the possibility of meeting payment obligations late or at an excessive cost. Losses may be caused by forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
•Pension and actuarial risks also depend on shifts in market factors. Further details are at the end of this section.
We make sure we comply with the Basel Committee’s Fundamental Review of the Trading Book and the EBA guidelines on balance-sheet interest-rate risk. Through

Annual report 2020	Contents
several projects, we aim to provide risk managers and control teams with the best tools to manage market risks under the right governance framework for the models we use, to report risk metrics, and help satisfy requirements on these risks.
IBOR Reform
Since 2015, central banks and regulators in several major jurisdictions have promoted the transition to suitable replacements for some existing IBOR (Interbank Offered Rates) benchmarks such as Euro Overnight Index Average (EONIA) and London Interbank Offered Rates (LIBORs).
In order to monitor and address the challenges of the transition, Santander launched the IBOR Transition Programme in 2019. This programme has a group wide scope and reports on a regular basis to our top management involving statutory committees. Its main objective is to ensure a smooth operational transition and to anticipate and address any potential customer and conduct related issues. It also aims to ensure that all impacted areas, business units and geographies understand the risks associated with the transition in a homogeneous way and can take appropriate measures to mitigate them.
The programme is aligned with the recommendations, guidance and milestones defined by regulators and working groups of different jurisdictions. Santander is engaged with the related public and private sector initiatives and participates in the WG Risk Free Rate Groups of different jurisdictions in Europe and America. We provide active feedback on the multiple consultations issued by industry forums, market and bank associations and other public organisms on this issue.

For more details on IBOR reform, see Notes to the consolidated annual accounts nº 53 section 'c) Trading market risk management'.
4.2 Market risk management
Limits management and control system
The covid-19 pandemic significantly affected financial markets in the first half of 2020. Greater uncertainty and higher risks set in as stock prices plummeted, volatility spiralled, treasury bond yields reached record lows, credit-default-swap indices surged and fair values changed significantly. Pricing feeds split across almost all asset classes and market liquidity declined, while bid-offer spreads, intraday fluctuations and market volatility (both realized and implied) increased.
In those challenging market conditions and complex environment, our risk management showed strength, and reliability and the right controls. Our low risk profile saw open positions in our trading portfolios fall, despite spikes in daily VaR levels in March and April (mainly resulting from the Weighted VaR methodology, which puts greater weight on recent market scenarios).
Market risk functions' daily monitoring makes sure market risk positions remain within approved limits. It assesses the performance of, and major changes in, market risk metrics, and distributes regular reports to senior management and other internal and external stakeholders so market risk activities can be properly monitored.
Setting market risk limits is a dynamic process that follows predefined risk appetite levels (see 'Risk appetite and structure of limits' paragraph in section 2.4 ‘Management processes and tools’). It is part of senior management's annual limits plan that extends to all subsidiaries. It is a prudent approach based on these metrics to cover market risk from various standpoints:
•Value at Risk (VaR) and Stressed VaR limits.
•Limits of equivalent and/or nominal positions.
•Interest rate sensitivity limits.
•Vega limits.
•Delivery risk limits for short positions in securities (fixed income and securities).
•Limits on the volume of effective losses to protect earnings from the period:
◦Loss trigger.
◦Stop loss.
•Credit limits:
◦Total exposure limit.
◦Jump to default by issuer limit.
◦Others.
•Limits for origination transactions.
Those general limits include sub-limits. They establish a sufficiently granular structure to control market risk factors Grupo Santander is exposed to in trading. We monitor subsidiaries’ positions daily, mindful of changes in portfolios and trading desks to find events in need of immediate correction and comply with the Volcker Rule.
We establish global approval and control limits, global approval limits with local control, and local approval and local control limits. The head of each country unit or subsidiary requests them based on business type and budget targets, seeking consistency with the risk/return ratio. Limits are approved by the risk bodies in accordance with governance processes.
Subsidiaries must comply with the approved limits. Local executives must explain breached limits and an action plan to correct them in writing and on the day of the breach. Actions could involve reducing a position within the limits or formulating a strategy that justifies a limit increase.
Methodologies and key aspects
a) Value at Risk
Value at Risk (VaR), our standard methodology for risk management and control in trading, measures the maximum expected loss with a specific level of confidence and time frame. The standard for historical simulation is a confidence level of 99% over one day. We apply statistical adjustments efficiently to incorporate recent developments affecting our levels of risk. Our time frame is two years or at least 520 days from the reference date of the VaR calculation.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
We report the higher of two VaR figures we calculate daily. One applies an exponential decay factor that allocates less weight to the oldest observations; the other has the same weight for all observations.
We also simultaneously calculate Value at Earnings (VaE). It measures the maximum potential gain with a certain level of confidence and specific time frame under the same methodology for VaR.
VaR by historical simulation has many advantages as a risk metric. It sums up the portfolio’s market risk in a single number. It is based on actual market movements without assuming functions, forms or correlations between market factors.
However, the VaR metric has some limitations, regardless of the methodology to calculate it. In particular:
•As VaR calculation has a certain level of confidence, it does not indicate the levels of potential losses beyond it.
•The liquidity horizon of some products in the portfolio is greater than the VaR model’s.
•VaR is a static analysis of portfolios’ risk, subject to significant (albeit unlikely) changes in the following day.
The historical simulation methodology also has limitations:
•High sensitivity to the time frame used.
•Inability to capture plausible high-impact events if these do not occur during the time frame used.
•Valuation parameters with no market input (such as correlations, dividends and recovery rates).
•Slow adjustment to new volatilities and correlation, if the newest and oldest data receive the same weight.
Using stressed VaR and expected shortfall (ES) help overcome some of these limitations. We calculate VaR with exponential decay, apply conservative valuation adjustments, and regularly conduct analyses and backtesting to assess the accuracy of the VaR calculation model.
b) Stressed VaR (sVaR) and expected shortfall (ES)
We calculate sVaR daily for our main portfolios with the same methodology as for VaR, with these exceptions:
•We use a window of 260 observations (as opposed to 520 for VaR) over a continuous period of stress on a portfolio. We do the calculation for each major portfolio by analysing the history of a subset of selected market risk factors based on expert judgement and the most significant positions in the books.
•Unlike VaR, we obtain sVaR by using the percentile with uniform weighting, and not with the higher of the percentiles with exponential and uniform weightings.
To calculate expected shortfall (ES), we estimate the value of a potential loss that is higher than the level set by VaR. We also apply uniform weights to all observations. Unlike VaR, ES has the advantage of capturing the risk of large losses with a low probability (tail risk) and being a sub-additive metric.
According to the Basel Committee, an ES with a 97.5% confidence interval delivers a level of risk similar to VaR at a 99% confidence interval.
c) Scenario analysis
Risk measures used in Grupo Santander are based on daily risk management and decision-making assumptions. They include normal market conditions, continuous prices and adequate liquidity. However, they many not fully anticipate extreme movements or unexpected strong changes in the market.
We also run scenario analyses of unexpected events involving a variety of risks that indicate how much capital they would require to absorb losses.
These stress scenarios are important to estimate future risk; overcome the limitations of models and historical data; support liquidity and capital stock plans; report on risk tolerance levels; and develop risk reduction and contingency plans under stress conditions.
We regularly calculate and analyse stress scenarios for our subsidiaries with trading activities, which include historical scenarios, hypothetical scenarios and reverse stress test scenarios.
d) Gauging and backtesting measures
Regulations dictate that the VaR model should accurately capture material risks. VaR uses statistical techniques under normal conditions. Therefore, for a certain confidence level and for a defined time horizon, the estimated maximum loss can differ from real losses. Grupo Santander regularly analyses the VaR calculation model to confirm its accuracy.
Market risk functions run internal backtesting, VaR contrast measures and hypothetical portfolio analyses for subsidiaries the internal market risk model covers. For subsidiaries with an approved internal model, they also perform regulatory backtesting to count overshooting (when the daily loss or profit exceeds VaR or VaE) affecting the calculation of market risk regulatory capital requirements.
Our backtesting assesses the general quality and effectiveness of the risk measurement model and compares the daily VaR/VaE obtained on D-1 with these P&Ls obtained on D:
•Economic P&L is calculated on the basis of end-of-day mark-to-market or mark-to-model values. This test checks whether the VaR/VaE methodology used to measure and aggregate risk is adequate.
•Actual P&L is calculated daily based on the difference between the portfolio's end-of-day value and actual value at the end of the subsequent day. It includes the profit and loss stemming from intraday operations, minus fees, commissions and net interest income. It is used to count regulatory overshootings.
•Hypothetical P&L is calculated daily by comparing the portfolio's end-of-day value and its value at the end of subsequent day, assuming unchanged positions. It doesn't account for the time effect to be consistent with VaR. This backtesting helps us make sure portfolios are regularly subject to an intraday risk not reflected in closing positions

Annual report 2020	Contents
and, therefore, not reflected in VaR. We also use it to count regulatory overshootings.
•Theoretical P&L is calculated with the market risk calculation engine, without intraday results, changes in portfolio positions or time (theta). We use it exclusively to test the quality of our internal VaR model.
We run regulatory backtesting on our subsidiaries every day. We also run internal (not regulatory) backtesting daily, weekly and monthly based on the granularity of a given portfolio level.
The number (or proportion) of overshootings we register is one of the most intuitive indicators of a model’s goodness of fit. We calculate regulatory backtesting for one year (250 days) and at a VaR confidence level of 99%. We can expect between two and three overshootings per year. To calculate market risk regulatory capital, we obtain the regulatory K19 based on the number of overshootings between actual and hypothetical backtestings.
e) Analysis of positions, sensitivities and results
Grupo Santander uses positions to quantify the market values of transactions in the portfolio, grouped by main risk factor and considering the delta value of any futures or options. Risk positions can be in the base currency of the subsidiary and the currency used for standardizing information. We monitor positions daily to detect incidents and correct them immediately.
Measurements of market risk sensitivity estimate the variation of an instrument or portfolio’s market to changes in a risk factor with analytical approximations given through partial derivatives or a complete revaluation of the portfolio.
The risk area’s daily income statement is an excellent indicator of risks and helps identify the impact of changes in financial variables on portfolios.
f) Derivatives activities and credit management
We run controls over derivative activities and credit management daily with specific measures due to their atypical nature. Firstly, we control and monitor underlying assets’ sensitivity to price movements (Delta and Gamma), volatility (vega20) and time (theta). Secondly, we systematically review such measurements as sensitivity to the spread, jump-to-default and concentrations of positions by rating.
For credit risk in trading portfolios, we also calculate incremental risk charge (IRC), an additional metric recommended by the Basel Committee and current regulations. IRC covers default risks and ratings migration not adequately captured in VaR through variations in credit spreads.
We apply this metric to public and private fixed-income bonds, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). We calculate IRC using direct measurements of loss distribution tails at an appropriate percentile (99.9%)
over a one-year horizon. We follow the Montecarlo methodology, applying one million simulations.
g) Credit valuation adjustment and debit valuation adjustment
Grupo Santander calculates trading portfolio results with credit valuation adjustment (CVA) and debit valuation adjustment (DVA). The CVA is for over the-counter (OTC) derivatives and results from the risk associated with the credit exposure assumed with each counterparty.
The CVA for a particular counterparty is the total CVA for all its maturities. To calculate it, we consider such inputs as expected exposure, loss given default, probability of default and a discount factor curve.
DVA is similar to CVA but results of the risk our counterparties assume in OTC derivatives.
4.3 Market risk key metrics
In 2020, market risk levels remained low in a complex environment marked by uncertainty from the impact of the health crisis, trade disputes, low interest rates and Brexit negotiations. Our exposure in trading portfolios was lower in all risk factors compared to previous years.
Risks arose from trading with customers in non-complex instruments. They were mainly focused on hedges of interest rate and exchange rate risks. The contribution of proprietary positions in trading portfolios to overall risk also was substantially lower than in previous years.
In 2020, consumption of trading limits was generally low. Limits are set based on the Group’s risk appetite for this type of activity.
Lower risk levels are also evident even under stressed scenarios, as seen in the losses given by stress tests regularly carried out to assess any risks not reflected in usual metrics for controlling and monitoring trading risks.
Market risk capital requirements
We determine required capital for market risk using both internal and standardized models.
In 2019, the ECB authorized Grupo Santander to use internal market risk models to calculate regulatory capital in our trading books in Spain, Chile and Mexico. It also extended Spain’s internal model to the Santander London Branch. We aim to gradually extend this approval to other subsidiaries and are working closely with the ECB to analyse the requirements in recently published Basel Committee documents to strengthen banks’ capital positions.
Grupo Santander launched the global Market Risk Advanced Platform (MRAP) initiative. It sets out to make our current market risk infrastructure stronger according to the new market risk regulatory framework (FRTB). It also adapts our market risk internal models to the latest TRIM (Targeted Review of Internal Models) guidelines and supervisory expectations. It follows a multi-disciplinary and multi-geographical approach, involving our entities with market-
19 K: Parameter used for calculating the consumption of regulatory capital due to market risk.
20 Vega, a Greek term, is the sensitivity of the value of a portfolio to changes in the price of market volatility

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
risk operations, Market Risk, IT, Front Office, Finance and Regulatory Affairs and other important stakeholders.
In 2020, it significantly enhanced our functional and IT architecture and operating models and generated synergies between initiatives and resources.
Grupo Santander’s consolidated regulatory capital under the internal market risk model computes the total regulatory capital of subsidiaries with necessary approval from the ECB. This is a conservative standard for consolidating our capital because we do not contemplate capital savings arising from geographic diversification.
As a result of this approval, we calculate regulatory capital for trading perimeter with advanced approaches. We use VaR, stressed VaR and IRC (incremental risk charge) as fundamental metrics, in keeping with new requirements under the Basel Accords, particularly the CRR.
VaR analysis
Grupo Santander focused our strategy on customers’ trading, minimizing net directional risk exposures and keeping trades diversified by geography and risk factor. This is reflected in the VaR of the SCIB trading book.
Despite high market volatility, particularly with interest and exchange rates, it was mostly below the average trend of the last three years except for the spike caused in March and April, ending December at EUR 8.3 million.

VaR 2018-2020
EUR million. VaR at 99% over a one day horizon
In 2020, VaR fluctuated between EUR 54.8 million and EUR 6.5 million. The average VaR was EUR 12.5 million, slightly higher than in 2019 and 2018 (EUR 12.1 million and EUR 9.7 million, respectively).

Annual report 2020	Contents
Risk per factor
This table displays the latest and average VaR values at 99% by risk factor over the last three years, the lowest and highest values in 2020 and the ES at 97.5% as of the end of December 2020:

VaR statistics and Expected Shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2020					2019		2018
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	6.5	12.5	54.8	8.3	8.1	12.1	10.3	9.7	11.3
Diversification effect	(6.0)	(13.1)	(15.8)	(11.8)	(12.6)	(8.2)	(9.9)	(9.3)	(11.5)
Interest rate	4.7	9.2	29.2	5.4	5.9	10.0	9.2	9.4	9.7
Equities	2.1	4.4	14.7	3.1	3.7	2.9	4.8	2.4	2.8
Exchange rate	2.6	5.9	12.9	6.0	5.5	3.9	2.6	3.9	6.2
Credit spread	3.1	5.5	11.4	4.5	4.5	3.4	3.5	3.4	4.1
Commodities	—	0.5	2.5	1.1	1.0	—	—	—	—

Total Europe	5.0	10.5	39.1	8.0	9.3	6.3	10.1	5.0	5.5
Diversification effect	(4.6)	(10.6)	(21.9)	(8.9)	(8.8)	(6.9)	(8.3)	(6.7)	(8.2)
Interest rate	3.2	7.9	24.0	6.5	7.2	6.0	8.2	5.0	5.8
Equities	2.1	4.3	15.0	3.0	3.6	1.9	4.9	1.1	1.2
Exchange rate	1.3	3.5	10.7	2.9	2.7	1.9	1.9	1.7	2.1
Credit spread	3.1	5.5	11.4	4.5	4.5	3.4	3.5	3.9	4.6
Commodities	—	—	—	—	—	—	—	—	—

Total North America	2.8	6.6	13.7	2.9	2.7	3.5	3.8	7.2	8.3
Diversification effect	0.7	(2.2)	(5.3)	(1.1)	(0.9)	(1.3)	(21.0)	(4.8)	(2.7)
Interest rate	1.6	3.4	7.1	3.3	3.0	2.6	3.4	6.2	7.7
Equities	0.0	0.3	1.2	0.1	0.1	0.2	0.1	0.1	0.0
Exchange rate	0.5	5.1	10.7	0.5	0.5	2.0	2.4	5.5	3.3

Total South America	2.4	5.6	26.4	4.5	5.0	9.5	6.0	7.2	10.0
Diversification effect	(0.8)	(3.4)	(13.8)	(4.3)	(3.7)	(2.9)	(3.8)	(3.5)	(2.3)
Interest rate	2.3	5.2	26.3	4.1	4.2	7.8	5.9	6.4	6.6
Equities	0.2	1.0	6.3	0.5	0.5	2.0	1.7	2.5	2.9
Exchange rate	0.8	2.7	7.6	4.2	4.2	2.6	2.1	1.9	2.9
A. In the Americas, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
By the end of December, VaR had decreased by EUR 2 million from the end of 2019. Average VaR increased slightly by EUR 0.4 million. By risk factor, average VaR increased in most factors due to higher market volatility along the year. By geographic area, average VaR rose in Europe and North America but remained at low levels.
VaR by risk factor has generally remained stable over the last few years. Temporary rises were due more to temporary increases in the volatility of market prices than significant changes in positions.
Backtesting
Actual losses can differ from those forecast by VaR due to its limitations. Grupo Santander regularly analyses the accuracy of the VaR calculation model (see the Methodologies section 4.2 ‘Market risk management’). The most important tests consist of backtesting exercises:
•For hypothetical P&L backtesting and for the total portfolio, we observed overshootings in VaR at 99% on 9 and 12 March and on 7 July and on 30 December.
•In the case of VaE at 99%, overshootings were observed on 20 March.
•Most overshootings were due to the strong market variations caused by the health crisis.
•The overshootings we observed in 2020 are consistent with the assumptions in the VaR calculation model.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Backtesting of trading portfolios: daily results vs. VaR for previous day
EUR million
Derivatives risk management
Our derivatives business primarily sells investment products and hedges risks for customers. Our risk management aims to keep net open risk as low as possible. Transactions include options on equities, fixed income and exchange rates, mainly in Spain, Brazil, UK and Mexico.
The following chart shows the VaR Vega21 of structured derivatives over the last three years. It fluctuated at an average of about EUR 1.8 million. Higher VaR levels generally related to significant rises in market volatility owing to the beginning of the current health crisis, the US’s trade disputes with China and Europe and political uncertainty in some of our geographies.

Change in risk over time (VaR) of structure derivatives
EUR million. VaR Vega at a 99% over a one day horizon
21 Vega, a Greek term, understood as the sensitivity of the value of a portfolio to changes in the price of market volatility.

Annual report 2020	Contents
The VaR average was driven by interest rates, equities and exchange rates. Average risk in 2020 (EUR 1.9 million) was slightly higher than in 2019 and 2018. This is depicted in the table below:

Financial derivatives. Risk (VaR) by risk factor
EUR million. VaR at a 99% over a one day horizon
c
	2020				2019		2018
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	1.1	1.9	5.9	2.3	1.5	2.6	1.8	1.1
Diversification effect	(0.5)	(1.3)	(7.4)	(1.7)	(1.1)	(1.3)	(1.4)	(1.4)
VaR interest rate	0.6	1.0	2.5	1.8	1.1	2.7	0.9	0.9
VaR equities	0.7	1.3	5.0	1.4	0.8	0.8	1.2	1.0
VaR exchange rate	0.3	0.9	5.8	0.8	0.6	0.4	1.1	0.6
VaR commodities	—	—	—	—	—	—	—	—
Grupo Santander's exposure to complex structured instruments and assets is very limited, this is a reflection of our risk culture and prudent risk management. At the end of December 2020, our exposures in this area were:
•Hedge funds: exposure was EUR 344 million (all indirect), acting as counterparty in derivatives transactions. We analyse the risk related to this type of counterparty on a case by case basis, establishing percentages of collateralization based on each fund’s features and assets.
•Monolines: no exposure at the end of December 2020.
Grupo Santander's policy for approving new transactions in these products remains extremely prudent and conservative. It is strictly supervised by top management.
Scenario analysis
We regularly calculate and analyse several stress test scenarios for all trading portfolios, including:
Historical scenarios
Historical scenarios study the behaviour of trading portfolios in crisis conditions or significant market events that have occurred in the past, trying to estimate the maximum losses under the assumption that such events occur again.
•Subprime Crisis: historical scenario based on the events that occurred in the 2007-2008 period, which began as a result of the US subprime mortgage crisis. This financial crisis led to a sharp increase in volatility and a sharp reduction in liquidity in all financial markets worldwide. The worst 1-day and 10-day market shocks are identified for each market risk factor.
•Covid-19 crisis: historical scenario included in 2020 within our stress testing program, based on the sharp movements in the financial markets as a result of the covid-19 crisis. Its calculation is based on the identification of the 10-day period with higher losses in trading portfolios during the first two quarters of 2020. In this period, all risk factors were affected: stock markets felt sharply, volatility increased across all risk factors, emerging market currencies depreciated, government bond yields reached record lows and credit spreads widened significantly.
Hypothetical scenarios
Hypothetical scenarios use extreme scenarios of shocks in market risk factors that do not necessarily correspond to historical events. They have an ex-ante approach (unlike historical scenarios, which have an ex-post overview).
•Abrupt Crisis: ad-hoc scenario with sharp movements in all risk factors: rise in interest rate curves, sharp falls in stock markets, strong appreciation of USD against other currencies, increase in volatility and credit spreads and default of main debt and equity positions.
•Worst Case scenario: hypothetical scenario which combines movements in risk factors with their respective volatilities. The construction of this scenarios is based on historical volatilities, assuming a variation tors of +/-3 and +/-6 daily standard deviations, Irrespective of the historical correlation between them. Its aim is to analyse the risk profile and potential maximum losses of trading portfolios, identifying the most unfavourable scenario.
•EBA Adverse scenario: hypothetical scenario based on the adverse macroeconomic scenario to be applied to all market risk factors, as proposed by the EBA to perform the "EU wide stress test” exercise every two years.
•Forward Looking scenario: plausible hypothetical scenario based on current portfolios and expert judgement regarding the short term expected movements in market risk factors that may negatively affect trading positions.
Reverse stress test scenarios
Reverse stress test scenarios identify market variable shifts that can lead to a loss that will endanger our survival. They complement traditional stress scenarios and help signal business vulnerabilities, hidden risks and interactions between risk factors. They begin with a known stress result (such as failure to achieve determined capital, liquidity or solvency ratios) and identify extreme scenarios.
Other stress test scenarios
We run other stress tests on a quarterly basis to identify potential losses or significant capital impacts resulting from extreme market movements:
•IRC scenarios: designed to stress default risk and the credit rating migration risk in the trading portfolios.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•Stress proxies scenario: specifically defined to measure the effect of an incorrect selection of proxies in the VaR calculation.
•Illiquidity and concentration scenarios: defined to capture impact from illiquidity of markets in stressed market conditions, gapping of prices and concentration risk.
The results for the Worst case scenario as of the end of December 2020 are shown in the following table:

Stress scenario: maximum volatility (worst case)
EUR million. Dec. 2020 data

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(40.6)	(25.1)	(7.3)	(4.9)	—	(77.9)
Europe	(21.0)	(24.5)	(3.0)	(4.6)	—	(53.1)
North America	(1.6)	(0.1)	(1.0)	—	—	(2.7)
South America	(18.0)	(0.5)	(3.3)	(0.3)	—	(22.1)
The stress tests reveal that the economic loss in trading portfolios would be EUR 78 million (market price) if the stress movements in the worst case scenario materialized in the market. The loss would mainly affect Europe (in this order: equities, interest rates, credit spread and exchange rates).

Annual report 2020	Contents
Association with balance sheet items
Grupo Santander's consolidated balance sheet items subject to market risk are shown below, distinguishing between positions for which the main risk metric is VaR and others for which risk monitoring is carried out using other metrics.

Risk metric values on the consolidated balance sheet
Million euros. Dec. 2020 data

		Main market risk metrics
Assets subject to market risk	Balance sheet amount	VaR	Other	Main risk factors for 'Other' balance
Cash, cash balances at central banks and other deposits on demand	153,839		153,839	Interest rate
Financial assets held for trading	114,945	114,945		Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	4,486	3,234	1,252	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	48,717	35,337	13,380	Interest rate
Financial assets at fair value through other comprehensive income	120,953		118,170	Interest rate, spread
Financial assets measured at amortised cost	958,378		958,378	Interest rate
Hedging derivatives	8,325		8,325	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,980		1,980	Interest rate
Other assets	96,627
Total assets	1,508,250

Liabilities subject to market risk
Financial liabilities held for trading	81,167	81,167		Interest rate, spread
Financial liabilities designated at fair value through profit or loss	48,038	14,641	33,397	Interest rate
Financial liabilities at amortised cost	1,248,188		1,248,188	Interest rate, spread
Hedging derivatives	6,869		6,869	Interest rate, exchange
Changes in the fair value hedged items in portfolio hedges of interest rate risk	286		286	Interest rate
Other liabilities	32,380
Total liabilities	1,416,928
Total equity	91,322

4.4 Structural balance sheet risk management
Limits management and control systems
Policies set by top management define structural risk control and oversight mechanisms according to regulatory requirements and our risk appetite statement. Control mechanisms consider structural risk sub-types and their implications, contingencies and interrelations.
In the covid-19 crisis, our risk controls and mechanisms proved appropriate to maintain risk levels under our appetite limits, requiring no additional management actions.
The second line of defence’s structural risk function ensures that this risk is understood, monitored and reported to top management according to governance procedures by:
•defining interest rate risk metrics and reviewing and challenging liquidity risk appetite and limits proposals by the first line of defence;
•overseeing interest rate risk management by the first line of defence and verifying compliance with interest rate risk limits;
•reporting regularly to top managers on the risk profile and providing guidelines to business lines on measures to be taken;
•issuing opinions and challenging business proposals, providing top management and business units with the tools to understand the interest rate risk in businesses and operations; and

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•confirming adequate interest rate risk procedures, and setting and monitoring models and policies.
Like with market risk, annual limits planning sets limits for balance sheet structural risks based on risk appetite. The main limits we use are:
•Balance-sheet structural interest-rate risk:
◦Limit on net interest income (NII) sensitivity over a 1 year horizon.
◦Limit on the sensitivity of economic value of equity (EVE).
◦Limit on the market value of ALCO portfolios under stress scenarios.
•Structural exchange rate risk:
◦Limit on net permanent position of the Core Capital Ratio.
◦Limit on the individual hedge that must be maintained by currency.
Risk management executives from lines of business must explain why limit or sub-limit breaches and provide action plans to correct them.
Methodologies and key aspects
a) Structural interest-rate risk
Grupo Santander analyses the potential impact of changes in interest rate levels on EVE and NII. Depending on the changes in rates, impacts will be different and therefore various subtypes of interest rate risk need to be monitored and managed, such as repricing, curve or basis risk.
Based on the balance-sheet interest rate position and the market situation and outlook, financial actions (such as transacting positions or setting interest rates for products we market) may be needed to attain the desired risk profile determined by the group.
The suite of metrics used to monitor interest rate risks includes the sensitivity of NII and EVE to changes in interest rates, and value at risk (VaR) for calculating economic capital, among others:
•Net interest income sensitivity
NII is the difference between income from interest on assets and the interest cost of liabilities in the banking book over 1 year. NII sensitivity is the difference between the NII calculated under a selected scenario and the NII calculated under a base scenario. There can be as many NII sensitivities as scenarios. This metric helps identify short-term risks and is complementary to EVE sensitivity.
Risk appetite uses sensitivity to parallel changes in the worst case scenario from -100 basis to + 100 bps (hereinafter, figures show the exposure under these scenarios).
•Economic value of equity sensitivity
Economic value of equity (EVE) is the difference between the net current value of assets and the net current value of outstanding in the banking book at a certain point in time. EVE sensitivity is the difference in EVE calculated under a selected scenario and under a base scenario. There can be as many EVE sensitivities as scenarios. This metric helps identify long-term risks, and it is complementary to NII.
Risk appetite uses sensitivity to parallel changes in the worst case scenario from -100 to +100 bp.
b) Interest rate models
Interest rate risk metrics consider the behaviour of financial products under stressed scenarios where uncertainty is common and contractual terms may not be met. We have developed methodologies to help explain products' behaviour. Key interest rate risk models are:
•treatment of liabilities with no defined maturity
Under Grupo Santander's model, account balances with no maturity use stable and unstable volumes; velocity of run off the volume over time; the relationship between customer rates and market rates; and other variables.
•pre-payment treatment for certain assets
Pre-payment risk mainly affects fixed-rate mortgages in subsidiaries where contractual rates are low relative to market levels. They model this risk and include it in risk appetite metrics.
c) Structural foreign exchange rate risk/hedging of results
We monitor these activities daily via position measurements, VaR and results.
d) Structural equity risk
We monitor these activities monthly via position measurements, VaR and results.
4.5 Structural balance sheet risk key metrics
Our market risk profile inherent in asset volumes, shareholders’ equity and net interest income on our balance sheet remained moderate in 2020, in line with previous years.
Each subsidiary’s finance division manages its interest rate risk from commercial banking. It is responsible for managing structural risk caused by fluctuating interest rates.
Grupo Santander measures interest rate risk with statistical models. It relies on mitigation strategies for structural risk with interest rate instruments, such as fixed income bond portfolios and derivative instruments to keep the risk profile within risk appetite.
Structural interest rate risk
Europe
The EVE and NII sensitivities of our main balance sheets (Santander Spain and Santander UK) are usually positive.

Annual report 2020	Contents
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December 2020, considering the scenarios previously mentioned, the most significant risk of NII sensitivity was in the euro, at EUR 191 million; the Polish zloty, at EUR 66 million; the British pound yield curve at EUR 25 million; and the US dollar, at EUR 19 million, all relating to the risk of rate cuts.

Net interest income (NII) sensitivity
% of total
* Other: Portugal and SCF.
The most significant risk in economic value of equity was in the euro interest rate curve, at EUR 2,236 million; the British pound at EUR 643 million; the US dollar at EUR 142 million; and the Polish zloty at EUR 22 million, all relating to the risk of rate cuts.

Economic value of equity (EVE) sensitivity
% of total
* Other: Poland, Portugal and SCF.

North America
The EVE and NII of our North American balance sheets (excluding the EVE of Mexico) usually show positive sensitivities to interest rates.

Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December, the most significant risk to net interest income was mainly in the US (EUR 61 million).

Net interest income (NII) sensitivity
% of total
The most significant risk to the economic value of equity was also in the US (EUR 1,035 million).

Economic value of equity (EVE) sensitivity
% of total
South America
The economic value and net interest income in our South American balance sheets are usually positioned for interest rate cuts.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December, the most significant risk to net interest income was mainly located in Chile (EUR 80 million) and Brazil (EUR 68 million).

Net interest income (NII) sensitivity
% of total
* Other: Argentina, Peru and Uruguay.
The most significant risk to the economic value of equity was also mainly in Chile (EUR 313 million) and Brazil (EUR 278 million).

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Economic value of equity sensitivity
% of total
* Other: Argentina, Peru and Uruguay.

Structural foreign exchange rate risk/results hedging
Our structural exchange rate risk is driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. Our dynamic management of this risk seeks to limit the impact on the core capital ratio of foreign exchange rate movements. In 2020, hedging of the core capital ratio for foreign exchange rate risk was kept close to 100%.
In December 2020, the largest exposures of permanent investments (with their potential impact on equity) were (in order) in US dollars, British pounds sterling, Brazilian real, Mexican pesos, Chilean pesos and Polish zlotys. We hedge some positions (which are permanent in nature) with foreign exchange-rate derivatives. The Finance Division is also responsible for foreign exchange rate risk management, hedging expected results and dividends in subsidiaries whose base currency is not the euro.

Structural equity risk
Grupo Santander maintains equity positions in its banking book and its trading portfolio as equity instruments or equity stakes depending on the percentage owned or control. We diversified the equity portfolio in the banking book at the end of December 2020 between securities in Spain, China, Morocco, Poland and other countries. Most of the portfolio invests in the finance and insurance industries. Other industries with lower exposure allocations include real estate.
Structural equity positions have market risk exposure. We calculate VaR for these positions with market price data series or proxies. By the end of December 2020, the VaR at 99% over a one day time horizon was EUR 319 million (EUR 170 million and EUR 180 million at the end of 2019 and 2018, respectively).
Structural VaR
A standardized metric such as VaR can be used for monitoring total market risk for the banking book (excluding the trading activity of SCIB, as described in section 4.3 ‘Market risk key metrics’). We distinguish fixed income considering interest rates and credit spreads on ALCO portfolios, exchange rates and equities. In general, structural VaR is not material in terms of our volume of total assets or equity.

Structural VaR
EUR million. VaR at a 99% over a one day horizon
	2020				2019		2018
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	611.4	911.0	1,192.1	903.1	511.4	729.1	568.5	556.8
Diversification effect	(227.2)	(349.8)	(261.0)	(263.4)	(304.2)	(402.0)	(325.0)	(267.7)
VaR Interest RateA	345.5	465.1	581.9	345.5	345.6	629.7	337.1	319.5
VaR Exchange Rate	317.8	499.9	547.0	502.6	308.1	331.7	338.9	324.9
VaR Equities	175.3	295.9	324.2	318.5	161.9	169.8	217.6	180.1
A. Includes credit spread VaR on ALCO portfolios.

Annual report 2020	Contents
4.6 Liquidity risk management
The liquidity risk function in the second line of defence is responsible for ensuring that liquidity risk is understood, monitored and reported to top management and across the group according to our governance framework by:
•defining liquidity risk and provides detailed assessments of current and emerging material liquidity risks.
•defining liquidity risk metrics, and reviewing and challenging liquidity risk appetite and limits proposals by the first line of defence.
•overseeing liquidity risk management by the first line of defence, assessing whether businesses remain within risk appetite limits and verifying compliance with liquidity risk limits.
•reporting to governance bodies on risk, risk appetite and breaches.
•issuing an opinion, challenging business proposals, and providing top management and business units with the tools to understand liquidity risk in businesses and operations.
•providing a consolidated view of liquidity risk exposures and the liquidity risk profile.
•confirming appropriate liquidity procedures to manage businesses within risk appetite limits.

Our liquidity framework has helped us manage the covid-19 crisis, with the daily analyses of liquidity position for committees and the regulator. We have enhanced the control framework by:
◦increasing reporting frequency with daily monitoring of LCR metrics.
◦focusing on monitoring committed lines in our geographies.
◦reporting to senior management weekly.
◦reviewing liquidity stress scenarios based on observations of the covid-19 crisis.
Methodologies and key aspects
Grupo Santander measures liquidity risk with tools and metrics that account for the appropriate risk factors.
a) Liquidity buffer
The liquidity buffer is a portion of total liquidity with funds withdrawals (liquidity outflows) resulting from periods of stress. It consists of a set of unencumbered liquid resources we can immediately use to generate liquidity promptly without incurring any loss or excessive discount. We use it as a tool to calculate most liquidity metrics. It is also a metric in its own right, with specified limits for each subsidiary.
b) Liquidity coverage ratio (LCR)
LCR is a regulatory metric to reinforce the short-term resistance of a bank’s liquidity risk profile by ensuring available sufficient high-quality liquid assets to withstand a stress scenario (idiosyncratic stress or market stress) of considerable severity for thirty calendar days.
c) Wholesale gap metric
The wholesale gap metric measures the days the group would survive on liquid assets to cover the liquidity losses assuming non-renewable wholesale financing outflows for a determined liquidity horizon. We also use it as an internal short-term liquidity metric to reduce the risk of dependence on wholesale funding.
d) Net stable funding ratio
Net stable funding ratio (NSFR) is a regulatory metric we use to measure long-term liquidity risk. It is the coefficient of available stable funding and required stable funding. It requires banks to maintain a solid balance sheet where assets and off-balance sheet activities are funded with stable liabilities.
e) Asset encumbrance metrics
Grupo Santander uses two types of metrics to measure asset encumbrance risk: the asset encumbrance ratio, which calculates the proportion of total encumbered assets to the entity’s total assets; and the structural asset encumbrance ratio, which measures the proportion of encumbered assets from structural funding transactions (mainly long-term collateralised issuances and funding from central banks).
f) Other liquidity indicators
Aside from traditional liquidity risk measurement tools for short-term risk and long-term or funding risk, Grupo Santander has created additional liquidity indicators that measure other liquidity risk factors. They include top one and five funding providers, distribution of funding by maturity date and other concentration metrics.
g) Liquidity scenario analysis
Grupo Santander uses four standard scenarios as liquidity stress tests:
i.An idiosyncratic scenario of events that adversely affect the group alone;
ii.A local market scenario of events that have serious adverse effects on the financial system or real economy of our base country;
iii.A global market scenario of events that have serious adverse effects on the global financial system; and
iv.A combined scenario, coupling idiosyncratic events with severe (local and global) market events arising simultaneously and interactively.
Santander uses outcomes from stress scenarios with other tools to determine risk appetite and support business decision-making.
h) Liquidity early warning indicators (EWI)
The system of liquidity EWI comprises quantitative and qualitative indicators to foresee liquidity stress situations and weaknesses in group entities’ funding and liquidity structure. EWI are both external (environmental) and internal, respectively relating to market financial variables and to our own actions.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
i) Intraday liquidity metrics
Grupo Santander uses the Basel regulatory definition and calculates a set of metrics and stress scenarios regarding the intraday liquidity risk, in order to maintain a high-level management and control.
4.7 Liquidity risk key metrics
Grupo Santander's strong liquidity and financing position is based on a decentralized liquidity model. Each subsidiary manages liquidity independently and maintains large buffers of highly liquid assets.
In general, LCR remained stable and regulatory ratios are above the threshold. The regulatory minimum required in 2020 was 100% and our risk appetite limit was 110%.
Grupo Santander has an effective management of its liquidity buffers to maintain a proper liquidity profile (regulatory limits) and keep our balance sheet profitable.
Most subsidiaries also maintain sound balance sheet structures. They have stable financing structures, based on a broad customer deposit base, which covers structural needs, with low dependence on short-term funding and liquidity metrics well above local and group regulatory requirements and within risk appetite limits.
The regulatory NSFR metric remained above 100% for our core units as well as for the consolidated ratio. We anticipate full compliance with the regulatory minimum requirement in 2021.
Our structural assets' encumbrance risk levels are in line with our European peers’. The main sources of encumbrance are collateralized debt issuances (securitisations and covered bonds) and collateralized funding facilities provided by central banks.
Our subsidiaries’ balance sheets have also proved sound under stress scenarios constructed in accordance with uniform corporate criteria. All subsidiaries would survive the worst case scenario for at least 45 days, meeting liquidity requirements with their liquid asset buffers alone.

For more details on liquidity metrics, see section 3.4 ‘Liquidity and funding management’ of the chapter on Economic and financial review.
4.8 Pension and actuarial risk management
Pension risk
Grupo Santander assumes the financial, market, credit and liquidity risks in the assets and investments of benefit employee pension funds, as well as the actuarial, market and credit risks from pension obligations with its employees. Our main goal in the pension risk control and management is to identify, measure, monitor, mitigate and disclose all sources of pension risk.
We annually estimate combined losses in assets and liabilities under a stress scenario that includes changes in interest rates, exchange rates, inflation, stock markets, real estate prices and credit spread.
Varying financial assumptions and market conditions in the covid-19 crisis has had an impact on pension and actuarial risk. It is too early to know the effects of mortality risk among pension holders.
In the first half of 2020 the higher credit spreads and interest rates in our main geographies had a positive effect on pension risk. During the second half, their decline had a negative impact, which inflation partiallyoffset. Grupo Santander took de-risking actions in core subsidiaries to reduce the exposure to pension and actuarial risks. As a result, the pension obligation decreased.
Actuarial risk
Actuarial risk stems from biometric changes in the life expectancy of pension scheme beneficiaries; from life insurance holders; unforeseen non-life insurance payments; and unexpected changes in holders’ behaviour when filing claims covered in insurance contracts. We distinguish these actuarial risks:

•Life liability risk: risk of a loss if fluctuations in risk factors changes the value of pension liabilities:
◦Mortality/longevity risk: risk of loss if variations in insured parties' estimated probability of death/survival parties changes the value of liabilities.
◦Morbidity risk: risk of loss if insured parties' estimated probability of disability/incapacity changes the value of liabilities.
◦Surrender/lapse risk: risk of loss if early termination or variation in policyholders’ rights to surrender, extraordinary contributions and/or paid up options changes in the value of liabilities because of.
◦Expense risk: risk of loss if an adverse deviation in expected expenses changes the value of liabilities.
◦Catastrophe risk: losses if catastrophic events increase pension liabilities.
•Non-life liability risk: risk of losses from changes in the value of Santander's non-life benefit liabilities with employees, caused by fluctuations in related risk factors:
◦Premium risk: loss from insufficient premiums to pay for claims that might be made in the future
◦Reserve risk: losses from insufficient reserves for unsettled claims, including related costs.
◦Catastrophe risk: losses if catastrophic events increase non-life liabilities.

Annual report 2020	Contents
5. Capital risk

5.1 Introduction
Grupo Santander includes risk from inadequate quantity or quality of capital to fulfil internal business objectives, regulatory requirements and market expectations within structural risk.
Our Capital Risk function, which is part of the second line of defence, controls and oversees capital management in the first line. It checks that our capital adequacy and coverage match our risk profile. It also validates and monitors transactions that could be considered significant risk transfers (SRT).
It brings together capital planning, budget execution and monitoring, the ongoing measurement of capital and the reporting and disclosure of capital data (described below).
The Capital Risk function oversees the first line of defence's capital activities. They are grouped into four distinct workflows and ensure the right monitoring for our risk profile:
•Capital planning: internal process to set capital levels and returns consistently with our group-wide strategy. Because we must ensure solvency and efficiency of capital, we identify capital actions to achieve our capital ratios and our return on capital targets.
•Capital adequacy: assessment of capital levels to cover our types of risk. It is based on Grupo's Santander risk identification and measurement (RPA), strategy and risk appetite. For more details, see section 2.4 'Management processes and tools' - Risk profile assessment and Risk appetite and structure of limits.
•Capital risk measurement: process to cover activities required to measure capital metrics, based on a set methodology for obtaining final figures. It also supports the stages of capital management, monitoring, oversight and control.
•Origination: process to evaluate portfolios' capital efficiency to reduce capital through securitizations, risk mitigation techniques, asset sales and other initiatives.
In 2020, the Capital Risk function continued to work on improving the Target Operating Model (TOM), a key milestone of which was its deployment and monitoring in subsidiaries through these tasks:
•Revising and updating local capital risk procedures.
•Unifying capital reporting under our common guidelines while adapting to local market regulations and circumstances.
•Following up regularly on local progress made on the TOM.
Key initiatives 2020
Capital risk management focused on protecting solvency amid the current covid-19 pandemic. We prioritized measuring items we found that could affect capital ratios and continuously monitored key metrics.
In capital planning, the Capital Risk function regularly evaluates potential deviations in capital forecasts to set budget uncertainty levels.
In 2020, the Capital Risk function closely followed the evolution of solvency levels amid growing concerns about covid-19's and especially its impact on our organic generation and securitizations plan, the impact of model reviews by the regulator and the effect of new regulations resulting from this context.
The impact of market variables on capital levels was also monitored. The Group implemented hedging policies to mitigate the volatility on our CET1 ratio. This year, smaller ALCO portfolios also contributed to a significant reduction in volatility.
At year end, the group-wide CET1 ratio amounted to 12.34%. It increased by 69 bps from the previous year, above our target ratio and comfortably meeting the levels required by the regulator of 8.85% (from 9.69%). In the first quarter of the year, regulators enacted new capital requirements. These included reducing Pillar 2 and countercyclical buffers, which drove minimum CET1 down to 8.85% (from 9.69%).
Nevertheless, Grupo Santander kept solvency appetite limits, above which capital ratios remained throughout the year.
Despite the persisting uncertainties, organic capital generation grew 104 bps in the year on the back of sound underlying profits and the management of RWA influenced by securitizations.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

For more details, see the section 3.5 ‘Capital management and adequacy. Solvency ratios' in the Economic and financial review.
5.2 Capital risk management
In the second line of defence, capital risk management can independently challenge business and first-line activities by:
•reviewing key items affecting capital ratios to supervise capital planning and adequacy exercises.
•identifying key metrics to calculate regulatory capital; setting tolerance levels; and analysing significant variations and single transactions that impact on capital.
•reviewing and challenging proposed capital actions according to capital planning and risk appetite.
Supervision of capital planning and adequacy exercises
The Capital Risk function reviews capital planning and adequacy exercises to make sure capital is consistent with risk appetite and the risk profile. Its core objectives are:
•ensuring that Grupo Santander's significant risks are monitored in the course of its operations.
•checking that planning methodologies and assumptions are appropriate.
•confirming that results are reasonable and consistent with business strategy, the macroeconomic environment and system variables.
•assessing the consistency of exercises, especially ones that use baseline and stressed scenarios.
Capital planning and adequacy supervision follows these phases:
Definition of scope
Supervising capital planning and adequacy begins with proposed materiality based on the level of importance of subsidiaries' risk-weighted assets to the group. It may include other units, businesses and portfolios (even if they are not significantly material) whose impact on strategy, compliance with the global plan or timely relevance might require analysis.
Qualitative analysis
We run a qualitative review of forecasting to ensure the right governance.
Quantitative analysis
Metrics and components affecting RWA and available capital projections are quantitatively assessed. This phase requires the appropriate involvement and coordination of subsidiaries to analyse local projections, which underpin group-wide projections.
Conclusions and disclosure
Based on the outcomes from the capital planning and adequacy phases, Grupo Santander conducts a final assessment that covers the scope of analysis, detected weaknesses and areas for improvement. We report to senior management according to governance procedures, ensuring effective and constructive challenge of proposed capital plans from the second line of defence.
Continuous monitoring of capital measurement
Continuous monitoring of Grupo Santander's regulatory capital measurement is an additional capital risk control function to ensure the right capital risk profile. We conduct a qualitative analysis of the regulatory and supervisory framework and a review of capital metrics and specific thresholds. We also monitor compliance with capital risk appetite to maintain capital levels above regulatory requirements and market expectations.
This function follows these phases and procedures:
Definition of metrics and thresholds
The function sets metrics and thresholds used in supervision every year to monitor and control capital risk. They consist of:
•Primary metrics, which cover capital ratios and numerator and denominator components at the highest level.
•Secondary metrics, which include a more extensive breakdown (for example, credit RWA or the basis for measuring market RWA).
•Supplementary metrics for more detailed analyses.
Thresholds for certain metrics trigger a more detailed analysis and an explanation.
The internal ‘Capital measurement control metrics guidelines’ outline these metrics, thresholds and sources of information.
Preliminary analysis
This phase of the control process analyses process governance, regulatory framework and other qualitative issues. We examine capital management steps to fulfil recommendations and instructions from supervisory authorities and the Internal Audit function.
Assessment and measurement
Based on preliminary findings, the Capital Risk function reviews primary and secondary metrics in the process to detect variations that might exceed defined thresholds, in addition to a detailed analysis of supplementary metrics. If a subsidiary or global area is the cause of a threshold breach, it must provide the Capital Risk function with additional information on volume variations, one-off events, capital actions and other items.

Annual report 2020	Contents
Conclusions and disclosure
The body responsible for capital risk control analyses the report and conclusions and, if needed, will submit them to the second-line (capital committee) or first-line (risk control committee) committees for deliberation.
Oversight of securitizations
The Capital Risk function oversees securitizations that might be "significant risk transfers" (SRT) originated by Santander, in accordance with EBA guidelines on SRT by virtue of Articles 243 to 245 of Regulation (EU) 2017/2401 and 2017/2402. Oversight is an essential prerequisite for executing both synthetic and traditional securitizations. It applies to securitizations with the potential to reduce RWA to make sure they:
•can effectively transfer risk.
•comply with all prudential regulation requirements.
•have risk parameters that follow our methodology.
•have an economic rationale that meets group-wide standards.
SRT supervision is split into these stages:
•ECB pre-notification: Capital Risk issues an assessment before notifying the ECB of an intended securitization that may be an SRT.
•Validation: Capital and risk committees review the securitization based on the capital risk function's assessment to validate it.
•ECB notification: Submission of final securitization documents package to the ECB take places no later than fifteen days after the securitization's closing date.
•Monitoring: the Capital Risk function regularly monitors executed securitizations.

5.3 Key metrics
Grupo Santander’s capital position is strong and consistent with our business model, balance sheet structure, risk profile and regulatory requirements. Our strong balance sheet and profitability enables us to finance growth and continue to accumulate capital.
Our model of subsidiaries with autonomy over liquidity and capital allows us to mitigate the risk that one subsidiary experiencing difficulties could affect others. Our capital metrics are stable, and ratios remain comfortably above the regulatory requirements and consistent with risk appetite.

For more details, see the section 3.5 ‘Capital management and adequacy. Solvency ratios' in the Economic and financial review.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
6. Operational risk
6.1 Introduction
In accordance with the Basel framework, Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in internal processes, people, systems or external events. It covers risk categories such as fraud, technological, cyber-risk, legal22 and conduct risk.
Operational risk is inherent to all products, activities, processes and systems. It is generated in all business and support areas. All employees are responsible for managing and controlling the operational risks generated by their activities.
Our OR management and control model is based on a continual process of identifying, evaluating and mitigating sources of risk, regardless of whether they have materialized or not, ensuring that risk management priorities are established appropriately.
OR focus in 2020 was on adequately managing the risks due to the covid-19 outbreak, as well as maintaining the OR model. Grupo Santander adapted to the new environment in a timely manner, providing all services to customers, taking care of employees, and demonstrating our resilience in an extremely disruptive situation. Our specific operational risk management measures are detailed in the following sections.

6.2 Operational risk management
Operational risk management in Grupo Santander is underpinned by the following items:
Management and control model
Santander’s operational risk model defines the necessary elements of suitable management and control of operational risk, aligned with advanced regulatory standards and best practices for operational risk management.
The operational risk cycle includes the following phases: strategy and planning; risk identification and assessment; risk monitoring; the application and monitoring of mitigation measures; and the availability of information, appropriate reporting and escalation of important matters.
The most important operational risk tools we use throughout the management cycle are:
•Internal events database, which registers financial events (including all losses regardless of the amount) and non-financial events (such as customer, regulatory events and services). This information's goal is to operational risk management through root cause analyses and increase awareness of the risks.
The internal database also supports timely escalation of significant operational risk events to senior management, regulatory reporting and the economic capital model integrated within the ICAAP process.
•Operational risk and control self-assessment (RCSA), which is a qualitative process based on the criteria and experience of a pool of experts in each function to determine related operational risks, the status of the control environment and the allocation of these related operational risk to the functions within Grupo Santander. It aims to identify and assess material operational risks that could prevent business or support units achieving objectives. Once these operational risks are assessed, the different units and the second line identify mitigation actions if the risk levels prove to be above tolerable thresholds.
Our RCSA's specific reviews allow for a transversal identification of technological risks, fraud, third-party risk, information security, and other factors that could lead to regulatory non-compliance in areas exposed to conduct risk and financial crime (this last is set out in greater detail in this chapter in section 7.2 ‘Compliance and conduct risk management’.
•External event database, which provides quantitative and qualitative information, allowing for a more detailed and structured analysis of events in the industry, the benchmarking of the losses profile and the appropriate preparation for the RCSA, insurance and scenario analysis exercises.
•OR scenarios analyses, which aim to identify highly unlikely events resulting in significant losses for Grupo Santander, and establish mitigating actions. Expert opinion comes from business lines and risk and control managers.
•Key risk indicators, which provide quantitative information on Grupo Santander's risk exposure and the control environment. The most significant indicators associated with the main risk exposures are part of operational risk appetite.
22 Legal processes with an operational risk root cause.

Annual report 2020	Contents
•Risk appetite framework, which is structured as follows:
◦A general operational risk appetite statement, associated to two global metrics based on losses (expected losses and stressed losses).
◦Specific statements on internal and external fraud, IT risk, cyber-risk, anti-money laundering, products commercialization, regulatory compliance and procurement risk, associated to their own forward-looking monitoring metrics.
•Internal audit, external audit and regulatory recommendations, which provide information on inherent and residual risks and identify areas of improvement in processes and controls.
•Capital model or a loss distribution approach (LDA) model that captures Grupo Santander’s operational risk profile, with information collected from the internal loss database, external data and scenarios. It is mainly used to determine operational risk’s economic capital and estimate expected and stressed losses for operational risk appetite.
•Other instruments to analyse and manage operational risk, assess new products and services, manage business continuity plans (BCP), revise perimeters and run quality assurance.
Our management and reporting system for operational risk, Heracles, supports operational risk programmes and tools with a Governance, Risk and Compliance (GRC) approach. It provides information for management and reporting at subsidiaries and throughout the group.
It aims to improve OR decision-making and prevent duplicated efforts. To achieve this, we make sure people responsible for risks can have a timely, full and precise view of their risks, using a common set of taxonomies and methodological standards.
Model implementation and initiatives
Our main initiatives in 2020 to improve the operational risk management model were:
•Evolving appetite framework with new metrics (a new cyber primary metric will be included in RAS 2021), ensuring better measurement and stressing thresholds.
•Developing models to perform independent assessments of the risk and control profiles that help subsidiaries' oversight and challenge the accuracy of local assessments.
•Further integrating risk assessments by embedding financial crime compliance and regulatory risk assessments in the RCSA module.
•Fostering technology risk control by defining Reference Risks to be assessed during RCSA by business owners and specialised control functions.
•Improving processes to determine, identify and assess risk references and standard controls with a view to strengthening and standardizing our risk and control environment.
•Improving the assessment methodology of the global cybersecurity transformation plan to identify the risk reduction impact of technical security developments.
•Improving the contingency, business continuity and crisis management plans together with recovery and resolution plans, while hedging emerging risks.
•Applying the transformation risk analysis methodology, with the approval of a target operating model (TOM).
Business continuity plan (BCP)
Grupo Santander’s business continuity management system (BCMS) guarantees group-wide business continuity in the event of a disaster or another serious incident. Our BCM is a holistic process that identifies the potential impacts threatening our organization and resources, and applies the correct protocols and governance to respond effectively.
Its main objectives are:
•safeguarding people's safety in a contingency situation;
•guaranteeing that core functions are performed and service is delivered to our customer;
•fulfilling our obligations towards employees, customers, shareholders and other stakeholders;
•complying with regulations;
•minimizing potential losses to Grupo Santander as well as the impact on business activities;
•protecting our brand image, credibility and trust;
•reducing operational effects under efficient procedures, priorities and a strategy to recover and restore business operations in a post-contingency scenario;
•helping stabilize the financial system.
In 2020, the pandemic challenged our subsidiaries' BCP frameworks and strategies. We had to adapt some protocols, but this crisis has proved that Grupo Santander has a robust BCM programme in place.
Some protocols were integrated into business-as-usual activities, and several lessons learned are being taking into account to improve the current BCM programme:
•New process classification (criticality taxonomy).
•Review of the scope of critical processes (with an end to end process view) considering a prolonged contingency.
•Expand the scope of the processes included in the business continuity strategy.
•A risk and a cost-benefit analysis will be applied to select the continuity strategies required for each contingency scenario.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•Robotics, digitized documents and other flexible solutions proved vital to provide a rapid response to customers and business units' needs during the pandemic. Several processes proved so efficient that they are being incorporated into business-as-usual activities.
Operational risk management during covid-19
The pandemic increased inherent operational risk exposure, although by implementing new controls and reinforcing existing ones, we maintained pre-pandemic operational risk levels:
•We effectively deployed business continuity plans to support our employees, customers and businesses.
•We enhanced control environment for cyber threats (i.e. patching, browsing control, data protection controls, etc.) in view of the pandemic and the direct impact of remote working on operational risk.
•We increased and improved technological support to ensure available and adequate services, especially in online banking and at call centres.
•We implemented additional controls to minimize incidents resulting from the higher processing risk due to the volume of new loans and changes in existing portfolios, derived from government aid programmes and internal policies.
More specifically, in our geographies, we implemented several initiatives to review and mitigate risks arising from the covid-19, including these:
•Most employees went from working in an office environment to working from home (WFH) by quickly increasing the capacity for staff to work remotely and improving connectivity. To support WFH arrangements, Santander applied such controls and mitigants as enhanced monitoring of staff transactions, distribution of office equipment, mandatory remote working training, ongoing health trackers and feedback surveys.
•Some important business and support processes were subject to changes or redefined, which led to assessments of potential operational risks that could be faced by the units.
•Another important focus was implementing adequate controls to ensure confidentiality and avoid data leaks in critical activities. At Santander México, SCIB quickly distributed employees at work centres to ensure the functioning of VPNs and equipment, reinforcing access control monitoring and establishing weekly reviews of possible incidents.
•We also strengthened contact centres' controls to protect information without compromising customer service. We reassigned contact centre staff to other work centres, analysed risk of fraud and data leaks with each transaction and made sure the group's prevention capabilities were not affected.
•Critical suppliers' follow-up was a priority in all units (as explained in the following section). The Group established communication plans to vendors, with guidelines on prevention, health and business continuity measures. For certain suppliers, we offered additional infrastructure (for example, customer service and anti-fraud approval controls). Suppliers' operations and finances were closely monitored throughout the pandemic.
•Continual monitoring of operations and potential impacts was essential, especially at peaks in the pandemic, through daily dashboards to supervise operational and other risks. Metrics were based on critical staff, IT incidents and losses.
Relevant mitigation actions
Apart from those covid-19-related actions, Grupo Santander continuously implements and monitors mitigation actions for major sources of risk identified by internal OR management tools and other external sources of information.
Fraud
The transformation and digitalization of the business entails new threats such as more payment scams and fraud in origination (borrowing). To mitigate those risks, we designed and revised new products and control mechanisms.
Strong customer authentication processes in line with the European Payment Service Directive (PSD2), biometric validation (i.e. facial recognition) in customer on-boarding, enhancing alerts on fraud in origination, etc., is becoming increasingly widespread to mitigate those risks.
To reduce fraud, Grupo Santander's special actions include:
•Card fraud:
◦Generalized use of chip and PINs (transactions with PIN-cards, which must be signed off with a numeric code) in ATMs and stores, with advanced authentication mechanisms linked to our systems.
◦Improved card protection against electronic commerce fraud, with a secure standard (3DSecure) via two-step authentication based on one-time passwords, mobile applications that let users deactivate cards for e-commerce use, and virtual cards issuance with dynamic authentication passwords.
◦Use of a new biometric authentication system in ATMs and branch cashier desks in Santander Brasil. Customers can use it to withdraw cash from ATMs and sign for transactions with their fingerprint.
◦Integration of monitoring and fraud detection tools with other systems, internally and externally, to better detect suspicious activity.
◦Reinforced ATM security with new physical protection elements and anti-skimming, as well as improved logical security of devices.
•Online/mobile banking fraud:
◦Confirmation of online banking transactions with a second security factor of one-time-use passwords; the

Annual report 2020	Contents
evolution of technology, depending on the geography (for example, based on QR codes generated from transaction data).
◦Enhanced online banking security with a new transaction risk scoring system that requests further authentication when a given security threshold is breached.
◦Implementation of specific mobile banking protections, such as identification and registration of customer devices (Device ID).
◦Monitoring of e-banking platform security to avoid systems attacks.
•Forgery & ID theft fraud:
◦Enhanced fraud controls, which will verify the applicant’s identity and the device used to submit the request.
◦Implementation of biometrics for customers and employees.
◦Transfer of the fraud prevention function to the credit area to improve mitigation in fraud in origination (borrowing).
◦Enhanced alerts on fraud in origination.
◦New confirmation and management platforms.
Cyber risk
In 2020, cyber threats were more frequent and stronger. Hackers continue to enhance their capabilities. This trend is expected to continue in coming years, and financial sector will remain a primary target. Given Santander's increasing reliance on digital systems, cyber threats make cyber security one of Santander’s top non-financial business risks. Therefore, we aim to make Santander a cyber resilient organization that can withstand, detect and rapidly react to cyberattacks, while constantly evolving and improving its defences.
Santander has matured its cybersecurity controls and regulations in line with its global cybersecurity framework and international best practices. Our ambitious programme to transform cybersecurity and strengthen detection, response and protection mechanisms made significant progress. In 2020, cybersecurity team set its focus on strengthening internal controls against insider threats with data leakage protection (DLP), internal vulnerability management and network segregation, insider monitoring and third-party risk management.
In the second line of defence, the cybersecurity risk team developed a programme to strengthen control and oversight of cyber risk and assess how effectively the global cybersecurity transformation plan reduces risk. A major point of focus in 2020 was addressing short-term priorities and setting strategy:
•Definition of an operating model that drives and steers the cyber-risk function of the second line of defence (2LoD) as a structured approach that enables effective risk management (including definition of 2LoD cyber risk mission and guidelines principles, processes, tools and skills needed).
•Definition of cyber risk and control taxonomies and re-alignment of processes ensuring integration with non-financial risk and broader Enterprise wide risk management. Progress made in this area helped create a consistent 2LoD methodology to aggregate a range of risk inputs and provide actionable insights into overall risk profile.
•A consistent, group-wide, quarterly 2LoD process to assess control environment and risks. The 2LoD added a challenge and back-testing process to ensure independent view of controls effectiveness and risk reduction.
•Simplification and automation of existing processes to improve operating performance. Creation of an automated tool enabling cyber risk data correlation, analysis and reporting, significantly reducing information gathering and consolidation to prioritize risk management activities.
Additionally, in the covid-19 crisis, most of Santander subsidiaries activated their contingency plans and transitioned their workforce to WFH, having a direct impact on cyber threats and risks. In coordination with Global Cyber Security team, OR area was performed an assessment of major cyber threats and risks stemming from the pandemic. It provides each entity's second line of defence with a reference on risks to monitor and key controls to revise and implement to reduce risks.

Further information regarding cyber security is available in chapter Economic and financial review, section 5 'Research, development and innovation (R&D&I)'.
IT risk
Santander's digital transformation requires continual improvement as well as assessment of IT risk and controls.
Covid-19 has accelerated our digitalization and tested our ability to adapt systems and solutions to continue services to our customers and cover the new requirements of the government aid programmes. We ran close monitoring of the IT risks, focusing particularly on boosting the resilience and capacity of our online channels, contact centres and remote working infrastructure (e.g., VPNs, end user devices, collaboration tools, etc.).
Despite complexities stemming from covid-19 that challenged our IT change management to quickly adapt the technological systems to customers' demands, major technological incidents were kept under control and even in figures lower than in previous years.
As EBA guidelines on “ICT & Security Risk Management” entered into force in June 2020, we ran a GAP analysis to identify opportunities to adapt current frameworks to requirements. Thus, we revised our IT risk taxonomies, reference risks and standards of control. We also adopted a risk-based approach to prioritize required resources and remediation measures based on critical assets.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
An initiative to identify and differentiate key assets in our operations and services to our customers launched, with specific risk monitoring metrics to ensure related technological risks, especially levels of availability, obsolescence and patching, remain within our appetite limits. We made significant progress to reduce the obsolescence of relevant IT assets across the group this year.
Supplier management
Our digitalization strategy sets out to offer our customers the best solutions and products in the market. This can entail an increase in third-party services and the use of new technologies such as the cloud. In light of the increase in cyber risks and regulatory pressure, we had to update our procurement management framework to properly assess and manage risks in outsourcing and third-party agreements.
In 2020, due to the current pandemic, we reinforced monitoring to ensure the operational continuity of the services we receive from critical vendors. Our efforts were mainly identifying them for each subsidiary to ensure that:
•vendors had business continuity plans in place;
•they had action plans to mitigate the impact on their services, in light of WFH and other measures;
•any incident in a critical service could be detected, escalated and managed;
•they had the required operational continuity arrangements and right controls to handle data protection, fraud, cyberattacks and other risks stemming from the new ways of working (remote working);
•suppliers’ financial positions and the possible deterioration thereof due to covid-19 could be monitored;
•service level agreements (SLAs) could be monitored.
In addition, Grupo Santander developed a set of best practices to apply a common approach across all our geographies for vendors deemed vulnerable due to the pandemic, including suppliers whose activity declined, suppliers whose billing was highly dependent on the services provided to the bank and small vendors suffering economic deterioration.
Other relevant mitigating actions
Grupo Santander’s mitigation measures relating to customer practices, products and businesses constantly improve. We enforce policies on products and services, management and analysis of customer complaints, financial crime, and compliance with new regulations.

For more details on mitigating compliance risk actions, see section 7.2 'Compliance and conduct risk'.
Insurance in operational risk management
Insurance is key to operational risk management. In 2020, we further enhanced insurable risk management and developed a more consistent and coordinated approach for the functions involved by:
•enhancing relations between the own insurance, operational risk and first line areas to manage insurable risk more effectively in the insurance forums and others established by the operational risk function (i.e. fraud forum);
•reviewing risks to analyse suitability for coverage and taking corrective measures;
•monitoring insurable losses and events identified in insurance policies, establishing action protocols and specific monitoring forums in each market.
The Own Insurance function continues to safeguard our bottom line mainly by:
•defining and applying criteria to quantify insurable risk based on the losses and scenarios it analyses to determine exposures;
•reviewing our approach to the insurance market and our global programmes structure, in light of the hardening environment of the insurance industry, with specific focus on cyber-related cover;
•recovering insured losses and optimizing hedges through policies in 2020;
•participating in the group’s risk management forums and committees and increasing interaction with other functions to better identify and evaluate insurable risks and disseminate policies and capitalization procedures to other areas.
Analysis and monitoring of controls in Santander Corporate & Investment Banking
At Santander Corporate & Investment Banking (SCIB), operational control procedures are subject to continuous improvements owing to the nature and complexity of financial markets. In 2020, SCIB kept up its activity and a robust control environment without major issue.
•In relation to covid-19:
◦At the beginning of the pandemic, SCIB's global approach effectively anticipated actions and shared lessons learned based on the experiences of all subsidiaries.
◦SCIB's operational preparedness was key to facing the challenges of the new circumstances, with Special focus on trading activity, settlements, liquidity and regulatory reporting and other core processes, with no major impacts detected.
◦Several initiatives reinforced the control framework, especially on markets activity.
◦Focus remains on improving solutions to face "new normal".
•Other relevant improvements in 2020:

Annual report 2020	Contents
◦SCIB finished a global infrastructure programme whose objectives include strengthening the control model and reducing operational risk.
◦The control mode was adapted to MiFID II, Dodd Frank Act, EMIR, IFRS 9, GDPR and other regulatory requirements.
◦In regards to the trading control environment:
–SCIB strengthened its control framework across its geographies and incorporated a new MI tool for holistic market monitoring. Additionally, it implemented a new communication surveillance tool with special focus on conduct risk.
–It continues to monitor the risk of unauthorized trading through a specific risk appetite metric, covering regular assessments of main controls in place to mitigate the risk. It updated global guidelines with new requirements.

For more details on regulatory compliance in markets activities, see section 7.2 'Compliance and conduct risk' - Regulatory compliance.

6.3 Key metrics
Grupo Santander gathered the information on operational risk losses relating to covid-19 and on expenses incurred to restore the position as it was before operational risk events. Few such events occurred, bearing a low economic impact. We are implementing the criteria in the EBA Guidelines on the Implementation of Selected Covid-19 Policies23.
Net losses (including incurred loss and net provisions) distributed under Basel24 risk categories for the last three years were as follows:

Net losses by operational risk categoryA
(% o/total)
A. Excluding employee litigation from Brazil
23 Guidelines updated on December 2020.
24 The Basel categories incorporate risks which are detailed in section 7 'Compliance and conduct risk'.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Losses due to customers, products and business practices, and errors in processes, were lower than in the previous year. However, external fraud losses increased.
The chart below shows net losses by country:

Net losses by countryA
(% o/total)
A. Excluding Trabalhistas events from Brazil
Santander considers employee litigation with Santander Brasil a staff expense. Our governing bodies continuously monitor expense levels with specific appetite metrics and take special actions to reduce them. These expenses are reported under the categorization defined by the Basel operational risk framework.
In 2020, the most significant losses by category and geography relate to litigation in Santander Brasil (with ongoing root cause analyses of the main products involved) and Santander España (due to legacy cases). Additionally, the amount of losses in the UK and the US continues to decrease due to lower provisions for product marketing and legacy cases.

Annual report 2020	Contents
7. Compliance and conduct risk
7.1 Introduction
The compliance and conduct risk function, which promotes our adherence to rules, supervisory requirements, principles of good conduct and values, acts as a second line of defence. It sets standards, challenges, advises and reports in the best interests of employees, customers, shareholders and broader society.
The compliance and conduct risk function is responsible for monitoring and overseeing compliance and conduct risks. It assesses their impact on our risk appetite and risk profile. It also covers matters related to the following management domains: regulatory compliance, product governance and customer protection, financial crime compliance and reputational risks.
Under Grupo Santander's current model of three lines of defence, compliance and conduct risk is an independent second-line control function. It reports directly and regularly to the board of directors and its committees through the Group Chief Compliance Officer (Group CCO).
The compliance programme is a key process in the compliance and conduct risk function. It sets out the main activities for the year. The parent and each subsidiary execute a compliance programme according to its size and complexity. Structured around the previously mentioned four management domains, it is a key tool for overseeing our subsidiaries and the control environment for compliance and conduct risks.

7.2 Compliance and conduct risk management
The compliance and conduct risk function seeks to ensure the general code of conduct (GCC) is followed under the supervision of the compliance and the risk supervision, regulation and compliance committees. The GCC catalogues ethical principles and rules of conduct that govern the activities of our employees. It must be understood and applied along with other internal implementing regulations.
The GCC sets out:
•compliance functions and responsibilities in applying the general code of conduct;
•general ethical principles;
•general standards of conduct;
•the consequences of violating it;
•the Canal Abierto ethical channel to report alleged misconduct and inappropriate behaviour confidentially and anonymously.
Regulatory Compliance
The regulatory compliance function supervises regulatory risks concerning employees, data management and securities markets (these last with SCIB's Compliance team). Its core areas are:
A. Employees
This function, which promotes the ethical and compliance culture among staff, sets internal standards to prevent criminal risks, conflicts of interest and anti-competitive behaviours based on the GCC. It also manages Canal Abierto.
The Group in its firm commitment against any form of corruption, whether in the public or private sectors, has an Anti-Corruption policy whose purpose is to establish the guidelines to be applied, assign the relevant roles and responsibilities and establish certain anti-corruption elements for its governance. This policy, which can be supplemented by any additional stricter controls derived from more demanding local regulations or obligations and their specific training, includes elements aimed at mitigating and preventing corruption and bribery within the Group, such as:
•Guidelines regarding gifts and invitations extended to public officials.
•Guidelines regarding the conduct of agents, intermediaries, advisors and business partners.
•Control and prevention measures regarding third parties (agents, intermediaries, advisors and business partners) with whom the Group operates: due diligence processes for third parties who are not first-line or of renowned prestige; anti-corruption clauses; payment controls; accounting controls.
•Guidelines regarding the acceptance by Group employees of gifts or invitations.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

Employees compliance functions - Making ethics real
Canal Abierto	Training and awareness

•Enable a channel through which employees can report non-ethical conduct or violations of internal regulations.
•Manage reported issues and take part in investigations.
•Promote the Speak Up and Truly Listen culture.

•Implement training programmes and carry out employee awareness initiatives on corporate defense and employees compliance.
•Spread ethical messages across Grupo Santander through relationships built on trust.

Disciplinary proceeding	Policies and procedures
•Investigate conduct that run counter to ethical and compliance principles. •Take part in the assessment of applicable disciplinary measures in case of breaches or non-ethical conducts.	•Ensure compliance with the General Code of Conduct and apply its guidelines through specific policies or procedures. •Report regularly to governance bodies.

Appointments	Ethical queries
•Assess the suitability of nominated directors and senior managers*.	•Manage queries from employees and governance bodies on ethical issues and internal regulations •Give ethics advice on controversies.

Competition
•Manage the competition compliance programme
* This activity is carried out by the compliance function at Headquarters
In 2020, Grupo Santander's main subsidiaries implemented the common standards of the single channel, Canal Abierto. To ensure homogeneous, robust procedures in all subsidiaries to manage issues received through their channels, a global policy was approved to be applied in 2021.

For more details on Canal Abierto and its management during covid-19, see section Employee experience' of the Responsible Banking chapter.
B. Market abuse
In 2020, in focusing on the crisis caused by the pandemic, the market abuse team observed two types of risks: people working from home (trades executed through alternative and new communication channels); and market volatility resulting in a significant increase of personal account transactions and breaches.

Control Room

Monitoring of personal account dealing and the flow of material non-public information.

Surveillance

Monitoring of the traders and sales personnel activity at the trading floors and ALCO.

Group HQ

Control Room

Main achievements

- **Personal Account Dealing (PAD) during COVID-19 crisis:** the volume of transactions performed by Covered Persons by the Code of Conduct in Securities Markets (CCSM) and breaches related to PAD increased significantly (mainly due to lack of pre-trade clearance).

  Market Abuse team managed all these breaches following approved procedures and notes were sent to all covered persons in the Corporate Center in order to refresh their pre-clearing obligations.
- **Update on the CCSM:** The modification of the CCSM mainly sought the alignment of its content and definitions with current regulations, internal organizational structure and best-practices from CNMV.

Main figures

- Covered Persons: 2,444 (+20% vs 31/12/2019)

Surveillance

Main achievements

- **Pandemic impact:** during the lockdown low impact on Surveillance function, monitoring systems worked correctly. Markets employees signed attestation declaring that they are aware of the guidelines for action outside the trading floor, as well as his or her commitment to comply with them with the greatest possible diligence. Due to volatility in markets and working from home, surveillance parameters were adapted in order to adapt them to the current situation.
- **Audits**: First Internal and External Audits for Euribor contribution under the new methodology were satisfactory.

Main figures

- More than 20,000 alerts in 2020 monitored through the corporate tool.
- Monitoring of communications by voice, chats and email more than 30,000 in 2020.

Countries oversight

Control Room

Main achievements

- **Impact of the pandemic:** Reminders were sent regarding the obligations of covered persons and their related parties in relation to their personal account dealing in the main units.

Main figures

- Outside of the Corporate Headquarters more than 11,000 managers and employees are covered.
- Monitored approx. 18,000 personal account transactions during the year.
- More than 1,000 deals with material non-public information.

Surveillance

Main achievements

- **Impact of the pandemic:** Employees signed assumption of responsibilities and obligations while working from home and temporary IT solutions were implemented for market teams trading off premises in those countries where mobiles phones are not being recorded (Brazil, Mexico, Chile, Poland).

Main figures

- Monitored more than 40,000 alerts through the corporate trade surveillance monitoring system in 2020.

Deploying the corporate standards in the main units, with the creation of a supervisory model and the definition of action plans to close up existing gaps.

Annual report 2020	Contents
C. Regulatory compliance is responsible for:
•disclosing material information about Grupo Santander to the markets. We released a great deal of material facts in 2020, which can be found on the websites of Santander and the Comisión Nacional del Mercado de Valores (CNMV), and;
•filing notices on treasury shares (CNMV) and significant holdings of Banco Santander, as well as the significant holdings and remuneration systems of directors and senior management (CNMV and other regulatory bodies of those markets where Santander´s share is listed).
D. Data management
In 2020, the regulatory compliance data management function focused on:
GDPR
•implementing the control framework in our subsidiaries: follow-up on key performance indicators (KPIs), semi-annual monitoring programme and risk self-assessment;
•supporting such initiatives on covid-19 as the “Mi vuelta” app, employee health data processing and new protocols;
•fostering cooperation and the exchange of best practices with subsidiaries.
FATCA and CRS
The oversight of the automatic exchange of tax information between countries (FATCA and CRS) is centred around (i) local reporting obligations; (ii) enhancing the control framework (KPI's and controls) and revision of corporate policies; (iii) training initiatives on regulatory updates and new requirements.
E. SCIB markets regulation
The SCIB compliance team carries out the risk management of the main international markets regulations that affect Grupo Santander. Its most relevant actions during 2020 are detailed below:

MiFID II	Dodd-Frank Title VII	Volcker Rule

In 2020 the SCIB Compliance function continued to improve the control framework to monitor compliance with the regulation across all geographies. It focused especially on potential impacts of covid-19; on decreases in the algorithmic trading activity for market making due to high volatility; on enhancing transaction reporting; and on implementing new data accuracy and quality controls.	Swap dealer compliance programme grew stronger in 2020. It monitored potential impacts of covid-19 closely, with no major issue.	Due to amendments to the rule, it implemented the moderate compliance programme in 2020. It approved new policies and procedures and is already implementing the new set of controls.
Product governance and consumer protection
Our product governance and customer protection activities guarantee our actions take into account our customers’ interests while keeping with regulations, our values and principles by:
Culture
•designing the conduct and management principles for marketing and engaging with retail customers and promoting governance culture;
•promoting a culture with a Simple, Personal and Fair approach.
Processes
•making sure products meet customer needs under the right balance of risks, costs and profitability;
•overseeing sales to target markets properly and with transparent information, as well as sales force training and remuneration systems centred on meeting customers’ expectations;
•ensuring Simple, Personal and Fair customer service, post-sale systems and processes, as well as detecting potential deterioration in products and services.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Management
•making decisions, enforcing action plans and keeping senior managers and statutory bodies properly informed;

•overseeing the design and execution of controls when marketing to, and engaging with, customers and assessing the capacity and maturity model of the 2LoD;
•identifying risks by analysing our customers' feedback, regulatory guidelines, industry practices, supervisor and auditor opinions; and learning from internal/external events;
•applying group risk assessment methodologies, such as management indicators, thematic evaluations and self- assessments.
Product Governance
Our product approval governance operates on two levels. All subsidiaries have their own approval bodies to ensure new products and services meet the needs of their target market, are sold by appropriate channels and processes, and have fair and transparent terms and conditions. They are then escalated to the corporate product governance forum (CPGF) to be approved before being marketed. This two-tier approval system helps us share best practices and manage the risk of products and services in line with risk appetite.
The fiduciary risk function meets regularly to ensure investment products comply with investment mandates and corporate guidelines.
In 2020 it mainly focused on: (i) designing a new onboarding process and improving customer experience with more products/services on digital channels; (ii) preventing over-indebtedness; and (iii) defining suitability controls to respond to the increasing demand of high risk and illiquid products as a result of market conditions.

For more details on how we've been delivering to our customers amid covid-19, see section 'Santander response to covid-19' in the Responsible Banking chapter.
In this time of crisis, the product governance and consumer protection function has worked to be part of the solution for our customers. During the second quarter of the year, we issued recommendations to subsidiaries and monitored their implementation to align:
•Financial measures: Grupo Santander implemented all government measures and designed others to adapt solutions to customers' needs and relieve financial distress. They were free of extra charges and aligned with local sectorial practices.
•Insurance cover: all our banks jointly with joint ventures agreed to adapt existing policies to extend the terms and grace periods of restructured mortgages and loans and expand health cover to include pandemic-related claims without any cost to customers.
•Sales force remuneration: main subsidiaries adapted sales force incentives to the situation to promote a fair approach for employees and focus on current customers' needs.
•Investment monitoring and management: Santander Asset Management and Private Banking monitor investment products closely. After managing temporary increases in redemption requests and enhancing the liquidity conditions of some products, the situation remained stable without any special cause for concern.
•Complaints: we are closely monitoring our subsidiaries to analyse complaint trends relating to the pandemic and make sure relief measures provide the best possible outcome for our customers. In 2020, there were not significant inflows of complaints relating to covid-19.
•Collections & Recoveries: Grupo Santander designed a “Preparedness” plan comprising 5 dimensions for the entire crisis, including one related to regulatory/conduct risk to reinforce conduct standards.
•Controls: Subsidiaries reinforced controls regarding credit and loan applications and sales: transparency in customer communications, recordkeeping, eligibility checks, and prevention of cross-selling of insurance relating to loan moratoria and government lines of credit.

Annual report 2020	Contents
Other product governance and consumer protection initiatives and priorities

Culture and customers	1LoD awareness and accountability	Management and control environment

Approve a definition of vulnerable customer for each geography and create initiatives on the treatment of vulnerable customers
Update global mandatory training materials on conduct risk
Implement customer voice reports and consumer protection indicators

Increase weight, quality and diversification of conduct metrics in sales-force variable remuneration
Reinforce conduct risk governance though product-based 1LoD forums
Conduct risk control self-assessment

Strengthen control model framework for marketing products and services
Custody controls: supplier certifications and revaluations, monitoring and ensuing gap reduction
Thematic reviews (overdrafts, package accounts, renewals and impact in customers derived from digitalization)

Financial Crime Compliance (FCC)
For Grupo Santander, advanced and efficient financial crime compliance systems that constantly adapt to international regulations and confront the evolving techniques of criminal organizations is a strategic objective. We are fully committed to the fight against financial crime and do not tolerate failures to meet international financial crime regulations and those of the countries where we operate.
The FCC function in the second line of defence is responsible for ensuring that risks of financial crime are managed in accordance with risk appetite. To promote a strong risk culture, it supervises and coordinates the implementation of the FCC framework across majority-owned subsidiaries, branches and business areas through the appropriate programmes, measures and enhancements.
Our FCC corporate framework sets the core requirements for how Grupo Santander responds to risks relating to financial crime in line with international standards and best practices. Its purpose is (i) to establish the principles and standards Santander entities must follow to prevent financial crime and comply with international sanction programmes; (ii) to define the area's roles and responsibilities within the three lines of defence; (iii) to establish group-wide policies and procedures; and (iv) to define the essential features of FCC governance.
In 2020, the FCC function executed a series of initiatives that increased its overall effectiveness, including:
•An end-to-end review of policies and procedures, which consolidated and simplified them with clear core requirements and necessary key processes according to recent regulatory changes and guidance, in addition to detailed implementation standards and protocols to assist with adaption in operation areas.
•Strengthening subsidiary oversight via a more robust and challenging oversight methodology that improves collaboration and communication between subsidiaries and Grupo Santander.
•Updating key risk indicators (KRIs) to monitor the core components of risks relating to financial crime. KRIs are tracked locally but also reported globally to top management in relation to risk appetite.
•Improving FCC new product approval with greater focus on systems optimization and innovative technologies for digital initiatives.
•Reforming the group-wide FCC risk assessment methodology to better identify key FCC risks and evaluate control effectiveness,based on changes in regulatory guidance and industrial best practices.
In 2020, the FCC function initiated a strategic transformation plan for better monitoring and technical due diligence controls over customer lifecycle across Grupo Santander that aimed to centralize controls, enhance our ability to harmonize standards, gain efficiencies and mitigate execution risk. It included the use of artificial intelligence and machine-learning techniques to complement rules-based scenarios and increase the leverage on high quality leads for investigation.
The benefits to Grupo Santander of applying artificial intelligence measures have included:
•better detection of unusual and potentially suspicious behaviour based on various customer behaviour dimensions;
•flexible and fast responses to new challenges in detection and analysis, running multiple investigation approaches while consuming large amounts of data;
•significant research improvements in executing discrete queries and incorporating new datasets to enhance detection under a single platform;

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
•the use of a simulation environment to test proposed enhancements in pre-production;
•traceability and full explanations – our platforms maintain clear logs and registries that meet group-wide standards.
Main activity data in 2020 are as follows:
•215 subsidiary reviews (+11% vs 2019)
•91,755 disclosures to authorities (+46% vs 2019)
•258,893 investigations conducted
•173,098 trained employees
The function maintains group-wide requirements on training content and testing for all employees, include senior management. In 2020, in addition to the core FCC training modules, which are subject to continuous improvement, it held group-wide awareness sessions that focused on FCC challenges in digital innovation, financial inclusion, classifications and approaches to identify non-traditional financial crimes in child sexual abuse and exploitation, human trafficking, environmental crime and other areas.
In addition, targeted training sessions were given to specific country teams on compliance with specific sanctions and other critical areas. It also ran a tailored session the group’s board of directors on the latest trends in financial crime and the threats Grupo Santander faces across our footprint.
Santander continues to fulfil its role as a member of the Wolfsberg Group, the United For Wildlife’s Financial Taskforce, the European Banking Federation, Europol and in public-private partnerships and industry associations.
Reputational risk
Grupo Santander classifies reputational risk as a current or potential negative economic impact stemming from how we are perceived by employees, customers, shareholders, investors and broader society. It may come from various sources or even other risks relating to business and support operations; the economic, social and political climate; and events involving our competitors.
Our reputational risk model is based on a preventive risk management and control approach, with effective handling of early warnings and monitoring of events and detected risks.
Key actions in 2020:
•New operating procedure, approved by the group and subsidiaries to analyse reputational risk in a broader scope of activities.
•Revision of group-wide policies on the defence industry and other sensitive industries.
•New guidelines for supplier reputation assessments, to be deployed in all geographies in 2021 (pilot in Santander España in 2020).
•Definition of a group-wide criteria for social contributions related to covid-19.
•Thematic reputational risk training sessions with first and second lines of defence on sensitive transactions and customers and general awareness for all employees across our footprint.
•More importance of risk appetite metrics in the group and core subsidiaries.
•New reputational risk tool that assesses media perception against our peers.
•Creation of the reputational risk approach for global risk profile assessments.
•Better subsidiary oversight in terms of governance and challenge with subsidiaries.

Annual report 2020	Contents
8. Model risk
8.1 Introduction
A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates. It involves simplified representations of real world relationships between characteristics, values and observed assumptions that allows Grupo Santander to focus on specific aspects. We use models for approval (scoring/rating), capital calculation, behaviour, provisions, market, operational risk, compliance and liquidity.
Models entail model risk, which is the negative consequence of decisions based on their inaccurate, improper or incorrect use. Sources of model risk can be:
•incorrect or incomplete data in the model itself or the modelling method used in systems;
•incorrect use or implementation of the model.
Model risk can cause financial loss, erroneous commercial and strategic decision-making or damage to Grupo Santander’s transactions.
We have been defining, managing and controlling model risk for several years. After years of work, the Model Risk function has been enhanced and consolidated across the Group. These functions are performed at the corporate centre and the main subsidiaries.
To ensure adequate model risk management, Grupo Santander has a set of policies and procedures that establish the principles, responsibilities and processes in the model life cycle that describe organization, governance, model management and model validation.
Supervision and control of model risk is proportional to the importance of each model. A concept of Tiering is the main attribute used to synthesize a model’s level of importance and defines how intense risk management must be.
Our multiyear strategic plan, Model Risk Management 2.0 (MRM 2.0), was launched to enhance model risk management across Grupo Santander. The governance phase of each model has been reviewed and adapted to the 2018 ECB guide on internal models. MRM 2.0 is currently underway, and a high number of initiatives have already been closed. Specifically during 2020 the project has covered different initiatives focused on the following themes:
•Key elements: Several initiatives related to governance reinforcement, definition of risk appetite, management scope and simplification of risk policies have been undertaken, with the main focus on enhancing our framework for regulatory models.
•Processes: Different actions related to the improvement of the model life cycle phases have been performed, with focus on increasing the automation of our main processes.
•Reporting: The Senior Management awareness of Model Risk topics has been reinforced, we have a robust forward looking agenda where the relevant topics are regularly reviewed and potentially escalated.
•Model Risk Facilitators: Continuous enhancement of our infrastructure and tools as well as contributing to extend the model culture in the Group. High digitalization level allow us to support our decisions on real-time information.
We have continued making steady progress on our MRM 2.0 strategic plan, making sure all the upcoming regulatory requirements are thoroughly covered.
In addition to MRM 2.0, we have two specific projects underway with our regulatory credit and market risk models under scope.Both projects have the target to follow up on the TRIM (Targeted Review of Internal Models) actions, and to ensure the fulfilment of the new regulatory requirements for the coming years.
The main focus in 2021 will be to continue strengthening our regulatory model landscape, in order to fulfil ECB requirements by 2022. A high number of model changes will be delivered to the ECB, which will require formal approval before implementation.
8.2 Model risk management
Model risk management and control are structured processes known as the model life cycle. The model life cycle phases in Santander are:
Identification
Identified models must be included in the model risk control perimeter.
One key feature for proper model risk management is to have a complete inventory of used models.
Grupo Santander has a centralized inventory, based on a uniform taxonomy for all models used at business units. The inventory contains detailed information on each model allowing for close monitoring according to model significance and tier criteria.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance
Planning
This is an internal annual exercise, approved by our subsidiaries’ governance bodies and validated by the headquarters team. It establishes a strategic action plan for models included in the model risk function’s scope of management. It identifies the resources needs related to the models that are going to be developed, revised and implemented during the year.
Development
Development is the construction phase in the model's lifecycle. It is based on econometrics and carried out by specialists in methodology. Models are developed according to the needs of the business unit, as specified in the annual model plan.
To ensure the quality and consistency of the models, the development must follow common, group-wide methodological standards, as defined by the headquarters team. The recent creation of the Models & Data Unit aims at a better, more efficient and centralized execution of model builds, whilst exploiting the synergies of combining models and data.

More detail in section 2.5 Models & Data Unit of this chapter.
Internal validation
The independent validation of models is a regulatory requirement and a key feature of our management and control of model risk.
An independent specialized unit, which is part of Model Risk function, analyzes and issues technical opinions on the suitability of internal models. The validation opinion for each model is expressed through a rating that summarizes the model risk associated to it. Internal validation covers all the models within the model risk control scope, the intensity and the frequencies of the validations tasks are perfectly defined and follow a Risk-based approach.
The validation scope includes theory, methodology, the IT systems and the data quality that models rely upon for their effective functioning. It also includes detailed analysis of the model performance, as well as other risk management aspects (controls, reporting, uses, and involvement of senior management, among others).
A key task in internal validation is the consistency analysis carried out by validators, which reviews issued recommendations, severity and assigned ratings. It acts as an important point of control to ensure the homogeneity and comparability of validation tasks.
The validation tasks are only concluded once this phase of consistency has been completed. In addition, the Single Validation Office plays a key role ensuring the highest consistency of the validations across the models in the Group.
Approval
Before deployment and use, each model must be submitted to internal governance bodies for approval. A governance path for our models inventory is in place, which varies according to the model's tiering.
Deployment and use
In this phase, we implement newly developed models in IT systems. This phase is another possible source of model risk. Therefore, technical units and model owners must conduct tests to certify model implementation is according to methodology as intended and expected.
Monitoring and control
We must regularly review models to make sure they perform correctly and are suitable to their intended purpose. Otherwise, they must be adapted or redesigned.
Additionally, control teams have to ensure that model risk is managed in accordance with the principles and rules set out in the model risk framework and related internal regulations.

Annual report 2020	Contents
9. Strategic risk
9.1 Introduction
Strategic risk is the threat of loss or damage from strategic decisions, the poor implementation thereof or the inability to adapt to external developments.
Grupo Santander’s business model must be considered as a key factor that is pivotal to strategic risk. It has to be viable, sustainable and should generate results in accordance with the yearly group’s targets (particularly the next three years) and long-term view.
Strategic risk has three components:

1	Business model risk, which includes the risk that the group's model will become obsolete or irrelevant, and/or that it will lose the ability to generate expected results.

2
Strategy design risk, which relates to the strategy set out in Grupo Santander’s long-term plan (including the risk that the plan will not be adequate) or due to its assumptions, resulting in a failure to deliver expected results.

3
Strategy execution risk, which involves the three-year financial plan (including internal and external impacts), the inability to react to changes in the business environment, and risks associated with corporate development transactions.

9.2 Strategic risk management
Grupo Santander views strategic risk as transversal. We have a target operating model that our subsidiaries use as a reference. It covers the governance, procedures and necessary tools for robust monitoring and control. We constantly monitor changes in the landscape (competition, regulation, market conditions, etc.) or in our own entity to determine if it is necessary to revise strategy and if mitigating factors and/or remediation plans are in place. The strategic risk function involves key areas from the first and second line of defence to make sure potential measures are ready to be implemented.
In 2020, the strategy mainly focused on the covid-19 pandemic and the extremely uncertain economic outlook. Although our strategy remains valid in the long term, the current backdrop might delay our achievement of some strategic targets. The health crisis's effects on the global economy have driven our strategic risk profile to mid-high, primarily triggered by pressure on margins, profitability and the impact assessment of the aforementioned potential threats.
Brexit governance remained in force in 2020. It built on existing working groups and the crisis management office so we could detect issues and keep senior managers duly informed.
The strategic risk function's key actions in 2020 were:
•Challenge to strategic plans: Supported by specialized functions within the Risk division, it challenged the three-year strategic plan (including a specific chapter in the final plan), identifying potential threats and changes in the environment that might jeopardize strategic objectives. The 2020 challenge focused on economic outlook uncertainty, since the intensity and duration of the covid-19 crisis remain unknown, and a tough environment for value creation where digital projects, such as One Santander, PagoNxt and building a global native digital consumer bank, are crucial in boosting profit growth.
•Top risks: Under stressed assumptions, Grupo Santander identifies, assesses, monitors and manages risks that will have a significant impact on results, liquidity or capital. Covid-19 has been a catalyst for previously identified threats, such as cyber-attacks,and macro and geopolitical threats; it is already changing market dynamics, consumer behaviour and accelerating the digitization of the economy. Climate change-related risk has also take on a more holistic view, beyond the regulatory scope.
•Strategic risk report: Prepared jointly with the corporate development and strategy function as a tool for monitoring and assessing the strategy and related risks, it is presented to senior managers and covers strategy execution, strategic projects, corporate development transactions, business model performance, top risks and risk profile.
•Marketing of new products: The strategic risk function participated in assessing and validating new product and service proposals before Grupo Santander and its subsidiaries launch them, ensuring full alignment with the approved strategy.
•Corporate development transactions: The strategic risk function received support from other Risk division areas to ensure risk assessments of transactions' impact on our risk profile and risk appetite.

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

[This page has been left blank intentionally]

Annual report 2020	Contents
Glossary

1LoD	First Line of Defence
2019 AGM	Annual general meeting held on 12 April 2019
2020 AGMs	April 2020 AGM and October 2020 AGM
2021 AGM	Annual general meeting called for 25 or 26 March 2021, at first or second call respectively
2Dii	2 Degree Investing Initiative
2LoD	Second Line of Defence
Active customer	Those customers who comply with balance, income and/or transactionality demanded minimums defined according to the business area
ADS	American Depositary Shares
AEAT	Agencia Estatal de Administración Tributaria
AI	Artificial Intelligence
ALCO	Asset-Liability Committee
ALM	Asset and Liability Management
AML	Anti-money laundering
APM	Alternative Performance Measure
April 2020 AGM	Annual general meeting held on 3 April 2020
ASF	Available Stable Funding
ASR	Recovered write-off assets (Activos en suspenso recuperados)
AT1	Additional Tier 1
ATM	Automated teller machine
ATOMIC	Advanced Target Operating Models in Collaboration
B2B2C	Business to business to customer
B2C	Business to customer
Banco Popular/Popular	Banco Popular Español, S.A., a bank whose share capital was acquired by Banco Santander, S.A. on 7 June 2017 and was merged into Santander in September 2018
Basel or Basel Committee	The Basel Committee on Banking Supervision
BAU	Business as usual
BBLS	Bounce Back Loans
BCMS	Business Continuity Management System
BCP	Business continuity plans
BIS	Bank for International Settlements
Bn	Billion (1,000,000,000)
bps	basis points
BRRD	Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time
BSI	Banco Santander Internacional
CAE	Chief audit executive
CAF	Development Bank of Latin America
CAO	Chief accounting officer
CARF	Conselho Administrativo de Recursos Fiscais
CCO	Chief compliance officer
CCP	Central Counterparties
CCPS	Contingent convertible preferred securities
CDI	Crest Depositary Interests

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

CDS	Credit Default Swaps
CEB	Council of Europe Development Bank
CEO	Chief executive officer
CER	Credit equivalent risk
CET1	Common equity tier 1
CFO	Chief financial officer
CIO	Chief information officer
CNMV	Spanish stock market authority (Comisión Nacional del Mercado de Valores)
COFINS	Contribuiçao para Financiamento da Seguridade Social
Corporate Centre	Our headquarters in Boadilla and business segment as described in section 4.1 ‘Description of segments’ in the Economic and financial review chapter.
Corporation	All the governing bodies, organisational structures and employees entrusted by Banco Santander, S.A. to exercise oversight and control across the entire Group, including those functions typically associated with the relationship between a parent company and its subsidiaries.
COSO	Committee of Sponsoring Organisations of the Tradeway Commission
CPGF	Corporate Products Governance Forum
CRD IV	The prudential framework established by the CRD and CRR currently in force
CRD V	Amendment to the CRD IV package
CRE	Credit Risk Equivalent
CRO	Chief risk officer
CRR	Regulation (EU) 575/2013 on prudential requirements for credit institutions and investment firms, as amended from time to time
CRS	The Common Reporting Standard approved by the OECD Council on 15 July 2014
CSA	Credit Support Annex
CSLL	Social Contribution on Net Income
CTO	Chief technology officer
CVA	Credit Valuation Adjustment
D&I	Diversity & inclusion
DI	Debt to Income
Digital customers	Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days.
DLP	Data Leakage Protection
Dodd-Frank Act	The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
DTA	Deferred Tax Asset
DVA	Debt Valuation Adjustment
E&S	Environmental and social
EAD	Exposure at Default
EBA	European Banking Authority
EBRD	European Bank for Reconstruction and Development
ECB	European Central Bank
ECB Recommendation I	The recommendation issued by the ECB on 27 March 2020 for all European credit institutions under its supervision to refrain from paying out dividends against the 2019 and 2020 results until at least 1 October 2020 to preserve capital
ECB Recommendation II	The recommendation issued by the ECB on 27 July 2020 extending the term of ECB Recommendation I. It asked the European credit institutions under its supervision to refrain from paying out dividends against the 2019 and 2020 results or from making irrevocable commitments to pay them until 1 January 2021
ECL	Expected credit loss
EIB	European Investment Bank
EMIR	Regulation (EU) 648/2012 on OTC derivatives, central counterparties and trade repositories, as amended from time to time
EONIA	Euro Overnight Index Average

Annual report 2020	Contents

EPS	Earnings Per Share
ERC	Executive risk committee
ES	Expected Shortfall
ESG	Environmental, Social and Governance
ESMA	European Securities and Markets Authority
ESRM	Environmental and social risk management
ETF	Exchange Traded Funds
EU	European Union
EVE	Economic Value of Equity
EWIs	Early Warning Indicators
FATCA	Foreign Account Tax Compliance Act
FCA	Financial Conduct Authority
FCA Group	Fiat Chrysler Automobiles
FCC	Financial Crime Compliance
FEBEF	Fundación Española de Banca para Estudios Financieros
FED	Federal Reserve
Final Cash Dividend	The final cash dividend of 0.10 euros per share put to a vote by the board in February 2020 at the April 2020 AGM
FROB	Fondo de Reestructuración Ordenada Bancaria
FRTB	Fundamental Review of the Trading Book
FSB	Financial Stability Board
FX	Foreign Exchange
G-SIB	Global Systematically Important Bank
GBP	Pound sterling
GCC	General Code of Conduct
GDP	Gross Domestic Product
GDPR	General Data Protection Regulation
GMRA	Global master repurchase agreement
GMS	Global Merchant Services
GPPC	Global Public Policy Committee
GPTW	Great Place to Work
GRC	Governance, risk and compliance
GRI	Global Reporting Initiative
GSGM	Group-Subsidiary Governance Model
GTS	Global Trade Services
HR	Human Resources
IAS	International Accounting Standards
IBORs	Interbank offered rates
ICAAP	Internal Capital Adequacy Assessment Process
ICAC	Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas)
ICFR	Internal control over financial reporting
ICM	Internal control model
ICO	Instituto de Crédito Oficial
ICT	Information and Communication Technology
Identified Staff	Other executives whose activities may have a significant impact on the Group's risk profile
IFC	International Finance Corporation
IFI	Instituciones financieras internacionales
IFRS	International Financial Reporting Standards (IFRS) as adopted in the EU pursuant to Regulation (EC) 1606/2002 on the application of international accounting standards, as amended from time to time

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

ILAAP	Internal Liquidity Adequacy Assessment Process
IMF	International Monetary Fund
IRB	Internal Rating Based
IRC	Incremental Risk Charge
IRPJ	Imposto de Renda Pessoa Jurídica
IRR	Internal rate of return
IRS	Internal Revenue Service
ISMA	International Securities Market Association
IT	Information technology
IT	Information Technology (tecnología de la información)
KPI	Key performance indicator
KRI	Key Risk Indicators
LCR	Liquidity Coverage Ratio
LDA	Loss Distribution Approach
LGD	Loss Given Default
LIBOR	London Interbank Offer Rate
Loyal customers	Active customers who receive most of their financial services from the Group according to the commercial segment to which they belong. Various engaged customer levels have been defined taking profitability into account.
LTD	Loan to Deposit ratio
LTV	Loan to Value
M/LT	Medium and long-term
MiFID II	Markets in Financial Instruments Directive.
Mn	Million
MRAP	Market Risk Advanced Platform
MREL	Minimum requirement for own funds and eligible liabilities which is required to be met under the BRRD
MRM	Model Risk Management
MtM	Mark-to-Market
MXN	Mexican peso
NCAs	National competent authority
NGFS	Network for Greening the Financial System
NGO	Non-governmental organisation
NII	Net Interest Income
Nominal cap	Maximum nominal amount of a risk operation, excluding market transactions
NPLs	Non-performing loans
NPS	Net promoter score
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
o/w	Of which
October 2020 AGM	Annual meeting held on 27 October 2020
OECD	Organisation for Economic Co-operation and Development
OM	Organised Markets
ONP	Ordinary net profit
OR	Operational risk
OSLA	Overseas Securities Lender’s Agreement
OTC	Over the counter
P&L	Profit and Loss
PACTA	Paris Agreement Capital Transition Assessment
PCAOB	Public Company Accounting Oversight Board

Annual report 2020	Contents

PD	Probability of Default
People supported in our communities	The Bank has devised a corporate methodology tailored to Santander’s requirements and specific model for contributing to society. This methodology identifies a series of principles, definitions and criteria to allow the Bank to consistently keep track of those people who have benefited from the programmes, services and products with a social and/or environmental component promoted by the Bank. This methodology has been reviewed by an external auditor.
PFE	Potential Future Exposure (posible exposición futura)
PIS	Programa de Integraçao Social
PIT	Point in time
PIT	Point-in-time
PLN	Polish Zloty
POCI	Purchased or Originated Credit Impaired
POS	Point of sale
pp	percentage point
PPI	Payment protection insurance
PRA	UK Prudential Regulatory Authority
PRI	Principles for responsible Investment
PSD2	Payment Services Directive II
PwC	PricewaterhouseCoopers Auditores, S.L.
R&D&i	Research, development and innovation
RAF	Risk appetite framework
RAS	Risk appetite statement
RCC	Risk control committee
RCSA	Risk control self-assessment
RDA	Risk Data Aggregation
RIA	Risk Identification and Assessment
RoA	Return on assets
RoE	Return on equity
RoRAC	Return on risk adjusted capital
RoRWA	Return on risk weighted assets
RoTE	Return on tangible equity
RPA	Risk profile assessment
RRS	Risk Reporting Structure
RSF	Required Stable Funding
Rules and regulations of the board	Rules and regulations of the board of directors of Banco Santander, S.A.
Rules and regulations of the general meeting	Rules and regulations of the general meeting of Banco Santander, S.A.
RWAs	Risk weighted assets
S&P 500	The S&P 500 index maintained by S&P Dow Jones Indices LLC
SAM	Santander Asset Management
Santander Consumer US	Santander Consumer USA Holdings Inc.
SBNA	Santander Bank N.A.
SC USA	Santander Consumer US
SCAN	Santander Customer Assessment Note
SCF	Santander Consumer Finance
SCIB	Santander Corporate & Investment Banking
SCPs	Strategic commercial plans
SDE	Santander Dividendo Elección
SDG	Sustainable Development Goals

Responsible banking	Corporate governance	Economic and financial review	Risk management and compliance

SEA	Securities Exchange Act
SEC	Securities and Exchange Commission
SHUSA	Santander Holdings USA, Inc.
SICR	Aumento significativo del riesgo crediticio
SIS	Santander Investment Securities
SLA	Service Level Agreement
SMEs	Small and medium enterprises
SOX	Sarbanes-Oxley Act of 2002
Spanish Companies Act	Consolidated text of the Spanish Companies Act approved by Royal Legislative Decree 1/2010, of 2 July
Spanish Corporate Governance Code	CNMV's Good Governance Code for Listed Companies
Spanish Securities Markets Act	Consolidated text of the Spanish Securities Markets Act approved by Royal Legislative Decree 4/2015, of 23 October
SPF	Simple, Personal and Fair
SRB	European Single Resolution Board
SREP	Supervisory Review and Evaluation Process
SRF	Single Resolution Fund
SRI	Socially Responsible Investment
SRT	Significant Risk Transfer
SSM	Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries.
ST	Short-term
STEM	Science, Technology, Engineering and Mathematics
STF	Supreme Federal Court of Brazil
SVaR	Stressed value at risk
T&O	Technology and operations
T2	Tier 2
TCFD	Task Force on Climate-related Financial Disclosures
TLAC	The total loss-absorbing capacity requirement which is required to be met under the CRD V package
TLTRO	Targeted longer-term refinancing operations
TOM	Target Operational Model
TRIM	Targeted Review of Internal Models
TSR	Total Shareholder Return
UK	United Kingdom
UN SDG	United Nations Sustainable Development Goals
UNEP FI	United Nations Environmental Program Financial Initiative
US	United States of America
USD	United States dollar
VaE	Value at Earnings
VaR	Value at Risk
VAT	Value Added Tax
Volcker Rule	Section 619 of the Dodd-Frank Act
VPN	Virtual Private Network
WBCSD	World Business Council for Sustainable Development
WFH	Working From Home
WM&I	Wealth Management and Insurance
Wolfsberg group	Association of thirteen global banks which aims to develop frameworks and guidance for the management of financial crime risks
YoY	Year over year

Annual report 2020	Contents

Part 2.
Auditor's report and Consolidated financial Statements

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Auditor's report
and consolidated
financial statements

Annual report 2020	Contents

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Auditor's
report

Annual report 2020	Contents

[Page intentionally left blank] 1 of 8

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[Page intentionally left blank] 2 of 8

Annual report 2020	Contents

[Page intentionally left blank] 3 of 8

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[Page intentionally left blank] 4 of 8

Annual report 2020	Contents

[Page intentionally left blank] 5 of 8

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[Page intentionally left blank] 6 of 8

Annual report 2020	Contents

[Page intentionally left blank] 7 of 8

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[Page intentionally left blank] 8 of 8

Annual report 2020	Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Santander, S.A.:
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of impairment of financial assets at amortised cost– loans and advances to customers

As described in Notes 2, 10 and 53 to the consolidated financial statements, the Company’s financial assets at amortised cost – loans and advances to customers - were EUR 881,963 million and its estimation of impairment of financial assets at amortised cost – loans and advances to customers – was EUR 12,363 million for the year ended December 31, 2020. The Company assesses impairment by estimating the expected credit losses. Management’s models to determine the expected credit loss consider instruments with similar credit risk characteristics that are indicative of debtors’ capacity to pay. The methodology required to estimate the expected credit losses due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios. The estimation of expected credit losses requires expert judgment and the support of historical, current and future information, including considering post-model adjustments to recognize expected credit losses on assets deemed subject to a significant increase in credit risk. The probability of loss is measured considering past events, the present situation and future trends of macroeconomic factors.

The principal considerations for our determination that performing procedures relating to the estimation of the impairment of financial assets at amortised cost – loans and advances to customers is a critical audit matter are, (i) there was significant judgment by management to assess impairment by estimating the expected credit losses which in turn led to significant auditor judgment and effort in performing procedures to evaluate the audit evidence related to the models and assumptions used to determine the expected credit losses and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss estimation process, which included controls over the data, models and assumptions used in the estimation process, including post-model adjustments. These procedures also included, among others, (i) evaluating, on a test basis, models with respect to the calculation and segmentation criteria, the models utilized for the estimation of the expected loss parameters, the methodology used for the generation of the macroeconomic scenarios, the completeness and accuracy of data provided by management, and the reasonableness of management’s criteria for significant increase in credit risk and loan classification by stages; (ii) evaluating, on a test basis, payment moratoriums or government guarantees granted as a consequence of the covid-19 crisis; (iii) testing the mathematical accuracy of the impairment calculation for the credit portfolios; (iv) evaluating the reasonableness of overlay adjustments made by management; and (v)
evaluating individual credit files to determine the reasonableness of management’s classification, discounted cash flows and, where appropriate, corresponding impairment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models used by management and evaluating the reasonableness of assumptions used in the impairment estimation for the credit portfolios.

Goodwill Impairment Assessment of Certain Cash Generating Units (CGUs)

As described in Notes 2 and 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was EUR 12,471 million at December 31, 2020, which includes EUR 3,410 million of the following CGU’s: Santander Bank Polska, Santander Consumer USA, Santander Bank, National Association, Santander UK and Santander Consumer Nordics. Management assesses goodwill for impairment at the end of each annual reporting period or whenever there is any indication of impairment. Potential impairment is identified by management by comparing the value in use of a CGU to its carrying value. Value in use is estimated by management using discounted cash flow projections.
Management’s cash flow projections for the aforementioned CGU’s includes assumptions relating to earnings projections, discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium and constant growth rates used in order to extrapolate earnings in perpetuity. The Company recognised EUR 10,100 million of goodwill impairment on the aforementioned CGUs during the year considering the worsening of the macroeconomic environment caused by covid-19.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the aforementioned CGUs is a critical audit matter are, (i) there was significant judgment by management to develop the key assumptions in the value in use measurement of the CGUs which led to significant auditor judgment and effort in performing procedures to evaluate management’s earnings projections, discount rates and constant growth rates and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the aforementioned CGUs. These procedures also included, among others, (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) evaluating the reasonableness of the earnings projections, the discount rate and the constant growth rates assumptions used by management; and (iv) testing the mathematical accuracy of the impairment calculations and discounted cash flow projections. Evaluating the reasonableness of management’s key assumptions involved (i) performing a retrospective comparison of forecasted earnings to actual past performance and previous forecasts; and (ii) evaluating the consistency of the discount rate and constant growth rate. Professionals with specialized skill and knowledge were used

Annual report 2020	Contents
to assist in the evaluation of the appropriateness of management’s discounted cash flow model and reasonableness of the earnings projections, discount rate and constant growth rates assumptions.

Recoverability of deferred tax assets – Spain and Brazil

As described in Notes 2 and 27 to the consolidated financial statements, the Company’s consolidated deferred tax assets as of December 31, 2020 were EUR 19,246 million, and the deferred tax assets associated with Spain and Brazil were EUR 10,026 and EUR 5,310 million, respectively. The Company recognises deferred tax assets for temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised. The deferred tax assets are reassessed by management at each reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.
Management’s analyses take into account, among other things (i) the results generated by the different entities in previous years, (ii) the projections of results of each entity or tax group, (iii) the estimation of the reversal of the different temporary differences according to their nature, and (iv) the period and limits established under the applicable legislation of each country for the recovery of the different deferred tax assets. The Company recognised a write-down of EUR 2,500 million of deferred tax assets mainly related to Spain during the year considering the changes in the key assumptions on which the projected results of its tax group are based, arising from the impact of covid-19.

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

Provisions for contingent liabilities

As described in Notes 2 and 25 to the consolidated financial statements, the Company’s consolidated provisions for contingent liabilities balance as of December 31, 2020 were EUR 4,425 million. The Company records provisions for tax and legal proceedings in which management assesses the chances of loss to be probable. Management determines the amounts to be provided for as the best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of provisions for contingent liabilities. These procedures also included, among others, obtaining and evaluating letters of audit inquiry with internal and external legal counsel, evaluating the recognition and reasonableness of management’s assessment in the identification of potentially omitted liabilities, evaluating management’s assessment of possible contingencies relating to compliance with the tax obligations for all the years open to inspection and evaluating the sufficiency of the Company’s contingency disclosures.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain
February 26, 2021

We have served as the Company’s auditor since 2016

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Consolidated
annual accounts

Annual report 2020	Contents

Grupo Santander

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2020, 2019 AND 2018
EUR million

ASSETS	Note	2020	2019	2018
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		153,839	101,067	113,663
FINANCIAL ASSETS HELD FOR TRADING		114,945	108,230	92,879
Derivatives	9 and 11	67,137	63,397	55,939
Equity instruments	8	9,615	12,437	8,938
Debt instruments	7	37,894	32,041	27,800
Loans and advances		299	355	202
Central banks	6	—	—	—
Credit institutions	6	3	—	—
Customers	10	296	355	202
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		4,486	4,911	10,730
Equity instruments	8	3,234	3,350	3,260
Debt instruments	7	700	1,175	5,587
Loans and advances		552	386	1,883
Central banks	6	—	—	—
Credit institutions	6	—	—	2
Customers	10	552	386	1,881
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		48,717	62,069	57,460
Debt instruments	7	2,979	3,186	3,222
Loans and advances		45,738	58,883	54,238
Central banks	6	9,481	6,473	9,226
Credit institutions	6	12,136	21,649	23,097
Customers	10	24,121	30,761	21,915
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		120,953	125,708	121,091
Equity instruments	8	2,783	2,863	2,671
Debt instruments	7	108,903	118,405	116,819
Loans and advances		9,267	4,440	1,601
Central banks	6	—	—	—
Credit institutions	6	—	—	—
Customers	10	9,267	4,440	1,601
FINANCIAL ASSETS AT AMORTIZED COST		958,378	995,482	946,099
Debt instruments	7	26,078	29,789	37,696
Loans and advances		932,300	965,693	908,403
Central banks	6	12,499	18,474	15,601
Credit institutions	6	37,838	40,943	35,480
Customers	10	881,963	906,276	857,322
HEDGING DERIVATIVES	36	8,325	7,216	8,607
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,980	1,702	1,088
INVESTMENTS	13	7,622	8,772	7,588

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2020, 2019 AND 2018
EUR million

ASSETS	Note	2020	2019	2018
Joint venture entities		1,492	1,325	979
Associated entities		6,130	7,447	6,609
ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS	15	261	292	324
TANGIBLE ASSETS		32,735	35,235	26,157
Property, plant and equipment	16	31,772	34,262	24,594
For own-use		13,213	15,041	8,150
Leased out under an operating lease		18,559	19,221	16,444
Investment properties	16	963	973	1,563
Of which leased out under an operating lease		793	823	1,195
INTANGIBLE ASSETS		15,908	27,687	28,560
Goodwill	17	12,471	24,246	25,466
Other intangible assets	18	3,437	3,441	3,094
TAX ASSETS		24,586	29,585	30,251
Current tax assets		5,340	6,827	6,993
Deferred tax assets	27	19,246	22,758	23,258
OTHER ASSETS		11,070	10,138	9,348
Insurance contracts linked to pensions	14	174	192	210
Inventories		5	5	147
Other	19	10,891	9,941	8,991
NON-CURRENT ASSETS HELD FOR SALE	12	4,445	4,601	5,426
TOTAL ASSETS		1,508,250	1,522,695	1,459,271

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated balance sheet as of 31 December 2020.

Annual report 2020	Contents

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2020, 2019 AND 2018
EUR million

LIABILITIES	Note	2020	2019	2018
FINANCIAL LIABILITIES HELD FOR TRADING		81,167	77,139	70,343
Derivatives	9	64,469	63,016	55,341
Short positions	9	16,698	14,123	15,002
Deposits		—	—	—
Central banks	20	—	—	—
Credit institutions	20	—	—	—
Customers	21	—	—	—
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		48,038	60,995	68,058
Deposits		43,598	57,111	65,304
Central banks	20	2,490	12,854	14,816
Credit institutions	20	6,765	9,340	10,891
Customers	21	34,343	34,917	39,597
Marketable debt securities	22	4,440	3,758	2,305
Other financial liabilities	24	—	126	449
Memorandum items: subordinated liabilities	23	—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST		1,248,188	1,230,745	1,171,630
Deposits		990,391	942,417	903,101
Central banks	20	112,804	62,468	72,523
Credit institutions	20	62,620	90,501	89,679
Customers	21	814,967	789,448	740,899
Marketable debt securities	22	230,829	258,219	244,314
Other financial liabilities	24	26,968	30,109	24,215
Memorandum items: subordinated liabilities	23	21,880	21,062	23,820
HEDGING DERIVATIVES	36	6,869	6,048	6,363
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	286	269	303
LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS	15	910	739	765
PROVISIONS	25	10,852	13,987	13,225
Pensions and other post-retirement obligations		3,976	6,358	5,558
Other long term employee benefits		1,751	1,382	1,239
Taxes and other legal contingencies		2,200	3,057	3,174
Contingent liabilities and commitments		700	739	779
Other provisions		2,225	2,451	2,475
TAX LIABILITIES		8,282	9,322	8,135
Current tax liabilities		2,349	2,800	2,567
Deferred tax liabilities	27	5,933	6,522	5,568
OTHER LIABILITIES	26	12,336	12,792	13,088
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—
TOTAL LIABILITIES		1,416,928	1,412,036	1,351,910

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2020, 2019 AND 2018
EUR million

EQUITY	Note	2020	2019	2018
SHAREHOLDERS´ EQUITY	30	114,620	124,239	120,597
CAPITAL	31	8,670	8,309	8,118
Called up paid capital		8,670	8,309	8,118
Unpaid capital which has been called up		—	—	—
SHARE PREMIUM	32	52,013	52,446	50,993
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		627	598	565
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		627	598	565
OTHER EQUITY	34	163	146	234
ACCUMULATED RETAINED EARNINGS	33	65,583	61,028	56,756
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(3,596)	(3,110)	(1,583)
Reserves or accumulated losses in joint venture investments		1,504	1,210	972
Others		(5,100)	(4,320)	(2,555)
(-) OWN SHARES	34	(69)	(31)	(59)
PROFIT OR LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		(8,771)	6,515	7,810
(-) INTERIM DIVIDENDS	4	—	(1,662)	(2,237)
OTHER COMPREHENSIVE INCOME OR LOSS		(33,144)	(24,168)	(24,125)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS	29	(5,328)	(4,288)	(2,936)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	29	(27,816)	(19,880)	(21,189)
NON-CONTROLLING INTEREST	28	9,846	10,588	10,889
Other comprehensive income or loss		(1,800)	(982)	(1,292)
Other items		11,646	11,570	12,181
TOTAL EQUITY		91,322	110,659	107,361
TOTAL LIABILITIES AND EQUITY		1,508,250	1,522,695	1,459,271
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loan commitments granted		241,230	241,179	218,083
Financial guarantees granted		12,377	13,650	11,723
Other commitments granted		64,538	68,895	74,389

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated balance sheet as of 31 December 2020.

Annual report 2020	Contents

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	(Debit) Credit
	Note	2020	2019	2018
Interest income	38	45,741	56,785	54,325
Financial assets at fair value through other comprehensive income		2,840	3,571	4,481
Financial assets at amortized cost		40,365	48,552	47,560
Other interest income		2,536	4,662	2,284
Interest expense	39	(13,747)	(21,502)	(19,984)
Interest income/(charges)		31,994	35,283	34,341
Dividend income	40	391	533	370
Income from companies accounted for using the equity method	13	(96)	324	737
Commission income	41	13,024	15,349	14,664
Commission expense	42	(3,009)	(3,570)	(3,179)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	43	1,107	1,136	604
Financial assets at amortized cost		(31)	308	39
Other financial assets and liabilities		1,138	828	565
Gain or losses on financial assets and liabilities held for trading, net	43	3,211	1,349	1,515
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		3,211	1,349	1,515
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	43	82	292	331
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		82	292	331
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	43	(171)	(286)	(57)
Gain or losses from hedge accounting, net	43	51	(28)	83
Exchange differences, net	44	(2,093)	(932)	(679)
Other operating income	45	1,920	1,797	1,643
Other operating expenses	45	(2,342)	(2,138)	(2,000)
Income from assets under insurance and reinsurance contracts	45	1,452	2,534	3,175
Expenses from liabilities under insurance and reinsurance contracts	45	(1,242)	(2,414)	(3,124)
Total income		44,279	49,229	48,424
Administrative expenses		(18,320)	(20,279)	(20,354)
Staff costs	46	(10,783)	(12,141)	(11,865)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	(Debit) Credit
	Note	2020	2019	2018
Other general administrative expenses	47	(7,537)	(8,138)	(8,489)
Depreciation and amortisation cost	16 and 18	(2,810)	(3,001)	(2,425)
Provisions or reversal of provisions, net	25	(2,378)	(3,490)	(2,223)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(12,382)	(9,352)	(8,986)
Financial assets at fair value through other comprehensive income		(19)	(12)	(1)
Financial assets at amortized cost	10	(12,363)	(9,340)	(8,985)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	—	—	(17)
Impairment or reversal of impairment on non-financial assets, net		(10,416)	(1,623)	(190)
Tangible assets	16	(174)	(45)	(83)
Intangible assets	17 and 18	(10,242)	(1,564)	(117)
Others		—	(14)	10
Gain or losses on non-financial assets and investments, net	48	114	1,291	28
Negative goodwill recognized in results		8	—	67
Gains or losses on non-current assets held for sale not classified as discontinued operations	49	(171)	(232)	(123)
Operating profit/(loss) before tax		(2,076)	12,543	14,201
Tax expense or income from continuing operations	27	(5,632)	(4,427)	(4,886)
Profit/(loss) from continuing operations		(7,708)	8,116	9,315
Profit/(loss) after tax from discontinued operations	37	—	—	—
Profit/(loss) for the year		(7,708)	8,116	9,315
Profit/(loss) attributable to non-controlling interests	28	1,063	1,601	1,505
Profit/(loss) attributable to the parent		(8,771)	6,515	7,810
Earnings/(losses) per share
Basic	4	(0.538)	0.347	0.430
Diluted	4	(0.538)	0.346	0.429

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated income statement for the year ended 31 December 2020.

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million
	Note	2020	2019	2018
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR		(7,708)	8,116	9,315
OTHER RECOGNISED INCOME AND EXPENSE		(9,794)	267	(2,298)
Items that will not be reclassified to profit or loss	29	(1,018)	(1,351)	332
Actuarial gains and losses on defined benefit pension plans		(25)	(1,677)	618
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(4)	1	1
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	36	(917)	(29)	(174)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		4	44	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(4)	(44)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		31	(156)	109
Income tax relating to items that will not be reclassified		(103)	510	(222)
Items that may be reclassified to profit or loss	29	(8,776)	1,618	(2,630)
Hedges of net investments in foreign operations (effective portion)	36	2,340	(1,151)	(2)
Revaluation gains (losses)		2,340	(1,151)	(2)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Exchanges differences		(11,040)	1,232	(2,253)
Revaluation gains (losses)		(11,040)	1,232	(2,253)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	(53)	8	174
Revaluation gains (losses)		799	(1,104)	491
Amounts transferred to income statement		(852)	1,112	(317)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Hedging instruments (items not designated)	36	—	—	—
Revaluation gains (losses)		—	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Debt instruments at fair value with changes in other comprehensive income		(100)	2,414	(591)
Revaluation gains (losses)	29	692	2,588	(29)
Amounts transferred to income statement		(1,165)	(792)	(562)
Other reclassifications		373	618	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		(151)	(15)	(97)
Income tax relating to items that may be reclassified to profit or loss		228	(870)	139
Total recognised income and expenses for the year		(17,502)	8,383	7,017
Attributable to non-controlling interests		245	1,911	1,396
Attributable to the parent		(17,747)	6,472	5,621

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2020.

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2019	8,309	52,446	598	146	61,028
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2020*	8,309	52,446	598	146	61,028
Total recognised income and expense	—	—	—	—	—
Other changes in equity	361	(433)	29	17	4,555
Issuance of ordinary shares	361	(72)	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	(361)	—	—	—
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,555
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(53)	—
Others increases or (-) decreases of the equity	—	—	29	70	—
Balance at 31 December 2020	8,670	52,013	627	163	65,583
The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659
—	—	—	(8,771)	—	(8,976)	(818)	1,063	(17,502)
—	(486)	(38)	(6,515)	1,662	—	—	(987)	(1,835)
—	70	—	—	—	—	—	5	364
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(465)	(826)
—	—	(758)	—	—	—	—	—	(758)
—	1	720	—	—	—	—	—	721
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	298	—	(6,515)	1,662	—	—	—	—
—	—	—	—	—	—	—	(54)	(54)
—	—	—	—	—	—	—	—	(53)
—	(855)	—	—	—	—	—	(473)	(1,229)
—	(3,596)	(69)	(8,771)	—	(33,144)	(1,800)	11,646	91,322

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2018	8,118	50,993	565	234	56,756
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2019*	8,118	50,993	565	234	56,756
Total recognised income and expense	—	—	—	—	—
Other changes in equity	191	1,453	33	(88)	4,272
Issuance of ordinary shares	191	1,453	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(1,055)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,327
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(88)	—
Others increases or (-) decreases of the equity	—	—	33	—	—
Balance at 31 December 2019	8,309	52,446	598	146	61,028

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(1,583)	(59)	7,810	(2,237)	(24,125)	(1,292)	12,181	107,361
—	—	—	—	—	—	—	—	—
—	(391)	—	—	—	—	—	—	(391)
—	(1,974)	(59)	7,810	(2,237)	(24,125)	(1,292)	12,181	106,970
—	—	—	6,515	—	(43)	310	1,601	8,383
—	(1,136)	28	(7,810)	575	—	—	(2,212)	(4,694)
—	28	—	—	—	—	—	1	1,673
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(2)	(2)
—	—	—	—	(1,662)	—	—	(895)	(3,612)
—	—	(928)	—	—	—	—	—	(928)
—	(6)	956	—	—	—	—	—	950
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	246	—	(7,810)	2,237	—	—	—	—
—	—	—	—	—	—	—	110	110
—	—	—	—	—	—	—	—	(88)
—	(1,404)	—	—	—	—	—	(1,426)	(2,797)
—	(3,110)	(31)	6,515	(1,662)	(24,168)	(982)	11,570	110,659

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2020, 2019 AND 2018
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2017	8,068	51,053	525	216	53,437
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2018*	8,068	51,053	525	216	53,437
Total recognised income and expense	—	—	—	—	—
Other changes in equity	50	(60)	40	18	3,319
Issuance of ordinary shares	50	(60)	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(968)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,287
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(74)	—
Others increases or (-) decreases of the equity	—	—	40	92	—
Balance at 31 December 2018	8,118	50,993	565	234	56,756

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

						Non-Controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
—	—	—	—	—	—	—	—	—
—	112	—	—	—	(160)	253	(1,545)	(1,340)
—	(1,490)	(22)	6,619	(2,029)	(21,936)	(1,183)	12,235	105,493
—	—	—	7,810	—	(2,189)	(109)	1,505	7,017
—	(93)	(37)	(6,619)	(208)	—	—	(1,559)	(5,149)
—	10	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	(2,237)	—	—	(687)	(3,892)
—	—	(1,026)	—	—	—	—	—	(1,026)
—	—	989	—	—	—	—	—	989
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	303	—	(6,619)	2,029	—	—	—	—
—	59	—	—	—	—	—	(660)	(601)
—	—	—	—	—	—	—	17	(57)
—	(465)	—	—	—	—	—	(229)	(562)
—	(1,583)	(59)	7,810	(2,237)	(24,125)	(1,292)	12,181	107,361

Annual report 2020	Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2020, 2019 Y 2018
EUR million
	Note	2020	2019	2018
A. CASH FLOWS FROM OPERATING ACTIVITIES		66,153	3,389	3,416
Profit or loss for the year		(7,708)	8,116	9,315
Adjustments made to obtain the cash flows from operating activities		37,836	23,990	21,714
Depreciation and amortisation cost		2,810	3,001	2,425
Other adjustments		35,026	20,989	19,289
Net increase/(decrease) in operating assets		51,385	64,593	51,550
Financial assets held-for-trading		12,390	15,450	(31,656)
Non-trading financial assets mandatorily at fair value through profit or loss		(275)	(6,098)	5,795
Financial assets at fair value through profit or loss		(10,314)	4,464	16,275
Financial assets at fair value through other comprehensive income		6,549	1,693	(2,091)
Financial assets at amortized cost		43,541	49,541	61,345
Other operating assets		(506)	(457)	1,882
Net increase/(decrease) in operating liabilities		90,356	38,469	27,279
Financial liabilities held-for-trading		7,880	6,968	(36,315)
Financial liabilities designated at fair value through profit or loss		(10,907)	(8,858)	8,312
Financial liabilities at amortized cost		96,561	47,622	60,730
Other operating liabilities		(3,178)	(7,263)	(5,448)
Income tax recovered/(paid)		(2,946)	(2,593)	(3,342)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(7,220)	(7,229)	3,148
Payments		11,976	14,289	12,936
Tangible assets	16	7,386	12,766	10,726
Intangible assets	18	1,134	1,377	1,469
Investments	13	525	63	11
Subsidiaries and other business units		2,931	83	730
Non-current assets held for sale and associated liabilities		—	—	—
Other payments related to investing activities		—	—	—
Proceeds		4,756	7,060	16,084
Tangible assets	16	2,014	4,091	3,670
Intangible assets	18	—	—	—
Investments	13	182	686	2,327
Subsidiaries and other business units		1,775	218	431
Non-current assets held for sale and associated liabilities	12	785	2,065	9,656
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(1,909)	(10,122)	(3,301)
Payments		6,978	12,159	7,573
Dividends	4	—	3,773	3,118
Subordinated liabilities	23	3,780	5,123	2,504
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		758	928	1,026
Other payments related to financing activities		2,440	2,335	925
Proceeds		5,069	2,037	4,272
Subordinated liabilities	23	4,095	1,090	3,283
Issuance of own equity instruments		—	—	—
Disposal of own equity instruments		721	947	989
Other proceeds related to financing activities		253	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2020, 2019 Y 2018
EUR million
	Note	2020	2019	2018
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(4,252)	1,366	(595)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		52,772	(12,596)	2,668
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		101,067	113,663	110,995
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		153,839	101,067	113,663
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		7,817	8,764	10,370
Cash equivalents at central banks		137,047	75,353	89,005
Other financial assets		8,975	16,950	14,288
Less, bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		153,839	101,067	113,663
In which, restricted cash		—	—	—

The accompanying notes 1 to 54 and appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2020.

Annual report 2020	Contents

Notes to the
consolidated
annual accounts

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Banco Santander, S.A., and Companies composing Santander Group
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended
31 December 2020
1. Introduction, basis of presentation of the consolidated financial statements (consolidated annual accounts) and other information
a) Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander'), is a private-law entity subject to the rules and regulations applicable to banks operating in Spain, where it was constituted and currently maintains its legal domicile, which is paseo de Pereda, numbers 9 to 12 (39004, Santander, Spain).
The principal headquarters of Banco Santander are located in Ciudad Grupo Santander, avenida Cantabria s/n (28660, Boadilla del Monte, Madrid, Spain).
The corporate purpose of Banco Santander, S.A., mainly entails carrying out all kinds of activities, operations and services inherent to the banking business in general and permitted by current legislation, and the acquisition, holding, enjoyment and disposal of all kinds of securities.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'the Group'). Therefore, Banco Santander is obliged to prepare, in addition to its own separate financial statements, the Group's consolidated financial statements, which also include the interests in joint ventures and investments in associates.
At 31 December 2020, Grupo Santander consisted of 711 subsidiaries of Banco Santander, S.A.. In addition, other 164 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).
Grupo Santander consolidated financial statements for 2018 were approved by the shareholders at the group´s annual general meeting on 12 April 2019.
Grupo Santander consolidated financial statements for 2019 were approved by the shareholders at the group´s annual general meeting on 3 April 2020. The Group's 2020 consolidated financial statements, the financial statements of the parent and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, Banco Santander board of directors considers that the aforementioned financial statements will be approved without any significant changes.

b) Basis of presentation of the consolidated financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS').
In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
During 2020, the Bank of Spain has published circulars 2/2020 and 3/2020, of June 11 amending Circular 4/2017, of November 27 to credit institutions on Public and Confidential Financial Reporting Rules and Formats.
Grupo Santander consolidated financial statements for 2020 were authorised by the Bank's directors (at the board meeting on 22 February 2021) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in note 2, accordingly, they present fairly the Group's equity and financial position at 31 December 2020, 2019 and 2018 and the consolidated results of its operations and the consolidated cash flows in 2020, 2019 and 2018. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group. These consolidated annual accounts have been prepared on the basis of the accounting records held by the Bank and by each of the other companies of the Group, and include the adjustments and reclassifications required to standardise the accounting policies and valuation criteria applied by Grupo Santander. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS - IASB” and together with IFRS adopted by the European Union, “IFRS”).
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
Adoption of new standards and interpretations issued

Annual report 2020	Contents
The following modifications came into force and were adopted by the European Union in 2020:
•Modification of the IFRS Conceptual Framework: Amendments to the IFRS Conceptual Framework, which sets out the fundamental concepts of financial reporting. The revised Framework includes: a new chapter about measurement; guidance on financial reporting; improved definitions, in particular the definition of liabilities; and clarifications such as management functions, prudence and measurement uncertainty in financial reporting.
•Modification of IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies: changes in accounting estimates and errors, which use a consistent definition of materiality for the purpose of making material judgements and deciding on the information to be included in the financial statements.
•Modification of IFRS 3 Business Combinations: amendments are introduced. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.
The amendments are mainly due to clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test.
•Covid-19-Related Rent Concessions - Amendments to IFRS 16 Leases: As a result of the covid-19 pandemic, IFRS 16 is amended to allow the lessee to apply a practical alternative and not to consider rental concessions as a modification of the lease agreement when the following requirements are met: the revised consideration is the same or less than the consideration before the change, the affected payments are prior to 30 June 2021, and there are no substantial changes to the remaining lease terms.
•Amendment to IFRS 9, IAS 39 and IFRS 7 on Reference Interest Rates (IBOR Reform - Phase 1). The Group applies IAS 39 for hedge accounting and, therefore, the amendments to IFRS 9 referred to in this section are not applicable to it. The contractual cash flows of the accounting hedges, both of the hedged items and of the hedging instruments, which are based on a reference interest rate that currently exists, will be modified by the substitution of said rate by an alternative interest rate or modification of its calculation methodology, in order to adapt it to the new regulatory requirements. The amendments to the standard permit the temporary application of certain exceptions to comply with hedge accounting requirements that may be directly affected by the IBOR reform.
Additional disclosures required by the amendments to IFRS 7 relating to hedging relationships are included in note 36. These exceptions will no longer be applicable when cash flow uncertainties disappear or the hedging relationship is discontinued. The amendments to IAS 39 are applicable from 1 January 2020, with the possibility of early application. In this regard, the Group chose early application in the financial statements for the year ended 31 December 2019. The main assumptions or judgements made by the Group in applying the amendments to IAS 39 are detailed below:
–For cash flow hedges, the Group has assumed that the cash flows covered (which are based on the benchmark index) are not modified as a result of the aforementioned reform, and therefore continue to comply with the highly probable future transaction requirement.
–To determine the prospective effectiveness of hedges, the Group has assessed that the economic relationship between the hedged item and the hedging instrument continues to exist since the interest rate benchmark on which the hedged item and the hedging instrument are based is not changed as a result of the IBOR reform.
•Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases, on Reference Interest Rates - Phase 2: The amendments allow for the temporary application of certain exceptions to the requirements of (i) assessment of derecognition of financial assets, financial liabilities and lease liabilities in the event of changes in the financial assets, financial liabilities and lease liabilities, and (ii) exemptions from hedge accounting requirements directly affected by the IBOR reform, requiring additional disclosures, (iii) exemptions for lease modifications that allow the liability to be measured using the reformed interest rate curves against the right-of-use. These new exemptions require additional disclosures. The amendments will become effective as of 1 January 2021, with the possibility of early application and will cease to be applicable when the uncertainties about the hedged risks, cash flows of the financial instruments affected or the hedging relationship is terminated. In this regard, the Group has chosen to apply the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in the preparation of the financial statements for the year ending 31 December 2020.
The additional breakdowns required by the amendments to IFRS 7 relating to hedging relationships are included in note 36. A description of the Grupo Santander's management of the transition to alternative reference rates, as well as the changes in risk management strategy is included in note 53.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following is a detail of the carrying amount at 31 December 2020 of financial assets, financial liabilities, derivatives and loan commitments that continue to be referenced to the indices subject to the IBOR Reform:

EUR million
Gross Carrying amount	Loans and advances	Debt securities acquired (Assets)	Deposits	Debt securities issued (Liabilities)	Derivatives (Assets)	Derivatives (Liabilities)	Loan Commitments
Referenced to EONIA	102	68	2,510	284	213	419	2
of which maturing after 2021	—	68	7	284	213	406	—
Referenced to LIBOR	64,604	2,648	10,994	10,806	24,070	22,452	38,385
of which USD	39,517	711	8,843	7,734	13,967	9,437	24,907
of which GBP	20,611	1,934	1,638	2,756	9,786	11,314	13,308
TOTAL	64,706	2,716	13,504	11,090	24,283	22,871	38,387
The application of the aforementioned amendments to accounting standards and interpretations did not have any material effects on Grupo Santander consolidated financial statements.
At the date of approved of these consolidated annual accounts, the following amendments with an effective date subsequent to 31 December 2020 were in force:
•Amendment to IFRS 4 Insurance Contracts, which is aimed at extending the expiry date of the temporary exemption from applying IFRS 9 by two years (from 1 January 2021 to 1 January 2023) for entities whose activities are predominantly insurance-related. This achieves alignment with the effective date of IFRS 17 Insurance Contracts (1 January 2023). It will apply from 1 January 2021.
Lastly, at the date of formulation of these consolidated annual accounts, the following standards which effectively come into force after 31 December 2020 had not yet been adopted by the European Union:
•Amendment to IFRS 3 Business Combinations: to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IFRIC 21 Levies. The amendments also confirm that an acquirer should not recognize contingent assets acquired in a business combination. It will apply from 1 January 2022.
•Amendment to IAS 16 Property, Plant and Equipment: prevents an entity from deducting from the cost of an item of property, plant and equipment any revenue from the sale of finished goods while the entity is preparing the item for its intended use. It is also clear that an entity is "testing whether the asset is functioning properly" when evaluating the technical and physical performance of the asset. The financial performance of the asset should not be taken into account for this evaluation.
Additionally, entities should disclose separately the amounts of income and expenses related to finished goods that are not the product of the entity's ordinary activities. It will apply from 1 January 2022.
•Amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. It will apply from 1 January 2022.
•Amendment to IFRS Cycle (2018-2020): introduces minor amendments, to be applied from 1 January 2022, with early application permitted, to the following standards:
•IFRS 9 Financial Instruments: clarifies which rates must be included in the 10% test for derecognition of financial liabilities.
•IFRS 16 Leases: amendment to remove possible confusion regarding the treatment of leasing incentives in the application of IFRS 16 Leases, as illustrated in example 13.
•IFRS 1, in relation to the first-time adoption of International Financial Reporting Standards, allows entities that have measured their assets and liabilities at the carrying amounts recorded in their parent's books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment also applies to associates and joint ventures that have adopted the same exemption from IFRS 1.
•Classification of Liabilities, amendments to IAS 1 Presentation of Financial Statements, considering non-current liabilities those in which the entity has the possibility of deferring payment for more than 12 months from the closing date of the reporting period.
They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. It will apply from 1 January 2023.

Annual report 2020	Contents
•IFRS 17 Insurance Contracts: new general accounting standard for insurance contracts, which includes the recognition, measurement, presentation and disclosure of information. Insurance contracts combine financial and service provision features that, in many cases, generate variable long-term cash flows. To properly reflect these characteristics, IFRS 17 combines the measurement of future cash flows with the recording of the result of the contract during the period in which the service is provided, presents separately the financial results from the results for the provision of the service and allows entities, through the choice of an accounting policy option, to recognize the financial results in the income statement or in other comprehensive income. It will apply from 1 January 2023.
Grupo Santander is currently analysing the possible effects of these new standards and interpretations.
All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2020 were applied in the preparation of these consolidated annual accounts.
c) Use of critical estimates
The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements.
The main accounting policies and measurement bases are set forth in note 2.
In the consolidated financial statements estimates were occasionally made by the senior management of Grupo Santander in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
•The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see notes 6, 7, 10, 12, 13, 16, 17, 18 and 53).
•The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see note 25).
•The useful life of the tangible and intangible assets (see notes 16 and 18).
•The measurement of goodwill arising on consolidation (see note 17).
•The calculation of provisions and the consideration of contingent liabilities (see note 25).
•The fair value of certain unquoted assets and liabilities (see notes 6, 7, 8, 9, 10, 11, 20, 21 and 22).
•The recoverability of deferred tax assets and the income tax expense (see note 27).
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations (see note 3).
To update the estimates described above, the Group's Management has taken into account the current situation as a result of covid-19, classified as a pandemic by the World Health Organization, which significantly affects the economic activity worldwide and, as a result, the Group's operations and financial results, and which generates uncertainty in the Group's estimates. Therefore, the Group's Management has made an assessment of the current situation according to the best information available to date, disclosing in the notes the main estimates made and the potential impacts of covid-19 on them for the period ended 31 December 2020 (see notes 17, 27 and 53).
Although these estimates have been made on the basis of the best information available at the end of the year 2020, and considering information updated at the date of preparation of these consolidated annual accounts, it is possible that events that may take place in the future may make it necessary to modify them (upwards or downwards) in the coming years, which would be done, if appropriate, in a prospective manner, recognising the effects of the change in estimate in the corresponding consolidated income statement.
d) Information relating to 2019 and 2018
In July 2016, the IASB published IFRS 16, Leases, which was adopted by the Group in accordance with the standard on 1 January 2019. IFRS 16 establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of ensuring reporting information that faithfully represents the lease transactions.
The adoption of IFRS 16 has led to changes in the Group's accounting policies for the recognition, measurement, presentation and breakdown of lease contracts.
The main aspects contained in the new regulations and the breakdowns relating to the impact of the adoption of IFRS 16 in the Group are included below:
i)Lease accounting policy
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
Assets and liabilities arising from a lease are initially measured at present value. Lease liabilities include the net present value of the following lease payments:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
- Fixed payments (including inflation-linked payments), less any lease incentive receivable
- Variable lease payments that depend on an index or rate.
- The amounts expected to be paid by the lessee under residual value guarantees.
- The exercise price of a purchase option if the lessee is reasonably certain that it will exercise that option.
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
The incremental borrowing rate is defined as the interest rate that a lessee would have to pay for borrowing, given a similar period to the duration of the lease and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. The Group entities have a wide stock and variety of financing instruments issued in different currencies to that of the euro (pound, dollar, etc.) that provide sufficient information to be able to determine an "all in rate" (reference rate plus adjustment for credit spread at different terms and in different currencies). In circumstances, where the leasing company has its own financing, this has been used as the starting point for determining the incremental borrowing rate. On the other hand, for those Grupo Santander entities that do not have their own financing, the information from the financing of the consolidated subgroup to which they belong was used as the starting point for estimating the entity's curve, analysing other factors to assess whether it is necessary to make any type of negative or positive adjustment to the initially estimated credit spread.
Right-of-use assets are valued at cost which includes the following:
- The amount of the initial measurement of the lease liability.
- Any lease payment made at or before the commencement date less any lease incentive received.
- Any initial direct costs.
- Restoration costs.
The Group recognises the payments associated with short-term leases and leases of low-value assets on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term less than or equal to 12 months (a lease that contains a purchase option is not a short term lease).
ii.Recognised effects on the adoption of the standard
With the adoption of IFRS 16, Grupo Santander recognised lease liabilities in relation to leases previously classified as "operating leases" under the principles of IAS 17 Leases, in force at 31 December 2018. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate at 1 January 2019. At the date of first application, the weighted average discount rate was 4.5%, mainly due to the contribution of rented properties in Spain.
For leases previously classified as finance leases, the Group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and lease liability on the initial effective date. The measurement principles in IFRS 16 apply only after that date.
Grupo Santander considered the practical expedients defined in paragraph C10 of the standard in the application of the modified retrospective method. Such application was made on a contract-by-contract basis, and not on a generalised basis.
A reconciliation between the operating lease commitments at 31 December 2018 and the lease liability recognised at 1 January 2019 is detailed below:

EUR million
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
As a result of the adoption of IFRS 16, the impact of the first application recorded by Grupo Santander corresponds, mainly, to the recognition of right-of-use for an amount of

Annual report 2020	Contents
EUR 6,693 million, financial liabilities for an amount of EUR 7,084 million and a negative impact on the Group's equity of EUR 391 million. The impact of the first application of IFRS 16 on the ordinary capital ratio (Common Equity Tier 1 - CET 1) was -20 bp.
As indicated in that standard, Grupo Santander chose not to restate the comparative financial statements, and the information relating to the year ended 31 December 2018 was not restated under those criteria, so that it is not comparative.
In 2018, Grupo Santander changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, Grupo Santander opted to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on 1 January 2018.
Additionally, the segment information corresponding to the year ended 31 December 2019 and 2018 were restated for comparative purposes in accordance with the Group's new organizational structure, as required by IFRS 8 (see note 51).
In addition, in July 2014, the IASB published IFRS 9 which, together with subsequent amendments, has been adopted by the Group effective 1 January 2018. IFRS 9 establishes requirements for the recognition and measurement of both financial instruments and certain types of non-financial purchase and sale contracts. The aforementioned requirements must be applied retrospectively, adjusting the opening balance at 1 January 2018, without the need to restate the 2017 comparative financial statements, including the breakdown in the statement of changes in equity, so that this information is not comparative.
Finally, based on the meeting held on 3 March 2020 by the International Financial Reporting Standards Committee (IFRIC), the Group has changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of the operations generated in Argentina with retroactive effect (see note 2.a.iv).
In addition to the above, the information in note 4.a relating to the shares outstanding in 2019 and 2018 has been restated due to the capital increase described in note 31.a in accordance with IAS 33 Earnings per Share.
In order to interpret the changes in the balances with respect to 31 December 2020, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by Grupo Santander in view of its geographic diversity (see note 51.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2020, based on the exchange rates at the end of 2020: Mexican peso (-13.17%), US dollar (-8.45%) , Brazilian real (-29.15%) , Argentine peso (-34.80%), Sterling pound (-5.26%), Chilean peso (-3.00%), and Polish zloty (-6.63%); as well as the evolution of the comparable average rates: Mexican peso (-11.56%), US dollar (-1.85%), Brazilian real (-24.16%), Sterling pound (-1.33%), Chilean peso (-12.92%) and Polish zloty (-3.24%).
e) Capital management
i. Regulatory and economic capital
The financial institutions must meet a set of minimum capital and liquidity requirements. These minimum requirements are regulated in the European capital requirements regulation, better known as CRR, and in the capital requirements directive, known as CRD. In June 2019 these regulations were significantly modified, so that CRR2 and CRDV will be understood as said regulations with the latest modifications incorporated.

Among the amendments to the CRR2, it is worth highlighting the introduction of the minimum requirement of TLAC (Total Loss Absorbing Capacity) applicable only to entities of global systemic importance (G-SIB). This requirement is a minimum requirement for own funds and eligible liabilities (currently 16% and, after the transitional period, 18%).

The CRDV, as a directive, must be transposed into the national legal system to be applicable in the member States. In Spain, the transposition is expected to be developed during 2021. The CRDV includes relevant amendments such as the regulation of Pillar 2 Guidance requirements.

Regarding to the Resolution regulations, the institutions must have an adequate financing structure that allows, in the event of financial difficulties, to recover their situation or to resolve it, ensuring the protection of depositors and the financial stability. The directive that regulates the aforementioned resolution framework is the Restructuring and Resolution Directive, BRRD. Like CRR2 and CRDV, BRRD was amended in June 2019, so BRRD2 refers to all of these amendments. The transposition of this directive in Spain is also planned for 2021.

The BRRD2 has introduced important modifications to the minimum requirement for own funds and eligible liabilities (MREL). Thus, for example, the aforementioned TLAC requirement is now considered a Pillar 1 resolution requirement for G-SIB. For large banks (which are defined as those whose total assets exceed 100,000 million euros) or those that, without being large, the resolution authority considers that they may be systemic, the BRRD2 establishes a minimum subordination requirement of 13.5% of risk-weighted assets, or 5% of the exposure of the leverage ratio, whichever is higher. For the rest of the entities, the subordination requirement will be determined case by case by the resolution authority.
The severe economic disruption caused by the covid-19 pandemic in 2020 has revealed the importance of institutions' funding functions in contributing to recovery. The competent authorities (national, European and international) have acted by reducing the liquidity, capital and operational requirements so the financial institutions can continue to provide financing to the economy, while ensuring that institutions continue to act prudently because these can also be affected by the deterioration of the economic situation. As

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
part of the measures of the European Central Bank, it was issued a recommendation in March 2020 urging European banks to refrain from paying dividends out of the 2019 and 2020 financial years. On 27 July, the ECB extended its recommendation until 1 January 2021.

The national governments have taken measures to address the economic and social impact of the vine population, in particular legislative moratoria that were aimed at containing NPLs and helping the population to meet liquidity needs. Throughout 2020, the EBA adopted a series of guidelines, including the Guidelines on legislative and non-legislative moratoria applied in the context of the Cov19 crisis on 2 April 2020 (EBA/GL/2020/08). These guidelines clarify the requirements for public and private moratoria to avoid classification of exposures affected by moratoria as forborne exposures.

Although these guidelines were initially going to apply to moratoria granted before 30 June 2020, the EBA decided on 2 December 2020 to reactivate the application of these guidelines (EBA/GL/2020/02) for moratoria requested before 31 March 2021.

Other measures adopted to provide flexibility in complying with the requirements have been the approval and entry into force of the 'quick fix' of the CRR (urgent and extraordinary regulatory measures aimed at making the regulatory framework more flexible in response to the covid 19), regulation by which modifies CRR2. Among the amendments introduced by the quick fix, it is worth highlighting the extension of the transitional period granted before the pandemic due to the entry into force of IFRS 9, due to the sudden and significant increase in provisions for expected credit losses that must be recognized. Additionally, the application of certain provisions of CRR2 has been delayed, such as those relating to the leverage ratio buffer (whose application date is postponed until 1 January 2023), and the possibility has been included to exclude from the calculation of said ratio exposures to central banks. In the same way, the date of application of other favourable provisions for entities such as the support factor for smes and the support factor for infrastructures has been brought forward, as well as the new treatment of software assets (applicable since the day following the publication of the Delegated Regulation where it is developed).

At 31 December 2020 Grupo Santander met the minimum capital requirements established by current legislation (see note 53).
ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities
Grupo Santander continues adopting, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks. The commitment assumed before the supervisor still implies the adoption of advanced models within the ten key markets where Santander Group operates.
Accordingly, the Group continued in 2020 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units , all in the context of the current supervisory focus on the robustness and correct adaptation of the available models, as well as the simplification strategy recently agreed with the ECB, of which a practical example carried out is the recent supervisory approval for the reversion to the standard of the sovereign model in foreign currency.
Grupo Santander has obtained authorisation from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the nordic countries (Norway, Sweden and Finland), France and the United States.
During 2020, the authorization of the Atacado portfolio in Brazil was achieved for the use of the AIRB method.
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
Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

Annual report 2020	Contents
g) Events after the reporting period
No significant events occurred from 1 January 2021 to the date on which these consolidated financial statements were authorized for issue.
h) Other information
The UK's withdrawal from the European Union could have a material adverse effect on our operations, financial condition and prospects
On 31 January 2020 the UK ceased to be a member of the EU, on withdrawal terms which established a transition period until 31 December 2020, during which the UK continued to be treated as an EU member state and applicable EU legislation continued to be in force. A trade deal was agreed between the UK and the EU prior to the end of the transition period and the new regulations came into force on 1 January 2021.

The trade deal, however, did not include agreements on certain areas, such as financial services and data adequacy, although a further transitional period has been agreed with respect to rules on the transfer of personal data between the EU and the UK until the end of June 2021. Without equivalence decisions or other agreements that provide market access on a stable and widespread basis, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties. It is uncertain whether equivalence decisions will be granted or whether a trade agreement with respect to financial services between the EU and the UK will be reached. The impact of any such trade agreement, equivalence decisions or any other cooperation mechanisms on financial markets generally, the extent of legislative and regulatory convergence and regulatory cooperation that would be required between the UK and the EU member states, as well as the level of access that may be granted to financial services firms across EU and UK markets is uncertain. The wider impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and lack of access to certain financial market infrastructure, may affect our operations, financial condition and prospects and those of our customers and clients.

Uncertainty also remains around the effect of the current trade deal on economic growth in the UK given that it does not address services. The effect of the additional non-tariff trade barriers imposed on products is equally unknown. It is likely that growth will initially be disrupted as businesses adapt to the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.

While the longer term effects of the UK’s withdrawal from the EU are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term and which could negatively impact Santander UK’s customers and clients and counterparties.

There are also other potential longer term impacts resulting from Brexit which could impact the UK economy and Grupo Santander’s business in the UK such as:

•Increased calls for a second referendum on Scottish independence from the UK; and

•Instability in Northern Ireland, if the current arrangements regarding the borders between the Republic of Ireland, Northern Ireland and Great Britain are called into further question.

If one or more of these risks were to materialise it could have a material adverse effect on our operations, financial condition and prospects.

We considered these circumstances in our assessment of the recoverability of the cash-generating unit that supports Santander UK's goodwill, which was impaired during 2020 and 2019 (see note 17).
2. Accounting policies
The accounting policies applied in preparing the consolidated financial statements were as follows:
a) Foreign currency transactions
i. Presentation currency
Banco Santander’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.
ii. Translation of foreign currency balances
Foreign currency balances are translated to euros in two consecutive stages:
▪Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates).
▪Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.
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
Furthermore:
▪Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.
▪Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.
▪Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
▪The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.
Translation of functional currencies to euros
The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:
▪Assets and liabilities, at the closing rates.
▪Income and expenses, at the average exchange rates for the year.
▪Equity items, at the historical exchange rates.
iii. Recognition of exchange differences
The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under 'Exchange differences' in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under 'Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences' (except for exchange differences on equity instruments, where the option to irrevocably elect to be measured at fair value through changes in accumulated other comprehensive income, which are recognised in accumulated 'Other Comprehensive Income - Items not to be reclassified to profit or loss - Changes in fair value of equity instruments measured at fair value' through other comprehensive income (see note 29).
The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised in 'Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences' in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised in equity under 'Other comprehensive income–Items that may be reclassified to profit or loss and Items not reclassified to profit or loss–Other recognised income and expense' of investments in subsidiaries, joint ventures and associates (see note 29), until the related item is derecognised, at which time they are recognised in profit or loss.
Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognised under equity 'Other comprehensive income–Items not reclassified to profit or loss–Actuarial gains or (-) losses' on defined benefit pension plans (see note 29).
iv. Entities located in hyperinflationary economies
When a subsidiary operates in a country with hyperinflationary economy, IAS 29 Financial Information in Hyperinflationary Economies is applied, which means that:
–Historical cost of non-monetary assets and liabilities and of the various items of equity have to be adjusted to reflect the changes in the purchasing power of the currency due to inflation from their date of acquisition or incorporation into the consolidated balance sheet.
–The different items of the income statement are adjusted by the inflationary index since their generation, with a balancing entry in 'Other comprehensive income'.
–The loss on the net monetary position is recorded in the income for the year against 'Accumulated Other comprehensive income'.
–All components of the financial statements of the subsidiary are translated at the closing exchange rate.
The deterioration of the economic situation in Argentina over the last years caused, among other impacts, a significant increase in inflation, which by the end of 2018 had reached 48% per year (147% accumulated in three years). This led the Group to conclude that it was necessary to apply IAS 29 Financial Information in Hyperinflationary Economies to its activities in the country in question in its consolidated financial statements from that year on.
At that moment, according with Group’s accounting policies, exchange differences arising on the translation to the Group´s presentation currency of financial statements denominated in functional currencies other than euro for subsidiaries located in countries with high inflation rates were recorded in the consolidated statement of changes in total 'Equity-Other reserves'.
As a result, at 1 January 2018 an amount of EUR 1,716 million corresponding to exchange rate losses for 2017 and previous years was reclassified in the statement of changes in 'Equity' from the heading 'Accumulated Other Comprehensive Income - Conversion Differences' to 'Other Reserves'. Also at that date, the adjustment of the historical cost of non-monetary assets and liabilities and of the various items of equity of the companies in Argentina recognized with a credit to 'Other reserves' for an amount of EUR 131 million.
However, on the basis of the meeting held on 3 March 2020 by the International Financial Reporting Standards Committee (IFRIC), in 2020 Grupo Santander has changed its accounting policy with regard to the presentation of exchange differences and the effects of hyperinflation in the operations generated in Argentina, which at 1 January 2019 and 2018 resulted in a reclassification of EUR -1,984 million and EUR -1,585 million respectively, from the heading "Other reserves" to "Accumulated other comprehensive income", (at 31 December 2019 and 2018 the Grupo Santander restated EUR -2,136 and EUR -1,984 million, respectively, for comparability purposes), from "Other reserves" to "Accumulated other comprehensive income", corresponding to the accumulated amount of exchange differences related to foreign operations in a hyperinflationary economy and the amount corresponding to the adjustment of the historical cost of the Argentine companies reflecting the changes in the purchasing

Annual report 2020	Contents
power of the currency derived from inflation. This change in accounting policy and its consequent restatement between different equity items has no impact on the total equity of Grupo Santander.
In accordance with the provisions of the Argentine Federation of Professional Councils in Economic Sciences (Fcpce), which is the organization that issues the professional accounting standards in said country, the inflation indexes applied are the wholesale internal price index (WPI) until 30 November 2016 and the National Consumer Price Index published by the National Institute of Statistics and Censues (Indec) from 1 December 2016 on. Inflation during 2020 was 36.1% for the year. The exchange rate at 31 December 2020 has been of Argentine pesos 103.16 per euro (Argentine pesos 67.26 per euro at 31 December 2019).
The net impact on Other Comprehensive Income in 2020 of the effects derived from the exchange differences arising on the translation to the Group´s presentation currency of financial statements of the subsidiaries located in Argentina and the application of IAS 29 was a loss of EUR 202 million.
At 31 December 2020, no other country in which the consolidated and associated entities of Grupo Santander are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by the International Financial Reporting Standards adopted by the European Union.
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
The following tables show the sensitivity of the consolidated income statement and consolidated equity to percentage changes of ± 1% in the foreign exchange rate positions arising from investments in Grupo Santander companies with currencies other than the euro (with its hedges) and in their results (with its hedges), in which the Group maintains significant balances.
The estimated effect on the consolidated equity attributable to Grupo Santander and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2020	2019	2018	2020	2019	2018
US dollar	(123.6)	(161.3)	(162.3)	(4.1)	(3.5)	(4.1)
Chilean peso	(20.4)	(21.8)	(22.9)	(4.4)	(2.3)	(5.1)
Pound sterling	(107.9)	(189.2)	(171.2)	(1.2)	(3.9)	(4.5)
Mexican peso	(21.7)	(22.6)	(18.3)	(2.0)	(3.3)	(1.7)
Brazilian real	(75.0)	(71.6)	(85.6)	(12.6)	(10.4)	(5.6)
Polish zloty	(26.7)	(38.3)	(36.2)	(2.2)	(1.2)	(4.2)
Argentine peso	(7.9)	(6.9)	(7.8)	(1.8)	(1.2)	(0.6)
Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2020	2019	2018	2020	2019	2018
US dollar	126.1	164.6	165.6	4.2	3.5	4.2
Chilean peso	20.8	22.2	23.4	4.5	2.4	5.2
Pound sterling	110.1	193.0	174.7	1.2	4.0	4.6
Mexican peso	22.1	23.1	18.6	2.0	3.4	1.8
Brazilian real	76.5	73.1	87.4	12.8	10.6	5.7
Polish zloty	27.2	39.0	36.9	2.2	1.2	4.2
Argentine peso	8.0	7.0	8.0	1.8	1.3	0.6
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
The estimates used to obtain the foregoing data were performed considering the effects of the changes in the exchange rate in standalone basis not considering the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate variations were kept constant with respect to their positions at 31 December 2020, 2019 and 2018.
b) Basis of consolidation
i. Subsidiaries
Subsidiaries are defined as entities over which the Bank has the capacity to exercise control. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
Additionally, the share of third parties of Grupo Santander equity is presented under 'Non-controlling interests' in the consolidated balance sheet (see note 28). Their share of the profit for the year is presented under 'Profit attributable to non-controlling interests' in the consolidated income statement.
The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.
At 31 December 2020 Grupo Santander controls a company in which it holds an ownership interest of less than 50% of the share capital, Luri 1, S.A. apart from the structured consolidated entities.
The percentage ownership interest in the aforementioned company is 46% (see appendix I). Although Grupo Santander holds less than half the voting power, it manages and, as a result, exercises control over this entity. The company´s corporate purpose for the entity is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services. The impact of the consolidation of this company on the Group's consolidated financial statements is immaterial.
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
iii. Associates
Associates are entities over which Banco Santander is in a position to exercise significant influence, but not control or joint control. It is presumed that Banco Santander exercises significant influence if it holds 20% or more of the voting power of the investee.
In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.
There are certain investments in entities which, although Grupo Santander owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. At 31 December 2020, this was the situation of the investment in Project Quasar Investments 2017, S.L., despite maintaining a 49% interest in its share capital (see appendix II). The remaining investments are not significant for the Group.
There are also certain investments in associates where the Group owns less than 20% of the voting rights, as it is determined that it has the capacity to exercise significant influence over them. The impact of these companies is immaterial in the Group's consolidated financial statements.
The appendices contain significant information on the associates.
iv. Structured entities
When Grupo Santander incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, when control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:
▪Percentage of ownership held by Grupo Santander; 20% is established as the general threshold.
▪Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect Grupo Santander ability to direct the relevant activities.
▪Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.
▪Existence of currently exercisable removal rights (possibility of removing the manager from his position), since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

Annual report 2020	Contents
▪Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal. Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.
These structured entities also include the securitisation special purpose vehicles, which are consolidated in the case of the Special Purpose Vehicles (SPVs) over which, being exposed to variable yield, it is considered that the Group continues to exercise control.
The exposure associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.
v. Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.
Business combinations whereby Grupo Santander obtains control over an entity or a business are recognised for accounting purposes as follows:
▪Grupo Santander measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognised as part of the consideration transferred and measured at its acquisition-date fair value. Moreover, acquisition-related costs do not for these purposes form part of the cost of the business combination.
▪The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets identified in the business combination which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.
▪Any positive difference between the aforementioned items is recognised as discussed in note 2.m. Any negative difference is recognised under 'Negative Goodwill' recognised in the consolidated income statement.
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
Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in 'Other Comprehensive income' of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.
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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (CCPSs) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.
Capital perpetual preference shares (CPPS), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortised permanently, totally or partially, in the event that the bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.The following transactions are not treated for accounting purposes as financial instruments:
▪Investments in associates and joint ventures (see note 13).
▪Rights and obligations under employee benefit plans (see note 25).
▪Rights and obligations under insurance contracts (see note 15).
▪Contracts and obligations relating to employee remuneration based on own equity instruments (see note 34).
ii. Classification of financial assets for measurement purposes
Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Non-current assets held for sale' or they relate to 'Cash, cash balances at central banks and other deposits on demand', 'Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side)', 'Hedging derivatives and Investments', which are reported separately.
Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows.
Grupo Santander business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Group takes into account the following factors:
•How key management staff are assessed and reported on the performance of the business model and the financial assets held in the business model.
•The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
•How business managers are remunerated.
•The frequency and volume of sales in previous years, as well as expectations of future sales.
The analysis of the characteristics of the contractual flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. The Group determines if the contractual cash flows of its financial assets that are only principal and interest payments on the outstanding principal amount at the beginning of the transaction. This analysis takes into consideration four factors (performance, clauses, contractually linked products and currencies). Furthermore, among the most significant judgements used by the Group in carrying out this analysis, the following ones are included:
•The return on the financial asset, in particular in cases of periodic interest rate adjustments where the term of the reference rate does not coincide with the frequency of the adjustment. In these cases, an assessment is made to determine whether or not the contractual cash flows differ significantly from the flows without this change in the time value of money, establishing a tolerance level of 2%.
•The contractual clauses that may modify the cash flows of the financial asset, for which the structure of the cash flows before and after the activation of such clauses is analysed.
•Financial assets whose cash flows have different priority for payment due to a contractual link to underlying assets (e.g. securitisations) require a look-through analysis by the Group so as to review that both the financial asset and the underlying assets are only principal and interest payments and that the exposure to credit risk of the set of underlying assets belonging to the tranche analysed is less than or equal to the exposure to credit risk of the set of underlying assets of the instrument.
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
Grupo Santander uses the following criteria for the classification of financial debt instruments:

Annual report 2020	Contents
•Amortised cost: financial instruments under a business model whose objective is to collect principal and interest flows, over which there is no significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, unjustified sales are considered to be those other than those related to an increase in the credit risk of the asset, unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual flows represent substantially a “basic financing agreement”.
•Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.
•Fair value with changes in profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a 'basic financing agreement'. In this section it can be enclosed the portfolios classified under 'Financial assets held for trading', 'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets at fair value through profit or loss'. In this regard, the most of the financial assets presented in the category of 'Financial assets designated at value reasonable with change in results' are instruments financial services that, not being part of the portfolio of negotiation, are contracted jointly with other financial instruments that are recorded in the category of 'held for trading', and that by both are recorded at fair value with changes in results, so your record in any other category would produce accounting asymmetries.
Equity instruments will be classified at fair value under IFRS 9, with changes in profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes in other comprehensive income (irrevocably) at initial recognition.
iii. Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
•Cash, cash balances at Central Banks and other deposits on demand: cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.
▪Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:
–Central banks: credit of any nature, including deposits and money market transactions received from the Bank of Spain or other central banks.
–Credit institutions: credit of any nature, including deposits and money market transactions, in the name of credit institutions.
–Customers: includes the remaining credit, including money market transactions through central counterparties.
▪Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
▪Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.
▪Derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.
▪Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.
▪Hedging derivatives: Includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.
iv. Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Liabilities associated with non-current assets held for sale' or they relate to 'Hedging derivatives' or changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.
In most cases, changes in the fair value of financial liabilities designated at fair value through profit or loss, caused by the entity's credit risk, are recognized in other comprehensive income.
Financial liabilities are included for measurement purposes in one of the following categories:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
▪Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).
▪Financial liabilities designated at fair value through profit or loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.
Liabilities may only be included in this portfolio at the date of issue or origination.
▪Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.
v. Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
▪Deposits: includes all repayable balances received in cash by Grupo Santander, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:
–Central banks: deposits of any nature, including credit received and money market transactions received from the Bank of Spain or other central banks.
–Credit institutions: deposits of any nature, including credit received and money market transactions in the name of credit institutions.
–Customer: includes the remaining deposits, including money market transactions through central counterparties.
On 6 June 2019 the European Central Bank announced a new programme of Targeted Longer-Term Refinancing Operations (TLTRO III), additionally, the conditions of the initial programme were amended on 30 April 2020, reducing the interest rate by 25 bp to -0.5% from June 2020 to June 2021 and providing that for banks meeting a certain eligible lending volume, the interest rate may be -1% for the period from June 2020 to June 2021. These conditions were extended on 10 December 2020 for operations contracted between 1 October 2020 and 31 December 2021, including the option to cancel or reduce the amount of financing before maturity in windows that coincide with the interest rate review and adjustment periods.
The accounting policy states that in recording amortised cost an entity "shall use a shorter period when fees, basis points paid or received, transaction costs, premiums or discounts relate to it, which is the case when the variable to which the fees, basis points paid or received, transaction costs, discounts or premiums relate is adjusted to market rates before the expected maturity of the financial instrument. In this case, the appropriate amortisation period is the period to the next reset date.
In this case, the applicable interest rate of 1% from June 2020 to June 2021 (arising from the March 2020 programme amendment) and from June 2021 to June 2022 (arising from the December 2020 programme amendment) corresponds to a specific period after which the funding is adjusted to market rates (namely the average rate applied in the Eurosystem's OPLs) and should therefore be accrued until the next adjustment date. The early amortisation windows of this funding programme are substantive conditions, given that at that moment of adjustment of the cost of the funding to the market, the entity can choose to renew or cancel it and obtain new funding at more favourable conditions.
Grupo Santander has opted to accrue interest in accordance with the specific periods of adjustment to market rates, so that interest for the period from June 2020 to June 2022 will be recorded in the income statement, the interest corresponding to that period, 1% assuming compliance with the threshold of eligible loans that gives rise to the extra rate, which takes as a reference the budget for 2021 and the entity's historical information.
▪Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.
▪Derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.
•Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.
▪Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items (includes, among others, the

Annual report 2020	Contents
balance of lease liabilities that have started to be recorded in 2019 as a result of the application of IFRS 16), and liabilities under financial guarantee contracts, unless they have been classified as non-performing.
▪Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.
▪Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.
d) Measurement of financial assets and liabilities and recognition of fair value changes
In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price.
In this regard, IFRS 9 states that regular way purchases or sales of financial assets shall be recognised and derecognised on the trade date or on the settlement date. Grupo Santander has opted to make such recognition on the trading date or settlement date, depending on the convention of each of the markets in which the transactions are carried out. For example, in relation to the purchase or sale of debt securities or equity instruments traded in the Spanish market, securities market regulations stipulate their effective transfer at the time of settlement and, therefore, the same time has been established for the accounting record to be made.
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
The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2020, there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.
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
All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in 'Gains/losses on financial assets and liabilities held for trading (net)' in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure derivatives.
The fair value of derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value, option pricing models and other methods.
The amount of debt securities and loans and advances under a business model whose objective is to collect the principal and interest flows are valued at their amortised cost, as long as they comply with the 'SPPI' (Solely Payments of Principal and Interest) test, using the effective interest rate method in their determination. Amortised cost refers to the acquisition cost of a corrected financial asset or liability (more or less, as the case may be) for repayments of principal and the part systematically charged to the consolidated income statement of the difference between the initial cost and the corresponding reimbursement value at expiration. In the case of financial assets, the amortised cost includes, in addition, the corrections to their value due to the impairment. In the loans and advances covered in fair value hedging transactions, the changes that occur in their fair value related to the risk or the risks covered in these hedging transactions are recorded.
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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, Grupo Santander has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.
ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortised cost, as defined above, except for those included under 'Financial liabilities held for trading' and 'Financial liabilities designated at fair value through profit or loss' and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value. The changes in credit risk arising from financial liabilities designated at fair value through profit or loss are recognised in accumulated other comprehensive income, unless they generate or increase an accounting mismatch, in which case changes in the fair value of the financial liability in all respects are recognised in the income statement.
iii. Valuation techniques
The following table shows a summary of the fair values, at the end of 2020, 2019 and 2018, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

EUR million
	2020			2019			2018
	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total
Financial assets held for trading	46,379	68,566	114,945	44,581	63,649	108,230	37,108	55,771	92,879
Non-trading financial assets mandatorily at fair value through profit or loss	1,756	2,730	4,486	1,530	3,381	4,911	1,835	8,895	10,730
Financial assets designated at fair value through profit or loss	2,509	46,208	48,717	2,572	59,497	62,069	3,102	54,358	57,460
Financial assets at fair value through other comprehensive income	91,771	29,182	120,953	103,089	22,619	125,708	103,590	17,501	121,091
Hedging derivatives (assets)	—	8,325	8,325	—	7,216	7,216	—	8,607	8,607
Financial liabilities held for trading	9,863	71,304	81,167	9,781	67,358	77,139	16,104	54,239	70,343
Financial liabilities designated at fair value through profit or loss	2,118	45,920	48,038	1,484	59,511	60,995	987	67,071	68,058
Hedging derivatives (liabilities)	—	6,869	6,869	—	6,048	6,048	5	6,358	6,363
Liabilities under insurance or reinsurance contracts	—	910	910	—	739	739	—	765	765

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
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
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

Annual report 2020	Contents
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
Valuation adjustment for counterparty risk or default risk
The Credit valuation adjustment (CVA) is a valuation adjustment to over the counter (OTC) derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.
The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:
•Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.
•Severity: percentage of final loss assumed in a counterparty credit event/default.
•Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.
•Discount factor curve.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.
The CVA at 31 December 2020 amounted to EUR 408 million (resulting in an increase of 49.8% compared to 31 December 2019) and DVA amounted to EUR 233 million (resulting in an increase of 36% compared to 31 December 2019). These impacts are due to the fact that credit spread levels are at levels above 25% compared to 2019 due to the covid-19 pandemic. During the last semester there has been a significant drop in spreads, however the markets continue to reflect levels higher than those existing prior to the start of the pandemic.
The CVA at 31 December 2019 amounted to EUR 272 million (decrease of 22.5% compared to 31 December 2018) and DVA amounted EUR 171 million (decrease of 34.6% compared to 31 December 2018). The decrease is mainly due to improvements in the credit quality of counterparties, which has led to reductions in credit spreads in percentages of around 40% in the most liquid maturities.
The CVA at 31 December 2018 amounted to EUR 351 million (increase of 8.8% compared to 31 December 2017) and DVA amounted EUR 261 million (increase of 18.9% compared to 31 December 2017). The changes were due to the increase in credit spreads of more than 30% in the most liquid terms
In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of 31 December 2020, 2019 and 2018.
As a result of the first application of IFRS 9, the exposure at 1 January 2018, in level 3 financial instruments, increased by EUR 2,183 million, mainly for loans and receivables, arising from new requirements regarding the classification and measurement of amortised cost items at other fair value items whose value is calculated using unobservable market inputs.
Grupo Santander has not carried out significant reclassifications of financial instruments between levels other than those disclosed in level 3 movement table during 2020.
In 2019, the Group reclassified between levels 2 and 3 financial instruments for a net amount of EUR 708 million (mainly due to reclassifications to level 2 of positions, both derivatives as debt instruments, with maturities for that there were already observable assessment inputs or on which new sources of information have been recurring prices, and at level 3 certain bonds in Brazil that, based on the criteria of observability of the Group, did not meet the requirements to be considered as observable inputs).
In 2018, the Group reclassified at level 3 the market value of certain transactions of bonds, long-term repos and derivatives for approximately EUR 1,300 million, due to the lack of liquidity in certain significant inputs used in the calculation of the fair value.
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
The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:
•In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.
•In the stock markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.
•For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.
•Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various Consumer Price Index (CPI) rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.
•The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.
•The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Annual report 2020	Contents
Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 December 2020, 2019 and 2018:

EUR million
	Fair values calculated using internal models at
	2020*
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS	146,468	8,543
Financial assets held for trading	67,826	740
Credit institutions	3	—	Present value method	Yield curves, FX market prices
Customers**	296	—	Present value method	Yield curves, FX market prices
Debt and equity instruments	1,453	10	Present value method	Yield curves, FX market prices
Derivatives	66,074	730
Swaps	54,488	272	Present value method, Gaussian Copula***	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	696	22	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,129	241	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	1,069	—	Present value method	Yield curves, FX market prices
Index and securities options	554	94	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	6,138	101	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	8,325	—
Swaps	6,998	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	25	—	Black's Model	Yield curves, FX market prices, Volatility surfaces
Other	1,302	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,796	934
Equity instruments	984	505	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	555	134	Present value method	Yield curves
Loans and receivables**	257	295	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	45,559	649
Central banks	9,481	—	Present value method	Yield curves, FX market prices
Credit institutions	11,973	163	Present value method	Yield curves, FX market prices
Customers****	24,102	19	Present value method	Yield curves, FX market prices, HPI
Debt instruments	3	467	Present value method	Yield curves, FX market prices
Equity instruments	—	—
Financial assets at fair value through other comprehensive income	22,962	6,220
Equity instruments	75	1,223	Present value method	Market price, Yield curves, Dividends and Others
Debt instruments	18,410	206	Present value method	Yield curves, FX market prices
Loans and receivables	4,477	4,791	Present value method	Yield curves, FX market prices and Credit curves

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	Fair values calculated using internal models at
	2020*
	Level 2	Level 3	Valuation techniques	Main assumptions
LIABILITIES	124,098	905
Financial liabilities held for trading	71,009	295
Derivatives	63,920	295
Swaps	51,584	81	Present value method, Gaussian Copula***	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	724	1	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,226	49	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	456	97	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	1,054	2	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Other	5,876	65	Present value method, Advanced stochastic volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Short positions	7,089	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,869	—
Swaps	5,821	—	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	13	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	1,035	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	45,310	610	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	910	—	Present Value Method with actuarial techniques	Mortality tables and interest rate curves

Annual report 2020	Contents

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2019*		2018*
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS	149,711	6,651	140,659	4,473
Financial assets held for trading	63,051	598	55,033	738
Credit institutions	—	—	—	—	Present Value method
Customers**	355	—	205	—	Present Value method
Debt and equity instruments	760	65	314	153	Present Value method
Derivatives	61,936	533	54,514	585
Swaps	51,594	182	44,423	185	Present Value method, Gaussian Copula***
Exchange rate options	469	8	617	2	Black-Scholes Model
Interest rate options	3,073	177	3,778	149	Black's Model, Heath-Jarrow- Morton Model
Interest rate futures	190	—	—	—	Present Value method
Index and securities options	1,164	95	1,118	198	Black-Scholes Model
Other	5,446	71	4,578	51	Present Value method, Monte Carlo simulation and others
Hedging derivatives	7,216	—	8,586	21
Swaps	6,485	—	7,704	21	Present Value method
Interest rate options	25	—	20	—	Black’s Model
Other	706	—	862	—	N/A
Non-trading financial assets mandatorily at fair value through profit or loss	1,780	1,601	7,492	1,403
Equity instruments	1,272	550	985	462	Present Value method
Debt securities issued	498	675	5,085	481	Present Value method
Loans and receivables**	10	376	1,422	460	Present Value method, swap asset model & CDS
Financial assets designated at fair value through profit or loss	58,833	664	53,482	876
Central banks	6,474	—	9,226	—	Present Value method
Credit institutions	21,598	50	22,897	201	Present Value method
Customers****	30,729	32	21,355	560	Present Value method
Debt instruments	32	582	4	115	Present Value method
Financial assets at fair value through other comprehensive income	18,831	3,788	16,066	1,435
Equity instruments	98	407	455	581	Present Value method
Debt instruments	17,486	188	14,699	165	Present Value method
Loans and receivables	1,247	3,193	912	689	Present Value method

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2019*		2018*
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
LIABILITIES	132,582	1,074	127,991	442
Financial liabilities held for trading	67,068	290	53,950	289
Central banks	—	—	0	—	Present Value method
Credit institutions	—	—	0	—	Present Value method
Customers	—	—	0	—	Present Value method
Derivatives	61,789	290	53,950	289
Swaps	49,927	115	43,489	111	Present Value method, Gaussian Copula***
Exchange rate options	658	1	610	7	Black-Scholes Model
Interest rate options	4,291	34	4,411	26	Black's Model, Heath-Jarrow- Morton Model
Index and securities options	1,309	88	1,233	143	Black-Scholes Model
Interest rate and equity futures	20	2	7	—	Present Value method
Other	5,584	50	4,200	2	Present Value method, Monte Carlo simulation and others
Short positions	5,279	—	0	—	Present Value method
Hedging derivatives	6,048	—	6,352	6
Swaps	4,737	—	5,868	6	Present Value method
Interest rate options	10	—	158	—	Black’s Model
Other	1,301	—	326	—	Present Value method, Advanced stochastic volatility models and other
Financial liabilities designated at fair value through profit or loss	58,727	784	66,924	147	Present Value method
Liabilities under insurance contracts	739	—	765	—	Present Value method with actuarial techniques
*Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
** Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
*** Includes credit risk derivatives with a net fair value of EUR -4 million at 31 December 2020 (31 December 2019 and 2018: net fair value of EUR 6 million and EUR 0 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.
****Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Annual report 2020	Contents
Financial Instruments (level 3)
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.
–HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.
–HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.
–HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.
–Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Derivatives on volatility of long-term interest rates (more than 30 years) where volatility is not observable in the market at the indicated term.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some Latam units (mainly Brazil), where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments in Latam units linked to certain illiquid interest rates, for which there is no reasonable market observability.
•Illiquid equity in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
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
The net amount recognised in profit and loss in 2020 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 193 million profit (EUR 185 million profit in 2019 and EUR 10 million profit in 2018).
The table below shows the effect, at 31 December 2020 on the fair value of the main financial instruments classified as level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

2020
Portfolio/ Instrument					Impacts (EUR million)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favourable scenario
Financial assets held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	31.55%	(0.07)	0.05
CCS	Discounted Cash Flows	Interest rate	(0.30)% - 0.66%	0.66%	—	0.20
Convertibility curve - NDFs Offshore	Forward stimation	Price	0% - 2%	0.61%	(0.72)	0.31
EQ Options	EQ option pricing model	Volatility	7.86% - 93.67%	48.37%	(1.46)	1.81
FRAs	Asset Swap model	Interest rate	0% - 5%	2.22%	(0.78)	0.63
FX Forward	Discounted Cash Flows	Swap Rate	(0.02)% - 0.30%	0.11%	—	—
FX Options	FX option pricing model	Volatility	0% - 50%	32.14%	(0.39)	0.70
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	(100)% - 50%	83.33%	(0.63)	0.31
Inflation Derivatives	Volatility option model	Volatility	0% - 50%	16.67%	(0.47)	0.23
IR Futures	Asset Swap model	Interest rate	0% - 15%	0.94%	(0.94)	0.06
IR Options	IR option pricing model	Volatility	0% - 100%	19.05%	(0.27)	0.06
IRS	Asset Swap model	Interest rate	(6)% - 12.50%	10%	(0.08)	0.13
IRS	Discounted Cash Flows	Swap Rate	5.90% - 6.31%	2.26%	(0.01)	0.02
IRS	Discounted Cash Flows	Credit spread	78.97bps - 202.37bps	9.82bps	(2.81)	1.29
IRS	Prepayment modelling	Prepayment rate	2.47% - 6.22%	0.06%	(0.12)	0.05
Property derivatives	Option pricing model	HPI Forward growth rate and HPI Spot rate	0% - 5%	2.50%	(17.82)	17.82
Swaptions	IR option pricing model	Volatility	0% - 50%	33.33%	(0.16)	0.31
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Repos / Reverse repos	Asset Swap Repo Model	Long-term repo spread	n/a	n/a	(0.18)	0.23
Mortgage portfolio	Black Scholes model	HPI Forward growth rate	0% - 5%	2.50%	(2.23)	2.23
Other loans	Present value method	Credit spreads	0.07% - 1.55%	0.74%	(0.35)	0.35
Debt securities
Government debt	Discounted Cash Flows	Interest rate	0% - 10%	8.33%	(0.78)	3.91
Other debt securities	Price based	Market Price	90% - 110%	10%	(0.15)	0.15
Property securities	Probability weighting	HPI Forward growth rate and HPI Spot rate	0% - 5%	2.50%	(7.24)	7.24
Non-trading financial assets mandatorily at fair value through profit or loss
Equity instruments
Equities	Price Based	Price	90% - 110%	10%	(50.47)	50.47
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n/a	n/a	(6.72)	—
Loans	Discounted Cash Flows	Interest rate curve	(0.15)% - 0.15%	0.15%	(0.09)	0.09
Other loans	Present value method	Credit spreads	0.15% - 0.53%	0.19%	(0.04)	0.04
Debt securities
Government debt	Discounted Cash Flows	Interest rate	1.10% - 1.30%	0.10%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	10%	(122.14)	122.14
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	34.61%	(0.02)	0.01
EQ Options	Option pricing model	HPI Forward growth rate and HPI Spot rate	0% - 5%	2.50%	(6.35)	6.35

Annual report 2020	Contents
Lastly, the changes in the financial instruments classified as Level 3 in 2020, 2019 and 2018 were as follows:

	01/01/2020	Changes						31/12/2020
EUR million	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	598	52	(98)	330	—	(45)	(97)	740
Debt instruments	65	7	(27)	1	—	—	(39)	7
Equity instruments	—	3	—	—	—	—	—	3
Trading derivatives	533	42	(71)	329	—	(45)	(58)	730
Swaps	182	—	(8)	116	—	(8)	(10)	272
Exchange rate options	8	—	—	15	—	—	(1)	22
Interest rate options	177	15	(12)	61	—	—	—	241
Index and securities options	95	25	(43)	85	—	(38)	(30)	94
Other	71	2	(8)	52	—	1	(17)	101
Financial assets at fair value through profit or loss	664	280	(45)	17	—	(91)	(176)	649
Credit entities	50	164	—	(1)	—	(50)	—	163
Loans and advances to customers	32	—	(15)	3	—	—	(1)	19
Debt instruments	582	116	(30)	15	—	(41)	(175)	467
Non-trading financial assets mandatorily at fair value through profit or loss	1,601	120	(292)	(36)	—	(119)	(340)	934
Loans and advances to customers	376	104	(136)	12	—	(30)	(31)	295
Debt instruments	675	—	(144)	(63)	—	2	(336)	134
Equity instruments	550	16	(12)	15	—	(91)	27	505
Financial assets at fair value through other comprehensive income	3,788	8,795	(7,616)	—	(390)	571	1,072	6,220
TOTAL ASSETS	6,651	9,247	(8,051)	311	(390)	316	459	8,543
Financial liabilities held for trading	290	40	(14)	130	—	(96)	(55)	295
Trading derivatives	290	40	(14)	130	—	(96)	(55)	295
Swaps	115	8	—	(7)	—	(26)	(9)	81
Exchange rate options	1	—	—	2	—	—	(2)	1
Interest rate options	34	11	(2)	6	—	—	—	49
Index and securities options	88	21	(8)	95	—	(70)	(29)	97
Securities and interest rate futures	2	—	—	—	—	—	—	2
Others	50	—	(4)	34	—	—	(15)	65
Financial liabilities designated at fair value through profit or loss	784	4	(3)	(12)	—	(32)	(131)	610
TOTAL LIABILITIES	1,074	44	(17)	118	—	(128)	(186)	905

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	01/01/2019	Changes						31/12/2019
EUR million	Fair value calculated using internal models (level 3)	Purchases /Issuances	Sales/Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	738	142	(80)	115	—	(317)	—	598
Debt instruments and equity instruments	153	34	(38)	4	—	(88)	—	65
Trading derivatives	585	108	(42)	111	—	(229)	—	533
Swaps	185	10	(14)	22	—	(20)	(1)	182
Exchange rate options	2	—	—	6	—	—	—	8
Interest rate options	149	—	(5)	33	—	—	—	177
Index and securities options	198	48	(18)	50	—	(182)	(1)	95
Other	51	50	(5)	—	—	(27)	2	71
Hedging derivatives (Assets)	21	—	—	—	—	(21)	—	—
Swaps	21	—	—	—	—	(21)	—	—
Financial assets at fair value through profit or loss	876	55	(16)	65	—	(261)	(55)	664
Credit entities	201	—	—	—	—	(151)	—	50
Loans and advances to customers	560	20	(9)	(1)	—	(496)	(42)	32
Debt instruments	115	35	(7)	66	—	386	(13)	582
Non-trading financial assets mandatorily at fair value through profit or loss	1,403	426	(325)	81	—	—	16	1,601
Loans and advances to customers	460	126	(252)	21	—	—	21	376
Debt instruments	481	199	(7)	(10)	—	—	12	675
Equity instruments	462	101	(66)	70	—	—	(17)	550
Financial assets at fair value through other comprehensive income	1,435	4,424	(1,698)	—	(190)	(252)	69	3,788
TOTAL ASSETS	4,473	5,047	(2,119)	261	(190)	(851)	30	6,651

Financial liabilities held for trading	289	136	(12)	45	—	(164)	(4)	290
Trading derivatives	289	136	(12)	45	—	(164)	(4)	290
Swaps	111	6	(5)	(17)	—	20	—	115
Exchange rate options	7	1	—	—	—	(7)	—	1
Interest rate options	26	—	—	8	—	—	—	34
Index and securities options	143	79	(7)	51	—	(177)	(1)	88
Securities and interest rate futures	—	3	—	—	—	—	(1)	2
Others	2	47	—	3	—	—	(2)	50
Hedging derivatives (Liabilities)	6	—	—	—	—	(6)	—	—
Swaps	6	—	—	—	—	(6)	—	—
Financial liabilities designated at fair value through profit or loss	147	298	(5)	31	—	313	—	784
TOTAL LIABILITIES	442	434	(17)	76	—	143	(4)	1,074

Annual report 2020	Contents

	01/01/2018							31/12/2018
EUR million	Fair value calculated using internal models (level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	437	85	(60)	(16)	—	312	(20)	738
Debt instruments and equity instruments	32	22	(40)	2	—	141	(4)	153
Trading derivatives	405	63	(20)	(18)	—	171	(16)	585
Swaps	189	—	(8)	4	—	4	(4)	185
Exchange rate options	5	—	—	(2)	—	—	(1)	2
Interest rate options	162	—	(3)	(16)	—	8	(2)	149
Index and securities options	5	41	(1)	(35)	—	195	(7)	198
Other	44	22	(8)	31	—	(36)	(2)	51
Hedging derivatives (Assets)	18	—	—	3	—	—	—	21
Swaps	18	—	—	3	—	—	—	21
Financial assets designated at fair value through profit or loss	—	105	—	19	—	699	53	876
Credit entities	—		—	(1)	—	202	—	201
Loans and advances to customers	—	—	—	6	—	497	57	560
Debt instruments	—	105	—	14	—	—	(4)	115
Non-trading financial assets mandatorily at fair value through profit or loss	1,365	66	(35)	12	—	31	(36)	1,403
Loans and advances to customers	465	56	(22)	20	—	—	(59)	460
Debt instruments	518	—	(7)	(29)	—	1	(2)	481
Equity instruments	382	10	(6)	21	—	30	25	462
Financial assets at fair value through other comprehensive income	1,726	162	(238)	—	(269)	147	(93)	1,435
TOTAL ASSETS	3,546	418	(333)	18	(269)	1,189	(96)	4,473

Financial liabilities held for trading	182	41	(95)	9	—	161	(9)	289
Trading derivatives	182	41	(95)	9	—	161	(9)	289
Swaps	100	—	(7)	(7)	—	28	(3)	111
Exchange rate options	9	—	—	(2)	—	—	—	7
Interest rate options	19	—	(1)	(1)	—	10	(1)	26
Index and securities options	41	41	(87)	25	—	128	(5)	143
Other	13	—	—	(6)	—	(5)	—	2
Hedging derivatives (Liabilities)	7	—	—	(1)	—	—	—	6
Swaps	7		—	(1)	—	—	—	6
Financial liabilities designated at fair value through profit or loss	7	140	—	—	—	—	—	147
TOTAL LIABILITIES	196	181	(95)	8	—	161	(9)	442

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
iv. Recognition of fair value changes
As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognised under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognised at their net amount under 'Gains/losses on financial assets and liabilities'.
Adjustments due to changes in fair value arising from:
•Financial assets at fair value with changes in other comprehensive income are recorded temporarily, in the case of debt instruments in 'Other comprehensive income - Elements that can be reclassified to profit or loss - Financial assets at fair value with changes in other comprehensive income', while in the case of equity instruments are recorded in 'other comprehensive income - Elements that will not be reclassified to line item - Changes in the fair value of equity instruments valued at fair value with changes in other comprehensive income'.
Exchange differences on debt instruments measured at fair value with changes in other comprehensive income are recognised under 'Exchange Differences, net' of the consolidated income statement. Exchange differences on equity instruments, in which the irrevocable option of being measured at fair value with changes in other comprehensive income has been chosen, are recognised in 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income'.
•Items charged or credited to 'Items that may be reclassified to profit or loss – Financial assets at fair value through other comprehensive income' and 'Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity' remain in the Group's consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.
•Unrealised gains on Financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised in Other comprehensive income under Items that may be reclassified to profit or loss – Non-current assets held for sale.
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
A derivative qualifies for hedge accounting if all the following conditions are met:
1.    The derivative hedges one of the following three types of exposure:
a.Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge).
b.Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge).
c.The net investment in a foreign operation (hedge of a net investment in a foreign operation).
2.    It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:
a.At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).
b.There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.
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

Annual report 2020	Contents
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
1.    If the Group transfers substantially all the risks and rewards to third parties unconditional -sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.
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
a.An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under 'Financial liabilities designated at fair value through profit or loss'.
b.The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.
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
a.If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.
b.If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
Regarding contractual modifications of financial assets, Grupo Santander has differentiated them into two main categories in relation to the conditions under which a modification leads to a derecognition or disposal of the financial asset (and the recognition of a new financial asset) and those under which the accounting of the original financial instrument with the modified terms is maintained:

•Contractual modifications for commercial or market reasons, which are generally carried out at the request of the debtor to apply current market conditions to the debt. The new contract is considered a new transaction and, consequently, it is necessary to derecognize the original financial asset and recognize a new financial asset subject to the classification and measurement requirements established by IFRS 9. Also, the new financial asset will be recorded at fair value and, if applicable, the difference between the carrying amount of the asset derecognized and the fair value of the new asset will be recognized in profit or loss.
•Modifications due to refinancing or restructuring, in which the payment conditions are modified to allow a customer that is experiencing financial difficulties (current or foreseeable) to meet its payment obligations and that, if such modification had not been made, it would be reasonably certain that it would not be able to meet such payment obligations. In this case, the modification does not result in the derecognition of the financial asset, but rather the original financial asset is maintained and does not require a new assessment of its classification and measurement. When assessing credit impairment, the current credit risk (considering the modified cash flows) should be compared with the credit risk at initial recognition. Finally, the gross carrying amount of the financial asset (the present value of the renegotiated or modified contractual cash flows that are discounted at the original effective interest rate of the financial asset) should be recalculated, with a gain or loss recognized in profit or loss for the difference.

Annual report 2020	Contents
f) Offsetting of financial instruments
Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2020, 2019 and 2018:

	31 December 2020
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	136,437	(60,975)	75,462
Reverse repurchase agreements	82,865	(16,078)	66,787
Total	219,302	(77,053)	142,249

	31 December 2019
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	126,389	(55,776)	70,613
Reverse repurchase agreements	89,465	(5,168)	84,297
Total	215,854	(60,944)	154,910

	31 December 2018
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	107,055	(42,509)	64,546
Reverse repurchase agreements	79,114	(4,031)	75,083
Total	186,169	(46,540)	139,629

	31 December 2020
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	132,313	(60,975)	71,338
Reverse repurchase agreements	77,925	(16,078)	61,847
Total	210,238	(77,053)	133,185

	31 December 2019
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	124,840	(55,776)	69,064
Reverse repurchase agreements	81,087	(5,168)	75,919
Total	205,927	(60,944)	144,983

	31 December 2018
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	104,213	(42,509)	61,704
Reverse repurchase agreements	82,201	(4,031)	78,170
Total	186,414	(46,540)	139,874

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
At 31 December 2020, Grupo Santander has offset other items amounting to EUR 1,194 million (EUR 1,366 million and EUR 1,445 million at 31 December 2019 and 2018, respectively).
At 31 December 2020 the balance sheet shows the amounts EUR 130,653 million (EUR 141,201 million and EUR 128,637 million at 31 December 2019 and 2018) on derivatives and repos as assets and EUR 122,416 million (EUR 134,694 million and EUR 130,969 million at 31 December 2019 and 2018) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.
g) Impairment of financial assets
i. Definition
Grupo Santander associates an impairment in the value to financial assets measured at amortised cost, debt instruments measured at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.
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
Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be along 12 months or during the life of the financial instrument:
•12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as "normal risk" as defined in the following sections.
•Expected credit losses over the life of the financial instrument: arising from the potential default events that are estimated to be likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified as "normal risk under watchlist" or 'doubtful risk'.
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
The following constitute effective guarantees:
a)    Mortgage guarantees on housing as long as they are first duly constituted and registered in favour of the entity. The properties include:
i.Buildings and building elements, distinguishing among:
•Houses.
•Offices, stores and multi-purpose premises.
•Rest of buildings such as non-multi-purpose premises and hotels.
ii.Urban and developable ordered land.
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
The different aspects that the Group considers for the evaluation of effective guarantees are set out below in relation to the individual analysis.

Annual report 2020	Contents
ii. Financial instruments presentation
For the purposes of estimating the impairment amount, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, commitments and guarantees) measured at amortised cost or fair value through other comprehensive income in one of the following categories:
•Normal Risk ('stage 1'): includes all instruments that do not meet the requirements to be classified in the rest of the categories.
•Normal risk under watchlist ('stage 2'): includes all instruments that, without meeting the criteria for classification as doubtful or default risk, have experienced significant increases in credit risk since initial recognition.
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

In the case of forbearances, instruments classified as 'normal risk under watchlist' may be generally reclassified to 'normal risk' in the following circumstances: at least two years have elapsed from the date of reclassification to that category or from its forbearance date, the client has paid the accrued principal and interest balance, and the client has no other instruments with more than 30 days past due balances.
•Doubtful Risk ('stage 3'): includes financial instruments, overdue or not, in which, without meeting the circumstances to classify them in the category of default risk, there are reasonable doubts about their total repayment (principal and interests) by the client in the terms contractually agreed. Likewise, off-balance-sheet exposures whose payment is probable and their recovery doubtful are considered in stage 3. Within this category, two situations are differentiated:
–Doubtful risk for non-performing loans: financial instruments, irrespective of the client and guarantee, with balances more than 90 days past due for principal, interest or expenses contractually agreed.
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
–Doubtful risk for reasons other than non-performing loans: this category includes doubtful recovery financial instruments that are not more than 90 days past due.
Grupo Santander considers that a financial instrument to be doubtful for reasons other than delinquency when one or more combined events have occurred with a negative impact on the estimated future cash flows of the financial instrument. To this end, the following indicators, among others, are considered:
a)Negative net equity or decrease because of losses of the client's net equity by at least 50% during the last financial year.
b)Continued losses or significant decrease in revenue or, in general, in the client's recurring cash flows.
c)Generalised delay in payments or insufficient cash flows to service debts.
d)Significantly inadequate economic or financial structure or inability to obtain additional financing by the client.
e)Existence of an internal or external credit rating showing that the client is in default.
f)Existence of overdue customer commitments with a significant amount to public institutions or employees.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
•Default Risk: includes all financial assets, or part of them, for which, after an individualised analysis, their recovery is considered remote due to a notorious and irrecoverable deterioration of their solvency.
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
iii. Impairment valuation assessment
Grupo Santander has policies, methods and procedures in place to hedge its credit risk, both due to the insolvency attributable to counterparties and its residence in a specific country.
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
•Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, the Group individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate.
Therefore, this classification mostly includes wholesale banking customers —Corporations, specialised financing— as well as some of the largest companies —Chartered and real estate developers— from retail banking. The determination of the perimeter in which the individualised estimate is applied is detailed in a later section.
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
•Collectively: the Group also assesses impairment by estimating the expected credit losses collectively in cases where they are not assessed on an individual basis. This includes, for example, loans with individuals, sole proprietors or businesses in retail banking subject to a standardised risk management.
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
Grupo Santander performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

Annual report 2020	Contents
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
The estimation of expected losses requires expert judgment and the support of historical, current and future information. The probability of loss is measured considering past events, the present situation and future trends of macroeconomic factors.
Grupo Santander uses forward-looking information in both internal risk management and prudential regulation processes, so that for the calculation of the impairment loss allowance, various scenarios are incorporated that take advantage of the experience with such information, thus ensuring consistency in obtaining the expected loss.
The challenge of the exercise has focused on the uncertainty of the economic outlook caused by the covid-19 crisis, coupled with a complex environment for value creation.
Grupo Santander has internally ensured the criteria to be followed for guarantees received from government bodies, both through credit lines and other public guarantees, so that when they are adequately reflected in each of the contracts, they are recognised as mitigating factors of the potential expected losses, and therefore of the provisions to be recognised, based on the provisions of the applicable standard (IFRS 9 Par. B5.5.55). Furthermore, where applicable, these guarantees are appropriately reflected in the mitigation of the significant increase in risk, considering their nature as personal guarantees.
For the estimation of the parameters used in the estimation of impairment provisions -EAD (exposure at default), PD (probability of default), LGD (loss given default)-, the Group based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment provision models under IFRS 9.
•Exposure at default: is the amount of estimated risk incurred at the time of the counterparty's analysis.
•Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.
•Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the guarantees associated with the operation and the future cash flows that are expected to be recovered.
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
IFRS 9 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. However, in order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Group does not apply these practical solutions in a generalised manner:
–Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold. The volume rebutted does not exceed 0.1% of the Group's total exposure.
–Assets with low credit risk at the reporting date: the Group assesses the existence of significant risk increase in all its financial instruments.
This information is provided in more detail in note 53 b.
iv. Detail of individual estimate of impairment
For the individual estimate of the assessment for impairment of the financial asset, the Group has a specific methodology to estimate the value of the cash flows expected to be collected:
•Recovery through the debtor's ordinary activities (going concern approach).
•Recovery through the execution and sale of the collateral guaranteeing the operations (going concern approach).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Going concern approach:
a. Evaluation of the effectiveness of guarantees
Grupo Santander assesses the effectiveness of all the guarantees associated considering the following:
•The time required to execute these guarantees.
•Grupo Santander's ability to enforce or assert these guarantees in its favour.
•The existence of limitations imposed by each local unit´s regulation on the foreclosure of collateral.
Under no circumstances the Group considers that a guarantee is effective if its effectiveness depends substantially on the solvency of the debtor, as could be the case:
•Promises of shares or other securities of the debtor himself when their valuation may be significantly affected by a debtor's default.
•Personal cross-collateralisation: when the guarantor of a transaction is, at the same time, guaranteed by the holder of that transaction.
On the basis of the foregoing, the following types of guarantees are considered to be effective:
•Mortgage guarantees on properties, which are first charge, duly constituted and registered. Real estate includes:
–Buildings and finished building elements.
–Urban and developable land in order.
–Other real estate, including buildings under construction, developments in progress or at a standstill, and other land, such as rural properties.
•Pledges on financial instruments such as cash deposits, debt securities of reputables issuers or equity instruments.
•Other types of security interests, including movable property received as security and second and subsequent mortgages on real state , provided that they are proven to be effective under particularly restrictive criteria.
•Personal guarantees, including new holders, covering the entire amount and involving direct and joint liability to the entity, from persons or entities whose equity solvency ensures repayment of the transaction under the agreed terms.
b. Valuation of guarantees
Grupo Santander assesses the guarantees on the basis of their nature in accordance with the following:
•Mortgage guarantees on properties associated with financial instruments, using a complete individual valuations carried out by independent valuation experts and under generally accepted valuation standards. If this is not possible, alternative valuations are used with duly documented and approved internal valuation models.
•Personal guarantees are valued individually on the basis of the guarantor´s updated information.
•The rest of the guarantees are valued based of current market values.
c. Adjustments to the value of guarantees and estimation of future cash flow inflows and outflows
Grupo Santander applies a series of adjustments to the value of the guarantees in order to improve the reference values:
•Adjustments based on the historical sales experience of local units for certain types of assets.
•Individual expert adjustments based on additional management information.
Likewise, to adjust the value of the guarantees, the time value of money is taken into account based on the historical experience of each of the units, estimating:
•Period of adjudication.
•Estimated time of sale of the asset.
In addition, the Group takes into account all those cash inflows and outflows linked to that guarantee until it is sold:
•Possible future income commitments in favour of the borrower which will available after the asset is awarded.
•Estimated foreclosure costs.
•Asset maintenance costs, taxes and community costs.
•Estimated marketing or sales costs.
Finally, since it is considered that the guarantee will be sold in the future, the Group applies an additional adjustment ('index forward') in order to adjust the value of the guarantees to future valuation expectations.
v. Scope of application of the individual estimate of the assessment for impairment
Grupo Santander determines the perimeter over which it makes an estimate of the assessment for impairment on an individual basis based on a relevance threshold set by each of the geographical areas and the stage in which the operations are located. In general, the Group applies the individualised calculation of expected losses to the significant exposures classified in stage 3, although Banco Santander, S.A. has also extended its analyses to some of the exposures classified in stage 2.
It should be noted that, in any case and irrespective of the stage in which their transactions are carried out, for customers who do not receive standardised treatment, a relational risk management model is applied, with individualised treatment and monitoring by the assigned risk analyst. In addition to wholesale customers (Santander Corporate & Investment Banking or SCIB) and large companies, this relational management model also includes other segments of smaller companies for which there is information and capacity for more personalised and expert analysis and monitoring. As indicated in the Group's wholesale credit model, the individual treatment of the client facilitates the continuous updating of information. The risk assumed must be followed and monitored throughout its life cycle, enabling anticipation and action to be taken in the event of possible impairments. In this way, the customer's credit quality is analysed individually, taking into account specific aspects such as his competitive position, financial

Annual report 2020	Contents
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
h) Repurchase agreements and reverse repurchase agreements
Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under 'Loans and advances with central banks', 'Loans and advances to credit institutions' or 'Loans and advances to customers' (Deposits from central banks, Deposits from credit institutions or Customer deposits).
Differences between the purchase and sale prices are recognised as interest over the contract term.
i) 'Non-current assets' and 'liabilities associated with non-current assets held for sale'
'Non-current assets held for sale' includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.
Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be 'Non-current assets held for sale', unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Group obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.
Grupo Santander has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2020 are as follows: Gloval Valuation, S.A.U.,Tinsa Tasaciones Inmobiliarias, S.A.U., Gesvalt Sociedad de Tasación, S.A. and Sociedad de tasación, S.A.
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
'Liabilities associated with non-current assets held for sale' includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.
'Non-current assets and disposal groups of items that have been classified as held for sale' are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. Non-current assets and disposal groups of items that are classified as held for sale are not amortised as long as they remain in this category.
At 31 December 2020 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 560 million; however, in accordance with the accounting standards, this unrealised gain could not be recognised.
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
Banco Santander, in compliance with Bank of Spain Circular 4/2017, and further modifications, on public and private financial reporting standards and financial statement models, has developed a methodology that enables it to estimate the fair value and costs of sale of assets foreclosed or received in payment of debts. This methodology is based on the classification of the portfolio of foreclosed assets into different segments. Segmentation enables the intrinsic characteristics of Banco Santander's portfolio of foreclosed assets to be differentiated, so that assets with homogeneous characteristics are grouped by segment.
Thus, the portfolio is segmented into (i) finished assets of a residential and tertiary nature, (ii) developments in progress and (iii) land1.
In determining the critical segments in the overall portfolio, assets are classified on the basis of the nature of the asset and its stage of development. This segmentation is made in order to seek the liquidation of the asset (which should be carried out in the shortest possible time).

1. The assets in a situation of "stopped development" are included under "land".

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

When making decisions, the situation and/or characteristics of the asset are fundamentally taken into account, as well as the evaluation of all the determining factors that favour the recovery of the debt. For them, the following aspects are analyzed, among others:
•The time that has elapsed since the adjudication.
•The transferability and contingencies of the foreclosed asset.
•The economic viability from the real estate point of view with the necessary investment estimate.
•The expenses that may arise from the marketing process.
•The offers received, as well as the difficulties in finding buyers.
In the case of real estate assets foreclosed in Spain, which represent 89% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:
•Market Value Model used in the valuation of finished properties of a residential nature (mainly homes and car parks) and properties of a tertiary nature (offices, commercial premises and multipurpose buildings). For the valuation of finished assets whose availability for sale is immediate, a market sale value provided by a third party external to Banco Santander is considered, calculated under the AVM methodology by the comparable properties method adjusted by our experience in selling similar assets, given the term, price, volume, trend in the value of these assets and the time elapsing until their sale and discounting the estimated costs of sale.
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
Adjustments to homogenize the properties are made according to: (i) the age of the property according to the age of the property to be valued, (ii) the deviation of the built area from the common area with respect to the property to be valued and (iii) by age of the date of capture of the property according to the price evolution index of the real estate market.
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
•Market Value Model according to Evolution of Market Values used to update the valuation of developments in progress. The valuation model estimates the current market value of the properties based on complete individual valuations by third parties, calculated from the values of the feasibility studies and development costs of the promotion, as well as the selling costs, distinguishing by location, size and type of property. The inputs used in the valuation model for residential assets under construction are actual revenues and costs.
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
2. Assets qualified as protected housing are taken into account. The maximum legal value of these assets is determined by the VPO module, obtained from the result of multiplying the State Basic Module (MBE) by a zone coefficient determined by each autonomous community. To carry out the valuation of a protected property, the useful surface area is used in accordance with current regulations

Annual report 2020	Contents
•Land Valuation model. The methodology followed by the Group regarding land valuation consists of updating the individual reference valuation of each of the land on an annual basis, through updated valuation valuations carried out by independent professionals and following the methodology established in the OM (Ministerial Order) ECO/805/2003, of 27 March, whose main verifications in the case of land valuation, regardless of the degree of urbanisation of the land, correspond to:
–Visual verification of the assessed property.
–Registry description.
–Urban planning.
–Visible easements.
–Visible state of occupation, possession, use and exploitation.
–Protection regime.
–Apparent state of preservation.
–Correspondence with cadastral property.
–Existence of expropriation procedure, expropriation plan or project, administrative resolution or file that may lead to expropriation.
–Expiry of the urbanization or building deadlines.
–Existence of a procedure for failure to comply with obligations.
–Verification of surfaces.
For the purposes of valuation, the land will be classified in the following levels:
–Level I: It will include all the lands that do not belong to level II.
–Level II: It shall include land classified as undeveloped where building is not allowed for uses other than agriculture, forestry, livestock or linked to an economic exploitation permitted by the regulations in force. Also included are lands classified as developable that are not included in a development area of urban planning or that, in such an area, the conditions for its development have not been defined.
In those cases where the Group does not have an updated reference value through an ECO valuation for the current year, we use as a reference value the latest available ECO valuation reduced or corrected by the average annual coverage ratio of the land on which we have obtained an updated reference value, through an ECO valuation.
Grupo Santander applies a discount to the aforementioned reference values that takes into account both the discount on the reference value in the sales process and the estimated costs of marketing or selling the land:
Discount on reference value = % discount on sales + % marketing costs being:
–% discount on Sales: = 100 - (sales price / updated appraisal value).
–marketing costs: calculated on the basis of our historical experience in sales and in accordance with the marketing management fees negotiated with our suppliers of this type of service.
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
Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under 'Gains or (losses) on non-current assets held for sale not classified as discontinued operations' in the consolidated income statement.
The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.
j) 'Assets under insurance or reinsurance contracts' and 'Liabilities under insurance or reinsurance contracts'
Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.
The Group controls its insurance risk as follows:
•By applying a strict methodology in the launch of products and in the assignment of value thereto.
•By using deterministic and stochastic actuarial models for measuring commitments.
•By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.
•By establishing an operating framework for credit risks.
•By actively managing asset and liability matching.
•By applying security measures in processes.
Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that Grupo Santander may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are written down.
'Liabilities under insurance contracts' includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.
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
At least at each reporting date the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:
•Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs.
•The carrying amount recognised in the consolidated balance sheet of its insurance contract liabilities (see note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.
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
•Non-life insurance provisions:
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
•Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:
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
•Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.
•Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.
•Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.
k) Tangible assets
Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

Annual report 2020	Contents
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
The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate
Buildings for own use	2.4%
Furniture	8.3%
Fixtures	8.3%
Office and IT equipment	23.0%
Lease use rights	Less than the lease term or the useful life of the underlying asset
At the end of each reporting period, consolidated entities assess whether there is any indication that the carrying amount of an asset exceeds its recoverable amount, in which case they write down the carrying amount of the asset to its recoverable amount and adjust future depreciation charges in proportion to its adjusted carrying amount and to its new remaining useful life, if the useful life needs to be re-estimated.
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
ii. Investment property
'Investment property' reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to future increase in market prices.
The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
In order to evaluate the possible impairment Grupo Santander determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.
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
iii. Assets leased out under an operating lease
'Property, plant and equipment' - Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.
The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.
l) Accounting for leases
On 1 January 2019, Grupo Santander changed the accounting policy for leases when acting as a lessee (see note 1.d).
Until 31 December 2018, the accounting policy applied by the Group when acting as lessee was the following:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
i. Finance leases
Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.
When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under 'Loans and receivables' in the consolidated balance sheet.
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
When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under 'Tangible assets' (see note 16).
The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under 'Other operating income' in the consolidated income statement.
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
i. Goodwill
Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:
•If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.
▪If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.
▪The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.
Goodwill (only recognised when it has been acquired by consideration) represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.
At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to 'Impairment or reversal of impairment on non-financial assets, net - Intangible assets' in the consolidated income statement.

Annual report 2020	Contents
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
The intangible asset amortisation charge is recognised under Depreciation and amortisation in the consolidated income statement.In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to 'Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated' income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (see note 2.k).
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
n) Other assets
'Other assets' in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:
▪Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories include land and other property held for sale in the property development business.
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
▪Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.
Additionally, Other Assets at 31 December 2019 included the right of collection acquired from Enagás Transporte charged to the gas system conferred by Royal Decree Law 13/2004 (for which urgent measures were adopted in relation to with the gas system and due to the extraordinary and urgent need to find a solution to the complex technical situation existing in the underground storage of natural gas Castor, especially after the resignation of the concession presented by its owner).
In the aforementioned Royal Decree Law, it was agreed the hibernation of the Castor gas submarine storage facilities and the assignation of the operations required for its maintenance and operability to Enagás Transporte. It also recognised the value of the investment at EUR 1,350 million and an obligation to pay this amount to the holder of the extinguished concession by Enagás Transporte, recognising a collection right, charged to the monthly billing for access tolls and gas system fees during 30 years, for the amount paid to the holder of the extinguished concession plus the financial remuneration recognised by the Royal Decree Law.
Banco Santander acquired, along with other financial entities, the collection right for its nominal redemption value under a contract with full legal effectiveness and protected, in good faith, in the full constitutionality of the Royal Decree Law that created it, set its amount, established the legal mechanism for its payment from the gas system and allowed its transfer with full effect against it.
On 21 December 2017 the Constitutional Court gave a judgement declaring unconstitutional certain provisions of Royal Decree Law 13/2014 and cancelling them due to procedural defect, considering that the urgency reasons for which said provisions had to be excluded from the ordinary legislative procedure were not proven. Among others, the recognition of the costs accrued until the entry into force of the Royal Decree by the concessionaire waiving the investment and, therefore, the compensation of EUR 1,350 million, and the recognition of Enagás Transporte's right of

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
collection from the gas system for the amount of this compensation were cancelled.
Due to the termination of the payment of the collection right and the obligation to reimburse the amounts received as a result of the declaration of unconstitutionality of the Royal DL, Banco Santander initiated in 2018 the administrative and judicial proceedings that considered appropriate to defend its rights. Regarding the claim for liability of the legislating State (the most relevant by amount) was resolved favourably for the parent by Supreme Court Ruling of 27 October 2020. In execution of this sentence, on 31 December 2020, a payment of EUR 740.7 million was received from the Public Treasury (comprising the principal amount of the claim plus the appropriate legal interest), while proceedings for an aggregate amount of nearly EUR 56 million corresponding to interest collected by Banco Santander and returned to the administration, and which, in view of the decision of the Supreme Court, is expected to be resolved in an equally favourable manner for Banco Santander.
This compensation asset, since it does not arise as a consequence of a contract, but rather from the liability of the State legislator, does not meet the definition of a financial asset. Consequently, and since it has the characteristic of certain, it also does not meet the definition of a contingent asset, it was classified as a non-financial asset.
o) Other liabilities
'Other liabilities' includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.
p) Provisions and contingent assets and liabilities
When preparing the financial statements of the consolidated entities, Banco Santander’s directors made a distinction between:
•Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.
▪Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.
Santander UK plc is cooperating with an FCA civil regulatory investigation which commenced in July 2017 into its compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation focuses primarily on the period 2012 to 2017 and includes consideration of high risk customers including Money Service Businesses. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.
▪Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.
Grupo Santander’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the Notes.
Provisions (which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.
Provisions are classified according to the obligations covered as follows (see note 25):
▪Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.
▪Provisions for contingent liabilities and commitments: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.
▪Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.
q) Court proceedings and/or claims in process
At the end of 2020 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see note 25).

Annual report 2020	Contents
r) Own equity instruments
Own equity instruments are those meeting both of the following conditions:
▪The instruments do not include any contractual obligation for the issuer (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.
▪The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.
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
s) Equity-instrument-based employee remuneration
Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, Grupo Santander recognises in full, at the grant date, the expense for the services received.
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
t) Recognition of income and expenses
The most significant criteria used by Grupo Santander to recognise its income and expenses are summarised as follows:
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
▪Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.
▪Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.
▪Those relating to services provided in a single act are recognised when the single act is carried out.
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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Grupo Santander initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.
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
The provisions made for these transactions are recognised under 'Provisions - Provisions for commitments and guarantees given in the consolidated balance sheet' (see note 25). These provisions are recognised and reversed with a charge or credit, respectively, to 'Provisions or reversal of provisions', net, in the consolidated income statement.
If a specific provision is required for financial guarantees, the related unearned commissions recognised under 'Financial liabilities at amortised cost - Other financial liabilities in the consolidated balance sheet', are reclassified to the appropriate provision.
v) Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in 'Fee and commission income' in the consolidated income statement.
The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under Fee and 'Commission income' in the consolidated income statement.
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
Grupo Santander's post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see note 25).
Defined contribution plans
The contributions made in this connection in each year are recognised under Personnel expenses in the consolidated income statement.
The amounts not yet contributed at each year-end are recognised, at their present value, under 'Provisions - Provision for pensions' and similar obligations on the liability side of the consolidated balance sheet.
Defined benefit plans
Grupo Santander recognises under 'Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet' (or under 'Other assets' on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.
Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:
▪They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.
▪They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by Grupo Santander.
If Grupo Santander can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under 'Insurance contracts linked to pensions' on the asset side of the consolidated balance sheet.
Grupo Santander will recognise the following items in the income statement:
•Current service cost, (the increase in the present value of the obligations resulting from employee service in the current period), is recognised under 'Staff costs'.
•The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under 'Provisions or reversal of provisions'.

Annual report 2020	Contents
•Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.
•Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under 'Interest expense' and similar charges ('Interest and similar income' if it constitutes income) in the consolidated income statement.
The remeasurement of the net defined benefit liability (asset) is recognised in Other comprehensive income under Items not reclassified to profit or loss and includes:
▪Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.
▪The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).
▪Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
x) Other long-term employee benefits
Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under 'Provisions or reversal of provisions', net, in the consolidated income statement (see note 25).
y) Termination benefits
Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.
z) Income tax
The expense for spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when they arise from a transaction whose results are recognised directly in equity, in which case the related tax effect is recognised in equity - Amendment to IFRS Cycle 2015-2017.
The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.
'Deferred tax assets' and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.
'Tax assets' include the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.
'Tax liabilities' includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.
Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future. In this regard, no deferred tax liabilities of EUR 568.8 million were recognised in relation to the taxation that would arise from the undistributed earnings of certain Group holding companies, in accordance with the legislation applicable in those jurisdictions.
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
aa) Residual maturity periods and average interest rates
The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in note 50.
ab) Consolidated statement of recognised income and expense
This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.
Accordingly, this statement presents:
a.    Consolidated profit for the year.
b.    The net amount of the income and expenses recognised in 'Other comprehensive income' under items that will not be reclassified to profit or loss.
c.    The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.
d.    The income tax incurred in respect of the items indicated in b and c above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.
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
b.    Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised 'Income and expense'.
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
•Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.
Grupo Santander classifies as cash and cash equivalents the balances recognised under 'Cash, cash balances at central banks' and 'Other deposits on demand' in the consolidated balance sheet.
•Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
•Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
•Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
During 2020 Grupo Santander received interest amounting to EUR 43,953 million (EUR 55,269 million and EUR 50,685 million in 2019 and 2018, respectively) and paid interest amounting to EUR 13,690 million (EUR 20,671 and EUR 19,927 million in 2019 and 2018, respectively).
Also, dividends received and paid by the Group are detailed in notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).
3. Grupo Santander
a) Banco Santander, S.A., and international Group structure
The growth of Grupo Santander in the last decades has led Banco Santander to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s objectives of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).
At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

Annual report 2020	Contents
The purpose of this structure, all of which is controlled Banco Santander, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the group’s various operating units to Spain.
The Appendices provide relevant data on the consolidated group companies and on the companies accounted for using the equity method.
b) Acquisitions and disposals
Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:
i. Agreement for the acquisition of a significant stake in Ebury
On 28 April 2020, the investment in Ebury, a payments and currencies platform for SMEs, announced on 4 November 2019, was completed. The transaction involved a total outlay of GBP 357 million (EUR 409 million) of which GBP 70 million (approximately EUR 80 million) was for new shares. At 2019 year-end the Group had already acquired 6.4% of the company for GBP 40 million (approximately EUR 45 million). Following the disbursement made in April 2020, the Group is entitled to receive 50.38% of the dividends distributed by the company. This interest is recognized under 'Investments in Joint Ventures and Associates - Associates' in the consolidated balance sheet.
ii. Reorganization of the banking insurance business, asset management and pension plans in Spain
On 24 June 2019, Banco Santander, S.A., reached an agreement with the Allianz Group to terminate the agreement that Banco Popular Español, S.A.U. ('Banco Popular') held in Spain with the Allianz Group for the exclusive distribution of certain life insurance products, non-life insurance products, collective investment institutions (IIC), and pension plans through the Banco Popular network (the 'Agreement'). Under this Agreement, the Group held a 40% stake in the capital of Popular Spain Holding de Inversiones, S.L.U., classified as investments in joint ventures and associated entities for an overall amount of EUR 409 million on 31 December 2019.
The Agreement was executed on 15 January 2020 for the non-life business and on 31 January 2020 for the remaining businesses, once the regulatory authorisations were obtained in the first half of 2020. The execution of the Termination Agreement entailed the payment by Banco Santander of a total consideration of EUR 859 million (after deducting the dividends paid until the end of the operation) and the acquisition of the remaining 60% of the capital of Popular Spain Holding de Inversiones, S.L.U.
On 10 July, 51% of the life-risk insurance business held by Banco Santander and the 51% of the new General Insurance business from Banco Popular's network not transferred to Mapfre (in accordance with the agreement indicated below)
was acquired by Aegon, valuing these businesses at a total of approximately EUR 557 million.
The total amount of the life-savings business, collective investment institutions and pension plans is EUR 711 million and has resulted in the recognition of EUR 271 million of goodwill.
In addition, under the agreement reached between Banco Santander and Mapfre on 21 January 2019, 50.01% of the car, commercial multi-risk, SME multi-risk and corporate liability insurance business in the whole network of Banco Santander in Spain was acquired by Mapfre on 25 June 2019 amounting to EUR 82 million.
iii. Agreement with Crédit Agricole S.A. on the depositary and custody business
On 17 April 2019, Banco Santander, S.A., announced that it had signed a memorandum of understanding with Crédit Agricole S.A. with the purpose of combining CACEIS and its subsidiaries (the 'CACEIS Group'), which is wholly-owned by Crédit Agricole S.A., with Santander Securities Services, S.A.U. and its subsidiaries (the 'S3 Group'), which is wholly-owned by Banco Santander, S.A.
The operation consisted of the contribution by the Santander Group to the CACEIS Group of 100% of the S3 Group in Spain and 50% of the S3 Group's business in Latin America in exchange for a 30.5% stake in the CACEIS Group Capital and voting rights. The remaining 69.5% remained the property of Crédit Agricole, SA. The S3 Group's Latin American business is under the joint control of the CACEIS Group and the Santander Group.
On 27 June 2019, the signing of the final contracts took place after having carried out the precise prior consultations with the representative bodies of Crédit Agricole, SA employees and the CACEIS Group. The closing of the operation took place on 20 December, 2019 once the relevant regulatory authorizations were obtained.
The operation generated a net capital gain of EUR 693 million recorded for its gross amount under the heading of `'Non-classified assets as non-current assets for sale' of the consolidated profit and loss account, of which EUR 219 million correspond to the recognition at fair value of the investment of 49.99% retained by the Group in S3 Latin America. The 30.5% interest in the CACEIS Group was recorded under the heading of 'Investments - Associates' of the consolidated balance sheet for an amount of EUR 1,010 million.
iv. Offer to acquire shares of Banco Santander Mexico, S.A., Institución de Banca Multiple, Grupo Financiero Santander México.
On 12 April 2019, Banco Santander, S.A., announced its intention to make an offer to acquire all the shares of Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander México') which are not owned by Grupo Santander, representing approximately 25% of the share capital of Santander México.
The shareholders who have accepted the offer have received 0.337 newly issued shares of Banco Santander, S.A., per share of Santander México and 1.685 American Depositary Shares

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
(ADSs) of Banco Santander, S.A., per ADS of Santander México.
The offer was accepted by holders of shares representing 16.69% of the capital stock of Santander Mexico, so the Group's participation in Santander Mexico became 91.65% of its share capital. To meet the exchange, the Bank proceeded to issue, in execution of the agreement adopted by the extraordinary general meeting held on 23 July 2019, 381,540,640 shares, which represented approximately 2.35% of the Bank's share capital in the date of issue. This operation meant an increase of EUR 191 million in Capital, EUR 1,491 million in issue premium and a decrease of EUR 670 million in Reserves and EUR 1,012 million in minority interests.
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
On 14 December 2017, the Group announced that its subsidiary Santander Bank Polska S.A. (previously Bank Zachodni WBK S.A.) together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G., for the acquisition (through a carve out) of the retail and private banking business of Deutsche Bank Polska S.A., excluding the foreign currency mortgage portfolio and the CIB (Corporate & Investment Banking) business, and including the asset management company DB Securities, S.A. (Poland).
In November 2018, once the regulatory authorisations had been received and approved by the general shareholders' meetings of Santander Bank Polska S.A. and Deutsche Bank Polska, S.A. the acquisition of EUR 298 million in cash and newly issued shares of Santander Bank Polska S.A. subscribed in full by Deutsche Bank, A.G., was closed. As a result of this transaction, the Group has acquired net assets worth EUR 365 million, mainly loans and deposits to customers and credit institutions amounting to EUR 4,304 million and EUR 4,025 million, respectively, and negative value adjustments amounting to EUR 82 million (mainly under line 'Loans and advances').
The difference between the fair value of the net assets acquired and the transaction value resulted in a gain of EUR 67 million which was recognised under "Negative Goodwill Recognised in Income" in the Group's consolidated income statement.
vii. Sale agreement of Banco Popular, S.A.U.’s real estate business
In relation with Banco Popular Español, S.A.U.’s ('Banco Popular') real estate business, on 8 August 2017, Banco Santander, S.A., announced the agreement with a Blackstone fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (31 March 2017 or 30 April 2017).
The signing took place after the European Commission authorized, without imposing any restrictions, the acquisition of Banco Popular Español, S.A.U., by Banco Santander, S.A., for the purposes of competition law. The Group closed its valuation exercise of the assets and liabilities assumed at fair value during 2018 without any change with respect to what was recorded at the end of 2017.
The transaction closed on 22 March 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Santander, S.A., maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Servicios de Gestión Inmobiliaria, S.L. The value attributed to the contributed assets is approximately EUR 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the transaction of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the 'Investments in joint ventures and associates - entities' section, without impact in the Group´s income statement.
viii. Merger by absorption of Banco Santander, S.A., with Banco Popular Español, S.A.U.
On 23 April 2018 the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. agreed to approve and sign the merger project by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A.
On 28 September 2018 the merger certificate of Banco Popular Español, S.A.U., by Banco Santander, S.A. was registered in the Mercantile Registry of Cantabria. After the merger, Banco Santander, S.A. acquired, by universal succession, all the rights and obligations of Banco Popular Español, S.A.U., including those that had been acquired from Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U., by virtue of the merger of Banco Pastor and Popular Banca

Annual report 2020	Contents
Privada with Banco Popular Español, S.A.U., that was also approved on 23 April 2018 by the respective board of directors. This transaction had no impact on the Group's income statement.
c) Offshore entities
According to current Spanish regulation (Royal Decree 1080/1991, of 5 July), Santander has two subsidiaries and three branches in the offshore territories of Jersey, the Isle of Man and the Cayman Islands. Santander also has three other offshore subsidiaries that are tax resident in the UK and subject to British tax law.
I) Offshore subsidiaries
A subsidiary resident in Jersey was liquidated in 2020 so at the reporting date, Grupo Santander has two subsidiaries resident in these territories: Abbey National International Limited in Jersey and ALIL Services Limited (in liquidation) on the Isle of Man. In 2020, those subsidiaries’ contribution to Santander’s consolidated profit was insubstantial.
II) Offshore branches
Grupo Santander also has three operative offshore branches. One is found in the Cayman Islands, one is on the Isle of Man and another is in Jersey. They report to, and consolidate balance sheets and income statements with, their foreign headquarters. They are taxed either with their headquarters (the Cayman Islands branch in Brazil) or in the territories they are located in (the Jersey and Isle of Man branches pertain to the UK). There was a fourth branch in the Cayman Islands, pertain to the US, which was closed in 2020.
The entities mentioned in Sections I and II had 141 employees as of December 2020.
III) Offshore subsidiaries that are tax resident in other jurisdictions
Grupo Santander also has three subsidiaries that were incorporated in offshore territories but are not deemed offshore entities. They only operate from, and are tax resident in, the UK and, thus, are subject to British tax law (one is expected to be wound up in 2021). In 2020, a subsidiary incorporated in Jersey but tax resident in Spain transferred legal residence to Spain.
IV) Other offshore holdings
From Brazil, Grupo Santander manages Santander Brazil Global Investment Fund SPC, a segregated portfolio company located in the Cayman Islands. From the UK, it manages Guaranteed Investment Products 1 PCC Limited, a protected cell company found in Guernsey. It also has two small holdings in entities located in the Cayman Islands.
Organization for Economic Cooperation and Development (OECD)
Grupo Santander is not in any of the uncooperative tax havens the OECD released in December 2020. Furthermore, Jersey, the Isle of Man and the Cayman Islands satisfy OECD standards on transparency and exchange of information for tax purposes.
The European Union (EU)
As of October 2020, the EU’s blacklist comprises 12 jurisdictions where Santander is not present. Santander is also not present in the 10 jurisdictions on the EU’s grey list, which have sufficiently committed to adapt legislation to international standards, subject to monitoring by the EU.
The Group's presence in offshore territories at the end of 2020 is as follows:

Presence of the Group in Tax Havens/Non-cooperative jurisdictions	Spanish legislation		OECD		European Commission Blacklist
	Sub.	Branch	Sub.	Branch	Sub.	Branch
Jersey	1	1
Isle of Man	1	1
Guernsey*
Bermuda*
Cayman Islands		1
2020	2	3	—	—	—	—
2019**	3	4	—	—	1	2
*Additionally, there are 2 entities constituted in Guernsey and 1 in Bermuda, but resident for tax purposes in the United Kingdom.
** Since December 31st 2019, the number of subsidiaries has been decreased in Jersey (1) and Panama (1), this last territory is currently included in the EU blacklist. Additionally, the Cayman Islands (1 operative branch and 1 branch closed in 2020) left the EU blacklist in October 2020.

Forthcoming changes to Spain's tax law
On 23 October 2020, the Draft Law on measures to prevent and fight against tax fraud was published in the Official Bulletin of the Spanish Parliament. The law expands the meaning of tax havens, which it renames “non-cooperative jurisdictions”. It also allows government to update the non-cooperative jurisdictions list. Nonetheless, until that list conforms to the new criteria, the former list set out in Royal Decree 1080/1991 of 5 July will remain in effect.
Grupo Santander has the right mechanisms (risk management, supervision, verification and review plans, and regular reporting) to prevent reputational, tax and legal risk with those entities. Grupo Santander also maintains its policy of reducing the number of these units.
PwC (PricewaterhouseCoopers) member firms audited the financial statements of Grupo Santander’s offshore units in 2020, 2019 and 2018.
4. Distribution of Banco Santander's profit, shareholder remuneration scheme and earnings per share
a) Distribution of Banco Santander's profit and shareholder remuneration scheme
The board of directors proposes to the shareholders to approve at the 2021 general shareholders' meeting the application of the results of Banco Santander, S.A., for 2020, which consisted in losses amounting to EUR 3,557 million, by charging them against:
i) To share premium account to the extent that the indicated charge against the share premium reserve is approved by the European Central Bank under Articles 77 and 78 of

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013.
ii) The voluntary reserve account, to the amount by which the referred losses are not applied in accordance with the provisions of paragraph (i) above.

•In September 2019, the board of directors approved an interim cash dividend against 2019 results in the amount of 0.10 euros per share (EUR 1,662 million), which was paid on 1 November.
•On 27 March 2020, the ECB issued a recommendation urging all European banks under its supervision to abstain from paying dividends out of 2019 and 2020 results at least until 1 October 2020 in order to preserve capital (ECB Recommendation I).

Taking into consideration ECB Recommendation I and in line with Santander's mission to help people and companies to progress, on 2 April 2020 the Board of Directors decided to cancel the payment of the 2019 final dividend and the dividend policy for 2020, to withdraw the proposals relating to the Final Cash Dividend and the SDE Program from the agenda of the aforementioned General Meeting of April 2020, which had already been convened, and to postpone the decision on the application of the results obtained in the financial year 2019 to a meeting to be held no later than 31 October 2020.
•On 27 July 2020, the ECB issued a second recommendation in which it extended the effects of ECB Recommendation I requiring all European credit institutions under its supervision to abstain, until 1 January 2021, from distributing dividends out of the results of the financial years 2019 and 2020 or from entering into irrevocable commitments to distribute them (ECB Recommendation II).
In September 2020, the board of directors convened the general shareholders' meeting of October 2020, at which it proposed (a) in compliance with ECB Recommendation II, to allocate all of the profit obtained by Banco Santander in 2019 to increase the Voluntary Reserve, except for the amount already allocated to the payment of the interim dividend that had been paid prior to the issuance of ECB Recommendation I, and (b) to increase the capital charged to reserves to allow the payment of a total remuneration for the 2019 financial year, in addition to the interim dividend, for an amount equivalent to 0.10 euros per share through the delivery of new shares and with no cash alternative.
Both proposals were approved at the general shareholders' meeting in October 2020.
•Following the ECB Recommendation II extending the effects of the previous recommendation until 1 January 2021, the board of directors decided to propose to the annual general meeting in October 2020 a resolution allowing the payment in 2021 of up to 0.10 per share as remuneration out of the results of the financial year 2020 from the share premium reserve and conditional on the ECB's recommendations permitting it and obtaining its authorization, on the condition that after the payment the CET 1 capital ratio remains within the target of 11—12%
or above and on the condition that the payment does not exceed 50% of the consolidated ordinary (underlying) profit.
The proposal was approved at the general shareholders' meeting in October 2020.
•On 15 December 2020, the ECB recommended that banks under its supervision limit shareholder remuneration until 30 September 2021 to an amount not exceeding either 15% of adjusted profits earned in 2020 (and in 2019, but only for those banks that, unlike Banco Santander, S.A., had not paid dividends in 2019) or the equivalent of 20 basis points of the CET 1 ratio.
•On 3 February 2021, Banco Santander made public its 2020 results and the board's intention to pay a cash dividend of EUR 2.75 cents per share as shareholder remuneration for 2020, the maximum allowed in accordance with the limits set by the last ECB recommendation. This payment will be made in execution of the share premium distribution agreement approved at the aforementioned October 2020 general meeting.
The board aims to restore a payout ratio of 40—50% of underlying profit, in cash, in the medium term. With respect to the remuneration against the 2021 earnings, the intention is to resume payments once the ECB recommendations so allow. The ECB has said it intends to repeal the recommendation in September 2021 in the absence of materially adverse developments. In the meantime, and in line with the announcement of April 2020, the dividend policy will remain suspended.

Annual report 2020	Contents
b) Earnings/loss per share from continuing and discontinued operations
i. Basic earnings / loss per share
Basic earnings/loss per share are calculated by dividing the net profit attributable to the Group, adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity (see note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during that period, excluding the average number of own shares held through that period.
Accordingly:

	2020	2019	2018
Profit (Loss) attributable to the Parent (EUR million)	(8,771)	6,515	7,810
Remuneration of contingently convertible preference shares (CCP) (EUR million) (Note 23)	(552)	(595)	(560)
	(9,323)	5,920	7,250
Of which:
Profit (Loss) from discontinued operations (non controlling interest net) (EUR million)	—	—	—
Profit (Loss) from continuing operations (PPC net) (EUR million)	(9,323)	5,920	7,250
Weighted average number of shares outstanding	17,316,288,908	16,348,415,883	16,150,090,739
Impact factor correction*	Not applicable	710,800,691	702,177,858
Adjusted number of shares	17,316,288,908	17,059,216,574	16,852,268,597
Basic earnings (Loss) per share (euros)	(0.538)	0.347	0.430
Of which, from discounted operations (euros)	—	—	—
Basic earnings (Loss) per share from continuing operations (euros)	(0.538)	0.347	0.430
*    Correction factor for the capital increase released on 3 December 2020 (see notes 1.d and 31.a).
ii. Diluted earnings / loss per share
Diluted earnings/loss per share are calculated by dividing the net profit attributable to the Group, adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity (see note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).
Accordingly, diluted earnings/loss per share were determined as follows:

	2020	2019	2018
Profit (Loss) attributable to the Parent (EUR million)	(8,771)	6,515	7,810
Remuneration of contingently convertible preference shares (CCP) (EUR million) (Note 23)	(552)	(595)	(560)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—	—
	(9,323)	5,920	7,250
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (EUR million)	—	—	—
Profit (Loss) from continuing operations (net of non-controlling interests and CCP) (EUR million)	(9,323)	5,920	7,250
Weighted average number of shares outstanding	17,316,288,908	16,348,415,883	16,150,090,739
Dilutive effect of options/rights on shares	Not applicable	35,891,644	42,873,078
Impact factor correction*	Not applicable	712,361,197	704,041,905
Adjusted number of shares	17,316,288,908	17,096,668,724	16,897,005,722
Diluted earnings (Loss) per share (euros)	(0.538)	0.346	0.429
Of which, from discounted operations (euros)	—	—	—
Diluted earnings (Loss) per share from continuing operations (euros)	(0.538)	0.346	0.429
*    Correction factor for the capital increase released on 3 December 2020 (see notes 1.d and 31.a).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
5. Remuneration and other benefits paid to the Bank’s directors and senior managers
The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors —both executive and non-executive directors— and senior managers for 2020 and 2019:
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

The remuneration established by the Annual General Meeting was EUR 6 million in 2020 (same amount as in 2019), with two components: (a) an annual emolument and (b) attendance fees.

As a gesture of responsibility in view of the situation created by the health emergency the board of directors agreed on 5 May 2020 to reduce their allotments by 20% for the balance of 2020, with effect from 1 April 2020, and propose that amounts saved thereby be used to finance the initiatives of the Bank to fight against the covid-19 pandemic.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance to the meetings thereof, and any other objective circumstances considered by the Board.

The total bylaw-stipulated emoluments earned by the Directors in 2020 amounted to EUR 4.1 million (4.9 million in 2019).

Annual emolument
The annual amounts received individually by the directors in 2020 and 2019 based on the positions held by them on the board and their membership of the board committees were as follows:

	2020		2019
Amount per director in euros	1 Apr to 31 Dec	1 Jan to 31 Mar
Members of the board of directors	49,500	22,500	90,000
Members of the executive committee	93,500	42,500	170,000
Members of the audit committee	22,000	10,000	40,000
Members of the appointments committee	13,750	6,250	25,000
Members of the remuneration committee	13,750	6,250	25,000
Members of the risk supervision, regulation and compliance committee	22,000	10,000	40,000
Members of the responsible banking, sustainability and culture committee	8,250	3,750	15,000
Chairman of the audit committee	38,500	17,500	70,000
Chairman of the appointments committee	27,500	12,500	50,000
Chairman of the remuneration committee	27,500	12,500	50,000
Chairman of the risk supervision, regulation and compliance committee	38,500	17,500	70,000
Chairman of the responsible banking, sustainability and culture committee	27,500	12,500	50,000
Lead director	60,500	27,500	110,000
Non-executive vice chairmen	16,500	7,500	30,000
*Mr. Bruce Carnegie-Brown, in view of the positions held on the board and its committees, in particular as chairman of the appointments and remuneration committees and as coordinating director, and the time and dedication required to properly perform such positions, has been assigned a minimum total annual remuneration of EUR 700,000 since 2015, including the annual allowance for the items corresponding to him of those indicated above and attendance fees. However, in line with the decision taken by the board of directors to reduce his fees by 20% with effect from April 1, 2020, which is shared by Mr. Bruce Carnegie-Brown, the same reduction shall be applied to this amount. Accordingly, the amount assigned for 2020 will be EUR 595,000.
Attendance fees
The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.
By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings —excluding, as mentioned above, executive committee meetings— for 2020 were set at the same amounts as in 2019.
However, on 5 May 2020, as a gesture of responsibility in
view of the situation created by the health emergency, the
board of directors agreed to reduce their attendance fees by
20% for the balance of 2020, with effect from 1 April 2020,
and propose that the amounts saved thereby be used to finance the initiatives of the Bank to fight against the covid-19 pandemic.

Annual report 2020	Contents
The fees for 2019 and 2020 are as follows:

	2020		2019
Attendance fees per director per meeting in euros	1 Apr to 31 Dec	1 Jan to 31 Mar
Board of directors	2,080	2,600	2,600
Audit committee and risk supervision, regulation and compliance committee	1,360	1,700	1,700
Other committees (excluding executive committee)	1,200	1,500	1,500
ii. Salaries
The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one, which consists in a unique incentive, which is a deferred variable remuneration plan linked to multi-year objectives, which establishes the following payment scheme:
•40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.
•The remaining 60% is deferred over five years, to be paid in five portions, provided that the conditions of permanence in the Group and non-concurrence of the malus clauses are met, and subject to long term metrics, taking into account the following accrual scheme:
–The accrual of the first and second portion (payment in 2022 and 2023) will be conditional on none of the malus clauses being triggered.
–The accrual of the third, fourth, and fifth portion (payment in 2024, 2025 and 2026), is linked to objectives related to the period 2020—2022 and the metrics and scales associated with these objectives. The fulfilment of the objectives determines the percentage to be paid of the deferred amount in these three annuities, which, accordingly, might not be paid, where the maximum amount is the amount determined at closing of 2020, when the total variable remuneration is approved.
•In accordance with current remuneration policies, the amounts already paid will be subject to a possible recovery (clawback) by the Bank during the period set out in the policy in force at each moment.
The immediate payment (or short-term), as well as each deferred payment (linked to long term metrics and not linked to long-term metrics) will be settled 50% in cash and the remaining 50% in Santander shares.
In the case of Sergio Rial, who was appointed director on April
2020, he has not received any remuneration for executive
duties in Banco Santander, S.A. during 2020, but he qualifies as an executive director pursuant to section 529 duodecies of the Spanish Companies Act (Ley de Sociedades de Capital),
because of his role as CEO and vice-president of Banco
Santander (Brasil) S.A., the principles herein are the same for his remuneration as CEO and vice-president of Banco Santander (Brasil) S.A.

The same policy and principles above apply to Sergio Rial's remuneration as CEO in Santander Brasil.
Voluntary Reduction of Executive Remuneration (Chairman and CEO)
On 23 March 2020, given the health crisis created by the covid-19 pandemic, Ana Botín and José Antonio Álvarez proposed to reduce their 2020 total compensation (salary and bonus) by 50% and use the amounts saved to finance the Santander covid-19 relief fund. This proposal was supported by the remuneration committee and approved by the board of directors.
To achieve the 50% reduction compared to 2019, the board of directors decided to apply an additional adjustment to Ana Botín’s and José Antonio Alvarez’s variable compensation, reducing the variable compensation by 74% in the case of Ana Botín and 79% in the case of José Antonio Álvarez.
Ana Botín’s total salary and bonus for 2019 was EUR 9,688 thousand, with EUR 3,176 thousand salary and EUR 6,512 thousand bonus (of which EUR 4,168 thousand was the sum of immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 2,344 thousand was deferred variable remuneration linked to long-term objectives at face value). Accordingly, the total of her salary and bonus for 2020 has been established at EUR 4,844 thousand, with EUR 3,176 thousand salary and EUR 1,668 thousand bonus (of which EUR 1,068 thousand is the sum immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 600 thousand is deferred variable remuneration linked to long-term objectives at face value).
José Antonio Álvarez’s total salary and bonus for 2019 was EUR 6,893 thousand, with EUR 2,541 thousand salary and EUR 4,352 thousand bonus (of which EUR 2,786 thousand was the sum of immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 1,566 thousand was deferred variable remuneration linked to long-term objectives at face value). Accordingly, the total of his salary and bonus for 2020 has been established at EUR 3,446.5 thousand, with EUR 2,541 thousand salary and EUR 906 thousand bonus (of which EUR 580 thousand is immediately payable and deferred -not linked to long-term objectives- variable remuneration, and EUR 326 thousand is deferred variable remuneration linked to long-term objectives at face value).
The chart below shows the comparison between the amounts received in 2019 and those received in 2020:

	2019			2020			% Var. 2020 vs 2019
	Salary	Bonus	Total	Salary	Bonus	Total
Chairman	3,176	6,512	9,688	3,176	1,668	4,844	(50)%
CEO	2,541	4,352	6,893	2,541	906	3,447	(50)%
Additionally, Ana Botin has made a personal decision to donate the full amount of the cash bonus paid this year for 2020 to Banco Santander's Euros de tu nómina program, through which employees can give up part of their pay to projects sponsored by a group of charities voted for by employees and the bank matches the employee's donation, and to Empieza por Educar, the Spanish affiliate of Teach for All.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
iii. Detail by director

The detail, by bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2020 and 2019 is provided below:

EUR thousand
	2020
	Bylaw-stipulated emoluments
	Annual emolument							Attendance fees and commissions
	BoardN	Executive committee	Audit committee	Appointments committee	Remuneration committee	Risk supervision, regulation and compliance oversight committee	Responsible banking, sustainability and culture committee
Ms Ana Botín-Sanz de Sautuola y O’Shea	77	145	—	—	—	—	13	55
Mr José Antonio Álvarez Álvarez	77	145	—	—	—	—	—	49
Mr Bruce Carnegie-Brown	326	145	—	21	21	—	—	82
Ms Homaira Akbari	77	—	34	—	—	—	13	79
Mr Francisco Javier Botín-Sanz de Sautuola y O’SheaA	77	—	—	—	—	—	—	45
Mr Álvaro Antonio Cardoso de SouzaB	136	—	—	—	—	34	13	60
Mr Ramón Martín Chávez MárquezC	8	—	—	1	5	8	—	15
Ms Sol Daurella Comadrán	77	—	—	21	21	—	13	82
Mr Henrique Manuel Drummond Borges Cirne de CastroD	77	—	34	—	21	—	—	85
Ms Gina Díez BarrosoE	2	—	—	—	—	—	—	2
Mr Luis Isasi Fernández de BobadillaF	44	84	—	—	12	20	—	43
Mr Ramiro Mato García-Ansorena	119	145	34	—	—	34	13	86
Mr Sergio RialG	42	—	—	—	—	—	—	21
Ms Belén Romana García	98	145	34	—	—	34	13	94
Mrs Pamela Ann WalkdenH	114	—	34	—	—	—	—	66
Mr Rodrigo Echenique GordilloI	75	—	—	21	—	—	—	60
Mr Ignacio Benjumea Cabeza de VacaJ	35	65	—	—	10	15	6	43
Mr Guillermo de la Dehesa RomeroK	23	44	—	6	6	—	—	28
Ms Esther Giménez-Salinas i ColomerL	64	—	—	18	—	28	11	71
Mr Carlos Fernández GonzálezM	—	—	—	—	—	—	—	—
Total 2020	1,548	918	170	88	96	173	95	1,066
Total 2019	1,794	1,247	168	117	125	200	120	1,094
A.    All amounts received were reimbursed to Fundación Botín.
B.    Director since 1 April 2018.
C.    Director since 27 October 2020.
D.    Director since 17 July 2019.
E.    Director since 22 December 2020.
F.     Director since 19 May 2020.
G.     Executive director since 30 May 2020.
H.    Director since 29 October 2019.
I.    Stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020.
J.    Stepped down as director on 5 May 2020.
K.    Stepped down as director on 3 April 2020.
L.    Stepped down as director on 27 October 2020.
M.    Stepped down as director on 28 October 2019.
N    Includes emoluments for chairing committees and other roles.

Annual report 2020	Contents

2020									2019

Short-term and deferred (not subject to long-term goals) salaries of executive directors

Fixed	Variable - immediate payment		Deferred variable
	In cash	In shares	In cash	In shares	Total	Pension contribution	Other remuneration[7]	Total	Total
3,176	333	334	200	200	4,243	1,155	1,131	6,819	9,954
2,541	181	181	108	109	3,120	864	1,764	6,019	8,270
—	—	—	—	—	—	—	—	595	700
—	—	—	—	—	—	—	—	203	226
—	—	—	—	—	—	—	—	122	137
—	—	—	—	—	—	—	—	243	276
—	—	—	—	—	—	—	—	37	—
—	—	—	—	—	—	—	—	214	240
—	—	—	—	—	—	—	—	217	86
—	—	—	—	—	—	—	—	4	—
—	—	—	—	—	—	—	740	943	—
—	—	—	—	—	—	—	—	431	500
—	—	—	—	—	—	—	—	63	—
—	—	—	—	—	—	—	—	418	525
—	—	—	—	—	—	—	—	214	34
—	—	—	—	—	—	—	1,800	1,956	4,874
—	—	—	—	—	—	—	102	276	524
—	—	—	—	—	—	—	—	107	399
—	—	—	—	—	—	—	—	192	228
—	—	—	—	—	—	—	—	—	214
5,717	514	515	308	309	7,363	2,019	5,537	19,073	—
6,317	2,572	2,572	1,543	1,543	14,547	2,003	5,772	—	27,187

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following is the detail, by executive director, of the salaries linked to multi-year objectives at their fair value, which will only be received if the conditions of permanence in the group, non-applicability of malus clauses and achievement of the established objectives are met (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of amount agreed-upon at the end of the year) in the terms described in note 46.

EUR thousand
	2020			2019
	Variable subject to Long-term objectives[1]
	In cash	In shares	Total	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	210	210	420	1,642
Mr José Antonio Álvarez Álvarez	114	114	228	1,096
Mr Rodrigo Echenique Gordillo	—	—	—	504
Total	324	324	648	3,242
1. Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2024, 2025 and 2026, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of malus clauses and achievement of the objectives established.
The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Based on the design of the plan for 2020 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. Accordingly, it has been considered that the fair value is 70% of the maximum (see note 46).
Note 5.e below includes disclosures on the shares delivered from the deferred remuneration schemes in place in previous years and for which delivery conditions were met, as well as on the maximum number of shares that may be received in future years in connection with the aforementioned 2020 and 2019 variable remuneration plans.
In the case of Sergio Rial, as mentioned above, he has not received any remuneration for executive duties in Banco Santander, S.A. during 2020. The remuneration he has received in his role as CEO and vice-president of Banco Santander (Brasil) (Santander Brasil) is:

2020	BRL thousand	EUR thousand
Base salary	12,645	2,175
Other fixed benefits	39	7
Pensions	5,041	867
Variable remuneration	30,240	5,201
Total	47,965	8,250
b) Remuneration of the Board members as representatives of the Bank
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after 18 March, 2002, accrues to the Group. In 2020 and 2019 the Bank’s directors did not receive any remuneration in respect of these representative duties.
On the other hand, Mr. Álvaro Cardoso de Souza, in his role as non-executive Chairman of Banco Santander (Brasil) S.A., received a remuneration in 2020 of 1,947 thousand Brazilian reales (EUR 335 thousand), Ms. Homaira Akbari was paid USD 190 thousand (EUR 156 thousand) as member of the board of Santander Consumer USA (SCUSA) and EUR 17,200 as member of the Board of PagoNxt), and Mr. Henrique Manuel Drummond Borges Cirne de Castro and Mr. Ramón Martín Chávez Márquez, were also each paid paid EUR 17,200 as members of the board of PagoNxt.
Likewise, Luis Isasi was paid EUR 740 thousand as chairman of the board of Santander Spain (amount included in the chart below as "other remuneration" as it is paid by Banco Santander, S.A.)
c) Post-employment and other long-term benefits
In 2012, the contracts of Ms. Ana Botín and Mr. José Antonio Alvarez (and other members of the Bank's senior management) with defined benefit pension commitments were modified to transform these commitments into a defined contribution system, which covers the contingencies of retirement, disability and death. From that moment on, the Bank makes annual contributions to their pension system for their benefit.
This system gives them the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement and up until the retirement date, Ms Ana Botín and Mr José Antonio Alvarez, have the right to receive an annual allotment.
The initial balance for each of them in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system.
Since 2013, the Bank has made annual contributions to the benefits system for executive directors and senior executives, in proportion to their respective pensionable bases, until they leave Grupo Santander or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement).

Annual report 2020	Contents
The benefit plan system is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability.
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
As per the director´s remuneration policy approved at the 23 March 2018 general shareholder´s meeting, the system was changed with a focus on:
•Aligning the annual contributions with practices of comparable institutions.
•Reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.
•Not increasing total costs for the Bank.
The changes to the system were the following:
•Fixed and variable pension contributions were reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration were increased in the corresponding amount with no increase in total costs for the Bank. The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts (or, in the event of Mr José Antonio Álvarez’s pre-retirement, his fixed remuneration as a senior executive vice president).
•The death and disability supplementary benefits were eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date.
•The total amount insured for life and accident insurance was increased.
The provisions recognised in 2020 and 2019 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

EUR thousand
	2020	2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,155	1,145
Mr José Antonio Álvarez Álvarez	864	858
Total	2,019	2,003
Following is a detail of the balances relating to each of the executive directors under the welfare system as of 31 December 2020 and 2019:

EUR thousand
	2020	2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	49,444	48,104
Mr José Antonio Álvarez Álvarez	18,082	17,404
Mr Rodrigo Echenique Gordillo[1]	—	13,268
Total	67,526	78,776
1.    Mr Rodrigo Echenique has not participated in the defined contribution pension scheme described in the preceding paragraphs. However, for reference purposes, this year’s table details his rights before he was named an executive director. Mr. Rodrigo Echenique's accrued obligation as of December 2020 is zero, since he received the benefit in the form of capital in 2020. Therefore, there is no pending commitment in this regard in respect of Rodrigo Echenique.
d) Insurance
The Group pays for life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the 'Other remuneration' column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

Insured capital
EUR thousand
	2020	2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	21,984	22,475
Mr José Antonio Álvarez Álvarez	18,703	19,373
Mr Rodrigo Echenique Gordillo	—	5,400
Total	40,687	47,248

The insured capital has been modified in 2018 for Ms Ana Botín and Mr José Antonio Alvarez as part of the pension systems transformation set out in note 5.c) above, which has encompassed the elimination of the supplementary benefits systems (death of spouse and death of parent) and the increase of the life insurance annuities.
During 2020 and 2019, the Group has disbursed a total amount of 19.5 million euros and 11.6 million euros, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself, as well as its subsidiaries, in light of certain types of potential claims. For

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
this reason, it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.
As of 31 December 2020 and 2019, no life insurance commitments exist for the Group in respect of any other directors.
e) Deferred variable remuneration systems
The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2020 and 2019 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2020 and prior years, as well as on the deliveries, in shares or in cash, made to them in 2020 and 2019 once the conditions for the receipt thereof had been met (see note 46):
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
In the case of Sergio Rial, who does not receive any remuneration for executive duties in Banco Santander, S.A., the same policy principles, deferrals, multi year targets linked to the payment of deferred amounts and malus and clawback principles described herein apply to his variable remuneration in the subsidiary where he is the CEO.
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
The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2020 has been approved by the Board of Directors and implemented through the fifth cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan was authorised by the annual general meeting of shareholders, as it entails the delivery of shares to the beneficiaries.
As indicated in section a.ii of this note, 60% of the variable remuneration amount is deferred over five years (three years for certain beneficiaries, not including executive directors), to be paid, where appropriate, in five portions, provided that the conditions of permanence in the group and non-concurrence of malus clauses are met, and subject to long term metrics, according to the following accrual scheme:
•The accrual of the first and second parts (instalments in 2022 and 2023) is conditional on none of the malus clauses being triggered.
•The accrual of the third, fourth and fifth parts (instalments in 2024, 2025 and 2026) is linked to the fulfilment of certain objectives related to the 2020‑2022 period and the metrics and scales associated with those objectives, as well as to non-concurrence of malus clauses. These objectives are:
–The growth of consolidated earnings per share in 2022 compared to 2019;
–the relative performance of the Bank’s total shareholder return (RTA) in the 2020-2022 period in relation to the weighted RTAs of a reference group of 9 credit institutions;

Annual report 2020	Contents
–compliance with the fully loaded ordinary level 1 capital objective for the year 2022.
The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2020 when the total variable remuneration is approved.
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
(i)Significant failures in risk management committed by the entity, or by a business unit or risk control.
(ii)The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
(iii)Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
(iv)Irregular conduct, whether individual or collective. In this regard, the negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.
The maximum number of shares to be delivered is calculated by taking into account the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to the previous Friday (excluded) to the date on which the bonus is agreed by the board of executive directors of the Bank.
In the case of Mr. Sergio Rial, although as stated above he does not receive any remuneration for executive duties in Banco Santander, S.A., he is included as CEO of Santander Brasil in the deferred variable compensation plan linked to multiannual objectives and thus subject to the same conditions and principles of deferral, multiannual objectives, deferrals and malus and clawback herein in respect of the remuneration he receives in his role as CEO of this subsidiary.
iii) Shares assigned by deferred variable remuneration plans
The following table shows the number of Santander shares assigned to each executive director and pending delivery as of 1 January 2019, 31 December 2019 and 31 December 2020, as well as the gross shares that were delivered to them in 2019 and 2020, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth of each plan had accrued. They come from each of the plans through which the variable remunerations of deferred conditional variable remuneration plans in 2015 and of the deferred conditional and linked to multiannual objectives in 2016, 2017, 2018, 2019 and 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Share-based variable remuneration
	Maximum number of shares to be delivered at January 1,2019	Shares delivered in 2019 (immediate payment 2018 variable remuneration)	Shares delivered in 2019 (deferred payment 2017 variable remuneration)	Shares delivered in 2019 (deferred payment 2016 variable remuneration)	Shares delivered in 2019 (deferred payment 2015 variable remuneration)	Variable remuneration 2019 (Maximum number of shares to be delivered)
2015 variable remuneration[4]
Ms Ana Botín-Sanz de Sautuola y O’Shea	193,213	—	—	—	(64,404)	—
Mr José Antonio Álvarez Álvarez	128,431	—	—	—	(42,811)	—
Mr Rodrigo Echenique Gordillo[3]	95,134	—	—	—	(31,712)	—
	416,778				(138,927)
2016 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	288,410	—	—	(72,102)	—	—
Mr José Antonio Álvarez Álvarez	194,665	—	—	(48,667)	—	—
Mr Rodrigo Echenique Gordillo[3]	144,180	—	—	(36,046)	—	—
	627,255			(156,815)
2017 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	344,625	—	(68,925)	—	—	—
Mr José Antonio Álvarez Álvarez	230,471	—	(46,094)	—	—	—
Mr Rodrigo Echenique Gordillo[3]	179,608	—	(35,922)	—	—	—
	754,704		(150,941)
2018 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	860,865	(344,346)	—	—	—	—
Mr José Antonio Álvarez Álvarez	575,268	(230,107)	—	—	—	—
Mr Rodrigo Echenique Gordillo[3]	456,840	(182,736)	—	—	—	—
	1,892,973	(757,189)
2019 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	—	—	—	—	—	887,193
Mr José Antonio Álvarez Álvarez	—	—	—	—	—	592,915
Mr Rodrigo Echenique Gordillo[3]	—	—	—	—	—	272,480
						1,752,588
2020 variable remuneration[1]
Ms Ana Botín-Sanz de Sautuola y O’Shea	—	—	—	—	—	—
Mr José Antonio Álvarez Álvarez	—	—	—	—	—	—
Mr Sergio Rial[2]	—	—	—	—	—	—

1.For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfilment of multiannual objectives.
2.Mr. Sergio Rial's share-based variable remuneration awarded in shares of Banco Santander (Brasil). He has the right to a maximum of 51,483 Santander shares and 269,148 options over Santander shares for his participation in the 2019 Digital Transformation Award.
3.Mr. Rodrigo Echenique stepped down as executive director on 30 April 2019. Non-executive director from 1 May 2019 to 22 December 2020.
4.In addition, Mr. Ignacio Benjumea Cabeza de Vaca received 35,372 shares during 2020 and maintains the right to a maximum of 35,369 shares arising from his participation in the corresponding plans during his term as executive vice president.

Annual report 2020	Contents

Maximum number of shares to be delivered at December 31, 2019	Instruments matured but not consolidated at January 1, 2020	Shares delivered in 2020 (immediate payment 2019 variable remuneration)	Shares delivered in 2020 (deferred payment 2018 variable remuneration)	Shares delivered in 2020 (deferred payment 2017 variable remuneration)	Shares delivered in 2020 (deferred payment 2016 variable remuneration)	Shares delivered in 2020 (deferred payment 2015 variable remuneration)	Variable remuneration 2020 (Maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2020

128,809	—	—	—	—	—	(64,404)	—	64,405
85,620	—	—	—	—	—	(42,811)	—	42,809
63,422	—	—	—	—	—	(31,712)	—	31,710
277,851						(138,927)		138,924

216,308	(51,265)	—	—	—	(55,014)	—	—	110,029
145,998	(34,602)	—	—	—	(37,133)	—	—	74,263
108,134	(25,628)	—	—	—	(27,503)	—	—	55,003
470,440	(111,495)				(119,650)			239,295

275,700	—	—	—	(68,925)	—	—	—	206,775
184,377	—	—	—	(46,094)	—	—	—	138,283
143,686	—	—	—	(35,922)	—	—	—	107,764
603,763				(150,941)				452,822

516,519	—	—	(103,304)	—	—	—	—	413,215
345,161	—	—	(69,032)	—	—	—	—	276,129
274,104	—	—	(54,821)	—	—	—	—	219,283
1,135,784			(227,157)					908,627

887,193	—	(354,877)	—	—	—	—	—	532,316
592,915	—	(237,166)	—	—	—	—	—	355,749
272,480	—	(108,992)	—	—	—	—	—	163,488
1,752,588		(701,035)						1,051,553

—	—	—	—	—	—	—	310,615	310,615
—	—	—	—	—	—	—	168,715	168,715
—	—	—	—	—	—	—	355,263	355,263
							834,593	834,593

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
In addition, the table below shows the cash delivered in 2020 and 2019, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee, that one-fifth relating to each plan had accrued:

EUR thousand
	2020		2019
	Cash paid (immediate payment 2019 variable remuneration)	Cash paid (deferred payments from 2018, 2017, 2016 and 2015 variable remuneration)	Cash paid (immediate payment 2018 variable remuneration)	Cash paid (deferred payments from 2017, 2016 and 2015 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,302	1,383	1,480	1,025
Mr. José Antonio Álvarez Álvarez	870	925	989	686
Mr. Rodrigo Echenique Gordillo	400	712	785	519
	2,572	3,020	3,254	2,230
iv) Information on former members of the Board of Directors
The chart below includes information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to 1 January 2019 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether in shares or in cash, made in 2020 and 2019 to former board members, upon achievement of the conditions for the receipt thereof (see note 46):

Maximum number of shares to be delivered
	2020	2019
Deferred conditional variable remuneration plan (2015)	60,847	121,694
Deferred conditional variable remuneration plan and linked to objectives (2016)	65,502	98,253
Deferred conditional variable remuneration plan and linked to objectives (2017)	47,956	140,531

Number of shares delivered
	2020	2019
Deferred conditional variable remuneration plan (2015)	60,847	60,847
Performance shares plan ILP (2015)	0	129,612
Deferred conditional variable remuneration plan and linked to objectives (2016)	32,751	42,924
Deferred conditional variable remuneration plan and linked to objectives (2017)	35,132	35,132
In addition, EUR 612 thousand and EUR 663 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2020 and 2019.

Annual report 2020	Contents
f) Loans
Grupo Santander’s direct risk exposure to the bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognized:

EUR thousand
	2020			2019
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Mrs. Ana Patricia Botín	14	—	14	18	—	18
Mr. José Antonio Álvarez Álvarez	5	—	5	27	—	27
Mr. Bruce Carnegie-Brown	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo**	—	—	—	33	—	33
Mr. Javier Botín-Sáenz de Sautuola	2	—	2	21	—	21
Mrs. Sol Daurella Comadrán	22	—	22	55	—	55
Mrs. Esther Gimenéz-Salinas i Colomer****	—	—	—	1	—	1
Mr. Ignacio Benjumea Cabeza de Vaca*	—	—	—	1	—	1
Mrs. Belén Romana García	—	—	—	21	—	21
Mr. Guillermo de la Dehesa Romero***	—	—	—	56	—	56
Mr. Ramiro Mato García-Ansorena	—	—	—	—	—	—
Mrs. Homaira Akbari	—	—	—	—	—	—
Mr. Álvaro Antonio Cardoso de Souza	—	—	—	—	—	—
Mr. Henrique Manuel Drummond Borges Cirne de Castro	—	—	—	—	—	—
Mrs. Pamela Ann Walkden	—	—	—	—	—	—
Mr. Luis Isasi Fernández de Bobadilla	—	—	—	—	—	—
Mr. Sergio Agapito Lires Rial	—	—	—	—	—	—
Mr. R. Martín Chávez	—	—	—	—	—	—
Mrs. Gina Lorenza Díez Barroso Arcárraga	6	—	6	—	—	—
	49	—	49	233	—	233
*    Mr. Ignacio Benjumea Cabeza de Vaca resigns as a member of the Board in June 2020.
**    Mr. Rodrigo Echenique Gordillo resigns as a member of the Board in December 2020.
***    Mr. Guillermo de la Dehesa resigns as a member of the Board in June 2020.
****    Ms. Esther Gimenez-Salinas i Colomer resigns as a member of the Board in December 2020.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
g) Senior managers
The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December 2020 and those at 31 December 2019, excluding the remuneration of the executive directors, which is detailed above:

EUR thousand
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment		Deferred variable remuneration
Year	Number of persons	Fixed	In cash	In shares[2]	In cash	In shares	Pensions	Other remuneration[1]	Total [3]
2020	18	21,642	5,739	5,740	2,470	2,471	6,039	6,312	50,413
2019	18	22,904	7,668	7,669	3,336	3,337	6,282	15,337	66,532
1.    Includes other remuneration items such as life and medical insurance premiums and localization aids.
2.    The amount of immediate payment in shares for 2020 is 2,135,700 shares (2,090,536 Santander shares in 2019).
3.    The deferred amount in shares not linked to long-term objectives for 2020 is 919,308 shares (909,534 Santander shares in 2019).
At the annual general meeting on 3 April 2020, shareholders approved the 2020 Digital Transformation Incentive, a variable remuneration scheme that delivers Santander shares and share options if the group hits major milestones on its digital roadmap.
Three senior executives are included within this plan (aimed at a group of up to 250 employees whose functions are deemed essential to Santander Group’s growth and digital transformation) and, thus, can receive a total of EUR 1,700 thousand to be paid in thirds on the third, fourth and fifth anniversary of the authorisation date (2024, 2025 and 2026). This amount is implemented in 316,574 Santander shares and 944,445 options over Santander shares, using for these purposes the fair value of the options at the moment of their grant (EUR 0.90).
Of the EUR 30,000 thousand approved by the 2020 general meeting as maximum amount for the 2020 Digital Transformation Award, a total overall cost of EUR 17,800 thousand has been approved, based on the final number of participants and the level of achievement of milestones.
The milestones for the 2020 Digital Transformation Award were: (i) rolling out the global merchant services (GMS) platform in 3 new geographies, enhancing the platform functionality and achieving volume targets for transactions and participating merchants; (ii) doing the commercial rollout of the global trade services (GTS) platform in 8 new geographies, enhancing platform functionality, and achieving volume targets for on-boarded clients and monthly active users; (iii) launching OpenBank in a new market and migrating the retail banking infrastructure to “new-mode” bank; (iv) launch the global platform SuperDigital in at least 4 countries, driving target active user growth; (v) deploying machine learning across pre-defined markets for 4 priority use cases, rolling out Conversion Rate Optimization (Digital marketing) for at least 40 sales programs, delivering profit targets, and driving reduction of agent handled calls in contact centers; (vi) successfully implementating initiatives related to on-board and identity services, common API

(application programming interface) layer, payment hubs, mobile app for SMEs and virtual assistant services; and (vii) launching the PagoFX global platform in at least 4 countries.
The 2019 Digital Transformation Incentive, which terms are substantially the same as those of the 2020 one, included three senior executives, who may receive up to a total of EUR 2,100 thousand.
See note 46 to the 2020 Group's consolidated financial statements for further information on the Digital Transformation Incentive.
In 2020, the ratio of variable to fixed pay components was 80% of the total for senior managers, well within the maximum limit of 200% set by shareholders.
Also, the detail of the breakdown of the remuneration linked to long-term objectives of the members of senior management at 31 December 2020 and 31 December 2019 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods, upon achievement of the conditions stipulated for each payment (see note 46):

EUR thousand
		Variable remuneration subject to long-term objectives[1]
Year	Number of people	Cash payment	Share payment	Total
2020	18	2,594	2,594	5,188
2019	18	3,503	3,504	7,007
1.    Relates to the fair value of the maximum annual amounts for years 2024, 2025 and 2026 of the fifth cycle of the deferred conditional variable remuneration plan (2022, 2024 and 2025 for the fourth cycle of the deferred variable compensation plan linked to annual objectives for the year 2019).

Annual report 2020	Contents
Senior executive vice presidents who retired in 2020 and, therefore, were not members of senior management at year-end, received in 2020 salaries and other remuneration relating to their termination amounting to EUR 5984000 (EUR 6,789 thousand in 2019). Likewise, these same individuals have generated as senior managers the right to obtain variable remuneration linked to long-term objectives for a total amount of EUR 133 thousand (this right has been generated in 2019 for a total amount of EUR 615 thousand). The average total remuneration awarded to women who were part of the senior management during 2020, excluding executive directors, is 37% lower than the average remuneration of men senior managers.
The maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive as of 31 December 2020 and 31 December 2019 relating to the deferred portion under the various plans then in force is the following (see note 46):

Maximum number of shares to be delivered
	2020	2019
Deferred conditional variable remuneration plan (2015)	179,617	391,074
Deferred conditional variable remuneration plan (2017)	2,786	—
Deferred conditional variable remuneration plan (2018)	6,949	—
Deferred conditional variable remuneration plan and linked to objectives (2016)	417,818	660,205
Deferred conditional variable remuneration plan and linked to objectives (2017)	791,360	1,115,570
Deferred conditional variable remuneration plan and linked to objectives (2018)	1,512,992	1,986,754
Deferred conditional variable remuneration plan and linked to objectives (2019)	2,154,312	2,273,859
Since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, the following number of Santander shares was delivered in 2020 and 2019 to the senior management, in addition to the payment of the related cash amounts:

Number of shares delivered
	2020	2019
Deferred conditional variable remuneration plan (2015)	179,614	257,187
Performance shares plan ILP (2015)	—	515,456
Deferred conditional variable remuneration plan (2017)	2,786	—
Deferred conditional variable remuneration plan (2018)	3,474	—
Deferred conditional variable remuneration plan and linked to objectives (2016)	170,185	215,868
Deferred conditional variable remuneration plan and linked to objectives (2017)	219,363	245,575
Deferred conditional variable remuneration plan and linked to objectives (2018)	342,884	—
As indicated in note 5.c above, senior management participate in the benefit system created in 2012, which covers the contingencies of retirement, disability and death. Banco Santander makes annual contributions to the benefit plans of its senior managers. In 2012, the contracts of the senior managers with benefit pension commitments were amended to transform them into a contribution system. The system, which is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., gives senior managers the right to receive benefits upon retirement, regardless of whether or not they are active at Banco Santander at such time, based on contributions to the system. This new system replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.
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
Likewise, the annual contributions calculated on variable remunerations must be invested in Bank shares for a period of five years from the date that the senior manager leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the senior manager, or it will be paid to the senior manager or to their beneficiaries in the event of a contingency covered by the benefits system.
The contracts of some senior executives were modified at the beginning of 2018 with the same objective and changes indicated in section c of this note for Ms Ana Botín and Mr José Antonio Álvarez. The modifications, which are aimed at aligning the annual contributions with the practices of comparable institutions and reducing the risk of future obligations by eliminating the supplementary scheme for death (widowhood and orphanhood) and permanent disability in service without increasing the costs to the bank, are as follows
•Contributions to the pensionable bases were reduced. Gross annual salaries were increased in the corresponding amount.
•The death and disability supplementary benefits were eliminated since January 1, 2018. A fixed remuneration supplement reflected in other remuneration in the table above was implemented on the same date.
•The amounts insured for life and accident insurance were increased.
All of the above was done without an increase in total cost for the Bank.
The balance as of 31 December 2020 in the pension system for those who were part of senior management during the year amounted to EUR: 59.4 million (EUR 69.8 million at 31 December 2019).
The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 6.4 million in 2020 (EUR 6.3 million in 31 December 2019).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
In 2020 and 2019 there have been no payments in the form of a single payment of the annual voluntary pre-retirement allowance.
Additionally, the capital insured by life and accident insurance at 31 December 2020 of this group amounts to EUR 135.1 million (EUR 134.1 million at 31 December 2019).
h) Post-employment benefits to former Directors and former senior executive vice presidents
The post-employment benefits and settlements paid in 2020 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 11.2 million and EUR 6.3 million in 2019, respectively. Also, the post-employment benefits and settlements paid in 2020 to former executive vice presidents amounted to EUR 10.26 million and EUR 6.5 million in 2019, respectively.
Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s board of directors, amounted to EUR 0.17 million in 2020 (EUR 0.2 million in 2019). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous senior managers amounted to EUR 5.8 million in 2020 (EUR 5.5 million in 2019).
During the 2020 financial year, a release of 5 million euros was recorded in the consolidated income statement for pension commitments and similar obligations held by the Group with previous former members of the bank's board of directors (in 2019, no provisions/releases were recorded), and no provisions/releases has been recorded in respect of former senior managers in 2020 and 2019.
In addition, 'Provisions - Pension Fund and similar obligations' in the consolidated balance sheet as at 31 December 2020 included EUR 52 million in respect of the post-employment benefit obligations to former Directors of the Bank (EUR 65.7 million at 31 December 2019) and EUR 159 million corresponding to former senior managers (EUR 172 million at 31 December 2019).
i) Pre-retirement and retirement
The board of directors has approved, subject to the condition that the remuneration policy be approved at the annual general shareholders' meeting, an amendment to the contracts of the executive directors whereby:
•Ms Ana Botín ceases to have the right to pre-retire if she leaves the Bank out of her own volition, keeping this right in case of termination by the Bank until 1 September 2022. After this date, she does not have the right to pre-retire. While she keeps this right she will be entitled to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of her last variable remuneration, to a maximum of three. This allotment is subject to the malus and clawback provisions in place for a period of five years.
•Mr. José Antonio Álvarez ceases to have the right to pre-retire in case of termination of his contract.
j) Contract termination
The executive directors and senior managers have indefinite-term employment contracts. Executive directors or senior managers whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If Banco Santander terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to any compensation that may for non-competition obligations, as detailed in the directors' remuneration policy.
If Banco Santander were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O'Shea would have to remain at Banco Santander’s disposal for a period of 4 months in order to ensure an adequate transition, and would receive her fixed salary during that period.
k) Information on investments held by the directors in other companies and conflicts of interest
None of the members of the board of directors have declared that they or persons related to them may have a direct or indirect conflict of interest with the interests of Banco Santander, S.A., as set forth in Article 229 of the Corporate Enterprises Act.

Annual report 2020	Contents
6. Loans and advances to central banks and credit institutions
The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
CENTRAL BANKS
Classification
Financial assets held for trading	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	9,481	6,473	9,226
Financial assets designated at fair value through other comprehensive income	—	—	—
Financial assets at amortised cost	12,499	18,474	15,601
	21,980	24,947	24,827
Type
Time deposits	11,757	17,533	15,601
Reverse repurchase agreements	10,223	7,414	9,226
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	21,980	24,947	24,827
CREDIT INSTITUTIONS
Classification
Financial assets held for trading	3	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	2
Financial assets designated at fair value through profit or loss	12,136	21,649	23,097
Financial assets designated at fair value through other comprehensive income	—	—	—
Financial assets at amortised cost	37,838	40,943	35,480
	49,977	62,592	58,579
Type
Time deposits	7,338	9,699	10,759
Reverse repurchase agreements	20,862	31,180	33,547
Non- loans advances	21,784	21,726	14,283
Impaired assets	1	1	2
Valuation adjustments for impairment	(8)	(14)	(12)
	49,977	62,592	58,579
CURRENCY
Euro	22,260	32,248	24,801
Pound sterling	4,127	3,659	4,073
US dollar	13,209	14,442	19,238
Brazilian real	26,437	30,919	28,310
Other currencies	5,924	6,271	6,984
TOTAL	71,957	87,539	83,406

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The loans and advances classified under 'Financial assets designated at fair value through profit or loss' consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.
The loans and advances to credit institutions classified under 'Financial assets at amortised' cost are mainly time accounts and deposits.
Note 50 contains a detail of the residual maturity periods of 'Financial assets at amortised cost' and of the related average interest rates.
At 31 December 2020 the exposure by impairment stage of the assets accounted for amounts to EUR 50,344, EUR 0 and EUR 1 million (EUR 59,430, EUR 0 and EUR 1 million in 2019 and EUR 51,090, EUR 1 and EUR 2 million in 2018), and the loan loss provision by impairment stage amounts to EUR 8, EUR 0 and EUR 0 million (EUR 14, EUR 0 and EUR 0 million in 2019 and EUR 12, EUR 0 and EUR 0 million in 2018) in stage 1, stage 2 and stage 3, respectively.
7. Debt instruments
a) Detail
The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Classification
Financial assets held for trading	37,894	32,041	27,800
Non-trading financial assets mandatorily at fair value through profit or loss	700	1,175	5,587
Financial assets designated at fair value through profit or loss	2,979	3,186	3,222
Financial assets designated at fair value through other comprehensive income	108,903	118,405	116,819
Financial assets at amortised cost	26,078	29,789	37,696
	176,554	184,596	191,124
Type
Spanish government debt securities	30,397	42,054	50,488
Foreign government debt securities	110,570	107,434	99,959
Issued by financial institutions	10,133	9,670	10,574
Other fixed-income securities	25,337	25,265	29,868
Impaired financial assets	401	647	870
Impairment losses	(284)	(474)	(635)
	176,554	184,596	191,124
Currency
Euro	58,850	70,357	76,513
Pound sterling	7,372	15,713	19,153
US dollar	29,009	29,846	22,864
Brazilian real	35,139	38,316	40,871
Other currencies	46,468	30,838	32,358
Total gross	176,838	185,070	191,759
Impairment losses	(284)	(474)	(635)
	176,554	184,596	191,124
In the last quarter of 2019, debt securities were transferred from the 'Financial asset at amortised cost' to the 'Financial asset at fair value through other comprehensive income'. The fair value of these assets at the date of the transfer being EUR 6,359 million.
As established in IFRS 9, the aforementioned transfer was made prospectively, recognising the difference between the previous amortised cost of the transferred financial assets and their fair value in 'Other comprehensive income'. In application of this standard, the effective interest rate and the measurement of expected credit losses were not adjusted as a result of the reclassification.
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

Annual report 2020	Contents
At 31 December 2020, 2019 and 2018 the exposure by impairment stage of the book assets under IFRS 9 amounted to EUR 134,792 million, EUR 147,575 million and EUR 154,164 million in stage 1; EUR 72 million, EUR 446 million and EUR 117 million in stage 2, and EUR 401 million, EUR 647 million and EUR 870 million in stage 3, respectively.
b) Breakdown
The breakdown, by origin of the issuer, of debt instruments at 31 December 2020, 2019 and 2018, net of impairment losses, is as follows:

EUR million
	2020				2019				2018
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	1,588	30,397	31,985	18.12%	3,634	42,054	45,688	24.75%	4,748	50,488	55,236	28.90%
United Kingdom	3,099	2,795	5,894	3.34%	3,806	11,479	15,285	8.28%	5,615	9,512	15,127	7.91%
Portugal	3,095	6,462	9,557	5.41%	2,979	7,563	10,542	5.71%	3,663	6,943	10,606	5.55%
Italy	1,047	4,688	5,735	3.25%	1,384	3,620	5,004	2.71%	857	3,134	3,991	2.09%
Ireland	2,924	2	2,926	1.66%	2,387	2	2,389	1.29%	4,543	2	4,545	2.38%
Poland	3,126	11,400	14,526	8.23%	460	9,361	9,821	5.32%	683	10,489	11,172	5.85%
Other European countries	8,211	2,891	11,102	6.29%	7,186	1,784	8,970	4.86%	6,101	1,518	7,619	3.99%
United States	6,386	14,645	21,031	11.91%	5,915	15,609	21,524	11.66%	6,833	10,362	17,195	9.00%
Brazil	5,179	33,316	38,495	21.80%	5,808	35,036	40,844	22.13%	5,285	36,583	41,868	21.91%
Mexico	435	19,053	19,488	11.04%	708	13,234	13,942	7.55%	520	11,325	11,845	6.20%
Chile	41	8,082	8,123	4.60%	50	4,819	4,869	2.64%	79	2,729	2,808	1.47%
Other American countries	274	3,098	3,372	1.91%	605	1,095	1,700	0.92%	1,111	1,375	2,486	1.30%
Rest of the world	182	4,138	4,320	2.44%	186	3,832	4,018	2.18%	639	5,987	6,626	3.47%
	35,587	140,967	176,554	100%	35,108	149,488	184,596	100%	40,677	150,447	191,124	100%
The detail, by issuer rating, of Debt instruments at 31 December 2020, 2019 and 2018 is as follows:

EUR million
	2020				2019				2018
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	14,088	2,099	16,187	9.17%	14,737	1,085	15,822	8.57%	18,901	834	19,735	10.33%
AA	1,714	18,784	20,498	11.61%	5,133	28,325	33,458	18.13%	2,715	20,966	23,681	12.39%
A	6,228	53,655	59,883	33.92%	3,238	59,744	62,982	34.12%	3,464	69,392	72,856	38.12%
BBB	6,515	31,204	37,719	21.36%	4,889	24,766	29,655	16.06%	5,093	21,837	26,930	14.09%
Below BBB	3,431	35,164	38,595	21.86%	1,244	35,466	36,710	19.89%	668	37,412	38,080	19.92%
Unrated	3,611	61	3,672	2.08%	5,867	102	5,969	3.23%	9,836	6	9,842	5.15%
	35,587	140,967	176,554	100%	35,108	149,488	184,596	100%	40,677	150,447	191,124	100%

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
During 2020 and 2019, the distribution of the exposure by rating level of the previous table has not been affected by ratings reviews of the sovereign issuers. In 2018, Spain and Poland went from BBB to A.
The detail, by type of financial instrument, of private fixed-income securities at 31 December 2020, 2019 and 2018, net of impairment losses, is as follows:

EUR million
	2020	2019	2018
Securitised mortgage bonds	5,926	5,494	7,803
Other asset-backed bonds	5,479	6,388	9,805
Floating rate debt	7,829	10,348	13,721
Fixed rate debt	16,353	12,878	9,348
Total	35,587	35,108	40,677
c) Impairment losses
The changes in the impairment losses on debt instruments are summarised below:

EUR million
	2020	2019	2018
Balance at beginning of year	474	635	704
Net impairment losses for the year*	79	(170)	43
Of which:
Impairment losses charged to income	91	77	138
Impairment losses reversed with a credit to income	(12)	(247)	(95)
Exchange differences and other items	(269)	9	(112)
Balance at end of year	284	474	635
Of which:
By geographical location of risk:
European Union	21	14	22
Latin America	263	460	613
*Of the EUR 79 million corresponding to net provisions for the year ended 31 December 2020 (EUR -170 million and EUR 43 million at 31 December 2019 and 2018, respectively), EUR 77 million relates to financial assets at amortized cost (EUR -176 million and EUR 43 million at 31 December 2019 and 2018, respectively) and EUR 2 million relates to financial assets designated at fair value through other comprehensive income (EUR 6 million and EUR 0 million at 31 December 2019 and 2018, respectively).
At 31 December 2020, 2019 and 2018 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 25 million, EUR 22 million and EUR 30 million in stage 1, EUR 2 million, EUR 6 million and EUR 9 million in stage 2, and EUR 257 million, EUR 446 million and EUR 596 million in stage 3, respectively.

8. Equity instruments
a) Breakdown
The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Classification
Financial assets held for trading	9,615	12,437	8,938
Non-trading financial assets mandatorily at fair value through profit or loss	3,234	3,350	3,260
Financial assets designated at fair value through other comprehensive income	2,783	2,863	2,671
	15,632	18,650	14,869
Type
Shares of Spanish companies	3,364	3,711	3,448
Shares of foreign companies	10,437	12,682	9,107
Shares of investment funds	1,831	2,257	2,314
	15,632	18,650	14,869
Note 29 contains a detail of the 'Other comprehensive income', recognised in equity, on 'Financial assets designated at fair value through other comprehensive income'.
b) Changes
The changes in 'Financial assets at fair value through other comprehensive income' were as follows:

EUR million
	2020	2019	2018
Balance at beginning of the year	2,863	2,671	3,169
Net additions (disposals)	837	221	(324)
Valuation adjustment and other items	(917)	(29)	(174)
Balance at end of year	2,783	2,863	2,671
c) Notifications of acquisitions of investments
The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2020, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, are listed in appendix IV.

Annual report 2020	Contents
9. Trading Derivatives (assets and liabilities) and short positions
a) Trading Derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see note 11):

EUR million
	2020		2019		2018
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	43,832	41,085	42,614	40,956	36,087	36,487
Currency risk	21,162	22,028	18,085	19,870	16,912	17,025
Price risk	1,931	944	2,329	1,772	2,828	1,673
Other risks	212	412	369	418	112	156
	67,137	64,469	63,397	63,016	55,939	55,341
b) Short positions
Following is a breakdown of the short positions (liabilities):

EUR million
	2020	2019	2018
Borrowed securities
Debt instruments	625	390	1,213
Of which:
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	625	390	1,213
Equity instruments	289	393	1,087
Of which:
Banco Santander, S.A.	289	308	987
Short sales
Debt instruments	15,784	13,340	12,702
Of which:
Banco Santander, S.A.	8,645	7,980	5,336
Banco Santander (Brasil) S.A.	7,085	5,194	7,300
	16,698	14,123	15,002

10. Loans and advances to customers
a) Detail
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Financial assets held for trading	296	355	202
Non-trading financial assets mandatorily at fair value through profit or loss	552	386	1,881
Financial assets designated at fair value through profit or loss	24,121	30,761	21,915
Financial assets at fair value through other comprehensive income	9,267	4,440	1,601
Financial assets at amortized cost	881,963	906,276	857,322
Of which:
Impairment losses	(23,595)	(22,242)	(23,307)
	916,199	942,218	882,921
Loans and advances to customers disregarding impairment losses	939,794	964,460	906,228
Note 50 contains a detail of the residual maturity periods of 'Financial assets at amortised cost' and of the related average interest rates.
Note 53 shows the Group’s total exposure, by geographical origin of the issuer.
There are no loans and advances to customers for material amounts without fixed maturity dates.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Breakdown
Following is a breakdown of the loans and advances granted to the Group's customers, which reflect the Group's exposure to credit risk in its main activity, without considering the balance of value adjustments for impairment, taking into account the type and situation of the transactions, the geographical area of their residence and the type of interest rate on the transactions:

EUR million
	2020	2019	2018
Loan type and status
Commercial credit	37,459	37,753	33,301
Secured loans	503,014	513,929	478,068
Reverse repurchase agreements	35,702	45,703	32,310
Other term loans	269,143	267,154	265,696
Finance leases	36,251	35,788	30,758
Receivable on demand	7,903	7,714	8,794
Credit cards receivables	19,507	23,876	23,083
Impaired assets	30,815	32,543	34,218
	939,794	964,460	906,228
Geographical area
Spain	215,330	204,810	215,764
European Union (excluding Spain)*	192,988	460,338	411,550
United States and Puerto Rico	93,405	100,152	89,325
Other OECD countries*	338,362	86,327	82,607
South America (non - OECD)	79,629	92,145	87,406
Rest of the world	20,080	20,688	19,576
	939,794	964,460	906,228
Interest rate formula
Fixed rate	550,883	546,619	497,365
Floating rate	388,911	417,841	408,863
	939,794	964,460	906,228
*    The amounts referring to the year 2020 for the United Kingdom have been considered in the line Other OECD countries, instead of in the line European Union (excluding Spain) due to the leaving of the United Kingdom from the European Union (see Note 1.h).
At 31 December 2020, 2019 and 2018 the Group had granted loans amounting to EUR 12,104, 9,993 and 13,615 million to spanish public sector agencies which had a rating at 31 December 2020 of A (ratings of A at 31 December 2019 and 31 December 2018), and EUR 10,779, 12,218, and 10,952 million to the public sector in other countries (at 31 December 2020, the breakdown of this amount by issuer rating was as follows: 0.9% AAA, 15.0% AA, 4.3% A, 69.5% BBB and 10.3% below BBB).
Without considering the public administrations, the amount of the loans and advances at 31 December 2020, 2019 and 2018 amounts to EUR 916,911 million, EUR 942,249 million and EUR 881,661 million, of which, EUR 886,118 million, EUR 909,741 million and EUR 847,443 million are classified as performing, respectively.

Annual report 2020	Contents
Following is a detail, by activity, of the loans to customers at 31 December 2020, net of impairment losses:

EUR million
			Secured loans
			Net exposure		Loan-to-value ratio***
	Total	Without collateral	Of which property collateral	Of which other collatera	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	21,227	20,510	216	501	95	78	41	483	20
Other financial institutions (financial business activity)	62,827	20,795	1,291	40,741	845	842	427	39,371	547
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	319,853	182,861	63,463	73,529	25,175	24,194	21,678	45,270	20,675
Of which:
Construction and property development	16,804	2,620	9,375	4,809	5,340	4,713	1,538	1,180	1,413
Civil engineering construction	3,300	1,963	280	1,057	113	230	162	731	101
Large companies	167,390	110,387	20,994	36,009	8,775	7,358	9,025	23,111	8,734
SMEs and individual entrepreneurs	132,359	67,891	32,814	31,654	10,947	11,893	10,953	20,248	10,427
Households – other (broken down by purpose)	497,987	92,157	331,210	74,620	84,449	104,187	116,586	61,532	39,076
Of which:
Residential	324,152	1,563	322,100	489	77,764	98,134	108,699	33,426	4,566
Consumer loans	157,118	88,232	1,621	67,265	3,401	3,529	4,837	23,897	33,222
Other purposes	16,717	2,362	7,489	6,866	3,284	2,524	3,050	4,209	1,288
Total*	901,894	316,323	396,180	189,391	110,564	129,301	138,732	146,656	60,318
Memorandum item
Refinanced and restructured transactions**	20,997	5,278	12,327	3,392	2,965	2,640	2,430	2,560	5,124
*    In addition, the Group has granted advances to customers amounting to EUR 14,305 million, bringing the total of loans and advances to EUR 916,199 million.
**    Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
***    The ratio is the carrying amount of the transactions at 31 December 2020 provided by the latest available appraisal value of the collateral.
Note 53 contains information relating to the refinanced/restructured loan book.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" and “Financial assets at fair value through other comprehensive income” during 2020, 2019 and 2018:

2020
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	849,939	50,476	31,837	932,252
Movements
Transfers
Transfer to stage 2 from stage 1	(43,170)	43,170		—
Transfer to stage 3 from stage 1	(5,120)		5,120	—
Transfer to stage 3 from stage 2		(8,734)	8,734	—
Transfer to stage 1 from stage 2	13,459	(13,459)		—
Transfer to stage 2 from stage 3		1,831	(1,831)	—
Transfer to stage 1 from stage 3	578		(578)	—
Net changes on financial assets	53,555	(2,951)	(659)	49,945
Write-offs	—	—	(8,930)	(8,930)
Exchange differences and others	(51,335)	(4,229)	(3,375)	(58,939)
Balance at the end of the year	817,906	66,104	30,318	914,328

2019
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	795,829	52,183	33,461	881,473
Movements
Transfers
Transfer to stage 2 from stage 1	(28,369)	28,369		—
Transfer to stage 3 from stage 1	(4,101)		4,101	—
Transfer to stage 3 from stage 2		(13,240)	13,240	—
Transfer to stage 1 from stage 2	12,436	(12,436)		—
Transfer to stage 2 from stage 3		2,439	(2,439)	—
Transfer to stage 1 from stage 3	488		(488)	—
Net changes on financial assets	61,581	(8,092)	(3,608)	49,881
Write-offs	—	—	(12,593)	(12,593)
Exchange differences and others	12,075	1,253	163	13,491
Balance at the end of the year	849,939	50,476	31,837	932,252

2018
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	746,654	60,304	35,477	842,435
Movements
Transfers
Transfer to stage 2 from stage 1	(31,234)	31,234		—
Transfer to stage 3 from stage 1	(3,980)		3,980	—
Transfer to stage 3 from stage 2		(13,998)	13,998	—
Transfer to stage 1 from stage 2	21,795	(21,795)		—
Transfer to stage 2 from stage 3		4,103	(4,103)	—
Transfer to stage 1 from stage 3	835		(835)	—
Net changes on financial assets	79,727	(5,265)	(1,997)	72,465
Write-offs	—	—	(12,673)	(12,673)
Exchange differences and others	(17,968)	(2,400)	(386)	(20,754)
Balance at the end of the year	795,829	52,183	33,461	881,473
In addition, at 31 December 2020, the Group had EUR 497 million (EUR 706 million at 31 December 2019 and EUR 757 million at 31 December 2018) in purchased credit-impaired assets, which relate mainly to the business combinations carried out by Grupo Santander.

Annual report 2020	Contents
c) Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income
The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income - Loans and advances - Customers:

EUR million
	2020	2019	2018
Amount at beginning of the year	22,242	23,307	25,936
Impairment losses charged to income for the year	13,385	11,108	10,501
Of which:
Impairment losses charged to profit or loss	20,909	19,192	17,850
Impairment losses reversed with a credit to profit or loss	(7,524)	(8,084)	(7,349)
Change of perimeter	(82)	—	—
Write-off of impaired balances against recorded impairment allowance	(8,930)	(12,593)	(12,673)
Exchange differences and other changes	(3,020)	420	(457)
Amount at end of the year	23,595	22,242	23,307
Which correspond to:
Impaired assets	13,658	13,933	14,906
Other assets	9,937	8,309	8,401
Of which:
Individually calculated	2,679	3,555	4,905
Collective calculated	20,916	18,687	18,402
In addition, additions with a debit to fixed-income results amounting to EUR 79 million were recorded in the year (releases amounting to EUR 170 million and additions amounting EUR 43 million as of 31 December 2019 and 2018, respectively), written-off assets recoveries have been recorded in the year amounting to EUR 1,221 million (EUR 1,586 million and EUR 1,558 million at 31 December 2019 and 2018, respectively) and EUR 139 million were recorded in the account for losses on renegotiation or contractual modification at 31 December 2020 (with no amount recorded at 31 December 2019 and 2018). With this, the impairment recorded in Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes: 'Financial assets at fair value through other comprehensive income' and 'Financial assets at amortised cost'; amounts EUR 12,382 million (EUR 9,352 million and EUR 8,986 million at 31 December 2019 and 2018, respectively).
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers during 2020, 2019 and 2018:

2020
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,835	4,474	13,933	22,242
Transfers
Transfer to stage 2 from stage 1	(1,040)	2,880		1,840
Transfer to stage 3 from stage 1	(255)		2,386	2,131
Transfer to stage 3 from stage 2		(971)	2,066	1,095
Transfer to stage 1 from stage 2	294	(976)		(682)
Transfer to stage 2 from stage 3		303	(727)	(424)
Transfer to stage 1 from stage 3	53		(138)	(85)
Net changes of the exposure and modifications in the credit risk	1,966	535	7,009	9,510
Write-offs	—	—	(8,930)	(8,930)
FX and other movements	(588)	(573)	(1,941)	(3,102)
Loss allowance at the end of the year	4,265	5,672	13,658	23,595

2019
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,658	4,743	14,906	23,307
Transfers
Transfer to stage 2 from stage 1	(964)	3,235		2,271
Transfer to stage 3 from stage 1	(214)		1,296	1,082
Transfer to stage 3 from stage 2		(3,065)	5,612	2,547
Transfer to stage 1 from stage 2	301	(1,048)		(747)
Transfer to stage 2 from stage 3		381	(817)	(436)
Transfer to stage 1 from stage 3	29		(123)	(94)
Net changes of the exposure and modifications in the credit risk	1,119	(182)	5,548	6,485
Write-offs	—	—	(12,593)	(12,593)
FX and other movements	(94)	410	104	420
Loss allowance at the end of the year	3,835	4,474	13,933	22,242

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

2018
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	4,349	5,079	16,507	25,935
Transfers
Transfer to stage 2 from stage 1	(1,173)	3,854		2,681
Transfer to stage 3 from stage 1	(279)		1,264	985
Transfer to stage 3 from stage 2		(1,971)	4,528	2,557
Transfer to stage 1 from stage 2	438	(1,656)		(1,218)
Transfer to stage 2 from stage 3		435	(1,264)	(829)
Transfer to stage 1 from stage 3	84		(173)	(89)
Net changes of the exposure and modifications in the credit risk	304	(961)	7,070	6,413
Write-offs	—	—	(12,673)	(12,673)
FX and other movements	(65)	(37)	(353)	(455)
Loss allowance at the end of the year	3,658	4,743	14,906	23,307
d) Impaired assets and assets with unpaid past-due amounts
The detail of the changes in the balance of the financial assets classified as 'Financial assets Loans to customers' considered to be impaired due to credit risk is as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	32,543	34,218	36,280
Net additions	10,577	10,755	10,821
Written-off assets	(8,930)	(12,593)	(12,673)
Changes in the scope of consolidation	(39)	—	177
Exchange differences and other	(3,336)	163	(387)
Balance at end of year	30,815	32,543	34,218
This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
At 31 December 2020, the Group’s written-off assets totalled EUR 39,087 million (EUR 46,209 million and EUR 47,751 million at 31 December 2019 and 2018, respectively).

Annual report 2020	Contents
Following is a detail of the financial assets classified as 'Financial assets at amortised cost' and considered to be impaired due to credit risk at 31 December 2020, classified by geographical location of risk and by age of the first maturity of each operation:

EUR million
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	4,520	719	542	679	8,145	14,605
European Union (excluding Spain)*	1,766	353	202	317	2,136	4,774
United States and Puerto Rico	1,306	524	18	31	144	2,023
Other OECD countries*	3,084	1,038	554	140	1,097	5,913
Latin America (non-OECD)	1,766	701	444	314	275	3,500
	12,442	3,335	1,760	1,481	11,797	30,815
*    The amounts referring to the year 2020 for the United Kingdom have been considered in the line Other OECD countries, instead of in the line European Union (excluding Spain) due to the leaving of the United Kingdom from the European Union (see note 1.h).
The detail at 31 December 2019 is as follows:

EUR million
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	4,018	914	686	668	8,608	14,894
European Union (excluding Spain)	2,659	1,169	723	622	2,567	7,740
United States and Puerto Rico	1,725	403	34	21	125	2,308
Other OECD countries	1,426	574	172	124	494	2,790
Latin America (non-OECD)	1,948	932	724	592	615	4,811
	11,776	3,992	2,339	2,027	12,409	32,543

The detail at 31 December 2018 is as follows:

EUR million
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	5,671	780	551	656	8,724	16,382
European Union (excluding Spain)	2,940	1,213	577	519	2,662	7,911
United States and Puerto Rico	1,906	531	30	31	178	2,676
Other OECD countries	1,414	498	143	162	520	2,737
Latin America (non-OECD)	1,221	1,145	782	561	803	4,512
	13,152	4,167	2,083	1,929	12,887	34,218
.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2020:

EUR million
	Gross amount	Allowance recognised	Estimated collateral value*
Without associated real collateral	11,611	7,852	—
With real estate collateral	14,659	3,687	10,348
With other collateral	4,545	2,119	1,759
Total	30,815	13,658	12,107
*Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.
When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due —assets impaired due to arrears— or other circumstances may be arise which will not result in all contractual cash flow being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.
Past-due amounts receivable
In addition, at 31 December 2020, there were amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

EUR million
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to customers	1,232	337	311
Of which public sector	1	—	—
Total	1,232	337	311
e) Transferred credits
'Loans and advances to customers' includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. This is mainly due to mortgage loans, loans to companies and consumer loans in which the group retains subordinate financing and/or grants some kind of credit enhancement to new holders.
Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group's liquidity sources.
The breakdown of securitized loans held on the balance sheet, according to the nature of the financial instrument in which they are originated, is shown below:

EUR million
	2020	2019	2018
Retained on the balance sheet	88,662	93,553	88,767
Of which
Securitised mortgage assets	30,145	31,868	33,900
Of which: UK assets	9,034	13,002	13,519
Other securitised assets	58,517	61,685	54,867
Total*	88,662	93,553	88,767
*Note 22 details the liabilities associated with these securitisation transactions.
Additionally at 31 December 2020, there are EUR 599 million (EUR 676 million and EUR 797 million in 2019 and 2018, respectively) of off-balance sheet securitised assets that mainly come from the business combination of Banco Popular Español, S.A.U. and that were never recorded on the Group's balance sheet.
At 31 December 2020, Grupo Santander had loans that had been fully derecognised and for which it retained servicing amounting to EUR 13,999 million (EUR 16,786 million and EUR 17,645 million at 31 December 2019 and 2018, respectively).

Annual report 2020	Contents
11. Trading derivatives
The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2020, 2019 and 2018 is as follows:

EUR million
	2020		2019		2018
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives
Interest rate risk
Forward rate agreements	515,889	—	218,252	(8)	308,340	(1)
Interest rate swaps	3,789,169	3,638	4,322,199	2,573	4,197,246	115
Options, futures and other derivatives	698,500	(891)	794,140	(907)	543,138	(514)
Credit risk
Credit default swaps	12,378	(133)	23,701	(71)	18,889	33
Foreign currency risk
Foreign currency purchases and sales	304,280	(45)	325,720	(441)	275,449	301
Foreign currency options	45,074	(7)	44,763	(182)	54,215	2
Currency swaps	394,178	(814)	379,176	(1,162)	334,524	(416)
Securities and commodities derivatives and other	70,861	920	61,966	579	59,932	1,078
Total	5,830,329	2,668	6,169,917	381	5,791,733	598
12. Non-current assets
The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Tangible assets	4,445	4,588	5,424
Of which:
Foreclosed assets	4,081	4,485	5,334
Of which property assets in Spain*	3,485	3,667	4,488
Other tangible assets held for sale	364	103	90
Other assets	—	13	2
Total	4,445	4,601	5,426
*    During 2019, the sale of real estate assets to Cerberus from foreclosures materialized, generating losses of EUR 180 million.
At 31 December 2020, the allowances recognised for the total non-current assets held for sale represented 48% (EUR 48% in 2019 and EUR 49% in 2018). The charges recorded in those years amounted to EUR 250 million, EUR 279 million and EUR 320 million, respectively, and the recoveries during these exercises are amounted to EUR 35 million, EUR 133 million and EUR 61 million, respectively.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
13. Investments
a) Breakdown
The detail, by company, of Investments is as follows:

EUR million
	2020	2019	2018
Associated entities
Merlin Properties, SOCIMI, S.A.	1,581	1,511	1,358
Metrovacesa, S.A.	1,157	1,226	1,255
Caceis (note 3)	1,077	1,010	—
Zurich Santander Insurance America, S.L. - Consolidated	955	1,009	961
Companies Santander Insurance - Consolidated	439	402	392
Ebury Partners Limited (note 3)	388	—	—
Popular Spain Holding de Inversiones, S.L.U. (former Allianz Popular, S.L.) (note 3)	—	409	431
Project Quasar Investment 2017 S.L.*	—	1,351	1,701
Other companies	533	529	511
	6,130	7,447	6,609
Joint Ventures entities
Santander Vida Seguros y Reaseguros (note 3)	381	170	163
Santander CACEIS Latam Holding 1, S.L. - Consolidated (former Santander Securities Services Latam Holding, S.L.)	326	349	—
U.C.I., S.A. - Consolidated	168	206	202
Other companies	617	600	614
	1,492	1,325	979
*    At 31 December 2020, the Group does not hold significant influence over this company, despite holding a 49% interest in it, since it does not meet any of the requirements established in the Standard by which an entity is considered to exercise significant influence over another.
Of the entities included above, at 31 December 2020, the entities Merlin Properties, SOCIMI, S.A, Metrovacesa S.A., Compañía Española de Viviendas en Alquiler, S.A. and Unicre - Instituição Financeira de Crédito, S.A. are the only listed companies.
b) Changes
The changes in the investments were as followed:

EUR million
	2020	2019	2018
Balance at beginning of year	8,772	7,588	6,150
Acquisitions (disposals) of companies and capital increases (reductions)	676	(123)	(1,761)
Of which:
Ebury Partners Limited (note 3)	409	—	—
Santander Vida Seguros y Reaseguros (note 3)	219	—	—
WiZink Bank, S.A.	—	—	(1,033)
Changes in the consolidation method (note 3)	(1,359)	1,368	2,967
Of which:
Project Quasar Investments 2017, S.L.	(956)	—	1,701
Popular Spain Holding de Inversiones, S.L.U. (former Allianz Popular, S.L.)	(409)	—	—
Caceis	—	1,010	—
Metrovacesa, S.A.	—	—	1,255
Santander CACEIS Latam Holding 1, S.L. - Consolidado (former Santander Securities Services Latam Holding, S.L.)	—	349	—
Effect of equity accounting	(96)	324	737
Dividends paid and reimbursements of share premium	(186)	(407)	(404)
Exchange differences and other changes	(185)	22	(101)
Balance at end of year	7,622	8,772	7,588
In 2020, 2019 and 2018 there was no evidence of material impairment on the Group’s investments.
c) Impairment adjustments
During the years 2020, 2019 and 2018 there was no evidence of significant impairment in the Group's associated interests.

Annual report 2020	Contents
d) Other information
Following is a summary of the financial information on the associated entities and joint ventures (obtained from the information available at the date of preparation of the financial statements):

EUR million
	2020	2019	2018
Total assets	183,735	164,215	74,765
Total liabilities	(167,209)	(144,602)	(58,153)
Net assets	16,526	19,613	16,612

Investments in Group joint ventures and associates in the net assets of associates	5,760	6,729	6,157
Goodwill	1,862	2,043	1,431
Of which:
Zurich Santander Insurance America, S.L. - Consolidated	526	526	526
Caceis	337	466	—
Santander Vida Seguros y Reaseguros, S.A. - Consolidated	255	73	—
Sociedades Santander Insurance - Consolidated	205	205	205
Popular Spain Holding de Inversiones, S.L.U. (former Allianz Popular, S.L.)	—	347	347
Total Group share	7,622	8,772	7,588
Total income	12,758	14,172	12,174
Total profit	703	1,375	1,867
A summary of the financial information at the end of December 2020 of the main associates and joint ventures (obtained from the information available at the date of preparation of the consolidated financial statements) is shown below:

EUR million
	Total assets	Total liabilities	Total income	Total profit
Joint ventures entities	25,179	23,045	4,127	231
Of which:
U.C.I., S.A. - Consolidated	12,032	11,696	248	(33)
Santander Vida Seguros y Reaseguros, S.A. - Consolidated	3,901	3,645	1,998	81
Santander Caceis Latam Holding, S.L. - Consolidated	517	128	81	10
Associated entities	158,556	144,164	8,631	472
Of which:
Caceis	119,533	117,109	1,990	189
Zurich Santander Insurance América, S.L. - Consolidated	13,021	12,144	4,566	315
Sociedades Santander Insurance - Consolidated	2,408	1,933	722	80
Total	183,735	167,209	12,758	703

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
14. Insurance contracts linked to pensions
The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	174	192	210
	174	192	210
15. Liabilities and assets under insurance contracts and reinsurance assets
The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (see note 2.j) is as follows:

EUR million
	2020			2019			2018
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)
Unearned premiums and unexpired risks	51	(45)	6	59	(52)	7	52	(47)	5
Life insurance	189	(137)	52	206	(151)	55	227	(163)	64
Unearned premiums and risks	126	(122)	4	139	(132)	7	140	(127)	13
Mathematical provisions	63	(15)	48	67	(19)	48	87	(36)	51
Claims outstanding	561	(59)	502	399	(55)	344	397	(86)	311
Bonuses and rebates	23	(11)	12	22	(10)	12	20	(9)	11
Other technical provisions	86	(9)	77	53	(24)	29	69	(19)	50
	910	(261)	649	739	(292)	447	765	(324)	441

Annual report 2020	Contents
16. Tangible assets
a) Changes
The changes in Tangible assets in the consolidated balance sheets were as follows:

EUR million
	Tangible assets				Of which: Right-of-use for operating lease
	For own use	Leased out under an operating lease	Investment property	Total	For own use		Leased out under an operating lease	Investment property	Total
Cost:
Balances at 1 January 2018	19,276	18,673	3,142	41,091
Additions / disposals (net) due to change in the scope of consolidation	34	44	(630)	(552)
Additions / disposals (net)	589	5,545	(182)	5,952
Transfers, exchange differences and other items	(1,164)	825	48	(291)
Balance at 31 December 2018	18,735	25,087	2,378	46,200
IFRS 16 Adoption impact	6,693	—	—	6,693	6,693		—	—	6,693
Balances at 1 January 2019	25,428	25,087	2,378	52,893	6,693		—	—	6,693
Additions / disposals (net) due to change in the scope of consolidation	(5)	—	(15)	(20)	—		—	—	—
Additions / disposals (net)	1,863	3,148	(310)	4,701	(997)	*	—	—	(997)
Transfers, exchange differences and other items	(178)	(3,781)	(603)	(4,562)	(10)		—	—	(10)
Balance at 31 December 2019	27,108	24,454	1,450	53,012	5,686		—	—	5,686
Additions / disposals (net) due to change in the scope of consolidation	(16)	1,082	7	1,073	(37)		—	—	(37)
Additions / disposals (net)	827	512	(29)	1,310	(1,339)	*	—	—	(1,339)
Transfers, exchange differences and other items	(3,023)	(1,844)	32	(4,835)	(362)		—	—	(362)
Balance at 31 December 2020	24,896	24,204	1,460	50,560	3,948		—	—	3,948

Accumulated depreciation:
Balances at 1 January 2018	(10,920)	(6,104)	(189)	(17,213)
Disposals due to change in the scope of consolidation	(12)	(34)	—	(46)
Disposals	629	413	17	1,059
Charge for the year	(1,159)	—	(13)	(1,172)
Transfers, exchange differences and other items	938	(2,679)	(14)	(1,755)
Balance at 31 December 2018	(10,524)	(8,404)	(199)	(19,127)
IFRS 16 Adoption impact	—	—	—	—	—		—	—	—
Balances at 1 January 2019	(10,524)	(8,404)	(199)	(19,127)	—		—	—	—
Disposals due to change in the scope of consolidation	3	—	6	9	—		—	—	—
Disposals	356	2,149	32	2,537	37		—	—	37
Charge for the year	(2,021)	—	(14)	(2,035)	(807)		—	—	(807)
Transfers, exchange differences and other items	212	1,045	31	1,288	5		—	—	5
Balance at 31 December 2019	(11,974)	(5,210)	(144)	(17,328)	(765)		—	—	(765)
Disposals due to change in the scope of consolidation	(40)	—	—	(40)	(3)		—	—	(3)
Disposals	527	2,387	11	2,925	167		—	—	167
Charge for the year	(1,906)	—	(8)	(1,914)	(706)		—	—	(706)
Transfers, exchange differences and other items	1,850	(2,762)	8	(904)	90		—	—	90
Balance at 31 December 2020	(11,543)	(5,585)	(133)	(17,261)	(1,217)		—	—	(1,217)
* Includes contract extensions on operating leases and repurchases.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EIR million
	Tangible assets				Of which: Right-of-use for operating lease
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses:
Balances at 1 January 2018	(77)	(198)	(629)	(904)
Impairment charge for the year	(30)	(56)	(8)	(94)
Releases	6	—	5	11
Disposals due to change in the scope of consolidation	—	—	—	—
Exchange differences and other	40	15	16	71
Balances at 31 December 2018	(61)	(239)	(616)	(916)
IFRS 16 Adoption impact	—	—	—	—	—	—	—	—
Balances at 1 January 2019	(61)	(239)	(616)	(916)	—	—	—	—
Impairment charge for the year	(14)	(12)	(36)	(62)	—	—	—	—
Releases	8	6	3	17	—	—	—	—
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Exchange differences and other	(26)	222	316	512	—	—	—	—
Balances at 31 December 2019	(93)	(23)	(333)	(449)	—	—	—	—
Impairment charge for the year	(104)	(70)	(11)	(185)	(4)	—	—	(4)
Releases	4	2	5	11	1	—	—	1
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	20	—	3	23	—	—	—	—
Exchange differences and other	33	31	(28)	36	(6)	—	—	(6)
Balances at 31 December 2020	(140)	(60)	(364)	(564)	(9)	—	—	(9)

Tangible assets, net:
Balances at 31 December 2018	8,150	16,444	1,563	26,157
IFRS 16 Adoption impact	6,693	—	—	6,693	6,693	—	—	6,693
Balances at 1 January 2019	14,843	16,444	1,563	32,850	6,693	—	—	6,693
Balances at 31 December 2019	15,041	19,221	973	35,235	4,921	—	—	4,921
Balances at 31 December 2020	13,213	18,559	963	32,735	2,722	—	—	2,722

Annual report 2020	Contents
b) Tangible assets - For own use
i. Property, plant and equipment owned
The detail, by class of asset, of 'Property, plant and equipment' which is owned by the Group in the consolidated balance sheets is as follows:

EUR million
	Tangible assets for own use				Of which: Right-of-use for operating lease
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	6,127	(2,056)	(61)	4,010
IT equipment and fixtures	5,605	(4,455)	—	1,150
Furniture and vehicles	6,686	(3,946)	—	2,740
Construction in progress and other items	317	(67)	—	250
Balances at 31 December 2018	18,735	(10,524)	(61)	8,150

Land and buildings	13,972	(2,889)	(93)	10,990	4,908
IT equipment and fixtures	5,995	(4,808)	—	1,187	2
Furniture and vehicles	6,952	(4,216)	—	2,736	11
Construction in progress and other items	189	(61)	—	128	—
Balances at 31 December 2019	27,108	(11,974)	(93)	15,041	4,921

Land and buildings	13,081	(3,215)	(133)	9,733	2,716
IT equipment and fixtures	5,562	(4,416)	—	1,146	1
Furniture and vehicles	6,085	(3,854)	—	2,231	5
Construction in progress and other items	168	(58)	(7)	103	—
Balances at 31 December 2020	24,896	(11,543)	(140)	13,213	2,722
The carrying amount at 31 December 2020 in the foregoing table includes the following approximate amounts EUR 6,299 million (EUR 7,737 million at 31 December 2019 and EUR 5,390 million at 31 December 2018) relating to property, plant and equipment owned by group entities and branches located abroad.
c) Tangible assets - Leased out under an operating lease
Grupo Santander has assets leased out under operating leases where the company is the lessor and do not meet the accounting requirements to be classified as finance leases. The net cost of these leases is recorded as an asset and depreciated on a straight-line basis over the contractual term of the lease to the expected residual value.
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
Grupo Santander periodically assesses its investment in operating leases for impairment in certain circumstances, such as a systemic and material decrease in the values of used vehicles. If assets leased out under operating leases are deemed to be impaired, impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. In 2020, 2019 and 2018 the Group did not recognise any material impairment in this respect.
Of the EUR 18,559 million that the Group had assigned to operating leases at 31 December 2020 (EUR 19,221 million and EUR 16,444 million at 31 December 2019 and 2018, respectively), EUR 13,455 million (EUR 14,799 million at 31 December 2019) relate to vehicles of Santander Consumer USA Holdings Inc.. The variable lease payments of various items of this entity are not representative.
In addition, the maturity analysis of the payments for assets leased out under operating leases from Santander Consumer USA Holdings Inc. is as follows:

EUR million
2020
Maturity Analysis
2021	3,841
2022	4,288
2023	4,344
2024	1,593

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
d) Tangible assets - Investment property
The fair value of investment property at 31 December 2020 amounted to EUR 1,055 million (EUR 1,076 million at 31 December 2019 and EUR 1,825 million at 31 December 2018). A comparison of the fair value of investment property at 31 December 2020, with the net book value shows gross unrealised gains of EUR 92 million (EUR 103 million in 2019 and EUR 262 in 2018), attributed completely to the group.
The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2020, 2019 and 2018 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.
17. Intangible assets – Goodwill
The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

EUR million
	2020	2019	2018
Banco Santander (Brasil)	3,109	4,388	4,459
SAM Investment Holdings Limited	1,444	1,173	1,173
Santander Consumer Germany	1,314	1,236	1,217
Santander Bank Polska	1,104	2,427	2,402
Santander Portugal	1,040	1,040	1,040
Santander España	1,027	1,027	1,023
Santander Consumer USA	904	2,143	2,102
Santander Bank, National Association	594	1,828	1,793
Santander UK	592	7,147	8,307
Banco Santander - Chile	571	589	627
Grupo Financiero Santander (México)	399	460	434
Santander Consumer Nordics	216	496	502
Other companies	157	292	387
Total Goodwill	12,471	24,246	25,466

The changes in goodwill were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	24,246	25,466	25,769
Additions (note 3)	429	41	383
Of which:
SAM Investment Holdings Limited	271	—	—
Santander España	—	4	375
Impairment losses	(10,100)	(1,491)	—
Of which:
Santander UK	(6,101)	(1,491)	—
Santander Bank Polska	(1,192)	—	—
Santander Bank, National Association	(1,177)	—	—
Santander Consumer USA	(1,153)	—	—
Santander Consumer Nordics	(277)	—	—
Disposals or changes in scope of consolidation	—	—	(130)
Exchange differences and other items	(2,104)	230	(556)
Balance at end of year	12,471	24,246	25,466
Grupo Santander has goodwill generated by cash-generating units located in non-euro currency countries (mainly Brazil, Poland, the United States, the United Kingdom, Chile, Mexico, Norway and Sweden) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2020 there was a decrease of EUR 2,104 million (an increase of EUR 230 million in 2019 and a decrease of EUR 556 million in 2018), due to exchange differences and other items which, pursuant to current standards, were recognised with a change to 'Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense' (see note 29.d).
At least once per year (or whenever there is any indication of impairment), Grupo Santander performs an analysis of the potential impairment of its recorded goodwill with respect to its recoverable amount.The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, which are the Group's smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash flows of other assets or groups of assets.
The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.
The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

Annual report 2020	Contents
Grupo Santander's directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation —including banking concentration level—, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).
Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill, has been allocated and, to this end, it uses price quotations, market references (multiples), internal estimates and valuations performed by internal and external experts.
Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available.
In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are (i) earnings projections based on the financial budgets approved by the Group’s directors which cover between three and five year periods (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.
The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:
a)    Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix and the business decisions taken by local management in this regard.
b)    Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.
c)    Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and budgets.
During the second quarter 2020, considering the worsening of the macroeconomic environment caused by covid-19, an impairment test was conducted for certain CGU. This test took into account the negative evolution forecast by various national and international organisations of magnitudes such as GDP (which could take between two and three years to recover in most countries), the unemployment rate, the growth of credit portfolios, etc. As a result, the Group recognised goodwill impairment of EUR 10,100 million. The impairment was the result of a combination of factors, mainly due to the new macroeconomic outlook mentioned above, which caused the Group to project lower earnings in some units, in addition to reducing the assumptions on perpetual growth rates and increasing the discount rates used to estimate the value in use of these CGU.
These goodwill impairment losses were recognized within 'Impairment or reversal of impairment on non-financial assets, net - Intangible assets caption', of which EUR 6,101 million correspond to Santander UK (EUR 1,491 million in 2019), EUR 1,192 million to Santander Bank Polska, EUR 1,177 million to Santander Bank, National Association, EUR 1,153 million to Santander Consumer USA, and EUR 277 million to Santander Consumer Nordics. The recoverable amount of the above cash-generating units is sensitive to changes in cash flow projections, discount rates and nominal perpetual growth rates; therefore, changes in these assumptions could result in additional impairment losses. It should be noted that goodwill is deducted from the CET1 for regulatory purposes, therefore an impairment of this intangible asset has no impact on the Group's capital ratios.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following is a detail of the main assumptions taken into account in determining the recoverable amount, at 2020 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	2020
	Projected period	Discount rate*	Nominal perpetual growth rate
Santander UK	5 years	9.5%	2.3%
Santander Bank Polska	5 years	10.0%	3.5%
Santander Consumer USA	3 years	10.7%	1.5%
Santander Bank, National Association**	5 years	11.6%	2.5%
Santander Consumer Germany	5 years	9.0%	1.8%
SAM Investment Holdings Limited	5 years	10.1%	2.5%
Santander Portugal	5 years	9.8%	1.8%
Santander Consumer Nordics	5 years	10.1%	2.0%
*Post-tax discount rate.
**Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The assumptions taken into account to determine the recoverable amount in the second quarter of 2020 did not vary significantly from the measurement made at the end of 2020 and no additional impairment was recognized at 31 December 2020.
The discount and nominal perpetual growth rates taken into account in 2019 and 2018 are presented below for comparison purposes:

	Discount rate*		Nominal perpetual growth rate
	2019	2018	2019	2018
Santander UK	8.5%	8.4%	2.5%	2.5%
Santander Bank Polska**	9.2%	n.a.	3.5%	n.a.
Santander Consumer USA	9.5%	11.1%	1.5%	1.5%
Santander Bank, National Association***	9.6%	10.6%	3.6%	3.8%
Santander Consumer Germany	8.2%	8.5%	2.5%	2.5%
SAM Investment Holdings Limited	10.0%	9.6%	2.5%	2.5%
Santander Portugal	8.9%	9.6%	2.0%	2.0%
Santander Consumer Nordics	8.6%	9.2%	2.5%	2.5%
*Post-tax discount rate.
**The recoverable amount has been calculated using the market price in previous years.
***Weighted information of the main assumptions of the segments to which goodwill has been allocated.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/- 50 basis points. Following the sensitivity analysis performed, the value in use of the cash-generating units not reflecting an impairment charge in 2020 still exceeds their recoverable amount.
The recoverable amount of Banco Santander - Chile, Grupo Financiero Santander (México) and Banco Santander (Brasil) was calculated as the fair values of the aforementioned cash-generating units obtained from the quoted market prices of their shares at year-end. This value exceeded the amount to be recovered. A significant reduction in the quoted market prices of these cash generating unit could result in an indication of impairment which in turn may lead to a goodwill impairment charge in the future.

Annual report 2020	Contents
18. Intangible assets - Other intangible assets
The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2020, 2019, and 2018 is as follows:

EUR million
	Estimated useful life	31 December 2019	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2020
With indefinite useful life:
Brand names		42	—	—		—	(5)	37
With finite useful life:
IT developments	3 -7 years	7,945	1,123	(34)		(224)	(910)	7,900
Other		1,276	328	1		(17)	(149)	1,439
Accumulated amortisation		(5,686)	35	49	(896)	105	584	(5,809)
Development		(5,139)	—	49	(792)	88	487	(5,307)
Other		(547)	35	—	(104)	17	97	(502)
Impairment losses		(136)	—	—	(142)	136	12	(130)
Of which addition		—	—	—	(142)	—	—	—
Liberation		—	—	—	—	—	—	—
		3,441	1,486	16	(1,038)	—	(468)	3,437

EUR million
	Estimated useful life	31 December 2018	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2019
With indefinite useful life:
Brand names		36	2	2		—	2	42
With finite useful life:
IT developments	3-7 years	7,134	1,374	(19)		(639)	95	7,945
Other		1,510	1	(24)		(248)	37	1,276
Accumulated amortisation		(5,432)	—	8	(966)	806	(102)	(5,686)
Development		(4,743)	—	4	(874)	570	(96)	(5,139)
Other		(689)	—	4	(92)	236	(6)	(547)
Impairment losses		(154)	—	—	(73)	81	10	(136)
Of which addition		—	—	—	(75)	—	—	—
liberation		—	—	—	2	—	—	—
		3,094	1,377	(33)	(1,039)	—	42	3,441

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	Estimated useful life	31 December 2017	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2018
With indefinite useful life:
Brand names		35	—	—		—	1	36
With finite useful life:
IT developments	3-7 years	6,945	1,468	1		(1,102)	(178)	7,134
Other		1,560	1	12		(50)	(13)	1,510
Accumulated amortisation		(5,386)	—	(1)	(1,253)	1,035	173	(5,432)
Development		(4,721)	—	(1)	(1,153)	985	147	(4,743)
Other		(665)	—	—	(100)	50	26	(689)
Impairment losses		(240)	—	—	(117)	117	86	(154)
Of which addition		—	—	—	(118)	—	—	—
Liberation		—	—	—	1	—	—	—
		2,914	1,469	12	(1,370)	—	69	3,094
In 2020, 2019 and 2018, impairment losses of EUR 142 million, EUR 73 million and EUR 117 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses are related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.
19. Other assets
The detail of 'Other assets' is as follows:

EUR million
	2020	2019	2018
Transactions in transit	88	157	143
Net pension plan assets (Note 25)	635	903	1,015
Prepayments and accrued income	2,806	3,129	3,089
Other (Note 2.n)	7,362	5,752	4,744
	10,891	9,941	8,991

Annual report 2020	Contents
20. Deposits from central banks and credit institutions
The detail, by classification, counterparty, type and currency, of Deposits from central banks and 'Deposits from credit institutions' in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
CENTRAL BANKS
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	2,490	12,854	14,816
Financial liabilities at amortized cost	112,804	62,468	72,523
	115,294	75,322	87,339
Type
Deposits on demand	10	5	5
Time deposits	108,090	67,424	82,797
Reverse repurchase agreements	7,194	7,893	4,537
	115,294	75,322	87,339
CREDIT INSTITUTIONS
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	6,765	9,340	10,891
Financial liabilities at amortized cost	62,620	90,501	89,679
	69,385	99,841	100,570
Type
Deposits on demand	5,727	9,136	6,154
Time deposits	43,308	61,406	53,422
Reverse repurchase agreements	20,179	29,115	40,873
Subordinated deposits	171	184	121
	69,385	99,841	100,570
Currency:
Euro	104,499	79,008	97,323
Pound sterling	23,339	18,129	19,301
US dollar	26,581	53,403	45,848
Brazilian real	12,356	13,022	18,657
Other currencies	17,904	11,601	6,780
TOTAL	184,679	175,163	187,909
At 31 December 2020, the European Central Bank's targeted longer-term refinancing operations (TLTRO (Targeted Long-Term Refinancing Operation)) amounted to EUR 77,732 million, of which EUR 77,460 million correspond to TLRTO III (EUR 46,201 million at 31 December 2019 and EUR 55,382 million at 31 December 2018). Total net reliance on European Central Bank amounts to EUR 13,494 million.
In December 2020, the income recognized in the consolidated consolidated income statement corresponding to TLTRO III amounts to EUR 391 million. Note 50 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.
21. Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

EUR million
	2020	2019	2018
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	34,343	34,917	39,597
Financial liabilities at amortized cost	814,967	789,448	740,899
	849,310	824,365	780,496
Geographical area
Spain	294,516	271,103	267,210
European Union (excluding Spain)*	106,013	334,542	309,615
United States and Puerto Rico	59,057	60,011	53,843
Other OECD countries*	306,243	71,235	67,462
South America	83,481	87,474	82,343
Rest of the world	—	—	23
	849,310	824,365	780,496
Type
Demand deposits-	642,897	588,533	548,711
Current accounts	418,752	373,146	346,345
Savings accounts	216,500	208,701	196,493
Other demand deposits	7,645	6,686	5,873
Time deposits-	171,939	196,921	199,025
Fixed-term deposits and other term deposits	170,127	194,163	195,540
Home-purchase savings accounts	43	44	40
Discount deposits	3	3	3
Hybrid financial liabilities	1,743	2,711	3,419
Subordinated liabilities	23	—	23
Repurchase agreements	34,474	38,911	32,760
	849,310	824,365	780,496
*    The amounts referring to the year 2020 for the United Kingdom have been considered in the line Other OECD countries, instead of in the line European Union (excluding Spain) due to the leaving of the United Kingdom from the European Union (see note 1.h).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
22. Marketable debt securities
a) Breakdown
The detail, by classification and type, of Marketable debt securities is as follows:

EUR million
	2020	2019	2018
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	4,440	3,758	2,305
Financial liabilities at amortized cost	230,829	258,219	244,314
	235,269	261,977	246,619
Type
Bonds and debentures outstanding	191,577	208,455	195,498
Subordinated	21,686	20,878	23,676
Notes and other securities	22,006	32,644	27,445
	235,269	261,977	246,619
The distribution of the book value of debt securities issued by contractual maturity is shown below:

EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	—	—	—	741	3,505	17,440	21,686
Senior unsecured debt	—	2,259	1,985	14,476	34,814	29,037	22,959	105,530
Senior secured debt	—	9,068	6,668	9,025	25,116	15,508	20,662	86,047
Promissory notes and other securities	—	3,942	9,975	8,089	—	—	—	22,006
Debt securities issued	—	15,269	18,628	31,590	60,671	48,050	61,061	235,269
The distribution by contractual maturity of the notional amounts of these debt securities issued is as follows:

EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	—	—	—	732	3,463	17,233	21,428
Senior unsecured debt	—	2,168	1,905	13,895	33,415	27,871	22,039	101,293
Senior secured debt	—	8,982	6,605	8,939	24,878	15,361	20,466	85,231
Promissory notes and other securities	—	4,158	10,521	8,531	—	—	—	23,210
Debt securities issued	—	15,308	19,031	31,365	59,025	46,695	59,738	231,162

Annual report 2020	Contents
b) Bonds and debentures outstanding
The detail, by currency of issue, of 'Bonds and debentures outstanding' is as follows:

				2020
	EUR million
Currency of issue	2020	2019	2018	Outstanding issue amount in foreign currency (Million)	Annual interest rate (%)
Euro	89,031	89,008	85,479	89,031	1.08%
US dollar	61,174	64,952	62,021	75,064	2.92%
Pound sterling	16,569	20,178	16,616	14,880	2.16%
Brazilian real	8,398	15,292	15,778	53,522	2.99%
Chilean peso	5,624	6,848	6,460	4,903,110	4.67%
Other currencies	10,781	12,177	9,144
Balance at end of year	191,577	208,455	195,498

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The changes in 'Bonds and debentures outstanding' were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	208,455	195,498	176,719
Net inclusion of entities in the Group	785	—	—
Issues	54,905	64,184	68,306
Of which:
Santander Consumer USA Holdings Inc.	12,246	15,631	15,627
Banco Santander (Brasil) S.A.	11,036	13,227	16,422
Banco Santander, S.A.	10,220	12,066	7,683
Santander UK Group Holdings plc group	6,320	4,547	14,984
Santander Consumer Finance, S.A.	2,394	5,150	3,605
SC Germany S.A., Compartment Consumer 2020-1	1,800	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,770	577	560
Santander International Products, Plc.	1,588	848	249
Santander Holdings USA, Inc.	1,269	2,778	1,210
Santander Consumer Bank AS	773	1,572	1,342
Banco Santander - Chile	766	1,644	1,483
SCF Rahoituspalvelut IX DAC	650	—	—
PSA Financial Services Spain, E.F.C., S.A.	605	—	—
Santander Consumer Bank AG	500	750	—
PSA Banque France	385	1,132	716
PSA Bank Deutschland GmbH	—	1,104	600
SCF Rahoituspalvelut VIII DAC	—	799	—
Redemptions and repurchases	(62,699)	(52,462)	(48,319)
Of which:
Banco Santander (Brasil) S.A.	(14,211)	(12,817)	(14,802)
Santander UK Group Holdings plc group	(14,102)	(9,115)	(6,800)
Santander Consumer USA Holdings Inc.	(13,959)	(14,517)	(11,939)
Banco Santander, S.A.	(5,991)	(3,303)	(4,752)
Santander Consumer Finance, S.A.	(4,371)	(2,550)	(2,366)
Banco Santander - Chile	(1,974)	(848)	(204)
Santander Holdings USA, Inc.	(1,201)	(1,990)	(903)
Santander Consumer Bank AS	(936)	(1,551)	(1,268)
Banco Santander Totta, S.A.	(784)	(739)	(41)
PSA Banque France	(684)	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(415)	(159)	(579)
Santander International Products, Plc.	(324)	(722)	(491)
PSA Bank Deutschland GmbH	—	(902)	(488)
Banca PSA Italia S.p.A.	—	—	(600)
Exchange differences and other movements	(9,869)	1,235	(1,208)
Balance at year-end	191,577	208,455	195,498

Annual report 2020	Contents
c) Notes and other securities
These notes were issued basically by Santander Consumer Finance, S.A., Santander UK plc, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A., Santander Consumer Bank AG, PSA Banque France and Banco Santander - Chile.
d) Guarantees
Set forth below is information on the liabilities secured by assets:

EUR million
	2020	2019	2018
Asset-backed securities	35,753	38,616	38,140
Of which, mortgage-backed securities	2,274	3,819	5,197
Other mortgage securities	49,425	50,269	46,026
Of which: mortgage-backed bonds	24,736	24,736	22,023
Territorial covered bond	869	1,270	1,270
	86,047	90,155	85,436
The main characteristics of the assets securing the aforementioned financial liabilities are as follows:
1.Asset-backed securities
a.Mortgage-backed securities- these securities are secured by mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them —securitised assets retained on the balance sheet— mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.
b.Other asset - backed securities: includes asset-backed securities, notes issued by securitization funds collateralized mainly by mortgage loans that do not meet the above requirements and other loans (mainly personal loans with an average maturity of five years and loans to SMEs with average maturities of seven years) and private issues of Santander Consumer Usa Holdings Inc collateralized by vehicles assigned under operating leases.
2.Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans  —see note 10.b—) which must: not be classified as of procedural stage; have available appraisals performed by specialised entities; have a loan-to-value (LTV) ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.
The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorised to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Consolidated financial statements as a whole.
e) Spanish mortgage-market issues
The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of 24 April implementing certain provisions of Mortgage Market Law 2/1981, of 25 March, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Grupo Santander's funding strategy.
The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.
Grupo Santander’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.
Grupo Santander entities have specialised document comparison procedures and tools for verifying customer information and solvency (see note 53).
Grupo Santander entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.
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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
The information required by Bank of Spain circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of 24 April is as follows:

EUR million
	2020	2019	2018
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	76,554	84,720	85,610
Of which:
Loans eligible to cover issues of mortgage-backed securities	57,382	59,517	60,195
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	17,610	14,569	15,807
Mortgage-backed bonds
The mortgage-backed bonds ('cédulas hipotecarias') issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the property register, by mortgage on all those that at any time are recorded in favour of the issuer and are not affected by the issuance of mortgage bonds and / or are subject to mortgage participations, and / or mortgage transfer certificates, and, if they exist, by substitution assets eligible to be hedged and for the economic flows generated by derivative financial instruments linked to each issue, and without prejudice to the issuer’s unlimited liability.
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
In the event of insolvency, the holders of mortgage-backed bonds, as long as they are not considered 'person especially related' to the issuing entity in accordance with Royal Legislative Decree 1/2020, of 5 May, approving the revised text of the Bankruptcy Law and Law 22/2003, of 9 July, on Bankruptcy (the Insolvency Law'), will enjoy the special privilege established in Article 270.1.1 of the aforementioned Insolvency Law. Without prejudice to the foregoing, in accordance with Article 242.10 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Article 14 of Law 2/1981 of 25 March 1981 regulating the mortgage market).
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
In the event that it would be necessary to proceed in accordance with the terms of Article 212.1 and, in accordance with the requirements of Article 413 of the Insolvency Law, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds. If the same credit or loan is subject to the payment of bonds and a mortgage bond issue, it will be paid first to the holders of the bonds.
The outstanding mortgage-backed bonds issued by Grupo Santander totalled EUR 24,736 million at 31 December 2020 (all of which were denominated in euros), of which EUR 24,286 million were issued by Banco Santander, S.A., and EUR 450 million were issued by Santander Consumer Finance, S.A. The issues outstanding at 31 December 2020 and 2019 are detailed in the separate financial statements of each of these companies.
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
None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

Annual report 2020	Contents
23. Subordinated liabilities
a) Breakdown
The detail, by currency of issue, of Subordinated liabilities, deposits and markatable debt securities, in the consolidated balance sheets is as follows:

				2020
	EUR million			Outstanding issue amount in foreign currency (million)	Annual interest rate (%)
Currency of issue	2020	2019	2018
Euro	13,570	12,542	14,001	13,570	3.86%
US dollar	5,991	6,506	7,813	7,351	5.16%
Pound sterling	565	655	628	507	8.89%
Brazilian real	—	—	—	—	—
Other currencies	1,754	1,359	1,378
Balance at end of year	21,880	21,062	23,820
Of which preference shares	196	321	345
Of which preference participations	7,425	7,709	9,717
Note 50 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Changes
The changes in Subordinated marketable debt securities in the last three years were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	20,878	23,676	21,382
Net inclusion of entities in the Group (Note 3)	—	—	—
Placements	4,075	1,056	3,266
Of which:
Banco Santander, S.A.	3,722	1,056	2,750
Banco Santander - Chile	353	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	—	281
Santander Bank Polska S.A.	—	—	235
Net redemptions and repurchases*	(2,838)	(4,009)	(1,259)
Of which:
Banco Santander, S.A.	(1,671)	(3,782)	(401)
Santander UK plc	(740)	(16)	(313)
Santander UK Group Holdings plc	(316)	—	—
Santander Bank, National Association	(111)	(19)	(163)
Banco Santander (Brasil) S.A.	—	(124)	(61)
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	(69)	(125)
Santander Holdings USA, Inc.	—	—	(195)
Exchange differences and other movements	(429)	155	287
Balance at end of year	21,686	20,878	23,676
*    The balance relating to issuances, redemptions and repurchases (EUR 1,237 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 942 million), is included in the cash flow from financing activities.
c) Other disclosures
This caption includes contingent convertible or redeemable preferred participations, as well as other subordinated financial instruments issued by consolidated companies, which do not qualify as equity (preferred shares).
Preferred shares do not have voting rights and are non-cumulative. They have been subscribed by third parties outside the Group, and except for the issues of Santander UK plc mentioned below, the rest are redeemable by decision of the issuer, according to the terms of each issue.
Banco Santander's contingently convertible preferred participations are subordinated debentures and rank after common creditors and any other subordinated credit that by law and/or by their terms, to the extent permitted by Spanish law, ranks higher than the contingently convertible preferred participations. Their remuneration is conditioned to the obtainment of sufficient distributable profits, and to the limitations imposed by the regulations on shareholders' equity, and they have no voting rights. The other issues of Banco Santander S.A. mentioned in this caption are also subordinated debentures and, for credit ranking purposes, they rank behind all the common creditors of the issuing entities and ahead of any other subordinated credit that ranks pari passu with the Bank's contingently convertible preferred participations.
The main issues of subordinated debt securities issued, broken down by company, are detailed below:
Issues by Banco Santander, S.A.
In December 2020, Banco Santander, S.A. issued subordinated debentures with a ten-year term of USD 1,500 million. The issue bears interest at an annual rate of 2.749%, payable semiannually.
In October 2020, it carried out a ten-year subordinated debenture issue for an amount of EUR 1,000 million. The issue bears interest at an annual rate of 1.625%, payable annually.
In March 2020, it proceeded to redeem early and voluntarily the entire outstanding issue of Tier 1 Contingently Convertible Preferred Participations Series I/2014, for a total nominal amount of EUR 1,500 million.
In January 2020, it carried out a placement of contingently convertible preferred participations into newly issued ordinary shares of the Bank (the 'PPCCs'), excluding the pre-emptive subscription rights of its shareholders and for a nominal amount of EUR 1.5 billion (the 'Issue' and the 'PPCCs').
The Issue was made at par and the remuneration of the PPCCs, the payment of which is subject to certain conditions and is also discretionary, was set at 4.375% per annum for the first six years, revised every five years thereafter by applying a margin of 453.4 basis points over the 5-year Mid-Swap Rate (5-year Mid-Swap Rate).
On March 5, May 8 and September 2, 2014, three issues of contingently convertible preferred participations into newly issued ordinary shares of the Bank (the PPCC) were made, for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million respectively, the payment of which is subject to certain conditions and is also discretionary. The remuneration of the issues was set at 6.25% p.a. for the first five years (revised thereafter by applying a margin of 541 basis points over the 5-year Mid-Swap Rate) for the March issue, at 6.375% p.a. for the first five years revised thereafter by applying a margin of 478.8 basis points over the 5 year Mid-Swap Rate)- for the May issue and at 6.25% p.a. for the first seven years (reviewed every five years thereafter by applying a margin of 564 basis points over the 5 year Mid-Swap Rate) for the September issue.
In April 2019, the voluntary early redemption of the preferred shares relating to the second issue made on 8 May 2014 was communicated for an amount of USD 1,500 million at the redemption date.
At 8 February 2019, Banco Santander, S.A, carried out an issue of PPCC for a nominal amount of USD 1,200 million (EUR 1,056 million). The remuneration of the issues whose payment is subject to certain conditions and is also discretionary was set at 7.50% per annum, payable quarterly, for the first seven years (revised thereafter by applying a margin of 489.9 points over the mid-swap rate).

Annual report 2020	Contents
At 19 March 2018, a "PPCC" issue was carried out, for a nominal amount of EUR 1,500 million. The remuneration of the issue, the payment of which is subject to certain conditions and is also discretionary, was set at 4.75% per annum, payable quarterly, for the first seven years (revised thereafter by applying a margin of 410 basis points over the Mid-swap rate).
At 8 February 2018, a ten-year subordinated debenture issue of EUR 1,250 million was carried out. The issue bears interest at an annual rate of 2.125% payable annually.
At 25 April and 29 September 2017, Banco Santander, S.A. carried out issues of PPCC, for a nominal amount of EUR 750 million, and EUR 1,000 million respectively. The remuneration of the PPCC, the payment of which is subject to certain conditions and is also discretionary, was set at 6.75% per annum for the first five years (revised thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue disbursed in April, at 5.25% per annum for the first six years (revised thereafter by applying a margin of 499.9 basis points over the 5 year Mid-Swap Rate) for the issue disbursed in September.
Issues by Banco Santander - Chile
In June 2020, Banco Santander Chile issued subordinated debentures for a term of fifteen years, in the amount of UF 5 million (equivalent to USD 185 million). The issue bears annual interest at 3.5%.
In April 2020, Banco Santander Chile issued two subordinated debentures, the first for a term of fourteen years, for an amount of UF 3 million (equivalent to USD 100 million), bearing annual interest at 3%, and the second for a term of nineteen years, for an amount of UF 3 million (equivalent to USD 100 million), bearing annual interest at 3.15%.
Issues Banco Santander (Brasil) S.A.
On 29 January 2014 Banco Santander (Brasil) S.A. issued Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million and the Group acquired 89.6% of the issue. The notes are perpetual and would be converted into common shares of Banco Santander (Brasil) S.A. if the common equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were lower than 5.125%. This issue was fully redeemed in fiscal year 2019.
Issues by Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
At 1 October 2018, a ten-year subordinated debenture issue was made by by Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México for a nominal amount of USD 1,300 millions and at an interest rate of 5.95%, with the group having acquired 75% of the issue.
Additionally, at 30 December 2016, a nominal amount of USD 500 million was made, with the Group having acquired 88.2% of the issue. The perpetual debentures are automatically converted into shares when the Regulatory Capital Ratio (CET1) is equal to or less than 5.125% at the conversion price.
Issues by Santander Bank Polska S.A.
At 20 April 2018, Santander Bank Polska S.A. carried out a ten-year subordinated debenture issue with a redemption option on the fifth anniversary of the issue date in the amount of PLN 1 billion. The issue bears floating interest at Wibor (6M) + .0160 basis points payable semi-annually.
The accrued interests from the subordinated liabilities during 2020 amounted to EUR 571 million (EUR 645 million and EUR 770 million during 2019 and 2018, respectively).
Interests from the PPCC during 2020 amounted to EUR 552 million (EUR 595 million and EUR 560 million in 2019 and 2018, respectively).
24. Other financial liabilities
The detail of Other financial liabilities in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Trade payables	1,177	1,279	1,323
Clearing houses	599	165	434
Tax collection accounts:
Public Institutions	4,122	4,122	3,968
Factoring accounts payable	222	409	263
Unsettled financial transactions	5,080	3,693	3,373
Lease liabilities (note 2.l)	3,049	5,108	190
Other financial liabilities	12,719	15,459	15,113
	26,968	30,235	24,664
Note 50 contains a detail of the residual maturity periods of other financial liabilities at each year-end.
Lease liabilities
The cash outflow of leases in 2020 was EUR 789 million (EUR 946 million in 2019).
The analysis of the maturities of lease liabilities as of 31 December 2020 is shown below:

EUR million
	2020	2019
Maturity Analysis - Discounted payments
Within 1 year	594	766
Between 1 and 3 years	981	1,254
Between 3 and 5 years	637	875
Later than 5 years	837	2,213
Total discounted payments at the end of the year	3,049	5,108
During 2020 and 2019, there were no significant variable lease payments not included in the valuation of lease liabilities.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
25. Provisions
a) Breakdown
The detail of Provisions in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Provision for pensions and other obligations post-employments	3,976	6,358	5,558
Other long term employee benefits	1,751	1,382	1,239
Provisions for taxes and other legal contingencies	2,200	3,057	3,174
Provisions for contingent liabilities and commitments (note 2)	700	739	779
Other provisions	2,225	2,451	2,475
Provisions	10,852	13,987	13,225
b) Changes
The changes in 'Provisions' in the last three years were as follows:

EUR million
	2020
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	6,358	1,382	739	5,508	13,987
Incorporation of Group companies, net	(5)	—	(1)	(2)	(8)
Additions charged to income	(217)	782	50	1,934	2,549
Interest expense (note 39)	84	11	—	—	95
Staff costs (note 47)	69	7	—	—	76
Provisions or reversion of provisions	(370)	764	50	1,934	2,378
Addition	6	787	490	2,258	3,541
Release	(376)	(23)	(440)	(324)	(1,163)
Other additions arising from insurance contracts linked to pensions	2	—	—	—	2
Changes in value recognised in equity	547	—	—	—	547
Payments to pensioners and pre-retirees with a charge to internal provisions	(303)	(408)	—	—	(711)
Benefits paid due to settlements	(1,551)	—	—	—	(1,551)
Insurance premiums paid	(1)	—	—	—	(1)
Payments to external funds	(333)	—	—	—	(333)
Amounts used	—	—	—	(2,485)	(2,485)
Transfer, exchange differences and other changes	(521)	(5)	(88)	(530)	(1,144)
Balances at end of year	3,976	1,751	700	4,425	10,852

Annual report 2020	Contents

EUR million
	2019					2018
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	5,558	1,239	779	5,649	13,225	6,345	1,686	814	5,841	14,686
Incorporation of Group companies, net	—	(1)	—	—	(1)	—	—	—	(30)	(30)
Additions charged to income	173	729	(31)	2,836	3,707	38	251	(49)	2,253	2,493
Interest expense (note 39)	128	17	—	—	145	165	21	—	—	186
Staff costs (note 47)	65	7	—	—	72	78	6	—	—	84
Provisions or reversion of provisions	(20)	705	(31)	2,836	3,490	(205)	224	(49)	2,253	2,223
Addition	10	713	422	4,276	5,421	7	227	455	4,612	5,301
Release	(30)	(8)	(453)	(1,440)	(1,931)	(212)	(3)	(504)	(2,359)	(3,078)
Other additions arising from insurance contracts linked to pensions	4	—	—	—	4	(7)	—	—	—	(7)
Changes in value recognised in equity	1,520	—	—	—	1,520	(482)	—	—	—	(482)
Payments to pensioners and pre-retirees with a charge to internal provisions	(331)	(612)	—	—	(943)	(332)	(625)	—	—	(957)
Benefits paid due to settlements	—	—	—	—	—	—	—	—	—	—
Insurance premiums paid	(1)	—	—	—	(1)	(2)	—	—	—	(2)
Payments to external funds	(455)	—	—	—	(455)	(368)	—	—	—	(368)
Amounts used	—	—	—	(2,907)	(2,907)	—	—	(3)	(2,548)	(2,551)
Transfer, exchange differences and other changes	(110)	27	(9)	(70)	(162)	366	(73)	17	133	443
Balances at end of year	6,358	1,382	739	5,508	13,987	5,558	1,239	779	5,649	13,225
c) Provision for pensions and other obligations post –employments and Other long term employee benefits
The detail of Provisions for pensions and similar obligations is as follows:

EUR million
	2020	2019	2018
Provisions for post-employment plans - Spanish entities	1,881	3,951	3,930
Provisions for other similar obligations - Spanish entities	1,695	1,321	1,189
Of which pre-retirements	1,676	1,303	1,172
Provisions for post-employment plans - United Kingdom	449	329	130
Provisions for post-employment plans - Other subsidiaries	1,646	2,078	1,498
Provisions for other similar obligations - Other subsidiaries	56	61	50
Provision for pensions and other obligations post -employments and Other long term employee benefits	5,727	7,740	6,797
Of which defined benefits	5,719	7,731	6,791

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
i. Spanish entities - Post-employment plans and other similar obligations
At 31 December 2020, 2019 and 2018, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date. In 2020, 443 employees benefited from the pre-retirement and incentivised retirement plan, being the provision set up to cover these commitments of EUR 84 million. In 2019 and 2018 the provisions accounted for benefit plans and contribution commitments were EUR 688 million and 209 million respectively. In December 2020, Banco Santander reached an agreement with the workers' representatives to implement an early retirement and voluntary redundancy plan to which 3,572 employees are expected to apply during 2021; additionally, a total of 64 people are expected to apply for early retirement and voluntary redundancy offers in other societies in Spain. The provision set up to cover these commitments amounts to EUR 688 million.
In December 2019 Banco Santander reached an agreement with the workers' representatives to offer during 2020 to part of its passive personnel, the possibility of receiving the pensionable rights derived from the collective bargaining agreement in the form of a single consideration or divided into a maximum of 5 equal annuities. The proposal was also extended to personnel with pensionable rights recognized under individual contracts or agreements. The number of beneficiaries who exercised the voluntary option of accepting the substitution of the life annuity for the payment of a lump sum in the form of a capital sum or in instalments of a maximum of 5 annuities amounted to 15,613 people. The effect of the reduction of the aforementioned commitments is shown in the tables below under the headings 'Benefits paid in settlement' in the amount of EUR 1,551 million and 'Effect of reduction/settlement' in the amount of EUR 362 million.
The expenses incurred by the Spanish companies in 2020, 2019 and 2018 in respect of contributions to defined contribution plans amounted to EUR 89 million, EUR 89 million and EUR 87 million, respectively.
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques.
1.    Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Annual discount rate	0.60%	0.80%	1.55%	0.60%	0.80%	1.55%
Mortality tables	PE2020 M/F Col. Order 1	PERM/F-2000	PERM/F-2000	PE2020 M/F Col. Order 1	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual salary increase rate	1,25%*	1.25%*	2.00%*	N/A	N/A	N/A
Annual social security pension increase rate	1.00%	1.00%	1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0%	0%	From 0% to 1.50%
*    Corresponds to the group’s defined-benefit obligations.

Annual report 2020	Contents
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) matching the durations of the commitments. From the bond portfolio considered, callable, putable and sinkable bonds, which could distort the rates, are excluded.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2020, if the discount rate used had been decreased or increased by 50 basis points (bp), there would have been an increase or decrease in the present value of the post-employment obligations of 5.43% (-50 bp) to -5.10% (+50 bp),respectively, and an increase or decrease in the present value of the long-term obligations of 1.11% (-50 bp) to -1.08% (+50 bp), respectively.
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
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Expected rate of return on plan assets	0.60%	0.80%	1.55%	0.60%	0.80%	1.55%
Expected rate of return on reimbursement rights	0.60%	0.80%	1.55%	N/A	N/A	N/A
The funding status of the defined benefit obligations in 2020 and the two preceding years is as follows:

EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Present value of the obligations
To current employees	60	59	60	—	—	—
Vested obligations to retired employees	3,318	5,393	5,332	—	—	—
To pre-retirees employees	—	—	—	1,688	1,317	1,187
Long-service bonuses and other benefits	—	—	—	18	18	17
Other	41	42	35	1	—	—
	3,419	5,494	5,427	1,707	1,335	1,204
Less - Fair value of plan assets	1,542	1,547	1,500	12	14	15
Provisions - Provisions for pensions	1,877	3,947	3,927	1,695	1,321	1,189
Of which:
Internal provisions for pensions	1,707	3,759	3,720	1,695	1,321	1,189
Insurance contracts linked to pensions (note 14)	174	192	210	—	—	—
Unrecognised net assets for pensions	(4)	(4)	(3)	—	—	—
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Current service cost	10	12	18	1	1	1
Interest cost (net)	26	53	73	9	15	18
Expected return on insurance contracts linked to pensions	(1)	(2)	(4)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	(3)	7	7
Past service cost	2	3	3	—	1	5
Pre-retirement cost	—	1	1	772	687	208
Other*	(372)	(29)	(4)	(15)	(2)	—
	(335)	38	87	764	709	239
*Including reduction/settlement effect

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
In addition, in 2020 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has increased by EUR 84 million with respect to defined benefit obligations (increased of EUR 278 million and decreased of EUR 65 million in 2019 and 2018, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Present value of the obligations at beginning of year	5,494	5,427	5,912	1,335	1,204	1,660
Incorporation of Group companies, net	—	—	(36)	—	(1)	—
Current service cost	10	12	18	1	1	1
Interest cost	39	72	99	9	15	18
Pre-retirement cost	—	1	1	772	687	208
Effect of curtailment/settlement	(372)	(29)	(4)	(15)	(2)	—
Benefits paid	(359)	(400)	(423)	(392)	(599)	(617)
Benefits paid due to settlements	(1,551)	—	—	—	—	—
Past service cost	2	3	3	—	1	5
Actuarial (gains)/losses	163	407	(145)	(3)	7	6
Demographic actuarial (gains)/losses	91	15	(21)	(8)	(9)	(3)
Financial actuarial (gains)/losses	72	392	(124)	5	16	9
Exchange differences and other items	(7)	1	2	—	22	(77)
Present value of the obligations at end of year	3,419	5,494	5,427	1,707	1,335	1,204
The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Annual report 2020	Contents

Plan Assets
EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Fair value of plan assets at beginning of year	1,547	1,500	1,640	14	15	17
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on plan assets	13	19	26	—	—	—
Benefits paid	(94)	(108)	(115)	(2)	(2)	(2)
Contributions/(surrenders)	5	8	21	—	—	—
Actuarial gains/(losses)	76	128	(73)	—	—	(1)
Exchange differences and other items	(5)	—	1	—	1	1
Fair value of plan assets at end of year	1,542	1,547	1,500	12	14	15

Insurance Contracts linked to pensions
EUR million
	Post-employment plans			Other similar obligations
	2020	2019	2018	2020	2019	2018
Fair value of insurance contracts linked to pensions at beginning of year	192	210	238	—	—	1
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on insurance contracts linked to pensions	1	2	4	—	—	—
Benefits paid	(21)	(24)	(27)	—	—	(1)
Paid premiums	—	—	2	—	—	—
Actuarial gains/(losses)	2	4	(7)	—	—	—
Fair value of insurance contracts linked to pensions at end of year	174	192	210	—	—	—
In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group has not made material current contributions in Spain in 2020 to fund its defined-benefit pension obligations.
The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.
The following table shows the estimated benefits payable at 31 December 2020 for the next ten years:

EUR million
2021	1,038
2022	771
2023	660
2024	548
2025	464
2026 to 2030	1,619
ii. United Kingdom
At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 91 million in 2020 (EUR 93 million in 2019 and EUR 93 million in 2018).
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:
1.    Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2020	2019	2018
Annual discount rate	1.28%	2.11%	2.90%
Mortality tables	The S3 Middle tables weighted at 84% of the CMI_2018 projection with an initial addition of 0.15%, smoothing parameter 7 and improving 1.25%.	The S3 Middle tables weighted at 84% of the CMI_2018 projection with an initial addition of 0.15%, smoothing parameter 7 and improving 1.25%.	108/86 S2 Light
Cumulative annual CPI growth	2.95%	3.01%	3.22%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.85%	2.91%	2.94%
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2020, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 10.25% (-50 bp) and -9.32% (+50 bp), respectively.If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 5.35% (+50 bp) and -6.73% (-50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.
The funding status of the defined benefit obligations in 2020 and the two preceding years is as follows:

EUR million
	2020	2019	2018
Present value of the obligations	15,472	14,297	12,079
Less-
Fair value of plan assets	15,575	14,755	12,887
Provisions - Provisions for pensions	(103)	(458)	(808)
Of which:
Internal provisions for pensions	449	329	130
Net assets for pensions	(552)	(787)	(938)
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	2020	2019	2018
Current service cost	30	27	31
Interest cost (net)	(12)	(24)	(6)
Provisions or reversal of provisions, net	(1)	—	—
Cost of services provided	—	—	—
Others	(1)	—	—
	17	3	25
In addition, in 2020 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' increase by EUR 568 million with respect to defined benefit obligations (2019: increased of EUR 601 million; 2018: decreased of EUR 481 million).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	2020	2019	2018
Present value of the obligations at beginning of year	14,297	12,079	13,056
Current service cost	30	27	31
Interest cost	284	352	320
Benefits paid	(445)	(441)	(489)
Contributions made by employees	17	18	24
Past service cost	—	—	—
Actuarial (gains)/losses	2,060	1,594	(766)
Demographic actuarial (gains)/losses	34	48	(21)
Financial actuarial (gains)/losses	2,026	1,546	(745)
Exchange differences and other items	(771)	668	(97)
Present value of the obligations at end of year	15,472	14,297	12,079

Annual report 2020	Contents
The changes in the fair value of the plan assets were as follows:

EUR million
	2020	2019	2018
Fair value of plan assets at beginning of year	14,755	12,887	13,239
Expected return on plan assets	296	376	326
Benefits paid	(443)	(441)	(489)
Contributions	274	244	209
Actuarial gains/(losses)	1,492	993	(285)
Exchange differences and other items	(799)	696	(113)
Fair value of plan assets at end of year	15,575	14,755	12,887
In 2021 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2020.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2020	2019	2018
Equity instruments	9%	12%	17%
Debt instruments	55%	46%	50%
Properties	10%	11%	10%
Other	26%	31%	23%
The following table shows the estimated benefits payable at 31 December 2020 for the next ten years:

EUR million
2021	400
2022	343
2023	368
2024	382
2025	405
2026 to 2030	2,320
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At 31 December 2020, 2019 and 2018, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 103 million in 2020 (EUR 110 million at 31 December 2019 and EUR 107 million at 31 December 2018).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.
Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the
Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 6.82% and 7.14%, the CPI 3.25% and the mortality table the AT-2000.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2020, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 5.59% and -5.10%, respectively.These changes would be offset in part by increases or decreases in the fair value of the assets.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2020 and the two preceding years is as follows:

EUR million
	2020	Of which business in Brazil	2019	2018
Present value of the obligations	8,434	5,541	10,717	9,116
Less-
Of which: with a charge to the participants	112	112	176	167
Fair value of plan assets	7,182	5,340	8,826	7,743
Provisions - Provisions for pensions	1,140	89	1,715	1,206
Of which:
Internal provisions for pensions	1,694	617	2,129	1,541
Net assets for pensions	(83)	(57)	(116)	(77)
Unrecognised net assets for pensions	(471)	(471)	(298)	(258)
The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

EUR million
	2020	2019	2018
Current service cost	35	32	34
Interest cost (net)	72	101	101
Provisions or reversion of provisions
(Actuarial gains)/losses recognised in the year	11	12	5
Past service cost	5	6	3
Pre-retirement cost	—	—	(6)
Other	(5)	(1)	(203)
	118	150	(66)
In addition, in 2020 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' decreased by EUR 105 million with respect to defined benefit obligations (increased EUR 641 million and increased EUR 64 million in 2019 and 2018, respectively).
In June 2018, the Group in Brazil reached an agreement with the labour unions to modify the scheme of contributions to certain health benefits, which implied a reduction in commitments amounting to EUR 186 million, shown in the following tables under the heading 'Effect to curtailment/settlement'.
The changes in the present value of the accrued obligations were as follows:

EUR million
	2020	2019	2018
Present value of the obligations at beginning of year	10,717	9,116	9,534
Incorporation of Group companies, net	(84)	—	36
Current service cost	35	32	34
Interest cost	465	651	646
Pre-retirement cost	—	—	(6)
Effect of curtailment/settlement	(5)	(1)	(199)
Benefits paid	(544)	(666)	(634)
Benefits paid due to settlements	—	—	—
Contributions made by employees	3	5	5
Past service cost	5	6	3
Actuarial (gains)/losses	176	1,652	390
Demographic actuarial (gains)/losses	23	3	(59)
Financial actuarial (gains)/losses	153	1,649	449
Exchange differences and other items	(2,334)	(78)	(693)
Present value of the obligations at end of year	8,434	10,717	9,116

Annual report 2020	Contents
The changes in the fair value of the plan assets were as follows:

EUR million
	2020	2019	2018
Fair value of plan assets at beginning of year	8,826	7,743	7,927
Incorporation of Group companies, net	(86)	—	—
Expected return on plan assets	410	573	573
Benefits paid	(488)	(613)	(602)
Benefits paid due to settlements	—	—	—
Contributions	63	214	199
Actuarial gains/(losses)	536	1,021	308
Exchange differences and other items	(2,079)	(112)	(662)
Fair value of plan assets at end of year	7,182	8,826	7,743
In 2021 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2020.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2020	2019	2018
Equity instruments	11%	8%	7%
Debt instruments	84%	84%	83%
Properties	1%	1%	1%
Other	4%	7%	9%
The following table shows the estimated benefits payable at 31 December 2020 for the next ten years:

EUR million
2021	482
2022	488
2023	494
2024	502
2025	509
2026 to 2030	2,639
d) Provisions for taxes and other legal contingencies and Other provisions
'Provisions - Provisions for taxes and other legal contingencies' and 'Provisions - Other provisions', which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.
The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

EUR million
	2020	2019	2018
Recognised by Spanish companies	1,647	1,381	1,647
Recognised by other EU companies	539	1,100	1,044
Recognised by other companies	2,239	3,027	2,958
Of which:
Brazil	1,475	2,484	2,496
	4,425	5,508	5,649
Set forth below is the detail, by type of provision, of the balance at 31 December 2020, 2019 and 2018 of Provisions for taxes and other legal contingencies and Other provisions.
The types of provision were determined by grouping together items of a similar nature:

EUR million
	2020	2019	2018
Provisions for taxes	600	759	864
Provisions for employment-related proceedings (Brazil)	437	776	859
Provisions for other legal proceedings	1,163	1,522	1,451
Provision for customer remediation	395	725	652
Regulatory framework-related provisions	69	67	105
Provision for restructuring	810	641	492
Other	951	1,018	1,226
	4,425	5,508	5,649
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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
The group's general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
The main movements during the 2020 of the breakdown provisions are shown below:
With respect to provisions for labor and other legal proceedings, in Brazil, provisions of EUR 176 million and EUR 178 million were recorded, making payments of EUR 318 million and EUR 138 million, respectively. The remaining variation is mainly due to currency depreciation.
With respect to provisions for customer compensation, the decline is mainly due to the exchange rate effect and utilizations in the United Kingdom of EUR 147 million. In addition, EUR 21 million was provided in Poland to cover the CHF mortgage portfolio in the year.
On the regulatory framework side, EUR 99 million was provisioned in the United Kingdom and a utilization of EUR 97 million was made in the year (Bank Levy and FSCS). In addition, in Poland, EUR 124 million were provided for under the regulatory framework and paid during the year.
In addition, restructuring provisions amounted to EUR 299 million in Spain, EUR 182 million in the United Kingdom, EUR 41 million in Poland, EUR 66 million in Portugal and EUR 51 million in the Consumer Unit. This increase is partially offset by the use of EUR 158 million in the United Kingdom, EUR 99 million in Spain, EUR 61 million in Consumer and EUR 32 million in Portugal.
e) Litigation and other matters
i. Tax-related litigation
At 31 December 2020 the main tax-related proceedings concerning the Group were as follows:
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
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavorably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavorably and is pending a motion of clarification, which could be appealed to higher courts. There is a provision recognized for the estimated loss.

Annual report 2020	Contents
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
• Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamentos S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. A defense against the tax assessment notices was submitted. The notice related to the fiscal years 2014 and 2015 has already been appealed at the CARF, meanwhile the one related to the fiscal years of 2016 to 2018 is pending on judgment. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 821 million, and for lawsuits that qualify as contingent liabilities is EUR 2,972 million.
•Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On 17 July 2018, the District Court finally ruled against Santander Holdings USA, Inc. On September 5, 2019 the Federal District Court in Massachusetts entered a judgement resolving the Company’s tax liability for fiscal years 2003 to 2005, which had no effect on income. The Company has agreed to resolve the treatment of the same transactions for 2006 and 2007, consistent with the September 5, 2019 judgment. The Congressional Joint Committee on Taxation has completed its review of the proposed resolution of the 2006 and 2007 tax years, with no objection. The Company and the IRS are now finalizing that resolution, which will have no impact on net income
•Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction of the financial goodwill regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Advocate-General has issued his conclusions proposing the dismissal of the appeal. The dismissal of this appeal would not have effect on equity.
At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.
ii. Non-tax-related proceedings
At 31 December 2020 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. At 31 December 2020, the remaining provision for PPI redress and related costs was GBP 76 million – EUR 85 million - (GBP 189 million – EUR 222 million at 31 December 2019). There was no additional provision in 2020.
Cumulative complaints from the inception of the PPI complaints process to 31 December 2020, regardless of the likelihood of Santander UK incurring in liability, were 4.6 million. At 31 December 2020, there are an estimated 3,500 complaints still requiring assessment and, Santander UK has also entered into a commercial negotiation with the Official Receiver.
Although the deadline for bringing complaints has passed, customers can still commence litigation for PPI mis-selling. Provision has been made for the best estimate of any obligation to pay compensation in respect of current stock and estimated future claims. There are ongoing factual issues to be resolved regarding such litigation which may have legal consequences including the volume and quality of future litigation claims. As a result, the extent of the

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
potential liability and amount of any compensation to be paid remains uncertain.
In relation to a specific PPI portfolio of complaints, there is a legal dispute regarding allocation of liability for pre-2005 PPI policies underwritten by two affiliates (Axa France) that Axa Group acquired from Genworth Financial International Holdings, Inc. in September 2015. The dispute involves a Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was distributor of the refer pre-2005 PPI policies and Santander Insurance Services UK Limited (the Santander Entities).
In July 2017, Santander UK plc notified Axa France that the Santander Entities did not accept liability for losses on PPI policies relating to this period, but entered in a Complaints Handling Agreement –that included a standstill agreement- agreeing to handle complaints on Axa affiliates behalf, paying these latter companies redress assessed to be due to relevant policyholders on a without prejudice basis.
After the termination of the Complaints Handling Agreement, on 30 December 2020 Axa France has provided written notice to the Santander Entities to terminate the standstill agreement, and that the Santander Entities are liable to reimburse AXA France for pre-2005 PPI mis-selling losses currently estimated at GBP 631 million (EUR 706 million). This dispute is at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is not currently practicable to reliably predict the resolution of the matter including timing or the significance of the possible impact. The provision for this dispute includes the best estimate of Santander UK’s liability to the specific portfolio.
•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa have in turn claim the Bank to repay EUR 56.8 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. In 2009, Mobiliaria Monesa, S.A. (parent of Delforca) filed a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, the Supreme Federal Court (STF) rejected the extraordinary appeal filed by Banco Santander Brasil. The Bank filed a rescission action to nullify the decisions of the main proceedings and suspend the execution of the judgment, which was deemed inadmissible, and its execution has been suspended until the publication of the decision. At the moment we have the legal opinion of the bank's external advisers, who have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of today.
•“Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already approved by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from May 2018. On 29 May 2020, the Supremo Tribunal Federal approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the “Collor I Plan”. The provisions recorded for the economic plan processes are considered to be sufficient.
•Floor clauses: in consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 2 January, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. Grupo Santander considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. At 31 December 2020, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 51 million, amount which is fully covered by provisions.

•Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U.,

Annual report 2020	Contents
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

At this stage, it is not possible to foresee the total number of claims that could be filed by the former holders of shares and capital instruments (arising from the acquisition by investors of such shares and capital instruments of Banco Popular prior to resolution, including in particular, without limitation, the shares acquired in the context of the capital increase with pre-emptive subscription rights carried out in 2016), and their economic implications (especially considering that the decision to resolve in application of the new regulation has no precedent, and that it may be possible that future claims do not specify a specific amount, put forward new legal interpretations or involve a large number of parties).

In this respect, on 2 September 2020, the Provincial Court of La Coruña has referred a preliminary ruling to the Court of Justice of the European Union (“CJEU”) asking for the correct interpretation of Article 60(2) of Directive 2014/59/EU of the European Parliament and of the Councill, dated 15 May 2014, which establishes a framework for the restructuring and resolution of credit institutions and investment firms. This article establishes that, in cases of redemption of capital instruments in a bank resolution, no liability shall remain in relation to the amount of the instrument that has been redeemed. The judgement given by the CJEU in this case is likely to condition the outcome on the judicial proceedings that are currently open.

The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The provisions recorded are considered sufficient to cover the risks associated with the court claims currently being dealt with. However, if additional amounts have to be paid for claims already raised with an undetermined economic interest or for new claims, this could have a significant adverse effect on the Santander Group's results and financial situation.

Likewise, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, is being investigated the following: (i) the accuracy of the prospectus for the capital increase with pre-emptive subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank, in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court who have rejected the appeal. In this procedure, Banco Santander has the status of possible subsidiary civil liability.

•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.

Grupo Santander is cooperating with the German authorities. According to the state of the investigations, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.

•Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state's consumer protection statutes. These states served on behalf of a group of 33 state Attorneys General. The subpoenas and CIDs contained broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC responded to these requests within the deadlines specified and has otherwise cooperated with the Attorneys General with respect to this matter. On 19 May 2020, SC entered into settlements with all the attorneys general resolving this investigation. The agreement had no significant impact for the Group.

•Financial Industry Regulatory Authority (FINRA) Puerto Rico Arbitrations: as of 31 December 2020, Santander Securities LLC (SSLLC) had received 770 FINRA arbitration cases related to Puerto Rico Bonds issued by public and public related entities, as well as Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract, unsuitability, over-concentration of the investments and failure to supervise. There were 141 arbitration cases that remained pending as of 31 December 2020.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods. The provisions recorded for these matters are considered sufficient.

•IRPH Index: a portion of our Spanish mortgage loan portfolio bears interest at a rate indexed to the 'Índice de Referencia de Préstamos Hipotecarios' known as 'IRPH', which, at the time the contracts were entered into, served as reference rate for many mortgage loan agreements in Spain and was published by the Bank of Spain. Consumers in Spain have brought lawsuits against most of the Spanish

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
banking sector alleging that the use and related disclosures of such rate did not comply with the transparency requirements of European regulation. On 14 December 2017, the Supreme Court of Spain ruled that these clauses were valid, as the IRPH is an official rate and therefore non-subject to transparency requirements. The matter was referred to the Court of Justice of the European Union through a preliminary ruling procedure. On 3 March 2020 the CJEU rendered its decision.

The CJEU ruled that, being the IRPH a valid index, national courts are entitled to examine its use on each particular contract in order to verify whether the transparency requirements have been met. When carrying out the transparency control, national courts have to take into account all the circumstances surrounding the conclusion of the particular contract, including whether essential information relating to the calculation of that rate was easily accessible and the provision of data relating to past fluctuations of the index. Finally, with regards to the effects of nullity of an IRPH index clause, the CJUE entitles national courts to substitute it with another statutory index, thus not declaring the nullity of the whole contract.

On 12 November 2020, the Supreme Court has issued four judgments applying the doctrine established by the CJUE that resolve individual appeals in which the validity of the IRPH clauses was questioned. The Court understands that in those cases there is a lack of transparency because the financial institutions had not been able to prove the delivery to the client of the information on the evolution of the index in the two years prior to the contract. However, the Supreme Court reminds that the lack of transparency does not automatically imply the invalidity of the clause, but rather it is necessary to analyze whether this lack of transparency generates abusiveness. The Supreme Court resolves that in the case of the IRPH, that specific lack of transparency does not mean that the clause is abusive to the detriment of the client, so the clause is valid and fully applicable.

Currently, the balance of the relevant mortgage indexed to IRPH loans held by the Group, equals approximately EUR 3.1 billion.

•Banco Santander, S.A. has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant seeks compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. has answered to the complaint. In this answer, it is stated that the conditions to which the appointment was subject to were not met and that the contract required by law was not concluded. Trial will take place on 10 March 2021.
•CHF Polish Mortgage Loans: On 3 October 2019, the Court of Justice of the European Union (CJEU) rendered its decision in relation to a lawsuit against an unrelated bank in Poland, with regards to unfair contractual clauses in consumer agreements, specifically the consequences of potentially unfair contractual clauses in CHF-indexed loan agreements. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In that case, the court may only integrate the contract with default provisions of national law and decide, in accordance with those provisions, on the applicable rate.
On March 2021, the Supreme Court is expected to take a position regarding the key issues in disputes concerning loans based on foreign currency, clarifying the discrepancies and unifying the court jurisprudence.

In December 2020, the Chairman of the Financial Supervision Authority announced a high-level proposal for voluntary settlements between banks and borrowers under which active loans based on Swiss francs would be converted into PLN loans with interest at the WIBOR rate and an appropriate margin. No details of the proposal, or legal or tax considerations, were provided as at the date of publication of these financial statements. This proposal is currently under analysis within the Bank, as well as by representatives of the financial sector in consultation with the competent authorities. Depending on the results of this analysis, the Bank will decide whether to adhere to this proposal and will proceed to include additional scenarios in the models for calculating provisions and reflect the estimated impact on their level. The Group considers that the maximum risk associated to this proposal, assuming that 100% of customers choose to convert their active loans as proposed, would amount to approximately PLN 3.5bn (EUR 768 million).

While these two events could lead to significant changes in the level of expected provisions, in the opinion of the Management Board, as at the date of these financial statements it is not possible to reliably estimate the value of their impact on the financial position of the Group.

As of 31 December 2020, Santander Bank Polska and Santander Consumer Bank Poland have a portfolio of mortgage loans denominated in, or indexed to, CHF of approximately PLN 9,853 million (EUR 2,161 million). At the same date, the provision registered is PLN 603 million (EUR 132 million). This provision represents the best estimate to date given the difficulty to predict the financial impact, as it is for national courts to decide the relevant issues and the process of analysing and deciding on the proposal described above has not yet been completed. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions in the upcoming reporting periods.

The Bank and the other group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

Annual report 2020	Contents
With the information available to it, Grupo Santander considers that, at 31 December 2020, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the group’s business, financial position or results of operations.
26. Other liabilities
The detail of Other liabilities in the consolidated balance sheets is as follows:

EUR million
	2020	2019	2018
Transactions in transit	498	663	803
Accrued expenses and deferred income	6,309	6,909	6,621
Other	5,529	5,220	5,664
	12,336	12,792	13,088

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
b) Years open for review by the tax authorities
In 2018 the conformity and non-conformity acts relating to the corporate income tax financial years 2009 to 2011 were formalised. The adjustments signed in conformity had no significant impact on results and, in relation to the concepts signed in disconformity both in this year and in previous years (corporate income tax 2003 to 2007), Banco Santander, S.A., as the Parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the adjustments made should not have a significant impact on the consolidated financial statements, as there are sound arguments as proof in the appeals filed against them pending at the National Appellate Court (tax years 2003 to 2007) and the Economic Administrative Court (tax years 2009-2011). Consequently, no provision has been recorded for this concept. Following the completion of these actions for 2009 to 2011, subsequent years up to and including 2020 are subject to review. At the date of approval of these accounts, the Corporate Income Tax proceedings for periods not yet prescribed up to and including 2015, and the proceedings relate to other taxes up to and including 2016 are on going.
Likewise, relating the Consolidated Tax Group of which Banco Popular Español, S.A.U. was the parent, in 2018 a certificate of conformity was drawn up in a partial proceeding, confirming the 2016 Corporate Income Tax return. During 2019, a certificate of disconformity was drawn up for 2017 corporate income tax, with no impact on profit, and the final assessment has been appealed. In relation to this Consolidated Tax Group, the years 2010 to 2017 inclusive are subject to review. On 1 January 2018 those entities that were part of the aforementioned Consolidated Tax Group were integrated in the Consolidate Tax Group which parent company is Banco Santander.
The other entities have the corresponding years open for review, pursuant to their respective tax regulations.
Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the rest of years subject to review might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will materialize, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
c) Reconciliation
The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

EUR million
	2020	2019	2018
Consolidated profit (loss) before tax:
From continuing operations	(2,076)	12,543	14,201
From discontinued operations	—	—	—
	(2,076)	12,543	14,201
Income tax at tax rate applicable in Spain (30%)	(623)	3,763	4,260
By the effect of application of the various tax rates applicable in each country*	362	243	509
Of which:
Brazil	560	502	719
United Kingdom	(43)	(80)	(99)
United States	(71)	(71)	(57)
Chile	(24)	(35)	(35)
Effect of profit or loss of associates and joint ventures	29	(97)	(221)
Effect of reassessment of deferred taxes	2,500	(612)	—
Permanent differences and other **	3,364	1,130	338
Current income tax	5,632	4,427	4,886
Effective tax rate	—	35.29%	34.40%
Of which:
Continuing operations	5,632	4,427	4,886
Discontinued operations (note 37)	—	—	—
Of which:
Current taxes	4,214	3,962	4,763
Deferred taxes	1,418	465	123
Income tax (receipts)/payments	2,946	2,593	3,342
*    Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
**    In 2020 and 2019 it includes mainly the impairment of goodwill and in 2018 the recognition of tax credits in Portugal.
d) Tax recognised in equity
In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2020, 2019 and 2018:

EUR million
	2020	2019	2018
Other comprehensive income
Items not reclassified to profit or loss	(82)	500	(225)
Actuarial gains or (-) losses on defined benefit pension plans	(165)	499	(199)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	92	(42)	—
Financial liabilities at fair value with changes in results attributable to changes in credit risk	(9)	43	(26)
Items that may be reclassified to profit or loss	208	(832)	124
Cash flow hedges	5	(17)	(50)
Changes in the fair value of debt instruments through other comprehensive income	195	(811)	167
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	8	(4)	7
Total	126	(332)	(101)
e) Deferred taxes
'Tax assets' in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. 'Tax liabilities' includes the liability for the Group’s various deferred tax liabilities.
On 26 June 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every member State as from 1 January 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.

Annual report 2020	Contents
This legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.
In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as 'monetizable tax assets').
Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of 29 December 2010, and amended by Law no. 10, of 26 February 2011. In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of 28 February 2013, that become Ordinary Law 12838/2013, and, in Spain, through Royal Decree Law 14/2013, of 29 November confirmed by Law 27/2014, of 27 November, tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.
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
The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at 31 December 2020, 2019 and 2018 is as follows:

EUR million
	2020		2019		2018
	Monetizable* **	Other	Monetizable* **	Other	Monetizable* **	Other
Tax assets:	10,721	8,525	11,233	11,525	10,866	12,392
Tax losses and tax credits	—	1,093	—	3,428	—	4,276
Temporary differences	10,721	7,432	11,233	8,097	10,866	8,116
Of which:
Non-deductible provisions	—	2,139	—	2,751	—	2,613
Valuation of financial instruments	—	483	—	400	—	609
Loan losses	7,134	1,007	7,645	1,086	7,279	1,308
Pensions	3,587	875	3,587	1,009	3,587	632
Valuation of tangible and intangible assets	—	1,373	—	1,317	—	1,215

Tax liabilities:	—	5,933	—	6,522	—	5,568
Temporary differences	—	5,933	—	6,522	—	5,568
Of which:
Valuation of financial instruments	—	1,791	—	2,073	—	1,168
Valuation of tangible and intangible assets	—	2,311	—	1,962	—	1,503
Investments in Group companies	—	440	—	831	—	880
*Not deductible from regulatory capital.
**Banco Popular Español, S.A.U. considered that part of its monetizable assets were converted into credit against the Tax Administration in 2017 income tax return, as the circumstances of the aforementioned regulations were met at the end of that year (EUR 995 million). The Spanish tax authorities have expressly confirmed the nature of these assets as monetizable, but they consider that conditions for conversion are not met at the end of 2017, without prejudice to the conversion in future years.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Grupo Santander only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.
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

a)Microeconomic variables of the entities that make up the fiscal group in each location: the existing balance structure, the mix of products offered and the commercial strategy at each moment defined by local directions are taken into account, based on the competition, regulatory and market environment.
b)Macroeconomic variables: estimated growths are based on the evolution of the economic environment considering the expected evolution in the gross domestic product of each location, and the forecasts of interest rates, inflation and exchange rates fluctuations. These data is provided by the Group’s Studies Service, based on external sources of information.
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
During 2020, taking into account the uncertainties about the economic impacts derived from the covid-19 health crisis, the Group has reassessed the ability to generate future taxable income in relation to the recoverability of deferred tax assets recorded in the main Group companies. Management considers that the recovery period of these assets would not be affected and that it is not necessary to make adjustments to the deferred tax assets recognised in the Group on the basis of the results of the analyses performed, except in Spain, where the Group considers that the changes in the key assumptions on which the projected results of its tax group are based, arising from the impact of covid-19, have resulted in the recognition of an impairment of EUR 2,500 million of deferred tax assets under 'Income Tax' in the income statement.

Finally, and given the degree of uncertainty of these assumption on the referred variables, the Group conducts a sensitivity analysis of the most significant assumptions considered in the deferred tax assets’ recoverability analysis, considering any reasonable change in the key assumptions on which the projections of results of each entity or fiscal group and the estimation of the reversal of the different temporary differences are based.

In relation to Spain, the sensitivity analysis has consisted of adjusting 50 basis points for growth (gross domestic product) and adjusting 50 basis points for inflation. Following the sensitivity analysis performed, the Group estimate that the maximum recovery period of the deferred tax assets recognized as of 31 December 2020 would be 15 years.

Relevant information is set forth below for the main countries which have recognised deferred tax assets:
Spain
The deferred tax assets recognised at the Consolidated Tax Group total EUR 10,026 million, of which EUR 7,420 million were for monetizable temporary differences with the right to conversion into a credit against the Public Finance, EUR 2,226 million for other temporary differences and EUR 380 million for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences will be recovered in a maximum period of 15 years. This period would also apply to the recovery of the recognised tax loss and tax credit carryforwards.
Brazil
The deferred tax assets recognised in Brazil total EUR 5,310 million, of which EUR 3,131 million were for monetizable temporary differences, EUR 1,781 million for other temporary differences and EUR 398 million for tax losses and credits.
Grupo Santander estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.
United States
The deferred tax assets recognised in the United States total EUR 1,254 million, of which EUR 966 million were for temporary differences and EUR 288 million for tax losses and credits. The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in a period of 15 years.

Annual report 2020	Contents
The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

EUR million
	Balances at 31 December 2019	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balances at 31 December 2020
Deferred tax assets	22,758	(1,016)	(2,465)	38	(69)	19,246
Tax losses and tax credits	3,427	(2,065)	(266)	—	(3)	1,093
Temporary differences	19,331	1,049	(2,199)	38	(66)	18,153
Of which monetizable	11,233	613	(1,125)	—	—	10,721
Deferred tax liabilities	(6,522)	(402)	851	156	(16)	(5,933)
Temporary differences	(6,522)	(402)	851	156	(16)	(5,933)
	16,236	(1,418)	(1,614)	194	(85)	13,313

EUR million
	Balance at 31 December 2018	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2019
Deferred tax assets	23,258	215	(610)	(92)	(13)	22,758
Tax losses and tax credits	4,276	(301)	(548)	—	—	3,427
Temporary differences	18,982	516	(62)	(92)	(13)	19,331
Of which monetizable	10,866	427	(60)	—	—	11,233
Deferred tax liabilities	(5,568)	(680)	92	(366)	—	(6,522)
Temporary differences	(5,568)	(680)	92	(366)	—	(6,522)
	17,690	(465)	(518)	(458)	(13)	16,236

EUR million
	Balances at 31 December 2017	IFRS 9 Adoption impact (Balance at 1 January 2018)	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2018
Deferred tax assets	23,210	680	241	(807)	149	(215)	23,258
Tax losses and tax credits	4,457	—	(128)	1	—	(54)	4,276
Temporary differences	18,753	680	369	(808)	149	(161)	18,982
Of which monetizable	11,046	273	391	(844)	—	—	10,866
Deferred tax liabilities	(4,837)	—	(364)	(114)	(315)	62	(5,568)
Temporary differences	(4,837)	—	(364)	(114)	(315)	62	(5,568)
	18,373	680	(123)	(921)	(166)	(153)	17,690
Also, the Group did not recognise deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 9,800 million, the use of which EUR 400 million is subject, among other requirements, to time limits.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
f) Tax reforms
The following significant tax reforms were approved in 2020 and previous years:
In Spain, Royal Decree-Law 3-2016 was approved in December 2016, which meant the reduction of the limits both for the integration of deferred monetizable tax assets, as well as for the set-off of negative tax and deductions in order to avoid double taxation. This regulation also set out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and the non deductibility of the losses generated from the transmission of participations performed from 1 January 2017. On the other hand, in 2020 the General State Budget Law for 2021 was approved. This law establishes, among other tax measures, in Corporation Tax the reduction of the exemption on dividends and capital gains to 95% (previously 100%) from January 1st 2021, considering that a 5% as participation management expenses is not exempt, and additionally the elimination of the exemption on dividends and capital gains from investments below 5% equity but whose acquisition value is over EUR 20 million, although in this case, investments previous to January 1st 2021 will benefit from a grandfather ruling until 2026.
In the United Kingdom, a progressive reduction was approved in 2016 regarding the tax rate of the Corporate Tax, from 20% to 17%. The applicable rate from 1 April 2017 is of 19%, and it was to be 17% from 1 April 2020. However, a change in policy in March 2020 has meant that the 19% rate remains applicable for the foreseeable future. Also in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge applies from 1 January 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.
In Brazil, Constitutional Amendment 103/19 modifying the social security system approved in 2019, included, among other measures, an increase in the CSLL tax rate for credit institutions from 15% to 20%, effective 1 March 2020. This increase lifted the aggregate tax rate -sum of CSLL and the corporate income tax (Imposto de Renda Pessoa Jurídica; IRPJ)- for credit institutions from 40% to 45%. In the IOF (Tax on financial operations) on credit operations, and as a measure to prevent impacts of covid-19, the applicable rate is reduced from 0.38% to 0% from 04/03/2020 to 26/11/2020.

In Argentina, the Law n.º 27541 (B.O.E. of 23 December 2019), on Social Solidarity and Production Reactivation in the Context of the Public Emergency, have introduced various modifications to the Argentinean tax system to increase tax receipts. The main amendments are the delay of previously approved lowering of the corporate tax rate from 30% to 25% (scheduled to take effect on 1 January 2020), as well as increasing in dividend withholdings from 7% to 13% (pushed back to 1 January 2021). Additionally the adjustment for tax inflation that was to be applied on a transitional basis in 1/3 of 2019, with the remaining two-thirds pending application in equal parts in 2020 and 2021, has been lowered to 1/6 in 2019, with the rest being deferred over the next five years. The same deferral rule will apply if there is an inflation adjustment in 2020.
On 27 November 2019 entered into force the Protocol amending the Convention between the United States of America and the kingdom of Spain for the Avoidance of Double Taxation (DTT). The revision of the Convention introduces substantial reductions in the withholding rates that apply to different types of income, highlighting the reduction of the withholding rate on dividends to 5% for shareholdings of more than 10%, the elimination of withholding for shareholdings greater than 80% and elimination of withholding at source on interests and royalties.
In Chile, Law n.º 21,210 on modernization of Chilean tax law was enacted in 2020. It includes several modifications to different tax laws in force in Chile. Among the aspects included, it is worth highlighting the substitute tax that on a temporary basis until 30 April 2022 allows taxing at 30% (instead of the generally applicable 35%) with a credit of the first category tax paid, the tax profits generated up to the 31 December 2016, reducing the fiscal cost of its distribution and other measures about asset depreciation and indirect taxes.
g) Other information
In compliance with the disclosure requirement established in the listing rules instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 2,000 for the year 2020/21. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
Banco Santander, S.A., is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

Annual report 2020	Contents
28. Non-controlling interests
Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.
a) Breakdown
The detail, by Group company, of 'Equity - Non-controlling interests' is as follows:

EUR million
	2020	2019	2018
Santander Bank Polska S.A.	1,676	1,597	1,538
Grupo PSA	1,622	1,569	1,409
Banco Santander - Chile	1,218	1,101	1,085
Banco Santander (Brasil) S.A.	1,014	1,167	1,114
Santander Consumer USA Holdings Inc.	986	1,565	1,652
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	461	333	1,093
Other companies*	1,806	1,655	1,493
	8,783	8,987	9,384

Profit/(Loss) for the year attributable to non-controlling interests	1,063	1,601	1,505
Of which:
Grupo PSA	255	266	232
Banco Santander (Brasil) S.A.	233	373	292
Santander Consumer USA Holdings Inc.	201	230	218
Banco Santander - Chile	198	283	279
Santander Bank Polska S.A.	81	162	173
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	61	195	216
Other companies	34	92	95
TOTAL	9,846	10,588	10,889
*    Includes a Santander UK plc issuance of perpetual convertible equity instruments, at the option of Santander UK plc, into preference shares of Santander UK itself for a nominal amount of GBP 2,250 million (the Group having acquired GBP 1,100 million). Carrying amount of EUR 1,275 million in 2020 (EUR 1,346 million and EUR 1,280 million in 2019 and 2018, respectively).
b) Changes
The changes in Non-controlling interests are summarised as follows:

EUR million
	2020	2019	2018
Balance at the end of the previous year	10,588	10,889	12,344
Effect of changes in accounting policies*	—	—	(1,292)
Balance at beginning of year	10,588	10,889	11,052
Other comprehensive income**	(818)	310	(109)
Other	76	(611)	(54)
Profit attributable to non-controlling interests	1,063	1,601	1,505
Modification of participation rates	(632)	(1,623)	(65)
Change of perimeter	(54)	110	(660)
Dividends paid to minority shareholders	(465)	(895)	(687)
Changes in capital and others concepts	164	196	(147)
Balance at end of year	9,846	10,588	10,889
*    See change in consolidated statements of changes in total equity.
**    Mainly due to exchange differences.
On 6 September 2019, the period for acceptance of the offer by Banco Santander, S.A., to acquire shares of Banco Santander México, SA, Institución de Banca Múltiple, Grupo Financiero Santander México ended (see note 3). The offer was accepted by securities representing 16.69% of the share capital of Banco Santander México and, consequently, the Group's interest in Banco Santander México was reduced to 91.65% of its share capital, which meant a decrease of EUR 1,012 million in minority interests, as reported in the table above under Changes in percentage of ownership.
In 2018 there was a loss of control over Metrovacesa, S.A. in the Group, which has led to a decrease of EUR 826 million in the balance of 'Minority interests' (see note 3).
The foregoing changes are shown in the consolidated statement of changes in total equity.
c) Other information
The financial information on the subsidiaries with significant non-controlling interests at 31 December 2020 is summarised below:

EUR million*
	Banco Santander (Brasil) S.A.	Banco Santander (Chile), S.A.	Grupo Financiero Santander México, S.A.B. de C.V.	Santander Bank Polska S.A.	Santander Consumer USA
Total assets	150,573	66,880	80,239	46,890	43,706
Total liabilities	138,026	61,902	73,739	41,816	37,097
Net assets	12,547	4,978	6,500	5,074	6,609
Total income	10,866	2,263	3,651	1,524	4,575
Total profit	2,352	629	823	240	806
*    Information prepared in accordance with the segment reporting criteria described in note 51 and, therefore, it may not coincide with the information published separately by each entity.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
29. Other comprehensive income
The balances of 'Other comprehensive income' include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.
Respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:
•Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.
•Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.
•Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.
•Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

Annual report 2020	Contents
a) Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

EUR million
	2020	2019	2018
Other comprehensive income	(33,144)	(24,168)	(24,125)
Items that will not be reclassified to profit or loss	(5,328)	(4,288)	(2,936)
Actuarial gains and losses on defined benefit pension plans	(5,002)	(4,764)	(3,609)
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(2)	1	1
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(308)	514	597
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	159	44	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(159)	(44)	—
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(16)	(39)	75
Items that may be reclassified to profit or loss	(27,816)	(19,880)	(21,189)
Hedges of net investments in foreign operations (Effective portion)	(3,124)	(5,464)	(4,312)
Exchange differences	(26,911)	(16,701)	(17,661)
Hedging derivatives. Cash flow hedges (Effective portion)	295	300	277
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	2,411	2,321	828
Hedging instruments (items not designated)	—	—	—
Non-current assets classified as held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(487)	(336)	(321)
b) Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans
'Other comprehensive income  —Items not reclassified to profit or loss—  Actuarial gains or (-) losses on defined benefit pension plans' include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
Its variation is shown in the consolidated statement of recognised income.
The provisions against equity in 2020 amounted to EUR 25 million - see Consolidated statement of recognised income and Note 25.b -, with the following breakdown:
•Increase of EUR 84 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate - reduction from 0.80% to 0.60%- and the change in the mortality tables.
•Increase of EUR 568 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution experienced by the discount rate– reduction from 2.11% to 1.28%.
•Decreased of EUR 194 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the revaluation of the asset portfolio, which offset losses in the value of the obligations as a result of the decrease in the discount rate - from 7.05% to 6.82% in pension benefits and 7.22% to 7.14% in medical benefits-, as well as to inflation and variations in the other hypotheses.
The other modification in accumulated actuarial profit or losses is a decreased of the losses of EUR 433 million as a result of the evolution of exchange rates and other effects, mainly in Brazil and the United Kingdom (depreciation of the brazilian real and the pound sterling).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
c) Other comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Since the year started on 1 January 2018, with the entry into force of IFRS 9, no impairment analysis is performed of equity instruments recognised under 'Other comprehensive income'. IFRS 9 eliminates the need to carry out the impairment estimate on this class of equity instruments and the reclassification to profit and loss on the disposal of these assets, being recognised at fair value with changes in equity.
The following is a breakdown of the composition of the balance as of 31 December 2020 under 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result' depending on the geographical origin of the issuer:

EUR million
	2020
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	28	(849)	(821)	1,032
International
Rest of Europe	65	(76)	(11)	314
United States	7	(4)	3	25
Latin America and rest	525	(4)	521	1,412
	625	(933)	(308)	2,783
Of which:
Publicly listed	525	(31)	494	1,424
Non publicly listed	100	(902)	(802)	1,359

EUR million
	2019
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	21	(445)	(424)	184
International
Rest of Europe	68	(72)	(4)	379
United States	15	(3)	12	44
Latin America and rest	934	(4)	930	2,256
	1,038	(524)	514	2,863
Of which:
Publicly listed	936	(14)	922	2,283
Non publicly listed	102	(510)	(408)	580

Annual report 2020	Contents

EUR million
	2018
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	20	(216)	(196)	417
International
Rest of Europe	160	(76)	84	652
United States	9		9	42
Latin America and rest	708	(8)	700	1,560
	897	(300)	597	2,671
Of which:
Publicly listed	818	(18)	800	1943
Non publicly listed	79	(282)	(203)	728
d) Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences
The change in 2020 reflects the negative effect of the generalized depreciation of the main currencies, especially the brazilian real, the pound sterling and the US dollar, whereas the change in 2019 reflected the positive effect of the appreciation of the pound sterling and the US dollar and the negative effect of the depreciation of the brazilian real. The change in 2018 showed the negative effect of the generalised depreciation of a large part of the currencies, mainly the brazilian real and the pound sterling.
Of the change in the balance in these years, a loss of EUR 2,104 million, a profit of EUR 230 million and a loss of EUR 556 million in 2020, 2019 and 2018, respectively relate to the measurement of goodwill.
The detail, by country is as follows:

	2020	2019	2018
Net balance at end of year*	(30,035)	(22,165)	(21,973)
Of which:
Brazilian real	(17,417)	(13,579)	(12,950)
Pound sterling	(4,205)	(3,135)	(3,924)
Mexican peso	(3,091)	(2,439)	(2,312)
Argentine peso*	(2,288)	(2,094)	(1,930)
Chilean peso	(1,776)	(1,560)	(1,238)
US dollar	387	1,654	1,330
Polish zloty	(788)	(501)	(491)
Other	(857)	(511)	(458)
*Grupo Santander has changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of the operations generated in Argentina, reclassifying at 1 January 2019 and 2018 an amount of EUR -1,984 million and -1,585 million from the heading 'Other reserves' to 'Accumulated other comprehensive income' (see note 2.a and 33.b).
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
f) Other comprehensive income - Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised changes in the fair value of assets classified as Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (see note 7).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The breakdown, by type of instrument and geographical origin of the issuer, of 'Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income' at 31 December 2020, 2019 and 2018 is as follows:

EUR million
	31 December 2020
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain (note 7)	693	—	693	19,314
Rest of Europe	915	(69)	846	23,116
Latin America and rest of the world	785	(73)	712	51,026
Private-sector debt securities	181	(21)	160	24,714
	2,574	(163)	2,411	118,170

EUR million
	31 December 2019
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain (note 7)	947	(2)	945	32,413
Rest of Europe	664	(38)	626	19,052
Latin America and rest of the world	839	(121)	718	51,284
Private-sector debt securities	81	(49)	32	20,096
	2,531	(210)	2,321	122,845

EUR million
	31 December 2018
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain (note 7)	326	(3)	323	38,550
Rest of Europe	373	(55)	318	17,494
Latin America and rest of the world	448	(117)	331	42,599
Private-sector debt securities	37	(178)	(141)	19,777
	1,184	(353)	831	118,420
As of 1 January 2018, with the entry into force of IFRS 9, the Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.
At the end of the years 2020, 2019 and 2018, the Group recorded under 'Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss', net due to modification of the consolidated income statement, in the line of financial assets at fair value with changes in other comprehensive income a provision of EUR 19 million, EUR 12 million and EUR 1 million in 2020, 2019 and 2018, respectively.
g) Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates
The changes in other comprehensive income - Entities accounted for using the equity method were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	(335)	(320)	(222)
Revaluation gains/(losses)	(170)	(22)	(118)
Net amounts transferred to profit or loss	16	7	20
Balance at end of year	(489)	(335)	(320)
Of which:
Zurich Santander Insurance América, S.L.	(298)	(171)	(183)

Annual report 2020	Contents
30. Shareholders’ equity
The changes in Shareholders' equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders' equity and the changes therein in 2020 is set forth below.
31. Issued capital
a) Changes
At 31 December 2017, Banco Santander’s share capital consisted of 16,136,153,582 shares with a total par value of EUR 8,068 million.
On 7 November 2018, a capital increase of EUR 50 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 100,420,360 shares were issued (0.62% of the share capital).
At 31 December 2018, Banco Santander’s share capital consisted of 16,236,573,942 shares with a total par value of EUR 8,118 million.
On 10 September 2019, a capital increase of EUR 191 million was carried out with the issuance of 381,540,640 shares (2.35% of the Bank's share capital). to meet the takeover bid for 16.69% of the share capital of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. (see Note 3.a).
Therefore, Banco Santander’s new capital consisted of EUR 8,309 million at 31 December 2019, represented by 16,618,114,582 shares of EUR 0.50 of nominal value each one and all of them from a unique class and series.
On 3 December 2020, a capital increase of EUR 361 million was made, with a charge to the share premium, through the issue of 722,526,720 shares (4.35% of the share capital).
Therefore, Banco Santander's share capital at 31 December 2020 was consisted of EUR 8,670 million, represented by 17,340,641,302 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
Banco Santander’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Mexico and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDR), each BDR representing one share. During 2019 and 2018 the number of markets where the Bank is listed was reduced; the Bank's shares was delisted from Buenos Aires, Milan, Lisboa and São Paulo's markets.
At 31 December 2020, no shareholder held more than 3% of Banco Santander’s total share capital (which is the threshold generally provided under Spanish regulations for a significant holding in a listed company to be disclosed). Even though at 31 December 2020, certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (13.54%),The Bank of New York Mellon Corporation (8.25%), Chase Nominees Limited (7.74%), EC Nominees Limited (3.55%), BNP Paribas (3.07%) and Caceis Bank (3.01%).
On 24 October 2019, BlackRock Inc. reported to the CNMV its significant holding of voting rights in Banco Santander (5.426%). It also specified that it was holding shares on behalf of a number of funds or other investment entities, none of which exceeded 3% individually. No changes have been communicated since then. There may be some overlap in the holdings declared by the above mentioned custodians and asset manager.
At 31 December 2020, neither our shareholder registry nor the CNMV's registry showed any shareholder residing in a tax haven with a shareholding equal to, or greater than, 1% of our share capital (which is the other threshold applicable under Spanish regulations).
b) Other considerations
Under Spanish law, only shareholders at the general meeting have the authority to increase share capital. However, they may delegate the authority to approve or execute capital increases to the board of directors. Grupo Santander´s Bylaws are fully aligned with Spanish law and do not establish any different conditions for share capital increases.
At 31 December 2020 the shares of the following companies were listed on official stock markets: Banco Santander Río S.A.; Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México; Banco Santander - Chile; Banco Santander (Brasil) S.A., Santander Bank Polska S.A. (former Bank Zachodni WBK S.A.) and Santander Consumer USA Holdings Inc.
At 31 December 2020 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 39 million shares, which represented 0.22% of the Bank’s share capital (40 and 63 million shares, representing 0.24% and 0.39% of the share capital in 2019 and 2018, respectively). In addition, the number of Bank shares owned by third parties and received as security was 237 million shares (equal to 1.37% of the Bank’s share capital).
At 31 December 2020 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (See appendix V).
32. Share premium
Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.
The Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.
The change in the balance of share premium corresponds to the capital increases detailed in note 31.a).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The decrease produced in 2018 was a consequence of the decrease of EUR 50 million to cope with the capital increase due to Santander Dividendo Elección program.
The increased produced in 2019 is a consequence of the increase of EUR 1,491 million to cope with the capital increase for the acquisition of Banco Santander México, S.A, Institución de Banca Múltiple, Grupo Financiero Santander México shares on 10 September 2019.
The decrease in 2020 is due to the reduction of EUR 361 million to cover the capital increase on 3 December (see note 31).
Also, in 2020, and an amount of EUR 72 million was transferred from the Share premium account to the Legal reserve (EUR 38 million and EUR 10 million in 2019 and 2018, respectively) (see note 33.b.i).
33. Accumulated retained earnings
a) Definitions
The balance of 'Equity - Accumulated gains and Other reserves' includes the net amount of the accumulated results (profits or losses) recognised in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognised through the consolidated income statement.
b) Breakdown
The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

EUR million
	2020	2019	2018
Restricted reserves	2,460	2,595	2,580
Legal reserve	1,734	1,662	1,624
Own shares	672	879	902
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	10,422	10,664	12,099
Voluntary reserves*	6,128	4,603	5,737
Consolidation reserves attributable to the Bank	4,294	6,061	6,362
Reserves of subsidiaries	47,601	43,449	39,522
Reserves of entities accounted for using the equity method	1,504	1,210	972
	61,987	57,918	55,173
*    In accordance with the commercial regulations in force in Spain.
i. Legal reserve
Under the Consolidated Spanish Corporate Enterprises Act, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.
In 2020 Banco Santander transferred EUR 72 million from the Share premium account to the Legal reserve (EUR 38 million and EUR 10 million in 2019 and 2018, respectively).
Consequently, once again, after the capital increases described in note 31 had been carried out, the balance of the legal reserve reached 20% of the share capital, and at 31 December 2020 the Legal reserve was of the stipulated level.
ii. Reserve for treasury shares
According to the Consolidated Text of the Corporate Enterprises Act, an unavailable reserve equivalent to the amount for which Banco Santander's shares owned by subsidiaries are recorded. This reservation shall be freely available when the circumstances which have obliged its constitution disappear. In addition, this reserve covers the outstanding balance of loans granted by the Group with Banco Santander's share guarantee and the amount equivalent to the credits granted by the Group companies to third parties for the acquisition of own shares.
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
If the balance of this reserve were used in a manner other than that provided for in royal decree law 7/1996, of 7 June, it would be subject to taxation.

Annual report 2020	Contents
iv. Reserves of subsidiaries
The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

EUR million
	2020	2019	2018
Banco Santander (Brasil) S.A. (Consolidated Group)	14,067	12,400	10,755
Santander UK Group	8,447	8,079	8,207
Group Santander Holdings USA	4,793	4,528	4,260
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	4,230	3,810	3,436
Santander Consumer Finance Group	4,186	4,012	2,841
Banco Santander - Chile	3,404	3,116	2,963
Banco Santander Totta, S.A. (Consolidated Group)	2,960	2,823	2,729
Banco Santander Río S.A.	2,161	1,895	1,847
Santander Bank Polska S.A.	1,748	1,738	1,387
Santander Investment, S.A.	1,335	146	208
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	695	823	714
Banco Santander Internacional SA (former Banco Santander (Suisse) SA)	247	348	369
Other companies and consolidation adjustments*	(672)	(269)	(194)
	47,601	43,449	39,522
Of which, restricted	3,155	3,193	2,964
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
On 8 September 2017, Banco Santander, S.A. issued contingent redeemable perpetual bonds (the fidelity bonds) amounting to EUR 981 million nominal value -EUR 686 million fair value. On 31 December 2020 amounted to EUR 627 million.
Additionally, at 31 December 2020 the Group had other equity instruments amounting to EUR 163 million.
b) Own shares
'Shareholders’ equity - Own shares' includes the amount of own equity instruments held by all the Group entities.
Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.
The Bank’s shares owned by the consolidated companies accounted for 0.164% of issued share capital at 31 December 2020 ( 0.051% and 0.075% at 31 December 2019 and 2018, respectively).
The average purchase price of the Bank’s shares in 2020 was EUR 2.51 per share and the average selling price was EUR 2.56 per share.
The effect on equity, net of tax, arising from the purchase and sale of Bank shares is of EUR 1 million profit in 2020 (EUR 6 million loss and EUR 0 million profit in 2019 and 2018, respectively).
35. Memorandum items
Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.
a) Guarantees and contingent commitments granted
Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	2020	2019	2018
Loans commitment granted	241,230	241,179	218,083
Of which doubtful	274	352	298
Financial guarantees granted	12,377	13,650	11,723
Of which doubtful	124	154	181
Financial guarantees	12,358	13,619	11,557
Credit derivatives sold	19	31	166
Other commitments granted	64,538	68,895	74,389
Of which doubtful	548	747	983
Technical guarantees	33,526	33,890	35,154
Other	31,012	35,005	39,235
The breakdown as at 31 December 2020 of the exposures and the provision fund (see note 25) out of balance sheet by impairment stage is EUR 310,435 million and EUR 377 million (EUR 316,116 million and EUR 417 million in 2019 and EUR 297,409 million and EUR 382 million in 2018) in stage 1, EUR 6,764 million and EUR 182 million (EUR 6,355 million and EUR 145 million in 2019 and EUR 5,324 million and EUR 145 million in 2018) in stage 2 and EUR 946 million and EUR 141 million (EUR 1,253 million and EUR 177 million in 2019 and EUR 1,462 million and EUR 265 million in 2018) in stage 3, respectively.
Income from guarantee instruments is recognised under 'Fee and commission income' in the consolidated income statements and is calculated by applying the rate established

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
b) Memorandum items
i. Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

EUR million
	2020	2019	2018
Investment funds	131,965	142,988	127,564
Pension funds	15,577	11,843	11,160
Assets under management	20,712	22,079	19,131
	168,254	176,910	157,855
ii. Non-managed marketed funds
At 31 December 2020 there are non-managed marketed funds totalling EUR 38,563 million (EUR 49,490 million and EUR 42,211 million at 31 December 2019 and 2018, respectively).
c) Third-party securities held in custody
At 31 December 2020 the Group held in custody debt securities and equity instruments totalling EUR 209,269 million (EUR 229,381 million and EUR 940,650 million at 31 December 2019 and 2018, respectively) entrusted to it by third parties. The decrease in 2019 is due to the agreement to sell the deposit and custody business to Crédit Agricole S.A. (see note 3).
36. Hedging derivatives
Grupo Santander, within its financial risk management strategy, and in order to reduce asymmetries in the accounting treatment of its operations, enters into hedging derivatives on interest, exchange rate, credit risk or variation of stock prices, depending on the nature of the risk covered.
Based on its objective, Grupo Santander classifies its hedges in the following categories:
•Cash flow hedges: cover the exposure to the variation of the cash flows associated with an asset, liability or a highly probable forecast transaction. This cover the variable-rate issues in foreign currencies, fixed-rate issues in non-local currency, variable-rate interbank financing and variable-rate assets (bonds, commercial loans, mortgages, etc.).
•Fair value hedges: cover the exposure to the variation in the fair value of assets or liabilities, attributable to an identified and hedged risk. This covers the interest risk of assets or liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, interests in entities, issues in foreign currencies and deposits or other fixed rate liabilities.
•Hedging of net investments abroad: cover the exchange rate risk of the investments in subsidiaries domiciled in a country with a different currency from the functional one of the Group.
Due to the replacement of the current rates by the alternative rates defined in the note 1 of this report, in the section 'Amendments to IFRS 9, IAS 9 and IFRS 7 on reference interest rates (IBOR Reform Phase I and II)',the nominal amount of hedging instruments corresponding to the hedging relationships directly affected by the uncertainties related to the IBOR reforms is shown below. The percentage of the nominal amount of derivatives affected with a maturity date after the transition date of the reform represents 16.66% of the total hedging derivatives:

Annual report 2020	Contents

EUR million
	2020
	GBP LIBOR	USD LIBOR	CHF LIBOR	Others*	Total
Total hedging instruments affected
Fair value hedges	38,304	16,163	1,315	1,899	57,681
Interest rate risk	37,450	14,600	464	1,899	54,413
Interest rate and foreign exchange risk	854	1,563	851	—	3,268
Cash flow hedges	18,768	18,508	1,462	395	39,133
Interest rate risk	1,741	12,772	—	—	14,513
Interest rate and foreign exchange risk	16,528	4,484	378	395	21,785
Exchange rate risk	499	1,252	1,084	—	2,835
	57,072	34,671	2,777	2,294	96,814
Post-transition date agreement
Fair value hedges	16,036	14,381	1,267	1,834	33,518
Interest rate risk	15,608	13,563	416	1,834	31,421
Interest rate and foreign exchange risk	428	818	851	—	2,097
Cash flow hedges	13,883	10,912	1,371	395	26,561
Interest rate risk	980	8,023	—	—	9,003
Interest rate and foreign exchange risk	12,405	2,853	308	395	15,961
Exchange rate risk	498	36	1,063	—	1,597
	29,919	25,293	2,638	2,229	60,079
*    Includes mainly JPY Libor and EONIA.
As for the hedged items directly affected by the uncertainties related to the IBOR reforms, their nominal amount is shown below, which represents 11.75% of the total notional amount hedged:

EUR million
	2020
	GBP LIBOR	USD LIBOR	CHF LIBOR	Others*	Total
Total hedge items directly affected
Fair value hedges	33,544	411	—	1,717	35,672
Interest rate risk	33,266	384	—	1,109	34,759
Interest rate and foreign exchange risk	278	—	—	608	886
Exchange rate risk	—	27	—	—	27
Cash flow hedges	5,633	12,614	1,347	—	19,594
Interest rate risk	1,741	12,578	—	—	14,319
Interest rate and foreign exchange risk	3,892	—	169	—	4,061
Exchange rate risk	—	36	1,178	—	1,214
	39,177	13,025	1,347	1,717	55,266
Post-transition date agreement
Fair value hedges	27,508	384	—	1,717	29,609
Interest rate risk	27,508	384	—	1,109	29,001
Interest rate and foreign exchange risk	—	—	—	608	608
Cash flow hedges	3624	7947	1191	0	12762
Interest rate risk	980	7,911	—	—	8,891
Interest rate and foreign exchange risk	2,644	—	100	—	2,744
Exchange rate risk	—	36	1,091	—	1,127
	31,132	8,331	1,191	1,717	42,371
*    Includes mainly JPY Libor and EONIA.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The following tables contains details of the hedging instruments used in the Group's hedging strategies as of 31 December 2020, 2019 and 2018:

Million euros
	2020
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	199,260	4,199	4,671	(451)
Interest rate risk	181,582	3,528	3,850	(456)
Equity swap	47	—	—	1	Hedging derivatives
Future interest rate	9,282	—	—	(48)	Hedging derivatives
Interest rate swap	94,713	2,985	2,747	(27)	Hedging derivatives
Call money swap	69,740	184	886	(486)	Hedging derivatives
Currency swap	7,404	338	205	104	Hedging derivatives
Swaption	51	11	11	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	330	9	1	—	Hedging derivatives
Exchange rate risk	9,037	293	47	11
Fx forward	8,422	210	47	11	Hedging derivatives
Interest rate futures	615	83	—	—	Hedging derivatives
Interest rate and exchange rate risk	8,434	378	771	(11)
Interest rate swap	426	8	1	1	Hedging derivatives
Call money swap	304	—	13	(8)	Hedging derivatives
Currency swap	7,704	370	757	(4)	Hedging derivatives
Credit risk	207	—	3	5
CDS	207	—	3	5	Hedging derivatives

Cash flow hedges	139,156	3,436	1,739	232
Interest rate risk	74,731	478	522	75
Futures	7,492	—	322	(208)	Hedging derivatives
Fx forward	3,640	—	—	(10)	Hedging derivatives
Future interest rate	46,547	237	108	135	Hedging derivatives
Interest rate swap	12,123	204	7	145	Hedging derivatives
Currency swap	2,057	15	85	—	Hedging derivatives
Floor	2,872	22	—	13	Hedging derivatives
Exchange rate risk	23,483	555	802	(401)
FX forward	9,151	265	195	(155)	Hedging derivatives
Future interest rate	499	—	—	(143)	Hedging derivatives
Interest rate swap	408	7	7	—	Hedging derivatives
Currency swap	13,425	283	600	(103)	Hedging derivatives
Interest rate and exchange rate risk	27,021	2,362	275	679
Interest rate swap	5,218	262	—	129	Hedging derivatives
Currency swap	19,682	2,100	264	550	Hedging derivatives
Call money swap	2,121	—	11	—	Hedging derivatives
Inflation risk	13,907	36	140	(129)
FX forward	3,701	10	4	(1)	Hedging derivatives
Currency swap	10,206	26	136	(132)	Hedging derivatives
Call money swap	—	—	—	4	Hedging derivatives
Equity risk	14	5	—	8
Option	14	5	—	8	Hedging derivatives

Hedges of net investments in foreign operations	22,210	690	459	3
Exchange rate risk	22,210	690	459	3
FX forward	22,210	690	459	—	Hedging derivatives
Deposits taken	—	—	—	3	Deposits
	360,626	8,325	6,869	(216)

Annual report 2020	Contents

EUR million
	2019
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	202,548	3,570	3,649	(1,522)
Interest rate risk	183,586	3,032	3,160	(1,346)
Equity swap	78	—	1	1	Hedging derivatives
Future interest rate	12,325	—	32	(476)	Hedging derivatives
Interest rate swap	117,439	2,651	2,297	(429)	Hedging derivatives
Call money swap	44,791	91	472	(295)	Hedging derivatives
Currency swap	8,728	272	349	(126)	Hedging derivatives
Swaption	50	9	9	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	160	8	—	(21)	Hedging derivatives
Exchange rate risk	10,006	73	55	(60)
Curency swap	284	24	1	—	Hedging derivatives
Fx forward	9,722	49	54	(60)	Hedging derivatives
Interest rate and exchange rate risk	8,698	465	428	(116)
Interest rate swap	869	16	1	(45)	Hedging derivatives
Call money swap	277	—	4	(4)	Hedging derivatives
Currency swap	7,552	449	423	(67)	Hedging derivatives
Inflation risk	—	—	—	5
Call money swap	—	—	—	5	Hedging derivatives
Credit risk	258	—	6	(5)
CDS	258	—	6	(5)	Hedging derivatives

Cash flow hedges	135,439	3,398	1,618	(1,540)
Interest rate risk	55,810	277	261	(267)
Futures	21,655	33	147	(93)	Hedging derivatives
Future interest rate	771	—	—	(64)	Hedging derivatives
Interest rate swap	21,492	99	97	(105)	Hedging derivatives
Call money swap	6,164	30	12	8	Hedging derivatives
Currency swap	2,345	98	5	(17)	Hedging derivatives
Floor	3,383	17	—	4	Hedging derivatives
Exchange rate risk	31,803	463	660	(405)
FX forward	10,595	237	216	(145)	Hedging derivatives
Future interest rate	9,290	—	—	113	Hedging derivatives
Interest rate swap	888	12	11	(6)	Hedging derivatives
Currency swap	11,030	214	433	(365)	Hedging derivatives
Deposits borrowed	—	—	—	(2)	Deposits
Interest rate and exchange rate risk	38,938	2,625	640	(826)
Interest rate swap	7,347	133	5	201	Hedging derivatives
Currency swap	27,044	2,492	622	(1,020)	Hedging derivatives
Call money swap	4,547	—	13	(7)	Hedging derivatives
Inflation risk	8,830	33	53	(44)
FX forward	2,230	5	4	4	Hedging derivatives
Currency swap	6,511	28	42	(44)	Hedging derivatives
Call money swap	89	—	7	(4)	Hedging derivatives
Equity risk	58	—	4	2
Option	58	—	4	2	Hedging derivatives

Hedges of net investments in foreign operations	24,477	248	781	—
Exchange rate risk	24,477	248	781	—
FX forward	24,477	248	781	—	Hedging derivatives
	362,464	7,216	6,048	(3,062)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2018
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	178,719	3,451	5,114	96
Interest rate risk	163,069	2,642	4,620	16
Equity swap	109	—	2	—	Hedging derivatives
Future interest rate	7,702	—	—	(126)	Hedging derivatives
Interest rate swap	129,045	2,339	4,172	281	Hedging derivatives
Call money swap	19,579	170	250	(32)	Hedging derivatives
Currency swap	4,957	121	45	(17)	Hedging derivatives
Inflation swap	—	—	—	9	Hedging derivatives
Swaption	51	6	6	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	1,611	5	145	(99)	Hedging derivatives
Exchange rate risk	3,191	17	(3)	43
Fx forward	3,191	17	(3)	43	Hedging derivatives
Interest rate and exchange rate risk	12,237	792	493	42
Interest rate swap	3,022	143	20	(15)	Hedging derivatives
Call money swap	20	—	—	—	Hedging derivatives
Currency swap	9,195	649	473	57	Hedging derivatives
Inflation risk	168	—	4	(5)
Call money swap	64	—	3	(3)	Hedging derivatives
Currency swap	104	—	1	(2)	Hedging derivatives
Credit risk	54	—	—	—
CDS	54	—	—	—	Hedging derivatives

Cash flow hedges	118,400	4,865	976	(28)
Interest rate risk	39,165	307	250	182
Fx forward	985	—	22	(22)	Hedging derivatives
Future interest rate	127	—	—	29	Hedging derivatives
Interest rate swap	33,956	240	202	159	Hedging derivatives
Currency swap	2,350	57	26	11	Hedging derivatives
Floor	1,747	10	—	5	Hedging derivatives
Exchange rate risk	38,457	971	568	(878)
Future FX and c/v term FV	4,955	—	—	(697)	Hedging derivatives
FX forward	3,283	186	15	(36)	Hedging derivatives
Future interest rate	4,946	—	—	(12)	Hedging derivatives
Interest rate swap	1,055	10	5	8	Hedging derivatives
Currency swap	23,904	775	548	(142)	Hedging derivatives
Floor	314	—	—	—	Hedging derivatives
Deposits borrowed	—	—	—	1	Deposits
Interest rate and exchange rate risk	34,383	3,542	124	665
Interest rate swap	12,572	20	97	(7)	Hedging derivatives
Currency swap	21,811	3,522	27	672	Hedging derivatives
Inflation risk	6,318	45	30	11
FX forward	414	—	9	(1)	Hedging derivatives
Currency swap	5,904	45	21	12	Hedging derivatives
Equity risk	77	—	4	(8)
Option	77	—	4	(8)	Hedging derivatives
Other risk	—	—	—	—
Future FX and c/v term RF	—	—	—	—	Hedging derivatives

Hedges of net investments in foreign operations	21,688	291	273	(1)
Exchange rate risk	21,688	291	273	(1)
FX forward	21,688	291	273	(1)	Hedging derivatives
	318,807	8,607	6,363	67

Annual report 2020	Contents
Considering within the Group the main entities or groups by the weight of their hedges, the following are the main types of hedges being carried out in Santander UK Group Holdings plc group, Banco Santander, S.A., Grupo Consumer, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México and Banco Santander (Brasil) S.A.
Santander UK Group Holdings plc group enters into fair value and cash flow hedging derivatives depending on the exposure of the underlying. Only designated risks are hedged and therefore other risks, such as credit risk, are managed but not hedged.
Within fair value hedges, Santander UK Group Holdings plc group has portfolios of assets and liabilities at fixed rate that are exposed to changes in fair value due to changes in market interest rates. These positions are managed by contracting mainly Interest Rate Swaps. Effectiveness is assessed by comparing the changes in the fair value of these portfolios generated by the hedged risk with the changes in the fair value of the derivatives contracted.
Santander UK Group Holdings plc group also has access to international markets to obtain financing by issuing fixed-rate debt in its functional currency and other currencies. As such, they are exposed to changes in interest rates and exchange rates, mainly in EUR and USD. This risk is mitigated with cross currency swaps e interest rate swaps in which they pay a fixed rate and receive a variable rate. Effectiveness is evaluated using linear regression techniques to compare changes in the fair value of the debt at interest and exchange rates with changes in the fair value of interest rate swaps o loss cross currency swaps.
Within the cash flow hedges, Santander UK Group Holdings plc group has portfolios of assets and liabilities at variable rates, normally at SONIA or LIBOR. To mitigate this risk of variability in market rates, it contracts interest rate swaps.
As Santander UK Group Holdings plc group obtains financing in the international markets, it assumes a significant exposure to currency risk mainly USD and EUR. In addition, it also holds debt securities for liquidity purposes which assume exposure mainly in JPY. To manage this exchange rate risk, spot, forward y cross currency swap are contracted to match the cash flow profile and the maturity of the estimated interest and principal repayments of the hedged item.
Effectiveness is assessed by comparing changes in the fair value of the derivatives with changes in the fair value of the hedged item attributable to the hedged risk by applying a hypothetical derivative method using linear regression techniques.
In addition, within the hedges that cover equity risk, Santander UK Group Holdings plc group offers employees the opportunity to purchase shares of the Bank at a discount under the sharesave scheme, exposing the Bank to share price risk. As such, options are purchased allowing them to purchase shares at a pre-set price. At 31 December 2020, outgoing cash flow is no longer expected to occur due to changes in Banco Santander's share price.
Banco Santander, S.A. covers the risks of its balance sheet in a variety of ways. On the one hand, documented as fair value hedges, it covers the interest rate, foreign currency and credit risk of fixed-income portfolios at a fixed rate (REPOs are included in this category). Resulting, in an exposure to changes in their fair value due to variations in market conditions based on the various risks hedged, which has an impact on Banco Santander's income statement. To mitigate these risks, Banco Santander contracts derivatives, mainly interest rate Swaps, Cross Currency Swaps, Cap&Floors, Forex Forward y Credit Default Swaps. On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate is generally covered. These coverages, are carried out through interest rate swaps, cross currency swaps, cap&floors, forex forward y credit default swaps.
In addition, Banco Santander manages the interest and exchange risk of debt issues in their various categories (issuing covered bonds, perpetual, subordinated and senior bond) and in different currencies, denominated at fixed rates, and therefore subject to changes in their fair value. These issues are covered through Interest Rate Swaps, Cross Currency Swaps or a combination of both by applying differentiated fair value hedging strategies for interest rate risk and cash flow hedging strategies to cover foreign exchange risk.
The methodology used by Banco Santander, S.A. to measure the effectiveness of fair value hedges is based on comparing the market values of the hedged items. (based on the objective risk of the hedge) and of the hedging instruments in order to analyse whether the changes in the market value of the hedged items are offset by the market value of the hedging instruments, thereby mitigating the hedged risk and minimizing volatility in the income statement. Prospectively, the same analysis is performed, measuring the theoretical market values in the event of parallel variations in the market curves of a positive basis point.
There is a macro hedge of structured loans in which the interest rate risk of fixed-rate loans (mortgage, personal or with other guarantees) granted to legal entities in commercial or corporate banking and Wealth clients in the medium-long term is hedged. This hedge is instrumented as a macro hedge of fair value, the main hedging instruments being Interest Rate Swap and Cap&Floors. In case of total or partial cancellation or early repayment, the customer is obliged to pay/receive the cost/receipt of the cancellation of the interest rate risk hedge managed by the Bank.
Regarding cash flow hedges, the objective is to hedge the cash flow exposure to changes in interest rates and exchange rates.
For retrospective purposes, the 'Hypothetical Derivative' methodology is used to measure effectiveness. By means of this methodology, the hedged risk is modeled as a derivative instrument -not real-, created exclusively for the purpose of measuring the effectiveness of the hedge, and which must comply with the fact that its main characteristics coincide with the critical terms of the hedged item throughout the period for which the hedging relationship is designated. This hypothetical derivative does not incorporate characteristics that are exclusive to the hedging instrument. Additionally, it is worth mentioning that any risk component not associated with the hedged objective risk and effectively documented at the beginning of the hedge is excluded for the purpose of

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
calculating the effectiveness. The market value of the hypothetical derivative that replicates the hedged item is compared with the market value of the hedging instrument, verifying that the hedged risk is effectively mitigated and that the impact on the income statement due to potential ineffectiveness is residual.
Prospectively, the variations in the market values of the hedging instrument and the hedged item (represented by the hypothetical derivative) are measured in the event of parallel shifts of a positive basis point in the affected market curves.
There is another macro-hedge, this time of cash flows, the purpose of which is to actively manage the risk-free interest rate risk (excluding credit risk) of a portion of the floating rate assets of Banco Santander, S.A., through the arrangement of interest rate derivatives whereby the bank exchanges floating rate interest flows for others at a fixed rate agreed at the time the transactions are arranged. The items affected by the Macro-hedging have been designated as those in which their cash flows are exposed to interest rate risk, specifically the floating rate mortgages of the Banco Santander, S.A. network referenced to Euribor 12 Months or Euribor Mortgage, with annual renewal of rates, classified as sound risk and which do not have a contractual floor (or, if not, this floor is not activated). The hedged position affecting the Macro Cash Flow Hedge at the present time is EUR 30,000 million.
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
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México has mainly long-term loan portfolios at fixed interest rates, portfolios of short-term deposits in local currency, portfolios of Mexican Government bonds and corporate bonds in currencies other than the local currency and are therefore exposed to changes in fair value due to movements in market interest rates, as well as these latter portfolios also to variations in exchange rates. The entity manages this risk by contracting derivatives (interest rate swaps or cross currency swaps) in which they pay a fixed rate and receive a variable rate. Only the interest rate and exchange rate risk is hedged, if applicable, and therefore other risks, such as credit risk, are managed but not hedged by the entity.
The interest rate risk component is determined as the change in the fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in benchmark interest rates with changes in the fair value of interest rate swaps.
Regarding cash flow hedges, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México has a portfolio of unsecured bonds issued at a variable rate in its local currency, which it manages with an Interest Rate Swap in which it receives a variable rate and pays a fixed rate. On the other hand, it also has different items in currencies other than the local currency: unsecured floating rate bonds, commercial bank loans at variable rates, fixed rate issues, Mexican and Brazilian government bonds at fixed rates. In all these portfolios, the Bank is exposed to exchange rate variations, which it mitigates by contracting cross currency swaps or FX forward.
Banco Santander (Brasil) S.A. has, on the one hand, fixed-rate government bond portfolios and, therefore, they are exposed to changes in fair value due to movements in market interest rates. The entity manages this risk by contracting derivatives (interest rate swaps or futures) in which they pay a fixed rate and receive a variable rate. The interest rate risk is the only one hedged and consequently other risks, such as credit risk, are managed but not hedged by the entity. This strategy is designated as a fair value hedge and its effectiveness is evaluated by comparing by linear regression the changes in the fair value of the bonds with the changes in the fair value of the derivatives.
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

Annual report 2020	Contents
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
In the hedge of cash flows, Banco Santander (Brasil) S.A. has portfolios of loans and government bonds in different currency than the entity's functional currency and, therefore, it is subject to the risk of changes in currency rates. This exposure will be mitigated by hiring cross currency swaps and futures. Its effectiveness is assessed by comparing changes in fair value of loans and bonds, caused by the hedge risk, to changes in fair value of such derivatives.
Finally, they have a portfolio of variable rate government bonds, so they are exposed to changes in the value due to changes in interest rates. In order to mitigate these changes, a future is hired in which a variable rate is paid and a fixed rate is received. Its effectiveness is assessed by comparing changes in the fair value loans and bonds to changes in the fair value of the futures.
Regarding net foreign investments hedges, basically, they are allocated in Banco Santander, S.A. and Santander Consumer Finance Group. Grupo Santander assumes as a priority risk management objective to minimize -to the limit determined by the Group's Financial Management- the impact on the calculation of the capital ratio of its permanent investments included within the Group's consolidable perimeter, and whose shares or equity interests are legally denominated in a currency other than that of the Group's parent company. For this purpose, financial instruments (generally derivatives) are contracted to hedge the impact on the capital ratio of changes in forward exchange rates. Grupo Santander mainly hedges the risk for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD, and PLN. The instruments used to hedge the risk of these investments are forex swaps, forex forward and spot currency purchases/sales.
In the case of this type of hedges, ineffectiveness scenarios are considered to be of low probability, given that the hedging instrument is designated considering the position determined and the spot rate at which the position is located.
The following table sets out the maturity profile of the hedging instruments used in Grupo Santander non-dynamic hedging strategies:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	31 December 2020
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	7,132	14,221	44,897	95,343	37,667	199,260
Interest rate risk	5,616	9,667	39,921	90,913	35,465	181,582
Equity swap	—	11	20	16	—	47
Future interest rate	430	—	3,128	4,255	1,469	9,282
Interest rate swap	3,943	4,804	24,807	33,333	27,826	94,713
Call money swap	1,021	4,662	11,241	49,624	3,192	69,740
Currency swap	157	190	674	3,619	2,764	7,404
Swaption	—	—	51	—	—	51
Collar	—	—	—	15	—	15
Floor	65	—	—	51	214	330
Exchange rate risk	1,516	4,264	3,257	—	—	9,037
Fx forward	901	4,264	3,257	—	—	8,422
Future interest rate	615	—	—	—	—	615
Interest rate and exchange rate risk	—	282	1,711	4,239	2,202	8,434
Interest rate swap	—	—	—	370	56	426
Call money swap	—	—	—	262	42	304
Currency swap	—	282	1,711	3,607	2,104	7,704
Credit risk	—	8	8	191	—	207
CDS	—	8	8	191	—	207

Cash flow hedges	10,489	11,629	44,127	61,186	11,725	139,156
Interest rate risk	6,019	6,707	33,070	26,959	1,976	74,731
Futuros FX y c/v plazo FX	5,213	—	—	2,279	—	7,492
Future interest rate	—	—	—	3,640	—	3,640
Interest rate swap	806	4,626	29,511	11,219	385	46,547
Call money swap	—	1,502	1,550	7,890	1,181	12,123
Currency swap	—	253	338	1,056	410	2,057
Floor	—	326	1,671	875	—	2,872
Exchange rate risk	1,746	2,336	4,616	13,071	1,714	23,483
FX forward	1,532	2,243	3,040	2,336	—	9,151
Future interest rate	—	—	—	499	—	499
Interest rate swap	—	—	—	408	—	408
Currency swap	214	93	1,576	9,828	1,714	13,425
Interest rate and exchange rate risk	1,691	972	5,634	15,687	3,037	27,021
Interest rate swap	816	—	981	2,402	1,019	5,218
Currency swap	875	972	4,653	11,164	2,018	19,682
Call money swap	—	—	—	2,121	—	2,121
Inflation risk	1,033	1,614	807	5,456	4,997	13,907
FX forward	1,000	1,433	578	690	—	3,701
Currency swap	33	181	229	4,766	4,997	10,206
Equity risk	—	—	—	13	1	14
Option	—	—	—	13	1	14

Hedges of net investments in foreign operations:	2,435	5,086	12,831	1,858	—	22,210
Exchange rate risk	2,435	5,086	12,831	1,858	—	22,210
FX forward	2,435	5,086	12,831	1,858	—	22,210
	20,056	30,936	101,855	158,387	49,392	360,626

EUR million
	31 December 2019
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	5,816	14,591	43,236	90,707	48,198	202,548
Interest rate risk	5,468	9,055	37,627	86,119	45,317	183,586
Equity swap	—	11	25	42	—	78
Future interest rate	16	—	606	6,066	5,637	12,325
Interest rate swap	734	3,532	24,382	62,474	26,317	117,439
Call money swap	4,674	5,318	12,085	14,653	8,061	44,791
Currency swap	44	194	529	2,819	5,142	8,728
Swaption	—	—	—	50	—	50
Collar	—	—	—	15	—	15
Floor	—	—	—	—	160	160
Exchange rate risk	333	4,090	5,172	411	—	10,006
Currency swap	4	—	90	190	—	284
Fx forward	329	4,090	5,082	221	—	9,722
Interest rate and exchange rate risk	15	1,432	437	3,933	2,881	8,698
Interest rate swap	—	—	—	869	—	869
Call money swap	—	—	—	21	256	277
Currency swap	15	1,432	437	3,043	2,625	7,552
Credit risk	—	14	—	244	—	258
CDS	—	14	—	244	—	258

Cash flow hedges	16,506	5,912	38,678	62,119	12,224	135,439
Interest rate risk	13,023	2,179	13,011	26,332	1,265	55,810
Futures	12,304	385	3,196	5,770	—	21,655
Future interest rate	—	—	—	771	—	771
Interest rate swap	460	864	7,441	12,585	142	21,492
Call money swap	—	398	1,253	3,925	588	6,164
Currency swap	259	354	231	966	535	2,345
Floor	—	178	890	2,315	—	3,383
Exchange rate risk	2,300	2,572	14,324	11,753	854	31,803
FX forward	2,173	1,746	3,404	3,272	—	10,595
Future interest rate	—	—	9,290	—	—	9,290
Interest rate swap	—	—	—	888	—	888
Currency swap	127	826	1,630	7,593	854	11,030
Interest rate and exchange rate risk	1,086	308	9,221	20,782	7,541	38,938
Interest rate swap	—	—	1,917	2,880	2,550	7,347
Currency swap	1,086	308	5,553	15,106	4,991	27,044
Call money swap	—	—	1,751	2,796	—	4,547
Inflation risk	97	853	2,114	3,204	2,562	8,830
FX forward	—	117	1,205	908	—	2,230
Currency swap	97	736	909	2,207	2,562	6,511
Call money swap		—	—	89	—	89
Equity risk	—	—	8	48	2	58
Option	—	—	8	48	2	58

Hedges of net investments in foreign operations	2,735	4,191	14,192	3,359	—	24,477
Exchange rate risk	2,735	4,191	14,192	3,359	—	24,477
FX forward	2,735	4,191	14,192	3,359	—	24,477
	25,057	24,694	96,106	156,185	60,422	362,464

Annual report 2020	Contents

EUR million
	31 December 2018
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	9,377	17,989	23,773	78,541	49,039	178,719
Interest rate risk	8,436	12,519	21,987	73,817	46,310	163,069
Equity swap	—	27	46	36	—	109
Future interest rate	668	2,012	981	2,650	1,391	7,702
Interest rate swap	7,672	10,213	18,423	60,330	32,407	129,045
Call money swap	96	267	1,823	6,967	10,426	19,579
Currency swap	—	—	714	2,368	1,875	4,957
Swaption	—	—	—	51	—	51
Collar	—	—	—	—	15	15
Floor	—	—	—	1,415	196	1,611
Exchange rate risk	17	1,855	1,147	172	—	3,191
Fx forward	17	1,855	1,147	172	—	3,191
Interest rate and exchange rate risk	924	3,615	639	4,503	2,556	12,237
Interest rate swap	445	1,462	35	710	370	3,022
Call money swap	—	—	—	—	20	20
Currency swap	479	2,153	604	3,793	2,166	9,195
Inflation risk	—	—	—	—	168	168
Call money swap	—	—	—	—	64	64
Currency swap	—	—	—	—	104	104
Credit risk	—	—	—	49	5	54
CDS	—	—	—	49	5	54

Cash flow hedges	18,684	6,994	16,954	62,947	12,821	118,400
Interest rate risk	2,079	2,984	7,530	26,020	552	39,165
Fx forward	49	377	559	—	—	985
Future interest rate	2	—	—	125	—	127
Interest rate swap	2,028	2,161	5,957	23,593	217	33,956
Currency swap	—	446	839	730	335	2,350
Floor	—	—	175	1,572	—	1,747
Exchange rate risk	16,166	3,478	5,896	11,984	933	38,457
Future FX and c/v term FV	4,955	—	—	—	—	4,955
FX forward	1,423	—	47	1,813	—	3,283
Future interest rate	4,946	—	—	—	—	4,946
Interest rate swap	—	—	—	1,055	—	1,055
Currency swap	4,842	3,478	5,535	9,116	933	23,904
Floor	—	—	314	—	—	314
Interest rate and exchange rate risk	—	8	2,921	21,930	9,524	34,383
Interest rate swap	—	8	898	8,456	3,210	12,572
Currency swap	—	—	2,023	13,474	6,314	21,811
Inflation risk	439	524	566	2,977	1,812	6,318
FX forward	—	121	156	137	—	414
Currency swap	439	403	410	2,840	1,812	5,904
Equity risk	—	—	41	36	—	77
Option	—	—	41	36	—	77

Hedges of net investments in foreign operations	555	777	11,067	9,289	—	21,688
Exchange rate risk	555	777	11,067	9,289	—	21,688
FX forward	555	777	11,067	9,289	—	21,688
	28,616	25,760	51,794	150,777	61,860	318,807

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Additionally, the profile information of maturities and the price/average rate for the most representative geographies is shown:
Santander UK Group Holdings plc group

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	2,704	8,481	30,946	53,170	9,050	104,351
Average fixed interest rate (%) GBP	0.690	0.650	0.820	0.730	3.720
Average fixed interest rate (%) EUR	1.180	0.230	3.020	0.980	2.340
Average fixed interest rate (%) USD	1.870	1.720	2.890	2.490	4.160
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal			147	776	260	1,183
Average GBP/EUR exchange rate	—	—	1.141	1.170	1.167
Average fixed interest rate (%) EUR	—	—	4.640	1.780	3.560
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	999	2,815	8,869	1,180	13,863
Average fixed interest rate (%) GBP	—	0.460	0.570	1.450	1.330
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,602	2,244	4,317	8,328	1,246	17,737
Average GBP/JPY exchange rate	—	137.977	135.607	132.271	—
Average GBP/EUR exchange rate	—	—	—	1.163	1.179
Average GBP/USD exchange rate	1.293	1.316	1.323	1.304	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	1,630	—	3,858	11,816	2,792	20,096
Average GBP/EUR exchange rate	—	—	1.354	1.253	1.197
Average GBP/USD exchange rate	1.465	—	—	1.609	1.381
Average fixed interest rate (%) GBP	2.010	—	3.180	2.480	3.390

Annual report 2020	Contents

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	5,118	6,822	32,210	51,307	15,397	110,854
Average fixed interest rate (%) GBP	0.770	0.900	0.880	1.330	3.000
Average fixed interest rate (%) EUR	(0.410)	0.290	2.210	1.360	2.360
Average fixed interest rate (%) USD	—	1.540	1.990	2.690	4.560
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	887	—	394	738	2,019
Average GBP/EUR exchange rate	—	—	—	1.178	1.160
Average GBP/USD exchange rate	—	1.511	—	—	—
Average fixed interest rate (%) EUR	—	—	—	3.520	2.120
Average fixed interest rate (%) USD	—	2.380	—	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	398	1,253	5,490	588	7,729
Average fixed interest rate (%) GBP	—	0.760	0.820	1.460	0.400
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,395	2,491	4,417	7,019	—	15,322
Average GBP/JPY exchange rate	—	145.928	143.086	140.815	—
Average GBP/EUR exchange rate	—	1.144	1.117	1.153	—
Average GBP/USD exchange rate	1.286	1.252	1.293	1.299	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	954	—	7,626	15,089	7,291	30,960
Average GBP/EUR exchange rate	1.274	—	1.169	1.311	1.209
Average GBP/USD exchange rate	—	—	1.536	1.581	1.450
Average fixed interest rate (%) GBP	2.490	—	2.160	2.870	2.960

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6,888	9,403	16,333	44,166	17,498	94,288
Average fixed interest rate (%) GBP	0.633	0.788	1.057	1.586	2.849
Average fixed interest rate (%) USD	(0.223)	0.670	0.911	1.085	1.261
Average fixed interest rate (%) EUR	1.513	1.314	1.337	2.684	2.179
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	877	2,894	—	1,331	585	5,687
Average GBP/EUR exchange rate	—	—	—	1.183	1.168
Average GBP/USD exchange rate	1.580	1.332	—	1.511	—
Average fixed interest rate (%) USD	—	—	—	3.888	3.923
Average fixed interest rate (%) EUR	3.615	2.500	—	2.375	7.950
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	1,917	2,225	3,466	—	7,608
Average fixed interest rate (%) GBP	—	0.726	0.733	1.334	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	4,378	2,853	3,310	7,132	—	17,673
Average GBP/JPY exchange rate	—	147.215	146.372	145.319	—
Average GBP/EUR exchange rate	—	—	1.280	1.135	—
Average GBP/USD exchange rate	1.304	1.307	1.310	1.305	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	2,859	21,288	9,495	33,642
Average GBP/EUR exchange rate	—	—	1.252	1.271	1.217
Average GBP/USD exchange rate	—	—	1.633	1.545	1.511
Average fixed interest rate (%) GBP	—	—	2.340	2.660	2.900

Annual report 2020	Contents
Banco Santander, S.A.

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	2,073	409	2,165	17,430	14,294	36,371
Average fixed interest rate (%) GBP	—	—	—	1.375	4.072
Average fixed interest rate (%) EUR	0.647	0.551	0.388	0.820	1.927
Average fixed interest rate (%) CHF	—	—	—	0.800	0.403
Average fixed interest rate (%) JPY	—	—	—	0.465	—
Average fixed interest rate (%) USD	0.698	0.570	2.031	3.004	3.562
Average fixed interest rate (%) RON	—	—	—	3.610	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	833	4,149	3,008	—	—	7,990
Average fixed interest rate (%) GBP/EUR	—	0.901	0.916	—	—
Average fixed interest rate (%) USD/EUR	1.165	1.171	1.178	—	—
Average COP/USD exchange rate	3,628.140	3,603.595	—	—	—
Average CNY/EUR exchange rate	8.108	8.102	7.997	—	—
Average SAR/EUR exchange rate	4.484	4.514	—	—	—
Average PEN/USD exchange rate	—	3.609	—	—	—
Average AUD/EUR exchange rate	—	1.609	—	—	—
Average JPY/EUR exchange rate	—	124.612	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	282	818	2,621	1,083	4,804
Average fixed interest rate (%) AUD/EUR	—	—	—	4.000	4.660
Average fixed interest rate (%) CZK/EUR	—	—	—	0.860	—
Average fixed interest rate (%) EUR/COP	—	—	4.380	—	—
Average fixed interest rate (%) RON/EUR	—	—	—	4.849	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.580	—
Average fixed interest rate (%) JPY/EUR	—	—	2.195	0.568	1.281
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.605
Average fixed interest rate (%) CHF/EUR	—	—	—	—	1.243
Average fixed interest rate (%) USD/COP	—	—	8.030	6.659	7.231
Average fixed interest rate (%) COP/USD	—	—	6.000	—	—
Average fixed interest rate (%) USD/CLP	—	—	0.930	—	—
Average AUD/EUR exchange rate	—	—	—	1.499	1.508
Average COP/USD exchange rate	—	—	3,437.200	—	—
Average CZK/EUR exchange rate	—	—	—	25.539	—
Average EUR/GBP exchange rate	—	1.113	—	—	—
Average EUR/COP exchange rate	—	—	0.0002	—	—
Average EUR/USD exchange rate	—	—	—	0.891	—
Average HKD/EUR exchange rate	—	—	—	8.782	—
Average JPY/EUR exchange rate	—	—	113.370	133.840	125.883
Average MXN/EUR exchange rate	—	—	—	14.696	—
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average RON/EUR exchange rate	—	—	—	4.727	—
Average CHF/EUR exchange rate	—	—	—	1.092	1.105
Average USD/COP exchange rate	—	—	0.0003	0.0003	0.0003
Average USD/CLP exchange rate	—	—	0.001	—	—
Average USD/MXN exchange rate	—	—	0.050	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Credit risk
Credit risk instruments
Nominal	—	8	8	191	—	207
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	1,247	3,242	208	4,697
Average EUR/GBP exchange rate	—	—	1.080	1.102	—
Average EUR/USD exchange rate	—	—	—	0.882	—
Average AUD/EUR exchange rate	—	—	—	1.625	—
Average RON/EUR exchange rate	—	—	—	4.810	—
Average JPY/EUR exchange rate	—	—	—	120.568	—
Average CHF/EUR exchange rate	—	—	—	—	1.102
Interest rate risk
Bond Forward instruments
Nominal	3,164	5,000	23,000	4,279	—	35,443
Average fixed interest rate (%) EUR	—	(0.2580)	(0.2498)	(0.2359)	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	2,229	4,554	11,570	1,858	—	20,211
Average BRL/EUR exchange rate	5.270	5.308	6.332	—	—
Average CLP/EUR exchange rate	869.633	861.546	864.339	932.215	—
Average COP/EUR exchange rate	—	—	4,471.305	—	—
Average GBP/EUR exchange rate	0.909	0.916	0.907	—	—
Average MXN/EUR exchange rate	23.121	25.456	26.788	—	—
Average PLN/EUR exchange rate	4.427	4.420	4.516	—	—

Annual report 2020	Contents

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	8	106	1,406	16,707	10,219	28,446
Average fixed interest rate (%) GBP	—	—	—	1.43	6.82
Average fixed interest rate (%) EUR	5.30	2.41	3.20	0.79	2.58
Average fixed interest rate (%) CHF	—	—	—	0.80	0.40
Average fixed interest rate (%) JPY	—	—	—	0.46	—
Average fixed interest rate (%) USD	—	—	2.05	3.12	3.93
Foreign exchange risk
Exchange and interest rate instruments
Nominal	211	3,903	4,777	—	—	8,891
Average fixed interest rate (%) GBP/EUR	—	0.86	0.87	—	—
Average fixed interest rate (%) USD/EUR	—	1.12	1.12	—	—
Average fixed interest rate (%) USD/CLP	747.72	747.90	746.70	—	—
Average CNY/EUR exchange rate	—	7.91	8.01	—	—
Average SAR/EUR exchange rate	4.16	4.18	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	14	289	346	2,599	949	4,197
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	4.66
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	6.16	—	—
Average fixed interest rate (%) RON/EUR	—	—	—	4.85	—
Average fixed interest rate (%) HKD/EUR	—	—	2.52	2.58	—
Average fixed interest rate (%) JPY/EUR	—	—	0.54	0.66	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) CHF/EUR	—	—	—	—	1.24
Average fixed interest rate (%) USD/COP	7.54	—	5.67	7.62	7.22
Average AUD/EUR exchange rate	—	—	—	1.4989	1.508
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.1711	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average HKD/EUR exchange rate	—	—	8.7185	8.7820	—
Average JPY/EUR exchange rate	—	—	130.4700	132.4608	125.8830
Average MXN/EUR exchange rate	—	—	—	14.6960	—
Average NOK/EUR exchange rate	—	—	—	—	9.6060
Average RON/EUR exchange rate	—	—	—	4.7271	—
Average CHF/EUR exchange rate	—	—	—	1.0924
Average USD/COP exchange rate	0.0003	—	0.0003	0.0003	0.0003
Average USD/MXN exchange rate	—	—	—	0.0520	—
Credit Risk
Credit risk instruments
Nominal	—	13	—	244	—	257
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	353	4,410	207	4,970
Interest rate risk
Bond Forward instruments
Nominal	11,626	—	1,792	5,443	—	18,861

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	2,592	3,838	13,595	3,359	—	23,384
Average BRL/EUR exchange rate	4.59	4.74	4.74	4.88	—
Average CLP/EUR exchange rate	822.13	822.32	811.64	824.36	—
Average COP/EUR exchange rate	—	—	3,828.61	—	—
Average GBP/EUR exchange rate	0.89	0.91	0.94	—	—
Average MAD/EUR exchange rate	—	10.77	10.87	—	—
Average MXN/EUR exchange rate	23.49	23.10	23.27	—	—
Average PLN/EUR exchange rate	4.37	4.38	4.39	—	—

Annual report 2020	Contents

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	500	665	425	12,987	22,025	36,602
Average fixed interest rate (%) GBP	—	—	—	—	7.08
Average fixed interest rate (%) EUR	3.75	0.63	2.06	1.81	3.20
Average fixed interest rate (%) CHF	—	—		0.76	1.04
Average fixed interest rate (%) USD	—	—	1.38	3.43	4.11
Foreign exchange risk
Exchange and interest rate instruments
Nominal	—	1,825	771	—	—	2,596
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	41	461	120	2,083	951	3,656
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	4.80
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	7.54	—	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.52	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.64	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) USD/COP	6.13	6.71	—	9.47	—
Average AUD/EUR exchange rate	—	—	—	1.50	1.50
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.15	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average EUR/MXN exchange rate	—	—	—	—	—
Average HKD/EUR exchange rate	—	—	—	8.718	—
Average JPY/EUR exchange rate	—	—	—	132.014	125.883
Average MXN/EUR exchange rate	—	—	—	14.696	—
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average USD/BRL exchange rate	—	—	0.269	—	—
Average USD/COP exchange rate	—	0.0003	0.0003	—	0.0003
Credit Risk
Credit risk instruments
Nominal	—	—	—	49	5	54
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,942	—	—	6,130	20	8,092
Average fixed interest rate (%) EUR	—	—	—	0.0051	0.0055
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	373	497	10,587	9,289	—	20,746
Average BRL/EUR exchange rate	4.46	—	4.46	4.73	—
Average CLP/EUR exchange rate	—	766.01	768.25	795.1	—
Average CNY/EUR exchange rate	—	—	8.14	—	—
Average COP/EUR exchange rate	—	3728.01	3685.8	—	—
Average GBP/EUR exchange rate	—	0.91	0.89	—	—
Average MXN/EUR exchange rate	22.98	—	24.51	24.5	—
Average PLN/EUR exchange rate	—	—	4.38	4.26	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Santander Consumer Finance Group

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	241	501	2,052	4,744	519	8,057
Average fixed interest rate (%) EUR	—	0.004	(0.009)	(0.045)	(0.005)
Average fixed interest rate (%) CHF	(0.590)	(0.547)	(0.570)	(0.553)	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	68	88	249	—	—	405
Average DKK/EUR exchange rate	—	—	10.075	—	—
Average PLN/EUR exchange rate	—	—	1.582	—	—
Average CHF/EUR exchange rate	1.075	1.072	1.075	—	—
Average SEK/EUR exchange rate	10.341	10.426	—	—	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	—	—	—	652	—	652
Average fixed interest rate (%) DKK	—	—	—	7.454	—
Average DKK/EUR exchange rate	—	—	—	0.006	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	71	125	612	1,481	—	2,289
Average fixed interest rate (%) EUR	0.135	0.172	0.175	0.181	—
Foreign exchange risk
Nominal exchange rate instruments
Nominal	11	92	112	815	48	1,078
Average NOK/EUR exchange rate	—	—	—	—	10.590
Average CHF/EUR exchange rate	—	1.084	1.116	1.123	—
Average CAD/EUR exchange rate	151.400	—	1.501	1.525	—
Average JPY/EUR exchange rate	—	—	116.990	125.071	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	60	510	700	426	—	1,696
Average SEK/EUR exchange rate	10.302	10.556	10.381	10.446	—
Average NOK/EUR exchange rate	—	—	—	9.281	—
Average CHF/EUR exchange rate	—	1.088	—	1.089	—
Average CAD/EUR exchange rate	—		—	—	—
Average DKK/EUR exchange rate	—	7.456	7.473	—	—
Average JPY/EUR exchange rate	—	—	—	4.287	—
Average fixed interest rate (%) EUR	—	—	—	0.890	—
Average fixed interest rate (%) CHF	—	—	—	0.150	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange and interest rate instruments
Nominal	206	501	1,260	—	—	1,967
Average NOK/EUR exchange rate	10.141	10.962	10.861	—	—
Average CNY/EUR exchange rate	—	7.639	—	—	—

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	159	1,394	2,154	5,669	18	9,394
Average fixed interest rate (%) EUR	(0.164)	(0.027)	(0.119)	(0.110)	(0.123)
Average fixed interest rate (%) CHF	(0.700)	(0.700)	(0.630)	(0.560)	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	118	187	304	—	—	609
Average DKK/EUR exchange rate	7.458	7.465	7.458	—	—
Average PLN/EUR exchange rate	4.382	4.302	4.347	—	—
Average CHF/EUR exchange rate	1.093	1.096	—	—	—
Average SEK/EUR exchange rate	—	10.687	—	—	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	—	249	—	499	—	748
Average fixed interest rate (%) DKK	—	7.462	—	7.443	—
Average DKK/EUR exchange rate	—	0.004	—	0.006	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	54	152	379	562	—	1,147
Average fixed interest rate (%) EUR	0.212	0.212	0.212	0.212	—
Foreign exchange risk
Nominal exchange rate instruments
Nominal	14	25	254	953	72	1,318
Average SEK/EUR exchange rate	—	—	10.461	10.529	10.456
Average CHF/EUR exchange rate	—	—	1.094	1.121	—
Average CAD/EUR exchange rate	1.539	1.500	1.528	1.491	—
Average DKK/EUR exchange rate	—	—	7.474	—	—
Average JPY/EUR exchange rate	—	—	131.960	123.116	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	130	175	1,025	452	—	1,782
Average SEK/EUR exchange rate	10.415	10.362	10.448	10.318	—
Average NOK/EUR exchange rate	—	9.241	9.082	9.281	—
Average CHF/EUR exchange rate	—	1.085	1.090	1.089	—
Average CAD/EUR exchange rate	—	—	—	—	—
Average DKK/EUR exchange rate	7.468	7.466	7.460	7.457	—
Average JPY/EUR exchange rate	—	—	—	4.287	—
Average fixed interest rate (%) EUR	—	—	—	0.410	—
Average fixed interest rate (%) CHF	—	—	—	0.330	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange and interest rate instruments
Nominal	143	352	597	—	—	1,092
Average NOK/EUR exchange rate	9.920	9.878	10.186	—	—
Average CNY/EUR exchange rate	—	7.968	—	—	—

Annual report 2020	Contents

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	253	672	3,488	6,883	63	11,359
Average fixed interest rate (%) EUR	(0.197)	(0.125)	(0.036)	(0.065)	(0.113)
Average fixed interest rate (%) CHF	(0.659)	(0.696)	(0.679)	(0.561)	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	17	30	376	—	—	423
Average DKK/EUR exchange rate	7.455	—	7.456	—	—
Average NOK/EUR exchange rate	—	—	9.687	—	—
Average CHF/EUR exchange rate	—	1.138	1.127	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	240	339	448	—	1,027
Average SEK/EUR exchange rate	—	—	0.104	—	—
Average DKK/EUR exchange rate	—	0.134	0.134	0.134	—
Average fixed interest rate (%) SEK	—	—	0.008	—	—
Average fixed interest rate (%) DKK	—	0.002	0.003	0.004	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	85	99	313	423	—	920
Average fixed interest rate (%) EUR	0.183	0.183	0.183	0.183	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	339	557	2,368	1,061	—	4,325
Average SEK/EUR exchange rate	0.101	0.098	0.099	0.099	—
Average NOK/EUR exchange rate	0.108	0.108	0.108	0.108	—
Average CHF/EUR exchange rate	0.896	0.859	0.870	0.900	—
Average CAD/EUR exchange rate	0.654	0.658	0.652	0.656	—
Average DKK/EUR exchange rate	0.134	0.134	0.134	—	—
Average PLN/EUR exchange rate	—	—	0.234	0.233	—
Average USD/EUR exchange rate	—	—	0.897	—	—
Average JPY/EUR exchange rate	—	—	0.008	0.008	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange rate instruments
Nominal	181	282	480	—	—	943
Average NOK/EUR exchange rate	103.751	103.538	102.963	—	—
Average CNY/EUR exchange rate	—	—	121.796	—	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	9	2	49	48	1,954	2,062
Average fixed interest rate (%) MXN	—	—	—	—	—
Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	—	—	11	559	859	1,429
Average EUR/MXN exchange rate	—	—	—	—	—
Average GBP/MXN exchange rate	—	—	—	—	—
Average USD/MXN exchange rate	—	—	—	—	—
Average MXV/MXN exchange rate	—	—	—	—	—
Average fixed interest rate (%) USD	—	—	—	—	—
Average fixed interest rate (%) EUR	—	—	—	—	—
Average fixed interest rate (%) GBP	—	—	—	—	—
Average fixed interest rate (%) MXN	—	—	—	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	164	299	—	463
Average fixed interest rate (%) MXN	—	—	0.073	0.072	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	132	—	100	2,513	—	2,745
Average BRL/USD exchange rate	—	—	0.117	0.126	—
Average EUR/MXN exchange rate	0.250	—	—	0.167	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	—	104	37	141
Average EUR/MXN exchange rate	—	—	—	0.192	—
Average GBP/MXN exchange rate	—	—	—	0.260	—
Average USD/MXN exchange rate	—	—	—	—	0.182
Average fixed interest rate (%) USD	—	—	—	—	0.041
Average fixed interest rate (%) EUR	—	—	—	0.026	—
Average fixed interest rate (%) GBP	—	—	—	0.068	—

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6	140	174	121	2,262	2,703
Average fixed interest rate (%) MXN	5.005	8.475	8.420	7.126	6.584
Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	1	5	66	423	1,195	1,690
Average EUR/MXN exchange rate	21.230	—	—	20.992	21.755
Average GBP/MXN exchange rate	—	—	—	25.196	—
Average USD/MXN exchange rate	—	13.300	—	13.300	19.278
Average MXV/MXN exchange rate	—	—	4.680	—	4.680
Average fixed interest rate (%) USD	—	3.930	—	2.460	7.077
Average fixed interest rate (%) EUR	0.500	—	—	2.076	3.012
Average fixed interest rate (%) GBP	—	—	—	6.750	—
Average fixed interest rate (%) MXN	—	—	2.500	—	4.500
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	533	—	533
Average fixed interest rate (%) MXN	—	—	—	7.182	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	890	—	103	2,793	—	3,786
Average BRL/MXN exchange rate	3.550	—	4.320	5.210	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	2	133	163	208	43	549
Average EUR/MXN exchange rate	—	—	—	—	—
Average GBP/MXN exchange rate	—	—	23.130	25.196	—
Average USD/MXN exchange rate	—	—	16.220	12.725	18.227
Average MXV/MXN exchange rate	—	—	—	—	—
Average fixed interest rate (%) USD	—	7.930	2.628	3.441	4.125
Average fixed interest rate (%) EUR	1.510	—	—	2.600	0.151
Average fixed interest rate (%) GBP	—	—	1.083	6.750	—

Annual report 2020	Contents

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	—	1	346	80	—	427
Average fixed interest rate (%) MXN	—	5.180	6.907	5.593	—
Average fixed interest rate (%) USD	—	—	1.465	1.465	—
Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	—	—	41	282	1,009	1,332
Average EUR/MXN exchange rate	—	—	—	20.470	21.890
Average GBP/MXN exchange rate	—	—	—	24.870	25.310
Average USD/MXN exchange rate	—	—	13.920	13.920	18.390
Average MXV/MXN exchange rate	—	—	5.059	5.059	5.059
Average fixed interest rate (%) USD	—	—	8.000	3.980	4.125
Average fixed interest rate (%) EUR	—	—	—	2.420	2.750
Average fixed interest rate (%) GBP	—	—	—	—	6.750
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	178	—	178
Average fixed interest rate (%) MXN	—	—	—	7.258	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,415	44	56	2,719	103	4,337
Average EUR/MXN exchange rate	—	—	16.679	18.932	18.688
Average GBP/MXN exchange rate	—	—	—	23.127	25.947
Average USD/MXN exchange rate	18.729	20.289	17.918	16.443	18.508
Average BRL/MXN exchange rate	5.863	—	5.732	5.736	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Banco Santander (Brasil) S.A.

	31 December 2020
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	430	—	3,129	4,254	1,469	9,282
Average fixed interest rate (%) BRL	2.000	—	2.000	2.000	2.000
Foreign exchange risk
Exchange and interest rate instruments
Nominal	614	—	—	—	—	614
Average USD/BRL exchange rate	6.260	—	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	—	367	—	367
Average USD/BRL exchange rate	—	—	—	6.260	—
Average fixed interest rate (%) BRL	—	—	—	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	3,640	—	3,640
Average fixed interest rate (%) BRL	—	—	—	2.000	—
Foreign exchange risk and others
Exchange rate instruments
Nominal	—	—	—	499	—	499
Average USD/BRL exchange rate	—	—	—	6.260	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	231	—	—	231
Average USD/BRL exchange rate	—	—	6.260	—	—
Average fixed interest rate (%) BRL	—	—	—	—	—

	31 December 2019
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	16	—	606	6,065	5,638	12,325
Average fixed interest rate (%) BRL	7.920	—	9.250	6.880	0.040
Foreign exchange risk
Exchange and interest rate instruments
Nominal	—	1	90	193	—	284
Average USD/BRL exchange rate	—	3.730	3.750	3.830	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	7	—	—	7
Average EUR/MXN exchange rate	—	—	—	—	—
Average fixed interest rate (%) BRL	—	—	4.570	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	772	—	772
Average fixed interest rate (%) BRL	—	—	—	4.500	—
Foreign exchange risk and others
Exchange rate instruments
Nominal	—	—	9,290	—	—	9,290
Average USD/BRL exchange rate	—	—	4.570	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	—	389	—	389
Average EUR/MXN exchange rate	—	—	—	4.570	—
Average fixed interest rate (%) BRL	—	—	—	—	—

Annual report 2020	Contents

	31 December 2018
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	668	2,045	—	3,529	1,378	7,620
Average fixed interest rate (%) BRL	9.500	6.967	6.937	10.055	10.030
Foreign exchange rate risk and other
Exchange and interest rate instruments
Nominal	6	15	36	316	38	411
Average USD/BRL exchange rate	3.247	3.303	3.551	3.642	3.265
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	3,877	2,997	3,030	119	—	10,023
Average fixed interest rate (%) BRL	6.500	6.500	6.500	6.500	—
Foreign exchange risk and other
Exchange and interest rate instruments
Nominal	—	8	26	—	238	272
Average USD/BRL exchange rate	—	3.716	3.648	—	3.135

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The following table contains details of the hedged exposures covered by the Group's hedging strategies at 31 December 2020, 2019 and 2018:

	EUR million
	31 December 2020
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	141,608	52,055	3,369	2,914		553	—	—
Interest rate risk	128,279	48,137	3,183	2,727		469	—	—
Deposits	19,000	4,406	656	15	Loans and advances/ Deposits	132	—	—
Bond	25,430	24,317	975	1,638	Debt instruments/ Debt instruments issued	(20)	—	—
Securities loans	61,898	62	1,153	—	Loans and advances	372	—	—
Repo	15,723	574	19	16	Loans and advances/ Deposits	(1)	—	—
Liquidity facilities	6,228	4,450	380	(16)	Loans and advances/ Deposits	174	—	—
Issuances assurance	—	3,190	—	25	Debt instruments/ Debt instruments issued	(21)	—	—
Securitization	—	11,138	—	1,049	Debt instruments/ Debt instruments issued	(167)	—	—
Exchange rate risk	8,718	—	40	—		(13)	—	—
Liquidity facilities	118	—	5	—	Loans and advances/ Deposits	1	—	—
Deposits	1,889	—	22	—	Loans and advances/ Deposits	(13)	—	—
Bonds	6,711	—	13	—	Loans and advances/ Deposits	(1)	—	—
Interest and Exchange rate risk	4,391	3,918	143	187		100	—	—
Borrowed deposits	1,229	—	13	—	Loans and advances/ Deposits	86	—	—
Bonds	2,333	3,130	130	84	Debt instruments	57	—	—
Securitization	—	689	—	101	Debt instruments	(40)	—	—
Repos	829	99	—	2	Loans and advances/ Deposits	(3)	—	—
Credit risk	220	—	3	—		(3)	—	—
Bonds	220	—	3	—	Debt instruments	(3)	—	—

Annual report 2020	Contents

	EUR million
	31 December 2020
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Cash flow hedges						532	420	(43)
Interest rate risk						314	(87)	(11)
Firm commitment					Other assets/liabilities	6	139	—
Deposits					Deposits and loans and advances	(28)	21	4
Government bonds					Debt instruments	382	(377)	(4)
Liquidity facilities					Loans and advances	(47)	126	(11)
Secondary market loans					Loans and advances	(1)	—	—
Equity portfolio					Equity portfolio	2	—	—
Highly likely scheduled transactions					Other assets/liabilities	—	4	—
Exchange rate risk						204	(68)	0
Deposits					Deposits and loans and advances	72	(57)	—
Bonds					Debt instruments	(228)	46	—
Issuances assurance						14	(3)	—
Secondary market loans					Loans and advances	298	(4)	—
Senior securitization					Debt instruments	48	(50)	—
Highly likely scheduled transactions					Other assets/liabilities	—	—	—
Interest and Exchange rate risk						(87)	680	—
Deposits					Deposits and loans and advances	52	(4)	—
Bonds					Debt instruments	30	108	—
Securitization					Debt instruments	(169)	576	—
Inflation risk						105	(111)	(32)
Deposits					Deposits and loans and advances	64	(86)	(32)
Bonds					Debt instruments	41	(25)	—
Equity risk						(4)	6	0
Highly likely scheduled transactions					Highly likely scheduled transactions	(4)	6	—
Net foreign investments hedges	22,150	—	—	—		—	(11)	14
Exchange rate risk	22,150	—	—	—		—	(11)	14
Equity instruments	22,150	—	—	—	Equity instruments	—	(11)	14
	163,758	52,055	3,369	2,914		1,085	409	(29)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	EUR million
	31 December 2019
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	134,958	60,487	2,768	2,298		1,583	—	—
Interest rate risk	122,560	55,538	2,764	2,099		1,370	—	—
Deposits	66,087	8,814	1,584	(5)	Loans and advances/ Deposits	578	—	—
Bond	33,202	24,145	1,150	1,302	Debt instruments/ Debt instruments issued	825	—	—
Repo	22,057	589	27	18	Loans and advances/ Deposits	—	—	—
Liquidity facilities	1,214	4,531	3	(219)	Loans and advances/ Deposits	177	—	—
Issuances assurance	—	3,171	—	12	Debt instruments/ Debt instruments issued	(4)	—	—
Securitization	—	14,288	—	991	Debt instruments/ Debt instruments issued	(206)	—	—
Exchange rate risk	8,613	—	19	—		58	—	—
Liquidity facilities	57	—	3	—	Loans and advances/ Deposits	3	—	—
Deposits	2,912	—	1	—	Loans and advances/ Deposits	37	—	—
Bonds	5,644	—	15	—	Debt instruments	18	—	—
Interest and Exchange rate risk	3,532	4,949	(21)	199		154	—	—
Borrowed deposits	460	—	—	—	Loans and advances/ Deposits	—	—	—
Bonds	2,262	3,366	(16)	51	Loans and advances/ Deposits	4	—	—
Securitization	—	1,483	—	150	Debt instruments	152	—	—
Repos	810	100	(5)	(2)	Loans and advances/ Deposits	(2)	—	—
Inflation risk	—	—	—	—		(4)	—	—
Deposits	—	—	—	—	Loans and advances/ Deposits	(1)	—	—
Bonds	—	—	—	—	Debt instruments	(3)	—	—
Credit risk	253	—	6	—		5	—	—
Bonds	253	—	6	—	Debt instruments	5	—	—

Annual report 2020	Contents

	EUR million
	31 December 2019
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Cash flow hedges						(204)	522	(79)
Interest rate risk						(128)	4	(74)
Firm commitment					Other assets/liabilities	18	(11)	—
Deposits					Deposits and loans and advances	1	(5)	14
Government bonds					Debt instruments	(24)	(22)	(63)
Liquidity facilities					Loans and advances	(121)	27	(25)
Secondary market loans					Loans and advances	(2)	3	—
Highly likely scheduled transactions					Other assets/liabilities	—	12	—
Exchange rate risk						(32)	130	(4)
Deposits					Deposits and loans and advances	(3)	140	—
Bonds					Deposits and loans and advances	(237)	4	(4)
Issuances assurance						—	(3)	—
Secondary market loans					Loans and advances	194	(9)	—
Senior securitization					Debt instruments	15	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	(1)	2	—
Interest and Exchange rate risk						(169)	510	—
Deposits					Deposits and loans and advances	54	(6)	—
Bonds					Debt instruments	29	(25)	—
Securitization					Debt instruments	(252)	541	—
Inflation risk						20	(22)	0
Deposits					Deposits and loans and advances	23	(24)	—
Bonds					Debt instruments	(3)	2	—
Liquidity facilities					Loans and advances	—	—	—
Equity risk						7	(2)	(1)
Highly likely scheduled transactions					Other assets/liabilities	7	(2)	(1)
Other risks						98	(98)	—
Bonds					Other assets/liabilities	98	(98)	—
Net foreign investments hedges	1,070	—	—	—		—	—	—
Exchange rate risk	1,070	—	—	—		—	—	—
Equity instruments	1,070	—	—	—	Equity instruments	—	—	—
	136,028	60,487	2,768	2,298		1,379	522	(79)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	EUR million
	31 December 2018
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	110,669	46,830	1,915	1,765		(20)	—	—
Interest rate risk	104,393	39,251	1,886	1,478		(74)	—	—
Deposits	59,319	1,370	1,021	(1)	Deposits and loans and advances	(265)	—	—
Bond	27,235	21,759	792	791	Debt instruments	(35)	—	—
Repo	13,874	561	25	16	Other assets	18	—	—
Loans of securities	—	—	—	—	Loans and advances	—	—	—
Liquidity facilities	3,965	232	48	2	Loans and advances	35	—	—
Issuances assurance	—	2,013	—	12	Other assets/liabilities	3	—	—
Securitization	—	13,316	—	658	Debt instruments	170	—	—
Equity instruments	—	—	—	—	Equity instruments	—	—	—
Exchange rate risk	3,378	—	5	—		(3)	—	—
Deposits	1,614	—	9	—	Debt instruments	8	—	—
Bonds	1,764	—	(4)	—	Debt instruments	(11)	—	—
Interest and Exchange rate risk	2,776	7,474	21	287		53	—	—
Borrowed deposits	751	—	19	—	Deposits and loans and advances	16	—	—
Bonds	1,591	3,571	2	26	Debt instruments	(31)	—	—
Securitization	—	3,358	—	262	Debt instruments	67	—	—
Repos	434	99	—	(1)	Other assets/liabilities	1	—	—
CLO	—	446	—	—	Other assets/liabilities	—	—	—
Inflation risk	68	105	3	0		4	—	—
Deposits	—	105	—	—	Deposits and loans and advances	1	—	—
Bonds	68	—	3	—	Debt instruments	3	—	—
Credit risk	54	—	—	—		—	—	—
Bonds	54	—	—	—	Debt instruments	—	—	—
Cash flow hedges						(432)	447	(10)
Interest rate risk						(52)	111	(12)
Firm commitment					Other assets/liabilities	(24)	(75)	—
Deposits					Deposits and loans and advances	(26)	47	—
Government bonds					Debt instruments	(13)	72	—
Liquidity facilities					Loans and advances	8	65	(12)
Secondary market loans					Other assets/liabilities	4	2	—
Senior securitization					Debt instruments	(1)	—	—

Annual report 2020	Contents

Exchange rate risk						(416)	(23)	2
Deposits					Other assets/liabilities	83	(8)	—
Bonds					Deposits and loans and advances	(309)	(16)	2
Secondary market loans					Loans and advances	(179)	(21)	—
Senior securitization					Debt instruments	(11)	21	—
CLO					Other assets/liabilities	—	1	—
Interest and Exchange rate risk						4	341	—
Deposits					Deposits and loans and advances	7	2	—
Bonds					Debt instruments	(13)	(9)	—
Securitization					Debt instruments	10	348	—
Inflation risk						15	22	—
Deposits					Deposits and loans and advances	25	25	—
Bonds					Debt instruments	(3)	(3)	—
Liquidity facilities					Loans and advances	(7)	—	—
Equity risk						17	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	17	(4)	—
Other risks						—	—	—
Bonds					Other assets/liabilities	—	—	—
Net foreign investments hedges	792	—	10	—		—	—	—
Exchange rate risk	792	—	10	—		—	—	—
Firm commitment	13	—	—	—	Other assets/liabilities	—	—	—
Equity instruments	779	—	10	—	Equity instruments	—	—	—
	111,461	46,830	1,925	1,765		(452)	447	(10)
The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for covered items that are no longer adjusted by profit and loss of coverage as at 31 December 2020 is EUR 729 million (EUR 340 million in 2019 and EUR 71 million in 2018).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The net impact of the coverages are shown in the following table:

	EUR million
	31 December 2020
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		104
Interest rate risk		9
Deposits		(7)	Gains or losses of financial assets/liabilities
Bonds		(27)	Gains or losses of financial assets/liabilities
Repo		(3)	Gains or losses of financial assets/liabilities
Fixed-income securities loans		24	Gains or losses of financial assets/liabilities
Liquidity lines		5	Gains or losses of financial assets/liabilities
Securitizations		16	Gains or losses of financial assets/liabilities
Equity instruments		1	Gains or losses of financial assets/liabilities
Exchange rate risk		1
Fixed-income securities loans		1	Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk		92
Deposits		72	Gains or losses of financial assets/liabilities
Bonds		(25)	Gains or losses of financial assets/liabilities
Securitizations		41	Gains or losses of financial assets/liabilities
Repo		4	Gains or losses of financial assets/liabilities
Credit risk		2
Bonds		2	Gains or losses of financial assets/liabilities
Cash flow hedges	(67)	(53)		851
Interest rate risk	69	7		118
Firm Commitment	149	—	Gains or losses of financial assets/liabilities	81	Interest income/(charges)
Deposits	15	—	Gains or losses of financial assets/liabilities	—
Bonds	(197)	—	Gains or losses of financial assets/liabilities	(15)	Interest income/(charges)
Liquidity lines	111	7	Gains or losses of financial assets/liabilities	51	Interest income/(charges)
Loans secondary markets	—	—	Gains or losses of financial assets/liabilities	1	Interest income/(charges)
Highly likely scheduled transactions	(9)	—	Gains or losses of financial assets/liabilities	—

Annual report 2020	Contents

	EUR million
	31 December 2020
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Exchange rate risk	(194)	9		(132)
Deposits	(197)	11		7	Interest income/(charges) / Gains or losses of financial assets/liabilities
Bonds	47	—	Gains or losses of financial assets/liabilities	(39)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	17	Interest income/(charges) / Gains or losses of financial assets/liabilities
Loans secondary markets	4	3	Gains or losses of financial assets/liabilities	(129)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Securitizations	(48)	—	Gains or losses of financial assets/liabilities	48	Interest income/(charges) / Gains or losses of financial assets/liabilities
CLO	—	—	Gains or losses of financial assets/liabilities	14	Interest income/(charges) / Gains or losses of financial assets/liabilities
Highly likely scheduled transactions	—	(5)	Gains or losses of financial assets/liabilities	(50)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk	170	(62)		844
Deposits	3	—	Gains or losses of financial assets/liabilities	(39)	Interest income/(charges)
Bonds	133	(8)		125	Interest income/(charges) / Gains or losses of financial assets/liabilities
Securitizations	34	(54)	Gains or losses of financial assets/liabilities	758	Interest income/(charges) / Gains or losses of financial assets/liabilities
Inflation risk	(121)	(7)		21
Deposits	(94)	(6)	Gains or losses of financial assets/liabilities	23	Interest income/(charges)
Asset bonds	(27)	(1)	Gains or losses of financial assets/liabilities	(2)	Interest income/(charges)
Equity risk	9	—		—
Highly probable planned transactions	9	—	Gains or losses of financial assets/liabilities	—
Net foreign investments hedges	3	—		—
Exchange rate risk	3	—		—
Equity instruments	3	—	Gains or losses of financial assets/liabilities	—
	(64)	51		851

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	EUR million
	31 December 2019
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		58
Interest rate risk		5
Deposits		7	Gains or losses of financial assets/liabilities
Bonds		5	Gains or losses of financial assets/liabilities
Securitizationss		(7)	Gains or losses of financial assets/liabilities
Equity instruments		—	Gains or losses of financial assets/liabilities
Risk of Exchange rate		(3)
Deposits		(1)	Gains or losses of financial assets/liabilities
Bonds		(2)	Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate		56
Deposits		1	Gains or losses of financial assets/liabilities
Securitizations		55	Gains or losses of financial assets/liabilities
Inflation risks		—
Deposits		(1)	Gains or losses of financial assets/liabilities
Bonds		1	Gains or losses of financial assets/liabilities
Cash flow hedges	8	(86)		(1,112)
Interest rate risk	(263)	1		8
Firm Commitment	65	—	Gains or losses of financial assets/liabilities	(37)	Interest income/(charges)
Deposits	(37)	—	Gains or losses of financial assets/liabilities	7	Interest income/(charges)
Bonds	(254)	—	Gains or losses of financial assets/liabilities	(26)	Interest income/(charges)
Liquidity lines	(48)	1	Gains or losses of financial assets/liabilities	61	Interest income/(charges)
Loans secondary markets	(1)	—	Gains or losses of financial assets/liabilities	3	Interest income/(charges)
Highly likely scheduled transactions	12	—	Gains or losses of financial assets/liabilities	—	Interest income/(charges)

Annual report 2020	Contents

	EUR million
	31 December 2019
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Exchange rate risk	145	(34)		(364)
Deposits	148	(31)	Gains or losses of financial assets/liabilities	(39)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Bonds	11	—	Gains or losses of financial assets/liabilities	154	Interest income/(charges) / Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	(4)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Loans secondary markets	12	2	Gains or losses of financial assets/liabilities	8	Interest income/(charges) / Gains or losses of financial assets/liabilities
Securitizations	(27)	(4)	Gains or losses of financial assets/liabilities	(166)	Interest income/(charges) / Gains or losses of financial assets/liabilities
CLO	(1)	—	Gains or losses of financial assets/liabilities	(13)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Highly likely scheduled transactions	2	(1)	Gains or losses of financial assets/liabilities	(304)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk	168	(53)		(769)
Deposits	(8)	—	Gains or losses of financial assets/liabilities	(10)	Interest income/(charges)
Bonds	(16)	(4)	Gains or losses of financial assets/liabilities	57	Interest income/(charges)
Securitizations	192	(49)	Gains or losses of financial assets/liabilities	(816)	Interest income/(charges) / Gains or losses of financial assets/liabilities
Inflation risk	(44)	—		13
Deposits	(49)	—	Gains or losses of financial assets/liabilities	9	Interest income/(charges)
Asset bonds	5	—	Gains or losses of financial assets/liabilities	4	Interest income/(charges)
Equity risk	2	—		—
Highly probable planned transactions	2	—	Gains or losses of financial assets/liabilities	—
Other risks	—	—		—
Bonds	—	—	Gains or losses of financial assets/liabilities	—
Net foreign investments hedges	—	—		—
Exchange rate risk	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—
	8	(28)		(1,112)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	EUR million
	31 December 2018
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		75
Interest rate risk		(18)
Deposits		(24)	Gains or losses of financial assets/liabilities
Bonds		(61)	Gains or losses of financial assets/liabilities
Repo		1	Gains or losses of financial assets/liabilities
Loans of fixed-income securities		46	Gains or losses of financial assets/liabilities
Liquidity lines		12	Gains or losses of financial assets/liabilities
Securitizations		8	Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk		95
Deposits		39	Gains or losses of financial assets/liabilities
Bonds		8	Gains or losses of financial assets/liabilities
Securitizations		49	Gains or losses of financial assets/liabilities
CLO		(1)	Gains or losses of financial assets/liabilities
Other risks		(2)
Securitizations		(2)	Gains or losses of financial assets/liabilities
Cash flow hedges	200	8		317
Interest rate risk	193	(4)		57
Firm Commitment	(2)	—	Gains or losses of financial assets/liabilities	(24)	Interest income/(charges)
Deposits	50	(21)	Gains or losses of financial assets/liabilities	16	Interest income/(charges)
Bonds	104	2	Gains or losses of financial assets/liabilities	15	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Loans secondary markets	85	16	Gains or losses of financial assets/liabilities	47	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Liquidity lines	2	—	Gains or losses of financial assets/liabilities	3	Interest income/(charges)
Repo	(46)	—	Gains or losses of financial assets/liabilities	—	Interest income/(charges)
Securitizations	—	(1)	Gains or losses of financial assets/liabilities	—

Annual report 2020	Contents

	EUR million
	31 December 2018
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Exchange rate risk	(20)	(688)		(631)
Deposits	(25)	(698)	Gains or losses of financial assets/liabilities	(563)	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Asset bonds	(25)	43	Gains or losses of financial assets/liabilities	(168)	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	—	Gains or losses of financial assets/liabilities
Loans secondary markets	5	4	Gains or losses of financial assets/liabilities	(75)	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Securitizations	24	(37)	Gains or losses of financial assets/liabilities	150	Interest income/(charges) / Gains or losses of financial assets/liabilities
CLO	1	—	Gains or losses of financial assets/liabilities	25	Interest income/(charges) / Gains or losses of financial assets/liabilities
Interest rate and exchange rate risk	45	700		887
Deposits	1	743	Gains or losses of financial assets/liabilities	35	Interest income/(charges)
Bonds	(4)	447	Gains or losses of financial assets/liabilities	581	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Securitizations	48	(490)	Gains or losses of financial assets/liabilities	271	Interest income/(charges)/ Gains or losses of financial assets/liabilities
Inflation risk	11	—		4
Deposits	14	—	Gains or losses of financial assets/liabilities	3	Interest income/(charges)
Asset bonds	(3)	—	Gains or losses of financial assets/liabilities	1	Interest income/(charges)
Equity risk	(8)	—		—
Highly probable planned transactions	(8)	—	Gains or losses of financial assets/liabilities	—
Other risks	(21)	—		—
Bonds	(21)	—	Gains or losses of financial assets/liabilities	—
Net foreign investments hedges	—	—		—
Exchange rate risk	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—
	200	83		317

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The following table shows the movement in the impact of equity for the year:

EUR million
	2020	2019	2018
Balance at beginning of year	300	277	152
Cash flow hedges
Interest rate risk	67	(264)	172
Amounts transferred to income statements	(118)	(8)	(57)
Gain or loss in value CFE - recognized in equity	185	(256)	229
Exchange rate risk	(194)	146	(20)
Amounts transferred to income statements	132	364	631
Gain or loss in value CFE - recognized in equity	(326)	(218)	(651)
Interest rate and exchange rate risk	170	168	45
Amounts transferred to income statements	(844)	769	(887)
Gain or loss in value CFE - recognized in equity	1,014	(601)	932
Inflation risk	(121)	(44)	11
Amounts transferred to income statements	(21)	(13)	(4)
Gain or loss in value CFE - recognized in equity	(100)	(31)	15
Equity risk	9	2	(8)
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	9	2	(8)
Net foreign investments hedges
Exchange rate risk	3	—	—
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	3	—	—
Non-controlling interest	56	32	(25)
Taxes	5	(17)	(50)
Balance at end of year	295	300	277
37. Discontinued operations
No operations were discontinued in 2020, 2019 or 2018.
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
The detail of the main interest and similar income items earned in 2020, 2019 and 2018 is as follows:

EUR million
	2020	2019	2018
Loans and advances, central banks	431	1,314	1,320
Loans and advances, credit institutions	894	1,785	1,555
Debt instruments	5,022	6,378	6,429
Loans and advances, customers	38,788	46,180	43,489
Other interest	606	1,128	1,532
	45,741	56,785	54,325
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
The detail of the main items of interest expense and similar charges accrued in 2020, 2019 and 2018 is as follows:

EUR million
	2020	2019	2018
Central banks deposits	366	468	421
Credit institution deposits	1,652	2,576	2,588
Customer deposits	5,599	10,137	9,062
Debt securities issued and subordinated liabilities	5,119	6,679	6,073
Marketable debt securities	4,548	6,034	5,303
Subordinated liabilities (note 23)	571	645	770
Provisions for pensions (note 25)	95	145	186
Lease Liabilities	186	273	9
Other interest expense	730	1,224	1,645
	13,747	21,502	19,984
Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

Annual report 2020	Contents
40. Dividend income
Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The detail of Income from dividends as follows:

EUR million
	2020	2019	2018
Dividend income classified as
Financial assets held for trading	272	388	241
Non-trading financial assets mandatorily at fair value through profit or loss	31	34	23
Financial assets at fair value through other comprehensive income	88	111	106
	391	533	370
41. Commission income
Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of fee and commission income is as follows:

EUR million
	2020	2019	2018
Coming from collection and payment services
Bills	265	328	334
Demand accounts	1,284	1,382	1,371
Cards	2,986	3,858	3,514
Orders	484	478	475
Cheques and other	110	155	138
	5,129	6,201	5,832
Coming from non-banking financial products
Investment funds	888	943	1,024
Pension funds	170	180	124
Insurance	2,289	2,631	2,433
	3,347	3,754	3,581
Coming from Securities services
Securities underwriting and placement	394	364	283
Securities trading	316	281	251
Administration and custody	336	485	458
Asset management	316	293	305
	1,362	1,423	1,297
Other
Foreign exchange	500	612	546
Financial guarantees	409	521	549
Commitment fees	366	293	291
Other fees and commissions	1,911	2,545	2,568
	3,186	3,971	3,954
	13,024	15,349	14,664

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
42. Commission expense
Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of commission expense is as follows:

EUR million
	2020	2019	2018
Commissions assigned to third parties	1,856	2,350	1,972
Cards	1,249	1,616	1,358
By collection and return of effects	12	12	11
Other fees assigned	595	722	603
Other commissions paid	1,153	1,220	1,207
Brokerage fees on lending and deposit transactions	26	27	42
Sales of insurance and pension funds	248	232	232
Other fees and commissions	879	961	933
	3,009	3,570	3,179
43. Gains or losses on financial assets and liabilities
Gains/losses on financial assets and liabilities includes the amount of the 'Other comprehensive income of financial instruments', except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.
a) Breakdown
The detail, by origin, of Gains/losses on financial assets and liabilities:

EUR million
	2020	2019	2018
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	1,107	1,136	604
Financial assets at amortized cost	(31)	308	39
Other financial assets and liabilities	1,138	828	565
Of which debt instruments	1,179	804	563
Gains or losses on financial assets and liabilities held for trading, net*	3,211	1,349	1,515
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	82	292	331
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net*	(171)	(286)	(57)
Gains or losses from hedge accounting, net	51	(28)	83
	4,280	2,463	2,476
*    Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.
As explained in note 44, the above breakdown should be analysed in conjunction with the 'Exchange differences, net':

EUR million
	2020	2019	2018
Exchange differences, net	(2,093)	(932)	(679)
b) Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

EUR million
	2020	2019	2018
Loans and receivables:	46,589	59,624	56,323
Central banks	9,481	6,473	9,226
Credit institutions	12,139	21,649	23,099
Customers	24,969	31,502	23,998
Debt instruments	41,573	36,402	36,609
Equity instruments	12,849	15,787	12,198
Derivatives	67,137	63,397	55,939
	168,148	175,210	161,069
Grupo Santander mitigates and reduces this exposure as follows:
•With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.
At 31 December 2020 the exposure to credit risk of the derivatives presented in the balance sheet is not significant because they are subject to netting and collateral agreements (see note 2.f).
•Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 25,856 million at 31 December 2020.
Also, mortgage-backed assets totalled EUR 1,656 million.
•Debt instruments include EUR 35,789 million of Spanish and foreign government securities.
At 31 December 2020 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

Annual report 2020	Contents
The detail of the amount of the liability balances is as follows:

EUR million
	2020	2019	2018
Deposits	43,598	57,111	65,304
Central banks	2,490	12,854	14,816
Credit institutions	6,765	9,340	10,891
Customer	34,343	34,917	39,597
Marketable debt securities	4,440	3,758	2,305
Short positions	16,698	14,123	15,002
Derivatives	64,469	63,016	55,341
Other financial liabilities	—	126	449
	129,205	138,134	138,401
At 31 December 2020, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.
In relation to liabilities designated at fair value through profit or loss where it has been determined at initial recognition that the credit risk is recorded in accumulated 'Other comprehensive income' (see 'Statement of recognised income and expense') the amount that the Group would be contractually obliged to pay on maturity of these liabilities at 31 December 2020 is EUR 119 million lower than their carrying amount (EUR 26 million at 31 December 2019 and EUR 32 million at 31 December 2018).
44. Exchange differences, net
Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency.
The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under 'Gains/losses on financial assets and liabilities' (see note 43).
45. Other operating income and expenses
Other operating income and Other operating expenses in the consolidated income statements include:

EUR million
	2020	2019	2018
Insurance activity	210	120	51
Income from insurance and reinsurance contracts issued	1,452	2,534	3,175
Of which:
Insurance and reinsurance premium income	1,349	2,404	3,011
Reinsurance income (note 15)	103	130	164
Expenses of insurance and reinsurance contracts	(1,242)	(2,414)	(3,124)
Of which:
Claims paid, other insurance-related expenses and net provisions for insurance contract liabilities	(1,063)	(2,183)	(2,883)
Reinsurance premiums paid	(179)	(231)	(241)
Other operating income	1,920	1,797	1,643
Non- financial services	362	379	367
Other operating income	1,558	1,418	1,276
Other operating expense	(2,342)	(2,138)	(2,000)
Non-financial services	(350)	(351)	(270)
Other operating expense:	(1,992)	(1,787)	(1,730)
Of which, credit institutions deposit guarantee fund and single resolution fund	(1,005)	(911)	(895)
	(212)	(221)	(306)
Most of Banco Santander’s insurance activity is carried on in life insurance.
The amount of the Group recognises in relation to income from sub-leases of rights of use is not material.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
46. Staff costs
a) Breakdown
The detail of Staff costs is as follows:

EUR million
	2020	2019	2018
Wages and salaries	8,095	9,020	8,824
Social Security costs	1,277	1,426	1,412
Additions to provisions for defined benefit pension plans (note 25)	76	72	84
Contributions to defined contribution pension funds	283	292	287
Other Staff costs	1,052	1,331	1,258
	10,783	12,141	11,865
b) Headcount
The average number of employees in the Group and Banco Santander, S.A., by professional category, was as follows:

Average number of employees
	2020	2019	2018
Banco Santander, S.A.:
Senior management	21	20	22
Other line personnel	26,527	29,147	30,399
	26,548	29,167	30,421
Rest of Spain	8,878	8,269	7,944
Santander UK plc	16,790	17,961	18,757
Santander Brasil	44,554	47,253	46,645
Other companies*	97,121	98,464	98,062
	193,891	201,114	201,829
*    Does not include staff affected by discontinued operations.

The number of employees, at the end of 2020, 2019 and 2018, was 191,189, 196,419 and 202,713, respectively.

The functional breakdown (final employment), by gender, at 31 December, 2020 is as follows:

Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Europe	1,115	365	7,350	4,290	32,937	41,998
North America	228	50	956	453	15,816	20,875
South America	320	101	3,246	2,257	26,614	32,218
	1,663	516	11,552	7,000	75,367	95,091
The same information, expressed in percentage terms at 31 December, 2020 is as follows:

Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Europe	75%	25%	63%	37%	44%	56%
North America	82%	18%	68%	32%	43%	57%
South America	76%	24%	59%	41%	45%	55%
	76%	24%	62%	38%	44%	56%
The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.
The number of employees in the Group with disabilities, distributed by professional categories, at 31 December 2020, is as follows:

Number of employees*
2020
Senior management	7
Management	110
Collaborators	3,460
3,577
*    An employee with disabilities is considered to be a person who is recognised by the State or the company in each jurisdiction where the Group operates and that entitles them to receive direct monetary assistance, or other types of aid such as, for example, reduction of their taxes. In the case of Spain, employees with disabilities have been considered to be those with a degree of disabilities greater than or equal to 33%. The amount does not include employees in Mexico.
The number of Group employees with disabilities at 2019 and 2018, was 3,584 and 3,436, respectively, (not including Mexico in 2019 and the United States in 2018).
Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2020 was 319 (318 and 241 employees during 2019 and 2018). At the end of fiscal year 2020, there were 317 employees (295 and 304 employees at 31 December, 2019 and 2018, respectively).
c) Share-based payments
The main share-based payments granted by the Group in force at 31 December, 2020, 2019 and 2018 are described below.
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
The plans that include share-based payments are as follows: (i) Deferred and Conditional Variable Remuneration Plan; (ii) Performance Shares Plan (iii) Deferred Multiyear Objectives Variable Remuneration Plan; (iv) Digital Transformation Award. The characteristics of the plans are set forth below:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2015, 2016, 2017, 2018, 2019 and 2020)
The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for the sixth cycles, and over three or five years for the fifth, seventh, eighth, ninth and tenth cycles, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

Beneficiaries:
•Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (fifth cycle)

•In the case of the sixth, seventh, eighth, ninth and tenth cycle, the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the fifth and sixth cycles (2015 to 2016), the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations upon none of the following circumstances existing during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations:
i.Poor financial performance of the Group.
ii. breach by the beneficiary of internal regulations, including, in particular, those relating to risks.
iii.material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards.
iv.Significant changes in the Group’s economic capital or risk profile
In the case of the seventh, eight, ninth and tenth cycles (2017 to 2020), the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:
v.significant failures in risk management committed by the entity , or by a business unit or risk control unit.
vi.the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
vii.Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
viii.Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

Fifth cycles (2015):
•Executive directors and members of the Identified Staff with total variable remuneration higher than 2.6 million euros: 40% paid immediately and 60% deferred over 3 years (fourth cycle) or 5 years (fifth cycle).
•Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration between 1.7 million euros (1.8 million in fourth cycle) and 2.6 million euros: 50% paid immediately and 50% deferred over 3 years (fourth cycle) or 5 years (fifth cycle)
•Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Sixth cycle (2016):
•60% of bonus will be paid immediately and 40% deferred over a three year period.

Seventh, eight, ninth and tenth cycle (2017, 2018, 2019 and 2020):
•Beneficiaries of these plans with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years
•Beneficiaries of these plans with target total variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years
•Other beneficiaries of these plans: 60% paid immediately and 40% deferred over 3 years.

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
i.Poor financial performance of the Group;
ii. breach by the beneficiary of internal regulations, including, in particular, those relating to risks.
iii.material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards.
iv.significant changes in the Group's economic capital or risk profile.
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
RoTE of the Santander Group for financial year 2017
Employee satisfaction, measured by whether or not the corresponding Group company is included in the "top 3" of the best banks to work for.
number of principal markets in which Santander is in the op 3 top the best banks on the customer satisfaction index in 2017
Retail loyal clients
SME and corporate loyal clients

As a result of the process described above the board of directors approved, further to a proposal from the remuneration committee, a 65.67% achievement for the plan. This plan terminated in 2019.

Annual report 2020	Contents

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(iii)Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017, 2018, 2019 and 2020)
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
i.Poor performance of the Group.
ii.breach by the beneficiary of the internal regulations, including in particular that relating to risks.
iii.material restatement of the Group’s consolidated financial statements, except when appropriate under a change in accounting regulations.
iv.Significant changes in the Group’s economic capital or risk profile.
In 2017, 2018, 2019 and 2020 the accrual is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan’s regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered:
v.Significant failures in risk management committed by the entity, or by a business unit or risk control unit.
vi.the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
vii.Regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
viii.Irregular behaviours, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.
Paid half in cash and half in shares.
The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

First cycle (2016):
•Executive directors and members of the Identified Staff with total variable remuneration higher than or equal to 2.7 million euros: 40% paid immediately and 60% deferred over a 5 year period.
•Senior managers, country heads of countries representing at least 1% of the Group´s capital and other members of the identified staff whose total variable remuneration is between 1.7 million and 2.7 million euros: 50% paid immediately and 50% deferred over a5 year period.
•Other beneficiaries: 60% paid immediately and 40% deferred over a 3 year period.

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

In 2016 the metrics for the deferred portion subject to long-term objectives (last third or last three fifths, respectively, for the cases of three year and five year deferrals) are:
•Earnings per share (EPS) growth in 2018 over 2015.
•Relative Total Shareholder Return (TSR) in the 2016-2018 period measured against a group of credit institutions.
•Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018.
•Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015.

In the second, third and fourth cycle (2017, 2018 and 2019) the metrics for the deferred portion subject to long-term objectives (last third or last three fifths, respectively, for the cases of three year and five year deferrals) are:
•EPS growth in 2019, 2020, 2021 and 2022 (over 2016, 2017, 2018 and 2019, for each respective cycle)
•Relative Total Shareholder Return (TSR) measured against a group of 17 credit institutions (second and third cycles) in the periods 2017-2019 and 2018.-2019, respectively, and against a group of 9 entities (fourth and fifth cycle) for the 2019-2021 and 2020-2022 period.
•Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial years 2019, 2020, 2021 and 2022, respectively.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(iv) Digital Transformation Award (2019 y 2020)	The 2019 and 2020 Digital Transformation Incentive (the “Digital Incentive”) is a variable remuneration system that includes the delivery of Santander shares and share options.

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

Performance of incentive shall be measured based on achievement of the following milestones:
1.Launch of a Global Trade Services (GTS) platform.
2.Launch of a Global Merchant Services (GMS) platform.
3.Migration of our fully digital bank, OpenBank, to a "next generation" platform and launch in 3 markets.
4.Extension of SuperDigital in Brazil to at least one other country.
5.Launch of our international payments app based on blockchain Pago FX to non-Santander customers.

The milestones for the 2020 Digital Transformation Award were: (i) rolling out the global merchant services (GMS) platform in 3 new geographies, enhancing the platform functionality and achieving volume targets for transactions and participating merchants; (ii) doing the commercial rollout of the global trade services (GTS) platform in 8 new geographies, enhancing platform functionality, and achieving volume targets for on-boarded clients and monthly active users; (iii) launching OpenBank in a new market and migrating the retail banking infrastructure to “new-mode” bank; (iv) launch the global platform SuperDigital in at least 4 countries, driving target active user growth; (v) deploying machine learning across pre-defined markets for 4 priority use cases, rolling out Conversion Rate Optimization (Digital marketing) for at least 40 sales programs, delivering profit targets, and driving reduction of agent handled calls in contact centers; (vi) successfully implementating initiatives related to on-board and identity services, common API (application programming interface) layer, payment hubs, mobile app for SMEs and virtual assistant services; and (vii) launching the PagoFX global platform in at least 4 countries.

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

Vested share options can be exercised until maturity, with all options lapsing after ten years and eight years from granting for the 2019 and 2020 incentive, respectively.

Annual report 2020	Contents
ii. Santander UK plc
The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousand)	Exercise price in pounds sterling*	Year granted	Employee group	Number of persons**	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/2018	27.201
Options granted (sharesave)	6,210	3.46	2018	Employees	4,880	01/11/18	01/11/21
						01/11/18	01/11/23
Options exercised	(3,340)	3.16
Options cancelled (net) or not exercised	(3,233)	3.76
Plans outstanding at 31/12/2018	26,838
Options granted (sharesave)	9,594	2.83	2019	Employees	5,606	01/11/19	01/11/22
						01/11/19	01/11/24
Options exercised	(7,978)	2.83
Options cancelled (net) or not exercised	(5,081)	3.42
Plans outstanding at 31/12/2019	23,373
Options granted (sharesave)	11,642	1.65	2020	Employees	5,012	11/01/20	11/01/23
						11/01/20	11/01/25
Options exercised	(860)	2.75
Options cancelled (net) or not exercised	(12,993)	2.96
Plans outstanding at 31/12/2020	21,162
*At 31 December, 2020, 2019 and 2018, the euro/pound sterling exchange rate was EUR 1.1168 GBP 1, EUR 1.1754 GBP 1; EUR 1.1179 GBP 1, respectively.
**Number of accounts/contracts. A single employee may have more than one account/contract.
In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme see deducted between GBP 5 and GBP 500 from their net monthly pay over a period of three or five years. At the end of the chosen period, the employee may choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom) or exercising options on shares of the Bank in an amount equal to the sum of such three amounts at a fixed price. The exercise price will be the result of reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014, March 27, 2015, March 18, 2016, April 7, 2017, March 23, 2018, April 12, 2019, and April 3, 2020 respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.
iii. Fair value
The fair value of the performance share plans was calculated as follows:
a) Deferred variable compensation plan linked to multi-year objectives 2018, 2019 and 2020:
The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018, 2019 and 2020 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60%-80%. It has been considered that the fair value is 70% of the maximum.
b) Santander UK sharesave plans:
The fair value of each option at the date of grant is estimated using a partial differentiation equation model. This model uses assumptions on the share price, the EUR/GBP FX rate, the risk free interest rate, dividend yields, the expected volatility of the underlying shares and the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was GBP 0.21 (GBP 0.49 and GBP 0.53 in 2019 and 2018, respectively).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
47. Other general administrative expenses
a) Breakdown
The detail of Other general administrative expenses is as follows:

EUR million
	2020	2019	2018
Property, fixtures and supplies (note 2.k)	827	975	1,968
Technology and systems	2,119	2,161	1,550
Technical reports	672	677	707
Advertising	523	685	646
Taxes other than income tax	537	522	557
Communications	473	518	527
Surveillance and cash courier services	325	416	405
Per diems and travel expenses	73	226	225
Insurance premiums	88	86	76
Other administrative expenses	1,900	1,872	1,828
	7,537	8,138	8,489
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
b) Technical reports and other
Technical reports includes the fees paid by the various Group companies (detailed in the accompanying appendices) for the services provided by their respective auditors, the detail being as follows:

EUR million
	2020	2019	2018
Audit fees	95.8	102.4	93.9
Audit-related fees	6.0	7.8	6.8
Tax fees	0.8	0.7	0.9
All other fees	1.2	2.3	3.4
Total	103.8	113.2	105.0
The 'Audit fees' heading includes mainly, audit fees for the Banco Santander, S.A. individual and consolidated financial statements, as the case may be, of the companies forming part of the Group, the integrated audits prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOx) for those required entities, the audit of the consolidated financial statements as of 30 June and, the regulatory reports required by the auditor corresponding to the different locations of Grupo Santander.
The main concepts included in 'Audit-related fees' correspond to aspects such as the issuance of Comfort letters, or other reviews required by different regulations in relation to aspects such as, for example, Securitization.
The services commissioned from the Group's auditors meet the independence requirements stipulated by the Audit Law, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and they did not involve in any case the performance of any work that is incompatible with the audit function.
Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 172.4 million in 2020 (EUR 227.6 million and EUR 173.9 million in 2019 and 2018, respectively).
The Audit fees and Audit-related fees caption includes the fees corresponding to the audit for the year, regardless of the date on which the audit was completed. In the event of subsequent adjustments, which are not significant in any case, and for purposes of comparison, they are presented in this note in the year to which the audit relates. The rest of the services are presented according to their approval by the Audit Committee.
c) Number of branches
The number of offices at 31 December 2020, 2019 and 2018 is as follows:

Number of branches
	Group
	2020	2019	2018
Spain	2,989	3,286	4,427
Group	8,247	8,666	8,790
	11,236	11,952	13,217

Annual report 2020	Contents
48. Gains or losses on non financial assets, net
The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follow:

EUR million
	2020	2019	2018
Gains:
Tangible and intangible assets	89	131	124
Investments	60	1,219	2
Of which:
Custody Business (note 3)	—	989	—
Prisma	—	194	—
	149	1,350	126
Losses:
Tangible and intangible assets	(34)	(55)	(92)
Investments	(1)	(4)	(6)
	(35)	(59)	(98)
	114	1,291	28
49. Gains or losses on non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

EUR million
Net balance	2020	2019	2018
Tangible assets	(171)	(232)	(123)
Impairment	(215)	(146)	(259)
Gain (loss) on sale	44	(86)	136
Other gains and other losses	—	—	—
	(171)	(232)	(123)

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
50. Other disclosures
a) Residual maturity periods and interest rates
The detail, by maturity, of the balances of certain items in the consolidated balance sheet and the interest rate of the outstanding balances at year-end is presented below:

	31 December 2020
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Interest rate
Assets
Cash, cash balances at Central Banks and other deposits on demand	153,839	—	—	—	—	—	—	153,839	(0.06)%
Financial assets at fair value through other comprehensive income	—	6,664	4,420	7,738	19,923	21,302	58,123	118,170
Debt instruments	—	6,664	4,244	7,019	18,365	19,969	52,642	108,903	2.96%
Loans and advances	—	—	176	719	1,558	1,333	5,481	9,267
Customers	—	—	176	719	1,558	1,333	5,481	9,267	2.05%
Financial assets at amortized cost	51,513	57,047	60,288	109,561	150,399	120,376	409,194	958,378
Debt instruments	—	2,857	1,327	5,760	3,059	5,257	7,818	26,078	2.53%
Loans and advances	51,513	54,190	58,961	103,801	147,340	115,119	401,376	932,300
Central banks	—	10,762	—	—	673	—	1,064	12,499	2.32%
Credits institutions	21,337	4,405	4,545	3,910	3,207	34	400	37,838	2.14%
Customers	30,176	39,023	54,416	99,891	143,460	115,085	399,912	881,963	3.67%
	205,352	63,711	64,708	117,299	170,322	141,678	467,317	1,230,387	3.04%
Liabilities
Financial liabilities at amortized cost	640,613	84,875	90,394	93,296	175,238	80,041	83,731	1,248,188
Deposits	632,305	64,630	67,707	61,142	109,856	32,464	22,287	990,391
Central banks	150	5,204	5,295	3,216	83,112	15,827	—	112,804	(0.44)%
Credit institutions	14,370	7,158	15,227	9,940	5,618	5,934	4,373	62,620	1.62%
Customer deposits	617,785	52,268	47,185	47,986	21,126	10,703	17,914	814,967	0.64%
Marketable debt securities* **	—	14,981	18,276	30,994	59,526	47,143	59,909	230,829	1.94%
Other financial liabilities	8,308	5,264	4,411	1,160	5,856	434	1,535	26,968
	640,613	84,875	90,394	93,296	175,238	80,041	83,731	1,248,188	0.82%
Difference (assets less liabilities)	(435,261)	(21,164)	(25,686)	24,003	(4,916)	61,637	383,586	(17,801)
*Includes promissory notes, certificates of deposit and other short-term debt issues.
**See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, notes and other securities) (see note 22).
Grupo Santander’s net borrowing position with the European Central Bank (ECB) was EUR 13,494 million at 31 December 2020, mainly because in last period the Group borrowed funds under the ECB's targeted longer-term refinancing operations (LTRO, TLTRO) programme. (see note 20).
Grupo Santander has accounted as "On demand", those financial liabilities assumed, in which the counterparty may require the payments.
In addition, when Grupo Santander is committed to have amounts available in different maturity periods, these amounts have been accounted for in the first year, in which they may be required.
Additionally, for issued financial guarantee contracts, the Group has recorded the maximum amount of the financial guarantee issued, in the first year in which the guarantee could be executed.

Annual report 2020	Contents

	31 December 2019
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Interest rate
Assets
Cash, cash balances at Central Banks and other deposits on demand	101,067	—	—	—	—	—	—	101,067	0.37%
Financial assets at fair value through other comprehensive income	—	6,933	2,704	7,689	19,101	17,989	68,429	122,845
Debt instruments	—	6,879	2,699	7,554	17,489	17,063	66,721	118,405	3.07%
Loans and advances	—	54	5	135	1,612	926	1,708	4,440
Customers	—	54	5	135	1,612	926	1,708	4,440	1.84%
Financial assets at amortized cost	51,702	73,890	76,229	116,511	150,365	103,584	423,201	995,482
Debt instruments	—	1,563	1,847	3,073	2,549	3,642	17,115	29,789	3.23%
Loans and advances	51,702	72,327	74,382	113,438	147,816	99,942	406,086	965,693
Central banks	—	17,086	—	—	—	—	1,388	18,474	4.78%
Credits institutions	17,665	6,223	4,602	7,435	3,963	428	627	40,943	1.04%
Customers	34,037	49,018	69,780	106,003	143,853	99,514	404,071	906,276	4.85%
	152,769	80,823	78,933	124,200	169,466	121,573	491,630	1,219,394	4.12%
Liabilities
Financial liabilities at amortized cost	619,003	99,203	88,546	159,120	134,799	61,282	68,792	1,230,745
Deposits	607,051	76,101	61,627	111,190	64,781	14,224	7,443	942,417
Central banks	99	462	64	33,229	28,424	190	—	62,468	(0.12)%
Credit institutions	23,526	14,494	18,922	14,245	9,327	5,668	4,319	90,501	2.97%
Customer deposits	583,426	61,145	42,641	63,716	27,030	8,366	3,124	789,448	0.91%
Marketable debt securities*	—	16,008	22,569	47,808	65,545	46,577	59,712	258,219	2.38%
Other financial liabilities	11,952	7,094	4,350	122	4,473	481	1,637	30,109
	619,003	99,203	88,546	159,120	134,799	61,282	68,792	1,230,745	1.29%
Difference (assets less liabilities)	(466,234)	(18,380)	(9,613)	(34,920)	34,667	60,291	422,838	(11,351)
*Includes promissory notes, certificates of deposit and other short-term debt issues.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Average interest rate
Assets
Cash, cash balances at Central Banks and other deposits on demand	113,663	—	—	—	—	—	—	113,663	0.11%
Financial assets at fair value through other comprehensive income	1,886	6,023	3,329	12,873	19,432	10,705	64,172	118,420
Debt instruments	487	6,022	3,328	12,830	19,415	10,661	64,076	116,819	3.11%
Loans and advances	1,399	1	1	43	17	44	96	1,601
Customers	1,399	1	1	43	17	44	96	1,601	1.41%
Financial assets at amortized cost	46,247	56,818	71,627	102,036	134,697	107,921	426,753	946,099
Debt instruments	16	1,534	1,319	6,646	2,474	1,783	23,924	37,696	3.30%
Loans and advances	46,231	55,284	70,308	95,390	132,223	106,138	402,829	908,403
Central banks	—	23	—	4	—	—	15,574	15,601	6.07%
Credit institutions	10,092	5,389	6,711	6,003	5,314	947	1,024	35,480	1.66%
Customers	36,139	49,872	63,597	89,383	126,909	105,191	386,231	857,322	4.96%
	161,796	62,841	74,956	114,909	154,129	118,626	490,925	1,178,182	4.17%
Liabilities
Financial liabilities at amortized cost	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630
Deposits	536,134	74,440	67,406	91,958	107,459	18,833	6,871	903,101
Central banks	304	2,130	2,629	507	64,433	2,520	—	72,523	(0.22)%
Credit institutions	15,341	13,413	24,724	16,384	8,759	6,412	4,646	89,679	2.19%
Customer deposits	520,489	58,897	40,053	75,067	34,267	9,901	2,225	740,899	0.90%
Marketable debt securities*	237	11,347	18,817	33,536	71,805	37,919	70,653	244,314	2.59%
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630	1.27%
Difference (assets less liabilities)	(383,488)	(24,941)	(18,337)	(12,613)	(28,541)	61,699	412,773	6,552
*Includes promissory notes, certificates of deposit and other short-term debt issues.

Annual report 2020	Contents
The detail of the undiscounted contractual maturities of the existing financial liabilities at amortised cost at 31 December 2020, 2019 and 2018 is as follows:

	31 December 2020
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	629,043	62,872	67,567	60,465	108,326	32,260	22,228	982,761
Central banks	150	5,204	5,293	3,217	82,803	15,827	—	112,494
Credit institutions	14,334	7,158	15,209	9,606	5,031	5,903	4,333	61,574
Customer	614,559	50,510	47,065	47,642	20,492	10,530	17,895	808,693
Marketable debt securities	—	15,298	19,009	31,103	58,645	46,118	56,730	226,903
Other financial liabilities	8,308	5,264	4,411	1,160	5,856	434	1,535	26,968
	637,351	83,434	90,987	92,728	172,827	78,812	80,493	1,236,632

	31 December 2019
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	603,126	75,899	61,107	109,747	63,013	14,027	7,228	934,147
Central banks	99	454	41	32,805	28,255	190	—	61,844
Credit institutions	23,348	14,491	18,810	14,134	8,519	5,478	4,113	88,893
Customer	579,679	60,954	42,256	62,808	26,239	8,359	3,115	783,410
Marketable debt securities	—	16,252	22,912	48,030	64,650	45,830	58,215	255,889
Other financial liabilities	11,952	7,094	4,350	122	4,473	481	1,637	30,109
	615,078	99,245	88,369	157,899	132,136	60,338	67,080	1,220,145
.

	31 December 2018
	EUR million
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	532,915	74,320	67,169	91,766	106,935	18,439	6,540	898,084
Central banks	304	2,126	2,624	896	64,424	2,520	—	72,894
Credit institutions	15,257	13,413	24,698	16,288	8,552	6,085	4,427	88,720
Customer	517,354	58,781	39,847	74,582	33,959	9,834	2,113	736,470
Marketable debt securities	296	11,243	17,359	33,443	71,431	37,409	69,352	240,533
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	542,124	87,558	91,598	127,237	181,772	56,023	76,520	1,162,832

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December 2020, 2019 and 2018:

	31 December 2020
	EUR million
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	5,760	6,734	27,753	22,473	18,014	34,211	114,945
Derivatives	4,288	5,268	10,044	15,526	13,681	18,330	67,137
Equity instruments	—	—	—	—	—	9,615	9,615
Debt instruments	1,472	1,466	17,709	6,947	4,310	5,990	37,894
Loans and advances	—	—	—	—	23	276	299
Credits institutions	—	—	—	—	3	—	3
Customers	—	—	—	—	20	276	296
Financial assets designated at fair value through profit or loss	12,500	14,834	7,205	3,680	3,933	6,565	48,717
Debt instruments	181	78	162	407	719	1,432	2,979
Loans and advances	12,319	14,756	7,043	3,273	3,214	5,133	45,738
Central banks	343	9,138	—	—	—	—	9,481
Credit institutions	6,935	1,514	2,728	590	12	357	12,136
Customers	5,041	4,104	4,315	2,683	3,202	4,776	24,121
Non-trading financial assets mandatorily at fair value through profit or loss	275	—	—	—	69	4,142	4,486
Equity instruments	—	—	—	—	—	3,234	3,234
Debt instruments	85	—	—	—	—	615	700
Loans and advances	190	—	—	—	69	293	552
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	190	—	—	—	69	293	552
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,783	2,783
Equity instruments	—	—	—	—	—	2,783	2,783
Hedging derivatives	1,534	469	1,293	1,107	1,083	2,839	8,325
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	173	8	132	205	381	1,081	1,980
TOTAL FINANCIAL ASSETS	20,242	22,045	36,383	27,465	23,480	51,621	181,236

Annual report 2020	Contents

	31 December 2020
	EUR million
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	16,754	3,727	6,286	17,635	16,036	20,729	81,167
Derivatives	1,132	3,206	5,800	17,566	16,036	20,729	64,469
Shorts positions	15,622	521	486	69	—	—	16,698
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	13,468	1,732	2,228	2,893	1,121	26,596	48,038
Deposits	13,459	1,709	1,954	2,497	518	23,461	43,598
Central banks	841	866	783	—	—	—	2,490
Credits institutions	3,673	112	935	1,493	171	381	6,765
Customers	8,945	731	236	1,004	347	23,080	34,343
Marketable debt securities*	9	23	274	396	603	3,135	4,440
Other financial liabilities	—	—	—	—	—	—	—
Hedging derivatives	2,619	200	588	748	641	2,073	6,869
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	6	40	74	64	99	286
TOTAL FINANCIAL LIABILITIES	32,844	5,665	9,142	21,350	17,862	49,497	136,360
*Includes promissory notes, certificates of deposit and other short-term debt issues (see note 22).

	31 December 2020
	EUR million
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	104,725	9,496	28,207	47,876	40,458	10,468	241,230
Financial guarantees granted	1,809	852	3,732	4,134	1,169	681	12,377
Other commitments granted	39,205	4,529	10,497	5,101	3,207	1,999	64,538
MEMORANDUM ITEMS	145,739	14,877	42,436	57,111	44,834	13,148	318,145
In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2019
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,864	3,522	19,740	21,603	18,083	40,418	108,230
Derivatives	3,329	2,233	6,552	15,855	14,925	20,503	63,397
Equity instruments	—	—	—	—	—	12,437	12,437
Debt instruments	1,531	1,289	13,188	5,748	3,141	7,144	32,041
Loans and advances	4	—	—	—	17	334	355
Credits institutions	—	—	—	—	—	—	—
Customers	4	—	—	—	17	334	355
Financial assets designated at fair value through profit or loss	24,110	13,167	7,602	5,175	3,878	8,137	62,069
Debt instruments	457	10	81	652	381	1,605	3,186
Loans and advances	23,653	13,157	7,521	4,523	3,497	6,532	58,883
Central banks	1,744	4,729	—	—	—	—	6,473
Credit institutions	13,186	4,946	1,534	1,015	9	959	21,649
Customers	8,723	3,482	5,987	3,508	3,488	5,573	30,761
Non-trading financial assets mandatorily at fair value through profit or loss	272	—	4	11	117	4,507	4,911
Equity instruments	—	—	—	—	—	3,350	3,350
Debt instruments	—	—	—	11	117	1,047	1,175
Loans and advances	272	—	4	—	—	110	386
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	272	—	4	—	—	110	386
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,863	2,863
Equity instruments	—	—	—	—	—	2,863	2,863
Hedging derivatives	807	86	601	1,646	904	3,172	7,216
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	267	1	24	112	265	1,033	1,702
TOTAL FINANCIAL ASSETS	30,320	16,776	27,971	28,547	23,247	60,130	186,991

Annual report 2020	Contents

	31 December 2019
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,851	3,427	7,130	17,244	16,905	21,582	77,139
Derivatives	2,672	1,973	6,591	16,965	16,023	18,792	63,016
Shorts positions	8,179	1,454	539	279	882	2,790	14,123
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	21,929	2,259	5,307	3,565	1,450	26,485	60,995
Deposits	21,904	2,225	4,909	2,429	780	24,864	57,111
Central banks	8,831	1,228	2,795	—	—	—	12,854
Credits institutions	4,133	521	1,857	2,132	11	686	9,340
Customers	8,940	476	257	297	769	24,178	34,917
Marketable debt securities	14	34	398	1,021	670	1,621	3,758
Other financial liabilities	11	—	—	115	—	—	126
Hedging derivatives	1,997	337	848	678	528	1,660	6,048
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	6	26	53	59	122	269
TOTAL FINANCIAL LIABILITIES	34,780	6,029	13,311	21,540	18,942	49,849	144,451

	31 December 2019
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	98,630	16,529	30,370	37,097	48,072	10,481	241,179
Financial guarantees granted	2,176	1,791	5,626	1,933	1,364	760	13,650
Other commitments granted	44,950	3,052	9,957	4,606	4,132	2,198	68,895
MEMORANDUM ITEMS	145,756	21,372	45,953	43,636	53,568	13,439	323,724

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,512	3,564	6,793	22,084	19,350	36,576	92,879
Derivatives	2,691	3,165	899	15,189	14,098	19,897	55,939
Equity instruments	—	—	—	—	—	8,938	8,938
Debt instruments	1,821	399	5,894	6,895	5,252	7,539	27,800
Loans and advances	—	—	—	—	—	202	202
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	202	202
Financial assets designated at fair value through profit or loss	21,598	13,045	5,625	5,215	4,065	7,912	57,460
Debt instruments	604	7	304	727	348	1,232	3,222
Loans and advances	20,994	13,038	5,321	4,488	3,717	6,680	54,238
Central banks	1,211	5,433	2,582	—	—	—	9,226
Credit institutions	14,587	4,131	778	1,327	579	1,695	23,097
Customers	5,196	3,474	1,961	3,161	3,138	4,985	21,915
Non-trading financial assets mandatorily at fair value through profit or loss	3,215	346	17	125	2	7,025	10,730
Equity instruments	—	—	—	—	—	3,260	3,260
Debt instruments	1,876	20	—	—	2	3,689	5,587
Loans and advances	1,339	326	17	125	—	76	1,883
Central banks	—	—	—	—	—	—	—
Credits institutions	2	—	—	—	—	—	2
Customers	1,337	326	17	125	—	76	1,881
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,671	2,671
Equity instruments	—	—	—	—	—	2,671	2,671
Hedging derivatives	609	166	474	2,167	957	4,234	8,607
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	106	7	20	28	59	868	1,088
TOTAL FINANCIAL ASSETS	30,040	17,128	12,929	29,619	24,433	59,286	173,435

Annual report 2020	Contents

	31 December 2018
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,473	3,351	1,104	16,123	16,457	22,835	70,343
Derivatives	2,897	2,874	822	14,323	14,956	19,469	55,341
Shorts positions	7,576	477	282	1,800	1,501	3,366	15,002
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	29,574	7,017	864	1,497	999	28,107	68,058
Deposits	29,522	6,947	627	531	455	27,222	65,304
Central banks	9,804	4,940	72	—	—	—	14,816
Credits institutions	8,809	949	271	188	229	445	10,891
Customers	10,909	1,058	284	343	226	26,777	39,597
Marketable debt securities	13	70	237	556	544	885	2,305
Other financial liabilities	39	—	—	410	—	—	449
Hedging derivatives	485	144	321	362	651	4,400	6,363
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	5	23	64	60	148	303
TOTAL FINANCIAL LIABILITIES	40,535	10,517	2,312	18,046	18,167	55,490	145,067

	31 December 2018
	EUR million
	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	71,860	12,436	22,749	35,632	43,205	32,201	218,083
Financial guarantees granted	2,100	1,737	4,437	1,728	1,029	692	11,723
Other commitments granted	58,431	1,486	6,174	2,650	3,503	2,145	74,389
MEMORANDUM ITEMS	132,391	15,659	33,360	40,010	47,737	35,038	304,195

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent value in EUR million
	2020		2019		2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at central banks and other deposits on demand	76,882	—	65,205	—	61,372	—
Financial assets/liabilities held for trading	66,448	50,494	60,526	45,262	56,217	40,989
Non-trading financial assets mandatorily at fair value through profit or loss	2,248	—	2,611	—	8,231	—
Other financial assets/liabilities at fair value through profit or loss	24,015	18,347	25,938	29,593	32,244	35,997
Financial assets at fair value through other comprehensive income	79,688	—	76,402	—	67,926	—
Financial assets at amortized cost	610,152	—	656,564	—	598,629	—
Investments	1,671	—	1,355	—	1,189	—
Tangible assets	21,617	—	24,662	—	19,903	—
Intangible assets	9,609	—	21,942	—	23,016	—
Financial liabilities at amortized cost	—	726,516	—	752,188	—	694,362
Liabilities under insurance contracts	—	13	—	13	—	29
Other	26,433	22,801	25,410	23,428	24,506	20,567
	918,763	818,171	960,615	850,484	893,233	791,944

Annual report 2020	Contents
c) Fair value of financial assets and liabilities not measured at fair value
The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash, cash balances at central banks and other deposits on demand, loans and advances at amortised cost.
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
Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i) Financial assets measured at other than fair value

EUR million
	2020					2019					2018
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	932,300	940,258	—	65,755	874,503	965,693	975,523	—	82,045	893,478	908,403	914,013	—	88,091	825,922
Debt instruments	26,078	26,532	6,753	11,899	7,880	29,789	30,031	10,907	9,971	9,153	37,696	38,095	20,898	11,246	5,951
	958,378	966,790	6,753	77,654	882,383	995,482	1,005,554	10,907	92,016	902,631	946,099	952,108	20,898	99,337	831,873
ii) Financial liabilities measured at other than fair value

EUR million
	2020					2019					2018
Liabilities*	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	990,391	990,807	—	263,517	727,290	942,417	942,397	—	245,143	697,254	903,101	902,680	—	302,414	600,266
Debt instruments	230,829	241,174	91,771	125,031	24,372	258,219	266,784	84,793	149,516	32,475	244,314	247,029	72,945	143,153	30,931
	1,221,220	1,231,981	91,771	388,548	751,662	1,200,636	1,209,181	84,793	394,659	729,729	1,147,415	1,149,709	72,945	445,567	631,197
*At 31 December 2020, the Group had other financial liabilities that amounted to EUR 26,968 million, EUR 30,109 million in 2019 and EUR 24,215 million in 2018.
The main valuation methods and inputs used in the estimates at 31 December 2020 of the fair values of the financial assets and liabilities in the foregoing table were as follows:
•Financial assets at amortised cost: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.
•Financial liabilities at amortised cost:
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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
d) Exposure of the Group to Europe’s peripheral countries
The detail at 31 December 2020, 2019 and 2018, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) (see note 54) is as follows:

Sovereign risk by country of issuer/borrower at 31 December 2020*
	EUR million
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers**	Total net direct exposure	Direct risk	Indirect risk (CDS)s
Spain	9,765	(5,665)	7,048	—	993	12,104	24,245	546	—
Portugal	202	(582)	4,148	—	631	4,331	8,730	—	—
Italy	556	(307)	2,468	—	1,277	21	4,015	1	(1)
Ireland	—	—	—	—	—	—	—	—	—
*Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 14,241 million (of which EUR 12,571 million, EUR 1,281 million, EUR 387 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 6,134 million (of which EUR 5,509 million, EUR 345 million and EUR 280 million to Spain, Portugal and Italy, respectively).
**Presented without taking into account the valuation adjustments recognised (EUR 23 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDS refers to the exposure to CDS based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2019*
	EUR million
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers**	Total net direct exposure	Direct risk	Indirect risk (CDS)
Spain	9,090	(3,886)	19,961	—	208	9,993	35,366	474	—
Portugal	31	(777)	5,450	—	577	3,408	8,689	—	—
Italy	1,095	(452)	1,631	—	442	19	2,735	5	(5)
Ireland	—	—	—	—	—	—	—	—	—
*Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 14,517 million (of which EUR 12,756 million, EUR 1,306 million, EUR 453 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 6,299 million (of which EUR 5,808 million, EUR 224 million and EUR 267 million to Spain, Portugal and Italy, respectively).
**Presented without taking into account the valuation adjustments recognised (EUR 17 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDS refers to the exposure to CDS based on the location of the underlying.

Annual report 2020	Contents

Sovereign risk by country of issuer/borrower at 31 December 2018*
	EUR million
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers**	Total net direct exposure	Direct risk	Indirect risk (CDS)
Spain	3,601	(2,458)	27,078	—	7,804	13,615	49,640	407	—
Portugal	72	(115)	4,794	—	277	3,725	8,753	—	—
Italy	477	(681)	—	—	385	80	261	87	—
Ireland	—	—	—	—	—	—	—	2	—
*Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 13,364 million (of which EUR 11,529 million, EUR 1,415 million and EUR 418 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,622 million (EUR 4,870 million, EUR 366 million and EUR 386 million to Spain, Portugal and Italy, respectively).
**Presented without taking into account the Other comprehensive income recognised (EUR 34 million).
**Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDS refers to the exposure to CDS based on the location of the underlying.
The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 December 2020, 2019 and 2018 is as follows:

Exposure to other counterparties by country of issuer/borrower at 31 December 2020***
	Million euros
			Debt instruments						MtM Derivatives**
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers*	Total net direct exposure	Other than CDS	CDS
Spain	62,023	3,837	619	943	2	24	203,226	270,674	2,581	(4)
Portugal	3,937	—	140	22	—	2,933	34,935	41,967	685	—
Italy	10	7,098	425	493	—	129	13,437	21,592	1,001	(4)
Greece	—	—	—	—	—	—	14	14	—	—
Ireland	—	—	22	2,337	556	9	10,523	13,447	153	—
*Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,377 million, EUR 8,591 million, EUR 4,173 million, EUR 200 million and EUR 797 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
**Presented without taking into account valuation adjustments or impairment corrections (EUR 8,129 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. 'CDS' refers to the exposure to CDS based on the location of the underlying.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Exposure to other counterparties by country of issuer/borrower at 31 December 2019***
	EUR million
			Debt instruments						MtM Derivatives**
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers*	Total net direct exposure	Other than CDS	CDS
Spain	21,696	7,627	656	1,195	321	1,501	194,817	227,813	2,417	2
Portugal	2,814	409	190	32	—	2,956	33,403	39,804	931	—
Italy	182	6,243	625	606	—	153	12,284	20,093	512	—
Greece	—	—	—	—	—	—	12	12	—	—
Ireland	—	—	55	1,718	592	22	11,875	14,262	232	—
*Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 77,468 million, EUR 7,749 million, EUR 4,948 million, EUR 201 million and EUR 996 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
**Presented without taking into account valuation adjustments or impairment corrections (EUR 7,322 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. 'CDS' refers to the exposure to CDS based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2018*
	EUR million
			Debt instruments						Derivatives***
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers	Total net direct exposure****	Other than CDS	CDS
Spain	42,655	8,117	412	1,760	320	2,662	202,149	258,075	3,880	(6)
Portugal	1,369	—	11	90	—	3,821	33,596	38,887	1,132	—
Italy	51	6,296	84	635	—	—	10,830	17,896	253	—
Greece	—	—	—	—	—	—	80	80	28	—
Ireland	—	—	21	1,093	16	25	10,633	11,788	127	—
*Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,691 million, EUR 8,158 million, EUR 5,193 million, EUR 200 million and EUR 850 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
**Presented excluding Other comprehensive income and impairment losses recognised (EUR 9,385 million).
***Other than CDS refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. 'CDS' refers to the exposure to CDS based on the location of the underlying.

Annual report 2020	Contents
Following is certain information on the notional amount of the CDS at 31 December 2020, 2019 and 2018 detailed in the foregoing tables:

2020
EUR million
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	546	273	273	(13)	9	(4)
Portugal	Sovereign	—	—	—	—	—	—
	Other	52	—	52	—	—	—
Italy	Sovereign	326	206	120	(3)	2	(1)
	Other	220	11	209	(4)	—	(4)

2019
EUR million
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	127	340	(213)	(2)	4	2
Portugal	Sovereign	27	27	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	314	9	305	(5)	—	(5)
	Other	60	60	—	(2)	2	—

2018
EUR million
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	151	382	(231)	(2)	(4)	(6)
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	—	265	(265)	—	—	—
	Other	205	75	130	(5)	5	—

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
51. Main and secondary segments reporting
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander executive committee has been determined to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. Grupo Santander 's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by geographic area in which profits are earned and type of business. We prepare the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems.The same general principles as those used in Grupo Santander are applied.
In 2020, we maintain the general criteria applied in 2019, as well as the business segments with the following exceptions, which only affect the secondary segments:
1.Following the creation of the reporting segment Santander Global Platform in 2019, which comprises our global digital services under a single unit, and its incorporation in both primary and secondary segments, in 2020 for better monitoring of its evolution and contribution to the Group's results, at the secondary segment level in addition to the results generated by the platforms, 50% of the results generated by countries in products linked to these platforms are considered. These results were previously included in Retail Banking.
2.Annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
These changes in the secondary segments have no impact on the primary segments and do not affect the Group’s figures.
To allow better comparability of the secondary segments, 2019 data has been provided on a new basis.
After these changes, the operating business areas are structured in two levels:
a) Main segments
This main level of segmentation, which is based on the Group's management structure, comprises five reportable segments: four operating areas plus the Corporate Center. The operating areas are:
•Europe: which comprises all the business activities carried out in the region, mainly in Spain, Santander Consumer Finance, the United Kingdom, Portugal and Poland
•North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized unit Banco Santander International, Santander Investment Securities (SIS) and the New York branch. The sale of Banco Santander Puerto Rico was completed in September 2020, which was previously included in the US.
•South America: includes all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region, mainly in Brazil, Chile and Argentina.
•Santander Global Platform: which comprises our global digital services under a single unit, includes Global Payments Services (global trade services, global merchant services, superdigital, pagoFX), our fully digital bank Openbank, S.A. and Open Digital Services, and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).
In addition to these operating units, which report by geographic area and businesses, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As Grupo Santander’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
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
There are no customers located in any of the areas that generate income exceeding 10% of Total income.

Annual report 2020	Contents
The condensed balance sheets and income statements of the various main segments are as follows:

EUR million
	2020
Balance sheet (condensed)	Europe	North America	South America	Santander Global Platform	Corporate Centre	Intra-Group eliminations	Total
Total assets	1,077,537	223,313	238,263	12,901	182,587	(226,351)	1,508,250
Loans and advances to customers	675,894	120,557	113,731	973	5,044	—	916,199
Cash, balances at central banks and credit institutions and other deposits on demand	224,793	28,469	42,957	10,917	61,173	(142,513)	225,796
Debt instruments	86,925	38,398	49,300	13	1,918	—	176,554
Other financial assets	48,266	15,363	17,266	230	1,644	—	82,769
Other asset accounts	41,659	20,526	15,009	768	112,808	(83,838)	106,932
Total liabilities	1,022,954	199,611	218,797	11,521	106,558	(142,513)	1,416,928
Customer deposits	622,826	102,906	111,791	10,961	826	—	849,310
Central banks and credit institutions	208,408	37,966	41,989	274	38,555	(142,513)	184,679
Marketable debt securities	120,166	36,583	21,280	—	57,240	—	235,269
Other financial liabilities***	55,919	16,159	35,434	130	493	—	108,135
Other liabilities accounts****	15,635	5,997	8,303	156	9,444	—	39,535
Total equity	54,583	23,702	19,466	1,380	76,029	(83,838)	91,322
Other customer funds under management	86,899	16,505	49,851	—	12	—	153,267
Investment funds	71,238	10,864	49,851	—	12	—	131,965
Pension funds	15,487	90	—	—	—	—	15,577
Assets under management	174	5,551	—	—	—	—	5,725
Other non-managed marketed customer funds	34,789	11,915	6,187	658	—	—	53,549
*Including Trading derivatives and Equity instruments.
**Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.
***Including Trading derivatives, Short positions and Other financial liabilities.
****Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2019
Balance sheet (condensed)	Europe	North America	South America	Santander Global Platform	Corporate Centre	Intra-Group eliminations	Total
Total assets	1,057,038	223,857	253,804	10,234	168,352	(190,590)	1,522,695
Loans and advances to customers	676,904	133,726	125,122	702	5,764	—	942,218
Cash, balances at central banks and credit institutions and other deposits on demand	180,389	22,885	51,360	9,063	32,803	(107,894)	188,606
Debt instruments	104,381	33,746	45,619	10	840	—	184,596
Other financial assets*	53,893	10,759	14,802	187	2,406	—	82,047
Other asset accounts**	41,471	22,741	16,901	272	126,539	(82,696)	125,228
Total liabilities	1,000,905	199,955	231,321	9,760	77,989	(107,894)	1,412,036
Customer deposits	600,380	98,915	114,817	9,460	793	—	824,365
Central banks and credit institutions	189,791	38,942	41,989	82	12,253	(107,894)	175,163
Marketable debt securities	133,544	44,098	29,840	—	54,495	—	261,977
Other financial liabilities***	60,807	11,763	34,062	106	636	—	107,374
Other liabilities accounts****	16,383	6,237	10,613	112	9,812	—	43,157
Total equity	56,133	23,902	22,483	474	90,363	(82,696)	110,659
Other customer funds under management	86,558	14,319	76,023	—	11	—	176,911
Investment funds	62,203	11,703	69,071	—	11	—	142,988
Pension funds	11,746	98	—	—	—	—	11,844
Assets under management	12,609	2,518	6,952	—	—	—	22,079
Other non-managed marketed customer funds	33,107	15,872	60	450	—	—	49,489
*Including Trading derivatives and Equity instruments.
**Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.
***Including Trading derivatives, Short positions and Other financial liabilities.
****Including' Hedging derivatives', Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

Annual report 2020	Contents

EUR million
	2018
Balance sheet (condensed)	Europe	North America	South America	Santander Global Platform	Corporate Centre	Intra-Group eliminations	Total
Total assets	1,020,737	200,919	237,480	8,781	170,614	(179,260)	1,459,271
Loans and advances to customers	639,966	116,196	119,912	337	6,509	1	882,921
Cash, balances at central banks and credit institutions and other deposits on demand	172,298	28,845	48,318	8,168	39,840	(100,400)	197,069
Debt instruments	118,221	27,302	45,224	—	377	—	191,124
Other financial assets*	49,263	9,974	9,311	146	2,113	1	70,808
Other asset accounts**	40,989	18,602	14,715	130	121,775	(78,862)	117,349
Total liabilities	966,727	179,046	215,605	8,492	82,439	(100,399)	1,351,910
Customer deposits	571,834	91,895	108,248	8,284	235	—	780,496
Central banks and credit institutions	192,685	26,048	38,584	111	30,879	(100,398)	187,909
Marketable debt securities	129,574	43,758	31,504	—	41,783	—	246,619
Other financial liabilities***	53,687	11,379	28,570	38	1,334	(1)	95,007
Other liabilities accounts****	18,947	5,966	8,699	59	8,208	—	41,879
Total equity	54,010	21,873	21,875	289	88,175	(78,861)	107,361
Other customer funds under management	76,524	12,785	68,172	367	7	—	157,855
Investment funds	55,239	10,436	61,515	367	7	—	127,564
Pension funds	11,062	98	—	—	—	—	11,160
Assets under management	10,223	2,251	6,657	—	—	—	19,131
Other non-managed marketed customer funds	28,555	13,528	128	—	—	—	42,211
*Including 'Trading derivatives' and 'Equity instruments'.
**Including 'Hedging derivatives', 'Changes in the fair value of hedged items in portfolio hedges of interest risk', 'Non-current assets held for sale', 'Assets under insurance or reinsurance contracts', 'Tangible assets', 'Intangible assets', 'Tax assets', other assets and non-current assets held for sale.
***Including Trading derivatives, Short positions and Other financial liabilities.
****Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The condensed income statements for the main segments are as follows:

EUR million
	2020
Underlying income statement (condesed)	Europe	North America	South America	Santander Global Platform	Corporate centre	Total
Net interest income	14,047	8,469	10,723	129	(1,374)	31,994
Net fee income	4,736	1,661	3,566	81	(29)	10,015
Gains (losses) on financial transactions*	885	251	765	(1)	287	2,187
Other operating income**	25	630	(209)	(17)	(25)	404
Total income	19,693	11,011	14,845	192	(1,141)	44,600
Administrative expenses, depreciation and amortisation	(10,314)	(4,631)	(5,312)	(381)	(329)	(20,967)
Net operating income***	9,379	6,380	9,533	(189)	(1,470)	23,633
Net loan-loss provisions****	(4,300)	(3,917)	(3,923)	(3)	(31)	(12,174)
Other gains (losses) and provisions*****	(913)	(130)	(319)	(11)	(412)	(1,785)
Operating profit/(loss) before tax	4,166	2,333	5,291	(203)	(1,913)	9,674
Tax on profit	(1,131)	(579)	(1,927)	52	69	(3,516)
Profit from continuing operations	3,035	1,754	3,364	(151)	(1,844)	6,158
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3,035	1,754	3,364	(151)	(1,844)	6,158
Non-controlling interests	379	262	437	(1)	—	1,077
Attributable profit to the parent	2,656	1,492	2,927	(150)	(1,844)	5,081
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****'Net loan-loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Annual report 2020	Contents

EUR million
	2019
Underlying income statement (condesed)	Europe	North America	South America	Santander Global Platform	Corporate Centre	Total
Net interest income	14,201	8,926	13,316	92	(1,252)	35,283
Net fee income	5,260	1,776	4,787	6	(50)	11,779
Gains (losses) on financial transactions*	1,036	230	565	(3)	(297)	1,531
Other operating income**	504	672	(243)	(14)	(18)	901
Total income	21,001	11,604	18,425	81	(1,617)	49,494
Administrative expenses, depreciation and amortisation	(11,044)	(4,967)	(6,656)	(240)	(373)	(23,280)
Net operating income***	9,957	6,637	11,769	(159)	(1,990)	26,214
Net loan-loss provisions****	(1,839)	(3,656)	(3,789)	(1)	(36)	(9,321)
Other gains (losses) and provisions*****	(768)	(205)	(748)	(6)	(237)	(1,964)
Operating profit/(loss) before tax	7,350	2,776	7,232	(166)	(2,263)	14,929
Tax on profit	(1,979)	(683)	(2,644)	46	157	(5,103)
Profit from continuing operations	5,371	2,093	4,588	(120)	(2,106)	9,826
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5,371	2,093	4,588	(120)	(2,106)	9,826
Non-controlling interests	493	426	664	—	(9)	1,574
Attributable profit to the parent	4,878	1,667	3,924	(120)	(2,097)	8,252
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****'Loan loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2018
Underlying income statement (condesed)	Europe	North America	South America	Santander Global Platform	Corporate Centre	Total
Net interest income	14,204	8,154	12,891	79	(987)	34,341
Net fee income	5,434	1,615	4,497	7	(68)	11,485
Gains (losses) on financial transactions*	1,114	173	498	—	12	1,797
Other operating income**	505	534	(212)	(12)	(14)	801
Total income	21,257	10,476	17,674	74	(1,057)	48,424
Administrative expenses, depreciation and amortisation	(11,166)	(4,488)	(6,557)	(142)	(426)	(22,779)
Net operating income***	10,091	5,988	11,117	(68)	(1,483)	25,645
Net loan-loss provisions****	(1,572)	(3,449)	(3,737)	—	(115)	(8,873)
Other gains (losses) and provisions*****	(1,027)	(202)	(663)	(2)	(101)	(1,995)
Operating profit/(loss) before tax	7,492	2,337	6,717	(70)	(1,699)	14,777
Tax on profit	(2,020)	(599)	(2,642)	17	14	(5,230)
Profit from continuing operations	5,472	1,738	4,075	(53)	(1,685)	9,547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5,472	1,738	4,075	(53)	(1,685)	9,547
Non-controlling interests	424	434	624	1	—	1,483
Attributable profit to the parent	5,048	1,304	3,451	(54)	(1,685)	8,064
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****'Net loan-loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Annual report 2020	Contents
b) Secondary segments
At this secondary level, Grupo Santander is structured into Retail Banking, Santander Corporate & Investment Banking, Wealth Management & Insurance and Santander Global Platform.
•Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking which are managed through Santander Corporate & Investment Banking, asset management, private banking and insurance, which are managed by Wealth Management & Insurance and 50% of the countries’ results generated by digital services, which are included in Santander Global Platform. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.
•Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
•Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
•Santander Global Platform: which comprises our global digital services under a single unit (breakdown in the primary segment definition), as well as 50% of the results generated by these services in the commercial network.
Although Santander Global Platform and Wealth Management & Insurance do not meet the quantitative thresholds defined in IFRS 8, these segments are considered reportable by Grupo Santander and are disclosed separately because Grupo Santander's management believes that information about these segments is useful to users of the financial statements.
There are no customers located in a place different from the location of the Group's assets that generate revenues in excess of 10% of ordinary revenues.
The condensed income statements are as follows:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2020
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking	Wealth Management & Insurance	Santander Global Platform	Corporate centre	Total
Net interest income	29,544	2,953	455	416	(1,374)	31,994
Net fee income	6,850	1,551	1,194	449	(29)	10,015
Gains (losses) on financial transactions*	962	690	103	145	287	2,187
Other operating income**	(141)	204	383	(17)	(25)	404
Total income	37,215	5,398	2,135	993	(1,141)	44,600
Administrative expenses, depreciation and amortisation	(16,846)	(2,069)	(907)	(816)	(329)	(20,967)
Net operating income***	20,369	3,329	1,228	177	(1,470)	23,633
Net loan-loss provisions****	(11,609)	(467)	(28)	(39)	(31)	(12,174)
Other gains (losses) and provisions*****	(1,228)	(135)	(1)	(9)	(412)	(1,785)
Operating profit/(loss) before tax	7,532	2,727	1,199	129	(1,913)	9,674
Tax on profit	(2,453)	(783)	(291)	(58)	69	(3,516)
Profit/(loss) from continuing operations	5,079	1,944	908	71	(1,844)	6,158
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	5,079	1,944	908	71	(1,844)	6,158
Non-controlling interests	883	121	41	32	—	1,077
Attributable profit/(loss) to the parent	4,196	1,823	867	39	(1,844)	5,081
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Annual report 2020	Contents

EUR million
	2019
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking (SCIB)	Wealth Management & Insurance	Santander Global Platform	Corporate Centre	Total
Net interest income	32,862	2,728	570	375	(1,252)	35,283
Net fee income	8,561	1,520	1,199	549	(50)	11,779
Gains (losses) on financial transactions*	872	689	117	149	(296)	1,531
Other operating income**	303	289	340	(13)	(18)	901
Total income	42,598	5,226	2,226	1,060	(1,616)	49,494
Administrative expenses, depreciation and amortisation	(18,926)	(2,281)	(955)	(745)	(373)	(23,280)
Net operating income***	23,672	2,945	1,271	315	(1,989)	26,214
Net loan-loss provisions****	(9,101)	(155)	23	(52)	(36)	(9,321)
Other gains (losses) and provisions*****	(1,619)	(91)	(12)	(5)	(237)	(1,964)
Operating profit/(loss) before tax	12,952	2,699	1,282	258	(2,262)	14,929
Tax on profit	(4,047)	(815)	(302)	(95)	156	(5,103)
Profit/(loss) from continuing operations	8,905	1,884	980	163	(2,106)	9,826
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	8,905	1,884	980	163	(2,106)	9,826
Non-controlling interests	1,325	171	51	36	(9)	1,574
Attributable profit/(loss) to the parent	7,580	1,713	929	127	(2,097)	8,252
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
	2018
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking (SCIB)	Wealth Management & Insurance	Santander Global Platform	Corporate Centre	Total
Net interest income	31,976	2,461	527	364	(987)	34,341
Net fee income	8,331	1,534	1,142	546	(68)	11,485
Gains (losses) on financial transactions*	609	898	131	147	12	1,797
Other operating income**	343	184	299	(11)	(14)	801
Total income	41,259	5,077	2,099	1,046	(1,057)	48,424
Administrative expenses, depreciation and amortisation	(18,756)	(2,101)	(873)	(623)	(426)	(22,779)
Net operating income***	22,503	2,976	1,226	423	(1,483)	25,645
Net loan-loss provisions****	(8,528)	(199)	(10)	(21)	(115)	(8,873)
Other gains (losses) and provisions*****	(1,789)	(97)	(4)	(4)	(101)	(1,995)
Operating profit/(loss) before tax	12,186	2,680	1,212	398	(1,699)	14,777
Tax on profit	(4,002)	(832)	(285)	(125)	14	(5,230)
Profit/(loss) from continuing operations	8,184	1,848	927	273	(1,685)	9,547
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	8,184	1,848	927	273	(1,685)	9,547
Non-controlling interests	1,230	157	52	43	1	1,483
Attributable profit/(loss) to the parent	6,954	1,691	875	230	(1,686)	8,064
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Annual report 2020	Contents

c) Reconciliations of reportable segment results
The tables below reconcile the underlying basis results to the statutory results for each of the periods presented as required by IFRS 8. For the purposes of these reconciliations, all material reconciling items are separately identified and described.
Grupo Santander assets and liabilities for management reporting purposes do not differ from the statutory reported figures and therefore are not reconciled.

EUR million
2020
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	31,994	—	31,994
Net fee income	10,015	—	10,015
Gains (losses) on financial transactions*	2,187	—	2,187
Other operating income**	404	(321)	83
Total income	44,600	(321)	44,279
Administrative expenses, depreciation and amortisation	(20,967)	(163)	(21,130)
Net operating income***	23,633	(484)	23,149
Net loan-loss provisions****	(12,174)	(258)	(12,432)
Other gains (losses) and provisions*****	(1,785)	(11,008)	(12,793)
Operating profit/(loss) before tax	9,674	(11,750)	(2,076)
Tax on profit	(3,516)	(2,116)	(5,632)
Adjusted profit for the year from continuing operations	6,158	(13,866)	(7,708)
Profit from discontinued operations (net)	—	—	—
Consolidated profit/(loss)	6,158	(13,866)	(7,708)
Non-controlling interests	1,077	(14)	1,063
Attributable profit/(loss) to the parent	5,081	(13,852)	(8,771)
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for an addition of EUR 50 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•Adjustment to the valuation of goodwill arising from the Group's acquisitions in the amount of EUR -10,100 million, which is included in the line 'Other gains (losses) and provisions'.
•Adjustment to the valuation of the deferred tax assets of the consolidated tax group in Spain in the amount of EUR -2,500 million, which is included in the 'Tax on profit' line.

•Restructuring costs with a net impact of EUR -1,114 million, which are included for their gross amount mainly in the line 'Other gains (losses) and provisions'.
•Other charges of EUR -138 million (related to sales of non-performing loans in Spain, cancellation of pension commitment costs and other expenses), which are recorded gross in 'Other gains (losses) and provisions', 'Net loan-loss provision' and 'Administrative expenses and depreciation and amortization'.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

EUR million
2019
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	35,283	—	35,283
Net fee income	11,779	—	11,779
Gains (losses) on financial transactions*	1,531	—	1,531
Other operating income**	901	(265)	636
Total income	49,494	(265)	49,229
Administrative expenses, depreciation and amortisation	(23,280)	—	(23,280)
Net operating income***	26,214	(265)	25,949
Net loan-loss provisions****	(9,321)	—	(9,321)
Other gains (losses) and provisions*****	(1,964)	(2,121)	(4,085)
Operating profit/(loss) before tax	14,929	(2,386)	12,543
Tax on profit	(5,103)	676	(4,427)
Consolidated profit/(loss)	9,826	(1,710)	8,116
Non-controlling interests	1,574	27	1,601
Attributable profit/(loss) to the parent	8,252	(1,737)	6,515
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of EUR 31 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations
Explanation of adjustments:
•Impairment of the goodwill assigned to Santander UK and provisions for PPI in the UK, with a net impact of EUR -1,491 million and EUR -183 million, respectively, reflected in the line 'Other gains (losses) and provisions'.
•Restructuring costs with a net impact of EUR -864 million, which are included in the line 'Other gains (losses) and provisions'.
•Losses related to real estate assets and holdings in Spain with a net impact of EUR -405 million, which are included in the 'Other operating income' and 'Other gains (losses) and provisions' lines.

•Provisions related to intangible assets and others, amounting to EUR -174 million, which are included for their gross amount in the line 'Other gains (losses) and provisions'.
•Capital gains on the sale of holdings in Prisma and on the integration of the custody business, with a net impact of EUR 136 million and EUR 693 million respectively, which are reflected at their gross amount in the line 'Other gains (losses) and provisions'.
•Positive impact due to changes in tax regulations in Brazil for a net amount of EUR 551 million, which is included in the line "Tax on profit'.

Annual report 2020	Contents

EUR million
2018
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	34,341	—	34,341
Net fee income	11,485	—	11,485
Gains (losses) on financial transactions*	1,797	—	1,797
Other operating income**	801	—	801
Total income	48,424	—	48,424
Administrative expenses, depreciation and amortisation	(22,779)	—	(22,779)
Net operating income***	25,645	—	25,645
Net loan-loss provisions****	(8,873)	—	(8,873)
Other gains (losses) and provisions*****	(1,995)	(576)	(2,571)
Operating profit/(loss) before tax	14,777	(576)	14,201
Tax on profit	(5,230)	344	(4,886)
Consolidated profit/(loss)	9,547	(232)	9,315
Non-controlling interests	1,483	22	1,505
Attributable profit/(loss) to the parent	8,064	(254)	7,810
*Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
**Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
***Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
****Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
*****Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•Restructuring costs: The net impact of EUR -300 million on Profit attributable to the Parent, relates to restructuring costs in connection with the integration of Banco Popular, S.A.U., as follows EUR -280 million in Spain, EUR -40 million in corporate center and EUR 20 million in Portugal. The corresponding gross impacts are reflected on the “Other gains (losses) and provisions” line above.
•Negative goodwill in Poland: The negative goodwill of EUR 45 million, relates to the acquisition of the banking and private banking business of Deutsche Bank Polska, S.A.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
52. Related parties
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

EUR million
	2020
	Associates and joint ventures	Members of the board of directors	Executive vicepresident	Other related parties
Assets	8,473	—	24	95
Cash, cash balances at central banks and other deposits on demand	151	—	—	—
Loans and advances: credit institutions	562	—	—	—
Loans and advances: customers	6,934	—	24	95
Debt instruments	423	—	—	—
Others	403	—	—	—

Liabilities	3,593	4	16	159
Financial liabilities: credit institutions	944	—	—	—
Financial liabilities: customers	2,557	4	16	159
Marketable debt securities	12	—	—	—
Others	80	—	—	—

Income statement	1,269	—	—	3
Interest income	106	—	—	2
Interest expense	(8)	—	—	—
Gains/losses on financial assets and liabilities and others	49	—	—	—
Commission income	1,154	—	—	1
Commission expense	(32)	—	—	—

Other	4,097	1	1	52
Financial guarantees granted and Others	14	—	—	3
Loan commitments and Other commitments granted	253	1	1	13
Derivative financial instruments	3,830	—	—	36

Annual report 2020	Contents

EUR million
	2019
	Associates and joint ventures	Members of the board of directors	Executive vicepresident	Other related parties
Assets	9,659	—	26	104
Cash, cash balances at central banks and other deposits on demand	740	—	—	—
Loans and advances: credit institutions	961	—	—	—
Loans and advances: customers	6,950	—	26	104
Debt instruments	848	—	—	—
Others	160	—	—	—

Liabilities	2,689	41	12	57
Financial liabilities: credit institutions	563	—	—	—
Financial liabilities: customers	2,064	41	12	57
Marketable debt securities	—	—	—	—
Others	62	—	—	—

Income statement	1,386	—	—	2
Interest income	111	—	—	1
Interest expense	(15)	—	—	—
Gains/losses on financial assets and liabilities and others	47	—	—	—
Commission income	1,269	—	—	1
Commission expense	(26)	—	—	—

Other	4,219	7	3	49
Financial guarantees granted and Others	17	5	2	38
Loan commitments and Other commitments granted	197	1	1	6
Derivative financial instruments	4,005	1	—	5

EUR million
	2018
	Associates and joint ventures	Members of the board of directors	Executive vicepresident	Other related parties
Assets	7,202	—	30	256
Cash, cash balances at central banks and other deposits on demand	—	—	—	—
Loans and advances: credit institutions	704	—	—	—
Loans and advances: customers	6,142	—	30	256
Debt instruments	295	—	—	—
Others	61	—	—	—

Liabilities	1,650	19	12	363
Financial liabilities: credit institutions	8	—	—	—
Financial liabilities: customers	1,596	19	12	363
Marketable debt securities	8	—	—	—
Others	38	—	—	—

Income statement	993	—	—	31
Interest income	73	—	—	14
Interest expense	(3)	—	—	(1)
Gains/losses on financial assets and liabilities and others	82	—	—	—
Commission income	853	—	—	18
Commission expense	(12)	—	—	—

Other	4,707	9	3	782
Financial guarantees granted and Others	21	7	1	508
Loan commitments and Other commitments granted	393	1	2	64
Derivative financial instruments	4,293	1	—	210
The remaining required information is detailed in notes 5, 14 and 46.c.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
53. Risk management
a) Cornerstones of the risk function
Grupo Santander´s risk principles below are compulsory. They comply with regulatory requirements and are inspired by best market practices:
1.All employees are risk managers. Employees must understand the risks inherent in their jobs, avoiding them wherever the impact is unknown or exceeds our risk appetite.
2.Engagement of top management, who must act and communicate to manage risks consistently, supervise our risk culture and make sure we keep our risk profile within our risk appetite.
3.Independent risk management and control functions, consistent with our model of three lines of defence.
4.A forward-looking, comprehensive approach to risk management and control for all businesses and risk types.
5.Detailed, timely information to detect, assess, manage and report risks to the appropriate level of management.
Grupo Santander’s holistic control structure stands on these principles, plus a series of strategic tools and procedures embedded in group´s risk appetite statement, such as the risk profile assessment, scenario analysis, the risk reporting structure and the annual planning and budget process.
1. Main risks of the group's financial instruments
Grupo Santander's classification of risks ensures effective risk management, control and reporting. Our risk framework distinguishes these key risk types:
•Credit risk relates to financial loss arising from the default or credit quality deterioration of a customer or counterparty, to which Santander has directly provided credit or assumed a contractual obligation.
•Market risk results from changes in interest rates, exchange rates, equities, commodities and other market factors, and from their effect on profit or capital.
•Liquidity risk occurs if liquid financial resources are not enough to meet due obligations or can only be obtained at a high cost.
•Structural risk relates to the changing value or margin of assets or liabilities in the banking book owing to changes in market factors and balance sheet behaviour. It includes risks from insurance, pension activities or an inadequate quantity or quality of capital to fulfil internal business objectives, regulatory requirements or market expectations.
•Operational risk is the possibility of losses from inadequate or failed internal processes, people and systems or from external events. It includes legal risk and conduct risk.
•Regulatory compliance risk is the risk of not fulfilling legal and regulatory requirements and supervisors´expectations, and may lead to fines, financial penalties or other sanctions.
•Model risk involves potential losses resulting from inaccurate predictions that lead to sub-optimal decision-making, or from a misuse or inadequate implementation of a model.
•Reputational risk consists of potential losses from damage to its reputation amongst employees, customers, shareholders/investors and the wider community.
•Strategic risk relates to losses or damage to the medium- and long-term interests of key stakeholders owing to strategic decision-making, poor execution of strategy or failure to adapt to external developments.
Grupo Santander also considers environmental and climate-related risk drivers (whether physical or transition-led) as factors that could impact the exiting risks in the medium and long-term.
2. Risk governance
Grupo Santander has a robust risk governance structure, aimed at ensuring the effective control of its risk profile in accordance with the risk appetite defined by the board of directors.
The board of directors is responsible for approving the general framework for risk management and control.
This governance structure is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees and a strong relationship between the Group and its subsidiaries. All led by the Group-wide risk culture, Risk Pro.
2.1 Lines of defense
At Santander, we follow a three lines of defence model to ensure effective risk management and control:
•First line: Businesses and functions that originate risks make up the first line of defence, which identifies, measures, controls, monitors and reports risks. It adheres to all risk management policies and procedures, making sure risks fit within risk appetite and other limits.
•Second line: The Risk and Compliance & Conduct functions form the second line of defence to provide independent oversight and challenge to risk management decisions from the first line. The second line of defence ensures risks are managed according to risk appetite, strenghtening our risk culture across Grupo Santander.
•Third line: The Internal Audit function is independent to assure senior management about the quality and effectiveness of internal controls, risk management. governance and systems, helping to safeguard our value, solvency and reputation.
The Risk, Compliance & Conduct and Internal Audit functions are separate and independent. Each has its own direct access to the board of directors and its committees.

Annual report 2020	Contents
2.2 Risk and Compliance committee structure
The board of directors' duties include risk and compliance management and control. It regularly revises and approves risk appetite and frameworks, strengthening and promoting our risk culture. In its duties, the board is supported by the risk supervision, regulation and compliance committee and the Grupo Santander executive committee.
The Group chief risk officer (Group CRO) is responsible for devising risk strategy, overseeing all risks, and challenging and advising business lines on their risk management.
The Group chief compliance officer (Group CCO) promotes the adherence to rules, supervisory requirements, principles of good conduct and values. This role determines the compliance and conduct strategy, and independently oversees and challenges the compliance and conduct risk management of the first line of defence.
Both the Group CRO and CCO have direct access, and report to, the risk supervision, regulation and compliance committee and the board of directors.
The executive risk, risk control and general compliance committees are also at the top of Grupo Santander's risk and compliance governance, with authority delegated by the board of directors. Further detail is provided in the table below:

	Executive risk committee (ERC)	Risk control committee (RCC)	General compliance committee

Duties:

This committee is responsible for risk management duties delegated by the board, being authorized to accept, modify or scale those actions or transactions that may expose the entity to a relevant risk as well as the most significant models. It takes the highest-level risk-related decisions within the group’s risk appetite.

This committee is responsible for risk control and for providing a holistic view of all risks. It determines if the risks business lines are being managed according to risk appetite. It also identifies, monitors and evaluates the impact of current and emerging risks on the group's risk profile.

The committee is responsible for reviewing significant compliance and conduct risk events, and evaluating related measures. It devises and assesses corrective actions for compliance risks owing to shortcomings in management and control or new risks.

Chair:	CEO	Group CRO	Group CCO

Composition:	Nominated executive directors and other senior managers from the Risk, Finance and Compliance & Conduct functions (the Group CRO has veto power over committee resolutions).	Senior managers from the Risk, Compliance & Conduct, Finance, Accounting and Management Control functions (CRO from subsidiaries regularly report on their own risk profiles).	Senior managers from the Compliance & Conduct, Risk, Accounting and Management functions. The committee chair has a casting vote over committee resolutions.
Risk functions have forums and regular meetings to manage and control the risks under their scope. Their responsibilities include:
•Reporting to the Group CRO, Group CCO, the risk control committee and general compliance committee on risk management according to risk appetite.
•Monitoring each risk factor regularly.
•Overseeing measures to meet supervisor and auditor expectations.
Grupo Santander may set up additional governance for special cases.
•Amid the covid-19 pandemic, coordination and communication with our subsidiaries is essential to making sure our actions were effective, underpinned by written communication, meetings, reporting and enhanced governance. In early March, we implemented specific weekly reporting mechanisms so all units could provide detailed, standardized information.
Grupo Santander monitored the pandemic intensively through special situation forums such as the credit risk war room, in addition to our regular governance framework. Close coordination between our subsidiaries and Group-wide and local contingency plans (including scenario analysis) strengthened resources and governance. As the crisis developed, it became a multidisciplinary task force composed of members from relevant functions to steer units in managing credit risk with these special work streams in place: i) monitoring and reporting; ii) sectorial intelligence; iii) portfolio management; iv) credit strategy; v) regulatory assurance; vi) credit forecasting and vii) collections and recoveries.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
•Furthermore, in view of Brexit, Grupo Santander and Santander UK set up steering committees and separate working groups to monitor the transition; develop contingency plans; and escalate and make decisions to minimise impact on our business and customers.
2.3 The Group’s relationship with subsidiaries regarding risk management
In all Grupo Santander's subsidiaries, the risk and compliance management and control models are aligned with the frameworks established by the group’s board of directors. The local units adhere to them through their respective boards and adapt them to their own market conditions and regulation.
As part of the aggregate supervision function for all risks, Grupo Santander challenges and validates subsidiaries’ policies and transactions. This creates a common risk management and control model across the group.
In 2020, a new approach was taken in the relationship with the Group´s subsidiaries with the creation of three regions (Europe, North America and South America) and the appointment of three risk regional leaders. The aim is to enhance the identification of synergies under a common operating model and common platforms, leveraging the Group's global and regional scale, as well as simplifying processes and strengthening control mechanisms to support business growth while optimizing capital allocation and better serving Group´s customers.
In this sense, each local CRO must regularly interact with, and report to, the risk regional leaders, the Group CRO and the Group CCO. Additionally, periodic follow-up meetings are held between the different risk areas and the local counterparts.
Furthermore, the Group CRO, the Group CCO, and Risk Regional Leaders take part in appointments, target setting and local CRO evaluations and remuneration to make sure risks are appropriately controlled.

Grupo Santander undertook various initiatives to enhance the relationship between the Group and its subsidiaries and apply an advanced risk management mode:
•It is worth highlighting, the close collaboration in relation to covid-19 to share best practices, experiences, provide support in scenario analysis, additional provision estimations, etc.
•Development of organizational structures, subsidiary benchmarks and a strategic vision of the Risk and Compliance function to promote the most advanced and efficient risk management infrastructures and practices.
•Cooperation to share best practices, strengthen processes and drive innovation for a quantitative impact.
•Identification of talent in the Risk and Compliance teams, encouraging international mobility through the global risk talent programme.
•Risk Subject Matter Experts to bring together a community of specialists.
3. Management processes and tools
Grupo Santander has these effective risk management processes and tools:
3.1 Risk appetite and structure of limits
Risk appetite is the volume and type of risks deemed prudent to assume for the business strategy of the Group, even under unexpected circumstances. It considers adverse scenarios that could have a negative impact on capital and liquidity, profitability and/or the share price.
The board sets the group's risk appetite statement (RAS) every year. The boards of Grupo Santander's subsidiaries also set their own risk appetites annually, in line with the consolidated Group-wide RAS. Each of those risk appetites cascades down into specific, detailed limits and policies based on risk type, portfolio and segment.
Business model and risk appetite fundamentals
Grupo Santander's risk appetite is consistent with the risk culture and its unique business model built on customer focus, scale and diversification. At the core of our risk appetite are:
•A medium-low target risk profile that is predictable, centred on retail and commercial banking, internationally diversified operations and strong market share;
•stable, recurrent earnings and shareholder remuneration, sustained by sound capital, liquidity and sources of funding;
•self-run subsidiaries with their own sources of capital and liquidity and risk profiles that do not compromise Grupo Santander’s solvency;
•an independent risk function with active senior management that embeds a strong risk culture and drives a sustainable return on capital;
•a global, holistic view through extensive control and monitoring of risks, businesses and markets;
•a focus on products the Group knows well;
•A conduct model that protects Grupo Santander's customers;
•A remuneration policy that reconciles employees and executives' interests to risk appetite and long-term results.
Santander risk appetite principles
The principles informing our risk appetite are:
•The board and senior management's responsibility for risk appetite.
•An enterprise-wide view, risk profile back-testing and challenge, using quantitative metrics and qualitative indicators.
•A forward-looking approach based on plausible assumptions and adverse/stress scenarios to reflect our desired risk profile in the short and medium term.
•Strategic and business plans embedded in daily management by policies and limits.

Annual report 2020	Contents
•Common standards aligning each subsidiary with Grupo Santander.
•Regular reviews, regulatory requirements and best practices with mechanisms in place to keep the risk profile stable and mitigate non-compliance.
Limits structure, monitoring and control
Grupo Santander risk appetite is expressed in qualitative terms and limits structured on these five core elements.

1	Earnings volatility The maximum loss Grupo Santander can tolerate in an acute stress scenario.

2	Solvency •The minimum capital position Grupo Santander can tolerate in an acute stress scenario. •The maximum leverage we can accept in an acute scenario.

3	Liquidity •Minimum structural liquidity position. •Minimum liquidity horizon Grupo Santander is willing to accept in an acute stress scenario. •Minimum liquidity coverage position.

4	Concentration •Concentration in single names, sectors and portfolios. •Concentration in non-investment grade counterparties. •Concentration in large exposures.

5	Non-financial risks •Maximum operational risk losses. •Maximum risk profile. •Qualitative non-financial risk indicators: ◦Fraud ◦Technological ◦Security and cyberrisk ◦Reputational ◦Others
While risk appetite limits are regularly monitored, specialized control functions report on risk profile and compliance with limits to the board and its committees every month.
Risk appetite limits cascade down to business units, risk types and portfolios. This makes risk appetite an effective tool for managing risks. Management policies and limits are directly based on the principles and limits in the risk appetite statement.
Key 2020 developments
Grupo Santander thoroughly reviewed the impact of covid-19 and the adequacy of our risk appetite to cope with the new environment. Risk appetite limits remained broadly unchanged despite extraordinarily challenging conditions. Management focused on enhancing control over market volatility, better representation and visibility of emerging risks such as cyber security and other non-financial risks.
Grupo Santander´s risk appetite statement also strengthened its commitment to corporate social responsibility (CSR), the environment and the Paris Agreement's transition to a low-carbon and climate-resilient economy.
3.2. Risk profile assessment (RPA)
Grupo Santander routinely identifies risk types to systematically and objectively evaluate its risk profile. This helps address major threats to is business plan and strategic objectives.
Risk identification results inform Group´s risk profile assessment (RPA), which involves all lines of defence. It reinforces Group´s risk culture in analysing how risks evolve and identifying improvement areas. Grupo Santander´s RPA methodology covers these areas:
•Risk performance, to understand residual risks by type with international standard and indicators.
•Control environment, to measure the target-operating model of Grupo Santander's advanced risk management according to regulatory requirements and best market practices.
•Forward-looking, based on stress metrics and top risks to the strategic plan.
In 2020, Grupo Santander upgraded its control environment standards and reviewed risk performance metrics, focusing on strategic, compliance and conduct metrics. The inclusion of the 'control score' in the non-financial risks control environment enabled the Group to better capture its risk profile.
Covid-19 had a negative impact on Grupo Santander's risk performance. In triggering all scenarios the Group consider (including those most severe), it led to a higher risk profile, driven by higher provisions and budgetary deviations with respect to profits. Non-financial risk profile remained stable, with operational losses below 2019 figures, and better liquidity performance.
The impact of covid-19 as a catalyst for relevant and emerging risks was also key in the deterioration of our risk profile in 2020. This deterioration has been contained by a solid control environment, especially in credit risk, driven by ATOMiC and collections and recovery preparation plans. All of this has allowed us to maintain our risk profile at a 'medium-low' level.
3.3. Scenario analysis
The scenarios that Grupo Santander analyse include macroeconomic and other variables that can affect the risk profile in those markets in which Grupo Santander operate. Scenario analysis is a useful tool for managing risks at all levels, so Grupo Santander can gauge our resilience under stressed conditions and formulate mitigating actions on income, capital and liquidity if needed. For this, the Research and Public Policy team is key in defining scenarios, as well as our governance and control, including the review of our top management and the three lines of defence.
Grupo Santander's scenario analyses are consistent and robust because the Group:
•Creates and runs models that estimate how metrics such as credit losses will perform in the future.
•Back-tests and regularly challenges model results.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
•Relies on expert opinions and a vast understanding of our portfolios.
•Exerts robust control over models, scenarios, assumptions, results and mitigating management actions.
Grupo Santander has recurrently achieved excellent quantitative and qualitative results in the European Banking Authority (EBA) stress tests.
The global economic uncertainty caused by the covid-19 crisis made it exceptionally difficult for businesses to plan ahead. Our scenario analyses were key in identifying new action points, developing business responses, adjusting our risk strategy and preserving our strength and solvency.
Applications of scenario analysis
Grupo Santander run scenario analysis at all levels under a forward-looking approach that helps Grupo Santander anticipate potential impacts on its solvency or liquidity. Grupo Santander run a systematic review of our risk exposure under a baseline scenario and various adverse and favourable scenarios.
Scenario analysis forms an integral part of several key Group processes:
•Regulatory exercises under the guidelines of the EU supervisor and national supervisors.
•Internal capital adequacy assessment (ICAAP) and liquidity assessment (ILAAP), for which Grupo Santander follows its own methodology to assess capital and liquidity under stress scenarios and support planning and management.
•Risk appetite, which includes stressed metrics to set the maximum risk we can assume. The risk appetite and capital and liquidity scenario exercises are closely interrelated but have different frequencies and granularity.
•Climate change analyses to identify scenarios of risks and opportunities. Pilot analyses are covering the wholesale portfolio.
•Recurrent risk management:
- Budget and strategic planning: when implementing a new risk approval policy, in Grupo Santander’s risk profile assessment by senior management or when monitoring specific portfolios or lines of business
- The systematic process of identifying and analysing our top risks, each of which is associated with a macroeconomic or idiosyncratic scenario to assess their potential impact.
- The recovery plan, which is drawn up every year to determine Grupo Santander’s tools to overcome an extremely severe financial crisis. The plan provides financial and macroeconomic stress scenarios with degrees of severity as well as idiosyncratic and systemic events.
- IFRS 9. Since 1 January 2018, regulatory provision requirements have included scenario analyses in related processes, models and methodologies.
- Credit and market risk stress test exercises not only as a response to regulatory exercises but also as a key tool integrated in Grupo Santander’s risk management.
Amid the covid-19 pandemic and following supervisory guidelines, the Research department created a set of additional macroeconomic scenarios under a long-term stable outlook approach to account for the observed worsening in most indicators and assess expected losses. Grupo Santander developed the scenarios through a robust process with great effort from the teams involved, ensuring their consistency.
3.4. Risk Reporting Structure (RRS)
Grupo Santander´s reporting continues to streamline processes, controls and reports to senior management. The Enterprise Wide Risk Management team updates and compiles the risk profile overview under a forward-looking approach so senior management can assess actual and future risks and take appropriate actions.
There are three main types of risk reports: the weekly and monthly risk reports distributed to senior management; subsidiaries’ risk reports; and reports on each risk factor identified in the risk framework.
Grupo Santander's strong risk reporting structure is characterized by:
•Balancing data, analysis and qualitative comments, including forward-looking measures, risk appetite alerts, limits and emerging risks.
•Covering all risk factors in the risk framework.
•Combining a holistic and reliable view with deeper analysis of each risk factor, our subsidiaries and markets.
•Following the same structure and criteria and provides a consolidated view to analyse all risks.
•Following risk data aggregation (RDA) criteria to report on metrics, ensuring data quality and consistency.
To respond to the covid-19 crisis, the reporting function, as acknowledged by the ECB's Single Supervisory Mechanism (SSM), increased the frequency, customized reports and produced new ones for the board and senior committees. It focused on critical topics such as macroeconomic conditions, health indicators, customer support measures and risk areas to enable close monitoring and easier decision-making.

Annual report 2020	Contents
b) Credit risk
1. Introduction to the credit risk treatment
Credit risk refers to a potential financial loss from the default or credit quality deterioration of a customer or other third party with whom Grupo Santander has a contractual obligation. It is our most important risk, both in terms of exposure and capital consumption. It also includes counterparty risk, country risk and sovereign risk.
Credit risk management
Grupo Santander identifies, analyses, controls and decides on credit risk based on holistic view of the credit risk cycle, which includes the transaction, the customer and the portfolio. Business and risk areas and top managers are part of this process.
Credit risk identification is key to managing and controlling Grupo Santander's portfolios effectively. Grupo Santander classify external and internal risks in each business and adopt corrective and mitigating measures when needed through these processes:
1.1. Planning
Grupo Santander´s planning helps to set business targets and define specific action plans within our risk appetite framework.
Strategic commercial plans (SCP) are a management and control tool the business and risk areas prepare for Grupo Santander's credit portfolios. They determine commercial strategies, risk policies, resources and infrastructure, ensuring a holistic view of the portfolios. They provide managers with an updated view of credit portfolio quality to measure credit risk, run internal controls over the defined strategy coupled with regular monitoring, detect significant deviations in risk and potential impacts, and take corrective actions when necessary. They also align with Grupo Santander's risk appetite and its subsidiaries’ capital targets, and are approved and monitored by senior managers at each subsidiary before being reviewed and validated by Grupo Santander.
1.2. Risk assessment and credit rating
To analyse customers’ ability to meet contractual obligations, Grupo Santander uses valuation and parameter estimation models in each of the segments. Grupo Santander's credit quality valuation models are based on credit rating drivers, which Grupo Santander monitors to calibrate and adjust the decisions and ratings they assign. Depending on each segment, drivers can be:
•Rating: from mathematical algorithms that have a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgement. It is used for SCIB, corporate, institutional and SME segments (with individualised treatment).
•Scoring: an automatic system to evaluate credit applications that assigns an individual score to customers for subsequent decision-making, generally in the retail and smaller SME segments.
Grupo Santander's parameter estimation models follow econometric models built on Grupo Santander's portfolios' historical defaults and losses. Grupo Santander uses them to calculate economic and regulatory capital as well as IFRS 9 provisions for each portfolio.
Grupo Santander regularly monitoring and evaluate models' appropriateness, predictive capacity, performance, granularity, compliance with policies and other related factors. Grupo Santander reviews ratings with the latest available financial and economic information. Grupo Santander has also increased the reviews for customers who are under closer observation or have automatic warnings in the risk management systems.
1.3. Credit risk mitigation techniques
We approve risks generally on the basis of borrowers’ ability to pay in fulfilment of financial obligations, notwithstanding any additional collateral or personal guarantees we can require from them. To determine this, we analyse funds or net cash flows from their businesses or income with no guarantors or the assets pledged as collateral. We always consider guarantors and collateral when deciding to approve a loan as a secondary means of recourse if the first channel fails.
In general, a guarantee is as a reinforcement measure added to a credit transaction to mitigate a loss due to a failure to meet a payment obligation.
Grupo Santander has credit risk mitigation techniques for various types of customer and products. Some are for specific transactions (e.g., property) while others apply to a series of transactions (e.g., derivatives netting and collateral). Grupo Santander can be grouped into personal guarantees, guarantees in the form of credit derivatives or collateral.
1.4. Definition of limits, pre-classifications and pre-approvals
Grupo Santander uses SCPs to manage credit portfolios, defining limits for each of them and for new originations, in line with the Group´s credit risk appetite and its target risk profile. Transposing the risk appetite to portfolio management strengthens controls over our credit portfolios.
Grupo Santander´s limits, pre-classifications and pre-approvals processes determine the risk we can assume with each customer. The business and risk areas set risk limits that are approved by the executive risk committee (or delegated committees) and should reflect a transaction’s expected risk-return
Grupo Santander applies various limits models to each segment:
•Large corporate groups: are subject to a pre-classification model based on a system for measuring and monitoring economic capital. Pre-classification models express the level of risk Grupo Santander is willing to assume in transactions with customers/groups in terms of capital at risk, nominal cap and maximum tenors. To manage limits with financial entities, Grupo Santander uses Credit Equivalent Risk (CER), which includes actual and expected

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
risks with customers according to risk appetite and credit policies.
•Corporates and institutions: that meet certain requirements (strong relationships, rating, etc.): Grupo Santander uses simpler pre-classification model with an internal limit. It establishes a reference point in a customer's level of risk based on repayment capacity, overall indebtedness and a pool of banks.
Transactions with large corporates, corporates and institutions above certain limits or with special characteristics could require approval from a senior credit analyst or a committee.
•For individual customers and SMEs with low turnover, Grupo Santander manages large volumes of credit transactions with automatic decision models to classify customers and transactions.
1.5. Scenario analysis
Grupo Santander´s scenario analyses determine the potential risks in its credit portfolios and provide a better understanding of our portfolios' performance under various macroeconomic conditions. They allow us to anticipate management strategies that will avoid future deviations from defined plans and targets. They simulate the impact of alternative scenarios in portfolios’ credit parameters (PD, LGD) and expected credit losses. We compare findings with portfolios’ credit profile indicators to find the right measures for managers to take. Credit risk management of portfolios and SCPs incorporate scenario analyses.
1.6. Monitoring
Regularly monitoring business performance and comparing it to pre-defined plans is key to our management of risk. Grupo Santander's holistic monitoring of customers helps detect impacts on risk performance and credit quality early. Grupo Santander assigns customers a classification with a pre-defined course of action and ad hoc measures to correct any deviations. Monitoring, which considers transaction forecasts and characteristics, in addition to changes in classification, is performed by local and global risk teams supported by the Internal Audit unit and is based on customer segmentation:

•For SCIB, monitoring is initially a function of business managers and risk analysts who maintain direct relationships with customers, manage portfolios and provide Grupo Santander with an up-to-date view of customers’ credit quality to anticipate concerning situations.
•For commercial banking, institutions and SMEs assigned a credit analyst, Grupo Santander tracks customers requiring closer monitoring and review their ratings based on relevant indicators.
•Monitoring of individual customers, businesses and smaller SMEs follows a system of automatic alerts to detect shifts in portfolios’ performance.
Monitoring uses the Santander Customer Assessment Note (SCAN) tool. Grupo Santander fully rolled it out in our subsidiaries in 2019. It helps set individual monitoring levels and frequencies, policies, and actions for customers based on credit quality and particular circumstances.
In addition to monitoring customer credit quality, Grupo Santander defines control procedures to analyse portfolios and performance, as well as any deviations from planning or approved alert levels.
1.7. Recovery and collections management
The Collections & Recoveries area carries out recoveries, which are important to risk management. It defines a global, enterprise-wide management strategy with guidelines and general lines of action for Grupo Santander's subsidiaries based on the economic environment. business model and other local recovery conditions. Recovery management follows regulatory requirements set out in the EBA Guidelines on the management of non-performing and forborne exposures. In addition, Grupo Santander applies specific policies on recovery management that include the principles of the different strategies.
The Collections & Recoveries areas directly manage customers. As sustained value creation is based on effective and efficient collections, digital channels that develop new customer relations are gaining importance. Grupo Santander diverse customer base requires segmentation to manage recoveries appropriately. The highly technological and digital processes Grupo Santander follows help us attend to large groups of customers with similar profiles and products. Grupo Santander's personalized management, however, focuses on customer profiles that require a special manager and approach.
Grupo Santander splits recovery management into four phases: arrears, non-performing loans, write-offs and foreclosed assets. Grupo Santander may uses mechanisms to rapidly reduce assets like sales of foreclosed assets or non-performing loans pool sales. Grupo Santander constantly seeks alternatives to legal action in order to collect debt.
Grupo Santander includes debt instruments as written-off loans (even if they are not past-due) if an individual analysis of the solvency of a transaction and the borrower leads us to believe recovery is remote due to a notorious and unrecoverable impairment. Though this may lead to full or partial cancellation and de-recognition of the gross carrying amount of debt, it does not mean we interrupt negotiations and legal proceedings to recover debt. In countries with high exposure to real estate risk, we have efficient sales management instruments that help maximize recovery and optimize balance sheet stocks.

Annual report 2020	Contents
2. Main aggregates and variations
Following are the main aggregates relating to credit risk from our activities with customers:

Main credit risk performance metrics from activity with customers
December 2020 data
	Credit risk with customers * (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Europe	722,429	722,661	688,810	22,792	23,519	25,287	3.15	3.25	3.67
Spain	221,341	213,668	227,401	13,796	14,824	16,651	6.23	6.94	7.32
SCF	104,032	105,048	97,922	2,455	2,416	2,244	2.36	2.30	2.29
UK	263,671	275,941	252,919	3,202	2,786	2,739	1.21	1.01	1.08
Portugal	40,693	37,978	38,340	1,584	1,834	2,279	3.89	4.83	5.94
Poland	31,578	33,566	30,783	1,496	1,447	1,317	4.74	4.31	4.28
North America	131,611	143,839	125,916	2,938	3,165	3,510	2.23	2.20	2.79
US	99,135	105,792	92,152	2,025	2,331	2,688	2.04	2.20	2.92
SBNA	49,862	56,640	51,049	405	389	450	0.81	0.69	0.88
SC USA	29,050	29,021	26,424	1,529	1,787	2,043	5.26	6.16	7.73
Mexico	32,476	38,047	33,764	913	834	822	2.81	2.19	2.43
South America	129,575	143,428	138,134	5,688	6,972	6,639	4.39	4.86	4.81
Brazil	74,712	88,893	84,212	3,429	4,727	4,418	4.59	5.32	5.25
Chile	42,826	42,000	41,268	2,051	1,947	1,925	4.79	4.64	4.66
Argentina	4,418	5,044	5,631	93	171	179	2.11	3.39	3.17
Santander Global Platform	979	706	340	5	4	4	0.51	0.63	1.21
Corporte Centre	4,862	5,872	4,953	344	138	252	7.08	2.34	5.09
Total Group	989,456	1,016,507	958,153	31,767	33,799	35,692	3.21	3.32	3.73
* Includes gross lending to customers, guarantees and documentary credits.
Key figures by geographic region are described below:
•Europe: the NPL ratio fell 10 bps to 3.15% from 2019 due to a significant reduction in non-performing loans in Spain and Portugal, offsetting the increase observed in the UK.
•North America: the NPL ratio slightly increased 3 bps to 2.23% from 2019, due to the decline in total lending both in Mexico and SBNA, although the ratio declined in Santander US by 16 bps due to good performance in SC USA. In terms of NPL stock, a decrease of 7.2% was observed in the year.
•South America: the NPL ratio decreased by 47 bps to 4.39%. In Brazil and Argentina, they dropped 73 bps and 128 bps respectively from 2019. However, they slightly increased in Chile (+15 bps vs 2019).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Information on the estimation of impairment losses
Estimation of expected credit losses:
The covid-19 health crisis has been unexpected, unpredictable and severe, but it is estimated to be of a temporary nature. Grupo Santander priority in these circumstances has been to look after the health of its employees, customers and shareholders, but also to help reduce the economic impact of the pandemic. This includes trying to offer the best solutions to help customers.
Conceptually, the phases in managing the effects of covid-19 have been:
–Identification of customers or groups affected or potentially affected by the pandemic.
–Early relief of temporary financial difficulties caused by covid-19 through measures promoted by governments, central banks, and financial institutions.
–Monitoring the evolution of customers, to ensure that they continue to be provided with the best solution for their situation, and also to guarantee that their potential impairment is correctly reflected in the risk management and accounting. This point is particularly relevant at the expiry of any moratorium or liquidity support measures to which customers may have availed themselves.
–Monitoring is accompanied by recovery management activities when necessary.
These conceptual phases do not occur sequentially but overlap in time. Additionally, the continuous interaction and coordination between the different subsidiaries is proving to be a fundamental asset in the management of this crisis. The experience obtained in the fight against the health crisis and its financial consequences in our different geographies, and the different speeds at which it has been developing in each of them, allow us to share the best practices identified and to implement in an agile and efficient manner those strategies and concrete actions that have been most successful, always adapted to the local reality of each market.
Measures to support the economy
In accordance with the comments made earlier regarding the relief of our clients' temporary financial difficulties caused by the pandemic, Grupo Santander has adopted measures to foster the economic resilience of our clients during the crisis in all regions. The most outstanding of these include the following:
–Providing liquidity and credit facilities to companies facing difficulties.
–Facilitate grace periods or moratoriums in many of their markets.
–Optional, temporary increase of the limit on credit cards and overdrafts.
–Support customers with potential difficulties (elderly, SMEs, etc.) by being proactive and trying to cover their needs.
–Temporary reduction or suspension of commissions (when withdrawing money from ATMs, on interest-free online purchases, on bank transfers...).
–Guaranteeing covid-19 coverage in health insurance.
–Advising clients in financial difficulties through specialised teams.
Regarding the covid-19 pandemic, Grupo Santander has implemented measures in all its subsidiaries to provide liquidity and credit facilities, as well as to facilitate payment deferrals for people and businesses facing hardship.
In relation to the specific liquidity measures, shortages or moratoriums, a series of support programmes have been implemented in accordance with the guidelines set by regulatory and supervisory authorities, as well as by governments, central banks and supranational entities. The main objective is to mitigate the temporary impact on the activity of customers. The absence of appropriate measures and their adequate prudential and accounting treatment could worsen the economic consequences of the crisis, generating procyclical effects that would lengthen its duration and impact.
The different measures offered can be grouped into the following categories:
–Government liquidity measures: Generally speaking, these are lending facilities provided by the bank to legal entities, which have government guarantees on a specific percentage of the exposure generated in the event of default. Examples of this type of measure include ICO (Instituto de Crédito Oficial) loans in Spain or the Paycheck Protection Program (PPP) in the United States.
–Government moratorium measures: In this case, the government authorities define a series of requirements, which, in the event that they are met by the beneficiary, involve the granting of moratoriums by the bank on the payment of capital and/or interest on the various credit operations that customers may have contracted. The general expiration of the moratorium measures is short term. Some governments and institutions have re-extended the terms of the initial moratoriums, especially those that were launched in the very short term in the initial phase, with less visibility of the potential duration of the crisis, but re-extensions are also being short term.
The specific characteristics of these programs vary depending on how they are defined by the national governments of the countries in which Grupo Santander operates. The criteria used to grant these loans also depend on the requirements established by the authorities of each country in accordance with the legislation in force in each case.
–Internal/sectoral moratorium measures: This is, broadly speaking, the granting of moratoriums by the bank on the payment of capital and/or interest on the various credit operations that customers may have contracted. In this case, the specific characteristics of these measures, in terms of terms, amounts, etc., vary

Annual report 2020	Contents
according to each geography, product or customer segment in order to adapt them as best as possible to the reality of the local market and its regulation, as well as to the needs of the customer and the product contracted. In many cases, the general conditions of application have been agreed on a sectoral basis, for example through the national banking associations.
–Other internal measures: This category includes all those measures not included in the previous sections.
As regards the moratorium measures granted, it should be noted, as detailed below, that the amount amounted to EUR 112,000 million. Of these, around 63% corresponded to residential mortgages, mainly in the UK where the portfolio has a low average loan to value (<50%). The moratoriums granted on consumer loans (EUR 20bn; 18% of total) are mainly car loans . The granting of new moratoriums has slowed down in the second half of the year.
The 79% of total moratoriums (EUR 89,000 million) have already expired by the end of December 2020, showing a good performance, with only 3% of them classified as stage 3 in accordance with IFRS 9.
Estimation of expected loss
In the context described in the previous sections, many regulators and supervisors have highlighted the uncertainties surrounding the economic impacts of the health crisis. This is also evident in the frequent updates of macroeconomic forecasts, with different perspectives and views on the depth and duration of the crisis. Thus, the guidance (including IASB, ESMA, EBA and ECB) does not set a mechanistic approach to estimating expected credit losses under IFRS 9, in order to prevent this variability in economic conditions from translating into volatility in results, with its potential pro-cyclical effects on the economy.
Thus, Grupo Santander analyses losses under IFRS 9 on the basis of three types of elements:
1.Continuous monitoring of customers
Monitoring the credit quality of customers may be more complex in the current circumstances, in the absence of certain contractual payments on transactions subject to a moratorium, however, the total amount of loans still subject to these measures has been significantly reduced during the year. This amount was around EUR 23,000 million at the end of December 2020, of which approximately 78% is secured. For such monitoring, and in addition to the application of internal customer monitoring policies, all available information should be used. The availability of information and its relevance is different in the various portfolios of the different countries in which Grupo Santander operates, but it may include, but is not limited to the following:
–The payment of interest in the case of principal-only shortfalls.
–The payment of other operations of the same client in the institution (not subject to moratorium).
–Information on payment of loans in other entities (through credit bureaus).
–Customer financial information: average balances in current accounts, availability/use of limits, etc.
–Available behavioural elements (variables that feed the behavioural scores, etc.).
–Information gathered from customer contacts (surveys, calls, questionnaires, etc.). This may include: customers who have taken up furlough programs, direct government aid, etc.
2. Forward-looking vision
As reflected by the IASB, macroeconomic uncertainty makes the usual application of IFRS 9 expected loss calculation models difficult but does not exempt the incorporation of the prospective feature of the standard. To this end, the European Central Bank has recommended the use of a stable, long-term view (long-run) of the macroeconomic forecasts, which takes into account in the assessment the multiple support measures explained above.
3. Additional elements
Additional elements will be required when necessary because they have not been captured under the two previous elements. This includes, among others, the analysis of sectors most affected by the pandemic if their impacts are not sufficiently captured by the macroeconomic scenarios. Also collective analysis techniques, when the potential impairment in a group of clients cannot be identified individually.
With the elements indicated above, Grupo Santander evaluates in each of the geographical areas the evolution of the credit quality of its customers, for the purposes of their classification in Grupo Santander financial statements.
In terms of classification, Grupo Santander has generally maintained the criteria and thresholds for classification during the pandemic, incorporating the regulatory interpretations of the effect of moratoria on classification (in particular, the European Banking Authority's 'Guidelines on legislative and non-legislative moratoria on loan repayments applied in covid-19 crisis'). In this way, moratoriums that meet the specifications of these guidelines are not considered as automatic indicators for identifying these contractual changes as forbearances or classifying them in stage 2. However, this does not exempt the rigorous application of IFRS 9 in the monitoring of customer credit quality and, using individual or collective analysis techniques, the timely detection of significant increases in risk in certain transactions or groups of transactions.
Sound and accurate assessment of SICR has been one of the key areas of focus of the Group to identify and record any material increase in credit risk at an early stage. With that purpose, the SICR framework has not been relaxed due to covid-19 crisis. Not relying solely on conventional qualitative and quantitative triggers (e.g. days past due as a trigger), the determination of SICR has also been strengthened through collective assessments. This was done with the aim to responsibly anticipate the expected additional deterioration inherent to specific sector and client clusters, whose credit risk deemed to have increased, without the need to identify which individual client has suffered a SICR, avoiding “wait and see” approaches and ensuring that risks are adequately assessed,

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
classified and measured in the balance sheet. Different assessments have been carried out for this purpose: (i) Top-down Unlikeliness to Pay analysis; (ii) Identification of high risk segments or vulnerable sectors; (iii) Stress on payment holidays; (iv) Surveys on payment capacity and (v) Stress of roll rates based on past delinquency indicators.
Regarding moratoria measures, a rigorous identification and regular monitoring of customer credit quality and payment behavior have been performed and through specific individual or collective assessment, the timely detection of SICR have been assured.
Grupo Santander, within its governance processes, deployed guidelines across all our subsidiaries to assure a coherent and homogeneous criteria and governance to manage the new treatment and specific impacts on provisions derived from the pandemic. Directions were provided regarding the calculation of the macroeconomic impact of the crisis through an overlay and potential collective assessments, considering incurred deterioration, as result of the covid-19 contingency. These documents also include monitoring guide in order to ensure the adequacy of the overlay and to anticipate any update if required.
Details of the exposure by stage can be found in Notes 6, 7, 10, as well as in this note of these consolidated annual accounts. These Notes shows the levels of provisions for the year, which amount to EUR 12,173 million, including the provisions to cover the impact to date on expected losses resulting from the pandemic.
Grupo Santander estimates the impairment losses by calculating the expected loss at 12 months or for the entire life of the transaction, based on the stage in which each financial asset is classified in accordance with IFRS 9.
Then, considering the most relevant units of the Group (United Kingdom, Spain, United States, Brazil, also Chile, Mexico, Portugal, Poland, Argentina and Santander Consumer Finance), which represent approximately 96% of the total Group's provisions. The table below shows the impairment losses associated with each stage as of 31 December 2020, 2019 and 2018.
In addition, depending on the transactions credit quality, the exposure is divided into three categories according to Standard and Poor's ratings:

Exposure and impairment losses by stage
EUR million
	2020
Credit quality **	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	489,518	9,124	—	498,642
From BB- to CCC	276,516	55,838	—	332,354
Default	—	—	30,436	30,436
Total exposure **	766,034	64,962	30,436	861,432
Impairment losses***	4,458	5,461	13,503	23,422
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees,technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2019
Credit quality **	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	552,763	5,532	—	558,295
From BB- to CCC	306,880	47,365	—	354,245
Default	—	—	31,363	31,363
Total exposure **	859,643	52,897	31,363	943,903
Impairment losses***	3,980	4,311	13,276	21,567
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees,technical guarantees and letters of credit), (including temporary asset acquisitions).+ loan commitments granted.
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit quality **	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	685,507	7,176	—	692,683
From BB- to CCC	222,495	47,439	—	269,935
Default	—	—	30,795	30,795
Total exposure **	908,002	54,616	30,795	993,412
Impairment losses	3,823	4,644	12,504	20,970
*    Detail of credit quality ratings calculated for Group management purposes.
**    Amortised cost assets + loans and advances + loan commitments granted.

Annual report 2020	Contents
The remaining units that form the totality of the Group exposure, contributed EUR 98,121 million in stage 1, EUR 3,613 million in stage 2, and EUR 1,322 in stage 3 (In 2019 EUR 38,174 million in stage 1, EUR 442 million in stage 2, and EUR 1,056 million in stage 3 and in 2018 EUR 151,906 million in stage 1, EUR 700 million in stage 2, and EUR 1,743 million in stage 3), and impairment losses of EUR 180 million in stage 1, EUR 393 million for stage 2, and EUR 277 million in stage 3 (In 2019 EUR 264 million, EUR 306 million and EUR 91 and in 2018 EUR 152 million, EUR 163 million and EUR 1,145 million in stage 1, stage 2 and stage 3, respectively).
The rest of the exposure, including all financial instruments not included before, amounts to EUR 478,093 (EUR 507,479 million in 2019), as this includes all undrawn authorized lines (loan commitments). In 2018, the rest of the exposure amounted to EUR 242,867 million, due to the fact that the undrawn authorized lines were included in the "Total Risk" reported in the previous tables. The reporting criterion was updated in 2019 with regards to the undrawn authorized lines in order to align the exposure figures reported in this section to the rest of the report.
As of 31 December 2020, the Group had EUR 497 million net of provisions (EUR 706 million and EUR 757 million at 31 December 2019 and 2018, respectively) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.
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
The establishment of judgements and criteria thresholds used by the Group are based on a series of principles, and develop a set of techniques. The principles are as follows:
•Universality: all financial instruments subject to a credit rating must be assessed for their possible Significant Increment Credit Risk (SICR).
•Proportionality: the definition of the SICR must take into account the particularities of each portfolio.
•Materiality: its implementation must be also consistent with the relevance of each portfolio so as not to inclur in unnecessary costs or efforts.
•Holistic vision: the approach selected must be a combination of the most relevant credit risk aspects (e.g. quantitative and qualitative).
•Application of IFRS 9: the approach must take into consideration IFRS 9 characteristics, focusing on a comparison with credit risk at initial recognition, as well as considering forward-looking information.
•Risk management integration: the criteria must be consistent with those metrics considered in the day-to-day risk management.
•Documentation: Appropriate documentation must be prepared.
The techniques are summarised below:
•Stability of stage 2: in the absence of significant changes in the portfolios credit quality, the volume of assets in stage 2 should maintain a certain stability as a whole.
•Economic reasonableness: at transaction level, stage 2 is expected to be a transitional rating for exposures that could eventually move to a deteriorating credit status at some point or stage 3, as well as for exposures that have suffered credit deterioration and whose credit quality is improving. .
•Predictive power: it is expected that the SICR definition avoids, as fas as possible, direct migrations from stage 1 to stage 3 without having been previously classified in stage 2.
•Time in stage 2: it is expected that the exposures do not remain categorized as stage 2 for an excessive time.
The application of the aforementioned techniques, conclude in the setting of one or several thresholds for each portfolio in each geography. Likewise, these thresholds are subject to a regular review by means of calibration tests, which may entail updating the thresholds types or their values.
Covid-19 credit risk management and customer support programmes
In the context of the general response of Santander to the covid-19 pandemic, and specifically with the purpose to help the customers from the credit perspective and foster their economic resilience during the crisis, Grupo Santander implemented several actions in addition to those listed above, the following:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
• The severity of the pandemic's effects was significantly different depending on the economic sector. Consequently, Santander launched a process to identify those that could be more affected in order to focus credit risk management on them.
• Due to the covid-19 crisis, great focus was placed on collections & recoveries readiness across Grupo Santander to deal with the impact expected on its portfolios once the support measures granted have expired.
At 31 December 2020, Grupo Santander had granted payment moratoria to 4.8 million customers for an overall amount of EUR 112,000 million, which represents 12% of the lending portfolio.
The payment moratoria distribution by business line can be observed in the following table:

	Clients (Million)	Total amount (EUR million)	% Lending portfolio
	Of which government programmes	Of which government programmes
Mortgages	0.7	69,938	22%
	0.5	56,936
Consumer	3.9	19,951	9%
	1.0	4,060
SME & Corporates	0.2	21,948	7%
	0.1	9,182
Total	4.8	111,837	12%
	1.6	70,178
At the end of 2020, 79% of total moratoria granted by the Group had expired and only 3% of the total was classified in stage 3.
The following table shows the distribution by business line:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	89,889	543,321	72,662
Mortgages	69,938	312,949	55,020
Consumer	19,951	230,372	17,642
SME & corporates	21,948	336,489	15,847
Total*	111,837	879,810	88,509
* Total portfolio includes segmented exposure and excludes off-balance
Over 60% of the outstanding loans under moratoria are mortgages.
Total loans granted under government liquidity programmes amounted to EUR 38,314 million, with an average government guarantee coverage of 81%.
Covid-19 overlay quantification
Numerous international organizations and supervisors have underlined the importance of responsibly adapting and applying the accounting and prudential policies to the containment measures put in place to combat the effects of the covid-19 health crisis, which are of a temporary and exceptional nature.
Some policies disclosed by supervisors include the Bank of England measures to respond to the economic shock from Covid-19; EBA's Statement on the application of the prudential framework regarding Default, Forbearance and IFRS9 in light of Covid-19 measures; and the Federal Reserve's SR 20-4 / CA 20-3 - Supervisory Practices Regarding Financial Institutions Affected by Coronavirus.
In light of these statements, we accounted for deviations in local books based on stable long-term macroeconomic forecasts with a post model adjustment and a collective and/or individual assessment to reflect reality and recognize expected credit losses on assets deemed subject to a significant increase in credit risk, without the need to identify individual financial instruments.
The overlay was considered as the best option to recognize the increase in expected loss, as a mechanistic application of the Expected Credit Loss (ECL) methodology, which in the current context may have led to unpredictable results. The additional provisions associated to different macroeconomic scenarios were calculated using internal models; however an overlay over the monthly IFRS 9 calculation was considered, in order to enhance the oversight and control of the ECL estimation accuracy.
In addition, the aforementioned scenarios considered to support the overlay calculation were based on a long-run approach, following the indications of numerous international organizations and supervisors.
Amid maximum uncertainty, this long-term approach is to avoid volatility in provisions as a result of the sharp economic downturn, on account of the exceptional nature of the overlay and the battery of support economic measures taken by central banks and governments.
In this regard, at the end of 2020, the Group has recorded an additional provision for impairment of financial assets at amortized cost the allowance for credit losses of EUR 3,105 million due to the effect of the covid-19 pandemic (EUR 622 million in stage 1, EUR 1,663 million in stage 2 and EUR 820 million in stage 3).

Annual report 2020	Contents
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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
3.1. United Kingdom
Credit risk with customers in the UK (including Santander Consumer UK) decreased by 4.4% (+0.9% in local currency) year-on-year to EUR 263,671 million. Mortgage lending and loans to SME, supported by government-backed covid-19 measures were the key drivers of this YoY increase. UK portfolio accounts for 27% of Santander's loan portfolio.
More than 320,000 customers (not including SCF UK) benefited from payment holidays, in line with the guidance issued by the Financial Conduct Authority (FCA). Customers applied for this facility generally for a three-month period, with the option of extending it for a further three months, if needed.
The NPL ratio increased in 2020, to 1.21% (+20 bps vs year-end 2019), driven by adjustments made in the corporate and commercial banking segment to account for covid-19.
Mortgage portfolio
Because of its size, we closely monitor Santander UK’s mortgage portfolio for the entity itself and Grupo Santander. As of December 2020, it amounted to EUR 189,076 million, growing by +2.7% in local currency. It consists of first lien residential mortgages (no mortgages involve second or successive liens on properties).
Mortgage lending growth was resilient after the market reopened in May. In the third quarter, the mortgage market was particularly active, due to pent up demand from the covid-19 lockdown and the temporary reduced stamp duty rates, which have led to improved new mortgage pricing.
In accordance with Grupo Santander's risk management principles, all properties are appraised independently before new mortgages are approved. Property values used as collateral for granted mortgages are updated quarterly by an independent agency with an automatic appraisal system in line with market practices and legislation.
Geographically, credit exposures are predominantly in the South East of the UK and the London metropolitan area.
Information on the estimation of impairment losses
The detail of Santander's UK exposure and impairment losses associated with each of the stages at 31 December, 2020, 2019 and 2018, is shown below.
In addition, depending on the current operations credit quality, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses by stage
EUR million
	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	184,065	2,227	—	186,292
From BB- to CCC	34,965	16,814	—	51,779
Default	—	—	3,229	3,229
Total exposure **	219,030	19,041	3,229	241,300
Impairment losses***	223	557	668	1,448
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to Customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).

Exposure and impairment losses by stage
EUR million
	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	238,985	2,032	—	241,017
From BB- to CCC	40,281	12,543	—	52,824
Default	—	—	2,821	2,821
Total exposure **	279,266	14,575	2,821	296,662
Impairment losses***	117	470	588	1,175
*     Detail of credit quality ratings calculated for Group management purposes.
**     Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions and undrawn exposure) + loan commitments granted.
***     Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	225,929	1,900	—	227,829
From BB- to CCC	34,655	11,514	—	46,169
Default	—	—	2,795	2,795
Total exposure **	260,584	13,415	2,795	276,793
Impairment losses	224	335	335	894
*    Detail of credit quality ratings calculated for Group management purposes.
**    Amortised cost assets + loans and advances + loan commitments granted.

Annual report 2020	Contents
The Government support measures taken in the United Kingdom in response to the covid-19 pandemic are detailed below:
•The moratoriums granted initially had a term of 3 months.
•In June the majority of the moratoriums started to expire and between June and July there were extensions of another 3 months worth some 11 billion euros so that from August onwards almost all that remained in force were extensions.
•The government approved in October that moratoriums could continue to be applied for until March 31, 2021, as long as a client had not already exceeded 6 months of moratoriums in total.
•The moratoriums granted entailed a deferral of principal and interest.
At 31 December 2020, moratoriums had been granted to 323,265 customers, for a total amount of EUR 43,944 million, equivalent to 19.05% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	41,626	194,783	38,850
Mortgages	41,274	188,255	38,544
Consumer	352	6,528	306
SME & corporates	2,318	28,918	2,253
Total*	43,944	223,701	41,103
* Total portfolio includes segmented exposure and excludes off-balance
Of the total moratoriums expired at December 31, 2020, EUR 34,365 million were classified in stage 1, EUR 6,052 million in stage 2 and EUR 686 million in stage 3.
At the end of 2020, 93.54% of total moratoria granted by the Group had expired and only 1.67% of those was classified in stage 3.
Total loans granted under government liquidity programmes amounted to EUR 5,515 million, at 31 December 2020. The UK represents 13% of the total exposure in Bounce Back Loans (BBLS) that are 100% covered by the government's guarantee scheme.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment credit losses, mainly EUR 505 million corresponds to the overlay calculated as of December 31, 2020 (EUR 17 million in stage 1, EUR 275 million in stage 2 and EUR 213 million in stage 3).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers five macroeconomic scenarios, which are updated periodically. The evolution forecasted in 2020 for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2021 - 2025
Variables	Pessimistic scenario 3	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1
Interest rate	-0.10%	2.10%	0.26%	0.26%	1.20%
Unemployment rate	8.42%	7.20%	5.98%	6.04%	4.79%
Housing price change	0.86%	0.89%	1.00%	1.14%	1.08%
GDP growth	0.28%	1.79%	1.71%	3.62%	3.07%
The five-year projected development generated in 2019 to estimate the expected loss is shown below:

	2020 - 2024
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1	Optimistic scenario 2
Interest rate	2.60%	1.80%	0.85%	1.75%	1.90%
Unemployment rate	7.29%	5.08%	4.03%	3.14%	2.57%
Housing price change	-0.07%	-0.01%	0.02%	0.04%	0.06%
GDP growth	0.01%	0.01%	0.02%	0.02%	0.03%
Each of the macroeconomic scenarios is associated with a given probability of occurrence. In terms of allocation, Santander UK associates the highest weighting to the base scenario, while it associates the lowest weightings to the most extreme or severe scenarios. In addition, at 31 December 2020, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

	2020	2019	2018
Pessimistic scenario 3	10%	0%	0%
Pessimistic scenario 2	25%	15%	10%
Pessimistic scenario 1	15%	30%	30%
Base scenario	45%	40%	40%
Optimistic scenario 1	5%	10%	15%
Optimistic scenario 2	—%	5%	5%
In the case of Santander UK, the additional provisions for covid-19 were calculated using the own model.
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in provision
	Mortgages	Corporates
GDP Growth
-100 bp	15.31%	7.48%
100 bp	-2.06%	-9.59%
Housing price change
-100 bp	15.84%	10.16%
100 bp	-2.72%	-9.88%
Unemployment rate
-100 bp	-5.79%	-9.64%
100 bp	28.93%	10.02%
With regards to the determination of classification in stage 2, the quantitative criteria applied by Santander UK are based on identifying whether any increase in PD for the expected life of the transaction is greater than both an absolute and a relative threshold (the PD used in that assessment are adjusted to the transaction's remaining term and also annualised in order to facilitate that the thresholds defined cover the whole range of the transactions maturity dates). The relative threshold established is common to all portfolios and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction increases by 100% with respect to the PD at the time of initial recognition. The absolute threshold, on the other hand, is different for each portfolio depending on the characteristics of the transactions, ranging between 360 bp and 30 bp.

Annual report 2020	Contents
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
3.2. Spain
Portfolio overview
Santander España’s credit risk totalled EUR 221,341 million (22% of Grupo Santander’s total). It is appropriately diversified in terms of products and customer segments.
In a backdrop of lower economic and credit growth, with a significant deterioration in macroeconomic figures after the covid-19 lockdown from March to May, new lending to consumers, SMEs and corporates increased, helped by Instituto de Crédito Oficial (ICO) financing lines and other liquidity programmes. Total credit risk increased by +3.6% compared to December 2019, including ICO loans by EUR 25.510 million.
The total portfolio’s NPL ratio was 6.23%, 71 bp less than in December 2019, Fewer defaults reduced the ratio by 48 bp, due to overall better performance driven by customer support programmes, the cure of several restructured debts and portfolio sales. Additionally, this positive effect was helped by the aforementioned growth in the loan portfolio, which decreased the ratio by 21 bps.
Additional provisions related to covid-19 increased the coverage rate to 47% (+6 p.p. vs. December 2019). Moreover, NPL reduction was mostly with loans with higher expected loss.
Cost of credit reflects the higher provisions due to the pandemic.
Information on the estimation of impairment losses
The detail of Santander Spain exposure and impairment losses associated with each of the stages at 31 December, 2020, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses per stage
EUR million
	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	146,992	1,517	—	148,509
From BB- to CCC	40,630	11,541	—	52,171
Default	—	—	13,762	13,762
Total exposure **	187,622	13,058	13,762	214,442
Impairment losses***	479	732	5,277	6,488
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to Customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses per stage
EUR million
	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	139,673	1,315	—	140,988
From BB- to CCC	42,603	9,115	—	51,718
Default	—	—	14,587	14,587
Total exposure **	182,276	10,430	14,587	207,293
Impairment losses***	296	503	5,195	5,994
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to Customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses per stage
EUR million
	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	171,266	289	—	171,555
From BB- to CCC	25,108	12,603	—	37,711
Default	—	—	14,941	14,941
Total exposure **	196,374	12,892	14,941	224,207
Impairment losses	366	768	5,565	6,699

*    Detail of credit quality calculated for the purposes of Grupo Santander’s management
**    Amortised cost assets + loans and advances + loan commitments granted.
The remaining legal entities to reach the entire portfolio in Spain contribute another EUR 5,693 million, EUR 445 million and EUR 237 million of exposure in 2019 and, EUR 125,544, EUR 66 and EUR 1,657 million in 2018 of exposure in stage 1, stage 2 and stage 3 respectively, and impairment losses in the amount of EUR 55 million, EUR 41 million and EUR 8 million in 2019 and EUR 132 million, EUR 48 million and EUR 957 million in 2018, in stage 1, stage 2 and stage 3, respectively.
The real estate unit in Spain (UAI) was consolidated within Santander Spain in 2019, (this process was completed in

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
2020). Consequently, unlike in 2019 and 2018, in 2020 the perimeter is aligned.
The Government support measures taken in Spain in response to the covid-19 pandemic are detailed below:
•Moratoriums on mortgages were granted with moratoriums of up to 12 months, 25% of which were legislative moratoriums of 3 months, some of which were extended in the last quarter of the year.
•The legal moratoriums granted entailed a deferral of principal and interest, unlike the sectoral moratoriums which only involved a deferral for principal.
•In the consumer portfolio, moratoriums of up to 6 months were granted.
At 31 December 2020, moratoriums had been granted to 248,336 customers, for a total amount of EUR 9,438 million, equivalent to 4.70% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	9,267	71,577	2,476
Mortgages	7,828	43,919	1,346
Consumer	1,439	17,658	1,130
SME & corporates	171	126,568	12
Total*	9,438	198,145	2,488
* Total portfolio includes segmented exposure and excludes off-balance
Of the total moratoriums expired at 31 December 2020, EUR 1,921 million were classified in stage 1, EUR 374 million in stage 2 and EUR 193 million in stage 3.
At the end of 2020, 26.36% of total moratoria granted by the Group had expired and only 7.74% of these was classified in stage 3.
Total loans granted under government liquidity programmes amounted to EUR 25,510 million. Spain represents 67% of the Group's total exposure to government liquidity programs. It has the longest maturities (in both the SME and corporate segments) due to the nature of these legislative programs.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment credit losses, EUR 466 million corresponds to the overlay calculated as of December 31, 2020 (EUR 37 million in stage 1, EUR 261 million in stage 2 and EUR 168 million in stage 3).

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three macroeconomic scenarios, which are updated periodically. The projected evolution for a period of five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses is presented below:

	2020 - 2024
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	-0.12%	-0.12%	0.80%
Unemployment rate	13.71%	11.65%	9.59%
Housing price change	-0.26%	1.62%	3.22%
GDP growth	0.77%	1.61%	2.34%
In the case of Santander Spain, the previously projected macroeconomic scenarios up to 2024 have been complemented with an additional scenario, the 'long-run' scenario, as indicated below.
Each macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

	2020	2019	2018
Pessimistic scenario	30%	30%	30%
Base scenario	40%	40%	40%
Optimistic scenario	30%	30%	30%
Regarding the the long-run scenario used to calculate the post-model adjustment, the projected evolution of the main macroeconomic indicators for a period of five years is shown below:

Variables	Long-run scenario
Interest rate	-0.29%
Unemployment rate	14.35%
Housing price change	1.20%
GDP growth	0.79%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in provision
	Mortgages	Corporate	Rest
GDP Growth
-100 bp	6.24%	8.17%	8.63%
100 bp	-2.63%	-4.50%	-5.48%
Housing price change
-100 bp	1.42%	8.14%	7.73%
100 bp	-1.12%	-3.12%	-3.74%

Annual report 2020	Contents
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
In the case of non-retail portfolios, Santander Spain uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting absolute thresholds for the different rating bands that depend on each portfolio characteristics. A SICR implies changes in the rating value between 0.1 and 4, depending on the portfolio and the estimated sensitivity (from lower to higher credit quality, the rating range goes from 1 to 9.3).
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

Residential mortgage portfolio
Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 59,605 million in 2020 (EUR 62,236 million and EUR 63,290 million in 2019 and 2018,respectively), 99.35% of which have a mortgage guarantee (99.51% and 99.14% in 2019 and 2018, respectively).

	2020
EUR million	Gross amount	Of which, non - performing
Home purchase loans to families	59,605	1,850
Without mortgage guarantee	387	75
With mortgage guarantee	59,218	1,775

	2019
EUR million	Gross amount	Of which, non - performing
Home purchase loans to families	62,236	2,649
Without mortgage guarantee	306	14
With mortgage guarantee	61,930	2,635

	2018
EUR million	Gross amount	Of which, non - performing
Home purchase loans to families	63,290	2,493
Without mortgage guarantee	545	54
With mortgage guarantee	62,745	2,439
The mortgage portfolio for the acquisition of homes in Spain is characterised by its medium-low risk profile, which limits expectations of any potential additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common so the average life of the transaction is well below that of the contract.
•High quality of collateral, concentrated almost exclusively in financing for first homes.
•The average affordability rate stood at 27% (26% and 28% in 2019 and 2018, respectively).
•The 86% of the portfolio has a LTV below 80% calculated as total risk/latest available house appraisal.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value):

	2020
	Loan to value ratio
EUR million	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	15,570	18,028	17,585	5,205	2,830	59,218
Of which, watchlist /non-performing	170	222	318	305	760	1,775
Businesses portfolio
Credit risk with SME and corporates amounted to EUR 149,646 million. Accounting for 68% of total credit risk, this is Santander Spain's main lending segment. Most of the portfolio corresponds to customers with an assigned credit analyst to monitor their loans throughout the risk cycle.
The portfolio is highly diversified and not concentrated in any sector.
The portfolio’s NPL ratio stood at 7.04% in December 2020. Even though total risk decreased, the NPL ratio fell by 21 bp compared to December 2019 owning to better performance driven by customer support programmes, the cure of several restructured exposures in corporates and portfolio sales. 2020 growth was mainly focused in liquidity support programs (ICO).
Real estate activity
The Real Estate Unit in Spain (UAI) was consolidated within Santander Spain in 2019, (this process was completed in 2020). The part of the portfolio resulting from the past financial crisis and the new business that is identified as viable should be differentiated. In both cases, Santander has specialized teams that are not only part of the Risk function but that supplement the management of this exposure and cover the whole life-cycle of these transactions: commercial management, legal treatment and eventually, collections and recoveries.
In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

EUR million
	2020	2019	2018
Balance at beginning of year	2,939	4,812	6,472
Foreclosed assets	(6)	(29)	(100)
Reductions*	(24)	(1,685)	(1,267)
Written-off assets	(38)	(159)	(293)
Balance at end of year	2,871	2,939	4,812
*    Includes portfolio sales, cash recoveries and third-party subrogations and new production.
The NPL ratio of this portfolio ended the year at 6.13% (compared with 9.73% and 27.58% at December 2019 and 2018, respectively) due to the decrease of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 32.95% (35.31% and 35.27% in 2019 and 2018, respectively).

	2020
EUR million	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,871	397	70
Of which, watchlist/ non-performing	176	20	58
Memorandum items written-off assets	924

Memorandum items: Data from the public consolidated balance sheet
EUR million	2020
Carrying amount
Total loans and advances to customers excluding the Public sector (business in Spain) (Book value)	237,165
Total consolidated assets (Total business) (Book value)	1,508,250
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,591

Annual report 2020	Contents
At year-end, the concentration of this portfolio was as follows:

Loans: gross amount
EUR million	2020
1. Without mortgage guarantee	164
2. With mortgage guarantee	2,707
2.1 Completed buildings	1,454
2.1.1 Residential	844
2.1.2 Other	610
2.2 Buildings and other constructions under construction	1,185
2.2.1 Residential	1,124
2.2.2 Other	61
2.3 Land	68
2.3.1 Developed consolidated land	44
2.3.2 Other land	24
Total	2,871
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
•Support of financing of government-subsidised housing, with accredited sales percentages.
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
Foreclosed properties
At 31 December 2020, the net balance of these assets amounted to EUR 3,962 million (gross amount: EUR 7,937 million; recognised allowance: EUR 3,975 million, of which EUR 2,834 million related to impairment after the foreclosure date).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2020:

	2020
EUR million	Gross carrying amount	Valuation adjustments	Of which impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	6,810	3,568	2,563	3,242
Of which:
Completed buildings	2,140	846	644	1,294
Residential	527	171	130	356
Other	1,613	675	514	938
Buildings under construction	178	70	36	108
Residential	178	70	36	108
Other	—	—	—	—
Land	4,492	2,652	1,883	1,840
Developed land	1,656	888	559	768
Other land	2,836	1,764	1,324	1,072
Property assets from home purchase mortgage loans to households	892	305	200	587
Other foreclosed property assets	235	102	71	133
Total property assets	7,937	3,975	2,834	3,962
In addition, the Group has shareholdings in entities holding foreclosed assets amounting to EUR 961 million (mainly Project Quasar Investment 2017, S.L.), and equity instruments foreclosed or received in payment of debts amounting to EUR 66 million.
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

Annual report 2020	Contents
The gross movement in foreclosed properties were as follows (EUR billion):

	EUR billion
	2020	2019	2018
Gross additions	0.5	0.7	0.8
Disposals	(0.9)	(2.7)	(1.8)
Difference	(0.4)	(2.0)	(1.0)
3.3. United States
Santander US’s credit risk increased to EUR 99,135 million by the end of 2020. It represents 10% of Grupo Santander's total credit risk and includes these subsidiaries:
Santander Bank National Association (SBNA)
Santander Bank N.A.’s business is mainly retail and commercial banking. It accounts for 84% of Santander US's total credit risk, of which 39% is with individuals and approximately 61% with corporates. Its primary goals include increasing the SCIB business (16% of the portfolio) by enhancing customer experience and growing core customers and deposits through digital, branch and commercial transformation initiatives; leveraging its deposit base to support its commercial real estate businesses; and strengthening its auto finance partnership.
The 12% decrease in lending in 2020 affected all segments. Minus the exchange rate effect, the drop was lower, standing at 4%.
The NPL ratio increased to 0.81% (12 bp in the year) as of December 2020 and credit increased to 0.85% due to provisions stemming from the covid-19 pandemic.
Information on the estimation of impairment losses
The detail of Santander Bank, National Association exposure and impairment losses associated with each of the stages at 31 December, 2020, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses by stage
EUR million
	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	18,105	1,778	—	19,883
From BB- to CCC	24,380	2,977	—	27,357
Default	—	—	403	403
Total exposure**	42,485	4,755	403	47,643
Impairment losses***	344	316	42	702
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) +off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions). Excludes portfolio not segmented by rating (0.9%)
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	27,078	763	—	27,841
From BB- to CCC	32,273	3,964	—	36,237
Default	—	—	419	419
Total exposure**	59,351	4,727	419	64,497
Impairment losses***	265	208	71	544
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) +off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions and undrawn exposures) + loan commitments granted.
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	5,149	—	—	5,149
From BB- to CCC	60,391	3,784	—	64,175
Default	—	—	448	448
Total exposure**	65,540	3,784	448	69,772
Impairment losses	233	204	105	542
*    Detail of credit quality ratings calculated for Group management purposes.
**    Amortised cost assets + loans and advances + loan commitments granted.
The Government support measures taken in the United States in response to the covid-19 pandemic are detailed below:
•There were no legislative moratoriums, all were sectoral. Mortgage moratoriums were granted for up to 12 months, while consumer moratoriums were granted for 1-3 months.
•Once the latter expired, a new round of moratoriums of 1-3 months was granted.
•The moratoriums granted entailed a deferral of principal and interest.
As of 31 December 2020, SBNA had granted moratoriums to 39,235 customers, for a total amount of EUR 5,333 million, equivalent to 11.09% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	1,618	16,332	1,369
Mortgages	850	7,466	677
Consumer	768	8,866	692
SME & corporates	3,715	29,411	3,428
Total*	5,333	45,743	4,797
* Total portfolio includes segmented exposure and excludes off-balance.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Of the total moratoriums expired at December 31, 2020, EUR 2,980 million were classified in stage 1, EUR 1,694 million in stage 2 and EUR 123 million in stage 3.
At the end of 2020, 89.96% of total moratoria granted by the Group had expired and only 2.56% of these was classified in stage 3.
Total loans granted under government liquidity programmes in SBNA amounted to EUR 967 million.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment credit losses, EUR 220 million corresponds to the overlay calculated as of December 31, 2020 (EUR 175 million in stage 1, EUR 30 million in stage 2 and EUR 15 million in stage 3).
For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers four macroeconomic scenarios, which are updated periodically. The evolution projected in 2020 for a period of five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

		2021 - 2025
Variables	Unfavourable scenario 2	Unfavourable scenario 1	Base scenario	Favourable scenario
Interest rate (annual averaged)	0.78%	0.27%	0.63%	0.99%
Unemployment rate	5.83%	7.34%	5.21%	4.36%
House price change	2.67%	2.17%	3.40%	3.79%
GDP growth	3.05%	2.76%	2.60%	3.40%
The five-year projected development generated in 2019 to estimate the expected loss is shown below:

	2020 - 2024
Variables	Unfavourable scenario 2	Unfavourable scenario 1	Base scenario	Favourable scenario
Interest rate (annual averaged)	1.06%	2.22%	2.29%	2.70%
Unemployment rate	7.71%	2.68%	-0.87%	-2.10%
House price change	2.60%	3.68%	4.53%	4.69%
GDP growth	1.60%	2.05%	2.07%	2.75%

Annual report 2020	Contents
Each of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

	2020	2019	2018
Pessimistic scenario 2	17.5%	17.5%	20%
Pessimistic scenario 1*	20%	20%	n.a.
Base scenario	32.5%	32.5%	60%
Optimistic scenario	30%	30%	20%
*    The exercise carried out in 2019 includes two adverse scenarios compared to one in 2018, due to the evolution of the local methodology.
In the case of SBNA, no additional 'long-run' scenario was generated for the calculation of the post model adjustment, but the additional provisions for covid-19 were calculated using the own model.
In relation to the Stage 2 classification determination, the quantitative criteria applied at SBNA for retail portfolios uses the FICO (Fair Isaac Corporation) score at the time of origination and its current value, establishing different absolute threshold for each portfolio according to their characteristics. A SICR implies changes in that score ranging from 120 b.p. to 20 bp In the case of some portfolios, the behaviour score supplements this criterion.
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
Santander Consumer USA
SC USA presents higher risk indicators than other Santander US units due to the nature of its business. Its automobile financing business through loans and leases represents 97% of its revenues. It also has a smaller personal lending portfolio (3%).
SC USA's focus remains on managing the relationship between profitability and risk through pricing while improving the dealer experience.
In 2020, loan originations grew by more than 20% from 2019, mainly in the prime segment on the back of the commercial relationship we have had with Fiat Chrysler Automobiles (FCA Group) since 2013 (renewed in July 2019). Auto originations improved particularly in the third quarter as covid-19 restrictions were lifted and dealership activity returned to normal. Prime loans remained elevated from the prior year due to FCA Group incentive programmes.
The NPL ratio dropped to 5.26% (-90 bp in the year). Cost of credit at the end of December stood at 8.09% (-133 bp in the year). Annual net credit losses decreased from last year due to the lower charge-offs resulting from covid-19 loan extensions, federal stimulus and higher recoveries driven by the higher auction prices. Furthermore, due to the decrease in NPL, the coverage ratio grew to 230% (+55 bp in the year).
Leases carried out exclusively under the FCA Group agreement, primarily with highly creditworthy customers, decreased by 6% to EUR 13,903 million, providing stable and recurring earnings. The management and mitigation of residual value remains a priority.
Information on the estimation of impairment losses
The detail of Santander Consumer USA Holding Inc. exposure and impairment losses associated with each of the stages at 31 December 2020, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses by stage
EUR million
	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	1,689	12	—	1,701
From BB- to CCC	21,491	4,831	—	26,322
Default	—	—	1,019	1,019
Total exposure **	23,180	4,843	1,019	29,042
Impairment losses***	911	1,820	726	3,457
*Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and Letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	1,029	14	—	1,043
From BB- to CCC	20,083	6,277	—	26,360
Default	—	—	1,600	1,600
Total exposure **	21,112	6,291	1,600	29,003
Impairment losses***	859	1,503	731	3,093
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and Letters of credit), (including temporary asset acquisitions) + loan commitments granted.
***    Includes provisions for undrawn authorized lines (loan commitments).

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Exposure and impairment losses by stage
EUR million
	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	224	—	—	224
From BB- to CCC	20,313	6,600	—	26,913
Default	—	—	2,218	2,218
Total exposure **	20,537	6,600	2,218	29,355
Impairment losses	824	1,720	667	3,211
* Detail of credit quality ratings calculated for Group management purposes.
** Amortised cost assets + loans and advances + loan commitments granted.
As of December 31, 2020, SC USA had granted moratoriums to 600,899 customers, for a total amount of EUR 8,912 million, equivalent to 30.68% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	Of which expired
Individuals	8,912	29,050	8,005
Mortgages	—	—	—
Consumer	8,912	29,050	8,005
SME & corporates	—	—	—
Total	8,912	29,050	8,005
Of the total moratoriums expired at December 31, 2020, EUR 6,280 million were classified in stage 1, EUR 1,770 million in stage 2 and EUR 554 million in stage 3.
At the end of 2020, 89.82% of total moratoria granted by the SC USA had expired and only 6.92% of these was classified in stage 3.
Given the nature of its business focused on auto financing for individuals, no loans were granted by liquidity programs in SC USA.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated on the basis of a macroeconomic effect, and taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment credit losses, EUR 702 million corresponds to the overlay calculated as of December 31, 2020 (EUR -104 million in stage 1, EUR 578 million in stage 2 and EUR 228 million in stage 3).
In SC USA, better performance than initially expected has been observed in the used car price indices (Manheim index) and customer impairment resulting from government assistance programs, thus counteracting this effect through an overlay reflecting possible reductions in the Manheim index and a levelling effect of impairment by applying historical levels of distribution by stage, which incorporates migrations of exposure and their respective reserves from stage 1 to stage 2 and stage 3.
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
For the expected losses estimation, prospective information should be taken into account. Specifically, Santander Consumer USA Holdings Inc. considers four macroeconomic scenarios, periodically updated over a 5-year time horizon.

Annual report 2020	Contents
The evolution forecasted in 2020 for a period of five years of the main macroeconomic indicators used by in Santander Consumer USA Holdings Inc in the estimation of expected losses is shown below:

		2021 - 2025
Variables	Unfavourable scenario 1	Unfavourable scenario 2	Base scenario	Favourable scenario
Interest rate (year averaged)	0.78%	0.27%	0.63%	0.99%
Unemployment rate	5.83%	7.34%	5.21%	4.36%
Housing price growth	2.67%	2.17%	3.40%	3.79%
GDP Growth	3.05%	2.76%	2.60%	3.40%
ManheimA index	1.60%	1.57%	1.61%	1.64%
A. US used vehicle price car index.
The five-year projected development generated in 2019 to estimate the expected loss is shown below:

	2020 - 2024
Variables	Unfavourable scenario 1	Unfavourable scenario 2	Base scenario	Favourable scenario
Interest rate (year averaged)	1.06%	2.22%	2.29%	2.70%
Unemployment rate	7.71%	2.68%	-0.87%	-2.10%
Housing price growth	2.60%	3.68%	4.53%	4.69%
GDP Growth	1.60%	2.05%	2.07%	2.75%
ManheimA index	-1.20%	0.50%	1.60%	3.10%
A. US used vehicle price car index
Each of the macroeconomic scenarios is associated with a given probability of occurrence. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

	2020	2019	2018
Pessimistic scenario 2	17.5%	17.5%	20.0%
Pessimistic scenario 1*	20.0%	20.0%	n.a.
Base scenario	32.5%	32.5%	60.0%
Optimistic scenario	30.0%	30.0%	20.0%
*     The exercise carried out in 2019 includes two adverse scenarios compared to one in 2018, due to the evolution of the local methodology.
In the case of SC USA, no additional 'long-run' scenario was generated for the calculation of the post model adjustment, but the additional provisions for covid-19 were calculated using the own model.

The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is as follows:

Change in provision
SC Auto
Manheim index
-0.01	1.91%
0.01	-1.21%
Unemployment Rate
-0.01	-4.29%
0.01	6.48%
House Price Change
-0.01	3.22%
0.01	-2.06%
GDP growth
-0.01	3.11%
0.01	-1.94%
In relation to the stage 2 classification determination, the quantitative criteria applied at SC USA uses the FICO (Fair Isaac Corporation) score at the time of origination and its current value, establishing different absolute threshold for each portfolio according to their characteristics. A SICR implies changes in that score ranging from 100 bp to 60 bp.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
3.4. Banco Santander (Brasil) S.A.
Economic growth had one of the most moderate declines in Latin America between March and April. Recovery started in May, owing to relaxed confinement measures, the reopening of businesses, fiscal and monetary stimuli, low inflation (4.5% in December vs 4% target), and an expansive monetary policy, with the official rate of interest at 2% from 4.50% at the end of 2019.
Santander Brasil's credit risk amounted to EUR 74,712 million. It decreased by 16% from 2019. Minus the exchange rate effect, it grew by 19%. As of December 2020, Santander Brasil accounts for 8% of Grupo Santander's loan book.
In line with strategy, growth was prominent in retail segments with a more conservative risk profile, driven by customer engagement and loyalty and by new business on digital channels, which significantly increased last year.
The profitability of the SME portfolio increased significantly, boosted by an active loan origination under government programmes (EUR 1,790 million) to combat the pandemic that provided SMEs with liquidity to adapt to the new environment.
A proactive credit risk management approach was key to achieving a profitable increase in market share, while credit quality indicators remained at moderate levels.
Net loan-loss provisions stood almost flat at EUR 3,018 million (-0.6% compared to 2019), favoured by the exchange rate effect. In local currency, provisions grew +31% mainly driven by additional provisions related to covid-19.
Cost of credit rose to 4.35% from 3.93% at the end of 2019, driven by the current convid-19 pandemic context, as well as the aforementioned provisions performance.
Information on the estimation of impairment losses
The detail of Banco Santander (Brasil) S.Al exposure and impairment losses associated with each of the stages at 31December, 2020, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided in three categories according to Standard and Poor's ratings:

Exposure and impairment losses
EUR million	2020
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	38,686	210	—	38,896
From BB- to CCC	26,166	5,942	—	32,108
Default	—	—	3,428	3,428
Total exposure **	64,852	6,152	3,428	74,432
Impairment losses***	971	777	2,132	3,880
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses
EUR million	2019
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	45,765	308	—	46,072
From BB- to CCC	32,698	5,393	—	38,091
Default	—	—	4,727	4,727
Total exposure **	78,463	5,701	4,727	88,891
Impairment losses***	1,054	732	2,931	4,717
*    Detail of credit quality ratings calculated for Group management purposes.
**    Credit to customers (amortized cost and FV through OCI) + off balance sheet with customers (financial guarantees, technical guarantees and letters of credit), (including temporary asset acquisitions).
***    Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses
EUR million	2018
Credit quality *	Stage 1	Stage 2	Stage 3	Total
From AAA to BB	51,150	472	—	51,622
From BB- to CCC	56,884	5,334	—	62,218
Default	—	—	4,223	4,223
Total exposure **	108,034	5,806	4,223	118,063
Impairment losses	997	768	2,889	4,654
*  Detail of credit quality ratings calculated for Group management purposes.
** Amortised cost assets + loans and advances + loan commitments granted.
The Government support measures taken in the Brazil in response to the covid-19 pandemic are detailed below:
•The moratoriums for individuals were granted for a term of 2 months with an additional extension of one month.

Annual report 2020	Contents
•In the case of legal entities, the moratoriums were for up to 6 months in line with BNDES (Banco Nacional de Desenvolvimento Econômico e Social) programs. These were granted slightly later than those granted to individuals.
•The moratoriums granted entailed a deferral of principal and interest.
As of 31 December 2020, moratoriums had been granted to 1,728,197 customers, for a total amount of EUR 6,369 million, equivalent to 9.45% of the loan portfolio. The distribution of moratoriums by portfolio is shown below:

EUR million
	Total moratoria	Total portfolio	of which: Expired
Individuals	4,518	35,182	4,451
Mortgages	2,177	7,196	2,129
Consumer	2,341	27,987	2,321
SME & Corporates	1,851	29,874	1,437
Total*	6,369	65,056	5,888
* Total portfolio includes segmented exposure and excludes off-balance
Of the total moratoriums expired at 31 December 2020, EUR 4,448 million were in stage 1, EUR 1,037 million in stage 2 and EUR 403 million in stage 3.
At the end of 2020, 92.44% of the total moratoriums granted by Brazil had expired and only 6.84% of these was classified in stage 3.
Total loans granted by liquidity programmes in Brazil amounted to EUR 2,019 million as of 31 December 2020.
In relation to the overlay calculated to recognize the increase in expected loss due to the current situation of uncertainty, it has been calculated on the basis of a macroeconomic effect, and taking into account the adequate and accurate identification of those significant increases in risk (SICR) that may have occurred, not only based on quantitative and qualitative indicators but also through collective assessments as explained above in the section on estimation of expected loss in Grupo Santander.
Of the total impairment losses, EUR 523 million related to the overlay calculated at 31 December 2020 (EUR 243 million in stage 1, EUR 193 million in stage 2 and EUR 87 million in stage 3).

For the expected losses estimation, prospective information is taken into account. Particularly, Santander Brazil considers three macroeconomic scenarios, periodically updated. The evolution for a period of five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2020 - 2024
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	8.70%	5.60%	4.45%
Unemployment rate	16.48%	9.58%	8.04%
Housing price change	-1.24%	2.69%	6.39%
GDP Growth	-1.40%	2.38%	4.41%
Burden income	21.70%	20.39%	19.02%
In the case of Santander Brazil, the scenarios projected up to 2024 have been complemented with an additional scenario that counts with the appropriate extension to reflect loss materialization, taking into account the loan portfolios shorter average terms and the expected deterioration in the following periods.
Each macroeconomic scenario is associated with a determined likelihood of occurrence. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

	2020	2019	2018
Pessimistic scenario	10%	10%	10%
Base scenario	80%	80%	80%
Optimistic scenario	10%	10%	10%
Regarding the the additional scenario used to calculate the post-model adjustment, the projected evolution of the main macroeconomic indicators for a period of five years is shown below:

	2020-2024
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	5.97%	4.25%	4.25%
Unemployment rate	18.00%	12.34%	12.34%
Housing price change	-0.88%	1.84%	1.84%
GDP Growth	-1.62%	1.40%	1.40%
Burden income	22.30%	20.80%	20.80%

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in provision
	Consumer	Corporate	Rest
GDP Growth
-100 bp	0.89%	1.66%	0.75%
100 bp	-0.91%	-1.49%	-0.41%
Burden income
-100 bp	-0.82%	1.56%	-0.43%
100 bp	1.61%	0.69%	1.49%
Interest rate (Selic)
-100 bp	-1.43%	0.55%	-0.29%
100 bp	2.11%	8.42%	1.54%
Regarding the stage 2 classification determination, Santander Brazil uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting different thresholds that depend on each portfolio characteristics. SICR is determined by observing the rating's evolution, considering that a significant reduction has occurred when this decrease reaches values between 3.2 and 1, depending on the rating's value at the time of origination.
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

The average evolution forecasted in 2020 for a period of five years of the GDP projected for the next few years is presented, which has been used for the estimation of the expected losses, together with the weighting of each scenario:

	2021 - 2025
Variable	Pessimistic scenario	Base scenario	Optimistic scenario
Global GDP growth	3.03%	3.39%	3.56%
The five-year projected development generated in 2019 to estimate the expected loss is shown below:

	2020 - 2024
Variable	Pessimistic scenario	Base scenario	Optimistic scenario
Global GDP growth	3.04%	3.55%	3.83%
Regarding the the long-run scenario used to calculate the post-model adjustment, the projected evolution of the main macroeconomic indicators for the next five years is shown below:

Variable	Long-run scenario
Global GDP growth	1.54%
Each macroeconomic scenarios is associated with a determined likelihood of occurrence. As for its allocation, Santander Corporate & Investment Banking associates the highest weight with the Base Scenario, while associating the lower weights with the more extreme scenarios.

	2020	2019	2018
Pessimistic scenario	30%	30%	20%
Base scenario	40%	40%	60%
Optimistic scenario	30%	30%	20%
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
According to regulation (EU) n.º 575/2013, counterparty credit risk, which includes derivative instruments, transactions with a repurchase obligation, stock and commodities lending, transactions with deferred repayment and financing of guarantees, arises from the likelihood that a

Annual report 2020	Contents
counterparty will default before the final settlement of the transaction's cash flows.
There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add-on); and the Montecarlo simulation to calculate exposures for some countries and products. We also calculate capital at risk and unexpected loss, which is the difference between the economic capital, net of guarantees and recoveries, and expected loss.
After market close, the exposures are recalculated by adjusting transactions to their new time frame, adapting potential future exposure and applying mitigation measures (netting, collateral, etc.) to control exposures directly against the limits approved by senior management. Grupo Santander runs risk control with an integrated system in real time that enables us to know the exposure limit with any counterparty, product and maturity and in any of Santander’s subsidiaries at any time.
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
Grupo Santander must adhere to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of associated customers will be considered a large exposure when its value is equal to or greater than 10% of eligible capital.
In addition, in order to limit large exposures, no entity may assume exposures exceeding 25% of its eligible capital with a single customer or group of associated customers, having factored in the credit risk mitigation effect contained in the regulation.
At the end of December, after applying risk mitigation techniques, no group reaches the above-mentioned thresholds.
Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.65% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2020.
The detail, by activity and geographical area of the Group's risk concentration at 31 December 2020 is as follows:

EUR million
	31 December 2020
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	278,343	69,467	49,359	75,831	83,686
Public sector	166,114	43,121	30,571	83,960	8,462
Of which:
Central government	143,003	32,070	28,988	74,032	7,913
Other central government	23,111	11,051	1,583	9,928	549
Other financial institutions (financial business activity)	113,569	14,882	37,661	27,883	33,143
Non-financial companies and individual entrepeneurs (non-financial business activity) (broken down by purpose)	400,329	125,608	85,897	131,578	57,246
Of which:
Construction and property development	19,105	3,921	3,531	5,631	6,022
Civil engineering construction	5,723	2,924	1,864	798	137
Large companies	232,469	59,037	48,120	86,515	38,797
SMEs and individual entrepreneurs	143,032	59,726	32,382	38,634	12,290
Households – other (broken down by purpose)	501,901	86,076	93,301	112,954	209,570
Of which:
Residential	324,193	60,556	34,102	38,762	190,773
Consumer loans	160,037	17,881	57,033	69,263	15,860
Other purposes	17,671	7,639	2,166	4,929	2,937
Total	1,460,256	339,154	296,789	432,206	392,107
* For the purposes of this table, the definition of risk includes the following items in the public balance sheet: 'Loans and advances to credit institutions', 'Loans and advances to Central Banks', 'Loans and advances to Customers', 'Debt Instruments', 'Equity Instruments', 'Trading Derivatives', 'Hedging derivatives', 'Investments and financial guarantees given'.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
4.3. Sovereign risk and exposure to other public sector entities
Sovereign risk occurs in transactions with a central bank. It includes the regulatory cash reserve, issuer risk with the Treasury (public debt portfolio) and risk from transactions with government institutions whose funding only come from the state’s budgetary revenue and not commercial operations.
The historic criteria of Grupo Santander can differ from regular EBA stress test standards. Though the EBA does include national, regional and local government institutions, it does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments.
According to our management criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not significant (EUR 12,080 million, 3.8% of total sovereign risk). Furthermore, exposure to non-local sovereign issuers involving cross-border risk25 is even less significant (EUR 7,168 million, 1.8% of total sovereign risk).
Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short- term maturities.
Over the past few years, total exposure to sovereign risk has remained in line with regulatory requirements and our strategy to manage this portfolio.
The shifts in our sovereign risk in our countries is due to our liquidity management strategy and the hedging of interest and exchange rates risks. Santander's exposure spreads among countries with varied macroeconomic outlooks and dissimilar growth, interest and exchange rate scenarios.
The shifts observed in the different countries exposure is due to our liquidity management strategy and the hedging of interest and exchange rates risks. Santander's exposure spreads among countries with varied macroeconomic outlooks and dissimilar scenarios in terms of growth, interest and exchange rates.
Our investment strategy for sovereign risk considers country’s credit quality to set the maximum exposure limits:

	2020	2019	2018
AAA	18%	20%	11%
AA	25%	24%	20%
A	25%	18%	31%
BBB	14%	15%	13%
Less than BBB	18%	23%	25%
The exposure in the table below is disclosed following the latest amendments of the regulatory reporting framework carried out by the EBA, which entered into force in 2020:

	2020					2019	2018
	Portfolio
Country	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Non-trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	4,100	7,048	13,097	—	24,245	35,366	49,640
Portugal	(380)	4,148	4,962	—	8,730	8,689	8,753
Italy	249	2,468	1,298	—	4,015	2,735	261
Greece	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—
Rest Eurozone	(29)	1,687	2,396	—	4,054	1,809	2,778
UK	(1,672)	612	963	—	(97)	10,363	10,869
Poland	16	10,263	668	—	10,947	8,366	11,229
Rest of Europe	7	121	942	—	1,070	777	329
US	589	9,501	5,458	—	15,548	16,299	8,682
Brazil	5,127	17,281	5,309	—	27,717	28,998	27,054
Mexico	8,005	10,256	2,768	—	21,029	13,673	10,415
Chile	148	6,732	75	—	6,955	3,460	1,776
Rest of America	19	397	542	—	958	1,029	893
Rest of the world	—	3,776	976	—	4,752	4,813	6,222
Total	16,179	74,290	39,454	—	129,923	136,377	138,901
25 Countries that are not considered low risk by Banco de España.

Annual report 2020	Contents
5. Forborne loan portfolio
Grupo Santander's internal forbearance policy acts as a reference for our subsidiaries locally. It shares the principles of regulations and supervisory expectations. It includes the requirements of the EBA guidelines on management of non performing and forborne exposures. It defines forbearance as the modification of the payment conditions of a transaction to allow a customer experiencing financial difficulties (current or foreseeable) to fulfil their payment obligations. If forbearance is not allowed, there would be reasonable certainty that the customer would not be able to meet their financial obligations.
In addition, this policy also sets down rigorous criteria for evaluating, classifying and monitoring forbearances to ensure the strictest possible care and diligence in recovering due amounts. Thus, it dictates that we must adapt payment obligations to customers' current circumstances. Our forbearance policy also defines classification criteria to ensure we recognize risks appropriately. They must remain classified as non-performing or in watch-list for a prudential period for reasonable certainty of repayment.
Forbearances may never be used to delay the immediate recognition of losses or hinder the appropriate recognition of risk of default. Thus, we must recognize losses as soon as we deem any amounts irrecoverable.
The forborne portfolio stood at EUR 29,159 million at the end of December 2020. In terms of credit quality, 51% of the loans are classified as non-performing loans, with average coverage of 43%.
The following terms are used in Bank of Spain Circular 4/2017 of Bank of Spain with the meanings specified:
•Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.
•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CURRENT REFINANCING AND RESTRUCTURING BALANCES
Amounts in EUR million, except number of transactions that are in units

	Total
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	40	21	17	9	7	—	1
Other financial institutions and: individual shareholder	615	22	565	123	38	55	29
Non-financial institutions and individual shareholder	176,310	4,936	45,872	9,872	6,444	828	4,475
Of which financing for constructions and property development	6,395	131	1,557	802	599	38	246
Other warehouses	2,569,758	4,059	427,282	10,117	6,239	1,561	3,657
Total	2,746,723	9,038	473,736	20,121	12,728	2,444	8,162
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—
In 2020, the amortised cost of financial assets whose contractual cash flows were modified during the year when the corresponding loss adjustment was valued at an amount equal to the expected credit losses over the life of the asset amounted to EUR 4,454 million, without these modifications having a material impact on the income statement. Also, during 2020, the total of financial assets that have been modified since the initial recognition, and whose correction for expected loss has gone from being valued during the entire life of the asset to the following twelve months, amounts to EUR 1,478 million.
The transactions presented in the foregoing tables were classified at 31 December 2020 by nature, as follows:
•Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.
•Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:
a)A period of a year must have expired from the refinancing or restructuring date.
b)The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.
c)The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.
Attending to the credit attention 49% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (52% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 28% of the total forborne loan portfolio and 43% of the non-performing portfolio)
The table below shows the changes in 2020 in the forborne loan portfolio (net of provisions):

EUR million
2020
Beginning balance	23,430
Refinancing and restructuring of the period	8,351
Memorandum item: impact recorded in the income statement for the period	2,249
Debt repayment	(5,449)
Foreclosure	(293)
Derecognised from the consolidated balance sheet	(1,314)
Others variations	(3,728)
Balance at end of year	20,997

Annual report 2020	Contents

2020
Of which, non-performing/Doubtful
Without real guarantee		With real guarantee
				Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
Number of transactions	Gross amount	Number of transactions		Real estate guarantee	Rest of real guarantees
—	—	—	—	—	—	—
19	1	9	3	3	—	1
323	12	358	79	26	49	27
103,692	3,160	31,861	6,147	3,944	355	4,091
3,838	50	1,023	509	255	14	225
1,299,317	1,762	148,862	3,831	2,703	241	2,272
1,403,351	4,935	181,090	10,060	6,676	645	6,391
—	—	—	—	—	—	—

c) Market, structural and liquidity risk
1. Activities subject to market risk and types of market risk
Activities subject to market risk encompass transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; the liquidity risk from our products and markets, and the balance sheet liquidity risk. Therefore, they include trading risks and structural risks.
•Interest rate risk arises from changes in interest rates that could adversely affect the value of a financial instrument, a portfolio or the group as a whole. It affects loans, deposits, debt securities and most assets and liabilities in trading books and derivatives.
•Inflation rate risk originates from changes in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the entire group. It affects instruments such as loans, debt securities and derivatives, where returns are linked to future inflation values or a change in the current rate.

•Exchange rate risk is the sensitivity to movements in exchange rates of a position’s value not denominated in the base currency. A long or open position in a foreign currency may produce a loss if it depreciates against the base currency. Exposures affected by this risk include non-euro investments in subsidiaries and transactions in foreign currency.

•Equity risk is the sensitivity of the value of an open positions in equities to adverse movements in their market prices or future dividend expectations. This affects positions in shares, stock market indexes, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.).
•Credit spread risk is the sensitivity of the value of an open positions in fixed income securities or credit derivatives to movements in the credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
•Commodity price risk is the risk from changes in commodity prices. Our exposure to this risk is not significant, mainly coming from our customers’ derivative transactions in commodities.
•Volatility risk is the sensitivity of the value of a portfolio to changes in the volatility of risk factors such as interest rates, exchange rates, shares and credit spreads. This risk is incurred by all financial instruments, in which volatility is a variable in valuation. The most significant case is the financial options portfolio.
All these market risks can be partly or fully mitigated with derivatives such as options, futures, forwards and swaps.
There are other types of market risk that require more complex hedging:
•Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation) of the same type (e.g., two exchange rates) or different types (e.g., an interest rate and the price of a commodity).
•Market liquidity risk originates when Grupo Santander or a subsidiary cannot reverse or close a position without an impact on the market price or the transaction cost. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions or market instability. This risk could also increase depending on how exposures are distributed among products and currencies.
•Pre-payment or cancellation risk originates when on-balance- sheet instruments (such as mortgages or deposits) may have options that allow holders to buy or sell them or alter future cash flows. Potential mismatches on the balance sheet pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).
•Underwriting risk arises from an entity’s involvement in underwriting or placing securities or other types of debt when it assumes the risk of having to acquire issued securities partially if they have not fully been taken up by potential buyers.
•Balance sheet liquidity risk must also be considered. Unlike market liquidity risk, it is defined as the possibility of meeting payment obligations late or at an excessive cost. Losses may be caused by forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
•Pension and actuarial risks also depend on potential shifts in market factors. Further details are provided at the end of this section.
Grupo Santander ensures make sure we comply with the Basel Committee’s Fundamental Review of the Trading Book and the EBA guidelines on balance-sheet interest-rate risk. Through several projects, Santander aims to provide risk managers and control teams with the best tools to manage market risks under the right governance framework for the models used, to report risk metrics, and help satisfy requirements on these risks.
1. Trading market risk management
Setting market risk limits is a dynamic process that follows predefined risk appetite levels. It is part of senior management's annual limits plan that extends to all subsidiaries.
The standard methodology for risk management and control in trading, measures the maximum expected loss with a specific level of confidence and time frame. The standard for historical simulation is a confidence level of 99% over one day. We apply statistical adjustments efficiently to incorporate recent developments affecting our levels of risk. Our time frame is two years or at least 520 days from the reference date of the VaR calculation.

Annual report 2020	Contents
The balance sheet items in the Group’s consolidated position that are subject to market risk are shown below, distinguishing those positions for which the main risk metric is VaR from those for which risk monitoring is carried out using other metrics:

		Main market risk metric
	Balance sheet amount	VaR	Other	Main risk factor for 'Other' balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	153,839		153,839	Interest rate
Financial assets held for trading	114,945	114,945		Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	4,486	3,234	1,252	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	48,717	35,337	13,380	Interest rate
Financial assets designated at fair value through other comprehensive income	120,953	2,783	118,170	Interest rate, spread
Financial assets at amortized cost	958,378		958,378	Interest rate
Hedging derivatives	8,325		8,325	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,980		1,980	Interest rate
Other assets	96,627
Total assets	1,508,250

Liabilities subject to market risk
Financial liabilities held for trading	81,167	81,167		Interest rate, spread
Financial liabilities designated at fair value through profit or loss	48,038	14,641	33,397	Interest rate
Financial liabilities at amortized cost	1,248,188		1,248,188	Interest rate, spread
Hedging derivatives	6,869		6,869	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	286		286	Interest rate
Other liabilities	32,380
Total liabilities	1,416,928
Equity	91,322
The following table displays the latest and average VaR values at 99% by risk factor over the last three years, the lowest and highest values in 2020 and the ES at 97.5% as of the end of December 2020:

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

VaR statistics and expected shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2020					2019		2018
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	6.5	12.5	54.8	8.3	8.1	12.1	10.3	9.7	11.3
Diversification effect	(6.0)	(13.1)	(15.8)	(11.8)	(12.6)	(8.2)	(9.9)	(9.3)	(11.5)
Interest rate	4.7	9.2	29.2	5.4	5.9	10.0	9.2	9.4	9.7
Equities	2.1	4.4	14.7	3.1	3.7	2.9	4.8	2.4	2.8
Exchange rate	2.6	5.9	12.9	6.0	5.5	3.9	2.6	3.9	6.2
Credit spread	3.1	5.5	11.4	4.5	4.5	3.4	3.5	3.4	4.1
Commodities	0.0	0.5	2.5	1.1	1.0	0.0	0.0	—	—

Total Europe	5.0	10.5	39.1	8.0	9.3	6.3	10.1	5.0	5.5
Diversification effect	(4.6)	(10.6)	(21.9)	(8.9)	(8.8)	(6.9)	(8.3)	(6.7)	(8.2)
Interest rate	3.2	7.9	24.0	6.5	7.2	6.0	8.2	5.0	5.8
Equities	2.1	4.3	15.0	3.0	3.6	1.9	4.9	1.1	1.2
Exchange rate	1.3	3.5	10.7	2.9	2.7	1.9	1.9	1.7	2.1
Credit spread	3.1	5.5	11.4	4.5	4.5	3.4	3.5	3.9	4.6
Commodities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—	—

Total North America	2.8	6.6	13.7	2.9	2.7	3.5	3.8	7.2	8.3
Diversification effect	0.7	(2.2)	(5.3)	(1.1)	(0.9)	(1.3)	(2.1)	(4.8)	(2.7)
Interest rate	1.6	3.4	7.1	3.3	3.0	2.6	3.4	6.4	7.7
Equities	0.0	0.3	1.2	0.1	0.1	0.2	0.1	0.1	—
Exchange rate	0.5	5.1	10.7	0.5	0.5	2.0	2.4	5.5	3.3

Total South America	2.4	5.6	26.4	4.5	5.0	9.5	6.0	7.2	10.0
Diversification effect	(0.8)	(3.4)	(13.8)	(4.3)	(3.7)	(2.9)	(3.8)	(3.5)	(2.3)
Interest rate	2.3	5.2	26.3	4.1	4.2	7.8	5.9	6.4	6.6
Equities	0.2	1.0	6.3	0.5	0.5	2.0	1.7	2.5	2.9
Exchange rate	0.8	2.7	7.6	4.2	4.2	2.6	2.1	1.9	2.9
A. In South America and North America, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
By the end of December, VaR had decreased by EUR 2 million vs. the end of 2019. Average VaR increased slightly by EUR 0.4 million. By risk factor, average VaR increased in most factors due to higher market volatility along the year. By geographic area, average VaR rose in Europe and North America but remained at low levels.
VaR by risk factor has generally remained stable over the last few years. Temporary rises are due more to temporary increases in the volatility of market prices than to significant changes in positions.
Grupo Santander's exposure to complex structured instruments and assets is very limited, this is a reflection of our risk culture and prudent risk management. At the end of December 2020, the exposures in this area were:
• Hedge funds: exposure was EUR 344 million (all indirect), acting as counterparty in derivatives transactions. We analyse the risk related to this type of counterparty on a case by case basis, establishing percentages of collateralization based on each fund’s features and assets.
• Monolines: no exposure at the end of December 2020.
Grupo Santander's policy for approving new transactions in these products remains extremely prudent and conservative.
It is strictly supervised by top management.
Backtesting
Actual losses can differ from those forecast by VaR due to the aforementioned limitations of this metric. Grupo Santander regularly analyses the accuracy of the VaR calculation model to confirm its reliability. The most important tests have backtesting:
•For hypothetical P&L backtesting and for the total portfolio, we observed overshootings in VaR at 99% on 9 and 12 March and on 7 July and on 30 December.
•In the case of VaE at 99%, overshootings was observed on 20 March.
•Most of overshootings were due to the strong market variations caused by the health crisis.
•The overshootings we observed in 2020 are consistent with the assumptions in the VaR calculation model.

Annual report 2020	Contents
IBOR Reform
Since 2015, central banks and regulators in several major jurisdictions have convened Working Groups (WGs) to find and implement the transition to suitable replacements for some existing ‘IBOR’ benchmarks, such as Euro Overnight Index Average (EONIA) and London Interbank Offered Rates (LIBORs).
On 27 July 2017, the Chief Executive of the U.K. Financial Conduct Authority (the FCA), which regulates the LIBOR, announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmarks after 2021. This announcement indicates that the continuation of LIBORs on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBORs may cease to be calculated.
Additionally, on 13 September 2018 the WG euro RFR recommended that the Euro Short Term Rate (€STR) shall replace EONIA. Since 2 October 2019, the date on which the €STR became available, EONIA changed its methodology to be calculated as the €STR plus a spread of 8.5 basis points. This change in EONIA’s methodology is intended to facilitate the market’s transition from EONIA to €STR, with the former expected to be discontinued by the 3 January 2022.
On October 2020, the International Swaps and Derivatives Association (ISDA) launched the IBOR Fallbacks Protocol, which will become effective on 25 January 2021, and will provide derivatives market participants with new IBOR fallbacks for legacy and new derivatives contracts. Banco Santander S.A. and several subsidiaries have adhered to this protocol.
On December 2020, ICE Benchmark Administration (IBA), the FCA-regulated and authorized administrator of LIBOR, announced its intention that one week and two months USD LIBOR settings will cease at end-2021, while the rest of USD LIBOR tenors (Overnight and 1, 3, 6 and 12 months) will cease at end-June 2023.
On December 2020, the European Union Council endorsed new rules amending of the EU Benchmark Regulation (BMR). The aim of the amendments to the Benchmark Regulation is to make sure that a statutory replacement benchmark can be established by the regulators by the time a systemically important benchmark is no longer in use, and thus protect financial stability on EU markets. It is likely that the regulators decide to use these powers in order to mitigate, as much as possible, systemic risks that might result from the phasing out of the London Inter-Bank Offered Rate (LIBOR) by the end of 2021. The new rules give the Commission the power to replace so-called 'critical benchmarks', which could affect the stability of financial markets in Europe, and other relevant benchmarks, if their termination would result in a significant disruption in the functioning of financial markets in the EU. The Commission will also be able to replace third-country benchmarks if their cessation would result in a significant disruption in the functioning of financial markets or pose a systemic risk for the financial system in the EU..
Interest rate benchmarks have an extended footprint in a significant number of contracts that Santander Group is holding and are used in multiple processes. The most relevant interest rate benchmarks for Santander are EURIBOR, EONIA,
USD-LIBOR, GBP-LIBOR, and CHF-LIBOR. Santander Group uses these benchmarks as the reference rate not only for derivatives, but also for loans, discounting products, deposits, collateral agreements and floating rate notes, among others.
The main risks to which Santander is exposed arising from financial instruments because of the transition are: (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and (vii)litigation risks regarding our existing products and services, which could adversely impact our profitability.
In order to monitor the risks and address the challenges of the transition, Santander launched the IBOR Transition Programme in 2019. This programme has a group wide scope and reports on a regular basis to Executive Management involving statutory committees. Its main objective is to ensure a smooth operational transition and to anticipate and address any potential customer and conduct related issues that could arise from the IBOR transition. It also aims to ensure that all impacted areas, business units and geographies understand the risks associated with the transition in a homogeneous way and can take appropriate measures to mitigate them.

Santander’s IBOR Transition Programme is aligned with the recommendations, guidance and milestones defined by regulators and working groups of different jurisdictions and is structured around the following areas: Technology & Operations, Legal, Client Outreach, Risk Management & Models, Conduct & Communications and Accounting & Finance.
Santander is engaged with the public and private sector initiatives in connection with IBOR transition. As part of this involvement, Santander participates in the WG Risk Free Rate Groups of different jurisdictions in Europe and America. Santander provides active feedback on the multiple consultations issued by industry forums, market associations, bank associations and other public organisms on this issue.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
2. Structural balance sheet risks
2.1. Main aggregates and variations
The market risk profile inherent to the Group’s balance sheet, in relation to its asset volumes and shareholders’ equity, as well as the budgeted net interest income margin, remained moderate in 2020, in line with previous years.
Structural VaR
A standardized metric such as VaR can be used for monitoring total market risk for the banking book (excluding the trading activity of SCIB). Santander distinguishes fixed income considering interest rates and credit spreads on ALCO portfolios, exchange rates and equities.
In general, structural VaR is not material in terms of our volume of total assets or equity.

Structural VaR
EUR million. Structural VaR 99% with a temporary horizon of one day.
	2020				2019		2018
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	611.4	911.0	1,192.1	903.1	511.4	729.1	568.5	556.8
Diversification effect	(227.2)	(349.8)	(261.0)	(263.4)	(304.2)	(402.0)	(325.0)	(267.7)
VaR interest rate*	345.5	465.1	581.9	345.5	345.6	629.7	337.1	319.5
VaR exchange rate	317.8	499.9	547.0	502.6	308.1	331.7	338.9	324.9
VaR equities	175.3	295.9	324.2	318.5	161.9	169.8	217.6	180.1
* Includes credit spread VaR on ALCO portfolios.
Structural interest rate risk
•Europe
The EVE and NII sensitivities of our main balance sheets (Santander Spain and Santander UK) are usually positive.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December 2020, considering the scenarios previously mentioned, the most significant risk of NII sensitivity was in the euro, at EUR 191 million; the Polish zloty, at EUR 66 million; the British pound yield curve at EUR 25 million; and the US dollar, at EUR 19 million, all relating to the risk of rate cuts.
The most significant risk in economic value of equity was in the euro interest rate curve, at EUR 2,236 million; the British pound at EUR 643 million ; the US dollar at EUR 142 million; and the Polish zloty at EUR 22 million, all relating to the risk of rate cuts.
•North America
The EVE and NII of our North American balance sheets (excluding the EVE of Mexico) usually show positive sensitivities to interest rates.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December, the most significant risk to net interest income was mainly in the US (EUR 61 million).
The most significant risk to the economic value of equity was also in the US (EUR 1,035 million).
•South America
The economic value and net interest income in our South American balance sheets are usually positioned for interest rate cuts.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2020.
By the end of December, the most significant risk to net interest income was mainly located in Chile (EUR 80 million) and Brazil (EUR 68 million).
The most significant risk to the economic value of equity was also mainly in Chile (EUR 313 million) and Brazil (EUR 278 million).
Structural foreign currency rate risk/results hedging
The structural exchange rate risk is driven by transactions in foreign currencies related to permanent financial investments, their results and related hedges. The dynamic management of this risk seeks to limit the impact on the core capital ratio of foreign exchange rate movements. In 2020, hedging of the core capital ratio for foreign exchange rate risk was kept close to 100%.
In December 2020, the largest exposures of permanent investments (with their potential impact on equity) were (in order) in US dollars, British pounds sterling, Brazilian real, Mexican pesos, Chilean pesos and Polish zlotys. Santander

Annual report 2020	Contents
hedges some positions (which are permanent in nature) with foreign exchange-rate derivatives. The Finance Division is also responsible for foreign exchange rate risk management, hedging expected results and dividends in subsidiaries whose base currency is not the euro.
Structural equity risk
Grupo Santander maintains equity positions in its banking book as well as in its trading portfolio. These positions are maintained as equity instruments or equity stakes depending on the percentage owned or control.
The equity portfolio in the banking book at the end of December 2020 was diversified between securities in various countries, e.g. Spain, China, Morocco and Poland. Most of the portfolio is invested in the finance and insurance sectors. Among other sectors with lower exposure allocations real estate is included.
Structural equity positions are exposed to market risk. VaR is calculated for these positions with market price data series or proxies. By the end of September 2020, the VaR at 99% over a one day time horizon was EUR 319 million (EUR 170 million and EUR 180 million at the end of 2019 and 2018, respectively).
2.2. Methodologies
Structural interest rate risk
Grupo Santander analyses the potential impact of changes in interest rate levels on EVE and NII. Depending on the changes in rates, impacts will be different and therefore various subtypes of interest rate risk need to be monitored and managed, such as repricing, curve or basis risk.
Based on the balance-sheet interest rate position and the market situation and outlook, financial actions (such as transacting positions or setting interest rates for products marketed) may be needed to attain the desired risk profile determined by Grupo Santander.
The suite of metrics used to monitor interest rate risks includes the sensitivity of NII and EVE to changes in interest rates, and value at risk (VaR) for calculating economic capital.
Structural exchange-rate risk/hedging of results
These activities are monitored daily via position measurements, VaR and results.
Structural equity risk
These activities are monitored via position measurements, VaR and results, on a monthly basis.
3. Liquidity risk
Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.
Santander’s liquidity management is based on the following principles:
•Decentralised liquidity model.
•Medium- and long-term (M/LT) funding needs must be covered by medium- and long-term instruments.
•High contribution from customer deposits due to the retail nature of the balance sheet.
•Diversification of wholesale funding sources by instruments/ investors, markets/currencies and maturities.
•Limited recourse to short-term funding.
•Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.
•Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.
The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three fundamental pillars:
•A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local Asset and Liability Committees (ALCOs) in coordination with the global ALCO, which is the body empowered by the Bank's board in accordance with the corporate Asset and Liability Management (ALM) framework.
This governance model has been reinforced as it has been included within Santander's Risk Appetite Framework. This framework meets demands from regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.
•In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement.
Grupo Santander’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives.
•Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:
•a solid balance sheet structure, with a diversified presence in the wholesale markets;
•the use of liquidity buffers and limited encumbrance of assets;
•compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.
Over the course of the year, all dimensions of the plan are monitored.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2020 (thousand of million of euros):

Residual maturities of the liabilities	Unmatured	<=1month	>1 month <=3 months	>3 months <=12 months	>1 year <=2 years	>2 years <=3 years	3 years <=5 years	5 years <=10 years	>10 years	Total
Committed assets	35.7	40.2	10.2	35.5	32.4	106.4	50.5	23.9	15.6	350.4
Guarantees received	29.7	30.6	3.9	16.9	1.4	0.5	1.6	—	0.1	84.7
The reported Group information as required by the EBA at 2020 year-end is as follows:

On-balance-sheet encumbered assets
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Fair value of non-encumbered assets	Carrying amount of non-encumbered assets
Loans and advances	249.5		884.7
Equity instruments	5.8	5.8	9.9	9.9
Debt securities	61.9	60.7	114.6	115.4
Other assets	33.2		148.7
Total assets	350.4		1,157.9

Encumbrance of collateral received
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	84.7	43.0
Loans and advances	—	—
Equity instruments	3.5	5.9
Debt securities	80.3	37.1
Other collateral received	0.9	—
Own debt securities issued other than own covered bonds or ABSs	—	0.9

Encumbered assets and collateral received and matching liabilities
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	306.3	435.1
On-balance-sheet encumbered assets amounted to EUR 350,400 million, of which 71% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 84,700 million, relating mostly to debt securities received as security in asset purchase transactions and re-used.
Taken together, these two categories represent a total of EUR 435,100 million of encumbered assets, which give rise to EUR 306,300 million matching liabilities.
As of December 2020, total asset encumbrance in funding operations represented 26.6% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,635,900 million as of December 2020). This

Annual report 2020	Contents
percentage has been increased from 24.1% that presented the Group as of December 2019. This increase was mainly due to Grupo Santander's use of the financing programmes launched by central banks in response to the pandemic.
d) Capital risk
In the second line of defence, capital risk management can independently challenge business and first-line activities by:
•Supervising capital planning and adequacy exercises through a review of the main components affecting the capital ratios.
•Identifying key metrics to calculate the Group’s regulatory capital, setting tolerance levels and analysing significant variations, as well as single transactions with impact on capital.
•Reviewing and challenging the execution of capital actions proposed in line with capital planning and risk appetite.
Grupo Santander commands a sound solvency position, above the levels required by regulators and by the European Central bank.
Regulatory capital
At 1 January 2021, at a consolidated level, the Group must maintain a minimum capital ratio of 8.85% of CET1 (4.50% being the requirement for Pillar I, 0.84% being the requirement for Pillar 2R (requirement), 2.50% being the requirement for capital conservation buffer, 1.00% being the requirement for G-SIB and 0.01% being the requirement for anti-cyclical capital buffer).
Grupo Santander must also maintain a minimum capital ratio of 10.63% of tier 1 and a minimum total ratio of 13.01%.
In 2020, the solvency target set was achieved. Santander’s CET1 ratio stood at 12.34% (figures calculated by applying the transitional provisions of IFRS 9) at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital
EUR million
	2020	2019	2018
Subscribed capital	8,670	8,309	8,118
Share premium account	52,013	52,446	50,993
Reserves	62,777	56,526	53,988
Treasury shares	(69)	(31)	(59)
Attributable profit	(8,771)	6,515	7,810
Approved dividend	—	(1,662)	(2,237)
Shareholders’ equity on public balance sheet	114,620	122,103	118,613
Valuation adjustments	(33,144)	(22,032)	(22,141)
Non-controlling interests	9,846	10,588	10,889
Total Equity on public balance sheet	91,322	110,659	107,361
Goodwill and intangible assets	(15,711)	(28,478)	(28,644)
Eligible preference shares and participating securities	9,102	9,039	9,754
Accrued dividend	(478)	(1,761)	(1,055)
Other adjustments*	(5,734)	(9,923)	(9,700)
Tier 1* **	78,501	79,536	77,716
* Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.
* Figures calculated by applying the transitional provisions of IFRS 9.
The following table shows the capital coefficients and a detail of the eligible internal resources of the Group:

	2020	2019	2018
Capital coefficients
Level 1 ordinary eligible capital (EUR million)	69,399	70,497	67,962
Level 1 additional eligible capital (EUR million)	9,102	9,039	9,754
Level 2 eligible capital (EUR million)	12,514	11,531	11,009
Risk-weighted assets (EUR million)	562,580	605,244	592,319
Level 1 ordinary capital coefficient (CET 1)	12.34%	11.65%	11.47%
Level 1 additional capital coefficient (AT1)	1.61%	1.49%	1.65%
Level 1 capital coefficient (TIER1)	13.95%	13.14%	13.12%
Level 2 capital coefficient (TIER 2)	2.23%	1.91%	1.86%
Total capital coefficient	16.18%	15.05%	14.98%

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Eligible capital
EUR million
	2020	2019	2018
Eligible capital
Common Equity Tier I	69,399	70,497	67,962
Capital	8,670	8,309	8,118
(-) Treasure shares and own shares financed	(126)	(63)	(64)
Share Premium	52,013	52,446	50,993
Reserves	64,766	57,368	55,036
Other retained earnings	(34,937)	(22,933)	(23,022)
Minority interests	6,669	6,441	6,981
Profit net of dividends	(9,249)	3,092	4,518
Deductions	(18,407)	(34,163)	(34,598)
Goodwill and intangible assets	(15,711)	(28,478)	(28,644)
Others	(2,696)	(5,685)	(5,954)
Additional Tier I	9,102	9,039	9,754
Eligible instruments AT1	8,854	9,209	9,666
T1-excesses-subsidiaries	248	(170)	88
Residual value of dividends	—	—	—
Others	—	—	—
Tier II	12,514	11,531	11,009
Eligible instruments T2	13,351	12,360	11,306
Gen. funds and surplus loans loss prov. IRB	—	—	—
T2-excesses - subsidiaries	(837)	(829)	(297)
Others	—	—	—
Total eligible capital	91,015	91,067	88,725
Note: Banco Santander and its affiliates had not taken part in any State aid programmes.
Leverage ratio
The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of 17 January 2015, which was aimed at harmonising calculation criteria with those specified in the BCBS 'Basel III leverage ratio framework' and 'Disclosure requirements' documents.
This ratio is calculated as tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:
•Accounting assets, excluding derivatives and items treated as deductions from tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
•Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
•Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.
•A charge for the potential risk of security funding transactions.
•Lastly, it includes a charge for the risk of credit derivative swaps (CDS).
With the publication of Regulation (EU) 2019/876 of 20 May, 2019, amending Regulation (EU) n.º 575/2013 as regards the leverage ratio, the final calibration of the ratio is set at 3% for all entities and, for systemic entities G-SIB, an additional surcharge is also established which will be 50% of the cushion ratio applicable to the EISM. In addition, modifications are included in its calculation, including the exclusion of certain exposures from the total exposure measure: public loans, transfer loans and officially guaranteed export credits.
Banks will have to implement the final definition of the leverage ratio by June 2021 and comply with the new calibration of the ratio (the surcharge for G-SIB) from January 2023.

EUR million
	2020	2019	2017
Leverage
Level 1 Capital	78,501	79,536	77,716
Exposure	1,471,480	1,544,614	1,489,094
Leverage Ratio	5.33%	5.15%	5.22%
Global systemically important banks
Grupo Santander is one of 30 banks designated as global systemically important banks (G-SIBs).
The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).
This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer -1%, in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.
The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

Annual report 2020	Contents
54. Additional disclosures
This note includes relevant information about additional disclosure requirements.
54.1 Parent company financial statements
Following are the summarised balance sheets of Banco Santander, S.A. as of December 31, 2020, 2019 and 2018

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONDENSED BALANCE SHEETS (Parent company only)	31 December 2020	31 December 2019	31 December 2018
	(Millions of Euros)
Assets
Cash and due from banks	112,114	85,922	105,660
Of which:
To bank subsidiaries	14,519	13,875	16,339
Trading account assets	81,433	86,583	70,825
Investment securities	29,477	44,020	61,064
Of which:
To bank subsidiaries	13,603	9,504	11,084
To non-bank subsidiaries	3,399	3,450	4,581
Net Loans and leases	295,739	276,330	263,142
Of which:
To non-bank subsidiaries	27,555	28,690	26,505
Investment in affiliated companies	84,890	87,330	81,734
Of which:
To bank subsidiaries	60,186	59,364	69,118
To non-bank subsidiaries	24,703	27,966	12,616
Premises and equipment, net	6,680	7,131	2,410
Other assets	19,036	22,600	23,541
Total assets	629,369	609,916	608,376

Liabilities
Deposits	383,135	345,975	350,786
Of which:
To bank subsidiaries	17,045	14,705	18,526
To non-bank subsidiaries	19,949	15,518	13,655
Short-term debt	14,513	20,547	30,883
Long-term debt	83,981	83,906	75,600
Total debt	98,494	104,453	106,483
Of which:
To bank subsidiaries	617	—	2,874
To non-bank subsidiaries	661	1,667	998
Other liabilities	82,803	89,265	82,340
Total liabilities	564,432	539,693	539,609

Stockholders' equity
Capital stock	8,670	8,309	8,118
Retained earnings and other reserves	56,267	61,914	60,649
Total stockholders' equity	64,937	70,223	68,767

Total liabilities and Stockholders’ Equity	629,369	609,916	608,376
In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.
Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2020, 2019 and 2018.

Annual report 2020	Contents

	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	31 December 2020	31 December 2019	31 December 2018
	(Millions of Euros)
Interest income
Interest from earning assets	6,853	8,009	7,660
Dividends from affiliated companies	5,316	5,959	3,872
Of which:
From bank subsidiaries	1,810	3,019	2,874
From non-bank subsidiaries	3,506	2,940	998
	12,169	13,968	11,532
Interest expense	(3,160)	(4,108)	(3,861)
Interest income / (Charges)	9,009	9,860	7,671
Provision for credit losses	(2,558)	(1,246)	(686)
Interest income / (Charges) after provision for credit losses	6,451	8,614	6,985
Non-interest income:	5,322	4,132	3,972
Non-interest expense:	(14,020)	(9,168)	(7,573)
Income before income taxes	(2,247)	3,578	3,384
Income tax expense	(1,310)	(48)	(83)
Net income	(3,557)	3,530	3,301

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2020, 2019 and 2018:

	Year ended
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	31 December 2020	31 December 2019	31 December 2018
	(Millions of Euros)
NET INCOME	(3,557)	3,530	3,301
OTHER COMPREHENSIVE INCOME	(1,221)	119	(410)
Items that may be reclassified subsequently to profit or loss	(363)	421	(348)
Hedging instruments (items not designated)	—	—	—
Revaluation gains (losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Debt instruments at fair value with changes in other comprehensive income	(316)	723	(634)
Revaluation gains (losses)	244	697	(135)
Amounts transferred to income statement	(560)	(592)	(499)
Other reclassifications	—	618	—
Cash flow hedges:	(206)	(117)	137
Revaluation gains/(losses)	(239)	(205)	153
Amounts transferred to income statement	33	88	(16)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	—	—	—
Exchange differences	—	—	—
Non-current assets held for sale	—	—	—
Income tax	159	(185)	149
Items that will not be reclassified to profit or loss:	(858)	(302)	(62)
Actuarial gains/(losses) on pension plans	(77)	(327)	43
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(796)	(135)	(78)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	4	44	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	(4)	(44)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	4	2	—
Income tax relating to items that will not be reclassified	11	158	(27)
TOTAL COMPREHENSIVE INCOME	(4,778)	3,649	2,891

Annual report 2020	Contents
Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2020, 2019 and 2018.

	Year ended
CONDENSED CASH FLOW STATEMENTS (Parent company only)	31 December 2020	31 December 2019	31 December 2018
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	(3,557)	3,530	3,301
Adjustments to profit	12,938	2,206	11,576
Net increase/decrease in operating assets	7,513	(13,370)	(17,566)
Net increase/decrease in operating liabilities	21,199	45	13,411
Reimbursements/payments of income tax	(251)	743	(279)
Total net cash flows from operating activities (1)	37,842	(6,846)	10,443

2. Cash flows from investing activities
Investments (-)	(8,001)	(7,094)	(1,472)
Divestments (+)	4,738	1,952	10,197
Total net cash flows from investment activities (2)	(3,263)	(5,142)	8,725

3. Cash flows from financing activities
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	615	829	805
Acquisition of own equity instruments	(615)	(829)	(816)
Issuance of debt securities	3,722	1,056	2,750
Redemption of debt securities	(2,348)	(4,578)	(827)
Dividends paid	—	(3,773)	(3,118)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(287)	(382)	(2)
Total net cash flows from financing activities (3)	1,087	(7,677)	(1,208)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(576)	205	237

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	35,090	(19,460)	18,197
Cash and cash equivalents at beginning of period	32,471	51,931	33,734
Cash and cash equivalents at end of period	67,561	32,471	51,931
54.2 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of December 31, 2020 2019 and 2018

	2020	2019	2018
	(Millions of Euros)
Preference shares	196	321	345
Preferred securities	7,425	7,709	9,717
Total at period-end	7,621	8,030	10,063
Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost - Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2020, 2019 and 2018.
Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.
Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc.
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

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees.

Santander Finance Preferred, S.A. (Unipersonal)- issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.
For further information, see note 23.c.

	Outstanding at 31 December 2020
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 31 December 2020
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate		Maturity date

Banco Santander, S.A.
Banco Santander, S.A., September 2014	Euro	1,500.0	6.250%	(B)	Perpetuity
Banco Santander, S.A., April 2017	Euro	750.0	6.750%	(C)	Perpetuity
Banco Santander, S.A., September 2017	Euro	1,000.0	5.250%	(D)	Perpetuity
Banco Santander, S.A., March 2018	Euro	1,500.0	4.750%	(E)	Perpetuity
Banco Santander, S.A., February 2019	US Dollar	1,200.0	7.500%	(F)	Perpetuity
Banco Santander, S.A., January 2020	Euro	1,500.0	4.375%	(G)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007	Pounds Sterling	4.9	7.010%		Perpetuity

A. From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B. Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first seven years . After that, it will be reviewed by applying a margin of 564 basis points on the 5-year Mid-Swap Rate.
C. Payment is subject to certain conditions and to the discretion of the Bank. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the 5-year Mid-Swap Rate.
D. Payment is subject to certain conditions and to the discretion of the Bank. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the 5-year Mid-Swap Rate.
E. Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 409.7 basis points on the Mid-Swap Rate.
F. Payment is subject to certain conditions and to the discretion of the Bank. The 7.50% interest rate is set for the first seven years. After that, it will be reviewed every 5 years by applying a margin of 489.9 basis point on the Mid-Swap Rate.
    G. Payment is subject to certain conditions and to the discretion of the Bank. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis point on the 5-year Mid-Swap Rate.

Annual report 2020	Contents

Appendix

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Appendix I

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
A & L CF (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	Holding company
Abbey Covered Bonds (Holdings) Limited	United Kingdom	-	(a)	-	-	Securitization
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Abbey Covered Bonds LLP	United Kingdom	-	(a)	-	-	Securitization
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	Financial services
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	Holding company
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	Holding company
Aduro S.A.	Uruguay	0.00%	100.00%	100.00%	-	Payments and collections services
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	Holding company
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
ALIL Services Limited (b)	Isle of Man	0.00%	100.00%	100.00%	100.00%	Services
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	Holding company
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Alliance & Leicester Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Alternative Leasing, FIL	Spain	99.99%	0.00%	99.99%	-	Investment fund
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Holding company
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Services
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Services
Arcaz - Sociedade Imobiliária Portuguesa, Lda.	Portugal	0.00%	99.91%	100.00%	100.00%	Inactive
Argenline S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	Finance company
Asto Digital Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Athena Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Atlantes Azor No. 1	Portugal	-	(a)	-	-	Securitization
Atlantes Azor No. 2	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 2	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 3	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 4	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 5	Portugal	-	(a)	-	-	Securitization
Atlantes Mortgage No. 7	Portugal	-	(a)	-	-	Securitization
Atual - Fundo de Invest Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.99%	100.00%	-	Investment fund
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Financial services
Auto ABS Belgium Loans 2019, SA/NV	Belgium	-	(a)	-	-	Securitization
Auto ABS DFP Master Compartment France 2013	France	-	(a)	-	-	Securitization
Auto ABS French Lease Master Compartiment 2016	France	-	(a)	-	-	Securitization
Auto ABS French Leases 2018	France	-	(a)	-	-	Securitization
Auto ABS French Loans Master	France	-	(a)	-	-	Securitization
Auto ABS French LT Leases Master	France	-	(a)	-	-	Securitization
Auto ABS Italian Balloon 2019-1 S.R.L.	Italy	-	(a)	-	-	Securitization
Auto ABS Italian Loans 2018-1 S.R.L.	Italy	-	(a)	-	-	Securitization
Auto ABS Italian Rainbow Loans 2020-1 S.R.L.	Italy	-	(a)	-	-	Securitization

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Auto ABS Spanish Loans 2018-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Auto ABS Spanish Loans 2020-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Auto ABS Swiss Leases 2013 GmbH	Switzerland	-	(a)	-	-	Securitization
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans 2017 Plc	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans 2019 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans 2019 Plc	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Auto ABS UK Loans PLC	United Kingdom	-	(a)	-	-	Securitization
Autodescuento, S.L.	Spain	0.00%	93.89%	93.89%	93.89%	Vehicles purchase
Autohaus24 GmbH	Germany	0.00%	46.95%	100.00%	-	Renting
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	IT services
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Intercontinental, A.I.E.	Spain	99.97%	0.03%	100.00%	100.00%	Renting
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Santillana, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Renting
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Finance company
Azor Mortgages PLC	Ireland	-	(a)	-	-	Securitization
Banca PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	Banking
Banco Bandepe S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Banking
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.99%	50.00%	50.00%	Banking
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Banking
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.99%	50.00%	50.00%	Banking
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	Banking
Banco Santander (Brasil) S.A.	Brazil	0.04%	89.95%	90.58%	90.52%	Banking
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	91.79%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	92.47%	100.00%	100.00%	Holding company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	92.68%	100.00%	100.00%	Finance company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	16.68%	75.11%	91.80%	91.77%	Banking
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	Banking
Banco Santander Río S.A.	Argentina	0.00%	99.31%	99.26%	99.25%	Banking
Banco Santander S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	Banking
Banco Santander Totta, S.A.	Portugal	0.00%	99.86%	99.96%	99.96%	Banking
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
BEN Benefícios e Serviços S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Payment services
Bilkreditt 6 Designated Activity Company (b)	Ireland	-	(a)	-	-	Securitization
Bilkreditt 7 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Finance company
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Canyon Multifamily Impact Fund IV LLC	United States	0.00%	98.00%	98.00%	98.00%	Real estate
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Finance company
Carfax (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	Insurance brokerage
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	Holding company
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	Finance company
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	Securities company
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Cater Allen Lloyd's Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
CCAP Auto Lease Ltd.	United States	0.00%	80.24%	100.00%	100.00%	Leasing
Centro de Capacitación Santander, A.C.	Mexico	0.00%	91.79%	100.00%	100.00%	Non-profit institute
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Aircraft rental

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Chrysler Capital Auto Funding I LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Auto Funding II LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Auto Receivables LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Master Auto Receivables Funding 4 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	85.00%	100.00%	100.00%	Collection services
Community Development and Affordable Housing Fund LLC (g)	United States	0.00%	96.00%	96.00%	-	Asset management
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	Banking
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	Banking
Comunidad Laboral Trabajando Argentina S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Services
Comunidad Laboral Trabajando Iberica, S.L. Unipersonal, en liquidación (b)	Spain	0.00%	100.00%	100.00%	100.00%	Services
Consulteam Consultores de Gestão, Lda.	Portugal	100.00%	0.00%	100.00%	100.00%	Real estate
Consumer Lending Receivables LLC	United States	0.00%	80.24%	100.00%	100.00%	Securitization
Crawfall S.A. (b)	Uruguay	100.00%	0.00%	100.00%	100.00%	Services
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Reinsurances
Decarome, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Finance company
Deva Capital Advisory Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Holding Company, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Deva Capital Investment Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Deva Capital Management Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Servicer Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Digital Procurement Holdings N.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Holding company
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	Cards
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Dirgenfin, S.L., en liquidación (b)	Spain	0.00%	100.00%	100.00%	100.00%	Real estate development
Drive Auto Receivables Trust 2016-C	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-A	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2017-B	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	Securitization

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2019-1	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2019-2	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2019-3	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2019-4	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2020-1	United States	-	(a)	-	-	Securitization
Drive Auto Receivables Trust 2020-2	United States	-	(a)	-	-	Securitization
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Electrolyser, S.A. de C.V.	Mexico	0.00%	91.79%	100.00%	100.00%	Services
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	Inactive
Esfera Fidelidade S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Services
Evidence Previdência S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Insurance
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	Finance company
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Finance company
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Fondation Holding Auto ABS Belgium Loans	Belgium	-	(a)	-	-	Securitization
Fondo de Titulización de Activos RMBS Santander 1	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos RMBS Santander 2	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos RMBS Santander 3	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	-	(a)	-	-	Securitization

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	-	(a)	-	-	Securitization
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	-	(a)	-	-	Securitization
Fondo de Titulización PYMES Santander 13	Spain	-	(a)	-	-	Securitization
Fondo de Titulización PYMES Santander 14	Spain	-	(a)	-	-	Securitization
Fondo de Titulización PYMES Santander 15	Spain	-	(a)	-	-	Securitization
Fondo de Titulización RMBS Santander 4	Spain	-	(a)	-	-	Securitization
Fondo de Titulización RMBS Santander 5	Spain	-	(a)	-	-	Securitization
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	-	(a)	-	-	Securitization
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	-	(a)	-	-	Securitization
Fondo de Titulización Santander Financiación 1	Spain	-	(a)	-	-	Securitization
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	Fund management company
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	Finance company
Fosse (Master Issuer) Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse PECOH Limited	United Kingdom	-	(a)	-	-	Securitization
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Fundo de Investimento em Direitos Creditórios Atacado- Não Padronizado	Brazil	-	(a)	-	-	Investment fund
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V – Não padronizado	Brazil	-	(a)	-	-	Investment fund
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	-	(a)	-	-	Investment fund
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Securitization
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Accounting services
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Services
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collections services
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Electricity production
Gestión de Inversiones JILT, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Gestora de Procesos S.A. en liquidación (b)	Peru	0.00%	100.00%	100.00%	100.00%	Holding company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Payment services
Global Vosgos, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	-	Holding company
Golden Bar (Securitisation) S.R.L.	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2016-1	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2018-1	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2019-1	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2020-1	Italy	-	(a)	-	-	Securitization
Golden Bar Stand Alone 2020-2	Italy	-	(a)	-	-	Securitization
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	Holding company
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
GTS El Centro Equity Holdings, LLC	United States	0.00%	58.40%	58.40%	57.40%	Holding company
GTS El Centro Project Holdings, LLC	United States	0.00%	58.40%	100.00%	100.00%	Holding company
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Automotive
Hipototta No. 13	Portugal	-	(a)	-	-	Securitization
Hipototta No. 4 FTC	Portugal	-	(a)	-	-	Securitization
Hipototta No. 4 plc	Ireland	-	(a)	-	-	Securitization
Hipototta No. 5 FTC	Portugal	-	(a)	-	-	Securitization
Hipototta No. 5 plc	Ireland	-	(a)	-	-	Securitization
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Holding company
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
HQ Mobile Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Internet technology
Hyundai Capital Bank Europe GmbH	Germany	0.00%	51.00%	51.00%	51.00%	Banking
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-commerce
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Interfinance Holanda B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Marítimas del Mediterráneo, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Inactive
Isar Valley S.A.	Luxembourg	-	(a)	-	-	Securitization

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	Finance company
Klare Corredora de Seguros S.A.	Chile	0.00%	33.63%	50.10%	50.10%	Insurance brokerage
Landcompany 2020, S.L.	Spain	17.22%	82.78%	100.00%	100.00%	Real estate management
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton PECOH Limited	United Kingdom	-	(a)	-	-	Securitization
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Langton Securities Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	Agricultural holding
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Factoring
Luri 1, S.A., en liquidación (b) (e)	Spain	46.00%	0.00%	46.00%	46.00%	Real estate
Luri 6, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate investment
MAC No. 1 Limited	United Kingdom	-	(a)	-	-	Mortgage credit company
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	Real estate
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	Financial advisory
Mercury Trade Finance Solutions, S.A. de C.V.	Mexico	0.00%	50.10%	100.00%	-	IT services
Mercury Trade Finance Solutions, S.L.	Spain	0.00%	50.10%	50.10%	-	IT services
Mercury Trade Finance Solutions, S.p.A.	Chile	0.00%	50.10%	100.00%	-	IT services
Merlion Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Moneybit, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Motor 2015-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Motor 2016-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Motor 2017-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitization
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Motor Securities 2018-1 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Mouro Capital I LP	United Kingdom	0.00%	100.00%	100.00%	-	Investment fund
Multiplica SpA	Chile	0.00%	100.00%	100.00%	100.00%	Payment services
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Finance company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Trans Wind, S.L. (b)	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing

Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
NeoAuto S.A.C.	Peru	0.00%	55.00%	55.00%	-	Vehicles purchase by internet
Newcomar, S.L., en liquidación (b)	Spain	40.00%	40.00%	80.00%	80.00%	Real estate
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	Securities investment
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.63%	78.74%	78.74%	Investment fund
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-commerce
Open Bank Argentina S.A.	Argentina	0.00%	99.66%	100.00%	-	Banking
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	57.20%	54.10%	54.10%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	44.49%	51.93%	51.57%	Fund management company
PagoFX Europe S.A.	Belgium	0.00%	100.00%	100.00%	100.00%	Payment services
PagoFX HoldCo, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
PagoFX UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payment services
PagoNxt Merchant Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
PagoNxt, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Holding company
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Holding company
PBD Germany Auto 2018 UG (Haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
PBD Germany Auto Lease Master 2019	Luxembourg	-	(a)	-	-	Securitization
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Holding company
Phoenix C1 Aviation Designated Activity Company	Ireland	-	(a)	-	-	Renting
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Leasing
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Popular Spain Holding de Inversiones, S.L.U.	Spain	100.00%	0.00%	100.00%	40.00%	Insurance
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	Internet

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Internet
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.99%	100.00%	100.00%	Investment fund
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Banking
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	Banking
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.22%	100.00%	100.00%	Finance company
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.22%	50.00%	50.00%	Finance company
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Financial Services Nederland B.V.	Netherlands	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	100.00%	Renting
PSRT 2018-A	United States	-	(a)	-	-	Securitization
PSRT 2019-A	United States	-	(a)	-	-	Securitization
Punta Lima Wind Farm, LLC	United States	0.00%	100.00%	100.00%	100.00%	Electricity production
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Return Capital Serviços de Recuperação de Créditos S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Collection services
Return Gestão de Recursos S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Fund management company
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	Inactive
Roc Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Roc Shipping One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Rojo Entretenimento S.A.	Brazil	0.00%	85.13%	94.60%	94.60%	Services
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
SAM Investment Holdings, S.L.	Spain	92.37%	7.62%	100.00%	100.00%	Fund management
SAM UK Investment Holdings Limited (b)	United Kingdom	92.37%	7.63%	100.00%	100.00%	Holding company
SANB Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	Finance company
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Holding company
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
Santander (CF Trustee) Limited	United Kingdom	-	(a)	-	-	Asset management
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Asset management
Santander Ahorro Inmobiliario 1, S.A.	Spain	98.53%	0.00%	98.53%	98.53%	Real estate rental
Santander Ahorro Inmobiliario 2, S.A.	Spain	99.91%	0.00%	99.91%	99.91%	Real estate rental

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Alternatives SICAV RAIF	Luxembourg	0.00%	100.00%	100.00%	-	Investment company
Santander Asesorías Financieras Limitada	Chile	0.00%	67.44%	100.00%	100.00%	Securities company
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Management - S.G.O.I.C., S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	Securities investment
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Management
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Advisory
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking
Santander Bank Polska S.A.	Poland	67.41%	0.00%	67.41%	67.47%	Banking
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	Banking
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	Services
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Securities investment
Santander Brasil Tecnologia S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	IT services
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Venture capital
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Investment company
Santander Capitalização S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Insurance
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Chile Holding S.A.	Chile	22.11%	77.73%	99.84%	99.84%	Holding company
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	Advisory
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L4 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L5 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2019-B1 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2019-L2 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2019-L3 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2020-B1 LLC	United States	0.00%	80.24%	100.00%	-	Finance company
Santander Consumer Auto Receivables Funding 2020-L1 LLC	United States	0.00%	80.24%	100.00%	-	Finance company
Santander Consumer Auto Receivables Funding 2020-L2 LLC	United States	0.00%	80.24%	100.00%	-	Finance company
Santander Consumer Auto Receivables Grantor Trust 2021-A	United States	-	(a)	-	-	Inactive
Santander Consumer Auto Receivables Grantor Trust 2021-B	United States	-	(a)	-	-	Inactive
Santander Consumer Auto Receivables Trust 2021-A	United States	-	(a)	-	-	Inactive
Santander Consumer Auto Receivables Trust 2021-B	United States	-	(a)	-	-	Inactive
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Poland	0.00%	80.44%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Belgium	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Benelux B.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT
Santander Consumer Finance Limitada	Chile	49.00%	34.23%	100.00%	100.00%	Finance company
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Schweiz AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Finance, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Consumer Financial Solutions Sp. z o.o.	Poland	0.00%	80.44%	100.00%	-	Leasing
Santander Consumer Finanse Sp. z o.o. (b)	Poland	0.00%	80.44%	100.00%	100.00%	Services
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	80.24%	100.00%	100.00%	Services
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	Insurance intermediary

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	80.44%	100.00%	100.00%	Leasing
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Receivables 10 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Receivables 11 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Receivables 3 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Receivables 7 LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Receivables Funding LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer S.A.	Argentina	0.00%	99.32%	100.00%	100.00%	Finance company
Santander Consumer S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Financial advisory
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Spain Auto 2019-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Santander Consumer Spain Auto 2020-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT services
Santander Consumer USA Holdings Inc.	United States	0.00%	80.24%	80.24%	72.40%	Holding company
Santander Consumer USA Inc.	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Consumo 3, F.T.	Spain	-	(a)	-	-	Securitization
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	91.79%	100.00%	100.00%	Cards
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	Insurance brokerage
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	Securities company
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Securities company
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Holding company
Santander Customer Voice, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Services
Santander de Titulización, S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	Fund management company
Santander Digital Assets, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Drive Auto Receivables LLC	United States	0.00%	80.24%	100.00%	100.00%	Finance company
Santander Drive Auto Receivables Trust 2016-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	Securitization

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2019-1	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2019-2	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2019-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2020-1	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2020-2	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2020-3	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2020-4	United States	-	(a)	-	-	Securitization
Santander Drive Auto Receivables Trust 2021-1	United States	-	(a)	-	-	Inactive
Santander Drive Auto Receivables Trust 2021-2	United States	-	(a)	-	-	Inactive
Santander Drive Auto Receivables Trust 2021-3	United States	-	(a)	-	-	Inactive
Santander Drive Auto Receivables Trust 2021-4	United States	-	(a)	-	-	Inactive
Santander Energías Renovables I, S.C.R., S.A.	Spain	49.48%	10.19%	59.66%	59.66%	Venture capital
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander España Merchant Services, Entidad de Pago, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Payment services
Santander España Servicios Legales y de Cumplimiento, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Santander F24 S.A.	Poland	0.00%	67.41%	100.00%	100.00%	Finance company
Santander Facility Management España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	Factoring
Santander Factoring Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Financial services
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Factoring
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Financial Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Finanse Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Financial services
Santander Fintech Holdings, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Fundo de Investimento Santillana Multimercado Crédito Privado Investimento No Exterior	Brazil	-	(a)	-	-	Investment fund
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	89.10%	100.00%	100.00%	Investment fund
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	Financial services
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Real estate management
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Global Operations, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Global Services S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Sports activity
Santander Global Technology Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Global Trade Platform Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT services
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitization
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.99%	100.00%	100.00%	Real estate
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	Holding company
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	91.79%	100.00%	100.00%	Finance company
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Asset management
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance brokerage
Santander International Products, Plc. (d)	Ireland	99.99%	0.01%	100.00%	100.00%	Finance company
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Investments GP 1 S.à.r.l.	Luxembourg	0.00%	100.00%	100.00%	-	Fund management

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Inwestycje Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Securities company
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Lease, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Santander Leasing Poland Securitization 01 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Leasing S.A.	Poland	0.00%	67.41%	100.00%	100.00%	Leasing
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.99%	100.00%	99.99%	Leasing
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Mortgage credit company
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance intermediary
Santander Merchant Platform Operations, S.A. de C.V.	Mexico	0.00%	95.98%	100.00%	-	Financial services
Santander Merchant Platform Services, S.A. de C.V.	Mexico	0.00%	95.98%	100.00%	-	Financial services
Santander Merchant Platform SoluçõesTecnológicas Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Santander Merchant Platform Solutions México, S.A. de C.V.	Mexico	0.00%	95.98%	100.00%	-	Holding company
Santander Merchant Platform Solutions S.A.	Argentina	0.00%	99.66%	100.00%	-	Payment methods
Santander Merchant Platform Solutions Uruguay S.A.	Uruguay	0.00%	100.00%	100.00%	-	Payment methods
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Santander Paraty Qif PLC	Ireland	0.00%	89.99%	100.00%	100.00%	Investment company
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	Pension fund management company
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Pension fund management company
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	Fund management company
Santander Private Banking s.p.a. in Liquidazione (b)	Italy	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Real estate
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Retail Auto Lease Funding LLC	United States	0.00%	80.24%	100.00%	100.00%	Securitization
Santander Retail Auto Lease Trust 2018-A	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2019-A	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2019-B	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2019-C	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2020-A	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2020-B	United States	-	(a)	-	-	Securitization
Santander Retail Auto Lease Trust 2021-A	United States	-	(a)	-	-	Inactive
Santander Retail Auto Lease Trust 2021-B	United States	-	(a)	-	-	Inactive
Santander Revolving Auto Loan Trust 2019-A	United States	-	(a)	-	-	Securitization
Santander Revolving Auto Loan Trust 2021-A	United States	-	(a)	-	-	Inactive
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	Services
Santander Río Valores S.A.	Argentina	0.00%	99.35%	100.00%	100.00%	Securities company
Santander RMBS 6, Fondo de Titulización	Spain	-	(a)	-	-	Securitization
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	Fund management company
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	91.79%	100.00%	100.00%	Services
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	91.79%	100.00%	100.00%	Financial services
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT services
Santander Tecnología Argentina S.A.	Argentina	0.00%	99.35%	100.00%	100.00%	IT services
Santander Tecnologia e Inovação Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	IT services
Santander Tecnología España, S.L.U.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Tecnología México, S.A. de C.V.	Mexico	0.00%	91.79%	100.00%	100.00%	IT services
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.91%	100.00%	100.00%	Insurance
Santander Totta, SGPS, S.A.	Portugal	99.85%	0.06%	99.91%	99.91%	Holding company

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	33.70%	100.00%	100.00%	Fund management company
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	Finance company
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT services
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	-	(a)	-	-	Securitization
Santander Wealth Management International SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Asset management
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	Holding company
SC Austria Finance 2013-1 S.A.	Luxembourg	-	(a)	-	-	Securitization
SC Austria Finance 2020-1 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Auto 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Auto 2019-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Consumer 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Mobility 2019-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany S.A.	Luxembourg	-	(a)	-	-	Securitization
SC Germany S.A., Compartment Consumer 2020-1	Luxembourg	-	(a)	-	-	Securitization
SC Germany S.A., Compartment Mobility 2020-1	Luxembourg	-	(a)	-	-	Securitization
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitization
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	-	(a)	-	-	Securitization
SC Poland Consumer 16-1 Sp. z o.o.	Poland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto I Limited (b)	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto II Limited	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto IX Limited	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto VII Limited	Ireland	-	(a)	-	-	Securitization
SCF Ajoneuvohallinto VIII Limited	Ireland	-	(a)	-	-	Securitization

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate management
SCF Rahoituspalvelut I Designated Activity Company (b)	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut II Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut IX DAC	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut VII Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SCF Rahoituspalvelut VIII Designated Activity Company	Ireland	-	(a)	-	-	Securitization
SCM Poland Auto 2019-1 DAC	Ireland	-	(a)	-	-	Securitization
SDMX Superdigital, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	-	Payment platform
Secucor Finance 2013-I Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Security
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	Finance company
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	Electricity production
Silk Finance No. 5	Portugal	-	(a)	-	-	Securitization
Sixt Leasing (Schweiz) AG	Switzerland	0.00%	46.95%	100.00%	-	Renting
Sixt Leasing GmbH	Austria	0.00%	46.95%	100.00%	-	Renting
Sixt Leasing SE	Germany	0.00%	46.95%	92.07%	-	Leasing
Sixt Location Longue Durée S.à.R.L.	France	0.00%	46.95%	100.00%	-	Renting
Sixt Mobility Consulting AG	Switzerland	0.00%	46.95%	100.00%	-	Consulting services
Sixt Mobility Consulting B.V.	Netherlands	0.00%	46.95%	100.00%	-	Consulting services
Sixt Mobility Consulting GmbH	Germany	0.00%	46.95%	100.00%	-	Consulting services
Sixt Mobility Consulting Österreich GmbH	Austria	0.00%	46.95%	100.00%	-	Consulting services
Sixt Mobility Consulting S.à.R.L.	France	0.00%	46.95%	100.00%	-	Consulting services
SMPS Merchant Platform Solutions México, S.A de C.V	Mexico	0.00%	95.98%	100.00%	-	Collection and payment services
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Appraisals
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	0.00%	67.12%	100.00%	-	Collection and payment services
Socur S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Sol Orchard Imperial 1 LLC	United States	0.00%	58.40%	100.00%	100.00%	Electricity production
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Spirit Limited (f)	Bermudas	0.00%	100.00%	100.00%	100.00%	Leasing
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Securities investment
Summer Empreendimentos Ltda.	Brazil	0.00%	89.99%	100.00%	-	Real estate management
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Superdigital Argentina S.A.U.	Argentina	0.00%	100.00%	100.00%	-	IT services
Superdigital Colombia S.A.S.	Colombia	0.00%	99.97%	99.97%	-	IT services
Superdigital Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Superdigital Perú S.A.C.	Peru	0.00%	100.00%	100.00%	-	Financial services
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	Intermediation
Svensk Autofinans WH 1 Designated Activity Company	Ireland	-	(a)	-	-	Securitization
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Holding company
SXT Dienstleistungen GmbH & Co. KG	Germany	0.00%	46.95%	100.00%	-	Services
SXT Leasing Verwaltungs GmbH	Germany	0.00%	46.95%	100.00%	-	Portfolio management
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Holding company
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	Holding company
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Restaurant services
Tikgi Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Time Retail Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
TIMFin S.p.A.	Italy	0.00%	51.00%	51.00%	-	Finance company
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	89.99%	100.00%	100.00%	Telemarketing
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	99.99%	Advisory services
Totta (Ireland), PLC	Ireland	0.00%	99.86%	100.00%	100.00%	Finance company

Annual report 2020	Contents

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Real estate
Trabajando.com Mexico, S.A. de C.V. en liquidación (b)	Mexico	0.00%	100.00%	100.00%	99.87%	Services
Trabajando.com Perú S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Services
Trade Maps 3 Hong Kong Limited	Hong Kong	-	(a)	-	-	Securitization
Trade Maps 3 Ireland Limited (b)	Ireland	-	(a)	-	-	Securitization
Trans Rotor Limited (b)	United Kingdom	100.00%	0.00%	100.00%	100.00%	Renting
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Leasing
Tresmares Growth Fund Santander, SCR, S.A.	Spain	100.00%	0.00%	100.00%	-	Holding company
Tresmares Santander Direct Lending, SICC, S.A.	Spain	99.60%	0.00%	99.60%	-	Fund management
Tuttle and Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collections services
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Internet
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.84%	Internet
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Internet
Universia España Red de Universidades, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	Internet
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Internet
Universia Perú, S.A.	Peru	0.00%	100.00%	100.00%	99.73%	Internet
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Internet
Uro Property Holdings, SOCIMI, S.A.	Spain	99.99%	0.00%	99.99%	22.77%	Real estate
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Financial services
Wave Holdco, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Advisory
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Leasing
a.Companies over which effective control is exercised.
b.Company in liquidation as at 31 December 2020.
c.Pursuant to Article 3 of Royal Decree 1159/ 2010, of 17 September, approving the rules for the preparation of consolidated annual accounts, in order to determine the voting rights, voting rights held directly by the parent company have been added to those held by subsidiaries or other persons acting in their own name but on behalf of a Group company. For these purposes, the number of votes corresponding to the parent company, in relation to its indirect subsidiaries, is that corresponding to the subsidiary which has a direct holding in the share capital of the latter.
d.Company with Tax Residence in Spain.
e.See note 2.b.i.
f.Company with Tax Residence in the United Kingdom.
g.Company recently incorporated to the Group, with no available accounts.
1.The companies issuing preference shares and participating interests are listed in Annex III, together with other relevant information.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Appendix II

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Abra 1 Limited (f)	Caymand Island	-	(e)	-	-	Leasing	Joint venture
Achmea Tussenholding, B.V.	Netherlands	8.89%	0.00%	8.89%	-	Holding company	—
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	Payment and collection services	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	Insurance	Joint venture
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	Insurance	Joint venture
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (b)	Portugal	0.00%	19.97%	20.00%	20.00%	Inactive	—
Aguas de Fuensanta, S.A. (f)	Spain	36.78%	0.00%	36.78%	36.78%	Food	—
Alcuter 2, S.L. (f)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—
Altamira Asset Management, S.A.	Spain	0.00%	15.00%	15.00%	15.00%	Real estate	—
Apolo Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	30.00%	33.33%	33.33%	Investment fund	Joint venture
Arena Communications Network, S.L. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Advertising	Associated
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.11%	5.11%	5.11%	Banking	—
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	14.17%	Motorway concession	—
Aviva Powszechne Towarzystwo Emerytalne Aviva Santander S.A.	Poland	0.00%	6.74%	10.00%	10.00%	Pension fund management	—
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.74%	10.00%	10.00%	Insurance	—
Banco RCI Brasil S.A.	Brazil	0.00%	35.90%	39.89%	39.89%	Banking	Joint venture
Banco S3 Caceis México, S.A., Institución de Banca Múltiple	Mexico	0.00%	50.00%	50.00%	50.00%	Banking	Joint venture
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	Finance company	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.54%	0.00%	6.54%	6.54%	Banking	—
CACEIS (consolidado)	France	0.00%	30.50%	30.50%	30.50%	Custody services	Associated
Câmara Interbancária de Pagamentos - CIP	Brazil	0.00%	15.88%	17.65%	17.61%	Payment and collection services	—
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Venture capital	Associated
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	Real estate services	Joint venture
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	Payment and collection services	Associated

Annual report 2020	Contents

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Technology	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	Insurance brokerage	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	Insurance brokerage	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	Services	Associated
Comder Contraparte Central S.A	Chile	0.00%	8.37%	12.47%	12.45%	Financial services	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	Financial services	Joint venture
Compañía Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.18%	0.00%	20.18%	20.18%	Finance company	—
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	23.88%	Credit insurance	—
Compañía Española de Viviendas en Alquiler, S.A.	Spain	24.07%	0.00%	24.07%	24.07%	Real estate	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (b)	Spain	21.98%	0.00%	21.98%	21.98%	Real estate development	—
Condesa Tubos, S.L.	Spain	32.21%	0.00%	36.21%	36.21%	Services	—
Connecting Visions Ecosystems, S.L.	Spain	19.90%	0.00%	19.90%	-	Consulting services	Joint venture
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.54%	27.58%	27.58%	Cork industry	—
Corridor Texas Holdings LLC (consolidado)	United States	0.00%	36.30%	36.30%	33.60%	Holding company	—
Ebury Partners Limited (consolidado) (a)	United Kingdom	0.00%	45.45%	45.45%	6.39%	Payment services	Associated
Eko Energy Sp. z o.o (b)	Poland	0.00%	13.13%	22.00%	21.99%	Electricity production	—
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Payment services	Associated
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (b)	Portugal	0.00%	36.57%	36.62%	36.62%	Real estate	—
Federal Reserve Bank of Boston	United States	0.00%	25.73%	25.73%	23.56%	Banking	—
Fondo de Titulización de Activos UCI 11	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización de Activos UCI 14	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización de Activos UCI 15	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización de Activos UCI 16	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización de Activos UCI 17	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización Hipotecaria UCI 10	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización Hipotecaria UCI 12	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado II	Spain	-	(e)	-	-	Securitizations	Joint venture

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Fondo de Titulización, RMBS Prado III	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado IV	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado V	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado VI	Spain	-	(e)	-	-	Securitizations	Joint venture
Fondo de Titulización, RMBS Prado VII	Spain	-	(e)	-	-	Securitizations	Joint venture
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	Finance company	Joint venture
Fremman limited	United Kingdom	33.00%	0.00%	4.99%	-	Finance company	Associated
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	18.00%	20.00%	20.00%	Collection services	Joint venture
Gire S.A.	Argentina	0.00%	57.93%	58.33%	58.33%	Payment and collection services	Associated
HCUK Auto Funding 2017-2 Ltd	United Kingdom	-	(e)	-	-	Securitizations	Joint venture
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	22.37%	Real estate	—
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Finance company	Joint venture
Hyundai Corretora de Seguros Ltda.	Brazil	0.00%	44.99%	50.00%	50.00%	Insurance brokerage	Joint venture
Imperial Holding S.C.A. (b)	Luxemborg	0.00%	36.36%	36.36%	36.36%	Securities investment	—
Imperial Management S.à r.l. (b)	Luxemborg	0.00%	40.20%	40.20%	40.20%	Holding company	—
Índice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	Information system	Joint venture
Inmoalemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	Holding company	—
Innohub S.A.P.I. de C.V.	Mexico	0.00%	20.00%	20.00%	20.00%	IT services	Associated
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint venture
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint venture
Inversiones en Resorts Mediterraneos, S.L., en liquidación (b)	Spain	0.00%	43.28%	43.28%	43.28%	Real estate	Associated
Inversiones Ibersuizas, S.A.	Spain	25.42%	0.00%	25.42%	25.42%	Venture capital	—
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	Real estate and securities investment	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	Real estate and securities investment	Associated
J.C. Flowers I L.P.	United States	0.00%	10.60%	0.00%	0.00%	Holding company	—
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	Holding company	—
LB Oprent, S.A.	Spain	38.33%	0.00%	38.33%	-	Industrial machinery rent	Associated
Loop Gestão de Pátios S.A.	Brazil	0.00%	32.12%	35.70%	35.70%	Business services	Joint venture
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	Investment fund	Associated

Annual report 2020	Contents

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Mapfre Santander Portugal - Companhia de Seguros, S.A.	Portugal	0.00%	49.94%	49.99%	100.00%	Insurance	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.61%	21.61%	21.60%	Finance company	—
MB Capital Fund IV, LLC	United States	0.00%	21.51%	21.51%	21.51%	Finance company	—
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	19.00%	5.81%	24.81%	22.78%	Real estate investment	Associated
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.52%	49.45%	49.46%	Real estate development	Associated
New PEL S.à r.l. (b)	Luxemborg	0.00%	7.67%	0.00%	0.00%	Holding company	—
NIB Special Investors IV-A LP	Canada	0.00%	99.49%	4.99%	4.99%	Holding company	—
NIB Special Investors IV-B LP	Canada	0.00%	91.89%	4.99%	4.99%	Holding company	—
Niuco 15, S.L. (f)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—
Nowotna Farma Wiatrowa Sp. z o.o	Poland	0.00%	12.97%	21.73%	21.73%	Electricity production	—
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.17%	20.19%	20.19%	Technology	—
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	Finance company	Associated
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	Electricity production	Joint venture
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	Software	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	33.70%	50.00%	50.00%	Management	Associated
Popular Vida 2020, Compañía de Seguros y Reaseguros, S.A.U.	Spain	0.00%	49.00%	49.00%	-	Insurance	Joint venture
Procapital - Investimentos Imobiliários, S.A. (b)	Portugal	0.00%	39.96%	40.00%	40.00%	Real estate	—
Project Quasar Investments 2017, S.L. (consolidado)	Spain	49.00%	0.00%	49.00%	49.00%	Holding company	—
Promontoria Manzana, S.A. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Holding company	Associated
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.99%	50.00%	50.00%	Insurance	Joint venture
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint venture
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint venture
PSA UK Number 1 plc (b)	United Kingdom	0.00%	50.00%	50.00%	50.00%	Leasing	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	Services	Associated
Redsys Servicios de Procesamiento, S.L. (consolidado)	Spain	20.00%	0.06%	20.06%	20.08%	Cards	Associated
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Services	Joint venture
Rías Redbanc S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	Services	—
RMBS Green Belem I	Portugal	-	(e)	-	-	Securitizations	Joint venture
Santander Assurance Solutions, S.A.	Spain	0.00%	73.99%	73.99%	-	Insurance intermediary	Joint venture

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Santander Auto S.A.	Brazil	0.00%	44.99%	50.00%	50.00%	Insurance	Associated
Santander Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.03%	49.00%	49.00%	Insurance	Associated
Santander Aviva Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	33.03%	49.00%	49.00%	Insurance	Associated
Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Securities investment	Joint venture
Santander Caceis Brasil Participações S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
Santander Caceis Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	50.00%	50.00%	50.00%	Finance company	Joint venture
Santander Caceis Latam Holding 1, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
Santander Caceis Latam Holding 2, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint venture
Santander Mapfre Seguros y Reaseguros, S.A.	Spain	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint venture
Sepacon 31, S.L. (f)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	8.37%	12.48%	12.48%	Services	Associated
SIBS-SGPS, S.A.	Portugal	0.00%	16.52%	16.55%	16.56%	Portfolio management	—
Siguler Guff SBIC Fund LP	United States	0.00%	20.00%	20.00%	20.00%	Investment fund	—
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	18.11%	0.00%	18.11%	18.11%	Payment methods	Associated
Sistemas Técnicos de Encofrados, S.A. (consolidado)	Spain	27.15%	0.00%	27.15%	27.15%	Building materials	—
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	45.70%	0.00%	45.70%	42.50%	Payment services	Joint venture
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	25.50%	0.23%	25.73%	25.73%	Financial services	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.21%	Financial services	—
Sociedad Española de Sistemas de Pago, S.A.	Spain	21.32%	0.00%	21.32%	21.32%	Payment services	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	Securities deposit	Associated
Solar Maritime Designated Activity Company	Ireland	-	(e)	-	-	Leasing	Joint venture
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	19.20%	19.20%	21.30%	Electricity production	—
Syntheo Limited (b)	United Kingdom	0.00%	50.00%	50.00%	50.00%	Payment services	—

Annual report 2020	Contents

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.83%	19.81%	19.81%	Security	Associated
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.83%	19.81%	19.81%	Telecommunications	Associated
Tecnologia Bancária S.A.	Brazil	0.00%	17.83%	19.81%	19.81%	ATM	Associated
Teka Industrial, S.A. (consolidado)	Spain	0.00%	9.42%	9.42%	9.42%	Household appliances	—
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	Holding company	Joint venture
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	Services	Associated
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	Cards	Associated
Tresmares Growth Fund II, SCR, S.A.	Spain	40.00%	0.00%	40.00%	-	Holding company	—
Tresmares Growth Fund III, SCR, S.A.	Spain	40.00%	0.00%	40.00%	-	Holding company	—
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Holding company	Joint venture
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Greece	0.00%	50.00%	50.00%	50.00%	Financial services	Joint venture
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	Insurance brokerage	Joint venture
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate services	Joint venture
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	Finance company	Associated
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	Mortgage credit company	Joint venture
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Marketing	Joint venture
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	-	(e)	-	-	Securitizations	Joint venture
Volvo Car Financial Services UK Limited	United Kingdom	0.00%	50.00%	50.00%	-	Leasing	Joint venture
Webmotors S.A.	Brazil	0.00%	62.99%	70.00%	70.00%	Services	Joint venture
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	Insurance	Associated

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Societies of which Grupo Santander owns more than 5% (d) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		% of voting power (c)
Company	Location	Direct	Indirect	Year 2020	Year 2019	Activity	Type of company
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Uruguay S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
a.Grupo Santander has the right to receive 50.38% of the dividends distributed by the company.
b.Company in liquidation as at 31 December 2020.
c.Pursuant to Article 3 of Royal Decree 1159/ 2010, of 17 September, approving the rules for the preparation of consolidated annual accounts, in order to determine the voting rights, voting rights held directly by the parent company have been added to those held by subsidiaries or other persons acting in their own name but on behalf of a group company. For these purposes, the number of votes corresponding to the parent company, in relation to its indirect subsidiaries, is that corresponding to the subsidiary which has a direct holding in the capital of the latter.
d.Excluding the Group companies listed in Appendix I, as well as those which are of negligible interest with respect to the true and fair view that the consolidated accounts must express (in accordance with articles 48 of the Commercial Code and 260 of the Corporate Enterprises Act).
e.Companies over which joint control is maintained.
f.Company with no financial information available.

Annual report 2020	Contents
Appendix III

Issuing subsidiaries of shares and preference shares
		% of ownership held by Banco Santander
Company	Location	Direct	Indirect	Activity
Emisora Santander España, S.A. Unipersonal	Spain	100.00%	0.00%	Finance company
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	Finance company
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	Finance company

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Appendix IV
Notifications of acquisitions and disposals of investments in 2020
With respect to compliance with Article 125 of the Securities Market Law, no communications required under this article were made in 2020.
In relation to the information required by 155 of the Corporate Enterprises Act, on the shareholdings in which Grupo Santander owns more than 10% of the capital of another company, and the successive acquisitions of more than 5% of the share capital, see appendices I, II and III.

Annual report 2020	Contents
Appendix V
Other information on the Group’s banks
Following is certain information on the share capital of the Group’s main banks based on their total assets.
1. Santander UK plc
a)Number of financial equity instruments held by the Group.
At 31 December 2020, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.
On 12 November 2004 Banco Santander, S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of 10p. each. On 12 October 2008 a further 10 billion Ordinary shares of 10p. each were issued to Banco Santander, S.A. and an additional 12,631,375,230 Ordinary shares of 10p. each were issued to Banco Santander, S.A. on 9 January on 2009. On 3 August 2010, 6,934,500,000 Ordinary shares of 10p. each were issued to Santusa Holding, S.L. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L., became the beneficial owner of 31,051,768,866 Ordinary shares of 10p. each, being the entire issued ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of GBP 1.00 each. In addition to this there were 13,780 Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares of GBP 1.00 each which were redeemed and cancelled in their entirety on 24 May 2019. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander, S.A.
b)Capital increases in progress
At 31 December 2020, there were no approved capital increases.
c)Share capital authorised by the shareholders at the general meeting
The shareholders at the Annual General Meeting held on 2 April 2020 resolved to authorise unconditionally the company to carry out the following repurchases of share capital:
(1) To buy back its own 8.625% Sterling Preference shares on the following terms:
(a)The Company may buy back up to 125,000,000 8.625% Sterling Preference shares;
(b)The lowest price which the Company can pay for 8.625% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and
(c)The highest price (not including expenses) which the Company can pay for each 8.625% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.
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
(2) To buy back its own 10.375% Sterling Preference shares on the following terms:
(a)The Company may buy up to 200,000,000 10.375% Sterling Preference shares;
(b)The lowest price which the Company can pay for 10.375% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and
(c)The highest price (not including expenses) which the Company can pay for each 10.375% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.
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
g) Quoted equity instruments
The preference share capital of Santander UK plc is traded on the London Stock Exchange under the following details:
•10.375% Sterling Preference - ISIN: GB0000064393
•8.625% Sterling Preference - ISIN: GB0000044221
2. Santander Financial Services plc
a)Number of financial equity instruments held by the Group
The Group holds ordinary shares amounting to GBP 249,998,000 through Santander UK Group Holdings plc (249,998,000 ordinary shares with a par value of GBP 1 each).
The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK Group Holdings plc, both with a par value of GBP 1 each.
b)Capital increases in progress
No approved capital increases are in progress.
c)Capital authorised by the shareholders at the general meeting
Not applicable.
d)Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e)Specific circumstances that restrict the availability of reserves
Not applicable.
f)Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g)Quoted equity instruments
Not applicable.
3. Banco Santander (Brasil) S.A.
a) Number of financial equity instruments held by the Group
The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L., Banco Santander, S.A..
The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2020 year-end, the bank’s treasury shares consisted of 18,828,962 ordinary shares and 18,828,962 preferred shares, with a total of 37,657,924 shares.
In accordance with current Bylaws (Article 5.7), the preference shares do not confer voting rights on their holders, except under the following circumstances:
a)In the event of transformation, merger, consolidation or spin-off of the company.
b)In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.
c)In the event of an assessment of the assets used to increase the company’s share capital.
The General Assembly may, at any moment decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.
However, the preference shares do have the following advantages (Article 5.6):
a)Their dividends are 10% higher than those distributed to ordinary shares.
b)Priority in the dividends distribution.
c)Participation, on the same terms as ordinary shares, in capital increases resulting from the reserves and profits capitalization and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.
d)Priority in the reimbursement of capital in the event company’s dissolution.
e)In the event of a public offering due to a change in control of the company, the holders of preferred shares are guaranteed the right to sell the shares at the same price paid for the block of shares transferred as part of the change of control, i.e. they are treated the same as shareholders with voting rights.
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
As of 31 December 2020, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).
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
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.

Annual report 2020	Contents
g) Listed capital instruments
All the shares are listed on the São Paulo Stock Exchange ( B3 - Brasil, Bolsa, Balcão) and the shares deposit certificates (American Depositary Receipts - ADR) are listed on the New York Stock Exchange (NYSE).
4. Santander Bank, National Association
a) Number of financial equity instruments held by the Group
At 31 December 2020, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.
b) Capital increases in progress
At 31 December 2020 there were no approved capital increases.
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
On September 6 of 2019 was finalized the period for the exchange offers for up to 1,693,521,302 shares of Banco Santander México that were not held directly or indirectly by Banco Santander, S.A., which represented the 24.95% of the capital stock of Banco Santander México in exchange for up to 570,716,682 shares of Banco Santander, S.A. as a result of the exchange offer Banco Santander, S.A. increased its position in Banco Santander México from 74.96% to 91.64%, with the remaining 8.35% held by minority shareholders or in own shares and 0.01% to Santander Global Facilities, S.A. de C.V..
On June 15, 2020, Gesban México Servicios Administrativos Globales, S.A. de C.V., acquired the 1,340 shares of Banco Santander México owned by Santander Global Facilities, S.A. de C.V.
As a result Grupo Financiero Santander México, S.A. de C.V. ('Grupo Financiero') and Santander Global Facilities, S.A. de C.V. (México), hold 5.087.801.602 shares which represent the 74.97% of the capital stock of Banco Santander México and Banco Santander, S.A. holds 1,132,168,074 shares which represent the 16.68% of such capital stock.
On September 30, 2020, the General Extraordinary Shareholders' Meetings of Banco Santander México and Santander Vivienda, S.A. de C.V., SOFOM E.R., GFSM, were held. In such meetings the merger by absorption of Banco Santander México with Santander Vivienda, S.A. de C.V., SOFOM E.R., GFSM, was approved. This merger did not result in a movement of the share capital of Banco Santander México, since it was a shareholder of 99.99998% of the shares representative of the share capital of Santander Vivienda , S.A. de C.V., SOFOM, E.R., GFSM, and such circumstance results in the material and legal impossibility for Banco Santander México, S.A., Institución de Banca Multiple, Grupo Financiero Santander México to perform the redemption of the shares, since these shares are already integrated into the assets of the merger.

b) Ongoing capital stock increases.
To this date there are not on going capital stock increases.
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
•The authorized capital stock of the Bank is 2,457,508,925.00 Mexican pesos.(Two thousand four hundred fifty seven million five hundred and eight thousand nine hundred and twenty five Mexican pesos), represented by a total of 650,000,000 (six hundred and fifty million) shares with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
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
(i)The Board of Directors on its meeting held on October 22, 2015, was updated regarding the situation of the debt issuance of Banco Santander Mexico, S.A. , which had been previously ratified in the meeting held on October 17, 2013, in order to issue debt for the amount of 6,500 million dollars in local or international markets, for a maximum period of 15 years, senior or subordinated debt including debt instruments qualifying for purposes of capital in accordance with the legislation in force, which can be implemented individually or through several issuance programs.
The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:

Instrument	Type	Term	Amount	Available
Issuance Program of unsecured bonds and unsecured certificates of deposit	Revolving	19-Feb-21	55,000 million Mexican pesos, or its equivalent in UDIs, dollars or any other foreign currency	$25,621 million Mexican pesos
Con t.c. fix according to Banxico 31/Dec/ 2019
Private banking structured bonds Act	Not Revolving*	16-Ago-34	20,000 million Mexican pesos	$4,379 million Mexican pesos
Structured bonds without public offering		16-Feb-32	10,000 million Mexican pesos	$10,000 million Mexican pesos
Senior Bonds	Not Revolving	09-Nov-22	1,000 million American dollars	N/A
Capital Notes AT1	Not Revolving	perpetual	500 million American dollars	N/A
Capital Notes	Not Revolving	1-Oct-2028	1,300 millon American dollars	N/A
Notas Senior 144.ª/RegS	Not Revolving	17-Apr-2025	1,750 millon American dollars	N/A
*    The issuance of the structured private banking bonds isn’t revolving. Once placed the amount laid down in the corresponding brochure a new certificate wll be issued on the authorized amount.

(ii)The Board of Directors on its meeting held on January 27, 2011 approved the general conditions for the senior debt issue among international markets. On October 18, 2012 such issuance was approved on the amount of 500 and 1000 million American dollars, for a term of 5 to 10 years. The issuance was approved with the purpose of obtaining resources to finance the increase in business assets and the liquidity of the Bank. Under these agreements adopted by the Board of Directors, the debt was issued for an amount of 1,000 million American dollars on November 9, 2012.
(iii)On December 27, 2013 Banco Santander México, S.A., issued subordinated notes (subordinated notes 2013) for a total amount of 1,300,000,000 American dollars, in accordance with the capital requirements established in the Basilea III criteria for complementary capital/ Tier 2 at a rate of 5.95% with redemption date of January, 30, 2024. The controlling shareholder, Banco Santander, S.A., agreed to buy 975,000,000 American dollars of such notes equivalent to the 75% of the latter.
Such notes were offered through a private offering only to qualified institutional buyers, in accordance with Rule 144A of the U.S. Securities Act of 1933 and it´s modifications, and outside the U.S. under the Regulation S of the Market Law.

Annual report 2020	Contents
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
On January 30, 2019, Banco Santander México paid off the total remaining due amount of the Subordinated Notes 2013.
On April 17th., 2020, Banco Santander Mexico issued an international Senior Note, due on five years in the global market, on the amount of 1,750 million dollars, with a rate of 5.375 per cent, whereas the demand exceeded three times the placed amount. The due date of such notes will be April 17th, 2025.

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
Not applicable.
6. Banco Santander Totta, S.A
a) Number of equity instruments held by the Group
The Group holds 1,256,189,353 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,241,179,513 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 416,525 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
b) Capital increases in progress
At 31 December 2020, there were no equity increases in progress.
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
7. Santander Consumer Bank AG
a) Number of financial equity instruments held by the Group
At 31 December 2020, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.
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
b) Capital increases in progress
At 31 December 2020, there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Share capital at 31 December 2020 amounted to CLP 891,302,881,691.
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
9. Santander Bank Polska S.A.
a) Number of financial equity instruments held by the Group
At 31 December, 2020, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.
b) Capital increases in progress
At 31 December, 2020, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
There was one share capital increase in 2020 – on 22 June 2020 Annual General Meeting decided to increase the share capital of the Bank in order to settle the Incentive Scheme VI.
The Incentive Scheme VI was introduced on 17 May 2017 when the shareholders resolved to approve the it as an initiative to attract, motivate and retain the Bank’s employees. Delivery of the shares was tied to the achievement of certain targets in the years from 2017 to 2019. The share capital was increased by the amount of PLN 1,010, 090, i.e. 101,009 ordinary bearer O series shares were

Annual report 2020	Contents
issued with the nominal value of PLN 10 each. As of 31 December 2020 the Bank’s share capital amounted to PLN 1,021,893,140 and was divided into 102,189,314 ordinary bearer shares with a nominal value of PLN 10 each.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Non-Group entities, which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix
Appendix VI
Annual banking report
Grupo Santander’s total tax contribution (taxes incurred directly and by third parties, generated in the course of business) is around EUR 14,500 million, including more than EUR 6,400 million in taxes incurred directly (corporate income tax, non-recoverable VAT and other indirect taxes, employer Social Security contributions, payroll taxes and other taxes and levies).
This report complies with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Act 10/2014 of 26 June on the regulation, supervision and capital adequacy of credit institutions.
The criteria used to prepare this report were:
a) Name(s), activities and location
Appendices I to III to the consolidated financial statements contain details of the companies operating in each jurisdiction, including their name(s), location and activities.
Santander main activity in the jurisdictions where operate is commercial banking. The group primarily operates in ten markets through subsidiaries that are autonomous in capital and liquidity. This has clear strategic and regulatory advantages, since it limits the risk of contagion between units, imposes a double layer of global and local oversight, and facilitates crisis management and resolution.
b) Turnover and profit or loss before tax
Turnover in this report is Total income, and profit or loss before tax, Operating profit/(loss) before tax, both as defined and presented in the consolidated income statement that forms part of the consolidated financial statements.
c) Number of full time equivalent employees
The data on full-time equivalent employees stem from the average headcount of each jurisdiction.
d) Tax on profit or loss
In the absence of specific criteria, we have included the amount effectively paid (EUR 2,946 million) in respect of taxes whose effect is recognized under Income tax in the consolidated income statement.
Taxes effectively paid by the companies in each jurisdiction include:
•Supplementary payments relating to income tax returns, usually for prior years.
•Advances,prepayments, withholdings made or borne in respect of tax on profit or loss for the year. Given their nominal amount, we included taxes borne abroad in the jurisdiction of the company that bore them.
•Refunds received with respect to prior years’ returns.
•Where appropriate, the amount payable from assessments and litigation relating to these taxes.
The foregoing form part of the cash flow statement and differ from the corporate income tax expense recognized in the consolidated income statement (EUR 5,632 million or, discounting extraordinary results, EUR 3,516 million, see note 27 and 52.c). This is because each country’s tax regulations establish:
•when taxes must be paid. There is often a mismatch between the payment dates and the generation of the income bearing the tax.
•their own calculation criteria to define temporary or permanent restrictions on expense deduction, exemptions and relief or deferrals of certain income, generating the differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carry forwards from prior years, tax credits and/or relief, etc., must also be added. In certain cases, special regimes such as the tax consolidation of companies in the same jurisdiction are established.
e) Public subsidies
In the context of the legally-required disclosures, this was interpreted as any aid or subsidy in line with the European Commission’s Guidance on the notion of State aid. Grupo Santander did not receive public subsidies in 2020.

Annual report 2020	Contents
The breakdown of information is as follows :

	2020
Jurisdiction	Turnover (million of euros)	Employees	Gross profit or loss before tax (EUR million)[1]	Tax on profit or loss (EUR million)
Germany	1,522	4,519	520	161
Argentina	1,095	8,938	176	104
Austria	173	344	71	16
Bahamas	7	32	—	2
Belgium	88	177	40	6
Brazil[2]	10,519	42,947	3,842	764
Canada	53	189	12	1
Chile	2,226	11,105	815	365
China	21	66	3	—
Colombia	41	240	5	4
Spain[3]	6,675	35,109	(10,158)	342
United States	7,321	15,657	(1,068)	(14)
Denmark	189	238	50	11
Finland	114	172	37	6
France	697	952	355	40
Hong Kong	70	158	2	3
Ireland	(10)	3	(25)	1
Isle of Man	13	58	8	1
Italy	459	872	207	91
Jersey	26	70	10	1
Luxembourg	188	16	181	30
Mexico	3,700	21,177	1,052	189
Norway	258	528	115	49
Netherlands	86	280	32	53
Peru	103	212	51	16
Poland	1,859	13,632	446	267
Portugal	1,342	6,769	412	175
Puerto Rico	8	610	(28)	—
United Kingdom	4,750	22,987	496	204
Singapore	7	13	2	—
Sweden	165	277	53	21
Switzerland	137	251	50	7
Uruguay	377	1,532	160	30
Consolidated Group Total	44,279	190,130	(2,076)	2,946
1.It includes the goodwill impairment losses of EUR 10,100 million recognized by Grupo Santander in 2020 (EUR 7,770 million recognized in Spain and EUR 2,330 million in the United States).
2.Including the information relating to a branch in the Cayman Islands, the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations is EUR 612 million.
3.Includes the Corporate Centre.

At 31 December 2020, the group’s return on assets (ROA) was 0.50%.

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[Page intentionally left blank] 1 of 3

Annual report 2020	Contents

[Page intentionally left blank] 2 of 3

839

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[Page intentionally left blank] 3 of 3

Annual report 2020	Contents

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

841

Auditor's report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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

843

Part 3.
Supplemental information

Table of contents:

845

1. Presentation of financial and other information
Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a “Member State”) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards as previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2017”). Therefore, Grupo Santander (the “Group” or “Santander”) is required to prepare its consolidated financial statements for the years ended 31 December 2020 and 31 December 2019 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017, while previous periods had to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.
In July 2014, the IASB published IFRS9 Financial Instruments - Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on 1 January 2018. As permitted by the regulation, we chose not to re-classify the comparative financial statements. Therefore, periods previous to 1 January 2018 are not comparable. The adoption of Bank of Spain’s Circular 4/2017 modified the breakdown and presentation of certain headings in the 31 December 2018 financial statements, to adapt them to the aforementioned IFRS9. Previous periods have not been restated under this Circular.
Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended 31 December 2020, 2019 and 2018 in accordance with IFRS-IASB. See pages 476, 477 and 478 in Part 2 of this annual report on Form 20-F for the audit report issued by PricewaterhouseCoopers Auditores, S.L.
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
General information
Our consolidated financial statements included in Part 2 of this annual report on Form 20-F are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this annual report. Also, throughout this annual report, when we refer to:
•“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•“dollars”, “USD”, “US$” or “$”, we mean United States dollars; and
•“pounds”, “GBP” or “£”, we mean United Kingdom pounds.
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
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank (ECB), unless otherwise noted.
Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F. See more information on alternative performance measures in Section 8. Alternative Performance Measures (APMs)”, “Consolidated Directors’ Report -Economic and Financial Review” in Part 1 of this annual report on Form 20-F.

2. Cautionary statement regarding forward-looking statements
This annual report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•exposure to various types of market risks;
•management strategy;
•capital expenditures;
•earnings and other targets; and
•asset portfolios.
Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “RoRWA,” “TNAV,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects,” “Information on the Company,” and “Quantitative and Qualitative Disclosures About Risks” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
You should understand that the following important factors, in addition to those discussed in “Section 4. Risk Factors”, “Section 5. Information on the Company”, “Consolidated Directors’ Report -Economic and Financial Review” in Part 1 of this annual report on Form 20-F, “Section 6. Supplement to the Operating and Financial Review Disclosure in the Directors’ Report-Consolidated Income Statement” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Economic and Industry Conditions
•general economic or industry conditions in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•effects of the covid-19 pandemic in the global economy;
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices;
•a worsening of the economic environment in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments, and increase of the volatility in the capital markets;
•the effects of a decline in real estate prices, particularly in Spain and the UK;
•the effects of results of UK political developments, including the UK’s exit from the European Union;
•monetary and interest rate policies of the ECB and various central banks;
•inflation or deflation;
•the effects of non-linear market behaviour that cannot be captured by linear statistical models, such as the VaR model we use;
•changes in competition and pricing environments;
•the inability to hedge some risks economically;
•changes in demographics, consumer spending, investment or saving habits;
•potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; and
•changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors
•political stability in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•changes in Spanish, UK, EU, U.S., Latin American, or other jurisdictions’ legislation, regulations or taxes, including changes in regulatory capital and liquidity requirements, especially in view of the UK exit of the EU; and
•increased regulation in response to financial crises.
Transaction and Commercial Factors
•damage to our reputation;
•acquisitions or restructurings of businesses that may not perform in accordance with our expectations and our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and
•the outcome of our negotiations with business partners and governments.
Operating Factors
•the adequacy of loss reserves;
•potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;
•technical difficulties and/or failure to improve or upgrade our information technology;
•changes in our access to liquidity and funding on acceptable terms, including as a result of credit spread shifts or downgrades in our credit ratings or those of our more significant subsidiaries;
•our exposure to operational losses (e.g., failed internal or external processes, people and systems);
•changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;
•the occurrence of force majeure, such as natural disasters, epidemics and pandemics, including the covid-19 pandemic, that impact our operations or impair the asset quality of our loan portfolio;
•the impact of changes in the composition of our balance sheet on future interest income / (charges); and
•potential losses associated with cyber-attacks.

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
In July 2014, the IASB published IFRS9 which covers classification and measurement, hedging and impairment. We adopted IFRS 9, along with the subsequent amendments on 1 January 2018. As permitted by the regulation, we chose not to reclassify the comparative financial statements. Therefore, periods previous to 1 January 2018 are not comparable.
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
During 2020 the Group changed its accounting policy in relation to the presentation of exchange differences and the effects of hyperinflation of operations generated in Argentina. The Argentine economy was considered hyperinflationary in 2019 and 2018. The reclassification to adjust those years affected “Other reserves” and “Other comprehensive income” but had no impact on the Group's total equity. See note 2.a.iv to the consolidated financial statements included in Part 2 of this annual report on Form 20-F.
In the consolidated financial statements included in Part 2 of this annual report on Form 20-F we present our audited financial statements for the years 2020, 2019 and 2018. The consolidated financial statements for 2017 and 2016 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

	Year ended 31 December,
BALANCE SHEET (EUR million)	2020	2019	2018	2017	2016
Total assets	1,508,250	1,522,695	1,459,271	1,444,305	1,339,125
Loans and advances to customers	916,199	942,218	882,921	848,915	790,470
Customer deposits	849,310	824,365	780,496	777,730	691,111
Total customer funds (A)	1,056,127	1,050,765	980,562	985,703	873,618
Total equity	91,322	110,659	107,361	106,832	102,699

CAPITALIZATION (EUR million)
Shareholders' equity	114,620	124,239	120,597	116,265	105,977
Other comprehensive income	(33,144)	(24,168)	(24,124)	(21,776)	(15,039)
Stockholders' equity (B)	81,476	100,071	96,472	94,489	90,938
Non-controlling interest (including net income of the period)	9,846	10,588	10,889	12,344	11,761
Total equity	91,322	110,659	107,361	106,832	102,699
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares (C)	9,722	7,663	8,368	7,116	6,448
Other Subordinated debt (D)	4,537	5,369	5,390	5,621	6,124
Preferred securities (E)	7,425	7,709	9,717	8,369	6,916
Preferred shares (E)	196	321	345	404	413
Total subordinated debt	21,880	21,062	23,820	21,510	19,902
Total capitalization and Indebtedness	113,202	131,721	131,181	128,343	122,602

Stockholders’ Equity per average share (B) (M)	4.71	5.87	5.72	5.88	5.95
Stockholders’ Equity per share at period end (B) (M)	4.71	5.77	5.70	5.61	5.88

INCOME STATEMENT (EUR million)
Interest income / (charges)	31,994	35,283	34,341	34,296	31,089
Total income	44,279	49,229	48,424	48,355	44,232
Net operating income (F)	23,149	25,949	25,646	25,362	23,131
Operating profit/(loss) before tax	(2,076)	12,543	14,201	12,091	10,768
Profit from continuing operations	(7,708)	8,116	9,315	8,207	7,486
Profit attributable to the Parent	(8,771)	6,515	7,810	6,619	6,204

PERFORMANCE
ROE (G)	(9.80)%	6.62%	8.21%	7.14%	6.99%

849

RoTE (H)	1.95%	11.44%	11.63%	11.82%	10.43%
ROA	(0.50)%	0.54%	0.64%	0.58%	0.56%

SOLVENCY RATIOS
Fully loaded CET1 (I)	12.34%	11.65%	11.30%	10.84%	10.55%
Phased-in CET1 (I)	12.34%	11.65%	11.47%	12.26%	12.53%

CREDIT QUALITY DATA
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.51%	2.31%	2.57%	2.74%	2.99%
Non-performing balances as a percentage of total gross loans (J)	3.28%	3.38%	3.78%	4.16%	4.00%
Allowances for total balances as a percentage of non-performing balances (J)	77%	68%	68%	66%	75%
Net loan charge-offs as a percentage of total gross loans	0.82%	1.14%	1.23%	1.36%	1.37%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (K)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.45%	2.26%	2.51%	2.66%	2.90%
Non-performing balances as a percentage of total loans and contingent liabilities (L) (J)	3.21%	3.32%	3.73%	4.08%	3.93%
Allowances for total balances as a percentage of non-performing balances (L) (J)	76%	68%	67%	65%	74%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.78%	1.08%	1.16%	1.29%	1.31%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	4,018,817	3,986,093	4,131,489	4,029,630	3,928,950
Shares (millions)	17,341	16,618	16,237	16,136	14,582
Share price (euros) (M)	2.538	3.575	3.807	5.251	4.674
Market capitalization (EUR million)	44,011	61,986	64,508	88,410	72,314
Payout ratio (N)	—%	25.51%	42.15%	45.29%	39.79%

PER SHARE INFORMATION
Average number of shares (EUR thousands) (M) (O)	17,316,289	17,059,217	16,852,269	16,063,783	15,294,405
Basic earnings per share (euros) (M)	(0.538)	0.347	0.430	0.387	0.384
Basic earnings per share continuing operation (euros) (M)	(0.538)	0.347	0.430	0.387	0.384
Diluted earnings per share (euros) (M)	(0.538)	0.346	0.429	0.386	0.382
Diluted earnings per share continuing operation (euros) (M)	(0.538)	0.346	0.429	0.386	0.382
Remuneration (euros) (P) (M)	0.0275	0.19	0.22	0.21	0.20
Remuneration (US$) (P) (M)	0.0337	0.22	0.25	0.25	0.21

OPERATING DATA
Number of employees	191,189	196,419	202,713	202,251	188,492
Number of branches	11,236	11,952	13,217	13,697	12,235
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
(H) The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent excluding goodwill impairment divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill - other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position.

850	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	(million euros, except percentages)
	2020	2019	2018	2017	2016
Profit attributable to the parent	(8,771)	6,515	7,810	6,619	6,204

Profit attributable to the parent excluding goodwill impairment	1,329	8,006	7,765	7,518	6,232

Average equity	89,459	98,457	95,071	92,637	88,741
Effect of goodwill and other intangible assets	(21,153)	(28,484)	(28,331)	(29,043)	(28,972)
Average tangible equity	68,306	69,973	66,740	63,594	59,769

Return on equity (ROE)	(9.80)%	6.62%	8.21%	7.14%	6.99%
Return on tangible equity (ROTE)	1.95%	11.44%	11.63%	11.82%	10.43%
(I) 2020, 2019 and 2018 data applying the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union.
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
(M) 2016 data adjusted to the capital increase of July 2017. 2019, 2018, 2017 and 2016 data adjusted to reflect the capital increase of December 2020.
(N) The pay-out ratio is calculated as cash dividends paid on account of the net attributable income of the period divided by profit attributable to the Parent. Therefore it does not include in the numerator the amounts paid as scrip dividends. Such amounts equivalent to dividends are EUR 0 million, EUR 1,700 million, EUR 432 million and EUR 543 million, for 2020, 2019, 2018 and 2017, respectively . See note 4 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F. The 40%-50% underlying pay-out mid-term goal indicated by the Group is calculated as total dividends charged to the net attributable income of the period divided by underlying attributable profit.
(O) Average number of shares is calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
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
In September 2019 the board of directors of the Bank approved its first dividend against 2019 earnings of EUR 0.10 per share, which was entirely paid in cash on 1 November 2019. Banco Santander, upon the recommendation of the European Central Bank (ECB) to preserve capital by cancelling dividends charged to the financial years 2020 and 2019, decided during the first half of 2020 to cancel the payment of the supplementary dividend for 2019. In the third quarter of 2020, given the greater visibility, the strength of the Bank and the evolution of the underlying results, the board of directors proposed to the shareholders' meeting held on 27 October 2020, the approval of (i) a scrip dividend (in the form of 722,526,720 newly issued shares which started trading on 11 December 2020) equivalent to approximately 0.10 euros per share as supplementary remuneration against 2019; and (ii) a dividend of up to 0.10 euros per share to be charged to the share premium reserve in 2021 subject to the European Central Bank guidance and approval. On 3 February 2021, we made public the board's intention to pay a cash dividend of €2.75 cents per share as shareholder remuneration for 2020. For more information see Part 1. Consolidated Directors´ Report-Corporate Governance. Section 3.3.
The remuneration per share disclosed for each financial year includes all dividends paid or to be paid on account of, or stated to be against, that financial year.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	2020	2019	2018	2017	2016
Allowances refers to:
Allowances for total balances (A) (excluding country risk)	24,272	22,965	24,061	24,529	24,835
Allowances for contingent liabilities and commitments (excluding country risk)	695	736	773	614	457
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	23,577	22,229	23,288	23,915	24,378
Allowances referred to country risk and other	310	501	666	767	528
Allowances for total balances (excluding contingent liabilities and commitments)	23,887	22,730	23,954	24,682	24,906
Of which:
Allowances for customers	23,595	22,242	23,307	23,934	24,393
Allowances for credit institutions and other financial assets	8	14	12	18	15
Allowances for Debt instruments	284	474	635	730	498

Allowances for Financial assets at amortised cost	23,851	22,713	23,947	24,682	24,906
Allowances for Financial assets at fair value through other comprehensive income	36	17	7	—	—
(A) Non-performing loans and contingent liabilities and other assets to collect.

851

4. Risk factors
Risk factor summary
1. Macro-economic and political risks
1.1 The current global covid-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.
1.2 Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in one or more of the economies in which we operate, as well as by volatile macroeconomic and political conditions.
1.3 The UK’s withdrawal from the European Union could have a material adverse effect on our operations, financial condition and prospects.
2. Risks relating to our business
2.1 Legal, Regulatory and Compliance Risks to our business model
2.1.1 We are exposed to risk of loss from legal and regulatory proceedings.
2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.
2.1.3 The acquisition of Banco Popular has given rise to a wide range of litigation or other claims being filed that could have a material adverse effect on us.
2.1.4 We are subject to potential action by any of our regulators or supervisors, particularly in response to customer complaints.
2.1.5 We are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
2.1.6 We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
2.1.7 Changes in taxes and other assessments may adversely affect us.
2.2 Liquidity and Funding Risks
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
2.3.3 We are subject to counterparty risk in our banking business.
2.4 Market Risks
2.4.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.
2.4.2 We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.
2.4.3 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.
2.5 Risks related to our industry
2.5.1 Goodwill impairments may be required in relation to acquired businesses.
2.5.2 Changes in our pension liabilities and obligations could have a material adverse effect on us.
2.5.3 We depend in part upon dividends and other funds from subsidiaries.
2.5.4 Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.
2.5.5 If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.
2.5.6 We may not effectively manage risks associated with the replacement or reform of benchmark indices.
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

852	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

successfully implement new cybersecurity and data privacy regulations could have a material adverse effect on us.
2.7.2 Risks relating to data collection, processing and storage systems and security are inherent in our business.
3. General risks
3.1 Risks related to our industry
3.1.1 Climate change can create transition risks, physical risks, and other risks that could adversely affect us.
3.1.2 The financial problems faced by our customers could adversely affect us.
3.1.3 Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.
3.1.4 We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.
3.1.5 We rely on third parties and affiliates for important products and services.
3.1.6 Damage to our reputation could cause harm to our business prospects.
3.1.7 We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.
3.2 Financial reporting and control risks
3.2.1 Changes in accounting standards could impact reported earnings.
3.2.2 Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.
3.2.3 Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.
3.3 Foreign private issuer and other risks
3.3.1 Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.
3.3.2 Investors may find it difficult to enforce civil liabilities against us or our directors and officers.
3.3.3 As a holder of ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.
3.3.4 ADS holders may be subject to additional risks related to holding ADSs rather than shares.
1. Macro-economic and political risks
1.1 The current global covid-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.
Since December 2019, a new strain of coronavirus, or covid-19, spread in the People's Republic of China and progressively to the rest of the world, mainly to Europe (including Spain and the UK), Latin America and the United States, among others. The outbreak was declared a public health emergency of international concern and a global pandemic by the World Health Organization.
Countries around the world have responded to the covid-19 pandemic by adopting a variety of measures in an attempt to contain the spread and impact of covid-19, including imposing mass quarantines or other containment measures, shelter-in-place orders and medical screenings, restricting travel, limiting public gatherings and suspending most economic activities. These measures have resulted in a severe decrease of global economic activity and falls in production and demand, which has led to sharp declines in the gross domestic product (GDP) of those countries which are most affected by the pandemic and is expected to continue to have an overall negative impact on global GDP in 2021. Other consequences include increased unemployment levels, sharp decreases and high volatility in the stock markets, disruption of global supply chains, exchange rate volatility, steady customer draws on lines of credit, decline in real estate prices, and uncertainty in relation to the future impact in regional and global economies in the medium and long term. These measures have also negatively impacted, and could continue to negatively impact, businesses, market participants, our counterparties and clients, and the global economy for a prolonged period of time. Furthermore, it is unclear how the macroeconomic business environment or societal norms may be impacted after the pandemic. The post-covid-19 environment may undergo unexpected developments or changes in the financial markets, fiscal, tax and regulatory environments as well as customer and corporate client behaviour which could have an adverse impact on our business.
Many governments and regulatory authorities, including central banks, have acted, and may further act, to provide relief from the economic and market disruptions resulting from the covid-19 pandemic, including providing fiscal and monetary stimuli to support the global economy, lowering federal funds rates and interest rates, and granting partial or total deferral (grace period) of principal and/or interest payments due on loans. It is difficult to predict how effective these and other measures taken to mitigate the economic effects of the pandemic will be.
Should current economic conditions persist or continue to deteriorate, we expect that this macroeconomic environment will have a continued material adverse effect on our business and results of operations, which could include, but is not limited to (i) a continued decreased demand for our products and services; (ii) protracted periods of lower interest rates and resulting pressure on

853

our margins; (iii) further material impairment of our loans and other assets including goodwill; (iv) decline in value of collateral; (v) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (vi) downgrades to our credit ratings. See risk factor 2.2.2 entitled 'Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations'.
Additionally, unprecedented movement in economic and market drivers related to the covid-19 pandemic impact the performance of financial models including credit loss models, capital models, traded risk models and models used in the asset/liability management process. This has required additional monitoring and adjustments to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also has resulted in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models has been and may continue to be impacted by the consequences of the covid-19 pandemic. While it is too early to be entirely certain of the magnitude of change required for our models, it is likely that capital, credit risk and other models will need to be adjusted. The effectiveness of our models will depend in large part on the depth and length of the economic downturn.

Moreover, our operations will continue to be impacted by risks from remote working arrangements or bans on non-essential activities. For example, some of our branches in affected countries have been closed and others have been functioning with reduced hours for a significant period of time. During 2020, we had more than half of our total workforce working remotely, which has increased cybersecurity risks given greater use of computer networks outside the corporate environment. If we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.
If the covid-19 pandemic continues to adversely affect the global economy and/or adversely affect our business, financial condition, liquidity or results of operations, it may also increase the likelihood and/or magnitude of other risks described in this Risk Factors section.
Main impacts in the income statement:
In light of the impact that the pandemic has had on the economic situation and forecasts in the markets where we are present, in 2020 a review was carried out of both valuation of goodwill and the recoverability of deferred tax assets. As a result of this review, to reflect the expected fall in GDP in the year in all countries, with a recovery expected to take two or three years, the expectation that central bank reference interest rates will remain low for longer and that the discount rate will increase to reflect volatility and the higher risk premium, we adjusted the valuation of our goodwill and DTAs, resulting in a non-recurring impairment of EUR 12,600 million. Of which EUR 10,100 million relates to goodwill and EUR 2,500 million to deferred tax assets. This adjustment did not affect our liquidity, credit risk or market positions, and is neutral in CET1 capital; nor did it affect the strategic importance of the affected markets. We remain confident in the potential for the long-term value creation in each of our regions and markets.

1.2 Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in one or more of the economies in which we operate, as well as volatile macroeconomic and political conditions.
During 2020, most world economies faced severe recession as a result of covid-19 which could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).
Volatile conditions in the global financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.
In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:
•Reduced demand for our products and services.
•Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
•Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may adversely affect the recoverability of our loans, resulting in increased loan losses.

854	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

•The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.
•The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.
The recoverability of our loan portfolios and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Europe (in particular, Spain and the UK), North America and South America. See risk factor 2.3.1 entitled 'The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us'.
In addition, we are exposed to sovereign debt in these regions (for more information on our exposure to sovereign debt, see notes 50.d) and 53.b) 4.3 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). Recessionary conditions in the economies of Europe (in particular, Spain and the UK), North America or some of the South American countries in which we operate, would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.
Our revenues are also subject to risk of deterioration from unfavourable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps, tax and monetary policies.
For the year ending 31 December 2020, 37% of the underlying profit attributable to the Parent came from Europe (of which 7% was from Spain, 15% from Santander Consumer and 8% from the United Kingdom), 42% from South America (30% from Brazil) and 21% from North America (11% from Mexico and 10% from the United States)26. As of that date, our total assets stood at 71% in Europe (24% in Spain and 22% in the United Kingdom), 16% in South America (10% in Brazil) and 15% in North America (5% in Mexico and 9% in the United States).
In particular, the European Union and South America, which are the two main regions where the Group operates, are subject to the following macroeconomic and political conditions, which could have a material adverse effect on our business, results of operations, financial condition and prospects:
European Union
In the EU, the tax and financial integration, although not completed, has limited an individual country’s ability to address potential economic crises with its own fiscal and monetary policies.
In the past, the European Central Bank (ECB) and the European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone (and other) nations, which may be under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be adversely affected, with wider possible adverse consequences for global financial market conditions. Our net exposure to sovereign debt at 31 December 2020 amounted to EUR 129,923 million (9% of our total assets at that date) of which the main exposures in the eurozone relate to Spain and Portugal with net exposure of EUR 24,245 million (of which EUR 7,048 million were financial assets at fair value through other comprehensive income) and EUR 8,730 million, respectively. See notes 50.d) and 53.b) 4.3 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F for more information.
In June 2020 the ECB put in place a set of monetary policy and banking supervision measures to mitigate the impact of the covid-19 pandemic on the euro area economy and to support all European citizens. In particular, the EUR 1,350 billion pandemic emergency purchase programme (PEPP) aims to lower borrowing costs and increase lending in the euro area. The ECB will terminate net asset purchases under the PEPP once it judges that the covid-19 crisis phase is over, but in any case not before the end of June 2021. This programme complements the asset purchase programmes that have been in place since 2014.
On 21 July 2020, the EU agreed on a EUR 750 billion recovery effort to help the EU tackle the crisis caused by the pandemic. Alongside the recovery package, the EU agreed on a EUR 1,074.3 billion long-term EU budget for 2021-2027. Among others, the budget will support investment in the digital and green transitions.
The risk of returning to a fragile and volatile environment and to political tensions exists if current ECB policies in place are quickly reversed, the reforms aimed at improving productivity and competition do not progress, the closing of the banking union and other measures of integration are not deepened or anti-European groups succeed.
In addition, on 31 January 2020 the United Kingdom ceased to be a member of the EU which could have a material adverse effect on us. See risk factor 1.3 entitled 'The UK’s withdrawal from the European Union could have a material adverse effect on our operations, financial condition and prospects'.
South America
26 Percentages calculated using as denominator the underlying profit of total operating areas (i.e. without considering the (1,844) million euros accounted for in the Corporate Center resulting from centralized management of the areas.

855

The economies of some of the countries where we operate, particularly in South America, have experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. In particular, In particular, the recent political and social instability in Chile and the financial volatility in Argentina could have a negative impact on the economy of these countries and may have a material adverse effect on us.
1.3 The UK’s withdrawal from the European Union could have a material adverse effect on our operations, financial condition and prospects.
On 31 January 2020 the UK ceased to be a member of the EU, on withdrawal terms which established a transition period until 31 December 2020, during which the UK continued to be treated as an EU member state and applicable EU legislation continued to be in force. A trade deal was agreed between the UK and the EU prior to the end of the transition period and the new regulations came into force on 1 January 2021.
The trade deal, however, did not include agreements on certain areas, such as financial services and data adequacy, although a further transitional period has been agreed with respect to rules on the transfer of personal data between the EU and the UK until the end of June 2021. Without equivalence decisions or other agreements that provide market access on a stable and widespread basis, Santander UK has, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties. It is uncertain whether equivalence decisions will be granted or whether a trade agreement with respect to financial services between the EU and the UK will be reached. The impact of any such trade agreement, equivalence decisions or any other cooperation mechanisms on financial markets generally, the extent of legislative and regulatory convergence and regulatory cooperation that would be required between the UK and the EU member states, as well as the level of access that may be granted to financial services firms across EU and UK markets is uncertain. The wider impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and lack of access to certain financial market infrastructure, may affect our operations, financial condition and prospects and those of our customers.
Uncertainty also remains around the effect of the current trade deal on economic growth in the UK given that it does not address services. The effect of the additional non-tariff trade barriers imposed on products is equally unknown. It is likely that growth will initially be disrupted as businesses adapt to the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.
While the longer term effects of the UK’s withdrawal from the EU are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term and which could negatively impact Santander UK’s customers and counterparties.
There are also other potential longer term impacts resulting from Brexit which could impact the UK economy and Santander UK’s business such as:
•Increased calls for a second referendum on Scottish independence from the UK; and
•Instability in Northern Ireland, if the current arrangements regarding the borders between the Republic of Ireland, Northern Ireland and Great Britain are called into further question.
If one or more of these risks were to materialize it could have a material adverse effect on our operations, financial condition and prospects.
We considered these circumstances in our assessment of the recoverability of the cash-generating unit that supports Santander UK's goodwill, which was impaired during 2020 and 2019. See note 17 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

856	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

2. Risks relating to our business
2.1 Legal, Regulatory and Compliance Risks to our business model
2.1.1 We are exposed to risk of loss from legal and regulatory proceedings.
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
The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of 31 December 2020, we had provisions for taxes, other legal contingencies and other provisions for EUR 4,425 million. See more information in note 25.d) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.
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
The wide range of regulations, actions and proposals which most significantly affect us, or which could most significantly affect us in the future, relate to capital requirements, funding and liquidity and development of a fiscal and banking union in the EU, which are discussed in further detail below. Moreover, there is uncertainty regarding the future of financial reforms in the United States and the impact that potential financial reform changes to the U.S. banking system may have on ongoing international regulatory proposals. In general, regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase the Group's operating costs and negatively impact the Group's business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and

857

these may especially affect financial institutions such as us that are deemed to be a global systemically important institution (G-SII). The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the items below. See more details in 'Item 10. Supervision and Regulation'.
Capital requirements, liquidity, funding and structural reform
Increasingly onerous capital requirements constitute one of our main regulatory challenges. Increasing capital requirements may adversely affect our profitability and create regulatory risk associated with the possibility of failure to maintain required capital levels. As a Spanish financial institution, we are subject to the Capital Requirements Regulation (Regulation (EU) No 575/2013) (CRR) and the Capital Requirements Directive (Directive 2013/36/EU) (CRD IV), through which the EU began implementing the Basel III capital reforms from 1 January 2014. While the CRD IV required national transposition, the CRR was directly applicable in all the EU member states. This regulation is complemented by several binding technical standards and guidelines issued by the European Banking Authority (EBA), directly applicable in all EU member states, without the need for national implementation measures either. The implementation of the CRD IV into Spanish law has taken place through Royal Decree Law 14/2013 and Law 10/2014, Royal Decree 84/2015, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. Credit institutions, such as the Bank, are required, on a standalone and consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets (of which at least 4.5% must be Common Equity Tier 1 (CET1) capital and at least 6% must be Tier 1 capital). In addition to the minimum regulatory capital requirements, the CRD IV also introduced five new capital buffer requirements that must be met with CET1 capital: (1) the capital conservation buffer for unexpected losses, requiring additional CET1 of up to 2.5% of total risk weighted assets; (2) the institution-specific counter-cyclical capital buffer (consisting of the weighted average of the counter-cyclical capital buffer rates that apply in the jurisdictions where the relevant credit exposures are located), which may require as much as additional CET1 capital of 2.5% of total risk weighted assets or higher pursuant to the requirements set by the competent authority; (3) the G-SIIs buffer requiring additional CET1 of between 1% and 3.5% of risk weighted assets; (4) the other systemically important institutions buffer, which may be as much as 2% of risk weighted assets; and (5) the CET1 systemic risk buffer to prevent systemic or macroprudential risks of at least 1% of risk weighted assets (to be set by the competent authority). Entities are required to comply with the 'combined buffer requirement' (broadly, the combination of the capital conservation buffer, the institution-specific counter-cyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the G-SIIs buffer and the other systemically important institutions buffer, in each case as applicable to the institution).
As of the date of this report, we are required to maintain a conservation buffer of additional CET1 capital of 2.5% of risk weighted assets, a G-SII buffer of additional CET1 capital of 1% of risk weighted assets and a counter-cyclical capital buffer of additional CET1 capital of 0.0097% of risk weighted assets.
Article 104 of the CRD IV, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of 15 October 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the SSM Regulation), also contemplate that in addition to the minimum Pillar 1 capital requirements and any applicable capital buffer, supervisory authorities may impose further Pillar 2 capital requirements to cover other risks, including those risks incurred by the individual institutions due to their activities not considered to be fully captured by the minimum capital requirements under the CRD IV and CRR. This may result in the imposition of additional capital requirements on us and/or the Group pursuant to this Pillar 2 framework. Any failure by us and/or the Group to maintain its Pillar 1 minimum regulatory capital ratios and any Pillar 2 additional capital requirements could result in administrative actions or sanctions (including restrictions on discretionary payments), which, in turn, may have a material adverse impact on our results of operations. The European Central Bank clarified in its 'Frequently asked questions on the 2016 EU-wide stress test' (July 2016) that the institutions specific Pillar 2 capital will consist of two parts: Pillar 2 requirement and Pillar 2 guidance. Pillar 2 requirements are binding and breaches can have direct legal consequences for banks, while Pillar 2 guidance is not directly binding and a failure to meet Pillar 2 guidance does not automatically trigger legal action, even though the ECB expects banks to meet Pillar 2 guidance. Following this clarification, and the ones contained in the 'EBA Pillar 2 Roadmap' (April 2017), and the EU Banking Reforms (as defined below), the Pillar 2 guidance is not relevant for the purposes of triggering the automatic restriction of the distribution and calculation of the 'Maximum Distributable Amount' but, in addition to certain other measures, competent authorities will be entitled to impose further Pillar 2 capital requirements where an institution repeatedly fails to follow the Pillar 2 capital guidance previously imposed.
The ECB is required to carry out, at least on an annual basis, assessments under the CRD IV of the additional Pillar 2 capital requirements that may be imposed for each of the European banking institutions subject to the Single Supervisory Mechanism (the SSM) and accordingly requirements may change from year to year. Any additional capital requirement that may be imposed on us and/or the Group by the ECB pursuant to these assessments may require us and/or the Group to hold capital levels similar to, or higher than, those required under the full application of the CRD IV. There can be no assurance that the Group will be able to continue to maintain such capital ratios.
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

858	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

below) is implemented in Spain), national supervisors must set a composition requirement for the Pillar 2 additional capital requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional capital requirements in respect of risks which are already covered by capital buffer requirements and/or additional macroprudential requirements; and, accordingly, the above 'combined buffer requirement' is in addition to the minimum Pillar 1 capital requirement and to the additional Pillar 2 capital requirement. Therefore capital buffers would be the first layer of capital to be eroded pursuant to the applicable stacking order, as set out in the 'Opinion of the EBA on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions' published on 16 December 2015. In this regard, under Article 141 of the CRD IV, Member States of the EU must require that an institution that fails to meet the 'combined buffer requirement' or the Pillar 2 capital requirements described above, will be prohibited from paying any 'discretionary payments' (which are defined broadly by the CRD IV as payments relating to CET1, variable remuneration and payments on Additional Tier 1 capital instruments), until it calculates its applicable restrictions and communicates them to the regulator and, once completed, such institution will be subject to restricted 'discretionary payments'. The restrictions will be scaled according to the extent of the breach of the 'combined buffer requirement' and calculated as a percentage of the profits of the institution since the last distribution of profits or 'discretionary payment'. Such calculation will result in a Maximum Distributable Amount in each relevant period. As an example, the scaling is such that in the bottom quartile of the 'combined buffer requirement', no 'discretionary distributions' will be permitted to be paid. Articles 43 to 49 of Law 10/2014 and Chapter II of Title II of Royal Decree 84/2015 implement the above provisions in Spain. In particular, Article 48 of Law 10/2014 and Articles 73 and 74 of Royal Decree 84/2014 deal with restrictions on distributions. Furthermore, pursuant to the EU Banking Reforms (as defined below), the calculation of the Maximum Distributable Amount, as well as consequences of, and pending, such calculation could also take place as a result of the breach of MREL (as defined below) and a breach of the minimum leverage ratio buffer requirement.
In connection with this, we announced on 11 December 2019 that we had received from the ECB its decision regarding prudential minimum capital requirements as of 1 January 2020, following the results of SREP (the "2019 SREP Decision"). The 2019 SREP decision required us to maintain a CET1 capital ratio of at least 9.7% on a consolidated basis. This 9.7% capital requirement includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement (1.5%); the capital conservation buffer (2.5%); the requirement deriving from its consideration of us as a G-SII (1.0%) and the counter-cyclical buffer (0.2%). The ECB decision also requires that we maintain a CET1 capital ratio of at least 8.6% on an individual basis. On 24 November 2020, we received from the ECB a letter regarding the SREP for 2020. In line with the EBA statement on additional supervisory measures in the covid-19 pandemic of 22 April 2020, the ECB has adopted a pragmatic approach towards the SREP for the 2020 cycle, which focuses on the ability of the supervised entities to handle the challenges of the covid-19 crisis and its impact on their current and prospective risk profile. The letter is not a supervisory measure, does not amend or supersede the 2019 SREP Decision, and consequently confirms that the requirements established therein continue to apply, including, in particular, the capital requirements. As of date of this report, the CET1 applicable capital requirement is of at least 8,85% on a consolidated basis, which includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement (which is now 0,84%, due to the capital relief measures adopted by the ECB on March 2020 by which Banks are now allowed to partially use Additional Tier 1 or Tier 2 instruments to meet the Pillar 2 requirements); the capital conservation buffer (2.5%); the requirement deriving from its consideration of us as a G-SII (1.0%) and the counter-cyclical buffer currently applicable (0.01%). As of 31 December 2020, our total capital ratio was 16.18% on a consolidated basis while our CET1 ratio was 12.34% on a consolidated basis (data calculated using the IFRS 9 transitional arrangements; had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 ratio would have been -45 bps).
In addition to the above, the CRR also includes a requirement for institutions to calculate a leverage ratio (LR), report it to their supervisors and to disclose it publicly from 1 January 2015 onwards. More precisely, Article 429 of the CRR requires institutions to calculate their LR in accordance with the methodology laid down in that article. In January 2014, the Basel Committee finalised a definition of how the LR should be prepared and set an indicative benchmark (namely 3% of Tier 1 capital). Such 3% Tier 1 LR has been tested during a monitoring period until the end of 2017 although the Basel Committee had already proposed the final calibration at 3% Tier 1 LR. Accordingly, the CRR (as amended by the EU Banking Reforms as defined below) contains a binding 3% Tier 1 LR requirement, and which institutions must meet in addition and separately to their risk-based requirements from June 2021 onwards. Moreover, the EU Banking Reforms (as defined below) include a LR buffer for G-SIIs to be met with Tier 1 capital and set at 50% of the applicable risk weighted G-SIIs buffer. Any breach of this LR would also result in a requirement to determine the Maximum Distributable Amount and restrict discretionary payments to such Maximum Distributable Amount, as well as the consequences of such calculation as specified above.
On 9 November 2015, the Financial Stability Board (the FSB) published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of G-SIIs such as us. The final standard consists of an elaboration of the principles on loss absorbing and recapitalisation capacity of G-SIIs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (TLAC) for G-SIIs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIIs, and in the case of G-SIIs with more than one resolution group, each resolution group within the G-SII. The FSB did a review of the technical implementation of the TLAC principles and term sheet on June 2019. The TLAC principles and term sheet established a minimum TLAC

859

requirement to be determined individually for each G-SII at the greater of (a) 16% of risk weighted assets as of 1 January 2019 and 18% as of 1 January 2022, and (b) 6% of the Basel III Tier 1 LR exposure measure as of 1 January 2019, and 6.75% as of 1 January 2022. Under the FSB TLAC standard, capital buffers stack on top of TLAC.
Furthermore, Article 45 of the European Bank Recovery and Resolution Directive (Directive 2014/59/EU) (BRRD) provides that Member States shall ensure that institutions meet, at all times, a minimum requirement for own funds and eligible liabilities (MREL). The MREL shall be calculated as the amount of own funds and eligible liabilities expressed as a percentage of the total liabilities and own funds of the institution. The EBA was in charge of drafting regulatory technical standards on the criteria for determining MREL (the MREL RTS). On 3 July 2015 the EBA published the final draft MREL RTS. In application of Article 45(2) of the BRRD, the current version of the MREL RTS is set out in a Commission Delegated Regulation (EU) No. 2016/1450 that was adopted by the Commission on 23 May 2016 (the MREL Delegated Regulation).
The MREL requirement was scheduled to come into force by January 2016. However, article 8 of the MREL Delegated Regulation gave discretion to resolution authorities to determine appropriate transitional periods to each institution.
The European Commission committed to review the existing MREL rules with a view to provide full consistency with the TLAC standard by considering the findings of a report that the EBA is required to provide to the European Commission under Article 45(19) of the BRRD. On 14 December 2016, the EBA published its final report on the implementation and design of the MREL framework where it stated that, although there was no need to change the key principles underlying the MREL Delegated Regulation, certain changes would be necessary with a view to improve the technical soundness of the MREL framework and implement the TLAC standard as an integral component of the MREL framework. On 20 May 2020, the SRB published its final "Minimum Requirements for Own Funds and Eligible Liabilities (MREL) Policy under the Banking Package", which will serve as a basis for setting binding MREL targets in the following planning cycles.
On 23 November 2016, the European Commission published, among others, a proposal for a European Regulation amending CRR, European Directives amending the CRD IV and the BRRD and a proposal for a European Regulation amending Regulation (EU) No. 806/2014 of the European Parliament and of the Council of 15 July 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a SRM and a SRF and amending Regulation (EU) No 1093/2010 (the SRM Regulation). On 27 June 2019, Directive (EU) 2019/878 of the European Parliament and of the Council of 20 May 2019 amending CRD IV as regards exempted entities, financial holding companies, mixed financial holding companies, remuneration, supervisory measures and powers and capital conservation measures (CRD V); Directive (EU) 2019/879 of the European Parliament and of the Council of 20 May 2019 amending BRRD as regards the loss-
absorbing and recapitalisation capacity of credit institutions and investment firms and Directive 98/26/EC (BRRD II); Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019 amending CRR as regards the LR, the net stable funding ratio, requirements for own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements, and Regulation (EU) 648/2012 (CRR II); and Regulation (EU) 2019/877 of the European Parliament and of the Council of 20 May 2019 amending the SRM Regulation as regards the loss-absorbing and recapitalisation capacity of credit institutions and investment firms (SRMR II, and, together with CRD V, BRRD II and CRR II, the EU Banking Reforms) entered into force. However, most of the provisions of CRR II are not applicable until 28 June 2021. The deadline for transposing into local laws both CRD V and BRRD II is 18 months after their entry into force. Until CRD V and BRRD II are transposed into Spanish law, it is uncertain how they will affect us or investors. In addition, there is also uncertainty as to how CRD V, BRRD II, CRR II and SRMR II will be implemented by the relevant authorities.
The EU Banking Reforms covered multiple areas, including the Pillar 2 framework, the LR, mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of 'non-preferred' senior debt that should only be bailed-in after junior ranking instruments but before other senior liabilities, changes to the definitions of Tier 2 and Additional Tier 1 instruments, the MREL framework and the integration of the TLAC standard into EU legislation as mentioned above.
Additionally, with regard to the European Commission’s proposal to create a new asset class of 'non-preferred' senior debt, on 27 December 2017, Directive 2017/2399 amending Directive 2014/59/EU as regards the ranking of unsecured debt instruments in insolvency hierarchy was published in the Official Journal of the EU, which sets forth a harmonised national insolvency ranking of unsecured debt instruments to facilitate the issuance by credit institutions of senior 'non-preferred' instruments. Before that, Royal Decree-Law 11/2017, of 23 June, approving urgent measures on financial matters (RDL 11/2017) created in Spain the new asset class of senior-non preferred debt.
One of the main objectives of the EU Banking Reforms is to implement the TLAC standard and to integrate the TLAC requirement into the general MREL rules (the TLAC/MREL Requirements) thereby avoiding duplication from the application of two parallel requirements. As mentioned above, although TLAC and MREL pursue the same regulatory objective, there are, nevertheless, some differences between them in the way they are constructed. The EU Banking Reforms integrate the TLAC standard into the existing MREL rules and to ensure that both requirements are met with largely similar instruments, with the exception of the subordination requirement, which will be partially institution-specific and determined by the resolution authority. Under the EU Banking Reforms, institutions such as the Bank would continue to be subject to an institution-specific MREL requirement, which may be

860	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

higher than the Pillar 1 TLAC/MREL Requirements for G-SIIs contained in the EU Banking Reforms.
The EU Banking Reforms have introduced limited adjustments to the existing MREL rules ensuring technical consistency with the structure of any requirements for G-SIIs. Implementation of the TLAC/MREL Requirements will be phased-in from 1 January 2019 (a 16% minimum TLAC requirement) to 1 January 2022 (an 18% minimum TLAC requirement).
According to the EU Banking Reforms, any failure by an institution to meet the 'combined buffer requirement' in excess of the applicable minimum TLAC/MREL Requirements is intended to be treated in a similar manner as a failure to meet the 'combined buffer requirement' on top of its minimum regulatory capital requirements (i.e. the obligation to calculate the Maximum Distributable Amount and the imposition of restrictions or prohibitions on discretionary payments by the Bank, but subject to a potential nine months grace period), where resolution authorities must ensure that they intervene and place an institution into resolution sufficiently early if it is deemed to be failing or likely to fail and there is no reasonable prospect of recovery.
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
On 7 December 2017, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (GHOS) published the finalization of the Basel III post-crisis regulatory reform agenda. This review of the regulatory framework covers credit, operational and credit valuation adjustment (CVA) risks, introduces a floor to the consumption of capital by internal ratings-based methods (IRB) and the revision of the calculation of the LR. The main features of the reform are: (i) a revised standard method for credit risk, which will improve the soundness and sensitivity to risk of the current method; (ii) modifications to the IRB methods for credit risk, including input floors to ensure a minimum level of conservatism in model parameters and limitations to its use for portfolios with low levels of non-compliance; (iii) regarding the CVA risk, and in connection with the above, the removal of any internally modelled method and the inclusion of a standardised and basic method; (iv) regarding the operations risk, the revision of the standard method, which will replace the current standard methods and the advanced measurement approaches (AMA); (v) the introduction of a LR buffer for G-SIIs; and (vi) regarding capital consumption, it establishes a minimum limit on the aggregate results (output floor), which prevents the risk-weighted assets of the banks generated by internal models from being lower than the 72.5% of the risk-weighted assets that are calculated with the standard methods of the Basel III framework. In August 2019, the EBA advised the European Commission on the introduction of the output floor and concluded that the revised framework should be implemented by using the floored risk weighted assets as a basis for all the capital layers, including the systemic risk buffer and the Pillar 2 capital requirement.
The GHOS have extended the implementation of the revised minimum capital requirements for market risk until January 2022, to coincide with the implementation of the reviews of credit, operational and CVA risks. More recently, on 27 March 2020, the GHOS informed that a set of measures to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the coronavirus disease (Covid-19) on the global banking system have been endorsed. Among such measures, the implementation date of the revised market risk framework was deferred by one year to 1 January 2023.
In addition to the above, the Group should also comply with the liquidity coverage ratio (LCR) requirements provided in CRR. According to article 460.2 of CRR, the LCR has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2020, the Group’s LCR was 168%, above the 100% minimum requirement.
EU fiscal and banking union
The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the eurozone.
The banking union is expected to be achieved through new harmonised banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the SSM and the Single Resolution Mechanism (SRM).
The SSM (comprised by both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the

861

SSM, in particular direct supervision of the largest European banks (including us), on 4 November 2014.
The SSM represented a significant change in the approach to bank supervision at a European and global level, and resulted in the direct supervision by the ECB of the 115 largest financial institutions (as of 1 November 2020), including us, and indirect supervision of around 3,500 financial institutions and is now one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to continue working on the establishment of a new supervisory culture importing best practices from the 19 national competent authorities that are part of the SSM and promoting a level playing field across participating Member States. Several steps have already been taken in this regard such as the publication of the Supervisory Guidelines; the approval of the Regulation (EU) No 468/2014 of the ECB of 16 April 2014, establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (the SSM Framework Regulation); the approval of a Regulation (Regulation (EU) 2016/445 of the European Central Bank of 14 March 2016 on the exercise of options and discretions available in Union law) and a set of guidelines on the application of CRR's national options and discretions, etc. In addition, the SSM represents an extra cost for the financial institutions that funds it through payment of supervisory fees.
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (SRF). Under the intergovernmental agreement (IGA) signed by 26 EU member states on 21 May 2014, contributions by banks raised at national level were transferred to the SRF. The new Single Resolution Board (SRB), which is the central decision-making body of the SRM, started operating on 1 January 2015 and fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its remit, which face serious difficulties, are resolved effectively with minimal costs to taxpayers and the real economy. From that date onwards, the SRF is also in place, composed of contributions from credit institutions and certain investment firms in the participating Member States within the Banking Union in accordance with the methodology approved by the Council of the EU. The SRF will be gradually built up during the first eight years (2016-2023) and is intended to reach the target level of at least 1% of the amount of covered deposits of all credit institutions within the Banking Union by 31 December 2023. The SRF shall not be used to absorb the losses of an institution or to recapitalise an institution. In exceptional circumstances, where an eligible liability or class of liabilities is excluded or partially excluded from the write-down or conversion powers, a contribution from the SRF may be made to the institution under resolution under two key conditions, namely: 1) Bail-in of at least 8%: losses totalling not less than 8% of the total liabilities including own funds of the institution under resolution have already been absorbed by shareholders after counting for incurred losses, the holders of relevant capital instruments and other eligible liabilities through write-down, conversion or otherwise; and 2) contribution from the SRF of maximum 5%: the SRF contribution does not exceed 5% of the total liabilities including own funds of the institution under resolution.
A single deposit guarantee scheme is still needed in order to complete such a banking union, which may require a change to the existing European treaties. This is the subject of continued negotiation by European leaders in order to ensure further progress is made in European fiscal, economic and political integration.
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
General Data Protection Regulation
On 25 May 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of 27 April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the 'General Data Protection Regulation' or GDPR) became directly applicable in all Member States of the EU. To align the Spanish legal regime with the GDPR, Spain has enacted the Organic Law 3/2018, of 5 December, on Data Protection and the safeguarding of digital rights which has repealed the Spanish Organic Law 15/1999, of 13 December, on data protection.
Although a number of basic existing principles have remained the same, the GDPR has introduced extensive new obligations on both data controllers and processors, as well as rights for data subjects. It also includes new fines and penalties for systematic breaches of up to the higher of 4% of annual worldwide turnover or EUR 20 million and fines of up to the higher of 2% of annual worldwide turnover or EUR 10 million (whichever is highest) for other specified infringements.
The implementation of the GDPR has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Furthermore, due to the complexity of the legal provisions and the ever-changing landscape of the digital world, there is an underlying risk that we could eventually face significant sanctions, both administrative and monetary, for non-compliance, as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.

862	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Financial Transactions Tax
On 14 February 2013, the European Commission published a proposal for a Directive for a common Financial Transactions Tax (the FTT) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the participating Member States). However, the FTT proposal remains subject to negotiation between participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and participating Member States may decide not to participate, as Estonia did.
On 15 October 2020, Spain enacted the Law 5/2020 that introduced its own FTT aligned with the Directive proposal. The Spanish FTT imposes a tax on the acquisition of shares and ADSs of Spanish companies with a market capitalization of more than EUR 1 billion, at a tax rate of 0.2%, but it does not affect transactions involving bonds or debt or similar instruments, such as preferred securities or derivatives. The new tax came into force on 16 January 2021.
Digital Service Tax in Spain
On 15 October 2020, Spain enacted the Law 4/2020 that introduced a new tax on certain digital services. This law has entered into force on 16 January 2021. The Digital Services Tax (DST) is an indirect tax applicable to the provision of certain digital services when users are located in Spain (online advertising services targeted at users, online intermediary services and data transmissions) at a rate of 3%. Companies will be subject to the tax if (i) net turnover is over EUR 750 million (globally), and (ii) total revenues from taxable digital services in Spain are over EUR 3 million. The Preamble of the Law states the provisional nature of the DST until an international consensus on the taxation of digital business models is reached.
General State Budget in Spain
On 30 December 2020, Spain enacted the Law 11/2020, of the General State Budget for 2021, which includes, among other measures, a limit of 95% of the current exemption in the Corporate Income Tax allowed for dividends and capital gains derived from shares in resident and non-resident entities in Spain, an increase in Personal Income Tax on taxpayers with high income and a reduction on the deduction for contributions to pension plans to 2,000 euros per year (previously 8,000 euros).
Banking Reform in the UK
In accordance with the provisions of the Financial Services (Banking Reform) Act 2013, UK banking groups that hold significant retail deposits, including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019.
Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ringfencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the UK, there is a risk that
Santander UK may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s UK activities or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group.
United States significant regulation
The financial services industry continues to experience significant financial regulatory reform in the United States, including from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and changes thereto, regulation (including capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States. We believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated in the United States, and the results of the 2020 elections make regulatory reforms and changes to the supervisory approach by our regulators more likely. Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.
The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them. See “Item 10. Supervision and Regulation” for a summary of certain significant U.S. financial regulations applicable to our business.
Enhanced prudential standards
As a large foreign banking organization (“FBO”) with significant U.S. operations, we are subject to enhanced prudential standards that required Banco Santander to, among other things, establish or designate a U.S. intermediate holding company (an “IHC”) and to hold its entire ownership interest in substantially all of its U.S. subsidiaries under such IHC. The Bank designated its wholly-owned subsidiary, Santander Holdings USA, as its

863

U.S. IHC. As a U.S. IHC, Santander Holdings USA is subject to an enhanced supervision framework that includes enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, stress-testing and capital planning requirements, and resolution planning requirements. Collectively, the enhanced prudential standards impose a significant regulatory burden on Santander Holdings USA, in particular with respect to capital and liquidity, which could limit its ability to distribute capital and liquidity to the Bank, thereby negatively affecting the Bank.
In May 2018 the United States government enacted the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”). Among other things, EGRRCPA revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies.
In October 2019, the federal banking agencies issued final rules (the “Tailoring Rules”) that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Banco Santander and the U.S. IHCs of FBOs such as Santander Holdings USA. The Tailoring Rules establish risk-based categories for FBOs and their U.S. IHCs that determine whether and to what extent enhanced prudential standards and certain capital and liquidity requirements apply to such entities. Banco Santander is classified as a Category IV FBO, and Santander Holdings USA is classified as a Category IV IHC, though this categorization may change depending on the scope and composition of our activities. As a result, both Banco Santander and Santander Holdings USA are now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations, as described in more detail in the relevant sections below.
Resolution planning
We are required to prepare and submit periodically to the Federal Reserve Board and the Federal Deposit Insurance Corporation (“FDIC”) a plan, commonly called a living will (the “165(d) plan”), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our insured depository institution (“IDI”) subsidiary, Santander Bank, N.A. (“Santander Bank”), must also submit a separate IDI resolution plan (“IDI plan”) to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they may jointly impose on our U.S. operations more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 19 December 2018, and its most recent IDI plan on 28 June 2018. As a result of EGRRCPA and its implementing regulations, Banco Santander will now be required to file a reduced 165(d) plan once every three years. The FDIC released an Advanced Notice of Proposed Rulemaking in April 2019 seeking comment on ways to tailor and improve the IDI plan rule. No firm will be required to submit another IDI plan until the FDIC’s rulemaking process on a revised IDI plan rule has been completed. While the FDIC stated in May 2020 that it is continuing to work on a proposal for the revised IDI plan rule, we do not know when the FDIC will issue such revised rule.
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
Volcker Rule

864	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
As of October 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule. Banking entities must comply with these amended requirements by 1 January 2021, but may elect to comply, in whole or in part, starting on 1 January 2020. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide to the federal agencies. Under the revised rule, firms that do not have significant trading activities, such as Banco Santander, will have simplified and streamlined compliance requirements. Non-U.S. banking organizations like Banco Santander would largely rely on the “solely outside the U.S. exemption” to conduct their trading activities outside of the US.
In June 2020, the five federal agencies finalized additional amendments to the Volcker Rule related to the restrictions on ownership interests in and relationships with covered funds. These amendments became effective on 1 October 2020. Banco Santander will continue to monitor Volcker Rule-related developments and assess their impact on its operations, as necessary.
United States Capital, Liquidity and Related Requirements and Supervisory Actions
As a U.S. IHC and bank holding company, Santander Holdings USA is subject to the U.S. Basel III capital rules, which implement in the United States the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. Under the Tailoring Rules, Santander Holdings USA is not subject to the liquidity coverage ratio (“LCR”) or the net stable funding ratio (“NSFR”) requirements, since it is a Category IV IHC with less than $50 billion in weighted short-term wholesale funding.
Total Loss-Absorbing Capacity and Long-Term Debt requirements
In addition to the above mentioned capital and liquidity requirements, Santander Holdings USA is subject to the Federal Reserve Board’s final rule implementing the FSB’s international TLAC standard, which establishes certain TLAC, long-term debt (“LTD”) and clean holding company requirements for U.S. IHCs of non-U.S. G-SIIs, including Santander Holdings USA. Santander Holdings USA is compliant with all applicable requirements under the final rule as of 31 December 2019. Compliance with the final TLAC rule has resulted in increased funding expenses for Santander Holdings USA and, indirectly, the Bank.
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
In October 2019, the Federal Reserve Board finalized the Tailoring Rules for stress testing and capital actions a company is required to perform based on the company’s asset size, cross-jurisdictional activity, reliance on short-term wholesale funding, non-bank assets, and off-balance sheet exposure. As a Category IV IHC under the Tailoring Rules, Santander Holding USA is required to submit a capital plan to the Federal Reserve on an annual basis. Santander Holding USA is also subject to supervisory stress testing on a two-year cycle. Santander continues to evaluate planned capital actions in its annual capital plan and on an ongoing basis.
The Federal Reserve Board released the results of its initial 2020 supervisory stress tests and CCAR process in June 2020, which were conducted based on financial information and stress scenarios that pre-dated the worsening macroeconomic environment caused by the COVID-19 pandemic. Although the Federal Reserve Board included a supervisory sensitivity analysis in its June 2020 CCAR and supervisory stress test results that intended to better reflect the then-current macroeconomic environment, the Federal Reserve Board required firms to update and resubmit their capital plans by November 2020 in order to reflect more recent financial information and supervisory and company-run stress scenarios updated to reflect the developing macroeconomic environment. Santander Holdings USA resubmitted its capital plan on 2

865

November 2020, and in December 2020 the Federal Reserve Board released the results of the second round of supervisory stress tests. The Federal Reserve Board did not change Santander Holdings USA’s stress capital buffer (discussed below) as a result of this second round of stress tests.
The Federal Reserve Board had the authority to limit the capital distributions of bank holding companies, including Santander Holding USA. In June 2020, the Federal Reserve Board imposed limitations on capital distributions for firms subject to CCAR, which took effect in the third quarter of 2020. On 30 September 2020, the Federal Reserve Board announced that it would extend the limitations for the fourth quarter of 2020. Under the capital distribution limitations that were in effect for the third and fourth quarter of 2020, Santander Holdings USA was not permitted to repurchase shares, and common dividend payments to its shareholder were limited based on the lesser of the amount paid in the second quarter of 2020 and an amount based on recent earnings. In December 2020, the Federal Reserve Board announced that it would extend the distribution limitations to the first quarter of 2021, subject to certain modifications During the first quarter of 2021, CCAR banking organizations that are U.S. bank holding companies are authorized to: (a) pay common stock dividends and make share repurchases that, in the aggregate, do not exceed an amount equal to the average of the firm’s net income for the four preceding calendar quarters, provided that the firm does not increase the amount of its common stock dividends to be larger than the level paid in the second quarter of 2020, and provided further that if the average of the firm’s net income for the four preceding calendar quarters does not exceed an amount equal to one cent per share, the firm may pay common stock dividends of one cent per share; (b) make share repurchases that equal the amount of share issuances related to expensed employee compensation; and (c) redeem and make scheduled payments on additional tier 1 and tier 2 capital instruments. As a result of these limitations on capital distributions, Santander Holdings USA’s ability to distribute capital to its parent has been limited since the third quarter of 2020, and may continue to be limited if the Federal Reserve Board further extends the limitations.
In March 2020, the Federal Reserve Board finalized the Stress Capital Buffer (“SCB”) rule. Under the SCB rule, the Federal Reserve uses the results of its supervisory stress test to establish the size of a firm’s SCB requirement, subject to a floor of 2.5 percent. Beginning 1 October 2020, the SCB has replaced the previously effective 2.5 percent capital conservation buffer. Santander Holdings USA must maintain capital ratios above the sum of the minimum capital requirements and any applicable capital buffers, including the SCB, in order to avoid restrictions on the distribution of capital, including in the form of dividends or share repurchases. As of 1 October 2020, the firm-specific SCB applicable to Santander Holdings USA is equal to 2.5 percent, although this amount could increase in future years based on the results of the Federal Reserve Board’s periodic supervisory stress tests and capital planning requirements applicable to Santander Holdings USA.
Single counterparty credit limits
The U.S. operations of the Bank are subject to single counterparty credit limits, which impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. Under the amendments to the U.S. single counterparty credit limits rule made by the Tailoring Rules, Santander Holdings USA will not be subject to the single counterparty credit limits rule at the IHC level. In addition, although the Bank remains subject to the amended rules with respect to its U.S. operations, it may elect to comply by certifying that it complies with its home-country single counterparty credit limits, instead of complying with the Federal Reserve Board's implementation of these requirements.
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
In addition to such confidential actions and restrictions, we have been, and continue to be, subject to public supervisory actions in the United States. In March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the Federal Reserve Bank of Boston (“FRB Boston”) pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. A response to this written agreement was submitted to the FRB Boston

866	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

in May 2017. The written agreement between Santander Holdings USA and the FRB Boston dated 21 March 2017 was terminated on 4 February 2021.
COVID-19 Supervisory Actions
The U.S. banking regulators have taken a number of supervisory actions to mitigate the economic impacts of the COVID-19 pandemic. The duration of some of these actions will depend on the state of the U.S. economy, the forecast for which is currently very uncertain. Among these actions, the Federal Reserve Board required for the third and fourth quarters of 2020 certain large banking organizations, including Santander Holdings USA, to suspend share repurchases, cap dividend payments to the amount paid in the second quarter of 2020, and further limit dividends according to a formula based on recent income. In December 2020, the Federal Reserve Board extended these limitations for the first quarter of 2021, subject to certain modifications described above. The Federal Reserve Board also required banking organizations to re-evaluate their longer-term capital plans and required banking organizations to resubmit their capital plans in the fourth quarter of 2020 to reflect more recent macroeconomic developments. The Coronavirus Aid, Relief, and Economic Security Act also provides financial institutions with the option to suspend certain GAAP requirements for coronavirus-related loan modifications that would otherwise constitute troubled debt restructurings and further requires the U.S. federal banking agencies to defer to financial institutions’ determinations in making such suspensions.
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
There is also scrutiny of compliance with applicable U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury against certain foreign countries, governments, individuals and entities to counter threats to the U.S. national security, foreign policy, or economy. OFAC-administered sanctions take many different forms. For example, sanctions may include: (1) restrictions on U.S. persons’ trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on U.S. persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) blocking of assets of targeted governments or “specially designated nationals,” by prohibiting transfers of property subject to U.S. jurisdiction, including property in the possession or control of U.S. persons. Blocked assets, such as property and bank deposits, cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. In addition, non-U.S. persons can be liable for “causing” a sanctions violation by a U.S. person or can violate U.S. sanctions by exporting services from the United States to a sanctions target, for example by engaging in transactions with targets of U.S. sanctions denominated in U.S. dollars that clear through U.S. financial institutions (including through U.S. branches or subsidiaries of non-U.S. banks). In addition, the U.S. government has implemented various sanctions that target non-U.S. persons, including non-U.S. financial institutions that engage in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”) that involve Iran, North Korea, Russia, or Hezbollah. If a non-U.S. financial institution were determined to have engaged in activities targeted by certain secondary U.S. sanctions, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.
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
Cybersecurity and data privacy
As cybersecurity and data privacy risks for banking organizations and the broader financial system have significantly increased in recent years, cybersecurity and data privacy issues have become the subject of increasing legislative and regulatory focus. The U.S. bank regulatory agencies have proposed enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including Santander Holdings USA, and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience and situational awareness. Several states

867

have also proposed or adopted cybersecurity and data privacy legislation and regulations, including the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020, which require, among other things, notification to affected individuals when there has been a security breach of their personal data and increase the privacy and security obligations of entities handling certain personal information of individuals.
We receive, process, maintain, transmit and store proprietary information and sensitive or confidential data, including public and non-public personal information of our customers, employees and counterparties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this information is governed by U.S. federal and state law and is increasingly subject to legislation and regulation.
Data protection and privacy law regimes continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. We may become subject to new legislation or regulation concerning cybersecurity or data protection and privacy, which could require us to incur additional costs and expenses in an effort to comply. We could also be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or privacy policies. If cybersecurity, data privacy, data protection, data transfer or data retention laws are implemented, interpreted or applied in a manner inconsistent with our current practices, we may be subject to fines, litigation or regulatory enforcement actions or ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.
If we fall victim to successful cyber-attacks, penetrations, compromises, breaches or circumventions of our information technology systems or experience other cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of our proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract our customers following a cybersecurity incident, litigation and legal risks (including regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.
It is also important to highlight that even when a failure of or interruption in our systems or facilities is timely resolved or an attempted cyber-attack or other security breach or incident is successfully avoided or thwarted, substantial resources and management attention are expend in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as represent a threat to our reputation.
2.1.3 The acquisition of Banco Popular has given rise to a wide range of litigation or other claims being filed that could have a material adverse effect on us.
The acquisition of Banco Popular, S.A. (Banco Popular) by Banco Santander took place in execution of the resolution of the Steering Committee of the Spanish banking resolution authority (FROB) of 7 June 2017, which adopted the measures required to implement the decision of the European banking resolution authority (the Single Resolution Board or SRB).
Banco Popular’s declaration of resolution, the cancellation and conversion of its capital instruments, and the subsequent transfer to Banco Santander of the shares resulting from that conversion through the resolution tool of selling the entity’s business, all under the rules of the single resolution framework indicated above, have no precedent in Spain nor in any other EU member state. As a result, appeals, claims and actions have been filed against the resolutions of the SRB and the FROB and against Banco Santander (previously, also against Banco Popular and other Group entities) related to the acquisition of Banco Popular.
Additionally, since the acquisition of Banco Popular by Banco Santander, multiple affected parties have filed several claims and may file new claims in the future. It is not possible to predict the total amount of claims that could be presented by the former holders of shares and capital instruments (derived from the acquisition by investors of those shares and capital instruments of Banco Popular before the resolution, including in particular, and without limitation, the shares acquired in the context of the capital increase with pre-emptive subscription rights carried out in 2016), nor their economic implications (especially considering that the resolution decision in application of the new regulations is unprecedented, and that it is possible that future claims may not specify a specific amount, may allege new legal interpretations of the regulations, or involve a large number of parties).
The estimated cost of potential compensation to Banco Popular shareholders and bondholders recorded in the 2017 financial statements amounted to EUR 680 million, of which EUR 535 million were applied to the fidelity action. The provisions recorded are deemed sufficient to cover the risks associated with the legal claims that are taking place today. However, in the event that we are required to make additional payments, either with respect to claims already made with undetermined amounts, or any new claims, there could be a significant adverse effect on our results and financial situation.
Likewise, the Central Court No. 4 is currently conducting preliminary proceedings 42/2017, which are investigating, among other things, (i) the veracity of the prospectus in connection with the capital increase with pre-emptive subscription rights that was carried out by Banco Popular in 2016; and (ii) the alleged manipulation in the share price of

868	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Banco Popular until the entity's resolution in June 2017. In this proceeding, Banco Santander could have possible subsidiary civil liability. See details of the legal proceedings related to Banco Popular in note 25 to our consolidated financial statements included in Part 2 of this Form 20-F.
2.1.4 We are subject to potential action by any of our regulators or supervisors, particularly in response to customer complaints.
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
2.1.5 We are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
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

869

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
Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML, anti-terrorism, or sanctions requirements our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to 'black lists' that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.
Any such risks could have a material adverse effect on our operating results, financial condition and prospects.
See also risk factor 2.1.2 entitled 'We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition - United States Significant Regulation - Anti-Money Laundering and economic sanctions'.
2.1.7 Changes in taxes and other assessments may adversely affect us.
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
2.2 Liquidity and Funding Risks
2.2.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.
Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the covid-19 pandemic. While we have in place liquidity management processes to seek to mitigate and control these risks as well as a model based on autonomous subsidiaries in terms of capital and liquidity which limits the possibility of contagion between our units, unforeseen systemic market factors make it difficult to eliminate completely these risks. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current

870	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
Central banks have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the covid-19 crisis. If current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs.
Additionally, our activities could be adversely impacted by liquidity tensions arising from generalised drawdowns of committed credit lines to our customers.
We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At 31 December 2020, our LCR ratio was 168%, above the 100% minimum requirement. The NSFR provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. At the end of 2020, this ratio stands at 120% for the Group and over 100% for all our main subsidiaries.
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
We have the following ratings by the major rating agencies:

Banco Santander
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A-	F2	Oct 2020	Negative
Moody's	A2	P-1	Oct 2020	Stable
Standard & Poor's	A	A-1	Dec 2020	Negative
DBRS	A (High)	R-1 (Middle)	Oct 2020	Stable

Santander UK, plc
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A+	F1	Sep 2020	Negative
Moody's	A1	P-1	Oct 2020	Stable
Standard & Poor's	A	A-1	Jun 2020	Negative

Banco Santander (Brasil)		(Foreign currency)
Rating agency	Long term	Short term	Last report date	Outlook
Moody's	Ba1	-	Dec 2020	Stable
Standard & Poor's	BB-	B	Aug 2020	Stable

871

We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2020, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch we would be required to post up to EUR 85 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to EUR 258 million in additional collateral. We estimate that as of 31 December 2020, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £1.5 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £1.9 billion of cash and collateral under secured funding and derivatives contracts.
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
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander's ratings is linked, to a large extent, to the macroeconomic outlook and to the impact of the covid-19 pandemic (including, for example, a second wave, new lockdowns, etc.) on our asset quality, profitability and capital. Failure to maintain favourable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.
2.3 Credit Risks
2.3.1 The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in the regions where we operate or in global economic and political conditions, including as a result of the covid-19 pandemic. In response to covid-19, with the purpose of helping our customers from the credit perspective and foster their economic resilience, we have implemented several actions, including (i) providing liquidity and credit facilities to customers facing hardship; (ii) granting payment deferrals in outstanding loans under the EBA Guidelines on moratoria; (iii) focus credit risk management on those economic sectors more affected by the pandemic; (iv) focus on the collections & recoveries readiness across the Group; and (v) quantifying the provisions overlay on the expected credit losses as a result of the macroeconomic shock. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.
Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. For further details regarding our risk management policies, see risk factor 2.6.1 entitled 'Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks'.
On 31 December 2020, our credit risk (which includes gross loans and advances to customers, guarantees and documentary credits) amounted to EUR 989,456 million

872	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

(compared to EUR 1,016,507 million as of 31 December 2019).
Our loan portfolio is mainly located in Europe (in particular, Spain and the UK), North America (in particular the United States) and South America (in particular Brazil). At 31 December 2020, Europe accounted for 74% of our total loan portfolio (Spain accounted for 21% of our total loan portfolio and the UK, where the loan portfolio consists primarily of residential mortgages, accounted for 28%), North America accounted for 13% (of which the United States represents 10% of our total loan portfolio) and South America accounted for 12% (of which Brazil represents 7% of our total loan portfolio). Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Europe (in particular, Spain and the UK), North America and South America.
Mortgage loans are one of our principal assets, comprising 44% of our loan portfolio as of 31 December 2020. Our exposure is concentrated in residential mortgage loans, especially in Spain and the UK. If Spain or the UK returned to situations of economic stagnation, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance or continued global markets volatility, home prices could decline, while mortgage delinquencies and forbearances could increase. At 31 December 2020, the NPL ratio of residential mortgage loans for the Group in Spain and the UK was 2.96% and 0.99%, respectively.
At 31 December 2020 our total Group NPL ratio stood at 3.21% as compared to 3.32% at 31 December 2019. Coverage as of 31 December 2020 was 76.4% as compared to 67.9% a year earlier. We can provide no assurance that our NPL ratio will not increase as a result of the aforementioned and other factors. High unemployment rates, coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) in 2020 was EUR 12,382 million, a 32% increase as compared to 2019 mainly due to expected credit losses arising from the covid-19 pandemic.
At 31 December 2020, the gross amount of our refinancing and restructuring operations was EUR 29,159 million (3.1% of total gross loans and credits), of which EUR 12,728 million have real estate collateral. At the same date, the net amount of non-current assets held for sale totalled EUR 4,445 million, of which EUR 4,081 million were foreclosed assets, with a coverage ratio of 48% on the gross amount of these assets.
2.3.2 The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of the covid-19 pandemic and macroeconomic factors affecting Europe, North American countries and South American countries. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.
At 31 December 2020, 44% of our loans and advances to customers have property collateral while 21% have other types of collateral (securities, pledges and others).
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

873

2.4 Market Risks
2.4.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.
The covid-19 pandemic has caused high market volatility which may materially and adversely affect us and our trading and banking book.
Market risk refers to the probability of variations in our interest income / (charges) or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:
•interest income / (charges);
•the volume of loans originated;
•credit spreads;
•the market value of our securities holdings;
•the value of our loans and deposits; and
•the value of our derivatives transactions.
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
Variations in our interest income / (charges)
At 31 December 2020, risk on net interest income over a one year period, measured as the sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in Europe in the euro, at EUR 191 million; the Polish zloty, at EUR 66 million; the British pound yield curve at EUR 25 million; and the US dollar, at EUR 19 million, all related to risks of rate cuts. In North America the risk was mainly located in the US (EUR 61 million) while in South America it was mainly found in Chile (EUR 80 million) and Brazil (EUR 68 million).
Variations in the market value of our assets and liabilities
The market risk in relation to the change in the market value of our assets and liabilities refers to the loss of value of assets or increase in the value of liabilities due to fluctuations in their prices in the markets where those assets or liabilities are traded, or even if not traded, in the value that a third party outside the Group would be willing to offer in a hypothetical transaction.
The standard methodology that we apply for risk management is Value at Risk (VaR), which measures the maximum expected loss within a certain confidence level and time frame.
In relation to structural balance sheet risks:
•At 31 December 2020, the maximum expected loss in the value of assets and liabilities due to variations in interest rate was EUR 345.5 million (EUR 629.7 million and EUR 319.5 million at 31 December 2019 and 2018, respectively), measured with a VaR confidence level of 99% and a temporary horizon of one day.
•At 31 December 2020, the maximum expected loss in the value of assets and liabilities due to variations in exchange rate was EUR 502.6 million (EUR 331.7 million and EUR 324.9 million at 31 December 2019 and 2018, respectively), measured with a VaR confidence level of 99% and a temporary horizon of one day.
•At 31 December 2020, the maximum expected loss in the value of assets and liabilities due to variations in equity portfolio was EUR 318.5 million (EUR 169.8 million and EUR 180.1 million at 31 December 2019 and 2018, respectively), measured with a VaR confidence level of 99% and a temporary horizon of one day.

874	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

In relation to the trading portfolio, the Santander Corporate & Investment Banking segment VaR closed December with EUR 8.3 million.
If any of these risks were to materialise, NII or the market value of the Group's assets and liabilities could suffer a material adverse impact.
2.4.2 We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.
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
At 31 December 2020, the notional value of the trading derivatives in our books amounted to EUR 5,830,329 million (with a market value of EUR 67,137 million of debit balance and EUR 64,469 million of credit balance).
At 31 December 2020, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to EUR 360,626 million (with market value of EUR 8,325 million in assets and EUR 6,869 million in liabilities).
2.4.3 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.
In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the covid-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.
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
2.5 Risks related to our industry
2.5.1 Goodwill impairments may be required in relation to acquired businesses.
We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. In 2019 we recognized an impairment of goodwill of EUR 1,491 million in Santander UK. In 2020, considering the economic and business environment resulting from covid-19, we recognized an impairment of goodwill of EUR 10,100 million (of which EUR 6,101 million correspond to Santander UK, EUR 1,192 million to Santander Bank Polska, EUR 1,177 million to Santander Bank, National Association, EUR 1,153 million to Santander Consumer USA, and EUR 277 million to Santander Consumer Nordics). See note 17 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.
2.5.2 Changes in our pension liabilities and obligations could have a material adverse effect on us.
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

875

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
At 31 December 2020, our provision for pensions and other obligations amounted to EUR 5,727 million. See more information in note 25.c) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
2.5.3 We depend in part upon dividends and other funds from subsidiaries.
Some of our operations are conducted through our financial services subsidiaries. As a result, our ability to pay dividends, to the extent we decide to do so, depends in part on the ability of our subsidiaries to generate earnings and to pay dividends to us. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from our Argentine subsidiaries have been subject to certain restrictions. Currently, distribution of results are suspended until 30 June 2021. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. We also have to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to us by our subsidiaries. For instance, the ECB adopted on 27 March 2020 its Recommendation ECB 2020/19, recommending banks not to pay dividends or buy back shares during the covid-19 pandemic until at least 1 October 2020. On 28 July 2020, the ECB extended this recommendation until 1 January 2021. Lastly, on 15 December 2020, the ECB issued its recommendation 2020/35 on dividend distributions during the covid-19 pandemic and repealing its previous recommendation on this matter, by which it recommends that banks under the scope of its direct supervision exercise extreme prudence on dividends and share buy-backs. The ECB asks the banks to consider not distributing any cash dividends or conducting share buy-backs, or to limit such distributions until 30 September 2021. Given the persisting uncertainty over the economic impact of the covid-19 pandemic, the ECB also considers that it would not be prudent for credit institutions to consider making a distribution and share buy-backs amounting to more than
15% of their accumulated profit for the financial years 2019 and 2020, or more than 20 basis points in terms of the CET1 ratio, whichever is lower.
In relation to the UK, on 31 March 2020, the Prudential Regulation Authority (PRA) at the Bank of England sent a letter to Santander UK requesting to suspend the payment of dividends until the end of 2020. On 10 December 2020, the PRA published its statement on capital distributions by large UK banks, on which it stated that there was scope for banks to recommence some distributions should their boards choose to do so, within an appropriately prudent framework. In connection with full-year 2020 results, the PRA considers that distributions should not exceed the highest of 20 basis points of RWAs at the end of 2020 or 25% of cumulative eight-quarter profits covering 2019 and 2020 after deducting prior shareholder distributions over that period. Dividend income from Santander UK Group Holdings Ltd in 2020 amounted to EUR 186 million.
To the extent that these recommendations, or other similar measures that may be taken by supervisors from other geographies, are applied by some of our subsidiaries, it could have a material adverse effect on our business, financial condition and results of operations.
At 31 December 2020, dividend income for Banco Santander, S.A. represented 49% of its total income.
2.5.4 Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.
We face substantial competition in all parts of our business, including in payments, in originating loans and in attracting deposits. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans.
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

876	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behaviour, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger, artificial intelligence and/or biometrics, to provide services such as cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our Internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards Internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect our competitive position.
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
2.5.5 If we are unable to manage the growth of our operations or to integrate successfully our inorganic growth, this could have an adverse impact on our profitability.
We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:
•manage efficiently the operations and employees of expanding businesses;
•maintain or grow our existing customer base;
•assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;
•finance strategic investments or acquisitions;
•align our current information technology systems adequately with those of an enlarged group;
•apply our risk management policy effectively to an enlarged group; and
•manage a growing number of entities without over-committing management or losing key personnel.
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

877

2.5.6 We may not effectively manage risks associated with the replacement or reform of benchmark indices.
Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be 'benchmarks', including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.
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
Various regulators, industry bodies and other market participants in the U.S. and other countries have worked to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. A transition away from the widespread use of certain benchmarks to alternative rates has begun and will continue over the course of the next few years. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on Banco Santander’s results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect Banco Santander’s results.
On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the FCA), which regulates the London interbank offered rate (LIBOR), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicated that the continuation of LIBOR on the current basis could not be guaranteed after 2021. On
December 4, 2020, ICE Benchmark Administration Limited, which administers LIBOR, published a consultation on its intention to cease the publication of most LIBOR settings as of the end of December 2021, except for the publication until June 30, 2023 of certain U.S. dollar LIBOR settings. Therefore, after 2021 most LIBOR settings may cease to be calculated. The Bank of England is publishing a reformed Sterling Overnight Index Average, comprised of a broader set of overnight Sterling money market transactions, which has been selected by the Working Group on Sterling Risk-Free Reference Rates as the alternative rate to Sterling LIBOR. In addition, the Federal Reserve Bank of New York now publishes three reference rates based on overnight U.S. Treasury repurchase agreement transactions, including the Secured Overnight Financing Rate (SOFR), which has been recommended as the alternative to U.S. dollar LIBOR. Furthermore, the European Money Market Institute (EMMI) announced the discontinuation of the EONIA after 3 January 2022 and that from 2 October 2019 until its total discontinuation it will be replaced by the €STR plus a spread of 8.5 basis points. Many unresolved issues remain, such as the timing of the successor benchmarks' introduction and the transition of a particular benchmark to a replacement rate, which could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the Group. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.
2.6 Risk Management
2.6.1 Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system,

878	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
Our board of directors is responsible for the approval of the Group’s general policies and strategies, and in particular for the general risk policy. In addition to the executive committee, which maintains a special focus on risk, the board has a specific risk supervision, regulation and compliance committee. See more information in note 54.a)2 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F and in section 4 'Board of directors' in the Corporate governance chapter in Part 1 of this annual report on Form 20-F.
2.7 Technology Risks
2.7.1 Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner or any failure to successfully implement new cybersecurity and data privacy regulations could have a material adverse effect on us.
Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis. We must continually make significant investments in, and improvements to, our information technology infrastructure in order to meet the needs of our customers. We cannot assure that in the future we will be able to maintain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, new technologies and technological solutions are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely and cost-efficient manner could have a material adverse effect on us.
In addition, several new and proposed laws, directives and regulations are defining how to manage cybersecurity and data protection risks, including with respect to the data breach reporting requirements and supervisory processes, among others. These regulations are quite fragmented in terms of definitions, scope and applicability. A failure to successfully implement all or some of these new local, state, national and international regulations, which in some

879

cases have severe sanctions regimes, could have a material adverse effect on us.

2.7.2 Risks relating to data collection, processing and storage systems and security are inherent in our business.
Like other financial institutions, we receive, manage, process, hold and transmit proprietary and sensitive or confidential information, including personal information of customers and employees in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential or sensitive personal data and other information using our computer systems and networks or those of our third party vendors. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively. Cybersecurity incidents and data losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events or actors that interrupt normal business operations. We also face the risk that the design of our cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data and/or client records are incomplete, not recoverable or not securely stored. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, could produce customer claims and could materially and adversely affect us.
Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks or subject to other information security incidents or breaches. This is especially applicable in the current response to the covid-19 pandemic and the shift we have experienced in having a significant part of our employees working from their homes for the time being, as our employees access our secure networks through their home networks. If we cannot maintain effective and secure electronic data and information, management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, claims from customers, regulators, employees and other parties, violations of applicable privacy and other laws, regulatory sanctions and serious reputational and financial harm to us.
We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure, data and information from misappropriation or corruption, but our and our third-party vendors’ systems, software and networks nevertheless may be vulnerable to disruptions and failures caused by unauthorized access or misuse, computer viruses, disability devices, phishing attacks or other malicious code, fire, power loss, telecommunications failures, employee misconduct, human error, computer hackers, and other events that could have a security impact on us. An interception, loss, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, employee, vendor, service provider, counterparty or other third party could result in legal liability, regulatory action, reputational harm and financial loss. There can be no absolute assurance that we will not suffer material losses from operational risks in the future, including those relating to any security breaches.
We have seen in recent years computer systems of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to information technology systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cyber criminals, but also activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers or other affected individuals. If we fail to effectively manage our cybersecurity risk, including by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects, including through the payment of customer compensation or other damages, litigation expenses, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate, such as telecommunications networks. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information see 'Risk management' chapter in Part 1 of this annual report on Form 20-F.
Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, unauthorized access or disclosures could subject us to legal actions and administrative sanctions, as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from employees’ potential non-compliance with policies, misconduct, negligence or fraud, which could result in

880	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

regulatory sanctions and serious reputational and financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to the relevant regulatory authorities.
3. General risks
3.1 Risks related to our industry
3.1.1 Climate change can create transition risks, physical risks, and other risks that could adversely affect us.
Climate change may imply three primary drivers of financial risk that could adversely affect us:
•Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes.
•Physical risks related to extreme weather impacts and longer term trends, which could result in financial losses that could impair asset values and the creditworthiness of our customers.
•Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.
These primary drivers could materialize, among others, in the following financial risks:
•Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.
•Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.
•Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.
•Reputational risk could also arise from shifting sentiment among customers and increasing attention and scrutiny from other stakeholders (investors, regulators, etc.) on our response to climate change.
Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.
3.1.2 The financial problems faced by our customers could adversely affect us.
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
3.1.3 Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.
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

881

3.1.4 We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.
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
3.1.5 We rely on third parties and affiliates for important products and services.
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
3.1.6 Damage to our reputation could cause harm to our business prospects.
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
3.1.7 We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.
We and our affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.
Spanish and US law provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions.
We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests may arise between us

882	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

and any of our affiliates, or among our affiliates, which may not be resolved in our favour.
3.2 Financial reporting and control risks
3.2.1 Changes in accounting standards could impact reported earnings.
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
3.2.2 Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.
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
3.2.3 Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.
Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the U.S. Securities Exchange Act of 1934 (the Exchange Act) is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms.
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
3.3 Foreign private issuer and other risks
3.3.1 Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.
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
3.3.2 Investors may find it difficult to enforce civil liabilities against us or our directors and officers.
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
3.3.3 As a holder of ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.
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
3.3.4 ADS holders may be subject to additional risks related to holding ADSs rather than shares.
Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:
•as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;
•we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and
•the depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

884	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
To better understand the behaviour of average balance sheets and interest rates, we have split our foreign activities into ‘International - Mature markets’ which include Europe (except for Spain and Poland), the United States and ‘International - Developing markets’ which include South America, Mexico and Poland.
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

	Year ended 31 December,
	2020			2019			2018
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in million of euros, except percentages)
Cash and deposits on demand and loans and advances to central banks and credit institutions (A)	223,096	2,232	1.00%	203,809	3,920	1.92%	192,669	4,051	2.10%
Domestic	97,511	650	0.67%	84,412	598	0.71%	75,250	784	1.04%
International - Mature markets	79,703	512	0.64%	66,093	910	1.38%	66,326	733	1.11%
International - Developing markets	45,882	1,070	2.33%	53,304	2,412	4.52%	51,093	2,534	4.96%

Loans and advances to customers	930,563	38,788	4.17%	910,327	46,180	5.07%	861,327	43,489	5.05%
Domestic	251,536	4,913	1.95%	236,132	5,420	2.30%	240,845	5,366	2.23%
International - Mature markets	509,016	17,136	3.37%	491,479	18,426	3.75%	451,034	17,287	3.83%
International - Developing markets	170,011	16,739	9.85%	182,716	22,334	12.22%	169,448	20,836	12.30%

Debt securities	172,940	5,022	2.90%	190,128	6,378	3.35%	192,193	6,429	3.35%
Domestic	46,390	341	0.74%	61,498	599	0.97%	70,746	1,007	1.42%
International - Mature markets	49,667	619	1.25%	56,935	829	1.46%	55,173	792	1.44%
International - Developing markets	76,883	4,062	5.28%	71,695	4,950	6.90%	66,274	4,630	6.99%

Income from hedging operations		(343)			232			305
Domestic		21			59			(37)
International - Mature markets		(116)			161			(37)
International - Developing markets		(248)			12			379

Other interest		42			75			51
Domestic		10			23			21
International - Mature markets		21			31			16
International - Developing markets		11			21			14

Total Interest earning assets	1,326,599	45,741	3.45%	1,304,264	56,785	4.35%	1,246,189	54,325	4.36%
Domestic	395,437	5,935	1.50%	382,042	6,699	1.75%	386,841	7,141	1.85%
International - Mature markets	638,386	18,172	2.85%	614,507	20,357	3.31%	572,533	18,791	3.28%
International - Developing markets	292,776	21,634	7.39%	307,715	29,729	9.66%	286,815	28,393	9.90%
Other non-interest earning assets	210,953			203,903			196,672
Assets from discontinued operations	—			—			—
Total Average Assets	1,537,552	45,741		1,508,167	56,785		1,442,861	54,325
Note: As of 31 December 2020, 2019 and 2018, Total average assets attributed to international activities accounted for 68%, 69% and 68%, respectively, of the Group’s Total average assets. (International - Mature markets accounted for 46%, 46% and 45% and International - Developing markets accounted for 22%, 23% and 23%, respectively).

(A) Interest includes income from liabilities reported in "Deposits from central banks and credit institutions" related to funding from the European Central Bank.

886	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Year ended 31 December,
	2020			2019			2018
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in million of euros, except percentages)
Deposits from central banks and credit institutions (B)	187,128	2,147	1.15%	181,651	3,248	1.79%	191,073	3,218	1.68%
Domestic	90,747	394	0.43%	86,635	496	0.57%	101,728	691	0.68%
International - Mature markets	61,877	445	0.72%	59,155	884	1.49%	57,768	677	1.17%
International - Developing markets	34,504	1,308	3.79%	35,861	1,868	5.21%	31,577	1,850	5.86%

Customer deposits	837,397	5,599	0.67%	811,151	10,137	1.25%	773,578	9,062	1.17%
Domestic	269,979	332	0.12%	263,016	665	0.25%	250,470	882	0.35%
International - Mature markets	385,956	1,662	0.43%	366,003	2,659	0.73%	351,873	2,085	0.59%
International - Developing markets	181,462	3,605	1.99%	182,132	6,813	3.74%	171,235	6,095	3.56%

Marketable debt securities (A)	247,284	5,119	2.07%	246,133	6,679	2.71%	221,196	6,073	2.75%
Domestic	99,466	1,539	1.55%	84,217	1,580	1.88%	75,752	1,555	2.05%
International - Mature markets	116,411	2,395	2.06%	125,022	3,011	2.41%	111,863	2,550	2.28%
International - Developing markets	31,407	1,185	3.77%	36,894	2,088	5.66%	33,581	1,968	5.86%

Other interest bearing liabilities	10,650	281	2.64%	13,293	418	3.14%	7,261	186	2.56%
Domestic	6,331	117	1.85%	8,774	213	2.43%	5,470	91	1.66%
International - Mature markets	2,245	28	1.25%	2,131	25	1.17%	799	5	0.63%
International - Developing markets	2,074	136	6.56%	2,388	180	7.54%	992	90	9.07%

Expenses from hedging operations		(294)			—			24
Domestic		(37)			(21)			(83)
International - Mature markets		(205)			25			(108)
International - Developing markets		(52)			(4)			215

Other interest		895			1,020			1,421
Domestic		313			222			304
International - Mature markets		95			150			109
International - Developing markets		487			648			1,008

Total interest bearing liabilities	1,282,459	13,747	1.07%	1,252,228	21,502	1.72%	1,193,108	19,984	1.67%
Domestic	466,523	2,658	0.57%	442,642	3,155	0.71%	433,420	3,440	0.79%
International - Mature markets	566,489	4,420	0.78%	552,311	6,754	1.22%	522,303	5,318	1.02%
International - Developing markets	249,447	6,669	2.67%	257,275	11,593	4.51%	237,385	11,226	4.73%

Other non-interest bearing liabilities	155,714			146,386			143,798
Non-Controlling interest	9,920			11,096			10,884
Stockholders' Equity	89,459			98,457			95,071
Liabilities from discontinued operations	—			—			—
Total average liabilities and Stockholders' Equity	1,537,552	13,747		1,508,167	21,502		1,442,861	19,984
Note: As of 31 December 2020, 2019 and 2018, Total average liabilities attributed to international activities accounted for 63%, 64% and 63%, respectively, of the Group’s Total average liabilities. (International - Mature markets accounted for 42%, 42% and 42% and International - Developing markets accounted for 21%, 22% and 21%, respectively).
(A) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”.
(B) Interest includes expenses from assets reported in "Cash and deposits on demand and loans and advances to central banks and credit institutions" related to liquidity placed in the European Central Bank.

Changes in Interest Income / (charges)-Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income between changes in average volume and changes in average rate for 2020 compared to 2019 and 2019 compared to 2018. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’.

	Year ended 31 December,
	2020 / 2019
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume	Rate	Net Change
	(in millions of euros)
Cash and deposits on demand and loans and advances to central banks and credit institutions	253	(1,941)	(1,688)
Domestic	89	(37)	52
International - Mature markets	464	(862)	(398)
International - Developing markets	(300)	(1,042)	(1,342)

Loans and advances to customers	628	(8,020)	(7,392)
Domestic	338	(845)	(507)
International - Mature markets	1,763	(3,053)	(1,290)
International - Developing markets	(1,473)	(4,122)	(5,595)

Debt securities	(221)	(1,135)	(1,356)
Domestic	(170)	(88)	(258)
International - Mature markets	(149)	(61)	(210)
International - Developing markets	98	(986)	(888)

Income from hedging operations	(575)	—	(575)
Domestic	(38)	—	(38)
International - Mature markets	(277)	—	(277)
International - Developing markets	(260)	—	(260)

Other interest	(33)	—	(33)
Domestic	(13)	—	(13)
International - Mature markets	(10)	—	(10)
International - Developing markets	(10)	—	(10)

Total Interest earning assets	52	(11,096)	(11,044)
Domestic	206	(970)	(764)
International - Mature markets	1,791	(3,976)	(2,185)
International - Developing markets	(1,945)	(6,150)	(8,095)

	Year ended 31 December,
	2019 / 2018
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume	Rate	Net Change
	(in millions of euros)
Cash and deposits on demand and loans and advances to central banks and credit institutions	142	(273)	(131)
Domestic	87	(273)	(186)
International - Mature markets	(51)	228	177
International - Developing markets	106	(228)	(122)

Loans and advances to customers	3,150	(459)	2,691
Domestic	(106)	160	54
International - Mature markets	1,634	(495)	1,139
International - Developing markets	1,622	(124)	1,498

Debt securities	204	(255)	(51)
Domestic	(119)	(289)	(408)
International - Mature markets	(52)	89	37
International - Developing markets	375	(55)	320

Income from hedging operations	(73)	—	(73)
Domestic	96	—	96
International - Mature markets	198	—	198
International - Developing markets	(367)	—	(367)

Other interest	24	—	24
Domestic	2	—	2
International - Mature markets	15	—	15
International - Developing markets	7	—	7

Total Interest earning assets	3,447	(987)	2,460
Domestic	(40)	(402)	(442)
International - Mature markets	1,744	(178)	1,566
International - Developing markets	1,743	(407)	1,336

888	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Year ended 31 December,
	2020 / 2019
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume	Rate	Net Change
	(in millions of euros)
Deposits from central banks and credit institutions	62	(1,163)	(1,101)
Domestic	23	(125)	(102)
International - Mature markets	107	(546)	(439)
International - Developing markets	(68)	(492)	(560)

Customer Deposits	339	(4,877)	(4,538)
Domestic	17	(350)	(333)
International - Mature markets	347	(1,344)	(997)
International - Developing markets	(25)	(3,183)	(3,208)

Marketable debt securities	(155)	(1,405)	(1,560)
Domestic	261	(302)	(41)
International - Mature markets	(137)	(479)	(616)
International - Developing markets	(279)	(624)	(903)

Other interest bearing liabilities	(61)	(76)	(137)
Domestic	(52)	(44)	(96)
International - Mature markets	13	(10)	3
International - Developing markets	(22)	(22)	(44)

Expenses from hedging operations	(294)	—	(294)
Domestic	(16)	—	(16)
International - Mature markets	(230)	—	(230)
International - Developing markets	(48)	—	(48)

Other interest	(125)	—	(125)
Domestic	91	—	91
International - Mature markets	(55)	—	(55)
International - Developing markets	(161)	—	(161)

Total interest bearing liabilities	(234)	(7,521)	(7,755)
Domestic	324	(821)	(497)
International - Mature markets	45	(2,379)	(2,334)
International - Developing markets	(603)	(4,321)	(4,924)

	Year ended 31 December,
	2019 / 2018
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume	Rate	Net Change
	(in millions of euros)
Deposits from central banks and credit institutions	68	(38)	30
Domestic	(95)	(100)	(195)
International - Mature markets	(73)	280	207
International - Developing markets	236	(218)	18

Customer Deposits	446	629	1,075
Domestic	42	(259)	(217)
International - Mature markets	5	569	574
International - Developing markets	399	319	718

Marketable debt securities	683	(77)	606
Domestic	165	(140)	25
International - Mature markets	329	132	461
International - Developing markets	189	(69)	120

Other interest bearing liabilities	195	37	232
Domestic	69	53	122
International - Mature markets	18	2	20
International - Developing markets	108	(18)	90

Expenses from hedging operations	(24)	—	(24)
Domestic	62	—	62
International - Mature markets	133	—	133
International - Developing markets	(219)	—	(219)

Other interest	(401)	—	(401)
Domestic	(82)	—	(82)
International - Mature markets	41	—	41
International - Developing markets	(360)	—	(360)

Total interest bearing liabilities	967	551	1,518
Domestic	161	(446)	(285)
International - Mature markets	453	983	1,436
International - Developing markets	353	14	367

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

	Year ended 31 December,
	2020	2019	2018
	(in millions of euros, except percentages)
Average interest earning assets	1,326,599	1,304,264	1,246,189
Domestic	395,437	382,042	386,841
International - Mature markets	638,386	614,507	572,533
International - Developing markets	292,776	307,715	286,815

Interest and similar income	45,741	56,785	54,325
Domestic	5,935	6,699	7,141
International - Mature markets	18,172	20,357	18,791
International - Developing markets	21,634	29,729	28,393

Interest income / (charges) (A)	31,994	35,283	34,341
Domestic	3,277	3,544	3,701
International - Mature markets	13,752	13,603	13,473
International - Developing markets	14,965	18,136	17,167

Gross yield (B)	3.45%	4.35%	4.36%
Domestic	1.50%	1.75%	1.85%
International - Mature markets	2.85%	3.31%	3.28%
International - Developing markets	7.39%	9.66%	9.90%

Net yield (C)	2.41%	2.71%	2.76%
Domestic	0.83%	0.93%	0.96%
International - Mature markets	2.15%	2.21%	2.35%
International - Developing markets	5.11%	5.89%	5.99%

Yield spread (D)	2.38%	2.64%	2.68%
Domestic	0.93%	1.04%	1.05%
International - Mature markets	2.07%	2.09%	2.26%
International - Developing markets	4.72%	5.16%	5.17%

890	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
(D)Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread for 2020 and 2019, see “Consolidated Directors’ Report-Economic and Financial Review - Section 3. Group financial performance - 3.2 Results” in Part 1 of this annual report on Form 20-F. For a discussion of the changes in yield spread for 2019 and 2018, see “Consolidated Directors’ Report-Economic and Financial Review - Section 3. Group financial performance - 3.2 Results” in Part 1 of our annual report for the year ended 2019 on Form 20-F.

Interest-earning assets
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2020	2019	2018

Cash and deposits on demand and loans and advances to central banks and credit institutions	16.82%	15.63%	15.46%
Domestic	7.35%	6.47%	6.04%
International - Mature markets	6.01%	5.07%	5.32%
International - Developing markets	3.46%	4.09%	4.10%

Loans and advances to customers	70.14%	69.80%	69.12%
Domestic	18.96%	18.10%	19.33%
International - Mature markets	38.36%	37.68%	36.19%
International - Developing markets	12.82%	14.01%	13.60%

Debt securities	13.04%	14.58%	15.42%
Domestic	3.50%	4.72%	5.68%
International - Mature markets	3.74%	4.37%	4.43%
International - Developing markets	5.80%	5.50%	5.32%

5.2. Other industry Guide 3 disclosures
5.2.1. Assets
Investment securities
At 31 December 2020, the book value of our investment securities was EUR 192.19 billion (representing 12.7% of our total assets). These investment securities had a yield of 2.68 % compared with a yield of 3.22% in 2019 and a yield of 3.41% in 2018. At 31 December 2020, EUR 30.4 billion or 15.8% of our investment securities consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see note 2 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

	Year Ended 31 December
	2020	2019	2018
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	29,959	41,662	48,727
Other domestic issuer:
Public authorities	438	392	1,761
Other domestic issuer	1,588	3,634	4,748
Total domestic	31,985	45,688	55,236
International-
United States:
U.S. Treasury and other U.S. Government agencies	14,372	14,731	9,626
States and political subdivisions	273	878	736
Other securities	6,386	5,915	6,833
Total United States	21,031	21,524	17,195
Other:
Governments	95,925	91,825	89,595
Other securities	27,613	25,559	29,098
Total Other	123,538	117,384	118,693
Total International	144,569	138,908	135,888

Total Debt Securities	176,554	184,596	191,124

Equity securities
Domestic	4,029	4,348	4,225
International-
United States	880	1,281	944
Other	10,723	13,021	9,700
Total international	11,603	14,302	10,644

Total Equity Securities	15,632	18,650	14,869

Total Investment Securities	192,186	203,246	205,993
The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of 31 December 2020 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of 31 December 2020
	Book value (A)	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders' equity:
Spanish Government	30,397	30,401
Brazilian Government	33,316	33,592
Mexican Government	19,053	19,053
Polish Government	11,400	11,400

Near 10% of stockholder´s equity:
Chilean Government	8,082	8,082
Portuguese Government	6,462	6,465
Italian Government	4,688	4,691
UK Government	2,795	2,826
(A) The book value of debt securities measured at fair value with changes in other comprehensive income includes capital gains by valuation and capital losses by valuation not yet materialised.

892	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

The following table shows the maturities of our debt securities as of 31 December 2020.

	Year Ended 31 December 2020
	Maturing Within 1 Year	Yield Within 1 Year	Maturing Between 1 and 5 Years	Yield 1 and 5 Years	Maturing Between 5 and 10 Years	Yield 5 and 10 Years	Maturing After 10 Years	Yield After 10 Years	Total
Debt securities	(in millions of euros)
Domestic:
Spanish Government	9,560	0.03%	2,849	1.16%	9,319	2.02%	8,231	3.27%	29,959
Other domestic issuer:
Public authorities	69	0.68%	244	1.74%	96	1.58%	29	0.43%	438
Other domestic issuer	436	1.35%	576	2.50%	168	2.11%	408	2.21%	1,588
Total domestic	10,065		3,669		9,583		8,668		31,985
International:
United States:
U.S. Treasury and other U.S. Government agencies	4,933	0.32%	999	1.76%	37	2.05%	8,403	2.44%	14,372
States and political subdivisions	82	0.07%	146	2.91%	45	2.41%	—	—	273
Other securities	480	0.79%	891	1.84%	663	2.51%	4,352	2.58%	6,386
Total United States	5,495		2,036		745		12,755		21,031
Other:
Governments	27,568	2.24%	42,101	3.60%	20,458	2.34%	5,798	2.12%	95,925
Other securities	6,863	1.56%	11,683	1.83%	4,237	1.52%	4,830	0.95%	27,613
Total Other	34,431		53,784		24,695		10,628		123,538
Total International	39,926		55,820		25,440		23,383		144,569

Total debt investment securities	49,991		59,489		35,023		32,051		176,554
Loan portfolio
At 31 December 2020, our total loans and advances to customers equalled EUR 939.8 billion (62% of our total assets). Net of allowances for credit losses, loans and advances to customers equalled EUR 916.2 billion at 31 December 2020 (61% of our total assets). In addition to loans, we had outstanding as of 31 December 2020, 2019, 2018, 2017 and 2016 EUR 241,230 million, EUR 241,179 million, EUR 218,083 million, EUR 207.671 million and EUR 202.083 million, respectively, of undrawn balances available to third parties.

Loans by geographic area and type of customer
The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer at each of the dates indicated.

893

	2020	2019	2018	2017	2016
	(in millions of euros)
Loans to borrowers in Spain: (B):
Spanish Government	12,104	9,993	13,615	16,470	14,127
Commercial, financial, agricultural and industrial	65,461	55,696	70,312	57,495	39,950
Real estate and construction (A)	15,840	15,235	16,076	17,723	13,506
Mortgages loans	80,559	83,743	84,849	87,872	65,314
Instalment loans to individuals	27,639	26,294	21,589	24,058	17,016
Lease financing	4,546	4,957	5,059	5,328	3,684
Other	9,181	8,892	4,264	18,500	7,775
Total	215,330	204,810	215,764	227,446	161,372

Loans to borrowers outside Spain: (B):
Non-Spanish Governments	10,779	12,218	10,952	18,577	16,843
Commercial and industrial	380,062	395,087	360,158	317,172	286,165
Mortgage loans	298,555	313,977	291,381	276,762	310,533
Other	35,068	38,368	27,973	32,892	39,950
Total	724,464	759,650	690,464	645,403	653,491

Total loans and advances to customers, gross	939,794	964,460	906,228	872,849	814,863

Allowance for loan losses (C)	(23,595)	(22,242)	(23,307)	(23,934)	(24,393)

Total loans and advances to customers, net of allowances	916,199	942,218	882,921	848,915	790,470

(A)    As of 31 December 2020, the portfolio of loans to real estate and construction companies included EUR 2,871 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to EUR 2,939 million, EUR 4,812 million, EUR 6,472 million and EUR 5,515 million of such loans in 2019, 2018, 2017 and 2016, respectively. Includes other mortgages to real estate and construction companies.
(B)    Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
(C)    Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Selected financial data”.

At 31 December 2020, our loans and advances to associated companies and jointly controlled entities amounted to EUR 6,934 million (see notes 5.f) and 53 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at 31 December 2020 was EUR 1.7 billion (0.18% of total loans and advances, including government-related loans), and the five next largest exposures totalled EUR 6.1 billion (0.6% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer as of 31 December 2020.

894	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (A)
Spanish Government	2,448	1.01%	4,910	1.75%	4,746	1.14%	12,104	1.29%
Commercial, financial, agriculture and industrial	18,715	7.74%	38,701	13.77%	8,045	1.93%	65,461	6.97%
Real estate and construction	2,093	0.87%	6,100	2.17%	7,647	1.83%	15,840	1.69%
Mortgages loans	4,052	1.68%	4,388	1.56%	72,119	17.30%	80,559	8.57%
Instalment loans to individuals	11,604	4.80%	7,809	2.78%	8,226	1.97%	27,639	2.94%
Lease financing	842	0.35%	2,542	0.90%	1,162	0.28%	4,546	0.48%
Other	6,073	2.51%	1,588	0.57%	1,520	0.36%	9,181	0.98%
Total borrowers in Spain	45,827	18.95%	66,038	23.50%	103,465	24.81%	215,330	22.91%

Loans to borrowers outside Spain: (A)
Non-Spanish Governments	2,166	0.90%	2,215	0.79%	6,398	1.53%	10,779	1.15%
Commercial and Industrial	157,635	65.20%	167,312	59.53%	55,115	13.22%	380,062	40.44%
Mortgage loans	11,015	4.56%	37,441	13.32%	250,099	59.98%	298,555	31.77%
Other	25,133	10.40%	8,047	2.86%	1,888	0.45%	35,068	3.73%
Total loans to borrowers outside Spain	195,949	81.05%	215,015	76.50%	313,500	75.19%	724,464	77.09%

Total loans and leases,	241,776	100.00%	281,053	100.00%	416,965	100.00%	939,794	100.00%
gross

(A)    Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

For roll-over not due to clients’ financial difficulties, the analysis is performed under standard acceptance terms and a comprehensive review of the client.

Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at 31 December 2020.

	Fixed and variable rate loans having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)

Fixed rate	70,480	311,467	381,947
Variable rate	99,023	217,048	316,071
Total	169,503	528,515	698,018

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

	Banks and other Financial Institutions	Commercial and Industrial	Governments	Total
(Millions of euros)
2020
UK	8,163	1,568	—	9,731

2019
UK	13,304	2,353	—	15,657

2018
UK	7,961	1,538	—	9,499
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
Movements in allowances for credit Losses
The following table analyses movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Item 1-Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses for 2020 as compared to 2019 see “Consolidated Directors’ Report-Economic and Financial Review - Section 3. Group financial performance -3.2 Results” in Part 1 of this annual report on Form 20-F and for 2019 as compared to 2018 see “Consolidated Directors’ Report-Economic and Financial Review-Section 3. Group financial performance -3.2 Results” in Part 1 of our annual report for the year ended 2018 on Form 20-F.

896	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Year Ended 31 December,
2020	2019	2018	2017	2016
(in millions of euros)
Allowance for credit losses at the end of 2017
Borrowers in Spain	n.a.	n.a.	8,746	n.a.	n.a.
Borrowers outside Spain	n.a.	n.a.	15,937	n.a.	n.a.
Total	n.a.	n.a.	24,682	n.a.	n.a.

IFRS9 Impact
Borrowers in Spain	n.a.	n.a.	755	n.a.	n.a.
Borrowers outside Spain	n.a.	n.a.	1,219	n.a.	n.a.
Total	n.a.	n.a.	1,974	n.a.	n.a.

Allowance for credit losses at beginning of year
Borrowers in Spain	6,618	7,683	9,501	7,215	9,554
Borrowers outside Spain	16,095	16,264	17,156	17,686	17,077
Total	22,713	23,947	26,656	24,900	26,631

Net provisions for credit losses charged to income statement (B)
Borrowers in Spain	2,845	1,336	1,295	955	964
Borrowers outside Spain	10,540	9,772	9,206	9,908	10,243
Total	13,385	11,108	10,501	10,863	11,207

Charge offs against credit loss allowance
Borrowers in Spain	(1,258)	(2,692)	(2,899)	(3,160)	(2,505)
Borrowers outside Spain	(7,672)	(9,901)	(9,774)	(10,362)	(10,254)
Total	(8,930)	(12,593)	(12,673)	(13,522)	(12,758)

Exchange differences and other movements	(3,317)	251	(538)	2,442	(A)	(179)

Allowance for credit losses at end of year (C) (D)
Borrowers in Spain	7,386	6,618	7,683	8,746	7,215
Borrowers outside Spain	16,465	16,095	16,263	15,936	17,686
Total	23,851	22,713	23,947	24,682	24,900

Recoveries of loans previously charged off against income statement
Borrowers in Spain	96	233	255	247	283
Borrowers outside Spain	1,125	1,353	1,303	1,374	1,299
Total	1,221	1,586	1,558	1,621	1,582

Average loans outstanding
Borrowers in Spain	251,536	236,132	240,845	220,067	175,751
Borrowers outside Spain	679,027	674,195	620,482	604,159	605,758
Total	930,563	910,327	861,327	824,226	781,509

Net charge-offs against loan loss allowance to average loans ratio (E)
Borrowers in Spain	0.46%	1.04%	1.10%	1.32%	1.26%
Borrowers outside Spain	0.96%	1.27%	1.37%	1.49%	1.48%
Total	0.83%	1.21%	1.29%	1.44%	1.43%

(A)Includes mainly the balances of Banco Popular.
(B)We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(C)Allowances for the impairment losses on the assets making up the balances of “Loans and receivables-Loans and advances to customers”, “Loans and receivables- Loans and advances to credit institutions” and “Loans and receivables-Debt securities”. See “Section 3. Selected Financial Data”.
(D)The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(E)For the purpose of calculating the ratio, net charge-offs consist of charge-offs against credit loss allowance less Recoveries of loans previously charged-off.

In 2018, the net charge-offs against loan loss allowance to average loans ratio decreased 22 basis points in Spain with a decrease in charge-offs and an increase in average loans. In foreign jurisdictions the ratio decreased 12 basis points with a decrease in charge-offs and an increase in net average loans. Both increases in net average loans due to the acquisition of Banco Popular.
In 2019, the net charge-offs against loan loss allowance to average loans ratio decreased 6 basis points in Spain with a slight decrease in both charge-offs and average loans. In foreign jurisdictions the ratio decreased 10 basis points with charge-offs remaining stable and an increase in average loans.
In 2020, the net charge-offs against loan loss allowance to average loans ratio decreased 58 basis points in Spain with a decrease in charge-offs and an increase in average loans. In foreign jurisdictions the ratio decreased 31 basis points with a decrease in charge-offs and average loans remaining stable.
The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

898	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Year Ended December 31,
	2020	2019	2018	2017	2016
Recoveries of loans previously charged-off against income statement	(in millions of euros)
Domestic:
Commercial, financial, agricultural, industrial	28	93	119	66	128
Real estate and construction	31	62	58	87	72
Mortgages loans	6	9	3	14	10
Instalment loans to individuals	19	66	60	71	63
Lease finance	1	2	2	1	6
Other	11	1	13	8	4
Total Borrowers in Spain	96	233	255	247	283
Borrowers outside Spain
Government and official institutions	—	1	—	—	9
Commercial, industrial and Instalment loans to individuals	1,084	1,264	1,224	1,299	1,146
Mortgage loans	40	84	75	67	86
Other	1	4	3	8	58
Borrowers outside Spain	1,125	1,353	1,303	1,374	1,299
Total	1,221	1,586	1,558	1,621	1,582
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	1,516	798	740	488	418
Real estate and construction	62	80	96	142	(36)
Mortgages loans	141	121	27	112	159
Instalment loans to individuals	1,115	342	434	217	484
Lease finance	5	6	(51)	22	(22)
Other	6	(11)	49	(25)	(39)
Total Borrowers in Spain	2,845	1,336	1,295	954	964
Borrowers outside Spain
Government and official institutions	3	4	18	7	8
Commercial, industrial and Instalment loans to individuals	10,211	9,544	9,034	9,688	8,295
Mortgage loans	319	240	147	138	971
Other	8	(16)	7	75	969
Borrowers outside Spain	10,540	9,772	9,206	9,908	10,243
Total	13,385	11,108	10,501	10,862	11,207
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(425)	(687)	(784)	(1,095)	(1,264)
Real estate and construction	(123)	(390)	(942)	(1,445)	(658)
Mortgages loans	(452)	(1,011)	(570)	(308)	(154)
Installment loans to individuals	(249)	(550)	(565)	(243)	(408)
Lease finance	(2)	(7)	(1)	(20)	(7)
Other	(7)	(47)	(37)	(49)	(14)
Total Borrowers in Spain	(1,258)	(2,692)	(2,899)	(3,160)	(2,505)
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial, industrial and Instalment loans to individuals	(7,483)	(9,663)	(9,528)	(9,873)	(9,451)
Mortgage loans	(153)	(233)	(235)	(357)	(374)
Other	(37)	(5)	(10)	(132)	(429)
Borrowers outside Spain	(7,672)	(9,901)	(9,774)	(10,362)	(10,253)
Total	(8,930)	(12,593)	(12,673)	(13,522)	(12,758)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses
	Year Ended 31 December,
	2020	%	2019	%	2018	%	2017	%	2016	%

Borrowers in Spain:
Commercial, financial, agricultural, industrial	3,352	14.05	2,299	10.12	2,562	10.70	2,011	8.15	1,344	5.40
Real estate and construction (A)	637	2.67	672	2.96	1,325	5.53	2,956	11.98	2,430	9.76
Mortgages loans	1,899	7.96	2,706	11.91	2,504	10.46	2,460	9.97	2,636	10.59
Instalment loans to individuals	1,295	5.43	747	3.29	1,084	4.53	1,111	4.50	543	2.18
Lease finance	151	0.63	147	0.65	92	0.38	134	0.54	156	0.63
Other	52	0.22	47	0.21	116	0.48	74	0.30	105	0.42
Total Borrowers in Spain	7,386	30.97	6,618	29.14	7,683	32.08	8,746	35.43	7,214	28.97
Borrowers outside Spain:
Government and official institutions	22	0.09	47	0.21	43	0.18	33	0.13	20	0.08
Commercial, industrial and instalment loans to individuals	14,139	59.28	13,649	60.09	13,912	58.09	13,675	55.40	15,514	62.30
Mortgage loans	2,065	8.66	2,139	9.42	2,083	8.70	1,833	7.43	1,970	7.91
Other	239	1.00	260	1.14	226	0.94	395	1.60	182	0.73
Total Borrowers outside Spain	16,465	69.03	16,095	70.86	16,264	67.92	15,936	64.57	17,686	71.03
Total	23,851	100.00	22,713	100.00	23,947	100.00	24,682	100.00	24,900	100.00

(A)    As of 31 December 2020, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to EUR 69 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan. The decreases of allowances for credit losses in Real Estate and Construction in 2018 and 2019 result from sales of portfolios and charge-offs.

Non-performing balances
The following tables show our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk:

	(in millions of euros)
	2020	2019	2018
Impaired loans more than ninety days past due	18,616	21,296	21,201
Other impaired loans (A)	13,151	12,503	14,491
Total impaired loans	31,767	33,799	35,692

(A) See Note 2.g) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

The roll-forward of allowances (under IFRS-IASB) is shown in note 10 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

	At 31 December,
Non-performing balances	2020	2019	2018	2017	2016
	(in millions of euros)
Past-due and other non-performing balances (A) (B) (C):
Domestic	15,048	15,591	17,376	19,138	14,020
International	16,719	18,208	18,316	18,459	19,623
Total	31,767	33,799	35,692	37,596	33,643

(A)The total amount of our non-performing balances fully provisioned under IFRS was EUR 1,267 million, EUR 983 million, EUR 1,479 million, EUR 4,076 million, and EUR 4,514 million, at 31 December 2020, 2019, 2018, 2017 and 2016, respectively.
(B)Non-performing balances due to country risk were EUR 43 million, EUR 11 million, EUR 12 million, EUR 11 million and EUR 8 million at 31 December 2020, 2019, 2018, 2017 and 2016, respectively.
(C)At 31 December 2020, 2019, 2018, 2017 and 2016 (i) the total amount of our non-performing past-due balances was EUR 18,616 million, EUR 21,296 million, EUR 21,201 million, EUR 24,652 million and EUR 21,189 million, respectively, and (ii) the total amount of our other non-performing was EUR 13,151 million, EUR 12,503 million, EUR 14,491 million, EUR 12,944 million and EUR 12,454 million, respectively.

900	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at 31 December 2020 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
For information on our financial assets classified as loans and receivables which are considered to be non-performing due to credit risk at 31 December 2020 see note 10.d to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

Evolution of non-performing balances
The following tables show the movement in our non-performing assets and contingent liabilities (excluding country risk, see “-Country-Risk Outstandings” herein).

(in millions of euros)
	Quarter ended				Year ended 31 Dec.	Year ended 31 Dec.	Year ended 31 Dec.	Year ended 31 Dec.		Year ended 31 Dec.
	31 March 2020	30 June 2020	30 September 2020	31 December 2020	2020	2019	2018	2017		2016

Opening balance	33,799	32,743	32,782	30,894	33,799	35,692	37,596	33,643		37,094
Entries	2,543	2,805	1,595	3,334	10,277	10,544	10,910	8,269		7,362
Changes in scope of consolidation	—	—	(44)	—	(44)	—	177	10,032	(A)	734
Exchange differences	(964)	(353)	(1,673)	(345)	(3,335)	156	(318)	(826)		1,211
Write-offs	(2,635)	(2,413)	(1,766)	(2,116)	(8,930)	(12,593)	(12,673)	(13,522)		(12,758)
Closing balance	32,743	32,782	30,894	31,767	31,767	33,799	35,692	37,596		33,643
(A) Reflects the acquisition of Banco Popular in June 2017 and the agreement to sell 51% of the real estate business to Blackstone in the third quarter of 2017.

Non-performing balances ratios
The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated.

	At 31 December,
	2020	2019	2018	2017	2016
	(in millions of euros, except percentages)
Computable credit risk (A)	989,456	1,016,507	958,153	920,968	855,510

Non-performing balances by category:
Individuals	15,320	17,327	16,511	16,538	15,477
Mortgages	7,361	8,530	8,371	9,129	8,278
Consumer loans	6,086	6,558	6,154	5,307	5,486
Credit cards and others	1,873	2,239	1,986	2,102	1,713
Enterprises	15,078	14,769	16,137	18,423	15,247
Corporate Banking	1,340	1,640	2,993	2,497	2,817
Public sector	29	63	51	138	101
Total non-performing balances	31,767	33,799	35,692	37,596	33,643

Allowances for non-performing balances	24,272	22,965	24,061	24,529	24,835

Ratios
Non-performing balances (B) to computable credit risk	3.21%	3.32%	3.73%	4.08%	3.93%
Coverage ratio (C)	76%	68%	67%	65%	74%
Balances charged-off to total loans and contingent liabilities	0.78%	1.08%	1.16%	1.29%	1.31%

(A)Computable credit risk is the sum of the face amounts of loans and advances (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(B)Non-performing loans and contingent liabilities, securities and other assets to collect.
(C)Allowances for non-performing balances as a percentage of non-performing balances.

Other non-performing balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. However, we treat category 5 (doubtful countries) as impaired balances.

Summary of non-performing balances	Year Ended 31 December,
	2020	2019	2018	2017	2016
	(in millions of euros)
Balances classified as non-performing balances	31,767	33,799	35,692	37,596	33,643
Non-performing balances due to country risk	43	11	12	11	8
Total non-performing balances	31,810	33,810	35,704	37,607	33,651

902	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Foreclosed assets
The tables below set forth the movements in our foreclosed non-current assets held for sale for the periods shown.

	Quarterly movements				Year Ended 31 December,
	31 March 2020	30 June 2020	30 September 2020	31 December 2020	2020	2019	2018
	(in millions of euros, except percentages)
Opening balance	8,694	8,660	8,455	8,304	8,694	10,468	27,464
Foreclosures	219	81	135	160	595	980	1,410
Sales	(173)	(290)	(215)	(349)	(1,027)	(3,422)	(18,475)
Perimeter	—	—	—	—	—	—	—
Other movements	(80)	4	(71)	35	(112)	668	69
Gross foreclosed assets and assets acquired in payment of customer debts	8,660	8,455	8,304	8,150	8,150	8,694	10,468
Of which: in Spain	7,624	7,535	7,366	7,306	7,306	7,605	9,250
Allowances established	4,135	4,092	3,997	4,069	4,069	4,209	5,135
Of which: in Spain	3,869	3,809	3,740	3,819	3,819	3,932	4,758
Closing balance (net)	4,525	4,363	4,307	4,081	4,081	4,485	5,333
Of which: in Spain	3,755	3,726	3,626	3,487	3,487	3,673	4,492
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	47.7%	48.4%	48.1%	49.9%	49.9%	48.4%	49.1%
Of which: in Spain	50.8%	50.6%	50.8%	52.3%	52.3%	51.7%	51.4%

For more information about foreclosed assets in Spain see note 53 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F, which includes foreclosed non-current assets held for sale and foreclosed real estate assets for rent for a gross amount of EUR 7,937 million.
5.2.2. Liabilities
Deposits
The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis of average domestic and international deposits for 2020, 2019 and 2018, see ‘-Average Balance Sheets and Interest Rates’.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system was 22% at 30 September 2020 (most recent available data), according to figures published by the Spanish Banking Association (‘AEB’) and the Confederación Española de Cajas de Ahorros (‘CECA’). See ‘Item 9. Competition’.
Deposits (from central banks and credit institutions and customers) by geographic location of the Group entity that accounts for the deposits.

	At 31 December,
Deposits from central banks and credit institutions-	2020	2019	2018
	(in millions of euros)
Central banks
Offices in Spain	64,075	44,792	60,897
Offices outside Spain:
Other EU countries	19,132	25,267	25,053
United States and Puerto Rico	—	—	—
Other OECD countries (A)	32,003	5,258	1,378
Latin America (no OECD)	84	5	11
Other	—	—	—
Total offices outside Spain	51,219	30,530	26,442
	115,294	75,322	87,339

Due to credit institutions
Offices in Spain	31,553	47,175	50,632
Offices outside Spain:
Other EU countries	5,178	11,184	13,260
United States and Puerto Rico	4,577	11,399	8,404
Other OECD countries (A)	8,638	6,974	5,107
Latin America (no OECD)	19,439	23,109	23,167
Other	—	—	—
Total offices outside Spain	37,832	52,666	49,938
	69,385	99,841	100,570

Total	184,679	175,163	187,909

Customer deposits
Offices in Spain	294,516	271,103	267,210
Offices outside Spain:
Other EU countries	106,013	334,542	309,615
United States and Puerto Rico	59,057	60,011	53,843
Other OECD countries (A)	306,243	71,235	67,462
Latin America (no OECD)	83,481	87,474	82,343
Other	—	—	23
Total offices outside Spain	554,794	553,262	513,286
Total	849,310	824,365	780,496

(A) (i) In this schedule, Mexico and Chile are classified under "Other OECD countries". (ii) 2020 amounts for the United Kingdom have been considered under "Other OECD countries", instead of "Other EU countries" due to the exit of the United Kingdom from the European Union.

904	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of USD 100,000 or more for the year ended 31 December 2020. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended 31 December 2020
	Domestic	International	Total
	(in millions of euros)

Under 3 months	4,910	31,660	36,570
3 to 6 months	1,013	12,879	13,892
6 to 12 months	1,646	16,206	17,852
Over 12 months	5,076	19,578	24,654
Total	12,645	80,323	92,968

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was EUR 60.6 billion, EUR 70.9 billion and EUR 79.6 billion, at 31 December 2020, 2019 and 2018, respectively.

Short-Term Borrowings	At 31 December,
	2020		2019		2018
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
Securities sold under agreements to repurchase	(in millions of euros, except percentages)
(principally Spanish Treasury notes and bills):
At December 31	61,847	1.93%	75,919	3.24%	78,169	2.89%
Average during year	74,066	1.61%	79,190	3.11%	98,301	2.30%
Maximum month-end balance	86,569		94,609		134,970
Other short-term borrowings:
At December 31	22,006	1.25%	32,644	1.39%	27,445	0.67%
Average during year	27,272	1.01%	30,411	1.50%	22,440	0.82%
Maximum month-end balance	36,618		35,714		27,032
Total short-term borrowings at year-end	83,853	1.75%	108,563	2.68%	105,614	2.31%

6. Supplement to the operating and financial review disclosure in the directors’ report
This section supplements the “Consolidated Directors’ Report -Economic and Financial Review” in Part 1 of this annual report on Form 20-F in order to give information on the variations of the results and financial condition for 2019 as compared to 2018. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
Consolidated income statement. Variations 2019 compared to 2018 for the Group and by primary and secondary segments.
See “Part 1. Consolidated Directors´ Report-Economic and Financial review. Section 3.2 and Section 4" in our annual report for the year ended 2019 on Form 20-F filed with the Securities and Exchange Commission on 6 March 2020. Such sections are incorporated herein by reference.
Financial condition. Variations 2019 compared to 2018
See “Part 1. Consolidated Directors´ Report-Economic and Financial review. Section 3" in our annual report for the year ended 2019 on Form 20-F filed with the Securities and Exchange Commission on 6 March 2020. Such sections are incorporated herein by reference.

906	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

7. Tabular disclosure of contractual obligations
The following table summarises our contractual obligations by remaining maturity at 31 December 2020:

Contractual obligations
(in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 year but less than 5 years	More than 5 years	Total

Deposits from central banks and credit institutions	60,560	88,730	21,761	4,373	175,424
Customer deposits	765,224	21,126	10,703	17,914	814,967
Marketable debt securities	64,251	59,526	47,143	59,909	230,829
Liabilities under insurance contracts (A)	1,087	35	37	72	1,231
Lease obligations	594	981	637	837	3,049
Other long-term liabilities (B)	1,920	3,124	2,810	6,578	14,432
Contractual interest payment (C)	3,467	3,386	4,553	13,468	24,874
Total	897,103	176,908	87,644	103,151	1,264,806

(A)Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(B)Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(C)Calculated for all Deposits from credit institutions, Customer deposits and Marketable debt securities assuming a constant interest rate based on data as of 31 December 2020 over time for all maturities, and assuming that those obligations with maturities of more than five years have an average life of ten years.

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

8. Employees
As of 31 December 2020, we had 191,189 employees (as compared to 196,419 in 2019 and 202,713 in 2018) of which 35,755 were employed in Spain (as compared to 35,220 in 2019 and 38,284 in 2018) and 155,434 were employed outside Spain (as compared to 161,199 in 2019 and 164,429 in 2018). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2019-2023 agreement was signed on 29 January 2021. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.
The table below shows our employees by geographic area:

	Number of employees
	2020	2019	2018
Spain	35,755	35,220	38,284
Latin America	87,172	90,353	89,668
Rest of Europe	52,026	54,209	57,442
US	15,770	16,174	16,852
Canada	191	191	197
Asia	248	232	227
Other	27	40	43
TOTAL	191,189	196,419	202,713

The employee data presented in the table above is prepared according to the criteria of the legal entity where the employee works for. This criteria is not comparable to that of the employee data included below and in “Consolidated Directors’ Report - Economic and financial review- Section 4” in Part 3 of this annual report on Form 20-F which are prepared according to management criteria.
The table below shows our employees by type of business:

	Number of employees
	2020	2019	2018
Retail Banking	175,299	180,990	187,758
Wealth Management & Insurance	4,712	4,268	4,034
Santander Corporate & Investment Banking (SCIB)	7,588	8,690	8,734
Santander Global Platform	1,898	820	487
Corporate Centre	1,692	1,651	1,700
Total	191,189	196,419	202,713

908	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

9. Competition
Competition in Spain
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.
Banks
At the end of September 2020 (most recent available information), Banco Bilbao Vizcaya Argentaria, Caixabank, Bankia and Santander accounted for approximately 64.2% of loans and 62.9% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At 31 December 2020, there were 78 foreign banks (of which 75 were from European Union countries) with branches in Spain. In addition, there were 15 Spanish subsidiary banks of foreign banks (of which 7 were from European Union countries).
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
Article 6.4 of the Council Regulation (EU) 1024/2013 of 15 October 2013, conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), establishes the criteria under which an institution shall not be considered “less significant”:
•Size: Its consolidated total assets are worth over 30 billion euros.
•Cross border activities: Its assets are worth more than 20% of the GDP of the country in which it is established, unless the consolidated total assets are less than 5 billion euros, or it has subsidiaries in more than one participant country, with cross-border assets or liabilities representing a significant part of its total assets and liabilities.

910	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

•Economic importance: it is one of the three most significant credit institutions in a member state.
•Public financial assistance: it has requested or received funding from the European Stability Mechanism or the European Financial Stability Facility.
Based on these criteria, as of 1 November 2020 the ECB is directly supervising 115 "significant banks" in the euro area. In the case of Spain, as of the date of this report, 19 significant credit institutions and financial holding groups are directly supervised by the ECB. We have been categorized as a significant institution.
To directly supervise the significant banks, the ECB has created two directorate generals, DG Microprudential Supervision I and DG Microprudential II, which perform the continuous day-to-day monitoring of the 115 groups. the supervision of specific aspects or matters, what is known as on-site inspection, is carried out by different teams. The ECB has thus adopted a different model to that place at the Bank of Spain to date: functionally separating the continuous monitoring of banks and inspection visits.
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
•preparing and publishing statistics relating to its functions, and assisting the ECB in the compilation of the necessary statistical information;
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
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund ("SRF"). The SRF became effective on 1 January 2016 and will be financed by bank contributions raised at national and at banking union level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualization of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the Spanish Law 11/2015 of June 2018, on recovery and resolution of credit entities and investment firms, transposes the SRF regulation from Directive 2014/59/EU which sets the rules at European level, also creating National Resolution Funds to be financed by credit institutions and investment firms, and whose financial resources must reach before 31 December 2024, at least 1% of covered deposits of all authorized Spanish credit institutions, as well as of the branches in Spain of non-EU credit institutions. Contributions made by Santander to the Single Resolution Fund in 2020 amounted to EUR 322 million.
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
As of 31 December 2020, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it. The contributions made by the Bank to the FGD amounted to EUR 239 million in 2020. Contributions made by the Group to the different local deposit guarantee funds amounted to EUR 681 million in 2020.
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
“Reserve Base” liabilities are broadly defined as deposits and debt securities issued. Liabilities which are owed to any other institution not listed as being exempt from the ECB’s minimum reserve system and liabilities which are owed to the ECB or to a participating NCB are excluded from the Reserve Base. If an institution has liabilities in relation to a branch of the same entity, or in relation to the head office or registered office of the same entity, which are located outside participating EU Member States it shall include such liabilities in the reserve base. A Reserve ratio of 0% shall apply to (i) deposits with agreed maturity over two years; (ii) deposits redeemable at notice over two years; (iii) repos and (iv) debt securities issued with an agreed maturity over two years. A reserve ratio of 2.0 % shall apply to all other liabilities included in the reserve base.
According to article 460.2 of CRR, a liquidity coverage ratio (“LCR”) has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2020, our LCR was 168%, comfortably exceeding the regulatory requirement.

912	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
In addition to the above, and having considered covid-19 related economic shock, the ECB adopted on 27 March 2020 its Recommendation ECB 2020/19, recommending banks not to pay dividends or buy back shares during the covid-19 pandemic until at least 1 October 2020. On 28 July 2020, the ECB extended this recommendation until 1 January 2021. Lastly, on 15 December 2020, the ECB issued its recommendation 2020/35 on dividend distributions during the covid-19 pandemic and repealing its previous recommendation on this matter, by which it recommends that banks under the scope of its direct supervision exercise extreme prudence on dividends and share buy-backs. The ECB asks the banks to consider not distributing any cash dividends or conducting share buy-backs, or to limit such distributions until 30 September 2021. Given the persisting uncertainty over the economic impact of the covid-19 pandemic, the ECB also considers that it would not be prudent for credit institutions to consider making a distribution and share buy-backs amounting to more than 15% of their accumulated profit for the financial years 2019 and 2020, or more than 20 basis points in terms of the CET1 ratio, whichever is lower.
As of 31 December 2020, our total capital ratio is 16.18%. As of that date, our eligible capital exceeded the European Central Bank minimum regulatory consolidated requirement by over EUR 17.8 billion.
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

913

“GDPR”) became directly applicable in all Member States of the EU. Spain has enacted the Organic Law 3/2018, of 5 December, on Data Protection and the safeguarding of digital rights which has repealed the Spanish Organic Law 15/1999, of 13 December, on data protection.
Although a number of basic existing principles have remained the same, the GDPR has introduced extensive new obligations on data controllers and rights for data subjects, as well as new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million and fines of up to the higher of 2% of annual worldwide turnover or €10 million (whichever is highest) for other specified infringements.
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
Such measures include the following:
•the moderation of interest rates charged on mortgage arrears;
•the improvement of extrajudicial procedures as an alternative to legal foreclosure;
•the introduction of a voluntary code of conduct among lenders for regulated mortgage debt restructuring affecting especially vulnerable debtors; and
•where restructuring is not viable, lenders may, where appropriate and on an optional basis, offer the debtor partial debt forgiveness.
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
Law 1/2013, of 14 May, on measures to protect mortgagees, debt restructuring and social rents, introduced important modifications to mortgage law and civil procedure law. The most relevant modifications are:
•extension of the two-year moratorium, established by Royal Decree 27/2012, until 15 May 2015;
•broadening the potential beneficiaries of the moratorium of Royal Decree 6/2012;
•limitation of the interest rates applied for delay or arrears;
•in the context of an auction, the base value of the property shall be the value set forth in the relevant mortgage deed and in no case shall it be less than 75% of the official appraisal value of the property;
•the possibility of suspension of enforcement proceedings when the loan or credit facility secured by the mortgage contains abusive clauses; and
•modification of the out-of-court notarial procedure.
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

914	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
Royal Decree-Law 5/2017, of 17 March which amends the Royal Decree-Law 6/2012 of 9 March, concerning urgent measures for the protection of mortgage debtors without resources, and Act 1/2013 of 14 May, concerning measures to strengthen the protection of mortgage debtors, debt restructuring and low-income renters. This Royal Decree-Law addresses the mortgage restructuring of those individuals who suffer from major difficulties to make payments and attempts to facilitate and provide more flexibility in foreclosure procedures, such as expanding the suspension period of eviction or making it possible to execute more flexible mortgage policies after having expanded the number of possible beneficiaries and facilitating preferential leases.
On 16 March 2019, the Official Gazette of the Spanish State published the new Law 5/2019 of 15 March on Credit Agreements Relating to Real Estate Property, which partially transposes the Directive 2014/17/EU of the European Parliament and of the Council of 4 February 2014 on credit agreements for consumers relating to residential immovable property. The most relevant modifications included in the new law are:
•it covers credits and loans to individuals in connection with residential real estate properties (including land and the preservation of real estate properties), excluding reverse mortgages;
•establishes a seven-day period for consumers to evaluate the mortgage-related documents, supervised by a Notary Public (Notario Público);
•clarifies some controversial issues in which litigation has arisen in the past years (mainly, benchmark interest rates references, foreign currencies submission and default interests);
•establishes the possible fees that may be charged on borrowers;
•forbids linked sales; and
•settles rules regarding the early termination of mortgages based exclusively on the amount of defaulted payments by the borrower (in light of recent court decisions declaring null and void some early termination clauses for their abusive terms).
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

915

Asset Management Activities
Asset management activities in the EU are expected to be significantly impacted by the following regulation referred to below:
(i) Regulation (EU) 2017/1131 of the European Parliament and of the Council of 14 June 2017 on money market funds (“MMFs”), which (with the exception of certain articles which are in force since 20 July 2017) will apply from 21 July 2018. The Regulation introduces a broad set of new regulatory measures that apply to MMFs established, managed or marketed in the EU. In light of the perceived systemic risk presented by MMFs, the Regulation aims to make these investment products more resilient and resistant to contagion risks. It does this by imposing rules on eligible assets, portfolio diversification, portfolio maturity and valuation of assets and introduces new categories of MMFs that can offer a constant net asset value per share if they meet certain requirements. The Regulation is meant to be an important step in adopting a uniform set of rules that are designed to ensure that MMFs are, as far as possible, in a position to honour redemption requests from investors, especially during stressed market conditions, and therefore remain a reliable tool for investors’ cash management needs;
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

916	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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

917

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
PRIIPs
Regulation (EU) 1286/2014 (The Packaged Retail and Insurance-Based Investment Products (“PRIIPs”) Regulation) was adopted on December 29, 2014 and came into force on January 1, 2018. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (“KIDs”) and persons advising or selling PRIIPs to provide retail investors based in the European Economic Area (“EEA”) with KIDs to enable investors to better understand and compare products.
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
Spanish tax legislation
Financial Transactions Tax: On 15 October 2020, Spain enacted the Law 5/2020 that introduced its own FTT aligned with the Directive proposal. The Spanish FTT taxes the acquisition of shares and ADSs of Spanish companies with a market capitalization of more than EUR 1 billion, at a tax rate of 0.2%, but it does not affect transactions involving bonds or debt or similar instruments, such as preferred securities or derivatives. The new tax came into force on 16 January 2021.

Digital Service Tax: On 15 October 2020, Spain
enacted the Law 4/2020 that introduced a new tax on certain digital services. This entered into force on 16 January 2021. The Digital Services Tax (DST) is an indirect tax applicable to the provision of certain digital services when users are located in Spain (online advertising services targeted at users, online intermediary services and data transmissions) at a rate of 3%. Companies will be subject to the tax if (i) net turnover is over EUR 750 million (globally), and (ii) total revenues from taxable digital services in Spain are over EUR 3 million. The Preamble of the Law states the provisional nature of the DST until an international consensus on the taxation of digital business models is reached.
Law 10/2020 amending General Taxation Law regarding transposition and enforcement of DAC 6: On 30 December 2020, Law 10/2020, of 29 December, was published, modifying Law 58/2003, of 17 December, General Taxation, in transposition of Council Directive (EU) 2018/822 of 25 May 25 2018, amending Directive 2011/16/EU as regards the automatic and mandatory exchange of information in the field of taxation in relation to cross-border arrangements subject to communication of information. This Law transposes into Spanish law the Council Directive (EU) 2018/822, of 25 May 2018, known as “DAC 6” or the “Intermediaries Directive”, which establishes the obligation on so called “intermediaries” to report to the tax authorities cross-border arrangements that could be deemed to constitute aggressive cross-border tax planning.

General State Budget: On 30 December 2020, Spain
enacted the Law 11/2020 of the General State Budget for 2021, that includes tax measures in several laws, of which we highlight:
(i) In Corporate Income Tax: Article 21 of Law 27/2014 is amended in order to reduce the 100% participation exemption regime on dividends or income deriving from the transfer of holdings to a 95% participation exemption (generating a 1.25% tax liability as a general rule, 1.5% for financial and petrol entities). The tax liability is not mitigated even if the companies form part of a tax consolidated group. The participation exemption is no longer applicable for holdings with an acquisition value of more than EUR 20 million when the participation is not over 5% of equity, although a grandfather ruling is established for five years.

(ii) In Personal Income Tax, the most relevant changes are: (A) Taxation of employment-related income exceeding EUR 300,000 is increased by 2%, rising from 45% to 47%.

918	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

However, the ultimate maximum rate will depend on each region ("comunidad autónoma" as defined in the applicable tax law). (B) Tax on savings in excess of EUR 200,000 will be increased by 3%, rising from 23% to 26%. (C) Mutual systems ("Pension plans"), the tax deductibility is limited to EUR 2,000 (previously EUR 8,000). However, this limit will be kept at EUR 8,000, provided that the increase comes from company contributions and does not exceed 30% of the sum of net income from employment and economic activities received by the individual in the tax year.
(iii) Wealth Tax. A 1% increase is applied to the highest tax band rate in those regions ("comunidades autónomas" as defined in the applicable tax law) that have not approved their own rates. This means that assets exceeding EUR 10,695,996.06 will be taxed at 3.5%. This provision shall remain in force indefinitely, eliminating the need to regulate any extensions.

(iv) Tax on Insurance Premiums. The tax rate is raised from 6% to 8%.
Royal Decree 1178/2020, of 29 December, that amends the Corporate Income Tax Regulation, approved by Royal Decree 634/2015, of 10 July, to adapt the current text to Bank of Spain Circular 4/2017, of 27 November, to credit institutions, and introduce certain amendments on the regulation of the country by country report.
United States supervision and regulation
Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and Santander Holdings USA, our U.S. top-tier IHC. Santander Holdings USA consolidates the majority of our U.S. operations, including our subsidiary Edge Act corporation Banco Santander International in Miami, Santander Bank, a national bank that has branches throughout the Northeast U.S., and SCUSA, an auto financing company. We also engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities LLC and Santander Investment Securities, Inc.
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
Both the scope of the laws and regulations, and the intensity of the supervision to which we are subject, have increased in response to the 2008 financial crisis, and have continued to change in response to political, technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and its implementing regulations, most of which are now in place. More recently, there have been several statutory and regulatory initiatives aimed at providing relief for the financial services industry. In 2018 the United States government enacted the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCPA). Among other things, EGRRCPA, revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies. EGRRCPA made clear that the Board of Governors of the Federal Reserve System (the 'Federal Reserve Board') retains the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Banco Santander.
In October 2019, the federal banking agencies issued final rules (the 'Tailoring Rules') that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Banco Santander and the U.S. IHCs of FBOs such as Santander Holdings USA. The Tailoring Rules establish risk-based categories for FBOs and their U.S. IHCs that determine whether and to what extent enhanced prudential standards and certain capital and liquidity requirements apply to FBOs and their U.S. IHCs. Banco Santander is classified as a Category IV FBO, and Santander Holdings USA is classified as a Category IV IHC. As a result, both Banco Santander and Santander Holdings USA are now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations, as described in more detail in the relevant sections below.
The following discussion describes certain elements of the comprehensive U.S. regulatory framework applicable to us or our U.S. operations. This discussion is not intended to describe all laws and regulations applicable to Santander Holdings USA and its subsidiaries or to our U.S. operations in general.
Regulatory authorities
We are a financial holding company and a bank holding company under the Bank Holding Company Act, by virtue of our ownership of Santander Bank and other activities conducted by our U.S. operations. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve System, including both the Federal Reserve Board and Federal Reserve Banks, such as the Federal Reserve Bank of New York (the “FRB New York”) and FRB Boston.
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
Our IHC and Enhanced Prudential Standards

919

The Federal Reserve Board has imposed greater risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, capital planning and stress testing requirements, risk management requirements and other enhanced prudential standards for bank holding companies that exceed certain asset thresholds. As noted under “United States Supervision and Regulation” above, Santander Holdings USA is classified as a Category IV IHC and is subject to the enhanced prudential standards and capital and liquidity requirements applicable to these organizations.
Our U.S. Depository Institution
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
The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) provides for extensive regulation of depository institutions (such as Santander Bank), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. For this purpose, FDICIA establishes five capitalization categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” As an insured depository institution’s capital level declines, and the depository institution falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the depository institution. In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured depository institution becomes “undercapitalized,” it is required to submit to federal regulators a capital restoration plan guaranteed by the depository institution’s holding company. If an undercapitalized depository institution fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Significantly undercapitalized depository institutions may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. “Critically undercapitalized” depository institutions are subject to appointment of a receiver or conservator.
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
We are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of a U.S. bank or other depository institution, or a depository institution holding company. Under the Bank Holding Company Act and Federal Reserve Board regulations, our U.S. banking operations (including our New York branch) are also restricted from engaging in certain “tying” arrangements involving products and services.
Santander Bank is subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. In addition, the OCC has issued a final rule implementing the Dodd-Frank Act’s provisions relating to lending limits. Various consumer laws

920	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

and regulations also affect the operations of these subsidiaries.
Under U.S. federal banking laws, state-licensed branches and agencies of foreign banks (such as our New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally-chartered or licensed counterparts, unless the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the single-borrower lending limits, which are substantially similar to the lending limits applicable to national banks. For our U.S. branches, these single-borrower lending limits are based on the worldwide capital of the entire foreign bank (e.g., Santander, in the case of our New York branch).
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
In March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to

921

which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program. SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. The written agreement between Santander Holdings USA and the FRB Boston dated 21 March 2017 was terminated on 4 February 2021.
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
U.S. Capital Standards applicable to our U.S. banking operations
Basel III regulatory capital framework
The U.S. bank regulators have implemented the Basel III capital framework for U.S. banks and bank holding companies, including Santander Holdings USA and Santander Bank. The U.S. Basel III capital rules differ in certain respects from those Basel III rules implemented in the EU. The minimum capital ratios under the U.S. Basel III capital rules include a total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and CET1 capital to risk-weighted assets of 4.5%. In 2020, the Federal Reserve Board replaced the fixed 2.5% capital conservation buffer requirement with a dynamic stress capital buffer, subject to a floor of 2.5%, as discussed below under “Stress Capital Buffer.” As of 1 January 2021, Santander Holdings USA, on a consolidated basis, must maintain a stress capital buffer of greater than 2.5% to avoid being subject to limitations on its ability to make capital distributions and certain discretionary bonus payments.
In July 2019, the U.S. bank regulators finalized changes to certain aspects of the U.S. Basel III capital rules that simplified, for non-advanced approaches U.S. banking organizations, the frameworks for certain deductions from capital and the limits on recognition of minority interests in capital.
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
The Federal Reserve Board expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve Board evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. This involves a quantitative assessment of capital based on supervisor-run stress tests that assess the ability to maintain capital levels above certain minimum ratios, after taking all capital actions included in a bank holding company’s capital plan, under baseline and stressful conditions throughout the nine-quarter planning horizon. As part of CCAR, the Federal Reserve Board evaluates whether bank holding companies have sufficient capital to continue operations throughout times of economic and financial market stress and whether they have robust, forward-looking capital planning processes that account for their unique risks. Since the 2017 capital planning cycle, the qualitative assessment that was part of the Federal Reserve Board’s CCAR for certain large and non-complex bank holding companies and U.S. intermediate holding companies of FBOs, including Santander Holdings USA, is no longer part of the CCAR process.

922	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Santander Holdings USA was subject to the stress testing and CCAR process for the 2020 cycle, which, due to the rapidly changing macroeconomic developments related to the COVID pandemic, consisted of two rounds of stress tests. Santander Holdings USA submitted its 2020 capital plan to the Federal Reserve Board on 6 April 2020. In June 2020, the Federal Reserve Board released the results of the supervisory stress tests and CCAR process, along with a summary of the results an additional sensitivity analysis conducted in light of the COVID pandemic. Based on these results, the Federal Reserve Board announced in August 2020 that Santander Holding USA’s stress capital buffer, which took effect in October 2020, was calibrated at 2.5%. In addition, the Federal Reserve Board announced in June 2020 that it would require firms subject to CCAR, including Santander Holdings USA, to resubmit their 2020 capital plans by 2 November 2020, and that it would conduct a second round of supervisory stress tests using these resubmitted capital plans, which reflected more recent financial information and projections than the first round of stress tests. In December 2020, the Federal Reserve Board released the results of the second round of supervisory stress tests. The Federal Reserve Board did not change Santander Holdings USA’s stress capital buffer as a result of this second round of stress tests.
The Federal Reserve Board has the authority to limit the capital distributions of bank holding companies, including Santander Holding USA. In June 2020, the Federal Reserve Board imposed limitations on capital distributions for firms subject to CCAR, which took effect in the third quarter of 2020. On 30 September 2020, the Federal Reserve Board announced that it would extend the limitations for the fourth quarter of 2020. Under the capital distribution limitations that were in effect for the third and fourth quarter of 2020, Santander Holdings USA was not permitted to repurchase shares, and common dividend payments to its shareholder were limited based on the lesser of the amount paid in the second quarter of 2020 and an amount based on recent earnings. In December 2020, the Federal Reserve Board announced that it would extend the distribution limitations to the first quarter of 2021, subject to certain modifications During the first quarter of 2021, CCAR banking organizations that are U.S. bank holding companies are authorized to: (a) pay common stock dividends and make share repurchases that, in the aggregate, do not exceed an amount equal to the average of the firm’s net income for the four preceding calendar quarters, provided that the firm does not increase the amount of its common stock dividends to be larger than the level paid in the second quarter of 2020, and provided further that if the average of the firm’s net income for the four preceding calendar quarters does not exceed an amount equal to one cent per share, the firm may pay common stock dividends of one cent per share; (b) make share repurchases that equal the amount of share issuances related to expensed employee compensation; and (c) redeem and make scheduled payments on additional tier 1 and tier 2 capital instruments.
Stress capital buffer requirement
In March 2020, the Federal Reserve Board issued a final rule that integrated its capital planning and stress testing requirements with certain ongoing regulatory capital requirements, by introducing a stress capital buffer and making related changes to the capital planning and stress testing processes. The stress capital buffer rule applies to the consolidated operations of U.S. IHCs, including Santander Holdings USA.
The stress capital buffer rule replaced the capital conservation buffer, which was a fixed 2.5%, with a firm-specific and dynamic stress capital buffer, which is calculated during each supervisory stress testing cycle. For Santander Holdings USA, the stress capital buffer is equal to the greater of (i) the maximum decline in its CET1 Risk-Based Capital Ratio under the severely adverse scenario over the supervisory stress test measurement period, plus the sum of the ratios of the dollar amount of our planned common stock dividends to our projected risk-weighted assets for each of the fourth through seventh quarters of the supervisory stress test projection period, and (ii) 2.5%. Santander Holdings USA’s current stress capital buffer, calibrated based on the results of the 2020 supervisory stress tests, is 2.5%.
The stress capital buffer rule also implemented related changes to capital planning and stress testing processes for the consolidated operations of U.S. IHCs subject to the stress buffer requirements, including Santander Holdings USA. In particular, the rule limits projected capital actions to planned common stock dividends in the fourth through seventh quarters of the supervisory stress test projection period and assumes that the consolidated operations of IHCs maintain a constant level of assets and risk-weighted assets throughout the supervisory stress test projection period.
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

923

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
Net stable funding ratio
The Federal Reserve Board in October 2020 issued a final rule that implementing in the United States a quantitative net stable funding ratio (“NSFR”) requirement, which is applicable to certain large bank holding companies and to certain large banks. Under the Tailoring Rules, Santander Holdings USA is not subject to the final NSFR requirement since it is a Category IV IHC with less than $50 billion in weighted short-term wholesale funding.
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
As of October 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule. Banking entities must comply with these amended requirements by 1 January 2021, but may elect to comply, in whole or in part, starting on 1 January 2020. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide to the federal agencies. Under the revised rule, firms that do not have significant trading activities, such as Banco Santander, will have simplified and streamlined compliance requirements. Non-U.S. banking organizations like Banco Santander would largely rely on the “solely outside the U.S. exemption” to conduct their trading activities outside of the US.
In June 2020, the five federal agencies finalized additional amendments to the Volcker Rule related to the restrictions on ownership interests in and relationships with covered funds. These amendments became effective on 1 October 2020. Banco Santander will continue to monitor Volcker Rule-related developments and assess their impact on its operations, as necessary.
OTC derivatives regulation
Title VII of the Dodd-Frank Act amended the U.S. Commodity Exchange Act and the Securities Exchange Act of 1934 to establish an extensive framework for the regulation of OTC derivatives by the CFTC and the SEC, including mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the CFTC and of security-based swap dealers and major security-based swap participants with the SEC. Banco Santander is provisionally registered as a swap dealer with the CFTC. Santander does not currently expect to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.
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

924	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

the CFTC adopted a final rule establishing initial and variation margin requirements for uncleared swaps between non-prudentially regulated swap dealers and certain counterparties. All swap dealers must currently comply with the variation margin requirements (to the extent applicable to a particular transaction); however, the initial margin requirements are still being phased in through 1 September 2022, based on the level of specified derivatives activity of the swap dealer and the relevant counterparty (and their affiliates). In June 2020, the U.S. regulatory agencies issued an interim final rule extending the initial margin compliance date until 1 September 2022 for certain swap dealers with lower levels of specified derivatives activity. In addition, in June 2020, the U.S. regulatory agencies issued a final rule amending the requirements for inter-affiliate swaps, under which entities that are part of the same banking organization generally are no longer required to hold a specific amount of initial margin for uncleared swaps with each other.
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
Single-counterparty credit limits
In June 2018, the Federal Reserve Board issued a final rule, which was subsequently amended by the Tailoring Rules, implementing single counterparty credit limits applicable to the U.S. operations of major FBOs, such as Banco Santander. The rule in general imposes percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. Under the amendments to the U.S. single counterparty credit limits rule made by the Tailoring Rules, Santander Holdings USA is not subject to the single counterparty credit limits rule at the IHC level. In addition, although Banco Santander remains subject to the amended rules with respect to its U.S. operations, it may elect to comply by certifying that it complies with its home-country single counterparty credit limits, instead of complying with the Federal Reserve Board's implementation of these requirements.
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

925

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
In January 2018, the Federal Reserve Board proposed supervisory guidance setting out core principles of effective senior management, the management of business lines, independent risk management and controls. This proposed supervisory guidance, which would apply to our combined U.S. operations including Santander Holdings USA, and our New York branch, would be used in connection with the supervisory assessment of governance and controls under the LFI Rating System described below.
In November 2018, the Federal Reserve adopted a new rating system, the LFI Rating System, to align its supervisory rating system for large financial institutions, including Santander Holdings USA, with its current supervisory programs for these firms. As compared to the rating system it replaced, which will continue to be used for smaller BHCs, the LFI Rating System places a greater emphasis on capital and liquidity, including related planning and risk management practices. Santander Holdings USA received its first rating under the LFI Rating System in 2020.
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
Consumer protection regulation and supervision
The operations of Santander Bank and SCUSA are subject to supervision and regulation by the CFPB with respect to federal consumer protection laws. Our U.S. operations are also subject to certain state consumer protection laws, and under the Dodd-Frank Act, state attorneys general and other state officials are empowered to enforce certain federal consumer protection laws and regulations. State authorities have recently increased their focus on and enforcement of consumer protection rules. These federal and state consumer protection laws apply to a broad range of our activities and to various aspects of our business and include laws relating to interest rates, auto lending, fair lending, disclosures of credit terms and estimated transaction costs to consumer borrowers, debt collection practices, the use of and the provision of information to consumer reporting agencies, and the prohibition of unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products and services.
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

926	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

compliance costs and expose us to litigation or regulatory actions.
Community Reinvestment Act
The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighbourhoods, consistent with safe and sound banking practices. The relevant federal bank regulatory agency, the OCC in Santander Bank’s case, examines each bank and assigns it a public CRA rating. A bank’s record of fair lending compliance is part of the resulting CRA examination report. Santander Bank is subject to the CRA. Santander Bank’s most recent public CRA report of examination rated Santander Bank as “Satisfactory” for the 1 January 2014 through 31 December 2016 evaluation period. The 2014-2016 CRA rating represents an upgrade in performance over that from the previous exam cycle, which was affected by previously disclosed instances of non-compliance that have since been remediated. The OCC takes into account Santander Bank’s CRA rating in considering certain regulatory applications Santander Bank makes, including applications related to establishing and relocating branches, and the Federal Reserve Board does the same with respect to certain regulatory applications Santander Holdings USA makes. In May 2020, the OCC issued a final rule implementing changes to the CRA’s regulatory framework. The new rule clarifies and expands the bank lending, investment and services that qualify for positive CRA consideration, updates how banks delineate the assessment areas in which they are evaluated, provides additional methods for evaluating CRA performance in a consistent and objective manner, and imposes new reporting requirements. Certain requirements of the final rule became effective in October 2020, with full compliance required by 1 January 2023. The impact of these changes on Santander Bank includes a significant increase in data collection and reporting requirements. Santander Bank will be required to collect loan level data on all consumer, small business, and community development lending, including consumer loans that do not qualify for CRA credit (the final rule excludes credit card lending). The final rule also requires Santander Bank to report all indirect auto lending for CRA purposes. Additionally, Santander Bank will be required to collect and report comprehensive deposit data for each account and report annual CRA evaluation measures with results pertaining to retail distribution at the assessment area level. The final rule overhauls CRA data collection and reporting and will require banks to implement significant procedural, operational, and technological changes in order to access and report the required data.
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
FDIC insurance
The Deposit Insurance Fund (“DIF”) provides insurance coverage for certain deposits up to a standard maximum deposit insurance amount of USD 250,000 per depositor per insured depository institution and is funded through assessments on insured depository institutions, based on the risk each institution poses to the DIF. The FDIC recently required large insured depository institutions, including Santander Bank, to enhance the recordkeeping systems to facilitate prompt payment of insured deposits if such an institution were to fail. The rule required us to reconfigure our information technology systems to be able to provide certain required information by 1 April 2020.
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

927

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
Cybersecurity is also an area of increasing state legislative focus. For example, the CCPA contains both a limited private right of action for consumers as well as enforcement capabilities for the California Attorney General for data breaches involving certain personal information if due to a business failure to implement reasonable security procedures and practices appropriate to the personal information held.
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

928	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this report:
a) Santander UK holds five blocked accounts for three customers, with the first customer holding one GBP savings account and one GBP current account, the second customer holding one GBP savings account, and the third customer holding two GBP current accounts. All three customers, who are resident in the UK, are currently designated by the
US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2020 were negligible relative to the overall profits of Banco Santander S.A.
b) Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions programme. The accounts held by one customer were fully inaccessible at the time of the US designation and were blocked at the time of the account going into a debit balance. The accounts held by the second customer were blocked immediately following the US designation and have remained frozen throughout 2020. These accounts are frozen in order to comply with Articles 2, 3 and 7 of Council Regulation (EC) No 881/2002 imposing certain specific restrictive measures directed against certain persons and entities associated with the Al-Qaeda network, by virtue of Commission Implementing Regulation (EU) 2015/1815. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended 31 December 2020.
c) Santander Consumer Bank, S.A. holds seven blocked correspondent accounts for Bank Melli. Three USD accounts and four EUR accounts. The accounts have been blocked since 2008. Bank Melli is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended 31 December 2020.
d) The Group also has certain legacy performance guarantees for the benefit of Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.
In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2020 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.
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

930	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

11. Shareholders remuneration
The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total remuneration payments in respect of each fiscal year indicated.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2016	0.05	0.04	0.05	0.05	0.2	0.05	0.05	0.06	0.06	0.21
2017	0.06	0.04	0.06	0.06	0.21	0.07	0.04	0.07	0.07	0.25
2018	0.06	0.03	0.06	0.06	0.22	0.07	0.04	0.07	0.07	0.25
2019(A)	0.096	0.096	n.a.	n.a.	0.19	0.106	0.115	n.a.	n.a.	0.22
2020 (A)	0.0275		n.a.	n.a.	0.0275	0.0337		n.a.	n.a.	0.0337

(A) In September 2019 the board of directors of the Bank approved its first dividend against 2019 earnings of EUR 0.10 per share, which was entirely paid in cash on 1 November 2019. Banco Santander, upon the recommendation of the European Central Bank (ECB) to preserve capital by cancelling dividends charged to the financial years 2020 and 2019, decided during the first half of 2020 to cancel the payment of the supplementary dividend for 2019. In the third quarter of 2020, given the greater visibility, the strength of the Bank and the evolution of the underlying results, the board of directors proposed to the shareholders' meeting held on 27 October 2020, the approval of (i) a scrip dividend (in the form of 722,526,720 newly issued shares which started trading on 11 December 2020) equivalent to 0.10 euros per share as supplementary remuneration on account of the 2019 earnings; and (ii) a dividend of up to 0.10 euros per share to be charged to the share premium reserve in 2021 subject to the European Central Bank (ECB) guidance and approval. On 3 February 2021, we made public the board's intention to pay a cash dividend of €2.75 cents per share as shareholder remuneration for 2020. For more information see Part 1. Consolidated Directors´ Report-Corporate Governance. Section 3.3.
Note: 2016, 2017, 2018 and 2019 data adjusted to reflect the capital increase of December 2020.

12. The offer and listing

Santander’s shares

In 2020, Santander was the most actively traded stock on the Spanish stock exchange. As at 31 December 2020, the stock had a 10.38% weighting in the IBEX 35 Index and was ranked third among all Spanish issuers represented in this index. In 2020, 19,080 million shares were traded, for a cash amount of EUR 45,034 million. Our market capitalization of EUR 44,011 million at 2020 year-end made us one of the largest banks in the eurozone by market capitalization.
At 31 December 2020 a total of 3,848,147,561 shares, or 22.19% of our share capital, were held by 1,172 depositary receipt registered holders in our American Depositary Share Program. The Bank of New York Mellon is the depositary of our American Depositary Share Program.
At 31 December 2020, 60.18% of our shares were held of record by non-residents of Spain.
American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since 30 July 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” Under the deposit agreement, pursuant to which ADRs have been issued, The Bank of New York Mellon is the depositary and holder from time to time of ADRs. At 31 December 2020, we had outstanding a total of 624,969,682 ADRs of which 14,082,918 were held by 13,299 registered holders with The Bank of New York Mellon. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders is not representative of the number of beneficial owners. Our directors and executive officers owned 116,721 ADRs as of 31 December 2020, according to the information of the Spanish CNMV.
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
In 2020, the Depositary made direct payments and reimbursements to us in the gross amount of USD 1,308,222.26 for expenses related to investor relations with no withholding for tax purposes in the U.S.
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

932	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2020, 15.2% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Banco Santander, S.A. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 1.5% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.06% to 0.18% in 2020. At 31 December 2020, the Parent bank and our subsidiaries held 28,439,022 shares (0.164% of our total capital stock as of that date).
Purchases of equity securities by the issuer and affiliated purchasers
The following table shows the purchases of shares made by the Bank or any of its Affiliated Purchasers during 2020:

2020	Total number of shares -or units purchased (A)	Average price paid per share (or unit) in euros	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	22,885,461	3.70	—	—
February	24,959,904	3.84	—	—
March	53,709,167	2.46	—	—
April	30,886,039	2.09	—	—
May	25,387,364	2.00	—	—
June	10,349,203	2.49	—	—
July	22,293,755	2.20	—	—
August	4,514,909	1.89	—	—
September	26,074,086	1.73	—	—
October	14,309,943	1.62	—	—
November	26,253,290	2.07	—	—
December	40,356,493	3.08	—	—
Total	301,979,614

(A)    The number of shares purchased includes securities lending and short positions.

During 2020, all purchases and sales of equity securities were made in open-market transactions.

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
The current Bylaws of Banco Santander were approved by our shareholders acting at the annual general shareholders’ meeting held on 21 June 2008 and incorporated with the office of the Mercantile Registry on 11 August 2008.
Subsequently, Article 5 of Banco Santander’s Bylaws has been updated several times, mostly to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on 12 November 2020 and filed with the office of the Mercantile Registry on 3 December 2020.
Our current Bylaws are included as Exhibit 1.1 to this annual report. The Bylaws are also available on our corporate website (www.santander.com), which does not form part of this annual report on Form 20-F, under the heading 'Information for shareholders and investors- General information - Bylaws'.
Rules and regulations of the board and rules and regulations for the general meeting
Aside from the Bylaws, the rules and regulations of the board and the rules and regulations for the general meeting also form part of the internal governance rules of Banco Santander. The board amended its rules and regulations on 22 December 2020 in order to, amongst others to:
•Adapt them to the Spanish Corporate Governance Code revised in June 2020, and to show our alignment with it.
•Formally reflect specific Banco Santander’s long-standing good practices.
•Include specific technical improvements and other minor changes.
The above changes reflect the Group’s commitment to complying with the highest corporate governance standards at all times, and is a further step in strengthening its internal governance system. For further information regarding to the amendments to the rules and regulations of the board that occurred during 2020, we refer to 'Consolidated Directors’ Report - Corporate governance- 4.3' in Part 1 of this annual report on Form 20-F.
The rules and regulations of the board, as amended, and the rules and regulations of the general meeting are available on our corporate website (www.santander.com), which does not form part of this annual report on Form 20-F, under the heading 'Shareholders and investors-Corporate Governance-Rules and Regulations of the Board of Directors' and 'Shareholders and investors-Corporate Governance-Rules and Regulations for the General Shareholders’ Meeting', respectively.
Corporate object and purpose
Article 2 of our Bylaws states that the corporate objective and purpose of Santander consists of carrying-out all types of activities, operations and services specific to the banking business in general and which are permitted under current legislation and the acquisition, holding and disposal of all types of securities.
Certain provisions regarding shareholder rights
As of the date of the filing of this report, Banco Santander’s capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights. Banco Santander may issue non-voting shares for a nominal amount of not more than one-half of the paid-up share capital, and redeemable shares for a nominal amount of not more than one-fourth of its share capital.
Our Bylaws do not contain any provisions relating to sinking funds.
Our Bylaws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the Bylaws of the company that complies with the requirements explained below under 'Meetings and Voting Rights'.
Meetings and voting rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Banco Santander. Notices of all meetings have to be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the national newspapers having the largest circulation in Spain, on the website of the CNMV and on Banco Santander’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. We held two ordinary general shareholder meetings on 3 April 2020 and on 27 October 2020, respectively.
Each Banco Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our Bylaws do not contain provisions regarding cumulative voting.
Any Banco Santander share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be

934	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

given to any individual or legal person, must be in writing or by remote means of communication and are valid only for a single meeting. According to the Spanish law, if a director or another person acting on his/her behalf makes a public solicitation for proxies (thus obtaining more than three proxies), the director holding the proxies may not exercise the voting rights attaching to the represented shares (unless specific instructions were given by the shareholder) in connection with any items in respect of which the director or such other person is subject to a conflict of interest and, in any event, in connection with decisions relating to:
•His appointment or ratification, removal, dismissal or withdrawal as director;
•The institution of a derivative action against him; or
•The approval or ratification of transactions between Banco Santander and the director in question, companies controlled or represented by him, or persons acting for his account.
In accordance with the rules and regulations for the general meeting and in the manner established by such rules and regulations, our corporate website includes from the date when the call of the general shareholders’ meeting is published, the text of all resolutions proposed by the board of directors with respect to the agenda items and the details regarding the manner and procedures for shareholders to follow to confer representation on any individual or legal entity. The manner and procedures for electronic delegation and voting via the Internet are also indicated.
In 2004, our shareholders could exercise their voting and representation rights prior to the general shareholder's meeting by electronic means (via the Internet).Since 2005, our shareholders were also able to attend via the Internet (besides attending and voting in person) and were also able to vote in real time on the Internet on the resolutions considered at the meeting.
Only registered holders of Banco Santander shares of record at least five days prior to the day on which a meeting is scheduled to be held may attend and vote at shareholders’ meetings. As a registered shareholder, the depositary will be entitled to vote the Santander shares underlying the Santander ADSs. The deposit agreement requires the depositary to accept voting instructions from holders of Santander ADSs and to execute such instructions to the extent permitted by law.
In general, resolutions passed by a general meeting are binding upon all shareholders. In certain circumstances, Spanish law gives dissenting or absent shareholders the right to have their Santander shares redeemed at prices determined in accordance with established formula or criteria. Treasury shares held by Banco Santander or its affiliates are counted for purposes of determining quorums but may not be voted by Banco Santander or by its affiliates.
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
Notwithstanding the above, a quorum of at least 50% of the subscribed voting capital is required on the first call for a duly constituted ordinary or extraordinary general meeting of shareholders voting any of the following actions:
•The issuance of debentures;
•The increase or reduction of share capital, the exclusion or limitation of pre-emptive rights, or the relocation of the registered office abroad;
•The transformation, merger, split-off, or assignment of assets and liabilities; and
•Any other amendment of our Bylaws.
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
For purposes of determining the quorum, those shareholders who vote by mail or via the Internet are counted as present at the meeting, as provided by the rules and regulations of the general meeting. The quorum at the 2018 annual general meeting (AGM) was 64.55% of Banco Santander’s share capital, the quorum at the 2019 AGM was 68.50% of Banco Santander’s share capital, the quorum at the 2019 extraordinary general meeting was 59.22% of Banco Santander's share capital, the quorum at the April 2020 AGM was 65.0% of Banco Santander’s share capital and the quorum at the October 2020 AGM was 60.34% of the Banco Santander’s share capital.
Changes in capital
See 'Consolidated Directors’ Report - Corporate governance- Sections 2.1, 2.2, 3.4 and 3.5' in Part 1 of this annual report on Form 20-F.
Dividends
See 'Consolidated Directors’ Report -Corporate governance- 3.3' in Part 1 of this annual report on Form 20-F.

Preemptive rights
In the event of a capital increase each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Banco Santander shares. The same right is vested on shareholders upon the issuance of convertible debt. However, preemptive rights of shareholders may be excluded under certain circumstances by specific approval at the general meeting (or upon its delegation by the board of directors) and preemptive rights are deemed excluded by operation of law in the relevant capital increase when our shareholders approve:
•Capital increases following conversion of convertible bonds into Banco Santander shares;
•Capital increases due to the absorption of another company or of part of the spin-off assets of another company, when the new shares are issued in exchange for the new assets received; or
•Capital increases due to Banco Santander’s tender offer for securities using Banco Santander’s shares as all or part of the consideration.
If capital is increased by the issuance of new shares in return for capital from certain reserves, the resulting new Banco Santander's shares will be distributed pro rata to existing shareholders.
Redemption
Our Bylaws do not contain any provisions relating to redemption of shares except as set forth in connection with capital reductions. Nevertheless, pursuant to Spanish law, redemption rights may be created at a duly held general meeting. Such meeting will establish the specific terms of any redemption rights created.
Registration and transfers
The Banco Santander shares are in book-entry form in the Iberclear system. We maintain a registry of shareholders. We do not recognize, at any given time, more than one person as the person entitled to vote each share in the shareholders meeting.
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
Liquidation rights
Upon a liquidation of Banco Santander, our shareholders would be entitled to receive pro-rata any assets remaining after the payment of our debts, taxes and expenses of the liquidation. Holders of non-voting shares, if any, would be entitled to receive reimbursement of the amount paid before any amount is distributed to the holders of voting shares.
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
Legal restrictions on acquisitions of our shares
See 'Consolidated Directors’ Report-Corporate governance-3.2' in Part 1 of this annual report on Form 20-F.
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

936	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
Board of directors
See 'Consolidated Directors’ Report - Corporate governance- 4' in Part 1 of this annual report on Form 20-F.
Certain powers of the board of directors
The actions of the members of the board are limited by Spanish law and certain general provisions contained in our Bylaws. For instance, Article 57 of our Bylaws states that the directors will be liable to Banco Santander, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the Bylaws or by acts or omissions contrary to the duties inherent in the exercise of their office, provided that there has been willful misconduct or negligence.
See information on related-party transactions and conflicts of interest in 'Consolidated Directors’ Report - Corporate governance- 4.12' in Part 1 of this annual report on Form 20-F.
See information on compensation in 'Consolidated Directors’ Report - Corporate governance- 6' in Part 1 of this annual report on Form 20-F.
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
Board of directors requirements
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
13.3. Exchange controls
Restrictions on foreign investments
On 4 July 2003, Law 19/2003 was approved which updated Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non-residents. The law established procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provided the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. Royal Decree 664/1999, on Foreign Investments (23 April 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, should no longer require any prior consents or authorisations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Likewise, Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy and Finance, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Council of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy and Competitiveness, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances included a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 was suspended for investments relating to national defence. Whenever Royal Decree 664/1999 was suspended, the affected investor should obtain prior administrative authorization in order to carry out the investment.
Notwithstanding the above, Spanish Royal Decree-Law 8/2020, of 17 March, on urgent extraordinary measures to address the economic and social impact of COVID-19, amended by Royal Decree-Law 11/2020, of 31 March (the "RDL 8/2020", has suspended, effective as of 18 March 2020, the regime on the deregulation of foreign direct investment in Spain, indefinitely, until the Spanish Government decides otherwise. To that end, it added a new Article 7 bis and has established new rules on sanctions in Articles 8 and 12 of Act 19/2003, of 4 July, on the legal regime governing the movement of capital and financial transactions with foreign countries. The RDL 8/2020 is based in this regard on Regulation EU 2019/452 of the European Parliament and of the Council of 19 March 2019 establishing a framework for the screening of foreign direct investments into the Union ("Regulation 2019/452"), some of the provisions of which it reproduces almost literally. As a result of RDL 8/2020, the need for authorisation for foreign investment has become the norm, when it had previously only been required exceptionally, for very specific sectors, when carried out by residents of countries outside the European Union ("EU") and the European Free Trade Association ("EFTA"). More recently, Royal Decree-Law 34/2020, of 17 November, on urgent measures to support business solvency and the energy sector as well as on taxation ("RDL 34/2020"), further restricts the freedom to carry out foreign investments in Spain, with a transitional rule until 30 June 2021, which also requires authorisation to be obtained for certain investments in this case by residents of other EU and EFTA countries. This extension of the suspension is due to the continuation of the situation created by COVID-19 and, consequently, the desire to monitor the acquisition of listed and non-listed Spanish companies whose equity value is falling and that the Government could see as opportunistic. Meanwhile, RDL 34/2020 also adjusts procedural issues and clarifies definitions of sectors affected by the suspension of the regime on deregulation of foreign direct investment by non-EU investors.

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
Taxation of dividends
Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are generally subject to Spanish Non-Resident Income Tax at a 19% rate.
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

938	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

According to the Order of 13 April 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail timely to provide our depositary with the required documentation, you may obtain a refund of the amount withheld exceeding 15% that would result from the Spanish tax authorities in accordance with the procedures below. In the event of dividends distributed as a share premium distribution, the return is considered to reduce the acquisition value of the shares or equity held by the non-resident shareholders, and the excess over such acquisition value is taxed, as return on movable capital, at 19% unless a domestic exemption or a Double Tax Treaty sets forth otherwise. In this regard, under the Treaty and subject to the fulfilment of certain requirements, you may be entitled to a general reduced rate of 15%. No tax withholding applies in this case.
A scrip dividend will be treated as follows:
•If the holder of ordinary shares or ADSs elects to receive newly issued ordinary shares or ADSs it will be considered a delivery of fully paid-up shares free of charge and, hence, will not be considered income for purposes of the Spanish Non-Resident Income Tax. The acquisition value, both of the new ordinary shares or ADSs received in the scrip dividend and of the ordinary shares or ADSs from which they arise, will be the result of dividing the total original cost of the shareholder’s portfolio by the number of shares, both old and new. The acquisition date of the new shares will be that of the shares from which they arise.
•If the holder of ordinary shares or ADSs elects to sell the rights on the market, the full amount obtained from the sale of rights will be treated as a taxable capital gain for the holder at the time the transfer takes place (please refer to “-Taxation of capital gains” below).
•If the holder of ordinary shares or ADSs elects to receive the proceeds from the sale of rights back to us at a fixed price, the tax regime applicable to the amounts received will be that applicable to cash dividends described above.
Spanish refund procedure
According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004, dated 30 July 2004, as amended, and the Order EHA/3316 dated 17 December 2010, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. resident entitled to the benefits of the Treaty, you are required to file all of the following:
•the applicable Spanish Tax Form (currently, Form 210),
•the certificate of tax residence referred to in the preceding section, and
•evidence that Spanish Non-Resident Income Tax was withheld with respect to you.
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
Spanish wealth tax
Individuals not resident in Spain for tax purposes who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year. The Spanish tax authorities might take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year (this average price of listed shares is published in the Official State Gazette every year). Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form

939

for tax periods starting as of 1 January 2008. However, this 100% tax rebate was temporarily abolished with effect as of the 2011 fiscal year, and since then this situation has been extended every year . From 2021, the abolition of the rebate has been established as indefinite, thus eliminating the need to stipulate extensions. Notwithstanding the above, the first EUR 700,000 of net wealth owned by an individual will be exempt from taxation.
As a result of the above legislation, non-residents of Spain who hold or held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax law, on the last day of the year, the combined value of which exceeds EUR 700,000 might be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 3.5% (the highest bracket increased by 1% since 2021), and would be obliged to file the corresponding wealth tax return.
Spanish inheritance and gift taxes
Transfers of shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of gift or death, or the rights attached thereto could be exercised or have to be fulfilled in the Spanish territory, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities might determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0% and 81.6% for individuals. Non Spanish resident taxpayers (both EU and non-EU citizens) receiving assets located in Spain by way of inheritance or donation will be eligible to apply the same benefits or tax reductions that Spanish resident taxpayer of such region is entitled to recognize.
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
Financial Transactions Tax
The acquisition of ADS or shares will be subject to the Spanish Financial Transaction Tax at a 0.2% tax rate from 16 January 2021 except for (i) the acquisition of shares exclusively aimed at the issuance of depositary receipts; (ii) the acquisition of depositary receipts in exchange for the supply of the Spanish shares that will be represented by the depositary receipts; and (iii) transactions to cancel depositary receipts via supply of the Spanish shares represented by them.
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
U.S. Federal Income Tax considerations
The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The summary applies only to U.S. Holders (as defined below) that hold ADSs or shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, state, local or non-United States tax laws, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•financial institutions;
•insurance companies;
•dealers and traders in securities that use a mark-to-market method of tax accounting;
•persons holding ADSs or shares as part of a “straddle”, conversion transaction or integrated transaction;
•persons whose “functional currency” is not the U.S. dollar;
•persons liable for the alternative minimum tax;
•tax exempt entities, “individual retirement accounts” and “Roth IRAs”;
•partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•persons that own or are deemed to own 10% or more of our shares by vote or value;
•persons that acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•persons holding ADSs or shares in connection with a trade or business outside the United States.
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

940	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
As used herein, a “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of ADSs or shares who is eligible for the benefits of the Treaty and is:
•a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
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
Subject to generally applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains. A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to be taxed at these favourable rates. Non-corporate U.S. Holders are urged to consult their own tax advisers regarding the availability of the reduced rate on dividends in their particular circumstances.
Subject to certain generally applicable limitations that may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld at a rate not exceeding the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “-Spanish tax considerations-Spanish refund procedure” for a discussion of how to obtain a refund of amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.
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

Passive Foreign Investment Company rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2020 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after 31 December 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year. In addition, if recently proposed Treasury Regulations are finalized in their current form, our PFIC status will also depend on the location of activities that produce active banking income and the location of our customers.
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
13.6. Share ownership of Directors and senior management
As of 22 February 2021 the direct, indirect and represented holdings of our current directors were as follows:

942	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Directors	Direct Stake	Indirect Stake	Represented Stake		Total shares	% of Capital Stock
Ana Botín	1,329,953	28,612,074	—		29,942,027	0.173%
José Antonio Álvarez	1,948,779	—	—		1,948,779	0.011%
Bruce Carnegie-Brown	59,940	—	—		59,940	0.000%
Homaira Akbari	67,826	45,913	—		113,739	0.001%
Javier Botín	5,502,083	19,466,853	123,904,169	A	148,873,105	0.859%
Álvaro Cardoso	—	—	—		—	—%
R. Martín Chávez	—	—	—		—	—%
Sol Daurella	149,483	476,837	—		626,320	0.004%
Henrique de Castro	2,982	—	—		2,982	0.000%
Gina Díez	—	—	—		—	—%
Luis Isasi	—	—	—		—	—%
Ramiro Mato	156,860	—	—		156,860	0.001%
Sergio Rial	171,913	—	—		171,913	0.001%
Belén Romana	208	4	—		212	0.000%
Pamela Walkden	2,608	—	—		2,608	0.000%
TOTAL	9,392,635	48,601,681	123,904,169		181,898,485	1.049%
A.Includes shares owned by Fundación Botín (chaired by Javier Botín) and syndicated shares. It does not include shares corresponding to Ana Botín and Javier Botín because they are already included within their direct or indirect shareholdings.
13.7. Unresolved staff comments
None.
13.8. Recent events
No significant events occurred from 1 January 2021 to the date of filing of this annual report on Form 20-F.

14. Controls and procedures
(a) Evaluation of Disclosure Controls and Procedures
As of 31 December 2020, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, Banco Santander, S.A.’s chief executive officer, chief financial officer and chief accounting officer concluded that Santander’s disclosure controls and procedures at 31 December 2020 were effective in ensuring that information Banco Santander, S.A. is required to disclose in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to Banco Santander, S.A.’s management, including its disclosure committee, chief executive officer, chief financial officer and the chief accounting officer, as appropriate to allow timely decisions regarding required disclosures.
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
Our internal control over financial reporting includes those policies and procedures that:
◦Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
◦Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorisations of our management and directors; and
◦Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 31 December 2020, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on the assessment performed, management concluded that for the year ended 31 December 2020, the Group´s internal control over financial reporting was effective.
PricewaterhouseCoopers Auditores, S.L. which has audited the consolidated financial statements of the Group for the year ended 31 December 2020, has also audited the effectiveness of the Group’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report on page 522 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
(c) Changes in internal controls over financial reporting.
There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably

944	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

likely to materially affect, our internal control over financial reporting.
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
During 2020, the Group Audit Committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved audit related services and a list of non-audit services allowed to be provided by the auditor, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for the non-audit services and those not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Group Audit Committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.
All services provided by the Group’s principal auditing firm in 2020 detailed in note 47.b to our consolidated financial statements included in Part 2 of this annual report on Form 20-F were approved by the audit committee.
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
Under Spanish law, article 529 duodecies of the Capital Companies Law, passed by Royal Decree-Law 1/2010 (2 July 2010) sets out the requirements to be considered as independent director in a listed company but does not set the number of independent directors. There is a non-binding recommendation established in the Spanish Corporate Governance Code that the number of independent directors represent at least half of the total size of the board. Article 6.1 of the rules and regulations of the board sets likewise that the board shall aim that the number of independent directors represent at least half of all directors. Article 42.1 of our Bylaws sets that the shareholders at the general shareholders’ meeting shall endeavour to ensure that independent directors represent at least one-third of the total number of directors.
As a result of the appointments of R. Martín Chávez and Gina Díez as independent directors in 2020, the board of directors of Banco Santander currently has ten independent directors (out of fifteen directors total), as defined in Article 6.2.c) of the Rules and regulations of the board.
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
In no event may directors be classified as independent directors if they:
i)Have been employees or executive directors of companies within the Group, except after the passage of 3 or 5 years, respectively, since the end of such relationship.
ii)Receive from the Company or from another Group company any amount or benefit other than as director remuneration, unless it is immaterial for the director.
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
iii)Are, or have been during the preceding 3 years, a partner of the external auditor or the party responsible for auditing the Company or any other Group company during such period.
iv)Are executive directors or senior officers of another company in which an executive director or senior officer of the Company is an external director.

v)Maintain, or have maintained during the last year, a significant business relationship with the Company or with any Group company, whether in their own name or as a significant shareholder, director or senior officer of an entity that maintains or has maintained such relationship.
Business relationships shall be considered the relationship of a provider of goods or services, including financial services, and that of an adviser or consultant.
vi)Are significant shareholders, executive directors or senior officers of an entity that receives, or has received during the preceding 3 years, donations from the Company or the Group.
Those who are merely members of the board of a foundation that receives donations shall not be considered included in this item.
vii)Are spouses, persons connected by a similar relationship of affection, or relatives to the second degree of an executive director or senior officer of the Company.
viii)Have not been proposed, whether for appointment or for renewal, by the appointments committee.
ix)Have been directors for a continuous period that exceeds 12 years.
x)Are, as regards a significant shareholder or shareholder represented on the board, in one of the circumstances set forth in items (i), (v), (vi) or (vii) of this subsection 2(c). In the event of a kinship relationship as set forth in item (vii), the limitation shall apply not only with respect to the shareholder, but also with respect to the proprietary directors thereof in the affiliated company.
Proprietary directors who lose such status as a result of the sale of its shareholding by the shareholder they represent may only be re-elected as independent directors if the shareholder they have represented until then has sold all its shares in the company.
A director who owns an equity interest in the Company may have the status of independent director provided that the director meets all the conditions set out in this paragraph 2 (c) and, in addition, the shareholding thereof is not significant.”
The independence standards set forth in the Rules and regulations of the board may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
Under the NYSE rules, the members of our audit committee meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act.
Independence of the directors on the audit, nomination committee, remuneration committee and risk supervision, regulation and compliance committee
In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. The nomination committee of the Banco Santander’s board of directors is composed of three independent directors, the remuneration committee is composed of five external directors (four are independent and one in the opinion of the board are neither proprietary nor independent) and the risk supervision, regulation and compliance committee is composed of five external directors (four are independent and one in the opinion of the board is neither proprietary nor independent) and the chairman of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and regulations of the board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
As of the date of present document, none of the members of the nomination committee, the remuneration committee and the risk supervision, regulation and compliance committee is an executive director, member of senior management or a Banco Santander employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the nomination committee, the remuneration committee and the risk supervision, regulation and compliance committee.
Separate meetings for non-executive directors
In accordance with the NYSE corporate governance rules, non-executive directors must meet periodically outside of the presence of management. Although this practice is not required under Spanish law, several meetings among non-executives directors organized by the lead independent director are organized during the year as a result of changes made following the board’s self-assessment exercise in 2019. During 2020, in order to facilitate discussion and open dialogue among the independent directors, the lead independent directors has held three meetings with non-executive directors, without executive directors being present, where they were able to voice any concerns or opinions. these meetings represented a valuable opportunity to discuss other matters including board training topics, performance of the executive and the functioning of the board committees.
The audit committee, the nomination committee, the remuneration committee and the risk supervision, regulation and compliance committee of Banco Santander’s board of directors consist entirely of non-executive director, according to articles 17, 18, 19 and 20 of our Rules and regulation of the board of directors, respectively.
The audit committee met 15 times during 2020. The nomination committee met 13 times during 2020. The remuneration committee met 13 times during 2020. The risk supervision, regulation and compliance committee met 13 times during 2020.
Code of ethics
Under the NYSE corporate governance rules, all U.S. companies listed on the NYSE must adopt a Code of

946	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
The most recent update, approved in July 2020 by the Board of Directors, was carried out to include a reference to sexual and labour harassment in section 6, named “respect for people”, and a new section 28 regarding relations with competitors, which highlights the commitment to compete fairly and effectively and complying with applicable laws and regulations concerning Competition. In addition, the sections on the whistleblowing channel (named Canal Abierto in Banco Santander) have been also updated in order to align them with the internal requirements in this matter.
The current General Code of Conduct set an open door policy by which any Santander employee who becomes aware not only of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our internal regulations, but also of any action that is not aligned with Santander´s corporate behaviours or SPF corporate culture, may report such act directly to compliance management through the appropriate whistleblowing channel (Canal Abierto).
As of 31 December 2020, no waivers with respect to the General Code of Conduct had been applied for or granted.
In addition, we abide by a Code of Conduct in Securities Markets (CCSM), which was adopted on 28 July 2003. This policy applies to those employees who develop professional activities related to stock markets or manage inside information due to their professional activities for Group. On 30 June 2020 the Board of Directors approved an update of the CCSM to include aspects which mainly seek the alignment of its content and definitions with current regulations, the internal organizational structure and best-practices from CNMV.
Both codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading 'Information for shareholders and investors-corporate governance-codes of conduct'.
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

2.2	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
8.1	List of Subsidiaries (incorporated as Appendices I, II and III of our Financial Statements filed with this Form 20-F).
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
12.3	Section 302 Certification by the chief accounting officer.
13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Santander.

948	2020 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

17. Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
	Name:	José G. Cantera
	Title:	Chief financial officer

Date: 26 February 2021

