Form 20-F
period 2023-12-31
Banco Santander, S.A.
filed 2024-02-21
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ending 31 December 2023
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
Tel: +34 91 259 65 20
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class		Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	SAN	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	Not applicable	New York Stock Exchange *
Non-cumulative Preferred Stock Series 6	SAN PRB	New York Stock Exchange
4.250% Second Ranking Senior Debt Securities due 2027	SAN27	New York Stock Exchange
3.800% Senior Non Preferred Fixed Rate Notes due 2028	SAN28	New York Stock Exchange
2.706% Senior Preferred Fixed Rate Notes due 2024	SAN24	New York Stock Exchange
3.306% Senior Non Preferred Fixed Rate Notes due 2029	SAN29	New York Stock Exchange
4.379% Senior Non Preferred Fixed Rate Notes due 2028	SAN28A	New York Stock Exchange
5.179% Subordinated Debt Securities due 2025	SAN/25	New York Stock Exchange
2.746% Senior Non Preferred Fixed Rate Notes due 2025	SAN25	New York Stock Exchange
3.490% Senior Non Preferred Fixed Rate Notes due 2030	SAN30	New York Stock Exchange
2.749% Tier 2 Subordinated Fixed Rate Notes due 2030	SAN30A	New York Stock Exchange
1.849% Senior Non Preferred Fixed Rate Notes due 2026	SAN26	New York Stock Exchange
2.958% Senior Non Preferred Fixed Rate Notes due 2031	SAN31	New York Stock Exchange
4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP1	New York Stock Exchange
4.125% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP2	New York Stock Exchange
0.701% Senior Preferred Fixed-to-Fixed Rate Notes due 2024	SAN24A	New York Stock Exchange
1.722% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2027	SAN27A	New York Stock Exchange
3.225% Tier 2 Subordinated Callable Fixed-to-Fixed Rate Notes due 2032	SAN32	New York Stock Exchange
3.496% Senior Preferred Fixed Rate Notes due 2025	SAN25A	New York Stock Exchange
4.175% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2028	SAN28B	New York Stock Exchange
3.892% Senior Preferred Fixed Rate Notes due 2024	SAN24B	New York Stock Exchange
Senior Preferred Floating Rate Notes due 2024	SAN24C	New York Stock Exchange
5.147% Senior Non Preferred Fixed Rate Notes due 2025	SAN25B	New York Stock Exchange
5.294% Senior Non Preferred Fixed Rate Notes due 2027	SAN27B	New York Stock Exchange
6.921% Tier 2 Subordinated Fixed Rate Notes due 2033	SAN33	New York Stock Exchange
5.588% Senior Preferred Fixed Rate Notes due 2028	SAN28C	New York Stock Exchange
6.527% Senior Preferred Callable Fixed-to-Fixed Rate Notes due 2027	SAN27C	New York Stock Exchange
6.607% Senior Preferred Fixed Rate Notes due 2028	SAN28D	New York Stock Exchange
6.938% Senior Preferred Fixed Rate Notes due 2033	SAN33A	New York Stock Exchange
9.625% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP3	New York Stock Exchange
9.625% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP4	New York Stock Exchange

*Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None (Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report 16,184,146,059 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

BANCO SANTANDER, S.A.
This annual report on Form 20-F for the year ended 31 December 2023, includes two parts: (i) consolidated directors’ report, auditor's report and consolidated financial statements, and (ii) supplemental information. Set forth below is a table listing the required items for Form 20-F and the location where the relevant disclosure in this annual report can be found.
CROSS REFERENCE TO FORM 20-F

Form 20-F Item Number and Caption		Location	Page
Presentation of Financial and Other Information		Supplemental information. Section 1	831
Cautionary Statement Regarding Forward-Looking Statements		Supplemental information. Section 2	832
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and Senior Management	Not required for Annual Report on Form 20-F	-
	B. Advisers	Not required for Annual Report on Form 20-F	-
	C. Auditors	Not required for Annual Report on Form 20-F	-
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer Statistics	Not required for Annual Report on Form 20-F	-
	B. Method and Expected Timetable	Not required for Annual Report on Form 20-F	-
ITEM 3.	KEY INFORMATION
	Selected financial data	Supplemental information. Section 3	834
	A. [Reserved]
	B. Capitalization and indebtedness	Not required for Annual Report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for Annual Report on Form 20-F	-
	D. Risk factors	Supplemental information. Section 4	838
ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	General Information	826
	Acquisitions, Dispositions, Reorganizations	Note 3. b) to our consolidated financial statements	580
	Capital Increases	Note 31 to our consolidated financial statements	660
	Recent Events	Note 1. g) to our consolidated financial statements	553
		Supplemental information. Section 14	929
	B. Business overview	Directors' Report. Economic and Financial Review	325
	Selected Statistical information	Supplemental information. Section 5	873
		Note 6 to our consolidated financial statements	599
		Note 10 to our consolidated financial statements	603
		Note 20 to our consolidated financial statements	621
		Note 21 to our consolidated financial statements	621
	Competition in Spain	Supplemental information. Section 9	891
	Supervision and Regulation	Supplemental information. Section 10	893
		Note 1.e) to our consolidated financial statements	551
	C. Organizational structure	Appendix I, II and III to our consolidated financial statements	785
		Note 1.a) to our consolidated financial statements	548
	D. Property, plants and equipment	Note 16 to our consolidated financial statements	613
		Directors' Report. Economic and Financial Review. Section 4.6 (for number of branches in segments and units)	411
ITEM 4A.	UNRESOLVED STAFF COMMENTS	Supplemental information. Section 13	926
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	A. Operating results	Directors' Report. Economic and Financial Review. Sections 3 and 4	334
		Supplemental information. Section 6	889
	B. Liquidity and capital resources	Directors' Report. Economic and Financial Review. Section 3.4 and 3.5	354
	Tabular disclosure of contractual obligations	Supplemental information. Section 7	890
	Off balance sheet arrangements	Note 35 to our consolidated financial statements	663
	C. Research and development, patents and licenses, etc.	Note 18 to our consolidated financial statements	619
		Directors' Report. Economic and Financial Review. Section 5	427
	D. Trend information	Directors' Report. Economic and Financial Review. Section 7	431

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

Form 20-F Item Number and Caption		Location	Page
	E. Critical accounting estimates	Note 1c) to our consolidated financial statements	550
		Note 2 to our consolidated financial statements	553
		Note 17 to our consolidated financial statements	616
		Note 18 to our consolidated financial statements	619
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	Directors' Report. Corporate Governance. Section 4 and 5	199
	B. Compensation	Note 5 to our consolidated financial statements	585
		Directors' Report. Corporate Governance. Section 6	252
	C. Board practices	Directors' Report. Corporate Governance. Section 4.2 to 4.10	208
	D. Employees	Supplemental information. Section 8	891
	E. Share ownership	Supplemental information. Section 13	926
	F. Disclosure of a registrant's action to recover erroneously awarded compensation	None
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A. Major shareholders	Directors' Report. Corporate Governance. Section 2.3 and 2.4	187
	B. Related party transactions	Notes 5.f) to our consolidated financial statements	585
		Note 53 to our consolidated financial statements	740
		Directors' Report. Corporate Governance. Section 4.12	248
	C. Interests of experts and counsel	Not required for Annual Report on Form 20-F	-
ITEM 8.	FINANCIAL INFORMATION
	A. Consolidated statements and other financial information
	Financial statements	Consolidated financial statements	519
	Legal proceedings	Note 25 to our consolidated financial statements	629
	Shareholders remuneration	Supplemental information. Section 11	914
		Directors' Report. Corporate Governance. Section 3.3	195
		Note 4 to our consolidated financial statements	583
	B. Significant Changes	Not applicable	-
ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	Supplemental information. Section 12	914
	B. Plan of distribution	Not required for Annual Report on Form 20-F	-
	C. Markets	Supplemental information. Section 12	914
		Directors' Report. Corporate Governance. Section 2.6	191
	D. Selling shareholders	Not required for Annual Report on Form 20-F	-
	E. Dilution	Not required for Annual Report on Form 20-F	-
	F. Expenses of the issue	Not required for Annual Report on Form 20-F	-
ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for Annual Report on Form 20-F	-
	B. Memorandum and articles of association	Supplemental information. Section 13	917
		Directors' Report. Corporate Governance. Sections 2.1 and 2.2	186
		Directors' Report. Corporate Governance. Sections 3.2; 3.3; 3.4 and 3.5	194
		Directors' Report. Corporate Governance. Sections 4.2 and 4.3	208
		Directors' Report. Corporate Governance. Section 4.12	248
		Directors' Report. Corporate Governance. Section 6	252
	C. Material contracts	Supplemental information. Section 13	920
	D. Exchange controls	Supplemental information. Section 13	920
	E. Taxation	Supplemental information. Section 13	921
	F. Dividends and paying agents	Not required for Annual Report on Form 20-F	-
	G. Statement by experts	Not required for Annual Report on Form 20-F	-
	H. Documents on display	Supplemental information. Section 13	926
	I. Subsidiary information	Not required for Annual Report on Form 20-F	-
	J. Annual report to security holders	Not required for Annual Report on Form 20-F	-

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

Form 20-F Item Number and Caption		Location	Page
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Directors' Report. Risk, compliance and conduct management. Section 4	477
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt securities	Not required for Annual Report on Form 20-F	-
	B. Warrants and rights	Not required for Annual Report on Form 20-F	-
	C. Other securities	Not required for Annual Report on Form 20-F	-
	D. American Depositary Shares	Supplemental information. Section 12	914
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-
ITEM 15.	CONTROLS AND PROCEDURES	Supplemental information. Section 15	929
ITEM 16	[Reserved]
	A. Audit committee financial expert	Directors' Report. Corporate Governance. Section 4.5	223
	B. Code of ethics	Directors' Report. Risk, compliance and conduct management. Section 7.2	497
		Directors' Report. Corporate Governance. Section 8.1	280
	C. Principal accountant fees and services	Note 47. b) to our consolidated financial statements	696
		Supplemental information. Section 15	929
	D. Exemptions from the listing standards for audit committees	Not applicable	-
	E. Purchases of equity securities by the issuer and affiliated purchasers	Supplemental information. Section 12	914
	F. Change in registrant’s certifying accountant	Not applicable	-
	G. Corporate governance	Supplemental information. Section 16	930
	H. Mine safety disclosure	Not applicable	-
	I. Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	-
	J. Insider trading policies	Not applicable	-
	K. Cybersecurity	Directors' Report. Responsible banking. Section 5.4	59
		Directors' Report. Corporate Governance. Sections 4 and 5	199
		Directors' Report. Economic and Financial Review. Section 5	427
		Directors' Report. Risk, compliance and conduct management. Section 6	491
		Supplemental information. Section 13.8	927
PART III
ITEM 17.	FINANCIAL STATEMENTS	Consolidated financial statements	519
ITEM 18.	FINANCIAL STATEMENTS	Consolidated financial statements	519
ITEM 19	EXHIBITS	Supplemental information. Section 17	933

BANCO SANTANDER, S.A.

Part 1.
Consolidated directors´ report, auditor's report and consolidated financial statements

Think Value
Think Customer
Think Global
2023 Annual report
santander.com

2023
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

Consolidated directors’ report
7    Business model and strategy
8    The Santander Way
9    Our business model
10    2023 results
12    Looking ahead
19    Responsible banking
Consolidated non-financial information statement
23    Responsible banking overview
28    Materiality assessment
30    Supporting the transition
44    Responsible investment
46    Acting responsibly towards employees
55    Acting responsibly towards customers
61    Supporting communities
64    Business conduct
70    Our progress in figures
89    Further information
106    Sustainability reporting standards and references

177    Corporate Governance
180    2023 Overview
186    Ownership structure
192    Shareholders and general meeting
199    Board of directors
250    Senior management team
182    Remuneration
278    Group structure and internal governance
280    Internal control over financial reporting (ICFR)
287    Other corporate governance information
325    Economic and financial review
328    Economy, regulation and competition
332    Group selected data
334    Group financial performance
377    Financial information by segment
427    Research, development and innovation (R&D&I)
430    Significant events since year end
431    Trend information 2024
441    Alternative performance measures (APMs)
451    Risk, compliance & conduct management
454    Risk, compliance & conduct management
459    Risk management and control model
465    Credit risk
477    Market, structural and liquidity risk
489    Capital risk
491    Operational risk
497    Compliance & conduct risk
503    Model risk
505    Strategic risk
507    ESG risk factors
513    Glossary of terms, acronyms and abbreviations

Auditor's report and consolidated
financial statements
521    Auditor's report
531    Consolidated financial statements
547    Notes to the consolidated financial statements
785    Appendix

General information

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2023 consolidated
directors’ report
This report was approved unanimously by our board of directors on 19 February 2024
Our approach to this document
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
For more details on APMs and non-IFRS measures, see section 8. 'Alternative performance measures (APMs)' of the 'Economic and financial review' chapter and section 9.8 'Alternative performance measures (APMs)' of the 'Responsible banking' chapter.
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Forward-looking statements
Banco Santander hereby warns that this annual report contains 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements.
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
Glossary of terms, acronyms and abbreviations
To facilitate a better understanding of this annual report, a glossary of terms, acronyms and abbreviations has been included at the end of the consolidated directors' report.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Business model and strategy
The Santander Way	8
Our business model	9
2023 results	10
Looking ahead	12

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The Santander Way

Our purpose	Our aim	Our how

To help people and businesses prosper	To be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities	Everything we do should be Simple, Personal and Fair

which motivates

support for our communities

so we deliver

An engaged and talented team

strong financial results for our shareholders

generates

customer loyalty

leading to

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our business model
Generating value for our stakeholders
CUSTOMER FOCUS

Building a digital bank with branches
→Customer focus is the essence of our strategy. Our multichannel offering enables us to fulfil all our customers' financial needs, making us their global, trusted and responsive partner.
→Our customer growth investments are centred around three basic things: competitive prices, a frictionless digital experience and being a trusted financial partner.
→We are building a digital bank with branches to make our customers' lives easier, giving them the power to decide how they want to interact with us (in person at our over 8,000 branches, contact centres, digital channels, …).
→Every year, we strive to enhance our customer experience and satisfaction. All this is reflected in customer growth.

	2023	2022
Total customers (mn)	165	160
Active customers (mn)	100	99
SCALE

Global & in-market scale
→Santander has a unique combination of global scale and local leadership (top 3 in lending, deposits and mutual funds in most of our markets).
→Our activities are organized under five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance, and Payments.
→These five global businesses support value creation based on the profitable growth and operational leverage that ONE Santander provides.
→Our global approach to technology and development of global platforms is helping provide our customers with a frictionless digital experience.

Tangible progress on our transformation

ONE Santander
Global businesses		Retail & Commercial Banking

Digital Consumer Bank

Corporate & Investment Banking

Wealth Management & Insurance

Payments
	Europe	North America	South America	DCB Europe
DIVERSIFICATION

Business, geographical and balance sheet
→Our simple and well-targeted range of products and services meets the needs of a wide spectrum of customers: individuals, SMEs, mid-market companies, large corporates, wealthy customers, first-time banking customers, auto customers and dealers, and card customers.
→Our diversified geographical footprint is well balanced between developing and mature markets.
→Santander has a strong, simple and diversified balance sheet, with a low exposure to market risk and is highly collateralized and made up mainly of loans.
→Diversification and a medium-low risk profile deliver recurrent pre-provision profit, with among the lowest volatility across peers.

Group net operating income (pre-provision profit)
EUR billion
These are the foundations of our new phase of value creation for our shareholders

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2023 results
We delivered record profit...

→Record results with 5mn new customers YoY contributing to double-digit revenue growth
→First year of ONE Transformation driving profitable growth and structural efficiency improvement
→Strong balance sheet, with solid credit quality metrics and a higher capital ratio
→Delivering double-digit value creation and higher shareholder remuneration

FY’23 Attributable Profit	FY’23 Revenue

€11.1bn +15%	€58bn +11%

Cost-to-income	RoTE

44.1% –173bps	15.1% +169bps

CoR	FL CET1

1.18% +0.19pp	12.3% +0.2pp

TNAVps + DPS	EPS

+15% Cash DPS +c.50%	+21.5%

Note: Based on underlying P&L. YoY changes in euros. In constant euros: attributable profit +18% and revenue +13%.
TNAVps + dividend per share (DPS) includes the €5.95 cent cash dividend paid in May 2023 and the €8.10 cent cash dividend paid in November 2023. Implementation of 2023 shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. For more details, see section 3.3 ‘Dividends and shareholder remuneration’ in the ‘Corporate Governance’ chapter.
… and achieved all our 2023 financial targets

	2023 targets	2023 achievement
RevenueA	Double-digit growth	+13%	✓
Efficiency ratio	44-45%	44.1%	✓
CoR	<1.2%	1.18%	✓
FL CET1	>12%	12.3%	✓
RoTE	>15%	15.1%	✓
A. YoY change in constant euros.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2023 highlights for our regions

2023 vs. 2022	Attributable profit (€ bn)	Contribution to Group's profitA	Efficiency	RoTE
Europe	5.5	45%	42.1%	14.5%
North America	2.4	20%	49.1%	9.8%
South America	3.0	25%	38.5%	14.4%
DCB Europe	1.2	10%	47.6%	12.3%

DCB Europe is the Digital Consumer Bank defined under the criteria prior to the 20 December 2023 announcement. A. As % of total operating areas, excluding the Corporate Centre.

North America	Europe

We are leveraging the strength of our global businesses to accelerate the transformation of our businesses in the US and Mexico	We remain focused on customer experience and service quality, and on making the structural changes needed to develop a common operating model for Europe

South America	DCB Europe (former DCB)

We are focused on increasing the value we bring to the Group and on working to become the most profitable bank in each of the countries where we operate in the region
Continue to reinforce our auto leadership through strategic alliances, leasing and subscription. In non-auto, keep upscaling our buy now, pay later business. Transformation for future growth deploying a simpler organizational structure to deliver through best-in-class digital platforms, launching new channels and products

For more details, see section 4 'Financial information by segment’ in the ‘Economic and financial review' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Looking ahead
We are well positioned to continue driving additional profitable growth in 2024

Our consistent track record and the implementation of ONE Santander make us confident of delivering the following 2024 targets

2024 Group targets
Revenue	Efficiency	CoR	FL CET1 after Basel III implementation	RoTE
Mid-single digitA growth	<43%	c.1.2%	>12.0%	16%

Double-digit growth of TNAV per share + dividend per share through-the-cycle

A.YoY revenue growth in constant euros, but Argentina in current euros.
Note: All targets presented in this chapter are market dependent and do not represent guidance. Actual results may vary materially.

A new phase of profitability and growth underpinned by three tenets

Think Value	Delivering double-digit value creation, on average through-the-cycle

Think Customer	Building a digital bank with branches with well targeted products and services to grow our customer base

Think Global	Best customer experience leveraging our global and in-market scale, network and technology capabilities to accelerate profitable growth

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Think Value
Delivering double-digit value creation, on average through-the-cycle
2025 targets vs. 2023 figures

Strength

FL CET1 >12% 12.3%

Shareholder remuneration

Payout 50% Cash dividend + SBB 50% annually

Disciplined capital allocation

RWAs with RoRWA > CoE c.85% 84%

Profitability

RoTE 15-17% 15.1%

Note: our shareholder remuneration policy is approximately 50% payout split in approximately equal parts (cash and share buybacks). Cash DPS against 2023 results estimated as 25% of the profit for the year. Implementation of 2023 shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. For more details, see section 3.3 ‘Dividends and shareholder remuneration’ in the ‘Corporate Governance’ chapter.

Think Customer
Building a digital bank with branches with well targeted products and services to grow our customer base

		2023	2025 targets

Customer centric	Total customers (mn)	165	c. 200
	Active customers (mn)	100	c. 125

Simplification & automation	Efficiency ratio (%)	44.1	c.42

Customer activity	Transactions volume per active customer (month, % growth)	10	c. +8%

Note: total transactions include merchant payments, cards and electronic A2A payments. Target: c.+8% CAGR 2022-25.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Think Global
Best customer experience leveraging global and in-market scale, network and technological capabilities to accelerate profitable growth
→A simpler and more efficient operating model that enables us to capture the full potential of our business model to deliver profitable growth.

Our new model capitalizes on our strategic advantage of combining global capabilities with local expertise

Serve our customers better		Be more efficient
Better risk management from a global perspective across business lines

Grow more and faster		More resilient balance sheet

Improved and more disciplined capital allocation for higher profitability

→Our transformation started in 2015 with CIB, the first business we managed as a global platform, followed by Wealth Management & Insurance, PagoNxt and Cards.
In 2023, we completed the last step towards ONE Santander consolidating retail and commercial and consumer banking activities under two new global businesses: Retail & Commercial Banking and Digital Consumer Bank.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our five global businesses

Retail & Commercial Banking
Driving growth and efficiency on the back of our new model and proprietary technology

Customer experience	Operational leverage	Global platform	2025 target

Product simplification and digital first	Common operating model, globally leveraging process automation	Proprietary back-end (Gravity) and our cloud based front-end (ODS) technologies	c.17% RoTE 15.1% 2023 <42% C/I 43.1% 2023

Key drivers

Active customers (mn)
+1%

# of productsA (k)
–16%
# of non-commercial FTEsA
per mn total customers
–1.5%
A.Metrics cover all products and employees in the branch network.
Note: new global business definitions as published on 20 December 2023.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Digital Consumer Bank
Transforming into a best-in-class, global business and operating model

Customer experience	Operational leverage	Global platform	2025 target

Global relationship management (OEMs, importers and retailers)	Operational & commercial benchmark to maximize profitability and growth	From multiple country-specific platforms to global platforms (e.g. leasing, BNPL)	>14% RoTE 11.5% 2023 c.40% C/I 42.8% 2023

Key drivers

Total customers (mn)
+1%
Retail deposits
cost-to-serve (bps)
–8bps
# of non-commercial FTEsA per mn total customers
–0.4%
A. DCB Europe only.
Note: new global business definitions as published on 20 December 2023.
Corporate & Investment Banking
Playing to our strengths to better serve our corporate customers and institutions

Customer experience	Operational leverage	Global platform	2025 target

Trusted advisor for our customers, leveraging our global and local products	Continue growing fee and transactional business through our global centres of expertise and tech	Optimize capital returns on the back of global origination and distribution capabilities	>20% RoTE 17.5% 2023 <45% C/I 45.0% 2023

Key drivers

% customer
related revenue
+1.7pp
Fee growth
(constant € bn)
+14%
% Total revenue /
RWA
+0.8pp

Note: new global business definitions as published on 20 December 2023.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Wealth Management & Insurance
Accelerating our customers' connectivity with our global product platforms

Customer experience	Operational leverage	Global platform	2025 target

Providing our customers with a specialized product & service proposition in all countries	Leverage our global operations and factories to connect countries and increase collaboration with CIB and Retail	Global platforms and infrastructure to improve efficiency and time-to-market	c.60% RoTE 72.2% 2023 c.10% Revenue growth +22% 2023

Key drivers

Assets under
managementA (€ bn)
+14%
Collaboration
fees (€ bn)
+6%
Revenue growth
including ceded feesB (€ bn)
+11%
A. Includes off-balance sheet assets and deposits.
B. Includes all fees generated by asset management and insurance businesses, even those ceded to the commercial network.
Note: new global business definitions as published on 20 December 2023. Revenue CAGR 22-25 target.
Payments
Seizing a growing opportunity by capturing scale through global platforms

Customer experience	Operational leverage	Global platform	2025 target

Deliver best-in-class payment solutions leveraging our global and local scale	Reduce cost per transaction through capex optimization and operational efficiency	Migrate volumes to common global platforms to gain scale and offer competitive pricing in the open market	PagoNxt >30% EBITDA margin 24.8% 2023 c.30% Revenue growth +17% 2023

Key drivers

# transactions (bn per month)
+15%
Cost per transaction
(€ cents, PagoNxt)
–16%
% open market
revenue (PagoNxt)
+2.2pp

Note: transactions include merchant payments, cards and electronic A2A payments. New global business definitions as published on 20 December 2023. PagoNxt revenue CAGR 22-25 target.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

In summary, our common operating model supports value creation based on the profitable growth and operational leverage that our global platforms provide

2023 vs. 2022	Revenue (€bn)	Contribution to Group revenueA	Efficiency	RoTEB	2025 RoTEB target
	30 +12%	51%	43.1% -157bps	15.1% +1.0pp	c.17%
	12 +1%	21%	42.8% +86bps	11.5% -4.0pp	>14%
	8 +17%	13%	45.0% +171bps	17.5% +1.6pp	>20%
	3 +22%	6%	37.9% -333bps	72.2% +19.8pp	c.60%
	Revenue (€bn)	Contribution to Group's revenueA	Efficiency	EBITDA margin PagoNxt	2025 EBITDA margin PagoNxt target
	5 +12%	9%	44.2% -235bps	24.8% +15.7pp	>30%

Note: YoY change in constant euros. New global business definitions as published on 20 December 2023.
A.As % of total operating units, excluding the Corporate Centre.
B. Global businesses’ RoTEs are adjusted based on the Group’s deployed capital.
For more information, see section 8 'Alternative Performance Measures' of 'Economic and financial review' chapter.

ESG commitments: we are creating value for our shareholders by focusing on delivering profitable growth in a responsible way

	2023	2025 targets
Green finance raised and facilitated (since 2019)	€114.6bn	€120bn
Socially responsible investments (AuMs)	€67.7bn	€100bn
Financial inclusion (# People)	1.8mn	5mn

Note: information has been verified with limited assurance by PricewaterhouseCoopers Auditores, S.L. For more details, see the 'Responsible banking' chapter and metrics definitions in 9.8 'Alternative performance measures (APMs)' in the same chapter.
Not taxonomy. Financial inclusion (#people, mn): starting Jan-23. Does not include financial education.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Responsible banking Consolidated non-financial information statement

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our sustainability strategy supports our purpose to help people and businesses prosper.
We are on track to meet our targets announced at our Investor Day

Green finance EUR 114.6 bnA EUR 120 bn target by 2025 EUR 220 bn target by 2023	Socially responsible investment AUM EUR 67.7 bn EUR 100 bn target by 2025	Financial inclusion 1.8 mn EUR 5 mn target by 2025

We are progressing towards our net zero ambition

Set 2 new decarbonization targets for 2030 for corporate auto manufacturing portfolio and auto lending portfolio in Europe.	Progress on portfolio alignment in relevant portfolios, including disclosure of financed emissions for UK Mortgages and Brazil Agriculture.
Progress embedding climate and environmental factors in our risk management practices, leveraging on market good practices and supervisory expectations, including setting three additional risk appetite limits consistent with our decarbonization strategy.

We are helping society
→EUR 352,181 million to finance homes and EUR 208,276 million to purchase other goods.B
→EUR 346,211 million to help set up or grow companies (39% to individuals and SMEs).B
→212,764 employees. EUR 13,726 million paid in wages and benefits.
→EUR 174 million invested in communities, including EUR 105 million to promote higher education, employability and entrepreneurship, benefitting 2.7 million people. We have a target to deploy EUR 400 million in education, employability and entrepreneurship between 2023 and 2026.
A. Preliminary data as final League Tables for 2023 were not yet available at date of editorial closing.. This information will be updated to year end in the next Climate Finance Report..
B. Credit stock as of 31 December 2023.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
Scope
This chapter covers the core activities of Banco Santander and its subsidiaries from 1 January to 31 December 2023 (for more details, see Notes 3 and 53 to the consolidated financial statements and sections 3 and 4 in the 'Economic and financial review' chapter). It gives economic information according to the bank’s accounting principles. Social and environmental information has been prepared according to the same definition, where available. Significant criteria differences from the 2022 Responsible banking chapter are explained in the related section as well as in the 9.7 'Scope of information' and the 10.4 'Global Reporting Initiative (GRI) content index' sections.
Regulation, reporting standards and other references that this chapter addresses
This chapter meets Spain’s Act 11/2018, EU guidelines 2017/C215/01 on non-financial reporting, European Taxonomy regulation (Regulation (EU) 2020/852 and Commission Delegated Regulations 2021/2139 and 2021/2178 amended by Delegated Regulations 2022/1214, 2023/2485 and 2023/2486), GRI Standards, and the GRI G4 guidelines on financial services disclosures.
It also takes into account the Sustainability Accounting Standards Board’s (SASB) 2018-10 industry standards, and the World Economic Forum's Stakeholder Capitalism Metrics. It shows Santander's progress with respect to the UN Global Compact, UNEP FI Principles for Responsible Banking, the TCFD recommendations and the UN Sustainable Development Goals.
Each section of the chapter relates to GRI and SASB indicators to which the content responds. Likewise, section 10. 'Sustainability reporting standards and references' provides the regulation, reporting standards and other references mentioned above; with tables showing where information on each one can be found in the report.
Material aspects and stakeholder involvement
Santander maintains an active dialogue with its stakeholders to understand their expectations. It conducts a materiality assessment of ESG matters and closely monitors questionnaires and recommendations of ESG ratings (MSCI, Sustainalytics, CDP, S&P-DJSI, ISS, Moody's, FTSE4Good and Bloomberg Gender Equality Index), as well as other international sustainability initiatives it takes part in.
This chapter illustrates the sustainability of the bank’s local and global operations, especially in terms of internal and external impact. For details on its preparation and on our materiality assessment findings, see 9.1 'Stakeholder engagement' and 1. 'Materiality assessment' sections of this chapter.

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Responsible banking overview    23
I. Santander's support for society    23
II. Our culture    24
III. Our sustainability strategy    25
IV. 2023 highlights    26
V. Recognition    27
VI. Governance    27
1. Materiality assessment    28
1.1 Material sustainability matters    28
1.2 Impacts, risks and opportunities    29
2. Supporting the green transition    30
2.1 Our strategy and ambition     31
2.2 Governance    32
2.3 Risk management    33
2.4 Metrics and targets    33
2.5 Supporting our customers in the green transition    38
2.6 Nature and biodiversity    42
2.7 Our environmental footprint    43
3. Responsible investment    44
4. Acting responsibly towards employees    46
4.1 Talent    46
4.2 Employee experience    48
4.3 Working conditions and social dialogue    52
5. Acting responsibly towards customers    55
5.1 Customer experience and satisfaction    55
5.2 Consumer protection    56
5.3 Financial health and inclusion    57
5.4 Privacy, data protection and cybersecurity    59
6. Supporting communities    61
6.1 Support for higher education, employability and entrepreneurship    61
6.2 Other community support programmes    63
7. Business conduct    64
7.1    Conduct standards    65
7.2    Ethical channels    66
7.3    Environmental, social and climate change risk management    67
7.4    Financial crime compliance and relations
with political parties    68
7.5    Acting responsibly towards suppliers    69

8. Our progress in figures    70
8.1 Tax contribution    71
8.2 Customers    72
8.3 Financial inclusion    74
8.4 Community investment    75
8.5 Employees    76
8.6 Green transition    84
8.7 Equator principles    86
8.8 Country by country report (according to GRI 207-4)    87
9. Further information    89
9.1 Stakeholder engagement    89
9.2 Main internal regulations and governance    92
9.3 Our targets    94
9.4 Double Materiality Assessment and sources    95
9.5 EU Taxonomy    97
9.6 Sustainable finance and investment classification system (SFICS)    126
9.7 Scope of information    127
9.8 Alternative performance measures    128
10. Sustainability reporting standards
and references    131
10.1 Non-financial information Act 11/2018
content index    132
10.2 UN Global Compact content index    137
10.3 UNEP FI Principles for Responsible Banking
reporting index    138
10.4 Global Reporting Initiative (GRI) content index    151
10.5 Sustainability Accounting Standards Board (SASB) content index    162
10.6 Stakeholder Capitalism Metrics content index    165
10.7 Task Force on Climate related Financial Disclosure (TCFD) content index    170
10.8 SDGs contribution content index    171
10.9 GFANZ transition planning    173

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Responsible banking overview
Our purpose is to help people and businesses prosper.
I. Santander's support for society

1. We drive economic growth by helping people and businesses prosper.

→EUR 352,181 million to help people buy homes and EUR 208,276 million to purchase other goods.A
→EUR 346,211 million to help set up or grow companies (39% to individuals and SMEs).A
→EUR 10,937 million paid to suppliers. 91% are local and account for 94% of total procurement turnover.
→EUR 9,664 million in total taxes paid by the Group. EUR 10,250 million in taxes channelled from customers to tax authorities.
→Santander’s stock of credit contributes to generating economic activity of more than EUR 290 billion, around 2.5% of GDP on average in the main countries where we operate.B

2. We help create jobs.

→212,764 employees. EUR 13,726 million paid in wages and benefits.
→53% of our workforce are women, 31.4% of whom are in senior executive positions. 40% of our board members are women.
→In 2023 we achieved our target of ~0% Equal Pay GapC two years ahead.
→Santander’s stock of credit helps support more than 8 million jobs in the main countries where we operate.B

3. We tackle global challenges.

→EUR 20.2 billionD in green finance raised and facilitated and EUR 67.7 billion assets under management in Socially Responsible Investment.
→1.8 million new people financially included and a total of 1.2 million underbanked entrepreneurs supported through EUR 1,172 million in credit disbursed.
→EUR 174 million invested in communities, including 105 million to promote higher education, employability and entrepreneurship, benefitting 2.7 million people.

A. Credit stock as of 31 December 2023.
B. Source: Deloitte.
C. The year-end figure is 0.44%. Having met the target set the Group has set itself the objective of maintaining a EPG in line with best market practices.
D. Preliminary data as final League Tables for 2023 were not yet available at date of editorial closing. This information will be updated to year end in the next Climate Finance Report.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

II. Our culture
Santander’s corporate culture, The Santander Way, is the bedrock of our success. Our values (Simple, Personal and Fair), our corporate behaviours (T.E.A.M.S), our leadership principles and our robust risk culture (Risk Pro) guide us every day. In 2022 we launched our new corporate behaviours and in 2023 we progressed in their implementation:
•We continued to hold regular Town Halls and share communications reinforcing the importance of displaying our behaviours on a daily basis.
•Some of our HQ offices have been decorated with T.E.A.M.S signage to make our behaviours visible to all employees and customers.
•We continued to assess how to improve our efforts through our employee listening programme - YourVoice.
•We aligned our processes with our culture and adapted our succession planning to ensure that employees earmarked for promotion were also cultural ambassadors.
•We continued to promote our culture through our performance review, MyContribution, where 50% is based on 'what' we do, 40% on 'how' we do it and 10% on our risk management.
•We held the Santander Week, which saw all our units celebrate our culture together, with a kick-off to the week given by the chair, CEO and regional heads.
•Local CEOs held events with the participation of their executive teams to reinforce the T.E.A.M.S behaviours and to celebrate The Santander Way as one team.

Our values Simple Personal Fair

Our behaviours

Our leadership principles →Promote a 'Group First' mindset →Lead transformation →Build, develop and grow talent →Display T.E.A.M.S. flawlessly →Drive diversity, equity and inclusion

Our strong risk management culture

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

III. Our sustainability strategy
GRI 2-22, 2-23
Our sustainability strategy focuses on issues that are material to Santander. We conduct a double materiality assessment to identify the topics that pose the biggest risks to, and create commercial opportunity for the bank; and where we can have the biggest impact.

Ambition	Action

E Support the transition to a low-carbon economy
→Support and engage with customers in accelerating their transition, and develop a best-in-class sustainable finance and investment proposition.
→Progress with decarbonizing our portfolios to align to net zero by 2050, while considering other environmental goals.

S Promote inclusive growth
→Promote employees' wellbeing and equal treatment and opportunity for all.
→Support financial inclusion by promoting access to financial products and services and financial health, including financial literacy.
→Foster customer information transparency and data privacy.
→Support education, employability and entrepreneurship.

G Strong governance and culture across the organization
→Drive culture, conduct and ethical behaviour, doing everything the Santander Way: Simple, Personal and Fair.
→Continue integrating ESG in governance and our core activities, and enhancing capabilities across teams including business, risk management and data reporting.

Our sustainability strategy aims to help the business grow, be aligned to our stakeholders’ expectations, and make Santander more resilient through strong risk management, robust data quality and privacy, transparency, a vibrant culture and clear governance.

Our sustainability goals are consistent with the Group’s business approach – Think Value, Think Customer and Think Global. We want to:
1.create value for shareholders;
2.be the partner of choice for our customers in their transition to a low carbon economy and support their financial inclusion;
3.use our scale and local leadership to tackle global challenges in the markets where we operate.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

IV. 2023 highlights
New targets and commitments:

→We increased two ESG targets at our Investor Day: 35% of senior executive positions to be held by women by 2025 and to financially include 5 million people between 2023 and 2025.
→To help fulfil our ambition to be net zero by 2050, in 2023 we have set two new decarbonization targets for 2030 in the transport sector: auto lending in Europe and auto manufacturing. This way, we now have seven targets in five high emitting sectors.
→We have set a target to invest EUR 400 million between 2023-2026 to foster education, employability and entrepreneurship.

Progress on ESG:

→In Corporate & Investment Banking, we raised and facilitated EUR 20.2 bnA in greenB finance in 2023, reaching EUR 114.6 bn since 2019:
•Santander remains among the top banks in renewable energy project finance, with 85 transactions and EUR 6.7 bn in financing.
•We financed the construction of green assets and an EV battery gigafactory plant, signed green loans with clients such as Grenergy, structured sustainable transactions in Export and Supply Chain finance, and launched Green Deposits.
•We advised on several corporate finance transactions in the renewable energy sector and acted as sole financial advisor in one of the largest ever hydrogen transactions globally at the time.

→In Retail & Commercial Banking, in 2023, we strengthened our green proposition with new solutions for clients, e.g.:
•Green mortgages, electric vehicles or financing of solar panel installations (11 partnerships for solar panel solutions across our three regions). At the end of the year, we had a stock of EUR 22.6 bn in mortgages aligned with the EU Taxonomy.
•EUR 1.4 bn in new financing agreements with multilateral development banks to finance the investment and liquidity needs of our customers in Europe and Latin America.
•The EIB granted EUR 300 million to Banco Santander Brasil for small-scale solar energy investments.

→Our SRI AUM amounted to EUR 67.7 bn, of which EUR 48.1 bn are from SAM and EUR 19.6 bn from our Private Banking services associated with third party funds:
•70.8% of financed emissions from SAM’s portfolio were either aligning to net zero or under either individual or collective engagement in which SAM is involved.
•SAM Spain was the first asset manager to adhere to and report on the CNMV stewardship code compliance.

→In Digital Consumer Bank, in 2023, in Europe we financed more than 208,000 new electric vehicles, with volume of EUR 6.5 bn. This equals a market share of EV sales in Europe of over 10%.

→In Cards, in 2023, we acquired 37 million cards (72% of the year's total) made of sustainable materials (recycled PVC or PLA).C

→We exceeded our target for 30% of senior executive positions by 2025 to be held by women in Q2, reaching 31.4% by year end. Additionally, we have reached our target of Equal Pay gap close to zero two years in advance.

→We financially included 1.8 million new people through our access and finance initiatives and granted EUR 1,172 m in microloans to a total of 1.2 million underbanked entrepreneurs during the year. In addition, we reached 11.5 million people with financial education initiatives, including content in social media.

→We invested EUR 174 million in our communities:
•EUR 105 million in supporting education, employment and entrepreneurship through Santander Universities, our unique global initiative. In 2023 we granted 28,849 scholarships.
•EUR 69 million in other programmes with 2.2 million people helped.

For more details, see section 9.3 'Our targets'.
A. Preliminary data as final League Tables for 2023 were not yet available at date of editorial closing. This information will be updated to year end in the next Climate Finance Report.
B. When referred to 'green' or 'sustainable' products or services without further detail, these comply with SFICS. For more information, see section 9.6 'Sustainable Finance and Investment Classification System (SFICS)' of this chapter.
C. PLA cards: Polylactic acid (PLA) is a sustainable plastic substitute made with renewable bio-sourced resources. Recycled PVC cards: manufactured using plastic waste from the packaging and printing industries reducing first-use plastic.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

V. Recognition
Ratings
In 2023, we maintained our position in MSCI (AA) and remain in the DJSI World and European Index for Banks. In CDP we maintained our positioning at Leadership level, however decreased from A to A-.
We improved our position in Sustainalytics, scoring 19.7 points (-2.7 points) and placing in the 'low risk' category.
We scored 65 points (+4 points) in Moody’s and 4.7 points (+0.6 points) in FTSE4Good.
A. In CDP we remain in Leadership level and in DJSI we remain in the World and European Indexes.
B. Not rated in 2023.
C. Based on 2022 information. Updated score not available on the date this Annual Report was issued.
Awards

World’s best bank for financial inclusion by Euromoney for the third year in a row; World’s best bank for SMEs and World’s best bank for emerging markets by Euromoney (Euromoney Awards for Excellence).

We were the highest ranked bank on Fortune's list of 50 companies that are changing the world, owing to Santander Universities support for education, entrepreneurship and employability over the past 27 years.

VI. Governance
Supervision
The responsible banking, sustainability and culture committee (RBSCC) is the highest governance body that oversees drawing up and implementing the Group’s sustainability strategy and policies, supporting the board of directors. The RBSCC met six times in 2023. The audit, remuneration and risk committees also supported and reviewed sustainability topics.
Accountability
The Responsible Banking Forum, which comprises senior Group executives, monitors and guides the execution of our sustainability strategy. It met six times in 2023. The Management meeting, chaired by the CEO, reviewed progress with the Group’s sustainability agenda on three occasions.
The Group’s Responsible Banking unit works continuously to define, execute and monitor our sustainability strategy with the Responsible Banking network in our core markets, global businesses and corporate functions.
Incentives
In 2023, our reward schemes included ESG as a lever to make Santander teams’ actions consistent with our goals. Variable remuneration (which applies to all units) has included ESG since 2020 and long-term incentives (which apply to senior executives) since 2022. In both cases, the scorecards leverage on Santander ESG public targets, including climate, green finance, financial inclusion, DE&I and SRI.

For more details on our policies and governance structure, see section 9.2 'Main internal regulations and governance'

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1. Materiality assessment
1.1 Material sustainability matters
GRI 3-2
In 2023, we carried out a double materiality assessment based on the Global Reporting Initiative (GRI) and elements from the Corporate Sustainability Reporting Directive (CSRD).
It covered two dimensions:

Impact materiality	How business affects people and/or the environment through positive and negative impacts.

Financial materiality	How sustainability matters can affect financial results through risk and opportunity.
The sustainability matters we consider in this assessment are those set out in the European Sustainability Reporting Standards (ESRS). We carried out the exercise at subtopic-level, even though the final results are presented at topic-level; and the scope is Grupo Santander.
The thresholds used to categorize the material aspects are Critical, Significant, Important, Informative and Minimal. According CSRD, a sustainability matter is material if it is above the category of Important, regardless of whether the relevance comes from the impact side or from the financial side (risks and opportunities).
The table below shows the assessment and materiality for each sustainability matter with a breakdown by impact, risk and opportunity.
Three sustainability matters – Climate Change, Consumers and End Users, and Business Conduct - are material (Significant or Critical), and two – Own Workforce and Affected Communities – are informative. The results have been carried out with a mid-term time horizon (~3 years).

Financial materiality
Sustainability matters	Impact materiality	Risk	Opportunity	Double materiality (final output)
ESRS E1: Climate Change
ESRS E2: Pollution
ESRS E3: Water and marine resources
ESRS E4: Biodiversity and ecosystems
ESRS E5: Resource use & circular economy
ESRS S1: Own workforce
ESRS S2: Workers in the value chain
ESRS S3: Affected Communities
ESRS S4: Consumers and end-users
ESRS G1: Business conduct
Thresholds: ¢ Critical ¢ Significant ¢ Important ¢ Informative ¢ Minimal
We conducted this assessment using the best available information and tools, and consulting Santander’s key stakeholders. See section 9.4 'Double Materiality Assessment sources'.
The materiality assessment informs our sustainability strategy (see section III 'Our sustainability strategy').
The materiality assessment is connected to key risk management processes across the Group, as it is an input for the top & emerging risks exercise, and it is connected to the Climate Risk materiality (see section 10.2 'ESG factors risk management'). This climate materiality serves to prioritize our climate strategy and targets and inform risk appetite.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1.2 Impacts, risks and opportunities
GRI 3-1
To assess the materiality of each sustainability matter, we have identified the derived impacts, risks and opportunities (IROs).
The table below details the IROs for the three material sustainability matters and the two informative matters.

	Impact	Risk	Opportunities

Climate change
Santander can have a positive impact by financing customers’ transition to a low-carbon economy. This transition will benefit the reduction of total emissions released into the atmosphere, thus making a positive contribution to the Paris Agreement.

Climate change can cause economic losses to our customers, who might be affected by physical or transition risk.
These risks could lead to increased default rates or reduced value of collaterals. Our diversification by geography and sector reduces this risk across our balance sheet and we manage this risk by embedding climate into risk management. For more details, see section 2.3 Risk Management.

Supporting our customers in their transition has become a key business driver.
Our target is to raise or facilitate €220 bn in green finance by 2030. To do so, we are building capabilities and developing our value proposition for customers across sectors and activities (finance, investment, advisory etc.).

Business conduct	Santander’s behaviour and actions have an influence due to the bank’s leadership in the markets where we operate.
Inadequate behaviour or conduct could lead to fines and reputational risk.
Fostering a solid corporate culture in which everything we do should be Simple, Personal and Fair is how we mitigate this risk.
Applying a solid corporate culture and conduct when dealing with customers can earn their trust and help set us apart.

Consumers and end-users	Santander can have a positive impact on consumers and end users due to our ability to help customers access financial services and in promoting their financial health.
Lack of transparency in customer information or unfair disclosure may lead to customer dissatisfaction and complaints, which would entail direct and indirect costs. Data privacy events may hamper customers’ trust.
A deterioration in the financial health of our customers may increase the risk of default on loans. We mitigate this risk by developing a solid corporate culture and behaviours and policies to set clear guidelines about how we deal with customers, process customer data and interact with vulnerable customers.
Robust data privacy measures and Know Your Customer protocols can boost our revenue by building trust with customers. Our financial inclusion proposition is also a source of new customers.

Own workforce	Santander employs over 200,000 people worldwide. We aim to have a positive impact on our workforce through working conditions, remuneration schemes and Diversity, Equity and Inclusion policies.
Less motivated people could lead to higher rotation and absenteeism, which could increase our cost base. Poor talent retention can also harm our performance.
Our own workforce strategy seeks to mitigate this risk with initiatives in areas such as diversity, equity and inclusion, culture, and health and well-being.
A well skilled and diverse workforce boosts results by increasing productivity, fostering innovation and enhancing customer satisfaction.

Affected communities
Santander can have a positive impact by using our scale and local leadership to help the communities where we operate access basic needs (affordable housing, water and sanitation, etc.) and make a positive contribution to the sustainable development goals (SDGs).

Some of the activities we finance can pose environmental and social risk related to the communities where these operations take place. We mitigate this risk through our Environmental, Social and Climate Change (ESCC) policy and other internal controls.

Financing basic needs in the regions where we operate (affordable housing, water and sanitation, etc.) is an opportunity to increase revenue.
Our financial education proposition and our support for higher education, employability and entrepreneurship help build trust and enhance the perception of the bank in the communities where we operate.

Thresholds: ¢ Critical ¢ Significant ¢ Important ¢ Informative ¢ Minimal

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2. Supporting the green transition
Our ambition is to achieve net zero carbon emissions by 2050. We support the green transition in four ways:

ó	ó	ó	ó

Aligning our portfolio with the Paris Agreement goals Contribute to limiting temperature increases to 1.5ºC in line with the NZBA and NZAMi	Supporting our customers in the transition Provide customers with a wide range of solutions to support their transition to a low-carbon economy	Reducing our environmental impact Remain carbon neutral in own operations and consume 100% electricity from renewable sources by 2025A	Embedding climate in risk management Manage climate and environmental risk according to regulatory and supervisory expectations
Our targets:

		2018	2019	2020	2021	2022	2023	2025/2030 target
	Electricity from renewable sourcesA	43%	50%	57%	75%	88%	97%	100% by 2025

	Carbon neutral in our own operationsB							Every year

	Green finance raised and facilitated (EUR bn)C		19	33.8	65.7	94.5	114.6	120 bn by 2025 220 bn by 2030

	AuMs in Socially Responsible Investments (SRI) (EUR bn)				27.1	53.2	67.7	100 bn by 2025

	Thermal coal-related power & mining phase out (EUR bn)				7	5.9	4.9	0 by 2030

	Emissions intensity of power generation portfolio		0.21	0.17	0.19			0.11 tCO2e / MWh in 2030

	Absolute emissions of energy (oil & gas) portfolio		23.84	22.58	27.43			16.98 mtCO2e in 2030

	Emissions intensity of aviation portfolio		92.47	93.05	97.21			61.71 gCO2e/ RPK in 2030

	Emissions intensity of steel portfolio		1.58	1.40	1.36			1.07 tCO2e/ tS in 2030

New in 2023	Emissions intensity of auto manufacturing portfolio			149	138			103 gCO2/vkm in 2030

	Emissions intensity of auto lending portfolioD					137		75-89 gCO2e/vkm in 2030

From…To	Cumulative target	Commitment Achieved

A. In countries where we can verify electricity from renewable sources at Banco Santander properties. It considers the 10 main countries in which we operate.
B. Scope 1 and 2 emissions and scope 3 emissions from employee commuting and business travel. It considers wholly owned companies in Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the United Kingdom and the United States.
C. Preliminary data as final League Tables for 2023 were not yet available at the date of editorial closing. CIB contributed EUR 20.2 billion to the green finance target, including EUR 5.6 bn in Project Finance; EUR 2.8 bn in financial advice; EUR 5.8 bn in green bonds (DCM); EUR 0.2 bn in export finance (ECAs); and EUR 5.8 bn in M&A, according to Dealogic, Infralogic, TXF and Mergermarket league tables. In 2023 there was no significant contributions from ECM and Project bonds. This refers to all roles undertaken by Banco Santander in the same project. It does not include financial inclusion and entrepreneurship. Green Finance raised and facilitated is not a synonym of EU Taxonomy. Please refer to specific section on EU taxonomy-related requirements for further details in this regard. This information will be updated to year end in the next Climate Finance Report.
D. Consumer lending for acquisition of passenger cars, covering a significant majority of the exposure in Europe.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2.1 Our strategy and ambition
GRI 2-24, 2-25, 3-3
Santander aims to be net zero in carbon emissions by 2050. This applies to the Group’s operations and emissions from our lending, advisory and investment services.

Since 2021, we are a founding member of the Net Zero Banking Alliance (NZBA, under the United Nations Environment Programme Finance Initiative), committing the Group to:
→support the transition of operational and attributable greenhouse gas (GHG) emissions from lending and investment portfolios towards pathways to net zero by mid-century; and
→set intermediate targets for priority GHG emitting sectors for 2030 (or sooner).

Santander Asset Management (SAM) aims to achieve net zero greenhouse gas emissions with its assets under management by 2050. SAM joined the global Net Zero Asset Managers initiative (NZAMi) in 2021 as part of its commitment to fight climate change and set an interim target to halve net emissions for 50% of its AUM in scope by 2030.

We have a four-pronged climate strategy to support the green transition and achieve net zero carbon emissions by 2050:
1)    Align our portfolio with the Paris Agreement goals to help limit warming to a 1.5ºC rise above preindustrial levels; and set sector portfolio alignment targets in line with the NZBA and with NZAMi.
2)    Help our customers' green transition, raising or facilitating EUR 120 bn in green finance between 2019 and 2025 and EUR 220 bn by 2030; offer our customers guidance, advice and specific business solutions; and enable them to invest in a wide-range of products according to their sustainability preferences, with the target of reaching EUR 100 bn AuM in SRI by 2025.
3)    Reduce our impact on the environment, implementing efficiency measures, sourcing all our electricity from renewable energy by 2025 and remaining carbon neutral in our operational1 carbon footprint.
4)    Embed climate in risk management and understand and manage the sources of climate change risks in our portfolios.

For more details on our 'Climate Finance Report' and the net zero announcement press release, see our corporate website santander.com.

For more details on SAM’s strategy, see 'Our net zero strategy' in section 3. 'Responsible Investment'.
Our approach
Transitioning entails allocating the correct resources and focus capabilities on decarbonizing the most material, high-emitting sector portfolios. The methodologies we have developed inform our plans to decarbonize our credit portfolios, especially the ones directly related to fossil fuels.
To support our approach, the Group’s climate risk management area performs a climate transition assessment for wholesale corporate customers in the oil and gas, power generation, metals and mining, auto manufacturing, aviation and cement sectors. This goes beyond sectors for which we have targets and covers others that are highly prone to transition risk.
Our key governance bodies regularly review progress with our main climate-related pillars, which consist of portfolio alignment, support our customers' green transition, reduce our environmental impact and embed climate in risk management.
Disclosing our approach is key to helping markets and other stakeholders assess how we embed climate-related initiatives in our processes and policies, and report on our climate-related performance. We use the Taskforce on Climate-related Financial Disclosures (TCFD) and GFANZ Financial Institutions Net Zero Transition Plans as the frameworks to disclose our approach to integrating climate in our investment strategy and help us draw up our transition plan.
2023 highlights
→We raised or facilitated EUR 20.2 bn2 (EUR 114.6 bn since 2019) and took advantage of climate finance opportunities to make progress with our green finance target (See 'Supporting our customers in the transition').
→We set additional decarbonization targets for the automotive sector for 2030: one for the auto manufacturing portfolio (-31% intensity emissions vs 2020); and one for the auto lending sector portfolio in Europe (range between -35% and -45% intensity emissions vs 2022).
→We updated our Sustainable Finance and Investment Classification System (SFICS) based on lessons learned and market trends. The SFICS provides criteria to flag the Group's financing and investment activities as sustainable (that help mitigate or adapt to climate change).
→We developed a methodology for tiering customers according to their degree of alignment forecast for 2030 for the energy, steel and aviation sectors. We enhanced quality assessments
1 Scope 1 and 2 emissions and scope 3 emissions from employee commuting and business travel. It considers wholly owned companies in Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the United Kingdom and the United States.
2 Preliminary data as final League Tables for 2023 were not yet available at the date of editorial closing. This information will be updated to year end in the next Climate Finance Report.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

of transition plans, based on updated benchmark methodologies and sector research. The tiering assessment helped set risk appetites in relation to these targets.
→We supported the University of Oxford with funding for a Transition Finance Centre of Excellence, which works in developing transition finance, best practice, new tools and insights. We also participated in the Banking for Impact on Climate in Agriculture (B4ICA) initiative, contributing through the development of methodologies to help the sector transition to low carbon.
→We continued to embed environmental and climate factors in policies, risk appetite and risk management. We strengthen our risk management cycle with initiatives such as 'The Climate Race', a target operating model to embed environmental and climate change (E&CC) factors in all stages of credit approval.
→We conducted an internal assessment of dependencies and impacts with the available data and methodologies regarding nature and biodiversity.
→In 2023, 97% of our electricity came from renewable sources. We have been reducing our carbon footprint since 2011 and mitigating beyond the value chain the remaining CO2e emissions from our own operations since 2020.
2.2 Governance
201-2, FS1, FS2, FS3
Climate change and green transition oversight bodies:
•The board of directors oversees our activity regarding climate change and the green transition. In 2023, the board discussed these topics at seven meetings, including the Climate-Net Zero ambition plan, the ESCC policy review and disclosure reports. Additionally, business units and global businesses report annually to the board on their main ESG initiatives.
•The responsible banking, sustainability and culture committee (RBSCC) assists the board of directors in fulfilling its oversight responsibilities with respect to the responsible business strategy and sustainability issues of the Company and its Group. During 2023, this board committee has reviewed and discussed items related to climate change at five sessions in 2023.
•The RBSCC coordinates its activities with the other board committees, in particular with the risk supervision, regulation, and compliance committee and with the board audit committee. The first one, has assessed the ESG policies and ESG risk appetite and the latter has supervised financial and non-financial reporting and disclosures, as well as related ESG processes and controls.
•At the level of the Group's executive committees, other governance bodies such as the risk control committee, the strategy committee and the financial accounting and reporting committee are involved in the review of: ESCC risk policies, risk appetite and risk management; the definition of ESG strategy; and the review of ESG disclosure, reporting, processes and controls.
•The Responsible Banking Forum (RBF) discussed climate change and/or green finance at its six meetings in 2023. As this body supervises consistency across the Group on key issues, it reviewed and escalated the mentioned topics, as well as criteria tools to label products and services as sustainable, developments in tagging standards, and decarbonization plan overviews.
•The management meeting chaired by the CEO, reviews the day-to-day implementation of ESG activities related to climate change and green finance.

For more details on the topics discussed by the RBSCC and actions taken, see section 4.9 'Responsible banking, sustainability and culture committee' in the 'Corporate governance' chapter.

For more details on ESG training, see 'Global Training' in section 4.1.
Main areas involved in implementing our climate change strategy

Pillar of the climate change strategy	Aligning our portfolio with the Paris Agreement goals	Supporting our customers in the green transition	Reducing our environmental impact	Embedding climate in risk management

Main areas	Responsible banking, global businesses and local units set alignment targets	Green Finance, CIB (ESG solutions), SCF and Wealth Management & Insurance	Facilities, General services and Responsible banking	Global and local teams across all areas of Risk and Compliance

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•In 2023 we continued to embed climate management in business-as-usual across CIB, Risk and Responsible Banking. For instance, CIB set up a dedicated team for portfolio alignment and strengthened its corresponding governance.
•Beyond CIB, a number of local units are engaged in a process coordinated by Group Responsible Banking. The objective is to progress the decarbonization agenda, promote knowledge and expertise sharing among local teams, and seek out synergy to design reliable transition plans.
•Other corporate-level initiatives and groups that support governance meet regularly to implement or advise on our climate change agenda. For example, our public policy sustainability working group advises on regulation; the environmental footprint working group measures our footprint and reviews ways to reduce it; and the sustainable bonds working group oversees sustainable bonds issues.
•The 2023 internal audit plan, based on the annual risk assessment, continued to uphold the monitoring of ESG criteria and embedding of climate risk. In 2023, the Internal audit function monitored the progress of our key initiatives to meet ESG disclosure requirements and embed climate change in the bank’s business processes and risk management.
•Since 2020, Santander has assessed green finance and progress made on climate targets and other ESG targets for the Group's variable remuneration scheme.

For more details on ESG in remuneration schemes, see section 6.4 'Directors' remuneration policy for 2024, 2025 and 2026' in the 'Corporate governance' chapter.
2.3 Risk management
GRI 2-25, 201-2
•We’re gradually embedding climate and environmental factors in our risk management and cross-cutting enterprise risk management processes such as the risk appetite and the identification of emerging risks exercise, among others.
•Risk appetite: In 2023, we approved new quantitative metrics for energy (oil and gas), steel, and aviation, which will be implemented in 2024.
•Emerging risks: Exercise with the spotlight on such emerging ESG risks as greenwashing, the environment and biodiversity.
•Materiality assessment: We run a quarterly materiality assessment to pinpoint the loan portfolios with the highest physical and transition risk. Additionally, we progressed in our materiality assessment' methodology beyond credit risk during 2023.
•Embedding ESCC factors in loan approval and monitoring: Including ESCC factors in loan approval and tracking through our 'The Climate Race' operating model has helped us embed ESCC in our strategy. This model is underpinned by strategic planning, risk management, loan approval and monitoring, models and systems, and culture and governance.
•Evolution of the Klima management tool: In Q3’23 we have integrated a physical risk assessment module into our tool, which allows the identification of physical risks in collaterals and client portfolios, adjusting their vulnerability by economic activity.
•ESG training: Grupo Santander employees can undertake specific ESG training. We also have training pills and top case studies to share best practice. Course content includes materiality assessments, scenario analyses, physical risk, and analysis of sectors subject to ESCC factors.
•Increase awareness on nature and biodiversity: At Santander we know some of our customers’ endeavours may have bad consequences for the environment. That’s why we run two simultaneous exercises under an internal risk assessment methodology to assess environmental impact and dependency.
•Regulatory exercise: in 2023, we took part in the EBA regulatory exercise climate risk scenario analysis (Fit-for-55), covering credit risk, market risk, commissions and incomes, and real estate risks.

For more details on our risk management approach and progress, see section 10.'ESG risk factors' in 'Risk, compliance and conduct management.' chapter. For more details on our Climate Finance Report, visit our corporate website santander.com.

2.4 Metrics and targets
GRI 2-24, 3-3, 201-2
To reach net zero in carbon emissions by 2050, our initial focus has been on the most material sectors and lending, which is our most material financial activity.
We disclose scope 1, 2 and 3 emissions performance data and other climate relevant metrics (e.g., energy consumption). We report on our renewable electricity and carbon neutrality in our own operation targets. We also began to disclose financed scope 3 emissions (category 15) in 2021, in relation to our decarbonization commitments.
Portfolio alignment
We joined the UN Collective Commitment to Climate Action (CCCA) when it launched in September 2019. We announced our ambition to achieve net zero carbon emissions by 2050 in February 2021, which was already stated in the 2020 Annual Report. We’re a founding member of the UNEP FI Net Zero Banking Alliance (NZBA) as a key initiative to help us drive progress with our net zero ambition.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We use internal methodologies that take input and recommendations from the NZBA guidelines, the PCAF standard, GFANZ (Glasgow Financial Alliance for Net Zero) publications, SBTi (Science Based Targets initiative) and other standards. We also use external data and models from third parties with recognised market reputation/expertise.
We rely on financial information from our customers (e.g., total equity and total debt), as well as non-financial information (e.g., GHG emissions, production data, and physical emissions intensities). Though the non-financial information required is becoming more available as more companies begin to report GHG emissions, it still falls short in certain sectors and regions. Where available, such metrics may not be timely or fully accurate. If no public emissions data exist, we estimate them based on a proxy (average emissions by industry, country, etc.). Once we can quantify our customers' total emissions, we would be able to apply our attribution factor in line with the PCAF approach to determine Santander’s financed emissions.
Roadmap for delivery on net zero
•Our materiality assessment of physical and transition risks enables us to focus on high GHG emission intensity sectors and begin developing specific decarbonization strategies for sectors defined within NZBA, which are relevant in view of our clients' profile.
•We monitor and review our targets, as new methodologies and more precise and timely information become available in the market.
Decarbonization targets
As part of our ambition to reach net zero carbon emissions by 2050, we prioritize the high-emitting sectors (which also bear high and very high transition risk according to our climate materiality) to which we have a material exposure and must act now to support the transition to a low-carbon economy. In 2021 and 2022 we set targets for the wholesale segment in the power generation, coal and oil and gas, aviation and steel portfolios. In 2023, we focused on the automotive sector from two perspectives: auto manufacturing (wholesale segment) and auto lending (consumer lending for the acquisition of passenger cars in Europe). Under our current assessment of NZBA sectors3, aluminium, cement and shipping are not deemed material. Therefore, we are not setting targets for these sectors.
Within the NZBA sectors, we are also making headway with analysing, measuring and acting to help decarbonize other climate-related sectors such as agriculture, mortgages and commercial real estate, which are key in the retail segments. The climate performance dynamics of these sectors are heavily dependent on their regulatory landscape. There is currently a lack of public policies, actions and specific plans and measures at the level the changes require for a net zero pathway. We continue to work with clients in these sectors on their decarbonization efforts and internal monitoring of their performance; but we understand we should refrain from setting public targets until their regulatory landscape is sufficiently supportive. We have been actively and constructively sharing our understanding and experience of these policy gaps with authorities, as well as other sectors, and plan to keep doing so.
Given our footprint, we see markedly different environment landscapes in the regions where we operate. Our aim is to help our customers transition and contribute to their decarbonization, while understanding the constraints and limitations they may face in different jurisdictions and the gaps that make setting targets in certain sectors unfeasible. Weighting the E, the S and the G appropriately across our strategy is key to avoid undermining other ESG goals, while we pursue tackling climate change. The transition must be just and orderly.
In this 2023 annual report, we publish two additional decarbonization targets for the automotive sector. These targets focus on the most important sources of emissions in the auto sector value chain: (i) emissions from cars produced by manufacturers (scope 3 - use of sold products); and (ii) emissions from cars financed to end-users, plus grid emissions (in line with PCAF guidelines). Achieving these targets relies heavily on public policies, build-up of EV-infrastructure (e.g., charging points), and consumer behaviour in key auto markets.
In addition, we publish the financed emissions of two relevant portfolios of the group, mortgages in the United Kingdom and agriculture in Brazil, and the progress in the alignment of these portfolios.
3 The NZBA guidelines consider these sectors: agriculture; aluminium; cement; coal; commercial and residential real estate; iron and steel; oil and gas; power generation; and transport.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Decarbonization targets
Sector	Scenario	Emissions	Metric	Baseline	2020	2021	2030 targets
Power generation	IEA Net Zero 2050	Scope 1	tCO2e/MWh	0.21 (2019 baseline year)	0.17	0.19	0.11 (-46%)
Energy (Oil & Gas)	IEA Net Zero 2050	Scope 1 + 2 + 3A	mtCO2e	23.84 (2019 baseline year)	22.58	27.43	16.98 (-29%)
Aviation	IEA Net Zero 2050	Scope 1 + 2	gCO2e/RPK	92.47 (2019 baseline year)	93.05	97.21	61.71 (-33%)
Steel	IEA Net Zero 2050	Scope 1 + 2	tCO2e/tS	1.58 (2019 baseline year)	1.40	1.36	1.07 (-32%)
Auto manufacturing	IEA Net Zero 2050	Scope 3A	gCO2/vkm	149 (2020 baseline year)	149	138	103 (-31%)B
Auto lendingC	IEA Net Zero 2050	Scope 1 + 2	gCO2e/vkm	137 (2022 baseline year)	N/A	N/A	75-89 (-35-45%)
Thermal coal	Phase-out targets to eliminate exposure by 2030 to power generation customers with a revenue dependency on coal of over 10%, and thermal coal mining
A Use of sold products. B Target reduction is -25% vs 2021 reference C Consumer lending for the acquisition of passenger cars, covering a significant majority of the exposure in Europe.
Power generation
Our portfolio includes corporate clients as well as project finance (PF) deals. In 2021, our emission intensities slightly increased from 0.17 in 2020 to 0.19 tCO2e/MWh. The main causes were (i) reduction of the relative weight of renewable PF in the overall portfolio; and (ii) temporary adverse climate conditions such as drought in Brazil (which caused hydroelectric generation to be replaced by conventional generation). However, our corporate clients’ emission intensities improved.
Energy (Oil & Gas)
The absolute financed emissions of our portfolio increased 4.85 mtCO2e from 2020 to 2021. According to the IEA (International Energy Agency), global energy-related carbon dioxide emissions rose 6% in 2021 to 36.3 billion CO2e tons, their highest ever level. The increase in drawn exposure (used to calculate financed emissions) has been driven by the post-COVID economic recovery and the global price increases in 2021, causing financed emissions to rise with it.
Aviation
Emission intensity increased from 93.05 in 2020 to 97.21 gCO2e/RPK in 2021, driven by a reduction in the exposure to some of the less polluting customers, while the emission intensities of individual airlines started to normalize in the second COVID-affected year. The materiality of this sector in terms of exposure and financed emissions declined in a trend that should spill over into the coming years. With the current levels of sustainable aviation fuel (SAF) and efficiency gains, we see the decarbonization in the aviation sector happening slower than expected.
Steel
Reduction in emission intensity from 1.40 to 1.36 tCO2e/tonS was mainly driven by improvements of individual clients. Availability of reliable data is especially challenging in this sector as a significant amount of our customer base is yet to report GHG emissions.

The automotive sector is one of the key sectors to tackle in the transition to a low-carbon economy. According to the International Energy Agency (IEA), road transport accounts for over 15% of global energy-related emissions. The switch from internal-combustion engines (ICE) to electric vehicles (EV) and plug-in hybrid electric vehicles (PHEV) is the most important decarbonization lever for this sector.
We are helping our auto manufacturer customers adapt their business models and product offering towards EVs and PHEVs.
As we are a leading auto end-user lender in Europe, we are also helping our retail customers finance purchases of an increasing number of EVs and PHEVs.
As part of our net zero ambition, we are committing to decarbonize our global auto manufacturing and European auto lending loan portfolios, with a 2030 target and a 2030 target range, respectively.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Auto manufacturing
We set our 2030 target based on the NZE 2050 scenario from the IEA, in line with existing decarbonization targets. The key component for decarbonizing the sector is the switch to electric cars. Emission intensity improved from 149 gCO2/vkm in 2020 to 138 in 2021, mostly due to a general reduction of emissions in the industry, complemented by a slight contribution of the portfolio effect. The 2030 target entails a 31% reduction, from 149 gCO2/vkm in 2020 to 103 gCO2/vkm in 2030.
Auto lending
Santander Digital Consumer Bank measured the financed emissions of its auto lending portfolio in 16 units (13 countries in Europe) following the PCAF (Partnership for Carbon Accounting Financials) methodology, and used the IEA NZE 2050 as a reference pathway. In 2022, which was taken as the baseline year, SCF Auto emissions were 137 gCO2e/vkm. SCF set a decarbonization range for 2030 of 75-89 gCO2e/vkm, which would entail a reduction of 35-45% in its financed emissions.

The fulfillment of both targets for the automotive sector will depend on, among other conditions, several external factors such as:
→Regulation and policy: Effective government measures and policies are needed to reach the EV sales and decarbonization levels that net zero scenario requires. Countries will need to meet the timelines set to end sales of ICE. The introduction of low emissions zones would support this change. Further adoption of subsidies on EV purchases will be key to drive up penetration, as we have seen in the Nordic countries.
→Technology: A guaranteed supply of the required materials to produced EVs and PHEVs at scale is needed, to match demand. Also, reducing EV and PHEV production costs is needed to ensure affordability in comparison with the less clean alternative (ICE), and thus ensure a just transition.
→Infrastructure: Reaching a high penetration of EVs and PHEVs will require a deep transformation of the supply chains and the infrastructure that powers them (increasing the number of charging points and their performance) to shift from a model of predominantly ICE cars to an EV and PHEV majority. The investment needed for this infrastructure will require support from governments and other actors, which could be affected by conflicting interests such as energy security.

Decarbonization plans
Further to the five existing decarbonization targets published in 2021 and 2022, and the two new targets in automotive sector, in 2023 we also worked on the decarbonization assessments of other climate-relevant portfolios including mortgages, commercial real estate and agriculture sectors. The selection of sector portfolios for this exercise considered their materiality both at group and country level within the NZBA list of high emitting sectors. The objective of these sectors/portfolios assessments is to understand the level of financed emissions in each case, identify levers to progress on decarbonization and understand the feasibility of a net zero decarbonization pathway. The exercise comprised: baseline-financed emissions calculations, expected trajectory towards 2030, internal and external decarbonization levers analysis (considering supply and demand aspects, the regulatory framework and support for sectors decarbonization), internal governance established to monitor the decarbonization progress of each portfolio, identification of commercial opportunities and initiatives to improve data quality to help decarbonize the customers from these portfolios. Further details are provided below in relation to the UK mortgage and Brazil agriculture exercises.
Mortgages
Santander UK adopted the Partnership for Carbon Accounting Financials (PCAF) framework to calculate financed emissions associated with the Mortgages portfolio. Financed emissions were calculated at property level using the value at origination, the outstanding loan amount as at 31 December 2022, and building emissions taken from the EPC assessment for the property. Where no EPC exists, we used nearby properties with a similar age and type to infer the EPC or, where this wasn’t possible, a regression model trained with multiple known property characteristics. This resulted in a PCAF score of 3.3 and portfolio coverage of over 99% over a EUR 211.05 bn portfolio. Our baseline emissions as at 31 December 2022 were 39.72 kgCO2e/m2.
We also undertook an analysis to understand how we could decarbonize our mortgage lending across two scenarios (a low success scenario broadly aligned to current UK policy and a high success scenario reflecting plausible but more ambitious policy action). In both scenarios we assessed the actions within or outside our control. This analysis will be used to inform our ongoing green finance strategy and public policy engagement over the coming years. In both scenarios we believe the 2030 net zero targets will be challenging to achieve and require further market and policy developments outside of our control.
In light of this analysis and while we will continue to advocate for policy change and maintain our existing green proposition, the key is to enhance our knowledge of the barriers people face in taking action; and to develop the partnerships and propositions required so that we’re best placed to meet our customers’ needs when the policy landscape changes.
Agriculture
Agriculture and land-use change account for 75% of gross CO2e emissions in Brazil. The agribusiness sector makes up more than 20% of Brazil’s GDP. Measuring the sector's financed emissions is, however, not trivial. Agriculture comprises a complex and extensive value chain, with varying sources, types, and quantities of GHG emissions. Moreover, agriculture practices and emissions vary depending on the commodity, management techniques and geographic location, among other factors.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Given the core role of farms in the agriculture value chain, our initial assessment covered scope 1 and 2 emissions originating from farm-gate activities and the land use change (LUC) associated with farmland.
Guidelines for setting net zero targets in the agricultural sector are still under development. To overcome the lack of methodology, Santander Brasil, in collaboration with WayCarbon, estimated its financed emissions based on the PCAF methodology, the GHG Protocol and IPCC accounting guidelines, adapted to the landscape in Brazil and the agricultural sector.
Santander Brasil’s on-balance credit exposure to farms with primary production was EUR 1.80 bn in March 2022. We estimated financed emissions from that portfolio4 amount to 6.20mtCO2e/year: 81.9% estimated for land management, 18% for LUC and less than 1% for energy consumption. The PCAF quality score is 3.35.
Though land use change is Brazil's main source of emissions, this category is not the most representative for us. Santander Brasil monitors all financed properties against illegal deforestation daily (see more details in ‘Santander and the Amazon’), which contributed to lower emissions in this category.
Following GHG Protocol guidance, we measure LUC emissions considering a 20-year legacy, including legal deforestation, which is characteristic of some properties in the country.
In addition to its importance in food production, agriculture can be an agent of transformation to decarbonize a country through nature-based solutions.
Our approach to support decarbonization levers towards a low-carbon agriculture portfolio. It includes:
•helping customers build a low-carbon agriculture future though green finance solutions and innovative financial transactions (for more details, see Sustainable Innovation);
•engaging with the Government and local and global forums to share methodologies, open the broader debate to improve data and accelerate decarbonization in agriculture; and
•taking part in the Banking for Impact on Climate in Agriculture (B4ICA) initiative, led by the World Business Council for Sustainable Development (WBCSD), contributing with the development of methodologies to guide the sector in the transition to a low-carbon economy.
Customer engagement in CIB
Our approach aims to facilitate the achievement of our emissions targets and to develop a strong understanding of our customers’ transition strategies towards low carbon business models.
To do this, we have established a two-step approach to categorize our customers according to their emissions pathway and perceived quality of their transition plans. In 2023 we implemented this approach for additional sectors beyond Power, where targets have been set and adapted where necessary to account for sector differences.
The first step involves assessing how our customers’ emissions trajectory aligns with our current sectoral baseline and future sectoral portfolio targets. The second step focuses on four pillars: Targets, Action Plan, Disclosure and Governance. We draw on established transition plan assessment methodologies to inform our assessment. How strong we perceive each customer’s transition plan to be across each pillar will influence how we ultimately tier them.

Two-step tiering system

GHG emissions profile alignment	•Current GHG emissions profile •Future targeted GHG emissions trajectory •Assessment of alignment with Santander’s pathway

Transition plan quality assessment	•Internal methodology to assess perceived quality of transition plans •Developed using established transition plan assessment methodologies

Transition Pillar	Overview

1. Targets	Quality and ambition of quantitative targets to reduce GHG emissions

2. Action plan	Depth of decarbonization strategy to achieve GHG emissions reduction targets

3. Disclosure	Transparency on GHG emissions reporting across relevant scopes

4. Governance	Management oversight and governance of transition strategy
In 2023, we expanded the two-step tiering assessment to include Energy, Steel and Aviation. Initial assessments were completed for both steps. Subsequently, transition plan quality assessments were reviewed and enhanced, drawing on updated reference methodologies and sector-specific research. This led to the inclusion of additional sector-specific questions for assessing transition plan quality.
4 Considering different commodities (such as soy, corn, rice, sugarcane, cotton, and coffee, measured in tons) and meat and dairy products (measured per head of cattle), in addition to the land use change (measured in hectares), currently not consolidated into a single physical emission intensity.
5 Since there is no specific methodology for agriculture, PCAF score was adapted considering the data available in primary production portfolio that made possible to measure land management emissions.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We have also implemented training for senior staff in CIB on transition topics, in collaboration with external experts. In 2023, multiple sessions took place involving senior bankers on climate regulations and taxonomies; greenwashing; climate pathways to net zero; frameworks to assess customers' transition plans; and others.
Our tiering system output has four categories (Leader, Strong, Moderate and Weak) that help inform how we prioritize engagement topics and enrich dialogue with our customers, while contributing to meeting our own portfolio emissions targets. Our client tiering allows for tailored transition dialogue to support them in navigating the low carbon transition, with the expectation that initially worse-tiered customers will migrate to better tiers over time.

Tier Categories		Description

Tier 1	Leader	•Emissions profile fully aligned with Santander’s pathway •Strong transition plan

Tier 2	Strong	•Emissions profile fully aligned with Santander’s pathway but improvement needed in transition plan; or •Strong transition plan but emissions profile partially aligned with Santander’s pathway

Tier 3	Moderate	•Emissions profile partially aligned with Santander’s pathway, but improvement needed in transition plan; or •Emissions profile not aligned with Santander’s pathway, but strong transition plan

Tier 4	Weak	•Emissions profile not aligned with Santander’s pathway •Weak transition plan
2.5 Supporting our customers in the green transition
GRI 3-3, FS8, SASB FN-IB-410a.2, FN-IB-410a.3
As a large financial institution, we have a responsibility and an opportunity to help our customers in their transition to a low-carbon economy. Enhancing our sustainable finance and advisory proposition in all our divisions and regions is critical to meeting our green and climate transition objectives.
Corporate and Investment Banking (CIB)
In 2023, CIB continued building its ESG platform and embedding ESG in the organization. We integrated ESG experts within business, risk, portfolio management and compliance teams.
We further embedded our sustainable finance classification system governance across regions and businesses to ensure a consistent approach to our sustainable finance activity.
Santander has been a leader in renewable energy project finance over the last decade. In 2023, we remained among the top banks in number of deals and deal value globally, with 85 transactions and EUR 6.7 bn in financing. The following section shows how CIB supported customers in their transition to low carbon business models in 2023.
CIB highlights
Project Finance (PF)
CIB acted as Mandated Lead Arranger, Bookrunner and Underwriter in the EUR 727 million financing of the construction of 21 photovoltaic (PV) generation assets with a total capacity of 1.2GW for Cobra Instalaciones y Servicios in Spain.
CIB also acted as Sole Commercial Underwriter for 50% of the financing for Solaria Energía y Medio Ambiente, S.A, MLA, and Sole Hedge Provider and Account Bank in green financing for the construction of 24 PV assets in Spain with a total capacity of 1,085MW and total financing of EUR 553 million. This is a landmark transaction and an important milestone for Banco Santander as it is one of the largest renewable project financings in Spain with a fully merchant revenue stream.
CIB acted as Mandated Lead Arranger, BPIAE and Sinosure Facility Agent, Green Loan Coordinator and Hedge Provider in financing the first NMC Batteries EV battery gigafactory plant. The plant is being built by Envision in France and will supply batteries to Renault as part of its electrification strategy. A ‘first of its kind’ for Santander, this transaction represents an important milestone for our Sustainable Tech Platform.
Debt Capital Markets (DCM)
During 2023, CIB continued to help clients strengthen their sustainability commitments within debt capital markets. Santander acted as Sustainability Structurer for a number of inaugural bond transactions in several countries. In Europe, we assisted Electricity North West (ENW), a UK distribution network operator that issued an inaugural £425m green bond, with proceeds used to finance their clean energy and environmentally friendly projects; PSA Banque France, the financing arm of Groupe PSA, that issued a €500m green bond with proceeds that will finance the acquisition of zero specific CO2 emissions vehicles; and Cyfrowy Polsat, the largest media and telecommunications group in Poland, that issued a PLN 2.67bn sustainability-linked bond to increase its share of energy consumption to 30% from zero-emission sources.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

In Latin America, CIB acted as Joint Sustainability Structurer for a number of bond issuers, such as the Federative Republic of Brazil, that issued a US$2bn inaugural sustainable bond; and Grupo Energía de Bogotá (GEB), an integrated energy and utility company with presence in Colombia, Peru, Guatemala and Brazil, that issued its first US$400m sustainable bond. We also acted as Joint Sustainability Structurer for the Republic of Chile, that issued US$2.25bn and €750m dual-tranche sustainability-linked bonds, the first sovereign instruments to include a social target around the percentage of women members on the boards of companies that report to the local market regulator. In addition, CIB was named the 'Most impressive bank for ESG Capital Markets in LatAm' at the 2023 Global Capital Bond Awards.
Global Transaction Banking (GTB)
In 2023, CIB continued to embed sustainability in our Global Transaction Banking products. In Export Finance, we provided a sustainability-linked Export Development Guarantee with the British ECA (UKEF) to Easyjet, which was structured with bespoke ESG KPIs. We signed a green loan with Grenergy, secured with the coverage of a Cesce Green Investment Policy, aimed at financing projects that contribute to the fight against climate change and that also includes a hybrid derivative as part of the structure. CIB acted as export finance financial advisor for the development of two gigafactories for battery manufacturing in Europe and the US. We also acted as Green Coordinator for an ECA Buyer Credit with the German ECA, Euler Hermes, for the National Authority of Tunnels in Egypt.
In Supply Chain Finance, we structured a sustainability-linked solution with Cellnex, a Spanish telco company with presence in 11 countries across Europe, to improve the adoption of sustainability practices for their supply chain through CDP’s Supply Chain assessment programme. The programme relies on Santander to onboard and actively manage more than 3,000 of its suppliers. We also signed a confirming solution with Henkel, a global chemical and consumer goods company, to structure its ESG Confirming programme in Latin America. In addition, we signed a confirming solution with a leading US energy company for the provision of solar and wind turbine equipment to generate renewable energy.
In Cash Management, we launched Green Deposits to help our clients align their liquidity management needs with environmentally sustainable activities. In Trade and Working Capital Solutions, we signed a sustainability-linked guarantee line with two European aerospace companies. We also provided Structured Secured Inventory Finance to one of our clients whose objective was to invest in renewable PV projects in Spain.
As recognition for our work in ESG, the MacIntyre Wind Farm transaction won 'Renewable Energy Deal of the Year' at the TXF Export Finance Deals of the Year 2022 awards for the construction of the largest wind farm in the southern hemisphere – CIB’s Export & Agency Finance team acted as lender and facility agent.

Corporate Finance
In 2023, CIB advised on several corporate finance transactions in the renewable energy sector. On the Iberian Peninsula, Santander supported Bruc Energy in the sale of a 49% stake in a 1.1GW solar PV portfolio to Interogo; and supported Ardian on the sale of a 422MW portfolio of wind farms and 435MW hybrid PV farms to Naturgy. In Poland, CIB advised EDP on the sale of 300MW operating wind farms and PV pipeline to Orlen. In the offshore wind sector, we were sell-side advisor to Iberdrola in the sale of a 49% stake in Baltic Eagle offshore wind farm to Masdar, the largest ever M&A deal involving an offshore wind asset in the Baltic Sea.
Our ESG Sustainable Tech team advised PATRIZIA Infrastructure on its equity investment in an EV charging rollout programme in Germany managed by Numbat, a specialist developer and operator of high-power EV charging solutions. PATRIZIA will invest over EUR 70 million to install 400 ultrafast EV charging stations at 200 supermarkets in Germany.
Combining our hydrogen expertise and our capabilities in France, CIB acted as sole financial advisor to Forvia and Michelin in the sale of a stake in Symbio to Stellantis, one of the largest ever hydrogen transactions globally at the time.
Building on our successful year-and-a-half strategic partnership, in September 2023, CIB acted as joint advisor to EIT InnoEnergy, a leading innovation engine in sustainable energy, in raising over €140m in private capital. The proceeds will be used to accelerate and de-risk the development of hundreds of EIT InnoEnergy portfolio companies. Since signing a collaboration agreement with EIT InnoEnergy in April 2022, Santander CIB has supported several InnoEnergy startups. This includes advising France’s biggest battery manufacturer, Verkor, on its partnership with Renault, and financing to Germany’s leading hydrogen power solutions company, HPS.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Retail and Commercial banking
Our Green Finance strategy aims to: put our clients at the centre to help them address energy transition challenges; implement a global green finance Target Operating Guidelines across all our markets leveraging global systems; and become a business engine of profitable growth for the Group.
Our ambition is to be a world leader in environmental finance that delivers value to our clients.
2023 highlights

1. Grow the Bank
To grow environmental finance, we have developed a business strategy of end-to-end solutions, and trained Retail and Commercial banking teams to meet customers’ and client´s needs. The global Green Finance team leverages its synergy with CIB, where we serve big corporates, being a driver of transition for the rest of the value chain. We offer sustainability-linked loans to our clients to support their transition needs, irrespective of sector.
In 2023, Santander signed several agreements to help our clients in their sustainable transition journey through the referral and financing of solar panel installations or to support them decarbonizing their real estate portfolio.
We partnered with selected providers of energy transition services, among others: CBRE, ANERR and Holaluz in Spain; Myenergi in the UK for EV chargers; Powen and Edge-IFC in Mexico; Solarity in Chile; and YPF Solar in Argentina. We’ve also launched pilot projects in other geographies.
At Santander we are currently offering 11 partnerships for solar panel solutions across our three regions (Europe, South America and North America).
2. Protect the Bank: zero tolerance to greenwashing
We drew up Green Finance Target Operating Guidelines to protect the Group from greenwashing risk, aligned with supervisory expectations on climate matters.
We set up ESG certification forums in Europe and South America to ensure transactions and products are consistent with the sustainable finance and investment classification system (SFICS) before labelling them as green.
In addition, we created Green Product Inventories in our core markets where we have implemented standards, validated evidences and established robust control and approval procedures.
The Global Green Finance team is developing a global training course to upskill all employees who manage green finance in our markets to support the transition of our clients.
3. Infrastructure: tools and systems
These common infrastructure tools already implemented or under implementation provide technical and operational efficiencies and scalability: the SFICS System, an automated tool for panels that we introduced in our core markets to support with the assessment and tagging of transactions against our classification system; and the global Green Dashboard and ESG Data Hub, which enable us to track business performance and the integrity of the data used.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our customer propositions

Sector	What we finance	Value proposition 2023

Renewables	Renewable energy production and transportation. Energy storage.	Financing of solar panels, wind farms and battery and storage battery production.

Real Estate	Purchase, construction and renovation of energy-efficient buildings. Renewable power system installation and refurbishments that use 30% less energy.	Developer loans, private solar panel installation, smart meters, energy-efficient lighting, mortgages with an A or B energy rating.

Mobility	Clean transport and infrastructure.	Leasing and financing of electric and hybrid vehicles (<50 g CO2 per passenger-km), charging stations, bicycle lanes and others.

Agriculture	Sustainable and protected agriculture. Land and forest conservation. Sustainable farming.	Financing of sustainable agriculture practice such as more efficient irrigation systems, machinery and reduced fertilizer use.

Waste & Water Management	Activities to adapt to, or mitigate, climate change; preserve biodiversity; boost the circular economy and waste & water management.	Financing of water, waste and soil treatment, greater energy efficiency, lower emissions and conservation.
Circular economy

Global collaborations in 2023
International Financial Corporation (IFC)
We signed the first agreement with the IFC to promote sustainable construction practices in Mexico in terms of energy efficiency and the environment. This is a certificate of excellence that ensures sustainable construction (EDGE).
Coldwell Banker Richard Ellis (CBRE)
We entered into a collaboration agreement with CBRE, one of the world’s largest commercial real estate services and investment firms, to contribute to the decarbonization of the real estate sector in Spain, with advice and financing aimed at improving the energy efficiency of buildings.
European Investment Bank (EIB)
In March, the EIB and Banco Santander in Spain signed off an advisory agreement to support the Bank in green product development, eligibility screening and the integration of the regulatory requirements of the EU Taxonomy for sustainable activities into banking operations.
In July, the EIB granted €300 million to Banco Santander Brasil for small-scale solar energy investments.

Global Gateway
Global Gateway is a new strategy promoted by the European Commission to support EU Member States’ financial and development institutions and private sectors through investments to improve supply chains around the world and help developing countries fight climate change.
Strategic partnerships to drive transition
Santander cooperates with multilateral development banks (MDBs) to finance the investment and liquidity needs of our customers in Europe and Latin America. 14 out of the 25 new financing agreements we signed in 2023 worth a total EUR 1,388 million will contribute to providing competitive financing to projects that promote a low-carbon economy and environmental sustainability. They include sustainable building construction, renewable energy generation, energy efficiency investment, green mortgages, and clean mobility.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2.6 Nature and biodiversity
GRI 304-2
In 2023 we continued making progress with our nature and biodiversity assessment on dependencies and impacts. We carried out an internal exercise based on the LEAP approach combining Science Based Targets Network's (SBTN) sectoral materiality tool and the Exploring Natural Capital Opportunities, Risks and Exposure (ENCORE) tool methodologies.
We continue to monitor and engage with working groups that draw up future regulatory and market standards in nature and biodiversity disclosure, such as the Task force on Nature-related Financial Disclosures (TNFD) Forum, PRB Biodiversity community, and Banking Environmental Initiative (BEI).
Santander and the Amazon in Brazil
Santander is working to protect the Amazon rainforest and promote sustainable development, which is critical to tackling climate change and conserving biodiversity. We need economic growth, but it must be green.
For decades, deforestation has been destroying the Amazon in Brazil. While logging, mining and large infrastructure projects in the region have all played a role, agriculture, cattle ranching, property speculation and a lack of clear land titles are key drivers.
In addition to our global policy on environmental, social and climate change risk management and our commitment to the Equator Principles, we are taking extra care when lending to customers in Brazil with operations in the Amazon, for instance:
•In addition to the Plano Amazônia coalition (see below), we have cooperated with Brazil’s banking federation, Febraban, in setting best practices in a protocol for the financing of the beef sector so that it does not contribute to deforestation. By signing the protocol, Santander aligned its commitment with that of the Brazilian financial industry to require beef processing clients with slaughterhouses in the Brazilian Legal Amazon region to end illegal deforestation by December 2025 from direct suppliers of cattle and Tier 16 indirect suppliers.
•Well before the publication of the Febraban protocol, Santander Brasil began engaging with meatpacking clients about ending deforestation in their supply chain by 2025. This engagement led to several of them declaring commitments online in 2022 and developing plans to check on indirect Tier 1 suppliers.
•All loan requests by farmers and ranchers (not just those in the Amazon) are checked for embargoes issued by the government because of illegal deforestation, not only on the property financed but also on nearby properties. We run daily checks for recent deforestation on farms and ranches we have lent to (throughout the entire loan term), even before the government has imposed fines. We also screen properties to check they don’t encroach on officially recognized indigenous land.
•We review clients’ practices in Brazil regularly. We conduct annual ESG reviews of more than 2,000 customers, including beef processors, soy traders and logging companies.
Plano Amazônia
In July 2020, Santander Brasil announced an alliance with the two other largest private sector banks in Brazil called 'Plano Amazônia' to promote sustainable development in the Amazon.
Three years on from the creation of Plano Amazônia, we assessed the progress, challenges and lessons learned, which led us to restructure the 10 measures initially set out under three strategic objectives: Forest Conservation, Promotion of the Bioeconomy, and Access to Connectivity.
We have projects for each new strategic objective. In ‘Forest Conservation’, we shared with Febraban the lessons learned from the implementation of the document of good practices in the meat supply chain, which prompted the creation of a self-regulatory Febraban Protocol.
Regarding ‘Promoting the Bioeconomy’, the Jornada Amazônia Platform progressed as planned, with five announcements to launch the training of 508 people, the selection of 70 startups for the pre-acceleration cycle and 22 startups for the acceleration cycle. The Platform also launched a micro corporate venture capital programme that will help attract investment in the market and create partnerships with large companies to accelerate the growth of startups.
In 2023, Santander supported the Instituto Povos da Floresta (Forest People Institute) to provide fast and quality internet service for around 4,000 remote communities in the Amazon by 2025. Our support enabled a pilot project involving 30 communities to test the Startlink service. Communities that did not have access to electricity also received a kit with photovoltaic panels and batteries, so they were able to access the Starlink service. Now 300 communities have access to the Internet, with 7,450 registered users and 23,000 beneficiaries.
Sustainable Innovation
In 2023, Santander Brasil created the Sustainable Innovation area to carry out scalable innovative operations in emerging technologies and businesses, provide sustainable funding and perform actions that position the bank as a leader in innovative sustainable finance. We identified 12 priority segments in the bioeconomy, transport, low-carbon agriculture and renewable energy sectors with high market potential.
Through Alliance for Sustainable Mobility and other strategic alliances, we signed a deal with Didi Group (known as '99' in Brazil) to create one of the largest electric car fleets in Brazil. It included the acquisition of 300 BYD electric cars by the company Dahruj that will make up the fleet of the company '99'. Under the Innovative Finance for the Amazon, Cerrado and Chaco Initiative (IFACC), we issued a green CRA worth USD 47.24m, together with Rabobank, the AGRI3 fund and British retailers Tesco, Sainsbury's and Waitrose for the Responsible Commodities Facility (RCF) initiative, with the aim of producing deforestation-free soy in the Cerrado, following IFACC socio-environmental standards.

For more details on 'Santander and the Brazilian Amazon', visit our corporate website santander.com or our 'Climate Finance Report'.
6 Tier 1 indirect supplier: supplier of the direct supplier

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2.7 Our environmental footprint
GRI 3-3, 301-1, 302-1, 302-2, 302-3, 302-4, 303-5, 305-1, 305-2, 305-3, 305-5, 306-1, 306-2, 306-3
As part of our ambition to achieve net zero carbon emissions by 2050, our strategy to lessen the environmental impact of our operations involves: reducing and offsetting CO2e emissions we're unable to reduce by mitigating beyond our value chain; reducing and handling waste responsibly; and raising employees’ and other stakeholders’ awareness of environmental issues.
We’ve been measuring our environmental footprint since 2001. Since 2011, our energy efficiency and sustainability initiatives have helped us cut:
•electricity consumption by 38%
•CO2e emissions by 69%, and
•paper consumption by 83%.
Our 2022-2025 Energy efficiency and sustainability plan includes more than 100 measures to reduce our electricity consumption by 18% and emissions from our own operations7 by 68% compared to 2019 (the last comparable year prior to the pandemic). Some of them are:
•installing 8 MW of solar panels on our buildings across our footprint for self-consumption. We have 8.8 MW installed in Brazil, Chile and Spain, with further projects under way in 2024.
•purchasing renewable electricity in every country where it’s possible to certify its origin. The renewable energy we purchase and produce accounts for 97% of our total consumption, which is close to our 100% target by 2025;
•using new technology to reduce paper consumption and waste;
•continuing to obtain environmental and sustainability certifications for our buildings:
•38% of our employees work in buildings certified to ISO 14001 or ISO 50001 management systems; this is above the 36% ambition considered in our 2022-2025 plan.
•Today, almost all of Santander’s headquarters in our core markets are LEED, BREEAM or ISO 14001-certified.
•creating more parking spaces at our buildings for electric and plug-in hybrid vehicles – charging these vehicles is free for employees. We have over 1,709 of these spaces in the Group's core markets, exceeding our target of 1,250 by 2025;
•raising awareness among employees through global and local comms campaigns and surveys on the importance of reducing waste and consumption. Each subsidiary’s internal portal also posts news and topics of interest relating to the environment and the Group’s ESG initiatives.
Our measures are consistent with Santander's targets to source 100% of our electricity from renewable energy sources8, in addition to other measures to reduce emissions (our main goal), and to remain carbon neutral in our own operations9 by mitigating beyond value chain the emissions we’re unable to in our own operations.
We follow a strict carbon credits selection process that includes due diligence on compliance and consistency with our environmental policies. These are also certified under some of the industry's most well-known standards. Moreover, all of the carbon credits we purchased in 2023 were ratified by an independent rating agency to ensure their integrity. Santander monitors voluntary carbon credit markets to adapt our offsetting strategy to best practice.
Using electricity from renewable sources
97% of the electricity our buildings consume comes from renewable sources; in Brazil, Chile, Germany, Mexico, Portugal, Spain and the UK, that figure is 100%. Our target is to reach 100% for our entire footprint by 20258.
Waste management
Since 2021, our offices and buildings in our core markets have been free of single-use plastics to meet our public target.
The Grupo Santander City and Santander España’s central services buildings have ‘Zero waste’ certification.
2023 Environmental footprint10

805 million kWh total electricity	97% renewable electricity	3,444,543 GJ energy consumption

172,711 t CO2e total emissions (market based)

Scope 1 25,755 t CO2e direct emissions	Scope 2 21,516 t CO2e indirect emissions from electricity and other (market based)	Scope 3 125,441 t CO2e indirect emissions from employee commuting and business travel
7 Scope 1 and 2 emissions and scope 3 emissions from employee commuting and business travel from the operational control approach of GHG Protocol, where we have full authority to introduce and implement Group's operational policies.
8 In countries where we can verify electricity from renewable sources at Banco Santander properties of wholly owned companies in Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the United Kingdom and the United States.
9 Scope 1 and 2 emissions and scope 3 emissions from employee commuting and business travel. It considers wholly owned companies in Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the United Kingdom and the United States.
10 A two-year environmental footprint table, showing employee consumption and emissions is available under 8.'Our progress in figures' section in this chapter. Scope 3 - Category 15 Investments (Financed emissions) is also disclosed in this section.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3. Responsible investment
SASB FN-CB-240a.1, FN-CB-240a.3, FN-CB-240a.4,
Sustainable investment
GRI FS8, FS11
We continue to expand our sustainable investment proposition for customers and progress towards our goal of reaching EUR 100 billion of socially responsible investment (SRI)11 AUM by 2025.
Our SRI AUM in Wealth Management & Insurance grew 27% year on year to EUR 67.7 billion12: EUR 48.1 bn in Santander Asset Management and EUR 19.6 bn from third party funds in Private Banking. This was on the back of our successful investment product strategy, which drew on the Sustainable Finance Disclosure Regulation (SFDR), the Green MiFID regulation in the EU, and enhancements we made to our advisory services on socially responsible investment.
We continued the work on decarbonizing Santander Asset Management's (SAM) portfolio as part of the Net Zero Asset Managers initiative (NZAMi)13 and through engagement with the companies we invest in. In 2023, SAM España and Santander Pensiones signed up to the CNMV’s Code of Good Practices — SAM España was the first fund manager to do so. Our voting activity earned us a special mention from ShareAction in their latest voting report 'Voting Matters'.

SRI AUM (EUR billion)[12]

+27%
2022 vs 2023

Santander Asset Management
GRI FS8, FS11
In 2023, we continued to broaden our SRI product and service range, with a focus on the transformation of personalized pension plans under article 8 of the SFDR. We also launched new products such as Santander US Equity ESG. We enhanced our voting and engagement policy and methodology.
We made progress on our goal to reach net zero by 2050 and strengthened our leadership in the ESG investment community. In 2023, 70.8% of financed emissions in high-impact climate sectors were subject to Santander engagement or aligned with Net Zero — a target set by the initiative.
Innovating and transforming SRI products
We have EUR 48.1 billion in SRI AUM in Santander Asset Management (+28% YoY) in 8 countries. We broadened our SFDR-compliant product range (article 8 and 9 funds). Our thematic proposition includes funds that focus on climate (Santander Innoenergy Climate and Santander Sostenible Bonos), renewable energy (Santander Iberia Renewable Energy), and social objectives (Santander Prosperity).
In 2023, our solidarity funds donated to several NGOs to educate young people at risk of exclusion and help vulnerable women search for jobs, among other causes. Our Santander Responsabilidad Solidario fund won 'Best solidarity fund' at the Expansión-Allfunds Awards.
SAM’s SRI products
SRI products in SAM’s core markets
11 Funds registered under article 8 and 9 (SFDR) in the EU, including third-party funds and SAM´s Latin American funds that meet equivalent criteria.
12 Does not include SAM funds distributed by Private Banking to avoid double counting.
13 We have committed to cutting CO2 emissions in half from 50% of our AUM that have targets to align with the NZAMi by 2030. We could increase this target as more data becomes available. For more details, visit our website santanderassetmanagement.es/sostenibilidad.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Team, methodology and policies
We have a global ESG team and leaders who promote Santander’s global SRI investment strategy in our core markets.
We continue to enhance our methodology to embed ESG factors in our processes and manage the principal adverse impacts of our portfolio in the EU and in our SRI products.
We revised our voting and engagement policy and strategies. We continue to promote better climate performance and transparency through Climate Action 100+. We also joined the IIGCC Net Zero initiative and published our second stewardship report. SAM España published its first voting and engagement report on compliance with the CNMV's Code of Good Practices.

For more details on our ESG approach, visit our website santanderassetmanagement.com/sustainability.

For more details, see our stewardship activities report at santanderassetmanagement.com/content/view/11966/file/SAM_Stewardship_Report_221123_EN.pdf
Private Banking
GRI FS8, FS11
Our third-party funds SRI AUM amounted EUR 19.6 billion at 2023 year end. Our global list of funds that can be advised to clients comprised mostly article 8 and 9 funds (SFDR) (over 80% of the total). We also added new article 8 and 9 funds to our alternative investment proposition.
In 2023, we introduced reports for Private Banking International (PBI) clients with easy-to-understand environmental and social metrics. We also rolled out SRI mandates to other markets. We want to embed ESG in portfolio management and advisory services in eight markets by 2025.
In 2023, Euromoney named us 'Best private bank for ESG investing' in Chile, while Citywire named us 'Best private bank for ESG positioning' in Spain.

EUROMONEY

PRIVATE **BANKING** 2023

CHILE

BEST FOR ESG INVESTING

For more details, visit our website santanderprivatebanking.com
Insurance
By 2023 year end, we had extended our insurance offering to protect sustainable assets, activities and vulnerable individuals based on the Group’s sustainable finance and investment classification system (SFICS)14 to 8 countries.
We’re also cooperating with our partners to broaden SRI in their investment policies and product ranges to cover risk associated to sustainability factors.

Insurance products aligned with SFICS[14]

Core insurance products in our geographies

Personal accident insurance for Seniors Auto Insurance Dependency Insurance Senior Home Insurance	Life Insurance for low income people Health Insurance for self employed or low income people

Life Insurance for low income people Personal accident insurance for low income people	Life Insurance for low income women Life Insurance for micro-entrepreneurs

Micro mobility Insurance	Life Insurance for low income people

Motor insurance for EV	Multirisk Insurance for SMEs (photovoltaic pannels)
14 For more details on our SFICS see section 9.6 'Sustainable Finance and Investment Classification System (SFICS)' of this chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4. Acting responsibly towards employees

We want to be an employer of choice. Our approach is based on three pillars:	Main regulations
Human resources framework

	Remuneration policy	Performance management policy	Learning and development policy	Group Succession policy
Having the right talent and skills in place to enable the Bank's transformation; attracting and engaging the best talent, with a strong focus on employee development; and having a best-in-class employee value proposition.

	Culture policy	General health, safety and wellbeing policy
Putting the employee at the centre of all we do; working to have the best culture and a great employee experience delivered through diversity, equity and inclusion, culture, and health and well-being initiatives; and listening to employees so we can continuously improve.

International mobility policy
Driving change in the company; shaping a more dynamic organization that’s ready to face the future with a positive impact on society; having the best organizational design; utilizing new ways of working to drive value; and holding meaningful conversations with our stakeholders.

For more information related to the level of approval and public disclosure, see section 9.2 'Main internal regulations and governance'
4.1 Talent
GRI 2-17, 3-3, 404-2, FS4
Attracting talent
Our talent attraction strategy focuses on positioning ourselves as an employer of choice, providing a great candidate experience when hiring and onboarding, and moving fast to respond to the ever-changing needs of our business.
In 2023 we delivered:
a.Digital Transformation: We adopted a Group-wide Acquisition Tracking System in our core markets which enabled us to become more efficient in our hiring. Through digitalization, we reduced time to hire and improved the candidate experience. We also launched a test of a new platform to help us screen high volumes of applications quickly, as well as other machine learning solutions to assist with candidate selection.
b.Graduate Programmes: We have programmes to attract young and emerging talent across all our markets, staying well positioned with new candidates joining the market. In 2023 we attended key local and global e-employment events and worked with Universia to reach into University talent.
c.We bolstered our employee value proposition (EVP): our focus in 2023 was specifically on STEM talent. Through our Global BeTech! programme we offer hybrid working models for tech teams and more agile ways of working. In 2023 we:
i.launched a website which shares the STEM EVP and tech job offers;
ii.simplified the way candidates find their ideal role (through improving the search) and enhanced the application process to improve the candidate experience;

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

iii.launched campaigns to position technical content strategically on social networks to reach a wider STEM audience;
iv.created a sense of community with over 100 Santander IT experts worldwide who now create technical content and share it on social media to help position the Santander brand;
v.opened new technology hubs in Malaga, Warsaw and Valencia in order to attract a wider range of STEM talent to Santander, outside of our normal catchment areas; and
vi.held inclusion initiatives to hire and train talent with people with disabilities in the tech field, such as the Technology for persons with disabilities programme in Brazil that attracted 1,100 candidates (87 individuals hired and 100 hours training per person).
Developing talent
Talent management
In 2023 we put a keen focus on being close to the needs of our businesses and helping them anticipate their future talent needs. We created talent programmes that help individuals meet their individual growth aspirations, while considering business demands.

Our Potential
In 2023 implemented a 'potential assessment model' in all units which saw 109,946 current employees go through a thorough assessment of their potential in order to propose personalized development actions based on individual needs.
The implementation of the model helped us improve our succession planning and we are meritocratic in our decision making by using data-driven insights captured during this process.
Mobility matters
We simplified our internal mobility proposition with four simple and transparent forms of mobility that are consistent with the business and employee needs:

LONG-TERM POSITIONS	1. International assignments (EXPATS) 2. Permanent movements

TEMPORARY COLLABORATIONS (GIGs)	1. Project-based assignments (Mundo Santander) 2. SWAP programme
This year we promoted both permanent and temporary mobility as the best way to meet business needs and offer our employees real development opportunities.
We posted our internal opportunities on our Global Job Posting website, which is accessible to employees, and we saw 18,134 opportunities posted there and 14.7% of our current workforce had an upward change to higher management level on 2023.

Our Global Project Marketplace allows any business or support area to form temporary teams of the Group's best professionals. A project is proposed and posted on our Global Job Posting website and is visible to all employees of the Group, and anyone who meets the requirements can apply.
Learning and development
Our learning and development policy sets the standards for the programmes we offer our employees. We continued to enhance our catalogue of learning solutions aligned to the most critical skills our businesses demand.
We continued to reinforce a culture where employees are encouraged to lead their own development and ensure their skills and knowledge stay relevant. They can do this by taking advantage of our digital learning platform, accessible to them 24/7.
Current and future leaders
We put specific attention on development programmes for key segments of our employee base with two key programmes in 2023:
a.Young Leaders: It’s a nine-month development programme for our younger generation to contribute to the Bank's strategy, increase their exposure and grow as leaders through new experiences. In 2023, its third edition took place.
b.    Elevate: Our global executive learning ecosystem for professionals in leadership positions once again enabled a cohort of employees to enjoy five tailor-made learning experiences while interacting and collaborating with their peers from other countries or business areas.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Global training

We build skills from the ground up with on-demand and sequential learning. We use proven, easy-to-follow, self-paced learning paths so employees can form a knowledge base, build proficiencies and develop new skills — their way:
•Fostering innovation and digital skills: We ran expert programmes and boot camps focused on data analytics, programming, computational thinking, cybersecurity, cloud and artificial intelligence, which are key disciplines in the transformation of our people and businesses.
•Core banking skills: We continue to develop core knowledge through our Global Risk and Internal Audit schools, as well as specific content for the Finance, Corporate & Investment Banking, Wealth Management & Insurance, Digital Consumer Bank and Payments areas.
•Global mandatory training: According to our risk culture and strategy, we delivered the required pills and e-learning courses to ensure our knowledge on regulation and alignment with core risks. In addition, each subsidiary has mandatory courses on the laws of its jurisdiction.
•ESG: We have progressed with our training strategy with the development of new content required for all employees. We have also certified more employees as experts in Sustainable Finance. In addition to this, we continued promoting our ESG Talks, a series sharing knowledge and insights related to ESG topics, with internal experts from Corporate & Investment Banking, Risk, Human Resources, Digital Consumer Bank, Wealth Management & Insurance and Retail & Commercial Banking for the areas involved in our sustainability agenda. We also trained our employees on diversity and inclusion, health and safety, customer and supplier relations, the environment and anti-corruption. And finally, we increased our library of learning related to responsible banking topics.

In 2023, the board of directors completed training programmes on climate change, ESG risks, and regulation.

4.2 Employee experience
GRI 2-7, 2-29, 2-30, 3-3, 401-1, 401-2, 403-2, 403-3, 403-5, 403-6, 403-9, 403-10, 405-1, 405-2
Diversity, equity and inclusion (DE&I)
SASB FN-AC-330a.1, FN-IB-330a.1
At Santander, diversity, equity and inclusion (DE&I) are part of the common enablers of our Corporate Culture Policy (linked to the Group's transformation) and are governed at the highest level.
We have an ongoing Strategic DE&I Plan (2020-2025) to promote an inclusive working environment where everyone can be themselves. Our three DE&I principles can be found in the Corporate Culture policy.

In 2023, our employees' inclusion sentiment (in terms of gender, nationality, sexual orientation, religion, etc.) was 9.3 out of 10 (+0.5 above the finance sector benchmark and in the top 5% of the finance sectorA)
A.2023 Your Voice Survey

We maintain rigorous standards for hiring, promotions, succession planning and talent pipelines to strengthen diversity. We also promote implicit bias training, as well as mentoring, networking and other actions aimed at creating a more inclusive environment.
We are also part of global initiatives that support DE&I, such as:
Gender equity
Women represents 53% of our workforce and  31.4% in senior executive positions. We work to have more balanced presence between women and men across the Group:

1. Women on the board	2. Women in senior executive positions

40%	31.4%
We are committed to having women members make up between 40% and 60% of our board of directors
In early 2023, we raised our public target to have women in at least 35% of our senior executive positions in 2025. Santander leaders are involved in achieving this target as part of their long-term incentives

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We commit to reduce the equal pay gap between women and men performing similar roles to ~0% by 2025.

1. Equal Pay	2. Gender Pay Gap
c. 0%	27.8%
We have accomplished the target for 2025 (~0%) two years early.
We set up fair pay programmes to eliminate the equal pay gap. They include systematic reviews tied to remuneration cycles (merit-based promotions and bonuses).	Santander addresses the gender pay gap with a methodology based on best practices and common guidelines for the Group. The pay gap in 2023 decreased compared to the previous year (30.2% in 2022).

1. The equal pay gap measures 'equal pay for equal work' for women and men in the same job at the same level. Our comparison does not consider such factors as tenure, length of service, previous experience and background. The year-end figure is 0.44%. Having met the target set the Group has set itself the objective of maintaining a pay equity ratio in line with best market practices.
2. The gender pay gap measures differences in remuneration between women and men in an organization, business, industry or the broader economy, irrespective of the type of work. At Santander, fewer women hold senior and business management roles than men (something we are focused on addressing), while more women work in Retail & Commercial Banking and support roles. We calculate the gender pay gap as the difference in the median remuneration paid to male and female employees, expressed as a percentage of the male remuneration.

We run initiatives to promote gender equality in the job market:
→The group has a minimum standard in each unit of 14 guaranteed weeks in primary parental leave and 4 weeks in secondary available to 88.9% of our employees.
→We support' Women in Tech' programmes in order to attract female talent in technology and digital. Currently, 30.1% of STEM jobs are held by women.
Several prestigious bodies praised our work in this area in 2023. We were the highest ranked bank and received the second highest score among all the companies analysed in the Bloomberg Gender-Equality Index (GEI).

Persons with disabilities
We closed 2023 with 4,701 employees with disabilities (2.2% of our workforce).
As part of our DE&I strategy, we want to boost the inclusion of people with disabilities by increasing the number of hires and promotions and foster accessibility.
In 2023, we developed a comprehensive guide on supporting colleagues with neurodiversity with the aim of making reasonable adjustments during the assessment (MyContribution) process to make it fairer.
LGBTIQ+
Building a strong culture of inclusion and creating a safe and supportive environment where everyone can be themselves are crucial for LGTBIQ+ people.
Ethnic and cultural diversity
We are monitoring ethnicity data in three of our geographies: the UK, the US and Brazil. Across our units we are making efforts to enhance visibility and awareness of cultural diversity.
Employee resource groups
Various employee resource groups help us promote and support diversity in our local units, for example:

Women	LGBTIQ+

Santander Woman Network (2019) EmpowHer (2017) Women in Business (2015) >8,000 members in 10 countries	Embrace (2015) >5,000 members in 5 countries

Persons with disabilities	Black colleagues

Enable (2022) Thrive (2020) Habilidade não tem limites (2018) >1,000 members	BOLD (2017) Reach (2015) Talento não tem cor (2018) >1,300 members
2023 highlights:
Anti-harassment protocol
We prepared a global anti-harassment protocol as a common framework to establish minimum standards and to fight against discrimination and behaviour that contravenes sexual freedom and moral integrity. Across all of our units, 30,086 current employees were trained in non-discriminatory behaviours and 19,485 in anti-sexual harassment during the year.
Training
We offered unconscious bias training and inclusive mindset training to employees, both of which are mandatory for all of our executives.
Local units have action plans in place based on their own characteristics and conditions to further support quality DE&I training.
Employee health and well-being
Santander is committed to being one of the world's healthiest companies and to building a culture of care and awareness for our organization and for society.
Our Health and Well-being strategy sets out how we protect the health, safety and well-being of all employees, associates and customers; promote a healthy lifestyle; and create long-term value. At the core of this strategy is our global policy on health, safety and well-being.
The consistent, Group-wide deployment of this strategy saw our units implement hundreds of actions worldwide, aligned to mental and emotional health, nutrition and obesity, employees with disabilities, and other health priorities in 2023.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

To review the right focus and successful implementation, we continued to check our employees’ satisfaction and opinions through internal surveys. In 2023, we asked them about general health and well-being, physical health, mental and emotional well-being, social care, and Santander’s support.
We continue to promote our employees’ health and wellness, and help them get trusted, affordable solutions through a range of benefits. In 2023, all employees could access health-related services, platforms (like 'Gympass' for sports centres) and apps for nutrition, mental health, exercise, meditation, specialist care, physiotherapy and other services free of charge or at reduced market rates.

8.4 (out of 10)
Average employee rating of the statement 'Employee health and well-being is a priority at Santander' (+0.4 above the finance sector benchmark, and in the top 25% of the finance sectorA).

A. 2023 Your Voice Survey
Occupational health
We have collective agreements at bank and sector level, which consider employee health and occupational risk prevention, offering our employees check-ups regularly and after extended absences. Santander cooperated with competent local institutions on public health initiatives during the year.

We revised our occupational risk prevention plans with employees' councils, implementing them through:
a.regular workplace and ergonomic assessments of health and safety risks and preventative measures to handle or eliminate them;
b.regular psychosocial risk assessments;
c.prevention measures when designing, procuring or acquiring offices, furniture, equipment, products and IT equipment; and
d.procedures to safe working conditions.
The Occupational Risk Prevention area draws up plans with other units, including these measures to prevent or minimize the risks they detect and review:
a.Employee awareness and continuous training in postural hygiene, emergencies and first aid.
b.Occupational risk prevention in all operations that may impact on employees' health and safety.
Our offices have achieved several security, quality and sustainability certifications, such as LEED O+M , Gold Level in the US, ISO 14001 in Brazil or ISO 45001 and ISO 14001 for our corporate centre, the Grupo Santander City, in Spain.

For more details on absenteeism, see section 8. 'Our progress in figures'.
BeHealthy

We aim to raise awareness about health and well-being through our global BeHealthy programme, which celebrated its seventh year in 2023.
Throughout the year, we ran hundreds of initiatives, activities and events around the world, involving thousands of employees and following the programme’s four pillars: know your numbers (self-awareness), eat well (healthy nutrition), move (physical health) and be balanced (mental & emotional well-being).
In April, to celebrate World Health Day, we held BeHealthy Week, bringing health and well-being to the focus of Santander worldwide, with daily, in-person and virtual events. Through an online campaign, #SantanderBeHealthy, our employees were encouraged to share their own healthy habits and nominate a colleague to do the same.

During the year, we also joined global initiatives run by the World Health Organization, including Global Mental Health Week, Women’s Health Month and Men’s Health Month. Dr Robert Waldinger, from Harvard Medical School, joined us for a global event to celebrate World Mental Health Day, which over 3,000 employees followed live.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Employee feedback
SASB FN-AC-510a.2, FN-CB-510a.2, FN-IB-510a.2
Your Voice is our regular listening strategy to gather employees’ feedback. In 2023 we undertook three global surveys, using cutting edge technology:
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
The surveys we ran in 2023 showed very positive results overall.

For more details, see section 7.2 'Ethical channels'.

Key findings of our 2023 Your Voice survey

8.5
Engagement
In line with the financial and other sectors benchmark
Stable across all three rounds in 2023
Support from managers and colleagues highlighted as positive. Simplification of processes is an improvement area, with plans underway.
62
eNPSA
22 above finance sector benchmark
26 above all sectors benchmark
Top 10% for financial sector
eNPS distribution

22% Passives

70% Promoters	8% Detractors
91%
Aggregated participationB
1.6 million
Comments received

A.eNPS (employee Net Promoter Score) is a method of measuring employee satisfaction.
B.169,590 employees participated in the survey out of the total base of employees eligible to participate, i.e. those who met some criteria such as not being on leave, working in the company for at least 3 months.
Volunteering
Every year, we enhance our volunteering programme to help our communities prosper, promote our volunteer employees’ commitment to social causes and pride in belonging to Santander, and develop their cross-cutting skills.
In 2023, financial education was a key strategic pillar in every market where we operate. Preventing early school-leaving and boosting the job skills of people with disabilities, women, children in difficulty and other vulnerable groups also remained a priority.
Each subsidiary develops its own programme based on local needs. In Spain, we ran several programmes to bolster the digital skills of girls in deprived areas, senior citizens, and other vulnerable groups.

We worked with Fundación Banco Santander to launch Santander Best Africa, a programme where 30 volunteers spent a week visiting and assessing the social and sustainability projects that Fundación funds in Senegal and Gambia.

+27K employees participating in social activities	+83K labour hours volunteered

For more details, see section 6.2 'Other community support programmes’.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.3 Working conditions and social dialogue
GRI 2-17, 2-19, 3-3, 404-2, 404-3
Performance management and remuneration
Our comprehensive remuneration framework combines fixed and variable pay schemes based on targets for employees and the Group. Short- and long-term variable remuneration reflects what we have accomplished and how, according to Group-wide quantitative and qualitative targets as well as individual and team targets, behaviour, leadership, sustainability, commitment, growth and risk management. It includes pension plans, banking products and services, life insurance, medical insurance and other corporate benefits our employees can choose.
Fixed remuneration schemes reflect local market conditions. To set pay, we strictly abide by the practices, regulations and collective agreements in force in each jurisdiction where we operate.
Our remuneration policy for all Group employees forbids differential treatment that is not based on a review of performance and corporate behaviours. It also promotes equal pay between men and women.
To comply with EU regulations on remuneration, we identified 1,152 employees subject to a deferred variable pay scheme because their decisions can have a material impact. The policy defers a significant amount of their variable pay (40%-60% depending on remit) for four to seven years, in accordance with internal and local regulation. 50% of variable pay is delivered to them in instruments and subject to potential reduction ('malus') or recovery ('clawback').
Key initiatives in 2023

→We updated short-term variable remuneration for executive directors. For 2023, corporate bonus metrics included the new strategic priorities announced at the 2023 Investor Day, maintaining the focus on customers (with active customers as the main metric), as well as RoTE (which continues to be part of the scheme). The third pillar included as a metric is capital, to outline the importance of capital generation throughout the business.
→We introduced a relative performance multiplier that may reduce or increase the result from the metrics mentioned above, based on results versus top peers in each market on metrics considered more relevant for each country/business (and for the Group, the weighted average of countries results): such as Net Interest Margin, Cost/Income Ratio, Non-Performing Loans etc.
→We simplified the qualitative assessment for the short-term bonus by reducing the number of components from seven to four, covering risk, compliance, network collaboration and ESG (responsible banking).

For more details on board remuneration, see section 6. 'Remuneration' in the 'Corporate governance’ chapter.
MyContribution

MyContribution is our common performance management model. We update it regularly, and it is aligned to our culture.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Corporate benefits
We offer several benefits to our employees in all geographies. Each local unit has programmes that adapt to local circumstances. Benefits range from free services for employees and their families to discounts on products and services. In 2023, 13,726 million euros were paid in wages and benefits.
We focus on well-being to help employees stay in sound physical and mental shape, to support their families and to adapt health cover to new circumstances and needs. For example, in Spain, our Santander Contigo programme helps employees with daily tasks, legal and IT support, and other services.

For more details, see 'Employee health and well-being' in section 4.2.
Enhancing our ways of working
In 2023 we focused on:
1.Strengthening our new ways of working framework with local adaptations (based on local regulations on flexible working);
2.Monitoring the impact of new ways of working on our productivity, engagement, and employer attractiveness.
a.For productivity, we created a new dashboard to measure the new ways of working across the Group and measured KPIs for contact centres and operations.
b.    For engagement, we asked employees to provide feedback on the new ways of working.
c.    For attractiveness, we followed up with job applicants to learn their views on our new ways of working;
3.Taking steps to evolve our 'hybrid with flexibility' culture by:
a.Reviewing our office strategy – rationalizing location and space arrangements to improve access and collaboration;
b.Implementing technology that enables employees to be productive and engaged in a hybrid environment (to understand their workload and ways to improve individual digital balance).
Agile working
We continued to implement agile methodologies and organizational structures across the business to improve a strong customer focus and promote a more collaborative and multidisciplinary way of working. To enable change, we created an Agile Transformation Blueprint and practices to help subsidiaries facilitate business agility.
We also boosted our Agile Training Academy with several learning modules available for all levels and specializations. Agile skills are one of the 'critical skills' for all employees to encourage them to take advantage of reskilling opportunity. We also piloted the tools that will help teams set and manage objectives in more agile way.

8.7 (out of 10) Employees’ rating of the question on whether they are satisfied with the amount of flexibility they have in their work schedulesA

A. 2023 Your Voice Survey

We set out five 'ways of working' principles

→The customer comes first. Customer and business impact must take precedence in any working arrangement.
→Managers play a critical role in organizing their team's work. Team and individual productivity are key to building working models.

→The office is our main place of work. Workplaces are no longer just where we do our job; they're also social space that meets diverse working needs and affords the best opportunity for collaboration, innovation and creativity. Building critical mass at workspaces is key to our culture.

→Test and learn approach trough constant listening that evolves over time, with the focus on customer, individual performance, productivity outputs, and employer branding.
→Flexibility, fairness, inclusion and equal opportunity are guiding principles in decision-making.

Enabling the business
In 2023 we continued to use our common global platforms for human capital management. We promoted data-driven people decisions and enabled both business leaders and people managers to be fully informed about their teams by:
•offering new chatbots to interact with HR;
•providing a OneHR portal for all enquiries to be routed through;
•promoting mobile first technology across key HR processes; and
•using the data of their teams for talent processes.
Social protection
Santander offers additional protection to public programmes related to loss of income due to sickness, occupational accident, acquired disability and paternal leave.
In the markets where Santander operates, we strive to offer employees enhanced conditions regarding sickness and occupational accident. For example, in Spain, employees receive full pay during periods of sickness and absence due to occupational accident. Moreover, actions to complement public pension in case of death or temporary disability.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Collective bargaining
In 2023, we continued to guarantee freedom of association and the right to collective bargaining. Our Responsible Banking and Sustainability policy considers forming or joining unions and other representative bodies a basic right of workers, in accordance with Article 10 of our General code of conduct.
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
Meetings held in 2023:
•Occupational health and safety committees
•Equality plan follow-up committee
•Subsidiaries’ equality plan negotiation
•Santander employee pension plan control committee
•Training committee
•Employment committee
•Other meetings:
•Meetings with subsidiaries’ union committees
•Bilateral meetings with trade union representatives

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5. Acting responsibly towards customers

Our approach is to make every customer experience Simple, Personal, and Fair.	Main regulations

Compliance and conduct; Cybersecurity Corporate frameworks

	Customer conduct risk management model	Approval of products and services policy
The customer is at the centre of everything we do. We constantly listen to our customers to deliver the best practices.

Customer service, dissatisfactions handling and root-cause analysis policy

Vulnerable customers, consideration of special circumstances and prevention of overindebtedness policy
We place great importance on protecting vulnerable groups who may be susceptible to financial vulnerability or situations that may impact their ability to make informed decisions through solutions to financially include people and boost our customers' financial health.

Data protection policy
We apply high standards to enable individuals to maintain control over their personal data, while protecting and providing resources to keep it safe online.

For more information related to the level of approval and public disclosure, see section 9.2 'Main internal regulations and governance'
5.1 Customer experience and satisfaction
GRI 2-29, 3-3, FS5, FS6
Customer satisfaction
We measure individual and SME customer satisfaction (Net promoter score — NPS) and experience through surveys on service, reputation and products in each of our core markets. We draw up and execute actions plans on the back of the survey findings. The management committee monitors these plans and NPS is included as part of our remuneration schemes for all employees.
In 2023, we sent over 9 million surveys to customers from all segments to find out how we can enhance their experience and our products and services. Results showed improvements in customer service at our contact centres and in the perception of the bank’s innovation.
In 2023, we ranked in the top 3 for NPS in seven of our core markets.

For more details, see tables 4, 5 and 6 in section 8.2. 'Customers'.

Top 3 for NPS in 7 marketsA A.Santander US has a separate target and is not included.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5.2 Consumer protection
GRI 2-26, 3-3, 416-1, 417-1, FS15
Customer conduct risk model
Being responsible means going above and beyond minimum legal requirements to offer customers products and services that are Simple, Personal, and Fair (SPF).
Our Product governance and consumer protection area oversees and reviews how we follow our customer conduct risk model. The model sets out the requirements applicable to the product and service design, sales, post-sales, and execution.
We focus on the following areas.

For more details, see section 7.2 'Compliance and conduct risk management' in 'Risk, compliance & conduct management' chapter.
Product governance
Santander’s product and service approval policy, supported by local decision-making bodies and the corporate product governance forum, helps to provide that products and services are designed to meet the needs of the target market, at a fair price and in a transparent manner. Processes and controls set across life cycle taking into account the interests of our customers.
Conduct in sales
We assess the customers´ needs and characteristics to offer the most adequate products for each of them.
Commercial teams training and remuneration schemes play a vital role in embedding conduct standards in our culture and daily operations:
→In 2023, we revised mandatory training on customer conduct risk management for all employees in the Group. It complements specific programmes that sales teams must complete to master the skills needed to explain and sell products and services properly to customers.
→At least 40% of sales units' variable pay was based on customer satisfaction and quality metrics. Our commercial banking model promotes Rating de Oficinas, a scheme to give branches a customer conduct and quality rating that impacts on employees’ pay, raises greater awareness and encourages proactive management of conduct-related risk. In 2023, we rolled out these pay schemes to our call centres, which are becoming increasingly crucial in a multi-channel environment.

Conduct in fraud management
In 2023, we continued to build on the customer impact component of our fraud management analysis that we began rolling out in 2022. The Compliance and conduct, Cybersecurity and Secure User Experience, Cards, and Non-financial risk areas worked together on drawing up lines of action to embed conduct in fraud management.
Vulnerable customers
In 2023, we continued consolidating our strategy to serve vulnerable customers, and specially to prevent over-indebtedness. In addition, the Group best practices were upgraded to internal regulation for the subsidiaries. This will ensure a common approach throughout the Group for employee training, recognition of vulnerable customers, case escalation, product and service design, recoveries, fraud management and assistance for senior citizens and people with disabilities.
We defined metrics to proactively identify and address the needs of customers in vulnerable circumstances.
We launched a global awareness training programme on helping vulnerable customers.
Some clear indications of our vulnerable customer strategy's forward momentum are:
→We instituted customer protocol for senior citizens and people with disabilities to prevent exclusion and enhance their experience.
→In Brazil, we published Febraban’s practices for engaging with vulnerable customers, in which Santander had a prominent role.

For more details on our vulnerable customer initiatives, see section 5.3 'Financial health and inclusion’.
Complaints handling
We manage customer issues and complaints proactively by carrying out root-cause analysis and learning from our mistakes.
In 2023 we evolved the complaints management procedure to the customer service and dissatisfaction management policy, to align it with the SPJ strategy and with the global businesses operating model. We introduced guidelines for local units to implement standards for access, management, communication, review, reporting and governance that produce the best services possible for our customers. We're also working on a guide for customer service in contact centres using behavioural economics, with the aim of identifying the key moments and actions in the process, minimising the process biases.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

To manage customers’ expectations better, most units have invested in upgrades of dissatisfaction management tools and advanced analysis techniques to recognize the root causes of complaints and get the most out of customer feedback.

We continued our comprehensive analysis of customer complaints and survey data, using artificial intelligence to identify the root cause. Our proof of concept in Brazil and Mexico used over 27 million data sets.

The developed methodology takes advantage of the benefits of applying algorithms to customer voice, maximizing the analysis of structured and unstructured information available in our systems

Complaint typeA,B (%)

ResolutionA,B (%)

A.    Personal protection insurance (PPI) claims are not factored into volume, product distribution or resolution time figures.
B.    The Group uses the same standard claims metric for all geographies.
5.3 Financial health and inclusion
GRI 3-3, 203-1, 203-2, 413-1, FS7, FS13, FS14, FS16
Financial inclusion and health are a priority for Santander in reducing inequality and promoting prosperity and entrepreneurship, and a component of how we identify customers facing financial distress.
To deliver on this, we established processes for developing products and services, training our teams, and engaging with external parties15 .
Santander wants to help tackle the financial inclusion challenges in the markets where we operate. In Latin America, our main objective is to provide access to the financial system. In mature markets, we want to make sure nobody has to exit it.
In 2023, we were named the world's best bank for financial inclusion.

→The World's Best Bank for Financial Inclusion (Euromoney) for the second year in a row.
Having exceeded our target to financially empower 10 million people between 2019 and 2025 (reaching 11.8 million in 2022), we set a new target to financially include 5 million more between 2023 and 2025. We use the UNEP FI Principles as a guide.
Our analysis of the World Bank’s Global Findex Database 2021 in relation to our targets and the gap in access to the banking system in each of our markets confirmed that our target is consistent with our market share.

Our targets
Financially empowered people

		11.8 mnB	Target achieved three years early
2019	2022

Financially included peopleA		Target
		+5 mnB
1.8 mn
2023	2024	2025
In 2023, we financially included 1.0 mn people through access initiatives; and 0.8 mn people through finance initiatives.
A. Based on internal financial inclusion methodology that takes into account international best practice and has been endorsed by an independent third party. Includes the principles, definitions and standards we use consistently across our footprint to count the number of people we include financially through initiatives, products and services for access and finance.
B. Cumulative figure since 2019.
15 Check out what we do at santander.com/financial-inclusion-report

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Access
GRI FS7, FS13, FS14

Promoting access to cash and transactions
We aim to ensure underserved communities can get cash anywhere, through our remote branches and agreements with private and state-run entities that widen our footprint.
Branches in underbanked and remote regionsA
Partnerships to reach underserved communitiesB

Promoting digital access
We help people access the banking system so they can make payments; use basic, tailored financial services; take greater control of their finances; and make faster and more secure transactions.
Digital wallets and points of saleC
Basic accountsD

Financial solutions for vulnerable groups We offer financial support to vulnerable groups so customers will have access to basic products and know how to use them.	Support to senior citizen customersE

We also have global initiatives such as GetNet provides payment services to merchants to boost simplicity, speed and security.
Finance
GRI 203-1, 203-2, 413-1, FS7, FS13. SASB FN-CB-240a.1, FN-CB-240a.3, FN-CB-240a.4,

Microfinance We promote social mobility and help low-income and underbanked entrepreneurs set up and grow businesses.	Microfinance programmes

Supporting customers in financial distress We have debt relief programmes that include payment deferrals and line of credit extensions.	Supporting customers in financial distressF

Financing low-income households' basic needs We offer products and services that enable low-income households to access housing and meet other basic financial needs.	Affordable housing supplyG
Credit support for low-income households/people with difficulty getting creditH
A.In Spain, branches in remote (or sparsely populated) areas to facilitate access to credit and combat social exclusion in communities of less than 10,000 inhabitants. In Portugal, branches in low-income, small or isolated regions, such as the Azores and Madeira. In Argentina, we have financial inclusion branches and remote agents in the marginal environment of Buenos Aires and vulnerable communities. In Poland, ATMs in municipalities where there is no Santander branch or partner point of sale. In Uruguay, 3 mobile branches have been installed in the country since 2020 to reach areas with low levels of banking penetration.
B.Agreements with Correos Cash in Spain, partnerships with retailers such as Oxxo or 7Eleven in Mexico, and agreements with third parties in Uruguay (e.g. Abitab, Red Pagos).
C.In Poland, we included the Cashless Poland programme to promote the use of payment terminals in localities where the use of digital media is low and the use of our associated Partners Outlets. In Chile we included Mas Lucas.
D.In some countries, we have basic bank accounts that go beyond regulation in order to serve the bottom of the pyramid. For example, the Cuenta LIfe in Chile or the no-fee account for vulnerable customers in Spain.
E.In several countries we have value propositions aimed at the elderly. For example, tailor-made products for retirees in Mexico and Argentina, services such as Here & Now in Portugal to help seniors with limited digital skills, or third-party access initiatives in the UK to support seniors who need to be cared for.
F.We have programmes in many countries to help people with debt problems. In Portugal, we have the Iris programme to help customers manage defaults. In the UK, we help vulnerable customers get out of arrears with self-service tools and direct financial assistance, and in Spain, we have financing programmes for vulnerable groups to relieve their mortgage debts.
G.In Spain, the bank participates in the Social Housing Fund, which facilitates renting for people on low income. It also has affordable rental housing. In the US, as part of its Inclusive Communities plan, Santander provides low-interest mortgages and mortgage insurance for low-income homebuyers.
H.We have initiatives to help groups with difficulties in accessing credit; among them, in Spain, we lend to SMEs at their risk limit; in the US, we lend to small businesses operating in low- and moderate-income communities; in Argentina, we lend to entrepreneurs with low credit histories. In Mexico, special credit programmes are offered to people at the bottom of the pyramid.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Promoting financial education
GRI FS7 y FS16
Financial education is fundamental to financial health and inclusion, and to helping people and businesses prosper.
We aim to help our customers better understand banking products and financial concepts and risks to make the right decisions for their financial well-being, while promoting market stability.
In 2023, 11.5 million people accessed our financial education initiatives, includes social media as a tool to boost our younger customers’ financial knowledge.

For more details on financial education, visit our website santander.com/en/our-approach/inclusive-and-sustainable-growth/financial-education
5.4 Privacy, data protection and cybersecurity
GRI 418-1; SASB FN-CF-230a.2, FN-CF-230a.3
Privacy and data protection
Our standards give people greater control over their data, and ensure we only use data where strictly necessary and for the specific purposes for which we collect it. We apply all reasonable measures designed to erase or rectify data that are inappropriate, inaccurate or incomplete and to only store personal data for as long as strictly necessary for their legitimate use. Our security measures are aimed at preserving the confidentiality, integrity, availability and resilience of our data processing systems and services.
Our compliance programme guarantees robust management of data protection risks. It includes:
•corporate-based criteria as general lines of action to meet regulatory requirements;
•local subsidiaries’ responsibility to abide by the General Data Protection Regulation (GDPR) and local regulation on data protection;
•a solid governance model consisting of:
•corporate and local policies;
•a data protection officer (DPO) and managers in each unit. We formally disclosed appointees to local authorities; and
•a corporate oversight programme based on management indicators; annual reviews; and an annual monitoring forum chaired by the Group Chief Compliance Officer, where subsidiaries report on compliance status and other key data protection matters.
Other items that strengthen our commitment to personal data protection are:
•standardized approach to monitoring and reporting model among units;
•cooperation with third-party service providers that must comply with data protection regulation;
•data protection compliance embedded in the annual internal audit programme;
•data protection management tools to maintain a Group-wide register of processing activities, regular KPI reports and security incidents management;
•special training on data protection for DPOs and data controllers; promotion of corporate initiatives and the exchange of best practices among units;
•employee training and awareness; and
•constant monitoring of regulatory developments to update and consolidate criteria, methodologies and documents.
Cybersecurity
At Santander, cybersecurity is embedded in our culture. It is a part of our employee performance reviews.
In 2023, we made our teams more aware of cybersecurity, with:
•an update to our mandatory cybersecurity course;
•specialized training for high-risk groups such as payment agents, IT professionals and developers, board members and executives;
•awareness campaigns about new hacking techniques; and
•regular phishing testing that helps us become more resilient to threats and encourages employees and third-party contractors to report incidents or suspicious messages through the relevant channels.
We implemented these initiatives to help our customers and broader society stay safe online:
•'Cyber Heroes' interactive training, where our employees and the public can test their knowledge of online safety and fraud prevention. Available in Argentina, Brazil, Chile, Mexico, Portugal, Spain, Poland, and the UK, with a 9 out of 10 rating.
•Awareness workshops for retail and corporate customers at our branches to explain online threats and how they can reduce them.
•Por una vida online y corriente ('Everyday Cyber'), a global cybersecurity awareness campaign to help our customers and society adopt better security habits for enhanced protection against fraud. We leverage our reach through our corporate sponsorships, such as Rafa Nadal and League of Legends (strategy online game), to engage more audiences using their unique tones and language. These campaigns provide our audiences with a multichannel conversation experience across websites, social media, mass media outlets, and targeted communication.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•In other Santander markets, the cyber awareness campaign 'Tarot' in Uruguay was awarded the best radio programme in the Health & Education and Institutional categories in the 'Campana de Oro' Awards.
•Titania: Santander’s latest initiative to raise awareness and promote learning about cybersecurity in the form of a fiction podcast. With over 1 million plays, this podcast was named as the Best Podcast at the National Radio Ondas Awards and has received a bronze award from the International Advertisement Bureau (IAB) for Best Branded Content Strategy.
In 2023, we continued to promote collaboration on cybersecurity with public and private organizations:
•Santander has had a key role in the creation of FS-ISAC Europe (Financial Services Information Sharing and Analysis Center) for the exchange of information in Europe and currently Santander holds the European Board’s Chair. This organization, established in The Hague, has more than 1,000 members from 174 entities, including major banks, Swift and Europol.
•Santander is part of the leadership team of the US Ransomware Task Force, whose objective is to improve the prevention and response capabilities against ransomware attacks.
•Santander actively contributes to the World Economic Forum (WEF) in the fight against cybercrime, highlighting the Cybercrime Atlas initiative, whose objective is the disruption of cybercriminal networks.

For more information on our cybersecurity plan and the initiatives undertaken during the year, see section 5. 'Research, development and innovation (R&D&I)' in 'Economic and financial review' chapter; and section '6.2 Operational risk management' in 'Risk, compliance & conduct management' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6. Supporting communities

Progress in 2023 GRI 3-3, 203-1, 203-2, 413-1
ó

Over 174 million euros in community investment in 2023[16]
ó		ó

Support for higher education, employability and entrepreneurship		Other community support programmes
105 million euros invested		69 million euros invested[16]

6.1 Support for higher education,
employability, and entrepreneurship
GRI 3-3, 203-1, 203-2, 413-1

105 million euros invested	498,930 people and businesses helped[17]	1,238 partner universities and academic institutions in 26 countries[18]
Banco Santander has supported education, employability, and entrepreneurship for over 27 years.
Over this period, we have invested over 2.3 billion euros in partnership with more than 1,200 universities and institutions in 26 countries, helping over 1.5 million people and businesses17. In 2023 alone, we invested 105 million euros and helped nearly 499,000 people and businesses. We plan to invest 400 million euros between 2023 and 2026.
We want to boost people’s job prospects and help entrepreneurs and SMEs develop their businesses through support for education, employability and entrepreneurship.
We help adults at university and beyond, when continuous learning and job skills are vital in an ever-changing landscape. We provide training and resources to help businesses create opportunity, take root and grow through each stage of their development.
In 2023, Fortune magazine named Santander as one of the companies giving back the most to make the world a better place in its 'Change the World' list of 50 companies that are helping address some of society’s biggest challenges. Santander is the highest ranked bank in the list, thanks to this support for the past 27 years.
1. Education
Our support for education involves promoting access to higher education, training and the resources that students need, and helping to the institutional transformation, mainly in the digital field. We do this through:
→Partnerships with 1,23818 universities, institutions and organizations in 26 countries.
→MetaRed, a collaborative network of heads of public and private higher education institutions in Latin America, Spain and Portugal. It focuses on three of the biggest challenges that universities are facing: Digital transformation (MetaRed TIC), student startups (MetaRed X), and sustainability (MetaRed ESG).

For more details, visit the website metared.org
16 Includes social contributions of foundations. In addition, Banco Santander made a donation of 6,617,008 Banco Santander shares to Fundación Banco Santander as financial support for it to bear (at least partially) the costs of fulfilling its founding purposes with the return on the shares. For more details, see note 34.' Other equity instruments and own shares' of the Consolidated financial statements
17 The variation in respect to previous years responds to a reclassification as explained in section 8.4 of this chapter
18 Includes universities, institutions and organizations that have an agreement with Santander Universities, Universia and Fundación Universia. For Santander Universities alone, the figure is 904 academic entities in 12 countries.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

→Campus Digital, which offers a new model for universities to engage with students. With a user-friendly digital experience, it enhances university life by streamlining student procedures and communications, adapting to users’ needs, and ensuring data privacy. It offers services such as digital credentials, tuition fee payments, certificates, timetables and discounts.

For more details, visit the website mycampusdigital.com
→5th Universia International Rectors’ Summit, (Valencia, Spain), one of the world’s leading events for rectors. 1,200 people attended, including 700 academic leaders from 14 countries. Over 4,500 students and entrepreneurs were connected, representing our 1.5 million people and businesses supported.

For more details, visit the website santander.com/universities
2. Employability
Our support for employability involves promoting job skills and access to the job market. We do this through these initiatives:
→Santander Open Academy (formerly Santander Scholarships), a global learning and professional development platform that offers scholarships and job skills training for people of all ages.
It offers grants and scholarships for top institutions all over the world, fully subsidized courses and free learning for skills in high demand.

For more details, visit the website santanderopenacademy.com
→Universia, our initiative to help universities and training centres connect young people with companies so they can find a job.

636 partner universities and institutions with Universia in 22 countries

For more details, visit the website universia.net
→Fundación Universia, a global torch-bearer in diversity, equity and inclusion, which participates in international forums of the United Nations, the International Labour Organization and UNESCO.

475 scholarships for university students with disabilities	50 people with disabilities hired by companies	160 people helped through the Plan Circular[19]

For more details, visit the website fundacionuniversia.net
3. Entrepreneurship
Our support for entrepreneurship is channelled through Santander X, where we help small business owners and SMEs create opportunity, take root and grow. We provide access to the training, advice and resources needed to launch and scale up a business.
We help entrepreneurs give visibility to the most outstanding projects, and to connect with other businesses through a global community.

7,036 entrepreneurship and business initiatives helped

For more details, visit the website santanderx.com
19 Plan Circular is supported by the European Investment Fund and boosts the access to training in digital skills.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6.2 Other community support programmes
GRI 3-3, 203-1, 203-2, 413-1

69 million euros in social investment[20]	2.2 million people helped[21]

We aim to improve people's access to education and culture and support well-being:

ó	ó	ó

Childhood education Helping children and young people get a well-rounded, quality education.	Social welfare Helping vulnerable people and those at risk of social exclusion.	Arts and sciences Helping people access cultural events and programmes.
We channel our investment through partnerships with NGOs and humanitarian organizations. Some partnerships are with the bank’s foundations in Argentina, Spain, the US, Portugal, Poland and the UK.
In Spain, Fundación Banco Santander works to build a fair, inclusive and sustainable society by financing and running several cultural, educational, social and environmental projects.
In 2023, Santander made a donation to Fundación Banco Santander for a total of 6,617,008 Banco Santander shares. The donated shares are meant to help the foundation financially: it can use the dividends to cover some (if not all) of the cost of fulfilling its founding purposes22. These include managing the Bank's art collection and financing numerous literary, educational, social, cultural and environmental productions and activities, in which the reconfiguration of the Bank's headquarters on Paseo de Pereda in Santander and our relations with universities in Spain will play an important role. For more details, go to the website fundacionbancosantander.com/es/fundacion/transparencia.
Fundación Banco Santander also encourages employees and customers to get involved in its initiatives and programmes. For more details, see ‘Volunteering’ in section 4. 'Acting responsibly towards employees'.
Links and descriptions of our main initiatives are available on our corporate website and in our local responsible banking reports (also available on our corporate website).

For more details on Fundación Banco Santander’s core work, visit the website fundacionbancosantander.com/es/fundacion/memorias
20 Includes social contributions from the Group’s foundations.
21 Based on the People Helped internal methodology, which considers international best practices. Calculated with partners’ certified data or with conservative estimates based on recognized conversion factors.
22 For more details, see Note '34. Other equity instruments and own shares' in the 'Consolidated financial statements'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

7. Business conduct

Our approach is to act responsibly and with integrity across our value chain	Main regulations

Risk corporate ; Compliance and conduct corporate; and Financial crime and compliance corporate frameworks

	General code of conduct	Code of conduct in securities markets	Corporate defence policy
Our code of conduct sets out shared principles and values set out in The Santander Way.

	Canal Abierto (whistleblowing) policy	Environmental, social and climate change risk	Tax policy

	Conflict of interest Policy	Defense sector	Financing for sensitive sectors

	Anti-bribery and corruption policy (ABC policy)	Anti-money laundering and countering the financing terrorism policy
Our commitment to ethical principles is reflected in our determination to fight corruption, and our status as a signatory to the United Nations Global Compact.

Financing of political parties policy

Third-party certification policy
Our business conduct principles apply to vendors.

Outsourcing and third-party management model

For more information related to the level of approval and public disclosure, see section 9.2 'Main internal regulations and governance'

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

7.1 Conduct standards
GRI 2-15, 2-25, 3-3, FS1, 207-1, 207-2, 207-3
7.1.1. Code of conduct
Our General code of conduct (GCC) promotes equal opportunity, diversity and non-discrimination, zero tolerance for sexual or work-related harassment, respect for others, work-life balance, human rights, and environmental protection. It is also one the core elements to prevent criminal risk.
All Group employees — general workforce, top management and members of the management bodies of the companies that make up Grupo Santander — must be aware of and comply with the GCC. The Internal Audit area regularly reviews compliance with the GCC, with autonomy to check that it and subsidiary-level versions are appropriate and effective.

For more details, see section 7.2 ‘Compliance and conduct risk management’ in the ‘Risk management and compliance’ chapter.

Core initiatives
→#Yourconductmatters: campaigns via email, Intranet and other media to boost employees’ awareness of the GCC and related policy, as well as of Canal Abierto and the latest whistleblower protection laws.
→Recommendations posted on the Intranet to prevent conflicts of interest between employees and the Group, and to review and manage conflicts.
→Handling reports received through our ethical channel, Canal Abierto, enhancing processes based on lessons learned.
→Common principles and guidelines on offering and receiving courtesies or invitations from third parties, according to the terms of our ABC policy.
→Managing employees´ queries on ethics and rules in the GCC.

Training
Every year, all our employees undertake mandatory training on the GCC and conduct rules they must follow in their day-to-day, learn why every employee's conduct matters; and how to handle conflicts of interest and gifts and invitations from people outside Grupo Santander.
In 2023, several of the Group’s units ran sessions for core service providers on our culture of compliance and ethical behaviour.
We also trained the Group’s board members, who are key to avoiding and mitigating risk, setting a global corporate culture based on ethical principles and complying with internal and external rules. Sessions included compliance risks they are exposed to, how these risks may arise, and how to avoid them.
7.1.2. Procurement management policy
Our procurement management policy sets out how employees negotiating with vendors should conduct themselves to prevent conflict of interest and keep information confidential.
7.1.3. Code of conduct in securities markets (CCSM)
Approved by the board in 2020, the CCSM sets out the standards that board members and employees must abide by when handling sensitive information or trading in securities markets on their own behalf. It outlines the necessary controls and transparency to safeguard the interests of the Group’s investors as well as market integrity.
Our core units have relevant policies and tools to help detect potential violations and consistent management through a conduct framework.
Employees who are bound by the CCSM must complete mandatory training23 which outlines on the obligations contained in this code.
7.1.4. Principles of action in tax matters
Santander’s tax strategy sets out the tax principles that the entire Group must follow. The board of directors approves it and revises it regularly24.
The Group’s tax risk management and control, which draws on our internal control model, must be consistent with the principles in the tax strategy.
Since 2010, we've adhered to the Spanish Code of Good Tax Practices and the UK Code of Practice on Taxation for Banks, and more recently to the Portuguese Code of Good Tax Practices. We also participate in cooperative compliance initiatives led by tax authorities. Since 2015, we've voluntarily submitted an annual Tax Transparency Report to Spain's Tax Authority.

For more details on the Group's tax contribution, see section 8. 'Our progress in figures'.

23 When joining and renewing every three years
24 Last updated in October 2022.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Core principles of Santander’s tax strategy

→Satisfy our tax obligations based on a reasonable interpretation of tax laws, grounded on their spirit and intention.
→Respect the rules on transfer pricing and pay taxes in each jurisdiction according to our operations, assumed risks and profits.
→Not give tax advice or planning strategies when marketing and selling financial products and services. Not engage in transactions or activities that enable our customers to avoid paying taxes.
→Communicate Santander's total tax contribution clearly, distinguishing between taxes borne by the Group and by third parties for each jurisdiction as well as any other information necessary to comply with generally accepted reporting standards on sustainability.
→Not create, or acquire a stake in, entities registered in countries or territories considered 'non-cooperative jurisdictions' without board approval; and properly monitor the Group's operations in such territories25.

For more details on the Group’s tax strategy, visit our corporate website santander.com.
7.2 Ethical channels
GRI 2-26, 205-3, 406-1
Canal Abierto is our global ethical, anonymous and confidential channel for reporting misconduct. It protects whistleblowers by expressly prohibiting reprisals or any negative consequence against them. Every unit in the Group administers its own ethical channel in different languages including local according to the common standards of the corporate Canal Abierto.
Minimum standards include subsidiary CEOs endorsement, communication to employees of the importance of using the channel, information on how incidents have been handled and lessons learned, easy access to the channel and anonymity (if desired), external platforms to receive reports according to best practice, mechanisms to manage conflicts of interest in internal investigations of the reports, and regular internal audits. These standards have been part of our Canal Abierto policy since 2020.
Canal Abierto is mainly set up to receive reports from employees; however, some subsidiaries’ local channels are open to vendors, customers, investors and other stakeholders, who can report violations of the GCC. Business incidents or complaints outside of Canal Abierto’s scope are not accepted on these channels.
In 2023, Banco Santander, S.A. made these amendments to Canal Abierto to comply with Spain's law (Whistleblower Protection Act):
•Revised the Canal Abierto policy and the related usage and operation procedure, which the board of directors had approved in June. Both are available on our corporate website and the Canal Abierto platform.
•The Chief Compliance Officer appointed as responsible for Canal Abierto at Banco Santander, S.A..
•We made these changes to the channels we run in our other units in Spain (Santander Digital Consumer Bank, Openbank and PagoNxt) and shared them with the rest of the Group’s units as best practice.
We also worked on a protocol to standardize internal investigations in the Group´s units with less tradition in this matter.
In 2023, the Group’s channels received 3,611 reports26, relating to: i) violations of our General code of conduct (63.4%), with key concerns over workplace harassment, internal fraud, product marketing, and anti-money laundering; ii) human resources-related conduct (30.2%), with key concerns over conflict due to a lack of leadership, and a failure to demonstrate corporate behaviours; and iii) other categories (6.4%).
The Group received 125 reports about equal opportunity and non-discrimination; 12 led to disciplinary action, including 6 dismissals. There is no record of any lawsuits filed by an employee or their representatives against Banco Santander, S.A. in relation to incidents of discrimination or violation of fundamental rights.27
The Group also received 15 reports regarding corruption, which led to 2 dismissals.
We received 267 reports from third parties (207 from customers and 60 from vendors).
All reports submitted on Canal Abierto are handled appropriately, whether they are found to be substantiated or not.
In 2023, the number of closed reports and disciplinary actions has decreased due to the fact that in Brazil, cases identified by the control areas are no longer considered for Canal abierto purposes.

	2023	2022
Received reports	3,611	3,935
Closed reports	2,929	3,477
Disciplinary action	655	907
which led to dismissal	366	387
25 At 2023 year end, we had one subsidiary and three branches in offshore jurisdictions. For more details, see Note 3 c) to the consolidated financial statements.
26 Not including PagoNxt entities outside Headquarters or the SCF joint ventures with Stellantis.
27 For more details, see section 10.4 'Global Reporting Initiative (GRI) content index' (2-27).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

7.3 Environmental, social and climate change risk management
GRI 2-23, 2-24, 2-25, 3-3, 411-1, 413-2, FS2, FS3, FS10, FS11
Santander embeds environmental and social standards in risk management, focusing on priority sectors to support sustainable and inclusive growth and uphold human rights.
Our Environmental, social and climate change (ESCC) risk management policy (which we review every year) sets out the standards for investing in, and providing financial products and services28 to companies and customers in oil and gas, power generation and distribution, mining and metals, and soft commodities (especially retail customers dedicated to farming and ranching in the Amazon).
A financial manager completes a questionnaire before a team of analysts conducts an overall assessment of the client's ESCC risks in the applicable sectors29.
The ESCC risk and compliance departments delve deeper into cases that uncover red flags. They submit the findings of their analysis (and its impact on credit and other risks) to the bank’s risk approval committees, who use them in decision-making.
According to the methodology we use to analyse customers’ climate transition plans, we carry out an annual assessment of ESCC risk for CIB clients in sectors where we have set decarbonization targets (oil and gas, power generation, automotive, steel, and aviation) to categorize them based on their greenhouse gas emissions, emissions targets, and transition risk management.
The Group applies the precautionary principle to its analysis and management of core ESCC risk.
In 2023, the ESCC risk and compliance departments worked with the business units to strengthen governance and ESCC risk management in sustainable finance transactions. We set up teams of experts to assess sustainable finance for new customer segments. These teams participate in expert panels to establish criteria and ensure consistency in operations tagging. We continued to ensure that we understand how ESCC risk affects our customers so as to make our risk assessments more rounded and to offer customers support in their transition.
In addition to the analysis performed by the ESCC risk teams, the Financial crime compliance (FCC) teams establish controls to mitigate environmental crimes detailed in the following section.

For more details on environmental, social and climate risk management, see ‘Risk, compliance & conduct management’ chapter.

For more information on Santander’s environmental, social and climate change risk management policy, see section 9.2 'Main internal regulations and governance'.
Equator Principles
Equator Principles (EP) is a voluntary framework for financial institutions to identify, assess, and manage environmental and social risks when financing projects. We have been applying these principles to project-related transactions (especially project finance) since 2009.
The Group has an internal procedure to manage the environmental and social (E&S) risks of project-related transactions. This procedure guides the application of the EP.
The assessment of transactions that potentially require application of EP starts with a Preliminary Assessment conducted by Front Office. The ESCC Risk Global function sits at CIB, reporting directly to Global Head of CIB Risk. ESCC Risk oversees Front Office´s Preliminary Assessment; also providing training and ad-hoc support to Front Office. Based on the conclusions of the Preliminary Assessment, an environmental and social risk review is conducted for applicable transactions, according to the following guidelines:
•For projects with minimal or no adverse environmental and social risks and/or impacts (category C), the initial assessment is considered sufficient.
•For projects with potential limited adverse environmental and social risks and/or impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures (category B) in designated countries, the Front Office must complete a due diligence questionnaire that includes the findings of the E&S risk assessment. The ESCC risk area provides guidance throughout this process.
•For category A (with potential significant adverse environmental and social risks and/or impacts that are diverse, irreversible or unprecedented) and B projects that involve high-risk factors or are in non-designated countries, the ESCC risk area manages the due diligence procedure and prepares an E&S risk assessment report.
•The findings of the E&S assessment form part of the application for financing that is submitted to the risk approval committees before a decision is made.
•We also use other E&S policies, procedures and rules when deciding to grant project financing or project-related business loans.
In 2023, we analysed 41 projects that fell within the scope of the Equator Principles (for more details, see table 8.7 ’Equator Principles).
Human rights protection
Our board-approved Responsible banking and sustainability policy sets out Santander’s ESG commitments, including human rights protection for our employees, customers, suppliers and the communities we serve. It upholds the highest standards, such as the United Nations Guiding Principles on Business and Human Rights (UNGPs) and the Universal Declaration of Human Rights.
•We run initiatives to combat discrimination, forced labour, and child exploitation as well as to preserve freedom of association and collective bargaining, our employees’ health, and decent employment.

For more details, see section 4. 'Acting responsibly towards employees'.
28 Transactions that entail credit risk, insurance, advisory services, equity, and asset management.
29 Sectors covered by the ESCC Risk management policy and additional tactical sectors included in the CIB Procedure, as well as other material businesses and sectors depending on the geography and local legal requirements

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•We protect our customers’ human rights through responsible business practices and the protection of their data.

For more details, see section 5. 'Acting responsibly towards customers’ .
•We improved our supplier questionnaires and environmental, social and human rights analysis to respect for human rights throughout our supply chain.

For more details, see section 7.5 'Acting responsibly towards suppliers’.
We're also enhancing human rights questionnaires to include risks to customers in the supply chain under our ESCC risk management policy.
We also assess the human rights impact on transactions that fall within the scope of the Equator Principles.
Grievances mechanism
Canal Abierto is our grievance mechanism to protect human rights in the Group’s operations, according to principle 31 of the UNGPs. It can be found at https://secure.ethicspoint.eu/domain/media/eseu/gui/105329/index.html

For more details, see section 7.2 'Ethical channels’.
7.4 Financial crime compliance and relations with political parties
GRI 205-2, 3-3, 415-1
SASB FN-AC-510a.1, FN-CB-510a.1, FN-IB-510a.1
Financial crime compliance (FCC) for vulnerable customers
Our FCC due diligence for customers supports the Group's commitment to 'reducing the stigma in providing financial services to vulnerable customers', so that our business units mitigate financial crime risk responsibly. In 2023, the United Nations singled out Santander’s leading practices in its report Strengthening Financial Inclusion to Protect Against Modern Slavery: Applying Lessons to Bank Forcibly Displaced Persons/ Refugees. Three of the report’s five case studies were on Santander: Openbank, Santander España and Santander Polska.
FCC tackling environmental crime
Sectors with high exposure to environmental crime are considered 'restricted' and subject to further due diligence requirements. Our customer screening tools include specific terms and content related to environmental crime.
We engage in various public-private partnerships as part of our commitment to detect, disrupt and deter environmental crime. Our Head of Financial Crime Compliance Framework & Policies continues to chair the quarterly United Nations Office on Drugs and Crime's (UNODC) private sector dialogue on the disruption of financial crimes related to forestry crimes. In 2023 this initiative extended to cover all environmental crime. Financial institutions, authorities, investigative law enforcement units and supranational governmental bodies came together to discuss intelligence sharing, typologies and policy strategies on disrupting the financial crime networks behind all crimes against nature. In 2023, Santander continued to play a pivotal role in the launch of the Latin American chapter of the United for Wildlife’s Financial Taskforce against illegal wildlife trade.
FCC for anti-bribery and corruption, and training
The Group continued to prioritize embedding its anti-bribery and corruption (ABC) compliance framework in 2023, with a strong commitment from marketing, sponsorships, supplier management, human resources and other key functions that are exposed to high ABC risk. The Group’s training plan continued to combine introductory ABC courses with more detailed and customized content for certain teams. In 2023, stand-out sessions included technical training on penalty enforcement,
ABC risk awareness workshops with staff from the Acquisitions team, and courses for board members.
Relations with political parties
Santander is committed to the principles of transparency, honesty and impartiality in its engagement with political parties and other entities with public and social purposes that are also political in nature. These principles prohibit any act of corruption by Santander’s employees and managers.
Our board executive committee-approved policy on political party funding (available on our corporate website) has applied to all our subsidiaries worldwide since 2016. Except as provided below, it prohibits making monetary or in-kind donations and contributions to elections. However, it allows subsidiaries to sponsor special events or activities, provided they have been approved by the Group executive committee and are consistent with Santander's objectives and operations. Santander US participates in a US political action committee with full transparency and in compliance with US law.
Grupo Santander may only finance political parties on an exceptional and arm's length basis approved by the Group executive committee. The policy prohibits total or partial debt cancellation for political parties and their affiliates. While the terms of any debt may be negotiated, the interest rate charged may never be below the market rate. In addition, this policy applies to electoral candidates of political parties to the extent provided by local law.

For more details on financial crime, see section 7.2 ‘Compliance and conduct risk management’ in ‘Risk management and compliance’ chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

7.5 Acting responsibly towards suppliers
GRI 3-3, 204-1, 308-1, 308-2, 414-1, 414-2
Our corporate third-party certification policy provides a methodology for all subsidiaries to make sure that our suppliers meet the Group’s minimum requirements. In addition to traditional legal, tax, technical and ethical standards, it includes such sustainability standards as human rights and diversity and inclusion for suppliers that provide risk services to the Group. Risk services are services provided by suppliers that handle highly sensitive data or where a disruption in their services could severely damage the business.
ESG standards in procurement
In 2023 we continued to work on procedures to assess our suppliers’ compliance with ESG standards.
•3,001 suppliers30 representing 43%31 of those that provide risk services32, have completed a Group33 certification that includes, among others, ESG aspects such as the existence of codes of conduct and anti-corruption policies, human and labour rights, or other elements included in international standards such as UN Global Compact.
•We worked on drawing up and implementing a new ESG approval methodology to classify our suppliers according to risk, including a criticality assessment.
The assessment consists of questionnaires on carbon footprint, gender and disability inclusion, flexible working, minimum wage, good corporate governance and other factors.
We use the assessment findings to work with suppliers on remediation plans and specific ESG training.
ESG standards in suppliers' negotiations
In 2023 we introduced ESG standards in tenders for certain product and service taxonomies with an environmental and social impact.
The ESG standards we require in tenders include the product or service's carbon footprint, the use of recycled or renewable materials, energy efficiency, accessibility for people with disabilities, and corporate social responsibility compliance in the supply chain.

Supporting our suppliers’ sustainability transition
We have created initiatives to support our suppliers and help them meet the requirements of domestic, European and international ESG regulatory frameworks:
→We work with our most important suppliers on sustainability action plans to enhance their understanding of ESG.
→We promote the UN Global Compact training programme to help our suppliers access knowledge and tools to tackle sustainability challenges.
Other key aspects
→10,937 million euros were paid to suppliers. 91% of our suppliers are locally based, accounting for 94%34 of our turnover.
→In 2023, we implemented a new corporate tool to standardize certification in all our core markets as well as to review key risks such as cybersecurity, business continuity, physical security, facilities and data protection, anti-bribery and corruption, data integrity and other additional risks.
→We built up expert teams in our markets to consider ESG standards in negotiations and risks assessments under the new methodology.
→We’re working to extend our ethical channels for suppliers to the rest of our core markets.

30 Geographies with other local certification processes that do not include review of similar ESG criteria (USA, Peru, Colombia, Asia, Poland and wholesale branches) are not considered.
31 The remaining 57% have been exempted on the basis of the criteria defined in the Group's third-party certification policy.
32 Data at the end of November
33 This certification is done through specific questionnaires about different topics (including ESG issues), and is subject to the approval of the corresponding local supplier forum, in case that any of these questionnaires are not passed. If this situation occurs, the forum will assess each case based on the Group's risk appetite in the matter and the mitigation plans which mitigate that risk.
34 Geographies with local payment systems such as Poland, Uruguay and some Santander Digital Consumer Bank companies are not considered in the data.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8. Our progress in figures
GRI 2-4
8.1 Tax contribution    71
Table 1. Total taxes paid    71
8.2 Customers    72
Table 2. Group customers    72
Table 3. Dialogue by channel    72
Table 4. Group NPS    73
Table 5. Group NPS by channel    73
Table 6. Customers satisfaction    73
Table 7. Total complaints    74
8.3 Financial inclusion    74
Table 8. Financially empowered people    74
Table 9. Microfinance    74
8.4 Community investment    75
Table 10. Community investment    75
Table 11. Outputs and outcomes    75
8.5 Employees    76
Table 12. Employees by region and gender    76
Table 13. Functional distribution by gender    76
Table 14. Workforce by age bracket    76
Table 15. Type of employment contract    77
Table 16. Yearly average of contracts by gender    77
Table 17. Yearly average of contracts by age bracket    78
Table 18. Yearly average of contracts by role    78
Table 19. Employees working in their home countries    78
Table 20. Employees with disability by region    78
Table 21. Headcount covered by collective agreement    79

Table 22. New hires by age bracket    79
Table 23. New hires by gender    79
Table 24. Dismissals    79
Table 25. External turnover rate by gender    80
Table 26. External turnover rate by age bracket    80
Table 27. Remuneration by role, gender and region    81
Table 28. Average remuneration of senior management    81
Table 29. Ratio of the bank’s minimum annual salary to the legal minimum annual salary by country and gender    82
Table 30. Training    83
Table 31. Hours of training by category    83
Table 32. Hours of training by gender    83
Table 33. Absenteeism by gender and region    83
Table 34. Accident rate    83
Table 35. Occupational health and safety    84
8.6 Green transition    84
Table 36. Green finance    84
Table 37. Financed emissions for alignment    84
Table 38. Environmental footprint    85
8.7 Equator principles    86
Table 39. Equator principles    86
8.8 Country by country report
(according to GRI 207-4    87
Table 40. Country by country report
(according to GRI 207-4)    87

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8.1 Tax contribution
GRI 201-1
In 2023, our tax contribution totalled EUR 19,914 million, including EUR 9,664 million in taxes directly paid by the Group and the rest in collected taxes originating from our business operations with third parties. We pay taxes in the jurisdictions where we earn a profit. Thus, the profits obtained, and the taxes accrued and paid, correspond to the countries where we operate.
For every EUR 100 in total income, EUR 35 are taxed, including EUR 17 in taxes paid directly by Santander and EUR 18 in taxes collected from third parties.
The taxes Santander pays directly (see table below) are included in the cash flow statement and mainly stem from the corporate income tax paid (EUR 5,214 million, which represents an effective rate of 31.7%). They also include non-recoverable value added tax (VAT), employers' social security contributions, charges levied on banks and financial transactions in Spain, the UK, Poland, Portugal, Brazil and Argentina, and other taxes. Total taxes paid directly by the Group amount to 58.7% of the profit before tax.
The taxes we accrue and the amounts we pay do not usually match because the laws in some countries dictate a different payment date than when income was generated or an operation was taxed. Therefore, the corporate income tax accrued during the accounting period is EUR 4,276 million, which represents an effective rate of 26% (see note 27 of the consolidated annual accounts).

1. Total taxes paid
EUR million
2023
Jurisdiction	Corporate income taxA	Other taxes paid	Total taxes paid by the GroupB	Third-party taxesC	Total contribution
Spain	323	1,310	1,633	1,642	3,275
UK	728	500	1,228	569	1,797
Portugal	302	190	492	220	712
Poland	150	281	431	252	683
Germany	173	90	263	2	265
Rest of Europe	518	282	800	(3)	797
Total Europe	2,194	2,653	4,847	2,682	7,529
Brazil	1,396	583	1,979	3,141	5,120
Mexico	840	497	1,337	916	2,253
Chile	167	93	260	352	612
Argentina	54	389	443	2,186	2,629
Uruguay	57	100	157	50	207
Rest of Latin America	48	20	68	16	84
Total Latin America	2,562	1,682	4,244	6,661	10,905
United States	446	111	557	898	1,455
Other	12	4	16	9	25
TOTAL	5,214	4,450	9,664	10,250	19,914
A. The Group's income tax for the year 2022 amounted to EUR 5,498 million.
B. Total own taxes paid for all these concepts amounted to EUR 9,664 mn, broken down as EUR 5,214 mn in corporate income tax, EUR 1,004 mn in non-recoverable VAT and other sales taxes, EUR 1,766 mn in employer-paid payroll taxes, EUR 85 mn in property taxes, EUR 224 mn in Spanish temporary bank levy, EUR 385 mn in bank levies and EUR 986 mn in other taxes.
C. Total third-party taxes amounted to EUR 10,250 mn, broken down as EUR 2,946 mn in salary withholdings and employees' social security contributions, EUR 768 mn in recoverable VAT, EUR 2,217 mn in tax deducted at source on capital, EUR 310 mn in non-resident taxes, EUR 417 mn in property taxes, EUR 217 mn in stamp taxes, EUR 2,017 mn in taxes related to the financial activity and EUR 1,358 mn in other taxes.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8.2 Customers
GRI 2-26,2-29, FS6

2. GROUP CUSTOMERSA
	2023	2022	var.
Europe	46,293,433	45,563,811	2%
Spain	15,022,877	14,319,525	5%
United Kingdom	22,480,761	22,402,482	—%
Portugal	2,908,192	2,922,944	(1)%
Poland	5,877,433	5,696,967	3%
Others EuropeB	4,170	221,894	(98)%
South America	73,028,442	69,553,448	5%
BrazilC	62,804,350	60,117,170	4%
Chile	4,052,314	3,577,094	13%
Argentina	4,771,370	4,385,406	9%
Others South AmericaD	1,400,408	1,473,778	(5)%
North America	25,027,302	24,980,487	—%
United StatesF	4,510,043	4,523,339	—%
México	20,517,259	20,239,179	1%
Others- North AmericaF	0	217,969	(100)%
Digital Consumer Bank	20,192,858	19,746,178	2%
Santander Consumer BankG	17,665,556	17,793,206	(1)%
Santander Digital	2,527,302	1,952,972	29%
Total	164,542,034	159,843,924	3%
A. Figures corresponding to total customers. 2022 data has been redefined to accommodate 2023 reporting segments.
B. Includes the rest of Private Banking and other CIB Europe. In 2023 Superdigital is not included, because it is a business that has been discontinued.
C. Private Banking: Decision groups.
D. Includes Uruguay, Peru and Colombia. In 2023 Superdigital is not included, because it is a business that has been discontinued.
E. Includes BPI Miami
F. In 2023 Superdigital is not included, because it is a business that has been discontinued.
G. SCF includes customers in all European countries, including the UK.

3. DIALOGUE BY CHANNEL
	2023	2022	Var .2023/2022%.
Branches
Number of branches	8,518	9,019	(5.6)%
Digital bankingA
Digital customersB (millions)	54.2	51.5	5.2%
A.    Santander Consumer Finance not included.
B.    Counts once for customers of both Internet and mobile banking.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4. GROUP NPS
	2022	2021	2020	2019
Argentina	1	1	2	3
Brazil	4	3	1	2
Chile	1	1	1	1
Uruguay	2	2	2	3
Spain	3	2	2	2
Poland	3	3	3	4
Portugal	2	2	3	1
UK	5	6	3	6
Mexico	2	3	4	4
USA	9	9	8	9
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

5. GROUP NPS BY CHANNELA
	2023	2022	2021
Branch	70	66	64
Contact center	72	60	43
InternetB	67	62	58
Mobile	67	65	69
A. Internal NPS. Monthly data. Last information available from December 2023 (it may vary throughout the year). Obtained from customer surveys issued within 48 hours of their contact with the bank via any channel. Weighted average of active Group customers.
B. Internet: Excluding Chile and Uruguay.

6. CUSTOMER SATISFACTIONA
	2023	2022	2021	2020
Argentina	92	93	91	90
Brazil	88	88	n/a	89
Chile	89	90	90	87
Uruguay	95	97	96	93
Spain	89	89	84	87
Poland	95	95	96	99
Portugal	86	90	90	86
UK	96	96	95	94
Mexico	98	94	94	95
USA	89	89	88	87
GroupB	91	92	92	91
A. Net customer satisfaction: calculation of 100% of customers minus percentage of dissatisfied customers.
B. Linear average of net satisfaction across all geographies.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

7. TOTAL COMPLAINTSA
	2023	2022	2021
SpainB	88,326	76,272	120,953
PortugalC	4,789	3,584	3,570
United KingdomD	25,309	20,624	20,069
PolandE	6,272	5,169	5,179
Brazil	207,211	215,906	195,340
Mexico	68,565	70,100	82,033
Chile	8,441	7,873	8,009
Argentina	5,525	5,294	5,013
USF	5,712	1,717	3,205
SCFG	33,074	29,777	35,215
A. Compliance metrics based on group-wide criteria, homogeneous for all geographies.
B. Spain increases only due to a rebound in claims for mortgage formalization expenses, with a general reduction in the rest of the cases.. Includes Open Bank S.A.
C. Portugal increased mainly due to cost of living crisis with regulatory changes in mortgages
D. The United Kingdom is affected by a change in the perimeter where insurance has been included, once complaints for personal protection insurance (PPI) have been standardized.
E. Poland increased due to changes in terms and conditions and operational changes.
F. The United States has included the Santander Consumer unit in the report.
G. The increase in SCF is mainly due to complaints for the reduction of upfront costs in case of early repayment of CQS in SCF Italy and discretionary management fees in SCF UK.

8.3 Financial inclusion
GRI 203-1, 203-2, 413-1

8.1 Financially included peopleA
million people (Accumulated since 2023)	2023
Access	1.0
Finance	0.8
Total	1.8
A. During 2023 a new public target of Financially Included People has been made, which considers Access and Finance initiatives (the previous commitment also considered Financial Education initiatives). As a result, the methodology for calculating Financially Included People has been redefined, and the difference with the previous year does not allow full comparability (-0.2 million vs 2022). Data for 2023 reflect only new financially included persons vs. previous year. Unique people. Each year only new financially included people are added.

8.2 People helped through Financial education initiativesA,B
million people	2023	2022	2021
Financial educationA	11.5	2.7	1.3
A. As a result of what is explained in note A of the table above, the methodology for calculating the number of people helped through financial education initiatives has also been redefined, and the difference with the previous year is not comparable. 2023 figures now includes social media initiatives to promote financial education, which makes the figure increase significantly year on year.
B. Unique people. Each year only new people helped are added.

9. Microfinance
million euros / people	2023	2022	2021
Total credit disbursedA	1,172.3	950.0	571.0
Total micro-entrepreneurs supportedB	1.2	1.6	1.0
A.The increase in credit disbursed is mainly due to the bank's commitment to expand its microfinance programmes in Latin America.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8.4 Community investment
GRI 203-1, 203-2, 413-1, FS7
10. Community investment
At Banco Santander, we measure our investment in community outreach according to the Business for Societal Impact (B4SI)1 methodology, which is an international benchmark for the Global Reporting Initiative (GRI), S&P Dow Jones Sustainability Index and other standards and indices.

million euros	2023	2022	2021
Support for higher education, employability, and entrepreneurship	105	100	106
Other local initiatives	69	63	46
Total	174	163	152
11. Outputs and outcomes
We have developed internal methodologies to measure people helped of our Santander Universities programme and our local community support initiatives, respectively.

11.1 People helped through Santander Universities programmes
people helped	2023	2022	2021
Higher educationA	28,849	49,490	40,632
EmployabilityB	463,045	195,798	98,480
EntrepreneurshipA	7,036	20,739	23,120
TotalA	498,930	266,027	162,232
A. The variation in Education and Entrepreneurship programmes respond to the reclassification derived from the new taxonomy of Santander Universities, approved in 2023 and aligned to the People Helped internal methodology. This new taxonomy also includes a correction factor of 10% on the total consolidated data for the year to avoid duplication.
B. The increase in the number of people helped in Employability is mainly due to the extension of our portfolio programmes to new types of courses as part of Santander Universities' strategy to support employability. Furthermore this also considers changes in taxonomy to align to the People Helped internal methodology.

11.2 People helped from local initiativesA
million people	2023	2022	2021
Support for childhood education	0.6	0.4	0.8
Support for social welfare	1.0	0.9	1.3
Support for the arts and science	0.1	0.0	0.0
Others	0.5	1.0	0.0
Total	2.2	2.3	2.1
A. The nature and depth of initiatives is very diverse, both between them and comparing to initiatives of
Santander Universities.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8.5 Employees
GRI 2-7, 2-30, 202-1, 202-2, 401-1, 403-9, 403-10, 404-1, 405-1, 405-2
SASB FN-AC-330a.1, FN-IB-330a.1, FN0102-06

12. EMPLOYEES BY REGION AND GENDERA
	No employees		% men		% women
Region	2023	2022	2023	2022	2023	2022
Spain	35,266	34,153	53	52	47	48
Brazil	57,868	55,632	46	44	54	56
Chile	9,576	9,544	44	44	56	56
Poland	13,361	13,053	34	33	66	67
Argentina	8,365	8,228	51	52	49	48
Mexico	31,239	29,389	47	47	53	53
Portugal	5,303	5,251	51	51	49	49
UK	24,221	22,905	47	45	53	55
USA	12,579	13,971	44	43	56	57
Others	14,986	14,336	51	50	49	50
Total	212,764	206,462	47	46	53	54
A.    At year end. Employee data is broken down according to geographical criteria (2022 data has been updated to this criteria) and cannot be compared to the figures in the 'Economic and financial review' chapter, which follow management criteria.

13.1 DISTRIBUTION BY ROLE AND GENDER 2023A
	Senior executivesB					Other executivesC					Other employees
	Men		Women		Total	Men		Women		Total	Men		Women		Total
Europe	1,073	68.2%	500	31.8%	1,573	10,704	58.4%	7,629	41.6%	18,333	31,413	45.2%	38,062	54.8%	69,475
North America	202	71.1%	82	28.9%	284	3,778	60.0%	2,522	40.0%	6,300	16,387	43.7%	21,111	56.3%	37,498
South America	305	68.4%	141	31.6%	446	3,878	58.9%	2,708	41.1%	6,586	32,709	45.3%	39,560	54.7%	72,269
Group total	1,580	68.6%	723	31.4%	2,303	18,360	58.8%	12,859	41.2%	31,219	80,509	44.9%	98,733	55.1%	179,242
A. At year end.
B. Includes Group Sr. Executive VP. Executive VP and VP.
C. The variation in executives includes the effect of internal reclassification and harmonization of the management levels of employees carried out across Grupo Santander.

13.2 DISTRIBUTION BY ROLE AND GENDER 2022A
	Senior executivesB					Other executives					Other employees
	Men		Women		Total	Men		Women		Total	Men		Women		Total
Europe	1,093	69.6%	478	30.4%	1,571	6,779	63.5%	3,893	36.5%	10,672	33,041	44.7%	40,919	55.3%	73,960
North America	221	77.0%	66	23.0%	287	1,334	68.2%	621	31.8%	1,955	18,300	44.3%	23,055	55.7%	41,355
South America	320	70.5%	134	29.5%	454	3,147	60.0%	2,096	40.0%	5,243	31,108	43.8%	39,857	56.2%	70,965
Group total	1,634	70.7%	678	29.3%	2,312	11,260	63.0%	6,610	37.0%	17,870	82,449	44.3%	103,831	55.7%	186,280
A.    At year end.
B. The higher number of women senior executives is due to the progress made on the public Responsible Banking commitment regarding women in senior executive positions, which aims to have women in 35% of senior management roles by 2025.

14.1. WORKFORCE BY AGE BRACKET 2023A
Number and % of total
	aged <= 25		aged 26 - 35		aged 36 - 45		aged 46 - 50		age over 50
Europe	5,563	6.22%	19,992	22.37%	29,111	32.57%	14,320	16.02%	20,395	22.82%
North America	5,206	11.81%	17,859	40.51%	11,713	26.57%	3,427	7.77%	5,877	13.33%
South America	12,311	15.52%	30,516	38.48%	24,156	30.46%	6,101	7.69%	6,217	7.84%
Group total	23,080	10.85%	68,367	32.13%	64,980	30.54%	23,848	11.21%	32,489	15.27%
A.    At year end.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

14.2. WORKFORCE BY AGE BRACKET 2022A,B
Number and % of total
	aged <= 25		aged 26 - 35		aged 36 - 45		aged 46 - 50		age over 50
Europe	4,875	5.66%	19,393	22.49%	29,500	34.22%	13,775	15.98%	18,660	21.65%
North America	5,114	11.73%	17,634	40.45%	11,430	26.22%	3,448	7.91%	5,971	13.70%
South America	12,306	16.05%	29,663	38.69%	23,034	30.05%	5,863	7.65%	5,796	7.56%
Group total	22,295	10.80%	66,690	32.30%	63,964	30.98%	23,086	11.18%	30,427	14.74%
A.    At year end.

15.1. TYPE OF EMPLOYMENT CONTRACT IN 2023A
	Permanent/Full-time					Permanent/Part-time
	Men		Women		Total	Men		Women		Total
Europe	40,888	51.4%	38,681	48.6%	79,569	860	13.7%	5,434	86.3%	6,294
North America	20,216	46.5%	23,246	53.5%	43,462	107	21.7%	386	78.3%	493
South America	36,654	46.6%	41,962	53.4%	78,616	27	33.3%	54	66.7%	81
Group total	97,758	48.5%	103,889	51.5%	201,647	994	14.5%	5,874	85.5%	6,868

	Temporary/Full-time					Temporary/Part-time
	Men		Women		Total	Men		Women		Total
Europe	1,270	40.6%	1,855	59.4%	3,125	172	43.8%	221	56.2%	393
North America	44	35.5%	80	64.5%	124	0	0%	3	100%	3
South America	211	35.2%	389	64.8%	600	0	0%	4	100%	4
Group total	1,525	39.6%	2,324	60.4%	3,849	172	43.0%	228	57.0%	400
A.    At year end.
B. From 2023 the type of contract in Brazilian contact center units will be computed as 'full-time', taking into account the standard 6-hour working day.

15.2. TYPE OF EMPLOYMENT CONTRACT IN 2022A
	Permanent/Full-time					Permanent/Part-time
	Men		Women		Total	Men		Women		Total
Europe	38,361	50.7%	37,371	49.3%	75,732	783	12.8%	5,332	87.2%	6,115
North America	19,408	45.7%	23,054	54.3%	42,462	104	23.2%	345	76.8%	449
South America	33,232	46.4%	38,409	53.6%	71,641	1,074	23.5%	3,499	76.5%	4,573
Group total	91,001	47.9%	98,834	52.1%	189,835	1,961	17.6%	9,176	82.4%	11,137

	Temporary/Full-time					Temporary/Part-time
	Men		Women		Total	Men		Women		Total
Europe	1,608	40.4%	2,372	59.6%	3,980	161	42.8%	215	57.2%	376
North America	339	49.8%	342	50.2%	681	3	60.0%	2	40.0%	5
South America	245	61.7%	152	38.3%	397	24	47.1%	27	52.9%	51
Group total	2,192	43.3%	2,866	56.7%	5,058	188	43.5%	244	56.5%	432
A.    At year end.

16. YEARLY AVERAGE OF CONTRACTS BY GENDER
	2023			2022
	Men	Women	Total	Men	Women	Total
Employees with permanent/full-time contract	95,851	104,281	200,133	88,260	97,216	185,476
Employees with permanent/part-time contracts	1,052	6,080	7,132	1,924	9,199	11,123
Employees with temporary/full-time contracts	1,516	2,310	3,826	1,921	2,545	4,466
Employees with temporary/part-time contracts	179	245	424	176	275	451
Group total	98,598	112,916	211,514	92,281	109,235	201,516

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

17.1. YEARLY AVERAGE OF CONTRACTS BY AGE BRACKET IN 2023
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Employees with permanent/full-time contract	19,753	64,064	62,171	22,962	31,183	200,133
Employees with permanent/part-time contracts	643	1,567	2,261	793	1,867	7,132
Employees with temporary/full-time contracts	820	1,682	854	207	264	3,826
Employees with temporary/part-time contracts	131	137	84	23	50	424
Group total	21,347	67,450	65,370	23,985	33,363	211,514

17.2. YEARLY AVERAGE OF CONTRACTS BY AGE BRACKET IN 2022
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Employees with permanent/full-time contract	16,667	59,627	60,092	21,592	27,498	185,476
Employees with permanent/part-time contracts	3,169	2,554	2,649	904	1,847	11,123
Employees with temporary/full-time contracts	1,153	1,966	893	208	246	4,466
Employees with temporary/part-time contracts	150	144	83	16	58	451
Group total	21,139	64,291	63,717	22,720	29,649	201,516

18. YEARLY AVERAGE OF CONTRACTS BY ROLE
	2023				2022
	Executives	Managers	Other employees	Total	Executives	Managers	Other employees	Total
Employees with permanent/full-time contract	2,262	31,531	166,340	200,133	2,194	16,304	166,978	185,476
Employees with permanent/part-time contracts	6	456	6,669	7,132	7	163	10,953	11,123
Employees with temporary/full-time contracts	18	382	3,426	3,826	20	104	4,342	4,466
Employees with temporary/part-time contracts	0	83	341	424	0	17	434	451
Group total	2,287	32,452	176,776	211,514	2,221	16,588	182,707	201,516

19. EMPLOYEES WORKING IN THEIR HOME COUNTRYA,B
	Executives		Other employees		Total
%	2023	2022	2023	2022	2023	2022
Europe	90.21	88.22	91.26	94.33	91.03	94.22
North America	77.73	91.29	94.15	99.69	91.70	99.63
South America	97.06	91.85	98.23	98.23	98.12	98.19
Group total	89.20	89.32	94.68	96.92	93.81	96.84
A.    At year end.
B. We gather the country of birth following local regulations and requirements in most of our units. Employees who preferred not to disclose this information (representing 17.8% of the total, mainly in Poland, the United Kingdom and the United States) are counted as born in the country where they are employed at the end of the year..

20.1 EMPLOYEES WITH DISABILITIES BY REGIONA,B
%	2023	2022
Europe	2.19	1.98
North America	0.92	0.67
South America	2.94	2.80
Group total	2.21	1.99
A. At year end.
B. In US and UK, employees with disabilities are counted through self-identification.

20.2. EMPLOYEES WITH DISABILITIESA,B
Number of employees	2023	2022
Spain	570	564
Rest of the Group	4,131	3,550
Group total	4,701	4,114
A. At year end.
B. In US and UK, employees with disabilities are counted through self-identification.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

21. HEADCOUNT COVERED BY COLLECTIVE AGREEMENTA
	2023		2022
Countries	%	Employees	%	Employees
Spain	99.95	35,247	99.94	34,132
Brazil	96.77	55,998	97.18	54,061
Chile	100.00	9,576	99.48	9,494
Poland	0.00	0	0.00	0
Argentina	81.06	6,781	86.05	7,080
Mexico	28.24	8,823	27.64	8,122
Portugal	88.25	4,680	90.46	4,750
UK	99.32	24,057	96.63	22,134
US	0.00	0	0.00	0
Other business units	37.51	5,621	45.98	6,592
Total Group	70.3	149,575	70.89	146,365
A. At year end. Data is broken down according to geographical criteria (2022 data has been updated to this criteria).

22.1. NEW HIRES BY AGE BRACKET IN 2023A
% of total
	aged <= 25	aged 26-35	aged 36-45	aged over 45	aged > 50
Europe	25.61	40.44	20.75	6.32	6.87
North America	29.44	44.68	16.94	4.40	4.53
South America	32.23	42.37	18.94	3.57	2.89
Group total	29.79	42.40	18.95	4.50	4.35
A.In 2023, the calculation criteria and systems for all geographies have been unified.

22.2. NEW HIRES BY AGE BRACKET IN 2022A
% of total
	aged <= 25	aged 26-35	aged 36-45	aged over 45	aged > 50
Europe	31.23	39.98	19.94	4.84	4.02
North America	34.00	40.65	16.22	4.04	5.09
South America	41.69	38.02	15.59	2.54	2.15
Group total	37.01	39.20	16.88	3.52	3.39
A. UK categorises all new employee registrations as new hires.

23. NEW HIRES BY GENDERA
	2023			2022
	Men	Women	Total	Men	Women	Total
Europe	14.66%	12.79%	13.68%	15.10%	13.55%	14.28%
North America	26.74%	22.27%	24.31%	30.00%	26.42%	28.05%
South America	27.84%	28.29%	28.09%	28.97%	31.02%	30.10%
Group total	21.97%	20.71%	21.29%	23.23%	22.92%	23.06%
A. UK categorises all new hires as new hires.

24. DISMISSALSA
by gender and role	2023						2022
	Men	%B	Women	%B	Total	%B	Men	%B	Women	%B	Total	%B
Senior executives	57	3.58%	18	2.63%	75	3.28%	58	3.55%	17	2.51%	75	3.24%
Other executivesC	759	4.17%	612	4.72%	1,371	4.22%	378	3.36%	216	3.27%	594	3.32%
Other employees	5,226	6.89%	7,497	7.77%	12,723	7.20%	5,771	7.00%	7,837	7.55%	13,608	7.31%
Total Group	6,042	6.13%	8,127	7.20%	14,169	6.70%	6,207	6.51%	8,070	7.26%	14,277	6.92%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

by gender and age	2023			2022
	Men	Women	Total	Men	Women	Total
aged <=25	960	1,547	2,507	1,002	1,546	2,548
aged 26-35	2,100	2,608	4,708	2,025	2,719	4,744
aged 36-45	1,609	2,308	3,917	1,539	2,229	3,768
aged 46-50	502	619	1,121	558	594	1,152
aged >50	871	1,045	1,916	1,083	982	2,065
Total Group	6,042	8,127	14,169	6,207	8,070	14,277
A.    Dismissal: termination of permanent employment determined unilaterally by the company. It includes voluntary resignations in restructuring processes.
B. Ratio of dismissals to the total number of employees in each group.
C. The variation in executives includes the effect of internal reclassification and harmonization of the management levels of employees carried out across Grupo Santander.

25. EXTERNAL TURNOVER RATE BY GENDERA
% of total	2023			2022
	Men	Women	Total	Men	Women	Total
Europe	9.60	10.49	10.07	10.36	10.30	10.33
North America	25.31	23.29	24.21	31.28	28.35	29.68
South America	22.88	29.37	26.41	24.68	30.89	28.09
Group total	17.69	20.40	19.14	19.90	21.93	20.99
A. Excludes temporary leaves of absence and transfers to other Group companies.

26.1 EXTERNAL TURNOVER RATE BY AGE BRACKETA 2023
% of total
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Europe	28.31	15.38	7.30	4.57	8.45	10.07
North America	39.96	25.87	19.06	18.75	20.74	24.21
South America	51.95	25.17	20.17	16.25	18.71	26.41
Group total	43.94	22.55	14.26	9.68	12.72	19.14
A.    Excludes temporary leaves of absence and transfers to other Group companies.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

26.2. EXTERNAL TURNOVER RATE BY AGE BRACKETA 2022
% of total
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Europe	31.10	16.62	6.96	4.27	8.29	10.33
North America	60.66	30.29	21.09	20.04	23.38	29.68
South America	51.78	27.80	20.06	16.65	22.76	28.09
Group total	49.29	25.21	14.20	9.77	14.00	20.99
A. Excludes temporary leaves of absence and transfers to other Group companies.

27. REMUNERATION BY ROLE, GENDER AND REGIONA
	Senior executivesB				Other executives
	Men	Women	GPG ratio (Median)C	GPG-SAB ratio (Median)D	Men	Women	GPG ratio (Median)C	GPG-SAB ratio (Median)D
Europe	498,350	348,263	18.8%	13.3%	147,649	108,662	15.1%	15.1%
North America	796,406	576,925	29.0%	13.7%	150,795	97,475	29.3%	30.5%
South America	584,353	325,287	35.6%	20.0%	158,856	134,045	12.7%	9.9%
Group total	550,670	368,162	28.0%	17.9%	150,169	108,384	20.0%	18.8%

2023 average remuneration	493,914	134,691
2022 average remuneration	469,180	132,943
Variation 2023 vs. 2022 (%)	5.3%	1.3%

	Other employees				Total
	Men	Women	Ratio GPG (Median)C	GPG-SAB ratio (Median)D	Men	Women	Ratio GPG (Median)C	GPG-SAB ratio (Median)D	Total employees
Europe	54,880	43,839	17.9%	16.3%	80,843	52,404	22.4%	19.8%	65,983
North America	51,546	36,278	19.8%	22.6%	74,118	43,176	30.2%	28.0%	57,110
South America	30,464	22,611	21.8%	24.5%	40,607	25,735	25.9%	29.1%	32,666
Group total	44,223	33,846	23.3%	22.4%	64,318	40,310	27.8%	29.0%	51,535

2023 average remuneration	38,516	64,318	40,310	27.8%	29.0%	51,535
2022 average remuneration	38,276	60,793	37,606	30.2%	29.8%	48,232
Variation 2023 vs 2022 (%)	0.6%	5.8%	7.2%	(7.8%)	(2.6%)	6.8%

By age bracket
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
2023 average remuneration	14,792	29,882	51,887	70,415	79,958	51,535
2022 average remuneration	14,060	27,551	48,002	65,336	74,744	48,232
Variation 2023 vs 2022 (%)	5.2%	8.5%	8.1%	7.8%	7.0%	6.8%
A. The average total remuneration of employees includes annual base salary, pensions and variable remuneration paid in the year.
B. Includes Group Sr. Executive VP. Executive VP and VP.
C. GPG Ratio (median) includes annual base salary and variable remuneration paid in the year.Gender Pay Gap has decreased for 2nd consecutive year and it becomes the lowest historical data.
D. GPG Ratio - ABS (median) includes annual base salary paid in the year.

28.1 AVERAGE REMUNERATION OF SENIOR MANAGEMENT (with variable remuneration not linked to long-term objectives)
Thousand euros	2023			2022
	Men	Women	Total	Men	Women	Total
Executive directors	8,257	11,544	9,900	9,086	11,001	10,044
Non-executive directors	368	327	352	285	304	292
Senior management	4,112	1,645	3,583	4,365	1,574	3,767

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

28.2 AVERAGE VARIABLE REMUNERATION OF SENIOR MANAGEMENT LINKED TO LONG-TERM OBJECTIVES (fair value)
Thousand euros	2023			2022
	Men	Women	Total	Men	Women	Total
Executive directors	1,537	2,243	1,890	1,436	2,128	1,782
Senior managementA	563	189	483	597	191	510
A. Additionally, in 2023, one senior executive received EUR 200,000 of the Digital Transformation award from PagoNxt S.L. In 2022, one senior executive also received EUR 500,000 of the Digital Transformation award from PagoNxt S.L.

28.3 SENIOR MANAGEMENT COMPOSITION
Number	2023			2022
	Men	Women	Total	Men	Women	Total
Executive directors	1	1	2	1	1	2
Non-executive directors	8	5	13	8	5	13
Senior management	11	3	14	11	3	14

29.1 RATIO OF THE BANK’S MINIMUM ANNUAL SALARY TO THE LEGAL MINIMUM ANNUAL SALARY BY COUNTRY AND GENDER, 2023A
	% Legal minimum wage
	Men	Women	% legal minimum wage
Argentina	315%	315%	315%
Brazil	121%	121%	121%
Chile	213%	213%	213%
US	276%	276%	276%
Spain	141%	141%	141%
Mexico	100%	100%	100%
Poland	101%	101%	101%
Portugal	184%	184%	184%
UKB	112%	112%	112%
A.The lowest salary paid by the companies in the country over the minimum legal salary of the country.
B.From 2023 for the UK, the legal minimum wage is considered to be that for employees over 23, which is higher than the +18 and apprentices considered in 2022.

29.2 RATIO OF THE BANK’S MINIMUM ANNUAL SALARY TO THE LEGAL MINIMUM ANNUAL SALARY BY COUNTRY AND GENDER, 2022A,B
	% Legal minimum wage
	Men	Women	% Legal minimum wage
Germany	191%	191%	191%
Argentina	377%	377%	377%
Brazil	241%	241%	241%
Chile	160%	140%	150%
US	234%	232%	233%
Spain	154%	150%	152%
Mexico	145%	145%	145%
Poland	100%	100%	100%
Portugal	170%	170%	170%
UK	223%	223%	223%
A.The lowest salary paid by the companies in the country over the minimum legal salary of the country.
B.In 2022 only the employees of Banco Santander Brazil, Banco Santander Chile and Banco Santander Mexico were taken into account; and from 2023 we have also compared the employees of the other companies in these three countries.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

30. TRAINING
	2023	2022
Total hours of training	6,067,569	6,884,251
% employees trainedA	89.48	100.00
Total attendees	6,775,921	5,748,422
Hours of training per employeeB	28.69	33.34
Total investment in trainingC	60,162,751	71,630,151
Investment per employee	284.44	346.94
Cost per hour	9.92	10.40
% women participants	50.42	55.18
Employee satisfaction (up to 10)	8.93	9.81
A. Calculation based on year-end headcount.
B. Calculation based on average headcount for the year.
C. The decrease in investment in training is due to Banco Santander's efforts to optimise the resources invested by increasing e-learning training.

31. HOURS OF TRAINING BY CATEGORY
	2023		2022
	Hours	Average	Hours	Average
Senior executives	77,889	34.06	87,353	37.78
Other executives	857,455	26.42	493,474	27.61
Other employees	5,132,225	29.03	6,303,424	33.84
Group total	6,067,569	28.69	6,884,251	33.34

32. HOURS OF TRAINING BY GENDER
	2023	2022
	Average	Average
Men	29.6	33.15
Women	27.88	33.51
Group total	28.69	33.34

33. ABSENTEEISM BY GENDER AND REGIONA,B
	2023			2022
	Men	Women	Total	Men	Women	Total
Europe	2.13	4.55	3.39	2.68	5.36	4.11
North America	0.84	1.66	1.28	0.95	2.05	1.55
South AmericaC	2.18	5.29	3.87	1.45	3.14	2.34
Group total	1.89	4.22	3.13	1.80	3.73	2.83
A..Days missed due to occupational accidents. non-work related illness and non-work related accident for every 100 days worked.
B. Santander Brasil only considers accidents recognized as work-related and reported in a comunicação de acidente de trabalho (CAT, work-related accident notice) to Brazil's Instituto Nacional do Seguro Social (INSS, National Social Security Institute) following an internal expert review in 2023. This indicator only considers absences of at least 15 days due to accidents or common illness.
C. Criteria, processes and systems have been harmonized to homogenize the calculation of medical absences and non-occupational accidents in all countries.
D. In 2023, 16.9 million equivalent hours of absenteeism due to common illness and non-occupational accidents, counted in calendar days from the day of onset to the reinstatement of the medical leave, a criterion that will be applied from 2023. In 2022, there were 9.8 million hours counted in working days.

34. ACCIDENT RATEA,B
%	2023			2022
	Men	Women	Total	Men	Women	Total
Europe	0.02	0.09	0.06	0.04	0.12	0.08
North America	0.03	0.03	0.03	0.01	0.04	0.02
South America	0.01	0.00	0.00	0.02	0.03	0.02
Group total	0.02	0.04	0.03	0.02	0.06	0.05
A.    Ratio of hours missed due to an occupational accident involving leave to total hours worked. Hours worked are theoretical and include commute-related accidents.
B. Santander Brasil only considers accidents recognized as work-related and reported in a comunicação de acidente de trabalho (CAT, work-related accident notice) to Brazil's Instituto Nacional do Seguro Social (INSS, National Social Security Institute) following an internal expert review in 2023. This indicator only considers accidents of at least 15 days.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

35. OCCUPATIONAL HEALTH AND SAFETYA,B
	2023			2022
	Men	Women	Total	Men	Women	Total
Frequency rateC	1	1	1	1	2	1
Severity rateD	0.03	0.06	0.04	0.04	0.09	0.06
No. of fatal occupational accidents	0	0	0	1	0	1
Work-related illnessE	3	12	15	0	0	0
Total number of accidentsF	128	271	399	239	477	716
A. Occupational injuries that can be documented are reported, without exception for serious injuries. There have been no significant changes in occupational health and safety trends, apart from natural evolution and prevention actions. Criteria, processes and systems have been harmonized to homogenize the calculation of medical absences and non-occupational accidents in all countries, with global criteria.
B. Santander Brasil only considers accidents recognized as work-related and reported in a comunicação de acidente de trabalho (CAT, work-related accident notice) to Brazil's Instituto Nacional do Seguro Social (INSS, National Social Security Institute) following an internal expert review in 2023. This indicator only considers accidents of at least 15 days.
C. Number of occupational accidents with leave for every 1,000,000 hours worked. Hours worked are theoretical and include commute-related accidents.
D. Days not worked due to work accident with leave for every 1,000 hours worked. Hours worked are theoretical. Commute-related accidents are included.
E. Starting in 2023 it’s been reported globally, following the local regulation for occupational illnesses where they are regulated country-wide or for specific jobs.
F. Refers to occupational accidents with sick leave and includes commute-related accidents.

8.6 Green transition
GRI 301-1, 302-1, 302-2, 302-3, 303-5, 305-1, 305-2, 305-3, 305-4, 305-5, 306-3, 306-4, 306-5, FS8, FS11

36. Green financeA
EUR bn	2023	2022	2021	2020
Raised and facilitated	20.2	28.8	31.9	14.8
Accumulated since 2019	114.6	94.5	65.7	33.8
A. From January to September 2023, CIB contributed EUR 20.2 billion to the green finance target. According to Dealogic, Infralogic, TXF and Mergermarket league tables. This refers to all roles undertaken by Banco Santander in the same project. It does not include financial inclusion and entrepreneurship. Green Finance raised and facilitated is not a synonym of EU Taxonomy. This information will be updated to year end in the next Climate Finance Report. Preliminary figures as final league tables were not yet available at editorial close.

37. Financed emissions for alignmentA
Sector	YearB	Exposure (drawn amount €bn)	Emissions scope	Absolute emissions (mtCO2e)	Physical emissions intensity	Financial emissions intensity (mtCO2e/EUR bn lent)	Overall PCAF scoreC
Power generation	2020	10.31	1	4.59	0.17 tCO2e/MWh	0.45	2.5
	2021	10.23		4.24	0.19 tCO2e/MWh	0.41	2.8
Energy (Oil & Gas)	2020	6.67	1 + 2 + 3D	22.58	73.60 tCO2e/TJ	3.38	3.6
	2021	8.25		27.43	74.36 tCO2e/TJ	3.33	3.9
Aviation	2020	2.44	1 + 2	1.08	93.05 grCO2e/RPK	0.44	3.7
	2021	2.02		0.84	97.21 grCO2e/RPK	0.42	3.2
Steel	2020	1.31	1 + 2	2.14	1.40 tCO2e/tS	1.63	3.1
	2021	1.42		1.90	1.36 tCO2e/tS	1.33	3.1
Auto - manufacturing	2020	4.45	3D	3.49	149 gCO2/vkm	0.79	3.1
	2021	3.90		2.67	138 gCO2/vkm	0.68	3.0
AgroE	2022	1.80	1 + 2	6.20	N/A	3.52	3.3
Auto - lendingF	2022	55.27	1 + 2	5.84	137 gCO2e/vkm	0.11	3.2
MortgagesG	2022	211.05	1 + 2	2.63	39.72 kgCO2e/m2	0.01	3.3
A. In the case of corporate business loans, Banco Santander calculates the Total Value of the Company (used to obtain the emissions attribution factor) by adding the total equity and debt of the company in order to avoid the high volatility in market capitalization.
B. Obtaining emissions data from our customers is a challenge. As they disclose more non-financial information worldwide, the quality of our reporting on finance emissions will improve. In some other retail sectors, we rely on availability of emissions information for the different asset types as well as business information.
C. Scores illustrate the data quality used to calculate the financed emissions (with 1 being the best). Financed emissions information comes from a wide range of sources for emissions, physical intensity, and production data. For CIB portfolios CDP is the main source for GHG emissions and Trucost for production, we also used Asset Impact and Annual Reports as secondary sources to cover information gaps. We rely on Transition Pathway Initiative to measure physical intensity for certain sectors, such as Autos, O&G and Steel. In other retail sectors, we rely on the good quality of business information but also on data suppliers to improve and expand their emission databases.
D. Scope 3 - category 11: use of sold products.
E. Agriculture portfolio in Brazil. Considering different commodities (such as soy, corn, rice, sugarcane, cotton, and coffee, measured in tons) and meat and dairy products (measured per head of cattle), in addition to the land use change (measured in hectares), currently not consolidated into a single physical emission intensity. Since there is no specific methodology for agriculture, PCAF score was adapted considering the data available in primary production portfolio that made possible to measure land management emissions. Data as of March 2022.
F. Consumer lending for the acquisition of passenger cars, covering a significant majority of the exposure in Europe.
G. Mortgages portfolio in the United Kingdom. Assessment includes Scope 1 and 2 emissions based on actual (where available) and modelled EPC's.
From our total lending on the balance sheet, about 8.0% of our exposure are from sectors for which Santander published emissions decarbonization targets for high-emitting sectors (power generation, energy (oil and gas), aviation, steel, auto manufacturing and auto lending) and around 17.8% of total SCIB lending. Using baselines exposures with different time horizons as per above table, and balance sheet exposures as of December 2022.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

38. ENVIRONMENTAL FOOTPRINT 2022-2023A

	2023	2022	Var. 2023-2022 (%)
Consumption
Water (m3)B	1,858,645	1,887,857	-1.5
Water (m3/employee)	9.56	9.75	-1.9
Normal electricity (millions of kwh)	25.63	97.42	-73.7
Green electricity (millions of kwh)	779.68	745.82	4.5
Total electricity (millions of kwh)	805.31	843.24	-4.5
Total internal energy consumption (GJ)	3,444,543	3,431,272	0.4
Total internal energy consumption per employee (GJ/employee)	17.72	17.73	0.0
Total paper (t)C	4,932	5,849	-15.7
Recycled or certified paper (t)C	4,417	4,860	-9.1
Total paper per employee (t/employee)C	0.025	0.030	-15.9
Waste
Paper and cardboard waste (kg)C	3,787,667	4,123,740	-8.1
Paper and cardboard waste per employee (kg/employee)C	19.49	21.30	-8.5
Greenhouse gas emissionsH
Direct emissions (t CO2e)D	25,755	21,967	17.2
Indirect electricity emissions and other (t CO2e)-market basedE,F	21,516	30,917	-30.4
Indirect electricity emissions and other (t CO2e)-location basedE,F	205,292	217,906	-5.8
Indirect emissions from displacement of employees (t CO2e)G	125,441	81,535	53.8
Total emissions (t CO2 e)- market based	172,711	134,419	28.5
Total emissions per employee(t CO2e/employee)	0.89	0.69	28.0
A. For 2023 information is included for more than 96% of the employees in the main countries of operation: Germany, Argentina, Brazil, Chile, Spain, Mexico, Poland, Portugal, United Kingdom and the United States; the data consolidation approach is based on operational control of GHG Protocol, where we have full authority to introduce and implement Group's operational policies.
B. Santander consumes water exclusively from public water supply networks.
C. The reduction in paper consumption and paper waste continues the downward trend of recent years, in line with the digitalization of the Group and society.
D. These emissions are from direct energy consumption: natural gas, diesel and fleet fuel consumption where applicable (Mexico, Brazil, Chile and Poland this year), and correspond to Scope 1, as defined by the GHG Protocol standard. To calculate these emissions, emission factors DEFRA 2023 for fiscal year 2023 and DEFRA 2022 for fiscal year 2022 have been applied. The increase in Scope 1 is due to the increase in the vehicle fleet and the higher commercial activity post-pandemic. On the other hand, the consumption of natural gas and diesel continues the downward trend of recent years.
E. These emissions include those derived from electricity consumption and correspond to scope 2 as defined by the GHG Protocol standard. For 2023, they have been calculated with the International Energy Agency (IEA) 2023 emission factors. For 2022, the 2021 IEA emission factors were used.
Indirect electricity emissions - market-based: for the calculation of these emissions, it has been taken into account that the countries of Germany, Spain, Mexico, Brazil, Chile, Portugal and the UK consume 100% electricity from renewable sources, and for Argentina, Poland and USA this percentage is 79.7%. For the remaining non-renewable electricity consumed, the IEA emission factor for each country has been applied.
Indirect electricity - location-based emissions: the IEA emission factor corresponding to each country has been applied for all purchased electricity consumed, regardless of its source of origin (renewable or non-renewable).
These emissions also include district heating consumption of buildings in Poland. The emission factor used is the 2022 factor from the URE - Urząd Regulacji Energetyki (ure.gov.pl).
F. The reduction in indirect electricity emissions is due to the increase in the purchase of electricity from renewable sources, self-production in our own buildings with solar panels (5.8 million of kWh of auto produced in 2023) and energy efficiency measures.
G. These emissions include emissions from employee commuting in each country (networks and central services) by individual car, company car and/or public transport (75,380 t CO2e in 2023), and from employee business travel by plane, train and/or car (50,061 t CO2e in 2023). The distribution of employees by type of travel is based on surveys, statistics or reasonable estimates. For the calculation of emissions from employee commuting, the conversion factors DEFRA 2023 for fiscal year 2023 and DEFRA 2022 for fiscal year 2022 have been applied. For the conversion of aviation kms, the DEFRA 2023 factors that include the direct effects of CO2, CH4 and N2O have been used in 2023, aligned with market practice. In 2022 indirect impacts were included. Emissions derived from the use of courier services are not included, nor those derived from the transport of funds, nor those from any other purchase of products or services, nor those indirectly motivated by the financial services provided.
H. Group's total emissions increased in 2023, mainly due to the return of employees to branches after the lifting of restrictions and the recovery of business travel and the improvement of the group's operational control procedures in the countries.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8.7 Equator principles
GRI 411-1, 413-2, FS10, FS11

39. Equator Principles
Number of projects	Project Finance			Project Related Corporate Loans			Project-Related Refinance and Project-Related Acquisition for Project Finance
Category	A	B	C	A	B	C	A	B	C
TOTAL	8	24	4	4	0	1	0	0	0
Sector
Mining	0	0	0	0	0	0	0	0	0
Infrastructure	2	2	0	0	0	0	0	0	0
Oil & Gas	3	1	0	1	0	0	0	0	0
Power	1	19	4	0	0	0	0	0	0
Others	2	2	0	3	0	1	0	0	0
Region
Americas	4	3	2	0	0	1	0	0	0
Europe, Middle East & Africa	4	21	2	2	0	0	0	0	0
Asia pacific	0	0	0	2	0	0	0	0	0
Type
Designated countriesA	5	22	4	0	0	0	0	0	0
Non-designated countries	3	2	0	4	0	1	0	0	0
Independent review
Yes	8	24	4	4	0	1	0	0	0
No	0	0	0	0	0	0	0	0	0
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8.8 Country by country report (according to GRI 207-4)
GRI 207-4
According GRI 207-4 TAX, a report of financial, economic and tax-related information is required for each country where Santander operates. Profit/loss before tax, corporate income tax paid in cash, and the calculation of the number of employees are already included in Appendix VI of the consolidated financial statements (Annual Banking Report):

Table 40. Country by country report (according to GRI 207-4).
EUR million
2023
Jurisdiction	Revenue from third-party salesA	Revenue from intra-group transactions with other tax jurisdictionsA	Tangible assets other than cash and cash equivalentsB	Corporate income tax accrued on profit/lossC
Germany	1,635	-97	3,675	76
Argentina	1,643	-67	449	235
Australia	6	0	2	0
Austria	238	-20	14	18
Bahamas	36	9	1	0
Belgium	70	51	66	7
BrazilD	12,568	-137	1,731	1,353
Canada	90	-16	1	3
Chile	2,241	4	521	289
China	13	16	2	0
Colombia	89	4	2	1
United Arab Emirates	4	4	1	0
SpainE	8,565	1,986	10,806	378
United States	7,335	-272	13,550	479
Denmark	219	-4	143	26
Finland	122	-21	39	10
France	1,158	-236	90	31
Greece	14	-5	1	0
Hong Kong	175	-57	8	5
India	0	2	0	0
Ireland	2	18	824	3
Isle of Man	-78	128	10	3
Italy	850	-269	93	52
Jersey	-39	72	11	1
Luxembourg	460	72	0	216
Mexico	5,991	-51	1,962	737
Norway	344	-101	8	-7
Netherlands	138	25	119	98
Peru	202	-6	5	21
Poland	3,584	18	268	390
Portugal	2,113	-55	461	399
United Kingdom	6,623	-9	1,917	685
Romania	5	0	0	0
Singapore	45	-25	1	1
Sweden	187	-33	2	-3
Switzerland	174	-9	66	10
Uruguay	601	-8	53	51
Consolidated group total	57,423	911	36,902	5,568
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
D.Including the information about a branch in the Cayman Islands with EUR 194 million in accrued corporate income tax.
E.Includes Corporate Centre.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Corporate income tax accrued on profit/loss and the tax due if the statutory tax rate is applied to profit/loss before tax are different mainly because of tax calculation standards, which establish temporary or permanent restrictions on the deduction of expenses, exemptions, deductions and other adjustments that cause the tax and accounting result to differ.
Some adjustments to the taxable income in the Group’s relevant jurisdictions are:
•the monetary correction in Chile and Mexico;
•the hyperinflation adjustments in Argentina;
•the deduction of juros and taxes on margins in Brazil;
•and permanent adjustments in Poland and other jurisdictions due to non-deductible expenses (like Bank Levy) or recognized provisions.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9. Further information

9.1 Stakeholder engagement
GRI 2-29, 3-3, FS5
9.1.1 Listening to our stakeholders and creating value
We run surveys and speak-up channels for employees and customers. We assess externalities to identify risks and opportunities and to appraise our impact on the community. We respond to demands from analysts, investors and ratings and NGOs; keep pace with new regulation and best practices worldwide; and take part in consultations with authorities, trade bodies and other organizations that influence policymaking on sustainable development.
We’re also involved in major local and international initiatives to support inclusive and sustainable growth.
Regarding the relationship with our shareholders, Banco Santander’s priority is to maximize value for, and retain the trust and loyalty of our 3.7 million shareholders worldwide. Our Shareholder and Investor Relations team works to uphold shareholders’ rights, ensure we are transparent, strengthen shareholder relations, foster fluid dialogue, promote shareholder involvement in the bank’s business, and facilitate their engagement with top management

For more details, see section 1. 'Economy, regulation and competition'' in the 'Economic and financial review' chapter.

For more details, see sections 2.1 'Share capital', 2.6 'Stock market information', 3.1 'Shareholder communication and engagement' and 3.3 'Dividends and shareholder remuneration' in the Corporate Governance chapter.

Key dialogue channels for stakeholders

People	91% aggregated participation in Your voice SurveyA	3,611 complaints received through ethical channels

Customers	+9 million customer satisfaction surveys	453,224 complaints received

Shareholders	9,120 responses from retail shareholders on their perception of Santander as a bank that is Simple, Personal and Fair	239,238 responses from retail shareholders and institutional investors in quality studies and surveysC	206 events with retail shareholders	930 contacts with institutional investors (47 on ESG matters)

Communities	1,238 partner universities and institutionsB	+400 social media profiles +30 million followers

A.169,590 employees participated in the survey out of the total base of employees eligible to participate in the survey, i.e. who met some criteria such as not being on leave, working in the company for at least 3 months, etc.
B.This figure includes universities that have an agreement with Santander Universities, Universia and Fundación Universia´s in 26 countries. Taking Santander Universities alone, the figure is 904 universities and academic institutions in 12 countries.
C.Includes 9,120 retail shareholder responses received through the Santander perception survey as Simple, Personal and Fair.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.1.2 Helping society tackle global challenges: 2030 agenda
Our activity contributes to several United Nations' Sustainable Development Goals and to the Paris Agreement.
We analysed our agenda’s contribution to the SDGs and determined the most relevant goals to Banco Santander’s business, commitments and strategy.
For more details, see the ´Banco Santander and the SDGs´ brochure on our corporate website.

The SDGs on which Banco Santander has the greatest impact	Other SDGs on which Banco Santander also has an impact

SDG 8. Decent Work and Economic Growth
We guarantee the best employee experience and an inclusive workplace. Our financial inclusion and community support programmes help entrepreneurs create businesses and jobs; and strength local economies.

SDG 1. No Poverty
We want to reduce poverty and boost wealth and well-being in the countries where we operate. Our financial inclusion products and services and our community investment programmes empower millions each year.

SDG 4. Quality Education
Our pioneering Santander Universities programme promotes education, entrepreneurship and employment so universities and students can prosper. Also, Santander Scholarships is one of the world's largest private education grant funds.

SDG 13. Climate Action
We tackle climate change with the ambition to be net zero by 2050, helping our customers transition to a sustainable economy and reducing our own carbon footprint and environmental impact.
SDG 5. Gender Equality We promote an inclusive and diverse workplace, ensuring equal opportunity as a strategic priority. We also run initiatives to drive diversity.
SDG 7. Affordable and Clean Energy
We're the global leader in renewable energy financing, and finance energy efficiency projects; low-emission, electric and hybrid vehicles; and other cleaner transport solutions.

SDG 16. Peace, Justice, and Strong Institutions
We promote transparency, the fight against corruption and robust governance across our organization. Our policies and codes of conduct regulate our business and behaviour and steer our commitments towards a more responsible banking system.

SDG 10. Reducing Inequality
Our products and services give society's most vulnerable better access to financial services, and we teach them the concepts and skills they need to manage their finances effectively.
SDG 11. Sustainable Cities and Communities We finance sustainable infrastructure and promote access to affordable housing to guarantee basic services and inclusive economic growth.

SDG 12. Responsible Consumption and Production
We are firmly committed to reducing our environmental footprint, implementing energy efficiency plans, promoting the use of renewable energies and offsetting the consumption of our internal operations.
SDG 17. Partnerships for the Goals We participate in prominent local and international initiatives and working groups.

For more details, see section 10.8 'SDGs contribution content index'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.1.3 Partnerships to promote
our sustainability agenda
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

World Business Council for Sustainable Development (WBCSD)
As members of WBCSD, in 2023, we continued participating in the Banking for Impact on Climate in Agriculture (B4ICA) initiative.
Banking Environment Initiative (BEI)
We continued to participate in the Bank 2030 initiative, aimed at building a roadmap for the banking industry to help society in the transition towards a low-carbon economy.
CEO Partnership for Economic Inclusion
Since 2018 we have been part of a private-sector alliance for financial inclusion, led by Queen Máxima of the Netherlands, Special Representative of the United Nations, to promote inclusive financing for development. The Partnership has concluded by end of 2023.

Other international and local initiatives that Santander supports

→UN Women's Empowerment Principles
→The Valuable 500
→UN Principles for Responsible Investment
→CDP
→UN Global Investors for Sustainable Development (GISD) Alliance
→Green Recovery Alliance of the European Union
→Equator Principles
→Partnership for Carbon Accounting Financials (PCAF)

→Round Table on Responsible Soy
→Working Group on Sustainable Livestock
→Climate Leadership Council
→The Wolfsberg Group
→United For Wildlife’s Financial Taskforce against the illegal wildlife trade
→United Nations Office on Drugs and Crime's (UNODC) Private Sector Dialogue on the Disruption of Financial Crimes Related to Environmental Crimes

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.2 Main internal regulations and governance
GRI 2-23, 2-24, 3-3, FS1
In 2023, we continued to work on embedding ESG standards in all the Group’s operations and procedures. We rolled out our Responsible banking model to local units. This model sets out the roles and responsibilities in critical sustainability management and underpinned the development of operating models for Green Finance, risk, ESG reporting and other areas
Cross-cutting regulations to embed ESG standards in our business model

Responsible banking frameworkA	Responsible banking and sustainability policy	Responsible banking model

Establishes responsible banking as a strategic topic for Grupo Santander and all local units.	Sets out our sustainability principles, commitments, targets and strategy (including human rights protection) to create long-term stakeholder value.	Sets out the roles and responsibilities of the first, second and third line of defence in all responsible banking-related activity to drive our sustainability agenda, embed ESG standards and achieve our goals.

In addition to these regulations , which apply to all the Group’s units and businesses, we have regulations on Own workforce (see section 4.'Acting responsibly towards employees' ); Consumers and end users (see section 5.'Acting responsibly towards customers' ); donations policy (see section 6.'Supporting communities' ); and Business conduct (see section 7.'Business conduct' ).
All regulations (corporate frameworks, models, policies and procedures) referred to maintain a high level of governance, and the highest standards in terms of their elaboration, approval, and in the monitoring of their local transposition.
The approval of the regulations shall be the responsibility of the board of directors or its committees, when the regulated matter falls within their scope of responsibility according to their rules and regulations35. Corporate frameworks in all cases must be approved by the board of directors. The regulations approved by the board under this chapter are as follows:
→Relevant corporate frameworks related to sustainability: Responsible Banking, Risk; Cybersecurity; Compliance and conduct ; Financial Crime and compliance; Human resources.
→Relevant policies related to sustainability: Responsible banking and sustainable; Code of conduct; Code of conduct in securities markets; Corporate Defence; Environmental, social and climate change risk; Tax ; Conflict of interest; Defence sector; Anti-money laundering and countering the financing terrorism; Remuneration; Performance management; Group Succession; Culture.
Santander publicly maintains key regulations at our website santander.com/en/our-approach/policies and santander.com/codes-of-conduct.

35 For more information, please visit our website santander.com/rules-and-regulations-board-of-directors.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Governance
GRI 2-9, 2-12, 2-13, 2-14, 3-3, FS1, FS2, FS3
Board of directors
The board of directors performs the following functions:
•approves the Responsible Banking agenda and set the strategy
•approves the culture policy and related policies on responsible business and sustainability matters and, in particular, on environmental and social matters;
•ensures that the alignment of the responsible banking strategy is consistent with Group strategy;
•reviews the performance against the public commitments and that the metrics are covered within the responsible banking agenda;
•tracks key initiatives
•reviews subsidiaries’ strategies.

Responsible banking, sustainability & culture committee (RBSCC)
The committee supports the board and oversees the Group's responsible banking agenda and strategy.

For more details, see section 4.9 ´Responsible banking, sustainability and culture committee activities in 2023´ in the Corporate governance chapter
The RBSCC coordinates its activities with the other board committees, in particular with the risk supervision, regulation, and compliance committee, the board audit committee and the remuneration committee. The first one has assessed the ESG policies and ESG risk appetite, the second has supervised financial and non-financial reporting and disclosures, as well as related ESG processes and controls and the third has approved the sustainability incentives in reward schemes .
Management meeting
Chaired by the CEO, it discusses our progress on the responsible banking agenda, especially as regards to climate change, TCFD and ESG business opportunities.
In 2023, the committee was informed 3 times on progress made with the responsible banking agenda.
Responsible banking forum
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
Responsible banking network
Our subsidiaries' Responsible banking teams execute the sustainability agenda according to our corporate strategy and policies.
We issue guiding principles for subsidiaries and global business units to embed our responsible banking agenda across the Group.
In 2023, the network held 5 virtual meetings to discuss progress on the Group's agenda and we ran the fifth Responsible Banking workshop, which was physically attended by representatives from all businesses and geographies. The network discussed priority areas of sustainability strategy, including climate and environment, social agenda, ESG risk management, sustainable business, materiality assessment, and reporting.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.3 Our targets
Meeting our public targets
Following the UN Principles for Responsible Banking, of which we are a founding member, we have set targets in those areas where we have the greatest potential impact.

	2018	2019	2020	2021	2022	2023	Target
Green finance raised and facilitated (cumulative)(EUR bn)A		19 bn	33.8 bn	65.7 bn	94.5 bn	114.6 bn	120 bn by 2025 220 bn by 2030

Socially Responsible Investments AuMs (EUR bn)				27.1 bn	53.2 bn	67.7 bn	100 bn by 2025
Electricity used from renewable energy sourcesB	43%	50%	57%	75%	88%	97%	100% by 2025
Thermal coal-related power & mining phase-out (EUR bn)				7 bn	5.9 bn	4.9 bn	0 by 2030
Emissions intensity of power generation portfolioC,D		0.21	0.17	0.19			0.11 tCO2e / MWh in 2030
Absolute emissions of energy (oil & gas) portfolioC		23.84	22.58	27.43			16.98 mtCO2e in 2030
Emissions intensity of aviation portfolioC		92.47	93.05	97.21			61.71 grCO2e / RPK in 2030
Emissions intensity of steel portfolioC		1.58	1.40	1.36			1.07 tCO2e / tS in 2030
Emissions intensity of auto manufacturing portfolio			149	138			103 gCO2/vkm in 2030
Emissions intensity of auto lending portfolioE					137		75-89 gCO2e/vkm in 2030
Women in senior executives positions (%)F	20%	22.7%	23.7%	26.3%	29.3%	31.4%	35% by 2025
Equal pay gapG	3%	2%	2%	1%	1%	c. 0%	~0% by 2025
Financially empowered people (cumulative)H		2.0 mn	4.9 mn	7.5 mn	11.8 mn		10 mn by 2025

Financially included people (cumulative)I						1.8 mn	5mn between 2023-2025

Investment to foster education, employability and entrepreneurship						105 mn	€400m between 2023-2026

Cumulative target	From… to…	Commitment Achieved

In 2023, we also continued to:
→make progress on aligning key portfolios, including disclosure of emissions for UK Mortgages and Agriculture in Brazil.
→have 40-60% women members on the board of directors.
→be carbon neutral in our own operationsJ in our core markets.
→keep our offices and buildings in our core markets free of single-use plastics in fulfilment of our public target.
A.Includes Grupo Santander's contribution to green finance: project finance; syndicated loans; green bonds; capital finance; export finance, advisory services, structuring and other products, to help customers transition to a low-carbon economy. Preliminary data as final League Tables for 2023 were not yet available at date of editorial closing; data will be updated to year end in the next Climate Finance Report.
B.In countries where we can verify electricity from renewable sources at Banco Santander properties. It considers the 10 main countries in which we operate.
C.The figures displayed are the latest available. Given limited data availability from customers to assess financed emission, we plan to provide target progress update in the upcoming Climate Finance Report. Banco Santander's internal calculation methodology has been used, based on the Partnership for Carbon Accounting Financials (PCAF). See more information in section 6.Supporting the green transition.
D.In 2021 Annual report and Climate Finance report, we assessed the 2019 financed emissions of our power generation portfolio, including guarantees and other types of off-balance exposure to our customers that do not entail current funding. Because, according to the PCAF standard, such exposure should not be calculated if its attribution factor is 'outstanding', we were over-attributed with our corporate customers’ emissions. Therefore, the 2019 baseline emissions intensity has been restated from 0.23 to 0.21. The target and climate ambition remains for this sector.
E.Consumer lending for acquisition of passenger cars in Europe, covering a significant majority of the exposure.
F.Senior executive positions make up 1% of the total workforce
G.Equal pay gap based on same jobs, levels and functions. The year-end figure is 0.44%. Having met the target set (two years ahead of schedule), the Group has set itself the objective of maintaining a pay equity ratio in line with best market practices.
H.Unbanked, underbanked and financially vulnerable individuals who receive tailored finance solutions and become more aware and resilient through financial education.
I.Additional 5 million of included people, considering unbanked, underbanked and financially vulnerable individuals who receive tailored finance solutions relates to access and finance.
J.Scope 1 and 2 emissions and scope 3 emissions from employee commuting and business travel.It considers wholly owned companies in Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the United Kingdom and the United States.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.4 Double Materiality Assessment and sources
GRI 2-29, 3-1, 3-2
We’re enhancing our methodology based on the Corporate Sustainability Reporting Directive (CSRD). We made two key updates in 2023:
•The list of topics considered for the assessment are the sustainability matters described in the European Sustainability Reporting Standards (ESRS 1- Appendix A).
•We used quantitative data (where possible) to assess impact, risk, and opportunity (IROs) more comprehensively. We also used stakeholder input to complement data-based analysis.
In line with double materiality assessment requirements, Santander assessed impact materiality and financial materiality separately using the best available tools and data.
•We used the UNEP FI36 impact tool to assess impact materiality.
•To assess financially material risks, Santander leverages on internal risk exercises (such as the Klima tool –see section 10.2 'Climate and environmental risk management' in 'Risk, compliance & conduct management' chapter – and initial assessments on Nature) and external data sources such as SASB37. Financial opportunities are informed by Santander’s internal forecasts and supplemented with industry research.

Description
External	UNEP-FI Impact tool	Assess positive and negative impacts of Santander’s business, including exposure to different sectors and products.
	SASB	Main source for the assessment of risks in Social and Governance sustainability -related matters.
	Additional market research	Consulted sources such as IEA, CDP, OECD, and WEF to complement the internal forecasts when evaluating sustainability business opportunity assessments.[38]
Internal	Klima tool	Santander’s internal climate risk assessment tool, which analyses climate physical and transition risk per sector.
	Nature internal assessment	Leveraging on Encore, Santander has performed an assessment to identifying main key impacts and dependencies to nature sustainability related matters.
	Financial planning forecasts	Santander’s internal revenue forecast per business sector.
We conducted the double materiality assessment at ESRS sub-topic level. We considered Santander’s business model for each sub-topic, with results by business segment (including private individuals, consumers, corporates, payments, Wealth Management & Insurance) and own operations. The results have been carried out with a mid-term time horizon (~3 years).
Stakeholders input
As part of our DMA exercise, we consulted an extensive list of internal and external stakeholders. Their input was key to understand the relevance of the opportunities arising from sustainability matters and overlayed our quantitative exercise.
We gathered stakeholder feedback in different ways. This table shows each stakeholder group and sample size.

Retail Customers	Investors	NGOs	Senior management	Employees	Regulators and supervisors[39]

N = 9000+	N = 8	N = 5	N = 8	N = c.200	N = 2
Engagement was mainly through surveys as the most straightforward way to quantify their feedback and embed it in the exercise. We also interviewed different teams to enlarge and contextualize the information received.

The survey demonstrates some consistency among all six stakeholder groups. Three topics consistently arise among their priorities: fighting climate change, protecting customer data, and ensuring transparency and inclusivity. However, there are also some differences:
•Retail customers prioritize social (privacy and security personal data) and governance matters (transparency and honesty).
•Employees and senior management have balanced priorities across E, S and G.
•Investors’, regulators’ and NGOs’ top priorities are environmental matters.
36 United Nations Environment - Finance Initiative.The context module was conducted in the Group's five largest geographies as allowed by the tool. The consumer banking and institutional banking modules included entire Group's perimeter.
37 Sustainability Accounting Standards Board.
38 IEA-Internationa Energy Agency, CDP-Carbon Disclosure Project, OECD-Organisation for Economic Co-operation and Development, WEF-World Economic Forum.
39 We consulted the two main functions of the Group that monitor this activity.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

As the final step, we scaled each of the matters based on quantitative data and stakeholders' input. Then, we set the thresholds for an item to be material.
We applied a five point scale of Critical, Significant, Important, Informative and Minimal.
For Santander, a sustainability matter is material if it is above the category of Important, regardless of whether it comes from the impact side or from the financial side (risks and opportunities).
Summary of the model

Impact materiality 'Material if connected to actual or potential significant impacts related to the matter on people or the environment'
Financial materiality
'Material if it triggers or may trigger financial effects on undertakings, i.e., generates or may generate risks or opportunities that influence or are likely to influence the future cash flows'

OR

Positive and negative impact				Risks			Opportunities

UNEP-FI	+	Portfolio data		Climate Tool scores (ESRS E1)	+ Biodiversity Internal analysis (ESRS E2-5)	Assessment (ESRS S & G)	Internal revenue forecast per business sector	Industry research

Stakeholder overlay (surveys inputs from NGOs, Retail customers, Employees, Senior management, regulatory views, and investors)
Changes in our methodology as we based on CSRD
One of the main changes to the CSRD is the list of sustainability matters. This renders Santander’s previous exercise slightly incomparable to 2023's.
Nevertheless, we mapped and assessed the consistency of current materiality with the previous materiality assessment list of topics. The results, as shown below, reflect high consistency between both exercises considering the topics that were material in 2022 (crucial topics).

Material topics in 2022	ESRS topic 2023

Customer experience and satisfaction	Consumers and end-users: •Material topic. •Strong mapping. Customer experience and satisfaction included having a value proposition and service tailored to customer needs.

Financial health	Consumers and end-users: •Material topic •Strong mapping. We considered all our efforts to foster financial health as a key strategy to promote social inclusion of consumers and end-users.

Green finance and SRI	Climate change: •Material topic. •Strong mapping. Green finance and socially responsible investment referred specifically to business opportunities arising from climate change.

Environmental and social risk management
•No mapping. The 2022 topic included all the risks arising from sustainability matters. Our approach in 2023 was to consider this topic as represented in the risk dimension across all sustainability matters.

Culture, conduct and ethical behaviour	Business conduct •Material topic •Strong mapping. We consider culture and doing everything simple, personal and fair as one of the key levers of business conduct.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.5 EU Taxonomy
Information about Article 8 of the EU Taxonomy Regulation
In 2020, the European Union adopted the Taxonomy Regulation establishing a list of activities that can qualify as environmentally sustainable40 and the obligation for companies subject to the Non-Financial Reporting Directive (NFRD)41 disclose how their operations align with the EU Taxonomy.
In response to the disclosure requirement, in 2021 and 2022 Santander published the eligibility ratio. This ratio shows the proportion of activities on our balance sheet that are included in the list of EU Taxonomy activities, but without determining if they are aligned.
For the first time in 2023, financial institutions are required to publish the green asset ratio (GAR) for two climate objectives and the eligibility ratio of the four remaining objectives. To be aligned to the European taxonomy, activities must meet the specific taxonomy criteria and ensure that it causes no significant harm to any of the other environmental objectives (DNSH) and meets minimum social safeguards (MSS).
As required under the Disclosures Delegated Act, our GAR represents the exposures aligned with the EU Taxonomy in the numerator divided by total on-balance sheet volumes42, and amounts for 2.6 (CapEx-based) and 2.4 (turnover-based). The exposures aligned to the EU Taxonomy and included in the numerator are:
→Aligned exposures in the household loan portfolio: residential property loans (mortgages) and vehicle loans.43
→Aligned exposures to financial and non-financial corporations subject to NFRD based on the alignment ratio publicly disclosed by the counterparties (both CapEx and turnover-based alignment).
As for the eligible volumes, our eligibility ratio for the two climate-related objectives is 36% (both CapEx and turnover-based), considering eligible vehicles, mortgages and building renovation portfolios, as well as information disclosed by financial and non-financial counterparties. As for the additional eligibility ratio corresponding to the volumes of the four remaining objectives and the additional activities of the two climate-related objectives recently included in the EU Taxonomy, the ratio is 0,7% (both CapEx and turnover-based)44. In this ratio the eligible volumes corresponding to counterparties have been estimated based on the Statistical Classification of Economic Activities in the European Community (NACE), as the counterparties have not made their ratio publicly available yet to be able to consider them in our calculation.
On December 21 the European Commission disclosed additional guidelines on the interpretation and implementation of the EU Taxonomy disclosure obligations regarding aligned and eligible activities by financial undertakings. In order to comply with the criteria established in these guidelines, a best-effort analysis has been performed to incorporate these criteria into the information disclosed.
Santander's GAR is 2.6 (CapEx-based)
& 2.4 (turnover-based)45. Santander´s eligibility is 36%.
The difference between the eligible volumes and aligned volumes (i.e., eligibility ratio vs GAR) is mainly driven by three reasons:
→European Taxonomy criteria is strict. Many activities which do not meet its thresholds, do contribute to the transition of a greener economy. In fact, the Platform for Sustainable Finance recently released a report showing that the average CAPEX alignment ratio from corporates disclosing the information was 18%.
→The numerator and denominator are not symmetric. Santander has 18% of the adjusted balance sheet exposure (GAR denominator) to non-financial corporations not subject to NFRD (mainly SMEs and companies from outside EU), which cannot be included as eligible or aligned financing, therefore environmentally sustainable.
→There are limitations to the available data and documentation. For example, according to the Platform report, only ~1,400 corporates subject to NFRD are disclosing alignment information (whereas the universe is ~11,500). Also, there is still a lack of robust evidence to verify alignment in specific purpose lending, especially when it comes to validate DNSH and MSS.
40 These are: 1) climate change mitigation 2) climate change adaptation, 3) sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control and protection and restoration of biodiversity and ecosystems.
41 NFRD applies to large, listed companies, banks, or insurance companies that meet certain criteria, such as having a balance sheet total in excess of EUR 20 million, a turnover in excess of EUR 40 million, or an average number of employees in excess of 500 during the fiscal year.
42 Not including exposure to sovereigns, central banks, and the trading portfolio.
43 Following the technical screening criteria of the EU Taxonomy Regulation. As for compliance with DNSH criteria, we followed EU Taxonomy requirements based on prudence and efficient assessment. We ran MSS criteria validation according to the recommendations of the Platform on Sustainable Finance and respective regulation.
44Including only exposures to non-financial corporates subject to NFRD (totalling 26bn) and excluding eligibility volumes already reported for the same NACE codes under the eligibility ratio for the climate-related objectives (objectives 1 and 2).
45 Calculation for the two climate-related objectives. For the flow of volumes, the Green Asset Ratio is 1.9 (CapEx-based) and 1.6 (turnover-based).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Based on a voluntary disclosure, we complement the GAR with an additional ratio to overcome some of these limitations:
→Voluntary GAR (European & symmetric): 6.1%
•The numerator of this ratio remains the same as in the previous ratio, purely exposures to the EU Taxonomy aligned in Europe.
•In the denominator, we only keep portfolios where we can tag exposures as environmentally sustainable: NFRD European financial and non-financial corporations, households, and local governments. We excluded (non-exhaustive list): Non-NFRD companies (since they do not have reporting obligations), cash & interbank loans, derivatives, goodwill, etc.
In the following pages there is the complete disclosure, including the templates set out in the Taxonomy Regulation.

For more details on how our financial strategy, product design and relations with customers and counterparties comply with the EU Taxonomy, please see the sections 2. 'Supporting the green transition' and 10.9 'GFANZ transition planning'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

0. Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation

		Total environmentally sustainable assets (1)	KPI (3)	KPI (4)	% coverage (over total assets) (5)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Main KPI	Green asset ratio (GAR) stock	31,151	2.4	2.6	70.3	33.9	29.7

		Total environmentally sustainable activities (2)	KPI	KPI	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Additional KPIs	GAR (flow)	7,079	1.6	1.9	50.6	36.0	49.4
	Trading book(6)
	Financial guarantees	142	0.9	1.8
	Assets under management	829	0.6	1.1
	Fees and commissions income(6)

(1) Total environmentally sustainable assets used for turnover KPI. Total environmentally sustainable assets used for Capex KPI amounts to EUR 33,422 million
(2) Total environmentally sustainable assets used for turnover KPI. Total environmentally sustainable assets used for Capex KPI amounts to EUR 8,435 million for GAR flow, EUR 289 million for financial guarantees and EUR 1,550 million for assets under management
(3) Based on the Turnover KPI of the counterparty
(4) Based on the CapEx KPI of the counterparty
(5) % of assets covered by the KPI over banks´ total assets
(6) Fees and Commissions and Trading Book KPIs shall only apply starting 2026

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1.Assets for the calculation of GAR (Capex)

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	661,433	465,892	33,416	29,115	6,975	1,640	60	7	0	5	465,953	33,422	29,115	6,975	1,645
2	Financial undertakings	28,156	7,544	510	0	11	349	4	0	0	0	7,548	510	0	11	349
3	Credit institutions	22,517	6,241	3	0	0	2	4	0	0	0	6,245	3	0	0	2
4	Loans and advances	20,257	5,232	3	0	0	2	4	0	0	0	5,236	3	0	0	2
5	Debt securities, including UoP	2,261	1,009	0	0	0	0	0	0	0	0	1,009	0	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	5,639	1,303	507	0	10	347	0	0	0	0	1,303	507	0	10	347
8	of which investment firms	1,987	438	349	0	0	307	0	0	0	0	438	349	0	0	307
9	Loans and advances	1,455	138	49	0	0	7	0	0	0	0	138	49	0	0	7
10	Debt securities, including UoP	313	300	300	0	0	300	0	0	0	0	300	300	0	0	300
11	Equity instruments	219	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	141	102	11	0	1	1	0	0	0	0	102	11	0	1	1
13	Loans and advances	141	102	11	0	1	1	0	0	0	0	102	11	0	1	1
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	1,892	318	0	0	0	0	0	0	0	0	318	0	0	0	0
17	Loans and advances	1,892	318	0	0	0	0	0	0	0	0	318	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	25,910	10,901	3,791	0	395	1,291	56	7	0	5	10,957	3,798	0	395	1,296
21	Loans and advances	24,347	10,367	3,315	0	395	1,063	49	7	0	5	10,416	3,322	0	395	1,068
22	Debt securities, including UoP	1,563	534	476	0	0	228	7	0	0	0	541	476	0	0	228
23	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
24	Households	607,245	447,326	29,115	29,115	6,569	0	0	0	0	0	447,326	29,115	29,115	6,569	0
25	of which loans collateralised by residential immovable property	366,626	356,979	22,545	22,545	0	0	0	0	0	0	356,979	22,545	22,545	0	0
26	of which building renovation loans	528	528	0	0	0	0	0	0	0	0	528	0	0	0	0
27	of which motor vehicle loans	89,820	89,820	6,569	6,569	6,569	0					89,820	6,569	6,569	6,569	0

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	122	122	0	0	0	0	0	0	0	0	122	0	0	0	0
29	Housing financing	75	75	0	0	0	0	0	0	0	0	75	0	0	0	0
30	Other local government financing	46	46	0	0	0	0	0	0	0	0	46	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	5,595	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	621,271	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	478,101
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	141,389
35	Loans and advances	139,095
36	of which loans collateralised by commercial immovable property	22,909
37	of which building renovation loans	141
38	Debt securities	2,140
39	Equity instruments	155
40	Non-EU country counterparties not subject to NFRD disclosure obligations	296,567
41	Loans and advances	272,256
42	Debt securities	21,525
43	Equity instruments	2,787
44	Derivatives	5,421
45	On demand interbank loans	11,911
46	Cash and cash-related assets	8,621
47	Other categories of assets (e.g. Goodwill, commodities etc.)	117,217
48	Total GAR assets	1,288,300	465,892	33,416	29,115	6,975	1,640	60	7	0	5	465,953	33,422	29,115	6,975	1,645
49	Assets not covered for GAR calculation	545,242
50	Central governments and Supranational issuers	137,606
51	Central banks exposure	230,835

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
52	Trading book	176,800
53	Total assets	1,833,542	465,892	33,416	29,115	6,975	1,640	60	7	0	5	465,953	33,422	29,115	6,975	1,645
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	15,573	644	285	0	4	152	26	0	0	0	669	286	0	4	152
55	Assets under management	137,531	4,979	1,550	0	77	665	36	0	0	0	5,015	1,550	0	77	665
56	Of which debt securities	39,836	3,613	837	0	26	440	7	0	0	0	3,621	837	0	26	440
57	Of which equity instruments	43,158	1,365	713	0	52	225	29	0	0	0	1,394	713	0	52	225

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1.Assets for the calculation of GAR (Turnover)

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	661,433	464,201	31,142	29,115	6,834	799	474	9	0	8	464,675	31,151	29,115	6,834	807
2	Financial undertakings	28,156	7,899	310	0	4	208	373	0	0	0	8,272	310	0	4	208
3	Credit institutions	22,517	6,892	1	0	0	0	15	0	0	0	6,907	1	0	0	0
4	Loans and advances	20,257	5,883	1	0	0	0	15	0	0	0	5,898	1	0	0	0
5	Debt securities, including UoP	2,261	1,009	0	0	0	0	0	0	0	0	1,009	0	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	5,639	1,006	309	0	4	208	358	0	0	0	1,365	309	0	4	208
8	of which investment firms	1,987	280	172	0	0	155	41	0	0	0	321	172	0	0	155
9	Loans and advances	1,455	127	19	0	0	2	41	0	0	0	168	19	0	0	2
10	Debt securities, including UoP	313	153	153	0	0	153	0	0	0	0	153	153	0	0	153
11	Equity instruments	219	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	141	99	17	0	0	0	0	0	0	0	99	17	0	0	0
13	Loans and advances	141	99	17	0	0	0	0	0	0	0	99	17	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	1,892	317	0	0	0	0	317	0	0	0	634	0	0	0	0
17	Loans and advances	1,892	317	0	0	0	0	317	0	0	0	634	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	25,910	8,855	1,718	0	260	591	101	9	0	7	8,955	1,727	0	260	598
21	Loans and advances	24,347	8,617	1,509	0	258	552	83	9	0	7	8,700	1,518	0	258	560
22	Debt securities, including UoP	1,563	237	208	0	2	39	18	0	0	0	255	208	0	2	39
23	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
24	Households	607,245	447,326	29,115	29,115	6,569	0	0	0	0	0	447,326	29,115	29,115	6,569	0
25	of which loans collateralised by residential immovable property	366,626	356,979	22,545	22,545	0	0	0	0	0	0	356,979	22,545	22,545	0	0
26	of which building renovation loans	528	528	0	0	0	0	0	0	0	0	528	0	0	0	0
27	of which motor vehicle loans	89,820	89,820	6,569	6,569	6,569	0					89,820	6,569	6,569	6,569	0
28	Local governments financing	122	122	0	0	0	0	0	0	0	0	122	0	0	0	0
29	Housing financing	75	75	0	0	0	0	0	0	0	0	75	0	0	0	0

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
30	Other local government financing	46	46	0	0	0	0	0	0	0	0	46	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	5,595	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	621,271	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	478,101
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	141,389
35	Loans and advances	139,095
36	of which loans collateralised by commercial immovable property	22,909
37	of which building renovation loans	141
38	Debt securities	2,140
39	Equity instruments	155
40	Non-EU country counterparties not subject to NFRD disclosure obligations	296,567
41	Loans and advances	272,256
42	Debt securities	21,525
43	Equity instruments	2,787
44	Derivatives	5,421
45	On demand interbank loans	11,911
46	Cash and cash-related assets	8,621
47	Other categories of assets (e.g. Goodwill, commodities etc.)	117,217
48	Total GAR assets	1,288,300	464,201	31,142	29,115	6,834	799	474	9	0	8	464,675	31,151	29,115	6,834	807
49	Assets not covered for GAR calculation	545,242
50	Central governments and Supranational issuers	137,606
51	Central banks exposure	230,835
52	Trading book	176,800
53	Total assets	1,833,542	464,201	31,142	29,115	6,834	799	474	9	0	8	464,675	31,151	29,115	6,834	807

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	15,573	494	142	0	3	98	6	0	0	0	500	142	0	3	99
55	Assets under management	137,531	4,302	825	0	57	431	406	4	0	4	4,708	829	0	57	435
56	Of which debt securities	39,836	3,308	445	0	11	269	233	0	0	0	3,541	446	0	11	269
57	Of which equity instruments	43,158	993	380	0	46	162	173	3	0	3	1,167	384	0	46	165

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2. GAR sector information (Capex)

Breakdown by sector - NACE 4 digits level (code and label)		2023
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
1	A Agriculture, forestry and fishing	6	5			0	0			6	5
2	B910 - Support activities for petroleum and natural gas extraction	151	77			0	0			151	77
3	Other B Mining and quarrying	37	14			0	0			37	14
4	C1086 - Manufacture of homogenised food preparations and dietetic food	69	0			0	0			69	0
5	C1920 - Manufacture of refined petroleum products	121	90			0	0			121	90
6	C2410 - Manufacture of basic iron and steel and of ferro-alloys	120	51			0	0			120	51
7	C2442 - Aluminium production	62	39			0	0			62	39
8	C2732 - Manufacture of other electronic and electric wires and cables	99	57			0	0			99	57
9	C2733 - Manufacture of wiring devices	55	40			0	0			55	40
10	C2910 - Manufacture of motor vehicles	516	190			0	0			516	190
11	C3011 - Building of ships and floating structures	74	7			0	0			74	7
12	C3020 - Manufacture of railway locomotives and rolling stock	143	76			0	0			143	76
13	Other C Manufacturing	482	84			0	0			482	84
14	D3511 - Production of electricity	1,594	1,343			0	0			1,594	1,343
15	D3512 - Transmission of electricity	145	138			0	0			145	138
16	D3513 - Distribution of electricity	512	399			0	0			512	399
17	D3514 - Trade of electricity	315	295			0	0			315	295
18	Other D Electricity, gas, steam and air conditioning supply	74	66			1	1			75	67
19	E Water supply	89	1			0	0			89	1
20	F4110 - Development of building projects	192	10			0	0			192	10

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Breakdown by sector - NACE 4 digits level (code and label)		2023
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
21	F4120 - Construction of residential and non-residential buildings	84	18			0	0			84	18
22	F4211 - Construction of roads and motorways	187	3			1	0			187	3
23	F4222 - Construction of utility projects for electricity and telecommunications	328	3			0	0			328	3
24	F4299 - Construction of other civil engineering projects n.e.c.	156	5			0	0			156	5
25	F4312 - Site preparation	130	5			0	0			130	5
26	F4321 - Electrical installation	94	6			0	0			94	6
27	Other F Construction	105	5			0	0			105	5
28	G4711 - Retail sale in non-specialised stores with food, beverages or tobacco predominating	92	5			0	0			92	5
29	G4778 - Other retail sale of new goods in specialised stores	94	0			0	0			94	0
30	Other G Wholesale and retail trade	349	62			1	1			350	62
31	H4910 - Passenger rail transport, interurban	57	7			0	0			57	7
32	H4950 - Transport via pipeline	92	84			0	0			92	84
33	H5221 - Service activities incidental to land transportation	425	2			0	0			425	2
34	Other H Transport and storage	71	4			0	0			71	4
35	I5510 - Hotels and similar accommodation	321	0			0	0			321	0
36	Other I Accommodation and food service activities	29	0			0	0			29	0
37	J6110 - Wired telecommunications activities	91	3			0	0			91	3
38	J6120 - Wireless telecommunications activities	228	5			27	1			255	6
39	J6399 - Other information service activities n.e.c.	504	0			0	0			504	0
40	Other J Information and communication	110	2			18	4			128	6
41	L6810 - Buying and selling of own real estate	68	8			0	0			68	8

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Breakdown by sector - NACE 4 digits level (code and label)		2023
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
42	L6820 - Renting and operating of own or leased real estate	264	1			0	0			264	1
43	L6831 - Real estate agencies	205	26			0	0			205	26
44	Other L Real estate activities	26	0			0	0			26	0
45	M6920 - Accounting, bookkeeping and auditing activities; tax consultancy	115	99			0	0			115	99
46	M7010 - Activities of head offices	534	251			0	0			534	251
47	M7022 - Business and other management consultancy activities	77	7			0	0			77	7
48	M7490 - Other professional, scientific and technical activities n.e.c.	134	45			0	0			134	45
49	Other M Professional, scientific and technical activities	46	12			0	0			46	12
50	N7711 - Renting and leasing of cars and light motor vehicles	130	48			0	0			130	48
51	N7712 - Renting and leasing of trucks	60	5			0	0			60	5
52	N8299 - Other business support service activities n.e.c.	159	0			0	0			159	0
53	Other N Administrative and support service activities	126	23			0	0			126	23
54	O Public administration and defence, compulsory social security	0	0			0	0			0	0
55	P Education	14	0			0	0			14	0
56	Q Human health services and social work activities	18	2			0	0			18	2
57	R Arts, entertainment and recreation	2	0			0	0			2	0
58	S Other services	519	63			7	0			525	63

1. Exposures in the banking book towards those sectors covered by the Taxonomy (NACE sectors 4 levels of detail), using the relevant NACE Codes on the basis of the principal activity of the counterparty. A threshold above 0.5% of the eligible exposure has been set for reporting NACE at level 4. All other NACEs outside this threshold are reported at level 1.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2. GAR sector information (Turnover)

Breakdown by sector - NACE 4 digits level (code and label)		2023
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
1	A Agriculture, forestry and fishing	5	4			0	0			5	4
2	B910 - Support activities for petroleum and natural gas extraction	101	15			0	0			101	15
3	Other B Mining and quarrying	20	9			0	0			20	9
4	C2410 - Manufacture of basic iron and steel and of ferro-alloys	132	50			0	0			132	50
5	C2420 - Manufacture of tubes, pipes, hollow profiles and related fittings, of steel	52	4			0	0			52	4
6	C2442 - Aluminium production	84	45			0	0			84	45
7	C2732 - Manufacture of other electronic and electric wires and cables	56	16			0	0			56	16
8	C2751 - Manufacture of electric domestic appliances	48	0			0	0			48	0
9	C2910 - Manufacture of motor vehicles	484	50			0	0			484	50
10	C3011 - Building of ships and floating structures	81	10			0	0			81	10
11	C3020 - Manufacture of railway locomotives and rolling stock	143	83			0	0			143	83
12	C3313 - Repair of electronic and optical equipment	55	0			0	0			55	0
13	Other C Manufacturing	243	40			0	0			243	40
14	D3511 - Production of electricity	843	537			0	0			843	537
15	D3512 - Transmission of electricity	100	75			0	0			100	75
16	D3513 - Distribution of electricity	338	174			0	0			338	174
17	D3514 - Trade of electricity	137	108			0	0			137	108
18	Other D Electricity, gas, steam and air conditioning supply	30	8			0	0			30	8
19	E3600 - Water collection, treatment and supply	53	1			0	0			53	1
20	Other E Water supply	39	1			0	0			39	1

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Breakdown by sector - NACE 4 digits level (code and label)		2023
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
21	F4110 - Development of building projects	214	14			0	0			214	14
22	F4120 - Construction of residential and non-residential buildings	81	12			0	0			81	12
23	F4211 - Construction of roads and motorways	192	3			1	0			193	4
24	F4222 - Construction of utility projects for electricity and telecommunications	314	1			0	0			315	1
25	F4299 - Construction of other civil engineering projects n.e.c.	164	18			0	0			164	18
26	F4312 - Site preparation	122	0			0	0			122	0
27	F4321 - Electrical installation	109	8			0	0			109	8
28	Other F Construction	105	15			0	0			105	15
29	G Wholesale and retail trade	168	15			0	0			169	15
30	H5221 - Service activities incidental to land transportation	421	1			0	0			421	1
31	Other H Transport and storage	177	36			0	0			177	36
32	I5510 - Hotels and similar accommodation	250	0			0	0			250	0
33	Other I Accommodation and food service activities	26	0			0	0			26	0
34	J6110 - Wired telecommunications activities	59	4			2	0			61	4
35	J6120 - Wireless telecommunications activities	365	30			49	1			414	32
36	J6399 - Other information service activities n.e.c.	504	0			0	0			504	0
37	Other J Information and communication	97	1			15	5			112	7
38	L6810 - Buying and selling of own real estate	74	9			0	0			74	9
39	L6820 - Renting and operating of own or leased real estate	267	1			0	0			267	1
40	L6831 - Real estate agencies	234	18			0	0			234	18
41	Other L Real estate activities	26	2			0	0			26	2
42	M6920 - Accounting, bookkeeping and auditing activities; tax consultancy	66	42			8	1			74	43
43	M7010 - Activities of head offices	488	158			0	0			488	158

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Breakdown by sector - NACE 4 digits level (code and label)		2023
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
44	M7022 - Business and other management consultancy activities	95	8			1	0			96	8
45	M7112 - Engineering activities and related technical consultancy	46	16			0	0			46	16
46	M7490 - Other professional, scientific and technical activities n.e.c.	99	35			0	0			100	35
47	Other M Professional, scientific and technical activities	3	0			0	0			3	0
48	N7711 - Renting and leasing of cars and light motor vehicles	127	10			0	0			127	10
49	N7712 - Renting and leasing of trucks	58	0			0	0			58	0
50	N8010 - Private security activities	49	0			0	0			49	0
51	N8299 - Other business support service activities n.e.c.	157	0			0	0			157	0
52	Other N Administrative and support service activities	92	11			1	0			93	11
53	O Public administration and defence, compulsory social security	0	0			0	0			0	0
54	P Education	14	0			0	0			14	0
55	Q Human health services and social work activities	17	1			0	0			17	1
56	R Arts, entertainment and recreation	0	0			0	0			0	0
57	S Other services	534	21			24	1			558	21

1. Exposures in the banking book towards those sectors covered by the Taxonomy (NACE sectors 4 levels of detail), using the relevant NACE Codes on the basis of the principal activity of the counterparty. A threshold above 0.5% of the eligible exposure has been set for reporting NACE at level 4. All other NACEs outside this threshold are reported at level 1.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3. GAR KPI stock (Capex)

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	70.4	5.1	4.4	1.1	0.2	0	0	0	0	70.4	5.1	4.4	1.1	0.2	36.1
2	Financial undertakings	26.8	1.8	0	0	1.2	0	0	0	0	26.8	1.8	0	0	1.2	1.5
3	Credit institutions	27.7	0	0	0	0	0	0	0	0	27.7	0	0	0	0	1.2
4	Loans and advances	25.8	0	0	0	0	0	0	0	0	25.8	0	0	0	0	1.1
5	Debt securities, including UoP	44.6	0	0	0	0	0	0	0	0	44.6	0	0	0	0	0.1
6	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
7	Other financial corporations	23.1	9	0	0.2	6.2	0	0	0	0	23.1	9	0	0.2	6.2	0.3
8	of which investment firms	22	17.6	0	0	15.4	0	0	0	0	22	17.6	0	0	15.4	0.1
9	Loans and advances	9.5	3.4	0	0	0.5	0	0	0	0	9.5	3.4	0	0	0.5	0.1
10	Debt securities, including UoP	96	96	0	0	96	0	0	0	0	96	96	0	0	96	0
11	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
12	of which management companies	72	7.7	0	0.9	0.5	0	0	0	0	72	7.7	0	0.9	0.5	0
13	Loans and advances	72	7.7	0	0.9	0.5	0	0	0	0	72	7.7	0	0.9	0.5	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
16	of which insurance undertakings	16.8	0	0	0	0	0	0	0	0	16.8	0	0	0	0	0.1
17	Loans and advances	16.8	0	0	0	0	0	0	0	0	16.8	0	0	0	0	0.1
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
20	Non-financial undertakings	42.1	14.6	0	1.5	5	0.2	0	0	0	42.3	14.7	0	1.5	5	1.4
21	Loans and advances	42.6	13.6	0	1.6	4.4	0.2	0	0	0	42.8	13.6	0	1.6	4.4	1.3
22	Debt securities, including UoP	34.2	30.4	0	0	14.6	0.4	0	0	0	34.6	30.4	0	0	14.6	0.1
23	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
24	Households	73.7	4.8	4.8	1.1	0	0	0	0	0	73.7	4.8	4.8	1.1	0	33.1
25	of which loans collateralised by residential immovable property	97.4	6.1	6.1	0	0	0	0	0	0	97.4	6.1	6.1	0	0	20
26	of which building renovation loans	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
27	of which motor vehicle loans	100	7.3	7.3	7.3	0					100	7.3	7.3	7.3	0	4.9

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
29	Housing financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
30	Other local government financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.3
32	Total GAR assets	36.2	2.6	2.3	0.5	0.1	0	0	0	0	36.2	2.6	2.3	0.5	0.1	70.3

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3. GAR KPI stock (Turnover)

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	70.2	4.7	4.4	1	0.1	0.1	0	0	0	70.3	4.7	4.4	1	0.1	36.1
2	Financial undertakings	28.1	1.1	0	0	0.7	1.3	0	0	0	29.4	1.1	0	0	0.7	1.5
3	Credit institutions	30.6	0	0	0	0	0.1	0	0	0	30.7	0	0	0	0	1.2
4	Loans and advances	29	0	0	0	0	0.1	0	0	0	29.1	0	0	0	0	1.1
5	Debt securities, including UoP	44.6	0	0	0	0	0	0	0	0	44.6	0	0	0	0	0.1
6	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
7	Other financial corporations	17.8	5.5	0	0.1	3.7	6.4	0	0	0	24.2	5.5	0	0.1	3.7	0.3
8	of which investment firms	14.1	8.7	0	0	7.8	2.1	0	0	0	16.1	8.7	0	0	7.8	0.1
9	Loans and advances	8.7	1.3	0	0	0.1	2.8	0	0	0	11.5	1.3	0	0	0.1	0.1
10	Debt securities, including UoP	49	49	0	0	49	0	0	0	0	49	49	0	0	49	0
11	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
12	of which management companies	70.2	12	0	0	0	0	0	0	0	70.2	12	0	0	0	0
13	Loans and advances	70.2	12	0	0	0	0	0	0	0	70.2	12	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
16	of which insurance undertakings	16.7	0	0	0	0	16.8	0	0	0	33.5	0	0	0	0	0.1
17	Loans and advances	16.7	0	0	0	0	16.8	0	0	0	33.5	0	0	0	0	0.1
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
20	Non-financial undertakings	34.2	6.6	0	1	2.3	0.4	0	0	0	34.6	6.7	0	1	2.3	1.4
21	Loans and advances	35.4	6.2	0	1.1	2.3	0.3	0	0	0	35.7	6.2	0	1.1	2.3	1.3
22	Debt securities, including UoP	15.2	13.3	0	0.2	2.5	1.2	0	0	0	16.3	13.3	0	0.2	2.5	0.1
23	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
24	Households	73.7	4.8	4.8	1.1	0	0	0	0	0	73.7	4.8	4.8	1.1	0	33.1
25	of which loans collateralised by residential immovable property	97.4	6.1	6.1	0	0	0	0	0	0	97.4	6.1	6.1	0	0	20
26	of which building renovation loans	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
27	of which motor vehicle loans	100	7.3	7.3	7.3	0					100	7.3	7.3	7.3	0	4.9

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
29	Housing financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
30	Other local government financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.3
32	Total GAR assets	36	2.4	2.3	0.5	0.1	0	0	0	0	36.1	2.4	2.3	0.5	0.1	70.3

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4. GAR KPI flow (Capex)

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	59.5	6.8	4.7	3.2	1	0	0	0	0	59.5	6.8	4.7	3.2	1	14.5
2	Financial undertakings	29.8	2.7	0	0	2.3	0	0	0	0	29.8	2.7	0	0	2.3	1.7
3	Credit institutions	28.7	0	0	0	0	0	0	0	0	28.7	0	0	0	0	1.5
4	Loans and advances	28.6	0	0	0	0	0	0	0	0	28.6	0	0	0	0	1.5
5	Debt securities, including UoP	44	0	0	0	0	0	0	0	0	44	0	0	0	0	0
6	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
7	Other financial corporations	39.8	26.7	0	0.3	22.7	0	0	0	0	39.8	26.7	0	0.3	22.7	0.2
8	of which investment firms	55.7	54.4	0	0	54.4	0	0	0	0	55.7	54.4	0	0	54.4	0.1
9	Loans and advances	40.9	14	0	0	14	0	0	0	0	40.9	14	0	0	14	0
10	Debt securities, including UoP	96	96	0	0	96	0	0	0	0	96	96	0	0	96	0
11	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
12	of which management companies	7.8	0	0	0	0	0	0	0	0	7.8	0	0	0	0	0
13	Loans and advances	7.8	0	0	0	0	0	0	0	0	7.8	0	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
16	of which insurance undertakings	0.5	0	0	0	0	0	0	0	0	0.5	0	0	0	0	0
17	Loans and advances	0.5	0	0	0	0	0	0	0	0	0.5	0	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
20	Non-financial undertakings	42.6	16.9	0	1.1	6.6	0.1	0	0	0	42.8	16.9	0	1.1	6.6	1.5
21	Loans and advances	43.7	15	0	1.3	5.5	0.2	0	0	0	43.9	15.1	0	1.3	5.5	1.3
22	Debt securities, including UoP	34.5	31.1	0	0	14.9	0	0	0	0	34.5	31.1	0	0	14.9	0.2
23	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
24	Households	66.1	6	6	3.9	0	0	0	0	0	66.1	6	6	3.9	0	11.4
25	of which loans collateralised by residential immovable property	98.9	6.1	6.1	0	0	0	0	0	0	98.9	6.1	6.1	0	0	3.8
26	of which building renovation loans	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
27	of which motor vehicle loans	100	12	12	12	0					100	12	12	12	0	3.7

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
29	Housing financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
30	Other local government financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Total GAR assets	17.1	1.9	1.3	0.9	0.3	0	0	0	0	17.1	1.9	1.3	0.9	0.3	50.6

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4. GAR KPI flow (Turnover)

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	58.6	5.7	4.7	3.2	0.5	0.1	0	0	0	58.7	5.7	4.7	3.2	0.5	14.5
2	Financial undertakings	30.1	1.7	0	0	1.4	0.1	0	0	0	30.2	1.7	0	0	1.4	1.7
3	Credit institutions	30.3	0	0	0	0	0	0	0	0	30.3	0	0	0	0	1.5
4	Loans and advances	30.3	0	0	0	0	0	0	0	0	30.3	0	0	0	0	1.5
5	Debt securities, including UoP	44	0	0	0	0	0	0	0	0	44	0	0	0	0	0
6	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
7	Other financial corporations	27.8	16.7	0	0.1	13.6	1.3	0	0	0	29.1	16.7	0	0.1	13.6	0.2
8	of which investment firms	29.2	27.6	0	0	27.6	0	0	0	0	29.2	27.6	0	0	27.6	0.1
9	Loans and advances	37.8	3.8	0	0	3.8	0	0	0	0	37.8	3.8	0	0	3.8	0
10	Debt securities, including UoP	49	49	0	0	49	0	0	0	0	49	49	0	0	49	0
11	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
12	of which management companies	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
13	Loans and advances	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
16	of which insurance undertakings	0.5	0	0	0	0	43.8	0	0	0	44.3	0	0	0	0	0
17	Loans and advances	0.5	0	0	0	0	43.8	0	0	0	44.3	0	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
20	Non-financial undertakings	33.8	7.6	0	0.8	2.9	0.4	0	0	0	34.2	7.6	0	0.8	2.9	1.5
21	Loans and advances	36.3	6.8	0	0.9	2.9	0.4	0	0	0	36.7	6.8	0	0.9	3	1.3
22	Debt securities, including UoP	15.4	13.6	0	0.2	2.5	0	0	0	0	15.4	13.6	0	0.2	2.5	0.2
23	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
24	Households	66.1	6	6	3.9	0	0	0	0	0	66.1	6	6	3.9	0	11.4
25	of which loans collateralised by residential immovable property	98.9	6.1	6.1	0	0	0	0	0	0	98.9	6.1	6.1	0	0	3.8
26	of which building renovation loans	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
27	of which motor vehicle loans	100	12	12	12	0					100	12	12	12	0	3.7

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
29	Housing financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
30	Other local government financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Total GAR assets	16.9	1.6	1.3	0.9	0.1	0	0	0	0	16.9	1.6	1.3	0.9	0.1	50.6

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5. KPI off-balance sheet exposures (Capex stock)

% (compared to total eligible off-balance sheet assets)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	4.1	1.8	0	0	1	0.2	0	0	0	4.3	1.8	0	0	1
2	Assets under management (AuM KPI)	3.6	1.1	0	0.1	0.5	0	0	0	0	3.6	1.1	0	0.1	0.5

5. KPI off-balance sheet exposures (Turnover stock)

% (compared to total eligible off-balance sheet assets)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	3.2	0.9	0	0	0.6	0	0	0	0	3.2	0.9	0	0	0.6
2	Assets under management (AuM KPI)	3.1	0.6	0	0	0.3	0.3	0	0	0	3.4	0.6	0	0	0.3

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5. KPI off-balance sheet exposures (Capex flow)

% (compared to total eligible off-balance sheet assets)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	5.9	2	0	0	1.2	0.4	0	0	0	6.3	2	0	0	1.2
2	Assets under management (AuM KPI)	7.6	2.2	0	0	1.1	0	0	0	0	7.6	2.2	0	0	1.1

5. KPI off-balance sheet exposures (Turnover flow)

% (compared to total eligible off-balance sheet assets)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	4	0.5	0	0	0.4	0	0	0	0	4	0.5	0	0	0.4
2	Assets under management (AuM KPI)	6.5	2.3	0	0	1.7	0.2	0	0	0	6.7	2.3	0	0	1.7

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6. Nuclear and fossil gas related activities

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	YES
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	YES
Nuclear energy related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO
6. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	16	0	16	0	0	0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	123	0	123	0	0	0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	33,284	2.6	33,277	2.6	7	0
8	Total applicable KPI	33,422	2.6	33,416	2.6	7	0

Note 1: The denominator of the applicable KPI is 1,288,300 millions of euro
6. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	76	0	76	0	0	0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0	1	0	0	0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	31,074	2.4	31,065	2.4	9	0
8	Total applicable KPI	31,151	2.4	31,142	2.4	9	0

Note 1: The denominator of the applicable KPI is 1,288,300 millions of euro

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0	0	0	0	0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	16	0	16	0	0	0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	123	0.4	123	0.4	0	0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0	0	0	0	0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0	0	0	0	0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0	0	0	0	0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	33,284	99.6	33,277	99.6	7	0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	33,422	100	33,416	100	7	0
6. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0	0	0	0	0
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0	0	0	0	0
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	76	0.2	76	0.2	0	0
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0	0	0	0	0
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	0	1	0	0	0
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0	0	0	0	0
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	31,074	99.8	31,065	99.7	9	0
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	31,151	100	31,142	100	9	0

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	84	0	84	0	0	0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	13	0	13	0	0	0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	432,433	33.6	432380	33.6	54	0
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	432,530	33.6	432477	33.6	54	0
6. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Turnover

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	84	0	84	0	0	0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	653	0.1	653	0.1	0	0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	9	0	9	0	0	0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0	0	0	0	0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	432,780	33.6	432,313	33.6	468	0
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	433,527	33.7	433,059	33.6	468	0

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex

	Nuclear energy related activities	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	822,367	63.8
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	822,367	63.8
6. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Turnover

	Nuclear energy related activities	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	823,644	63.9
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	823,644	63.9

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.6 Sustainable finance and investment classification system (SFICS)
GRI FS8
Sustainable finance is key to meeting our ambition to be net zero carbon emissions by 2050. We continue to build on our sustainable finance guidelines, which we first published in February 2022. In 2023, we updated them based on developments in regulation and market practice. The latest version also includes socially responsible investment standards and is now called the Sustainable finance and investment classification system (SFICS).
The SFICS outlines common standards to consider an asset or activity as environmental, social or sustainable in all the Group’s units and businesses. It draws on such international market guidelines, standards and principles as the EU Taxonomy (including the four new environmental targets for 2023), ICMA Principles, LMA Principles, UNEP FI Framework and the Climate Bonds Standard.
The SFICS enables us to track our sustainable activity, support product development and mitigate greenwashing risk.
We updated the SFICS based on lessons learned and market trends. It now features:

A sustainability approach for customers that complements the activity-based approach.
Additional details on manufacturing, real estate, sustainable agriculture and other activities.
New activities that come to light on the back of developments in the EU Taxonomy and to cover new environmental goals related to water, waste, the circular economy and biodiversity.
We will continue working to evolve the SFICS in line with market developments and business practice, to have a comprehensive set of criteria that enables us to classify green and transition activities to support our customers transition and contribute to our net zero ambition.

Internationally recognized sector principles and guidelines that the SFICS draws on

EU taxonomy	ICMA Green/Social Bond Principles	LMA Green Loan Principles	LMA Sustainability Linked Loan Principles	ICMA Sustainability Linked Bond Principles	Febraban taxonomy (Brazil)	UNEP FI framework	Climate Bond Standards
Eligible products

Dedicated purpose				Sustainability-linked financing

→Proceeds go towards eligible environmental and social activities and initiatives.
→Eligibility criteria: Activities with a specific environmental and social purpose under accepted standards that follow internationally recognized sector guidelines and principles (ICMA, LMA, Climate Bonds Standard) and the EU Taxonomy.

→Sustainability-linked transactions designed to help our customers achieve their ESG objectives.
→Transaction structured to achieve pre-determined sustainability performance targets (ESG ratings and metrics).
→Alignment with sector standards (ICMA and LMA).

Update in 2023 to the Green, social and sustainability funding global framework

Updated in 2023, this framework is the reference for all environmental, social and sustainability-labelled funding instruments traded in sustainable capital markets and enables all Grupo Santander entities to issue based on it. It replaces our previous Global sustainable bond and Green bond frameworks.

Consistent with best market practice and investor expectations, it covers use of proceeds, project assessment and selection, management of proceeds and reporting in line with the International Capital Market Association’s (ICMA) and Loan Market Association’s (LMA) guidelines. It is also consistent with the SFICS.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.7 Scope of information

The following table outlines the scope of information in the different areas of information of this chapter.
Where specific limitations exist for one or more indicators, when these are significant, they are reflected in each corresponding section and in the GRI (Global Reporting Initiative) Content Index.

Topics	Scope of information

Business conduct
Ethical channel	Main Group companies in: Argentina, Brazil, Chile, Spain, Mexico, Poland, Portugal, United Kingdom, United States, Uruguay, Colombia, Peru, Switzerland, Bahamas, and Digital Consumer Bank subsidiaries and branches.
Socio-environmental risk (Equator Principles)	Full Group scope (Corporate & Investment Banking business).
Responsible procurement	Main companies of the Group in: Argentina, Brazil, Chile, Germany, Mexico, Portugal, Spain, United Kingdom, United States and United States.
Acting responsibly towards customers
NPS and customer satisfaction	Main companies of the Group in: Argentina, Brazil, Chile, Spain, United States, Mexico, Poland, Portugal and United Kingdom, Uruguay.
Customer complaints	All Group entities (>1% of reported claims volume in 2023)
Financial health and inclusion	Main companies of the Group in: Argentina, Brazil, Colombia, Chile, Chile, Germany, Mexico, Peru, Poland, Portugal, Spain, United Kingdom, United States and Uruguay.
Acting responsibly towards our employees
Employees	Full Group scope
Supporting communities
Support for higher education, employability and entrepreneurship	Main companies of the Group in: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, United Kingdom, United States, United Kingdom and Uruguay, in addition to Fundación Universia.
Other community support programmes	Main Group companies in: Germany, Argentina, Brazil, Colombia, Chile, Spain, United States, Mexico, Poland, Portugal, United Kingdom, Uruguay, and the rest of the countries in which DCB operates, as well as Foundations associated to the Group (e.g. Fund. Banco Santander in Spain, Santander Foundation in the UK, etc).
Supporting the green transition
Green finance	Corporate & Investment Banking.
Portfolio alignment	Corporate & Investment Banking for thermal coal, power generation, energy (oil & gas), aviation, steel and auto manufacturing portfolios. DCB for the auto loan portfolio.
Agreements with multilateral development banks	Full Group scope. Companies that have signed financing operations (loans, guarantees, risk, sharings or securitisations) with multilateral development banks (MDBs).
Environmental footprint	Wholly owned companies in: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the United Kingdom and the United States.
Responsible investment
SRI AuMs	Wealth Management & Insurance: SAM and Private Banking
Other topics
Corporate governance	Banco Santander, S.A.
Customers	Full Group scope
Tax contribution	Full Group scope
Litigation and penalties	Full Group scope
Communications with shareholders and investors	Banco Santander, S.A.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.8 Alternative performance measures (APMs)
The following are additional alternative performance measures (APMs) to those listed in section 8 of the chapter 'Economic and Financial Review'.
Data related to tax contribution
The profits obtained, and the taxes accrued and paid, correspond to the countries where we operate.

Taxes paid by the Group
The taxes Santander pays directly are included in the cash flow statement and mainly stem from the corporate income tax paid. They also include non-recoverable value added tax (VAT), employers' social security contributions, charges levied on banks and financial transactions in the geographies were we operate, and other taxes..
See data in the section 8.1 Tax contribution of this chapter.

It reflects how the Bank complies with its commitment to tax transparency in the jurisdictions where it operates.
Additionally, the "Taxes paid by the Group" metric is a requirement of the GRI standard, GRI 201-1: Direct economic value generated and distributed.
For more information see: https://www.globalreporting.org/

Third-party taxes
These are those generated by the development of our economic activity.
This is the sum of salary withholdings and employees' social security contributions, recoverable VAT, tax deduced at source on capital, non-resident taxes, property taxes, stamp taxes, taxes related to the financial activity, and others.
See data in the section 8.1 Tax contribution of this chapter.

Total tax contribution
The Group's total tax contribution includes the taxes paid by the Group as a direct cost and the taxes collected from third parties in the course of our economic activity.
See data in the section 8.1 Tax contribution of this chapter.

Data related to the country by country report

Revenue from third-party sales
Revenue from intra-group transactions with other tax jurisdictions includes interest income; interest expenses; commission income and expenses for transactions between Santander companies whose residence is in different tax jurisdictions; and intra-group income, excluded from total income in the consolidated income statement because counterparty expense is recorded under another item of the consolidated income statement not included in total income.
Data available on the section 8.8 Country by country report of this chapter.

Metrics required by GRI 207-4: Country-by-Country Report. This standard requires the presentation of a country-by-country report with financial, economic and tax information on each jurisdiction in which Grupo Santander operates.
These indicators are complemented by the other indicators (not considered alternative performance measures) available in Appendix VI. Annual banking report of the Group's annual accounts (see page 824 of the annual accounts).
For more information see: https://www.globalreporting.org/

Revenue from intra-group transactions with other tax jurisdictions
Tangible assets other than cash and cash equivalents	Composed of tangible assets, non-current assets held for sale and inventories. See data in section 8.8 Country by country report of this chapter.
Corporate income tax accrued on profit/loss	The accrued corporate income tax is a current-year expense and does not include deferred taxes. See data in section 8.8 Country by country report of this chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Data related to sustainable finance

Green finance raised and facilitated
Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the SCFS panel and reported in the League Tables of Dealogic, Inframation News, TXF and Mergermarket since the beginning of the year.
See data in section 2.6 Supporting a green transition and 8.6 Green transition (table 36. Green finance) in this chapter.
It reflects Santander's commitment and contribution to helping our customers, and society as a whole, in the transition to a low-carbon economy.
Financing volume of renewable energy projects
Nominal amount of renewable energy projects (greenfield and brownfield) financed since the beginning of the year and reported externally as reported in Infralogic's League Tables for project financing.
See data in section IV. 2023 highlights of this chapter.

Financing volume of renewable electric vehicles	Financing volume of vehicles powered exclusively by a rechargeable electric battery (no petrol engine). See data in section IV. 2023 highlights of this chapter.

Credit disbursed to microentrepreneurs (EUR)
Total amount of credit disbursed during the year to low-income entrepreneurs with low access to banking services, or with difficulties in accessing credit, with the objective of creating and/or growing their businesses. Data includes information on microfinance programmes in Brazil, Colombia, Mexico and Peru.
See data in section IV. 2023 highlights and 8.3 Financial inclusion (table 9. Microfinance) of this chapter.
It reflects Santander's commitment and contribution to help address financial inclusion challenges in the markets where we operate.
Data related to responsible investment

Socially responsible investment assets under management (SRI AUM)
Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the SFDR regulation (EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. Includes assets managed by Santander Asset Management (SAM) in the EU and with equivalent criteria in geographies where SFDR does not apply (mainly Latam) and Third Party Funds.
See data in section 3. Responsible investment of this chapter.

It reflects Santander's commitment and contribution to promote responsible investment. It also allows our managers to have a more complete vision of the assets in which to invest and identify competitive advantages and prevent potential risks.

Data related to employees training

Cost per hour	Sum of total training expenditure divided by total hours of training completed by active employees in the period. See data in section 8.5 Employees (table 30. Training) of this chapter.	It reflects the bank's commitment to training and lifelong learning for its employees.
Investment per employee	Total expenditure on training divided by the average number of employees per year. See data in section 8.5 Employees (table 30. Training) of this chapter.
Total investment in training
Sum of all expenditures accrued in Learning Activities, during the period, including: Direct costs from trainers who are employed as Employees (i.e. Total Compensation prorated for the dedication to training activities), but not including Salaries of Learning and Development Employees, External suppliers / vendors expenses paid and budgeted by the Learning department (for any type of service: training design, training sessions delivery, communications, consulting), logistic and facilities costs (training rooms, catering, accommodation and travel, materials), Labour cost of employees within the Learning Department (actual amounts accrued during the period, including gross compensation - all items-, plus company taxes - contributions, ), IT costs and licenses plus their applicable services; expenditures in Marketing and Communications paid and budgeted by the Learning Department.; Other expenses
See data in section 8.5 Employees (table 30. Training) of this chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Data related to community investment
At Banco Santander, we measure our investment in community outreach according to the Business for Societal Impact (B4SI)1 methodology, which is an international benchmark for the Global Reporting Initiative (GRI), S&P Dow Jones Sustainability Index and other standards and indices.

Support (investment) for education, employment and entrepreneurship	Total amount invested to support education, employment and entrepreneurship. See data in section 6. Supporting communities and 8.4 Community investment (table 10. Community investment)of this chapter.	It reflects Santander's commitment and contribution to promoting (beyond our business operations) the progress and inclusive and sustainable growth of the communities where we are present.
Support (investment) for other local initiatives
Total amount invested through local initiatives to promote childhood education, social welfare (especially among vulnerable groups), art and culture.
See data in section 6. Supporting communities and 8.4 Community investment (table 10. Community investment)of this chapter.

Total community investment
Sum of investment in education, employability and entrepreneurship, plus investment in other community support programmes.
See data in section 6. Supporting communities and 8.4 Community investment (table 10. Community investment)of this chapter.

Data related to suppliers

Payments to suppliers	Total amount of payments made to suppliers outside the Group (excludes payments made by the Group in Poland). See data in section 7.5 Acting responsibly towards suppliers of this chapter.
It reflects the Group's economic contribution through the purchase of products and services in its operations.
It also reflects our commitment to the local economies of the geographies in which we operate.

% Turnover of locally contracted suppliers (M EUR)
% of the Group's total turnover made to suppliers based in the same geography where the services are purchased (excludes payments made by the Group in Poland).
Turnover from locally contracted suppliers is divided by total turnover to suppliers.
See data in section 7.5 Acting responsibly towards suppliers of this chapter.

Specific data requested by ESG standards

GRI 201 -1. Direct economic value generated and distributed
Direct economic value generated and distributed (EVG&D) on an accruals basis, including the basic components for the organization’s global operations as listed below.
i.Direct economic value generated: revenues;
ii.Economic value distributed: operating costs, employee wages and benefits, payments to providers of capital, payments to government by country, and community investments;
iii.Economic value retained: ‘direct economic value generated’ less ‘economic value distributed’.
See data in section 7.5 Acting responsibly towards suppliers of this chapter.

Economic performance indicator that reflects how an organisation has generated economic wealth for its stakeholders.
It is a requirement of the GRI standard (201-1: Direct economic value generated and distributed).
For more information see: https://www.globalreporting.org/

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10. Sustainability reporting standards
and references
10.1 Non-financial information Act 11/2018 content index    132
10.2 UN Global Compact content index    137
10.3 UNEP FI Principles for Responsible Banking reporting index    138
10.4 Global Reporting Initiative (GRI) content index    151
10.5 Sustainability Accounting Standards Board (SASB) content index    162
10.6 Stakeholder Capitalism Metrics content index    165
10.7 Task Force on Climate related Financial Disclosure (TCFD) content index    170
10.8 SDGs contribution content index    171
10.9 GFANZ transition planning    173

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.1 Non-financial information
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
		Business model and strategy (p. 7); About this chapter (p. 21); Materiality assessment (p. 28); Double materiality assessment and sources (p. 95).	GRI 2-1 GRI 2-2 GRI 2-3 GRI 2-4 GRI 2-5 GRI 2-6 GRI 2-7 GRI 2-22
A description of the Group's policies that includes due diligence procedures for identifying, assessing, preventing and mitigating risks and significant impacts, and for verifying and controlling, including the measures in which they have been adopted):
		Main internal regulation and governance (p. 92); Business conduct (p. 64) (Environmental, social and climate change risk management section).	GRI 2-23 GRI 3-3
The results of these policies, including key indicators of relevant non-financial results that allow the monitoring and evaluation of progress and that favour the comparability between companies and sectors, in accordance with national, European or international frameworks of reference used for each matter.

Acting responsibly towards employees (p. 46); Acting responsibly towards customers (p. 55); Acting responsibly towards suppliers (p. 69); Supporting the green transition (p. 30); Responsible investment (p. 44).
GRI 2-24 GRI 3-3

Our progress in figures (p. 70).
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

Impact, risk and opportunities (p. 29); Business conduct (p. 64) (Environmental, social and climate change risk management section); Supporting the green transition (p. 30); Acting responsibly towards customers (p. 55); Risk, compliance and conduct management chapter (p. 451).
GRI 2-12

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

Supporting the green transition (p. 30);
Business conduct (p. 64) (Environmental, social and climate change risk management).
At the end of the 2023 financial year, no significant account is presented in the Consolidated Annual Accounts of the Group that should be included in this chapter regarding environmental provisions or guarantees.
GRI 2-12 GRI 2-23 GRI 3-3
Contamination:
	Measures to prevent, reduce or repair CO2 emissions that seriously affect the environment, taking into account any form of air pollution, including noise and light pollution.	Supporting the green transition (p. 30) (Reducing our environmental footprint).	GRI 3-3 GRI 305-5
Circular economy and waste prevention and management:
	Waste prevention measures, waste recycling measures, waste reuse measures; other forms of waste recovery and reuse; actions against food waste.	Supporting the green transition (p. 30) (Our environmental footprint).	GRI 3-3 GRI 301-1 GRI 306-2
Sustainable use of resources:
	Use and supply of water according to local limitations	Supporting the green transition (p. 30) (Our environmental footprint); Our progress in figures (p. 70) (Environmental footprint)	GRI 303-5
	Consumption of raw materials and measures taken to improve the efficiency of its use.	Supporting the green transition (p. 30) (Our environmental footprint); Our progress in figures (p. 70) (Environmental footprint)	GRI 301-1
	Energy: direct and indirect consumption, measures taken to improve energy efficiency, use of renewable energies	Supporting the green transition (p. 30) (Our environmental footprint); Our progress in figures (p. 70) (Environmental footprint)	GRI 3-3 GRI 302-1 GRI 302-3 GRI 302-4
Climate change:
	Important elements of greenhouse gas emissions generated as a business activity (including goods and services produced)	Supporting the green transition (p. 30) (Our environmental footprint); Our progress in figures (p. 70) (Environmental footprint)	GRI 3-3 GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4
	Measures taken to adapt to the consequences of climate change	Supporting the green transition (p. 30)	GRI 3-3 GRI 201-2
	Reduction targets voluntarily established in the medium and long term to reduce greenhouse gas emissions and means implemented for this purpose.	Supporting the green transition (p. 30)	GRI 2-23 GRI 3-3
Protection of biodiversity:
	Measures taken to preserve or restore biodiversity	Supporting the green transition (p. 30) (Nature and biodiversity).	GRI 304-2
Impacts caused by the activities or operations of protected areas

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with GRI indicators/Other regulations
2. Social	Employment:
	Total number and distribution of employees by gender, age, country and professional classification	Our progress in figures (p. 70).	GRI 2-7 GRI 3-3 GRI 405-1
	Total number and distribution of contracts modes and annual average of undefined contracts, temporary contracts, and part-time contracts by: sex, age and professional classification.	Our progress in figures (p. 70).	GRI 2-7 GRI 405-1
	Number of dismissals by: gender, age and professional classification.	Our progress in figures (p. 70).	GRI 401-1
	Average remuneration and its progression broken down by gender, age and professional classification	Our progress in figures (p. 70).	GRI 405-2
	Salary gap and remuneration of equal or average jobs in society	Acting responsibly towards employees (p. 46) (Diversity, equity and inclusion section).	GRI 3-3 GRI 405-2
	Average remuneration of directors and executives (including variable remuneration, allowances, compensation, payment to long-term savings forecast systems and any other payment broken down by gender)	Our progress in figures (p. 70).	GRI 2-19 GRI 2-20 GRI 3-3 GRI 405-2
	Implementation of work disconnection policies	Acting responsibly towards employees (p. 46) (Transforming the way we work section).	GRI 3-3
	Employees with disabilities	Our progress in figures (p. 70).	GRI 405-1
Organization of work:
	Organization of work time	Acting responsibly towards employees (p. 46) (Transforming the way we work section).	GRI 3-3
	Number of absent hours	Our progress in figures (p. 70).	GRI 403-9 GRI 403-10
	Measures designed to facilitate work-life balance and encourage a jointly responsible use of said measures by parents	Acting responsibly towards employees (p. 46) (Gender equality section).	GRI 3-3
Health and safety:
	Conditions of health and safety in the workplace	Acting responsibly towards employees (p. 46) (Employees’ health and well-being section).	GRI 3-3
	Occupational accidents, in particular their frequency and severity, as well as occupational illnesses. Broken down by gender.	Our progress in figures (p. 70).	GRI 403-9 GRI 403-10
Social relations:
	Organization of social dialogue (including procedures to inform and consult staff and negotiate with them)	Acting responsibly towards employees (p. 46) (Collective bargaining). Acting responsibly towards customers (p. 55); Stakeholders engagement (p. 89).	GRI 3-3
	Percentage of employees covered by collective bargaining agreements by country	Our progress in figures (p. 70).	GRI 2-30
	Balance of the collective bargaining agreements (particularly in the field of health and safety in the workplace)	Acting responsibly towards employees (p. 46) (Employees’ health and well-being section)	GRI 403-1 GRI 403-4
	Mechanisms and procedures that employers have for encouraging the involvement of workers in management of the company, in terms of information, consultation and participation	Business conduct (p. 64) (Ethical channels)
Training:
	The policies implemented in the field of training	Acting responsibly towards employees (p. 46) (Attracting talent and Developing talent sections).	GRI 3-3 GRI 404-2
	Total number of hours of training by professional categories.	Our progress in figures (p. 70).	GRI 404-1

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with GRI indicators/Other regulations
2. Social	Accessibility:
	Universal accessibility of people	Acting responsibly towards employees (p. 46) (Diversity, equity and inclusion section); Acting responsibly towards customers (p. 55); Supporting communities (p. 61).	GRI 3-3
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
		Acting responsibly towards employees (p. 46) (Diversity, equity and inclusion section); Supporting communities (p. 61).	GRI 3-3

3. Human Rights	Application of due diligence procedures in the field of Human Rights
Main internal regulations and governance (p. 92); Business conduct (p. 64) (Environmental, social and climate change risk management and Human rights protection section); Acting responsible towards suppliers (p. 69).
GRI 2-25 GRI 3-3
Prevention of the risks of Human Rights violations and, where appropriate, measures to mitigate, manage and repair any possible abuses committed
Main internal regulations and governance (p. 92); Business conduct (p. 64) (Environmental, social and climate change risk management and Human rights protection section); Acting responsible towards suppliers (p. 69).
GRI 2-23 GRI 2-24 GRI 2-25 GRI 2-26
	Complaints about cases of human rights violations	Business conduct (p. 64) (Ethical channels section).	GRI 406-1
	Promotion and compliance with the provisions of the fundamental conventions of the International Labour Organization regarding respect for freedom of association and the right to collective bargaining.	Acting responsibly towards employees (p. 46)	GRI 3-3
	Elimination of discrimination in respect of employment and occupation; elimination of forced or compulsory labour; and the effective abolition of child labour.	Business conduct (p. 64) (Environmental, social and climate change risk management and Human rights sections)	GRI 2-23 GRI 3-3 GRI 406-1
4. Fight against corruption	Measures taken to prevent corruption and bribery
Main internal regulations and governance (p. 92); Business conduct (p. 64) (Financial crime compliance section).
Risk, compliance and conduct management chapter: 7.2 Compliance and conduct risk management section (p. 497).
GRI 2-23 GRI 2-26 GRI 3-3 GRI 205-1 GRI 205-2
Measures to combat money laundering
Main internal regulations and governance (p. 92); Business conduct (p. 64) (Financial crime compliance section).
Risk, compliance and conduct management chapter: 7.2 Compliance and conduct risk management section (p. 497).
GRI 2-23 GRI 2-26 GRI 3-3 GRI 205-1 GRI 205-2
	Contributions to non-profit foundations and entities	Supporting communities (p. 61).	GRI 413-1

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with GRI indicators/Other regulations
5. Information on the company	Commitments of the company to sustainable development:
	The impact of the company’s activity on employment and local development	Supporting communities (p. 61). Financial health and inclusion (p. 57). Business conduct (p. 64) (Environmental, social and climate change risk management).	GRI 3-3 GRI 203-1 GRI 203-2 GRI 413-1 GRI 413-2
	The impact of the company’s activity on local towns and villages and in the country.	Supporting communities (p. 61). Financial health and inclusion (p. 57).	GRI 203-1 GRI 203-2 GRI 411-1 GRI 413-1 GRI 413-2
	Relations maintained with the representatives of local communities and the modalities of dialogue with them.	Stakeholder engagement (p. 89).	GRI 2-29
	Association or sponsorship actions	Santander participates in the sectoral associations representing financial activity in the countries in which it operates, such as the AEB in the case of Spain.	GRI 2-28
Outsourcing and suppliers:
	Inclusion of social, gender equality and environmental issues in the procurement policy	Acting responsibly towards suppliers (p. 69).	GRI 2-6 GRI 3-3
	Consideration in relations with suppliers and subcontractors of their responsibility	Acting responsibly towards suppliers (p. 69).	GRI 204-1 GRI 308-1 GRI 414-1
	Supervision and audit systems and resolution thereof	Acting responsibly towards suppliers (p. 69).	GRI 3-3
Consumers:
	Measures for the health and safety of consumers	Acting responsibly towards customers (p. 55). Risk, compliance and conduct management chapter: 7.2 Compliance and conduct risk management section (p. 497)	GRI 3-3 GRI 416-1 GRI 417-1
	Systems for complaints received and resolution thereof	Acting responsibly towards customers (p. 55). Risk, compliance and conduct management chapter: 7.2 Compliance and conduct risk management section (p. 497)	GRI 2-26 GRI 3-3 GRI 416-2 GRI 417-2 GRI 418-1
Tax information:
	The profits obtained country by country	Auditor's report and 2023 annual consolidate accounts (p. 519) (Annex VI Annual banking report) and Auditor's Report and 2022 annual consolidate accounts (Annex VI Annual banking report).	GRI 3-3 GRI 207-1
	Taxes on benefits paid	Our progress in figures (p. 70) (8.1 Tax contribution)
	Public grants received	GRI content index (p. 151).	GRI 201-4
6. Other relevant information	EU Taxonomy	Information related to article 8 of EU Taxonomy: Responsible investment (p. 44); EU Taxonomy (p. 97).	EU Regulation 2020/852 and Commission Delegated Regulations 2021/2139 and 2021/2178 as amended by Delegated Regulations (EU) 2022/1214, 2023/2485 and 2023/2486

In addition to the contents mentioned in the previous table, the consolidated non-financial information statement of Banco Santander includes the following contents: 1, 2-8, 2-9, 2-10, 2-11, 2-13, 2-14, 2-15, 2-16, 2-17, 2-18, 2-21, 2-27, 3-1, 3-2, 201-1, 201-3, 202-1, 202-2, 205-3, 206-1, 207-2, 207-3, 207-4, 302-2, 302-5, 304-1, 304-3, 304-4, 305-6, 305-7, 306-1, 306-3, 306-4, 306-5, 401-2, 401-3, 403-2, 403-3, 403-5, 403-6, 403-8, 404-3, 415-1, 417-3.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.2 UN Global Compact
content index
Banco Santander has been a member of the United Nations Global Compact since 2002. Through the Responsible Banking chapter of this 2022 Annual Report, the bank shows its support and progress in complying with the Ten Principles of the United Nations Global Compact in the areas of human rights, labour, environment and anti-corruption.

Principles		Reference in the 2023 Annual report	Correspondence with GRI indicators

Human rights

Principle 1:	Businesses should support and respect the protection of internationally proclaimed human rights.	Main internal regulations and governance (p. 92); Business conduct (p. 64) (sections: Conduct standards, Environmental, social and climate change risk management, Acting responsibly towards suppliers)	GRI 2-7, 2-22, 2-23, 2-30, 201-3, 205-2, 401-1, 401-2, 403-1, 403-6, 403-9, 406-1, 414-1
Principle 2:	Businesses should make sure they are not complicit in human rights abuses.	Business conduct (p. 64) (Ethical channels section); Acting responsibly towards employees (p. 46) (Employee feedback subsection)	GRI 406-1, 414-1

Labour

Principle 3:	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	Acting responsibly towards employees (p. 46) (Working conditions and social dialogue section).	GRI 2-30, 401-2
Principle 4:	Businesses should uphold the elimination of all forms of forced and compulsory labour.	Business conduct (p. 64) (Environmental, social and climate change risk management section).
Principle 5:	Businesses should uphold the effective abolition of child labour.	Business conduct (p. 64) (Environmental, social and climate change risk management section).
Principle 6:	Businesses should uphold the elimination of discrimination in respect to employment and occupation.	Acting responsibly towards employees (p. 46) (Diversity, equity and inclusion (DE&I) subsection).	GRI 2-7, 401-1, 401-2, 403-9, 404-1, 404-2, 404-3, 405-1, 406-1

Environment

Principle 7:	Businesses should support a precautionary approach to environmental challenges.	Supporting the green transition (p. 30).	GRI 308-1
Principle 8:	Businesses should undertake initiatives to promote greater environmental responsibility.	Supporting the green transition (p. 30).	GRI 302-1, 302-4, 303-5, 305-1, 305-2, 305-3, 305-4, 305-5
Principle 9:	Businesses should encourage the development and diffusion of environmentally friendly technologies.	Supporting the green transition (p. 30) (Our environmental footprint section). Our progress in figures (p. 70).	GRI 302-4, 305-5

Anti-Corruption

Principle 10:	Businesses should work against corruption in all its forms, including extortion and bribery.
Main internal regulations and governance (p. 92);
Business conduct (p. 64) (Financial crime compliance and relations with political parties section); Compliance and conduct risk (p. 497) (Compliance and conduct risk management section)
GRI 2-23, 2-27, 205-1, 205-2

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.3 UNEP FI Principles for Responsible Banking reporting index

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

Santander is a retail bank that operates in three regions (Europe, North America and South America) and in 10 core markets. We structure our operations into five global businesses: Retail & Commercial Banking; Digital Consumer Bank; Corporate & Investment Banking; Wealth Management & Insurance; and Payments.
We want to be the best digital and open financial services platform by acting responsibly and earning the lasting loyalty of employees, customers, shareholders and broader society. Our purpose is to help people and businesses prosper. We strive to make sure that everything we do is Simple, Personal and Fair.
Our strategy is to create value for all our stakeholders. With a talented and motivated team, we earn our customers’ trust and achieve strong financial results for our shareholders, which in turn enables us to support the communities we serve.
Our business model is based on three pillars:
•Customer focus. Digital bank with branches. We are transforming our business and operating model through technology-based initiatives to build a digital bank with branches that enables our customers to access financial services through several channels.
•Our scale: Our scale in each core market, coupled with our global reach, drives profitable growth and competitive advantage over local peers.
•Diversification: Our diversification by geography (in emerging and mature markets) and business (with presence in every sector — retail customers, SMEs, corporates, etc.) enables us to keep net interest income stable.
By numbers:
•Total customers served: 165 million
•Gross loans and advances to customers: EUR 1,015 billion
•Distribution by region: Europe (55%); North America (16%); South America (16%); Digital Consumer Bank (13%).
•Distribution by segment: retail customers (63%), SMEs and corporates (24%); CIB (13%).
Links and references Corporate website - santander.com • About us • Our approach 2023 Digital Annual Review 2023 Annual report • Business model and strategy chapter • Economic and financial review chapter

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Strategy alignment
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

Banco Santander is firmly committed to driving inclusive and sustainable growth. Our purpose is to help people and businesses prosper.
Our operations and investments contribute to several United Nations' Sustainable Development Goals (SDGs) and to the Paris Agreement. We pinpointed three SDGs on which the Group has the greatest impact (8, 13 and 16) and eight more to which we also make a significant contribution through our activity and our social programmes (1, 4, 5, 7, 10, 11, 12, 13 and 17).
We support the Paris Agreement goals and in 2021 set our ambition to be net zero in CO2 emissions by 2050.
We also drive our responsible banking agenda through local and international initiatives and working groups.
We comply with all regulatory requirements regarding ESG disclosure. The Responsible Banking chapter of the 2023 Annual Report is the Group’s consolidated non-financial information statement. It provides detailed information in accordance with Spain’s Act 11/2018, which transposes Directive 2014/95/EU into Spanish law. Our Pillar 3 ESG risk disclosures also cover new market requirements.
Our three priorities as a responsible bank are:
•Support the transition to a low-carbon economy:
•Support and engage with customers in accelerating their transition, and develop a best-in-class sustainable finance and investment proposition.
•Progress with decarbonizing our portfolios to align to net zero by 2050, while considering other environmental goals.
•Promote inclusive growth:
•Promote employees' wellbeing and equal treatment and opportunity for all.
•Support financial inclusion by promoting access to financial products and services and financial health, including financial literacy.
•Foster customer information transparency and data privacy.
•Support education, employability and entrepreneurship.
•Strong governance and culture across the organization:
•Drive culture, conduct and ethical behaviour, doing everything the Santander Way: Simple, Personal and Fair.
•Continue integrating ESG in governance and our core activities, and enhancing capabilities across teams including business, risk management and data reporting.

Links and references
2023 Digital Annual Review
•About us
2023 Annual report - Responsible banking chapter
• III. Our sustainability strategy
• 9.1 Stakeholder engagement
• 10.8 SDGs contribution content index
Other references
•Santander UK Modern Slavery Statement - santander.co.uk/about-santander/investor-relations/modern-slavery-statement

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

2.1 Impact Analysis (Key Step 1)
Show that your bank has performed an impact analysis of its portfolio/s to identify its most significant impact areas and determine priority areas for target-setting. The impact analysis shall be updated regularly[1] and fulfil the following requirements/elements (a-d)[2]:
a) Scope: What is the scope of your bank’s impact analysis? Please describe which parts of the bank’s core business areas, products/services across the main geographies that the bank operates in (as described under 1.1) have been considered in the impact analysis. Please also describe which areas have not yet been included, and why

Grupo Santander performs an annual materiality assessment to identify the most pressing sustainability matters. In 2023, we took a double-materiality approach based on the Corporate Sustainability Reporting Directive (CSRD). Our assessment covered two dimensions: impact materiality and financial materiality.
Impact materiality assesses the potential positive and negative impacts of sustainability matters on people and the environment. We used the UNEP FI impact tool to assess impact materiality.
The assessment covered the entire group, including information on all our businesses (Retail & Commercial Banking; Digital Consumer Bank; Corporate & Investment Banking; Wealth Management & Insurance; and Payments) and our own operations. It did not consider our vendors’ value chain.
Links and references 2023 Annual report - Responsible banking chapter •1.1 Material sustainability matters •1.2 Impact, risks and opportunities •9.4 Double Materiality Assessment and sources

1. That means that where the initial impact analysis has been carried out in a previous period, the information should be updated accordingly, the scope expanded as well as the quality of the impact analysis improved over time.
2. Further guidance can be found in the Interactive Guidance on impact analysis and target setting (unepfi.org/wordpress/wp-content/uploads/2022/05/Impact-and-Target-Process-V-1.1-09.05.2022.pdf).

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

Santander used the Consumer Banking and Investment Banking modules.
The Consumer Banking module (52% of total assets, not including cash and debt securities) included products and credit volumes in the retail segment (mainly mortgages and consumer loans).
The Investment Banking module (48%) included credit volumes in business segments (from SMEs to corporates), split by NACE sector.

Links and references
2023 Annual report - Responsible banking chapter
•1.1 Material sustainability matters
•1.2 Impact, risks and opportunities
•9.4 Double Materiality Assessment and sources
2023 Annual report - Risk management and compliance chapter
•3. Credit risk

c) Context: What are the main challenges and priorities related to sustainable development in the main countries/regions in which your bank and/or your clients operate?[4] Please describe how these have been considered, including what stakeholders you have engaged to help inform this element of the impact analysis.

We used the Context module as input to point out the key sustainability challenges in the markets where the Group operates. We conducted this assessment on the Group’s five biggest markets (Spain, the UK, Brazil, Mexico and the US) in the three regions where we are present (Europe, North America and South America).
The key sustainability challenges across the Group's footprint according to the Context module of the UNEPFI tool are:
•availability, accessibility, affordability, which for us relates significantly to financial inclusion; and
•climate stability
We also included feedback from other main stakeholders — customers, regulators and NGOs – to confirm our findings and prioritize areas of focus.

Links and references
2023 Annual report - Responsible banking chapter
•1.1 Material sustainability matters
•1.2 Impacts, risks and opportunities
•2. Supporting the green transition
•5.3 Financial health and inclusion
•9.4 Double Materiality Assessment and sources

3. ‘Key sectors’ relative to different impact areas, i.e. those sectors whose positive and negative impacts are particularly strong, are particularly relevant here.
4. Global priorities might alternatively be considered for banks with highly diversified and international portfolios.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Based on these first 3 elements of an impact analysis, what positive and negative impact areas has your bank identified? Which (at least two) significant impact areas did you prioritize to pursue your target setting strategy (see 2.2)[5]? Please disclose.

The two main areas of impact, which we made pivotal components of our strategy, are:
•availability, accessibility, affordability, which for us relates significantly to financial inclusion; and
•climate stability
The positive impacts outweigh the negative impacts in both areas.
Based on banks’ business models, we consider these areas of impact to:
•promote the financial health and inclusion of our customers; and
•help our customers transition to a low-carbon economy.

Links and references
2023 Annual report - Responsible banking chapter
•III. Our sustainability strategy
•1.1 Material sustainability matters
•1.2 Impact, risks and opportunities
•2. Supporting the green transition
•5.3 Financial health and inclusion
•9.4 Double Materiality Assessment and sources

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

The main impacts within the two selected areas are:
•availability, accessibility, affordability: Positive impact from retail exposure; and
•climate stability: Impact from the most emissions-intensive sectors, such as mining, manufacturing, energy, transport, and storage.

Links and references
2023 Annual report - Responsible banking chapter
•1.1 Material sustainability matters
•1.2 Impact, risks and opportunities
•9.4 Double Materiality Assessment and sources
•2. Supporting the green transition
•5.3 Financial health and inclusion

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

Regarding climate change, we set our ambition to be net zero in carbon emissions by 2050 in February 2021 (2020 Annual Report). We’re also a founding member of the UNEP FI Net Zero Banking Alliance (NZBA, a coalition of leading banks that represent 41% of global banking assets) as a key banking sector initiative to help us drive our net zero ambition.
Since setting our ambition, we’ve announced seven decarbonization targets for the most emissions-intensive sectors. These sectors are power generation; thermal coal mining and power generation; oil and gas; aviation; steel; auto manufacturing; and auto lending.
According to our last assessment, aluminium, cement and maritime transport are not material to Santander.
Within the NZBA sectors, we are also making headway with analysing, measuring and acting to help decarbonize other climate-related sectors such as agriculture, mortgages and commercial real estate, which are key in the retail segments. The climate performance dynamics of these sectors are heavily dependent on their regulatory landscape. There is currently a lack of public policies, actions and specific plans and measures at the level the changes require for a net zero pathway. We continue to work with clients in these sectors on their decarbonization efforts and internal monitoring of their performance; but we understand we should refrain from setting public targets until their regulatory landscape is sufficiently supportive. We have been actively and constructively sharing our understanding and experience of these policy gaps with authorities, as well as other sectors, and plan to keep doing so.

Regarding financial inclusion, having exceeded our target to financially empower 10 million people between 2019 and 2025 (reaching 11.8 million in 2022), in 2023 we set a new target to financially include 5 million more between 2023 and 2025 through access and financing initiatives. We came up with an internal methodology to calculate the number of people we financially include. It considers best international practice and received independent, third-party validation. Santander also has an active role in the UNEP FI Working Group on Financial Health and Inclusion, which underpins the methodology we use.
Links and references 2023 Annual report - Responsible banking chapter •2. Supporting the green transition •5.3 Financial health and inclusion Climate finance report •5. Metrics and targets

7. Operational targets (relating to for example water consumption in office buildings, gender equality on the bank’s management board or business-trip related greenhouse gas emissions) are not in scope of the PRB.
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

Regarding climate change, we set baselines for our decarbonization targets.
Baseline: We use 2019 as the baseline for four of our targets.
For auto manufacturing and auto lending, we use 2020 and 2022, respectively.
In financial inclusion, we achieved our target to financially empower 10 million people between 2019 and 2025 through access, financing and education initiatives three years early in 2022. To revise this target, in 2023 we conducted a study using reliable public information (i.e. from the World Bank) to pinpoint the barriers to financial services in our core markets. Based on that study and the initiatives we’re running, we set a new target to financially empower 5 million people between 2023 and 2025.
Links and references •2. Supporting the green transition •5.3 Financial health and inclusion Climate finance report •5. Metrics and targets

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

c) SMART targets (incl. key performance indicators (KPIs)9): Please disclose the targets for your first and your second area of most significant impact, if already in place (as well as further impact areas, if in place). Which KPIs are you using to monitor progress towards reaching the target? Please disclose.

Climate change: Our aim is to support the green transition and reach net zero carbon emissions by 2050 by aligning our portfolio with the Paris Agreement goals:
•Target/KPI 1: Thermal coal mining and power generation phase-out. From 7 bn (2021) to 0 by 2030.
•Target/KPI 2: Reduce the emissions intensity of the power generation portfolio from 0.21 tCO2e/MWh (2019) to 0.11 tCO2e/MWh by 2030.
•Target/KPI 3: Reduce the absolute emissions of the energy portfolio (oil and gas) from 23.84 mtCO2e (2019) to 16.98 mtCO2e by 2030.
•Target/KPI 4: Reduce the emissions intensity of the aviation portfolio from 92.47 grCO2e/RPK (2019) to 61.71 grCO2e/RPK by 2030.
•Target/KPI 5: Reduce the emissions intensity of the steel portfolio from 1.58 tCO2e/tS (2019) to 1.07 tCO2e/tS by 2030.
•New target for 2023/KPI 6: Reduce the emissions intensity of the auto manufacturing portfolio from 149 gCO2/vkm (2020) to 103 gCO2/vkm by 2030.
•New target for 2023/KPI 7: Reduce the emissions intensity of the auto lending portfolio from 137 gCO2e/vkm (2022) to 75- 89 gCO2/vkm by 2030.
Helping customers transition to a low-carbon economy
•Target/KPI 8: Invest or mobilize EUR 120 billion in green finance between 2019 and 2025, and EUR 22 billion by 2023.
Helping customers transition to a sustainable economy
Target/KPI 9: EUR 100 billion in socially responsible investment by 2025.
Financial health and inclusion. Our aim is to help people access and use basic financial services, and provide tailored finance to individuals and SMEs with difficulty accessing credit or that are in financial distress through financial education initiatives that help maximize our impact.
•Target 1: Financially empower 5 million people between 2023 and 2025.
•Target/KPI 1: # people benefited from access to, and use of, basic financial services through simple payment platforms and cash services in remote and small communities.
•Target/KPI 2: # microentrepreneurs, customers in financial distress and low-income households with difficulty getting credit for housing or basic financial needs supported.
Links and references 2023 Annual report - Responsible banking chapter •IV. 2023 highlights •2. Supporting the green transition •5.3 Financial health and inclusion

d) Action plan: which actions including milestones have you defined to meet the set targets? Please describe.
Please also show that your bank has analysed and acknowledged significant (potential) indirect impacts of the set targets within the impact area or on other impact areas and that it has set out relevant actions to avoid, mitigate, or compensate potential negative impacts.

Climate change
We drew up a climate strategy and are working to (1) set and implement decarbonization targets in the highest-emitting sectors, reporting on progress and action plans every year; (2) support our customers’ transition (rolling out solutions and ramping up our green operations), which we pledge to do as part of our action plan; (3) embed climate in risk management and revise the risk appetite of our portfolios though decarbonization targets; and (4) manage the environmental footprint of our own operations, with multi-year plans agreed for all units.
Financial health and inclusion
We promote financial health and inclusion through these three initiatives:
•Access. Helping people access and use basic financial services through simple payment platforms and cash services in remote and small communities.
•Finance. We provide tailored finance to individuals and SMEs with difficulty accessing credit or that are in financial distress.
•Financial health. We help people manage their finances better in the short, medium and long term by expanding their knowledge of finance and making concepts easy to understand, which enables them to make more informed decisions.
Our access and finance initiatives contribute towards our public target to financially empower five million people.
Links and references 2023 Annual report - Responsible banking chapter •IV. 2023 highlights •2. Supporting the green transition •5.3 Financial health and inclusion

9. Key Performance Indicators are chosen indicators by the bank for the purpose of monitoring progress towards targets.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

Climate change
We set the wheels in motion to implement our financed emissions reduction targets. This includes engaging with customers on climate matters; gathering data as part of our analysis on the risk of exclusion; and linking targets to senior executives’ remuneration. In 2023, we took this approach with sectors other than power generation (oil and gas, steel, and aviation) and set targets that adapt to their particularities.
Our approach seeks to facilitate the achievement of emissions targets and develop a solid understanding of our customers’ strategies to transition to low-carbon business models.
We base our approach on governance procedures run by our customer relations and risk teams and overseen by senior managers to guide our portfolio management. Its four stages are gather, assess, engage and review. We used several internationally recognized references such as the Cambridge Institute for Sustainability Leadership's (CISL) 'Let's Discuss Climate' guide and adapted them to our needs and objectives.
Financial health and inclusion
After achieving our target (in 2022) to financially empower 10 million people, in 2023 we:
•conducted a study using reliable public information (i.e. from the World Bank) to pinpoint the barriers to financial services in our core markets. Based on that study and the initiatives we’re running, we set a new target to financially empower 5 million people between 2023 and 2025;
•updated our methodologies on measuring the number of people we financially empower and who benefit from our financial education programme; and
•began reporting progress every quarter through automated control to ensure the quality and consistency of information.
In 2023, we financially included further 1.8 million people through access and lending solutions.
Links and references 2023 Annual report - Responsible banking chapter •IV. 2023 highlights •2. Supporting the green transition •5.3 Financial health and inclusion

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Principle 3: Clients and Customers
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

Our Responsible banking and sustainability policy sets out the general principles, commitments, objectives and strategy that guide the Group’s progress with responsible banking and sustainability matters. The aim is to promote long-term value creation for all our stakeholders by acting on opportunity and managing risk. By fulfilling our purpose to help people and businesses prosper, we grow as a business and support society’s efforts to face global challenges, which drives our ambition in environmental, social and governance. We also have other policies that support our responsible banking strategy in such areas as compliance and conduct, cybersecurity, customer conduct risk management, customer service, product and service approval, sensitive sectors, data protection, and treatment of vulnerable customers.
We want to act responsibly to make sure that every customer has a Simple, Personal and Fair experience with us. These are our key initiatives in this area:
•We are continuously enhancing procedures that impact on customers’ experience with products and services, based on our NPS scores. In 2023, we enhanced contact centre and innovation-related procedures.
•To enhance our sales of products and services, 40% of our sales units' variable pay is based on customer satisfaction and quality metrics. We included the contact centre in this variable pay scheme for the first time in 2023.
•We have several initiatives for vulnerable customers, including a customer service protocol for senior citizens and people with disabilities.
As part of our customer engagement, our Environmental, social and climate change risk management policy sets out how we identify, assess, monitor and manage environmental and social risks and other climate change-related operations. Together with the Equator Principles, we analyse operations in relation to investment in entities, the provision of financial products or services in the oil and gas, power generation and mining and metallurgy sectors, as well as those derived from soft commodity businesses.

Links and references
2023 Annual report - Responsible banking chapter
•7. Business conduct
•9.2 Main internal regulations and governance

Corporate website - santander.com
•Our approach/Policies - santander.com/en/our-approach/policies

10. A client engagement process is a process of supporting clients towards transitioning their business models in line with sustainability goals by strategically accompanying them through a variety of customer relationship channels.
11. Sustainable economic activities promote the transition to a low-carbon, more resource-efficient and sustainable economy.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

These are the main growth opportunities that Banco Santander has identified:
•Green finance: All our initiatives are to help our customers transition to a low-carbon economy. For large corporates, we focus on renewable energy and sustainable technology solutions. In Retail & Commercial Banking, we identified five areas of priority: green buildings, clean mobility, renewables, sustainable agriculture, and the circular economy.
•AUM in socially responsible investment: We run initiatives to reach our goal of EUR 100 billion of socially responsible investment (SRI) AUM by 2025
•Financial inclusion/Microfinance: Our microfinance operations in Brazil, Mexico, Uruguay, Colombia, Peru and other Latin American markets aim to help microentrepreneurs set up and grow their businesses.
•Financial inclusion/Access: We have the opportunity to provide access through bank accounts and digital solutions and wallets to those at the base of the pyramid.

Links and references
2023 Annual report - Responsible banking chapter
•IV. 2023 highlights
•1.1 Material sustainability matters
•1.2 Impact, risks and opportunities
•9.4 Double Materiality Assessment and sources
•2. Supporting the green transition
•5.3 Financial health and inclusion

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

Our materiality assessment includes inputs from customers, employees, senior managers, investors, supervisors, regulators and NGOs. Their contributions were key to understand the importance of the impact, risk and opportunity of sustainability matters. This stakeholder feedback supplemented our double-materiality assessment.
We engaged our stakeholders mainly through surveys, which are the most direct way of incorporating their feedback into the materiality assessment. We also conducted interviews with our teams to build on the information we received.
Findings are somewhat consistent across the six stakeholder groups we surveyed. Their primary concerns include the fight against climate change, customer data protection, transparency, and inclusion.
Beyond the annual materiality assessment, we run continuous active listening and engagement initiatives throughout the year. We conduct surveys and have speak-up channels for employees and customers. We assess external factors to identify risk and opportunity and to gauge our impact on the community. We respond to demands from analysts, investors and ratings agencies and NGOs; keep pace with new regulation and best practices worldwide; and take part in consultations with authorities, trade bodies and other organizations on sustainability. We’re also involved in major local and international initiatives to support inclusive and sustainable growth.

Links and references
2023 Annual report - Responsible banking chapter
•1.1 Material sustainability matters
•1.2 Impact, risks and opportunities
•9.4 Double Materiality Assessment and sources
•9.1 Stakeholder engagement

12. Such as regulators, investors, governments, suppliers, customers and clients, academia, civil society institutions, communities, representatives of indigenous population and non-profit organizations

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

Santander’s ESG governance
1) The board of directors approves and oversees the implementation of policies and strategies related to our corporate culture and values, responsible practices and sustainability. It also ensures that all the Group's employees are aware of our codes of conduct and act ethically, and comply with the law, customs and good practices of the sectors and countries in which we operate.
2) The responsible banking, sustainability and culture committee (RBSCC) oversees the Group's responsible banking programme and strategy. This committee comprises between three and nine directors (all independent or non-executive), with a majority independent directors.
3) The Responsible Banking Forum promotes and implements the responsible banking strategy throughout the Group, drives decision-making and ensures the execution of any mandates from the CBRSC, other board committees and the board of directors. The Forum also ensures alignment on key issues, including the review and submission of reports to the RBSCC.
4) The management meeting, chaired by the CEO, is where we discuss our quarterly progress with the responsible banking agenda (including climate change), with a focus on the implementation of the TCFD recommendations and ESG business opportunity.
Remuneration linked to sustainability targets
Sustainability is part of our short-term (variable remuneration) and long-term reward schemes. In both cases, Santander has scorecards to assess progress with sustainability matters, which are largely based on public targets.
The long-term incentive scorecard for 2022-2024 comprises the following metrics: the percentage of senior positions held by women; the number of financially empowered people; the amount of green finance invested and mobilized and SRI AUM; and the phase-out of exposure to thermal coal mining and power generation.

Links and references
2023 Annual report - Responsible banking chapter
•VI. Governance
•4. Acting responsibly towards employees (Performance management and remuneration)
•9.2 Main internal regulations and governance

2023 Annual report - Corporate governance chapter
•4. Board of directors
•6. Remuneration

Corporate website - santander.com
•Corporate governance - santander.com/en/shareholders-and-investors/corporate-governance
◦Rules and regulations of the Board of directors
◦Board of directors
◦Board committees

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5.2 Promoting a culture of responsible banking:
Describe the initiatives and measures of your bank to foster a culture of responsible banking among its employees (e.g., capacity building, e-learning, sustainability trainings for client-facing roles, inclusion in remuneration structures and performance management and leadership communication, amongst others).

Our corporate culture, The Santander Way', is the bedrock of our success. Our values (Simple, Personal and Fair), our corporate behaviours (TEAMS), our leadership principles and our robust risk culture (Risk Pro) guide our day-to-day operations.
Employee training on sustainability is key to Santander. We further developed our three-tier training strategy and created a global ESG content platform:
•We have global mandatory ESG training for all employees, Sustainability for all.
•We continued to run ESG Talks, a series of webinars with internal experts for the areas that work on our sustainability agenda.
•We provided the content for employees to obtain Santander ESG Commitment Fundamentals, International Sustainable Finance Specialist-IASE level II and other sustainability certifications.
In 2023, the board of directors completed training programmes on climate change, with modules on the Paris Agreement, net zero, portfolio alignment, climate risk management, transition plans, regulation, and information disclosure.
We also trained our employees on the Code of conduct, diversity and inclusion, health and safety, customer and vendor relations, the environment, anti-corruption, cyber security, and other topics.
We believe it is key to lead by example when promoting sustainability awareness and culture. Since 2021, our offices and buildings in our core markets have been free of single-use plastics in fulfilment of our public commitments on responsible banking.38% of our employees work in buildings certified to ISO 14001 or ISO 50001 management systems; this is above the 36% ambition considered in our 2022-2025 plan. Today, almost all of Santander’s headquarters in our core markets are LEED, BREEAM or ISO 14001-certified.
Some buildings in Brazil, Germany, Poland and Spain are LEED Gold or Platinum-certified, while the Grupo Santander City and Santander España’s central services buildings have ‘Zero waste’ certification.
Santander runs global and local employee awareness campaigns on the importance of reducing waste and consumption. Each subsidiary posts news and feature articles on the environment and the Group’s ESG initiatives on its internal portal. In 2023, we observed Earth Hour for the 14th year in a row by switching off the lights at the Group’s most emblematic buildings.
Links and references 2023 Annual report - Responsible banking chapter •II. Our culture •2. Supporting the green transition •4. Acting responsibly towards employees

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5.3 Policies and due diligence processes
Does your bank have policies in place that address environmental and social risks within your portfolio?[13] Please describe.
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

Our Environmental, social and climate change risk management policy sets out standards for investing in, and providing financial products and services to, companies and customers who engage in sensitive activities in the oil and gas, power generation and transmission, mining and metals, and soft commodities industries (especially retail customers involved in farming and ranching in the Amazon). We analyse customers who are subject to the policy through a detailed questionnaire that their assigned banker completes before a team of analysts conducts an overall assessment of their environmental, social and climate change risks (which we update every year). We also analyse one-off, project-related transactions in accordance with the Equator Principles and such international regulations as the International Finance Corporation Performance Standards. After conducting environmental and social due diligence on projects, we ask our customers for mitigation plans based on their risk rating.
In 2023, we kicked off an initiative to identify and assess the actual and potential adverse impact on human rights that our operations may cause or contribute to, or that may be linked to our operations, products or services through business relationships, based on the recommendations of international frameworks such as the UNGPs and the OECD Guidelines for Multinational Enterprises on Responsible Business Conduct. In addition to this initiative (the findings of which we will publish in 2024), we assess the socio-environmental impact of our operations on customers and vendors.
•Customers: Per the Environmental, social and climate change risk management policy, we analysed customers who are subject to the policy through a detailed questionnaire and one-off, project-related transactions in accordance with the Equator Principles and such international regulations as the International Finance Corporation Performance Standards. After conducting environmental and social due diligence on projects, we asked our customers for mitigation plans based on their risk rating.
•Vendors: We assess vendors who provide risk services to the bank through special questionnaires on environmental, social, human rights and good governance matters. We use the assessment findings to work with vendors on remediation plans and specific ESG training. In 2023, we worked on drawing up and implementing a new ESG approval methodology to classify our vendors according to risk, including a criticality assessment and action plans for vendors with the highest ESG risk.

Links and references
2023 Annual report - Responsible banking chapter
•7. Business conduct (Environmental, social and climate change risk management)
•9.2 Main internal regulations and governance
Corporate website - santander.com
•Our approach - Policies santander.com/en/our-approach/policies

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
☒ Yes ☐ In progress ☐ No

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

This is our fifth report on the Principles for Responsible Banking. It has been verified with limited assurance by PricewaterhouseCoopers Auditores, S.L. for sections 2.1 (Impact Analysis), 2.2 (Target Setting), 2.3 (Target Implementation and Monitoring) and 5.1 (Governance Structure for Implementation of the Principles). PricewaterhouseCoopers Auditores, S.L. is an independent firm that also audited Banco Santander, S.A.’s consolidated non-financial and financial statements for 2023.
Links and references 2023 Annual report - Responsible banking chapter •11. Independent verification report

6.2 Reporting on other frameworks
Does your bank disclose sustainability information in any of the listed below standards and frameworks?
☒ GRI
☒ SASB
☒ CDP
☐ IFRS Sustainability Disclosure Standards (to be published
☒ TCFD
☒ Other: WEF Stakeholder Capitalism Metrics

This chapter meets Spain’s Act 11/2018, EU Guidelines 2017/C215/01 on non-financial reporting, the European Taxonomy regulation (Regulation (EU) 2020/852 and Commission Delegated Regulations 2021/2139 and 2021/2178), the GRI Standards, and the GRI G4 guidelines on financial services disclosures. It also considers the Sustainability Accounting Standards Board’s (SASB) 2018-10 industry standards, and the World Economic Forum's Stakeholder Capitalism Metrics. It shows Santander's progress with the UN Principles for Responsible Banking, the TCFD recommendations, the 2030 Agenda, the UN Sustainable Development Goals and the GFANZ requirements on transition plans.
Links and references 2023 Annual report - Responsible banking chapter •About this chapter •10. Sustainability reporting standards and references

6.3 Outlook
What are the next steps your bank will undertake in next 12 month-reporting period (particularly on impact analysis[14], target setting[15] and governance structure for implementing the PRB)? Please describe briefly.

We will continue to make headway with identifying material items, risk and opportunity.	Links and references

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
☒ Assessing negative environmental and social impacts
☐ Choosing the right performance measurement methodology/ies
☒ Setting targets
☐ Other: …
☒ Customer engagement ☐ Stakeholder engagement ☒ Data availability ☒ Data quality ☐ Access to resources ☐ Reporting ☐ Assurance ☐ Prioritizing actions internally
If desired, you can elaborate on challenges and how you are tackling these:

14. For example outlining plans for increasing the scope by including areas that have not yet been covered, or planned steps in terms of portfolio composition, context and performance measurement
15. For example outlining plans for baseline measurement, developing targets for (more) impact areas, setting interim targets, developing action plans etc.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.4 Global Reporting Initiative
(GRI) content index
GRI 1

Statement of use	Grupo Santander has reported in accordance with the GRI Standards for the period between 01 January 2023 and 31 December 2023
GRI 1 used	Foundation 2021
Sectoral standard of application	Financial Services (GRI G4)
GRI Standards - GENERAL DISCLOSURES

GRI Standard	Disclosure	Page	Omission	Reason	Explanation
GRI 2: GENERAL DISCLOSURES	2-1 Organizational details	Business model and strategy (p. 7); Note 1.a to the consolidated financial statements (p. 531).	-	-	-
	2-2 Entities included in the organization's sustainability reporting	2023 consolidated directors’ report (Introduction)(p.4); About this chapter (p.21); Notes 3 and 53 to the consolidated financial statements; and Sections 3 and 4 of the Economic and financial review.	-	-	-
	2-3 Reporting period, frequency and contact point	2023 consolidated directors’ report (Introduction)(p.4); About this chapter (p.21).	-	-	-
	2-4 Restatements of information	Our progress in figures (p. 70). Note 1.d to the consolidated financial statements (p. 531).	-	-	-
	2-5 External assurance	About this chapter (p.21); Independent verification report (p. 1).	-	-	-
	2-6 Activities, value chain and other business relationships	Business model and strategy (p.7); Section 4 of the Economic and financial review; Auditor´s report and annual consolidated accounts (p. 531)(Appendix I. Subsidiaries of Banco Santander, S.A.).	-	-	-
	2-7 Employees	Our progress in figures (p. 70). Note 1.d to the consolidated financial statements (p. 548).	-	-	-
	2-8 Workers who are not employees		-	D	1
	2-9 Governance structure and composition	Main internal regulation and governance (p. 92); Corporate Governance chapter of the annual report. (p. 177) (4. Board of directors).	-	-	-
	2-10 Nomination and selection of the highest governance body	Corporate Governance chapter of the annual report (p. 177)(4.2 Board composition).	-	-	-
	2-11 Chair of the highest governance body	Corporate Governance chapter of the annual report (p. 177)(4.3 Board functioning and effectiveness).	-	-	-
	2-12 Role of the highest governance body in overseeing the management of impacts	Main internal regulation and governance (p. 92); Corporate Governance chapter of the annual report (p. 177)(4.3 Board functioning and effectiveness; 4.9 Responsible banking, sustainability and culture committee).	-	-	-
	2-13 Delegation of responsibility for managing impacts	Main internal regulation and governance (p. 92); Corporate Governance chapter of the annual report (p. 177)(4.3 Board functioning and effectiveness; 4.9 Responsible banking, sustainability and culture committee).	-	-	-

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI Standard	Disclosure	Page	Omission	Reason	Explanation
GRI 2: GENERAL DISCLOSURES	2-14 Role of the highest governance body in sustainability reporting	Main internal regulation and governance (p. 92); Corporate Governance chapter of the annual report (p. 177)(4.3 Board functioning and effectiveness; 4.9 Responsible banking, sustainability and culture committee).	-	-	-
	2-15 Conflicts of interest	Business conduct (p.64); Corporate Governance chapter of the annual report (p. 177)(4.12 Related-party transactions and other conflicts of interest); Auditor's report and consolidated annual accounts (p. 519).	-	-	-
	2-16 Communication of critical concerns	Corporate Governance chapter of the annual report (p. 177)(sections 4.4 to 4.10); Auditor's report and consolidated annual accounts (p. 519).	-	-	-
	2-17 Collective knowledge of the highest governance body	Acting responsibly towards employees (p. 46) (3.3.2 Ensuring we have the right talent and skills); Corporate Governance chapter of the annual report (p. 177) (4.3 Board functioning and effectiveness).	-	-	-
	2-18 Evaluation of the performance of the highest governance body	Corporate Governance chapter of the annual report (p. 177) (4.3 Board functioning and effectiveness).	-	-	-
	2-19 Remuneration policies	Acting responsibly towards employees (p. 46)(Performance review and remuneration subsection); Corporate Governance chapter of the Annual Report (p. 177)(6. Remuneration).	-	-	-
	2.20 Process to determine remuneration	Corporate Governance chapter of the Annual Report (p. 177)(4.7 Remuneration committee activities in 2023; 6. Remuneration).	-	-	-
	2-21 Annual total compensation ratio		-	C	-
	2-22 Statement on sustainable development strategy	Business model and strategy (p. 7); Our sustainability Strategy (p. 25)	-	-	-
	2-23 Policy commitments	Our sustainability Strategy (p. 25); 2023 Highlights (p. 26); Main internal regulation and governance (p. 92); Business conduct (p.64).	-	-	-
	2-24 Embedding policy commitments	Main internal regulation and governance (p. 92); Business conduct (p.64); Acting responsibly towards employees (p. 46); Acting responsibly towards customers (p. 55); Acting responsibly towards suppliers (p. 69); Supporting the green transition (p. 30); Responsible investment (p. 44). Corporate Governance chapter of the annual report (p. 177) (4. Board composition); Risk management and compliance chapter (p. 451)(7. Compliance and conduct risk).	-	-	-
	2-25 Processes to remediate negative impacts	Business conduct (p.64); Acting responsibly towards customers (p.55); Supporting the green transition (p. 30) (Risk management section). Risk management and compliance chapter (p. 451).	-	-	-
	2-26 Mechanisms for seeking advice and raising concerns	Our culture (p.24); Business conduct (p.64)(Ethical channels); Risk management and compliance chapter (p. 451)(7.2 Compliance and conduct risk management).	-	-	-

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI Standard	Disclosure	Page	Omission	Reason	Explanation
GRI 2: GENERAL DISCLOSURES	2-27 Compliance with laws and regulations
On 18 March 2021, a putative Pennsylvania-only class action filed in state court against Santander Consumer USA, Inc. (SC) alleging SC violated the Uniform Commercial Code and related Pennsylvania state law, and that the repossessions were not commercially reasonable and done in good faith and that SC failed to inform the consumer of a redemption and/or personal property fee that would have been required to have been paid in order to retrieve their personal affects. The parties agreed to settle this putative class action for US 14 million dollars. The court granted final approval of the settlement on 17 October 2023 and entered a final approval order of the class action settlement on 15 December 2023.
In September 2021, the Financial Supervisory Authority of Norway (NFSA) carried out an IT/AML inspection at Santander Consumer Bank, AS Norwegian operations. The purpose of the inspection was to assess the bank´s compliance with certain provisions in the Norwegian IT Regulation and AML legislation. In October 2022, NFSA issued its assessment establishing that SCB Nordics had deficiencies in complying with the Norwegian AML legislation and in November 2022 it imposed an administrative fine for an amount of EUR 15,000,000 which was paid in January 2023.
See also GRI 206-1, 416-2, 417-2, 417-3, 418-1 and note 25 of annual consolidated accounts (p. 519)
			-	-	2
	2-28 Membership associations	Santander participates in industry associations representing financial activity in the countries where it operates, as the AEB in the case of Spain	-	-	-
	2-29 Approach to stakeholder engagement	Stakeholder engagement (p. 89); Materiality assessment (p. 28); Double materiality assessment and sources (p. 95).	-	-	-
	2-30 Collective bargaining agreements	Acting responsibly towards employees (p. 46) (Collective bargaining); Our progress in figures (p. 70).	-	-	-

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI Standards - Topic-specific disclosures
See material and non-material issues in sections 1.1 'Material sustainability matters' and 9.2 'Double Materiality Assessment methodology and sources'

GRI standard	Disclosure	Location	Scope	Omission	Reason	Explanation
MATERIAL TOPICS
GRI 3: MATERIAL TOPICS	3-1 Process to determine material topics	Materiality assessment (p. 28); Double materiality assessment and sources (p. 95).		-	-	-
	3-2 List of material topics	Materiality assessment (p. 28); Double materiality assessment and sources (p. 95).		-	-	-
CLIMATE CHANGE
GRI 3 MATERIAL TOPICS	3-3 Management of material topics	Business model and strategy (p. 7). Supporting the green transition (p. 30). Business conduct (p. 64). Main internal regulation and governance (p. 92). Stakeholder engagement (p. 89). Risk, compliance and conduct management chapter (p. 451).	Group	-	-	-
GRI 201: ECONOMIC PERFORMANCE	201-2 Financial implications and other risks and opportunities due to climate change	Supporting the green transition (p. 30) (Governance, and risk management) Risk management and compliance chapter (p. 507) (10. Climate and environmental risk).	Group	-	-	-
GRI 302: ENERGY	302-1 Energy consumption within the organization	Supporting the green transition (p. 30) (Our environmental footprint). Our progress in figures (p. 70)(Environmental footprint).	Main countries of operation	-	-	4
	302-2 Energy consumption outside of the organization	Our progress in figures (p. 70)(Environmental footprint).	Main countries of operation	-	-	4
	302-3 Energy intensity	Our progress in figures (p. 70)(Environmental footprint).	Main countries of operation	-	-	4
	302-4 Reduction of energy consumption	Supporting the green transition (p. 30) (Our environmental footprint).	Main countries of operation	-	-	4
	302-5 Reductions in energy requirements of products and services		-	-	A	5
GRI 305: EMISSIONS	305-1 Direct (Scope 1) GHG emissions	Supporting the green transition (p. 30) (Our environmental footprint). Our progress in figures (p. 70) (Environmental footprint).	Main countries of operation	-	-	4
	305-2 Energy indirect (Scope 2) GHG emissions	Supporting the green transition (p. 30) (Our environmental footprint). Our progress in figures (p. 70) (Environmental footprint).	Main countries of operation	-	-	4
	305-3 Other indirect (Scope 3) GHG emissions	Supporting the green transition (p. 30) (Our environmental footprint). Our progress in figures (p. 70) (Environmental footprint).	Main countries of operation	-	-	4
	305-4 GHG emissions intensity	Our progress in figures (p. 70) (Environmental footprint)	Main countries of operation	-	-	4
	305-5 Reduction of GHG emissions	Supporting the green transition (p. 30) (Our environmental footprint). Our progress in figures (p. 70) (Environmental footprint)	Main countries of operation	-	-	4
	305-6 Emissions of ozone-depleting substances (ODS)		-	-	A	5
	305-7 Nitrogen oxides (NOX), sulphur oxides (SOX), and other significant air emissions		-	-	A	5

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI standard	Disclosure	Location	Scope	Omission	Reason	Explanation
FS8	Monetary value of products and services designed to deliver a specific environmental benefit for each business line broken down by purpose	Supporting the green transition (p. 30). Responsible investment (p. 44).	Group	-	-	-
FS11	Percentage of assets subject to positive and negative environmental or social screening	Business conduct (p. 64) (Environmental, social and climate change risk management); Responsible investment (p. 44).	Group	-	D	7
BUSINESS CONDUCT
GRI 3 MATERIAL TOPICS	3-3 Management of material topics	Business model and strategy (p. 7). Business conduct (p. 64). Acting responsibly towards suppliers (p. 69); Main internal regulation and governance (p. 92). Stakeholder engagement (p. 89). Risk, compliance and conduct management chapter (p. 451).	Group	-	-	-
GRI 204: PROCUREMENT PRACTICES	204-1 Proportion of spending on local suppliers	Acting responsibly towards suppliers (p. 69).	Group (excluded Poland)	-	-	-
GRI 205: ANTI-CORRUPTION	205-1 Operations assessed for risks related to corruption	Risk, compliance and conduct management chapter (p. 451).	Group	-	-	-
	205-2 Communication and training about anti-corruption policies and procedures	Business conduct (p. 64) (Finance crime compliance). Risk, compliance and conduct management chapter (p. 451).	Group	-	-	-
	205-3 Confirmed incidents of corruption and actions taken	Business conduct (p. 64) (Ethical channel). Risk, compliance and conduct management chapter (p. 451).	Group	-	-	3
GRI 206: ANTI-COMPETITIVE BEHAVIOUR	206-1 Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices	The Bank has not received final sanctions for this concept. Additional information on litigation and other Group contingencies can be found in note 25 of Auditor’s report and annual consolidated accounts.	Group	-	-	2
GRI 207: TAX	207-1 Approach to tax	Business conduct (p. 64) (Principles of action in tax matters).	Group	-	-	-
	207-2 Tax governance, control, and risk management	Business conduct (p. 64) (Principles of action in tax matters).	Group	-	-	-
	207-3 Stakeholder engagement and management of concerns related to tax	Business conduct (p. 64) (Principles of action in tax matters).	Group	-	-	-
	207-4 Country-by-country reporting	Our progress in figures (p. 70) (Country-by-country report); Auditor's report and 2023 annual consolidate accounts (p. 519) (Annex VI Annual banking report); Audit report and consolidated annual accounts 2022 (Annex VI Annual banking report).	Group	-	-	-
GRI 308: SUPPLIER ENVIRONMENTAL ASSESSMENT	308-1 New suppliers that were screened using environmental criteria	Acting responsibly towards suppliers (p. 69).	Group (excluded Poland)	-	-	-
	308-2 Negative environmental impacts in the supply chain and actions taken		-	-	D	6
GRI 414: SUPPLIER SOCIAL ASSESSMENT	414-1 New suppliers that were screened using social criteria	Acting responsibly towards suppliers (p. 69).	Group (excluded Poland)	-	-	-
	414-2 Negative social impacts in the supply chain and actions taken		-	-	D	6

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI standard	Disclosure	Location	Scope	Omission	Reason	Explanation
GRI 415: PUBLIC POLICY	415-1 Political contributions	The ties, membership or collaboration with political parties or with other kind of entities, institutions or associations with public purposes, as well as contributions or services to them, should be done in a way that can assure the personal character and that avoids any involvement of the Group, as indicated in Grupo Santander General Code of Conduct. In 2023 we made a contribution of $78,684 to the US Political Action Committee. Business conduct (p. 64)(Relations with political parties)	Group	-	-	-
FS9	Coverage and frequency of audits to assess implementation of environmental and social policies and risk assessment procedures	Every two years, the Group’s Internal audit function reviews the corporate Responsible banking function's governance, materiality analyses, control, procedures and risk culture. If it spots areas for improvement, it will give recommendations to mitigate any operational risks from the Responsible banking function's procedures. The last audit in 2023 ended with an overall rating of 'need improvement'.	Group	-	-	-
CONSUMERS AND END-USERS
GRI 3 MATERIAL TOPICS	3-3 Management of material topics	Business model and strategy (p. 7). Acting responsibly towards our customers (p. 55). Main internal regulation and governance (p. 92). Stakeholder engagement (p. 89). Economic and financial review (p. 325).	Group	-	-	-
GRI 416: CUSTOMER HEALTH AND SAFETY	416-1 Assessment of the health and safety impacts of product and service categories	Acting responsibly towards our customers (p.55). The Commercialization Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products.	Group	-	-	-
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	The Bank has not received final sanctions for this concept. Additional information on litigation and other Group contingencies can be found in note 25 of Auditor’s report and annual consolidated accounts.	Group	-	-	2
GRI 417: MARKETING AND LABELLING	417-1 Requirements for product and service information and labelling	Acting responsibly towards our customers (p. 55)(Consumer protection). Responsible business practices. The Commercialization Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products. In addition, the Bank is member of the Association for Commercial Self- Regulation (Autocontrol) assuming the ethical commitment to be responsible regarding the freedom of commercial communication.	Group	-	-	-
	417-2 Incidents of non-compliance concerning product and service information and labelling	The Bank has not received final sanctions for this concept. Additional information on litigation and other Group contingencies can be found in note 25 of Auditor’s report and annual consolidated accounts.	Group	-	-	2
	417-3 Incidents of non-compliance concerning marketing communications	The Bank hasn't received any sanctions concerning this matter. Additional information on litigation and other Group contingencies can be found in note 25 of Auditor’s report and annual consolidated accounts..	Group	-	-	2
GRI 418: CUSTOMER PRIVACY	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	The Bank hasn't received any sanctions concerning this matter. Additional information on litigation and other Group contingencies can be found in note 25 of Auditor’s report and annual consolidated accounts.	Grupo	-	-	2
FS6	Percentage of the portfolio for business lines by specific region, size (e.g. micro/ SME/large) and by sector	Acting responsibly towards customers (p. 55). Stakeholder engagement (p. 89) (Helping society tackle global challenges: 2030 agenda section). Our progress in figures (p. 70).	Group	-	-	-

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI standard	Disclosure	Location	Scope	Omission	Reason	Explanation
FS15	Policies for the fair design and sale of financial products and services	Acting responsibly towards customers (p. 55) (Consumer protection).	Group	-	-	-
OTHER NON-MATERIAL TOPICS ON WHICH INFORMATION IS REPORTED FOR GREATER TRANSPARENCY
OWN WORKFORCE
GRI 202: MARKET PRESENCE	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Our progress in figures (p. 70).	Group	Req. b	D	1
	202-2 Proportion of senior management hired from the local community	Our progress in figures (p. 70). The Group Corporate Human Resources Model aims to attract and retain the best professionals in the countries in which it operates.	Group	-	-	-
GRI 401: EMPLOYMENT	401-1 New employee hires and employee turnover	Acting responsibly towards employees (p. 46)(Talent. Attracting talent). Our progress in figures (p. 70).	Group	-	-	-
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Benefits detailed in 'Acting responsibly towards employees'(p. 46) (section 'Corporate benefits') are regarding only full-time employees. Corporate Governance chapter (p. 177)	Group	-	-	-
	401-3 Parental leave	Information unavailable.	-	-	D	8
GRI 403: OCCUPATIONAL HEALTH AND SAFETY	403-1 Occupational health and safety management system	Banco Santander has occupational health and safety management systems in place in all the geographies in which it operates, complying with the legal requirements of each country regarding occupational risk prevention.	Group	-	-	-
	403-2 Hazard identification, risk assessment, and incident investigation	Acting responsibly towards employees (p. 46) (Employee experience. Employee health and wellbeing).	Group	-	-	-
	403-3 Occupational health services	Acting responsibly towards employees (p. 46) (Employee experience. Employee health and wellbeing).	Group	-	-	-
	403-4 Worker participation, consultation, and communication on occupational health and safety	At Banco Santander SA, the percentage of Representation in the Security Committee is 100%.	Banco Santander S.A. and SCF	-	-	-
	403-5 Worker training on occupational health and safety	Acting responsibly towards employees (p. 46) (Employee experience. Employee health and wellbeing).	Group	-	-	-
	403-6 Promotion of worker health	Acting responsibly towards employees (p. 46) (Employee experience. Employee health and wellbeing).	Group	-	-	-
	403-8 Workers covered by an occupational health and safety management system	100% of Banco Santander own employees are covered by health and safety management systems at work.	Group	-	-	-
	403-9 Work-related injuries	Acting responsibly towards employees (p. 46) (Employee experience. Employee health and wellbeing). Our progress in figures (p. 70).	Group	Req. b	D	1
	403-10 Work-related ill health	Our progress in figures (p. 70).	Group	Req. b	D	1

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI standard	Disclosure	Location	Scope	Omission	Reason	Explanation
GRI 404: TRAINING AND EDUCATION	404-1 Average hours of training per year per employee	Acting responsibly towards employees (p. 46)) (Talent. Attracting talent). Our progress in figures (p. 70)	Group	-	-	-
	404-2 Programs for upgrading employee skills and transition assistance programs	Banco Santander offers management programmes and continuous training skills that foster the employees´ employability and that, sometimes, help them manage the end of their professional careers. Acting responsibly towards employees (p. 46) (Talent. Developing talent).	Group	-	-	-
	404-3 Percentage of employees receiving regular performance and career development omissions.	Acting responsibly towards employees (p. 46) (Working conditions and social dialogue. Performance review and remuneration). Santander regularly appraises employee performance; at the end of 2023, 74.2% of our employees had a performance review in which their contribution to Santander's results, their alignment with risk management and our TEAMS corporate culture were evaluated. Additionally, 14,065 retail branch employees in Mexico will have their performance review during the first quarter of 2024. In total, 80.8% of the workforce receives a MyContribution.	Group	-	-	-
GRI 405: DIVERSITY AND EQUAL OPPORTUNITIES	405-1 Diversity of governance bodies and employees	Acting responsibly towards employees (p. 46) (Employee experience. Diversity, equity and Inclusion). Our progress in figures (p. 70). Corporate governance chapter of the Annual Report (p. 177).	Group	-	-	-
	405-2 Ratio of basic salary and remuneration of women to men	Acting responsibly towards employees (p. 46) (Employee experience. Diversity, equity and Inclusion). Our progress in figures (p. 70).	Group	-	-	-
GRI 406: NON-DISCRMINATION	406-1 Incidents of discrimination and corrective actions taken	Business conduct (p. 64). Acting responsibly towards employees (p. 46) (Employee experience. Active listening). Risk management and compliance chapter (p. 451).	Group	-	-	-
AFFECTED COMMUNITIES
GRI 203: INDIRECT ECONOMIC IMPACT	203-1 Infrastructure investments and services supported	Financial health and inclusion (p. 57). Supporting to communities (p. 61)	Group	-	-	-
	203-2 Significant indirect economic impacts	Financial health and inclusion (p. 57). Supporting to communities (p. 61)	Group	-	-	-
GRI 411: RIGHTS OF INIDGENOUS PEOPLE	411-1 Incidents of violations involving rights of indigenous people	The Bank ensures, through social and environmental risk assessments in their financing operations under the Equator Principles, that no violations of the indigenous peoples’ rights occur in such operations. In 2023, a total of 41 operations were evaluated in this respect.	Group	-	D	7
GRI 413: LOCAL COMMUNITIES	413-1 Operations with local community engagement, impact assessments, and development programs	Financial health and inclusion (p. 57). Supporting communities (p. 61) Grupo Santander has several programmes in its main countries aim to encourage development and participation of local communities, in which it is carried out an assessment on people helped, scholarships given through agreement with Universities, among others. Moreover, in the last years the Group has developed different products and services offering social and/or environmental added value adapted to each country where Santander develops its activities.	Group	-	-	-
	413-2 Operations with significant actual and potential negative impacts on local communities	Business conduct (p. 64) (Environmental, social and climate change risk management).	Group	-	D	7
FS7	Monetary value of products and services designed to deliver a specific social benefit for each business line broken down by purpose	Financial health and inclusion (p. 57).	Group	-	-	-
FS13	Access points in low-populated or economically disadvantaged areas by type	Financial health and inclusion (p. 57).	Group	-	-	-

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI standard	Disclosure	Location		Scope	Omission	Reason	Explanation
FS14	Initiatives to improve access to financial services for disadvantaged people	Financial health and inclusion (p. 57).		Group	-	-	-
FS16	Initiatives to enhance financial literacy by type of beneficiary	Financial health and inclusion (p. 57).		Group	-	-	-
OTHER GRI (NON-MATERIAL) TOPICS ON WHICH THE BANK REPORTS ON A VOLUNTARY BASIS FOR GREATER TRANSPARENCY
GRI 201: ECONOMIC PERFORMANCE	201-1 Direct economic value generated and distributed	€ million	2023	Group	-	-	-
		Economic value generated[1]	57,716
		Gross income	57,423
		Net loss on discontinued operations	0
		Gains/(losses) on disposal of assets not classified as non-current held for sale	313
		Gains/(losses) on disposal of assets not classified as discontinued operations	-20
		Economic value distributed	32,807
		Payments to providers of capital (dividends)	1,298
		Operating costs (except taxes)	7,945
		Employee wages and benefits	13,726
		Payments to government[2]	9,664
		CSR investment	174
		Economic value retained (economic value generated less economic value distributed)	24,909
1. Gross income plus net gains on asset disposals.
2. Our progress in figures (p. 70) (8.1 Tax contribution) provides additional information on the taxes paid.
3. For comparative issues see Auditor's report and 2022 annual consolidate accounts.

	201-3 Defined benefit plan obligations and other retirement plans	The liability for provisions for pensions and similar obligations at 2023 year-end amounted to EUR 2,225 million (p. 531). Endowments and contributions to the pension funds in the 2023 financial year have amounted to EUR 352 million. The detail may be consulted in Auditor´s report and annual consolidated accounts (p. 547)(Note 47.a to annual consolidated accounts). For comparative purposes see Audit report and consolidated annual accounts 2022.		Group	-	-	-
	201-4 Financial assistance received from government	The Bank has not received significant subsidies or public aids during 2022 and 2023. The detail may be consulted in Annual banking report, section e) Public subsidies (p. 824).		Group	-	-	-
GRI 301: MATERIALS	301-1 Materials used by weight or volume	Supporting the green transition (p. 30) (Our environmental footprint). Our progress in figures (p. 70)(Environmental footprint).		Main countries of operation	-	-	4
GRI 303: WATER AND EFFLUENTS	303-5 Water consumption	Banco Santander manages its water consumption and supply in accordance with local limitations. In addition, the Bank collects its water from the public water supply and discharges the used water to the public network. Our progress in figures (p. 70)(Environmental footprint).		Main countries of operation	-	-	4

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI standard	Disclosure	Location	Scope	Omission	Reason	Explanation
GRI 304: BIODIVERSITY	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas		Group	-	A	5
	304-2 Significant impacts of activities, products, and services on biodiversity	Supporting the green transition (p. 30) (Nature and biodiversity)	Group	-	-	-
	304-3 Habitats protected or restored		Group	-	A	5
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations		Group	-	A	5
GRI 306: WASTE	306-1 Waste generation and significant waste-related impacts	Supporting the green transition (p. 30)	Main countries of operation	-	-	4
	306-2 Management of significant waste-related impacts	Supporting the green transition (p. 30)	Main countries of operation	-	-	4
	306-3 Waste generated	Supporting the green transition (p. 30) (Our environmental footprint). Our progress in figures (p. 70) (Environmental footprint)	Main countries of operation	-	-	4
	306-4 Waste diverted from disposal	Our progress in figures (p. 70) (Environmental footprint)	Main countries of operation	-	-	4
	306-5 Waste directed to disposal	Our progress in figures (p. 70) (Environmental footprint)	Main countries of operation	-	-	4
FS1	Policies with specific environmental and social components applied to business lines	Main internal regulation and governance (p. 92). Supporting the green transition (p. 30) (Corporate governance). Business conduct (p. 64) (Environmental, social and climate change risk management).	Group	-	-	-
FS2	Procedures for assessing and screening environmental and social risks in business lines	Main internal regulation and governance (p. 92). Supporting the green transition (p. 30) (Corporate governance). Business conduct (p. 64) (Environmental, social and climate change risk management).	Group	-	-	-
FS3	Processes for monitoring clients´ implementation of and compliance with environmental and social requirements included in agreements of transactions	Main internal regulation and governance (p. 92). Supporting the green transition (p. 30). Business conduct (p. 64) (Environmental, social and climate change risk management).	Group	-	-	-
FS4	Process(es) for improving staff competency to implement the environmental and social policies and procedures as applied to business lines	Acting responsibly towards employees (p. 46). (Talent).	Group	-	-	-
FS5	Interactions with clients/ investees/business partners regarding environmental and social risks and opportunities	Our culture (p. 24). Stakeholder engagement (p. 89) (Joint initiatives to promote our agenda). Shareholder value (p. 27). Risk management and compliance chapter (p. 451).	Group	-	-	-

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

GRI standard	Disclosure	Location	Scope	Omission	Reason	Explanation
FS10	Percentage and number of companies held in the institution´s portfolio with which the reporting organization has interacted on environmental or social issues	Conduct and ethical behaviour (p. 64) (Environmental, social and climate change risk management).	Group	-	D	7
FS12	Voting policy(ies) applied to environmental or social issues for shares over which the reporting organization hold the right to vote shares or advises on voting	Grupo Santander has no voting policies relating to social and/or environmental matters for entities over which acts as an advisor. The Santander Employees Pension Fund does have a policy of formal vote in relation to social and environmental aspects, for shareholder meetings of the entities over which it has voting rights.	Group	0	0	0
A. Not applicable; B. Legal prohibitions; C. Confidentiality constraints; D. Information unavailable / incomplete

1. Information unavailable. Given the size of the organisation and the rotation of outsourced services, Banco Santander does not currently have a register of non-employees. In the medium and long term the Group will evaluate the possibility of reporting this indicator. 2. According to a materiality criteria, information included refers to judicial, administrative or regulatory proceedings and other claims that are concluded with unfavorable judgments, fines or sanctions greater than Euro 1 million, as well as those judicial, administrative or regulatory proceedings and other claims that are concluded with unfavorable judgments, fines or sanctions between Euro 100.000 euros and Euro 1 million euros but which have a “high” reputational impact according to our risk assessment. Only those cases where sanctions or fines have been confirmed in administrative proceedings or judicial proceedings where an unfavorable judgment has been rendered in first instance are reported. Once a matter is reported following the explained criteria, no additional updates will be reported until the sanctions, fines or judgments are final. Class actions and/or mass proceedings are not reported. Judicial, administrative, or regulatory proceedings and other claims that have already been included in note 25 of the consolidated annual accounts are not reported. 3. Information is provided on the total number of reports received through Canal Abierto related to gifts and invitations/corruption and bribery. 4. The scope and limitations of this indicator are described on Our progress in figures. 5. Not applicable due to the nature of the Group's financial business, geographies and sectors of operation. It should be noted that all of the Bank's activities are carried out in urban areas. 6. A new ESG approval methodology has been implemented which will allow us to classify all our suppliers according to their risk level by 2024, evaluating them in each case according to their criticality. 7. Information is only provided on the number of project finance deals of Santander’s Bank, which have been analysed regarding social and environmental risks in Equator Principles’ frame. 8. Given the size of the organization and the turnover of outsourced services, Banco Santander does not currently have a record of employees who have requested and taken parental leave during 2023. In the medium and long term the Group will evaluate the possibility of reporting this indicator.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.5 Sustainability Accounting Standards Board (SASB) content index
This is the second year in which Santander has decided to report in accordance with the Sustainability Accounting Standards Board (SASB), following its Industry Standards Version 2018-10 issue.
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
Unless otherwise is noted, all data and descriptions are reported for Grupo Santander, if applicable, on a consolidated basis, and not just the segments relevant to the particular industry. The information will refer to the 2023 fiscal year, unless otherwise is specified.
Sustainability Accounting Metrics

Topic	Industry	Accounting Metric	Code	Response
Data Security	Commercial Banks Consumer Finance	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected.	FN-CB-230a.1 FN-CF-230a.1	Refer to ‘Litigation and other matters‘ in the note 25 of the Consolidated accounts in the Auditor's report and consolidated financial statements (p. 519).
	Commercial Banks Consumer Finance	Description of approach to identifying and addressing data security risks.	FN-CB-230a.2 FN-CF-230a.3	Refer to ‘Risk Pro’ in 'Our culture' section of this chapter (p. 24).; and to ‘Relevant mitigation actions’ in section 6.2 of 'Risk, compliance and conduct management chapter' (p. 451).
Financial Inclusion & Capacity Building	Commercial Banks	(1) Number and (2) amount of loans outstanding qualified to programs designed to promote small business and community development.	FN-CB-240a.1
Refer to 5. ‘Acting responsibly towards customers‘ section of this chapter (p. 55).
For more detail see note 10. ‘Loans and advances to customers´ in the Auditor's report and consolidated financial statements (p. 519).
Additionally, all the information related to microfinance programmes are available on the 5.3 ‘Financial health and inclusion‘ section of this report (p. 57).

	Commercial Banks	(1) Number and (2) amount of past due and nonaccrual loans qualified to programs designed to promote small business and community development.	FN-CB-240a.2
Refer to ‘Amounts past due‘ and ‘Impairment of financial assets‘ in 3.3 'Key metrics' section of the Risk management and compliance chapter. (p. 451).
Also refer to notes 2.g and 10.d of the consolidated accounts in the Auditor's report and consolidated financial statements (p. 519).

	Commercial Banks	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers.	FN-CB-240a.3	Refer to 5.3 ‘Financial health and inclusion‘ section of this chapter (p. 57).
	Commercial Banks	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers.	FN-CB-240a.4	In 2023, Grupo Santander has financially included 1.8 million people. For further information refer to ‘5.3 Financial health and inclusion‘ section of this chapter (p. 57).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Topic	Industry	Accounting Metric	Code	Response
Incorporation of Environmental, Social, and Governance Factors in Credit Analysis	Commercial Banks	Commercial and industrial credit exposure, by industry.	FN-CB-410a.1	Refer to ‘Concentration risk‘ in section 3.5 'Other credit risk details' of the Risk Management and compliance chapter (p. 451).
	Commercial Banks	Description of approach to incorporation of environmental, social,and governance (ESG) factors in credit analysis.	FN-CB-410a.2
Refer to 7.3 ‘Environmental, social and climate change risk management’ on business conduct section (p. 64), and the 10. ‘ESG risk factors‘ (p. 507).section of the Risk management and compliance chapter
For further information see our ‘General Sustainability Policy and our ‘Environmental, social & climate change risk management Policy’, both available on our corporate website.

Incorporation of Environmental, Social, and Governance Factors in investment Banking & Brokerage Activities	Investment Banking & Brokerage	(1) Number and (2) total value of investments and loans incorporating integration of environmental, social, and governance (ESG) factors, by industry.	FN-IB-410a.2	Refer to 2. ‘Supporting the green transition’ section of this chapter (p. 30).
	Investment Banking & Brokerage	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment banking and brokerage activities.	FN-IB-410a.3
Refer to 2. ‘Supporting the green transition‘ section of this chapter (p. 30).
For further information see our ‘General Sustainability Policy‘, and our ‘Environmental, social & climate change risk management policy‘, both available on our corporate website.

Business Ethics	Asset Management & Custody Activities Commercial Banks Investment Banking & Brokerage	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, anti-trust, anti-competitive behavior,market manipulation, malpractice, or other related financial industry laws or regulations.	FN-AC-510a.1 FN-CB-510a.1 FN-IB-510a.1
Refer to GRI 206-1 discloses legal actions for anticompetitive behaviour, anti-trust, and monopoly practices.
For further information, refer to ’Litigation and other matters’ section on the Auditor's report and consolidated financial statements (p. 519).

	Asset Management & Custody Activities Commercial Banks Investment Banking & Brokerage	Description of whistleblower policies and procedures.	FN-AC-510a.2 FN-CB-510a.2 FN-IB-510a.2	Refer to 7.2 ‘Ethical Channels’ in the section 4. 'Acting responsibly towards employees' of this chapter (p. 46). For further information, see our ‘General Code of Conduct’, available on our website.
Systemic Risk Management	Commercial Banks Investment Banking & Brokerage	Global Systemically Important Bank (G-SIB) score, by category	FN-CB-550a.1. FN-IB-550a.1.
According to the ‘2023 list of global systemically important banks (G-SIBs)’ released by the Financial Stability Board, Santander´s G-SIB buffer is 1.0%. (G-SIBs as of November 2023).

According to the G-SIB Scores Dashboard from the Basel Committee on Banking Supervision (BCBS), Grupo Santander´s scores are (end-2022 data):
•Score: 190
•Complexity: 102
•Cross-jurisdictional: 483
•Interconnectedness: 147
•Size: 174
•Substitutability: 42

	Commercial Banks Investment Banking & Brokerage	Description of approach to incorporation of results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	FN-CB-550a.2. FN-IB-550a.2.	Refer to ‘Capital planning and stress tests’ in the section 3.5 'Capital management and adequacy' (p. 362) of the Economic and Financial chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Topic	Industry	Accounting Metric	Code	Response
Employee Diversity & Inclusion	Commercial Banks, Investment Banking & Brokerage	Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	FN-AC-330a.1 FN-IB-330a.1
Refer to 8. 'Our progress in figures' section of this chapter (p. 70).
For further information, refer to ‘Diversity & Inclusion’ section of 4. ‘Acting responsibly towards employees’ this chapter (p. 46).

For further information about our diversity and inclusion principles, see our ‘Corporate Culture Policy’, available on our corporate website.

Activity metrics	Commercial Banks	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small business.	FN-CB-000.A	Refer to ‘Consolidated annual accounts‘ in Auditor's report and consolidated financial statements (p. 519).
	Commercial Banks	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate.	FN-CB-000.B	Refer to ‘Consolidated annual accounts‘ in Auditor's report and consolidated financial statements (p. 519).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.6 Stakeholder Capitalism Metrics
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

Additionally, in 'Our sustainability strategy' (p. 25) section in 'Responsible banking' chapter, we detail in deep how we work to be a more sustainable bank.

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
Refer to the 'Board of directors' section in 'Corporate governance' chapter (p. 177).

Progress against strategic milestones: Disclosure of the material strategic economic, environmental, and social milestones expected to be achieved in the following year, such milestones achieved from the previous year, and how those milestones are expected to or have contributed to long-term value.
Refer to 'Santander's support for society' (p. 20), '2023 Highlights' (p. 20) and 'Our sustainability strategy' (p. 25) sections in 'Responsible banking' chapter.

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

1. Refer to ´Performance review and remuneration´ in 'Acting responsibly towards employees' section (p. 46) in 'Responsible banking' chapter.

2. Refer to ´Remuneration´ section (p. 252) in 'Corporate governance' chapter.

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

1. Refer to Financial Crime Compliance on 7.2 'Compliance and conduct risk management' section (p. 497) in 'Risk, compliance and conduct management' chapter. Refer also to GCC in Conduct and 'Ethical behaviour' section in 'Responsible banking' chapter.
All our employees receive mandatory training on the GCC on an annual basis.
2. Refer to ‘Litigation and other matters‘ in the note 25.e (p. 639) of the consolidated accounts.
3. Refer to Financial Crime Compliance on 7.2 'Compliance and conduct risk management' section (p. 497) in 'Risk, compliance and conduct management' chapter.

Protected ethics advice and reporting mechanisms: A description of internal and external mechanisms for:
1. Seeking advice about ethical and lawful behaviour and organizational integrity
2. Reporting concerns about unethical or unlawful behaviour and organizational integrity

Refer to pages 13-14 in our Code of Conduct (available in our corporate website).
In addition see 7.2 'Compliance and conduct risk management´ (p. 497) in 'Risk and compliance management' section on 'Risk, compliance and conduct management' chapter. And ´Ethical channels´ on ´Business conduct´ section (p. 64) in 'Responsible banking' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Theme	Metric	Response

Monetary losses from unethical behaviour: Total amount of monetary losses as a result of legal proceedings associated with: fraud, insider trading, anti-trust, anti-competitive behaviour, market manipulation, malpractice, or violations of other related industry laws or regulations.
Refer to ‘Litigation and other matters‘ in the note 25.e (p. 639) of the consolidated accounts.

Alignment of strategy and policies to lobbying: The significant issues that are the focus of the company’s participation in public policy development and lobbying; the company’s strategy relevant to these areas of focus; and any differences between its lobbying positions, purpose, and any stated policies, goals, or other public positions.

Refer to ´Principles of action in our relationship with political parties´ in 'Business conduct' section in 'Responsible banking' chapter (p. 64)
The Financing of political parties policy is available on our corporate website.

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

Refer to 'Risk and opportunities' section in 'Risk, compliance and conduct management' chapter (p. 451).
In addition, we report our progress in implementing TCFD recommendations (including Risk management) in 'Responsible banking' chapter (p. 30).

Our Environmental, social and climate change risk policy is available at our corporate website.

Stakeholder Engagement	Material issues impacting stakeholders: A list of the topics that are material to key stakeholders and the company, how the topics were identified, and how the stakeholders were engaged.	Refer to 'Materiality assessment' (p. 28) and 'Double materiality assessment and sources' (p. 95) section in 'Responsible banking' chapter. Refer also to 'Our sustainability strategy' (p. 25).
Planet
Climate Change
Greenhouse Gas (GHG) emissions: For all relevant greenhouse gases (e.g. carbon dioxide, methane, nitrous oxide, F-gases etc.), report in metric tonnes of carbon dioxide equivalent (tCO₂e) GHG Protocol Scope 1 and Scope 2 emissions. Estimate and report material upstream and downstream (GHG Protocol Scope 3) emissions where appropriate.

Refer to Environmental footprint 2022-2023 table in 'Our progress in figures' section in 'Responsible banking' chapter (p. 70).
•Total emissions (market based): 172,711 T CO2e
•Scope 1: 25,755 T CO2eT2e
•Scope 2 – market based: 21,516 T CO2e
•Scope 2 – location based: 205,292 T CO2e
•Scope 3: 125,441 T CO2e

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

Refer to 'Supporting the green transition' (p. 30) and 'TCFD content index' (p. 170) sections in 'Responsible banking' chapter, were we report our progress in implementing TCFD recommendations.
In 2020, we became carbon neutral in our own operations. In 2021, we set our commitment to be net-zero in carbon emissions by 2050, and we set our first decarbonization targets.
In addition, refer to 'Climate and environmental risk' section (p. 507) in 'Risk management and compliance' chapter.

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

Refer to 'Supporting the green transition' section (p. 30) of the 'Responsible banking' chapter.
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

Refer to Environmental footprint 2022-2023 table in 'Our progress in figures' section (p. 70) in 'Responsible banking' chapter.
In 2022, Santander consumed 1,858,645 m3 from the public network, equalling a consumption of 9.56 m3/employee. (Information is provided exclusively on water withdrawal from the public network).
We do not disclose data on water stress, due to our financial activities generating negligible impacts.

Nature Loss	Land use and ecological sensitivity: Report the number and area (in hectares) of sites owned, leased or managed in oradjacent to protected areas and/or key biodiversity areas (KBA).	Refer to Nature and biodiversity on 'Supporting the green transition' section (p. 70) of the 'Responsible banking' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Theme	Metric	Response
Single-use plastics
Report wherever material along the value chain: estimated metric tonnes of single-use plastic consumed.
Disclose the most significant applications of single-use plastic identified, the quantification approach used and the definition of single-use plastic adopted.

Refer to Our environmental footprint on 'Supporting the green transition' section (p. 30) in 'Responsible banking' chapter.
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

Refer to 'Our progress in figures' section (p. 70) in 'Responsible banking' chapter.
1. See:
•Table 22.1. Distribution of new hires by age bracket
•Table 23. Distribution of new hires by gender
2. See:
•Table 25. External turnover rate by gender
•Table 26. External turnover rate by age bracket

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

1. Refer to Global Reporting Initiative (GRI) content index in 'Responsible banking' chapter, and more specifically to GRI 201.1 Direct economic value generated and distributed (p. 151).
•Economic value generated in 2023: EUR 57,716 million
•Economic value distributed: EUR 31,476 million
•Economic value retained EUR 26,240 million
1.a Revenue: EUR 57,423 million
1.b Operating cost: EUR 25,425 million
1.c Employee wages and benefits: EUR 13,726 million
1.d Payments to providers of capital: N/A
1.e Payments to government: EUR 9,664 million (total taxes)
1.f Community investment: EUR 174 million
Further detail for 1a-c refer to Group financial performance section on Economic and financial review chapter (p. 334).
Further detail for 1d refer to 3.3 Dividends in Shareholders section on Corporate governance chapter (p. 195).
Further detail for 1e refer to 'Total taxes paid' table on 8. 'Our progress in figures' in 'Responsible banking' chapter (p. 70).
2. Grupo Santander did not receive significant public subsidies in 2023. Refer to 'Annual banking report', e) (p. 824).

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
Additionally, refer to
- Operating expenses data (p. 325) in 'Economic and financial review' chapter.
- Note 47. Other general administrative expenses (p. 696) of consolidated annual accounts.
2. Refer to 3. 'Shareholders. Engagement and general meeting' section (p. 177) in 'Corporate governance' chapter.

Community and social vitality
Total tax paid: The total global tax borne by the company, including corporate income taxes, property taxes, non- creditable VAT and other sales taxes, employer-paid payroll taxes and other taxes that constitute costs to the company, by category of taxes.
Refer to 'Total taxes paid' table on 'Our progress in figures' section in 'Responsible banking' chapter (p. 70).
Additional tax remitted	The total additional global tax collected by the company on behalf of other taxpayers, including VAT and employee-related taxes that are remitted by the company on behalf of customers or employees, by category of taxes.	Refer to 'Total taxes paid' table on 'Our progress in figures' section in 'Responsible banking' chapter (p. 70).
Total tax paid by country for significant locations	Total tax paid and, if reported, additional tax remitted, by country for significant locations.	Refer to 'Total taxes paid' table on 'Our progress in figures' section in 'Responsible banking' chapter (p. 70).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Theme	Metric	Response
Innovation in better products and services	Total R&D expenses ($): Total costs related to research and development.
Innovation and technological development are strategic pillars of Grupo Santander.
As in previous years, the European Commission's 2023 EU Industrial R&D Investment Scoreboard (based on 2022 data) recognized our technological effort. We were the first Spanish bank and the second best bank globally in R&D investment. The equivalent investment in R&D&I to that considered in the ranking was EUR 2,197 million.
Refer to 'Research, development and innovation (R&D&I)' section in 'Economic and financial review' (p. 427).
Additional information refer to note 18 in 'Audit's report and consolidated financial statements' (p. 619)

People
Dignity and equality	Diversity and inclusion (%): Percentage of employees per employee category, per age group, gender and other indicators of diversity (e.g. ethnicity).
Refer to 'Our progress in figures' section (p. 70) of the Responsible Banking chapter.
Additional information on how we promote DEI refer to ´Diversity, equity and inclusion´ in 'Acting responsibly towards employees' section (p. 46) in 'Responsible banking' chapter.

Pay equality: Ratio of the basic salary and remuneration for each employee category by significant locations of operation for priority areas of equality: women to men; minor to major ethnic groups; and other relevant equality areas.

Gender and equal pay gap figures match 2021 trends, on the back of a firm commitment and ambitious action plans assumed throughout the Group (0%).
Refer to ´Equal pay´ in 'Acting responsibly towards employees' section (p. 46) on 'Responsible banking' chapter.

Wage level (%):
1. Ratios of standard entry-level wage by gender compared to local minimum wage
2. Ratio of CEO’s total annual compensation to median total annual compensation of all employees (excluding the CEO)

1. Refer to 'Our progress in figures' section (p. 70) in 'Responsible banking' chapter.
Table 29 ´Ratio between the Bank’s minimum annual salary and the legal minimum annual salary by country and gender 2023´. We take as a reference the Bank’s minimum annual salary in each country.
2. Refer to 6. 'Remuneration section' (p. 252) on 'Corporate governance' chapter.

Risk for incidents of child, forced or compulsory labor: An explanation of the operations and suppliers considered to have significant risk for incidents of child labor, forced or compulsory labor. Such risks could emerge in relation to type of operation (such as manufacturing plant) and type of supplier; or countries or geographic areas with operations and suppliers considered at risk.

Refer to ´Protecting human rights´ in 'Environmental, social and climate change risk management' on 'Business conduct' section (p. 64) of the 'Responsible banking' chapter.
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
Refer to ‘Litigation and other matters‘ in note 25.e of the 'Auditor's report and consolidated financial statements' (p. 639).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Theme	Metric	Response

Freedom of Association and Collective Bargaining at Risk (%):
1. Percentage of active workforce covered under collective bargaining agreements
2. An explanation of the assessment performed on suppliers for which the right to freedom of association and collective bargaining is at risk including measures taken by the organization to address these risks.
1. Refer to 'Our progress in figures' section (p. 70) in 'Responsible banking' chapter. - Table 21. Coverage of the workforce by collective agreement
Health and well being
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

1. Refer to 'Our progress in figures' section (p. 70) on the 'Responsible banking' chapter.
•Table 34. Accident rate
•Table 35. Occupational health and safety
2. Refer to 'Our wellbeing' in 'Acting responsibly towards employees' section on 'Responsible banking' chapter (p. 46).

Skills for the future
Training provided (#, $):
1. Average hours of training per person that the organization’s employees have undertaken during the reporting period, by gender and employee category (total number of trainings provided to employees divided by the number of employees).
2. Average training and development expenditure per full time employee.

Refer to 'Our progress in figures' section (p. 70) in 'Responsible banking' chapter.
•Table 30. Training
•Table 31. Hours of training by category
•Table 32. Hours of training by gender
•28.7 hours per employee
•EUR 284.4 of investment per employee.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.7 Task Force on Climate related Financial Disclosure (TCFD) content index

		TCFD Recommendations	Reference in this Annual Report	Reference in Climate Finance Report 2022 - June 2023
Governance	a	Describe the board’s oversight of climate-related risks and opportunities.	2.2 Governance; 9.2 Main regulations and governance	3. Governance; 5. Metrics and targets - Action plan - Power generation sector alignment
	b	Describe management’s role in assessing and managing climate-related risks and opportunities.	2.2 Governance; 9.2 Main regulations and governance; 2.3 Risk Management; 2.5 Supporting our customers in the green transition	3. Governance; 6. Financing the green transition - ESG governance in Santander Asset Management
Strategy	a	Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	2.1 Our strategy and ambition	2. Strategy - Climate risks and opportunities; Resilience of Santander’s strategy. Scenario analysis
	b	Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.
	c	Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
Risk Management	a	Describe the organization’s processes for identifying and assessing climate-related risks.	2.3 Risk management	4. Risk management - I. Identification; II. Planning; III. Assessment; IV. Monitoring; V. Mitigation; VI. Reporting
	b	Describe the organization’s processes for managing climate-related risks.
	c	Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.
Metrics and Targets	a	Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	2.4 Metrics and targets	5. Metrics and targets - Aligning our portfolio to the Paris agreement
	b	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	2.7 Our environmental footprint; 8.6. Green Transition - Environmental Footprint 2023-2023	5. Metrics and targets - Decarbonization targets - Financed emissions; Our environmental footprint
	c	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	2.4 Metrics and targets	5. Metrics and targets - Decarbonization targets
References in this report are included in the Responsible banking chapter.
For more details TCFD recommendations, see our Climate Report 2021-June 2022 available on our corporate website. Progress has been made on some of these recommendations since the publication of the Climate Finance Report in July 2022

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.8 SDGs contribution
content index
We have identified eleven SDGs and associated targets on which we have the greatest impact.

Summary of SDG target	Reference in the 2023 Annual report
SDG 1
1.2 Reduce at least by half the proportion of men, women and children of all ages living in poverty in all its dimensions	•Supporting communities (p.61) (Other community support programmes section).
1.4 Ensure that all men and women, in particular the poor and the vulnerable, have equal rights to economic resources, as well as access to basic services	•Acting responsibly towards customers (p. 36) (Consumer protection section) •Financial health and inclusion (p. 57)
1.5 Build the resilience of the poor and those in vulnerable situations and reduce their exposure and vulnerability to climate-related extreme events and other economic, social and environmental shocks and disasters	•Financial health and inclusion (p. 57)
SDG 4
4.3 Ensure equal access for all to affordable and quality technical, vocational and tertiary education, including university.	•Supporting communities (p. 61) (Support for higher education, employability and entrepreneurship section).
4.4 Substantially increase the number of young people and adults with technical and vocational skills to access quality employment and entrepreneurial opportunities.	•Supporting communities (p. 61) (Support for higher education, employability and entrepreneurship section).
4.5 Eliminate gender disparities in education and ensure equal access to all levels of education and vocational training for persons with disabilities, indigenous populations and vulnerable children, among others.	•Supporting communities (p. 61) (sections: Support for higher education, employability and entrepreneurship, Other community support programmes).
4.6 Substantially increase the scholarships available to developing countries for enrolment in higher education, including vocational training and ICT, technical, engineering and scientific programmes	•Supporting communities (p. 61) (sections: Support for higher education, employability and entrepreneurship, Other community support programmes). •Financial health and inclusion (p. 57)
SDG 5
5.1. End all forms of discrimination against all women and girls everywhere.	•Acting responsibly towards employees (p. 46) (Employee experience section).
5.5 Ensure women’s full and effective participation in, and equal opportunities for, leadership at all levels of decision making	•Acting responsibly towards employees (p. 46) (Employee experience section).
SDG 7
7.1 Ensure universal access to affordable, reliable and modern energy services	•Supporting the green transition (p. 30) (Supporting our customers in the green transition section).
7.b Expand infrastructure and improve technology to provide modern and sustainable energy services	•Supporting the green transition (p. 30) (Supporting our customers in the green transition section).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Summary of SDG target	Reference in the 2023 Annual report
SDG 8
8.3 Promote development-orientated policies that support production, job creation, entrepreneurship, creativity and innovation, and promote the start-up and growth of micro, small and medium-sized enterprises through access to financial services and other means.	•Financial health and inclusion (p. 57) •Supporting communities (p. 61) (Support for higher education, employability and entrepreneurship section).
8.4 Improve progressively, through 2030, global resource efficiency in consumption and production and endeavour to decouple economic growth from environmental degradation [...]	•Supporting the green transition (p. 30) (Our environmental footprint section).
8.5 Secure wholesome and productive employment and decent work for all - most notably young people and persons with disabilities - and equal pay for work of equal value.
•Acting responsibly towards employees (p. 46) (Diversity, equity and inclusion (DE&I) section)
•Supporting communities (p. 61) (Support for higher education, employability and entrepreneurship section).

8.6 Substantially reduce the proportion of youth not in employment, education or training	•Supporting communities (p. 61) (Support for higher education, employability and entrepreneurship section).
8.8 Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment	•Business conduct (p. 64) (Ethical channels section) •Acting responsibly towards employees (p. 46)
8.10 Strengthen the capacity of domestic financial institutions to encourage and expand access to banking, insurance and financial services for all	•Financial health and inclusion (p. 57)
SDG 10
10.2 Strengthen and promote social, economic and political inclusion for all	•Financial health and inclusion (p. 57) •Supporting communities (p. 61) (Other community support programmes section)
SDG 11
11.1 Ensure access for all to adequate, safe and affordable housing and basic services and upgrade slums	•Financial health and inclusion (p. 57)
11.4 Strengthen efforts to protect and safeguard the world’s cultural and natural heritage	•Business conduct (p. 64) (Environmental, social and climate change risk management section) •Supporting communities (p. 61) (Other community support programmes section).
11.6 Reduce the adverse per capita environmental impact of cities, including by paying special attention to air quality and municipal and other waste management	•Supporting the green transition (p. 30) (Our environmental footprint section)
SDG 12
12.2 Achieve the sustainable management and efficient use of natural resources	•Supporting the green transition (p. 30) (Our environmental footprint section)
12.5 Substantially reduce waste generation through prevention, reduction, recycling and reuse	•Supporting the green transition (p. 30) (Our environmental footprint section)
12.6 Achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value	•See Responsible Banking chapter (p. 19)
SDG 13
13.1 Strengthen resilience and adaptive capacity to climate-related hazards and natural disasters in all countries	•Supporting the green transition (p. 30)
SDG 16
16.5 Considerably reduce corruption and bribery in all their forms.	•Business conduct (p. 64)
16.6 Develop effective, accountable and transparent institutions at all levels	•About this chapter (p. 21) •Stakeholder engagement (p. 89)
16.7 Ensure responsive, inclusive, participatory and representative decision-making at all levels	•Stakeholder engagement (p. 89)
SDG 17
•Stakeholder engagement (p. 89) (Partnerships to promote our agenda section)

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.9 GFANZ transition planning

	GFANZ recommendations	Reference in this report	Reference in Climate Finance Report 2022 - June 2023
Foundations	Objectives and priorities	2.1 Our strategy and ambition	2. Strategy: Our Ambition, Our strategy, Our objectives and priorities, Our approach
Implementation strategy	Products and services	2.5 Supporting our customers in the green transition	6. Financing the green transition
	Activities and decision-making	2.2 Governance; 9.2 Main regulations and governance	3. Governance: Climate change and green transition oversight, Main areas involved in the implementation of the climate change strategy
	Policies and conditions	7. Business conduct; 9.1 Stakeholder engagement	3. Governance:Policies and guidance; 4. Risk management: Monitoring
Engagement strategy	Engagement with clients and portfolio companies	2.5 Supporting our customers in the green transition; 7.3 Environmental, social and climate change risk management	4. Risk management: Santander and the Brazilian Amazon; 5. Metrics and targets: Action plan
	Engagement with industry	9.1 Stakeholder engagement	7. Partnerships: Sector working groups
	Engagement with government and public sector	9.1 Stakeholder engagement	7. Partnerships: Engagement with regulators, industry bodies and other stakeholders
Metrics and Targets	Metrics and targets	2.4 Metrics and targets	5. Metrics and targets
Governance	Roles, responsibilities, and remuneration	2.2 Governance; 9.2 Main regulations and governance	3. Governance: Climate change and green transition oversight; 6. Financing the green transition: ESG governance in Santander Asset Management
	Skills and culture	4. Acting responsibly towards employees - A talented and motivated team	3. Governance: ESG culture and skills development

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

[Page intentionally left blank] 1 of 3

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

[Page intentionally left blank] 2 of 3

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

[Page intentionally left blank] 3 of 3

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Corporate governance

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Clear and robust corporate governance to ensure a long-term sustainable business model

Broad and balanced shareholder base

Aligned with high corporate governance standards

Banco Santander has the highest score in the Spanish Association for Standardisation and Certification's (AENOR) Good Corporate Governance Index (GCGI V2.0), which verifies aspects such as composition and functioning of the board and its committees, shareholders' general meeting, remuneration policy, compliance and transparency.

Balanced and diverse board of directors

15 directors

66.67% independent directors

40% women

5 geographies of origin

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1. 2023 Overview    180
Statement from Glenn Hutchins,
Lead Independent Director    180
1.1 Board skills and diversity    181
1.2 Board effectiveness    181
1.3 Remuneration policy    182
1.4 Engagement with our shareholders    183
1.5 Achievement of our 2023 goals    183
1.6 Priorities for 2024    185
2. Ownership structure    186
2.1 Share capital    186
2.2 Authority to increase capital    186
2.3 Significant shareholders    187
2.4 Shareholders' agreements    188
2.5 Treasury shares    188
2.6 Stock market information    191
3. Shareholders and general meeting    192
3.1 Shareholder communication and engagement    192
3.2 Shareholder rights    194
3.3 Dividends and shareholder remuneration    195
3.4 2023 AGM    196
3.5 Our next AGM in 2024    198
4. Board of directors    199
4.1 Our directors    200
4.2 Board composition    208
4.3 Board functioning and effectiveness    214
4.4 Executive committee activities in 2023    221
4.5 Audit committee activities in 2023    223
4.6 Nomination committee activities in 2023    229
4.7 Remuneration committee activities in 2023    233
4.8 Risk supervision, regulation and compliance
committee activities in 2023    237
4.9 Responsible banking, sustainability and culture committee activities in 2023    241
4.10 Innovation and technology committee
activities in 2023    245
4.11 International advisory board    247
4.12 Related-party transactions and other
conflicts of interest    248
5. Senior management team    250
6. Remuneration    252
6.1 Principles of the remuneration policy    252
6.2 Remuneration of directors for supervisory
and collective decision-making duties: policy
applied in 2023    252
6.3 Remuneration of directors for executive duties    255
6.4 Directors' remuneration policy for 2024, 2025
and 2026    267
6.5 Preparatory work and decision-making for the remuneration policy; remuneration committee involvement    275
6.6 Remuneration of non-director members
of senior management    276
6.7 Prudentially significant disclosures document    277
7. Group structure and internal governance    278
7.1 Corporate Centre    278
7.2 Internal governance    278
8. Internal control over financial reporting (ICFR)    280
8.1 Control environment    280
8.2 Risk assessment in financial reporting    281
8.3 Control activities    282
8.4 Information and communication    283
8.5 Monitoring of system functioning    284

9. Other corporate governance information    287
9.1 Reconciliation with the CNMV's corporate
governance report model    287
9.2 Statistical information on corporate governance
required by the CNMV    290
9.3 References on compliance with recommendations on Spanish Corporate Governance Code    312
9.4 Reconciliation to the CNMV’s remuneration
report model    314
9.5 Statistical information on remuneration
required by the CNMV    315

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1. 2023 Overview

"It is our goal as members of the board of directors of Banco Santander to increase shareholder value by delivering the sustainable results outlined at our Investor Day in February 2023. We believe that effective governance and rigorous oversight are key enablers to accomplishing these plans for success. As a result, the board paid close attention in 2023 to our operating model and succession planning process in addition to our other important governance tasks.
One key strategic initiative in 2023 was to consolidate all activities across our footprint under five global businesses. In 2024 onwards, we will closely monitor the execution of this strategy to ensure that it accomplishes the intended customer benefits, operating efficiencies and clarity in external reporting. In 2023, we further supported the Group's strategic goals with a disciplined succession process, implementing key appointments to the board and senior management. First, the board oversaw the transition of the Chief Executive Officer, who reports directly to the board. In particular, we focused on monitoring the split of responsibilities between the Executive Chair and the Chief Executive Officer.
Secondly, we managed the handover of the Lead Independent Director responsibilities from Bruce Carnegie-Brown to me as of October 2023. Bruce will stay on the board until the AGM and also continue to chair the nomination committee until then. All of us at Santander are deeply grateful to him for his many years of effective service. Further, under Bruce’s leadership during the year, we conducted a rigorous nomination process for new directors to replace him and Ramiro Mato, who will also be stepping down from the board. As a result, we nominated Carlos Barrabés and Antonio Weiss, who will both join the board shortly. I am delighted to welcome them and I am sure that we will greatly benefit from their broad experience and contributions.
The board believes that effective governance is key to the successful development and execution of the Group’s strategy. To this end, we will continue to deepen diversity on our board, recognizing the benefits of a mix of gender, background, origin, skills, knowledge, experience and familiarity with our key markets to support our strategy. In particular, we commissioned an external evaluation of the board and its committees in order to continue to improve our overall effectiveness. We were pleased by the results which concluded that the board continues to operate effectively, while also identifying some areas for improvement. See more details in 'Board effectiveness review in 2023', in section 4.3.
Importantly, the board also strongly believes in the value of engaging directly with our stakeholders. As part of that, Bruce Carnegie-Brown and I conducted an extensive engagement with shareholders in 2023/2024 ahead of the AGM (see more details in section 3.1 'Shareholder communication and engagement’). We deeply appreciate the time and effort expended by many of our shareholders to share their questions and recommendations with us.
Looking back to 2023, I would like to thank Ramiro Mato, for his constructive challenges and contributions, and Bruce Carnegie-Brown for his exceptional professionalism and commitment to the Group. I also would like to compliment José Antonio Álvarez, now our non-executive board colleague and Vice Chair, for his many years of executive service to the Group. Their work will redound to the benefit of all of our stakeholders for years to come.
Looking ahead, we are committed to increasing shareholder value in a manner consistent with the highest industry standards for serving our customers, employees and communities, while fulfilling our supervisory expectations and governance obligations. We are also mindful that the volatile geopolitical, economic and market conditions of 2023 could extend into the coming year. Working closely with our executive team, our board is confident that we will continue to create long-term, sustainable value for all stakeholders in 2024 and beyond."
Glenn Hutchins, Vice Chair and Lead Independent Director

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1.1 Board skills and diversity
Appointments in 2023
Throughout 2023, we continued to renew and strengthen the board, reflecting our strong commitment to ensuring a balance of expertise and skills and diversity.
The changes have reinforced the board's banking, financial, technological and digital expertise, and to make it more diverse in terms of regional origin; and, overall, giving it the right composition to lead the Group in pursuit of its strategy now and in the future.
Two thirds of board members are independent directors and 40% are women, in line with our balanced representation target of 40-60% of both genders, and also with the diversity objectives set out in European and Spanish regulations (Directive (EU) 2022/2381, of 23 November 2022, on improving the gender balance among directors of listed companies and related measures, and Draft Organic Law on Equal Representation and Balanced Presence of Women and Men, which will implement the above mentioned directive).
The board changes in 2023 and the proposed changes to the annual general meeting called for 21 or 22 March 2024 at first or second call, respectively (2024 AGM), are as follows:
•Héctor Grisi is the Group CEO with effect from 1 January 2023. He succeeded José Antonio Álvarez, who remains on the board of directors as non-executive Vice Chair.
•Glenn Hutchins was appointed as Vice Chair and Lead Independent Director with effect from 1 October 2023, after a rigorous process lead by the nomination committee, replacing Bruce Carnegie-Brown in the role. Bruce Carnegie-Brown remains on the board of directors as non-executive director and has communicated to the board his intention to not stand for re-election at the 2024 AGM, stepping down with effect as from that same date.
•The board of directors agreed on 19 February 2024 to submit the nominations of both Carlos Barrabés and Antonio Weiss as new independent directors to the 2024 AGM (subject to regulatory approval), to fill the vacancies to be left by Bruce Carnegie-Brown and Ramiro Mato, who has also communicated his intention to not stand for re-election and step down as director on the later of the date on which the general meeting takes place and the date on which the regulatory approval for the appointment of Antonio Weiss is obtained. See section 3.5 'Our next AGM in 2024'. Carlos Barrabés is considered an influential e-commerce pioneer. He brings vast experience of the Spanish market, especially in digitalization and innovation, with a focus on using technology for socio-economic development, promoting talent, and helping people and institutions get the most out of the digital transformation. In turn, Antonio Weiss brings solid experience of the US market, which is one of the Group's strategic markets, and, in particular, in the financial sector, where he held different executive positions, and in the regulatory and public policy area.
Changes to the committees
The board made the following changes to the composition of its committees to ensure that they remained well equipped to discharge their responsibilities.
•Executive committee: Héctor Grisi joined the committee with effect from 1 January 2023 and Bruce Carnegie-Brown stepped down on 1 October 2023.
•Audit committee: its composition remained unchanged in 2023. In April 2024, after expiry of Pamela Walkden's four-year term of office, Germán de la Fuente will replace her as Chair of this committee. Pamela Walkden will remain as a member.
•Nomination committee: Belén Romana joined the committee on 1 January 2024.
•Remuneration committee: Glenn Hutchins was appointed Chair on 1 October 2023, replacing Bruce Carnegie-Brown.
•Risk supervision, regulation and compliance committee: Germán de la Fuente became a member on 1 January 2023.
•Responsible banking, sustainability and culture committee: Gina Díez Barroso was appointed to the committee on 31 January 2023.
•Innovation and technology committee: Héctor Grisi joined with effect from 1 January 2023 and Bruce Carnegie-Brown stepped down with effect from 1 October 2023.
1.2 Board effectiveness
Board effectiveness review and actions to continuously improve
Corporate governance is a priority for Santander. Our governance model has consistently received strong support from shareholders, as evidenced by their high participation in general meetings and strong approval rates for corporate management and the re-election of directors. Governance practices need to adapt to business and strategic needs, so we continuously monitor them and look for opportunities for improvement.
The annual board effectiveness review is key in our governance model and allows us to verify the quality and effectiveness of our governance bodies functioning. We periodically enlist the help of external independent advisors for the annual board effectiveness review, who enrich the outcomes with objective contributions. We also review individual and collective skills to ensure the board’s competence and diversity are sufficient for it to function effectively and hold management to account through constructive challenge.
In 2023, the nomination committee monitored execution of the action plan resulting from the 2022 internal board effectiveness review, which was successfully completed. In addition, the board conducted its annual effectiveness review in 2023 with the collaboration of an external independent firm (Spencer Stuart), covering its structure, organizational and functional model, dynamics and internal culture, depth of challenge, embeddedness of previous review outcomes, committee performance, as well as each director’s performance and contribution. Both the areas for improvement and the recommendations were reviewed by the nomination committee and the board of directors in January 2024 and the resulting

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

action plan was approved in February 2024. See 'Board effectiveness review in 2023' in section 4.3 for additional information.
Group and subsidiary board relations
The ongoing strength of the ties between the Group's and its subsidiaries' boards of directors is key to effective oversight of policies, controls and corporate culture. The volatile environment of the previous years reinforces the need for effective cross-border cooperation, which our proven Group Subsidiary Governance Model (GSGM) facilitates.
Our strength of governance is maintained by a number of coordination mechanisms that are in place between the Group and subsidiaries. In particular, the presence of a number of Group directors and top managers on our subsidiary boards, further reinforces the Group's oversight and control mechanisms and supplements the local boards with required skillsets. See section 7. 'Group structure and internal governance'.
In addition, we promote additional collaboration mechanisms to further strengthen the Group and subsidiary connectivity as follows:
Inaugural Subsidiary Chairs Meeting
In October 2023, the Executive Chair hosted for the first time a meeting with the Chairs of the board of directors of the main subsidiaries, accompanied by specific non-executive directors (mainly local Chairs of the nomination committees and Lead Independent Directors) in Boadilla del Monte, Madrid.
The arranged sessions were both informative and helpful in the context of their important role in driving our One Santander approach and associated strategy. They reflected on how their full support and alignment with Group expectations was key, helping to cement their sense of belonging to Santander and the importance of our global strategy and associated initiatives.
As part of that, the meeting covered strategic business considerations, ESG insights, cybersecurity, talent management and governance expectations, among others. The event was highly successful and promoted a sense of community among our subsidiaries. Further engagement opportunities will be explored in 2024.
Group and subsidiary committee relations
Banco Santander audit; responsible banking, sustainability and culture; and risk supervision, regulation and compliance committee Chairs attended specific subsidiary committee meetings during 2023. In turn, they invited their local counterparts to join the respective Group meetings throughout the year. This helped to enhance communication and the sharing of topics of common interest and best practices.
In 2023, we also held a convention with the Chairs of the risk supervision, regulation and compliance committees at our headquarters in Boadilla del Monte. The aim was to foster further collaboration between subsidiaries, raise awareness about global initiatives and expectations, collectively discuss topical issues and encourage networking. The event was both successful and productive, with universal positive feedback received from participants.
In addition, the Chair of the audit committee hosted two virtual meetings with the subsidiary audit committee Chairs, which again provided a platform for sharing key messages across subsidiaries as well as facilitating ongoing connectivity. Further meetings of Chairs of these and other committees are planned in 2024 and beyond.
Induction & Training
We have continued to share our training, induction and development methodology and associated content with subsidiaries in order to promote best practices and drive consistency of approach on a group-wide basis. Specifically, in 2023 we scheduled training sessions with local directors covering cyber, ESG, financial crime, finance and targets disclosed at our Investor Day of 2023 in London, and talent management related matters, amongst others. See 'Director training and induction programmes' in section 4.3.
Group board visits
Every year at least one board session is held in one of the Group's key geographies. As part of these visits, directors meet top management in the unit in order to better understand the local financial sector. In 2023, the board of directors met in Lisbon, Portugal, with a specific focus on our business and strategy in this country.
Furthermore, subsidiary boards are encouraged to hold their board meetings at Santander's headquarters in Boadilla del Monte on occasion to foster further collaboration and engagement with the corporate teams. Throughout 2023, the boards of Santander Bank Polska, Santander UK and Santander Mexico held specific meetings in our headquarters. The above mentioned practices will continue in 2024 and beyond.
1.3 Remuneration policy
In 2023, we updated the remuneration policy for the Group’s executive directors and key executives to make it consistent with the new strategic plan disclosed at our Investor Day on 28 February 2023.
The 2023 compensation principles and composition will remain into 2024, 2025 and 2026, with just a few changes to simplify the bonus scheme:
•The number of steps for setting the yearly variable remuneration is reduced by converting the relative performance multiplier against the market into one of the elements of the qualitative assessment, instead of being an

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

intermediate step between the result of quantitative metrics and the qualitative assessment.
•However, to ensure that the multiplier is sufficiently relevant, its weight will be +/-10%, higher than the rest of the elements in the qualitative assessment, which will have a weight of +/-5%, after reducing the Network Collaboration item from +/-10% to +/-5% and merging Compliance and Risk into one.
As regards long-term remuneration, metrics related to return on tangible equity (RoTE) and total shareholder return (TSR) will be upheld. However, as for sustainability, updated targets are set in diversity (women in senior executive positions), financial inclusion and green finance. A new metric relating to the percentage of socially responsible investments over the total assets under management is included.
The maximum award ratio is upheld at 125%, so that executives are incentivized to outperform.
The variable remuneration of executive directors in 2024 shall be 50% in cash and 50% in Banco Santander shares. The variable remuneration of the rest of the Identified Staff in 2024 shall also be 50% in cash and 50% in Banco Santander shares.
1.4 Engagement with our shareholders
We are firmly committed to reporting information of the highest quality to align Santander’s interests with those of its shareholders, through sustainable growth and long-term value creation, and to retain shareholders’ confidence.
In 2023 we continued to combine traditional and virtual communication channels, which has allowed us to meet the needs of our approximately 3.7 million shareholders, encouraging their involvement in our corporate governance. See 'Engagement with shareholders in 2023' in section 3.1.
At the 2023 AGM, we once again gave our shareholders, spread around the world, the option to attend in person or remotely. This flexibility enables them to participate in the meeting without needing to travel.
A key shareholder engagement activity in 2023 was our Investor Day, held on 28 February, where the Group’s Executive Chair, the CEO and the Group Chief Financial Officer (CFO) presented our strategy and business and financial targets for the next three years to analysts and investors.
The new organizational structure that we presented to shareholders in September 2023 is a major step in our vision of becoming the best open financial services platform and will help us achieve the targets we announced at Investor Day. This structure brings together all our operations in these five global businesses: Retail & Commercial Banking; Digital Consumer Bank; Payments; Corporate & Investment Banking; and Wealth Management & Insurance.
1.5 Achievement of our 2023 goals
The 2022 annual report disclosed our corporate governance goals and priorities for 2023. The following chart describes how we delivered on each priority.

2023 goals	How we delivered
Ensure a smooth transition of the new Chief Executive Officer and new Group Chief Risk Officer (CRO)
To oversee the orderly transition into the CEO and CRO roles, providing ongoing support and constructive challenge to both Héctor Grisi and Mahesh Aditya.
The board oversaw the smooth transition of the new CEO and CRO and ensured that their onboarding was robust, enabling them to be truly effective in their roles. Their transition was further facilitated by the fact that both were already familiar with the Group, in line with the board’s focus on continuing to develop the quality of our internal pipeline of talent.
Specifically, the board supported Héctor Grisi during his transition as new CEO, and in particular, José Antonio Álvarez, who remains as a non-executive director, providing an ongoing transitional reference throughout 2023. In addition, the non-executive directors met with Héctor Grisi in a private session to retrieve his early views and comments after three months in the role. In turn, Mahesh Aditya transitioned into the CRO role assisted by a structured transition with the former CRO and, in addition to his direct and unfettered access to the board and its committees, has maintained regular informal meetings with the Chair of the risk supervision, regulation and compliance committee.
Both executives have visited a significant number of units across our footprint to engage directly with the local management team to gain a deeper understanding and knowledge of the idiosyncrasies of our key businesses. They also successfully completed their induction programmes to the board’s satisfaction.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2023 goals	How we delivered
Progressing in our ESG commitments
To oversee the fulfilment of our ESG commitments to reach net zero emissions by 2050, accelerating green finance with new and wider value propositions for our customers, and at the same time taking care of the sustainability and responsible banking agenda.

We continued to progress on our ESG targets. In particular:
•We expanded our capabilities to measure carbon emissions and approved new decarbonization targets for specific sectors.
•We raised EUR 20.1 billion of green finance in 2023 (EUR 114.6 billion since 2019), towards our target of EUR 120 billion by 2025.
•We increased our financial inclusion target, and the goal is now to financially include 5 million people by 2023-2025. In 2023, we have financially empowered 1.8 million people.
•We invested EUR 105 million to support education, employability and entrepreneurship through Santander Universidades, helping 498 thousand people (2.7 million since 2019).
•31.4% of our senior managers are women (35% target by 2025). We continued to prioritize diversity and inclusion awareness and equal opportunity regardless of gender, culture, sexual orientation or disability.
See the 'Responsible banking' chapter for additional details.

Governance effectiveness
To continue enhancing the overall effectiveness of the board with an appropriate composition and ensuring that its role is discharged in the most tangible and effective manner. To consolidate the enhancements delivered as part of our action plan executed in 2022, following the review of our governance arrangements.

In 2023, we successfully managed succession planning throughout Santander, most notably conducting a rigorous and effective process that led to the appointment of Glenn Hutchins as new Lead Independent Director with effect from 1 October 2023. Glenn Hutchins replaced Bruce Carnegie-Brown, who had been in the role for almost nine years.
We continued to work on an appropriately refreshed board of directors ensuring diversity in its broadest sense. As part of that, we will shortly welcome Carlos Barrabés and Antonio Weiss, whose appointments have been submitted to the 2024 AGM (subject to regulatory approval), further reinforcing the board's composition to ensure that we are well placed to address the challenges ahead in our business and taking into account feedback from previous board effectiveness reviews.
In 2023, the nomination committee monitored execution of the action plan resulting from the 2022 internal board effectiveness review, which was successfully completed. In addition, the board conducted its annual effectiveness review in 2023 with the collaboration of Spencer Stuart as independent expert. The findings of the review concluded that the board and its committees operate effectively. See 'Board effectiveness review in 2023' in section 4.3. As part of that, the split of responsibilities between the Executive Chair and the CEO, together with the executive chair model, were positively rated by Spencer Stuart in 2023.
The board verified that the arrangements to manage the Group with five global businesses were aligned with governance principles and management of the Group, whilst respecting the current governance structure of subsidiaries that are autonomous in capital and liquidity and aligned with accelerating transformation across the Group, with CEOs / Country Heads as ultimately responsible for the budget, execution of the customer and commercial strategy and financial delivery.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2023 goals	How we delivered
Balance sheet strength and long-term shareholder value
To maintain the solvency of the balance sheet and in particular, the quality of the credit risk portfolio as a key priority due to the current economic environment. To maintain our focus on capital management and capital allocation to businesses with high returns on risk-weighted assets (RoRWA).
To promote the generation of long-term and sustainable shareholder value creation through consistent and reliable returns growth while continuing to build capital strength organically to ensure strong shareholder remuneration and the resources required to deliver our strategic transformation.

Even if the global economy in 2023 did better than expected, the board maintained a conservative risk appetite during the year given the increasing geopolitical risk and its potential macroeconomic implications, higher interest rates, and continued inflation, although the latter moderated its increase. During 2023, we continued maintaining a very active discipline of capital allocation and we have conducted a qualitative improvement in our asset mobilization capabilities.
In 2023 we delivered a strong performance in the first year of our new phase of shareholder value creation that we outlined at the 2023 Investor Day. As part of that, the board continued to drive our potential through leveraging our unique business model based on the customer (building a digital bank with branches), scale (global and in-market scale) and diversification (business, geography and balance sheet). Specifically, we delivered on all our 2024 public targets disclosed to the market as follows:
•Revenue and customer growth: revenue increased 13% in constant euros (11% in current euros) up to EUR 57,647 million and with customer numbers climbed five million to 165 million (vs.160 million customers in 2022).
•Strength: CET1 above 12%, closing the year at 12.3% (vs. 12.0% in 2022), where we have maintained a disciplined capital allocation methodology and prudent risk management.
•Profitability: RoTE above 15%, closing the year with a 15.1% RoTE (vs. 13.4% in 2022).
•Cost discipline: the efficiency ratio improved in 2023 to 44.1% (vs. 45.8% in 2022), despite the impact of inflation on costs.
•Conservative risk appetite: the Group cost of risk remained in line with the target below 1.2% at 1.18% at the end of 2023 (vs. 0.99% in 2022).
•Shareholder remuneration: in 2023 the payout remained at 50% and TNAV raised up to EUR 4.76 per share (vs. EUR 4.26 per share in 2022). The paid cash dividend in 2023 amounted to 14.05 euro cents per share, which entailed a combined increase of TNAV and dividends of 15%.

1.6 Priorities for 2024
The board set the following priorities for 2024:
•Transformation
We will oversee the execution of agreed plans to build a digital bank with branches with a single platform, optimizing the product portfolio and enhancing the customer experience, simplifying processes and implementing the new operating model.
•Five global businesses
We will oversee the consolidation of our activities across all markets under five global businesses and the change of reporting of financial results aligned to this model, with the support of the audit committee.
•People
We will continue to enhance our employee value proposition, ensuring that they are aligned with our corporate culture and that we are focused on attracting and retaining the best talent to fulfil our strategy. As part of that, succession planning will remain high on our agenda.
•Progressing in our ESG targets
We will oversee the fulfilment of our ESG targets to ensure that we remain on track to reach net zero emissions by 2050, accelerating finance to help our customers in their transition to a low carbon economy. In addition, we will continue taking care of the sustainability and responsible banking agenda, including our objectives on financial inclusion and customer welfare.
•Long-term shareholder value
The board will promote the generation of long-term and sustainable shareholder value creation through consistent returns growth while maintaining our capital management discipline. This will ensure strong shareholder remuneration and the resources required to deliver our strategic transformation.
•Governance effectiveness
We will remain focused on the overall effectiveness and composition of the board and its committees, ensuring that their role is discharged in the most tangible and effective manner.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2. Ownership structure
→Broad and balanced shareholder base
→A single class of shares
→Authorized capital consistent with best practice to provide the necessary flexibility
2.1 Share capital
Our share capital comprises ordinary shares, each with a par value of EUR 0.50. Every share belongs to the same class and carries the same voting, dividend and other rights.
We do not have any bonds or securities that can be converted into shares other than the contingent convertible preferred securities (CCPS) mentioned in section 2.2 'Authority to increase capital'.
As at 31 December 2023, Banco Santander's share capital amounted to EUR 8,092,073,09.50, divided into 16,184,146,059 shares.
In 2023, we amended our share capital twice, through the cancellation of the shares repurchased under the buyback programmes that formed part of the shareholder remuneration policy for 2022:
•by EUR 170,203,286 (c. 2.03% of share capital), under the authorization of the 2022 AGM. On 20 March 2023, the capital reduction was registered with the Commercial Registry; and
•by EUR 134,924,476.50 (c. 1.64% of share capital), in the terms agreed at the 2023 AGM. On 30 June 2023, the capital reduction was registered with the Commercial Registry.
On 30 January 2024, the board of directors agreed, under the authorization of the 2023 AGM, to reduce the share capital in the amount of EUR 179,283,743.50, by cancelling the 358.567.487 repurchased own shares (c. 2.22% of share capital), acquired through the first buyback programme carried out within the 2023 shareholder remuneration policy (First 2023 Buyback Programme). The share capital is currently EUR 7.912.789.286 represented by 15.825.578.572 shares.
Since November 2021, date on which the first buyback programme of those executed within the framework of the shareholder remuneration policy was completed, Banco Santander has reduced its share capital by c. 9%.
At the 2024 AGM, the board of directors has submitted to vote the cancellation of the shares that will be acquired through the second share buyback programme charged against 2023 results (Second 2023 Buyback Programme); as well as, if appropriate, within any new buyback programmes that the board may implement or by other legally permitted means.
See sections 2.5 'Treasury shares' and 3.5 'Our next AGM in 2024'.
We have a diversified and balanced shareholder structure, with 3,662,377 shareholders as at 31 December 2023, broken down by type, geographical provenance and number of shares as follows:

Type of investor
% of share capital
BoardA	1.20%
Institutional	58.75%
Retail	40.05%
Total	100%
A. Shares owned or represented by directors. For more details, see 'Tenure and equity ownership' in section 4.2 and subsection A.3 in section 9.2 'Statistical information on corporate governance required by CNMV'.

Geographic distribution
% of share capital
Europe	73.07%
The Americas	25.26%
Rest of the world	1.67%
Total	100%

Number of shares
% of share capital
1-3,000	8.67%
3,001-30,000	16.91%
30,001-400,000	11.78%
Over 400,000	62.64%
Total	100%
2.2 Authority to increase capital
Under Spanish law, shareholders at the general meeting have the authority to increase the share capital and may delegate power to the board of directors to increase the share capital by no more than 50%. Our Bylaws are consistent with Spanish law and do not set out special conditions for share capital increases.
By 31 December 2023, our board of directors had received authorization from shareholders to approve or carry out the following capital increases:
•Authorized capital to 2025: Shareholders at the 2022 AGM granted authorization to the board to increase share capital on one or more occasions by up to EUR 4,335,160,325.50 (50% of the capital at the time of that AGM). The board was granted this authorization for a period of three years (until 1 April 2025).
The board can issue shares for cash consideration with or without pre-emptive rights for shareholders, and for capital

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

increases to back any convertible bonds or securities issued under its authority granted at the 2023 AGM.
Shares without pre-emptive rights under this authorization can be issued up to EUR 867,032,065 (10% of the capital at the time of the 2022 AGM). However, under the Spanish Companies Act, this limit does not apply to capital increases to convert CCPS (which shall be converted into newly-issued shares if the CET1 ratio falls below a predetermined threshold). This authorization was used for the two CCPS issues carried out in 2023.
The board of directors has proposed to have this authority renewed at our 2024 AGM. See section 3.5 'Our next AGM in 2024'.
•Capital increases approved for contingent conversion of CCPS: We issued contingent convertible preferred securities that qualify as regulatory Additional Tier 1 (AT1) instruments and would be converted into newly-issued shares if the CET1 ratio fell below a predetermined threshold. Each issue was backed by a capital increase approved under the authorization granted to the board by shareholders in force at the time of the CCPS issue.
The chart below shows the outstanding CCPS at the time of this report, with details about the capital increase resolutions that back them. Those capital increases are, therefore, contingent and have been delegated to the board of directors. The board is authorized to issue additional CCPS and other convertible securities and instruments in accordance with a resolution passed at the 2023 AGM that allows convertible instruments and securities to be issued for up to EUR 10 billion or an equivalent amount in another currency (two CCPS issues were executed in 2023 under this authorization). Any capital increase resulting from the conversion of shares and other convertible instruments will occur according to the capital increase authorization made at the time those instruments were issued.

Issues of contingent convertible preferred securities
Date of issuance	Nominal amount	Discretionary remuneration per annum	Conversion predetermined threshold	Maximum number of shares in case of conversion A
19/03/2018	EUR 1,500 million	4.75% for the first 7 years	If, at any time, the CET1 ratio of Banco Santander or the Group is lower than 5.125%	416,666,666
14/01/2020	EUR 1,500 million	4.375% for the first 6 years		604,594,921
06/05/2021	USD 1,000 million	4.75% for the first 6 years		391,389,432
06/05/2021	EUR 750 million	4.125% for the first 7 years		352,278,064
21/09/2021	EUR 1,000 million	3.625% for the first 8 years		498,007,968
16/11/2023	USD 1,150 million	9.625% for the first 5 years and 6 months		447,470,817
16/11/2023	USD 1,350 million	9.625% for the first 10 years		525,291,828
A. The figure corresponds to the maximum number of shares that could be required to cover the conversion of these CCPS, calculated as the quotient (rounded off by default) of the nominal amount of the CCPS issue divided by the minimum conversion price determined for each CCPS (subject to any antidilution adjustments and the resulting conversion ratio).
2.3 Significant shareholders
As at 31 December 2023, there was no holder of a significant shareholding greater than 3% of the voting shares of Banco Santander registered with the CNMV (minimum threshold provided under Spanish law to disclose a significant holding in a listed company).
Though the following shareholdings held by asset managers were registered with the CNMV as at 31 December 2023, their related notifications state that the shares are being held on behalf of third parties (funds or other investment entities or the portfolios they manage) and that none of them exceeds 3% of the voting rights that Banco Santander shares afford.

Significant shareholding
Date of entry in CNMV register	Name	% holdingA
24/10/2019	BlackRock Inc	5.426
16/06/2022	Dodge & Cox	3.038
A. Percentage of capital as at the date of notification to the CNMV.
The changes in 2023 notified to the CNMV with regard to significant shareholdings are detailed below:

Significant shareholding
Date	Shareholder name	% previous share	% subsequent share
8/3/2023	Norges Bank	3.006	2.996A
A. Shares and financial instruments.
Likewise, though as at 31 December 2023 certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (14.97%), Chase Nominees Limited (6.89%), The Bank of New York Mellon Corporation (5.98%), Citibank (3.87%) and BNP Paribas (3.09%).
There may be some overlap in the holdings declared by the above mentioned custodians and asset managers.
Lastly, as at 31 December 2023, neither our shareholder registry nor the CNMV's registry showed any shareholder residing in a non-cooperative jurisdiction with a shareholding equal to, or greater than, 1% of our share capital (which is the mandatory disclose threshold applicable to such investors under Spanish law).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our Bylaws and the Rules and regulations of the board of directors set out an appropriate regime for analysing and approving related-party transactions with significant shareholders. See section 4.12 'Related-party transactions and other conflicts of interest'.
2.4 Shareholders’ agreements
In February 2006, several persons linked to the Botín-Sanz de Sautuola y O’Shea family entered into a shareholders’ agreement to set up a syndicate for their shares in Banco Santander. The CNMV was informed of the execution of this agreement and the subsequent amendments the parties made. This information can be found on the CNMV website.
The main provisions of the agreement are:
•Transfer restrictions. Any transfer of Banco Santander shares expressly included in the agreement requires prior authorization from the syndicate meeting (which can freely authorise or reject it), except when the transferee is also a party to the agreement or Fundación Botín. These restrictions apply to the shares they expressly cover under the agreement and to shares subscribed for, or acquired by, syndicate members in exercising any subscription, bonus share, grouping or division, replacement, exchange or conversion rights that pertain or are attributed to, or derive from, those syndicated shares.
•Syndicated voting. Under the agreement, the parties will pool the voting rights attached to all their shares so that syndicate members may exercise them and engage Banco Santander in a concerted manner, in accordance with the instructions and the voting criteria and orientation the syndicate establishes. This covers the shares subject to the transfer restrictions mentioned above as well as any voting rights attached to any other Banco Santander shares held either directly or indirectly by the parties to the agreement, and any other voting rights assigned to them by virtue of usufruct, pledge or any other contractual title, for as long as they hold those shares or are assigned those rights. Representation of the syndicated shares is attributed to the syndicate chair, who will be the chair of Fundación Botín (currently Javier Botín, one of our directors and brother of our Group Executive Chair (Ana Botín)).
Though the agreement initially terminates on 1 January 2056, it will extend automatically for additional 10-year periods unless one of the parties notifies of its intention not to extend six months before the initial term or extension period ends. The agreement may only be terminated early if all the syndicated shareholders agree unanimously.
As at 31 December 2023, the parties to this agreement held 109,032,191 shares in Banco Santander (0.67% of its capital at such time), which were therefore subject to the voting syndicate. They include 80,355,819 shares (0.50% of its capital by close of 2023) that are also subject to the referred transfer restrictions.
Subsection A.7 of section 9.2 'Statistical information on corporate governance required by CNMV' contains a list of parties to the shareholders' agreement and the relevant information filed with CNMV.
2.5 Treasury shares
Shareholder approval
The acquisition of treasury shares was last authorized at our 2023 AGM, for five years and subject to these provisions:
•Treasury shares held cannot exceed 10% of Banco Santander's share capital at any time, which is the legal limit set under the Spanish Companies Act.
•The acquisition price may not be lower than the par value of the shares, nor exceed by more than 3% the highest of the following two: the price of the last independent transaction or the highest independent offer at that time at the trading venue where the purchase is made.
•The board may set the purposes and the procedures in which it may apply.
Treasury shares policy
On 27 June 2023, the board approved the current treasury shares policy, which dictates that treasury share transactions may be carried out for these purposes:
•Provide liquidity or supply of securities in the market for Banco Santander shares, which gives this market depth and minimizes any potential temporary imbalances in supply and demand.
•Take advantage, for the benefit of all shareholders, of weakness in the share price due to its medium-term outlook.
•Meet Grupo Santander's obligations to deliver shares to our employees and directors.
•Serve any other purpose authorized by the board within the legal limits and those set at the general meeting. In this regard, Banco Santander made during the year the donation to Fundación Banco Santander indicated below in the context of its Responsible Banking Policy.
Among other things, the policy also provides for:
•The principles to uphold in treasury share trades, which include protecting financial markets' integrity and prohibiting market manipulation and insider trading.
•The operational criteria for carrying out treasury share trades, unless in exceptional circumstances as per the policy or carried out through mechanisms, such as buyback programmes, with a regulation of their own. These criteria include rules on:
•Responsibility for execution of these trades, which falls on the Investments and Holdings department, which is kept separate from the rest of Banco Santander.
•Venues. Trades must generally be carried out in the orders market of the continuous market (mercado continuo) of Spanish stock exchanges.
•Volume limits. Trades must generally not exceed 15% of the average daily trading volume for Banco Santander shares in the previous 30 sessions on the relevant trading venue.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•Price limits. In general, (a) buy orders should not exceed by more than 3% the higher of (i) the price of the last independent transaction prior to the relevant acquisition or (ii) the highest independent bid at that time on the trading venue where the purchase is made; and (b) sell orders should not be lower than the lesser of the price of the last trade in the market by independent parties and the lowest sell order price in the order book.
•Time limits, including a black-out period that applies (a) during the 15 calendar days prior to the publication of each quarterly financial information and (b) if Banco Santander has decided to delay the disclosure of inside information according to market abuse regulations, until such information is disseminated. In the case of buyback programmes, the specific regulations establish a black-out period of 30 calendar days prior to the publication of annual and semi-annual results, which, however, will not apply when the buyback programme is managed by a third party or when the issuer has a temporary buyback programme in place.
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
Execution of the buyback programmes charged against 2022 results
According to the 2022 shareholder remuneration policy, two buyback programmes were executed:
•In the first buyback programme, executed from 22 November 2022 to 31 January 2023, we acquired 340,406,572 treasury shares (2.03% of share capital). Under the authorization of the 2022 AGM, on 1 February 2023 the board resolved to reduce Banco Santander’s share capital through the cancellation of the repurchased shares.
•In the second buyback programme, executed from 1 March to 21 April 2023, we acquired 269,848,953 treasury shares (1.64% of share capital). In the terms agreed by the 2023 AGM, on 24 April 2023 the board resolved to reduce Banco Santander’s share capital through the cancellation of the repurchased shares.
See section 2.1 'Share capital'.
First 2023 Buyback Programme
Under the authorization of the 2023 AGM, and according to the 2023 shareholder remuneration policy, on 26 September 2023 the board resolved to execute a new share buyback programme for a maximum amount of EUR 1,310 million, equivalent to approximately 25% of the Group reported profit (excluding non-cash, non-capital ratios impact items) in first semester 2023.
In the First 2023 Buyback Programme (executed from 28 September 2023 to 25 January 2024, once the required regulatory authorization was obtained), we acquired 358,567,487 treasury shares (representing approximately 2.22% of Banco Santander’s share capital), at a weighted average price per share of EUR 3.65.
On 30 January 2024, the board resolved to reduce the share capital in the amount of EUR 179,283,743.50, by cancelling the 358,567,487 repurchased shares.
For more details on the share capital reductions, see section 2.1 'Share capital'
Second 2023 Buyback Programme
Under the same AGM approval and also according to the 2023 shareholder remuneration policy, on 19 February 2024 the board resolved to execute a new share buyback programme worth EUR 1,459 million. The appropriate regulatory authorization has already been obtained and the execution of which will begin from 20 February 2024.
The board had submitted the resolution to vote at the 2024 AGM for the share capital reduction by cancelling repurchased shares. See section 3.5 'Our next AGM in 2024'.
Activity in 2023
As at 31 December 2023, Banco Santander and its subsidiaries held 297,815,673 shares, which accounted for 1.84% of Banco Santander´s share capital (compared to 243,689,025, 1.45% of the share capital, at 31 December 2022).
The chart below summarizes the monthly average proportion of treasury shares to share capital throughout 2022 and 2023.

Monthly average of daily positions in treasury shares
% of Banco Santander’s share capital at month end
	2023	2022
January	1.75%	1.64%
February	2.16%	1.62%
March	1.46%	1.65%
April	1.50%	1.96%
May	1.72%	1.68%
June	1.68%	1.62%
July	0.08%	0.02%
August	0.08%	0.10%
September	0.08%	0.11%
October	0.64%	0.05%
November	1.25%	0.15%
December	1.56%	0.98%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

In 2023, Banco Santander and its subsidiaries' treasury share trades amounted to the following values:

Acquisitions and transfers of treasury shares in 2023
	Acquisitions				Transfers
EUR (except number of shares)	Number of shares	Total par value	Total cash amount	Average purchase price	Number of shares	Total par value	Total cash amount	Average purchase price	Profit (loss) net of taxes
Discretionary trading	39,020,430	19,510,215	135,372,000	3.47	50,793,292A	25,396,646A	157,268,000A	3.46B	13,031,000B
Client induced tradingC	196,118,212	98,059,106	649,037,000	3.31	196,118,212	98,059,106.00	649,037,000	3.31
Buyback programmes	676,155,035	338,077,518	2,324,924,000	3.44	N/A	N/A	N/A	N/A	N/A
Total	911,293,677	455,646,839	3,109,333,000	3.41	246,911,504A	123,455,752A	806,305,000A	3.34B	13,031,000B
A. Including a donation that Banco Santander made to Fundación Banco Santander during the year totalling 6,617,008 treasury shares. For more details, see section 6.2 'Other community support programmes' of the ‘Responsible banking’ chapter.
B. Excluding the donation mentioned in footnote A above.
C. Transactions on Banco Santander's shares to hedge market risks or provide brokerage or hedging for customers.
The chart below shows significant changes in treasury shares that required disclosure to the CNMV in the year. Companies must report to the CNMV when purchases of treasury shares exceed 1% of the total voting rights (without discounting transfers) or there is a change in the number of total voting rights.

Significant changes in treasury shares in 2023A
	% of voting rights represented by shares
Reported on	acquired since last notice	transferred since last notice	held at reference date of notice
13/01/2023B	1.06%	0.22%	1.40%
8/02/2023	1.01%	0.23%	2.18%
24/03/2023	1.02%	2.54%	0.70%
20/04/2023	1.03%	0.18%	1.55%
5/07/2023	0.54%	2.03%	0.09%
19/10/2023	1.06%	0.46%	0.68%
13/12/2023	1.00%	0.19%	1.50%
A. Percentages calculated with share capital at the date of disclosure.
B. Corrects notice dated 27 December 2022.
Transactions with financial instruments
The transactions with financial instruments with Banco Santander shares as the underlying asset carried out by Banco Santander of its own accord in 2023 for the purpose of discretionary treasury share management are as follows:
•In Q1'23, we reduced the investment position by a delta (i.e. net exposure to share price changes) equalling 6,000,000 shares.
•The final position at year end was a positive aggregated delta equalling 3,000,000 shares worth a total EUR 9,576,000.
•The instruments used were total return equity swaps, to be settled at maturity exclusively in cash.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2.6 Stock market information
Markets
Banco Santander shares are listed on Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), the New York Stock Exchange as American Depositary Shares (ADS), the London Stock Exchange as Crest Depositary Interests (CDI) and the Warsaw Stock Exchange. Likewise, until 28 December 2023, Banco Santander shares were listed on the traditional listing of the Mexican Stock Exchange (BMV) and from 29 December 2023 the shares are listed only in the International Quotation System (SIC) of said stock exchange.
Market capitalization and trading
As at 29 December 2023, Banco Santander occupies the second position in the eurozone and in the twenty-first world by market value among financial institutions, with a market capitalization of EUR 61,168 million.
11,132 million Banco Santander shares traded in the year for an effective value of EUR 38,144 million and a liquidity ratio of 68%.

The Banco Santander share
2023		2022
Shares (million)	16,184.1	16,794.4
Price (EUR)
Closing price	3.780	2.803
Change in the price	35%	(5%)
Maximum for the period	3.970	3.482
Date of maximum for the period	06/12/2023	10/02/2022
Minimum for the period	2.812	2.324
Date of minimum for the period	03/01/2023	15/07/2022
Average for the period	3.447	2.795
End-of-period market capitalization (EUR million)	61,168	47,066
Trading
Total volume of shares traded (million)	11,132.3	14,217
Average daily volume of shares traded (million)	43.7	55.3
Total cash traded (EUR million)	38,143.5	40,262
Average daily cash traded (EUR million)	149.6	156.7

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3. Shareholders and general meeting
→One share, one vote, one dividend
→No takeover defences in our Bylaws
→High shareholder participation and engagement at our general meetings
3.1 Shareholder communication and engagement
Policy on communication and engagement with shareholders and investors
Banco Santander aims to ensure its interests are in line with those of its shareholders, through sustainable growth and long-term value creation, retaining shareholders' and broader society's trust. For that, we:
•provide information to shareholders and investors that meets their expectations and upholds our culture and values; and
•communicate and engage with them regularly so that senior managers and governance bodies consider their views.
Our policy on communication and engagement with shareholders and investors, available on our corporate website, sets out the principles that govern the aforementioned activities:
•Protection of all shareholders' rights and lawful interests. We facilitate the exercise of rights for shareholders, provide them with information and give them opportunities to have a say in our corporate governance.
•Equal treatment and non-discrimination. We treat investors in the same situation equally.
•Fair disclosure. We make sure that the information we disclose is transparent, truthful and consistent according to applicable law.
•Appropriate disclosure of information. We report appropriate and relevant information to meet our shareholders’ and investors’ needs and expectations, and make sure it is clear, concise and accurate.
•Compliance with law and corporate governance rules. We adhere closely to the laws and regulations on inside and price-sensitive information in addition to following the principles of cooperation and transparency with supervisory and regulatory bodies.
The policy also sets out:
•the roles and responsibilities of the main governance bodies and internal functions involved in communication and engagement;
•the channels for information disclosure and communication; and
•the ways in which we engage with shareholders and investors.
The policy also applies to relations with agents that advise, recommend or guide our shareholders and investors, such as financial and ESG analysts, proxy advisers and ratings agencies.
Moreover, Banco Santander has board-approved frameworks on branding and communications, and on accounting and financial information and management. They set out the general principles, roles and key processes on the communication of financial, non-financial and corporate information, which help ensure that all our shareholders and other stakeholders are properly informed about our strategy, targets and results, as well as about our culture and values
Engagement with shareholders in 2023
As part of our policy on communication and engagement with shareholders and investors, we carried out the following activities during the year:
•The annual general meeting. The ordinary general meeting is the most important annual event for our shareholders. We strive to encourage them to attend and participate in the meeting, in an informed way. See 'Participation at general meetings' and 'Right to information' in section 3.2.
The annual general meeting is broadcast live on our corporate website, where its recordings are made available in full afterwards. This enables shareholders who cannot attend the meeting and other stakeholders to remain fully informed of deliberations and adopted resolutions.
The 2023 AGM was hybrid, allowing shareholders to attend in person or remotely. Our general meeting attendance app ensures shareholders can fully exercise their rights to attend and participate in real time and remotely. They can watch the entire meeting through a live feed, vote, make remarks, propose resolutions and contact the notary public. Our high shareholder participation rate at the most recent general meetings proves the effectiveness of our electronic means of attendance, delegation and remote voting prior to the meeting.
Also, the vast quorum and voting results at our 2023 AGM show just how important we consider shareholder engagement through general meetings. See section 3.4 '2023 AGM'.
Once again, Banco Santander's management system for the 2023 AGM received AENOR certification for sustainable events in compliance with the UNE-ISO 20121.
•Quarterly results presentations. We present our results at the end of each quarter on the same day we make them public. The presentation can be followed live, via conference call or streamed on our website. We release the related

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

quarterly financial report and presentation material on the same day before the markets open. During the presentation, questions can be asked or emailed to: investor@gruposantander.com.
In 2023, we gave our first, second and third quarter results presentations on 25 April, 26 July and 25 October, respectively. Our fourth quarter results presentation took place on 31 January 2024.
•Investor and strategy days. We organize investor and strategy days where we explain our strategy and targets for the next three years to investors and other stakeholders in a broader context than in results presentations. Investors can interact directly with senior managers and some directors. We publish announcements about these meetings and provide related documents well in advance.
Our most recent investor day was held in London on 28 February 2023. For more details, see section 1.4 'Engagement with our shareholders'. The information we made available at those events is not included in this annual report nor considered part of it.
•Other activities. We know that a single format for communicating with shareholders and investors is not valid for everyone. For this reason, in 2023 and early 2024, we carried out the activities detailed in the table below to meet their diverse needs and expectations.

Other activities
→Regular meetings between the Lead Independent Director and key investors
Since October, our Lead Independent Director, Glenn Hutchins, accompanied by Bruce Carnegie-Brown, met with institutional investors, particularly in the months leading up to the AGM. In total, he met with 17 institutional investors, who represent approximately 24.6% of share capital.

→Investor roadshows	Our Shareholder and Investor Relations team had 930 meetings (both in person and virtually) with 379 investors, including 47 meetings focused on ESG matters. We engaged with 36.18% of share capital.
→Interaction with retail shareholders
Our Shareholder and Investor Relations team held 206 events (online, in person and hybrid). Attendees accounted for 8.4% of the capital held by retail shareholders in Spain. Shareholders engaged with the Group’s senior management at several of these events.

→Studies and surveys
We received 239,238 shareholders and investors opinions through quality surveys and studies, of which 9,120 corresponded to opinions received in the SPF (Simple, Personal and Fair) survey of Banco Santander.

Communication with proxy advisors and other analysts
We have always recognized the value our investors place on open and proactive dialogue with proxy advisers, ESG analysts and other influential entities. We make sure they understand our corporate governance, responsible banking and sustainability priorities and messages in order to convey them properly to investors.
In 2023, we continued to engage with the main proxy advisers (providing them with information and explanations, among others, about proposed resolutions submitted to vote at the 2023 AGM so they could make voting recommendations) and ESG ratings agencies.
Corporate website
Our corporate website includes all the information on corporate governance as required by law and, in particular, (i) Banco Santander’s key internal regulations (Bylaws, Rules and regulations of the board, Rules and regulations for the general shareholders meeting, etc.); (ii) information on the board of directors and its committees, as well as directors’ skills and professional biographies; and (iii) all the information related to general meetings.
Information on our corporate governance can be found at https://www.santander.com/en/shareholders-and- investors/corporate-governance (included for information purposes only). The contents of our corporate website are not incorporated by reference to this annual report nor should be considered part of it for any purpose.
In addition, our corporate website provides extensive institutional, financial and sustainability information about the Group as well as other information we consider to be of interest to our shareholders and, in general, to all our stakeholders worldwide. Its design enables us to be transparent and enhance user experience by providing quality information about Santander.

Other channels
In order to maximize the dissemination and quality of information, we offer shareholders and investors an app (Santander Shareholders and Investors) compatible for Android and Apple iOS that contains a broad range of information about the Group.

We also engage with shareholders through various channels, such as an email address, telephone lines, WhatsApp, postal service and virtual office.

In addition, we regularly post information about Banco Santander on our official Twitter and LinkedIn accounts.
The contents included in these profiles are not incorporated by reference to this annual report nor should be considered part of it for any purpose.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3.2 Shareholder rights
One share, one vote, one dividend
Our Bylaws provide for one share class only (ordinary shares), which grant all shareholders the same rights. Each Banco Santander share entitles its holder to one vote and there is no preferential treatment in dividend payouts. The Bylaws fully adhere to the one share, one vote, one dividend principle.
Voting rights and unrestricted share transfers
There are no non-voting or multiple-voting shares, nor limitations to the number of votes a shareholder can cast, or any other restriction on exercising voting rights, except for those prescribed by law or set out in our Bylaws should the acquisition of the shares infringe regulations. There are no quorum requirements or qualified majorities other than those prescribed by law.
Neither Banco Santander's Bylaws nor any other means restrict the transferability of shares, which is subject only to restrictions prescribed by law.
Furthermore, our Bylaws do not include any neutralization provisions, as set out in the Spanish Securities Market Act, which would apply in takeover bids.
The shareholders’ agreement mentioned in section 2.4 'Shareholders' agreements' contains transfer and voting restrictions on the shares that are subject to it.
Acquisition of significant shareholdings
The acquisition of a significant shareholding or influence in Banco Santander is subject to regulatory approval or non-objection, as applicable, by the supervising authority, as banking is a regulated sector. Furthermore, as Banco Santander is a listed company, any parties wishing to acquire control over it and/or enter into any other lawful scenario must launch a tender offer for its shares.
Such acquisitions are largely regulated by:
•Regulation (EU) 1024/2013 of the Council of 15 October 2013, conferring specific tasks on the ECB relating to the prudential supervision of credit institutions.
•Act 10/2014, of 26 June, on the organization, supervision and solvency of credit Institutions and its implementing regulation, Spanish Royal Decree 84/2015, of 13 February.
•Act 6/2023, of 17 March, on the Securities Markets and on Investment Services.
The acquisition of a significant holding in Banco Santander may also require approval by other domestic and foreign regulators with supervisory powers over Banco Santander or its subsidiaries' operations and shares listings, or other actions concerning such regulators or subsidiaries; and other authorities pursuant to foreign investment regulations in Spain or other countries where we operate.
Participation at general meetings
All registered holders of shares found on record at least five days prior to the day of a general meeting are entitled to attend. Banco Santander facilitates shareholder participation by allowing them to exercise their rights to attend, delegate, vote and participate at general meetings using remote communications systems. Shareholders can attend general meetings virtually. They can watch it through a live feed, vote, make remarks, propose resolutions and contact the notary public.
The electronic shareholders’ forum, available on the corporate website at the time the meeting is held, allows shareholders to add to the agenda items included in the meeting notice, requests for support for their proposals, initiatives to reach the percentage required to exercise minority shareholder rights legally, and offers or requests to act as a voluntary proxy.
Supplement to the notice and proposal of resolutions
Shareholders representing at least 3% of the share capital are able to request the publication of a supplement to the annual general meeting notice, adding one or more items to the agenda, with an explanation or substantiated resolution proposal and any other relevant documents.
Shareholders representing at least 3% of the share capital may also propose reasoned resolutions on any matters that have been, or should be, added to the agenda of a called annual general meeting.
To exercise these rights, shareholders must send a certified notice to Banco Santander’s registered office within five days after the annual general meeting notice is posted.
Any shareholder, irrespective of their stake, can also request the removal of directors or the filing of corporate liability action against any director to be put to a vote at the general meeting, even when not on the agenda.
Right to information
From the time the general meeting notice is posted until the fifth day before the general meeting date on first call, shareholders can submit the written requests for information or clarification they may deem pertinent, or any written questions they deem relevant to the items on the meeting agenda.
Moreover, in the same manner and within the same period, shareholders can submit written requests for clarification about information Banco Santander has sent to the CNMV since the last general meeting or about auditor’s reports. Banco Santander posts all shareholder-requested information and the answers it provides on its corporate website.
Shareholders may also exercise their right to receive information at the meeting. Where information cannot be given during the course of the meeting, it will be provided in writing within seven days.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Quorum and majorities for passing resolutions at the general meeting
The quorum and majorities set out in our Bylaws and Rules and regulations for general meetings in order to hold a valid meeting and adopt corporate resolutions are those set out under Spanish law.
Except for certain matters mentioned below, on first call, shareholders accounting for at least 25% of the subscribed share capital with voting rights must be in attendance for the valid constitution of the general shareholders' meeting. If sufficient quorum is not reached, general meetings will be held on second call, which does not require a quorum.
In accordance with our Rules and regulations for the general meeting, shareholders voting by remote means, by post or direct delivery or by electronic means before the meeting are counted as present in order to determine the general meeting quorum.
With the exception of certain matters mentioned below, general meeting resolutions pass when shareholders attending in person or by proxy cast more votes in favour than against.
The quorum and majorities required to amend the Bylaws, issue shares and bonds, make structural changes and vote on other significant resolutions permitted by law are those set out below for amending the Bylaws. Furthermore, in accordance with laws applying to credit institutions, if over 50% of the share capital is present at a general meeting, a qualified two-thirds majority is required to raise the proportion of variable remuneration components to fixed components above 100% (up to 200%) for executive directors and other employees whose professional activities have a material impact on the Group's risk profile; otherwise, a three-quarters majority will be necessary.
Decisions about acquiring, selling or contributing core assets to another company or similar corporate transactions shall require shareholder approval at general meetings when the law so dictates. Our Bylaws have no further requirement in this regard.
Rules for amending our Bylaws
Shareholders at the general meeting have the authority to approve any amendment to the Bylaws. However, the board can also decide to change the registered office within Spain.
The directors or, as applicable, the shareholders who have drafted a proposed amendment to the Bylaws, must write it out in full and prepare a report justifying it, which shall be provided to shareholders at the time the general meeting to debate the proposed amendment is called.
The general meeting notice must clearly state the items to be amended as well as the rights of all shareholders to examine the full text of proposed amendments and the related report at Banco Santander’s registered office and to have them delivered free of charge.
If shareholders are convened to debate amendments to the Bylaws, the quorum on first call will be reached if 50% of the subscribed share capital with voting rights is in attendance. If a sufficient quorum cannot be reached, the general meeting will be held on second call, where 25% of the subscribed share capital with voting rights must be in attendance.
When less than 50% of the subscribed share capital with voting rights is in attendance, resolutions on amendments to the Bylaws can only be validly adopted if two-thirds of shareholders attending the meeting in person or by proxy vote for them. However, when 50% or more of the subscribed share capital with voting rights is present, resolutions may pass by way of absolute majority.
Resolutions to amend the Bylaws that involve new obligations for shareholders must be accepted by those affected.
Bylaws amendments are subject to ECB approval. However, amendments that are exempt from authorization but must still be reported to the ECB include the change of the registered office within Spain, share capital increases, adding mandatory or prohibitive laws or regulations to the Bylaws, changing the wording in order to comply with court or administrative rulings and any others the ECB has declared exempt due to a lack of materiality in response to prior consultations.
3.3 Dividends and shareholder remuneration
Remuneration against 2023 results
With regard to the 2023 results, the board followed a policy of allocating approximately 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items) to shareholder remuneration, distributed as approximately 50% in cash dividends and 50% in share buybacks.
•Interim remuneration. On 26 September 2023, the board resolved to:
•Pay an interim cash dividend against the 2023 results of 8.10 euro cents per share entitled to the dividend (equivalent to approximately 25% of said Group reported profit in H1’23); it was paid from 2 November 2023.
•Execute the First 2023 Buyback Programme worth up to EUR 1,310 million (equivalent to approximately 25% of said Group reported profit in H1’23). See 'First 2023 Buyback Programme' in section 2.5.
•Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024 the board of directors resolved to:
•Submit a resolution at the 2024 AGM to approve a final cash dividend in the gross amount of 9.50 euro cents per share entitled to dividends. If approved at the AGM, the dividend would be payable from 2 May 2024.
•Implement the Second 2023 Buyback Programme worth 1,459 million euros, for which the appropriate regulatory authorization has been obtained and the execution of which will begin from 20 February 2024. For more details, see 'Second 2023 Buyback Programme' in section 2.5.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Once the above-mentioned actions are completed, total shareholder remuneration for 2023 will total 5,538 million euros (approximately 50% of the Group reported profit -excluding non-cash, non-capital ratios impact items- in 2023), distributed as approximately 50% in cash dividends (2,769 million euros) and 50% in share buybacks (2,769 million euros). These amounts have been estimated assuming that, as a consequence of the partial execution of the Second 2023 Buyback Programme, the number of outstanding shares entitled to a final cash dividend will be 15,483,617,874. Therefore, that amount may be higher if fewer shares than planned are acquired in the Second 2023 Buyback Programme; otherwise, it will be lower.
Remuneration against 2024 results
For the 2024 results, the board intends to continue applying the same policy, consisting in a total shareholder remuneration of approximately 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately equal parts in cash dividend and share buybacks, thus continuing the one applied with respect to 2023.
The shareholder remuneration policy is subject to future corporate and regulatory approvals.
3.4 2023 AGM
We held our annual general meeting on 31 March 2023, on second call, both in person and by electronic means.

Santander
Junta General de Accionistas
2023
Santander
Santander

Quorum and attendance
The quorum (among shareholders present and represented) was 67.564%, broken down as follows:

Quorum breakdown
Present	3.358%
In person and virtual attendance	0.717%
Remote voting
By post or direct delivery	0.423%
By electronic means	2.218%
Represented	64.206%
By post or direct delivery	5.592%
By electronic means	58.614%
Total	67.564%
Approved resolutions and voting results
All items on the agenda were approved. Votes in favour of the board’s proposals averaged 98.08%. 99.72% of votes approved the corporate management for 2023 and 90.78% of the votes approved the directors' remuneration policy for 2023, 2024 and 2025. None of the agenda items listed in the notice convening the meeting received less than 89.22% of votes in favour.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The following chart summarizes the resolutions approved and voting results:

	VOTES A				QuorumD
	ForB	AgainstB	BlankC	AbstentionC
1. Annual accounts and corporate management
1A. Annual accounts and directors’ reports for 2022	99.68	0.32	0.06	0.27	67.56
1B. Consolidated statement of non-financial statements for 2022	99.79	0.21	0.06	0.22	67.56
1C. Corporate management for 2022	99.72	0.28	0.06	0.58	67.56
2. Application of results for 2022	99.75	0.25	0.06	0.21	67.56
3. Board of directors: appointment, re-election or ratification of directors
3A. Setting of the number of directors	99.60	0.40	0.06	0.27	67.56
3B. Ratification of the appointment and re-election of Mr Héctor Blas Grisi Checa	99.54	0.46	0.07	0.31	67.56
3C. Ratification of the appointment and re-election of Mr Glenn Hogan Hutchins	98.87	1.13	0.06	0.31	67.56
3D. Re-election of Mrs Pamela Ann Walkden	99.49	0.51	0.07	0.30	67.56
3E. Re-election of Ms Ana Patricia Botín-Sanz de Sautuola y O'Shea	98.15	1.85	0.06	0.42	67.56
3F. Re-election of Ms Sol Daurella Comadrán	97.03	2.97	0.07	0.29	67.56
3G. Re-election of Ms Gina Lorenza Díez Barroso Azcárraga	98.58	1.42	0.07	0.30	67.56
3H. Re-election of Ms Homaira Akbari	99.50	0.50	0.07	0.31	67.56
4. Re-election of the external auditor for financial year 2023	99.31	0.69	0.06	0.28	67.56
5. Share capital and convertible securities
5A. Reduction in share capital in the maximum amount of EUR 757,225,978.50, through the cancellation of a maximum of 1,514,451,957 own shares	99.32	0.68	0.05	0.21	67.56
5B. Reduction in share capital in the maximum amount of EUR 822,699,750.50, through the cancellation of a maximum of 1,645,399,501 own shares	99.28	0.72	0.05	0.19	67.56
5C. Authorisation for the Bank and its subsidiaries to be able to acquire own shares	98.72	1.28	0.05	0.19	67.56
5D. Delegation to the board of the power to issue securities convertible into shares of the Bank within a 5-year period and subject to a maximum aggregate limit of EUR 10,000 million. Setting of standards to determine the bases for and terms and conditions applicable to the conversion and granting of powers to increase capital. Delegation to exclude pre-emptive rights	96.65	3.35	0.05	0.22	67.56
6. Remuneration
6A. Directors' remuneration policy	90.78	9.22	0.06	0.27	67.56
6B. Setting of the maximum total annual remuneration of directors in their capacity as directors	97.66	2.34	0.06	0.26	67.56
6C. Approval of the maximum ratio of fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile	98.52	1.48	0.06	0.30	67.16
6D. Deferred Multiyear Objectives Variable Remuneration Plan	96.72	3.28	0.06	1.47	67.56
6E. Application of the Group’s buy-out regulations	98.38	1.62	0.07	0.33	67.56
6F. Annual directors' remuneration report (consultative vote)	89.22	10.78	0.06	0.26	67.56
7. Authorization to the board and grant of powers for conversion into public instrument	99.74	0.26	0.06	0.23	67.56
8 to 23. Corporate action to demand director liability and dismissal and removal of directorsE	0.00	100.00	0.00	0.03	64.92
A. Each Banco Santander share grants one vote.
B. Percentage of votes for and against.
C. Percentage of share capital present and attending by proxy at the 2023 AGM.
D. Percentage of Banco Santander's share capital on the date of the 2023 AGM.
E. Items 8 to 23, not included on the agenda, were put to a separate vote. They refer to the proposal to bring corporate action to demand director liability (acción social de responsabilidad) against all directors in office (8) and to the proposal of dismissal and removal of the following directors: Ms Ana Botín-Sanz de Sautuola y O'Shea (9), Mr Héctor Blas Grisi Checa (10), Mr Bruce Carnegie-Brown (11), Mr José Antonio Álvarez Álvarez (12), Ms Homaira Akbari (13), Mr Javier Botín-Sanz de Sautuola y O'Shea (14), Mr Henrique de Castro (15), Ms Sol Daurella Comadrán (16), Ms Gina Lorenza Díez Barroso (17), Mr Germán de la Fuente Escamilla (18), Mr Glenn Hogan Hutchins (19), Mr Luis Isasi Fernández de Bobadilla (20), Mr Ramiro Mato García-Ansorena (21), Ms Belén Romana García (22) and Mrs Pamela Walkden (23).
The full texts of the resolutions passed can be found on our corporate website and on the CNMV’s website, as they were filed as other relevant information on 31 March 2023.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3.5 Our next AGM in 2024
The board of directors agreed to call the 2024 AGM on 21 March on first call or on 22 March on second call, proposing the following resolutions:

Annual accounts and corporate management. To approve:

→The annual accounts and the directors’ reports of Banco Santander and its consolidated Group for the financial year ended on 31 December 2023. For more details, see 'Consolidated financial statements'.
→The consolidated non-financial statement for the financial year ended on 31 December 2023, which is part of the consolidated directors' report. See the 'Responsible banking' chapter.
→The corporate management for financial year 2023.

Application of results of financial year 2023

→To approve the application of results obtained by Banco Santander during financial year 2023. See note 4.a) to the consolidated financial statements.

Board of directors: appointment and re-election

→To set the number of directors at 15, within the maximum and minimum limits stated in the Bylaws.
→To appoint Carlos Barrabés and Antonio Weiss as independent directors. See section 1.1 'Board skills and diversity'.
→To re-elect Javier Botín, Germán de la Fuente, Henrique de Castro, José Antonio Álvarez and Belén Romana for a three-year period. See section 4.1 'Our directors'.

External auditor

→To re-elect the firm PricewaterhouseCoopers Auditores, S.L. (PwC) as external auditor of Banco Santander and its consolidated group for financial year 2024.

Share capital and convertible securities

→To authorize the increase of the share capital. Delegation for the exclusion of the preferential subscription right.
→To reduce the share capital of Banco Santander with the following purposes:
•Cancelling a maximum of 1,566,857,857 treasury shares purchased under the Second 2023 Buyback Programme.
•Cancelling a maximum of 1,582,557,857 treasury shares acquired through one or more share buyback programmes or by other legally permitted means, authorizing the board of directors to cancel them on one or several occasions in a maximum timescale of one year or by the date of the next annual general meeting.
See sections 2.1 'Share capital' and 2.5 'Treasury shares'.

Remuneration. See section 6. 'Remuneration'

→To approve the director's remuneration policy for 2024, 2025 and 2026.
→To set the maximum amount of annual remuneration to be paid to all the directors in their capacity as such.
→To approve a maximum ratio of 200% of variable components to fixed components of total remuneration for executive directors and certain employees belonging to professional categories that have a material impact on the Group’s risk profile.
→To approve the Deferred Multiyear Objectives Variable Remuneration Plan.
→To approve the Group's buy-out regulations.
→To hold a non-binding vote on the annual directors’ remuneration report.

The related documents and information are available for consultation on our corporate website from the date the meeting notice is published. We will also broadcast our 2024 AGM live, as it was done for the 2023 AGM.
Since attendance at general meetings is not paid, a general policy in this regard is not necessary. However, Banco Santander offers shareholders that participate in our general meeting a commemorative courtesy gift, as has been tradition for decades.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4. Board of directors
A balanced and diverse board
→15 directors: 13 non-executive and 2 executive
→Majority of independent directors (66.67%)
→Balanced presence of women and men (40%-60%)
Effective corporate governance
→Specialized committees advising the board
→The responsible banking, sustainability and culture committee shows the board's commitment to these areas
→Complementary functions and effective controls: Executive Chair, CEO and Lead Independent Director

1 Germán de la Fuente Member Non-executive director (independent) ò▲	2 Pamela Walkden Member Non-executive director (independent) òC▲	3 Héctor Grisi CEO Executive director ò▲	4 Ana Botín Executive Chair Executive director òC▲C	5 Glenn Hutchins Vice Chair and Lead Independent Director Non-executive director (independent) ¢¢C▲	6 Ramiro Mato Member Non-executive director (independent) òò▲ŸC	7 Belén Romana Member Non-executive director (independent) òò¢▲CŸ▲	8 Sol Daurella Member Non-executive director (independent) ¢¢Ÿ

9 Javier Botín Member Non-executive director	10 Henrique de Castro Member Non-executive director (independent) ò¢▲	11 Gina Díez Barroso Member Non-executive director (independent) ¢Ÿ	12 Bruce Carnegie-Brown Member Non-executive director (independent) ¢C¢	13 José Antonio Álvarez Vice Chair Non-executive director ò▲	14 Luis Isasi Member Non-executive director ò¢▲	15 Homaira Akbari Member Non-executive director (independent) òŸ▲	16 Jaime Pérez Renovales General Counsel and secretary of the board
ò Executive committee
ò Audit committee
¢ Nomination committee
¢ Remuneration committee
▲ Risk supervision, regulation and compliance committee
Ÿ Responsible banking, sustainability and culture committee
▲ Innovation and technology committee
C Chair of the committee

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.1 Our directors

Ana Botín-Sanz de Sautuola y O’Shea EXECUTIVE CHAIR Executive director

Board member since 1989.

Nationality: Spanish. Born in 1960 in Santander, Spain.

Education: Degree in Economics from Bryn Mawr College of Pennsylvania.

Experience: Ms Botín joined Banco Santander, S.A., after working at JP Morgan (New York, 1980-1988). In 1992, she was appointed Senior Executive Vice President. Between 1992 and 1998, she led Santander’s expansion into Latin America. In 2002, she was appointed Executive Chair of Banesto. Between 2010 and 2014, she was CEO of Santander UK PLC and was a non-executive director until April 2021. In 2014 she was appointed Executive Chair of Santander. She was also a non-executive director of Santander UK Group Holdings PLC (2014-2021) and Chair of the European Banking Federation from 2021 to February 2023.

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

Positions in other Group companies: Ms Botín is non-executive Chair of Open Bank, S.A., Santander Consumer Finance, S.A., Open Digital Services, S.L., PagoNxt, S.L., Universia España Red de Universidades, S.A. and Universia Holding, S.L.; and is a non- executive director of Santander Holdings USA, Inc. and Santander Bank, N.A.

Membership of board committees: Executive committee (Chair) and innovation and technology committee (Chair).

Skills and competencies: Ms Botín has extensive international experience in top executive roles in banking. She has also led Grupo Santander’s strategic and cultural transformation, and her philanthropy underscores her ongoing commitment to sustainable and inclusive growth.

Héctor Grisi Checa CHIEF EXECUTIVE OFFICER Executive director

Board member since 2023.

Nationality: Mexican. Born in 1966 in Mexico City, Mexico.

Education: Degree in Finance from Universidad Iberoamericana (Mexico City).

Experience: Mr Grisi joined the Group in 2015 as Executive Chair and CEO of Santander México and Grupo Financiero Santander México. In 2019, he was named Regional Head for North America. Before joining Santander he worked in Mexico and the US. Mr Grisi spent 18 years in several leadership roles at Crédit Suisse, including Head of investment banking for Mexico, Central America and the Caribbean, and Chair and CEO of Crédit Suisse México. He also held several roles in corporate and investment banking at Grupo Financiero Inverméxico and at Casa de Bolsa Inverlat. From 2011 to 2014, Mr Grisi was Vice Chair of Asociación de Bancos de México ("Bank Association of Mexico").

Other positions of note: Mr Grisi is non-executive Chair of Cogrimex, S.A. de C.V.

Positions in other Group companies: Mr Grisi is a non-executive director of Grupo Financiero Santander México, S.A. de C.V. and PagoNxt, S.L.

Membership of board committees: Executive committee and innovation and technology committee.

Skills and competencies: Mr Grisi has gained vast experience and a unique strategic vision from his many years of executive service at several banking and financial institutions. He is well-versed in Grupo Santander’s businesses and global strategy, especially in such key markets as Mexico and the US. He brings to the board diversity and a strong, international track record of management, leadership, business transformation and connectivity between the Group’s markets.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Glenn Hogan Hutchins VICE CHAIR AND LEAD INDEPENDENT DIRECTOR Non-executive director (independent)

Board member since 2022.

Nationality: American. Born in 1955 in Virginia, US.

Education: Graduated with a AB, MBA and JD from Harvard University.

Experience: Mr Hutchins co-founded US technology and investment firm Silver Lake, where he was CEO until 2011. Prior, Mr Hutchins had been a senior managing director at The Blackstone Group (1994-1999) and Thomas H. Lee Co. (1985-1994), and a consultant at Boston Consulting Group. He has also served on the boards of SunGard Data Systems (Chair, 2005-2015), NASDAQ (2005-2017) and Virtu Financial (2017-2021). He served as a director and Chair of the audit and risk committees of the Federal Reserve Bank of New York from 2011 to 2021. Additionally, he served on the board of the
Harvard Management Company, which manages Harvard University’s endowment. Mr Hutchins worked with President Clinton in his transition to power and the White House as special advisor on economic and healthcare policy.

Other positions of note: Mr Hutchins is non-executive Chair of investment firm North Island Ventures and an independent director of AT&T. He is a member of the international advisory board and investment board of Singapore’s Government Investment Corporation (GIC), co-Chair of the Brookings Institution, director of not-for-profit organization CARE, and Vice Chair of the Obama Foundation. He also serves on the executive committee of the Boston Celtics basketball team.

Membership of board committees: Nomination committee, remuneration committee (Chair), and innovation and technology committee.

Skills and competencies: As a long-time investor in technology and fintech companies, Mr Hutchins has expertise in financial markets and is well-known among investors and stakeholders. He brings to the board his acumen in technology, telecommunications, innovation, finance and investment as well as extensive knowledge of financial regulation as a result of his leadership roles in government, especially with financial regulators and supervisors. He works closely with not-for-profit entities committed to fighting poverty, designing effective public policy and promoting social justice.

José Antonio Álvarez Álvarez VICE CHAIR Non-executive director

Board member since 2015.

Nationality: Spanish. Born in 1960 in León, Spain.

Education: Degree in Economics and Business Administration. MBA from the University of Chicago.

Experience: Mr Álvarez joined Santander in 2002. He was appointed Senior Executive Vice President of the Financial Management and Investor Relations division in 2004 (Group Chief Financial Officer) and was Group CEO from 2015 to 2022.
He served as director at SAM Investments Holdings Limited, Santander Consumer Finance, S.A. and Santander Holdings USA, Inc. He sat on the supervisory boards of Santander Consumer Bank AG, Santander Consumer Holding GmbH and Santander Bank Polska, S.A. He was also a board member of Bolsas y Mercados Españoles, S.A.

Other positions of note: Mr Álvarez is an independent director of Aon PLC and a member of the advisory committee of Grupo GED.

Positions in other Group companies: Mr Álvarez is non-executive Vice Chair of Banco Santander (Brasil) S.A. and a non-executive director of PagoNxt, S.L.

Membership of board committees: Executive committee and innovation and technology committee.

Skills and competencies: Mr Álvarez is a highly qualified and talented leader with a distinguished career in banking. He brings significant strategic and international management expertise, in particular financial planning, asset management and consumer finance, and has vast knowledge of the Group from his tenure as CEO. He has extensive experience and an established reputation with such key stakeholders as regulators and investors.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Homaira Akbari Non-executive director (independent)

Board member since 2016.

Nationality: American and French. Born in 1961 in Tehran, Iran.

Education: PhD in Experimental Particle Physics from Tufts University of Massachusetts and MBA from Carnegie Mellon University.

Experience: Ms Akbari was a non-executive director of Gemalto NV and Veolia Environment S.A. She was Chair and CEO of SkyBitz, Inc., managing director of TruePosition Inc., and a non-executive director of Covisint Corporation and US Pack Logistics, LLC. She also held various roles at Microsoft Corporation and Thales Group, was non-executive Chair of WorkFusion, Inc., and an independent director of Temenos, AG.

Other positions of note: Ms Akbari is CEO of AKnowledge Partners, LLC, a global consultancy firm on the Internet of Things, cyber security and artificial intelligence. She is an independent director of Landstar System, Inc. and a member of the security advisory board of Telefónica Soluciones de Criptografía, S.A.U. She is also a trustee of the French Institute Alliance Française.

Positions in other Group companies: Ms Akbari is a non-executive director of Santander Consumer USA Holdings Inc. and PagoNxt, S.L.

Membership of board committees: Audit committee, responsible banking, sustainability and culture committee, and innovation and technology committee.

Skills and competencies: Ms Akbari brings significant experience of technology companies. Her knowledge of digital transformation challenges and cyber security is an asset to the board. She also has extensive experience in diverse regions and knowledge of water, energy and waste management and treatment, which are of particular value to the Group's sustainability policy.

Javier Botín-Sanz de Sautuola y O’Shea Non-executive director

Board member since 2004.

Nationality: Spanish. Born in 1973 in Santander, Spain.

Education: Degree in Law from the Complutense University of Madrid.

Experience: Mr Botín founded JB Capital Markets, S.V., S.A.U. in 2008 and has been its Executive Chair ever since. He was co-founder and executive director of the equities division of M&B Capital Advisers, S.V., S.A. (2000-2008). Previously, he had been a legal adviser within the International Legal department of Banco Santander (1998-1999).

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Bruce Carnegie-Brown Non-executive director (independent)

Board member since 2015.

Nationality: British. Born in 1959 in Freetown, Sierra Leone.

Education: Master of Arts in English Language and Literature from the University of Oxford.

Experience: Mr Carnegie-Brown was non-executive Chair of Moneysupermarket.com Group PLC (2014-2019), a non-executive director of Jardine Lloyd Thompson Group PLC (2016-2017), Santander UK PLC and Santander UK Group Holdings PLC (2019-2021), and non-executive Chair of Aon UK Ltd (2012-2015). He was the founder and managing partner of the quoted private equity division of 3i Group PLC, and Chair and CEO of Marsh Europe, S.A. He was also Lead Independent
Director at Close Brothers Group PLC (2006-2014) and Catlin Group Ltd (2010-2014). He previously worked at JP Morgan Chase for 18 years and Bank of America for four years. He was Vice Chair and Lead Independent Director of Banco Santander from 2015 to 2023.

Other positions of note: Mr Carnegie-Brown is the non-executive Chair of Lloyd’s of London and of Cuvva Limited, a member of the investment committee of Gresham House PLC, Chair of Marylebone Cricket Club (MCC) and of TheCityUK leadership council, and member of the professional game committee of England and Wales Cricket Board.

Membership of board committees: Nomination committee (Chair) and remuneration committee.

Skills and competencies: Mr Carnegie-Brown has a lengthy background in banking, particularly investment banking, and considerable expertise in insurance. He also possesses significant international experience in top management positions in Europe (UK), the Middle East and Asia. His top-management insight provides the board with know-how in regard to remuneration, appointments and risk. As Lead Independent Director, he has also gained an excellent understanding of investors’ expectations, as well as managing relations with them and the financial community.

Sol Daurella Comadrán Non-executive director (independent)

Board member since 2015.

Nationality: Spanish. Born in 1966 in Barcelona, Spain.

Education: Degree in Business and MBA from ESADE.

Experience: Ms Daurella sat on the board of Círculo de Economía de Barcelona and was an independent director of Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She was also honorary consul general of Iceland in Barcelona (1992-2021).

Other positions of note: Ms Daurella is Chair of Coca-Cola Europacific Partners PLC, Executive Chair of Olive Partners, S.A., and holds several roles in Grupo Cobega companies. She is also Vice Chair of the board of trustees of the FERO Oncology Research Foundation and of Instituto de la Empresa Familiar.

Membership of board committees: Nomination committee, remuneration committee, and responsible banking, sustainability and culture committee.

Skills and competencies: Ms Daurella brings to the board excellent strategy and high-level management skills from her international top-executive experience at listed and large privately-held entities, particularly distributors. She has vast experience of corporate governance as the former Chair of several boards and having served on several audit committees. As a trustee of various health, education and environmental foundations, she provides responsible business and sustainability insight to the board.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Henrique de Castro Non-executive director (independent)

Board member since 2019.

Nationality: Portuguese. Born in 1965 in Lisbon, Portugal.

Education: Degree in Business Administration from the Lisbon School of Economics & Management and MBA from the University of Lausanne.

Experience: Mr de Castro was Chief Operating Officer at Yahoo. Previously, he had been the manager of worldwide devices, media and platforms at Google, European sales and business development manager at Dell Inc., and a consultant at McKinsey & Company. He was also an independent director at First Data Corporation.

Other positions of note: Mr de Castro is an independent director of Fiserv Inc.

Positions in other Group companies: Mr de Castro is a non-executive director of PagoNxt, S.L.

Membership of board committees: Audit committee, remuneration committee, and innovation and technology committee.

Skills and competencies: Mr de Castro brings to the board valuable international experience in technological and digital strategy due to his executive roles in the world´s top technology companies.

Germán de la Fuente Escamilla Non-executive director (independent)

Board member since 2022.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degree in Economics and Business Administration with a diploma in auditing from the Complutense University of Madrid.

Experience: Mr de la Fuente has spent his professional career at Deloitte, where he has been Head of the audit business for the financial services industry (2002–2007), managing partner of Audit & Assurance (2007-2021) in Spain, and Chair and CEO of Deloitte, S.L. (2017-2022). He was also a member of the global board of directors of the firm from 2012 to 2016 and of the global audit and risk services committee until June 2021. He has been involved in auditing major Spanish financial groups and in multiple consulting and advisory projects.

Membership of board committees: Audit committee and risk supervision, regulation and compliance committee.

Skills and competencies: Mr de la Fuente brings extensive experience in the auditing industry and sound knowledge in auditing, accounting and internal and risk control, and the banking sector, all of which uphold his recognition as a financial expert.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Gina Díez Barroso Azcárraga Non-executive director (independent)

Board member since 2020.

Nationality: Mexican. Born in 1955 in Mexico City, Mexico.

Education: Degree in Design from Centro de Diseño of Mexico City.

Experience: Ms Díez Barroso was an independent director of Santander México and other Grupo Santander companies in Mexico until April 2020. She has been member of the board of directors of Americas Society and Council of the Americas, Laurel Strategies and Qualitas of Life Foundation. She was also a founder and a trustee of the Pro-Educación Centro and Diarq foundations.

Other positions of note: Ms Díez Barroso is the founder and non-executive Chair of Grupo Diarq, S.A. de C.V. and Centro de Diseño y Comunicación, S.C. (Universidad Centro). She is also a non-executive director of Bolsa Mexicana de Valores (BMV) and Dalia Women, S.A.P.I de C.V. (Dalia Empower), a member of Comité de 200 (C200) and represents Mexico at the W20, the G20 women's initiative to promote gender diversity.

Positions in other Group companies: Ms Díez Barroso is a non-executive director of Universia México, S.A. de C.V.

Membership of board committees: Nomination committee and responsible banking, sustainability and culture committee.

Skills and competencies: Ms Díez Barroso brings to the board vast experience in the real estate and education sectors, and has extensive knowledge of, and an ever-lasting commitment to, sustainability, inclusion and responsible business, having been a founder and trustee of foundations that focus on education, gender diversity and social support.

Luis Isasi Fernández de Bobadilla Non-executive director (*)

Board member since 2020.

Nationality: Spanish. Born in 1956 in Jerez de la Frontera, Spain.

Education: Degree in Economics and Business Administration and MBA from Columbia Business School.

Experience: Mr Isasi began his career at Abengoa, before holding various executive positions at JP Morgan in New York and First National Bank of Chicago in London.
In 1987, he joined Morgan Stanley where he was managing director of investment banking for Europe and Chair and Country Head for Spain (1997-2020) and senior advisor (2020-2023). He has also been director of Madrileña Red de Gas, S.A. and Sociedad Rectora de la Bolsa de Madrid, S.A., as well as an independent director of Grifols, S.A.

Other positions of note: Mr Isasi is non-executive Chair of Santander España and of Logista Integral, S.A. (LOGISTA).

Membership of board committees: Executive committee, remuneration committee, and risk supervision, regulation and compliance committee.

Skills and competencies: Mr Isasi has vast experience in a wide range of sectors and international markets (in particular, finance and investment banking) as well as a strong institutional network within Spain.

(*) In the opinion of the nomination committee and the board of directors, Mr Isasi meets the requirements to be considered independent, despite being categorized as other external based on a standard of prudence. For more details, see subsection 'Other external directors', in section 4.2.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Ramiro Mato García-Ansorena Non-executive director (independent)

Board member since 2017.

Nationality: Spanish. Born in 1952 in Madrid, Spain.

Education: Degree in Economics from the Complutense University of Madrid and graduate of Harvard University´s Management Development Programme.

Experience: Mr Mato held several roles in Banque BNP Paribas, including Chair of BNP Paribas Group in Spain. Previously, he had held several top roles in Argentaria. He sat on the board of the Spanish Banking Association (AEB) as representative of Banque BNP Paribas, and of Bolsas y Mercados Españoles, S.A. He has also been a member of the board of trustees of the Fundación Española de Banca para Estudios Financieros (FEBEF).

Other positions of note: Mr Mato is Chair of Ansorena, S.A., senior advisor of ACON Southern Europe Advisory, S.L., and Vice Chair of the board of trustees of the Fundación Esperanza y Alegría.

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

Board member since 2015.

Nationality: Spanish. Born in 1965 in Madrid, Spain.

Education: Degree in Economics and Business Administration from Universidad Autónoma de Madrid. She is also State Economist for Spain.

Experience: Ms Romana was formerly director general of Economic Policy, director general of the Treasury of the Spanish Ministry of Economy, and director at Banco de España and the CNMV. She was also a director at the Instituto de Crédito Oficial and other entities on behalf of the Ministry of Economy. She served as a non-executive director at Banesto and as Executive Chair of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB). She has also been non-executive director of Aviva PLC and Aviva Italia Holding S.p.A.
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

Membership of board committees: Executive committee, audit committee, nomination committee, risk supervision, regulation and compliance committee (Chair), responsible banking, sustainability and culture committee, and innovation and technology committee.

Skills and competencies: Given her background as a government economist and overall executive and non-executive experience in finance (particularly from serving on the audit committees of listed companies), Ms Romana is a recognized financial expert. Having held key positions in credit institutions and the regulatory and supervisory bodies of the financial industry and securities markets in Spain, she also provides strategic insights into banking, financial regulations and government relations in Spain and Europe.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Pamela Walkden Non-executive director (independent)

Board member since 2019.

Nationality: British. Born in 1960 in Worcester, England.

Education: Master's Degree in Economics from Cambridge University.

Experience: Mrs Walkden has served in a number of senior management positions at Standard Chartered Bank, including as Group Head of Human Resources, Chief Risk Officer, Group
Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of Corporate Affairs and Group Manager of Investor Relations. In addition, she served as an independent member of the UK Prudential Regulation Authority (PRA) Regulatory Reform Panel, as member of the European Banking Authority Stakeholder Group, and was a lay member of the Welfare and Ethics Committee of the Royal Veterinary College.

Other positions of note: Mrs Walkden is a member of the advisory board of JD Haspel Limited.

Positions in other Group companies: Mrs Walkden is a non-executive director of Santander UK PLC and Santander UK Group Holdings PLC.

Membership of board committees: Audit committee (Chair) and risk supervision, regulation and compliance committee.

Skills and competencies: Mrs Walkden qualifies as a financial expert in light of her broad, international experience in banking and auditing.

Jaime Pérez Renovales General Counsel and secretary of the board

Joined the Group in 2003.

Nationality: Spanish. Born in 1968 in Valladolid, Spain.

Education: Degree in Law and Business Administration from Universidad Pontificia Comillas (ICADE E-3) and State Attorney for Spain.

Experience: Jaime Pérez Renovales was director of the office of the second deputy Prime Minister for Economic Affairs and Minister of Economy, deputy secretary to the Spanish Prime Minister, Chair of the Spanish State Official Gazette and the
committee for Government Reform. Previously, he had been Vice General Counsel, vice secretary of the board and Head of Grupo Santander’s legal department, General Counsel and secretary of the board at Banesto, and deputy director of legal services at the CNMV. He is the Banco Santander representative on the board of trustees of the Princess of Asturias Foundation and is a member of the jury for its award for Social Sciences. He is Chair of the ICADE Business Club, member of the board of trustees of the Fundación Universitaria Comillas-I.C.A.I. and professor of Constitutional Law in the Faculty of Law at Universidad Pontificia Comillas (ICADE).

Jaime Pérez Renovales is the secretary of every board committee.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.2 Board composition
Size
As at 31 December 2023, the board of directors comprised 15 members, whose profile and background are described in section 4.1 'Our directors'. The Bylaws dictate that the board must be composed of not less than 12 and no more than 17 members.
Composition by type of director
The board of directors has a balanced composition between executive and non-executive directors, most of whom are independent. Each director’s status has been verified by the nomination committee.

Our board composition
Executive directors
•Ana Botín, Group Executive Chair
•Héctor Grisi, Chief Executive Officer
Section 4.3 provides a detailed description of their respective roles and duties under 'Group Executive Chair and Chief Executive Officer'.
Independent directors
•Glenn Hutchins (Lead Independent Director)
•Homaira Akbari
•Bruce Carnegie-Brown
•Sol Daurella
•Henrique de Castro
•Germán de la Fuente
•Gina Díez Barroso
•Ramiro Mato
•Belén Romana
•Pamela Walkden
Every year, the nomination committee verifies the independence of the board members. It considers potentially significant business relations that could affect their independence and other pertinent circumstances. This analysis is described further in section 4.6 'Nomination committee activities in 2023' and in subsection C.1.3 in section 9.2 'Statistical information on corporate governance required by the CNMV'.
Independent non-executive directors account for 66.7% of board members. This conforms to best corporate governance practices as well as to the Rules and regulations of the board, which require that the board be predominantly made up of non-executive directors with at least 50% independent directors.
Other external directors
•José Antonio Álvarez
•Javier Botín
•Luis Isasi
These directors cannot be classified as independent directors for the following reasons:
•Mr Álvarez, because he was the former CEO of Banco Santander until 31 December 2022.
•Mr Botín, because he has been a director for over 12 years.
•Mr Isasi, because it is considered preferable to classify him as an external director under prudent criteria, in view of his remuneration as non-executive chair of Santander España in addition to his remuneration as a director and the special nature of this body as supervisor of a business unit without its own corporate identity separate to Banco Santander, despite the nomination committee and the board believing that he meets the requirements to be classed as an independent director.

Board tenure
At the end of 2023, the average term of directors was 8.17 years and the average term of independent directors was 5.33 years. See 'Board skills and diversity matrix' and 'Tenure and equity ownership' in this section 4.2.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Tenure and equity ownershipA
Board of directors		Tenure			Banco Santander shareholdingD
		Date of first appointmentB	Date of last appointment	End dateC	Direct	Indirect	Shares represented	Total	% of share capital
Executive Chair	Ana Botín	04/02/1989	31/03/2023	31/03/2026	1,463,276	31,161,724		32,625,000	0.202%
Chief Executive Officer	Héctor Grisi	20/12/2022	31/03/2023	31/03/2026	1,693,710			1,693,710	0,010%
Vice Chair and Lead Independent Director	Glenn Hutchins	20/12/2022	31/03/2023	31/03/2026	524,027			524,027	0.003%
Vice Chair	José Antonio Álvarez	25/11/2014	01/04/2022	01/04/2025	2,497,881			2,497,881	0.015%
Members	Homaira Akbari	27/09/2016	31/03/2023	31/03/2026	67,826	100,913		168,739	0.001%
	Javier Botín	25/07/2004	26/03/2021	26/03/2024	5,502,083	25,598,851	156.529.169 E	187,630,103	1.159%
	Bruce Carnegie-Brown	25/11/2014	26/03/2021	26/03/2024	59,940			59,940	0.000%
	Sol Daurella	25/11/2014	31/03/2023	31/03/2026	149,483	476,837		626,320	0.004%
	Henrique de Castro	12/04/2019	01/04/2022	01/04/2025	2,982			2,982	0.000%
	Germán de la Fuente	01/04/2022	01/04/2022	01/04/2025	10,000			10,000	0.000%
	Gina Díez	22/12/2020	31/03/2023	31/03/2026	27,000			27,000	0.000%
	Luis Isasi	03/04/2020	01/04/2022	01/04/2025					0.000%
	Ramiro Mato	28/11/2017	26/03/2021	26/03/2024	506,860			506,860	0.003%
	Belén Romana	22/12/2015	01/04/2022	01/04/2025	208	4		212	0.000%
	Pamela Walkden	29/10/2019	31/03/2023	31/03/2026	82,608			82,608	0.001%
	Total				12,587,884	57,338,329	156,529,169	193,830,382	1.198%
General secretary and secretary of the board	Jaime Pérez Renovales
A. Figures as at 31 December 2023.
B. The date of first appointment referred herein may not match with the date of acceptance of the position.
C. The date provided does not take into account the additional period that may apply under article 222 of the Spanish Companies Act, nor the annual renewal of one-third of the board established in article 55.1 of the Bylaws. For more details, see 'Election, appointment, re-election and succession of directors' in section 4.2.
D. Banco Santander’s shareholding policy aims to align our executive directors and shareholders’ long-term interests. It includes the obligation for each executive director to maintain a significant investment in Banco Santander's shares, equivalent to twice their annual salary. Executive directors have five years from the time they were appointed to reach the required level of investment. Any shares they receive as remuneration are subject to a mandatory three-year holding period from their date of delivery, unless they already hold the mentioned investment equivalent, in addition to the regulatory obligation not to sell them for one year from delivery, which applies in all cases.
E. Includes shares owned by Fundación Botín, chaired by Javier Botín, and syndicated shares, including shares corresponding to Ana Botín that are also included within her direct or indirect shareholdings above, but excluding those corresponding to Javier Botín. See section 2.4 'Shareholders’ agreements'. In subsection A.3 of section 9.2 'Statistical information on corporate governance required by the CNMV', we adapted this information to the CNMV’s format.
For more details, see section 9.2 'Statistical information on corporate governance required by the CNMV'.
Diversity
A diverse board of directors is essential to its effectiveness. Mixed skills, experiences and points of view create an environment that promotes independent opinion and constructive debate, and ensures proper decision-making. Thus, we seek to achieve a sound balance of technical expertise, experience and broad diversity.
Our policy on the selection, suitability assessment and succession of directors helps make our board more diverse, not only in terms of gender, but also from an age, geographical provenance, experience and knowledge standpoint, without implicit bias that could lead to any form of discrimination, based for instance on disability, race or ethnic origin.
The policy follows the European Banking Authority (EBA) and the European Securities and Markets Authority's (ESMA) joint guidelines on the suitability assessment of board members and key functions holders, as well as the ECB´s Guide to fit and proper assessments.
Since 2019, when we added a gender equality target to our policy set by the nomination committee, our board of directors has had a balanced composition of women and men each accounting for between 40% and 60% of its members. In fact, since 2019, 40% of our board members are women. In 2020, the policy was amended to include age as additional diversity criteria to consider in the qualitative composition of the board amid a review of the succession process for directors and other executive positions following the last amendment of the CNMV's Corporate Governance Code.
Our selection policy aims to diversify the board of directors based on different points of view, in particular:
•Country of origin/international education. Selection considers cultural diversity, geographical provenance, and international education and experience, especially in the Group's core markets.
•Gender. The nomination committee and the board of directors understand the importance of fostering equal opportunity between men and women as well as the need for women board members who possess the necessary skills, suitability and commitment to the role. Our policy promotes selection that maintains a balanced presence of women and men on the board, with a representation of both genders between 40% and 60%.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Women represent 40% of Banco Santander´s board members, which is above the average for large listed companies in Spain and Europe. According to figures published by the CNMV in September 2023, the boards of IBEX 35 companies in Spain in 2022 had an average of 37.6% women members. Moreover, according to the European Commission's report on gender equality in the EU dated March 2023, the boards of large listed companies across the European Union had an average of 32.2% women members.
•Age: Our policy also considers that selection must promote age diversity. There are no age limits for becoming a director nor for the roles of chair and chief executive officer.
•Education and career: Selection considers candidates´ academic training and career history to ensure they are qualified to understand our Group’s businesses, structure and markets, and that they fit within the Santander culture and other aspects deemed material to the Group.
Board skills and diversity matrix
The nomination committee updates a board skills and diversity matrix that reflects the balance of the knowledge, skills, qualifications, diversity and experience required to pursue our long-term strategy in an ever-changing market.
It considers EBA and ESMA guidelines on the suitability assessment of board members and key functions holders, as well as the ECB´s Guide to fit and proper assessments.
The matrix follows the structure below:
•We distinguish between thematic (technical) and horizontal skills.
•We include a separate diversity section that details gender, country of origin/ international education, and age.
•We show each member´s tenure.
The matrix discloses each board member's particular expertise and skills, some of which are further detailed in section 4.1 'Our directors'), and is a sign of our commitment to transparency.
We continuously review the suitability of skills and diversity to ensure a diverse board that can meet Banco Santander's strategy needs. The matrix enables us to pinpoint areas we need to strengthen in succession and election of new board members.
Last, the 'Committees skills and diversity matrix' shows the diverse composition of each committee and members´ knowledge and expertise relevant to their committee's remit.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Board skills and diversity matrix
		Ana Botín	Héctor Grisi	Glenn Hutchins	José Antonio Álvarez	Homaira Akbari	Javier Botín	Bruce Carnegie-Brown	Sol Daurella	Henrique de Castro	Germán de la Fuente	Gina Díez Barroso	Luis Isasi	Ramiro Mato	Belén Romana	Pamela Walkden
		Executive Chair	CEO	Vice Chair Lead Independent Director	Vice Chair Non-executive	Independent	Non-executive	Independent	Independent	Independent	Independent	Independent	Non-executive	Independent	Independent	Independent
SKILLS AND EXPERIENCE
THEMATIC SKILLS
	Banking (93.3%)	•	•	•	•	•	•	•	•		•	•	•	•	•	•
	Other financial services (86.7%)	•	•	•	•	•	•	•		•	•	•	•	•	•
	Accounting, auditing and financial literacy (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Retail (80%)	•	•		•	•	•	•	•	•			•	•	•	•
	Digital & information technology (60%)	•	•	•	•	•		•		•				•	•
	Risk management (86.7%)	•	•	•	•	•	•	•	•		•		•	•	•	•
	Business strategy (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Responsible business & sustainability (73.3%)	•	•	•	•	•	•	•	•			•		•	•
	Human resources, culture, talent & remuneration (93.3%)	•	•	•	•	•		•	•	•	•	•	•	•	•	•
	Legal and regulatory (13.3%)			•											•
	Governance and control (86.7%)	•	•	•	•	•	•	•	•		•		•	•	•	•
International experience	Continental Europe (73.3%)	•			•	•	•	•	•	•	•		•	•	•
	US/UK (93.3%)	•	•	•	•	•	•	•	•	•	•		•	•	•	•
	Latam (66.7%)	•	•		•	•	•			•	•	•	•	•
	Others (40%)							•	•	•	•			•		•
HORIZONTAL SKILLS
	Top management (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Government, regulatory and public policy (13.3%)			•											•
	Academia and education (40%)	•				•		•	•			•		•
	Significant directorship tenure (93.3%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•
DIVERSITY
Gender	Female (40%)	•				•			•			•			•	•
	Male (60%)		•	•	•		•	•		•	•		•	•
Country of origin/international education	Continental Europe (60%)	•			•		•		•	•	•		•	•	•
	US/UK (66.7%)	•		•	•	•		•				•	•	•	•	•
	Latam (13.3%)		•									•
	Others (6.7%)					•
Age	Under 55 (6.7%)						•
	55 to 65 (66.7%)	•	•		•	•		•	•	•	•				•	•
	Over 65 (26.7%)			•								•	•	•
BOARD TENURE
	0 to 3 years (33.3%)		•	•							•	•	•
	4 to 11 years (53.3%)				•	•		•	•	•				•	•	•
	12 years or more (13.3%)	•					•

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Committees skills and diversity matrix
		Executive committee	Audit committee	Nomination committee	Remuneration committee	Risk supervision, regulation and compliance committee	Responsible banking, sustainability and culture committee	Innovation and technology committee
SKILLS AND EXPERIENCE
THEMATIC SKILLS
Banking		100%	83.3%	100%	80%	100%	100%	85.7%
Other financial services		100%	83.3%	80%	80%	80%	80%	100%
Accounting, auditing and financial literacy		100%	100%	100%	100%	100%	100%	100%
Retail		100%	83.3%	60%	80%	80%	80%	85.7%
Digital and information technology		83.3%	66.7%	60%	60%	40%	60%	100%
Risk management		100%	83.3%	80%	80%	100%	80%	85.7%
Business strategy		100%	100%	100%	100%	100%	100%	100%
Responsible business and sustainability		83.3%	50%	100%	60%	40%	100%	85.7%
Human resources, culture, talent and remuneration		100%	100%	100%	100%	100%	100%	100%
Legal and regulatory		16.7%	16.7%	40%	20%	20%	20%	28.6%
Governance and control		100%	83.3%	80%	80%	100%	80%	85.7%
International experience	Continental Europe	83.3%	83.3%	60%	80%	80%	80%	71.4%
	US/UK	100%	100%	80%	100%	100%	80%	100%
	Latam	83.3%	66.7%	20%	40%	60%	60%	71.4%
	Others	16.7%	66.7%	40%	60%	60%	40%	14.3%
HORIZONTAL SKILLS
Top management		100%	100%	100%	100%	100%	100%	100%
Government, regulatory and public policy		16.7%	16.7%	40%	20%	20%	20%	28.6%
Academia and education		33.3%	33.3%	60%	40%	20%	80%	28.6%
Significant directorship tenure		100%	83.3%	100%	100%	80%	100%	100%
DIVERSITY
Gender	Female	33.3%	50%	60%	20%	40%	80%	42.9%
	Male	66.7%	50%	40%	80%	60%	20%	57.1%
Country of origin/international education	Continental Europe	83.3%	66.7%	40%	60%	80%	60%	57.1%
	US/UK	83.3%	66.7%	80%	60%	80%	80%	71.4%
	Latam	16.7%	–	20%	–	–	20%	14.3%
	Others	–	16.7%	–	–	–	20%	14.3%
Age	Under 55	–	–	–	–	–	–	–
	55 to 65	66.7%	83.3%	60%	60%	60%	60%	85.7%
	Over 65	33.3%	16.7%	40%	40%	40%	40%	14.3%
BOARD TENURE
0 to 3 years		33.3%	16.7%	40%	40%	40%	20%	28.6%
4 to 11 years		50%	83.3%	60%	60%	60%	80%	57.1%
12 years or more		16.7%	–	–	–	–	–	14.3%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Election, appointment, re-election and succession of directors
Election
Our internal policy for the selection, suitability assessment and succession of directors dictates standards for the board’s composition, how it is revised and how new candidates are identified, selected and appointed.
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
Appointment and re-election
Shareholders appoint and re-elect directors at the general meeting.
Furthermore, if directors step down during their term of office, the board of directors may provisionally designate another director by co-option until the shareholders at the general meeting confirm the appointment at the earliest subsequent meeting.
Each appointment, re-election and ratification of directors is submitted to a separate vote at the general meeting.
Proposals for appointment, re-election and ratification of directors (regardless of their category), which the board of directors submits to the shareholders, as well as appointments of the board in cases of co-option, should be preceded by the corresponding reasoned proposal of the nomination committee.
Proposals to be submitted to the general meeting must include a duly substantiated report by the board, containing an assessment of the qualifications, experience and merits of the proposed candidate. Re-election and ratification proposals will also provide an assessment of the work and dedication to the position during the last period in which the proposed director held office. If the board disregards the nomination committee's opinion, it must explain its decision and record its reasons in the minutes of the meeting.
Term and cessation
Our directors are appointed for three-year terms. However, one-third of board members are renewed each year in order of their tenure. Outgoing directors may be re-elected.
Our directors shall cease to hold office when the term for which they were appointed ends, unless they are re-elected, when the general meeting so resolves, or when they resign. When a director ceases to hold office prior to the end of their term (i.e. by general meeting resolution or by resignation), they shall explain the reasons for resignation or, in the event of non-executive directors, their opinion on the reasons for their cessation in office by the general meeting in a letter to the other board members unless they report them at a meeting of the board and this is recorded in the minutes. When appropriate, the resignation shall be publicly disclosed, including sufficient information on the director's reasons or circumstances provided by the director.
Directors must tender their resignation to the board and formally step down from their position if the board, on the nomination committee's recommendation, deems it appropriate in cases that may adversely affect the board's functioning or Banco Santander’s credit or reputation. In particular, they must resign if they find themselves in a circumstance of ineligibility or prohibition provided by law, without prejudice to the honourability requirements for directors and the consequences deriving from subsequent failure to meet those requirements, set out in Royal Decree 84/2015, that implements Act 10/2014.
Directors must notify the board as soon as possible of any circumstances affecting them, whether related to their performance in Banco Santander or not, that might damage Banco Santander's credit or reputation, especially if under criminal investigation, and of the developments of any such criminal proceedings. When the board is informed or becomes otherwise aware of any such situations, it will examine them as soon as possible and decide, based on the particulars and on a report from the nomination committee, any measures to adopt, such as opening an internal investigation, calling on directors to resign or proposing their dismissal.
Proprietary directors must also tender their resignation when the shareholder they represent sells off or significantly reduces its equity holding.
Succession planning
Succession planning is a key element of our good governance as it ensures orderly role transitions as well as board continuity and stability and its adequate renewal and independence. It is a yearly cycle with a well-defined methodology and timelines, and a clear allocation of responsibilities. Our aim is to identify candidates with the necessary talent for each function and who contribute to the board's proper diversity and balance of skills.
Banco Santander director succession plan focuses on diversity standards and targets and the suitability assessment policy, as well as the regular review of the composition of the board and its committees, and the identification of potential board member candidates.
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The nomination committee and the board prioritize succession planning, with sound and appropriate plans in place that are regularly revisited to make sure they meet regulatory requirements and align with industry best practice.
4.3 Board functioning and effectiveness
Board functions
Banco Santander's board of directors is our highest decision-making body, except in matters reserved to shareholders at the general meeting. It performs its duties with unity of purpose and independent judgement.
The board’s policy is to designate executive bodies and managers to run day-to-day operations and implement the strategy. It focuses on general supervision and other functions it cannot delegate by law, the Bylaws or the Rules and regulations of the board, including:
•General policies and strategies (including capital and liquidity; tax; new products, operations and services; corporate culture and values, including policies on responsible business and sustainability and, in particular, on environmental and social matters; crisis management and resolution planning; risk (including tax risk) control and management; remuneration policy; and compliance).
•Financial and non-financial reporting, and - more generally - information reported to shareholders, investors and the general public, as well as the processes and controls that ensure full disclosure.
•Policies on reporting and communication with shareholders, markets and public opinion, and supervision of the disclosure of information.
•Internal audit plan.
•The selection, succession and remuneration of directors, senior management and other key positions.
•Effectiveness of Grupo Santander’s corporate and internal governance system, including the GSGM, corporate frameworks and internal regulations.
•Significant corporate transactions and investments.
•Calling the general shareholders’ meeting.
•Related-party transactions.
Board regulation
The board is governed by the rules set out in the Bylaws and the Rules and regulations of the board, both of which are available on our corporate website.
•Bylaws. Dictate the basic rules that apply to the composition and operation of the board and its members' duties, and are supplemented and implemented by the Rules and regulations of the board. They can only be amended by shareholders at the general meeting. See 'Rules for amending our Bylaws' in section 3.2.
•Rules and regulations of the board. Set the rules for running and internally organizing the board of directors and its committees through the development of applicable laws and Bylaws provisions and good governance recommendations. They set out the principles governing its actions and the duties of its members.
On 25 July, the board of directors resolved to amend the Rules and regulations of the board of directors with the purpose of:
•adapting them to the new provisions of Act 2/2023 of 20 February on the protection of persons who report violations of the law and the fight against corruption, bringing the responsibility of the board for implementing an internal system (Canal Abierto) and of the audit and risk supervision, regulation and compliance committees for overseeing it;
•aligning them with the EBA guidelines on improving resolvability for institutions and resolution authorities, which apply from January 2024, to outline the board's oversight of crisis management planning, with support from the risk supervision, regulation and compliance committee; and
•introducing technical improvements to increase the board effectiveness in the performance of its duties.
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
Group Executive Chair and Chief Executive Officer
Our Executive Chair is Ana Botín and our Chief Executive Officer is Héctor Grisi. They are the most senior executives in the Group’s strategic and ordinary management, which the board is responsible for overseeing, ensuring that their roles are clearly separated and complementary. Both report exclusively to the board of directors.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The roles of our Executive Chair and Chief Executive Officer can be summarized as follows:

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
•The Chair is also responsible for other corporate functions and units that help drive the Group's long-term strategy and transformation, comprising Technology and Data & Architecture, Human Resources, Talent, Financial Accounting & Control, Strategy and Corporate Development, General Secretariat and Communications & Corporate Marketing. This reflects the Chair's ultimate accountability for Transformation.
•The Chair also leads the appointment and succession planning of Grupo Santander senior management, to be submitted to the nomination committee and board for approval.

•The Chief Executive Officer is entrusted with the day-to-day management of the business with the highest executive functions and reports exclusively to the board.
•Accordingly, the Chief Executive Officer’s direct reports are the senior managers in charge of the business units: the regional heads (Europe, North America and South America) and those in charge of the global businesses (Wealth Management & Insurance, Corporate & Investment Banking, Payments and Retail & Commercial Banking (including TransformationA)), encompassing the relevant support and control functions. Whilst the Chair is accountable for Digital Consumer Bank, given that it is a global business, the Group CEO remains fully accountable for the Countries through which Digital Consumer Bank operates.
•As responsible for day-to-day management, the CFO and head of Investment Platforms & Corporate Investments also report to the Chief Executive Officer.
•Additionally, the Chief Executive Officer is responsible for Regulatory & Supervisory Relations and for embedding the Group's sustainability policy in the day-to-day management of Group businesses and the support and control functions.

A.Whilst Retail & Commercial Banking reports directly to the Chief Executive Officer (with no functional line to the Executive Chair), ultimate accountability for Transformation remains with the Executive Chair.
The duties of the Executive Chair, the Chief Executive Officer, the board, and its committees are clearly separated. Various checks and balances give Grupo Santander’s corporate governance structure the appropriate equilibrium. In particular:
•The board and its committees supervise both the Executive Chair and the Chief Executive Officer. Both the Executive Chair and Chief Executive Officer report to the board of directors.
•The board has delegated all its powers to the Executive Chair and the Chief Executive Officer, except for those that cannot be delegated by law and under the Bylaws and the Rules and regulations of the board. The board directly exercises those powers to perform its general supervisory function.
•The Lead Independent Director leads the Group Executive Chair’s succession and appointment in coordination with the nomination committee.
•The audit committee is chaired by an independent director who is considered a ‘financial expert’ as defined in Regulation S-K of the Securities and Exchange Commission (SEC).
•The audit; nomination; responsible banking, sustainability and culture; remuneration; and risk supervision, regulation and compliance committees are chaired by, and have a majority of, independent directors. The first three committees are composed entirely of independent directors.
•The Executive Chair may not simultaneously act as Banco Santander’s Chief Executive Officer.
•The corporate Risk, Compliance and Conduct, and Internal Audit functions report as independent units to a committee or a member of the board of directors and have direct, unfettered access to the board.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Lead Independent Director
Our Lead Independent Director is Glenn Hutchins as of 1 October 2023. He replaced Bruce Carnegie-Brown, who had been in the role for almost nine years. The Lead Independent Director, who is key to our governance, coordinates the non-executive directors effectively and makes sure they serve as an appropriate counter-balance to the executive directors.
The following chart shows the Lead Independent Director's functions and activities in 2023. Before stepping down, Bruce Carnegie-Brown provided a detailed report to the nomination committee and board of directors on his activities and the discharge of his duties.

Duties of the Lead Independent Director and activities during 2023
Duties	Activities in 2023
Facilitate discussion and open dialogue among independent directors, coordinating private meetings of non-executive directors without the executive directors present and proactively engaging with them to consider their views and opinions.

Held five meetings with non-executive directors where they were able to voice their views and opinions. These meetings provided a valuable opportunity to reflect on the overall board and committee cycle throughout the year, to discuss board training topics, strategy execution, executive director and top management performance and objectives, succession planning and reflections on areas of continuous improvement. Given the appointment of a new Chief Executive Officer, the non-executive directors invited him to one session to gain his views after three months in office. In addition, the Lead Independent Director included in the agenda for these sessions the performance assessment of the CEO, in recognition of his reporting line to the board.

Direct the periodic evaluation of the Chair of the board of directors and coordinate her succession plans.
Bruce Carnegie-Brown led the Executive Chair's annual performance review in order to determine her variable pay. Furthermore, he led her succession planning activity, as additionally facilitated through his chairmanship of the nomination committee.

Engage with shareholders and other investors to learn of their concerns, especially with regard to Banco Santander's corporate governance.	See section 3.1 'Shareholder communication and engagement' for full details of the Lead Independent Director’s activities.
Replace the Chair in her absence, with such key rights as the ability to call board meetings under the terms of the Rules and regulations of the board.	Though the Lead Independent Director did not have to replace the Executive Chair at any board meeting, he remained committed to ensure the proper functioning of board meetings.
Request a board meeting or that new items be added to the agenda.	While the Lead Independent Director did not need to request additional board meetings to be called, he remained fully engaged in, and informed of, board meeting agendas to make proposals of items.
Structure of board committees
The board committee supports the board in:
•Managing the Group by exercising decision-making powers through the executive committee.
•Formulating strategy for core areas through the responsible banking, sustainability and culture committee, and the innovation and technology committee.
•Supervising and making important decisions through the audit committee, nomination committee, remuneration committee and risk supervision, regulation and compliance committee.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The board has seven committees with the following structure:

Mandatory committeesA	Executive committee	Audit committee	Nomination committee	Remuneration committee	Risk supervision, regulation and compliance committee

	Decision-making powers	Supervision, information, advice and recommendations regarding functions in risk, financial reporting and audit, nomination and remuneration matters

Voluntary committees	Responsible banking, sustainability and culture committee	Innovation and technology committee

Support and proposal in strategic areas
A. Required by law, the Bylaws or the Rules and regulations of the board.
Secretary of the board
Jaime Pérez Renovales is the secretary of the board. He assists the chair and ensures the formal and substantial legality of all the board’s actions. He also makes sure good governance recommendations and procedures are observed and regularly reviewed.
The secretary of the board is also the General Counsel of Banco Santander. He acts as the secretary of all board committees and facilitates a fluid and effective relationship between the committees and the Group's units that must collaborate with them.
The appointment of the secretary of the board is a matter for the board to approve, taking into account the prior opinion of the nomination committee. The secretary does not need to be a director.
The board has three vice secretaries, F. Javier Illescas Fernández-Bermejo (Head of Group Corporate Legal), Julia Bayón Pedraza (Head of Group Business Legal) and Adolfo Díaz-Ambrona Moreno (General Counsel of Santander España). They assist the secretary with his duties on the board and its committees, and replace him in the event of absence, inability to act or illness.
Board operation
The board of directors held 15 meetings (12 ordinary and three extraordinary) in 2023. The Rules and regulations of the board dictate that it must hold at least nine annual ordinary meetings and one quarterly meeting.
Although board meetings follow a calendar approved annually and a provisional agenda of items to discuss among the matters that fall under its remit, new items can be added and additional meetings can be called. Directors may also propose items to be added to the agenda and are duly informed of changes to the calendar and meeting agendas.
To help directors prepare effectively for each meeting, they are given relevant documents sufficiently in advance and in a secure electronic format. In the board’s opinion, these documents are appropriately detailed and received in good time.
The Rules and regulations of the board of directors also expressly acknowledge directors’ rights to request and obtain information on anything related to Banco Santander and its domestic and foreign subsidiaries. They also acknowledge their right to inspect the books, files, documents and any other records of corporate transactions, in addition to premises and facilities. Furthermore, directors can request and obtain any information and advice they deem necessary from the secretary in order to perform their duties.
Additionally, the board meets at the Chair’s discretion or at the request of at least three directors. The Lead Independent Director is also authorized to request a board meeting or that new items be added to the agenda for a meeting that has already been called.
Directors must attend meetings in person, either physically or virtually, and endeavour to limit their absence to situations of absolute necessity. The nomination committee checks that directors attend at least 75% of board and committee meetings and that any absence has a valid excuse without raising doubt about the director´s commitment to good governance. For more details, see 'Board and committee preparation and attendance' in this section 4.3.
If directors are unable to attend a meeting, they can designate (in writing and on a special basis for each session) another director to act on their behalf. Proxies are granted with instructions. Non-executive directors may only be represented by other non-executive directors. A director can hold more than one proxy.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The board may meet in various rooms at the same time, provided that members can interact in real time ensuring interactivity and intercommunication via audio-visual means or telephone.
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

Comparison of number of meetings heldA
	Banco Santander	Spain average	US average	UK average
Board	15	11.3	7.6	8.9
Executive committee	23	8.6	—	—
Audit committee	15	8.5	8.2	5.4
Nomination committee	13	6.8	4.6	4.2
Remuneration committee	12	6.8	5.8	5.4
Risk supervision, regulation and compliance committee	17	NA	NA	NA
A. Source: Spencer Stuart Board Index 2023 (Spain, United States and United Kingdom).
NA: Not available.
The following chart shows the board’s approximate time allocation to each function in 2023.

Approximate allocation of the board’s time in 2023
Committee operation
Board committees follow a calendar that includes at least four meetings (except for the innovation and technology committee, which holds at least three meetings) and an annual work plan established every year. Each committee meets as often as is required to fulfil its duties.
A committee meeting is quorate if it is attended by more than half the committee's members in person or through an appointed proxy. A committee resolution passes with a simple majority of votes. In the event of a tie, the committee chair has the casting vote. Committee members may appoint a proxy to vote for them and, as in board meetings, non-executive directors can only appoint a non-executive director proxy.
Committee members are given relevant meeting materials sufficiently in advance of each meeting to facilitate adequate meeting preparation and therefore promote overall committee effectiveness.
Committees have the authority to summon executives, who will appear at meetings at the invitation of, and under the terms dictated by, the respective chair. Furthermore, committees may also submit a request to the General Counsel to hire legal, accounting or financial advisers or other experts to assist with their duties at Banco Santander’s expense.
The role of committee secretary is non-voting and falls on the General Counsel and secretary of the board. This fosters a fluid and efficient relationship with the units that must work with, and report to, committees.
Committee chairs report on committees’ meetings and activities at all board meetings. Furthermore, all board members are given a copy of committee meeting minutes and all documents provided for meetings.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Board and committee preparation and attendance
The following table shows the attendance rate of board and committee meetings in 2023.

Committees
Directors	Board	Executive	Audit	Nomination	Remuneration	Risk supervision, regulation and compliance	Responsible banking, sustainability and culture	Innovation and technology
Average attendance	100%	95%	99%	94%	95%	98%	93%	98%
Individual attendance
Ana Botín	15/15	23/23	_	_	_	_	_	4/4
Héctor Grisi	15/15	22/23	_	_	_	_	_	3/4
Glenn Hutchins	15/15	_	_	13/13	12/12	_	_	4/4
José Antonio Álvarez	15/15	23/23	_	_	_	_	_	4/4
Homaira Akbari	15/15	_	15/15	_	_	_	5/6	4/4
Javier Botín	15/15	_	_	_	_	_	_	_
Bruce Carnegie-BrownA	15/15	12/16	_	13/13	12/12	_	_	3/3
Sol Daurella	15/15	_	_	10/13	10/12	_	5/6	_
Henrique de Castro	15/15	_	14/15	_	12/12	_	_	4/4
Germán de la Fuente	15/15	_	15/15	_	_	17/17	_	_
Gina Díez Barroso	15/15	_	_	13/13	_	_	6/6	_
Luis Isasi	15/15	22/23	_	_	11/12	14/17	_	_
Ramiro Mato	15/15	22/23	15/15	_	_	17/17	6/6	_
Belén Romana	15/15	22/23	15/15	_	_	17/17	6/6	4/4
Pamela Walkden	15/15	_	15/15	_	_	17/17	_	_
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
A. Stepped down as member of the executive committee and innovation and technology committee on 1 October 2023.
The following table shows the average preparation of directors in the exercise of their functions on the board and committees in 2023:

	Meetings	Average of hours per memberA	Average of hours per chairA
Board	15	169B	338B
Executive committee	23	138	276
Audit committee	15	150	300
Nomination committee	13	52	104
Remuneration committee	12	48	96
Risk supervision, regulation and compliance committee	17	170	340
Responsible banking, sustainability and culture committee	6	30	60
Innovation and technology committee	4	16	32
A. Includes hours of meeting preparation and attendance.
B. Not including two extraordinary sessions held in 2023 due to their short duration and low impact on the directors’ required commitment.
Directors’ average time commitment is calculated by taking the number of members on the board and on each committee, the number of times each body meets during the year, average meeting length, and an estimate of the time each director needs to prepare for every meeting. We estimate that the board chair and the committee chairs have a greater time commitment than the other directors because of the added functions their roles require. We also consider the commitment to attend sessions that form part of directors’ training and development programme. We consider the average time that directors not living in Spain must take to travel to board and committee meetings, but it is not factored into their average time commitment.
Considering the above mentioned criteria, on average, directors dedicate approximately 57 eight-hour days a year to preparing and attending board and committee meetings.
Directors must report to the nomination committee any professional activity or role that they are going to perform outside the Group so that the committee can check that they can dedicate enough time to the Group and the professional activity or role does not pose conflicts of interest.
The annual suitability reassessment our nomination committee conducts (see section 4.6 'Nomination committee activities in 2023') enables us to update information on the estimated time directors dedicate to roles or professional activities outside the Group and demonstrates their ability to exercise good governance.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

This makes sure the number of board roles that our directors have at once is within the legal limit (i.e. no more than one executive and two non-executive roles, or four non-executive roles; roles in the same group are considered a single role and roles in not-for-profit or non-commercial organizations are not included).
Director training and induction programmes
The board has an annual training and development programme to help directors continue to develop skills and increase their understanding of the Group and industry, taking into account their experience and expertise. The board chooses contents based on feedback from its members and supervisory and regulatory requirements, among others.
In 2023, programme workshops were delivered collectively to all board members and covered the following topics:
•Behavioural economics, with the spotlight on impactful decision-making.
•Regulatory compliance and compliance risk review.
•Cloud, including an overview of the market and its implications for the financial industry.
•ESG, with a focus on regulatory and supervision requirements and greenwashing risk.
•Financial crime compliance, bribery and corruption risks, sanctions and anti-money laundering regulation.
•Risk appetite statement and associated methodology review.
•Decentralised Finance (DeFi), blockchain and smart contracts.
•Capital and Provisions Models.
Moreover, the audit committee requested training on the Sarbanes-Oxley Act (SOx) to stay abreast of its core principles; the differences between accounting rules and standards in Europe and the US; and forthcoming SEC regulations and their implications. Though this session was initially designed for the audit committee, board members were also able to attend.
Directors can also request one to one and ad-hoc training on specific topics tailored to their own needs, if deemed helpful. The objective of such sessions would be to enable directors to deep dive into specific areas in order to ensure that their knowledge is optimal.
Banco Santander shares its training, induction and development methodology with subsidiaries to promote best practices and drive consistency of approach across our footprint. Some executives facilitated special sessions for subsidiary directors throughout the year to keep them up to speed with relevant Group matters such as cybersecurity, ESG, financial crime, governance, talent management, culture and others.
Every board member receives the directors' manual. It is a support guide that provides both new and existing directors with a complete reference of information relevant to their role. In addition, the board has robust induction programmes so new directors can deeply understand the industry and Grupo Santander’s business model and structure, risk profile and governance arrangements, taking into account their existing skills, competencies and knowledge. They are completed within six months after taking up their position as new directors. Induction and development needs are facilitated through different methods, including document reviews, tailored meetings, site visits and training sessions with senior managers of the Group.
In June 2023, Glenn Hutchins completed his induction programme, which was tailored to his experience and particular needs.
Board effectiveness review in 2023
The board undergoes a yearly assessment of its performance and effectiveness, composition, quality of its work and individual performance of its members. The review includes its committees. Every three years, it is conducted by an external consultant, whose independence is verified by the nomination committee. In 2023, the review was conducted by an external independent expert.
External consultant independence
A robust selection process was undertaken to identify an external independent consultant with an in-depth understanding of Spanish and banking markets, and of truly effective boards. As a result, Spencer Stuart was appointed.
Spencer Stuart, a leader in its field, advised the Group in 2023 -occasionally and never exclusively - on identifying, selecting and reviewing managers' skills and potential. The amounts paid to Spencer Stuart in 2023 for these services were:

Entity	Amount (EUR)
Santander Asset Management	360,995
Banco Santander	349,272
TOTAL	710,267
The nomination committee did not consider the referred amounts material in the context of the overall budget for such services, nor that they represented a significant proportion of Spencer Stuart’s total fees.
Methodology and scope of the assessment
The Executive Chair and the Chair of the nomination committee led the assessment, which aimed to identify areas of continuous improvement and maximise the board's effectiveness going forward. The review methodology agreed with Spencer Stuart and endorsed by the nomination committee comprised:
•an anonymous questionnaire completed by all board members;
•structured, detailed and confidential interviews with individual board members and select members of the executive team, covering their qualitative and quantitative assessment of key areas; and
•attendance to board and committee meetings as an observer to assess the quality of debate and challenge, dynamics and internal culture.
The review focused on board and committee structure, composition, diversity of board membership and competences, and behaviours, including:
•the quality of their functioning;

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•their size, composition and diversity;
•the effectiveness of the executive chair model;
•the performance of the Executive Chair, the CEO, the Lead Independent Director and the secretary of the board, together with the contribution of the remaining individual directors, with particular attention to the Chairs of each committee;
•the frequency and duration of meetings; content of the agenda and time dedicated to each item; quality of the information received; and decision-making processes including appropriate level of challenge; and
•the overall effectiveness of measures introduced in 2022 on the back of a comprehensive review of our governance model.
Findings and action plan
In January 2024, the nomination committee and the board of directors discussed the findings and specific actions to address those findings resulting from the 2023 review, with a consensus view that the results were positive and that the board and its committees operate effectively. Specifically, the review concluded that our governance model is both robust and comprehensive and is continuously monitored and adjusted to meet the highest standards. The review also acknowledged the strong commitment to, and delivery of, continuous improvement, as evidenced by the review findings, which highlighted the following:
•The board remains appropriately composed, with a depth and variety of board skills and expertise, high degree of independence, diversity and appropriate directors’ tenure average.
•The board culture is strong, with a collaborative and respectful collective mindset, which facilitates healthy debate and challenge, and rigorous decision-making processes, leveraging the skills and diversity of the board.
•The executive chair model is working effectively and there is a universal understanding of the division of responsibilities between the Executive Chair and the CEO, which is clearly documented. As part of that, the role of the Lead Independent Director is considered critical in providing additional checks and balances.
•The Executive Chair, Chief Executive Officer, Lead Independent Director and General Secretary performed positively, effectively and with the competence expected. The remaining directors performed positively with an overall effective contribution.
•The committee structure, composition and overall functioning is considered to be both effective and efficient and in particular, the support provided to the board is highly appreciated and rated positively.
As a result of the review, the board of directors discussed potential areas for improvement and approved an associated action plan in February 2024. Each committee will be engaged on specific actions applicable to their remit to ensure their ongoing effectiveness and efficient functioning.
The key aspects of the action plan can be summarized as follows:
•Structure of the board: as part of any future board refreshment, a continued focus will be placed on maintaining an appropriate international diversity, in recognition of our geographical footprint; and on technology and innovation skills, in accordance with our strategic direction.
•Effectiveness of the executive chair model: keep the split of the roles and responsibilities between the Executive Chair and the Group CEO under continuous review and refinement, as appropriate, to ensure its ongoing effectiveness and robustness.
•Lead Independent Director: consolidate the orderly transition of the Lead Independent Director’s responsibilities in favour of Glenn Hutchins, enabling him to be truly effective in role.
•Organization and internal culture: continue to ensure that paper volume and content is sufficient and concise in order to facilitate its understanding and corresponding debate. Furthermore, continue to leverage informal time between board members, acknowledging the value that this brings to board culture.
•Committees: keep committee composition under review, ensuring optimal performance and effectiveness. In addition, further develop the role and functioning of the responsible banking, sustainability and culture committee given its important ESG agenda, whilst leveraging on the work of other committees, to ensure that it remains effective.
The review findings and resulting actions are a sign of our ongoing commitment to effective governance. See 'Board effectiveness review and actions to continuously improve' in section 1.2 for further detail.
4.4 Executive committee activities in 2023

COMPOSITION

Position		Category	Appointed on
Chair	Ana Botín	Executive	11/12/1989A
Members	Héctor Grisi	Executive	01/01/2023
	José Antonio Álvarez	Other external	13/01/2015
	Luis Isasi	Other external	20/05/2020
	Ramiro Mato	Independent	28/11/2017
	Belén Romana	Independent	01/07/2018
Secretary	Jaime Pérez Renovales
A. Committee Chair since 10 September 2014.
Functions
The executive committee is a key governance body in Banco Santander and the Group. The board delegated to it all its powers except those that cannot be delegated by law or under the Bylaws and Rules and regulations of the board. Its meeting frequency and the nature of its decisions allows the board to focus on general oversight. It also reports regularly to the board on its core matters and provides all directors with the minutes and documents from its meetings.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Committee performance
The board, supported by its nomination committee, determines the committee's size and composition, to ensure its effectiveness based on board composition guidelines. As well as the board, the committee has an external director majority, including two independent directors, ensuring a balance of opinions and compliance with Recommendation 37 of the Spanish Corporate Governance Code. Its secretary is the secretary of the board.
The committee frequency ensures the discharge of its duties and it is generally convened every two weeks, although it can meet as many times as required by the Chair.
Main activities in 2023
In 2023, the executive committee addressed a breadth of matters relating to the business of the Group and its main subsidiaries, risk management, corporate transactions and main proposals that were subsequently submitted to the board of directors. It covered the following matters:
•Results: Regularly reviewed the Group's results and stakeholder reaction to them.
•Business performance: Regularly received management reports on the performance of the Group’s business areas and other related matters.
•Information reported by the Executive Chair: The Executive Chair regularly reported on the Group´s management, strategy and institutional issues.
•Information reported by the CEO: The CEO reported on the Group´s performance and on the budget and execution of plans for all the units and the global businesses reporting to him.
•Corporate transactions: Analysed and approved, where appropriate, corporate transactions on investments and divestments, joint ventures and capital transactions.
•Risks: Received regular holistic risk and compliance reports. Within the framework of the risk governance model, the committee authorized or declined transactions that it had to review due to their materiality. It paid specific attention to monitor the credit risk impact relating to the war in Ukraine and the conflict in the Middle East, as well as to the global macroeconomic situation.
•Global businesses and subsidiaries: Received updates on global businesses, subsidiaries and other business lines' performance against agreed plans. This helped the committee support the board with the oversight and control of its global business and subsidiary operations, and with the fulfillment of the targets announced at the 2023 Investor Day.
•Capital and liquidity: Received regular reports on capital ratio and the optimization measures, pricing (originations) and portfolio profitability. By virtue of the board's delegation and within capital and funding plans, the committee agreed non-convertible debt issuances and securitizations.
•Supervisors and regulatory matters: Reviewed regulatory developments, the yearly supervisory agenda and projects to ensure compliance with supervisory recommendations and regulatory reforms.
•Governance matters: Approved specific internal regulation under its remit. In particular, the committee reviewed and approved the key governance changes associated with the new organizational model based on five global businesses, respecting the split of responsibilities established between the Chair and the CEO.
In 2023, the executive committee held 23 meetings. See 'Board and committee preparation and attendance' in section 4.3 for members’ meeting attendance and the estimated average time each one spent on meeting preparation and attendance.
2024 priorities
The committee set the following priorities for 2024:
•Monitor the performance of the Group's global businesses and subsidiaries, including progress in the execution of their strategic plans.
•Oversee the deployment and embeddedness of the new organizational model based on five global businesses within the Group as primary reporting segments, with a specific focus on Retail & Commercial Banking and Digital Consumer Bank.
•Continue to assess proposed corporate transactions relating to investments and divestments, joint ventures and capital transactions.
•Continue to oversee the execution and achievement of specific public targets, including those disclosed at the 2023 Investor Day.
•Continue to facilitate timely and efficient decision making, supporting the board and enabling it to focus on general oversight and strategy matters.
•Continue to ensure the committee’s effectiveness and efficient coordination with the board, its committees and the executive first level committees.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.5 Audit committee activities in 2023

We have maintained a close communication with our subsidiary audit committee chairs throughout the year, as it allowed us to share our priorities, concerns and thoughts with them. In addition, the committee continued to benefit from our members’ mix of experience and skills, leveraging their collective insights to ensure best possible outcomes.
In the coming year, we will continue to supervise the Group’s units and global businesses and especially those more relevant to One Transformation, to ensure that appropriate controls remain in place. In addition, we will review the new primary reporting segments as part of our fundamental responsibility to provide oversight of the integrity of the financial statements. As part of that, we will progress how all the Group’s activities across all markets are consolidated under the five global businesses, in which we will continue to strike the right balance of supporting management and ensuring an appropriate level of control for a Group of our size. The committee, in coordination with the responsible banking, sustainability and culture committee, will monitor compliance with new ESG regulatory initiatives and non-financial reporting standards across the world and particularly, in the European Union.
I have been delighted to chair this committee over the last four years and will ensure a smooth transition with my successor so that the committee continues to be effective in the exercise of its duties."

Pamela Walkden Chair of the audit committee

"In 2023, we have remained focused on the effective oversight of the financial information process and internal controls, the effectiveness of our Internal Audit function, while maintaining a professional and open relationship with the external auditors.
The enhancements of our ESG reporting were high on our agenda last year. In particular, significant time was devoted to ensuring its consistency and our preparedness for the greater independent assurance required, closely monitoring the progress in all the units. In addition, we continued to focus on the oversight of the internal audit plan execution, ensuring appropriate amendments to facilitate an ongoing focus on fundamental risks, such as credit risk, and new risks and, in particular, a key focus was given to cyber risk and Internal Audit’s approach to it.

COMPOSITION

Position		Category	Appointed on
Chair	Pamela Walkden	Independent	29/10/2019A
Members	Homaira Akbari	Independent	26/06/2017
	Henrique de Castro	Independent	21/10/2019
	Germán de la Fuente	Independent	21/04/2022
	Ramiro Mato	Independent	28/11/2017
	Belén Romana	Independent	22/12/2015
Secretary	Jaime Pérez Renovales
A. Committee Chair since 26 April 2020.
The board of directors appointed the committee’s members based on their expertise, skills and experience in the matters the committee handles. For more details, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.
According to SEC Regulation S-K, committee Chair Pamela Walkden is considered a financial expert based on her training and experience in accounting, auditing and risk management, past leadership positions at entities where accounting expertise and risk management were essential, and international experience (primarily in the UK and Asia).

TIME ALLOCATION
In 2023, the committee held 15 meetings, including four joint sessions with the risk supervision, regulation and compliance committee. See 'Board and committee preparation and attendance' in section 4.3 for members' attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee's approximate time allocation in 2023:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties and activities in 2023
This section summarizes the audit committee's activities in 2023.

Duties	Actions taken
Financial and non-financial information
Review the financial statements and other financial information
•Reviewed the individual and consolidated financial statements and directors' report for 2023 and submitted them to the board of directors for approval. Monitored compliance with legal requirements and accounting principles, and ensured that the external auditor issued a report on the effectiveness of the Group’s system of internal control over financial reporting (ICFR).
•Reviewed quarterly financial information (dated 31 December 2022, 31 March, 30 June and 30 September 2023, respectively), before being approved by the board and subsequently released to the market and supervisory bodies.
•Reviewed such other financial information included in the annual report; Universal Registration Document filed with the CNMV; Form 20-F filed with the SEC; and the half-yearly financial information filed with the CNMV and with the SEC as Form 6-K.
•Reviewed, prior to their submission to the board for approval, the adaptation of the 2022 and 2023 financial information by segments, in line with the agreed change of reporting to the five global businesses as primary segments.

Review the non-financial information
•Oversaw and assessed the preparation and reporting processes of non-financial reporting, in coordination with the responsible banking, sustainability and culture committee, and informed the board accordingly.
•Received regular updates on ESG reporting evolution and progress within the Group, including the associated scope of metrics and action plans.
•Reviewed the Climate Finance Report and the Green Bond Report in coordination with the responsible banking, sustainability and culture committee, prior to its submission to the board for approval, assessing the integrity of such disclosures and the review conducted by the external auditor.

Information on applied tax policies
•Was informed by the Head of Tax on applied tax policies based on the Code of Good Tax Practices, as well as the annual review of the tax strategy and policy on control and management of risk, including tax risk, prior to their submission to the board for approval.
•Was informed on the filing of the 2022 Tax transparency report with the Spanish tax agency (Agencia Estatal de Administración Tributaria).

Relations with the external auditor
Information on the external audit plan
•Received updates on the planning, progress and execution of the audit plan.
•Was informed on the impact of new legal and regulatory requirements in connection with financial information.
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
•The lead audit partner, who met periodically with the committee Chair, attended all committee meetings, which facilitated effective communication between the external auditor and the board.

Assessment of the external auditor’s performance
•Conducted the final evaluation of the external auditor's performance and how it has contributed to the integrity of the financial information based on its knowledge of the business, the frequency and quality of its communications; its independence; and opinions of the main local audit committee Chairs and controllers of the main local units or relevant subgroups on it, among others.
•Received PwC's 2023 Transparency report from the lead audit partner, who also informed about the public outcomes of quality controls conducted by the ICAC or other supervisors and any other relevant investigations.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
External auditor independence
PwC’s remuneration for audit and non-audit services	•Monitored PwC’s remuneration, including the following fees for audit and non-audit services provided to the Group:
	EUR million
		2023	2022	2021
	Audit	116.8	115.4	106.0
	Audit-related services	8.6	6.4	6.0
	Tax advisory services	1.6	0.5	0.7
	Other services	5.9	4.8	2.4
	Total	132.9	127.1	115.1

The audit services and main non-audit services included for each item in the above breakdown are detailed as follows:
•Audit services: audit of the individual and consolidated financial statements of Banco Santander and its subsidiaries (of which PwC or another firm in its network is the statutory auditor); audit of the interim consolidated financial statements of Banco Santander; audit of the integrated audits prepared in order to file Form 20-F for the annual report with the SEC in the US and the internal control audit (SOx) for required Grupo Santander's entities; the limited review of the financial statements; and the regulatory auditor’s reports on Grupo Santander’s entities.
•Audit-related services: comfort letters; verification of the financial and non-financial information (as required by regulators); and other reviews of documents that, due to their nature, the external auditor provides for submission to domestic or foreign authorities.
•Tax services: tax compliance and advisory services provided to Group companies outside Spain, which have no direct effect on the audited financial statements and are permitted in accordance with independence regulations.
•Other services: agreed-upon procedure reports, assurance reports and special reports performed under the accepted profession's standards; as well as other reports required by the regulator.
The 'Audit' heading includes the fees for the year's audit, regardless of the date the audit was completed. Any subsequent adjustments, which are not significant, and for purposes of comparison, are shown in note 47.b) in the 'Notes to the consolidated financial statements' for each year. The fees corresponding to the rest of the services are shown by reference to when the audit committee approved them.
•Verified that the ratio of PwC's total fees paid for all services for Banco Santander and the Group to its annual revenue in Spain and worldwide did not exceed 15% for three consecutive years. In 2023 the ratio stood at 0.27% of PwC's worldwide total revenues.
•Verified every quarter, according to Regulation (EU) No 537/2014 of the European Parliament and of the Council, that the fees approved in 2023 for non-audit services provided by PricewaterhouseCoopers Auditores, S.L. (PwC), (including for ‘Other services’ and ‘Audit-related services’, and not including services that the external auditor is required to perform under domestic or EU laws) were significantly less than 70% of the average fees paid specifically to PwC in the past three consecutive years for the ‘Audit’ of Banco Santander and its subsidiaries in Spain (not including fees for reviews with more limited assurance than required for accounts auditing, which are included as non-audit services). In 2023, the ratio stood at 31.12%; and it would be 21.05% if services approved for PwC and other firms in its network and provided to Grupo Santander in and outside Spain were included.
See subsection C.1.32 of section 9.1 'Reconciliation with the CNMV’s corporate governance report model' for the reconciled amounts of the above mentioned fees listed, with the numerator and denominator values of each ratio found in section C.1.32 of section 9.2 'Statistical information on corporate governance required by the CNMV'.
•In 2023, Grupo Santander contracted for services by audit firms other than PwC in the amount of EUR 174.1 million (EUR 185.5 and 263.8 million in 2022 and 2021, respectively).

Non-audit services
•Approved, on a monthly basis, all non-audit services rendered by the Group's external auditor verifying that all of them met the independence requirements in line with applicable Spanish and European regulation, SEC and Public Company Accounting Oversight Board (PCAOB) rules.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
Personal and financial relations
•Received confirmation from PwC that the designated audit team, PwC as the auditor firm, everyone else that forms part of PwC or of other firms in its network, including all applicable extended relations to them complied with requirements on external auditor independence, analysing possible threats and taking appropriate safeguarding measures in line with their internal policies and procedures.
•Received information about the results of the internal review carried out every six months of possible financial ties between the Group and PwC and its related parties, which concluded that no existing ties compromised the independence of PwC as external auditor.

External auditor independence report
•Verified the external auditor's independence prior to the issuance of the 2023 auditor’s report on the financial statements, considering:
•the remuneration it has received for audit and non-audit services;
•all non-audit services rendered by the external auditor; and
•the personal circumstances and financial dealings, that the external auditor or persons performing the audit may have with the Group.
•Received written confirmation from PwC of its independence from Grupo Santander in accordance with applicable European and Spanish law, the SEC and the PCAOB rules.
•Concluded that, by its judgement, it had no objective reason to question the external auditor's independence.

Re-election of the external auditor
Re-election of the external auditor
•Recommended to the board, for subsequent submission to the 2024 AGM, the re-election of PwC as the external auditor of Banco Santander and its consolidated Group for 2024. As from 2021, the lead audit partner is Julián González, PwC's banking sector audit leader who has experience as a global group audit partner (mainly in Spain and the UK) and a strong background in the Spanish financial sector. He also participates in various international banking supervisory and regulatory forums.
•Was informed on the changes introduced by the Law on Auditing in connection with the external auditor's mandate, as well as the associated calendar and selection process milestones for a nomination in 2026.

Internal audit
Oversight of the Internal Audit function
•Supervised the Internal Audit function and ensured its independence and effectiveness in 2023.
•Reviewed the external quality assessment performed by the Institute of Internal Auditors in Spain to further ensure the effectiveness of the function and its alignment with best practice.
•Held meetings with the Group Chief Audit Executive (CAE) and internal audit officers, and one private meeting with the CAE without other executives or the external auditor present.
•Proposed a 2023 Internal Audit function budget, ensuring that the function had the resources needed to discharge its duties effectively.
•Was kept apprised of the hubs created to improve the efficiency of the internal audit works and the internal audit digital initiatives, including artificial intelligence capabilities.
•Assessed the preparedness and effectiveness of the Internal Audit function to fulfil its duties.
•Reviewed and reported to the board on the CAE's 2023 objectives and performance in 2023 and reported to the remuneration committee and board of directors to set his variable remuneration.
•Verified the suitability of the subsidiary CAEs, in coordination with the nomination committee.

Monitoring of internal audit activities
•Reported on the internal audit plan, internal audit recommendations and ratings of units and corporate functions. Each unit CAE reported to the committee at least once in 2023.
•Reviewed the strategic audit plan for 2023-2026 and recommended it to the board for approval, ensuring that it covered the Group's relevant risks.
•Received regular information on the internal audit activities carried out in 2023, monitoring the progress in audit ratings, and further promoting a continued focus on a stronger control environment; and conducted an additional review of issued audit reports, requiring that relevant areas to present action plans.
•Continued promoting the first-line’s further involvement in internal audit recommendations and ensured that senior management and the board understood the conclusions of internal audit reports.
•Received holistic reviews of internal audit coverage of cybersecurity, IT risks, financial crime, ESG, model risk, capital and solvency, operational risk, access control and vendor management, amongst other topics, to ensure proper oversight, with first and second line of defence representatives invited to provide additional feedback, as appropriate.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
Internal control systems
Monitoring the assessment of internal control systems
•Received information on the Group's internal control system and monitored related action plans, together with the internal control strategic plan.
•Received reports and certification on the Group’s 2022 internal control system (ICS) and assessed its effectiveness in compliance with CNMV (SCIIF) and the SEC (SOx).
•Received specific training on SOx to further enhance committee members' knowledge on this matter. See 'Director training and induction programmes' in section 4.3.

Coordination with Risk and with Compliance and Conduct
•Held four joint meetings with the risk supervision, regulation and compliance committee to review risk, compliance and internal audit aspects of the different regions and global businesses, with first line of defence representatives present.
•Received information in a joint meeting with the risk supervision, regulation and compliance committee on Canal Abierto, the Group's whistleblowing channel with a special focus on matters within the committee's area of authority to ensure the Group's culture empowers employees and other persons related to Banco Santander can talk straight, be heard and report irregular practices without fear of reprisal.
•Collectively discussed with the risk supervision, regulation and compliance committee additional topics of mutual interest, such as risk culture, third-party supplier risk management, SEC cybersecurity rules and received an update on internal audit matters of the Risk and Compliance and Conduct functions.
•Received biannual reports on the main legal contingencies, associated provisions and applicable public information, in coordination with the risk supervision, regulation and compliance committee.
•Invited the CRO to all 2023 committee meetings.
•The Chairs of the audit committee and of the risk supervision, regulation and compliance committee met regularly, ensuring ongoing coordination and collaboration.

Other activities
•Endorsed the Pillar III disclosures report, which was submitted to the board for approval.
•Received reports from Santander España audit committee on the main items covered at its meetings throughout the year.
•Invited subsidiary audit committee chairs to specific committee meetings throughout the year and, in turn, the committee Chair attended specific subsidiary audit committee meetings to further enhance communication between them.

Related-party and corporate transactions
Creation or acquisition of special-purpose vehicles and entities based in countries considered non-cooperative jurisdictions
•Was informed of the activities of the Group’s offshore entities by the Head of Tax. See note 3.c) in the 'Notes to the consolidated financial statements'.
•Reported favourably to the board, for its approval, on proposals to create or acquire interests in special purpose entities and also received the Special Purpose Entities Annual Update.

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
•Issued the Related-party transactions report. See section 4.12 'Related-party transactions and other conflicts of interest'.

Information for general meetings and corporate documents
Shareholder information	•Was represented by Pamela Walkden, in her capacity as committee Chair, to report at the 2023 AGM on the committee's activities in 2022.
Corporate documents for 2023
•Prepared this activities report on 13 February 2024, which includes a performance review of the committee's functions and key priorities identified for 2024. The board of directors approved it on 19 February 2024.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Achievement of 2023 objectives
The committee took these actions planned for 2023:
•Continued to monitor the impact of the volatile environment on key aspects within the committee's remit. These included the macroeconomic scenarios which flow through to the key management judgements and estimates, such as provisioning, that were made in preparing the Group's financial statements, as well as the heightened risks around, for example, supply chain and cyber.
•Continued to supervise, in coordination with the risk supervision, regulation and compliance committee, the Group's units and global businesses, with a special focus on those more relevant to digital transformation, to ensure that appropriate controls were in place. In particular, updates on units and global businesses were provided in joint sessions with the risk supervision, regulation and compliance committee by the relevant CRO, CCO and CAE, with the respective country CEO and/or global business head present, in readiness for their presentation to the board of directors. This facilitated a holistic view of each unit and global business' risks by the committee before a more strategic and business driven discussion was held at the board meeting.
•Continued to focus on the oversight of the internal audit plan execution, ensuring appropriate amendments to address new risks and appropriateness of the internal controls to manage such risks. In particular, a key focus was given to cyber risk, the Internal Audit approach to it and the Group’s preparedness to address the challenges associated with it.
•Reviewed our enhanced ESG disclosures to ensure consistency and coherence in a complex legislative framework and monitor the increased independent assurance required in the coming years, by the Corporate Sustainability Reporting Directive. As a result, the committee further reinforced its strong working relationship with the responsible banking, sustainability and culture committee. Specific updates were provided by the Chief Accounting Officer in this respect, with a special focus on the enhancements and progress made by the different units. As part of that, the subsidiary audit committee chairs were also duly apprised on these developments at specific sessions led by the committee Chair throughout the year.
•Remained focused on the independence, quality and effectiveness of both the Internal Audit team and the committee itself, ensuring that their roles were discharged effectively. Specifically, the committee considered the findings and suggested areas for improvement resulting from the 2022 internal board effectiveness review concerning its remit.
2024 priorities
The committee set the following priorities for 2024:
•Continue to supervise the Group's units from a control perspective and specifically, the five global businesses, with a special focus on those more relevant to One Transformation, to ensure that appropriate controls are in place.
•Oversee the change of reporting of financial results to global businesses as primary segments, to better align the way we report with the manner we manage the Group.
•Continue to focus on the oversight of the internal audit plan execution, allowing for the appropriate level of flexibility to face challenges and new risks ahead, including cyber and risk derived from emerging technologies such as artificial intelligence. Remain focused on the independence and effectiveness of the Internal Audit function, ensuring its preparedness to fulfil its duties, including the need for new skillsets and expertise of its workforce.
•Remain focused on analysis and reporting processes for non-financial information and, in particular, to further embed climate related disclosures to meet increasing stakeholders expectations, with a key focus on the implementation of robust processes and controls in the current complex legislative framework, and monitor the greater independent assurance required going forward.
•Oversee and lead proactively an external auditor selection process according to applicable regulation, which will be coordinated by the CAO, with a view to appointing Banco Santander and its consolidated group's external auditor at the 2026 AGM, after expiration of the 10-year term of office of PwC as our external auditor.
•Remain focused on the overall effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner and oversee a smooth transition of committee Chair, given that Pamela Walkden's four-year term of office expires in April 2024.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.6 Nomination committee activities in 2023

and structured handover process which enabled Glenn seamlessly to assume Lead Director responsibilities.
We also remained focused on board composition, ensuring that its depth of skills, experience and overall make-up remained appropriate and relevant to the needs of the Group. As a result, we strengthened the board with the addition of both Carlos Barrabés and Antonio Weiss, who both bring highly relevant skills and experience.
With respect to senior executive appointments, the committee has supported Héctor Grisi in his first year as the Group’s CEO and overseen the recommendations of new senior appointments for the Regional Heads of Europe and North America and for the Global Head of Retail & Commercial Banking, amongst others.
The effectiveness of the board, its committees and our overall governance remained a key priority in the year. We tested our progress on our overall effectiveness through commissioning an external evaluation of the board and its committees. The review, conducted by Spencer Stuart, considered our board to be highly effective. Recommendations resulting from this review have been incorporated into each committee’s priorities for 2024.
The committee continued to benefit from a great mix of experience and skills, and we have complemented this with the appointment of Belén Romana as a member with effect from 1 January 2024. It has been a privilege for me to chair this committee over the last nine years and I am confident that my committee Chair successor and colleagues will play their part in supporting the further development of the Group in the years to come."

Bruce Carnegie-Brown Chair of the nomination committee

"Board composition, succession planning, senior appointments, effective governance, career development and talent strategy remained top priorities in our agenda throughout 2023. The committee holds the belief that effective group-wide governance is an essential element of business success, and supported initiatives such as the subsidiary Chairs in-person convention hosted by the Group Executive Chair in Madrid, with a clear focus on the importance of effective governance across the Group, ongoing connectivity and sharing knowledge and associated best practices. We remained focused on robust governance standards aligned to our strategic goals. In this regard, a diverse workforce and an ambitious and compelling employee value proposition are key to both developing the quality of our internal pipeline and attracting the external talent required to deliver our strategic targets.
In particular, significant time was devoted to the robust succession process followed for the Lead Independent Director role, which I passed to Glenn Hutchins on 1 October 2023. This work included the importance of an appropriate

COMPOSITION

Position		Category	Appointed on
Chair	Bruce Carnegie-Brown	Independent	12/02/2015A
Members	Sol Daurella	Independent	23/02/2015
	Gina Díez Barroso	Independent	22/12/2021
	Glenn Hutchins	Independent	20/12/2022
	Belén Romana	Independent	01/01/2024
Secretary	Jaime Pérez Renovales
A. Committee Chair since 12 February 2015.
The board of directors appointed the committee’s members based on their expertise, skills and experience in the matters the committee handles. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2023, the committee held 13 meetings. See 'Board and committee preparation and attendance' in section 4.3 for members' attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2023:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties and activities in 2023
This section summarizes the nomination committee's activities in 2023.

Duties	Actions taken
Board and committees composition and succession planning
Selection and succession of the board and its committees
•Ensured board member selection procedures guaranteed directors’ individual and collective suitability; fostered diversity in its broadest sense; and analysed the required expertise, skills and time commitment for effective board membership.
•Continued to be involved, together with the Group Executive Chair, in succession planning activities for the board.
•Assessed the composition of the board committees and the international advisory board in order to ensure they had the right skills and experience to perform their duties successfully.
•Continued monitoring the board of directors’ overall skills and competencies, ensuring that the collective board and its committees composition remains appropriate to oversee and lead the strategic direction of the Group.
•Ensured that any proposed appointment had been drawn from a depth of candidate pool which recognised diversity in its broadest sense.

Appointment, re-election and ratification of directors and committee members
•Considered areas of expertise and experience required to complement the board of directors by reference to the board skills and diversity matrix as well as the annual board effectiveness review in order to target the relevant recruitment.
•Recommended the appointments of Carlos Barrabés and Antonio Weiss, as independent directors, effective from the 2024 AGM, subject to regulatory approval.
•Oversaw a rigorous and comprehensive process to facilitate the orderly succession of the Lead Independent Director position, taking into account and constructively challenging all relevant factors. As a result, confirmed the suitability of Glenn Hutchins for the position and proposed his nomination to the board.
•Proposed composition changes for certain committees to further enhance their performance and support to the board in their areas of authority. See section 1.1 'Board skills and diversity'.
•Recommended the nominations of Carolyn Everson and Juan Ignacio Gallardo Thurlow as members of the international advisory board.

Annual verification of the status of directors
•Verified each director category (i.e. executive, independent and other external) and submitted a proposal to the board of directors for it to be confirmed in the annual corporate governance report and at the 2024 AGM. See section 4.2 'Board composition'.
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

Directors' potential conflicts of interest and other professional activities
•Examined the information provided by directors about their intention to carry out other professional activities or positions outside the Group and the related time commitment. Concluded that those commitments were compliant with applicable legislation regarding the maximum number of boards to which they may belong, and did not interfere with their obligations as Banco Santander directors nor entail any conflict of interest.

Director induction, training and development programmes
•Assessed the effectiveness of the director induction, training and development programmes, guaranteeing that such programmes are designed according to each director’s circumstances and needs.
•Identified areas for improvement and additional training topics for the 2024 training programme.

Senior management succession planning and effectiveness monitoring, talent and related activities
Succession planning for executive directors and senior management
•Oversaw the discipline applied to senior executive succession planning, which included key positions in subsidiaries, and made sure plans were being implemented for the orderly succession of senior managers through a rigorous, transparent, merit-based and objective process that promotes diversity in its broadest sense.
•Oversaw appointments of key positions and monitored the effectiveness of the top management succession plans.

Appointment of key officers
•Recommended the following nominees, later agreed by the board:
•Pedro Castro e Almeida, as Regional Head for Europe.
•Christiana Riley, as Regional Head for North America.
•Daniel Barriuso, as Global Head of Retail & Commercial Banking and Group Chief Transformation Officer.
•José Luis de Mora, as Global Head of Digital Consumer Bank.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
Talent and culture
•Discussed Human Resources' activities and progress and proposals regarding diversity, equity and inclusion; and reviewed the Group’s STEM (science, technology, engineering and mathematics) talent strategy.
•Assessed and challenged proposals on top-leadership goals, career development plans and mobility.

Governance
Board effectiveness review
•Reviewed the execution of the action plan to address the areas for improvement revealed in the 2022 board effectiveness annual review.
•Oversaw the 2023 board effectiveness review, which was conducted with the collaboration of an independent external consultant (Spencer Stuart), whose independence was verified by the committee upon analysing its business relations with the Group and, in particular, the services rendered and the amounts received. See 'Board effectiveness review in 2023' in section 4.3.

Internal governance
•Assessed the suitability of certain proposed key position appointments for the subsidiaries, subject to the Group’s appointments and suitability procedure.
•Oversaw subsidiary board composition to ensure consistent suitability in line with expectations across the Group.
•Endorsed Group director nominations for subsidiary boards to ensure they were suitable and correctly perform their duties.
•Verified the suitability of the subsidiary CAEs, CROs and CCOs with the Group audit and risk supervision, regulation and compliance committees.
•Remained apprised on new governance regulation, trends, best practices and implications for the Group.
•Verified that subsidiaries followed the provisions of the GSGM relating to board and committee structure and their functions pursuant to best practices. In addition, the committee tracked subsidiary actions and progress in implementing internal regulation required by the Group. See section 7. 'Group structure and internal governance'.
•Reviewed the subsidiary board and board Chairs annual effectiveness reviews.

Corporate governance
•Reviewed the key highlights of the 2023 AGM.
•Reviewed the activities conducted by the Lead Independent Director, ensuring the discharge of his duties, as evidenced through a summary of his activities in the year, which was also submitted to the board.
•Reviewed the activities conducted by the Shareholder and Investor Relations team, as well as the Lead Independent Director's engagement with investors, shareholders and proxy advisors, and their feedback on the Group's corporate governance arrangements.
•Reviewed the independence of the external advisers hired by the nomination committee and the remuneration committee in 2023, analysing their services, the amounts they received and other items.
•Reviewed the annual corporate governance report to verify that information contained therein conforms to the applicable law and that the corporate governance system promotes corporate interests and considers all stakeholders' expectations.
•Endorsed the proposed amendments to the Rules and regulations of the board which were submitted to the board for approval.

Suitability assessment
Annual suitability assessment of directors and key function holders
•Assessed the suitability of directors, senior management, heads of internal control functions and the Group's key position holders, confirming their continued business and professional good reputes and appropriate knowledge and experience to perform their duties.
•Concluded that board members are capable of good governance. To this effect, it supervised, amongst others, the attendance of the directors at the meetings of the board and the committees, ensuring that it was not less than 75% and, in the specific cases of lower attendance, that the absences were duly justified and do not undermine their capacity to devote sufficient time to discharge their functions. Furthermore, average board attendance was verified as 100%. See 'Board and committee preparation and attendance' in section 4.3.
•Confirmed the absence of circumstances that could harm the Group's credit and reputation, based on the information received from directors.

Information for general meetings and corporate documents
Shareholder information	•Was represented by Bruce Carnegie-Brown, in his capacity as committee Chair, to report at the 2023 AGM on the committee's activities in 2022.
Corporate documents for 2023
•Prepared this activities report on 12 February 2024, which includes a performance review of the committee's functions and key priorities identified for 2024. The board of directors approved it on 19 February 2024.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Achievement of 2023 objectives
The committee took these actions planned for 2023:
•Continued to review the board member and senior executive succession plans based on the strategic direction of the Group and ensuring that the collective board composition remained commensurate with the required skills, experience and diversity required to oversee and drive such strategy, including understanding of the operating context of the Group. The committee approach to succession planning also ensured the continued development of a robust internal succession pipeline.
•Continued to promote internal mobility within the Group and diversity in its broadest sense in our succession policy and talent strategy, acknowledging that building a more diverse and inclusive workforce is critical to business sustainability and success.
•Continued to monitor board members’ expertise and training needs, as well as the board’s development, to continuously improve the knowledge of the most important topics of the organisation and industry.
•Led the process for the appointment of a successor to the Lead Independent Director, which resulted in the appointment of Glenn Hutchins. He was also appointed as Vice Chair of the board with effect from 1 October 2023. As part of that, the committee received updated information throughout the year to ensure the robustness of the process followed, which included, amongst others, the suitability of the candidates considered, the associated timeline, the transition process and the associated impact to committee composition.
•Kept corporate governance arrangements under constant review, ensuring that the expectations of all stakeholders with strategic relevance for the Group were considered. In particular, the committee closely monitored shareholder engagement and considered their feedback and insights together with the Lead Independent Director.
•Continued to ensure the ongoing application of the GSGM and related internal regulation across the Group, and as a consequence, robust oversight and control of the Group´s subsidiaries, with a key focus on the effectiveness of local boards and their annual board effectiveness assessment disciplines and associated action plans.
•Remained focused on the overall effectiveness of the committee, ensuring that its role was discharged with appropriate rigour. As part of that, the committee considered the findings and suggested areas for improvement resulting from the 2022 internal board effectiveness review. In addition, the committee oversaw the selection process of the external review firm and coordinated the 2023 board effectiveness review. See 'Board effectiveness review in 2023' in section 4.3.
2024 priorities
The committee set the following priorities for 2024:
•Continue to apply and supervise succession arrangements for the board as a whole, playing an important role in ensuring that succession planning more generally is discharged in an effective manner. Continue to take its proactive approach to board refreshment and associated succession planning.
•Keep a proactive focus on senior executive succession planning based on the Group’s strategic needs and the potential challenges the business may face, maintaining our key focus on the continued development of our internal succession pipeline.
•Continue to place a great focus on diversity in its broadest sense as part of our talent strategy and, in particular, in gender diversity, to ensure a balanced representation of both genders. Further promote international mobility to ensure we leverage on the possibilities that being a group of our size represents for talent development purposes.
•Monitor the effective implementation of the action plan derived from the 2023 board effectiveness review, in line with our commitment to continuous governance improvements.
•Remain focused on the overall effectiveness of the board and its committees, ensuring that their role is discharged in the most tangible and effective manner. This will be particularly important to ensure our continued positive business performance and success. In addition, oversee a smooth transition of committee Chair, given that Bruce Carnegie-Brown has expressed his intention not to stand for re-election at the 2024 AGM, stepping down with effect from that same date.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.7 Remuneration committee activities in 2023

balance key objectives such as fair pay, effective risk management, sustainability, meritocracy, and cross-collaboration - all the while taking stakeholder feedback into account.
The committee continued to benefit from a good mix of experience and skills of our members, each providing valuable advice and challenge to management. As in previous years, we received the confirmation from an external provider that the Group's policies, procedures and practices fully comply with applicable legislation.
I would like especially to thank Bruce Carnegie-Brown for his service over the last years as Chair of the committee until I took over in October 2023, and his continued membership until the 2024 AGM. He has been an effective steward of the interest of our stakeholder community."

Glenn Hutchins Chair of the remuneration committee

"Our role, in coordination with the nomination committee, is to attract and retain key talent to support the Group’s transformation agenda and strategic ambitions in order to increase shareholder value. Our remuneration philosophy involves enhancing our employee value proposition while simultaneously meeting supervisory expectations and serving all of our stakeholders' best interests. This requires us to

COMPOSITION

Position		Category	Appointed on
Chair	Glenn Hutchins	Independent	20/12/2022
Members	Bruce Carnegie-Brown	Independent	12/02/2015
	Sol Daurella	Independent	23/02/2015
	Henrique de Castro	Independent	29/10/2019
	Luis Isasi	Other external	19/05/2020
Secretary	Jaime Pérez Renovales
A. Committee Chair since 1 October 2023.
The board of directors appointed the committee’s members based on their expertise, skills and experience in the matters the committee handles. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2023, the committee held 12 meetings, including one joint session with the risk supervision, regulation and compliance committee. See 'Board and committee preparation and attendance' in section 4.3 for members’ attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee's approximate time allocation in 2023:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties and activities in 2023
This section summarizes the remuneration committee's activities in 2023.

Duties	Actions taken
Remuneration schemes and policies
Remuneration policy for executive directors, senior management and other key executives
•Remained focused on simplifying executive directors and senior management remuneration, shaping remuneration schemes consistent with Banco Santander's Simple, Personal and Fair values, and updated the long-term ESG-related metrics in coordination with the responsible banking, sustainability and culture committee.
•Recommended the 2022 individual variable remuneration of members of senior management, based on annual performance targets and their weightings as set by the board.
•Proposed to the board the global annual variable remuneration for 2023 (payable immediately and deferred executive remuneration), based on achievement of previously set quantitative and qualitative targets.
•Recommended to the board the annual performance indicators to calculate variable remuneration for 2024 with limited variations versus previous years in order to maintain focus on customer centricity, risk, capital, profitable sustainable growth and cost discipline.
•Set the achievement scales for the annual and multi-year performance targets and weightings for submission to the board.
•Endorsed specific enhancements in the performance management process for senior management to further promote the latter as corporate culture representatives and supporters of the effective transformation of the business.

Assist the board of directors in supervising compliance with remuneration policies
•Checked that remuneration schemes were appropriate to the Group’s results, corporate culture and risk appetite and created no incentive to breach risk appetite.
•Reported to the board on Group remuneration practices and assessed their effectiveness, receiving confirmation on their alignment with the Group remuneration policy.
•Reported to the board that an external advisor assessment on the remuneration policy found that the Group's policies, procedures and practices comply with the regulatory requirements for credit institutions.
•Endorsed proposed changes to the remuneration policy to adapt it to the SEC Remuneration Recoupment ('clawback') rules, amongst others.
•Reviewed the adoption of ex-post risk adjustments, including the application of malus and clawback arrangements within the Group.

Diversity, equity and inclusion
•Reviewed gender pay gap reduction and equal pay with a view to promoting greater diversity in its broadest sense, acknowledging progress made in the number of women in senior positions.
•Reviewed internal 'equal pay for equal work' data against the previous year and targets and focused on measures to enhance them in each unit.
•Received information on inclusion indicators and initiatives launched to continue promoting a culture of inclusion in the Group and ensured the avoidance of pay gaps in this regard.

Remuneration of senior management and other key executives
Performance assessments
•Reviewed the calibration of executives’ performance reviews for the senior management and, in particular, for the Executive Chair, the CEO and the main executives in coordination with non-executive directors; for the CRO and CCO with the risk supervision, regulation and compliance committee; and for the CAE with the audit committee.

Fixed remuneration for executive directors and senior management
•Checked that executive directors' fixed remuneration remained appropriate to their duties based on market rates.
•Made sure remuneration for senior management remained fair and competitive, recommending adjustments where appropriate to the board, based on a benchmark analysis and specific pay principles.

Variable remuneration for executive directors and senior management	•Proposed to the board variable remuneration for the preceding year payable either immediately or in deferred amounts.
Share plans
•Submitted a proposal to the board for approval and subsequently for vote at the 2023 AGM on remuneration plans that involve the delivery to executive directors of shares or share options (deferred multiyear target variable remuneration plan; deferred and conditional variable remuneration plan; application of the Group buy-out policy).
•Analysed and submitted to the board tailored incentive schemes for different units to drive talent retention and alignment with the Group’s strategic priorities.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
Remuneration of directors
Individual remuneration of directors in their capacity as such
•Analysed and proposed adjustments to the directors’ remuneration in their capacity as such, based on the positions they held on the collective decision-making body, their membership and attendance at committee meetings, benchmark information and other objective circumstances.

Remuneration of Identified Staff
Remuneration of other executives who are Identified Staff
•Reviewed the volume of the Identified Staff (Material Risk Takers) in 2023, trends versus previous years and checked that fixed and variable remuneration ratios for control functions remained consistent with regulation and targets.
•Set key remuneration components for Identified Staff in coordination with the risk supervision, regulation and compliance committee.
•Submitted a proposal to the board, for subsequent submission to the 2023 AGM, regarding the approval of maximum variable remuneration of up to 200% of the fixed component for certain e Identified Staff, including executive directors and senior management.
•Checked that remuneration schemes supported attraction and retention of key talent to help drive the Group's strategy, the application of the incentives implemented in the Group, and the level of achievement of long-term deferred remuneration metrics.

Governance
Coordination with subsidiaries
•Received information on practices, remuneration trends and challenges in different local markets.
•Held a joint session with the risk supervision, regulation and compliance committee to review the subsidiary action plans on internal sales force pay and conduct risk for the external sales force.
•Verified that remuneration schemes factor in capital and liquidity, and do not offer incentives to assume risks that exceed Banco Santander's tolerance, thus promoting and being compatible with adequate and effective risk management.

Director remuneration policy report
•Reviewed the Lead Independent Director’s report on engagement with key shareholders and proxy advisors regarding executive director remuneration.
•Reviewed and proposed to the board the annual directors' remuneration report for an advisory vote at the 2023 AGM.
•Assisted the board in overseeing compliance with the director remuneration policy.
•Positively recommended the proposal for the directors' remuneration policy for 2024, 2025 and 2026 that will be submitted by the board of directors at the 2024 AGM as a separate item on the agenda pursuant to Article 529 novodecies of the Spanish Companies Act and is an integral part of this report. See sections 6.4 Directors' remuneration policy for 2024, 2025 and 2026' and 6.5 'Preparatory work and decision-making for the remuneration policy; remuneration committee involvement'. As part of that, the committee considered the inputs from shareholder and stakeholder engagement during the year. It also considered any recommendations from regulators, legal requirements or applicable regulation concerning remuneration matters and verified that the policy is consistent with the Group's culture and Simple, Personal and Fair values.
•Confirmed that the directors' remuneration policy for 2024, 2025 and 2026 is consistent with the Group's remuneration policy and with the remuneration scheme outlined in the Bylaws. The main changes included are as follows: the simplification of the short-term bonus pool scorecard, moving the multiplier approved in 2023 to the qualitative adjustment going forward, with an associated weight of +/-10%. In addition, we reinforced the focus on our solid cost discipline as a measure to succeed in transformation. We also eliminated the stock options for the executive directors.

Information for general meetings and corporate documents
Shareholders information	•Was represented by Bruce Carnegie-Brown, in his capacity as committee Chair, to report at the 2023 AGM on the committee's activities in 2022.
Corporate documents for 2023
•Prepared this report on 12 February 2024, which includes a performance review of the committee's functions and key priorities identified for 2024. The board of directors approved it on 19 February 2024.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Achievement of 2023 objectives
The committee took these actions planned for 2023:
•Kept incentive measures under continuous review to ensure that they continue to align with our strategic aims. In particular, this included a continued focus on customers and sustainable profitability, carefully considering our corporate culture and behaviours, balancing the needs of our different stakeholders. As part of that, the committee established the annual performance indicators to calculate variable remuneration for 2024 with limited variations versus the previous year in order to maintain focus on customer centricity, risk, capital, profitable sustainable growth and cost discipline. In addition, it recommended to the board for approval specific changes in the performance management process for our top management to ensure they lead by example.
•Continued to monitor external developments in executive remuneration best practices in the financial industry and broader market within regulation to enhance our employee value proposition. The committee continued to focus on ensuring that our remuneration schemes remain effective for attracting and retaining key talent for the Group’s strategic ambitions, and that they promote meritocracy and effective risk management. In particular, it received specific deep-dives on remuneration matters for key segments, such as STEM talent, or certain countries.
•Continued to focus on accelerating pay equality in the Group to support our commitment to diversity, equity and inclusion. Checked that the methodology to calculate diversity metrics was accurate and action plans effectively promote a more diverse composition of our employee population.
•Remained focused on the overall effectiveness of the committee, ensuring that its role is discharged with appropriate rigour. Specifically, the committee considered the findings and suggested areas for improvement resulting from the internal board effectiveness review conducted in 2022 concerning its remit.
2024 priorities
The committee set the following priorities for 2024:
•Keep incentive measures under continuous review to ensure that they continue to align with our organization based on segments and global businesses, and shareholder value creation ambition. This will include a continued focus on customers and sustainable profitability and an assessment on how they drive our corporate culture and behaviours, balancing the needs of our different stakeholders.
•Continue to monitor trends and best practices in executive remuneration to further enhance our employee value proposition, promoting effective attraction and retention of key talent to deliver the Group's strategy while maintaining the strong shareholder support received and appreciation from investors and proxy advisors.
•Ensure that remuneration schemes support attraction and retention of key talent to help us deliver against our agreed strategy and associated targets, including our transformation agenda.
•Continue focusing on diversity, equity and inclusion across the Group, ensuring the avoidance of pay gaps in this regard. As part of that, review the implementation of new regulation regarding remuneration and salary equity information to be included in our non-financial disclosures.
•Remain focused on the overall effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.8 Risk supervision, regulation and compliance committee activities in 2023 strong commitment to compliance and conduct risk to safeguard our reputation and integrity, with an ongoing focus on financial crime compliance.
We have also reflected and acknowledged how critical it is, in the current environment, to enhance cross-country collaboration. As a result, we have shared our concerns, best practices and views by organising a convention with the Chairs of the subsidiary risk supervision, regulation and compliance committees. In addition, the committee has maintained a key focus on identifying emerging and non-traditional risks in order to anticipate potential impacts on our business model; as in previous years, this featured the committee’s strategy meeting agenda.
The committee continues to benefit from a good mix of experience and skills, and I am confident that this would help us to successfully navigate the challenges ahead. In the coming year, the committee will remain vigilant on the main risks of the Group, including credit, operational, financial crime compliance and model risks and also the risks related to the transformation of the Group, amongst others."

Belén Romana Chair of the risk supervision, regulation and compliance committee

"In 2023, we navigated a complex and dynamic risk landscape, characterised by macroeconomic and industry-specific challenges, primarily driven by rising inflation and interest rates, as well as a volatile geopolitical landscape. As part of this, the committee has closely monitored the actions taken by management to address these circumstances.
During the year, the committee has ensured that we maintained prudent lending practices to achieve adequate credit quality of our loan portfolio and that the exposure remained within acceptable limits. The committee has kept its

COMPOSITION

Position		Category	Appointed on
Chair	Belén Romana	Independent	28/10/2016A
Members	Germán de la Fuente	Independent	01/01/2023
	Luis Isasi	Other external	19/05/2020
	Ramiro Mato	Independent	28/11/2017
	Pamela Walkden	Independent	01/05/2021
Secretary	Jaime Pérez Renovales
A. Committee Chair since 1 April 2021.
The board of directors appointed the committee's members based on their expertise, skills and experience in the matters the committee handles. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2023, the committee held 17 meetings, including one strategy session, four joint sessions with the audit committee and one joint session with the remuneration committee. See 'Board and committee preparation and attendance' in section 4.3 for members’ attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2023:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties and activities in 2023
This section summarizes the risk supervision, regulation and compliance committee's activities in 2023.

Duties	Actions taken
Risk
Assist the board in (i) defining the Group's risks policies, (ii) determining the risk appetite strategy and culture, and (iii) supervising their alignment with the Group’s corporate values
•Reviewed and proposed to the board for approval the annual risk appetite statement proposal, and the analysis of proposed new metrics and limits.
•Reviewed risk appetite metrics, compliance with the limits and any breaches in the year on a quarterly basis.
•Reviewed the internal capital adequacy assessment process (ICAAP) and internal liquidity adequacy assessment process (ILAAP), the Strategic Plan, the three-year strategic financial plan, the annual budget and the recovery and resolution plans before the board of directors approved them. Reviewed and challenged the identified risks and mitigating factors associated with those key processes, their consistency, and their alignment to the Group' risk appetite.

Risk management and control
•Reviewed the Group's main risks by unit and risk type, with a special focus on credit risk, operational risk and financial crime.
•Analysed the subsidiaries and businesses risk management and control periodically, in coordination with the audit committee.
•Reviewed the risks of strategic projects before their submission to the board of directors, and their mitigation measures, with a special focus on the new global businesses and strategic initiatives.
•Checked that the Group's risk control management, most notably the risk profile assessment (RPA) and the risk control self-assessment (RCSA), remained robust.
•Analysed the potential impact and opportunities associated with emerging risks and how they would affect different geographies, our subsidiaries and businesses.
•Supported the board in conducting stress tests of Banco Santander through the assessment of scenarios and assumptions, analysing the results and the measures proposed by the Risk function.
•Ensured that the stress test programme was aligned with the EBA Guidelines 2018/04 on institutions' stress testing.
•Received and analysed specific information on credit risk, with a special focus on non-performing assets; market risk, structural and counterparty risk; operational risk, specially the risks derived from the cybersecurity and technological obsolescence, with a key focus on legal, reputational, social and environmental risks. The analysis on each matter was conducted in coordination with the audit and innovation and technology committees. The committee reviewed the business continuity and contingency plans with the latter.
•Supervised, together with the responsible banking, sustainability and culture committee, (i) the alignment of risk appetite and limits with corporate culture and values; (ii) non-financial risks; and (iii) new metrics related to climate that were proposed under the Risk Appetite Statement annual proposal.
•Supported the board in the supervision of crisis management and resolution planning.

Supervise the Risk function
•Reviewed the Risk function’s activities, strategy, strengths and potential areas for improvement.
•Ensured the ongoing independence and effectiveness of the Risk function, including the assessment of the sufficiency and appropriateness of its resourcing.
•Reported to the board on the CRO's 2023 objectives and reviewed his performance against those, and reported to the remuneration committee and board of directors to set his variable remuneration.
•Verified the suitability of the subsidiary CROs, in coordination with the nomination committee of the Group.

Collaboration to establish rational remuneration policies and practices
•Held a joint session with the remuneration committee to review the subsidiary action plans on internal sales force pay and conduct risk for the external sales force.
•Verified that remuneration schemes factor in capital and liquidity, and do not offer incentives to assume risks that exceed Banco Santander's tolerance, thus promoting and being compatible with adequate and effective risk management.
•Reviewed the ex-ante risk adjustment of total variable remuneration assigned to the units, based on actual risk outcomes and their management, in conjunction with the remuneration committee.
•Reviewed the 2023 bonus pool and results of the exercise carried out annually to identify employees whose professional activities had a material impact on the Group´s risk profile (Identified Staff).

Regulatory and supervisory relations
•Reviewed relevant developments regarding regulatory and supervisory relations and maintained focus on the most relevant developments related to the Single Supervisory Mechanism (SSM), the Single Resolution Board (SRB), the supervisors of all the Group’s subsidiaries and the Supervisory Review and Evaluation Process (SREP) and specific on-site inspections related to risk and compliance matters, as appropriate.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
Compliance and conduct
Supervise the Compliance and Conduct function
•Supervised the Compliance and Conduct function's activities, strategy, strength and potential areas of improvement, as well as the development of the 2023 compliance programme.
•Ensured the ongoing independence and effectiveness of the Compliance and Conduct function, including the assessment of its staffing levels and overall appropriateness of its resourcing.
•Reviewed monthly reports on regulatory issues, product governance and consumer protection, reputational risk, internal and external events, notifications and inspections by supervisors, updates on the One Financial Crime Compliance (One FCC) programme, amongst others.
•Received updates on compliance and conduct risks from the Group's main subsidiaries and global businesses, with a special focus on the status of the implementation of the One FCC programme.
•Met with the CCO (twice in private session, in addition to other informal meetings) to discuss strategic compliance topics as well as to discuss independently and directly any potential material issue relating to the Compliance and Conduct function.
•Reported to the board on the CCO's 2023 objectives and reviewed her performance against those, and reported to the remuneration committee and board to set her variable remuneration.
•Verified the suitability of the subsidiary CCOs, in coordination with the nomination committee of the Group.

Regulatory compliance including Canal Abierto
•Reviewed the situation of compliance with data protection regulation across Grupo Santander and received the data protection officer's annual report.
•Endorsed, prior to presentation to the board, the changes to the general code of conduct.
•Received information, in a joint meeting with the audit committee, on Canal Abierto, the Group's whistleblowing channel with a special focus on matters within the committee's area of authority to ensure the Group's culture empowers employees and other persons related to Banco Santander can talk straight, be heard and report irregular practices without fear of reprisal.

Financial crime compliance (FCC)
•Oversaw the Group's observance of FCC regulations as well as the activities carried out by the function:
•Was provided with quarterly updates on progress on the One FCC implementation and reviewed the sanctions screening activity.
•Received recommendations and observations stemming from the annual independent expert report on Banco Santander in accordance with Act 10/2010 and Royal Decree 304/2014 (on anti-money laundering and terrorism financing).

Product governance and consumer protection
•Reviewed reports on customer complaints, their causes and action plans launched to reduce and mitigate the identified deficiencies, in coordination with the responsible banking, sustainability and culture committee.
•Reviewed risk management and the main risks identified, as well as the concerns, priorities and actions taken by the Product Governance and Consumer Protection area regarding conduct risk with retail and vulnerable customers.

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
•Continuously monitored capital levels, capital management and associated tools, the 2023 securitizations plan and the analysis of the portfolio profitability versus the risk undertaken.

Additional oversight activities
Additional oversight activities
•Held four joint meetings with the audit committee to review risk, compliance and internal audit aspects of the different regions and global businesses, with first line of defence representatives present.
•Collectively discussed with the audit committee additional topics of mutual interest, such as risk culture, third-party supplier risk management and SEC cybersecurity rules, and received an update on internal audit matters of the Risk and Compliance and Conduct functions.
•Received reports from the Santander España risk committee on the main items covered at its meetings throughout the year.
•The committee Chair attended specific subsidiary risk supervision, regulation and compliance committee to further enhance communication between them.
•Received updates on the matters discussed at the responsible banking, sustainability and culture committee by the Chair of that committee.
•Received monthly updates from the CRO and CCO on the work conducted by both the risk control and the compliance and conduct committees in their capacity as Chairs, respectively.
•The Chairs of the audit committee and of the risk supervision, regulation and compliance committee met regularly, ensuring ongoing coordination and collaboration.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
Information for general meetings and corporate documents
Shareholder information	•Was represented by Belén Romana, in her capacity as committee Chair, to report at the 2023 AGM committee's activities in 2022.
Corporate documents for 2023
•Prepared this activities report on 14 February 2024, which includes a performance review of the committee's functions and key priorities identified for 2024. The board of directors approved it on 19 February 2024.

Achievement of 2023 objectives
The committee took these actions planned for 2023:
•Monitored the macroeconomic conditions, especially the energy crisis, inflation, interest rates hikes and potential recession in certain countries, and the potential impact on the Group. In particular, the committee continued to supervise, in coordination with the audit committee, the Group's units and global businesses to ensure that there was an appropriate focus on local nuances and risks. In particular, updates on global businesses and units were provided in joint sessions with the audit committee by the relevant CRO, CCO and CAE, with the respective global business head and/or country CEO present, in readiness for their presentation to the board of directors. This facilitated a holistic view on each unit and global business' risks by the committee before a more strategic and business driven discussion was held at the board meeting.
•Oversaw the risks associated with PagoNxt and Digital Consumer Bank, and reviewed specific deep dives on financial crime and money laundering prevention, IT obsolescence, climate change and model risk. As part of that, specific deep-dives were scheduled throughout the year to facilitate discussion and oversight of these risks.
•Monitored the Group’s top risks, early warning indicators and mitigation actions to manage risks and the Group's risk profile effectively and within risk appetite.
•Identified emerging and non-traditional risks to anticipate potential impacts on our business model. In particular, the committee held a strategy session where those items were covered, with a key focus on the geopolitical risks and regulatory and supervisory developments.
•Enhanced coordination and information exchange with core units and divisions, with Group and subsidiary-level committee Chairs taking part in each other’s risk supervision, regulation and compliance committee meetings. As part of that, a convention of the Chairs of the risk supervision, regulation and compliance committees of the Group was held at our headquarters to discuss global initiatives, expectations and common relevant issues for them.
•Monitored and oversaw the smooth transition of the new CRO and ensured that his onboarding was robust and effective, enabling him to be truly effective in his role. He attended all the 2023 committee meetings and frequently met with the committee Chair.
•Remained focused on the overall effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner. Specifically, the committee considered the findings and suggested areas for improvement resulting from the 2022 internal board effectiveness review concerning its remit.
2024 Priorities
The committee set the following priorities for 2024:
•Continue to supervise and monitor the macroeconomic conditions, especially interest rates, the consequences of the energy crisis, inflation and the geopolitical landscape, including armed conflicts.
•Continue to monitor all risks of the Group, with specific focus on credit, operational, market, model, IT, cyber and risk derived from emerging technologies such as artificial intelligence and financial crime compliance, to ensure that those risks remain within our approved risk appetite. In addition, continue to identify the emerging and non-traditional risks in order to anticipate potential impacts on our business model.
•Supervise the main risks associated with the transformation and the five global businesses, ensuring that we maintain and even strengthen risk management under the new organization, at any time.
•Promote ongoing communication mechanisms between the Chair of the risk supervision, regulation and compliance committees of the Group and her counterparts in the subsidiaries to discuss areas of mutual interest, including risks that may have a greater impact at a Group level, exchange concerns and best practices.
•Remain focused on the overall effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.9 Responsible banking, sustainability and culture committee activities in 2023 initiatives to effectively integrate green finance within risk management. Furthermore, the inevitable range of challenges faced in the countries where Santander is present (geopolitical environment, regulatory fragmentation, different governmental support, etc) were considered by the committee to ensure the right approach to achieve the best possible outcomes, including achieving our established targets.
In addition, education and our communities also remained high on our agenda. We further reinforced our working relationship with the audit committee by reviewing the preparation and presentation of non-financial information according to the applicable regulations and international standards.
Members’ skills and experience helped the committee to operate effectively and to provide appropriate constructive challenge to management, and to assist the board with the significant ESG challenges ahead. In addition, we shared concerns and views with our subsidiary responsible banking, sustainability and culture committees throughout the year, which enabled us to harness their vast collective expertise.
Going forward, we will remain focused on progressing our climate change strategy and monitoring the development of our green and sustainable finance proposition."

Ramiro Mato Chair of the responsible banking, sustainability and culture committee

"As in previous years, the committee´s main focus was to assist the board in driving ESG to build a more responsible bank. As part of this, in 2023 we have remained focused on delivering our Net Zero ambition by 2050, while we continue helping customers transition to a low carbon economy, developing best-in-class sustainable propositions, and doing things in a Simple, Personal and Fair way.
Specifically, the committee oversaw actions, recommendations and targets to help Santander to become a global leader in green finance and an engine of profitable growth for the Group, helping our clients in their green transition. The committee monitored progress and key

COMPOSITION

Position		Category	Appointed on
Chair	Ramiro Mato	Independent	01/07/2018A
Members	Homaira Akbari	Independent	01/07/2018
	Sol Daurella	Independent	01/07/2018
	Gina Díez Barroso	Independent	31/01/2023
	Belén Romana	Independent	01/07/2018
Secretary	Jaime Pérez Renovales
A. Committee Chair since 1 July 2018.
The board of directors appointed the committee's members based on their expertise, skills and experience in the matters the committee handles. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2023, the committee held six meetings. See 'Board and committee preparation and attendance' in section 4.3 for members’ attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2023:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties and activities in 2023
This section summarizes the responsible banking, sustainability and culture committee’s activities in 2023.

Duties	Actions taken
Environmental (E)
Portfolio alignment with Net Zero by 2050
•Reviewed the Group's climate change strategy, providing challenge to it to ensure that it remained a key enabler to achieve our ambition of net zero emissions by 2050.
•Reviewed decarbonization targets in the thermal coal, power generation, energy (oil and gas), aviation and steel sectors and discussed and recommended to the board for approval new decarbonization targets for auto manufacturers (SCIB) and auto lending portfolio in Europe (SCF).
•Reviewed the decarbonization plans of the subsidiaries, covering activity regarding mortgages, commercial real estate and agriculture to further develop our roadmap towards net zero while we address supervisory expectations.
•Endorsed the Group priorities for 2023 in relation to responsible banking, including supporting our customers in their green transition and promoting a sustainable culture.
•Reviewed actions proposed to align with the Task Force on Climate-Related Financial Disclosures (TCFD) recommendations and the transition plans and its communication needed in relation to the Glasgow Financial Alliance for Net Zero (GFANZ).

ESG in risk management
•Reviewed ESG factors introduced in the credit approval process, associated action plans and related achievements.
•Reviewed the proposed risk appetite statement to support the reduction of carbon emissions relative to thermal coal, power generation, energy (oil and gas), aviation and steel sectors.

Green Finance	•Review the green finance strategy and its execution, including the Group´s exposure in green finance more generally.
Biodiversity
•Reviewed a disclosure proposal concerning Banco Santander's position on nature and biodiversity and submitted it to the board of directors for approval.
•Reviewed Santander's participation with respect to the Febraban Protocol, which includes standards for managing the risk of illegal deforestation in Brazil and defines guidelines to be adopted by its signatories.

Environmental Footprint	•Reviewed our 2022-2025 Environmental Footprint Plan and carbon emissions offset criteria. •Monitored carbon footprint offsetting projects across the Group to fulfil public targets.
Regulatory landscape
•Reviewed the main European and international financial regulatory and supervisory initiatives and priorities related to ESG under discussion for 2023 and 2024, to maximize investment in the transition to a low carbon economy by 2050 and increase transparency on business models and operations.

Social (S)
Social agenda	•Reviewed our social agenda, which includes financial inclusion; financial health; business with social output; and corporate social responsibility or philanthropic activities.
Education and other support to communities
•Reviewed the strategy, objectives, and performance indicators in relation to Universia's activity in the communities, in the context of the Group's social agenda, which includes our support to universities in education, employability and entrepreneurship.
•Reviewed and challenged communication strategy in relation to universities.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
Governance (G)
Corporate governance
•Assisted the board in ensuring that responsible banking targets and metrics were embedded in the Group's remuneration schemes. As part of that, reviewed, in coordination with the remuneration committee, a proposal to further increase the alignment of the long-term incentive for 2023-2025 with our ESG agenda.
•Monitored and assessed the Group's progress on its public targets to ensure that its KPIs remained relevant and aligned with committee expectations.
•Worked with the risk supervision, regulation and compliance committee to review the progress made in embedding climate-related and environmental risks, as well as to monitor the implementation of controls and processes to mitigate ESG risks, including greenwashing.
•Reviewed responsible banking progress in the regions, units, global businesses and corporate areas on a regular basis to ensure best practices globally.
•Identified priority ESG areas for action based on the outcomes of a materiality assessment exercise, which the Responsible Banking team conducts every year.
•Verified that the proposed responsible banking agenda and targets remain aligned with Santander´s strategy.
•Reviewed ESG global ratings' assessments of Banco Santander, identifying strengths, areas for improvement and areas of focus. Reviewed any resultant action plans after engaging with investors and NGOs on ESG matters.
•Reviewed reports on customer complaints, their causes and associated action plans launched to reduce and mitigate the identified deficiencies, in coordination with the risk supervision, regulation and compliance committee.
•Revised the environmental, social and climate change risk management policy and the responsible banking and sustainability policy.

ESG reporting
•Supported the audit committee on the supervision and assessment of the process of preparation and presentation of non-financial information according to the applicable regulations and international standards.
•Reviewed the 2023 Group statement on non-financial information and the independent expert's report. See the 'Responsible banking' chapter.
•Reviewed the Climate Finance Report in coordination with the audit committee, prior to its submission to the board for approval, including new targets for the energy, metal and aviation sectors, the action plan for the power generation sector and the disclosures for nature and biodiversity.
•Reviewed the Green Bond Report in coordination with the audit committee, prior to its submission to the board for approval.
•Analysed industry practices in ESG reporting under the Pilar III framework.

Others
•The Chair of the committee periodically reported on its activities to the risk supervision, regulation and compliance committee.
•Invited subsidiary responsible banking, sustainability and culture Chairs to specific committee meetings throughout the year and, in turn, the committee Chair attended specific subsidiary responsible banking, sustainability and culture committee meetings to further enhance communication between them.

Information for general meetings and corporate documents
Shareholder information	•Was represented by Ramiro Mato, in his capacity as committee Chair, to report at the 2023 AGM committee's activities in 2022.
Corporate documents for 2023
•Prepared this activities report on 13 February 2024, which includes a performance review of the committee's functions and key priorities identified for 2024. The board of directors approved it on 19 February 2024.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Achievement of 2023 objectives
The committee took these actions planned for 2023:
•Continued to advise the board on the climate change strategy and our ambition to be net zero by 2050, monitoring the development of our green and sustainable finance proposition and customers’ transition to a low-carbon economy. As part of that, the committee oversaw progress in relation to the implementation of the TCFD recommendations, including the introduction of targets to reduce emissions in certain climate-intensive sectors and the decarbonization plans. As part of that, the committee considered the challenges that the overall economic and geopolitical context entail in this respect.
•Continued to monitor financial health and financial inclusion by reviewing the progress made on specific social metrics and KPIs, such as people financially included in the year and microcredits provided to microentrepreneurs.
•Reviewed the Group's performance assessed by ESG analysts, and supervised the actions for improvement in this respect.
•Monitored the implementation of enablers to further embed ESG in the business and business-as-usual, including Banco Santander's performance of our responsible banking targets and KPIs.
•Provided support to the board in analysing and providing feedback on ESG information for reporting, disclosure, and management purposes, in coordination with the audit committee. Specific updates were provided by the Group's CAO in this respect, with a special focus on the enhancements and progress made by the different units.
•Remained focused on the overall effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner. Specifically, it considered the findings and suggested areas for improvement resulting from the 2022 internal board effectiveness review concerning its remit.
2024 Priorities
The committee set the following priorities for 2024:
•Continue to advise the board on the climate change strategy and our ambition to be net zero by 2050, monitoring the development of our green finance proposition and how the global businesses support our customers’ transition to a low-carbon economy.
•Oversee that actions and targets for climate material exposure and decarbonization strategy are consistent with the TCFD recommendations and support the delivery of our public targets.
•Continue to focus on our sustainable finance proposition to continue promoting customer welfare.
•Analyse the heterogeneity in public policies and actions of authorities and institutions in the countries across our footprint, as well as their associated risks, and the potential impact on our ESG strategy.
•Continue to enhance data quality and monitor ESG disclosures and associated strategy in coordination with the audit committee, in order to meet increasing expectations from stakeholders in the current complex legislative framework.
•Remain focused on the overall effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.10 Innovation and technology committee activities in 2023

Cybersecurity and data strategy remained a top priority of our agenda during the year, recognising the importance of having adequate defences and security controls in place against increasing threats; and how data contributes to improve business growth and customer experience.
In addition, we addressed the challenges and opportunities that artificial intelligence poses to the Group, ensuring that its use promotes effective risk management. In the coming year, we will continue to focus on how innovation and technology can help us deliver on our strategic ambitions, particularly linked to our newly created Retail & Commercial Banking and Digital Consumer Bank global businesses.
An appropriate mix of members’ skills ensured that the committee remained well positioned to fulfil its responsibilities and operate effectively. I would like to thank Bruce Carnegie-Brown, who left the committee in October 2023, for his hard work, contribution, and commitment."

Ana Botín Chair of the innovation and technology committee

"We aim to be the best open financial services platform by acting responsibly. We continued our work on enhancing our technology capabilities to drive the improvement of our customer’s experience when banking with us, while delivering significant efficiencies through cutting-edge technologies and end-to-end automation. In this regard, we remained focused on overseeing the execution and progress of One Transformation and its overall alignment with the 2023 Investor Day targets and the Group’s strategy.

COMPOSITION

Position		Category	Appointed on
Chair	Ana Botín	Executive	23/04/2007A
Members	Homaira Akbari	Independent	27/09/2016
	José Antonio Álvarez	Other external	23/02/2015
	Henrique de Castro	Independent	23/07/2019
	Héctor Grisi	Executive	01/01/2023
	Glenn Hutchins	Independent	20/12/2022
	Belén Romana	Independent	19/12/2017
Secretary	Jaime Pérez Renovales
A. Committee Chair since 19 April 2022.
The board of directors appointed the committee’s members based on their expertise, skills and experience in the matters the committee handles. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2023, the committee held four meetings. See 'Board and committee preparation and attendance' in section 4.3 for members’ attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2023:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties and activities in 2023
This section summarizes the innovation and technology committee’s activities in 2023.

Duties	Actions taken
Digital & innovation
Digital
•Monitored metrics in connection with the digital evolution and associated transformation, with a special focus on customer experience, simplification and efficiency.
•Reviewed core digital strategies to transform the business and accelerate new businesses growth.
•Reviewed strategic technological tools developed internally to further increase value creation across the Group, improving efficiency and driving appropriate synergies.
•Reviewed the execution and progress of One Transformation and its overall alignment with our strategy and targets disclosed at the 2023 Investor Day.

Cloud	•Reviewed the cloud strategy focused on improving innovation, time–to-market and efficiency with a business-based approach.
Innovation framework
•Reviewed the implementation of the technological and strategic plan and Group's innovation agenda, leveraging on our digital and data management capabilities.
•Identified the challenges and capabilities in terms of innovation in order to increase end-to-end business agile transformation.
•Identified new opportunities for accelerated innovation across the Group and increased the likelihood of success in new business models, technologies, systems and platforms.

Technology and operations
Technology and operations (T&O)
•Assisted the board in supervising technological risks in coordination with the risk supervision, regulation and compliance and audit committees.
•Reviewed the global technology strategy plan, reported to the board on T&O planning and activities, and ensured that T&O strategy was properly focused on the Group's relevant priorities, supervising its execution progress through defined top-level strategic KPIs, including those specific to the execution of One Transformation.
•Endorsed the Group's core strategic technology priorities to integrate key digital capabilities, leveraging five pillars: agile, cloud, core systems evolution, artificial intelligence and deep technology related skills and data.
•Continued to oversee the implementation of a new operating model and a common architecture.
•Analysed the priorities of the T&O function and specifically, their alignment with the Group’s ambition to become a 'digital bank with branches', with a special focus on the contact centres’ contribution for such purposes and alternatives for further optimization, simplification and improvement of processes.

Cybersecurity
Strategy
•Reviewed the cybersecurity strategy and the progress made on its main action lines: protecting the Group, bolstering its defences, and generating trust among stakeholders, customers, and society in general.
•Monitored the status and progress made on the fraud prevention plan, including its associated impacts and the actions underway to further harmonize fraud prevention capabilities across the Group.

Risk management oversight
•Assisted the board in the supervision of cybersecurity risks in coordination with the risk supervision, regulation and compliance and audit committees.
•Supervised defences against increasing threats and reviewed security controls and automated security processes.
•Analysed cyber incidents and specific incidents outside the Group according to their relevance and impact, as appropriate.
•Monitored closely the global cybersecurity threat landscape and continued to monitor the associated impacts of the Ukraine war and the conflict in the Middle East.
•Received quarterly updates on cybersecurity risks, with a special focus on crisis simulation exercises and internal data leakage protection.
•Reviewed external threats such as ransomware and analysed the strategy designed to shorten data recovery time and reduce its potential impact.

Data management
Data management
•Reviewed data management strategy and the Models & Data unit's priorities for the year, focusing on the business model and how data contributes to improve the business growth and customer experience.
•Reviewed the Group approach to artificial intelligence usage based on a specific governance and risk management framework.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Duties	Actions taken
Information for general meetings and corporate documents
Corporate documents for 2023
•Prepared this activities report on 25 January 2024, which includes a performance review of the committee's functions and key priorities identified for 2024. The board of directors approved it on 19 February 2024.

Achievement of 2023 objectives
The committee took these actions planned for 2023:
•Reviewed the Group innovation strategy, driving support and coordination to the global businesses and to the development of a global technologic platform.
•Continued to review the effectiveness of data management and analytics as enablers for the Group to fulfil strategic priorities, focusing on the main business use cases and the use of the artificial intelligence considering the international advisory board´s feedback, amongst others, to ensure appropriate support to the Group´s strategy.
•Continued to strengthen the Group’s cybersecurity and fraud ecosystems, proposing strategies to respond to a constantly changing threat environment, while creating additional commercial value and a safe environment for clients.
•Continued to assess and provide suggestions on initiatives, targets, commitments, KPIs and proposed metrics on cross-cutting projects that conformed with the Group's digital strategy, reviewing them to ensure full alignment with the operating model of the Group.
•Remained focused on the overall effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner. Specifically, the committee considered the findings and suggested areas for improvement resulting from the 2022 internal board effectiveness review concerning its remit.
2024 Priorities
The committee set the following priorities for 2024:
•Continue to support the Group’s innovation strategy, aligned with our global businesses, to develop our five technological pillars, supported by our operating model, common architecture and global platforms.
•Continue to drive a culture of innovation that positions data and analytics at the core of our business strategy while meeting regulatory expectations on data management and taking advantage of the benefits of using artificial intelligence.
•Continue to evolve our cyber security defences, with a special focus on emerging threats, as well as to continue to monitor the implementation of the technology and operations transformation model.
•Remain focused on the overall effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner.
4.11 International advisory board
Composition

Position		Background
Chair	Larry Summers	Former Secretary of the US Treasury and President Emeritus and Charles W. Eliot University Professor of Harvard University
Members	Sheila C. Bair	Former Chair of the Federal Deposit Insurance Corporation and former President of Washington College
	Mike Rhodin	Supervisory board member of TomTom and director of HzO. Former IBM Watson Senior Vice President
	Francisco D’Souza	Managing Partner and co-founder at Recognize
	James Whitehurst	Senior Advisor at IBM and former CEO of Red Hat
	George Kurtz	CEO and co-founder of CrowdStrike. Former Chief Technology Officer of McAfee
	Nadia Schadlow	Former Deputy National Security Advisor for Strategy and former Assistant to the President of the United States
	Andreas Dombret	Former board member of Deutsche Bundesbank, of Supervisory Board of the ECB and of Bank International Settlements and former Vice Chair of Bank of America in Europe
	Carolyn Everson	Director at The Coca-Cola Company and The Walt Disney Company. Former chair of Instacart and former vice-president of Global Business Group at Facebook (Meta)
	Juan Ignacio Gallardo Thurlow	Chair of Organización Cultiba, Grupo Azucarero México and Grupo GEPP (PepsiCo bottling company in Mexico)
Secretary	Jaime Pérez Renovales
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
Meetings
The international advisory board meets at least twice a year. In 2023, it met in May and October. It addressed key strategic trending topics for the near future within the overall context of our transformation agenda and our global-local organization with five global businesses. In particular, it covered specific topics such as the advantages and repercussion of the use of

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

artificial intelligence in the financial sector; our brand and its strategic implications; digital assets, crypto trends and business opportunities; the overall global business structure and the cyber threat landscape, amongst others.
4.12 Related-party transactions and other conflicts of interest
Related-party transactions
This section contains the related-party transactions report referred to in recommendation six of the CNMV´s Corporate Governance Code, the audit committee prepared on 13 February 2024.
Directors, senior managers and shareholders
Pursuant to the Rules and regulations of the board, a transaction that Banco Santander or its subsidiaries make with directors, shareholders who hold at least 10% of voting rights or sit on the board, and parties considered "related parties" under the International Financial Reporting Standards must be authorized:
•In the general meeting if it is worth 10% or more of assets on the last consolidated balance sheet; or
•By the board of directors in all other cases. Nonetheless, according to relevant rules and on the audit committee’s recommendation, our board delegated authority to executive bodies, committees and competent proxies to approve related-party transactions if they:
•are carried out under agreements with standard terms that would generally apply to customers who contract for the same product or service;
•are made at prices or rates set by the supplier of such products or service or, where such products or service have no existing prices or rates, under regular market conditions as in business relations with similar customers; and
•do not exceed 0.5% of the net annual income as stated in the last consolidated financial statements approved at the general meeting.
The board approved an internal reporting and monitoring procedure in which the audit committee confirms twice a year that such transactions authorized with delegated board powers are fair and transparent and meet the above-mentioned requirements.
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
In 2023, the audit committee found that no director or related party, in the terms of International Financial Reporting Standards, carried out transactions deemed 'significant' or material to Santander and the related party, or under non-market conditions.
The audit committee confirmed that all related-party transactions in 2023 had been performed correctly after conducting a bi-annual review on their conformity to the law, the Rules and regulations of the board and the conditions set by board resolution, and met the requirements to be considered fair, reasonable and under market conditions (see the audit committee activities report under section 4.5 'Audit committee activities in 2023').
Banco Santander has a policy for the admission, authorisation and monitoring of financing transactions to directors and senior managers as well as to their spouse (or similar partner), a child who is a minor or legal adult and their financial dependent, or a company controlled by a director or a senior manager whose business is to hold assets for the sole purpose of managing their personal or family wealth. The policy applies to financing transactions carried out by Banco Santander, or any of its subsidiaries, and sets out general maximum borrowing rules, interest rates and other conditions that apply to related-party transactions, which are the same for all other employees. It dictates that the board must authorize loans, credit facilities and guarantees extended to Banco Santander's directors and senior managers, and, except the cases listed below, subsequently by the ECB:
•Transactions guaranteed in a collective agreement signed by Banco Santander, with similar terms and conditions to transactions with any employee.
•Transactions made under agreements with standard conditions that generally apply to a large number of customers, if the amount granted to the beneficiary or their related parties does not exceed EUR 200,000.
Note 5.f) 'Loans' to the consolidated financial statements describes the direct risk Grupo Santander maintained with board members as at 31 December 2023. Those transactions are consistent with market conditions, have the same terms and conditions as transactions with employees, and allocate payments in kind where appropriate.
No Banco Santander shareholder holds 10% or more of voting rights or has a seat on the board.
Intra-group transactions
The law does not consider direct or indirect transactions with a wholly-owned subsidiary or investee to be "related-party" if no party related to Banco Santander holds an interest in it. To this end, Santander monitors subsidiaries or investees’ observance of these rules if they can be affected by related-party transactions. The rules and approval bodies and procedures that apply to intragroup transactions are the same as for

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

transactions with customers to make sure they are conducted at market prices and conditions.
Note 53 'Related parties' to the consolidated financial statements and note 47 'Related parties' to the individual financial statements state the balance of transactions with subsidiaries, affiliates, jointly-owned entities, directors, senior managers and related parties.
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
Directors must refrain from using Santander’s name or their position to exert undue influence on private transactions; using corporate assets for private purposes; using business opportunities for personal gain; obtaining favours or remuneration from others for being directors; and engaging in activities for themselves or others that will put them and Banco Santander in competition or permanent conflict.
Directors must report to the board conflicts of interest that they or their related parties may have with Banco Santander, which are to be disclosed in the financial statements. The nomination committee verifies compliance with the rules set from time to time to avoid potential conflicts of interest in other roles held by directors.
In 2023, no director reported a conflict of interest with Santander. Nonetheless, there were 52 abstentions in votes on matters deliberated at board and committee meetings, including 28 instances where directors did not vote on resolutions on nominations, re-elections or board committee assignments; 10 instances concerning remuneration; four instances relating to a transaction between Banco Santander and a director or a close relative of a director; and 10 instances where directors removed themselves during the review of their status and suitability.
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
In a conflict of interest with a listed subsidiary, Banco Santander, as the parent company, must consider the interests of all its subsidiaries and how the conflict may affect the long-term interests of the Group. Subsidiaries should also consider the interests of Grupo Santander when making decisions within their competence.
The Group structures governance on a system of rules that guarantees regulation on governance as well as proper oversight over subsidiaries (see section 7. 'Group structure and internal governance').

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5. Senior management team
The table below shows the profiles of Banco Santander’s Senior Executive Vice Presidents. It does not include executive directors, whose profiles are described in section 4.1 'Our directors').

Name	Position	Profile
Mahesh Aditya	GROUP CHIEF RISK OFFICER
Born in 1962, Mahesh Aditya joined Grupo Santander in 2017 as Chief Operating Officer of Santander Holdings USA. He became Chief Risk Officer in 2018 and Chief Executive Officer of Santander Consumer USA in 2019. Previously, he had been Chief Risk Officer at Visa (2017-2019) and Chief Risk Officer of Retail & Mortgage Banking at JP Morgan, Capital One and Citibank. He was appointed Group Chief Risk Officer in 2023.

Daniel Barriuso	GLOBAL HEAD OF RETAIL & COMMERCIAL BANKING AND GROUP CHIEF TRANSFORMATION OFFICER
Born in 1973, Daniel Barriuso joined Grupo Santander in 2017 as Global Head of Cyber Security (CISO) and Fraud Prevention. In 2023, he was named Senior Executive Vice President, Chief Transformation Officer, and Global Head of Retail and Commercial Banking. Previously, he had held several executive roles at BP, Credit Suisse and ABN AMRO.

Alexandra Brandão	GROUP HEAD OF HUMAN RESOURCES
Born in 1978, Alexandra Brandão joined Grupo Santander in 2003 as Head of Products and Services for Individuals at Santander Totta. She was Global Head of Knowledge and Development at the Grupo Santander Corporate Centre (2012-2016); Head of Human Resources (2016-2018); and Head of Commercial Management and Segments at Santander Portugal (2019-2020). She was appointed Group Head of Human Resources in 2021.

Juan Manuel Cendoya	GROUP HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH
Born in 1967, Juan Manuel Cendoya joined Grupo Santander in 2001 as Senior Executive Vice President and Group Head of the Communications, Corporate Marketing and Research division. In 2016, he was appointed Vice Chair of the board of directors and Head of Institutional and Media Relations of Santander España. Previously, he had been Head of the Legal and Tax department of Bankinter, S.A. He is also a State Attorney for Spain.

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
Born in 1966, José Antonio García joined Grupo Santander in 2003 as Senior Executive Vice President of Global Wholesale Banking of Banesto and was appointed CEO in 2006. Previously, he had served on the executive committee of Citigroup EMEA, as well as on the board of directors of Citigroup Capital Markets, Ltd and Citigroup Capital Markets UK. He was appointed Senior Executive Vice President of Global Corporate Banking in 2012 and Group Chief Financial Officer in 2015.

Juan Guitard	GROUP CHIEF AUDIT EXECUTIVE
Born in 1960, Juan Guitard joined Grupo Santander in 1997 as Head of Human Resources at Santander Investment, S.A. and was also General Counsel and secretary of the board of Santander Investment, S.A. and Banco Santander de Negocios, S.A. In 2002, he was appointed Vice General Counsel of Banco Santander. In 2013, he was Head of Banco Santander’s Risk division. In 2014, he was appointed Group Chief Audit Executive. He is also a State Attorney for Spain.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
Born in 1969, Mónica López-Monís joined Grupo Santander in 2009 as General Counsel and secretary of the board of Banesto. Previously, she had been General Counsel at Aldeasa, S.A. She also was General Counsel at Bankinter, S.A., as well as independent director at Abertis Infraestructuras, S.A. In 2015, she was appointed Senior Executive Vice President of Banco Santander and Group Chief Compliance Officer until her appointment in 2019 as Group Head of Supervisory and Regulatory Relations. She is also a State Attorney for Spain.

Dirk Marzluf	GROUP CHIEF OPERATING & TECHNOLOGY OFFICER
Born in 1970, Dirk Marzluf joined Grupo Santander in 2018 as Senior Executive Vice President and Head of IT and Operations. Previously, he had held several roles at AXA Group, where he became CIO, leading the insurance group’s technology and information security transformation and co-sponsoring its digital strategy. He also held global senior management roles at Accenture, Daimler Chrysler and Winterthur Group.

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

José Luis de Mora	GLOBAL HEAD OF DIGITAL CONSUMER BANK AND GROUP HEAD OF CORPORATE DEVELOPMENT AND FINANCIAL PLANNING
Born in 1966, José Luis de Mora joined Grupo Santander in 2003 to Head the Group’s Strategic Plan Development and Acquisitions. In 2015, he was appointed Senior Executive Vice President and Group Head of Financial Planning and Corporate Development. In 2020, he was named Head of Consumer Finance (now Digital Consumer Bank). He was also Head of Strategy (2019-2023).

Jaime Pérez Renovales	GROUP GENERAL COUNSEL	See profile in section 4.1 'Our directors'.
Marjolein van Hellemondt-Gerdingh	GROUP CHIEF COMPLIANCE OFFICER
Born in 1964, Marjolein van Hellemondt-Gerdingh joined Grupo Santander in 2019 as Senior Executive Vice President and Group Chief Compliance Officer. Previously, she had been Chief Compliance Officer of several banking and financial entities such as NN Group, Zurich Insurance Company and De Lage Landen International B.V.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6. Remuneration

Sections 6.1, 6.2, 6.3, 6.5, 6.6, 6.7, 9.4 and 9.5 comprise the annual report on directors’ remuneration that must be prepared and submitted to the consultative vote of the general shareholders' meeting.
In addition, sections 6.4 and 6.5 sets out the directors' remuneration policy for 2024, 2025 and 2026, which is to be put to a vote at the general shareholders' meeting, which is binding.
The annual report on directors' remuneration and the directors' remuneration policy for 2024, 2025 and 2026 were approved by our board of directors on 19 February 2024. All directors were present at the time of vote casting and voted in favour.
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

1
Remuneration must be in line with shareholders and customers' interests, conducive to creating long-term value and compatible with our rigorous risk management, long-term strategy and values, as well as with maintaining a sound capital base.

2	Fixed remuneration must make up a significant proportion of total compensation.

3	Variable remuneration must reward performance for achieving individual, local company and, as the case may be, Group targets.

4	The global remuneration package and its structure must be competitive in order to attract and retain talent.

5
Remuneration decisions must be free of conflicts of interest and discrimination of any kind different from that based on the performance assessment of objectives and corporate behaviours. Remuneration must be free of gender-based bias and help eliminate inequalities that could result from it.

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
For more details, see section 6.3 about the policy's application in 2023 and section 6.4 about the remuneration policy for 2024 and subsequent years.
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
6.2 Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2023
A. Composition and limits
According to our Bylaws, the remuneration of directors in their roles consists of a fixed annual amount set at the general shareholders' meeting. This amount remains in effect until shareholders vote to amend it, even though the board may reduce it in the years it deems appropriate. At the annual general shareholders' meeting, remuneration for 2023 was set at EUR 6 million, which included (a) annual allotment and (b) attendance fees.
Santander has taken out a civil liability insurance policy for directors and other executives of the Group, subject to usual terms proportionate to its circumstances.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
In 2023, we worked alongside an independent expert to conduct a comparative market analysis on the remuneration of non-executive board members at 20 banks across the world, including Santander’s nine official peers. This analysis concludes that the high dedication of Santander’s board members significantly exceeds the average time commitment of directors at the peer banks analysed, with the hourly rate thus standing between the 25th and the 50th percentile of the sample.

B. Annual allotment
Each director received the amounts for serving on the board and its committees and positions held in them included in the chart below for 2022 and 2023.
In accordance with the remuneration policy approved at the general shareholders' meeting on 31 March 2023, the annual allotment for board and committee membership (except for the executive committee) increased EUR 3,000 compared to the amounts for 2022. Applicable amounts were:

Amount per director in euros	2023	2022
Members of the board of directors	98,000	95,000
Members of the executive committee	170,000	170,000
Members of the audit committee	43,000	40,000
Members of the nomination committee	28,000	25,000
Members of the remuneration committee	28,000	25,000
Members of the risk supervision, regulation and compliance committee	43,000	40,000
Members of the responsible banking, sustainability and culture committee	18,000	15,000
Members of the innovation and technology committee	28,000	25,000
Chair of the audit committee	70,000	70,000
Chair of the nomination committee	50,000	50,000
Chair of the remuneration committee	50,000	50,000
Chair of the risk supervision, regulation and compliance committee	70,000	70,000
Chair of the responsible banking, sustainability and culture committee	50,000	50,000
Chair of the innovation and technology committee	70,000	70,000
Lead independent directorA	110,000	110,000
Non-executive Vice Chair	30,000	30,000
A. Since 2015, Bruce Carnegie-Brown has been allocated EUR 700,000 (including annual allowances and attendance fees) in minimum total annual pay set for the lead independent director, for his services to the board and its committees, particularly as Chair of the nomination and remuneration committees and also as lead independent director; and for the required time and dedication to perform these roles. Bruce Carnegie-Brown has stepped down from his role of Lead Independent Director on 1 October 2023, when he has been succeeded in this position by Glenn Hutchins.
C. Attendance fees
Pursuant to resolutions approved by the board on the remuneration committee’s recommendations, attendance fees for board and committees meetings (with the exception of the executive committee, for which no fees are set) totalled the amounts included in the chart below for the last two years.
The fees have not been modified since 2016. And for 2023, the board voted to keep the same amounts set out in the 2022 policy.

Attendance fees per director per meeting in euros	2023	2022
Board of directors	2,600	2,600
Audit committee and risk supervision, regulation and compliance committee	1,700	1,700
Other committees (excluding executive committee)	1,500	1,500

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

D. Breakdown of Bylaw-stipulated emoluments
Total director Bylaw-stipulated emoluments and attendance fees received in 2023 amounted to EUR 5.3 million (EUR 4.7 million in 2022). This is 11% less than the amount approved at the general meeting. The increase compared to the previous year is mainly due to the fact that the executive committee has incorporated Hector Grisi as CEO of the Bank, and the higher number of board meetings and commissions held in 2023 (15 board meetings in 2023 versus 14 in 2022 and 67 board committee meetings in 2023 versus 62 in 2022, excluding executive committee meetings). Each director earned the following amounts for these items:

		Amount in euros
Directors		2023											2022
		Annual allotment									Board and committee attendance fees	Total By-law stipulated emoluments and attendance fees
	Category	BoardG	EC	AC	NC	RC	RSRCC	RBSCC	ITC	Total
Ana Botín	Executive	98,000	170,000	—	—	—	—	—	98,000	366,000	45,000	411,000	379,900
Héctor GrisiA	Executive	98,000	170,000	—	—	—	—	—	28,000	296,000	43,500	339,500	—
José Antonio Álvarez	Other external	128,000	170,000	—	—	—	—	—	28,000	326,000	45,000	371,000	329,400
Bruce Carnegie-Brown	Independent	203,000	127,500	—	78,000	65,500	—	—	21,000	495,000	81,000	576,000	700,000
Homaira Akbari	Independent	98,000	—	43,000	—	—	—	18,000	28,000	187,000	78,000	265,000	243,800
Javier BotínB	Other external	98,000	—	—	—	—	—	—	—	98,000	39,000	137,000	128,800
Sol Daurella	Independent	98,000	—	—	28,000	28,000	—	18,000	—	172,000	76,500	248,500	229,800
Henrique de Castro	Independent	98,000	—	43,000	—	28,000	—	—	28,000	197,000	86,800	283,800	261,100
Gina Díez	Independent	98,000	—	—	28,000	—	—	16,550	—	142,550	67,500	210,050	171,800
Luis Isasi	Other external	98,000	170,000	—	—	28,000	43,000	—	—	339,000	77,800	416,800	411,600
Ramiro Mato	Independent	98,000	170,000	43,000	—	—	43,000	68,000	—	422,000	95,600	517,600	499,800
Belén Romana	Independent	98,000	170,000	43,000	—	—	113,000	18,000	28,000	470,000	101,600	571,600	549,300
Pamela Walkden	Independent	98,000	—	113,000	—	—	43,000	—	—	254,000	86,600	340,600	323,000
Germán de la Fuente	Independent	98,000	—	43,000	—	—	43,000	—	—	184,000	86,600	270,600	136,683
Glenn HutchinsC	Independent	192,600	—	—	28,000	40,500	—	—	28,000	289,100	82,500	371,600	9,689
Álvaro CardosoD	Independent	—	—	—	—	—	—	—	—	—	—	—	38,601
R. Martín ChavezE	Independent	—	—	—	—	—	—	—	—	—	—	—	146,447
Sergio RialF	Other external	—	—	—	—	—	—	—	—	—	—	—	131,400
		1,699,600	1,147,500	328,000	162,000	190,000	285,000	138,550	287,000	4,237,650	1,093,000	5,330,650	4,691,121
A. Member of board of directors since 1 January 2023.
B. All amounts received were reimbursed to Fundación Botín.
C.From 1 October 2023 the Lead Independent Director, non-executive Vice Chair and Chair of remuneration committee is Mr. Glenn Hutchins, succeeding Mr. Carnegie-Brown.
D. Stepped down as director on 1 April 2022.
E. Stepped down as director on 1 July 2022.
F. Stepped down as director on 1 January 2023.
G. Also includes emoluments for other roles in the board.
I: Independent. N: Non-external (neither proprietary nor independent).
EC: executive committee AC: audit committee NC: nomination committee RC: remuneration committee
RSRCC: risk supervision, regulation and compliance committee. RBSCC: responsible Banking, sustainability and culture committee. ITC: innovation and technology committee.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6.3 Remuneration of directors for executive duties
The policy on directors’ remuneration for executive duties in 2023 was approved by the board of directors and put to a binding vote at the 2023 general shareholders' meeting, with 90.78% votes in favour. The table below summarizes the remuneration policy of Ana Botín and Héctor Grisi.

Component	Type	Policy	Effective in 2023

Gross annual salary	Fixed	→Paid in cash on a monthly basis.	Ana Botin: EUR 3,271 thousand. Héctor Grisi: EUR 3,000 thousand.
Variable remuneration	Variable
→Individual benchmark reference
→Calculated against annual quantitative metrics, a multiplier and a qualitative assessment, and taking into account individual performance.
→50% of each payment is instruments, consisting of Banco Santander, S.A instruments, and restricted stock units (RSUs) of PagoNxt, S.A., split as:
◦the amount of PagoNxt RSUs set for each executive director; and.
◦the rest, all in shares of Banco Santander, S.A.
→The number of instruments is set at the time of the award.
→40% paid in 2024.
→60% deferred in five years.
◦24% paid in equal parts in 2025 and 2026.
◦36% paid in equal parts in 2027, 2028 and 2029, provided certain long-term objectives are met (2023-2025).
•See section 6.3 B ii for details on annual metrics and assessment. •See section 6.3 B iv for details on long-term metrics. •See section 6.3 B iii for details on individual variable pay.
Pension scheme	Fixed	→Annual contribution of 22% of base salary.	•No changes.
	Variable	→Annual contribution of 22% of 30% of the average of variable remuneration in the last three years.	•See section 6.3 C for details on annual contributions and pension balance.
Other remuneration	Fixed
→Includes life, accident and medical insurance, and other in-kind compensation.
→Includes for the Executive Chair a fixed remuneration supplement in cash (not considered salary or pensionable) since supplementary death and disability benefits were eliminated.
•Regarding fixed remuneration supplement, no change for Ana Botín since 2018. •Héctor Grisi will not receive supplement in his fixed remuneration.
		→Payment for non-compete commitment	No changes.
Shareholding policy	N/A
→Executive directors also have the obligation to hold them for three years from their award date, unless the director already holds shares for an amount equivalent to 200% of their net annual salary (calculated on the basis of their gross annual salary). In such case, the regulatory obligation to hold shares is for one year from their grant date.

•Policy updated during 2020 to assure compliance with recommendation 62 to the Good Governance Code for Listed Companies of the CNMV.
•Both Ana Botín and Héctor Grisi maintain an amount in shares higher than 200% of their fixed pay.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

A. Gross annual salary
After five years with no review of gross annual salary, the board resolved that Ana Botín’s gross annual salary would increase a 3% in respect of 2022. In turn, the board approved for Héctor Grisi (new CEO with effect from 1 January 2023), a gross annual salary of EUR 3 million, which means he will maintain a similar total fixed remuneration amount as his predecessor.
It also maintained the fixed pension contribution of 22% of gross annual salary it had agreed in 2022 for 2023.
Executive directors’ gross annual salary and fixed annual contribution to pensions for 2023 and 2022 were as follows:

EUR thousand	2023			2022
	Gross annual salary	Fixed annual pension contribution	TotalA	Gross annual salary	Fixed annual pension contribution	TotalA
Ana Botín	3,271	720	3,991	3,176	699	3,875
Héctor Grisi	3,000	660	3,660	—	—	—
José Antonio Álvarez	—	—	—	2,541	559	3,100
Total	6,271	1,380	7,651	5,717	1,258	6,975
A. Additionally, Ana Botín received in 2023 and 2022 EUR 525 thousand as a fixed remuneration supplement, as disclosed in section B) i) b) of 6.4, Director's remuneration for 2024. José Antonio Alvarez received in 2022 EUR 710 thousand for this concept. Héctor Grisi did not receive fixed remuneration supplement.
B. Variable remuneration
i) General policy for 2023
The board approved the executive directors’ variable remuneration on the remuneration committee’s recommendation, according to the policy approved at the general shareholders' meeting:
•Variable components1 (including the variable part of the contributions to the benefit systems) of executive directors’ total remuneration in 2023 should amount to less than 200% of fixed components, as established by resolution of the general shareholders' meeting on 31 March 2023.
•At the beginning of 2024, on the remuneration committee’s recommendation, the board approved the final amount of the 2023 incentive, based on the set bonus pool in accordance with the directors' remuneration policy approved at the general shareholders' meeting on 31 March 2023, in consideration of:
•Short-term quantitative metrics measured against annual objectives.
•A relative performance multiplier versus market which would multiply by 0.7 to 1.3 the result of the quantitative metrics above.
•A qualitative assessment that cannot adjust the result above by more than 25 percentage points upwards or downwards.
•Any exceptional adjustment that must be supported by evidence.
•The final figure is adjusted to executive directors’ individual target variable remuneration according to the current model and (i) their individual objectives (which generally match the Group’s and cover financial, risk management and solvency position, as well as fostering the global initiatives PagoNxt and Digital Consumer Bank (and the CIB, Wealth and Commercial businesses); and accelerating the transformation of the Bank into One Santander, with a special focus on IT, people and the responsible banking agenda); and (ii) how they achieve them in consideration of how they manage employees and follow the corporate values.

Individual benchmark variable remuneration	Quantitative metrics, a multiplier and qualitative assessmentA	Individual performance	Final individual variable remuneration
A.Any exceptional adjustment supported by evidence
Quantitative metrics and qualitative assessment aspects are described below.
•Payment of the approved incentive is split equally into cash and instruments, the latter as follows:
•EUR 500,000 and EUR 420,000 in PagoNxt, S.L. RSUs for Ana Botín and Héctor Grisi, respectively.
•The rest, all in instruments of Banco Santander. The executive director must decide between receiving such amount all in shares, or receiving in equal parts shares and share options of Banco Santander. In 2023, both executive directors chose to receive them all in shares.
• 40% is paid in 2024, once the final amount has been set. The remaining 60% will be deferred in equal parts over five years (subject to long-term metrics) as follows:
1 As indicated in the first chart in section 6.3 pension contributions include both fix and variable components, the latter of which also form part of total variable remuneration.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•The deferred amount payable in 2025 and 2026 (24% of the total), will be paid if none of the malus clauses described below are triggered.
•The deferred amount payable in 2027, 2028 and 2029 (36% of the total), will be paid if the malus clauses are not triggered and the multi-year targets described below are reached. These targets can reduce these amounts and the number of deferred instruments, or increase them up to a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
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
The payment schedule of the incentive is illustrated below.

						Cash
						Instruments
Immediately following performance year	Deferred not subject to long-term metrics		Long-term performance deferral			Total

						40%
						24%
						36%

2024	2025	2026	2027	2028	2029	100%
All deferred payments can be subject to malus, even if they are not subject to long-term objectives. Similarly, Santander can claw back paid incentives in the scenarios and for the period dictated in the Group’s malus and clawback policy.
ii) Quantitative metrics and qualitative assessment for 2023
Executive directors’ variable remuneration for 2023 has been based on the corporate centre executives' common bonus pool, which calculation comes from the quantitative metrics, a relative performance multiplier versus market and qualitative assessment approved by the board at the beginning of 2023 on the remuneration committee’s recommendation. This also takes into account the input from the human resources committee, which for this purpose counts on the participation of the senior management in charge of the group's Risk, Compliance, Audit, Human Resources and Legal and Financial accounting and control functions, who among others provided input on risk, solvency, liquidity, results' quality and recurrence, and compliance and control. The results for the bonus pool (shown in the chart below) resulting from the process above and reviewed and approved by the board, upon recommendation from the remuneration committee, are shown in the chart below.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Category and (weight)	A.Quantitative metricsA
	Targets	Achievement over target	Assessment
Transformation: (45%)	Total customers (growth) (10%)	Target: 8.83 million. Achievement: 11.05 million.	125.17%
	Active customers (growth) (10%)	Target: 5.43 million. Achievement: 5.43 million.	100.03%
	Revenue per active customer (10%)	Target: EUR 572. Achievement: EUR 597.	104.46%
	Operative cost per active customer (15%)	Target: EUR 251.10. Achievement: EUR 264.	94.82%

Capital (30%)	CET1 ratio	Target: 12.45%. Achievement: 12.54%	125.19%

Profitability (25%)	RoTE (Return on tangible equity)	Target: 15.72%. Achievement: 15.39%.	97.92%
TOTAL metrics			109.22%
A. For this purpose, these metrics may be adjusted upwards or downwards by the board, following a proposal from the remuneration committee, when inorganic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as extraordinary impacts of macroeconomic environment, impairments, restructuring procedures or regulatory changes) have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact not related to the performance of the executive directors and executives being evaluated.

B. MULTIPLIER (relative performance vs. market)	Net interest margin (NIM), cost to income, CoR, NPLs, net promoter score (NPS) and Net Margin after provisions as references.	Santander registered record results in 2023, which enabled us to climb to second in the ranking for net margin after provisions. Moreover, the Group outperformed its peers in terms of capitalization, with an increase of 45% in the measuring period, which is well above our major competitors’ 21% average. Regarding subsidiaries, Spain (NIM and NPS) and Portugal (practically all metrics) were among the top performers, as well as Digital Consumer Bank (NIM and cost to income).	1.02

C. Qualitative assessment
Indicators	Level of achievement	Assessment
Risk (+/- 5%)
Strengthened the control environment and escalation, especially for non-financial risks (fraud, budgeting), market risk and structural risk (management of the US banking crisis). Significant progress with strategic and transformation initiatives, and further integration of advanced risk management techniques (automated decision-making, machine learning, and artificial intelligence).
+3.20%
Compliance (+/- 5%)	General enhancement of the control environment, most notably in relation to regulatory compliance. Progress with the implementation of strategic and transformation initiatives (vulnerable customer strategy and branch conduct rating, among others).	+2.60%
Network Collaboration (+/- 10%)	In 2023, our strategic focus involved the commitment by the global businesses, regions and subsidiaries and cross-cutting functions to work together. Thanks to our unique combination of a global scale with local leadership and a network that creates value for the Group, we nurtured relationships between subsidiaries and regions by sharing expertise and ways of working. In 2023 we monitored performance indicators that showed an increase in cooperation between the global businesses, subsidiaries and support functions, who worked together to create synergy and share best practice in pursuit of our goal to become ONE Santander.	+2.73%
ESG targets (+/- 5%)
(i) We made headway with our target on the percentage of women in senior executive positions — up from 29.3% in 2022 to 31.4% in 2023; (ii) we financially included 1.8 million people through our access and finance programmes; (iii) we raised or facilitated over EUR 22,000 million in green finance and reached EUR 67,700 million in socially-responsible assets under management; (iv) we set new targets for our auto manufacturing and auto lending portfolios, as well as decarbonization plans for key retail portfolios; and (v) we continued to enhance the quality control of our sustainability disclosures.
+3.40%
TOTAL qualitative assessment		+11.93%

D. Exceptional adjustment approved by board of directors upon recommendation of remuneration committee
Following the same rationale applied to the discretionary decreases of 14.5% of the bonus pools of 2019 and 2021 due to worse total shareholder returns, and taking into account the record attributable profit obtained (11,076 million euros, +15% compared to 2022) and the very high shareholders return (+40.5%, beating the average of our peer group by 5%), the board of directors, upon the recommendation of the remuneration committee, agreed to set the same bonus pool (138.91%) as in 2022, thus making an exceptional upward adjustment of +15.57%
+15.57%

Final bonus pool 2023		138.91%
To the total result obtained in the year by the quantitative metrics (109.22%), the result of the multiplier is applied (1.02) and the ones relative to the qualitative evaluation (+11.93%) and the adjustment (+15.57%) are added:
(A X B) + C +D = Final bonus pool result in 2023
The following section details the individual variable remuneration approved by the board.
iii) Determination of the individual variable remuneration for executive directors set in 2023
The board approved executive directors’ variable remuneration on the remuneration committee’s recommendation based on the policy mentioned in the paragraphs above and the result of the quantitative metrics and qualitative assessment described above.
The board also verified that none of the following circumstances have occurred:
•The Group’s ONP2 for 2023 was not more than 50% less than for 2022. Otherwise, variable remuneration would not have been greater than 50% of the benchmark incentive.
2 For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for transactions the board believes have an impact not connected to the performance of evaluated directors, for which extraordinary profit, corporate transactions, impairments, or accounting or legal adjustments that may occur during the year are evaluated. The exclusion in the calculation for these purposes of goodwill impairments is aligned with the supervisors' criteria on their recommendations on dividend distributions.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•The Group’s ONP was not negative. Otherwise, the incentive would have been zero.
The board voted to maintain the same benchmark incentive for Ana Botín in 2023 as in 2022 and established a variable remuneration target for Hector Grisi of EUR 4,200 thousand (aligned with that of his predecessor José Antonio Álvarez).
Variable contributions to pensions were not modified in 2023, so the amounts are the 22% of the 30% of the last three assigned bonus' average. This means complying with Circular 2/2016 of the Bank of Spain, standard 41, on pension benefits, by which a part of not less than 15% must be based on variable components.
Breakdown of immediately payable and deferred remuneration
In 2023, Santander’s strong performance and excellent execution of our strategy enabled us to deliver record attributable profit of EUR 11,076 million (+15,3% compared to 2022 results) and a capital ratio of 12.3% (achieving our public target). We also achieved a very high total shareholder return of +40.5% (5% above the average of our official group of nine peers3 in relative terms). Because of the double digit growth in net profit coupled with the highest TSR in the last 14 years, the board approved to maintain the same bonus pool as in 2022, at 138.91%, for which an extraordinary adjustment of +15.57% was made, in the same manner as the 2021 and 2019 pools were both reduced by extraordinary adjustments (due to worse shareholders return), with a combined impact of -30%.
As a result, and considering the exceptional contribution made by the Chairman and the CEO to the achievement of these exceptional results, on the basis of the pool detailed above, and taking into consideration the fulfillment of their individual objectives, the board of directors, upon recommendation of the remuneration committee, approved the variable remuneration disclosed below, which means an increase of 5% of the Executive Chair's total compensation vs 2022, and a reduction of 9% in the case of Héctor Grisi (compared to his predecessor).
Furthermore, the ratio of executive directors’ total remuneration to underlying attributable profit fell from 0.23% in 2022 to 0.19% in 2023, as shown in section 6.3.I.
The immediately payable variable remuneration in deferred amounts not contingent on long-term metrics and variable remuneration deferred and contingent on long-term objectives approved by the board of directors, following a proposal by the remuneration committee resulting from the aforementioned process are:

Immediately payable and deferred (not linked to long-term objectives) variable remuneration

EUR thousand	2023				2022
	In cash	In sharesA	In RSUsA	Total	In cash	In sharesB	In share optionsB	In RSUsB	Total
Ana Botín	2,848	2,648	200	5,696	2,702	1,229	1,229	243	5,403
Héctor Grisi	1,952	1,784	168	3,904	—	—	—	—	—
José Antonio Álvarez	—	—	—	—	1,823	830	830	164	3,647
Total	4,800	4,432	368	9,600	4,525	2,059	2,059	407	9,050
A. The amounts in the foregoing table correspond to a total of 1,168 thousand shares of Banco Santander and 6 thousand RSUs of PagoNxt, S.L.
B. The amounts in the foregoing table correspond to a total of 667 thousand shares in Banco Santander, 1,795 thousand share options and 8 thousand RSUs in 2022 for Ana Botín and José Antonio Álvarez .
The following chart states deferred variable remuneration at fair value, which will only be received in 2027, 2028 and 2029 if the long-term multi-year targets are met (see section 6.3 B iv)) and beneficiaries continue to be employed at Grupo Santander, in accordance with the terms approved in the general shareholders' meeting, and no circumstances triggering malus clauses occur4:

Deferred variable remuneration linked to long-term objectives (fair value)

EUR thousand	2023				2022
	In cash	In sharesA	In RSUsA	Total	In cash	In sharesB	In share optionsB	In RSUsB	Total
Ana Botín	1,121	911	210	2,243	1,064	404	404	255	2,128
Héctor Grisi	769	592	176	1,537	—	—	—	—	—
José Antonio Álvarez	—	—	—	—	718	273	273	172	1,436
Total	1,890	1,504	386	3,780	1,782	677	677	428	3,564
A. The number of shares in the table total 396 thousand shares of Banco Santander and 6 thousand RSUs of PagoNxt S.L.
B.219 thousand shares, 590 thousand share options and 9 thousand RSUs of PagoNxt S.L in 2022.

3 Peer group: BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit.
4 Corresponds to the fair value of the maximum amount to be received over a total of 3 years, subject to continued service -with certain exceptions-, non- applicability of malus clauses and compliance with set goals. Fair value was estimated at the plan award date on account of several scenarios for the variables in the plan during the measurement periods.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Fair value has been determined on the grant date based on the valuation of an independent expert, Willis Towers Watson. Based on the design of the plan for 2023 and success levels of similar plans at peer entities, the fair value was considered to be 70% of total value linked to long-term objectives assigned.
The maximum amount of shares to be delivered under the plan is within the maximum amount of the award to be delivered in shares (EUR 11.5 million) approved by 2023 general shareholders’ meeting for executive directors. This number of shares has been calculated with the weighted average daily volume of weighted average listing prices of Banco Santander shares in the 50 trading sessions prior to the Friday (not inclusive) before 30 January 2024 (the date on which the board approved the 2023 bonus for executive directors), which was EUR 3.793 per share. According to an independent experts' valuation, the price per PagoNxt, S.L. RSU equals EUR 60.34.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

iv) Multi-year targets linked to the payment of deferred amounts in 2027, 2028 and 2029
The multi-year targets linked to the payment of the deferred amounts payable in 2027, 2028 and 2029 are:

	Metrics	Weight		Target and compliance scales (metrics ratios)
A	Banco Santander’s consolidated Return on tangible equity (RoTE) target in 2025	40%		If RoTE in 2025 is ≥ 17%, then metric ratio is 1.5 If RoTE in 2025 is ≥ 14% but <17%, then metric ratio is 0 – 1.5B If RoTe in 2025 is < 14%, then metric is 0
B	Relative Total Shareholder Return (TSR)A in 2023-2025 within a peer group	40%
If ranking Santander above or equal percentile 100, then metric ratio is 1.5
If ranking Santander between percentiles 75 and 100 (not inclusive), then metric ratio is
1 – 1.5C
If ranking Santander between percentiles 40 and 75 (not inclusive), then metric ratio is 0.5 – 1C
If ranking Santander below percentile 40, then metric ratio is 0

C	Four ESG (environmental, social and governance) metrics with same weighting (1/4 x Coefficient 1 + 1/4 x Coefficient 2 + 1/4 x Coefficient 3 +1/4 x Coefficient 4) On which: Coefficient 3: (0.7 x Subcoefficient 3.a) + (0.3 x Subcoefficient 3.b)	20%	1)
If % women in senior executive positions in 2025 is ≥ 36%, then metric ratio is 1.25
If % women in senior executive positions in 2025 is ≥ 35% but <36%, then metric ratio is
1 – 1.25D
If % women in senior executive positions in 2025 is ≥ 29.3% but <35%, then metric ratio is 0 – 1D
If % women in senior executive positions in 2025 is < 29.3%, then metric ratio is 0

			2)
If number of banking proposals or tailored financeE between 2023 and 2025 (in million) is ≥ 6, then metric ratio is 1.25
If number of banking proposals or tailored financeE between 2023 and 2025 (in million) is ≥ 5 but <6, then metric ratio is 1 – 1.25D
If number of banking proposals or tailored financeE between 2023 and 2025 (in million) is ≥ 3 but <5, then metric ratio is 0 – 1D
If number of banking proposals or tailored financeE between 2023 and 2025 (in million) is < 3, then metric ratio is 0

			3) a.
If green finance raised and facilitatedF target between 2019 and 2025 (in euro billions) is ≥ 240, then metric ratio is 1.25
If green finance raised and facilitatedF target between 2019 and 2025 (in euro billions) is ≥ 220 but < 240, then metric ratio is 1 –1.25D
If green finance raised and facilitatedF target between 2019 and 2025 (in euro billions) is ≥ 160 but < 220, then metric ratio is 0 –1D
If green finance raised and facilitatedF target between 2019 and 2025 (in euro billions) is < 160, then metric ratio is 0

			3) b.
If socially responsible investmentsG (in euro billions) in 2025 is ≥ 102, then metric ratio is 1.25
If socially responsible investmentsG (in euro billions) in 2025 is ≥ 100 but < 102, then metric ratio is 1 –1.25D
If socially responsible investmentsG (in euro billions) in 2025 is ≥ 53 but < 100, then metric ratio is 0 – 1D
If socially responsible investmentsG (in euro billions) in 2025 is < 53, then metric ratio is 0

			4)
If credit risk exposure with customers affected by the thermal coalH (in euro billions) in 2025 is ≤ 3.8, then metric ratio is 1.25
If credit risk exposure with customers affected by the thermal coalH (in euro billions) in 2025 is < 5.8 but > 3.8, then metric ratio is 1 –1.25D
If credit risk exposure with customers affected by the thermal coalH (in euro billions) in 2025 is = 5.8, then metric ratio is 1
If credit risk exposure with customers affected by the thermal coalH (in euro billions) in 2025 is > 5.8, then metric ratio is 0

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
F. Grupo Santander's contribution to green business: SCIB, Retail & Commercial banking and Digital Consumer Bank. It is measured with cumulative data since 2019.
G.Funds registered under article 8 and 9 (SFDR) in the EU, including third-party funds and SAM´s Latin American funds that meet equivalent criteria.
H. Credit risk exposure with customers affected by the thermal coal 2030 phase-out target: power generation customers with more than 10% of revenues coming from thermal coal and thermal coal-mining customers.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

To determine the annual amount of the deferred portion linked to objectives corresponding to each board member in 2027, 2028 and 2029, the following formula shall be applied to each of these payments ('final annuity') without prejudice to any adjustment deriving from the malus clauses:
Final annuity = Amt. x (2/5 x A + 2/5 x B + 1/5 x C)
where:
•'Amt.' is one third of the variable remuneration amount deferred conditional on performance (i.e. Amt. will be 12% of the total variable pay set in early 2024).
•'A' is the RoTE coefficient according to the scale in the table above, based on RoTE at year-end 2025.
•'B' is the TSR ratio calculated as the scale in the table above, according to the relative performance of Banco Santander’s TSR within its peer group in 2023- 2025.
•'C' is the coefficient resulting from the sum of weighted coefficients for each of the four Responsible Banking targets for 2025 described above.
•In any event, if the result of (2/5 x A + 2/5 x B +1/5 x C) is greater than 1.25, the multiplier will be 1.25.
v) Malus and clawback
Deferred amounts (whether or not contingent on multi-year targets) will be earned if the beneficiary continues to work with the Group5, and none of the circumstances triggering malus clauses arise before each payment, according to the section on malus and clawback clauses in the remuneration policy.
Similarly, Banco Santander can clawback any paid variable amounts in the scenarios and for the period dictated by the terms and conditions in the said policy.
Variable remuneration for 2023 can be clawed back until the beginning of 2030.
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

In addition to the existing policy on malus and clawback clauses of our remuneration policy, the board of directors of Banco Santander at its meeting held on 28 November 2023, following the proposal from the remuneration committee on 27 November 2023, approved an addendum to our remuneration policy to comply with the new SEC (US Securities and Exchange Commission) regulations relating to the recoupment of compensation erroneously received by the executive directors of Banco Santander, S.A., and senior management, in the event of a financial restatement (according to the regulation) resulting from material noncompliance with financial reporting requirements under federal securities laws. The new addendum to our remuneration policy, entitled "Financial Statement Restatement Compensation", is included as an exhibit to our Annual Report on Form 20-F report filed with the SEC.
The application of malus or clawback clauses for executive directors shall be determined by the board of directors, at the proposal of the remuneration committee, and cannot be proposed once the retention period for the final payment in shares under the plan has elapsed in early 2030. Therefore, the board determines the specific deferred incentive amount to be paid as well as any amount that could be subject to clawback, upon on the remuneration committee’s recommendation and depending on the level of compliance with the conditions for applying malus clauses.
5 When the beneficiary’s relationship with Banco Santander or another Group entity terminates because of retirement, early retirement or pre-retirement; a dismissal ruled by the courts to be wrongful; unilateral withdrawal for good cause by an employee (which includes the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules); permanent disability or death; mandatory redundancy; or because an employer other than Banco Santander ceases to belong to Grupo Santander, the right to receive shares and deferred amounts in cash and any amounts of the deferred amounts in cash adjusted for inflation will remain under the same conditions in force as if none of such circumstances had occurred. In the case of death, the right will pass to the beneficiary’s heirs.
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

C. Main features of the benefit plans
Executive directors participate in the defined contribution pension scheme created in 2012, which covers contingencies due to retirement, disability and death.
According to the 2012 system, contracts for Ana Botín and other senior managers with defined benefit pension obligations were transformed into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement, even if they are not active at Banco Santander at the time, based on contributions to the system. It also replaced their previous right to receive a pension supplement in the event of retirement.
The initial amount Ana Botín in the new defined contribution pension scheme corresponded to the market value of the assets for which the provisions for due obligations were recognized when the previous pension commitments had been transferred to the new pension scheme.
Every year since 2013, Banco Santander has been contributing to the pension scheme for executive directors and other members of the executive team in proportion to their pensionable bases until their departure from the Group, retirement, death or disability. In general terms, the pensionable base for executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts. Contributions will be 22% of pensionable bases in all cases. For Héctor Grisi, CEO from 1 January 2023, since he has not been in the position for three years, the calculation of the variable portion was done using his gross variable remuneration in that financial year.
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
The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The economic rights of the directors previously mentioned belong to them even if they are not active at Banco Santander at the time of their retirement, death or disability. Their contracts do not stipulate any severance payment outside the extent of the law for termination of contract.
The provisions recognised in 2023 for retirement pensions amounted to EUR 2,110 thousand (EUR 1,892 thousand in 2022), as broken down below.

EUR thousand	2023	2022
Ana Botín	1,144	1,081
Héctor Grisi	966	—
José Antonio Álvarez	—	811
Total	2,110	1,892
The amounts corresponding to each director as of 31 December 2023 and 2022 in the pension scheme are:

EUR thousand	2023	2022
Ana Botín	49,257	46,725
Héctor Grisi	585	—
José Antonio Álvarez	19,495	18,958
Total	69,338	65,683
D. Other remuneration
Grupo Santander also takes out insurance policies for life, health and other contingencies for its executive directors. This other remuneration component includes the fixed supplement approved for Ana Botín to replace the supplementary benefits from the pension scheme eliminated in 2018, in addition to the cost for insuring death or disability until they retire. Executive directors are also covered under the Group’s civil liability insurance policy.
Note 5 to the Group’s consolidated financial statements describes other benefits received by executive directors in detail.
E. Shareholdings
In 2016, on the remuneration committee’s recommendation, the board of directors approved a shareholding policy to better align executive directors with shareholders’ long-term interests.
According to this policy, in addition to the executive directors’ commitment to maintaining a significant holding of shares in the Group for as long as they have their role, executive directors have five years to demonstrate that their personal assets include shares in Banco Santander that amount (net of taxes) to twice their gross annual salary on that date. The following table show the ratio, with a share price of EUR 3.793:

	2023
	Gross annual salary (thousand)	Number of shares (thousand)	X
Ana Botín	3,271	32,625	37.8
Héctor Grisi	3,000	1,694	2.1

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

F. Remuneration of board members as representatives of Banco Santander
The executive committee has resolved that the remuneration received by executive directors who represent Banco Santander on boards of companies where it owns equity and were appointed after 18 March 2002 will accrue to the Group. No executive director received remuneration for this type of representation in 2023.
The following table includes the remuneration received by non-executive directors on a personal basis in other Group entities:

Director	Position	Remuneration
Homaira Akbari	Member of the board of Santander Consumer USA Holdings, Inc.	USD 120 thousand (EUR 111 thousand)
	Member of the Board of PagoNxt, S.L.	EUR 200 thousand
Henrique de Castro	Member of the Board of PagoNxt, S.L.	EUR 200 thousand
José Antonio Álvarez	Member of the Board of PagoNxt, S.L.	EUR 200 thousand
	Member of the Board of Banco Santander (Brasil) S.A.	BRL 755 thousand (EUR 141 thousand)
Pamela Walkden	Member of the Santander UK, plc and Santander UK Group Holdings Limited	GBP 132 thousand (EUR 152 thousand)

Likewise, Luis Isasi was paid EUR 1,000 thousand for his role as non-Executive Chair of Santander España and for Santander España board and committees meetings (amount included in the chart below as "other remuneration" as it is paid by Banco Santander).
And finally, José Antonio Álvarez received a fixed remuneration of EUR 1,750 thousand as strategic adviser of Grupo Santander, as well as the life and health insurance contributions and the supplement for having waived the death and disability policy disclosed in the table in section G below.
G. Individual remuneration of directors for all items in 2023
Below is a breakdown of each director’s short-term salary (payable immediately) and deferred remuneration not based on long-term performance for 2023 and 2022. Statistical information on remuneration required by the CNMV (9.5) and Note 5 to the Group’s consolidated financial statements contains disclosures on shares delivered in 2023 under the deferred remuneration schemes of previous years where conditions for their delivery were met in the related years.

	EUR thousand
Directors	2023									2022
	Bylaw-stipulated emoluments		Salary and bonus of executive directors						Total	Total
	Board and board committees annual allotment	Board and committee attendance fees	Fixed Salary	Immediate payment bonus (50% in instruments)	Deferred payment bonus (50% in instruments)	Total	Pension Contribution	Other remunerationF
Ana Botín	366	45	3,271	3,560	2,136	8,967	1,144	1,022	11,544	11,001
Héctor GrisiA	296	44	3,000	2,440	1,464	6,904	966	47	8,257	—
José Antonio Álvarez	326	45	—	—	—	—	—	3,182	3,553	9,086
Bruce Carnegie-Brown	495	81	—	—	—	—	—	—	576	700
Homaira Akbari	187	78	—	—	—	—	—	—	265	244
Javier BotínB	98	39	—	—	—	—	—	—	137	129
Sol Daurella	172	77	—	—	—	—	—	—	249	230
Henrique de Castro	197	87	—	—	—	—	—	—	284	261
Gina Díez	143	68	—	—	—	—	—	—	211	172
Luis Isasi	339	78	—	—	—	—	—	1,000	1,417	1,412
Ramiro Mato	422	96	—	—	—	—	—	—	518	500
Belén Romana	470	102	—	—	—	—	—	—	572	549
Pamela Walkden	254	87	—	—	—	—	—	—	341	323
Germán de la Fuente	184	87	—	—	—	—	—	—	271	137
Glenn Hutchins	289	83	—	—	—	—	—	—	372	10
Álvaro CardosoC	—	—	—	—	—	—	—	—	—	39
R. Martín ChavezD	—	—	—	—	—	—	—	—	—	147
Sergio RialE	—	—	—	—	—	—	—	—	—	131
Total 2023	4,238	1,097	6,271	6,000	3,600	15,871	2,110	5,251	28,567	—
Total 2022	3,762	931	5,717	5,656	3,394	14,767	1,892	3,719	—	25,071
A.Member of board of directors since 1 January 2023.
B. All amounts received were reimbursed to Fundación Botín.
C. Stepped down as director on 1 April 2022.
D. Stepped down as director on 1 July 2022.
E. Stepped down as director on 1 January 2023.
F. Other remuneration includes for Luis Isasi EUR 1,000 thousand for his role as non-executive Chair of Santander España and for Santander España board and committees meetings. For José Antonio Álvarez, this amount includes remuneration as strategic advisor of Grupo Santander, life and health insurance contributions (EUR 722 thousand) and the supplement for having waived the death and disability policy (EUR 710 thousand).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The following table provides each executive director’s salary contingent on multi-year targets. It is only paid if they remain active in the group, malus clauses do not apply and set multi-year targets are achieved (as depending on their achievement, the amounts will be increased (limited to 125%), reduced, or even be zero, if the related minimum thresholds are not achieved):

	EUR thousandA
	2023	2022
Ana Botín	2,243	2,128
Héctor Grisi	1,537	—
José Antonio Álvarez	—	1,436
Total	3,780	3,564
A. Fair value of the maximum amount receivable over a total of 3 years (2027, 2028 and 2029), which was estimated when the plan was granted, based on several scenarios relating to variables in the plan during the measurement periods.
H. Ratio of variable to fixed pay components in 2023
At the 2023 AGM, shareholders approved a maximum ratio of 200% of variable to fixed components in executive directors’ pay.
The table below shows the ratio of variable components to fixed components for each executive director’s total pay in 2023. This ratio increased slightly from 2022 by 3 pp for Ana Botín.

2022

2023
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
I. Comparative analysis of directors' remuneration, company performance and average remuneration of employees
This chart summarizes directors’ compensation (short-term remuneration, deferred variable remuneration and/or deferred variable remuneration linked to multi-year targets included, excluding pension contributions) for executive duties in relation to underlying attributable profit. The weight of executive directors’ remuneration relative to underlying attributable profit continues to decline since 2013.

Ratio of executive directors’ total remuneration to underlying attributable profit

0.48%
0.41%
0.41%
0.39%
0.37%
0.32%
0.29%
0.23%
0.27%
0.23%
0.19%
–59%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The following chart shows the comparative analysis between the directors' remuneration, the company performance (underlying profit attributable to the Group, audited profit before taxes and ordinary ROTE) and the average remuneration of Santander employees (other than directors and in a full time equivalent basis) in the last 5 years:

Directors' remuneration[1] (EUR thousand)	2023	% var. 23/22	2022	% var. 22/21	2021	% var. 21/20	2020	% var. 20/19	2019
• Executive Directors
Ana Botín	11,544	5%	11,001	(4)%	11,435	68%	6,818	(32)%	9,954
Héctor GrisiA	8,257	—
• Non-Executive Directors[2]
José Antonio Álvarez	3,553	(61%)	9,086	(1%)	9,160	52%	6,018	(27%)	8,270
Bruce Carnegie-Brown	576	(18%)	700	—	700	18%	595	(15%)	700
Javier BotínB	137	6%	129	—	129	6%	122	(11%)	137
Sol Daurella	249	8%	230	(4%)	239	12%	214	(11%)	240
Belén Romana	572	4%	549	3%	533	28%	417	(21%)	525
Homaira Akbari	265	9%	244	(2%)	248	23%	202	(11%)	226
Ramiro Mato	518	4%	500	—	499	16%	430	(14%)	500
Henrique de Castro	284	9%	261	(2%)	267	23%	217	152%	86
Pamela Walkden	341	6%	323	7%	303	42%	214	529%	34
Luis Isasi	1,417E	—	1,412E	—	1,406E	49%	943	—	—
Gina Díez Barroso	211	23%	172	32%	130	—	4	—	—
Germán de la FuenteC	271	—	137	—	—	—	—	—	—
Glenn HutchinsD	372	—	10	—	—	—	—	—	—
Company’s performance
Underlying profit attributable to the Group (EUR mn)	11,076	15%	9,605	11%	8,654	70%	5,081	(38%)	8,252
Consolidated results of the Group[3] (EUR mn)	16,459	8%	15,250	5%	14,547	—	(2,076)	—	12,543
Ordinary RoTE	15.06%	13%	13.37%	5%	12.73%	71%	7.44%	(37%)	11.79%
Employees' average remuneration[4] (EUR thousand)	58	3%	56	1%	56	18%	47	(12%)	54
Employees' average remuneration in Spain[5] (EUR thousand)	73	6%	68	10%	62	(2%)	63	—	n.a.
1. Deferred variable remuneration linked to long-term objectives not included.
2. Non-executive directors' remuneration fluctuations are caused by joining or leaving the board of directors and the difference in the amount of meetings they assist during the year. Hence there is no correlation between their remuneration and the company performance.
3.Group operating profit/(loss) before tax.
4. Employee average remuneration includes all concepts, including other remuneration. Full-time equivalent data. Normally the increases or decreases in remuneration are greater for the executive directors, depending on the results of the entity, because the percentage of variable remuneration over fixed remuneration in an average employee is lower than that of the executive directors. Variable remuneration data accrued in the current year, both for employees and executive directors. Evolutive data also impacted by exchange rate performance in the group's geographies. Full time equivalent data considered.
5.Total employees in Spain geography. Fixed remuneration + effective bonus received in the year. Not included all concepts. Not impacted by exchange rates.
A. Member of board of directors since 1 January 2023.
B. All amounts received were reimbursed to Fundación Botín.
C. Director since 1 April 2022.
D. Director since 20 December 2022.
E. Includes EUR 1,000 thousand for his role as non-executive Chair of Santander España and for Santander España board and committees meetings.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

J. Summary of link between risk, performance and remuneration
Banco Santander's remuneration policy and its application in 2023 have promoted sound and effective risk management, at the same time as supported the fulfilment of long-term business objectives.
The key elements of the remuneration policy for executive directors making alignment between risk, performance and reward in 2023 were as follows:

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
6.4 Directors' remuneration policy for 2024, 2025 and 2026
Remuneration policy principles and remuneration system
A. Directors’ remuneration in their capacity as such
Director’s remuneration is regulated by article 58 of Banco Santander’s Bylaws and article 33 of the Rules and regulations of the board of directors. For 2024, 2025 and 2026, no changes to the principles and composition of directors’ remuneration for supervisory and collective decision-making duties are planned with respect of those in 2023. They are described in sections 6.1 and 6.2.
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
While there are no planned changes to the principles on executive directors’ remuneration for executive duties in 2024, 2025 and 2026 (sections 6.1 and 6.3), changes to the corporate bonus scheme are being proposed as detailed below.
With the aim of simplifying the system, the number of steps for setting the yearly variable remuneration is reduced by converting the relative performance multiplier against the market into one of the elements of the qualitative assessment, instead of being an intermediate step between the result of quantitative metrics and the qualitative assessment.
However, to ensure that the multiplier is sufficiently relevant, its weight will be +/-10%, higher than the rest of the elements in the qualitative assessment (which will have a weight of +/-5%), after reducing the Network Collaboration item from +/-10% to +/-5% and merging compliance and risk into one.
Second, variable remuneration in 2024 for executive directors will be paid 50% in cash and 50% in instruments. The part to be received in instruments split as follows:
◦EUR 500,000 and EUR 420,000 in PagoNxt, S.L. RSUs for Ana Botín and Héctor Grisi, respectively.
◦The rest, all in shares of Banco Santander.
For the rest of the identified staff, variable remuneration will be paid 50% in cash and 50% in shares of Banco Santander.
Third, it is proposed to maintain the long-term performance metrics, prioritising in this way shareholder returns and the Group's profitability in the long-term, as well as sustainability of the balance sheet and its activities and how they are carried out. Therefore these metrics will be:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•Relative performance of Banco Santander's total shareholder return (TSR) compared to our peer group. Its weight will be 40% of the total.
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
Specifically, as regards 2024, Ana Botín would receive the equivalent of EUR 500 thousand in RSUs, and Héctor Grisi would receive the equivalent of EUR 420 thousand in RSUs, in accordance with PagoNxt, S.L.'s long term incentive plan. Each RSU would grant the right to a share in PagoNxt, S.L. or the holding entity of its group (or its equivalent in cash) at the moment when, according to such plan, a liquidity event, a repurchase or a liquidation of such instruments takes place.
This plan is subject to the same principles of risk alignment, variable remuneration caps, deferrals and malus and clawback as the incentive which applies to executive directors described herein, but with payment being done in PagoNxt instruments.
Also, Banco Santander conducts an annual comparative review of executive directors’ and top management remuneration. In 2024, the peers that comprise the review are BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit, based on their market capitalization, global scale, brand recognition, geographical diversification, business model and regulatory framework. The incorporation of US and Brazilian banks is justified by the strong presence of Banco Santander in those countries, where Santander is listed (in the New York Stock Exchange and Brazilian Stock Exchange of São Paulo).
Our findings show that Banco Santander does not award its executive directors any remunerative components outside of common market practice.
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
•Sustainability: A remuneration framework that is sustainable in terms of associated costs, cost control, and related objectives (as described in the policy) that ensure variable remuneration is commensurate with the Group's performance, disincentivize short termism and promote long-term sustainability. The remuneration scheme for the 1,152 identified staff also includes deferrals of up to 60% of variable remuneration, payment 50% in Santander instruments (subject to one-year retention) and malus and clawback clauses.
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
•Social responsibility: Employees’ pay cannot be lower than the legal minimum wage or the living wage in the country where they work. Additionally, in order to give our social responsibility prominence in remuneration, the Group’s responsible banking objectives for employee remuneration include the people financially included metric.
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
Directors’ remuneration for 2024
A. Directors' remuneration in their capacity as such
In 2024, directors, in their capacity as such, will receive remuneration for supervisory and collective decision-making duties for a total of up to EUR 6 million as authorised by the shareholders at the April 2023 AGM (which will again be put to a vote at the 2024 AGM). It consists of:
•annual allocation, and
•attendance fees.
The board of directors, upon recommendation of the remuneration committee, approved to maintain the same amounts for annual allotments as those initially established for 2023 disclosed in section 6.2.B and C above, except for the responsible banking, sustainability and culture committee

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

(RBSCC), which will be updated to EUR 28 thousand, thus equalizing its remuneration to other committees of mandatory existence, considering the importance and complexity of the matters addressed in it, such as the supervision of non-financial information, which the RBSCC carries out in coordination with the audit committee.
Also, since the attendance fees have not been reviewed since 2016, the board of directors, upon recommendation of the remuneration committee, approved an increase of 4% in respect of 2023. This increase is applied to compensate for the higher time commitment (as indicated at the beginning of section 6.2 above) of board members, compared to those of other comparable banking groups.
Both updates would mean an effective total rise in total director Bylaw-stipulated emoluments and attendance fees received of less than 2%.
The specific amounts and the form of payment are determined by the board of directors in the manner described in section 6.2 above, based on the objective circumstances of each director.
Additionally, as indicated in the description of the director remuneration system, Banco Santander will pay its directors’ the corresponding civil liability insurance premium in 2024. The related policy is common to all executives and was taken out under usual market condition, proportionate to Banco Santander's situation.
B. Executive directors' remuneration for the performance of executive duties
i) Fixed remuneration components
A) Gross annual salary
On the remuneration committee’s recommendation, and due to the excellent business results and total shareholder return in 2023, in order to ensure a competitive remuneration compared to other peer groups, the board resolved to increase 5% the annual salary for Ana Botín and Héctor Grisi in 2024. The average remuneration of the Group’s staff in Spain has increased by 6% from 2022 to 2023 (+5% on a like for like basis).
Likewise, their gross annual salary amounts may increase owing to adjustments made to the fixed remuneration mix based on the criteria approved by the remuneration committee, provided this does not entail any cost increase for Banco Santander.
B) Other fixed remuneration components
•Benefit systems: defined contribution schemes as set out in section 'Benefit schemes'6.
•Supplement to fixed salary: Ana Botín will receive EUR 525,000 as a supplement to her fixed pay in 2023. This was approved in 2018 when the supplementary death and disability pension schemes were eliminated. Héctor Grisi will not receive any supplement of this kind.
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
ii) Variable remuneration components
The board approved the policy on executive directors’ variable remuneration for 2024 on the remuneration committee's recommendation, based on the remuneration policy principles described under section 6.3.
Executive directors’ variable remuneration consists of a single incentive scheme, linked to the achievement of short-and long-term objectives. It is structured as follows:
•The final amount of variable remuneration will be set at the start of the following year (2025) based on the benchmark amount and subject to compliance with the annual objectives described under section B) below.
•40% of the incentive will be paid immediately once the final amount has been set, and 60% will be deferred in equal parts paid out over five years and subject to long-term metrics:
•The amount deferred over the first two years (24% of the total) will be paid in 2026 and 2027 on the condition that no malus clauses described under section 6.3 B v) are triggered.
•The amount deferred over the next three years (36% of the total) will be paid in 2028, 2029 and 2030, on the condition that no malus clauses are triggered and long-term targets –described in section D) Deferred incentive subject to long-term performance objectives– are met.
The Group can clawback incentives already paid in the cases and during the term set out in its malus and clawback policy, described under section 6.3 B v).
Exceptionally, when a new executive director joins Banco Santander, his/her variable pay may include a sign-on bonus and/or buyouts.
Variable components in executive directors’ total remuneration for 2024 cannot exceed the limit of 200% of fixed components submitted for approval to the 2024 AGM. However, under EU regulations on remuneration, certain variable components can be excluded.
The proportion of fixed and variable remuneration elements of Banco Santander executive directors is due to the European regulation set out in the CRD V directive. In this sense, the setting of higher fixed amounts than other executive directors of non-EU banks within our peer group is due precisely to the non-requirement of this limit 2:1 of variable/fixed components for non-EU banks.
6 As indicated in the next section, executive directors contribution to the benefit systems includes both fixed and variable components

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

A. Variable remuneration benchmark
Variable remuneration for executive directors in 2024 will be set based on a standard benchmark contingent upon the full achievement of their set individual targets, which for 2024 among others include, both for the Executive Chair and the CEO, pushing capital contribution and sustainability targets.
The board of directors may revise the variable pay benchmark on the remuneration committee’s recommendation and following market and internal contribution criteria. Specifically for 2024, the board of directors, upon recommendation of the remuneration committee, has resolved to increase in 5% their target bonuses. The average remuneration of the Group’s staff in Spain has increased by 6% from 2022 to 2023 (+5% on a like for like basis).
B. Setting of final variable remuneration based on yearly results
Based on that standard benchmark, 2024 variable remuneration for executive directors will be based on this updated corporate bonus scheme proposal:

•Three categories of quantitative metrics (business transformation, profitability and capital) to increase alignment with shareholder value creation and capital generation.
•A qualitative assessment with four components, which includes the regulatory requirements and the needs and concerns of our stakeholders: risk, compliance, network collaboration and ESG matters and, as a new feature this year, a relative performance assessment against the market in the main financial metrics, which comes from the multiplier applied in 2023 as an intermediate step between the quantitative metrics and the qualitative assessment but which is now integrated into the qualitative assessment to simplify the process. This relative performance assessment will have a greater weight than the other elements of the qualitative assessment, to highlight the importance of beating the market. The assessment cannot raise or lower the above result by more than 25%.
•An exceptional adjustment that must be duly supported and may involve changes owing to control and/or risk deficiencies, negative assessments from supervisors or unexpected material events.
Capital generation will continue to be an important part of key employees’ remuneration (including executive directors) in order to ensure an efficient use of capital, alongside RoTE, which we are keeping in the scorecard to incentivize sustainable, long-term growth. Customers continue to be part of the quantitative metrics, with special focus on active customers. A specific metric on costs (instead of operative cost per active customer) is also included to highlight the relevance of appropriate management of costs to succeed in transformation.
Accordingly, the proposed quantitative metrics and weightings are:

Category	Quantitative metricsA
Transformation: Weight: 45%	Total and active customers (growth) (Weight: 20%)
Costs (Weight: 15%)
Revenue per active customer (Weight: 10%)
Capital Weight: 30%	CET1 ratio
Profitability Weight: 25%	RoTE (Return on tangible equity)
A. For this purpose, these metrics may be adjusted upwards or downwards by the board, following a proposal from the remuneration committee, when inorganic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as impairments, extraordinary impacts of macroeconomic environment, regulatory changes or restructuring procedures) have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact not related to the performance of the executive directors and executives being evaluated.
And finally, to the result obtained above, we add or subtract the qualitative assessment according to this table:

Qualitative assessment	Weight
Performance vs. Market	'+/-10%
Compliance and Risk	+/-5%
Network collaboration	'+/-5%
ESG targets	+/-5%
Lastly, as additional conditions for determining the incentive, the following circumstances must be confirmed to set variable pay:
•If the Group’s ONP for 2024 were 50% less than in 2023, variable pay would in no case exceed 50% of the benchmark incentive for 2024.
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
C) Forms of payment of the incentive
Variable remuneration of executive directors will be paid 50% in instruments, split as:
•the amount of PagoNxt RSUs set for each year (which cannot exceed 10% of their variable pay); and

•the rest, all in shares of Banco Santander.

One portion will be paid in 2025 and the other will be deferred for five years and contingent on long-term metrics:
a)40% of variable remuneration is paid in 2025 net of tax, with 50% in cash and 50% in instruments.
b)60% paid, if applicable, in five equal parts in 2026, 2027, 2028, 2029 and 2030 (net of tax), with 50% in cash, 50% in instruments, under the conditions stipulated in section E).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The final three payments will also be subject to long-term objectives described in section D) below.
Shares shall be subject to a three-years retention period, unless the executive directors already hold shares for an amount equivalent to 200% of their fix annual remuneration -in which case the regulatory one year retention period will apply.
Additionally, 2023 AGM approved to increase the number of trading sessions used to determine the share price used for executive directors and identified staff bonus from 15 to 50, to soften the impact on the share price of events (positive or negative) that may occur within a short period. Under the Remuneration policy for 2023 and beyond, the maximum number of shares will be calculated based on the daily volume-weighted average of the weighted average Santander share price in the 50 trading sessions before the last Friday (not included) before the board meeting at which executive directors’ bonus is agreed.
D) Deferred variable pay subject to long-term objectives
As indicated above, the amounts deferred in 2028, 2029 and 2030 will be paid on the condition that the group achieves its long-term targets for 2024-2026, in addition to the terms described in section E).
As advanced in section B) on the principles of the remuneration policy, the long-term targets are:
a.Banco Santander’s consolidated Return on tangible equity (RoTE) target in 2026. The RoTE ratio for this target is obtained as follows:

RoTE in 2026 (%)	‘RoTE Ratio'
≥ 18%	1.5
≥ 15% but <18%	0 – 1.5A
< 15%	0
A. Straight-line increase in the RoTE ratio based on the percentage of specific RoTE in 2026 within this bracket of the scale.
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
b. Relative performance of Banco Santander's total shareholder return (TSR) in 2024-2026 in respect of the weighted TSR of a peer group comprising 9 credit institutions, with the appropriate TSR ratio based on the group’s TSR among its peers.

Ranking of Santander TSR	'TSR Ratio'
The100th percentile	1.5
Between the 75th and 100th percentiles (not inclusive)	1 – 1.5A
Between the 40th and 75th percentiles (not inclusive)	0.5 - 1A
Less than the 40th percentile	0
A. Increase in the TSR ratio proportional to the number of positions moved up in the ranking.
TSR7 measures the return on shareholders’ investment. It is the sum of the change in share price plus dividends and other similar items shareholders can receive during the period.
The peer group comprises BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.
c. ESG (environmental, social and governance) metrics.
Achievement will depend on the progress made on the Group's Responsible Banking actions lines and associated targets (described below)8:
1.Women in senior executive positions by 2026:

Women in senior executive positionsB (%)	Coefficient
≥ 37%	1.25
≥ 36% but < 37%	1 – 1.25A
≥ 34% but < 36%	0 – 1A
< 34%	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Senior leadership positions make up 1% of the total workforce.
2.Financial inclusion between 2024 and 2026:

Financial inclusionB (millions of people)	Coefficient
≥ 6.3	1.25
≥ 5.3 but < 6.3	1 – 1.25A
≥ 3.5 but < 5.3	0 – 1A
< 3.5	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Number of people unbanked, underbanked, in financial distress or with difficulty to access credit to whom we provide tailored access and finance solutions, aiming to meet local financial inclusion needs in a recurrent, comprehensive, affordable and effective way.

7TSR refers to the difference (%) between the final and initial values of capital invested in ordinary shares of Banco Santander. The final value is calculated based on the dividends or other similar concepts (such as the Santander Scrip Dividend programme) shareholders receive for this investment during the corresponding period -as if they had invested in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders- and the weighted average share price at that date. To calculate TSR, the weighted average daily volumes of the weighted average listing prices for the fifteen trading sessions prior to 1 January 2024 (exclusive) is considered (to calculate the initial value) and the fifteen trading sessions prior to 1 January 2027 (exclusive) (to calculate the final value).
8 There are thresholds that go beyond current public targets, which should not be considered a revision of them, but a way to further motivate our management team, in order to progress beyond targets on ESG main strategic lines.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3.Socially responsible investment in 2026 as a percentage of total assets under management.

Socially responsible investmentB (%)	Coefficient
≥ 21%	1.25
≥ 18% but < 21%	1 – 1.25A
≥ 15% but < 18%	0 – 1A
< 15%	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Assets under management that meet the criteria of Santander’s Sustainable Finance and Investment Classification System (SFICS).

4.Supporting transition. This goal includes how we support our customers' transition, and the fulfilment of a transition plan:

Business raised and facilitatedB between 2024 and 2026 (EUR bn)	Coefficient
≥ 180	1.25
≥ 150 but < 180	1 – 1,25A
≥ 110 but < 150	1
< 110	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Grupo Santander's contribution to our customers’ transition (2024-2026): CIB green finance raised and facilitated (public target), Retail & Commercial banking green finance and sustainable linked-loans, and Digital Consumer Bank green finance..

To achieve beyond 100% of this goal, it is necessary to deliver on a comprehensive and credible transition plan (it will work as an underpin). This plan will include improving climate data, progressing on actions to decarbonize portfolios, enhancing sustainable product offering to address market needs, further embedding climate and environmental risk, and active engaging to support policy action and market developments.

Each ESG goal has a different weighting:

1.Women in senior executive positions: 20%
2. Financial inclusion: 20%
3. Socially responsible Investment: 10%
4. Supporting transition: 50%

C = (20% Goal 1 +20% Goal 2 +10% Goal 3 +50% Goal 4)
Finally, the following formula will be used to set the annual amount of performance-based deferred variable remuneration in 2028, 2029 and 2030 ('final annuity'), without prejudice to any adjustment deriving from the application of the malus policy (see section 6.3 B v):
Final annuity = Amt. x (2/5 x A + 2/5 x B + 1/5 x C)
where:
•'Amt.' is one third of variable remuneration deferred conditional on performance (i.e. Amt. will be 12% of the total incentive set in early 2025).
•‘A' is the RoTE coefficient according to the scale in the table above, based on RoTE at year-end 2026.
•'B' is the TSR ratio calculated as the scale in the table above, according to the relative performance of Banco Santander’s TSR within its peer group in 2024-2026.
•‘C’ is the coefficient resulting from the sum of weighted coefficients for each of the four Responsible banking targets for 2026 (see section (c) above).
•In any event, if the result of (2/5 x A + 2/5 x B +1/5 x C) is greater than 1.25, the multiplier will be 1.25.
The estimated maximum amount to be delivered in instruments to executive directors is EUR 11.5 million.
E) Other terms of the incentive
Payment of the deferred amounts (including those linked to long-term targets) will occur only if they remain in the Group and none of the circumstances triggering malus clauses arise (as per the malus and clawback section in the Group’s remuneration policy) under terms similar to those indicated for 2023 (detailed in section 6.3 B v)), policy expanded in 2023 to adapt it to the new regulation of US Securities Exchange Commission. Furthermore, the group can claw back paid incentives under the scenarios, period and terms and conditions set out in the remuneration policy.
Hedging the value of Santander shares received during the retention and deferral periods is expressly prohibited.
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
Directors’ remuneration for 2025 and 2026
A. Directors’ remuneration in their capacity as such
For 2025 and 2026, no changes to directors’ remuneration are planned in respect of what is foreseen herein for 2024. However, shareholders at the 2025 or 2026 annual general meeting may approve an amount higher than the six million euros currently in force, or the board may approve an alternative allocation of that amount to directors in accordance with the criteria in article 58.2 of Banco Santander’s Bylaws (i.e. duties and responsibilities; positions held on the board; membership and attendance at committee meetings; and other objective circumstances).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

B. Directors' remuneration for the performance of executive duties
Executive directors’ remuneration will conform to principles similar to those applied in 2024, with the following changes.
i) Fixed components of remuneration
A) Gross annual salary
Executive directors’ annual gross fixed pay may be adjusted each year based on the criteria approved by the remuneration committee at any given time. For 2025 and 2026, the maximum increase of gross annual salary will be 5% in respect of the previous year for each executive director. Likewise, the gross annual salary may be increased above that threshold as a result of adjustments to the mix of fixed components, provided that such modification does not entail an increase in costs for the Group.
The 5% increase mentioned above may also be higher for one or several directors provided that, when applying the rules or requirements or supervisory recommendations, and if so proposed by the remuneration committee, it is appropriate to adjust their remuneration mix and, in particular, their variable remuneration, in view of the functions they perform. This should not increase executive directors’ total remuneration.
Otherwise, it must be disclosed in the report on the remuneration committee and the annual report on director's remuneration put to a non-binding vote at annual general meeting.
B) Other fixed remuneration components
No changes planned in respect of the terms for 2024.
ii) Variable remuneration components
The policy on executive directors’ variable remuneration for 2025 and 2026 will be based on the same principles as in 2024, following the same single-incentive scheme described above, and subject to the same rules of operation and limitations.
A) Setting variable remuneration
Executive directors’ variable remuneration for 2025 and 2026 will be set based on the corporate bonus pool and a benchmark approved for each year which takes into account:
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
•a qualitative assessment that cannot raise or lower the result of the quantitative metrics by more than 25%. It will be conducted for the same categories as the quantitative metrics, including relative performance against market, risk management, compliance, network collaboration and ESG targets.
•an exceptional adjustment that must be duly substantiated and may involve changes owing to control and/or risk shortfalls, negative assessments from supervisors or unexpected material events.
The quantitative metrics, the qualitative assessment and potential extraordinary adjustments will ensure main objectives are considered from the perspective of the various stakeholders and that the importance of risk and capital management is factored in.
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
B) Forms of payment of the incentive
The variable remuneration of executive directors for 2025 and 2026, will be paid as follows:
•50% in cash;
•and 50% in instruments, split as follows:
•the amount of PagoNxt, S.L. RSUs set for each year (as described below); and
•the rest, all shares of Banco Santander, S.A.

It is also envisaged that for 2025 and 2026 Ana Botín would receive the equivalent of EUR 500 thousand in RSUs, and Héctor Grisi would receive the equivalent of EUR 420 thousand in RSUs, in accordance with PagoNxt, S.L.'s long term incentive plan. Each RSU would grant the right to a share in PagoNxt, S.L. or the holding entity of its group (or its equivalent in cash) at the moment when, according to such plan, a liquidity event, a repurchase or a liquidation of such instruments takes place.
The RSUs will substitute part of their Santander variable pay instruments without increasing their total pay and will not represent more than 10% of their variable pay in any event.
C) Deferred variable remuneration subject to long-term objectives
The last three annual payments of each deferred variable remuneration amount will be made in accordance with the terms described under section E) above and if the Group fulfils long-term objectives for at least three years. This may confirm, reduce or increase payment amounts and the number of deferred instruments.
Long-term metrics will, at least, cover value creation and shareholder returns as well as capital and sustainability over a minimum period of three years. They will be aligned with the Group’s strategic plan and main priorities towards its stakeholders. They can be measured for the entire Group or by

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

country or business, when appropriate, and subsequently compared to a group of peers.
The portion paid in shares cannot be sold until one year has elapsed since delivery.
D) Other terms of the incentive
No changes to the continuity, malus and clawback clauses of the remuneration policy for 2024 described in section 6.4.B.E are expected. Furthermore, no changes are planned in respect of the clauses on hedging instruments or the deferred amounts in cash adjusted for inflation.
iii) Shareholdings
The policy on shareholdings approved in 2016, with the amendment introduced in 2020 relating to not selling the shares they receive as variable remuneration for a period of three years detailed in section 6.3.E above will apply in 2025 and 2026, unless the remuneration committee proposes it be amended to the board in light of exceptional circumstances (regulations, orders or recommendations from regulators or supervisors). Such amendments would be described in detail in the report on the remuneration committee and the annual report on director’s remuneration put to a non-binding vote at the annual general meeting.
iv) Principle of equal pay
The same principle of equal pay that applies for executive directors and any other Santander employee described in respect of 2024 apply for 2025 and 2026.
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
D. Benefit plans
Executive directors participate in the defined contribution pension scheme created in 2012. It covers retirement, disability and death. Banco Santander makes annual contributions to executive directors’ benefit plans schemes. Annual contributions are calculated in proportion to executive directors’ pensionable bases, and the Group will continue to make them until the executive directors’ leave the Group or until their retirement within the Group, their death or disability. The pensionable base of executive directors’ annual contributions is their fixed remuneration plus 30% of the average of their last three variable remuneration amounts. For Héctor Grisi, the average for the first three years will be calculated according to these criteria:
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
E.  Insurance and other remuneration and benefits in kind
Ana Botín will receive the supplement to their fixed remuneration approved when the supplementary life and health benefits were eliminated in 2018. It will be paid in 2024, 2025 and 2026 in the same amount and continue to be paid until they reach retirement age (even if they are still active).
The Group has life and health insurance policies taken out for directors. Insurance premiums for 2024 include standard life insurance and the life insurance cover with the supplement to their fixed remuneration mentioned above. In 2025 and 2026, premiums could vary if directors’ fixed pay or actuarial circumstances change.
Furthermore, executive directors are covered by Banco Santander’s civil liability insurance policy and may receive other benefits in kind (such as employee loans) pursuant to the

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
Agreements with non-executive members of the board
José Antonio Álvarez has a contract (effective from 1 January 2023) to assist in the handover to the new CEO and to attend executive risk committee meetings and engaging supervisors, international bodies, sector organizations and others in institutional matters as necessary, for which he receives a fixed remuneration of EUR 1,750 thousand. This is an annual contract which has been renewed for the year 2024.
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
A new director coming from an entity outside Grupo Santander could be paid a buyout to offset any variable remuneration foregone for having accepted a contract with the group; and/or a sign-on bonus for leaving to join Banco Santander.
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
6.5 Preparatory work and decision-making for the remuneration policy; remuneration committee involvement
Section 4.7 'Remuneration committee activities for 2023', (the report on the remuneration committee) states:
•Pursuant to Banco Santander’s Bylaws and the Rules and regulations of the board of directors, the duties relating to the remuneration of directors performed by the remuneration committee.
•How the remuneration committee is composed on the date the report is approved.
•The number of meetings it had in 2023, including joint sessions with the risk, compliance and regulation supervision committee.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•The date of the meeting in which the report was approved.
The 2022 annual report on directors’ remuneration was approved by the board of directors and put to a binding vote at the 2023 AGM, with 89.22% of the votes in favour. The tally of the votes was:

	Number	% of totalA
Votes	11,087,900,806	99.74%

	Number	%
Votes forB	9,886,665,679	89.22%
Votes againstB	1,194,192,063	10.78%
BlankC	7,043,064	0.06%
AbstentionsC	29,058,164	0.26%
A. Percentage on total valid votes and abstentions.
B. Percentage of votes for and against.
C. Percentage of share capital present and attending by proxy at the ordinary shareholders’ meeting.
Decision process for the development, review and application of the policy
Pursuant to Article 529 novodecies of the Spanish Companies Act, the remuneration committee issues the report on the proposed remuneration policy for 2024, 2025 and 2026 herein. The board of directors then submits it to the 2024 AGM as a separate item on the agenda and an integral part of this text. See section 6.4 'Directors' remuneration policy for 2024, 2025 and 2026'.
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
Based on the analysis carried out in the context of the 2023 annual remuneration report elaboration and its continued
supervision of the remuneration policy, the remuneration committee believes the director remuneration policy for 2024, 2025 and 2026 which is included in section 6.4 above is consistent with the principles of Banco Santander’s remuneration policy and its remuneration scheme set out in the Bylaws.
The policy aims, among other aspects, (i) to maintain a simple executive remuneration scheme, with three categories of quantitative metrics (business transformation, profitability and capital) to further align with value creation and capital generation; (ii) outperform peers in value creation aspects; and, (iii) regarding metrics linked to multiyear objectives, to prioritize long-term profitability for shareholders and Santander and a sustainable balance sheet (total shareholder return, RoTE and ESG-related metrics related to our responsible banking targets) in order to follow best market practice and meet our stakeholders’ needs.
In 2023, no deviations from, or temporary exceptions to, the application of the remuneration policy occurred.
6.6 Remuneration of non-director members of senior management
2023 variable remuneration was approved by the board of directors on 30 January 2024 in view of the recommendation from the 29 January 2024 remuneration committee. It was set according to Banco Santander’s general remuneration policy as well as specific details pertaining to senior management.
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
The following table shows the amounts of short term remuneration (immediately payable) and deferred remuneration (not linked to multi year targets) for senior management as of 31 December 2023 and 2022, excluding those of executive directors. This amount has been reduced by 38% compared to that reported in 2014 (EUR 80,792 thousand):

EUR thousand
		Short-term and deferred salary remuneration
Year	Number of people	Fixed	Immediately receivable variable remuneration (50% in instruments)A	Deferred variable remuneration (50% in instruments)B	Pension contributions	Other remunerationC	Total
2023	14	17,109	14,711	6,439	4,775	7,135	50,169
2022	14	18,178	15,466	6,797	5,339	6,956	52,736
A. The amount immediately payable in 2023 was 1,568 thousand Santander shares and 1,386 thousand Santander share options (2,504 thousand Santander shares in 2022).
B. The deferred amount for 2023 will be 700 thousand Santander shares and 555 thousand Santander share options (1,010 thousand Santander shares in 2022).
C. Includes life insurance premiums, health insurance and relocation packages, other remuneration items and RSUs of PagoNxt S.L., as members of board of directors of this entity .

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The share price for 2023 variable remuneration is EUR 3.793. With this price set, the share options are worth EUR 1.016.
This table breaks down remuneration linked to multi-year targets for senior management (excluding executive directors) at 31 December 2023 and 2022, which they will only receive if they meet the terms of continued service; non-applicability of malus clauses; and long-term goals are met during deferral periods.

Thousands of euros
Year	Number of people	Deferred variable remuneration subject to long-term metricsA (50% in instruments)B
2023	14	6,761
2022	14	7,137
A. In 2023, this corresponds to the fair value of maximum annual payments for 2027, 2028 and 2029 in the eighth cycle of the plan for deferred variable remuneration linked to multi-year targets. In 2022, this corresponds to the estimated fair value of maximum annual payments for 2026, 2027 and 2028 in the seventh cycle of the plan for deferred variable pay linked to multi-year targets. Fair value in the plan was determined on the authorization date based on the valuation report of independent expert Willis Towers Watson. Based on the plan for 2023 and success levels of similar plans at peer entities, the fair value was considered to be 70% of the value linked to long-term metrics.
B. The number of shares in Santander as deferred variable pay subject to long-term metrics shown in the table above was 735 thousand shares in 2023 and 582 Santander share options (1,156 thousand shares in Santander in 2022).
The long-term goals are the same as those for executive directors. They are described in section 6.3 B iv).
Additionally, members of senior management who stepped down from their roles in 2023 consolidated salary remuneration and other remuneration for a total amount of EUR 3,560 thousand (EUR 3,691 thousand in 2022). In 2023 they did not generate any right regarding variable pay subject to long-term objectives (this right has been generated in 2022 for a total amount of EUR 447 thousand).

The board of directors approved the 2023 Digital Transformation Incentive which is a variable remuneration scheme split in two different blocks which delivers PagoNxt, S.L. RSUs and premium priced options (PPOs), and is aimed at up to 50 employees whose roles are considered key to PagoNxt’s success, including 1 senior executive who will receive EUR 200 thousand under it.

See note 46 to the 2023 Group's consolidated financial statements for further information on the Digital Transformation Incentive.

In 2023, the ratio of variable to fixed pay components was 120% of the total for senior managers, well within the maximum limit of 200% set by shareholders.
See note 5 of the Group’s 2023 consolidated financial statements for further details.

6.7 Prudentially significant disclosures document
On the remuneration committee’s recommendation, the board approves the key remuneration elements of managers or employees who, while not belonging to senior management, take on risks, carry out control functions (i.e. internal audit, risk management and compliance) or who receive global remuneration that places them in the same remuneration bracket as senior management and employees who take on risk. These are typically those whose professional activities may have an important impact on the Group's risk profile (all of these, together with the senior management and Banco Santander's board of directors form the so called 'Identified Staff' or 'Material Risk Takers')
Every year, the remuneration committee reviews and, where applicable, updates identified staff in order to include individuals within the organization who qualify as such. The Remuneration Policies chapter in the 2023 Pillar III disclosures report9 of Banco Santander, S.A. explains the criteria and regulations followed to identify such staff.
At the end of 2023, 1,152 Group executives (including executive directors and non-director senior managers) were considered identified staff (1,029 in 2022), which accounts for 0.54% of the total final workforce (0.50% in 2022).
Identified staff have the same remuneration standards as executive directors (see sections 6.1 and 6.3), except for:
•Category-based deferral percentages and terms.
•The possibility in 2023 of certain less senior manager categories of only having deferred variable pay subject to malus and clawback clauses (and not to long-term targets).
•The portion of variable remuneration paid or deferred as shares for Group executives in Brazil, Chile and Poland that can be delivered in shares or similar instruments of their own listed entities (as in previous years).
In 2024, the board will maintain its flexibility to determine full or partial payment in shares or similar instruments of Banco Santander and its subsidiaries in the proportion it deems appropriate (according to the maximum number of Santander shares allocated at the general meeting and to any regulatory restrictions in each jurisdiction).
The aggregate amount of variable remuneration for identified staff in 2023, the amounts deferred in cash and instruments, and the ratio of the variable to fixed remuneration components are explained in the remuneration policies chapter of Banco Santander’s Pillar III disclosures report for 2023.
9 The 2023 Pillar III disclosures report can be found on our corporate website.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
The GSGM also applies to the Group´s global businesses, namely: Corporate & Investment Banking (CIB), Retail & Commercial Banking (Retail), Wealth Management & Insurance (Wealth), Digital Consumer Bank (Consumer) and Payments (Payments). CEOs/Country Heads remain ultimately responsible for the budget, execution of the customer and commercial strategy, and financial delivery.
7.1 Corporate Centre
The GSGM is supported by a corporate centre, which brings control and support units together with such functions as strategy, risk, compliance, audit, finance, accounting, technology and operations, human resources, legal services, internal governance, communications and marketing. It adds value to the Group by:
•enhancing governance under robust corporate frameworks, models, policies and procedures to implement strategies and ensure effective Group oversight;
•making the Group’s units more efficient through cost management synergies, economies of scale and a common brand;
•sharing best practices in global connectivity, commercial initiatives and digitalization; and
•ensuring the 'know your structure' governance principle is effectively applied with a procedure for appointing key positions and assessing suitability that applies to the entire Group.
7.2 Internal governance
The GSGM outlines a set of principles that regulate three types of relationships between the Group and its subsidiaries:
•The subsidiaries’ governing bodies are subject to the Group’s rules and procedures for structuring, forming and running boards of directors and audit, nomination, remuneration and risk committees, according to international standards. The guidelines regarding subsidiary board composition are aligned with best international practices and ensure appropriate Group presence on the subsidiary boards with at least two Group nominated directors on each board. The subsidiaries are also subject to local regulations and supervisory standards.
•The relationship between regional and country heads and the Group CEO.
•The relationship between local and global heads of key positions, following a three lines of defence model: chief officers for risk (CRO), compliance (CCO), audit (CAE), finance (CFO) and accounting (CAO), as well as other key support and business functions (Technology and Operations, HR, General Counsel and Legal Services, Marketing, Communications, Strategy, as well as the five global businesses: CIB, Retail, Wealth, Consumer and Payments).
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
Grupo Santander has corporate frameworks for matters considered to have a material impact on its risk profile, such as risk, capital, liquidity, compliance, financial crime, technology, auditing, accounting, finance, strategy, human resources, outsourcing, cybersecurity, special situations management communications and brand and responsible banking. These frameworks, which are mandatory, also specify:
•how the Group should supervise and exert control over subsidiaries; and

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•the Group’s involvement in subsidiaries’ decision-making (and vice versa).
The Banco Santander board approves the GSGM and corporate frameworks for the subsidiary governing bodies to formally adhere to them. They consider subsidiaries' local requirements and are revised every year as required by the Group board to adapt to new legislation and international best practices.
The functions draw on corporate frameworks to prepare internal regulatory documents that are given to subsidiaries as a reference for implementing those frameworks effectively, cohesively and in compliance with applicable local laws and supervisory requirements. This approach ensures consistency throughout the Group. Every year, the functions conduct an assessment to ensure that the Group's internal regulations are embedded locally and carry out an annual certification process to ensure the internal regulation under their scope is fit for purpose. The internal governance office presents the findings to the board of directors.
The Group’s internal governance office and subsidiary general counsels are responsible for embedding the GSGM and corporate frameworks. Every year, the Group assesses their performance in reports sent to governing bodies.
Since 2019, a policy on the governance of non-GSGM subsidiaries has enhanced the governance and control system that has been applied to those companies.
Global businesses each have specific governance arrangements which ensures a robust Group-wide oversight of such businesses as set out in the GSGM. Each global business is responsible for defining the common business and operating model, setting the global ambition and identifying and managing the global tech platforms and product factories.
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

Group CEOB Regional headsC	CEO/Country head

Reporting of the CEO/country heads to the Group CEO/regional heads and Group executive committee.

Control management and business functions, as well as Group global businessesD	Control management and business functions, as well as local global businesses

Interaction between the Group's and subsidiaries' control, management and business functions.
A. First executive.
B. Second executive, who reports directly to the board of directors.
C. Europe, North America and South America, reporting to the Group CEO.
D. Audit, Risk, Compliance, Finance, Financial Accounting & Control, IT & Operations, Human Resources, General Secretariat, Marketing, Communications, Strategy as well as the five global businesses (CIB, Retail, Wealth, Consumer and Payments).

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8. Internal control over financial reporting (ICFR)
This section describes the key features of Grupo Santander's ICFR.
8.1 Control environment
Governance and control bodies
These bodies are responsible for implementing and overseeing our ICFR:

•Board of directors. It approves the financial reports Banco Santander must disclose as a listed company. The board also oversees and guarantees the integrity of the Group’s internal information, control, accounting and reporting systems.
•Audit committee. It assists the board in overseeing the Internal Control System (ICS) and in preparing and presenting financial information.
The audit committee also works with the external auditor to address matters that have been considered in audits to have a significant impact on our ICFR. It also makes sure the external auditor issues a report on the Group’s ICFR.
See section 4.5 'Audit committee activities in 2023'.
•Risk control committee. It assists the audit committee in reviewing and overseeing the annual ICS assessment.
•Corporate accounting and financial management information committee. It is responsible for governing and supervising accounting, financial management and control matters.
•Internal control steering meeting. It is chaired by the CRO and CAO and its role is to continuously monitors the Group’s control environment, as well as the ICS strategy and performance.
Lead functions
The structure of the Group enables us to manage risk effectively and ensure that internal control functions (risk, compliance and internal audit) are independent of business functions and can perform their duties efficiently. The key functions that prepare financial information are:

•Costs. It draws up and documents the corporate model for managing structures and templates, which is used as a reference across the Group.
•Business and support functions. They are the first line of defence and responsible for identifying and documenting the risks, tasks and controls that make up our ICFR, based on their operations.
•Risk and Compliance & Conduct. They are the second line of defence. They make sure that we implement ICFR in accordance with the SOx Act.
In particular, the corporate Non-financial risk control area is responsible for:

•setting and circulating the methodology for documenting, assessing and certifying the ICS, which covers ICFR and other legal and regulatory requirements;
•keeping documents up to date to adapt them to organizational and regulatory changes and, along with the Financial Accounting and Control division and representatives of the divisions and Group companies involved, to present the ICS assessment findings to the audit committee; and
•similar functions in each country unit and global business also report to the corporate Non-financial risk control area.
•Internal Audit. It is the third line of defence in overseeing and reporting on our ICFR. It recommends corrective action and areas of improvement for the first and second lines to consider and implement.
Internal Audit is an independent function that guarantees the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thus contributing to the protection of the organization's value, solvency and reputation as well as the board of directors and senior managers.

•Financial Accounting and Control: Regarding the production of financial information, the local controllers are responsible for:
•embedding the Group's corporate accounting policies into its management and adapting them to local needs;
•ensuring that appropriate organizational structures are in place to carry out assigned tasks, as well as a suitable hierarchical-functional structure;
•using Group tools and methodologies to oversee the set up and monitoring of the internal control systems that ensure that the financial information we report remains reliable; and
•implementing the corporate accounting and management information systems and adapting them to the specific needs of each unit.
In order to preserve their independence, each local controller reports hierarchically to the head of the entity or country in which they exercise their responsibilities (CEO) and functionally to the head of the Group's Financial Accounting and Control division.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Moreover, the CAO presents the financial information to the audit committee at least quarterly, giving explanations of the main criteria used to make estimates, assessments and significant judgements.
General Code of Conduct, Canal Abierto and training
General Code of Conduct (GCC)
The Group’s GCC sets out board approved guidelines on employees’ conduct. Moreover, it dictates guidelines in relation to accounting standards and financial reporting.
All of the Group’s employees, including directors, sign up to the GCC when they join Santander, though some are also bound to the Code of Conduct in Securities Markets and other codes of conduct specific to their area or business.
All Santander employees have access to e-learning courses on the GCC. The Compliance and Conduct function also answers employees’ queries on ethics and rules in the GCC.
If anyone violates the code, the Human Resources function adopts disciplinary measures and recommends corrective action (including work sanctions), irrespective of any related civil or criminal sanctions.
For more details, see section 7.1 'Conduct standards' in the 'Responsible Banking' chapter.
Canal Abierto
Banco Santander’s ethical channel is called Canal Abierto, where anyone linked to Grupo Santander can confidentially and, if desired, anonymously, report crimes, internal rule violations, financial and accounting misdemeanours (according to the SOx Act), and regulatory infringements. It can also be used to report breaches of our GCC and corporate behaviours.
The board of directors is responsible for implementing Canal Abierto, while the audit committee and the risk supervision, regulation and compliance committee jointly supervise the channel depending on the subject of the complaint. The SOx act gives authority to the audit committee to supervise whistleblowing channels in matters that fall under its remit (financial and accounting, including those related to auditing), while the supervision of reports of breaches of regulatory requirements, corporate behaviours and the internal governance system falls on the risk, regulation and compliance committee.
For more details on the number and type of complaints filed on Canal Abierto, see section 7.2 'Ethical channels' in the 'Responsible Banking' chapter.
Training
Group employees who help prepare or analyse financial information take part in training programmes and regular refresher courses specifically designed to teach them the concepts and skills they require to discharge their duties properly.
The functions that prepare our ICFR promote, design and oversee these programmes and courses, with support from the Human Resources function.
Training takes the form of both e-learning and on-site sessions that the Human Resources function monitors and oversees to guarantee that employees duly complete them and understand their contents.
Training programmes and refresher courses on financial reporting in 2023 focused on: (i) risk analysis and management; (ii) accounting and financial statement analysis; (iii) the business, banking and the financial environment; (iv) financial management, costs and budgeting; (v) mathematical skills; and (vi) calculations and statistics.
31,900 employees from several units and markets where Grupo Santander operates undertook the mentioned training programmes. Over 434,000 training hours were spent at the corporate centre in Spain and remotely via e-learning. Moreover, each subsidiary has its own training plan, based on Banco Santander’s.
8.2 Risk assessment in financial reporting
Grupo Santander has a specific process to identify the companies that must be included in its scope of consolidation, which the Financial Accounting and Control division and the General Secretariat division oversee.
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
Otherwise, we analyse whether there is significant influence or joint control. If so, the entity is also included in the scope of consolidation and is measured using the equity method.
Entities with the greatest impact on the preparation of the Group's financial information, must use a common ICS methodology to make sure that relevant controls are included and all significant risks to financial reporting are covered.
The Group's ICS complies with the strictest international standards, particularly the guidelines of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) under its last published framework in 2013, which covers control targets for effective and efficient operations, reliable financial reporting and regulatory compliance.
Risk identification considers all the Group's activities, not just the risks directly related to the preparation of the Group's financial information.
Identifying potential risks that must be covered by the ICS is based on top management's knowledge and understanding of the business and its operations in relative to the importance and qualitative criteria associated with the type, complexity or structure of the business.
Banco Santander ensures that controls are in place to cover risks of errors and fraud in financial reporting, such as (i) the existence of assets, liabilities and transactions at the relevant date; (ii) timely and correct recording and proper valuation of

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

assets, liabilities and transactions; and (iii) the correct application of accounting principles and rules, as well as appropriate breakdowns.
The main features of the Group's ICS are:
•It is a corporate model that involves the entire organizational structure under a direct set of individual responsibilities.
•Management of the documents is decentralized to the various units, while coordination and monitoring falls to the Non-financial risk control area, which sets general criteria and guidelines to standardize procedure documents, control assessments, criteria for classifying potential deficiencies and regulatory adaptations.
•It is a global model primarily aimed at documenting activities to produce consolidated financial information and other procedures carried out by each Group entity's support areas that, without having a direct impact on the accounts, could lead to possible losses or contingencies in the event of incidents, errors, breaches of regulations or fraud.
•It is a dynamic model that is under constant development in order to reflect the reality of the Group's business, risks and controls to mitigate them.
•It produces comprehensive documents on the processes within its scope and includes detailed descriptions of operations, assessment criteria and reviews.
All ICS documents for the Group’s companies can be found on a corporate app that enables us to check risk assessment procedures and the effectiveness of controls.
8.3 Control activities
Revision and approval of financial information
The audit committee and the board of directors oversee the preparation, submission and integrity of the financial information required of Banco Santander and the Group. They also review compliance with regulatory requirements, the scope of consolidation and the correct application of accounting standards, ensuring that financial information remains permanently updated on our corporate website.
The audit committee is responsible for reporting to the board on the financial information that the Group must publish, ensuring that it is prepared in accordance with the same principles and practices as the financial statements and is as equally reliable so the board can adopt the corresponding resolutions.
The most significant aspects we consider when closing accounts and reviewing relevant judgements, estimates, measurements and projections are:
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
Moreover, the Non-financial risk control area put in place continuous monitoring mechanisms to verify that the ICS is functioning correctly and to pinpoint and manage potential changes in the Group's control environment. In particular, the Non-financial risk control area prepares detailed information on the Group's control environment and the progress of the main mitigation plans in place every quarter, which it makes available to the internal control forums.
The Non-financial risk control area presents the conclusions annually of its assessments to the audit committee alongside the Financial Accounting and Control division and, where applicable, the representatives of the divisions and companies in question, prior to submission to the risk supervision, regulation and compliance committee. Moreover, once it completes its assessment, the Non-financial risk control area provides the audit committee with at least one update on the ICS’s status.
As additional information, the audit committee receives a report that includes the main conclusions from the units' ICS assessments and the main deficiencies identified, indicating whether they have been appropriately resolved or what plans are in place for their satisfactory resolution, as well as supporting evidence for the CEO, CFO and CAO to verify the ICS’s effectiveness.
Internal control policies and procedures for financial IT systems
The Technology and Operations division draws up the Group’s corporate policies on IT systems that are used directly or indirectly to prepare financial statements. These systems follow special internal controls to prepare and publish financial information correctly.
The internal control policies on the following aspects are of particular importance:
•Updated and divulged internal policies and procedures for system security and access to applications and computer systems according to the duties assigned to a role, to make sure access to information is appropriate and to protect the confidentiality, availability and integrity of financial information from cyber attacks.
•The methodology we use when creating, modifying and maintaining apps follows a cycle of definition, development and testing that ensures we process financial information correctly. We have special development and security controls that include coding, data access, testing, vulnerability management, and other mechanisms. For more details on cybersecurity, see section 5 ‘Research, development and innovation (R+D+I)’ in the Economic and Financial Review chapter.
•Once applications are developed according to regularly defined requirements (detailed documentation of processes to be implemented), they are run through comprehensive tests by a specialist development laboratory.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•Before they are rolled out, a complete software testing cycle is run in a pre-production computerized environment that simulates real situations. Testing includes technical and functional tests, performance tests, user-acceptance tests and pilot and prototype tests, which are defined by the entities before the apps become available to end users.
•The Group’s business continuity plans for key functions in disasters or other events that could suspend or disrupt operations, as well as highly automated back-up systems that support critical systems and require little manual intervention owing to redundant systems, high availability systems and redundant communication lines.
Internal control policies and procedures for outsourced activities and valuation services from independent experts
The Group has an action framework and specific policies and procedures to cover outsourcing risks properly.
The Group must adhere to this framework, which meets the EBA's requirements for outsourcing and risk management with third parties.
It consists of:
•tasks to initiate, record, process, settle, report and account for transactions and asset valuations;
•IT support in terms of software development, infrastructure maintenance, incident management, security and processing; and
•other material support services that are not directly related to financial reporting, such as vendor management, property management, HR management and others.
Key control procedures include:
•documenting relations between Group companies with comprehensive service agreements.
•documenting and validating by the Group’s service providers of processes and controls for the services that the Group´s vendors perform; and
•external suppliers undergoing an approval process to ensure that the relevant risks associated with the services they provide remain within acceptable levels, in accordance with the Group's risk appetite.
Grupo Santander reviews estimates internally according to its control model guidelines. It will hire the services of a third party to help with specific matters upon confirming their expertise and independence and approving their methods and rationale of assumptions though relevant procedures.
Moreover, specific controls make sure information for external suppliers of services that could affect the financial statements is accurately and comprehensively detailed in service level agreements.

8.4 Information and communication
Group accounting policies
Accounting policies should be understood as a complement to local financial and accounting rules. Their overarching aims are (i) for statements and financial information to be made available to management bodies, supervisors and the market provide accurate and reliable information for decision-making in relation to the Group; and (ii) for all Group entities (due to their accounting ties to Banco Santander) to meet their legal requirements in a timely manner.
The Accounting regulation area of the Financial Accounting and Control division is responsible for:
•setting the general framework for the treatment of the transactions that constitute Banco Santander's activity, in accordance with their economic nature and the regulations governing the financial system.
•drawing up and keeping up to date the Group’s accounting policies and resolving any queries or conflicts arising from their interpretation; and
•enhancing and standardizing the Group’s accounting practices.
The corporate accounting and financial reporting and management framework sets out the principles and guidelines to prepare accounting, financial and management information that must apply to all Grupo Santander entities as a key element of their good governance.
The Group's structure makes it necessary for these principles and standard guidelines to be common for their application across our footprint, and for each of the Group entities to have effective consolidation methods and employ homogeneous accounting policies. The framework's principles are adequately reflected in the Group’s accounting policies.
Accounting policies are revised at least once a year and on the back of key regulatory amendments. Moreover, every month, the Accounting Policies area publishes an internal bulletin on new accounting regulation and their most significant interpretations.
The Group entities, through their operations or accounting heads, maintain open communication with the Accounting regulation area and the rest of the Financial Accounting and Control division, as well as other divisions when appropriate.
Mechanisms for the preparation of financial information
The production, revision and approval of financial information and a description of our ICFR are documented in a corporate tool that integrates the control model into risk management, including a description of activities, risks, tasks and controls associated with all operations that may have a significant effect on the financial statements. These documents cover recurrent banking operations and one-off transactions and aspects related to judgements and estimates to correctly record, analyse, present and breakdown financial information.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Regarding financial statement consolidation, to minimize operational risk and maximize the quality of information, the Group developed IT tools to channel the flow of information between the units and the Financial Accounting and Control division and carries out consolidation based on the information provided.
This process is automated end to end, with controls that enable us to detect incidents during consolidation. Moreover, the Financial Accounting and Control division exercises further supervisory and analytical control, which is set out in formal documents and carried out and reviewed under set time frames.
8.5 Monitoring of system functioning
2023 ICFR monitoring activities and results
The board of directors approved an internal audit framework that details the function and how it should conduct its work.
The Internal Audit function reports to the audit committee and periodically, at least twice a year, to the board of directors. As an independent unit, it also has direct access to the board when required.
Internal Audit assesses:
•the efficiency and effectiveness of the ICFR;
•compliance with applicable regulations and supervisory requirements;
•the reliability and integrity of financial and operational information; and
•asset integrity.
Its scope of action includes:
•all entities over which the Group exercises effective control;
•separated assets (for example, mutual funds) managed by the entities mentioned in the previous section; and
•any entity (or separated assets) not included in the above points with which the Group has entered into an agreement to provide internal audit functions.
This subjective scope includes, our activities, businesses and processes (performed internally or through outsourcing), the organization and, where applicable, branch networks. Internal Audit may also conduct audits for other investees that are not included in the preceding points when the Group has reserved this right as a shareholder, as well as on outsourced activities in accordance with the established agreements.
The audit committee supervises the Group's Internal Audit function. See section 4.5 'Audit committee activities in 2023'.
As at 2023 year-end, Internal Audit had 1,227 employees, all exclusively dedicated to this service. Of these, 274 were based at the Corporate Centre and 953 in the local units located in the Group´s core markets, all with exclusive dedication.
Every year, Internal Audit prepares an audit plan based on a risk self-assessment and is solely responsible for executing the plan. Reviews may lead to recommendations, which are prioritized in accordance with their relative importance and are continuously monitored until full implementation.
At its meeting on 17 February 2023, the audit committee reviewed the 2023 audit plan, which was reported to, and approved by, the board at its meeting on 23 February 2023.
The internal audit report on the ICFR review aimed to:
•verify compliance with the provisions contained in sections 302, 404, 406, 407 and 806 of the SOx Act;
•check corporate governance with regard to information relating to the internal control system for financial reporting, including risk culture;
•review the functions performed by the internal control departments and by other departments, areas and divisions that work to ensure compliance with the SOx Act;
•make sure the supporting documentation relating to the SOx Act is up to date;
•confirm the effectiveness of a sample of controls based on an internal audit risk assessment methodology;
•assess the accuracy of the unit's certifications, especially their consistency with respect to the observations and recommendations made by Internal Audit, the external auditors of the annual accounts and supervisors; and
•ratify the implementation of recommendations made in the audit plan.
In 2023, the audit committee and the board of directors were informed of the Internal Audit function's work in accordance with its annual plan, as well as and of other related matters. See section 4.5 'Audit committee activities in 2023'.
Detection and management of deficiencies
The audit committee oversees to supervise the financial reporting process and the internal control systems. It is responsible for discussing any significant weaknesses detected in the audit with the external auditor.
The audit committee also assesses the results of the work of the Internal audit unit and may take the necessary measures to correct any deficiencies identified in the financial information, that may impact on the reliability and accuracy of the financial statements. It may ask other areas of the Group involved in the process for vital information and clarification. The committee also assesses the potential impact of any errors detected in the financial information.
In 2023, the audit committee was informed of the ICS assessment and certification for the 2022 financial year. See section 4.5 'Audit committee activities in 2023'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

[Page intentionally left blank] 1 of 2

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

[Page intentionally left blank] 2 of 2

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9. Other corporate
governance information
Since 12 June 2018, CNMV allows the annual corporate governance and directors’ remuneration reports Spanish listed companies must submit to be drafted in a free format, which is what we selected for our corporate governance and directors’ remuneration reports since 2018.
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
We have normally completed the 'comply or explain' section for all recommendations in the Spanish Corporate Governance Code to clearly show the ones we complied with, and explain the ones we partially complied or failed to comply with. In section 9.3 'References on compliance with recommendations of Spanish Corporate Governance Code', we have included a chart with cross-references showing where information supporting each response can be found in this corporate governance chapter and elsewhere in this annual report.
9.1 Reconciliation with the CNMV’s corporate governance report model

Section in the CNMV model	Included in statistical report	Comments
A. OWNERSHIP STRUCTURE
A.1	Yes	See sections 2.1 'Share capital', 3.2 'Shareholder rights' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.2	Yes	See section 2.3 'Significant shareholders' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.3	Yes	See 'Tenure and equity ownership' in section 4.2 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
A.4	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.5	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.6	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.7	Yes	See sections 2.4 'Shareholders' agreements' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.8	Yes	Not applicable. See section 9.2 'Statistical information on corporate governance required by the CNMV'.
A.9	Yes	See section 2.5 'Treasury shares' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.10	No	See sections 2.2 'Authority to increase capital' and 2.5 'Treasury shares'.
A.11	Yes	See section 9.2 'Statistical information on corporate governance as required by the CNMV'.
A.12	No	See section 'Voting rights and unrestricted share transfers' in section 3.2.
A.13	No	See section 3.2 'Shareholder rights'.
A.14	Yes	See sections 2.6 'Stock market information' and 9.2 'Statistical information on corporate governance as required by the CNMV'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Section in the CNMV model	Included in statistical report	Comments
B. GENERAL SHAREHOLDERS’ MEETING
B.1	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.2	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.3	No	See 'Rules for amending our Bylaws' in section 3.2.
B.4	Yes
See 'Quorum and attendance' in section 3.4, in relation to financial year 2023, and section 9.2 'Statistical information on corporate governance required by the CNMV', in relation to the financial 2021, 2022 and 2023 year.

B.5	Yes	See 'Approved resolutions and voting results' in section 3.4.
B.6	Yes	See 'Participation at general meetings' in section 3.2 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
B.7	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.8	No	See 'Corporate website' in section 3.1.
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1	Yes	See 'Size' in section 4.2.
C.1.2	Yes	See sections 1.1 'Board skills and diversity', 4.1 'Our directors, 'Tenure and equity ownership' in section 4.2, and section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.3	Yes
See sections 2.4 'Shareholders' agreements', 4.1 'Our directors', 'Composition by director type' in section 4.2, 'Duties and activities in 2023' in section 4.6 and section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.4	Yes
See 'Diversity' and 'Board skills and diversity matrix' in section 4.2, in relation to financial year 2023, and section 9.2 'Statistical information on corporate governance required by the CNMV', in relation to the remaining financial years.

C.1.5	No	See 'Diversity' in section 4.2 and 'Duties and activities in 2023' in section 4.6.
C.1.6	No
See 'Diversity' in section 4.2 and 'Duties and activities in 2023' in section 4.6 and, regarding top executive positions, see 4 'Acting responsibility towards employees' in 'Responsible banking' chapter.

C.1.7	No	See 'Duties and activities in 2023' in section 4.6.
C.1.8	No	Not applicable, since there are no proprietary directors. See 'Composition by type of director' in section 4.2.
C.1.9	No	See 'Functions' in section 4.4.
C.1.10	No	See section 4.1 'Our directors'.
C.1.11	Yes	See sections 4.1 'Our directors' and 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.12	Yes	See 'Board and committee preparation and attendance' in section 4.3.
C.1.13	Yes	See sections 6. 'Remuneration' and 9.2 'Statistical information on corporate governance required by the CNMV'. Additionally, see Note 5) in the 'Notes to the consolidated financial statements'.
C.1.14	Yes
See sections 5. 'Senior management team' and 9.2 'Statistical information on corporate governance required by the CNMV'. Additionally, see note 5) in the 'Notes to the consolidated financial statements'.

C.1.15	Yes	See 'Board regulation' in section 4.3.
C.1.16	No	See 'Election, appointment, re-election and succession of directors' in section 4.2.
C.1.17	No	See 'Board effectiveness review and actions to continuously improve' in section 1.2 and 'Board effectiveness review in 2023' in section 4.3.
C.1.18	No	See 'External consultant independence' in section 4.3.
C.1.19	No	See 'Election, appointment, re-election and succession of directors' in section 4.2.
C.1.20	No	See 'Board operation' in section 4.3.
C.1.21	Yes
Not applicable since there are no specific requirements, other than those applying to directors generally, to be appointed chair. See section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.22	No	See 'Diversity' in section 4.2.
C.1.23	Yes	See 'Election, appointment, re-election and succession of directors' in section 4.2 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.24	No	See 'Board operation' in section 4.3.
C.1.25	Yes
See 'Lead Independent Director' and 'Board and committee preparation and attendance' in section 4.3, 'Duties and activities in 2023' in sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10 and section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.26	Yes
See 'Board and committee preparation and attendance' in section 4.3, section 4.6 'Nomination committee activities in 2023' and section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.27	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.28	No	See 'Duties and activities in 2023' in section 4.5.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Section in the CNMV model	Included in statistical report	Comments
C.1.29	Yes	See section 4.1 'Our directors', 'Secretary of the board' in section 4.3 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.30	No	See section 3.1 'Shareholder communication and engagement'and 'External auditor independence' in section 4.5.
C.1.31	Yes	See 'Re-election of the external auditor' in section 4.5.
C.1.32	Yes
In accordance with the CNMV’s instructions, see 'External auditor independence' in section 4.5 and sub-section C.1.32 of section 9.2 'Statistical information on corporate governance required by the CNMV'. Per the CNMV’s instructions on preparing annual reports on corporate governance, sub-section C.1.32 provides the fee ratios of non-audit services to total audit services, with these differences in the ratio set out in Regulation (EU) No 537/2014 that is included in section 4.5 'Audit committee activities in 2023': (a) the ratios in sub-section C.1.32 have two perimeters to the one established by Regulation (EU) No 537/2014: fees for the approved services to be performed by PricewaterhouseCoopers Auditores, S.L. (PwC) for Banco Santander and fees for the approved services to be performed by PwC and other firms in its network for all other Grupo Santander entities, in and outside Spain; and (b) the ratios' denominator is the fees amount for audit services in 2022 and not the average fee value from the past three consecutive years that Regulation (EU) No 537/2014 dictates.

C.1.33	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.34	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.35	Yes	See 'Board operation' and 'Committee operation' in section 4.3.
C.1.36	No	See 'Election, appointment, re-election and succession of directors' in section 4.2.
C.1.37	No	Not applicable. See 'Duties and activities in 2023' in section 4.6.
C.1.38	No	Not applicable.
C.1.39	Yes
See sections 6.4 'Directors' remuneration policy for 2024, 2025 and 2026', 6.7 'Prudentially significant disclosures document' and 9.2 'Statistical information on corporate governance required by the CNMV'.

C.2 Board committees
C.2.1	Yes
See 'Structure of board committees' and 'Committee operation' in section 4.3, sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10 and 9.2 'Statistical information on corporate governance required by the CNMV'.

C.2.2	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.2.3	No	See 'Board regulation' and 'Structure of board committees', 'Committee operation' in section 4.3 and 'Duties and activities in 2023' in sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10.
D. RELATED PARTY AND INTRAGROUP TRANSACTIONS
D.1	No	See 'Related-party transactions' in section 4.12.
D.2	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.3	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.4	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
D.5	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.6	No	See 'Other conflicts of interest' in section 4.12.
D.7	Yes	Not applicable. See section 2.3 'Significant shareholders' and 'Other conflicts of interest' in section 4.12.
E. CONTROL AND RISK MANAGEMENT SYSTEMS
E.1	No
See chapter 'Risk, compliance & conduct management', in particular section 2.'Risk management and control model' and sections 1.2 'Impacts, risks and opportunities', 2.3 'Risk management' and 7.1.4 'Principles of action in tax matters' in the 'Responsible banking' chapter.

E.2	No
See note 54 to the consolidated financial statements, section 2.3 'Risk and compliance governance' in the 'Risk, compliance & conduct management' chapter. See also sections 1.2 'Impacts, risks and opportunities', 2.2 'Governance' and 7.1.4 'Principles of action in tax matters' in the 'Responsible banking' chapter.

E.3	No
See sections 2.2 'Key risk types', 3. 'Credit risk', 4. 'Market, structural and liquidity risk', 5. 'Capital risk', 6. 'Operational risk', 7. 'Compliance and conduct risk', 8. 'Model risk', 9. 'Strategic risk' and 10. 'ESG risk factors' in the 'Risk, compliance & conduct management' chapter. See also the 'Responsible banking' chapter and, for our capital needs, see section 3.5 'Capital management and adequacy. Solvency ratios' of the 'Economic and financial review' chapter.

E.4	No
See section 2.4. 'Management processes and tools' in the 'Risk, compliance & compliance management' chapter and sections 1.2 'Impacts, risks and opportunities', 2.3 'Risk management' and 7.1.4 'Principles of action in tax matters' in the 'Responsible banking' chapter.

E.5	No
See 3. 'Credit risk', 4. 'Market, structural and liquidity risk', 5. 'Capital risk', 6. 'Operational risk', 7 'Compliance and conduct risk', 8 .'Model risk', 9. 'Strategic risk' and in 10.'ESG risk factors' the 'Risk, compliance & conduct management' chapter. Additionally, see note 25e) in the 'Notes to the consolidated financial statements'.

E.6	No
See sections 2.'Risk management and control model', 3. 'Credit risk', 4. 'Market, structural and liquidity risk', 5. 'Capital risk', 6. 'Operational risk', 7. 'Compliance and conduct risk', 8. 'Model risk', 9. 'Strategic risk' and 10.'ESG risk factors' in the 'Risk, compliance & conduct management' chapter. See also sections 2.2 'Governance' and 2.3 'Risk management' in the in the 'Responsible banking' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Section in the CNMV model	Included in statistical report	Comments
F. ICFRS
F.1	No	See section 8.1 'Control environment'.
F.2	No	See section 8.2 'Risk assessment in financial reporting'.
F.3	No	See section 8.3 'Control activities'.
F.4	No	See section 8.4 'Information and communication'.
F.5	No	See section 8.5 'Monitoring of system functioning'.
F.6	No	Not applicable.
F7	No	See section 8.6 'External auditor report'.
G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
G	Yes	See 'Degree of compliance with the corporate governance recommendations' in section 9.2 and section 9.3 'References on compliance with recommendations of Spanish Corporate Governance Code'.
H. OTHER INFORMATION OF INTEREST
H	No
See 'Board regulation' in section 4.3. Banco Santander also complies with the Polish Code of Best Practices, except in areas where regulation is different in Spain and Poland. In addition, see sections 7. 'Business conduct' and 9.2 'Main internal regulations and governance', in particular, 9.1 'Stakeholder engagement', in the Responsible banking chapter.

9.2 Statistical information on corporate governance required by the CNMV
Unless otherwise indicated all data as of 31 December 2023.
A. OWNERSHIP STRUCTURE
A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:
Indicate whether company Bylaws contain the provision of double loyalty voting:
Yes ☐ No ☑

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights
30/06/2023	8,092,073,029.50	16,184,146,059	16,184,146,059
Indicate whether different types of shares exist with different associated rights:
Yes ☐ No ☑
A.2 List the direct and indirect holders of significant ownership interests at year-end, including directors with a significant shareholding:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting rights
Name or corporate name of shareholder	Direct	Indirect	Direct	Indirect
BlackRock Inc.	0	5.08	0	0.346	5.43
Dodge & Cox	0	3.04	0	0	3.04
Details of the indirect shares:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights
BlackRock Inc.	Subsidiaries of BlackRock Inc.	5.08	0.346	5.43
Dodge & Cox	Funds and portfolios managed by Dodge & Cox	3.04	0	3.04

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

A.3 Give details of the participation at the close of the fiscal year of the members of the board of directors who are holders of voting rights attributed to shares of the company or through financial instruments, whatever the percentage, excluding the directors who have been identified in Section A.2 above:

Name or corporate name of director	% of voting rights attributed to shares (including loyalty votes)		% of voting rights through financial instruments		Total % of voting rights	From the total % of voting rights attributed to the shares, indicate, where appropriate, the % of the additional votes attributed corresponding to the shares with a loyalty vote
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Ana Botín-Sanz de Sautuola y O’Shea	0.01	0.19	0.00	0.00	0.20	0.00	0.00
Héctor Grisi Checa	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Glenn Hutchins	0.00	0.00	0.00	0.00	0.00	0.00	0.00
José Antonio Álvarez Álvarez	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Homaira Akbari	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Javier Botín-Sanz de Sautuola y O’Shea	0.03	0.16	0.00	0.00	0.19	0.00	0.00
Bruce Carnegie-Brown	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sol Daurella Comadrán	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Germán de la Fuente	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Henrique de Castro	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gina Díez Barroso	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Luis Isasi Fernández de Bobadilla	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ramiro Mato García Ansorena	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Sergio Rial	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Belén Romana García	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Pamela Walkden	0.00	0.00	0.00	0.00	0.00	0.00	0.00
% total voting rights held by the board of directors	0.43
% total voting rights represented on the board of directors	0.77
Details of the indirect holding:

Name or corporate name of director	Name or corporate name of direct owner	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights	From the total % of voting rights attributed to the shares, indicate, where appropriate, the % of the additional votes attributed corresponding to the shares with a loyalty vote
_	_	_	_	_	_
A.7 Indicate whether the company has been notified of any shareholders’ agreements that may affect it, in accordance with the provisions of Articles 530 and 531 of the Spanish Companies Act (LSC). If so, provide a brief description and list the shareholders bound by the agreement, as applicable:
Yes ☑ No ☐

Parties to the shareholders’ agreement	% of share capital affected	Brief description of agreement	Expiry date, if applicable
Javier Botín-Sanz de Sautuola y O’Shea (directly and indirectly through Agropecuaria El Castaño, S.L.U.) Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L. Carmen Botín-Sanz de Sautuola y O’Shea Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.	0.67
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
			01/01/2056

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. If so, give a brief description as applicable:
Yes ☑ No ☐

Participants in the concerted action	% of share capital affected	Brief description of concerted action	Expiry date, if applicable
Javier Botín-Sanz de Sautuola y O’Shea (directly and indirectly through Agropecuaria El Castaño, S.L.U.) Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L. Carmen Botín-Sanz de Sautuola y O’Shea Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.	0.67
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
			01/01/2056
A.8 Indicate whether any individual or entity currently exercises control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act. If so, identify them:
Yes ☐ No ☑
A.9 Complete the following tables on the company’s treasury shares:
At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
286,842,316	10,973,357	1.84%
(*) Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestión, S.A.	9,000,000
Banco Santander Río, S.A.	629,222
Banco Santander México, S.A.	1,344,135
Total:	10,973,357
A.11 Estimated free float:

%
Estimated free float	88.49
A.14 Indicate whether the company has issued securities not traded in a regulated market of the European Union.
Yes ☑ No ☐

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

B. GENERAL SHAREHOLDERS’ MEETING
B.4 Indicate the attendance figures for the general shareholders’ meetings held during the financial year to which this report relates and in the two preceding financial years:

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
26/03/2021	0.06	65.02	2.04	0.55	67.67
Of which free float:	0.01	64.03	2.04	0.55	66.63

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
01/04/2022	0.71	65.41	2.08	0.57	68.77
Of which free float:	0.09	64.98	2.08	0.57	67.72

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
31/03/2023	0.72	64.20	2.22	0.42	67.56
Of which free float:	0.06	63.73	2.22	0.42	66.43
B.5 Indicate whether in the general shareholders’ meetings held during the financial year to which this report relates there has been any matter submitted to them which has not been approved by the shareholders:
Yes ☐ No ☑
B.6 Indicate whether the Bylaws require a minimum holding of shares to attend to or to vote remotely in the general shareholders’ meeting:
Yes ☐ No ☑

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1 Maximum and minimum number of directors provided for in the Bylaws:

Maximum number of directors	17
Minimum number of directors	12
Number of directors set by the General Meeting	15
C.1.2 Complete the following table with the directors’ details:

Name or corporate name of director	Representative	Category of director	Position in the board	Date of first appointment	Date of last appointment	Election procedure
Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chair	04/02/1989	31/03/2023	Vote in general shareholders’ meeting
Héctor Grisi Checa	N/A	Executive	Chief Executive Officer	20/12/2022	31/03/2023	Vote in general shareholders’ meeting
Glenn Hutchins	N/A	Independent	Lead Independent Director	20/12/2022	31/03/2023	Vote in general shareholders’ meeting
José Antonio Álvarez Álvarez	N/A	Other external	Director	25/11/2014	01/04/2022	Vote in general shareholders’ meeting
Homaira Akbari	N/A	Independent	Director	27/09/2016	31/03/2023	Vote in general shareholders’ meeting
Javier Botín-Sanz de Sautuola y O’Shea	N/A	Other external	Director	25/07/2004	26/03/2021	Vote in general shareholders’ meeting
Bruce Carnegie-Brown	N/A	Independent	Director	25/11/2014	26/03/2021	Vote in general shareholders’ meeting
Sol Daurella Comadrán	N/A	Independent	Director	25/11/2014	31/03/2023	Vote in general shareholders’ meeting
Henrique de Castro	N/A	Independent	Director	12/04/2019	01/04/2022	Vote in general shareholders’ meeting
Germán de la Fuente	N/A	Independent	Director	01/04/2022	01/04/2022	Vote in general shareholders’ meeting
Gina Díez Barroso	N/A	Independent	Director	22/12/2020	31/03/2023	Vote in general shareholders’ meeting
Luis Isasi Fernández de Bobadilla	N/A	Other external	Director	03/04/2020	01/04/2022	Vote in general shareholders' meeting
Ramiro Mato García-Ansorena	N/A	Independent	Director	28/11/2017	26/03/2021	Vote in general shareholders´ meeting
Belén Romana García	N/A	Independent	Director	22/12/2015	01/04/2022	Vote in general shareholders’ meeting
Pamela Walkden	N/A	Independent	Director	29/10/2019	31/03/2023	Vote in general shareholders’ meeting
Total number of directors			15
Indicate any directors who have left during the financial year to which this report relates, regardless of the reason (whether for resignation or by agreement of the general meeting or any other):

Name or corporate name of director	Category of director at the time he/her left	Date of last appointment	Date of leave	Board committees he or she was a member of	Indicate whether he or she has left before the expiry of his or her term
Sergio Rial	Other external	03/04/2020	01/01/2023	–	YES

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

C.1.3 Complete the following tables for the directors in each relevant category:

Executive directors
Name or corporate name of director	Position held in the company	Profile
Ana Botín-Sanz de Sautuola y O’Shea	Executive Chair	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Héctor Grisi Checa	CEO	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.

Total number of executive directors		2
% of the Board		13.33

Proprietary non-executive directors
Name or corporate name of director	Name or corporate name of significant shareholder represented or having proposed his or her appointment	Profile
N/A	N/A	N/A

Total number of proprietary non-executive directors		0
% of the Board		0

Independent directors
Name or corporate name of director	Profile
Glenn Hutchins	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Homaira Akbari	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Bruce Carnegie-Brown	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Sol Daurella Comadrán	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Henrique de Castro	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Germán de la Fuente	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Gina Díez Barroso	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Ramiro Mato García-Ansorena	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Belén Romana Garcia	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Pamela Walkden	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.

Total number of independent directors	10
% of the Board	66.67

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
The committee concluded that the business relationships maintained and the funding Grupo Santander granted to companies in which Sol Daurella was a principal shareholder or director in 2023 were not significant because, among other reasons: (i) did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others, (ii) were aligned with Grupo Santander's share in the corresponding market, and (iii) did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE, Nasdaq and the Canadian Bank Act.

Henrique de Castro	Business
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained between Grupo Santander and the company in which Henrique de Castro was a director in 2023 were not significant because, among other reasons they did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE and Nasdaq.

Gina Díez Barroso	Business/Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained and the funding granted by Grupo Santander to the companies in which Gina Díez Barroso was a principal shareholder and director in 2023 were not significant because, among other reasons: (i) did not generate a situation of economic dependence on the company involved in view of the substitutability of this funding by other sources, whether banks or others, (ii) were aligned with Grupo Santander's share in the corresponding market, and (iii) did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE, Nasdaq and the Canadian Bank Act.

Glenn Hutchins	Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the funding Grupo Santander granted to the company in which Glenn Hutchins was a director in 2023 was not significant because, among other reasons: (i) did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others, (ii) was aligned with Grupo Santander's share in the corresponding market, and (iii) did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE, Nasdaq and the Canadian Bank Act.

Belén Romana	Business/Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained and the funding Grupo Santander granted to the companies in which Belén Romana was a director in 2023 were not significant because, among other reasons: (i) did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others, (ii) were aligned with Grupo Santander's share in the corresponding market, and (iii) did not reach certain comparable materiality thresholds used in other jurisdictions, e.g. NYSE, Nasdaq and the Canadian Bank Act.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Other external directors
Identify all other external directors and explain why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Name or corporate name of director	Reasons	Company, manager or shareholder to which or to whom the director is related	Profile
José Antonio Álvarez Álvarez	Given that Mr Álvarez was the former CEO of Banco Santander until 31 December 2022, pursuant to sub-section 4.a) of article 529 duodecies of the Spanish Companies Act.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Javier Botín-Sanz de Sautuola y O’Shea	Given that Mr Botín has been director for over 12 years, pursuant to sub-section 4. i) of article 529 duodecies of the Spanish Companies Act.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Luis Isasi Fernández de Bobadilla
Under prudent criteria given his remuneration as non-executive Chair of Santander España’s body as supervisor, unit without its own corporate identity separate to Banco Santander, pursuant to sub-sections 2 to 4 of article 529 duodecies of the Spanish Companies Act.
		Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Total number of other external directors			3
% of the Board			20.00
List any changes in the category of a director which have occurred during the period covered in this report.

Name or corporate name of director	Date of change	Previous category	Current category
José Antonio Álvarez Álvarez	01/01/2023	Executive	Other external
C.1.4 Complete the following table on the number of female directors at the end of each the past four years and their category:

Number of female directors					% of total directors of each category
	FY 2023	FY 2022	FY 2021	FY 2020	FY 2023	FY 2022	FY 2021	FY 2020
Executive	1	1	1	1	50.00	50.00	50.00	33.33
Proprietary	—	—	—	—	0.00	0.00	0.00	0.00
Independent	5	5	5	5	50.00	50.00	50.00	50.00
Other external	—	—	—	—	0.00	0.00	0.00	0.00
Total:	6	6	6	6	40.00	40.00	40.00	40.00

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

C.1.11 List the positions of director, administrator or representative thereof, held by directors or representatives of directors who are members of the company's board of directors in other entities, whether or not they are listed companies:

Identity of the director or representative	Company name of the listed or non-listed entity	Position	Remunerated YES/NO
Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Director	YES
Héctor Grisi Checa	Cogrimex, S.A. de C.V.	Chair	NO
Bruce Carnegie-Brown	Lloyd's of London	Chair	YES
	Cuvva Limited	Chair	YES
Javier Botín-Sanz de Sautuola y O’Shea	JB Capital Markets, S. V., S.A.U.	Chair	YES
	Inversiones Zulú, S.L.	Chair-chief executive officer	NO
	Agropecuaria El Castaño, S.L.E	Joint administrator	NO
	Inversiones Peña Cabarga, S.L.	Joint and several administrator	NO
Homaira Akbari	Landstar System, Inc.	Director	YES
	AKnowledge Partners, LLC	Chief executive officer	YES
Sol Daurella Comadrán	Coca-Cola Europacific Partners PLC	Chair	YES
	Cobega, S.A.	Representative of director	NO
	Equatorial Coca Cola Bottling Company, S.L.	Director	YES
	Cobega Invest S.L.	Joint administrator	NO
	Olive Partners, S.A.	Representative of director	NO
	Indau, S.A.R.L.	Joint and several administrator	YES
Henrique de Castro	Fiserv Inc.	Director	YES
	Stakecorp Capital, s.a.r.l.	Director	NO
Gina Díez Barroso Azcárraga	Grupo Diarq, S.A. de C.V.	Chair	NO
	Dalia Women, S.A.P.I. de C.V.	Director	NO
	Centro de Diseño y Comunicación, S.C.	Chair	NO
	Bolsa Mexicana de Valores, S.A.B. de C.V.	Director	YES
Glenn Hogan Hutchins	AT&T Inc.	Director	YES
	North Island, LL	Chair	NO
	North Island Ventures, LLC	Chair	NO
Luis Isasi Fernández de Bobadilla	Compañía de Distribución Integral Logista Holdings, S.A.	Vice Chair	YES
	Balcón del Parque, S.L.	Sole administrator	NO
	Santa Clara de C. Activos, S.L.	Director	NO
Ramiro Mato García-Ansorena	Ansorena, S.A.	Chair	NO
Belén Romana García	Werfen, S.A.	Director	YES
	Six Group AG	Director	YES
	SIX Digital Exchange AG	Chair	YES
	SDX Trading AG	Chair	YES
	Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.	Director	YES
Indicate, where appropriate, the other remunerated activities of the directors or directors' representatives, whatever their nature, other than those indicated in the previous table.

Identity of the director or representative	Other paid activities
Bruce Carnegie-Brown	Member of investment committee of Gresham House PLC
Glenn Hogan Hutchins	Member of the international advisory board Government of Singapore Investment Corporation
Member of the executive committee of Boston Celtics
Luis Isasi Fernández de Bobadilla	Senior Advisor of Morgan Stanley
Ramiro Mato García-Ansorena	External advisor of ACON Southern Europe Advisory, S.L.
Belén Romana García	Senior advisor of Artá Capital, S.G.E.I.C., S.A
Academic director of the IE Leadership & Foresight Hub Programme
Pamela Walkden	Member of the advisory board of JD Haspel Limited

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
C.1.13 Identify the following items of the total remuneration of the board of directors:

Board remuneration accrued in the fiscal year (EUR thousand)	28,567
Funds accumulated by current directors for long-term savings systems with consolidated economic rights (EUR thousand)	69,338
Funds accumulated by current directors for long-term savings systems with unconsolidated economic rights (EUR thousand)	0
Pension rights accumulated by former directors (EUR thousand)	46,200
C.1.14 Identify the members of the company’s senior management who are non executive directors and indicate total remuneration they have accrued during the financial year:

Name or corporate name	Position (s)
Mahesh Aditya	Group Chief Risk Officer
Daniel Barriuso	Global Head of Retail & Commercial Banking and Group Chief Transformation Officer
Alexandra Brandão	Group Head of Human Resources
Juan Manuel Cendoya Méndez de Vigo	Group Head of Communications, Corporate Marketing and Research
José Francisco Doncel Razola	Group Chief Accounting Officer
José Antonio García Cantera	Group Chief Financial Officer
Juan Guitard Marín	Group Chief Audit Executive
José Maria Linares Perou	Global Head of Corporate & Investment Banking
Mónica Lopez-Monís Gallego	Group Head of Supervisory and Regulatory Relations
Dirk Marzluf	Group Chief Operating & Technology Officer
Víctor Matarranz Sanz de Madrid	Global Head of Wealth Management & Insurance
José Luis de Mora Gil-Gallardo	Group Head of Digital Consumer Bank and Group Head of Corporate Development and Financial Planning
Jaime Pérez Renovales	Group General Counsel
Marjolein van Hellemondt-Gerdingh	Group Chief Compliance Officer
Number of women in senior management	3
Percentage of total senior management	21.43
Total remuneration accrued by the senior management (EUR thousand)	50,369
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Indicate the number of meetings of the various board committees held during the financial year.

Number of meetings of the audit committee	15
Number of meetings of the responsible banking, sustainability and culture committee	6
Number of meetings of the innovation and technology committee	4
Number of meetings of the nomination committee	13
Number of meetings of the remuneration committee	12
Number of meetings of the risk supervision, regulation and compliance committee	17
Number of meetings of the executive committee	23
C.1.26 Indicate the number of board meetings held during the financial year and data about the attendance of the directors:

Number of meetings with at least 80% of directors being present	15
% of votes cast by members present over total votes in the financial year	100
Number of board meetings with all directors being present (or represented having given specific instructions)	15
% of votes cast by members present at the meeting or represented with specific instructions over total votes in the financial year	100
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
Yes ☑ No ☐

	Company	Group companies	Total
Amount of non-audit work (EUR thousand)	9,372	10,192	19,564
Amount of non-audit work as a % of amount of audit work	35.08	13.12	18.74
C.1.33 Indicate whether the audit report on the previous year’s financial statements contains a qualified opinion or reservations. Indicate the reasons given by the Chair of the audit committee to the shareholders in the general shareholders meeting to explain the content and scope of those qualified opinion or reservations.
Yes ☐ No ☑

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Individual financial statements	Consolidated financial statements
Number of consecutive years	8	8

	Company	Group
Number of years audited by current audit firm/Number of years the company’s or its Group financial statements have been audited (%)	19.05	19.51
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

Number of beneficiaries	22
Type of beneficiary	Description of the agreement:
Employees	The Bank has no commitments to provide severance pay to directors.
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

C.2 Board committees
C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

Executive committee
Name	Position	Type
Ana Botín-Sanz de Sautuola y O’Shea	Chair	Executive director
Héctor Grisi Checa	Member	Executive director
José Antonio Álvarez Álvarez	Member	Other external director
Luis Isasi Fernández de Bobadilla	Member	Other external director
Ramiro Mato García-Ansorena	Member	Independent director
Belén Romana García	Member	Independent director

% of executive directors		33.33
% of proprietary directors		0.00
% of independent directors		33.33
% of other external directors		33.33

Audit committee
Name	Position	Type
Pamela Walkden	Chair	Independent director
Homaira Akbari	Member	Independent director
Henrique de Castro	Member	Independent director
Germán de la Fuente	Member	Independent director
Ramiro Mato García-Ansorena	Member	Independent director
Belén Romana García	Member	Independent director

% of executive directors		0
% of proprietary directors		0
% of independent directors		100
% of other external directors		0
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Remuneration committee
Name	Position	Type
Glenn Hogan Hutchins	Chair	Independent director
Bruce Carnegie-Brown	Member	Independent director
Sol Daurella Comadrán	Member	Independent director
Henrique de Castro	Member	Independent director
Luis Isasi Fernández de Bobadilla	Member	Other external director

% of executive directors		0
% of proprietary directors		0
% of independent directors		80.00
% of other external directors		20.00

Risk supervision, regulation and compliance committee
Name	Position	Type
Belén Romana García	Chair	Independent director
Germán de la Fuente	Member	Independent director
Luis Isasi Fernández de Bobadilla	Member	Other external director
Ramiro Mato García-Ansorena	Member	Independent director
Pamela Walkden	Member	Independent director

% of executive directors		0
% of proprietary directors		0
% of independent directors		80.00
% of other external directors		20.00

Responsible banking, sustainability and culture committee
Name	Position	Type
Ramiro Mato García-Ansorena	Chair	Independent director
Homaira Akbari	Member	Independent director
Sol Daurella Comadrán	Member	Independent director
Gina Díez Barroso	Member	Independent director
Belén Romana García	Member	Independent director

% of executive directors		0
% of proprietary directors		0
% of independent directors		100
% of other external directors		0

Innovation and technology committee
Name	Position	Type
Ana Botín-Sanz de Sautuola y O'Shea	Chair	Executive director
Homaira Akbari	Member	Independent director
José Antonio Álvarez Álvarez	Member	Other external director
Henrique de Castro	Member	Independent director
Héctor Grisi Checa	Member	Executive director
Glenn Hogan Hutchins	Member	Independent director
Belén Romana García	Member	Independent director

% of executive directors		28.57
% of proprietary directors		0.00
% of independent directors		57.14
% of other external directors		14.29

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2023		FY 2022		FY 2021		FY 2020
	Number	%	Number	%	Number	%	Number	%
Audit committee	3	50.00	3	50.00	3	60.00	3	60.00
Responsible banking, sustainability and culture committee	4	80.00	3	75.00	3	60.00	3	60.00
Innovation and technology committee	3	42.86	3	42.86	3	42.86	3	42.85
Nomination committee	2	50.00	2	50.00	2	50.00	1	33.33
Remuneration committee	1	20.00	1	20.00	1	20.00	1	20.00
Risk supervision, regulation and compliance committee	2	40.00	2	50.00	2	40.00	1	20.00
Executive committee	2	33.33	2	33.33	2	33.33	2	33.33
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
The information included in this chart shows the transactions and the results obtained by the Bank in Spain and its foreign branches as of 31 December 2023 with Group entities resident in countries or territories that were considered non-cooperative jurisdictions pursuant to Spanish legislation, at such date (Law 11/2021 on measures to prevent and fight against tax fraud).
These results, and the balances indicated below, were eliminated in the consolidation process. See note 3 to the 2023 consolidated financial statements for more information on offshore entities.

Banco Santander (Brasil) S.A. (Cayman Islands Branch)	The amount shown on the right corresponds to negative results (including results due to exchange differences) relating to contracting of derivatives. The referred derivatives had a net negative market value of EUR 697 million and covered the following transactions: - 142 Non Delivery Forwards. - 175 Swaps. - 55 Cross Currency Swaps. - 24 Options. - 26 Forex.	416,850
	The amount shown on the right corresponds to negative results relating to demand deposits (liability). These deposits had a nominal value of EUR 2,311 million as of 31 December 2023.	61,906
	The amount shown on the right corresponds to positive results relating to demand deposits (asset). These deposits had a nominal value of EUR 19 million as of 31 December 2023.	22
	The amount shown on the right corresponds to positive results relating to fixed income securities-subordinated instruments (asset). This relates to the investment in November 2018 in two subordinated instruments (Tier I Subordinated Perpetual Notes and Tier II Subordinated Notes with maturity 2028, but with a full and early redemption option exercised in November 2023). Tier I Notes had an amortised cost of EUR 1,146 million as of 31 December 2023.	148,680
	The amount shown on the right corresponds to negative results relating to interests and commissions concerning correspondent accounts (liability). This relates to correspondent accounts with a credit balance of EUR 22 million as of 31 December 2023.	412
	The amount shown on the right corresponds to positive results relating to commissions received.	139

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
Complies ☑ Partially complies ☐ Explain ☐

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
Complies ☐ Partially complies ☐ Explain ☐ Not applicable ☑

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.3 References on compliance with recommendations of Spanish Corporate Governance Code

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
See sections 4.5 'Audit committee activities in 2023', 4.6 'Nomination committee activities in 2023', 4.7 'Remuneration committee activities in 2023', 4.8 'Risk supervision, regulation and compliance committee activities in 2023', 4.9 'Responsible banking, sustainability and culture committee activities in 2023', 4.10 'Innovation and technology committee activities in 2023' and 4.12 'Related-party transactions and conflicts of interest'.

7	Comply	See 'Engagement with shareholders in 2023' in section 3.1, 'Participation at general meetings' in section 3.2 and section 3.5 'Our next AGM in 2024'.
8	Comply	See 'Board regulation' in section 4.3 and section 4.5 'Audit committee activities in 2023'.
9	Comply	See 'Participation at general meetings' in section 3.2.
10	Comply	See 'Supplement to the notice and proposals resolutions' in section 3.2.
11	Not applicable	See section 3.5 'Our next AGM in 2024'.
12	Comply	See section 4.3 'Board functioning and effectiveness'.
13	Comply	See 'Size' in section 4.2.
14	Comply
See 'Diversity' and 'Election, appointment, re-election and succession of directors' in section 4.2, 'Board regulation' in section 4.3, 'Duties and activities in 2023' in section 4.6, section 5. 'Senior management team' and 'Responsible banking' chapter.

15	Comply	See section 4.2 'Board composition'.
16	Comply	See 'Composition by type of director' in section 4.2.
17	Comply	See 'Composition by type of director' and 'Election, appointment, re-election and succession of directors' in section 4.2.
18	Comply	See 'Corporate website' in section 3.1, section 4.1 'Our directors' and 'Tenure and equity ownership' in section 4.2.
19	Not applicable	See 'Composition by type of director' in section 4.2.
20	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
21	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
22	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2, 'Board regulation' in section 4.3 and 'Duties and activities in 2023' in section 4.6.
23	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
24	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2, 'Board's regulation' in section 4.3 and 'Duties and activities in 2023' in section 4.6.
25	Comply	See 'Board and committee preparation and attendance' in section 4.3 and 'Duties and activities in 2023' in section 4.6.
26	Comply	See 'Board operation' and 'Board and committee preparation and attendance' in section 4.3.
27	Comply	See 'Board operation', 'Committee operation' and 'Board and committee preparation and attendance' in section 4.3.
28	Comply	See 'Board operation' in section 4.3.
29	Comply	See 'Board operation' and 'Committee operation' in section 4.3.
30	Comply	See 'Director training and induction programmes' in section 4.3.
31	Comply	See 'Board operation' in section 4.3.
32	Comply	See section 3.1 'Shareholder communication and engagement' and 'Duties and activities in 2023' in section 4.6.
33	Comply	See section 4.3 'Board functioning and effectiveness'.
34	Comply	See 'Lead Independent Director' in section 4.3.
35	Comply	See 'Secretary of the board' in section 4.3.
36	Comply	See 'Board effectiveness review in 2023' in section 4.3.
37	Comply	See 'Board regulation' in section 4.3 and 'Composition' in section 4.4.
38	Comply	See 'Committee operation' in section 4.3 and section 4.4 'Executive committee activities in 2023'.
39	Comply	See 'Board regulation' in section 4.3 and 'Composition' in section 4.5.
40	Comply	See 'Duties and activities in 2023' in section 4.5 and section 8.5 'Monitoring of system functioning'.
41	Comply	See 'Board regulation' in section 4.3 and 'Duties and activities in 2023' in section 4.5.
42	Comply	See 'Board regulation' in section 4.3 and 'Duties and activities in 2023' in section 4.5.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Recommendation	Comply / Explain	Information
43	Comply	See 'Committee operation' in section 4.3.
44	Comply	See 'Duties and activities in 2023' in section 4.5.
45	Comply	See 'Board regulation' in section 4.3, 'Duties and activities in 2023' in section 4.5, 'Duties and activities in 2023' in section 4.8 and the 'Risk management and compliance' chapter.
46	Comply	See 'Duties and activities in 2023' in section 4.5,'Duties and activities in 2023' in section 4.8 and the 'Risk, compliance & conduct management'' chapter.
47	Comply	See 'Composition' in section 4.6 and 'Composition' in section 4.7.
48	Comply	See 'Structure of board committees' in section 4.3.
49	Comply	See 'Duties and activities in 2023' in section 4.6.
50	Comply	See 'Duties and activities in 2023' in section 4.7.
51	Comply	See 'Duties and activities in 2023' in section 4.7.
52	Comply
See 'Board regulation' and 'Committee operation' in section 4.3 and sections 4.8 'Risk supervision, regulation and compliance committee activities in 2023' and 4.9 'Responsible banking, sustainability and culture committee activities in 2023'.

53	Comply	See 'Board regulation' in section 4.3, 'Duties and activities in 2023' in section 4.6, 'Duties and activities in 2023' in section 4.8 and 'Duties and activities in 2023' in section 4.9.
54	Comply	See 'Board's regulation' in section 4.3, 'Duties and activities in 2023' in section 4.6, 'Duties and activities in 2023' in section 4.8 and 'Duties and activities in 2023' in section 4.9.
55	Comply	See 'Duties and activities in 2023' in section 4.9 and 'Responsible banking' chapter.
56	Comply
See sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2023', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2024, 2025 and 2026'.

57	Comply
See sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2023', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2024, 2025 and 2026'.

58	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2024, 2025 and 2026'.
59	Comply	See section 6.3 'Remuneration of directors for executive duties'.
60	Comply	See section 6.3 'Remuneration of directors for executive duties'.
61	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2024, 2025 and 2026'.
62	Comply	See 'Duties and activities in 2023' in section 4.7, section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2024, 2025 and 2026'.
63	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2024, 2025 and 2026'.
64	Comply	See sections 6.1 'Principles of the remuneration policy' and 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2024, 2025 and 2026'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.4 Reconciliation to the CNMV’s remuneration report model

Section in the CNMV model	Included in statistical report	Further information elsewhere and comments
A. Remuneration policy for the present fiscal year
A.1	No
•See section 6.4: A.1.1, A.1.2, A.1.3, A.1.4, A.1.5, A.1.6, A.1.7, A.1.8, A.1.9, A.1.10, A.1.11 (note 5), A.1.12.
•See also sections 4.7 and 6.5 for A.1.1 y A.1.6.
•See 'Summary of link between risk, performance and reward' in section 6.3.

A.2	No	See section 6.4.
A.3	No	See section 6.4. See Introduction.
A.4	No	See section 6.5.
B. Overall summary of application of the remuneration policy over the last fiscal year
B.1	No	For B.1.1, see sections 6.1, 6.2. and 6.3. For B.1.2 y B.1.3 (not applicable) see section 6.5.
B.2	No	See 'Summary of link between risk, performance and reward' in section 6.3.
B.3	No	See sections 6.1, 6.2 and 6.3.
B.4	No	See section 6.5.
B.5	No	See section 6.2 and 6.3.
B.6	No	See 'Gross annual salary' in section 6.3.
B.7	No	See 'Variable remuneration' in section 6.1, 6.2 and 6.3.
B.8	No	Not applicable.
B.9	No	See 'Main features of the benefit plans' in section 6.3.
B.10	No	See 'Other remuneration' in section 6.3.
B.11	No	See 'Terms and conditions of executive directors´ contracts' in section 6.4.
B.12	No	See section 6.3: "Remuneration of board members as representatives of Banco Santander"
B.13	No	See note 5 to the consolidated financial statements.
B.14	No	See 'Insurance and other remuneration and benefits in kind' in section 6.4.
B.15	No	See 'Remuneration of board members as representatives of the Bank' in section 6.3.
B.16	No	No remuneration for this component.
C. Breakdown of the individual remuneration of directors
C	Yes	See section 9.5.
C.1 a) i)	Yes	See section 9.5.
C.1 a) ii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 b) i)	Yes	See section 9.5.
C.1 b) ii)	No	No remuneration for this component.
C.1 b) iii)	No	No remuneration for this component.
C.1 b) iv)	No	No remuneration for this component.
C.1 c)	Yes	See section 9.5.
C.2	Yes	See section 9.5.
D. Other information of interest
D	No	See section 4.7

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9.5 Statistical information on remuneration required by the CNMV
B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR ENDED
B.4 Report on the result of the consultative vote at the general shareholders’ meeting on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots:

	Number	% of total
Votes cast	11,116,958,970	100.00%

	Number	% of votes cast
Votes in favour	9,886,665,679	88.93%
Votes against	1,194,192,063	10.74%
Blank	7,043,064	0.06%
Abstentions	29,058,164	0.26%
C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Directors	Type	Period of accrual in year 2023
Ana Botín-Sanz de Sautuola y O’Shea	Executive Chair	From 01/01/2023 to 31/12/2023
Héctor Grisi Checa	CEO	From 01/01/2023 to 31/12/2023
José Antonio Álvarez Álvarez	Vice-Chair	From 01/01/2023 to 31/12/2023
Bruce Carnegie-Brown	Independent	From 01/01/2023 to 31/12/2023
Homaira Akbari	Independent	From 01/01/2023 to 31/12/2023
Javier Botín-Sanz de Sautuola y O’Shea	Other external	From 01/01/2023 to 31/12/2023
Sol Daurella Comadrán	Independent	From 01/01/2023 to 31/12/2023
Henrique de Castro	Independent	From 01/01/2023 to 31/12/2023
Gina Díez Barroso	Independent	From 01/01/2023 to 31/12/2023
Luis Isasi Fernández de Bobadilla	Other External	From 01/01/2023 to 31/12/2023
Ramiro Mato García-Ansorena	Independent	From 01/01/2023 to 31/12/2023
Belén Romana García	Independent	From 01/01/2023 to 31/12/2023
Pamela Walkden	Independent	From 01/01/2023 to 31/12/2023
Germán de la Fuente	Independent	From 01/01/2023 to 31/12/2023
Glenn Hutchins	Lead independent director	From 01/01/2023 to 31/12/2023

Comments (Not included in the electronic submission to the CNMV)
Glenn Hutchins was appointed as Vice Chair and Lead Independent Director with effect from 1 October 2023 replacing Bruce Carnegie-Brown in the role.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

C.1 Complete the following tables on individual remuneration of each director (including the remuneration for exercising executive functions) accrued during the year.
a) Remuneration from the reporting company:
i) Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration[1]	Severance pay	Other grounds	Total year 2023	Total year 2022
Ana Botín-Sanz de Sautuola y O’Shea	98	45	268	3,271	2,838	361	—	525	7,406	7,227
Héctor Grisi Checa	98	44	198	3,000	1,220	—	—	—	4,560	—
José Antonio Álvarez Álvarez	128	45	198	—	714	231	—	2,460	3,776	5,700
Bruce Carnegie-Brown	203	81	292	—	—	—	—	—	576	700
Homaira Akbari	98	78	89	—	—	—	—	—	265	244
Javier Botín-Sanz de Sautuola y O’Shea	98	39	—	—	—	—	—	—	137	129
Sol Daurella Comadrán	98	77	74	—	—	—	—	—	249	230
Henrique de Castro	98	87	99	—	—	—	—	—	284	261
Gina Díez Barroso	98	68	45	—	—	—	—	—	211	172
Luis Isasi Fernández de Bobadilla	98	78	241	—	—	—	—	1,000	1,417	1,412
Ramiro Mato García-Ansorena	98	96	324	—	—	—	—	—	518	500
Belén Romana García	98	102	372	—	—	—	—	—	572	549
Pamela Walkden	98	87	156	—	—	—	—	—	341	323
Germán de la Fuente	98	87	86	—	—	—	—	—	271	137
Glenn Hutchins	193	83	96	—	—	—	—	—	372	10

Comments (Not included in the electronic submission to the CNMV)
The remuneration of Luis Isasi includes EUR 1,000 thousand for his role as non-executive Chair of Santander España and for Santander España board and committees meetings.
The variable remuneration only includes amounts related to the position of executive director of Banco Santander S.A.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of year 2023		Financial instruments granted during 2023 year		Financial instruments consolidated during 2023				Instruments matured but not exercised	Financial instruments at end of year 2023
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares
Ana Botín Sanz de Sautuola y O'Shea	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	103,303	103,303	—	—	34,400	34,400	3.793	130	68,903	—	—
	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	212,927	212,927	—	—	35,452	35,452	3.793	134	71,011	106,464	106,464
	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020)	111,821	111,821	—	—	31,049	31,049	3.793	118	6,225	74,547	74,547
	6th cycle of deferred variable remuneration plan linked to multi-year targets (2021)	710,698	710,698	—	—	177,675	177,675	3.793	674	—	533,023	533,023
	7th cycle of deferred variable remuneration plan linked to multi-year targets (2022) in shares	311,669	311,669	—	—	62,334	62,334	3.793	236	—	249,335	249,335
	7th cycle (Bis) of deferred variable remuneration plan linked to multi-year targets (2022) in shares options.	839,174	311,669	—	—	167,835	62,334	3.793	118	—	671,339	249,335
	8th cycle of deferred variable remuneration plan linked to multi-year targets (2023) in shares	—	—	1,041,392	1,041,392	469,286	469,286	3.793	1,780	—	572,107	572,107

		Financial instruments at start of year 2023		Financial instruments granted during 2023 year		Financial instruments consolidated during 2023				Instruments matured but not exercised	Financial instruments at end of year 2023
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares
Héctor Grisi Checa	8th cycle of deferred variable remuneration plan linked to multi-year targets (2023) in shares	—	—	693,383	693,383	321,645	321,645	3.793	1,220	—	371,737	371,737

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

		Financial instruments at start of year 2023		Financial instruments granted during 2023 year		Financial instruments consolidated during 2023				Instruments matured but not exercised	Financial instruments at end of year 2023
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares
José Antonio Álvarez Álvarez	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	69,033	69,033	—	—	22,988	22,988	3.793	87	46,045	—	—
	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	142,299	142,299	—	—	23,693	23,693	3.793	90	47,457	71,149	71,149
	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020)	60,737	60,737	—	—	16,865	16,865	3.793	64	3,381	40,491	40,491
	6th cycle of deferred variable remuneration plan linked to multi-year targets (2021)	479,644	479,644	—	—	119,911	119,911	3.793	455	—	359,733	359,733
	7th cycle of deferred variable remuneration plan linked to multi-year targets (2022) in shares	210,395	210,395	—	—	42,079	42,079	3.793	160	—	168,316	168,316
	7th cycle (Bis) of deferred variable remuneration plan linked to multi-year targets (2022) in shares options.	566,492	210,395	—	—	113,298	42,079	3.793	80	—	453,194	168,316

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Comments (Not included in the electronic submission to the CNMV)
■The variable remuneration only includes the amounts related to the position of executive director of Banco Santander S.A. The figures are impacted by the adaptation for 2023 and successive financial years of the information on "short-term variable remuneration" and "long-term variable remuneration" to the consolidation criteria of CNMV, the latter understood as the fulfillment at the end of the accrual period of the different objectives or conditions to which the variable remuneration was linked, including the verification of whether or not the application of malus clauses is appropriate (instead of including amounts accrued to the executive director under short- and long-term results that are put to the vote of the annual general meeting each year). In 2023 there was no application of malus clauses.

■The variable remuneration consolidated as of the date of this report corresponds to the following plans:

1) Short-term variable remuneration:

a.40% immediate payment of variable remuneration of the eight cycle of the deferred multi-year objectives variable remuneration plan (2023).
b.First fifth deferred (12%) of variable remuneration of the seventh cycle of the deferred multi-year objectives variable remuneration plan (2022).
c.Second fifth deferred (12%) of variable remuneration of the sixth cycle of the deferred multi-year objectives variable remuneration plan (2021).

2) Long-term variable remuneration:

a.Third deferred (first fifth subject to multi-year metrics) of variable remuneration of the fifth cycle of the deferred multi-year objectives variable remuneration plan (2020).
b.Fourth deferred (second fifth subject to multiyear metrics) of variable remuneration of the fourth cycle of the deferred multi-year objectives variable remuneration plan (2019).
c.Fifth deferred (third fifth subject to multiyear metrics) of variable remuneration of the third cycle of the deferred multi-year objectives variable remuneration plan (2018).

For the purpose of calculating the hypothetical current cash value of Gross profit from shares handed over or consolidated financial instruments, the same share price used for VR 2023 has been taken, calculated with the weighted average daily volume of weighted average listing prices of Santander shares in the 50 trading sessions prior to the Friday (not inclusive) before 30 January 2024 (the date on which the board approved the 2023 bonus for executive directors), which was EUR 3.793 per share.

In the case of the 2022 VR share options, the gross profit of the consolidated instruments has been calculated as the difference between the EUR 3.793 and the exercise price of the option in that remuneration plan (EUR 3.088).

■And below are the levels of achievement of the multi-year metrics of the long-term variable remuneration plans:

1) Fifth cycle of the deferred multi-year objectives variable remuneration plan (2020): 83.3% of achievement for the period 2020-2022.

a.CET1 metric at 100% of achievement for 2022 year-end period (target 12.00%). Weight of 33.3%.
b.Underlying BPA growth at 150% of achievement (target growth of 10%). Weight of 33.3%.
c.TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

2) Fourth cycle of the deferred multi-year objectives variable remuneration plan (2019): 33.3% of achievement for the period 2019-2021.

a.CET1 metric at 100% of achievement for 2021 year-end period (target 12.00%). Weight of 33.3%.
b.Underlying BPA growth at 0% of achievement (target growth of 15%). Weight of 33.3%.
c.TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

3) Third cycle of the deferred multi-year objectives variable remuneration plan (2018): 33.3% of achievement for the period 2018-2020.

a.CET1 metric at 100% of achievement for 2020 year-end period (target 11.30%). Weight of 33.3%.
b.Underlying BPA growth at 0% of achievement (target growth of 25%). Weight of 33.3%.
c.TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

iii) Long-term saving systems (thousand EUR)

Name	Remuneration from consolidation of rights to savings system
Ana Botín-Sanz de Sautuola y O’Shea	1,144
Héctor Grisi Checa	966

	Contribution over the year from the company (EUR thousand)
	Savings systems with consolidated economic rights			Savings systems with unconsolidated economic rights			Amount of accumulated funds (EUR thousand)
							2023			2022
Name	2023	2022		2023	2022		Systems with consolidated economic rights	Systems with unconsolidated economic rights		Systems with consolidated economic rights	Systems with unconsolidated economic rights
Ana Botín-Sanz de Sautuola y O’Shea	1,144	1,081		—	—		49,257	—		46,725	—
Héctor Grisi Checa	966	—					585	—		—	—
José Antonio Álvarez	—	811	—	—	—	—	19,495	—	—	18,958	—
iv) Details of other items (thousands of EUR)

Name	Item	Amount remunerated
Ana Botín-Sanz de Sautuola y O’Shea	Life insurance and complement	470
	Other remuneration	28

Name	Item	Amount remunerated
Héctor Grisi Checa	Life insurance and complement	1
	Other remuneration	46

Name	Item	Amount remunerated
José Antonio Álvarez Álvarez	Life insurance and complement	716
	Other remuneration	6

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

b) Remuneration of the company directors for seats on the boards of other group companies:
i) Remuneration in cash (thousands of EUR)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2023	Total year 2022
Homaira Akbari	311	—	—	—	—	—	—	—	311	361
Henrique de Castro	200	—	—	—	—	—	—	—	200	200
Pamela Walkden	152	—	—	—	—	—	—	—	152	147
José Antonio Álvarez Álvarez	200	—	141	—	—	—	—	—	341	—

Comments (Not included in the electronic submission to the CNMV)
The variable remuneration only includes the amounts accrued since the appointment of executive director of Banco Santander S.A.
ii) Table of changes in share/based remunerations schemes and gross profit from consolidated shares of financial instruments
Not applicable
iii) Long term saving systems (thousand EUR)
Not applicable
iv) Detail of other items (thousands of EUR)
Not applicable

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

c) Summary of remuneration (thousands of EUR)
The summary should include the amounts corresponding to all the items of remuneration included in this report that have been accrued by the director, in thousand euros.

	Remuneration accrued in the company					Remuneration accrued in group companies					Total 2023 Company + group companies
Name	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2023	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2023
Ana Botín-Sanz de Sautuola y O’Shea	7,406	3,190	1,144	498	12,239	—	—	—	—	—	12,239
Héctor Grisi Checa	4,560	1,220	966	47	6,793	—	—	—	—	—	6,793
José Antonio Álvarez Álvarez	3,776	936	—	722	5,434	341	—	—	—	341	5,775
Bruce Carnegie-Brown	576	—	—	—	576	—	—	—	—	—	576
Homaira Akbari	265	—	—	—	265	311	—	—	—	311	576
Javier Botín-Sanz de Sautuola y O’Shea	137	—	—	—	137	—	—	—	—	—	137
Sol Daurella Comadrán	249	—	—	—	249	—	—	—	—	—	249
Henrique de Castro	284	—	—	—	284	200	—	—	—	200	484
Gina Díez Barroso	211	—	—	—	211	—	—	—	—	—	211
Luis Isasi Fernández de Bobadilla	1,417	—	—	—	1,417	—	—	—	—	—	1,417
Ramiro Mato García-Ansorena	518	—	—	—	518	—	—	—	—	—	518
Belén Romana García	572	—	—	—	572	—	—	—	—	—	572
Pamela Walkden	341	—	—	—	341	152	—	—	—	152	493
Germán de la Fuente	271	—	—	—	271	—	—	—	—	—	271
Glenn Hutchins	372	—	—	—	372	—	—	—	—	—	372
Total	20,955	5,346	2,110	1,267	29,679	1,004	—	—	—	1,004	30,683

Comments (Not included in the electronic submission to the CNMV)
The remuneration of Luis Isasi includes EUR 1,000 thousand for his role as non-executive Chair of Santander España and for Santander España board and committees meetings.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

Directors' remuneration (EUR thousand)	2023	% var. 23/22	2022	% var. 22/21	2021	% var. 21/20	2020	% var. 20/19	2019
• Executive Directors
Ana Botín-Sanz de Sautuola y O’Shea	12,239	4%	11,735	(5)%	12,288	52%	8,090	(19)%	9,954
Héctor Grisi Checa	6,793	—	—	—	—	—	—	—	—
• External Directors[1]
José Antonio Álvarez Álvarez	5,775	(40)%	9,575	(2)%	9,728	41%	6,877	(17)%	8,270
Bruce Carnegie-Brown	576	(18)%	700	—	700	18%	595	(15)%	700
Javier Botín-Sanz de Sautuola y O’Shea	137	6%	129	—%	129	6%	122	(11)%	137
Sol Daurella Comadrán	249	8%	230	(4)%	239	12%	214	(11)%	240
Belén Romana García	572	4%	549	3%	533	28%	417	(21)%	525
Homaira Akbari	576	(5)%	605	31%	461	19%	386	71%	226
Ramiro Mato García Ansorena	518	4%	500	—	499	16%	430	(14)%	500
Henrique de Castro	484	5%	461	45%	319	36%	234	172%	86
Pamela Walkden	493	5%	470	38%	339	59%	214	529%	34
Luis Isasi Fernández de Bobadilla[2]	1,417	—	1,412	—	1,406	49%	943	—	—
Gina Díez Barroso	211	23%	172	32%	130	622%	18	—	—
Germán de la Fuente	271	—	137	—	—	—	—	—	—
Glenn Hutchins	372	—	10	—	—	—	—	—	—
Company’s performance
Underlying profit attributable to the Group (EUR mn)	11,076	15%	9,605	11%	8,654	70%	5,081	(38)%	8,252
Consolidated results of the Group3 (EUR mn)	16,459	8%	15,250	5%	14,547	—	(2,076)	—	12,543
Ordinary RoTE	15.06%	13%	13.37%	5%	12.73%	71%	7.44%	(37)%	11.79%
Employees' average remuneration[4] (EUR thousand)	58	3%	56	1%	56	18%	47	(12%)	54
Employees' average remuneration in Spain[5] (EUR thousand)	73	6%	68	10%	62	(2%)	63	—	n.a.
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
4. Employee average remuneration includes all concepts. Full-time equivalent data. Variable remuneration data accrued in the current year.
5. Total employees in Spain geography. Fixed remuneration + effective bonus received in the year. Not included rest of concepts. Not impacted by exchange rates.

Comments (Not included in the electronic submission to the CNMV)
■The variable remuneration only includes the amounts related to the position of executive director of Banco Santander S.A. The figures are impacted by the adaptation for 2023 and successive financial years of the information on "short-term variable remuneration" and "long-term variable remuneration" to the consolidation criteria of CNMV, the latter understood as the fulfillment at the end of the accrual period of the different objectives or conditions to which the variable remuneration was linked, including the verification of whether or not the application of malus clauses is appropriate (instead of including amounts accrued to the executive director under short- and long-term results that are put to the vote of the annual general meeting each year). In 2023 there was no application of malus clauses.

■Total remuneration of executive directors is impacted by the excellent evolution of Santander share price. In 2023, the revaluation of the share price used to set the 2023 variable remuneration (EUR 3.793) was +23%, so the Gross profit from shares handed over or consolidated financial instruments (Price x Volume) increased due to such revaluation. If it had remained stable in EUR 3.088 (share price of VR 2022), the increase in the total remuneration of the Executive Chair would have been only +1% compared to the figure released in 2022 report (EUR 11,735 thousand).

■And regarding the average remuneration of employees (EUR 58 thousand), to highlight the following ideas:

a.Normally the increases or decreases in remuneration are greater for the executive directors, depending on the results of the entity, because the percentage of variable remuneration over fixed remuneration is lower in the average employee than in the executive directors.
b.Our local presence and global scale, based on three regions and ten core markets, and our vast branch network (c.8,500), have a direct impact on this figure: more than a half of our employees are based in Mexico and South America (mainly in Brazil). The salaries of these employees are adapted to the local cost of living. Therefore, the comparison with the remuneration of executive directors (which remuneration was set for living in a mature country) is also distorted by the difference between both costs of living. Developing countries have a lower cost of living than the country where both directors carried out their functions (Spain).
c.The different annual exchange rates have also an impact on this calculation where all local wages and salaries are translated into euros at the average year-end exchange rate.
d.Finally, the average remuneration figure of Banco Santander is impacted by the different departures (retirements and early retirements) and annual new hires, with the average cost of the former (a more senior profile) being higher than the latter (a more junior profile).

This annual report on remuneration has been approved by the board of directors of the company, at its meeting on 19 February 2024.
State if any directors have voted against or abstained from approving this report.
Yes ☐ No ☑

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Economic and financial review

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2023 Highlights
We delivered record profit...

→Record results with 5mn new customers YoY contributing to double-digit revenue growth
→First year of ONE Transformation driving profitable growth and structural efficiency improvement
→Strong balance sheet, with solid credit quality metrics and a higher capital ratio
→Delivering double-digit value creation and higher shareholder remuneration

FY’23 Attributable Profit	FY’23 Revenue

€11.1bn +15%	€58bn +11%

Cost-to-income	RoTE

44.1% –173bps	15.1% +169bps

CoR	FL CET1

1.18% +0.19pp	12.3% +0.2pp

TNAVps + DPS	EPS

+15% Cash DPS +c.50%	+21.5%
Note: based on underlying P&L. YoY changes in euros. In constant euros: attributable profit +18% and revenue +13%.
TNAVps + dividend per share (DPS) includes the €5.95 cent cash dividend paid in May 2023 and the €8.10 cent cash dividend paid in November 2023. Implementation of 2023 shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
For more details, see section 3.3 ‘Dividends and shareholder remuneration’ in the ‘Corporate Governance’ chapter.
… and achieved all our 2023 financial targets

	2023 targets	2023 achievement
RevenueA	Double-digit growth	+13%	✓
Efficiency ratio	44-45%	44.1%	✓
CoR	<1.2%	1.18%	✓
FL CET1	>12%	12.3%	✓
RoTE	>15%	15.1%	✓
A. YoY change in constant euros.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1. Economy, regulation and competition    328
2. Group selected data    332
3. Group financial performance    334
3.1 Overview of Santander    334
3.2 Results    337
3.3 Balance sheet    350
3.4 Liquidity and funding management    354
3.5 Capital management and adequacy. Solvency ratios    362
3.6 Special situations and resolution    374
4. Financial information by segment    377
4.1 Description of segments during 2023    377
4.2 Summary of the Group's main business areas' income statements    379
4.3 Primary segments    381
4.4 Corporate Centre    399
4.5 Secondary segments    401
4.6 Appendix    411
4.7 New reporting structure from 1 January 2024    420
5. Research, development and innovation (R&D&I)    427
6. Significant events since year end    430
7. Trend information 2024     431
8. Alternative performance measures (APMs)    441

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1. Economy, regulation
and competition
Economy
In 2023, Santander operated in an environment dominated by geopolitical tensions and higher interest rates as central banks looked to contain inflation, which gradually eased during the year. The world's major economies withstood monetary policy tightening well, although there was a gradual slowdown in activity. Labour markets were also resilient, with unemployment rates at or close to full employment in two thirds of Santander's footprint.
Our core regions' economies performed as follows:
•Eurozone (GDP: +0.5% estimated in 2023). The positive start to the year, supported by the normalization of global supply chains and reduced uncertainty around energy supply, lost momentum in the second half of the year as interest rates rose, industry struggled to adjust to higher energy costs and households remained cautious about consumption. Inflation eased (2.9% in December) after the ECB raised its interest rates by 450 basis points in this monetary cycle (the deposit facility rate rose from -0.5% to 4%).
•Spain (GDP: +2.5% estimated in 2023). GDP growth was driven by private consumption (fall in inflation improved households' purchasing power) and external sector, with tourism at record levels. Investment was lower than expected, especially in investment in equipment. The labour market remained solid, with a record number of people in employment. Inflation closed the year at 3.1% (3.6% on average) with a decline in all components and a greater-than-expected moderation in core inflation (3.8% in December vs 7.6% in February).
•United Kingdom (GDP: +0.5% estimated in 2023). Economic growth remained practically flat. The labour market remained tight, putting pressure on inflation. However, inflation eased during the year and stood at 4% in December, far from the 11.1% peak in October 2022. The Bank of England paused rate increases at 5.25%, unchanged since August.
•Portugal (GDP: +2.3% in 2023). Growth decelerated throughout the year as demand in the rest of the European Union continued to cool. Despite this, the labour market remained at full employment (6.1% in Q3'23) and inflation moderated rapidly (1.4% in December). Moody's upgraded the sovereign's rating to A3, supported by economic and fiscal reforms, private sector deleveraging and the continued strengthening of the banking sector.
•Poland (GDP: +0.2% in 2023). The economy barely grew in 2023 (+5.3% in 2022) due to weak private consumption. However, investment increased strongly and external sector contributed positively to the economy. The strong labour market was reflected in full employment and a marked increase in real household income. In addition, inflation fell significantly to 6.2% in December (18.4% in February). In response, the central bank paused its monetary easing, leaving the official interest rate at 5.75%.
•United States (GDP: +2.5% estimated in 2023). The economy grew more than expected, particularly in private consumption. Labour market tensions eased slightly but the market remains very solid. Inflation fell significantly (3.4% in December down from 6.5% in December 2022) and the Fed suggested there would be no more rate rises (the federal funds target range was 5.25%-5.50% at year end).
•Mexico (GDP: +3.5% estimated in 2023). Economic growth was surprisingly robust, driven by construction, linked to both nearshoring and infrastructure projects and the resilience of services. Inflation fell significantly to 4.7% (7.8% in the previous year). The central bank has left official interest rates unchanged at 11.25% since the first quarter of the year and suggested a possible first cut in early 2024.
•Brazil (GDP: +2.8% estimated in 2023). The economy grew well, driven by agricultural, mining and services, but showed signs of a slowdown in the second half of the year. Inflation continued to fall (4.6% in December, 5.8% average in the year), allowing the central bank to begin to cut official interest rates in August, from 13.75% in December 2022 to 11.75% at year end.
•Chile (GDP: -0.2% estimated in 2023). In the first half of the year, the economy completed the adjustment process initiated at the end of 2022. The second half of the year showed signs of recovery, supported by household consumption and exports. Inflation fell back sharply (3.9% vs. 12.8% in 2022), which enabled the central bank to begin to reduce interest rates in July, with a total reduction of 200 bps, ending the year at 8.25%.
•Argentina (GDP: -1.5% estimated in 2023). The economy contracted due to the severe droughts, which reduced agricultural production and soybean exports (which have a large weight in GDP). Inflation accelerated, fuelled by the depreciation of the Argentine peso. On 10 December, a new government took office and presented an International Monetary Fund (IMF) backed stabilization plan focused on correcting macro imbalances.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The exchange rates of our main currencies against the euro in 2023 and 2022 were:

Exchange rates: 1 euro/currency parity

	Average		Period-end
	2023	2022	2023	2022
US dollar	1.081	1.051	1.105	1.068
Pound sterling	0.870	0.853	0.868	0.887
Brazilian real	5.397	5.421	5.365	5.650
Mexican peso	19.158	21.131	18.691	20.805
Chilean peso	906.417	916.688	965.192	909.200
Argentine peso	282.765	134.786	893.635	189.116
Polish zloty	4.538	4.683	4.343	4.684
Inflation performance, the extent of the economic slowdown and the central banks' reaction were the main issues for financial markets in 2023.
In mature markets, stickier inflation and expectations of a higher-for-longer interest rate environment impacted sovereign bond markets. In the US, this was reinforced by activity data showing that the economy remained resilient, and put significant upward pressure on long-term bond yields. The 10-year treasury reached 5% for the first time in several years. In the euro area, where moderation of the cycle became evident earlier, government bond yields rebounded, but to a lesser extent.
Towards the end of the year, disinflation gained momentum, which, together with the US economy starting to lose traction, fuelled expectations of interest rate cuts by the Fed and ECB beginning in the first half of 2024. Consequently, long-term sovereign bond yields declined.
In the foreign exchange market, the Fed's stronger tone and weaker economic data in the euro area weighed on the euro during most of the year.
2023 was a good year in equities, although with some ups and downs, first with volatility in the banking sector in the US and later with the tightening of long-term yields. The view that monetary tightening has peaked increased appetite towards the end of the year.
Latin American markets performed well as a result of early action by their central banks. They were the first countries to initiate interest rate hikes and consequently were the first to either start the cycle of interest rate cuts (as was the case in Chile and Brazil during the second half of the 2023) or suggest they would start cutting interest rates (e.g. Mexico) as inflation falls back. This benefited fixed income. In general, Latin American currencies remained strong, supported by healthier external positions (low current account deficits and solid international reserve buffers), and were able to quickly overcome the occasional waves of volatility that arose during the year.
Since the covid-19 pandemic and the war in Ukraine, the banking sector has had to cope with the collapse of three American regional banks and one Swiss bank in the first quarter of the year. Although caused by management failures in all four cases, the market's perception of the stability of bank deposits and the convertible debt market was affected. Monitoring of banks' unrealized losses increased due to the sudden rise in interest rates and potential liquidity problems in the non-bank sector, especially associated with the commercial real estate market.
Even so, the banking system once again proved resilient to financial turmoil and ended the year with generalized improvements in valuations, especially in Europe. Global banks benefited from monetary policy tightening, although the impact differed depending on institutions' business models. Moreover, the strength of labour markets and savings accumulated during the covid-19 pandemic helped the private sector cope with the higher cost of debt while maintaining portfolio quality.
As a result, the banking sector continued to strengthen its balance sheets, improving its solvency in an environment of slower growth in business volumes due to lower credit demand. As shown through the different stress tests published by supervisors, banks are generally prepared to face a much more severe economic scenario than the one expected in 2024.
2024 is expected to be marked by a lower contribution from interest rates to net interest income, the potential deterioration of the credit portfolio due to the economic slowdown and the gradual withdrawal of excess liquidity. However, we do not expect abrupt changes in any of these three variables.
The medium-term challenges that banks face remain unchanged. Digital transformation accelerated during the covid-19 pandemic, forcing entities to offer customers a better digital experience in the wake of a surge of new competitors. Climate transition also requires a significant effort as institutions must develop new portfolio classification models and risk scenarios to assess the potential balance sheet impacts and understand exposure to transitional and physical risks to companies and households relating to climate change in the coming years.
Regulatory and competitive environment
In 2023, regulatory discussions were focused on four main areas: capital requirements and resolution framework, sustainability, digitalization (with a special focus on payments) and retail.
Main regulatory actions in these four areas were:
1.Prudential and resolution: Most of the discussions continued to focus on the legislative proposal to implement the Basel III prudential framework in Europe (CRR3-CRD6). This reform aims to reduce the variability of risk-weighted assets and enhance comparability across institutions. It introduces other issues such as the prudential treatment of exposures to crypto-assets and provisions relating to environmental, social and governance (ESG) risks. Regarding the latter, the European Banking Authority (EBA) is carrying out an analysis of potential prudential treatment of ESG risks. The Basel Committee published a first report on lessons learned from the Silicon Valley Bank and Credit Suisse crisis, highlighting the need to strengthen the supervisory framework, and announced that it will continue to analyse the need to reform the current framework on liquidity, interest rate risk and AT1 instruments. The European Commission published its proposal for the revision of the crisis management framework (resolution and recovery directive - BRRD, and

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

deposit guarantee scheme directive - DGSD), while other countries, such as Chile and Brazil, continue to develop proposals.
2.Sustainability: The European Commission made progress on the green taxonomy, particularly in defining the four pending environmental objectives: i) protection of water and marine resources, ii) transition to a circular economy, iii) pollution control and protection of ecosystems, and iv) biodiversity. It presented new proposals, such as the proposal on regulations for ESG ratings activity and the directive on the energy efficiency of buildings, and progressed on other initiatives. For example, the corporate sustainability due diligence and the development of requirements for the transparency of sustainability information, such as those entrusted to the European Financial Reporting Advisory Group (EFRAG). Internationally, the work of the International Sustainability Standards Board (ISSB) was endorsed by the Financial Stability Board (FSB) and the International Organisation of Securities Commissions (IOSCO) as international standards. The Basel Committee published its proposal to complement the Pillar 3 requirements with environmental risk management information.
3.Digitalization: There were important proposals relating to payments in 2023. The proposal for instant payments was approved and a proposal to revise the payments directive (PSD3) was also presented. A new proposal for regulation of the various players in the payments world (Payment Services Regulation: PSR) was presented. Europe made progress on the Digital Euro as the ECB announced the end of the research phase in October and the start of the preparation phase. Moreover, in June, the European Commission published a proposal to regulate the essential elements of the Digital Euro and to give legitimacy to the ECB's design. The ECB is responsible for determining whether the Digital Euro should be issued but we do not expect a decision before 2026. Discussions continue in several other jurisdictions on the possible issuance of Central Bank Digital Currencies (CBCDs).
In the data world, the Open Finance proposal, known as Financial Information Data Access (FiDA), was published in Europe. The proposal increases the level of data disaggregation which banks are subject to, extending requirements to other financial institutions (e.g. payment institutions, scoring agencies, etc.), which will have to share information relating to loans, deposits, investment funds, pensions, among others. This proposal backs the general trend of building a data economy, putting customers at the centre, as we have seen in proposals in other jurisdictions (US, Chile, UK).
4. Retail banking: In 2023, the directive revising the rules for granting consumer credit was approved in Europe. The directive introduces concepts such as buy now, pay later and requires authorization and registration for all lenders. It also allows countries the possibility to set limits on interest rates. As expected, the European Commission presented its Retail Investment Strategy (RIS), which stands out for the changes relating to incentives paid to sell products and the introduction of the concept of value for money. The latter is similar to what exists in other countries such as the UK with the aim of demonstrating that the investment provides value to the investor over time.
Finally, the impact of the war in Ukraine continues in the background, justifying measures in some countries regarding mortgage payments for vulnerable groups and for the population with financial difficulties in meeting their obligations in general. Additionally, measures such as the definition of specific taxes on banks continue to be adopted in some countries.
For more details, see note 1.e to the consolidated financial statements.
Santander and public policy
Santander has always defended the need for robust, high-quality regulation that supports bank strength and solvency, establishes strong consumer protection and market stability standards, and favours transparency regarding risk and resilience for investors and supervisors. A framework that supports the much needed economic growth, while protecting financial stability. A framework that also allows for innovation, making use of the opportunities offered by new technology and the use of data to better serve our customers while being more efficient.
We are committed to constructive and transparent engagement with regulators on the objectives, design and implementation of banking sector rules and frameworks that affect our business and therefore the interests of our customers. Our participation in the regulatory policy debate is geared towards transparently and honestly providing regulators and legislators our banking sector knowledge and data, mainly through official consultations, supporting the competitiveness of the financial sector and of the economies in which we operate to help our customers prosper.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Santander and public policy

1	Capital and bank resilience
Although we believe that reforms in the last decade have made financial institutions more robust in terms of capital, helping banks grow in stress situations such as the covid-19 pandemic or the war in Ukraine, we continue to advocate for:

•The correction of the current regulatory bias that favours risk aversion over growth and competitiveness.
•The need for a stable and predictable framework to facilitate institutions' management and investors' understanding of this agenda.
•The building of a genuine single financial services market in Europe, which we believe is key to competitiveness.
•Banking regulation that takes into account the realities of banks with a global footprint, does not penalize expansion to other countries and includes the recognition of the Multiple Point of Entry (MPE) resolution framework.
•A common deposit insurance scheme for EU banks that breaks the bank/sovereign loop. Furthermore, the alignment of the different rules and the revitalization of the securitization market are essential for the construction of a Capital Markets Union.

2	Sustainability and sustainable finance
We believe that decarbonization is a top social and environmental challenge in which banks have an important role to play and we are fully committed to the objectives. We continue to advocate for:

•In this new political cycle in Europe, a carefully carried out impact assessment of related legislation adopted to date to assess whether it is contributing to the ultimate goal of a stable and fair transition.
•Avoiding regulation and supervision that restrict banks from supporting their customers' transition. It is not only important to finance companies that are already green, but it is also important to help those in carbon-intensive sectors to transition.
•International coordination as sustainability knows no borders.
•Regulation that supports governments with their responsibility to define transition paths for different economic sectors, along with implementation tools and policies, with banks as a major player in supporting individuals and companies in their transitions.

3	The digital landscape
The banking sector is undergoing significant changes during its digital transformation with the aim of leveraging technology and innovation opportunities and improving customer choice and experience. We continue to advocate for:

•Simple, future-proof regulation and supervision that allows the banking sector to innovate and take advantage of the potential benefits of technology and digitalization on an equal basis with other companies.
•A true data economy that puts the consumer at the centre of decision making, with an appropriate framework of incentives and accountability in the use of data. In addition, data sharing across sectors (financial and non-financial) that would make a real difference in providing better services and products for consumers and customers.
•A framework that allows banks to continue to offer the solutions that customers demand, including innovative and novel capabilities. The debate around the issuance of digital currencies by central banks should consider the role that the financial system plays in financing the economy.
•Customer protection rules that facilitate access to different products with conditions that favour a smooth and user-friendly experience, without being detrimental to customer protection.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2. Group selected data

BALANCE SHEET (EUR million)	2023	2022	% 2023 vs. 2022	2021
Total assets	1,797,062	1,734,659	3.6	1,595,835
Loans and advances to customers	1,036,349	1,036,004	0.0	972,682
Customer deposits	1,047,169	1,009,722	3.7	900,554
Total funds A	1,306,942	1,239,981	5.4	1,135,866
Total equity	104,241	97,585	6.8	97,053

INCOME STATEMENT (EUR million)	2023	2022	% 2023 vs. 2022B	2021
Net interest income	43,261	38,619	12.0	33,370
Total income	57,423	52,117	10.2	46,404
Net operating income	31,998	28,214	13.4	24,989
Profit before tax	16,459	15,250	7.9	14,547
Profit attributable to the parent	11,076	9,605	15.3	8,124

EPS, PROFITABILITY AND EFFICIENCY (%)C	2023	2022	% 2023 vs. 2022	2021
EPS (euro)	0.654	0.539	21.5	0.438
RoE	11.91	10.67		9.66
RoTE	15.06	13.37		11.96
RoA	0.69	0.63		0.62
RoRWA	1.96	1.77		1.69
Efficiency ratio D	44.1	45.8		46.2

UNDERLYING INCOME STATEMENT D (EUR million)	2023	2022	% 2023 vs. 2022E	2021
Net interest income	43,261	38,619	12.0	33,370
Total income	57,647	52,154	10.5	46,404
Net operating income	32,222	28,251	14.1	24,989
Profit before tax	16,698	15,250	9.5	15,260
Attributable profit to the parent	11,076	9,605	15.3	8,654

UNDERLYING EPS AND PROFITABILITY D (%)	2023	2022	% 2023 vs. 2022	2021
Underlying EPS (euro)	0.654	0.539	21.5	0.468
Underlying RoE	11.91	10.67		10.29
Underlying RoTE	15.06	13.37		12.73
Underlying RoA	0.69	0.63		0.65
Underlying RoRWA	1.96	1.77		1.78

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

SOLVENCY (%)	2023	2022	2021
Fully-loaded CET1 capital ratio	12.3	12.0	12.1
Fully-loaded total capital ratio	16.3	15.8	16.4

CREDIT QUALITY (%)C	2023	2022	2021
Cost of risk	1.18	0.99	0.77
NPL ratio	3.14	3.08	3.16
Total coverage ratio	66	68	71

THE SHARE AND MARKET CAPITALIZATION	2023	2022	% 2023 vs. 2022	2021
Number of shareholders	3,662,377	3,915,388	(6.5)	3,936,922
Shares (millions)	16,184	16,794	(3.6)	17,341
Share price (euro)	3.780	2.803	34.9	2.941
Market capitalization (EUR million)	61,168	47,066	30.0	50,990
Tangible book value per share (euro)	4.76	4.26		4.12
Price / Tangible book value per share (X)	0.79	0.66		0.71

CUSTOMERS (thousands)	2023	2022	% 2023 vs. 2022	2021
Total customers	164,542	159,844	2.9	152,943
Active customers F	99,503	99,190	0.3	96,887
Loyal customers G	29,286	27,456	6.7	25,548
Digital customers H	54,161	51,471	5.2	47,489
Digital sales / Total sales (%)	56.3	55.1		54.4

OPERATING DATA	2023	2022	% 2023 vs. 2022	2021
Number of employees	212,764	206,462	3.1	199,177
Number of branches	8,518	9,019	(5.6)	9,229

A. Includes customer deposits, mutual funds, pension funds and managed portfolios.
B. In constant euros: Net interest income: +15.8%; Total income: +12.8%; Net operating income: +15.4%; Profit before tax: +9.7%; Attributable profit: +17.7%.
C. For more information, see section 8. 'Alternative Performance Measures' of this chapter.
D. In addition to IFRS measures, we present non-IFRS measures including some which we refer to as underlying measures. These non-IFRS measures exclude items outside the ordinary course of business and reclassify certain items under some headings of the underlying income statement as described at the end of section 3.2 'Results' and in section 8. 'Alternative Performance Measures' of this chapter. In our view, this provides a better year-on-year comparison.

E. In constant euros: Net interest income: +15.8%; Total income: +13.1%; Net operating income: +16.1%; Profit before tax: +11.3%; Attributable profit: +17.7%.
F. Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area.
G. Active customers who receive most of their financial services from the Group according to the commercial segment to which they belong. Various engaged customer levels have been defined taking profitability into account.
H. Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3. Group financial
performance
Santander follows IFRS to report its results (see note 1.b to the consolidated financial statements), which generally inform reporting of our financial situation in this consolidated directors’ report. However, we also use non-IFRS measures and Alternative Performance Measures (APMs) to assess our performance (see section 8. 'Alternative Performance Measures' of this chapter). Thus, the main adjustments to our IFRS results consist of:
•underlying results measures: we present what we call underlying results measures which exclude items outside the ordinary course of business and reclassify certain items under some headings of the underlying income statement as described at the end of section 3.2 ‘Results’ in this chapter and in note 52.c of the consolidated financial statements. In our view, this provides a better year-on-year comparison.
In section 4 'Financial information by segment', we present results by business area only in underlying terms in accordance with IFRS 8. We reconcile them in aggregate terms with our IFRS consolidated results in note 52.c to the consolidated financial statements; and
•local currency measures: we use certain non-IFRS financial indicators in local currency to assess our ongoing operating performance. They include the results from our subsidiary banks outside the eurozone excluding the exchange rate impact (i.e. in constant euros). Because changes in exchange rates have a non-operating impact on results, we believe assessing performance in local currency provides management and investors an additional and meaningful assessment of performance. Section 8. 'Alternative Performance Measures' of this chapter explains how we exclude the exchange rate impact from financial measures in local currency.
We have rounded certain figures in this consolidated directors' report to present them more clearly. Thus, the amounts given in the totals columns and rows of tables in certain instances may not match the sum of that column or row.

3.1 Overview of Santander
Santander is one of the largest banks in the eurozone. At 2023 year-end, we had EUR 1,797,062 million in assets and EUR 1,306,942 million in total customer funds. Santander was the second largest bank by market capitalization in the eurozone (EUR 61,168 million as of 29 December 2023).
The Santander Way
Our Purpose is to help people and businesses prosper. Our Aim is to be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our stakeholders by being Simple, Personal and Fair in all we do.
Over the years, we have demonstrated the strength and resilience of our unique strategy and business model, despite the challenges that have arisen.

We engage in all types of typical banking activities, operations and services. We do not merely meet our legal and regulatory obligations but we also aim to exceed the expectations of our stakeholders: employees, customers, communities and shareholders. In detail:

•We had 212,764 employees at 2023 year end. We continue to work towards being an employer of choice in all of our markets. Our strategic priorities centre around ensuring our employees are the heart of all we do through our Santander Way culture and by fostering diversity, equity & inclusion (DE&I) as well as wellbeing. We are attracting the best talent and promoting learning to ensure we have the right people in place.

In 2023, we continued to listen to employees through our “Your Voice” listening tool and our employee Net Promoter Scores (eNPS) increased to 62, in the top 10% of the Finance Sector and top 5% of all sectors (+22 and +26 above respective benchmarks) backed by several improvements in employee experience. We also implemented a potential assessment model that has helped us learn more about the skills, capabilities and career aspirations of our employees.
We took great strides in our DE&I efforts as we continued to address the importance of gender equality and pay gaps. Our DE&I strategy includes addressing the pay gap, with the aim of reducing it to near 0% (already close to 0%). The number of women in senior executive positions has increased, progressing towards our 2025 target, which we increased at the beginning of 2023 up to 35% (from 30%), reaching 31.4% at the end of the year. This represents a 7.7pp increase over last three years.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•Customer focus is an essential part our strategy. Through our multichannel offering, we provide our 165 million customers the best products and services to meet their financial needs and make us their global, trusted and responsive partner. Our investments in customer growth are centred around three fundamentals that customers look for: competitive prices, a frictionless digital experience, so we can be our customers’ trusted financial partner.

We continued to improve our distribution model through constant innovation. We are building a digital bank with branches to make our customers' lives easier, giving them the power to decide how they want to interact with us.

Each year, we have further enhanced our customer experience and satisfaction, reflected in our customer growth rates and Net Promoter Score (NPS) improvement where we are one of the top three banks in seven markets (including topping the ranking in Chile and Argentina).

At year end, we had 8,518 branches across a wide footprint, including WorkCafés, Smart Red branches and other specialized centres for businesses, private banking, universities and other customer segments. These physical spaces also incorporate new digital facilities and some have collaborative spaces.
Customer interactions continued to shift to digital and remote services. The number of digital customers and digital activity continued to increase. We now have more than 54 million digital customers (+5% year-on-year) and digital sales accounted for 56% of total sales (55% in 2022).
At Santander, we appreciate the value of the human connection our branch network provides and are mindful of our most vulnerable customers' needs, responding with offers to deliver growth through customer loyalty and customer experience.
We are committed to creating products and services catered to our customers' needs. Some examples of our commitment to financial inclusion are our initiatives in rural Spain: through our branches, ATMs and network of financial agents in communities with under 10,000 inhabitants and Correos Cash, we provide access to basic financial services to customers in these rural areas that might otherwise have been left unattended.
Santander is joining efforts with the Asociación Española de Banca (AEB) members to ensure and promote financial inclusion in remote areas and vulnerable population. In 2023, we helped customers in financial difficulties in Spain through different initiatives such as waiving fees to vulnerable customers or specific programmes to refinance debt to customers affected by the higher cost of living.

As another example, we have a cross-functional team that has been working on enhancing services for our elderly customers including measures such as extending the hours of counter/teller services and creating senior ambassadors to make sure senior citizens receive the best possible service. Additionally, we promote financial education with specific content for seniors through Finanzas para Mortales (our financial education programme). Our commitment in Spain to financial education through this programme directly impacted to senior citizens, people with disabilities, people in vulnerable situations and school children, among others.

•We support our communities by embedding ESG factors in all our businesses, ensuring we do things the right way.
We have a competitive advantage to help our customers on their green transitions. In 2023:
•In Corporate & Investment Banking, we raised and facilitated EUR 20.2 billion in green finance, reaching EUR 114.6 billion since 2019. Santander remains among the top banks in number of deals and deal value globally in renewable energy financing, with over 85 deals and EUR 6.7 billion globally.
•To help fulfil our ambition of being net zero by 2050, we set two new decarbonization targets for 2030 for corporate auto manufacturing and auto lending portfolio in Europe. We now have seven targets in five of our high-emitting sectors.
•In Retail and Commercial Banking, we strengthened our green proposition with new solutions for all customers, such as financing of solar panel installations and green mortgages.
•In Digital Consumer Bank, we financed more than 200,000 new electric vehicles (EVs), with volumes over EUR 6.5 billion, representing a >10% market share in Europe EV sales.
•In Wealth Management & Insurance, we held EUR 67.7 billion of the EUR 100 billion we have pledged to hold in Socially Responsible Investment (SRI) assets under management by 2025.
In terms of financial inclusion, we revised our target of financial inclusion to reach 5 million people by 2025. In addition, we committed to invest EUR 400 million between 2023-2026 to foster education, employability and entrepreneurship.
As a result of all these initiatives, we were:
•named the World’s Best Bank for Financial Inclusion (for the third year in a row), the World’s Best Bank for SMEs and World’s Best Bank for Emerging Markets by Euromoney (in the Euromoney Awards for Excellence); and
•the highest ranking bank on Fortune's list of 50 companies that are changing the world, owing to Santander Universities support for education, entrepreneurship and employability over the past 27 years.
•For our shareholders, we delivered solid financial results in 2023. We achieved an all-time high attributable profit of EUR 11,076 million boosted by revenue and efficiency improvement, with profitability growing strongly.
These results allowed us to build up capital with double-digit value creation, while increasing our payout ratio to 50%. As a result, the total shareholder remuneration paid against 2023 results is estimated to be 44% higher than that paid against of the 2022 results. The cash dividend per share is estimated to increase by approximately 50%.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Once again, we delivered on the targets we set at the beginning of 2023: double-digit revenue growth in constant euros (+13% achieved), efficiency ratio of 44-45% (44.1% full-year 2023), cost of risk below 1.2% (1.18%), fully-loaded CET1 ratio over 12% (12.3%) and RoTE over 15% (15.1%).
Looking ahead
In 2023, we entered into a new phase of profitability and sustainable and higher shareholder value creation. This new phase is underpinned by three tenets:
•Think Value: delivering double-digit value creation, on average through-the- cycle.
•Think Customer: building a digital bank with branches with well targeted products and services to grow our customer base.
•Think Global: best customer experience leveraging global and in-market scale, network and technological capabilities to accelerate profitable growth.
Over the last 9 years, we have made structural changes in the business and operating model, building global businesses and global platforms.
We launched ONE Transformation, which involves implementing a common operating model and technology for our retail and commercial business across all our footprint. This will support improved customer service, efficiency and profitability.
We recently completed our last step towards ONE Santander through the creation of five global businesses with the following strategic priorities for 2024:
•Retail & Commercial Banking: a new global business integrating our retail and commercial banking activity. Our priorities for 2024 are to: implement a common operating model; spread transformation efforts across Retail & Commercial Banking's footprint; and further strengthen profitability.
•Digital Consumer Bank: a single model across our markets for our consumer and auto finance business and for Openbank. Our priorities for 2024 are to: expand our leadership in consumer lending across our footprint; converge towards a global operating model, a more digital one; and continue to build flex-term solutions (leasing, subscription) off common platforms.
•Corporate & Investment Banking: our global platform to support corporates and institutions. Our priorities for 2024 are to deliver profitable growth by: deepening client relationships, with a particular focus on the US; sophisticate our centres of expertise and further digitalize our business; and actively managing capital.
•Wealth Management & Insurance: common service models for our private banking, asset management and insurance businesses. Our priorities for 2024 are to: improve our customer experience and expand our presence into new countries and businesses; create operational leverage through our global operations and factories and continue to build our global platforms.
•Payments: single infrastructures for our payment solutions: PagoNxt and Cards. PagoNxt continues to scale up our global platform of innovative payments and integrated value-added solutions. Also, we aim to expand our global payment platform to all our regions and the open market, and our Cards business while improving customer experience.
Our regions' strategic priorities are:
•Europe: remain focused on customer experience and service quality, and on making the structural changes needed to develop a common operating model for Europe.
•North America: leverage the strength of our global businesses to accelerate the transformation of our businesses in the US and Mexico.
•South America: increase the value we bring to the Group and on working to become the most profitable bank in each of the countries where we operate in the region.
•DCB Europe: continue to reinforce our auto leadership through strategic alliances, leasing and subscription. In non-auto, keep upscaling our buy now, pay later business. Transformation for future growth deploying a simpler organizational structure to deliver through best-in-class digital platforms, launching new channels and products.
To conclude, we believe Grupo Santander is well positioned to continue driving additional profitable growth in 2024, supported by our consistent track record and the implementation of ONE Santander.
Note: the implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
For definitions of ESG-related metrics, see section in 9.8 Alternative performance measures (APMs).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3.2 Results

Executive summary

Attributable profit		Performance (2023 vs. 2022)

Record profit, reaching all targets for the year		Double-digit revenue growth, increasing more than operating expenses, and controlled cost of risk
	+15% in euros	Total income	Costs	Provisions
EUR 11,076 mn		+11%	+6%	+19%	in euros
	+18% in constant euros	+13%	+10%	+19%	in constant euros

Efficiency		Profitability

The Group's efficiency ratio improved driven by Europe		Profitability continued to improve
Group	Europe	RoTE		RoRWA
44.1%	42.1%	15.1%		1.96%
-1.7 pp	-5.2 pp	+1.7 pp		+0.19 pp
Changes 2023 vs. 2022

Condensed income statement
EUR million
			Change
	2023	2022	Absolute	%	% excl. FX	2021
Net interest income	43,261	38,619	4,642	12.0	15.8	33,370
Net fee income (commission income minus commission expense)	12,057	11,790	267	2.3	5.0	10,502
Gains or losses on financial assets and liabilities and exchange differences (net)	2,633	1,653	980	59.3	77.1	1,563
Dividend income	571	488	83	17.0	17.4	513
Income from companies accounted for using the equity method	613	702	(89)	(12.7)	(13.3)	432
Other operating income/expenses	(1,712)	(1,135)	(577)	50.8	177.9	24
Total income	57,423	52,117	5,306	10.2	12.8	46,404
Operating expenses	(25,425)	(23,903)	(1,522)	6.4	9.6	(21,415)
Administrative expenses	(22,241)	(20,918)	(1,323)	6.3	9.4	(18,659)
Staff costs	(13,726)	(12,547)	(1,179)	9.4	12.2	(11,216)
Other general administrative expenses	(8,515)	(8,371)	(144)	1.7	5.2	(7,443)
Depreciation and amortization	(3,184)	(2,985)	(199)	6.7	11.2	(2,756)
Provisions or reversal of provisions	(2,678)	(1,881)	(797)	42.4	55.2	(2,814)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(12,956)	(10,863)	(2,093)	19.3	19.6	(7,407)
Impairment of other assets (net)	(237)	(239)	2	(0.8)	33.1	(231)
Gains or losses on non-financial assets and investments (net)	313	12	301	—	—	53
Negative goodwill recognized in results	39	—	39	—	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(20)	7	(27)	—	—	(43)
Profit or loss before tax from continuing operations	16,459	15,250	1,209	7.9	9.7	14,547
Tax expense or income from continuing operations	(4,276)	(4,486)	210	(4.7)	(3.3)	(4,894)
Profit from the period from continuing operations	12,183	10,764	1,419	13.2	15.1	9,653
Profit or loss after tax from discontinued operations	—	—	—	—	—	—
Profit for the period	12,183	10,764	1,419	13.2	15.1	9,653
Profit attributable to non-controlling interests	(1,107)	(1,159)	52	(4.5)	(5.5)	(1,529)
Profit attributable to the parent	11,076	9,605	1,471	15.3	17.7	8,124

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Main income statement items
Total income
Total income amounted to EUR 57,423 million, a double-digit increase year-on-year. In constant euros, total income increased 13% year-on-year. Net interest income and net fee income accounted for 96% of total income. By line:
Net interest income
Net interest income amounted to EUR 43,261 million, 12% higher than 2022.

The tables below show the average balances of each year
–calculated as the monthly average over the period, which we believe should not differ materially from using daily balances–, and the generated interest.
The tables also include average balances and interest rates in 2023 and 2022, based on the domicile of the entities at which the relevant assets or liabilities are recorded. Domestic balances relate to our entities domiciled in Spain. International balances relate to entities domiciled outside of Spain (reflecting our foreign activity), and are divided into mature markets (the US and Europe, except Spain and Poland) and developing markets (South America, Mexico and Poland).

Average balance sheet - assets and interest income
EUR million
	2023			2022
Assets	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Cash balances at central banks and other deposits on demand and loans and advances to central banks and credit institutions A	310,887	16,467	5.30%	304,935	7,139	2.34%
Domestic	117,332	4,694	4.00%	111,697	1,166	1.04%
International - Mature markets	124,570	5,611	4.50%	139,105	1,971	1.42%
International - Developing markets	68,985	6,162	8.93%	54,133	4,002	7.39%

of which:
Reverse repurchase agreements	55,570	4,745	8.54%	39,572	1,862	4.71%
Domestic	24,292	1,336	5.50%	19,072	146	0.77%
International - Mature markets	4,845	278	5.74%	4,713	55	1.17%
International - Developing markets	26,433	3,131	11.85%	15,787	1,661	10.52%

Loans and advances to customers	1,036,547	70,619	6.81%	1,031,226	54,110	5.25%
Domestic	265,322	10,581	3.99%	272,826	5,929	2.17%
International - Mature markets	546,641	28,771	5.26%	552,674	19,821	3.59%
International - Developing markets	224,584	31,267	13.92%	205,726	28,360	13.79%

of which:
Reverse repurchase agreements	46,382	3,603	7.77%	43,505	1,026	2.36%
Domestic	8,725	261	2.99%	9,509	42	0.44%
International - Mature markets	36,546	3,210	8.78%	33,068	919	2.78%
International - Developing markets	1,111	132	11.88%	928	65	7.00%

Debt securities	224,304	14,501	6.46%	183,013	10,416	5.69%
Domestic	71,507	2,503	3.50%	45,932	809	1.76%
International - Mature markets	51,327	1,444	2.81%	43,877	803	1.83%
International - Developing markets	101,470	10,554	10.40%	93,204	8,804	9.45%

Hedging income		3,561			(236)
Domestic		(45)			16
International - Mature markets		2,955			480
International - Developing markets		651			(732)

Other interest		104			1
Domestic		(47)			(121)
International - Mature markets		63			40
International - Developing markets		88			82

Total interest-earning assets	1,571,738	105,252	6.70%	1,519,174	71,430	4.70%
Domestic	454,161	17,686	3.89%	430,455	7,799	1.81%
International - Mature markets	722,538	38,844	5.38%	735,656	23,115	3.14%
International - Developing markets	395,039	48,722	12.33%	353,063	40,516	11.48%

Other assets	201,365			201,099
Assets from discontinued operations	—			—
Average total assets	1,773,103	105,252		1,720,273	71,430
A.In 2022, interest includes income from liabilities reported in 'Deposits from central banks and credit institutions' related to funding from the European Central Bank.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The average balance of interest-earning assets in 2023 was 3% higher than in 2022. The activity of our entities in the domestic market grew by 6%, in the international mature markets it decreased 2% and international developing markets were up 12%.
The average balance of interest-bearing liabilities in 2023 was 3% higher year-on-year, with growth in domestic (+2%) and international developing (+13%) markets, and a reduction in international mature markets (-1%).
Higher interest rates in our markets led to a general increase in asset yields and liability costs.
The average return on interest-earning assets increased 200 bps from 4.70% in 2022 to 6.70% in 2023, with general rises across our markets (domestic +208 bps, international developing +224 bps, international mature +85 bps). Moreover, returns across all balance sheet items increased.
The average cost of interest-bearing liabilities rose 189 bps to 4.14%, with increases in all markets. Domestic liabilities increased 154 bps while international mature markets and international developing markets increased 229 bps and 110 bps, respectively. All balance sheet lines increased.
We calculated the change in interest income/(expense) shown in the tables below by:
•Applying the interest rate of the previous period to the difference between the average balances from the current and previous periods to obtain the change in volumes.
•Applying the difference between the rates from the current and previous periods to the average balance from the previous year to obtain the change in interest rate.
Both interest income and expense increased in 2023, mainly due to higher interest rates and, to a lesser extent, greater volumes.
Net interest income increased 12%, as shown in the graph shown below. In constant euros, growth was 16%, mainly due to greater volumes in some countries, higher interest rates and margin management. By region and in constant euros:
•Net interest income in Europe grew 27%, due to the strong positive sensitivity to interest rate rises in our balance sheet in euros. By country: +46% in Spain, +5% in the UK, +96% in Portugal and +25% in Poland.
•In North America it increased 3%, driven mainly by Mexico (+12%) while it decreased 4% in the US.
•Net interest income in South America rose 12%, despite the impact from negative sensitivity to interest rate rises during most of the year in Chile (-23%) and Brazil (+2%).
•In Digital Consumer Bank (DCB), net interest income increased 6%, supported by actively repricing loans and customer deposit growth.
•Corporate Centre recorded lower losses due to higher liquidity buffer remuneration as a result of higher interest rates.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Average balance sheet - liabilities and interest expense
EUR million
	2023			2022
Liabilities and stockholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Deposits from central banks and credit institutions A	175,164	9,350	5.34%	214,879	3,636	1.69%
Domestic	62,366	2,723	4.37%	92,373	560	0.61%
International - Mature markets	63,456	2,989	4.71%	78,230	972	1.24%
International - Developing markets	49,342	3,638	7.37%	44,276	2,104	4.75%

of which:
Repurchase agreements	55,619	3,737	6.72%	34,298	1,349	3.93%
Domestic	34,123	1,686	4.94%	17,321	186	1.07%
International - Mature markets	6,542	388	5.93%	2,743	50	1.82%
International - Developing markets	14,954	1,663	11.12%	14,234	1,113	7.82%

Customer deposits	1,011,471	33,238	3.29%	963,359	16,994	1.76%
Domestic	302,379	3,269	1.08%	286,233	698	0.24%
International - Mature markets	468,602	12,386	2.64%	460,386	3,279	0.71%
International - Developing markets	240,490	17,583	7.31%	216,740	13,017	6.01%

of which:
Repurchase agreements	73,193	7,084	9.68%	57,646	3,199	5.55%
Domestic	4,602	263	5.71%	2,327	24	1.03%
International - Mature markets	46,992	4,125	8.78%	37,380	1,099	2.94%
International - Developing markets	21,599	2,696	12.48%	17,939	2,076	11.57%

Marketable debt securities B	288,345	12,751	4.42%	255,721	8,464	3.31%
Domestic	134,045	4,184	3.12%	111,682	2,262	2.03%
International - Mature markets	108,912	4,219	3.87%	107,374	2,262	2.11%
International - Developing markets	45,388	4,348	9.58%	36,665	3,940	10.75%

of which:
Commercial paper	29,195	1,329	4.55%	17,907	375	2.09%
Domestic	21,509	888	4.13%	12,377	222	1.79%
International - Mature markets	5,641	243	4.31%	4,280	60	1.40%
International - Developing markets	2,045	198	9.68%	1,250	93	7.44%

Other interest-bearing liabilities C	23,139	638	2.76%	23,861	216	0.91%
Domestic	16,109	469	2.91%	16,616	93	0.56%
International - Mature markets	4,830	1	0.02%	5,416	1	0.02%
International - Developing markets	2,200	168	7.64%	1,829	122	6.67%

Hedging expenses		4,436			2,055
Domestic		1,045			218
International - Mature markets		1,756			207
International - Developing markets		1,635			1,630

Other interest		1,578			1,446
Domestic		567			435
International - Mature markets		304			186
International - Developing markets		707			825

Total interest-bearing liabilities	1,498,119	61,991	4.14%	1,457,820	32,811	2.25%
Domestic	514,899	12,257	2.38%	506,904	4,266	0.84%
International - Mature markets	645,800	21,655	3.35%	651,406	6,907	1.06%
International - Developing markets	337,420	28,079	8.32%	299,510	21,638	7.22%

Other liabilities	173,299			163,832
Non-controlling interests	8,650			8,635
Shareholders´ equity	93,035			89,986
Liabilities from discontinued operations	—			—
Average total liabilities and equity	1,773,103	61,991		1,720,273	32,811
A.In 2022, Interest includes expenses from assets reported in "Cash and deposits on demand and loans and advances to central banks and credit institutions" related to liquidity placed at the European Central Bank.
B.Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interest. We include them under 'Other liabilities'.
C. Includes 'Liabilities under insurance or reinsurance contracts', reflecting the retrospective application of the new accounting standard IFRS 17 from 1 January 2023 which meant the reclassification of a portfolio of products for approximately EUR 16 billion registered as of 31 December 2022 in 'Customer deposits' to 'Liabilities under insurance or reinsurance contracts' (see note 1.b to our consolidated financial statements). The 2022 average balance information has been updated for comparative purposes but not the Interest information, following the approach adopted by the Group in the financial statements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Volume and profitability analysis
EUR million
	2023 vs. 2022
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Net change
Cash and deposits on demand and loans and advances to central banks and credit institutions	1,064	8,264	9,328
Domestic	62	3,466	3,528
International - Mature markets	(226)	3,866	3,640
International - Developing markets	1,228	932	2,160

of which:
Reverse repurchase agreements	1,291	1,592	2,883
Domestic	50	1,140	1,190
International - Mature markets	2	221	223
International - Developing markets	1,239	231	1,470

Loans and advances to customers	2,237	14,272	16,509
Domestic	(167)	4,819	4,652
International - Mature markets	(219)	9,169	8,950
International - Developing markets	2,623	284	2,907

of which:
Reverse repurchase agreements	117	2,460	2,577
Domestic	(4)	223	219
International - Mature markets	106	2,185	2,291
International - Developing markets	15	52	67

Debt securities	1,583	2,502	4,085
Domestic	611	1,083	1,694
International - Mature markets	154	487	641
International - Developing markets	818	932	1,750

Hedging income	3,797	—	3,797
Domestic	(61)	—	(61)
International - Mature markets	2,475	—	2,475
International - Developing markets	1,383	—	1,383

Other interest	103	—	103
Domestic	74	—	74
International - Mature markets	23	—	23
International - Developing markets	6	—	6

Total interest-earning assets	8,784	25,038	33,822
Domestic	519	9,368	9,887
International - Mature markets	2,207	13,522	15,729
International - Developing markets	6,058	2,148	8,206

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Volume and cost analysis
EUR million
	2023 vs. 2022
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Net change
Deposits from central banks and credit institutions	(190)	5,904	5,714
Domestic	(238)	2,401	2,163
International - Mature markets	(216)	2,233	2,017
International - Developing markets	264	1,270	1,534

of which:
Repurchase agreements	506	1,882	2,388
Domestic	318	1,182	1,500
International - Mature markets	129	209	338
International - Developing markets	59	491	550

Customer deposits	1,632	14,612	16,244
Domestic	42	2,529	2,571
International - Mature markets	60	9,047	9,107
International - Developing markets	1,530	3,036	4,566

of which:
Repurchase agreements	837	3,048	3,885
Domestic	42	197	239
International - Mature markets	347	2,679	3,026
International - Developing markets	448	172	620

Marketable debt securities	1,420	2,867	4,287
Domestic	519	1,403	1,922
International - Mature markets	33	1,924	1,957
International - Developing markets	868	(460)	408

of which:
Commercial paper	336	618	954
Domestic	241	425	666
International - Mature markets	24	159	183
International - Developing markets	71	34	105

Other interest-bearing liabilities	24	398	422
Domestic	(3)	379	376
International - Mature markets	0	0	0
International - Developing markets	27	19	46

Hedging expenses	2,381	—	2,381
Domestic	827	—	827
International - Mature markets	1,549	—	1,549
International - Developing markets	5	—	5

Other interest	132	—	132
Domestic	132	—	132
International - Mature markets	118	—	118
International - Developing markets	(118)	—	(118)

Total interest-bearing liabilities	5,399	23,781	29,180
Domestic	1,279	6,712	7,991
International - Mature markets	1,544	13,204	14,748
International - Developing markets	2,576	3,865	6,441

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Net interest income. Volume, profitability and cost analysis summary
EUR million
	2023 vs. 2022
	Increase (decrease) due to changes in
	Volume	Rate	Net change
Interest income	8,784	25,038	33,822
Domestic	519	9,368	9,887
International - Mature markets	2,207	13,522	15,729
International - Developing markets	6,058	2,148	8,206

Interest expense	5,399	23,781	29,180
Domestic	1,279	6,712	7,991
International - Mature markets	1,544	13,204	14,748
International - Developing markets	2,576	3,865	6,441

Net interest income	3,385	1,257	4,642
Domestic	(760)	2,656	1,896
International - Mature markets	663	318	981
International - Developing markets	3,482	(1,717)	1,765

Net interest income
EUR million

+12%	A
2023 vs. 2022

A. In constant euros: +16%.

Net fee income
EUR million

+2%	A
2023 vs. 2022

A. In constant euros: +5%.

Net fee income
EUR million
			Change
	2023	2022	Absolute	%	% excl. FX	2021
Asset management business, funds and insurance	3,967	4,032	(65)	(1.6)	6.4	3,649
Credit and debit cards	2,386	2,139	247	11.6	19.2	1,782
Securities and custody services	1,086	986	100	10.1	17.4	1,035
Account management and availability fees	2,005	2,032	(27)	(1.3)	22.3	1,850
Cheques and payment orders	826	797	29	3.6	45.6	642
Foreign exchange	797	788	9	1.1	2.9	522
Charges for past-due/unpaid balances and guarantees	297	277	20	7.3	12.8	266
Bill discounting	208	227	(19)	(8.3)	1.7	199
Other	484	512	(28)	(5.4)	(26.6)	557
Net fee income	12,057	11,790	267	2.3	5.0	10,502

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Net fee income
Net fee income increased 2% compared to 2022, reaching EUR 12,057 million. In constant euros, it was 5% higher.
By region, net fee income rose 7% in North America and 14% in South America. It decreased 2% in Europe due to lower credit volumes and customer attraction campaigns.
Our scale and global businesses generated greater activity for our country units and the Group, which was reflected in net fee income growth, particularly in Santander Corporate & Investment Banking (SCIB) and PagoNxt.
In SCIB, net fee income increased double digits, with widespread growth across its core businesses.
Net fee income growth was also strong in PagoNxt with double-digit growth year-on-year in total payments volumes.
Gains or losses on financial assets and liabilities and exchange differences (net)
Gains on financial transactions and liabilities and exchange differences (net) stood at EUR 2,633 million (EUR 1,653 million in 2022), driven mainly by customer activity in SCIB and lower losses in the Corporate Centre (driven by higher negative results from the foreign exchange (FX) hedge in 2022).
Gains and losses on financial assets and liabilities stem from mark-to-market valuations of the trading portfolio and derivative instruments , which include spot market foreign exchange transactions, sales of investment securities and liquidation of our hedging and other derivative positions.
For more details, see note 43 to the consolidated financial statements.
Exchange rate differences primarily show gains and losses from foreign exchange and the differences that arise from converting monetary items in foreign currencies to the functional currency, and from selling non-monetary assets denominated in foreign currency at the time of their disposal. Given Santander manages currency exposures with derivative instruments, the changes in this line should be analysed together with Gains/(losses) on financial assets and liabilities.
For more details, see note 44 to the consolidated financial statements.
Dividend income
Dividend income was EUR 571 million (EUR 488 million in 2022).
Income from companies accounted for by the equity method
The income from companies accounted for by the equity method reached EUR 613 million compared to EUR 702 million in 2022.
Other operating income/expenses
Other operating income recorded a loss of EUR 1,712 million (compared to a EUR 1,135 million loss in 2022), owing to the hyperinflation adjustment in Argentina and lower leasing income in the US. This line was also affected by the EUR 224 million charge related to the temporary levy on revenue in Spain and DCB recorded in the first quarter of 2023.
For more details, see note 45 to the consolidated financial statement.
In summary, total income increased in all regions, DCB and global businesses. The Corporate Centre also increased, due to the higher liquidity buffer remuneration and the lower negative impact from the FX hedge.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Operating expenses
EUR million
			Change
	2023	2022	Absolute	%	% excl. FX	2021
Staff costs	13,726	12,547	1,179	9.4	12.2	11,216
Other administrative expenses	8,515	8,371	144	1.7	5.2	7,443
Information technology	2,471	2,473	(2)	(0.1)	7.3	2,182
Communications	414	410	4	1.0	17.5	401
Advertising	603	559	44	7.9	16.9	510
Buildings and premises	721	708	13	1.8	7.8	699
Printed and office material	97	96	1	1.0	9.9	90
Taxes (other than tax on profits)	570	559	11	2.0	35.4	558
Other expenses	3,639	3,566	73	2.0	11.6	3,003
Administrative expenses	22,241	20,918	1,323	6.3	9.4	18,659
Depreciation and amortization	3,184	2,985	199	6.7	11.2	2,756
Operating expenses	25,425	23,903	1,522	6.4	9.6	21,415
Operating expenses
Operating expenses amounted to EUR 25,425 million, 6% higher than 2022 (+10% in constant euros), due to higher inflation. In real terms (excluding the impact of average inflation), operating expenses increased 0.4%.
Our cost management continued to focus on improving our efficiency and, as a result, we remained among the most efficient global banks in the world. The efficiency ratio stood at 44.1% in 2023, 1.7 pp better than 2022.
Our business transformation plan, ONE Transformation, continued to progress across our footprint, reflected in greater operating productivity and better business dynamics.

Efficiency ratio (cost to income)
%

-1.7	pp
2023 vs. 2022

In constant euros, operating expenses by region and market performed as follows:
•In Europe, operating expenses were up 6%. In real terms, they rose 1%, due to increases in Spain, Poland and Portugal, which were partially offset by the decrease in the UK (-3%). The region's efficiency ratio stood at 42.1%, improving 5.2 pp year-on-year.

•In North America, operating expenses increased 8%. In real terms, they were up 3%, due to investments in digitalization, technology and other transformation initiatives underway. The efficiency ratio stood at 49.1%.
•In South America, operating expenses rose 17%. In real terms, they were down 3%, despite the salary increases directly linked to inflation. The efficiency ratio stood at 38.5%.
•DCB's operating expenses increased 8%, +3% in real terms, due to strategic and transformation investments in leasing and BNPL platforms and business growth. The efficiency ratio stood at 47.6%.
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 2,678 million (EUR 1,881 million in 2022) mainly driven by Spain and Brazil.
For more details, see note 25 to the consolidated financial statements.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 12,956 million (EUR 10,863 million in 2022).
This comparison was mainly affected by the provisions resulting from the charges in Poland for Swiss franc mortgages, the increase in the US and Mexico (due to normalization) and higher provisions recorded in Brazil, in line with credit portfolio growth.
For more details, see section 3 'Credit risk' in the 'Risk management and compliance' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Impairment of other assets (net)
The impairment on other assets (net) was EUR 237 million, compared to an impairment of EUR 239 million in 2022.

Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 313 million in 2023 (gain of EUR 12 million in 2022).
For more details, see note 48 to the consolidated financial statements.

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million
	2023	2022	2021
Financial assets at fair value through other comprehensive income	44	7	19
Financial assets at amortized cost	12,912	10,856	7,388
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	12,956	10,863	7,407

Impairment on other assets (net)
EUR million
	2023	2022	2021
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—	—
Impairment on non-financial assets, net	237	239	231
Tangible assets	136	140	150
Intangible assets	73	75	71
Others	28	24	10
Impairment on other assets (net)	237	239	231
Negative goodwill recognized in results
Negative goodwill of EUR 39 million was recorded in 2023. No negative goodwill was recorded in 2022.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 20 million loss in 2023 (EUR 7 million gain in 2022).
For more details, see note 49 to the consolidated financial statements.
Profit or loss before tax from continuing operations
Profit before tax was EUR 16,459 million in 2023, +8% year-on-year and +10% in constant euros. Good top line performance (double-digit growth in total income minus costs) was partially offset by higher loan-loss provisions and impairments and the temporary levy on revenue earned in Spain.
Tax expense or income from continuing operations
Total income tax was EUR 4,276 million (EUR 4,486 million in 2022).

Profit attributable to the parent
EUR million

+15%	A
2023 vs. 2022

A. In constant euros: +18%.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 1,107 million, down 4% year-on-year (-6% in constant euros), due to lower profit in Brazil and DCB as well as the Group's increased shareholding in Banco Santander México in 2023.
For more details, see note 28 to the consolidated financial statements.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 11,076 million in 2023, compared to EUR 9,605 million in 2022. These results do not fully reflect profit performance due to the temporary levy on revenue earned in Spain in 2023.
RoTE stood at 15.1% (13.4% in 2022), RoRWA at 1.96% (1.77% in 2022) and earnings per share stood at EUR 0.65 (EUR 0.54 in 2022).

Earnings per share
EUR

+21%
2023 vs. 2022

RoTE
%

RoRWA
%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Below is the condensed income statement adjusted for items beyond the ordinary course of business and reclassification of certain items under some headings of the underlying income statement, as described in note 52.c of the consolidated financial statements, where our segments' aggregate underlying consolidated results are reconciled to the statutory consolidated results.

Condensed underlying income statement
EUR million
			Change
	2023	2022	Absolute	%	% excl. FX	2021
Net interest income	43,261	38,619	4,642	12.0	15.8	33,370
Net fee income	12,057	11,790	267	2.3	5.0	10,501
Gains (losses) on financial transactions and exchange differences	2,633	1,653	980	59.3	77.1	1,564
Other operating income	(304)	92	(396)	—	—	968
Total income	57,647	52,154	5,493	10.5	13.1	46,404
Administrative expenses and amortizations	(25,425)	(23,903)	(1,522)	6.4	9.6	(21,415)
Net operating income	32,222	28,251	3,971	14.1	16.1	24,988
Net loan-loss provisions	(12,458)	(10,509)	(1,949)	18.5	19.1	(7,436)
Other gains (losses) and provisions	(3,066)	(2,492)	(574)	23.0	33.5	(2,292)
Profit before tax	16,698	15,250	1,448	9.5	11.3	15,260
Tax on profit	(4,489)	(4,486)	(3)	0.1	1.5	(5,076)
Profit from continuing operations	12,209	10,764	1,445	13.4	15.4	10,184
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	12,209	10,764	1,445	13.4	15.4	10,184
Non-controlling interests	(1,133)	(1,159)	26	(2.2)	(3.4)	(1,530)
Net capital gains and provisions	—	—	—	—	—	(530)
Profit attributable to the parent	11,076	9,605	1,471	15.3	17.7	8,124
Underlying profit attributable to the parent A	11,076	9,605	1,471	15.3	17.7	8,654
A.Excluding net capital gains and provisions.
Underlying profit attributable to the parent
Profit attributable to the parent and underlying profit were the same in 2023 (EUR 11,076 million), as profit was not affected by results that fell outside the ordinary course of our business, but there was a reclassification of certain items under some headings of the underlying income statement to better understand the business trends. These items are:
•The temporary levy on revenue in Spain in the first quarter of 2023, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
•Provisions to strengthen the balance sheet in Brazil in the first quarter of 2023, totalling EUR 235 million, net of tax and minority interests.
In 2022, profit attributable to the parent and underlying profit were also the same (EUR 9,605 million), as profit was not affected by results that fell outside the ordinary course of our business, but there was also a reclassification of certain items under some headings of the underlying income statement.
As a result, both attributable profit and underlying profit increased 15% in euros and 18% in constant euros compared to 2022.
For more details, see note 52.c to the consolidated financial statements.
This growth was mainly boosted by solid revenue performance, which increased 11% in euros and 13% in constant euros compared to 2022, and the better efficiency improvement, which improved to 44.1%.
Santander's net operating income1 was EUR 32,222 million, 14% higher year-on-year. In constant euros, it rose 16% as follows:

1.As described in note 52.c of the consolidated financial statements, net operating income is used for the Group’s internal operating and management reporting purposes but is not a line item in the statutory consolidated income statement.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Net loan-loss provisions
EUR million

+19%	A
2023 vs. 2022

A. In constant euros: +19%.

Underlying profit attributable to the parentA
EUR million

+15%	B
2023 vs. 2022

A. Excluding net capital gains and provisions.
B. In constant euros: +18%.

•In Europe, net operating income increased 31% with strong improvements in all markets, boosted by 19% growth in total income (mainly net interest income in a context of higher interest rates) and administrative expenses and amortizations increasing in line with inflation, resulting in efficiency gains.
•In North America, net operating income rose 2%. In Mexico, it was up 18%, supported by strong total income growth, which more than offset higher transformation costs. In the US, it decreased 10%, affected by higher funding costs and investments in building up our CIB and Wealth Management businesses.
•In South America, net operating income increased 3%, driven by total income.

Cost of risk
%

+0.19	pp
2023 vs. 2022

Underlying earnings per shareA
EUR

+21%
2023 vs. 2022

A. Excluding net capital gains and provisions.

•In DCB, net operating income increased 4%, driven by higher net interest income, leasing income and gains on financial transactions. Administrative expenses and amortizations rose due to strategic transformation investments and business growth, as already mentioned.
•In the Corporate Centre, net operating income improved EUR 1,029 million, driven by the improvement of net interest income (higher liquidity buffer remuneration) and gains on financial transactions higher (FX hedge costs in 2022).
Net loan-loss provisions rose 19% (+19% also in constant euros) mainly due to normalization in the US and Mexico, Swiss franc mortgage provisions in Poland and portfolio growth in Brazil. This growth was reflected in an increase in the cost of risk to 1.18%, delivering on Group's target for the year.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3.3 Balance sheet

Balance sheet
EUR million
			Change
Assets	2023	2022	Absolute	%	2021
Cash, cash balances at central banks and other deposits on demand	220,342	223,073	(2,731)	(1.2)	210,689
Financial assets held for trading	176,921	156,118	20,803	13.3	116,953
Non-trading financial assets mandatorily at fair value through profit or loss	5,910	5,713	197	3.4	5,536
Financial assets designated at fair value through profit or loss	9,773	8,989	784	8.7	15,957
Financial assets at fair value through other comprehensive income	83,308	85,239	(1,931)	(2.3)	108,038
Financial assets at amortized cost	1,191,403	1,147,044	44,359	3.9	1,037,898
Hedging derivatives	5,297	8,069	(2,772)	(34.4)	4,761
Changes in the fair value of hedged items in portfolio hedges of interest risk	(788)	(3,749)	2,961	(79.0)	410
Investments	7,646	7,615	31	0.4	7,525
Assets under insurance or reinsurance contracts	237	308	(71)	(23.1)	283
Tangible assets	33,882	34,073	(191)	(0.6)	33,321
Intangible assets	19,871	18,645	1,226	6.6	16,584
Tax assets	31,390	29,987	1,403	4.7	25,196
Other assets	8,856	10,082	(1,226)	(12.2)	8,595
Non-current assets held for sale	3,014	3,453	(439)	(12.7)	4,089
Total assets	1,797,062	1,734,659	62,403	3.6	1,595,835

Liabilities and equity
Financial liabilities held for trading	122,270	115,185	7,085	6.2	79,469
Financial liabilities designated at fair value through profit or loss	40,367	40,268	99	0.2	14,943
Financial liabilities at amortized cost	1,468,703	1,423,858	44,845	3.1	1,349,169
Hedging derivatives	7,656	9,228	(1,572)	(17.0)	5,463
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	55	(117)	172	—	248
Liabilities under insurance or reinsurance contracts	17,799	16,426	1,373	8.4	18,560
Provisions	8,441	8,149	292	3.6	9,583
Tax liabilities	9,932	9,468	464	4.9	8,649
Other liabilities	17,598	14,609	2,989	20.5	12,698
Liabilities associated with non-current assets held for sale	—	—	—	—	—
Total liabilities	1,692,821	1,637,074	55,747	3.4	1,498,782
Shareholders' equity	130,443	124,732	5,711	4.6	119,649
Other comprehensive income	(35,020)	(35,628)	608	(1.7)	(32,719)
Non-controlling interest	8,818	8,481	337	4.0	10,123
Total equity	104,241	97,585	6,656	6.8	97,053
Total liabilities and equity	1,797,062	1,734,659	62,403	3.6	1,595,835

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Executive summary A

	Loans and advances to customers (minus reverse repos)			Customer funds (deposits minus repos + mutual funds)

Credit performance reflects the impact of macroeconomic environment and rising interest rates on customer behaviour			Customer funds continued to grow year-on-year
	EUR 1,015 billion	-1%		EUR 1,177 billion	+4%

	è By segment:			è By product:

Year-on-year decline in corporates, while loans to individuals remained stable			Increase in time deposits and mutual funds on the back of demand deposits

Individuals	SMEs and corporates	CIB	Demand	Time	Mutual funds
0%	-1%	-6%	-7%	+30%	+13%

A. 2023 vs. 2022 changes in constant euros.

Loans and advances to customers
Loans and advances to customers totalled EUR 1,036,349 million in December 2023, remaining stable year-on-year.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers minus reverse repurchase agreements which amounted to EUR 1,014,953 million, which also remained stable year-on-year. To facilitate the analysis of Santander's management, as usual the comments below do not consider the exchange rate impact.
Gross loans and advances to customers, excluding reverse repurchase agreements and in constant euros, declined 1%, as follows:
•In Europe, volumes decreased 6%, with falls in almost all markets impacted by higher interest rates. Volumes fell 8% in Spain, 6% in Portugal and 6% in UK. On the other hand, volumes in Poland increased 5%, mainly due to double-digit growth in CIB.

•In North America, growth was 3%. In the US, lending grew 1% propelled by CIB and Multifamily, while lending in Mexico was up 6% with widespread rises across segments (except CIB).
•Growth in South America was 7%. In Argentina, lending increased 217% driven by SMEs, corporates and individuals. In Brazil, it climbed 6% owing to positive performance in SMEs and individuals. In Chile, loans increased 4% backed by individuals, CIB and consumer finance. In Uruguay, they rose 12% mainly driven by consumer and corporates.
•At DCB, volumes increased 8%, with generalized growth across countries (except the UK). Openbank's loans grew 16%.

Loans and advances to customers
EUR million
			Change
	2023	2022	Absolute	%	2021
Commercial bills	55,628	56,688	(1,060)	(1.9)	49,603
Secured loans	554,375	565,609	(11,234)	(2.0)	542,404
Other term loans	295,485	290,031	5,454	1.9	269,526
Finance leases	38,723	39,833	(1,110)	(2.8)	38,503
Receivable on demand	12,277	11,435	842	7.4	10,304
Credit cards receivable	24,371	22,704	1,667	7.3	20,397
Impaired assets	34,094	32,888	1,206	3.7	31,645
Gross loans and advances to customers (minus repurchase agreements)	1,014,953	1,019,188	(4,235)	(0.4)	962,382
Repurchase agreements	44,184	39,500	4,684	11.9	33,264
Gross loans and advances to customers	1,059,137	1,058,688	449	0.0	995,646
Loan-loss allowances	22,788	22,684	104	0.5	22,964
Net loans and advances to customers	1,036,349	1,036,004	345	0.0	972,682

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Gross loans and advances to customers (minus reverse repos)
EUR billion

0%	A
2023 vs. 2022

A. In constant euros: -1%.
As of December 2023, gross loans and advances to customers minus reverse repurchase agreements maintained a balanced structure: individuals (63%), SMEs and corporates (24%) and CIB (13%).
At the end of 2023, 62% of loans and advances to customers maturing in more than a year had a fixed interest rate, while the other 38% had a floating interest rate:
•In Spain, 50% of loans and advances to customers were fixed rate and 50% were floating rate.
•Outside Spain, 66% of loans and advances to customers were fixed rate and 34% were floating rate.

Gross loans and advances to customers (minus reverse repos)
% of operating areas. December 2023

For more details on the distribution of loans and advances to customers by business line, see note 10.b to the consolidated financial statements.
Tangible assets amounted to EUR 33,882 million in December 2023, down EUR 191 million compared to December 2022.
Intangible assets stood at EUR 19,871 million, of which EUR 14,017 million corresponds to goodwill (which increased EUR 276 million) and EUR 5,854 million to other intangible assets, mostly IT developments (up EUR 950 million).

Loans and advances to customers with maturities exceeding one year at 2023 year end
EUR million
	Domestic		International		TOTAL
	Amount	Weight as % of the total	Amount	Weight as % of the total	Amount	Weight as % of the total
Fixed	78,163	50%	376,339	66%	454,502	62%
Floating	77,650	50%	197,240	34%	274,890	38%
TOTAL	155,813	100%	573,579	100%	729,392	100%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Total customer funds
EUR million
			Change
	2023	2022	Absolute	%	2021
Demand deposits	661,262	710,232	(48,970)	(6.9)	717,728
Time deposits	307,085	236,099	70,986	30.1	146,469
Mutual funds A	208,528	184,054	24,474	13.3	188,096
Customer funds	1,176,875	1,130,385	46,490	4.1	1,052,293
Pension funds A	14,831	14,021	810	5.8	16,078
Managed portfolios A	36,414	32,184	4,230	13.1	31,138
Repurchase agreements	78,822	63,391	15,431	24.3	36,357
Total funds	1,306,942	1,239,981	66,961	5.4	1,135,866
A. Including managed and marketed funds.

Customer deposits grew 4% year-on-year to EUR 1,047,169 million at 31 of December 2023.
Santander uses customer funds (customer deposits, minus repurchase agreements, plus mutual funds) to analyse traditional retail banking funds, which stood at EUR 1,176,875 million and grew 4% year-on-year. To facilitate the analysis of Santander's management, as usual the comments below do not consider the exchange rate impact. Compared to December 2022, customer funds in constant euros rose 4%, as follows:
•By product, customer deposits minus repurchase agreements rose 2%, as higher interest rates resulted in a notable increase in time deposits (+30%), which grew significantly in all markets, to the detriment of demand deposits, which fell 7%. Mutual funds increased (+13%) in all markets (except the US).

Customer funds (minus repos)
EUR billion

+4%	A

+13%

+2%

•Total
•Mutual fundsB
•Deposits minus repos

2023 vs. 2022

A. In constant euros: +4%.
B. Including managed and marketed funds.
•Customer funds increased 17% in South America with growth in all markets (Argentina: +235%; Brazil: +14%; and Chile: +12%), increased 3% in North America (the US: -1% and Mexico: +10%), and fell 1% in Europe due to the decreases in Portugal (-4%), Spain (-2%), and the UK (-1%), offset by the increase in Poland (+8%).
•Positive performance in DCB, as customer funds increased 19%.
•By secondary segment, there was a solid performance across businesses, particularly Retail Banking and Wealth Management and Insurance.
The weight of demand deposits was 56% of total customer funds, while time deposits accounted for 26% and mutual funds 18%.
In addition to capturing customer deposits, the Group, for strategic reasons, has a selective policy on issuing securities in international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
For more details on debt issuances and maturities, see section 3.4 'Liquidity and funding management' in this chapter.

Customer funds (minus repos)
% of operating areas. December 2023

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3.4 Liquidity and funding management

Executive Summary

Regulatory ratios	Debt issuances in 2023

The LCR and NSFR ratios amply exceed regulatory requirements (both 100%)	We issued more than EUR 62 bn in debt in 2023, diversified by product, currency, country and maturity

152%
166%
121%
123%
100%
Dec-22
Dec-23
Dec-22
Dec-23
LCR
NSFR

	EUR 44.5 bn	Medium- and long-term debt

	EUR 19.9 bn	Securitizations

Comfortable and stable funding structure

High contribution from customer deposits
	99%	LTD ratio

Liquidity management
Our structural liquidity management aims to optimize maturities and costs, and to avoid undesired liquidity risks in funding Santander’s operations.
It follows these principles:
•Decentralized liquidity model.
•Medium-and long-term (M/LT) funding needs must be covered by medium- and long-term instruments.
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
To apply these principles effectively across the Group, we developed a unique, three-pronged management framework:
•Organization and governance. Strict organization and governance that involve subsidiaries’ senior managers in decision-making and our global strategy. Decisions about structural risks, including liquidity and funding risk, falls on the local asset and liability committees (ALCOs), which coordinate with the global ALCO. The global ALCO is empowered by Banco Santander, S.A.'s board of directors under the corporate Asset and Liability Management (ALM) framework.
This enhanced governance model is part of our risk appetite framework, which meets regulatory and market standards for strong risk management and control systems.
•Balance sheet and liquidity risk. In-depth balance sheet analysis and liquidity risk measurement that support decisions and controls to ensure liquidity levels cover short- and long-term needs with stable funding sources, and optimize funding costs.
Each subsidiary has a conservative risk appetite framework (based on their commercial strategy) which sets out the liquidity risk management framework. Subsidiaries must work within the framework limits to achieve their strategic objectives.
•Liquidity management adapted to the needs of each business. We prepare a liquidity plan every year to achieve:
•a solid balance sheet structure, with a diversified footprint in wholesale markets;
•stable liquidity buffers and limited asset encumbrance; and
•compliance with regulatory and other metrics included in each entity’s risk appetite statement.
We monitor all the plan's components throughout the year.
Santander continues to carry out the Internal Liquidity Adequacy Assessment Process (ILAAP) as part of its other risk management and strategic processes to measure liquidity in ordinary and stressed scenarios. The quantitative and qualitative items we consider are also inputs for the Supervisory Review and Evaluation Process (SREP).
Once a year, we must submit a board-approved ILAAP assessment to supervisors that demonstrates our funding and liquidity structures will remain solid in all scenarios and our internal processes will ensure sufficient liquidity (based on analyses that each subsidiary conducts according to local liquidity management models).
Our governance structure is robust and suited to identify, manage, monitor and control liquidity risks. It rests on common frameworks, conservative principles, clearly defined roles and responsibilities, a consistent committee structure, effective local lines of defence and well-coordinated corporate supervision.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We produce frequent, detailed liquidity monitoring reports for management, control and reporting purposes. We also regularly send the most relevant information to senior managers, the pertinent ALCOs the executive committee and the board of directors.
Over the last few years, Santander and each subsidiary have developed a comprehensive special situations management framework that centralizes our governance for such scenarios. It contains contingency funding plans that form part of our governance model, including feasible, pre-assessed actions that follow a defined timeline, are categorized and prioritized, and provide for sufficient liquidity and execution time to mitigate stress scenarios. For more details, see the '3.6 Special situations and resolution' section
Funding strategy and liquidity in 2023
Funding strategy and structure
Our funding strategy is focused on extending our management model to all subsidiaries.
It is based on a model of autonomous subsidiaries that are responsible for covering their own liquidity needs. This enables our solid retail banking model to maintain sound liquidity positions in the Group and our core country units, even amid market stress.
We have had to adapt funding strategies to business trends, market conditions and new regulations. In 2023, we improved specific aspects, without significant changes in liquidity management or funding policies and practices. We believe this will enable us to start 2024 from a strong position and with no growth restrictions.
Our subsidiaries continue to apply the same funding and liquidity management strategies to:
•maintain sufficient and stable medium- and long-term wholesale funding levels;
•ensure the right volume of assets that can be discounted in central banks as part of the liquidity buffer; and
•generate liquidity from the retail business.
We believe these developments provide Santander with a very strong funding structure with the following characteristics:
•Customer deposits are our main funding source. They are highly stable because they mainly arise from retail customer activity. At the end of December 2023, they represented just over two thirds of net liabilities (i.e. of the liquidity balance sheet) and more than 100% of loans and advances to customers. Their weight (as a percentage of loans and advances to customers) increased year-on-year. For more details, see the section Liquidity in 2023.

Group's liquidity balance sheet
%. December 2023

Financial assets
Fixed assets & other
Loans and advances to customers

■	ST funding
■	Equity and other
■	M/LT debt issuance
■	Securitizations and others
■	Customer deposits

Note: Liquidity balance sheet for management purposes is the consolidated balance sheet, net of trading derivatives and interbank balances. For more information on the consolidated balance sheet, see the 'Consolidated financial statements' chapter.
•M/LT funding (including M/LT issuances and securitizations) accounted for nearly 18% of net liabilities at the end of 2023 (similar to 2022).
The outstanding balance of M/LT debt issued (to third parties) at the end of 2023 was EUR 206,190 million. Our maturity profile is comfortable and well balanced by instruments and markets with a weighted average maturity of 4.1 years (slightly below average maturity of 4.3 years at the end of 2022).
These tables show our funding by instrument over the past three years and by maturity profile:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Group. Stock of medium- and long-term debt issuances A
EUR million
	2023	2022	2021
Preferred	9,892	8,693	10,238
Subordinated	20,708	17,573	16,953
Senior debt	125,951	116,350	104,553
Covered bonds	49,639	44,073	41,908
Total	206,190	186,689	173,652
A. Placed in markets. Does not include securitizations, agribusiness notes and real estate credit notes.

Group. Distribution by contractual maturity. December 2023
EUR million
	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	more than 5 years	Total
Preferred	—	—	—	—	—	—	—	9,892	9,892
Subordinated	—	—	—	—	—	3,370	5,678	11,660	20,708
Senior debt	524	2,193	12,327	2,529	2,842	25,471	53,375	26,691	125,951
Covered bonds	100	1,105	2,310	540	3,654	4,613	24,810	12,506	49,639
Total	624	3,298	14,637	3,068	6,496	33,454	83,863	60,750	206,190
Note: There are no additional guarantees for any of the debt issued by the Group’s subsidiaries.
In addition to M/LT wholesale debt issuances, we have securitizations placed in the market as well as collateralized and other specialist funding totalling EUR 59,450 million (including EUR 14,400 million in debt instruments placed with private banking clients in Brazil). The average maturity was around 1.7 years.
This chart shows the similarity of the geographic breakdown of our loans and advances to customers and M/LT wholesale funding across our footprint. This distribution is very similar to 2022.

Loans and advances to customers and M/LT wholesale funding
%. December 2023

12%
13%
12%
15%
Loans and advances to customers
55%
62%
14%
17%
M/LT wholesale funding

Europe

North America

South America

DCB

Wholesale funding from short-term issuance programmes is a residual part of Santander’s funding structure, which is related to treasury activities and is comfortably covered by liquid assets.
The outstanding short-term wholesale funding balance at the end of 2023 was EUR 47,281 million, of which 52% was in European Commercial Paper, US Commercial Paper and domestic programmes issued by Banco Santander, S.A.; 10% in certificates of deposit and commercial paper programmes in the UK; 28% in Santander Consumer Finance (SCF) commercial paper programmes; and 10% in issuance programmes in other subsidiaries.
Liquidity in 2023
The key liquidity takeaways from 2023 were:
•basic liquidity ratios remained at comfortable levels;
•regulatory liquidity ratios were well above minimum requirements; and
•our asset encumbrance from funding operations was moderate.
In order to tackle high inflation and return it to more normalized levels, central banks continued to withdraw stimulus measures and raise rate in 2023. However, at the end of 2023, the central banks in Poland, Brazil and Chile began to cut official interest rates.
Santander continued to repay ECB TLTRO-III funding while strengthening balance sheets through a combination of customer deposit growth, an increase in short-term instruments and greater activity in medium- and long-term issuances, with the objective of maintaining regulatory liquidity ratios and internal metrics at prudent levels after repayment.
In the weeks following the regional banks crisis in the US and the Credit Suisse intervention, the Group strengthened its

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

supervision and coordination and monitored the liquidity situation and presented it to senior executives daily, under the special situations framework. During this time, liquidity remained solid in all the Group's units, including the UK and the US (followed more closely), and there were no significant impacts from the crisis.
During 2023, our liquidity position remained solid and commercial activity was not a significant drain on liquidity.
i. Basic liquidity ratios at comfortable levels
At the end of 2023, Santander recorded:
•A credit to net assets ratio (i.e. total assets minus trading derivatives and inter-bank balances) of 68%, slightly lower than previous years. Such a high level compared to our competitors in Europe speaks to the retail nature of our balance sheet.
•A net loan-to-deposit ratio (LTD) of 99%, a very comfortable level (well below 120%) and lower than 2022 year-end. As a result of the tightening of financial conditions due to inflation-fighting monetary policies, credit fell in constant euros across most of our European footprint (except in Poland and DCB) as households and companies repaid debt early. Credit in the US remained relatively stable while there was growth in Mexico and South America. Deposits showed similar trends.
•A customer deposit plus M/LT funding to net loans and advances ratio of 127%, slightly above the 121% in 2022.
•Limited recourse to short-term wholesale funding (around 3% of total funding), in line with previous years.
•An average structural surplus balance, defined as the excess of structural funding sources (deposits, M/LT funding and capital) against structural liquidity needs from fixed assets and loans, of EUR 308,315 million in the year.
The consolidated structural surplus stood at EUR 346,174 million at year-end. Fixed-income assets (EUR 217,334 million), equities (EUR 17,076 million) and net interbank and central bank deposits (EUR 159,045 million) were partly offset by short-term wholesale funding (-EUR 47,281 million). This totalled around 23% of our net liabilities (slightly up from the end of 2022).
This table shows Santander’s basic liquidity monitoring metrics in recent years:

Group’s liquidity monitoring metrics
%
	2023	2022	2021
Loans A / Net assets	68%	72%	75%
Loan A -to-deposit ratio (LTD)	99%	103%	108%
Customer deposits and medium-and long-term funding / Loans A	127%	121%	115%
Short-term wholesale funding / Net liabilities	3%	3%	2%
Structural liquidity surplus (% of net liabilities)	23%	19%	16%
A. Net loans and advances to customers.
The table below shows the principal liquidity ratios of our main subsidiaries at the end of 2023:

Main subsidiaries' liquidity metrics
%. December 2023
	LTD ratio (loans A / deposits)	Deposits + M/LT funding / Loans A
Spain	74%	147%
United Kingdom	105%	110%
Portugal	101%	112%
Poland	76%	137%
United States	104%	122%
Mexico	89%	121%
Brazil	88%	138%
Chile	144%	92%
Argentina	58%	172%
Digital Consumer Bank	191%	76%
Group	99%	127%
A. Net loans and advances to customers.
In 2023, the key drivers of Santander's and its subsidiaries' liquidity (in constant euros, i.e. excluding exchange rate impact) were:
•Minimal impact from the retail funding gap on liquidity.
•Issuance activity remained high and, overall, was in line with our funding plan for the year. We issued less in South America than originally planned as deposits grew more than credit while we were more active in capital markets in Europe and DCB.
In 2023, Santander issued EUR 64,419 million in M/LT funding (at year-average exchange rates).
By instrument, issuances of M/LT fixed income debt (i.e. covered bonds, senior debt, subordinated debt and capital hybrid instruments) increased by around 12% to EUR 44,478 million in the year. Greater activity in hybrid instruments somewhat offset lower senior debt issuances (mainly TLAC eligible) compared to 2022. The volume of covered bond issuances in 2023 was similar to the previous year. Securitizations and structured finance totalled EUR 19,942 million in 2023, a 13% increase year-on-year.
Spain issued by far the most M/LT fixed income debt (excluding securitizations), followed by DCB and the UK. Spain and DCB Bank registered the highest absolute increases in the year. The main year-on-year decrease occurred in the UK.
SC USA and SCF were the main issuers of securitizations.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The charts below show issuances in the year by instrument and region:

Distribution by instrument and region
%. December 2023
The issuance of eligible hybrid instruments, such as AT1 or subordinated debt, depends on risk-weighted asset growth. We had to issue these instruments in 2023, contributing to a lower overall weight of senior debt in the year. In 2023, senior debt accounted for 45% of total issuances compared to 53% in 2022. The weight of bonds and securitizations remained similar to 2022.
In 2023, at average exchange rates, the Group issued EUR 13,987 million in TLAC eligible instruments, including EUR 7,217 million in senior non-preferred debt from Banco Santander, S.A. and Poland and senior preferred from the holdings in the UK and the US; EUR 4,458 million in subordinated debt issued from Banco Santander, S.A. and Brazil; and EUR 2,313 million of AT1 eligible hybrid instruments were issued from Banco Santander, S.A.
We retained comfortable access to all our markets having issued and securitized debt in 15 currencies, involving 25 major issuers from 14 countries and an average maturity of 4.8 years (slightly above the 4.1 years in 2022).

ii. Compliance with regulatory liquidity ratios
Within the liquidity management model, Santander manages implementation, monitoring and compliance with the liquidity requirements established under international financial regulations.
Liquidity Coverage Ratio (LCR)
As the regulatory LCR requirement has been at the maximum level of 100% since 2018, we set a risk appetite of 110% at the consolidated and subsidiary level.
Our strong short-term liquidity base and our core subsidiaries’ autonomous management helped us maintain compliance levels well above 100% (both at the Group and subsidiary level) throughout the year. Our LCR in December 2023 was 166%, well above the regulatory requirement.
This table shows that all our subsidiaries substantially exceeded the required minimum in 2023 and the comparison versus 2022. Santander UK’s figures only include activities that the Financial Services and Markets Act 2000 leaves within the Ring-Fenced Bank.

Liquidity Coverage Ratio (LCR)
%
	December 2023	December 2022
Parent bank	159%	147%
United Kingdom	159%	157%
Portugal	150%	132%
Poland	221%	178%
United States	138%	125%
Mexico	171%	197%
Brazil	154%	127%
Chile	207%	189%
Argentina	226%	235%
Santander Consumer Finance	357%	241%
Group	166%	152%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

NSFR (Net Stable Funding Ratio)
Regulation (EU) 2019/876 of the European Parliament dictated that entities must have a net stable funding ratio greater than 100% from June 2021.
The NSFR is a structural measure that gives banks an incentive to ensure long-term stability and proper management of maturity mismatches by funding long-term assets with long-term liabilities. It is the quotient of available stable funding (ASF) and required stable funding (RSF).
ASF comprises sources of funding (i.e. capital and other liabilities) considered stable over one year. As RSF primarily refers to any asset deemed illiquid over one year, it needs to be matched with stable sources of funding.
The risk appetite limit for the NSFR is set at 103% at the consolidated and subsidiary level.
The high weight of customer deposits (which are more stable); permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments; and limited recourse to short-term funding help maintain our balanced liquidity structure as reflected in our consolidated and subsidiary NSFRs which all exceeded 100% in December 2023.
The following table provides details by entity as well as a comparison with 2022. Santander UK’s figures only include activities that the Financial Services and Markets Act 2000 leaves within the Ring-Fenced Bank. All figures were calculated using European regulations.

Net Stable Funding Ratio
%
	December 2023	December 2022
Parent bank	117%	116%
United Kingdom	138%	137%
Portugal	117%	116%
Poland	157%	146%
United States	117%	109%
Mexico	129%	120%
Brazil	113%	112%
Chile	115%	117%
Argentina	202%	195%
Santander Consumer Finance	111%	109%
Group	123%	121%
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
The tables below show the asset encumbrance data we must submit to the EBA as of December 2023.
On-balance-sheet encumbered assets amounted to EUR 306.3 billion, of which 61% were loans and advances (e.g. mortgages and corporate loans). Off-balance-sheet encumbrance stood at EUR 138.8 billion and mainly related to debt securities received as collateral in reverse repurchase agreements and reused ('rehypothecated').
In total, encumbered assets amounted to EUR 445.2 billion, giving rise to associated liabilities of EUR 330.6 billion.
At the end of 2023, total asset encumbrance in funding operations was 22.4% of the Group's extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,987.1 billion), similar to 2022.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Group. Disclosure on asset encumbrance as at December 2023
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Assets	306.3	—	1,490.7	—
Loans and advances	186.4	—	1,172.2	—
Equity instruments	9.4	9.4	11.5	11.5
Debt instruments	86.8	87.6	156.4	156.1
Other assets	23.7	—	150.6	—

Group. Collateral received as at December 2023
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	138.8	51.3
Loans and advances	1.1	—
Equity instruments	5.5	8.7
Debt instruments	132.2	42.5
Other collateral received	—	0.1
Own debt securities issued other than own covered bonds or ABSs	—	1.9

Group. Encumbered assets/collateral received and associated liabilities as at December 2023
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	330.6	445.2
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
At the end of 2023, the ratings from the main agencies were:

Rating agencies
	Long term	Short term	Outlook
DBRS	A (High)	R-1 (Middle)	Stable
Fitch Ratings	A-(SeniorA)	F2 (Senior F1)	Stable
Moody's	A2	P-1	Stable
Standard & Poor's	A+	A-1	Stable
Scope	AA-	S-1+	Stable
JCR Japan	A+	—	Stable
In March 2022, S&P Global ratings confirmed the Kingdom of Spain's A rating and upgraded its outlook to stable. At the same time, it confirmed Banco Santander S.A.'s rating and upgraded its outlook to stable.
In 2023, all the rating agencies left their ratings and outlooks for Santander unchanged.
Going forward, improvements to Santander's ratings from S&P and Moody's will heavily depend on the Kingdom of Spain's rating.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Funding outlook for 2024
Santander has begun 2024 with a strong liquidity position, having already repaid more than 85% of ECB funding. The funding outlook for the year is positive, despite lingering uncertainties due to the macroeconomic and geopolitical landscape.
We expect lending to rise moderately in all our core markets, coupled with a solid performance in deposits leading to limited demand for liquidity from our retail business.
Maturities in the coming quarters are manageable, aided by limited recourse to short-term funding and an active medium- and long-term issuance dynamic. We will manage each country and optimize liquidity to maintain a solid balance sheet structure across our footprint.
Our funding plans consider costs and diversification by instrument, country and market as well as the construction of liability buffers with loss-absorbing capacity in resolution (whether capital eligible or not). We design them to ensure Santander and its subsidiaries satisfy regulatory requirements and those stemming from our risk appetite framework.
Santander has been very active at the beginning of 2024. Banco Santander, S.A. pre-funded EUR 9.2 billion in 2023. In January 2024, the main issuers in the Group (Banco Santander, S.A., Santander UK, Santander Consumer Finance and Santander Holdings USA) had already issued EUR 10.6 billion, which, together with the pre-funding amounts to EUR 19.8 billion, over half of their total funding plan for the year.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3.5 Capital management and adequacy. Solvency ratios

Executive summary

	Fully-loaded capital ratio	Fully-loaded CET1

The fully-loaded CET1 ratio remained above 12% in every quarter in 2023		Strong organic generation driven by higher profit
%		Organic generation	+119 bps

TNAV per share

The TNAV per share was EUR 4.76, +15% year-on-year including cash dividends paid in 2023

Capital management and adequacy at Santander aims to guarantee solvency and maximize profitability, while complying with regulatory requirements and internal capital targets.
Capital management is a key strategic tool for decision-making at both the subsidiary and corporate levels.
We have a common framework that covers capital management actions, criteria, policies, functions, metrics and processes. We have a team in charge of our capital analysis, adequacy and management that coordinates with subsidiaries on all matters related to capital and monitors and measures shareholder returns.
Our most notable capital management activities are:
•establishing capital adequacy and capital contribution targets that align with minimum regulatory requirements, internal policies and the budget, to guarantee robust capital levels consistent with our risk profile and efficient use of capital;
•drawing up a capital plan to meet our strategic plan objectives;
•monitoring the capital ratio in both regulatory and economic terms and the efficient capital allocation to units. Assessing capital adequacy to ensure the capital plan is consistent with our risk profile and risk appetite framework in baseline and stress scenarios;
•integrating capital metrics into businesses' management ensuring alignment with the Group’s objectives. Continuously monitoring stock and new business profitability as well as new business pricing at the unit, segment and customer levels. Tracking portfolios and customers with profitability below the minimum target. Coordinating and promoting the bank’s asset mobilization plan (e.g. securitizations, guarantees, sales);
•preparing internal capital reports, and reports for the supervisory authorities and the market (ICAAP, Pillar 3 reports and stress tests); and
•planning and managing other loss-absorbing instruments (MREL and TLAC).
Santander's capital function comprises three levels:

Regulatory capital
The first step in managing regulatory capital is to analyse the capital base, the capital adequacy ratios under the current regulatory criteria and the scenarios used in capital planning to make the capital structure as efficient as possible, both in terms of costs and compliance with regulatory requirements and out internal capital targets. Active capital management includes strategies for allocation and efficient use of capital, securitizations, asset sales and issuances of equity instruments (hybrid equity instruments and subordinated debt).

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The main measures we took in 2023 were:
Issuances of capital hybrid and other loss-absorbing instruments
In 2023, Banco Santander, S.A. issued EUR 5.7 billion in hybrid instruments including EUR 3.4 billion in Tier 2 subordinated debt and EUR 2.3 billion in contingently convertible preferred shares (CoCos). The CoCo issuances aim to replace a EUR 1.0 billion AT1 issuance that was amortized early in December 2023 and a EUR 1.1 billion AT1 issuance amortized early in February 2024.
Additionally, Banco Santander, S.A. issued EUR 3.2 billion in senior non-preferred debt.
Dividends and shareholder remuneration
With regard to the 2023 results, the board followed a policy of allocating 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items) to shareholder remuneration, distributed as approximately 50% in cash dividends and 50% in share buybacks.
•Interim remuneration. On 26 September 2023, the board resolved to:
•Pay an interim cash dividend against the 2023 results of EUR 8.10 cents per share entitled to the dividend (equivalent to approximately 25% of said Group's reported profit in H1’23); it was paid from 2 November 2023.
•Execute the First 2023 Buyback Programme worth up to EUR 1,310 million (equivalent to approximately 25% of said Group reported profit in H1’23). See 'First 2023 Buyback Programme' in the 'Corporate Governance' chapter.
•Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024 the board of directors resolved to:
•Submit a resolution at the 2024 AGM to approve a final cash dividend in the gross amount of EUR 9.50 cents per share entitled to dividends. If approved at the AGM, the dividend would be payable from 2 May 2024.
•Implement the Second 2023 Buyback Programme worth EUR 1,459 million, for which the appropriate regulatory authorization has been obtained, the execution of which will begin from 20 February 2024. For more details, see 'Second 2023 Buyback Programme' in the 'Corporate Governance' chapter.
Once the above-mentioned actions are completed, total shareholder remuneration for 2023 will total EUR 5,538 million (approximately 50% of the Group reported profit -excluding non-cash, non-capital ratios impact items- in 2023), distributed as approximately 50% in cash dividends (EUR 2,769 million) and 50% in share buybacks (EUR 2,769 million). For more details, see section 3.3 'Dividends and shareholder remuneration' in the 'Corporate Governance' chapter.
Strengthening our active capital management culture
We continue to focus on disciplined capital allocation and shareholder remuneration and on achieving our 2024 fully-loaded CET1 target of remaining above 12%.
Continuous improvement of our capital ratios reflects our profitable growth strategy and a culture of active capital management at all levels.
The Capital and Profitability Management team is in charge of our capital analysis, adequacy and management, coordination with subsidiaries on all matters related to capital and monitoring and measuring returns.
Every country and business unit has drawn up individual capital plans that focus on maximizing the return on equity.
Santander places high value on its long-term sustainability and the efficient use of capital in the incentives of the Group's main executives. We considered certain aspects relating to capital management and returns when setting senior managers' 2023 variable remuneration:
•Metrics include return on tangible equity (RoTE) and other relevant capital metrics (capital generation or CET1).
•Qualitative adjustments considered included efficient management of solvency metrics, operational risk management, risk appetite, sustainability and strength of results and effective cost management.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Fully-loaded CET1 ratioA
%

Regulatory phased-in CET1 ratioB
%
12.5	12.2	12.3

Main capital data and solvency ratios
EUR million
	Fully loaded		Phased-in B
	2023	2022	2023	2022
Common equity (CET1)	76,448	73,390	76,741	74,202
Tier1 (T1)	85,450	82,221	85,742	83,033
Eligible capital	101,747	96,373	102,240	97,392
Risk-weighted assets	623,652	609,702	623,731	609,266
CET1 capital ratio	12.3%	12.0%	12.3%	12.2%
T1 capital ratio	13.7%	13.5%	13.7%	13.6%
Total capital ratio	16.3%	15.8%	16.4%	16.0%
Leverage ratio	4.68%	4.70%	4.69%	4.74%

A. The 2021 fully-loaded CET1 ratio includes a charge related to corporate transactions that were pending approval at year end (-0.16 pp).
B. The phased-in ratios include the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.

Fully-loaded capital ratios in 2023
The fully-loaded CET1 ratio was 12.3% if we do not apply the transitory IFRS 9 provisions or the subsequent amendments introduced by Regulation 2020/873 of the European Union.
In the year, we organically generated 119 bps of capital, supported by profit growth. We recorded an impact of 44 bps related to cash dividend accrual and another 36 bps for the First 2023 Share Buyback Programme, representing a net generation of 39 bps in 2023.
Additionally, there was a 9 bp positive impact, mainly relating to regulatory and FX movements.
However, this was partially offset by a -26 bp charge relating to the second 2023 share buyback programme in accordance with the EBA's Q&A 2023_6887 on the deduction of share buybacks included in distribution policies.
The fully-loaded leverage ratio stood at 4.68%.

Fully-loaded CET1 ratio in 2023
%
1.The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Regulatory capital ratios (phased-in)
The phased-in ratios are calculated by applying the CRR transitory schedules.
On a consolidated basis, the minimum levels required by the European Central Bank in 2023 were 9.26% for the CET1 ratio and 13.45% for the total capital ratio.
Our capital requirements increased in 2023, mainly due to the continued increase of countercyclical buffer requirements by the competent authorities in the countries in which we operate (+0.19 pp).
At year-end, the phased-in CET1 ratio was 12.30%, resulting in a CET1 management buffer of 305 bps. This shows our ability to generate capital organically, our solid position to be able to pay dividends and our strong capital management.
The total phased-in capital ratio was 16.39%. Taking into account the shortfall in AT1, Santander exceeded the 2023 minimum regulatory requirements (i.e. distance to the maximum distributable amount - MDA) by 269 bps.
The phased-in leverage ratio stood at 4.69%.

13.45%
2.40%
T2
1.80%
AT1
0.37%
CCyB A
1.00%
G-SIB B
2.50%
CCoB C
0.89%
Pillar 2 R
4.50%
Min. Pillar 1
CET1
9.26%
Regulatory requirements
16.39%
2.64%
T2
1.44%
AT1
12.30%
CET1
Regulatory ratios 2023 (phased-in)

A. Countercyclical buffer.
B. Global systemically important banks (G-SIB) buffer.
C. Capital conservation buffer.

With effect from 1 January 2024, the ECB revised Banco Santander, S.A.'s P2R requirement, establishing a minimum of 1.74% on a consolidated basis. This is a 0.16 pp increase compared to the 2023 requirements (of which, 0.15 pp are due to a methodological change). 0.98 percentage points of the P2R requirement must be covered with CET1 and the rest between AT1 and tier 2.
Institutions must hold capital at the consolidated level for the higher of the G-SIB and D-SIB requirements. In 2023, they were both set at 1%, however Banco de España informed the Group that its D-SIB buffer would increase from 1.00% to 1.25% from 1 January 2024.

Regulatory capital (phased-in). Flow statement
EUR million
2023
Capital Core Tier 1 (CET 1)
Starting amount (31/12/2022)	74,202
Shares issued in the year and share premium	(2,205)
Treasury shares and own shares financed	(2,787)
Reserves	(1,209)
Attributable profit net of dividends	8,307
Other retained earnings	2,400
Minority interests	(518)
Decrease/(increase) in goodwill and other intangible assets	(38)
Other	(1,412)
Ending amount (31/12/2023)	76,741
Additional Capital Tier 1 (AT1)
Starting amount (31/12/2022)	8,831
AT1 eligible instruments	117
AT1 excesses - subsidiaries	54
Residual value of intangible assets	—
Deductions	—
Ending amount (31/12/2023)	9,002
Capital Tier 2 (T2)
Starting amount (31/12/2022)	14,359
T2 eligible instruments	2,331
Generic funds and surplus loan-loss provisions-IRB	76
T2 excesses - subsidiaries	(269)
Deductions	—
Ending amount (31/12/2023)	16,497
Deductions from total capital	—
Total capital ending amount (31/12/2023)	102,240

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

These tables show the total risk-weighted assets (comprising the denominator of capital requirements based on risk) as well as their distribution by geographic segment.

Risk-weighted assets (phased-in CRR, phased-in IFRS 9)
EUR million
	RWAs		Minimum capital requirements
	2023	2022	2023
Credit risk (excluding CCR) A	515,238	507,775	41,219
Of which: standardized approach (SA)	285,728	274,922	22,858
Of which: the foundation IRB (FIRB) approach	56,913	11,759	4,553
Of which: slotting approach B	14,123	14,509	1,130
Of which: equities under the simple risk-weighted approach	3,603	2,828	288
Of which: the advanced IRB (AIRB) approach	138,204	188,442	11,056
Counterparty credit risk (CCR)	13,593	13,096	1,087
Of which: standardized approach	10,150	9,493	812
Of which: internal model method (IMM)	—	—	—
Of which: exposures to a CCP	324	278	26
Of which: credit valuation adjustment (CVA)	680	1,097	54
Of which: other CCR	2,439	2,229	195
Settlement risk	4	4	0
Securitization exposure in the banking book (after the cap)	11,419	9,898	914
Of which: SEC-IRBA approach	4,275	4,471	342
Of which: SEC-ERBA approach	2,257	2,156	181
Of which: SEC-SA approach B	4,887	3,270	391
Of which: 1250% deduction C	—	—	—
Position, foreign exchange and commodities risks (Market risk)	16,454	15,791	1,316
Of which: standardized approach	9,166	7,521	733
Of which: internal model approach (IMA)	7,288	8,270	583
Large exposures	—	—	—
Operational risk	67,022	62,702	5,362
Of which: basic indicator approach	—	—	—
Of which: standardized approach	67,022	62,702	5,362
Of which: advanced measurement approach	—	—	—
Amounts below the thresholds for deduction	28,732	25,868	2,299
Total B	623,731	609,266	49,898

A.Includes equities under the PD/LGD approach.
B.For more detail see Pillar 3 report.
C.Information prepared following the recent update of the EBA (24.05.22,"ITS on institutions’ Pillar 3 public disclosures"). Banco Santander S.A. deducts from capital those securitisations that meet the deduction requirements, and therefore does not apply a 1,250% weighting to these exposures. This row does not include the EUR 5,475 million that would result from applying this weighting to these exposures.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

RWAs by geographical distribution (phased-in CRR, phased-in IFRS 9)
EUR billion
	TOTAL	EUROPE	o/w: Spain	o/w: United Kingdom	NORTH AMERICA	o/w: US	SOUTH AMERICA	o/w: Brazil
Credit risk (excluding CRR)	540	323	132	69	94	67	123	89
of which, standardised approach (SA)	290	122	36	19	74	56	94	65
of which, internal rating-based (IRB) approach	218	172	74	46	18	9	28	23
of which, equity and DTAs	19	19	19	—	—	—	—	—
of which, securitizations A	11	9	2	3	2	2	0	0
of which, rest	1	1	0	—	0	—	—	—
Market risk	16	12	11	0	2	1	3	1
Operational risk	67	35	14	7	16	11	16	10
Total	624	369	157	77	112	80	142	100

Note: Breakdown according to debtor’s residency, except operational risk (management criteria). Counterparty RWAs are included in the IRB/STD approaches.
A. It does not include 1250% deductions.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

This table presents the main changes to capital requirements by credit risk:

Credit risk capital movements A
EUR million
	RWAs	Capital requirements
Starting amount (31/12/2022)	529,401	42,352
Asset size	14,247	1,140
Asset quality	(2,091)	(167)
Model updates	(13)	(1)
Regulatory	—	—
Acquisitions and disposals	—	—
Foreign exchange movements	(2,297)	(184)
Other	—	—
Ending amount (31/12/2023)	539,247	43,140
A. Includes capital requirements from equity, securitizations and counterparty risk (excluding CVA and CCP).
Credit risk RWAs increased EUR 9,846 million in 2023. If we isolate the exchange rate effect (due to the depreciation of the Argentine peso, the US dollar and the Chilean peso partially offset by the appreciation of the Brazilian real and the Mexican peso), RWAs increased EUR 12,143 million. This is mainly due to asset size (EUR 14,247 million), driven by greater business volumes particularly in DCB and South America which were partially offset by securitizations during the year (EUR 15,371 million). Additionally, there was a decrease in RWAs related to credit quality performance (-EUR 2,091 million).
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
Our economic capital model measurements cover all significant risks incurred in our activity (concentration risk, structural interest rate risk (ALM), business risk, pensions risk, deferred tax assets (DTAs), goodwill and others that are beyond the scope of regulatory Pillar 1). It also considers diversification, which is key to determining and understanding our risk profile and solvency in view of our multinational operations and businesses.
Our total risk and related economic capital are less than the sum of the risk and capital of all individual units combined. Because our business spans several countries in a structure of separate legal entities with different customer and product segments and risk types, our earnings are less vulnerable to adverse situations for any given market, portfolio, customer type or risk. Despite increasing economic globalization, economic cycles and their impact differ by country. Groups with a global presence tend to have more stable results and are more resistant to market or portfolio crises, which translates into lower risk.
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
Regarding Basel Pillar 2, we use our economic model for the internal capital adequacy assessment process (ICAAP). We plan business progression and capital needs under a baseline scenario and alternative stress scenarios to make sure we meet our solvency objectives, even in adverse scenarios.
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
Required economic capital in December 2023 amounted to EUR 74,721 million. Compared to the available economic capital base of EUR 94,228 million, this implies a capital surplus of EUR 19,507 million.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Reconciliation of economic and regulatory capital
EUR million
	2023	2022
Net capital and issuance premiums	49,618	54,610
Reserves and retained profits	76,841	67,978
Valuation adjustments	(34,484)	(35,068)
Minority interests	6,908	7,426
Prudential filters	(669)	(708)
Other A	(3,986)	(2,522)
Base economic capital available	94,228	91,716
Deductions	(18,867)	(18,603)
Goodwill	(14,161)	(14,484)
Other intangible assets	(3,059)	(2,698)
DTAs	(1,648)	(1,421)
Other	1,088	237
Base regulatory (FL CET1) capital available	76,448	73,350

Base economic capital available	94,228	91,716
Economic capital required B	74,721	70,900
Capital surplus	19,507	20,816

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
RoRAC and Economic Value Added
One of the Group's primary priorities is to manage capital by ensuring that we make a cost-effective allocation of capital in all our activities.
Our strategy includes investing capital in markets and portfolios with the highest returns on capital, ensuring strong and sustainable shareholder value creation. Metrics such as RoTE, RoRWA and RoRAC are part of approvals and monitoring policies. These metrics help us compare the return on operations, customers, portfolios and businesses on a like-for-like basis. We can identify what is obtaining a risk-adjusted return higher than its cost of capital and thus align risk and business management to maximize economic value added (EVA).
We regularly assess the level and progression of EVA across the Group, both from a regulatory and economic capital point of view. EVA is the profit generated above the cost of capital employed.

The minimum return on capital a transaction must obtain is determined by the cost of capital (i.e. the minimum compensation required by shareholders). We calculate it by adding the premium shareholders demand to invest in Santander to the risk-free return. The premium depends essentially on the degree of volatility in our share price with respect to market performance. Santander's cost of capital in 2023 was 11.2% (in line with 2022).
On top of reviewing the cost of capital every year, we also estimate a cost of capital for each business unit based on its features (under the philosophy that subsidiaries manage capital and liquidity autonomously) to determine whether each business is capable of creating value on a standalone basis.
This table shows economic value added and RoRAC of the Group’s main geographical segments at the end of December 2023.

Economic Value AddedA and RoRAC
EUR million
	2023		2022
Main segments	RoRAC	EVA	RoRAC	EVA
Europe	24.1%	3,169	15.5%	1,082
North America	18.8%	886	23.4%	1,418
South America	19.0%	(45)	23.4%	966
Digital Consumer Bank	23.2%	788	26.5%	974
Total Group	15.3%	3,285	14.0%	2,146
Note: The 2022 economic capital requirements in this table have been recalculated based on the 2023 methodology to facilitate their comparison.
A. The economic value added is calculated with the cost of capital of each unit. The Group’s total RoRAC includes the operating units and the Corporate Centre, reflecting the Group's economic capital and its return.
Additionally, we also internally use a Shareholder Value Added (SVA) view which adjusts components that affect shareholder value creation but are not reflected in results.
Identifying and managing businesses with low profitability is part of the Group's capital optimization process. We dynamically target and actively monitor customers, portfolios and markets with attractive returns on capital.
To ensure improved profitability and maximize capital productivity, we must focus on capital efficiency from origination. Pricing is an objective process based on the characteristics of the transaction, product, borrower, segment and market. Furthermore, it should ensure that the price exceeds a minimum threshold covering at least funding, operating, credit and capital costs, as well as an additional spread that takes into account demand sensitivity to prices and value generation. Therefore, pricing should aim to maximize profitability, with positive EVA for every transaction, customer and/or portfolio, and ensure compliance with minimum return on capital targets.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Santander has granular approvals tools for the CIB and corporate segments which it uses to calculate the return on both regulatory and economic capital (RoRWA and RoRAC) and determine appropriate pricing. For retail segments, tools are locally developed by the units, tailoring them to the individual characteristics of each market. We also employ a granular tool to track returns on capital on a like-for-like basis between units.
Our approvals tools enable us to identify and justify any new loans with a pricing below the minimum threshold and our monitoring tools enable us to identify operations with profitability below the cost of capital, thereby recurrently destroying value. To try to ensure that all customer relationships add value, we regularly monitor and actively manage low performing customers through specific action plans.
Both approvals and profitability monitoring have a robust approval and review governance which i) ensures the consideration of minimum pricing thresholds are properly integrated into capital processes, ii) establishes a timely scaling/authorizing process and iii) that detailed follow-ups are carried out for operations approved below the minimum threshold.

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

This structure supports the ultimate objective of capital planning, by making it an important strategic component that:
•ensures current and future solvency, even in adverse economic scenarios;
•facilitates communication with the market and supervisors;
•ensures comprehensive capital management, analyses specific effects and integrates them into strategic planning;
•enables a more efficient use of capital; and
•helps formulate our capital management strategy.
Senior managers are fully involved in and closely oversee capital planning under a framework that ensures proper governance and is subject to the robust challenge, review and analysis.
In capital planning and stress analysis exercises, calculating the required provisions under stress scenarios is key, especially to cover losses on credit portfolios. It is particularly important for income statement forecasts under adverse scenarios.
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
We have undergone nine external stress tests since the beginning of the economic crisis in 2008. Every test proved our strength and solvency in the most extreme and severe macroeconomic scenarios showing that, owing to our business model and geographic diversification, we would still be capable of generating a profit for shareholders while satisfying the most demanding regulatory requirements.
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2023 EBA stress test
In late July, the European Banking Authority (EBA) published the results of its 2023 EU-wide stress test, which involved the main banks from the EU.
This exercise assesses the resilience of these banks' main balance sheet and income statement items under two different macroeconomic scenarios (baseline and adverse).
Balance sheets at the end of 2022 were used as a starting point and the expected behaviour of business models was compared in order to gauge the expected losses and the ability of the balance sheet to withstand such losses without requiring external support.
As with previous exercises, there was no minimum capital threshold to meet. However, the results were taken into account when determining the SREP requirements.
The baseline scenario assumes the most likely economic performance according to the models used by the supervisor. On the other hand, the very unlikely adverse scenario assumes a severe deterioration in both macroeconomic and global financial market conditions.
This year, the scenarios used to project the evolution of the Group's main businesses were as follows:

Gross Domestic Product (GDP)
Change (%)

	Spain		UK		US		Mexico		Brazil		Chile
	2023	2023-25	2023	2023-25	2023	2023-25	2023	2023-25	2023	2023-25	2023	2023-25
Baseline scenario	1.3	6.1	0.3	3.2	1.0	4.0	1.2	5.1	1.0	4.9	-1.0	3.3
Adverse scenario	-2.6	-5.4	-4.8	-8.5	-5.7	-4.5	-4.6	-6.8	-4.0	-5.5	-7.0	-7.9
According to the results obtained in this stress test, under the adverse scenario Santander would destroy 170 bps of fully-loaded CET1 capital, the best result among peers who destroyed on average 418 bps. The average of European banking system was 459 bps.
This implies that, in absolute terms, the Group at the end of the stressed horizon, would have a fully-loaded CET1 ratio 30 bps better than the average of its European peers.

Even in the adverse scenario, the cumulative projections of the Group's income statement show a profit of EUR 6,582 million, well above our peers and the system, which, on average, resulted in losses of EUR 3,129 million and EUR 1,404 million, respectively.

Fully-loaded CET1 ratio 2025 vs 2022	Profit after tax (accumulated 3 years)
Adverse scenario. Basis points	Adverse scenario. EUR million

Santander
6,582
P1
1,844
P2
1,173
P3
898
P4
-1,239
P5
-2,564
P6
-3,810
P7
-5,036
P8
-8,157
P9
-10,194
P10
-13,916
-3,129
-1,404

Peer average	System

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Total Loss-Absorbing Capacity (TLAC) and Minimum Requirement for own funds and Eligible Liabilities (MREL)
In November 2015, the FSB published the TLAC term sheet based on the previously published principles for crisis management frameworks. It aims to ensure global systemically important banks (G-SIBs) will have the capacity to absorb losses and recapitalize as required to maintain critical functions during and immediately after resolution proceedings without compromising public funds or financial stability.
From 1 January 2022, the TLAC term sheet requires each G-SIB to have an individually set minimum TLAC level that is the greater of 18% of risk-weighted assets and 6.75% of the Basel III Tier 1 leverage ratio exposure.
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
The CRR 2, which came into force in June 2019, dictates the 18% minimum requirement for G-SIBs as set in the TLAC term sheet. It must be made up of subordinated liabilities (with the exception of a percentage of senior debt of maximum of 3.5%, with the resolution authority's authorization).
As of 31 December 2023, the TLAC of the resolution group headed by Banco Santander, S.A. stood at 26.7% of risk-weighted assets and 9.2% of the leverage ratio exposure.
The BRRD 2 was transposed into law in Spain in 2021.
G-SIBs also have a Pillar 2 requirement in addition to the minimum CRR requirement, owing to the MREL methodology in the BRRD 2.
In May 2023, Banco de España formally communicated the (binding) MREL requirement for the Banco Santander, S.A. Resolution Group (sub-consolidated), which needed be met from 1 January 2024. It was set at the highest of 29.81% of the Resolution Group’s RWAs1 and 11.51% of the Resolution Group’s leverage ratio exposure, based on 31 December 2021 data.
As of 31 December 2023, Banco Santander, S.A. met its MREL requirements, having issued eligible instruments during the year, specifically 38.0% of RWAs and 16.3% of the leverage ratio exposure.
Of the total MREL requirement, a minimum subordination level was fixed as the highest of 10.27% of RWAs and 6.13% of the leverage ratio exposure. However, the Resolution Group headed by Banco Santander, S.A.'s minimum subordination is determined by TLAC, not by MREL, as the TLAC subordination requirement is greater. In December 2023, the MREL subordinated figures of the Resolution Group headed by Banco Santander, S.A. were 32.2% and 13.8%, respectively.

TLAC 2023	MREL 2023
%	%

26.7%
Req. 2023
18% +
CBR 3.81% A
9.2%
Req. 2023
6.75%
% RWA
% LRE

38.0%
Req. 2023
29.81%
+ CBR 3.81% A
16.3%
Req. 2023
11.51%
% RWA
% LRE

A.CBR: Combined Buffer Requirement, comprising a capital conservation buffer (2.5%), a G-SII buffer (1%) and a countercyclical capital buffer (0.31%).

1. When the requirement is set in terms of RWAs, the CET1 used to cover the combined capital buffers cannot be used to comply with the MREL requirement at the same time.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3.6 Special situations and resolution
Corporate special situations and resolution framework, crisis management, recovery and resolution planning
This section summarizes the main developments in the year relating to preparing and strengthening mechanisms for a potential crisis, recovery plans and preparing and executing initiatives to improve resolvability plans.
Corporate framework for special situations and resolution
The framework enables our units to aggregate and clearly interpret the various mechanisms for monitoring, escalating and managing both financial and non-financial events as well as governance. It helps link the action plans (e.g. contingency plans, business continuity plans, recovery plan) to be executed in each phase.
We base crisis governance on a collective decision-making model that is organized into and operated under severity levels to facilitate flexibility and sequential decision-making. For instance, in the most severe stages of a hypothetical crisis, the 'Gold committee', composed of the Group’s top executives supported by the 'Silver forum' and other specialist 'Bronze teams', would be the leading decision-making body.
The framework aims to encourage the sharing of best practices across the Group and continuous collaboration between subsidiaries and corporate teams (including coordination in the recovery and resolution planning phases) to continue to develop our management and control model in the most effective way.
Two of Santander's key processes are the recovery plan and the bail-in playbook, which describes the resolution tool's execution.
Crisis management
Apart from the management of more local incidents, several events were closely monitored in 2023: the regional banking crisis in the US, the Credit Suisse intervention, several geopolitical and macroeconomic episodes (such as the war in Ukraine, elections in Argentina, armed conflict in the Middle East, monetary policy in Poland, etc.), natural disasters (e.g. Hurricane Otis in Mexico, earthquakes in Morocco and Turkey, etc.) and various cyber-security related incidents (e.g. ICBC cyber-attack).
We believe these events are idiosyncratic, particularly in the case of the regional banking crisis in the US or the Credit Suisse intervention, and conclusions should not be extrapolated to the rest of the financial system. However, the banking industry and the competent authorities highlighted certain general lessons. These include: (i) the comprehensive, forward-looking and early warning view of possible threats, (ii) the importance of crisis communication, (iii) the need for implementing crisis management governance while ensuring proper supervision/coordination mechanisms in international groups, and (iv) the need for maintaining proper crisis recovery strategies and measures, particularly with regards to liquidity.
Despite these conditions, Grupo Santander's crisis management model once again proved its robustness, highlighting two fundamental aspects for a group such as ours:
•Coordination with subsidiaries, as cooperation between the Group's different units proved to be a strength in times of crisis, through crisis governance bodies (e.g. global Silver Forum), the regular issuance of corporate guidelines and the Group's participation in the preparation and execution of simulation exercises.
•Early incident management, given the Bronze teams were able to provide a rapid and proactive response to very different critical events.
To further strengthen our crisis management model, we implemented several initiatives. In particular, we:
•introduced greater flexibility into the decision-making process (e.g. quorums of crisis management bodies);
•simplified escalation processes for both financial and non-financial events; and
•strengthened response operationalization to crisis events (e.g. development of playbooks); particularly in communication with customers and regulators.
Despite the challenges faced in 2023, we have shown that we have the right tools to appropriately respond to a wide range of potential crises. However, given the complexity of the current environment and the potential threats facing the banking industry, we remain committed to further strengthening our crisis management mechanisms and instruments.
Recovery plans
Context. Santander drew up its fourteenth corporate recovery plan in 2023. It sets out measures we have at our disposal to survive a very severe crisis without extraordinary public aid, in accordance with article 5.3 of the BRRD.
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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Progress in 2023. In December 2022, the EBA published a consultation on its new "Guidelines on total resilience in recovery plans" draft. The most important changes include incorporating more severe scenarios that reach the near-default point and dynamically calculating resilience starting from the moment an indicator breach activates the plan. In May 2023, the ECB requested we apply these guidelines in the annual plan, even though the final version was not published until July and, therefore, not yet in force at the end of 2023 (as three months had not passed since its publication in all official EU languages). Volatility in the markets in the first quarter of 2023 (banking crisis in the US and the collapse of Credit Suisse) required special attention to liquidity resilience and the need for institutions to ensure that they have sufficient measures in place that can be implemented in a short period of time. The ECB also requested simulations to ensure the operational feasibility of various recovery options.
Like every year, the document fully covered all of the ECB’s recommendations, including:
•new forward-looking indicators to meet the EBA's Guidelines on recovery plan indicators under Article 9 of Directive 2014/59/EU, published in November 2021;
•more extreme scenarios so that all scenarios reach a near-default point according to new guidelines;
•greater detail regarding execution of all measures;
•calculations of total recovery capabilities for LCR and NSFR indicators in liquidity scenarios and for capital indicators (CET1, Total Capital Ratio and Leverage Ratio); and
•new recovery measures.
The key takeaways from our review of the 2023 corporate plan were:
•no material interdependencies between main subsidiaries;
•ample recovery capacity in all scenarios through available measures. Our geographically diversified model is a great asset from a recovery standpoint;
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
These factors prove our business model and geographic diversification strategy would remain firm in a recovery situation.
Regulation and governance. Santander’s recovery plan complies with EU regulations and follows the non-binding recommendations of the Financial Stability Board (FSB) and other international bodies.
We submitted our latest plan to the Single Supervisory Mechanism in October 2023; the EBA has six months to make formal considerations.
Santander's recovery plan comprises the corporate plan (Banco Santander, S.A.) and local plans for the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Portugal, Norway and a recovery plan summary for Santander Bank Polska S.A. and Santander Consumer Bank S.A. -Poland- (as required). All subsidiaries (except Santander Chile) must draw up a local plan in compliance with local regulations and corporate requirements.
Though the board of Banco Santander, S.A. approves the corporate plan, relevant content and figures are submitted to and discussed by the Silver forum, Gold committee, risk control committee and the risk supervision, regulation and compliance committee beforehand. Local plans are approved by local bodies in coordination with the Group (as they are included in the corporate plan).
Resolution plans
The relevant authorities prepare the resolution plans and Santander cooperates with them, providing all information they request1. The members of the Crisis Management Group (CMG) upheld their decision on our Multiple Point of Entry (MPE) strategy to be used in a hypothetical resolution.
This strategy is consistent with our legal and business structure, which is organized into 11 resolution2 groups that can be resolved independently without involving other parts of the organization, given the low level of interconnection.
Meetings with the Single Resolution Board (SRB) and its working priorities letters confirmed that there are no substantial impediments to Banco Santander, S.A.’s resolvability, achieving the target set for December 2023 by the SRB. This was communicated through a high-level meeting with the CEO in October, where a heat map was presented showing that we meet all resolvability dimensions. Despite this, the SRB highlighted the need to continue to work on resolvability and meet the targets set for the new resolution planning cycle starting in 2024, which focus on the operationalization of the resolution tool.
The resolution group headed by Banco Santander, S.A. underwent a deep-dive on the potential separability of one of its subsidiaries. The preliminary conclusion of this analysis was positive.
In 2023, we prepared the multi-annual work plan to continue to meet the resolution planning requirements. Banco Santander, S.A.’s board of directors approved it in January 2024, prior to its definitive submission to the SRB and in which the following actions, among others, were defined:
1.With the exception of the US, where individual entities draw up their own resolution plans.
2.In 2023, the SRB approved the integration of the Santander Totta (Portugal) resolution group into the resolution group headed by Banco Santander, S.A. creating a new resolution group called Banking Union, hence going from 12 resolution groups to 11.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1) Conduct initial tests to measure capability to provide high quality data for resolution valuations
In previous years, Banco Santander, S.A. conducted a self-assessment of the capabilities of its information systems to provide valuation data to the SRB. The SRB asked us to carry out a real-time test in 2024 and share with them the resulting data for each of the relevant subsidiaries of Banco Santander, S.A. within the resolution group known as Banking Union.
2) Conduct a liquidity exercise based on the joint SRB-ECB liquidity report developed in October 2023
In October 2023, we presented a new liquidity report jointly required by the SRB and the ECB. In 2024, we will conduct a liquidity exercise aiming to strengthen our liquidity reporting capabilities during and after resolution. We will also need to take into account the SRB's comments on the 2023 liquidity exercise.
3) Demonstrate the separability of relevant subsidiaries in the resolution group headed by Banco Santander, S.A.
We will continue the work on separability, an area that was established as a priority for Santander in the last resolution planning cycle, and improve Santander's ability to implement transfer tools in the event of resolution by developing an advanced separability analysis report.
This analysis will identify potential obstacles and mitigating factors to ensure the subsidiaries' operational and business continuity if separated from the Group.
4) Test the internal recapitalization resolution tool and the internal loss transfer and recapitalization mechanism, together with information system capabilities
Given the results of the internal recapitalization testing exercises in previous years, Banco Santander is expected to continue to test its internal recapitalization preparation through a test focused on its information systems' capabilities, internal and external execution and communication, as described in the Bail-in Playbook. Testing should also include the internal loss transfer and recapitalization mechanism (ILTRM) in place.
We expect the next version of the recapitalization manual, to be completed in 2024, will meet all the requirements specified by the SRB based on the lessons learned from the tests. The subsidiaries required by the SRB are also expected to continue to develop and complete the ILTRM manuals.

5) Continue the work on Management Information Systems
We expect to complete all reporting manuals by 2024, including those required for the timely provision of accurate information for internal recapitalization and valuation datasets. In the update, we will incorporate lessons learned from the tests and comments from the SRB.
6) Guarantee operational continuity in resolution situations.
As in 2022, in 2023 we identified the essential services that support core business lines, as well as their operational assets and critical personnel. We also redrafted any service contracts that did not contain the operational continuity clause. We will continue this work stream in 2024.
We continued to work on making contingency plans for market infrastructure services more operational and executive.
We addressed the development of retention and succession plans.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4. Financial information
by segment

4.1 Description of segments during 2023
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business (see also note 52.c to the Santander financial statements).
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
During 2023, the segments were split by geographic area in which profits were earned or by type of business. We prepared the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group were applied.
In 2023, Santander maintained the criteria applied in 2022, with two exceptions:
•In the secondary segments: usual annual customer perimeter adjustment between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.
•In the Group's financial statements: as a result of the implementation from 1 January 2023 of the amendments to IFRS 17 (new general accounting standard for insurance contracts), the Group retrospectively performed a reclassification in the balance sheet to 'Liabilities under insurance or reinsurance contracts', related to the different treatment established by this new standard for the components of an insurance contract. This reclassification was made in the corresponding segments.

For comparison purposes, the 2022 data have been restated to include these changes.
In terms of the operating segment structure, the Group maintained the two levels of segmentation applied in 2022.
Primary segments
This primary level of segmentation, which was based on the Group’s management structure in 2023, comprised five reportable segments: four operating areas plus the Corporate Centre. The operating areas in 2023 were:
Europe: comprised all business activity carried out in the region, except that included in Digital Consumer Bank. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprised all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap).
South America: included all the financial activities carried out by Grupo Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Digital Consumer Bank: included Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and Open Digital Services (ODS).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Secondary segments
At this secondary level in 2023, Grupo Santander was structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance (WM&I) and PagoNxt.
Retail Banking: this segment covered all customer banking businesses, including consumer finance, except those of corporate banking which were managed through Santander Corporate & Investment Banking and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country were also included, conducted within the sphere of their respective assets and liabilities committees.
Santander Corporate & Investment Banking: this segment included global corporate banking, investment banking and markets worldwide including treasuries managed globally, as well as equity business.
Wealth Management & Insurance: included the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking) and the insurance business (Santander Insurance).
PagoNxt: this included digital payment solutions, providing global technology solutions for our banks and new customers in the open market. It was structured into four businesses: Merchant, International Trade, Payments and Consumer.
In addition to these operating units, both primary and secondary segments, the Group maintained the Corporate Centre, which included the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and shareholders’ equity via issuances.
As the Group’s holding entity, this area managed all capital and reserves and allocations of capital and liquidity with the other businesses. It did not incorporate the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.2 Summary of the Group's main business areas' income statements

2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Europe	15,910	4,399	21,439	12,409	8,195	5,482
Spain	6,641	2,699	10,132	5,905	3,399	2,371
United Kingdom	5,152	338	5,525	2,779	2,107	1,545
Portugal	1,465	464	1,982	1,440	1,314	896
Poland	2,543	589	3,182	2,320	1,392	674
Other	109	309	618	(35)	(17)	(3)
North America	10,159	2,192	13,174	6,708	2,837	2,354
US	5,742	766	7,209	3,531	863	932
Mexico	4,408	1,374	5,899	3,311	2,119	1,560
Other	8	52	66	(133)	(145)	(138)
South America	13,040	4,684	17,971	11,050	4,608	3,038
Brazil	9,116	3,462	13,104	8,574	2,911	1,921
Chile	1,383	572	2,285	1,265	951	582
Argentina	1,879	396	1,544	769	505	386
Other	662	254	1,038	441	241	150
Digital Consumer Bank	4,193	796	5,502	2,884	2,019	1,199
Corporate Centre	(41)	(13)	(439)	(829)	(961)	(998)
TOTAL GROUP	43,261	12,057	57,647	32,222	16,698	11,076

Secondary segments
Retail Banking	37,985	7,661	45,254	25,858	10,872	7,436
Corporate & Investment Banking	3,485	2,190	8,296	4,905	4,570	3,078
Wealth Management & Insurance	1,739	1,265	3,396	2,240	2,235	1,637
PagoNxt	93	954	1,140	49	(17)	(77)
Corporate Centre	(41)	(13)	(439)	(829)	(961)	(998)
TOTAL GROUP	43,261	12,057	57,647	32,222	16,698	11,076

Profit attributable to the parent distribution
Distribution A by primary segment. 2023
A. As a % of operating areas. Excluding the Corporate Centre.

Profit attributable to the parent. 2023
EUR million. % change YoY

Europe

North America

South America

Digital Consumer Bank	DCB

Global businesses

Var.	Var. B
+52%	+52%
+11%	+13%
+68%	+68%
+85%	+80%

-48%	-46%
+29%	+17%

-25%	-25%
-14%	-15%
+19%	+462%

-8%	-7%

+9%	+20%
+46%	+48%
-64%	-63%

B. Changes in constant euros.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2022
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Europe	12,565	4,493	18,030	9,507	5,482	3,810
Spain	4,539	2,818	8,233	4,236	2,079	1,560
United Kingdom	4,992	390	5,418	2,733	1,900	1,395
Portugal	747	484	1,295	793	775	534
Poland	1,976	528	2,474	1,782	789	364
Other	312	273	609	(38)	(61)	(42)
North America	9,705	1,958	12,316	6,445	3,790	2,878
US	6,140	771	7,623	4,025	2,261	1,784
Mexico	3,565	1,140	4,623	2,547	1,665	1,213
Other	—	47	70	(126)	(137)	(119)
South America	12,979	4,515	18,025	11,350	5,764	3,658
Brazil	8,901	3,296	12,910	8,730	4,055	2,544
Chile	1,772	468	2,449	1,468	1,062	677
Argentina	1,778	542	1,833	846	443	324
Other	527	210	832	306	205	112
Digital Consumer Bank	4,022	843	5,269	2,807	2,237	1,308
Corporate Centre	(652)	(19)	(1,487)	(1,858)	(2,022)	(2,049)
TOTAL GROUP	38,619	11,790	52,154	28,251	15,250	9,605

Secondary segments
Retail Banking	34,855	7,654	42,674	24,123	11,785	7,933
Corporate & Investment Banking	3,548	1,981	7,378	4,476	4,097	2,817
Wealth Management & Insurance	847	1,293	2,635	1,581	1,531	1,119
PagoNxt	22	881	953	(71)	(141)	(215)
Corporate Centre	(652)	(19)	(1,487)	(1,858)	(2,022)	(2,049)
TOTAL GROUP	38,619	11,790	52,154	28,251	15,250	9,605

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.3 Primary segments

EUROPE	Underlying attributable profit
EUR 5,482 mn

EXECUTIVE SUMMARY

Strategy	Business performance[1]	Results[1]

We remain focused on customer experience and service quality, and on making the structural changes needed to develop a common operating model for Europe	Our customer base grew 2% year-on-year. Loans decreased 6%, affected by higher interest rates. In customer funds, change of mix from demand to time deposits with double-digit growth in mutual funds	Underlying attributable profit rose 45% year-on-year underpinned by NII growth, significant efficiency gains (despite inflation) and controlled cost of risk

1. In constant euros.
Strategy
Our aim is to create a better bank in Europe, that our customers and employees will feel a close connection with and to deliver sustainable value to shareholders and society. We aim to:
•Improve our customer experience by making headway with our omnichannel strategy and adding value to our customer interactions, towards our vision of becoming a digital bank with branches.
•Grow our business, supported by the best Group assets and leveraging our unique position, as a result of our scale and geographical diversification.
•Increase efficiency by implementing a common operating model based on simplification, exploiting the Group's global scale through common platforms and services and becoming a more agile organization.
•Maximize business value and sustainable growth focused on capital-efficient opportunities and risk management.
We expect to improve performance, profitability and efficiency, while strengthening customer experience.
In 2023, we consolidated our transformation by providing more than 16 million customers with access to our common app (full migration in Poland and available in the UK), by making the shared services operating model more robust and, by increasing our ambition to work together with the launch of a new digital value proposition for sole traders. As a result of these actions, we achieved:
•sustainable business growth, increasing customer loyalty;
•efficient price and balance sheet management in a higher interest rate environment;
•strong cost discipline, which led to a better efficiency ratio, despite the inflationary environment;
•solid risk management which enabled us to keep the cost of risk under control; and
•greater shareholder value, with an RoTE of 14.5% (up from 9.3% in 2022).

Europe. Customers

Total customers	Thousands	46,293	15,023	22,481	2,908	5,877
	YoY	+2%	+5%	0%	-1%	+3%

Active customers	Thousands	28,538	8,367	13,864	1,838	4,465
	YoY	+1%	+7%	-1%	+3%	+3%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Strategy by country in 2023:

Spain
In 2023, we maintained our customer-centric strategy: attracting more customers, increasing their loyalty and creating more profitable relationships that enable us to generate sustainable value for shareholders and society. In this regard:
•We increased our customer base (+700 thousand), both in individuals and businesses. We doubled the growth rate in loyal customers compared to 2022, leading the market in capturing transactionality with relevant market share gains in both payroll and PoS.
•We continued to improve our customer experience, shifting towards simple, end-to-end digital and omni-channel processes, with a data-driven commercial strategy, increasing hyper-personalization, so that we can improve services efficiently.
•We maintained our active and forward-looking risk management by reducing provisions in a complex macroeconomic environment, keeping the cost of risk stable.
As a result of our work during the year, we achieved record results with 64% growth year-on-year in profit before tax, driven by the growth in the customer base and good price and balance sheet management, making the most of higher interest rates. We were named Bank of the Year 2023 in Spain by The Banker, an award that recognizes our #ObsesionXElCliente strategy and the transformation process underway.

United Kingdom
We continued to help and support our customers face the pressures of the current economic environment, offering the right products and services as well as supporting them with their finances when they need it. Our strategy delivers strong liquidity, funding and capital with a prudent approach to risk. In 2023:
•we provided competitive products for savers, including an easy access savings account, and helped home owners struggling with higher interest rates;
•customer loans and deposits decreased in line with the market and we maintained pricing discipline; and
•our clear strategy and prudent approach to risk enabled us to continue to support our customers through current and future economic challenges.

Portugal
During 2023, we continued to execute our commercial and digital transformation strategy, focused on selective growth, service quality and profitability, which enabled us to grow in loyal and digital customers.
•Activity reflected a higher interest rate environment, with household and corporate deleveraging and lower loan demand.
•We continued to deliver great customer experience, both for individuals and businesses, remaining in the top 3 for NPS in both segments.
•Santander was named Best Bank in Portugal 2023 by Euromoney and Global Finance, and Best Retail Bank by World Finance, in recognition of our top customer service, innovation and dynamism in the market.

Poland
In 2023, we continued to work primarily on improving employee and customer experience. We also worked to increase the digital accessibility of our products and services, and improve our sales and aftersales processes:
•We met our NPS target by achieving a significantly higher score.
•We were the first bank in Poland to receive the prestigious Great Place to Work certification.
•We were among the top 3 banks in the Polish market in terms of NPS.
•We won the Golden Bank award and were third in the best multichannel service quality category. We were also awarded for our personal account, cash loans and payment card. Additionally, Santander was named Best Bank in Poland in the Awards for Excellence category, and Best Bank for SMEs in Poland by Euromoney.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Business performance
In 2023, we focused on continuing to grow our customer base, both total and active, as well as improving revenue per customer. We also continued to develop our digitalization and customer loyalty programmes to ensure sustainable future growth.
As a result of our active credit risk management and capital allocation, loans and advances to customers declined 4% year-on-year. Minus reverse repurchase agreements and in constant euros, they decreased 6% year-on-year, across all segments, particularly in mortgages due to prepayments as customers increasingly look to reduce indebtedness given the interest rate environment.
Customer deposits remained flat compared to 2022. Minus repurchase agreements and in constant euros, they fell 2%, with a notable change in product mix towards time deposits. Also, mutual funds increased 12%, driven by the improvement in business dynamics and market recovery.

Europe. 2023 business performance
EUR billion and YoY % change in constant euros

552	-6%	725	-1%

Gross loans and advances to customers minus reverse repos	Customer deposits minus repos + mutual funds
Results
Attributable profit was EUR 5,482 million (45% of the Group's total operating areas), up 44% year-on-year. In constant euros, profit rose 45%, as follows:
•Total income increased 19% mainly driven by net interest income, which increased 27% due to the good price and balance sheet management in a context of higher interest rates. Gains on financial transactions increased 26% driven by greater activity and growth in CIB.
•Net operating income rose 31%, driven by strict control in administrative expenses and amortizations, keeping growth below inflation even as we continued to invest in transformation to improve efficiency in the future,
•Net loan-loss provisions increased 5% mainly driven by Swiss franc mortgage charges in Poland, but were partially offset by the positive performance in Spain and the UK.
•Other gains (losses) and provisions remained flat, despite the temporary levy on revenue earned in Spain and other charges related to operational risk and portfolio sales.

Europe. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	21,439	18,030	+19	+19
Expenses	(9,030)	(8,523)	+6	+6
Net operating income	12,409	9,507	+31	+31
LLPs	(2,533)	(2,396)	+6	+5
PBT	8,195	5,482	+50	+50
Attributable profit	5,482	3,810	+44	+45
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Spain	Underlying attributable profit
	EUR 2,371	mn
Business performance
2023 was marked by a complex and highly uncertain environment that accelerated the deleveraging of the economy. In this context, our priority was to remain close to our customers, reflected in 28 consecutive months of net growth in active customers.
In Retail Banking, we continued to grow in short-term funding, while demand for long-term funding decreased in the year, impacted by the environment of rising interest rates and inflation. However, in the fourth quarter, new business rebounded, mainly in corporates and mortgages. We continued to gain market share in payrolls and PoS and in CIB, we consolidated our leadership in the main league tables.
Loans and advances to customers fell 7% year-on-year. In gross terms and excluding reverse repurchase agreements, they decreased 8%.
Customer deposits fell 2% year-on-year. Minus repurchase agreements, they decreased 4%, with a change of mix towards time deposits. In addition, we led the market in mutual funds, with 8% growth year-on-year.
Results
Attributable profit for the year totalled EUR 2,371 million (20% of the Group's total operating areas), 52% higher than in 2022. By line:
•Total income was up 23% propelled by net interest income, as a result of higher interest rates and customer base growth. Net fee income decreased in asset management due to a change of mix towards fixed income products and lower average volumes.
•Administrative expenses and amortizations increased 6%, affected by inflation. However, our efficiency ratio improved 7 pp to 41.7%.
•Net loan-loss provisions decreased 6% and the NPL ratio improved 21 bps to 3.06%.
•The other gains (losses) and provisions line recorded a loss of EUR 984 million, impacted by the temporary levy on revenue (EUR 202 million) and other losses associated with portfolio sales and operational risk.

Spain. Underlying income statement
EUR million and % change
			/ 2022
	2023	2022	%

Revenue	10,132	8,233	+23
Expenses	(4,227)	(3,998)	+6
Net operating income	5,905	4,236	+39
LLPs	(1,522)	(1,618)	(6)
PBT	3,399	2,079	+64
Attributable profit	2,371	1,560	+52
Detailed financial information in section 4.6 'Appendix'.

United Kingdom	Underlying attributable profit
	EUR 1,545	mn
Business performance
Our transformation programme continues to deliver efficiency improvements through the simplification and digitalization of key processes. We are promoting the use of digital channels with 77% of refinanced mortgage loans processed online and 92% of new current accounts opened through digital channels. The launch of our competitive Edge Up current account and broadening of our savings proposition demonstrated our continued commitment to providing value for individuals.
Loans and advances to customers were 2% lower year-on-year. In gross terms, minus reverse repurchase agreements and in constant euros, they decreased 6% impacted by cost-of-living pressures and higher customer rates, which resulted in lower new business volumes as we carefully manage our net interest margin.
Customer deposits grew 1% year-on-year. Minus repurchase agreements and in constant euros, both customer deposits and total customer funds decreased 1%. We saw lower balances in current accounts offset by higher in savings accounts. Mutual funds remained flat.
Results
Attributable profit was EUR 1,545 million (13% of the Group’s total operating areas), 11% up on 2022. In constant euros, profit grew 13%. By line:
•Total income was up 4%, driven by strong net interest income, in an environment of higher interest rates and despite greater funding costs.
•Administrative expenses and amortizations rose 4% impacted by inflation, though costs decreased in real terms. The efficiency ratio remained stable.
•Net loan-loss provisions decreased 20%. Cost of risk was 10 basis points, slightly better than in 2022.
•The negative impact from other gains (losses) and provisions decreased 16% year-on-year, as in 2022 we recorded the settlement agreed with the FCA regarding AML controls prior to 2017.

United Kingdom. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	5,525	5,418	+2	+4
Expenses	(2,745)	(2,685)	+2	+4
Net operating income	2,779	2,733	+2	+4
LLPs	(247)	(316)	(22)	(20)
PBT	2,107	1,900	+11	+13
Attributable profit	1,545	1,395	+11	+13
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Portugal	Underlying attributable profit
	EUR 896	mn
Business performance
We executed our growth strategy supported by commercial and digital transformation processes, focused on improving service quality and profitability based on selective growth and greater customer loyalty.
Higher interest rates caused households and corporates to deleverage, which influenced both new business and the stock of mortgages, as a large number of prepayments were made at the beginning of the year. As a result, loans and advances to customers fell 6% year-on-year, both in net terms and in gross terms minus reverse repurchase agreements.
Customer deposits (with and without repurchase agreements) fell 6%, as customers took advantage of their liquidity to prepay their loans. Mutual funds continued to perform positively, up 17% year-on-year, supported by our growth strategy in higher value-added segments.
Results
Attributable profit reached EUR 896 million (7% of the Group's total operating areas), 68% higher than in 2022:
•Total income increased 53%, reflecting recovery in net interest income (+96%) supported by higher interest rates and good liability cost management. Net fee income fell slightly, impacted by lower volumes and regulatory changes affecting certain mortgage-related transactions.
•Administrative expenses and amortizations rose 8%, affected by inflation. However, the efficiency ratio improved 11 pp to 27.3%.
•Net loan-loss provisions rose from the low levels registered in 2022, bringing cost of risk to 20 bps. Credit quality remained solid as the NPL ratio fell 39 bps to 2.59%.
•The other gains (losses) and provisions line recorded losses of EUR 49 million associated with the tax contribution of the banking sector.

Portugal. Underlying income statement
EUR million and % change
			/ 2022
	2023	2022	%

Revenue	1,982	1,295	+53
Expenses	(542)	(502)	+8
Net operating income	1,440	793	+82
LLPs	(77)	(17)	+354
PBT	1,314	775	+69
Attributable profit	896	534	+68
Detailed financial information in section 4.6 'Appendix'.

Poland	Underlying attributable profit
	EUR 674	mn
Business performance
In 2023, we advanced significantly with our strategy. We improved service quality and regained our top 3 NPS position. We accelerated our digitalization programme, implementing our new mobile app, as we successfully migrated our customers to OneApp and simplified several processes and products.
Loans and advances to customers were 14% up in the year. In gross terms, minus reverse repurchase agreements and in constant euros they rose 5%. We saw growth in all our products, but mainly in the corporate segment, with double-digit growth in CIB. Lending to individuals increased in both mortgages and consumer.
Customer deposits increased 13%, +5% minus repurchase agreements and in constant euros, with strong growth in time deposits. Mutual funds increased by 48%, gaining market share, based on improved customer satisfaction.
Results
Attributable profit was EUR 674 million (6% of the Group’s total operating areas). Year-on-year, profit rose 85%. In constant euros, it increased 80% as follows:
•Total revenue was 25% higher driven by net interest income on the back of higher average interest rates and strict control of the cost of funding. Net fee income also performed well.
•Administrative expenses and amortizations increased 21%, mainly driven by a tight labour market as well as some lagged effects from high inflation in 2022. The efficiency ratio improved to 27.1%.
•Net loan-loss provisions grew 48%, reflecting the increased coverage of the Swiss franc mortgage portfolio.
•Other gains (losses) and provisions were less negative, mainly due to the losses related to the mortgage payment holiday recorded in 2022.

Poland. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	3,182	2,474	+29	+25
Expenses	(862)	(692)	+25	+21
Net operating income	2,320	1,782	+30	+26
LLPs	(674)	(440)	+53	+48
PBT	1,392	789	+76	+71
Attributable profit	674	364	+85	+80
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

NORTH AMERICA	Underlying attributable profit
EUR 2,354 mn

EXECUTIVE SUMMARY

Strategy	Business performance[1]	Results

We are leveraging the strength of our global businesses to accelerate the transformation of our businesses in the US and Mexico	Loans and advances to customers increased 3% year-on-year driven by business growth in both Mexico and the US. Customer funds also rose 3%, boosted by time deposits	Attributable profit amounted to EUR 2,354 million, down 18% year-on-year (-20% in constant euros)

1. In constant euros.
Strategy
We continued to pursue business transformation across the US and Mexico leveraging our global and regional scale. We:
•Accelerated the transformation of our Retail Banking and Consumer businesses in both countries by simplifying our product portfolio, streamlining our operations to increase efficiency and adopting global technology platforms to deliver an excellent digital experience.
•Continued to develop our profitable CIB and Wealth Management businesses, with targeted investments to further complete our global businesses' capabilities and strengthen growth levers.
•Strengthened our regional operating model in Technology & Operations to consolidate know-how, digitalization, digital hubs, front-office and back-office automation to drive more effective and efficient operations.
In line with our strategy to allocate capital to the most profitable businesses, in 2023:
•The Group increased its shareholding in Banco Santander México to 99.9% and subsequently delisted it from the Mexican and New York Stock Exchanges.
•The Federal Deposit Insurance Corporation (FDIC) selected Santander US to partner it in a joint venture that will manage USD 9 billion of Signature Bank’s Multifamily portfolio. We acquired a 20% equity stake and will service 100% of the assets.
•Santander US distributed dividends totalling USD 3 billion.
In line with our global responsible banking agenda and public commitments, we focused on expanding and implementing sustainable finance opportunities within our businesses in 2023.
In the US, we:
•Launched our Community Plan, a USD 13.6 billion, three-year commitment to invest in communities. This plan builds upon SBNA's successful Inclusive Communities Plan and includes commitments for community development lending and investments, small businesses, sustainable finance, philanthropy and supplier diversity.
•Executed a USD 250 million asset-based revolving credit facility on behalf of Wind Turbine & Energy Cables Corp.
In Mexico:
•We announced our initiative with Mastercard to replace all our debit cards and LikeU credit cards with sustainable models (made from recycled PVC and the first to be made accessible for the visually impaired).
•Tuiio, Santander México’s financial inclusion initiative, signed several important agreements, including with the Secretary of Security from the State of Mexico, to provide basic financial education for inmates, and with the Ministry of Economy and Labour of Chiapas to provide access to financial services and education to women, native groups and artisans that generate social impact and wellbeing.
•We partnered with the International Finance Corporation (IFC) to promote sustainable construction practices. This enables us to offer customers free advice from the IFC’s experts to obtain sustainable construction certifications for which we offer our Green Mortgage, the first-of-its-kind in Mexico providing financing at attractive pricing levels.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Strategy by country in 2023:

United States
Santander operates in the competitive US market focusing on our four core segments (Consumer, Commercial, CIB and Wealth Management). This reflects the prioritization of businesses that benefit from the Group’s connectivity or competitive advantages that allow us to achieve the scale necessary to ensure attractive returns.
In 2023, the transformation of our business in the US was anchored on three key principles:
•Simplification: Rationalize businesses and products with limited scale and profitability and exit non-core portfolios. In 2023, we further streamlined processes and enhanced efficiency by combining the Commercial Real Estate and Corporate & Institutions businesses under one umbrella within Commercial banking. We reduced retail products on offer by 52% and our branch network by 14% vs 2022.
•Transformation and Network contributions: Leverage Group digital and data capabilities to advance our journey towards becoming a digital bank with branches in the US. A fully-digital consumer banking solution will modernize our business, drive scalability and lower the cost to serve of our stable retail US dollar funding base. We set in motion the necessary steps to launch our new digital nation-wide deposit platform in the third quarter of 2024.
•Profitable growth: Drive growth across target businesses while maintaining disciplined capital management. We progressed with our initiative to increase the percentage of our auto portfolio funded with retail deposits. We also expanded our partnership with Mitsubishi and signed new preferred auto lending relationships with INEOS and Lotus, among others, which support our strategy to forge deep, multi-geographic relationships with OEMs while catering to customers across the credit spectrum.
Key accomplishments in 2023 include:
•Consumer: Supported by SBNA's high percentage of FDIC insured deposits (c.66%), our retail deposit base remained stable through 2023 bank volatility.
•Commercial: SBNA remains a top 10 multifamily real estate bank lender in the US market and acquired a 20% stake in the aforementioned joint venture that will manage multifamily real estate assets retained by the FDIC following the failure of Signature Bank.
•Corporate & Investment Banking: We continued to build up our CIB business with the development of additional product and segment capabilities anchored around the creation of Santander Capital Markets (SanCap), through the merger of Amherst Pierpont Securities (APS) and Santander Investment Securities. The combined broker-dealer now offers our corporate and institutional clients significantly enhanced infrastructure, capabilities, products and services.
•Wealth Management: Assets under management and revenue continue to rise, supported by strong commercial activity and the higher rate environment.

Mexico
Santander México is a leading universal bank in the Mexican market with scaled operations across all of Santander’s global businesses.
In 2023, we launched a transformation plan with the aim to become the best bank in terms of customer experience, double our revenue and triple profit in the coming years focused on:
•Customer acquisition: During the year we significantly improved our app to offer the best customer experience (active customers grew 6% year-on-year), by incorporating several new functionalities, including: sending and receiving money with a mobile number, blocking and requesting replacement cards and transferring funds to new bank accounts with no wait time.
•Simplification and automation: We began to implement our new branch model, opening the first multi-segment branch that enhances synergies among the different businesses and offers a comprehensive service to our customers. We also opened our fourth Work Café.
•Continuous innovation: Our culture of innovation can be seen across the business. For example, in cards, we created our 100% digital offerings (LikeU and Samsung cards), our differentiated value proposition continued to take shape

North America. Customers

Total customers	Thousands	25,027	4,510	20,517
	YoY	0%	0%	+1%

Active customers	Thousands	14,486	4,223	10,263
	YoY	+3%	+2%	+6%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

through innovations in Cashback, exclusive pre-sales with high profile artists and our Unique Rewards loyalty programme for the high-income segment.
In auto, we reached new alliances with BYD, a leading global new energy vehicle company, to provide accessible financing for sustainable vehicles and GAC Motor. We increased our financing participation with our main partners (Mazda, Suzuki and Honda). We also increased personalized attention, sped up formalization times through digital specialists and launched plans with preferred conditions for groups such as universities, payroll or high income.
•Enhanced digital offerings: In consumer, we continued to increase customer loyalty, as well as promote early customer engagement through digital payroll loans and faster customer processes with pre-approved loan campaigns.
In mortgages, all products, launches and offers are now digitally processed. We were the first bank to cut mortgage rates for certain segments. Also, we launched the first green mortgage in the country.
In deposits, we launched Cuenta Digital Lite, a digital checking account that can be opened in five minutes.
Business performance
Loans and advances to customers rose 2% year-on-year. In gross terms, minus reverse repurchase agreements and in constant euros, they were 3% higher driven by mortgages, credit cards, auto and payroll loans in Mexico and by Corporate & Investment Banking and Multifamily in the US.
Customer deposits grew 4% compared to 2022. Minus repurchase agreements and in constant euros, they also rose 4% driven by flows into time deposits that were incentivized by competitive interest rates to attract new customers and volumes and foster customer loyalty.

Mutual funds were flat in constant euros, as growth in Mexico was offset by a decline in the US.

North America. 2023 Business performance
EUR billion and YoY % change in constant euros

161	+3%	171	+3%

Gross loans and advances to customers minus reverse repos	Customer deposits minus repos + mutual funds

Results
Attributable profit in 2023 was EUR 2,354 million (20% of the Group's total operating areas). Year-on-year, attributable profit decreased 18%. In constant euros, profit fell 20%, by line:
•Total income increased 5% year-on-year. Net interest income growth (+3%) was mainly driven by Mexico, supported by the higher interest rate environment and greater loan volumes. Net fee income rose 7% driven mainly by credit cards and insurance in Mexico and CIB in the US. Gains on financial transactions more than doubled, driven by excellent results in CIB in both countries.
•Other operating income declined due to leasing in the US where there was an increased proportion of repurchases at dealerships and growth in electric vehicle leases which obtain a fiscal benefit (recorded upfront in the tax line) that was partially passed through to customer rates.
•Administrative expenses and amortizations were 8% higher impacted by inflation and investments in technology, digitalization and transformation initiatives.
•Net loan-loss provisions rose 45% reflecting the normalization in retail portfolios in both countries, performing in line with expectations at the beginning of the year.
•We recorded a EUR 138 million loss in the other gains (losses) and provisions line, more negative than a year ago due to strategic restructuring costs in the US.

North America. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	13,174	12,316	+7	+5
Expenses	(6,465)	(5,871)	+10	+8
Net operating income	6,708	6,445	+4	+2
LLPs	(3,733)	(2,538)	+47	+45
PBT	2,837	3,790	(25)	(27)
Attributable profit	2,354	2,878	(18)	(20)
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

United States	Underlying attributable profit
	EUR 932	mn
Business performance
Loans and advances to customers were 3% lower than in December 2022. In gross terms, minus reverse repurchase agreements and in constant euros, they were 1% up year-on-year driven by CIB and Multifamily.
Customer deposits fell 2% year-on-year. Minus repurchase agreements and in constant euros, they grew 1%. Our retail deposit base at SBNA remained stable year-on-year and we saw inflows into corporate deposits. Mutual funds declined 12% as Wealth Management customers moved funds into higher yielding investment portfolios.
Results
Attributable profit in the year was EUR 932 million (8% of the Group's total operating areas), a 48% decline year-on-year. In constant euros, profit fell 46%:
•Total income decreased 3%. Higher funding costs drove down net interest income (partially mitigated by loan growth and disciplined pricing actions) and leasing income declined due to higher dealer repurchases and increased electric vehicle mix. Also, there was a one-time special assessment impacting all FDIC insured banks.
On the other hand, both net fee income and gains on financial transactions performed well, supported by higher activity in CIB and the APS acquisition.
•Administrative expenses and amortizations were 5% higher as investments to build-up our CIB franchise and Wealth Management were partially offset by savings from transformation initiatives.
•Net loan-loss provisions continued to normalize in line with expectations. However, late-stage delinquency payments remain favourable and the cost of risk remained below 2%.
•Other gains (losses) and provisions recorded a EUR 74 million loss compared to a EUR 20 million loss in 2022.
•Tax on profit was positive in the year due to tax incentives relating to electric vehicle leasing.

United States. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	7,209	7,623	(5)	(3)
Expenses	(3,679)	(3,599)	+2	+5
Net operating income	3,531	4,025	(12)	(10)
LLPs	(2,593)	(1,744)	+49	+53
PBT	863	2,261	(62)	(61)
Attributable profit	932	1,784	(48)	(46)
Detailed financial information in section 4.6 'Appendix'.

Mexico	Underlying attributable profit
	EUR 1,560	mn
Business performance
In individuals, we maintained a solid performance with double-digit growth year-on-year. We increased our market share in payroll loans (+61 bps) while we consolidated our third position in credit cards and auto (14% and 17% market shares, respectively).
Loans and advances to customers increased 17% year-on-year. In gross terms, minus reverse repurchase agreements and in constant euros, loans rose 6% driven by loans to individuals (mortgages +7%, credit cards +18% and consumer +14%). In corporates, loans increased 7% along with a 2% increase in SMEs. CIB loans fell 18%, in line with our profitability focus and risk appetite.
Customer deposits grew 21% year-on-year. Minus repurchase agreements and in constant euros, they rose 10% driven by time deposit growth (+24%) on the back of successful customer acquisition campaigns. Mutual funds increased 10% following a decline in the fourth quarter of 2022 as funds were channelled into time deposits.
Results
Attributable profit in 2023 was EUR 1,560 million (13% of the Group’s total operating areas), 29% higher year-on-year. In constant euros, it increased 17%. By line:
•Total income rose 16%, boosted by net interest income (+12%), supported by the expansion of the retail business and interest rates, net fee income (+9%) and higher gains on financial transactions.
•Administrative expenses and amortizations increased 13%, reflecting investments in technology and digitalization related to our transformation plan and talent attraction and retention. However, the efficiency ratio improved by 104 bps to 43.9%.
•Net loan-loss provisions were up 31%, due to the normalization of provisions and solid growth in loans to individuals. Asset quality remains healthy and with manageable credit risk.
•Other gains (losses) and provisions recorded a EUR 57 million loss compared to a EUR 94 million loss in 2022.

Mexico. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	5,899	4,623	+28	+16
Expenses	(2,588)	(2,076)	+25	+13
Net operating income	3,311	2,547	+30	+18
LLPs	(1,135)	(788)	+44	+31
PBT	2,119	1,665	+27	+15
Attributable profit	1,560	1,213	+29	+17
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

SOUTH AMERICA	Underlying attributable profit
EUR 3,038 mn

EXECUTIVE SUMMARY

Strategy	Business performance[1]	Results[1]

We are focused on increasing the value we bring to the Group and on working to become the most profitable bank in each of the countries where we operate in the region	Year-on-year growth in both loans and deposits, as we aim to become the leading bank in inclusive and sustainable businesses through differential value propositions	Attributable profit reached EUR 3,038 million, 11% lower year-on-year as the strong revenue performance failed to offset higher costs and provisions

1. In constant euros.
Strategy
South America offers great growth potential, with opportunities to increase banking penetration and financial inclusion. To consolidate our leadership position in the region, we continue to focus on increasing the value we bring to the Group and on working to become the most profitable bank in each of the countries where we operate.
We continue to transform our business model, by building a digital bank with branches focused on improving customer experience, while also driving synergies across our global and regional businesses. Initiatives during the year include:
•In consumer finance, we strengthened our leadership position, reinforcing partnerships with OEMs and developing new agreements by leveraging existing ones globally. In Peru, for example, we signed nine agreements with manufacturers. In Uruguay, we launched the Mi Auto offer, which enabled us to nearly triple the number of vehicles financed. We continued to develop models in the region that speed up the approval of transactions, in addition to improving user experience. In Colombia, we adopted the Fast Track tool, which boosted originations and consolidated our position in new and used car loans, increasing our portfolio by 45% year-on-year.
•In payments, we aim to increase our market share through One Trade and Getnet, which continued to grow. In Argentina, we expanded our offering, focusing on e-commerce and host-to-host solutions for large merchants. We also increased our trade finance activity through new international solutions, such as the expansion of Ebury's services in Brazil. In addition, we are building a unique global platform which has been launched in Brazil.

•In CIB and corporates, we continued to work on the development and implementation of joint initiatives to deepen relationships with multinational clients. Our goal is to become the leading wholesale banking operator in most countries and products. To consolidate the offering in all regions, we are launching a regional Markets hub. For corporates, we are reinforcing the differential value offering through Multi-Latins and working with other countries in the Group to increase synergies in multinational companies.
•In ESG, our aim is to become the leading bank in South America in inclusive and sustainable businesses. In 2023, we developed business plans in relevant sectors such as Agro, Green Energy and Electromobility. We continued to support our microcredit business, through our Prospera and Surgir programmes, with 50% portfolio growth year-on-year. This business already provides service to more than 1.2 million customers throughout the region. In addition, to support the Group's goal of zero net emissions by 2050, we focused on supporting our customers in the transition to a low-carbon economy, providing them the advice and solutions needed, through initiatives such as WayCarbon.
Our efforts to improve customer service and satisfaction have resulted in a top 3 NPS position in three markets and substantial customer base growth in the region.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Main initiatives by country in 2023:

Brazil
During the year, we focused on:
•Growing our strategic businesses to broaden business diversification, improve our service quality and increase profitability. In WM&I, we continued our retail investment plan and we completed the full acquisition of Toro. In CIB, we remained leaders in trade finance. In SMEs, we are redesigning our service model. We also had a great performance in other products such as Cards, Auto, Agro and Payrolls.
•Continuing to foster a technological culture to drive growth and generate operational efficiencies. Our technology teams are integrated with the business and we have a digital system that allows data flows and processing to improve customer experience.
•Increasing customer focus to become our customers' main bank, which enabled us to improve customer satisfaction in our channels and increase loyalty. In Select, we surpassed our 1 million customer goal at the end of 2023, reaching 1.2 million (+51% year-on-year).

Chile
We remained focused on digitalization and improving customer satisfaction, which enabled us to maintain our top NPS position. During the year, we:
•Launched several innovative initiatives, such as: i) Más Lucas, a no-cost, interest-bearing demand account for the mass segment; ii) Work Café Expresso, a new branch format; and iii) a new service model for specialized businesses, with a particular focus on the agricultural, automotive and Multi-Latins.
•Continued to develop e-commerce and the domestic and international transfers business in payments and continued to offer integrated financing, cash management and treasury solutions to our corporate customers.

Argentina
In Argentina, we are the leading privately-owned bank in banking business, payments, transactional services and foreign trade. During the year, these initiatives stood out:
•Santander Asset Management acquired BNP Paribas's Asset Management business in Argentina, consolidating our leadership position in the market.
•We launched our acquiring business, with Getnet third in terms of market share in this segment.
•We acquired an unregulated consumer finance company with more than 30 points of sale in the Buenos Aires metropolitan area.
All this enabled us to maintain and widen our leadership in NPS for individuals and to obtain 9% year-on-year growth in total customers.

Uruguay
We consolidated our position as the country's leading privately-owned bank, with a business model that allows us to continue growing our customer base and expanding our loan portfolio.
•During the year, we carried out several initiatives, such as launching Getnet and creating Mi Auto, an innovative solution to finance vehicle purchases, which, in just one year, has become a leader in auto consumer financing.
•We continued to improve digitalization, offering more products online, reinforcing the SOY Santander offer for individuals and Getnet for corporates, to achieve greater customer loyalty.
•Additionally, we launched F1RST, a solution focused on innovation, security and the development of new digital assets.

South America. Customers

						Other South America
Total customers	Thousands	73,028	62,804	4,052	4,771	1,400
	YoY	+5%	+4%	+13%	+9%	-5%

Active customers	Thousands	37,517	30,460	2,399	3,562	1,096
	YoY	-2%	-4%	+9%	+11%	-5%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Peru
Our strategy is focused on leadership in specialized services and supporting global companies and corporates. Our model for corporate clients is highly specialized in sectors such as mining, agriculture, fishing, institutions and Multi-Latins. Our global and regional experience has enabled us to develop new businesses such as joint initiatives between CIB and corporates, as well as launch new products.
•In Wholesale Banking, we have ranked among the top three investment banks for the last three years, specifically in mergers and acquisitions, Debt Capital Markets, syndicated loans and leveraged buyouts. We are also pioneers in Global Transaction Banking solutions.
•We remain leaders in vehicle financing through our digital NeoAuto platform and our large sales force, with a market share above 30%.
•We stand out as one of the main financial inclusion entities, through our microfinance business Surgir, supporting more than 100,000 entrepreneurs since 2021.

Colombia
We continue to offer sustainable and inclusive financial solutions and participate in the most important transactions for the country's development, with joint initiatives between CIB and Corporates, where we also continue to strengthen the Multi-Latins business.
•In consumer finance, we further strengthened our position in new and used vehicle loans, with a 47% year-on-year increase in our portfolio and an offer focused on Simple Finance for our customers. In addition, we continued to grow through our global alliances throughout the country.
•In our microcredit business, we increased our presence to 644 municipalities though Prospera, a fully-digital programme that processes payments in up to 24 hours. We also continue to promote the granting of loans to entrepreneurs, with a significant percentage granted to women, agricultural activities and charities.

South America. 2023 business performance
EUR billion and YoY % change in constant euros.

161	+7%	206	+17%

Gross loans and advances to customers minus reverse repos	Customer deposits minus repos + mutual funds
Business performance
Loans and advances to customers climbed 6% year-on-year. Minus reverse repurchase agreements and in constant euros, gross loans were 7% higher, with increases in all countries, except Colombia.
Customer deposits rose 13% year-on-year. Minus repurchase agreements and in constant euros, they rose 15%, backed by time deposits (+18% year-on-year). Mutual funds were up 21% in constant euros.
Results
Attributable profit was EUR 3,038 million (25% of the Group’s total operating areas), 17% less than in 2022. In constant euros, profit declined 11% as follows:
•Total income rose 8% with double-digit growth in net interest income (+12%), net fee income (+14%) and gains on financial transactions (+14%). Other operating income was affected by the hyperinflation adjustment in Argentina.
•Administrative expenses and amortizations increased 17%, heavily impacted by inflation. In real terms, costs decreased 3% due to management efforts and cost discipline.
•Net loan-loss provisions rose by 9%, partially explained by lending growth. The cost of risk was practically unchanged at 3.36% (3.32% in December 2022).
•Greater loss in other gains (losses) and provisions, mainly due to Brazil.

South America. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	17,971	18,025	0	+8
Expenses	(6,920)	(6,675)	+4	+17
Net operating income	11,050	11,350	(3)	+3
LLPs	(5,401)	(5,041)	+7	+9
PBT	4,608	5,764	(20)	(15)
Attributable profit	3,038	3,658	(17)	(11)
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Brazil	Underlying attributable profit
	EUR 1,921	mn
Business performance
We are expanding our strategic businesses: in WM&I, we continued our retail investment plan and completed the full acquisition of Toro in 2023. In wholesale banking, we are leaders in trade finance, FX and commodities. We remained market leaders in auto lending to individuals and continued to strengthen our strategic alliances. We saw strong growth in our agro portfolio and growth picked back up in cards in the second half of the year.
Loans and advances to customers increased 12% year-on-year. In gross terms, minus reverse repurchase agreements and in constant euros, they rose 6%, underscored by SMEs, corporates and individuals.
Customer deposits increased 22% year-on-year. Minus repurchase agreements and in constant euros, they grew 13% driven by time deposits (+16%). As mutual funds increased 15%, customer funds rose 14% in constant euros.
Results
Attributable profit in 2023 was EUR 1,921 million (16% of the Group's total operating areas), 25% lower year-on-year. In constant euros, it also decreased 25%, as follows:
•Total income rose 1%, as the good performance in fee income (+5%) and the recovery of net interest income (+2%), which was affected by the negative sensitivity to higher interest rates in the first half of the year, offset lower gains on financial transactions.
•Administrative expenses and amortizations increased 8% (+3% in real terms), impacted by salary agreements, expenses related to higher business growth and technology investments. The efficiency ratio was 34.6%.
•Net loan-loss provisions rose 6%, in line with loan growth. Both 2022 and 2023 provisions were impacted by single names in CIB. The cost of risk stood at 4.77% (4.79% in 2022).
•The negative impact of other gains (losses) and provisions increased due to higher labour provisions in 2023.

Brazil. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	13,104	12,910	+1	+1
Expenses	(4,529)	(4,180)	+8	+8
Net operating income	8,574	8,730	(2)	(2)
LLPs	(4,701)	(4,417)	+6	+6
PBT	2,911	4,055	(28)	(29)
Attributable profit	1,921	2,544	(25)	(25)
Detailed financial information in section 4.6 'Appendix'.

Chile	Underlying attributable profit
	EUR 582	mn
Business performance
We remained focused on digitalization, improving customer service and developing Santander Life and Más Lucas. In payments, we continued to expand Getnet and launched a new way to make international transfers, including nine more European countries. In corporates, we launched a new commercial service model, focused especially on agricultural, auto and Multi-Latin businesses.
Loans and advances to customers decreased 2% year-on-year. Minus reverse repurchase agreements and in constant euros, gross loans and advances to customers rose 4% driven by individuals (+7%), consumer (+6%) and CIB (+6%), which more than offset the fall in corporates.
Customer deposits increased 2% year-on-year. Minus repurchase agreements and in constant euros they rose 8%, underpinned by time deposits (+23%). Demand deposits fell 5%, while mutual funds grew 25% in constant euros. Total customer funds increased 12% in constant euros.
Results
Attributable profit in 2023 was EUR 582 million (5% of the Group’s total operating areas), down 14% year-on-year. In constant euros it fell 15%. By line:
•Total income decreased 8% driven by the drop in net interest income (-23%) linked to the negative sensitivity to higher interest rates. This decline was partially offset by the excellent performance of net fee income, which rose 21% mainly driven by transactional and insurance fees, and gains on financial transactions (+31%).
•Administrative expenses and amortizations rose 3% (well below inflation) and the efficiency ratio was 44.6%.
•Net loan-loss provisions decreased 9% and the cost of risk improved to 0.80% (-13 bps year-on-year). The NPL ratio stood at 5.01%.
•Other gains (losses) and provisions totalled EUR 51 million
(loss of EUR 8 million in 2022).

Chile. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	2,285	2,449	(7)	(8)
Expenses	(1,020)	(981)	+4	+3
Net operating income	1,265	1,468	(14)	(15)
LLPs	(365)	(399)	(8)	(9)
PBT	951	1,062	(10)	(11)
Attributable profit	582	677	(14)	(15)
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Argentina	Underlying attributable profit
	EUR 386	mn
Business performance
We continued to focus on improving customer experience, with a growth strategy to consolidate our leadership position in the transactional business and increase our customer base and our loan portfolio.
Loans and advances to customers decreased 33% year-on-year. Minus reverse repurchase agreements and in constant euros, gross loans and advances to customers were 217% higher driven by SMEs, corporates and individuals.
Customer deposits decreased 39% year-on-year. Minus repurchase agreements and in constant euros, deposits grew 190%, mainly driven by demand deposits, and mutual funds rose 355%. Customer funds rose 235% in constant euros.
Growth rates (of both volumes and results) in euros were heavily impacted by the devaluation of the Argentine peso. Additionally, growth in constant euros was strongly affected by the high inflation in the country.
Results
Attributable profit in 2023 was EUR 386 million (3% of the Group’s total operating areas), 19% higher year-on-year. In constant euros, it rose 462%:
•Total income grew 298%, well above inflation, underpinned by the good performance in net interest income, net fee income and gains on financial transactions. All of these more than offset the greater negative effect from the hyperinflation adjustment in other operating income.
•Administrative expenses and amortizations increased below total income growth. The efficiency ratio stood at 50.2%, improving 3.7 pp year-on-year and net operating income rose 330%.
•Net loan-loss provisions rose from low levels in 2022 and cost of risk stood at 6.64%, 3.7 pp higher than in December 2022.
•Other gains (losses) and provisions increased their loss due to charges relating to downsizing.

Argentina. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	1,544	1,833	(16)	+298
Expenses	(775)	(987)	(21)	+271
Net operating income	769	846	(9)	+330
LLPs	(150)	(132)	+14	+437
PBT	505	443	+14	+438
Attributable profit	386	324	+19	+462
Detailed financial information in section 4.6 'Appendix'.

Uruguay	Underlying attributable profit
	EUR 187	mn
Business performance
During the year, we consolidated our position as the country's leading privately-owned bank. We are top 2 in NPS and continued to expand our presence in the market. Additionally, we integrated our consumer finance companies into our bank to strength our position in the country.
As a result, we were recognized as the Best Bank in the Country by Euromoney and achieved the best position among banks in the Great Place to Work (GPTW) ranking.
Loans and advances to customers increased 10% year-on-year. In gross terms, minus reverse repurchase agreements and in constant euros, they rose 12%, with growth in all segments.
Customer deposits remained flat year-on-year. In constant euros and minus repurchase agreements, they rose 2% driven by time deposits (+85%). Growth in mutual funds (+2%) led to a 2% increase in customer funds in constant euros.
Results
Attributable profit in 2023 was EUR 187 million (2% of the Group's total operating areas), up 36% year-on-year. In constant euros, it increased 32% as follows:
•Total income increased 27% boosted by net interest income, net fee income and gains on financial transactions.
•Administrative expenses and amortizations rose 14% (impacted by inflation), but grew less than total income. The efficiency ratio stood at 38.5% (-4.4 pp year-on-year) and net operating income rose 37%.
•Net loan-loss provisions increased, following the low levels recorded in 2022. Cost of risk stood at 2.70% and the NPL ratio at 2.50%.

Uruguay. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	593	453	+31	+27
Expenses	(228)	(194)	+17	+14
Net operating income	365	259	+41	+37
LLPs	(114)	(56)	+104	+99
PBT	242	201	+20	+17
Attributable profit	187	138	+36	+32
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Peru	Underlying attributable profit
	EUR 84	mn
Business performance
Loans and advances to customers rose 2% year-on-year (+3% in gross terms, minus reverse repurchase agreements and in constant euros).
Customer deposits increased 35% (+36% minus repurchase agreements and in constant euros), mainly driven by demand deposits.
Results
Attributable profit of EUR 84 million in 2023 was 14% higher year-on-year. In constant euros, it also rose 14%. By line:
•Total income was up 20%, boosted by net interest income, net fee income and gains on financial transactions.
•Administrative expenses and amortizations were 23% higher, mainly driven by inflation and the launch of new businesses. The efficiency ratio stood at 36.6% and net operating income increased 19%.
•Net loan-loss provisions increased but cost of risk remained low, at 1.15%.

Colombia	Underlying attributable profit
	EUR 28	mn
Business performance
Loans and advances to customers rose 13% year-on-year. In gross terms, minus reverse repurchase agreements and in constant euros they fell 5%.
Customer deposits were up 41%, +18% minus repurchase agreements and in constant euros, driven by the good performance in both demand and time deposits (+21% and +13%, respectively).
Results
Attributable profit of EUR 28 million in 2023 was 5% higher year-on-year. In constant euros, it increased 10% as follows:
•Total income grew 32% driven by the good performance in net fee income and gains on financial transactions.
•Administrative expenses and amortizations were 23% higher. The efficiency ratio stood at 52.5%, improving 3.8 pp, and net operating income was 43% higher.
•Net loan-loss provisions rose but cost of risk remained low at 1.07%.

Other South America. Underlying income statement
EUR million and % change
	Net operating income				Attributable profit
			/	2022			/	2022
	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX

Peru	155	131	+18	+19	84	73	+14	+14
Colombia	67	49	+37	+43	28	27	+5	+10

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 1,199 mn

EXECUTIVE SUMMARY

Strategy	Business performance[1]	Results[1]

Continue to reinforce our auto leadership through strategic alliances, leasing and subscription. In non-auto, keep upscaling our buy now, pay later business. Transformation for future growth deploying a simpler organizational structure to deliver through best-in-class digital platforms, launching new channels and products

Although the operating environment remains complex as inflation and high rates are denting consumer appetite, new lending rose 3% year-on-year, +6% in auto, and deposits grew 19%. In this environment we were focused on profitability, asset quality and providing the best customer service
Underlying attributable profit stood at EUR 1,199 million (-7% year-on-year), despite total income growth (+6% year-on-year), affected by net loan-loss provisions

1. In constant euros.

Strategy
Digital Consumer Bank (DCB) is the leading consumer finance bank in Europe in scale and profitability as it leverages Santander Consumer Finance's (SCF) auto and non-auto consumer finance footprint in Europe and Openbank’s technology stack.
SCF is Europe's consumer finance leader, present in 18 countries (16 in Europe plus China and Canada) and works through more than 130,000 associated points of sale. It provides its customers and partners with a value proposition to enhance their sales capabilities by financing products and developing advanced technologies to grant them a competitive edge. SCF aims to become the best-in-class auto financing and digital mobility service provider in Europe.
Openbank is Europe's largest 100% digital bank. It offers current accounts, cards, loans, mortgages, a state-of-the-art roboadvisor service and open platform brokerage. It is currently active in Spain, the Netherlands, Germany and Portugal, and we are working on expanding it across Europe and the Americas.
DCB’s vision is to offer competitive financing solutions to expand our European leadership in profitability and scale in auto and consumer lending by leveraging the advantages of our proprietary platforms in mobility, consumer and checkout loans and buy now, pay later (BNPL).
In 2023, DCB focused on accelerating transformation to drive future growth. Management's main priorities were to:

•secure leadership positions in global digital consumer lending, both auto and non-auto (consumer);

•continue with the transformation of our operating model in Europe, to defend our best-in-class efficiency through: i) single IT platforms, ii) a simpler operational structure, and iii) automation and processes redesign;

•grow by progressing in transformational projects in Europe, with new OEM partnerships and leasing platform in auto and through the full transition to Zinia's tech stack in consumer; and
•reduce sensitivity to interest rate rises by increasing deposit acquisition (deposits are already our primary funding source) with focus on profitability. Also, promote an originate-to-distribute model to increase balance sheet mobilization and build a more capital-light business.

Loans and advances to customers by geographic area
December 2023

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

In 2023, we continued to expand our business reach in Europe, with new products, services and platforms and by signing new agreements with retail distributors and manufacturers. In the year, we strengthened our leadership in global digital consumer lending, focusing on growth and transformation in these areas:
1.Auto: progress with strategic initiatives to build a world-class digital offering in mobility. Aid OEMs' transformation journeys with online lending, leasing (both financial and operational), subscription offerings, and providing our partners with innovative finance and sale solutions on dealer websites and auto marketplaces. Our transformational initiatives are:
a.In leasing, we continued developing our proprietary digital leasing platform for Europe with the ambition of disrupting the market. We see it as an entire “new” business to be run, building customer loyalty by our direct relationships, providing innovative features across the value chain (key control of the asset and user from first proposal to hand back), enabling us to create a consolidated mobility-related customer view and cross-border proposition.
b.In subscription, where we are already a European leader, we continued to expand Wabi, our consumer subscription platform and Ulity, our new platform for vehicle subscription-based solutions for companies. Our auto subscription service offers flexible subscriptions across two models: i) Wabi, our direct-to-consumer own brand, is already live in Spain, Norway and Germany and will expand to other countries in the coming years, and ii) Ulity, a white label solution for OEMs and Service Car companies launched in June 2022. Through Ulity we have already entered into important agreements with pan-European ride-hailing services and OEMs.

c.In mobility, we created one digital front that connects all of our partners to enhance their experience: OEMs, digital dealers and third party marketplaces. Moreover, we further expanded transformational OEM relationships with strong electric vehicle (EV) propositions and other sizeable ongoing negotiations.
d.We are also developing our own digital channel with leading proprietary marketplaces and car advising value-added services.
e.We continued our pursuit of future market share gains while also addressing new segments and accelerating growth in high potential markets.
In 2023, we renewed our partnership with Stellantis in Europe, which will enable us to consolidate our position as their main financing partner while continue to work with the strongest OEMs in the world.
We had an auto loan book of EUR 103.5 billion in December 2023.
2.Consumer (Non-Auto): gain market share through specialization and the development of tech platforms that build our leadership in Europe, leveraging Zinia (BNPL), checkout lending, credit cards and direct loans. In BNPL, Zinia continues to achieve outstanding results serving our medium/large partners. By year end, the new stack had reached 1.15 million total requests while developing functionalities to serve our tech partners.
The joint venture with TIMFin, the leading Italian telecommunications company, had more than 2.2 million contracts since launch as well as 5,884 active points of sale and more than 2,600 connected merchants as of end 2023.
Our loan book was EUR 21.7 billion at the end of 2023.
3.Digital Bank:
•Expand loyalty among our 3.9 million Digital Bank customers within Openbank and SC Germany Retail while boosting digitalization and promoting digital banking activity.
•Increase profit by leveraging strategic operations (e.g. Stellantis), leasing and subscription launch (in auto) and BNPL development (non-auto);
•Drive tech transformation projects to seize on the fast-growing transition to online, support digital customer base expansion and provide our partners with digital tools to achieve a single digital connection in Europe while maintaining high profitability and one of the best efficiency ratios in the sector.
Moreover, we continue supporting the European mobility green transformation, financing more than 200,000 new electric vehicles in 2023 with a market share in the region's EV sales of more than 10%, and developing new initiatives in other fields such as electric chargers, solar panels, green heating systems and e-bikes.
We were also recognized as a Top Employer or Great Place to Work (GPTW) in four countries.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Business performance
After a difficult environment in 2022, 2023 was also a complex year due to rising interest rates that affected new business profitability, cost of risk and customers' credit appetite. Some of the headwinds were: i) the change of TLTRO contractual conditions, ii) rising interest rates that put pressure on consumer finance monoliners' margins, compressing them while loan books reprice, added to a time when the Auto and Consumer industries are transforming towards more sustainable businesses (from a mobility and consumption perspective), iii) provisioning for the Swiss franc mortgage portfolio in Poland, and iv) normalization from a very low cost of risk towards the average across the cycle.
In this context, we managed to increase our new lending 3% year-on-year in constant euros. After a 2022 where new market registrations in Europe fell 4% vs. 2021 and -29% vs. 2019, in 2023 grew 14% vs. 2022. Our new business volumes were up 16% in new cars but fell 5% in used cars year-on-year in constant euros, slightly below market transactions in our footprint as we prioritized profitability over volume. We are also actively repricing our new business to offset higher funding costs from higher interest rates in the year.
The stock of loans and advances to customers increased 8% year-on-year. In gross terms, minus reverse repurchase agreements and in constant euros they also rose 8% year-on-year to EUR 135 billion. We continue to proactively monitor our portfolios to prevent the impact of any deterioration in our activity.
Customer deposits increased 18%, +19% minus repurchase agreements and in constant euros to EUR 69 billion. Mutual funds increased 18% in constant euros. Our recourse to wholesale funding markets remained strong and diversified. We are actively repricing our new business to offset higher funding costs.

Digital Consumer Bank. 2023 activity
EUR billion and % change in constant euros

+8%
135	YoY
		73	+19%
YoY

Gross loans and advances to customers minus reverse repos		Customer deposits minus repos + mutual funds

Results
Attributable profit in 2023 was EUR 1,199 million (10% of the Group’s total operating areas), 8% down. In constant euros, profit fell 7% (-5% excluding the impact of the temporary levy in Spain):
•Total income was up 6%. To neutralize the negative sensitivity to interest rate rises, we are actively repricing loans, focusing on the most profitable segments and increasing customer deposits which are structurally our primary funding source. As a result, net interest income rose 6%.
•Net fee income declined 5%, impacted by the insurance regulation in Germany capping achievable fees. Gains on financial transactions considerably increased along with other operating income, supported by leasing income.
•Administrative expenses and amortizations increased 8%, mainly affected by strategic transformation investments, business growth and inflation. In real terms, costs grew 3%. Net operating income increased 4% and the efficiency ratio stood at 47.6%.
•Net loan-loss provisions increased 48% due to the normalization of provisions, but remained at comfortable levels coming from a low base in 2022. Cost of risk remains low, at 0.62% but is also normalizing, and the NPL ratio stood at 2.12%.
•Negative contribution in other gains (losses) and provisions due to the temporary levy on revenue in Spain and regulatory charges in Poland, among others.
•By country, the largest contribution to attributable profit came from the Nordic countries (EUR 241 million), Germany (EUR 235 million), the UK (EUR 177 million), France (EUR 145 million) and Spain (EUR 119 million).

Digital Consumer Bank. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	5,502	5,269	+4	+6
Expenses	(2,618)	(2,462)	+6	+8
Net operating income	2,884	2,807	+3	+4
LLPs	(792)	(544)	+46	+48
PBT	2,019	2,237	(10)	(9)
Attributable profit	1,199	1,308	(8)	(7)
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.4 CORPORATE CENTRE

CORPORATE CENTRE	Underlying attributable profit
-EUR 998 mn

EXECUTIVE SUMMARY

2023 HIGHLIGHTS:
The Corporate Centre continued to support the Group.
The Corporate Centre’s objective is to define, develop and coordinate the Group's strategy and aid the operating units by contributing value and carrying out the corporate oversight and control function. It also carries out functions related to financial and capital management.
Lower underlying attributable loss compared to 2022 due to higher liquidity buffer remuneration and lower negative impact from foreign currency (FX) hedging.

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Implementing global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, competitive development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies, all in the communication, marketing and sustainability fields.
It also coordinates the relationship with European regulators and supervisors and develops functions related to financial and capital management, as follows:
•Financial Management functions:
•Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of 2023, the liquidity buffer exceeded EUR 348 billion.

This activity is carried out by the diversification of funding sources (issuances and other), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
•Interest rate risk is also actively managed in order to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
•Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedge countervalue related to the units’ next twelve months results in euros. The net investments in equity currently hedged totalled EUR 12,396 million (mainly in the UK and Mexico) with different FX instruments (spot or forwards).
•Management of capital and reserves: team responsible for the Group's capital analysis, adequacy and management. Its functions include: coordination with subsidiaries, monitoring profitability to maximize shareholder returns, setting solvency targets and capital contributions, and monitoring the capital ratio (in both regulatory and economic terms), and efficient capital allocation to the units.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Results
The attributable loss of EUR 998 million was 51% lower than in 2022 (loss of EUR 2,049 million):
•Net interest income improved by EUR 612 million, due to higher liquidity buffer remuneration as a result of higher interest rates.
•Higher gains on financial transactions (EUR 422 million better), due to lower negative FX hedging impacts.
•Administrative expenses and amortizations increased 5% year-on-year, due to the general upturn in inflation in 2023. Excluding this impact, they increased 2%.
•Net loan-loss provisions recorded releases in both 2022 and 2023 (EUR 9 million and EUR 2 million, respectively).
•The net negative impact of other gains (losses) and provisions (which include provisions, intangible asset impairments, cost of the state guarantee on deferred tax assets, pensions, litigation, one-off provisions, etc.) decreased from a loss of EUR 173 million in 2022 to a EUR 134 million loss in 2023.

Global Headquarters in Boadilla del Monte.

Corporate Centre
EUR million
Underlying income statement	2023	2022	%
Net interest income	(41)	(652)	(93.8)
Net fee income	(13)	(19)	(30.8)
Gains (losses) on financial transactions A	(302)	(724)	(58.3)
Other operating income	(83)	(92)	(9.0)
Total income	(439)	(1,487)	(70.5)
Administrative expenses and amortizations	(391)	(372)	5.2
Net operating income	(829)	(1,858)	(55.4)
Net loan-loss provisions	2	9	(77.3)
Other gains (losses) and provisions	(134)	(173)	(22.7)
Profit before tax	(961)	(2,022)	(52.5)
Tax on profit	(36)	(27)	36.9
Profit from continuing operations	(998)	(2,049)	(51.3)
Net profit from discontinued operations	—	—	—
Consolidated profit	(998)	(2,049)	(51.3)
Non-controlling interests	—	—	—
Profit attributable to the parent	(998)	(2,049)	(51.3)

Balance sheet
Loans and advances to customers	5,565	5,785	(3.8)
Cash, central banks and credit institutions	119,279	123,230	(3.2)
Debt instruments	7,726	8,588	(10.0)
Other financial assets	808	273	196.6
Other asset accounts	121,327	124,343	(2.4)
Total assets	254,705	262,217	(2.9)
Customer deposits	1,508	895	68.5
Central banks and credit institutions	47,747	71,226	(33.0)
Marketable debt securities	110,144	98,733	11.6
Other financial liabilities	326	308	6.1
Other liabilities accounts	7,084	7,489	(5.4)
Total liabilities	166,809	178,650	(6.6)
Total equity	87,896	83,567	5.2

Memorandum items:
Gross loans and advances to customers B	5,640	5,779	(2.4)
Customer funds	1,508	895	68.5
Customer deposits C	1,508	895	68.5
Mutual funds	—	—	—

Operating means
Number of employees	1,922	1,899	1.2

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.5 Secondary segments

RETAIL BANKING	Underlying attributable profit
EUR 7,436 mn

EXECUTIVE SUMMARY

Strategy	Business performance[1]	Results

We continued improving digitization and simplification of our products and services through our ONE Transformation programme	Lending remained stable during the year, with growth in South America and North America offsetting the decline in Europe. Deposits grew driven by term deposits	Underlying attributable profit of EUR 7,436 million, down 6% in euros (-7% in constant euros) due to higher provisions, partly offset by the good revenue performance

1. In constant euros.
Strategy
In recent years, one of the Group's main priorities has been to intensify our transformation strategy, focusing on the simplification and the digitalization of products, services and processes.
As part of this strategy, in 2022 we launched ONE Transformation, the programme that aims to accelerate structural changes in our model, in three countries (Spain, Mexico and the US) to simplify, automate and improve our retail service. During 2023, we made great progress:
•In terms of simplification, we reduced the number of products by 16% year-on-year.
•We increased the digitalization and automation of processes, which enabled us to reduce the transactions carried out in branches, focusing more on value-added tasks that require advice and personalized attention.

•We made progress in our digital self-service model, which enabled us, for example, to reduce the use of our contact centres by 16%. In Mexico, we digitalized the entire onboarding process.
•We continued to roll out a common operating model and technology for the segment in all countries.
Additionally, and as a final step in our ONE Santander strategy, in September, we announced the consolidation of commercial banking activities into a new global area, Retail & Commercial Banking, which, as of January 2024, will be reported as a primary segment together with four other global businesses.
We will focus on expanding ONE Transformation to the rest of our banks, which will allow us to continue improving efficiency and quality of our service, as well as increasing our customer base and profitability.

Total customers	Active customers	Digital customers
Millions	Millions	Millions

+3%	0%	+5%

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

In addition to the efforts made in terms of transformation, digitalization and process automation, during the year we carried out numerous commercial actions and initiatives such as:
•In the retail segment: in an environment of higher interest rates, we offered savers competitive prices in the UK through an easy-access savings account. In Spain, we increased our market share in payrolls. In Mexico, we increased our market share in credit cards and payroll loans, while consolidating our third position in terms of market share in the auto market. In Argentina, we acquired an unregulated consumer finance company, with more than 30 points of sale in the Buenos Aires metropolitan area. In Uruguay, we strengthened the SOY Santander offer.
•In the SME and Corporate segment: in the US, we remain one of the top 10 Multifamily Real Estate lenders and acquired a 20% stake in a joint venture that will manage the multifamily real estate assets retained by the FDIC following Signature Bank's bankruptcy. In Brazil, we are redesigning our service model for SMEs. In Chile, we expanded our offering of integrated financing, cash management and treasury solutions for companies. In Poland, we were recognized as the Best Bank for SMEs by Euromoney.
All this has enabled us to grow the Group's total customer base by 3% to 165 million and digital customers by 5%. We also achieved a top 3 NPS ranking in seven of our countries, a clear recognition of our efforts to improve customer service and attention.
Business performance
Loans and advances to customers increased by 1% compared with 2022. In gross terms, minus reverse repurchase agreements and in constant euros, they remained stable, as growth in North and South America offset lower demand in Europe, affected by the prepayments of mortgages.
Customer deposits rose 4% year-on-year. Minus repurchase agreements and in constant euros, they were up 3%, driven by time deposits (+38%), as demand deposits declined 5% year-on-year.
Results
Attributable profit in 2023 was EUR 7,436 million (62% of the Group's total operating areas), down 6% compared to 2022. In constant euros, it decreased 7%, with the following detail:
•Total income grew 8% driven by higher net interest income (+12%), mainly in Europe and Mexico.
•Administrative expenses and amortizations increased 8%, affected by inflation. Net operating income also grew 8% and efficiency improved to 42.9%.
•Net loan-loss provisions rose 21%, mainly driven by the increase in North America, in line with expectations, and higher provisions in South America.
•The other gains (losses) and provisions line was slightly more negative than in 2022, mainly due to South America and the temporary levy on revenue earned in Spain.

Retail Banking. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	45,254	42,674	+6	+8
Expenses	(19,396)	(18,552)	+5	+8
Net operating income	25,858	24,123	+7	+8
LLPs	(12,295)	(10,212)	+20	+21
PBT	10,872	11,785	(8)	(8)
Attributable profit	7,436	7,933	(6)	(7)
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Santander Corporate & Investment Banking	Underlying attributable profit
EUR 3,078 mn

EXECUTIVE SUMMARY

Strategy	Business performance	Results

Become a world-class CIB business leveraging our strengths, positioning ourselves as a strategic advisor to our clients and delivering profitable growth	Activity in 2023 delivered growth and profitability in a challenging macroeconomic environment that affected the entire industry. We maintained business levels similar to 2022	Underlying attributable profit reached EUR 3,078 million due to an increase in total income. Efficiency remains among the best in the sector

Strategy
At SCIB, we continue advancing in the execution of our strategy to transform the business and position ourselves as our clients' strategic advisor, by offering specialized products and services, focusing on the energy and digital transition.
The goal of this transformation is to continue to grow sustainably and profitably, with the aim of becoming one of the leading investment banks in our areas of expertise.
In the year, we:
•Took the SCIB US franchise to the next level, focusing on accelerating advisory capabilities, maximizing the value of synergies with Santander Capital Markets and selectively expanding our client base and product capabilities, primarily in sectors with the highest growth potential.
•Continued the globalization of the Markets business to increase activity focusing on corporate clients and institutional investors, enhancing our global FX and Over-the-Counter (OTC) derivatives platform in the main commodity markets.
•Accelerated asset rotation to optimize profitability and increase new assets origination capacity.
•Increased collaboration with the Group's other global businesses to capture more business opportunities, leveraging our extensive commercial network.
Some of the key highlights in 2023 include:
•The merger of Amherst Pierpont Securities (APS) and Santander Investment Securities (SIS) to create Santander US Capital Markets (SanCap), a key element in the reorganization and globalization of the Markets business and the growth of the US franchise.
•Continued investment in talent, highlighting the acceleration in building our US advisory capabilities, complementing existing capabilities to carry out new business opportunities.
•Focusing on digital transformation, SCIB formed a partnership with the insurance firm Allianz Trade and the fintech Two (B2B e-commerce payments platform) to offer a new receivables solution that replicates the buy now, pay later (BNPL) model available in the retail segment.
•In ESG, Santander acquired a stake in InnoEnergy's capital acting as a joint advisor in the capital increase, which confirms our commitment to sustainable development objectives and our leadership position in climate tech.
In terms of positioning, we maintained our leadership position in the rankings of different products:
•In Export & Agency Finance, we maintained our global and European leadership, whilst in Structured Finance we reached second position, standing out as leaders in Renewables globally as well as in Europe and Latin America.
•In Debt Capital Markets (DCM), we remained among the top 3 in the bond issuance market in Latin America and continued to be leaders in Spain. In Equity Capital Markets (ECM), we are leaders in Spain and Poland, and in the top 5 in Latin America.
•In M&A, we are leaders in Spain and top 3 in Latin America and Poland.
During 2023, SCIB won several awards in different categories:

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2023 Ranking
Award/ranking	Source	Area
Europe Bank of the Year	Proximo	Global
Corporate Bond House of the Year / Best Investment Bank in Brazil	Bonds, Loans LatAm Awards	Global
Eurobond of the Year	IFR	GDF
North America Financial Bond of the Year	IFR	GDF
Infrastructure Bank of the Year	LatinFinance	GDF
Deal of the Year - Infrastructure and Project Finance for DigitalBridge and Brookfield's majority stake in GD Towers	The Banker	GDF
Most Impressive Bank for ESG Capital Markets in Latin America	Global Capital	Markets
LatAm's Best Foreign Exchange Bank	Euromoney	Markets
Deal of the Year - Equities for Porsche's €9.4bn IPO	The Banker	CF
Best Iberian Broker	Institutional Investor	CF
Best Bank for Export Finance	Global Finance	GTB
Best Bank for Cash Management in Latin America	Global Finance	GTB
Best Trade Finance Bank / Best Receivables Finance Provider	TFG	GTB
Best Supply Chain Finance Bank	GTR	GTB
Business performance
In a challenging macroeconomic and geopolitical environment, our priority has been to support our clients with our advisory and high value-added solutions. In this context, total income reached EUR 8,296 million, growing 12% year-on-year. In constant euros, total income rose 18%, backed by relevant growth across core businesses:
•Markets showed solid growth of 22% year-on-year, as a result of managing market volatility well.
In Europe, sales revenue continued to increase, both from corporate and institutional clients, achieving another year of strong growth, especially in the UK. By product, there were good results in Securities Financing, Equity Derivatives and Credit.
In Latin America, we saw good year-on-year growth, particularly in Mexico, Chile, Colombia and Uruguay, and especially Commodities, Cash Equity, FI Rates and FX products. In Brazil, the Electricity and Commodities desks stood out.
In the US, activity increased 30% year-on-year. Despite the macroeconomic challenges faced by some businesses, we continued to capture the synergies and efficiencies related to the creation of SanCap. Securities Financing, Exchange Traded Derivatives and Rates products stood out. There was good activity with corporate clients, including closing several important transactions in FX and Rates whilst flows with institutional clients remained stable compared to 2022.
•Global Transaction Banking (GTB) increased total income by 20% year-on-year.
Cash Management experienced another year of significant growth, both in terms of activity, with a greater number of clients and operations, and in terms of liability income, due to higher volumes and the benefits from high interest rates in the markets where we operate. The team continued to support our clients by creating solutions to optimize their treasury and commercial processes. A clear example was the development of our Nexus Global Collections platform for collection tools, helping to simplify and automate the reconciliation process.
Trade & Working Capital Solutions continued to strengthen its global and distribution capabilities, consolidating its leadership in the market. Santander was chosen as agent bank for major international transactions, such as a EUR 5 billion confirming programme covering Europe, Asia and the Americas. We acquired a stake in Komgo's capital, and the recent partnership with SAP enabled us to integrate our solutions into our clients' own ERP, already providing good results in confirming and invoice discounting.
Export Finance maintained its leadership in the ECA financing market, participating in important transactions globally. Highlights include the mandate for the largest transaction in the history of Export Finance, the renewable energy development programme in Mexico, in which Santander acted as global coordinator and ECA Agent, as well as participating in the first offshore wind farm in Poland.
•Global Debt Financing (GDF) closed the year with significant growth in total income (+11%). The growth in non-financial fees was particularly strong (+23% year-on-year), as was the efficient use of capital.
For Debt Capital Markets (DCM), 2023 was a year of recovery in the global debt and loan markets as inflation fell back and interest rate rises slowed. Santander remained top 3 in bond issuances in Latin America and achieved a significant increase in market share globally, with total income growing 27% year-on-year. Good examples were the debt issuances in dollars for the Brazilian Treasury, for AstraZeneca in euros and dollars, and an issuance for the European Union in euros.
In Structured Finance, Santander ended the year in second place worldwide and as a leader in Renewables, contributing to total income exceeding the EUR 900 million mark for the first time, growing at 16% year-on-year. Our high value-added services, such as debt advisory or underwritings,

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

contributed to the improvement in profitability. The area is making good progress in positioning towards new energy transition assets (electric vehicle charging, gigafactories, green hydrogen, etc.) with several mandates executed or underway.
We continued developing our investment funds financing activity (Fund Finance).
In the Securitizations business, we continued to rapidly expand our capabilities. Total income grew by 31% year-on-year, allowing us to lead the European ranking.

Total income breakdown
Constant EUR million

TOTAL	+18%
Other	+11%
Global Debt Financing	+11%
Global Transactional Banking	+20%
Markets	+22%

•In Corporate Finance (CF), despite the general stagnation of the market, there were some signs of recovery in the last quarter 2023. There were major Mergers and Acquisitions (M&A) transactions in Energy, advising on the divestment of wind farms.
In addition, Santander demonstrated its global leadership in environmental transactions related to waste treatment, through the advisory to the Canadian pension fund CPPIB on the acquisition of a stake in FCC Medioambiente and the sale of Sacyr's environmental division.
In the Telecommunications, Media, Technology (TMT) industry, there was significant activity in telecommunications towers and fibre, highlighting the advisory to GIP on the purchase of Vantage Towers and Telefónica on the sale of a majority stake in its fibre network in Latin America to KKR. In the technology area, Santander acted as joint bookrunner in Arm's IPO, one of the year's most important transactions.
In Consumer Retail & Healthcare (CRH), we advised on the spin-off of Grupo Éxito, which was followed by others in Brazil (Viveo, Via Varejo), where capital markets have reopened.
Interest rate hikes during the year had a negative impact on IPOs. However, takeover bids increased significantly in the Spanish market, where Santander maintained a leading position. Santander also participated in large international transactions such as the aforementioned Arm transaction, secondary placements by London Stock Exchange Group and Coty's listing on Euronext Paris.
Collaboration revenue and income from multinational clients outside their local market increased by 9% year-on-year to around EUR 2.5 billion.
Results
Attributable profit increased 9% year-on-year to EUR 3,078 million (25% of the Group's total operating areas). In constant euros, profit increased by 20%. By line:
•Total income rose 18% to EUR 8,296 million, with strong increases in all regions, especially North America which rose 27%.
•Administrative expenses and amortizations increased 20% year-on-year as a result of the investment in products and development of new capabilities in the US. Despite this, the efficiency ratio stood at 40.9% and remained at lower levels than the rest of the sector.
•Lower net loan-loss provisions, which decreased by 34% compared to the previous year, together with adequate capital management, contributed to an RoTE of 25%.

SCIB. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	8,296	7,378	+12	+18
Expenses	(3,391)	(2,902)	+17	+20
Net operating income	4,905	4,476	+10	+17
LLPs	(162)	(249)	(35)	(34)
PBT	4,570	4,097	+12	+20
Attributable profit	3,078	2,817	+9	+20
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Wealth Management & Insurance	Underlying attributable profit
EUR 1,637 mn

EXECUTIVE SUMMARY

Strategy	Business performance[1]	Results[1]

We aim to become the best Wealth and Insurance Manager in Europe and the Americas by leveraging Group's scale and capabilities	Total assets under management grew by 14% year-on-year to EUR 460 billion, as a result of strong commercial dynamics	Total contribution to profit in 2023 grew 21% year-on-year to EUR 3,296 million, driven by higher net interest income and commercial activity
1. In constant euros.
Strategy
In 2023, we continued to work to become the best Wealth and Insurance Manager in Europe and the Americas. WM&I was one of the Group's growth drivers with a record year of 21% growth in contribution to Group profit. During the year, Euromoney named us Latin America's Best Bank for Wealth Management.
•In Private Banking, we continued to leverage our global platform so our clients can benefit from our scale and international presence, making it easy for them to move from one region of the Group to another. In terms of collaboration, we remained leaders in investment flows between Latin America, Europe and the US, managing network business volumes (cross-border business between markets) of EUR 53.9 billion (+15% year-on-year).
Our collaboration business with SCIB continued to increase, especially in Brazil, Chile and BPI. In 2023, total income reached EUR 189 million, 8% higher year-on-year.
During 2023, we continued to widen our value proposition and to innovate across our product range, seeking the best opportunities for our clients. We had a particular focus on alternatives, structured products, secured lending and socially responsible products (ESG).
In alternatives, we had almost EUR 3 billion in total capital commitments at the end of the year. In collaboration with Santander Alternative Investments, we launched Santander Innoenergy, a venture capital fund that invests in innovative startups in the field of energy transition. Aiming to select the best managers and the most appropriate strategies, we launched a new fund of funds in our Irish ICAV, Laurion Secondaries, offering a diversified Private Equity portfolio with secondary transactions.
Our offering in discretionary portfolio management and advisory mandates exceeded EUR 48 billion of total assets in 2023. Consistent performance and customized service has resulted in steady growth in this service in recent years.

Our real estate investment service, which is capturing a large part of investment flows between Latin America, Europe and the US, reached a total volume of EUR 240 million in transactions in 2023.
During 2023, Euromoney named us the Best Private Bank in Latin America, as well as the Best International Private Bank in Mexico, Argentina, Brazil, Peru, Uruguay, Poland and Portugal. Additionally, we received the prize for the Best Global Private Bank in Cybersecurity and Digital Portfolio Management in Europe by the Professional Wealth Management magazine, a Financial Times publication.

EUROMONEY
AWARDS FOR EXCELLENCE
2023
LATIN AMERICA
BEST BANK FOR WEALTH MANAGEMENT

EUROMONEY
GLOBAL PRIVATE BANKING AWARDS
2023

BEST PRIVATE BANK AWARD 2024
GLOBAL FINANCE

PWM
WEALTH TECH AWARDS 2023
WINNER
Best Private Bank for Digital Portfolio Management in Europe

PWM
WEALTH TECH AWARDS 2023
WINNER
Best Private Bank for Cyber Security (Global)

PWM | The Banker
GLOBAL PRIVATE BANKING AWARDS 2023
WINNER
Best Private Bank in Mexico

PWM | The Banker
GLOBAL PRIVATE BANKING AWARDS 2023
WINNER
Best Private Bank in Spain

•In Santander Asset Management (SAM), we had a record year in net sales (EUR 9.0 billion) driven by the adaptation of our value proposition to current market conditions. We are gaining market share in almost all our markets, and we continued to be the global product platform of choice for our retail banks, with EUR 1,128 million in total fees generated, in line with those of the previous year.
In Spain, we are developing the discretionary portfolio management model and launched two new funds whose advisory services are delegated to top managers such as BlackRock (US equities) and Fidelity (Asia). We continue to complement with our GO range in Luxembourg with two new strategies launched (Global Equity ESG and Asian Equity). Santander Pensiones was also one of the five entities awarded the contract to participate in the Publicly Promoted Employment Pension Fund in Spain (FPEPP), created to promote collective savings.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We also adapted our value proposition for institutional clients and implemented a new coverage model expanding our business beyond our existing footprint. Total net inflows for institutional clients in 2023 surpassed EUR 3 billion.
The range of alternative products is becoming increasingly robust, with 22 vehicles globally and EUR 2.5 billion in total commitments. Our main strategies include Private Debt, Infrastructure, Trade Finance and Real Estate, with the notable launch of Santander Global Real Assets Fund of Funds, for Private Banking clients.
We made further headway in terms of our ESG strategy, with assets under management of around EUR 48 billion. Together with RED, we launched the Santander Prosperity fund in seven countries and won the Best Product Innovation in The Global Private Banker Innovation Awards 2023.
Our efforts to continue offering the best investment solutions were recognized through several awards in the year, both globally (Most Innovative Investment Manager in Europe by Pan Finance magazine) and at a local level (Best Fixed Income Manager in Spain, Best Multi-Asset Manager in the UK, Best Money Market Manager in Brazil and Most Awarded Asset Manager in Chile, just to name a few).
•In Insurance, we continued delivering growth in gross premiums (+12% year-on-year), mainly driven by non-related and savings businesses. The credit-related business was slightly affected by the lower demand for credit in general.
In Europe, non-credit related insurance sales were particularly strong, as a result of new products and the transformation plans deployed across countries to improve customer experience and loyalty. During 2023, we reinforced our value proposition for SMEs and Health, launching a leasing insurance product in Portugal and a new partnership with BUPA in the UK. More recently in the fourth quarter, we reinforced our Savings value offer in Portugal with a new five-year product, offering yields until maturity. In Spain, we also started the commercialization of reverse mortgages with Mapfre.
In the Americas, new sales in non-credit related insurance business continued with strong growth, especially in savings. In 2023, we completed our Savings offer in Mexico by launching a USD unit linked for Private Banking and Plan Futuro funds for the Select segment. In Chile, we launched a new Health product in alliance with UC Christus, one of the best hospitals in the country. We also reinforced our value offer for SMEs with new products (e.g., Cyber in Mexico, a cyber threat insurance for SMEs). Smart use of data was implemented in all countries to reduce claim processing times by 90% compared to traditional processes.

The motor vehicle insurance business grew 10% year-on-year. Our Autocompara platform, with presence in Argentina, Brazil, Chile, Mexico and Uruguay, reached 1.4 million active policies and we added new companies in Brazil such as Porto Seguro (market leader in Auto segment) and Azul to further strengthen our competitive position.
Our digital strategy continued to drive growth in new sales through digital channels, now representing 20% of total sales.
Business performance
Total assets under management amounted to EUR 460.3 billion, 14% higher year-on-year, driven by intense commercial activity.

Business performance: SAM and Private Banking
EUR billion and % change in constant euros. December 2023

/ 2022
+14%
+10%
+15%
+10%
+31%
+4%
+2%

Note: Total assets marketed and/or managed in 2023 and 2022.
(*) Total adjusted private banking customer funds managed by SAM.
•In Private Banking, the volume of customer assets and liabilities (CAL) reached EUR 300.4 billion, 15% higher than in 2022. Net new money amounted to EUR 13.7 billion (4.6% of total volume). Profit after tax reached EUR 1,191 million, 75% higher than the contribution in 2022 in constant euros, primarily backed by net interest income and improved commercial activity. Clients increased 9% to 260,000.
•In SAM, total assets under management increased 15% year-on-year to EUR 217.1 billion. We had a record year in net sales of more than EUR 9 billion (4.2% of total AuMs) with almost all countries gaining market share. SAM’s total contribution to the Group's profit (including fees ceded to the commercial network) was EUR 609 million, +5% year-on-year.
•In Insurance, gross written premiums amounted to EUR 13.1 billion (up 12% year-on-year) and fee income rose 2%. Total contribution to profit reached EUR 1,496 million, +2% year-on-year.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Results
Attributable profit was EUR 1,637 million in 2023, up 46% year-on-year. In constant euros, it was 48% higher:
•Total income increased 31% mainly driven by higher net interest income supported by strong trading activity and rising interest rates.
•Total fee income generated, including those ceded to the commercial network, amounted to EUR 3,725 million, +1% year-on-year, representing 31% of the Group's total fee income.
•Administrative expenses and amortizations were 12% higher year-on-year, due to investments and higher costs related to increased commercial activity.
•As a result, net operating income increased 44% year-on-year and the efficiency ratio improved 5.9 pp in the year to 34.0%.

Total contribution to profit
EUR million and % change in constant euros

3,296

〉 +21%
/ 2022

The total contribution to the Group's profit (profit after tax plus and total fees generated net of tax) was EUR 3,296 million, 20% higher than in 2022 (+21% in constant euros).

WM&I. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	3,396	2,635	+29	+31
Expenses	(1,156)	(1,054)	+10	+12
Net operating income	2,240	1,581	+42	+44
LLPs	21	(14)	—	—
PBT	2,235	1,531	+46	+48
Attributable profit	1,637	1,119	+46	+48
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

PagoNxt	Underlying attributable profit
-EUR 77 mn

EXECUTIVE SUMMARY

Strategy	Business performance[1]	Results

Scale up our global platform of innovative payments and integrated value-added solutions serving the payment needs for Grupo Santander and for open market customers worldwide	PagoNxt continued to expand in 2023. Getnet's Total Payments Volume reached EUR 206 billion globally, a 22% increase versus 2022	Continued momentum in total income in 2023, reaching EUR 1,140 million, up 20% year-on-year (+17% in constant euros)

1. In constant euros.
Strategy
PagoNxt aims to be a global leadership in payments through a distinct, holistic and customer-centric value proposition. We are a one-of-a-kind paytech business that provides customers with a wide range of innovative payments and integrated value-added solutions.
Since 2020, PagoNxt has been built through the combination of several strategic and high-growth business segments (e.g. Merchant Acquiring, International Trade and Payments Hub).
Already existing businesses, like Merchant Acquiring in core Santander countries like Brazil, Mexico and Spain, have been combined with newly internally developed global technology platforms (i.e. Merchant Solutions, OneTrade and Account-To-Account Payments) and a limited number of inorganic acquisitions (e.g. Ebury).
PagoNxt's technology platforms and specialist teams serve the payments needs of Grupo Santander's customers and cater to open market opportunities beyond Santander's footprint with in-depth solutions for millions of businesses and people.
PagoNxt runs an efficient global operating model that covers three core regions (Europe, South America and North America) with bank-grade security and compliance embedded in our customer products.
PagoNxt's strategy for the next few years is anchored on 3 key pillars:
•Scaling up our global, cloud-native, secure and efficient platform, which is interconnected and API-based to ensure customer access through a single integration. We process and generate insights to help our customers and their businesses harness the full power of data to make decisions.
•accelerating commercial growth by further strengthening our commerce and trade ecosystem and our distribution through Santander commercial platforms with a focus on SMEs.
•maximizing the open market opportunity through direct commercialization and distribution partnerships (with integrated software vendors (ISVs), financial institutions (FI), non-banking financial institutions (NBFI)), increasing our market penetration in Europe, South America and North
America and extending our footprint to additional strategic countries.
This strategy is fully aligned with PagoNxt's short- and medium-term targets, namely, delivering sustained and diversified revenue growth, growing the open market business and ensuring operational leverage for improved scale-driven margins and bottom-line profitability.
Business performance
Getnet, our end-to-end Merchant Acquiring business with presence in Latin America (Brazil, Mexico, Argentina, Chile and Uruguay) and Europe (pan-European activity with active merchants in 15 countries), continued consolidating its franchise and market position and growing above market in most regions. Getnet improved its position in Merchant acquiring to second in Latin America and 17th globally, according to the Nilson reports based on number of transactions.
In 2023, Getnet's Total Payments Volume (TPV) reached EUR 206 billion, +25% year-on-year (+22% in constant euros). This growth was accompanied by margin expansion due to increasing scale and the roll out of innovative value-added services, global e-commerce capabilities and further developed specialized vertical solutions which it shares across countries. Highlights by market were:
•Getnet Brazil's TPV increased 14%. Brazil's focus has been on profitable growth through higher penetration in SMEs, our pre-payments products, and value-added services. We are pursuing opportunities across all sales channels and enhancing open market sales through partnerships with banks and ISVs, direct sales and digital channels.
•Getnet Europe, our pan-European acquirer, grew significantly in the year. TPV increased 31% year-on-year, mainly driven by the Spanish and Portuguese markets. In the UK, we are currently operating with a reduced number of customers under our UK FCA licence. We continue enhancing our platform capabilities, with new payment methods, a vertical solution for airlines and a stronger value-added proposition for SMEs, which enable us to progress on our open market strategy with merchants operating in 15 countries.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•Getnet Mexico's activity remained strong, with TPV increasing 23% year-on-year, driven by higher SME penetration and the strong performance of our open market distribution channels, which include several partnerships with payment’s facilitators, ISVs and payment ecosystems. We launched several innovative value-added services like tap-on-phone, DCC and dynamic working capital.
•We are ramping up Getnet's commercial activity in other Latin American countries. Our acquiring businesses in Argentina and Uruguay launched in 2022 are showing strong growth as they start penetrating Santander's merchant base. Chile, with 80% year-on-year TPV growth, is accelerating its penetration in the Chilean market through Santander and open market, which already represents around 50% of new onboardings.
PagoNxt OneTrade platform comprises two different activities: one which offers a range of international business services delivered to our banks and their customers as a Banking-as-a-Service proposition, and another service delivered to open market customers through an Electronic Money Institution.
The Banking-as-a-Service proposition enabled Santander to replace multiple investments in local institutions with a single global one, accelerating implementation while reducing operational and maintenance costs.
In 2023, we achieved significant progress and all core interconnected services are fully operational. Some of the services which have already been rolled out across core markets such as Spain, Mexico and Chile are: OneTrade FX, a digital FX service facilitating currency trading; International Payments, aimed at fostering Corporate and SMEs business; and TradeNxt, a trade finance platform supporting import/export activities.
We expect to ramp up OneTrade open market activities in the first half of 2024 by scaling up its correspondent banking offering (cross-border payments and FX services) targeted at financial institutions, non-banking financial institutions and other entities in need of cross-border payments optimization.
PagoNxt continued to accelerate its roadmap to be Santander's wholesale payments processing provider, centralizing all types of payments (except cards). In 2023, we continued the development of our product capability around five core areas (Instant Payments, Credit Transfers, Bulk Credit Transfers, Direct Debits and International Payments) and implemented functionality across multiple countries and businesses (SCIB, Openbank, Spain, Portugal, Germany, the UK and Mexico). Significant volumes of payments have already been migrated into the new payments platform reaching an annualized volume of 700 million transactions.
Ebury continued to deliver organic top-line growth, with double-digit growth in total income. The business continued to enhance its B2B offerings and recently completed the acquisition of Bexs, the Brazilian cross-border payments and FX transactions specialist.
Results
Attributable loss of EUR 77 million in 2023, a marked improvement versus a loss of EUR 215 million in 2022.
Total income continued its upward momentum in 2023 and reached EUR 1,140 million, a 17% increase year-on-year in constant euros, backed by increased activity and volumes, especially in our Merchant and Trade businesses (Getnet and Ebury).

PagoNxt. Total income performance
Constant EUR million

+17%
In 2023, administrative expenses and amortizations grew by 6% year-on-year and reflected inflation pressures and the ongoing investment plans to develop and implement global technology.

PagoNxt. Underlying income statement
EUR million and % change
			/	2022
	2023	2022	%	% excl. FX

Revenue	1,140	953	+20	+17
Expenses	(1,091)	(1,024)	+7	+6
Net operating income	49	(71)	—	—
LLPs	(24)	(44)	(46)	(46)
PBT	(17)	(141)	(88)	(87)
Attributable profit	(77)	(215)	(64)	(63)
Detailed financial information in section 4.6 'Appendix'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.6 Appendix

Primary segments
EUR million
	Europe				Spain
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%
Net interest income	15,910	12,565	26.6	27.0	6,641	4,539	46.3
Net fee income	4,399	4,493	(2.1)	(2.2)	2,699	2,818	(4.2)
Gains (losses) on financial transactions A	1,033	821	25.9	25.8	688	612	12.3
Other operating income	97	151	(35.8)	(34.2)	105	265	(60.4)
Total income	21,439	18,030	18.9	19.2	10,132	8,233	23.1
Administrative expenses and amortizations	(9,030)	(8,523)	5.9	6.4	(4,227)	(3,998)	5.7
Net operating income	12,409	9,507	30.5	30.5	5,905	4,236	39.4
Net loan-loss provisions	(2,533)	(2,396)	5.7	5.4	(1,522)	(1,618)	(5.9)
Other gains (losses) and provisions	(1,681)	(1,629)	3.2	2.8	(984)	(539)	82.4
Profit before tax	8,195	5,482	49.5	49.9	3,399	2,079	63.5
Tax on profit	(2,371)	(1,492)	58.9	59.2	(1,029)	(518)	98.5
Profit from continuing operations	5,824	3,989	46.0	46.4	2,371	1,560	51.9
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	5,824	3,989	46.0	46.4	2,371	1,560	51.9
Non-controlling interests	(342)	(179)	90.6	84.7	—	—	(26.2)
Profit attributable to the parent	5,482	3,810	43.9	44.6	2,371	1,560	51.9

Balance sheet
Loans and advances to customers	570,067	591,280	(3.6)	(4.8)	239,214	256,397	(6.7)
Cash, central banks and credit institutions	198,451	216,310	(8.3)	(9.1)	116,317	129,113	(9.9)
Debt instruments	115,428	76,319	51.2	49.1	70,072	42,008	66.8
Other financial assets	44,538	47,737	(6.7)	(6.7)	40,926	43,555	(6.0)
Other asset accounts	26,860	26,564	1.1	0.5	17,075	17,995	(5.1)
Total assets	955,344	958,209	(0.3)	(1.4)	483,603	489,067	(1.1)
Customer deposits	644,921	643,875	0.2	(1.1)	324,099	329,414	(1.6)
Central banks and credit institutions	104,164	112,254	(7.2)	(7.9)	44,802	43,110	3.9
Marketable debt securities	79,095	71,731	10.3	8.7	28,486	23,674	20.3
Other financial liabilities	53,361	60,010	(11.1)	(11.2)	46,532	52,876	(12.0)
Other liabilities accounts	29,633	27,300	8.5	8.0	22,264	19,600	13.6
Total liabilities	911,173	915,169	(0.4)	(1.5)	466,184	468,674	(0.5)
Total equity	44,171	43,040	2.6	1.2	17,419	20,394	(14.6)

Memorandum items:
Gross loans and advances to customers B	551,722	579,476	(4.8)	(6.0)	229,803	249,821	(8.0)
Customer funds	725,417	720,910	0.6	(0.5)	386,810	394,679	(2.0)
Customer deposits C	620,299	627,630	(1.2)	(2.4)	308,745	322,284	(4.2)
Mutual funds	105,118	93,280	12.7	12.2	78,065	72,395	7.8

Ratios (%), operating means and customers
RoTE	14.47	9.28	5.19		14.16	7.89	6.27
Efficiency ratio	42.1	47.3	(5.2)		41.7	48.6	(6.8)
NPL ratio	2.32	2.37	(0.05)		3.06	3.27	(0.21)
Total coverage ratio	49.3	51.8	(2.5)		49.1	51.0	(1.9)
Number of employees	67,457	65,581	2.9		26,834	26,839	(0.0)
Number of branches	3,083	3,148	(2.1)		1,874	1,913	(2.0)
Number of total customers (thousands)	46,293	45,564	1.6		15,023	14,320	4.9
Number of active customers (thousands)	28,538	28,124	1.5		8,367	7,852	6.6

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Primary segments
EUR million
	United Kingdom				Portugal
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%
Net interest income	5,152	4,992	3.2	5.3	1,465	747	96.2
Net fee income	338	390	(13.3)	(11.5)	464	484	(4.2)
Gains (losses) on financial transactions A	29	31	(4.6)	(2.7)	33	56	(41.0)
Other operating income	5	6	(7.2)	(5.3)	21	8	152.5
Total income	5,525	5,418	2.0	4.0	1,982	1,295	53.1
Administrative expenses and amortizations	(2,745)	(2,685)	2.2	4.3	(542)	(502)	8.1
Net operating income	2,779	2,733	1.7	3.7	1,440	793	81.6
Net loan-loss provisions	(247)	(316)	(21.7)	(20.1)	(77)	(17)	353.6
Other gains (losses) and provisions	(425)	(517)	(17.9)	(16.3)	(49)	(1)	—
Profit before tax	2,107	1,900	10.9	13.1	1,314	775	69.4
Tax on profit	(563)	(505)	11.4	13.6	(416)	(240)	73.2
Profit from continuing operations	1,545	1,395	10.8	13.0	898	536	67.8
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	1,545	1,395	10.8	13.0	898	536	67.8
Non-controlling interests	—	—	—	—	(2)	(2)	38.9
Profit attributable to the parent	1,545	1,395	10.8	13.0	896	534	67.9

Balance sheet
Loans and advances to customers	245,743	251,892	(2.4)	(4.5)	36,864	39,126	(5.8)
Cash, central banks and credit institutions	62,387	65,962	(5.4)	(7.5)	8,084	9,634	(16.1)
Debt instruments	10,234	7,294	40.3	37.3	10,991	7,887	39.4
Other financial assets	289	601	(52.0)	(53.0)	1,078	1,095	(1.6)
Other asset accounts	4,363	3,292	32.5	29.7	1,279	1,481	(13.7)
Total assets	323,016	329,042	(1.8)	(3.9)	58,297	59,223	(1.6)
Customer deposits	233,453	230,829	1.1	(1.0)	36,366	38,506	(5.6)
Central banks and credit institutions	28,202	37,022	(23.8)	(25.5)	9,237	9,182	0.6
Marketable debt securities	43,850	44,088	(0.5)	(2.7)	4,813	3,288	46.4
Other financial liabilities	3,434	3,549	(3.2)	(5.3)	319	448	(28.8)
Other liabilities accounts	1,704	1,553	9.7	7.4	3,725	4,467	(16.6)
Total liabilities	310,642	317,041	(2.0)	(4.1)	54,460	55,890	(2.6)
Total equity	12,373	12,001	3.1	0.9	3,837	3,333	15.1

Memorandum items:
Gross loans and advances to customers B	235,111	244,840	(4.0)	(6.0)	37,658	40,066	(6.0)
Customer funds	231,667	228,993	1.2	(1.0)	40,618	42,129	(3.6)
Customer deposits C	224,396	221,884	1.1	(1.0)	36,366	38,506	(5.6)
Mutual funds	7,272	7,109	2.3	0.1	4,252	3,623	17.4

Ratios (%), operating means and customers
RoTE	13.01	10.70	2.31		25.92	15.03	10.89
Efficiency ratio	49.7	49.6	0.1		27.3	38.7	(11.4)
NPL ratio	1.42	1.21	0.22		2.59	2.99	(0.39)
Total coverage ratio	30.3	33.8	(3.4)		82.7	79.3	3.4
Number of employees	22,280	21,185	5.2		4,945	4,952	(0.1)
Number of branches	444	449	(1.1)		376	383	(1.8)
Number of total customers (thousands)	22,481	22,402	0.4		2,908	2,923	(0.5)
Number of active customers (thousands)	13,864	13,995	(0.9)		1,838	1,784	3.0

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Primary segments
EUR million
	Poland				Other Europe
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX
Net interest income	2,543	1,976	28.7	24.7	109	312	(65.0)	(64.4)
Net fee income	589	528	11.6	8.1	309	273	13.2	14.7
Gains (losses) on financial transactions A	67	93	(28.2)	(30.4)	217	29	641.1	685.2
Other operating income	(17)	(123)	(85.8)	(86.3)	(16)	(5)	249.6	266.1
Total income	3,182	2,474	28.6	24.6	618	609	1.6	3.2
Administrative expenses and amortizations	(862)	(692)	24.6	20.7	(653)	(646)	1.1	2.1
Net operating income	2,320	1,782	30.1	26.1	(35)	(38)	(6.5)	(14.4)
Net loan-loss provisions	(674)	(440)	53.2	48.5	(12)	(6)	112.3	112.2
Other gains (losses) and provisions	(253)	(553)	(54.2)	(55.6)	30	(18)	—	—
Profit before tax	1,392	789	76.4	71.0	(17)	(61)	(71.5)	(72.8)
Tax on profit	(377)	(247)	52.7	47.9	13	18	(28.5)	(31.7)
Profit from continuing operations	1,015	542	87.3	81.5	(5)	(43)	(89.1)	(89.6)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,015	542	87.3	81.5	(5)	(43)	(89.1)	(89.6)
Non-controlling interests	(342)	(179)	91.2	85.3	2	1	103.7	103.7
Profit attributable to the parent	674	364	85.3	79.6	(3)	(42)	(93.7)	(94.0)

Balance sheet
Loans and advances to customers	33,850	29,659	14.1	5.8	14,397	14,206	1.3	4.7
Cash, central banks and credit institutions	9,289	8,898	4.4	(3.2)	2,374	2,703	(12.2)	(10.3)
Debt instruments	15,070	11,865	27.0	17.8	9,060	7,265	24.7	24.9
Other financial assets	733	628	16.8	8.3	1,512	1,857	(18.6)	(16.1)
Other asset accounts	1,974	1,616	22.2	13.3	2,170	2,180	(0.5)	1.1
Total assets	60,916	52,665	15.7	7.2	29,512	28,211	4.6	6.9
Customer deposits	44,500	39,299	13.2	5.0	6,503	5,827	11.6	15.4
Central banks and credit institutions	4,623	4,969	(7.0)	(13.7)	17,300	17,971	(3.7)	(2.1)
Marketable debt securities	1,945	681	185.6	164.8	—	—	—	—
Other financial liabilities	1,706	1,179	44.7	34.2	1,369	1,958	(30.1)	(28.0)
Other liabilities accounts	1,687	1,378	22.4	13.5	253	302	(16.3)	(15.9)
Total liabilities	54,462	47,506	14.6	6.3	25,425	26,058	(2.4)	(0.3)
Total equity	6,454	5,159	25.1	16.0	4,087	2,153	89.9	95.2

Memorandum items:
Gross loans and advances to customers B	34,729	30,524	13.8	5.5	14,420	14,226	1.4	4.7
Customer funds	49,371	42,370	16.5	8.0	16,951	12,740	33.1	35.1
Customer deposits C	44,462	39,299	13.1	4.9	6,330	5,658	11.9	15.8
Mutual funds	4,909	3,071	59.9	48.2	10,621	7,082	50.0	50.0

Ratios (%), operating means and customers
RoTE	17.68	11.93	5.75
Efficiency ratio	27.1	28.0	(0.9)
NPL ratio	3.55	3.80	(0.25)
Total coverage ratio	73.3	74.0	(0.6)
Number of employees	10,822	10,532	2.8
Number of branches	381	395	(3.5)
Number of total customers (thousands)	5,877	5,697	3.2
Number of active customers (thousands)	4,465	4,316	3.4

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Primary segments
EUR million
	North America				United States
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX
Net interest income	10,159	9,705	4.7	2.6	5,742	6,140	(6.5)	(3.8)
Net fee income	2,192	1,958	11.9	6.7	766	771	(0.6)	2.2
Gains (losses) on financial transactions A	505	204	147.3	147.9	294	164	79.2	84.3
Other operating income	318	449	(29.1)	(24.4)	406	548	(25.9)	(23.8)
Total income	13,174	12,316	7.0	4.7	7,209	7,623	(5.4)	(2.7)
Administrative expenses and amortizations	(6,465)	(5,871)	10.1	8.0	(3,679)	(3,599)	2.2	5.1
Net operating income	6,708	6,445	4.1	1.7	3,531	4,025	(12.3)	(9.8)
Net loan-loss provisions	(3,733)	(2,538)	47.1	45.2	(2,593)	(1,744)	48.7	52.9
Other gains (losses) and provisions	(138)	(118)	17.4	9.0	(74)	(20)	278.1	288.9
Profit before tax	2,837	3,790	(25.1)	(27.2)	863	2,261	(61.8)	(60.7)
Tax on profit	(468)	(869)	(46.1)	(47.9)	69	(478)	—	—
Profit from continuing operations	2,369	2,921	(18.9)	(21.1)	932	1,784	(47.7)	(46.3)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,369	2,921	(18.9)	(21.1)	932	1,784	(47.7)	(46.3)
Non-controlling interests	(15)	(43)	(64.9)	(68.3)	—	—	—	—
Profit attributable to the parent	2,354	2,878	(18.2)	(20.3)	932	1,784	(47.7)	(46.3)

Balance sheet
Loans and advances to customers	174,780	171,519	1.9	1.8	126,843	130,390	(2.7)	0.7
Cash, central banks and credit institutions	35,969	35,607	1.0	(1.9)	21,215	20,000	6.1	9.8
Debt instruments	50,311	44,060	14.2	9.7	22,686	21,637	4.8	8.5
Other financial assets	10,937	14,668	(25.4)	(29.6)	4,075	5,241	(22.3)	(19.5)
Other asset accounts	22,829	22,741	0.4	0.8	16,307	17,837	(8.6)	(5.4)
Total assets	294,827	288,595	2.2	0.8	191,126	195,106	(2.0)	1.4
Customer deposits	175,958	168,748	4.3	3.8	121,782	124,209	(2.0)	1.5
Central banks and credit institutions	34,723	25,294	37.3	29.2	17,411	8,572	103.1	110.3
Marketable debt securities	35,133	41,063	(14.4)	(14.1)	27,059	32,685	(17.2)	(14.3)
Other financial liabilities	18,606	20,883	(10.9)	(15.4)	7,276	8,346	(12.8)	(9.7)
Other liabilities accounts	6,764	6,943	(2.6)	(5.0)	3,119	4,116	(24.2)	(21.6)
Total liabilities	271,183	262,931	3.1	1.8	176,646	177,929	(0.7)	2.8
Total equity	23,644	25,664	(7.9)	(9.1)	14,480	17,177	(15.7)	(12.7)

Memorandum items:
Gross loans and advances to customers B	161,401	156,521	3.1	2.6	112,671	115,248	(2.2)	1.2
Customer funds	171,310	164,414	4.2	3.0	108,062	112,856	(4.2)	(0.9)
Customer deposits C	141,863	135,955	4.3	3.7	95,697	98,346	(2.7)	0.7
Mutual funds	29,447	28,459	3.5	(0.3)	12,364	14,510	(14.8)	(11.8)

Ratios (%), operating means and customers
RoTE	9.76	11.06	(1.30)		6.07	9.40	(3.33)
Efficiency ratio	49.1	47.7	1.4		51.0	47.2	3.8
NPL ratio	4.09	3.03	1.06		4.57	3.25	1.32
Total coverage ratio	73.8	93.3	(19.4)		67.7	90.3	(22.6)
Number of employees	45,593	44,518	2.4		13,489	14,610	(7.7)
Number of branches	1,784	1,854	(3.8)		415	485	(14.4)
Number of total customers (thousands)	25,027	24,980	0.2		4,510	4,523	(0.3)
Number of active customers (thousands)	14,486	14,020	3.3		4,223	4,137	2.1

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Primary segments
EUR million
	Mexico				Other North America
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX
Net interest income	4,408	3,565	23.7	12.1	8	—	—	—
Net fee income	1,374	1,140	20.5	9.3	52	47	10.0	10.0
Gains (losses) on financial transactions A	211	39	435.2	385.2	(1)	—	—	—
Other operating income	(94)	(122)	(22.6)	(29.8)	6	22	(71.7)	(71.7)
Total income	5,899	4,623	27.6	15.7	66	70	(6.1)	(6.1)
Administrative expenses and amortizations	(2,588)	(2,076)	24.7	13.0	(199)	(196)	1.3	1.4
Net operating income	3,311	2,547	30.0	17.9	(133)	(126)	5.4	5.5
Net loan-loss provisions	(1,135)	(788)	44.1	30.6	(5)	(6)	(15.2)	(15.2)
Other gains (losses) and provisions	(57)	(94)	(39.1)	(44.7)	(7)	(5)	52.0	52.5
Profit before tax	2,119	1,665	27.2	15.4	(145)	(137)	6.1	6.1
Tax on profit	(541)	(407)	32.9	20.5	5	17	(70.6)	(70.6)
Profit from continuing operations	1,577	1,257	25.4	13.7	(140)	(120)	16.8	16.8
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,577	1,257	25.4	13.7	(140)	(120)	16.8	16.8
Non-controlling interests	(17)	(44)	(61.0)	(64.7)	2	1	103.7	103.7
Profit attributable to the parent	1,560	1,213	28.6	16.6	(138)	(119)	16.0	16.1

Balance sheet
Loans and advances to customers	47,905	41,080	16.6	4.8	32	48	(33.3)	(33.3)
Cash, central banks and credit institutions	14,088	15,254	(7.6)	(17.0)	666	354	88.5	88.5
Debt instruments	27,624	22,423	23.2	10.7	2	—	—	—
Other financial assets	6,723	9,257	(27.4)	(34.8)	139	170	(18.0)	(18.0)
Other asset accounts	6,156	4,622	33.2	19.6	366	282	29.8	29.8
Total assets	102,496	92,636	10.6	(0.6)	1,205	853	41.2	41.2
Customer deposits	53,703	44,309	21.2	8.9	473	230	105.9	105.9
Central banks and credit institutions	17,047	16,592	2.7	(7.7)	265	130	103.1	103.1
Marketable debt securities	8,074	8,378	(3.6)	(13.4)	—	—	—	—
Other financial liabilities	11,189	12,374	(9.6)	(18.8)	141	163	(13.2)	(13.2)
Other liabilities accounts	3,579	2,764	29.5	16.4	66	64	2.9	2.9
Total liabilities	93,592	84,416	10.9	(0.4)	945	587	61.1	61.1
Total equity	8,904	8,220	8.3	(2.7)	259	266	(2.6)	(2.6)

Memorandum items:
Gross loans and advances to customers B	48,688	41,218	18.1	6.1	41	55	(24.8)	(24.8)
Customer funds	62,775	51,328	22.3	9.9	473	230	105.9	105.9
Customer deposits C	45,693	37,379	22.2	9.8	473	230	105.9	105.9
Mutual funds	17,082	13,949	22.5	10.0	—	—	—	—

Ratios (%), operating means and customers
RoTE	17.70	16.92	0.77
Efficiency ratio	43.9	44.9	(1.0)
NPL ratio	2.82	2.32	0.50
Total coverage ratio	100.0	106.6	(6.6)
Number of employees	30,876	28,834	7.1
Number of branches	1,369	1,369	0.0
Number of total customers (thousands)	20,517	20,239	1.4
Number of active customers (thousands)	10,263	9,711	5.7

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Primary segments
EUR million
	South America				Brazil
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX
Net interest income	13,040	12,979	0.5	12.0	9,116	8,901	2.4	2.0
Net fee income	4,684	4,515	3.7	14.0	3,462	3,296	5.0	4.6
Gains (losses) on financial transactions A	1,280	1,291	(0.9)	13.8	483	736	(34.5)	(34.7)
Other operating income	(1,033)	(761)	35.8	403.0	43	(23)	—	—
Total income	17,971	18,025	(0.3)	7.8	13,104	12,910	1.5	1.1
Administrative expenses and amortizations	(6,920)	(6,675)	3.7	16.7	(4,529)	(4,180)	8.3	7.9
Net operating income	11,050	11,350	(2.6)	2.9	8,574	8,730	(1.8)	(2.2)
Net loan-loss provisions	(5,401)	(5,041)	7.1	8.9	(4,701)	(4,417)	6.4	6.0
Other gains (losses) and provisions	(1,041)	(544)	91.1	212.9	(963)	(259)	272.0	270.4
Profit before tax	4,608	5,764	(20.1)	(15.4)	2,911	4,055	(28.2)	(28.5)
Tax on profit	(1,121)	(1,549)	(27.7)	(23.4)	(776)	(1,232)	(37.0)	(37.3)
Profit from continuing operations	3,487	4,215	(17.3)	(12.5)	2,135	2,822	(24.3)	(24.7)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3,487	4,215	(17.3)	(12.5)	2,135	2,822	(24.3)	(24.7)
Non-controlling interests	(449)	(557)	(19.4)	(19.9)	(215)	(278)	(22.9)	(23.2)
Profit attributable to the parent	3,038	3,658	(16.9)	(11.2)	1,921	2,544	(24.5)	(24.8)

Balance sheet
Loans and advances to customers	153,244	144,812	5.8	7.2	96,399	86,202	11.8	6.2
Cash, central banks and credit institutions	67,410	52,358	28.7	30.1	53,618	40,858	31.2	24.6
Debt instruments	64,352	57,106	12.7	18.7	47,325	37,387	26.6	20.2
Other financial assets	20,796	19,854	4.7	7.8	8,161	5,682	43.6	36.4
Other asset accounts	19,247	18,795	2.4	3.6	14,590	14,037	3.9	(1.3)
Total assets	325,049	292,925	11.0	13.3	220,093	184,165	19.5	13.5
Customer deposits	155,448	137,661	12.9	17.3	110,162	89,957	22.5	16.3
Central banks and credit institutions	48,898	42,921	13.9	14.1	28,333	23,477	20.7	14.6
Marketable debt securities	39,603	35,063	12.9	11.2	27,976	23,997	16.6	10.7
Other financial liabilities	42,438	41,445	2.4	2.7	28,625	25,719	11.3	5.7
Other liabilities accounts	12,768	11,327	12.7	16.8	7,938	5,477	44.9	37.6
Total liabilities	299,155	268,417	11.5	13.6	203,035	168,627	20.4	14.3
Total equity	25,894	24,508	5.7	10.1	17,058	15,539	9.8	4.2

Memorandum items:
Gross loans and advances to customers B	160,987	152,435	5.6	6.9	102,583	92,194	11.3	5.7
Customer funds	205,675	182,541	12.7	17.3	145,044	120,911	20.0	13.9
Customer deposits C	135,342	123,307	9.8	15.3	90,297	75,767	19.2	13.2
Mutual funds	70,333	59,234	18.7	21.3	54,747	45,144	21.3	15.2

Ratios (%), operating means and customers
RoTE	14.43	18.77	(4.33)		13.73	19.23	(5.50)
Efficiency ratio	38.5	37.0	1.5		34.6	32.4	2.2
NPL ratio	5.72	6.20	(0.49)		6.56	7.57	(1.00)
Total coverage ratio	78.4	76.0	2.4		84.7	79.5	5.2
Number of employees	80,997	78,271	3.5		57,775	55,993	3.2
Number of branches	3,309	3,653	(9.4)		2,580	2,847	(9.4)
Number of total customers (thousands)	73,028	69,553	5.0		62,804	60,117	4.5
Number of active customers (thousands)	37,517	38,368	(2.2)		30,460	31,813	(4.3)

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Primary segments
EUR million
	Chile				Argentina
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX
Net interest income	1,383	1,772	(22.0)	(22.9)	1,879	1,778	5.7	399.4
Net fee income	572	468	22.2	20.8	396	542	(26.9)	245.2
Gains (losses) on financial transactions A	320	242	32.2	30.7	341	218	56.0	637.0
Other operating income	11	(33)	—	—	(1,071)	(705)	51.9	617.8
Total income	2,285	2,449	(6.7)	(7.7)	1,544	1,833	(15.8)	298.1
Administrative expenses and amortizations	(1,020)	(981)	4.0	2.8	(775)	(987)	(21.5)	271.0
Net operating income	1,265	1,468	(13.8)	(14.8)	769	846	(9.1)	329.7
Net loan-loss provisions	(365)	(399)	(8.5)	(9.5)	(150)	(132)	13.6	436.9
Other gains (losses) and provisions	51	(8)	—	—	(114)	(270)	(57.7)	99.8
Profit before tax	951	1,062	(10.4)	(11.4)	505	443	13.8	437.9
Tax on profit	(135)	(105)	28.5	27.0	(117)	(118)	(1.4)	366.1
Profit from continuing operations	816	956	(14.7)	(15.6)	388	325	19.4	464.1
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	816	956	(14.7)	(15.6)	388	325	19.4	464.1
Non-controlling interests	(234)	(279)	(16.0)	(16.9)	(2)	(1)	154.0	—
Profit attributable to the parent	582	677	(14.1)	(15.1)	386	324	19.0	462.3

Balance sheet
Loans and advances to customers	42,616	43,336	(1.7)	4.4	3,767	5,586	(32.6)	218.7
Cash, central banks and credit institutions	6,373	6,344	0.5	6.6	4,548	3,021	50.6	611.4
Debt instruments	13,273	11,977	10.8	17.6	1,368	5,317	(74.3)	21.6
Other financial assets	12,159	13,898	(12.5)	(7.1)	11	74	(85.8)	(32.7)
Other asset accounts	2,746	2,869	(4.3)	1.6	776	1,017	(23.7)	260.6
Total assets	77,167	78,425	(1.6)	4.5	10,470	15,015	(30.3)	229.5
Customer deposits	29,578	29,042	1.8	8.1	6,478	10,547	(38.6)	190.2
Central banks and credit institutions	14,808	13,906	6.5	13.0	1,271	1,080	17.6	455.9
Marketable debt securities	10,775	10,415	3.5	9.8	148	153	(3.4)	356.6
Other financial liabilities	12,624	14,650	(13.8)	(8.5)	638	811	(21.3)	272.0
Other liabilities accounts	3,733	4,832	(22.7)	(18.0)	455	514	(11.5)	318.4
Total liabilities	71,518	72,845	(1.8)	4.2	8,990	13,105	(31.4)	224.2
Total equity	5,648	5,580	1.2	7.5	1,479	1,910	(22.6)	266.0

Memorandum items:
Gross loans and advances to customers B	43,823	44,588	(1.7)	4.3	3,878	5,781	(32.9)	217.0
Customer funds	40,098	38,014	5.5	12.0	10,288	14,499	(29.0)	235.3
Customer deposits C	29,337	28,889	1.6	7.8	6,478	10,547	(38.6)	190.2
Mutual funds	10,761	9,126	17.9	25.2	3,810	3,952	(3.6)	355.5

Ratios (%), operating means and customers
RoTE	14.82	19.47	(4.65)		55.60	26.23	29.36
Efficiency ratio	44.6	40.1	4.6		50.2	53.9	(3.7)
NPL ratio	5.01	4.99	0.02		1.99	2.08	(0.10)
Total coverage ratio	52.7	56.3	(3.6)		165.7	180.4	(14.7)
Number of employees	9,948	9,773	1.8		8,455	8,251	2.5
Number of branches	248	283	(12.4)		322	375	(14.1)
Number of total customers (thousands)	4,052	3,577	13.3		4,771	4,385	8.8
Number of active customers (thousands)	2,399	2,196	9.2		3,562	3,203	11.2

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Primary segments
EUR million
	Other South America				Digital Consumer Bank
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX
Net interest income	662	527	25.6	24.1	4,193	4,022	4.3	6.1
Net fee income	254	210	21.2	20.2	796	843	(5.6)	(5.3)
Gains (losses) on financial transactions A	137	95	44.5	45.1	117	60	95.5	94.8
Other operating income	(16)	1	—	—	396	344	15.1	15.3
Total income	1,038	832	24.6	23.5	5,502	5,269	4.4	5.9
Administrative expenses and amortizations	(596)	(527)	13.2	12.7	(2,618)	(2,462)	6.4	8.1
Net operating income	441	306	44.3	42.1	2,884	2,807	2.7	3.9
Net loan-loss provisions	(186)	(94)	98.4	96.1	(792)	(544)	45.7	47.8
Other gains (losses) and provisions	(15)	(7)	95.0	92.8	(72)	(27)	169.9	167.0
Profit before tax	241	205	17.7	15.7	2,019	2,237	(9.7)	(8.7)
Tax on profit	(93)	(94)	(0.8)	(1.9)	(493)	(549)	(10.3)	(9.5)
Profit from continuing operations	148	111	33.3	30.4	1,526	1,687	(9.5)	(8.4)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	148	111	33.3	30.4	1,526	1,687	(9.5)	(8.4)
Non-controlling interests	2	1	96.8	96.8	(327)	(379)	(13.7)	(13.7)
Profit attributable to the parent	150	112	33.9	31.0	1,199	1,308	(8.4)	(6.9)

Balance sheet
Loans and advances to customers	10,463	9,689	8.0	3.6	132,692	122,608	8.2	8.5
Cash, central banks and credit institutions	2,870	2,135	34.4	31.9	18,636	12,311	51.4	52.7
Debt instruments	2,386	2,425	(1.6)	(1.2)	5,387	7,644	(29.5)	(29.8)
Other financial assets	466	200	133.3	133.1	135	190	(28.8)	(29.0)
Other asset accounts	1,135	872	30.2	28.9	9,945	8,262	20.4	20.3
Total assets	17,320	15,320	13.1	9.8	166,796	151,016	10.4	10.7
Customer deposits	9,230	8,116	13.7	12.5	69,334	58,544	18.4	19.0
Central banks and credit institutions	4,486	4,457	0.6	(6.6)	31,965	39,169	(18.4)	(18.5)
Marketable debt securities	703	498	41.3	43.8	44,605	33,749	32.2	32.7
Other financial liabilities	550	265	107.8	105.7	2,218	1,820	21.9	21.4
Other liabilities accounts	641	504	27.4	27.1	5,233	4,704	11.2	11.6
Total liabilities	15,611	13,840	12.8	9.4	153,355	137,986	11.1	11.4
Total equity	1,709	1,480	15.5	14.1	13,441	13,029	3.2	3.6

Memorandum items:
Gross loans and advances to customers B	10,703	9,872	8.4	4.1	135,202	124,976	8.2	8.4
Customer funds	10,246	9,117	12.4	11.5	72,963	61,625	18.4	18.9
Customer deposits C	9,230	8,105	13.9	12.6	69,334	58,544	18.4	19.0
Mutual funds	1,016	1,011	0.5	2.5	3,629	3,081	17.8	17.8

Ratios (%), operating means and customers
RoTE					12.33	13.65	(1.32)
Efficiency ratio					47.6	46.7	0.9
NPL ratio					2.12	2.06	0.06
Total coverage ratio					88.0	92.8	(4.8)
Number of employees					16,795	16,193	3.7
Number of branches					342	364	(6.0)
Number of total customers (thousands)					20,193	19,746	2.3

A. Includes exchange differences.
B. Minus reverse repurchase agreements.
C. Minus repurchase agreements.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Secondary segments
EUR million
	Retail Banking				Corporate & Investment Banking
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX
Net interest income	37,985	34,855	9.0	11.9	3,485	3,548	(1.8)	7.5
Net fee income	7,661	7,654	0.1	3.3	2,190	1,981	10.5	13.6
Gains (losses) on financial transactions A	214	449	(52.3)	(54.0)	2,581	1,818	42.0	57.0
Other operating income	(606)	(283)	114.2	—	41	31	30.8	(79.5)
Total income	45,254	42,674	6.0	8.1	8,296	7,378	12.5	18.3
Administrative expenses and amortizations	(19,396)	(18,552)	4.6	8.1	(3,391)	(2,902)	16.8	20.4
Net operating income	25,858	24,123	7.2	8.1	4,905	4,476	9.6	17.0
Net loan-loss provisions	(12,295)	(10,212)	20.4	20.9	(162)	(249)	(35.0)	(33.7)
Other gains (losses) and provisions	(2,691)	(2,126)	26.6	39.3	(174)	(130)	34.0	33.9
Profit before tax	10,872	11,785	(7.8)	(8.1)	4,570	4,097	11.5	19.6
Tax on profit	(2,586)	(2,950)	(12.3)	(11.5)	(1,280)	(1,098)	16.6	19.7
Profit from continuing operations	8,286	8,835	(6.2)	(7.0)	3,290	2,999	9.7	19.6
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	8,286	8,835	(6.2)	(7.0)	3,290	2,999	9.7	19.6
Non-controlling interests	(849)	(902)	(5.8)	(6.9)	(212)	(182)	16.3	15.1
Profit attributable to the parent	7,436	7,933	(6.3)	(7.0)	3,078	2,817	9.3	19.9

A. Includes exchange differences.

Secondary segments
EUR million
	Wealth Management & Insurance				PagoNxt
Underlying income statement	2023	2022	%	% excl. FX	2023	2022	%	% excl. FX
Net interest income	1,739	847	105.4	112.1	93	22	325.2	320.8
Net fee income	1,265	1,293	(2.1)	0.5	954	881	8.3	6.3
Gains (losses) on financial transactions A	149	123	20.8	29.5	(10)	(14)	(29.4)	(32.0)
Other operating income	242	371	(34.8)	(39.3)	102	64	59.9	58.7
Total income	3,396	2,635	28.9	31.0	1,140	953	19.6	17.5
Administrative expenses and amortizations	(1,156)	(1,054)	9.7	11.6	(1,091)	(1,024)	6.6	6.0
Net operating income	2,240	1,581	41.6	43.9	49	(71)	—	—
Net loan-loss provisions	21	(14)	—	—	(24)	(44)	(45.6)	(45.8)
Other gains (losses) and provisions	(26)	(36)	(28.6)	(28.0)	(42)	(26)	62.3	66.1
Profit before tax	2,235	1,531	46.0	48.3	(17)	(141)	(88.1)	(87.0)
Tax on profit	(528)	(349)	51.2	55.5	(59)	(63)	(5.6)	(9.8)
Profit from continuing operations	1,707	1,182	44.4	46.2	(76)	(203)	(62.7)	(60.9)
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,707	1,182	44.4	46.2	(76)	(203)	(62.7)	(60.9)
Non-controlling interests	(71)	(63)	11.8	9.9	(1)	(12)	(87.8)	(88.2)
Profit attributable to the parent	1,637	1,119	46.3	48.4	(77)	(215)	(64.0)	(62.5)

A. Includes exchange differences.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.7 New reporting structure from 1 January 2024
Description of segments
In addition to what has already been explained in the previous sections of this chapter of the Annual report, and in order to align the operating and management model of the retail and commercial and consumer banking areas with Grupo Santander's strategy, on 18 September 2023 we announced that we would adapt our reporting segments, as a result of these changes in the management, starting with the financial information for the first quarter of 2024.
a.Main changes to the composition of Santander's segments
The main changes, which apply from 1 January 2024 to the management information for all periods included in the consolidated financial statements, are as follows:
1.All of the bank's businesses across all markets have been consolidated into five global areas: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance and Payments. These become the new primary segments.
2.The changes in financial information are:
a.The former Retail Banking has been split into two new segments: Retail & Commercial Banking and Digital Consumer Bank. Our cards business now forms part of the new Payments segment.
b.The results of activities mainly related to financial management located in the countries are fully allocated to their global businesses based on the segment that generates the financial position.
c.The local corporate centres are fully allocated to each global business.
d.The revenue sharing criteria between global businesses have been revised to better reflect the contribution of each business to the Group.
3.The former primary segments (Europe, North America, South America and Digital Consumer Bank - which is renamed DCB Europe) are now our secondary segments. All 2023 and 2022 published figures for the countries, regions and the Corporate Centre remain unchanged.
All the changes described above have no impact on the reported Group consolidated financial statements.
b. New composition of Santander's segments
Primary segments
This primary level of segmentation, which is based on the Group's management structure from 1 January 2024, comprises six reportable segments: five operating areas plus the Corporate Centre. The operating areas are:
Retail & Commercial Banking: new area that integrates the retail banking business (individuals) and commercial banking (SMEs and corporates), except for the consumer finance and the cards businesses.
Digital Consumer Bank: comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer.
Corporate & Investment Banking (CIB): this business, which includes Markets, Investment Banking (Global Debt Finance and Corporate Finance) and Global Transactional Banking, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance: includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland and the insurance business (Santander Insurance).
Payments: digital payments solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (merchant, International Trade, A2A Payments and Consumer) and Cards (cards platform and business in the countries).
Secondary (or geographic) segments
At this secondary level, Santander is structured into the segments that made up the primary segments in 2022 and 2023, which are Europe, North America, South America and DCB Europe:
Europe: comprises all business activity carried out in the region, except that included in DCB Europe. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap).
South America: includes all the financial activities carried out by Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
DCB Europe: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank in Spain and ODS.
In addition to these operating units, both at the primary and secondary segment level, the Group continues to maintain the area of Corporate Centre, which includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairment but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

To facilitate like-for-like comparisons, in this section we provide 2022 and 2023 data adjusted to reflect the aforementioned changes.

Underlying results and business volumes for 2023 and 2022 are included below, together with comments on 2023 performance, all in line with the new primary and secondary segmentation.
Summary of the Group's income statements by new primary segment

2023. Main items of the underlying income statement of the new primary segments
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	25,550	4,497	29,754	16,930	7,989	5,659
Digital Consumer Bank	10,221	1,229	12,296	7,033	2,677	1,901
Corporate & Investment Banking	3,594	2,131	7,527	4,140	3,795	2,440
Wealth Management & Insurance	1,513	1,262	3,210	1,994	1,994	1,467
Payments	2,424	2,952	5,298	2,954	1,205	607
Corporate Centre	(41)	(13)	(439)	(829)	(961)	(998)
TOTAL GROUP	43,261	12,057	57,647	32,222	16,698	11,076

2022. Main items of the underlying income statement of the new primary segments
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	22,093	4,672	26,994	14,935	7,099	5,017
Digital Consumer Bank	10,121	1,269	12,391	7,194	3,880	2,610
Corporate & Investment Banking	3,816	1,922	6,703	3,802	3,379	2,233
Wealth Management & Insurance	883	1,293	2,678	1,574	1,516	1,101
Payments	2,359	2,653	4,874	2,604	1,398	693
Corporate Centre	(652)	(19)	(1,487)	(1,858)	(2,022)	(2,049)
TOTAL GROUP	38,619	11,790	52,154	28,251	15,250	9,605

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

RETAIL & COMMERCIAL BANKING	Underlying attributable profit
EUR 5,659 mn

Business performance
Gross loans and advances to customers, minus reverse repurchase agreements and in constant euros declined 3% year-on-year.
Customer deposits (minus repurchase agreements and in constant euros) grew 3%. Mutual funds decreased 1%. As a result, total customer funds increased 2% in constant euros.
Results
Attributable profit in the year was EUR 5,659 million, 13% higher year-on-year. In constant euros, profit rose 12%. By line:
•Total income increased 12% due to higher net interest income (+19%). On the other hand, net fee income remained stable, gains on financial transactions decreased 27%, while other operating income was 61% more negative.
•Administrative expenses and amortizations were 10% higher but below total income growth. The efficiency ratio improved to 43.1%.
•Net loan-loss provisions rose 11%.
•Other gains (losses) and provisions recorded a EUR 2,401 million loss compared to a EUR 1,950 million loss in 2022.

Retail & Commercial Banking
EUR million
Underlying income statement	2023	2022	%	% excl. FX
Net interest income	25,550	22,093	15.6	18.9
Net fee income	4,497	4,672	(3.8)	(0.1)
Gains (losses) on financial transactions A	854	1,141	(25.2)	(27.0)
Other operating income	(1,146)	(913)	25.6	61.2
Total income	29,754	26,994	10.2	12.5
Administrative expenses and amortizations	(12,825)	(12,059)	6.3	10.3
Net operating income	16,930	14,935	13.4	14.2
Net loan-loss provisions	(6,540)	(5,887)	11.1	11.1
Other gains (losses) and provisions	(2,401)	(1,950)	23.1	33.6
Profit before tax	7,989	7,099	12.5	11.8
Tax on profit	(1,927)	(1,676)	15.0	15.6
Profit from continuing operations	6,062	5,423	11.8	10.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	6,062	5,423	11.8	10.6
Non-controlling interests	(403)	(406)	(0.9)	(2.9)
Profit attributable to the parent	5,659	5,017	12.8	11.7

Business volumes
Gross loans and advances to customers B	618,773	629,478	(1.7)	(3.0)
Customer funds	712,433	689,330	3.4	2.3
Customer deposits C	621,598	598,110	3.9	2.8
Mutual funds	90,835	91,220	(0.4)	(1.0)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

DIGITAL CONSUMER BANK	Underlying attributable profit
EUR 1,901 mn

Business performance
Gross loans and advances to customers, minus reverse repurchase agreements and in constant euros rose 6% year-on-year.
Customer deposits minus repurchase agreements and in constant euros increased 13%. Mutual funds rose 18% in constant euros and, consequently, total customer funds increased 13%.
Results
Attributable profit in 2023 was EUR 1,901 million, 27% less than in 2022. In constant euros, profit declined 26% as follows:
•Total income grew 1% supported by net interest income (+3%). On the other hand, net fee income and gains on financial transactions decreased 2% and 20%, respectively, and other operating income fell 17%.
•Administrative expenses and amortizations increased 3%, which together with total income growth, resulted in a 0.9pp increase in the efficiency ratio to 42.8%.
•Net loan-loss provisions increased 30%.
•Other gains (losses) and provisions recorded a EUR 250 million loss compared to a EUR 91 million loss in 2022.

Digital Consumer Bank
EUR million
Underlying income statement	2023	2022	%	% excl. FX
Net interest income	10,221	10,121	1.0	3.5
Net fee income	1,229	1,269	(3.1)	(2.5)
Gains (losses) on financial transactions A	116	144	(19.9)	(20.0)
Other operating income	730	856	(14.7)	(17.0)
Total income	12,296	12,391	(0.8)	1.1
Administrative expenses and amortizations	(5,263)	(5,197)	1.3	3.5
Net operating income	7,033	7,194	(2.2)	(0.6)
Net loan-loss provisions	(4,106)	(3,222)	27.4	29.8
Other gains (losses) and provisions	(250)	(91)	173.0	187.0
Profit before tax	2,677	3,880	(31.0)	(30.0)
Tax on profit	(426)	(881)	(51.6)	(50.5)
Profit from continuing operations	2,251	3,000	(25.0)	(24.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,251	3,000	(25.0)	(24.0)
Non-controlling interests	(350)	(389)	(10.2)	(10.2)
Profit attributable to the parent	1,901	2,610	(27.2)	(26.1)

Business volumes
Gross loans and advances to customers B	206,649	196,878	5.0	5.8
Customer funds	117,963	106,027	11.3	13.1
Customer deposits C	114,334	102,946	11.1	13.0
Mutual funds	3,629	3,081	17.8	17.8

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

CORPORATE & INVESTMENT BANKING	Underlying attributable profit
EUR 2,440 mn

Business performance
Gross loans and advances to customers, minus reverse repurchase agreements and in constant euros decreased 3% year-on-year.
Customer deposits minus repurchase agreements and in constant euros decreased 7% while mutual funds rose 72% in constant euros. As a result, total customer funds declined 3%.
Results
Attributable profit in 2023 was EUR 2,440 million, 9% more than in 2022. In constant euros profit was 16% higher as follows:
•Total income grew 17% supported by net fee income (+14%). Gains on financial transactions increased 126% while net interest income remained stable.
•Administrative expenses and amortizations increased 20% and the efficiency ratio rose 1.7 pp to 45.0%.
•Net loan-loss provisions decreased 35%.
•Other gains (losses) and provisions recorded a EUR 181 million loss compared to a EUR 166 million loss in 2022.

Corporate & Investment Banking
EUR million
Underlying income statement	2023	2022	%	% excl. FX
Net interest income	3,594	3,816	(5.8)	(0.3)
Net fee income	2,131	1,922	10.8	14.1
Gains (losses) on financial transactions A	1,795	962	86.6	125.6
Other operating income	7	3	122.7	(95.9)
Total income	7,527	6,703	12.3	16.9
Administrative expenses and amortizations	(3,387)	(2,901)	16.7	20.3
Net operating income	4,140	3,802	8.9	14.3
Net loan-loss provisions	(165)	(257)	(35.8)	(34.5)
Other gains (losses) and provisions	(181)	(166)	8.9	25.8
Profit before tax	3,795	3,379	12.3	17.6
Tax on profit	(1,137)	(955)	19.0	21.4
Profit from continuing operations	2,658	2,424	9.6	16.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,658	2,424	9.6	16.0
Non-controlling interests	(219)	(191)	14.3	13.0
Profit attributable to the parent	2,440	2,233	9.2	16.2

Business volumes
Gross loans and advances to customers B	137,578	142,646	(3.6)	(3.2)
Customer funds	186,410	196,021	(4.9)	(3.3)
Customer deposits C	171,845	186,678	(7.9)	(6.8)
Mutual funds	14,565	9,343	55.9	72.0

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

WEALTH MANAGEMENT & INSURANCE	Underlying attributable profit
EUR 1,467 mn

Business performance
Gross loans and advances to customers, minus reverse repurchase agreements and in constant euros increased 2% year-on-year.
Customer deposits minus repurchase agreements and in constant euros rose 1%. Mutual funds were up 23%, resulting in a 14% increase in total customer funds.
Results
Attributable profit in the year was EUR 1,467 million, 33% increase year-on-year. In constant euros, it rose 35%. By line:
•Total income increased 22%, due to net interest income growth (+76%). Net fee income remained stable and gains on financial transactions increased (+69%), while other operating income decreased 37%.
•Administrative expenses and amortizations rose 12%, which, together with total income growth, resulted in a 3.3 pp improvement in the efficiency ratio to 37.9%.
•Net loan-loss provisions were positive in the year with net releases of EUR 17 million (EUR 21 million net provisions in 2022).
•Other gains (losses) and provisions recorded an EUR 18 million loss compared to a EUR 37 million loss in 2022.

Wealth Management & Insurance
EUR million
Underlying income statement	2023	2022	%	% excl. FX
Net interest income	1,513	883	71.4	76.0
Net fee income	1,262	1,293	(2.4)	0.2
Gains (losses) on financial transactions A	170	108	56.7	69.4
Other operating income	266	394	(32.4)	(36.9)
Total income	3,210	2,678	19.9	21.6
Administrative expenses and amortizations	(1,216)	(1,104)	10.2	11.8
Net operating income	1,994	1,574	26.7	28.4
Net loan-loss provisions	17	(21)	—	—
Other gains (losses) and provisions	(18)	(37)	(52.5)	(51.0)
Profit before tax	1,994	1,516	31.5	33.2
Tax on profit	(454)	(346)	31.2	34.5
Profit from continuing operations	1,540	1,170	31.6	32.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,540	1,170	31.6	32.8
Non-controlling interests	(73)	(69)	5.1	3.1
Profit attributable to the parent	1,467	1,101	33.3	34.8

Business volumes
Gross loans and advances to customers B	22,603	22,247	1.6	2.2
Customer funds	157,142	137,423	14.3	14.0
Customer deposits C	57,643	57,014	1.1	1.4
Mutual funds	99,499	80,409	23.7	22.9

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

PAYMENTS	Underlying attributable profit
EUR 607 mn

Business performance
Gross loans and advances to customers, minus reverse repurchase agreements and in constant euros rose 9%.
Results
Attributable profit in the year was EUR 607 million, a 12% decrease year-on-year. In constant euros, profit declined 4% year-on-year, by line:
•Total income increased 12%, driven by growth in net fee income (+13%) and net interest income (+11%) .
•Administrative expenses and amortizations rose 6%, below revenue growth, resulting in a 2.3 pp improvement in the efficiency ratio to 44.2%.
•Net loan-loss provisions increased 45%.
•Other gains (losses) and provisions recorded an EUR 84 million loss compared to a EUR 74 million loss in 2022.

Payments
EUR million
Underlying income statement	2023	2022	%	% excl. FX
Net interest income	2,424	2,359	2.8	10.8
Net fee income	2,952	2,653	11.3	13.0
Gains (losses) on financial transactions A	1	20	(97.1)	—
Other operating income	(79)	(158)	(50.1)	45.5
Total income	5,298	4,874	8.7	11.6
Administrative expenses and amortizations	(2,344)	(2,271)	3.2	6.1
Net operating income	2,954	2,604	13.5	16.5
Net loan-loss provisions	(1,666)	(1,132)	47.2	44.8
Other gains (losses) and provisions	(84)	(74)	13.5	41.3
Profit before tax	1,205	1,398	(13.8)	(9.2)
Tax on profit	(509)	(603)	(15.6)	(14.2)
Profit from continuing operations	696	795	(12.5)	(5.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	696	795	(12.5)	(5.2)
Non-controlling interests	(89)	(103)	(12.9)	(14.4)
Profit attributable to the parent	607	693	(12.4)	(3.6)

Business volumes
Gross loans and advances to customers B	23,709	22,161	7.0	9.1
Customer funds	1,418	688	105.9	105.9
Customer deposits C	1,418	688	105.9	105.9
Mutual funds	—	—	—	—

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5. Research, development
and innovation (R&D&I)
Research, development and innovation activity
Innovation and technological development are crucial to Santander's strategy. We focus on operational excellence and customer experience to meet the challenges that stem from digital transformation.
The information we gather through new technology platforms helps us to better understand the customer journey and design a more accurate digital profile which boosts confidence and increases customer loyalty.
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
As in previous years, the European Commission's 2023 EU Industrial R&D Investment Scoreboard (based on 2022 data) recognized our technological effort. We were the top Spanish bank and the second bank globally in R&D investment, with EUR 1,748 million. The equivalent investment in R&D&I to that considered in the ranking was EUR 2,197 million. See note 18 to the consolidated financial statements.
Technology strategy
To aid the Group's strategy to become the best open digital platform for financial services, our technology must boost efficiency and minimize risk through optimization, growth and value creation.
Our IT strategy ensures that our technology supports future business growth and is based on simplification, reusable components and platform model. It is consistent with the Group's strategic initiatives and global business and operating models.
As a result, and mainly because of the successful implementation of Gravity in September 2023, Santander was named the World's Most Innovative Bank by The Banker magazine. Implementing Gravity laid the foundations for digitalization with its own core banking software.

To ensure the commitment of all Group units to the IT strategy, the active players in the key decisions of the platform model meet monthly in the Global Platform Governance (GPG) formed by the global, regional and global business technology heads.
These principles, combined with the global businesses, guide technological development and integration with such new digital capabilities as agile methodologies, the public and private Cloud, core systems development, and advanced technological skills (API - application programming interface-, artificial intelligence, robotics, blockchain, etc.) and data.
To implement our technology strategy, we use internal regulation, the Group's commitment and experience in working with our entities and a governance model that defines projects and initiatives to shape the strategy across our footprint.
We constantly develop our Technology and Operations (T&O) model as we adapt to business demands. We created Santander Digital Services (SDS) in January 2023, bringing together Santander Global Technology & Operations and Santander Technology and Operations Spain. The company, with 9,000 employees in Spain, Poland, Portugal, the UK, Mexico, the US, Brazil and Chile, is a key element in Santander's technology and operations strategy, offering its services and know-how to the different Group entities and banks.
Innovation is at the core of Santander's activity, with a commitment to the latest technologies that enable more robust, efficient and secure systems and processes, in which SDS teams play a key role.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Finally, like the rest of the Group, SDS is committed to improving its positive impact on society with plans to attract diverse tech talent (BeTech) to help us gain the internal knowledge necessary for our transformation, enhancing internal volunteering initiatives, and implementing specific plans to offset our carbon footprint.
Technological infrastructure
Santander has a network of high-quality data processing centres (CPDs) interconnected by a redundant communications system. They are spread across strategic markets to support and develop our operations. They combine traditional IT systems with the capabilities of a private, on-premise cloud, which, thanks to its swift adoption, enables us to integrate management of the business areas’ technology, accelerate digitalization and achieve significant cost savings.
Santander has migrated more than 95% of its technology infrastructure to the cloud and has already started to deploy next generation infrastructure in the on-premise private cloud with a technology architecture that provides greater resilience and efficiency while reducing energy consumption. Our local Cloud Centres of Excellence (CCoEs), coordinated by Global CCoE, guarantee consistent and rigorous cloud adoption across our entities. This minimizes risk in accordance with our public cloud policy. Migration will also contribute towards Santander's responsible banking goals as we expect it to reduce the energy our technology infrastructure consumes by 70%.
Cybersecurity
Cybersecurity is crucial to support our purpose of helping people and businesses prosper and to offer customers excellent digital services. The growing cyber threat combined with the increasing reliance on digital systems make cybersecurity one of Santander’s main priorities.
In 2023, Santander continued evolving our cyber defences in line with the Cybersecurity Vision and key strategic initiatives. New controls were implemented following a cyber threat-led approach, covering current areas of risk and new attack methods. In addition to the evolution of our Ransomware readiness and Data Leakage Prevention frameworks developed in 2022, we designed a new Distributed Denial of Service framework, responding to the increased threat derived from the geopolitical backdrop. New controls have been developed, notably around supply chain, backup and recovery and fraud prevention measures reinforced by leveraging behavioural biometric solutions and machine learning technology.
To strengthen our response, streamline operations and maximize resources, we inaugurated the Santander Fusion Centre in 2023, enabling closer collaboration between Cyber and IT Monitoring teams. The Fusion Centre operates 24 hours a day, 7 days per week, providing services to all Group entities, detecting, monitoring and responding to operational failures and cybersecurity events.
In parallel, Santander is preparing for the new requirements of upcoming regulations on cybersecurity matters, whilst decoding the pros and cons derived from emerging technologies, such as Quantum and Generative AI. For example, the collaboration with the World Economic Forum to publish "Quantum Readiness Toolkit: Building a Quantum-Secure Economy“, and the implementation of new use cases leveraging AI to improve detection capabilities and automation in cybersecurity operations.
Santander continues boosting public-private collaboration, going beyond information sharing. In 2023, Santander was formally associated with the Cybercrime Atlas initiative of the World Economic Forum as a member of the Steering Co. and co-led the first cyber meeting of the European Financial Services Roundtable and Chairs the European FS-ISAC Board. Santander also hosted the 11th Institute of International Finance (IIF) Cyber Roundtable.
Santander proactively identifies IT assets, systems and information and assesses their risk and protection levels to detect and remediate any potential weaknesses by using vulnerability scanning, penetration testing and red team simulations of real cyberattacks. Internal and external auditors periodically review our information systems.
In addition to regular testing and reviews, independent third-party certification authorities review and certify our critical cybersecurity processes. Certifications, including the International Organization for Standardization (ISO) 27001:2022 and 27017, and the Statement on Standards for Attestation Engagements (SSAE) 18, are periodically reviewed and updated, certifying new processes and controls annually.
For more details on the cybersecurity initiatives we ran in 2023, see the 'Acting responsibly towards customers' section in 'Responsible banking' chapter. For details on the measurement, monitoring and control of cybersecurity-related risks, and their respective mitigation plans, see section 6.2 'Operational risk management' in 'Risk management and compliance' chapter.
Fintech ecosystem
Santander is an active participant in the fintech ecosystem in all the regions where we operate. As part of our efforts to foster and channel innovation into Santander while providing better customer experience and improving our efficiency, we work with fintech companies as partners. Through our Fintech Station programme, we work with startups and scaleups on pilot programmes and either implement or co-create new products and services with them. In 2023, Santander Fintech Station worked on 15 proof of concepts (POCs) and put six initiatives into production. Santander also provides banking services to these fintech companies, including growth financing, transactional banking, FX and advisory services among others. As an example of collaboration with a fintech, in 2023 SCIB partnered with Komgo to digitalize trade finance and made an equity investment in the company.
Santander is an active investor in the fintech sector, sometimes directly (like with Komgo) and through funds sponsored by the Group, such as Mouro Capital (global fintech venture capital fund). To date, Mouro has invested in 47 companies throughout Europe, North America and South America, and continues to be a key tool to spark innovation within the Group. Santander partners with many companies in Mouro's portfolio, for example with ThetaRay for AML/Sanctions screening globally and Autofi for PoS auto financing in the US. Atempo Growth, a pan-European venture debt fund also sponsored by Santander, solidified its market position in 2023, having funded 26 companies, many of them in the fintech space (e.g. Form3, Acin, Clarity.ai). Finally, in 2023, Santander launched a venture debt fund alongside Inveready to provide financing to high growth startups in Spain.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

For more details on our digital and innovative products and services for individuals and corporates, as well as references to cybersecurity policies, see section 3.4 ‘Acting responsibly towards customers’ in 'Responsible banking' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6. Significant events
since year end
In accordance with the agreement reached by the March 2023 general shareholders’ meeting, on 30 January 2024 the board of directors approved a capital reduction of EUR 179,283,743.50 through the redemption of 358,567,487 shares (representing approximately 2.22% of the share capital), acquired in the First 2023 Share Buyback Programme, with which the share capital has been set at EUR 7,912,789,286, represented by 15,825,578,572 shares.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

7. Trend information 2024
This directors' report contains prospective information on the directors’ plans, forecasts and estimates, based on what they consider to be reasonable assumptions. Readers of this report should take into account that such prospective information must not be considered a guarantee of our future performance. As the plans, forecasts and estimates are subject to numerous risks and uncertainties, our future performance may not match initial expectations. These risks and uncertainties are described in the 'Risk management and compliance' chapter of this report and in note 54 of the consolidated financial statements.
à Macroeconomic environment

We expect a moderate economic slowdown in 2024, in an environment of continued uncertainty due to global geopolitical tensions. We expect inflation will continue to decelerate gradually towards the central banks' targets, which should allow regions such as Latin America to continue to cut rates and others, such as the US and Europe, to slowly start reducing them, particularly in the second half of 2024. We do not expect this slowdown to cause a marked pick up in unemployment, given the tight labour supply in most markets.
Our macroeconomic forecasts for 2024 by country/region are as follows:
Eurozone
Following the economic stagnation in 2023, we expect the weaker tone to continue in 2024 (forecast GDP growth of 0.6%). However, the eurozone may avoid a recession as we expect private consumption and foreign demand to pick up. We believe inflation will continue to fall, though not linearly, as the withdrawal of fiscal measures causes temporary upturns. We expect a slight rise in the unemployment rate while remaining close to historic lows. Fiscal policy is expected to adopt a restrictive tone as the Stability Pact is reactivated. The reduction in inflation could pave the way for interest rate cuts in the second half of 2024.
Spain
We expect GDP growth to slow down in 2024 to 1.6%. Private consumption will likely be the main driver of growth as household disposable income remains high (lower inflation, expected rate cuts in 2024 and a stable labour market). Tourism is expected to grow above GDP, but decelerating. We expect inflation (headline and core) will end the year around 3%. Energy should no longer detract from inflation and the withdrawal of the measures introduced to combat the energy crisis may drive a step up in inflation. Despite this, underlying pressures should moderate and we do not expect second round effects.

UK
Economic growth is forecasted to be practically flat, with 0.4% GDP growth, with weak consumption due to real income restraints (due to higher interest rates, no price subsidies and unchanged tax thresholds, among other reasons). We expect a soft landing in the labour market from full employment to an unemployment rate below 5%. Inflation should be close to 3% by the end of 2024, paving the way for possible Bank of England base rate cuts in the second quarter. We expect rates to end the year at 4.5%.
Portugal
Economic growth is expected to moderate in 2024 (forecast GDP growth of 0.6%), driven by subdued domestic demand, as households and businesses face higher interest rates and weaker purchasing power. In the first half of 2024, external demand will likely be affected by the weak recovery in the eurozone but is expected to reverse in the second half of the year, benefiting Portuguese exports. We project the unemployment rate will rise to 8% (near its natural rate) in 2024, due to the lagged effects from lower economic activity. We believe inflation will remain around 2% throughout the year.
Poland
The economy started to recover in the third quarter of 2023 and we expect higher GDP growth around 3% in 2024, driven by private consumption. The strong labour market and rising real incomes are expected to support domestic demand while the external sector is expected to contribute less to this economic recovery. Our projections show a further decline in inflation to 3% year-on-year in the first quarter and then a pick up to around 7%, dependent on the new government's measures. We assume that the central bank's benchmark interest rate will remain unchanged at 5.75% until the fourth quarter of 2024.
US
After a more dynamic 2023 than expected, in 2024, we believe economic growth will moderate, affected by cumulative interest rate hikes, post-pandemic savings running out and a less expansionary fiscal policy. We are forecasting a soft landing accompanied by a further rebalancing of the labour market contributing to a gradual decline in inflation. The Fed is waiting to make sure that inflation is converging towards the target before lowering rates and will slow down its balance sheet reduction.
Mexico
We expect economic growth to remain robust, driven by investments linked to nearshoring and related infrastructure investment projects. We believe the central bank will begin to cut the official rate, albeit gradually, depending on inflation and whether expectations are anchored at its 3% target.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Brazil
We expect a deceleration due to lower global economic growth partially explained by the strong agricultural growth in 2023, which will be difficult to repeat. Additionally, there will be uncertainty about commodity prices in an environment of lower demand growth in major developed and developing economies. On the other hand, further rate cuts as monetary policy continues to normalize (assuming inflation nears target) will support GDP growth.
Chile
After completing its adjustment process in 2023 and correcting the macro imbalances that were generated in the previous expansionary phase, the economy is well positioned to return to growth rates of around 2.5%. We expect inflation will be very close to the 3% target, allowing the monetary policy to get closer to the neutral rate, accelerating rate cuts.
Argentina
The economy could experience its second year of negative growth, but this time with an intense adjustment programme that aims to balance fiscal accounts and moderate inflation. The extension of the financial agreement with the IMF and an exchange rate more in line with fundamentals, following the devaluation at the end of 2023, should ease external pressures and enable the country to rebuild international reserves.
à Financial markets

Financial markets ended 2023 pricing in optimism regarding upcoming monetary policy changes in advanced countries.
Historically, as monetary policy eases (especially at the beginning of the cycle) there have been downward corrections in long-term bond yields. We expect this to occur again in 2024, with a greater impact on US debt than German. We also expect a gradual normalization of yield curve slopes in the sovereign bond market once official rates start to decline.
Narrower interest rate differentials and the cyclical gap between the US and eurozone economies closing suggest the US dollar will depreciate gradually.
We believe a soft landing will support equity markets. The global environment suggests positive but low absolute returns for equities in 2024. Lower activity, higher interest burdens and less ability to pass through costs to prices imply more pressure on profit margins.
In emerging markets, the Chinese economy and the measures it will take to solve its real estate problems remain a major source of uncertainty. In Latin America, we believe markets will benefit from the progressive containment of inflation, the rate cuts by Latin American central banks and a more benign global monetary environment in which central banks in advanced countries may also start cutting rates.

The risk in this central scenario is that central banks in advanced economies delay the start of their cuts, or that the Chinese economy slows further, negatively affecting investor appetite.
The banking environment will be shaped by monetary policy, the gradual withdrawal of excess liquidity and a lower economic growth, which are expected to slightly impact net interest income and credit quality.
Risks are slightly skewed to the downside. They may come from non-bank financial players and include potentially disorderly asset price adjustments and liquidity market disruptions. However, most entities should have enough capital to cope.
Aside from the economic environment, banks must digitalize faster while identifying and managing climate change risks.

à Financial regulation

In 2024, we expect greater emphasis on sustainability, digital and retail banking agendas. European Parliament elections in June 2024 (every five years) could slow down the adoption and presentation of new proposals.
Prudential and resolution
Following the 2023 agreement in Europe on Basel III reform, we expect the final framework to be published in early 2024 and to be implemented from 1 January 2025. The US and the UK will continue to discuss their respective proposals to implement Basel III. The Basel Committee will continue to work on the lessons learned from the collapse of Silicon Valley Bank and Credit Suisse, and on further developments of the prudential framework for cryptoasset exposures. In addition, we expect discussion on specific issues such as the capital buffer framework in Europe as well as on the securitization framework at international level. We do not expect much progress on the crisis management framework review in Europe, given the lack of agreement on highly political and sensitive issues.
Sustainability
We expect agreements on the corporate sustainability due diligence directive, energy efficiency directive and the proposal on regulations for ESG ratings activity in Europe. During 2024, the Commission will work on its commitment to reduce the reporting burden by 20%. The EBA, EIOPA and ESMA are expected to publish their definition of greenwashing in the European financial sector. The EBA plans to analyse the need to review the Pillar 1 framework to ensure that climate and environmental risks are adequately integrated. We also expect it to start work on guidelines on transition plan content for banks. We expect the Basel Committee will reach an agreement to complement the Pillar 3 transparency requirements with environmental risk management information.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Digital
We believe discussions around artificial intelligence (AI) will intensify, given the opportunities and risks of using generative AI. These ongoing discussions prevented adoption of AI regulation in Europe in 2023, and it is now expected in 2024. G7 principles were recently approved and we expect development of more international principles from different platforms. Discussions in the world of data, payments and CBDCs will continue to be very intense. The Financial Stability Board (FSB) approved several framework recommendations for the regulation of cryptoassets and stablecoins during 2023 that are expected to be implemented by some jurisdictions in 2024.
Retail banking
The debate will be very much focused on the European Commission's Retail Investment Strategy and on specific issues in certain jurisdictions linked to the consumer protection debate and the rising cost of living.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

These are the main management priorities for 2024 in our Global Business segments and regions:

Retail & Commercial Banking's priorities for 2024 are to:
→Implement a common operating model, leveraging the scale of Group and our local presence.
→Spread transformation efforts across our footprint to foster simplification, process automation and deployment of our best-in-class tech platform.
→Further increase profitability supported by customer base growth and cost-to-serve efficiencies.

Retail & Commercial Banking
A new global business integrating our retail and commercial banking activities

•With the aim of better serving our customers, improving efficiency and driving value creation, our focus in 2024 will be on converging our retail and commercial customers to a common operating model.
This business and operating model has been designed to deliver our vision of becoming a digital bank with branches, powered by the Santander network, making all our products and services available to our customers through our websites and applications, with the branch network serving as a powerful sales and advisory channel.
The global model will be implemented across our footprint and will leverage the Group's scale and local presence.
•In 2024, we will extend our One Transformation efforts to all our countries, having concentrated on Spain, Mexico and the US in 2023 (where we achieved 112 bps in efficiency improvements).
Our transformation will continue to rest on three strategic transformation pillars: i) customer experience; ii) operational leverage; and iii) global technology platform.
•We will further simplify our product offering and make it digitally available to enhance customer experience. By offering a minimum set of products that are highly standardized across markets, we will be able to simplify our operations and improve quality and user experience.
•We will streamline additional processes by promoting the reduction of operational activities, use of automation tools and lean organizational structures. This should enable us to improve our efficiency, accuracy and speed, as well as reduce risks.
•Our global technological platform, based on our award-winning back-end technology (Gravity( and our cloud based front-end technology (ODS), will be a key element in our transformation.
The first technical integration of Gravity and ODS has already been completed in the US, where a new fully-digital offering will be launched nationwide in 2024. All other local units will adopt and/or converge towards the global technological platform in 2024.
Executing these three pillars across all our RCB footprint will help the Group progress towards achieving on the targets set out at the 2023 Investor Day.
•Customer growth, cost-to-serve efficiencies and a disciplined approach to capital, will contribute to increased profitability in 2024.
Customer satisfaction across all segments will remain at the core of our agenda in 2024 as a driver for growth. Execution towards our common operating model will contribute to delivering an exceptional user experience which, with advanced data analytics and in-market presence (digital bank with branches), will promote customer growth.

The streamlining of processes and the deployment of a global tech platform will pave the way towards a lower cost to serve.

Customer experience	Operational leverage	Global platform

Product simplification and digital first	Common operating model, globally leveraging process automation	Proprietary back-end (Gravity) and our cloud based front-end (ODS) technologies

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our priorities for 2024 are to:
→Expand our leadership in consumer lending across our footprint (e.g. #1 finance company in Europe and LatAm, top 5 in the US and top 10 in China in auto finance) by providing the best customer experience and enhancing our global relationships.
→Converge towards a more digital global operating model, building a world-class digital offering in mobility, supporting our partners' transformation journeys.
→Continue to build flex-term solutions (leasing, subscription) based on common platforms.

Digital Consumer Bank
A single model across our markets for our consumer and auto finance business and for Openbank

Our focus is to address our customers' needs, as they evolve both in mobility and consumer financing, by providing them with best-in-class point of sale solutions, available through their channel of choice.
We are a growth arm of Santander, by bringing mobility, consumer financing and digital banking capabilities at the same time to any market:
•Mobility: we are the largest global franchise in a growing market. DCB's competitive advantages include our global reach, our strong relationships with all players in the value chain and our service quality. We focus on improving digital solutions for our end customers and partners and investing in our leasing and subscription global digital platforms.
•Consumer financing (non-auto): we are a strong player in Europe and Latin America for checkout lending, buy now, pay later, credit cards and direct loans. We have specialized know-how and tech platforms, with the aim of capturing multi-product customers.
•Digital Banking: through Openbank and its advanced data, tech and product capabilities, we can quickly expand into other markets with excellent and enhanced deposit gathering possibilities.

In 2024, our strategic projects include:
•Mobility: deploy our common leasing platform in a few European markets, continue to develop digital capabilities for OEMs, dealers and new digital players. Expand existing partner relationships across the US and Latin America.
•Consumer financing: execute signed flagship deals with major global tech companies and continue to develop solutions in Zinia's new tech stack.
•Openbank: further grow customers in Spain and recently entered European markets by continuing to provide a great, fully-digital customer experience.
Moreover, we will continue increasing our deposit based funding and the originate to distribute model by expanding our securitization programme.

Customer experience	Operational leverage	Global platform

Global relationship management (OEMs, importers and retailers)	Operational & commercial benchmark to maximize profitability and growth	From multiple country-specific platforms to global platforms (e.g. leasing, BNPL)

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our aim is to become a focused, world-class Corporate & Investment Banking business, positioning ourselves as a trusted advisor to our clients whilst delivering profitable growth. Our priorities for 2024 are to:
→Deepen our client relationships with a particular focus on the US.
→Make our centres of expertise more sophisticated and further digitalize our business.
→Manage capital actively.

Corporate & Investment Banking
Our global platform to support corporates and institutions

In order to deliver on our 2024 priorities, we will focus on the following levers:
•Deepen client relationships:
•Boost strategic dialogue, accelerating advisory/value-added products and services to continue growing our fee business.
•Focus on executing the plan to take our US CIB franchise to the next level, selectively expanding our client base and product capabilities in areas adjacent to our strengths.
•Deliver CIB products and services to the Group's customer base, fostering collaboration with other Santander businesses.
•Global platforms:
•Active capital management to optimize returns, deepening the Originate-to-Share model to accelerate asset rotation and increase global origination.

•Operational leverage:
•Reinforce our global centres of expertise.
•Continue building Global Markets business to increase activity with our corporate and institutional clients.
•Further leverage technology and invest in AI to digitalize the business and automate end-to-end processes.
•Attract, develop and retain top talent.

Customer experience	Operational leverage	Global platform

Trusted advisor for our customers, leveraging our global and local products	Continue growing fee and transactional business through our global centres of expertise and tech	Optimize capital returns on the back of global origination and distribution capabilities

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our ambition in 2024 is continue building the best Wealth and Insurance Manager in Europe and the Americas through 3 strategic pillars:
→Improve our customer experience and expand our presence to new countries and businesses.
→Boost operational leverage through our global operations and factories.
→Continue to build our global platforms.

Wealth Management & Insurance
Common service models for private banking, asset management and insurance businesses

With the aim of maintaining double-digit growth, better serving our customers and remaining one of the most important growth engines of the Group, we will continue to work to become the best Wealth and Insurance Manager in Europe and the Americas.
To deliver on this ambition, our priorities for 2024 are organized around three pillars:
•Customer experience and growth through the development of new businesses and expanding our presence to new countries. We are entering new markets that are key for our business such as the domestic side of the US or the Middle East. On the Asset Management side, we plan to significantly grow our Alternatives and Institutional businesses. In Insurance, we are focusing on businesses with greater growth potential such as Health, Savings or SMEs, while streamlining our processes to deliver a better customer experience.
•Boost operational leverage through our global operations and factories. We are reinforcing the collaboration among our businesses and also with Retail & Commercial Banking and Corporate & Investment Banking to offer the best of our factories and footprint to our customers. We are using our global factories to implement our complete Private Banking model across our footprint and to create a systematic approach to investment advice across countries and simplify and streamline our insurance products and services.
•Continue building our global platform across the three businesses. Through a new global investments platform, we are digitalizing the way we distribute investments and provide advice in our markets. We are also completing our Private Banking platform with a focus on digital and we are building new global business platforms in Insurance.

Customer experience	Operational leverage	Global platform

Providing our customers with a specialized product & service proposition in all countries	Leverage our global operations and factories to connect countries and increase collaboration with CIB and Retail	Global platforms and infrastructure to improve efficiency and time-to-market

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our priorities for 2024 are to:
→Scale up our global platform of innovative payments and integrated value-added solutions
→Roll out our global payment platform to all our regions and the open market
→Expand our cards business while improving customer experience

Payments
Single infrastructures for payments solutions: PagoNxt and Cards

PagoNxt
•Merchant
•Strategic management of market share and profitable growth, investing in commercial capabilities to further expand business across Santander's banks and capture opportunities in the open market.
•Focus on product globalization and delivery of strategic value-added services.
•Investment in globalizing technology to improve efficiency and lower cost per transaction, and scale up our platform.
•OneTrade
•Complete the deployment of PagoNxt solutions for international business across Santander markets. Scale up open market activities.
•Leverage our scale to deliver a market leading proposition.
•Consolidate the OneTrade platform to sustain business growth and capture synergies with the Group.
•Payments Hub
•Continue expansion of the global payments platform reaching seven different markets.
•Migrate a significant volume of transactions so more than 2 billion are processed through the payments platform in the year.
•Continue driving a lower cost per transaction through an overall efficiency plan.
•Ebury
•Consolidate customer franchise through product development, enhanced commercial capabilities and geographical expansion.
•Drive operational leverage and significantly improve profitability.
Cards
We aim to provide exceptional payments experience, fostering customer loyalty and leveraging transactional data to enhance profitability.
To implement this vision we are focusing on three pillars:
•Expand our business to increase our revenue.
•Drive profitable growth in lending through debit and credit cards through the use of data, improving admission process and limits approval.
•Exploit the commercial cards business by leveraging Santander's presence in the Corporate and SME segments.
•Connect card issuing and Merchant acquiring platforms, developing new business opportunities between Cards and Getnet.
•Improve customer experience:
•Expand, develop and adopt common digital services that improve customer experience.
•Invisible payments to offer our customers the most seamless and convenient card payment experience.
•Become a best-in-class global card issuing tech platform:
•In 2024, we aim to roll out our global Cards platform, Plard, in six countries.

Customer experience	Operational leverage	Global platform

Deliver best-in-class payment solutions leveraging our global and local scale	Reduce cost per transaction through capex optimization and operational efficiency	Migrate volumes to common global platforms to gain scale and offer competitive pricing in the open market

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Secondary segments

Europe

Our strategy in Europe is to remain focused on customer experience, service quality and delivering a common operating model. Our top priorities for 2024 are to:
→Improve our customer experience as we progress in our omni-channel strategy, simplifying and adding value to our interactions, moving towards our shared vision of being a digital bank with branches.
→Expand our franchise, leveraging our unique position of geographic diversification and scale.
→Increase efficiency, maintaining strong cost discipline and increasing productivity by implementing a common operating model based on simplification, scale and agility.
→Maximize our business value through agile pricing and active capital management focused on sustainable asset rotation and greater emphasis on high-value origination.

Spain
•Accelerate business transformation, in particular organizational, process and product simplification, leveraging global platforms and new technologies such as generative AI, which allow us to structurally reduce our cost to serve.
•Grow in all business segments focused on further increasing the customer base and loyalty, leveraging our global and regional scale.

United Kingdom
•Grow based on customer loyalty and exceptional customer experience.
•Simplify and digitalize the business to improve efficiency and performance.

Portugal
•Continue our commercial and digital transformation, with the aim of providing the best customer experience.
•Remain best-in-class in terms of efficiency and profitability, providing an adequate return on capital.

Poland
•Improve our customers' and employees' experience.
•Focus on business digitalization increasing services and products offered in all channels.

North America

In 2024, we expect to begin to see the impact of our platform development programme as we build on our local strengths and increasingly take advantage of our global businesses capabilities to:
→Launch new capabilities in each of our North American markets, particularly in digital consumer banking.
→Develop our Corporate & Investment Banking platforms in both countries and Wealth Management offshore and in Mexico, to accelerate revenue growth in capital-light businesses.
→Continue to simplify our regional operating model to reduce overlaps and increase efficiency.
→Increase cross-border coordination to leverage our differentiated footprint across Europe and the Americas.

United States
•Digital Consumer Bank: support profitable growth and our digital bank with branches vision by bringing together our consumer finance capabilities with stable sources of USD funding, including the launch our national digital deposit gathering platform.
•Corporate & Investment Banking: continue growing focusing on client relationships, leveraging the enhanced advisory and investment banking capabilities both locally and globally.
•Wealth Management: accelerate growth through initiatives to expand the offshore customer segments that bank with us.

Mexico
•Advance our technological transformation to improve digital channels, drive digital adoption and further improve customer experience by building on technology and data.
•Grow our customer base and increase loyalty, supported by digital products and offerings, new service models and continued product simplification.
•Increase synergies with global businesses to drive new and innovative solutions.
•Support our customers' green transitions while fostering inclusive and sustainable growth.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

South America

The Group's priorities in the region are to:
→Strengthen connectivity between our countries and with the Group, through the development of our global and regional businesses, fostering inclusive and sustainable businesses.
→Accelerate revenue growth by focusing on more transactional businesses that generate higher fees.
→Increase liabilities business, improve specialized value propositions for corporate customers and strengthen our payment services business through our global platforms.

Brazil
•Consolidate our strategy by focusing on value creation and profitability improvement, while keeping credit quality under control.
•Continue making progress in business diversification and customer loyalty.
•Simplify products and processes, improving operational efficiency and customer experience.

Chile
•Transform our bank digitally to capture new customers, maintain our NPS leadership and consolidate our position in the mass segment with new product offerings such as Getnet.
•Strengthen our corporate and private banking franchise, with specialized value propositions and leadership in FX and Wealth Management transactional products.

Argentina
•Continue to develop our financial platform, strengthening connectivity between businesses and consolidating recent inorganic acquisitions.
•Generate productivity gains and synergies between businesses, focusing on cost management and simplification.

Uruguay
•Increase business volumes, maintaining good levels of efficiency and high profitability.
•Simplify our retail product offering and accelerate digital transformation.

Peru
•Become our customers' main bank in the Corporate and CIB segments, continue leading the auto finance market, expand the microfinance business and take advantage of global platforms and digitalization.

Colombia
•Continue to focus on profitable products for Corporates and CIB, and promote our auto and microcredit businesses (Prospera), with a differentiated value proposition, leveraging regional offerings. We will also analyse additional funding sources to reduce funding costs.

DCB Europe

Our priorities for 2024 are to:
→Expand our European leadership in profitability and scale in auto and consumer lending with competitive, innovative financing solutions.
→Accelerate transformation of our operating model towards single platforms, building off Group solutions to improve both end customers' and partners' customer experience, providing the best service while maintaining best-in-class efficiency.
→Reduce sensitivity to interest rates by increasing deposit acquisition.
→Continue supporting the green transformation of mobility in Europe.

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8. Alternative performance
measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
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
Additional APMs to those included in this section are presented in section 9.8 of the chapter 'Responsible banking'.

The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to better understand the trends in the business. Further information is included at the end of section 3.2 'Results'.
In addition, the results by business areas in section 4 'Financial information by segment' are presented only on an underlying basis in accordance with IFRS 8. The use of this information by the Group’s governance bodies and reconciled on an aggregate basis to our IFRS consolidated results can be found in note 52.c to our consolidated financial statements.

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity A (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding results from operations outside the ordinary course of business.
Average stockholders’ equity A (excl. minority interests)
RoTE	Profit attributable to the parent B	This is used to evaluate the profitability of the company as a percentage of its tangible equity. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders’ equity A (excl. minority interests) - intangible assets
Underlying RoTE	Underlying profit attributable to the parent B	This very common indicator measures the profitability of the tangible equity of a company arising from underlying activities, i.e. excluding results from operations outside the ordinary course of business.
Average stockholders’ equity A (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of business. It is an indicator that reflects the efficiency of the bank’s total assets in generating underlying profit over a given period.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the Group’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of business) to the Group’s risk-weighted assets.
Average risk-weighted assets
RoRAC	Underlying consolidated profit	This is the return on economic capital required internally (necessary to support all risks inherent in our activity).
(Return on Risk-Adjusted Capital)	Average economic capital
Economic Value Added	Underlying consolidated profit – (average economic capital x cost of capital)	Economic value added is the profit generated in excess of the cost of economic capital employed. This measures risk-adjusted returns in absolute terms, complementing the RoRAC approach.
Efficiency	Operating expenses C	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s operating income.
(Cost-to-income)	Total income
A.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
B.Excluding the adjustment to the valuation of goodwill.
C.Operating expenses = Administrative expenses + amortizations.

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Profitability and efficiency A B (EUR million and %)	2023	2022	2021
RoE	11.91%	10.67%	9.66%
Profit attributable to the parent	11,076	9,605	8,124
Average stockholders' equity (excluding minority interests)	93,035	89,986	84,133

Underlying RoE	11.91%	10.67%	10.29%
Profit attributable to the parent	11,076	9,605	8,124
(-) Net capital gains and provisions	—	—	-530
Underlying profit attributable to the parent	11,076	9,605	8,654
Average stockholders' equity (excluding minority interests)	93,035	89,986	84,133

RoTE	15.06%	13.37%	11.96%
Profit attributable to the parent	11,076	9,605	8,124
(-) Goodwill impairment	-20	—	-6
Profit attributable to the parent (excluding goodwill impairment)	11,096	9,605	8,130
Average stockholders' equity (excluding minority interests)	93,035	89,986	84,133
(-) Average intangible assets	19,361	18,164	16,169
Average stockholders' equity (excl. minority interests) - intangible assets	73,675	71,822	67,964

Underlying RoTE	15.06%	13.37%	12.73%
Profit attributable to the parent	11,076	9,605	8,124
(-) Goodwill impairment	-20	—	—
Profit attributable to the parent (excluding goodwill impairment)	11,096	9,605	8,124
(-) Net capital gains and provisions	—	—	-530
Underlying profit attributable to the parent (excluding goodwill impairment)	11,096	9,605	8,654
Average stockholders' equity (excl. minority interests) - intangible assets	73,675	71,822	67,964

RoA	0.69%	0.63%	0.62%
Consolidated profit	12,209	10,764	9,653
Average total assets	1,773,103	1,720,273	1,563,899

Underlying RoA	0.69%	0.63%	0.65%
Consolidated profit	12,209	10,764	9,653
(-) Net capital gains and provisions	—	—	-530
Underlying consolidated profit	12,209	10,764	10,183
Average total assets	1,773,103	1,720,273	1,563,899

RoRWA	1.96%	1.77%	1.69%
Consolidated profit	12,209	10,764	9,653
Average risk-weighted assets	624,031	606,952	572,136

Underlying RoRWA	1.96%	1.77%	1.78%
Consolidated profit	12,209	10,764	9,653
(-) Net capital gains and provisions	—	—	-530
Underlying consolidated profit	12,209	10,764	10,183
Average risk-weighted assets	624,031	606,952	572,136

RoRAC C	15.34%	14.00%	13.73%
Consolidated profit	12,209	10,764	9,653
(-) Net capital gains and provisions	—	—	-530
Underlying consolidated profit	12,209	10,764	10,183
Average economic capital	79,605	76,872	74,166

Economic value added C	3,285	2,146	2,707
Underlying consolidated profit	12,209	10,764	10,183
(-) Average economic capital x cost of capital	-8,924	-8,617	-7,476
Average economic capital	79,605	76,872	74,166
Cost of capital	11.21%	11.21%	10.08%

Efficiency ratio	44.1%	45.8%	46.1%
Underlying operating expenses	25,425	23,903	21,415
Operating expenses	25,425	23,903	21,415
Net capital gains and provisions impact in operating expenses D	—	—	—
Underlying total income	57,647	52,154	46,404
Total income	57,423	52,117	46,404
Net capital gains and provisions impact in total income D	224	37	—
A.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
B.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
C.The 2022 and 2021 economic capital requirements have been recalculated based on the 2023 methodology to facilitate their comparison.
D.Following the adjustments in note 52.c to the consolidated financial statements.

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Efficiency ratio by business area (EUR million and %)
	2023			2022
	%	Operating expenses	Total income	%	Operating expenses	Total income
Europe	42.1	9,030	21,439	47.3	8,523	18,030
Spain	41.7	4,227	10,132	48.6	3,998	8,233
United Kingdom	49.7	2,745	5,525	49.6	2,685	5,418
Portugal	27.3	542	1,982	38.7	502	1,295
Poland	27.1	862	3,182	28.0	692	2,474
North America	49.1	6,465	13,174	47.7	5,871	12,316
US	51.0	3,679	7,209	47.2	3,599	7,623
Mexico	43.9	2,588	5,899	44.9	2,076	4,623
South America	38.5	6,920	17,971	37.0	6,675	18,025
Brazil	34.6	4,529	13,104	32.4	4,180	12,910
Chile	44.6	1,020	2,285	40.1	981	2,449
Argentina	50.2	775	1,544	53.9	987	1,833
Digital Consumer Bank	47.6	2,618	5,502	46.7	2,462	5,269

RoTE by business area (EUR million and %)
	2023			2022
	%	Profit attributable to the parent (excluding goodwill impairment)	Average stockholders' equity (excl. minority interests) - intangible assets	%	Profit attributable to the parent (excluding goodwill impairment)	Average stockholders' equity (excl. minority interests) - intangible assets
Europe	14.47	5,489	37,931	9.28	3,810	41,054
Spain	14.16	2,371	16,742	7.89	1,560	19,786
United Kingdom	13.01	1,545	11,874	10.70	1,395	13,038
Portugal	25.92	896	3,458	15.03	534	3,553
Poland	17.68	674	3,810	11.93	364	3,047
North America	9.76	2,360	24,183	11.06	2,878	26,025
US	6.07	932	15,355	9.40	1,784	18,968
Mexico	17.70	1,560	8,814	16.92	1,213	7,168
South America	14.43	3,045	21,097	18.77	3,658	19,491
Brazil	13.73	1,921	13,987	19.23	2,544	13,232
Chile	14.82	582	3,925	19.47	677	3,479
Argentina	55.60	386	694	26.23	324	1,237
Digital Consumer Bank	12.33	1,199	9,721	13.65	1,308	9,583

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

Credit risk (I) (EUR million and %)	2023	2022	2021
NPL ratio	3.14%	3.08%	3.16%
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,620	34,673	33,234
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	33,821	32,617	31,288
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	273	271	358
Customer guarantees and customer commitments granted classified in stage 3	1,517	1,776	1,578
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	9	10
Total risk	1,133,898	1,124,121	1,051,115
Impaired and non-impaired gross loans and advances to customers	1,059,135	1,058,688	995,646
Impaired and non-impaired customer guarantees and customer commitments granted	74,763	65,433	55,469

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Credit risk (II) (EUR million and %)	2023	2022	2021
Total coverage ratio	66%	68%	71%
Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	23,490	23,418	23,698
Total allowances to cover impairment losses on loans and advances to customers measured at amortised cost and designated at fair value through OCI	22,788	22,684	22,964
Total allowances to cover impairment losses on customer guarantees and customer commitments granted	702	734	734
Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	35,620	34,673	33,234
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired) that is currently impaired	33,821	32,617	31,288
POCI exposure (Purchased or Originated Credit Impaired) that is currently impaired	273	271	358
Customer guarantees and customer commitments granted classified in stage 3	1,517	1,776	1,578
Doubtful exposure of loans and advances to customers at fair value through profit or loss	9	9	10

Cost of risk	1.18%	0.99%	0.77%
Underlying allowances for loan-loss provisions over the last 12 months	12,458	10,509	7,436
Allowances for loan-loss provisions over the last 12 months	12,932	10,836	7,436
Net capital gains and provisions impact in allowances for loan-loss provisions	-474	-327	—
Average loans and advances to customers over the last 12 months	1,059,566	1,059,972	968,931

NPL ratio by business area (EUR million and %)
	2023			2022
	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	Total risk
Europe	2.32	14,495	624,696	2.37	15,186	639,996
Spain	3.06	8,529	278,569	3.27	9,598	293,197
United Kingdom	1.42	3,518	247,360	1.21	3,059	253,455
Portugal	2.59	1,024	39,503	2.99	1,247	41,755
Poland	3.55	1,397	39,329	3.80	1,268	33,350
North America	4.09	7,805	190,720	3.03	5,629	185,614
US	4.57	6,303	137,893	3.25	4,571	140,452
Mexico	2.82	1,489	52,785	2.32	1,047	45,107
South America	5.72	10,142	177,380	6.20	10,381	167,348
Brazil	6.56	7,479	113,937	7.57	7,705	101,801
Chile	5.01	2,332	46,565	4.99	2,384	47,811
Argentina	1.99	78	3,903	2.08	122	5,844
Digital Consumer Bank	2.12	2,877	135,608	2.06	2,583	125,339

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Total coverage ratio by business area (EUR million and %)
	2023			2022
	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted	%	Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Credit impaired loans and advances to customers, customer guarantees and customer commitments granted
Europe	49.3	7,147	14,495	51.8	7,871	15,186
Spain	49.1	4,185	8,529	51.0	4,890	9,598
United Kingdom	30.3	1,066	3,518	33.8	1,033	3,059
Portugal	82.7	847	1,024	79.3	990	1,247
Poland	73.3	1,024	1,397	74.0	938	1,268
North America	73.8	5,763	7,805	93.3	5,250	5,629
US	67.7	4,265	6,303	90.3	4,127	4,571
Mexico	100.0	1,489	1,489	106.6	1,116	1,047
South America	78.4	7,948	10,142	76.0	7,886	10,381
Brazil	84.7	6,338	7,479	79.5	6,128	7,705
Chile	52.7	1,230	2,332	56.3	1,343	2,384
Argentina	165.7	128	78	180.4	220	122
Digital Consumer Bank	88.0	2,532	2,877	92.8	2,397	2,583

Cost of risk by business area (EUR million and %)
	2023			2022
	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months	%	Underlying allowances for loan-loss provisions over the last 12 months	Average loans and advances to customers over the last 12 months
Europe	0.44	2,533	582,256	0.39	2,396	612,142
Spain	0.62	1,522	246,660	0.61	1,618	265,051
United Kingdom	0.10	247	251,362	0.12	316	262,973
Portugal	0.20	77	38,546	0.04	17	40,286
Poland	2.08	674	32,385	1.43	440	30,721
North America	2.05	3,733	182,037	1.49	2,538	169,980
US	1.92	2,593	135,190	1.35	1,744	128,834
Mexico	2.43	1,135	46,729	1.95	788	40,348
South America	3.36	5,401	160,644	3.32	5,041	151,705
Brazil	4.77	4,701	98,555	4.79	4,417	92,188
Chile	0.80	365	45,637	0.93	399	42,953
Argentina	6.64	150	2,262	2.91	132	4,541
Digital Consumer Bank	0.62	792	128,583	0.45	544	119,524

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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

Ratio	Formula	Relevance of the metric
TNAV per share (Tangible net asset value per share)	Tangible book value A	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
Number of shares excluding treasury stock
Price to tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share
LTD (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
Customer deposits
Loans and advances (minus reverse repos)	Gross loans and advances to customers minus reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
Deposits (minus repos)	Customer deposits minus repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.
PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees paid from Santander Asset Management and Santander Insurance to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to Group’s profit.
A. Tangible book value = Stockholders’ equity (excl. minority interests) - intangible assets.

Others (EUR million and %)	2023	2022	2021
TNAV (tangible book value) per share	4.76	4.26	4.12
Tangible book value	75,552	70,459	70,346
Number of shares excl. treasury stock (million)	15,886	16,551	17,063

Price to tangible book value per share (X)	0.79	0.66	0.71
Share price (euros)	3.780	2.803	2.941
TNAV (tangible book value) per share	4.76	4.26	4.12

Loan-to-deposit ratio	99%	103%	108%
Net loans and advances to customers	1,036,349	1,036,004	972,682
Customer deposits	1,047,169	1,009,722	900,554

PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	3,296	2,730
Profit after tax	1,707	1,167
Net fee income net of tax	1,589	1,563

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2023 to all periods contemplated in the analysis. The table below shows the average exchange rates of the main currencies in which the Group operates.
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
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers minus reverse repurchase agreements and customer funds minus repurchase agreements, into our presentation currency, the euro, applying the closing exchange rate on the last working day of 2023 to all periods contemplated in the analysis. The table below shows the period-end exchange rates of the main currencies in which the Group operates.

Exchange rates: 1 euro/currency parity

	Average		Period-end
	2023	2022	2023	2022
US dollar	1.081	1.051	1.105	1.068
Pound sterling	0.870	0.853	0.868	0.887
Brazilian real	5.397	5.421	5.365	5.650
Mexican peso	19.158	21.131	18.691	20.805
Chilean peso	906.417	916.688	965.192	909.200
Argentine peso	282.765	134.786	893.635	189.116
Polish zloty	4.538	4.683	4.343	4.684
Impact of inflation on operating expenses
Santander presents, for both the Group and the business units included in the primary segments, the changes in operating expenses, as well as the changes excluding the exchange rate effect, and the changes of the latter excluding the effect of average inflation in 2023. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last twelve months for each country and, for the regions, as the weighted average of each country comprising the region's inflation rate, weighted by each country's operating expenses in the region. The table below shows the average inflation rates calculated as indicated for each of the regions and countries.

Average inflation 2023
%

Europe	5.7
Spain	3.6
United Kingdom	7.4
Portugal	4.4
Poland	11.6
North America	4.7
US	4.2
Mexico	5.6
South America	19.5
Brazil	4.6
Chile	7.7
Argentina	127.9
Digital Consumer Bank	5.5
Total Group	9.3

2023 Annual report     Contents    Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Profitability and efficiency ratios of new primary segments from 1 January 2024

Ratio	Formula	Relevance of the metric
Global Business RoTE	Profit attributable to the parent (excluding goodwill impairment)	This is used to evaluate the profitability of the company
as a percentage of its tangible equity. It is measured as
the return that shareholders receive as a percentage of
the funds invested in the bank less intangible assets.
Average stockholders’ equity (excl. minority interests) - intangible assetsA

A. Allocated according to RWA consumption.

Efficiency ratio by new primary segment (EUR million and %)
	2023			2022
	%	Operating expenses	Total income	%	Operating expenses	Total income
Retail & Commercial Banking	43.1	12,825	29,754	44.7	12,059	26,994
Digital Consumer Bank	42.8	5,263	12,296	41.9	5,197	12,391
Corporate & Investment Banking	45.0	3,387	7,527	43.3	2,901	6,703
Wealth Management & Insurance	37.9	1,216	3,210	41.2	1,104	2,678
Payments	44.2	2,344	5,298	46.6	2,271	4,874

RoTE by new primary segment (EUR million and %)
	2023			2022
	%	Profit attributable to the parent (excluding goodwill impairment)	Average stockholders' equity (excl. minority interests) - intangible assets	%	Profit attributable to the parent (excluding goodwill impairment)	Average stockholders' equity (excl. minority interests) - intangible assets
Retail & Commercial Banking	15.15	5,659	37,362	14.15	5,017	35,462
Digital Consumer Bank	11.52	1,901	16,502	15.47	2,610	16,869
Corporate & Investment Banking	17.52	2,440	13,922	15.85	2,233	14,085
Wealth Management & Insurance	72.16	1,467	2,033	52.42	1,101	2,100
Payments	24.94	627	2,512	30.01	693	2,309

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Risk, compliance & conduct management

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Our risk, compliance & conduct management is an essential lever to help people and businesses prosper.

→ Our risk management and control model together with our risk culture and robust governance contribute to maintaining a medium-low risk profile.	→ Risk, compliance & conduct continue to support our customers and all our stakeholders to face a challenging environment.	→ We keep embedding ESG factors across the different risks, both from a regulatory and management perspective.

Santander’s risk culture is part of the Santander Way. It represents how we manage risks on a day-to-day basis.

9.0 (over 10) Average rating by employees agreeing to the statement: "Group leaders frequently highlight the importance of managing risks on our day-to-day"

8.3 (over 10) Employees rating of Santander’s performance. Development and reward frameworks motivate people to effectively manage risks

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1. Risk, compliance & conduct management    454
1.1 Executive summary and 2023 highlights    454
1.2 Emerging risks    457
2. Risk management and control model    459
2.1 Risk principles and culture    459
2.2 Key risk types    459
2.3 Risk, compliance & conduct governance    460
2.4 Risk management processes and tools    462
Risk appetite and structure of limits
Risk Profile Assessment (RPA)
Scenario analysis
Risk reporting structure
3. Credit risk    465
3.1 Introduction    465
3.2 Credit risk management    465
3.3 Key metrics    466
3.4 Other credit risk details    472
4. Market, structural and liquidity risk    477
4.1 Introduction    477
4.2 Market risk management    477
4.3 Market risk key metrics    480
4.4 Structural balance sheet risk management    484
4.5 Structural balance sheet risk key metrics    485
4.6 Liquidity risk management    487
4.7 Liquidity risk key metrics    487
4.8 Pension and actuarial risk management    488
5. Capital risk    489
5.1 Introduction    489
5.2 Capital risk management    489
5.3 Key metrics    490
6. Operational risk    491
6.1 Introduction    491
6.2 Operational risk management    491
6.3 Key metrics    496
7. Compliance & conduct risk    497
7.1 Introduction    497
7.2 Compliance and conduct risk management    497
8. Model risk    503
8.1 Introduction    503
8.2 Model risk management    503
9. Strategic risk    505
9.1 Introduction    505
9.2 Strategic risk management    505
10. ESG risk factors    507
10.1 Introduction    507
10.2 ESG factors risk management    510

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1. Risk, compliance &
conduct management

1.1 Executive summary and 2023 highlights
This section outlines Santander’s risk management and risk profile in 2023 based on key risk indicators and their performance. Additional information on each risk type can be accessed using the links provided for each section.

Credit risk	> Section 3
Credit quality indicators remain in line with expected levels, given the current challenging macroeconomic and geopolitical environment.

NPL ratio	Cost of risk
3.14% ▲ 6bp s/2022	1.18% ▲ 19bp s/2022
This year's NPL rate performance is explained by the lower increase in impaired loans, thanks to proactive management and NPL portfolio sales, and the lower relative growth of the credit risk with customers.
The cost of risk has remained slightly below 120 bp, mainly due to the good performance in the year of loan-loss provisions in Spain, the UK and Chile.

The 2023 credit risk strategy focused on:
→A customers-related proposal that improves time to market and simplifies the product offer.
→Managing the effects of increased cost of living (monitoring most affected sectors/customers, playbooks, local customer support measures, among others).
→Strengthening the balance sheet by divesting less profitable assets (portfolio sales).
→Driving digital transformation to improve profitability and support subsidiaries in the transition to global business management.

Market, structural and liquidity risk	> Section 4
Our risk profile remained stable, despite some Value at Risk (VaR) spikes due to high market volatility in some periods.

Average VaR	LCRA
€ 11.7 Mn ▼ 2.4 Mn s/2022	166% ▲ 14 pp s/2022
A.LCR: Liquidity coverage ratio
VaR remained generally stable throughout the year averaging EUR 11.7 million, rebounding at times of high volatility in the markets (max. EUR 19.3 million) due to events related to the regional banks and the negotiation of the debt ceiling in the United States or the increase in tension in the Middle East.
Robust and diversified liquidity buffer by customers, business and geographies, with ratios well above regulatory requirements.

A summary of our 2023 highlights is described below:
→Highly liquid balance sheet & well-diversified deposit base, composed mainly by retail deposits with stable structure (approximately 75% are transactional).
→Reduced exposure to Interest Rate Risk in the Banking Book (IRRBB) with conservative risk appetite limits.
→Our exposure to unrealized losses on the held-to-collect bond portfolio (HtC) compared to CET1 is among the lowest in the banking system.
→Trading business focused on customer service.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Capital risk	> Section 5
The latest EBA stress test has once again demonstrated the strength of our business model and, consequently, that our solvency levels would be sufficient to cope with the most severe macroeconomic scenarios.
Credit risk stands out in the distribution of risk-weighted assets (RWA) as it is our core business.

CET 1 Fully Loaded	RWA

12.3% ▲ 22 bp s/2022

624 bn ▲ 15Mn s/2022
Capital optimization with enhanced models and several initiatives. In addition, our new global business model will allow us to improve capital allocation.

Operational risk	> Section 6
→Stable risk profile despite the challenging environment.
→Adaptation to regulatory changes focused on operational resilience and Basel principles related to operational risk, environmental, social and governance (ESG) requirements and capital calculation models.
→Widening of the European cyber risk hub, to other geographies outside Europe.

Compliance and conduct risk	> Section 7
→Reinforcement of the Group's General Code of Conduct and Canal Abierto.
→Development of compliance and conduct frameworks and regulations for CIB.
→Progress in the development of a global control room to prevent illicit conduct and identify potential conflictive transactions.
→One FCC: improved accountability of the first line of defence, strengthened supervision methodology and support for international anti-money laundering initiatives.
→Continuous progress in conduct risk management, especially those derived from sustainability factors in new products, digital channels, financial inclusion and customer vulnerability.
→Progress in reputational risk management derived from climate risk factors (materiality assessment and greenwashing).

Model risk	> Section 8
→Reinforcement of the binding role of internal validation to comply with growing regulatory requirements.
→Definition of the IV Next project to evolve the internal validation function, prioritizing key actions through global management.
→Optimizing model risk management data exploitation.
→Continuous improvement of regulatory models (Internal Rating Based Approach —IRB— e Internal Model Approach —IMA—) to meet supervisory expectations.

Strategic risk	> Section 9
→Focus on monitoring the consequences of inflationary pressure, monetary and fiscal policy.
→We continue to focus on our transformation initiatives.
→Improved challenge of strategic plans, identification and monitoring of emerging risks and analysis of the business model evolution.

ESG risk factors	> Section 10
→Advances in risk appetite with new metrics and limits to support our decarbonization strategy.
→Progress in our materiality assessment methodology, including a more holistic view and advances in biodiversity.
→Progress in the implementation of the climate risk management model through 'The Climate Race' initiative to integrate ESCC factors into the credit granting process.
→Participation in the EBA regulatory exercise 'One-off Fit-for-55 Climate Risk Scenario Analysis', which will be extended to 2024.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Proactive and efficient risk management in a challenging macroeconomic and geopolitical environment by strengthening how we monitor all risks, key indicators and the most affected customers and sectors.
Our business model and solvency levels have demonstrated, once again, their resilience to the most severe macroeconomic scenarios, according to the latest EBA stress exercise.
The transition to a low-carbon economy represents a great business opportunity for financial entities that are committed to sustainability, which is why we embed ESG factors in our risk management model.

We base segment reporting on financial information presented to the chief operating decision maker, which exclude certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. Grupo Santander has aligned the information in this chapter consistently with the information used internally for management reports and with the information presented in other public documents of the Group.
During 2023, the segments were split by geographic area in which profits were earned or by type of business. We prepared the information by aggregating the figures for Santander’s various geographic areas and business units, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group were applied.

For more details on segments, see section '4.1 Description of segments' of the 'Economic and financial review' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

1.2 Emerging risks
Through our emerging risks exercise, we try to identify key threats to our strategic plan under theoretical stress scenarios with low likelihood of occurrence. We aim to detect, assess and monitor risks that may have a significant impact on our business model, profitability and solvency. Proactive risk management is essential to avoid potentially negative impacts on, and deviations from, targets which could be mitigated through action plans drawn up in advance.
Emerging risk identification involves both the first and second line of defence in our subsidiaries and at the corporate centre. We also embed identified risks in the idiosyncratic scenarios of the Group's Internal Capital Adequacy Assessment Process (ICAAP), the Internal Liquidity Adequacy Assessment Process (ILAAP), and recovery and resolution plans.
In 2023, potential threats stemmed from, among others, tighter financial conditions, high inflation, tension in the Middle East, and the continuing war in Ukraine. Some core emerging risks and their associated action plans are:
Macroeconomic and geopolitical environment
Some of the many macroeconomic and geopolitical factors posing risk to our strategy include persistent restrictive monetary policy, intensification of armed conflicts in the Middle East and Ukraine, and rising energy and commodity prices. We analyse situations that we do not include in our base scenario because of their low likelihood (per our emerging risk methodology); however, they can become global risk scenarios that may affect the markets where we operate. For example:
•Higher interest rates for longer. Future rises in inflation or delays in the disinflation roadmap could mean restrictive monetary policy remains in place for longer, which would mainly impact on our subsidiaries in Europe and the US — economies in Latin America are at a different stage of monetary policy. This could trigger a worse than expected economic slowdown, with higher unemployment and a drop in house prices that could jeopardize credit quality and liquidity conditions.
•Escalation of the conflicts in Ukraine and the Middle East, leading to tighter monetary policy as energy prices and inflation soar.
•High increase in public debt levels, triggering a rise in risk premiums, mainly in the eurozone, financial fragmentation, and possible spillover to financial institutions.
Macroeconomic and geopolitical uncertainty can potentially hinder our growth and profitability and diminish asset quality due to a slowdown in one or many of our markets. In addition, our clients' income or the value of their financial assets could also be affected, which would likely impact the recoverability of loans and increase our losses or additional provisioning needs.
Economic volatility might make our estimates seem inaccurate, our processes seem unreliable and our loan-loss provisions seem insufficient.
Grupo Santander has robust risk policies and procedures and manages risk proactively to keep our risk profile within the limits set in our risk appetite statement. This, coupled with our geographical and business diversification, makes us more resilient to macroeconomic and geopolitical risk.
In addition, the constant reinforcement of mitigating measures helped reduce the potential severity of these risks. Throughout 2023, we have developed the following actions:
•frequent monitoring meetings, including special situation forums (where necessary) to review risk profile and business, market and macroeconomic trends, with the spotlight on key indicators related to the potential escalation of the armed conflicts mentioned above;
•playbooks designed and implemented to pursue a quick, forward-looking and proactive response to challenging circumstances;
•a large and diverse base of customer deposits that enables us to address challenges from a strong liquidity position;
•the means to proactively detect credit impairment (especially in the most affected sectors) and get customers the help they need through specific solutions;
•support for our customers in developing sustainable, energy-efficient alternatives to offset the impact of economic cycles and potential energy shocks and adopt the measures implemented by governments to protect the most vulnerable customers; and
•asset-liability committee (ALCO) and market committee meetings to monitor structural, interest rate and FX risk, including the coverage of our capital ratios in all major currencies and, where necessary, adjusting our limits and exposure so that we remain within our risk appetite.
Growing legislative and regulatory pressure
With a business model based on a broad international presence through subsidiaries that maintain relevant market shares in our core geographies in which we operate, Grupo Santander is subject to different regulations. Our status as a global systemically important bank (G-SIB), implies higher capital requirements that could intensify due to new regulations or if supervisors revise current requirements (e.g. on the back of the recent crisis of some regional banks in the US).
New laws or extension of existing legislative measures, an increase in minimum capital requirements following supervisor review and assessment, or levies on credit institutions that impact on our business and relations with customer, could stymie profitability and return on equity, increase funding costs and undermine our resilience to economic disruption and ability to extend credit.
Any law or regulation could lead to new or stricter prudential requirements, especially in terms of capital and liquidity. This could have a direct impact on the Group's or our subsidiaries’ solvency and/or liquidity levels.
The key mitigation measures for this risk are:
•monitoring of initiatives included in the capital plan, in line with the continuous improvement of our regulatory models, as well as the mitigation of the possible impacts of Basel standards; and

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•creation of multidisciplinary working groups in cooperation with banking associations, regulators and other stakeholders to anticipate possible outcomes of these measures.
Risk of suffering a severe cyber attack
International conflicts such as the Ukraine and Israel crises produced a worsening threat landscape. The growing cyber threat combined with the increasing reliance on digital systems, make cybersecurity one of Santander’s main priorities.
Therefore, we aim to become a cyber resilient organization that can resist, detect and rapidly respond to cyberattacks, while constantly enhancing our defences. To achieve this, we have a cyber risk oversight and control framework to measure the control environment and our risk profile.
For more details on the main cybersecurity risks, see 'Cyber risk' in section 6.2 ‘Operational risk management’.
To counter these threats, Santander counts with different initiatives described in section '5. Research, development and innovation (R&D&I)' on the 'Economic and financial review' chapter.
Risks related to Artificial Intelligence (AI)
Artificial Intelligence (AI) is the creation of intelligent systems through machines. These machines are able to operate with a certain degree of autonomy to generate predictions, recommendations, decisions and other outcomes that can impact on physical and virtual environments. Machine learning, deep learning and other AI analytical techniques have different levels of autonomy and complexity.
Banks have been using AI for several years to boost operational efficiency and strengthen risk management. In fact, they have been relying on AI to identify early warnings against money laundering, enhance customer experience, provide new insights for more rounded analysis, automate processes to reduce operational risk, and for other means.
The use of AI will become more widespread in the coming years, especially as new components like generative AI come to light. We must weigh up the benefits of AI and the oversight and control of using it, which also entails potential risks (complexity and explainability of results, biases, identification of accountability, data privacy, among others) that financial institutions will need to manage and mitigate to remain financially stable.
We are firmly committed to promoting the transformation of the financial sector through the responsible use of AI that prioritizes transparency and customer protection.

Central bank digital currencies (CBDC) and disintermediation risk
The possible launch of digital versions of fiduciary currencies issued by central banks (central bank digital currency — CBDC) could impact on financial stability if they replace traditional accounts, which in turn could affect commercial banks’ volume, structure and cost of lending.
An increasing number of central banks are exploring the possibility of issuing CBDC. Some are already running pilot projects to be prepared in case they consider at some point that its issuance is necessary. The focus of the political debate is above all on the versions aimed at the retail market that offer citizens a digital, central bank liability for payments. In the Eurozone, the ECB is making significant headway with the digital euro, which is in what is called the 'preparatory phase' since October 2023.
Depending on their design, CBDC could become the new standard of payments and bank deposits, which could lead to a disintermediation of the financial system. This could exacerbate financial instability in time of economic stress, if customers decide to convert euros in their bank deposits into digital euros, which may be perceived as more secure. A massive and disorderly adoption could also impact the financing of financial entities, which could have an impact on the financing of the economy. In addition, CBDC could replace other payment methods, which could have an impact on other business lines.
It is not clear what services and what business model banks and other payment providers will be able to provide based on these instruments. The final impact of CBDC will depend on their final design, in terms of the introduction of restrictions on remuneration and maximum holding amounts for citizens, as well as the use cases, infrastructure used and compensation model for intermediaries that they envisage. services. The benefits of CBDC, which are also unclear, will depend on each country or region’s particularities.
To mitigate CBDC risk, the Group:
•actively participates in the debate on CBDC with national and international authorities in order to explain the risks to financial stability and banks, and propose solutions to mitigate them;
•monitors central banks’ CBDC projects to analyse their impact on the business or the possibility of developing new services for our clients.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2. Risk management
and control model
Our risk management and control model is underpinned by common principles, a solid risk culture, a clear governance structure and advanced management processes on risk types

2.1 Risk principles and culture
Grupo Santander's risk management and control are based on these mandatory principles, which consider regulatory requirements and best market practices:
1.All employees are risk managers who must understand the risks associated with their functions and not assume risks that will exceed the Group’s risk appetite or have an unknown impact.
2.Senior managers must be involved to make sure we keep our risk profile within risk appetite, with consistent risk conduct, action, communications, and oversight of our risk culture.
3.Independence of risk management and control functions, according to our three lines of defence model (described in detail under section 2.3 'Risk and compliance governance').
4.We take a forward-looking, comprehensive approach for all businesses and risk types.
5.Effective information management to identify, assess, manage and disclose risks at appropriate levels.
Risk culture - Risk Pro
The Group's risk culture, which is called Risk Pro (or 'I AM RISK' in the UK and the US), is a core element of both our corporate culture, The Santander Way, and our purpose of helping people and businesses prosper.
Risk Pro is each employee’s accountability for the risks taken in their day to day and their individual contribution to identifying, assessing and managing risks properly and responsibly.
Risk Pro is part of all stages of the employee life cycle, so we ran training in the behaviors of our risk culture. Our performance review system, MyContribution, assigns all Santander employees a common risk objective.
In 2023, we continued rolling out our risk culture target operating model, which is based on the best practices identified in the different subsidiaries where we operate. Its main target is to consolidate the risk culture across the Group. We measure how risk cultures is embedded within the organization through YourVoice and other KPIs.
Throughout the year, with the aim of promoting our risk culture, we’ve celebrated our global Risk Pro Week to raise employees’ awareness of why they must manage risk in their day-to-day.

For more details about Group's risk culture, see the section '1. Our culture' of the 'Responsible Banking' chapter.

2.2 Key risk types
Grupo Santander's risk classification is based on our corporate risk framework. It includes the following, which you can find out more about by clicking on the links provided:

Credit risk	Operational risk

Market risk	Financial crime risk

Liquidity risk	Model risk

Structural risk	Reputational risk

Strategic risk

ESG risk factors

At Grupo Santander we consider that ESG (environmental, social and governance) risk factors can impact the types of risks that exist in different time horizons. Consequently, they must be identified, evaluated, managed and mitigated in accordance with regulatory requirements and market best practices.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2.3 Risk, compliance & conduct governance
Our risk, compliance & conduct governance structure pursues an effective oversight of every risk according to our risk appetite. It stands on three lines of defence, a clear committee structure and strong group-subsidiary relations guided by our risk culture, Risk Pro.
Lines of defence
Our model of three lines of defence effectively manages and controls risks:

1st
The business and support areas that take or originate risks are primarily responsible for managing them. The first line detects, measures, controls, monitors and reports on the risks it originates according to internal risk management policies, models and procedures. Risk management must be consistent with the approved risk appetite and related limits.

2nd
The second line of defence, comprising the risk, compliance & conduct areas, independently oversees and challenges risk management at the first line of defence. Its duties include promoting that risks will be managed according to the risk appetite approved by senior management and strengthening our risk culture across the Group.

3rd
The third line of defence, which is the Internal Audit area, is fully independent to give the board and senior management assurance of high-quality and efficient internal control, governance and risk management to preserve our value, solvency and reputation.

Risk, compliance & conduct, and internal audit functions are sufficiently separate and independent from each other. Each function has direct access to the board and its committees. The risk, compliance and conduct functions report to the risk supervision, regulation and compliance committee and the internal audit function reports to the audit committee.
Risk, compliance & conduct committees' structure
Our risk and compliance & conduct governance aims to:
•facilitate effective and efficient decision-making on risks;
•oversee risk control; and
•check that we manage risks according to the risk appetite set by the Group and subsidiary boards of directors.
To achieve these aims, our risk, compliance & conduct governance keeps risk control and risk-taking separate.

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

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The board of directors has final oversight of risk, compliance & conduct management and control to promote a sound risk culture and to review and approve risk appetite and policy, with support from its risk, regulation and compliance committee and its executive committee.

For more details, see section 4.8 ‘Risk supervision, regulation and compliance committee activities in 2023’ on 'Corporate governance' chapter.
The Group chief risk officer (Group CRO), who leads the application and execution of our risk strategy and promotes proper risk culture, is in charge of overseeing all risks, as well as challenging and advising business lines on risk management.
The Group chief compliance officer (Group CCO) leads the application and execution of the compliance & conduct risk strategy and is in charge of overseeing the risks within their purview and reporting on them to the Group CRO.
The Group CRO and the Group CCO report directly to both the risk supervision, regulation and compliance committee and the board of directors.
The executive risk committee, the risk control committee and the compliance & conduct committee are executive committees with powers delegated from the board of directors.
Executive risk committee (ERC)
The ERC manages risk with board-given authority to accept, modify or escalate important models as well as actions and transactions that may pose significant risk to the Group. It makes the highest-level risk decisions, mindful of risk appetite. It is formed by the CEO and other senior managers from the Risk, Finance and Compliance & Conduct areas. The Group CRO can veto the committee’s resolutions.
Risk control committee (RCC)
The RCC controls and provides a holistic overview of risks. It makes sure business lines are managed according to the board-approved risk appetite. It also determines and checks the impact of existing and emerging risks on Grupo Santander's risk profile. It is formed of senior officers from the Risk, Compliance & Conduct, Finance and Management control, and other areas. From time to time, subsidiary-level CROs to report to the committee on risk profile.
Compliance & conduct committee
The committee monitors and reviews compliance & conduct risk management. It also oversees corrective measures for new risks and risks detected among management-related deficiencies. It is formed of senior officers from the compliance & conduct, risk, accounting and management control, and other areas. The chair holds the casting vote over the committee’s resolutions.
Executive-level committees delegate some duties to management and control fora and meetings (see chart above) that:
•inform the Group CRO, the Group CCO, the risk control committee, and the compliance and control committee if risks are being managed within risk appetite;
•regularly monitor each key risk type; and
•oversee measures to meet supervisors and auditors’ expectations.
The risk and compliance & conduct functions' internal regulation effectively creates the right environment to manage and control all risk types.
Grupo Santander can establish additional governance measures for special situations, as it has done with the covid crisis, the war in Ukraine, the uncertainty caused by the collapse of several regional banks in the US and Credit Suisse, and the current geopolitical situation. We have upgraded the monitoring of all risks, with special attention to the main macroeconomic indicators, liquidity, vulnerable sectors and clients, cybersecurity reinforcement, among other areas. The special situations forums we have activated are enabling us to cope with the geopolitical and macroeconomic environment in a resilient manner.
The Group’s relationship with its subsidiaries
Grupo Santander subsidiaries’ risk, compliance & conduct management and control model is consistent with the frameworks approved by the Group board of directors. Subsidiaries adhere to the frameworks through their own boards and can only adapt to higher standards according to local law and regulation. As part of our aggregate risk oversight, we challenge and ratify subsidiaries’ internal regulation and transactions to create a common risk management and control model across the Group.
The risk, compliance & conduct functions will continue to support the businesses and oversee risk control both globally and locally. We continued to build on our group-subsidiary relations model by leveraging our global scale to uncover synergy under a common operating model and platform. The model promotes process simplification and more enhanced control to help grow the business.
The Group CRO, the Group CCO and regional heads of risk are involved in appointing, setting objectives for, reviewing and compensating their country-unit counterparts to evaluating that risks are adequately controlled.
Each subsidiary's CRO/CCO interacts regularly with the regional head of risk, the Group CRO and the Group CCO in country control meetings. Local and global risk, compliance & conduct functions also hold meetings to address specific matters.
Our subsidiaries cooperate to effectively strengthen group-subsidiary relations through these common initiatives:
•evolution of organizational structures based on subsidiary benchmarks and strategic vision to promote more advanced risk management infrastructures and practices;
•exchange of best practices that will strengthen processes, drive innovation and result in a quantitative impact;
•search for talent in risk and compliance teams with internal mobility through the global risk talent programme and strong succession plans.

For more details on our relationship with our subsidiaries, see section 7. ‘Group structure and internal governance’ of the 'Corporate Governance' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2.4 Risk management processes and tools
In the following section, we describe Grupo Santander's processes and tools to carry out effective risk management.
Risk appetite and structure of limits
Risk appetite is the aggregate level and types of risk we deem prudent for our business strategy, even in unforeseen circumstances.
The risk appetite is expressed through qualitative statements and quantitative limits and metrics representative of the bank’s risk profile. Those metrics cover all key risk types according to our corporate risk framework. We articulate them in five axes that provide us with a holistic view of all risks we incur in the development of our business model:

Key risks
Risk Appetite axes	Credit risk	Market risk	Liquidity risk	Structural risk	Operat. risk	Financial Crime Risk	Model risk	Reputat. risk	Strategic risk

P&L volatility	Control of P&L volatility associated with business plan under baseline and stressed conditions

Solvency	Control of capital ratios under baseline and stressed scenarios (aligned with ICAAP)

Liquidity	Control of liquidity ratios under base and stress scenarios (aligned with ILAAP)

Concentration	Control of concentration levels in customers, sectors and portfolios

Non financial risks	Solid controls on non financial risks aimed to minimize financial, operative, technological losses, as well as legal and regulatory breaches, and conduct events or reputational damage

Our risk appetite and business model rests on:
•a medium-low, predictable target risk profile, centred on retail & commercial banking, internationally diversified operations and a significant market share;
•stable, recurrent earnings and shareholder remuneration, sustained by a sound base of capital, liquidity and sources of funding;
•autonomous subsidiaries that are self-sufficient in terms of capital and liquidity to safeguard their risk profiles against compromising the Group’s solvency;
•an independent risk function and a senior management actively engaged in supporting a robust control environment and risk culture; and
•a conduct model that protects our customers and our Simple, Personal and Fair culture.
Risk appetite is governed throughout the Group by the following principles:
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
To promote that all material risks are adequately represented, we use corporate methodologies to identify and assess the risk to which we are exposed to, in the different counties, and are inherent to our activities (emerging risks and risk control self-assessment — RCSA— among others).

For more details on these exercises see sections ‘Management and control model’ 6.2 Operational risk management' and '1.2 Emerging risks'.
•Common standards embedded in the day-to-day risk management. The Group shares the same risk appetite model, which sets common requirements for processes, metrics, governance bodies, controls and standards. It also facilitates an effective and traceable embedding of our appetite into more granular management policies and limits across our subsidiaries.
•Continuous adaptation to market best practices, regulatory requirements and supervisors’ expectations.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
•control through the three lines of defence model that the risk appetite limits are subject to periodic oversight and that the specialized control functions report on risk profile and compliance with limits to the board and its committees every month.
Risk profile assessment (RPA)
Identification and assessment are crucial to managing, controlling and reporting on risks properly. Our risk profile assessment (RPA) covers the Group’s internal and external risks and vulnerabilities and measures their quantitative and qualitative materiality. Our risk framework outlines all material risk types that stem from the Group’s core risk assessments.
We systematically evaluate the risk profile of the Group and its subsidiaries using a single RPA methodology based on the core principles of our risk identification and assessment model: area-level accountability, efficiency, common methodology, comprehensive risk coverage, materiality, and guidance on corrective action and mitigation.
Under the RPA methodology, we calculate risk profiles based on a points system of 'low', 'medium-low', 'medium-high' and 'high' to make sure the board-approved risk appetite remains within a medium-low, predictable risk profile. In addition, it allows a holistic view of all risks at a given moment in time, pinpointing weaknesses in our risk management and deviations from our business plan to take corrective action. It showcases our prudent risk management that translates to solid solvency ratios and comfortable levels of liquidity.
Our risk profile considers these factors:
•Risk type, where we measure exposure under base and stressed scenarios through risk appetite and 'top of the house' metrics and internationally recognized, internal and best practice indicators.
•Group/Subsidiaries, which gives an aggregated view of risks to the Group and its subsidiaries, as well as threats that may impact on business planning and strategic objectives.
The Group's target is to maintain a medium-low risk profile, despite market volatility, a gradual drop in inflation (which remains high) and ongoing geopolitical tension. Our cautious and proactive management led to strong profitability and credit quality indicators, and a robust liquidity risk profile.
Scenario analysis
Scenario analyses enable us to measure the resilience of our balance sheet and our capital adequacy under stressful conditions. The findings of these analyses are used to review our risk appetite and draw up actions to mitigate expected losses or, if needed, to reduce capital and liquidity.
Scenario analyses also enable senior management to comprehend the nature and scope of the vulnerabilities to which the Group is exposed to in the development of its business plan.
Our Research department plays a key role in determining scenarios, macroeconomic variables and other factors that can affect our risk profile in our markets.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We conduct a systematic review of our risk exposure under base, adverse and favourable scenarios that predict an impact on solvency and liquidity. These exercises are fundamental to our processes:
•Regulatory exercises based on instructions from EU and domestic supervisors.
•Business planning to help set the Group’s risk strategy and profile, with:
•internal capital and liquidity adequacy assessment processes (ICAAP and ILAAP) that measure capital and liquidity in various scenarios;
•budget and strategic planning when implementing a new risk approval policy, in evaluating the risk profile or when monitoring specific portfolios and business lines;
•our annual recovery plan, which specifies which tools Grupo Santander could use to survive a severe financial crisis. The plan’s financial and macroeconomic stress scenarios have various levels of severity, plus idiosyncratic and/or systemic events; and
•risk appetite, with stressed metrics to determine how much risk we want to expose ourselves to.
•Recurrent risk management also uses scenario analyses for:
•provisions estimates: involve a value correction of credit operations for those existing or prospective risk factors that have not been considered in the initial approval and rating process, both for individual customers and for total portfolio;
•regular credit and market risk stress tests that simulate changes in expected losses to estimate required capital and absorb unexpected losses; and

For more details on scenario analysis, see sections 3.2 ‘Credit risk management', 4.2 ‘Market risk management’ and 4.6 'Liquidity risk management' and section 'Expected loss estimation' in Note 54 to the consolidated financial statement.

•climate change scenario analysis, with the Network for Greening the Financial System (NGFS) & Representative Concentration Pathways (RCP) scenarios and others that we’ve created to calculate the impact of climate change.
To make stress testing more consistent and robust:
•Our three lines of defence and senior management are involved in scenario analysis governance and oversight.
•The models we develop estimate future metric values (e.g. credit losses).
•Our backtesting and reverse stress exercises challenge model outcomes regularly.
•Our teams contribute expert opinions and a vast understanding of portfolios.
•And we thoroughly monitor models, scenarios, assumptions, results and mitigating management measures.
Against a backdrop of high inflation, record interest rate hikes by central banks, banking sector volatility, armed conflict in Ukraine and the Middle East, initial signs of weak demand for credit, and uncertainty and mistrust in the financial system due to several events in early 2023, scenario analyses were key to pinpointing and managing potential impacts of those events on our portfolios.
We boosted our foresight by drawing up action points, adapting our strategy to maintain solvency levels and considering our more vulnerable customers due to the macroeconomic landscape.
We continued to build up our analysis of potential losses to the highest level of granularity by enhancing our sector-level methodology and projection tool based on the resilience of each company’s financial statements to different macroeconomic scenarios. We considered their pledge to meet energy commitments through possible transition plans by quantifying impacts under the assumptions of an orderly, disorderly or non-existent transition to be able to keep our management of the portfolio one step ahead.
Moreover, we conducted sensitivity analysis on retail customers’ creditworthiness, with special focus on our mortgage portfolio. The analysis considered several interest rate hike scenarios to propose relief and mitigation measures for the most vulnerable customers.
Risk reporting structure
Senior management gets regular reporting from the Enterprise-wide risk management team on current and future risks so it can remain abreast of our risk profile and exercise sound decision-making. Reporting is dynamic, such that all significant risks are prioritized in a timely and appropriate manner.
Our reports cover every risk included in our corporate risk framework, with all necessary considerations for their proper risk assessment. They also provide a consolidated view of all risks, maintaining the information quality and consistency according to our corporate data framework.
Our risk reporting structure continues to strike a balance between data, analysis and qualitative commentary, incorporating forward-looking measures, risk appetite information and limits, and emerging risks.
We continue to enhance our reporting with simpler, automated processes and tighter controls that adapt to new needs. In 2023, we reported and monitored all the impacts of ongoing armed conflicts; escalated cases of risk from macroeconomic and geopolitical volatility; and paid close attention to every emerging risk that could have a direct or indirect impact on the Group.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

3. Credit risk

3.1 Introduction
Credit risk is the risk of financial loss when a customer or counterparty whom Santander has financed or has a contractual obligation with defaults or loses creditworthiness. It includes counterparty risk, country risk and sovereign risk and generates the most exposure and capital consumption.
3.2 Credit risk management
We take a holistic view of the credit risk cycle, including the transaction, the customer and the portfolio to identify, analyse and make decisions about credit risk.
Credit risk identification facilitates active and effective portfolio management. We classify external and internal risk in each business to adopt any corrective or mitigating measures through:

Planning
Our planning helps us set business targets and draw up action plans within our risk appetite statement.
Strategic commercial plans (SCPs) are a risk management and control tool the business and risk areas prepare for our credit portfolios. They determine commercial strategies, risk policies, resources and infrastructure, to have a holistic view of portfolios.

Risk assessment and credit rating
Risk approval generally depends on the applicant’s ability to repay the debt, regardless of any collateral or personal guarantees we require. We review their regular sources of income, including funds and net cash flows from any businesses.
Our credit quality assessment models are based on the credit rating engines for each of our segments, which we monitor to calibrate and adjust the decisions and ratings they assign.

Collections and recoveries
The Collections & Recoveries area draws up a strategy based on local economic conditions, business models and other recovery-related particulars.
For effective and efficient recoveries management, the area segments customers based on certain aspects, using new digital channels that help create sustainable value.

Scenario analysis
Scenario analyses determine potential risks in credit portfolios; give us a better understanding of their performance under various macroeconomic conditions; and enable us to employ management strategies that will avoid future deviations from set plans and targets.

Mitigation techniques
We generally approve risk according to a borrower’s ability to make due payment, regardless of any additional collateral or personal guarantees we may require. We always consider guarantees or collateral as a reinforcement measure in a credit transaction to mitigate a loss if the borrower defaults on their payment obligation.

Monitoring
Our holistic, regular monitoring allows us to track credit quality, spot risk trends early and check credit performance against original targets based on a system that helps us determine monitoring levels, policies and special measures for each customer.

For more details see section 'Credit risk management', in Note 54 to the consolidated financial statement

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

ATOMiC: Advanced Target Operating Model in Collaboration
Since its launch, the ATOMiC has transformed credit risk management as we continue to work on daily business operations as part of our credit risk strategy.
It enables us to continue strengthening our control environment and our ability to anticipate and handle uncertainty caused by complex, unforeseen events like geopolitical conflict and social and economic instability, and adapt to new regulation from recent years.
In 2023, we bolstered our credit risk strategy to help us achieve sustainable and profitable growth. We continued to make headway in digitalization and innovation with the goal of achieving prudent growth. We focused on monitoring portfolio profitability and capital targets with a forward-looking approach in view of the macroeconomic landscape. We also supported the development of the Group’s new global businesses, and embedded environmental, social and climate change (ESCC) risk in credit risk management.
Everything we do is consistent with the Group’s strategic principles:
•Think Value: Adding value by simplifying credit risk procedures through enhanced automation and digitalization, which enables us to continue refining our customer response times, Net Promoter Score (NPS) and other KPIs.
•Think Customer: Keeping the customer at the core of our credit risk strategy by promoting flexible limits and quick response, improving decision-making, maintaining focus on the quality of collections and recoveries, and supporting business areas’ growth.
•Think Global: Working as a global team to adapt better and faster to change, as well as sharing knowledge and best practice among internal talent and networks of Group experts and harnessing the benefits of being a multinational organization.
As a 'living' strategy, it is reviewed and updated annually. In 2023, the Group drew up initiatives in subsidiaries that helped (and will continue to help) drive faster transformation and innovation and tackle new challenges with ATOMiC Pro.
We based these initiatives on four levers we consider vital to their success:
i.advanced target operating models (updated TOMs);
ii.business success case studies (SCS) that help us understand best practices implemented in the Group;
iii.KPIs: metrics that help measure the contribution and impacts of ATOMiC on credit portfolios (including the percentage of automated decisions, time-to-yes, percentage of customers with pre-approved limits); and
iv.local transformational initiatives that promote faster implementation of the strategic lines of credit risk in the Group and are subject to specific KPIs.
Local credit risk strategies are defined based on the starting situation of each country, its budgetary needs and readjusting global objectives to their own reality and particularities. These local strategies therefore jointly build the Group's ambition and credit strategy. ATOMIC enables us to be better prepared for unexpected events, as we constantly strengthen our control framework in terms of:
•risk appetite limits and risk profile;
•credit risk management based on analytical models and automation;
•forward-looking metrics and concentration limits per customer and sector;
•measures that help determine in advance the risk policies and actions to be implemented with clusters of customers in view of the environment (playbooks);
•specific measures for each segment, from individuals to large corporates, such as sectoral exercises with new macroeconomic scenarios, and review of admission cut-off scores; and
•enhanced forecasting, proactive monitoring and recovery management by the Collections and Recoveries area.
3.3 Key metrics
2023 overview
In 2023, the global macroeconomic landscape continued to be affected by inflation — which did, however, begin to gradually decline due to monetary policy. Grupo Santander’s performance was largely affected by official interest rate hikes in our markets. We had to make credit risk control processes more forward-looking to be ready for future shifts.
Though lending margins benefited from interest rate hikes, the financial industry is facing increasing headwinds related to lower loan demand, which is cooling rapidly; lower credit quality with higher credit risk in portfolios; and a potential increase in credit losses due to customers having less disposable income.
Our geographical diversification also enables us to tackle the challenging landscape as our markets are at different stages of the economic cycle. Our credit risk maintained a strong, diversified balance of mature and emerging markets: Europe1 (55%), North America (17%), South America (16%) and DCB (12%).
As at December 2023, credit risk with customers climbed 1% from 2022 (0.8% in constant euros). Increases in Brazil and Mexico (backed by appreciating currency) and in DCB drove the Group’s credit risk upwards; however, this was partially offset by a drop in the credit portfolio in our core units in Europe due to early repayment of mortgages.
Lower credit portfolio growth, coupled with an increase in impaired credit assets to 35,620 million euros (up 2.7% on 2022), caused the NPL ratio to rise to 3.14% (+6 bps from 2022). The main increases in impaired credit assets were in
1 'Others' not included make up the remaining 0.4% (Corporate Centre).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

North America, the United Kingdom, Poland and DCB, offset by decreases in the rest of Europe and South America.
The Group recognized loan-loss provisions of EUR 12,458 million (up 19% compared to 2022) in compliance with IFRS 9, driven by the provisions made in the US (normalization of the Auto portfolio), DCB (due to portfolio growth), Mexico (driven by loan loss provision normalization and growth in loans to individuals) and Poland (related to Swiss Franc mortgages). Our credit profile in the different markets remained good.
Loan-loss reserves totalled EUR 23,490 million. Our NPL coverage ratio decrease to 65.9% (down 1.6 pp on 2022). To understand this coverage ratio, we must consider that mortgages to individuals made up approximately 30% of net customer loans as at December 2023. By and large, these mortgages are found in Spain and the UK and consist of low-risk home mortgages, with low NPL ratios and fewer losses.
Grupo Santander has adopted the measures proposed by the governments of Spain, the UK, Portugal and Poland to ease the burden that interest rate hikes place on vulnerable customers with mortgages. Such measures include extending mortgage terms to bring down payments to levels that customers can afford, in addition to the measures we had in place already.
The Group continuously monitors the government liquidity programs that were launched during the pandemic, where Spain constitutes the majority. 99% of the grace periods have expired, showing positive behaviour with no signs of deterioration.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

The tables below show key customer credit risk metrics:

Main credit risk metricsA
Data as of 31 December
	Credit risk with customersB (EUR million)			Impaired loans (EUR million)			NPL ratio (%)
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Europe	624,696	639,996	636,123	14,495	15,186	19,822	2.32	2.37	3.12
Spain	278,569	293,197	283,953	8,529	9,598	13,403	3.06	3.27	4.72
UK	247,360	253,455	262,869	3,518	3,059	3,766	1.42	1.21	1.43
Portugal	39,503	41,755	41,941	1,024	1,247	1,442	2.59	2.99	3.44
Poland	39,329	33,350	33,497	1,397	1,268	1,210	3.55	3.80	3.61
North America	190,720	185,614	149,792	7,805	5,629	3,632	4.09	3.03	2.42
US	137,893	140,452	112,808	6,303	4,571	2,624	4.57	3.25	2.33
Mexico	52,785	45,107	36,984	1,489	1,047	1,009	2.82	2.32	2.73
South America	177,380	167,348	141,874	10,142	10,381	6,387	5.72	6.20	4.50
Brazil	113,937	101,801	85,702	7,479	7,705	4,182	6.56	7.57	4.88
Chile	46,565	47,811	41,479	2,332	2,384	1,838	5.01	4.99	4.43
Argentina	3,903	5,844	5,481	78	122	198	1.99	2.08	3.61
Digital Consumer Bank	135,608	125,339	116,989	2,877	2,583	2,490	2.12	2.06	2.13
Corporate Centre	5,494	5,824	6,337	301	894	903	5.48	15.35	14.38
Total Group	1,133,898	1,124,121	1,051,114	35,620	34,673	33,234	3.14	3.08	3.16

	NPL coverage ratio (%)			Loan-loss provisions C (EUR million)			Cost of risk (%/risk)D
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Europe	49.3	51.8	49.4	2,533	2,396	2,293	0.44	0.39	0.39
Spain	49.1	51.0	51.4	1,522	1,618	2,320	0.62	0.61	0.92
UK	30.3	33.8	25.8	247	316	-245	0.10	0.12	(0.09)
Portugal	82.7	79.3	71.7	77	17	38	0.20	0.04	0.09
Poland	73.3	74.0	73.9	674	440	200	2.08	1.43	0.67
North America	73.8	93.3	134.9	3,733	2,538	1,210	2.05	1.49	0.93
US	67.7	90.3	150.3	2,593	1,744	419	1.92	1.35	0.43
Mexico	100.0	106.6	95.0	1,135	788	791	2.43	1.95	2.44
South America	78.4	76.0	98.3	5,401	5,041	3,251	3.36	3.32	2.60
Brazil	84.7	79.5	111.2	4,701	4,417	2,715	4.77	4.79	3.73
Chile	52.7	56.3	63.3	365	399	341	0.80	0.93	0.85
Argentina	165.7	180.4	153.8	150	132	140	6.64	2.91	3.01
Digital Consumer Bank	88.0	92.8	107.8	792	544	527	0.62	0.45	0.46
Corporate Centre	32.8	1.5	3.6	(2)	-10	155	(0.04)	(0.14)	2.45
Total Group	65.9	67.5	71.3	12,458	10,509	7,436	1.18	0.99	0.77
A. Management perimeter according to the reported segments.
B. Includes gross loans and advances to customers, guarantees and documentary credits.
C. Post write-off recoveries (EUR 1,592 million).
D. Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

For more details on the main subsidiaries see section 'Detail of the main geographical areas' in Note 54 of the consolidated accounts.
From 1Q'24 (inclusive), Grupo Santander's financial information will reflect changes in the segments we report on, as a result of its new structure/business model. Risk disclosures will also follow these new criteria.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Reconciliation of key figures
Santander’s 2023 consolidated financial statements disclose loans and advances to customers before and after loan-loss reserves. Credit risk with customers also includes off-balance sheet risk or contingent liabilities. This table shows the relationship between those concepts:

		Gross credit risk with customersA
		1,133,898

Gross credit risk with customers	=	Gross loans and advances to customers & others 1,059,137					+	Contingent liabilities
1,133,898								74,761

Loans and advances to customers(Gross)	=	Financial assets measured at amortised cost (Gross)B	+	Financial assets held for tradingB	+	Financial assets at fair value (Gross)B
1,059,137		1,032,511		11,634		14,992

Loan-loss reserves	=	Loan-loss reserves		+		Loan-loss reserves
-22,788		-22,666				-122

Net loans and advances to customers	=	Net financial assets measured at amortised cost	+	Financial assets held for trading	+	Net financial assets at fair value
1,036,349		1,009,845		11,634		14,870

		Net loans and advances to customers
		1,036,349

Section 3. Credit risk

Balance sheet item from consolidated financial statement
A. Includes gross loans and advances to customers, guarantees and documentary credits.
B. Before loan-loss allowances.
Distribution by market and segment
Santander organizes its credit risk function around three customer groups:
•Individuals: All natural persons that are not self-employed individuals, subdivided by income level to manage risk properly by customer type.
•SMEs, corporates and institutions: Companies and self-employed individuals, state-owned entities and private not-for-profit organizations.
•Large corporates: Corporate customers, financial institutions and sovereigns, which make up a closed list that is revised annually. This list is determined through a complete analysis of the customer (business type, geographic diversification, product types used, volume of income it represents for Santander, among others).

The graph below breaks down credit risk (including gross loans and advances to customers, guarantees and letters of credit):

Credit risk distribution

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Below is a breakdown of performing loans and credit impaired by region and segment:

Total

Total
Eur Mn
1,133,898

Segments

Individuals
Eur Mn	634,455

SME, Commercial Banking and Institutions
Eur Mn	277,234

Large Corporates
Eur Mn	222,209

'Others' include Corporate Centre.

•Europe: The NPL ratio fell 5 bps to 2.32% from 2022, due to a significant reduction in impaired loans in Spain and Portugal on the back of portfolio sales.
•North America: The NPL ratio climbed 106 bps to 4.09% from 2022, mainly because the increase in SC USA (normalisation of the portfolio) and in Mexico (portfolio growth in higher return-risk segment).
•South America: The NPL ratio fell 48 bps to 5.72% from 2022, due to the portfolio growth in Brazil and the performance of the Chilean portfolio.
•Digital Consumer Bank: The NPL ratio climbed 6 bps to 2.12% due to a slight increase in impaired loans, not offset by portfolio growth.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Financial asset impairment
The IFRS 9 impairment model applies to financial assets valued at amortized cost; debt instruments valued at fair value with changes in other comprehensive income; leasing receivables; and commitments and guarantees not measured at fair value.
The portfolio of IFRS 9 financial instruments is split according to three credit risk stages:

Observed credit risk impairment since the initial recognition of the financial instrument

Risk category	Stage 1	Stage 2	Stage 3

Classification criteria	Financial instruments with no significant increase in risk since initial recognition.	Financial instruments with a significant credit risk increase since initial recognition but with no materialized impairment event.	Financial instruments with true signs of impairment as a result of one or more events resulting in a loss.

Provisions recognised	The impairment provision reflects expected credit losses from defaults over 12 months from the reporting date.	The impairment provision reflects expected losses from defaults over the financial instrument’s residual life.
The impairment provision reflects expected losses from defaults over the financial instrument’s residual life.
In this stage, the calculation considers that loss events have already occurred and, therefore, the only possible scenario is that they will materialize in losses.

Impairment provisions include expected credit risk losses over the expected residual life of purchased or originated credit impaired (POCI) financial instruments.
The following table shows credit risk exposure by stage and geography:

Exposure by stage and geographyA
EUR million. Dec.23
	Stage 1	Stage 2	Stage 3	Total
Europe	531,686	48,215	14,495	594,396
Spain	235,757	16,141	8,529	260,426
UK	205,707	26,118	3,518	235,344
Portugal	34,489	3,990	1,024	39,503
Poland	35,906	1,907	1,397	39,209
North America	152,026	11,861	7,805	171,692
US	103,811	9,377	6,303	119,490
Mexico	48,191	2,484	1,489	52,164
South America	152,964	13,726	10,142	176,832
Brazil	96,799	9,130	7,479	113,408
Chile	40,198	4,033	2,332	46,562
Argentina	3,469	357	78	3,903
Digital Consumer Bank	128,145	4,569	2,877	135,591
Corporate Centre	3,930	934	301	5,165
Total Group	968,751	79,305	35,620	1,083,676
A. Does not include EUR 31,396 million in temporary purchases of stage 1 assets, nor EUR 18.826 million in unimpaired risk.
Stage 3 financial instruments (showing impairment) performed as follows:

2021 - 2023 Impaired credit assets
EUR million
	2023	2022	2021
Start of period	34,673	33,234	31,767
Net entries	14,658	13,257	10,027
Perimeter	(59)	—	—
FX and others	195	417	529
Write-off	(13,847)	(12,235)	(9,089)
End of period	35,620	34,673	33,234

2021 - 2023 loan loss reserves
EUR million
	2023	2022	2021
Start of period	23,418	23,698	24,271
Stage 1 and 2	9,272	9,983	10,491
Stage 3	14,146	13,714	13,780
Gross provision for impaired assets and write-downs	13,524	11,665	8,824
Provision for other assets	526	305	(6)
FX and other	(132)	(14)	(303)
Write-off	(13,847)	(12,235)	(9,089)
End of period	23,490	23,418	23,698
Stage 1 and 2	9,026	9,272	9,983
Stage 3	14,464	14,146	13,714

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We quantify expected losses from credit events using an unbiased, weighted consideration of up to five future scenarios that could affect our ability to collect contractual cash flows. They consider the time-value of money, information from past events, and current conditions and projections of GDP, house pricing, unemployment and other important macroeconomic factors.
We calculated impairment losses using parameters (mainly EAD2, PD3, LGD4 and discount rate) based on internal models and regulatory and management expertise. As they are far from a simple adaptation, we define and validate them according to IFRS 9 guidelines.

For more information regarding Financial asset impairment, see 'Credit risk management' in section '2. Main aggregates and variations' on Note 54 to the consolidated financial statement.
Forbearance
Grupo Santander's internal forbearance policy is a standard for our subsidiaries and follows regulations and supervisory expectations such as the EBA Guidelines on the management of credit impaired and forborne exposures.
Its rigorous criteria for assessing and monitoring forbearances allows for the strictest possible care and diligence in recoveries. Forbearance must aim to recover outstanding debt, with payment obligations adapted to customers' circumstances.
Forborne debt should remain classified as 'doubtful' or put on a watch-list for sufficient time in order to determine both associated risk and reasonable certainty about recovery of ability to pay. Forbearance may never be used to delay the immediate recognition of losses or hinder the appropriate recognition of risk of default.
In 2023, forbearance stock fell again (6% in the year), and stood at EUR 31,963 million, due to the good payment behaviour in the main geographies. In terms of credit quality, 47% are classified as credit impaired with average coverage of 44%.

Key forbearance figures
EUR million
	2023	2022	2021
Performing	16,919	18,988	20,504
Credit impaired	15,044	15,185	15,539
Total forborne	31,963	34,173	36,042
% Total coverageA	25%	24%	23%
A. Total forbearance portfolio loan-loss allowances/total forborne portfolio.
3.4 Other credit risk details
Credit risk from financial markets activities
This section covers the credit risk generated from treasury activity with customers (especially credit institutions) through money market financing and counterparty risk products to meet the needs of customers and the Group's own needs in their management.
Counterparty credit risk is the risk that a customer will default before the final settlement of a transaction’s cash flows. It creates a bilateral credit risk because it can affect both parties to a transaction. It is also uncertain because it depends on market factors, which can be volatile.
We manage counterparties with several credit risk models based on their characteristics and needs. Model segmentation is organized by business and risk treatment and based on counterparty disclosures as well as the credit risk cycle. The exposure that the counterparty credit risk model cover includes derivatives contracts, repurchase agreements, securities and commodities lending, long settlements and margin lending.
An infrastructure that can measure current and potential exposure quickly and dynamically with various degrees of aggregation and granularity to generate detailed reports is key to decision-making.
We measure exposure using two methods: 'Mark-to-market' (MtM - replacement cost of derivatives), plus potential future exposure ('add-on'); and the Monte Carlo simulation for certain countries and products. We also calculate capital at risk and unexpected loss (e.g. economic capital net of collateral and recoveries, after deducting expected loss).
At market close, we recalculate exposure by adjusting transactions to a new time horizon, adapting potential future exposure, and applying netting, collateral and other mitigants. That way, we can check exposure daily against the limits approved by senior management within risk appetite. We control risk by using a real-time, integrated system that shows the exposure limit with a counterparty for any product and term, and for all subsidiaries.
Counterparty credit risk can also give rise to 'wrong-way' risk if exposure to a portfolio or a counterparty increases but credit quality declines. It can happen when rising default risk increases exposure to a counterparty. Santander has specific models to measure this risk.
Settlement risk occurs when a transaction is settled through an exchange of flows or assets between two counterparties. For instance, when a counterparty exchanges dollars for euros, settlement implies that one party gives euros and receives an equivalent amount of dollars from the other. Settlement risk is the possibility that one of the parties will default on their settlement commitments. We use a global infrastructure and specific models to measure this risk.

2 Exposure at Default
3 Probability of Default
4 Loss Given Default

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Counterparty risk exposures: over-the-counter (OTC) transactions and organized markets (OM)
As at December 2023, the positive market value of total exposure (under management criteria) with netting and collateral agreements for counterparty risk was 13,428 million euros (net credit risk equivalent of 48,372 million euros). In 2023, despite the geopolitical and macroeconomic uncertainty, there was no significant increase in market value or exposure.

Counterparty risk: exposure in terms of market value and credit risk equivalent, including the mitigation effectA
EUR million
	2023	2022	2021
Market value with netting effect and collateralB	13,428	13,249	5,491
Net CREC	48,372	45,157	31,444
A. Figures under internal risk management criteria. Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
B. Includes the mitigation of netting agreements and deducting the collateral received.
C. CRE (credit risk equivalent): net value of replacement plus the maximum potential value, less collateral received.

The chart below shows counterparty risk products (especially interest rate and FX hedging instruments) by nominal risk:

Counterparty risk by nominalA
EUR million
	2023	2022	2021
	Nominal	Nominal	Nominal
Credit derivativesB	24,528	14,765	17,164
Equity derivatives	20,326	26,177	79,062
Fixed income derivatives	4,793	13,320	4,409
Exchange rate derivatives	1,256,997	1,069,870	947,061
Interest rate derivatives	6,775,004	5,538,173	4,915,150
Commodity derivatives	20,061	13,496	12,022
Total OTC derivatives	7,909,027	6,479,325	5,786,114
Derivatives organised marketsC	192,682	196,476	188,755
Repos	421,937	259,946	129,085
Securities lending	61,374	52,269	48,346
Total counterparty riskD	8,585,020	6,988,017	6,152,300
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

Counterparty risk: Distribution of nominal risk by maturityA
EUR million. Dec.23 data
	Up to 1 year	Up to 5 years	Up to 10 years	More than 10 years
Credit derivativesB	14%	58%	25%	3%
Equity derivatives	63%	35%	2%	—%
Fixed income derivatives	97%	3%	—%	—%
Exchange rate derivatives	56%	27%	11%	6%
Interest rate derivatives	40%	38%	14%	8%
Commodity derivatives	71%	27%	2%	—%
Total OTC derivatives	42%	36%	14%	8%
Derivatives organised marketsC	65%	23%	10%	2%
Repos	94%	6%	—%	—%
Securities lending	98%	2%	—%	—%
Total counterparty risk	46%	34%	13%	7%
A. Figures under internal risk management criteria.
B. Credit derivatives acquired, including coverage of loans.
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
Even if the credit quality of some counterparties declines, most counterparty credit risk is with customers with high credit quality (88% rated A or higher), especially financial institutions (23%) and clearing houses (71%).

Counterparty risk: Notional values by customer ratingA
Dec.23 data
Rating	%
AAA	0.81%
AA	2.38%
A	84.36%
BBB	11.32%
BB	1.03%
B	0.08%
Other	0.02%
A. Ratings based on internally defined equivalences between internal ratings and credit agency ratings.
Transactions with clearing houses and financial institutions are subject to netting and collateral agreements, which we also seek to use to cover all other transactions. In general, the collateral agreements Santander signs are bilateral; still, we do sign some unilateral agreements in the customer’s favour, mainly with multilateral organizations and securitization funds.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Counterparty risk: Notional values by customer segment
Dec. 23 data
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
Our processes to manage collateral properly and more often have proved effective amid high volatility.
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
At the end of December 2023, CVA adjustments of EUR 293 million and DVA adjustments of EUR 330 million were recorded, down 16.5% and 9.3% respectively, compared to 2022. These declines are mainly due to movements in the credit markets whose spread levels have been moderately reduced compared to December 2022, partly offset by the upward movement in interest rates.
Counterparty risk, organized markets and clearing houses
Santander’s policies promote early action according to regulation on OTC derivatives, repurchase agreements and securities lending (whether settled through clearing houses or bilaterally). In recent years, we have been standardizing OTC transactions to settle and clear new contracts through clearing houses according to current regulation, in addition to promoting internal use of electronic execution systems.
We actively manage contracts not settled by clearing houses to optimize volume, in accordance with regulation on margins and capital.
While our counterparty risk management does not contemplate credit risk in such transactions, we have been calculating regulatory credit exposure for organized market exchanges since the Capital Requirements Directive (CRD) and the Capital Requirements Regulation (CRR), transposing the Basel principles on capital calculation.
The table below shows the weight of contracts settled by CCP versus total counterparty risk as of December 2023:

Counterparty risk: Notional values by settlement channel and productA
Nominal in EUR million
	Bilateral		CCPB		Organised marketsC		Total
	Nominal	%	Nominal	%	Nominal	%
Credit derivatives	14,388	58.7%	10,140	41.3%	—	—%	24,528
Equity derivatives	14,980	73.7%	559	2.8%	4,786	23.5%	20,326
Fixed income derivatives	4,793	100.0%	—	—%	—	—%	4,793
Exchange rate derivatives	1,186,033	94.4%	44,152	3.5%	26,812	2.1%	1,256,997
Interest rate derivatives	786,925	11.6%	5,844,580	86.3%	143,500	2.1%	6,775,004
Commodity derivatives	2,477	12.3%	—	—%	17,584	87.7%	20,061
Repos	228,551	54.2%	193,386	45.8%	—	—%	421,937
Securities lending	61,374	100.0%	—	—%	—	—%	61,374
Total	2,299,521		6,092,817		192,682		8,585,020
A. Figures under internal risk management criteria.
B. Central counterparties (CCP).
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Risk settled by CCP and productA
Nominal in EUR million
	2023	2022	2021
Credit derivatives	10,140	4,848	6,714
Equity derivatives	559	758	—
Fixed income derivatives	—	15	—
Exchange rate derivatives	44,152	24,349	38,755
Interest rate derivatives	5,844,580	4,555,519	4,054,711
Commodity derivatives	—	—	—
Repos	193,386	109,248	35,284
Securities lending	—	—	—
Total	6,092,817	4,694,737	4,135,464
A. Figures under internal risk management criteria.
Credit derivatives
We use credit derivatives to hedge transactions, customer business in financial markets and trading. The credit derivatives Santander has negotiated have a low notional value: 0.4% of the notional value of counterparty risk. Furthermore, we subject credit derivatives to internal robust controls and procedures to minimize operational risk.
Concentration risk
Concentration risk control is key to our management. We continuously monitor credit risk concentration by region and country, economic sector, customer type and other criteria.
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
No large exposure should exceed 25% of the entity’s eligible capital, including the credit risk reduction effect set out in the regulation.
The use of risk mitigation techniques resulted in no groups triggering those thresholds as at the end of December. 5.6% of total credit risk (including loans to customers and off-balance-sheet risk) is with the 20 'large exposure' groups, according to regulation on credit exposure. While 8.5% of total credit risk is with the 40 'large exposure' groups.
Our Risk division works closely with the Finance division on actively managing credit portfolios with credit derivatives, securitizations and other techniques to reduce exposure concentration and optimize risk-reward.
As indicated in the key metrics section of this chapter, our credit risk is diversified among our core markets (Spain 25%, the UK 22%, the US 12%, Brazil 10%, etc.). Grupo Santander is enhancing these markets with global businesses that will help boost local performance to add value.
In terms of sector diversification, 56% of our credit risk is with individuals, who are inherently highly diverse. It is also well distributed, with no significant concentration in a particular industry. The chart below shows credit risk by industry as at December 2023:

Diversification by economic sectorA

A. Excluding individuals and reverse repos.
Sectors identification and management
Grupo Santander conducts a quarterly review of exposure to customers operating in sectors that could be more affected by macroeconomic conditions (energy consumption, commodity prices, and key macroeconomic variables).
It considers:
•Market information: Industries’ stock market performance.
•Analysts’ EBITDA forecasts for the coming years.
•Internal information: Changes in credit exposure, defaults (in different timelines) and stagings.
•Our industry experts’ opinion, based on specific details about our exposures and our relationships with customers.
Country risk
In credit risk, country risk involves transactions with customers residing in a particular country with unusual business risk. It includes sovereign risk and transfer risk, as well as war, natural disaster, balance of payments crisis and other things that can disrupt international finance. In accordance with regulation, our models and provisioning processes contemplate country risk.
We assume country risk very selectively in transactions that enhance our global relations with customers. And we follow highly cautious standards to manage it.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

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
We continue to track and manage transactions with sovereign risk based on available information, such as reports by rating agencies and international organizations. We monitor each country where we have cross-border5 and sovereign risk. We analyse events that could affect the country’s political or institutional stability and assign its government or central bank a credit rating. This helps us set limits for transactions with sovereign risk.
Our exposure to local sovereign risk not in the issuer country’s currency at the end of December was minor (EUR 4,404 million or 1.1% of total sovereign risk), based on our management criteria. Exposure to non-local sovereign issuers with cross-
border risk was also minor6 (EUR 11,085 million or 2.7% of total sovereign risk). The sovereign debt we hold in Latin America, which is recorded in local ledgers, is predominantly in local currency and short-term.
In recent years, total sovereign risk exposure has remained within regulatory requirements and strategy defined for its management. Because exposure spans several countries, each with its distinct macroeconomic outlook and growth scenario, it varies due to our liquidity management strategy and our interest and FX rate coverage, which apply limits based on each country’s credit rating. The table below shows exposure ratios by rating7:

	2023	2022	2021
AAA	18%	27%	15%
AA	19%	19%	32%
A	41%	34%	26%
BBB	12%	11%	11%
Lower than BBB	10%	9%	16%

Sovereign exposure at the end of December 2023 is shown in the table below (data in million euros):

	2023					2022
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non-trading financial assets mandatory at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	4,996	97	34,534	—	39,627	29,095
Portugal	462	1,247	5,150	—	6,859	5,456
Italy	(2,187)	415	7,366	—	5,594	7,415
Greece	—	—	—	—	—	—
Ireland	—	—	—	—	—	—
Rest Eurozone	2,899	604	4,621	—	8,124	5,651
UK	1,261	607	1,919	—	3,787	2,106
Poland	194	6,340	4,733	—	11,267	8,715
Rest of Europe	16	2,467	310	—	2,793	132
US	2,049	5,253	14,002	—	21,304	23,298
Brazil	11,715	10,273	5,745	—	27,733	23,728
Mexico	3,311	12,075	5,439	—	20,825	17,306
Chile	97	1,040	5,148	—	6,285	6,485
Rest of America	277	543	1,430	—	2,250	1,964
Rest of the World	229	2,843	1,455	—	4,527	3,542
Total	25,319	43,804	91,852	—	160,975	134,893
5 Risks with domestic public or private borrowers in foreign currency and originated outside the country.
6 Countries that are not considered low risk by Banco de España.
7 Internal ratings are applied.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4. Market, structural
and liquidity risk
4.1 Introduction
This section is about Grupo Santander’s management and control of market risk in 2023, including trading risk, liquidity risk and structural risk. It provides a brief description of our methodologies and metrics.
Market risk comes from movements in interest rates, inflation, foreign exchange, equity prices, credit spread, commodity prices, volatility, liquidity risk from products and the balance sheet, and other market variables that can affect transaction performance. It also includes trading and structural risk.
Options, futures, forwards, swaps and other derivatives can mitigate some or all of these risks.
Market risk factors that require more complex hedging are correlation, market liquidity, pre-payment and underwriting risk.
On-balance sheet liquidity risk, where the bank is unable to meet payment obligations promptly or would do so at a high price, is also key. Losses may result from a forced asset disposal and a cash flow imbalance.
Pension and actuarial risk also depend on market variables (for more details, see the end of this section).

For further detail on market factors see section 'Activities subject to market risk and types of market risk', in Note 54 to the consolidated financial statement.
In 2023, we heightened our focus on climate and environmental factors, which arises from the possibility that climate change could adversely affect the value of a financial instrument or a portfolio, or the bank's liquidity; we use market and liquidity risk stress scenarios to measure their potential exposure.
We check our compliance with the Basel Committee’s Fundamental Review of the Trading Book (FRTB) and its implementation according to the EU’s Capital Requirements Regulation (CRR II) and the EBA’s guidelines on market risks.
In 2023, we ran several projects to give control teams the best tools to manage market risk and capital consumption. They included:
•We ran numerous initiatives to enhance the calculation of market risk-related capital requirements under the Fundamental Review of the Trading Book - Standard Approach (FRTB- SA) methodology. In particular:
◦rounded off the scope of calculation for entities and risk factors subject to market risk-related capital;
◦made necessary amendments to adapt the calculation to the most recent regulation;
◦strengthened the control environment over metrics, static risks and technical procedures through an overhaul of data architecture to reduce calculation times and enable us to run simulations; and
◦built up the exploitation layer of capital data under FRTB SA.
•We enhanced the procedures related to positions measured at fair value to meet regulatory requirements.
•We developed and implemented new valuation adjustment methodologies using corporate tools and common standards.
•We broadened the content and analysis of market risk reporting to top management.
•We enhanced the governance framework for the approval and use of market risk models.

4.2 Market risk management
Because factors inside and outside a unit can give rise to market risk, management and control must cover all potential risk sources with coordinated, uniform treatment by all subsidiaries.
The Group's senior management receives thorough, accurate reporting on a regular basis to measure subsidiaries’ risk profiles and gain a holistic view of risk for global analysis and control.
Limits management and control system
The market risk area runs a daily checks so that market risk positions remain within approved limits and assesses the performance of, and significant changes in, related metrics.
We set market risk limits in a dynamic process according to risk appetite levels in the annual limits plan prepared by senior management and extended to all subsidiaries.
To establish that these limits cover all market risk factors based on risk appetite, we take a prudent approach that includes:
•value at risk (VaR) and stressed VaR (sVaR) limits;
•equivalent and/or nominal position limits;
•interest rate sensitivity limits;
•Vega limits;
•limits for risk of delivery of short sales (bonds and equities);
•limits to reduce effective losses or protect profits during the year ('Loss trigger' and 'Stop loss');

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•credit limits (limits for total exposure and jump-to-default by issuer); and
•origination limits.
Those general limits have sub-limits that make the structure granular enough to control market risks from trading. We monitor subsidiaries’ positions every day.
We set global approval and control limits, global approval limits with subsidiary-run control and subsidiary-level approval and control limits. Each subsidiary’s business unit manager requests limits based on business particulars and budgetary targets so that they will match the risk-reward ratio. Risk bodies approve limits according to established governance.
Subsidiaries must adhere to approved limits. The day a limit breach occurs, subsidiary business managers must provide a written explanation with an action plan to correct it.
Market risk-related capital requirements
We use internal and standard models to determine market risk-related capital requirements.
We also use internal models to calculate regulatory capital for the trading books of our subsidiaries in Chile, Mexico and Spain (Santander España’s trading book includes Santander London Branch, which helps diversify its positions).
We launched the Market risk advanced platform (MRAP), a global initiative to strengthen market risk infrastructure according to the new Fundamental Review of the Trading Book (FRTB); and to adapt internal market risk models to the latest Targeted Review of Internal Models (TRIM) and to supervisory demands.
This initiative includes all subsidiaries that generate market risk; the market risk, T&O, front office, finance and regulatory affairs areas.
In 2023, the MRAP programme continued to work on enhancing our processes to measure ‘fair value’. We developed new valuation adjustment methodologies; set corporate standards for valuation adjustment procedures to use them consistently in all the Group’s units; built on control and reporting of positions measured at fair value; and drew up new standards and methodologies to classify financial instruments into levels of fair value. We rolled out all these enhancements in our core markets through corporate tools, enabling us to automate processes and reduce the use of expert judgement significantly.
Our internal market risk model calculates the Group's consolidated regulatory capital as subsidiaries’ total regulatory capital that the ECB has approved. Because it does not consider capital savings owing to geographical diversification, our model is conservative.
It uses advanced methods with VaR, sVaR, Incremental Risk Charge (IRC) and Risk Not in Model (RNIM) as fundamental metrics to calculate ECB-approved regulatory capital in trading consistently with the Basel requirements set out in the CRR.
Methodologies and key aspects
a) Value at Risk (VaR)
Value at risk (VaR), our standard methodology for managing and controlling market risk, measures maximum expected loss with a certain confidence level over a given time. For standard historical simulation, the confidence level is 99% and the time window is one day. We also apply a two-year horizon or VaR over 520 days and other statistical adjustments in order to quickly and efficiently account for recent events that influence risk levels.
We report the highest of two VaR figures, which we calculate every day. One figure includes an exponential decay factor with a low weighting on the oldest observations; the other weights all observations the same. We also use the same methodology to calculate value at earnings (VaE), which gives maximum potential earnings within a certain confidence level and time horizon.
As a risk metric, historical VaR simulation has many advantages. It states a portfolio’s market risk in a single figure according to market movements. Still, it does have its limitations:
•VaR is calibrated to a certain confidence level, above which it does not reveal potential losses.
•The liquidity horizon of products in a portfolio is longer than the VaR model’s.
•VaR is not a dynamic measure of risk even if it is subject every day to significant, albeit unlikely, changes.
•High sensitivity to time windows.
•Inability to show plausible high-impact events outside the time window.
•No market inputs (e.g. correlations, dividends or recovery rates) for measurement parameters.
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
•Unlike VaR, the percentile we take to get sVaR has uniform weighting and is not the highest one based on exponential and uniform weightings.
We calculate ES as expected loss above VaR at a 99% confidence level. We also weight all observations the same. Unlike VaR, ES has the advantage of showing tail risk (i.e. the risk of loss due to a rare event) while being a subadditive metric.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

According to the Basel Committee, 97.5% ES is a risk level similar to 99% VaR.
c) Scenario analysis
Santander’s risk measures are based on normal market conditions, price stability, sufficient liquidity and other assumptions used in daily risk management and decision-making. However, it is possible that extreme movements and strong unforeseen changes will not be properly anticipated.
Scenario analysis enables us to recognize unexpected outcomes and estimate how much capital could be needed to absorb losses stemming from those outcomes.
We regularly calculate and review stress test scenarios for all the trading books of the Group and our subsidiaries, such as:
Historical scenarios
Historical scenarios consider trading portfolio performance during a crisis or significant past market events to estimate maximum losses if such events reoccur (e.g. the subprime crisis of 2007-2008 and the Covid-19 pandemic).
Hypothetical scenarios
We use extreme scenarios based on market risk shocks that do not relate to past events (e.g. abrupt crisis with strong movements in all risk factors, worst-case scenarios, scenarios based on regulatory stress exercises, and forward-looking scenarios). Unlike generally ex post historical scenarios, hypothetical scenarios are ex ante.
Reverse stress test scenarios
Reverse stress test scenarios indicate loss-causing market variables that may compromise the bank’s survival. They supplement traditional stress test scenarios and point out potentially vulnerable business areas, hidden risks and correlations between risk factors.
Other stress test scenarios
In addition to the above scenarios, other stress tests are calculated on a quarterly basis to identify potential losses or significant impacts on capital arising from extreme market movements (e.g. IRC scenarios, proxy stress scenarios in the VaR calculation, liquidity and concentration scenarios).
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
Through backtesting, we assess the quality and general effectiveness of our risk measurement model. Our backtesting compares daily VaR/VaE observed on D-1 to profit and loss
(P&L) observed on D: Economic P&L, actual P&L, hypothetical P&L, and theoretical P&L.
We run daily backtesting for our subsidiaries, as well as daily, weekly and monthly internal (non-regulatory) backtesting depending on portfolio granularity.
The number (or proportion) of exceptions we record is one of the most intuitive indicators of a model’s soundness. As our regulatory backtesting covers a historical period of one year (250 days) and a 99% VaR, we expect two to three exceptions per year. To calculate regulatory capital for market risk, we take the regulatory K8 from the number of exceptions we find in actual and hypothetical backtesting.
e) Analysis of positions, sensitivities and results
Santander uses positions to quantify the market value of derivative transactions by main risk factor and with the Delta value of futures and options. We can express risk positions in subsidiaries’ base currency and in the currency used to standardize information. We monitor positions every day to correct any incidents we find immediately.
Sensitivity to market risk is the estimated impact of change in a risk factor on the market value of an instrument or portfolio. We measure it with partial derivatives or a full portfolio revaluation to get an analytical approximation.
The Market risk area’s daily P&L statement is an excellent indicator of the impact of changes of financial variables on portfolios.
f) Derivatives activities and credit management
Because of their atypical characteristics, we have special measures to monitor derivatives and credit management daily. On the one hand, we monitor the sensitivity of underlying assets to price movements (Delta and Gamma) to volatility (Vega9) and over time (Theta). On the other hand, we systematically check measurements of their sensitivity to spread risk, jump-to-default risk and position concentrations by rating.
Based on regulation and the Basel Committee’s recommendations, we also calculate the IRC, an additional metric for credit risk in the trading book.
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
g) Credit valuation adjustment (CVA) and debit valuation adjustment (DVA)
The Group calculates trading book results through CVA and DVA.

For further detail on CVA and DVA see 'Credit risk from financial markets activities' in section 3.4 'Other credit risk aspect'
8 K: Parameter to calculate regulatory capital consumption for market risk.
9 Vega represents the sensitivity of the value of a portfolio to changes in the price of market volatility.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4.3 Market risk key metrics
In 2023, trading risk levels stayed low amid the high volatility caused by consistently high inflation and pressures on central banks' monetary policies. Additionally, political issues such as debt ceiling talks in the US, elections in certain countries, continuing war in Ukraine or the Middle East conflict, along with the collapse of some regional banks in the US and Credit Suisse case, compounded market volatility.
Risks continued to originate from trading non-complex instruments with customers. Most were hedges for interest rate and FX risk.
2023 saw generally low consumption of trading limits, which are based on the Group's market risk appetite.

VaR analysis
As the VaR of CIB’s trading book shows, market risk strategy focuses on trading with customers to minimize net directional exposure and keep risk diversified by geography and risk factor.
Market volatility throughout the year (especially in terms of interest rates) caused VaR to stay mostly above its three-year average — it ended 2023 at EUR 13.5 million.
In 2023, VaR fluctuated between EUR 19.3 and EUR 7.5 million. Average VaR in 2023 was EUR 11.7 million, lower than 2022 which was marked by high volatility driven by the impact of the Ukraine conflict on energy prices and its effect on inflation, and slightly higher than 2021 (EUR 14.1 million and EUR 10.5 million, respectively).

VaR 2021-2023
EUR million. VaR at 99% over a one day horizon

VaR
Moving average 15d
3Y average VaR
MAX (21.5)
MIN (6.8)
30
25
20
15
10
5
0
jan-21
apr-21
jul-21
oct-21
jan-22
apr-22
jul-22
oct-22
jan-23
apr-23
jul-23
oct-23
dec-23

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Risk by factor
This table shows the latest and average VaR at a 99% confidence level by risk factor in the last three years. It also shows the high and low VaR values in 2023 and 97.5% expected shortfall (ES) at the end of December 2023:

VaR statistics and Expected Shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with a one-day time horizon
	2023					2022		2021
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	7.5	11.7	19.3	13.5	12.5	14.1	11.6	10.5	12.3
Diversification effect	(8.5)	(14.9)	(27.3)	(17.1)	(18.9)	(14.6)	(15.5)	(12.9)	(13.4)
Interest rate	8.9	12.2	20.3	11.1	11.5	12.6	9.9	9.6	9.1
Equities	1.4	3.2	7.3	6.0	6.1	4.2	5.5	3.5	5.1
Exchange rate	2.3	5.3	9.4	4.8	4.9	4.8	3.6	4.2	5.7
Credit spread	2.7	4.3	6.4	6.1	5.9	5.4	5.8	4.8	5.1
Commodities	0.7	1.6	3.2	2.6	3.0	1.7	2.3	1.3	0.7

Total Europe	6.6	9.4	14.7	11.8	11.1	12.2	10.5	9.3	9.9
Diversification effect	(5.3)	(10.5)	(21.6)	(13.8)	(14.9)	(10.4)	(14.2)	(9.3)	(12.6)
Interest rate	5.6	9.1	16.5	8.2	9.3	10.2	10.1	7.7	7.1
Equities	1.5	2.8	7.1	5.8	5.3	3.6	5.5	3.3	5.8
Exchange rate	2.1	3.5	5.7	5.2	5.2	3.4	3.3	2.8	4.5
Credit spread	2.7	4.3	6.4	6.1	5.9	5.4	5.8	4.8	5.1
Commodities	—	0.2	0.6	0.3	0.3	—	—	—	—

Total North America	1.8	4.0	6.4	5.0	5.0	2.3	2.7	2.5	2.7
Diversification effect	(0.3)	(0.7)	(2.6)	(0.5)	(0.5)	(0.8)	(1.1)	(0.7)	(0.6)
Interest rate	1.8	3.7	6.3	5.0	5.0	2.2	2.7	2.5	2.7
Equities	—	0.2	0.5	—	—	0.1	0.1	0.1	—
Exchange rate	0.3	0.8	2.2	0.5	0.5	0.8	1.0	0.6	0.6

Total South America	4.2	7.3	13.3	7.0	6.2	8.0	6.2	5.9	6.3
Diversification effect	(1.3)	(6.2)	(14.2)	(6.6)	(7.6)	(5.0)	(4.2)	(4.9)	(5.1)
Interest rate	4.3	7.3	12.6	5.6	5.4	7.0	5.5	5.5	5.8
Equities	—	1.4	3.7	2.4	2.5	1.6	1.7	1.2	1.1
Exchange rate	0.5	3.2	8.0	3.0	2.9	2.7	0.9	2.8	3.8
Commodities	0.7	1.6	3.2	2.6	3.0	1.7	2.3	1.3	0.7
A.In the Americas, credit spread VaR and North Americas' commodity VaR are negligible and, thus, not shown.

VaR at the end of December was slightly higher (EUR 1.9 million difference) compared to the end of 2022, reflecting the spike in market volatility after the latest meetings of the main Central Banks, albeit generally less volatile this year than previous one.
Average VaR was lower for all risk factors except exchange rate, which was slightly higher. Temporary VaR increases owe more to short-term price volatility than to significant changes in positions.
By region, average VaR fell mainly in Europe (in almost every risk factor), while the slight increase in North America was due to interest rates.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Backtesting
Actual losses can differ from predicted losses because of VaR’s limitations. Santander measures the accuracy of our VaR calculation model to make sure it is reliable (see ‘Methodologies’ in section 4.2 ‘Market risk management’). The most important tests we run involve backtesting:
•Backtesting of hypothetical P&L and of the entire trading book showed an exception on 13 March (higher daily loss than VaR)
on the back of market volatility triggered by the collapse of some regional banks in the US. Regarding VaE at 99%, an exception (daily profit higher than VaE) was observed on 13 December as a result of the devaluation of the Argentine peso.
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
The graph shows the VaR vega of structural derivatives over the last three years. On average, it has increased some EUR 2.8 million. In general, high VaR values stem from sudden spikes in market volatility, such as at the start of the health crisis, amid changes to monetary policy, or at times of political uncertainty in our geographies.
Average VaR was based mainly on interest rates, followed by equities and FX rates. In 2023, average risk (EUR 2.4 million) was slightly lower than in 2021 and 2022, considering the high volatility in interest rates throughout the year (see table below):

Change in risk over time (VaR) of structure derivatives
EUR million. VaR Vega at a 99% over a one day horizon

10
8
6
4
2
0
15d Moving average
VaR Vega
jan-21
apr-21
jul-21
oct-21
jan-22
apr-22
jul-22
oct-22
jan-23
apr-23
jul-23
oct-23
dec-23

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Financial derivatives. Risk (VaR) by risk factor
EUR million. VaR at a 99% over a one day horizon
c
	2023					2022		2021
	Minimum	Average	Maximum	Latest		Average	Latest	Average	Latest
Total VaR Vega	1.7	2.4	3.7	2.1		3.2	2.7	2.6	3.7
Diversification effect	(0.8)	(1.9)	(8.6)	(1.2)		(1.1)	(1.0)	(0.9)	(0.1)
Interest rate VaR	1.0	2.0	8.6	1.5		2.0	1.4	1.4	1.2
Equity VaR	1.0	1.4	2.0	1.2		1.4	0.9	1.2	1.6
FX VaR	0.5	0.9	1.7	0.6		0.9	1.4	0.9	1.0
Commodity VaR	—	—	—	—	—	—	—	—	—
Thanks to our risk culture and prudent risk management, exposure to complex structured instruments and vehicles is minor. At the end of December 2023, we had exposure to:
•hedge funds (as the counterparty in derivative contracts): EUR 57 million (indirect). We review this type of counterparty risk on a case-by-case basis, setting collateralization ratios based on each fund's characteristics and assets; and
•monolines: no exposure at 2023 year end.
Our policy on approving new derivatives transactions has always been extremely prudent and conservative. It is reviewed by senior management.
Scenario analysis
The table below shows worst case (i.e. maximum volatility) scenario results from late December 2023:

Stress scenario: maximum volatility (worst case)
EUR million. Dec. 2023

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(37.5)	(10.4)	(32.3)	(0.5)	—	(80.7)
Europe	(10.1)	(4.9)	(21.4)	(0.5)	—	(36.9)
North America	(0.6)	(0.1)	(1.0)	—	—	(1.7)
South America	(26.8)	(5.4)	(9.9)	—	—	(42.1)
Our analysis found that Santander's trading books would lose EUR 81 million in market value in the worst-case scenario of market stress. Losses would mainly affect South America (especially if interest rates fall) and Europe (if the euro were to appreciate).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Connection with balance sheet items
Below are items on Santander’s consolidated balance sheet that generate market risk. The table distinguishes positions whose main risk metric is VaR from other positions that are monitored with other risk metrics.

Risk metric values on the consolidated balance sheet
EUR million. Dec. 2023

		Main market risk metrics
Assets subject to market risk	Balance sheet amount	VaR	Other	Main risk factors for 'Other' balance
Cash, cash balances at central banks and other deposits on demand	220,342		220,342	Interest rate
Financial assets held for trading	176,921	176,921
Non-trading financial assets mandatorily at fair value through profit or loss	5,910	4,068	1,842	Interest rate, spread
Financial assets designated at fair value through profit or loss	9,773	1,360	8,413	Interest rate, spread
Financial assets at fair value through other comprehensive income	83,308	1,761	81,547	Interest rate, spread
Financial assets measured at amortised cost	1,191,403		1,191,403	Interest rate, spread
Hedging derivatives	5,297		5,297	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	(788)		(788)	Interest rate
Other assets	104,896
Total assets	1,797,062

Liabilities subject to market risk
Financial liabilities held for trading	122,270	122,270
Financial liabilities designated at fair value through profit or loss	40,367	450	39,917	Interest rate, spread
Financial liabilities at amortised cost	1,468,703		1,468,703	Interest rate, spread
Hedging derivatives	7,656		7,656	Interest rate, exchange rate
Changes in the fair value hedged items in portfolio hedges of interest rate risk	55		55	Interest rate
Other liabilities	53,770
Total liabilities	1,692,821
Total equity	104,241

4.4 Structural balance sheet risk management
Structural risk is the risk that market or balance sheet movements will change the value or profit generation of assets or liabilities in the banking book.
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

The Structural risk area’s role in the second line of defence is to oversee that structural risks are understood, controlled and reported to senior management according to established governance:
•It sets interest rate risk metrics and reviews and challenges the structural risk appetite and limits proposed by the first line of defence.
•It oversees the first line of defence’s structural risk management and checks compliance with set limits.
•It regularly reports on risk profile to senior management and issues guidelines to business lines about measures it deems necessary.
•It reviews and challenges business proposals and helps senior management and business units understand the interest rate risk of the Group’s businesses and operations.
•It develops and revises models and policy. And it checks that structural risk procedures are fit and proper.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Like market risk, structural risk also has an annual plan framework to set structural balance sheet risk limits according to risk appetite.
These are the main limits we use:
•Structural interest risk in the banking book:
•Net interest income (NII) sensitivity limit over a one-year horizon.
•Economic value of equity (EVE) sensitivity limit.
•Market value limit on ALCO portfolios under stress scenarios and with a potential influence on shareholder equity based on their accounting entry (fair value through shareholder equity).
•Structural FX risk:
•Limit on the net permanent position of the core capital ratio.
•Limit on the individual hedge required for each currency.
Business lines’ risk managers must provide explanations for potential limit and sub-limit breaches as well as an action plan to correct them.
Methodologies and other key details
a) Structural interest rate risk
As part of structural risk, interest rate risk in the banking book (IRRBB) is a key balance sheet risk.
Santander measures the potential impact of interest rate movements on EVE and NII. Because of the effect of changing rates, we must manage and control many subtypes of interest rate risk, such as repricing risk, yield curve risk, basis risk and option risk (e.g. behavioural or automatic).
Interest rate positions on the balance sheet and market conditions and outlooks could necessitate certain financial measures to achieve the Group’s risk profile target.
Metrics for checking IRRBB include NII and EVE sensitivity to interest rate movements.
•Net interest income (NII) and sensitivity: NII is the difference between interest income from assets and the interest cost of liabilities in the banking book over a typical one- to three-year horizon (one year being standard in Santander). It enables us to see short-term risks and supplement economic value of equity (EVE) sensitivity.
•Economic value of equity (EVE) and sensitivity: EVE is the difference between the present value of all assets minus the present value of all liabilities in the banking book. It does not include shareholder equity and non-interest-bearing instruments. It enables us to see long-term risks and supplement NII sensitivity.
b) Credit spread risk
The metrics we use to monitor credit spread risk in the banking book (CSRBB) includes NII and EVE sensitivity to changes in spread curves as well as the impact of stress scenarios on positions that have been identified as affecting CSRBB.

c) Interest rate models
Interest rate risk metrics consider the behaviour of financial products under stress scenarios in which uncertainty is common and the failure to meet contractual obligations is possible. We have methodologies that help explain how such products will behave. These are our key interest rate risk models:
•Treatment of liabilities without stated maturity. The Group’s model shows balances of all accounts without maturity using stable and unstable volumes, settlement speed over time, customer and market types, and other variables.
•Prepayment treatment for certain assets. Prepayment risk mainly affects fixed-rate mortgages in subsidiaries where contractual rates are below market rates and customers have the incentive to pay off all or part of their mortgage early.
d) Structural exchange rate risk/hedging of results
We measure FX positions, VaR and P&L every day.
e) Structural equity risk
We measure equity positions, VaR and P&L.
4.5 Structural balance sheet risk key metrics
In line with previous years, the market risk profile of the Group’s balance sheet remained moderate in 2023.
Each subsidiary’s finance division manages interest rate risk from retail banking and is responsible for handling structural risk from interest rate fluctuations.
To measure interest rate risk, we use statistical models based on strategies to mitigate structural risk with interest-rate instruments (such as bonds and derivatives) and keep risk profile within risk appetite.
Exposure across all our footprint was moderate in relation to annual budget and capital levels in 2023.
The NII and EVE sensitivities below are based on scenarios of parallel interest rate movements between -100 and 100 bps.
Structural interest rate risk
Europe
At the end of December, sensitivity of NII on our core balance sheets to interest rate hikes was positive, while EVE sensitivity was negative in the case of UK and positive sensitivity in Spain considering the same scenario.
Under the scenarios described above, at the end of December, the most significant risk of NII sensitivity to the euro amounted to EUR 886 million; to the pound sterling, EUR 246 million; to the US dollar, EUR 99 million; and to the Polish zloty, EUR 24 million, all with the risk of rate cuts.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Net interest income (NII) sensitivity
% of total

68.1%	19.7%	3.9%	8.3%
* Other: Portugal and SCF.
Significant risk of EVE sensitivity to yield curves of the euro was EUR 391.9 million; of the pound sterling, EUR 392.1 million; of the US dollar, EUR 364 million; and of the Polish zloty, EUR 176 million, mostly with the risk of rate rises.

Economic value of equity (EVE) sensitivity
% of total

55.2%	28.8%	16.0%
* Other: Poland, Portugal and SCF.
North America
At the end of December, sensitivity of NII on our North America balance sheet to interest rate hikes was positive, while EVE sensitivity was negative.
At the end of December, the most significant risk to NII was mainly in the US and amounted to EUR 117 million.

Net interest income (NII) sensitivity
% of total

87.8%	12.2%
The most significant risk to EVE was in the US and amounted to EUR 786 million.

Economic value of equity (EVE) sensitivity
% of total

92.6%	7.4%
South America
The EVE and NII of our main South American balance sheets are positioned for interest rate cuts.
At the end of December, the most significant risks to NII were mainly in Chile (EUR 36 million) and Brazil (EUR 141 million).

Net interest income (NII) sensitivity
% of total

75.0%	19.1%	5.9%
* Other: Argentina, Peru and Uruguay.
The most significant risks to EVE were recorded in Chile (EUR 255 million) and Brazil (EUR 360 million).

Economic value of equity (EVE)
% of total

53.1%	37.6%	9.3%
* Other: Argentina, Peru and Uruguay.
Structural foreign exchange rate risk/results hedging
Our structural FX risk exposure mainly stems from the performance of, and hedges for, permanent financial investments. In our dynamic management of this risk, we aim to limit the impact of FX rate movements on the core capital ratio. In 2023, we hedged nearly all currencies that have an impact on our core capital ratio.
In December 2023, our permanent exposures (with potential impact on shareholder equity) were, from largest to smallest, in US dollars, British pounds sterling, Brazilian reais, Mexican pesos, Chilean pesos and Polish złoty.
We use FX derivatives to hedge part of those permanent positions. The Finance division manages FX risk and hedging for the expected profits and dividends of subsidiaries whose base currency is not the euro.
Structural equity risk
Santander holds equity positions in its banking and trading books. They are either equity instruments or stock, depending on the share of ownership or control.
Equities in the banking book at the end of December 2023 were diversified, with securities from Spain, China, Morocco, Poland and other countries. Most of them invest in the financial and insurance sectors. We have minor equity exposure to property and other sectors.
Structural equity positions are exposed to market risk. We calculate their VaR with a set of market prices and proxies. At the end of December 2023, VaR at a 99% confidence level over a one-day horizon was EUR 171 million (EUR 195 million in 2022 and EUR 309 million in 2021).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Structural VaR
Homogenous metrics like VaR make it possible to monitor all market risk in the banking book (minus CIB trading; see section 4.3 ‘Market risk key metrics’). We differentiate fixed income based on interest rates and credit spreads in ALCO portfolios, FX rates and shares.
In general, the structural VaR of our total assets and equity is minor.

Structural VaR
EUR million. VaR at a 99% over a one day horizon
	2023				2022		2021
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	552.7	705.0	914.5	749.5	664.0	538.5	993.7	1,011.9
Diversification effect	(368.7)	(416.6)	(422.2)	(444.1)	(417.1)	(422.4)	(327.3)	(240.2)
VaR Interest RateA	273.3	348.4	478.0	380.2	350.8	304.5	400.7	287.8
VaR Exchange Rate	477.0	580.4	661.1	642.9	493.4	461.0	600.6	655.2
VaR Equities	171.1	192.8	197.6	171.1	236.9	195.4	319.7	309.1
A. Includes credit spread VaR on ALCO portfolios.
4.6 Liquidity risk management
The second line of defence oversees that liquidity risk is understood, controlled and reported to senior management and across the Group according to established governance. For this purpose:
•It defines liquidity risk and provides detailed measurements of current and emerging liquidity risks.
•It sets liquidity risk metrics, and reviews and challenges risk appetite and limits proposed by the first line of defence.
•It assesses and challenges commercial and business proposals, and gives senior management and business units the information they need to understand Santander’s liquidity risk.
•It oversees the first line of defence’s liquidity risk management and measures how long business will remain within risk appetite limits.
•It reports to governing bodies on compliance with risk appetite limits and any exceptions.
•It provides a comprehensive overview of our liquidity risk exposure and profile.
•It makes sure that liquidity risk procedures are appropriate to manage the business within risk appetite limits.
In 2023, high inflation and the collapse of several regional banks in the US and Credit Suisse in Europe caused considerable uncertainty in the markets. Nonetheless, these events had no impact on Grupo Santander due to our highly diversified sources of financing and assets across markets and businesses.
Additionally, our subsidiaries have a sound balance sheet and stable funding structure, supported by a large base of customer deposits, low dependence on short-term funding and liquidity metrics well above local and corporate regulatory requirements and within risk appetite limits.
4.7 Main liquidity risk metrics
Our solid liquidity position stands on a decentralized model under which each subsidiary manages its own liquidity autonomously. To measure liquidity risk, we use tools and metrics for the right risk factors. We follow the guidelines set out in the Capital Requirements Regulation (CRR II) and the Capital Requirements Directive (CRD IV) to draw up liquidity risk metrics. We determine liquidity scenarios for internal metrics based on the behaviour of other banks in liquidity crises, regulatory assumptions, and expert opinion.
These are our core monitoring metrics in the Group:
A) Regulatory metrics:
a. Liquidity coverage ratio (LCR) assesses the short-term resilience of our liquidity profile by making sure we have enough high-quality liquid assets to withstand a considerable market stress scenario for 30 calendar days. In 2023, the LCR remained stable and well above the regulatory threshold.
b. Net stable funding ratio (NSFR) measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding. In 2023, the NSFR of our core subsidiaries and the Group remained above the regulatory requirement of 100% and the internal risk appetite of 101.5%.
B) Internal metrics:
a. Liquidity buffer assesses whether liquid assets are enough for the bank to survive for set time horizons under several liquidity stress scenarios.
b. Wholesale liquidity metric measures the number of days the Group would survive if it used liquid assets to cover lost liquidity from a wholesale deposit run-off (without possible renewal) over a set time horizon. We also use it as an internal short-term liquidity metric to reduce risk from dependence on wholesale funding.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

c. Structural asset encumbrance metrics. We calculate two metrics to measure asset encumbrance risk. One the one hand, the asset encumbrance ratio is encumbered assets to total assets; on the other hand, the structural asset encumbrance ratio gives the proportion of encumbered assets by structural funding transaction (namely long-term collateralized issues and credit transactions with central banks).
d. Other liquidity metrics. Grupo Santander has a set of additional liquidity indicators to complement those listed above and to measure other non-covered liquidity risk factors. These include concentration metrics, such as the main and the five largest funding counterparties, and the distribution of funding by maturity.
e. Liquidity risk scenario analysis. Grupo Santander has five standard scenarios:
i.An idiosyncratic scenario of events that are detrimental only to Santander.
ii.A local market scenario of events that are highly detrimental to Grupo Santander’s base country’s financial system or real economy.
iii.A global market scenario of events that are highly detrimental to the global financial system.
iv.A combined scenario of more severe idiosyncratic and local and global market events, occurring simultaneously in an interconnected manner.
v.Climate scenarios, with various stress situations based on the potential economic effects of climate change.
We use these stress test outcomes as tools to determine risk appetite and support business decision-making.
f. Early-warning liquidity indicators. The system of early warning indicators consists of quantitative and qualitative liquidity indicators that help predict stress situations and weaknesses in the funding and liquidity structure of Grupo Santander entities. External indicators relate to market-based financial variables; internal indicators relate to our own performance.
g. Intraday liquidity metrics. Santander follows Basel regulation and calculates several metrics and stress scenarios for intraday liquidity risk to maintain a high level of control.

For more details on liquidity metrics, see section 3.4 ‘Liquidity and funding management’ of 'Economic and financial review' chapter.
4.8 Pension and actuarial risk management
Pension risk
Grupo Santander runs several defined benefit pension schemes that generate financial, market, credit and liquidity risks from assets and investments, as well as market and actuarial risks from pension obligations.
Our pension risk management and control involves identifying, measuring, mitigating and reporting on sources of pension risk to reduce long-term exposure.
Grupo Santander uses a VaR methodology to measure pension risk, set pension risk appetite limits and calculate economic capital. Moreover, we estimate combined losses each year on assets and liabilities under a stress scenario that includes shifts in interest rates, exchange rates, inflation, stock markets, property values and credit spreads.
The majority of our defined benefit pension schemes are in Brazil, Germany, Portugal, Spain and the UK.
In 2023, the markets’ effect on pension risk was negative, mainly due to the decrease in discount rates in our main subsidiaries during the last quarter, after increasing expectation in the markets about the possibility that the main Central Banks ended their cycles of interest rates increases. Throughout the year, we took measures to reduce our exposure to pension and actuarial risk by taking advantage of current interest rate levels.
Actuarial risk
Actuarial risk stems from biometric changes in defined benefit recipients’ and life insurance policyholders’ life expectancy; and from suddenly higher non-life insurance payments.
These are the actuarial risks we distinguish:
•Life liability risk: Risk of loss on liabilities due to changing risk factors that affect pension obligations, split into mortality/longevity risk, morbidity risk, withdrawal/surrender risk, expense risk, and catastrophe risk.
•Non-life liability risk: Risk of loss on liabilities due to changing risk factors that increase Santander's non-life payment obligations towards employees, split into premium risk, reserve risk, and catastrophe risk.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

5. Capital risk

5.1 Introduction
Our structural risk includes the risk of insufficient quality or quantity of capital to meet internal business objectives, regulatory requirements and market expectations.
We oversee first-line capital management and check that our capital adequacy and coverage match our risk profile through our Capital Risk area, which is part of our second line of defence. We also oversee transactions that could be considered significant risk transfers (SRT).
Capital management falls under the Group’s capital framework and model. It brings together capital planning and adequacy, budget execution and tracking, and the ongoing measurement, reporting and disclosure of capital data.
5.2 Capital risk management
The Capital Risk function independently oversees the capital activities carried out by the first line of defence. These activities are split into four workflows to promote an appropriate level and efficient use of capital, meet internal solvency targets and regulatory requirements, and match our risk profile:
1.Capital planning
We draw up a capital plan (consistent with the strategic plan) that sets out our solvency targets and the actions required to execute it. The control area reviews the plan to assess the risks that may impact on fulfilling it.
2.Capital adequacy
We measure capital levels against the risk assumed, based on a risk profile assessment and our risk appetite framework, and under stress scenarios. Oversight of this process aims to:
•cover all significant risks in the course of our operations;
•confirm that results are reasonable and consistent with business strategy, the macroeconomic environment and system variables; and
•check that planning methodologies and assumptions are appropriate.
3.Capital risk assessment
The required actions to measure capital metrics, based on a set methodology to obtain final figures. It also supports the stages of capital management, monitoring, oversight and control
Continuous monitoring of our regulatory capital measurement is an additional control function to count with the right capital risk profile. It involves a review of capital metrics and set thresholds, as well as oversight of compliance with capital risk appetite to keep capital levels above regulatory requirements and market expectations.
4.Origination
Assessment of our portfolios' capital efficiency for securitization, risk mitigation, asset sales and other capital optimization initiatives.
We oversee securitizations that might be significant risk transfers originated by Santander, in accordance with articles 243 and 245 of Regulations (EU) 2017/2401 and 2017/2402.
Oversight is an essential prerequisite for synthetic and traditional securitizations, especially if they can reduce risk-weighted assets (RWA) under regulatory standards.
The aim is to make sure that oversight includes analysis of the conditions that could alter the securitization’s SRT classification, namely:
•if it meets the requirements of an effective risk transfer;
•if it complies with all prudential regulation requirements;
•if its risk parameters follow our methodology; and
•if its economic rationale meets Group-wide standards.
In today’s macroeconomic landscape of high inflation, geopolitical tension, market volatility and other events, we focused on protecting the Group’s solvency and meet the internal objectives. We pinpointed and assessed the risks that could affect solvency and continuously monitored key metrics.
The Capital Risk function regularly assesses potential deviations in capital forecasts to set budget uncertainty levels. We oversee progress with the organic capital plan, securitization plan and other initiatives that impact on capital, as well as IRB model reviews.
In 2023, we continued to enhance monitoring of the achievement of subsidiaries’ capital contribution targets to spot risk and opportunity relating to our capital targets for the year. We also checked the impact of market variables on capital levels. Moreover, we continued to implement hedging policies to mitigate exchange rate volatility on our CET1 ratio.
According to the results obtained in the EBA's stress test, published in July 2023, under the adverse scenario Santander would destroy 170 bps of fully loaded CET1 capital compared to the peer average of 418 bps and to the average of European banking system of nearly 500 bps. This implies that, in absolute terms, the Group at the end of the stressed horizon, would have a fully-loaded CET 1 ratio 30 bps better than the average of its European peers.
The Capital Risk function and first line of defence set the solvency appetite limits, which were consistent with the Group’s medium-low risk profile and resilient to stress conditions.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We updated this exercise and added a new distance to maximum distributable amount (MDA) metric for the Group to make our risk appetite framework more robust.
Regarding planning, in 2023 we performed a more detailed review of our Group and subsidiary recovery plans to enhance measures and hypotheses.
We introduced stricter standards to enhance reporting and governance of SRT securitization oversight during origination. To make monitoring more robust, subsidiaries became more involved in exercises and we drove further automation through use of the corporate tool.
5.3 Key metrics
Banco Santander’s strong capital position is consistent with our business model, balance sheet structure, risk profile and regulatory requirements. Our robust balance sheet and profitability enable us to finance growth and accumulate capital.
Our model of subsidiaries with autonomy over liquidity and capital enables us to mitigate risk. Our capital metrics are stable, with ratios that remain comfortably above regulatory requirements.
The distribution of risk-weighted assets (RWA) by risk factor and by region at year end reflects the Group's core business in credit risk and geographic diversification:

RWA by risk typeA
Dec. 23 data

RWA by regionB
Dec. 23 data

A. Credit risk included counterparty credit risk, securitizations and amounts below the thresholds for deduction.
B. Others, not included, represent 3% (Corporate centre)

At the end of December, our fully-loaded CET1 was 12.3%, above our 11-12% target.
The fully-loaded CET1 ratio rose 22 bp. We achieved a gross organic generation of 119 bp and recognized a 106 bp charge for shareholder remuneration, of which 44 bp owed to the shareholder remuneration against the results of 2023 (consistent with the target payout of 50%) and 62 bp to the share buyback programme.
Under IFRS 9 transitional arrangements, the CET1 phased-in ratio at the end of December was 12.3% and the total phased-in capital ratio was 16.4%, comfortably meeting the Basel Committee's 9.3% and 13.5% minimum levels, respectively.
The fully-loaded leverage ratio was 4.69% and the phased-in ratio was 4.71%, which also met the Basel Committee’s 3.5% minimum comfortably.
We kept all the Group’s risk appetite metrics above the set solvency limits throughout the whole year.

For more details, see section 3.5 ‘Capital management and adequacy. Solvency ratios' in the 'Economic and financial review' chapter.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6. Operational risk
6.1 Introduction
In accordance with the Basel framework, Santander defines operational risk as the risk of loss due to inadequate or failed internal processes, people, and systems or to external events. It covers risk types such as fraud, third party supplier risk, technology risk, cyber risk, legal risk10 and conduct risk.
Operational risk is inherent in all products, activities, processes, and systems, and is generated in all business and support areas. All employees are responsible for managing and controlling the operational risks generated by their activities.
Our operational risk management and control model is based on a continuous process of identifying, evaluating and mitigating sources of risk, regardless of whether they have materialized or not. Throughout the application of this process, risk management priorities are established appropriately, and internal controls are defined and executed to manage and mitigate the risk across the organization.
6.2 Operational risk management
Management and control model
Our operational risk model establishes the core components needed to manage and control operational risk properly according to advanced regulatory standards and best practices. Its phases are:
•strategic planning: covers the activities necessary to define the Group's objective operational risk profile, including setting the risk appetite, estimating annual losses and reviewing the management perimeter.
•identification and assessment of risks and internal controls: this process aims to identify the risks and factors that may cause operational risk in the organization and assess their potential impact quantitatively or qualitatively.
•ongoing monitoring of the operational risk profile, to regularly analyse available information on the nature and extent of the risks incurred in the development of the Group's activities through an adequate alerts system, based on tools, such as indicators and escalation procedures.
•risk response decisions including risk mitigation and risk transfer measures: once the operational risk assessment has been carried out, it is important to identify risk mitigation measures to prevent risks from occurring and, if necessary, to minimize the impact of the risks that have occurred.

•disclosure and reporting, including obtaining, disseminating and making available the information necessary for decision-making to the relevant persons.
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
•Our Operational risk control self-assessment (RCSA) integrates specific reviews that allow for the identification of cyber, technology, fraud, third party supplier risk as well as others risk drivers that could lead to operational risk, as well as the failure to meet regulatory expectations. In addition, the RCSA incorporates reviews related to regulatory compliance, conduct and financial crime risk (for more details, see section 7.2 'Compliance and conduct risk management').
10 Legal proceedings stemming from operational risk.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•Key Operational Risks (KORs): top – down operational risk assessment, that promotes an open communication from Senior Management about their operational risk concerns so that they are properly evaluated by the rest of the organization and included in the RCSA.
•External events data: quantitative and qualitative information about external operational risk events. This information facilitates detailed and structured analysis of relevant events in the industry; the comparison to Group and subsidiaries’ loss profiles; as well as the preparation for RCSA exercises, insurance and scenario analysis.
•Operational risk scenario analysis identifies highly unlikely events that could result in significant losses and establishes appropriate mitigating measures based on the assessment and opinion of experts from business lines and risk managers. Scenario analysis results are also used as an input to the economic capital models.
•Key risk indicators that provide quantitative information about our risk exposure and control environment. The most relevant indicators are those related to the bank´s main risk exposures, and are part of the operational risk appetite.
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
◦statements regarding technology risk, cyber risk, cloud, fraud, financial crime compliance, product sales, regulatory compliance, model risk, data management, and supplier risk management, and their own forward-looking monitoring metrics.
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
Heracles, which is our management and reporting system for operational risk, supports the operational risk programme and tools with a Governance, Risk and Compliance (GRC) approach. It provides information for management and reporting at subsidiaries and throughout the Group. Heracles also facilitates better operational risk management decisions by using a common set of taxonomies and methodological standards to allow information consolidation, duplication prevention, and reporting simplification. Through Heracles, we aim that employees can have a timely, complete, and precise view of their risks.
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
•the published Basel Principles for Operational Resilience guidelines;
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
We are firmly committed to maintaining a robust control environment according to the best standards in the banking industry. This allows us to reinforce our operational resilience against potential disruptive events, thus promoting the provision of services to our customers as well as systemic stability.
A major pillar of our operational resilience is our business continuity management system (BCMS), which promotes the continuity of our business processes in all our subsidiaries in the event of a severe incident or disaster. It is a holistic management process that identifies potential threats and their impact to our operations and resources. It also defines the proper protocols and governance to provide an effective response.
In 2023, we continued to enhance and revise our BCMS to adapt it to the new Operational Resilience regulatory requirements, with particular emphasis on the following aspects:
•critical services identification, establishing the impact tolerance for disruption for each of them, according to the bank’s risk appetite, risk capacity and risk profile;
•the bank’s operational resilience approach approved by the board of directors, considering the bank’s risk appetite and the tolerance for disruption to its critical services;
•internal continuity strategies to minimize the impact on business activities derived from the potential disruptions in the services provided by critical suppliers;

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•mandatory risk assessments and cost-benefit analyses in order to select the necessary continuity strategies for each contingency scenario identified;
•strengthening the HQ contingency sites with the goal of having proper risk coverage and a quick recovery of critical business activities in the case of contingency scenarios impacting main offices, or other situations such as ransomware attacks, power shortages affecting the homes of staff; and
•enhancing the methodology to manage and monitor the maturity level of subsidiary business continuity programmes.
Important mitigating measures
We continuously implement and monitor mitigation actions for major sources of risk identified by internal operational risk management tools and other external sources of information.
The main sources of operational risk and their respective mitigation measures are described below:
Fraud
The transformation and digitalization of the business has given rise to new risks and threats, such as more payment scams and identity fraud. To mitigate these risks, we enhanced control mechanisms and implemented new solutions. Strong customer authentication processes, in line with the EU’s Payment Service Directive (PSD2), such as biometric validation (e.g., facial recognition) in customer onboarding and enhancing anti-fraud alerts in origination are becoming increasingly widespread to mitigate fraud risk.
Examples of the controls that we are implementing to mitigate the risk of fraud in Cards include:
→transaction monitoring using advanced fraud prevention models;
→e-Commerce fraud mitigation with 3D Secure and;
→use of biometric authentication in ATMs and branches.
Additional examples of controls that we are implementing for online banking fraud include:
→Strong customer authentication and signature to approve transactions;
→behavioural biometrics and anti-malware protection and;
→identification and secure registration of customer devices.
Cyber risk
International conflicts in Ukraine and Middle East and the professionalization of cybercriminals produced a worsening threat landscape increasing the frequency and severity of cyberattacks that are impacting businesses, third parties, critical infrastructure and even governments. This situation has made cybersecurity a top risk concern for financial institutions; thus, we heightened our activity in terms of cybersecurity initiatives to mitigate emerging threats.
Our greater reliance on digital systems also makes cybersecurity one of the main non-financial risks of the business. Our goal is to make Grupo Santander a cyber-resilient organization that can quickly prevent, detect, and respond to cyberattacks, with constantly improving our defences.
In the reporting period, an increase in cybersecurity events has been observed, primarily related to Distributed Denial of Service (DDoS) attacks derived from the geopolitical situation, and isolated events involving third-party service providers, which were promptly addressed and resolved. None of these events materially affected our operations. Our team remains vigilant and committed to enhancing our cybersecurity measures to protect against evolving digital threats.
In that sense, we continue to improve our risk management and develop controls in line with the Group's global cybersecurity framework and international best practices.
From a second line of defence perspective, there is a framework to measure and monitor the cyber risk profile and its control environment.
The main areas of focus for this year have been:
•Consolidation of a Global second line of defence Center of Excellence for cyber risk providing an opportunity to strengthen control risk activities while achieving efficiencies, simplification, and harmonization.
•Establishing homogeneous criteria for regulatory requirements (mostly in SOx and new SEC cyber security requirements).
•Deep dive reviews of BAU processes; and metric assurance processes.
•Automation and comprehensive, predictive dashboards for enabling detailed cyber risk information.

For more details on cyber security, see section 5 'Research, development and innovation (R&D&I)' on 'Economic and financial review' chapter.
IT risk
The process of digital transformation as well as Santander’s mission to become the best open financial services platform requires that we constantly review, assess and improve our controls to mitigate and manage IT risk.
Despite a demanding environment that is constantly changing, we are quickly adapting our business model and our technology to meet the new needs of our customers as well as new regulatory requirements. In this regard, we are transforming our business and operating model through our global technology initiatives to build a digital bank with branches that provides access to financial services for our customers through several channels.
For 2023, the key aspects of our IT Risk Management programme are summarized below:
•The adoption of a risk-based approach to prioritize the necessary resources and corrective actions taking into consideration the criticality of our IT assets.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•The thresholds of our risk appetite metrics that are used to monitor the different channels availability have been stressed. We made significant progress on reducing the level of obsolescence in key IT assets that is also measured as part of our risk appetite.
•We continued the enhancement of an automated tool that enables IT risk data correlation, analysis, and reporting. This tool facilitates information gathering and consolidation to enable the prioritization of risk management activities, allowing for more efficient independent oversight of IT risk.
•A specific tool has been developed to help risk practitioners in the analysis and forecasting of potential obsolescence problems in IT assets and thus helping with the strategic budget planning.
•Monitoring and reporting of IT relevant incidents. It is important to note that, even with the current digital transformation, relevant IT incidents at Group level have continued their downward trend in comparison with recent years.
•Detailed deep dive analyses of relevant IT risks as identified in our RCSA to gain an in-depth understanding of these risks, controls and appropriate mitigation plans.
•Oversight and challenge of the main IT transformation initiatives.
•Regular review of KRI’s and related thresholds to reinforce a consistent oversight of our most relevant IT Risks.
Supplier risk management
Our digitalization strategy sets out to offer our customers the best solutions and products in the market. This can entail an increase in third-party services and the use of new technologies such as cloud.
In 2023, in light of an increase in cyber and environmental related risks, as well as regulatory requirements (in particular DORA), the Group has strengthened the supplier risk management model and the internal control framework. A new IT platform is being developed to properly assess and manage the risks in outsourcing and third-party agreements.
We revised our methodologies and tools to enhance the monitoring of third-party risk in our subsidiaries. In addition, we adopted a risk-based approach that focuses on those suppliers, in the different entities of the Group, that could increase the potential risk level in our operations and client services. We have implemented enhanced monitoring of those suppliers with the goal that:
•they present an appropriate control environment in accordance with established Group policies and that mitigate the risk level of the service provided;
•business continuity plans are in place to allow the delivery of the service even in the event of a disruption;
•the proper controls are in place to protect the information processed during the provision of services;
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
In addition, a deep dive analysis and reinforced monitoring has been performed in order to assess the situation of our suppliers potentially impacted by the Middle East conflict. The main risks and the required controls have been identified, as well as the potential alternatives for the service provided.
We are embedding our environmental, social and governance approach in our strategy and culture to build a more responsible bank. In this regard, as our suppliers can affect the environment and broader society, we hold them to strict ethical, social and environmental standards. A new certification process is being implemented to revise that our suppliers follow the ESG sustainability standards and criteria required by the Group.
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
Insurance in operational risk management
Santander considers insurance to be an important component in the management of operational risk. The Corporate Insurance function is responsible for the use of risk transfer formulas to optimize and safeguard the bank´s financial results. The Corporate Insurance function, in collaboration with Non- Financial Risk (NFR), performs the continuous oversight and supervision of entities across the Group to promote the proper application of policies and procedures to manage risk that is insurable. This collaboration is governed by:
•NFR participation as a permanent member in the quarterly Corporate Insurance forum.
•NFR attendance of the quarterly Claims forum, which monitors and enhances processes for loss recovery via insurance.
•Procedures outlining the interaction model between NFR and Corporate Insurance, as well as other functions that correspond to the various insurance typologies (e.g., facilities, cybersecurity, legal, among others). These procedures pursue the proper management of insurance throughout the entire process of identification, assessment, transfer, and retention of risk.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•The coordination on an annual basis of the mapping of risks to insurance across the Group, with the objective of monitoring the effectiveness of insurance coverage, and identifying and correcting any potential gaps in coverage.
We continue to adapt the use of insurance to align our management with changes in the risk environment. As a result, we have expanded our analysis and implemented coverage related to climate change, ESG, cyber risk, the digital environment, and other elements. To respond to these and other transversal risks, we have global insurance programmes for property damage, general liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against directors and officers of the Group (D&O insurance). These global policies are complemented by local insurance policies that adapt to the characteristics of each subsidiary and are purchased according to the Corporate Insurance risk management model implemented in each geography.
Analysis and oversight of controls in Corporate & Investment Banking (CIB)
Given the nature, specificity, and complexity of financial markets, CIB improves operational risk management and control on a continuous basis. The following enhancements were implemented in 2023:
•Continuous review of processes to improve and drive automation and operational excellence in the services provided to our clients, reinforcing a culture of quality and promoting the best CIB standards in all geographies.
•The control framework has undergone continuous improvement through regular review of controls and reporting tools that facilitate holistic supervision and monitoring of market activity. The risk of unauthorized trading continues to be monitored on a priority basis, using a specific risk appetite metric that measures the evolution of key risk mitigation controls.
•Constant monitoring of incidents and risks is maintained to resolve them promptly for more effective operational risk mitigation measures.
•Continuous improvement of the control model related to regulatory requirements such as MiFID11 II, the Dodd-Frank Act, EMIR12, Margin and other regulations.
•The vendor risk management function continues to be strengthened through tasks such as watch lists and targeted reviews of critical third-party process, improving the risk profile and promoting the compliance with internal and regulatory requirements.
•With respect to cyber controls, we have continued to enhance the controls related to data leakage, vulnerability management (focus on vulnerabilities identified in the global platform applications) and control over user access to systems (Zero trust). In addition, monitoring and challenge exercises have been maintained to correct the execution of controls.

For more details on regulatory compliance in markets, see section 'CIB Compliance' in 7.2 'Compliance and conduct risk management'

11 Markets in Financial Instruments Directive.
12 European Market Infrastructure Regulation.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

6.3 Key metrics
Net losses (including incurred losses and net provisions) as per Basel13 risk categories in the last three years were:

Net losses by operational risk categoryA
(% o/total)
A. Does not include employees litigations in Brazil.
Losses due to practices with customers, products and business are stable, compared to the previous year. However, those due to execution, delivery and process management as well as external fraud losses have decreased.
The net losses by country were:

Net losses by countryA
(% o/total)
A. Does not include employees litigations in Brazil.
Santander considers employee litigation in Santander Brazil to be a staff expense. Our governing bodies continuously monitor expense levels with specific risk appetite metrics and take special actions to reduce them. These expenses are reported under the categories defined by the Basel Operational Risk framework.
In 2023, the most significant losses by category and geography are related to litigation in Santander Brazil (with ongoing root cause analyses of the main products), Spain (due to legacy cases) and the UK (due to fraud and legacy cases).

13 The Basel categories incorporate risks which are detailed in section 7 'Compliance and conduct risk'.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

7. Compliance &
conduct risk
7.1 Introduction
The compliance and conduct activity takes into consideration supervisory requirements, ethical principles and good conduct, for the benefit of employees, customers, shareholders and the community in general, and also covers the risks described below:
•Regulatory compliance risk: Risk of non-compliance with legal and regulatory requirements, as well as supervisors’ expectations, which may result in legal or regulatory sanctions, including fines or other economic consequences.
•Conduct risk with customers (product governance and customer protection): Risk arising by inadequate practices in the Group's relationship with customers, including the way they are treated, as well as the products and services offered and their suitability for each customer.
•Financial crime risk: Risk arising from actions or the use of the Group's means, products and services in criminal or illegal activities. These activities include, among others, money laundering, terrorist financing, violation of international sanctions programs, corruption, bribery and tax evasion.
•Reputational risk: the risk of current or potential negative economic impact to the bank due to damage to the perception of the bank on the part of employees, customers, shareholders/investors and the wider community.
7.2 Compliance and conduct risk management
The compliance and conduct risk function is an independent control function within the second line of defence. It reports directly and regularly to the board of directors and its committees through the Group Chief Compliance Officer (Group CCO). It facilitates critical, independent debate, overseeing and control in terms of regulatory compliance, product governance, consumer protection, financial crime and reputation risk. It also measures the impact of compliance and conduct risk on risk appetite and risk profile.
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
Regulatory compliance
The Regulatory Compliance function oversees and controls regulatory risk from employees, those related to the securities markets (market abuse), regulatory disclosures to the CNMV and other regulatory bodies where Santander is a publicly traded company, and personal data processing.
In 2023, we strengthened the two compliance risk oversight functions we created last year through pinpointing, monitoring and reporting on the major risks on investment platforms14, and in restructuring area; and through the monitoring of the use and contribution of benchmarks.
The main parts of regulatory compliance are:
A. Employees
We promote a culture of ethics and compliance among our employees, with standards for preventing crime risk, conflicts of interest and anti-competitive practices according to the General Code of Conduct (GCC). On the other hand, we manage the Canal Abierto, Grupo Santander whistleblowing channel, through which employees and other stakeholders can communicate anonymously and confidentially report financial and accounting irregularities of potential significance, as well as violations of internal and external regulation and our corporate behaviours.
In 2023, we reviewed the internal regulation that governs Canal Abierto in Spain to make it consistent with Ley 2/2023, de 20 de febrero, de Protección al Informante (Spain’s whistleblower protection law). We updated the Grupo Santander Canal Abierto policy and the related Usage and Operation procedure, which the board of directors had approved in June. Both documents are available on our corporate website and the Canal Abierto platform. In addition, the Group Chief Compliance Officer has been appointed as the person responsible for this channel for Banco Santander S.A.15

We enhanced communications with core vendors to share Santander’s conduct guidelines and standards regarding ethics behaviour according to our culture and the GCC. For the third year running, we ran initiatives in the compliance and conduct area to promote diversity, equity and inclusion and to spread awareness with Fundación Universia about including professionals from different backgrounds.
14 Investments in debt and or equity through a specialized fund manager. Characteristics of the businesses IPU participates are that Banco Santander invests in both the fund and the asset manager.
15 Includes Corporate Centre and Santander España.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Employees’ compliance functions

Canal Abierto	Training and awareness
→Provides a channel for employees to report unethical conduct and breaches of internal regulation. →Manages and investigate reported cases. →Promotes a culture of speaking up and truly listening.
→Develop employee training programmes and awareness campaigns on corporate defense and employee' compliance.
→Issue messages about ethics to the entire Group to build relationships based on trust.
→ Train the Group’s board members.

Disciplinary proceedings	Policies and procedures
→Investigate conduct that is misaligned with our ethics and compliance principles. → Assess disciplinary measures.	→Promote compliance with the GCC and enact special policies and procedures to enforce it. → Report to governing bodies regularly.

Appointments	Queries about ethics
→Assess the suitability of the Group’s board and senior management nominations.*	→Manage queries from employees and members of governing bodies about ethics and internal regulation. →Provide advice on ethics amid controversies.

Anti-trust
→Manage the anti-trust compliance programme.
(*) Run by the Corporate Centre Regulatory Compliance, Legal and Internal Governance areas.

For more details on Canal Abierto, see section '7.2 Ethical channels' of the Responsible Banking chapter.
B. Market abuse
Control room team is responsible for applying the Code of conduct in securities markets (CCSM) to prevent unlawful conduct and uncover transactions that could lead to a conflict of interest. In 2023, we continued to build on the initiative to create a Global Control Room to review current policies and procedures and enhance reporting systems. Also regulatory compliance function reviews treasury shares and Group buyback programmes.
C. Regulatory communications
The Regulatory communications team’s core functions are:
•disclosing relevant information as well as key inside information on the Group to the markets, which can be found on both our website and the Comisión Nacional del Mercado Valores (Spain’s securities market commission or 'CNMV').
•reporting on transactions with treasury shares or significant holdings of Banco Santander, and on transactions and remuneration schemes of executive directors and senior managers to CNMV and other regulatory bodies where Santander is a publicly traded company.
D. Personal data processing
The regulatory compliance function also oversees Grupo Santander’s personal data management risks through:
Personal data protection
At Santander, we have a specialist area that enforces our corporate policy on personal data protection, which sets out guidelines for all subsidiaries. We strengthened our governance model overseen by each subsidiary’s data protection officer to check compliance with corporate policy.
We continued to roll out a comprehensive compliance programme to over 90 Group subsidiaries to manage personal data protection risks effectively. It is supported by a robust control framework based on regular KPIs and each subsidiary’s annual self-assessment. We have adapted this programme to the diverse regulation — in nature and maturity — that applies to our subsidiaries and businesses.
Automatic exchange of tax information between countries
The data management function oversees automatic tax disclosure between subsidiaries (pursuant to FATCA16 and CRS17) by checking regular reporting obligations and execution of local action plans.

16 Foreign Account Tax Compliance Act
17 Common Reporting Standards

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

E. Market regulation
The SCIB compliance function also oversees the risks from core international market regulations applicable to Banco Santander, such as:
•EU Regulation: It has continued to monitor compliance with EU Regulations (mainly MiFID II and EMIR), paying close attention to Reporting, Inducements and requirements related with Algorithmic Trading. The bank has been working also to implement the modifications arising from EMIR Refit.
•US Regulation: From a Dodd-Frank perspective, Swap Dealer and Security Based Swap Dealer’s compliance frameworks monitoring has been focused on the swap/security-based swap data reporting. Ongoing work streams are constantly analysing potential enhancements to ensure trade reporting accuracy and completeness. From a Volcker Rule perspective every new activity is monitored and assessed to identify any proprietary trading activities and investment in Covered Funds, under the implemented Moderate Compliance Program across the Group.
In addition, there is a specialist team in place focused on the prevention, control and mitigation of risks related to market abuse and different conduct regulatory requirements through a robust Surveillance program on the transactions and communications mainly of markets activity, ALCO and other investment banking business areas. This team works to have global visibility of the group's businesses, carrying out an oversight function over the group’s core subsidiaries and standardizing the controls of Banco Santander S.A. and its international branches.
Conduct risk with customers: product governance and customer protection
Our product governance and customer protection area promotes that we base our actions on our customers’ interests, regulation, our values and our principles. That means promoting a customer-centric culture with a Simple, Personal and Fair approach, through the following pillars:
1.Action and governance principles:
→Establish the internal guidelines on customer service in the conduct risk management model, which is developed in a robust regulatory framework. These guidelines promote a robust, customer-centric culture throughout the commercialization process and retail customer relations.
→Run corporate product governance forum to approve new products and services, and escalate customer conduct risk issues. We carry this out through the conduct and customer voice follow-up meetings, and especially to the compliance, risk, responsible banking and board committees.
2. Oversight of key procedures to check that:
→our products and services are designed to meet customer's needs with the right balance of risk, cost and profitability;
→sales are carried out to the right target markets and provide transparent information, with proper sales force training and customer-centric remuneration schemes; and
→our customer and post-sale services strive to be Simple, Personal and Fair, and we carry out a follow-up and root-
cause analysis of our customers' voice and product evolution to check for product deterioration and process shortcomings.
3. Risk management by:
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
Product and service governance
We have a two-pronged governance approach to product approval. Each subsidiary has its own approval body that manages conduct risk from marketing new products and services to meet the needs of the target market and check that they are sold through appropriate channels and processes, and have clear and fair terms and conditions. New products and services are first escalated to the corporate product governance forum (CFGP, which all the Group’s support and control areas attend) to be approved.
In addition, the meetings of the fiduciary risk function control that the investment products have an adequate definition of their investment policies and their management is carried out in a robust risk control environment, according to that defined in the Group's fiduciary risk admission, monitoring and control policy.
In 2023, products and services design included the following new features:
1.Making products, services and business models sustainable:
→Investment services: (i) products and services transformation towards ESG classification; and (ii) modification of the convenience and suitability tests to comply with the European Securities and Markets Authority (ESMA) guidelines, through the incorporation of aspects related to the customers’ sustainability preferences.
→Sustainable development: Running innovation and sustainable development initiatives to promote user awareness and responsible consumption (e.g. carbon footprint service).
→Financial inclusion: Undertaking initiatives to enable access to financial products and services (e.g. salary advances through SuperMóvil).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

2. Digital strategy:
→Digital channels: Enhancing coverage, quality and user experience of online products and services (e.g. launch in Mexico of DiMo, a service for intermediary payments between accounts via mobile phone number).

→Transformation project: Customer impact assessment, offer simplification and special attention to process automation.
→Digital assets and Blockchain: (i) development of internal regulations; (ii) review of proposals in the subsidiaries' pipeline; and (iii) participation of Banco Santander, S.A. in the Fnality pilot, which is under the supervision of the Bank of England and is aimed at making payments between financial institutions via a platform based on blockchain technology.

Key conduct risk lines of action in 2023

	Objectives	Lines of action

Continue to enhance conduct risk management with customers	Adapting internal rules and management models to the shifting landscape and customers’ needs.
→Keeping retail customer conduct guidelines consistent with regulation and industry best practice.
→ Embedding lessons learned from customer conduct risks detected, measured and mitigated by our risk management, especially through first-line self-assessments that boost awareness and accountability.
→ Exploring advanced analysis and machine learning techniques through the development of algorithms that correlate customer voice data with business indicators to monitor customer’s conduct, embracing innovation and technology for an effective process of corrective measures.

Awareness and accountability of the first line of defence	Raising awareness of conduct risk management and prevention in business and support areas.
→Regularly training our local first- and second-line defence teams on conduct risk. In 2023, we updated mandatory conduct training for all Group employees.
→ Linking first-line teams’ remuneration to conduct and quality, with a holistic view of branches, online channels, remote customer assistance, and services.

Sustainable products and services	Supporting projects relating to the Group’s transition towards a more sustainable economy.
→Transparent reporting on investment products and services for retail customers.
→ Embedding ESG risks in our management through measurement tools and methodologies that enable us to categorize products appropriately, measure ESG risk and meet customers’ sustainability needs.

Vulnerable customers and special cases	Treating vulnerable customers fairly and appropriately, and making sure we consider their circumstances as part of our services.
→Developing our global vulnerable customer strategy and helping units implement it.
→ Monitoring collection and recovery indicators every month.
→ Performing special monitoring of practices for customers who are affected by the rising cost of living, have disabilities, and are senior citizens.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Financial Crime Compliance (FCC)
Financial crime risk is the risk arising from actions or the use of the Group's means, products and services in criminal or illegal activities. Such activity includes money laundering, terrorist financing, violation of international sanctions, corruption, bribery and tax evasion.
Financial crimes are universal, globalised phenomena that take advantage of cross-border economic activity, and thus their detection, deterrence and disruption call for a coordinated global response by the international community and the financial sector.
Our commitment to partnering with law enforcement and competent authorities to disrupt threat finance networks is key to supporting the societies in which the Group operates, including implementing international sanctions programmes aimed at defending human rights and civil liberties, and deterring corruption and armed conflict. We are fully committed to the fight against financial crime and seek continuous improvement in our control framework. Our FCC function continues to identify and develop new approaches, both internally and via public-private partnership, on responding to existing and emerging threats.
Our business functions maintain the primary responsibility for identifying, managing and reporting financial crime risk. We monitor and oversee financial crime risks and promote adequate policies and procedures have been implemented to manage effectively the business within the Group's established risk appetite and supporting the organisation’s risk culture.
The FCC Strategic Transformation Programme has been underway to strengthen the Group’s control framework and operating model, embed a sustainable and dynamic approach to customer due diligence, and implement next generation technological platforms on transaction monitoring and sanctions screening.
Our board of directors and senior management continue to see and reinforce the importance of the FCC Strategic Transformation Programme in order to build the Group’s functional and technical control framework for the future.
Key achievements over 2023 include:
•The publication and transposition of a revised AML/CFT policy, which crystalizes the accountability of the business in managing financial crime risk;
•An enhanced methodology for compliance monitoring to check that all subsidiaries subject to FCC policies and procedures follow a consistent approach to supervising and assessing financial crime risk;
•Restructuring reporting lines and job profiles across the FCC function, under the Group’s target operating model;
•Supporting the Group-wide Anti-Bribery and Corruption Policy (ABC), which aligns to international and supranational guidance such as the Organization for Economic Cooperation and Development Anti-Bribery Convention, with extensive training sessions to target stakeholders across the bank in areas exposed to greater ABC risk;
•Continuing to hub FCC-related activities in newly established operational centres of excellence; and
•Moving into production in various jurisdictions with the Group’s strategic platform for sanctions screening and transaction monitoring, with results indicating strong advancement on screening effectiveness.
In 2023, we continued to focus heavily on the intersection of financial crime compliance and financial inclusion to ensure both objectives can mutually reinforce one another. We provided subject matter expert support to a UN initiative aimed at building a self-assessment diagnostic tool to evaluate a financial institution's 'awareness of modern slavery and human trafficking risks'. And we continue to pursue public-private partnerships focused on disrupting human trafficking and modern-day slavery, for instance in Europol’s Financial Intelligence Public Private Partnership. These initiatives are all part of the Group’s larger commitment to Sustainable Development Goal 8 (SDG 8), Decent Work and Economic Growth, which includes ending modern slavery, trafficking and child labour.
Our capacity building initiatives continue, leveraging in our face-to-face training sessions external guests from law enforcement, regional and international governmental organizations, and key stakeholders from civil society, covering topics like correspondent banking risk, advanced transaction monitoring using artificial intelligence, virtual currencies, data analytics, and human trafficking. Specialist training sessions were also held for stakeholders in the bank with elevated exposure to key risks, such as sanctions and bribery and corruption (for more information see section '2.4 Financial crime compliance and relations with political parties' in Responsible banking chapter), and in-person training to the board of directors focused on emphasizing the interconnectedness between the Group’s focus on an effective FCC framework and advancing on the UN SDG through real examples across our subsidiaries.
We also implemented a FCC MLRO (Money Laundering Reporting Officer) Training Academy in 2023, where the inaugural academy focused on promoting collaboration with other functions within the Group on anti-bribery and corruption compliance, environmental and social risk management, and cyber-security.
The financial sector’s role in supporting national and supra-national diplomacy continued to be a priority for Santander in 2023. Sanctions programmes such as the Global Magnitsky Sanctions, aimed at fighting human rights abuses and corruption, are applied Group wide, and with the on-going war in Ukraine, we continue to enforce sanctions compliance across the Group’s international operations.
Santander FCC function also continues to serve as chair of the United Nations Office on Drugs and Crime’s Private Sector Dialogue on the Financial Disruption of Forestry Crime, now expanded to cover all types of environmental crime. It brings together actors from the public and private sector, as well as civil society, to coordinate on disrupting the financial networks behind environmental crimes. Highlights over 2023 included case studies from the NGO TMT18 on unregulated and illegal fishing, a presentation from the Ukrainian Financial Intelligence Unit on illegal logging and corruption networks supplying Europe, a
18 Non-governmental organization Trygg Mat Tracking

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

nd a demonstration by Santander Brazil on the use of satellite imagery in the due diligence process for assessing illegal deforestation risk in the Amazon.
The FCC function also played a key role in opening the Latin America Chapter of United for Wildlife in July 2023, and collaborates regularly with other initiatives focused on environmental crime, like the recently launched Nature Crime Alliance. Advances on disrupting environmental crime are part of the Group’s larger commitment to SDG19 13, Climate Action.
Highlights over 2023 in our key activities include:
•240,542 disclosures to authorities
•396,482 investigations conducted
•177,298 employees trained
•34 specialised training sessions for experienced FCC staff
Reputational risk
Reputational risk can arise from multiple sources: from business or business support activities, as a consequence of other risks, from the economic, social and political environment or from events related to our competitors. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.
Our reputational risk model takes a preventive management and control approach, with effective handling of early warnings as well as procedures to identify, manage and monitor risk events. It also includes elements for identification, analysis and monitoring of key stakeholders’ perception of Grupo Santander and the financial sector, and how that perception may change. Our model is also aligned with the risk management and control processes (risk profile, risk appetite, ICAAP, emerging risks, among others).

2023 highlights:
We continued to enhance management and control, updating guidelines for certain areas. In particular, we:
•reviewed policies and criteria for action in the financing of sensitive sectors and donations, as well as procedures that develop them;
•collaboration with other areas to prepare greenwashing management and control guidelines in order to determine key processes, duties and governance to identify, assess and manage greenwashing risk and meet regulatory requirements;
•worked with other areas to prepare humanitarian crisis management guidelines in order to set crisis assessment criteria and the Group’s actions;
•analysed the impact and defined preventative and mitigation actions of reputational risks related to climate (e.g. deforestation, fossil fuels, nuclear energy), the cost of living, humanitarian crises, and others;
•enhanced our risk materiality assessment methodology, with the spotlight on climate risk and a more detailed description of the reputational impact assessment for internal capital procedures;
•enhanced event database and reputational risk standardization procedures according to a new identification, assessment, reporting and escalation methodology;
•ran initiatives to share best practices with subsidiaries, including enhancements of collaborative tools and 'Best Practice' workshops;
•updated the corporation’s and subsidiaries’ global reputational risk assessment procedure, including new risks and further developing ESG aspects;
•built on the reputational risk tool that measures stakeholders’ perception of the Group and the financial sector;
•enhanced management consolidation and reporting based on a forward-looking risk approach in the corporation and in subsidiaries; and
•strengthened subsidiary oversight in terms of governance and challenge, and updated subsidiaries' oversight guidelines.

19 Sustainable Development Goals

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

8. Model risk
8.1 Introduction
A model is a system, approach or a quantitative method that applies statistical, economic, financial or mathematical theories, techniques and assumptions to transform data into quantitative estimates.
We use models mainly for credit scoring/rating, performance, capital and provisioning, market and structural risk, operational, compliance and liquidity risk, and financial accounting and control, among others.
The use of models entails certain risks, such as the potential negative consequences of decisions based on poorly developed, poorly implemented or incorrectly used models. Model risk can lead to financial losses, inappropriate business or strategic decisions or damage to the Group's operations.
8.2 Model risk management
The model risk function in Grupo Santander has evolved and matured in recent years, enabling robust management both in the corporation and in the main subsidiaries.
For the proper management of model risk, we have clear internal regulations that establish the principles, responsibilities and processes of the model´s life cycle, and describe their inventory, governance, management and validation.
The intensity of model risk management is relative to the importance of each model. The concept of tiering is the main attribute used to summarise the level of importance of non-regulatory models. The regulatory models, given their particular relevance for the Group, follow the most intense control and management standards.
At Grupo Santander we define the following phases of the model's life cycle:

1. Identification
The identified models must be included in the scope of model risk control. For sound management, a complete inventory of all models in use is key. There is a Group centralized inventory, a single platform based on an uniform taxonomy for all models used in the business units. The inventory contains all relevant information of each model, enabling to closely monitor them according to their relevance and the tiering criteria.
2. Planning
An internal annual exercise approved by our subsidiaries’ governance bodies and ratified by the global team, which formulates strategic measures for models managed by the Model Risk area and pinpoints needs for any models to be developed, reviewed or implemented during the year.
3. Development
In this phase, the Model unit contributes to strengthening risk management by developing models and using data in accordance with existing regulatory requirements.
This unit leads the development of models for all types of risks with the spotlight on complying with regulatory expectations (Internal Rating Based Approach -IRB-, IFRS9 and Internal Model Approach -IMA models, among others). To develop models, we have specialized local and global teams. The experts in each geography are responsible for the development of local models, since they know the particularities and needs of each unit, while the global experts define the modelling standards, develop global models and support the geographies in the application of these standards and/or in the development of their own modes if required.
Moreover, we use a boxification methodology that enables us to automate, standardize and maintain the quality of model development.
Throughout the year, the development function has focused mainly on the completion of the IRB repair program, the delivery of stress test models and the development of models for climate change risk management, among others.
At Santander, we believe in the innovation by using machine learning/generative artificial intelligence in a responsible way to develop models. We cooperate with Banco de España on issues related to explainability and control of bias in machine learning models, promoting the use of these new techniques for risks management.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

4. Internal validation
Independent model validation is a regulatory requirement and key feature of our model risk management and control.
A specialist unit that is totally independent from developers and users issues technical assessments of internal model suitability. These assessments are expressed through a rating that summarizes the model risk associated to it. Validation intensity and frequency are well-defined and risk-driven.
We have an unique validation approach led by the Single Validation Office, which strengthen the second line of defence promoting a consistent and standardized model risk management across the Group. It has allowed a greater decentralised organizational structure.
5. Approval
Before the model´s implementation and use, internal governing bodies must approve it through a governance circuit in place for our model inventory, based on its level of importance.
6. Implementation and use
In this phase, we add new models to our IT systems. Because this is another source of model risk, technical teams and model owners test proper model integration based on methodology and expectations.
7. Monitoring and control
We regularly review models to check they are working correctly and that they are suitable for their purpose. Otherwise, the must be adapted and redesigned. Control teams must pursue that models are managed according to the general model risk framework and other related internal rules.

Main activities in 2023
The MRM Next strategic plan (2022-2025) was launched in 2022 with the aim of strengthening the Group's model risk culture and positioning Santander as a benchmark in this area in the industry. During 2023, the strategy focused on:
•strengthening the binding role of internal validation to meet increasing regulatory requirements;
•definition of the IV Next project to evolve the validation function, prioritising key actions through a global management of validation recommendations and including mitigation elements to focus on the most material risks;
•optimising the exploitation of model risk management data;
•and continuous improvement of regulatory models (IRB and IMA) to ensure that they are fully aligned with supervisory expectations.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

9. Strategic risk

9.1 Introduction
Strategic risk is the risk of loss or damage arising from strategic decisions or their poor implementation, or from an inability to adapt to external developments, that may impact the long-term interests of our key stakeholders.
Grupo Santander’s business model is a key element of strategic risk, it must be viable, sustainable and capable of generating results in line with the annual objectives and for at least the following three years, in a manner consistent with the Group's long-term vision.
Strategic risk has three components:

1	Business model risk, which includes the risk of the model being out of date, becoming irrelevant and/or losing its capacity to continue generating the desired results.

2
Strategy design risk, which relates to the strategy and assumptions set out in Grupo’s long-term plan, considering that this plan may be unsuitable in its nature or because of its assumptions, which could result in the Group not achieving the expected results.

3
Strategy execution risk, which involves the three-year strategic plan and potential deviations from it due to internal and external factors, the lack of capacity to respond to changes in the business environment and the risks associated with corporate development transactions.

9.2 Strategic risk management
Our strategy and business model pillars are customer focus, our global scale with local presence, and geographical, business and product diversification. Our global businesses are key to driving more value creation, profitability and shareholder remuneration.
Santander views strategic risk as a transversal risk. Subsidiaries refer to our operating model that covers the governance, procedures and necessary tools for robust monitoring and control within board-approved risk appetite.
We constantly monitor changes in competition, regulation, market conditions and our organization to determine if we need to revise strategy and verify mitigating factors and resolution plans. The Strategic Risk team engages with key areas of the first- and second-line of defence to pursue that measures are defined and implemented when necessary.
In 2023, strategic risk centred around macroeconomic uncertainty, with inflation remaining high and a possible overreaction regarding monetary policy; geopolitical risk related to the potential escalation of military conflicts and deterioration of ties between the US and China; cyber attacks; and execution risk stemming from our transformation initiatives.
Our strategic risk model is based on:
•Challenging strategic plans: With the support of other specialized areas within the Risk division, the Strategic Risk team challenges the three-year financial plan and long-term strategic plan, including a specific chapter in both that identifies potential threats and changes in the environment that could undermine strategic objectives. In 2023, we focused on analysing the plans of our new five global businesses as a driver of value creation in our local markets and globally.
•Emerging risks: Santander proactively identifies, measures, monitors and manages risks that, under stressed scenarios, could have a significant impact on profitability, liquidity and solvency. In 2023, we worked with our local units to enhance our emerging risks identification and assessment.

For more details, see section '1.2 Emerging risks' in this chapter.
•Analysis of the business model performance: To identify and assess the main threats to the bank’s business plan and strategic objectives in four areas:
•Strategy execution: Assessing the risk of deviation from plans, targets, and strategic and transformation initiatives.
•Viability and sustainability: Assessing our position against competitors and the risk of failing to create shareholder value.
•Business plan volatility: Assessing the risk that our planning will be unstable and profits will not be recurrent in the long term.
•Likelihood of meeting strategic objectives: Risk of failing to achieve our three-year financial plan goals.
•In 2023, we continued developing our business model assessment methodology to consider the peculiarities of our local markets more profoundly.
•New products commercialization: Assessing new product and service proposals before Santander launches them, to check that they are consistent with the Group’s strategy.
•Corporate development transactions: Contributing that transactions of this nature are subject to an assessment of their impact on the risk profile and risk appetite of the Group.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

•Monitoring strategic projects: The Strategic Risk team works with other areas on drawing up and monitoring strategic projects. Progress with these projects is reviewed twice a year, including an independent challenge from the second line of defence, which is key to assessing strategic risk. In 2023, we delved deeper into the execution risk of our transformation initiatives, including the Retail & Commercial Transformation initiative that brings together our consumer and commercial customers under a common operating model to deliver profitable and sustainable growth.
As the second line of defence, our Corporate Centre and subsidiaries' Strategic Risk teams provide a consolidated view of our exposure to this risk as well as an independent opinion and challenge of first-line of defence activities. The Strategic Risk Report is regularly submitted to senior management, which includes an update on strategy execution, threats and emerging risks, business model performance, corporate development transactions, products commercialization, and strategic projects.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10. ESG risk factors

10.1 Introduction

Environmental
Managing climate and environmental risk factors is crucial to implementing our strategy, aiding the transition to a low-carbon economy, and fulfilling our ambition to be net zero by 2050.

Social
Our social risk management is supported by the definition of several policies and internal frameworks that are leveraged on best practices, conventions, international protocols and codes of conduct in each matter.

Governance
The management of risks derived from governance is a relevant aspect in two facets: on the one hand, in the internal governance of the Grupo Santander, and on the other, in the evaluation we make of the governance of our customers.

Due to the climate emergency, the data availability and methodology, the environmental aspects within ESG are a focus of attention in the banking industry, among others. For this reason, the following section is more targeted on climate and environmental risks factors, which are considered transversal and likely to have an impact on existing risk typologies such as credit, market, liquidity, operational, reputational and strategic, mainly. These risk factors include the physical effects of climate change and the transition to a low-carbon economy.
Physical risk (PR): effects of climate change on economic activity, labour supply, communities, markets, assets and investors. It comprises:

Acute	More intense extreme weather events, such as droughts, hurricanes or floods.

Chronic	Changes in rainfall patterns, extreme weather variability, average temperature rises, severe heatwaves and rising sea levels.
Transition risk (TR): effects of the transition to a low-carbon economy, including changes in regulation, technology and market trends:

Market sentiment	Changes in the supply and demand of certain commodities, products and services as they consider climate risk and opportunity, which could lead to reputational and other issues.

Policy action
Implementing carbon pricing mechanisms to reduce greenhouse gas emissions; using energy sources with lower emissions; adopting energy efficient solutions; and promoting water efficiency measures and more sustainable land use practices.

Technology
The need to build and innovate to support the transition to an energy efficient financial system with lower CO2 emissions. This can have a significant impact on companies as new technology displaces obsolete systems and disrupts some components of the financial system as we know it.

In addition, these factors pose a risk and an opportunity for Grupo Santander and our customers. On the one hand, they can impact on customers’ financial solvency across different time horizons and on banks’ reputations. On the other hand, the urgent transition to a low-carbon economy presents a considerable business opportunity for banks like Santander that are committed to offering increasingly sustainable products and services, supporting our customers in their transition.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

We measure the impact of the climate and environmental factors of each risk type across several time horizons. This table shows pre-mitigation impact, our progress with climate matters in 2023, and next steps:

Risk type	Key climate drivers[1]	Main time horizon[2]	Potential impact on climate risk factors	What we’re doing to manage climate risk	Next steps

Credit		Medium-long term
→Extreme weather can lead to higher retail and corporate loan default and lower collateral value. It can also cause income to fall, harm agriculture, and increase insurance coverage and premiums. Moreover, changes in wind patterns that reduce energy production can lead to higher operating costs and hamper productivity. This may increase asset depreciation and early disposal due to property damage in 'high risk' locations.
→A failure by borrowers to adapt their business models to a low-carbon economy could heighten credit risk and, therefore, the risk of a reduction in income or activity that may increase default or cause the business to lose value.
→Adverse weather conditions can cause significant financial loss, endanger communities, harm the environment and affect the value of guarantees.
→Market sentiment that influences demand; obsolete technology; customer preferences.
→Higher operating costs for carbon-intensive customers; information requirements (data gathering), especially on emissions (e.g. Scope 3) and green taxonomy disclosures; and new EU financial information directives stemming from government measures.

→Conducting materiality assessments to spot physical and transition risk in our portfolios.
→Analysing short-, medium- and long-term risk concentration by sector and region.
→Creating heatmaps that follow orderly, disorderly and Hot House World scenarios up to 2050.
→Implementing mitigation measures such as policies, thresholds and insurance to combat risks and their impact.
→Conducting scenario analyses and measuring sensitivities to forecast changes in ratings, PD and LGD in view of physical and transition risk.
→Drawing up credit risk metrics to monitor and control E&CC3 risk factors in BAU processes.
→Measuring E&CC factors in customer and transaction analysis and ratings.
→Setting risk appetite limits and alerts to manage climate-related sectors.

→Run the second phase of 'Climate Race', our credit risk target operating model for climate and environmental factors and embedding of E&CC factors in the entire credit cycle to pinpoint and mitigate physical and transition risk.
→Include climate factors in internal physical and transition risk models and embed scenario analysis techniques in risk management through a forward-looking approach by sector and geography.
→Develop tools to monitor E&CC factors that consider physical and transition risk in the property sector.

Market		Short-Medium term	→Higher volatility in market factors under stress scenarios. →Changes in market perception leading to wider credit spreads for business in impacted sectors.
→Regular reviews of climate stress scenarios and subsidiaries that apply them.
→Stress testing using physical and transition risk scenarios.
→Portfolio analysis of current exposure to climate-sensitive business activities.

→Enhancing analysis of material climate impact on trading portfolios to help with future sector-based stress testing.
→Enriching stress testing and reviewing new scenarios to be included.
→Adapting stress testing to best market practices.

Liquidity		Short-Medium term
→Market impacts on the value of high quality liquid assets in Santander's liquidity buffer.
→More frequent extreme weather stifling economic growth in countries susceptible to climate change, causing sovereign debt to rise and limiting access to capital markets.
→Cash outflows from companies trying to boost their reputation in the market or solve problems with climate scenarios.

→Qualitative and quantitative climate scenario analyses of impacts on highly liquid assets (HQLAs) and financing of exposed companies.
→Analysis of higher outflows due to changes in market perception of corporations in climate-sensitive business activities.

→Enhancing stress testing and reviewing new scenarios to be included. →Adapting stress testing to best market practices, including new liquidity scenarios to measure their impact.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Risk type	Key climate drivers[1]	Main time horizon[2]	Potential impact on climate risk factors	What we’re doing to manage climate risk	Next steps

Operational		Medium-long term
→Severe climate events can cause damage to our assets, including branches, offices and data centres. They can also affect business continuity, processes and staff.
→Climate-related factors can also lead to operational risk losses from litigation (e.g., if a bank is perceived to misrepresent sustainability-related practices).

→Conducting operational risk and control self-assessments that include ESG-related risks to evaluate our exposure.
→Conducting mandatory operational risk scenario analysis that covers physical and transition risk.
→Adding ESG flag to the operational risk events database to classify incidents and environmental- and climate-related losses.
→Including an assessment of climate threats in business continuity scenarios.

→Enhance operational risk reporting on climate-related factors. →Update documentation and provide training on the embedding of ESG factors in operational risk management.

Reputational		Short-medium-long term
→Customers, investors and other stakeholders who believe banks aren't doing enough to meet low-carbon targets, act against their policies or that their public commitments can pose reputational risk.
→Misleading customers, investors and stakeholders with statements, actions, announcements, policies and the sustainability features of products or 'greenwashing' practices.

→Updating climate and environmental risk policies and procedures.
→Addressing reputational risk through corporate credit committees that assess sensitive transactions that involve climate and environmental risk.
→Holding formal meetings to review reputational issues (including climate matters), involving the legal, responsible banking, investor relations, risk and other teams.
→Implementing proactive measures to support companies’ green transition and decarbonization.

→Continue driving cooperation between the reputational risk area and other teams to address reputational impact.
→Conduct a materiality assessment to measure climate-related and environmental reputational risk.
→Implement a methodology to quantify the reputational impact of climate and environmental risk.

Strategic		Short-medium-long term	→A failure to achieve our climate and environmental targets, including those relating to our own and our customers’ operations, could affect our strategy.
→Checking that ESG targets are embedded in the Group’s strategic planning.
→Monitoring the Group’s strategic 'Climate change' project, including net zero KPIs.
→Identifying emerging risks, which includes an ESG risk event and analysis of how low-probability stress scenarios might impact on the Group’s strategic targets to draw up suitable action plans.
→Monitoring ESG initiatives presented at the corporate product governance forum (CGPF) and investors’ forum.
→Reviewing ESG factors and KPIs in the business model.

→Continue monitoring climate and environmental threats as part of emerging risk identification.
→Revise ESG KPIs regularly so that they remain consistent with the Group’s strategy.
→Continue reviewing ESG factors in relation to business model performance.

1. Though all climate drivers impact on risk factors, we have only included the key ones in this table.
2. Short term: up to one year. Medium term: up to three years. Long term: five years and beyond.
3. E&CC: environmental and climate change.

Acute Chronic Market sentiment Policy action Technology

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

10.2 ESG factors risk management
As part of our climate and environmental risk factors management, we are gradually introducing decarbonization targets in sectors that are considered 'highly polluting', as well as embedding climate and environmental factors in our risk management and cross-cutting enterprise risk management processes, such as our risk appetite and in the emerging risks identification exercise. One of the elements that has contributed to integrating these factors into our strategy is their inclusion in the credit granting and monitoring process.

For more information regarding climate and environmental risks factors, see our 'Climate Finance Report' on our corporate website.
We identify and assess the factors that are most material to each risk type.
The following chart describes how we are integrating climate and environmental factors into the risk management cycle.
Identification
Through the exercise of emerging risks related to climate change (which have a climate subcategory and a biodiversity subcategory), we evaluate internal and external threats that could affect our profitability, solvency or strategy.
Our emerging risks exercise focuses on ESG risks, such as greenwashing, the environment and biodiversity.
Planning
As part of our public sustainability commitments, we included decarbonization targets in strategic planning, with separate time horizons: short-term budget (one year); medium-term financial plan (three years); long-term strategic plan (five years); and ad hoc analysis.

Assessment
We use materiality assessments, quantitative and qualitative heatmaps, scenario analyses and other tools and techniques to analyse the potential impact of climate and environmental factors on our portfolios. For instance, we run a quarterly materiality assessment to pinpoint the loan portfolios with the highest physical and transition risk.
Our automated corporate tool 'Klima' enables us to monitor the Group’s loan portfolios. This tool includes forward-looking analysis of companies’ performance by sector and geography, using orderly, disorderly and hot house world scenario analyses to calculate physical and transition risk impact across several time horizons. In 2023, we added a physical risk assessment module for collateral and customer portfolios, which we break down by economic activity. Our physical and transition risk assessments rate each sector on a 5-point scale from 'Low' to 'Very high'.
The following table shows the latest materiality analysis prepared by the Group with data at the end of Q3 2023.

Materiality assessment - Climate risk analysis and portfolio heatmap
September 2023 (pre-mitigation) - EUR billion
		TR	PR	CIB	Other segments
Power (conventional)				28	2
Power (renewables)				12	0
Oil & Gas				23	1
Mining y metals				14	8
Transport				28	12
Auto Consumer				0	159
Real Estate				8	388
Other climate-related sectors	Agriculture			2	9
	Construction			17	14
	Manufacturing			49	26
	Water & Waste			3	1
Climate sectors				184	620
Other sectors				58	230
Total portfolio				242	850
¢ Low ¢ Moderately Low ¢ Medium ¢ High ¢ Very High
TR: transition risk. PR: physical risk.
CIB: REC (on and off-balance sheet lending + guarantees + derivatives PFE: Potential Future Exposure).
Other segments: Drawn amount; includes individuals, SCF, Auto US, Corporates and Institutions, and SMEs.
Other sectors: considered as low risk; include: CIB, Corporate and SMEs outside the risk taxonomy perimeter // Individuals and SCF: cards and other consumer credit // Private Banking (excl. mortgages).
Exposure 0 represents exposure below EUR 500 million.

Finally, we highlight the methodological progress made in our materiality assessment, with improvements to the scope of the existing methodology, including a more holistic view of how climate and environmental factors can impact the main types of risks set out in our framework.t

For more information regarding our materiality assessment, see our 'Climate Finance Report' on our corporate website.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Monitoring
At Grupo Santander, we constantly monitor the risk profile and our compliance with risk appetite limits through control functions that report to the board. From 2021, we have been enhancing our risk appetite statement with a quantitative metric for thermal coal counterparties, energy and mining related customers. Moreover, we have a decarbonization roadmap to set risk appetite limits that are consistent with our commitments for 2030. In 2023, we approved new quantitative metrics — adding to the ones we set for thermal coal and power — for oil and gas, steel, and aviation, which we will implement and monitor in 2024. For the automotive sector, we are making progress in designing a metric for approval in 2024.
We are in permanent contact with our customers to monitor and support their transition planning. Specifically, we continue to embed environmental, social and climate change (ESCC) risk factors into the credit risk granting and monitoring process, through our operating model, 'The Climate Race'. This model is underpinned by the following pillars: strategic planning, risk management, loan approval and tracking, models and systems, and culture and governance. The timeline to implement it ends in late 2024, when we expect to have met supervisory expectations and to have rolled out a common strategy for the whole Group.
Mitigation
Policies are key to mitigating climate and environmental risk factors. Our ESCC policy sets out our public commitments and aims to support our strategy for sensitive and prohibited activities in the oil and gas, power generation and transmission, mining and metals sectors, and those derived from businesses dedicated to soft commodities.
We also have internal policies and frameworks that include climate and environmental factors in risk management. Our credit granting policies consider climate and environmental factors through our internal taxonomy (SFICS), credit committees, CIB rating and Corporate clients, collateral management, and other means. Moreover, we continue to use insurance and compensation funds to mitigate climate risks.

Throughout 2023, Grupo Santander has promoted a wide range of specific training on ESG matters, with the aim of raising employee awareness, both through internal continuous training and through international certifications for those professionals directly involved in this subject. In addition, we have best case studies, to establish the best practices regarding the integration of climate and environmental factors in the credit cycle.
Finally, another mitigation element is the multidisciplinary working group on ESG controversies, coordinated by the reputational risk function and where any matter that may have a reputational impact derived from said controversies is escalated.
Reporting
Transparent and regular reports to senior managers and stakeholders help us manage climate and environmental factors and comply with the law and supervisors’ expectations.
Our reporting on climate and environmental risk management includes our Annual Report, the Climate Finance Report, the ICAAP exercise, and our Pillar III disclosures report.
Our approach to nature and biodiversity

At Grupo Santander we know some of our customers’ endeavours may have bad consequences for the environment. That’s why it’s crucial we assess and mitigate whatever negative role our lending may play in harming nature.
We run two simultaneous exercises under an internal risk assessment methodology to assess environmental impact and dependency. We take a qualitative score to measure each sector's sensitivity to ecosystem services.
Our findings enable us to decide on the key parameters of risk assessments for customers whose activity may be affected by the degradation of ecosystem services and the destruction of the environmental and biodiversity-related assets in the coming years.
In 2023, we followed the TNFD (Taskforce on Nature-related Financial Disclosures) recommendations on environmental risk assessments to analyse our corporate portfolio. We focused on a heatmap to determine and compare the portfolio’s physical and transition risks and the level of threat of potential environmental and biodiversity events that may have a negative impact on Santander’s customers. These events can come from physical risks such as the organization’s dependency on the environment; or from transition risks related to government measures, advances in technology, market shifts, litigation, and changes in customer preferences.

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Main activities in 2023
→In 2023 we began our participation in the Fit-for-55 Climate Risk Scenario Analysis regulatory exercise, established by the EBA to verify the resilience of Financial Institutions to meet the climate objectives of the European Green Deal defined by the Commission. The exercise will also be extended to 2024.
→Advances in risk appetite, establishing new metrics and limits to support the bank's decarbonization strategy.
→Progress in our materiality assessment' methodology, with improvements in the scope of the existent methodology, including a more holistic view of how climate and environmental factors can impact the main risk types established in our corporate framework.
→Advances in the analysis of materiality in terms of biodiversity, through an internal assessment methodology of both impacts related to nature and its dependencies.
→Improvements in the identification, prevention and control of potential sources of greenwashing allegations.
→Progress in the implementation of the climate risk management model through the 'Climate Race' initiative to integrate ESCC factors into the credit risk granting process.
→Advances in the identification and management of physical risks, including improvements in data sources and their granularity, as well as their implementation in our monitoring tool (Klima).

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

Glossary of terms, acronyms and abbreviations

2023 AGM	Annual general shareholders’ meeting of Banco Santander held on 31 March 2023 at second call
2024 AGM	Annual general shareholders’ meeting of Banco Santander called for 21 or 22 March 2024 at first or second call, respectively
ABC	Anti-bribery and corruption
Act 10/2014	Act 10/2014, of 26 June, on the organization, supervision and solvency of credit institutions
Active customer	Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
ADR	American depositary receipts
ADS	American depositary shares
AEOI	Automatic Exchange of Information standard
AI	Artificial intelligence
ALCO	Assets and liabilities committee
ALM	Asset and liability management
AML	Anti-money laundering
API	Application programming interface
APM	Alternative performance measure
APS	Amherst Pierpont Securities
AuM	Assets under management
Banesto	Banco Español de Crédito, S.A.
BCMS	Business continuity management system
BCP	Business continuity plan
bn	Billion
BNPL	Buy-now-pay-later. Short-term financing that allows consumers to make purchases and pay for them at a future date
BoE	Bank of England
bps	Basis points
BRRD	Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time
Bylaws	Bylaws of Banco Santander, S.A.
CAE	Chief Audit Executive
CAGR	Compounded annual growth rate
CAO	Chief Accounting Officer
CARF	Conselho Administrativo de Recursos Fiscais (Administrative Council for Tax Appeals)
CBDC	Central bank digital currency
CCCA	Collective Commitment to Climate Action
CCO	Chief Compliance Officer
CCPS	Contingent convertible preferred stock
CCR	Counterparty credit risk
CCSM	Code of Conduct in Securities Markets
CDI	CREST Depositary Interests
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFT	Combating the financing of terrorism

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

CHF	Swiss franc
CIB	Corporate & Investment Banking
CIO	Chief Information Officer
CNBV	Comisión Nacional Bancaria y de Valores (Mexican stock market authority)
CNMV	Comisión Nacional del Mercado de Valores (Spanish stock market authority)
CoE	Cost of equity
COFINS	Contribuiçao para Financiamiento da Seguridade Social (Contribution for Social Security Financing)
Constant euros	Excluding exchange rates impact
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Costs in real terms	Costs excluding the effect of average inflation over the last twelve months
CPGF	Corporate product governance forum
CRD	Capital Requirements Directive
CRE	Credit risk equivalent
CRO	Chief Risk Officer
CRR	Regulation (EU) 575/2013 on prudential requirements for credit institutions and investment firms, as amended from time to time
CRS	Common reporting standards
CSA	Credit Support Annex
CSLL	Contribuçao Social sobre o Lucro Liquido (Social Contribution on Net Profit)
CSRBB	Credit spread risk in the banking book
CSRD	Corporate Sustainability Reporting Directive
CVA	Credit valuation adjustment
DCB	Digital Consumer Bank
Digital customer	Every consumer of commercial banking services who has logged on to their personal online banking and/or mobile banking in the last 30 days
DNSH	Do not significant harm
DORA	Digital Operational Resilience Act
DPO	Data protection officer
DTA	Deferred tax asset
DVA	Debt valuation adjustment
E&CC	Environmental and climate change related
EAD	Exposure at default
EBA	European Banking Authority
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EIB	European Investment Bank
EIOPA	European Insurance and Occupational Pensions Authority
EMIR	European Market Infrastructure Regulation
eNPS	Employee Net Promoter Score is a method of measuring employee satisfaction
EOIR	Exchange Of Information on Request standard
EPC	Energy performance certificate
EPS	Earnings per share
Equal pay gap	The equal pay gap measures differences in remuneration between women and men in the same job at the same level
ESCC	Environmental, social and climate change related
ESG	Environmental, social and governance
ESMA	European Securities and Markets Authority
ESRS	European Sustainability Reporting Standards
EU	European Union
EV	Electric vehicle

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

EVA	Economic value added
EVP	Employee value proposition
FATCA	Foreign Account Tax Compliance Act
FCA	Financial Conduct Authority
FCC	Financial crime compliance
Fed	Federal Reserve
Financial inclusion	Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019
First 2023 Buyback Programme	First buyback programme carried out within the 2023 shareholder remuneration policy
FL CET1	Fully-Loaded Common Equity Tier 1
FRTB	Fundamental review of the trading book
FSB	Financial Stability Board
FX	Foreign exchange
G-SIB	Global systemically important bank
GAR	Green asset ratio
GBP	Sterling pound
GCC	General Code of Conduct
GDP	Gross Domestic Product
GDPR	General Data Protection Regulation
Gender pay gap	The gender pay gap measures differences in remuneration between women and men in an organization, business, industry or the broader economy, irrespective of the type of work
GFANZ	Glasgow Financial Alliance for Net Zero
GHG	Greenhouse gases
GMRA	Global master repurchase agreement
GRC	Governance, risk and compliance
GRI	Global Reporting Initiative
GSGM	Group-Subsidiary governance model
GTB	Global transactional banking
HQLA	High-quality liquid assets
HtC	Held to collect
ICAAP	Internal capital adequacy assessment process
ICAC	Instituto de Contabilidad y Auditoría de Cuentas (Institute of accounting and auditing)
ICE	Internal combustion engines
ICFR	Internal control over financial reporting
ICO	Instituto Oficial de Crédito (Spanish public credit institution)
ICS	Internal control system
Identified staff	Other executives whose activities may have a significant impact on the Group's risk profile
IEA	International Energy Agency
IFRS	International Financial Reporting Standards
ILAAP	Internal liquidity adequacy assessment process
IMA	International model approach
IMF	International Monetary Fund
IOSCO	International Organization of Securities Commissions
IPO	Initial Public Offering
IRB	Internal ratings-based

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

IRC	Incremental risk charge
IROs	Impacts, risks and opportunities
IRPJ	Imposto sobre a Renda das Pessoas Jurídicas (Corporate Income Tax)
IRRBB	Interest rate risk in the banking book
ISMA	International Securities Market Association
JPY	Japanese yen
KOR	Key operational risks
KPI	Key performance indicators
KRI	Key risk indicators
LCR	Liquidity coverage ratio
LDA	Loss distribution approach
LGD	Loss given default
LLP	Loan-loss provisions
Loyal customer	Active customers who receive most of their financial services from the Group according to the commercial segment to which they belong. Various loyalty customer levels have been defined taking profitability into account
LTD	Loan to deposit ratio. Ratio of loans and advances to customers over customer deposits
LTV	Loan to value ratio. Ratio of loans and advances to customers to the value of the asset used as collateral
LUC	Land use change (cambio en el uso del terreno)
M/LT	Medium-and long-term
Material Risk Taker	Other executives whose activities could have a significant impact on the Group's risk profile
MDA	Maximum distributable amount
MiFID	Markets in Financial Instruments Directive
MILRO	Money Laundering Reporting Officer
mn	Million
MRAP	Market risk advanced platform
MREL	Minimum requirements for own funds and eligible liabilities which are required under the BRRD
MSS	Minimum social safeguards
NACE	Nomenclature of Economic Activities of the European Union
NFR	Non-financial risk
NGFS	Network for greening the financial system
NGO	Non-governmental organization
NGO TMT	Non-governmental organization Trygg Mat Tracking
NII	Net interest income
NPL	Non-performing loans
NPS	Net Promoter Score
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
NZAMi	Net Zero Asset Managers initiative
NZBA	Net Zero Banking Alliance
NZE	Net zero emissions
OECD	Organization for Economic Cooperation and Development
OEM	Original equipment manufacturer
OTC	Over-the-counter
P&L	Profit and loss statement
PBT	Profit before taxes
PCAF	Partnership for Carbon Accounting Financials
PCAOB	Public Company Accounting Oversight Board
PD	Probability of default

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

PHEV	plug-in hybrid electric vehicle
PIS	Programa de Integraçao Social (Social Integration Programme)
POCI	Purchased or originated credit impaired
PoS	Point of sale
pp	Percentage point
PRA	Prudential Regulation Authority
PRB	Principles for responsible banking
PSD2	Payment Services Directive Two
RAS	Risk appetite statement
RBF	Responsible banking forum
RBSCC	Responsible banking, sustainability and culture committee
RCP	Representative concentration pathway
RCSA	Risk control self-assessment
Repos	Repurchase agreements
RoA	Return on assets
RoE	Return on equity
RoRWA	Return (net of tax) on risk weighted assets for a particular business
RoTE	Return on tangible equity
RPA	Risk profile assessment
RPK	Revenue passenger kilometers
RWA	Risk-weighted assets
S&P 500	Index maintained by S&P Dow Jones Indices LLC
SAM	Santander Asset Management
SBNA	Santander Bank N.A.
SBTi	Science Based Targets initiative
SBTN	Science Based Targets Network
SC USA	Santander Consumer US
SCF	Santander Consumer Finance
SCIB	Santander Corporate & Investment Banking
SDG	Sustainable development goals
SEC	Securities and Exchange Commission
Second 2023 Buyback Programme	Second share buyback programme charged against 2023 results
SFDR	Sustainable Finance Disclosure Regulation
SFICS	Sustainable finance and investment classification system
SHUSA	Santander Holding USA, Inc
SME	Small and medium enterprises
SOx	Sarbanes-Oxley Act of 2002
Spanish Corporate Governance Code	CNMV's Good Governance Code for Listed Companies
Spanish Securities Markets Act	Act 6/2023, of 17 March, on the Securities Markets and on Investment Services
SPC	Strategic commercial plans
SPF	Simple, Personal and Fair
SRB	European Single Resolution Board
SREP	Supervisory review and evaluation process
SRI	Socially responsible investment
SRT	Significant risk transfer
SSM	Single Supervisory Mechanism. The system of banking supervision in Europe. It is composed of the ECB and the competent supervisory authorities of the participating EU countries

2023 Annual report     Contents    Business model and strategy
        Responsible banking
        Corporate governance
        Economic and financial review
        Risk, compliance & conduct management

STEM	Science, Technology, Engineering, Mathematics
STR	Suspicious transaction reporting
T&O	Technology & operations
TCFD	Task Force on Climate-related Financial Disclosures
TLAC	Total loss-absorbing capacity requirement which is required to be met under the CRD V package
TLTRO	Targeted longer-term refinancing operations
TNAV	Tangible net asset value
TNFD	Taskforce on Nature-related Financial Disclosure
TOM	Target operating model
TPV	Total payments volume
TRIM	Targeted review of internal models
TSR	Total shareholder return
UK	United Kingdom
UNEP FI	United Nations Environmental Programme Finance Initiative
US	United States of America
USD	United States dollar
VaR	Value at risk
VAT	Value added tax
vkm	Vehicle-kilometer
WBCSD	World Business Council for Sustainable Development
YoY	Year-on-Year

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Auditor's report and consolidated financial statements

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Auditor's report    528
Consolidated financial statements    531
Consolidated balance sheets as of 31 December
2023, 2022 and 2021    532
Consolidated income statements for the years
ended 31 December 2023, 2022 and 2021    536
Consolidated statements of recognised income
and expense for the years ended 31 December
2023, 2022 and 2021    538
Consolidated statements of changes in total equity for
the years ended 31 December 2023, 2022 and 2021    539
Consolidated statements of cash flows for the years
ended 31 December 2023, 2022 and 2021    545
Notes to the consolidated financial statements    547
1.    Introduction, basis of presentation of the
consolidated financial statements (consolidated
annual accounts) and other information    548
2.    Accounting policies    553
3.    Grupo Santander    580
4.    Distribution of Banco Santander’s profit, shareholder
remuneration scheme and earnings per share    583
5.    Remuneration and other benefits paid to the Bank’s
directors and senior managers    585
6.    Loans and advances to central banks and credit
institutions    599
7.    Debt securities    600
8.    Equity instruments    602
9.    Trading derivatives (assets and liabilities) and short positions    603
10. Loans and advances to customers    603
11. Trading derivatives    609
12. Non-current assets    609
13. Investments    610
14. Insurance contracts linked to pensions    611
15. Liabilities under insurance contracts    612
16. Tangible assets    613
17. Intangible assets - Goodwill    616
18. Intangible assets - Other intangible assets    619
19. Other assets    620
20. Deposits from central banks and credit institutions    621
21. Customer deposits    621
22. Marketable debt securities    622
23. Subordinated liabilities    626
24. Other financial liabilities    628

25. Provisions    629
26. Other liabilities    645
27. Tax matters    646
28. Non-controlling interests    653
29. Other comprehensive income    654
30. Shareholders' equity    660
31. Issued capital    660
32. Share premium    661
33. Accumulated retained earnings    662
34. Other equity instruments and own shares    663
35. Memorandum items    663
36. Hedging derivatives    664
37. Discontinued operations    687
38. Interest income    687
39. Interest expense    687
40. Dividend income    688
41. Commission income    688
42. Commission expense    688
43. Gains or losses on financial assets and liabilities    688
44. Exchange differences, net    689
45. Other operating income and expenses    690
46. Staff costs    690
47. Other general administrative expenses    696
48. Gains or losses on non financial assets, net    698
49. Gains or losses on non-current assets held for
sale not classified as discontinued operations    698
50. Fair value of financial instruments    699
51. Other disclosures    715
52. Primary and secondary segments reporting    728
53. Related parties    740
54. Risk management    743
55. Additional disclosures    780
Appendix    785
Appendix I. Subsidiaries of Banco Santander, S.A.    786
Appendix II. Societies of which the Group owns more
than 5%, entities associated with Grupo Santander
and jointly controlled entities    809
Appendix III. Issuing subsidiaries of shares and
preference shares    815
Appendix IV. Notifications of acquisitions and
disposals of investments in 2023    816
Appendix V. Other information on the Group’s banks    817
Appendix VI. Annual banking report    824

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Auditor's report

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

[Page intentionally left blank] 1 of 6

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

[Page intentionally left blank] 2 of 6

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

[Page intentionally left blank] 3 of 6

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

[Page intentionally left blank] 4 of 6

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

[Page intentionally left blank] 5 of 6

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

[Page intentionally left blank] 6 of 6

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Santander, S.A.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2023, 2022 and 2021, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Estimation of impairment of financial assets at amortised cost– loans and advances to customers

As described in Notes 2,10 and 54 to the consolidated financial statements, the Company’s financial assets at amortised cost – loans and advances to customers - were EUR 1,009,845 million as of December 31, 2023, and its estimation of impairment of financial assets at amortised cost – loans and advances to customers – was EUR 12,912 million for the year ended December 31, 2023. The Company assesses impairment by estimating the expected credit losses based on the stage in which each financial asset is classified. Management’s collective assessment of expected credit losses consider instruments with

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

similar credit risk characteristics that are indicative of debtors’ capacity to pay. The methodology required to estimate the expected credit losses due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios. The estimation of expected credit losses requires expert judgment and the support of historical, current and future information, including considering management overlays. The probability of loss is measured considering past events, the present situation and future trends of macroeconomic scenarios.

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

Goodwill Impairment Assessment of Certain Cash Generating Unit (CGU)

As described in Notes 2 and 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was EUR 14,017 million as of December 31, 2023, which includes the goodwill balance of the Santander US Auto CGU of EUR 1,003 million. Management assesses goodwill for impairment at the end of each annual reporting period or whenever there is any indication of impairment. Potential impairment is identified by management by comparing the value in use of a CGU to its carrying value. Value in use is estimated by management using discounted cash flow projections. Management’s cash flow projections for the CGU include assumptions relating to earnings projections, discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium and constant growth rates used in order to extrapolate earnings in perpetuity.

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

Litigation provisions and contingencies

As described in Notes 2 and 25 to the consolidated financial statements, the Company’s consolidated litigation provisions and contingencies balance as of December 31, 2023 were EUR 4,038 million. The Company records provisions for tax and legal proceedings in which management assesses the chances of loss to be probable. Management determines the amounts to be provided for as the best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of litigation provisions and contingencies. These procedures also included, among others, obtaining and evaluating letters of audit inquiry with internal

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

and external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an outflow of resources is probable and the contingency is estimable, evaluating management’s assessment of possible contingencies relating to compliance with the tax obligations for all the years open to inspection and evaluating the sufficiency of the Company’s contingency disclosures.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain
February 21, 2024

We have served as the Company’s auditor since 2016

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Consolidated financial statements

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Grupo Santander

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2023, 2022 AND 2021
EUR million

ASSETS	Note	2023	2022	2021
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		220,342	223,073	210,689
FINANCIAL ASSETS HELD FOR TRADING		176,921	156,118	116,953
Derivatives	9 and 11	56,328	67,002	54,292
Equity instruments	8	15,057	10,066	15,077
Debt securities	7	62,124	41,403	26,750
Loans and advances		43,412	37,647	20,834
Central banks	6	17,717	11,595	3,608
Credit institutions	6	14,061	16,502	10,397
Customers	10	11,634	9,550	6,829
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		5,910	5,713	5,536
Equity instruments	8	4,068	3,711	4,042
Debt securities	7	860	1,134	957
Loans and advances		982	868	537
Central banks	6	—	—	—
Credit institutions	6	—	—	—
Customers	10	982	868	537
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		9,773	8,989	15,957
Debt securities	7	3,095	2,542	2,516
Loans and advances		6,678	6,447	13,441
Central banks	6	—	—	—
Credit institutions	6	459	673	3,152
Customers	10	6,219	5,774	10,289
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		83,308	85,239	108,038
Equity instruments	8	1,761	1,941	2,453
Debt securities	7	73,565	75,083	97,922
Loans and advances		7,982	8,215	7,663
Central banks	6	—	—	—
Credit institutions	6	313	—	—
Customers	10	7,669	8,215	7,663
FINANCIAL ASSETS AT AMORTIZED COST		1,191,403	1,147,044	1,037,898
Debt securities	7	103,559	73,554	35,708
Loans and advances		1,087,844	1,073,490	1,002,190
Central banks	6	20,082	15,375	15,657
Credit institutions	6	57,917	46,518	39,169
Customers	10	1,009,845	1,011,597	947,364
HEDGING DERIVATIVES	36	5,297	8,069	4,761
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	(788)	(3,749)	410

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2023, 2022 AND 2021
EUR million

ASSETS	Note	2023	2022	2021
INVESTMENTS	13	7,646	7,615	7,525
Joint venture entities		1,964	1,981	1,692
Associated entities		5,682	5,634	5,833
ASSETS UNDER REINSURANCE CONTRACTS		237	308	283
TANGIBLE ASSETS		33,882	34,073	33,321
Property, plant and equipment	16	32,926	33,044	32,342
For own-use		13,408	13,489	13,259
Leased out under an operating lease		19,518	19,555	19,083
Investment properties	16	956	1,029	979
Of which leased out under an operating lease		851	804	839
INTANGIBLE ASSETS		19,871	18,645	16,584
Goodwill	17	14,017	13,741	12,713
Other intangible assets	18	5,854	4,904	3,871
TAX ASSETS		31,390	29,987	25,196
Current tax assets		10,623	9,200	5,756
Deferred tax assets	27	20,767	20,787	19,440
OTHER ASSETS		8,856	10,082	8,595
Insurance contracts linked to pensions	14	93	104	149
Inventories		7	11	6
Other	19	8,756	9,967	8,440
NON-CURRENT ASSETS HELD FOR SALE	12	3,014	3,453	4,089
TOTAL ASSETS		1,797,062	1,734,659	1,595,835
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated balance sheet as of 31 December 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2023, 2022 AND 2021
EUR million

LIABILITIES	Note	2023	2022	2021
FINANCIAL LIABILITIES HELD FOR TRADING		122,270	115,185	79,469
Derivatives	9 and 11	50,589	64,891	53,566
Short positions	9	26,174	22,515	12,236
Deposits		45,507	27,779	13,667
Central banks	20	7,808	5,757	1,038
Credit institutions	20	17,862	9,796	6,488
Customers	21	19,837	12,226	6,141
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		40,367	40,268	14,943
Deposits		34,996	34,841	9,489
Central banks	20	1,209	1,740	607
Credit institutions	20	1,735	1,958	1,064
Customers	21	32,052	31,143	7,818
Marketable debt securities	22	5,371	5,427	5,454
Other financial liabilities	24	—	—	—
Memorandum items: subordinated liabilities	23	—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST		1,468,703	1,423,858	1,349,169
Deposits		1,125,308	1,111,887	1,078,587
Central banks	20	48,782	76,952	139,757
Credit institutions	20	81,246	68,582	52,235
Customers	21	995,280	966,353	886,595
Marketable debt securities	22	303,208	274,912	240,709
Other financial liabilities	24	40,187	37,059	29,873
Memorandum items: subordinated liabilities	23	30,912	25,926	26,196
HEDGING DERIVATIVES	36	7,656	9,228	5,463
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	55	(117)	248
LIABILITIES UNDER INSURANCE CONTRACTS	15	17,799	16,426	18,560
PROVISIONS	25	8,441	8,149	9,583
Pensions and other post-retirement obligations		2,225	2,392	3,185
Other long term employee benefits		880	950	1,242
Taxes and other legal contingencies		2,715	2,074	1,996
Contingent liabilities and commitments		702	734	733
Other provisions		1,919	1,999	2,427
TAX LIABILITIES		9,932	9,468	8,649
Current tax liabilities		3,846	3,040	2,187
Deferred tax liabilities	27	6,086	6,428	6,462
OTHER LIABILITIES	26	17,598	14,609	12,698
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—
TOTAL LIABILITIES		1,692,821	1,637,074	1,498,782

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2023, 2022 AND 2021
EUR million

EQUITY	Note	2023	2022	2021
SHAREHOLDERS´ EQUITY	30	130,443	124,732	119,649
CAPITAL	31	8,092	8,397	8,670
Called up paid capital		8,092	8,397	8,670
Unpaid capital which has been called up		—	—	—
SHARE PREMIUM	32	44,373	46,273	47,979
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL	34	720	688	658
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		720	688	658
OTHER EQUITY	34	195	175	152
ACCUMULATED RETAINED EARNINGS	33	74,114	66,702	60,273
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(5,751)	(5,454)	(4,477)
Reserves or accumulated losses in joint venture investments		1,762	1,553	1,572
Others		(7,513)	(7,007)	(6,049)
(-) OWN SHARES	34	(1,078)	(675)	(894)
PROFIT OR LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		11,076	9,605	8,124
(-) INTERIM DIVIDENDS	4	(1,298)	(979)	(836)
OTHER COMPREHENSIVE INCOME OR LOSS	29	(35,020)	(35,628)	(32,719)
Items that will not be reclassified to profit or loss		(5,212)	(4,635)	(4,241)
Items that may be reclassified to profit or loss		(29,808)	(30,993)	(28,478)
NON-CONTROLLING INTEREST	28	8,818	8,481	10,123
Other comprehensive income or loss		(1,559)	(1,856)	(2,104)
Other items		10,377	10,337	12,227
TOTAL EQUITY		104,241	97,585	97,053
TOTAL LIABILITIES AND EQUITY		1,797,062	1,734,659	1,595,835
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loan commitments granted		279,589	274,075	262,737
Financial guarantees granted		15,435	12,856	10,758
Other commitments granted		113,273	92,672	75,733
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated balance sheet as of 31 December 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021
EUR million

	(Debit) Credit
	Note	2023	2022	2021
Interest income	38	105,252	71,430	46,463
Financial assets at fair value through other comprehensive income		5,995	5,479	2,582
Financial assets at amortized cost		77,701	59,214	40,471
Other interest income		21,556	6,737	3,410
Interest expense	39	(61,991)	(32,811)	(13,093)
Interest income/(charges)		43,261	38,619	33,370
Dividend income	40	571	488	513
Income from companies accounted for using the equity method	13	613	702	432
Commission income	41	16,321	15,867	13,812
Commission expense	42	(4,264)	(4,077)	(3,310)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	43	96	149	628
Financial assets at amortized cost		(3)	34	89
Other financial assets and liabilities		99	115	539
Gain or losses on financial assets and liabilities held for trading, net	43	2,322	842	1,141
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		2,322	842	1,141
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	43	204	162	132
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		204	162	132
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	43	(93)	968	270
Gain or losses from hedge accounting, net	43	63	74	(46)
Exchange differences, net	44	41	(542)	(562)
Other operating income	45	1,104	1,510	2,255
Other operating expenses	45	(2,827)	(2,803)	(2,442)
Income from insurance and reinsurance contracts		460	2,698	1,516
Expenses from insurance and reinsurance contracts		(449)	(2,540)	(1,305)

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021
EUR million

	(Debit) Credit
	Note	2023	2022	2021
Total income		57,423	52,117	46,404
Administrative expenses		(22,241)	(20,918)	(18,659)
Staff costs	46	(13,726)	(12,547)	(11,216)
Other general administrative expenses	47	(8,515)	(8,371)	(7,443)
Depreciation and amortisation cost	16 and 18	(3,184)	(2,985)	(2,756)
Provisions or reversal of provisions, net	25	(2,678)	(1,881)	(2,814)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(12,956)	(10,863)	(7,407)
Financial assets at fair value through other comprehensive income		(44)	(7)	(19)
Financial assets at amortized cost	10	(12,912)	(10,856)	(7,388)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	—	—	—
Impairment or reversal of impairment on non-financial assets, net		(237)	(239)	(231)
Tangible assets	16	(136)	(140)	(150)
Intangible assets	17 and 18	(73)	(75)	(71)
Others		(28)	(24)	(10)
Gain or losses on non-financial assets and investments, net	48	313	12	53
Negative goodwill recognized in results		39	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	49	(20)	7	(43)
Operating profit/(loss) before tax		16,459	15,250	14,547
Tax expense or income from continuing operations	27	(4,276)	(4,486)	(4,894)
Profit/(loss) from continuing operations		12,183	10,764	9,653
Profit/(loss) after tax from discontinued operations	37	—	—	—
Profit/(loss) for the year		12,183	10,764	9,653
Profit/(loss) attributable to non-controlling interests	28	1,107	1,159	1,529
Profit/(loss) attributable to the parent		11,076	9,605	8,124
Earnings/(losses) per share
Basic	4	0.654	0.539	0.438
Diluted	4	0.651	0.537	0.436
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated income statement for the year ended 31 December 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021
EUR million
	Note	2023	2022	2021
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR		12,183	10,764	9,653
OTHER RECOGNISED INCOME AND EXPENSE		614	(2,660)	(220)
Items that will not be reclassified to profit or loss	29	(964)	(399)	754
Actuarial gains and losses on defined benefit pension plans		(1,038)	(56)	1,567
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(5)	17	(1)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(162)	(497)	(171)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	36	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(29)	18	117
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		29	(18)	(117)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(120)	88	(99)
Income tax relating to items that will not be reclassified		361	49	(542)
Items that may be reclassified to profit or loss	29	1,578	(2,261)	(974)
Hedges of net investments in foreign operations (effective portion)	36	(1,888)	(2,467)	(1,159)
Revaluation gains (losses)		(1,888)	(2,467)	(1,159)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Exchanges differences		1,017	3,658	3,082
Revaluation gains (losses)		1,009	3,658	3,082
Amounts transferred to income statement		8	—	—
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	2,592	(3,016)	(938)
Revaluation gains (losses)		(30)	(1,762)	(1,739)
Amounts transferred to income statement		2,622	(1,254)	801
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Hedging instruments (items not designated)	36	—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Debt instruments at fair value with changes in other comprehensive income		858	(2,086)	(3,250)
Revaluation gains (losses)	29	852	(2,591)	(3,063)
Amounts transferred to income statement		6	(99)	(545)
Other reclassifications		—	604	358
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		19	85	19
Income tax relating to items that may be reclassified to profit or loss		(1,020)	1,565	1,272
Total recognised income and expenses for the year		12,797	8,104	9,433
Attributable to non-controlling interests		1,401	1,410	1,255
Attributable to the parent		11,396	6,694	8,178
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2022	8,397	46,273	688	175	66,702
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2023	8,397	46,273	688	175	66,702
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(305)	(1,900)	32	20	7,412
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(305)	(1,900)	—	—	—
Dividends	—	—	—	—	(963)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,375
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(60)	—
Others increases or (-) decreases in equity	—	—	32	80	—
Balance at 31 December 2023	8,092	44,373	720	195	74,114
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
—	—	—	11,076	—	320	294	1,107	12,797
—	(297)	(403)	(9,605)	(319)	288	3	(1,067)	(6,141)
—	—	—	—	—	—	—	1	1
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	305	1,900	—	—	—	—	—	—
—	—	—	—	(1,298)	—	—	(748)	(3,009)
—	—	(3,109)	—	—	—	—	—	(3,109)
—	13	806	—	—	—	—	—	819
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(37)	—	(9,605)	979	288	3	(3)	—
—	—	—	—	—	—	—	(364)	(364)
—	—	—	—	—	—	—	—	(60)
—	(578)	—	—	—	—	—	47	(419)
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021
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
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2023.

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2023, 2022 AND 2021
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

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2023.

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2023, 2022 AND 2021
EUR million
	Note	2023	2022	2021
A. CASH FLOWS FROM OPERATING ACTIVITIES		5,015	27,706	56,691
Profit or loss for the year		12,183	10,764	9,653
Adjustments made to obtain the cash flows from operating activities		26,948	23,970	21,363
Depreciation and amortisation cost		3,184	2,985	2,756
Other adjustments		23,764	20,985	18,607
Net increase/(decrease) in operating assets		74,982	108,774	27,258
Financial assets held-for-trading		18,332	30,837	2,064
Non-trading financial assets mandatorily at fair value through profit or loss		286	218	969
Financial assets at fair value through profit or loss		874	(7,083)	(32,746)
Financial assets at fair value through other comprehensive income		(4,470)	(22,358)	(9,152)
Financial assets at amortized cost		60,525	105,618	73,181
Other operating assets		(565)	1,542	(7,058)
Net increase/(decrease) in operating liabilities		46,080	107,244	56,945
Financial liabilities held-for-trading		5,450	29,533	(1,386)
Financial liabilities designated at fair value through profit or loss		(11)	27,705	(11,528)
Financial liabilities at amortized cost		40,138	55,595	79,114
Other operating liabilities		503	(5,589)	(9,255)
Income tax recovered/(paid)		(5,214)	(5,498)	(4,012)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(5,366)	(3,898)	(3,715)
Payments		15,056	11,776	11,669
Tangible assets	16	11,446	9,066	10,015
Intangible assets	18	2,197	1,774	1,388
Investments	13	139	152	126
Subsidiaries and other business units		1,274	784	140
Non-current assets held for sale and associated liabilities		—	—	—
Other payments related to investing activities		—	—	—
Proceeds		9,690	7,878	7,954
Tangible assets	16	7,074	5,558	6,382
Intangible assets	18	—	—	—
Investments	13	814	533	672
Subsidiaries and other business units		885	734	6
Non-current assets held for sale and associated liabilities	12	917	1,053	894
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(2,058)	(9,964)	(1,322)
Payments		10,187	10,665	7,741
Dividends	4	2,261	1,848	1,313
Subordinated liabilities	23	2,931	2,291	2,684
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		3,109	2,050	1,645
Other payments related to financing activities		1,886	4,476	2,099
Proceeds		8,129	701	6,419
Subordinated liabilities	23	7,007	119	5,340
Issuance of own equity instruments		—	—	—
Disposal of own equity instruments		825	573	854
Other proceeds related to financing activities		297	9	225

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2023, 2022 AND 2021
EUR million
	Note	2023	2022	2021
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(322)	(1,460)	5,196
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(2,731)	12,384	56,850
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		223,073	210,689	153,839
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		220,342	223,073	210,689
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		8,621	8,929	8,142
Cash equivalents at central banks		199,932	200,830	193,102
Other financial assets		11,789	13,314	9,445
Less, bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		220,342	223,073	210,689
In which, restricted cash		—	—	—

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Notes to the consolidated financial statements

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Banco Santander, S.A., and Companies composing Grupo Santander
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended 31 December 2023.
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
At 31 December 2023, Grupo Santander consisted of 762 subsidiaries of Banco Santander, S.A. In addition, other 165 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).
Grupo Santander consolidated financial statements for 2021 were approved by the shareholders at the group´s annual general meeting on 1 April 2022. Grupo Santander consolidated financial statements for 2022 were approved by the shareholders at the group´s annual general meeting on 31 March 2023. The Group's 2023 consolidated financial statements, the financial statements of the parent and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, Banco Santander board of directors considers that the aforementioned financial statements will be approved without any significant changes.
b) Basis of presentation of the consolidated financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS').
In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, on Public and Confidential Financial Reporting Standards and Financial Statement Formats and the following regulations.
Particularly, during 2023 and 2021, the Bank of Spain published Circulars 1/2023 of 24 February of 2023, and 6/2021 of 22 December of 2021, amending Circular 4/2017 of 27 November to credit institutions on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
Grupo Santander consolidated financial statements for 2023 were authorised by the Bank's directors (at the board meeting on 19 February 2024) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in note 2, accordingly, they present fairly the Group's equity and financial position at 31 December 2023, 2022 and 2021 and the consolidated results of its operations and the consolidated cash flows in 2023, 2022 and 2021. These consolidated annual accounts have been prepared on the basis of the accounting records held by Banco Santander and by each of the other companies of the Group, and include the adjustments and reclassifications required to standardise the accounting policies and valuation criteria applied by Grupo Santander. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board ('IFRS – IASB' and together with IFRS adopted by the European Union, 'IFRS'.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Adoption of new standards and interpretations issued
The following modifications came into force and were adopted by the European Union in 2023:
•IFRS 17 Insurance Contracts and amendments to IFRS 17: new general accounting standard for insurance contracts, which includes the recognition, measurement, presentation and disclosure of information. Insurance contracts combine financial and service provision features that, in many cases, generate variable long-term cash flows. To properly reflect these characteristics, IFRS 17 combines the measurement of future cash flows with the recording of the result of the contract during the service provision period, presents separately the financial results from the results for the provision of the service and allows entities, through the choice of an accounting policy option, to recognize the financial results in the income statement or in other comprehensive income. Applicable retrospectively from 1 January 2023.
The Group has carried out a project to implement IFRS 17 with all affected Group entities and concluded the analysis of the effects of this new standard without having identified any material impact on its consolidated financial statements due to the effects of the first application of standard, except for a reclassification of the balance sheet to the heading 'Liabilities covered by insurance or liabilities under insurance contracts' (see note 1.d).
The most significant aspects of the insurance policy established by the Group are detailed in note 2.i.
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
•The amendments to IAS 12 Income Taxes require companies to:
(i) recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:
–Right-of-use assets and lease liabilities.
–Decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.
The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate. Applicable from 1 January 2023.
(ii) the second amendment applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendment includes the mandatory and temporary exception to the recognition and breakdown of deferred tax assets and liabilities derived from said Pillar Two model rules (applicable from the date of publication of the amendment and retrospectively) and establishes additional information requirements:
- If the tax law has entered into force, the related tax expense will be disclosed separately.
- If the tax law is enacted or substantially enacted but has not yet entered into force, reasonably estimable qualitative and quantitative information will be disclosed that helps users of financial information understand the entity's exposure to the rules of the Pillar two model.
The Group applies the exception to the recognition and disclosure of assets and liabilities for deferred taxes in relation to Pillar two taxes, in accordance with the amendments to the IAS 12. However, since Pillar two legislation is not in force at the reporting date of these consolidated annual accounts, Grupo Santander does not have the corresponding exposure to current tax. However, at the end of fiscal year 2023, there are geographies with tax laws for the implementation of substantially enacted Pillar two model rules that have not come into force, including the information required in note 27.f.
The application of the aforementioned amendments to accounting standards and interpretations did not have any material effects on Grupo Santander consolidated financial statements.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Likewise, at the date of approval of these consolidated annual accounts, the following standards which effectively came into force have effective dates after 31 December 2023:
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
Likewise, an additional amendment to IAS 1 on the classification of liabilities with covenants as current or non-current has been approved, specifying that covenants that must be complied with after the reporting date do not affect the classification of liabilities and require additionally their respective breakdowns.
It must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. It will apply from 1 January 2024.
Finally, at the date of approval of these consolidated annual accounts, the following standards which effectively come into force after 31 December 2023 had not yet been adopted by the European Union:
•IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Additional disclosures are required for companies entering into supplier financing arrangements. The objective of the new disclosures is to provide information on Supplier Finance Arrangements (SFA) that allows investors to evaluate the effects on an entity's liabilities, cash flows and liquidity risk exposure. These modifications will be applicable from 1 January 2024.
•IAS 21 Effects of changes in foreign currency exchange rates: IAS 21 established the requirements to apply when there is a temporary lack of interchangeability between two currencies, but did not give indications when this situation was not temporary. Given this scenario, IAS 21 has been modified establishing the criteria to identify these situations, specifying how entities should estimate the spot exchange rate, the methodologies and data to be considered, as well as the associated disclosure requirements. It will be applicable from 1 January 2025.
Grupo Santander is currently analyzing the possible effects of these new standards and interpretations, and unless expressly indicated otherwise, no significant impacts are expected from their application.
All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2023 were applied in the preparation of these consolidated annual accounts.
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
In the consolidated financial statements estimates were occasionally made by the senior management of Grupo Santander in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:
•The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see notes 6, 7, 10, 12, 13, 16, 17, 18 and 54).
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
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario resulting from the complex geopolitical situation, the levels of inflation and interest rates, as well as the resilience of the labour market being a priority monitoring focus due to the potential uncertainty generated in the Group's estimates.
For this reason, the Management of the Group has particularly evaluated the uncertainties caused by the current environment in relation to credit, liquidity and market risk, taking into account the best information available, to estimate the impact on the provisions for impairment of the credit portfolio, on the rates of interest, and in the valuation of debt instruments, developing in the notes the main estimates made during the period ended December 31, 2023 (see notes 10, 17, 50 and 54).

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Although these estimates have been made on the basis of the best information available at the end of the year 2023, and considering information updated at the date of preparation of these consolidated annual accounts, it is possible that events that may take place in the future may make it necessary to modify them (upwards or downwards) in the coming years, which would be done, if appropriate, in a prospective manner, recognising the effects of the change in estimate in the corresponding consolidated income statement.
d) Information relating to 2022 and 2021
In accordance with the information contained in note 1.b regarding the first application of IFRS17, it has been restated the balance sheet information relating to "Liabilities under insurance contracts" corresponding to the years closed on 31 December 2022 and 2021, recorded at 1 January 2023, of a portfolio of products for an amount of approximately EUR 16 billion at 31 December 2022 (EUR 18 billion at 31 December 2021), derived from the different treatment that this new standard establishes for the components of an insurance contract.
Additionally, the segment information corresponding to the year ended 31 December 2021 was restated for comparative purposes. In accordance with the Group's organizational structure, as required by IFRS 8 (see note 52).
In order to interpret the changes in the balances with respect to 31 December 2023, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by Grupo Santander in view of its geographic diversity (see note 52.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2023, based on the exchange rates at the end of 2023: Mexican peso (11.31%), US dollar (-3.40%), Brazilian real (5.31%), Argentine peso (-78.84%), Sterling pound (2.19%), Chilean peso (-5.80%), and Polish zloty (7.86%); as well as the evolution of the comparable average rates: Mexican peso (10.30%), US dollar (-2.77%), Brazilian real (0.43%), Sterling pound (-1.96%), Chilean peso (1.13%) and Polish zloty (3.20%).
e) Capital management
i. Regulatory and economic capital
Credit institutions must meet a number of minimum capital and liquidity requirements. These minimum requirements are governed by the European Capital Requirements Regulation (hereinafter CRR) and the Capital Requirements Directive (hereinafter CRD).
On 27 October of 2021, the European Commission published the draft of a review of European banking legislation: CRR and CRD. At 8 November 2022, the European Council's proposal was published, and at 24 January 2023, that of the European Parliament. Throughout 2023, progress was made in the discussions on the new texts that will be approved in the first months of the year and their publication is expected to occur between the months of April and May 2024.
The update of the banking package pursues, on the one hand, the implementation of the final Basel III reforms and, on the other hand, strengthening the harmonization of banking supervision in the European Union (EU).
The Basel III final reform, which was agreed at the end of 2017, aims to introduce greater sensitivity in standardised metrics, reduce variability in risk-weighted assets at banks using internal models when calculating requirements and facilitate comparability among banks. Specifically, they propose changes concerning, among other matters, key risk factors, standardised credit risk, internal models, the output floor and operational risk.
The goal of achieving stronger supervision and protection of financial stability is expressed in a series of provisions concerning fit-and-proper requirements, extending the scope by revising certain definitions and additions on establishing third-country branches in the EU in order to achieve greater harmonisation of rules and better supervision of these type of entities.
The new CRR/CRD regulations are generally expected to apply from 1 January 2025, although there will be certain provisions for which an earlier application is foreseen, such as requirements on own funds for cryptoasset exposures.
In addition, during the month of December the EBA, in order to comply with the mandates given in the new banking package, published a consultation to amend some aspects of the Pillar III disclosure framework specifically, the changes include new disclosure requirements on output floor and credit valuation adjustment (CVA) risk and amendments to existing disclosure requirements on credit risk and market risk. Following this consultation, the final text proposal will be submitted to the European Commission in June 2024.
On the other hand, the EBA also published the consultation on the Pillar III Data Hub, which aims to respond to one of the requirements established by the new CRR, to centralise institutions’ prudential disclosures and make prudential information readily available through a single electronic access point on the EBA website. This initiative will facilitate access, usability and comparability of prudential information by all interested users, strengthening the transparency and market discipline of the EU banking sector and further contributing to the soundness of the European financial system.
With regard to the resolution framework, institutions must have an adequate funding structure to ensure that, in the event of financial distress, the institution has sufficient liabilities to absorb losses in order to recover its position or be resolved, while ensuring the protection of depositors and financial stability. For this purpose, global systemically institutions must therefore meet several minimum loss-absorbing requirements, named Total Loss-Absorbing Capacity (TLAC) and Minimum Requirement for own funds and Eligible Liabilities (MREL), which are regulated by the CRR and by the Bank Recovery and Resolution Directive (BRRD).

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

On 25 October 2022, the regulation on the prudential treatment for global systemically important banks was published. This modified both the CRR and the BRRD (Bank Recovery and Resolution Directive) as regards prudential treatment of global systemically important banks (G-SIBs) with a multiple point of entry (MPE) resolution strategy, as well as the methods for indirect underwriting of eligible instruments (Daisy Chains) to meet the minimum requirement for own funds and eligible liabilities. This Regulation, known as the 'Quick Fix', covers the following two objectives:
•The inclusion in BRRD and CRR of references to third countries subsidiaries to adjust the deduction for the holding of TLAC instruments issued from subsidiaries in third countries based on the excess TLAC/MREL existing in those subsidiaries, as well as the adjustment where the sum of the requirements for own funds and eligible liabilities of G-SIBs under an MPE strategy are higher than the theoretical requirements for the same group under a single point of entry (SPE) strategy. That is, the latter adjustment is based on a comparison between the two possible resolution strategies.
Additionally, for those subsidiaries in jurisdictions without a resolution regime in place, the Regulation provides for a transitional period until 31 December 2024. During this transitional period the institutions may adjust the deductions based on the excesses above the capital requirements in subsidiaries in third countries, if they meet certain requirements.
•Inclusion of a deduction scheme for MREL instrument holdings through entities of the same resolution group other than the resolution entity. This Regulation sets a deduction for the intermediate entity (Daisy Chains) that repurchases instruments, and, as there is such a deduction, the intermediate entity is obliged to issue the same amount as it is repurchasing, transferring the internal MREL needs to the resolution entity that will cover it with external MREL.
This Regulation is applicable since the 14 November 2022, except for the provisions relating to Daisy Chains, which apply since the 1 January 2024.
As regards Deposit Guarantee Schemes (DGSs), these are regulated by the Deposit Guarantee Schemes Directive (DGSD), which has not undergone any significant changes since its publication in 2014. The Directive aims to harmonise the DGSs of the Member States, thus ensuring stability and balance in the various different countries. It creates an appropriate framework for depositors to have better access to DGSs through clear scope of coverage, shorter repayment periods, better information and robust funding requirements. This Directive is transposed into Spanish law by Royal Decree 2606/1996, with additional amendments set forth in Royal Decree 1041/2021.
To ensure that eligible deposits are covered, the DGSs collect available financial means through contributions from their members which are performed at least once a year; being the target level of 0.8% of the covered deposits amount as of the 3 July 2024. Annual contributions are determined depending on the covered deposits and the risk profile faced by the institutions which are members of each DGS. The method for calculating contributions is set out in the EBA Guidelines (EBA/GL/2023/02).
In addition to the DGS, the Single Resolution Board (SRB) has built up the Single Resolution Fund (SRF) with annual contributions from banks and investment firms since 2016. The target level of this fund is 1% of covered deposits and the contributions to be made by members are calculated by the SRB based on euro area banks balance sheets and risk profiles. It has recently been officially announced that during 2024 the SRB will not issue a call for contributions to the SRF.
Lastly, on 18 April 2023, the European Commission published its proposal to review the Crisis Management and Deposit Insurance (CMDI) framework. Specifically, several proposals have been submitted:
•Early intervention measures, conditions for resolution and funding for the resolution measure;
•The scope of deposit coverage, use of funds of the deposit guarantee schemes, cross-border cooperation and transparency, and
•Certain aspects of the minimum requirement for own funds and eligible liabilities.
These proposals imply amending regulations such as:
•CRR,
•BRRD,
•Single Resolution Mechanism Regulation (SRMR), which establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism (SRM) and a Single Resolution Fund (SRF).
•Deposit Guarantee Schemes Directive (DGSD).
Additionally, Regulation 241/2014, which establishes the system applicable to prior authorisation to reduce own funds and establishes requirements on eligible liability instruments, was amended in April 2023. Firstly, this amendment extends the need to request approval to be able to reduce, buy back or redeem eligible liabilities; which until April 2023 was limited to own funds. Secondly, additional amendments were made, such as the creation of a new concept of prior general approval to buy back own funds and eligible liability instruments, as well as extending the period granted to the Supervisor and/or Resolution Authority, where appropriate, from 3 months to 4 months.
As regards prudential scope in the field of sustainability, the CRR mandated the EBA to evaluate whether specific prudential analysis of environmental and social risks was appropriate, prior to consulting the European Systemic Risk Board (ESRB). In the last quarter of 2023, both institutions published their respective reports on how existing micro and macroprudential tools can be used to manage environmental and social risks. In its own publication, the EBA made short-term recommendations to expedite integration of the environmental and social risks into the prudential framework, while recommending further work that could lead to a more comprehensive review of the framework.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

At the international level, and particularly as regards reporting obligations on climate risks, it is important to note that the Basel Committee published a consultation paper at the end of 2023 proposing a series of qualitative and quantitative requirements that should be disclosed in entities' Pillar III reports. In this document, the Committee acknowledges that precise, consistent and quality climate data is still evolving, yet the Committee believes that the disclosure requirements will expedite the availability of said information and will facilitate banks' prospective risk assessments.
In parallel with the sustainable agenda, at the Digital level, the Basel Committee that sets the standards for prudential regulation of the banking sector and which published its principles on the prudential treatment of these exposures in 2022, has opened a consultation to propose specific adjustments to its standard on the prudential treatment of banks' cryptoasset exposures with the purpose of incorporating the developments that these products have undergone in the market. In addition, Basel also published a consultation on future disclosure requirements for banks' on-balance sheet exposures to cryptoassets at the end of 2023. Market discipline, also with regard to new products such as cryptoassets, will undoubtedly continue to be a focus of dialogue between regulators and the industry.
At 31 December 2023 Grupo Santander met the minimum
capital requirements established by current legislation (see note 54.d).
f) Environmental impact
In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results (see note 54.a).
g) Events after the reporting period
In accordance with the agreement reached by the March 2023 general shareholders’ meeting, on 30 January 2024 the board of directors has approved a capital reduction of EUR 179,283,743.50 through the redemption of 358,567,487 shares (representing approximately 2.22% of the share capital), acquired in the first share buyback program of 2023, with which the share capital has been set at EUR 7,912,789,286, represented by 15,825,578,572 shares.

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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Translation of functional currencies to euros
The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:
-Assets and liabilities, at the closing rates.
-Income and expenses, at the average exchange rates for the year.
-Equity items, at the historical exchange rates.
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
Inflation during 2023, to the national consumer price index published by the National Statistics and Census Institute, was 211.2% for the year (94.8% at 31 December 2022). The exchange rate at 31 December 2023 has been of 893.63 Argentine pesos per euro (189.12 Argentine pesos per euro at 31 December 2022).
At 31 December 2023, no other country in which the consolidated and associated entities of Grupo Santander are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by the International Financial Reporting Standards adopted by the European Union.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The estimated effect on the consolidated equity attributable to Grupo Santander and on consolidated profit and loss account of a 1% appreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2023	2022	2021	2023	2022	2021
US dollar	(136.9)	(146.0)	(133.3)	(3.4)	(4.4)	(8.6)
Chilean peso	(35.3)	(14.8)	(11.4)	(2.3)	(2.0)	(2.4)
Pound sterling	(79.1)	(94.7)	(105.9)	(3.1)	(1.5)	(2.3)
Mexican peso	(36.4)	(27.7)	(23.1)	(0.1)	(2.0)	(0.9)
Brazilian real	(175.7)	(100.1)	(80.8)	(6.5)	(5.9)	(15.4)
Polish zloty	(48.8)	(19.8)	(27.5)	—	(1.3)	(1.1)
Argentine peso	(7.5)	(17.1)	(10.7)	(4.2)	(2.1)	(2.5)
Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit and loss account of a 1% depreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2023	2022	2021	2023	2022	2021
US dollar	139.7	148.9	136.0	3.4	4.5	8.8
Chilean peso	36.0	15.1	11.6	2.3	2.1	2.4
Pound sterling	80.7	96.7	108.0	3.1	1.5	2.3
Mexican peso	37.1	28.2	23.6	0.1	2.0	0.9
Brazilian real	179.3	102.1	82.4	6.6	6.0	15.7
Polish zloty	49.8	20.2	28.0	—	1.4	1.1
Argentine peso	7.7	17.4	11.0	4.2	2.2	2.6
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
The estimates used to obtain the foregoing data were performed considering the effects of the changes in the exchange rate in standalone basis not considering the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate variations were kept constant with respect to their positions at 31 December 2023, 2022 and 2021.
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
At 31 December 2023, apart from the structured consolidated entities, Grupo Santander does not control any company in which it maintains a percentage of direct participation in its share capital of less than 50%.
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

2023 Annual report     Contents    Auditor's report
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
In the consolidated financial statements, investments in associates are accounted for using the equity method, with the same criteria applicable to shares in joint ventures.
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
iv. Structured entities
In some cases, Grupo Santander incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes. Those entities are called 'structured entities' and they are characterized by the fact that since the voting, or similar power is not a key factor in deciding who controls the entity. The control is determined by using internal criteria and procedures and taking into consideration the applicable legislation, as described above. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:
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

2023 Annual report     Contents    Auditor's report
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
c) Classification of financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
The following transactions are not treated for accounting purposes as financial instruments:
•Investments in associates and joint ventures (see note 13).
•Rights and obligations under employee benefit plans (see note 25).
•Rights and obligations under insurance contracts (see note 15).
•Contracts and obligations relating to employee remuneration based on own equity instruments (see note 34).
i. Classification of financial assets for measurement purposes
Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Non-current assets held for sale' or they relate to 'Cash, cash balances at central banks and other deposits on demand', 'Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side)', 'Hedging derivatives and Investments', which are reported separately.
Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows.
Grupo Santander business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Group takes into account the following factors:
•How key entity staff are assessed and reported on the performance of the business model and the financial assets held in the business model.
•The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
•How business managers are remunerated.
•The frequency, the calendar and volume of sales in previous years, as well as expectations of future sales and the reasons of the sales.
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
•When contractual clauses that may modify the cash flows of the financial asset exist, the structure of the cash flows before and after the activation of such clauses is analysed, regardless of the probability of occurrence of the contingent event. The evaluation of contractual flows of financial assets with characteristics associated with ESG is included in this analysis.
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
Grupo Santander uses the following criteria for the classification of the financial debt instruments:
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

2023 Annual report     Contents    Auditor's report
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
ii. Classification of financial assets for presentation purposes
Financial assets are classified by nature into the following items in the consolidated balance sheet:
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
•Repurchase agreements and reverse repurchase agreements: Purchases of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted, based on the nature of the debtor, under 'Loans and advances with central banks', 'Loans and advances to credit institutions' or 'Loans and advances to customers. Differences between the purchase and sale prices are recognised as interest over the contract term.
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
iii. Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Liabilities associated with non-current assets held for sale' or they relate to 'Hedging derivatives' or changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.
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

2023 Annual report     Contents    Auditor's report
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
iv. Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
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
•Repurchase agreements and reverse repurchase agreements: Sales of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing received, based on the nature of the creditor, under 'Deposits from central banks', 'Deposits from credit institutions' or 'Customer deposits'. Differences between the purchase and sale prices are recognised as interest over the contract term.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

•The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (PPCC) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.
•Capital perpetual preference shares (PPCA), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortised permanently, totally or partially, in the event that the bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.
•Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as 'Financial assets/liabilities held for trading'.
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
The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2023, there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.
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

2023 Annual report     Contents    Auditor's report
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
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models, described in note 50.c. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

2023 Annual report     Contents    Auditor's report
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
Additionally, certain financial assets and liabilities can be designated as hedging instruments to cover exchange rate risk.
A derivative qualifies for hedge accounting if all the following conditions are met:
1.    The derivative hedges one of the following three types of exposure:
a.Changes in the fair value of assets and liabilities, as well as firm commitments, due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge).
b.Changes in the estimated cash flows arising from assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge).
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
b. In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

c. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in Other comprehensive income – under Items that may be reclassified to profit or loss – Hedging derivatives – Cash flow hedges (effective portion) until the covered element affects the results, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.
d.    In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in Other comprehensive income under Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations until the gains or losses – on the hedged item are recognised in profit or loss.
e.    The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognised directly under 'Gains/losses on financial assets and liabilities (net)' in the consolidated income statement, in Gains or losses from hedge accounting, net.
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
Regarding contractual modifications of financial assets, Grupo Santander has differentiated them into two main categories in relation to the conditions under which a modification leads to the disposal of the financial asset (and the recognition of a new financial asset) and those under which the accounting of the original financial instrument with the modified terms is maintained:

2023 Annual report     Contents    Auditor's report
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
g) Impairment of financial assets
i. Definition
Grupo Santander associates an impairment in the value to financial assets measured at amortised cost, debt instruments measured at fair value with changes in other comprehensive income, lease receivables, assets from contracts and loan commitments and the financial guarantees issued that are not measured at fair value through profit or loss.
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

2023 Annual report     Contents    Auditor's report
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
b)    Collateral guarantees on financial instruments in the form of cash deposits, debt securities or equity instruments issued by creditworthy issuers.
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

2023 Annual report     Contents    Auditor's report
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
These financial instruments may be reclassified to other categories if, as a result of an individualised study, reasonable doubts do not remain about the total repayment under the contractually agreed terms and the client does not have balances of 90 days on material arrears.
In the case of forbearances, instruments classified as doubtful risk may be reclassified to the category of 'normal risk under watchlist' when the following circumstances are present: a minimum period of one year has elapsed from the forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other loan balances of 90 days on material arrears.
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

2023 Annual report     Contents    Auditor's report
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
On the other hand, the methodology required to estimate the expected credit loss due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios, considering a range of three to five possible future scenarios, depending on the characteristics of each unit, which could have an impact on the collection of contractual cash flows, always taking into account the time value of money, as well as all available, reasonable and sustainable information on past events, current conditions and forecasts of the evolution of macroeconomic scenarios that are shown to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), housing price, unemployment rate, etc.).
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
Grupo Santander aligned partially and voluntarily during 2022 the accounting definition of Stage 3, as well as the calculation of impairment provision models, to the New Definition of Default, incorporating the criteria defined by the EBA in its implementation guide of the definition of default, capturing the economic deterioration of the operations (days in default - on a daily basis - and materiality thresholds - minimum amount in arrears). The alignment of criteria was done taking into account the criteria of IFRS 9 as well as the accounting principles of unbiased presentation of financial information. Grupo Santander registered an increase in the default rate at around 19 basis points, with no material impact on the provision figures for credit risk.
In addition, the Group considers the risk generated in all cross-border transactions due to circumstances other than the usual commercial risk of insolvency (sovereign risk, transfer risk or risks arising from international financial activity, such as wars, natural catastrophes, balance of payments crisis, etc.).

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

IFRS 9 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. In order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Group applies these practical solutions adapting them to their own characteristics and circumstances:
–Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase.
–Assets with low credit risk at the reporting date: the Group adopts this practice prioritizing its reduced and punctual use and its systematic and periodic justification through quantitative evidence.
This information is provided in more detail in note 54.b.
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
The different types of effective guarantees have been detailed in section i. Definition
b. Valuation of guarantees
Grupo Santander assesses the guarantees on the basis of their nature in accordance with the following:
•Mortgage guarantees on properties associated with financial instruments, using complete individual valuations carried out by independent valuation experts and under generally accepted valuation standards. If this is not possible, alternative valuations are used with duly documented and approved internal valuation models.
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

2023 Annual report     Contents    Auditor's report
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
h) 'Non-current assets' and 'liabilities associated with non-current assets held for sale'
Non-current assets held for sale' includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.
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
For the purposes of its consideration in initial recognition, the Group obtains, at the time of award, the fair value of the corresponding asset by requesting an appraisal from external valuation agencies.
Grupo Santander has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2023 are as follows: Tinsa Tasaciones Inmobiliarias, S.A.U., Krata Sociedad de Tasación, S.A., Sociedad de Tasación, S.A., Global Valuation, S.A.U., Gesvalt Sociedad de Tasación, S.A. y Valoraciones Mediterraneo, S.A.
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
At 31 December 2023 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 624 million (EUR 631 million at 31 December 2022); however, in accordance with the accounting standards, this unrealised gain could not be recognised.

2023 Annual report     Contents    Auditor's report
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
In the case of real estate assets foreclosed in Spain, which represent 85% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:
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

2023 Annual report     Contents    Auditor's report
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
•Land Valuation model. The methodology followed by the Group regarding land valuation consists of updating the individual reference valuation of each of the land on an annual basis, through updated valuation valuations carried out by independent professionals and following the methodology established in the Order ECO/805/2003, of 27 March, whose main verifications in the case of land valuation, regardless of the degree of urbanisation of the land, correspond to:
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
Grupo Santander applies a discount to the aforementioned reference values that takes into account both the discount on the reference value in the sales process and the estimated costs of marketing or selling the land; discount on reference value = % discount on sales + % marketing costs being:
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

i) Assets under reinsurance contracts and Liabilities under insurance contracts
The Group has prepared the accounting policy that establishes the criteria for recording insurance contracts, in accordance with IFRS 17. This standard defines insurance contracts as contracts under which one party accepts a significant insurance risk from another party by agreeing to compensate the policyholder if a specific uncertain future event negatively affects the policyholder.
IFRS 17 requires a level of aggregation of contracts that the Group identifies in portfolios of contracts with similar risks and that are managed jointly. The Group then divides each portfolio into a minimum of three groups: (i) contracts that are onerous on initial recognition; (ii) contracts that, upon initial recognition, have no significant possibility of subsequently becoming onerous; and (iii) any remaining contract.
For contracts that are considered not to be onerous, a profit margin is recognized in the profit and loss account (referred to as 'Contractual Service Margin' or 'CSM') throughout the period in which the entity performs the service. However, if at the time of initial recognition, or during the period in which the entity performs the service, the contract is onerous, the entity recognizes the loss in the income statement.
Contract limits define the term up to which compliance cash flows must be considered in order to measure an insurance contract. Fulfillment cash flows comprise an unbiased, probability-weighted estimate of future cash flows, a discount adjustment to the present value to reflect the time value of money for monetary and financial risks, and a risk adjustment for non-fulfillment risks. financial. The identification of the contractual limit under IFRS 17 is essential not only for measuring the fulfillment cash flows of a group of contracts, but also for determining the applicable measurement model, in case the contractual limits are identified in a year or more.
Cash flows are within the contractual limit of an insurance contract if they arise from substantial rights and obligations that exist during the reporting period, in which the entity can obligate the insurance policyholder to pay premiums or in which the entity has a substantive obligation to provide services to the insured.
The Group has carried out an analysis of the limits of insurance and reinsurance contracts under IFRS 17, separately, generally applying the General Model (Building Block Approach) to all contracts, except those eligible to be valued by the Simplified Model (Premium Allocation Approach), or the Variable Commission Approach ('VCA' or Variable Fee Approach).
The general model measures a group of contracts as the sum of the fulfillment cash flows and the Contractual Service Margin. The CSM represents benefits not yet recorded that the entity will recognize as providing services under the insurance contract.
Insurance contracts with direct participation apply the VCA as a modified version of the General Model. This should reduce the volatility of results due to the asymmetry between the accounting treatment of the profit and losses of the underlying items attributable to the policyholders and the accounting treatment of the liability owed to those policyholders.
Another aspect considered in measuring the present value of the future cash flows of a group of insurance contracts is the discount rate applied to reflect the time value of money and the financial risks related to those cash flows. The Group has established a generally chosen methodology and guarantees that the calculation components have a homogeneous basis, previously approved by the Group, establishing the base curves provided by the Group and allowing adjustments to these curves based on the expert criteria of each local address.
Likewise, measuring compliance cash flows requires a risk adjustment for non-financial risk. Risk adjustment for non-financial risk is the compensation necessary to withstand uncertainty about the amount and timing of cash flows arising from non-financial risks. If a change in the assumptions occurs, it could affect the income statement or the Other comprehensive income, depending on its nature. The risks covered by the risk adjustment for non-financial risk are insurance risk and other non-financial risks, such as interruption risk and expense risk.
j) Tangible assets
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The annual tangible asset depreciation charge is recognised in the consolidated income statement and are essentially equivalent to the following amortization percentages (determined based on the years of estimated useful life, on average, of the different elements):

Average annual rate
Buildings for own use	2.6%
Furniture	10.3%
Fixtures	10.3%
Office and IT equipment	23.8%
Lease use rights	Less than the lease term or the useful life of the underlying asset
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
k) Accounting for leases
The main aspects contained in the regulation (IFRS 16) adopted by the Group are included below:
When the Group acts as lessee, it recognises a right-of-use asset representing its right to use the underlying leased asset with a corresponding lease liability on the date on which the leased asset is available for use by the Group.
Each lease payment is allocated between liability and finance charge. The finance charge is allocated to the income statement during the term of the lease in such a way as to produce a constant periodic interest rate on the remaining balance of the liability for each year.

2023 Annual report     Contents    Auditor's report
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
Lease payments are discounted using the interest rate implicit in the lease. When this interest rate cannot be obtained, the interest rate used in these cases, is the lessee's incremental borrowing rate at the related date. For this purpose, the entity has calculated this incremental borrowing rate taking as reference the listed debt instruments issued by the Group; in this regard, the Group has estimated different interest rate curves depending on the currency and economic environment in which the contracts are located.
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
l) Intangible assets
Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities.
Only assets whose cost can be measured reliably and it is likely that the consolidated entities obtain future economic benefits are recognised.
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
a.If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

b.If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.
c.The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (CGU) (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.
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
m) Other assets
Other assets' in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:
•Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories include land and other property held for sale in the property development business.
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
n) Other liabilities
'Other liabilities' includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

o) Provisions and contingent liabilities (assets)
When preparing the financial statements of the consolidated entities, Banco Santander’s directors made a distinction between:
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
p) Own equity instruments
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
q) Equity-instrument-based employee remuneration
Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, Grupo Santander recognises in full, at the grant date, the expense for the services received.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

r) Recognition of income and expenses
The most significant criteria used by Grupo Santander to recognise its income and expenses are summarised as follows:
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
s) Financial guarantees
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
t) Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. The investment funds and pension funds managed by the consolidated companies are also not presented in the Group's consolidated balance sheet, as they are owned by third parties.
The commissions generated by these activities are included in the balance of the 'Commission income' chapter of the consolidated profit and loss account.
Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.
u) Post-employment benefits
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

2023 Annual report     Contents    Auditor's report
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
v) Other long-term employee benefits
Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under 'Provisions or reversal of provisions', net, in the consolidated income statement (see note 25).
w) Termination benefits
Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.
x) Income tax
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

2023 Annual report     Contents    Auditor's report
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
Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future. In this regard, no deferred tax liabilities of EUR 394.6 million were recognised in relation to the taxation that would arise from the undistributed earnings of certain Group holding companies, in accordance with the legislation applicable in those jurisdictions.
Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from, in its initial recognition of (i)a business combination, (ii) an operation that does not affect either the tax result or the accounting result or (iii) on the date of the transaction, does not generate deductible and taxable temporary differences for the same amount (in which case assets and deferred tax liabilities). Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.
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
y) Residual maturity periods
In note 51 it is provided an analysis of the maturities of the balances of certain items in the consolidated balance sheet.
Santander Group has recorded as 'time liabilities' those recognised financial liabilities in which the counterparty may require payments.
Likewise, when Grupo Santander has committed to having amounts available at different maturity periods, these amounts have been recorded in the first year in which they may be required.
Additionally, for the financial guarantee contracts issued, the Group has recorded the maximum amount of the financial guarantee issued in the first year in which the guarantee can be executed.
z) Consolidated statement of recognised income and expense
This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.
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
aa) Statement of changes in total equity
This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

ab) Consolidated statement of cash flows
The following terms are used in the consolidated statements of cash flows with the meanings specified:
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
•Investing activities: the acquisition or disposal of long-term assets and other investments not included in cash and cash equivalents.
•Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.
During 2023 Grupo Santander received interest amounting to EUR 101,029 million (EUR 69,282 and EUR 48,081 in 2022 and 2021, respectively) and paid interest amounting to EUR 50,954 million (EUR 23,390 and EUR 12,738 in 2022 and 2021, respectively).
Also, dividends received and paid by the Group are detailed in notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests)
3. Grupo Santander
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
i.Tender offers for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
On 21 October 2022, Banco Santander, S.A. ('Banco Santander') announced that it intends to make concurrent cash tender offers to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander Mexico') in Mexico (Shares) and United States (American Depositary Shares ('ADSs')) which were not owned by Grupo Santander, which amount to approximately 3.76% of Santander Mexico’s share capital.
The offers were launched on 7 February 2023 and were originally scheduled to close on 8 March 2023. On 1 March 2023, Banco Santander announced its decision to extend the expiration date of the offers so that they could be concluded on 10 April 2023. Finally, after the offers' closing, 3.6% of the capital accepted the offer, which raised the Group's stake in Santander México from 96.2% to 99.8%.will be settled on 13 March 2023.
Shareholders who participated in the offerings received 24.52 Mexican pesos (approximately EUR 1.20) per Share and USD 6.6876 in cash for each ADS (i.e., the equivalent in United States dollars of 122.6 Mexican pesos in cash for each ADS at the US dollar/Mexican peso exchange rate on the expiration date of 10 April 2023),which corresponded to the book value of the Santander México share according to the quarterly report of Santander México corresponding to the fourth quarter of the year 2022 in accordance with applicable legislation, with a total disbursement by Banco Santander of approximately EUR 300 million.
The operation has led to an increase of EUR 13 million in Reserves and a decrease of EUR 313 million in minority interests.
Once the offers were concluded and settled, Banco Santander proceeded to: (i) withdraw the ADSs from the listing on the New York Stock Exchange (“NYSE”) and the Shares from the registry before the Securities and Exchange Commission ('SEC') in the United States and; (ii) cancel the registration of the Shares in the National Securities Registry of the National Banking and Securities Commission ('CNBV'') and withdraw the listing of the Shares in the Mexican Stock Exchange, S.A.B. de C.V. ('BMV').

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Said cancellation was approved by the extraordinary general shareholders' meeting of Santander México held on 30 November 2022, with the favourable vote of the holders of the shares that represent more than 95% of the shares of Santander Mexico, as required by the Mexican Securities Market Law.
Pursuant to Mexican law, on 12 May 2023, Banco Santander and Santander México established a trust (the “Repurchase Trust”), to which the holders of the Shares that remain outstanding after the conclusion of the offers, to sell said Shares to the repurchase trust, at the same cash price that would have been paid to them in the Mexican offer with respect to the same. At the end of the year, said trust has already been liquidated and the Group's effective participation amounts to 99.98%.
Likewise, on 26 March 2021, Banco Santander, S.A. announced its intention to make a tender offer for all shares of Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander México') that were not owned by Grupo Santander (8.3% of the share capital of Santander México at that time). The announcement was subsequently supplemented by other publications on 24 May, 8 June and 28 October 2021, in which amendments to some of the terms of the offer were announced.
The offer was finally launched on 3 November 2021 and was settled on 10 December. Banco Santander accepted all of the Santander Mexico Shares and Santander Mexico American Depositary Share (ADS) (securities listed on the New York Stock Exchange, each represented 5 shares of Santander Mexico) tendered and not withdrawn representing approximately 4.5% of the share capital of Santander México. After the transaction, Grupo Santander held approximately 96.2% of Santander México share capital.
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
ii. Agreement to acquire a significant holding in Ebury Partners Limited
On 28 April 2020, the investment announced on 4 November 2019 in Ebury, a payments and foreign exchange platform for SMEs, was completed. The transaction involved a total disbursement of GBP 357 million (approximately EUR 409 million) of which GBP 70 million (approximately EUR 80 million) was for new shares. By the end of 2019, the Group had already acquired 6.4% of the company for GBP 40 million (approximately EUR 45 million). Following the disbursement made in April 2020, which gave the Group 50.38% of the economic rights of the company, without the conditions to obtain control being met, this interest was recorded under 'Investments - Associated entities' in the consolidated balance sheet.
In April 2022 Grupo Santander acquired a new package of shares for GBP 113 million (approximately EUR 135 million) and subscribed in full to a new capital increase, paying an additional GBP 60 million (approximately EUR 72 million). Following these transactions, the Group holds 66.54% of the economic rights and control of the company.
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
iv. Acquisition of Amherst Pierpont Securities LLC, a US fixed-income broker dealer
On 15 July 2021, Santander Holdings USA, Inc. (SHUSA), reached an agreement to acquire Amherst Pierpont Securities LLC, a market-leading independent fixed-income and structured products broker dealer, through the acquisition of its parent holding company, Pierpont Capital Holdings LLC, for a total consideration of approximately USD 450 million (around EUR 405 million). The operation was closed on 11 April 2022 once the pertinent regulatory approvals have been obtained. Immediately after the acquisition, SHUSA has lent financing to the company for an amount of USD 163 million (approximately EUR 147 million), which the company will use to cancel debt with third parties. Amherst Pierpont Securities LLC will become part of Santander Corporate & Investment Banking, Global business line.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The business combination meant the recognition of a goodwill of EUR 158 million and EUR 24 million of intangible assets (mainly relationships with customers) identified in the purchase price allocation, without other relevant value adjustments to net assets of the business.
The amount contributed by this business to the group net attributable profit since the date of acquisition is not material. Similarly, the result that this business would have brought to the group if the transaction had been carried out on 1 January 2022 is also immaterial.
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
i. Offshore subsidiaries
At the reporting date, Grupo Santander has only one subsidiary resident in Jersey, Abbey National International Limited, with activity of services, immaterial losses and no employees as of December 2023.
ii. Offshore branches
Grupo Santander also has three offshore branches in the Cayman Islands, the Isle of Man and Jersey. They report to, and consolidate balance sheets and income statements with, their foreign headquarters. They are taxed either with their headquarters (the Cayman Islands branch in Brazil) or in the territories they are located in (Jersey and Isle of Man, pertain to the UK).
These three offshore branches have a total of 166 employees as of December 2023.
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
The European Union (EU)
As of October 2023, the EU blacklist comprises 16 jurisdictions where Santander is only present in The Bahamas. In this jurisdiction, Santander has one bank without third-party activity, Santander Bank & Trust Ltd., and one branch of the Swiss bank Banco Santander International SA. These entities have a total of 26 employees as of December 2023.
In 2023, one subsidiary residing in The Bahamas moved its domicile to Spain.

Additionally, the EU grey list comprises 14 jurisdictions which have sufficiently committed to adapt their legislation to international standards, subject to monitoring by the EU. Within these jurisdictions, Santander is mainly present in Hong Kong through a branch.
Organization for Economic Cooperation and Development (OECD)
Grupo Santander is not present in any jurisdictions non-compliant with both OECD standards on transparency and exchange of information for tax purposes (Automatic exchange of information standard -AEOI- and Exchange of information on request standard -EOIR-) according to the last annual report of the OECD Global forum on transparency and exchange of information for tax purposes released in November 2023.
However, the Group is present in The Bahamas and Chile. Although these territories have complete legal and regulatory frameworks in place for the application of the AEOI standard, they need to improve the effectiveness of this standard.
The Group's presence in offshore territories at the end of 2023 is as follows:

Presence of the Group in non-cooperative jurisdictions[a]	Spanish legislation		Council of the EU blacklist		OECD[b]
	Sub.	Branch	Sub.	Branch	Sub.	Branch
Jersey	1	1
Isle of Man		1
Cayman Islands		1
The Bahamas			1	1
2023[c]	1	3	1	1	—	—
2022	1	3	2	1	—	—
aAdditionally, there is one subsidiary constituted in Guernsey and one in Bermuda, but residents for tax purposes in the UK.
bJurisdictions non-compliant with both OECD standards on transparency and exchange of information for tax purposes (AEOI and EOIR). Jersey, the Isle of Man and the Cayman Islands continue to fully comply with both OECD standards.
cIn 2023, one subsidiary residing in The Bahamas moved its domicile to Spain.

Grupo Santander has the right mechanisms (risk management, supervision, verification and review plans, and regular reporting) to prevent reputational, tax and legal risk in entities resident in non-cooperative jurisdictions. Grupo Santander also maintains its policy of limiting and reducing its presence in non-cooperative jurisdictions when possible.
PwC (PricewaterhouseCoopers) member firms audited the financial statements of Grupo Santander’s offshore entities in 2023, 2022 and 2021.

2023 Annual report     Contents    Auditor's report
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

EUR million
To dividends	2,769
Dividend paid at 31 DecemberA	1,298
Complementary dividendB	1,471
To voluntary reservesC	6,470
Net profit for the year	9,239
A.Total amount paid as interim dividend, at the rate of EUR 8.10 fixed cents per eligible share (recorded in 'Shareholders' equity - Interim dividends').
B.Fixed complementary dividend of EUR 9.50 gross cents per eligible share, payable in cash as from 2 May 2024. The total amount has been estimated on the assumption that, as a result of the partial implementation of the buyback program announced on February 19, 2024, the number of the Bank's outstanding shares eligible for the dividend will be 15,483,617,874. Therefore, the total amount of the complementary dividend may be higher if fewer shares are acquired in the buyback program than expected, or lower in the opposite case.
C.Estimated amount corresponding to a complementary dividend of EUR 1,470,943,698. To be increased or reduced by the same amount by which the total amount of the complementary dividend is respectively lower or higher than the estimate of that complementary dividend.

The transcribed proposal comprises the part of the 2023 shareholder remuneration policy that is implemented through cash dividends (the interim dividend paid in November 2023 of EUR 8.10 cents per share with dividend entitlement, approved by the board of directors on 26 September 2023, and the complementary dividend expected to be paid as of 2 May 2024, of EUR 9.50 cents per share with the dividend entitlement, proposed by the board of directors on 19 February 2023, and therefore subject to approval by the General Meeting of Shareholders).
In addition, the 2023 remuneration policy also includes expected shareholder remuneration through the implementation of a share buyback program to which an amount equivalent to 25% of the Group's ordinary profit. The first of these programs based on the results of 2023, for an approximate amount of EUR 1,310 million, was completed between September 2023 and January 2024. A second buyback program on account of the 2023 results is planned for an amount of EUR 1,459 million. It also submits to the general meeting of shareholders the agreement for reduction of capital that will allow the amortization of own shares acquired in the repurchase program, subject to the relevant regulatory authorization.

The accounting statement, prepared by the Bank pursuant to legal requirements, evidencing the existence of sufficient liquidity for the payment of the interim dividend on the date and for the amount mentioned above, was as follows:

EUR million
31 August 2023
Profit before taxes	5,109
Tax expense	267
Dividends paid in cash	—
Distributable maximum amount	4,842
Available liquidity	107,067
Finally, and although it is not part of the remuneration charged to the 2023 financial year, it should be noted that pursuant to the resolution of the Bank's General Meeting of Shareholders held on 31 March 2023, on 2 May 2023 the Bank paid a complementary cash dividend of EUR 5.95 cents per share charged to the results of the 2022 financial year. Finally, also charged to the results of 2022, the Bank implemented repurchase programs. The first of them for a maximum amount of EUR 979 million, which ended on January 2023 and the second one, for a maximum amount of EUR 921 million, which ended in April 2023.

2023 Annual report     Contents    Auditor's report
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
Accordingly:

	2023	2022	2021
Profit (Loss) attributable to the Parent (EUR million)	11,076	9,605	8,124
Remuneration of PPCC and PPCA (EUR million) (note 23)	(492)	(529)	(566)
	10,584	9,076	7,558
Of which:
Profit (Loss) from discontinued operations (non controlling interest net) (EUR million)	—	—	—
Profit (Loss) from continuing operations (non-controlling interest and PPCC and PPCA net) (EUR million)	10,584	9,076	7,558
Weighted average number of shares outstanding	16,172,084,714	16,848,344,667	17,272,055,430
Adjusted number of shares	16,172,084,714	16,848,344,667	17,272,055,430
Basic earnings (Loss) per share (euros)	0.654	0.539	0.438
Of which, from discounted operations (euros)	—	—	—
Basic earnings (Loss) per share from continuing operations (euros)	0.654	0.539	0.438
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
Accordingly, diluted earnings/loss per share were determined as follows:

	2023	2022	2021
Profit (Loss) attributable to the Parent (EUR million)	11,076	9,605	8,124
Remuneration of PPCC and PPCA (EUR million) (Note 23)	(492)	(529)	(566)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—	—
	10,584	9,076	7,558
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (EUR million)	—	—	—
Profit (Loss) from continuing operations (net of non-controlling interests and PPCC and PPCA) (EUR million)	10,584	9,076	7,558
Weighted average number of shares outstanding	16,172,084,714	16,848,344,667	17,272,055,430
Dilutive effect of options/rights on shares	75,180,407	55,316,206	48,972,459
Adjusted number of shares	16,247,265,121	16,903,660,873	17,321,027,889
Diluted earnings (Loss) per share (euros)	0.651	0.537	0.436
Of which, from discounted operations (euros)	—	—	—
Diluted earnings (Loss) per share from continuing operations (euros)	0.651	0.537	0.436

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

5. Remuneration and other benefits paid to the Bank’s directors and senior managers
The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors —both executive and non-executive directors— and senior managers for 2023 and 2022:
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
The maximum remuneration established by the annual general meeting was EUR 6 million in 2023 (EUR 6 million in 2022), with two components: (a) an annual emolument and (b) attendance fees.
The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their membership of the board and the board committees and their attendance to the meetings thereof, and any other objective circumstances considered by the board.
The total Bylaw-stipulated emoluments earned by the directors in 2023 amounted to EUR 5.3 million (EUR 4.7 million in 2022).
Annual allotment
In accordance with the remuneration policy approved at the general shareholders' meeting on 31 March 2023, the annual allotment for board and committee membership (except for the executive committee) increased EUR 3,000 compared to the amount approved and established for 2022. Each director received the amounts for serving on the board and its committees and positions held in them included in the chart below for 2022 and 2023:

Amount per director in euros	2023	2022
Members of the board of directors	98,000	95,000
Members of the executive committee	170,000	170,000
Members of the audit committee	43,000	40,000
Members of the appointments committee	28,000	25,000
Members of the remuneration committee	28,000	25,000
Members of the risk supervision, regulation and compliance committee	43,000	40,000
Members of the responsible banking, sustainability and culture committee	18,000	15,000
Members of the innovation and technology committee	28,000	25,000
Chair of the audit committee	70,000	70,000
Chair of the appointments committee	50,000	50,000
Chair of the remuneration committee	50,000	50,000
Chair of the risk supervision, regulation and compliance committee	70,000	70,000
Chair of the responsible banking, sustainability and culture committee	50,000	50,000
Chair of the innovation and technology committee	70,000	70,000
Lead independent directorA	110,000	110,000
Non-executive Vice Chair	30,000	30,000
A.Since 2015, Bruce Carnegie-Brown has been allocated EUR 700,000 (including annual allowances and attendance fees) in minimum total annual pay set for the lead independent director, for his services to the board and its committees, particularly as Chair of the nomination and remuneration committees and also as lead independent director; and for the required time and dedication to perform these roles. Bruce Carnegie-Brown has stepped down from his role of Lead Independent Director on 1 October 2023, when he has been succeeded in this position by Glenn Hutchins.
Attendance fees
The directors receive fees for attending board and committee meetings, excluding executive committee meetings, where no attendance fees are received.
For 2023 the board voted to keep the same amounts set out in the 2022 policy.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The fees have not been modified since 2016. For 2023 and 2022 they are as follows:

Attendance fees per director per meeting in euros	2023	2022
Board of directors	2,600	2,600
Audit committee and risk supervision, regulation and compliance committee	1,700	1,700
Other committees (excluding executive committee)	1,500	1,500
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
•The remaining 60% is deferred over five years, to be paid in five portions, provided that the conditions of permanence in the Group and non-concurrence of the malus clauses are met, and subject to long term metrics, taking into account the following accrual scheme:
–The accrual of the first and second portion (payment in 2025 and 2026) will be conditional on none of the malus clauses being triggered.
–The accrual of the third, fourth, and fifth portion (payment in 2027, 2028 and 2029), is linked to objectives related to the period 2023—2025 and the metrics and scales associated with these objectives. The fulfilment of the objectives determines the percentage to be paid of the deferred amount in these three annuities, and these targets can reduce these amounts and the number of deferred instruments, or increase them up to a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
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
The immediate payment (or short-term), as well as each deferred payment (linked to long term metrics and not linked to long-term metrics) will be settled 50% in cash and the remaining 50% in instruments, consisting of Banco Santander, S.A. shares, Banco Santander, S.A. share options and restricted stock units (RSUs) of PagoNxt, split as:
◦ the amount of PagoNxt RSUs set for each year; and
◦ the rest, all in instruments of Banco Santander, S.A. The executive director must decide between receiving such amount all in shares, or receiving in equal parts shares and share options of Banco Santander, S.A. In 2023 both directors have chosen all in shares.
Comparative of executive remuneration (Chair and CEO)
The board voted to maintain the same target incentive for Ana Botín in 2023 as in 2022 and established a variable remuneration target for Hector Grisi of EUR 4,200 thousand (aligned with that of his predecessor José Antonio Álvarez). In turn, after five years with no review of gross annual salary, the board resolved that Ana Botín’s gross annual salary would increase a 3% in respect of 2022.

Variable contributions to pensions were not modified in 2023, so the amounts are the 22% of the 30% of the last three assigned bonus' average.
In 2023, Santander’s strong performance and excellent execution of our strategy enabled us to deliver record attributable profit of EUR 11,076 million (+15.3% vs. 2022) and a capital ratio of 12.30% (achieving our public target). We also achieved a very high total shareholder return of 40.5%( 5% above our official group of nine peers in relative terms). Because of the double digit growth in net profit coupled with the highest TSR in the last 14 years, the board approved to maintain the same bonus pool as in 2022 at 138.91% for which an extraordinary adjustment of + 15.57% was made, in the same manner as the 2021 and 2019 pools were both reduced by extraordinary adjustments (due to worse shareholders return), with a combined impact of -30%.
As a result, and considering the exceptional contribution made by the Chairman and the CEO to the achievement of these exceptional figures, on the basis of the detailed pool disclosed in the Remuneration section, and due to the fulfillment of their individual objectives, the board of directors, upon recommendation of the remuneration committee, approved the variable remuneration disclosed below, which means an increase of 5% of Executive Chair's total compensation, and a reduction of 9% in the case of Héctor Grisi (compared to his predecessor).
Moreover, the ratio of executive directors’ total remuneration to underlying attributable profit fell to 0.19% from 0.23% in 2022.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

iii. Detail by director
The detail, by bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2023 and 2022 is provided below:

EUR thousand
	2023
	Bylaw-stipulated emoluments
	Annual emolument
	BoardF	Executive committee	Audit committee	Appointments committee	Remuneration committee	Risk supervision, regulation and compliance oversight committee	Responsible banking, sustainability and culture committee	Innovation and technology committee	Attendance fees and commissions
Ana Botín	98	170	—	—	—	—	—	98	45
Héctor GrisiA	98	170	—	—	—	—	—	28	44
José Antonio Álvarez	128	170	—	—	—	—	—	28	45
Bruce Carnegie-Brown	203	127	—	78	66	—	—	21	81
Homaira Akbari	98	—	43	—	—	—	18	28	78
Javier BotínB	98	—	—	—	—	—	—	—	39
Sol Daurella	98	—	—	28	28	—	18	—	77
Henrique de Castro	98	—	43	—	28	—	—	28	87
Gina Díez	98	—	—	28	—	—	17	—	68
Luis Isasi	98	170	—	—	28	43	—	—	78
Ramiro Mato	98	170	43	—	—	43	68	—	96
Belén Romana	98	170	43	—	—	113	18	28	102
Pamela Walkden	98	—	113	—	—	43	—	—	87
Germán de la Fuente	98	—	43	—	—	43	—	—	87
Glenn Hutchins[2]	193	—	—	28	41	—	—	28	83
Álvaro CardosoC	—	—	—	—	—	—	—	—	—
R. Martín ChavezD	—	—	—	—	—	—	—	—	—
Sergio RialE	—	—	—	—	—	—	—	—	—
Total 2023	1,700	1,147	328	162	191	285	139	287	1,096
Total 2022	1,561	1,020	301	139	159	241	114	229	930
A. Director since 1 January 2023.
B.All amounts received were reimbursed to Fundación Botín.
C.Stepped down as director on 1 April 2022.
D.Stepped down as director on 1 July 2022.
E.Stepped down as director on 1 January 2023.
F.Also includes emoluments for other roles in the board.
1. Includes EUR 1,000 thousand for the role as non-executive Chair of Santander España and for Santander España board and committees meetings for Luis Isasi. For José Antonio Álvarez, this amount includes remuneration as strategic advisor of Grupo Santander, life and health insurance contributions (EUR 722 thousand) and the supplement for having waived the death and disability policy (EUR 710 thousand).
2. From 1 October 2023, the Lead Independent Director, non-executive Vice Chair and Chair of remuneration committee is Mr. Glenn Hutchins, succeeding Mr. Carnegie-Brown.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	2023									2022

	Short-term and deferred (not subject to long-term goals) salaries of executive directors

	Fixed	Variable - immediate payment		Deferred variable
		In cash	In instruments	In cash	In instruments	Total	Pension contribution	Other remuneration[1]	Total	Total
Ana Botín	3,271	1,780	1,780	1,068	1,068	8,967	1,144	1,022	11,544	11,001
Héctor GrisiA	3,000	1,220	1,220	732	732	6,904	966	47	8,257	—
José Antonio Álvarez	—	—	—	—	—	—	—	3,182	3,553	9,086
Bruce Carnegie-Brown	—	—	—	—	—	—	—	—	576	700
Homaira Akbari	—	—	—	—	—	—	—	—	265	244
Javier BotínB	—	—	—	—	—	—	—	—	137	129
Sol Daurella	—	—	—	—	—	—	—	—	249	230
Henrique de Castro	—	—	—	—	—	—	—	—	284	261
Gina Díez	—	—	—	—	—	—	—	—	211	172
Luis Isasi	—	—	—	—	—	—	—	1,000	1,417	1,412
Ramiro Mato	—	—	—	—	—	—	—	—	518	500
Belén Romana	—	—	—	—	—	—	—	—	572	549
Pamela Walkden	—	—	—	—	—	—	—	—	341	323
Germán de la Fuente	—	—	—	—	—	—	—	—	271	137
Glenn Hutchins[2]	—	—	—	—	—	—	—	—	372	10
Álvaro CardosoC	—	—	—	—	—	—	—	—	—	39
R. Martín ChavezD	—	—	—	—	—	—	—	—	—	147
Sergio RialE	—	—	—	—	—	—	—	—	—	131
Total 2023	6,271	3,000	3,000	1,800	1,800	15,871	2,110	5,251	28,567	—
Total 2022	5,717	2,827	2,829	1,697	1,697	14,767	1,892	3,719		25,071
Footnotes in previous table.

2023 Annual report     Contents    Auditor's report
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

EUR thousand
	2023				2022
	Variable subject to long-term objectives[1]
	In cash	In shares	In RSUs	Total	Total
Ana Botín	1,121	911	210	2,243	2,128
Héctor Grisi	769	592	176	1,537	—
José Antonio Álvarez	—	—	—	—	1,436
Total	1,890	1,504	386	3,780	3,564
1. Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2027, 2028 and 2029, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of malus clauses and achievement of the objectives established.
The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Based on the design of the plan for 2023 and the levels of achievement of similar plans in comparable entities, the fair value considered is 70% of the variable remuneration subject to long-term objectives. (see note 46).
Note 5.e below includes disclosures on the shares delivered from the deferred remuneration schemes in place in previous years and for which delivery conditions were met, as well as on the maximum number of shares that may be received in future years in connection with the aforementioned 2023 and 2022 variable remuneration plans.
b) Remuneration of the board members as representatives of the Bank
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after 18 March 2002, accrues to the Group. In 2023 the Bank’s directors did not receive any remuneration in respect of these representative duties.
On the other hand, in their personal capacity, in 2023 Homaira Akbari was paid USD 120 thousand (EUR 111 thousand) as member of the board of Santander Consumer USA Holdings, Inc. and EUR 200 thousand as member of the board of PagoNxt S.L., and Henrique de Castro and José Antonio Álvarez were each paid the same EUR 200 thousand as members of the board of PagoNxt S.L. José Antonio Álvarez also received BRL 755 thousand (EUR 141 thousand) as member of Banco Santander (Brasil) S.A. Likewise, Pamela Walkden was paid GBP 132 thousand (EUR 152 thousand) as member of Santander UK plc and Santander UK Group Holdings.
Likewise, Luis Isasi was paid EUR 1,000 thousand as non-Executive Chair of the board of Santander España and for attending its board and committee meetings (amounts paid by Banco Santander, S.A.).

And finally, José Antonio Álvarez, as strategic adviser of Grupo Santander, received fixed remuneration of EUR 1,750 thousand. In addition, he received the life and health insurance contributions, and the supplement for having waived the death and disability policy.
c) Post-employment and other long-term benefits
In 2012, the contracts of Ana Botín and other members of the Bank's senior management with defined benefit pension commitments were modified to transform these commitments into a defined contribution system, which covers the contingencies of retirement, disability and death. From that moment on, the Bank makes annual contributions to their pension system for their benefit.
This system gives them the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement.
The initial balance for Ana Botín in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system.
Since 2013, the Bank has made annual contributions to the benefits system for executive directors and other members of executive team, in proportion to their respective pensionable bases, until they leave Grupo Santander or until their retirement within the Group, death, or disability.
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

2023 Annual report     Contents    Auditor's report
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
The changes to the system were the following:
•Fixed and variable pension contributions were reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration were increased in the corresponding amount with no increase in total costs for the Bank. The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts. For Héctor Grisi, CEO from 1 January 2023, since he has not been in position for three years, the calculation of variable portion was calculated with his gross variable remuneration agreed in that year.
•The death and disability supplementary benefits were eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date.
•The total amount insured for life and accident insurance was increased.
The provisions recognised in 2023 and 2022 for retirement pensions were as follows:

EUR thousand
	2023	2022
Ana Botín	1,144	1,081
Héctor Grisi	966	—
José Antonio Álvarez	—	811
Total	2,110	1,892
Following is a detail of the balances relating to each of the directors under the welfare system as of 31 December 2023 and 2022:

EUR thousand
	2023	2022
Ana Botín	49,257	46,725
Héctor Grisi	585	—
José Antonio Álvarez	19,495	18,958
Total	69,338	65,683
d) Insurance
The Group pays for life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled. In the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the 'Other remuneration' column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s directors:

Insured capital
EUR thousand
	2023	2022
Ana Botín	21,054	20,988
Héctor Grisi	50	—
José Antonio Álvarez	11,910	17,345
Total	33,014	38,333
The insured capital has been modified in 2018 for Ana Botín as part of the pension systems transformation set out in note 5.c) above, which has encompassed the elimination of the supplementary benefits systems (death of spouse and death of parent) and the increase of the life insurance annuities.
During 2023 and 2022, the Group has disbursed a total amount of EUR 13.2 million and EUR 48.2 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior management and other managers and employees of the Group and the Bank itself, as well as its subsidiaries, in light of certain types of potential claims of third parties. For this reason, it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.
As of 31 December 2023 and 2022, no life insurance commitments exist for the Group in respect of any other directors.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

e) Deferred variable remuneration systems
The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2023 and 2022 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2023 and prior years, as well as on the deliveries, in shares or in cash, made to them in 2023 and 2022 once the conditions for the receipt thereof had been met (see Note 46):
i) Deferred conditional variable remuneration plan
From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior management and employees who assume risk (all of whom are referred to as identified staff) have been approved by the board of directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related annual general meetings.
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
The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2023 has been approved by the board of directors and implemented through the eighth cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan was authorised by the annual general meeting of shareholders, as it entails the delivery of shares to the beneficiaries.
As indicated in section a.ii of this note, 60% of the variable remuneration amount is deferred over five years for executive directors, to be paid, where appropriate, in five portions, provided that the conditions of permanence in the Group, according to the following accrual scheme:
•The accrual of the first and second parts (instalments in 2025 and 2026) is conditional on none of the malus clauses being triggered.
•The accrual of the third, fourth and fifth parts (instalments in 2027, 2028 and 2029) is linked to non-concurrence of malus clauses and the fulfilment of certain objectives related to the 2022‑ 2025 period. These objectives and their respective weights are:
–Banco Santander’s consolidated Return on tangible equity (RoTE) target in 2025 (weight of 40%).
–Relative performance of Banco Santander's total shareholder return (TSR) in 2023-2025 in respect of the weighted TSR of a peer group comprising 9 credit institutions, with the appropriate TSR ratio based on the group’s TSR among its peers (weight of 40%).
–Four ESG (environmental, social and governance) metrics. Each of the four Responsible banking targets have the same weighting (and total weight of ESG objective, 20%).
The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, with a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
Both the immediate (short-term) and each of the deferred (long-term and conditioned) portions are paid 50% in cash and the remaining 50% in instruments.

2023 Annual report     Contents    Auditor's report
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
In addition to the existing policy on malus and clawback clauses of our remuneration policy, the board of directors of Banco Santander at its meeting held on 28 November 2023, following the proposal from the remuneration committee on 27 November 2023, approved an addendum to our remuneration policy to comply with new SEC (US Securities and Exchange Commission) regulations relating to the recoupment of compensation erroneously received by the executive directors of Banco Santander, S.A. and senior management (according to the regulation) in the event of a financial restatement, as defined under the rule, resulting from material noncompliance with financial reporting requirements under federal securities laws. The new addendum to our remuneration policy, entitled "Financial Statement Restatement Compensation", is included as an exhibit to our Annual Report on Form 20-F report filed with the SEC.
Effective from 2023 variable remuneration plan, the maximum number of shares to be delivered is calculated by taking into account the average weighted daily volume of the average weighted listing prices corresponding to the fifty trading sessions prior to the previous Friday (excluded) to the date on which the bonus is agreed by the board of executive directors of the Bank.

iii) Shares assigned by deferred variable remuneration plans
The following table shows the number of Santander shares assigned to each director already in service and pending delivery as of 1 January 2022, 31 December 2022 and 31 December 2023, as well as the gross shares that were delivered to them in 2022 and 2023, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth of each plan had accrued. They come from the deferred conditional and linked to multi-year objectives in 2017, 2018, 2019, 2020, 2021, 2022 and 2023 were formalized.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Share-based variable remuneration
	Maximum number of shares to be delivered at January 1,2022	Shares delivered in 2022 (immediate payment 2021 variable remuneration)	Shares delivered in 2022 (deferred payment 2020 variable remuneration)	Shares delivered in 2022 (deferred payment 2019 variable remuneration)	Shares delivered in 2022 (deferred payment 2018 variable remuneration)	Shares delivered in 2022 (deferred payment 2017 variable remuneration)	Variable remuneration 2022 (Maximum number of shares to be delivered)
2017 variable remuneration
Ana Botín	62,722	—	—	—	—	(31,361)	—
José Antonio Álvarez	41,946	—	—	—	—	(20,973)	—
	104,668					(52,334)
2018 variable remuneration
Ana Botín	103,201	—	—	—	(34,400)	—	—
José Antonio Álvarez	68,963	—	—	—	(22,988)	—	—
	172,164				(57,388)
2019 variable remuneration
Ana Botín	425,853	—	—	(106,463)	—	—	—
José Antonio Álvarez	284,599	—	—	(71,150)	—	—	—
	710,452			(177,613)
2020 variable remuneration
Ana Botín	186,369	—	(37,274)	—	—	—	—
José Antonio Álvarez	101,229	—	(20,246)	—	—	—	—
	287,598		(57,520)
2021 variable remuneration
Ana Botín	1,480,622	(592,249)	—	—	—	—	—
José Antonio Álvarez	999,259	(399,704)	—	—	—	—	—
	2,479,881	(991,953)
2022 variable remuneration
Ana Botín	—	—	—	—	—	—	631,829
José Antonio Álvarez	—	—	—	—	—	—	426,475
							1,058,305
2023 variable remuneration[1]
Ana Botín	—	—	—	—	—	—	—
Héctor Grisi	—	—	—	—	—	—	—

1.For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfilment of multiannual objectives.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Maximum number of shares to be delivered at December 31, 2022	Instruments matured but not consolidated at January 1, 2023[2]	Shares delivered in 2023 (immediate payment 2022 variable remuneration)	Shares delivered in 2023 (deferred payment 2021 variable remuneration)	Shares delivered in 2023 (deferred payment 2020 variable remuneration)	Shares delivered in 2023 (deferred payment 2019 variable remuneration)	Shares delivered in 2023 (deferred payment 2018 variable remuneration)	Shares delivered in 2023 (deferred payment 2017 variable remuneration)	Variable remuneration 2023 (Maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2023

31,361	—	—	—	—	—	—	(31,361)	—	—
20,973	—	—	—	—	—	—	(20,973)	—	—
52,334							(52,334)

68,800	—	—	—	—	—	(34,400)	—	—	34,400
45,975	—	—	—	—	—	(22,988)	—	—	22,988
114,776						(57,388)			57,388

319,390	(106,453)	—	—	—	(35,452)	—	—	—	177,485
213,449	(71,143)	—	—	—	(23,693)	—	—	—	118,614
532,839	(177,595)				(59,145)				296,099

149,095	—	—	—	(37,274)	—	—	—	—	111,821
80,983	—	—	—	(20,246)	—	—	—	—	60,737
230,078				(57,520)					172,558

888,373	—	—	(177,675)	—	—	—	—	—	710,698
599,555	—	—	(119,911)	—	—	—	—	—	479,644
1,487,928			(297,586)						1,190,342

631,829	—	(273,410)	—	—	—	—	—	—	358,419
426,475	—	(184,521)	—	—	—	—	—	—	241,954
1,058,305		(457,931)							600,374

—	—	—	—	—	—	—	—	1,127,208	1,127,208
—	—	—	—	—	—	—	—	749,143	749,143
								1,876,351	1,876,351

2.The levels of achievement of the multi-year metrics of the long-term variable remuneration plans:

1) Fifth cycle of the deferred multi-year objectives variable remuneration plan (2020): 83.3% of achievement for the period 2020-2022.
a. CET1 metric at 100% of achievement for 2022 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 150% of achievement (target growth of 10%). Weight of 33.3%.
c. TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

2) Fourth cycle of the deferred multi-year objectives variable remuneration plan (2019): 33.3% of achievement for the period 2019-2021.
a. CET1 metric at 100% of achievement for 2021 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 0% of achievement (target growth of 15%). Weight of 33.3%.
c. TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

3) Third cycle of the deferred multi-year objectives variable remuneration plan (2018): 33.3% of achievement for the period 2018-2020.
a. CET1 metric at 100% of achievement for 2020 year-end period (target 11.30%). Weight of 33.3%.
b. Underlying BPA growth at 0% of achievement (target growth of 25%). Weight of 33.3%.
c. TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.
Furthermore, the maximum number of RSUs of PagoNxt, S.L. to be delivered under the current plan is 9,529 and 8,005 units for Ana Botín and Héctor Grisi, respectively.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

In addition, the table below shows the cash delivered in 2023 and 2022, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee, that one-fifth relating to each plan had accrued:

EUR thousand
	2023		2022
	Cash paid (immediate payment 2022 variable remuneration)	Cash paid (deferred payments from 2021, 2020, 2019 and 2018 variable remuneration)	Cash paid (immediate payment 2021 variable remuneration)	Cash paid (deferred payments from 2020, 2019, 2018 and 2017 variable remuneration)
Ana Botín	1,689	1,117	1,838	1,102
Héctor Grisi	1,823	697	—	—
José Antonio Álvarez	1,140	737	1,241	726
Total	4,652	2,551	3,079	1,827
iv) Information on former members of the board of directors
The chart below includes information on the maximum number of shares to which former members of the board of directors, are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether in shares or in cash, made in 2023 and 2022 to former board members, upon achievement of the conditions for the receipt thereof (see note 46):

Maximum number of shares to be delivered
	2023	2022
Deferred conditional variable remuneration plan and linked to objectives (2016)	—	—
Deferred conditional variable remuneration plan and linked to objectives (2017)	—	33,783
Deferred conditional variable remuneration plan and linked to objectives (2018)	29,860	36,543
Deferred conditional variable remuneration plan and linked to objectives (2019)	48,980	98,092
Deferred conditional variable remuneration plan and linked to objectives (2020)	106,536	—
Deferred conditional variable remuneration plan and linked to objectives (2021)	300,000	—
Deferred conditional variable remuneration plan and linked to objectives (2022)	—	—

Number of shares delivered
	2023	2022
Deferred conditional variable remuneration plan and linked to objectives (2016)	—	60,251
Deferred conditional variable remuneration plan and linked to objectives (2017)	6,145	33,783
Deferred conditional variable remuneration plan and linked to objectives (2018)	29,860	18,272
Deferred conditional variable remuneration plan and linked to objectives (2019)	24,490	32,698
Deferred conditional variable remuneration plan and linked to objectives (2020)	42,632	—
Deferred conditional variable remuneration plan and linked to objectives (2021)	75,000	—
Deferred conditional variable remuneration plan and linked to objectives (2022)	—
In addition, EUR 1,417 thousand and EUR 2,759 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2023 and 2022.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

f) Loans
Grupo Santander’s direct risk exposure to the bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognized:

EUR thousand
	2023			2022
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ana Botín	26	—	26	20	—	20
José Antonio Álvarez	4	—	4	7	—	7
Bruce Carnegie-Brown	—	—	—	—	—	—
Javier Botín	4	—	4	23	—	23
Sol Daurella	51	—	51	49	—	49
Belén Romana	—	—	—	—	—	—
Ramiro Mato	—	—	—	1	—	1
Homaira Akbari	—	—	—	—	—	—
Henrique de Castro	—	—	—	—	—	—
Pamela Walkden	—	—	—	—	—	—
Luis Isasi	—	—	—	—	—	—
Sergio Rial[1]	—	—	—	5	—	5
Héctor Grisi	8	—	8	—	—	—
Gina Díez Barroso	1	—	1	—	—	—
Glenn Hutchins	—	—	—	—	—	—
Germán de la Fuente	—	—	—	—	—	—
	94	—	94	105	—	105
1.    Ceased as director of Banco Santander, S.A. on 1 January 2023
g) Senior management
The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December 2023 and those at 31 December 2022, excluding the remuneration of the executive directors, which is detailed above. This amount has been reduced by 38% compared to that reported in 2014 (EUR 80,792 thousand):

EUR thousand
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment		Deferred variable remuneration
Year	Number of persons	Fixed	In cash	In instruments[2]	In cash	In instruments[3]	Pensions	Other remuneration[1]	Total
2023	14	17,109	7,355	7,356	3,219	3,220	4,775	7,135	50,169
2022	14	18,178	7,733	7,733	3,398	3,399	5,339	6,956	52,736
1.    Includes other remuneration items such as life and medical insurance premiums and localization aids and lastly RSUs from PagoNxt S.L., for his work as a director in said entity.
2.    The amount of immediate payment for 2023 is 1,567,930 shares and 1,386,491share options (2,504,000 Santander shares in 2022).
3.    The deferred amount in instruments not linked to long-term objectives for 2023 is 700,305 shares and 554,597 share options ( 1,101,000 Santander shares in 2022).
The board of directors approved the 2023 Digital Transformation Incentive which is a variable remuneration scheme which delivers PagoNxt, S.L. RSUs and premium priced options (PPOs), and is aimed at up to 50 employees whose roles are considered key to PagoNxt’s success, including 1 senior executive who will receive EUR 200 thousand.
See note 46 to the 2023 Group's consolidated financial statements for further information on the Digital Transformation Incentive.
In 2023, the ratio of variable to fixed pay components was 120% of the total for senior managers, well within the maximum limit of 200% set by 2023 AGM.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Also, the detail of the breakdown of the remuneration linked to long-term objectives of the members of senior management at 31 December 2023 and 31 December 2022 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods, upon achievement of the conditions stipulated for each payment (see note 46):

EUR thousand
		Variable remuneration subject to long-term objectives[1]
Year	Number of people	Cash payment	Instrument payment	Total
2023	14	3,380	3,381	6,761
2022	14	3,568	3,569	7,137
1.    Relates to the fair value of the maximum annual amounts for years 2027, 2028 and 2029 of the eighth cycle of the deferred conditional variable remuneration plan (2026, 2027 and 2028 for the seventh cycle of the deferred variable compensation plan linked to annual objectives for the year 2022).
Additionally, members of senior management who stepped down from their roles in 2023 consolidated salary remuneration and other remuneration for a total amount of EUR 3,560 thousand (EUR 3,691 thousand in 2022). In 2023 they did not generate any right regarding variable pay subject to long-term objectives (this right has been generated in 2022 for a total amount of EUR 447 thousand).
The maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive as of 31 December 2023 and 31 December 2022 relating to the deferred portion under the various plans then in force is the following (see note 46):

Maximum number of shares to be delivered
	2023	2022
Deferred conditional variable remuneration plan and linked to objectives (2016)	—	18,500
Deferred conditional variable remuneration plan and linked to objectives (2017)	—	76,053
Deferred conditional variable remuneration plan and linked to objectives (2018)	72,734	155,758
Deferred conditional variable remuneration plan and linked to objectives (2019)	176,704	949,917
Deferred conditional variable remuneration plan and linked to objectives (2020)	728,200	1,438,437
Deferred conditional variable remuneration plan and linked to objectives (2021)	1,824,824	2,711,926
Deferred conditional variable remuneration plan and linked to objectives (2022)	2,320,032	—
Since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, the following number of Santander shares was delivered in 2023 and 2022 to the senior management, in addition to the payment of the related cash amounts:

Number of shares delivered
	2023	2022
Deferred conditional variable remuneration plan and linked to objectives (2016)	—	114,006
Deferred conditional variable remuneration plan and linked to objectives (2017)	11,046	107,891
Deferred conditional variable remuneration plan and linked to objectives (2018)	72,734	79,037
Deferred conditional variable remuneration plan and linked to objectives (2019)	88,352	288,041
Deferred conditional variable remuneration plan and linked to objectives (2020)	292,737	360,614
Deferred conditional variable remuneration plan and linked to objectives (2021)	456,206	2,556,117
Deferred conditional variable remuneration plan and linked to objectives (2022)	2,070,634	—
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The contracts of some members of senior management were modified at the beginning of 2018 with the same objective and changes indicated in section c of this note for Ana Botín. The modifications, which are aimed at aligning the annual contributions with the practices of comparable institutions and reducing the risk of future obligations by eliminating the supplementary scheme for death (widowhood and orphanhood) and permanent disability in service without increasing the costs to the bank, are as follows:
•Contributions to the pensionable bases were reduced. Gross annual salaries were increased in the corresponding amount.
•The death and disability supplementary benefits were eliminated since 1 January 2018 for some members of senior management and since 1 April 2018 for executive directors. A fixed remuneration supplement reflected in other remuneration in the table above was implemented on the same date.
•The amounts insured for life and accident insurance were increased.
All of the above was done without an increase in total cost for the Bank.
The balance as of 31 December 2023 in the pension system for those who were part of senior management at year end amounted to EUR 57 million (EUR 54 million at 31 December 2022).
The net charge to income corresponding to pension amounted to EUR 4.7 million in 2023 (EUR 5.3 million in 31 December 2022).
In 2023 and 2022 there have been no payments in the form of a single payment of the annual voluntary pre-retirement allowance.
Additionally, the capital insured by life and accident insurance at 31 December 2023 of this group amounts to EUR 84.4 million (EUR 98 million at 31 December 2022).
h) Post-employment benefits to former directors and former senior executive vice presidents
The post-employment benefits and settlements paid in 2023 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 5.6 million and EUR 5.6 million in 2022, respectively. Also, the post-employment benefits and settlements paid in 2023 to former executive vice presidents amounted to EUR 15 million and EUR 4.8 million in 2022, respectively.
Contributions to insurance policies that hedge pensions to previous members of the Bank’s board of directors, amounted to EUR 0.17 million in 2023 (EUR 0.17 million in 2022). Likewise, contributions to insurance policies that hedge pensions for previous senior managers amounted to EUR 3.3 million in 2023 (EUR 3.1 million in 2022).
During the 2023 financial year, no releases or charges were recorded in the consolidated income statement for pension commitments and similar obligations held by the Group with previous former members of the bank's board of directors or former members of senior management in 2023 and 2022.
In addition, 'Provisions - Pension Fund and similar obligations' in the consolidated balance sheet as at 31 December 2023 included EUR 46 million in respect of the post-employment benefit obligations to former Directors of the Bank (EUR 48 million at 31 December 2022) and EUR 88 million corresponding to former members of senior management (EUR 99 million at 31 December 2022).
i) Pre-retirement and retirement
The board of directors approved an amendment to the contracts of executive directors whereby they ceased to have the right to pre-retire in case of termination of his contract.
j) Contract termination
The executive directors and members of senior management have indefinite-term employment contracts. Executive directors or senior managers whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If Banco Santander terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to any compensation that may for non-competition obligations, as detailed in the directors' remuneration policy.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

6. Loans and advances to central banks and credit institutions
The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
CENTRAL BANKS
Classification
Financial assets held for trading	17,717	11,595	3,608
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Financial assets designated at fair value through other comprehensive income	—	—	—
Financial assets at amortised cost	20,082	15,375	15,657
	37,799	26,970	19,265
Type
Time deposits	17,747	15,180	13,275
Reverse repurchase agreements	20,052	11,790	5,990
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	37,799	26,970	19,265
CREDIT INSTITUTIONS
Classification
Financial assets held for trading	14,061	16,502	10,397
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	459	673	3,152
Financial assets designated at fair value through other comprehensive income	313	—	—
Financial assets at amortised cost	57,917	46,518	39,169
	72,750	63,693	52,718
Type
Time deposits	8,560	8,891	10,684
Reverse repurchase agreements	35,846	27,321	18,853
Non- loans advances	28,353	27,487	23,188
Impaired assets	—	—	1
Valuation adjustments for impairment	(9)	(6)	(8)
	72,750	63,693	52,718
CURRENCY
Euro	34,229	26,024	24,286
Pound sterling	3,539	4,474	3,228
US dollar	17,602	18,468	12,639
Brazilian real	47,151	34,863	24,011
Other currencies	8,028	6,834	7,819
TOTAL	110,549	90,663	71,983
The loans and advances to credit institutions classified under 'Financial assets at amortised' cost are mainly time accounts and deposits.
Note 51 contains a detail of their residual maturity periods.
This line item also includes irrevocable payment commitments to the Single Resolution Fund made in accordance with article 70.3 of Regulation 806/2014, which establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain security service companies. investment within the framework of a Single Resolution Mechanism and a Single Resolution Fund, for which, in accordance with the standard, no provision has been recorded, these commitments have not been significant regarding the consolidated annual accounts.
At 31 December 2023 the gross exposure by impairment stage of the assets accounted subject to impairment for amounts to EUR 78,321 million, EUR 0 million and EUR 0 million (EUR 61,898, EUR 1 million and EUR 0 million in 2022 and EUR 54,833 million, EUR 0 million and EUR 1 million in 2021), and the loan loss provision by impairment stage amounts to EUR 9 million, EUR 0 million and EUR 0 million (EUR 6 million, EUR 0 million and EUR 0 million in 2022 and EUR 8 million, EUR 0 million and EUR 0 million in 2021) in stage 1, stage 2 and stage 3, respectively.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

7. Debt securities
a) Detail
The detail, by classification, type and currency, of Debt securities in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
Classification
Financial assets held for trading	62,124	41,403	26,750
Non-trading financial assets mandatorily at fair value through profit or loss	860	1,134	957
Financial assets designated at fair value through profit or loss	3,095	2,542	2,516
Financial assets designated at fair value through other comprehensive income	73,565	75,083	97,922
Financial assets at amortised cost	103,559	73,554	35,708
	243,203	193,716	163,853
Type
Spanish government debt securities	40,321	26,876	20,638
Foreign government debt securities	145,732	121,018	102,976
Issued by financial institutions	14,681	10,176	12,324
Other fixed-income securities	42,294	35,468	27,850
Impaired financial assets	461	404	280
Impairment losses	(286)	(226)	(215)
	243,203	193,716	163,853
Currency
Euro	90,857	63,903	45,197
Pound sterling	9,284	6,732	6,304
US dollar	38,161	37,749	34,229
Brazilian real	46,190	35,841	35,907
Other currencies	58,997	49,717	42,431
Debt securities excluding impairment adjustments	243,489	193,942	164,068
Impairment losses	(286)	(226)	(215)
	243,203	193,716	163,853
The increase in the year of the debt securities portfolio under the heading 'Financial assets at fair value with changes in other comprehensive income' is mainly due to the increase in exposure in sovereign debt portfolio.
Likewise, the increase in the debt securities portfolio under the heading 'Financial assets at amortized cost' is due to the continuation of the strategy started in the previous year in which two new business models were created for the optimization of excess liquidity and the management of the maturity of the balance sheet credit and deposit portfolios.
At 31 December 2023, 2022 and 2021 the gross exposure by impairment stage of the book assets amounted to EUR 176,697 million, EUR 148,384 million and EUR 133,437 million in stage 1; EUR 203 million, EUR 75 million and EUR 128 million in stage 2, and EUR 461 million, EUR 404 million and EUR 280 million in stage 3, respectively.
In addition, at 31 December 2023, the Group had EUR 49 million of exposure in assets purchased with impairments, which correspond mainly to the business combinations carried out by the Group with any additional impairment signs.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

b) Breakdown
The breakdown, by origin of the issuer, of debt securities at 31 December 2023, 2022 and 2021, net of impairment losses, is as follows:

EUR million
	2023				2022				2021
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	2,525	40,321	42,846	17.62%	1,015	26,876	27,891	14.40%	3,773	20,638	24,411	14.90%
United Kingdom	2,816	4,748	7,564	3.11%	2,545	3,013	5,558	2.87%	3,334	2,097	5,431	3.31%
Portugal	2,826	4,815	7,641	3.14%	2,572	3,603	6,175	3.19%	3,008	3,845	6,853	4.18%
Italy	2,968	12,945	15,913	6.54%	1,948	8,329	10,277	5.31%	1,215	1,531	2,746	1.68%
Ireland	5,632	11	5,643	2.32%	6,141	11	6,152	3.18%	4,759	52	4,811	2.94%
Poland	2,937	12,482	15,419	6.34%	2,830	9,443	12,273	6.34%	2,848	12,727	15,575	9.51%
Other European countries	9,797	15,495	25,292	10.40%	8,161	9,655	17,816	9.20%	8,922	3,422	12,344	7.53%
United States	8,959	22,992	31,951	13.14%	8,950	22,318	31,268	16.14%	5,634	21,465	27,099	16.54%
Brazil	13,551	32,342	45,893	18.87%	9,201	28,191	37,392	19.30%	5,446	29,251	34,697	21.18%
Mexico	1,969	20,738	22,707	9.34%	481	17,578	18,059	9.32%	517	14,572	15,089	9.21%
Chile	49	11,995	12,044	4.95%	28	10,009	10,037	5.18%	51	9,467	9,518	5.81%
Other American countries	2,315	2,546	4,861	2.00%	1,560	5,960	7,520	3.88%	655	2,128	2,783	1.70%
Rest of the world	806	4,623	5,429	2.23%	390	2,908	3,298	1.70%	77	2,419	2,496	1.52%
	57,150	186,053	243,203	100%	45,822	147,894	193,716	100%	40,239	123,614	163,853	100%
The detail, by issuer rating, of Debt securities at 31 December 2023, 2022 and 2021 is as follows:

EUR million
	2023				2022				2021
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	15,152	7,887	23,039	9.47%	13,481	5,494	18,975	9.80%	15,956	1,773	17,729	10.82%
AA	15,142	36,704	51,846	21.32%	9,542	30,502	40,044	20.67%	2,005	26,355	28,360	17.31%
A	11,175	68,112	79,287	32.60%	10,058	48,341	58,399	30.15%	8,594	44,359	52,953	32.32%
BBB	7,749	39,173	46,922	19.29%	5,181	29,900	35,081	18.11%	5,234	20,304	25,538	15.59%
Below BBB	4,654	34,177	38,831	15.97%	2,974	33,657	36,631	18.91%	3,584	30,823	34,407	21.00%
Unrated	3,278	—	3,278	1.35%	4,586	—	4,586	2.37%	4,866	—	4,866	2.97%
	57,150	186,053	243,203	100%	45,822	147,894	193,716	100%	40,239	123,614	163,853	100%
During 2023, 2022 and 2021, the distribution of the exposure by rating level of the previous table has not been affected by ratings reviews of the sovereign issuers.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The detail, by type of financial instrument, of private fixed-income securities at 31 December 2023, 2022 and 2021, net of impairment losses, is as follows:

EUR million
	2023	2022	2021
Securitised mortgage bonds	9,310	9,222	5,806
Other asset-backed bonds	10,243	7,120	6,304
Floating rate debt	15,376	12,397	8,081
Fixed rate debt	22,221	17,083	20,048
Total	57,150	45,822	40,239
c) Impairment losses
The changes in the impairment losses on debt securities are summarised below:

EUR million
	2023	2022	2021
Balance at beginning of year	226	215	284
Net impairment losses for the yearA	24	16	28
Of which:
Impairment losses charged to income	36	30	49
Impairment losses reversed with a credit to income	(12)	(14)	(21)
Exchange differences and other items	36	(5)	(97)
Balance at end of year	286	226	215
Of which:
By geographical location of risk:
European Union	22	26	25
Latin America	264	200	190
A.Of the EUR 24 million corresponding to net provisions for the year ended 31 December 2023 (EUR 16 million and EUR 28 million at 31 December 2022 and 2021, respectively), EUR 23 million relates to financial assets at amortized cost (EUR 17 million and EUR 31 million at 31 December 2022 and 2021, respectively) and EUR 1 million relates to financial assets designated at fair value through other comprehensive income (EUR -1 million and EUR -3 million at 31 December 2022 and 2021, respectively).
At 31 December 2023, 2022 and 2021 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 30 million, EUR 25 million and EUR 26 million in stage 1, EUR 8 million, EUR 2 million and EUR 8 million in stage 2, and EUR 248 million, EUR 199 million and EUR 181 million in stage 3, respectively.

8. Equity instruments
a) Breakdown
The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
Classification
Financial assets held for trading	15,057	10,066	15,077
Non-trading financial assets mandatorily at fair value through profit or loss	4,068	3,711	4,042
Financial assets designated at fair value through other comprehensive income	1,761	1,941	2,453
	20,886	15,718	21,572
Type
Shares of Spanish companies	3,540	3,284	3,896
Shares of foreign companies	15,185	10,494	15,184
Shares of investment funds	2,161	1,940	2,492
	20,886	15,718	21,572
Note 29 contains a detail of the 'Other comprehensive income', recognised in equity, on 'Financial assets designated at fair value through other comprehensive income'.
b) Changes
The changes in 'Financial assets at fair value through other comprehensive income' were as follows:

EUR million
	2023	2022	2021
Balance at beginning of the year	1,941	2,453	2,783
Net additions (disposals)	11	(33)	(276)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (EIGR)A	(162)	(497)	(171)
Changes in the RV hedged with micro-hedging transactions	(29)	18	117
Balance at end of year	1,761	1,941	2,453
A.They do not include fair value movements for currency risk hedged with hedging instruments.
c) Notifications of acquisitions of investments
The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2023, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 105 of Spanish Securities Market Law 24/1998, are listed in appendix IV.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

9. Trading derivatives (assets and liabilities) and short positions
a) Trading Derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see note 11):

EUR million
	2023		2022		2021
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	31,480	26,014	38,789	37,641	31,884	30,192
Currency risk	22,834	23,094	26,391	26,063	19,823	21,894
Price risk	1,279	904	1,347	817	1,498	891
Other risks	735	577	475	370	1,087	589
	56,328	50,589	67,002	64,891	54,292	53,566
b) Short positions
Following is a breakdown of the short positions (liabilities):

EUR million
	2023	2022	2021
Borrowed securities
Debt instruments	3,263	1,979	825
Of which:
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,881	1,362	825
Banco Santander, S.A.	1,383	617	—
Equity instruments	546	993	389
Of which:
Banco Santander, S.A.	312	934	318
Short sales
Debt instruments	22,365	19,543	11,022
Of which:
Banco Santander, S.A.	16,143	12,902	8,926
Banco Santander (Brasil) S.A.	3,462	3,857	1,952
Santander US Capital Markets LLC	2,442	2,690	—
	26,174	22,515	12,236

10. Loans and advances to customers
a) Detail
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
Financial assets held for trading	11,634	9,550	6,829
Non-trading financial assets mandatorily at fair value through profit or loss	982	868	537
Financial assets designated at fair value through profit or loss	6,219	5,774	10,289
Financial assets at fair value through other comprehensive income	7,669	8,215	7,663
Financial assets at amortized cost	1,009,845	1,011,597	947,364
Of which:
Impairment losses	(22,788)	(22,684)	(22,964)
	1,036,349	1,036,004	972,682
Loans and advances to customers disregarding impairment losses	1,059,137	1,058,688	995,646
Note 51 contains a detail of the residual maturity periods of 'Financial assets at amortized cost'.
Note 54 shows the Group’s total exposure, by geographical origin of the issuer.
There are no loans and advances to customers for material amounts without fixed maturity dates.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

b) Breakdown
Following is a breakdown of the loans and advances granted to the Group's customers, which reflect the Group's exposure to credit risk in its main activity, without considering the balance of value adjustments for impairment, taking into account the type and situation of the transactions, the geographical area of their residence and the type of interest rate on the transactions:

EUR million
	2023	2022	2021
Loan type and status
Commercial credit	55,628	56,688	49,603
Secured loans	554,375	565,609	542,404
Reverse repurchase agreements	44,184	39,500	33,264
Other term loans	295,485	290,031	269,526
Finance leases	38,723	39,833	38,503
Receivable on demand	12,277	11,435	10,304
Credit cards receivables	24,371	22,704	20,397
Impaired assets	34,094	32,888	31,645
	1,059,137	1,058,688	995,646
Geographical area
Spain	203,680	212,804	216,741
European Union (excluding Spain)	211,368	202,958	190,032
United States and Puerto Rico	126,894	125,436	102,491
Other OECD countriesA	374,812	385,906	374,729
South America (non - OECD)	120,610	112,803	94,010
Rest of the world	21,773	18,781	17,643
	1,059,137	1,058,688	995,646
Interest rate formula
Fixed rate	647,349	642,537	593,645
Floating rate	411,788	416,151	402,001
	1,059,137	1,058,688	995,646
A.Includes, mainly, customers from the United Kingdom.
At 31 December 2023, 2022 and 2021 the Group had granted loans amounting to EUR 15,544 million, EUR 14,698 million and EUR 14,131 million to Spanish public sector agencies which had a rating at 31 December 2023 of A (ratings of A at 31 December 2022 and 31 December 2021), and EUR 11,530 million, EUR 12,467 million, and EUR 10,263 million to the public sector in other countries (at 31 December 2023, the breakdown of this amount by issuer rating was as follows: 3.2% AAA, 15.7% AA, 1% A, 69.5% BBB, 8.9% below BBB and 1.7% without rating).
Without considering the public administrations, the amount of the loans and advances at 31 December 2023, 2022 and 2021 amounts to EUR 1,032,063 million, EUR 1,031,523 million and EUR 971,252 million, of which, EUR 998,010 million, EUR 998,689 million and EUR 939,645 million are classified as performing, respectively.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Following is a detail, by activity, of the loans to customers at 31 December 2023, net of impairment losses:

EUR million
			Secured loans
			Net exposure		Loan to value ratioC
	Total	Without collateral	Of which property collateral	Of which other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	24,244	23,933	185	126	78	68	29	111	25
Other financial institutions (financial business activity)	86,908	32,499	2,307	52,102	2,101	1,030	787	49,638	853
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	346,211	191,266	73,311	81,634	33,074	27,279	22,263	47,483	24,846
Of which:
Construction and property development	18,156	1,887	14,452	1,817	5,401	5,326	1,364	2,954	1,224
Civil engineering construction	3,125	1,898	192	1,035	112	149	191	739	36
Large companies	189,654	123,353	24,368	41,933	14,610	7,958	7,504	24,357	11,872
SMEs and individual entrepreneurs	135,276	64,128	34,299	36,849	12,951	13,846	13,204	19,433	11,714
Households – other (broken down by purpose)	560,457	113,611	359,020	87,826	103,277	126,351	124,879	54,229	38,110
Of which:
Residential	352,181	1,479	350,128	574	94,426	116,017	113,764	23,951	2,544
Consumer loans	190,457	108,485	2,270	79,702	5,411	7,968	8,586	25,124	34,883
Other purposes	17,819	3,647	6,622	7,550	3,440	2,366	2,529	5,154	683
TotalA	1,017,820	361,309	434,823	221,688	138,530	154,728	147,958	151,461	63,834
Memorandum item
Refinanced and restructured transactionsB	23,874	10,208	8,024	5,642	3,383	1,878	2,030	4,910	1,465
A.In addition, the Group has granted advances to customers amounting to EUR 18,529 million, bringing the total of loans and advances to EUR 1,036,349 million.
B.Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
C.The ratio is the carrying amount of the transactions at 31 December 2023 provided by the latest available appraisal value of the collateral.
Note 54 contains information relating to the forborne loan portfolio.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" and “Financial assets at fair value through other comprehensive income” during 2023, 2022 and 2020:

2023
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	942,861	66,696	32,617	1,042,174
Movements
Transfers
To stage 2 from stage 1	(43,278)	43,278		—
To stage 3 from stage 1A	(12,636)		12,636	—
To stage 3 from stage 2		(9,915)	9,915	—
To stage 1 from stage 2	15,180	(15,180)		—
To stage 2 from stage 3		2,899	(2,899)	—
To stage 1 from stage 3	488		(488)	—
Net changes on financial assets	29,696	(10,673)	(4,218)	14,805
Write-offs	—	—	(13,847)	(13,847)
Exchange differences and others	(3,178)	(451)	105	(3,524)
Balance at the end of the year	929,133	76,654	33,821	1,039,608

2022
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	878,700	67,584	31,287	977,571
Movements
Transfers
To stage 2 from stage 1	(31,811)	31,811		—
To stage 3 from stage 1A	(11,143)		11,143	—
To stage 3 from stage 2		(8,487)	8,487	—
To stage 1 from stage 2	18,907	(18,907)		—
To stage 2 from stage 3		3,250	(3,250)	—
To stage 1 from stage 3	456		(456)	—
Net changes on financial assets	86,459	(8,839)	(2,568)	75,052
Write-offs	—	—	(12,235)	(12,235)
Exchange differences and others	1,293	284	209	1,786
Balance at the end of the year	942,861	66,696	32,617	1,042,174

2021
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	817,906	66,104	30,318	914,328
Movements
Transfers
To stage 2 from stage 1	(33,051)	33,051		—
To stage 3 from stage 1	(6,617)		6,617	—
To stage 3 from stage 2		(5,836)	5,836	—
To stage 1 from stage 2	17,796	(17,796)		—
To stage 2 from stage 3		1,865	(1,865)	—
To stage 1 from stage 3	271		(271)	—
Net changes on financial assets	62,629	(11,629)	(719)	50,281
Write-offs	—	—	(9,089)	(9,089)
Exchange differences and others	19,766	1,825	460	22,051
Balance at the end of the year	878,700	67,584	31,287	977,571
A.It includes the effect of the stage 3 definition alignment with the accounting default definition, mainly by Santander Consumer USA.
In addition, at 31 December 2023, the Group had EUR 694 million (EUR 322 million at 31 December 2022 and EUR 420 million at 31 December 2021) of exposure in assets purchased with impairment of which EUR 273 million still show signs of additional impairment, which correspond mainly to the business combinations carried out by the Group.

2023 Annual report     Contents    Auditor's report
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

EUR million
	2023	2022	2021
Amount at beginning of the year	22,684	22,964	23,595
Impairment losses charged to income for the year	14,011	11,676	8,762
Of which:
Impairment losses charged to profit or loss	21,413	19,879	18,240
Impairment losses reversed with a credit to profit or loss	(7,402)	(8,203)	(9,478)
Change of perimeter	(48)	—	—
Write-off of impaired balances against recorded impairment allowance	(13,847)	(12,235)	(9,089)
Exchange differences and other changes	(12)	279	(304)
Amount at end of the year	22,788	22,684	22,964
Which correspond to:
Impaired assets	14,238	13,931	13,550
Other assets	8,550	8,753	9,414
Of which:
Individually calculated	2,951	2,493	2,496
Collective calculated	19,837	20,191	20,468
In addition, provisions for debt securities amounting to EUR 24 million were recorded at 31 December 2023 (provisions amounting to EUR 16 million and EUR 28 million as of 31 December 2022 and 2021, respectively), written-off assets recoveries have been recorded in the year amounting to EUR 1,592 million at 31 December 2023 (EUR 1,459 million and EUR 1,383 million at 31 December 2022 and 2021, respectively).
EUR 513 million were recorded in the account for losses on renegotiation or contractual modification at 31 December 2023 (EUR 630 and EUR 0 million at 31 December 2022 and 2021, respectively) mainly due to the impact of the adjustment of the gross amount of mortgage loans denominated and indexed to foreign currencies in Poland, and of the Moratorium law approved in July 2022 in this same country (see note 25.e.)
With this, the impairment recorded in Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes: 'Financial assets at fair value through other comprehensive income' and 'Financial assets at amortised cost (IFRS 9) and, Loans and receivables (IAS 39)'; amounts EUR 12,956 million at 31 December 2023 (EUR 10,863 million and EUR 7,407 million at 31 December 2022 and 2021, respectively).
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers during 2023, 2022 and 2021:

2023
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,626	5,127	13,931	22,684
Transfers
To stage 2 from stage 1	(696)	2,954		2,258
To stage 3 from stage 1	(405)		4,278	3,873
To stage 3 from stage 2		(1,820)	3,721	1,901
To stage 1 from stage 2	149	(905)		(756)
To stage 2 from stage 3		282	(920)	(638)
To stage 1 from stage 3	27		(184)	(157)
Net changes of the exposure and modifications in the credit risk	875	(557)	7,212	7,530
Write-offs	—	—	(13,847)	(13,847)
FX and other movements	20	(127)	47	(60)
Loss allowance at the end of the year	3,596	4,954	14,238	22,788

2022
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	4,188	5,226	13,550	22,964
Transfers
To stage 2 from stage 1	(713)	3,046		2,333
To stage 3 from stage 1	(557)		4,586	4,029
To stage 3 from stage 2		(1,802)	3,182	1,380
To stage 1 from stage 2	215	(894)		(679)
To stage 2 from stage 3		400	(933)	(533)
To stage 1 from stage 3	9		(161)	(152)
Net changes of the exposure and modifications in the credit risk	414	(1,056)	5,940	5,298
Write-offs	—	—	(12,235)	(12,235)
FX and other movements	70	207	2	279
Loss allowance at the end of the year	3,626	5,127	13,931	22,684

2023 Annual report     Contents    Auditor's report
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

EUR million
	2023	2022	2021
Balance at beginning of year	32,888	31,645	30,815
Net additions	14,944	13,060	9,390
Written-off assets	(13,847)	(12,235)	(9,089)
Changes in the scope of consolidation	(59)	—	—
Exchange differences and other	168	418	529
Balance at end of year	34,094	32,888	31,645
This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
At 31 December 2023, the Group’s written-off assets totalled EUR 48,138 million (EUR 43,675 million and EUR 40,585 million at 31 December 2022 and 2021, respectively).
Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2023:

EUR million
	Gross amount	Allowance recognised	Estimated collateral valueA
Without associated real collateral	14,375	8,102	—
With real estate collateral	10,373	2,583	7,682
With other collateral	9,346	3,553	5,213
Total	34,094	14,238	12,895
A.Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.
When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due —assets impaired due to arrears— or other circumstances that may arise which will not result in all contractual cash flows being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.
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
The breakdown of securitized loans held on the balance sheet, according to the nature of the financial instrument in which they are originated, is shown below:

EUR million
	2023	2022	2021
Retained on the balance sheet	75,738	82,603	80,600
Of which
Securitised mortgage assets	16,994	16,265	19,523
Of which: UK assets	6,096	4,144	5,295
Other securitised assets	58,744	66,338	61,077
TotalA	75,738	82,603	80,600
A.Note 22 details the liabilities associated with these securitisation transactions.
At 31 December 2023, Grupo Santander had loans that had been fully derecognised and for which it retained servicing amounting to EUR 13,923 million (EUR 13,711 million and EUR 14,141 million at 31 December 2022 and 2021, respectively).

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

11. Trading derivatives
The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2023, 2022 and 2021 is as follows:

EUR million
	2023		2022		2021
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives
Interest rate risk
Forward rate agreements	829,913	3	100,579	22	147,603	(11)
Interest rate swaps	5,381,966	5,514	4,844,043	2,387	3,920,945	1,931
Options, futures and other derivatives	398,519	(51)	495,994	(1,261)	508,723	(228)
Credit risk
Credit default swaps	22,462	(86)	16,185	(6)	13,571	436
Foreign currency risk
Foreign currency purchases and sales	471,955	33	384,024	423	329,781	(664)
Foreign currency options	77,934	288	54,967	150	49,680	(114)
Currency swaps	586,405	(581)	496,441	(245)	430,644	(1,293)
Securities and commodities derivatives and other	68,664	619	71,237	641	69,850	669
Total	7,837,818	5,739	6,463,470	2,111	5,470,797	726
12. Non-current assets
The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
Tangible assets	2,991	3,435	4,089
Of which:
Foreclosed assets	2,773	3,101	3,651
Of which property assets in Spain	2,138	2,596	3,120
Other tangible assets held for sale	218	334	438
Other assets	23	18	—
Total	3,014	3,453	4,089
At 31 December 2023, the provisions recognised for the total non-current assets held for sale totalled EUR 2,956 million (EUR 3,425 million and EUR 3,811 million at 31 December 2022 and 2021, respectively). The charges recorded in those years amounted to EUR 139 million, EUR 204 million and EUR 239 million, respectively, and the recoveries during these exercises are amounted to EUR 88 million, EUR 110 million and EUR 98 million, respectively.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

13. Investments
a) Breakdown
The detail, by company, of Investments is as follows:

EUR million
	2023	2022	2021
Associated entities	5,682	5,634	5,833
Merlin Properties, SOCIMI, S.A.	1,621	1,653	1,640
Caceis	1,139	1,046	975
Zurich Santander Insurance America, S.L. - Consolidated	936	916	826
Metrovacesa, S.A.	899	979	1,087
CNP Santander	423	406	418
Ebury Partners Limited (note 3)	—	—	394
Other companies	664	634	493

Joint Ventures entities	1,964	1,981	1,692
Santander Caceis Latam Holding 1, S.L. - Consolidated (previously Santander Securities Services Latam Holding, S.L)	389	359	334
Santander Vida Seguros y Reaseguros, S.A.	362	356	378
U.C.I., S.A. - Consolidated	349	416	228
Fortune Auto Finance Co., Ltd.	254	244	222
Hyundai Capital UK Limited	205	223	201
Banco RCI Brasil S.A.	92	95	92
Other companies	313	288	237
Total Associated entities and Joint ventures	7,646	7,615	7,525
Of the entities included above, at 31 December 2023, the entities Merlin Properties, SOCIMI, S.A, and Metrovacesa S.A. and Compañía Española de Viviendas en Alquiler, S.A., are the only listed companies.
Below is a breakdown of the Goodwill of the main investments in joint ventures and associates included in the balance of this heading:

EUR million
	2023	2022	2021
Goodwill	1,460	1,508	1,723
Of which:
Zurich Santander Insurance America, S.L. - Consolidated	526	526	526
Caceis	337	337	337
b) Changes
The changes in the investments were as follows:

EUR million
	2023	2022	2021
Balance at beginning of year	7,615	7,525	7,622
Acquisitions (disposals) of companies and capital increases (reductions)	52	142	94
Changes in the consolidation method (note 3)	(43)	(320)	—
Of which:
Ebury Partners Limited	—	(382)	—
Effect of equity accounting	613	702	432
Dividends distributed and reimbursements of share premium	(565)	(560)	(662)
Of which:
Zurich Santander Insurance América, S.L. - Consolidado	(202)	(160)	(230)
Caceis	—	—	(144)
Hyundai Capital UK Limited	(58)	—	—
Santander Vida Seguros y Reaseguros, S.A.- Consolidated	(52)	(40)	(31)
CNP Santander	(51)	(15)	(60)
Merlin Properties, SOCIMI, S.A.	(51)	(139)	(52)
Metrovacesa, S.A.	(50)	(124)	(60)
Other global result	(24)	70	(13)
Exchange differences and other changes	(2)	56	52
Balance at end of year	7,646	7,615	7,525
c) Impairment adjustments
During the years 2023, 2022 and 2021 there was no evidence of significant impairment in the Group's associated interests.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

d) Other information
A summary of the financial information at the end of December 2023 of the main associates and joint ventures (obtained from the information available at the date of preparation of the consolidated financial statements) is shown below:

EUR million
	Associates					Joint ventures
	Merlin Properties, SOCIMI, S.A.A	Metrovacesa, S.A.A	Caceis	Zurich Santander Insurance América, S.L. - Consolidated	CNP Santander	Santander Caceis Latam Holding, S.L. - Consolidated	U.C.I., S.A. - Consolidated	Hyundai Capital UK Limited	Fortune Auto Finance Co., LTD	Santander Vida Seguros y Reaseguros, S.A.- Consolidated (note 3)	Banco RCI Brasil S.A.
Current assets	539	2,106	31,026	1,595	217	140	270	1,885	186	88	8
Non current assets	11,512	407	85,305	19,252	2,157	584	10,302	3,099	2,034	1,702	2,144
Total assets	12,051	2,513	116,331	20,847	2,374	724	10,572	4,984	2,220	1,790	2,152
Current liabilities	951	382	8,979	333	25	136	146	2,465	21	198	73
Non current liabilities	4,252	326	102,575	19,405	1,907	13	9,776	2,107	1,691	1,025	1,842
Total liabilities	5,203	708	111,554	19,738	1,932	149	9,922	4,572	1,712	1,223	1,915
Attributable profit for the period	263	(23)	392	465	100	80	(88)	72	50	109	31
Other accumulated comprehensive income	80	—	(6)	(639)	(43)	(209)	150	(7)	(19)	(48)	(223)
Rest of equity	6,505	1,828	4,391	1,283	385	704	588	347	477	506	429
Total Equity	6,848	1,805	4,777	1,109	442	575	650	412	508	567	237
Total liabilities and equity	12,051	2,513	116,331	20,847	2,374	724	10,572	4,984	2,220	1,790	2,152

Ordinary activities income	487	524	6,459	5,097	817	143	592	1,110	219	737	299
Profit (loss) from continuing operations	41	(23)	392	465	100	80	(88)	72	50	109	31
Profit (loss) for the year from discontinuing operations	222	—	—	—	—	—	—	—	—	—	—
A.Data as of 31 December 2022, latest accounts available.
14. Insurance contracts linked to pensions
The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	93	104	149
	93	104	149

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

15. Liabilities under insurance contracts
The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (see note 2.i) is as follows:

EUR million
	2023	2022	2021
Liabilities relating to insurance contracts	17,799	16,426	18,560
Component of the present value of future cash flows (BEL)	16,627	15,206	17,196
Risk adjustment (RA)	211	154	185
Contractual service margin (CSM)	424	481	592
Remaining coverage liability	71	78	75
Liabilities for incurred claims (LIC)	466	507	512
The balance of liabilities under insurance contracts reflected in the consolidated balance sheet includes the following elements:
•Liability for Remaining Coverage (LRC): amount of obligations provisioned to meet the fulfillment of future services assigned to the group on a date for a specific coverage period . The valuation differs depending on the length of the coverage period of the contract groups. In the case of long-term contracts, valued using the General Method (BBA) or the Variable Commission Method (VFA), this amount is formed from the sum of BEL, RA and CSM; In the case of short-term contracts, this amount is calculated using the Premium Allocation Method (PAA).
•Liability for Incurred Claims (LIC): amount of obligations provisioned to meet the fulfillment of past services assigned to the group on a date.

The insurance activity is carried out mainly in the life insurance sector in its life-savings modality. Within the amount of liabilities for insurance contracts, Individual Life Annuities are the product that has the greatest weight in the consolidated balance sheet. This product consists of life annuities where the client contributes a single premium and receives a constant and periodic insured income (monthly, quarterly, semi-annual or annual) until his death where, at that time, the beneficiaries will receive the insured capital of 102% or 101% of the premium contributed. This product is valued using the General Method (BBA) methodology and its remaining coverage liability is made up of the following components:
•Best Estimated Liability (BEL): estimate of incoming and outgoing cash flows weighted by their probability of occurrence and discounted to a certain curve in order to reflect the time value of money over time. weather.
•Risk adjustment for non-financial risk (RA): reflects compensation for the uncertainty of cash flows by quantifying the amount necessary to compensate for unexpected losses in liability flows.
•Contractual Service Margin (CSM): future benefit to be recognized during the coverage period.
•The income and expenses recorded in the profit and loss account for the insurance activity, including reinsurance income and expenses, are not material in the Group's consolidated annual accounts.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

16. Tangible assets
a) Changes
The changes in Tangible assets in the consolidated balance sheets were as follows:

EUR million
	Tangible assets				Of which: For leasing
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Cost
Balances at 1 January 2021	24,896	24,204	1,460	50,560	3,948	—	—	3,948
Additions / disposals (net) due to change in the scope of consolidation	66	(257)	—	(191)	1	—	—	1
Additions / disposals (net)	781	(1,076)	(64)	(359)	96A	—	—	96
Transfers, exchange differences and other items	(214)	1,552	141	1,479	384	—	—	384
Balance at 31 December 2021	25,529	24,423	1,537	51,489	4,429	—	—	4,429
Additions / disposals (net) due to change in the scope of consolidation	14	89	—	103	1	—	—	1
Additions / disposals (net)	604	(822)	(64)	(282)	109A	—	—	109
Transfers, exchange differences and other items	423	1,476	107	2,006	153	—	—	153
Balance at 31 December 2022	26,570	25,166	1,580	53,316	4,692	—	—	4,692
Additions / disposals (net) due to change in the scope of consolidation	11	37	—	48	(13)	—	—	(13)
Additions / disposals (net)	1,122	742	(34)	1,830	125A	—	—	125
Transfers, exchange differences and other items	(1,460)	(641)	30	(2,071)	33	—	—	33
Balance at 31 December 2023	26,243	25,304	1,576	53,123	4,837	—	—	4,837

Accumulated depreciation
Balances at 1 January 2021	(11,543)	(5,585)	(133)	(17,261)	(1,217)	—	—	(1,217)
Disposals due to change in the scope of consolidation	(1)	40	—	39	—	—	—	—
Disposals	733	3,390	3	4,126	44	—	—	44
Charge for the year	(1,733)	—	(10)	(1,743)	(612)	—	—	(612)
Transfers, exchange differences and other items	529	(3,083)	(9)	(2,563)	(4)	—	—	(4)
Balance at 31 December 2021	(12,015)	(5,238)	(149)	(17,402)	(1,789)	—	—	(1,789)
Disposals due to change in the scope of consolidation	(7)	(30)	4	(33)	—	—	—	—
Disposals	1,065	2,882	16	3,963	164	—	—	164
Charge for the year	(1,821)	—	(13)	(1,834)	(636)	—	—	(636)
Transfers, exchange differences and other items	(114)	(3,192)	(30)	(3,336)	(4)	—	—	(4)
Balance at 31 December 2022	(12,892)	(5,578)	(172)	(18,642)	(2,265)	—	—	(2,265)
Disposals due to change in the scope of consolidation	7	—	—	7	7	—	—	7
Disposals	284	2,540	—	2,824	160	—	—	160
Charge for the year	(1,744)	—	(11)	(1,755)	(609)	—	—	(609)
Transfers, exchange differences and other items	1,708	(2,744)	(16)	(1,052)	98	—	—	98
Balance at 31 December 2023	(12,637)	(5,782)	(199)	(18,618)	(2,609)	—	—	(2,609)
A. Includes contract extensions on operating leases and repurchases.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	Tangible assets				Of which: For leasing
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses
Balances at 1 January 2021	(140)	(60)	(364)	(564)	(9)	—	—	(9)
Impairment charge for the year	(144)	(17)	(8)	(169)	(13)	—	—	(13)
Releases	10	4	5	19	1	—	—	1
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	61	—	3	64	7	—	—	7
Exchange differences and other	(42)	(29)	(44)	(115)	(1)	—	—	(1)
Balance at 31 December 2021	(255)	(102)	(408)	(765)	(15)	—	—	(15)
Impairment charge for the year	(95)	(33)	(29)	(157)	(2)	—	—	(2)
Releases	12	1	4	17	1	—	—	1
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	34	76	9	119	13			13
Exchange differences and other	115	25	45	185	(11)	—	—	(11)
Balance at 31 December 2022	(189)	(33)	(379)	(601)	(14)	—	—	(14)
Impairment charge for the year	(115)	(29)	(12)	(156)	(39)	—	—	(39)
Releases	5	11	4	20	4	—	—	4
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	36	—	4	40	5			5
Exchange differences and other	65	47	(38)	74	(1)	—	—	(1)
Balance at 31 December 2023	(198)	(4)	(421)	(623)	(45)	—	—	(45)

Tangible assets, net
Balances at 31 December 2021	13,259	19,083	979	33,321	2,625	—	—	2,625
Balances at 31 December 2022	13,489	19,555	1,029	34,073	2,413	—	—	2,413
Balances at 31 December 2023	13,408	19,518	956	33,882	2,183	0	—	2,183

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

b) Tangible assets - For own use
The detail, by class of asset, of 'Property, plant and equipment' which is owned by the Group in the consolidated balance sheets is as follows:

EUR million
	Tangible assets for own use				Of which: for leasing
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	13,855	(3,675)	(240)	9,940	2,570
IT equipment and fixtures	5,543	(4,335)	—	1,208	42
Furniture and vehicles	5,982	(3,954)	—	2,028	12
Construction in progress and other items	149	(51)	(15)	83	—
Balances at 31 December 2021	25,529	(12,015)	(255)	13,259	2,624

Land and buildings	14,623	(4,467)	(175)	9,981	2,349
IT equipment and fixtures	5,285	(3,984)	—	1,301	53
Furniture and vehicles	6,445	(4,389)	—	2,056	11
Construction in progress and other items	217	(52)	(14)	151	—
Balances at 31 December 2022	26,570	(12,892)	(189)	13,489	2,413

Land and buildings	14,973	(5,010)	(154)	9,809	2,104
IT equipment and fixtures	5,614	(4,154)	—	1,460	60
Furniture and vehicles	5,412	(3,424)	—	1,988	19
Construction in progress and other items	244	(49)	(44)	151	—
Balances at 31 December 2023	26,243	(12,637)	(198)	13,408	2,183
The carrying amount at 31 December 2023 in the foregoing table includes the following approximate amounts EUR 7,119 million (EUR 7,083 million at 31 December 2022 and EUR 6,753 million at 31 December 2021) relating to property, plant and equipment owned by group entities and branches located abroad.
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
Of the EUR 19,518 million that the Group had assigned to operating leases at 31 December 2023 (EUR 19,555 million and EUR 19,083 at 31 December 2022 and 2021, respectively), EUR 12,525 million (EUR 13,389 and EUR 13,630 at 31 December 2022 and 2021, respectively) relate to vehicles of Santander US Auto's business. The variable lease payments of various items of this business are not significant.
In addition, the maturity analysis of the assets leased out under operating leases from Santander US Auto, is as follows:

EUR million
2023
Maturity Analysis
2024	3,365
2025	4,248
2026	5,100
2027	1,124
d) Tangible assets - Investment property
The fair value of investment property at 31 December 2023, 2022, 2021 amounted to EUR 1,163, 1,153 and 1,088 million, respectively. A comparison of the fair value of investment property at 31 December 2023, 2022 and 2021 with the net book value shows gross unrealised gains of EUR 207, 124 and 109 million, respectively, attributed completely to the group.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2023, 2022 and 2021 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.
17. Intangible assets – Goodwill
The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

EUR million
	2023	2022	2021
Banco Santander (Brasil)	3,679	3,503	3,219
SAM Investment Holdings Limited	1,444	1,444	1,444
Santander Consumer Germany	1,304	1,304	1,304
Santander Bank Polska	1,159	1,075	1,095
Santander Portugal	1,040	1,040	1,040
Santander US Auto	1,003	1,039	979
Santander España	998	998	1,027
Santander Holding USA (ex. Auto)A	814	844	643
Santander UK	612	599	633
Grupo Financiero Santander (México)	523	469	435
Banco Santander - Chile	516	548	516
Ebury Partners	350	298	—
Santander Consumer Nordics	206	215	224
Other companies	369	365	154
Total Goodwill	14,017	13,741	12,713
A.Includes the Santander US Capital Markets LLC's business (previously Amherst Pierpont Securities LLC) (see note 3).

The changes in goodwill were as follows:

EUR million
	2023	2022	2021
Balance at beginning of year	13,741	12,713	12,471
Additions (note 3)	56	534	81
Of which:
Ebury Partners	45	316	—
Santander Holding USA (ex. Auto) A	—	158	—
Impairment losses	(20)	—	(6)
Disposals or changes in scope of consolidation	—	—	—
Exchange differences and other items	240	494	167
Balance at end of year	14,017	13,741	12,713
A.Acquisition of Santander US Capital Markets LLC (previously Amherst Pierpont Securities LLC) (see note 3).

Grupo Santander has goodwill generated by cash-generating units located in non-euro currency countries (mainly Brazil, Poland, the United States, the United Kingdom, Chile, Mexico, Norway and Sweden) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2023 there was an increase of EUR 240 million (an increase of EUR 494 million in 2022 and EUR 167 million in 2021), due to exchange differences and other items which, pursuant to current standards, were recognised with a change to 'Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense' (see note 29.d).
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

2023 Annual report     Contents    Auditor's report
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
During 2023, the Group has recognised impairment losses of EUR 20 million euros of immaterial goodwill that has been recorded under the heading 'Impairment or reversal of the impairment of non-financial assets - Intangible assets' (EUR 0 million and EUR 6 million in 2022 and 2021, respectively). Goodwill is deducted from CET1 for regulatory purposes, so an impairment of goodwill has no impact on the Group's capital ratios.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Following is a detail of the main assumptions taken into account in determining the recoverable amount, at 2023 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	2023
	Projected period	Discount rateA	Nominal perpetual growth rate
Santander UK	5 years	11.9%	2.5%
Santander Bank Polska	5 years	13.2%	5.0%
Santander US Auto	3 years	12.8%	3.0%
Santander Holding USA (ex. Auto)B	5 years	13.4%	3.5%
Santander Consumer Germany	5 years	9.7%	2.3%
SAM Investment Holdings, Limited	5 years	11.6%	2.5%
Santander Portugal	5 years	11.2%	2.5%
A.Post-tax discount rate.
B.Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The discount and nominal perpetual growth rates taken into account in 2022 and 2021 are presented below for comparison purposes:

	Discount rateA		Nominal perpetual growth rate
	2022	2021	2022	2021
Santander UK	11.1%	9.2%	2.5%	2.3%
Santander Bank Polska	15.6%	10.3%	4.8%	3.5%
Santander US Auto	12.2%	10.6%	2.8%	1.5%
Santander Holding USA (ex. Auto)B	12.6%	11.6%	3.5%	3.0%
Santander Consumer Germany	9.4%	8.3%	2.3%	1.8%
SAM Investment Holdings, Limited	12.2%	10.4%	2.5%	2.5%
Santander Portugal	11.1%	9.7%	2.3%	1.8%
A.Post-tax discount rate.
B.Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The variations reflected in the assumptions used in 2023 are mainly a consequence of the current macroeconomic scenario, as well as the level of inflation and difficulties in supply chains, which have led to a rapid increase in central banks' benchmark interest rates in the main countries where the Group's CGU are operating.
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
The recoverable amount of Banco Santander - Chile and Banco Santander (Brasil) was calculated as the fair values of the aforementioned cash-generating units obtained from the quoted market prices of their shares at year-end. This value exceeded the amount to be recovered. A significant reduction in the quoted market prices of these cash generating unit could result in an indication of impairment which in turn may lead to a goodwill impairment charge in the future.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

18. Intangible assets - Other intangible assets
The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2023, 2022, and 2021 is as follows:

EUR million
	Estimated useful life	31/12/2022	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31/12/2023
Cost		12,502	2,197	176	—	(230)	128	14,773
Brand names		33	—	8		(2)	1	40
IT developments	3-10 years	10,721	2,197	18		(196)	127	12,867
Other		1,748	—	150		(32)	—	1,866
Accumulated amortisation		(7,554)	—	5	(1,429)	209	(82)	(8,851)
Development		(6,866)	—	—	(1,294)	177	(95)	(8,078)
Other		(688)	—	5	(135)	32	13	(773)
Impairment losses		(44)	—	—	(53)	21	8	(68)
Of which addition		—	—	—	(53)	—	—	—
Liberation		—	—	—	—	—	—	—
		4,904	2,197	181	(1,482)	—	54	5,854

EUR million
	Estimated useful life	31/12/2021	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31/12/2022
Cost		10,712	1,757	381	—	(511)	163	12,502
Brand names		4	—	27		—	2	33
IT developments	3-10 years	9,189	1,748	153		(497)	128	10,721
Other		1,519	9	201		(14)	33	1,748
Accumulated amortisation		(6,707)	—	—	(1,151)	412	(108)	(7,554)
Development		(6,149)	—	—	(1,024)	403	(96)	(6,866)
Other		(558)	—	—	(127)	9	(12)	(688)
Impairment losses		(134)	—	—	(75)	99	66	(44)
Of which addition		—	—	—	(75)	—	—	—
Liberation		—	—	—	—	—	—	—
		3,871	1,757	381	(1,226)	—	121	4,904

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	Estimated useful life	31/12/2020	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31/12/2021
Cost		9,376	1,409	5	—	(293)	215	10,712
Brand names		37	—	—		(34)	1	4
IT developments	3-10 years	7,900	1,325	4		(212)	172	9,189
Other		1,439	84	1		(47)	42	1,519
Accumulated amortisation		(5,809)	—	(2)	(1,013)	232	(115)	(6,707)
Development		(5,307)	—	(1)	(922)	178	(97)	(6,149)
Other		(502)	—	(1)	(91)	54	(18)	(558)
Impairment losses		(130)	—	—	(65)	61	—	(134)
Of which addition		—	—	—	(65)	—	—	—
Liberation		—	—	—	—	—	—	—
		3,437	1,409	3	(1,078)	—	100	3,871
In 2023, 2022 and 2021, impairment losses of EUR 53 million, EUR 75 million and EUR 65 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses are related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.
19. Other assets
The detail of 'Other assets' is as follows:

EUR million
	2023	2022	2021
Transactions in transit	246	83	157
Net pension plan assets (note 25)	1,001	1,345	1,990
Prepayments and accrued income	2,911	3,003	2,610
Other (note 2.m)	4,598	5,536	3,683
	8,756	9,967	8,440

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

20. Deposits from central banks and credit institutions
The detail, by classification, counterparty, type and currency, of Deposits from central banks and 'Deposits from credit institutions' in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
CENTRAL BANKS
Classification
Financial liabilities held for trading	7,808	5,757	1,038
Financial liabilities designated at fair value through profit or loss	1,209	1,740	607
Financial liabilities at amortized cost	48,782	76,952	139,757
	57,799	84,449	141,402
Type
Deposits on demand	117	—	10
Time deposits	43,853	72,320	134,439
Reverse repurchase agreements	13,829	12,129	6,953
	57,799	84,449	141,402
CREDIT INSTITUTIONS
Classification
Financial liabilities held for trading	17,862	9,796	6,488
Financial liabilities designated at fair value through profit or loss	1,735	1,958	1,064
Financial liabilities at amortized cost	81,246	68,582	52,235
	100,843	80,336	59,787
Type
Deposits on demand	5,468	6,808	6,139
Time deposits	54,402	49,221	37,332
Reverse repurchase agreements	40,689	24,245	16,198
Subordinated deposits	284	62	118
	100,843	80,336	59,787
Currency
Euro	53,921	65,133	107,908
Pound sterling	27,697	35,357	42,451
US dollar	49,447	30,924	24,012
Brazilian real	7,997	14,195	11,297
Other currencies	19,580	19,176	15,521
TOTAL	158,642	164,785	201,189
At 31 December 2023, the balance of the conditional long-term financing of the European Central Bank (TLTRO- Targeted Long-Term Refinancing Operation-) amounts to EUR 11,583 million, which corresponds to TLRTO III (EUR 33,536 million and EUR 88,894 million at 31 December 2022 and 2021, respectively).
At 31 December 2023, the expense recognized in the consolidated income statement corresponding to TLTRO III amounts to EUR 659 million (income of EUR 489 million and EUR 868 million at 31 December 2022 and 2021, respectively), as a result of the conditions of the financing program (see note 2.c.iv).

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost.
21. Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

EUR million
	2023	2022	2021
Classification
Financial liabilities held for trading	19,837	12,226	6,141
Financial liabilities designated at fair value through profit or loss	32,052	31,143	7,818
Financial liabilities at amortized cost	995,280	966,353	886,595
	1,047,169	1,009,722	900,554
Geographical area
Spain	388,736	386,826	305,775
European Union (excluding Spain)	120,540	111,930	108,361
United Kingdom	235,698	232,364	243,734
United States	83,555	87,497	73,814
Rest of America	208,713	181,782	159,381
Rest of the world	9,927	9,323	9,489
	1,047,169	1,009,722	900,554
Type
Demand deposits-	661,262	710,232	717,728
Current accounts	437,972	477,739	482,649
Savings accounts	216,077	225,445	227,318
Other demand deposits	7,213	7,048	7,761
Time deposits-	307,085	236,099	146,469
Fixed-term deposits and other term deposits	302,545	232,619	144,382
Home-purchase savings accounts	33	38	38
Discount deposits	—	—	3
Hybrid financial liabilities	4,408	3,296	1,906
Subordinated liabilities	99	146	140
Repurchase agreements	78,822	63,391	36,357
	1,047,169	1,009,722	900,554
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

22. Marketable debt securities
a) Breakdown
The detail, by classification and type, of Marketable debt securities is as follows:

EUR million
	2023	2022	2021
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	5,371	5,427	5,454
Financial liabilities at amortized cost	303,208	274,912	240,709
	308,579	280,339	246,163
Type
Bonds and debentures outstanding	231,880	211,597	194,362
Subordinated	30,529	25,717	25,938
Notes and other securities	46,170	43,025	25,863
	308,579	280,339	246,163
The distribution of the book value of debt securities issued by contractual maturity at 31 December 2023 is shown below:

EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	—	5,934	3,160	21,435	30,529
Senior unsecured debt	2,788	23,351	54,527	35,156	28,099	143,921
Senior secured debt	3,283	17,845	33,733	20,344	12,754	87,959
Promissory notes and other securities	22,802	23,368	—	—	—	46,170
Debt securities issued	28,873	64,564	94,194	58,660	62,288	308,579
The distribution by contractual maturity of the notional amounts of these debt securities issued at 31 December 2023 is as follows:

EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	—	5,913	3,135	20,978	30,026
Senior unsecured debt	2,741	22,957	53,607	34,563	27,624	141,492
Senior secured debt	3,290	17,884	33,806	20,388	12,782	88,150
Promissory notes and other securities	22,788	23,352	—	—	—	46,140
Debt securities issued	28,819	64,193	93,326	58,086	61,384	305,808

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

b) Bonds and debentures outstanding
The detail, by currency of issue, of 'Bonds and debentures outstanding' is as follows:

				2023
	EUR million
Currency of issue	2023	2022	2021	Outstanding issue amount in foreign currency (Million)	Annual interest rate (%)
Euro	101,657	87,295	90,348	101,657	2.22%
US dollar	70,229	75,798	66,581	77,624	3.95%
Pound sterling	20,520	15,883	13,340	17,805	3.86%
Brazilian real	21,861	18,024	9,131	117,281	11.71%
Chilean peso	4,921	4,653	3,757	4,749,711	3.12%
Other currencies	12,692	9,944	11,205
Balance at end of year	231,880	211,597	194,362

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The changes in 'Bonds and debentures outstanding' were as follows:

EUR million
	2023	2022	2021
Balance at beginning of year	211,597	194,362	191,577
Net inclusion of entities in the Group	(1,467)	—	—
Of which:
Auto ABS UK Loans PLC	(841)	—	—
PSA Bank Deutschland GmbH	(626)	—	—
Issues	68,568	66,033	59,937
Of which:
Banco Santander, S.A.	19,706	19,243	11,766
Banco Santander (Brasil) S.A.	12,781	11,233	14,996
Santander Consumer USA Holdings Inc.	7,309	13,315	15,771
Santander UK Group Holdings plc	6,002	10,178	3,372
Santander Consumer Finance, S.A.	2,557	1,293	1,169
Santander Holdings USA, Inc.	1,850	2,315	—
Banco Santander Totta, S.A.	1,734	113	183
Santander Consumer Bank S.p.A.	1,460	—	505
Santander Bank, National Association	1,346	1,222	252
Santander Consumer Bank AG	1,256	—	—
Banque Stellantis France (previously PSA Banque France)	1,145	60	815
Santander Bank Polska S.A.	1,102	—	—
Santander International Products, Plc.	1,054	599	914
Banco Santander - Chile	814	1,486	1,158
SC Germany S.A., Compartment Consumer 2023-1	783	—	—
Santander Consumo 4, F.T.	—	—	1,531
SC Germany S.A., Compartment Consumer 2021-1	—	—	1,496
Redemptions and repurchases	(48,825)	(49,903)	(61,846)
Of which:
Santander Consumer USA Holdings Inc.	(14,466)	(15,252)	(15,151)
Banco Santander (Brasil) S.A.	(10,542)	(2,721)	(15,182)
Banco Santander, S.A.	(7,889)	(9,297)	(3,185)
Santander UK Group Holdings plc	(6,185)	(5,267)	(14,695)
Santander Consumer Finance, S.A.	(1,800)	(3,357)	(3,779)
Banque Stellantis France (previously PSA Banque France)	(813)	(1,165)	(335)
Banco Santander - Chile	(575)	(1,452)	(1,030)
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(140)	(1,316)	(411)
Santander Holdings USA, Inc.	—	(3,153)	(778)
Exchange differences and other movements	2,007	1,105	4,694
Balance at year-end	231,880	211,597	194,362

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

c) Notes and other securities
The notes of the Group (see Note 22.a) were issued basically by Santander Consumer Finance, S.A., Santander UK plc, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A., Santander Consumer Bank AG, Banque Stellantis France, Banco Santander - Chile and Banco Santander S.A. - Uruguay.
d) Guarantees
Set forth below is information on the liabilities secured by assets:

EUR million
	2023	2022	2021
Asset-backed securities	37,717	40,138	40,519
Of which, mortgage-backed securities	3,019	1,549	1,487
Other mortgage securities	49,478	43,650	41,779
Of which: mortgage-backed bonds	24,619	22,049	23,197
Covered bonds (non mortgage and export financing)	764	352	630
	87,959	84,140	82,928
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
b.Other asset - backed securities: includes asset-backed securities, notes issued by securitization funds collateralized mainly by mortgage loans that do not meet the above requirements and other loans (mainly personal loans with an average maturity of five years and loans to SMEs with average maturities of seven years) and private issues of Santander Consumer USA Holdings Inc. collateralized by vehicles assigned under operating leases.
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
Grupo Santander has a balance corresponding to mortgage bonds at 31 December 2023 of EUR 24,619 million (all of them issued in euros), which correspond to issues of Banco Santander, SA (with an outstanding face value of EUR 24,457 million).
The issuing entity may repay the mortgage bonds early, if this has been expressly established in the final conditions of the issue in question and in the conditions established there.
None of the mortgage bonds issued by Banco Santander have replacement assets involved.
During 2023, the Bank of Spain has published Circular 1/2023 of 4 February , which modifies Circular 4/2017, repealing the breakdown in the annual accounts and the information related to internal accounting development and management control.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

23. Subordinated liabilities
a) Breakdown
The detail, by currency of issue, of Subordinated liabilities, deposits and marketable debt securities, in the consolidated balance sheets is as follows:

				2023
	EUR million			Outstanding issue amount in foreign currency (million)	Annual interest rate (%)
Currency of issue	2023	2022	2021
Euro	13,684	12,940	13,857	13,684	3.81%
US dollar	11,300	8,438	8,236	12,490	6.17%
Pound sterling	1,353	1,358	1,535	1,174	4.30%
Brazilian real	2,518	1,127	879	13,509	13.72%
Other currencies	2,057	2,063	1,689
Balance at end of year	30,912	25,926	26,196
Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end.
b) Changes
The movement in the balance of subordinated liabilities in the last three years were as follows:

EUR million
	2023	2022	2021
Balance at beginning of year	25,926	26,196	21,880
Net inclusion of entities in the Group	(40)	—	—
IssuancesA	7,007	119	5,340
Of which:
Banco Santander, S.A.	5,610	—	4,469
Banco Santander (Brasil) S.A.	1,112	—	871
Banque Stellantis France	150	—	—
Banco Santander - Chile	—	113	—
Redemptions and repurchasesA	(1,781)	(1,040)	(1,500)
Of which:
Banco Santander, S.A.	(1,000)	(889)	(1,500)
Santander UK plc	(702)	(98)	—
Banque Stellantis France	(78)	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	(52)	—
Exchange differences and other movements	(200)	651	476
Balance at end of year	30,912	25,926	26,196
A.The balance relating to issuances, redemptions and repurchases (EUR 5,226 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,150 million), is included in the cash flow from financing activities.

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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Issues by Banco Santander, S.A.
At 29 December 2023, Banco Santander, S.A., proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1692931121 for a total nominal amount of EUR 1,000 million and which were traded on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
At 21 November 2023, Banco Santander, S.A., carried out a placement of two series of contingently convertible preferred shares into newly issued ordinary shares of the Bank, for a total nominal amount of USD 1,150 million (EUR 1,054 million at the exchange rate on the day of issue) and USD 1,350 million (EUR 1,235 million at the exchange rate on the day of issue), respectively.
The issue was carried out at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, was set (i) for the first Series at 9.625% annually for the first five years and six months, being reviewed every five years thereafter by applying a margin of 530.6 basis points on the five-year UST rate (5-year UST), and (ii) for the second Series at 9.625% annually for the first ten years, being reviewed thereafter every five years, applying a margin of 529.8 basis points on the five-year UST rate.
At 8 August 2023, Banco Santander, S.A. carried out an issue of subordinated obligations for an amount of 2,000 million dollars (1,821 million euros at the exchange rate on the day of issuance). The issue was carried out at par coupon was set at 6.921% per year, payable semiannually during the 10-year life of the operation.
At 23 May 2023, Banco Santander, S.A. issued subordinated bonds for an amount of 1,500 million euros for a term of 10 years and 3 months. The issue was carried at 99.739% and the coupon of the issue was set at 5.75% annually for the first 5 years and 3 months, with the option of amortization in August 2028, revising the coupon, in case of non-amortization, at a margin of 285 points plus the Euro Swap type 5 years.
At 6 July 2022 and 20 July 2022, two subordinated issues matured for a nominal amount of EUR 114 million and EUR 25 million, respectively.
At 25 April 2022, Banco Santander, S.A. proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1602466424 and common code 160246642 in circulation, for a total nominal amount of EUR 750 million and which were traded on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
At 22 November 2021, Banco Santander, S.A. issued subordinated debentures for a term of eleven years, with a redemption option on the tenth anniversary of the issue date, in the amount of USD 1,000 million (EUR 1,007 million at the exchange rate on the day of issue). The issue bears interest at an annual rate of 3.225%, payable semi-annually, for the first ten years. This issue has an early redemption option in the tenth year from the issue date and if the redemption is not executed in the tenth year, the coupon is repriced at a margin of 160 points over the one-year US government bond.
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
At 11 September 2021, Banco Santander, S.A. proceeded to redeem early and voluntarily the entire issue made on 11 September 2014 of tier 1 contingently convertible preference shares (PPCC) with ISIN code XS1107291541 which are traded in the Irish Stock Exchange Market 'Global Exchange Market', for a total nominal amount of EUR 1,500 million.
At 12 May 2021, Banco Santander, S.A. placed the issue of preference shares contingently convertible into newly issued ordinary shares of the Bank, previously announced, for a total nominal amount of EUR 1,578 million, issued in a Series in Dollars of USD 1,000 million (EUR 828 million at the exchange rate on the day of issue) and a Series in Euros for an amount of EUR 750 million. The issuance was carried out at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, was set (i) for the Series in Dollars at 4.750% per annum for the first six years, being revised every five years applying a margin of 375.3 basis points over the 5-year UST rate and (ii) for the Series in Euros by 4.125% per annum for the first seven years, being revised every five years applying a margin of 431.1 basis points over the applicable 5-year euro mid-swap.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

At 8 February 2019, Banco Santander, S.A, carried out an issue of PPCC for a nominal amount of USD 1,200 million (EUR 1,056 million). The remuneration of the issues whose payment is subject to certain conditions and is also discretionary was set at 7.50% per annum, for the first five years (revised thereafter by applying a margin of 498.9 points over the SOFR Spread Adjusted ICE Swap 5-year).
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
Issues by Banco Santander - Chile
In January 2022, Banco Santander - Chile carried out an issuance, in the local market, of subordinated obligations with a term of 6 years, for an amount of UF 3.3 million (equivalent to USD 105 million), which accrues an annual interest of 1.25%.
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
Issues Banco Santander (Brasil) S.A.
At the beginning of October 2023, Banco Santander (Brasil) S.A. carried out an issue of Subordinated Financial Bills (TIER II) in its local market for a 10-year term, with a repurchase option as of the fifth anniversary of the issue date, in the amount of BRL 6,000 million. The issue price was CDI +1.6% per annum, payable at maturity.
At the end of November 2021, Banco Santander (Brasil) S.A. carried out an issue of Subordinated Financial Bills (TIER II) in its local market for a 10-year term, with a repurchase option as of the fifth anniversary of the issue date, in the amount of BRL 5,500 million. The issue price was CDI 2% per annum, payable at maturity.
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
The accrued interests from the subordinated liabilities during 2023 amounted to EUR 1,049 million (EUR 992 million and EUR 648 million during 2022 and 2021, respectively).
In addition, interests from the PPCC and PPCA during 2023 amounted to EUR 492 million (EUR 529 million and EUR 566 million in 2022 and 2021, respectively).
24. Other financial liabilities
The detail of Other financial liabilities in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
Trade payables	1,783	1,563	1,475
Clearing houses	1,269	1,200	650
Tax collection accounts:
Public Institutions	4,986	5,796	5,315
Factoring accounts payable	272	262	275
Unsettled financial transactions	6,412	5,429	3,779
Lease liabilities (note 2.k)	2,400	2,622	2,856
Other financial liabilities	23,065	20,187	15,523
	40,187	37,059	29,873
Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.
Lease liabilities
The cash outflow of leases in 2023 was EUR 738 million (EUR 710 million and EUR 715 in 2022 and 2021, respectively).
The analysis of the maturities of lease liabilities at 31 December 2023, 2022 and 2021 is shown below:

EUR million
	2023	2022	2021
Maturity Analysis - Discounted payments
Within 1 year	586	707	690
Between 1 and 3 years	918	1,005	933
Between 3 and 5 years	480	454	534
Later than 5 years	416	456	699
Total discounted payments at the end of the year	2,400	2,622	2,856
During 2023, 2022 and 2021 there were no significant variable lease payments not included in the valuation of lease liabilities.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

25. Provisions
a) Breakdown
The detail of Provisions in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
Provision for pensions and other obligations post-employments	2,225	2,392	3,185
Other long term employee benefits	880	950	1,242
Provisions for taxes and other legal contingencies	2,715	2,074	1,996
Contingent liabilities and commitments (note 2.o)	702	734	733
Other provisions	1,919	1,999	2,427
Provisions	8,441	8,149	9,583
b) Changes
The changes in 'Provisions' in the last three years were as follows:

EUR million
	2023
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	2,392	950	734	4,073	8,149
Incorporation of Group companies, net	(4)	—	—	—	(4)
Additions charged to income	93	244	(24)	2,501	2,814
Interest expense (note 39)	60	34	—	—	94
Staff costs (note 46)	33	9	—	—	42
Provisions or reversion of provisions	—	201	(24)	2,501	2,678
Addition	3	204	392	4,013	4,612
Release	(3)	(3)	(416)	(1,512)	(1,934)
Other additions arising from insurance contracts linked to pensions	—	—	—	—	—
Changes in value recognised in equity	944	—	—	—	944
Payments to pensioners and pre-retirees with a charge to internal provisions	(182)	(316)	—	—	(498)
Insurance premiums paid	—	—	—	—	—
Payments to external funds	(750)	—	—	—	(750)
Amounts used	—	—	(1)	(2,087)	(2,088)
Transfer, exchange differences and other changes	(268)	2	(7)	147	(126)
Balances at end of year	2,225	880	702	4,634	8,441

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2022					2021
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	3,185	1,242	733	4,423	9,583	3,976	1,751	700	4,425	10,852
Incorporation of Group companies, net	—	—	—	—	—	—	—	—	—	—
Additions charged to income	128	69	(27)	1,876	2,046	100	101	29	2,748	2,978
Interest expense (note 39)	73	27	—	—	100	78	13	—	—	91
Staff costs (note 46)	57	8	—	—	65	67	6	—	—	73
Provisions or reversion of provisions	(2)	34	(27)	1,876	1,881	(45)	82	29	2,748	2,814
Addition	10	105	618	3,484	4,217	21	154	473	3,065	3,713
Release	(12)	(71)	(645)	(1,608)	(2,336)	(66)	(72)	(444)	(317)	(899)
Other additions arising from insurance contracts linked to pensions	(33)	—	—	—	(33)	(8)	—	—	—	(8)
Changes in value recognised in equity	242	—	—	—	242	(1,705)	—	—	—	(1,705)
Payments to pensioners and pre-retirees with a charge to internal provisions	(229)	(363)	—	—	(592)	(201)	(605)	—	—	(806)
Insurance premiums paid	(3)	—	—	—	(3)	—	—	—	—	—
Payments to external funds	(451)	—	—	—	(451)	(440)	—	—	—	(440)
Amounts used	—	—	—	(2,817)	(2,817)	—	—	—	(2,961)	(2,961)
Transfer, exchange differences and other changes	(447)	2	28	591	174	1,463	(5)	4	211	1,673
Balances at end of year	2,392	950	734	4,073	8,149	3,185	1,242	733	4,423	9,583
c) Provision for pensions and other obligations post –employments and Other long term employee benefits
The detail of Provisions for pensions and similar obligations is as follows:

EUR million
	2023	2022	2021
Provisions for post-employment plans - Spanish entities	770	1,245	1,709
Provisions for other similar obligations - Spanish entities	817	895	1,188
Of which pre-retirements	805	884	1,176
Provisions for post-employment plans - United Kingdom	76	29	44
Provisions for post-employment plans - Other subsidiaries	1,379	1,118	1,432
Provisions for other similar obligations - Other subsidiaries	63	55	54
Provision for pensions and other obligations post -employments and Other long term employee benefits	3,105	3,342	4,427
Of which defined benefits	3,097	3,335	4,419
i. Spanish entities - Post-employment plans and other similar obligations
At 31 December 2023, 2022 and 2021, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date.
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
In 2022, the provisions made to cover the commitments with 446 employees covered by early retirement and incentivized dismissals plan amounted to EUR 92 million.
In 2023, the provisions made to cover the commitments with 502 employees covered by early retirements and incentivized dismissals amounted to EUR 160 million.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The expenses incurred by the Spanish companies in 2023, 2022 and 2021 in respect of contributions to defined contribution plans amounted to EUR 116 million, EUR 101 million and EUR 91 million, respectively.
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
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2023	2022	2021	2023	2022	2021
Annual discount rate	3.35%	3.80%	0.90%	3.35%	3.80%	0.90%
Mortality tables	PE2020 M/F Col. Orden 1	PE2020 M/F Col. Orden 1	PE2020 M/F Col. Orden 1	PE2020 M/F Col. Orden 1	PE2020 M/F Col. Orden 1	PE2020 M/F Col. Orden 1
Cumulative annual CPI growth	2.00%	2.00%	1.00%	2.00%	2.00%	1.00%
Annual salary increase rate	1.25%A	1.25%A	1.25%A	N/A	N/A	N/A
Annual social security pension increase rate	2.12%	2.00%	1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0%	0%	0%
A.Corresponds to the group’s defined-benefit obligations.
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) matching the durations of the commitments. From the bond portfolio considered, callable, putable and sinkable bonds, which could distort the rates, are excluded.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2023, if the discount rate used had been decreased or increased by 50 basis points (bp), there would have been an increase or decrease in the present value of the post-employment obligations of 4.15% (-50 bp) to -3.85% (+50 bp),respectively, and an increase or decrease in the present value of the long-term obligations of 1.04% (-50 bp) to -1.02% (+50 bp), respectively.

2023 Annual report     Contents    Auditor's report
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
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2023	2022	2021	2023	2022	2021
Expected rate of return on plan assets	3.35%	3.80%	0.90%	3.35%	3.80%	0.90%
Expected rate of return on reimbursement rights	3.35%	3.80%	0.90%	N/A	N/A	N/A
The funding status of the defined benefit obligations in 2023 and the two preceding years is as follows:

EUR million
	Post-employment plans			Other similar obligations
	2023	2022	2021	2023	2022	2021
Present value of the obligations
To current employees	21	25	29	—	—	—
Vested obligations to retired employees	1,917	2,005	2,797	—	—	—
To pre-retirees employees	—	—	—	812	892	1,186
Long-service bonuses and other benefits	—	—	—	12	11	12
Other	49	46	65	—	—	—
	1,987	2,076	2,891	824	903	1,198
Less - Fair value of plan assets	1,235	861	1,217	7	8	10
Provisions - Provisions for pensions	752	1,215	1,674	817	895	1,188
Of which:
Internal provisions for pensions	677	1,141	1,560	817	895	1,188
Net pension assets	(14)	(24)	(30)	—	—	—
Insurance contracts linked to pensions (note 14)	93	104	149	—	—	—
Unrecognised net assets for pensions	(4)	(6)	(5)	—	—	—

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	Post-employment plans			Other similar obligations
	2023	2022	2021	2023	2022	2021
Current service cost	2	3	5	1	1	1
Interest cost (net)	42	48	24	30	25	11
Expected return on insurance contracts linked to pensions	(4)	(4)	(1)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	7	(67)	(15)
Past service cost	2	2	13	13	—	—
Pre-retirement cost	—	—	—	160	92	139
OtherA	(1)	(8)	(39)	(1)	—	(55)
	41	41	2	210	51	81
A.Including reduction/settlement effect
In addition, in 2023 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has increased by EUR 10 million with respect to defined benefit obligations (decrease of EUR 295 and EUR 37 million in 2022 and 2021, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	Post-employment plans			Other similar obligations
	2023	2022	2021	2023	2022	2021
Present value of the obligations at beginning of year	2,076	2,891	3,419	903	1,198	1,707
Incorporation of Group companies, net	—	—	6	—	—	—
Current service cost	2	3	5	1	1	1
Interest cost	82	78	36	30	25	11
Pre-retirement cost	—	—	—	160	92	139
Effect of curtailment/settlement	(1)	(8)	(61)	(1)	—	(55)
Benefits paid	(210)	(258)	(248)	(290)	(346)	(589)
Benefits paid due to settlements	—	—	(166)	—	—	—
Past service cost	2	2	13	13	—	—
Actuarial (gains)/losses	37	(631)	(121)	7	(68)	(15)
Demographic actuarial (gains)/losses	(2)	2	9	—	(5)	(8)
Financial actuarial (gains)/losses	39	(633)	(130)	7	(63)	(7)
Exchange differences and other items	(1)	(1)	8	1	1	(1)
Present value of the obligations at end of year	1,987	2,076	2,891	824	903	1,198

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan Assets
EUR million
	Post-employment plans			Other similar obligations
	2023	2022	2021	2023	2022	2021
Fair value of plan assets at beginning of year	861	1,217	1,542	8	10	12
Incorporation of Group companies, net	—	—	6	—	—	—
Expected return on plan assets	40	30	12	—	—	—
Gains/(losses) on settlements	—	—	(22)	—	—	—
Benefits paid	(89)	(78)	(263)	(2)	(2)	(2)
Contributions/(surrenders)	409	2	15	—	—	—
Actuarial gains/(losses)	25	(303)	(76)	—	(1)	—
Exchange differences and other items	(11)	(7)	3	1	1	—
Fair value of plan assets at end of year	1,235	861	1,217	7	8	10

Insurance Contracts linked to pensions
EUR million
	Post-employment plans			Other similar obligations
	2023	2022	2021	2023	2022	2021
Fair value of insurance contracts linked to pensions at beginning of year	104	149	174	—	—	—
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on insurance contracts linked to pensions	4	4	1	—	—	—
Benefits paid	(15)	(16)	(19)	—	—	—
Paid premiums	—	—	1	—	—	—
Actuarial gains/(losses)	—	(33)	(8)	—	—	—
Fair value of insurance contracts linked to pensions at end of year	93	104	149	—	—	—
In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2024 to fund its defined-benefit pension obligations.
The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.
The following table shows the estimated benefits payable at 31 December 2023 for the next ten years:

EUR million
2024	464
2025	390
2026	338
2027	281
2028	229
2029 to 2033	744

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

ii. United Kingdom
At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 87 million in 2023 (EUR 77 million in 2022 and EUR 89 million in 2021).
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
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2023	2022	2021
Annual discount rate	4.63%	4.88%	1.90%
Mortality tables	The S3 Middle tables weighted at 84% of the CMI_2022 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.	The S3 Middle tables weighted at 84% of the CMI_2021 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.	The S3 Middle tables weighted at 84% of the CMI_2020 projection with an initial addition of 0.15%, smoothing parameter 7 and improving 1.25%.
Cumulative annual CPI growth	3.02%	3.11%	3.37%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.96%	2.98%	3.21%
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2023, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 6.89% (-50 bp) and -6.18% (+50 bp), respectively. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 4.69% (+50 bp) and -4.51% (-50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.
The funding status of the defined benefit obligations in 2023 and the two preceding years is as follows:

EUR million
	2023	2022	2021
Present value of the obligations	9,451	8,982	15,392
Less-
Fair value of plan assets	10,208	10,152	17,244
Provisions - Provisions for pensions	(757)	(1,170)	(1,852)
Of which:
Internal provisions for pensions	76	29	44
Net assets for pensions	(833)	(1,199)	(1,896)
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	2023	2022	2021
Current service cost	14	30	33
Interest cost (net)	(62)	(37)	(6)
Provisions or reversal of provisions, net
Cost of services provided	—	—	6
Others	—	—	—
	(48)	(7)	33
In addition, in 2023 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' increased by EUR 687 million with respect to defined benefit obligations (increase of EUR 857 million and decrease of EUR 1,475 million in 2022 and 2021, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	2023	2022	2021
Present value of the obligations at beginning of year	8,982	15,392	15,472
Net incorporation of companies into the Group	(28)	—	—
Current service cost	14	30	33
Interest cost	436	283	219
Benefits paid	(428)	(487)	(465)
Benefits paid by settlements	(9)	—	—
Contributions made by employees	6	9	18
Past service cost	—	—	6
Actuarial (gains)/losses	281	(5,660)	(933)
Demographic actuarial (gains)/losses	(59)	(144)	(17)
Financial actuarial (gains)/losses	340	(5,516)	(916)
Exchange differences and other items	197	(585)	1,042
Present value of the obligations at end of year	9,451	8,982	15,392

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The changes in the fair value of the plan assets were as follows:

EUR million
	2023	2022	2021
Fair value of plan assets at beginning of year	10,152	17,244	15,575
Net incorporation of companies into the Group	(41)	—	—
Expected return on plan assets	498	320	225
Benefits paid	(434)	(487)	(463)
Contributions	225	262	285
Actuarial gains/(losses)	(406)	(6,517)	541
Exchange differences and other items	214	(670)	1,081
Fair value of plan assets at end of year	10,208	10,152	17,244
In 2024 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2023.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2023	2022	2021
Equity instruments	—	—	10%
Debt instruments	62%	51%	51%
Properties	12%	13%	10%
Other	26%	36%	29%
The following table shows the estimated benefits payable at 31 December 2023 for the next ten years:

EUR million
2024	525
2025	448
2026	466
2027	494
2028	512
2029 to 2033	2,764
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At 31 December 2023, 2022 and 2021, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 107 million in 2023 (EUR 118 million at 31 December 2022 and EUR 106 million at 31 December 2021).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 8.65% and 8.70%, the CPI 3.00% and the mortality table the AT-2000 Basic.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2023, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 4.49% (-50 bp) and -4.16% (+50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2023 and the two preceding years is as follows:

EUR million
	2023	Of which business in Brazil	2022	2021
Present value of the obligations	8,485	5,961	7,578	8,018
Less-
Of which: with a charge to the participants	114	114	107	106
Fair value of plan assets	7,787	6,132	7,321	7,167
Provisions - Provisions for pensions	584	(285)	150	745
Of which:
Internal provisions for pensions	1,434	474	1,166	1,478
Net assets for pensions	(154)	(63)	(122)	(64)
Unrecognised net assets for pensions	(696)	(696)	(894)	(669)
The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

EUR million
	2023	2022	2021
Current service cost	25	31	34
Interest cost (net)	84	64	62
Provisions or reversion of provisions
(Actuarial gains)/losses recognised in the year	23	8	11
Past service cost	1	8	3
Pre-retirement cost	—	—	(24)
Other	(3)	(3)	(3)
	130	108	83
In addition, in 2023 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' increased by EUR 247 million with respect to defined benefit obligations (decreased EUR 320 million and EUR 193 million in 2022 and 2021, respectively).
The changes in the present value of the accrued obligations were as follows:

EUR million
	2023	2022	2021
Present value of the obligations at beginning of year	7,578	8,018	8,434
Incorporation of Group companies, net	(20)	—	(5)
Current service cost	25	31	34
Interest cost	600	546	429
Pre-retirement cost	—	—	(24)
Effect of curtailment/settlement	(2)	(3)	(3)
Benefits paid	(730)	(653)	(538)
Benefits paid due to settlements	(2)	(179)	—
Contributions made by employees	3	5	3
Past service cost	1	8	3
Actuarial (gains)/losses	697	(876)	(486)
Demographic actuarial (gains)/losses	40	5	16
Financial actuarial (gains)/losses	657	(881)	(502)
Exchange differences and other items	335	681	171
Present value of the obligations at end of year	8,485	7,578	8,018
The changes in the fair value of the plan assets were as follows:

EUR million
	2023	2022	2021
Fair value of plan assets at beginning of year	7,321	7,167	7,182
Incorporation of Group companies, net	(16)	—	(6)
Expected return on plan assets	588	570	411
Benefits paid	(644)	(766)	(478)
Contributions	124	198	152
Actuarial gains/(losses)	110	(498)	(155)
Exchange differences and other items	304	650	61
Fair value of plan assets at end of year	7,787	7,321	7,167
In 2024 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The main categories of plan assets as a percentage of total plan assets are as follows:

	2023	2022	2021
Equity instruments	11%	11%	12%
Debt instruments	83%	83%	83%
Properties	1%	1%	1%
Other	5%	5%	4%
The following table shows the estimated benefits payable at 31 December 2023 for the next ten years:

EUR million
2024	658
2025	665
2026	671
2027	682
2028	694
2029 to 2033	3,499
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
The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

EUR million
	2023	2022	2021
Recognised by Spanish companies	1,921	1,768	1,595
Recognised by other EU companies	433	328	779
Recognised by other companies	2,280	1,977	2,049
Of which:
Brazil	1,618	1,243	1,339
	4,634	4,073	4,423
Set forth below is the detail, by type of provision, of the balance at 31 December 2023, 2022 and 2021 of Provisions for taxes and other legal contingencies and Other provisions.
The types of provision were determined by grouping together items of a similar nature:

EUR million
	2023	2022	2021
Provisions for taxes	745	679	564
Provisions for employment-related proceedings (Brazil)	611	301	328
Provisions for other legal proceedings	1,359	1,094	1,104
Provision for customer remediation	454	349	745
Provision for restructuring	596	641	749
Other	869	1,009	933
	4,634	4,073	4,423
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

2023 Annual report     Contents    Auditor's report
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
Regarding their variations in fiscal year 2023, in provisions for labor processes and others of a legal nature, EUR 556 million and EUR 238 million were recorded in Brazil in 2023, making payments of EUR 269 million and EUR 227 million, respectively.
e) Litigation and other matters
i. Tax-related litigation
At 31 December 2023 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.

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
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
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

2023 Annual report     Contents    Auditor's report
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
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
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
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 815 million, and for lawsuits that qualify as contingent liabilities is EUR 5,567 million.
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

ii. Non-tax-related proceedings
At 31 December 2023 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI):the dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies that two entities of the Axa Group (hereinafter "Axa France" acquired from Genworth Financial International Holdings, Inc. in September 2015. The dispute involves Santander Cards UK Limited (formerly known as GE Capital Bank Limited which was acquired by Banco Santander, S.A. from GE Capital group in 2008) which was the distributor of the policies in dispute and Santander Insurance Services UK Limited (the Santander Entities).
In July 2017, the Santander Entities notified Axa France that they did not accept liability for losses on PPI policies relating to the relevant period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with Axa France pursuant to which it agreed to handle complaints on their behalf, and Axa France agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis. A standstill agreement was entered into between the Santander Entities and Exe France as a condition of the CHA.
In July 2020, Genworth announced that it had agreed to pay Axa SA circa GBP 624 million in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold Axa France to Axa SA. The CHA between Santander UK plc and Axa France terminated on 26 December 2020. On 30 December 2020 Axa France provided written notice to the Santander Entities to terminate the standstill agreement. During 2021, Axa France commenced litigation in the High Court of England and Wales (Commercial Curt) against the Santander Entities seeking recovery of GBP 636 million (EUR 733.5 million) (plus interest) and any further losses relating to pre-2005 PPI.
Judgment in respect of the Santander Entities application for Axa Frances’s claim to be struck out/summarily dismissed was handed down by the Commercial Court on 12 July 2022. In summary, the Commercial Court upheld a significant part of the Santander Entities’ strike-out application and required Axa France to re-plead a significant portion of its pleadings. Axa France updated the amount of losses claimed from GBP 636 million (EUR 733.5 million) to GBP 670 million (EUR 772.7 million) (plus interest) in their Re-Amended Particulars of Claim dated December 2022 (RAPOC).
On 31 January 2023, the Santander Entities filed their Defence to the RAPOC and an Additional Claim. In response, Axa France conceded its claim for charges paid to Santander Entities pursuant to the CHA, reducing the overall value of its claim from GBP 670 million (EUR 772.7 million) to GBP 552 million (EUR 636.6 million) (plus interest) and has agreed to the requested rectification. Axa France filed its Re-Re-Amended Particulars of Claim on 29 June 2023. Trial has been fixed for six weeks, beginning on 3 March 2025.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Overall, there remains significant uncertainty as to how the dispute will be resolved. There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome of the matter.
In addition, and in relation to PPI more generally, the PPI provision includes an amount relating to legal claims challenging the FCA's industry guidance on the treatment of the Plevin judgment and of recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that the number of claims issued (whether individually or on a collective basis) in the future may be higher than forecast. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.
•Motor Finance Broker Commissions: following the FCA’s Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In the context of the complaints made to the Financial Ombudsman Service relating to such commission arrangements, the FCA announced on 11 January 2024 that it intends to use its powers under s166 of the Financial Services and Markets Act 2000 to review the historical use of DCAs between lenders and credit brokers (the “FCA Review”) and whether redress should be payable. In line with the FCA's announcement, we have paused the response to customer complaints until at least 20 November 2024. A claim has been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical commission arrangements in respect of used car financing operated in breach of the Competition Act 1998. While it is possible that certain charges may be incurred in relation to existing or future county court claims, complaints and the CAT proceedings, it is not considered that a legal or constructive obligation has been incurred in relation to these matters that would require a provision to be recognised at this stage. The resolution of such matters is not possible to predict with any certainty and there remain significant inherent uncertainties regarding the existence, scope and timing of any possible outflow which make it impracticable to disclose the extent of any potential financial impact.

•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A. (Delforca)) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa, S.A., parent of Delforca (Monesa) have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Monesa and the bankruptcy administrator. On 1 June 2023, the appeal hearing took place and on 15 November 2023 the Provincial Court of Barcelona rendered a judgment dismissing the appeals filed by Delforca, Monesa and the bankruptcy administrator and confirming the first instance judgment. Delforca and Monesa (not the bankruptcy administrator) have filed an appeal in cassation before the Supreme Court against the judgment of the Provincial Court of Barcelona.
Separately, Monesa, filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: class action filed by AFABESP (an association of retirees and former Banespa employees) claiming payment of a semi-annual bonus provided for in the Bank's bylaws. The final decision rendered on the merits was unfavorable to Santander. However, a favorable decision was subsequently rendered stating that each beneficiary of the decision shall file an individual lawsuit to receive the due amount.
Since the judgments adopted different positions for each case, a procedure called Incident for the Resolution of Repetitive Demands (IRDR) was commenced before the Regional Labor Court (TRT) with the purpose of establishing objective criteria regarding the arguments brought by the Bank, mainly the statute of limitations and limitation of payments until December 2006 (Plan V) .
Finally, due to the divergence between the interpretation of the Federal Constitution, an Action for Allegation of Non-Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) settles the issue and indicates the correct statute of limitations to be used in the individual cases filed.
Santander Brazil's external advisers have classified the risk as probable. The recorded provisions are considered sufficient to cover the risks associated with the legal claims that are being substantiated as of 31 December 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

•'Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits (economic plans). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have proved the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the 'Collor I Plan'. On 31 December 2023, the provision recorded for the economic plan proceedings amounts to EUR 196.3 million.
•Floor clauses: as a consequence of the acquisition of Banco Popular Español, S.A.U. (Banco Popular), the Group has been exposed to a material number of transactions with floor clauses. The so-called floor clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular included floor clauses in certain asset-side transactions with customers. In relation to this type of clauses, and after several rulings issued by the Court of Justice of the European Union (CJEU) and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 20 January, Banco Popular made provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. On 31 December 2023, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 52.6 million, amount which is fully covered by provisions.
•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous appeals were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to these appeals, on the one hand, the General Court of the European Union (GCUE) selected 5 appeals from among all those filed before the European courts by various investors against the European institutions and processed them as pilot cases. On 1 June 2022, the GCUE rendered five judgements in which it completely dismissed the appeals, (i) supporting the legality of the resolution framework applied to Banco Popular, (ii) confirming the legality of the action of the European institutions in the resolution of Banco Popular and (iii) rejecting, in particular, all the allegations that there were irregularities in the sale process of Banco Popular to Banco Santander, S.A. Although four of these five judgments were initially appealed in cassation before the CJEU, in July 2023 one of the appellants withdrew his appeal. Therefore, only the appeals against three judgments are pending before the CJEU.
On the other hand, in relation to the lawsuits initiated by investors directly against Banco Santander, S.A. derived from the acquisition of Banco Popular, on 2 September 2020, the Provincial Court of La Coruña submitted a preliminary ruling to the CJEU in which it asked for the correct interpretation of the Article 60, section 2 of Directive 2014/59/EU of the European Parliament and of the Council of 15 May, establishing a framework for the restructuring and resolution of credit institutions and investment services companies. Said article establishes that, in the cases of redemption of capital instruments in a bank resolution, no liability will subsist in relation to the amount of the instrument that has been redeemed. On 5 May 2022, the CJEU rendered its judgement confirming that Directive 2014/59/EU of the European Parliament and of the Council does not allow that, after the total redemption of the shares of the share capital of a credit institution or an investment services company subject to a resolution procedure, the shareholders who have acquired shares within the framework of a public subscription offer issued by said company before the start of such a resolution procedure, exercise against that entity or against its successor, an action for liability for the information contained in the prospectus, under Directive 2003/71/EC of the European Parliament and of the Council, or an action for annulment of the subscription contract for those shares, which, taking into account its retroactive effects, gives rise to the restitution of the equivalent value of said shares, plus the interest accrued from the date of execution of said contract.
Regarding this judgment, several courts have referred additional preliminary rulings before the CJEU: (i) in December 2022 the Supreme Court requested three preliminary rulings in respect of its applicability to the holders of subordinated obligations, preferred stocks and subordinated bonds of Banco Popular; (ii) in April 2023, the First Instance Court 3 of Santa Coloma de Farners requested three preliminary rulings to the CJEU asking about pre-emptive subscription rights and the compatibility of the principles of proportionality and legal certainty with the bringing of legal actions by former holders of pre-emptive subscription rights and shares against the entity issuing the securities or against the entity succeeding it, which have been stayed by the CJEU until the preliminary rulings raised by the Supreme Court are resolved; and (iii) in November 2023, the Supreme Court requested another two preliminary rulings which supplement the ones requested in December 2022, regarding to a holder of subordinated bonds who filed a claim against Banco Popular before the resolution.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Separately, the Central Court of Instruction 4 is currently conducting preliminary proceedings 42/2017, in which, amongst other things, the following is being investigated: (i) the accuracy of the prospectus for the capital increase with subscription rights carried out by Banco Popular in 2016; and (ii) the alleged manipulation of the share price of Banco Popular until the resolution of the bank in June 2017. During the course of the proceedings, on 30 April 2019, the Spanish National Court, ruled in favour of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court, which rejected it. In these proceedings, Banco Santander, S.A. could potentially be subsidiarily liable for the civil consequences. In view of the CJEU ruling of 5 May 2022, the Bank requested confirmation of the exclusion of its subsidiary civil liability status in this criminal proceeding. On 26 July 2022, the Court rejected this request stating that it is a matter to be determined at a later procedural time. This decision was confirmed on appeal by the Chamber of the National Court by judgment of 5 October 2022. The instruction expired on 29 April 2023. The instruction expired on 29 April 2023. On 15 January 2024, the National Court notified the parties that within the first half of February 2024, they will be notified with the ruling transforming the proceedings into an abbreviated procedure.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. The CJEU judgement of 5 May 2022 represented a very significant reduction in the risk associated with these claims.

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
•Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause.
•On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million. On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
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
On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023.
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. Existing provisions cover the estimated risk of loss.
•Universalpay Entidad de Pago, S.L. (Upay): has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (MAA) and claims payment (EUR 1,050 million). The MAA was originally entered into by Banco Popular and its purpose is the rendering of acquiring services (point of sale payment terminals) for businesses in the Spanish market. The lawsuit was mainly based on the potential breach of clause 6 of the MAA, which establishes certain obligations of exclusivity, non-competition and customer referral. On 16 December 2022, the Court ruled in favour of the Bank and dismissed the plaintiff's claim in its entirety. The decision has been appealed before the Provincial Court of Madrid and the Bank has filed its opposition to Upay's appeal.
Considering the decision at first instance and following the analysis carried out by the Bank's external lawyers, with the best information available to date, it is considered that no provision needs to be registered.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

•CHF Polish Mortgage Loans: on 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland considering that certain contractual clauses in CHF-Indexed loan agreements were abusive. The CJEU left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In case of maintenance of the contract, the court may only integrate the contract with subsidiary provisions of national law and decide, in accordance with those provisions, on the applicable rate.
In 2021, the Supreme Court was expected to take a position regarding the key issues in dispute concerning loans based on foreign currency, clarifying the discrepancies and unifying case law. The Supreme Court met several times, with the last session taking place on 2 September 2021. However, the resolution was not adopted and instead, the Supreme Court referred questions to the CJEU on constitutional issues of the Polish judiciary system. No new date for consideration of the issue has been set and no comprehensive decision by the Supreme Court of the issue is expected in the near future. In the absence of a comprehensive position of the Supreme Court, it is difficult to expect a full unification of judicial decisions, and decisions of the Supreme Court and CJEU issued on particular issues may be important for shaping further case law on CHF matters. The case law of the Polish courts has not yet been fully formed, but the prevailing line of case law is based on the annulment of the loan contract.
On 15 June 2023, the CJEU issued its judgment in Case C-520/21, in which it confirmed that it is national law that is relevant to determine the effect of cancellation of a contract - respecting the principles arising from Directive 93/13/EEC. According to the ruling of the CJEU in that case, the bank's claims in excess of the repayment of the nominal amount of the loan's principal and, as the case may be, the payment of default interest are contrary to the objectives of Directive 93/13/EEC if they were to lead to a profit analogous to the one it intended to make from the performance of the contract and thus eliminate the deterrent effect.
At the same time, the CJEU ruled that, under European law, there is no obstacle to the consumer being able to claim compensation from the bank beyond the return of the installments paid, but at the same time stipulated that such a claim should be evaluated in light of all the circumstances of the case, so that the consumer's possible benefits from the cancellation of the contract do not exceed what is necessary to restore the factual and legal situation in which he would have been without entering into the defective contract and do not constitute an excessive sanction for the entrepreneur (principle of proportionality).

The Polish Financial Supervisory Authority (KNF) on 17 February and on 15 June 2023 expressed its disagreement with the conclusions of the Attorney General that preceded the 15 June 2023 judgment and subsequently, with the judgment itself expressing, in particular, that the ruling is contrary to the principles of proportionality and balance between the protection of values protected by Directive 93/13 and superior values such as stability and security of the financial system.
The case law of national courts implementing the CJEU rulings (including the ruling of 15 June 2023), and the possible position of the Supreme Court will be crucial for the final assessment of the legal risk related to this matter.
At the date of the Group's consolidated financial statements, it is not possible to predict the Supreme Court’s and CJEU decisions on individual cases. Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice.
As of 31 December 2023, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintain a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of PLN 6,398.1 million (EUR 1,473.1 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the accounting methodology was adapted so that the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded.
As of 31 December 2023, the total value of adjustment to gross carrying amount in accordance with IFRS9 as well as provisions recorded under IAS37, amount to PLN 5,030.3 million (EUR 1,158.2 million) of which PLN 4,226.9 million (EUR 973.2 million) corresponds to adjustment to gross carrying amount under IFRS 9 and PLN 803.4 million (EUR 185.0 million) to provisions recognized in accordance with IAS 37. Throughout 2023, the adjustment to gross carrying amount in accordance with IFRS9 amounted to PLN 1,651.0 million (EUR 363.6 million), the additional provisions under IAS37 amounted to PLN 445.2 million (EUR 98.1 million) and other costs related to the dispute amounted to PLN 455.8 million (EUR 100.4 million).
These provisions represent the best estimate as at 31 December 2023. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

In December 2020, the KNF presented a proposal for voluntary settlements between banks and borrowers under which CHF loans would be retrospectively settled as PLN loans bearing an interest rate based on WIBOR plus margin. The KNF continues to support the concept of offering such settlements by banks after the verdict of the CJEU on 15 June 2023. The Bank has prepared settlement proposals which consider both the key elements of conversion of home loans indexed to CHF, as proposed by the KNF Chairman, and the conditions defined internally by the Bank. The proposals are being presented to customers. This is reflected in the model which is currently used to calculate legal risk provisions...
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.
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
Santander Mexico has filed various constitutional reviews and appeals against the recurso de amparo referred to above, which have been dismissed by the Supreme Court of Justice of the Nation. As of this date, an amparo review filed by the Bank is pending to be resolved in the Collegiate Courts in the State of Nuevo León, thus the judgment is not final.
On 29 June 2022, Santander México, within the framework of the amparo review filed by the Bank, requested the First Collegiate Court in Civil Matters of the Fourth Circuit of Nuevo León the recusal of two of the three Magistrates who rendered against Santander Mexico, which was resolved in favour of Santander Mexico. Plaintiffs requested the recusal of the third Magistrate who ruled with a dissenting vote against the recurso de amparo referred above and this was resolved in favour of Plaintiffs, and consequently the matter has been referred to the Second Collegiate Court of the Fourth Circuit based in Nuevo León, for it to resolve the matter.
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
•URO Property Holdings, S.A. (before URO Property Holdings, SOCIMI SA): on 16 February 2022, legal proceedings were commenced in the Commercial Court of London against Uro Property Holdings S.A. (Uro), a subsidiary of Banco Santander, S.A., by BNP Paribas Trust Corporation UK Limited (BNP) in its capacity as trustee on behalf of certain bondholders and beneficiaries of security rights. The litigation concerns certain terms of a financing granted to Uro which was supported by a bond issue in 2015. The claimant seeks a declaration by the Court and a monetary award against Uro, in connection with an additional premium above the nominal value of the financing repayment because of Uro having lost its status as SOCIMI (Sociedad Anónima Cotizada de Inversión Inmobiliaria), such loss causing the prepayment of the bond issue and, in the opinion of the claimant BNP, also the obligation to pay the additional premium by Uro. Uro denies being liable to pay that additional premium and filed its defense statement and a counterclaim against the claimant. The trial hearing has been scheduled for November and December 2024. Furthermore, Uro filed a summary judgement application for BNP's claim to be dismissed before trial. The dismissal of this application by the Commercial Court was confirmed by the Appeal Court. It is estimated that the maximum loss associated with this possible contingency, amounts to approximately EUR 250 million.
Banco Santander and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 31 December 2023, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Disputes in which provisions have been registered but are not disclosed is justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
26. Other liabilities
The detail of Other liabilities in the consolidated balance sheets is as follows:

EUR million
	2023	2022	2021
Transactions in transit	767	457	545
Accrued expenses and deferred income	9,136	8,445	7,084
Other	7,695	5,707	5,069
	17,598	14,609	12,698

2023 Annual report     Contents    Auditor's report
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
b) Years open for review by the tax authorities
In January 2024 Spanish tax authorities formalized acts with agreement, conformity and non-conformity relating to the corporate income tax financial years 2017 to 2019.

The adjustments signed in conformity and with agreement had not impact on results and, in relation to the concepts signed in disconformity both for these years and for previous years (corporate income tax 2003 to 2015), Banco Santander, S.A., as the Parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the adjustments made should not have a significant impact on the consolidated financial statements, as there are sound arguments as proof in the appeals filed against them pending at the National Appellate Court (tax years 2003 to 2011) and at the Central Economic Administrative Court (tax years 2012-2015), as well as in the acts that are still pending review by Spanish tax authorities. Consequently, no provision has been recorded for this concept. It should also be noted that, in those cases where it has been considered appropriate, the mechanisms available to avoid international double taxation have been used.
At the date of approval of these consolidated annual accounts subsequent years up to and including 2023, are subject to review.

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

c) Reconciliation
The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

EUR million
	2023	2022	2021
Consolidated profit (loss) before tax:
From continuing operations	16,459	15,250	14,547
From discontinued operations	—	—	—
	16,459	15,250	14,547
Income tax at tax rate applicable in Spain (30%)	4,938	4,575	4,364
By the effect of application of the various tax rates applicable in each countryA	(100)	61	210
Of which:
Brazil	198	472	634
United Kingdom	(51)	(161)	(158)
United States	(28)	(99)	(179)
Chile	(28)	(30)	(34)
Poland	(164)	(101)	—
Effect of profit or loss of associates and joint ventures	(184)	(210)	(130)
USA electric vehicle leasing incentives	(259)	—	—
Effect of reassessment of deferred taxes	—	—	9
Permanent differences and other	(119)	60	441
Current income tax	4,276	4,486	4,894
Effective tax rate	25.98%	29.42%	33.64%
Of which:
Continuing operations	4,276	4,486	4,894
Of which:
Current taxes	5,568	4,272	3,799
Deferred taxes	(1,292)	214	1,095
Income tax (receipts)/payments	5,214	5,498	4,012
A.Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

d) Tax recognised in equity
In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2023, 2022 and 2021:

EUR million
	2023	2022	2021
Other comprehensive income
Items not reclassified to profit or loss	358	49	(510)
Actuarial gains or (-) losses on defined benefit pension plans	302	96	(530)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	20	(19)	(13)
Financial liabilities at fair value with changes in results attributable to changes in credit risk	36	(26)	33
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	(2)	—
Items that may be reclassified to profit or loss	(919)	1,522	1,136
Cash flow hedges	(732)	912	278
Changes in the fair value of debt instruments through other comprehensive income	(214)	661	857
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	27	(51)	1
Total	(561)	1,571	626
e) Deferred taxes
'Tax assets' in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. 'Tax liabilities' includes the liability for the Group’s various deferred tax liabilities.
In accordance with EU Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), and subsequently amended by EU Regulation 2019/876 of the European Parliament and of the Council, deferred tax assets that do not rely on future profitability arising from temporary differences (referred to hereinafter as 'monetizable deferred tax assets’) meeting certain conditions, should not be deducted from regulatory capital and should not be risk-weighted at 250% according to the thresholds set out in Article 48 of the said Regulation, but shall apply a risk weight of 100% under Article 39.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at 31 December 2023, 2022 and 2021 is as follows:

EUR million
	2023		2022		2021
	MonetizableA	Other	MonetizableA	Other	MonetizableA	Other
Tax assets	11,099	9,668	10,660	10,127	10,473	8,967
Tax losses and tax credits	—	2,393	—	1,778	—	1,249
Temporary differences	11,099	7,275	10,660	8,349	10,473	7,718
Of which:
Non-deductible provisions	—	1,965	—	2,182	—	2,256
Valuation of financial instruments	—	1,543	—	1,535	—	600
Loan losses	8,248	1,577	7,696	1,232	6,888	988
Pensions	2,851	665	2,964	560	3,585	669
Valuation of tangible and intangible assets	—	1,060	—	1,270	—	1,509

Tax liabilities	—	6,086	—	6,428	—	6,462
Temporary differences	—	6,086	—	6,428	—	6,462
Of which:
Valuation of financial instruments	—	2,059	—	1,792	—	1,419
Valuation of tangible and intangible assets	—	2,594	—	3,169	—	3,081
Investments in Group companies	—	378	—	359	—	337
A.In 2023, the Spanish Economic Administrative Court ruled that in 2017 the requirements for the conversion of part of the monetizable assets of Popular Group into a credit against the Tax Administration were met, allowing the conversion to 995 million euros. This amount has been paid to Banco Santander, without impact on results. The favorable Economic Administrative Court decision has been declared harmful to the public interests and challenged at the National Appellate Court by the Tax Administration. The estimation of this appeal would imply that Grupo Santander should repay the amount refunded and would, once again, credit these monetizable assets with no impact on results except for late payment interests. However, it is considered that there are strong defense arguments in relation to this appeal.

Grupo Santander only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.
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
The projections of results used in this analysis are based on the financial planning approved by both the local directions of the corresponding units and by the Group's directors. The Group's budget estimation process is common for all units. The Group's management prepares its financial planning based on the following key assumptions:
a)Microeconomic variables of the entities that make up the fiscal group in each location: the existing balance structure, the mix of products offered and the commercial strategy at each moment defined by local directions are taken into account, based on the competition, regulatory and market environment.
b)Macroeconomic variables: estimated growths are based on the evolution of the economic environment considering the expected evolution in the gross domestic product of each location, and the forecasts of interest rates, inflation and exchange rates fluctuations. These data are provided by the Group’s Studies Service, based on external sources of information.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Finally, and given the degree of uncertainty of these assumptions on the referred variables, the Group conducts a sensitivity analysis of the most significant assumptions considered in the deferred tax assets’ recoverability analysis, considering any reasonable change in the key assumptions on which the projections of results of each entity or fiscal group and the estimation of the reversal of the different temporary differences are based.
In relation to Spain, the sensitivity analysis has consisted of making reasonable changes to the key assumptions, mainly by adjusting 50 basis points for growth (gross domestic product) and adjusting 50 basis points for inflation.
Relevant information is set forth below for the main countries which have recognised deferred tax assets:
Spain
The deferred tax assets recognised at the Consolidated Tax Group total EUR 8,125 million, of which EUR 5,670 million were for monetizable temporary differences with the right to conversion into a credit against the tax administration, EUR 1,774 million for other temporary differences and EUR 681 million for tax losses and credits.
Brazil
The deferred tax assets recognised in Brazil total EUR 7,896 million, of which EUR 5,328 million were for monetizable temporary differences, EUR 1,507 million for other temporary differences and EUR 1,061 million for tax losses and credits.
Mexico
The deferred tax assets recognized in Mexico total EUR 1,456 million, which are temporary differences.
United States
The deferred tax assets recognised in the United States total EUR 932 million, of which EUR 423 million were for temporary differences and EUR 509 million for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits in the different jurisdictions could be recovered in a maximum period of 15 years.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

EUR million
	Balances at 31 December 2022	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balances at 31 December 2023
Deferred tax assets	20,787	629	(130)	(422)	(97)	20,767
Tax losses and tax credits	1,778	392	224	—	(1)	2,393
Temporary differences	19,009	237	(354)	(422)	(96)	18,374
Of which monetizable	10,660	1,232	(787)	—	(6)	11,099
Deferred tax liabilities	(6,428)	663	3	(338)	14	(6,086)
Temporary differences	(6,428)	663	3	(338)	14	(6,086)
	14,359	1,292	(127)	(760)	(83)	14,681

EUR million
	Balance at 31 December 2021	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2022
Deferred tax assets	19,440	273	376	697	1	20,787
Tax losses and tax credits	1,250	211	317	—	—	1,778
Temporary differences	18,190	62	59	697	1	19,009
Of which monetizable	10,473	507	(320)	—	—	10,660
Deferred tax liabilities	(6,462)	(487)	(149)	684	(14)	(6,428)
Temporary differences	(6,462)	(487)	(149)	684	(14)	(6,428)
	12,978	(214)	227	1,381	(13)	14,359

EUR million
	Balances at 31 December 2020	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2021
Deferred tax assets	19,246	(209)	193	209	1	19,440
Tax losses and tax credits	1,093	129	28	—	—	1,250
Temporary differences	18,153	(338)	165	209	1	18,190
Of which monetizable	10,721	(273)	25	—	—	10,473
Deferred tax liabilities	(5,933)	(886)	(170)	528	(1)	(6,462)
Temporary differences	(5,933)	(886)	(170)	528	(1)	(6,462)
	13,313	(1,095)	23	737	—	12,978
Also, the Group did not recognise deferred tax assets amounting to approximately EUR 11,788 million of which EUR 7,228 million relate to tax losses, EUR 3,648 million to tax credits, and EUR 912 million to other concepts.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

f) Global Minimum Tax Pillar Two
In the European Union, in December 2022, was adopted Council Directive 2022/2523 on ensuring an overall minimum level of taxation for multinational enterprise groups and large domestic groups in the EU, that had to be transposed by 31 December 2023, entering into force the new minimum taxation on 1 January 2024. The Directive implements at EU level the Pillar Two rules of the OECD's Inclusive Framework on base erosion and profit shifting. Pillar Two applies to multinational groups with a turnover of more than EUR 750 million and entails a minimum tax of 15% calculated on adjusted accounting profit on a jurisdiction-by-jurisdiction basis. In 2023, the OECD has completed these rules by approving administrative guidance and a report on safe harbours in order to simplify their application.

In Spain, on 19 December 2023 the preliminary draft law transposing the European Directive establishing a minimum overall tax level of 15% for multinational companies and large domestic groups was published. Once approved, the law will enter into force on 1 January 2024. Pillar Two legislation has also been enacted or is in the process of being enacted in the United Kingdom and in most EU Member States.
The Group is in scope of this legislation and has performed an assessment of its potential exposure to Pillar Two income taxes taking into consideration the transitory safe harbours. Once the legislation is approved in Spain, Banco Santander S.A. will be the ultimate parent entity liable to pay the additional tax due for those subsidiaries located in jurisdictions below the minimum effective tax rate of 15%. Group entities will also be subject to tax in those countries where a domestic global minimum tax is approved according to the Pillar Two rules.
The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the Group entities. Based on this assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. Consequently, the Group does not estimate a significant impact derived from this new regulation, without prejudice to the relevant administrative burdens that will entail its implementation.

g) Tax reforms
The following significant tax reforms were approved in 2023 and previous years:

In Spain, in 2020 the General State Budget Law for 2021 established, among other tax measures, the non deductibility in Corporation Tax of management fees on participations whose dividends or capital gains are exempt, determining the amount of these expenses as a 5% of the dividends or capital gains. In 2021 the General State Budget Law for 2022 established a minimum effective tax rate of 15% (18% for financial entities) on corporate income tax base. In 2022, Law 38/2022 established a new temporary levy on credit institutions and financial credit institutions for fiscal years 2023 and 2024. The levy is calculated as 4.8% of net interest and fees earned in the business carried out in Spain in the precedent year and the payment obligation arises on the first day of each period. Accordingly, this new levy was recorded in January 2023 for an amount of 224 million euros that has been paid during 2023. In January 2024, an estimated amount of 335 million euros has been registered for this concept. Additionally, this law also established a 50% limitation on the integration of negative individual taxable bases into the consolidated tax group’s tax base. This limitation has been in force only in 2023, with a 10 year deadline for the reversal of this positive adjustment.
In December 2023, Royal Decree-Law 8/2023, was approved, which foresees the revision of the configuration of the temporary levy on credit institutions and financial credit institutions during the financial year 2024 for its inclusion into the tax system and its agreement with the Basque Country and Navarre.
In the United Kingdom, the Budget Act for 2021 increased the main Corporation Tax rate from 19% to 25% with effect from 1 April 2023. In addition, and also with effect from 1 April 2023, the Bank Surcharge tax rate was reduced from 8% to 3%, so the corporate tax rate for banks is set at 28%.

In Brazil, Provisional Measure 1.115/2022 and the subsequent Law 14,446, established a temporary increase from 31 August 2022 to 31 December 2022 in 2022 in the rate of contribution on net income (CSLL) of banks from 20% to 21% and for other financial institutions, from 15% to 16%. In addition, Law 14,467/2022, with effect from 2025, amends the rules on the tax deductibility of credit provisions in financial institutions, bringing those rules closer to the accounting recognition criterion. In the tax on financial operations (IOF) in 2021, the applicable rate was 0,38% for credit transactions, increasing temporally to 2.04% for legal persons and to 4.08% for natural persons. Decree 10.997/2022 established the reduction to 0% of the IOF applicable to foreign financing and lending transactions, and a gradual reduction in the rates applicable to foreign exchange transactions until their reduction to 0% as from 2 January 2029.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

In December 2023, Congress approved Constitutional Amendment 132/2023 on indirect taxation reform. This reform replaces the various existing indirect taxes in Brazil, (applicable at the federal, regional and municipal levels), with two taxes administered at federal level (contribution on goods and services and selective tax) and other administered at the regional and municipal levels (tax on goods and services). The reform will be implemented through Complementary Laws to be approved during 2024. The new system will be gradually implemented over a transitional period of 8 years (from 2026 to 2033).
In Argentina, Law n.º 27630 (National Bulletin of 16 June 2021) amended, with retroactive effect to 1 January 2021, the rate applicable to the corporate income tax, establishing a progressive rate scale which for Banco Santander Argentina S.A. represents an increase from 30% to 35%. In addition, the 7% withholding on dividend distribution was maintained (however, the distribution of pre-2018 reserves is not subject to withholding tax). In addition, during the first quarter of the year 2021, there was an increase in the tax on gross income to financial institutions in both, the City of Buenos Aires (from 7% to 8%) and the Province of Buenos Aires (from 7% to 9%) and also reducing certain exemptions. Finally, since 2019, different laws on the adjustment for tax inflation have been approved in order to partially defer the adjustment.
In the United States, during 2022, the Inflation Reduction Act (IRA) was approved, which, among other measures, imposed a minimum taxation on the accounting performance of certain large companies, through the introduction of a new Alternative Minimum Tax (AMT) as of 2023, as well as relevant tax credits related with investments in clean energies.

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

h) Other information
In compliance with the disclosure requirement established in the listing rules instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 1,000 for the year 2023/24 (GBP 2,000 for the year 2022/2023). The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
On 18 January 2024, the Spanish Constitutional Court annulled the mandatory reversal of impairment losses that were deducted in previous years and the application of additional limits on the offsetting of tax losses and double taxation deductions introduced in the corporate income tax Law by Royal Decree-Law 3/2016. The application of the Court resolution to previous tax years will not have an impact on results, and the impact on the corporate income tax return that will be filled in 2024 is not expected to be relevant.

Banco Santander, S.A., is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK is a member of the HMRC’s (His Majesty's Revenue and Customs) Code of Practice on Taxation in the United Kingdom and Santander Portugal has adhered to the Code of Good Tax Practices in Portugal, actively participating in the cooperative compliance programs being developed by these Tax Administrations.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

28. Non-controlling interests
Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.
a) Breakdown
The detail, by Group company, of 'Equity - Non-controlling interests' is as follows:

EUR million
	2023	2022	2021
Santander Bank Polska S.A.	1,934	1,603	1,559
Grupo PSA	1,590	1,728	1,543
Santander Consumer USA Holdings Inc.	—	—	1,255
Banco Santander - Chile	1,379	1,317	1,042
Banco Santander (Brasil) S.A.	1,493	1,210	1,023
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	4	251	202
Other companiesA	1,311	1,213	1,970
	7,711	7,322	8,594

Profit/(Loss) for the year attributable to non-controlling interests	1,107	1,159	1,529
Of which:
Santander Consumer USA Holdings Inc.	—	—	494
Grupo PSA	285	323	311
Banco Santander - Chile	235	280	292
Banco Santander (Brasil) S.A.	182	259	251
Santander Bank Polska S.A.	347	196	75
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	13	42	62
Other companies	45	59	44
TOTAL	8,818	8,481	10,123
A.Includes perpetual Santander UK plc equity instruments convertible at the option of Santander UK plc into preferred shares of Santander UK plc. During 2022, three issues were redeemed early for a nominal amount of GBP 1,700 million (EUR 1,977 million) of which the Group had repurchased GBP 1,050 million (EUR 1,221 million). At 2023 year-end, the outstanding balance on these equity instruments amounted to GBP 500 million (EUR 576 million) (EUR 564 million and EUR 1,363 million in 2022 and 2021, respectively).

b) Changes
The changes in Non-controlling interests are summarised as follows:

EUR million
	2023	2022	2021
Balance at the end of the previous year	8,481	10,123	9,846
Balance at beginning of year	8,481	10,123	9,846
Other comprehensive income	297	248	(304)
Other	40	(1,890)	581
Profit attributable to non-controlling interests	1,107	1,159	1,529
Modification of participation ratesA	(258)	(1,811)	(390)
Change of perimeter	(364)	31	(5)
Dividends paid to minority shareholders	(748)	(500)	(648)
Changes in capital and other conceptsB	303	(769)	95
Balance at end of year	8,818	8,481	10,123
A.Include the effects of the public offer for the acquisition of shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México that occurred in 2023, purchase of shares of Santander Holdings USA, Inc. on Santander Consumer USA Holdings Inc. that occurred in 2022 and of the public offer for the acquisition of shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México that occurred in 2021 (see note 3.b).
B.Includes the effect of the amortization of AT1 UK by EUR 756 million at closing of fiscal year 2022.
The foregoing changes are shown in the consolidated statement of changes in total equity.

c) Other information
The financial information on the subsidiaries with significant non-controlling interests at 31 December 2023 is summarised below:

EUR millionA
	Santander Bank Polska S.A.	Banco Santander (Brasil) S.A.	Banco Santander - Chile	Grupo Financiero Santander México, S.A.B. de C.V.
Total assets	60,916	220,093	77,167	102,496
Total liabilities	54,462	203,035	71,518	93,592
Net assets	6,454	17,058	5,648	8,904
Total income	3,182	13,104	2,285	5,899
Total profit	1,015	2,135	816	1,577
A.Information prepared in accordance with the segment reporting criteria described in note 52 and, therefore, it may not coincide with the information published separately by each entity.

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

a) Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

EUR millionA
	2023	2022	2021
Other comprehensive income	(35,020)	(35,628)	(32,719)
Items that will not be reclassified to profit or loss	(5,212)	(4,635)	(4,241)
Actuarial gains and losses on defined benefit pension plans	(4,324)	(3,945)	(3,986)
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	10	(8)
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(776)	(672)	(157)
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	264	293	275
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(264)	(293)	(275)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(113)	(28)	(90)
Items that may be reclassified to profit or loss	(29,808)	(30,993)	(28,478)
Hedges of net investments in foreign operations (Effective portion)	(8,684)	(6,750)	(4,283)
Exchange differences	(19,510)	(20,420)	(23,887)
Hedging derivatives. Cash flow hedges (Effective portion)	(740)	(2,437)	(276)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(555)	(1,002)	436
Hedging instruments (items not designated)	—	—	—
Non-current assets classified as held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(319)	(384)	(468)
A.Net amount of taxes and minorities
b) Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans
'Other comprehensive income  —Items not reclassified to profit or loss—  Actuarial gains or (-) losses on defined benefit pension plans' include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
Its variation (increase of EUR 1,038 million in the year) is shown in the consolidated statement of recognised income.
The endowment against equity in 2023 amounts to EUR 944 million - see note 25.b -, with the following breakdown:
•Increase of EUR 687 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution of the asset portfolio and the evolution of the discount rate– reduction from 4.88% to 4.63%.
•Increase of EUR 184 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the evolution experienced by the discount rate -reduction from 9.44% to 8.65% in the main pension benefits and 9.46% to 8.70% in medical benefits.

•Increase of EUR 34 million in the accumulates actuarial losses relating to the Group's entities in Germany, mainly due to the evolution experienced by the discount rate -reduction from 4.21% to 3.57%.
•Increase of EUR 10 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate -reduction from 3.80% to 3.35%.
•Increase of EUR 9 million in the accumulates actuarial losses relating to the Group's entities in Portugal, mainly due to the evolution experienced by the discount rate -reduction from 3.70% to 3.50%.
•Increase of EUR 20 million in the accumulated actuarial losses corresponding to the Group's businesses in other geographical areas.
The other modification in accumulated actuarial profit or losses is an Increase of EUR 94 million as a result of the evolution of exchange rates and other movements.

2023 Annual report     Contents    Auditor's report
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
The following is a breakdown of the composition of the balance as of 31 December 2023, 2022 and 2021 under 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result' depending on the geographical origin of the issuer:

EUR million
	2023
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	32	(1,173)	(1,141)	252
International
Rest of Europe	117	(71)	46	267
United States	16	—	16	19
Latin America and rest	370	(67)	303	1,223
	535	(1,311)	(776)	1,761
Of which:
Publicly listed	316	(118)	198	1,225
Non publicly listed	219	(1,193)	(974)	536

EUR million
	2022
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	30	(926)	(896)	500
International
Rest of Europe	84	(60)	24	225
United States	15	—	15	29
Latin America and rest	244	(59)	185	1,187
	373	(1,045)	(672)	1,941
Of which:
Publicly listed	246	(113)	133	1,200
Non publicly listed	127	(932)	(805)	741

2023 Annual report     Contents    Auditor's report
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
d) Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences
The change in 2023 reflects the positive effect of the appreciation of the Brazilian real, the pound sterling, Polish zloty and Mexican peso and the negative effect of the depreciation of the US dollar, Argentine peso and Chilean peso, whereas the change in 2022 reflected positive effect of the appreciation of the Brazilian real, the US dollar and the Mexican peso and the negative effect of the depreciation of the pound sterling. The change in 2021 reflected the positive effect of the generalized appreciation of the main currencies, especially the Brazilian real, the pound sterling, the US dollar and the Mexican peso.
Of the change in the balance in these years, a profit of EUR 249 million, a profit of EUR 496 million and EUR 167 million in 2023, 2022 and 2021, respectively relate to the measurement of goodwill.
The detail, by country is as follows:

EUR million
	2023	2022	2021
Net balance at end of year	(28,194)	(27,170)	(28,170)
Of which:
Brazilian real	(16,340)	(16,735)	(17,440)
Pound sterling	(3,964)	(4,219)	(3,415)
Mexican peso	(2,942)	(3,010)	(3,088)
Argentine peso	(2,655)	(1,755)	(2,109)
Chilean peso	(2,531)	(2,081)	(2,039)
US dollar	1,819	2,384	1,536
Polish zloty	(786)	(999)	(809)
Other	(795)	(755)	(806)

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The breakdown of translation differences by currency is as follows:

EUR million
2023				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(14,199)	(13,287)	912	191	11	710
Pound sterling	(4,446)	(4,064)	382	20	4	358
Mexican peso	(1,132)	(64)	1,068	62	41	965
Argentine peso	(1,754)	(2,658)	(904)	(4)	—	(900)
Chilean peso	(1,605)	(1,890)	(285)	(32)	(34)	(219)
US dollar	4,062	3,433	(629)	(64)	(16)	(549)
Polish zloty	(776)	(325)	451	87	32	332
Other	(570)	(655)	(85)	(11)	(1)	(73)
Total Group	(20,420)	(19,510)	910	249	37	624
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

EUR million
2022				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(15,913)	(14,199)	1,714	376	(98)	1,436
Pound sterling	(3,504)	(4,446)	(942)	(51)	(67)	(824)
Mexican peso	(2,012)	(1,132)	880	56	18	806
Argentine peso	(2,109)	(1,754)	355	—	—	355
Chilean peso	(1,852)	(1,605)	247	31	5	211
US dollar	2,775	4,062	1,287	102	(24)	1,209
Polish zloty	(678)	(776)	(98)	(21)	—	(77)
Other	(594)	(570)	24	3	(7)	28
Total Group	(23,887)	(20,420)	3,467	496	(173)	3,144
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

EUR million
2021				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(16,032)	(15,913)	119	30	19	70
Pound sterling	(4,602)	(3,504)	1,098	41	38	1,019
Mexican peso	(2,393)	(2,012)	381	26	29	326
Argentine peso	(2,287)	(2,109)	178	—	—	178
Chilean peso	(1,450)	(1,852)	(402)	(55)	(43)	(304)
US dollar	1,253	2,775	1,522	125	102	1,295
Polish zloty	(638)	(678)	(40)	(9)	(1)	(30)
Other	(762)	(594)	168	9	11	148
Total Group	(26,911)	(23,887)	3,024	167	155	2,702
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

2023 Annual report     Contents    Auditor's report
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
The breakdown, by type of instrument and geographical origin of the issuer, of 'Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income' at 31 December 2023, 2022 and 2021 is as follows:

EUR million
	31 December 2023
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	17	—	17	9,867
Rest of Europe	333	(96)	237	18,258
Latin America and rest of the world	194	(820)	(626)	38,169
Issued by Private-sector
Spain	98	(9)	89	5,129
Rest of Europe	19	(30)	(11)	5,018
Latin America and rest of the world	6	(267)	(261)	5,106
	667	(1,222)	(555)	81,547

EUR million
	31 December 2022
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	26	(1)	25	9,312
Rest of Europe	268	(199)	69	17,593
Latin America and rest of the world	196	(937)	(741)	40,873
Issued by Private-sector
Spain	—	(24)	(24)	5,727
Rest of Europe	11	(68)	(57)	5,203
Latin America and rest of the world	16	(290)	(274)	4,590
	517	(1,519)	(1,002)	83,298

2023 Annual report     Contents    Auditor's report
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
At the end of the years 2023, 2022 and 2021, the Group recorded under 'Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss', net due to modification of the consolidated income statement, in the line of financial assets at fair value with changes in other comprehensive income a provision of EUR 44 million, EUR 7 million and EUR 19 million in 2023, 2022 and 2021, respectively.
g) Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates
At 31 December 2023, the heading includes a negative amount of EUR 318 million (EUR 374 million and EUR 376 million in 2022 and 2021, respectively). Of the variation in the balance of said years, a gain of EUR 44 million and EUR 15 million has been transferred to results, and a loss of EUR 6 million in the years 2023, 2022 and 2021, respectively.
30. Shareholders' equity
The changes in Shareholders' equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders' equity and the changes during the year are set forth below.

31. Issued capital
a) Changes
At 31 December 2020, Banco Santander's share capital consisted of EUR 8,670 million, represented by 17,340,641,302 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
Likewise, at 31 December 2021, Banco Santander's share capital consisted of EUR 8,670 million, represented by 17,340,641,302 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
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
Therefore, at 31 December 2022, Banco Santander's share capital consisted of EUR 8,397 million, represented by 16,794,401,584 shares of EUR 0.50 of nominal value each and all of them of a unique class and series. It includes 340,406,572 shares corresponding to the first 2022 share buyback program.
On 21 March 2023, there was a capital reduction amounting EUR 170,203,286 through the redemption of 340,406,572 shares, corresponding to the share buyback program carried out in 2022 and ended in January 2023.
Likewise, on 30 June 2023, there was a capital reduction of EUR 134,924,476.50 through the redemption of 269,848,953 shares, corresponding to the share buyback program during the first half of 2023.
Aforementioned operations have not entailed the return of contributions to the shareholders as Banco Santander was the owner of the redeemed shares.
Therefore, Banco Santander's share capital at 31 December 2023 consisted of EUR 8,092 million, represented by 16,184,146,059 shares of EUR 0.50 of nominal value each and all of them of a unique class and series; including 286,842,316 shares corresponding to the first buyback program of 2023. (See note 1.g.).

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Banco Santander’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Shares (ADS), each ADS representing one share. Additionally, Banco Santander's shares were listed on the traditional listing of the Mexican Stock Exchange (BMV) and since 29 December 2023, they were listed only in the International Quotation System of said stock exchange.
As of 31 December 2023, no Banco Santander shareholder individually held more than 3% of its total share capital (which is the threshold generally provided for in Spanish regulations for mandatory notification of a significant participation in a listed company). Even though at 31 December 2023, certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (14.97%),Chase Nominees Limited (6.89%), The Bank of New York Mellon Corporation (5.98%), Citibank New York (3.87%), BNP (3.09%).
At 31 December 2023, neither Banco Santander's shareholder registry nor the CNMV's registry showed any shareholder residing in a non-cooperative jurisdiction with a shareholding equal to, or greater than, 1% of our share capital (which is the other threshold applicable under Spanish regulations).
b) Other considerations
Under Spanish law, only shareholders at the general meeting have the authority to increase share capital. However, they may delegate the authority to approve or execute capital increases to the board of directors. Banco Santander´s Bylaws are fully aligned with Spanish law and do not establish any different conditions for share capital increases.
At 31 December 2023 the shares of the following companies were listed on official stock markets: Banco Santander Argentina S.A.; Banco Santander - Chile; Banco Santander (Brasil) S.A. and Santander Bank Polska S.A.
At 31 December 2023 the number of Banco Santander shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 36 million shares, which represented 0.22% of Banco Santander’s share capital (50 and 45 million shares, representing 0.30% and 0.26% of the share capital in 2022 and 2021, respectively). In addition, the number of Banco Santander shares owned by third parties and received as security was 159 million shares (equal to 0.98% of the Bank’s share capital).
At 31 December 2023 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (see appendix V).
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
The decreased produced in 2022 by an amount of EUR 1,433 million was the consequence of the difference between the purchase value of the redeemed shares (EUR 1,706 million) and the par value of said shares (EUR 273 million) as a consequence of the capital decreases described in note 31.a.
Likewise, in accordance with applicable legislation, a reserve for redeemed capital has been allocated with a charge to the share premium in an amount equal to the nominal value of said redeemed shares (273 million euros).
The decrease produced in 2023 by an amount of EUR 1,595 million has been the consequence of the difference between the purchase value of the redeemed shares (EUR 1,900 million) and the par value of said shares (EUR 305 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
Likewise, in accordance with the applicable legislation, a reserve has been provided for amortized capital charged to the issue premium for an amount equal to the nominal value of said amortized shares (EUR 305 million).

2023 Annual report     Contents    Auditor's report
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
b) Breakdown
The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

EUR million
	2023	2022	2021
Restricted reserves	2,899	2,798	2,543
Legal reserveA	1,618	1,734	1,734
Own shares	649	737	755
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	589	284	11
Unrestricted reserves	16,033	7,701	4,243
Voluntary reservesB	14,284	7,917	6,123
Consolidation reserves attributable to the Bank	1,749	(216)	(1,880)
Reserves of subsidiaries	47,669	49,196	47,438
Reserves of entities accounted for using the equity method	1,762	1,553	1,572
	68,363	61,248	55,796
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
Consequently, once again, after the capital increases described in note 31 had been carried out, the balance of the legal reserve met the percentage of 20% of the share capital, and at 31 December 2023 the Legal reserve was at the stipulated level.
ii. Reserve for treasury shares
According to the Corporate Enterprises Act, an unavailable reserve equivalent to the amount for which Banco Santander's shares owned by subsidiaries are recorded. This reservation shall be freely available when the circumstances which have obliged its constitution disappear. In addition, this reserve covers the outstanding balance of loans granted by the Group with Banco Santander's share guarantee and the amount equivalent to the credits granted by the Group companies to third parties for the acquisition of own shares.
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
iv. Reserves of subsidiaries
The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

EUR million
	2023	2022	2021
Banco Santander (Brasil) S.A. (Consolidated Group)	14,512	14,663	14,325
Santander UK Group	8,700	8,358	8,558
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	5,684	5,437	4,753
Santander Consumer Finance Group	4,344	3,858	3,502
Banco Santander - Chile	4,112	3,875	3,194
Banco Santander Argentina S.A.	2,813	2,527	2,318
Banco Santander Totta, S.A. (Consolidated Group)	2,626	3,297	2,940
Santander Bank Polska S.A.	2,535	2,140	1,990
Grupo Santander Holdings USA	1,893	4,324	4,913
Santander Investment, S.A.	1,215	1,316	1,307
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	1,044	1,050	869
Banco Santander International SA (former Banco Santander (Suisse) S.A)	346	310	277
Other companies and consolidation adjustments	(2,155)	(1,959)	(1,508)
	47,669	49,196	47,438
Of which, restricted	3,870	3,614	3,392

2023 Annual report     Contents    Auditor's report
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
On 8 September 2017, Banco Santander, S.A. issued contingent redeemable perpetual bonds (the fidelity bonds) amounting to EUR 981 million nominal value EUR -686 million fair value. On 31 December 2023 amounted to EUR 720 million.
Additionally, at 31 December 2023 the Group had other equity instruments amounting to EUR 195 million.
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
During 2022, 713,359,786 shares of the Bank were acquired at an average price of EUR 2.87 per share, of which 286,309,445 relate to the Share Buyback Program carried out during the first half of 2022, and 220,942,806 relate to the Share Buyback Program started on November 22. Likewise, 546,239,718 shares were amortised (note 31) and 201,022,983 shares at an average price of EUR 2.85 per share were transferred, of which 36,700,000 shares correspond to two donations made by Banco Santander to Fundación Banco Santander with extraordinary character.
At 31 December 2022, the number of treasury shares held by the Group was 243,689,025 (1.45% of the issued share capital).
During 2023, 911,293,677 shares of the Bank were acquired at an average price of EUR 3.41 per share, of which 389,312,719 relate to the Share Buyback Program carried out during the first half of 2023, and 286,842,316 relate to the new Share Buyback Program started on September. Likewise, 610,255,525 shares were amortised (note 31) and 246,911,504 shares at an average price of EUR 3.34 per share have been transferred, of which 6,617,008 shares correspond to the donation made by Banco Santander to Fundación Banco Santander with extraordinary character.
At 31 December 2023, the Group holds 297,815,673 shares of the Bank's issued share capital (1.84%).
The effect on equity, net of tax, arising from the purchase and sale of Bank shares is of EUR 13 million profit in 2023 (EUR 7 million and EUR 23 million profit in 2022 and 2021, respectively).
35. Memorandum items
Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.
a) Guarantees and contingent commitments granted
Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contracts. The detail is as follows:

	2023	2022	2021
Loans commitment granted	279,589	274,075	262,737
Of which impaired	406	653	615
Financial guarantees granted	15,435	12,856	10,758
Of which impaired	578	521	188
Financial guarantees	15,400	12,813	10,715
Credit derivatives sold	35	43	43
Other commitments granted	113,273	92,672	75,733
Of which impaired	542	608	781
Technical guarantees	57,363	50,508	40,158
Other	55,910	42,164	35,575
The breakdown as at 31 December 2023 of the exposures and the provision fund out of balance sheet by impairment stage is EUR 398,243 million and EUR 302 million (EUR 370,729 million and EUR 331 million in 2022 and EUR 337,113 million and EUR 372 million in 2021) in stage 1, EUR 8,528 million and EUR 174 million (EUR 7,092 million and EUR 191 million in 2022 and EUR 10,531 million and EUR 200 million in 2021) in stage 2 and EUR 1,526 million and EUR 226 million (EUR 1,782 million and EUR 212 million in 2022 and EUR 1,584 million and EUR 161 million in 2021) in stage 3, respectively.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

b) Memorandum items
i. Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

EUR million
	2023	2022	2021
Investment funds	165,174	142,189	145,987
Pension funds	14,831	14,021	16,078
Assets under management	29,732	25,670	24,862
	209,737	181,880	186,927
ii. Non-managed marketed funds
Additionally, at 31 December 2023 there are non-managed marketed funds totalling EUR 50,036 million (EUR 48,379 million and EUR 48,385 million at 31 December 2022 and 2021, respectively).
c) Third-party securities held in custody
At 31 December 2023 the Group held in custody debt securities and equity instruments totalling EUR 268,338 million (EUR 231,263 million and EUR 236,153 million at 31 December 2022 and 2021, respectively) entrusted to it by third parties.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The following tables contains the detail of the hedging derivatives according to the type of hedging, the hedge risk and the main products used as of 31 December 2023, 2022 and 2021:

EUR million
	2023
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	241,792	2,661	4,231	(1,869)
Interest rate risk	225,377	2,280	3,644	(1,684)	Hedging derivatives
Of which:
Interest rate swap	92,491	1,671	2,236	(47)
Call money swap	122,891	344	1,226	(1,824)
Exchange rate risk	4,331	15	24	(98)	Hedging derivatives
Fx forward	1,913	15	24	(11)
Future interest rate	2,418	—	—	(87)
Interest rate and exchange rate risk	12,084	366	563	(87)	Hedging derivatives
Interest rate swap	1,218	6	82	59
Call money swap	1,093	3	97	(39)
Currency swap	9,773	357	384	(107)

Cash flow hedges	157,796	2,575	2,889	1,828
Interest rate risk	97,780	913	1,246	2,181
Of which:
Future interest rate	3,020	—	—	6
Interest rate swap	37,864	403	948	1,188
Call money swap	53,705	469	266	1,000
Exchange rate risk	34,823	1,001	663	(498)	Hedging derivatives
Of which:
FX forward	11,160	502	241	43
Currency swap	20,043	446	397	(537)
Interest rate and exchange rate risk	12,217	484	74	(98)	Hedging derivatives
Interest rate swap	2,847	—	(45)	227
Currency swap	9,370	484	119	(325)
Inflation risk	12,908	155	906	234	Hedging derivatives
Of which:
Currency swap	12,495	153	906	240
Equity risk	68	22	—	9	Hedging derivatives
Option	68	22	—	9

Hedges of net investments in foreign operations	18,706	61	536	(1,888)
Exchange rate risk	18,706	61	536	(1,888)	Hedging derivatives
FX forward	18,706	61	536	(1,888)
	418,294	5,297	7,656	(1,929)

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2022
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	214,473	5,095	4,630	3,351
Interest rate risk	190,513	4,405	4,239	2,554	Hedging derivatives
Of which:
Interest rate swap	87,477	2,950	3,203	(716)
Call money swap	88,059	1,367	623	3,468
Exchange rate risk	4,492	147	25	(9)	Hedging derivatives
FX forward	3,745	147	25	(36)
Future interest rate	747	—	—	27
Interest rate and exchange rate risk	19,412	543	366	805	Hedging derivatives
Of which:
Currency swap	9,522	266	286	(61)
Future interest rate	8,679	261	—	922
Interest rate swap	905	4	80	(79)
Credit risk	56	—	—	1	Hedging derivatives
CDS	56	—	—	1

Cash flow hedges	149,756	2,730	3,767	(519)
Interest rate risk	81,626	137	1,325	(2,461)	Hedging derivatives
Of which:
Future interest rate	2,027	—	—	51
Interest rate swap	55,886	59	1,494	(1,439)
Call money swap	20,784	49	(184)	(1,151)
Exchange rate risk	34,973	1,358	746	1,760	Hedging derivatives
Of which:
FX forward	10,754	267	172	773
Currency swap	20,005	951	455	982
Interest rate and exchange rate risk	16,175	1,046	292	(80)	Hedging derivatives
Interest rate swap	3,361	—	161	(333)
Currency swap	12,814	1,046	131	249
Inflation risk	16,924	180	1,403	261	Hedging derivatives
Of which:
Currency swap	14,096	179	1,364	241
Equity risk	58	9	1	—	Hedging derivatives
Option	58	9	1	—

Hedges of net investments in foreign operations	22,614	244	831	(2,467)
Exchange rate risk	22,614	244	831	(2,467)	Hedging derivatives
FX forward	22,614	244	831	(2,467)
	386,843	8,069	9,228	364

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2021
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	206,957	2,528	2,656	1,079
Interest rate risk	176,176	2,227	1,778	591	Hedging derivatives
Of which:
Interest rate swap	66,904	1,668	920	(377)
Call money swap	97,321	1	734	714
Exchange rate risk	21,238	7	423	287	Hedging derivatives
Fx forward	13,909	7	423	22
Future interest rate	7,329	—	—	265
Interest rate and exchange rate risk	9,326	294	452	200	Hedging derivatives
Of which:
Currency swap	7,397	281	443	192
Interest rate swap	1,650	12	9	(7)
Credit risk	173	—	2	1	Hedging derivatives
Inflation risk	44	—	1	—	Hedging derivatives

Cash flow hedges	160,397	2,034	2,157	(1,703)
Interest rate risk	99,648	156	420	(526)	Hedging derivatives
Of which:
Futures	7,652	—	—	(155)
Interest rate swap	69,471	70	155	(212)
Call money swap	16,846	20	182	(409)
Exchange rate risk	27,343	396	657	(112)	Hedging derivatives
Of which:
FX forward	8,381	280	42	26
Currency swap	15,004	100	606	(133)
Interest rate and exchange rate risk	21,609	1,425	400	(815)	Hedging derivatives
Of which:
Interest rate swap	3,604	95	2	(112)
Currency swap	17,005	1,330	393	(702)
Inflation risk	11,741	52	679	(247)	Hedging derivatives
Of which:
Currency swap	10,503	51	678	(232)
Equity risk	56	5	1	(3)	Hedging derivatives

Hedges of net investments in foreign operations	25,594	199	650	(1,159)
Exchange rate risk	25,594	199	650	(1,159)	Hedging derivatives
FX forward	25,594	199	650	(1,159)
	392,948	4,761	5,463	(1,783)

2023 Annual report     Contents    Auditor's report
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
Santander UK Group Holdings plc group also has access to international markets to obtain financing by issuing fixed-rate debt or investing in fixed rate debt of other issuers, in its functional currency and other currencies. As such, they are exposed to changes in interest rates and exchange rates, mainly in EUR and USD. This risk is mitigated with cross currency swaps e interest rate swaps in which they pay a fixed rate and receive a variable rate. Effectiveness is evaluated using linear regression techniques to compare changes in the fair value of the debt at interest and exchange rates with changes in the fair value of interest rate swaps or cross currency swaps.
Within the cash flow hedges, Santander UK Group Holdings plc group has portfolios of assets and liabilities at variable rates, normally at SONIA or BoE base rate. To mitigate this market rate variability risk, it contracts interest rate swaps.
As Santander UK Group Holdings plc group obtains financing in the international markets, it assumes a significant exposure to currency risk mainly USD and EUR. In addition, it also holds debt securities for liquidity purposes which assume exposure mainly in JPY and CHF. To manage this exchange rate risk, Spot, Forward y Cross Currency Swap are contracted to match the cash flow profile and the maturity of the estimated interest and principal repayments of the hedged item.
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
Banco Santander, S.A. covers the risks of its balance sheet in a variety of ways. On the one hand, documented as fair value hedges, it covers the interest rate and foreign exchange risk of fixed-income portfolios at a fixed rate (REPOs are included in this category). Resulting, in an exposure to changes in their fair value due to variations in market conditions based on the various risks hedged, which has an impact on Banco Santander's income statement.
To mitigate these risks, Banco Santander contracts derivatives, mainly Interest Rate Swaps, Cross Currency Swaps, Cap&floors and Forex Forward.
On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate or variable rate is covered. These hedges, are carried out through interest rate swaps, cross currency swaps and exchange rate derivatives (forex swaps and forex forward).
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Prospectively, the variations in the market values of the hedging instrument and the hedged item (represented by the hypothetical derivative) are measured in the event of parallel shifts of a positive basis point in the affected market curves.
There is another macro-hedge, this time of cash flows, the purpose of which is to actively manage the risk-free interest rate risk (excluding credit risk) of a portion of the floating rate assets of Banco Santander, S.A., through the arrangement of interest rate derivatives whereby the bank exchanges floating rate interest flows for others at a fixed rate agreed at the time the transactions are arranged. The items affected by the Macro-hedging have been designated as those in which their cash flows are exposed to interest rate risk, specifically the floating rate mortgages of the Banco Santander, S.A. network referenced to Euribor 12 Months or Euribor Mortgage, with annual renewal of rates, classified as sound risk and which do not have a contractual floor (or, if not, this floor is not activated). The hedged position affecting the Macro Cash Flow Hedge at the present time is near to EUR 10,000 million.
Regarding net foreign investments hedges, basically, they are allocated in Banco Santander, S.A. and Santander Consumer Finance Group. Grupo Santander assumes as a priority risk management objective to minimize -to the limit determined by the Group's Financial Management- the impact on the calculation of the capital ratio of its permanent investments included within the Group's consolidation perimeter, and whose shares or equity interests are legally denominated in a currency other than that of the Group's parent company. For this purpose, financial instruments (generally derivatives) are contracted to hedge the impact on the capital ratio of changes in forward exchange rates. Grupo Santander mainly hedges the risk for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD, PLN, UYU and PEN. The instruments used to hedge the risk of these investments are forex swaps, forex forward and spot currency purchases/sales.
For this type of hedges, ineffectiveness scenarios are considered to be of low probability, given that the hedging instrument is designated considering the position determined and the spot rate at which the position is located.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The following table sets out the maturity profile of the hedging instruments used in Grupo Santander non-dynamic hedging strategies:

EUR million
	31 December 2023
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	6,862	14,535	59,170	139,486	21,739	241,792
Interest rate risk	6,266	13,749	56,860	131,323	17,179	225,377
Of which:
Interest rate swap	2,013	2,104	16,045	59,952	12,377	92,491
Call money swap	4,163	11,421	39,873	65,453	1,981	122,891
Exchange rate risk	566	678	619	50	2,418	4,331
Fx forward	566	678	619	50	—	1,913
Future interest rate	—	—	—	—	2,418	2,418
Interest rate and exchange rate risk	30	108	1,691	8,113	2,142	12,084
Of which:
Interest rate swap	—	—	321	535	362	1,218
Call Money Swap	—	21	—	973	99	1,093
Currency swap	30	87	1,370	6,605	1,681	9,773

Cash flow hedges	7,873	16,149	43,913	83,291	6,570	157,796
Interest rate risk	4,467	6,859	30,846	53,038	2,570	97,780
Of which:
Future interest rate	—	—	—	3,020	—	3,020
Interest rate swap	3,191	2,876	14,108	16,793	896	37,864
Call money swap	1,050	3,553	15,755	31,942	1,405	53,705
Exchange rate risk	2,655	7,087	6,607	16,711	1,763	34,823
Of which:
FX forward	2,013	2,344	4,617	2,186	—	11,160
Currency swap	642	2,209	1,990	14,525	677	20,043
Interest rate and exchange rate risk	407	1,547	2,270	7,187	806	12,217
Of which:
Interest rate swap	—	80	—	2,575	192	2,847
Currency swap	407	1,467	2,270	4,612	614	9,370
Inflation risk	344	656	4,182	6,296	1,430	12,908
Of which:
Currency swap	318	618	3,833	6,296	1,430	12,495
Equity risk	—	—	8	59	1	68
Option	—	—	8	59	1	68

Hedges of net investments in foreign operations:	4,303	4,940	9,463	—	—	18,706
Exchange rate risk	4,303	4,940	9,463	—	—	18,706
FX forward	4,303	4,940	9,463	—	—	18,706
	19,038	35,624	112,546	222,777	28,309	418,294

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	31 December 2022
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	6,588	9,811	37,723	136,223	24,128	214,473
Interest rate risk	5,120	8,822	34,074	120,829	21,668	190,513
Of which:
Interest rate swap	2,535	3,005	8,854	56,868	16,215	87,477
Call money swap	2,492	5,039	23,511	54,786	2,231	88,059
Exchange rate risk	556	741	2,448	—	747	4,492
Fx forward	556	741	2,448	—	—	3,745
Future interest rate	—	—	—	—	747	747
Interest rate and exchange rate risk	912	238	1,193	15,356	1,713	19,412
Of which:
Currency swap	912	238	788	6,188	1,396	9,522
Interest rate swap	—	—	405	192	308	905
Future interest rate	—	—	—	8,679	—	8,679
Credit risk	—	10	8	38	—	56
CDS	—	10	8	38	—	56

Cash flow hedges	10,182	15,202	41,514	75,653	7,205	149,756
Interest rate risk	5,546	7,424	30,568	36,501	1,587	81,626
Of which:
Future interest rate	2,027	—	—	—	—	2,027
Interest rate swap	2,292	4,877	28,103	20,568	46	55,886
Call money swap	1,175	2,471	1,196	14,728	1,214	20,784
Exchange rate risk	3,777	4,295	4,452	19,940	2,509	34,973
Of which:
FX forward	1,996	2,487	1,982	4,289	—	10,754
Currency swap	1,313	1,809	2,470	13,028	1,385	20,005
Interest rate and exchange rate risk	182	509	3,982	10,294	1,208	16,175
Interest rate swap	—	—	659	2,468	234	3,361
Currency swap	182	509	3,323	7,826	974	12,814
Inflation risk	677	2,974	2,505	8,870	1,898	16,924
Of which:
Currency swap	483	951	1,895	8,869	1,898	14,096
Equity risk	—	—	7	48	3	58
Option	—	—	7	48	3	58

Hedges of net investments in foreign operations:	2,249	5,393	14,972	—	—	22,614
Exchange rate risk	2,249	5,393	14,972	—	—	22,614
FX forward	2,249	5,393	14,972	—	—	22,614
	19,019	30,406	94,209	211,876	31,333	386,843

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	31 December 2021
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	5,546	11,786	45,119	114,828	29,678	206,957
Interest rate risk	4,324	9,978	33,873	103,216	24,785	176,176
Of which:
Interest rate swap	267	2,138	4,189	42,398	17,912	66,904
Call money swap	3,716	7,527	25,588	56,120	4,370	97,321
Exchange rate risk	598	1,712	11,013	5,550	2,365	21,238
Future interest rate	—	—	—	4,964	2,365	7,329
Fx forward	598	1,712	11,013	586	—	13,909
Interest rate and exchange rate risk	624	77	199	5,898	2,528	9,326
Of which:
Interest rate swap	—	—	—	1,232	418	1,650
Currency swap	624	72	198	4,437	2,066	7,397
Credit risk	—	19	34	120	—	173
Inflation risk	—	—	—	44	—	44

Cash flow hedges	17,674	3,208	20,459	102,833	16,223	160,397
Interest rate risk	13,047	1,061	9,875	68,867	6,798	99,648
Of which:
Future interest rate	7,097	—	244	311	—	7,652
Interest rate swap	2,336	310	7,759	58,930	136	69,471
Call money swap	1,202	751	858	7,920	6,115	16,846
Exchange rate risk	3,438	1,348	3,195	15,506	3,856	27,343
Of which:
FX forward	2,406	1,309	1,947	2,719	—	8,381
Currency swap	1,032	39	1,248	9,885	2,800	15,004
Interest rate and exchange rate risk	860	336	5,924	11,165	3,324	21,609
Of which:
Interest rate swap	—	—	—	2,505	1,099	3,604
Currency swap	860	336	5,924	7,660	2,225	17,005
Inflation risk	329	463	1,463	7,246	2,240	11,741
Of which:
Currency swap	82	339	597	7,245	2,240	10,503
Equity risk	—	—	2	49	5	56

Hedges of net investments in foreign operations	4,097	5,346	13,235	2,916	—	25,594
Exchange rate risk	4,097	5,346	13,235	2,916	—	25,594
FX forward	4,097	5,346	13,235	2,916	—	25,594
	27,317	20,340	78,813	220,577	45,901	392,948

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Additionally, for Santander UK Group Holdings plc and Banco Santander, S.A., both the maturity profile, the average interest and exchange rate of hedging instruments by maturity buckets are shown:
Santander UK Group Holdings plc group

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	4,163	8,230	37,158	70,075	3,467	123,093
Average fixed interest rate (%) GBP	2.380	3.190	3.420	3.890	3.990
Average fixed interest rate (%) EUR	1.140	0.180	0.450	0.210	3.920
Average fixed interest rate (%) USD	2.600	2.460	4.230	1.360	4.910
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	41	—	2,172	198	2,411
Average GBP/EUR exchange rate	—	1.113	—	1.156	1.148
Average GBP/USD exchange rate	—	—	—	1.318	—
Average fixed interest rate (%) EUR	—	—	—	2.770	3.480
Average fixed interest rate (%) USD	—	—	—	4.830	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,050	3,553	15,756	31,941	1,405	53,705
Average fixed interest rate (%) GBP	5.060	3.050	5.380	3.840	3.450
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,068	6,266	3,104	10,888	1,763	23,089
Average GBP/JPY exchange rate	154.135	153.954	167.846	—	—
Average GBP/CHF exchange rate	1.092	1.093	1.089	1.121	1.121
Average GBP/EUR exchange rate	—	1.197	1.167	1.179	—
Average GBP/USD exchange rate	—	1.392	—	1.277	1.388
Equity risk
Equity instruments
Nominal	—	—	8	58	2	68
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	100	905	576	5,614	719	7,914
Average GBP/EUR exchange rate	1.183	—	1.254	1.198	1.189
Average GBP/USD exchange rate	—	1.663	—	1.383	1.537
Average fixed interest rate (%) GBP	2.570	2.540	2.960	2.420	4.810

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Banco Santander, S.A.

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,532	194	7,880	22,714	8,775	41,095
Average fixed interest rate (%) GBP	—	—	1.38	4.48	2.04
Average fixed interest rate (%) EUR	0.096	0.014	2.085	2.422	3.421
Average fixed interest rate (%) CHF	—	—	1.010	—	—
Average fixed interest rate (%) USD	0.015	3.688	2.603	3.801	4.446
Foreign exchange risk
Exchange and interest rate instruments
Nominal	278	634	524	50	—	1,486
Average PEN/USD exchange rate	3.784	3.751	—	—	—
Average CNY/EUR exchange rate	—	7.323	7.732	7.716	—
Average AUD/EUR exchange rate	1.648	1.665	—	—	—
Average MXN/EUR exchange rate	—	19.363	—	—	—
Average COP/USD exchange rate	4,159	3,998	—	—	—
Average MAD/EUR exchange rate	10.929	11.057	—	—	—
Average PEN/EUR exchange rate	4.095	4.110	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	30	66	1,450	4,321	1,150	7,017
Average fixed interest rate (%) AUD/EUR	—	—	—	4.800	3.615
Average fixed interest rate (%) CZK/EUR	—	—	—	2.000	—
Average fixed interest rate (%) RON/EUR	5.130	—	—	3.967	—
Average fixed interest rate (%) HKD/EUR	—	—	2.580	5.270	—
Average fixed interest rate (%) JPY/EUR	—	—	0.465	1.298	1.407
Average fixed interest rate (%) NOK/EUR	—	—	—	3.441	4.501
Average fixed interest rate (%) CHF/EUR	—	—	—	1.243	—
Average fixed interest rate (%) USD/MXN	—	—	14.250	—	—
Average fixed interest rate (%) USD/COP	—	17.980	6.152	13.207	7.149
Average fixed interest rate (%) EUR/USD	—	—	(0.140)	—	—
Average fixed interest rate (%) USD/CLP	—	—	3.450	—	—
Average AUD/EUR exchange rate	—	—	—	1.499	1.545
Average CZK/EUR exchange rate	—	—	—	25.831	—
Average EUR/USD exchange rate	—	—	0.891	0.961	—
Average HKD/EUR exchange rate	—	—	8.782	8.666	—
Average JPY/EUR exchange rate	—	—	120.568	134.151	129.229
Average NOK/EUR exchange rate	—	—	—	9.519	10.429
Average RON/EUR exchange rate	4.711	—	—	4.887	—
Average CHF/EUR exchange rate	—	—	—	1.104	—
Average MXN/EUR exchange rate	—	—	—	—	19.083
Average USD/CLP exchange rate	—	—	0.001	—	—
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average USD/MXN exchange rate	—	—	0.058	—	—
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Nominal	—	—	414	1,075	86	1,575
Average fixed interest rate (%) CHF/EUR	—	—	—	3.106	—
Average fixed interest rate (%) AUD/EUR	—	—	—	3.521	—
Average EUR/GBP exchange rate	—	—	1.173	—	—
Average AUD/EUR exchange rate	—	—	1.625	1.584	1.562
Average RON/EUR exchange rate	—	—	—	4.940	—
Average CHF/EUR exchange rate	—	—	—	1.002	—
Interest rate risk
Bond Forward instruments
Nominal	750	1,500	7,750	—	—	10,000
Average fixed interest rate (%) EUR	(0.124)	(0.889)	0.016	—	—
Exchange rate risk
Exchange instruments
Nominal	13	25	111	—	—	149
Average exchange rate GBP/EUR	1.148	1.146	1.138	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	3,593	4,870	8,034	—	—	16,497
Average BRL/EUR exchange rate	5.569	5.505	5.481	—	—
Average CLP/EUR exchange rate	916.724	936.166	987.202	—	—
Average COP/EUR exchange rate	—	4,526	—	—	—
Average GBP/EUR exchange rate	0.866	0.867	0.876	—	—
Average MXN/EUR exchange rate	20.078	20.589	20.210	—	—
Average USD/EUR exchange rate	—	1.129	1.081	—	—
Average PLN/EUR exchange rate	4.664	4.752	4.580	—	—
Average CAD/EUR exchange rate	—	1.461	—	—	—
Average CHF/EUR exchange rate	—	0.940	—	—	—
Average UYU/EUR exchange rate	43.235	43.521	44.400	—	—

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2022
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,032	1,248	2,348	24,115	8,809	37,552
Average fixed interest rate (%) GBP	—	2.036	2.036	1.856	2.036
Average fixed interest rate (%) EUR	0.569	(0.406)	0.278	2.396	1.674
Average fixed interest rate (%) CHF	—	—	—	0.530	—
Average fixed interest rate (%) JPY	—	—	—	0.465	—
Average fixed interest rate (%) CZK	—	—	—	1.650	—
Average fixed interest rate (%) NOK	—	—	—	—	2.327
Average fixed interest rate (%) AUD	—	1.073	—	—	—
Average fixed interest rate (%) USD	2.892	3.123	3.835	3.181	3.374
Average fixed interest rate (%) RON	—	—	—	3.610	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	250	899	2,064	—	—	3,213
Average GBP/EUR exchange rate	—	—	0.877	—	—
Average USD/EUR exchange rate	1.040	—	0.992	—	—
Average CNY/EUR exchange rate	7.172	7.252	7.159	—	—
Average AUD/EUR exchange rate	—	1.587	—	—	—
Average MXN/EUR exchange rate	—	21.529	—	—	—
Average JPY/EUR exchange rate
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	912	38	1,101	3,767	988	6,806
Average fixed interest rate (%) AUD/EUR	4.000	—	—	4.800	3.824
Average fixed interest rate (%) CZK/EUR	—	—	0.860	—	—
Average fixed interest rate (%) RON/EUR	—	4.520	—	5.130	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.580	—
Average fixed interest rate (%) JPY/EUR	0.568	—	—	1.442	1.360
Average fixed interest rate (%) NOK/EUR	—	—	—	3.010	3.762
Average fixed interest rate (%) CHF/EUR	—	—	—	1.243	—
Average fixed interest rate (%) EUR/GBP	—	5.170	—	—	—
Average fixed interest rate (%) NZD/EUR	—	—	—	—	—
Average fixed interest rate (%) USD/MXN	—	—	12.982	—	—
Average fixed interest rate (%) USD/COP	—	—	15.452	13.614	7.150
Average fixed interest rate (%) EUR/USD	—	—	—	(0.140)	—
Average fixed interest rate (%) USD/CLP	—	—	—	3.450	—
Average AUD/EUR exchange rate	1.499	—	—	1.499	1.545
Average CZK/EUR exchange rate	—	—	25.407	25.677	—
Average EUR/GBP exchange rate	—	1.162	—	—	—
Average EUR/USD exchange rate	—	—	—	0.945	—
Average HKD/EUR exchange rate	—	—	—	8.851	—
Average JPY/EUR exchange rate	133.840	—	—	130.227	118.180
Average NOK/EUR exchange rate	—	—	—	9.492	9.685
Average RON/EUR exchange rate	—	4.746	—	4.842	4.927
Average CHF/EUR exchange rate	—	—	1.092	1.105	—
Average USD/CLP exchange rate	—	—	—	0.001	—

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2022
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average USD/MXN exchange rate	—	—	0.051	—	—
Credit risk
Credit risk instruments
Nominal	—	9	8	38	—	55
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	3	597	1,451	184	2,235
Average fixed interest rate (%) EUR/PEN	—	—	6.496	—	—
Average fixed rate (%) USD/COP	—		15.398	—	—
Average fixed interest rate (%) EUR/AUD	—	3.207	—	—	—
Average fixed interest rate (%) AUD/EUR	—	—	—	0.305	—
Average EUR/GBP exchange rate	—	—	1.084	1.173	—
Average AUD/EUR exchange rate	—	—	—	1.604	1.562
Average RON/EUR exchange rate	—	—	—	4.885	—
Average JPY/EUR exchange rate	—	—	—	120.568	—
Average CHF/EUR exchange rate	—	—	—	1.102	—
Average NOK/EUR exchange rate	—	—	—	—	10.242
Average CZK/EUR exchange rate	—	—	—	26.131	—
Average EUR/PEN exchange rate	—	—	0.252	—	—
Average EUR/AUD exchange rate	—	0.654	—	—	—
Interest rate risk
Bond Forward instruments
Nominal	2,250	4,500	11,453	10,000	0	28,203
Average fixed interest rate (%) EUR	(0.431)	(0.404)	(0.348)	(0.010)	—
Inflation risk
Bond Forward instruments
Nominal	—	—	700	—	—	700
Average fixed interest rate (%) EUR	—	—	0.322	—	—
Exchange rate risk
Exchange instruments
Nominal	11	22	99	—	—
Average exchange rate GBP/EUR	1.156	1.153	1.142	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	2,020	4,711	13,839	—	—	20,570
Average BRL/EUR exchange rate	6.554	5.797	5.866	—	—
Average CLP/EUR exchange rate	953.549	955.790	944.113	—	—
Average COP/EUR exchange rate	—	4,935.121	—	—	—
Average GBP/EUR exchange rate	0.869	0.873	0.876	—	—
Average MXN/EUR exchange rate	25.130	23.968	22.156	—	—
Average USD/EUR exchange rate	—	—	1.158	—	—
Average PLN/EUR exchange rate	4.832	4.837	4.991	—	—

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2021
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Credit risk
Credit risk instruments
Nominal	—	19	34	120	—	173
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	9	1,169	1,848	408	3,434
Average fixed interest rate (%) EUR/PEN	—	—	3.441	—	—
Average fixed interest rate (%) EUR/AUD	—	1.632	—	—	—
Average fixed interest rate (%) AUD/EUR	—	—	—	0.305	—
Average EUR/GBP exchange rate	—	—	1.102	1.113	—
Average EUR/USD exchange rate	—	—	—	0.882	—
Average AUD/EUR exchange rate	—	—	—	1.604	1.562
Average RON/EUR exchange rate	—	—	—	4.885	—
Average JPY/EUR exchange rate	—	—	—	120.568	—
Average CHF/EUR exchange rate	—	—	—	—	1.102
Average NOK/EUR exchange rate	—	—	—	—	10.242
Average CZK/EUR exchange rate	—	—	—	26.131	—
Average EUR/PEN exchange rate	—	—	0.208	—	—
Average EUR/AUD exchange rate	—	0.624	—	—	—
Interest rate risk
Bond Forward instruments
Nominal	4,279	—	5,191	38,314	—	47,784
Average fixed interest rate (%) EUR	—	—	(0.465)	(0.258)	—
Average fixed interest rate (%) USD	—	—	1.765	—	—
Average fixed interest rate (%) AUD	—	—	—	1.650	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	3,778	4,848	11,815	2,916	—	23,357
Average BRL/EUR exchange rate	6.663	6.758	6.841	—	—
Average CLP/EUR exchange rate	943.354	929.690	949.615	—	—
Average COP/EUR exchange rate	—	—	4,538.997	—	—
Average GBP/EUR exchange rate	0.854	0.857	0.855	0.875	—
Average MXN/EUR exchange rate	25.541	25.335	25.192	—	—
Average PLN/EUR exchange rate	4.592	4.582	4.634	—	—
Average USD/EUR exchange rate	—	—	1.167	1.233	—

2023 Annual report     Contents    Auditor's report
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
Finally, it has hedges of net investments abroad to hedge the foreign exchange risk of the shareholding in NOK, CNY, PLN, CAD and CHF currencies.

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
Additionally, Banco Santander - Chile uses fair value hedges with cross currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in the fair value of the hedged item attributable to interest rates. The aforementioned hedging instruments modify the effective cost of long-term issues, from a fixed interest rate to a variable interest rate.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Regarding the hedged items, the following table shows the detail of the type of hedging, the risk that is hedged and which products are being hedged at 31 December 2023, 2022 and 2021. The products that are being hedged are mainly borrowed deposits, financial deposits, loans, government bonds as assets and financial bonds as liabilities:

	EUR million
	31 December 2023
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	134,095	26,946	(1,798)	(1,652)		1,928		—
Interest rate risk	130,672	19,176	(1,682)	(1,546)		1,757	—	—
Exchange rate risk	637	1,365	(1)	(3)		60	—	—
Interest and Exchange rate risk	2,786	6,405	(115)	(103)		111	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	—	—	—	—		—	—	—

Cash flow hedges						(1,824)	(813)	(173)
Interest rate risk						(2,182)	(797)	(77)
Exchange rate risk						500	(80)	—
Interest and Exchange rate risk						100	(144)	—
Inflation risk						(233)	196	(96)
Equity risk						(9)	12	—

Net foreign investments hedges	18,706	—				1,888	(8,684)	—
Exchange rate risk	18,706	—				1,888	(8,684)	—
	152,801	26,946	(1,798)	(1,652)		1,992	(9,497)	(173)

	EUR million
	31 December 2022
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	126,665	59,837	(5,487)	(3,581)	Loans and advances / Deposits and Debt securities / Debt securities issued	(3,232)	—	—
Interest rate risk	121,605	53,239	(5,069)	(3,428)		(2,397)	—	—
Exchange rate risk	2,792	1,040	(284)	—		(7)	—	—
Interest and Exchange rate risk	2,126	5,558	(134)	(153)		(826)	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	142	—	—	—		(2)	—	—

Cash flow hedges						475	(3,353)	(225)
Interest rate risk						2,458	(2,973)	(75)
Exchange rate risk						(1,764)	(88)	(2)
Interest and Exchange rate risk						39	(309)	1
Inflation risk						(258)	14	(149)
Equity risk						—	3	—

Net foreign investments hedges	22,614	—				2,467	(6,750)	—
Exchange rate risk	22,614	—				2,467	(6,750)	—
	149,279	59,837	(5,487)	(3,581)		(290)	(10,103)	(225)

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for hedges items that are no longer adjusted by profit and loss of coverage as at 31 December 2023 is EUR 1,006 million losses (EUR 756 million loss and EUR 460 million profit in 2022 and 2021, respectively).
The net impact of the hedges are shown in the following table:

	EUR million
	31 December 2023
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
			Gains or losses financial assets/liabilities	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		59
Interest rate risk		72
Exchange rate risk		(38)
Interest rate and exchange rate risk		25

Cash flow hedges	2,592	4	Gains or losses financial assets/liabilities	(2,622)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	2,179	2		(1,647)
Exchange rate risk	7	(1)		(416)
Interest rate and exchange rate risk	164	2		(431)
Inflation risk	233	1		(128)
Equity risk	9	—		—
Net foreign investments hedges	(1,888)	—		—
Exchange rate risk	(1,888)	—		—
	704	63		(2,622)

	EUR million
	31 December 2022
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
			Gains or losses financial assets/liabilities	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		119
Interest rate risk		155
Exchange rate risk		(16)
Interest rate and exchange rate risk		(20)

Cash flow hedges	(3,016)	(45)	Gains or losses financial assets/liabilities	1,254	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	(2,458)	1		(370)
Exchange rate risk	(178)	(10)		2,130
Interest rate and exchange rate risk	(638)	(39)		587
Inflation risk	258	3		(1,093)
Equity risk	—	—		—
Net foreign investments hedges hedges	(2,467)	—		—
Exchange rate risk	(2,467)	—		—
	(5,483)	74		1,254

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	EUR million
	31 December 2021
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
			Gains or losses financial assets/liabilities	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		18
Interest rate risk		46
Risk of Exchange rate		(55)
Risk of interest rate and exchange rate		27
Credit risk

Cash flow hedges	(938)	(64)	Gains or losses financial assets/liabilities	(801)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	(491)	(34)		269
Exchange rate risk	155	2		(262)
Interest rate and exchange rate risk	(350)	(35)		(350)
Inflation risk	(249)	3		(458)
Equity risk	(3)	—		—

Net foreign investments hedges	(1,159)	—		—
Exchange rate risk	(1,159)	—		—
	(2,097)	(46)		(801)

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The following table shows the movement in the impact of equity for the year:

EUR million
	2023	2022	2021
Balance at beginning of year	(9,187)	(4,559)	(2,829)
Cash flow hedges
Interest rate risk	2,179	(2,458)	(491)
Amounts transferred to income statements	1,647	370	(269)
Gain or loss in value CFE - recognized in equity	532	(2,828)	(222)
Exchange rate risk	7	(178)	155
Amounts transferred to income statements	416	(2,130)	262
Gain or loss in value CFE - recognized in equity	(409)	1,952	(107)
Interest rate and exchange rate risk	164	(638)	(350)
Amounts transferred to income statements	431	(587)	350
Gain or loss in value CFE - recognized in equity	(267)	(51)	(700)
Inflation risk	233	258	(249)
Amounts transferred to income statements	128	1,093	458
Gain or loss in value CFE - recognized in equity	105	(835)	(707)
Equity risk	9	—	(3)
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	9	—	(3)
Net foreign investments hedges
Exchange rate risk	(1,888)	(2,467)	(1,159)
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	(1,888)	(2,467)	(1,159)
Minorities, taxes and others	(941)	855	367
Balance at end of year	(9,424)	(9,187)	(4,559)
37. Discontinued operations
No operations were discontinued in 2023, 2022 or 2021.
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
The detail of the main interest and similar income items earned in 2023, 2022 and 2021 is as follows:

EUR million
	2023	2022	2021
Loans and advances, central banks	1,959	1,606	476
Loans and advances, credit institutions	5,361	2,186	916
Debt instruments	14,501	10,416	5,724
Loans and advances, customers	70,619	54,110	38,649
Other interestA	12,812	3,112	698
	105,252	71,430	46,463
A.Mainly include the rectification of income originating from accounting hedges as well as interest on balances in central banks and on demand credit institutions.
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
The detail of the main items of interest expense and similar charges accrued in 2023, 2022 and 2021 is as follows:

EUR million
	2023	2022	2021
Central banks deposits	2,178	706	338
Credit institution deposits	7,172	2,784	1,140
Customer deposits	33,238	16,994	5,452
Debt securities issued and subordinated liabilities	12,751	8,464	4,838
Marketable debt securities	11,702	7,472	4,190
Subordinated liabilities (note 23)	1,049	992	648
Provisions for pensions (note 25)	94	100	91
Lease Liabilities	130	116	125
Other interest expense	6,428	3,647	1,109
	61,991	32,811	13,093
Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

40. Dividend income
Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The detail of income from dividends as follows:

EUR million
	2023	2022	2021
Dividend income classified as:
Financial assets held for trading	415	366	369
Non-trading financial assets mandatorily at fair value through profit or loss	68	35	32
Financial assets at fair value through other comprehensive income	88	87	112
	571	488	513
41. Commission income
Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of fee and commission income is as follows:

EUR million
	2023	2022	2021
Coming from collection and payment services
Bills	232	245	214
Demand accounts	1,457	1,526	1,408
Cards	4,278	4,012	3,138
Orders	698	625	503
Cheques and other	128	172	139
	6,793	6,580	5,402
Coming from non-banking financial products
Investment funds	1,092	1,017	992
Pension funds	178	167	161
Insurance	2,715	2,743	2,467
	3,985	3,927	3,620
Coming from Securities services
Securities underwriting and placement	511	438	431
Securities trading	348	339	319
Administration and custody	354	321	402
Asset management	341	446	369
	1,554	1,544	1,521
Other
Foreign exchange	846	822	522
Financial guarantees	486	433	415
Commitment fees	549	506	442
Other fees and commissions	2,108	2,055	1,890
	3,989	3,816	3,269
	16,321	15,867	13,812

42. Commission expense
Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of commission expense is as follows:

EUR million
	2023	2022	2021
Commissions assigned to third parties	2,644	2,554	1,993
Cards	1,891	1,872	1,355
By collection and return of effects	24	18	16
Other fees assigned	729	664	622
Other commissions paid	1,620	1,523	1,317
Brokerage fees on lending and deposit transactions	105	77	60
Sales of insurance and pension funds	358	340	341
Other fees and commissions	1,157	1,106	916
	4,264	4,077	3,310
43. Gains or losses on financial assets and liabilities
The following information is presented below regarding the gains or losses recorded for financial assets or liabilities:
a) Breakdown
The detail, by origin, of Gains/losses on financial assets and liabilities:

EUR million
	2023	2022	2021
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	96	149	628
Financial assets at amortized cost	(3)	34	89
Other financial assets and liabilities	99	115	539
Of which debt instruments	51	122	567
Gains or losses on financial assets and liabilities held for trading, netA	2,322	842	1,141
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	204	162	132
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, netA	(93)	968	270
Gains or losses from hedge accounting, net	63	74	(46)
	2,592	2,195	2,125
A.Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

As explained in note 44, the above breakdown should be analysed in conjunction with the 'Exchange differences, net':

EUR million
	2023	2022	2021
Exchange differences, net	41	(542)	(562)
b) Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

EUR million
	2023	2022	2021
Loans and receivables:	51,072	44,962	34,812
Central banks	17,717	11,595	3,608
Credit institutions	14,520	17,175	13,549
Customers	18,835	16,192	17,655
Debt instruments	66,079	45,079	30,223
Equity instruments	19,125	13,777	19,119
Derivatives	56,328	67,002	54,292
	192,604	170,820	138,446
Grupo Santander mitigates and reduces this exposure as follows:
•With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.
At 31 December 2023 the exposure to credit risk of the derivatives presented in the balance sheet is not significant because they are subject to netting and collateral agreements (see note 2.f).
•Loans and advances to credit institutions and Loans and advances includes reverse repos amounting to EUR 44,567 million at 31 December 2023.
Also, mortgage-backed assets totalled EUR 788 million.
•Debt instruments include EUR 51,251 million of Spanish and foreign government securities.
At 31 December 2023 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.
The detail of the amount of the liability balances is as follows:

EUR million
	2023	2022	2021
Deposits	80,503	62,620	23,156
Central banks	9,017	7,497	1,645
Credit institutions	19,597	11,754	7,552
Customer	51,889	43,369	13,959
Marketable debt securities	5,371	5,427	5,454
Short positions	26,174	22,515	12,236
Derivatives	50,589	64,891	53,566
Other financial liabilities	—	—	—
	162,637	155,453	94,412
At 31 December 2023, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.
In relation to liabilities designated at fair value through profit or loss where it has been determined at initial recognition that the credit risk is recorded in accumulated 'Other comprehensive income' (see 'Statement of recognised income and expense') the amount that the Group would be contractually obliged to pay on maturity of these liabilities at 31 December 2023 is EUR 866 million higher than their carrying amount (EUR 1,044 million higher at 31 December 2022 and EUR 81 million lower at 31 December 2021).
Within Deposits, there are repurchase agreements amounting to EUR 45,956 million at 31 December 2023.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

45. Other operating income and expenses
Other operating income and Other operating expenses in the consolidated income statements include:

EUR million
	2023	2022	2021
Other operating income	1,104	1,510	2,255
Non- financial services	752	770	291
Other operating income	352	740	1,964
Other operating expense	(2,827)	(2,803)	(2,442)
Non-financial services	(674)	(661)	(283)
Other operating expense:	(2,153)	(2,142)	(2,159)
Of which, credit institutions deposit guarantee fund and single resolution fund	(1,119)	(1,258)	(1,016)
	(1,723)	(1,293)	(187)
The amount of the Group recognises in relation to income from sub-leases of rights of use is not material.

46. Staff costs
a) Breakdown
The detail of Staff costs is as follows:

EUR million
	2023	2022	2021
Wages and salaries	10,351	9,563	8,466
Social Security costs	1,637	1,441	1,323
Additions to provisions for defined benefit pension plans (note 25)	42	65	73
Contributions to defined contribution pension funds	310	296	286
Other Staff costs	1,386	1,182	1,068
	13,726	12,547	11,216
b) Headcount
The number of employees of Grupo Santander at 31 December 2023, 2022 and 2021 is 212,764, 206,462 and 199,177, respectively. For the years 2023, 2022 and 2021 the average number of employees of the Group is 211,514, 201,516 and 194,589, respectively, being the average number of employees of Banco Santander, S.A. 24,061, 23,410 and 24,512, of which 16, 17 and 19 are executive directors and Senior management, respectively.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The functional breakdown (final employment), by gender, at 31 December 2023 is as follows:

Functional breakdown by gender
	Senior executivesA		Other executives		Other employees
	Men	Women	Men	Women	Men	Women
Europe	1,073	500	10,704	7,629	31,413	38,062
North America	202	82	3,778	2,522	16,387	21,111
South America	305	141	3,878	2,708	32,709	39,560
	1,580	723	18,360	12,859	80,509	98,733
The same information, expressed in percentage terms at 31 December 2023 is as follows:

Functional breakdown by gender
	Senior executivesA		Other executives		Other employees
	Men	Women	Men	Women	Men	Women
Europe	68%	32%	58%	42%	45%	55%
North America	71%	29%	60%	40%	44%	56%
South America	68%	32%	59%	41%	45%	55%
	69%	31%	59%	41%	45%	55%
A.Includes Group Senior Executive VP, Executive VP y VP.
The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.
The number of employees in the Group with disabilities, distributed by professional categories, at 31 December 2023, is as follows:

Number of employeesA
2023
Senior executives	18
Other executives	281
Other employees	4,402
4,701
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
The number of Group employees with disabilities at 2022 and 2021, was 4,114 and 3,703, respectively.
Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2023 was 428 (331 and 288 employees during 2022 and 2021). At the end of fiscal year 2023, there were 436 employees (444 and 307 employees at 31 December, 2022 and 2021, respectively).
c) Share-based payments
The main share-based payments granted by the Group in force at 31 December, 2023, 2022 and 2021 are described below.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The plans that include share-based payments are as follows: (i) Deferred and Conditional Variable Remuneration Plan; (ii) Deferred Multiyear Objectives Variable Remuneration Plan; (iii) Digital Transformation Award, (iv) Digital Transformation Award 2022 and (v) Digital Transformation Award 2023. The characteristics of the plans are set forth below:

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022 and 2023)
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

Beneficiaries:
•Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as executives and employees who assume risks (fifth cycle)

•In the case of the sixth, seventh, eighth, ninth, tenth, eleventh twelfth and thirteenth cycle, the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the fifth and sixth cycles (2015 to 2016), the accrual of the deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations on none of the following circumstances existing during the period prior to each delivery, pursuant to the provisions set forth in each case in the plan regulations:
•Poor financial performance of the Group.
•Breach by the beneficiary of internal regulations, including, in particular, those relating to risks.
•Material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards.
•Significant changes in the Group’s economic capital or risk profile
In the case of the seventh, eighth, ninth, tenth, eleventh, twelfth and thirteenth cycles (2017 to 2022), the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to non-occurrence of a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel:
i.significant failures in risk management by the entity , or by a business unit or risk control unit.
ii.the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
iii.Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
iv.Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

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

Twelfth (2022) and thirteenth (2023) cycle:
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

T

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(ii)Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017, 2018, 2019, 2020, 2021, 2022 and 2023)
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

Beneficiaries
Executive directors, senior management and certain executives of the Group’s first lines of responsibility.

In 2016 the accrual is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, to non-occurrence of the following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations:
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
In the eighth cycle, and for all Identified Staff: half in cash and 25% in shares and 25% in share options, or half in cash and half in shares, according to each executive´s choice.

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

In the seventh (2022) and eighth cycle (2023), the metrics for the deferred portion subject to long-term objectives (two last fourths and last three fifths, for the cases of four years and five years deferrals) are:
•Banco Santander's consolidated Return on tangible equity (RoTE) target in 2024 (7th cycle) and 2025 (8th cycle).
•Relative Total Shareholder Return (TSR) measured against a group of 9 credit institutions for the period 2022-2024 (7th cycle) and 2023-2025 (8th cycle).
•Five ESG metrics linked to our public targets of our Responsible Banking agenda.

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
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

(iv) Digital Transformation Award (2023)
The board of directors approved the 2022 Digital
Transformation Incentive. It is a variable remuneration scheme which delivers PagoNxt, S.L. RSUs and premium prices options (PPOs), and is aimed at up to 50 employees (and limited to 15 million euros) whose roles are considered key to PagoNxt’s success.

With this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.
And the performance conditions were focus on key digital projects related with PagoNxt's main businesses (Trade, Merchant and Payments) in its core geographies.
This incentive is structures in restricted stock units (RSUs) and premium priced Options (PPOs) of PagoNxt S.L. in a percentage determined by the internal category of the beneficiary. The average achievement for 2023 was 88%.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

ii. Santander UK plc
The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousand)	Exercise price in pounds sterlingA	Year granted	Employee group	Number of personsB	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/2021	21,162
Options granted (sharesave)	9,414	2.43	2021	Employees	4,142	01/11/21	01/11/24
						01/11/21	01/11/26
Options exercised	(48)	1.86
Options cancelled (net) or not exercised	(4,592)	2.95
Plans outstanding at 31/12/2021	25,936
Options granted (sharesave)	13,068	1.89	2022	Employees	4,362	01/11/22	01/11/25
						01/11/22	01/11/27
Options exercised	(242)	1.69
Options cancelled (net) or not exercised	(8,774)	2.59
Plans outstanding at 31/12/2022	29,988
Options granted (sharesave)	7,175	2.78	2023	Employees	4,752	01/11/23	01/11/26
						01/11/23	01/11/28
Options exercised	(5,980)	1.7
Options cancelled (net) or not exercised	(4,044)	2.53
Plans outstanding at 31/12/2023	27,139
A.At 31 December, 2023, 2022 and 2021, the euro/pound sterling exchange rate was 1.1525, 1.1277 and 1.1904 , respectively.
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

iii. Fair value
The fair value of the performance share plans was calculated as follows:
a) Deferred variable compensation plan linked to multi-year objectives 2021, 2022 and 2023:
The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2021, 2022 and 2023 and the levels of achievement of similar plans in comparable entities, it has been considered that the fair value is 70%.
b) Santander UK sharesave plans:
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was GBP 0.33 (GBP 0.23 and GBP 0.20 reported in 2022 and 2021, respectively).

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

47. Other general administrative expenses
a) Breakdown
The detail of Other general administrative expenses is as follows:

EUR million
	2023	2022	2021
Technology and systems	2,471	2,473	2,182
Property, fixtures and supplies (note 2.k)	818	804	789
Technical reports	809	785	689
Advertising	603	559	510
Taxes other than income tax	570	559	558
Communications	414	410	401
Surveillance and cash courier services	337	336	306
Per diems and travel expenses	218	163	69
Insurance premiums	95	108	109
Other administrative expenses	2,180	2,174	1,830
	8,515	8,371	7,443
The payments associated with short-term leases (leases less than or equal to 12 months) and leases of low-value assets, that the Group recognises as an expense in the income statement is not material.
b) Technical reports and other
Technical reports includes the fees from the various Group companies (detailed in the accompanying appendices) for the services provided by their respective auditors, the detail being as follows:

EUR million
	2023	2022	2021
Audit	116.8	115.4	106.0
Audit-related services	8.6	6.4	6.0
Tax services	1.6	0.5	0.7
All other	5.9	4.8	2.4
Total	132.9	127.1	115.1
The audit services and main non-audit services included for each item in the above breakdown are detailed as follows:
•Audit services: audit of the individual and consolidated financial statements of Banco Santander and its subsidiaries (of which PwC or another firm in its network is the statutory auditor); audit of the interim consolidated financial statements of Banco Santander; audit of the integrated audits prepared in order to file Form 20-F for the annual report with the SEC in the US and the internal control audit (SOx) for required Grupo Santander's entities; the limited review of the financial statements; and the regulatory auditor’s reports on Grupo Santander’s entities.
•Audit-related services: comfort letters; verification of the financial and non-financial information (as required by regulators); and other reviews of documents that, due to their nature, the external auditor provides for submission to domestic or foreign authorities.
•Tax services: tax compliance and advisory services provided to Group companies outside Spain, which have no direct effect on the audited financial statements and are permitted in accordance with independence regulations.
•Other services: agreed-upon procedure reports, assurance reports and special reports performed under the accepted profession's standards; as well as other reports required by the regulator.
The 'Audit' heading includes the fees for the year's audit, regardless of the date the audit was completed. Any subsequent adjustments, which are not significant, and for purposes of comparison, are shown in this note for each year. The fees corresponding to the rest of the services are shown by reference to when the audit committee approved them.
The services commissioned from the Group's auditors meet the independence requirements under applicable European and Spanish law, the SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and they did not involve in any case the performance of any work that is incompatible with the auditor's role.
Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 174.1 million in 2023 (EUR 185.5 million and EUR 263.8 million in 2022 and 2021, respectively).
c) Number of branches
The number of offices at 31 December 2023, 2022 and 2021 is as follows:

Number of branches
	Group
	2023	2022	2021
Spain	1,924	1,966	1,998
Group	6,594	7,053	7,231
	8,518	9,019	9,229

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

48. Gains or losses on non financial assets, net
The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follows:

EUR million
	2023	2022	2021
Gains
Tangible and intangible assets	53	56	87
Investments	285	5	2
	338	61	89
Losses
Tangible and intangible assets	(25)	(49)	(36)
Investments	—	—	—
	(25)	(49)	(36)
	313	12	53
49. Gains or losses on non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

EUR million
Net balance	2023	2022	2021
Tangible assets	(20)	7	(52)
Impairment (note 12)	(51)	(94)	(141)
Gain (loss) on sale (note 12)	31	101	89
Other gains and other losses	—	—	9
	(20)	7	(43)

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

50. Fair value of financial instruments
a) Detail
The following table summarises the fair values, at the end of each of the years indicated, of the financial assets and liabilities listed below, classified according to the different valuation methodologies used by the Group to determine their fair value:

EUR million
	2023			2022			2021
	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total
Financial assets held for trading	67,842	109,079	176,921	45,014	111,104	156,118	39,678	77,275	116,953
Non-trading financial assets mandatorily at fair value through profit or loss	1,765	4,145	5,910	1,800	3,913	5,713	2,398	3,138	5,536
Financial assets designated at fair value through profit or loss	2,746	7,027	9,773	1,976	7,013	8,989	2,113	13,844	15,957
Financial assets at fair value through other comprehensive income	64,631	18,677	83,308	64,216	21,023	85,239	77,749	30,289	108,038
Hedging derivatives (assets)	—	5,297	5,297	—	8,069	8,069	—	4,761	4,761
Financial liabilities held for trading	20,298	101,972	122,270	16,237	98,948	115,185	10,379	69,090	79,469
Financial liabilities designated at fair value through profit or lossA	25	40,342	40,367	212	40,056	40,268	3,620	11,323	14,943
Hedging derivatives (liabilities)	—	7,656	7,656	—	9,228	9,228	—	5,463	5,463
Liabilities under insurance contractsA	—	17,799	17,799	—	16,426	16,426	—	18,560	18,560
A. See impact of IFRS 17 at 31 December 2022 and 2021 (see Note 1.d).
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

2023 Annual report     Contents    Auditor's report
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
The CVA at 31 December 2023 amounted to EUR 293 million (resulting in a decrease of 16.5% compared to 31 December 2022) and DVA amounted to EUR 330 million (resulting in a decrease of 9.3% compared to 31 December 2022). These decreases are mainly due to movements in credit markets whose spread levels have reduced moderately compared to those of December 2022, partially offset by the upward movement in interest rates.
The CVA at 31 December 2022 amounted to EUR 351 million (resulting in an increase of 48% compared to 31 December 2021) and DVA amounted to EUR 364 million (resulting in an increase of 125% compared to 31 December 2021). The increase is mainly due to movements in credit markets whose spread levels have increased substantially compared to those at the end of 2021.

2023 Annual report     Contents    Auditor's report
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
In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated annual accounts as of 31 December 2023, 2022 and 2021.
During fiscal year 2023 there have been relevant reclassifications of instruments as Level 3, especially during the last quarter of the year. These changes have been motivated by the implementation of improvements in the classification criteria of financial instruments within the levels of the fair value hierarchy, to comply with regulatory expectations. Thus, the use of expert judgment to determine the observability of valuation inputs has been significantly reduced and objective criteria have been established based on access to price contributors and real market transactions. On the other hand, it has been strengthened the measurement of the significance of unobservable valuation inputs considering all the inputs that impact the valuation, including both market factors and others associated with credit risk.
As a consequence of these improvements, certain instruments have been classified as Level 3 as they are considered to use unobservable and significant inputs in their assessment. Among them, some long-term derivatives may be highlighted, others that incorporate optionality at unobservable terms or operations that include adjustments for credit risk in their valuation in which some of their components turn out to be unobservable and material. Likewise, some debt instruments that are not considered observable have been reclassified based on the new and stricter criteria currently used.
The effects on the consolidated financial statements resulting from the implementation of this new framework have been recognized prospectively in accordance with the provisions of IAS 8.
The rest of the changes in the instruments classified as Level 3 in the year have been due to movements in the volume of the positions of these instruments in the portfolio due to purchases/sales, with no significant variations having been detected in the market observability conditions of their inputs. of valuation.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 December 2023, 2022 and 2021:

EUR million
	Fair values calculated using internal models at
	2023A
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS	133,874	10,351
Financial assets held for trading	106,993	2,086
Central banksB	17,717	—	Present value method	Yield curves, FX market prices
Credit institutionsB	14,061	—	Present value method	Yield curves, FX market prices
CustomersB	11,418	24	Present value method	Yield curves, FX market prices
Debt and equity instruments	8,683	915	Present value method	Yield curves, FX market prices
Derivatives	55,114	1,147
Swaps	44,987	577	Present value method, Gaussian CopulaC	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	836	9	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,210	153	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	33	—	Present value method	Yield curves, FX market prices
Index and securities options	126	235	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	6,922	173	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	5,297	—
Swaps	4,665	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	2	—	Black's Model	Yield curves, FX market prices, Volatility surfaces
Other	630	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,050	2,095
Equity instruments	815	1,495	Present value method	Market price, Interest rates curves, Dividends and Others
Debt securities	539	313	Present value method	Yield curves
Loans and receivables	696	287	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	6,846	181
Credit institutions	459	—	Present value method	Yield curves, FX market prices
CustomersC	6,189	31	Present value method	Yield curves, FX market prices, HPI
Debt securities	198	150	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	12,688	5,989
Equity instruments	5	492	Present value method	Market price, Yield curves, Dividends and Others
Debt securities	9,638	559	Present value method	Yield curves, FX market prices
Loans and receivables	3,045	4,938	Present value method	Yield curves, FX market prices and Credit curves

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	Fair values calculated using internal models at
	2023A
	Level 2	Level 3	Valuation techniques	Main assumptions
LIABILITIES	166,542	1,227
Financial liabilities held for trading	101,103	869
Central banksB	7,808	—	Present value method	FX market prices, Yield curves
Credit institutionsB	17,862	—	Present value method	FX market prices, Yield curves
Customers	19,837	—	Present value method	FX market prices, Yield curves
Derivatives	49,380	869
Swaps	39,395	388	Present value method, Gaussian CopulaC	Yield curves, FX market prices, Basis, Liquidity, HPI
Interest rate options	2,207	139	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Exchange rate options	549	8	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	466	187	Black-Scholes model	Yield curves, FX market prices
Futures on interest rate and variable income	101	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	6,662	147	Present value method, Advanced stochastic volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Short positions	6,216	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	7,650	6
Swaps	6,866	6	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	1	—	Black's Model	Yield curves , Volatility surfaces, FX market prices and Liquidity
Other	783	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	40,313	29	Present value method	Yield curves, FX market prices
Liabilities under insurance contractsD	17,476	323	Present Value Method with actuarial techniques	Mortality tables and interest rate curves
A.Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
B.Includes mainly short-term loans/deposits and repurchase/reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
C.Includes, mainly, structured loans to corporate clients.
D.See impact of IFRS 17 at 31 December 2022 and 2021 (see Note 1.d)

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2022A		2021A
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS	142,832	8,290	121,640	7,667
Financial assets held for trading	110,721	383	76,738	537
Central banksB	11,595	—	3,608	—	Present value method
Credit institutionsB	16,502	—	10,397	—	Present Value method
CustomersB	9,550	—	6,829	—	Present Value method
Debt and equity instruments	6,537	43	2,312	24	Present Value method
Derivatives	66,537	340	53,592	513
Swaps	54,367	139	43,700	224	Present Value method, Gaussian Copula
Exchange rate options	916	4	539	12	Black-Scholes Model
Interest rate options	2,681	39	2,112	182	Black's Model, advanced multifactor interest rate models
Interest rate futures	113	—	409	—	Present Value method
Index and securities options	354	48	439	41	Black's Model, advanced multifactor interest rate models
Other	8,106	110	6,393	54	Present Value method, Advanced stochastic volatility models and other
Hedging derivatives	8,069	—	4,761	—
Swaps	6,687	—	4,204	—	Present Value method
Interest rate options	2	—	9	—	Black’s Model
Other	1,380	—	548	—	Present Value method, Advanced stochastic volatility models and other
Non-trading financial assets mandatorily at fair value through profit or loss	2,080	1,833	1,273	1,865
Equity instruments	643	1,269	415	1,231	Present Value method
Debt securities issued	809	325	589	366	Present Value method
Loans and receivables	628	239	269	268	Present Value method, swap asset model & CDS
Financial assets designated at fair value through profit or loss	6,586	427	13,426	418
Credit institutions	673	—	3,152	—	Present Value method
CustomersC	5,769	5	10,270	18	Present Value method
Debt securities	144	422	4	400	Present Value method
Financial assets at fair value through other comprehensive income	15,376	5,647	25,442	4,847
Equity instruments	9	700	74	821	Present Value method
Debt securities	11,869	229	21,585	146	Present Value method
Loans and receivables	3,498	4,718	3,783	3,880	Present Value method

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2022A		2021A
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
LIABILITIES	163,733	925	103,807	629
Financial liabilities held for trading	98,533	415	68,930	160
Central banksB	5,759	—	1,038	—	Present Value method
Credit institutionsB	9,796	—	6,488	—	Present Value method
Customers	12,226	—	6,141	—	Present Value method
Derivatives	64,147	415	53,234	160
Swaps	51,191	235	42,438	44	Present Value method, Gaussian Copula
Interest rate options	3,268	19	2,720	26	Black's Model, advanced multifactor interest rate models
Exchange rate options	769	—	658	7	Black-Scholes Model
Index and securities options	591	42	446	67	Black's Model, advanced multifactor interest rate models
Interest rate and equity futures	807	—	184	—	Present Value method
Other	7,521	119	6,788	16	Present Value method, Advanced stochastic volatility models and other
Short positions	6,605	—	2,029	—	Present Value method
Hedging derivatives	9,214	14	5,463	—
Swaps	8,142	14	4,149	—	Present Value method
Other	1,072	—	1,314	—	Present Value method, Advanced stochastic volatility models and other
Financial liabilities designated at fair value through profit or lossD	39,905	151	11,172	151	Present Value method
Liabilities under insurance contracts	16,081	345	18,242	318	Present Value method with actuarial techniques
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
b) Financial Instruments (level 3)
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The net amount recognised in profit and loss in 2023 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 404 profit (EUR 90 million loss in 2022 and EUR 73 million profit in 2021, respectively).
1.Valuation techniques
The table below shows the effect, at 31 December 2023, 2022 and 2021 on the fair value of the main financial instruments classified as level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.		n.a.	(0.08)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.01%	(1.90)	1.90
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		3.99%	(7.77)	7.72
Derivatives
CCS	Forward estimation	Interest rate	(6)bps - 6bps	0.40	bps	(0.90)	1.03
CDS	Credit default models	Illiquid credit default spread curves	100bps - 200bps	149.14	bps	(0.14)	0.14
EQ Options	EQ option pricing model	Volatility	0% - 70%		44.39%	(0.51)	0.89
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(1.26)	1.26
FX Options	FX option pricing model	Volatility	0% - 40%		20.81%	(0.55)	0.59
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.18%	(0.28)	0.16
IR Options	IR option pricing model	Volatility	0.4% - 32.2%		18.86%	(0.29)	0.41
IRS	Others	Others	5% - n.a.		n.a.	(1.25)	—
IRS	Discounted Cash Flows	Credit spread	2.6% - 8.3%		5.60%	(1.97)	2.18
IRS	Discounted Cash Flows	Swap rate	9.4% - 9.8%		9.60%	(1.01)	0.95
IRS	Forward estimation	Interest rate	(5.2)bps - 5.2bps	0.09	bps	(0.03)	0.03
IRS	Prepayment modelling	Prepayment rate	2.5% - 9.0%		8.92%	—	0.05
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(3.92)	3.92
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	(22.30)% - 27.20%		2.47%	(4.95)	4.95
Structured notes	Price based	Price	(10)% - 10%		0.00%	(1.53)	1.53
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%		1.55%	(0.21)	0.21
Mortgage portfolio	Black Scholes model	Growth rate	(5)%- 5%		0.00%	(0.23)	0.23
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		3.89%	(4.48)	4.25

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%		0.00%	(0.35)	0.35
Equity instruments
Equities	Price Based	Price	90% - 110%		100.00%	(149.49)	149.49
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.		n.a.	(20.8)	—
Loans	Discounted Cash Flows	Interest rate curve	4.6% - 9.0%		6.80%	(0.68)	0.68
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp		0bp	(20.3)	20.30
Loans	Forward estimation	Credit spread	167.7bps - 365.8bps	167.74	bps	(3.46)	—
Loans	Market price	Market price	(10)% - 20%		0.00%	(5.02)	2.51
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)% - 1%		0.00%	(0.09)	0.09
Government debt	Discounted Cash Flows	Interest rate	0% - 2%		0.99%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%		100.00%	(49.24)	49.24
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%		39.03%	(0.45)	0.25
CMS	Discounted Cash Flows	Volatility	10% - 90%		47.66%	—	—
FX Options	Volatility option model	Volatility	10% - 90%		28.09%	(0.45)	0.13
IRS	Discounted Cash Flows	Inflation Swap Rate	10% - 90%		39.03%	(0.45)	0.25
Swaptions	Volatility option model	Volatility	10% - 90%		35.55%	(0.21)	0.10
A.For each instrument, the valuation technique, the unobservable inputs are shown in the "Main observable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
B.The breakdown of impacts is shown by type of instrument and unobservable inputs.
C.The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

2022
Portfolio/Instrument					Impacts (EUR million)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	10.07%	(1.38)	1.40
Corporate debt	Price based	Market price	85% - 115%	100.00%	—	—
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	4.92%	(8.34)	8.07
Derivatives
CCS	Discounted Cash Flows	Interest rate	(0.7)% - 0.7%	0.00%	—	—
CCS	Forward estimation	Interest rate	(4)bps - 4bps	0.42bps	(0.06)	0.07
CDS	Discounted Cash flows	Credit Spread	14.9bps - 42.1bps	21.99bps	(0.05)	0.02
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.30%	(0.23)	0.48
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.05)	1.05
FRAs	Asset Swap model	Interest rate	0% - 6%	2.71%	(1.16)	0.95
Fx Swap	Others	Others	n.a.	n.a	(1.37)	1.37
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	0% - 10%	3.41%	(0.21)	0.11
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	17.37%	(0.14)	0.11
IR Options	IR option pricing model	Volatility	0% -60%	35.82%	(0.30)	0.44
IRS	Asset Swap model	Interest rate	0% - 15%	9.20%	(0.05)	0.08
IRS	Discounted Cash Flows	Credit spread	1.25% - 6.29%	3.89%	(2.25)	2.47
IRS	Discounted Cash Flows	Swap rate	8.6% - 9.1%	8.84%	(0.02)	0.03
IRS	Forward estimation	Interest rate	(6)bps - 6bps	0.13bps	(0.04)	0.04
IRS	Others	Others	5% - n.a.	n.a	(11.58)	—
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	4.17%	(0.06)	0.05
Others	Forward estimation	Price	0% -2%	0.62%	(0.53)	0.24
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(5.75)	5.75
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%	1.05%	(0.18)	0.18
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.79)	0.79
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(4.25)	3.83
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.01pbs	(0.33)	0.33
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.68)	0.68
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(126.87)	126.87

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a	(24.10)	—
Loans	Discounted Cash Flows	Interest rate curve	0.8% - 1.0%	0.88%	(0.08)	0.08
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(17.51)	17.51
Loans	Forward estimation	Credit spread	2.56% - 3.4%	2.56%	(0.49)	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	(0.4)% - 1.6%	0.63%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(70.04)	70.04
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	40.73%	(0.29)	0.18
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.13)	—
A.For each instrument, the valuation technique, the unobservable inputs are shown in the "Main observable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
B.The breakdown of impacts is shown by type of instrument and unobservable inputs.
C.The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

2021
Portfolio/Instrument					Impacts (EUR million)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favourable scenario
Financial assets held for trading
Derivatives
CCS	Discounted Cash Flows	Interest rate	(0.7)% - 0.7%	0.73%	(0.11)	0.11
CCS	Forward estimation	Interest rate	(4)bps - 4bps	(0.09)bps	(0.03)	0.03
Convertibility curve - inputs: NDFs Offshore	Forward estimation	Price	0% - 2%	0.61%	(0.65)	0.28
EQ Options	EQ option pricing model	Volatility	0% -90%	61.20%	(0.24)	0.52
EQ Options	Local volatility	Volatility	10% - 90%	40.00%	(6.82)	6.82
FRAs	Asset Swap model	Interest rate	0% - 4%	1.78%	(0.91)	0.73
FX Options	FX option pricing model	Volatility	0% - 50%	32.14%	(0.28)	0.50
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	(50)% - 50%	50.00%	(0.56)	0.28
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	13.29%	(0.47)	0.24
IR Futures	Asset Swap model	Interest rate	0% - 15%	5.91%	(1.09)	0.71
IR Options	IR option pricing model	Volatility	0% - 60%	36.28%	(0.20)	0.31
IRS	Asset Swap model	Interest rate	(6)% - 12.80%	10.36%	(0.07)	0.13
IRS	Discounted Cash Flows	Credit spread	1.03% - 3.75%	2.02%	(7.21)	4.16
IRS	Discounted Cash Flows	Inflation Swap Rate	(0.8)%-6.5%	1.81%	(0.04)	0.01
IRS	Discounted Cash Flows	Swap Rate	7.7%-8.2%	(2.87%)	(0.23)	0.10
IRS	Forward estimation	Interest rate	TIIE91(8.98)bps - TIIE91 + 11.12bps	n.a.	(0.27)	0.17
IRS	Forward estimation	Prepayment rate	6% - 12%	n.a.	—	—
IRS	Others	Others	0.05%	n.a.	(1.49)	—
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	0.44%	(0.09)	0.05
Property derivatives	Option pricing model	Growth rate	0% - 5%	2.50%	(2.62)	2.62
Swaptions	IR option pricing model	Volatility	0% - 40%	26.67%	(0.13)	0.27
Debt securities
Corporate debt	Price based	Market price	85% - 115%	100%	—	—
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 1.4%	0.66%	(0.26)	0.26
Mortgage portfolio	Black Scholes model	Growth rate	0% - 5%	2.50%	(1.90)	1.90
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	9.88%	(1.23)	1.20
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	8.33%	(4.14)	20.69
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(5.47)	4.92
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	1bp	(0.56)	0.60
Property securities	Probability weighting	Growth rate	0% - 5%	2.50%	(1.19)	1.19
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(123.10)	123.10

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

2021
Portfolio/Instrument					Impacts (EUR million)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favourable scenario
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(19.84)	—
Loans	Discounted Cash Flows	Interest rate curve	(0.1)% - 1.0%	0.12%	(0.07)	0.07
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	1bp	(13.12)	13.04
Loans	Forward estimation	Credit spread	0.77% - 2.42%	n.a.	—	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	0.6% - 0.8%	0.09%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(82.13)	82.13
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	36.30%	(0.50)	0.43
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos/Reverse repos	Asset Swap Repo Model	Long-term repo spread	n.a	n.a.	(0.36)	—
A.For each instrument, the valuation technique, the unobservable inputs are shown in the "Main observable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
B.The breakdown of impacts is shown by type of instrument and unobservable inputs.
C.The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

2. Movement of financial instruments classified as Level 3
Lastly, the changes in the financial instruments classified as Level 3 in 2023, 2022 and 2021 were as follows:

	01/01/2023	Changes						31/12/2023
EUR million	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	383	496	(149)	194	—	1,162	—	2,086
Customers	—	23	—	1	—	—	—	24
Debt securities	42	126	(63)	30	—	773	6	914
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	340	347	(86)	163	—	389	(6)	1,147
Swaps	139	90	(4)	179	—	191	(18)	577
Exchange rate options	4	1	—	4	—	—	—	9
Interest rate options	39	—	—	2	—	112	—	153
Index and securities options	48	132	(4)	(20)	—	76	3	235
Other	110	124	(78)	(2)	—	10	9	173
Financial assets at fair value through profit or loss	427	51	—	(21)	—	22	(298)	181
Loans and advances to customers	5	—	—	4	—	22	—	31
Debt securities	422	51	—	(25)	—	—	(298)	150
Non-trading financial assets mandatorily at fair value through profit or loss	1,833	345	(238)	107	—	(6)	54	2,095
Customers	239	99	(73)	13	—	—	9	287
Debt instruments	325	38	(48)	(5)	—	—	3	313
Equity instruments	1,269	208	(117)	99	—	(6)	42	1,495
Financial assets at fair value through other comprehensive income	5,647	3,322	(3,411)	—	(204)	231	404	5,989
Loans and advances	4,718	3,322	(3,408)	—	36	160	110	4,938
Debt securities	229	—	—	—	5	71	254	559
Equity instruments	700	—	(3)	—	(245)	—	40	492
TOTAL ASSETS	8,290	4,214	(3,798)	280	(204)	1,409	160	10,351
Financial liabilities held for trading	415	276	(167)	(118)	—	476	(13)	869
Trading derivatives	415	276	(167)	(118)	—	476	(13)	869
Swaps	235	53	(83)	(58)	—	257	(16)	388
Exchange rate options	—	6	—	2	—	—	—	8
Interest rate options	19	4	(5)	(16)	—	137	—	139
Index and securities options	42	88	(13)	(15)	—	82	3	187
Others	119	125	(66)	(31)	—	—	—	147
Hedging derivatives (Liabilities)	14	—	—	(3)	—	(5)	—	6
Swaps	14	—	—	(3)	—	(5)	—	6
Financial liabilities designated at fair value through profit or loss	151	32	(151)	(3)	—	—	—	29
Liabilities under insurance contracts	345	—	—	—	(40)	—	18	323
TOTAL LIABILITIES	925	308	(318)	(124)	(40)	471	5	1,227

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	01/01/2022	Changes						31/12/2022
EUR million	Fair value calculated using internal models (level 3)	Purchases /Issuances	Sales/Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	537	91	(99)	(116)	—	(15)	(15)	383
Debt securities	22	2	(2)	15	—	2	3	42
Equity instruments	2	—	—	—	—	(1)	—	1
Trading derivatives	513	89	(97)	(131)	—	(16)	(18)	340
Swaps	224	1	(47)	(20)	—	4	(23)	139
Exchange rate options	12	—	(9)	2	—	—	(1)	4
Interest rate options	182	—	—	(142)	—	(1)	—	39
Index and securities options	41	27	(28)	29	—	(26)	5	48
Other	54	61	(13)	—	—	7	1	110
Financial assets at fair value through profit or loss	418	—	(9)	(31)	—	—	49	427
Loans and advances to customers	18	—	(9)	(5)	—	—	1	5
Debt securities	400	—	—	(26)	—	—	48	422
Non-trading financial assets mandatorily at fair value through profit or loss	1,865	521	(579)	98	—	(22)	(50)	1,833
Customers	268	276	(280)	(25)	—	—	—	239
Debt securities	366	51	(33)	(31)	—	(27)	(1)	325
Equity instruments	1,231	194	(266)	154	—	5	(49)	1,269
Financial assets at fair value through other comprehensive income	4,847	8,564	(8,029)	—	(172)	417	20	5,647
Loans and advances	3,880	8,471	(7,988)	—	1	349	5	4,718
Debt securities	146	91	(23)	—	—	—	15	229
Equity instruments	821	2	(18)	—	(173)	68	—	700
TOTAL ASSETS	7,667	9,176	(8,716)	(49)	(172)	380	4	8,290
Financial liabilities held for trading	160	328	(97)	35	—	(2)	(9)	415
Trading derivatives	160	328	(97)	35	—	(2)	(9)	415
Swaps	44	32	(16)	189	—	9	(23)	235
Exchange rate options	7	6	(14)	1	—	—	—	—
Interest rate options	26	56	(44)	(19)	—	—	—	19
Index and securities options	67	23	(19)	(32)	—	(11)	14	42
Others	16	211	(4)	(104)	—	—	—	119
Hedging derivatives (Liabilities)	—	—	—	14	—	—	—	14
Swaps	—	—	—	14	—	—	—	14
Financial liabilities designated at fair value through profit or loss	151	0	(3)	3	—	0	0	151
Liabilities under insurance contracts	318	0	0	(11)	—	0	38	345
TOTAL LIABILITIES	629	328	(100)	41	—	(2)	29	925

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	01/01/2021	Changes						31/12/2021
EUR million	Fair value calculated using internal models (level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	740	136	(124)	(181)	—	(15)	(19)	537
Debt securities	7	20	(2)	(2)	—	—	(1)	22
Equity instruments	3	—	(1)	—	—	—	—	2
Trading derivatives	730	116	(121)	(179)	—	(15)	(18)	513
Swaps	272	5	(33)	(35)	—	33	(18)	224
Exchange rate options	22	14	(27)	3	—	—	—	12
Interest rate options	241	7	(39)	(27)	—	—	—	182
Index and securities options	94	18	(12)	(51)	—	(8)	—	41
Other	101	72	(10)	(69)	—	(40)	—	54
Financial assets at fair value through profit or loss	649	59	(120)	(11)	—	(163)	4	418
Credit entities	163	—	—	—	—	(163)	—	—
Loans and advances to customers	19	—	(2)	—	—	—	1	18
Debt securities	467	59	(118)	(11)	—	—	3	400
Non-trading financial assets mandatorily at fair value through profit or loss	934	534	(251)	127	—	485	36	1,865
Loans and advances to customers	295	122	(149)	—	—	(3)	3	268
Debt securities	134	206	(28)	28	—	17	9	366
Equity instruments	505	206	(74)	99	—	471	24	1,231
Financial assets at fair value through other comprehensive income	6,220	5,681	(6,588)	—	(228)	(241)	3	4,847
Loans and advances	4,791	5,597	(6,298)	—	(37)	(173)	—	3,880
Debt securities	206	75	(25)	—	(43)	(68)	1	146
Equity instruments	1,223	9	(265)	—	(148)	—	2	821
TOTAL ASSETS	8,543	6,410	(7,083)	(65)	(228)	66	24	7,667
Financial liabilities held for trading	295	85	(42)	(138)	—	(21)	(19)	160
Trading derivatives	295	85	(42)	(138)	—	(21)	(19)	160
Swaps	81	4	(10)	(36)	—	3	2	44
Exchange rate options	1	2	—	4	—	—	—	7
Interest rate options	49	26	(19)	(8)	—	—	(22)	26
Index and securities options	97	23	(5)	(27)	—	(22)	1	67
Securities and interest rate futures	2	—	(2)	—	—	—	—	—
Others	65	30	(6)	(71)	—	(2)	—	16
Financial liabilities designated at fair value through profit or loss	301	143	—	(6)	—	(289)	2	151
Liabilities under insurance contracts	309	—	—	6	—	—	3	318
TOTAL LIABILITIES	905	228	(42)	(138)	—	(310)	(14)	629

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

51. Other disclosures
a) Residual maturity periods
The detail, by maturity, of the balances of certain items in the consolidated balance sheet at 31 December 2023, 2022 and 2021 is presented below:

	31 December 2023
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	220,342	—	—	—	—	—	220,342
Financial assets at fair value through other comprehensive income	—	13,544	9,234	19,372	14,162	25,235	81,547
Debt securities	—	13,078	8,433	18,432	12,764	20,858	73,565
Loans and advances	—	466	801	940	1,398	4,377	7,982
Customers	—	466	801	940	1,085	4,377	7,669
Financial assets at amortized cost	40,687	202,066	171,494	232,190	158,556	386,410	1,191,403
Debt securities	—	12,281	14,114	18,608	11,281	47,275	103,559
Loans and advances	40,687	189,785	157,380	213,582	147,275	339,135	1,087,844
Central banks	—	18,730	—	—	—	1,352	20,082
Credits institutions	6,783	26,671	6,313	7,151	1,521	9,478	57,917
Customers	33,904	144,384	151,067	206,431	145,754	328,305	1,009,845
	261,029	215,610	180,728	251,562	172,718	411,645	1,493,292
Liabilities
Financial liabilities at amortized cost	711,093	246,898	182,516	161,784	88,527	77,885	1,468,703
Deposits	697,339	210,538	118,035	61,332	22,161	15,903	1,125,308
Central banks	168	20,224	6,941	16,846	4,581	22	48,782
Credit institutions	6,572	25,990	21,390	13,434	5,963	7,897	81,246
Customer deposits	690,599	164,324	89,704	31,052	11,617	7,984	995,280
Marketable debt securitiesA	—	28,371	63,440	92,554	57,639	61,204	303,208
Other financial liabilities	13,754	7,989	1,041	7,898	8,727	778	40,187
	711,093	246,898	182,516	161,784	88,527	77,885	1,468,703
Difference (assets less liabilities)	(450,064)	(31,288)	(1,788)	89,778	84,191	333,760	24,589
A.Includes promissory notes, certificates of deposit and other short-term debt issues.
See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, notes and other securities) (see note 22).

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2021
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	210,689	—	—	—	—	—	210,689
Financial assets at fair value through other comprehensive income	—	19,885	10,447	20,001	17,745	37,507	105,585
Debt securities	—	19,598	9,609	19,133	16,494	33,088	97,922
Loans and advances	—	287	838	868	1,251	4,419	7,663
Customers	—	287	838	868	1,251	4,419	7,663
Financial assets at amortized cost	35,520	161,837	121,272	154,345	130,456	434,468	1,037,898
Debt securities	—	4,212	4,171	2,205	15,388	9,732	35,708
Loans and advances	35,520	157,625	117,101	152,140	115,068	424,736	1,002,190
Central banks	—	14,544	—	—	—	1,113	15,657
Credit institutions	11,849	20,802	4,542	93	150	1,733	39,169
Customers	23,671	122,279	112,559	152,047	114,918	421,890	947,364
	246,209	181,722	131,719	174,346	148,201	471,975	1,354,172
Liabilities
Financial liabilities at amortized cost	718,435	169,013	99,223	194,879	98,210	69,409	1,349,169
Deposits	711,377	126,956	64,096	117,585	52,658	5,915	1,078,587
Central banks	92	5,861	2,130	91,651	40,013	10	139,757
Credit institutions	12,854	16,208	12,507	4,712	1,981	3,973	52,235
Customer deposits	698,431	104,887	49,459	21,222	10,664	1,932	886,595
Marketable debt securitiesA	—	31,550	29,798	71,333	45,198	62,830	240,709
Other financial liabilities	7,058	10,507	5,329	5,961	354	664	29,873
	718,435	169,013	99,223	194,879	98,210	69,409	1,349,169
Difference (assets less liabilities)	(472,226)	12,709	32,496	(20,533)	49,991	402,566	5,003
A.Includes promissory notes, certificates of deposit and other short-term debt issues.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The detail of the remaining contractual maturities of the existing financial liabilities at amortised cost at 31 December 2023, 2022 and 2021 is as follows:

	31 December 2023
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	698,595	204,001	109,311	51,191	20,761	15,585	1,099,444
Central banks	168	20,334	6,853	16,846	4,581	35	48,817
Credit institutions	6,884	25,642	21,334	13,079	5,924	7,685	80,548
Customer	691,543	158,025	81,124	21,266	10,256	7,865	970,079
Marketable debt securities	—	28,258	62,935	91,492	56,944	60,166	299,795
Other financial liabilities	13,666	8,078	1,041	7,898	8,727	777	40,187
	712,261	240,337	173,287	150,581	86,432	76,528	1,439,426

	31 December 2022
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	718,366	192,609	96,482	82,618	19,354	1,595	1,111,024
Central banks	117	7,003	18,210	46,933	4,506	9	76,778
Credit institutions	7,172	30,548	15,808	9,722	3,924	1,190	68,364
Customer	711,077	155,058	62,464	25,963	10,924	396	965,882
Marketable debt securities	—	34,312	46,396	81,059	55,357	57,576	274,700
Other financial liabilities	13,471	9,065	1,519	5,270	7,106	626	37,057
	731,837	235,986	144,397	168,947	81,817	59,797	1,422,781
.

	31 December 2021
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	705,129	120,654	62,896	116,343	52,031	5,884	1,062,937
Central banks	83	5,862	2,131	91,327	39,579	10	138,992
Credit institutions	12,683	16,184	11,867	4,504	1,945	3,950	51,133
Customer	692,363	98,608	48,898	20,512	10,507	1,924	872,812
Marketable debt securities	—	32,575	30,618	73,131	46,367	64,318	247,009
Other financial liabilities	7,059	10,507	5,329	5,961	354	663	29,873
	712,188	163,736	98,843	195,435	98,752	70,865	1,339,819

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December 2023, 2022 and 2021:

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	36,120	49,668	30,602	17,912	42,619	176,921
Derivatives	8,777	10,551	17,775	9,532	9,693	56,328
Equity instruments	—	—	—	—	15,057	15,057
Debt securities	7,598	18,315	10,274	8,137	17,800	62,124
Loans and advances	19,745	20,802	2,553	243	69	43,412
Central banks	1,146	16,571	—	—	—	17,717
Credits institutions	10,861	2,076	1,079	45	—	14,061
Customers	7,738	2,155	1,474	198	69	11,634
Financial assets designated at fair value through profit or loss	1,657	557	2,529	1,350	3,680	9,773
Debt securities	252	77	1,269	690	807	3,095
Loans and advances	1,405	480	1,260	660	2,873	6,678
Credit institutions	26	22	3	15	393	459
Customers	1,379	458	1,257	645	2,480	6,219
Non-trading financial assets mandatorily at fair value through profit or loss	591	153	71	80	5,015	5,910
Equity instruments	—	—	—	—	4,068	4,068
Debt securities	41	—	57	3	759	860
Loans and advances	550	153	14	77	188	982
Customers	550	153	14	77	188	982
Financial assets at fair value through other comprehensive income	—	—	—	—	1,761	1,761
Equity instruments	—	—	—	—	1,761	1,761
Hedging derivatives	1,188	412	1,535	937	1,225	5,297
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(237)	(225)	156	(402)	(80)	(788)
TOTAL FINANCIAL ASSETS	39,319	50,565	34,893	19,877	54,220	198,874

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	73,257	12,127	19,180	10,591	7,115	122,270
Derivatives	8,147	9,486	17,990	10,060	4,906	50,589
Shorts positions	21,381	1,288	765	531	2,209	26,174
Deposits	43,729	1,353	425	—	—	45,507
Central banks	7,808	—	—	—	—	7,808
Credits institutions	17,228	209	425	—	—	17,862
Customers	18,693	1,144	—	—	—	19,837
Financial liabilities designated at fair value through profit or loss	23,190	7,583	4,863	1,359	3,372	40,367
Deposits	22,688	6,459	3,223	338	2,288	34,996
Central banks	1,158	51	—	—	—	1,209
Credits institutions	1,161	57	84	61	372	1,735
Customers	20,369	6,351	3,139	277	1,916	32,052
Marketable debt securitiesA	502	1,124	1,640	1,021	1,084	5,371
Hedging derivatives	1,525	2,064	1,577	878	1,612	7,656
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(1)	(4)	36	(5)	29	55
TOTAL FINANCIAL LIABILITIES	97,971	21,770	25,656	12,823	12,128	170,348
A.Includes promissory notes, certificates of deposit and other short-term debt issues (see note 22).

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	125,083	31,658	55,344	47,204	20,300	279,589
Financial guarantees granted	7,870	4,734	1,654	686	491	15,435
Other commitments granted	81,146	17,448	9,699	3,386	1,594	113,273
MEMORANDUM ITEMS	214,099	53,840	66,697	51,276	22,385	408,297
In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2022
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	44,770	27,562	29,753	20,177	33,856	156,118
Derivatives	7,631	9,983	23,156	15,533	10,699	67,002
Equity instruments	—	—	—	—	10,066	10,066
Debt securities	5,160	13,357	5,667	4,193	13,026	41,403
Loans and advances	31,979	4,222	930	451	65	37,647
Central banks	11,595	—	—	—	—	11,595
Credits institutions	13,650	2,852	—	—	—	16,502
Customers	6,734	1,370	930	451	65	9,550
Financial assets designated at fair value through profit or loss	236	756	2,732	1,691	3,574	8,989
Debt securities	68	77	1,026	599	772	2,542
Loans and advances	168	679	1,706	1,092	2,802	6,447
Central banks	—	—	—	—	—	—
Credit institutions	6	181	23	4	459	673
Customers	162	498	1,683	1,088	2,343	5,774
Non-trading financial assets mandatorily at fair value through profit or loss	164	214	265	70	5,000	5,713
Equity instruments	—	—	—	—	3,711	3,711
Debt instruments	6	52	52	—	1,024	1,134
Loans and advances	158	162	213	70	265	868
Central banks	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—
Customers	158	162	213	70	265	868
Financial assets at fair value through other comprehensive income	—	—	—	—	1,941	1,941
Equity instruments	—	—	—	—	1,941	1,941
Hedging derivatives	2,200	1,076	1,356	1,451	1,986	8,069
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(734)	(498)	(1,178)	(1,036)	(303)	(3,749)
TOTAL FINANCIAL ASSETS	46,636	29,110	32,928	22,353	46,054	177,081

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2022
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	51,621	12,012	23,669	18,273	9,610	115,185
Derivatives	7,749	9,671	22,479	16,955	8,037	64,891
Shorts positions	17,952	888	1,031	1,071	1,573	22,515
Deposits	25,920	1,453	159	247	—	27,779
Central banks	5,757	—	—	—	—	5,757
Credits institutions	7,963	1,435	151	247	—	9,796
Customers	12,200	18	8	—	—	12,226
Marketable debt securities	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	25,180	3,984	4,389	1,796	4,918	40,268
Deposits	25,017	3,183	3,278	699	2,663	34,841
Central banks	1,702	38	—	—	—	1,740
Credits institutions	1,284	129	54	87	404	1,958
Customers	22,031	3,016	3,224	612	2,259	31,143
Marketable debt securitiesA	163	801	1,111	1,097	2,255	5,427
Hedging derivatives	947	1,469	3,650	1,159	2,003	9,228
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	11	(52)	(140)	20	44	(117)
TOTAL FINANCIAL LIABILITIES	77,759	17,413	31,568	21,248	16,575	164,564
A.Includes promissory notes, certificates of deposit and other short-term debt issues (see note 22).

	31 December 2022
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	120,962	32,538	50,875	54,033	15,667	274,075
Financial guarantees granted	7,023	3,586	1,427	441	379	12,856
Other commitments granted	66,716	16,152	7,119	1,517	1,168	92,672
MEMORANDUM ITEMS	194,701	52,276	59,421	55,991	17,214	379,603

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

	31 December 2021
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	26,142	9,234	15,709	12,750	15,634	79,469
Derivatives	4,485	7,583	14,868	11,912	14,718	53,566
Shorts positions	8,559	1,290	728	743	916	12,236
Deposits	13,098	361	113	95	—	13,667
Central banks	1,038	—	—	—	—	1,038
Credits institutions	5,919	361	113	95	—	6,488
Customers	6,141	—	—	—	—	6,141
Financial liabilities designated at fair value through profit or loss	4,809	1,187	2,621	1,085	5,241	14,943
Deposits	4,683	748	753	624	2,681	9,489
Central banks	569	38	—	—	—	607
Credits institutions	237	487	30	178	132	1,064
Customers	3,877	223	723	446	2,549	7,818
Marketable debt securitiesA	126	439	1,868	461	2,560	5,454
Hedging derivatives	613	930	1,667	824	1,429	5,463
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	45	16	58	49	80	248
TOTAL FINANCIAL LIABILITIES	31,609	11,367	20,055	14,708	22,384	100,123
A.Includes promissory notes, certificates of deposit and other short-term debt issues (see note 22).

	31 December 2021
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	123,529	27,587	51,999	49,781	9,841	262,737
Financial guarantees granted	3,617	4,251	1,749	687	454	10,758
Other commitments granted	52,359	12,008	7,297	1,539	2,530	75,733
MEMORANDUM ITEMS	179,505	43,846	61,045	52,007	12,825	349,228

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

b) Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent value in EUR million
	2023		2022		2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at central banks and other deposits on demand	114,410	—	122,391	—	105,457	—
Financial assets/liabilities held for trading	106,011	60,581	94,256	60,105	65,345	49,314
Non-trading financial assets mandatorily at fair value through profit or loss	3,291	—	3,210	—	2,460	—
Other financial assets/liabilities at fair value through profit or loss	1,721	12,699	1,085	19,929	1,230	8,785
Financial assets at fair value through other comprehensive income	60,516	—	62,046	—	78,086	—
Financial assets at amortized cost	773,504	—	747,138	—	680,774	—
Investments	1,689	—	1,296	—	1,666	—
Tangible assets	20,797	—	21,834	—	22,350	—
Intangible assets	12,772	—	11,881	—	10,066	—
Financial liabilities at amortized cost	—	937,917	—	893,531	—	796,395
Liabilities under insurance contracts	—	330	—	349	—	328
Other	26,236	25,740	23,886	24,372	22,631	20,420
	1,120,947	1,037,267	1,089,023	998,286	990,065	875,242
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
Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:
i) Financial assets measured at other than fair value

EUR million
	2023					2022					2021
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	1,087,844	1,077,543	—	103,414	974,129	1,073,490	1,053,703	—	64,968	988,735	1,002,190	1,006,711	—	69,840	936,871
Debt securities	103,559	102,888	67,951	11,057	23,880	73,554	70,373	37,805	19,254	13,314	35,708	35,378	13,558	12,158	9,662
	1,191,403	1,180,431	67,951	114,471	998,009	1,147,044	1,124,076	37,805	84,222	1,002,049	1,037,898	1,042,089	13,558	81,998	946,533

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

ii) Financial liabilities measured at other than fair value

EUR million
	2023					2022					2021
LiabilitiesA	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	1,125,308	1,124,373	—	263,428	860,945	1,111,887	1,108,918	—	258,701	850,217	1,078,587	1,076,876	—	286,613	790,263
Debt securities	303,208	298,792	136,109	125,575	37,108	274,912	263,191	106,169	124,939	32,083	240,709	246,697	109,346	115,034	22,317
	1,428,516	1,423,165	136,109	389,003	898,053	1,386,799	1,372,109	106,169	383,640	882,300	1,319,296	1,323,573	109,346	401,647	812,580
A.At 31 December 2023, Grupo Santander had other financial liabilities that amounted to EUR 40,187 million, EUR 37,059 million in 2022 and EUR 29,873 million in 2021.
The main valuation methods and inputs used in the estimates at 31 December 2023 of the fair values of the financial assets and liabilities in the foregoing table were as follows:
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

d) Offsetting of financial instruments
Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2023, 2022 and 2021:

	31 December 2023
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	149,508	(87,883)	61,625
Reverse repurchase agreements	179,580	(79,500)	100,080
Total	329,088	(167,383)	161,705

	31 December 2022
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	176,814	(101,743)	75,071
Reverse repurchase agreements	127,561	(48,949)	78,612
Total	304,375	(150,692)	153,683

	31 December 2021
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	101,486	(42,432)	59,054
Reverse repurchase agreements	72,023	(13,917)	58,106
Total	173,509	(56,349)	117,160

	31 December 2023
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	146,128	(87,883)	58,245
Reverse repurchase agreements	212,840	(79,500)	133,340
Total	358,968	(167,383)	191,585

	31 December 2022
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	175,862	(101,743)	74,119
Reverse repurchase agreements	148,715	(48,949)	99,766
Total	324,577	(150,692)	173,885

	31 December 2021
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	101,462	(42,432)	59,029
Reverse repurchase agreements	73,424	(13,916)	59,508
Total	174,886	(56,348)	118,537

At 31 December 2023, Grupo Santander has offset other items amounting to EUR 910 million (EUR 1,024 million and EUR 1,188 million at 31 December 2022 and 2021, respectively).

At 31 December 2023 the balance sheet shows the amounts EUR 151,044 million (EUR 141,529 million and EUR 106,430 million at 31 December 2022 and 2021) on derivatives and repos as assets and EUR 180,539 million (EUR 157,572 million and EUR 104,130 million at 31 December 2022 and 2021, respectively) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

2023 Annual report     Contents    Auditor's report
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
•North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, the specialized business unit Banco Santander International, Santander Investment Securities (SIS), Santander's New York branch and Santander US Capital Markets LLC (previously Amherst Pierpont Securities (APS)).
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

2023 Annual report     Contents    Auditor's report
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
The condensed balance sheets and income statements of the various primary segments are as follows:

EUR million
	2023
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Intra-Group eliminations	Total
Total assets	955,344	294,827	325,049	166,796	254,705	(199,660)	1,797,062
Total liabilities	911,173	271,183	299,155	153,355	166,809	(108,854)	1,692,821
Total equity	44,171	23,644	25,894	13,441	87,896	(90,806)	104,241
Other customer funds under management	111,933	18,733	78,076	996	—	—	209,737
Other non-managed marketed customer funds	26,390	18,503	1,087	4,057	—	—	50,036

EUR million
	2022
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Intra-Group eliminations	Total
Total assets	958,207	288,595	292,925	151,015	262,218	(218,301)	1,734,659
Total liabilities	915,167	262,931	268,417	137,986	178,651	(126,078)	1,637,074
Total equity	43,040	25,664	24,508	13,029	83,567	(92,223)	97,585
Other customer funds under management	100,178	15,571	65,251	880	—	—	181,880
Other non-managed marketed customer funds	23,305	20,908	1,077	3,089	—	—	48,379

EUR million
	2021
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Intra-Group eliminations	Total
Total assets	943,875	244,734	257,805	148,005	215,467	(214,051)	1,595,835
Total liabilities	899,007	216,048	237,375	135,599	135,950	(125,197)	1,498,782
Total equity	44,868	28,686	20,430	12,406	79,517	(88,854)	97,053
Other customer funds under management	114,698	13,949	57,428	852	—	—	186,927
Other non-managed marketed customer funds	25,572	20,213	103	2,497	—	—	48,385

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The condensed income statements for the primary segments are as follows:

EUR million
	2023
Underlying income statement (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate centre	Total
Net interest incomeA	15,910	10,159	13,040	4,193	(41)	43,261
Net fee income	4,399	2,192	4,684	796	(13)	12,057
Gains (losses) on financial transactionsB	1,033	505	1,280	117	(302)	2,633
Other operating incomeC	97	318	(1,033)	396	(83)	(304)
Total income	21,439	13,174	17,971	5,502	(439)	57,647
Administrative expenses, depreciation and amortisation	(9,030)	(6,465)	(6,920)	(2,618)	(391)	(25,425)
Net operating incomeD	12,409	6,708	11,050	2,884	(829)	32,222
Net loan-loss provisionsE	(2,533)	(3,733)	(5,401)	(792)	2	(12,458)
Other gains (losses) and provisionsF	(1,681)	(138)	(1,041)	(72)	(134)	(3,066)
Operating profit/(loss) before tax	8,195	2,837	4,608	2,019	(961)	16,698
Tax on profit	(2,371)	(468)	(1,121)	(493)	(36)	(4,489)
Profit from continuing operations	5,824	2,369	3,487	1,526	(998)	12,209
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5,824	2,369	3,487	1,526	(998)	12,209
Non-controlling interests	(342)	(15)	(449)	(327)	—	(1,133)
Attributable profit to the parent	5,482	2,354	3,038	1,199	(998)	11,076
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.'Net loan-loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 24 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release EUR 24 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2022
Underlying income statement (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Total
Net interest incomeA	12,565	9,705	12,979	4,022	(652)	38,619
Net fee income	4,493	1,958	4,515	843	(19)	11,790
Gains (losses) on financial transactionsB	821	204	1,291	60	(723)	1,653
Other operating incomeC	151	449	(761)	344	(91)	92
Total income	18,030	12,316	18,024	5,269	(1,485)	52,154
Administrative expenses, depreciation and amortisation	(8,523)	(5,871)	(6,675)	(2,462)	(372)	(23,903)
Net operating incomeD	9,507	6,445	11,349	2,807	(1,857)	28,251
Net loan-loss provisionsE	(2,396)	(2,538)	(5,041)	(544)	10	(10,509)
Other gains (losses) and provisionsF	(1,629)	(118)	(544)	(27)	(174)	(2,492)
Operating profit/(loss) before tax	5,482	3,789	5,764	2,236	(2,021)	15,250
Tax on profit	(1,492)	(869)	(1,549)	(549)	(27)	(4,486)
Profit from continuing operations	3,990	2,920	4,215	1,687	(2,048)	10,764
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3,990	2,920	4,215	1,687	(2,048)	10,764
Non-controlling interests	179	43	557	379	1	1,159
Attributable profit to the parent	3,811	2,877	3,658	1,308	(2,049)	9,605
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.'Loan loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 27 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 27 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2021
Underlying income statement (condensed)	Europe	North America	South America	Digital Consumer Bank	Corporate Centre	Total
Net interest incomeA	10,574	8,072	11,307	4,041	(624)	33,370
Net fee income	4,344	1,644	3,721	821	(28)	10,502
Gains (losses) on financial transactionsB	756	224	716	8	(141)	1,563
Other operating incomeC	260	914	(407)	229	(27)	969
Total income	15,934	10,854	15,337	5,099	(820)	46,404
Administrative expenses, depreciation and amortisation	(8,318)	(4,967)	(5,379)	(2,405)	(346)	(21,415)
Net operating incomeD	7,616	5,887	9,958	2,694	(1,166)	24,989
Net loan-loss provisionsE	(2,293)	(1,210)	(3,251)	(527)	(155)	(7,436)
Other gains (losses) and provisionsF	(1,290)	(145)	(474)	(194)	(190)	(2,293)
Operating profit/(loss) before tax	4,033	4,532	6,233	1,973	(1,511)	15,260
Tax on profit	(1,212)	(1,016)	(2,360)	(464)	(24)	(5,076)
Profit from continuing operations	2,821	3,516	3,873	1,509	(1,535)	10,184
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,821	3,516	3,873	1,509	(1,535)	10,184
Non-controlling interests	71	556	556	345	2	1,530
Attributable profit to the parent	2,750	2,960	3,317	1,164	(1,537)	8,654
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.'Net Operating Income' is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.'Net loan-loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 29 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 29 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

2023 Annual report     Contents    Auditor's report
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The condensed income statements are as follows:

EUR million
	2023
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking	Wealth Management & Insurance	PagoNxt	Corporate centre	Total
Net interest incomeA	37,985	3,485	1,739	93	(41)	43,261
Net fee income	7,661	2,190	1,265	954	(13)	12,057
Gains (losses) on financial transactionsB	214	2,581	149	(10)	(302)	2,633
Other operating incomeC	(606)	41	241	102	(83)	(304)
Total income	45,254	8,296	3,396	1,140	(439)	57,647
Administrative expenses, depreciation and amortisation	(19,396)	(3,391)	(1,156)	(1,091)	(391)	(25,425)
Net operating incomeD	25,858	4,905	2,240	49	(829)	32,222
Net loan-loss provisionsE	(12,295)	(162)	21	(24)	2	(12,458)
Other gains (losses) and provisionsF	(2,691)	(174)	(26)	(42)	(134)	(3,066)
Operating profit/(loss) before tax	10,872	4,570	2,235	(17)	(961)	16,698
Tax on profit	(2,586)	(1,280)	(528)	(59)	(36)	(4,489)
Profit/(loss) from continuing operations	8,286	3,290	1,707	(76)	(998)	12,209
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	8,286	3,290	1,707	(76)	(998)	12,209
Non-controlling interests	(849)	(212)	(71)	(1)	—	(1,133)
Attributable profit/(loss) to the parent	7,436	3,078	1,637	(77)	(998)	11,076
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 24 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 24 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2022
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking (SCIB)	Wealth Management & Insurance	PagoNxt	Corporate Centre	Total
Net interest incomeA	34,880	3,544	825	22	(652)	38,619
Net fee income	7,650	1,988	1,291	881	(19)	11,790
Gains (losses) on financial transactionsB	435	1,833	123	(14)	(723)	1,653
Other operating incomeC	(280)	31	369	64	(91)	92
Total income	42,685	7,396	2,608	953	(1,485)	52,154
Administrative expenses, depreciation and amortisation	(18,568)	(2,898)	(1,041)	(1,024)	(372)	(23,903)
Net operating incomeD	24,117	4,498	1,567	(71)	(1,857)	28,251
Net loan-loss provisionsE	(10,210)	(251)	(14)	(44)	10	(10,509)
Other gains (losses) and provisionsF	(2,135)	(131)	(26)	(26)	(174)	(2,492)
Operating profit/(loss) before tax	11,772	4,116	1,527	(141)	(2,021)	15,250
Tax on profit	(2,931)	(1,119)	(347)	(63)	(27)	(4,486)
Profit/(loss) from continuing operations	8,841	2,997	1,180	(204)	(2,048)	10,764
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	8,841	2,997	1,180	(204)	(2,048)	10,764
Non-controlling interests	895	192	60	12	1	1,159
Attributable profit/(loss) to the parent	7,946	2,805	1,120	(216)	(2,049)	9,605
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 27 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 27 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2021
Underlying income statement (condensed)	Retail Banking	Santander Corporate & Investment Banking (SCIB)	Wealth Management & Insurance	PagoNxt	Corporate Centre	Total
Net interest incomeA	30,595	2,921	477	1	(624)	33,370
Net fee income	7,045	1,744	1,248	493	(28)	10,502
Gains (losses) on financial transactionsB	839	766	100	(1)	(141)	1,563
Other operating incomeC	390	188	416	2	(27)	969
Total income	38,869	5,619	2,241	495	(820)	46,404
Administrative expenses, depreciation and amortisation	(17,102)	(2,380)	(914)	(673)	(346)	(21,415)
Net operating incomeD	21,767	3,239	1,327	(178)	(1,166)	24,989
Net loan-loss provisionsE	(7,082)	(151)	(38)	(10)	(155)	(7,436)
Other gains (losses) and provisionsF	(2,053)	(17)	6	(39)	(190)	(2,293)
Operating profit/(loss) before tax	12,632	3,071	1,295	(227)	(1,511)	15,260
Tax on profit	(3,898)	(821)	(309)	(24)	(24)	(5,076)
Profit/(loss) from continuing operations	8,734	2,250	986	(251)	(1,535)	10,184
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	8,734	2,250	986	(251)	(1,535)	10,184
Non-controlling interests	1,345	137	44	2	2	1,530
Attributable profit/(loss) to the parent	7,389	2,113	942	(253)	(1,537)	8,654
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 29 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 29 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

c) Reconciliations of reportable segment results
The tables below reconcile the statutory basis results to the underlying results for each of the periods presented as required by IFRS 8. For the purposes of these reconciliations, all material reconciling items are separately identified and described.
Grupo Santander assets and liabilities for management reporting purposes do not differ from the statutory reported figures and therefore are not reconciled.

EUR million
2023
Reconciliation of statutory results to underlying results	Statutory results	Adjustments	Underlying results
Net interest incomeA	43,261	—	43,261
Net fee income	12,057	—	12,057
Gains (losses) on financial transactionsB	2,633	—	2,633
Other operating incomeC	(528)	224	(304)
Total income	57,423	224	57,647
Administrative expenses, depreciation and amortisation	(25,425)	—	(25,425)
Net operating incomeD	31,998	224	32,222
Net loan-loss provisionsE	(12,932)	474	(12,458)
Other gains (losses) and provisionsF	(2,607)	(459)	(3,066)
Operating profit/(loss) before tax	16,459	239	16,698
Tax on profit	(4,276)	(213)	(4,489)
Adjusted profit for the year from continuing operations	12,183	26	12,209
Profit from discontinued operations (net)	—	—	—
Consolidated profit/(loss)	12,183	26	12,209
Non-controlling interests	(1,107)	(26)	(1,133)
Attributable profit/(loss) to the parent	11,076	—	11,076
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 24 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of EUR 24 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•Temporary levy on revenue in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
•Additional provisions for specific cases in the wholesale portfolio of Brazil for an amount of EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
2022
Reconciliation of statutory results to underlying results	Statutory results	Adjustments	Underlying results
Net interest incomeA	38,619	—	38,619
Net fee income	11,790	—	11,790
Gains (losses) on financial transactionsB	1,653	—	1,653
Other operating incomeC	55	37	92
Total income	52,117	37	52,154
Administrative expenses, depreciation and amortisation	(23,903)	—	(23,903)
Net operating incomeD	28,214	37	28,251
Net loan-loss provisionsE	(10,836)	327	(10,509)
Other gains (losses) and provisionsF	(2,128)	(364)	(2,492)
Operating profit/(loss) before tax	15,250	—	15,250
Tax on profit	(4,486)	—	(4,486)
Adjusted profit for the year from continuing operations	10,764	—	10,764
Profit from discontinued operations (net)	—	—	—
Consolidated profit/(loss)	10,764	—	10,764
Non-controlling interests	(1,159)	—	(1,159)
Attributable profit/(loss) to the parent	9,605	—	9,605
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 27 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of EUR 27 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations
Explanation of adjustments:
•Mainly, payment holidays in Poland.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
2021
Reconciliation of statutory results to underlying results	Statutory results	Adjustments	Underlying results
Net interest incomeA	33,370	—	33,370
Net fee income	10,502	—	10,502
Gains (losses) on financial transactionsB	1,563	—	1,563
Other operating incomeC	969	—	969
Total income	46,404	—	46,404
Administrative expenses, depreciation and amortisation	(21,415)	—	(21,415)
Net operating incomeD	24,989	—	24,989
Net loan-loss provisionsE	(7,436)	—	(7,436)
Other gains (losses) and provisionsF	(3,006)	713	(2,293)
Operating profit/(loss) before tax	14,547	713	15,260
Tax on profit	(4,894)	(182)	(5,076)
Adjusted profit for the year from continuing operations	9,653	531	10,184
Profit from discontinued operations (net)	—	—	—
Consolidated profit/(loss)	9,653	531	10,184
Non-controlling interests	(1,529)	(1)	(1,530)
Attributable profit/(loss) to the parent	8,124	530	8,654
A.Net interest income includes the net amount of the profit and loss account items 'Interest income' and 'Interest expense'. It is presented this way because it is how it is presented to the main operational decision maker.
B.Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.
C.Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.
D.Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 29 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 29 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•Restructuring costs for net impact of EUR -530 million, mainly in the United Kingdom and Portugal.

2023 Annual report     Contents    Auditor's report
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
Following below is the balance sheet balances and amounts of the Group's income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank's board of directors, the Bank's senior management, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognized.

EUR million
	2023
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,497	—	12	186
Cash, cash balances at central banks and other deposits on demand	154	—	—	—
Loans and advances: credit institutions	405	—	—	—
Loans and advances: customers	9,275	—	12	185
Debt securities	391	—	—	1
Others	272	—	—	—

Liabilities	2,480	14	5	150
Financial liabilities: credit institutions	463	—	—	—
Financial liabilities: customers	1,727	14	5	150
Marketable debt securities	—	—	—	—
Others	290	—	—	—

Income statement	1,698	—	—	11
Interest income	427	—	—	9
Interest expense	(149)	—	—	(1)
Gains/losses on financial assets and liabilities and others	43	—	—	—
Commission income	1,499	—	—	3
Commission expense	(122)	—	—	—

Other	4,189	3	2	1,094
Financial guarantees granted and Others	10	2	1	861
Loan commitments and Other commitments granted	274	1	1	9
Derivative financial instruments	3,905	—	—	224

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2022
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,257	—	13	455
Cash, cash balances at central banks and other deposits on demand	227	—	—	—
Loans and advances: credit institutions	489	—	—	—
Loans and advances: customers	8,822	—	13	455
Debt securities	463	—	—	—
Others	256	—	—	—

Liabilities	3,611	11	11	109
Financial liabilities: credit institutions	938	—	—	—
Financial liabilities: customers	2,301	11	11	109
Marketable debt securities	—	—	—	—
Others	372	—	—	—

Income statement	1,357	—	—	2
Interest income	189	—	—	1
Interest expense	(60)	—	—	—
Gains/losses on financial assets and liabilities and others	(225)	—	—	—
Commission income	1,541	—	—	1
Commission expense	(88)	—	—	—

Other	3,535	2	2	79
Financial guarantees granted and Others	11	1	1	23
Loan commitments and Other commitments granted	201	1	1	13
Derivative financial instruments	3,323	—	—	43

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

EUR million
	2021
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	9,386	—	14	384
Cash, cash balances at central banks and other deposits on demand	131	—	—	—
Loans and advances: credit institutions	437	—	—	—
Loans and advances: customers	8,148	—	14	384
Debt securities	496	—	—	—
Others	174	—	—	—

Liabilities	3,405	8	11	197
Financial liabilities: credit institutions	867	—	—	—
Financial liabilities: customers	2,464	8	11	197
Marketable debt securities	—	—	—	—
Others	74	—	—	—

Income statement	1,265	—	—	1
Interest income	90	—	—	1
Interest expense	(13)	—	—	—
Gains/losses on financial assets and liabilities and others	(32)	—	—	—
Commission income	1,268	—	—	—
Commission expense	(48)	—	—	—

Other	3,965	2	2	76
Financial guarantees granted and Others	11	1	1	17
Loan commitments and Other commitments granted	314	1	1	13
Derivative financial instruments	3,640	—	—	46
The remaining required information is detailed in notes 5 and 46.c.

2023 Annual report     Contents    Auditor's report
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
5.Effective information management to identify, assess, manage and disclose risks at appropriate levels.
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
Most exposures in sectors potentially affected by climate change risk, according to market consensus and to the execution of our materiality assessment, are with wholesale clients, whose preliminary reviews, credit approval and credit ratings take such risk into account. Customers’ ratings determine the parameters for calculating loan loss (typically in terms of probability of default or “PD”). Thus, when climate factors are relevant, in conjunction with other elements of analysis, they have an impact on the loan loss calculations which support capital and provisions.
Additionally, Grupo Santander has participated in the various climate stress regulatory exercises carried out recently, which have been classified as learning exercises in the industry. Results showed that the Group’s coverage for potential losses would be sufficient in view of portfolio maturity over time.
Therefore, based on the best information available at the time these consolidated annual financial statements were prepared, the Group sees no additional environmental or climate change risk having a substantial impact on its equity, financial situation and results in 2023.
Still, this matter is constantly changing, and, like other banks, the Group is working on developing more methodologies to better measure potential loan loss in line with new management needs, best practice, and regulators’ and supervisors’ requirements. In particular, we monitor progress in this regard both in the prudential area (mandate of the European Banking Authority in article 501c of Regulation (EU) 575/2013), and that resulting from the plan for the second phase of the post-review implementation of IAS 9 by the IASB regarding the calculation of expected losses, planned during 2024.

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
2.1 Lines of defence
Grupo Santander model of three lines of defence effectively manages and controls risks:
–First line: formed by business and support areas that take or originate risks are primarily responsible for managing them. The first line detects, measures, controls, monitors and reports on the risks it originates according to internal risk management policies, models and procedures. Risk management must be consistent with the approved risk appetite and related limits.
–Second line: formed by risk and compliance & conduct functions, independently oversees and challenges risk management at the first line of defence. Its duties include ensuring that risks will be managed according to the risk appetite approved by senior management and strengthening our risk culture across the Group.
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
Grupo Santander can establish additional governance measures for special situations, as it has done with the covid crisis, the war in Ukraine, the uncertainty caused by the collapse of several regional banks in the US and Credit Suisse, and the current geopolitical situation. We have upgraded the monitoring of all risks, with special attention to the main macroeconomic indicators, liquidity, vulnerable sectors and clients, cybersecurity reinforcement, among other areas. The special situations forums we have activated are enabling us to cope with the geopolitical and macroeconomic environment in a resilient manner.
2.3 The Group's relationship with subsidiaries
Grupo Santander subsidiaries have a model for managing risk, compliance and conduct that is consistent with the frameworks approved by the group’s board of directors, which they adhere to through their own boards and can only adapt to higher standards according to local law and regulation.
Furthermore, the Group's aggregate oversight area advises and validates subsidiaries on internal regulation and operations. This reinforces a common risk management model across Grupo Santander.
The risk and compliance functions will continue to support global businesses and control at a global and local level. In 2023, Grupo Santander continued to build on our group-subsidiary relations model by leveraging our global scale to uncover synergy under a common operating model and platform. The model promotes process simplification and more enhanced control to help grow the business.
The Group CRO, the Group CCO and regional heads of risk are involved in appointing, setting objectives for, reviewing and compensating their country-unit counterparts to promote proper risk management.
Each local CRO/CCO interacts regularly with its regional risk leader and with the Group CRO and the Group CCO, through periodic follow-up meetings, either business or country. There are also meetings between local and global risk and compliance functions to discuss issues specific to each function.

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
The risk appetite is expressed through qualitative statements and limits on metrics representative of the bank’s risk profile at present and under stress. Those metrics cover all risk types according to our corporate risk framework. Grupo Santander articulates them in five axes that provide the Bank with a holistic view of all risks it incurs in the development of its business model. These five axes are applicable to all Santander's key risk types, and comprise:
•P&L volatility: Control of P&L volatility of business plan under baseline and stressed conditions (aligned with ICAAP stress test).
•Solvency: Control of capital ratios under baseline and stressed scenarios (aligned with ICAAP).
•Liquidity: Control of liquidity ratios under base and stress scenarios (aligned with ILAAP).
•Concentration: Control of credit concentration on top clients, portfolios and industries.
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

2. Main aggregates and variations
Following are the main aggregates relating to credit risk from our activities with customers:

Main credit risk performance metrics from activity with customersA
December data
	Credit risk with customers (EUR million)B			Credit impaired loans (EUR million)			NPL ratio (%)
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Europe	624,696	639,996	636,123	14,495	15,186	19,822	2.32%	2.37%	3.12%
Spain	278,569	293,197	283,953	8,529	9,598	13,403	3.06%	3.27%	4.72%
UK	247,360	253,455	262,869	3,518	3,059	3,766	1.42%	1.21%	1.43%
Portugal	39,503	41,755	41,941	1,024	1,247	1,442	2.59%	2.99%	3.44%
Poland	39,329	33,350	33,497	1,397	1,268	1,210	3.55%	3.80%	3.61%
North America	190,720	185,614	149,792	7,805	5,629	3,632	4.09%	3.03%	2.42%
US	137,893	140,452	112,808	6,303	4,571	2,624	4.57%	3.25%	2.33%
Mexico	52,785	45,107	36,984	1,489	1,047	1,009	2.82%	2.32%	2.73%
South America	177,380	167,348	141,874	10,142	10,381	6,387	5.72%	6.20%	4.50%
Brazil	113,937	101,801	85,702	7,479	7,705	4,182	6.56%	7.57%	4.88%
Chile	46,565	47,811	41,479	2,332	2,384	1,838	5.01%	4.99%	4.43%
Argentina	3,903	5,844	5,481	78	122	198	1.99%	2.08%	3.61%
Digital Consumer Bank	135,608	125,339	116,989	2,877	2,583	2,490	2.12%	2.06%	2.13%
Corporate Centre	5,494	5,824	6,337	301	894	903	5.48%	15.35%	14.38%
Total Group	1,133,898	1,124,121	1,051,114	35,620	34,673	33,234	3.14%	3.08%	3.16%
A.Management perimeter according to the reported segments
B.Includes gross lending to customers, guarantees and documentary credits.

Key figures by geographic region are described below at 31 December 2023:
•Europe: The NPL ratio fell 5 bps to 2.32% from 2022 because impaired loans decreased significantly in the UK, and in Spain and Portugal due to the NPL portfolio sales.
•North America: The NPL ratio increased 106 bps to 4.09% from 2022, mainly due to increases at SC USA (normalization of the portfolio) and in Mexico (portfolio growth in higher return-risk segment).
•South America: The NPL ratio decreased 48 bp from 2022 to 5.72%,due to the portfolio growth in Brazil and the performance of the Chilean portfolio.
•Digital Consumer Bank: The NPL ratio increased 6 bps to 2.12%, due to a slight increase in impaired loans, not offset by portfolio growth.
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
In addition, the Group is following the measures launched by the governments of Spain, United Kingdom, Portugal and Poland, aimed at relieving the mortgage payment burden for vulnerable customers after the increase in interest rates.
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
In order to consider significant changes when financial instruments are classified in stage 2, each subsidiary has defined the quantitative thresholds of its portfolios in accordance with the Group's guidelines, ensuring a consistent interpretation in all our geographies. These thresholds can be expressed as an absolute or relative increase in the probability of default.
Within the aforementioned quantitative thresholds we consider two types: we understand a relative threshold as one that compares the current credit quality with the credit quality at the time of granting the operation in percentage terms of variation. For its part, an absolute threshold compares both references in total terms, calculating the difference between them. These absolute/relative concepts are used homogeneously (with different values) in all geographies. The calibration of these two thresholds will depend on the type of portfolio and characteristics such as the starting point of the average credit quality of the portfolio.
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
Grupo Santander applies the default criteria to all exposures of the impaired client. Where an obligor belongs to a group, the default criteria may also be applied to all exposures of the Group.
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
Management overlays
During fiscal year 2023, the Group has significantly reduced its amount of overlays, homogeneously among its different concepts, mainly due to adjustments associated with uncertainties resulting from the war in Ukraine and the current macroeconomic context, as said adjustments were included in the expected loss models or are no longer required. The amount of overlays at the end of the 2023 financial year is not material.
Exposure and impaired losses
Then, considering the most relevant units of the Group (United Kingdom, Spain, United States, Brazil, also Chile, Mexico, Portugal, Poland, Argentina and Santander Consumer Finance), which represent approximately 96% of the total Group's provisions. The table below shows the impairment losses associated with each stage as of 31 December 2023, 2022 and 2021. In addition, depending on the transactions credit quality, the exposure is divided into four categories according to Standard & Poor's rating scale:

Exposure and impairment losses by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	147,065	2,261	—	149,326
From A+ to BB	421,449	13,910	—	435,359
From BB- to B-	262,954	41,237	—	304,191
CCC and below	11,829	19,376	33,838	65,043
Total exposure B	843,297	76,784	33,838	953,919
Impairment lossesC	3,592	5,055	14,131	22,778

Exposure and impairment losses by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	172,440	1,506	—	173,946
From A+ to BB	394,084	10,601	—	404,685
From BB- to B-	272,456	32,653	—	305,109
CCC and below	11,799	21,436	32,608	65,843
Total exposureB	850,779	66,196	32,608	949,583
Impairment lossesC	3,807	5,195	13,852	22,854

Exposure and impairment losses by stage
EUR million
	2021
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	188,434	1,844	—	190,278
From A+ to BB	377,008	11,954	—	388,962
From BB- to B-	233,779	44,292	—	278,071
CCC and below	3,746	11,878	30,711	46,335
Total exposure B	802,967	69,968	30,711	903,646
Impairment lossesC	4,149	5,103	12,873	22,125
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
The remaining units that form the totality of the Group exposure, contributed EUR 68,788 million in stage 1; EUR 1,504 million in stage 2, and EUR 658 million in stage 3 (in 2022 EUR 123,796 million in stage 1; EUR 2,902 million in stage 2, and EUR 2,064 million in stage 3. In 2021, EUR 102,631 million in stage 1; EUR 1,870 million in stage 2, and EUR 2,522 million in stage 3), and impairment losses of EUR 199 million in stage 1; EUR 73 million for stage 2, and EUR 161 million in stage 3 (in 2022, EUR 147 million, EUR 123 million and EUR 294 million and in 2021, EUR 408 million, EUR 322 million and EUR 841 million in stage 1, stage 2 and stage 3, respectively).
The remaining exposure, including all financial instruments not included before, amounts to EUR 598,385 million (EUR 538,364 million in 2022 and EUR 349,228 million in 2021), and it includes all undrawn authorized lines (loan commitments).
As of 31 December 2023, the Group had EUR 743 million net of provisions (EUR 322 million and EUR 420 million at 31 December 2022 and 2021, respectively) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.
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
3.1. United Kingdom
Portfolio overview
Credit risk with customers in the UK (excluding Santander Consumer UK and Santander London Branch) decreased year-on-year by 2.4% to EUR 247,360 million. This credit risk represents 22% of Santander’s loan portfolio is in the UK.
At 1.42%, the NPL ratio increased 21 bps in comparison to the year end of 2022, due to the increase in the default stock in companies and individuals, as well as the reduction in the total portfolio.
Mortgage portfolio
Because of its size, Grupo Santander closely monitor Santander UK’s mortgage portfolio for the entity itself and the Group.
As of 31 December 2023, the mortgage portfolio of Santander UK decreased by 5.7% in local currency to EUR 200,173 million. It comprises residential mortgages granted to new and existing customers which are first lien mortgages. There are no second or more liens on mortgaged properties.
Originations fell year on year in 2023 compared to 2022, a sign of a less active housing market on the back of interest rate hikes and a squeeze on households’ purchasing power. House prices continued to fall in 2023 as they had started to in late 2022.
Higher instalments are being mitigated, in part, by our conservative assessments of customers’ ability to pay when approving them for a mortgage. We implemented measures to help customers who were current on their payments, including those under the UK Government’s “Mortgage Carter” in June.
Under Santander's risk management principles, a property must be appraised independently before we can approve a new mortgage. In line with market practices and the law, we get updated values of properties used as mortgage collateral from an independent agency's automatic appraisal system.

Santander UK's wide range of mortgages include:
•Interest-only loans (22%): Customers pay interest every month and repay the principal at maturity. These mortgages, which are common in the UK, require borrowers to have an appropriate repayment vehicle, such as a pension plan or an investment fund. To mitigate inherent risk, Santander UK has restrictive approval requirements, such a maximum loan-to-value (LTV) ratio of 50% and an assessment of the ability to pay both interest and capital.
•Flexible loans (3%): Loan agreements allow borrowers to modify monthly payments or draw down additional funds up to a set limit under various conditions.
•Buy-to-let (9%): Buy-to-let mortgages account for a small portion of the total portfolio and are subject to strict risk approval policies.
Despite the challenging economic environment, the NPL ratio reflects the strength of the mortgage portfolio, which was stable at 1.16% at the end of December 2023 (+18 bps YoY).
At 31 December 2023, 85% of the mortgage portfolio had an LTV lower than 70%.
Information on the estimation of impairment losses
The detail of Santander's UK exposure and impairment losses associated with each of the stages at 31 December, 2023, 2022 and 2021, is shown below.
In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and impairment losses by stage
EUR million
	2023
Credit qualityA	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	46,236	1,273	—	47,509
From A+ to BB	145,884	10,850	—	156,734
From BB- to B-	13,588	13,995	—	27,583
CCC and below	0	—	3,518	3,518
Total exposureB	205,708	26,118	3,518	235,344
Impairment lossesC	172	498	396	1,066

Exposure and impairment losses by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	85,930	827	—	86,757
From A+ to BB	118,585	7,547	—	126,132
From BB- to B-	16,831	11,093	—	27,924
CCC and below	220	978	3,059	4,257
Total exposure B	221,566	20,445	3,059	245,070
Impairment lossesC	166	529	337	1,032

Exposure and impairment losses by stage
EUR million
	2021
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	97,388	1,015	—	98,403
From A+ to BB	113,030	8,074	—	121,104
From BB- to B-	13,063	10,657	—	23,720
CCC and below	—	943	3,508	4,451
Total exposure B	223,481	20,689	3,508	247,678
Impairment lossesC	135	372	460	967
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers five macroeconomic scenarios, which are updated periodically. The evolution forecasted in 2023 for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2024 - 2028
Variables	Pessimistic scenario 3	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1
Interest rate	4.4%	2.8%	3.9%	3.7%	3.3%
Unemployment rate	5.8%	7.3%	5.1%	4.4%	3.6%
Housing price change	-3.1%	-4.8%	-0.9%	1.7%	3.8%
GDP growth	-0.2%	0.2%	0.3%	1.2%	2.1%
Each of the macroeconomic scenarios is associated with a given weight. In terms of allocation, Santander UK associates the highest weighting to the base scenario, while it associates the lowest weightings to the most extreme or severe scenarios. In addition, at 31 December 2023, 2022 and 2021, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

	2023	2022	2021
Pessimistic scenario 3	20%	20%	5%
Pessimistic scenario 2	10%	10%	20%
Pessimistic scenario 1	10%	15%	25%
Base scenario	50%	50%	45%
Optimistic scenario 1	10%	5%	5%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios, as of December 2023, is as follows:

	Change in Provision
	Mortgages	Corporates
GDP Growth
-100 bp	9.5%	3.0%
100 bp	-5.9%	-2.0%
Housing price change
-100 bp	6.7%	4.6%
100 bp	-4.2%	-2.6%
Unemployment rate
-100 bp	-8.6%	-4.4%
100 bp	25.7%	7.8%

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
3.2. Spain
Portfolio overview
Santander España’s credit risk totalled EUR 278,569 million (25%% of Grupo Santander’s total). It is appropriately diversified among products and customer segments.
The macroeconomic outlook continues to be marked by an environment of high uncertainty, both domestic and international. Economic forecasts for 2024 are being cut due to persistently high inflation, a weaker global scenario and tightening monetary conditions. The Spanish economy has been sustained largely by greater domestic demand in the face of a weaker than expected foreign sector.

In a context of growing economic weakness and increasing financing costs, bank credit remained weak during 2023. It decreased significantly in the mortgage portfolio due to the rise in interest rates, which has led to a decrease in demand for credit and an increase in the early amortization of the portfolio, and in the SME segment due to lower demand for financing and the progressive amortization of support and liquidity programs (financing lines of the Official Credit Institute - ICO). On the contrary, the portfolios of larger companies and consumption showed greater resilience despite the environment.
Total credit risk decreased 5% from December 2022. The ICO loans that were granted as a result of the pandemic (EUR 25,428 million) for which the majority of the grace periods have expired, standing at EUR 18,997 million, representing approx. 7% of Santander España total portfolio.
The credit portfolio’s NPL ratio was 3.06%, 21 bps lower than in December 2022. This decrease was due to the good performance of the portfolio motivated by the management of specific cases and portfolio sales.
The NPL coverage ratio remained at 49% (-2 bps year-on-year). The cost of credit remained stable at 0.62% (+1 bps vs. December 2022).
Residential mortgage portfolio
Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 61,097 million in 2023 (EUR 63,688 million and EUR 62,324 million in 2022 and 2021, respectively), 99.65% of which have a mortgage guarantee (99.55% and 99.33% in 2022 and 2021, respectively).

	2023
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	61,097	924
Without mortgage guarantee	215	16
With mortgage guarantee	60,882	908

	2022
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	63,688	1,088
Without mortgage guarantee	288	24
With mortgage guarantee	63,400	1,064

	2021
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	62,324	1,860
Without mortgage guarantee	419	115
With mortgage guarantee	61,905	1,745
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
•The average affordability rate stood at 24% (26% and 27% in 2022 and 2021, respectively).
•The 95% of the portfolio has a LTV below 80% calculated as total risk/latest available house appraisal.
•All customers applying for a residential mortgage are subject to a rigorous credit risk and viability assessment, analysing whether their income is sufficient to meet all repayments and will remain stable over the term of the loan.
The NPL ratio for the residential mortgages portfolio stood at 1.49%, with a reduction of 19 bps, compared to 31 December 2022, mainly due to by portfolio sales.
Starting in mid-2022, the rise in the EURIBOR translated into increases in the instalments paid by clients with variable mortgages (approximately 75% of the portfolio). This increase is partially mitigated by the conservative evaluation of payment capacity made at the time of admission.

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value):

	2023
	Loan to value ratio
EUR Million	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	18,728	20,720	18,083	2,294	1,057	60,882
Of which impaired	131	192	199	151	235	908
In November 2022, Royal Decree-Law 19/2022 was published, which establishes a Code of Good Practices in response to the rise in interest rates on mortgage loans for primary residences and Royal Decree-Law 6/2012 of protection measures for mortgage debtors without resources. The code of good practices is focused on granting capital grace periods and extending the term of the operations. At 31 December 2023, the requests made have not been significant.
Corporate & SME financing
Credit risk with SME and corporates in commercial banking amounted to EUR 107,613 million, 4.7% lower than in December 2022, mainly due to the fall in the portfolio of SMEs of 6.1%. This is Santander Spain's main lending segment, accounting for 39% of the total, compared to 35% of CIB's portfolio, which from 2022 includes branches in Europe.
Most of the portfolio corresponds to clients who have been assigned a credit analyst, who performs continuous management of said clients during all phases of the risk cycle.
The portfolio is broadly diversified and not concentrated by sector of activity.
Santander Spain has continued to rely on its support and proximity to SMEs and the self-employed and has positioned itself as the leading entity in ICO Loans in 2023 with a share of 39%. The majority of this financing was allocated to the ICO Companies and Entrepreneurs Lines and the ICO International Line. ICO financing represents around 35% of the SME portfolio, and its performance is as expected thanks to our robust risk management policies.
The portfolio’s NPL ratio stood at 5.27% in December 2023. The NPL ratio decreased by 45 bps compared to December 2022, due to a reduction in the delinquency stock in SMEs, due to the proactive management of delinquent positions with the support of portfolio sales.
Real estate activity
Santander has specialized teams that are in charge of managing real estate business production and risk areas that cover the entire life cycle of these operations.

The changes in gross property development loans to customers were as follows:

EUR million
	2023	2022	2021
Balance at beginning of year	2,327	2,625	2,871
Foreclosed assets	(1)	—	(1)
Net variation	115	(295)	(230)
Written-off assets	(8)	(3)	(15)
Balance at end of year	2,433	2,327	2,625

The NPL ratio of this portfolio ended the year at 3.04% (compared with 4.04% and 5.07% at December 2022 and 2021, respectively) due to the decrease of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 39.19% (35.11% and 30.08% in 2022 and 2021, respectively).

	2023
EUR Million	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development (including land) (business in Spain)	2,433	259	40
Of which impaired	74	5	29
Memorandum items written-off assets	346	—	—

Memorandum items: Data from the public consolidated balance sheet
2023
EUR Million	Carrying amount
Total loans and advances to customers excluding the Public sector (business in Spain) (Book value)	241,695
Total consolidated assets (Total business) (Book value)	1,797,062
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,230
At year-end, the distribution of this portfolio was as follows:

2023
EUR Million	Loans: gross amount
1. Without mortgage guarantee	16
2. With mortgage guarantee	2,417
2.1 Completed buildings	1,032
2.1.1 Residential	642
2.1.2 Other	390
2.2 Buildings and other constructions under construction	1,364
2.2.1 Residential	1,292
2.2.2 Other	72
2.3 Land	21
2.3.1 Developed consolidated land	14
2.3.2 Other land	7
Total	2,433
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
In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to complete the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).
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
Foreclosed properties
At 31 December 2023, the net balance of these assets amounted to EUR 2,448 million (EUR 2,971 million and EUR 3,591 million at 31 December 2022 and 2021, respectively), gross amount of EUR 5,506 million (EUR 6,422 million and EUR 7,364 million at 31 December 2022 and 2021, respectively); recognised allowance of EUR 3,058 million (EUR 3,451 million and EUR 3,773 million at 31 December 2022 and 2021, respectively).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2023:

	2023
EUR Million	Gross carrying amount	Valuation adjustments	Of which impairment losses on assets since time of foreclosure	Net Carrying amount
Property assets arising from financing provided to construction and property development companies	4,901	2,801	2,072	2,100
Of which:
Completed buildings	1,054	615	519	439
Residential	224	111	89	113
Other	830	504	430	326
Buildings under construction	101	45	36	56
Residential	12	9	6	3
Other	89	36	30	53
Land	3,746	2,141	1,517	1,605
Developed land	1,107	589	366	518
Other land	2,639	1,552	1,151	1,087
Property assets from home purchase mortgage loans to households	473	197	131	276
Other foreclosed property assets	132	60	46	72
Total property assets	5,506	3,058	2,249	2,448
In addition, the Group has shareholdings in entities holding foreclosed assets amounting to EUR 179 million (mainly Project Quasar Investment 2017, S.L. with EUR 155 million), and equity instruments foreclosed or received in payment of debts amounting to EUR 14 million.
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
The fair value of this type of assets is determined by the market value (appraisal) adjusted with discounts obtained according to internal valuation methodologies based on the entity's sales experience in goods with similar characteristics.
The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realised with at prices in accordance with the market situation and the offer of wholesale buyers.
The gross movement in foreclosed properties were as follows (EUR billion):

	EUR Billion
	2023	2022	2021
Gross additions	0.3	0.2	0.4
Disposals	(1.2)	(1.3)	(1.1)
Difference	(0.9)	(1.1)	(0.7)

Information on the estimation of impairment losses
The detail of Santander Spain exposure and impairment losses associated with each of the stages at 31 December, 2023, 2022 and 2021, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and impairment losses by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	46,827	48	—	46,875
From A+ to BB	101,079	780	—	101,859
From BB- to B-	33,905	9,789	—	43,694
CCC and below	1,513	4,517	7,536	13,566
Total exposureB	183,324	15,134	7,536	205,994
Impairment lossesC	300	663	2,959	3,922

Exposure and impairment losses by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	37,133	447	—	37,580
From A+ to BB	107,667	282	—	107,949
From BB- to B-	46,296	6,388	—	52,684
CCC and below	253	5,234	8,893	14,380
Total exposureB	191,349	12,351	8,893	212,593
Impairment lossesC	507	666	3,472	4,645

Exposure and impairment losses by stage
EUR million
	2021
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	43,978	352	—	44,330
From A+ to BB	109,142	555	—	109,697
From BB- to B-	33,104	11,716	—	44,820
CCC and below	336	5,008	13,762	19,106
Total exposureB	186,353	15,647	12,761	214,761
Impairment lossesC	422	580	5,005	6,007
A.Detail of credit quality ratings calculated for Group management purposes. Excluding the SCIB branches business
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three macroeconomic scenarios, which are updated periodically. The projected evolution for a period of five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses as of 2023, is presented below:

	2024-2028
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	3.6%	3.1%	3.0%
Unemployment rate	14.3%	11.0%	9.5%
Housing price change	0.5%	2.1%	2.6%
GDP growth	0.0%	1.5%	2.7%
Each macroeconomic scenarios is associated with a given weight. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

	2023	2022	2021
Pessimistic scenario	30%	30%	30%
Base scenario	40%	40%	40%
Optimistic scenario 1	30%	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios, at December 31 2023, is as follows:

	Change in Provision
	Mortgages	Corporates	Others
GDP Growth
-100 bp	4.1%	3.3%	3.7%
100 bp	-1.9%	-1.2%	-2.2%
Housing price change
-100 bp	3.1%	2.5%	4.2%
100 bp	-2.1%	-1.2%	-2.1%
Regarding the stage 2 classification determination, the quantitative criteria applied in Santander Spain are based on identifying whether any increase in the PD for the entire expected life of the operation is greater than a relative or absolute threshold. The established threshold is different for each portfolio depending on the characteristics of the operations, and an operation is considered to exceed said threshold when the PD for the entire life of the operation increases a certain amount over the PD it had at the time of initial recognition. The values of these thresholds depend on their calibration, carried out periodically, as indicated in previous paragraphs. Additionally, Santander Spain has implemented a backstop to the relative threshold in all portfolios. Consequently, contracts whose current PD has increased more than twice with respect to its PD at the time of its origination will be classified in phase 2.
In addition, a series of specific qualitative criteria are defined that indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the moment of initial recognition. Santander Spain, among other criteria, considers that an operation presents a significant increase in risk when it presents irregular positions for more than 30 days or if it is determined based on a system of Early Warning Indicators (EWIs).

3.3. United States
Portfolio overview
Santander US’s credit risk increased to EUR 137,893 million at the end of December 2023. It makes up 12.2% of Grupo Santander's total credit risk.
As of December 2023, Santander US credit investment dropped 1.8% compared to 2022, mainly due to SCUSA and SBNA Individuals portfolios..
Once the fiscal stimuli were withdrawn and after several increases in interest rates, the NPL rate grew to 4.57% (+132 bps in the year) due to a higher stock of delinquencies in SC USA, and the cost of risk increased up to 1.92% (+57 bp in the year).
Santander US includes the following business units:
Santander Bank, National Association (SBNA)
In 2023 lending amounted 58,826 million euros (representing 5% of the Group's credit risk) and presents a reduction of 9.1% in 2023, mainly due to the transfer of the CIB portfolio to the New York branch. Excluding the exchange rate effect, the portfolio decreased by 6.0%.
Its activity is focused on commercial banking with 88% of the portfolio distributed in individuals (51%), and approximately 49% in corporates. To optimize profitability and growth opportunities, the retail segment focuses on the financing of consumer loans, as well as automobile financing and leasing, leaving aside the origination of mortgage loans and loans and lines of credit associated with mortgage guarantees. .
The NPL ratio increased to 1.64% (+56 bp in the year) as of December 2023 the cost of credit increased to 0.98% once the provisions were normalized after the extraordinary releases of 2022 that were favoured by the fiscal support and stimulus programs still in force at that time.
Information on the estimation of impairment losses
The detail of Santander Bank, National Association exposure and impairment losses associated with each of the stages at 31 December, 2023, 2022 and 2021, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and impairment losses by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	4,834	76	—	4,910
From A+ to BB	20,468	459	—	20,926
From BB- to B-	25,312	3,439	—	28,751
CCC and below	52	450	894	1,396
Total exposureB	50,665	4,424	894	55,983
Impairment lossesC	409	335	141	885

Exposure and impairment losses by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	6,884	145	—	7,029
From A+ to BB	20,768	366	—	21,134
From BB- to B-	30,359	2,225	—	32,584
CCC and below	308	558	459	1,325
Total exposureB	58,319	3,294	459	62,072
Impairment lossesC	392	241	74	707

Exposure and impairment losses by stage
EUR million
	2021
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	8,811	124	—	8,935
From A+ to BB	29,379	1,033	—	30,412
From BB- to B-	12,193	2,756	—	14,949
CCC and below	19	361	477	857
Total exposure B	50,402	4,274	477	55,153
Impairment lossesC	263	314	45	622
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off-balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers four macroeconomic scenarios, which are updated periodically. The evolution projected in 2023 for a period of five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

	2024 - 2028
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate (annual averaged)	2.4%	3.1%	3.4%	3.7%
Unemployment rate	5.9%	4.6%	4.1%	3.3%
House price change	-0.7%	-0.2%	0.3%	1.0%
GDP growth	1.6%	2.0%	1.8%	2.6%
Manheim growthA	-1.6%	-1.5%	-1.6%	-1.3%
A. US used vehicle price car index.
Each of the macroeconomic scenarios is associated with a given weight. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

	2023	2022	2021
Pessimistic scenario 2	18%	18%	18%
Pessimistic scenario 1	20%	20%	20%
Base scenario	33%	33%	33%
Optimistic scenario	30%	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios as of 2023 is as follows:

	Change in Provision
	Mortgages	Corporates
GDP Growth
-100 bp	9.9%	8.7%
100 bp	-7.5%	-6.4%
Housing price change
-100 bp	11.3%	10.7%
100 bp	-7.4%	-6.9%
Unemployment rate
-100 bp	-30.3%	-23.8%
100 bp	35.9%	30.1%
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

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has experienced a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Bank, National Association, among other criteria, considers that a transaction presents a significant increase in credit risk when it has arrears positions for more than 30 days or if it is determined based on a system of Early Warning Indicators (EWIs).
Santander Consumer USA Inc.
Santander Consumer USA Inc. (SC USA) presents higher risk indicators than other Santander US units due to the nature of its business, which focuses on auto finance via loans and leasing.
At 31 December 2023, lending amounted to EUR 28,876 million (representing 3% of the Group) and presents a reduction of 9.6% in 2023. Excluding the exchange rate effect, the portfolio decreased by 6.5%.
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
As of December 2023, the cost of credit is following a normalization trend, from the artificially good situation of previous years, due to government support and stimulus programs. Regarding the NPL ratio, it increased to 18.26% (+615 bp in the year); and the cost of credit stood at 6.41% (+173 bp YoY). Non-performing coverage ratio fell to 63% (-24 pp in the year), in line with the percentages of transfers from default to bad debts, which are at historically low levels.

Information on the estimation of impairment losses
The detail of Santander Consumer USA Holding Inc. exposure and impairment losses associated with each of the stages at 31 December 2023, 2022 and 2021, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and impairment losses by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	99	—	—	99
From BB- to B-	12,120	395	—	12,515
CCC and below	6,754	4,237	5,272	16,263
Total exposure B	18,973	4,632	5,272	28,877
Impairment lossesC	597	1,019	1,712	3,327

Exposure and impairment losses by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	171	—	—	171
From BB- to B-	14,564	512	—	15,076
CCC and below	7,735	5,108	3,870	16,713
Total exposure B	22,470	5,620	3,870	31,960
Impairment lossesC	672	1,232	1,452	3,356

Exposure and impairment losses by stage
EUR million
	2021
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	417	4	—	421
From A+ to BB	800	35	—	835
From BB- to B-	18,655	5,930	—	24,585
CCC and below	222	1,931	1,658	3,811
Total exposure B	20,094	7,900	1,658	29,652
Impairment lossesC	524	1,741	572	2,837
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

The evolution forecasted in 2023 for a period of five years of the main macroeconomic indicators used by in Santander Consumer USA Holdings Inc in the estimation of expected losses is shown below:

	2024 - 2028
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate (annual averaged)	2.4%	3.1%	3.4%	3.7%
Unemployment rate	5.9%	4.6%	4.1%	3.3%
House price change	-0.7%	-0.2%	0.3%	1.0%
GDP growth	1.6%	2.0%	1.8%	2.6%
ManheimA index	-1.6%	-1.5%	-1.6%	-1.3%
A. US used vehicle price car index.
Each of the macroeconomic scenarios is associated with a given weight. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

	2023	2022	2020
Pessimistic scenario 2	18%	18%	18%
Pessimistic scenario 1	20%	20%	20%
Base scenario	33%	33%	33%
Optimistic scenario	30%	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios at the end of 2023 is as follows:

Change in provision
SC Auto
Manheim index
-100 bp	0.8%
100 bp	-0.7%
Unemployment Rate
-100 bp	-3.7%
100 bp	4.0%
House Price Change
-100 bp	1.6%
100 bp	-1.2%
GDP growth
-100 bp	1.4%
100 bp	-1.1%
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
3.4. Banco Santander (Brasil) S.A.
Portfolio overview
Santander Brasil's credit risk amounted to EUR 113,937 million. It increased by 11.9% from 2022. Minus the exchange rate effect, it grew by 6.3%. As of December 2023, Santander Brasil accounts for 10% of Grupo Santander's loan book.
The Brazilian economy has experienced a slow but continuous recovery, which has slowed down, although the labour market continued to show great resilience as did exports.
Lending to individual observed moderate growth, with a focus on guaranteed portfolios, despite the restrictive measures implemented due to the deterioration of the macroeconomic situation since the second half of 2021. At Santander Auto, the alliance with Stellantis is expected to represent a relevant accelerator of vehicle production given that it is the main brand in Brazil, with 32% market share. The improvement observed in new production is already beginning to be reflected in metrics at the portfolio level, through the earliest irregularity indicators.
SME lending, which represents 10% of the total risk, the restrictive admission measures adopted since the end of 2021 were maintained, also incorporating some additional ones, especially in the risk profiles with the worst behaviour, reviewing the strategies to ensure quality credit at budgeted levels, which was achieved during the year, avoiding deterioration in risk metrics.
Regarding lending to corporates, the volume has grown above expectations (as of December 23), showing robust and constant growth. This portfolio growth has been achieved by maintaining stable credit profile and profitability.
The NPL rate went from 7.57% in December 2022 to 6.56% in December 2023, and the coverage ratio increased from 80% to 85%.
As of 31 December 2023 loan-loss provisions reached EUR 4,701 million, a 6.4% year-on-year increase (excluding the effect of the exchange rate, the increase would remain at 6%) Cost of risk rose from 4.79% in 2022 to 4.77% in 2023.

Information on the estimation of impairment losses
The detail of Banco Santander (Brasil) S.A. exposure and impairment losses associated with each of the stages at 31 December 2023, 2022 and 2021, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and impairment losses
EUR million	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	20,670	468	—	21,138
From A+ to BB	38,869	751	—	39,620
From BB- to B-	36,107	4,177	—	40,284
CCC and below	1,153	3,735	7,479	12,367
Total exposureB	96,799	9,131	7,479	113,409
Impairment lossesC	722	1,078	4,538	6,338

Exposure and impairment losses
EUR million	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	18,033	41	—	18,074
From A+ to BB	35,902	342	—	36,244
From BB- to B-	31,269	3,195	—	34,464
CCC and below	432	4,547	7,705	12,684
Total exposureB	85,636	8,125	7,705	101,466
Impairment lossesC	575	1,219	4,334	6,128

Exposure and impairment losses
EUR million	2021
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	22,555	296	—	22,851
From A+ to BB	24,003	280	—	24,283
From BB- to B-	27,040	2,241	—	29,281
CCC and below	1,542	2,544	4,182	8,268
Total exposureB	75,140	5,361	4,182	84,683
Impairment lossesC	1,232	909	2,510	4,651
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
For the expected losses estimation, prospective information is taken into account. Particularly, Santander Brazil considers three macroeconomic scenarios, periodically updated. The evolution for a period of five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2024-2028
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate (annual averaged)	10.8%	8.4%	6.6%
Unemployment rate	10.6%	8.4%	6.2%
House price change	1.8%	3.8%	5.6%
GDP growth	0.0%	1.8%	3.0%
Burden income	26.6%	24.3%	23.0%
Each macroeconomic scenario is associated with a given weight. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

	2023	2022	2021
Pessimistic scenario	10%	10%	10%
Base scenario	80%	80%	80%
Optimistic scenario	10%	10%	10%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is at the end of 2023 as follows:

	Change in provision
	Consumer	Corporate	Other
GDP growth
-100 bp	1.1%	3.2%	1.8%
100 bp	-0.6%	-1.8%	-0.8%
Unemployment rate
-100 bp	-0.3%	-0.6%	-0.5%
100 bp	1.4%	3.7%	2.3%
Interest rate (SELIC)
-100 bp	-1.4%	-5.2%	-1.8%
100 bp	2.7%	6.2%	4.1%
Regarding the stage 2 classification determination, Santander Brazil analyses whether any increase in the PD for the expected entire life of the operation is greater than the combination of an absolute and a relative threshold. The established threshold is different for each portfolio depending on the characteristics of the operations, and an operation is considered to exceed said threshold when the PD for the entire life of the operation increases a certain amount over the PD it had at the time of initial recognition. The values of these absolute and relative thresholds depend on their calibration, carried out periodically, as well as the type of portfolio they affect. Additionally, Santander Brasil plans to introduce in February 2024 a backstop of 200% to the relative threshold of all portfolios
In addition, for every portfolio, a set of specific qualitative criteria are defined to indicate that the exposure to credit risk has significantly risen, regardless of the evolution of its PD since the initial recognition. Santander Brazil, among other criteria, considers that an operation involves a significant increase in credit risk when it presents irregular positions for more than 30 days or if it is determined based on a system of Early Warning Indicators (EWI).

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
As part of the exposure to counterparty credit risk, an additional risk known as wrong-way risk may arise. This risk is the one that arises in the event that the exposure with a portfolio or with a counterparty increases when its credit quality deteriorates. That is, wrong-way risk exists when there is an increase in the risk of default and, as a consequence, the exposure we have with the counterparty increases. Santander has specific models to measure this risk.
Regarding settlement risk, this occurs when the settlement of a transaction involves a bilateral exchange of flows or assets between two counterparties, and there is a risk that one of the parties will fail to comply with their settlement commitments. To measure this risk, Santander has developed a global infrastructure and specific models.
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
Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 5.6% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2023. While the regulatory credit exposure with the 40 largest groups represents 8.5% of the credit risk.

The detail, by activity and geographical area of the Group's risk concentration at 31 December 2023 is as follows:

EUR million
	2023A
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	379,533	99,186	69,692	132,573	78,082
Public sector	215,038	56,158	51,160	96,477	11,243
Of which:
Central government	186,872	43,442	45,469	87,217	10,744
Other central government	28,166	12,716	5,691	9,260	499
Other financial institutions (financial business activity)	158,730	15,578	44,480	60,321	38,351
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	455,926	109,246	106,328	179,349	61,003
Of which:
Construction and property development	20,621	3,318	4,189	7,561	5,553
Civil engineering construction	5,538	2,354	1,740	1,257	187
Large companies	282,357	48,777	61,506	126,207	45,867
SMEs and individual entrepreneurs	147,410	54,797	38,893	44,324	9,396
Households – other (broken down by purpose)	564,425	88,660	103,380	148,026	224,359
Of which:
Residential	352,478	63,294	36,480	47,347	205,357
Consumer loans	192,960	17,428	64,084	94,805	16,643
Other purposes	18,987	7,938	2,816	5,874	2,359
Total	1,773,652	368,828	375,040	616,746	413,038
A.For the purposes of this table, the definition of risk includes the following items in the public balance sheet: 'Loans and advances to credit institutions', 'Loans and advances to Central Banks', 'Loans and advances to Customers', 'Debt securities', 'Equity Instruments', 'Trading Derivatives', 'Hedging derivatives', 'Investments and financial guarantees given'.
4.3 Sectors identification and management
Grupo Santander conducts a quarterly review of exposure to customers operating in sectors that could be more affected by macroeconomic conditions (energy consumption, commodity prices, and key macroeconomic variables). This monitoring is complemented by the use of internal tools that allow projecting the behaviour and evolution of clients in each sector under different macroeconomic scenarios. Additionally, this process considers, among other things, the following information at the sector level:
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
At the end of December, Grupo Santander´s local sovereign exposure, in currencies other than the official currency of the country of issuance, is not significant (EUR 4,404 million, 1.1% of total sovereign risk) according to our management criteria. Furthermore, exposure to non-local sovereign issuers involving cross-border risk is even less significant (EUR 11,085 million, 2.7% of total sovereign risk). Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short- term maturities.
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
Our investment strategy for sovereign risk considers country’s credit quality to set the maximum exposure limitsA:

	2023	2022	2021
AAA	18%	27%	15%
AA	19%	19%	32%
A	41%	34%	26%
BBB	12%	11%	11%
Less than BBB	10%	9%	16%
A.Internal ratings are applied.
Sovereign exposure at the end of 31 December 2023 is shown in the table below (data in million euros):

	2023					2022
	Portfolio
Country	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Non-trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	4,996	97	34,534	—	39,627	29,095
Portugal	462	1,247	5,150	—	6,859	5,456
Italy	(2,187)	415	7,366	—	5,594	7,415
Greece	—	—	—	—	—	—
Ireland	—	—	—	—	—	—
Rest Eurozone	2,899	604	4,621	—	8,124	5,651
UK	1,261	607	1,919	—	3,787	2,106
Poland	194	6,340	4,733	—	11,267	8,715
Rest of Europe	16	2,467	310	—	2,793	132
US	2,049	5,253	14,002	—	21,304	23,298
Brazil	11,715	10,273	5,745	—	27,733	23,728
Mexico	3,311	12,075	5,439	—	20,825	17,306
Chile	97	1,040	5,148	—	6,285	6,485
Rest of America	277	543	1,430	—	2,250	1,964
Rest of the World	229	2,843	1,455	—	4,527	3,542
TOTAL	25,319	43,804	91,852	—	160,975	134,893

5. Forborne loan portfolio
The customer debt redirection policy incorporates the regulatory requirements of the EBA guidelines on the management of non-performing exposures, refinancing and restructuring. This policy acts as a reference for the transposition in our subsidiaries and shares the applicable supervisory expectations.
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
At 31 December 2023, forbearance stock fell again and stood at EUR 31,963 million, due to the good payment behaviour in the main geographies. In terms of credit quality, 47% of the loans is classified as credit impaired, with a coverage ratio of 44%. In addition, 53% of the portfolio is classified as performing.
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
2023
	Total
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	12,851	437	37	5	2	—	4
Other financial institutions and: individual shareholder	1,011	258	833	285	38	182	58
Non-financial institutions and individual shareholder	728,123	7,709	61,110	6,977	4,079	1,461	3,543
Of which financing for constructions and property development	14,236	106	2,035	506	415	41	134
Other warehouses	4,400,346	6,107	507,378	10,185	4,602	4,043	4,484
Total	5,142,331	14,511	569,358	17,452	8,721	5,686	8,089
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—

Current refinancing and restructuring balances
Amounts in EUR million, except number of transactions that are in units
2023
Of which, non-performing/Doubtful
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	7	3	7	1	1	—	3
Other financial institutions and: individual shareholder	472	25	428	107	21	51	50
Non-financial institutions and individual shareholder	385,859	3,307	37,225	3,751	2,134	709	3,078
Of which financing for constructions and property development	7,759	56	1,155	235	183	18	112
Other warehouses	2,092,099	2,593	293,433	5,257	1,744	2,394	3,415
Total	2,478,437	5,928	331,093	9,116	3,900	3,154	6,546
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—
In 2023, the amortised cost of financial assets whose contractual cash flows were modified during the year when the corresponding loss adjustment was valued at an amount equal to the expected credit losses over the life of the asset amounted to EUR 2,902 million (2,379 million in 2022), without these modifications having a material impact on the income statement. Also, during 2023, the total of financial assets that have been modified since the initial recognition, and whose correction for expected loss has gone from being valued during the entire life of the asset to the following twelve months, amounts to EUR 2,804 million (1,677 million in 2022).
The transactions presented in the foregoing tables were classified at 31 December 2023 by nature, as follows:
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
Attending to the credit attention 53% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (45% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 25% of the total forborne loan portfolio and 44% of the non-performing portfolio).
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
The balance sheet items in the Group’s consolidated position that are subject to market risk are shown below, distinguishing those positions for which the main risk metric is VaR from those for which risk monitoring is carried out using other metrics:

Risk metric values on the consolidated balance sheet
EUR million
		Main market risk metric
	Balance sheet amount	VaR	Other	Main risk factor for 'Other' balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	220,342		220,342	Interest rate
Financial assets held for trading	176,921	176,921
Non-trading financial assets mandatorily at fair value through profit or loss	5,910	4,068	1,842	Interest rate, spread
Financial assets designated at fair value through profit or loss	9,773	1,360	8,413	Interest rate, spread
Financial assets designated at fair value through other comprehensive income	83,308	1,761	81,547	Interest rate, spread
Financial assets at amortized cost	1,191,403		1,191,403	Interest rate, spread
Hedging derivatives	5,297		5,297	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	(788)		(788)	Interest rate
Other assets	104,896
Total assets	1,797,062	—	—

Liabilities subject to market risk
Financial liabilities held for trading	122,270	122,270
Financial liabilities designated at fair value through profit or loss	40,367	450	39,917	Interest rate, spread
Financial liabilities at amortized cost	1,468,703		1,468,703	Interest rate, spread
Hedging derivatives	7,656		7,656	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	55		55	Interest rate
Other liabilities	53,770
Total liabilities	1,692,821
Equity	104,241

The following table displays the latest and average VaR values at 99% by risk factor over the last three years. It also shows the minimum and maximum VaR values in 2023 and 97.5% ES at the end of December 2023:

VaR statistics and expected shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2023					2022		2021
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	7.5	11.7	19.3	13.5	12.5	14.1	11.6	10.5	12.3
Diversification effect	(8.5)	(14.9)	(27.3)	(17.1)	(18.9)	(14.6)	(15.5)	(12.9)	(13.4)
Interest rate	8.9	12.2	20.3	11.1	11.5	12.6	9.9	9.6	9.1
Equities	1.4	3.2	7.3	6.0	6.1	4.2	5.5	3.5	5.1
Exchange rate	2.3	5.3	9.4	4.8	4.9	4.8	3.6	4.2	5.7
Credit spread	2.7	4.3	6.4	6.1	5.9	5.4	5.8	4.8	5.1
Commodities	0.7	1.6	3.2	2.6	3.0	1.7	2.3	1.3	0.7

Total Europe	6.6	9.4	14.7	11.8	11.1	12.2	10.5	9.3	9.9
Diversification effect	(5.3)	(10.5)	(21.6)	(13.8)	(14.9)	(10.4)	(14.2)	(9.3)	(12.6)
Interest rate	5.6	9.1	16.5	8.2	9.3	10.2	10.1	7.7	7.1
Equities	1.5	2.8	7.1	5.8	5.3	3.6	5.5	3.3	5.8
Exchange rate	2.1	3.5	5.7	5.2	5.2	3.4	3.3	2.8	4.5
Credit spread	2.7	4.3	6.4	6.1	5.9	5.4	5.8	4.8	5.1
Commodities	—	0.2	0.6	0.3	0.3	—	—	—	—

Total North America	1.8	4.0	6.4	5.0	5.0	2.3	2.7	2.5	2.7
Diversification effect	(0.3)	(0.7)	(2.6)	(0.5)	(0.5)	(0.8)	(1.1)	(0.7)	(0.6)
Interest rate	1.8	3.7	6.3	5.0	5.0	2.2	2.7	2.5	2.7
Equities	—	0.2	0.5	0.0	0.0	0.1	0.1	0.1	0.0
Exchange rate	0.3	0.8	2.2	0.5	0.5	0.8	1.0	0.6	0.6

Total South America	4.2	7.3	13.3	7.0	6.2	8.0	6.2	5.9	6.3
Diversification effect	(1.3)	(6.2)	(14.2)	(6.6)	(7.6)	(5.0)	(4.2)	(4.9)	(5.1)
Interest rate	4.3	7.3	12.6	5.6	5.4	7.0	5.5	5.5	5.8
Equities	0.0	1.4	3.7	2.4	2.5	1.6	1.7	1.2	1.1
Exchange rate	0.5	3.2	8.0	3.0	2.9	2.7	0.9	2.8	3.8
Commodities	0.7	1.6	3.2	2.6	3.0	1.7	2.3	1.3	0.7
A. In South and North America, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
VaR at the end of December was slightly higher (EUR 1.9 million) compared to the end of 2022, reflecting the spike in market volatility after the latest meetings of the main Central Banks, albeit generally less volatile this year than previous one.
In 2023, average VaR (EUR 11.7 million) was lower than 2022 for all risk factors except exchange rate, which was slightly higher. Temporary VaR increases owe more to short-term price volatility than to significant changes in positions.
By region, average VaR fell mainly in Europe (in almost every risk factor), while the slight increase in North America was due to interest rates.
Backtesting
Actual losses can differ from predicted losses because of the VaR’s limitations. Grupo Santander measures the accuracy of the VaR calculation model to make sure it is reliable. The most important tests Grupo Santander runs involve backtesting:
•Backtesting of hypothetical P/L and of the entire trading book an exception was observed (daily loss greater than the VaR) on 13 of March, as a consequence of market volatility coinciding with events related to some regional American banks. Regarding to 99% VaE, an exception (daily profit higher than VaE) was observed on 13 of December as a result of the devaluation of the Argentine peso.
•The exceptions observed in the past year are consistent with the assumptions of the VaR calculation model.

IBOR reform
Since 2013, different supranational organizations and authorities (IOSCO and FSB) have promoted and monitored initiatives aimed at carrying out reforms to strengthen interest rate indices. The main objective was to facilitate the transition to the risk-free indices identified in different jurisdictions, highlighting the SONIA index as a replacement for the LIBOR references in pounds, the SOFR for the LIBOR in dollars, and the €STR for the LIBOR in euros.
In this sense and as a result of the joint effort of authorities and market participants, this transition process has been materialized in different milestones during the period between 2019 and 2023, pending, according to the regulatory milestones of the transition, the terms of the 3-month pound LIBOR, and the 1-month, 3-month and 6-month dollar LIBOR, which will continue to be published under a synthetic methodology until the end of March and September 2024, respectively, dates from which publication will cease permanently.
The Group has carried out the operational and technological changes necessary to undertake the transition of these reference indices, with the book amount of financial assets and liabilities as of December 31, 2023 that continue to be referenced to the benchmarks being non-significant. pending transition indices.

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
In general, the structural VaR of Grupo Santander total assets and equity is minor.

Structural VaR
EUR million. Structural VaR 99% with a temporary horizon of one day.
	2023				2022		2021
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	552.7	705.0	914.5	749.5	664.0	538.5	993.7	1,011.9
Diversification effect	(368.7)	(416.6)	(422.2)	(444.7)	(417.1)	(422.4)	(327.3)	(240.2)
VaR Interest RateA	273.3	348.4	478.0	380.2	350.8	304.5	400.7	287.8
VaR Exchange Rate	477.0	580.4	661.1	642.9	493.4	461.0	600.6	655.2
VaR Equities	171.1	192.8	197.6	171.1	236.9	195.4	319.7	309.1
A. Includes credit spread VaR on ALCO portfolios.
Structural interest rate risk
•Europe
At the end of December, the net interest income (NII) of our main balance sheets showed positive sensitivities to increases in interest rates. On the same date, in the case of the economic value of equity (EVE), it showed negative sensitivity to increases in interest rates in the case of the UK and positive sensitivity in the case of Spain in the same scenario.
At the end of December, under the scenarios previously described, significant risk of NII sensitivity to the euro amounted to EUR 886.2 million; to the pound sterling, EUR 245.8 million; to the US dollar, EUR 99.4 million; and to the Polish złoty, EUR 24 million, all with risk of rate cuts.
Significant risk of EVE sensitivity to yield curves of the euro was EUR 391.9 million; of the pound sterling, EUR 392.1 million; of the US dollar, EUR 364.3 million euros; and of the Polish złoty, EUR 176.4 million euros, mostly with risk of rate cuts.
Exposure was moderate in relation to annual budget and capital levels in 2023.
•North America
At the end of December, sensitivity of NII on our North America balance sheet to interest rate hikes was positive, while EVE sensitivity was negative.
Exposure was moderate in relation to annual budget and capital levels in 2023.
At the end of December, significant risk to NII was mainly in the US and amounted to EUR 117 million.
The most significant risk to EVE was in the US and amounted to EUR 786 million.
•South America
EVE and NII on our main South American balance sheets are positioned for interest rate cuts.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2023.
At the end of December, most significant risk to NII was mainly in Chile (EUR 36 million) and in Brazil (EUR 141 million).
Most significant risk to EVE was recorded in Chile (EUR 255 million) and in Brazil (EUR 360 million).
Structural foreign currency rate risk/results hedging
Grupo Santander's structural FX risk stems mainly from the income and hedging of foreign currency transactions for permanent financial investments. In the dynamic management of this risk, Grupo Santander aims to limit the impact of FX rate movements on the core capital ratio. In 2023, the hedged of the different currencies that have an impact on our core capital ratio was close to 100%.
In December 2023, our permanent exposures (with potential impact on shareholders’ equity) were, from largest to smallest, in US dollars, Brazilian reais, British pounds sterling, Mexican pesos, Chilean pesos and Polish złoty.
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
At the end of December 2023, the equities and shareholdings in the banking book were diversified among Spain, China, Morocco, Poland and other countries. Most of them invest in the financial and insurance sectors. Grupo Santander has minor equity exposure to property and other sectors.
Structural equity positions are exposed to market risk. The Group calculates its VaR with a set of market prices and proxies. At the end of the year 2023, VaR at a 99% confidence level over a one-day horizon was EUR 171 million (EUR 195 million and EUR 309 million in 2022 and 2021, respectively.

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
•Economic value of equity sensitivity
Economic value of equity (EVE) is the difference between the current value of all assets minus the current value of all liabilities in the banking book. It does not include shareholders’ equity and non-interest-bearing instruments. The sensitivity of the economic value of own funds is obtained as the difference between said economic value calculated with a selected scenario and that calculated with a base scenario.
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
Santander’s liquidity management is based on the following principles:
•Define liquidity risk and provide detailed assessments of current and emerging material liquidity risks.
•Define liquidity risk metrics, review and challenge liquidity risk appetite and limits on first line of defence proposals.
•Evaluates and challenges commercial/business proposals; It provides senior management and business units with the necessary elements to understand the liquidity risk of Santander's businesses and operations.
•Supervise the liquidity risk management of the first line of defence and assess the permanence of businesses within the limits of liquidity risk.
•Reports on compliance with risk appetite limits and exceptions, if any, to governing bodies.
•Provides a consolidated view of liquidity risk exposures and liquidity risk profile.
•Confirms the existence of adequate liquidity procedures to manage the business within the limits of risk appetite.
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
•In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The Group objective is to maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement. Grupo Santander’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives.
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
i. Liquidity risk measurement
Grupo Santander uses the Basel regulatory definition and calculates a set of metrics and stress scenarios in relation to intraday liquidity risk to maintain a high level of management and control. On the one hand, the regulatory liquidity metrics (LCR, NSFR) are prepared following the regulatory criteria established in the CRR-II and CRD IV. Regarding internal metrics, liquidity scenarios are determined using a combination of behavioral observation in actual liquidity crises occurred at other banks, regulatory assumptions and expert judgment.
a) Liquidity Coverage Ratio (LCR)
The liquidity coverage ratio (LCR) is a regulatory metric. Its purpose is to promote the short-term resilience of a bank’s liquidity profile and make sure it has enough high-quality liquid assets to withstand a considerable idiosyncratic or market stress scenario over 30 calendar days.
b) Net Stable Funding Ratio (NSFR)
The net stable funding ratio (NSFR) is a regulatory metric we use to measure long-term liquidity risk. It is the ratio of available stable funding to required stable funding. It requires banks to keep a robust balance sheet, with off-balance-sheet assets and operations financed by stable liabilities.
c) Liquidity buffer
The liquidity buffer is the total liquid assets a bank has to cope with cash outflows during periods of stress. The assets are free of encumbrances and can be used immediately to generate liquidity without losses or excessive discounts. The liquidity buffer is a tool for calculating most liquidity metrics. It is also a metric with defined limits for each subsidiary.
d) Wholesale liquidity metric
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
In this sense, deposits do not show a tendency towards concentration, maintaining a stable structure at 31 December 2023, where approximately 75% are transactional and more than 80% of retail deposits are insured by deposit guarantee systems of the different countries.
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
Below is a breakdown of the composition of the Group's liquid assets under the criteria set out in the supervisory prudential reporting (Commission Implementing Regulation (EU) 2017/2114 of 9 November 2017) for the determination of high quality liquid assets for the calculation of the LCR ratio (HQLA):

EUR million
	2023	2022	2021
	Amount weighted applicable	Amount weighted applicable	Amount weighted applicable
High-quality liquid assets-HQLAs
Cash and reserves available at central banks	217,935	127,285	206,507
Marketable assets Level 1	119,043	177,887	81,925
Marketable assets Level 2A	4,236	3,308	3,422
Marketable assets Level 2B	6,814	3,562	5,446
Total high-quality liquid assets	348,028	312,042	297,300
In relation to the net stable funding ratio (NSFR), its definition was approved by the Basel Committee in October 2014. The transposition of this requirement to the European regulation took place in June 2019 with the publication in the Official Gazette of the European Union of Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019. The Regulation establishes that entities must have a net stable financing ratio, as defined in the Regulation, higher 100% from June 2021. The liquidity coverage ratio, broken down by component, and the net stable funding ratio for the Group at year-ends 2023, 2022 and 2021are presented below:

EUR million
	2023	2022	2021
High-quality liquid assets-HQLAs (numerator)	348,028	312,042	297,300
Total net cash outflows (denominator)	209,892	204,759	181,953
Cash outflows	282,982	270,748	233,294
Cash inflows	73,090	65,989	51,341
LCR ratio (%)	166%	152%	163%
NSFR ratio (%)	123%	121%	126%
As regards the funding structure, given the predominantly commercial nature of the Group's balance sheet, the loan portfolio is mainly financed by customer deposits. Note 22, 'Debt securities', shows the composition of these liabilities based on the basis of their nature and classification, the movements and maturity profile of the debt securities issued by the Group, reflecting the strategy of diversification by products, markets, issuers and maturities followed by the Group in its approach to wholesale markets.
The movement in the composition of the buffer between “Level 1 marketable assets” to “Cash and reserves available at central banks” corresponds to a change in criteria in the classification of deposits with the Central Bank, at the request of the regulator.
In the last quarter of 2022, Grupo Santander began to repay in advance a significant part of the financing received under the TLTRO-III program launched by the European Central Bank, which originally matured in 2023. The replacement of these funds has been carried out after having strengthened the balance sheet through a combination of growth in customer deposits, an increase in short-term instruments and greater activity in medium and long-term issuances, which has allowed Grupo Santander to maintain liquidity coverage ratios (LCR ) and net stable funding (NSFR) at prudent levels after the repayment.
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

The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2023 (EUR thousand million):

Residual maturities of the liabilities	Unmatured	<=1month	>1 month <=3 months	>3 months <=12 months	>1 year <=2 years	>2 years <=3 years	3 years <=5 years	5 years <=10 years	>10 years	Total
Committed assets	40.8	49.3	21.6	39.7	40.8	27.9	55.0	17.4	13.8	306.3
Guarantees received committed	31.6	72.3	17.6	11.0	3.2	2.5	0.6	—	—	138.8
The reported Group information as required by the EBA at 2023 year-end is as follows:

On-balance-sheet encumbered assets
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Fair value of non-encumbered assets	Carrying amount of non-encumbered assets
Loans and advances	186.4		1,172.2
Equity instruments	9.4	9.4	11.5	11.5
Debt securities	86.8	87.6	156.4	156.1
Other assets	23.7		150.6
Total assets	306.3		1,490.7

Encumbrance of collateral received
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	138.8	51.3
Loans and advances	1.1	—
Equity instruments	5.5	8.7
Debt securities	132.2	42.5
Other collateral received	—	0.1
Own debt securities issued other than own covered bonds or ABSs	—	1.9

Encumbered assets and collateral received and matching liabilities
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	330.6	445.2
On-balance-sheet encumbered assets amounted to EUR  306,300 million, of which 61% are loans (mortgage loans, corporate loans, etc.). Guarantees received committed amounted to EUR 138,800 million, relating mostly to debt securities received as security in asset purchase transactions and re-used.
Taken together, these two categories represent a total of EUR 445,200 million of encumbered assets, which give rise to EUR 330,600 million matching liabilities.
As of December 2023, total asset encumbrance in funding operations represented 22.4% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,987,100 million), as of December 2022.
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
Regulatory capital
At 1 January 2024, at a consolidated level, the Group must maintain a minimum capital ratio of 9.60% of CET1 (4.50% being the requirement for Pillar I, 0.98% being the requirement for Pillar 2R (requirement), 2.50% being the requirement for capital conservation buffer, 1.25% being the requirement for global systemically entity (G-SIB) and 0.37% being the requirement for anti-cyclical capital buffer).

Grupo Santander must also maintain a minimum capital ratio of 11.42% of tier 1 and a minimum total ratio of 13.86%.
In 2023, the solvency target set was achieved. Santander’s CET1 ratio stood at 12.30%1 at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital
EUR million
	2022	2021	2020
Subscribed capital	8,092	8,397	8,670
Share premium account	44,373	46,273	47,979
Reserves	69,278	62,111	56,606
Treasury shares	(1,078)	(675)	(894)
Attributable profit	11,076	9,605	8,124
Approved dividendC	(1,298)	(979)	(836)
Shareholders’ equity on public balance sheet	130,443	124,732	119,649
Valuation adjustments	(35,020)	(35,628)	(32,719)
Non-controlling interests	8,818	8,481	10,123
Total Equity on public balance sheet	104,241	97,585	97,053
Goodwill and intangible assets	(17,313)	(17,272)	(16,132)
Eligible preference shares and participating securities	9,002	8,831	10,050
Accrued dividendC	(1,471)	(942)	(895)
Other adjustmentsA	(8,717)	(5,169)	(7,624)
Tier 1B	85,742	83,033	82,452
A.Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.
B.Figures calculated by applying the transitional provisions of IFRS 9.
C.Assumes 25% of ordinary profit, see note 4.a for proposed distribution of results.

Note: Certain figures presented in this capital note have been rounded for ease of presentation. Consequently, the amounts corresponding to the rows or columns of totals in the tables presented in this note may not coincide with the arithmetic sum of the concepts or items that make up the total.
1
The following table shows the capital coefficients and a detail of the eligible internal resources of the Group:

Capital coefficients
EUR million
	2023	2022	2021
Level 1 ordinary eligible capital (EUR million)	76,741	74,202	72,402
Level 1 additional eligible capital (EUR million)	9,002	8,831	10,050
Level 2 eligible capital (EUR million)	16,497	14,359	14,865
Risk-weighted assets (EUR million)	623,731	609,266	578,930
Level 1 ordinary capital coefficient (CET 1)	12.30%	12.18%	12.51%
Level 1 additional capital coefficient (AT1)	1.45%	1.45%	1.73%
Level 1 capital coefficient (TIER1)	13.75%	13.63%	14.24%
Level 2 capital coefficient (TIER 2)	2.64%	2.36%	2.57%
Total capital coefficient	16.39%	15.99%	16.81%

Eligible capital
EUR million
	2023	2022	2021
Eligible capital
Common Equity Tier I	76,741	74,202	72,402
Capital	8,092	8,397	8,670
(-) Treasure shares and own shares financed	(2,847)	(60)	(966)
Share Premium	44,373	46,273	47,979
Reserves	68,721	62,246	58,157
Other retained earnings	(35,038)	(37,439)	(34,784)
Minority interests	6,899	7,416	6,736
Profit net of dividends	8,307	7,684	6,394
Deductions	(21,766)	(20,315)	(19,784)
Goodwill and intangible assets	(17,220)	(17,182)	(16,064)
Others	(4,546)	(3,133)	(3,720)
Additional Tier I	9,002	8,831	10,050
Eligible instruments AT1	8,461	8,344	10,102
AT1-excesses-subsidiaries	541	487	(52)
Tier II	16,497	14,359	14,865
Eligible instruments T2	17,101	14,770	15,424
Excess IRB provision on PE	76	—	75
T2-excesses - subsidiaries	(680)	(411)	(634)
Total eligible capital	102,240	97,392	97,317
Note: Banco Santander, S.A. and its affiliates had not taken part in any State aid programmes.
1 Data calculated applying the transitional provisions of IFRS 9

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
With the publication of Regulation (EU) 2019/876 of 20 May, 2019, amending Regulation (EU) n.º 575/2013 as regards the leverage ratio, the final calibration of the ratio is set at 3% for all entities and, for systemic entities G-SIB, is established an additional surcharge which will be 50% of the cushion ratio applicable to the EISM, applicable from January 2023. In addition, modifications are included in its calculation, including the exclusion of certain exposures from the total exposure measure: public loans when exceptional circumstances arise, public loans, transfer loans and officially guaranteed export credits, transfer loans and officially guaranteed export credits.

EUR million
	2023	2022	2021
Leverage
Level 1 Capital	85,742	83,033	82,452
Exposure	1,826,922	1,750,626	1,536,516
Leverage Ratio	4.69%	4.74%	5.37%
Global systemically important banks
Grupo Santander is one of 29 banks designated as global systemically important banks (G-SIBs).
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
Additionally, Grupo Santander appears both on the list of global systemic entities and on the list of domestic systemic entities. Bank of Spain, based on rule 23 of Circular 2/2016, requires the application of the highest of the two corresponding buffers, in the case of Grupo Santander being the domestic one, 1.25%, a surcharge payable by 2024.
The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

55. Additional disclosures
This note includes relevant information about additional disclosure requirements.
55.1 Parent company financial statements
Following are the summarised balance sheets of Banco Santander, S.A. as of December 31, 2023, 2022 and 2021 :

CONDENSED BALANCE SHEETS (Parent company only)	31 December 2023	31 December 2022	31 December 2021
	(Millions of Euros)
Assets
Cash and due from banks	172,524	177,920	138,388
Of which:
To bank subsidiaries	6,834	14,548	15,459
Trading account assets	102,296	92,128	77,988
Investment securities	63,325	47,560	29,949
Of which:
To bank subsidiaries	16,137	14,287	12,137
To non-bank subsidiaries	1,229	1,327	2,087
Net loans and leases	298,068	314,905	301,342
Of which:
To non-bank subsidiaries	22,435	25,312	31,296
Investment in affiliated companies	99,326	94,213	88,549
Of which:
To bank subsidiaries	74,016	70,698	67,735
To non-bank subsidiaries	25,310	23,515	20,814
Premises and equipment, net	6,368	6,513	6,515
Other assets	15,435	16,787	15,219
Total assets	757,342	750,026	657,950

Liabilities
Deposits	398,374	418,841	401,212
Of which:
To bank subsidiaries	7,832	16,619	18,114
To non-bank subsidiaries	14,610	15,106	18,594
Short-term debt	70,771	54,255	19,181
Long-term debt	129,258	114,447	99,650
Total debt	200,029	168,702	118,831
Of which:
To bank subsidiaries	—	—	221
To non-bank subsidiaries	1,816	1,638	649
Other liabilities	84,065	92,437	71,334
Total liabilities	682,468	679,980	591,377

Stockholders' equity
Capital stock	8,092	8,397	8,670
Retained earnings and other reserves	66,782	61,649	57,903
Total stockholders' equity	74,874	70,046	66,573

Total liabilities and Stockholders’ Equity	757,342	750,026	657,950
In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2023, 2022 and 2021.

	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	31 December 2023	31 December 2022	31 December 2021
	(Millions of Euros)
Interest income	32,231	19,322	11,893
Interest from earning assets	23,049	10,579	6,821
Dividends from affiliated companies	9,182	8,743	5,072
Of which:
From bank subsidiaries	8,159	8,228	4,075
From non-bank subsidiaries	1,023	515	997
Interest expense	(16,204)	(5,958)	(2,785)
Interest income / (charges)	16,027	13,364	9,108
Provision for credit losses	(1,372)	(1,397)	(2,287)
Interest income / (charges) after provision for credit losses	14,655	11,967	6,821
Non-interest income	4,778	4,808	4,092
Non-interest expense	(9,661)	(8,811)	(7,049)
Income before income taxes	9,772	7,964	3,864
Income tax benefit (expense)	(533)	(43)	68
Net income	9,239	7,921	3,932

Following are the condensed statements of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2023, 2022 and 2021:

	Year ended
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	31 December 2023	31 December 2022	31 December 2021
	(Millions of Euros)
NET INCOME	9,239	7,921	3,932
OTHER COMPREHENSIVE INCOME	(57)	(735)	(662)
Items that may be reclassified subsequently to profit or loss	276	(524)	(265)
Hedging instruments (items not designated)	—	—	—
Revaluation gains (losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Debt instruments at fair value with changes in other comprehensive income	104	(328)	(524)
Revaluation gains (losses)	65	(242)	(243)
Amounts transferred to income statement	39	(86)	(281)
Other reclassifications	—	—	—
Cash flow hedges:	284	(420)	146
Revaluation gains/(losses)	(70)	(505)	152
Amounts transferred to income statement	354	85	(6)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	—	—	—
Exchange differences	—	—	—
Non-current assets held for sale	—	—	—
Income tax	(112)	224	113
Items that will not be reclassified to profit or loss	(333)	(211)	(397)
Actuarial gains/(losses) on pension plans	(14)	279	29
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(250)	(450)	(347)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	(31)	18	117
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	31	(18)	(117)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(107)	58	(93)
Income tax relating to items that will not be reclassified	38	(98)	14
TOTAL COMPREHENSIVE INCOME	9,182	7,186	3,270

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2023, 2022 and 2021.

	Year ended
CONDENSED CASH FLOW STATEMENTS (Parent company only)	31 December 2023	31 December 2022	31 December 2021
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	9,239	7,921	3,932
Adjustments to profit	(3,746)	3,370	2,052
Net increase/decrease in operating assets	(6,765)	(58,102)	(9,622)
Net increase/decrease in operating liabilities	(6,880)	85,367	24,024
Reimbursements/payments of income tax	(360)	(1,724)	(352)
Total net cash flows from operating activities (1)	(8,512)	36,832	20,034

2. Cash flows from investing activities
Investments (-)	(5,458)	(4,257)	(2,266)
Divestments (+)	10,880	10,852	6,349
Total net cash flows from investment activities (2)	5,422	6,595	4,083

3. Cash flows from financing activities
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	649	369	605
Acquisition of own equity instruments	(2,974)	(1,847)	(1,446)
Issuance of debt securities	5,636	—	4,440
Redemption of debt securities	(1,813)	(1,678)	(2,248)
Dividends paid	(2,261)	(1,848)	(1,313)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(166)	(180)	(315)
Total net cash flows from financing activities (3)	(929)	(5,184)	(277)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(1,044)	104	335

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(5,063)	38,347	24,175
Cash and cash equivalents at beginning of period	130,083	91,736	67,561
Cash and cash equivalents at end of period	125,020	130,083	91,736
55.2 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of 31 December 2023, 2022 and 2021:

	2023	2022	2021
	(Millions of Euros)
Preference shares	202	198	209
Preferred securities	9,081	7,898	8,601
Total	9,283	8,096	8,810
Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost - Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2023, 2022 and 2021.
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
For further information, see note 23.c.

	Outstanding at 31 December 2023
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 31 December 2023
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate		Maturity date

Banco Santander, S.A., March 2018	Euro	1,499.8	4.750%	(B)	Perpetuity
Banco Santander, S.A., February 2019	US Dollar	1,199.6	7.500%	(C)	Perpetuity
Banco Santander, S.A., January 2020	Euro	1,487.6	4.375%	(D)	Perpetuity
Banco Santander, S.A., May 2021	US Dollar	1,000.0	4.750%	(E)	Perpetuity
Banco Santander, S.A., May 2021	Euro	750.0	4.125%	(F)	Perpetuity
Banco Santander, S.A., September 2021	Euro	999.6	3.625%	(G)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,150.0	9.625%	(H)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,350.0	9.625%	(I)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 + 0.05% subject to a maximum distribution of 8% per annum		Perpetuity

A.From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 409.7 basis points on the Mid-Swap Rate.
C.Payment is subject to certain conditions and to the discretion of the Bank. The 7.50% interest rate is set for the first five years. After that, it will be reviewed every 5 years by applying a margin of 498.9 basis point over the SOFR Spread Adjusted ICE Swap 5-year.
D. Payment is subject to certain conditions and to the discretion of the Bank. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis point on the 5-year Mid-Swap Rate.
E.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.750% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate.
F.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.125% interest rate is set for the first seven years, revised every 5 years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro mid-swap.
G. Payment is subject to certain conditions and to the discretion of Banco Santander. The 3.625% interest rate is set for the first eight years, revised every 5 years thereafter by applying a margin of 376 basis points over the 5-year Mid-Swap Rate.
H. Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first five years and six months, revised every 5 years thereafter by applying a margin of 530.6 basis points on the five-year UST rate (5-year UST).
I. Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 529.8 basis points on the five-year UST Rate.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Appendix

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Appendix I

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
A & L CF (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF June (2) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF March (5) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	Holding company
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	Securitization
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	Securitization
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	Financial services
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abent 3T, S.A.P.I de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Electricity production
Ablasa Participaciones, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Aduro S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	Holding company
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Allane Leasing GmbH	Austria	0.00%	46.95%	100.00%	100.00%	Renting
Allane Location Longue Durée S.a.r.l.	France	0.00%	46.95%	100.00%	100.00%	Renting
Allane Mobility Consulting AG	Switzerland	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting B.V.	Netherlands	0.00%	46.95%	100.00%	100.00%	Consulting services

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Allane Mobility Consulting GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting Österreich GmbH	Austria	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting S.a.r.l	France	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Schweiz AG	Switzerland	0.00%	46.95%	100.00%	100.00%	Renting
Allane SE	Germany	0.00%	46.95%	92.07%	92.07%	Renting
Allane Services GmbH & co. KG	Germany	0.00%	46.95%	100.00%	100.00%	Services
Allane Services Verwaltungs GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Management of portfolios
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Investments Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Alternative Leasing, FIL (Compartimento B)	Spain	100.00%	0.00%	100.00%	100.00%	Investment fund
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Inactive
Amherst Pierpont Commercial Mortgage Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securitization
Amherst Pierpont International Ltd.	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
AMS Auto Markt Am Schieferstein GmbH	Germany	0.00%	90.01%	100.00%	—	Vehicle sales
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Andaluza de Inversiones, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
AP Acquisition Trust I	United States	0.00%	100.00%	100.00%	100.00%	Trust company
AP Acquisition Trust II	United States	0.00%	100.00%	100.00%	100.00%	Inactive
AP Asset Acquisition LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Apê11 Tecnologia e Negócios Imobiliários S.A.	Brazil	0.00%	81.17%	90.00%	90.00%	Real estate
APSG GP LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Services
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Services
Artarien S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Insurance intermediary
Athena Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Atlantes Mortgage No. 2	Portugal	—	(a)	—	—	Securitization
Atlantes Mortgage No. 3	Portugal	—	(a)	—	—	Securitization
Atlantes Mortgage No. 4	Portugal	—	(a)	—	—	Securitization

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Atual - Fundo de Invest Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	90.19%	100.00%	100.00%	Investment fund
Auto ABS Belgium Loans 2019 SA/NV	Belgium	—	(a)	—	—	Securitization
Auto ABS DFP Master Compartment France 2013	France	—	(a)	—	—	Securitization
Auto ABS French Leases 2021	France	—	(a)	—	—	Securitization
Auto ABS French Leases 2023	France	—	(a)	—	—	Securitization
Auto ABS French Leases Master Compartment 2016	France	—	(a)	—	—	Securitization
Auto ABS French Loans Master	France	—	(a)	—	—	Securitization
Auto ABS French LT Leases Master	France	—	(a)	—	—	Securitization
Auto ABS Italian Balloon 2019-1 S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Rainbow Loans S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans 2023-1 S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Spanish Loans 2018-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Auto ABS Spanish Loans 2020-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Auto ABS Spanish Loans 2022-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Autodescuento, S.L.	Spain	0.00%	93.89%	93.89%	93.89%	Vehicles purchased by internet
Autohaus24 GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Internet
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Santillana, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Renting
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Finance company
Banco Bandepe S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Banking
Banco de Albacete, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	45.09%	50.00%	50.00%	Banking
Banco Santander - Chile	Chile	0.00%	67.13%	67.18%	67.18%	Banking
Banco Santander (Brasil) S.A.	Brazil	0.04%	90.15%	90.80%	90.90%	Banking
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	99.97%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	99.97%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	99.97%	100.00%	100.00%	Finance company
Banco Santander Argentina S.A.	Argentina	0.00%	99.82%	99.78%	99.77%	Banking
Banco Santander de Negocios Colombia S.A.	Colombia	94.90%	5.10%	100.00%	100.00%	Banking
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	24.93%	75.05%	99.97%	96.24%	Banking

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Banco Santander Perú S.A.	Peru	99.90%	0.10%	100.00%	100.00%	Banking
Banco Santander S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	Banking
Banco Santander Totta, S.A.	Portugal	0.00%	99.87%	99.96%	99.96%	Banking
Banque Stellantis France	France	0.00%	50.00%	50.00%	50.00%	Banking
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
BEN Benefícios e Serviços Instituição de Pagamento S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Payment services
BEXs Banco de Cambio S/A	Brazil	0.00%	66.54%	100.00%	—	Payment services
BEXs Tech Participacoes Ltda.	Brazil	0.00%	66.54%	100.00%	—	Holding company
BEXs Tecnología da Informacao Ltda.	Brazil	0.00%	66.54%	100.00%	—	IT services
Bilkreditt 7 Designated Activity Company (c)	Ireland	—	(a)	—	—	Securitization
Blecno Investments, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
BRS Investments S.A.	Argentine	5.10%	94.90%	100.00%	100.00%	Finance company
Camine D - Services, Unipessoal Lda.	Portugal	0.00%	100.00%	100.00%	—	Software
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Finance company
Cartasur Cards S.A.	Argentine	0.00%	99.82%	100.00%	—	Finance company
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	Securities company
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Cater Allen Lloyd's Holdings Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
CCAP Auto Lease Ltd.	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Centro de Capacitación Santander, A.C.	Mexico	0.00%	99.97%	100.00%	100.00%	Non-profit institute
Certidesa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Aircraft rental
Charlotte 2023 Funding Plc	United Kingdom	0.00%	100.00%	100.00%	—	Securitization
Charlotte 2023 Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Chrysler Capital Auto Funding II LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Cianite New Energy, S.r.l.	Italy	0.00%	49.00%	70.00%	—	Renewable energies
CIMA Finance DAC Series 2022-1	Ireland	—	(a)	—	—	Securitization
CiMA Finance Designated Activity Company Loan Series 2023-11	Ireland	—	(a)	—	—	Finance company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
CiMA Finance Designated Activity Company Series 2023-15	Ireland	—	(a)	—	—	Finance company
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	85.00%	100.00%	100.00%	Collection services
Community Development and Affordable Housing Fund LLC	United States	0.00%	96.00%	96.00%	96.00%	Asset management
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	Banking
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	Banking
Consulteam Consultores de Gestão, Unipessoal, Lda.	Portugal	100.00%	0.00%	100.00%	100.00%	Real estate
Consumer Totta 1	Portugal	—	(a)	—	—	Securitization
Credileads S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Advertising
Cyber Guardian Solutions, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	—	IT consulting
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Reinsurances
Decarome, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Finance company
Decarope S.A.C.	Peru	0.00%	100.00%	100.00%	—	Investment Company
Deva Capital Advisory Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Holding Company, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Deva Capital Investment Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Deva Capital Management Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Servicer Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Diglo Servicer Company 2021, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Real estate management
Diners Club Spain, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Cards
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Drive Auto Receivables Trust 2020-1	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2020-2	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2021-1	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2021-2	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2021-3	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2023-1	United States	—	(a)	—	—	Inactive
Drive Auto Receivables Trust 2023-2	United States	—	(a)	—	—	Inactive
Drive Auto Receivables Trust 2023-3	United States	—	(a)	—	—	Inactive
Drive Auto Receivables Trust 2024-1	United States	—	(a)	—	—	Inactive
Drive S.r.l.	Italy	0.00%	75.00%	75.00%	100.00%	Renting
Ductor Real Estate, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Ebury Brasil Consultoria S.A.	Brazil	0.00%	66.54%	100.00%	100.00%	Consulting services
Ebury Brasil Participacões S.A.	Brazil	0.00%	66.54%	100.00%	100.00%	Holding company
Ebury Facilitadora De Pagamentos Ltda.	Brazil	0.00%	66.54%	100.00%	100.00%	Software
Ebury Finance Belgium NV (c)	Belgium	0.00%	66.54%	100.00%	100.00%	Finance company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Ebury Mass Payments Holdco Limited	United Kingdom	0.00%	66.54%	100.00%	100.00%	Holding company
Ebury Mass Payments Limited	United Kingdom	0.00%	66.54%	100.00%	100.00%	Payment services
Ebury Partners (DIFC) Limited	Arab United Emirates	0.00%	66.54%	100.00%	—	Finance company
Ebury Partners Australia Pty Ltd.	Australia	0.00%	66.54%	100.00%	100.00%	Finance company
Ebury Partners Belgium NV	Belgium	0.00%	66.54%	100.00%	100.00%	Payment services
Ebury Partners Canada Limited	Canada	0.00%	66.54%	100.00%	100.00%	Finance company
Ebury Partners Chile S.p.A.	Chile	0.00%	66.54%	100.00%	—	Finance company
Ebury Partners China Limited	China	0.00%	66.54%	100.00%	100.00%	Inactive
Ebury Partners Finance Limited	United Kingdom	0.00%	66.54%	100.00%	100.00%	Finance company
Ebury Partners Holdings Limited	United Kingdom	0.00%	66.54%	100.00%	100.00%	Holding company
Ebury Partners Hong Kong Limited	Hong-Kong	0.00%	66.54%	100.00%	100.00%	Finance company
Ebury Partners Limited	United Kingdom	0.00%	66.54%	66.54%	66.54%	Holding company
Ebury Partners Markets Cyprus Limited	Cyprus	0.00%	66.54%	100.00%	—	Finance company
Ebury Partners Markets Limited	United Kingdom	0.00%	66.54%	100.00%	100.00%	Finance company
Ebury Partners SA (Pty) Ltd.	Republic of South Africa	0.00%	66.54%	100.00%	100.00%	Inactive
Ebury Partners South Africa (Pty) Ltd	Republic of South Africa	0.00%	66.54%	100.00%	—	Finance company
Ebury Partners Switzerland AG	Switzerland	0.00%	66.54%	100.00%	100.00%	Finance company
Ebury Partners UK Limited	United Kingdom	0.00%	66.54%	100.00%	100.00%	Electronic money
Ebury Payments PTE Ltd.	Singapur	0.00%	66.54%	100.00%	100.00%	Payment services
Ebury Technology Limited	United Kingdom	0.00%	66.54%	100.00%	100.00%	Software
EDT FTPYME Pastor 3, Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Elcano Renovables, S.L.	Spain	0.00%	70.00%	70.00%	70.00%	Holding company
Electrolyser, S.A. de C.V.	Mexico	0.00%	99.97%	100.00%	100.00%	Services
Elevate Tech Platforms, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Em Dia Serviços Especializados em Cobranças Ltda.	Brazil	0.00%	90.19%	100.00%	100.00%	Collection services
Empresa de Créditos Santander Consumo Perú S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Erestone S.A.S. (c)	France	0.00%	90.00%	90.00%	90.00%	Inactive
Esfera Fidelidade S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Services
Evidence Previdência S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Insurance
Eyemobile Tecnologia S.A.	Brazil	0.00%	100.00%	100.00%	60.00%	IT services
F1rst Tecnologia e Inovação Ltda.	Brazil	0.00%	90.19%	100.00%	100.00%	IT services
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	Finance company
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Finance company
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Fondation Holding Auto ABS Belgium Loans	Belgium	—	(a)	—	—	Securitization
Fondo de Titulización PYMES Santander 15	Spain	—	(a)	—	—	Securitization
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	—	(a)	—	—	Securitization
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	Securitization
Fondo de Titulización, RMBS Santander 7	Spain	—	(a)	—	—	Securitization
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Fund management company
Foreign Exchange Solutions (UK) Limited (c)	United Kingdom	0.00%	66.54%	100.00%	100.00%	IT services
Foreign Exchange Solutions S.L. (o)	Spain	0.00%	66.54%	100.00%	100.00%	IT services
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	Finance company
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Freedom Depository Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Freedom Depository, LLC	United States	0.00%	100.00%	100.00%	100.00%	Securitization
Fundo de Investimento em Direitos Creditórios Atacado - Não Padronizado	Brazil	0.00%	90.19%	100.00%	100.00%	Investment fund
Fundo de Investimento em Direitos Creditórios Tellus	Brazil	0.00%	90.19%	100.00%	—	Investment fund
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	0.00%	90.19%	100.00%	100.00%	Investment fund
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Securitization
GC FTPYME Pastor 4, Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Accounting services
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Services
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Gestión de Inversiones JILT, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Services
Gestora de Procesos S.A. en liquidación (c)	Peru	0.00%	100.00%	100.00%	100.00%	Holding company
Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento	Brazil	0.00%	100.00%	100.00%	97.10%	Payment services
Getnet Argentina S.A.U.	Argentine	0.00%	100.00%	100.00%	100.00%	Payment methods
Getnet Europe, Entidad de Pago, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Payment services

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Getnet Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	90.19%	100.00%	100.00%	Investment fund
Getnet Merchant Solutions UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Getnet Sociedade de Credito Direto S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Finance company
Getnet Uruguay S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payment methods
Gira, Gestão Integrada de Recebíveis do Agronegócio S.A. (p)	Brazil	0.00%	72.15%	80.00%	80.00%	Consulting services
GNXT Serviços de Atendimento Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Telemarketing
Golden Bar (Securitisation) S.r.l.	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2019-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2020-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2020-2	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2021-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2022-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2023-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2023-2	Italy	—	(a)	—	—	Securitization
Grafite New Energy, S.r.l.	Italy	0.00%	49.00%	70.00%	—	Renewable energies
Gravity Cloud Technology, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Grupo Empresarial Santander, S.L.	Spain	99.62%	0.38%	100.00%	100.00%	Holding company
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Automotive
Hipototta No. 13	Portugal	—	(a)	—	—	Securitization
Hipototta No. 4 FTC	Portugal	—	(a)	—	—	Securitization
Hipototta No. 4 plc	Ireland	—	(a)	—	—	Securitization
Hipototta No. 5 FTC	Portugal	—	(a)	—	—	Securitization
Hipototta No. 5 plc	Ireland	—	(a)	—	—	Securitization
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Holding BEXs Banco Participacoes Ltda.	Brazil	0.00%	66.54%	100.00%	—	Holding company
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Hyundai Capital Bank Europe GmbH	Germany	0.00%	51.00%	51.00%	51.00%	Banking
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-commerce
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Innohub, S.A.P.I. de C.V.	Mexico	0.00%	62.01%	62.01%	40.84%	IT services
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Marítimas del Mediterráneo, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Inactive
Isar Valley S.A.	Luxembourg	—	(a)	—	—	Securitization
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	Finance company
Klare Corredora de Seguros S.A.	Chile	0.00%	33.63%	50.10%	50.10%	Insurance intermediary

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Landcompany 2020, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate management
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	Agricultural holding
Lerma Investments 2018, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Liquetine, S.L. Unipersonal	Spain	0.00%	70.00%	100.00%	100.00%	Renewable energies
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Factoring
Lynx Financial Crime Tech, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	IT services
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	Mortgage credit company
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
Mata Alta, S.L. Unipersonal	Spain	0.00%	61.59%	100.00%	100.00%	Agricultural holding
MCE Bank GmbH	Germany	0.00%	90.01%	90.01%	—	Banking
MCE Verwaltung GmbH	Germany	0.00%	90.01%	100.00%	—	Real estate rental
Mercadotecnia, Ideas y Tecnología, S.A. de C.V.	Mexico	0.00%	70.00%	70.00%	70.00%	Payment methods
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	Financial advisory
Mercury Trade Finance Solutions S.A.S.	Colombia	0.00%	50.10%	100.00%	100.00%	IT services
Mercury Trade Finance Solutions SpA	Chile	0.00%	50.10%	100.00%	100.00%	Inactive
Mercury Trade Finance Solutions, S.A. de C.V.	Mexico	0.00%	50.10%	100.00%	100.00%	IT services
Mercury Trade Finance Solutions, S.L.	Spain	0.00%	50.10%	50.10%	50.10%	IT services
Merlion Aviation One Designated Activity Company	Ireland	—	(a)	—	—	Renting
Midata Service GmbH	Germany	0.00%	90.01%	100.00%	—	IT services
Mobills Corretora de Seguros Ltda.	Brazil	0.00%	56.48%	100.00%	100.00%	Insurance intermediary
Mobills Labs Soluções em Tecnologia Ltda. - EPP	Brazil	0.00%	56.48%	100.00%	100.00%	IT services
Motor 2016-1 Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Motor 2017-1 Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Motor Securities 2018-1 Designated Activity Company (c)	Ireland	—	(a)	—	—	Securitization
Mouro Capital I LP	United Kingdom	0.00%	100.00%	100.00%	100.00%	Investment fund
Multiplica SpA	Chile	0.00%	100.00%	100.00%	100.00%	Payment services
Munduspar Participações S.A.	Brazil	80.00%	0.00%	80.00%	80.00%	Holding company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Navegante Américo Vespucio SpA	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
Naviera Mirambel, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
NeoAuto S.A.C.	Peru	0.00%	100.00%	100.00%	55.00%	Vehicles purchased by internet
Newco Didier Holding Ltda.	Brazil	0.00%	66.54%	100.00%	—	Holding company
Newcomar, S.L., en liquidación (c)	Spain	40.00%	40.00%	80.00%	80.00%	Real estate
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.64%	78.74%	78.74%	Investment fund
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-commerce
One Mobility Management GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Services
Open Bank Argentina S.A.	Argentine	0.00%	99.91%	100.00%	100.00%	Banking
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Commerce
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Openbank México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	100.00%	100.00%	100.00%	Banking
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (b)	Ireland	0.00%	0.00%	0.00%	0.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (b)	Ireland	0.00%	0.00%	0.00%	0.00%	Fund management company
Paga Después, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Financial services
PagoFX UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payment services
PagoNxt Emoney, E.D.E., S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Ltd	United Kingdom	100.00%	0.00%	100.00%	100.00%	Holding company
PagoNxt Merchant SoluçõesTecnológicas Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
PagoNxt Merchant Solutions FZ-LLC	Arab United Emirates	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Merchant Solutions India Private Limited	India	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Merchant Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
PagoNxt One Trade UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
PagoNxt Payments Platform México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT services
PagoNxt Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
PagoNxt Trade Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Trade Chile SpA	Chile	0.00%	100.00%	100.00%	100.00%	Services
PagoNxt Trade Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
PagoNxt Trade, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT services

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
PagoNxt US, LLC	United States	0.00%	100.00%	100.00%	—	Inactive
PagoNxt, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Holding company
Partners Ebury México, S.A. de C.V.	Mexico	0.00%	66.54%	100.00%	—	Payment services
Paytec Logística e Armazém Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Logistics services
Paytec Tecnologia em Pagamentos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Commerce
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Securities brokerage
Phoenix C1 Aviation Designated Activity Company	Ireland	—	(a)	—	—	Renting
Phoenix S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payment methods
Pingham International, S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Inactive
Pony S.A.	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2021-1	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2023-1	Luxembourg	—	(a)	—	—	Securitization
Portal Universia Argentina S.A.	Argentine	0.00%	75.75%	75.75%	75.75%	Internet
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Internet
Precato IV Fundo de Investimento em Direitos Creditórios - Não Padronizados	Brazil	0.00%	90.19%	100.00%	—	Investment fund
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	90.19%	100.00%	100.00%	Investment fund
Punta Lima Wind Farm, LLC	United States	0.00%	100.00%	100.00%	100.00%	Renewable energies
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Repton 2023-1 Limited	United Kingdom	—	(a)	—	—	Securitization
Retailcompany 2021, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Return Capital S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Collection services
Roc Aviation One Designated Activity Company	Ireland	—	(a)	—	—	Renting
Roc Shipping One Designated Activity Company	Ireland	—	(a)	—	—	Renting
Rojo Entretenimento S.A.	Brazil	0.00%	85.32%	94.60%	94.60%	Real estate
SAFO Alternative Lending, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
SALCO, Servicios de Seguridad Santander, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Security
SAM Argentina Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentine	0.00%	100.00%	100.00%	—	Investment fund management
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
SAM Inversiones Argentina S.A.	Argentine	0.00%	100.00%	100.00%	—	Pension fund management company
SAM Investment Holdings, S.L.	Spain	92.37%	7.63%	100.00%	100.00%	Holding company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
San Créditos Estruturados i Fundo de Investimento em Direitos Creditórios Não Padronizados	Brazil	0.00%	90.19%	100.00%	—	Investment fund
San Pietro Solar PV, S.r.l.	Italy	0.00%	56.00%	80.00%	—	Renewable energies
SANB Promotora de Vendas e Cobrança S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Finance company
Sancap Investimentos e Participações S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Holding company
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander (CF Trustee) Limited	United Kingdom	—	(a)	—	—	Inactive
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Ahorro Inmobiliario 1, S.A.	Spain	98.53%	0.00%	98.53%	98.53%	Real estate rental
Santander Alternative Investments, S.G.I.I.C., S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	Fund management company
Santander AM Global Working Capital Fund I	Luxembourg	100.00%	0.00%	100.00%	—	Investment fund
Santander Asesorías Financieras Limitada	Chile	0.00%	67.45%	100.00%	100.00%	Financial advisory
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Finance Opportunities	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Management - SGOIC, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Securities Investment
Santander Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Asset Management, S.A., SGIIC	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Auto Lease Titling Ltd.	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Banca de Inversión Colombia, S.A.S.	Colombia	100.00%	0.00%	100.00%	100.00%	Advisory services
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking
Santander Bank Polska S.A.	Poland	67.41%	0.00%	67.41%	67.41%	Banking
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	Banking
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	90.19%	100.00%	100.00%	Services
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.08%	99.92%	100.00%	100.00%	Securities Investment

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Santander Capital Holdings LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Investment Company
Santander Capitalização S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Insurance
Santander Cards Ireland Limited (f)	Ireland	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Chile Holding S.A.	Chile	22.11%	77.75%	99.86%	99.86%	Holding company
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	Advisory services
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L5 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2020-L1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B4 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B2 LLC	United States	0.00%	100.00%	100.00%	—	Finance company
Santander Consumer Auto Receivables Funding 2023-B3 LLC	United States	0.00%	100.00%	100.00%	—	Finance company
Santander Consumer Auto Receivables Funding 2023-B4 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B5 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2023-B6 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2023-L1 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2024-B1 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2024-B2 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2024-B3 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2024-L1 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2024-L2 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2024-L3 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Grantor Trust 2021-D	United States	—	(a)	—	—	Inactive
Santander Consumer Auto Receivables Grantor Trust 2023-A	United States	—	(a)	—	—	Inactive

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Santander Consumer Auto Receivables Grantor Trust 2023-B	United States	—	(a)	—	—	Inactive
Santander Consumer Auto Receivables Trust 2021-D	United States	—	(a)	—	—	Inactive
Santander Consumer Auto Receivables Trust 2023-A	United States	—	(a)	—	—	Inactive
Santander Consumer Auto Receivables Trust 2023-B	United States	—	(a)	—	—	Inactive
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Poland	0.00%	80.44%	100.00%	100.00%	Banking
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT
Santander Consumer Finance Inc.	Canada	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Finance Limitada	Chile	49.00%	34.24%	100.00%	100.00%	Finance company
Santander Consumer Finance México, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	99.97%	100.00%	100.00%	Inactive
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Schweiz AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Finance, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Consumer Financial Solutions Sp. z o.o.	Poland	0.00%	80.44%	100.00%	100.00%	Leasing
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Inc.	Canada	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Leasing B.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Leasing S.A.	France	0.00%	100.00%	100.00%	—	Renting
Santander Consumer Mobility Services, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	80.44%	100.00%	100.00%	Leasing
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Receivables 10 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 11 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 15 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 16 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 20 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Receivables 21 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Receivables 7 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Santander Consumer Renting S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer S.A.	Argentine	0.00%	99.82%	100.00%	100.00%	Finance company
Santander Consumer S.A. Compañía de Financiamiento	Colombia	79.02%	20.98%	100.00%	100.00%	Finance company
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Spain Auto 2019-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2020-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2021-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2022-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2023-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT services
Santander Consumer USA Holdings Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer USA Inc.	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumo 4, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 5, F.T.	Spain	—	(a)	—	—	Securitization
Santander Corredora de Seguros Limitada	Chile	0.00%	67.21%	100.00%	100.00%	Insurance intermediary
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.24%	100.00%	100.00%	Securities company
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Securities company
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Insurance intermediary
Santander Customer Voice, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Services
Santander de Titulización, S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	Fund management company
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Securities company
Santander Drive Auto Receivables Grantor Trust 2023-A	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Drive Auto Receivables Trust 2020-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2020-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2020-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2020-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2021-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2021-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2021-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2021-4	United States	—	(a)	—	—	Securitization

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Santander Drive Auto Receivables Trust 2022-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-6	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-7	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-6	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-A	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2023-S1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-1	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2024-2	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2024-3	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2024-4	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2024-5	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2024-6	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2024-7	United States	—	(a)	—	—	Inactive
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander España Servicios Legales y de Cumplimiento, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Santander European Hospitality Opportunities	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander F24 S.A.	Poland	0.00%	67.41%	100.00%	100.00%	Finance company
Santander Facility Management España, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Factoring S.A.	Chile	0.00%	99.86%	100.00%	100.00%	Factoring
Santander Factoring Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Financial services
Santander Factoring y Confirming, S.A. Unipersonal, E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Factoring
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Financial Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander Financiamientos S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Financing S.A.S.	Colombia	100.00%	0.00%	100.00%	100.00%	Financial advisory
Santander Finanse Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Financial services
Santander Fintech Holdings, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Fintech Limited (c)	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Flex Fundo de Investimento Direitos Creditórios	Brazil	0.00%	90.19%	100.00%	—	Investment fund
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	90.19%	100.00%	100.00%	Investment fund
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.86%	100.00%	100.00%	Financial services
Santander Global Cards & Digital Solutions Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT consulting
Santander Global Cards & Digital Solutions, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Services
Santander Global Services S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Santander Global Services, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Sports activity
Santander Global Technology and Operations Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology and Operations Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology and Operations, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Green Investment, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Santander Holding Imobiliária S.A.	Brazil	0.00%	90.19%	100.00%	100.00%	Real estate
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	Holding company
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	99.97%	100.00%	100.00%	Finance company
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	Insurance intermediary
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Wealth management
Santander Insurance, S.L.	Spain	100.00%	0.00%	100.00%	—	Holding company
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance intermediary
Santander International Products, Plc. (e)	Ireland	99.99%	0.01%	100.00%	100.00%	Finance company
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Holding company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Investments GP 1 S.à.r.l.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Inwestycje Sp. z o.o.	Poland	0.00%	67.41%	100.00%	100.00%	Securities company
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Lease, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Santander Leasing S.A.	Poland	0.00%	67.41%	100.00%	100.00%	Leasing
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	90.19%	100.00%	100.00%	Leasing
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Mortgage credit company
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance intermediary
Santander Merchant S.A.	Argentine	5.10%	94.90%	100.00%	100.00%	Finance company
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander New Business, S.A.	Spain	99.00%	1.00%	100.00%	—	Trade intermediary
Santander Paraty Qif PLC	Ireland	0.00%	90.19%	100.00%	100.00%	Investment Company
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	Pension fund management company
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Pension fund management company
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company	Ireland	—	(a)	—	—	Inactive
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	Fund management company
Santander Private Banking s.p.a. in Liquidazione (c)	Italy	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Real estate
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Real Estate Debt 1 sub-fund	Luxembourg	100.00%	0.00%	100.00%	—	Investment fund
Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Retail Auto Lease Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Santander Retail Auto Lease Trust 2021-A	United States	—	(a)	—	—	Securitization
Santander Retail Auto Lease Trust 2021-B	United States	—	(a)	—	—	Securitization
Santander Retail Auto Lease Trust 2021-C	United States	—	(a)	—	—	Securitization
Santander Retail Auto Lease Trust 2022-A	United States	—	(a)	—	—	Securitization
Santander Retail Auto Lease Trust 2022-B	United States	—	(a)	—	—	Securitization
Santander Retail Auto Lease Trust 2022-C	United States	—	(a)	—	—	Inactive
Santander Revolving Auto Loan Trust 2019-A	United States	—	(a)	—	—	Securitization
Santander Revolving Auto Loan Trust 2021-A	United States	—	(a)	—	—	Inactive
Santander RMBS 6, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.25%	100.00%	100.00%	Fund management company
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	99.97%	100.00%	100.00%	Services
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT services
Santander Tecnología Argentina S.A.	Argentine	0.00%	99.83%	100.00%	100.00%	IT services
Santander Tecnología México, S.A. de C.V.	Mexico	0.00%	99.97%	100.00%	100.00%	IT services
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Totta, SGPS, S.A.	Portugal	99.91%	0.00%	99.91%	99.91%	Holding company
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	33.70%	100.00%	100.00%	Fund management company
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Trust S.A.	Argentine	0.00%	99.99%	100.00%	100.00%	Services
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	Holding company
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT services
Santander US Capital Markets LLC	United States	0.00%	100.00%	100.00%	100.00%	Real Estate investment
Santander Valores S.A.	Argentine	5.10%	94.73%	100.00%	100.00%	Securities company
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	Holding company
SBNA Auto Lease Funding LLC	United States	0.00%	100.00%	100.00%	—	Finance company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
SBNA Auto Lease Trust 2023-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-A	United States	—	(a)	—	—	Inactive
SBNA Auto Lease Trust 2024-B	United States	—	(a)	—	—	Inactive
SBNA Auto Lease Trust 2024-C	United States	—	(a)	—	—	Inactive
SBNA Investor LLC	United States	0.00%	100.00%	100.00%	—	Holding company
SC Austria Auto Finance 2020-1 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SC Austria Consumer Loan 2021 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SC Canada Asset Securitization Trust	Canada	—	(a)	—	—	Securitization
SC Germany Auto 2014-2 UG (haftungsbeschränkt) (c)	Germany	—	(a)	—	—	Securitization
SC Germany Auto 2016-2 UG (haftungsbeschränkt) (c)	Germany	—	(a)	—	—	Securitization
SC Germany Auto 2018-1 UG (haftungsbeschränkt) (c)	Germany	—	(a)	—	—	Securitization
SC Germany Auto 2019-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	Securitization
SC Germany Consumer 2018-1 UG (haftungsbeschränkt) (c)	Germany	—	(a)	—	—	Securitization
SC Germany Mobility 2019-1 UG (haftungsbeschränkt) (c)	Germany	—	(a)	—	—	Securitization
SC Germany S.A.	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2020-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2021-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2022-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2023-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer Private 2023-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Leasing 2023-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Mobility 2020-1	Luxembourg	—	(a)	—	—	Securitization
SC Mobility AB	Sweden	0.00%	100.00%	100.00%	—	Renting
SC Mobility AS	Norway	0.00%	100.00%	100.00%	—	Renting
SC Poland Consumer 23-1 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto IX Limited	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto VII Limited (c)	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto VIII Limited	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto X Limited	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto XI Limited	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto XII Limited	Ireland	—	(a)	—	—	Securitization
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate management
SCF Rahoituspalvelut IX DAC	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut VII Designated Activity Company (c)	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut VIII Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut X DAC	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut XI Designated Activity Company	Ireland	—	(a)	—	—	Securitization

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
SCF Rahoituspalvelut XII DAC	Ireland	—	(a)	—	—	Securitization
SCM Poland Auto 2019-1 DAC	Ireland	—	(a)	—	—	Securitization
SDMX Superdigital, S.A. de C.V., Institución de Fondos de Pago Electrónico	Mexico	0.00%	100.00%	100.00%	100.00%	Payment platform
Secucor Finance 2021-1, DAC	Ireland	—	(a)	—	—	Securitization
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	Finance company
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	Renewable energies
SIB Besaya, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Silk Finance No. 5	Portugal	—	(a)	—	—	Securitization
SMPS Merchant Platform Solutions México, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Sociedad Integral de Valoraciones Automatizadas, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Appraisals
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	0.00%	67.13%	100.00%	100.00%	Payments and collection services
Socur S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Solarlaser Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Solution 4Fleet Consultoria Empresarial S.A.	Brazil	0.00%	72.15%	80.00%	80.00%	Vehicle rental
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Spirit Limited (f)	Bermudas	0.00%	100.00%	100.00%	100.00%	Leasing
SPIRE SA Compartment 2023-265	Luxembourg	—	(a)	—	—	Finance company
SPIRE SA Compartment 2023-374	Luxembourg	—	(a)	—	—	Finance company
SSA Swiss Advisors AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Wealth management
Stellantis Consumer Financial Services Polska Sp. z o.o.	Poland	0.00%	40.22%	100.00%	100.00%	Finance company
Stellantis Financial Services Belux SA	Belgium	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services España, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company
Stellantis Financial Services Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	Banking
Stellantis Financial Services Nederland B.V.	Netherlands	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services Polska Sp. z o.o.	Poland	0.00%	40.22%	50.00%	50.00%	Finance company
Stellantis Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	100.00%	Renting
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Securities Investment
Summer Empreendimentos Ltda.	Brazil	0.00%	90.19%	100.00%	100.00%	Real estate management
Superdigital Argentina S.A.U.	Argentine	0.00%	100.00%	100.00%	100.00%	IT services
Superdigital Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	IT services
Superdigital Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Superdigital Instituição de Pagamento S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Superdigital Perú S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Financial services
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	Intermediation
Svensk Autofinans WH 1 Designated Activity Company (c)	Ireland	—	(a)	—	—	Securitization
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Holding company
SX Negócios Ltda.	Brazil	0.00%	90.19%	100.00%	100.00%	Telemarketing
Tabasco Energía España, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Holding company
Taxos Luz, S.L. Unipersonal	Spain	0.00%	70.00%	100.00%	100.00%	Renewable energies
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	Holding company
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Restaurant services
Time Retail Finance Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
TIMFin S.p.A.	Italy	0.00%	51.00%	51.00%	51.00%	Finance company
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Tools Soluções e Serviços Compartilhados Ltda.	Brazil	0.00%	90.19%	100.00%	100.00%	Services
Tornquist Asesores de Seguros S.A. (c)	Argentine	0.00%	99.99%	99.99%	99.99%	Inactive
Toro Asset Management S.A.	Brazil	0.00%	56.48%	100.00%	100.00%	Securities Investment
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Brazil	0.00%	56.38%	62.51%	63.00%	Securities company
Toro Investimentos S.A.	Brazil	0.00%	56.48%	91.32%	91.32%	Securities company
Totta (Ireland), PLC	Ireland	0.00%	99.87%	100.00%	100.00%	Finance company
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Real estate
Trabajando.com Mexico, S.A. de C.V. en liquidación (c)	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Trainera Venture Finance I, F.C.R.-PYME	Spain	99.00%	0.00%	99.00%	—	Venture capital fund

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Subsidiaries of Banco Santander, S.A.[1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity
Trans Skills Employment Services - Sole Proprietorship LLC	Arab United Emirates	0.00%	66.54%	100.00%	—	Human resources services
Trans Skills Information Technology LLC	Saudi Arabia	0.00%	66.54%	100.00%	—	Inactive
Trans Skills Investment in Commercial Enterprises & Management Co. LLC	Arab United Emirates	0.00%	66.54%	100.00%	—	Holding company
Trans Skills South Africa (Pty) Limited	Republic of South Africa	0.00%	66.54%	100.00%	—	Inactive
Trans Skills Technology Services LLC	Arab United Emirates	0.00%	66.54%	100.00%	—	IT services
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Leasing
Tresmares Santander Direct Lending, SICC, S.A.	Spain	99.67%	0.00%	99.67%	99.60%	Fund management company
Tuttle and Son Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
TVG-Trappgroup Versicherungsvermittlungs-GmbH	Germany	0.00%	90.01%	100.00%	—	Insurance brokerage
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Internet
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.84%	Internet
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Internet
Universia España Red de Universidades, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	Internet
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Internet
Universia Perú, S.A.	Peru	0.00%	99.40%	99.40%	99.76%	Internet
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Internet
Uro Property Holdings, S.A.	Spain	99.99%	0.00%	99.99%	99.99%	Real estate investment
Virtua Advanced Solutions FZE	Arab United Emirates	0.00%	66.54%	100.00%	—	Payment services
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Financial services
Waycarbon Soluções Ambientais e Projetos de Carbono S.A.	Brazil	0.00%	80.00%	100.00%	100.00%	Consulting services
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	85.00%	100.00%	100.00%	Advisory services
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Leasing
a.Companies over which effective control is maintained.
b.Companies in liquidation. Pending registration.
c.Company in liquidation as at 31 December 2023.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Appendix II

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity	Type of company
Abra 1 Limited	Cayman Island	—	(d)	—	—	Leasing	Joint ventures
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.43%	20.00%	20.00%	Collection and payment services	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	49.00%	49.00%	49.00%	Insurance	Joint Ventures
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	49.00%	49.00%	49.00%	Insurance	Joint Ventures
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	20.00%	Inactive	—
Aguas de Fuensanta, S.A. (a)	Spain	36.78%	0.00%	36.78%	36.78%	Food	—
Alcuter 2, S.L.	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—
Alma UK Holdings Ltd (consolidado)	United Kingdom	30.00%	0.00%	30.00%	30.00%	Holding company	Joint Ventures
Apolo Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	30.06%	33.33%	33.33%	Investment fund	Joint Ventures
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.10%	5.10%	5.10%	Banking	—
AutoFi Inc.	United States	0.00%	18.01%	4.99%	4.99%	E-commerce	—
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	14.17%	Highway concession	—
Avanath Affordable Housing IV LLC	United States	0.00%	7.27%	7.27%	7.27%	Investment company	—
Banco RCI Brasil S.A.	Brazil	0.00%	35.98%	39.89%	39.89%	Banking	Joint Ventures
Banco S3 Caceis México, S.A., Institución de Banca Múltiple	Mexico	0.00%	50.00%	50.00%	50.00%	Banking	Joint Ventures
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	Financial company	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.54%	0.00%	6.54%	6.54%	Banking	—
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	Brazil	0.00%	15.03%	16.67%	—	Consulting services	Associated
Bizum, S.L.	Spain	20.92%	0.00%	20.92%	20.92%	Payment services	Associated
CACEIS (consolidado)	France	0.00%	30.50%	30.50%	30.50%	Custody services	Associated
Campo Grande Empreendimentos Ltda. (a)	Brazil	0.00%	22.84%	25.32%	25.32%	Inactive	—
Carrow Works (Norwich) Limited	United Kingdom	0.00%	88.00%	88.00%	—	Real Estate investment	Joint Ventures
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	Real Estate services	Joint Ventures
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.38%	33.33%	33.33%	Collection and payment services	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Technology	Associated
CIP S.A.	Brazil	0.00%	15.80%	17.52%	17.87%	Financial services	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	0.00%	49.00%	49.00%	49.00%	Services	Associated

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity	Type of company
Comder Contraparte Central S.A	Chile	0.00%	8.37%	12.47%	12.47%	Financial services	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	Financial services	Joint Ventures
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.18%	0.00%	20.18%	20.18%	Financial company	—
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	23.88%	Credit Insurance	—
Compañía Española de Viviendas en Alquiler, S.A.	Spain	24.07%	0.00%	24.07%	24.07%	Real Estate	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (a)	Spain	21.98%	0.00%	21.98%	21.98%	Real Estate promotion	—
Connecting Visions Ecosystems, S.L.	Spain	19.90%	0.00%	19.90%	19.90%	Consulting services	Joint Ventures
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.54%	27.58%	27.58%	Cork industry	—
CSD Central de Serviços de Registro e Depósito Aos Mercados Financeiro e de Capitais S.A.	Brazil	0.00%	18.04%	20.00%	20.00%	Financial services	Associated
Desarrollo Eólico las Majas VI, S.L.	Spain	45.00%	0.00%	45.00%	45.00%	Renewable energies	Joint Ventures
DoRes Securitisation S.r.l	Italy	—	(d)	—	—	Securitization	Joint Ventures
Enauta Participaçoes S.A. (consolidado)	Brazil	0.00%	5.52%	6.12%	—	Holding company	—
Energias Renovables de Ormonde 25, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint Ventures
Energias Renovables de Ormonde 26, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint Ventures
Energias Renovables de Ormonde 27, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint Ventures
Energias Renovables de Ormonde 30, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint Ventures
Energias Renovables de Titania, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint Ventures
Energias Renovables Gladiateur 45, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint Ventures
Energias Renovables Prometeo, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint Ventures
Ethias Lease N.V.	Belgium	0.00%	50.00%	50.00%	—	Leasing	Associated
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Payment services	Associated
European Hospitality Opportunities S.à r.l.	Luxembourg	0.00%	49.00%	49.00%	49.00%	Holding company	Joint Ventures
Evacuación Liquesun, S.L.	Spain	0.00%	35.00%	50.00%	—	Exploitation of electrical energy	Joint Ventures
Evolve SPV S.r.l.	Italy	—	(d)	—	—	Securitization	Joint Ventures
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (a)	Portugal	0.00%	36.58%	36.62%	36.62%	Real Estate	—
Federal Home Loan Bank of Pittsburgh	United States	0.00%	7.48%	7.48%	6.05%	Banking	—
Federal Reserve Bank of Boston	United States	0.00%	19.14%	19.14%	19.12%	Banking	—
Fondo de Titulización de Activos UCI 11	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	Securitization	Joint Ventures

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity	Type of company
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización, RMBS Green Prado XI	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización, RMBS Prado IX	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización, RMBS Prado VII	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización, RMBS Prado VIII	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fondo de Titulización, RMBS Prado X	Spain	—	(d)	—	—	Securitization	Joint Ventures
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	Finance Company	Joint Ventures
FrauDfense, S.L.	Spain	0.00%	33.33%	33.33%	—	Technological services	Joint Ventures
Fremman limited	United Kingdom	32.99%	0.00%	4.99%	4.99%	Finance Company	Associated
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	14.03%	16.00%	10.00%	Collection service	Joint Ventures
Gire S.A.	Argentina	0.00%	58.23%	58.33%	58.33%	Collection and payment services	Associated
Glenrowan Solar Holdings Pty Ltd	Australia	49.00%	0.00%	49.00%	—	Holding company	Joint Ventures
HCUK Auto Funding 2017-2 Ltd	United Kingdom	—	(d)	—	—	Securitization	Joint Ventures
HCUK Auto Funding 2022-1 Limited	United Kingdom	—	(d)	—	—	Securitization	Joint Ventures
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	22.37%	Real Estate	—
Hillcrest Private Equity Real Estate LLP	United Kingdom	0.00%	88.00%	88.00%	—	Real Estate	Joint Ventures
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Finance Company	Joint Ventures
Hyundai Corretora de Seguros Ltda.	Brazil	0.00%	45.09%	50.00%	50.00%	Insurance mediation	Joint Ventures
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	Securities Investment	—
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	40.20%	Holding company	—
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real Estate	Joint Ventures
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real Estate	Joint Ventures
Inversiones Ibersuizas, S.A. en liquidación (a)	Spain	25.42%	0.00%	25.42%	25.42%	Venture Capital company	—
Inversiones ZS América Dos Ltda.	Chile	0.00%	49.00%	49.00%	49.00%	Seurities and Real Estate Investment	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	Seurities and Real Estate Investment	Associated
LB Oprent, S.A.	Spain	40.00%	0.00%	40.00%	40.00%	Rental of industrial machinery	Associated

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity	Type of company
Mapfre Santander Portugal - Companhia de Seguros, S.A.	Portugal	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.61%	21.61%	21.61%	Finance Company	—
MB Capital Fund IV, LLC	United States	0.00%	21.51%	21.51%	21.51%	Finance Company	—
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	19.03%	5.63%	24.66%	24.64%	Real Estate investment	Associated
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.55%	49.49%	49.44%	Real Estate promotion	Associated
Niuco 15, S.L.	Spain	57.10%	0.00%	57.10%	57.10%	Technical services	—
Ocyener 2008, S.L.	Spain	0.00%	45.00%	45.00%	45.00%	Holding company	Associated
Operadora de Activos Beta, S.A. de C.V.	Mexico	49.99%	0.00%	49.99%	49.99%	Finance Company	Associated
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	Software	Associated
Play Digital S.A.	Argentina	0.00%	14.69%	14.71%	15.38%	Payment platform	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	33.70%	50.00%	50.00%	Investment management	Associated
Portland SPV S.r.l.	Italy	—	(d)	—	—	Securitization	Joint Ventures
Premier House (Twickenham) Limited	United Kingdom	0.00%	88.00%	88.00%	—	Real Estate	Joint Ventures
Procapital - Investimentos Imobiliários, S.A. (a)	Portugal	0.00%	39.97%	40.00%	40.00%	Real Estate	—
Project Quasar Investments 2017, S.L. (consolidado)	Spain	49.00%	0.00%	49.00%	49.00%	Holding company	—
Promontoria Manzana, S.A. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Holding company	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	Services	Associated
Redsys Servicios de Procesamiento, S.L. (consolidado)	Spain	24.90%	0.06%	24.96%	24.96%	Cards	Associated
Retama Real Estate, S.A. Unipersonal	Spain	0.00%	50.00%	50.00%	50.00%	Real Estate	Joint Ventures
Rías Redbanc S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	Services	—
RMBS Belém No.2	Portugal	—	(d)	—	—	Securitization	Joint Ventures
RMBS Green Belém No.1	Portugal	—	(d)	—	—	Securitization	Joint Ventures
S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Securities company	Joint Ventures
S3 Caceis Brasil Participações S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint Ventures
S3 CACEIS Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	50.00%	50.00%	50.00%	Finance Company	Joint Ventures
San Preca Federal I Fundo de Investimento em Direitos Creditórios Não-Padronizados	Brazil	0.00%	45.09%	50.00%	50.00%	Investment fund	Joint Ventures
Sancus Green Investments II, S.C.R., S.A.	Spain	0.00%	32.95%	32.95%	41.60%	Venture Capital company	—
Santander Allianz Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.03%	49.00%	49.00%	Insurance	Associated
Santander Allianz Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	33.03%	49.00%	49.00%	Insurance	Associated
Santander Assurance Solutions, S.A.	Spain	0.00%	66.67%	66.67%	66.67%	Insurance mediation	Joint Ventures
Santander Auto S.A.	Brazil	0.00%	45.09%	50.00%	50.00%	Insurance	Associated

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity	Type of company
Santander Caceis Latam Holding 1, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint Ventures
Santander Caceis Latam Holding 2, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint Ventures
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint Ventures
Santander Mapfre Hipoteca Inversa, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	45.00%	Finance Company	Associated
Santander Mapfre Seguros y Reaseguros, S.A.	Spain	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint Ventures
Sepacon 31, S.L.	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	—
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	8.38%	12.48%	12.48%	Services	Associated
SIBS-SGPS, S.A. (consolidado)	Portugal	0.00%	15.54%	15.56%	16.55%	Portfolio Management	—
SIG RCRS A/B MF 2023 Venture LLC (f)	United States	0.00%	20.00%	20.00%	—	Finance Company	—
Siguler Guff SBIC Fund LP	United States	0.00%	20.00%	20.00%	20.00%	Investment company	—
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	20.61%	0.00%	20.61%	20.61%	Payment methods	Associated
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	45.70%	0.00%	45.70%	45.70%	Payment services	Joint Ventures
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	24.94%	0.22%	25.16%	25.60%	Financial services	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.21%	Financial services	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	Securities depository	Associated
Solar Maritime Designated Activity Company	Ireland	—	(d)	—	—	Leasing	Joint Ventures
STELLANTIS Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint Ventures
STELLANTIS Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint Ventures
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	17.00%	17.00%	20.50%	Renewable energies	—
Tecnologia Bancária S.A.	Brazil	0.00%	17.11%	19.81%	18.98%	ATMs	Associated
Tonopah Solar Energy Holdings I, LLC	United States	0.00%	26.80%	26.80%	26.80%	Holding company	Joint Ventures
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	Services	Associated
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	Cards	Associated
Tresmares Growth Fund II, S.C.R., S.A.	Spain	40.00%	0.00%	40.00%	40.00%	Holding company	—
Tresmares Growth Fund III, S.C.R., S.A.	Spain	40.00%	0.00%	40.00%	40.00%	Holding company	—
Tresmares Growth Fund Santander, S.C.R., S.A. (e)	Spain	100.00%	0.00%	100.00%	100.00%	Holding company	—
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Holding company	Joint Ventures
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Greece	0.00%	50.00%	50.00%	50.00%	Financial services	Joint Ventures
UCI Holding Brasil Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint Ventures
UCI Mediação de Seguros, Unipessoal Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	Insurance mediation	Joint Ventures

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2023	Year 2022	Activity	Type of company
UCI Servicios para Profesionales Inmobiliarios, S.A. Unipersonal	Spain	0.00%	50.00%	50.00%	50.00%	Real Estate services	Joint Ventures
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	Finance Company	—
Unión de Créditos Inmobiliarios, S.A. Unipersonal, EFC	Spain	0.00%	50.00%	50.00%	50.00%	Mortgage company	Joint Ventures
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Marketing	Joint Ventures
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	35.87%	39.77%	—	Securitization	Joint Ventures
Volvo Car Financial Services UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Leasing	Joint Ventures
Webmotors S.A.	Brazil	0.00%	27.06%	30.00%	70.00%	Services	Associated
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Holding (Spain), S.L. Unipersonal	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Holding Dos (Spain), S.L. Unipersonal	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Insurance América, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Uruguay S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	Insurance	Associated

a.Company in liquidation as at 31 December 2023.
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
e.Investment managed discretionally by a manager outside the Santander Group, the voting rights not being, in this case, decisive in determining control of the entity.
f.Recently created company, without financial information available.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Appendix III

Issuing subsidiaries of shares and preference shares
		% of ownership held by Banco Santander
Company	Location	Direct	Indirect	Activity
Emisora Santander España, S.A. Unipersonal	Spain	100.00%	0.00%	Finance company
Santander Global Issuances B.V. (a)	Netherlands	100.00%	0.00%	Finance company
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	Finance company
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	Finance company

a.Company with tax residence in Spain.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Appendix IV
Notifications of acquisitions and disposals of investments in 2023
(Art. 155 of the Corporate Enterprises Act and Art. 105 of the Securities Market Law).
Details of the notifications of acquisitions and disposals of participations for 2023 in accordance with Article 105 of the Securities Market Law may be found below:
On 29 June 2023, Banco Santander, S.A. disclosed to the CNMV the increase of its stake in REPSOL, S.A. above the 3% threshold, keeping a stake of 3.213%, as of 23 June 2023.
On 31 July 2023, Banco Santander, S.A. disclosed to the CNMV the decrease of its stake in REPSOL, S.A. below the 3% threshold, keeping a stake of 2.512%, as of 26 July 2023.
In relation to the information required by art.155 of the Corporate Enterprises Act, on the shareholdings in which Grupo Santander owns more than 10% of the capital of another company, and the successive acquisitions of more than 5% of the share capital, see appendices I, II and III.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Appendix V
Other information on the Group’s banks
Following is certain information on the share capital of the Group’s main banks based on their total assets.
1. Santander UK plc
a)Number of financial equity instruments held by the Group.
At 31 December 2023, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.
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
b)Capital increases in progress
At 31 December 2023, there were no approved capital increases.
c)Share capital authorised by the shareholders at the general meeting
The shareholders resolved at the Annual General Meeting held on 6 April 2023, to authorise unconditionally, the company to carry out the following repurchases of the share capital:
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

2023 Annual report     Contents    Auditor's report
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
The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2023 year-end, the bank’s treasury shares consisted of 27,192,697 ordinary shares and 27,192,697 preferred shares, with a total of 54,385,394 shares.
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
As of 31 December 2023, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).
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

2023 Annual report     Contents    Auditor's report
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
4. Santander Bank, National Association
a) Number of financial equity instruments held by the Group
At 31 December 2023, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.
b) Capital increases in progress
At 31 December 2023 there were no approved capital increases.
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
Grupo Financiero Santander México, S.A. de C.V. ('Grupo Financiero') and Gesban México Servicios Administrativos Globales, S.A. de C.V. (México), hold 5,087,801,602 shares which represent the 74.97% of the capital stock of Banco Santander México and Banco Santander, S.A. holds 1,691,806,903 shares which represent the 24.92% of such capital stock.
On November 30, 2022, an Extraordinary Shareholders' Meeting of Banco Santander México, S.A. was held at which it was approved (a) to cancel the registration of all of the shares representing the capital stock of the Company in the National Securities Registry (RNV) maintained by the National Banking and Securities Commission and to delist them from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), and (b) delist the American Depositary Shares (each representing five series "B" shares of the Company) from the New York Stock Exchange and delist the Company's series "B" shares and such American Depositary Shares from registration with the US Securities and Exchange Commission; and (c) to conduct certain tender offers for the series "B" shares representing the capital stock of the Company and the American Depositary Shares.

Tender offers for the acquisition of shares were carried out from February 7 to April 10, 2023, where Banco Santander, S.A. acquired a total of 244,306,313 Series “B” shares.

Once the offers were finalized and in accordance with the Mexican regulation, on May 8, 2023, a trust was established for a period of 6 months, to carry out the acquisition of shares of Banco Santander México, including those represented by American Depositary Shares listed on the New York Stock Exchange (which were not owned at that time by Banco Santander, S.A. or its subsidiaries) owned by shareholders who did not participate in the tender offers made by Banco Santander, S.A.

On May 4 and 12, 2023, respectively, the Bank was delisted from the New York Stock Exchange, LLC and the RNV .

On November 8, 2023, the trust ended; as a result, Banco Santander, S.A. repurchased 9,243,880 Series “B” shares from shareholders who did not participate in the tender offers, leaving a total of 1,714,399 shares of the Series “B” in the hands of minority shareholders.
b) Ongoing capital stock increases.
To this date there are not ongoing capital stock increases.

2023 Annual report     Contents    Auditor's report
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
As a result of said agreement, the Company requested the update of the registration of the shares representing the capital stock of Banco Santander Mexico, S.A. in the RNV, which was authorized by the CNBV through official communication number 153/2800/2022 dated May 20, 2022.In the aforementioned official communication, it was requested that the Company adjusted the amounts in pesos corresponding to the capital stock to include cents, and therefore, through an Extraordinary General Stockholders' Meeting held on July 19, 2022, the corresponding adjustment was made, which was authorized by the CNBV through official communication number 312-3/93573/2023 dated January 3, 2023.

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
The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Instrument	Type	Term	Amount	Available
Issuance Program of unsecured bonds and unsecured certificates of deposit	Revolving	4-Mar-2026	55,000 million Mexican pesos, or its equivalent in UDIs, dollars or any other foreign currency	$10,060 million Mexican pesos
Private banking structured bonds Act with subsequent placements (JBSANPRIV 21-1)	Not RevolvingA	28-Ene-2026	20,000 million Mexican pesos	$0 million Mexican pesos
Private banking structured bonds Act with subsequent placements (JBSANPRIV 22-1)	Not RevolvingA	9-Mar-2027	20,000 million Mexican pesos	$0 million Mexican pesos
Private banking structured bonds Act with subsequent placements (JBSANPRIV 22-2)	Not RevolvingA	28-Oct-2027	20,000 million Mexican pesos	$0 million Mexican pesos
Private structured bonds Act with subsequent placements (JBSANPRIV 23-1)	Not Revolving	47010	20,000 million Mexican pesos	$7,825 million Mexican pesos
Private structured bonds Act with subsequent placements (JBSANPRIV 23-2)	Not Revolving	47095	20,000 million Mexican pesos	$20,000 million Mexican pesos
Public banking structured bonds Act with subsequent placements (JBSANPRIV 22-1)	Not Revolving	16-Dic-2027	10,000 million Mexican pesos	$10,000 million Mexican pesos
Capital Notes (Tier 2 Capital)	Not Revolving	1-Oct-2028	1,300 million American dollars	N/A
Senior notes 144.ª/RegS	Not Revolving	17-Abr-2025	1,750 million American dollars	N/A
Subordinated Notes, perpetual and convertible (Tier 1)	Not Revolving	perpetual	700 million American dollars	N/A
A.The issuance of the structured private banking bonds isn’t revolving. Once placed the amount laid down in the corresponding brochure a new certificate will be issued on the authorized amount.

(ii)The Board of Directors on its meeting held on January 27, 2011 approved the general conditions for the senior debt issue among international markets up to 1,500 million American dollars. On October 18, 2012 such senior debt issuance under 144ª Rules was approved on the amount of up to 1,000 million American dollars, for a term of 5 to 10 years. The issuance was approved with the purpose of obtaining resources to finance the increase in business assets and the liquidity of the Bank.
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
Therefore, the Bank’s General Extraordinary Shareholder´s Meeting held on September 10, 2018, among other subjects, approved to ratify the issuance limit for up to 6,500 million and a term of 15 years, senior or subordinate, in local and/or international markets, instrumented individually or through issuance programs, which was previously authorized by the Board of Directors on its meeting held on April 26, 2018. Likewise, such meeting approved the issuance of Tier 2 preferred subordinated debt for an amount of 1,300 million American dollars.

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
On June 15th., 2020, the Bank’s Shareholders' Meeting was held, which approved to increase the debt securities issuance in order to be settled in the amount of 10,000 million American dollars, to be used considering the following, among others: i) issuance of debt securities in local and international markets; ii) senior or subordinated debt, including in both cases preferred and not preferred securities, and debt securities classified as capital on a regulatory point of view. The Board of Directors on its meeting held on June 18th., 2020, ratified the 10,000 million American dollars limit approved by the above mentioned Shareholders Meeting.

On April 20, 2021, a General Extraordinary Shareholders' Meeting of Banco Santander México was held, where among other issues, it was approved that the Bank may issue subordinated non preferential perpetual and convertible capital

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

notes, to be placed abroad, in accordance with the Banco de Mexico authorization.

On September 15, 2021, Banco Santander Mexico issued abroad the “Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Notes”, up to an amount of 700 million American dollars. On the same date, the Bank paid the “2016 Obligations” issued by the Bank, on a fixed initial rate of 4.625% up to an amount of 700,000,000 American dollars.
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
Not applicable.
6. Banco Santander Totta, S.A
a) Number of equity instruments held by the Group
The Group holds 1,391,248,074 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,376,219,267 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 435,492 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.
b) Capital increases in progress
At 31 December 2023, there were no equity increases in progress.
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
7. Santander Consumer Bank AG
a) Number of financial equity instruments held by the Group
At 31 December 2023, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.
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
b) Capital increases in progress
At 31 December 2023, there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Share capital at 31 December 2023 amounted to CLP 891,302,881,691.

2023 Annual report     Contents    Auditor's report
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
9. Santander Bank Polska S.A.
a) Number of financial equity instruments held by the Group
At 31 December, 2023, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.
b) Capital increases in progress
At 31 December, 2023, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
There was no share capital increase in 2023.
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

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

Appendix VI
Annual banking report
Grupo Santander’s total tax contribution (taxes incurred directly and by third parties, generated in the course of business) is around EUR 19.9 billion, including more than EUR 9.6 billion in taxes incurred directly (corporate income tax, non-recoverable value added tax (VAT) and other indirect taxes, employer Social Security contributions, payroll taxes and other taxes and levies).
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
c) Number of full-time equivalent employees
The data on full-time equivalent employees stem from the average headcount of each jurisdiction.
d) Tax on profit or loss
In the absence of specific criteria, we have included the amount effectively paid (EUR 5,214 million in 2023, with an effective tax rate of 31.7%) in respect of taxes whose effect is recognized under Income tax in the consolidated income statement.
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
The foregoing form part of the cash flow statement and differ from the corporate income tax expense recognized in the consolidated income statement (EUR 4,276 million in 2023, representing an effective rate of 26.0%, see note 27). This is because each country’s tax regulations establish:
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
e) Public subsidies
In the context of the legally-required disclosures, this was interpreted as any aid or subsidy in line with the European Commission’s Guidance on the notion of State aid. Grupo Santander did not receive significant public subsidies in 2023.

2023 Annual report     Contents    Auditor's report
         Consolidated financial statements
        Notes to the consolidated financial statements
        Appendix

The breakdown of information is as follows:

	2023
Jurisdiction	Turnover (EUR million)	Full-time equivalent employees	Gross profit or loss before tax (EUR million)	Tax on profit or loss (EUR million)
Germany	1,524	5,422	375	173
Argentina	1,574	8,152	552	54
Australia	6	61	—	—
Austria	218	333	104	16
Bahamas	45	26	37	—
Belgium	98	217	58	5
Brazil1	12,424	57,438	2,033	1,396
Canada	73	275	9	1
Chile	2,244	9,573	938	167
China	25	104	(8)	—
Colombia	87	1,092	3	20
United Arab Emirates	4	79	(4)	—
Spain2	9,994	35,142	2,013	323
United States	7,072	13,250	752	446
Denmark	216	224	112	34
Finland	101	157	51	8
France	916	987	567	43
Greece	9	54	—	—
Hong Kong	96	225	15	9
India	—	97	—	—
Ireland	20	1	3	1
Isle of Man	49	88	31	3
Italy	578	1,294	233	68
Jersey	20	72	10	2
Luxembourg	532	27	524	193
Mexico	5,872	30,444	2,134	840
Norway	243	516	118	5
Netherlands	155	362	96	114
Peru	196	867	74	28
Poland	3,600	12,601	1,513	150
Portugal	2,058	5,307	1,348	302
United Kingdom	6,436	21,118	2,444	728
Romania	5	30	3	—
Singapore	24	36	9	1
Sweden	153	275	44	19
Switzerland	165	359	29	8
Uruguay	591	1,528	239	57
Consolidated Group Total	57,423	207,833	16,459	5,214

1.Including the information relating to a branch in the Cayman Islands, the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations is EUR 492 million.
2.Includes the Corporate Centre.

At 31 December 2023, the Group’s return on assets (ROA) was 0.69%.

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

Media enquiries
Santander Group City
Arrecife, 2ª planta
Avda. de Cantabria, s/n
28660 Boadilla del Monte
Madrid
Spain
Telephone: (+34) 91 289 52 11
comunicacion@gruposantander.com

Banking Ombudsman in Spain
(Defensor del cliente en España)
Mr José Luis Gómez-Dégano
Calle Raimundo Fernández Villaverde, 61
28003 Madrid
Telephone: (+34) 91 429 56 61
oficina@defensorcliente.es

santander.com

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

Part 2.
Supplemental information

829

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

Table of contents:

1. Presentation of financial and other information
Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a 'Member State') and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards as previously adopted by the European Union ('EU-IFRS'). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2004') required Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats ('Circular 4/2017'). Therefore, Grupo Santander (the 'Group' or 'Santander') is required to prepare its consolidated financial statements for the years ended 31 December 2023, 31 December 2022 and 31 December 2021 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB') are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.
Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended 31 December 2023, 2022 and 2021 prepared in accordance with IFRS-IASB. See the audit report issued by PricewaterhouseCoopers Auditores, S.L. in Part 1 of this annual report on Form 20-F.
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
When we refer to the 'non-performing loans ratio' ('NPL ratio'), we mean credit impaired loans and advances to customers, customer guarantees and customer commitments granted divided by total risk (total loans and advances to customers, customer guarantees and customer commitments granted, including those that are credit impaired).
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
Where a translation of foreign exchange is given for any financial data, unless otherwise noted, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank (ECB).
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. In addition, throughout this report on Form 20-F we make use of other alternative performance measures. See more information in sections '8.
'Alternative performance measures (APMs)' in the 'Consolidated directors’ report -Economic and financial review' and 9.8 'Alternative performance measures (APMs) in the 'Consolidated directors’ report -Responsible banking' in Part 1 of this annual report on Form 20-F.

2. Cautionary statement regarding forward-looking statements
Banco Santander advises that this annual report on Form 20-F contains statements that constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:
•future business development;
•shareholders' remuneration policy;
•exposure to various types of market risks;
•management strategy;
•capital expenditures;
•earnings and other targets;
•asset portfolios; and
•non-financial information.
Forward-looking statements may be identified by words such as 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'commitment', 'commit', 'focus', 'pledge' and similar expressions which are found throughout this annual report on Form 20-F. We include forward-looking statements throughout this Form 20-F, including but not limited to, the 'Operating and Financial Review and Prospects' and 'Quantitative Analysis About Market Risk' sections and the emissions and other climate-related performance data, statistics, metrics and/or targets. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, shareholders' and investors' reports, offering circulars, prospectuses, press releases and other written materials, and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

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

Economic and Industry Conditions
•general economic or industry conditions in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
•effects of wars and conflicts (including the wars in Ukraine and the Middle East) or the outbreak of public health emergencies on the global economy;
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations;
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with new benchmark indices;
•a worsening of the economic environment in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and the other areas where we have significant operations or investments, and increase of the volatility in the capital markets;
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
•changes in energy prices;
•potential losses from early repayments on our loan and investment portfolios, declines in value of collateral securing our loan portfolio, and counterparty risk; and
•changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors
•political instability in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and the other areas where we have significant operations or investments;
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
•the occurrence of force majeure, such as natural disasters, epidemics and pandemics, that impact our operations or impair the asset quality of our loan portfolio;
•the impact of changes in the composition of our balance sheet on future interest income / (charges);
•potential losses associated with cyberattacks, data breaches, data losses and other security incidents; and
•our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures.

The forward-looking statements contained in this report on Form 20-F speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

3. Selected financial data
Selected consolidated financial information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
From 1 January 2023, we apply retrospectively IFRS 17 'Insurance Contracts and amendments to IFRS 17' which did not have material impacts on our consolidated financial statements except for a balance sheet reclassification for an amount of approximately EUR 16 billion as of 31 December 2022 (EUR 18 billion at 31 December 2021) from a portfolio of products registered in 'Customer deposits' to 'Liabilities covered by insurance or reinsurance contracts'. See note 1.b to our consolidated financial statements included in Part 1 of this report.
In the consolidated financial statements included in Part 1 of this annual report on Form 20-F we present our audited financial statements for the years 2023, 2022 and 2021.

	Year ended 31 December,
BALANCE SHEET (EUR million)	2023	2022	2021
Total assets	1,797,062	1,734,659	1,595,835
Loans and advances to customers	1,036,349	1,036,004	972,682
Customer deposits	1,047,169	1,009,722	900,554
Total customer funds (A)	1,306,942	1,239,981	1,135,866
Total equity	104,241	97,585	97,053

CAPITALIZATION (EUR million)
Shareholders' equity	130,443	124,732	119,649
Other comprehensive income	(35,020)	(35,628)	(32,719)
Stockholders' equity (B)	95,423	89,104	86,930
Non-controlling interest (including net income of the period)	8,818	8,481	10,123
Total equity	104,241	97,585	97,053
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares	15,070	11,900	11,845
Other Subordinated debt (C)	6,559	5,930	5,541
Preferred securities (D)	9,081	7,898	8,601
Preferred shares (D)	202	198	209
Total subordinated debt	30,912	25,926	26,196
Total capitalization and Indebtedness	135,153	123,511	123,249

Stockholders’ Equity per average share (B)	5.90	5.29	5.03
Stockholders’ Equity per share at period end (B)	6.01	5.38	5.09

INCOME STATEMENT (EUR million)
Interest income / (charges)	43,261	38,619	33,370
Total income	57,423	52,117	46,404
Net operating income (E)	31,998	28,214	24,989
Operating profit/(loss) before tax	16,459	15,250	14,547
Profit from continuing operations	12,183	10,764	9,653
Profit attributable to the Parent	11,076	9,605	8,124

PERFORMANCE
ROE (F)	11.91%	10.67%	9.66%
RoTE (G)	15.06%	13.37%	11.96%
ROA	0.69%	0.63%	0.62%

SOLVENCY RATIOS
Fully loaded CET1 (H)	12.3%	12.0%	12.1%
Phased-in CET1 (H)	12.3%	12.2%	12.5%

CREDIT QUALITY DATA	2023	2022	2021
Loans and advances to customers
Allowances for total balances as a percentage of total gross loans	2.15%	2.14%	2.31%
Credit impaired balances as a percentage of total gross loans (I)	3.22%	3.11%	3.18%
Allowances for total balances as a percentage of credit impaired balances (I)	67%	69%	73%
Net loan charge-offs as a percentage of total gross loans	1.16%	1.02%	0.77%
Ratios adding contingent liabilities to loans and advances to customers (J)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.07%	2.08%	2.25%
Credit impaired balances as a percentage of total loans and contingent liabilities (K) (I)	3.14%	3.08%	3.16%
Allowances for total balances as a percentage of credit impaired balances (K) (I)	66%	68%	71%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.08%	0.96%	0.73%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	3,662,377	3,915,388	3,936,922
Shares (millions)	16,184	16,794	17,341
Share price (EUR)	3.780	2.803	2.941
Market capitalization (EUR million)	61,168	47,066	50,990
Payout ratio (L)	25%	20%	20%

PER SHARE INFORMATION
Average number of shares (EUR thousands) (M)	16,172,085	16,848,345	17,272,055
Basic earnings per share (EUR)	0.654	0.539	0.438
Basic earnings per share continuing operation (EUR)	0.654	0.539	0.438
Diluted earnings per share (EUR)	0.651	0.537	0.436
Diluted earnings per share continuing operation (EUR)	0.651	0.537	0.436
Remuneration (EUR) (N)	0.1760	0.1178	0.10
Remuneration (US$) (N)	0.1945	0.1258	0.11

OPERATING DATA
Number of employees (O)	212,764	206,462	199,177
Number of branches	8,518	9,019	9,229
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

	(million euros, except percentages)
	2023	2022	2021
Profit attributable to the parent	11,076	9,605	8,124

Profit attributable to the parent excluding goodwill impairment	11,096	9,605	8,130

Average equity	93,035	89,986	84,133
Effect of goodwill and other intangible assets	(19,361)	(18,164)	(16,169)
Average tangible equity	73,675	71,822	67,964

Return on equity (ROE)	11.91%	10.67%	9.66%
Return on tangible equity (ROTE)	15.06%	13.37%	11.96%

(H)Fully-loaded CET1 ratios are calculated without application of the transitory IFRS 9 provisions nor the subsequent amendments introduced by Regulation 2020/873 of the European Union. The phased-in CET1 ratios reflect the application of the transitory provisions and subsequent amendments introduced by Regulation 2020/873 of the European Union.
(I)Reflect Bank of Spain classifications. These classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See note 2 to our 'Consolidated financial statement' included in Part 1 of this annual report on Form 20-F.
(J)We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(K)Credit impaired balances include credit impaired loans and advances, customer guarantees and customer commitments granted.
(L)The pay-out ratio is calculated as cash dividends paid plus cash dividends payable on account of the net attributable income of the period (i.e., in 2023, we include the 8.10 euro cent interim dividend paid in November 2023 and the 9.50 euro cent final dividend payable in May 2024) divided by profit attributable to the Parent. Therefore, it does not include in the numerator the amounts paid as scrip dividends or share buybacks. See note 4 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. The 50% underlying pay-out goal for 2023 indicated by the Group is calculated as total dividends charged to the net attributable income of the period (including around 50% of the total through share buybacks) divided by underlying attributable profit, and is subject to approval of the final dividend at the 2024 AGM and completion of the Second 2023 Buyback Programme under the terms agreed by the board.
(M)Average number of shares is calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(N)With regard to the 2021 shareholder remuneration policy, on 28 September 2021 the board announced its intention to pay out an interim distribution of approximately 40% of the Group's underlying profit (half through a cash dividend and half through a shares buyback).
Interim remuneration. Accordingly, it authorized the payment of an interim dividend of EUR 4.85 cents per share (i.e., 20% of the Group's underlying profit for the first half of 2021), in cash and charged against 2021 profits. The interim dividend was paid on 2 November 2021. The board also voted to launch the First 2021 Buyback Programme worth 841 million euros (20% of the Group's underlying profit for the first half of 2021) once the ECB approved it on 28 September 2021. The First 2021 Buyback Programme was completed on 26 November 2021, and resulted in the acquisition of a total of 259,930,273 shares.
Final remuneration. On 24 February 2022, pursuant to the 2021 shareholder remuneration policy, the board of directors voted to: (i) submit a resolution at the 1 April 2022 AGM (the '2022 AGM') to approve a final cash dividend in the gross amount of EUR 5.15 cents per share (approximately 20% of the Group’s underlying profit for the second half of 2021); and (ii) implement a Second 2021 Buyback Programme worth 865 million euros (approximately 20% of the Group’s underlying profit for the second half of 2021). After approval at the 2022 AGM, the cash dividend was paid on 2 May 2022, and the Second 2021 Buyback Programme was completed on 6 May 2022, resulting in the acquisition of a total of 286,309,445 shares. As a result, total shareholder remuneration totalled approximately EUR 3.4 billion, equivalent to approximately 40% of 2021 underlying attributable profit.
With regard to the remuneration policy against the 2022 earnings, the board continued the policy of allocating approximately 40% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 27 September 2022, the board authorized the payment of an interim cash dividend against 2022 results of 5.83 euro cents per share (equivalent to approximately 20% of the Group's underlying profit in the first half 2022). The interim dividend was paid on 2 November 2022. The board also agreed to implement the First 2022 Buyback Programme worth approximately 979 million euros (approximately 20% of the Group's underlying profit in first half 2022) following the ECB approval on 17 November 2022. The First 2022 Buyback Programme was completed on 31 January 2023, and resulted in the acquisition of a total of 340,406,572 shares.
Final remuneration. On 27 February 2023, per the 2022 shareholder remuneration policy, the board of directors voted to: (i) submit a resolution at the 31 March 2023 AGM to approve a final cash dividend in the gross amount of 5.95 euro cents per share entitled to receive dividends (following the approval at the AGM, the dividend was paid on 2 May 2023); and (ii) implement a Second 2022 Buyback Programme worth 921 million euros, that commenced on 1 March 2023 and was completed on 21 April 2023, resulting in the acquisition of a total of 269,848,953 shares. After the above-mentioned actions, the shareholders' remuneration for 2022 amounted to 3,842 million euros (approximately 40% of the underlying profit in 2022) split in approximately equal parts in cash dividends (1,942 million euros) and share buybacks (1,900 million euros).
With regard to the remuneration policy against the 2023 earnings, the board followed a policy of allocating 50% of the Group’s reported profit, excluding non-cash, non-capital ratios impact items, to shareholder remuneration, distributed in approximately 50% in cash dividend and 50% in share buybacks.
Interim remuneration. On 26 September 2023, the board resolved to pay an interim cash dividend against the 2023 results of 8.10 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The interim dividend was paid on 2 November 2023. The board also agreed to implement the First 2023 Buyback Programme worth approximately EUR 1,310 million (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The First 2023 Buyback Programme was completed on 25 January 2024, and resulted in the acquisition of a total of 358,567,487 shares.
Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024, the board of directors resolved to submit a resolution at the 2024 AGM to approve a final cash dividend in the gross amount of 9.50 euro cents per share entitled to dividends. If approved at the AGM, the dividend would be payable from 2 May 2024. The board of directors also resolved to implement the Second 2023 Buyback Programme worth 1,459 million euros, for which the appropriate regulatory authorisation has been obtained and which commenced on 20 February 2024. Once the above-mentioned actions are completed, total shareholder remuneration for 2023 would be of 5,538 million euros (approximately 50% of the Group's reported profit in 2023), distributed in approximately 50% in cash dividend (2,769 million euros) and 50% in share buybacks (2,769 million euros). These amounts have been estimated assuming that, as a consequence of the partial execution of the Second 2023 Buyback Programme at the time of payment of the cash dividend, the number of outstanding shares entitled to the final cash dividend will be 15,483,617,874. Therefore, that amount may be higher if fewer shares than planned are acquired in the Second 2023 Buyback Programme; otherwise, it will be lower.
For more information see section 3.3.'Dividends and shareholder remuneration' in the 'Corporate governance' chapter included in Part 1 of this annual report on Form 20-F.
(O)We adjusted the number of employees for 2021 following a change to headcount criteria in our units in the UK and Poland to align the criteria throughout the Group.
Set forth below is a table showing our allowances for credit impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

836

	2023	2022	2021
Allowances refers to:
Allowances for total balances (A)	23,490	23,418	23,698
Allowances for contingent liabilities and commitments	702	734	734
Allowances for total balances (excluding contingent liabilities and commitments):	22,788	22,684	22,964
Other allowances (B)	295	232	222
Allowances for total balances (excluding contingent liabilities and commitments)	23,083	22,916	23,186
Of which:
Allowances for customers	22,788	22,684	22,964
Allowances for credit institutions and other financial assets	9	6	7
Allowances for Debt instruments	286	226	215

Allowances for Financial assets at amortised cost	22,950	22,888	23,164
Allowances for Financial assets at fair value through other comprehensive income	133	28	22
(A) Allowances for credit impaired loans and advances to customers, customer guarantees and customer commitments granted.
(B) Includes mainly allowances for debt instruments.

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

4. Risk factors
Risk factor summary
1. Macro-economic and political risks
1.1 Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in one or more of the economies in which we operate, volatile macroeconomic and political conditions and persistent high inflation.
1.2 The continuance or escalation of the war in Ukraine and the conflict in the Middle East could materially affect our financial position and increase our operational risk.
1.3 The global covid-19 pandemic materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations.
1.4 The UK’s withdrawal from the European Union has had and could continue to have a material adverse effect on our UK-based operations, financial condition and prospects.
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
2.2 Credit risks
2.2.1 The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
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
2.3.2 Any failure or disruption of our operational processes or systems, or data breaches and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure.
2.3.3 We rely on third parties and affiliates for important products and services.
2.3.4 We utilize artificial intelligence, which could expose us to liability or adversely affect our business.
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
1. Macro-economic and political risks
1.1 Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in one or more of the economies in which we operate, volatile macroeconomic and political conditions and persistent high inflation.
A slowdown or recession of one or more of the economies in which we operate could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).
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
•Increased regulation of our industry. Compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
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
In addition, we are exposed to sovereign debt in these regions. Our net exposure to sovereign debt at 31 December 2023 amounted to EUR 160,975 million (8.96% of our total assets at that date) of which the main exposures in the eurozone relate to Spain and Portugal with net exposure of EUR 39,627 million and EUR 6,859 million, respectively. In North America, the main exposures relate to Mexico and the US (EUR 20,825 million and EUR 21,304 million, respectively) and in South America to Brazil (EUR 27,733 million). For more information on our exposure to sovereign debt, see note 54.b) 4.4 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. Recessionary conditions in the economies of Europe, North America or some of the South American countries in which we operate, would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.
Our revenues are also subject to risk of deterioration from unfavourable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, sanctions, interest-rate caps, fiscal and monetary policies globally.
For the year ending 31 December 2023, 45% of the underlying profit attributable to the Parent came from Europe (of which 20% was from Spain and 13% from the UK), 25% from South America (16% from Brazil), 20% from North America (8% from the United States and 13% from Mexico) and 10% from the Digital Consumer Bank segment (primarily
Europe). As of 31 December 2023, our total assets stood at 55% in Europe (28% in Spain and 19% in the UK), 19% in South America (13% in Brazil), 17% in North America (11% in the United States and 6% in Mexico) and 9% in the Digital Consumer Bank segment (primarily Europe).1
In particular, the main regions where we operate are subject to the following macroeconomic and political conditions, which could have a material adverse effect on our business, results of operations, financial condition and prospects:
•Governmental and regulatory authorities throughout the world, particularly in Europe and the United States, implemented fiscal and monetary policies and initiatives in response to the adverse effects of the covid-19 pandemic on the economy, individual businesses and households. These fiscal and monetary policy measures accelerated the economic recovery in 2021 but in turn significantly increased public debt and introduced risks of economic overheating in certain countries. In 2022, inflationary pressures intensified due to a number of factors, including the revitalization of demand for consumer goods, labour shortages, supply chain issues and the rise of the prices of energy, oil, gas and other commodities exacerbated by the war in Ukraine. In an effort to contain inflation, central banks increased interest rates during 2022 and 2023 contributing to a slowdown of the global economy. Most of the countries in which we operate experienced an environment of persistent high inflation, and even though inflation has fallen in most of our markets during 2023, central banks are expected to sustain high interest rates to address persistent underlying inflation pressures through mid-2024. Prolonged periods of high inflation are likely to result in higher operating costs, a decrease in the purchasing power of families with the consequent increase in delinquencies in our credit portfolios, and lower economic growth derived from the tightening of monetary and fiscal policies aimed at containing inflation, among other risks, any of which could have a material adverse effect on our operations, financial condition and prospects.
Among the risks that could negatively affect the economies and financial markets of the regions where we operate and lead to a further slowdown of the global economy, recession and/or stagflation are (i) the continuance or escalation of the war in Ukraine and the conflict in the Middle East; (ii) further increases in the prices of energy and other commodities that can lead to further inflationary pressures; (iii) the continued breakdown of global supply chains; and (iv) the maintenance of tight monetary and fiscal policies or the tightening thereof, including by rising or maintaining high interest costs.
•Scenarios of political tensions and instability throughout the world stemming from a variety of factors, such as heightened polarization and political fragmentation, may lead to shifting and unpredictable outcomes in political elections, legislative and policy-making efforts, social conditions and the global economy and could erode the rule
1 Percentages calculated using as denominator the underlying profit of total operating areas (i.e., without considering the -EUR 998 million underlying losses accounted for in the Corporate Center resulting from centralized management of the areas) and the total assets of total operating areas (i.e., without considering EUR 254,705 million total assets accounted for in the Corporate Center and without intra-group eliminations).

of law in certain long-standing democracies. Furthermore, increasing public debt levels together with rising interest costs may not be sustainable, which could lead certain countries into sovereign debt crises. A deterioration of the global economic, political and financial environment, particularly in Europe and the Americas, could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects.
In particular, the risk of returning in Europe to a fragile and volatile environment and to heightened political tensions could be aggravated if, among others, (i) the policies implemented to provide emergency assistance and support to Ukraine, to alleviate the consequences of the war in the European Union (EU) countries and to contain inflation do not succeed, (ii) the reforms aimed at improving productivity and competition fail, (iii) the banking union and other measures of European integration do not take hold, or (iv) anti-European groups become more widespread.
•The shift of the global economy’s centre of gravity from the Atlantic to the Pacific and, more particularly, China's ambition to reach higher levels of economic power through increasing their relevance as key trading partners and source of financing for Latin American economies, could negatively impact US and European banks, particularly those like us with limited presence in Asia, reducing our global market share and customer base and affecting our business, operating results, financial condition and prospects.
•Growing protectionism and trade tensions, such as the tensions between the United States and China in recent years, could have a negative impact on the economies of the countries where we operate, which would also impact our operating results, financial condition and prospects.
•Uncertain economic outlook for China could negatively affect the world economy which would also impact our operating results, financial condition and prospects.
•The economies of some of the countries where we operate, particularly in Latin America, face long-standing structural problems, including weaknesses in infrastructure, economic competitiveness and education, high levels of social inequality, rising inflation and increasing public debt levels and have experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. In addition, we are exposed to variations in our net interest income or in the fair value of our assets and liabilities resulting from exchange rate fluctuations. Fiscal instability, political tensions and financial volatility, particularly in Brazil, Mexico and Argentina, could have a negative impact on the economy of these countries and may have a material adverse effect on us.
1.2 The continuance or escalation of the war in Ukraine and the conflict in the Middle East could materially affect our financial position and increase our operational risk.
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
Furthermore, the risk of cyberattacks on companies and institutions has increased and could increase even further. Although we are actively monitoring the situation, there can be no assurance that our cybersecurity and data protection measures and defences will be effective at identifying, preventing, mitigating or remediating any such cyberattacks.
On 7 October 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

region. The war, the escalation of the conflict and any resulting conflicts in the region could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, increased inflationary pressures and market volatility, among other potential consequences. In response to the war in Gaza, since mid-November 2023, Houthi rebels in Yemen have targeted and carried out attacks on commercial shipping vessels travelling through the Red Sea which may result in further disruptions in supply chains.
We do not have a physical presence in Russia and Ukraine and our physical presence in the Middle East is very limited. Further, our direct exposure to Russian, Ukrainian or Middle Eastern markets is not material. However, the impact of the wars and sanctions on global markets, macroeconomic conditions globally, and other potential future geopolitical tensions and consequences remain uncertain and may exacerbate our operational risk. Episodes of economic and market volatility and pressure on supply chains and inflation may continue to occur and could worsen if the wars persist or increase in severity. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from the war in Ukraine and the conflict in the Middle East.
1.3 The global covid-19 pandemic materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations.
Although the World Health Organization declared an end to covid-19 as a public health emergency, certain adverse consequences of the covid-19 pandemic continued to impact the macroeconomic environment in 2023 and may persist for some time.
If new covid-19 waves, the emergence of variants or strains resistant to existing or new vaccines, or any other highly contagious diseases or other public health emergencies force countries to re-adopt measures that restrict economic activity, the macroeconomic environment could deteriorate and adversely impact our business and results of operations, which could include, but is not limited to (i) a continued decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) decline in the value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (v) downgrades to our credit ratings. See risk factor '2.4.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations'.
Moreover, our operations could still be impacted by risks from remote work or bans on non-essential activities. If, as a result of any future public health emergencies, we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.
In light of the impact that the covid-19 pandemic had on the economic situation and forecasts in the markets where we operate, a review was carried out in 2020 to evaluate both goodwill and the recoverability of deferred tax assets. As a result of this review, in 2020 we adjusted the valuation of our goodwill and deferred tax assets, resulting in a non-recurring impairment of EUR 12,600 million. Furthermore, at the end of 2020 we recorded additional allowances for impairment of financial assets at amortized cost of EUR 3,105 million due to the effect of the covid-19 pandemic. In 2021, 2022 and 2023 we did not record additional provisions related to the pandemic.
The resurgence of covid-19 or other variants or strains, or any future outbreak of any other highly contagious diseases, or other public health emergencies may have adverse effects on our business, financial condition, liquidity and results of operations or cause other risks to us.
1.4 The UK’s withdrawal from the European Union has had and could continue to have a material adverse effect on our UK-based operations, financial condition and prospects.
On 31 January 2020, the UK ceased to be a member of the EU and a limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on 1 January 2021.
The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy. The European Commission (the 'Commission') is expected to decide in 2024 whether to extend the data adequacy decisions for the UK for an additional period of up to a maximum of four years. If the Commission does not extend the decisions, then the decisions will expire on 27 June 2025. As a result, Santander UK has had, and will continue to have, a limited ability to provide cross-border services to EU customers and to trade with EU counterparties. For more information on cross-border transfers of personal data, see risk factor ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial conditions. – Data privacy and cybersecurity’.
Following a consultation on the optimal structure for UK financial services post-Brexit, the Financial Services and Markets Act 2023 ('FSMA 2023') received royal assent on 29 June 2023. FSMA 2023 establishes a framework for HM Treasury to revoke EU-derived financial services legislation and for it to be replaced by Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) rules, with the intention of delivering a comprehensive FSMA model of regulation under which the regulators have extensive rule-making powers. This process of revoking and replacing retained EU law may result in material changes to the UK regulatory regime and the impact of these reforms on Santander UK is difficult to predict.

The wider and continuing impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and a lack of access to certain financial market infrastructure, may affect our operations, financial condition and prospects and those of our customers.
Residual risks remain around the impact of Brexit on the UK’s economy. Brexit has contributed to global covid-19 pandemic-related supply and labour market constraints and reduced economic output and exports as businesses attempt to adapt the new cross-border procedures and rules applicable in the UK and in the EU to their activities, products, customers and suppliers.
The UK’s withdrawal from the EU has been hampered by the overlay and development of economic risks from the covid-19 pandemic, the war in Ukraine and the conflict in the Middle East and the longer-term effects are difficult to assess. Further, there is ongoing political and economic uncertainty, such as increased friction with the EU and EU countries, which could negatively affect Santander UK’s customers and counterparties and have a material adverse effect on our operations, financial condition and prospects.
We considered these circumstances in our assessment of the recoverability of the cash-generating unit that supports Santander UK's goodwill, which was impaired during 2020 and 2019. In 2021, 2022 and 2023, there was no impairment of Santander UK's goodwill. See note 17 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
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
We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including, among others, in connection with conflicts of interest, lending and derivatives activities, relationships with our employees and other commercial, data protection or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.
The amount of our reserves in respect of these matters, which considers the likelihood of future cash outflows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of 31 December 2023, we had provisions for taxes, other legal contingencies and other provisions for EUR 4,634 million. See more information in note 25.d) to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
For example, in Poland we are exposed to significant litigation in connection with CHF indexed and CHF denominated loans in which we are facing claims that those loans or clauses included in them are abusive. Whilst the Court of Justice of the European Union ('CJEU') and the Polish Supreme Court have issued several rulings on this matter (including the CJEU ruling of 15 June 2023), sufficient case law has not yet been developed. The case law of the Polish national courts implementing the CJEU rulings (including the ruling of 15 June 2023) and the possible position of the Polish Supreme Court will be crucial for the final assessment of the legal risk related to this matter. See note 25.e) to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
As of the date of this report, it is not possible to predict the Polish Supreme Court’s and CJEU’s decisions on individual cases. As of 31 December 2023, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintained a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of PLN 6,398.1 million (EUR 1,473.1 million) and the total value of the adjustments to gross carrying amount in accordance with IFRS9 as well as the provisions recorded under IAS37, amount to PLN 5,030.3 million (EUR 1,158.2 million). The provisions and adjustments recorded are deemed sufficient to cover the risks associated with the legal claims against us. However, in the event that we are required to make higher payments than estimated, either with respect to existing or new claims, there could be a significant adverse effect on our results and financial situation.
2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.
As a financial institution, we are subject to extensive regulation, which materially affects our businesses. In Spain and the other jurisdictions where we operate, there is continuing political, competitive and regulatory scrutiny of the banking industry, including banking practices, products, services and pricing policies. Political involvement in the regulatory process, in the behaviour and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest, and in

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

their products and services and the prices and other terms they apply to them, is likely to continue. Accordingly, the statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation and regulation affecting the financial services industry has been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the EU, the UK, Latin America and other jurisdictions, and further regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in fines, significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, limit our ability to provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us or on our subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to us, thereby negatively impacting us. Future liquidity standards could require us to maintain a greater proportion of assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, regulatory and supervisory authorities periodically review our allowance for loan losses. Such regulators and supervisors may recommend that we increase our allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as recommended by these regulatory and supervisory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.
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
On 27 June 2019, a comprehensive package of reforms amending CRR, CRD IV as well as the European Bank Recovery and Resolution Directive (Directive 2014/59/EU) (BRRD) and Regulation (EU) No 1093/2010 (SRM Regulation) came into force: (i) Directive (EU) 2019/878 of the European Parliament and of the Council of 20 May 2019 amending CRD IV with respect to exempted entities, financial holding companies, mixed financial holding companies, remuneration, supervisory measures and powers and capital conservation measures (CRD V); (ii) Directive (EU) 2019/879 of the European Parliament and of the Council of 20 May 2019 amending BRRD with respect to loss-absorbing and recapitalisation capacity of credit institutions and investment firms and Directive 98/26/EC (BRRD II); (iii) Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019 amending CRR with respect to the leverage ratio, the net stable funding ratio, requirements for own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements, and Regulation (EU) 648/2012 (CRR II); and (iv) Regulation (EU) 2019/877 of the European Parliament and of the Council of 20 May 2019 amending the SRM Regulation with respect to the loss-absorbing and recapitalisation capacity of credit institutions and investment firms (SRMR II, and together with CRD V, BRRD II and CRR II, the EU Banking Reforms).
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
CRD V Directive and BRRD II were partially implemented into Spanish law through Royal Decree-Law 7/2021, of 27 April, (RDL 7/2021) which amended, amongst others, Law 10/2014 and Law 11/2015, of 18 June, on the Recovery and Resolution of Credit Institutions and Investment Firms (Law 11/2015). Furthermore, Royal Decree 970/2021, of 8 November, amended Royal Decree 84/2015, and Circulars 5/2021 and 3/2022 of the Bank of Spain, amended Circular 2/2016, and completed the implementation into Spanish law of CRDV. In addition, Royal Decree 1041/2021, of 23 November, amended Royal Decree 1012/2015, of 6 November, which implemented Law 11/2015 (Royal Decree 1012/2015) and completed the implementation of BRRD II. Of note, however, is the uncertainty regarding how the EU Banking Reforms will be applied by the relevant authorities.
On 27 October 2021, the European Commission published legislative proposals to amend CRR and the CRD IV, as well as a separate legislative proposal to amend CRR and BRRD in the area of resolution. In particular, the main objectives of the European Commission’s legislative proposals are to strengthen the risk-based capital framework, enhance the focus on environmental, social and governance (ESG) risks in the prudential framework, further harmonise supervisory powers and tools and reduce institutions´ administrative costs related to public disclosures and to improve access to institutions´ prudential data. Moreover, these legislative proposals include the following: (i) a directive of the European Parliament and of the Council amending CRD IV with respect to supervisory powers, sanctions, third-country branches, and environmental, social and governance risks, and amending BRRD; (ii) a regulation of the European Parliament and of the Council and its annex amending CRR with respect to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor; and (iii) a regulation of the European Parliament and of the Council amending CRR and BRRD with respect to the prudential treatment of global systemically important institutions (G-SIIs) with a multiple point of entry resolution strategy and a methodology for the indirect subscription of instruments eligible for meeting the minimum requirement for own funds and eligible liabilities (the so-called 'daisy chains' proposal).
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
In addition, on 18 April 2023, the European Commission adopted a legislative package proposal to adjust and strengthen the EU’s existing bank crisis management and deposit insurance framework (CMDI Proposal), which had been under development for some time and was accelerated in light of recent bank failures. The package contains further amendments to the BRRD, the SRM Regulation and Directive 2014/49/EU of the European Parliament and of the Council on deposit guarantee schemes, which aim at further preserving financial stability, protecting taxpayers and depositors, and supporting the real economy and its competitiveness. As of the date of this report there is a high degree of uncertainty with regards to the adjustments to the CMDI Proposal and when they will be finally implemented in the EU.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
As of the date of this report, we are required to maintain a capital conservation buffer of additional CET1 capital of 2.5% of risk weighted assets, a G-SII / O-SII buffer of additional CET1 capital of 1.25% of risk weighted assets and a counter-cyclical capital buffer of additional CET1 capital of 0.3693% of risk weighted assets. Bank of Spain agreed on 13 December 2023 to maintain the counter-cyclical buffer applicable to credit exposures in Spain at 0% for the first quarter of 2024.
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
The SREP EBA Guidelines also contemplate that national supervisors should not set additional capital requirements in respect of risks which are already covered by capital buffer requirements and/or additional macroprudential requirements; and, accordingly, the above 'combined buffer requirement' is in addition to the Pillar 1 and Pillar 2 capital requirements. Therefore, capital buffers would be the first layer of capital to be eroded pursuant to the applicable stacking order, as set out in the 'Opinion of the EBA on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions' published on 16 December 2015. In this regard, under Article 141 of the CRD IV, member states of the EU must require that an institution that fails to meet the 'combined buffer requirement', be prohibited from paying any 'discretionary payments' (which are defined broadly by the CRD IV as payments relating to CET1, variable remuneration and discretionary pension benefits and distributions relating to Additional Tier 1 capital instruments), until it calculates its applicable restrictions and communicates them to the regulator. Thereafter, any such discretionary payments shall be subject to such restrictions. The restrictions shall be scaled according to the extent of the breach of the 'combined buffer requirement' and calculated as a percentage of the profits of the institution since the last distribution of profits or 'discretionary payment'. Such calculation shall result in a Maximum Distributable Amount in each relevant period. As an example, the scaling is such that in the bottom quartile of the 'combined buffer requirement', no 'discretionary distributions' will be permitted to be paid. Articles 43 to 49 of Law 10/2014 and Chapter II of Title II of Royal Decree 84/2015 implement the above provisions in Spain. In particular, Article 48 of Law 10/2014 and Articles 73 and 74 of Royal Decree 84/2014 deal with restrictions on distributions. Furthermore, pursuant to article 16bis of Law 11/2015 and article 48ter of Law 10/2014, the calculation of the Maximum Distributable Amount, as well as consequences of, and pending, such calculation could also take place as a result of the breach of MREL and a breach of the leverage ratio buffer requirement.
CRD V further clarifies that Pillar 2 requirements should be positioned in the relevant stacking order of own funds requirements above the Pillar 1 capital requirements and below the 'combined buffer requirement' or the leverage ratio buffer requirement, as applicable.
We announced on 11 December 2023 that we received the ECB's decision regarding prudential minimum capital requirements effective as of 1 January 2024, following the results of SREP. The ECB's decision establishes a Pillar 2 requirement (P2R) of 1.74% at a consolidated level of which at least 0.98% must be covered with CET1. Accordingly, the minimum CET1 and capital requirements as of 1 January 2024 are 9.60% and 13.86% on a consolidated basis, respectively. As of 31 December 2023, on a consolidated basis, our total capital ratio was 16.39% while our CET1 ratio was 12.30%. If we had not applied the transitory IFRS 9 provisions, nor the subsequent amendments introduced by Regulation 2020/873 of the European Union, the fully-loaded CET1 ratio would have been 12.26%.
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
Under article 92a of CRR, institutions such as the Bank that are identified as resolution entities and are G-SII shall satisfy the following requirements for own funds and eligible liabilities: (a) 18 per cent of risk weighted assets, and (b) 6.75 per cent of its leverage ratio exposure (the Pillar 1 TLAC/MREL Requirements for G-SIIs). On top of that, Article 45 of the BRRD provides that EU member states shall ensure that institutions meet, at all times, a MREL requirement (TLAC/MREL Requirements). The EU Banking Reforms integrate the TLAC standard into the existing MREL rules and to ensure that both requirements are met with the largely similar instruments, with the exception of the subordination requirement which will be partially institution-specific and determined by the resolution authority. Therefore, institutions such as the Bank could be subject to an institution-specific TLAC/MREL Requirement, which may be higher than the Pillar 1 TLAC/MREL Requirements for G-SIIs.
According to new article 16.a) of the BRRD, any failure by an institution to meet the 'combined buffer requirement' when considered in addition to the applicable minimum TLAC/MREL Requirements is intended to be treated in a similar manner as a failure to meet the 'combined buffer requirement' on top of its minimum regulatory capital requirements (i.e. a resolution authority will have the power to impose restrictions or prohibitions on discretionary payments by the Bank). The referred article 16.a) of BRRD includes a potential nine-month grace period, whereby the resolution authority will assess on a monthly basis whether to exercise its powers, after such nine-month period the resolution authority is compelled to exercise its power to restrict discretionary payments (subject to certain limited exceptions). These restrictions were implemented in Spain by means of article 16bis of Law 11/2015.
On 18 May 2023 we announced that we received a formal notification from the Bank of Spain with our binding minimum MREL requirement, both total and subordinated, for the resolution group of Banco Santander at a sub-consolidated level, as determined by the SRB. The total MREL requirement, which became effective on 1 January 2024, has been set at 29.81% of the resolution group’s total risk weighted assets. The subordination requirement was set at 10.27%. As of 31 December 2023, the structure of own funds and eligible liabilities of the resolution group of Banco Santander met the requirement. Future requirements are subject to ongoing review by the resolution authority.
Additionally, the Basel Committee is currently in the process of reviewing and issuing recommendations in relation to risk asset weightings which may lead to increased regulatory scrutiny of risk asset weightings in the jurisdictions that are members of the Basel Committee.

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

In addition to the above, the Group shall also comply with the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) requirements provided in CRR. As of 31 December 2023, the Group’s LCR was 166%, above the 100% minimum requirement. In relation to the NSFR, the institutions shall maintain from 28 June 2021 an NSFR (calculated in accordance with Title IV of the CRR) of at least 100%. As of 31 December 2023, the Group's NSFR was 123%, above the 100% minimum requirement.
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
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (SRF). Under the intergovernmental agreement (IGA) signed by 26 EU member states on 21 May 2014, contributions by banks raised at national level were transferred to the SRF. The new Single Resolution Board (SRB), which is the central decision-making body of the SRM, started operating on 1 January 2015 and has fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its oversight, which face serious difficulties, are resolved effectively with minimal costs to taxpayers and the real economy. From that date onwards, the SRF is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU. The Single Resolution Board communicated on 6 July 2023 that the SRF is intended to reach a total amount of EUR 77.6 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank's liabilities has been applied to cover capital shortfalls (in line with the BRRD).
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
Global Minimum Tax
On 22 December 2022, the European Commission approved Directive 2022/2523 ensuring a minimum effective tax rate for the global activities of large multinational groups. The Directive follows closely the OECD Inclusive Framework on Base Erosion and Profit Shifting, and should have been transposed by the Member States into domestic law throughout 2023, and should enter into force for fiscal years starting on 1 January 2024. On 19 December 2023, the Spanish Council of Ministers approved in an initial phase the

Draft Law to transpose the European Directive that establishes a global minimum taxation level of 15% for multinational corporations and large national groups. In other relevant countries where the Group is present, the regulation is enacted or substantially enacted (UK and most EU countries). The OECD has supplemented these rules with administrative guidance and a safe harbour document to facilitate their application during the first three years.
Banking Reform in the UK
In accordance with the provisions of the Financial Services (Banking Reform) Act 2013, UK banking groups that hold significant retail deposits (more than £25 billion of 'core deposits'), including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019.
Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the UK, there is a risk that Santander UK may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s activities in the UK or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading on 15 March 2022, HM Treasury announced its intention to implement certain limited reforms to the ring-fencing regime, including increasing the ring-fencing core deposit threshold from £25 billion to £35 billion, introducing a de-minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions ('RFIs') of up to £100,000 per RFI at any one time, and allowing ring-fenced banks to establish operations outside of the UK or the EEA, have exposure to RFIs that qualify as small and medium-sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. In September 2023, HM Treasury published a consultation on the reforms and drafted secondary legislation which the government intends to lay before Parliament in early 2024. These proposed reforms of the ring-fencing regime may lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime.
United States significant regulation
The financial services industry continues to experience significant financial regulatory reform in the United States, including from capital, leverage, funding, liquidity, and tax regulation, fiscal and monetary policies established by central banks and financial regulators, changes to global trade policies, and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States. We believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated in the United States. The scope of regulation and the intensity of supervision will likely remain higher under the Biden Administration, including increased scrutiny and supervision by our regulators. Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in fines, loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our insured depository institution ('IDI') subsidiary, Santander Bank, N.A. ('Santander Bank'), must also submit a separate IDI resolution plan ('IDI plan') to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they may jointly impose on our US operations more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 30 June 2022, and its most recent IDI plan on 28 June 2018. As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act and following changes to applicable regulations, Banco Santander is now a triennial reduced filer that is required to submit its next 165(d) plan in the form of a reduced resolution plan by 1 July 2025. With respect to our IDI plan, the FDIC announced in November 2018 that the agency planned to revise the IDI plan rule and that the next IDI plan submissions would not be required until the rulemaking process was complete. While the FDIC lifted this moratorium in January 2021 for IDIs with USD100 billion or more in assets under the IDI rule, the moratorium remains in place for covered IDIs below this asset threshold. In August 2023, the FDIC released a proposal to amend the IDI plan rule. Under the proposal, IDIs with USD100 billion or more in assets would be required to submit an IDI plan and IDIs with more than USD 50 billion, but less than USD100 billion, would not be required to submit an IDI plan but instead, they would be required to submit an informational filing intended to support the development of strategic options for resolution of the IDI by the FDIC.
Banco Santander will continue to monitor developments related to the FDIC’s proposed IDI rule and will assess the impacts of the proposal on its operations.
OTC derivatives regulation
Title VII of the Dodd-Frank Act amended the US Commodity Exchange Act and the Exchange Act, among other statutes, to establish an extensive framework for the regulation of over-the-counter ('OTC') derivatives, including mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the Commodity Futures Trading Commission ('CFTC') and of security-based swap dealers and major security-based swap participants with the SEC, and requires the CFTC and SEC to adopt regulations imposing capital, margin, business conduct, record keeping and other requirements on such entities. The CFTC and the SEC have completed the majority of their regulations in this area, which are generally in effect. Banco Santander is registered as a non-US swap dealer with the CFTC and registered as a non-US security-based swap dealer with the SEC.
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
In July 2023, the US federal banking agencies proposed significant amendments to the Basel III capital rules that would apply to Santander Holdings USA and Santander Bank. The proposed rule generally would require Category I-IV banking organizations, including Santander Holdings USA and Santander, to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach referred to as the 'Expanded Risk-Based Approach.' Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit evaluation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under the proposal, Santander Holdings

USA and Santander Bank would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. The proposal, if enacted would have an effective date of 1 July 2025, with certain elements having a three-year phase-in period.
Banco Santander will continue to monitor developments related to the proposed amendments to the Basel III capital rules and will assess the impacts of the proposal on its operations.
Total Loss-Absorbing Capacity and Long-Term Debt requirements
In addition to the above-mentioned capital and liquidity requirements, Santander Holdings USA is subject to the Federal Reserve Board’s final rule implementing the FSB’s international Total Loss Absorbing Capital ('TLAC') standard, which establishes certain TLAC, long-term debt ('LTD') and clean holding company requirements for US IHCs of non-US G-SIIs, including Santander Holdings USA. Santander Holdings USA is compliant with all applicable requirements. Compliance with the final TLAC rule has resulted in increased funding expenses for Santander Holdings USA and, indirectly, the Bank.
In August 2023, the US federal banking agencies released a proposal that would require certain US and foreign banking organizations to issue and maintain long-term debt and clean holding company requirements to improve resolvability (the 'Proposed LTD rule'). The Proposed LTD rule would apply these requirements to IDIs with USD100 billion or more in total consolidated assets (excluding IDIs of U.S. G-SIIs). Santander Bank's total consolidated assets have fluctuated above and below USD100 billion and therefore Santander Bank may become subject to the Proposed LTD rule when the rule becomes final. Although Santander Holdings USA is already subject to TLAC, LTD and clean holding company requirements as an IHC of a non-US G-SII, the Proposed LTD rule may still affect Santander Holdings USA by, for example, reducing the amount of LTD with remaining maturities of less than two years that counts toward Santander Holdings USA’s TLAC requirement.
Banco Santander will continue to monitor developments related to the Proposed LTD Rule and will assess the impacts of the proposal on its operations.
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
As a Category IV IHC under the Tailoring Rules, Santander Holdings USA is required to submit a capital plan to the Federal Reserve on an annual basis. Santander Holdings USA is also subject to supervisory stress testing on a two-year cycle. Banco Santander continues to evaluate planned capital actions in its annual capital plan and on an ongoing basis.
Under the Federal Reserve Board's Stress Capital Buffer ('SCB') rule, the Federal Reserve Board uses the results of its supervisory stress test and a firm's planned common dividends to establish the size of a firm’s SCB requirement, subject to a floor of 2.5 percent. Santander Holdings USA must maintain capital ratios above the sum of the minimum capital requirements and any applicable capital buffers, including the SCB, in order to avoid restrictions on the distribution of capital, including in the form of dividends or share repurchases. Santander Holdings USA’s SCB for the period between 1 October 2023 and 30 September 2024 is 2.5%, resulting in a total CET1 capital requirement of 7.0%. This amount could increase in future years based on the results of the Federal Reserve Board’s periodic supervisory stress tests and capital planning requirements applicable to Santander Holdings USA.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

adverse effect on our business and results of operations; and we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.
In addition to such confidential actions and restrictions, we may from time to time be subject to public supervisory actions in the United States. For example, in March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the Federal Reserve Bank of Boston ('FRB Boston') pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. The written agreement between Santander Holdings USA, SCUSA and the FRB Boston dated 21 March 2017 was terminated on 2 February 2021.
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
Data privacy and cybersecurity
We receive, maintain, transmit, store and otherwise process proprietary, sensitive and confidential data, including public and non-public personal information of our customers, employees, counterparties and other third parties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this information is governed by stringent federal, state, local and foreign laws, rules, regulations and standards, and the regulatory framework for data privacy and cybersecurity is in considerable flux and evolving rapidly. As data privacy and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, data privacy and cybersecurity issues have become the subject of increasing legislative and regulatory focus. Internationally, virtually every jurisdiction in which we operate has established its own data privacy and cybersecurity legal framework with which we must comply. For example, on 25 May 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of 27 April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the 'General Data Protection Regulation' or 'GDPR') became directly applicable in all member states of the EU. To align the Spanish legal regime with the GDPR, Spain enacted the Organic Law 3/2018, of 5 December, on Data Protection and the safeguarding of digital rights which repealed the Spanish Organic Law 15/1999, of 13 December, on Data Protection. Additionally, following the UK’s withdrawal from the EU, we also are subject to the UK General Data Protection Regulation ('UK GDPR') (i.e., a version of the GDPR as implemented into UK law). Although a number of basic existing principles have remained the same, the GDPR and UK GDPR introduced extensive new obligations on both data controllers and processors, as well as rights for data subjects. The GDPR and UK GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR and UK GDPR include obligations and restrictions concerning the security and confidentiality of personal data, such as obtaining consent from the individuals to whom the personal data relates for certain processing activities, using safeguards on transfers of personal data out of the EEA and the UK, respectively, and making notifications with respect to certain security breaches, among others. The GDPR and UK GDPR also impose significant fines and penalties for non-compliance of up to the higher of 4% of annual worldwide turnover or EUR 20 million (or GBP 17.5 million under the UK GDPR) and, for other specified infringements, fines and penalties of up to the higher of 2% of annual worldwide turnover or EUR 10 million (or GBP 8.7 million under UK GDPR). European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros. While the UK GDPR currently imposes substantially the same obligations as the GDPR, the UK GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the UK government). Moreover, the UK government has publicly announced plans to reform the UK GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses.
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
Recent legal developments in the EEA, including recent rulings from the Court of Justice of the European Union and from various EU member state data protection authorities, have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, such as implementing the SCCs, the efficacy and longevity of these mechanisms remain uncertain. Although the UK currently has an adequacy decision from the European Commission, such that SCCs are not required for the transfer of personal data from the EEA to the UK, that decision will sunset on 27 June 2025 unless extended and it may be revoked in the future by the European Commission if the UK data protection regime is reformed in ways that deviate substantially from the GDPR. Adding further complexity for international data transfers, in March 2022, the UK adopted its own International Data Transfer Agreement for transfers of personal data out of the UK to so-called third countries, as well as an international data transfer addendum that can be used with the SCCs for the same purpose. Moreover, on 10 July 2023, the European Commission adopted an adequacy decision concluding that the US ensures an adequate level of protection for personal data transferred from the EEA to the US under the EU-U.S. Data Privacy Framework (followed on 12 October 2023, with the adoption of an adequacy decision in the UK for the UK-US Data Bridge). However, the adequacy decision does not foreclose, and is likely to face, future legal challenges and the ongoing legal uncertainty may increase our costs and our ability to efficiently process personal data from the EEA or the UK. In addition to the ongoing legal uncertainty with respect to data transfers from the EEA or the UK, additional costs may need to be incurred in order to implement necessary safeguards to comply with the GDPR and the UK GDPR and potential new rules and restrictions on the flow of data across borders could increase the cost and complexity of conducting business in some markets. If our policies and practices or those of our vendors are, or are perceived to be, insufficient, or if our users have concerns regarding the transfer of data from the EEA or the UK to the US, we could be subject to enforcement actions or investigations by individual EU or UK data protection authorities or lawsuits by private parties.
Additionally, the EU adopted Regulation (EU) 2022/2554, or the Digital Operational Resilience Act (‘DORA’), in November 2022, which will be effective from 17 January 2025. DORA, which will apply as lex specialis for the financial sector regarding cybersecurity, aims to achieve a common level of digital operational resilience as well as consolidate and upgrade existing Information Communication Technologies ('ICT') risk requirements that had been addressed separately in different regulations and directives, such as Directive (EU) 2022/2555 (otherwise known as the NIS 2 Directive). DORA establishes a set of uniform requirements for network and

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

information systems security structured in five pillars: (i) ICT risk management and governance, (ii) ICT-related incident management, classification and reporting, (iii) digital operational resilience testing, (iv) management of third-party ICT risk, and (v) information and intelligence sharing. The financial sector faces risks and uncertainties regarding the implementation of DORA given that it has stringent compliance timelines and its technical standards are still under public consultation (final version of the standards expected by July 2024).
While we have taken steps to mitigate the impact of such complexities and uncertainties on us by implementing supplementary measures in accordance with the applicable laws and regulations, the efficacy and longevity of these mechanisms remain uncertain due to the fast-moving regulatory environment.
In the United States, there are numerous federal, state and local data privacy and cybersecurity laws, rules, regulations and standards governing the collection, sharing, use, retention, disclosure, protection, transfer and other processing of personal information, including federal and state data privacy laws, data breach notification laws and data disposal laws. For example, at the federal level, among other laws, rules, regulations and standards, we are subject to the Gramm-Leach-Bliley Act ('GLBA'), which requires financial institutions to, among other things, periodically disclose their privacy policies and practices relating to sharing non-public personal information and enables retail customers to opt out of our ability to share such personal information with unaffiliated third parties under certain circumstances. The GLBA also requires financial institutions to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information. Like other lenders, Santander Bank and other of our US subsidiaries also use credit bureau data in their underwriting activities, and the use of such data is regulated under the Fair Credit Reporting Act ('FCRA'). Santander Bank and our US subsidiaries are also subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. Further, in the spring of 2022, federal banking regulators imposed a new cybersecurity-related notification rule that requires banking organizations to notify their primary federal regulator as soon as possible and within 36 hours of incidents that, among other things, have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the key viability of key operations of the banking organization, or impact the stability of the financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents. Moreover, the United States Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we and our US subsidiaries may be subject if passed. There also has been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity and data privacy, which increases the risk of investigations into the cybersecurity practices, and related disclosures, of companies within its jurisdiction, which at a minimum can result in distraction of management and diversion of resources for targeted businesses.
Data privacy and cybersecurity are also areas of increasing state legislative focus, and states are increasingly proposing or enacting legislation that relates to data privacy and cybersecurity. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, ‘CCPA’), gives California residents the right to, among other things, request disclosure of personal information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of their personal information, and the right not to be discriminated against for exercising their rights. Other states where we do business, or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have enacted, or are considering enacting, comprehensive data privacy and cybersecurity laws that share similarities with the CCPA. These state statutes, and other similar state or federal laws that may be enacted in the future, may require us to modify our data processing practices and policies, incur substantial compliance-related costs and expenses, and otherwise suffer adverse impacts on our business. In addition, laws in all 50 US states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach, and we may be required to report events related to data privacy or cybersecurity issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to affected individuals or the relevant regulatory authorities. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly.
Additionally, our New York branch is supervised by the New York State Department of Financial Services ('NYDFS'). The NYDFS issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017 and was recently amended, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation includes specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements.
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
Artificial intelligence ('AI')
We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various US governmental and regulatory agencies, and various US states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering legal frameworks for AI.
For example, in Europe, on 8 December 2023, the Council of the European Union, European Parliament and European Commission reached provisional agreement on a revised draft of the Artificial Intelligence Act ('AI Act') which is currently expected to be enacted in early 2024. The current draft of the AI Act, if enacted, would establish a risk-based governance framework for regulating AI systems operating in the EU market. This framework would categorize AI systems based on the risks associated with such AI systems’ intended purposes as creating “unacceptable”, “high” or “limited” risks. While the AI Act has not been enacted or enforced, there is a risk that our current or future AI-powered software or applications may be categorized as certain risk categories that may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability, or adversely affect our business. For example, “high” risk AI systems are required, among other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight, and cybersecurity. Even if our current AI-powered software or applications are not categorized as “high” risk AI systems, we may be subject to additional transparency and other obligations for “limited” risk AI systems. The AI Act sets forth certain penalties, including fines of up to the greater of EUR 35 million or 7% of worldwide annual turnover for the prior year for violations related to offering prohibited AI systems or data governance, fines of up to the greater of EUR 15 million or 3% of worldwide annual turnover for the prior year for violations related to the requirements for “high” risk AI systems, and fines of up to the greater of EUR 7.5 million or 1.5% of worldwide annual turnover for the prior year for violations related to supplying incorrect, incomplete or misleading information to EU and member state authorities. If enacted in this form or a similar form, this regulatory framework is expected to have a material impact on the way AI is regulated in the EU (and, potentially, globally), together with developing guidance and decisions in this area.
We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our operating results, financial condition and prospects.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
We are required to comply with applicable AML/CFT, anti-bribery and corruption, sanctions and other laws and regulations (collectively, financial crime compliance ('FCC') regulations). These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening), keep our customer, account and transaction information up to date and have FCC policies and procedures in place detailing what is required from those responsible. We are also required to conduct FCC training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our local FCC team.
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
We have been, and may in the future be, subject to negative coverage in the media about us or our clients, including with respect to alleged conduct such as failure to detect and/or prevent any financial crime activities or comply with FCC regulations. Negative media coverage of this type about us, whether it has merit or not, could materially and adversely affect our reputation and perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition and prospects as well as damage our customers’ and investors’ confidence and the market price of our securities.
The reputational damage to our business and global brand could be severe if we were found to have breached AML/CFT, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes.
The Brazilian Public Federal Prosecutor’s Office or 'MPF' has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favourable decisions in tax cases, resulting in a claimed benefit of R$83 million (approximately USD15 million) for us. On 23 October 2018, the officer was formally indicted and asked to present his defence. On 5 November 2018, the officer in question presented his defence. Proceedings had been ongoing until 25 October 2021, when a São Paulo federal judge requested additional documents from a Brasília federal judge in order to proceed with discovery. Proceedings have since been stayed. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.
In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we expect our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash transactions) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML/CFT, anti-bribery and corruption or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to ‘watch lists' that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.
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
For example, Law 38/2022, of 27 December, established a temporary tax on financial credit institutions in Spain. The tax is calculated as 4.8% of the sum of interest income/charges and commission income/expenses derived from the business activities carried out in Spain. Royal Decree-Law 8/2023, of 27 December, foresees the revision of this temporary tax during 2024 for its inclusion into the tax system on a permanent basis.
2.2 Credit risks
2.2.1 The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

where we operate or in global economic and political conditions, including as a result of the continuance or escalation of the war in Ukraine and the conflict in the Middle East. In certain markets, the combined pressure of economic downturn, high inflation and high interest rates may impact the ability of our customers to repay their debt. If we were unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.
Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. For further details regarding our risk management policies, see risk factor '2.7.1 Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks'.
On 31 December 2023, our net loans and advances to customers amounted to EUR 1,036,349 million (compared to EUR 1,036,004 million as of 31 December 2022).
Our loan portfolio is mainly located in Europe (in particular, Spain and the UK), North America (in particular the United States) and South America (in particular Brazil). At 31 December 2023, Europe accounted for 55% of our total loan portfolio (Spain accounted for 23% of our total loan portfolio and the UK, where the loan portfolio consists primarily of residential mortgages, accounted for 24%), North America accounted for 17% (of which the United States represents 12% of our total loan portfolio), South America accounted for 15% (of which Brazil represents 9% of our total loan portfolio) and the Digital Consumer Bank segment (primarily Europe) accounted for 13%.
Mortgage loans are one of our principal assets, comprising 43% of our net loans and advances as of 31 December 2023, mainly located in Spain and the UK. 81% of such mortgage loans are residential. If Spain or the UK experience situations of economic stagnation, persistent housing oversupply, decreased housing demand, rising unemployment levels, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance or continued global markets volatility, for instance, home prices could decline, while mortgage delinquencies, forbearances and our NPL ratio could increase, which in turn could have a material adverse effect on our business, financial condition and results of operations. At 31 December 2023, the NPL ratio of residential mortgage loans for the Group in Spain and the UK was 1.49% and 1.16%, respectively.
At 31 December 2023, our total Group NPL ratio stood at 3.14% as compared to 3.08% at 31 December 2022. Coverage as of 31 December 2023 was 66% as compared to 68% a year earlier.
Impairment on financial assets not measured at fair value through profit or loss (net) in 2023 was EUR 12,956 million (mainly related to loans and advances to customers), a 19% increase as compared to EUR 10,863 million in 2022, mainly affected by the provisions resulting from the charges in Poland for CHF mortgages, the increase in the US (due to normalization) and higher provisions recorded in Brazil in line with credit portfolio growth.
At 31 December 2023, the gross amount of our refinancing and restructuring operations was EUR 31,963 million (3% of total gross loans and credits), of which EUR 8,721 million have real estate collateral. At the same date, the net amount of non-current assets held for sale totalled EUR 3,014 million, of which EUR 2,773 million were foreclosed assets.
2.2.2 The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of macroeconomic factors, especially those affecting Europe, North America and South America or the continuance or escalation of the war in Ukraine and the conflict in the Middle East. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.
In addition, auto industry technology changes, accelerated by environmental rules, could affect our auto consumer business in the EU and the US, particularly residual values of leased vehicles. This transformation could affect our auto finance business in view of (i) a transition from fuel to electric engines, environmental aspects related to emissions and transition risks derived from political and regulatory decisions (e.g., traffic restrictions in city centres); (ii) growing customer preferences for car leasing, subscription, car sharing and other services instead of vehicle ownership; (iii) greater market concentration in certain manufacturers, distributors and other agents; and (iv) more online sales channels. In addition, the auto industry could also suffer from supply chain disruption and shortages of batteries, semi-conductors and others in the wake of the wars, geopolitical and macroeconomic tensions, conflicts and other events, affecting guarantees, residual used car value and loan delinquencies. Although we monitor the auto portfolios and dealers and we have launched specific plans to tackle particular issues, the auto industry changes and disruptions described above could have a material adverse effect on our operating results, financial condition and prospects.
At 31 December 2023, 43% of our loans and advances to customers have property collateral while 22% have other types of collateral (securities, pledges and others).
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
Our ability to remain competitive depends in part on our ability to upgrade our information technology in an effective, timely and cost-effective manner. We must continually make significant investments in, and improvements to, our information technology infrastructure and information management systems in order to meet the needs of our customers. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure and information management systems and networks. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards or applicable laws, rules or regulations, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, or malfunctions or functions in a way we did not anticipate. Additionally, new technologies and technological solutions, such as AI, are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Any failure to effectively improve or upgrade our information technology infrastructure and information management systems and networks in an effective, timely and cost-efficient manner could have a material adverse effect on us.
2.3.2 Any failure or disruption of our operational processes or systems, or data breaches and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure.
Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit and otherwise process certain proprietary, sensitive or confidential information, including personal information of customers and employees, as well as a large number of assets. Accordingly, our business relies on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission and other processing of proprietary confidential, sensitive and personal data and other information using our computer systems and networks or those of our third-party vendors. Our operations must also comply with complex and evolving laws and regulations in the countries in which we operate. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively. Data breaches, data losses and other security incidents, including fraudulent withdrawal of money, can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations and may include cyberattacks, disruptions, failures, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, malware and ransomware, social engineering and phishing attacks, denial-of-service attacks, misconduct, fraud, and other events that could have a serious impact on us. We also face the risk that the design of our or our third-party vendors’ cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data or client records are incomplete, not recoverable or not securely stored. Moreover, it is not always possible to deter or prevent employee errors or misconduct, and the precautions we take

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

to detect and prevent this activity may not always be effective. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, produce customer claims and materially and adversely affect us.
We prioritize early identification, monitoring and mitigation of risks (including those resulting from our interactions with third parties) in our goal to provide a resilient and secure operational environment. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary, sensitive and confidential information, including personal information, (ii) we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, sensitive and confidential information, including personal information, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks and other cybersecurity incidents. The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cybersecurity incidents but does not guarantee full protection against potential threats or cyberattacks or a risk-free environment. This is especially applicable in the current global environment, with the war in Ukraine and the conflict in the Middle East resulting in an increased risk of cyberattacks, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the wars. Additionally, the shift to remote work policies for a significant portion of our workforce, as they access our secure systems and networks remotely, and our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has also increased the risk of cyberattacks (see risk factor '1.3 The global covid-19 pandemic materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations').
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
In addition, we may also be impacted by cyberattacks against national critical infrastructures of the countries where we operate, such as telecommunications networks. Our information technology systems are dependent on such critical infrastructure and any cyberattack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of a cyberattack. For further information see the 'Risk, compliance and conduct management' chapter in Part 1 of this annual report on Form 20-F.
We have seen in recent years the information technology systems and networks of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to such information technology systems and networks have become increasingly complex and sophisticated, including through the use of AI. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyberattacks or other security incidents to our customers, affected individuals or regulators, as applicable.
If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyberattacks, penetrations, compromises, breaches or circumventions of our information technology systems or networks or experience other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to data privacy and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyberattack, data breach or security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.
Any of the cyberattacks, data breaches, data losses and other security incidents described above could have a material adverse effect on our business, financial condition and results of operations.
2.3.3 We rely on third parties and affiliates for important products and services.
Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support and software, information technology production and support, internet connections and network access, including cloud-based services, as well as those of our service providers. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction.
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
2.3.4 We utilize artificial intelligence, which could expose us to liability or adversely affect our business.
We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services.
However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false inferences or outputs; AI may subject us to new or heightened legal, regulatory, ethical or other challenges; AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, any of which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent disclosure or incorporation of our proprietary, confidential, sensitive or personal information into publicly available or third-party training sets which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.
2.4 Liquidity and funding risks
2.4.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.
Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuance or escalation of the war in Ukraine and of the conflict in the Middle East. While we have in place liquidity management processes to mitigate and control these risks, as well as an organizational model based on autonomous subsidiaries in terms of capital and liquidity which limits the possibility of contagion between them, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities.
Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates, such as those announced throughout 2022 and 2023

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
In the first half of 2023, the liquidity issues faced by Silicon Valley Bank and other banks in the United States, and the issues faced by the Swiss bank Credit Suisse, caused withdrawals of deposits from these banks and volatility in international markets. Central banks took measures designed to guarantee the liquidity of the banking system. Although we do not have material exposure to the affected banks, the spread or potential spread of these or other issues to the broader financial sector could have a material adverse effect on our operating results, financial condition and prospects.
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
Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At 31 December 2023, our LCR ratio was 166%, above the 100% minimum requirement. The NSFR provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. At the end of 2023, this ratio stood at 123% for the Group and over 100% for all our main subsidiaries.
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
We have the following ratings by the major rating agencies as of the report dates indicated below:

Banco Santander, S.A.
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A- (Senior A)	F2 (Senior F1)	Dec 2023	Stable
Moody's	A2	P-1	Jul 2023	Stable
Standard & Poor's	A+	A-1	Oct 2023	Stable
DBRS	A (High)	R-1 (Middle)	Sep 2023	Stable

Santander UK, plc
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A+	F1	Dec 2023	Stable
Moody's	A1	P-1	Jun 2023	Stable
Standard & Poor's	A	A-1	Jun 2023	Stable

Banco Santander (Brasil)		(Foreign currency)
Rating agency	Long term	Short term	Last report update	Outlook
Moody's	Ba1	-	Feb 2023	Stable
Standard & Poor's	BB	B	Dec 2023	Stable
We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2023, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch, we would be required to post up to EUR 210 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to EUR 178 million in additional collateral. We estimate that as of 31 December 2023, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £1.2 billion (equivalent to EUR 1.4 billion) of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £0.8 billion (equivalent to EUR 0.9 billion) of cash and collateral under secured funding and derivatives contracts.
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
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander's ratings is linked, to a large extent, to the general macroeconomic outlook which includes the impact of the continuance or escalation of the war in Ukraine and of the conflict in the Middle East on our asset quality, profitability and capital. Failure to maintain favourable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.
2.5 Market risks
2.5.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.
Our financial results are constantly exposed to market risk. In 2022 and 2023, inflationary pressures, increases in the prices of energy, oil, gas and other commodities and the continuance or escalation of the war in Ukraine and of the conflict in the Middle East caused and could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.
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
Variations in our interest income / (charges)

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
Throughout 2022 and 2023, central banks, including the ECB, the Bank of England and the Federal Reserve, increased interest rates to contain inflation.
Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. Additionally, a shrinking yield premium between short-term and long-term market interest rates coupled with inflation, could adversely affect our business and results of operations.
At 31 December 2023, the risk on net interest income over a one year period, measured as the sensitivity to parallel changes in the worst-case scenario of ±100 basis points, (i) was positive in Europe (i.e., a decrease in interest rates would potentially produce a decrease in net interest income) and mainly in the euro, at EUR 886 million, the British pound at EUR 246 million, the Polish zloty, at EUR 24 million, and the US dollar, at EUR 99 million; (ii) was positive in North America (i.e., a decrease in interest rates would potentially produce a decrease in net interest income) and the risk was mainly located in the US (EUR 117 million); and (iii) was negative in South America (i.e., an increase in interest rates would potentially produce a decrease in net interest income) and was mainly found in Chile (EUR 36 million) and Brazil (EUR 141 million).
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
In relation to structural balance sheet risks:
•At 31 December 2023, the maximum expected loss in the value of assets and liabilities due to variations in interest rate was EUR 380.2 million (EUR 304.5 million and EUR 287.8 million at 31 December 2022 and 2021, respectively), measured with a VaR confidence level of 99% and a temporary horizon of one day.
•At 31 December 2023, the maximum expected loss in the value of assets and liabilities due to variations in exchange rate was EUR 642.9 million (EUR 461.0 million and EUR 655.2 million at 31 December 2022 and 2021, respectively), measured with a VaR confidence level of 99% and a temporary horizon of one day.
•At 31 December 2023, the maximum expected loss in the value of assets and liabilities due to variations in equity portfolio was EUR 171.1 million (EUR 195.4 million and EUR 309.1 million at 31 December 2022 and 2021, respectively), measured with a VaR confidence level of 99% and a temporary horizon of one day.
In relation to the trading portfolio, the Santander Corporate & Investment Banking segment VaR closed December 2023 with EUR 13.5 million.
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
At 31 December 2023, the notional value of the trading derivatives in our books amounted to EUR 7,837,818 million (with a market value of EUR 56,328 million of debit balance and EUR 50,589 million of credit balance).
At 31 December 2023, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to EUR 418,294 million (with market value of EUR 5,297 million in assets and EUR 7,656 million in liabilities).
2.5.3 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.
In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the war in Ukraine and the covid-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.
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
We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect to goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. In 2021 we recognized an impairment of goodwill of EUR 6 million, while no impairment was recognized in 2022 and an impairment of EUR 20 million was recognized in 2023. See note 17 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.
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
At 31 December 2023, our provision for pensions and other obligations amounted to EUR 3,105 million. See more information in note 25.c) to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
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
We also have to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to us by our subsidiaries. In 2020, given the uncertainties about the economic impact of the covid-19 pandemic, the ECB, the Prudential Regulation Authority of the UK and the Federal Reserve of the United States, imposed limitations on the distribution of dividends which were in force until the third quarter of 2021. Since then, supervisors assess the capital and dividend distribution plans for each entity as part of their regular supervisory process and make individualized recommendations.
To the extent that these recommendations, or other similar measures that may be taken by supervisory authorities from other regions, are applied by some of our subsidiaries, it could have a material adverse effect on our business, financial condition and results of operations.
At 31 December 2023, dividend income for Banco Santander, S.A. represented 52% of its total income.
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
New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behaviour, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger, AI and/or biometrics, to provide services such as digital currencies, cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities and could entail new direct risks (including financial and non-financial risks) and indirect risks related to loss of business opportunities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Further growth of such new technologies and mobile banking platforms could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate further changes to our retail distribution strategy, which may include closing, restructuring and/or selling certain branches (as we have been doing in recent years). These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to implement such changes to our distribution strategy swiftly and effectively could have an adverse effect our competitive position. As part of these restructuring processes, in 2021 we faced costs for a net impact of EUR -530 million, mainly in the UK and Portugal, while no restructuring costs were accounted for in 2022 and 2023.
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
Furthermore, there is no assurance that the changes to our operating model that became effective on 1 January 2024, which included the reorganization of our primary and secondary segments, will yield all of the expected benefits in the timeframes that we expect, if at all.
2.7 Risk management
2.7.1 Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management systems, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.
Risk management is a central part of our activities. We seek to manage and control our risk exposure through a forward-looking management model, based on robust governance and advanced risk management tools, supported by a risk culture that permeates the organization. While our management model uses a broad and diversified set of risk monitoring, control and mitigation techniques, such management model may not be fully effective at mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or information technology systems errors. In exercising their judgement on our customers' current or future credit risk behaviour, our management models may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.
Some of the models and other analytical and judgement-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or we may be precluded from using them. Any of these possible situations could limit our ability to expand our businesses or have a material impact on our financial results.
We set concentration limits according to risk appetite, we develop risk policies and reviews to manage credit risk concentration and we are subject to regulatory limits on large exposures. However, if we fail to anticipate deteriorating sectors or regions, we fail to comply with internal or regulatory concentration limits, or if one or more of our largest borrowers fail to service their loans, our operating results, financial condition and prospects could be adversely affected.
Failure to effectively implement, consistently monitor or continuously improve our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.
In addition, failure to successfully execute any of our decisions and actions affecting or changing our practices, operations, priorities, strategies, policies, procedures, or frameworks, could have a material adverse effect on us.
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
We use models for admission (scoring and rating) and behavioural credit processes, for the calculation of capital, provisions, market and structural risk, operational, compliance and liquidity risk. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates and forecasts. It involves simplified representations of real world relationships between characteristics, values and observed assumptions that allows us to focus on specific aspects.
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
Unprecedented movement in economic and market drivers related to external events such as the war in Ukraine, the conflict in the Middle East and the covid-19 pandemic, required monitoring and adjustment of financial models (including credit loss models, capital models, traded risk models and models used in the asset/liability management process) to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also resulted in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models was and may continue to be impacted by the consequences of external events. In addition, data obtained during these external events may not be representative and may distort the calibration of the models in the future, which could have a material adverse effect on us.
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
These primary drivers could materialize, among others, in the following financial risks:

•Credit risks: Physical climate change could lower corporate revenues, increase operating costs and lead to increased credit exposure. Severe weather could also affect collateral value. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.
•Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation and lead to higher volatility.
•Liquidity risks: Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or solve climate-related problems. Extreme weather events could also affect the value of our high-quality liquid assets or cause sovereign debt to rise limiting our access to capital markets.
•Operational risks: Severe weather events could directly damage assets and impact business continuity, both our customers' and ours. Climate-related financial risks could also cause operational risk losses from litigation if, for example, we are perceived to misrepresent sustainability-related practices, achievements, metrics goals or targets.
•Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing focus, pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.
•Reputational risks: Our reputation and client relationships may be damaged as a result of our practices, disclosures and decisions related to climate change and the environment, or to the practices or involvement of our clients, vendors or suppliers in certain industries or projects being associated with causing or exacerbating climate change. Furthermore, parties who may suffer losses from the effects of climate change may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders. We could face conduct risks derived from misrepresentations in our sustainability-related disclosures, including our practices, achievements, metrics, goals and targets or the sustainability characteristics of our products or of our customers, investors or other stakeholders (greenwashing).
•Strategic risks: Our strategy could be affected if we fail to achieve our net-zero or other targets, including those related to the activities that we finance and those concerning our own operations.
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
We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high-quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because the climate-related information is based on current expectations and future estimates about Santander's and third-parties' operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates, targets or commitments or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
Maintaining a robust risk management framework based on robust ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could materially and adversely affect our perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition, and prospects as well as damage our customers' and investors' confidence and the market price of our securities. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cybersecurity incident), dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behaviour, actual or alleged conduct in any number of activities, including lending practice, sales and marketing, corporate governance and corporate culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.
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
We may be the subject of misinformation and misrepresentations deliberately propagated in media or social media to harm our reputation or for other deceitful purposes, or by profiteering short sellers seeking to gain an illegal market advantage by spreading false information about us. There can be no assurance that we will effectively neutralize and contain a false information that may be propagated regarding the Group, which could have an adverse effect on our operating results, financial condition and prospects.
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
3.2.3 Disclosure controls and procedures over financial and non-financial reporting may not prevent or detect all errors or acts of fraud.

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

Disclosure controls and procedures, including internal controls over financial and non-financial reporting (including climate-related reporting), are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have inherent limitations which include the possibility that judgements in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2023			2022			2021
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions (A)	310,887	16,467	5.30%	304,935	7,139	2.34%	265,417	2,682	1.01%
Domestic	117,332	4,694	4.00%	111,697	1,166	1.04%	112,621	809	0.72%
International - Mature markets	124,570	5,611	4.50%	139,105	1,971	1.42%	109,672	542	0.49%
International - Developing markets	68,985	6,162	8.93%	54,133	4,002	7.39%	43,124	1,331	3.09%

Of which
Reverse repurchase agreements	55,570	4,745	8.54%	39,572	1,862	4.71%	38,236	707	1.85%
Domestic	24,292	1,336	5.50%	19,072	146	0.77%	23,390	29	0.12%
International - Mature markets	4,845	278	5.74%	4,713	55	1.17%	5,101	15	0.29%
International - Developing markets	26,433	3,131	11.85%	15,787	1,661	10.52%	9,745	663	6.80%

Loans and advances to customers	1,036,547	70,619	6.81%	1,031,226	54,110	5.25%	943,071	38,649	4.10%
Domestic	265,322	10,581	3.99%	272,826	5,929	2.17%	254,232	4,799	1.89%
International - Mature markets	546,641	28,771	5.26%	552,674	19,821	3.59%	513,910	16,090	3.13%
International - Developing markets	224,584	31,267	13.92%	205,726	28,360	13.79%	174,929	17,760	10.15%

Of which
Reverse repurchase agreements	46,382	3,603	7.77%	43,505	1,026	2.36%	36,660	60	0.16%
Domestic	8,725	261	2.99%	9,509	42	0.44%	9,521	7	0.07%
International - Mature markets	36,546	3,210	8.78%	33,068	919	2.78%	25,622	18	0.07%
International - Developing markets	1,111	132	11.88%	928	65	7.00%	1,517	35	2.31%

Debt securities	224,304	14,501	6.46%	183,013	10,416	5.69%	168,834	5,724	3.39%
Domestic	71,507	2,503	3.50%	45,932	809	1.76%	42,740	313	0.73%
International - Mature markets	51,327	1,444	2.81%	43,877	803	1.83%	40,579	446	1.10%
International - Developing markets	101,470	10,554	10.40%	93,204	8,804	9.45%	85,515	4,965	5.81%

Income from hedging operations		3,561			(236)			(723)
Domestic		(45)			16			20
International - Mature markets		2,955			480			(91)
International - Developing markets		651			(732)			(652)

Other interest		104			1			131
Domestic		(47)			(121)			(29)
International - Mature markets		63			40			13
International - Developing markets		88			82			147

Total Interest earning assets	1,571,738	105,252	6.70%	1,519,174	71,430	4.70%	1,377,322	46,463	3.37%
Domestic	454,161	17,686	3.89%	430,455	7,799	1.81%	409,593	5,912	1.44%
International - Mature markets	722,538	38,844	5.38%	735,656	23,115	3.14%	664,161	17,000	2.56%
International - Developing markets	395,039	48,722	12.33%	353,063	40,516	11.48%	303,568	23,551	7.76%
Other non-interest earning assets	201,365			201,099			186,577
Assets from discontinued operations	—			—			—
Total Average Assets	1,773,103	105,252		1,720,273	71,430		1,563,899	46,463
Note: As of 31 December 2023, 2022 and 2021, Total average assets attributed to international activities accounted for 69%, 70% and 69%, respectively, of the Group’s Total average assets. (International - Mature markets accounted for 44%, 46% and 46% and International - Developing markets accounted for 25%, 24% and 23%, respectively).

(A) As of 31 December 2022 and 2021, interest includes income from liabilities reported in 'Deposits from central banks and credit institutions' related to funding from the European Central Bank.

	Year ended 31 December,
	2023			2022			2021
LIABILITIES AND STOCKHOLDERS' EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Deposits from central banks and credit institutions (B)	175,164	9,350	5.34%	214,879	3,636	1.69%	197,997	1,750	0.88%
Domestic	62,366	2,723	4.37%	92,373	560	0.61%	96,209	376	0.39%
International - Mature markets	63,456	2,989	4.71%	78,230	972	1.24%	63,047	227	0.36%
International - Developing markets	49,342	3,638	7.37%	44,276	2,104	4.75%	38,741	1,147	2.96%

Of which
Repurchase agreements	55,619	3,737	6.72%	34,298	1,349	3.93%	28,763	703	2.44%
Domestic	34,123	1,686	4.94%	17,321	186	1.07%	11,268	18	0.16%
International - Mature markets	6,542	388	5.93%	2,743	50	1.82%	2,300	8	0.35%
International - Developing markets	14,954	1,663	11.12%	14,234	1,113	7.82%	15,195	677	4.46%

Customer deposits	1,011,471	33,238	3.29%	963,359	16,994	1.76%	870,063	5,452	0.63%
Domestic	302,379	3,269	1.08%	286,233	698	0.24%	272,352	282	0.10%
International - Mature markets	468,602	12,386	2.64%	460,386	3,279	0.71%	406,890	706	0.17%
International - Developing markets	240,490	17,583	7.31%	216,740	13,017	6.01%	190,821	4,464	2.34%

Of which
Repurchase agreements	73,193	7,084	9.68%	57,646	3,199	5.55%	41,475	520	1.25%
Domestic	4,602	263	5.71%	2,327	24	1.03%	7,918	—	—%
International - Mature markets	46,992	4,125	8.78%	37,380	1,099	2.94%	19,311	6	0.03%
International - Developing markets	21,599	2,696	12.48%	17,939	2,076	11.57%	14,246	514	3.61%

Marketable debt securities (A)	288,345	12,751	4.42%	255,721	8,464	3.31%	234,887	4,838	2.06%
Domestic	134,045	4,184	3.12%	111,682	2,262	2.03%	104,602	1,538	1.47%
International - Mature markets	108,912	4,219	3.87%	107,374	2,262	2.11%	102,330	1,670	1.63%
International - Developing markets	45,388	4,348	9.58%	36,665	3,940	10.75%	27,955	1,630	5.83%

Of which
Commercial paper	29,195	1,329	4.55%	17,907	375	2.09%	17,794	135	0.76%
Domestic	21,509	888	4.13%	12,377	222	1.79%	12,247	22	0.18%
International - Mature markets	5,641	243	4.31%	4,280	60	1.40%	4,582	59	1.29%
International - Developing markets	2,045	198	9.68%	1,250	93	7.44%	965	54	5.60%

Other interest-bearing liabilities (C)	23,139	638	2.76%	23,861	216	0.91%	27,855	216	0.78%
Domestic	16,109	469	2.91%	16,616	93	0.56%	20,179	70	0.35%
International - Mature markets	4,830	1	0.02%	5,416	1	0.02%	5,822	30	0.52%
International - Developing markets	2,200	168	7.64%	1,829	122	6.67%	1,854	116	6.26%

Expenses from hedging operations		4,436			2,055			(368)
Domestic		1,045			218			(153)
International - Mature markets		1,756			207			(147)
International - Developing markets		1,635			1,630			(68)

Other interest		1,578			1,446			1,205
Domestic		567			435			306
International - Mature markets		304			186			109
International - Developing markets		707			825			790

Total interest-bearing liabilities	1,498,119	61,991	4.14%	1,457,820	32,811	2.25%	1,330,802	13,093	0.98%
Domestic	514,899	12,257	2.38%	506,904	4,266	0.84%	493,342	2,419	0.49%

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2023			2022			2021
LIABILITIES AND STOCKHOLDERS' EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
International - Mature markets	645,800	21,655	3.35%	651,406	6,907	1.06%	578,089	2,595	0.45%
International - Developing markets	337,420	28,079	8.32%	299,510	21,638	7.22%	259,371	8,079	3.11%

Other non-interest bearing liabilities	173,299			163,832			138,824
Non-Controlling interest	8,650			8,635			10,140
Stockholders' Equity	93,035			89,986			84,133
Liabilities from discontinued operations	—			—			—
Total average liabilities and Stockholders' Equity	1,773,103	61,991		1,720,273	32,811		1,563,899	13,093
Note: As of 31 December 2023, 2022 and 2021, Total average liabilities attributed to international activities accounted for 65%, 65% and 63%, respectively, of the Group’s Total average liabilities. (International - Mature markets accounted for 41%, 43% and 42% and International - Developing markets accounted for 24%, 22% and 21%, respectively).
(A)Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under 'Other non-interest bearing liabilities'.
(B)As of 31 December 2022 and 2021, interest includes expenses from assets reported in 'Cash and deposits on demand and loans and advances to central banks and credit institutions' related to liquidity placed in the European Central Bank.
(C) Includes 'Liabilities under insurance or reinsurance contracts', reflecting the retrospective application of the new accounting standard IFRS 17 from 1 January 2023, which meant the reclassification of a portfolio of products for approximately EUR 16 billion registered as of 31 December 2022 (EUR 18 billion at 31 December 2021) in 'Customer deposits' to 'Liabilities under insurance or reinsurance contracts' (see note 1.b to our consolidated financial statements in Part 1 of this report). The 2022 and 2021 average balance information has been updated for comparative purposes but not the Interest information, following the approach adopted by the Group in the financial statements.

Changes in Interest Income / (Charges)-Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income attributable to changes in average volume and changes in average rate for 2023 compared to 2022 and 2022 compared to 2021. We have calculated volume variances based on changes in average balances and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities, as applicable. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates'.

	Year ended 31 December,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	1,064	8,264	9,328
Domestic	62	3,466	3,528
International - Mature markets	(226)	3,866	3,640
International - Developing markets	1,228	932	2,160

Of which
Reverse repurchase agreements	1,291	1,592	2,883
Domestic	50	1,140	1,190
International - Mature markets	2	221	223
International - Developing markets	1,239	231	1,470

Loans and advances to customers	2,237	14,272	16,509
Domestic	(167)	4,819	4,652
International - Mature markets	(219)	9,169	8,950
International - Developing markets	2,623	284	2,907

Of which
Reverse repurchase agreements	117	2,460	2,577
Domestic	(4)	223	219
International - Mature markets	106	2,185	2,291
International - Developing markets	15	52	67

Debt securities	1,583	2,502	4,085
Domestic	611	1,083	1,694
International - Mature markets	154	487	641
International - Developing markets	818	932	1,750

Income from hedging operations	3,797	—	3,797
Domestic	(61)	—	(61)
International - Mature markets	2,475	—	2,475
International - Developing markets	1,383	—	1,383

Other interest	103	—	103
Domestic	74	—	74
International - Mature markets	23	—	23
International - Developing markets	6	—	6

Total Interest earning assets	8,784	25,038	33,822
Domestic	519	9,368	9,887

	Year ended 31 December,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
International - Mature markets	2,207	13,522	15,729
International - Developing markets	6,058	2,148	8,206

	Year ended 31 December,
	2022 / 2021
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	586	3,871	4,457
Domestic	(7)	364	357
International - Mature markets	180	1,249	1,429
International - Developing markets	413	2,258	2,671

Of which
Reverse repurchase agreements	523	632	1,155
Domestic	(6)	123	117
International - Mature markets	(1)	41	40
International - Developing markets	530	468	998

Loans and advances to customers	5,138	10,323	15,461
Domestic	368	762	1,130
International - Mature markets	1,274	2,457	3,731
International - Developing markets	3,496	7,104	10,600

Of which
Reverse repurchase agreements	(11)	977	966
Domestic	0	35	35
International - Mature markets	7	894	901
International - Developing markets	(18)	48	30

Debt securities	546	4,146	4,692
Domestic	25	471	496
International - Mature markets	39	318	357
International - Developing markets	482	3,357	3,839

Income from hedging operations	487	—	487
Domestic	(4)	—	(4)
International - Mature markets	571	—	571

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2022 / 2021
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
International - Developing markets	(80)	—	(80)

Other interest	(130)	—	(130)
Domestic	(92)	—	(92)
International - Mature markets	27	—	27
International - Developing markets	(65)	—	(65)

Total Interest earning assets	6,627	18,340	24,967
Domestic	290	1,597	1,887
International - Mature markets	2,091	4,024	6,115
International - Developing markets	4,246	12,719	16,965

	Year ended 31 December,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Deposits from central banks and credit institutions	(190)	5,904	5,714
Domestic	(238)	2,401	2,163
International - Mature markets	(216)	2,233	2,017
International - Developing markets	264	1,270	1,534

Of which
Repurchase agreements	506	1,882	2,388
Domestic	318	1,182	1,500
International - Mature markets	129	209	338
International - Developing markets	59	491	550

Customer Deposits	1,632	14,612	16,244
Domestic	42	2,529	2,571
International - Mature markets	60	9,047	9,107
International - Developing markets	1,530	3,036	4,566

Of which
Repurchase agreements	837	3,048	3,885
Domestic	42	197	239
International - Mature markets	347	2,679	3,026
International - Developing markets	448	172	620

Marketable debt securities	1,420	2,867	4,287
Domestic	519	1,403	1,922

	Year ended 31 December,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
International - Mature markets	33	1,924	1,957
International - Developing markets	868	(460)	408

Of which
Commercial paper	336	618	954
Domestic	241	425	666
International - Mature markets	24	159	183
International - Developing markets	71	34	105

Other interest-bearing liabilities (3)	24	398	422
Domestic	(3)	379	376
International - Mature markets	0	0	0
International - Developing markets	27	19	46

Expenses from hedging operations	2,381	—	2,381
Domestic	827	—	827
International - Mature markets	1,549	—	1,549
International - Developing markets	5	—	5

Other interest	132	—	132
Domestic	132	—	132
International - Mature markets	118	—	118
International - Developing markets	(118)	—	(118)

Total interest-bearing liabilities	5,399	23,781	29,180
Domestic	1,279	6,712	7,991
International - Mature markets	1,544	13,204	14,748
International - Developing markets	2,576	3,865	6,441

	Year ended 31 December,
	2022 / 2021
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Deposits from central banks and credit institutions	234	1,652	1,886
Domestic	(16)	200	184
International - Mature markets	67	678	745
International - Developing markets	183	774	957

Of which
Repurchase agreements	(29)	675	646
Domestic	14	154	168
International - Mature markets	2	40	42
International - Developing markets	(45)	481	436

Customer Deposits	802	10,740	11,542
Domestic	15	401	416
International - Mature markets	105	2,468	2,573
International - Developing markets	682	7,871	8,553

Of which
Repurchase agreements	175	2,504	2,679
Domestic	—	24	24
International - Mature markets	11	1,082	1,093
International - Developing markets	164	1,398	1,562

Marketable debt securities	819	2,807	3,626
Domestic	110	614	724
International - Mature markets	86	506	592
International - Developing markets	623	1,687	2,310

Of which
Commercial paper	14	226	240
Domestic	0	200	200
International - Mature markets	(4)	5	1
International - Developing markets	18	21	39

Other interest-bearing liabilities (3)	(18)	18	0
Domestic	(14)	37	23
International - Mature markets	(2)	(27)	(29)
International - Developing markets	(2)	8	6

	Year ended 31 December,
	2022 / 2021
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(in millions of euros)
Expenses from hedging operations	2,423	—	2,423
Domestic	371	—	371
International - Mature markets	354	—	354
International - Developing markets	1,698	—	1,698

Other interest	241	—	241
Domestic	129	—	129
International - Mature markets	77	—	77
International - Developing markets	35	—	35

Total interest-bearing liabilities	4,501	15,217	19,718
Domestic	595	1,252	1,847
International - Mature markets	687	3,625	4,312
International - Developing markets	3,219	10,340	13,559
(1)We calculate the volume variance as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)We calculate the rate variance as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3) The volume and rate analysis is affected by the retrospective application of the new accounting standard IFRS 17 from 1 January 2023, which meant the reclassification of a portfolio of products for approximately EUR 16 billion as of 31 December 2022 (EUR 18 billion at 31 December 2021) registered at that date in 'Customer deposits' to 'Liabilities under insurance or reinsurance contracts' (see note 1.b to our consolidated financial statements in Part 1 of this report). The 2022 and 2021 average balance information has been updated for comparative purposes but not the Interest information, following the approach adopted by the Group in the financial statements.

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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2023	2022	2021
	(in millions of euros, except percentages)
Average interest earning assets	1,571,738	1,519,174	1,377,322
Domestic	454,161	430,455	409,593
International - Mature markets	722,538	735,656	664,161
International - Developing markets	395,039	353,063	303,568

Interest and similar income	105,252	71,430	46,463
Domestic	17,686	7,799	5,912
International - Mature markets	38,844	23,115	17,000
International - Developing markets	48,722	40,516	23,551

Interest income / (charges) (A)	43,261	38,619	33,370
Domestic	5,429	3,533	3,493
International - Mature markets	17,189	16,208	14,405
International - Developing markets	20,643	18,878	15,472

Gross yield (B)	6.70%	4.70%	3.37%
Domestic	3.89%	1.81%	1.44%
International - Mature markets	5.38%	3.14%	2.56%
International - Developing markets	12.33%	11.48%	7.76%

Net yield (C)	2.75%	2.54%	2.42%
Domestic	1.20%	0.82%	0.85%
International - Mature markets	2.38%	2.20%	2.17%
International - Developing markets	5.23%	5.35%	5.10%

Yield spread (D)	2.56%	2.45%	2.39%
Domestic	1.51%	0.97%	0.95%
International - Mature markets	2.03%	2.08%	2.11%
International - Developing markets	4.01%	4.26%	4.65%

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
(D)Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread for 2023 and 2022, see section 3.2 'Results' in the 'Economic and financial review' chapter in Part 1 of this annual report on Form 20-F. For a discussion of the changes in yield spread for 2022 and 2021, see section 3.2 'Results' in the 'Economic and financial review' chapter in Part 1 of our annual report for the year ended 2022 on Form 20-F.

Interest-earning assets-composition
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2023	2022	2021

Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	19.78%	20.07%	19.27%
Domestic	7.47%	7.35%	8.18%
International - Mature markets	7.93%	9.16%	7.96%
International - Developing markets	4.38%	3.56%	3.13%

Loans and advances to customers	65.95%	67.88%	68.47%
Domestic	16.88%	17.96%	18.46%
International - Mature markets	34.78%	36.38%	37.31%
International - Developing markets	14.29%	13.54%	12.70%

Debt securities	14.27%	12.05%	12.26%
Domestic	4.55%	3.02%	3.10%
International - Mature markets	3.27%	2.89%	2.95%
International - Developing markets	6.45%	6.14%	6.21%

5.2. Other statistical disclosure requirements
5.2.1. Assets
The following table shows as of 31 December 2023, the balances and weighted-average yields(*) for our debt securities not held at fair value through earnings, for each range of maturities:

	Year ended 31 December 2023
	Maturing Within 1 Year	Yield Within 1 Year	Maturing Between 1 and 5 Years	Yield 1 and 5 Years	Maturing Between 5 and 10 Years	Yield 5 and 10 Years	Maturing After 10 Years	Yield After 10 Years	Total
Debt securities	(in millions of euros, except percentages)
Domestic:
Spanish Government	1,497	1.69%	5,129	1.42%	18,387	2.52%	4,708	3.26%	29,721
Issued by financial institutions	1,459	9.29% (**)	44	0.68%	14	0.88%	—	—%	1,517
Other fixed-income securities	47	2.23%	238	5.33%	115	3.63%	110	3.14%	510
Total Domestic	3,003		5,411		18,516		4,818		31,748

International:
Mature
Foreign government	18,343	0.98%	8,266	3.05%	8,726	2.69%	11,242	3.34%	46,577
Issued by financial institutions	1,067	2.61%	4,333	3.83%	1,259	3.08%	16	2.48%	6,675
Other fixed-income securities	3,548	2.40%	2,036	5.52%	4,293	1.65%	9,200	1.86%	19,077
Total Mature	22,958		14,635		14,278		20,458		72,329
Developing
Foreign government	19,053	7.21%	32,608	7.14%	4,396	4.68%	2,448	6.88%	58,505
Issued by financial institutions	41	5.44%	1,118	2.05%	506	2.35%	1	4.15%	1,666
Other fixed-income securities	3,845	10.88%	7,290	10.78%	1,631	12.05%	110	10.02%	12,876
Total Developing	22,939		41,016		6,533		2,559		73,047
Total international	45,897		55,651		20,811		23,017		145,376
Total debt securities	48,900		61,062		39,327		27,835		177,124
(*) For each range of maturities, the weighted-average yield is calculated as the sum of the product of the balances of the debt securities maturing in that period multiplied by their respective interest rates, divided by the total balance of the debt securities maturing in that period..
(**) Includes 3 medium-term notes in BRL issued by the Instituto de Crédito Oficial (Spain).

Loan portfolio
At 31 December 2023, our total loans and advances to customers equalled EUR 1,059.1 billion (59% of our total assets). Net of allowances for credit losses, loans and advances to customers equalled EUR 1,036.3 billion at 31 December 2023 (58% of our total assets). In addition to loans, we had outstanding as of 31 December 2023, 2022 and 2021,
EUR 279.6 billion, EUR 274.1 billion and EUR 262.7 billion, respectively, of undrawn balances available to third parties.
At 31 December 2023, our loans and advances to associated companies and jointly controlled entities amounted to EUR 9,275 million (see notes 5.f and 53 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F).
Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at 31 December 2023 was EUR 1.6 billion (0.15% of total loans and advances, including government-related loans), and the five next largest exposures totalled EUR 5.9 billion (0.6% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans, by type and status, as of 31 December 2023:

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

	Maturity
	Less than one year		One to five years		Five to fifteen years		Over fifteen years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans and advances to customers in Spain: (A)
Commercial credit	14,124	4%	—	—%	70	—%	—	—%	14,194	1%
Secured loans	4,516	1%	12,015	4%	30,638	16%	47,322	21%	94,491	9%
Reverse repurchase agreements	762	—%	—	—%	—	—%	—	—%	762	—%
Other term loans	20,475	6%	35,515	11%	19,246	10%	2,073	1%	77,309	7%
Finance leases	469	—%	2,872	1%	1,095	1%	9	—%	4,445	—%
Receivable on demand	2,461	1%	8	—%	3	—%	—	—%	2,472	—%
Credit cards receivables	2,149	1%	207	—%	5	—%	—	—%	2,361	—%
Impaired assets	2,911	1%	2,157	1%	1,428	1%	1,150	1%	7,646	1%
Total loans and advances to customers in Spain	47,867	15%	52,774	17%	52,485	28%	50,554	23%	203,680	19%

Loans and advances to customers outside Spain: (A)
Commercial credit	39,530	12%	1,850	1%	54	—%	—	—%	41,434	4%
Secured loans	65,791	20%	127,960	41%	103,124	54%	163,009	73%	459,884	43%
Reverse repurchase agreements	38,187	12%	1,733	1%	—	—%	3,502	2%	43,422	4%
Other term loans	83,712	25%	98,922	31%	29,534	16%	6,008	3%	218,176	21%
Finance leases	11,861	4%	21,738	7%	670	—%	9	—%	34,278	3%
Receivable on demand	8,758	3%	821	—%	225	—%	1	—%	9,805	1%
Credit cards receivables	20,125	6%	1,824	1%	61	—%	—	—%	22,010	2%
Impaired assets	13,914	4%	7,107	2%	4,181	2%	1,246	1%	26,448	2%
Total loans and advances to customers outside Spain	281,878	85%	261,955	83%	137,849	72%	173,775	77%	855,457	81%

Total loans and advances to customers, gross	329,745	100%	314,729	100%	190,334	100%	224,329	100%	1,059,137	100%

(A) Credit of any nature granted to credit institutions is included in the 'Loans and advances to credit institutions' caption of our balance sheet.

Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans, by type and status, having a maturity of more than one year at 31 December 2023:

	Fixed and variable rate loans having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)

Fixed rate
Commercial credit	70	496	566
Secured loans	30,915	276,993	307,908
Reverse repurchase agreements	—	2,323	2,323
Other term loans	42,932	68,490	111,422
Finance leases	2,234	17,528	19,762
Receivable on demand	9	933	942
Credit cards receivables	212	1,818	2,030
Impaired assets	1,791	7,758	9,549
Total Fixed rate	78,163	376,339	454,502
Variable rate
Commercial credit	—	1,408	1,408
Secured loans	59,060	117,100	176,160
Reverse repurchase agreements	—	2,912	2,912
Other term loans	13,902	65,974	79,876
Finance leases	1,742	4,889	6,631
Receivable on demand	2	114	116
Credit cards receivables	—	67	67
Impaired assets	2,944	4,776	7,720
Total Variable rate	77,650	197,240	274,890
Total	155,813	573,579	729,392

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

Credit Ratios
The following table sets out the impairment losses to total loans outstanding ratio and the net charge-offs to average loans outstanding ratios for the periods ended 31 December 2023, 2022 and 2021 (see note 10 to our 'Consolidated financial statements'):

	31 December
	2023	2022	2021
	(in millions of euros, except percentages)
Impairment losses to total loans outstanding	2.15%	2.14%	2.31%

Allowances for credit losses	22,788	22,684	22,964
Total loans outstanding	1,059,137	1,058,688	995,646

Net Charge-offs during the period to average loans outstanding:
Commercial credit	0.28%	0.38%	0.23%
Net Charge-off during the period	141	197	89
Average loans outstanding	49,673	51,535	39,513

Secured loans	0.63%	0.85%	0.69%
Net Charge-off during the period	3,652	4,990	3,702
Average loans outstanding	582,007	583,899	538,935

Reverse repurchase agreements	n/a	n/a	n/a
Net Charge-off during the period	n/a	n/a	n/a
Average loans outstanding	46,382	43,505	36,660

Other term loans	2.21%	1.43%	1.06%
Net Charge-off during the period	6,730	4,308	3,020
Average loans outstanding	304,776	301,252	284,235

Finance leases	0.11%	0.31%	0.10%
Net Charge-off during the period	44	125	37
Average loans outstanding	38,764	39,829	38,348

Receivable on demand	1.49%	1.73%	0.36%
Net Charge-off during the period	196	207	35
Average loans outstanding	13,132	11,964	9,640

Credit cards receivables	6.01%	4.12%	4.25%
Net Charge-off during the period	1,492	949	823
Average loans outstanding	24,832	23,039	19,360

Total Loans	1.16%	1.02%	0.80%
Net Charge-off during the period	12,255	10,776	7,706
Average loans outstanding	1,059,566	1,055,023	966,690
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

	At 31 December,
	2023	2022	2021
	(in millions of euros, except percentages)
Computable credit risk (A)	1,133,898	1,124,121	1,051,115

Credit impaired balances	35,620	34,673	33,234

Allowances for credit impaired balances	23,490	23,418	23,698

Net loans and contingent liabilities charged-off	12,255	10,776	7,706

Ratios:
NPL ratio (B)	3.14%	3.08%	3.16%
Coverage ratio (C)	66%	68%	71%
Net loan and contingent liabilities charged-off to computable credit risk	1.08%	0.96%	0.73%

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

5.2.2. Liabilities

Deposits
The primary components of our customer deposits and our deposits from central banks and credit institutions are demand, time and notice deposits. Our retail customers are the primary source of our demand, time and notice deposits. For an analysis of average domestic and international deposits for 2023, 2022 and 2021, see section 5.1.'Average Balance Sheets and Interest Rates’.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system was 26% at 30 September 2023 (most recent available data), according to figures published by the Spanish Banking Association (‘AEB’) and the Confederación Española de Cajas de Ahorros (‘CECA’). See section 9. 'Competition'.
The following table shows the amounts of insured and uninsured total customer deposits excluding repurchase agreements.

	31 December 2023	31 December 2022	31 December 2021
	(in millions of euros)

Insured deposits	502,461	485,288	470,571
Uninsured deposits	465,886	461,043	393,626
Total deposits	968,347	946,331	864,197
Note: From 1 January 2023, we apply retrospectively IFRS 17 'Insurance Contracts and amendments to IFRS 17' which meant a reclassification for an amount of approximately EUR 16 billion as of 31 December 2022 (EUR 18 billion at 31 December 2021) from a portfolio of products registered in 'Customer deposits' to 'Liabilities covered by insurance or reinsurance contracts'. See note 1.b to our consolidated financial statements included in Part 1 of this report.

The table below shows, as of 31 December 2023, the amounts of insured and uninsured customer time deposits. In addition, the table shows the amounts of uninsured time deposits either because they exceed the deposit insurance regimes or other reasons.

31 December 2023
Time deposits	(in millions of euros)
Insured time deposits	98,569
Uninsured time deposits	208,516
Excess over guaranteed limit	120,402
Otherwise uninsured	88,113
Total time deposits	307,085

The following table shows the maturity of uninsured customer time deposits for the year ended 31 December 2023.

	31 December 2023
	Domestic	International	Total
	(in millions of euros)

Under 3 months	37,516	79,362	116,878
3 to 6 months	10,504	13,929	24,433
6 to 12 months	6,656	23,109	29,765
Over 12 months	11,569	25,871	37,440
Total	66,245	142,271	208,516

The following table contains information of the deposit insurance regimes in the main countries where we are present:

Country	Guarantee fund	Definition
Spain	Fondo de Garantía de Depósitos (FGD)	The FGD guarantees deposits in cash and securities or other financial instruments held by credit institutions, up to the limit of EUR 100,000 for cash deposits or, in the case of deposits in other currencies, the equivalent sum at the applicable exchange rates. The FGD also guarantees the following deposits, irrespective of their amount, for three months from the moment the funds have been credited or these deposits have become legally transferable: (1) deposits from real estate transactions involving private residential properties; (2) deposits deriving from payments received by the depositor on a one-off basis in connection with marriage, divorce, retirement, dismissal, disability or death; and (3) deposits concerning insurance payments or indemnity payments for damages as a result of a criminal act or judicial error.
UK	The Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme (FSCS) protects UK authorised banks, building societies and credit unions up to £85,000 per depositor in the event of their insolvency. If deposits or savings are in a joint account the total of FSCS protection doubles to £170,000. The FSCS is fully funded by the financial services industry. Firms authorized by the FCA and the PRA pay an annual levy which is calculated based on the size of the firm.
Portugal	Fundo de Garantia de Depósitos
The Fundo de Garantía de Depósitos guarantees the reimbursement of the total value of the cash balances of each depositor, per participating credit institution, up to a limit of EUR 100,000. However, the following deposits will be fully guaranteed and, as such, potentially beyond the EUR 100,000 limit, for a period of one year from the date the amount has been credited to the relevant deposit account: deposits related to private urban residential real estate transactions; deposits with social purposes; and deposits resulting from insurance payments or compensation for damages.

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
The level of coverage in all the countries of the European Union since 31 December 2010, is EUR 100,000 (or its equivalent in national currency).

US	Federal Deposit Insurance Corporation (FDIC)	The standard insurance amount is US$250,000 per depositor, per insured bank, for each account ownership category. A deposit account opened in an FDIC-insured bank is automatically covered.
Mexico	Instituto para la Protección al Ahorro Bancario (IPAB)
The IPAB is the federal institution (decentralized of the Ministry of Finance and Public Credit of Mexico) responsible for protecting depositors. Deposit insurance coverage is limited to a maximum of 400,000 UDIs ('Unidades de Inversión’, which are inflation indexed currency units) per bank and depositor. The IPAB guarantees, among others, funds deposited in savings accounts, time deposits such as certificates of deposit and deposits associated to debit cards.

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
The ‘Ley General de Bancos’ protects depositors according to certain limits defined by articles 144 to 153 in paragraph 3 of title XV. The guarantee covers individually a maximum of 200 UFs ('Unidades de Fomento’, which are inflation indexed currency units) per credit institution and calendar year; and the maximum of the guarantee of all the obligations that the banking system has with the same individual will be of 400 UFs per calendar year. Exceptions: (i) the guarantee does not cover term deposits, savings accounts balances and notes where the depositor is an institution (including profit and non-profit institutions); and (ii) the guarantee covers 100% of demand deposits (both for institutions and individuals) in the event of forced liquidation of a bank .

Argentina	Sistema de Seguros de Depósitos
The Deposit Insurance System guarantees up to AR$ 6,000,000 per person, account and deposit. In the accounts in name of two or more persons, the guarantee shall not exceed the limit of AR$ 6,000,000, regardless the number of depositors; this amount will be proportionally distributed among the depositors. The following deposits, in AR$ and foreign currency, are covered by the system: check accounts, current accounts opened in cooperative credit institutions, savings accounts, fixed term deposits, payroll/social security and special accounts and term investments.

6. Supplement to the operating and financial review disclosure in the directors’ report
This section supplements the 'Consolidated directors’ report -Economic and financial review' in Part 1 of this annual report on Form 20-F in order to give information on the variations of the results and financial condition for 2022 as compared to 2021. You should read this information in connection with, and it is qualified in its entirety by reference to, our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
Consolidated income statement. Variations 2022 compared to 2021 for the Group and by primary and secondary segments.
See Group variations in 'Part 1. Consolidated directors´ report-Economic and financial review. Section 3.2. Results' in our annual report for the year ended 2022 on Form 20-F filed with the Securities and Exchange Commission on 1 March 2023.
See primary and secondary segments variations in 'Part 1. Consolidated directors´ report-Economic and financial review. Section 4. Financial information by segments' in our annual report for the year ended 2022 on Form 20-F filed with the Securities and Exchange Commission on 1 March 2023.
Such sections are incorporated herein by reference.
Financial condition. Variations 2022 compared to 2021
See 'Part 1. Consolidated directors´ report-Economic and financial review. Section 3. Group financial performance' in our annual report for the year ended 2022 on Form 20-F filed with the Securities and Exchange Commission on 1 March 2023. Such section is incorporated herein by reference.

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

7. Tabular disclosure of contractual obligations
The following table summarises our contractual obligations by remaining maturity at 31 December 2023:

Contractual obligations
(in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 year but less than 5 years	More than 5 years		Total

Deposits from central banks and credit institutions (A)	81,285	30,280	10,544	7,919	—	130,028
Customer deposits (A)	944,627	31,052	11,617	7,984	—	995,280
Marketable debt securities (A)	91,811	92,554	57,639	61,204	—	303,208
Liabilities under insurance contracts (B)	2,321	3,738	4,444	7,296	—	17,799
Lease obligations	586	918	480	416	—	2,400
Other long-term liabilities (C)	1,647	2,978	2,892	7,007	—	14,524
Contractual interest payment (D)	19,720	13,459	13,974	33,916	—	81,069
Total	1,141,997	174,979	101,590	125,742		1,544,308

(A)Financial liabilities at amortized cost.
(B)Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(C)Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(D)Calculated for the amortized cost portfolios of Deposits from credit institutions, Customer deposits and Marketable debt securities based on average interest rates at 31 December 2023, for all maturities, and assuming that obligations with maturities of more than five years have an average life of ten years.

The table above excludes the 'fixed payments' of our derivatives since derivatives contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

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

8. Employees
As of 31 December 2023, we had 212,764 employees (as compared to 206,462 in 2022 and 199,177 in 2021) of which 35,266 were employed in Spain (as compared to 34,153 in 2022 and 32,800 in 2021) and 177,498 were employed outside Spain (as compared to 172,309 in 2022 and 166,377 in 2021). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2019-2023 agreement was signed on 29 January 2021. Although the agreement's original expiration date was 31 December 2023, it is automatically extended until the relevant parties enter a new agreement replacing and superseding the terms of the current agreement. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.
The table below shows our employees by geographic area:

	Number of employees (A)
	31 December 2023	31 December 2022	31 December 2021
Spain	35,266	34,153	32,800
United Kingdom	24,221	22,905	20,992
Rest of Europe	29,395	28,668	27,834
Brazil	57,868	55,653	52,573
Rest of Latin America	52,672	50,405	49,262
US	12,579	13,971	15,096
Canada	239	230	212
Asia	499	451	382
Other	25	26	26
TOTAL	212,764	206,462	199,177
(A) We adjusted the number of employees for 2021 following a change to headcount criteria in our units in the UK and Poland to align the criteria throughout the Group.
The employee data presented in the table above is prepared according to the criteria of the legal entity where the employee works for. Such criteria is not comparable to that of the employee data included in 'Consolidated directors’ report - Economic and financial review- Section 4' in Part 1 of this annual report on Form 20-F which are prepared according to the Group’s management’s criteria.

9. Competition
Competition in Spain
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.
Banks
At the end of September 2023 (most recent available information), Banco Bilbao Vizcaya Argentaria, Caixabank and Santander accounted for approximately 63.7% of loans and 64.4% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At 31 December 2023, there were 78 foreign banks (of which 74 were from European Union countries) with branches in Spain. In addition, there were 15 Spanish subsidiary banks of foreign banks (of which 5 were from European Union countries).
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
Any financial institution organized and licensed in another Member State of the European Union may conduct business in Spain from an office outside Spain, without first having obtained prior authorization from the Spanish authorities to do so. The opening of a branch of any financial institution authorized in another Member State of the European Union does not need prior authorization or specific allocation of resources either.
Financial institutions which are not authorized in another Member State of the European Union do not benefit from the 'Community Passport', and are therefore required to obtain prior authorization from the Bank of Spain to operate in Spain with branches. The procedure to obtain such authorization from the Bank of Spain is similar to the one set up for the establishment of new Spanish banks in Law 10/2014 of 26 June 2014, on Organization, Supervision and Solvency of Credit Entities and the Royal Decree 84/2015, of 13 February 2015, which develops Law 10/2014. These branches of institutions from countries outside of the European Union must necessarily be ascribed to the Spanish Deposit Guarantee Fund, in case there is no system of coverage in their home country, or if the system guarantees less than €100,000 per depositor (in this case, for the difference up to such €100,000). These institutions may also be authorized to operate in Spain and to provide services (no branches),

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

although, in this case, the institutions cannot raise funds from the public.
Spanish law requires prior approval by the Bank of Spain for a Spanish bank to acquire a significant interest in a bank organized outside of the European Union, create a new bank outside the European Union or open a branch outside of the European Union. Spanish banks must provide prior notice to the Bank of Spain to conduct any other business outside of Spain.
The opening by a Spanish bank of branches outside of Spain requires prior application to the Bank of Spain, which includes providing information about the country where the branch will be located, the address, program of activities and names and resumes of the branch’s managers. The opening by a Spanish bank of representative offices requires prior notice to the Bank of Spain detailing the activities to be performed.
Brokerage services
We face competition in our brokerage activities in Spain from other brokerage houses, including those of other financial institutions.
Any investment services company authorized to operate in another Member State of the European Union may conduct business in Spain from an office outside of Spain, once the Spanish Securities Markets Commission ('CNMV') receives notice from the institution’s home country supervisory authority on the institution’s proposed activities in Spain.
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
Competition outside Spain
In addition, we face strong competition outside of Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal, the UK, Germany, Poland, and the US. In these corporate and institutional banking markets, we compete with the large domestic banks active in these markets and with the major international banks.
The global banking crisis resulted in the withdrawal or disappearance of a number of market participants and significant consolidation of competitors, particularly in the US and UK competition for retail deposits has intensified significantly reflecting the difficulties in the wholesale money markets.
In several of these markets there are regulatory barriers to entry or expansion, and the state ownership of banks. Competition is generally intensifying as more players enter markets that are perceived to be de-regulating and offer significant growth potential.
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
In the United States, Santander Bank competes in the Northeastern, New England and New York retail and mid-corporate banking markets with local and regional banks and other financial institutions. Santander Bank also competes in the US in large corporate lending and specialized finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US. Santander Consumer USA Inc., our full-service specialized consumer finance company focused on vehicle finance and third-party servicing based in Dallas, Texas, primarily competes against national and regional banks in the United States, as well as with automobile manufacturers’ captive finance businesses, to originate loans and leases to finance consumers’ purchases of new and used cars.
Competition by fintech providers
In recent years, the development of the internet, as well as advances in mobile and other technologies, have given way for significant changes and transformation of certain financial-related services which had historically been provided almost exclusively by financial (and thereby, regulated) institutions, such as commercial banks. Non-bank digital service providers (known as fintechs) have entered the financial services market and currently compete (and cooperate) among each other and with banks. Fintechs include startup firms specializing in specific services or niches of the financial services market, or large digital players (known as BigTechs), which include companies such as Amazon, Facebook and Apple.
Due to certain regulations, such as those related to financial stability, which are not always applicable to non-bank financial services providers, competition between banks and non-bank players is not entirely on a level playing field. Whereas banks are generally required to apply banking-level controls to all subsidiaries, regardless of their activities, and therefore are required to assume certain costs or carry out longer internal processes with respect to certain activities (i.e. corporate governance requirements), fintechs may only be subject to activity-specific regulations, if at all, and may be able to provide new services that are not yet subject to regulation without facing the same obstacles a bank could face in attempting to provide such new services.
See Item 4. Risk Factors. '2.6.4 Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations'.
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
Article 6.4 of the Council Regulation (EU) 1024/2013 of 15 October 2013, conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the 'SSM Regulation'), establishes the criteria under which an institution shall not be considered 'less significant'. In particular, if any of the following conditions is met :
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
•Economic importance: it is considered by it NCA an institution of significance with regard to the domestic economy. In any case, it will include the three most significant credit institutions in each member state (unless justified by particular circumstances).
Additionally, entities for which public financial assistance has been requested or received from the European Stability Mechanism or the European Financial Stability Facility shall not be considered 'less significant'.
Based on these criteria, as of 1 November 2023 the ECB directly supervised 113 'significant banks' in the euro area. In the case of Spain, as of the date of this report, 10 significant credit institutions and financial holding groups are directly supervised by the ECB. We have been categorized as a significant institution.
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
With regard to significant Spanish banks, the Bank of Spain, in addition to providing its experience and most of the staff of the joint supervisory teams, will shoulder the weight of on-

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

site inspections, it will participate in the preparation of all the decisions to be adopted by the ECB Supervisory Board and it will be active in the exercise of its sanctioning powers. As regards the sanctioning regime, the ECB is responsible for imposing sanctions, provided that three requirements are met: that the sanction is imposed on the credit institution, i.e. on the legal person; that it stems from non-compliance with directly applicable European Union legal rules; and that the sanctions are of a pecuniary nature. In the remaining cases, power will continue to be exercised by the national supervisory authorities, without prejudice to the ECB being able to demand that the appropriate proceedings be initiated.
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
Until 1 January 1999, the Bank of Spain was the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the ECB became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the twenty-eight Member States belonging to the European Union, whether they have adopted the euro or not, and the ECB. The 'Eurosystem' is the term used to refer to the ECB and the national central banks of the Member States which have adopted the euro. The ECB is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.
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
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund ('SRF'). The SRF became effective on 1 January 2016 and will be financed by bank contributions raised at national and at banking union level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualization of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the Spanish Law 11/2015 of June 2018, on recovery and resolution of credit entities and investment firms, transposes the SRF regulation from Directive 2014/59/EU which sets the rules at European level, also creating National Resolution Funds to be financed by credit institutions and investment firms, and whose financial resources are intended to reach by 2024 a total amount of 1% of the covered deposits of all banks in participating Member States (i.e., around EUR 55 billion) and to be used as a separate backstop only after an 8% bail-in of a bank's liabilities has been applied to cover capital shortfalls (in line with BRRD). Contributions made by Santander to the Single Resolution Fund in 2023 amounted to EUR 293 million.
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
The FGD is funded by annual contributions from banks. The target level of Member States FGD contributions is to collect 0.8 per cent of the total amount of covered deposits by 3 July 2024.
As of 31 December 2023, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it. The contributions made by the Bank to the FGD amounted to EUR 247 million in 2023. Contributions made by the Group to the different local deposit guarantee funds amounted to EUR 826 million in 2023.
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
Investment Guarantee Fund
Royal Decree 948/2001, of 3 August, regulates investor guarantee schemes (sistemas de indemnización de los inversores) related to both investment firms and to credit institutions. These schemes are set up through an investment guarantee fund for securities broker and broker-dealer firms and the deposit guarantee funds already in place for credit institutions. A series of specific regulations have also been enacted, defining the system for contributing to the funds.
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
Liquidity requirements - Reserve ratio, liquidity coverage ratio and net stable funding ratio
Regulation (EU) 2021/378 of the ECB of 22 January 2021, on the application of minimum reserve requirements (recast), requires credit institutions in each Member State that participates in the European Monetary Union, including us, to place a specific percentage of their 'Reserve Base' liabilities with their respective National Central Banks ('NCBs') in the form of interest bearing deposits as specified below (the 'Reserve Ratio').
'Reserve Base' liabilities are broadly defined as deposits and debt securities issued. Liabilities which (i) are owed to any other institution which is subject to minimum reserve requirements and which is not exempt from the ECB’s minimum reserve system and (ii) liabilities which are owed to the ECB or to a participating NCB are excluded from the Reserve Base. If an institution has liabilities owed to a branch of the same entity, or in relation to the head office or registered office of the same entity, which are located outside participating EU Member States it shall include such liabilities in the reserve base. Minimum reserves shall be calculated using the following reserve ratios: (a) 0% shall apply to (i) deposits with agreed maturity over two years; (ii) deposits redeemable at notice over two years; (iii) repos and (iv) debt securities issued with an agreed maturity over two years; and (b) 1.0 % shall apply to all other liabilities included in the reserve base.
Additionally, according to article 460.2 of CRR, a liquidity coverage ratio ('LCR') has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2023, our LCR was 166%, comfortably exceeding the regulatory requirement. Additionally, further to the package of reforms published on June 2019, which amended CRR, among others, with respect to liquidity requirements, whereby institutions shall maintain a net stable funding ratio (NSFR) of at least 100% from June 2021. The NSFR aims to ensure that institutions' long term assets and off-balance-sheet items are adequately met with a diverse set of funding instruments that are stable both under normal and stressed conditions. As of 31 December 2023, the Group's NSFR was 123% above the 100% minimum requirement.
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
Concentration of risk
An institution’s exposure to a client or group of connected clients is considered a large exposure where its value is equal to or exceeds 10% of its eligible capital (article 392 of the Capital Requirements Regulation 575/2013 -CRR-).
In accordance with article 395 of CRR, an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or an investment firm or where a group of connected clients includes one or more institutions or investment firms, that value shall not exceed the greater of 25% of the institution’s Tier 1 capital and €150 million, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403 of the CRR, to all connected clients that are not institutions or investment firms does not exceed 25% of the institution’s Tier 1 capital. Where the amount of €150 million is higher than 25 % of the institution’s Tier 1 capital, the value of the exposure, after having taken into

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
After the restrictions imposed in response to the effects of the covid-19 pandemic, the ECB on 23 July 2021, decided in Recommendation 2021/31 not to extend the restrictions beyond 30 September 2021, and it has reinstated the pre-pandemic supervisory practices by which it recommends that banks under its direct supervision exercise extreme prudence on dividends and share buy backs.
Data protection
On 25 May 2018, the GDPR became directly applicable in all Member States of the EU. To align the Spanish legal regime with the GDPR, Spain enacted the Organic Law 3/2018, of 5 December, on Data Protection and the safeguarding of digital rights which repealed the Spanish Organic Law 15/1999, of 13 December, on Data Protection.
Although a number of basic existing principles remained the same, the GDPR introduced extensive new obligations on both data controllers and processors, as well as rights for data subjects. The GDPR also imposes significant fines and penalties for a non-compliance of up to the higher of 4% of annual worldwide turnover or €20 million and, for other specified infringements, fines and penalties of up to the higher of 2% of annual worldwide turnover or €10 million. For more information, see risk factor ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial conditions. – Data privacy and cybersecurity’.
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
Royal Decree-Law 6/2012, of 9 March, on urgent measures to protect mortgage debtors without financial resources introduced measures to enable the restructuring of mortgage debt and easing of collateral foreclosure aimed to protect especially vulnerable debtors (as amended by Royal Decree-Law 5/2017).
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
Law 1/2013, of 14 May, on measures to protect mortgagees, debt restructuring and social rents, introduced important modifications to mortgage law and civil procedure law (as amended by Royal Decree-Law 5/2017). The most relevant modifications are:
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
Royal Decree-Law 11/2014, following the judgement of the EU Court of Justice of 17 July 2014, regarding Spanish foreclosure processes, allows debtors to appeal against a court’s resolution which rejects his or her opposition to the execution of a mortgage.
The Mortgage Credit Directive 2014/17/EU on credit agreements for consumers relating to residential immovable property was adopted on 4 February 2014, and implemented in Spain through Law 5/2019, of March (which is described below) . This Directive aimed to create a Union-wide mortgage credit market with a high level of consumer protection. It applies to both secured credit and home loans.
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
Law 25/2015, of 28 July, on the 'second chance' mechanism reducing the financial burden and other measures of a social nature, entered into force on 30 July 2015. It is the result of the passage through parliament of Royal Decree-Law 1/2015, which also allowed some new changes to be added, such as introduction of a fee protection account for insolvency managers, limits on the remuneration of insolvency managers and the introduction of greater flexibility to a number of elements of the second chance mechanism.
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
On 16 March 2019, the Official Gazette of the Spanish State published the new Law 5/2019 of 15 March on Credit Agreements Relating to Real Estate Property, which partially transposed the Directive 2014/17/EU of the European Parliament and of the Council of 4 February 2014, on credit agreements for consumers relating to residential immovable property. The most relevant modifications included in the new law are:
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
Payment accounts
Royal Decree-Law 19/2017, of 24 November, on basic payment accounts, account switching and the comparability of payment account fees. The Royal Decree-Law transposes Directive 2014/92/EU of the European Parliament and of the Council of 23 July 2014, on the comparability of fees related to payment accounts, payment account switching and access to basic payment accounts. This Directive supplements Directive 2007/64/EC of the European Parliament and of the Council of 13 November 2007, on payment services in the internal market, which will be replaced by Directive (EU) 2015/2366 of the European Parliament and of the Council of 25 November 2015, on payment services in the internal market, that will repeal the first one as of 13 January 2018. This RD-law establishes certain protections for clients and potential clients in connection with their relationships with credit institutions in the context of the opening of and general functioning of basic payment accounts, the switching of accounts and transparency in connection with fees related to payment accounts.
Payment Services
The second Payment Services Directive (EU) 2015/2366 ('PSD2') allows authorized third parties (with consent) to access customer information that was previously only accessible to banks. PSD2 applies to payments within the EEA and has been implemented in Spain through Royal Decree-Law 19/2018, of 23 November. This Royal Decree-Law expands the scope of the consumer protection provisions included in PSD2 (related to transparency and information sharing) to 'microenterprises' and prohibits merchants from requesting additional charges for using specific payment methods, including credit cards.
Royal Decree-Law 19/2018 was amended, among others, by Royal Decree-Law 8/2023 in order to limit the charged of commissions for cash withdrawals for vulnerable groups.
Vulnerable group include persons over 65 years of age and certain persons with a recognized disability.
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
Asset Management Activities
Asset management activities in the EU are expected to be significantly impacted by the following regulation referred to below:
(i) Regulation (EU) 2017/1131 of the European Parliament and of the Council of 14 June 2017, on money market funds ('MMFs'), which (with the exception of certain articles which have been in force since 20 July 2017) applied beginning on 21 July 2018. The Regulation introduces a broad set of new regulatory measures that apply to MMFs established, managed or marketed in the EU. In light of the perceived systemic risk presented by MMFs, the Regulation aims to make these investment products more resilient and resistant to contagion risks. It does this by imposing rules on eligible assets, portfolio diversification, portfolio maturity and valuation of assets and introduces new categories of MMFs that can offer a constant net asset value per share if they meet certain requirements. The Regulation is meant to be an important step in adopting a uniform set of rules that are designed to ensure that MMFs are, as far as possible, in a position to honour redemption requests from investors, especially during stressed market conditions, and therefore remain a reliable tool for investors’ cash management needs;
(ii) Regulation (EU) 2019/1238 of the European Parliament and of the Council of 20 June 2019, on a pan-European Personal Pension Product ('PEPP'). The PEPP constitutes one of the key measures towards the European Commission’s project to create a single market for capital in the EU. It aims to provide pension providers with the tools to offer PEPPs outside their national markets, thereby creating a large and competitive EU-level market for personal pensions which allows consumers to voluntarily complement their savings for retirement, while benefiting from solid consumer protection. PEPPs have the same standard features wherever they are sold in the EU and can be offered by a broad range of providers, such as insurance companies, banks, occupational pension funds, investment firms and asset managers. They complement existing state-based, occupational and national personal pensions, but not replace or harmonize national personal pension regimes. In accordance with the Proposal, PEPP providers need to be authorized by the European Insurance and Occupational Pensions Authority (EIOPA).
(iii) Regulation (EU) 2019/834 of the European Parliament and of the Council of 20 May 2019, amending Regulation (EU) No 648/2012 as regards the clearing obligation, the suspension of the clearing obligation, the reporting requirements, the risk-mitigation techniques for OTC derivatives contracts not cleared by a central counterparty, the registration and supervision of trade repositories and the requirements for trade repositories;

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
(v) Royal Decree-Law 3/2020 and Royal Decree 738/2020 implementing Directive (EU) 2016/2341 of the European Parliament and of the Council of 14 December 2016, on the activities and supervision of institutions for occupational retirement provisions. This Law (i)  clarifies the access cross-border pension plans activities, (ii) articulates a governance system to protect investors, (iii) adapts the Spanish legislation to the Directive and (iv) regulates the terms and scope of the prudential supervision to be carried out by the competent authority and the exchange of information with other competent authorities;
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
(viii) Commission Delegated Regulation (EU) 2018/1619 of 12 July 2018, amending Delegated Regulation (EU) 2016/438 regarding the safe-keeping duties of depositaries; and
(ix) Directive and Regulation (EU) regarding the cross-border distribution of collective investment funds (UCITS, FIA, FECR and FESE) with the aim of reducing regulatory barriers for the cross-border distribution of funds, in relation to the European capital markets union.
Spanish capital companies act
The consolidated text of the Spanish Capital Companies Act adopted under Legislative Royal Decree 1/2010, of 2 July, repealed the former regulation, adopted under Legislative
Royal Decree 1564/1989, of 22 December and Law 2/1995, of 23 March. This royal legislative decree consolidated the legislation for public limited companies (sociedades anónimas) and limited liability companies (sociedades de responsabilidad limitada) in a single text, bringing together the contents of the two aforementioned acts.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
Law 11/2015 of 18 June, on the recovery and resolution of credit institutions and investment firms
Law 11/2015 transposes a very important part of EU Law into Spanish law in respect of the recovery and resolution mechanisms for credit institutions and investment firms (the 'institutions'). It further assumes many of the provisions of Law 9/2012 of 14 November 2012, on the restructuring and resolution of credit institutions, which it partially repeals.
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
Certain changes were made to the regime applicable in the event of the insolvency of an institution, in order to provide greater protection to the deposits of individuals and SMEs. In this respect, the following shall be considered as privileged credits: (i) deposits guaranteed by the Deposit Guarantee Fund (maximum of €100,000) and the rights to which they may have been subrogated should the guarantee have been made effective and (ii) the portion of the deposits of individuals and SMEs that exceeds the guaranteed level, and those deposits of those individuals and SMEs that would be guaranteed had they not been set up in branches located outside the EU. Additionally, further to the above-mentioned Royal Decree-Law 7/2021, changes have been implemented to ensure that all claims resulting from own funds items have, in national laws governing normal insolvency proceedings, a lower priority ranking than any claim that does not result from an own funds item.
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
PRIIPs
Regulation (EU) 1286/2014 (The Packaged Retail and Insurance-Based Investment Products ('PRIIPs') Regulation) was adopted on 29 December 2014 and came into force on 1 January 2018. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents ('KIDs') and persons advising or selling PRIIPs to provide retail investors based in the EEA with KIDs to enable investors to better understand and compare products.
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
On 7 September 2021, the European Commission adopted a Delegated Regulation amending the regulatory technical standards laid down in Delegated Regulation (EU) 2017/653 as regards the underpinning methodology and presentation of performance scenarios, the presentation of costs and the methodology for the calculation of summary cost indicators, the presentation and content of information on past performance and the presentation of costs by PRIIPs offering a range of options for investment and alignment of the transitional arrangement for PRIIP manufacturers offering units of funds referred to in Article 32 of Regulation (EU) No 1286/2014 as underlying investment options with the prolonged transitional arrangement laid down in that Article. The date of application of that Delegated Regulation is 1 July 2022, but it is important to reflect the need to give management companies, investment companies and persons advising on, or selling, units of UCITS and non-UCITS sufficient time to prepare for the end of the transitional arrangement and thus for the obligation to draw up a KID.
In order to ensure that the need for sufficient time to prepare for the obligation to produce a KID is met, it was necessary to extend the transitional arrangement until 31 December 2022.
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
Spanish tax legislation
On 19 December 2023, the Council of Ministers approved, in an initial phase, the Draft Law to transpose the European Directive 2022/2523 that establishes a global minimum taxation level of 15% for multinational corporations and large national groups. The text aims to impose a global minimum level on multinational or domestic groups with a turnover exceeding 750 million euros in at least two of the last four fiscal years. After the approval in the initial phase, the text will need to be ratified by the Government and sent to Parliament. It is expected to enter into force for fiscal years starting on 1 January 2024.
Royal Decree-Law 8/2023, of 27 December, which adopts measures to address the economic and social consequences derived from the conflicts in Ukraine and the Middle East, as well as to alleviate the effects of the drought. Among other measures, it provides that the two levies approved by Law 38/2022, of 27 December establishing temporary levies on energy and on credit and financial credit institutions will be reviewed in order to consider their incorporation into the tax system on a permanent basis in 2024.
For more information see notes 27.f and 27.g to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
US Capital Standards applicable to our US banking operations
Basel III regulatory capital framework
The US bank regulators have implemented the Basel III capital framework for US banks and bank holding companies, including Santander Holdings USA and Santander Bank. The US Basel III capital rules differ in certain respects from those Basel III rules implemented in the EU. The minimum capital ratios under the US Basel III capital rules include a total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and CET1 capital to risk-weighted assets of 4.5%. In addition, as of 1 January 2024, Santander Holdings USA, on a consolidated basis, must maintain a capital buffer of greater than 2.5% to avoid being subject to limitations on its ability to make capital distributions and certain discretionary bonus payments.
In July 2023, the US federal banking agencies proposed significant amendments to the US Basel III capital rules to implement the Basel Committee’s international capital standards. The proposed rule generally would require Category I-IV banking organizations, including Santander Holdings USA and Santander Bank, to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach referred to as the “Expanded Risk-Based Approach.” Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under the proposal, Santander Holdings USA and Santander Bank would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. The proposal, if enacted, would have an effective date of July 1, 2025, with certain elements having a three-year phase-in period.
Banco Santander will continue to monitor developments related to the proposed amendments to the Basel III capital rules and will assess the impacts of the proposal on its operations.
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
Stress capital buffer requirement
The Federal Reserve Board’s Stress Capital Buffer (‘SCB’) rule applies to the consolidated operations of US IHCs, including Santander Holdings USA.
The SCB rule subjects covered banking organizations to a firm-specific and dynamic stress capital buffer, which is calculated during each applicable supervisory stress testing cycle. For Santander Holdings USA, the SCB is equal to the greater of (i) the maximum decline in its CET1 Risk-Based Capital Ratio under the severely adverse scenario over the supervisory stress test measurement period, plus the sum of the ratios of the dollar amount of our planned common stock dividends to our projected risk-weighted assets for each of the fourth through seventh quarters of the supervisory stress test projection period, and (ii) 2.5%.
Santander Holdings USA’s current SCB, calibrated based on the results of the 2022 supervisory stress tests, is 2.5%. Santander Holdings USA’s SCB is next subject to recalibration based on the results of the 2024 supervisory stress tests.
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
In August 2023, the US federal banking agencies released a proposal that would require certain US and foreign banking organizations to issue and maintain long-term debt and clean holding company requirements to improve resolvability (the “LTD rule”). The proposed LTD rule would apply these requirements to insured depository institutions (‘IDIs’) with USD100 billion or more in total consolidated assets (excluding IDIs of U.S. G-SIBs). Santander Bank would not be subject to the proposed LTD rule because it has less than USD100 billion in total consolidated assets. Although Santander Holdings USA is already subject to TLAC, LTD and clean holding company requirements as an IHC of a non-US G-SIB, the proposed LTD rule may still affect Santander Holdings USA by, for example, reducing the amount of LTD with remaining maturities of less than two years that counts toward Santander Holdings USA’s TLAC requirement.
Banco Santander will continue to monitor developments related to the proposed LTD Rule and will assess the impacts of the proposal on its operations.
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
Net stable funding ratio
Under the Tailoring Rules, Santander Holdings USA is not subject to the net stable funding ratio (‘NSFR’) requirement since it is a Category IV IHC with less than USD50 billion in weighted short-term wholesale funding.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
Single-counterparty credit limits
The US operations of Banco Santander are subject to single counterparty credit limits, which impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. Under the amendments to the US single counterparty credit limits rule made by the Tailoring Rules, Santander Holdings USA is not subject to the single counterparty credit limits rule at the IHC level. In addition, although Banco Santander remains subject to the amended rules with respect to its US operations, it has elected to use substituted compliance by certifying that it complies with its home-country single counterparty credit limits, instead of complying with the Federal Reserve Board's implementation of these requirements.
Resolution planning
We are required to prepare and submit periodically to the Federal Reserve Board and the FDIC a plan, commonly called a living will (the '165(d) plan'), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our IDI subsidiary, Santander Bank, must also submit a separate IDI resolution plan to the

FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that the 165(d) Plan is not credible and that deficiencies are not cured in a timely manner, they may jointly impose on our US operations more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations., or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 30 June 2022, and its most recent IDI plan on 28 June 2018. As a result of EGRRCPA and following changes to applicable regulations, Banco Santander is now a triennial reduced filer that is required to submit its next 165(d) plan in the form of a reduced resolution plan by 1 July 2025. With respect to our IDI plan, the FDIC announced in November 2018 that the agency planned to revise the IDI plan rule and that the next IDI plan submissions would not be required until the rulemaking process was complete. While the FDIC lifted this moratorium in January 2021 for IDIs with USD100 billion or more in assets under the IDI rule, the moratorium remains in place for covered IDIs below this asset threshold, such as Santander Bank. In August 2023, the FDIC released a proposal to amend the IDI plan rule. Under the proposal, IDIs with more than USD50 billion, but less than USD100 billion, such as Santander Bank, would not be required to submit an IDI plan. Instead, they would be required to submit an informational filing intended to support the development of strategic options for resolution of the IDI by the FDIC.
Banco Santander will continue to monitor developments related to the FDIC’s proposed IDI rule and will assess the impacts of the proposal on its operations.
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
Community Reinvestment Act
The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighbourhoods, consistent with safe and sound banking practices. The relevant federal bank regulatory agency, the OCC in Santander Bank’s case, examines each bank and assigns it a public CRA rating. A bank’s record of fair lending compliance is part of the resulting CRA examination report. Santander Bank is subject to the CRA. Santander Bank’s most recent public CRA report of examination rated Santander Bank as 'Outstanding' for the 1 January 2017 through 31 December 2019 evaluation period. The OCC takes into account Santander Bank’s CRA rating in considering certain regulatory applications Santander Bank makes, including applications related to establishing and relocating branches, and the Federal Reserve Board does the same with respect to certain regulatory applications Santander Holdings USA makes. In October 2023, the Federal Reserve Board, FDIC, and OCC finalized rules that materially revise the current CRA framework, including new assessment area requirements, new methods of calculating credit for lending, investment, and service activities, and additional data collection and reporting requirements. The revised CRA framework will be effective beginning in April 2024.
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
FDIC insurance
The Deposit Insurance Fund ('DIF') provides insurance coverage for certain deposits up to a standard maximum deposit insurance amount of USD250,000 per depositor per insured depository institution and is funded through assessments on insured depository institutions, based on the risk each institution poses to the DIF. The FDIC recently required large insured depository institutions, including Santander Bank, to enhance the recordkeeping systems to facilitate prompt payment of insured deposits if such an institution were to fail. The rule required us to reconfigure our information technology systems to be able to provide certain required information by 1 April 2020.
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
At the federal level, the GLBA requires financial institutions to, among other things, periodically disclose their privacy policies and practices relating to sharing non-public personal information and enables retail customers to opt out of our ability to share such personal information with unaffiliated third parties under certain circumstances. The GLBA also requires financial institutions to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures for the protection of personal and confidential information are in effect across all businesses and geographic locations. Federal law also makes it a criminal offence, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.
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
In addition, the enactment of the Cyber Incident Reporting for Critical Infrastructure Act (‘CIRCIA’) in 2022, once rulemaking is complete, will require, among other things, certain companies to report significant cyber incidents to the Cybersecurity and Infrastructure Security Agency (‘CISA’) within 72 hours from the time the company reasonably believes the incident occurred. Under the CIRCIA, the CISA must publish a notice of proposed rulemaking by March 2024 and issue a final rule within 18 months of such publication.
Federal banking regulators, as well as the SEC and related self-regulatory organizations, regularly issue guidance regarding cybersecurity that is intended to enhance cyber risk management among financial institutions. A financial institution is expected to establish a framework of internal control, first, second and third lines of defence, and risk management policies, procedures and processes that are designed to address the cyber risks that it faces in its business operations. A financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyberattack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if the institution or its critical service providers fall victim to a cyberattack.
For example, in October 2016, federal banking regulators issued an advance notice of proposed rulemaking regarding enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including our US bank subsidiaries. The proposed standards would expand existing cybersecurity regulations and guidance to focus on cyber risk governance and management; management of internal and external dependencies; and incident response, cyber resilience and situational awareness. In addition, the proposal contemplates more stringent standards for institutions with systems that are critical to the financial sector. Additionally, in September 2016, the Federal Financial Institutions Examination Council ('FFIEC') issued an Information Security booklet, which includes guidelines for evaluating the adequacy of information security programs (including effective threat identification, assessment and monitoring, and incident identification assessment and response), assurance reports and testing of information security programs. The FFIEC also developed a Cybersecurity Assessment Tool in May 2017 to help financial institutions identify their risks and determine their preparedness for cybersecurity threats. In September 2022, the FFIEC also issued a Cybersecurity Resource Guide for Financial Institutions designed to help financial institutions meet their security control objectives and prepare to respond to cyber incidents, including ransomware incidents.
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
For example, the CCPA applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives California residents the right to, among other things, request disclosure of personal information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of their personal information, and the right not to be discriminated against for exercising their rights. The CCPA contains a private right of action for California residents as well as enforcement capabilities for both the California Attorney General and a state agency created under the California Privacy Rights Act. The CCPA contains several exemptions, including an exemption applicable to personal information that is collected, processed, sold or disclosed subject to the GLBA. While the CCPA does not currently have, and is not expected to have, a material impact on Banco Santander’s US operations, the CCPA is indicative of a trend towards greater state-level regulation of data privacy and cybersecurity in the United States. A number of other states have enacted, or are

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

considering enacting, comprehensive data privacy laws that share similarities with the CCPA. In addition, laws in all 50 US states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Banco Santander continues to assess the requirements of such laws and proposed legislation and their applicability to our operations.
Additionally, the NYDFS issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017 and was recently amended, which require banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation adds specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements.
Internationally, virtually every jurisdiction in which we operate has established its own data privacy and cybersecurity legal framework with which we must comply. For example, the GDPR creates additional requirements for the protection of natural persons with respect to the processing of personal data and on the free movement of such data. The GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, imposes strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the security and confidentiality of personal data and the rights of individuals to whom the personal data relates, such as obtaining consent from such individuals, the transfer of personal data out of the EEA and security breach notifications. Additionally, following the UK’s withdrawal from the EU, Banco Santander is also subject to the UK GDPR, a version of the GDPR as implemented into UK law. While a number of basic existing principles have remained the same, the UK GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the UK government). Moreover, the UK government has publicly announced plans to reform the UK GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses. The GDPR and UK GDPR authorize significant fines and penalties for non-compliance of up to the higher of 4% of annual worldwide turnover or EUR 20 million (or GBP 17.5 million under the UK GDPR) and, for other specified infringements, fines and penalties of up to the higher of 2% of annual worldwide turnover of EUR 10 million (or GBP 8.7 million under the UK GDPR). European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros.
Recent legal developments in the EEA, including recent rulings from the CJEU and from various EU member state data protection authorities, have created complexity and uncertainty regarding transfers of personal data from the EEA to the US and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, such as implementing SCCs, the efficacy and longevity of these mechanisms remains uncertain. Although the UK currently has an adequacy decision from the European Commission, such that SCCs are not required for the transfer of personal data from the EEA to the UK, that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the UK data protection regime is reformed in ways that deviate substantially from the GDPR. Adding further complexity for international data transfers, in March 2022, the UK adopted its own International Data Transfer Agreement for transfers of personal data out of the UK to so-called third countries, as well as an international data transfer addendum that can be used with the SCCs for the same purpose. Moreover, on 10 July 2023, the European Commission adopted an adequacy decision concluding that the US ensures and adequate level of protection for personal data transferred from the EEA to the US under the EU-U.S. Data Privacy Framework (followed on 12 October 2023, with the adoption of an adequacy decision in the UK for the UK-US Data Bridge). However, the adequacy decision does not foreclose, and is likely to face, future legal challenges and the ongoing legal uncertainty may increase our costs and our ability to efficiently process personal data from the EEA or the UK.
Additionally, the EU adopted DORA, in November 2022, which will be effective from 17 January 2025. DORA, which will apply as lex specialis for the financial sector regarding cybersecurity, aims to achieve a common level of digital operational resilience as well as consolidate and upgrade existing ICT risk requirements that had been addressed separately in different regulations and directives, such as Directive (EU) 2022/2555 (otherwise known as the NIS 2 Directive). DORA establishes a set of uniform requirements for network and information systems security structured in five pillars: (i) ICT risk management and governance, (ii) ICT-related incident management, classification and reporting, (iii) digital operational resilience testing, (iv) management of third-party ICT risk, and (v) information and intelligence sharing. The financial sector faces risks and uncertainties regarding the implementation of DORA given that it has stringent compliance timelines and its technical standards are still under public consultation (final version of the standards expected by July 2024), and the efficacy and longevity of any steps we may take to mitigate the impact of DORA remain uncertain due to the fast-moving regulatory environment.
The implementation of the GDPR, UK GDPR and other data protection regimes has required substantial amendments to Banco Santander’s procedures and policies, which have impacted, and could further adversely impact, Banco Santander’s business by increasing its operational and compliance costs. We expect the number of jurisdictions adopting their own data privacy and cybersecurity laws, regulations, rules and standards to increase, which will require us to devote additional significant operational resources and incur additional significant expenses and will also increase our exposure to risks of claims alleging non-

compliance with all applicable data privacy and cybersecurity laws, rules, regulations and standards.
Artificial Intelligence
We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various US governmental and regulatory agencies, and various US states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering legal frameworks for AI.
For example, in Europe, on December 8, 2023, the Council of the European Union, European Parliament and European Commission reached provisional agreement on a revised draft of the AI Act which is currently expected to be enacted in early 2024. The current draft of the AI Act, if enacted, would establish a risk-based governance framework for regulating AI systems operating in the EU market. This framework would categorize AI systems based on the risks associated with such AI systems’ intended purposes as creating “unacceptable”, “high”, “limited” or “minimal” risks. While the AI Act has not been enacted or enforced, there is a risk that that our current or future AI-powered software or applications may be categorized as certain risk categories that may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability, or adversely affect our business. For example, “high” risk AI systems are required, among other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight, and cybersecurity. Even if our current AI-powered software or applications are not categorized as “high” risk AI systems, we may be subject to additional transparency and other obligations for “limited” or “minimal” risk AI systems. The AI Act sets forth certain penalties, including fines of up to the greater of EUR 35 million or 7% of worldwide annual turnover for the prior year for violations related to offering prohibited AI systems or data governance, fines of up to the greater of EUR 15 million or 3% of worldwide annual turnover for the prior year for violations related to the requirements for “high” risk AI systems, and fines of up to the greater of EUR 7.5 million or 1.5% of worldwide annual turnover for the prior year for violations related to supplying incorrect, incomplete or misleading information to EU and member state authorities. If enacted in this form or a similar form, this regulatory framework is expected to have a material impact on the way AI is regulated in the EU (and, potentially, globally), together with developing guidance and decisions in this area.
We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our operating results, financial condition and prospects.
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
US sanctions

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this report:
•Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2023 were negligible relative to the overall profits of Banco Santander, S.A.
•Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended 31 December 2023.
•Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander Brasil on these accounts in the year ended 31 December 2023 were negligible relative to the overall profits of Banco Santander, S.A.
•The Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.
In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2023 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

11. Shareholders remuneration
The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total remuneration payments in respect of each fiscal year indicated.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2019(A)	0.096	0.096	n.a.	n.a.	0.19	0.106	0.115	n.a.	n.a.	0.22
2020(A)	0.0275	n.a.	n.a.	n.a.	0.0275	0.034	n.a.	n.a.	n.a.	0.034
2021(A)	0.0485	0.0515	n.a.	n.a.	0.10	0.0561	0.0541	n.a.	n.a.	0.1102
2022(A)	0.0583	0.0595	n.a.	n.a.	0.1178	0.0575	0.0651	n.a.	n.a.	0.1227
2023(A)	0.0810	0.0950	n.a.	n.a.	0.1760	0.0858	0.1024	n.a.	n.a.	0.1882

(A)With regard to the 2021 shareholder remuneration policy, on 28 September 2021 the board announced its intention to pay out an interim distribution of approximately 40% of the Group's underlying profit (half through a cash dividend and half through a shares buyback).
Interim remuneration. Accordingly, it authorized the payment of an interim dividend of EUR 4.85 cents per share (i.e., 20% of the Group's underlying profit for the first half of 2021), in cash and charged against 2021 profits. The interim dividend was paid on 2 November 2021. The board also voted to launch the First 2021 Buyback Programme worth 841 million euros (20% of the Group's underlying profit for the first half of 2021) once the ECB approved it on 28 September 2021. The First 2021 Buyback Programme was completed on 26 November 2021, and resulted in the acquisition of a total of 259,930,273 shares.
Final remuneration. On 24 February 2022, pursuant to the 2021 shareholder remuneration policy, the board of directors voted to: (i) submit a resolution at the 1 April 2022 AGM (the '2022 AGM') to approve a final cash dividend in the gross amount of EUR 5.15 cents per share (approximately 20% of the Group’s underlying profit for the second half of 2021); and (ii) implement a Second 2021 Buyback Programme worth 865 million euros (approximately 20% of the Group’s underlying profit for the second half of 2021). After approval at the 2022 AGM, the cash dividend was paid on 2 May 2022, and the Second 2021 Buyback Programme was completed on 6 May 2022, resulting in the acquisition of a total of 286,309,445 shares. As a result, total shareholder remuneration totalled approximately EUR 3.4 billion, equivalent to approximately 40% of 2021 underlying attributable profit.
With regard to the remuneration policy against the 2022 earnings, the board continued the policy of allocating approximately 40% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 27 September 2022, the board authorized the payment of an interim cash dividend against 2022 results of 5.83 euro cents per share (equivalent to approximately 20% of the Group's underlying profit in the first half 2022). The interim dividend was paid on 2 November 2022. The board also agreed to implement the First 2022 Buyback Programme worth approximately 979 million euros (approximately 20% of the Group's underlying profit in first half 2022) following the ECB approval on 17 November 2022. The First 2022 Buyback Programme was completed on 31 January 2023, and resulted in the acquisition of a total of 340,406,572 shares.
Final remuneration. On 27 February 2023, per the 2022 shareholder remuneration policy, the board of directors voted to: (i) submit a resolution at the 31 March 2023 AGM to approve a final cash dividend in the gross amount of 5.95 euro cents per share entitled to receive dividends (following the approval at the AGM, the dividend was paid on 2 May 2023); and (ii) implement a Second 2022 Buyback Programme worth 921 million euros, that commenced on 1 March 2023 and was completed on 21 April 2023, resulting in the acquisition of a total of 269,848,953 shares. After the above-mentioned actions, the shareholders' remuneration for 2022 amounted to 3,842 million euros (approximately 40% of the underlying profit in 2022) split in approximately equal parts in cash dividends (1,942 million euros) and share buybacks (1,900 million euros).
With regard to the remuneration policy against the 2023 earnings, the board followed a policy of allocating 50% of the Group’s reported profit, excluding non-cash, non-capital ratios impact items, to shareholder remuneration, distributed in approximately 50% in cash dividend and 50% in share buybacks.
Interim remuneration. On 26 September 2023, the board resolved to pay an interim cash dividend against the 2023 results of 8.10 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The interim dividend was paid on 2 November 2023. The board also agreed to implement the First 2023 Buyback Programme worth approximately EUR 1,310 million (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The First 2023 Buyback Programme was completed on 25 January 2024, and resulted in the acquisition of a total of 358,567,487 shares.
Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024, the board of directors resolved to submit a resolution at the 2024 AGM to approve a final cash dividend in the gross amount of 9.50 euro cents per share entitled to dividends. If approved at the AGM, the dividend would be payable from 2 May 2024. The board of directors also resolved to implement the Second 2023 Buyback Programme worth 1,459 million euros, for which the appropriate regulatory authorisation has been obtained and which commenced on 20 February 2024. Once the above-mentioned actions are completed, total shareholder remuneration for 2023 would be of 5,538 million euros (approximately 50% of the Group's reported profit in 2023), distributed in approximately 50% in cash dividend (2,769 million euros) and 50% in share buybacks (2,769 million euros). These amounts have been estimated assuming that, as a consequence of the partial execution of the Second 2023 Buyback Programme at the time of payment of the cash dividend, the number of outstanding shares entitled to the final cash dividend will be 15,483,617,874. Therefore, that amount may be higher if fewer shares than planned are acquired in the Second 2023 Buyback Programme; otherwise, it will be lower.
For more information see section 3.3.'Dividends and shareholder remuneration' in the 'Corporate governance' chapter included in Part 1 of this annual report on Form 20-F.

Note: 2019 data adjusted to reflect the capital increase of December 2020.

12. The offer and listing
Santander’s shares
In 2023, Santander was the most actively traded stock on the Spanish stock exchange. At 31 December 2023, the stock had a 11.75% weighting in the IBEX 35 Index and was ranked third among all Spanish issuers represented in this index. In 2023, 11,132 million shares were traded, for a cash amount of EUR 38,144 million. Our market capitalization of EUR 61,168 million at 2023 year-end made us one of the largest banks in the eurozone by market capitalization.
At 31 December 2023, a total of 4,085,590,470 shares, or 25.24% of our share capital, were held by 1,294 depositary receipt registered holders in our American Depositary Share
Program. Citibank, N.A. is the depositary of our American Depositary Share Program.
At 31 December 2023, 60.76% of our shares were held of record by non-residents of Spain.
American Depositary Shares
Our ADSs have been listed and traded on the New York Stock Exchange since 30 July 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or 'ADR.' Under the deposit agreement, pursuant to which ADRs have been issued, Citibank, N.A. is the depositary and holder from time to time of ADRs. At 31 December 2023, we had outstanding a total of 620,105,304 ADRs of which 5,886,511 were held by 10,816 registered holders with Citibank, N.A. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders is not representative of the number of beneficial owners. Our directors and executive officers owned 695,748 ADRs as of 31 December 2023, according to the information of the Spanish CNMV.
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

In 2023, the Depositary made direct payments and reimbursements to us in the gross amount of USD 11,185,335 for expenses related to investor relations with no withholding for tax purposes in the US.
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
The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2023, 19.2% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Banco Santander, S.A. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 5.2% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.05% to 2.13% in 2023. At 31 December 2023, Banco Santander, S.A. and our subsidiaries held 297,815,673 shares (1.84% of our total capital stock as of that date), of which 286,842,316 shares relate to the First Buyback Programme 2023, pending to be amortized.
Purchases of equity securities by the issuer and affiliated purchasers
The following table shows the purchases of shares made by the Bank or any of its affiliated purchasers during 2023:

2023	Total number of shares -or units purchased (A)	Average price paid per share (or unit) in euros	Total number of shares (or units) purchased as part of publicly announced plans or programs (B)	Euro value of the maximum number of shares (or units) that may yet be purchased under the plans or programs (B)
January	127,007,944	3.04	105,966,627	43,284,247
February	37,475,283	3.35	13,497,139	921,000,000
March	214,435,120	3.36	185,500,000	295,187,184
April	108,615,021	3.39	84,348,953	—
May	13,992,359	3.14
June	25,280,221	3.10
July	6,370,711	3.50
August	10,641,739	3.58
September	33,158,258	3.46		1,310,000,000
October	168,050,717	3.54	158,278,640	749,908,102
November	58,999,110	3.48	49,179,885	575,037,161
December	107,267,194	3.83	79,383,791	271,052,800
Total	911,293,677		676,155,035

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

During 2023, all purchases and sales of equity securities were made in open-market transactions.

13. Additional information
13.1. Memorandum and articles of association
Bylaws
The following summary of the material terms of our Bylaws is not meant to be complete and is qualified in its entirety by reference to our Bylaws. Because this is a summary, it may not contain all the information that is important to you. You should read our Bylaws carefully before you decide to invest. Copies of our Bylaws are incorporated by reference.
Banco Santander's Bylaws were approved by our shareholders at the annual general shareholders’ meeting held on 21 June 2008 and incorporated with the office of the Commercial Registry on 11 August 2008.
Subsequently, Article 5 of Banco Santander’s Bylaws has been updated several times, mostly to show the current share capital and the number of shares outstanding.
In 2023, the share capital was amended on the back two capital reductions:
•on 15 March 2023 by EUR 170,203,286 (c. 2.03% of share capital) under the authorization of the 2022 AGM, and which was registered in the Commercial Registry on 20 March 2023; and
•on 27 June 2023 by EUR 134,924,476.50 (c. 1.64% of share capital) in the terms agreed at the 2023 AGM, and which was registered with the Commercial Registry on 30 June 2023.
On 30 January 2024, the board of directors agreed, under the authorization of the 2023 AGM, to reduce the share capital in the amount of EUR 179,283,743.50, by cancelling the 358,567,487 repurchased own shares (c. 2.22% of share capital), acquired through the First 2023 Buyback Programme carried out within the 2023 shareholder remuneration policy. The share capital is currently EUR 7,912,789,286 represented by 15,825,578,572 shares.
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
On 25 July 2023, the board of directors resolved to amend the Rules and regulations of the board of directors with the purpose of:
•adapting them to the new provisions of Act 2/2023 of 20 February on the protection of persons who report violations of the law and the fight against corruption, establishing the board's responsibility for implementing an internal system (Canal Abierto) and delegating oversight of such system to the audit and risk supervision, regulation and compliance committees;
•aligning them with the EBA guidelines on improving resolvability for institutions and resolution authorities, which will apply from January 2024, to outline the board's oversight of crisis management planning, with support from the risk supervision, regulation and compliance committee; and
•introducing technical improvements to increase the board's effectiveness in the performance of its duties.
For further information regarding amendments to the Rules and regulations of the board that occurred during 2023, we refer to section 4.3 'Board functioning and effectiveness' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
The Rules and regulations of the board, as amended, and the Rules and regulations of the general shareholders' meeting are available on our corporate website (www.santander.com), which does not form part of this annual report on Form 20-F, under the heading 'Shareholders and investors-Corporate Governance-Rules and Regulations of the Board of Directors' and 'Shareholders and investors-Corporate Governance-Rules and Regulations for the General Shareholders’ Meeting', respectively.
Corporate object and purpose
Article 2 of our Bylaws states that the corporate objective and purpose of Banco Santander consists of carrying out all types of activities, operations and services specific to the banking business in general and which are permitted under current legislation and the acquisition, holding and disposal of all types of securities.
Certain provisions regarding shareholder rights
As at the date of the filing of this report, Banco Santander’s capital comprises one share class only (ordinary shares), which grant all shareholders the same rights. Banco Santander may issue non-voting shares for a nominal amount of no more than one-half of the paid-up share capital, and redeemable shares for a nominal amount of no more than one-fourth of its share capital.
Our Bylaws do not contain any provisions relating to sinking funds.
Our Bylaws do not specify what actions or quorums are required to change the rights of shareholders. Under Spanish law, the rights of shareholders may only be changed by an amendment to the Bylaws that complies with the requirements explained below under 'Meetings and Voting Rights'.
Meetings and voting rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date set by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Banco Santander. Notices of all

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

meetings have to be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Commercial Registry or in one of the national newspapers with the largest circulation in Spain, on the website of the CNMV and on Banco Santander’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. We held one ordinary general shareholder meeting on 31 March 2023.
Each Banco Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our Bylaws do not contain provisions regarding cumulative voting.
Any Banco Santander share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given to any individual or legal person, must be in writing or by remote means of communication and are valid only for a single meeting. According to Spanish law, if a director or another person acting on their behalf makes a public solicitation for proxies (thus obtaining more than three proxies), the director holding the proxies may not exercise the voting rights attached to the represented shares (unless specific instructions were given by the shareholder) in connection with any items in respect of which the director or such other person is subject to a conflict of interest and, in any event, in connection with decisions relating to:
•the director's appointment or ratification, removal, dismissal or withdrawal as director;
•the institution of a derivative action against the director; or
•the approval or ratification of transactions between Banco Santander and the director in question, companies controlled or represented by the director, or persons acting on the director's behalf.
In accordance with the Rules and regulations for the general shareholders' meeting, from the date when the call of the general shareholders' meeting is published, our corporate website includes the text of all resolutions proposed by the board of directors with respect to the agenda items and the details regarding the manner and procedures for shareholders to follow to confer representation on any individual or legal entity. The manner and procedures for electronic delegation and voting via the Internet are also indicated.
In 2004, our shareholders could exercise their voting and representation rights prior to the general shareholder's meeting by electronic means (via the Internet). Since 2005, our shareholders were also able to attend via the Internet (besides attending and voting in person) and were also able to vote in real time on the Internet on the resolutions considered at the meeting.
Only registered holders of Banco Santander shares on record at least five days prior to the day on which a meeting is scheduled may attend and vote at shareholders’ meetings. As a registered shareholder, the depositary will be entitled to vote the Banco Santander shares underlying the Santander
ADSs. The deposit agreement requires the depositary to accept voting instructions from holders of Santander ADSs and to execute such instructions to the extent permitted by law.
In general, resolutions passed at a general meeting are binding on all shareholders. In certain circumstances, Spanish law gives dissenting or absent shareholders the right to have their Santander shares redeemed at prices determined in accordance with established formula or criteria. Treasury shares held by Banco Santander or its affiliates are counted for the purpose of determining quorums but may not be voted by Banco Santander or by its affiliates.
Resolutions at general meetings are passed provided that, regarding the voting capital present or represented at the meeting, the number of votes in favour is higher than the number of votes against, except for the foregoing cases in which the law and the Bylaws require a greater majority.
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
•the relocation of the registered office abroad; and
•any other amendment to our Bylaws.
A quorum of 25% of the subscribed voting capital is required for a duly constituted ordinary or extraordinary general meeting of shareholders voting on such actions on the second call.
The valid approval of all the above listed actions requires the favourable vote of more than half of the votes corresponding to the shares represented in person or by proxy at the general shareholders’ meeting, except when on second call shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance - in which case the favourable vote of two-thirds of the share capital represented in person or by proxy at the general shareholders’ meeting shall be required.
For purposes of determining the quorum, those shareholders who vote by mail or via the Internet are counted as present at the meeting, as provided by the Rules and regulations of the general meeting. The quorum at the 2019 annual general meeting (AGM) was 68.50% of Banco Santander’s share capital, while the quorum at the 2019 extraordinary general meeting was 59.22% of Banco Santander's share capital; the quorum at the April 2020 AGM was 65.0% of Banco Santander’s share capital, and the quorum at the October 2020 AGM was 60.34% of Banco Santander’s share capital; the quorum at the March 2021 AGM was 67.67% of Banco Santander’s share capital; the quorum at the April 2022 AGM was 68.78% of Banco Santander’s share capital; and the quorum at the March 2023 AGM was 67.56% of Banco Santander’s share capital.
Changes in capital
See sections '2.1.'Share capital', 2.2. 'Authority to increase capital', 2.5 'Treasury shares', 3.4. '2023 AGM' and 3.5. 'Our next AGM in 2024' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
Dividends
See section 3.3.'Dividends and shareholder remuneration' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
Preemptive rights
In the event of a capital increase, each shareholder has a preferential right by operation of law to subscribe shares in proportion to their shareholding in each new issue of Banco Santander shares. The same right is vested on shareholders upon the issuance of convertible debt. However, shareholders' preemptive rights may be excluded under certain circumstances by specific approval at the general meeting (or upon its delegation by the board of directors) and preemptive rights are deemed excluded by operation of law in the relevant capital increase when our shareholders approve:
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

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
This duty to report the holding of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the percentage of an individual’s voting rights exceeds, reaches or falls below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer. Similar disclosure obligations apply, among others, in the event of: (i) certain voting, deposit, temporary transfer or other agreements regarding the relevant shares; or (ii) custodians or proxy-holders who can exercise with discretion the voting rights attached to the relevant shares. The above-mentioned threshold percentage will be 1% or any multiple of 1% whenever the person who has the duty to notify is a resident of a non-cooperative jurisdictions or of a country or territory where there is no taxation or where there is no obligation to exchange tax information (in accordance with Spanish law).
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
Members of the board of directors and top managers of any listed company must report to the CNMV the acquisition or disposal of shares or other securities or financial instruments of the issuer which are linked to these shares.
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
According to Article 40 of our Bylaws, in line with Recommendation 12 of the Code of Good Governance of listed companies, the board of directors will be guided by corporate interest, understood as the achievement of a business that is profitable and sustainable over the long term and that promotes the continuity thereof and the maximization of the company's value.
The authority to approve any transaction between Banco Santander and a director or a significant shareholder (or their related parties) is reserved to the board of directors (unless the value of the transaction exceeds 10% of the total assets of Banco Santander, in which case the authority to approve such transaction corresponds to the general shareholders’ meeting). Prior to such approval, it is the audit committee's responsibility to report on transactions which entail or might entail any situation of conflict of interest, related-party transactions or transactions which entail the use of corporate assets.
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
13.3. Exchange controls
Restrictions on foreign investments

On 4 July 2003, Law 19/2003 on the legal regime governing the movement of capital and financial transactions with foreign countries was approved which updated Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non-residents. The law established procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provided the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. Royal Decree 664/1999, on Foreign Investments (23 April 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, should no longer require any prior consents or authorisations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Likewise, Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy and Finance, strictly for administrative statistical and economical purposes. Only investments from 'tax haven' countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Council of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy and Competitiveness, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances included a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 was suspended for investments relating to national defence. Whenever Royal Decree 664/1999 was suspended, the affected investor should obtain prior administrative authorization in order to carry out the investment.
Notwithstanding the above, Spanish Royal Decree-Law 8/2020, of 17 March, on urgent extraordinary measures to address the economic and social impact of covid-19 (as amended from time to time, 'RDL 8/2020'), suspended, effective as of 18 March 2020, the regime on the deregulation of foreign direct investment in Spain, indefinitely, until the Spanish Government decides otherwise. To that end, it added a new Article 7 bis and established new rules on sanctions in Articles 8 and 12 of Law 19/2003, of 4 July. The RDL 8/2020 was based in this regard on Regulation EU 2019/452 of the European Parliament and of the Council of 19 March 2019 establishing a framework for the screening of foreign direct investments into the Union ('Regulation 2019/452'), some of the provisions of which it reproduces almost literally. As a result of RDL 8/2020, the need for authorisation for foreign investment has become the norm, when it had previously only been required exceptionally, for very specific sectors, when carried out by residents of countries outside the European Union ('EU') and the European Free Trade Association ('EFTA'). Later, Royal Decree-Law 34/2020, of 17 November, on urgent measures to support business solvency and the energy sector as well as on taxation ('RDL 34/2020'), further restricted the freedom to carry out foreign investments in Spain, with a transitional rule until 31 December 2024 (as extended by Royal Decree-Law 20/2022 of 27 December), which also required prior authorisation to be obtained for investments in companies listed in Spain or unlisted companies in Spain if the value of the investment made by residents of other EU and EFTA countries exceeds 500 million euros. For these purposes, companies listed in Spain will be considered those whose shares are, in whole or in part, admitted to trading in an official Spanish secondary market and have their registered office in Spain.

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
Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing an 'exchange of information' clause will be exempt from taxation in Spain. In addition, under the Treaty, if you are a US resident, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 Form, between 1 January and 20 January of the calendar year following the year in which the transfer of ADSs or shares took place.
Spanish wealth tax
Individuals not resident in Spain for tax purposes who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year. The Spanish tax authorities might take the view that all shares of

Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year (this average price of listed shares is published in the Official State Gazette every year). Notwithstanding the above, the first EUR 700,000 of net wealth owned by an individual (resident or non-resident) will be exempt from taxation.
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
Solidarity Tax on large fortunes
On 28 December 2022, Law 38/2022 introduced a solidarity tax on large fortunes as a temporary measure that would be implemented in 2023 and 2024 for the 2022 and 2023 tax years. This is a complementary tax to Spanish Wealth Tax for high net-worth individuals, which is charged on net assets over EUR 3 million establishing a progressive tax rate from 0% up to EUR 3 million, 1.7% up to EUR 5.3 million, 2.1% up to EUR 10 million and to 3.5% for a net wealth of over EUR 10 million. The Royal Decree-Law of 28 December 2023 extended its application for another year (tax year 2024) and added the exemption from taxation for the first 700,000 euros for non-resident taxpayers.
Because of its complementary nature with the current Wealth Tax, the text provides that the amount an individual pays in wealth tax (as calculated under the local autonomous communities rules) may be deducted from the solidarity tax in order to avoid double taxation between the solidarity tax and the wealth tax.
It modifies the Spanish Wealth tax, including an amendment in relation to the tax liability of non-residents who are liable for this tax as non-resident taxpayers and also a new provision stating that securities will be considered to be located in Spain if they represent an investment in the equity of entities, not traded on organized markets, whose assets (directly or indirectly) consist of a portion higher than 50% of real estate located in Spain.

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
US Federal Income Tax considerations
The following summary describes the material US federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The summary applies only to US Holders (as defined below) that hold ADSs or shares as capital assets for US federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the US Holder’s particular circumstances, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the 'Code') known as the Medicare contribution tax, state, local or non-United States tax laws, and tax consequences applicable to US Holders subject to special rules, such as:
•financial institutions;
•insurance companies;
•dealers and traders in securities that use a mark-to-market method of tax accounting;
•persons holding ADSs or shares as part of a 'straddle', conversion transaction or integrated transaction;

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
Recently released Treasury Regulations ('the Foreign Tax Credit Regulations') may in some circumstances prohibit a US person from claiming a foreign tax credit with respect to certain non-US taxes that are not creditable under applicable income tax treaties. The US Internal Revenue Service (the
"IRS") recently released a notice which indicates that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provides temporary relief from certain provisions of these new regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Accordingly, US investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Spanish taxes imposed on dividends on, or dispositions of, ADS or shares. As noted above, the discussions below regarding the creditability of any Spanish taxes do not address the foreign tax credit consequences to holders of ADSs or shares that do not qualify for the benefits of the Treaty.
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
Passive Foreign Investment Company rules
We believe that we were not a PFIC for US federal income tax purposes for the 2023 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after 31 December 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year. In addition, if recently proposed Treasury Regulations are finalized in their current form, our PFIC status will also depend on the location of activities that produce active banking income and the location of our customers.
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
Information reporting and backup withholding

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

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
13.6. Share ownership of Directors and senior management
As of 21 February 2024, the direct, indirect and represented holdings of our current directors and senior managers were as follows:

	Shares					Options on Banco Santander shares
Directors	Direct Stake	Indirect Stake	Represented Stake	Total shares	% of Capital Stock	Direct	Indirect
Ana Botín-Sanz de Sautuola y O´Shea	1,893,028	31,161,724		33,054,752	0.209%	903,995	1,337,614
Héctor Grisi	1,938,074			1,938,074	0.012%	123,990
Glenn Hutchins	524,027			524,027	0.003%
José Antonio Álvarez Álvarez	2,617,170			2,617,170	0.017%	610,123
Homaira Akbari	67,826	100,913		168,739	0.001%
Javier Botín-Sanz de Sautuola y O´Shea	5,502,083	25,598,851	156,958,921 (A)	188,059,855	1.188%
Bruce Carnegie-Brown	59,940			59,940	0.000%
Sol Daurella Comadrán	149,483	476,837		626,320	0.004%
Henrique de Castro	2,982			2,982	0.000%
Germán de la Fuente	10,000			10,000	0.000%
Gina Díez Barroso	27,000			27,000	0.000%
Luis Isasi Fernández de Bobadilla	45,000			45,000	0.000%
Ramiro Mato García-Ansorena	506,860			506,860	0.003%
Belén Romana García	208	4		212	0.000%
Pamela Ann Walkden	82,608			82,608	0.001%
TOTAL	13,426,289	57,338,329	156,958,921	194,668,787	1.230%	1,638,108	1,337,614
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

	Shares				Options on Banco Santander shares
Senior Managers	Direct Stake	Indirect Stake (A)	Total shares	% of Capital Stock	Direct	Indirect
Daniel Barriuso	59,346		59,346	0.000%	96,585
Alexandra Brandao	124,342		124,342	0.001%	117,656
Juan Manuel Cendoya	1,227,027	3	1,227,030	0.008%
José Doncel	932,116	1,825	933,941	0.006%
Mahesh Aditya	75,340		75,340	0.000%
José Antonio García Cantera	2,330,724	2	2,330,726	0.015%
Juan Guitard	1,716,391		1,716,391	0.011%
José María Linares	594,258		594,258	0.004%	564,099
Mónica López-Monís	434,417	818	435,235	0.003%
Dirk Marzluf	1,321,765		1,321,765	0.008%	572,725
Víctor Matarranz	810,706	9	810,715	0.005%	111,111
José Luis de Mora	737,635		737,635	0.005%	202,534
Jaime Pérez Renovales	830,367	17,380	847,747	0.005%
Marjolein van Hellemondt-Gerdingh	249,006		249,006	0.002%	95,349
TOTAL	11,443,440	20,037	11,463,477	0.072%	1,760,059
(A)Includes family shares.

13.7. Unresolved staff comments
None.
13.8. Cybersecurity risk management
At Santander, cybersecurity risk management is an integral part of our operational risk management and control model. Our cybersecurity risk management is designed to align with international best practices and provide a framework to measure and monitor the cyber risk profile and control environment, including threats and incidents associated with the use of third-party service providers through our supplier risk management model and internal control framework, and

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

facilitate coordination across different departments of our company.
Our operational risk model, where cybersecurity risk is embedded, establishes the items needed to manage and control operational risk properly according to regulatory standards and best management practices. Its phases are: (i) strategic planning; (ii) identification and assessment of risks and internal controls; (iii) ongoing monitoring of the operational risk profile; (iv) risk response decisions including risk mitigation and risk transfer measures; and (v) disclosure, reporting and escalation of relevant operational risk events, including cybersecurity risk, to senior risk executives in the shortest time possible. Operational Risk control self-assessment (RCSA) is one of our main operational risk tools. It integrates specific reviews that allow for the identification of cyber, technology, fraud, third party supplier risk as well as other risk drivers that could lead to operational risk or failure to meet regulatory expectations. RCSA is implemented in Heracles, which is our management and reporting system for operational risk throughout the Group, supporting the operational risk programme and tools with a Governance, Risk and Compliance (GRC) approach.
Additionally, in light of an increase in cyber and environmental related risks, as well as regulatory requirements (in particular DORA), the Group has strengthened the supplier risk management model and the internal control framework and a new IT platform is being developed to properly assess and manage the risks in outsourcing and third-party agreements.
In 2023, we have implemented new controls following a cyber threat-led approach, covering current areas of risk and new attack methods. In addition to the evolution of our Ransomware readiness and Data Leakage Prevention frameworks developed in 2022, a new Distributed Denial of Service framework has been designed, responding to the increased threat derived by the geopolitical backdrop. New controls have been developed, notably around supply chain, backup and recovery and fraud prevention measures reinforced by leveraging behavioural biometric solutions and machine learning technology. Further, to strengthen our response, streamline operations, and maximise resources, the Santander Fusion Center was inaugurated in 2023, enabling closer collaboration between cyber and IT monitoring teams. The Fusion Center operates 24 hours a day, 7 days per week, providing services to all entities of the Group, detecting, monitoring, and responding to operational failures and cybersecurity events. In addition to regular testing and reviews performed by our cybersecurity team, independent third-party certification authorities review and certify our critical cybersecurity processes. Certifications are periodically reviewed and updated, certifying new processes and controls on an annual basis.
For information on our overall risk management process and tools, and risk reporting structure, see sections 2.3 ‘Risk, compliance & conduct governance’ , 2.4 ‘Risk management processes and tools’ in the ‘Risk, compliance & conduct management’ chapter in Part 1 of this annual report on Form 20-F. For details on the measurement, monitoring and control of cybersecurity-related risks, and their respective mitigation plans, and cybersecurity initiatives see 5. ‘ Research, development, and innovation (R&D&I) - Cybersecurity’ in the ‘Economic and financial review’ chapter and 6.2 ‘Operational risk management (including Cyber risk)’ in the ‘Risk, compliance & conduct management’ chapter of this annual report on Form
20-F. For more details on the cybersecurity initiatives, including training and awareness we ran in 2023, see 5. ‘Acting responsibly towards customers’ in the ‘Responsible banking’ chapter of this annual report on Form 20-F.
The board of directors and its delegated committees are the highest decision making and monitoring bodies regarding management of the cybersecurity risk. The innovation and technology committee of the board of directors is in charge of assisting the board in the supervision of cybersecurity risks in coordination with the risk supervision, regulation and compliance and audit committees. The three committees are jointly responsible for monitoring the cybersecurity strategy of the Group and the internal audit coverage of cybersecurity risk, managing and controlling cybersecurity risks and monitoring cybersecurity threats. Homaira Akbari, an independent non-executive director who is member of the audit and innovation and technology board committees, has many years of experience supervising the cybersecurity risks and has held various roles at technology companies such as Microsoft Corporation and Thales Group. For more information regarding the board committees see sections 4.5 'Audit committee activities in 2023', 4.8 'Risk supervision, regulation and compliance committee activities in 2023' and 4.10 'Innovation and technology committee activities in 2023' in the ‘Corporate governance’ chapter of this annual report on Form 20-F.
Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. The Group Chief Operating & Technology Officer and dedicated personnel are certified and experienced information systems security professionals and information security managers. The Group Chief Operating & Technology Officer joined Grupo Santander in 2018 and has held senior management and IT-related positions within Santander and other companies such as AXA Group. Management, including the Group Chief Operating & Technology Officer and our Global Chief Information Security Officer (CISO), regularly update the board of directors, the innovation and technology, risk supervision, regulation and compliance and audit committees on the Group’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports that cover, among other topics, cybersecurity threats and incidents and updates of the Group’s cybersecurity programs and mitigation strategies.
In the reporting period, an increase in cybersecurity events has been observed, primarily related to Distributed Denial of Service (DDoS) attacks derived from the geopolitical situation, and isolated events involving third-party service providers, which were promptly addressed and resolved. None of these events materially affected our operations. Our team remains vigilant and committed to enhancing our cybersecurity measures to protect against evolving digital threats.
Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see 4. 'Risk Factors – 2.3 Operational and technology risks'.

14. Recent events
No significant events occurred from 1 January 2024 to the date of filing of this annual report on Form 20-F except for the following:
In accordance with the shareholders' resolution taken at the March 2023 general shareholders’ meeting, on 30 January 2024 the board of directors approved a capital reduction of EUR 179,283,743.5 through the redemption of 358,567,487 shares (representing approximately 2.22% of the capital, acquired in the First 2023 Buyback Programme.
15. Controls and procedures
(a) Evaluation of Disclosure Controls and Procedures
As of 31 December 2023, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, Banco Santander, S.A.’s chief executive officer, chief financial officer and chief accounting officer concluded that Santander’s disclosure controls and procedures at 31 December 2023, were effective in ensuring that information Banco Santander, S.A. is required to disclose in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to Banco Santander, S.A.’s management, including its disclosure committee, chief executive officer, chief financial officer and the chief accounting officer, as appropriate to allow timely decisions regarding required disclosures.
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
Our internal control over financial reporting includes those policies and procedures that:
•Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 31 December 2023, based on the framework set forth by the

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

Committee of Sponsoring Organizations of the Treadway Commission ('COSO') in Internal Control - Integrated Framework (2013). Based on the assessment performed, management concluded that as of 31 December 2023, the Group´s internal control over financial reporting was effective.
PricewaterhouseCoopers Auditores, S.L. (PCAOB ID 1306) which has audited the consolidated financial statements of the Group for the year ended 31 December 2023, has also audited the effectiveness of the Group’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report on page 510 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
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
During 2023, the Group Audit Committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved audit related services and a list of non-audit services allowed to be provided by the auditor, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for the non-audit services and those not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Group Audit Committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.
All services provided by the Group’s principal auditing firm in 2023 detailed in note 47.b to our consolidated financial statements included in Part 1 of this annual report on Form 20-F were approved by the audit committee.
16. Corporate governance
The following is a summary of the main differences between our corporate governance practices and those applicable to domestic issuers under the NYSE listing standards.
Independence of the directors on the board of directors
Under the NYSE corporate governance rules, a majority of the board of directors of any US company listed on the NYSE must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE.
Under Spanish law, article 529 duodecies of the Spanish Companies Act, passed by Royal Decree-Law 1/2010 (2 July 2010), sets out the requirements to be considered an independent director in a listed company but not a required number of independent directors. There is a non-binding recommendation established in the Spanish Corporate Governance Code that the number of independent directors represent at least half of the total size of the board. Likewise, Article 6.1 of the Rules and regulations of the board states that the board shall aim for the number of independent directors to account for at least half of all directors. Article 42.1 of our Bylaws sets that the shareholders at the general shareholders’ meeting shall endeavour to ensure that independent directors account for at least one-third of the total number of directors.
Banco Santander's board of directors currently has ten independent directors (out of fifteen directors total), as defined in Article 6.2.c) of the Rules and regulations of the board.
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
Independence of the directors on the audit, nomination committee, remuneration committee and risk supervision, regulation and compliance committee
In accordance with the NYSE corporate governance rules, all US companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. All the members of the nomination committee of Banco Santander’s board are independent directors; the remuneration committee is composed of five non-executive directors (four are independent and one, in the opinion of the board, is neither proprietary nor independent); and the risk supervision, regulation and compliance committee is composed of five directors (four are independent and one, in the opinion of the board, is neither proprietary nor independent). The chair of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and regulations of the board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
As at the date of present document, none of the members of the nomination committee, the remuneration committee or the risk supervision, regulation and compliance committee is an executive director, member of senior management or employee of Banco Santander, and no executive director or member of senior management has held a position on the board (or the remuneration committee) of companies that employ members of the nomination committee, the remuneration committee and the risk supervision, regulation and compliance committee.
Separate meetings for non-executive directors
In accordance with the NYSE corporate governance rules, non-executive directors must meet periodically outside of the presence of management. Although this practice is not required under Spanish law, several meetings among non-executive directors held by the Lead Independent Director are organized during the year. During 2023, in order to facilitate discussion and open dialogue among the independent directors, the Lead Independent Director held five meetings with non-executive directors without executive directors present, where they were able to voice their views and opinions. The meetings were also a valuable opportunity to discuss other matters, including board training topics, strategy execution, executive director and key management performance, succession planning and reflections on areas for continuous improvement with regard to the effectiveness and culture of the board and its committees.
The audit committee; the nomination committee; the remuneration committee; and the risk supervision, regulation and compliance committee of Banco Santander are composed entirely of non-executive directors, according to articles 17,

Cross-reference to Form 20-F	Consolidated directors' report	Consolidated financial statements	Supplemental information

18, 19 and 20 of our Rules and regulation of the board of directors, respectively. The first two committees are composed entirely of independent directors.
In 2023, the audit committee met 15 times; the nomination committee met 13 times; the remuneration committee met 12 times; and the risk supervision, regulation and compliance committee met 17 times.
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
The current General Code of Conduct set an open door policy by which any Santander employee who becomes aware not only of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our internal regulations, but also of any action that is not aligned with Santander´s corporate behaviours or Simple, Personal and Fair (SPF) corporate culture, may report such act directly to compliance management through the appropriate whistleblowing channel (Canal Abierto).
As at 31 December 2023, no waivers with respect to the General Code of Conduct had been applied for or granted.
In addition, we abide by a Code of Conduct in Securities Markets (CCSM), which was approved on 28 July 2003. This policy applies to those employees who perform professional activities related to stock markets or manage inside information due to their professional activities for the Group. On 30 June 2020, the board of directors approved an update of the CCSM to include aspects which mainly seek the alignment of its content and definitions with current regulations, the internal organizational structure and best-practices from CNMV.
Both codes are available to the public on our corporate website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading 'Information for shareholders and investors-corporate governance-codes of conduct'.
Shareholder approval of new share issuances
As a company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. Section 312.03(c) of the NYSE Listed Company Manual requires shareholder approval of new share issuances above the 20% threshold specified therein in certain circumstances. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Spain, which is our home country, differ significantly from the NYSE corporate governance listing standards. We have elected to follow the
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

2.2	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
8.1	List of Subsidiaries (incorporated as Appendices I, II and III of our Financial Statements filed with this Form 20-F).
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
12.3	Section 302 Certification by the chief accounting officer.
13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
97.1	Compensation recovery policy required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
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

Date: 21 February 2024

