Form 20-F
period 2024-12-31
Banco Santander, S.A.
filed 2025-02-28
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ending 31 December 2024
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
José G. Cantera
Banco Santander, S.A.
Ciudad Grupo Santander - 28660 Boadilla del Monte (Madrid), Spain
Tel: +34 91 259 65 20
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class		Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	SAN	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	Not applicable	New York Stock Exchange *
Non-cumulative Preferred Stock Series 6	SAN PRB	New York Stock Exchange
4.250% Second Ranking Senior Debt Securities due 2027	SAN27	New York Stock Exchange
3.800% Senior Non Preferred Fixed Rate Notes due 2028	SAN28	New York Stock Exchange
3.306% Senior Non Preferred Fixed Rate Notes due 2029	SAN29	New York Stock Exchange
4.379% Senior Non Preferred Fixed Rate Notes due 2028	SAN28A	New York Stock Exchange
5.179% Subordinated Debt Securities due 2025	SAN/25	New York Stock Exchange
2.746% Senior Non Preferred Fixed Rate Notes due 2025	SAN25	New York Stock Exchange
3.490% Senior Non Preferred Fixed Rate Notes due 2030	SAN30	New York Stock Exchange
2.749% Tier 2 Subordinated Fixed Rate Notes due 2030	SAN30A	New York Stock Exchange
1.849% Senior Non Preferred Fixed Rate Notes due 2026	SAN26	New York Stock Exchange
2.958% Senior Non Preferred Fixed Rate Notes due 2031	SAN31	New York Stock Exchange
4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP1	New York Stock Exchange
4.125% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP2	New York Stock Exchange
1.722% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2027	SAN27A	New York Stock Exchange
3.225% Tier 2 Subordinated Callable Fixed-to-Fixed Rate Notes due 2032	SAN32	New York Stock Exchange
3.496% Senior Preferred Fixed Rate Notes due 2025	SAN25A	New York Stock Exchange
4.175% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2028	SAN28B	New York Stock Exchange
5.147% Senior Non Preferred Fixed Rate Notes due 2025	SAN25B	New York Stock Exchange
5.294% Senior Non Preferred Fixed Rate Notes due 2027	SAN27B	New York Stock Exchange
6.921% Tier 2 Subordinated Fixed Rate Notes due 2033	SAN33	New York Stock Exchange
5.588% Senior Preferred Fixed Rate Notes due 2028	SAN28C	New York Stock Exchange
6.527% Senior Preferred Callable Fixed-to-Fixed Rate Notes due 2027	SAN27C	New York Stock Exchange
6.607% Senior Preferred Fixed Rate Notes due 2028	SAN28D	New York Stock Exchange
6.938% Senior Preferred Fixed Rate Notes due 2033	SAN33A	New York Stock Exchange
9.625% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP3	New York Stock Exchange
9.625% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP4	New York Stock Exchange
6.350% Tier 2 Subordinated Fixed Rate Notes due 2034	SAN34	New York Stock Exchange
Senior Preferred Callable Floating Rate Notes due 2028	SAN28G	New York Stock Exchange
5.365% Senior Preferred Callable Fixed-to-Fixed Rate Notes due 2028	SAN28H	New York Stock Exchange
5.439% Senior Preferred Fixed Rate Notes due 2031	SAN31A	New York Stock Exchange
8.000% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP5	New York Stock Exchange
Senior Non Preferred Callable Floating Rate Notes due 2028	SAN28E	New York Stock Exchange
5.552% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2028	SAN28F	New York Stock Exchange
5.538% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2030	SAN30B	New York Stock Exchange
5.565% Senior Non Preferred Fixed Rate Notes due 2030	SAN30C	New York Stock Exchange
6.033% Senior Non Preferred Fixed Rate Notes due 2035	SAN35	New York Stock Exchange

*Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None (Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 15,152,492,322 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

BANCO SANTANDER, S.A.
This annual report on Form 20-F for the year ended 31 December 2024, includes two parts: (i) consolidated directors’ report, auditor's report and consolidated financial statements, and (ii) supplemental information. Set forth below is a table listing the required items for Form 20-F and the location where the relevant disclosure in this annual report can be found.
CROSS REFERENCE TO FORM 20-F

Form 20-F Item Number and Caption		Location	Page
Presentation of Financial and Other Information		Supplemental information. Section 1	875
Cautionary Statement Regarding Forward-Looking Statements		Supplemental information. Section 2	876
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and Senior Management	Not required for Annual Report on Form 20-F	-
	B. Advisers	Not required for Annual Report on Form 20-F	-
	C. Auditors	Not required for Annual Report on Form 20-F	-
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer Statistics	Not required for Annual Report on Form 20-F	-
	B. Method and Expected Timetable	Not required for Annual Report on Form 20-F	-
ITEM 3.	KEY INFORMATION
	Selected financial data	Supplemental information. Section 3	878
	A. [Reserved]
	B. Capitalization and indebtedness	Not required for Annual Report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for Annual Report on Form 20-F	-
	D. Risk factors	Supplemental information. Section 4	882
ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	General Information	870
	Acquisitions, Dispositions, Reorganizations	Note 3. b) to our consolidated financial statements	620
	Capital Increases	Note 31 to our consolidated financial statements	702
	Recent Events	Note 1. g) to our consolidated financial statements	594
		Supplemental information. Section 14	973
	B. Business overview	Directors' Report. Economic and Financial Review	384
	Selected Statistical information	Supplemental information. Section 5	917
		Note 6 to our consolidated financial statements	639
		Note 10 to our consolidated financial statements	643
		Note 20 to our consolidated financial statements	661
		Note 21 to our consolidated financial statements	661
	Competition in Spain	Supplemental information. Section 9	935
	Supervision and Regulation	Supplemental information. Section 10	937
		Note 1.e) to our consolidated financial statements	591
	C. Organizational structure	Appendix I, II and III to our consolidated financial statements	829
		Note 1.a) to our consolidated financial statements	589
	D. Property, plants and equipment	Note 16 to our consolidated financial statements	653
		Directors' Report. Economic and Financial Review. Section 4.5 (for number of branches in segments and units)	462
ITEM 4A.	UNRESOLVED STAFF COMMENTS	Supplemental information. Section 13	970
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	A. Operating results	Directors' Report. Economic and Financial Review. Sections 3 and 4	394
		Supplemental information. Section 6	933
	B. Liquidity and capital resources	Directors' Report. Economic and Financial Review. Section 3.4 and 3.5	415
	Tabular disclosure of contractual obligations	Supplemental information. Section 7	934
	Off balance sheet arrangements	Note 35 to our consolidated financial statements	706
	C. Research and development, patents and licenses, etc.	Note 18 to our consolidated financial statements	659
		Directors' Report. Economic and Financial Review. Section 5	478

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Form 20-F Item Number and Caption		Location	Page
	D. Trend information	Directors' Report. Economic and Financial Review. Section 7	482
	E. Critical accounting estimates	Note 1c) to our consolidated financial statements	591
		Note 2 to our consolidated financial statements	594
		Note 17 to our consolidated financial statements	656
		Note 18 to our consolidated financial statements	659
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	Directors' Report. Corporate Governance. Section 4 and 5	255
	B. Compensation	Note 5 to our consolidated financial statements	626
		Directors' Report. Corporate Governance. Section 6	307
	C. Board practices	Directors' Report. Corporate Governance. Section 4.2 to 4.10	264
	D. Employees	Supplemental information. Section 8	934
	E. Share ownership	Supplemental information. Section 13	970
	F. Disclosure of a registrant's action to recover erroneously awarded compensation	None
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A. Major shareholders	Directors' Report. Corporate Governance. Section 2.3 and 2.4	242
	B. Related party transactions	Notes 5.f) to our consolidated financial statements	626
		Note 53 to our consolidated financial statements	785
		Directors' Report. Corporate Governance. Section 4.12	303
	C. Interests of experts and counsel	Not required for Annual Report on Form 20-F	-
ITEM 8.	FINANCIAL INFORMATION
	A. Consolidated statements and other financial information
	Financial statements	Consolidated financial statements	560
	Legal proceedings	Note 25 to our consolidated financial statements	670
	Shareholders remuneration	Supplemental information. Section 11	958
		Directors' Report. Corporate Governance. Section 3.3	251
		Note 4 to our consolidated financial statements	624
	B. Significant Changes	Not applicable	-
ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	Supplemental information. Section 12	958
	B. Plan of distribution	Not required for Annual Report on Form 20-F	-
	C. Markets	Supplemental information. Section 12	958
		Directors' Report. Corporate Governance. Section 2.6	246
	D. Selling shareholders	Not required for Annual Report on Form 20-F	-
	E. Dilution	Not required for Annual Report on Form 20-F	-
	F. Expenses of the issue	Not required for Annual Report on Form 20-F	-
ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for Annual Report on Form 20-F	-
	B. Memorandum and articles of association	Supplemental information. Section 13	961
		Directors' Report. Corporate Governance. Sections 2.1 and 2.2	241
		Directors' Report. Corporate Governance. Sections 3.2; 3.3; 3.4 and 3.5	249
		Directors' Report. Corporate Governance. Sections 4.2 and 4.3	264
		Directors' Report. Corporate Governance. Section 4.12	303
		Directors' Report. Corporate Governance. Section 6	307
	C. Material contracts	Supplemental information. Section 13	965
	D. Exchange controls	Supplemental information. Section 13	965
	E. Taxation	Supplemental information. Section 13	965
	F. Dividends and paying agents	Not required for Annual Report on Form 20-F	-
	G. Statement by experts	Not required for Annual Report on Form 20-F	-
	H. Documents on display	Supplemental information. Section 13	970
	I. Subsidiary information	Not required for Annual Report on Form 20-F	-
	J. Annual report to security holders	Not required for Annual Report on Form 20-F	-

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Form 20-F Item Number and Caption		Location	Page
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Directors' Report. Risk management and compliance. Section 3	524
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt securities	Not required for Annual Report on Form 20-F	-
	B. Warrants and rights	Not required for Annual Report on Form 20-F	-
	C. Other securities	Not required for Annual Report on Form 20-F	-
	D. American Depositary Shares	Supplemental information. Section 12	958
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-
ITEM 15.	CONTROLS AND PROCEDURES	Supplemental information. Section 15	973
ITEM 16	[Reserved]
	A. Audit committee financial expert	Directors' Report. Corporate Governance. Section 4.5	279
	B. Code of ethics	Directors' Report. Risk management and compliance. Section 6.2	543
		Directors' Report. Corporate Governance. Section 8.1	339
	C. Principal accountant fees and services	Note 47. b) to our consolidated financial statements	740
		Supplemental information. Section 15	973
	D. Exemptions from the listing standards for audit committees	Not applicable	-
	E. Purchases of equity securities by the issuer and affiliated purchasers	Supplemental information. Section 12	958
	F. Change in registrant’s certifying accountant	Not applicable	-
	G. Corporate governance	Supplemental information. Section 16	975
	H. Mine safety disclosure	Not applicable	-
	I. Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	-
	J. Insider trading policies	Supplemental information. Section 13.9	973
		Supplemental information. Section 17. Exhibit 11.1	978
	K. Cybersecurity	Directors' Report. Sustainability statement. Section 3.3.3	97
		Directors' Report. Corporate Governance. Sections 4 and 5	255
		Directors' Report. Economic and Financial Review. Section 5	478
		Directors' Report. Risk management and compliance. Section 5	537
		Supplemental information. Section 13.8	972
PART III
ITEM 17.	FINANCIAL STATEMENTS	Consolidated financial statements	560
ITEM 18.	FINANCIAL STATEMENTS	Consolidated financial statements	560
ITEM 19	EXHIBITS	Supplemental information. Section 17	978

BANCO SANTANDER, S.A.

Part 1.

Consolidated directors´ report, auditor's report and consolidated financial statements

2024
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

Consolidated directors’ report

BUSINESS MODEL AND STRATEGY	7

THE SANTANDER WAY	8
OUR BUSINESS MODEL	9
2024 RESULTS	10
LOOKING AHEAD	17

SUSTAINABILITY STATEMENT	18

Consolidated non-financial information and sustainability information statement

1. SUSTAINABILITY AT SANTANDER (General information)	22
2. OUR CLIMATE TRANSITION PLAN (Environmental information)	32
3. SUPPORTING EMPLOYEES, COMMUNITIES AND CUSTOMERS (Social information)	75
4. BUSINESS CONDUCT (Governance information)	100
SUSTAINABILITY NOTES	107
OTHER SUSTAINABILITY INFORMATION	224

CORPORATE GOVERNANCE	232

ECONOMIC AND FINANCIAL REVIEW	384

RISK MANAGEMENT AND COMPLIANCE	502

Auditor's report and consolidated financial statements

AUDITOR'S REPORT	562
CONSOLIDATED FINANCIAL STATEMENTS	572

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	588
APPENDIX	829

GENERAL INFORMATION	870

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2024 consolidated
directors’ report
This report was approved unanimously by our board of directors on 25 February 2025
Our approach to this document
We changed the layout of our consolidated directors’ report in 2018 to include the contents previously provided in these documents, which we no longer prepare separately:
•Annual report
•Consolidated directors’ report
•Annual corporate governance report (CNMV format document)
•Board committee reports
•Sustainability report
•Annual report on our directors’ remuneration (CNMV format document)
The consolidated directors’ report also includes all information required by Spanish Act 11/2018 on non-financial information and diversity and the information on sustainability prepared by the Group in accordance with the European Standards of Sustainability Reporting (ESRS). It can be found in the 'Sustainability statement' chapter, which constitutes the consolidated non-financial information statement and sustainability information.
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
Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.
For more details on APMs and non-IFRS measures, see section 8. 'Alternative performance measures (APMs)' of the 'Economic and financial review' chapter and section SN 9 'Alternative performance measures (APMs)' of the 'Sustainability statement' chapter.
Sustainability information
This report contains, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. The sustainability information can be found throughout the report but mostly in the 'Sustainability statement' chapter.
The sustainability information is provided in accordance with Directive 2022/2464 on corporate sustainability reporting (CSRD) and Law 11/2018 on non-financial and diversity reporting. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Annual report 2024    4

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Forward-looking statements
Banco Santander hereby warns that this annual report contains 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements.
The important factors below (and others described elsewhere in this report), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
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
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.
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
Annual report 2024    5

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Annual report 2024    6

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

BUSINESS MODEL AND STRATEGY
Annual report 2024    7

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

THE SANTANDER WAY

Our purpose	Our aim	Our how

To help people and businesses prosper	To be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities	Everything we do should be Simple, Personal and Fair

Annual report 2024    8

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

OUR BUSINESS MODEL
Generating value for our stakeholders

CUSTOMER FOCUS	Building a digital bank with branches

→Customer focus is the essence of our strategy. Our multichannel offering enables us to fulfil all our customers' financial needs, making us their global, trusted and responsive partner.
→Our customer growth investments are centred around three basic things: provide great products at competitive prices, a frictionless digital experience and being a trusted financial partner.
→We are building a digital bank with branches to make our customers' lives easier. By merging technology with human touch, we offer fully-digital products while ensuring our branches provide support and advice. This blend of innovation and personalization ensures our customers get the best of both worlds.

	2023	2024
Total customers (mn)	165	173
Active customers (mn)	100	103

SCALE	Global & in-market scale

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
→Our global approach to technology and development of global platforms is helping us to provide our customers with cost competitive products and the best digital experience.

ONE Santander
Global businesses	Retail	Retail & Commercial Banking	}

	Consumer	Digital Consumer Bank	}

	CIB	Corporate & Investment Banking	}

	Wealth	Wealth Management & Insurance	}

	Payments	Payments	}

DIVERSIFICATION	Business, geographical and balance sheet

→Our simple and well-targeted range of products and services meets the needs of a wide spectrum of customers: individuals, SMEs, mid-market companies, large corporates, Wealth Management customers, first-time banking customers, auto customers and dealers, and card customers.
→Santander has a strong, simple and diversified balance sheet, with a low exposure to market risk and is highly collateralized and made up mainly of loans.
→Diversification and a medium-low risk profile deliver recurrent pre-provision profit, with among the lowest volatility across peers.

Group net operating income (pre-provision profit)
EUR billion

Annual report 2024    9

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2024 RESULTS
Record results for the third consecutive year, creating value for shareholders

→Record profit on the back of 8mn new customers YoY and strong revenue growth
→A groundbreaking year in our transformation, driving strong operating performance and profitable growth
→Solid balance sheet with sound credit quality and capital ratio, reflecting all-time high organic generation
→Delivering double-digit value creation and higher shareholder remuneration

FY’24 Attributable Profit	FY’24 Revenue

€12.6bn +14%	€62.2bn +8%

Efficiency	RoTE

41.8% –226bps	16.3% +121bps

CoR	FL CET1

1.15% -3bps	12.8% +51bps

TNAVps + DPS	Cash DPS paid in 2024

+14%	+39%
Note: Based on underlying P&L. YoY changes in euros. In constant euros: FY'24 attributable profit +15% vs. FY’23; FY'24 revenue +10% vs. FY’23. For more information on figures presented in constant euros and the alternative performance measures presented above and across this chapter, see section 8. 'Alternative performance measures'.
TNAVps + Cash dividend per share (DPS) includes the €9.50 cent cash dividend per share paid in May 2024 and the €10.00 cent interim cash dividend per share paid in November 2024. Growth in Cash DPS corresponds to the total cash dividend per share paid during 2024 compared to the cash dividends per share paid during 2023. For more details, see section 3.3 ‘Dividends and shareholder remuneration’ in the ‘Corporate governance’ chapter. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

We delivered on all our financial targets, which we upgraded in the Q2'24 earnings presentationA

	2024 targetsA	2024 achievements
RevenueB	High-single digit growth	+10%	✓
Efficiency ratio	c.42%	41.8%	✓
CoR	c.1.2%	1.15%	✓
FL CET1	>12%	12.8%	✓
RoTE	>16%	16.3%	✓
A.Some targets were upgraded in the Q2'24 results presentation: i) revenue from mid-single digit growth to high-single digit growth; ii) efficiency ratio from <43% to c.42%; iii) RoTE from 16% to >16%. FL CET1 target >12% after FL Basel III implementation, FL definition as of 1 January 2025.
B.YoY change in constant euros.
Annual report 2024    10

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Over the last 10 years our transformation and unique business model have consistently delivered profitable growth
A. Total shareholder remuneration charged against the results corresponding to the calendar year: cash dividend + share buybacks excluding scrip dividends. Implementation of 2024 shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

We are in a phase of value creation, driven by higher profitability underpinned by three tenets:

Think Value	Delivering double-digit value creation, on average through-the-cycle

Think Customer	Building a digital bank with branches with well-targeted products and services to grow our customer base

Think Global	Leveraging global and in-market scale, network and tech to deliver world class-services and accelerate profitable growth

Annual report 2024    11

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Think Value
Delivering double-digit value creation, on average through-the-cycle
→We are entering the last year of our strategic cycle well ahead of all our key Investor Day targets for 2025
2024 vs. ID targets for 2025

Strength

FL CET1 12.8% >12%

Shareholder remuneration

Payout 50% Cash dividend + SBB 50% annually

Disciplined capital allocation

RWAs with RoRWA > CoE 87% c.85%

Profitability

RoTE 16.3% 15-17%

Note: target payout defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. For more details, see section 3.3 ‘Dividends and shareholder remuneration’ in the ‘Corporate governance’ chapter.

Think Customer
Building a digital bank with branches with well-targeted products and services to grow our customer base
→We are committed to delivering simple, lovable, life-centric products and experiences for customers

		2023	2024
Customer centric	Total customers (mn)	165	173

Simplification & automation	Efficiency ratio (%)	44.1	41.8

Customer activity	Active customers (mn)	100	103

Annual report 2024    12

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Think Global
Leveraging global and in-market scale, network and tech to deliver world class-services and accelerate profitable growth
→Our transformation and five global businesses deliver higher revenue with lower costs structurally, supporting our ambition to become the most profitable bank in every market where we operate
Our five global businesses
We are a global Retail and Consumer powerhouse with 173 million customers
Strong results underpinned by growth across our five global businesses

2024 vs. 2023	Revenue (€bn)	Contribution to Group revenue	Efficiency	Profit (€bn)	RoTE
Retail	32.5 +11%	52%	39.7% -3.4pp	7.3 +29%	18.8% +3.7pp
Consumer	12.9 +6%	20%	40.1% -2.7pp	1.7 -12%	9.8% -1.8pp 12.0% excluding CHF and Motor Finance
CIB	8.3 +14%	13%	45.6% +0.6pp	2.7 +16%	18.0% +0.5pp
Wealth	3.7 +15%	6%	35.9% -2.0pp	1.6 +14%	78.7% +6.5pp
Payments	5.5 +9%	9%	45.0% +0.7pp	0.7A +18%	PagoNxt EBITDA margin 27.5% +2.7pp

Note: YoY changes in constant euros. Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital. For more information, see section 8 'Alternative performance measures' of the 'Economic and financial review' chapter.
A.Payments profit and YoY profit growth exclude the write-downs of our investments related to our merchant platform in Germany and Superdigital in Latin America.

Annual report 2024    13

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Retail & Commercial Banking
Delivering operational leverage with a groundbreaking year in our transformation
Note: data and YoY changes in constant euros.
A. Metrics cover all products and employees in the branch network in our 10 main countries.
Digital Consumer Bank
Openbank roll out demonstrates the benefits of our strategy to deliver the best solutions to customers and transform our operating model
Note: data and YoY changes in constant euros.
ANEAs: average net earning assets, including renting.

Annual report 2024    14

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Corporate & Investment Banking
Leveraging our strengths to serve our corporate customers and institutions better
Note: data and YoY changes in constant euros.

Wealth Management & Insurance
Accelerating our customers’ connectivity with our global product platforms
Note: data and YoY changes in constant euros.
Assets under management includes deposits and off-balance sheet assets. Revenue including ceded fees includes all fees generated by Santander Asset Management and Insurance, even those ceded to the commercial network, which are reflected in Retail’s P&L.
Annual report 2024    15

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Payments
Seizing a growing opportunity by capturing scale through global platforms
Note: data and YoY changes in constant euros.
Transactions include merchant payments, cards and electronic A2A payments. Payments volume includes PagoNxt Total Payments Volume (TPV) in Getnet (PagoNxt) and Cards turnover.

Network effects and global tech approach: unlocking our Group's potential
We are managing technology globally, implementing the best and most innovative common platforms across the Group, so that we develop the best technology once and operate it centrally

Santander's open financial services platforms

Channel	Openbank By Santander
Financing	zinia By Santander
Insurance	Autocompara
Payments	PagoNxt Payments
Risk & Control	Lynx
Cards	Plard
Back-end	Gravity

→We are leveraging Artificial Intelligence (AI) to enhance efficiency, customer experience and agility. We aim to place AI at the core of every process and customer interaction.

Annual report 2024    16

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

LOOKING AHEAD
Our consistent track record and the implementation of ONE Santander gives us the confidence to aim higher for 2025

2025 Group targets

Revenue	Fees	Cost base	CoR	CET 1	RoTE
c.€62bn	Mid-high single digit growth	Down vs. 2024 in euros	c.1.15%	13% operating range: 12%-13%	c.16.5% post-AT1A >17% pre-AT1

Return up to €10bn to our shareholders through share buybacks cumulative for 2025-26
Our existing c.50% payout ratio (half cash dividend) will be supplemented with exceptional SBBs using excess capitalB

Double-digit growth of TNAV per share + dividend per share through-the-cycle

Note: Targets presented in this chapter are market dependent and do not represent guidance. Actual results may vary materially.
A.RoTE post-AT1: Group attributable profit – cost of AT1s / average of: net equity (excluding minority interests) – intangible assets (including goodwill).
B.Share buyback target corresponding to 2025-26 including: i) the buybacks resulting from application of our existing shareholder remuneration policy plus; ii) additional buybacks to distribute excesses of our CET1.
Existing shareholder remuneration policy defined as c.50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividends and 50% in share buybacks. The implementation of the shareholder remuneration policy and any share buybacks to distribute CET1 surpluses are subject to future corporate and regulatory decisions and approvals.

We are creating value for our shareholders by focusing on delivering profitable growth in a responsible way

	2023	2024	2025 targets
Green finance raised and facilitated (since 2019)	€115.3bn	€139.4bn	€120bn
Socially responsible investments (AuMs)	€67.7bn	€88.8bn	€100bn
Financial inclusion (# People)	1.8mn	4.3mn	5mn

Note: information has been verified with limited assurance by PricewaterhouseCoopers Auditores, S.L. For more details, see the 'Sustainability statement' chapter and metrics definitions see section SN 9. 'Alternative Performance Measures' of the same chapter.
Not taxonomy. Financial inclusion (# people, mn): starting Jan-23. Does not include financial education.

Annual report 2024    17

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SUSTAINABILITY STATEMENT
Consolidated non-financial information statement and sustainability information
Annual report 2024    18

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SUSTAINABILITY AT SANTANDER IN 2024
10 highlights
Our activity helps people and businesses prosper and contributes to address global challenges

1	EUR 350.5 billion to help people buy homes, enabling 3.7 million families to access housing. EUR 214.2 billion to purchase other goods.A

2	EUR 330 billion to help set up or grow companies (including more than 530 thousand SMEs and self-employed).B

3	206,753 employees. EUR 14.3 billion paid in wages and benefits.

4	EUR 11.6 billion paid to suppliers. 89% are local and account for 88% of total procurement turnover.

5	EUR 10.9 billion in taxes paid by the Group and EUR 11.5 billion in third party taxes channelled to tax authorities.

6
EUR 139 billion in green Finance raised and facilitated since 2019, reaching our EUR 120 billion target 18 months early and maintaining our leadership position in the financing of renewable energy projects.

7	Additionally, our credit stock in green mortgages and auto (EU taxonomy aligned) grew 27% year over year, supporting the alignment of our portfolios.

8	We continue to make progress towards our target of EUR 100 billion of assets under management in SRI (Socially Responsible Investment), reaching EUR 89 billion in 2024.

9
4.3 million people financially included since 2023, getting closer to our 5 million target until 2025. Our microfinance propositions in Latin America reached 1.3 million underbanked entrepreneurs with EUR 1.27 billion in credit disbursed.

10	EUR 166 million in community support, including EUR 104 million to promote higher education, employability and entrepreneurship.

A. Credit stock and mortgage holdings as at 31 December 2024.
B. Credit stock as at 31 December 2024. Data for Small and Medium Enterprises (SMEs) and the self-employed covers individual customers with an outstanding loan at 2024 year end.
Annual report 2024    19

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ABOUT THIS CHAPTER
Scope
This chapter covers the core activities of Banco Santander and its subsidiaries from 1 January to 31 December 2024 (for more details, see Notes 1, 2, 3 and 53 to the consolidated financial statements and sections 3 and 4 in the 'Economic and financial review' chapter). The scope of information and changes in criteria applied with respect to the 2023 Sustainability Report, when significant, are reflected in each relevant section and generally in the 'Sustainability note 1' of this chapter.
Regulation, reporting standards and other references that this chapter addresses
This chapter contains the 'Consolidated non-financial information statement and sustainability information' of Grupo Santander, in compliance with Directive (EU) 2022/2464, with regard to the presentation of information on sustainability by companies, prepared in accordance with Law 11/2018, EU guidelines 2017/C215/01 on non-financial reporting, Delegated Regulation (EU) 2023/2772 supplementing Directive 2013/34/EU of the European Parliament and of the Council with regard to sustainability reporting rules, and the Regulation on European Taxonomy (Regulation (EU) 2020/852 and Commission Delegated Regulations 2021/2139 and 2021/2178 as amended by Delegated Regulations (EU) 2022/1214, 2023/2485 and 2023/2486). This report shows the performance of Grupo Santander in those environmental, social and governance issues that have been identified as material from a double materiality perspective. Its purpose is to provide stakeholders with a fair and balanced picture of the most relevant aspects, objectives, practices and results of the 2024 exercise.

For more details, see 'Sustainability information' in the introduction of this Annual report
Annual report 2024    20

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Annual report 2024    21

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. SUSTAINABILITY AT SANTANDER
(General information)
1.1 Sustainability strategy
Grupo Santander’s purpose is to help people and businesses prosper. We aim to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our employees, customers, shareholders and communities.
Grupo Santander serves more than 173 million customers worldwide through our unique combination of global scale and local leadership. We are among the top 3 in lending, deposits and mutual funds in most of our core markets. Our diverse customer base includes individuals, SMEs, large corporates, high net worth clients and others, all with varying financial needs and expectations. Our simple, tailor-made products and services, coupled with our multichannel proposition, seek to meet those needs.
Santander has over 200 thousand employees and our activities are organized under five global businesses: Retail and Commercial Banking; Digital Consumer Bank; Corporate and Investment Banking; Wealth Management and Insurance; and Payments.
We deliver our multichannel customer proposition in the following core markets (some mature, some emerging) in Europe, North America and South America: Spain, Portugal, United Kingdom, Poland, United States, Mexico, Brazil, Chile and Argentina.

For more details on the value chain, see SN 1. For more details on the distribution of employees by geographical area, see table 1. Employees by region in SN 7.3. Our progress in figures. Employees
Our sustainability strategy focuses on issues that are material to Santander, i.e. those that pose the biggest risks to, and create the best opportunity for, and where we can have the biggest impact. This strategy, which is consistent with our double materiality assessment (see section 1.3 'Materiality assessment'), has five pillars:
1.Help our customers in meeting their goals in their transition to a low-carbon economy while also managing climate-related risks and impacts.
2.Help our employees develop by promoting an inclusive culture and learning and providing fair working conditions.
3.Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.
4.Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.
5.Act responsibly through a strong culture, governance and conduct.
Our sustainability strategy embeds the Group’s three action lines: Think Value, Think Customer and Think Global to drive business growth and become more resilient to increasing environmental, governance and social risks.
→Think Value: Profitable growth makes us resilient and able to withstand shocks, invest in our employees and customer value proposition, support our communities, and create value for our shareholders.
→Think Customer: Be the partner of choice for our customers by offering the best products and helping them in their transition to a low-carbon economy and support their financial inclusion and financial health (including financial education).
→Think Global: Use our scale and local leadership to tackle global sustainability challenges.
The Group’s sustainability policy is embedded in the strategies of the five global businesses, with metrics and targets that form part of our remuneration schemes.

For more details, see chapter 1.4 'Sustainability governance'
Annual report 2024    22

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Retail and Commercial Banking
Our ambition is to be a driver of growth and to provide value-added solutions for our customers.
Our sustainable value propositions uphold high standards of integrity for all customer and user segments (from individuals to SMEs, large corporates and institutions).
We also collaborate with multilateral development banks, aligning our financial activity with support for countries' sustainable and energy transition.
We measure the emissions of the relevant portfolios of commercial and residential properties in Spain and the United Kingdom (UK) or Agriculture in Brazil, identifying alignment levers towards the transition.
We also provide financial inclusion solutions and have a target to financially include five million people between 2023 and 2025. This includes helping underbanked through microfinance and access initiatives. We also run financial education activities to bolster our financial inclusion programmes.
Santander is also aiming to invest EUR 400 million in education, employability and entrepreneurship between 2023 and 2026, while increasing the number of people engaged in these programmes, including through platforms such as Santander Open Academy.
Digital Consumer Bank
Our ambition is to bolster our sustainable finance proposition by tapping into potential opportunities in both, the auto finance market where we are global leader in auto financing with more than 20 million customers, and the consumer finance market.
We are supporting the green transition through electric vehicle financing — EUR 6.8 billion in loans in the year, with a market share of over 12% in electric vehicle sales in Europe. An increased share of electric vehicles contributes to the alignment of the auto financing portfolio in Europe and to our 2030 alignment target.
Corporate and Investment Banking
Our ambition is to be a strategic partner for our customers by helping them achieve their low-carbon transition and sustainability goals.
We support our customers in pursuing their transition to a low-carbon economy and sustainable objectives by offering them value-added products and services that follow the strictest integrity standards without compromising profitability. We are focused on capturing business opportunities around (i) clean energy and ClimateTech advisory services, (ii) structured finance, and (iii) risk management solutions.
We continue to strengthen our leadership in sustainable finance, which enables us to harness opportunities to finance the green transition. Santander has been a leader in renewable energy project finance for the past decade. In 2024, we exceed our target of EUR 120 billion in green finance raised or facilitated (between 2019 and 2025) 18 months early. We also acted as adviser on several of the globe’s biggest renewable energy transactions.
Through our initiatives, we help our customers draw up their transition plans and progress towards achieving our climate objectives in high-emitting sectors.
Wealth Management and Insurance
Our ambition is to foster sustainability through our leading global private banking platform and best-in-class funds and insurance product factories.
We’re boosting our sustainable product proposition while moving towards our target of EUR 100 billion in assets under management in socially responsible investment (SRI) by 2025. Our products include a wide range of fixed income, equity, mixed and alternative funds, as well as themed products focused on climate, energy transition and natural capital. In addition, we have SRI life-savings portfolios and products, as well as the ability to build customized mandates around specific sustainability preferences.
Moreover, Santander Asset Management is strengthening engagement and voting initiatives through dialogue on climate change issues with portfolio companies and considering climate criteria in voting at shareholder meetings of companies under the scope of its Voting policy.
Payments
We are working on lowering the footprint of our cards by issuing more cards made of sustainable material and recycling more cards. We’re also looking to offer our customers the possibility of calculating and offsetting the footprint of their transactions.
In 2024, we acquired 39 million cards (84% of the year's total) made of sustainable materials (recycled PVC or PLA).1
Embedding our sustainability strategy
Santander’s sustainability strategy forms part of the Group’s strategic plan, three-year financial plans and annual budget (every year). Our Chief Executive Officer (CEO) leads the preparation of our financial plan every year. The plan includes sustainability targets and priorities that are consistent with our long-term strategy. The strategy committee, executive committee and the Group board of directors review the plan’s outcome. Furthermore, all global businesses and each subsidiary has its own financial plan that we review so that it aligns with the Group plan.
The risk area conducts an analysis and challenge of the strategic plan (Risk Challenge) to identify potential threats that may compromise the achievement of the Group's objectives. The risk control committee discusses the outcome of this analysis and reports to the board's risk supervision, regulation and compliance committee. Additionally, Santander has a risk management control model to identify, assess, mitigate, monitor and report all material risks, including Environmental, Social and Governance (ESG), that we may face and that may affect our strategy or business model. We base this model on the Group's risk principles and culture; a clear governance structure; and advanced risk management tools and procedures.
Likewise, Santander regularly conducts an emerging risks exercise to identify key threats to our strategic plan under theoretical stress scenarios with low likelihood of occurrence. We aim to detect, assess and monitor risks that may have a significant impact on our business model, profitability and solvency to promote our strategy remains robust.
1 PVC: Polyvinyl Chloride; PLA: biodegradable plastic made from renewable sources.
Annual report 2024    23

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1.2 Stakeholder engagement
Santander remains in constant dialogue with its stakeholder groups, particularly employees, customers, shareholders and communities, who we engaged as part of our materiality assessments and human rights due diligence, as we outline in this report. Grupo Santander is committed to the principles of transparency, honesty and impartiality in its engagement with stakeholders. We believe that working with our stakeholders is key to understanding their concerns, setting priorities, and when possible, spotting opportunity and areas for improvement.
Stakeholders’ views help us develop key processes such as drawing up our strategy, financial plans and definition of goals. Group, subsidiary and global business senior management and executive committees as well as to the Board, when presenting the conclusions of the double materiality analysis, review, debate and agree on implications. The outcome of these listening exercises has helped drive our customer-centric focus, creation of new business teams to help meet customers' needs, and the reinforcement of operational procedures on service quality, security and agility.
We adapt our stakeholder engagement objectives for each group:
•Employees. We run three main listening exercises:
•Your Voice: a tool to collect employee feedback and measure employee engagement. An independent third party manages this feedback confidentially and provides us with aggregated information only to preserve the anonymity of employees and their responses. In 2024, a global survey took place, followed by local pulses to analyse and address specific topics.

For more details on the results and actions stemming from 'Your Voice', see section 3.1 'Our employees’.
•Canal Abierto: an anonymous and confidential channel for employees to report unethical conduct and breaches of the General code of conduct. This channel also receives reports from third parties, such as vendors, customers and investors.

For more details, see section 4.3 'Ethical channels'
•Dialogue with employees’ legal representatives: on top of the above mechanisms, we believe that employees’ legal representatives play a key role as a spokesperson for our workforce. That's why we encourage and maintain permanent, fluid and direct dialogue, engagement and negotiation with them through trade unions and works councils. We also channel discussions on industrial relations through these representatives in the markets where they exist.
In order that the relationship between the bank and employees’ legal representatives remains productive and fluid, we engage with them through:
-Santander's bodies for engagement with employees’ legal representatives and through formal councils and committees set up for this purpose;
-Through meetings to address specific matters, direct contact and information exchange platforms.
The Labor Relations function also facilitates mechanisms for communication between employees’ legal representatives and the people they represent and those affiliated to trade unions according to the regulations and agreements that apply in each market.
•Customers. The listening process varies according to customer type:
•Retail customers: the aim is to measure their satisfaction and experience in each of our core markets through regular Net Promoter Score (NPS) surveys following customer interactions. We also run a customer experience benchmark to help us identify our competitive positioning, with results twice a year. Both exercises aim to spot areas for improvement that we pull together in action plans with unit´s management committee oversight.

For more details on our complaints handling system, see section 3.3 'Our customers'
•Wholesale customers: we identify needs and areas for improvement as part of our customer relations and dialogue on an ad hoc basis. Bankers escalate the insights gain that either need management or provoke actions to adjust our commercial strategy.
Customer feedback is collected by customer interaction teams (customer experience and customer service team, among others) and fed back into key bank processes overseen by governance bodies and thus integrated into the 'Think Costumer' pillar of the strategy.
•Shareholders and investors. We engage with our shareholders and investors to strengthen ties and offer a value-added proposition that sets us apart. We use surveys, events, direct contact and other channels (with digital channels gaining traction) to enable close dialogue that helps this group understand the business better and communicate with senior management.
•Communities. The aim is to understand the needs and challenges of the communities where we operate by gathering information from several sources:
•Individuals: the customer experience function runs mass surveys to learn about how the communities we serve perceive our actions.
•Non-governmental organizations (NGOs): the Sustainability and Social Action functions engage in two-way communication with the leading civil organizations in our markets.
•Under our Environmental, social and climate change risk (ESCC) policy and the Equator Principles, we conduct analyses on the environmental and social risks that our operations might have on our communities.

For more details, see section' 3.2.3 Environmental, social and climate change management'
Annual report 2024    24

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Our 2024 engagement in numbers

Employees
83% participation in our Your Voice surveyA
4,437 complaints received through ethical channels

A 151,726 employees answered the survey based on the total number of employees eligible to participate, i.e. employees who have been with the organization for less than 3 months, long-term absentees, employees without access to the corporate intranet, and employees without access to the corporate intranet are excluded.
Customers Over 9.9 million surveys to customers 681,636 complaints received; resolved or under management
Shareholders & Investors
9,136 responses by retail shareholders on the perception of Santander as Simple, Personal and Fair
157,632 responses by retail shareholders and institutional investors through quality surveys and studies
229 events with retail shareholders
1,269 interactions with institutional investors (109 on ESG matters)
Communities 158 interactions with NGO enabled us to gather and address the needs of the communities where we operate and to understand the impact of our activities

Santander also engages with other stakeholders, including suppliers, ESG ratings agencies, regulators and supervisors, political parties and authorities:
•Suppliers: we want our value chain to be more sustainable while increasing the Group’s resilience to environmental and social risks. We include ESG standards in tenders for certain services and support vendors in assessments and certification procedures.

For more details, see section 4.4 Our suppliers
•ESG ratings agencies: the aim is to convey our developments, assess our progress and spot areas for improvement. In 2024, we maintained our position in MSCI (AA) and at Carbon disclosure project (CDP) level A . We scored 17.1 points in Sustainalytics, remaining in its ‘Low Risk’ category, and reached the C+ category in ISS.

CCC
100
D-
0

			Evol.
AAA	AA		=
	AA
0	19.7		é
	17.1
A	A-		é
	A
A+	C-	55.6	é
	C+	58.5

2023	2024
•Regulators: as part of the policy debate we engage with regulators (local and European) and international standard setters on the initiatives that are most important to the bank, our employees, our customers and the communities we serve. Santander works with the Basel Committee, the Financial Stability Board, the European Banking Authority, the European Central Bank, EU institutions, Banco de España, the Bank of England, and other key actors to set out the sustainable financing framework that boosts support for the United Nations Sustainable Development Goals and the Paris Climate Agreement targets. As part of this engagement, at the corporate level, the Group responded to 53 consultations during 2024. In addition, Brazil’s presidency of the G20 and the COP30 to be held in Belém in 2025 will provide greater opportunity to work with stakeholders on common solutions to ramp up the transition in emerging and developing economies.
•Supervisors: we remain in open dialogue with supervisors so we can understand their priorities and expectations, and meet all pertinent regulatory requirements and recommendations.
•Political parties: we also interact with political parties in their role as policymakers on key topics that affect our sector, broader society and the environment2.
•Within our sector: we work closely with industry bodies (including the Institute of International Finance, the Association for Financial Markets in Europe and the European Banking Federation) and think tanks. We work together to find common ground on issues such as the implementation of the EU Taxonomy, the framework for sustainability disclosure and reporting, and ongoing efforts to pinpoint and manage climate-related risks. We take part in these debates through consultations, workshops and other channels, and by facilitating the exchange of views between key stakeholders, in events such as the International Banking Conference and other events that Banco Santander organizes every year.
2 In line with our principles of transparency, honesty and impartiality, Grupo Santander may only finance political parties on an exceptional and arm's length basis, and with approval from the Group executive committee. These standards prohibit making monetary or in-kind donations and contributions to elections. Total or partial debt cancellation for political parties and their affiliates is strictly prohibited. While Grupo Santander may negotiate the terms of any political party debt, the interest rate charged must never fall below the market rate.
Annual report 2024    25

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Main sustainability initiatives where Santander is a member or participant

Linked to General Sustainability Frameworks and partnerships

→United Nations Global Compact: We have been part of the Global Compact network since 2022 and a member of the gender equality programme since 2020. We also took part in the 'sustainable suppliers' programme.

→Santander has been a member of the United Nations Environment Programme Finance Initiative (UNEP FI) since 1992 and a founding member of the Principles for Responsible Banking since its launch in 2019. A Santander representative co-chairs the global management committee and in 2024 took part in a review of the 2030 principles. We are also signatory, through Santander Asset Management and since 2008, in the Principles for Responsible Investment (PRI), which offer a menu of possible actions for incorporating ESG issues into investment practice.

→World Business Council for Sustainable Development (WBCSD): Having become a WBCSD member in 2015, in 2024 we took part in the Banking for Impact on Climate in Agriculture (B4ICA) initiative, the CFO Network, LEAP project, and other programmes.

→Equator Principles. Voluntary framework for financial institutions to identify, assess and manage environmental and social risks when financing projects. We have been a signatory since 2009.

→International Capital Market Association (ICMA). ICMA Principles champion global green, social and sustainability bond (and related) markets to finance progress towards environmental and social sustainability. The Principles were established in 2014 and Santander has been a member since then.

Linked to Sustainability Disclosure

→International Sustainability Standards Boad (ISSB). Santander joined the IFRS Corporate Champions initiative at the end of 2024, with the aim of strengthening the positioning of the ISSB standards as the global standard for sustainability reporting.

→Task Force on Climate-Related Financial Disclosures (TCFD). The TCFD, which we support since 2017, has developed a framework to help public companies and other organizations more effectively disclose climate-related risks and opportunities through their existing reporting processes.

Linked to Advocacy Forums

→Instituto Internacional de Finanzas (IIF): Grupo Santander's Executive Chair is the current IIF Chair and has sat on its board since 2014. The bank participates in several sustainability-related working groups, including the Sustainable Finance Policy Expert Group and the Sustainable Finance Data, Disclosure and Classification Expert Group.

→European Banking Federation (EBF): Santander is a member of several working groups, such as the ESG risk group, which a Santander director chairs; the Sustainable Finance Steering Committee; and the Chief Sustainability Officers Roundtable.

→Association for Financial Markets in Europe (AFME). Santander is part of AFME´s Sustainable Finance SteerCo. AFME works with members, policymakers and other stakeholders on a wide range of important priorities including sustainability disclosures, taxonomies, sustainable financing products, sustainability due diligence and carbon markets. Santander is part of AFME´s Sustainable Finance SteerCo.

Additionally, in each of the sections, specific initiatives or collaborations for each topic are mentioned.

For more details on climate-related initiatives and working groups in which we are participate, see section 2.5.1 'Strategy for engagement with other key stakeholders' in the Transition Plan.
Annual report 2024    26

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1.3 Materiality assessment
Double materiality assessment underpins our sustainability strategy. For more details, see section 1.1 ‘Sustainability strategy’. In 2023, we shifted our focus slightly to meet the new requirements of the EU Corporate Sustainability Reporting Directive. This report shows the culmination of our work to comply with this Directive.
The analysis developed in 2024 redefines, in line with the regulation, the sustainability matters that pose risks to, and create opportunity for, Santander; and where we can have an impact on the environment and broader society.
We identified 32 impacts, risks and opportunities (IROs) that form part of the five sustainability matters that are material to Grupo Santander: E1) Climate change, S1) Own workforce, S3) Affected communities, S4) Consumers and end users, and G1) Business conduct. The table below breaks down the impacts (positive and negative), risks and opportunities of each matter.

		Impact		Financial
	Sustainability matters (ESRS)	+	–	Risk	Opportunity
ÿ	E1: Climate Change
E2: Pollution
E3: Water and marine resources
E4: Biodiversity and ecosystems
E5: Resource use & circular economy
ÿ	S1: Own workforce
S2: Workers in the value chain
ÿ	S3: Affected Communities
ÿ	S4: Consumers & end-users
ÿ	G1: Business conduct

ÿ Material	Thresholds:

■	Critical	■	Significant	■	Informative	■	Minimal
As a global, retail and commercial bank, the material IROs relate mainly to the retail and commercial business (business conduct, customer practices and safeguarding privacy) and to our scale (contributing to global challenges such as climate change and financial inclusion, and managing our 200,000-plus employees).
We conduct this assessment for the entire Group, including our own operations and our value chain, using the available information and tools; and by engaging our key stakeholders. We also conducted a materiality assessment in all our subsidiaries, the findings of which provided feedback on the Group's materiality, while the Group's materiality informed local materiality.
The results reflect a short to medium-term time horizon (~1-5 years) for which most of the information is available. However, a qualitative analysis suggests that if we used a long-term horizon, there would be no changes to the results and IROs that are material.
The materiality assessment is connected to key risk management processes across the Group. It provides input for the top and emerging risks exercise and is connected to other internal risk exercises.

For more details, see section 2.3 'Embedding ESG in risk management'
The responsible banking, sustainability and cultural committee approved the bank’s double materiality assessment, material impacts, risks and opportunities, and sustainability strategy.
Below are details of the material IROs under each sustainability matter. In this Sustainability statement, we outline how we manage each one through policies, actions, metrics and targets (as required by the Corporate Sustainability Reporting Directive-CSRD) in several sections under this chapter.

For more details, see SN 3. 'Materiality assessment methodology'
Annual report 2024    27

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

E1
Climate change
I+ Contribution to protecting the environment by driving an increase in the use of renewable energy and other low-carbon technologies.
I+ Contribution to reducing the Group’s scope 1 and 2 greenhouse gas emissions.
I- Adverse impact on climate and the environment due to the bank’s financing of, or investment in, certain non-sustainable assets and activities.
O Growth in the financing of renewable energy and other energy transition solutions.
O Revenue growth by providing our customers with sustainable solutions in such sectors as construction, mobility or agriculture.
R Reputational risk based on the perception of bank’ progress with climate-related policies and objectives.

S1
Own workforce
I+ Promote the health, well-being and security of our employees in a safe and inclusive workplace; facilitate a positive work-life balance through flexible working when possible.
I+ Promote a workforce that reflects the society we live in and encourages collaboration and the same opportunities for all our employees, irrespective of personal characteristics and in compliance with the law.
I+ Promote continuous career development and personal growth through learning and development programmes.
I+ Promote the general well-being of employees and provide appropriate remuneration under equal conditions based on merit and market rates.
I- Harm employees through unlawful discriminatory conduct, inadequate working conditions, harassment or corruption.
R Potential risk of conflict with employees based on excessive working hours, corruption or the infringement of their rights.

S3
Affected communities
I+ Drive economic growth and job creation in the regions where we operate and provide credit to people and businesses.
I+ Contribution to sustainable development through financing and investment that promotes sustainable performance in companies, addresses societal challenges, mitigates a specific issue, or pursues better societal outcomes.
I+ Contribution to education, employability and entrepreneurship, as well as to community development through support programmes.
I- Finance activities (in any customer segment) that breach the bank’s policies and jeopardize the well-being of present and future generations.
I- Potentially negative impact on the environment or society by failing to sufficiently involve appropriate stakeholders or use suitable customer identification and management mechanisms when providing finance to a customer or project.

S4
Consumers and end users
I+ Positive impact on customers due to the bank’s offer of products and services that adapt to their needs and expectations and promote financial inclusion and health.
I+ Education on, and awareness of, cyber security to understand potential threats and ways to repel them.
I- Negative impact on the customer if they do not have access to complaints channels or if, after making a complaint, the bank fails to take the necessary action.
I- Negative impact on the customer if the bank fails to provide sufficient information on the product or service they are signing up for.
I- Potential infringement of customers’, employees’ or shareholders’ rights due to a lack of appropriate technical or organizational measures to protect their personal data according to law and the practices set by the Group.
I- Negative impact on the customer by failing to guarantee access to, or the use of, products and services that may present certain obstacles or weak spots.
R Potential losses due to fines or a reduction in the number of customers because of a failure to detect or respond effectively to breaches of privacy.
R Potential losses due to claims or a reduction in the number of customers because of substandard customer practices throughout their life cycle.

Annual report 2024    28

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

G1
Business conduct
I+ Act responsibly and consider investors’ interests and the impact on employees, broader society and the environment; pay taxes to support the distribution of wealth.
I+ Protect the confidentiality of users of the bank’s ethical channel and have an effective reporting system in place that follows robust principles and procedures.
I+ Promote responsible practices among vendors; engage with them, assess their ESG performance and give them recommendations and tools to improve.
I- Negative impact on the environment or broader society by failing to implement measures to resolve incidents through complaints or reporting channels or due to a lack of continuous improvement actions.
I- Harm broader society through bribery or corruption.
R Potential risk from failing to ensure the operational resilience of the value chain by assessing vendors’ solvency, reputation and compliance with the law.
R Risk stemming from improper conduct that makes illicit funds or assets appear legitimate and, therefore, facilitates illegal activity or to benefit from it.

Key: I+ Positive impact I- Negative impact R Risk O Opportunity
There are five sustainability topics that we consider non-material, given none of the impacts, risks and opportunities connected to them reach the materiality threshold: pollution, water and marine resources, biodiversity and ecosystems, resource and circular economy, and workers in the value chain.

However, we address aspects of nature and biodiversity that are most closely related to climate objectives within our transition plan.

For more information, see section 2.3.5 'Our approach to nature and biodiversity'.
1.4 Sustainability governance
We manage and review progress with sustainability at the highest level of the business. The board of directors is responsible, among other things, for approving the sustainability agenda and setting the sustainability strategy.
The responsible banking, sustainability and cultural committee proposes and oversees the development and implementation of the Group's sustainability strategy and policies, in support of the board of directors.
Other board committees also analyse specific sustainability topics. The audit committee is responsible for supervising and reviewing the financial and non-financial information process, as well as the internal control systems, to meet the most demanding international standards and complies with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
The overseeing of material sustainability issues, as well as the main lines of action for their management, are periodically reviewed through the bodies shown below, which together form the governance of the function:
Annual report 2024    29

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Board of directors Prepares annual accounts and management report, which shall include sustainability statement, and is presentation to the general shareholders' meeting
é	é	é é

Risk supervision, regulation and compliance committeeA Reviews risk appetite statement proposals prior to board approval	Audit committee Reviews company and Group financial statements, monitor legal requirements compliance and assesses information and internal control systems	Responsible banking, sustainability and culture committee Assists the board in fulfilling its oversight of the responsible business strategy and sustainability issues (company and Group)

é	é	é
Executive & management level (main bodies & functions)

Risk control committee	Accounting & financial management information corporate committee Financial accounting & control function	Sustainability, risk, reporting and ESG businesses function

Defence lines:

1st line of defence (Business owners, general accounting and management and sustainability function)	2nd line of defence (Risk & compliance)	3rd line of defence (Internal Audit)

¢ Overall responsibility ¢ Supervisory oversight é Reporting é Risk é Impact é Opportunities
A. The BRC works with the RBSCC (Responsible Banking, Sustainability and Cultural Committee) to review ESG-related conduct risk, data protection risk, customer vulnerability, reputational issues, risk policies and how business units adopted these policies.

For more details on sustainability governance, see note 'SN 2. Sustainability governance'.
1.4.1 Integration of sustainability-related performance in incentive schemes

Grupo Santander’s remuneration policy reflects our strategic and long-term sustainability objectives. Variable pay is based on pre-determined, specific and quantifiable financial, sustainability-based and value-creation targets.

For more details, see section 6.1 'Remuneration policy' in the Corporate Governance chapter.
Our long-term incentives (LTI) scheme applies to our top 36 Groups' executives, including the Executive Chair and the CEO.
Sustainability has formed part of the last three LTI schemes, with a 20% weighting. The proposal for 2025-2027 will be subject to vote at the Annual General Meeting in 2025.

For more details, see section 6.3 'Remuneration of directors for executive duties' in the Corporate Governance chapter.
Short-term variable remuneration has a qualitative and quantitative component. Under the qualitative component, sustainability has had a ±5% weighting in the Group, global businesses and subsidiaries since 2020. Short-term incentives apply to our top 236 Groups' executives and global and subsidiary corporate centre employees.
In 2024, 8% of the variable remuneration received by the Chairwoman and the CEO has been linked to sustainability, while 2% of their total remuneration has been linked to climate actions.
The responsible banking, sustainability and cultural committee, remuneration committee, and board of directors approve these ESG incentive schemes.
The proposed parameters to assess ESG performance aim to reward progress with our main ESG metrics and embedding ESG in our management, as shown below:
Annual report 2024    30

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Inclusive Culture	Progress with inclusive culture and other initiatives such as accessibility.
Financial inclusion	Progress with financial inclusion targets and other key initiatives in the social agenda (financial education, community investment, etc.).
Sustainable finance	Progress with sustainable finance and socially responsible investment.
Climate	Progress with our transition plan and the key levers to fulfil our net zero ambition.
Governance and cross-cutting matters	Conducting our double materiality assessment, implementing sustainability policies, and enhancing data efficiency and quality.
1.4.2 Human rights due diligence
We strive to foster that our operations uphold and protect the human rights of our stakeholders in the countries where we operate.
The CSRD requires the findings of human rights due diligence exercises to inform the double materiality assessment.
Human rights are integrated into management and governance based on the process type, focusing on monitoring adverse impacts and implementing measures, such as:
•looking after our employees’ health and promoting decent employment, the preservation of freedom of association and collective bargaining and the prohibition of slavery and child labour.

For more details, see section 3.1 'Our employees'
•protecting our customers’ human rights through responsible business practices and the protection of their data.

For more details, see section 3.3 'Our customers'
•assessing the human rights impact on transactions with customers through environmental, social and climate change (ESCC) analysis.

For more details, see section 2. 'Our climate transition plan'
•embedding environmental and social aspects, including human rights, in our supply chain management.

For more details, see section 4. 'Business conduct'
Our board-approved Responsible banking and sustainability policy includes our pledge to uphold human rights.
Canal Abierto is a key tool to identify, manage and resolve potential human rights-related incidents or violations to protect our customers, employees, suppliers and the communities we serve.

For more details, see section 4.3 'Ethical channels'
In 2024, we conducted a comprehensive human rights due diligence exercise to: (i) assess the effectiveness of current due diligence policies; (ii) identify and assess actual and potential adverse impacts based on their severity and probability; and (iii) assess the suitability of our communications channels and control measures to prevent, mitigate and remedy adverse impacts.
This exercise followed international frameworks and directives and best market practice3 and covered all of our global businesses’ units and activities.
The findings of the human rights due diligence exercise are embedded into the strategy and governance, informing the double materiality assessment. Additionally, we engaged stakeholders as part of our analysis of these findings.

For further detail regarding the 'Materiality assessment methodology', see Sustainability Note 3
For more details on our human rights due diligence, visit the website santander.com/en/our-approach/policies
3 For instance: the Universal Declaration of Human Rights, the International Labour Organisation Declaration on Fundamental Principles and Rights at Work, the United Nations Guiding Principles on Business and Human Rights, the OECD (Organization for Economic Cooperation and Development) Due Diligence Guidance for Responsible Business Conduct, and others.
Annual report 2024    31

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2. OUR CLIMATE TRANSITION PLAN
(Environmental information)
2.1 Strategy
2.1.1 Our approach
Santander considers climate a material topic, having identified impacts, risks and opportunities in the double materiality assessment. Per legal requirements, below we disclose our transition plan, based on three pillars. The purpose of each pillar is to support our customers and the communities we serve in their transition objectives; assess our customers’ climate-related risks to manage the impact on their business and on our operations; and make progress with the alignment of our portfolios:
1
Supporting our customers in
their transition goals

Supporting our customers in pursuing their transition to a sustainable economy. Having achieved our target of raising or facilitating EUR 120 bn in green finance between 2019 and 2025 18 months early, we’re making headway with our next milestone of achieving EUR 220 bn by 2030. We are offering our customers guidance, advice and specific business solutions; and a wide range of products to invest in according to their sustainability preferences, with the target of reaching EUR 100 bn assets under management (AuM) in Socially Responsible Investments (SRI) by 2025.
2
Embedding climate in risk management

Embedding climate and environmental aspects in risk management implies adopting a risk-based approach to those factors, focusing on the most material sectors. We consider the risks stemming from climate and environmental factors in the overall risk management cycle, including a materiality assessment that informs the double materiality assessment and our sustainability strategy.
3
Aiming to align our activity with the Paris Agreement Goals

Aiming to align our portfolio with the Paris Agreement goals to help limit global warming. We are setting sector portfolio alignment targets for 2030 in high-emissions portfolios. The progress on these targets is expected to reflect the progress of the economies we serve. We currently have seven targets in five sectors and alignment targets for our asset management activity.
Meanwhile, we continue to reduce our impact on the environment by implementing efficiency measures in our own operations and sourcing all our electricity from renewable sources by 2025.
To achieve this, we engage with our different stakeholders:
•Customers and investors: developing products/services adapted to their needs; participating in a collaborative network of institutions to create financing opportunities; and developing assessment tools to better manage performance and monitor progress towards their transition goals.
•Key climate actors: participating in local and international organizations, alliances and working groups to progress with global goals.
•Authorities: participating in debates regarding the climate agenda with regulators, policy makers and supervisors on the developments that are most relevant to the bank, its employees, customers and the communities in which we operate.
•Communities: supporting a number of local initiatives to tackle climate change, protect biodiversity, and generate positive social impact.
Annual report 2024    32

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.1.2 Our ambition
We continue working towards our ambition of net zero carbon emissions by 2050 by progressively setting specific actions to make headway with our three-pillar strategy.
Incentive policies and frameworks are key to driving the energy transition. The challenge goes beyond increasing the flow of capital from the regulated financial sector to funding the energy transition. We need to scale transition activity and the demand for solutions, which will require better risk-profitability profiles. Achieving climate objectives depends largely on the macroeconomic landscape and public policy.
2.1.3 Our objectives

	2019	2020	2021	2022	2023	2024	2025/2030 target
Green finance raised and facilitated (accumulated EUR bn)A	19.0	33.8	65.7	94.5	115.3	139.4	120 bn by 2025 220 bn by 2030
AuM in Socially Responsible Investments (accumulated EUR bn)			27.1	53.2	67.7	88.8	100 bn by 2025
Thermal coal-related power & mining phase out (EUR bn)			7.0	5.9	4.9	4.8	0 by 2030
Emissions intensity of power generation portfolioB	0.21	0.17	0.19	0.16	0.15		0.11 tCO2e/MWh in 2030
Absolute emissions of oil & gas portfolioB	23.84	22.58	27.43	20.94	20.27		16.98 mtCO2e in 2030
Emissions intensity of aviation portfolioB	92.47	93.05	97.21	81.09	82.99		61.71 grCO2e/RPK in 2030
Emissions intensity of steel portfolioB	1.58	1.40	1.36	1.24	1.38		1.07 tCO2e/tS in 2030
Emissions intensity of auto-manufacturing portfolioB		149	138	133	134		103 gCO2/vkm in 2030
Emissions intensity of auto-lending portfolioB,C				137	133		75-89 gCO2e/vkm in 2030
Electricity from renewable sourcesD	50%	57%	75%	88%	97%	96%	100% by 2025
In 2024:
→we continued progressing with aligning key portfolios, including adding the disclosure of emissions for our mortgages portfolio in Spain and our commercial real estate portfolio in Spain and the UK;
→we continued managing our own operations emissions from scopes 1 and 2, setting new reductions plans and offsetting remaining ones; and we kept our offices and buildings in our core markets free of single-use plastics to meet our target.
A.Includes Grupo Santander's contribution to green finance: project finance; green bonds; export finance and advisory services to help customers transition to a low-carbon economy.
B.The figures displayed are the latest available given limited data availability from customers to assess financed emissions. We used Banco Santander's internal calculation methodology, which is based on the Partnership for Carbon Accounting Financials (PCAF).
C.Consumer lending for the purchase of passenger cars in Europe.
D.In countries where we can verify electricity from renewable sources at Banco Santander properties. It considers the 10 core markets where we operate.
For more details of the scope of targets, see section 2.1.4.

Annual report 2024    33

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.1.4 Key milestones
We continue to work towards our ambition of net zero carbon emissions by 2050 by progressively setting specific actions to align our portfolios:

Net zero ambition and first alignment targets (thermal coal, power generation and Santander Asset Management-SAM)	Alignment targets disclosed for oil & gas, steel and aviation	In 2024 we achieved our 2025 target to raise or facilitate EUR 120 billion in green finance 18 months early Alignment targets disclosed for automotive sectors (manufacturing and lending)	Financed emissions disclosed for residential mortgages (Spain) and commercial real estate (Spain and UK) Use 100% of electricity from renewable sourcesA in all Santander buildings	SAM target to halve net emissions for 50% of in-scope AuM B Alignment targets for power generation, oil & gas, steel, aviation, auto manufacturing and auto lending

2021	2022	2024	2025	2030

Cut unnecessary single-use plastics	Development of first Sustainable Finance Classification System, including transition finance criteria	Financed emissions disclosed for residential Mortgages (UK) and Agriculture (Brazil)	EUR 100 billion in Socially Responsible Investment AuM	Raise or facilitate EUR 220 billion in green finance from 2019 Thermal coal-related power & mining phase out

A.In countries where we can verify electricity from renewable sources at Banco Santander properties. Target considers the 10 core markets in which we operate.
B.Assets in scope are 54% of SAM’s total assets, which currently have a set Net Zero methodology. This objective might be revised upwards at least every five years, depending on data availability
Annual report 2024    34

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.2 Supporting our customers in their transition goals
In this section we cover how Santander manages the following IRO:

I+	Contribution to protecting the environment by driving an increase in the use of renewable energy and other low-carbon technologies

O	Growth in the financing of renewable energy and other energy transition solutions

O	Revenue growth by providing our customers with sustainable solutions in such sectors as construction, mobility or agriculture.

To achieve our net-zero ambition, our main lever as a bank is supporting our customers in their efforts to transition to a low-carbon economy.
As a large financial institution, we have an opportunity to support our customers in their ambition to transition to low carbon business models. To this end, we continue enhancing our sustainable finance and advisory proposition, and financing in our global businesses.
To achieve this, we are:
1.growing the green finance business, which entails drawing up a green finance strategy for the Group's businesses and delivering a strong value proposition for our customers;
2.building the infrastructure that support green finance across the Group. This means implementing the sustainable finance and investment classification system (SFICS); strengthening the controls to assess and manage greenwashing risk; and executing the data strategy to measure and monitor green finance results; and
3.deploying well-trained commercial teams to capture opportunity.
In Corporate & Investment Banking (CIB), we have already reached EUR 139 billion in green finance raised and facilitated since 2019, achieving our EUR 120 billion target 18 months early and are working towards reaching EUR 220 billion by 2030.
Climate opportunities
Working with customers to support their transition objectives and carbon reduction emissions goals is key to progressing towards a low-carbon economy. To do this we identify business opportunities for transition financing assessing key sectors, working closely with our clients and with the knowledge of our sustainability experts. These opportunities inform our materiality assessment.
In addition, the Group calculates the ratio of green assets aligned with the European Taxonomy. In 2024, it amounts to 3.28% (vs. 2.6% in 2023). The volume of assets as at December 2024 aligned with the European taxonomy for mortgages is EUR 28.1 bn and auto is EUR 8.8 bn. For more details, see SN 5. European Taxonomy.
Also, from investment through our assets management business SAM, the top three climate-related opportunities are:
•new climate solutions involving products and services that boost diversification, competitive advantage and revenue;
•lower-emission energy sources that benefit from less exposure to Greenhouse Gases (GHG) emissions, lower costs, policy incentives; and
•efficient production and distribution of resources to lower operational costs and raise both production capacity and the value of fixed assets.
Transition finance and just transition
The regulatory framework must support growth, which is key to a stable and orderly transition.
We want to help achieve sustainable development and pledge to play an active role in supporting the green transition. It is vital that the transition is just and inclusive, taking into account regional and sector specificities to avoid isolating communities and stranding assets.
We aim to embed and promote the just transition through our engagement approach, our risk management policies and processes, and our sustainable and investment products. We consider this approach when devising our policies and reviewing our SFICS (Sustainable Finance and Investment Classification System), which covers activities aimed at addressing or mitigating social and environmental issues; bringing focus on specific matters such as protecting the Amazon biome (given our operations in Brazil) and helping local communities; and supporting initiatives like the Just Transition Alliance, led by the Grantham Research Institute at the London School of Economics.
2.2.1 Corporate and investment banking (CIB)
CIB has raised and mobilized globally EUR 139.4 billion in green finance between 2019 and December 2024. This target focuses on green use of proceeds, such as renewable energy, across products where well-recognized public information is available.
GREEN FINANCE VOLUMES FROM 2019 TO 2024
Raised or facilitated. EUR bn.

139.4	220
2019	2030
Annual report 2024    35

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2024 GREEN FINANCE VOLUMES
SPLIT BY PRODUCT
Raised or facilitated. EUR bn.
DCM (Debt capital markets); M&A (Mergers and Acquisitions)
Information obtained from public sources, such as Infralogic, TXF, Bloomberg or Mergermarket league tables. All roles undertaken by Banco Santander in the same project are accounted for. Other sustainable finance components, such as financial inclusion and entrepreneurship, are excluded. Green Finance raised and facilitated is not a synonym of EU Taxonomy. Information from League Tables extracted by January 15th, 2025, latest.

Our sustainable finance proposition includes expertise in renewable energies, as demonstrated by our long-standing global leadership in this field. We also provide a range of sustainable finance structuring solutions and advice across multiple products and geographies. Our client climate tiering approach is designed to aid in the identification of customer-level priority areas and provide transition benchmarking to support our customers in financing their transition. Our corporate finance advisory proposition, led by our global team of experts in green and transition technologies, enables us to provide bespoke strategic and corporate finance advice on opportunities to accelerate the adoption of low-carbon technologies to meet their sustainability ambitions. For more details, see below select case studies that demonstrate how we support our customers in the energy transition.
During 2024, Santander remained active in corporate finance transactions in the renewable energy sector across different technologies and geographies. In Europe, CIB supported Enel in a landmark transaction which is among the largest deals closed in the region: the sale of a 49% stake in a 2GW portfolio of operational solar PV assets in Spain to Masdar. Santander also supported Canadian Solar in the sale of a minority stake in its global development platform Recurrent Energy to BlackRock in March 2024 with a project pipeline totalling 26GW of solar PV and 56 GWh of Battery Energy Storage Systems.
Santander also acted as Financial Adviser to Sonnedix to raise a EUR 2.5 billion debt package to refinance 1.1 GW portfolio of renewable energy assets in Spain, Italy, and France, with the ability to expand the facility with new assets across Europe and the UK. The financing package provided an innovative blend of project finance-like debt structuring with more corporate-style documentation flexibility.
Santander acted as Sole Financial Advisor and LC (Letter of Credit) Provider in 3.16 billion Brazilian reals (BRL) long term financing to the renewable energy Babilonia Central project in Brazil. The project, controlled by a joint-venture between ArcelorMittal Brasil
(55%) and Casa dos Ventos (45%), will have a capacity of 554 MW of renewable energy to be used by ArcelorMittal to align its steel operations in Brasil (estimated 40% of its electricity needs by 2030).
In electric mobility, Santander acted as financial advisor, sole underwriter, and green loan coordinator in the concession of a EUR 225 million green loan to Zunder to help their expansion plan that aims to deploy more than 3,000 ultra-fast charging stations across Europe.
In Debt Capital Markets, Santander helped place several landmark sustainability labelled transactions, including a EUR 1 billion, six-year inaugural green bond issuance by Saint-Gobain, a global leader in light and sustainable construction; a EUR 1 billion, dual-tranche green deal for A.P. Møller-Mærsk, an integrated logistics company; and a EUR 750 million, nine-year debut sustainability-linked bond issued by Gatwick Airport, with targets related to their CO2 emissions reduction. Santander was recognized as ESG Bond House of the Year at the 2024 Global Banking & Markets Latin America Awards, which also selected COFIDE’s USD 300 million, five-year social bond as ESG Bond Deal of the Year, where Santander acted as active joint bookrunner and ESG Structurer. Notable ESG deals in Latin America also include our sole sustainability structurer and sole bookrunner role for the Republic of Guatemala, which issued a USD 800 million, 12.5-year inaugural sustainability bond; a bookrunner position for the Republic of Honduras’ USD 700 million, 10-year debut sustainability bond; and our sole ESG structurer role in the first Mexican taxonomy-aligned bond issuance from Acueducto Cuchillo 2 (6.6 billion Mexican pesos senior unsecured sustainability bond).
In Export Finance, we participated as a Pathfinder, Mandated Lead Arranger and Lender in EUR 1.3 billion green financing partially covered by BPI Assurance Export for Verkor. These funds are allocated to Verkor's first battery gigafactory in Dunkirk, with an initial production capacity of 16Gwh/year.
We also acted as a Senior Mandated Lead Arranger (SMLA) for the construction of H2GS Boden AB’s fully integrated, digitalized and automated greenfield steel plant in the North of Sweden for a total debt of EUR 3.3 billion. Euler Hermes and Riksgalden, the German and Swedish ECAs (Export Credit Agencies), participated in this financing by covering part of the debt. The steel-making process will be powered by hydrogen produced from renewable energy, making it the first European large-scale steel producer based on fossil-free manufacturing. CIB won the PFI Sustainability Deal of the Year for this transaction, as well as 12 other awards, including Europe's Bank of the year.
In Trade Finance, we participated in a EUR 1.2 billion green guarantee line with coverage from Spanish export credit agency Cesce for Siemens Gamesa. The technical guarantees issued under this line will support Siemens Gamesa in its wind projects worldwide.
In Supply Chain Finance, we signed a sustainability-linked confirming program with Vestas in Brazil, the first supply chain finance program of its kind for the energy sector in the country. Santander was also awarded both Best Provider of Sustainable Finance Solutions in Trade Finance and Best Sustainable Supply Chain Finance Program by Global Finance in 2024.

Annual report 2024    36

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Financing renewable energy
Grupo Santander has been a leader in renewable energy finance for more than 10 years. In 2024, we were among the top banks in number of transactions and deal value globally, with 82 transactions closed and a 4.54% market share according to Infralogic:

Rank	Loan Provider	Vol. (EUR million)	No. transactions	Market Share
1	Bank 1	8,009	79	4.95%
2	Banco Santander	7,346	82	4.54%
3	Bank 2	7,175	94	4.44%
4	Peer 1	5,641	80	3.49%
5	Bank 3	4,930	66	3.05%
6	Peer 2	4,126	59	2.55%
7	Peer 3	4,044	49	2.50%
8	Bank 4	3,978	41	2.46%
9	Bank 5	3,538	44	2.19%
10	Bank 6	3,411	46	2.11%
Peers are BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotia Bank and UniCredit. Data extracted by January 15th, 2025, latest.

The greenfield renewable energy projects that we financed or advised on in 2024 have a total installed capacity of 10.2 GW. We also helped expand, enhance and sustain renewable energy brownfield projects that have a total installed capacity of 28.2 GW.
The greenfield renewable energy projects Santander participated as financier or advisor in 2024 can power 6.5 million households per year.
2.2.2 Retail and Commercial Banking
In 2024, Retail and Commercial Banking continued to enhance its proposition with solutions that help customers transition to a low-carbon economy, most notably in such sectors as real estate, mobility and agriculture, as well as in the circular economy (water and waste management). These solutions include sustainability-linked loans (SLL) that complement the products that help customers align production to the transition.
Managing greenwashing risk is one of the Group’s priorities, particularly through compliance with operational guidelines for green finance teams and meeting supervisors’ expectations on climate matters. ESG certification forums review products and transactions to validate that they are consistent with the SFICS before labelling them as green. The SFICS is an automated tool that we implemented in our core markets to provide traceability of decisions and supporting documents.
In addition, we created Green Product Inventories in our core markets where we have implemented standards and established robust control and approval procedures.
These were the core activities we performed in 2024:
•Santander España launched the “Eficiencia Energética” loan for owners associations looking to fund building renovations or boost energy efficiency. This will enable our customers to save on energy bills while helping the environment.
Moreover, through the new Recovery and Resilience Mechanism line of credit, we promote and boost access to sustainable finance mainly for electric vehicles, renewable energy, the circular economy and social housing development.
•Banco Santander Brasil continue to broaden its sustainable finance proposition, especially in renewable energy, agriculture and electric mobility. We worked with Holu Solar to create Energía Plus, a platform to help retail customers and SMEs install solar panels.
•We also launched FIT Energía services for retail and SME customers. FIT Energía is a platform that connects consumers with producers of renewable energy to encourage the use of cleaner and cheaper energy.
•Santander Polska continues to help SME and corporate customers obtain sustainable finance through the “My electric car” programme and a green loan backed by Bank Gospodarstwa Krajowego (BGK). We also launched the Santander New Energy platform, a tool to educate and support SMEs in boosting the efficiency of their production models.
•Santander UK signed an agreement with Scottish Power to offer customers solar panels and heat pumps. Moreover, we also entered into partnership with Octopus Energy to offer customers discount on solar panels and batteries.
•Santander Portugal joined interbank services association SIBS, which developed a platform to help SMEs centralize, report on and share sustainability data, as well as to simplify disclosures on ESG requirements.
•Santander Argentina launched Tienda GRO, an online marketplace to help retail customers finance sustainable products. We also increased the technical and financial solutions for renewable energy projects available to retail customers through our partnerships with leading solar energy providers.
•Santander Chile signed its first real estate loan (USD 25 million) based on the Edge Advanced certificate and under its partnership with the International Finance Corporation (IFC). The bank continues to promote these deals to bolster sustainable development in Chile. We also entered into an agreement with Tesla to broaden our clean mobility proposition.
•In July, Santander Uruguay and Buquebus announced the financing of the world’s biggest electric ferry, which will connect Buenos Aires (Argentina) with Colonia del Sacramento (Uruguay), through a USD 107 million loan granted by the bank and partially backed (USD 67 million) by the IFC. This loan saw Santander and the IFC close the world’s first electric maritime transport deal.
•In October, Banco Santander Perú financed foreign trade deals worth USD 14 million for Exportadora Frutícola del Sur (Grupo Athos), a Peru-based company that holds the Global Gap certificate.
•Santander Colombia was the main lender in Jungheinrich Colombia’s (German logistics multinational) acquisition of electric fork-lift trucks. We also signed an agreement with Enel X to offer our customers solar panel solutions.
Annual report 2024    37

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Working with multilateral institutions
Santander continues to work on aligning sales activities with the objectives and opportunities that multilateral development banks (MDBs) drive in the countries where the Group operates.
In 2024, Santander España and Portugal took part in a Green Gateway Advisory Programme coordinated by the Invest EU Advisory Hub to boost the role of banks in the transition to a low-carbon, resilient economy. The purpose of this programme, which EIB (European Investment Bank) and PwC advisors lead on, was to assess Santander's, the EIB’s, and the EIF’s eligibility criteria, uncover the key trends and opportunities in the sustainable finance market, and explore core MDB tools that the Group can use to drive green production among customers.
As part of a synthetic securitization with the EIB, Santander Portugal agreed a line of credit for residential and commercial real estate transactions of new buildings with almost zero emissions and renovation of existing homes according to sustainable standards. This enables us to offer significant discount on the loan spread of customers whose transactions meet EIB’ sustainability standards.
2.2.3 Wealth Management & Insurance (Wealth)
Most socially responsible investment (SRI) products with ESG aspects (registered as Article 8 SFDR-Sustainable Finance Disclosure Regulation) that Santander Asset Management (SAM) manages have a sustainable investment objective ranging from 1% to 50%. Some investment products registered as Article 9 have a 100% sustainable investment objective (excluding cash and derivatives).
As part of our SRI product range, we have thematic funds that focus on renewable energy (Santander Iberia Renewable Energy), social objectives (Santander Prosperity), agriculture (Atgro), and climate (Santander GO Global Environmental Solutions, Santander Innoenergy Climate, and Santander Sostenible Bonos).
The Santander Sostenible Bonos fund, launched in 2019, was a trailblazer in Spain for investing in green bonds to finance clean energy, emissions reduction and other green initiatives. The fund also invests in social, climate change, environmental and other sustainable bonds.
In private markets, Santander Alternative Investments (SAI) offers two solutions to address climate change: Santander Iberia Renewable Energy, a private equity strategy that invests in solar and wind energy projects in Spain and Portugal; and Santander Innoenergy Climate Fund, a venture capital strategy that invests in climate technology startups that work on renewable energy, smart grids, energy efficiency, storage systems, green energy batteries, mobility and the circular economy.
SAM has an advisory mandate for LA Green, a blended finance fund to boost the SME green bond market in Latin America, mobilize large-scale capital and make a positive contribution to society and the environment.
Moreover, SAM’s SRI products include solidarity funds that donate a portion of their fees to NGOs. In 2024, we boosted our proposition by making changes to two equity funds: Santander Sostenible Bonos and Santander Sostenible Renta Fija Ahorro, and two profiled funds: Santander Sostenible Crecimiento and
Santander Sostenible Evolución a solidarios. These funds donated to several NGOs to educate young people at risk of exclusion and help vulnerable women search for jobs, among other causes. Our Santander Responsabilidad Solidario fund won 'Best solidarity fund' at the Expansión-Allfunds Awards.

For more details on Socially responsible investment, see section 5. 2 'Responsible investment and social finance'.
2.2.4 Digital Consumer Bank (Consumer)
At Digital Consumer Bank, we have the opportunity to help our customers in their transition to more sustainable mobility and a low-carbon economy. Enhancing our sustainable finance proposition is key to achieving our climate transition targets. We split this proposition into auto and non-auto.
Auto
Santander Consumer Finance (SCF) is Europe’s leading auto lender. Our ambition is to boost our sustainable finance proposition while remaining number one. Our leadership enabled us to support the green transition with EUR 6.8 billion in finance for electric vehicles and reach a market share of 12% in Europe, as well as contributing to the alignment of our auto lending portfolio and 2030 target in Europe.
EU regulation is carving out the path for the automobile industry to align through two key measures:
•Emissions targets for manufacturers in relation to new vehicles sold in a year, with progressive, more restrictive targets for passenger vehicles of 95gCO2/km in 2020-2024 down to 49.5gCO2/km in 2030-2034. The penalty for a failure to meet these targets will amount to EUR 95 for each CO2 g/km of excess per vehicle sold. Most manufacturers in Europe are currently above this threshold, which could lead to penalties across the industry or the need to restrict sales of combustion-engine vehicles, but also establishing commercial policies to encourage the sale of low-emission vehicles, or the creation of pools with other brands.
•Prohibition to sell combustion-engine vehicles (unless powered by e-fuels) from 2035.
In 2024, hybrid vehicles saw the highest growth in sales in Europe, with an increase in market share of 31.4%. This suggests only a partial shift in consumers’ mindset towards more sustainable mobility, with perceived barriers to electric vehicles remaining (largely due to a lack of charging infrastructure).
For the first time in several years, electric vehicle registrations fell in Europe in 2024. An end to electric vehicle subsidies in Germany triggered a 27.4% drop in sales compared to 2023. Markets where policy measures have been discontinued have seen electric vehicles become less popular, which once again highlights the link between the sale of these vehicles and government aid.
SCF continued increasing electric vehicle lending, with a market share in Europe of 12% (above the total Auto market share off 8%). This further reflects SCF’s leadership in the electric vehicle market. In 2024, SCF financed 243,315 vehicles (17% of its total business) worth EUR 6.8 billion (13% of the total Auto portfolio). Electric vehicles account for 24% of SCF’s new car business (number of agreements), which outlines its success in this area.
Annual report 2024    38

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

This progress has been helped by signing new financing agreements with electric vehicle manufacturers; and extending partnerships with traditional manufacturers that have set a roadmap and strategic plan to electrify their fleet (and who, therefore, are showing a solid objective to the sustainable mobility transition).
SCF has also come up with innovative, holistic financing solutions to aid customers’ energy transition, such as home bundles that include charging points and solar panels.
We will continue working on building partnerships with new electric vehicle manufacturers that enter the European market as well as with startups that show vast potential in terms of new sustainable mobility ideas such as battery swapping.
Nonetheless, the effectiveness of all these measures in the medium and long term and SCF’s growth in electric vehicle lending will depend on external factors that include regulation; the technological developments needed to reduce production costs and ensure access to key materials to manufacture green vehicles; the infrastructure to expand capacity and boost efficiency; and customer demand and market trends.
Non-auto
On top of Santander Consumer Finance’s leadership in auto lending, it is also a reference in Europe in other consumer finance sectors, with prominent partnerships and a presence at over 75,000 points of sale throughout the continent.
This vast footprint requires a strong social and environmental objective to drive a more sustainable economy. With specific, measurable actions, SCF is working on a green finance model that promotes environmentally-friendly projects and products for responsible consumption.
Our sustainable finance value proposition for the Consumer business covers these sectors:
•Real estate: Solar panel installation, upgrade to sustainable home heating and cooling systems, and energy efficient devices.
•Sustainable mobility: Electric vehicle charging points, emission-free vehicles such as bicycles and scooters, and conversions of combustion engines to less polluting alternatives such as liquid natural gas and hydrogen.
•Other activities: Sustainable fashion, second-hand clothes, used mobile phone buybacks and the issue of cards made of sustainable materials (recycled PVC/PLA) as part of the circular economy.
Our value proposition is also complemented with financing programmes for education so that students can access the tools they need to achieve greater inclusion.
We run other initiatives such as “Hazte ECO” (SCF España) where we invite customers to join projects to protect the environment when they use their cards. SCF contributes 1% of purchases to these projects and makes twice-yearly donations to Fundación Global Nature to help restore Spain’s wetlands.
The EUR 155 million in green finance disbursed by the Consumer units in 2024 is a key sign of our objective through this value proposition.
However, consumers continue to face several obstacles such as:
•Solar panels: A product with a specific shelf life (10-15 years) requires significant investment and a lengthy repayment plan, which coupled with more stable electricity prices has caused customers’ appetite to wane.
•Electric bicycles: Electric bicycles are growing in popularity in Europe, especially in crowded cities, where they are a practical alternative to passenger cars. Despite being cheaper than electric vehicles, these bicycles are expensive and require significant investment (depending on the model).
The high level of investment that most sustainable initiatives require government subsidies. Lack of such subsidies and bureaucratic obstacles to aid has an impact on customer appetite.
2.2.5 Payments
In 2024, 84% of the cards we acquired (39 million) were made from sustainable materials (recycled PVC/PLA) and we have continued to make progress in providing solutions to our customers to calculate their carbon footprint based on the payments they make with their cards, as well as initiatives to offset it.
Annual report 2024    39

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.3 Embedding ESG in risk management
ESG factors risk management
Due to our ESG strategy, the scrutiny from stakeholders and the regulatory, reporting and disclosure requirements, we continue to work on embedding and monitoring ESG aspects in risk management. We consider ESG risk factors, especially climate-related and environmental, cross-cutting and likely to have an impact on credit, market, liquidity, operational, reputational, strategic risks, among others.
The management of these factors adopts a risk-based approach prioritizing climate and environmental aspects based on the relevance and materiality in the Group and in the current landscape. We keep improving the consideration of the elements that stem from the transition to a low-carbon economy, the physical effects of climate change and biodiversity loss, and actions to consider negative impacts on nature.
We manage social risk based on internal policies and frameworks, which draw on international principles and sector standards, and it adapts to the legal framework of the jurisdictions in which we are present.
Additionally, governance risk is analysed from a dual perspective, both the internal governance in Grupo Santander and the assessment of our customers’, considering proportionality and relevance criteria.
We identify below the typologies of climate and environmental risks:

Transition risk (TR)	Physical risk (PR)

Market sentiment
Changes in the supply and demand of certain commodities, products and services which are considered climate risks and opportunities, pose a reputational risk among other potential issues.
Acute Intense extreme weather events, such as wildfires, hurricanes or floods.
Chronic Changes in rainfall patterns, extreme weather variability, average temperature rises, severe heatwaves, droughts and rising sea levels.

Policy action
Implementing carbon pricing mechanisms to reduce greenhouse gas emissions; using energy sources with lower emissions; adopting energy efficient solutions; and promoting water efficiency measures and more sustainable land use practices.

Beyond climate

Natural risk
Negative impact of nature degradation (including its biodiversity and the loss of ecosystem services) on economies, financial institutions and financial systems; and/or the lack of alignment of economic players with actions to protect, restore and reduce negative impacts on nature.

Technology
The need to build and innovate to support the transition to an energy efficient financial system with lower CO2 emissions. This can have a significant impact on companies as new technology displaces obsolete systems and disrupts some components of the financial system as we know it.

Annual report 2024    40

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

We measure the potential impact of the climate and environmental factors of each risk type across several time horizons, based on the average maturity of the portfolios analysed. The following table shows the potential impacts and our progress against the climate and environmental matters in 2024, and next steps:

Risk type	Climate[1] and environmental drivers	Time horizon analysed	Potential Impact of climate and environmental risk factors	What we’re doing to manage climate and environmental risk	Next steps

Credit		Present day - short - medium - long term
→Extreme weather can lead to higher retail and corporate loan default and lower collateral value It can also lead to lower incomes, harm agriculture, and increase insurance coverage and premiums. Moreover, changes in wind patterns that reduce energy production can lead to higher operating costs and hamper productivity. The degradation of nature can affect productivity in the agricultural sector and the value of collaterals. This may increase loans repayments and early disposal due to property damage in 'high risk' locations.
→Adverse weather conditions can cause significant financial losses, endanger communities, harm the environment and affect the value of collaterals.
→The failure of borrowers to adapt their business models to a low-carbon economy could heighten credit risk and, therefore rise the risk of an income or activity reduction that may increase default or lead to a loss of business value.
→Market sentiment that influences demand; obsolete technology; customer preferences.
→Higher operating costs for carbon-intensive customers; information requirements (data gathering), especially on emissions (e.g. Scope 3) and green taxonomy disclosures; and new EU financial information directives stemming from government measures.

→Conducting materiality assessments to identify physical and transition risk in our portfolios.
→Monitoring of climate concentration risks by sector and region in the short-, medium- and long-term.
→Creating vulnerability heatmaps for the analysis of climate risks in the present day, short, medium and long term via Orderly, Disorderly and Hot House World scenario analyses.
→Implementing mitigation measures such as policies, thresholds and insurance to combat risks and their impact.
→Conducting scenario analyses and measuring sensitivities to forecast changes in ratings, the probability of default (PD) and loss given default (LGD) considering physical and transition risk.
→Monitoring portfolios through metrics to control E&CC2 risk factors in BAU processes.
→Measuring E&CC factors across customer and transaction analysis and embed into ratings.
→Monitoring risk appetite limits and alerts to manage climate-related sectors.

→Monitor the progress of the subsidiaries against The Climate Race (our credit risk target operating model for climate and environmental factors) to validate the successful inclusion of E&CC factors across the end to end credit risk cycle, to allow the identification and mitigation physical and transition risk.
→Calculate financial impacts through internal climate models for the short, medium and long term.
→Continue to develop and enhance tools to monitor E&CC factors that consider physical and transition risk in each segment.

Annual report 2024    41

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Risk type	Climate[1] and environmental drivers	Time horizon analysed	Potential Impact of climate and environmental risk factors	What we’re doing to manage climate and environmental risk	Next steps

Market		Short term
→High volatility in market factors under stress scenarios.
→Changes in market perception leading to wider credit spreads for business in impacted sectors.
→Extreme weather conditions could raise concerns about the business plans of companies operating in the impacted sectors and widen their credit spreads.

→Regular reviews of climate stress scenarios and the subsidiaries that apply them.
→Stress testing using physical and transition risk scenarios.
→Trading portfolio analysis of current exposure to climate-sensitive business activities.
→Enhance stress testing by reviewing new scenarios to include in the exercise. →Adapt stress testing to market practices.

Liquidity		Short term
→Market impacts on the value of high quality liquid assets in Santander's liquidity buffer.
→More frequent extreme weather that stifles economic growth in countries susceptible to climate change, causing sovereign debt to rise and limiting access to capital markets.
→Cash outflows from companies trying to boost their reputation in the market or solve problems with climate scenarios.
→Extreme weather conditions could cause financial impact on companies operating in the affected sectors impacting the funds deposited in the bank.

→Qualitative and quantitative climate scenario analyses of impacts on highly liquid assets (HQLAs) and financing of exposed companies.
→Analysis of higher outflows due to changes in market perception of corporations in climate-sensitive business activities.
→Enhance stress testing and reviewing new scenarios to include them in the exercise. →Adapt stress testing to best market practices, including new liquidity scenarios to measure their impact.

Operational		Short - medium - long term
→Severe climate events can cause damage to our assets, including branches, data centers, headquarters and other owned or rented properties. Impacts on our own or our suppliers’ premises can also affect business continuity.
→Climate and environmental - related factors can also lead to operational risk losses from litigation, claims due to inadequate sales or non-compliance with ESG standards.

→Conducting operational risk and self-assessment controls that include ESG-related risks to evaluate our exposure.
→Conducting mandatory operational risk scenario analysis that cover extreme physical and transition risk events.
→Including an ESG flag in the operational risk events database to identify events and losses from climate-related and environmental risks.
→Including an assessment of climate threats in business continuity scenarios.
→Conducting a materiality assessment on climate-related operational risk.
→Updating documentation and delivering training relating to the embedding of ESG factors across operational risk management, as well as sharing best practices throughout the Group.

→Enhance operational risk reporting on climate and environmental - related factors.
→Promote cooperation within the industry to share data, scenarios and best practices on climate-related operational risk management.
→Work with the Corporate Insurance team to conduct analyses on the insurability of climate-related losses.

Annual report 2024    42

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Risk type	Climate[1] and environmental drivers	Time horizon analysed	Potential Impact of climate and environmental risk factors	What we’re doing to manage climate and environmental risk	Next steps

Reputational		Short - medium - long term
→Customers, investors and other stakeholders could believe that banks aren't doing enough to meet low-carbon targets, that they could be acting against their policies, or that their objectives do not meet stakeholders’ expectations.
→Stakeholders’ potential perception of inadequate financing and investment in climate and environment-related sectors, including activities linked to deforestation and/or biodiversity loss.
→Possible misinterpretation by customers, investors and other stakeholders of institutional disclosures or statements, actions, announcements, policies and the sustainability features of products.

→Implementing preventative measures to manage reputational risk and disclose risk data so that governance bodies can make informed decisions when assessing or sanctioning sensitive transactions that involve climate and environmental risk.
→Regularly monitoring reputational issues and disputes (including climate and environmental matters) via working groups, involving functions such as legal, sustainability, investor relations, public policy, supervisory and regulatory affairs, risk, among others.
→Development and update of greenwashing risk management guides that define the roles and responsibilities of key processes, and subsequently set specific training programmes.
→Enhancing materiality assessments to measure climate-related and environmental reputational risk. Developing a methodology to quantify the reputational impact of climate and environmental risk.

→Continue to strengthen collaboration between business and support areas as well as risk and compliance functions to embed climate and environment-related reputational risk in our operations.
→Continue bolstering greenwashing risk prevention, identification, management and control.
→Continue managing ESG events that pose material reputational risk and anticipate these events through early detection measures.

Strategic		Short - medium - long term
→Our strategy could be affected if we fail to achieve our climate and environmental targets, including those related to the activities we fund and those related to our own operations.
→Regulatory divergence between climate change and ESG requirements in the markets where we operate, including a possible new regulatory cycle and slowdown in the implementation of the Paris agreement.

→Challenging ESG targets in the Group’s strategic planning.
→Monitoring the Group’s ESG indicators regularly.
→Monitoring ESG indicators as part of our regular competitor analysis.
→Identification of emerging ESG risks, including analysis of the potential impact under stressed scenarios on the Group’s strategic targets so that action plans can be implemented in the event such risks materialize.
→Monitoring of ESG aspects in initiatives presented at the corporate product governance forum (CPGF) and investors’ forum.

→Regularly review ESG indicators to support alignment with the Group’s strategy.
→Monitoring of Key Performance Indicators (KPIs) related to Business Model Performance.
→Monitor climate and environmental threats as part of emerging risk identification.

1. Though all climate drivers impact on risk factors, we have only included the key ones in this table.
2. E&CC: environmental and climate change.
Chronic Acute Market sentiment Policy action Technology Natural risk
Annual report 2024    43

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Risk management in SAM

SAM considers that climate-related factors can pose risks and opportunities for companies and have an impact on the long-term risk and return profile of investment portfolios. By analysing climate risk, we can better understand the assets we invest in, identify the issuers best positioned to overcome future challenges, seize new opportunities and create value for businesses and broader society.
The climate-related risks that SAM’s ESG analysis model considers are:
•regulatory risks related to greenhouse gas (GHG) emissions, such as higher prices;
•the risk of new, more efficient low-carbon technology alternatives that may render existing technologies obsolete; and
•market risks stemming from increased costs and shifting consumer demand, which could result in stranded assets; higher operating costs; lower demand for products and services; and the higher cost of, and limited access to, capital.

2.3.1 Resilience of our strategy and business model to climate change
Managing climate and environmental risk factors is key to continue strengthening the resilience of the Group's strategy and business model for climate change.
To enhance such resilience, we embed climate and environmental risk factors in each stage of the risk management cycle through which we analyse our own facilities and customer's financing process. The risks derived from these factors is also included in our policies, procedures, tools, metrics, governance and culture.
Embedding climate and environmental factors in our risk management includes the identification, planning, assessment, monitoring, mitigation and reporting, across different climate scenarios and time horizons defined, see further detail in the next section.
Additionally, the risk function works to strengthen our strategy via the following processes:
•We carry out an analysis and challenge of the strategic plan (Risk Challenge) to identify potential threats that may compromise the achievement of the Group's objectives.
•We have a risk management control model to identify, assess, mitigate, monitor and report all material risks, including ESG, that could materialize and affect our strategy and/or business model.
•Santander regularly conducts an emerging risks exercise to identify key threats to our strategic plan under theoretical stress scenarios with low likelihood of occurrence.
In this sense, we aim to identify, assess and monitor physical, transition and regulatory risks that may have an impact on our business model, profitability or solvency, improving the resilience of our strategy.
The monitoring of the material issues related to the ESG risks identified in the described processes, as well as the main lines of action for their management, are periodically reviewed through the corresponding risk governance bodies which participate in the definition of the business model and the Group's strategy in this matter.
Santander understands how climate-related and environmental risks affect our business environment across the short, medium and long term to inform their business strategy process. The way that we strategically respond to changes and uncertainties in our business environment stemming from climate-related and environmental risks will impact the resilience of the business model over time. We are explicitly considering climate-related and environmental changes in macroeconomic and regulatory environment and the competitive landscape, in particular, and reflected in Santander’s business strategy processes, and demonstrated by documented management body meetings and discussions.
2.3.2 Risk management cycle
At Grupo Santander, we manage climate and environmental factors with a special focus on those that are most material for the different risk types.
Below we describe how we integrate these factors into the risk management cycle.
Annual report 2024    44

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. Identification
We conduct regular risk identification exercises to assess events that could threaten the Group's strategic plan. These exercises consider ESG risk factors — including mainly climate factors — with additional consideration of other factors such as greenwashing, environmental risks that go beyond climate (nature and biodiversity), social risks, among others.
Risk identification helps us understand the internal and external threats posed by the environment and climate change to our business model, profitability, solvency and strategy.
Moreover, our internal risk taxonomy, heatmaps and materiality assessments form the basis for identifying and classifying the material environmental and climate-related risks in our portfolios.
2. Planning
We include risk management into the strategic planning process that has different time horizons, in addition to the ad-hoc analysis at each moment:
•One year for the short term (this is the standard time horizon for the short term in the Group).
•One to five years for the medium term (financial planning).
•More than five years for the long term (strategic plan).
3. Assessment
We consider ESG aspects as factors that may impact existing risks across different time horizons. We assess these factors regularly according to regulatory frameworks and practices.
The assessment of the ESG factors that could be material due to their potential impact on Santander's risk profile is conducted considering the following aspects:

Identification of ESG drivers: we use recognized sources including but not limited to: TCFDA, UNEP FI, ENCOREB, SBTNC, NGFSD , to identify climate and environmental aspects that can impact several risk types. We also use several tools for this exercise, including heatmaps, sectoral climate and environmental classification, historical information, idiosyncratic scenarios and forward-looking scenario projection to aid continuous monitoring.

Analysis of the transmission channels: we analyse how the factors identified in the previous stage can materialize and impact on the risk types included in our risk management framework. They can be macroeconomic (e.g. socioeconomic, productive) and microeconomic (e.g. affecting household wealth and/or income) in nature.

Assessment of the materiality of the potential impact on the main risks: in this stage, we analyse the potential impacts that could arise from the materialization of the risk factors previously identified through the transmission channels described, based on qualitative and/or quantitative approaches.

Overview of a consolidated materiality: for internal and external disclosure of the materiality of ESG factors analysed, we aggregate the results of the impacts for each risk type in a consolidated report (detailed on the following pages), based on a five-point RAGE status (from Low to Very High) across the short, medium, and long term.

A. Task Force on Climate-related Financial Disclosures.
B. A materiality database of dependencies between production processes and ecosystem services.
C. Science Based Targets Network.
D. Network for Greening the Financial System.
E. Red, amber and green.

Annual report 2024    45

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The following table shows the consolidated results of the materiality assessment by risk type and time horizon as of year-end 2024:

	Transition Risk			Physical Risk
	ST	MT	LT	ST	MT	LT
Credit riskA
CIB	●	●	●	●	●	●
Corporate & SME	●	●	●	●	●	●
Individuals	●	●	●	●	●	●
Auto Consumer	●	●	●	●	●	●
Operational riskB	●	●	●	●	●	●
Market risk	●	●	●	●	●	●
Liquidity risk	●	●	●	●	●	●
Reputational risk	●	●	●	●	●	●
● Low ● Moderately low ● Medium ● High ● Very high
Short term (ST): 2025 | Medium term (MT): >2030 | Long term (LT): >2050 A. Assessment as of September 2024. B. Assessment as of November 2024
In 2024, we continued to develop and enhance our materiality assessment approach in order to strengthen the resilience of our strategy. We have incorporated regulatory aspects, industry best practices, further homogenization, and synergy among different risk types in terms of sources, thresholds and scenarios.
The above table shows the final outcome of several procedures by risk type. These procedures use various tools and methodologies to assess the potential impact of climate factors. We use the above-mentioned risk factor materiality assessment to underpin climate risk identification and assessment as part of our double materiality procedure.

For more details, see section 1.3. 'Materiality Assessment'.
The materiality assessment's rationale for each risk type is as follows:
→3.1 Credit risk:
We conduct a materiality assessment every quarter to identify, assess and monitor the Group’s climate-related and environmental credit risks by sector and geography. This assessment involves a review of the present day and other time horizons based on climate scenarios.
We use in-house scenario analysis techniques and climate stress test models to calculate and monitor climate impacts on key credit risk metrics, such as the probability of default (PD) and loss given default (LGD), across several time horizons, scenarios and at all geography, sector and unit levels.
We complete this assessment with three further initiatives, among others:
a.Customer assessment for the corporate portfolios that analyze the key aspects of transition, physical, social and environmental risk. This assessment is conducted locally.
b.Deep dives into key portfolios such as the collaterals in real estate and auto loans.
c.Geographical assessment of physical risk (acute and chronic) that uses information from expert models across different scenarios and time horizons.
The findings of our materiality assessments are key to defining our strategy, risk appetite, the identification of emerging risks and even for other stress test exercises (such as the ICAAP-Capital adequacy assessment process).
Materiality assessment enhancements in 2024
In 2024, we enhanced our credit materiality assessment to reflect the latest industry and regulatory developments by:
a.Enhancing geographic granularity of physical risk (acute and chronic) information in our European portfolio, from Nomenclature of territorial units for statistics at level 3 (NUTS3) to postcode in our core markets of Poland, Portugal, Spain and the United Kingdom;
b.The development of a new real estate module in Klima tool, which includes physical and transition risks;
c.Improved how we manage and assess collateral through the efficiency performance certificates (EPC) by obtaining data, developing estimation models and drawing up plans to gather such information during customer onboarding processes.
d.Implemented concentration metrics to monitor physical and transition risk management in our subsidiaries; and
e.Used internal climate stress test models (included in the ICAAP) to calculate financial impacts (customer 'bottom-up' approach for the CIB portfolio and 'top-down' approach at sector and geography level for the rest of the portfolios).
Annual report 2024    46

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Klima

We run our materiality assessments through our ESCC Credit Risk Management tool Klima, where we aggregate, manage and monitor ESCC risks at local and Group level, with focus by sector and geography. It also includes an analysis of the physical risks of several economic activities and collateral.

We continue to work on enhancing climate information, methodologies and use cases:
1.Climate materiality:
Though the findings by sector of our 2024 credit risk materiality assessment (see table below) follow a similar pattern to 2023, transition risk exposure in CIB to most vulnerable sectors decrease slightly. On the other hand, our portfolios continue to show less vulnerability to physical risk, given the concentration in low-risk locations.

Materiality assessment - Climate risk analysis and portfolio heatmap
September 2024 (pre-mitigation) - EUR billion
		TR	PR	CIB	Other segments
Power (conventional)				26	2
Power (renewables)				13	0
Oil & Gas				20	1
Mining y metals				13	7
Transport				29	12
Auto Consumer				0	162
Real Estate				7	386
Other climate-related sectors	Agriculture			3	9
	Construction			18	15
	Manufacturing			44	25
	Water & Waste			3	1
Climate sectors				175	621
Other sectors				65	212
Total portfolio				241	833
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

2.Vulnerability heatmaps
We analyze materiality assessment findings through heatmaps that show our vulnerability to climate risk. These heatmaps rate climate risks on a scale from 1 to 5 (low to very high).
These heatmaps are based on the present day and on scenario analysis methods and models that complement our qualitative methodology and provide a forward-looking and geography-based analysis of portfolios across the medium and long term, considering impacts based on their probability, relevance and duration. Although we illustrate these in the table below according to the statistical classification of economic activities in the European Community at level 1 (NACE 1, from the French 'Nomenclature statistique des Activites economiques dans la Communaute Europeenne'-Statistical classification of economic activities in the European Community) breakdown, our sector analysis in risk management goes up to NACE level 4 to monitor the composition of our portfolios, capturing most of our value chain.

Annual report 2024    47

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

		Transition Risk						Physical Risk
	Current	Orderly			Disorderly			Current	Hot House World
		2030	2040	2050	2030	2040	2050		2030	2040	2050
Oil & Gas
Mining & Metals
Power (Conventional)
Power (Renewables)
Transport
Auto Consumer
Agriculture
Manufacturing
Water & Waste
Construction
Real Estate
		Risk level: ¢ Very high ¢ High ¢ Medium ¢ Moderately low ¢ Low
3.Internal climate models
Detailed below is an overview of our internal climate model:
Our climate internal models enable us to quantify the financial impact4 of transition and physical risks that we monitor through changes in PD and LGD metrics. Our model estimates the direct and indirect impact of macroeconomic and climate variables, market trends and regulatory expectations. This model takes a bottom-up approach by considering each client's financial situation and technology. Where we don’t have specific customer information, we use a top-down approach by sector and geographical location.
The development of internal models allows us a high degree of flexibility and capacity for analysis and adaptation to our portfolios, including its characteristics and maturities, to new economic and regulatory requirements. The main features are briefly described below:

A.Scenarios are based on those published by the NGFS5 and Representative Concentration Pathways (RCP), developed by the Intergovernmental Panel on Climate Change (IPCC), which are references in the sector. Moreover, our Research department embeds and broadens external scenarios to more specific variables by country and sector to achieve thorough vision aligned to our portfolios.
4 According to Note 54 "Risk Management": Based on internal models and results from regulatory and supervisory climate stress exercises, the Group does not believe that additional environmental or climate change risk has had a substantial impact on its equity, financial situation and results in 2024
5 NGFS scenarios provide the common and up-to-date reference point for understanding the evolution of climate risks and trends in climate policy and technologies over different time horizons. For this reason, they are used as a basis for showing impacts on our portfolios by calculating a range of outcomes.
Annual report 2024    48

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

B.Physical risk impact considers the financial impact of acute and chronic risks, as well as long-term changes in weather patterns to give us a wide range of events that we assess at regional level. For these financial impacts, we use data from an expert reinsurance company, considering scenarios across different time horizons. We include physical risk impact through:
-Chronic: Impact on companies' revenue due to chronic physical effects (e.g. change in productivity).
-Acute: Increase in costs due to damages to companies' assets from extreme weather events.
C.The impact of transition risk, relates to changes in drivers such as climate policies, technology and investor and consumer sentiment that can affect demand, which affects customers on an individual basis. Therefore, depending on the level of information available, we carry out a bottom-up or top-down approach.
D.Counterparty forecasts, which reflect the changes in the financial ratios included in the credit risk rating models and are based on forecasted revenues and costs under the different scenarios, including physical and transition risk impacts. The projected ratings give us the associated PD to the counterparty. Lastly, the LGD is estimated using the Frye-Jacobs relationship between PD and LGD.

NGFS scenarios	RCP climate scenarios
Physical and transition risks	Physical risk

Orderly, assumes ambitious climate policies implemented early, which gradually become stricter. Therefore, both physical and transition risks are relatively moderate.	RCP 2.6: stringent mitigation scenario with the aim to keep global warming below 2ºC. This is associated with orderly scenarios.
Disorderly, climate policies are not introduced until 2030 and may differ between countries and sectors..	RCP 4.5: intermediate scenario where emissions reach their peak in 2040 and then decrease. This is associated with disorderly scenarios.

Hot house world (current policies), it is considering that some climate policies are implemented in some jurisdictions, but that global efforts are insufficient to stop significant global warming. Serious physical risks and irreversible changes, including rising sea levels.
RCP 8.5: very high GHG emissions. It is a business as usual scenario where emissions keep increasing throughout the whole century. This is associated with Hot house world scenarios.
4.Customer assessment
For corporate customers within climate sectors according to our risk taxonomy, the materiality assessment is complemented with analysis performed at local level that considers key physical, transition, social and environmental aspects.
We consider their findings in loan approvals and customer rating procedures.
Challenges and next steps:
Santander continues to work on embedding ESCC factors in our processes by upgrading our data, estimations, tools and models. In particular:
i.Implementing models to assess the impact of climate on credit risk metrics (PD and LGD) by using scenario analyses and models, and including customers' ESCC assessments in corporate portfolios ratings.
ii.Localizing CIB customers’ production sites to obtain more accurate results in physical risk assessments.
iii.Calculating financial impacts across the short, medium and long term through the climate stress test models already included in the ICAAP.
Auto consumer

We conduct an in-depth analysis of this portfolio given the weighting of the Consumer Auto in Santander's portfolio and its specific characteristics and regulations. We consider key risk factors such as products evolution, residual value risk, portfolio average maturity, shifts in market sentiment and technology developments adapted to different markets. Moreover, we review other characteristics such as product type, borrowers' credit risk profile, engine type (internal combustion engine, hybrid or electric vehicle).

Annual report 2024    49

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Physical risk

To assess physical risk by geographical location, we work with a leading provider in the reinsurance industry, which enables us to measure the risk of 13 physical hazards (eight acute and five chronic). We analyse the markets where we operate, with a breakdown of over 1,250 regions (NUTS 3 or equivalent), and cover all economic activities in our Risk Taxonomy, as well as the business lines (such as mortgages and automobiles).
We assess each region (NUTS3) to measure the associated physical risks by rating them on our five-point RAG (Red, Amber and Green) scale (low to very high).
To assess the frequency and intensity of natural hazards, we use RCP scenarios across different time horizons (present day, 2030, 2040, 2050 and 2100).
Our analysis, based on a conservative approach, uses RCP 4.5 scenario and time horizons of 2030 for economic activity sectors and 2050 for collaterals at Group level. The results are included in our materiality assessment at Group level, by region (Europe, North America and South America) and by subsidiary. The results show that while certain sectors are more exposed to physical risks, such as agriculture, conventional energy and mining, their concentration in the Group is very low (between 1% and 2%). The collateralized portfolios have the lowest impact, albeit with very high concentration of exposure in the Group.
The granular, forward-looking physical risk assessment enables us to actively manage these risks through monitoring, metrics and mitigation measures.
Finally, to measure and quantify physical risks more accurately, we increased the granularity of physical risks for the European portfolio (Poland, Portugal, Spain and the UK, as we now have information at postcode level).

Real estate

Santander’s real estate portfolio accounts for a large proportion of Santander's balance sheet, which is why we developed a specific module within the Klima tool with a detailed overview of the portfolio’s transition and physical risk.
Regarding transition risk, we increased the quality and quantity of EPC data by obtaining information, developing estimation models and defining plans to gather information during the customer onboarding process. This internal model consists of a machine learning algorithm that applies a combination of variables related to the real estate guarantee (type of property, geographic location, etc.), learning from observations made from actual data available. These enhancements give our analysis a broader scope, covering the corporate and retail segments.
This chart shows the EPC coverage of our balance sheet and distribution of actual and estimated EPC labels based on the standards and regulation in each market where this information exists:
Residential and commercial real estate EPC data (December 2024):
Distribution of exposure to residential and commercial real estate portfolios by EPC (December 2024):
Distribution based on Portfolio with EPC information. (RAG according EPC Standards)

A
7
3
3%
B
34
6
13%
C
52
15
21%
D
78
34
35%
E
40
29
22%
F
9
4
4%
G
5
3
2%
Actual (€bn)
Estimated (€bn)
% (actual & estimated) over total portfolio

We made considerable progress with physical risk through a review of acute and chronic risks in several scenarios and time horizons, broken down geographically at NUTS3 level. Considering a forward-looking view across different time horizons, the percentage of exposure to high and very high physical risks is not material compared to our total portfolio.
Nonetheless, we continue working on conducting a more granular assessment in Europe, where portfolio concentration is higher.

Annual report 2024    50

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

→3.2 Operational risk:
We assess the potential impact of physical risk through a combination of specific location-based risk scores, data on the bank’s own facilities and insurance, and internal scenario analysis for certain physical risks. We assess the potential impact of transition risk through operational risk tools and external ESG-related events.
We assess physical risk as low in the short term and moderately low in the medium and long term, mainly due to exposure to more frequent and severe weather events in the regions where we operate.
For transition risk exposure, the most affected time horizon is the medium term, owing to legal and compliance risk arising from adaptation to new regulation in each jurisdiction, an increase in the number of greenwashing-related sanctions, an increase in the volume of green business, and greater awareness of climate change among external stakeholders.
→3.3 Market risk:
To assess the potential impact of climate factors, we conduct regular analysis of our trading portfolios to identify the materiality of positions with potential exposure to market risk climate factors. We then compare the findings from climate stress scenarios (both physical and transition risk) to those from internal, stressed and budget scenarios. This analysis concludes that the materiality is low or moderately low depending on the time horizon, due to the low exposure to climate sensitive sectors both in the bond and equity portfolios.
→3.4 Liquidity risk:
To assess the potential impact of climate factors, Santander compares the findings of climate stress scenarios with liquidity stress scenarios. We have a suite of physical and transition risk scenarios (disorderly transition scenarios, extreme climate events, historical events, etc.) whose impacts on liquidity are well below current internal and regulatory stresses due to their limited effect on high quality liquid assets (HQLA) and stable retail deposits.
→3.5 Reputational risk:
We conducted a reputational risk materiality assessment in 2023 (and updated it in 2024) to assess the potential impact on reputation of the key climate-related and environmental levers across the short, medium and long term under several scenarios. As with our strategy, policies and management models, we consider the environment collectively. Thus, the materiality assessment includes identifying and assessing climate change and other environmental impacts.
The assessment is a complex procedure that considers several sources of information and criteria across these phases: i) definition of reputational risk levers related to physical and transition risk; ii) assessment of risks by country and by portfolio exposure in sensitive sectors; iii) climate scenarios according to the Network for Greening the Financial System (NGFS); and iv) time horizons (short, medium and long term).
The reputational risk materiality assessment findings show that transition risks would have a greater reputational impact than physical risks, as transition risks tend to relate more to stakeholder scrutiny over time, which are the main grounds for reputational risk exposure.
It is our aim to have clear climate and environmental risk objectives, policies and procedures, and solid governance to manage them correctly. Even if extreme climate events occur, and based on the experience of several of them recently, from a reputational risk management standpoint, we believed that Santander has demonstrated its strength and robustness in this regard and its ability to react to a given event.
In 2024, we updated our reputational risk materiality assessment approach based on official reports and studies from recognized organizations. Additionally, we have continued working on further homogenization and synergy between risks in terms of information sources, thresholds, scenarios and others.
4. Monitoring
In addition to the processes described above, we carry out a continuous monitoring of ESG aspects based on:
•At Grupo Santander, we constantly monitor the risk profile and our compliance with risk appetite limits through control functions that report to the board.
Since 2021, we have been enhancing our risk appetite statement with quantitative metrics for thermal coal and mining and power related customers.
In 2024, we implemented the metrics approved in 2023 for oil and gas, steel, and aviation. We also approved two new metrics, one for the automotive sector and the other for Santander Consumer Finance's Auto business which will be implemented in 2025.
•We are in permanent contact with our customers to monitor and support their transition plans. We continue to embed ESG risk factors in credit risk granting and monitor processes through our target operating model, The Climate Race.
This model is supported by the following pillars: strategic planning, risk management, loan approval and tracking, models and systems, and culture and governance. The timeline to implement was defined for 2023 and 2024 considering the supervisory expectations and Group's strategy. During 2025, we will continue with a more granular implementation.
•Our ESG Regulatory Radar enables us to monitor updates to ESG and other regulatory frameworks, as well as the potential efforts and financial impacts that the implementation of these changes may entail.
•Moreover, the Risk, Compliance & Conduct function monitors ESG initiatives (including acquisitions and divestitures) presented to the investment forum — whose delegated authorities come from the board executive committee —, as well as from the corporate product governance forum (CPGF).
Annual report 2024    51

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•During 2024, we continued working on our Climate Community as an additional lever for a proper integration of ESCC risk factors in the Group in a collaborative manner. This community keeps the units up to date, shares best practice, sets guidelines to support homogeneous implementation and provides a clear governance structure and allocation of responsibilities. For more details, see the following chart:
5. Mitigation
We have various internal policies and frameworks that integrate climate and environmental factors into our risk management processes. These elements are key to mitigating and adapting climatic and environmental factors.
Our ESCC risk management policy establishes the standards for investing, and providing financial products and services to companies and customers in oil & gas, power generation and distribution, mining and metals, and soft commodities (especially retail customers dedicated to farming and ranching in the Amazon). It dictates prohibited activities and those that require special attention for the aforementioned sectors6.
Our credit granting policies consider climate and environmental factors such as, among others, our internal taxonomy (SFICS), credit committees conclusions, corporate clients' ratings and collateral management.
To mitigate the risk of greenwashing, we reviewed key processes and responsibilities to facilitate the appropriate development, management and disclosure of our sustainability strategy, products and practices, while monitoring regulatory developments in this area.
We also mitigate this type of risk through client engagement for the most material sectors according to the climate materiality assessment.
This enables us to support customers in their transition to a more sustainable economy, offering them tailor-made solutions and generating business opportunities. Engaging with customers gives us access to data on ESG risk that we can use for internal risk management and reporting. Obtaining and cross-checking data directly from our customers is one way to mitigate ESG risks, including greenwashing.
Additionally, we consider ESG aspects in customer assessments to determine whether they have an impact on credit quality.
We launched several projects so that credit analysts have all the information and tools necessary to perform this assessment.
•Sector guidelines are followed to identify the major transition and physical risks each sub-sector is exposed to and how to pinpoint them in customer engagement. We delivered training sessions in several markets to build on these guidelines.
•ESG assessment guidelines with different levels of detail depending on the risk. In some instances, we conduct an automated assessment at different levels for physical, transitional and reputational risk, with higher risk levels undergoing a more comprehensive and contextual assessment in material cases. We’re implementing this assessment model for our retail banking portfolio across several markets.
•Survey library (EQAL7): we developed a global tool to customize and store our numerous ESG surveys and assist in their identification and review. This will enable us to compile historical ESG data and conduct more aggregated analysis based on wider criteria. EQAL is now operational in Portugal and is currently being implemented in Spain. For Brazil, the system will be customized to replace the existing tool currently in use in the country.
Lastly, we continue working on other mitigation levers:
i.Credit committees, which embed environmental, social and climate change factors in transaction reviews.
6 To the extent required by applicable law, customers and transactions involving activities enumerated in this section will be subject to an enhanced due diligence process to determine the unique risks presented prior to decisioning.
7 EQAL: ESCC Questionnaires & Assessments Library.
Annual report 2024    52

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ii.CIB customer ratings, including qualitative environmental, social and climate change assessments for material sectors.
iii.Special prices for certain products.
iv.Collateral management (EPC), based on enhanced data acquisition, estimation model development, and information collection during the customer onboarding process.
v.Specific procedures to analyse environmental, social and climate change risk. The board and its committees verify that decisions are made according to our ESCC and reputational risk policies. The first line of defence conducts a due diligence with special sector-based questionnaires for credit approval. The reputational risk assessment also forms part of decision-making contributing to compliance and preventing from risk of false accusations (with particular focus on greenwashing). The due diligence consists of assessing the CIB's project finance transactions according to the Equator Principles.
vi.Lastly, we have a multidisciplinary working group, where, among others, ESG issues are considered. This group is coordinated by the reputational risk function and discusses actions needed to mitigate any matter that may have a reputational impact.

ESG classification meetings

Throughout 2024, we worked on extending our sustainable operations identification model to all global businesses, amending existing processes accordingly.
We created local and global commercialization committees and ran ESG classification meetings as the governance bodies tasked, analysing and monitoring products and transactions with an ESG component, ensuring that these bodies have experts to interpret and demonstrate ESG standards through centers of excellence as well as seeking input from business, risk and sustainability teams.
We began working to implement the updated sustainable classification model by identifying the affected processes and the changes to be made across markets.

6. Reporting
Transparent and regular reports to senior managers and stakeholders help us manage climate and environmental factors and comply with the law and supervisors’ expectations.
We work so that the information available to our stakeholders is complete and consistent, conveys adequately Santander's sustainability strategy and management, and mitigates potential risks.
Our reporting on climate and environmental risk management includes our Annual Report, the ICAAP exercise, and our Pillar 3 disclosures report.
Main activities in 2024

→Advances in risk appetite, establishing new metrics and limits to support our strategy.
→Development of internal climate models that enable us to enhance how we quantify the financial impact of transition and physical risks on credit risk variables.
→Increased geographical granularity in physical risk information (acute and chronic) for the European portfolio, from NUTS3 to postcode in Spain, Portugal, UK and Poland.
→Improvements on how we manage and assess collateral through the EPC by obtaining data, developing estimation models and development plans to gather information.
→In order to mitigate the risk of greenwashing, we have reviewed the most relevant processes and responsibilities to validate the correct definition, management and disclosure of our strategy, products and practices.
→Progress in the implementation of the climate risk management model through the Climate Race initiative to integrate ESCC factors into the credit risk granting process.
→Advances in materiality assessments in terms of biodiversity through an internal methodology to assess both nature-related impacts and its dependencies.

Annual report 2024    53

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.3.3 Reputational risk
This section outlines how we manage this IRO, considered a climate-related transition risk:

R	Reputational risk based on the perception of bank progress with climate-related policies and objectives.

Banco Santander manages reputational risk through the Reputational Risk Model, which sets out the principles to identify, manage, prevent and control reputational risk in every procedure, including related ESG factors.
We conduct the reputational risk impact assessment through key ESG procedures. These include setting objectives; taking part in
ESG working groups and governance bodies, the structuring of transactions that may be ESG sensitive and in reporting.
To evaluate the performance and effectiveness of these actions, Banco Santander has implemented a metric8 based on the number of very high-impact reputational risk events that have materialized and have affected various interested parties.
To manage this risk, across short, medium and long term horizons, we identify in the table of section 2.3. the possible impact of the risk factors, the actions we’re performing to manage them and next steps we have in mind.

2.3.4 Potential financial effects
To cover the CSRD requirements related to financial effects (E1-9), in this report we include information of the exposure affected by material physical risks. Since this is a phased-in requirement, we will expand the information in the next reports to provide full coverage of the Regulation.
To comply with the requirements, we use the information disclosed in the Pillar 3 ESG report according to the 'Implementing Technical Standards on prudential disclosures on ESG risks' defined by the EBA (European Banking Authority).
This report covers information of the banking book portfolio, including loans and advances, debt securities and equity instruments. The Group guarantees that the information included is aligned with other reports (mainly accounting reports).
Physical risk:
We report below our exposures sensitive to impacts from relevant acute and chronic physical risks (collateralized and non-collateralized).
To assess the physical risk of our portfolio, we sourced information from an external provider on acute and chronic physical risks to cover over 1,250 regions in our core markets.
To assess the physical risk of our portfolio, we implement the methodology of our external provider.
Based on the information provided, we make the following assumptions to determine the Group’s sensitive exposures to the impact of physical risk:
i.An activity in a region is considered as sensitive to the impact of physical risk when at least one hazard is assessed as 4 or higher on the scale provided.
ii.We use the RCP 4.5 scenario, which is between a scenario that considers that the Paris Agreement objectives are met (RCP 2.6) and a more specific stress exercise scenario (RCP 8.5).
iii.We consider time horizons that are consistent with the average maturities of our portfolios, under a conservative approach. Thus, for non-collateralized exposures, we considered a time horizon of 2030 and for collateralized portfolios, with longer time horizons, we used 2050.
iv.Regarding the location considered for the physical risk assessment, we analyse the location of collateral and the headquarters of our customers for non-collateralized loans at postcode level for exposures in Poland, Portugal, Spain and the UK. NUTS3 level is used for the remaining geographical locations.
According to the assumptions described, our exposure to material physical risks is EUR 54 billion as of December 2024, which accounts less than a 3% over Group’s total assets.

EUR bn	Chronic	Acute	Both	Total
Total	29	20	5	54
In the Pillar 3 ESG report, the information related to physical risk is disclosed at the regional level (Europe, South America and North America), identifying higher concentration of relevant physical risks in Europe (44%).
2.3.5 Our approach to nature and biodiversity
Climate change is inextricably linked to biodiversity and nature. Climate change is one of the main drivers of nature and biodiversity loss and impacts the resilience of ecosystems, limiting their ability to regulate climate and serve as carbon sinks.
While our materiality assessment considers 'Biodiversity and ecosystems' an informative topic, we continue to oversee our
8 Monthly metric. Banco Santander has zero tolerance for very high impact events, including ESG-related ones. The reputational risk function puts forward events with ‘very high’ impact, which the compliance committee verifies. Circumstances that could lead to a ‘very high’ impact event are: i) events that trigger silver or gold crisis management committees; ii) regulatory requirements that uncover significant weaknesses or shortcomings: very high financial penalties (above EUR 10 million), permanent cessation of economic activity, capital aggregation, loss of banking licence, restrictions on dividend distribution, etc.; iii) events with a very high impact on public opinion: with widespread and sustained negative media and TV coverage in a single market and/or in other markets for over one week or very high impact on social media; and iv) suspension of shares trading or a drop in share price of over 5% in one day on the back of the issue in question.
Annual report 2024    54

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

operations and impact on biodiversity and nature in view of our climate objectives.
Given our financial activity, and the location of our buildings and offices, mainly in urban areas, no sites located in or near biodiversity sensitive areas are identified9. We are conducting an analysis to determine whether any of them could be in or near biodiversity sensitive areas.
We conducted an assessment on our corporate portfolio, which considers the country in which our customers operate, to learn of the direct impact and dependency of their business on nature and biodiversity.
We followed the Task Force on Nature-related Financial Disclosures’ (TNFD) LEAP10 approach. We used two tools:
•ENCORE: A materiality database of dependencies (physical risks) between production processes and ecosystem services. For our core markets, we complemented the database with internal localization criteria based on ENCORE’s hotspot depletion maps. These criteria cover three natural capital assets: soil and sediment, water, and biodiversity.
•UNEP FI Impact Analysis Tool: This tool provides an in-built impact (transition risks) mapping that, combined with our internal data and context, enables us to identify the most significant impact areas of the portfolio.
The ENCORE database helps us to begin to understand how the deterioration of natural assets could cause a loss of production processes, and the financial consequences it could have.
This methodology enabled us to analyse their dependencies (physical risks11) on over 20 ecosystem services in more than 10 sub-segments of our corporate lending portfolio.
Additionally, in 2024, Santander Brasil participated with various organizations in TNFD pilots to explore how to tackle nature impacts and dependencies more effectively. We used the LEAP approach and focused on the Locate phase. We gained important insight into how data gaps and a lack of methodologies tailored to highly biodiverse tropical countries limit private companies’ ability to account for those factors accurately. Addressing these issues will require further work and collaboration throughout the sector to align with stakeholders’ expectations.
Nature and biodiversity heatmap
Based on the above mentioned approach, we use a 'heatmap' to aggregate nature-related dependencies and show the level of threat of potential events that may affect our corporate portfolio at Group level.
We used this exercise as an input to meet disclosure requirements ESRS E2 (Pollution), ESRS E3 (Water and marine resources), ESRS E4 (Biodiversity and ecosystems) and ESRS E5 (Resource use and circular economy) in relation to ESRS 2 IRO-1. We rate our dependencies on a scale of 1 (very low dependence) to 5 (very high dependency). These are the results:

Corporate portfolio
Pollution	Pollution of air	●
	Pollution of water	●
	Pollution of soil	●
	Pollution of living organisms & food resources	●
	Substance of concern and very high concern	●
Water & marine resources	Water withdrawals, consumption and use	●
	Habitat degradation & intensity of pressure on marine resources	●
Biodiversity & ecosystems	Direct drivers of biodiversity loss	●
	Impacts on the state of species and on the extent and conditions of ecosystems	●
	Impacts & dependencies on ecosystem services	●
Circular economy	Resource inflows, including resource use	●
	Resource outflows related to products and services	●
	Waste	●

●	Very low	●	Low	●	Medium	●	High	●	Very high
No nature-related topic or sub-topic was considered material at Group level. We monitor these and other sectors closely as part of regular updates to our nature materiality assessment.
Nature and biodiversity in our ESCC policy
Santander embeds nature and biodiversity conservation measures in financing and investment policies. Our global environmental, social and climate change (ESCC) risk policy12 dictates prohibited activities that Santander will not directly invest in, or provide financial products or services to, regarding biodiversity matters:
•Any projects or activities in areas classified as Ramsar Sites,13 World Heritage Sites, or categories I, II, III or IV by the International Union for Conservation of Nature14 (IUCN).
•Any projects or expansion of existing oil & gas facilities north of the Arctic Circle.
9 The main environmental impact of our offices stems from their maintenance and how we manage the waste we generate. So far, we have not deemed it necessary to adopt biodiversity mitigation measures in our operations. Nonetheless, on certain occasions we have considered corrective or mitigation measures as part of our customer lending due diligence and in application of our ESCC policy.
10 LEAP approach: locate, Evaluate, Assess and Prepare.
11 This analysis does not consider systemic risks since no tools have been identified that include them.
12 To the extent required by applicable law, customers and transactions involving activities enumerated in this section will be subject to an enhanced due diligence process to determine the unique risks presented prior to decisioning.
13 The Convention on Wetlands (known as the Ramsar Convention) is an intergovernmental treaty that provides the framework for the conservation and wise use of wetlands and their resources.
14 The International Union for Conservation of Nature (IUCN) (iucn.org) classifies protected areas according to their environmental management objectives: Category I: Nature Reserve and Wilderness Areas, Category II: National Park, Category III: Natural Monument or Feature, Category IV: Habitat/Species Management Area.
Annual report 2024    55

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Extraction and sale of native tropical wood species not certified by the Forest Stewardship Council (FSC).
•Palm oil processors that are not members of the Roundtable on Sustainable Palm Oil (RSPO).
•Developments in forested peatlands in 'High Risk Geographies'.15
The assessment of the client's ESCC risks in the applicable sectors16 is first completed by the financial manager before a team of analysts conducts an overall assessment. The ESCC risk and compliance departments delve deeper into cases that uncover red flags. We usually conduct this extended due diligence exercise with the client to deepen our understanding of the risk profile and determine the existence (or not) of corrective or remediation measures.
As our global ESCC risk management policy dictates, we consider environmental, social and climate change risks and also conduct annual reviews of our customers and pay particular attention to potential deforestation risk with agribusiness customers in the Amazon biome.

For more details on our ESCC risk management policy, see section 3.2.3 'Environmental, social and climate change risk management'.

Nature-based solutions are key to carbon storage and climate resilience. Santander supports several initiatives that foster these solutions:
•Biomas, an ecosystem restoration enterprise that seeks to plant two billion native trees to reforest and protect two million hectares of degraded lands in Brazil over the next 20 years, removing 900 million tonnes of CO2e from the atmosphere.
•Santander España — through Motor Verde — will finance three new forests of over 300 hectares to absorb 82,000 tonnes of CO2e. Two of them have already been registered with the Spanish Office of Climate Change and the third is in the initial phase.
•Santander UK continues to form part of the Net Zero With Nature UK national parks initiative by helping develop a platform to secure private financing for nature-based solutions. We’re also supporting the restoration of peatlands in the Cairngorms and the improvement of water quality at Lake Windemere.
•Since 2021, Santander México — through “LikeU” — has been helping customers contribute to reforestation in collaboration with Reforestamos México, which has been operating for 19 years.

Santander and the Brazilian biomes
Santander promotes the protection and sustainable development of Brazil’s biomes, which is critical to tackling climate change and conserving biodiversity. We need economic growth, but it must be sustainable.
Brazil accounts for approximately 3% of the world’s greenhouse gas (GHG) emissions. According to Observatório do Clima the main sources of emissions are land-use change (46%), particularly deforestation, followed by the agricultural sector (25%), a sector that plays a crucial role in the national economy and is vital for global food security. A significant part of the deforestation is illegal and driven by property speculation in public lands. According to Amazon Environmental Research Institute (IPAM), 50% of the Brazilian Amazon deforestation occurs on public land, especially in undesignated public forests. These forests are easy targets for land grabbers and illegal exploitation due to poorly defined tenure rights.
In recognizing the importance of its biomes, the Brazilian government created and passed the Brazilian Forest Code in 1965 and revised it in 2012. It is one of the world’s strictest environmental laws, establishing the necessary protection percentage for each of the country's biomes.
As strict as the Code is, the main challenge lies in its implementation. A lack of effective adherence and enforcement has led to illegal deforestation and environmental degradation over the years.
Addressing GHG emissions and biodiversity protection in Brazil requires a multilateral approach that includes strengthening the implementation of environmental laws, continuously promoting sustainable agricultural practices, and improving monitoring and transparency.
15 High risk geographies are every country in Africa, plus Argentina (Chaco, Formosa, Santiago del Estero, Salta and Tucumán only), Bolivia, Brazil (the Legal Amazon and the north east of the country only), Cambodia, China, Colombia, Ecuador, Estonia, Guatemala, Honduras, India, Indonesia, Laos, Latvia, Lithuania, Madagascar, Malaysia, Myanmar, Nicaragua, Panama, Papua New Guinea, Paraguay, Peru, Russia, the Solomon Islands, Thailand, Vietnam and any customer declared 'unknown'. This list will be subject to review based on the expansion of agribusiness to new geographies.
16 Sectors covered by the ESCC Risk management policy and additional tactical sectors included in the CIB Procedure, as well as other material businesses and sectors depending on the geography and local legal requirements.
Annual report 2024    56

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

According to the 2022 MapBiomas report, a significant portion of Brazil’s deforestation is illegal. Illegal activity has a major environmental impact and undermines efforts to control emissions. The MapBiomas platform uses pixel-by-pixel classification of Landsat images processed through machine learning algorithms in Google Earth Engine. Despite its limitations, such as the inability to identify areas with deforestation permits issued by state-level governments, it is a highly effective tool for monitoring deforestation.

We’ve been working with our customers to promote sustainable development in Brazil for years. In 2002, Santander became the first private-sector bank in Brazil to run credit analysis on environmental and social risk. In 2016, we were the first bank to formally incorporate a sustainability score into our corporate customers’ credit rating.
Risk management
Environmental and social reviews of companies
Santander Brasil conducts annual reviews by analysing the socio-environmental practices of wholesale companies and main customers of SMEs with credit limits or risk exceeding BRL 7 million and that belong to one of the 14 priority social, environmental and climate sectors (including all TCFD sectors, depending on their level of risk). In the past decade, we have analysed approximately 2,000 corporate and retail customers on a yearly basis to determine whether they comply with the law and follow best practice. This procedure begins with a standardized public questionnaire that we send to customers. A team of ESCC risk specialists reviews the returned questionnaire by cross-referencing it against government permits, fines, embargoes, lawsuits, contaminated land reports, press reports and other public information.
The analysis may require additional questions. Upon completion of the analysis, the ESCC risk specialist compiles a report with a score of 1 to 5 that covers environmental, social and climate factors separately, including such aspects as water stress, climate resilience, contaminated land, human rights, environmental sanctions and supplier control. We have further procedures for customers in mining, sugar and beef production.
Farmers and ranchers
A significant portion of illegally deforested lands does not have a clear owner or is government-owned property. For this reason, Santander verifies the land ownership or lease before financing farmers and ranchers.
As part of the credit approval process, we work with a satellite-imaging firm to monitor the properties that we finance or take as collateral throughout the entire loan term. We receive daily information on government embargoes against production on illegally deforested land; modern slavery; and incursions into government protected indigenous land, parks and conservation areas. We monitor approximately 19,000 properties for deforestation alerts.
If we identify any issues, we request an explanation from the customer. If we uncover a material breach of environmental laws and regulations, our standard contracts allow us to demand the early repayment of loans.
Santander also uses Internet-based satellite-imaging tools Global Forest Watch and MapBiomas to track the detailed loss of tree cover on customers’ farms and ranches over time.
Collaborating with initiatives to stop deforestation
Febraban Protocol for livestock in the Amazon
Santander actively collaborates with customers, governments, regulators and NGOs to tackle illegal deforestation. Santander Brasil is a member of Febraban’s committee on forestry and agribusiness.
We have been seeking commitments from beef processing customers in the Amazon since 2020. In 2021, Santander Brasil began engaging with more than a dozen of these customers to tackle illegal deforestation linked to their supply chain by 2025. Santander Brasil, along with other banks, shared lessons learnt with Febraban, which lead to the creation of the sectorial protocol - SARB 026/2023 - in March 2023, which sets the standards for managing the risk of illegal deforestation in the bovine meat chain. The protocol defined guidelines to be adopted by its signatories.
By signing the protocol, Santander has aligned its objective with that of the Brazilian financial industry, and has been engaging with its meatpacking customers. This requires beef processing customers with slaughterhouses in the Brazilian Legal Amazon region to end illegal deforestation by December 2025, both from direct suppliers of cattle and Tier 1 indirect suppliers, and demonstrate progress against. They also must meet mid-term milestones.
Signatory banks must monitor the implementation of actions by the deadlines stipulated by the regulation, reviewing customers' public reports on the dates established by the protocol and taking measures based on the content published by beef processing customers.
Since the objective was established, Santander has actively engaged with all beef processing customers affected by the protocol, leveraging our technical expertise to assist in developing their traceability plans and reports. We monitored their progress reports throughout 2024, and by the December 2023 deadline 100% of eligible customers had been verified for protocol compliance. For those who did not initially present the required plans, credit limits were temporarily suspended and reinstated
Annual report 2024    57

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

only upon compliance. We will continue to act accordingly and monitor compliance with the milestones set by the Febraban protocol, checking adherence to the implementation timeline.
RTRS and MBPS
Santander Brasil takes part in two other external initiatives that propose solutions to stop deforestation; it was a co-founder of the Roundtable on Responsible Soy (RTRS), and chaired it from 2006 to 2009. The bank also co-founded the Brazilian Roundtable on Sustainable Livestock (MBPS, in Portuguese).
IFACC
We were the first bank to join Innovative Finance for the Amazon, Cerrado and Chaco (IFACC), an initiative coordinated by Nature Conservancy, the Tropical Forest Alliance and UNEP FI (a United Nations environmental programme that focuses on sustainable financing). The aim is to accelerate sustainable production finance through the structuring of mechanisms such as loans to rural producers, land investment funds, and corporate debt and capital market instruments.
Nature-Based Solutions Investment Collaborative
In 2024, we were the first bank to join the NBS Investment Collaborative, a platform with 10 members and 11 partners, led by Capital for Climate, focused on mobilizing BRL 5 bn for nature-based solutions in Brazil by 2025.
Amazon Finance Network
To protect the most important and diverse biome, in late 2023 we joined the Amazon Finance Network, an alliance launched during COP 28 that aims to generate sustainable impact throughout the Amazon region. It brings together 52 financial institutions with the aim of increasing investment flows, mobilizing capital, promoting financial inclusion, sharing knowledge on innovative financial solutions, and generating synergy with the public sector.
Social impact
We understand that supporting the socioeconomic development of the Amazon and other biomes and their residents is fundamental for their preservation and for the development of the country. Helping local people maintain their livelihoods is key to preserving this ecosystem. We want communities and entrepreneurs to develop further and count on our support as they do.
We joined forces with other banks and entities to help launch Jornada Amazônia, a platform that Fundação Certi runs. Its aim is to stimulate the Amazon’s innovation and entrepreneurship ecosystem, with a focus on bioeconomy solutions for forest conservation. The platform’s core objectives include training 3,000 talented people and creating 200 startups by the end of 2025.
Jornada Amazônia continues to progress and gain the support of other partners, including the Inter American Development Bank (IDB) and Instituto Itaúsa (the ESG arm of the Itausa holding company). Progress so far includes:
•2,134 people given entrepreneurship training (71.1% of the target for 2025), 55% of which were women;
•71 startups created and structured (35.5% of the target for 2025), with a cycle to create more startups under way; and
•22 startups classified and ramped up (22% of the target for 2025), with a new acceleration cycle under way with 45 entrepreneurs.
We gathered 15 Santander executives to act as mentors in the Synergy programme to help entrepreneurs in such areas as people management, legal issues, investor access, network building and strategic vision and direction of the company.

For more details on Santander and the Brazilian Amazon, visit our corporate website santander.com.
Annual report 2024    58

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.4 Aiming to align our activity with the Paris Agreement Goals
In this section we cover how Santander manages the following IRO:

I-	Adverse impact on climate and the environment due to the bank’s financing of, or investment in, certain non-sustainable assets and activities.

We continue working towards our ambition of net zero carbon emissions by 2050 by progressively setting specific actions to support our customers in their climate objectives and to align those climate sectors identified as most material regarding lending, which is our most material financial activity.
Regarding our own operations, we disclose our direct and indirect emissions (scopes 1, 2 and 3) data as well as other climate-relevant metrics such as energy consumption. We report on our targets for renewable electricity17 and the compensation of our scope 1 and scope 2 emissions. Since 2021, we have also been disclosing financed scope 3 emissions (category 15) related to our alignment objectives.
We announced our ambition to work to achieve net zero carbon emissions by 2050 in February 2021.
We are constantly reviewing our strategy and targets to incorporate the latest science insights and changes in local regulation.
We use internal methodologies that take input and recommendations from the NZBA (Net Zero Banking Alliance) guidelines, the PCAF standard, Glasgow Financial Alliance for Net Zero (GFANZ) publications, the Science Based Targets initiative (SBTi) and other references. We also use external data and models from third parties with recognized market reputation and expertise. We rely on financial and non-financial information from our customers.
Though the non-financial information required is becoming more available as more companies begin to report GHG emissions, it still falls short in certain sectors and regions. And, where available, it might not be the most suitable or accurate. In many cases, data is only available with a significant time lag. If no emissions data exist, we estimate them based on a proxy (average emissions by industry, country, etc.). Once we obtain our customers' total emissions, we apply our attribution factor in line with the PCAF approach to determine Santander’s financed emissions.
2.4.1 Alignment targets
As part of our climate ambition, we prioritize the high-emitting sectors (which also bear high and very high transition risk according to our climate materiality) to which we have material exposure and must support the transition to a low-carbon economy.
In 2021 and 2022 we set targets for the wholesale segment in the power generation, thermal coal, oil & gas, aviation, and steel portfolios. In 2023, we focused on the automotive sector from two perspectives: auto manufacturing (wholesale segment) and auto lending (consumer loans for the purchase of passenger cars in Europe).
Within the sectorial climate approach described above, cement, shipping and aluminium are deemed not material given their low level of exposure. Agriculture, mortgages and commercial real estate (CRE) are considered material in the retail segment.
We are monitoring the materiality of the capital markets emissions (facilitated emissions) for the bank, and for the moment we consider them not material.
The climate performance dynamics of all these sectors are heavily dependent on their regulatory and policy framework, technology changes and customers behaviours. For example, the International Energy Agency (IEA) estimates that one third of the reductions needed to meet the Paris objectives need to come from technologies that are currently at the demonstration or prototype phase.
In sectors where corporate clients are making progress, we have set targets while acknowledging these external dependencies.
For the sectors that are heavily dependent on further regulation to align, and where most of the customers are retail, we are monitoring their alignment; but we will refrain from setting targets until the regulatory and policy framework is clear, consistent and supportive of consumer behaviour changes.
We have been sharing our understanding and experience of these policy gaps with authorities and other sectors, and plan to keep doing so. Given our footprint, we see markedly different regulatory frameworks in the regions where we operate.
Governments' approach to the transition should reflect several, simple points. First, economic growth is essential to finance the transition - and to ensure it is affordable and fair in both developed and developing economies. Policies to support the transition should, therefore, not undermine growth, nor the provision of reliable and affordable energy. Next, we believe the transition is a journey – not a moment in time – for companies, sectors and countries and that governments' policies or regulations to affect sudden change are therefore likely to undermine growth and decrease investor confidence. Third, a “one size fits all approach” to the transition ignores the economic, social and political reality facing different sectors in different regions and we need a more pragmatic, flexible approach to support green growth. Finally, the financial sector should be considered as an enabler of the transition, but not as the solution.
We believe governments' policies for the transition should reflect this by establishing clear policy pathways for critical sectors to achieve a low-carbon economy, with measures and incentives to support businesses' transition. Frameworks should be transparent and provide certainty for each sector. Today, according to IEA, there is still a large gap between the Stated Policies Scenario18 projections and Net Zero Emissions by 2050 Scenario. This gap also exists in Santander's core markets.
17 For 2025, in countries where we can verify electricity from renewable sources at Banco Santander properties. Target considers the 10 core markets in which we operate.
18 The Stated Policies Scenario (STEPS) is designed to provide a sense of the prevailing direction of energy system progression, based on a detailed review of the current policy landscape.
Annual report 2024    59

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Our efforts to pursue our transition targets also involve engaging with public bodies whose policy decisions and actions are critical if companies - including banks like Santander - are to make progress towards net zero carbon by 2050. If policies (or the lack of them) remain as they are today, a significant gap will persist between net zero scenario pathways and what will actually happen.
We also monitor technological, economic and geopolitical factors that bear on transition, from energy security to variability in approaches in different markets, including those in which we operate.
Our aim is to help our customers transition and contribute to their alignment, while understanding the constraints and limitations they may face in different jurisdictions and the gaps that make setting targets in certain sectors unfeasible. Weighting the E, the S and the G appropriately across our strategy is key to avoid undermining other ESG goals, while we pursue tackling climate change. The transition must be just and orderly.
Emissions accounting and science-based alignment target methodologies are still relatively new areas that are improving quickly to meet climate ambitions. More methodologies need to be developed so that all financial institutions have the right tools to effect positive change in the economy.
We set our alignment targets and monitor the most crucial part of each sector’s value chain, focusing on those that are most emissions-intensive, actionable and where progress can be measured as well as considering the availability of quality data and market practices.

Alignment targets
Sector	Scenario	Metric	Baseline	2020	2021	2022	2023	2030 targets	Scope of emissions	Value chain in scope
Power generation	IEA Net Zero 2050	tCO2e/MWh	0.21 (2019 baseline year)	0.17	0.19	0.16	0.15	0.11 (-46%)	1	Upstream / Generation	}	Midstream / Distribution	}	Downstream / End product	}
Oil & gas		mtCO2e	23.84 (2019 baseline year)	22.58	27.43	20.94	20.27	16.98 (-29%)	1 + 2 + 3A	Integrated / Diversified					}
										Upstream / Extraction	}	Midstream / Distribution	}	Downstream / Trading	}
Aviation		gCO2e/RPK	92.47 (2019 baseline year)	93.05	97.21	81.09	82.99	61.71 (-33%)	1 + 2	Upstream / Suppliers	}	Midstream / Manufacturing	}	Downstream / Airliners	}
Steel		tCO2e/tS	1.58 (2019 baseline year)	1.40	1.36	1.24	1.38	1.07 (-32%)	1 + 2	Upstream / Materials extraction	}	Manufacturing	}	Downstream / End product	}
Auto manufacturing		gCO2/vkm	149 (2020 baseline year)	149	138	133	134	103 (-31%)B	3A	Upstream / Suppliers-Materials }	Midstream / Manufacturing	}	Midstream / Dealers	}
Auto lending Europe C		gCO2e/vkm	137 (2022 baseline year)	N/A	N/A	137	133	75-89 (-35-45%)	1 + 2					Downstream / End-users	}
Thermal coal	Phase-out targets to eliminate exposure by 2030 to power generation customers with a revenue dependency on coal of over 10% and thermal coal mining.
Details on targets' scope are available in the following pages.

Monitoring of other portfolios
Sector	Absolute emissions (2023)	Scope of emissions	Value chain in scope
Commercial Real Estate	0.19 mtCO2e D	1 + 2	Upstream / Suppliers	}	Midstream / Construction	}	Downstream / Owners	}
Mortgages	1.93 mtCO2e E	1 + 2	Upstream / Suppliers	}	Midstream / Construction	}	Downstream / Homeowners	}
Agriculture	9.83 mtCO2e F	1 + 2	Upstream / Suppliers	}	Midstream / On Farm	}	Downstream / End product	}
Details on our progress on alignment available in the following pages.

Part of the sector value chain in-scope, due emissions materiality and/or actionability	Part of the sector value chain out of scope
A. Use of sold products.
B. Target reduction is -25% vs. 2021 reference.
C. Consumer lending for acquisition of passenger cars, covering a significant majority of the exposure in Europe.
D. Financed emissions of the UK and Spain CRE portfolios.
E. Financed emissions of the UK and Spain mortgage portfolios.
F. Financed emissions of part of the Brazil agriculture portfolio.

For more details on our alignment targets, see note SN 4. 'Our transition plan'.
Annual report 2024    60

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

CIB implementation strategy
As part of supporting our customers in their climate objectives and to achieve our sectoral alignment targets we undertake several actions. These actions include an assessment of the transition plans of our customers, customer engagement, and dedicated portfolio steering governance. We also leverage on data collection as part of the risk analysis process; as well as conducting ESCC exclusion policy reviews. Given our actions directly relate to the activity of our customers, it is not practical to make quantitative estimates for how each action contributes to achieving each of our targets. All actions described below cover the CIB business globally.
Customer Climate Tiering
A key element of our implementation strategy is the customer climate tiering approach. The outcome of this tiering approach is an assessment of our customers’ current and expected progress to align with our climate sector objectives. In 2024 we implemented this approach for Automotive Manufacturing, in addition to existing target sectors (power, oil & gas, steel and aviation), and adapted it where necessary to account for sector differences. We review the climate tiering assessment for each sector every year to reflect our customers’ progress.
Our approach aims to facilitate the achievement of our emissions targets and to develop a strong understanding of our customers’ transition strategies towards low-carbon business models. This approach is supported by governance processes, involving various internal stakeholders, such as front office teams, risk reporting functions, and senior management to guide the potential portfolio steering actions (for more details, see the Portfolio Steering section below). It is structured around four main iterative steps: Collect, Assess, Engage and Review. We have used various internationally recognized references and the Cambridge Institute for Sustainability Leadership (CISL) 'Let's Discuss Climate' guide as inputs and adapted them to our requirements and objectives.
Collect: We collect relevant information as part of regular customer dialogue and engagement. In addition, we source specific climate related information through tailored requests that contain transition-focused elements designed to help us better understand companies’ alignment strategies. Furthermore, we also seek to source reliable and consistent information from credible third parties to complement our understanding.
This information is collected and updated both at the customer onboarding stage, and as part of the regular business and risk assessment review with each customer, which is performed at least once a year.
Assess: Our assessment consists of a two-step approach designed to categorize our customers according to their emissions pathway and perceived quality of their transition strategy.
The first step involves assessing how our customers’ emissions trajectory aligns with our current sectoral portfolio baseline and future sectoral portfolio targets. The second step assesses the quality of each customer’s transition plan. Our transition plan assessment methodology focuses on four pillars:
1.Targets: it focuses on the quality and ambition of the customer’s quantitative GHG emissions targets. Where possible, we assess short- and long-term, as well as absolute and intensity reduction targets.
2.Action plan: it considers the credibility of the customer’s alignment strategy. We assess the business strategy integration of climate change risks and opportunities; the existence of climate scenario planning; as well as time-bound action plans to achieve alignment targets.
3.Disclosure: it focuses on the transparency of reporting on historical emissions performance across all relevant scopes, the level of assurance, as well as the degree of reporting alignment with the TCFD. Where possible, it also includes assessing whether or not previous GHG emission targets were achieved.
4.Governance: it considers the level of management oversight and governance of the customer’s transition strategy. We assess the level of seniority of executives accountable for climate strategy, board committee oversight of climate change issues, and whether executive remuneration is linked to climate change performance.
We draw on established transition plan assessment methodologies, such as the Transition Pathway Initiative (TPI), CDP, ACT (Assessing Low Carbon Transition), TCFD, as well as other related initiatives including the UK’s Transition Plan Taskforce (TPT).
Our transition plan assessment methodology includes higher weightings for assessment criteria deemed to be critical to credible transition plans, compared to lower weightings for those that are considered supporting criteria. The more highly weighted criteria are designed to prioritize focus areas for customer engagement.
Ultimately, our customer climate tiering system leads to four categories (Leader, Strong, Moderate and Weak).
Annual report 2024    61

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Two-step tiering system

GHG emissions profile alignment	•Current GHG emissions profile •Future targeted GHG emissions trajectory •Assessment of alignment with Santander’s pathway
↓
Transition plan quality assessment	•Internal methodology to assess perceived quality of transition plans •Developed using established transition plan assessment methodologies

Transition Pillar	Overview

1. Targets	Quality and ambition of quantitative targets to reduce GHG emissions

2. Action plan	Depth of alignment strategy to achieve GHG emissions reduction targets

3. Disclosure	Transparency on GHG emissions reporting across relevant scopes

4. Governance	Management oversight and governance of transition strategy

Tier Categories		Description

Tier 1	Leader	•Emissions profile fully aligned with Santander’s pathway •Strong transition plan

Tier 2	Strong	•Emissions profile fully aligned with Santander’s pathway but improvement needed in transition plan; or •Strong transition plan but emissions profile partially aligned with Santander’s pathway

Tier 3	Moderate	•Emissions profile partially aligned with Santander’s pathway, but improvement needed in transition plan; or •Emissions profile not aligned with Santander’s pathway, but strong transition plan

Tier 4	Weak	•Emissions profile not aligned with Santander’s pathway •Weak transition plan
Internally organized training sessions were delivered to sector-specific relationship managers and Environmental Social Climate Change Risk (ESCC) analysts. These focused on gathering information to complete the transition plan quality assessment (the second step in our customer climate tiering system). These sessions were delivered by senior experts from our ESCC, Portfolio Alignment and Sustainability Solutions teams.
Expert resources from our global Sustainability Solutions team are made available for further education and advice on customers' transition plans assessment.
Engage with customers: Our customer climate tiering system seeks to facilitate tailored transition dialogue to help lower-tiered customers move up to higher tiers over time.
In 2024, we focused our customer engagement efforts on oil & gas as well as lower-tiered customers in other sectors. We developed internal transition assessment dashboards for relationship managers, designed to aid the identification of customer-level priority areas, industry benchmarking, and opportunities to support our customers in financing their transition. Of the customers that are in scope of our targets, approximately three quarters included sustainability-related discussions in 2024.
In addition, on a wider scope of climate-related topics, we are engaging with various public and private organizations (for more details, see section 1.2 ‘Stakeholder engagement’).
Review: The customer transition plan assessment is performed by relationship managers, in cooperation with ESCC risk analysts, followed by portfolio level reviews by Sustainability Solutions and Portfolio Alignment teams to determine final tierings. The portfolio level review is important to help identify key trends and challenges in each sector, as well as for future transition plan assessment methodology improvements.
Initial assessments were completed for both steps for all sectors where targets have been set. Subsequently, transition plan quality assessments were reviewed and enhanced, drawing on updated reference methodologies and sector-specific research. This led to improved guidance, more focused set of questions and the inclusion of additional sector- specific questions for assessing transition plan quality.
The figure below shows the breakdown of our climate tiering system output for all entities in scope of our original sector targets, by sum of drawn exposures as of the end of 2024. See 'Sector Considerations' section for further details on each sector’s portfolio composition and evolution.
Climate tiering aggregated for the sectors for which we had set targetsA
A.Based on 2024 year-end drawn exposure, according to portfolio alignment methodology, and including project finance, both in operation and under construction.

Of our corporate customers with drawn exposure where transition plan assessments were conducted in 2024, approximately:
•two-thirds have set quantitative emissions reduction targets on sector-material GHG scopes between 2030 and 2039;
•one-third have set, or committed to set, science-based targets (SBTi), if available for the sector;
•over two-thirds have a time-bound action plan to align their business, with almost half providing details of the expected proportional impact of different alignment levers, according to our assessment;

•over half provide details or commitments for CAPEX alignment with future low-carbon solutions;
Annual report 2024    62

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•over two thirds undertake some form of climate scenario planning; and
•over half have senior management remuneration linked to progress towards achieving their GHG emissions reduction targets.
Portfolio steering
CIB’s portfolio steering governance is designed to identify actions to support our customers’ transition and manage our portfolio to achieve our climate targets. A quarterly portfolio steering meeting operates at the core of our governance. Its scope includes monitoring progress towards the achievement of our portfolio targets. All relevant CIB functions are represented at this meeting. In addition, a monthly portfolio alignment meeting provides technical support by reviewing methodologies and monthly critical KPI performance.
Our risk appetite and lending policies are important tools for monitoring and steering the portfolio towards our financed emissions targets. Our customer climate tiering assessment informs our risk appetite for each sector where targets have been set, e.g., new lending business with lower tier customers might be limited when the sector deviates from the 2030 target.
In addition, Santander’s Environmental, Social and Climate Change (ESCC) Risk Management Policy sets out the criteria for providing financial products to customers involved in several of the sectors within the scope of our financed emissions targets (i.e., power, oil & gas, metals & mining and soft commodities). For all sectors with alignment targets, customer climate tiering and engagement considerations are being incorporated into annual credit risk reviews. For one-off transactions (e.g., project finance transactions), we assess a transaction’s impact on the relevant sector’s portfolio financed emissions targets.

Contributing to integrity in transition finance

We continue to contribute to furthering knowledge of transition finance as a key enabler towards net zero. As part of our long-standing support for education, employability and entrepreneurship, we are collaborating with the University of Oxford to fund the development of a Transition Finance Centre of Excellence. This centre aims to play a prominent role in defining aspects of transition finance, such as best practice sectoral transition plans and new tools and insight for practitioners.
Initial research has focused on developing a deeper understanding of assessing companies’ transition plans in emission-intensive sectors. Follow up work has explored external dependencies in corporate transition plans and assessing transition plans with more granular asset-based approaches. Research has also included corporate net zero transition plan implications for loan pricing, the development of tools to assess sustainability-linked bond pricing (given the dynamic nature of sustainability performance indicators), and other topics.
For more details about this collaboration and published research, visit smithschool.ox.ac.uk.

Sectorial considerations
Power generation
Sector boundaries: For the power generation sector, we assess the upstream/generation business in the value chain. Our portfolio includes both corporate customers and project finance transactions.
Industry dynamics: The industry is reducing carbon intensity by building renewable power plants, switching off coal power plants and using combined cycle power plants as transition technology. Some countries also invest in nuclear power as a low-carbon electricity source. The IEA estimates that to meet the Paris objectives, investment in clean energy will need to almost triple from current levels to around 4.5 trillion USD a year by the early 2030s.
Portfolio composition: The exposure to project finance (both in operation and under construction) outweighs the exposure to corporate customers. Within the corporate portfolio, around 80% of the portfolio is classified as tier 1 and 2 customers, typically leading power companies with existing or strong objectives to renewables. We observe clear regional differences in the climate tiering (with Europe being the leader), while many emerging market entities are still developing and disclosing their transition plans.
Power Generation portfolio distributionA
A. Based on September 2024 drawn exposure, according to portfolio alignment methodology, and including corporates and project finance, both in operation and under construction.

Portfolio evolution: Since 2022, we observe a downward trend in the physical emission intensity of our portfolio, going from 0.19 tCO2e/MWh in 2021 to 0.16 in 2022 and 0.15 in 2023. One of the main drivers is an overall improvement in the average emissions intensities of our corporate portfolio customers during this period. Supporting our clients in their alignment journey implies investing in both renewable technologies and transition technologies, which may still lead to temporary increases in physical emission intensity in the future.

Annual report 2024    63

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Sector	Year	Exposure (drawn amount EUR bn)A	Absolute emissions (MtCO2e)	Physical emissions intensity (MtCO2e/MWh)	Financial emissions intensity (MtCO2e/ EUR bn lent)	PCAF score	2030 target
Power generation	2019	10.66	5.41	0.21	0.51	2.7	0.11 tCO2e/ MWh
	2020	10.31	4.59	0.17	0.45	2.5
	2021	10.23	4.24	0.19	0.41	2.8
	2022	11.88	3.82	0.16	0.32	3.0
	2023	10.75	3.14	0.15	0.29	3.2
A. It includes Corporates and Project Finance in operation.

Oil & gas
Sector boundaries: For the oil & gas sector, we assess upstream companies, as well as integrated companies undertaking their own upstream production in oil and gas.
Industry dynamics: Oil & gas companies can reduce their emissions by reducing operational emissions (e.g. by reducing flaring and leakages), by shifting their production to less GHG intensive fuels (e.g., from oil to gas), by investing into CCUS (Carbon Capture, Utilisation and Storage) or by diversifying from fossil-fuel combustion related business (e.g., into renewable energy).
2024 saw a number of elections held in major economies. It remains to be seen how the outcome of these elections will affect energy supply and demand. As ever, energy security remains a critical theme for the sector.
Portfolio composition: To differentiate between oil & gas entities on a sector specific basis, we apply a physical emissions intensity comparison and a 2050-time horizon for our climate tiering analysis in this sector only.
Portfolio evolution: The absolute financed emissions of our portfolio decreased significantly in the years 2022 and 2023, going from 27.43 MtCO2e in 2021 to 20.94 and 20.27 in 2022 and 2023 respectively. This was primarily led by the decrease in the exposure to some low-tiered carbon-intensive clients.

Sector	Year	Exposure (drawn amount EUR bn)	Absolute emissions (MtCO2e)	Physical emissions intensity (tCO2e/TJ)	Financial emissions intensity (MtCO2e/ EUR bn lent)	PCAF score	2030 target
Oil & gas	2019	7.68	23.84	73.80	3.10	3.4	16.98 mtCO2e
	2020	6.67	22.58	73.60	3.38	3.6
	2021	8.25	27.43	74.36	3.33	3.9
	2022	6.89	20.94	73.28	3.04	3.0
	2023	6.82	20.27	72.97	2.97	3.0
Note on data quality: To improve the quality of timely available data, the data source for this sector has been replaced by Wood Mackenzie for figures from 2022 onwards, allowing us to analyse upstream companies and their assets in a more granular way and avoid uncertainties related to public company disclosures. Our methodology has been updated to incorporate this refinement19.
19 Scope 1 and 2 are directly retrieved from Wood Mackenzie. Scope 3 is calculated based on Wood Mackenzie production data and combustion emission factors.
Annual report 2024    64

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Our role in supporting the energy transition

The world needs to ramp up renewable energy capacity to align the economy. For the global energy sector to align, all energy-intensive sectors and activities must be transformed. Our role is to support our customers’ transition and, as one of the world’s top lenders in renewable energy, we’re increasing the volume of green finance to support this transformation.

Fossil fuels continue to meet the vast majority of global energy demand. Energy security remains key for an orderly transition. As a bank, we believe our role is to work with clients to support and encourage their transition.

Aviation
Sector boundaries: For the aviation sector, we focus on commercial passenger airlines which include both general purpose lending and aircraft-specific financing. CIB refined the methodology for the latter for 2022 and 2023, as a result of the availability of a new specialized data source that allows the calculation of emissions at the asset level.
Industry dynamics: The IEA's updated Net-Zero by 2050 Scenario lowers expectation on emissions reductions in the sector due to the current trends for sustainable aviation fuel (SAF) – high costs and availability issues - as well the slow adoption of efficiency measures such as fleet renewal or use of lighter materials, raising concerns over whether the sector can reach its current 2030 targets.
Portfolio composition: The exposure to this sector reduced significantly from its peak in 2020 until 2023, driven in particular by repayments from better climate tiered customers. Current exposure is significantly below the initial level at the time of target setting, and is very much concentrated in a small number of customers and long-term asset financing.
Portfolio evolution: Emissions intensity decreased from 97.21 grCO2/RPK in 2021 to 81.09 in 2022 due to COVID-19 recovery and increased to 82.99 in 2023 driven by changes in the portfolio composition (repayments from less carbon-intensive clients). The emission intensities of individual airlines continue to decline as airlines improve their efficiency, in addition to a normalization effect post-COVID in 2022. It is worth noting that absolute financed emissions have reduced by almost 70% since the baseline year 2019.

Sector	Year	Exposure (drawn amount EUR bn)	Absolute emissions (MtCO2e)	Physical emissions intensity (gCO2e/RPK)	Financial emissions intensity (MtCO2e/ EUR bn lent)	PCAF score	2030 target
Aviation	2019	1.55	1.81	92.47	1.17	3.3	61.71 gCO2e/RPK
	2020	2.44	1.08	93.05	0.44	3.7
	2021	2.02	0.84	97.21	0.42	3.2
	2022	1.65	1.35	81.09	0.82	3.0
	2023	0.70	0.58	82.99	0.83	3.0

Steel
Sector boundaries: For the steel sector, our analysis covers companies that attribute over 10% of their revenue to steel production.
Industry dynamics: The main alignment levers for the steel industry are: shifting to low-carbon energy sources, -e.g. renewable energy or hydrogen-, technological improvements, – e.g. electric-arc-furnaces (EAF), carbon capture, - and material efficiency and recycling. The latest report by Global Energy Monitor
(GEM) shows that 43% of planned steelmaking capacity is now based on electric arc furnace (EAF) technology, while 57% would use coal-based blast furnace-basic oxygen furnaces (BF-BOF). According to IEA, the direct CO2 intensity of crude steel production has decreased slightly in the past few years. However, efforts will likely still need to be accelerated to align with Net Zero Emissions by 2050 scenarios.
Annual report 2024    65

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Portfolio composition: Availability of reliable data has improved since our last report, although there are still gaps in certain regions. We employ a conservative approach by assigning all customers with insufficient data to the lowest climate tier. This is a small and concentrated portfolio, where small changes in composition have a noticeable impact on the overall emission intensity.
Portfolio evolution: The reduction in emission intensity from 1.36 to 1.24 tCO2e/tS from 2021 to 2022 was mainly due to the increase in exposure to less carbon-intensive customers. In 2023, this effect reversed which is the main driver for the increase to 1.38 tCO2e/tS. However, we also observed that some clients increased their individual emission intensity.

Sector	Year	Exposure (drawn amount EUR bn)	Absolute emissions (MtCO2e)	Physical emissions intensity (tCO2e/tS)	Financial emissions intensity (MtCO2e/ EUR bn lent)	PCAF score	2030 target
Steel	2019	1.51	2.62	1.58	1.74	3.0	1.07 tCO2e/tS
	2020	1.31	2.14	1.40	1.63	3.1
	2021	1.42	1.90	1.36	1.33	3.1
	2022	1.96	1.88	1.24	0.96	3.1
	2023	2.04	1.84	1.38	0.90	3.3

Automotive sector
The automotive sector is one of the key sectors to tackle in the transition to a low-carbon economy.
According to the IEA, road transport accounts for over 15% of global energy-related emissions. The switch from internal-combustion engines (ICE) to electric vehicles (EV) and plug-in hybrid electric vehicles (PHEV) is the most important alignment lever for this sector.
We are supporting our auto-manufacturer customers in the adaptation of their business models and product offering towards EVs and PHEVs. As a leading auto end-user lender in Europe, we are also helping our retail customers finance purchases of an increasing number of EVs and PHEVs.
We aim to align our global auto manufacturing and European auto lending loan portfolios, with a 2030 target and a 2030 target-range, respectively. Our approach is heavily dependent on supportive public policy frameworks that stimulate consumer demand.
Auto manufacturing
Sector boundaries: Within the automotive sector, CIB focusses on the manufacturing of passenger cars, i.e. on Original Equipment Manufacturers (OEMs). The target metric is scope 3 GHG emissions from OEMs, measured by the average CO2 intensity per vkm of the fleet sold in the given year.
Industry dynamics: The switch from ICE to EV and PHEV is the most important alignment lever for this sector. The uptake of these technologies depends on multiple external factors.
Portfolio composition: The exposure remains stable at EUR bn 4.02. There are no significant changes in the portfolio composition in 2022 and 2023 compared to 2021. Aside from pure EV manufacturers, the carbon intensities of the OEMs’ fleets are within a relatively narrow band compared to other industries.
Portfolio evolution: The emission intensity improved from 138 gCO2e/vkm in 2021 to 133 in 2022, mainly due to an overall average reduction in the emissions intensity of our customers during this period. This reduction continued in 2023, although the emissions intensity increased slightly to 134 gCO2e/vkm due to minor portfolio exposure changes.

Sector	Year	Exposure (drawn amount EUR bn)	Absolute emissions (MtCO2e)	Physical emissions intensity (gCO2/vkm)	Financial emissions intensity (MtCO2e/ EUR bn lent)	PCAF score	2030 target
Auto manufacturing	2020	4.45	3.49	149	0.79	3.1	103 gCO2/vkm
	2021	3.90	2.67	138	0.68	3.0
	2022	3.95	2.74	133	0.70	3.0
	2023	4.02	2.74	134	0.68	3.0
Auto lending Europe	2022	55.27	5.84	137	0.11	3.2	75-89 gCO2e/vkm
	2023	62.40	6.78	133	0.11	2.7
The data source for auto manufacturing has been replaced by JATO Dynamic for figures from 2022 onwards, allowing us to provide more accurate and timely data points. Accordingly, the methodology has been updated to incorporate this refinement.
Auto lending in Europe
Industry dynamics: The alignment of this sector in Europe is driven by regulation and is especially affected by a law that prohibits the sale of internal combustion engine vehicles from 2035.
Nonetheless, the rate of alignment will rely on external factors such as government action (e.g. subsidies for electric or low-
Annual report 2024    66

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

emissions vehicles), the development of charging infrastructure and manufacturers’ business objectives.
Portfolio evolution: 2023 emissions were 2% below the lower end of the target curve. Once we finish automating calculations, we will monitor all emissions-related metrics (total emissions, emission intensity, auto lending portfolio exposure, PCAF score, etc.) monthly.
To support the alignment of the auto lending portfolio SCF plans to:
•Enter into new agreements and build on existing agreements with electric vehicle manufacturers.
•Renew and build on existing agreements with traditional manufacturers that have ambitious electric vehicle transition targets.
•Offer additional bundles of financial products and solutions for electric vehicles (e.g. installation and financing of home chargers, solar panels, etc.).
•Implement new risk management methodologies for electric vehicles — residual value risk products to support the sale of electric vehicles under our agreements with manufacturers.
The success of these actions depends entirely on electric vehicle demand and regulation as well as manufacturers’ transition plans, not to mention such other external factors as technology, infrastructure, government incentives and tariffs on electric vehicles. SCF aims to follow general market trends and help finance electric vehicles according to the transition to this vehicle type.
SCF is working on automating the emissions calculations. The Responsible banking, Business, ESG risk and other teams are monitoring action plans and emissions performance, while commercial teams are performing actions to support alignment plans. Estimating the present and future resources needed to carry out our action plan is no easy task given the organizational complexity and scope of targets (13 countries, 16 units and many areas involved).

Progress on both automotive sector portfolio targets will depend on several external factors such as:

•Regulation and policy: Effective government measures and policies are needed to reach the EV sales and alignment levels that the net zero scenario requires. European countries will need to meet the timelines set to end sales of new ICEs. The introduction of low emissions zones would support this change. Further adoption of subsidies on EV purchases will be key to drive up penetration, as we have seen in the Nordic countries.
•Technology: A guaranteed supply of the required materials to produce EVs and PHEVs at scale is needed to match demand. Also, reducing EV and PHEV production costs is required to ensure affordability in comparison with the less clean alternatives (ICEs), and thus ensure a just transition.

•Infrastructure: Reaching a high penetration of EVs and PHEVs will require a deep transformation of supply chains and the infrastructure that powers them (increasing the number of charging points and their performance) to shift from a model of predominantly ICE cars to an EV and PHEV majority. The investment needed for this infrastructure will require support from governments and other actors, which could be affected by conflicting interests such as energy security.
•OEMs commitments: For electric vehicles to become the market’s number one engine type, manufacturers must fulfil their commitments regarding their development and the phasing out of combustion engines.

Thermal coal phase-out
Sector boundaries: For the thermal coal target, we assess customers for whom coal fired power generation represents directly more than 10% of revenues on a consolidated basis; and customers that own thermal-coal mines worldwide.
Industry dynamics: Power utilities can reduce their usage of thermal coal power plants by replacing them with other technologies, e.g. CCGT (Combined Cycle Gas Turbine) or renewables. Thermal coal miners can either responsibly divest their mine or run down their mining activity, eventually closing the mine sustainably. According to EIA (Environmental impact assessment), record highs have been reached in 2023 as a consequence of the Covid-19 recovery, Ukraine's conflict and the continuous growth of Indian and Chinese demand. The substitution of coal by other sources of energy, such as electricity, bioenergy or natural gas is expected to accelerate in the later years of this decade.
Portfolio composition: Most of our customers in this group already have plans in place to comply with our policy in 2030.

Sector	Year	Exposure (drawn amount EUR bn)
Thermal coal-related power & mining phase out (EUR bn)	2021	7.0
	2022	5.9
	2023	4.9
	2024	4.8
Portfolio evolution: We have been continuously reducing our exposure to thermal coal customers in scope of our target. Many of our customers will need financing to transition away from coal.
Transition finance support to these entities may, therefore, temporarily increase before declining over the longer term as we aim to achieve our targets.
Annual report 2024    67

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.4.2 Monitoring of other portfolios
Further to the five existing alignment targets published in 2021, and the two new targets in the automotive sector in 2023, in 2024 we also worked on monitoring the alignment of other climate-relevant portfolios including mortgages (in the UK and Spain), commercial real estate (in the UK and Spain) and agriculture (in Brazil). The selection of sector portfolios for this exercise considered their materiality both at Group and country level within the sectorial climate approach.
The objective of these portfolio assessments is to understand the level of financed emissions in each case, identify levers to drive alignment and understand their feasibility.
The exercise comprised baseline-financed emissions calculations; expected trajectory towards 2030; internal and external alignment levers analysis (considering supply and demand, the regulatory framework and support for sector alignment); internal governance to monitor each portfolio’s alignment progress; and identification of commercial opportunities and initiatives to improve data quality to help align the customers of these portfolios. Further details on the Spain and UK mortgage, and Brazil agriculture exercises are provided below.
Agriculture
The agribusiness sector accounts for over 25% of Brazil’s GDP (Gross Domestic Product). Measuring the sector's financed emissions is challenging. Agriculture comprises a complex and extensive value chain, with varying sources, types and quantities of GHG emissions. Moreover, agriculture practices and emissions vary depending on the commodity, management techniques, geographic location, high portfolios turnover (for instance only 5% of our 2022 portfolio remained active in 2023) and other factors. Our measurement focuses on emissions from primary production activities in the agribusiness sector within Santander Brasil's retail portfolio. The emissions from primary production are unique to the agricultural sector, being under its direct management, and represent a significant portion of the GHG emissions in the agribusiness value chain. Our initial assessment covered scope 1 and 2 emissions originating from farm-gate activities and the land use change (LUC) associated with farmland. Guidelines for setting net zero targets in the agricultural sector are still under development. To overcome the lack of methodology, Santander Brasil, in collaboration with WayCarbon, estimated its financed emissions based on the project finance asset class category from the PCAF, the GHG Protocol Agriculture Guideline, and Brazil’s Fourth National Inventory.
Santander Brasil’s on-balance credit exposure to farms with primary production was EUR 3.58 bn in December 2023. We estimated financed emissions from that portfolio amount to 9.83 mtCO2e/year: c.80% estimated for land management, c.20% for LUC emissions (considering 20-year legacy), and less than 1% for energy consumption. The PCAF quality score is 3.1.
LUC emissions are mainly the result of illegal deforestation in Brazil, and, as mentioned before, a significant part of the illegal deforestation is driven by property speculation in public lands.
Santander Brazil has been implementing a robust monitoring system that uses satellite imagery to monitor and detect illegal deforestation in all financed farms and farms used as guarantees. We go above and beyond the local legal requirements and detecting illegal deforestation before the government had issued embargoes in those properties. This benchmark practice allow us to avoid being involved in financing illegal deforestation in our agriculture portfolio (see more details in ‘Santander and the Brazilian biomes’).
Our approach to support alignment leans towards a low-carbon agriculture portfolio. It includes:
•helping customers build a low-carbon agriculture future though green finance solutions and innovative financial transactions;
•engaging with the government and local and global forums to share methodologies, open the broader debate to improve data, and accelerate alignment in agriculture; and
•contributing to the Banking for Impact on Climate in Agriculture (B4ICA) initiative, led by the World Business Council for Sustainable Development (WBCSD), through the development of methodologies to guide the sector in the transition to a low-carbon economy.
Commercial real estate alignment
For the commercial real estate sector we have been progressing in our alignment analysis, starting with the most material portfolios with enough information available, the UK and Spain. We are not setting an alignment target for this sector. As already explained, it is heavily dependent on further regulation to align. We have assessed what the 2030 alignment point would be according to the latest available IEA - Net Zero scenario: 12.8 kgCO2e/m2.
Commercial real estate and mortgage in Spain
Santander España has been monitoring emissions from the residential mortgage portfolio since 2021 and for the commercial real estate (CRE) portfolio since 2022.
80% of Spain’s properties do not have an energy performance certificate (EPC). This makes harder to calculate financed emissions.
Since 2020 we have enhanced data availability by:
•Requesting an EPC as part of new loan applications.
•Purchasing databases from an external provider with all available registers in Spain.
•Estimating non-existent EPCs using an internal, machine learning model that includes such variables as year of construction, climate zone, building type and property register information.
By doing this, we obtained actual or estimate EPCs for the entire real estate portfolio.
To calculate emissions, we use the Partnership for Carbon Accounting Financials (PCAF) methodology, with the Carbon Risk Real Estate Monitor initiative (CRREM) emissions factors from the PCAF database, for each EPC.
Our residential portfolio, which amounts to EUR 60.49 bn, has an emissions intensity of 21.41 kgCO2e/m² and a PCAF score of 4.0. Our CRE portfolio, with a scope of EUR 7.22 bn, has an emissions intensity of 20.02 kgCO2e/m² and a PCAF Score of 4.0.
This methodology was ratified by a specialist consultancy firm and the results audited both internally and externally.
Annual report 2024    68

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Local and global governance forums, including the Santander España board of directors, regularly monitor these results.
This enables us to gain a greater understanding of our portfolios to monitor their performance and set actions in motion to align the least energy efficient buildings.
The alignment of these portfolios stems from progress in achieving government plans such as the rollout of renewable energy in the domestic energy mix and the alignment targets set out in Spain’s National Energy and Climate Plan (PNIEC) and its long-term strategy for energy efficiency through the renovation of real estate (ERESSE). Moreover, according to the EU Energy Efficiency Directive, EPCs are being put up for review with the aim of achieving greater accuracy and consistency across Europe.
The limited availability of data and sensitivity of calculations to emissions factors, as well as the heavy dependence on external levers and the ever-changing regulatory landscape, pose a challenge when making alignment objectives for these portfolios. Moreover, we need sound public policy (especially for the residential portfolio) to support vulnerable groups and guarantee a just transition.
Santander España works to help customers align their residential and commercial assets while calling for public policy that supports this transition.
Santander promotes the energy efficiency of homes under our residential portfolio through:
•A 10 bp interest rate discount for the most efficient homes.
•Special Banking Environment Initiative (BEI) and European Investment Fund (EIF) lines of credit with additional discount for homes with the best energy efficiency.
•Consumer loans with special terms and conditions for energy-related renovation, including the installation of solar panels, heating and cooling systems, insulation and other items.
•State-backed loans for owners associations to renovate entire buildings.
•An energy efficiency simulator for customers and non-customers to estimate the work required to renovate their home, including projected heating bill savings and emissions avoided.
For our CRE portfolio, which is less granular, we perform these actions individually with customers:
•Agreement with CBRE to advise institutional and commercial customers on aligning and enhancing the energy efficiency of their buildings.
•In 2024, Santander España has joined the commercialization of the ICO MRR Verde line, with the aim of supporting the green transition with special terms and conditions and making buildings more energy efficient through renovation.
•In 2024, we created a new Business Growth team that specializes in CRE. This enables us to control new origination better and spot opportunities for energy renovation and green finance.
Commercial real estate and mortgages in UK
Santander UK adopts the Partnership for Carbon Accounting Financials (PCAF) framework to calculate financed emissions associated with the Mortgages portfolio. Financed emissions are calculated at property level using the value at origination, the outstanding loan amount as of 31 December 2023, and building emissions taken from EPC assessment and the PCAF emissions factors for the property. Where no EPC exists, in mortgages we used a postcode to infer the EPC or, where this wasn’t possible, a regression model trained with multiple known property characteristics. In commercial real estate we used proxy information from the PCAF database. This resulted in a PCAF score of 3.2 for mortgages and 4.0 for commercial real estate, with a portfolio coverage of over EUR 201.96 billion for mortgages and EUR 11.04 billion for commercial real estate. Emissions intensity for mortgages as of 31 December 2023 was 20.87 kgCO2e/m² and 25.40 kgCO2e/m² for commercial real estate.
The evolution of the financed emissions associated with our mortgages portfolio in 2023 compared to last year is mainly explained by an update of the internal methodology we use for real estate financed emissions. In line with market practice, we base our calculations on the Carbon Risk Real Estate Monitor (CRREM) emission factors, resulting in lower attributed financed emissions.
Our initial assessment of Commercial Real estate highlights the challenge of having sufficient coverage of asset level EPC data. We were heavily reliant on use of proxy data which is reflected in the overall PCAF score. We will continue to focus on improving data quality for this portfolio and will streamline the process.
We also refreshed levers analysis to understand how the change in UK government might impact on the alignment of our mortgage lending and alignment pathways. Key levers identified within this analysis include the implementation of the Future Homes Standard for new buildings and minimum energy efficiency standards for buy to let properties. Wider grid alignment also materially supports our alignment.
During 2024 we also conducted research into the barriers facing consumers and have launched several pilot propositions intended to build our understanding of the role Santander UK can play in supporting our customers. This analysis continues to be used to inform our ongoing green finance strategy and public policy engagement over the coming years. Converging towards net zero pathways by 2030 will be challenging to achieve, particularly given the dependency on external factors such as policy and demand.
Considering this analysis (and while we will continue to advocate for policy change) we have made further progress in supporting our customers to reduce their emissions. We do not focus solely on increasing our exposure to new build lending and have a range of test and learn proposition products that support homeowners with a range of EPC rating in improving energy efficiency. These propositions also build our knowledge and capability.
The test and learn propositions launched in 2024 are:
•Octopus Energy – a solar panel installation partnership for existing customers offering 500 pounds discount.
•Vibrant – an enhanced EPC and home energy efficiency advice partnership available to existing customers.
Annual report 2024    69

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Home Energy Cashback to incentivize customers to make green home improvements.
•Bidirectional partnership with Scottish Power including an unsecured product that would be available in Scottish Power’s customer journey.
•Green mortgage offering for customers with an A or B rated property who are remortgaging to benefit from a discounted rate.
•Working with Core Logic under the UK Governments Green Homes Finance Accelerator programme to provide the first national retrofit coordination advisory service in the UK.
2.4.3 Measuring and assessing other portfolios
We are expanding the scope of the portfolios measured to understand and assess the alignment dynamics of each one of these portfolios maintaining our focus on our sectorial climate approach. Although we are facing a clear lack of available data to measure financed emissions, especially in “Retail and Commercial” segments and in some regions. Some of the information needed to properly assess the level of emissions and potential alignment of our customers, is not being measured or available for our customers (examples: energy performance certificates of real estate assets in LATAM (Latin American) countries, emissions calculated and reported by Corporates and particularly by SMEs, etc…). We remain engaged to reduce these data gaps to measure financed emissions in a way that can be useful towards steering the alignment of other climate relevant portfolios and be able to try to implement alignment levers to broad scope of our financed portfolios.
2.4.4 Santander Asset Management’s (SAM) alignment strategy and approach
In March 2021, we joined the Net Zero Asset Managers (NZAM) initiative with the ambition to align the Santander Asset Management portfolio by 2050 to help limit global warming to 1.5°C.
As part of joining this initiative, SAM set a target to halve net emissions for 50% of its AuM in scope (some 27% of the total) by 2030, as well as certain engagement objectives. SAM maintains its ambition to continue aligning its activity, promote greater transparency, and strengthen cooperation between investors and issuers in the net-zero transition. We conduct internal reviews on the way we measure and disclose our progress, in parallel with the NZAM review. We plan to take a more qualitative approach to our reporting next year.
To analyse each issuer’s net zero efforts and progress, we classified assets according to the Net Zero Investment Framework (NZIF).
This maturity scale on the degree of issuers’ alignment with net zero emissions targets provides us with a framework to check the progress that issuers are making in their transition and identify areas that require further effort in terms of engagement. It considers these factors:
1.A long-term ambition consistent with the goal of achieving net-zero by 2050.
2.Short- and medium-term targets to reduce GHG emissions.
3.Disclosure of scope 1, 2 and 3 emissions.
4.Emissions performance against targets.
5.Alignment strategy.
In 2024, we worked on developing our Net Zero engagement strategy, which aims to use dialogue and voting policies to encourage issuers to commit to alignment plans and transparency and disclose accurate and credible information to be able to monitor performance. It also motivates issuers to set ambitious targets that are consistent with the Paris Agreement goals.
SAM is part of the Climate Action 100+ collaborative engagement initiative and conducts regular analysis of Net Zero projects to look into their possible adherence to it. In 2023, SAM joined the IIGCC (Institutional Investors Group on Climate Change) Net Zero Engagement Initiative (launched in January of the same year), which aims to boost the number of entities that form part of the CA100+.
2.4.5 Our environmental footprint
In this section we cover how Santander manages the following IRO:

I+	Contribution to reducing the Group’s scope 1 and 2 greenhouse gas emissions.

As part of our climate ambition, our strategy to lessen the environmental impact of our operations involves: reducing our CO2e emissions and compensating those we're unable to reduce by mitigating beyond our value chain; reducing and handling waste responsibly; and raising employees’ and other stakeholders’ awareness of environmental issues.
We disclose our findings from the exercise we conduct on the scope 1, 2 and 3 emissions of our own operations at buildings and offices. We also disclose scope 3 - category 3.15 'Investments’ (financed emissions) in the ‘SN 4. Our transition plan’ sustainability note.
We’ve been measuring our environmental footprint since 2001. Since 2011, our energy efficiency and sustainability initiatives have helped us cut our scope 1 and 2 emissions by c.86%. Though such reductions achieved, we continue to find opportunities and new technologies to become more energy efficient. In this sense, in 2024 we revised our efficiency target with the ambition of achieving a reduction in emissions from our own operations of 75% compared to 2020. The additional reductions proposed by this review are 6% in scope 1 and 49% in scope 2 compared to 2024.
Annual report 2024    70

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2024 environmental footprint

96% renewable electricity in 10 core countries where we are present	1,012,554 MWh energy consumption

Scope 1 35,503 t CO2e direct emissions	Scope 2 24,350 t CO2e indirect emissions from electricity and other (market based)

For more details on our environmental footprint see note SN 7.1 'Green transition'.
The key drivers behind our reduction of consumption and emissions (which we generally group into three-year plans) were:
•Efficient spaces: Better use of space in terms of daily building occupancy and a more efficient and better located properties to carry out our operations.
•Efficient maintenance and operational management of branches and offices — implementation of ISO (International Standards Organization) 14001/ISO 50001 and LEED20 O&M standards as drivers for continuous improvement from an environmental perspective and to facilitate that we comply with growing sector regulation at our premises in every market where the Group operates.
•Awareness and involvement of the entire organization in environment-related results.
•Technology: Heating, air conditioning, lighting, automated control, new and more efficient systems at more affordable prices.
•Vehicles in the Santander fleet fitted with better technology and a wider range of vehicle types in every market.
•Improvements in environmental data collection to analyse trends.
•The purchase of renewable energy and obtaining of energy certificates.
The latest plan, Plan 2022/2025, which ended in 2024 with an investment of EUR 38.3 million, achieved a reduction of more than 69.3 GWh through efficiency measures. Additionally, we converted 213.8 GWh into renewables through contract agreements. Other outcomes of this Plan are:
•Over 8,800 kW (kilowatt) of solar panels for self-consumption with a self-production of 18.5 GWh in Brazil, Chile and Spain, which houses two of Europe’s largest solar installations on office buildings and data centres, enabling us to reduce our scope 2 emissions.
•37% of our workforce work at premises with a buildings or energy efficiency certification or standard (LEED, Breeam21, ISO). These certifications reflect our efforts to reduce fuel, electricity, paper and water consumption, as well as scope 1, 2 and 3 emissions. Examples include the recently confirmed Breeam Excellent certification of our new UK HQ (Headquarters), Unity Place, in Milton Keynes (almost 80,000 m2), and of the Hernán Cortés building in Spain.
•96% certified renewable electricity either certified purchased or self-produced in our 10 core markets, helps reduce our scope 2 emissions.
•2,103 electric vehicle parking spaces at our buildings and commercial offices across our footprint. This is well above the 1,250 target we included in the 2025 plan. Even with the objective to electric vehicles, Santander continues to follow a policy of using company shuttles, encouraging the use of public transport, and implementing car sharing initiatives as part of a more efficient employee commuting model.
Our 2030 Efficiency Plan for the Group builds on our progress and will focus on the following initiatives and levers:
i. Renewable energy and self-production measures:
•Solar panels in Santander’s own buildings, data centres and commercial premises.
•Geothermal energy.
•Bundled and unbundled agreements to purchase renewable energy (suppliers, PPAs-Power Purchase Agreements, RECs-Renewable Energy Certificates).
ii. Energy efficiency and consumption reduction measures
•Lighting efficiency projects.
•Temperature control efficiency projects.
•Automated measurement and control of office spaces and the branch network.
•Projects to enhance façade materials.
•Projects to renovate and upgrade commercial premises.
•Project to modernize facilities.
•Communications and internal training to raise awareness among employees of responsible water, electricity and paper consumption and the correct ways to recycle.
•Continuous improvement programmes that follow ISO 140001 in buildings and ISO 50001 in offices and branches in our markets to reinforce the importance of robust property and maintenance management.
•Projects to build new, more efficient headquarters and rearrange our assets.
iii. Direct emissions reduction measures:
•Replacing fossil fuels with other forms of energy.
•Preventing the leakage of direct emissions from the temperature control systems at all Santander premises.
•Updating and modernizing air conditioning systems with more eco-friendly and efficient cooling mechanisms.
•Monitoring possible leakages in air conditioning systems and implementing predictive and preventative maintenance.
•Updating Santander’s fleet with hybrid and electric vehicles.
20 Leadership in Energy and Environmental Design
21 Building Research Establishment Environmental Assessment Method
Annual report 2024    71

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Replacing conventional oil or gas boilers with electric heat pump systems and technologies where the weather allows.
With these measures, we want to continue reducing our direct scope 1 and indirect scope 2 emissions, with specific targets that will enable us to reduce:

Alignment lever	Scope 1 (tCO2e)	Scope 2 location-based (tCO2e)	Scope 2 market-based (tCO2e)
i. Renewable energy and self-production measures		2,000	9,000
ii. Energy efficiency and consumption reduction measures	1,600	20,000	3,000
iii. Direct emissions reduction measure	600
Total	2,200	22,000	12,000
Banco Santander remains offsetting scope 1 and 2 emissions. As part of our voluntary carbon credit market monitoring, every year we carefully analyse and select a list of initiatives, usually in our core markets. We follow a strict carbon credit selection process that includes due diligence and compliance of our environmental policies. Projects are also certified under some of the industry's most well-known standards. Moreover, all the carbon credits we purchased in 2024 were ratified by an independent rating agency to validate their integrity. In 2024, we used 59,858 credits22 (85% reduction credits and 15% removal credits), to offset our scope 1 and 2 emissions.
Other key measures
Waste management
Since 2021, our offices and buildings in our core markets have been free of single-use plastics to meet the target we set in 2019. The
Santander Group City and Santander España’s central services buildings have ‘Zero waste’ certification.
Employee awareness
Santander runs local and global employee awareness campaigns on the importance of reducing consumption and waste. Each subsidiary posts news and feature articles on the environment and the Group’s ESG initiatives on its internal portal. In 2024, we observed Earth Hour for the 15th consecutive year by switching off the lights at the Group’s most emblematic buildings.
Scope 3
The assessment we conducted to determine the materiality of indirect GHG emissions (scope 3) found that the only material category under this scope was category 3.15 (financed emissions), with a weighting of 99% of the total.
Moreover, the categories listed below are considered material based on their volume, management capacity and, therefore, potential to reduce them.
In addition to the scope 3 categories we reported on in recent years (3.6 Business travel and 3.7 Employee commuting), in this document we’re reporting on four more supply chain-related categories23 for the first time:
•3.1 Purchased goods and services
•3.2 Capital goods
•3.4 Upstream transportation and distribution
•3.9 Downstream transportation and distribution
To enhance the quality of these emissions and to draw up actions to reduce them, Santander and Aquanima will work with the key vendors of the leading purchasing groups to obtain information on their carbon footprint.
2.5 Further actions and enablers
2.5.1 Strategy for engagement with other key stakeholders
As mentioned previously, we believe that the banks are enablers of the transition and as such, should not be considered as the sole drivers of this process.
In order for banks to support the transition of their clients, the enabling conditions must be in place. Our aim is to contribute constructively to the transition debate by supporting policymakers and regulators take a common approach to legislation. In this sense, it is now necessary that the predominant regulatory and “finance-centric” approach to the net zero transition that has been adopted to date is reconsidered, acknowledging that the financial sector is an enabler, but that it cannot be the sole driver of sectors´ investments towards a low carbon transition.
In addition, it is important that banks´ aim to supporting high-emitting companies in achieving their transition to cleaner production models is recognised as a priority. This means that our financed emissions are likely to rise as we finance the transition of these companies. Nonetheless, supervisors should not consider our portfolios as misaligned with a 2050 net-zero pathway, but rather the opposite; we are financing and engaging in our customers’ transition, not divesting from them.
There is a meaningful opportunity ahead to foster that the appropriate levers are set to facilitate the transition of the global economy. This includes the review of the current sustainable finance framework. Whereas much progress has been achieved to date in areas such as reporting on sustainability matters, taxonomies to classify green activities and financing, the aim of the European Commission to streamline and consolidate multiple requirements on companies is very much welcome. The reduction of complexity and of the regulatory burden would facilitate the implementation of the framework by the market, and the allocation of resources to support the transition, while positively contributing to companies' competitiveness and economic growth.
Finally, a framework that supports business transition should not seek to increase the capital requirements linked to ESG risk drivers since the Pillar I prudential framework already considers their
22 Since emissions offsetting is done by country, the upward rounding of tCO2e means that the total amount of credits is slightly higher than the total sum of emissions.
23 We calculated these categories based on our operating expenditure in 2024. The emissions factors we used to calculate these categories in 2024 are based on the emission intensities within the input-output (IO) database of the US Environmental Protection Agency (EPA), which are split by economic sector.
Annual report 2024    72

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

impact. Increased capital requirements would be counter-productive and could jeopardize the transition of the economy — especially in emerging countries and that of companies in carbon intensive sectors.
Authorities should work together as much as possible on drawing up the regulatory framework that provides the right tools to finance the transition of the economy globally.

For more details on our strategy for engagement with authorities, supervisors, NGOs, etc. see 1.2 'Stakeholder engagement'.
Partnerships and sector working groups
Partnerships with others in business and governments can help us share best practice and accelerate progress if we are to tackle climate change and protect biodiversity. Grupo Santander participates in different organizations, alliances and working groups: we engage with international and local stakeholders (sector associations, think tanks, universities, peers and others) to progress in global and company goals, in line with the SDG 17 (Sustainable Development Goal) on Partnerships for Goals.
In addition to the initiatives outlined in section 1.2 'Stakeholder Engagement', we also engage with leading organisations to improve banks’ stewardship of climate change and nature.
→World Economic Forum - International Business Council: Santander is participating in the "Transforming Energy Demand" project, which aims to identify ways in which companies can reduce energy demand intensity as a means of contributing to the global energy transition, as well as to the bottom-line. The IBC (International Business Council), currently chaired by the executive chair brings together 130 CEOs and company chairs across industries, from developed and emerging markets, on all continents. Member of this group are responsible for c.3% of global energy consumption.
→World Economic Forum - Alliance of CEO Climate Leaders: Santander continues its engagement within the World Economic Forum Alliance of CEO Climate Leaders as key network to influence stakeholders, including policymakers, and drive change towards meeting net zero targets. We are also following the work at the “Financing the Transition to a Net-Zero Future” initiative.
→Banking Environment Initiative (BEI): Coordinated by the Cambridge Institute for Sustainability Leadership (CISL), we continue to take part in the Bank 2030 initiative, which aims to create a roadmap for the banking sector to support broader society’s transition to a low-carbon economy.
→Net Zero Banking Alliance (NZBA): We're a founding member of this initiative (created in 2021) and member of the Net Zero Asset Managers Initiative (NZAM), since 2021.
→Financing the Just Transition Alliance: Led by the Grantham Research Institute within the London School of Economics, the goal of the Alliance is to stimulate and support system level innovation that enables investors and the financial sector more broadly to deliver a just transition in the UK.
→Partnership for Carbon Accounting Financials (PCAF): We have been a member of PCAF since 2021 and thus committed to disclose our financed emissions according to the PCAF standard. We also take part in its regional and sectoral working groups.
→TNFD Forum: We are part of the TNFD Forum to contribute to the framework for financial institutions that will help the sector to assess, manage and report on impacts and dependencies on nature. We also participated in different TNFD-pilots in LATAM (Latin American) that allow us to gain important insights that highlighted the significant challenge, particularly regarding the lack of availability of primary data and tropicalized databases to assess impacts and dependencies.
→Energy Efficiency Financing Coalition: Led by the European Commission and with the participation of Member States and financial institutions, including Santander, the coalition seeks to promote measures (non-regulatory and non-binding) that promote energy efficiency in relevant sectors, such as cars, agriculture, buildings, among others.
2.5.2 Governance & policies
Roles, responsibilities, and remuneration
Climate change and green transition oversight
The management and oversight bodies described in sustainability note 2 approved our transition plan, as part of this report. Also, the responsible banking, sustainability and cultural committee (RBSCC) reviewed our portfolio alignment targets, which the board of directors then approved. These bodies also receive regular updates on progress with our targets and our climate agenda.
Moreover, they have also overseen the climate finance reports that we have been publishing in recent years.
Other bodies such as the audit committee, the financial accounting and reporting committee, the management committee and the sustainability committee take part in overseeing sustainability disclosures. The risk control committee and the risks supervision commission review risk appetite proposals before their approval.

For more details on our ESG governance model, see note SN 2. 'Sustainability governance'.
Climate in incentive schemes
Since 2020, the Group’s variable pay scheme and, since 2022, our long-term incentives, have considered green finance and the progress made with climate and other sustainability targets.
In 2024, shareholders at the Annual General Meeting (AGM) passed a board resolution on sustainability metrics for executives’ 2024-2026 long-term incentives (with a weighting of 20%), which are consistent with our targets. Half of the sustainability dashboard covers supporting the transition to a low-carbon economy, including socially responsible investment and green finance raised and facilitated. Moreover, this line of action considers the requirement to develop a transition plan that enables a score of over 100%. Achieving a credible and comprehensive plan will depend on the regulatory and political landscape.

For more details on the integration of climate-related performance in incentive schemes, see section 1.4 'Sustainability governance'.
Annual report 2024    73

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Main areas involved in implementing our climate change strategy
In 2024 we continued to embed climate management in business-as-usual across CIB, Risk and Sustainability. For instance, CIB strengthened its corresponding governance. And Wealth continued to reinforce and update the working groups and policies that oversee and coordinate its SRI strategy, described in section 3.2.2 'Responsible investment and social finance'. Consumer has different working groups that meet monthly to address sustainability projects and issues, and quarterly to review progress in the sustainability agenda.
Beyond global businesses, a number of local units are engaged in a process coordinated by Group Responsible Banking. The objective is to progress the alignment agenda, promote knowledge and expertise sharing by local teams and seek synergy in the design of reliable transition plans.
Other corporate-level initiatives and groups that support governance meet regularly to implement our climate change agenda and inform on regulation updates. For example, our public policy sustainability working group updates on upcoming climate and sustainability regulation; a regulatory radar governance working group that meets quarterly to monitor the status of implementation of sustainability regulations and to assign responsibility for the implementation of regulatory initiatives to the Group's areas; an environmental footprint working group that measures our footprint and reviews ways to reduce it; and a sustainable bonds working group that oversees sustainable bonds issued from Group and its subsidiaries.
ESG Reporting & Internal Control
A new ESG Reporting & Internal Control team, set up in the second quarter of 2023, in the Financial Accounting & Management Control division oversees the disclosure, supervision and control of the ESG information the Group uses to meet regulatory requirements and stakeholder expectations. This year, the team worked with each area in question to make information gathering and the governance and control of disclosed information more automated and efficient. The emission reduction objectives of our own operations emissions (scopes 1 & 2) have been reviewed in the Group’s ESG Reporting Forum.
ESG classification meetings
As part of our green transaction assessments, we created global, regional and local panels to provide additional scrutiny and validation, and coordination across the Group; agree on labelling transactions as green, social or sustainable; and make sure that we use the same standards and procedures across our footprint. The Risk function leads these panels, which business, compliance and sustainability teams also take part in.
Internal Audit
The internal audit function reviews climate risk, for more details see note SN 2. 'Sustainability governance'.
Policies and guidance
The Group has different frameworks and policies that establish the principles, processes and responsibilities for managing ESG criteria throughout Santander Group.
The Group establishes ESG policies, procedures and guidelines adapted to local regulations and applied to all units. We systematically review the scope of the policies to adopt ESG standards in accordance with international best practices. The main ones are the ESCC risk policy and the Responsible banking and sustainability policy.

For more details on our ESG governance model see note SN 2. Sustainability governance'.

For more details on our ESCC risk management policy, see section 3.2.3 'Environmental, social and climate change risk management'.
Climate training and skills development
Particularly in climate, we have developed different initiatives to enhance capabilities, beyond the training on sustainability detailed in section 3.3.1 'Talent and skills development'. Some themes of these initiatives are social and environmental risk management and sustainable finance.

For more details on our employees training and skills development see section 3.1.1 'Talent and skills development'.

Annual report 2024    74

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. SUPPORTING EMPLOYEES, COMMUNITIES AND CUSTOMERS
(Social information)
3.1 Our employees
Aiming to attract and retain a talented team, our approach is based on24:
→promoting an attractive employee value proposition that offers real opportunities to grow and harness potential; innovative ways of working; projects that inspire; and a shared, uplifting culture.
→offering optimal conditions that safeguard employee health and well-being, with fair and competitive remuneration and initiatives that afford a better work-life balance.
→promoting an inclusive and meritocratic culture where everyone feels valued.
3.1.1 Talent and skills development
This section outlines how we manage the following IRO:

I+	Promote continuous career development and personal growth through learning and development programmes.

For the purpose of this Annual Report and in line with previous years, Santander defines employees as people who have an employment contract with any of the companies that comprise our consolidated group and whose contract remains in force at the time of publication. 25

206,753 employees	Europe 42.2%
North America 20.0%
South America 37.8%
It is fundamental that our employees have the necessary abilities and knowledge to perform their role.
i. Attracting talent
Our talent attraction strategy focuses on positioning ourselves as an employer of choice. In 2024, we welcomed 33,175 new employees to the Group.
We focused on:
a.digital transformation.
b.graduate internship programmes.
c.bolstering our employee value proposition (EVP).
We offer programmes and experiences for our employees’ personal and career development:
•Development programmes adapted to different levels and businesses within the organization.
•Temporary and permanent domestic and international mobility and functional experiences.
•Training based on lifelong learning.
ii. Talent management
We reaffirmed our commitment to developing talent in 2024. We kept close watch on our units’ and businesses’ needs to anticipate and cover their requirements, with a proactive approach through initiatives that foster individual growth and boost the wealth of talent in our teams.
Developing potential
Our potential review model, implemented in 2022, has enabled us to delve deep into the skills, expertise and aspirations of some
24 For more information on employee dialogue, see section 1.2 of Dialogue with our stakeholders.
25 The following are not included as Employees: a) Interns; b) Salaried employees on leave or career breaks whose employment contracts are suspended under the respective local employment regulations; c) Non-salaried individuals with temporary employment contracts through an external provider (NACE78) performing similar tasks to in-house staff, who do not receive salaries or benefits paid by Santander, nor self-employed workers; d) Other workers engaged in different tasks within the value chain under service contracts. Additional information on the characteristics and distribution of our employees is provided in the 'Sustainability Notes'.

Annual report 2024    75

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

124,112 employees . It has driven us to draw up personalized development plans based on each person’s needs.
We came up with a leadership profile and a common leadership assessment methodology to foster transformational and collaborative leadership aligned with our strategy and gain deep, objective and comparable knowledge of our leaders. This also enables us to support their development and make key decisions for the Group.
Mobility matters
We have our global international mobility policy approved by the Human Resources Committee by decision from the Group Board, is an essential tool for the development of our professionals. The objectives of this policy are to: contribute to the development of talent in the Group; strengthen succession plans; attract external talent; encourage global mentality; facilitate international movement to satisfy business needs; share in a transparent manner the criteria for mobility across the workforce.
iii. Learning and development
Our learning and development policy, provides an action framework for the design, supervision and deployment of learning activities with the purpose of promoting innovation and the development of skills in our employees.
In 2024, we allocated EUR 64 million to employee training to provide employees with the resources and tools they need to enhance their skills and employability and to meet critical business and market demands.

173,309 employees accessed Dojo, our digital learning platform and we continue to roll it out to reach all employees. On top of its vast catalogue of 174,223 references with courses in critical competencies promote that our employees are up-to-date with the latest trends and technologies. Dojo offers customized recommendations based on current and future roles to foster a culture of personal development and lifelong learning.
Global learning community for leaders
The aim of Elevate is to equip our senior directors with the means to lead their teams and achieve their strategic objectives.
It’s fully digital format enables directors to sign up to development programmes that are organized into Learning Paths (People, Tech, Strategy and Change) that address the critical skills needed to lead the Group’s transformation.
It provides access to the latest trends, content and tools, and helps create networks of senior leaders to promote the sharing of best practices and experiences. It also encourages them to use what they learn and make a clear path to drive our transformation.
Talent development programmes and promoting a culture of lifelong learning
Our learning and talent development strategy places focus on the development of young talent and digital business profiles, with programmes such as Young Leaders and BeTech & Business.
These programmes are designed to identify and develop internal talent, offering growth opportunities in the career of our employees, helping them be prepared for future challenges.
We trained our employees in the skills they need to further their careers. In 2024, 103,154 employees received training in core business skills related to technology, banking and people to enhance individual performance.
We award certificates to employees who complete training activities and programmes to recognize their new skills. These certificates are approved by an independent issuer. In 2024 17,305 employees obtained certificates, which will enable them to broaden their career horizon, apply for new opportunities and accredit their knowledge.
Mandatory training and promotion of Sustainability and Responsible Banking
To reinforce the Group's culture and knowledge in relevant matters, we have mandatory training, which looks to train all employees in strategic and/or regulatory topics approved by the Global Compliance Management Committee. In 2024, we covered 13 topics in mandatory training, including sustainability, code of conduct, harassment prevention, cybersecurity, financial crime and data protection. This efforts aims to protect the organization and increase our employees capabilities to act with responsibility and ethics in their daily activities. Moreover, each subsidiary has mandatory courses related and applicable to their local laws and regulations.
This year, our employees have participated in a training itinerary on Green Finance for Retail & Commercial Banking, with transversal and country-specific modules in countries we are present with a sustainable offer. Furthermore, all employees have received mandatory training on practical integration of ESG criteria into commercial processes. As part of the Board of administration training program, a session on sustainability with focus on ESRS was conducted. This training strengthens the knowledge and skills of our employees, drives business and benefits the community.
We continue progressing on the certification of experts in sustainable finance topics and promoting our ESG Talks, a program of sessions where we share knowledge and points of view on ESG topics, with the participation of internal experts from different businesses and functions involved in our sustainability agenda. We have also trained our employees in inclusion, environment, health and safety, as well as expanded our learning library related to sustainability topics.
We will continue to invest in developing our employees so that they are equipped to face future challenges and contribute to the ongoing success of the Group.
8.7 (out of 10)
Rating on the learning,
usefulness and development of skills.26
26 YourVoice response to the question: “My job enables me to learn new skills and develop them”. In the top 5% of the finance sector.
Annual report 2024    76

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.1.2 Working conditions
This section outlines how we manage these IROs:

I+	Promote the health, well-being and security of our employees in a safe and inclusive workplace; facilitate a positive work-life balance through flexible working.

I-	Harm employees through discriminatory conduct, inadequate working conditions, harassment or corruption.

I+	Promote the general well-being of employees and provide appropriate remuneration under equal conditions based on merit and market rates.

R	Potential risk of conflict with employees based on the infringement of their rights.

i. Employee health and well-being
Our employees’ health is embedded in our culture and corporate strategy, under which our people and senior managers work together to protect and promote each other’s health, safety and well-being.
Based on our strategy, we implemented:
•safety and prevention systems;
•proactive initiatives to boost the overall well-being of employees;
•a safe and supportive working environment when it comes to health; and
•flexible work alternatives to enhance work-life balance.
Our General health, safety and well-being policy aims to promote healthy lifestyles and create long-term value for employees and society. It applies to all our subsidiaries and follows local laws in the markets where we operate to the letter.
Occupational health27
The sector-level collective agreements that we sign up to consider employee health and occupational risk prevention.
We offer regular check-ups and tests after extended absences in every market where we operate. We also cooperate with local public health authorities, employees’ legal representatives and occupational risk insurers. In every subsidiary with over 500 employees (accounting for 99% of the Group), our people are covered under occupational health and safety systems and policies in compliance with local risk prevention standards and best practices.
We revised our occupational risk prevention plans with employees' councils through:
•regular assessments of risk factors and preventative measures to handle or mitigate them;
•prevention through design in new work spaces and tools;
•procedures regarding safe and quality working conditions and certifications;
•emergency and evacuation plans to protect employees, customers, suppliers and visitors to our premises; emergency response; first aid training;
•measures to detect and minimize risk due to postural hygiene;
•accident investigation to avoid reoccurrence; and
•active participation of employee accident prevention delegates on health and safety committees.
Well-being
We aim to raise awareness about health and well-being through our global BeHealthy programme, which celebrated its eighth year in 2024.
In 2024, we ran several initiatives, activities and events in all our subsidiaries following the programme’s four pillars: know your numbers (self-awareness), eat well (healthy nutrition), move (physical health) and be balanced (mental & emotional well-being). In 2024, over 64,000 employees took part in local BeHealthy initiatives.
Rating on satisfaction and opinion on health

8.4 (out of 10) Health and well-being as a priority[28]	8.4 (out of 10) Support I need in terms of physical and mental well-being to perform my job.[29]
In April, to celebrate World Health Day, we held BeHealthy Week, bringing health and well-being to the focus of the Group worldwide, with daily, in-person and virtual events. We also joined global initiatives run by the World Health Organization, including Global Mental Health Week, Women’s Health Month and Men’s Health Month.
These initiatives gave our employees access to mental health and emotional well-being support programmes, as well as to sports centres, nutrition and mental health apps, specialist health and preventative care, and other free or discounted services.
Work-life balance
Santander promotes employee work-life balance. Employees in all our entities are entitled to paid paternity or adoption leave or to care for newborn children or family members. In 2024, 8,195
27 For more details on absenteeism and health, see the 'Sustainability notes'.
28 Average employee rating of the statement 'Employee health and well-being is a priority at Santander'. In the top 25% of the financial sector. .
29 Average employee rating of the statement 'Santander offers me the support I need in terms of physical and mental well-being to perform my job', in line with the financial sector.
Annual report 2024    77

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

employees took paternity, maternity or adoption leave and 2,824 other employees family care leaves.30
We have enhanced our flexi-working policies and options for employees in recent years to keep up with digital transformation and social change. Almost all our employees in central services roles can now adapt their working hours and location to fit with their personal circumstances. In nine of our core markets, 31 almost all our employees in central services roles take part in flexi-working programmes that enable them to work remotely or adjust their entry and exit times. We review these measures constantly with our employees and in view of customer needs — considering productivity, commitment and our experience as an employer.
Rating on satisfaction and opinion on flexibility
8.8 (out of 10)
Flexibility at Santander32
Social protection
At Santander we offer our employees protection against a loss of income due to sickness, accidents at work, acquired disability and paternal leave.
Our employees have public or private protection for loss of income due to sickness or acquired disability according to local regulation. On top of public health services, we offer additional private cover in our core markets, under which employees usually receive full pay during periods of sickness.
Because employee care and respect for their rights are important to Santander, 98% of our workforce have a permanent contract. In all countries, employees have coverage against loss of income due to unemployment per local laws.
Our employees have appropriate pay protection in the event of an occupational accident. In Spain and other countries, we supplement the financial benefit that can reach the entire salary of employees in situations of temporary disability.
The Group has a minimum standard in each unit of fully paid parental leave. All Group employees are entitled to a minimum 14 and up to 30 weeks’ fully paid primary parental or adoption leave, while all parents (or secondary caregivers) have 4 weeks of fully paid parental or adoption leave33. Because of our inclusion and flexible return measures, 76% of new mothers continue working for Santander 12 months after returning from their birth, adoption, or pregnancy leaves.
Our employees have retirement coverage through public or private pension schemes in every market where we operate. Santander supplements this with defined contribution pension plans for our employees in our core markets.
Collective bargaining and social dialogue
Santander promotes respect for the rights of employees34. In 2024, we continued to guarantee freedom of association and the right to collective bargaining. Our Responsible banking and sustainability policy considers forming or joining unions and other representative bodies a basic right of workers, in accordance with Article 10 of our General code of conduct.
We also ensured respect for freedom of association, trade unions, collective bargaining and protection for employees’ representatives under the laws of each country where we operate35.
At 2024 year end, 110,692 employees worked at premises or in companies with union representation.
We continued to promote and comply with the International Labour Organization’s Fundamental Conventions and have a European Business Council that meets regularly — Group senior managers and employees’ legal representatives in Italy, Poland, Portugal, Spain, the UK and other European countries attend.
We also maintained a constant dialogue with employees’ legal representatives in bilateral and special committee meetings in our markets where all parties could discuss reporting, queries and negotiations about working conditions, and employee benefits. In core countries, important agreements have been reached during 2024, including committees on occupational health and safety, monitoring of gender balance plans, control of pension plans, training, updates to corresponding collective bargaining agreements, and also other bilateral meetings with union representatives.
In Brazil, Santander and other local banks, implement preventive measures to minimize the risks from individual labour-related claims, which are common in this market. We have sufficient provisions to cover these risks36. In order to minimize these claims, an internal oversight committee has been established, setting preventive measures to promote an environment with adequate working hours and compensation for all positions in the same location, in compliance with local labor legislation and jurisprudence court rulings. Likewise, the departure records have been digitized, and we have strengthened policies and guidance to employees for the correct registration of working hours and digitalization of departure records.
Protection of employee data
The handling of employee data is carried out under the protection of labor laws and based on legal obligations or legitimate interests covered by data protection regulations. As the data controller of such data, Santander has the appropriate procedures, tools, and controls based on the policies of the Group's data processing.
30 10,874 employees (5.3% of Santander's total workforce) exercised their right to parental or family care leave in 2024. The rate by gender was 6.7% for women and 3.7% for men.
31 The nine core markets with the most employees are Argentina, Brazil, Chile, Mexico, Poland, Portugal, Spain, the UK, and the US, accounting for 93% of our total.
32 Employees’ rating of the question on whether they are satisfied with the amount of flexibility they have in their work schedules (within the average range for the finance sector). A. 2024 Your Voice survey.
33 At Santander Polska, this leave is shared, with a guaranteed minimum for both parents of up to 20 weeks, and in Santander Chile the father has 2 weeks of guaranteed paid leave.
34 See our commitment to human rights (which is included as well in our Responsible Banking and Sustainability policy) and international mechanisms of application in section 1.4.2. 'Human rights due diligence'.
35 In 15 of the countries with the highest number of employees in the Group, there are union representatives according to local regulations (by company, location or individual affiliation). In those countries, except for the United Kingdom where data on union membership cannot be disclosed, 60% of workers have union representation.
36 For more details on our provisions, see Note 25 of this report.
Annual report 2024    78

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

For more Information on data protection, see section 3.3.3 `Privacy, data protection & cybersecurity'.
ii. Remuneration and corporate benefits
Adequate remuneration
Our remuneration framework combines fixed and variable pay schemes based on the performance of employees and the Group.
Our remuneration and performance policies, as well as our general code of conduct, forbid differential treatment that is not based on a review of performance and corporate behaviours. It also promotes dignify pay.
Specifically, the remuneration policy lays the foundations for non-discriminatory practices (related to performance and internal consistency), as well as the principles, processes and criteria for granting fixed and variable remuneration, creating long-term value by managing risks.
Fixed remuneration schemes reflect local market conditions. To set pay, we strictly abide by the practices, regulations and collective agreements in force in each jurisdiction where we operate.
All Santander employees receive a salary equal to or higher than the legally established minimum in each of our markets and we comply with all local legislations and relevant collective agreements. Almost all employees (99%) receive other forms of remuneration that supplement their salary37. This demonstrates our pledge to provide fair, competitive remuneration and the appropriate combination of fixed and variable pay.
All our businesses and subsidiaries have short-term variable remuneration schemes to reflect what we have accomplished and how, according to Group-wide quantitative and qualitative goals as well as individual and team goals, behaviour, leadership, sustainability, commitment, growth and risk management. These schemes promote meritocracy, recognize individual and team contributions, and promote employee growth and well-being. Aligned with sustainability goals, the variable compensation of executive directors also weighs compliance with our sustainability and climate goals38.
In 2024, we paid EUR 14.3 billion in employee wages and benefits39.
To comply with EU regulations on remuneration and manage risk correctly, we identified 1.246 employees subject to a deferred variable pay scheme because their decisions can have a material impact40 on Santander's results. Therefore, the majority of them are subject to a policy of deferral of a significant portion of their variable compensation (ranging from 40% to 60%, depending on their level of responsibility) for a period of four to seven years. This variable compensation is paid out 50% in shares and 50% in cash, and is subject to a possible reduction (malus) or recovery (clawback).

For more information on adequate salaries, total remuneration ratio, see SN 7.3 'Employees'.
Equal pay
Our remuneration practices promote a non-discriminatory salary management in terms of gender and equivalent remuneration, especially in those cases where employees perform the same or similar work (equally remunerated for equal work or work of equal value).
Our salary comparison between women and men who perform similar functions remains at c. 0, which confirms our positive performance in recent years and meets the ambition we set for 202541. In certain jurisdictions we continue to periodically assess compensation levels for pay equity and where appropriate make adjustments to compensation.
We often consult our employees to gauge how appropriate and acceptable our remuneration policies are and they recently deemed our remuneration policies competitive.

For more information about the employee consultation process, refer to section 3.1.4. 'Our listening strategy'.
Rating on satisfaction and opinion on compensation

7.8 (out of 10) Fair pay[42]	7.6 (out of 10) Fair compensation process[43]
MyContribution
MyContribution is our common performance management model. We update it regularly, and it is aligned with our culture.
177,081 Santander employees had their performance reviewed ( 86% of the total44) under this model in 2024.
These reviews include quarterly or annual quantitative variables; corporate behaviour assessment variables (TEAMS) based on feedback from peers and internal customers; and risk management variables (RiskPro), which enable us to analyse individual and team performance holistically.
37 Other compensations that complement the salary of our employees: benefits, pensions, other fixed compensations, incentives, and short or long-term variable compensations.
38 Climate goals account for 2% of the total remuneration of executive directors, while sustainability targets represent 8% of their total variable remuneration.
39 See Note 46 of the annual accounts.
40 Material risk-takers.
41 Measured with the EPG - equal pay gap ratio, which compares the average compensation between men and women who perform similar tasks. Results for 2024, across the entire Group.
42 Average employee rating of the statement “I receive fair pay according to market rates (e.g. salary, promotions and benefits) for my contribution to Santander”, putting us in the top 25% of the finance sector.
43 Average employee rating of the statement “the processes for determining compensation (e.g. salary, bonus and benefits) are fair and impartial”, in line with sector benchmarks.
44 The employees who did not take part in MyContribution in 2024 were new hires and employees in some customer service, debt recovery and contact centre roles, who are subject to similar performance management schemes but with shorter and more continuous cycles due to the nature of their work. 90,998 women (84% of the total number of women at year end) and 86,071 men (87% of the total number of men employed). Due to statistical significance, we don't report other gender's percentages.
Annual report 2024    79

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.1.3 Inclusive culture
This section outlines how we manage these IROs:

I+
Promote a workforce that reflects the society we live in and encourages collaboration; guarantee the same opportunities for all our employees, irrespective of gender, disability or other characteristics.

Inclusive culture is a component of our corporate culture policy, through which we focus on building a merit-based culture of equal opportunity and inclusion in compliance with laws.
In the global markets we serve, our focus on an inclusive culture is a critical driver of our business success. Our talented and engaged team generates customer loyalty, leading to strong financial results for our shareholders. By fostering equal opportunities for all and an inclusive environment that values different backgrounds, experiences, and viewpoints we enhance our problem-solving capabilities, improve decision-making, and boost creativity to achieve this.
Our approach to hiring, training, promoting, and retaining our workforce is based on meritocracy. Our success is intrinsically linked to the effectiveness of our team, making it a cornerstone of our strategy for sustained growth and profitability.
Related matters are discussed at the highest level— the Group Board cannot delegate these discussions and our executive committee reviews progress.
Our inclusive culture is embedded in the global procedures and regulations that underpin our organization and promotes meritocracy. For instance, it features in our key position, succession, nomination, and selection, suitability assessment and succession of directors policies. It is also embedded in our Group leadership principles and performance and remuneration reviews.

For further detail, see section 4.1 'Corporate culture'.

For further detail, see section 6 'Remuneration' of the corporate governance chapter.
We have a strategy on this matter in place since 2020, which drives us to act ethically and transparently. We base our global strategy on five pillars (gender, persons with disabilities, LGBTIQ+45, ethnic and culture, and generational) and take action in other areas such as socio-economic. While we maintain a global outlook, each subsidiary adapts to its local landscape.
Where local laws allow, we encourage our employees to disclose personal information voluntarily so that we can identify areas for improvement and make decisions based on true data.
Rating on satisfaction and opinion on inclusion
9.3 (out of 10)
Inclusion46

While our local teams have action plans based on their own characteristics and conditions to continue supporting progress on inclusive culture, we also run global initiatives to continue making inroads:
•We run mentoring and networking programmes with diverse groups.
•Since 2022, we have held global awards to give recognition to individual and team initiatives that help facilitate equal opportunity access. Stand-out initiatives in 2024 included a project in Poland for the accessibility and inclusion of persons with disabilities; a scheme at the Corporate Centre to spark the interest of the daughters of our employees in studying STEM (Science, Technology, Engineering, Mathematics); and promoting labour reinsertion of women in Spain.
•We are part of global initiatives, such as:
45 Lesbian, gay, bisexual, transgender, intersex, and queer.
46 Average employee rating of the statement “At Santander we accept and respect everyone based on who they are, independent from gender, nationality, sexual orientation, religion, etc.”, putting us in the top 10% of the finance sector.
Annual report 2024    80

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Gender
We promote career development based on merit and support our high potential employees at every level to foster variety of leadership47.
40% of our board members are women, which meets our goal for women to make up 40% to 60% of our directors. This goal will become a legal obligation in some jurisdictions from 2026.
Over the past five years, we have increased the number of women in or senior executive positions from 22.7% in 2019 to 31.2% in 2024 — reaching 34.4% in our core Retail & Commercial business48.
This indicator used as reference the senior executives with the highest ranking in the organisation, representing 1% of the total workforce. Therefore, we agreed to expand the base reference49, a move that is possible thanks to more quality data and greater analytical capacity, with common management and development programmes across the Group, which also responds to stakeholder expectations. The new indicator will allow us to:
•Reach more of our workforce50 and, therefore, reach a greater wealth of talented women internally that will proceed towards senior roles organically.
•With this approach, we expect to progress gradually and sustainably towards gender balance, moving closer to c.40% in 203051.
Women make up 52.4% of our total workforce, a stable trend given 52% of new hires have been women.
We run initiatives to promote equality in the job market . Our programmes include:
•Women in Tech, which has been executed in 752 core countries of the Group to attract talented women with a technology or digital background (29% of our STEM roles are held by women)53.
•InvestHer, is a global programme from Wealth Management & Insurance with participants from different Group´s geographies, that promotes the presence of women in global business roles.
•Our Santander Women Network, founded in 2018 to promote development, empowerment and connection of women within and out of the organization, has 8,000 professionals participating and reaching representation in up to 16 countries. Some initiatives are: Thursdays to Share, I Am Remarkable, Global Mentoring Program, Women in Banking (WiB), the first women's network in the Spanish banking sector, and the celebration of the 40th anniversary of the European Women's Management
Development Network at Banco Santander Financial City hosted by SWN.

In 2024 we maintained our equal pay gap (EPG) at c. 0% after reaching our goal in 2023 which we fulfilled two years early. In certain jurisdictions we continue to periodically assess compensation levels for pay equity and where appropriate make adjustments to compensation.
We also measure at a global level the gender pay gap (GPG), which compares the median pay of women and men. In 2024, our GPG was 26% (improving 2.1 p.p. and 4.5 p.p. vs 2023 and 2022)54.
Persons with disabilities
We strive for the successful inclusion of our 4,828 employees with disabilities (over 2.3% of our global workforce55). There is a legal requirement regarding the inclusion of persons with disabilities in the workforce at least in 7 of countries with more than 1,000 employees.
We have employee networks in several units that aim to include persons with disabilities. Our global Enable network, formed in 2022, has over 2,700 members in 10 countries.
In 2024, to promote this network, we boosted awareness and inclusion in the Group through events on visibility, technology, accessibility, and women.
Our event to mark international day of persons with disabilities, which we hold every year, included a talk with paralympic medallist Susana Rodríguez Gacio. She shared her experience and how education, hard work and passion have enabled her to break down barriers and triumph in sport and medicine.
LGBTIQ+
Our global network of LGBTIQ+ employees and partners, Embrace, ran events to share their challenges or topics of common interest. In June, we marked LGBTIQ+ pride days with an event where employees from across our footprint shared the challenges this group continues to face in being seen and heard. Embrace employees also featured on our “Santander te cuenta” podcast, which we release internally and externally.
Currently, 2.8% of our workforce identify as trans, non-binary or other diverse among the employees who voluntarily offered to share this information56.
Ethnic and culture
We monitor ethnic minority representation in four of our core markets. Employees who identify themselves as part of an ethnic
47 The percentage of male senior executive positions is 68,8%. For more data and metrics about employee characteristics, see the Sustainability Notes.
48 Retail & Commercial and its support areas account for 74.5% of our global workforce.
49 Applicable in accordance with local regulations.
50 Including these Group categories: Sr.Executive VP, Executive VP, VP, Director, Manager, Expert and Branch Manager which account for 14% of our employees.
51 At year end, 38.4% of senior management positions (Senior Executives and Other Executives) are held by women. This ratio does not include joint ventures due to their temporary nature and joint management (they account for only 1.7% of our workforce).
52 When this programme or others were rolled out in a country where regulatory restrictions apply, the programmes are adjusted to comply with any required principles.
53 We have a growing proportion of employees performing STEM-related functions (Data and Services, Information Technology-IT Support, and Products), totalling 30,089 employees across the Group.
54 The gender pay gap measures differences in remuneration between all women and men, regardless of job type. For our management purposes, we use the gender pay gap as the difference between the median remuneration of men and women, expressed as a percentage of men's remuneration.
55 Comparable to 2.2% at the end of 2023. As in previous years, we follow local regulations for the calculation and recognition of employees with disabilities. In most countries, disabilities are recorded at the employee's request with the support of a certificate issued by social services (e.g., degree and date of disability). In the UK, disabilities are recorded at the employee's request and do not require a certificate.
56 The law in 12 of Grupo Santander’s markets (accounting for 69% of our total workforce) allow for the voluntary request of gender identity information from employees.
Annual report 2024    81

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

or racial minority in these markets account for over 31.6% of the total workforce.
We have employee inclusion networks such as: Reach, Bold and Talento não tem cor, which in 2023 had over 1,300 members.
Anti-harassment protocol and training
To reaffirm the Group’s ambition to combat discrimination57, 108,213 employees across the Group received specialized training in 2024, while 101,651 employees undertook a course on sexual harassment. These courses are part of our global anti-harassment protocol and General code of conduct as a common framework to establish guaranteed standards and fight against discrimination and behaviours that contravene fair treatment and moral integrity.
Moreover, our subsidiaries have action plans in place based on their own characteristics and conditions to continue supporting quality inclusive culture training.

For further detail related to workforce, see SN 7.3 'Employees'.

Please see our work and sexual harassment protocol and moral integrity at work at santander.com/es/nuestro-compromiso/nuestra-cultura/diversidad-equidad-inclusion
3.1.4 Employee feedback and experience
As detailed in the “Engagement with stakeholders” section, “Your Voice” is our regular listening strategy to gather employees’ feedback. It includes specific questions on our processes and we analyse the comments made on material impact and our employees’ concerns.
Employees can give feedback and leave comments on every question, preserving anonymity at all times, since the provider facilitates data in an aggregated form to the Group. In addition, managers with five or more employees can access real-time aggregated results of their teams to identify levers that drive greater engagement and promote dialogue, trust, and transparency. As a result, this information helps each leader to enhance team performance and reduce burnout, resignations, and absenteeism.
In a broader sense, cross-geographical and global business action plans are also established. During this year, numerous actions have been launched to improve the employee experience and value proposition. Some of these initiatives have focused on professional growth, recognition, and workload management. In addition, efforts have been made to simplify internal processes and promote organizational transformation and change.

Since the implementation of YourVoice in 2022, we have seen a positive trend in results and participation, reaching levels that position us above the financial sector, with a participation rate of 83%.

8.7 (out of 10) General engagement Within the top 25% and +0.4 compared to the financial sector.	The engagement measures the level of involvement and enthusiasm of employees towards their work and the organization.

See in the section 4.3 'Ethics Channels' the processes to repair negative impacts and channels for own staff to express their concerns.
57 Consider race and ethnicity, color, sex, sexual orientation, gender identity, disability, age, religion, political opinion, national or social origin, among others."
Annual report 2024    82

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.2 Communities' sustainable development
We consider affected communities those where Santander has a presence as an entity, either through its businesses or its community support activities, and includes any specific groups mentioned in this chapter.

3.2.1 Supporting the economic and social development of our communities
In this section we cover how Santander manages the following IRO:

I+	Drive economic growth and job creation in the regions where we operate and provide credit to people and businesses.

i. We help people and businesses prosper
Through finance and investment
→ EUR 350.5 billion to help people buy homes and EUR 214.2 billion to purchase other goods.58
→ EUR 330 billion to help set up or grow companies (including more than 530 thousand SMEs and self-employed).59
→ EUR 24.1 billion in green finance raised and facilitated and EUR 88.8 billion assets under management in Socially Responsible Investment.
→ EUR 1.27 billion disbursed in microcredits to more than 1.3 million of microentrepreneurs to support the creation and expansion of their businesses.
Through community support
→ 2.6 million new people financially included.
→ EUR 166 million invested in communities, including 104 million to promote higher education, employability and entrepreneurship, benefitting 5 million people.
3.2.2 Responsible investment and social finance
In this section we cover how Santander manages the following IRO:

I+
Contribution to sustainable development through financing and investment that promotes sustainable performance in companies, addresses societal challenges, mitigates a specific issue, or pursues positive societal outcomes.

i. Social finance
Santander in its financing activity, support social activities such as building hospitals, universities and homes intended for vulnerable people. The tagging of these deals as social is being done to improve the identification, management and reporting of this type of financing, following the same operating model and system that is used for environmental or sustainable finance.
Within this concept we consider the microfinance businesses that the bank has in Latin America (Prospera in Brazil & Colombia, Tuiio in Mexico and Surgir in Peru), through which the bank gave EUR 1.27 billion in microcredit in 2024. These businesses, covered in more detail in the financial inclusion and financial health section of this report, go in many cases beyond financing, providing access to a bank account and other services such as microinsurance for underbanked microentrepreneurs. During 2024, more than 1.3 million microentrepreneurs benefitted from this type of financing.
Additionally, during 2024 we have signed several agreements with Multilateral Development Banks in Spain, Chile, Brazil and Poland where these agreements include allocating part of the new portfolio to social finance. An example is the agreement with the IFC in Brazil to issue a social bond allocating funding to small and medium enterprises in underserved regions of Brazil, as well as to microentrepreneurs across the country.
ii. Socially responsible investment
We continue to improve our offer to clients with investment options that promote ESG factors and/or have sustainable objectives, with the aim of reaching EUR 100 billion of socially responsible investment (SRI) assets under management (AuM) in Wealth Management & Insurance (Wealth) by 2025. This ambition was formally approved at the Wealth ESG forum in 2021.
In 2024, Wealth’s SRI AuM grew to EUR 88.8 billion60: EUR 63.5 bn in Santander Asset Management and EUR 25.3 bn from third party funds in Private Banking.
This growth owes to the integration of sustainability into our investment product and service strategy and the traction generated by EU regulation.
We calculate Wealth’s SRI AuM and the metrics related to SAM’s net zero by 2050 ambition every month. We process and store these data in our own repository, and perform monthly variation control and validation. An automated report on these data is sent to the Group’s Sustainability data office every quarter. These data are subject to an annual limited assurance audit prior to disclosure.
Wealth defines SRI as the volume of AuM classified under Articles 8 (promoting environment and social characteristics) and 9 (with distinct sustainability objectives) of the SFDR (EU Reg. 2019/2088), except illiquid investment in Private Banking, which we report as committed capital. SRI includes: i) assets that SAM and other Group
58 Credit stock as at 31 December 2024.
59 Credit stock as at 31 December 2024. Data for SMEs and the self-employed covers individual customers with an outstanding loan at 2024 year end
60 Does not include SAM funds distributed by Private Banking to avoid double counting.
Annual report 2024    83

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

asset managers in the EU (and other regions where the SFDR doesn’t apply, using equivalent criteria) manage or advise on; and ii) third-party funds and advisory assets considered sustainable investment according to the SFDR (Article 2.17) or under internal SFICS sustainability standards.
Santander, through SAM, manages SRI assets through the SRI policy, the Engagement policy, and the Voting policy. Santander Private Banking Gestión (SPBG), our Private Banking asset manager in Spain, also has its own Engagement policy. Our investment product and service proposition meets the SFDR’s transparency obligations, which require disclosure of information on the embedding of sustainability risk, analysis and management of adverse impacts on sustainability, ESG factors, and sustainable investment targets.
The SRI policy sets out SAM’s socially responsible investment approach and the standards we consider to embed ESG variables in our investment analysis and decision-making. The Voting policy outlines the principles and guidelines regarding the right to vote in portfolio companies, facilitating alignment with the SRI policy to promote the strong performance of long-term investments. Last, the Engagement policy dictates the principles that govern SAM's individual and collective engagement activities with the companies it invests in.
The SAM board of directors approves and oversees the SRI policy. SAM’s SRI team informs the local units of any revision of, or amendment to, this policy so that they adopt it correctly and, where appropriate, adapt it to local needs. Moreover, SAM’s SRI strategy and monitoring forum oversees the monitoring and coordination of SAM’s SRI strategy, as well as compliance with the SRI policy and monitoring and control of all activities to embed SRI in SAM.
SAM publishes its policies on its official website, as well as on the Intranet for employees. The third-party regulations and initiatives that SAM has pledged to uphold or that inspire our policies feature in section 3 of our SRI policy, appendix II of our Voting policy, and section 3 of our Engagement policy. SAM España and Santander Pensiones have been working since 2023 to achieve full alignment with the Spanish Stock Market Authority's (CNMV) Stewardship code (to which they are signatories), reporting annually on the activities they carry out to comply with each of its principles. In 2024, SAM published its first SRI report. It includes information on voting and engagement and details on its SRI practices. It offers a comprehensive view of how SAM embeds sustainability in its operations.

SRI AUM (EUR billion)[12]

32%
2024 vs 2023

Santander Asset Management
As at December 2024, SAM held EUR 63.5 billion in SRI assets (32% year on year) spread across eight countries. This accounts for 26.9% of SAM's total AuM and contributes towards Wealth’s objective of EUR 100 billion in SRI AuM by 2025.
In 2024, we continued to broaden our SRI product and service range, with a focus on the transformation of pension plans in Spain and Portugal under Article 8 of the SFDR. We also launched new products such as Santander GO Global Environmental Solutions and Santander Target Maturity III. We enhanced our voting and engagement policy and methodology for non-EU asset managers.
In 2024, we continued to focus on engaging with portfolio companies in high emitting sectors. As in previous years, we took part in the ‘Global Investor Statement to Governments on the Climate Crisis’ initiative.
SAM’s governance backs the execution of its SRI strategy. It follows environmental (including climate change), social and corporate governance (ESG) standards and is organized around i) an SRI strategy and oversight forum; ii) a voting and engagement forum; and iii) an investment and sustainability forum led by our global team of SRI experts. At the highest level is the ESG Wealth Management & Insurance forum, chaired by the Global Head of Wealth; it discusses, oversees and monitors the global SRI strategy and the SAM, Private Banking and Insurance KPI.
SAM's ESG policies and relationship with the Group’s sustainability documents

Other Group policies: •Defence policy •Environmental, social and climate change risk management policy	Grupo Santander Responsible banking and sustainability policy

SAM SRI policy

	SAM Voting policy	SAM Engagement policy

Grupo Santander Conflict of interest policy

SAM Conflict of interest policy
SAM has a global, multidisciplinary team of SRI experts that develops and implements our ESG methodology, engagement and voting activity and SRI policies, among other tasks. There is also a local network of ESG experts for each of the markets where we operate.
Moreover, we have a network of experts who are key to embedding sustainability in our investment and reporting both globally and locally.

For more details on our ESG approach in SAM, see santanderassetmanagement.com/sustainability.
Annual report 2024    84

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

For more information on our engagement and voting strategies, see santanderassetmanagement.com/ sustainability/es/content/ view/11966/file/SAM_Informe_Stewardship_221123_ES.pdf
SAM’s SRI products
SRI products in SAM’s core markets

ESG methodology and business engagement

SAM runs several exclusions set out in its SRI policy that restrict or prevent investment in certain sectors that are considered unsustainable.

It also has its own analysis methodology based on market benchmarks and core international frameworks and standards, which enables it to assess the ESG performance of assets through ratings awarded to issuers.
In 2024, we bolstered our methodology by revising the materiality matrix and the data we analyse to identify the issuers that are best positioned to manage sustainability related challenges and opportunities, while generating value for both their businesses and broader society.
We define ESG factors based on the relative impact of each industry and its exposure to associated risks and opportunities that arise from changes in policies and regulations, technology, supply and demand, and stakeholder perception. We assign the ESG factors identified for each industry a weighting within the model, based on their materiality. The final ESG rating is the sum of the weighted average of each key matter.
SAM uses its own criteria to determine whether an issuance can be considered sustainable investment according to Article 2.17 of the SFDR in order to meet the minimum percentage of sustainable investment that characterizes the fund or investment or savings solution.
This analysis draws on the information provided by ESG data providers and SAM's weighting and materiality assessment methodology.
Our methodology identifies over 30 key ESG matters where issuers can generate environmental or social externalities that could translate into material impacts for the issuer, therefore representing risks and potential opportunities.
Our ESG rating analysis comprises these elements:
•Environmental factors: Any component of the issuer’s activity that may represent an environmental issue such as greenhouse gas emissions, resource depletion, pollution, water management, and others.
•Social factors: Society-related matters that include workplace issues, labour standards, talent management, relationships with local communities, data privacy and security, and human rights.
•Governance factors: To assess the quality of the issuer’s management, culture and ethics; the effectiveness of its governance systems to minimize the risk of mismanagement; and its ability to anticipate operational and legal risks that could lead to non-compliance.
We conduct multidimensional analysis on how each company manages these factors. It includes the existence of policies, target analysis, integration of management systems, performance of key performance factors, and other elements.
Outside the EU, we are making progress in training investment teams to embed ESG assessment and sustainable investment methodologies and standards with an approach that makes sense in each jurisdiction, as well as increasing the coverage of our data providers in certain markets (especially Latin America and Poland).
Engagement activities comprise constructive dialogue with investees about sustainable investment objectives and the qualitative and quantitative ESG factors that impact on them. This exercise can have varying aims: i) to drive their behaviour and activities towards enhancing transparency; ii) risk management and the opportunities associated with ESG factors; and iii) the impact on the sustainable investment objectives that particular investments or savings solutions pursue. Our Engagement policy sets out internal procedures, forms of engagement and different escalation processes where targets are not achieved.
Last, SAM exercises its right to vote independently in the companies it invests in under the scope and criteria outlined in its policy, which strengthens its influence on ESG and sustainability issues.
Insurance
In 2024, we focused on developing products to safeguard vulnerable groups and reflect situations in specific contexts or markets that have little protection. We’ll continue to cooperate with our partners to promote this product offering and boost the management of our insurers’ SRI investments.
Private Banking
Private Banking is contributing towards the objective of EUR 100 billion of SRI AuM in Wealth by 2025. Our third-party funds SRI AuM amounted to EUR 25.3 billion at 2024 year end, including committed capital to alternative funds.
In 2024, our global list of funds that are subject to advisory to clients comprised mostly SFDR Article 8 and 9 funds in the EU.
In 2024, we introduced new social metrics in the sustainability reports on the portfolio for our International Private Banking (IPB)
Annual report 2024    85

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

clients and published a series of papers for our Private Banking clients available on our global website, including papers around investment in climate adaptation vs mitigation, the evolution of businesses from a linear to circular economy, or green hydrogen and the energy transition.
We will embed ESG services in portfolio management and advisory services according to our clients’ investment needs.
In 2024, Global Finance named us 'Best private bank for Social Responsibility' while Euromoney named us 'Best private bank for Sustainability' in Chile.

For more details, visit our website santanderprivatebanking.com
3.2.3 Environmental, social and climate change management
This section outlines how we manage these IRO:

I-	Finance activities (in any customer segment) that breach of the bank’s policies and jeopardize the well-being of present and future generations.

I-
Potentially negative impact on the environment or society by failing to sufficiently involve stakeholders or use suitable customer identification and management mechanisms when providing finance to a customer or project.

i. Our ESCC policy
Grupo Santander recognises environmental and social issues (E&S) pose some of the biggest challenges for the long-term prosperity of the global economy, the well-being of people and society, and the ability of the natural environment to support life.
Santander pledges to help customers and economies in their efforts to transition to a low-carbon economy, by providing financial products and services based on their context and approach to environmentally and socially responsible business operations. This is an ongoing effort — at different rates depending on the market and with several external dependencies such as public policy, technological advances, consumer needs among other factors — requiring continuous engagement with customers in their transition to a low-carbon economy. It is also important that we monitor social issues that may arise, such as the involuntary displacement of local or indigenous populations, the health, safety and human rights of workers, and the impacts of business activities on communities and other stakeholders.
To support our fight against climate change, the Group will promote supporting customers navigate the transition to a low-carbon economy.
Grupo Santander:
•By 2030, will stop investing in, and/or providing financial services to clients for whom coal fired power generation represents directly more than 10% of revenues on a consolidated basis;
•No exposure to thermal coal mining worldwide by 2030; and
•Supports international standards and treaties.
Santander embeds environmental and social standards in risk management, focusing on priority sectors to support sustainable and inclusive growth and uphold human rights.
The Group applies the precautionary principle to the analysis and management of its main ESCC risks.
Our ESCC risk management policy (which is reviewed annually) defines the standards for investing in and, providing financial products and services to, companies and customers in oil & gas, power generation and distribution, mining and metals, and soft commodities (with particular focus on the financing of retail customers with activities dedicated to farming and ranching in the Amazon). It dictates prohibited activities61 and those that require special attention for the aforementioned sectors.
For the purpose of this policy, we define financial products and services as transactions that entail credit risk, insurance, advisory services, equity, and asset management.
From a social perspective, the ESCC policy follows international standards and benchmarks such as the United Nations Global Compact, the Universal Declaration of Human Rights, the International Labour Organisation Declaration, the Convention on the Rights of the Child, the Rio Declaration on Environment and Development, the United Nations Convention against Corruption, the Equator Principles, and the standards for social and environmental performance and the explanatory notes of the International Finance Corporation (IFC).
The policy states that Grupo Santander will not directly invest in, or provide financial products and services to any of the following activities across any customer segment:
•Projects or activities for oil & gas extraction, power generation or transmission, mining, manufacturing, plantations or other major infrastructure projects that put areas classified as Ramsar Sites, World Heritage Sites or categories I, II, III or IV by the International Union for Conservation of Nature (IUCN) at risk.
•Projects that require free, prior and informed consent (FPIC) according to the IFC Performance Standard 7 – Indigenous Peoples and that fail to meet the standard, with no credible action plan to achieve compliance.
Moreover, we conduct a detailed analysis on CIB clients that operate in sectors subject to the ESCC policy, including any activity that entails the resettlement of indigenous populations and/or other vulnerable groups.
61 To the extent required by applicable law, customers and transactions involving activities enumerated in this section will be subject to an enhanced due diligence process to determine the unique risks presented prior to decisioning.
Annual report 2024    86

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

We conduct environmental, social and climate change assessments in accordance with established procedures. These assessments are part of the risk management and control of our credit approval and investment decision work flows and governance. Since the Group's board of directors owns the policy, the individual or collective authorities that sanction these risks are responsible for ensuring that decisions are made in consideration of environmental, social and climate change risk and of the policy’s standards.
Clients in applicable sectors62 are assessed through a questionnaire completed by the financial manager, which is then reviewed by a team of analysts to perform a global ESCC risk assessment. ESCC assessments of Santander’s CIB clients cover child labour, forced labour, workplace discrimination, freedom of association, working conditions, complaint mechanisms for employees and impacts on communities in relation to their own operations and their supply chain.
The ESCC risk and compliance departments deepen into cases that uncover red flags. We usually conduct this extended due diligence exercise alongside the client to deepen our understanding of issues and determine the existence (or not) of corrective or remediation measures. Moreover, in the client ESCC risk assessments, we analyse the existence and effectiveness of reporting channels available to affected communities, to understand if a process is in place to avoid and manage adverse impacts on communities due to their own activities or those of their supply chain.
The findings of the analysis (and its impact on credit and other risks) are escalated to the bank’s risk approval committees and are considered in decision-making process.
According to the methodology we use to analyse customers’ climate transition plans, we carry out an annual assessment of ESCC risk for CIB clients in sectors where we have set alignment targets (oil & gas, power generation, automotive, steel, and aviation) to classify them based on their greenhouse gas emissions, emissions targets, and transition risk management.
We continued to consider how ESCC risk affects our customers so as to make our risk assessments more rounded and offer customers support in their transition.
In 2024, the ESCC risk and compliance departments continued to work with the business units to strengthen the governance and the management of these risks in sustainable finance transactions. Our groups of experts responsible for reviewing and classifying operations as sustainable are the cornerstone of our risk management for these transactions.
In addition to the analysis performed by the ESCC risk teams, the Financial crime compliance (FCC) teams establish controls to mitigate the environmental crimes detailed in the next section.

For more details on environmental, social and climate change risk management, see section 2.3.2. 'Risk management cycle'.
ii. Equator Principles
The Equator Principles (EP) are a voluntary framework for financial institutions to identify, assess and manage environmental and social risks when financing projects. We have been a signatory to the EP framework and applied these principles to project-related transactions (especially project and export finance) since 2009 according with its scope.
The Group has an internal procedure to manage the environmental and social (E&S) risks of project-related transactions. This procedure guides the application of the EP. The assessment of transactions that potentially require us to apply the EP starts with a preliminary assessment conducted by the Front Office. The area that manages ESCC risk under the EP sits in Santander CIB. CIB’s ESCC Risk team oversees the Front Office’s preliminary assessment and provides it with ad-hoc training and support. We conduct an environmental and social risk review for applicable transactions, based on the preliminary assessment findings. This review follows these guidelines:
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
•For category A (with potential significant adverse environmental and social risks and/or impacts that are diverse, irreversible or unprecedented) and B (projects that involve high-risk factors or are in non-designated countries), the ESCC risk area manages the due diligence procedure and prepares an E&S risk assessment report.
The findings of the E&S assessment form part of the application for financing that is submitted to the risk approval committees before a decision is made.
If approved, we continue to apply the Equator Principles when preparing all subsequent contractual documents, closing the transaction, and monitoring.
In the monitoring phase of a transaction, compliance with the E&S clauses, the implementation of the corresponding E&S Action Plans and compliance with the applicable E&S standards are monitored. When a transaction or material incident is identified during the life of the operation, measures could be taken in accordance with the provisions in the credit agreement, such as, for example, requiring the implementation of a Corrective Action Plan.
In 2024, we analysed 21 projects that fell within the scope of the Equator Principles (for more details, see SN.7.1. Green transition, table 5. 'Equator Principles').
62 Sectors covered by the ESCC Risk management policy and additional tactical sectors included in the CIB Procedure, as well as other material businesses and sectors depending on the geography and local legal requirements.
Annual report 2024    87

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Risk/impact management in local communities

As part of our due diligence under the EP, we assess and ensure that projects identify and manage environmental and social risks and impacts correctly and that they maintain a sound relationship with local communities according to international standards.
We pay special attention to, and ensure the correct management of, these situations as potential impacts of projects on communities:
•Involuntary resettlement/displacement (physical or economic) of people.
•Risks to the health and safety of neighbouring communities.
•Impacts on indigenous communities. In these cases, the project must obtain free, prior and informed consent (FPIC) under IFC Performance Standard 7.

iii. Management of principal adverse impacts (PAIS)
Asset management activities could generate non-intentional adverse impacts on society and the environment. Banco Santander and its asset management businesses disclose and manage the potential adverse impacts derived from the management of its portfolios, through the measurement of representative KPI of the main sustainability factors as detailed in the PAIS procedure document from SAM. When an adverse impact is detected, several aspects are assessed towards establishing mitigating mechanisms. Among others, we consider: impact severity, frequency, success rate of dialogue initiatives and level of exposure.
3.2.4 Community Support
This section outlines how we manage the following IRO:

I+	Contribution to education, employability and entrepreneurship, as well as to community development through support programmes.

i. Our approach
We support the communities where we operate by helping them address their social needs.
Santander's community support focuses on higher education, employability and entrepreneurship, complemented with the support on financial education and to vulnerable people. Moreover, we have a strong track record in supporting cultural and other social initiatives.
We make donations and other contributions to projects and initiatives either autonomously or in cooperation with other non-profit organizations and entities that share similar aims.
Santander has a sensitive issues policy, integrating the activity of donations, as well as a Guide on Community Support and People Helped, inspired by the Business for Societal impact (B4SI) standards. This Guide sets out the methodology for quantifying the contributions that both the parent company and our subsidiaries make. We also have a humanitarian crisis guide that outlines Santander’s response to events or disasters with a social impact.
ii. Support for higher education, employability and entrepreneurship

103.8	2.2	1,181
million euros of support	million people and businesses helped	partnerships with universities and entities in 14 countries [63]
Santander has supported education, employability, and entrepreneurship for over 28 years.
During this period, we have invested over EUR 2.4 billion in partnership with more than 1,100 universities and entities, helping over 3.7 million people and businesses. In 2024 alone, we allocated EUR 104 million to promoting education, employability and entrepreneurship, and helped 2.2 million people and businesses. This reinforces our objective with EUR 400 million between 2023 and 2026 in these three pillars, that supports our purpose to help people and businesses prosper. Until 2024 we have allocated EUR 208.9 million against this ambition.
We help higher education institutions enhancing the university ecosystem through partnership agreements. We also help adults access and complete their higher education studies through grants and scholarships. Through lifelong learning opportunities, they can acquire and update the skills that will enable them to boost their job prospects. We provide training, resources and other benefits to help businesses and entrepreneurial projects create opportunities, grow and transform through each stage of their development.
1.Education
Our support for education involves grants and scholarships for students and researchers to access and complete their higher education studies. We also help universities to face their main challenges and strengthen their transformation in different areas, with a special focus on digitalisation. We do this through:
→Scholarships and grants awarded in collaboration with universities and institutions of international prestige, which help with access to university, academic mobility, research or the opportunity to do internships.
→Agreements signed with 1,181 universities, institutions and organisations in 14 countries.
63 Includes universities, institutions and organizations that have an agreement with Santander Universities, Universia, Fundación Universia and Fundación Banco Santander. With activity from Santander Universities alone, the figure is 939 academic entities in 11 countries. Since 2024, Universia reports only agreements signed in the geographies where the Group operates.
Annual report 2024    88

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

→Campus Digital, which offers an innovative relational model improving the life of the university community. It streamlines academic procedures and communications through an easy and simple experience, adapting to users’ needs, and ensuring data privacy. It offers services such as digital credentials, tuition fee payments, certificates, schedules and discounts.

For more details, visit the website mycampusdigital.com
→Universia Network, represents a global space for meetings, cooperation and joint reflection between universities in the Ibero-American higher education area.
→MetaRed is a collaborative network of heads of public and private Ibero-American higher education institutions to discuss and work together on three of the biggest challenges that universities are facing: digital transformation (MetaRed TIC), university entrepreneurship (MetaRed X), and sustainability (MetaRed ESG).

For more details, visit the website metared.org
2. Employability
Our ambition to help people prosper through their upskilling and reskilling is embodied in our support for lifelong learning. This is a necessity demanded by both companies and society in order to respond to current and future challenges. Moreover, we facilitate access to employment in the early professional stages.
→Santander Open Academy is a global platform for learning and professional development that offers, to any person, access to training to have better job opportunities.
It offers free courses and open learning for skills in high demand by the labour market.
In 2024, we launched short, direct access courses with unlimited seats and a certificate for participants to expand their knowledge and boost their skills anytime, anywhere.

For more details, visit the website santanderopenacademy.com
→Universia is the platform through which Santander guides and posts job offers for young graduates and students who are coming to the end of their studies. It uses artificial intelligence to help them draw up their professional profile and uses online tests to measure their skills.

For more details, visit the website universia.net
→Fundación Universia, a recognised international organisation, which participates in international forums of the United Nations and the International Labour Organization on topics related to inclusive culture. We bolster improvement of quality of life for people with disabilities and other vulnerable groups in educational and work environments.

654	1,180
scholarships and courses for students with disabilities and other vulnerable groups	people with disabilities and other vulnerable groups hired by companies

For more details, visit the website fundacionuniversia.net
3. Entrepreneurship
We help SMEs create opportunity, grow and transform.
→Santander X, a global initiative that provides access to training, advice and resources (including benefits) needed to launch, scale up and transform a business.
We help entrepreneurs showcase the most impressive projects and connect with other businesses through Santander X 100, a dynamic, global community that offers them unique benefits.

For more details, visit the website santanderx.com
Annual report 2024    89

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

iii. Other community support programmes. Social action
We aim to complement our support for higher education, employability, and entrepreneurship, mainly through financial education and supporting vulnerable people.

62.5	2.9
EUR million in other community support programmes[64]	million people helped[65]

Financial education	Vulnerable people	Arts and culture

Enhanced knowledge and understanding of financial products and services	Reduced risk of exclusion and better quality of life for vulnerable people	Promote cultural events and programmes
On top of direct community action, we cooperate with, and channel our support through, local NGOs and social charities. Some partnerships are with the bank’s foundations in Argentina, Spain, the US, Mexico, Portugal, Poland and the UK.
We target our support on different groups depending on their needs. Our support for vulnerable people focuses on sensitive groups (due to gender, disability, age, lack of digital skills, financial difficulty and other reasons). We usually target cultural activities at the general public, although we also include vulnerable groups to facilitate their access to events and programmes.
Volunteering
At Santander we encourage our employees to volunteer in initiatives that help the communities where we have a presence.
These initiatives, which the Group promotes and supports, seek to get employees to dedicate their time and use their skills and talent to support charitable causes, non-profit projects and organizations that benefit society.
Corporate volunteering is a valuable way for employees to engage with the community and contribute to a social cause. In particular, it aims to:
→contribute to the Group’s community support objectives through the direct involvement of Group employees in volunteering programmes;
→foster a culture of inclusion by breaking down prejudices and stereotypes;
→enhance our employees’ skills and work environment through collaboration; and
→contribute to the well-being of our employees through experiences that provide satisfaction, purpose and pride of belonging.

75 k
working hours volunteered
We have a global corporate volunteering guide that sets out a common framework for this activity. Moreover, each subsidiary runs initiatives based on the specific needs of its market. For instance:
•In Brazil, we offer volunteering opportunities related to financial education, entrepreneurship, employability and upholding the rights of children, teenagers and senior citizens. The programme also encourages Volunteering Groups, which carry out continuous and autonomous actions, and are a reference for mobilizing and involving other employees through the Volunteering Programme.
•At the Corporate Centre, we run initiatives to support the inclusion in the job market, mentoring programmes to help women victims of domestic violence find work, and coaching programmes to prevent early school-leaving.
•In Chile, we support students in their transition to higher education through a tutorial programme and give financial education to schoolchildren across the country through the “Misión Ahorro” programme. We also run emergency operations to help build basic shelter for people left vulnerable following fires or earthquakes.
•In Spain, on top of local activities that we run at our branches, we execute flagship projects such as the ‘Finanzas para Mortales’ financial education programme, where our employees teach financially vulnerable groups; the ‘Santander Natura’ programme, where employees and their families help preserve the environment; and our Pro Bono volunteer programme, where volunteers’ expertise helps solve the challenges that NGOs face so that they can continue to perform their work.
•In Mexico, we run numerous volunteering initiatives with a special focus on reforestation and habitat conservation, such as Rally del Ajolote (sporting events and reforestation) and a beach clean-up programme alongside WWF (World Wildlife Fund) México.
•Through Santander Tuiio, we delivered financial education sessions in schools to elementary education children on personal finance basic concepts, as well as delivering the financial health book "My first steps in finance".
64 It includes the social contributions of the foundations linked to the Group.
65 Based on the People Helped internal methodology, which considers international best practices. Calculated with partners’ certified data or with conservative estimates based on recognized conversion factors.
Annual report 2024    90

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Financial education
Financial education is a key component of community support. It aims to boost citizens’ financial skills by providing the necessary tools and information to understand products, concepts and financial risks for better use and decision-making.
Santander promotes financial education through several initiatives that target the general public, with tailored content based on age and needs to foster financial inclusion and better financial health. In addition, and as outlined in examples above, financial education is a core component of volunteering initiatives across the bank.
Our initiatives follow international standards such as the OECD Principles, as set out in our guide to financial education, which also outlines the criteria for counting the number of beneficiaries.
We are also exploring different channels to foster financial education content and reach specific audiences, such as the use of social media as a way to engage with younger people on this subject.
In 2024, 4 million people accessed our financial education initiatives and content, which in social media considers only people engaging with the content (not the reach of the activity).

For more details on financial education, visit our website santander.com/es/nuestro-compromiso/crecimiento- inclusivo-y-sostenible/educación-financiera
Humanitarian crises
As an international bank that operates in several regions and markets, Santander is sensitive to global situations that can affect the well-being of individuals and communities. That's why we have a procedure to oversee our response to humanitarian crises.
We assess the severity of crises according to their scale and urgency following our corporate guide, which sets out the framework of action and governance for each situation. This helps make the bank’s response to unexpected events as efficient and effective as possible.
In 2024, we analysed such events as the dana storm in Valencia (Spain), forest fires in the Valparaíso region (Chile), the floods in Rio Grande do Sul (Brazil), the earthquake in Gansu and Qinghai (China), and others.
In the case of the dana storms in Spain, since it devastated Valencia and its surroundings with special virulence, as well as other municipalities in Castilla-La Mancha and Andalucia, the Santander Group has been in contact with the teams in the affected areas and has implemented different measures to support and help both our clients, our teams and their families as well as the rest of those affected by the floods. Additionally, the Group has been in permanent contact with different NGOs, which are acting on the ground, to better understand their needs and channel the aid from the Group, that of our clients and employees in the best possible way.
Charitable foundations
Fundación Banco Santander, which is based in Spain, works to build a fair, inclusive and sustainable society by financing and running several cultural, educational, social and environmental projects.
In 2024, Santander made a donation to Fundación Banco Santander for a total of 22,167,105 Banco Santander shares. The donated shares are meant to help the foundation financially; it can use the dividends to cover some (if not all) of the cost of fulfilling its founding purposes.66 These include managing the bank's art collection and financing numerous literary, educational, social, cultural and environmental productions and activities, in which the remodelling of the Santander's headquarters on Paseo de Pereda in Santander and our relations with universities in Spain will play an important role.

For more details, visit the website fundacionbancosantander.com/es/fundacion/transparencia.
We have other Santander foundations in countries where we operate (Argentina, the US, Mexico, Portugal, Poland and the UK), which boost the number of initiatives we run. Their focus varies according to local needs; for instance, in Argentina on art and culture; in Portugal on education, inclusion and culture; and in Poland on education for children and young people. Activities from these foundations are aligned with the bank’s community support priorities.

For more details on our foundations in other countries, visit the websites esg.santander.pl (Poland), fundacionsantander/argentina (Argentina), and fundacaosantanderportugal.pt (Portugal).
3.3 Our customers
Our customer-centric approach is a fundamental lever for generating sustainable value67, building a digital bank with branches and a multi-channel offering that covers all of our customers' financial needs. We operate through five global business segments that provide services to various types of clients, including individuals, small and medium-sized enterprises, large corporations, and public entities, among others68.
This chapter focuses on individual customers who use the products and/or services offered by the Group and establish a contractual relationship with it. Include those clients who, due to their circumstances, may be particularly vulnerable to the marketing of products and services.
Impacts resulting from relationships with corporate clients are discussed in section 3.2.3 of Environmental, Social, and Climate Change Management.
66 For more details, see Note 34 ‘Other equity instruments and own shares' in the 'Consolidated financial statements'.
67 For more information on employee dialogue, see section 1.2 of Dialogue with our stakeholders.
68 The actions outlined in this section are specific to Santander and not sector-wide
Annual report 2024    91

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.3.1 Conduct with customers
In this section we cover how Santander manages the following IRO:

R	Potential losses due to claims or a reduction in the numbers of customers because of inadequate customer practices throughout their life cycle.

I-	Negative impact on the customer if the bank fails to provide sufficient information on the product or service they are signing up for.

I-	Negative impact on the customer if they do not have access to complaints channels or if, after making a complaint, the bank fails to take the necessary action.

i. Customer conduct principles
Customer conduct risk model
Our customer conduct risk model approved by compliance and conduct committee, sets out the principles that underpin how we align customer engagement with our Simple, Personal and Fair culture and how we make that the products and services we offer adapt to our customers’ needs while protect their rights69. This model also outlines the key processes, instruments and governance that enable us to mitigate and manage customer conduct risk at every stage of our relationship with them (product and service design, sales and post-sales).
Model principles
→Fair treatment
→Customer-focused product and service design
→Transparency in all customer engagement
→Responsible sales practices
→Responsible pricing
→Consideration of vulnerable customers or those in special circumstances, and prevention of overindebtedness
→Personal data processing
→Complaints handling
→Financial education
→Safeguarding consumer assets against fraud and misuse
Key processes
→Approval and ratification of products and services (Product and service approval policy)
→Customer conduct training
→Sales oversight, with special focus on the classification and suitability of products and services; advertising and transparency at the point of sale; and monitoring
→Remuneration of sales and support teams (Remuneration policy)
→Post-sales oversight, with special focus on recoveries, fraud management and complaints handling (Customer service and dissatisfaction management policy)
→Managing vulnerable customers and preventing overindebtedness (Vulnerable customers and prevention of overindebtedness policy)
Governance and remit
→Our Product governance and consumer protection area, part of the Compliance and conduct unit, develops and oversees how we follow our customer conduct risk model
→The board of directors oversees the Product and service approval policy, while local and corporate product governance forums assess and approve our products and services
→The board is also responsible for the Group Remuneration policy, while the remuneration and risk committees, with the support of the Human Resources and Compliance functions, monitor this policy’s compliance
→Local and global compliance committees set our risk appetite and monitor compliance risk assessments (including customer conduct risk)
The customer conduct risk model and the policies that underpin it are subject to strict internal governance that ensures they are properly communicated to all our stakeholders and transposed to the Group’s subsidiaries. Moreover, we have several guides that cover the key processes of the entire customer relationship cycle and aim to help the units and functions implement internal regulations consistently.
Consumer protection and customer conduct risk mitigation are a basic pillar of the Group’s strategy. The Compliance and conduct function gives shape to this through objectives and annual plans, using a methodology to monitor their effectiveness, determine the customer conduct risk profile in each unit, and set any appropriate correction measures.
In 2024, the Group focused on implementing the European Accessibility Directive in the applicable units, with specific plans to facilitate the accessibility of products, services, and channels, considering the necessary technological developments and user experience improvements.
Our risk appetite metrics for claims and internal events enable us to detect and manage customer queries and issues effectively and proactively. In 2024, while disputes related to mortgage fees in Spain and Swiss Franc mortgages in Poland impacted these metrics, our contact centres and protocols provided an appropriate response and solution for our customers.

For more information on internal conduct events, see Note 25 of the annual accounts.
69 For more information on our human rights commitment to our customers, see section 1.4 on our commitment to human rights.
Annual report 2024    92

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ii. Product and service marketing and design
Product and service governance
The purpose of the Product and service approval policy is to set out the standards, processes and controls so that we design products and services according to the customer conduct risk model principles. This means products and services with appropriate features to meet the target audience's needs, reasonable pricing, and transparent marketing (i.e. the information we give to customers uses simple language and a clear format; is accurate and sufficient data; and is consistent and comparable so that customers can cross-check it with similar financial products and services). This transparency applies to all advertising, pre-contractual and contractual information, as well as throughout the product or service life cycle and across all channels.
The local and corporate product governance forums are responsible for implementing this policy. These forums are able to draw on document and assessment templates, which includes a review of contractual and briefing material on each product and service. We only approve products and services if all forum members vote unanimously in favour of them.
Conduct training
Training is a key way to boost knowledge of consumer protection. The Compliance function, with the support of Human Resources, draws up mandatory refresher training for all employees on managing and mitigating customer conduct risk. This course has a satisfactory compliance rate in every country. Moreover, every unit ensures strict compliance with the regulatory authorization required to provide services to customers in each country(e.g. MiFID licences in Europe). They also devise and monitor specific training programmes to arm sales teams with the necessary expertise to inform about and sell the products and services we offer.
Quality and conduct metrics in sales teams’ remuneration
The Group follows a rule for at least 40% of sales units variable pay to be based on quality and conduct metrics. This promotes greater awareness and proactive and effective management of customer conduct risk, has a positive impact on transparency with customers, and helps us identify appropriate target audiences.
Sales monitoring
The Group has mechanisms to monitor products and services throughout their life cycle. These enable us to detect and manage (as early as possible) deterioration, failures in marketing and non-compliance with the terms and conditions under which they were approved. We analyse and monitor:
•Customer Voice: queries, complaints and surveys, are a key source of information to identify deficiencies in marketing and customer engagement, and to draw up improvement plans; and
•Sales metrics and controls: monitoring of the percentage of product or service cancellations shortly after sign-up. In 2024, this analysis allowed to set up improvement plans to strengthen welcome communications in different consumer entities, through telephone sales channels in Mexico and the governance of commercial campaigns in Poland.
iii. Post-sales
Conduct in fraud management
In July 2024, we embedded the guidelines for conduct in fraud management in the Grupo Santander Fraud policy, which was adopted by our subsidiaries in the second half of 2024. Moreover, following an internal review on conduct in fraud management in 2023, local units worked on aligning their improvement plans with Group standards in 2024. These plans include combining digital channels to register cases of fraud, bringing together customer voice in Group taxonomies, enhancing customer communications related to fraud cases, and bolstering controls in the first and second lines of defence in terms of conduct towards fraud victims, with special attention to vulnerable customers. They cover the period 2024-2026.
We also have additional fraud management controls based on NPS and quality assurance.
Complaints handling
In 2024, we conducted a review of the channels on which customers can raise queries or complaints. The Customer service and dissatisfaction management policy outlines the principle of making multiple channels available to avoid the potential impact of not having adequate means for customers to convey their issues or dissatisfaction and to promote that we have channels that adapt to our customers’ needs and preferences.
Additionally, customers can escalate complaints through external channels, such as the Financial Ombudsman, regulatory bodies, and consumer agencies, if they are not satisfied with the entity’s resolution.
Most of our units are investing in digital channels to speed up case resolution and help customers self-manage certain queries, as well as to manage expectations better. Root-cause analysis governance and mitigation plans are an essential component of continuous improvement.
The units analyse customer complaints to identify their root causes—such as deficiencies in products, services, systems, channels, or communications—their impact, and the teams responsible for resolving them. These teams must submit clear action plans outlining what will be done, how, and when. Senior management regularly monitors progress and effectiveness. In 2024, all countries advanced in this area, with Spain leading efforts by strengthening governance and setting specific objectives. As a result, it achieved a 19% reduction in claims (excluding sector-wide events).
We have established a global, multidisciplinary working group to enhance our queries, requests and claims procedures and platforms. This includes embedding artificial intelligence in case registration and analysis.
Santander Brasil, in collaboration with the global Consumer Protection and Models and Data functions, developed “Viva Voz”, a tool that uses artificial intelligence to handle large volumes of information and delve deeply and quickly into the root cause of customer complaints. With this tool, it has gone from analysing 3% of cases in two days to analysing 60% in one day and is aiming to reach 100%. Similarly, Santander España and Polska are piloting artificial intelligence solutions to enhance customer claims management.
Annual report 2024    93

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Complaint typeA (%)

ResolutionA (%)
A.    The Group uses the same standard claims metric for all geographies.
iv. Vulnerable customers
In this section we cover how Santander manages the following IRO:

I-	Negative impact on the customer by failing to guarantee access to, or the use of, products and services that may present certain obstacles or weak spots.

The management of vulnerable families and businesses is a key pillar of Grupo Santander's strategy, as it can make a difference to performance, perception and long-term sustainability. We identified and considered our customers’ difficulties and vulnerabilities, and trying to mitigate their potential impact. In 2024, we continued to make headway with embedding Group regulations70 on vulnerable customers and the prevention of overindebtedness in every market where we operate. The aim is to provide a common approach and standards to avoid disparate management between countries.
The Group is following indicators used by the units to identify and monitor customers in special circumstances. We’re also developing a methodology that will enable us to pinpoint potential signs of vulnerability in order to foresee and try to adapt services to the specific needs of certain customers.
To coordinate a common approach across our footprint, local units met with the global team every two months in 2024 to facilitate alignment in embedding the Group’s vulnerable customer standards. We also launched a global training course on vulnerable customers so that all employees consider potential vulnerabilities and are aware of the lines of action in each case.

3.3.2 Financial inclusion and financial health
This section outlines how we manage the following IRO:

I+	Positive impact on customers due to the bank’s offer of products and services that adapt to their needs and expectations and promote financial inclusion and health.

i. Financial health and inclusion as a key driver of social progress

Financial health and inclusion are a priority for Santander in contributing to social progress and promoting prosperity and entrepreneurship.
In the markets where Santander operates, there are financial inclusion challenges that we strive to address with tailored business solutions.
To assess the significance of our proposition, we use the World Bank's Global Findex Database to calculate the number of unbanked, underbanked and financially distressed people due to access and financing issues in the markets where we operate as a retail bank. In particular, we:
•Considered different components of financial exclusion and aggregate indicators to cover all our target audiences.
•Defined an inclusive financial system as one that maximizes the use of financial products and services, access and financing.
•Measured involuntary financial exclusion through barriers that people who do not participate in the formal financial system perceive.
•Applied a correction factor that matches our business penetration rate in the markets where we operate.
70 Approved in November 2023
Annual report 2024    94

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Our ambition is for our financial inclusion initiatives to reach five million people between 2023 and 2025. This is consistent with our penetration rate in the markets where we operate and with the gap identified in our latest assessment.
Our processes pinpoint the needs of customers facing financial difficulty; develop products and services; and train our teams71.
These processes align with our customer conduct model, vulnerable customer policy, and responsible banking and sustainability policy. We set out the accounting standards for initiatives and financially included individuals in our Financially included people guide, which applies to the entire Group. The guide includes these definitions:

•Unbanked: People who do not have a bank account or access to any banking services.
•Underbanked: People who, despite having a bank account, have difficulty accessing basic services (e.g. making deposits and withdrawals) or source financing informally.
•People in financial distress: People who earn less than their country’s legal minimum wage or who are unable to cover basic living expenses.
This guide also enables us to use common metrics to monitor and manage access and financing initiatives (listed below) that contribute to our financial inclusion target:

People subject to inclusion measuresA		Target
		+5 mnB
1.8 mn	4.3 mn
2023	2024	2025
In 2024, we financially included nearly 1 million people through access initiatives; and 1.6 million people through finance initiatives.
A. Based on internal financial inclusion methodology. Includes the principles, definitions and standards we use consistently across our footprint to count the number of people we include financially through initiatives, products and services for access and finance.
B. Cumulative figure since 2023.
Access
1 million
New people subject to financial inclusion measures related to access
We want to help unbanked and underbanked people enter the financial system and gain access to basic financial services, encouraging them to use financial services that are tailored to their needs and barriers, have greater control over their finances and enjoy faster and more secure transactions.
In 2024, our initiatives continued to:
•adapt to developing and mature market needs:
▪In developing markets, we focus on providing access to bank accounts and cash deposit and withdrawal services to unbanked and underbanked people. Our stand-out initiatives include partnerships with merchants in Mexico to offer Santander services, or the financial inclusion branches in Argentina.
▪In mature markets with high account penetration, but with an exodus of people from rural areas and an ageing population, we focus on continuity in access to basic financial services. Stand-out initiatives include Correos Cash and the waiving of fees for vulnerable customers in Spain.

•offer access amid humanitarian crises: making mobile branches available to remain close to our customers in the most affected areas and maintaining key financial services such as cash withdrawals, salary advance and payment holiday requests, and insurance. For more details on our actions during humanitarian crises, see section 3.2.4 'Supporting Communities'.
•promote inclusion: we are constantly adapting branches, products, services and channels for people with disabilities and senior citizens to be able to access them both in person and online.
All of this harnessing technology to drive financial inclusion, overcoming some of the barriers that prevent unbanked and underbanked people from accessing financial products and services.

71 For more details, visit our website santander.com/informe-inclusion-financiera.
Annual report 2024    95

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Access initiatives and services:
Promoting access to cash and transactions We promote underserved communities get cash through our remote branches and agreements with private and public entities that widen our footprint.	Branches in underbanked and remote regionsA
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

We also have global initiatives such as GetNet, which provides digital payment services to individuals and merchants with a wide range of payments solutions, boosting simplicity, speed and security, that reaches underbanked segments improving their financial inclusion.
Finance
1.6 million
New people subject to financial inclusion measures related to finance
We promote financing for underbanked SMEs and entrepreneurs, as well as the basic needs of low-income population through products and services tailored to their needs.
Our microfinance proposition supports inclusive growth and economic development in Latin America, where the financial inclusion gap is wide. We have been offering microfinance services to low-income and underbanked entrepreneurs since 2002. We help our customers set up small businesses, which drive economic growth and social mobility.
Through these initiatives, we offer loans to boost the income-generating capacity of new ventures and help microentrepreneurs safeguard their business through financing that meets their working capital needs. A large portion of the customers under these initiatives are women, who are less likely to access financial services in developing markets.

In 2024, we continued to:
•evolve our business proposition from microcredit towards microfinance, by extending our customer value proposition through solutions that go beyond credit — basic accounts, financial education, microinsurance and other services.
•make business models more efficient, without jeopardizing the social impact of our proposition. For instance, we leveraged the use of technology to open low-cost mobile branches and improved handling procedures to minimize the time from microloan application to the funds being available to our customers.
•combine group and individual credit granting model, adjusting to our customers’ circumstances and needs, high higher presence of individual model in Peru and Colombia, and growing — albeit at a lower rate — in Brazil and Mexico.

Annual report 2024    96

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Other finance-based initiatives and services

Supporting customers in financial distress We have debt relief programmes that include payment deferrals and line of credit extensions.	Supporting customers in financial distressF

Financing low-income households' basic needs We offer products and services that enable low-income households to access housing and meet other basic financial needs.	Affordable housing supplyG
Support for low-income households/people with difficulty accessing creditH
A.In Spain, branches in remote (or sparsely populated) areas to facilitate access to credit and combat social exclusion in communities of less than 10,000 inhabitants. In Portugal, branches in low-income, small or isolated regions, such as the Azores and Madeira. In Argentina, we have financial inclusion branches and remote agents in the marginal environment of Buenos Aires and vulnerable communities. In Poland, ATMs (Automated Teller Machines) in municipalities where there is no Santander branch or partner point of sale. In Uruguay, we have installed three mobile branches since 2020 to reach areas with low levels of banking penetration.
B.Agreements with Correos Cash in Spain, partnerships with retailers such as Oxxo and 7Eleven in Mexico, and agreements with third parties in Uruguay (e.g. Abitab, Red Pagos).
C.In Poland, we included the Cashless Poland programme to promote the use of payment terminals in localities where the use of digital media is low, and the use of our associated Partners Outlets points of sale. In Chile we included Mas Lucas.
D.In some countries, we have basic bank accounts that go beyond regulation in order to serve the bottom of the pyramid. For example, the Cuenta LIfe in Chile or the no-fee account for vulnerable customers in Spain.
E.In several countries we have value propositions aimed at the elderly. For example, tailor-made products for retirees in Mexico and Argentina, services such as Here & Now in Portugal to help seniors with limited digital skills, and third-party access initiatives in the UK to support seniors who need to be cared for.
F.We have programmes in many countries to help people with debt problems. In Portugal, we have the Iris programme to help customers manage defaults. In the UK, we help vulnerable customers get out of arrears with self-service tools and direct financial assistance. In Spain, we have financing programmes for vulnerable groups to relieve their mortgage debts.
G.In Spain, the bank participates in the Social Housing Fund, which facilitates renting for people on low income. It also has affordable rental housing. In the US, as part of its Communities plan, Santander US provides support for the construction, maintenance and rehabilitation of housing serving low- and moderate-income people.
H.We have initiatives to help groups with difficulties in accessing credit; among them, in Spain, we lend to SMEs at their risk limit; in the US, we lend to small businesses operating in low- and moderate-income communities; in Argentina, we lend to entrepreneurs with little credit history. In Mexico, we offer special credit programmes to people at the bottom of the pyramid.
ii. Progress on financial health
In 2024, we continued to make headway with a common approach to financial health. We define financial health as people’s ability to manage finances to meet short-term needs and support long-term goals, bringing stability to avoid financial distress.
We run initiatives in all our markets to promote financial resilience, planning, security and control among our customers in general and, especially, the most vulnerable groups.
The solutions that help customers boost their financial health by making more informed decisions include tools to manage money better, debt calculators and advisory service, which together with financial education support our customers' financial health and better informed decisions.
Financial health must go hand in hand with financial inclusion so that people who access the financial system can manage their money responsibly and effectively. We complement this with financial education to narrow the knowledge gap on financial products and digital skills.
For more details on our financial education programmes for customers and non-customers alike, see section 3.2.4 ‘Community Support’.
In 2024 we have set metrics to monitor financial health, especially for over-indebted customers.

3.3.3 Privacy, data protection and cybersecurity
This section outlines how we manage these IRO:

I-
Potential infringement of customers’, employees’ or shareholders’ rights due to a lack of appropriate technical or organizational measures to protect their personal data according to law and the practices set by the Group.

I+	Education and awareness on cybersecurity issues to understand potential threats and mechanisms to avoid them.

R	Potential losses due to fines or a reduction in the number of customers because of a failure to detect or respond effectively to breaches of privacy.

i. Privacy and data protection
The use of new technologies and progress with the digitalization of businesses have led to a rapid increase in the processing of personal data.
Our commitment to complying with regulation on the protection of personal data throughout their life cycle is key in this regard. Our corporate standards remain consistent with data protection and
Annual report 2024    97

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

privacy laws at all times, with an ethical and transparent management of personal data to enable individuals to exercise greater control over their data.
We apply measures to obtain and use only the data that is strictly necessary to process personal data for legitimate purposes. The aim of these technical and organizational measures is to preserve the confidentiality, integrity, availability and resilience of the systems and services that we use to process data; and thereby to achieve the correct protection of data subjects’ rights and freedoms; and to boost individuals’ and broader society’s trust.
We created our compliance programme following the privacy standards to manage data protection risk correctly. It is based on:
•local subsidiaries’ responsibility to abide by the General Data Protection Regulation (GDPR) and/or local regulation on data protection;
•a solid governance model consisting of:
1.corporate and local data protection policies.
2.a data protection officer (DPO) and/or privacy champions in each unit. We formally disclose appointees to local authorities.
3.a corporate oversight programme based on the monitoring of management indicators; annual reviews; and an annual monitoring forum sponsored by the Group Chief Compliance Officer where our units report on compliance status, key risks and focal points, and other key data protection matters.
Other measures that strengthen our data protection management are:
•a common, regular monitoring and reporting model for the units, including meetings that we document in minutes;
•procedures to manage security-related incidents and the risks that stem from the potentially unauthorized use of personal data. We also have specific plans of action, where required, which the corresponding areas manage;
•cooperation with third-party service providers that must comply with data protection regulation. All data processors are subject to a suitability test that we monitor through management indicators and review regularly;
•reviews on our compliance with data protection laws, which our Internal audit area performs as part of its annual programme;
•corporate tools that help us manage data protection-related tasks by bringing together and monitoring control information through indicators and the annual review programme. For instance, we regularly update our data processing inventory and report on indicators and security incidents;
•special training for DPOs and privacy champions as well as corporate initiatives and the sharing of best practice among units. In 2024, we ran a refresher course on data privacy by an external provider and initiatives on the back of it;
•employee training and awareness campaigns on data protection, which form part of our mandatory annual curriculum and that we monitor through management indicators; and
•special focus on regulatory developments to update and consolidate criteria, methodologies and documents.
In May we became aware of an unauthorized access to a Santander database hosted by a third-party provider. The bank’s operations and systems were not affected, so customers were able to continue to transact securely.
Bank put in place protective actions and corrective actions for clients and employees:
•Affected individuals, where applicable, were notified the incident and dedicated channels were put in place to provide them with further information.
•Information was made public by Santander in its corporate website.
•The bank started an education campaign for clients and employees regarding the most well-known types of fraud. This campaign has been reinforced in response to the incident and to minimize future similar incidents.
•Santander also notified the relevant supervisors and authorities where the group has a presence, including the data protection agencies, prudential supervisors, resolution authorities, and in some jurisdictions law enforcement as required by local regulations.
•Regarding clients, the Fraud Prevention and Cybersecurity teams continue to be on alert and analysing any relevant behaviour that could be associated with cases that take advantage of the information in question. Also, where relevant and appropriate, fraud prevention controls have been reinforced, that aim to mitigate the possible impacts associated with this incident.
Containment was complete and corrective action has been implemented that will minimize the possibility of any similar unauthorized access.
ii. Cybersecurity
Cybersecurity provides vital support to our purpose of helping people and businesses prosper and our aim to provide customers with first-rate digital services.
We have a board- and subsidiary-board approved cybersecurity framework that sets out the governance, functions, roles and responsibilities to manage cybersecurity throughout the Group, including the role of the Chief Information Security Officer (CISO).
Our cybersecurity policies, which develop the cybersecurity framework, are based on international standards and subject to ongoing review in order to maintain and enhance safety levels in the Group. In 2024 we updated our Cybersecurity requirements policy for technical and business areas, which includes security provisions for the different domains.
To assess how we’re doing on cybersecurity within the industry, we monitor our security rating provided by an independent third party. Bitsight Company gives us with a score between 250 and 900 (with 740-900 considered “Advanced”) based on public information and externally visible network traffic and systems. In 2024, we scored 790 points, which put us in the upper quartile among our peers and meant that we hit our target.
Annual report 2024    98

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Protecting our customers’ and employees’ information is the responsibility of every Santander employee. We outline this in another policy under our cybersecurity framework: Cybersecurity standards for the protection of Santander, which sets out the principles that we must follow. En 2024, we ran these cybersecurity awareness initiatives for our teams:
•Regular ethical phishing exercises to strengthen employees’ and partners’ resilience to cyber threats.
•Promote a culture of reporting suspicious incidents or messages through all available channels.
•Update to our mandatory cybersecurity training for employees, including security recommendations against malicious attacks by email, text message or phone call, deepfake, phishing, social engineering, and other threats.
•Specialized training for high-risk groups such as payment agents, IT professionals and developers, digital asset owners, board members, and executives and their support teams.
•Specialized fraud training for contact centre agents and branch employees.
•Internal awareness campaigns for all Group employees to keep them up to date with the latest cybersecurity and fraud trends.
To boost the protection of our customers online, we ran several initiatives that we assess by measuring their impact. In 2024, these campaigns reached 58% engagement (far exceeding the 10% market benchmark):
•Cyber Heroes, an interactive campaign where our customers test their knowledge of online security and fraud prevention in realistic scenarios. It's available in Argentina, Brazil, Chile, Mexico, Portugal, Spain, Poland, and the UK.
•Awareness workshops for retail and corporate customers at our branches to explain online threats and how they can reduce them.
•Por una vida online y corriente ('Everyday Cyber'), a global cybersecurity awareness campaign to help our customers adopt better online security and fraud detection habits.
•Corporate sponsorships, such as Ferrari and League of Legends (an online strategy game), which help us engage more audiences using their unique tones and language. These campaigns follow a multi-channel strategy to reach a global impact.
•In other Santander markets, our “Obvious Passwords” cyber campaign in Uruguay received local recognition for its work in raising awareness on such a hot topic as online security for customers.
•Titania, remains one of Santander’s key initiatives to raise awareness and promote learning about cybersecurity in the form of a fiction podcast. With over two million plays, it received the prizes for Best Podcast and Best Branded Content at the Ondas Awards in Spain.
We run these campaigns through the Group’s numerous digital channels. What’s more, users can report suspicious messages by writing to reportphishing@gruposantander.com.
In 2024, we continued to promote collaboration on cybersecurity and online fraud prevention with public and private organizations:
•Santander plays a key role in the Financial Services Information Sharing and Analysis Center (FS-ISAC) for the exchange of information in Europe and is the European board’s current chair. This organization, established in The Hague, has more than 1,000 members from 174 entities, including major banks, Swift and Europol.
•Santander is part of the leadership team of the US Ransomware Task Force, whose objective is to improve prevention and response capabilities against ransomware attacks.
•Santander contributes to the World Economic Forum's (WEF) initiatives to fight cybercrime. This includes the Cybercrime Atlas, which aims to disrupt cyber crime networks. We also participate in several working groups to promote cybersecurity talent through public-private partnerships; develop a cybersecurity resilience plan; and contribute to narrowing the cybersecurity skills and knowledge gap.
•We work on key cybersecurity and fraud prevention initiatives with other entities and organizations such as the Institute of International Finance (IIF), the European Financial Services Round Table (EFR), the European Banking Federation, DigitalEurope, and others.

For more details on our cybersecurity plan and the initiatives undertaken during the year, see section 5. 'Research, development and innovation (R&D&I)' in the 'Economic and financial review' chapter; and section '5.2 Operational risk management' in the 'Risk, compliance & conduct management' chapter.

Annual report 2024    99

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4. BUSINESS CONDUCT
(Governance information)
4.1 Corporate culture
Santander Way
We are a global company, guided by a common culture, The Santander Way. It is aligned with our corporate strategy and it is the basis of our success. Our values (Simple, Personal and Fair), our corporate behaviours (TEAMS), our leadership principles and our robust risk culture (Risk Pro) guide us every day:
•We continued to promote our behaviours and leadership principles in the Group’s talent processes, as well as promoting them among our leaders for them to be an example of our culture.
•We have intensified our efforts to give our employees the necessary tools and resources to improve their competencies and employability, aligning us with the most critic business and market demands.
•This year we evolved Dojo, our digital learning platform, that offers a personalized offer based on current and future roles, promoting a culture of self-development and continuous learning.
•We continued to assess how to improve our efforts through our employee listening programme - YourVoice, and we have developed action planes to keep making a better place to work.
•We continued to promote our culture through our performance review, MyContribution, where 50% is based on 'what' we do, 40% on 'how' we do it and 10% on our risk management.
•All the above is sustained by our Global Culture Policy, which sets the foundations, guidelines and standards to foster a coherent culture across Banco Santander.

Our values Simple Personal Fair

Our behaviours

Our leadership principles →Promote a 'Group First' mindset →Lead transformation →Build, develop and grow talent →Display TEAMS flawlessly →Drive inclusive culture

Our strong risk management culture
Annual report 2024    100

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.2 Ethical conduct
In this section we cover how Santander manages the following IRO:

I+	Act responsibly and consider investors’ interests and the impact on employees, broader society and the environment; pay taxes to support the distribution of wealth.

I-	Harm broader society through bribery or corruption.

R	Risk stemming from improper conduct that makes illicit funds or assets appear legitimate and, therefore, facilitates illegal activity or to benefit from it.

4.2.1 Conduct standards
Our General code of conduct (GCC) sets out the behaviours and values that all Grupo Santander employees must abide by when engaging with colleagues, customers, vendors and broader society. It helps promote a solid risk management and compliance culture and acts as a mechanism to prevent the risks we are exposed to.
The GCC promotes equal opportunity, non-discrimination, zero tolerance for sexual or work-related harassment, respect for others, work-life balance, human rights, and environmental protection.
The Grupo Santander board of directors approves the GCC, which all Group employees — general workforce, top management and members of the management bodies of the subsidiaries that make up Grupo Santander — must be aware of and comply with.
Available on our corporate website for all stakeholders to read, it is in force in every Group subsidiary.
It includes a message from our Executive Chair on the importance of having a solid and common corporate culture that all Santander employees are on board with. Subsidiaries’ versions also have a message from their local CEO.
The GCC’s core implementation mechanisms are:
i.Mandatory training for employees on the GCC through an annual course that instils the guidelines they must follow in their day-to-day to prevent possible risks, such as the Group’s penal responsibility; how to handle conflicts of interest according to our policy,72 and what to do if they receive gifts and invitations from people outside Grupo Santander.
We supplement GCC training with a statement that reinforces our employees’ pledge to comply with it.
ii.#YourConductMatters: Campaigns via email, Intranet and other media to boost employees’ awareness of the GCC, as well as of Canal Abierto and the latest whistleblower protection laws.
iii.The Compliance area, which deals with employees’ queries on the enforcement of the GCC.
iv.Canal Abierto, our whistleblowing channel where employees and stakeholders can report violations of the GCC and of our corporate behaviours.
v.Breaches to the GCC are managed and sanctioned in accordance with applicable regulations.
Our risk appetite metrics include monitoring of employees’ completion of mandatory training on the GCC. Every quarter, we gather completion data for every unit, which currently stands at 99,1% at December 2024. Thus, there is no requirement to put remediation plans in place.
Moreover, mandatory training forms part of our employees’ annual performance review, which acts as an incentive to complete it in due time.
We also use another management metric to identify how many incidents reported to the Group’s ethical channels are linked to violations of the GCC.

For more details, see section 7.2 ‘Compliance and conduct risk management’ in the ‘Risk management and compliance’ chapter.
4.2.2 Responsible taxation
The Group’s tax strategy is consistent with our business strategy. Our principles of action in tax matters, which apply to all our entities, must align with our purpose of helping people and businesses prosper and with our aim to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our employees, customers, shareholders and communities. The board of directors approves our tax strategy and revises it regularly.
The Group’s tax risk management and control, which draws on our internal control model, sets out the actions to follow our tax strategy and the principles that underpin it.
We participate in cooperative compliance initiatives led by tax authorities. Since 2010, we've adhered to the Spanish Code of Good Tax Practices and the UK Code of Practice on Taxation for Banks, and more recently, in 2022, to the Portuguese Code of Good Tax Practices. Since 2015, we've voluntarily submitted an annual Tax Transparency Report to Spain's Tax Authority.
The principles of Grupo Santander’s tax strategy must enable us to make appropriate contributions according to the value creation in each of the jurisdictions where we operate, as well as to comply with local laws.
Core principles of Santander’s tax strategy

•Satisfy our tax obligations based on a reasonable interpretation of tax laws, grounded on their spirit and intention.
•Respect the rules on transfer pricing and pay taxes in each jurisdiction according to our operations, assumed risks and profits.
•Not give tax advice or planning strategies when marketing and selling financial products and services. Not engage in
72 The Conflicts of Interest Policy has been updated to align it with the General Code of Conduct (updated in 2024) and to simplify it. In addition, the Procurement Management Conduct Policy has been integrated into this policy.
Annual report 2024    101

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

transactions or activities that enable our customers to avoid paying taxes.
•Communicate Santander's total tax contribution clearly, distinguishing between taxes borne by the Group and by third parties for each jurisdiction.
•Not create, or acquire a stake in, entities registered in countries or territories considered 'non-cooperative jurisdictions' without board approval; and properly monitor the Group's operations in such territories.

For more details on the Group’s tax strategy, visit our corporate website santander.com.
The Group’s tax contribution and the relevant role that our subsidiaries play in the effective application of their respective jurisdiction's tax systems are a key component of the sustainable and responsible banking framework we pledge to follow and our contribution to sustainable and inclusive growth.
In 2024, the Group paid EUR 22.5 billion in taxes, of which EUR 10.9 billion account for taxes we paid directly to the tax authorities (57.5% of income before taxes) and the rest for collected taxes originating from our business operations with third parties.
The taxes the Group paid directly are part of the cash flow statement and mainly correspond to the income tax paid in 2024 (EUR 5.9 billion at an effective rate of 30.9%).
There is usually a mismatch in the taxes we pay directly and those recorded in the financial statements because the payment date set by the laws of each country is often different to the accrual date of the income or the transactions subject to tax. Income tax expense recorded for the year amounts to EUR 5.3 billion, which means an effective rate of 27.8% (see Note 27 to the consolidated report).

For more details on the Group's tax contribution, see section SN 7.7 'Tax contribution'.
4.2.3 Financial crime compliance (FCC)
Grupo Santander is firmly committed to the fight against financial crime and compliance with financial crime prevention regulation in every market where we operate.
Our Group board-approved and subsidiary-ratified Corporate financial crime compliance (FCC) framework sets out the key principles for preventing financial crime, which underpin these programmes: the anti-money laundering and terrorism financing prevention programme (AML/CFT); the sanctions programme; and, since 2023, the anti-bribery and anti-corruption programme (ABC).
This framework is available to all employees and interested third parties. Moreover, we use information channels to raise awareness of the importance of financial crime compliance. We reach out to all our stakeholders through annual training programmes, communications channels (corporate and subsidiary Intranet sites), awareness campaigns, internal newsletters and best practices so that they can learn about and understand their responsibilities across the Group’s entire operations.
The policies that build on this framework (including customer due diligence — CDD — procedures) are designed according to domestic and international financial crime regulation to manage and mitigate the impacts and risks related to FCC and protect the Group’s integrity in all our businesses and operations. We constantly review and update our policies to remain consistent with regulatory amendments and new and ever-changing external threats.
Moreover, we have a common oversight methodology that enables us to verify that all our operations comply with this framework under the most demanding, standardized criteria that the centralized and technical FCC units in our markets endorse. These units also play a crucial role in promoting FCC culture and awareness to all Grupo Santander employees.
The central and subsidiary-based Financial Crime Prevention units engage in constant dialogue with all the Group’s businesses and functions to identify new risk types, overcome emerging challenges to prevent those risks, and implement risk management, control and mitigation best practice. Some of the salient responsible banking topics to highlight are:

For more details on our provisions, see Note 25 of this report.
People in special situations
Our FCC onboarding supports the Group’s ambition to help people in special situations73 get access to financial services and requires business units to mitigate the potential financial crime risk related to these groups, based on objective criteria and compliance with FCC regulation.
Our mandatory FCC procedures (identification, risk segmentation and due diligence) for people in special situations to access to banking services and the document updates we perform under our FCC framework are free of bias and subject to strict compliance with the law. Moreover, the Group has been and will continue to run remote and in-person onboarding that gives equal access and opportunity that best adapt to each customers’ circumstances.
People trafficking and exploitation environmental crime
Our customer risk assessment considers the risks stemming from the sectors that our customers operate in. To categorize a sector, we consider exposure to corrupt practices, people trafficking, modern slavery, labour exploitation, child abuse and environmental crime. We subject these sectors to further know-your-customer (KYC) due diligence to be absolutely sure of their level of exposure or link to those types of practices. We also have transaction control systems that enable us to detect irregular movements that may come from or be related to such practices.
73 People in special situations (non-exhaustive list): individuals living in extremely rural areas, those residing in care facilities or pensioners, people unable to manage their financial affairs, gender expression, students and young people, individuals living in shelters or refuges, prisoners and those on parole, international students, economic migrants, refugees, and isolated individuals.
Annual report 2024    102

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Grupo Santander plays an active role in public-private sector initiatives and specialist forums where we provide financial crime prevention knowledge, expertise and analysis. As a global bank that offers a wide range of financial products and services, we have a deep understanding of the risks related to our sector. We are firmly committed to the integrity of the financial system and the development of effective solutions to boost cooperation between the public and private sectors in tackling complex and global challenges.
Bribery and corruption
In 2024, we continued to implement our ABC programme, which is also subject to constant review and update in line with the rest of our policies.
We conduct a risk and control self-assessment (RCSA) in all our subsidiaries and units to identify residual risk within the organization.
It involves assessing the inherent risks of our business activities in terms of financial crime, with money laundering and terrorism financing key factors and bribery and corruption also factors that we consider. Marketing, Sponsorships, Vendor Management and Human Resources are the areas with the highest exposure to the ABC risk taxonomy. In 2024, we continued to enhance our awareness strategy, which is based on the programmes included under our corporate framework, by combining basic training with customized programmes. Throughout the year, we ran technical sessions, FCC risk awareness workshops, courses on ABC risks for procurement staff, and specialized training for board members.
Thus the Group’s annual programmes cover FCC risks sufficiently. Our training plans, which we supplement with compliance programmes, help raise awareness among all the Group’s employees.
As one of our KPI, the number of employees we train in the Group highlights our firm commitment to mitigating bribery, corruption and other FCC risks. This cover all risks functions takers. In particular:
◦166,199 employees trained in FCC.
In 2024, we continued to bolster our assessment and mitigation of the risks related to outsourcing and supplier relations in order to automate the controls stemming from the ABC programme. To support this initiative, Group employees received specialized training on ABC and our code of conduct. This is a step forward that bolsters Santander’s operational resilience and regulatory compliance significantly.

For more detailed information on this issue, see section 4.4 'Our suppliers'.
Detecting and managing FCC incidents
Per FCC laws, the financial intelligence units in all our markets have a robust system to detect, investigate, respond to and inform the authorities of suspicious transactions in terms of FCC (including those with indications of bribery or corruption). This system includes internal controls, lines of action and independent investigation committees that operate outside of the chain of command to preserve impartial incident management. The findings of these investigations are reported regularly to the Group’s management and oversight bodies.
Highlights of key activities related to detection and cooperation with authorities activities in 2024 include:

231,810	453,175
disclosures to authorities	investigations conducted

Moreover, our whistleblowing channel, which we manage according to the Group General code of conduct and Canal Abierto policy, is where individuals can report violations of laws and internal compliance regulations related to the fight against financial crime (FCC).
In accordance with the established criteria74, the Group has no record of any judicial or administrative proceedings in relation to corruption and anti-bribery, nor in relation to anti-money laundering and terrorism financing.

For more detailed information on this issue, see section 4.2.1 'Conduct standards'.

For more detailed information on this issue, see section 4.3.1 'Canal Abierto'.
74 Reference is made in this Sustainability statement to judicial and administrative proceedings that have finalised during 2024 with a firm conviction, sanction or fine against an entity of the Group, which are relevant to the Group due to their materiality.
Annual report 2024    103

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.3 Ethical channels
In this section we cover how Santander manages these IRO:

I+	Protect the confidentiality of users of the bank’s ethical channel and have an effective reporting system in place that follows robust principles and procedures.

I-	Negative impact on the environment or broader society by failing to implement measures to resolve incidents through complaints or reporting channels or due to a lack of continuous improvement actions.

4.3.1 Canal Abierto
Canal Abierto is an anonymous and confidential Grupo Santander channel to report unethical conduct. It protects whistleblowers by expressly prohibiting reprisals or any negative consequence against them. Every unit in the Group administers its own ethical channel in different languages (including the local tongue) according to the common standards set out in the Canal Abierto policy since 2020.
Minimum standards applicable to all channels include subsidiary CEO endorsement; communication to employees of the importance of using the channel; information on how incidents have been handled and lessons learned; easy access to the channel and anonymity (if desired); external platforms to receive reports according to best practice; mechanisms to manage conflicts of interest in internal investigations of reports; and regular internal audits.
The board of directors approved the Canal Abierto policy and the related usage and operation procedure, and brought the Banco Santander channel under the Chief Compliance Officer's direct remit. These policies and procedures are available to Group employees and stakeholders on our corporate website and the Canal Abierto platform.
Canal Abierto is available to employees on Santander Now (Intranet) and to any Banco Santander stakeholder through our corporate website and the Canal Abierto platform.
Canal Abierto is mainly set up to receive reports from employees; however, some subsidiaries’ local channels are open to vendors, customers and other stakeholders, who can report violations of the GCC. Business incidents or complaints outside of Canal Abierto’s scope are not accepted on these channels.
On Canal Abierto, whistleblowers can report their suspicions about professional conduct related to:
→unlawful acts at the workplace;
→irregularities or breaches of the General code of conduct and its implementing regulation that may be subject to disciplinary action;
→improper accounting or auditing practices, internal control or influence on external auditors (SOX);
→violations of anti-money laundering and terrorism financing laws or of our internal regulations to comply with those laws, as well as acts of corruption and bribery;
→violations of securities market laws;
→conduct that may involve an act that infringes the law or any other regulation and, in particular, a serious or very serious criminal or administrative offence or infringement of European Union law; and
→acts or conduct that go against the Group’s corporate behaviours.
Santander pledges to handle reports received through Canal Abierto in a diligent, independent and objective manner for the benefit of the parties involved. This is a protective measure for the people who communicate in good faith through the channel, as well as for anyone else who takes part of the related internal investigations. The following criteria, which we set out in the Group’s Canal Abierto policy, reflect that pledge:
→Appropriate handling of the reports received, notwithstanding their possible rejection should they fall under any of the cases provided for in internal regulations or if it is considered that there are no grounds for a case.
→60-day processing time, which could be extended by up to 30 days for cases that are considered especially complex.
→Conflict of interest management during the investigation of cases, in which anyone who may have a conflict of interest with the persons involved in the matter will refrain from taking part. The usage and operation procedure details the teams tasked with investigating each case in relation to the type of report.
→The prohibition of reprisals against employees or other stakeholders who report, in good faith, breaches of internal or external regulations or conduct that does not align with our corporate behaviours, for having merely accessed an ethical channel.
Every year, our employees undertake a mandatory training course on the General code of conduct that includes a module on the importance of using Canal Abierto.
Moreover, we raise awareness of Canal Abierto and it assurances among our employees through email and other channels that detail statistics on the handling of the reports received, the channel’s features, when to use it, and other information.
On an annual basis, the compliance function prepares a joint report for the risk supervision, regulation and compliance committee and the audit committee, informing their members about the activity of the Group’s channels, key statistics, and other matters related to Canal Abierto.
The Compliance area aims to enhance how we manage and analyse the Group’s ethical channels in order to keep our governing bodies informed of the risks that we may spot, the key concerns of employees and stakeholders, and the action plans we put in place to reinforce our ethical and compliance culture.
Annual report 2024    104

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

We collect data on the Group’s ethical channels every quarter in relation to the number and type of reports received, and the measures taken.
An external auditor reviews those data regularly to ensure their traceability and integrity.
In 2024, 4,437 reports were received, including 216 reports from third parties (163 from customers and 53 from vendors).

2024
Reports receivedA	4,437
reports received over total headcount	2.1%
Categories of received reports
Breaches to the GCC	2,286
Marketing of products and services	321
Relative to privacy/security and confidentiality of information	116
Internal fraud	292
HarassmentB	1,094
Equal opportunities and non-discrimination	132
Conflicts of interest/activities outside the Group	219
Other breaches to the GCCC	112
Cases of Human ResourcesD	1,754
Other typologiesE	397

Closed reports	4,122

Disciplinary actions	715
which led to dismissals	393
Dismissals over total headcount	0.2%
A. Scope includes companies in: Argentina, Brazil, Chile, Spain, Mexico, Poland, Portugal, United Kingdom, United States, Uruguay, Colombia, Peru, Switzerland, Bahamas, and Digital Consumer Bank subsidiaries and SCIB branches. In 2023, reports received were 3,611. The increase in the number of cases received is due to the fact that in 2024 a wider perimeter of business units was taken into account, including banking and non-banking units.
B. Harassment (according to CSRD regulation) is defined as a situation where an unwanted conduct related to a protected ground of discrimination (for example, gender under Directive 2006/54/EC of the European Parliament and of the Council (15), or workplace harassment among others) occurs with the purpose or effect of violating the dignity of a person, and of creating an intimidating, hostile, degrading, humiliating or offensive environment. Over the total communications received in this category, 89% were of workplace harassment.
C. It includes reports relative to Anti-money laundering and terrorist financing and sanctions; cybersecurity, gifts and invitations, corruption and bribery, market abuse and antitrust. The Group received 14 reports in 2024 regarding corruption, which led to 3 dismissals.
D. It includes reports relative to breach of corporate behaviours, labour regulations and serious acts of disrespect.
E. It includes reports relative to external fraud, accounting and auditing and any other breach of the Group’s legal or internal regulations, policies or procedures in relation to functional or organizational aspects not mentioned in the categories above.

In accordance with the established criteria75, the Group:
•has no record of any judicial proceedings in relation to incidents of discrimination or violation of fundamental rights.
•has no record of cases involving employees that refer to serious human rights incidents.
4.4 Our suppliers
In this section we cover how Santander manages these IRO:

I+	Promote responsible practices among vendors; engage with them, assess their ESG performance and give them recommendations and tools to improve.

R	Potential risk from failing to ensure the operational resilience of the value chain by assessing vendors’ solvency, reputation and compliance with the law.

4.4.1 Acting responsibly towards suppliers
Our outsourcing and third-party management model and third-party certification policy (which apply in all our markets) provide a methodology so that our suppliers meet the Group’s minimum requirements to avoid risks that stem from substandard operational resilience, solvency, reputational control and regulatory compliance.
Moreover, to promote responsible practices in our supply chain, we have a supplier ESG certification methodology76 that supplements the third-party certification policy with the aim of identifying the suppliers that pose the greatest risk in terms of sustainability. This methodology also helps us determine which controls to adopt according to the risk identified.
As a driver of the Global Compact training programme, we’re supporting our suppliers in their transition through courses to boost knowledge on sustainability and the resources needed to implement it.
Sustainability in procurement
In 2024, we began embedding the new ESG approval methodology in the Group, that enables us to:
75 More detail see previous footnote.
76 Applicable in accordance with local regulations.
Annual report 2024    105

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Pre-classify all our suppliers according to their sector's environmental and social exposure77.
•Give our suppliers a final ESG risk classification as low, medium or high, through adjusting the pre-classification with a survey considering other factors as country risk, number of employees, and company-specific environmental traits.
As at 2024 year end, we had assessed 487 suppliers78 identified with ESG risk. We plan to continue embedding this methodology and complete assessments by giving all our suppliers a final risk classification over the next two years.
This assessment includes such ESG aspects as carbon footprint calculation, inclusion in terms of gender and people with disabilities, flexi-working, minimum wage and good governance practices, codes of conduct and anti-corruption policies, human and labour rights recognition, and other elements set out in international standards such as the United Nations Global Compact.
We supplement our supplier assessments with remediation plans, where necessary, based on our findings. This helps our suppliers in their transformation and compliance with domestic, European and international ESG regulatory frameworks.
Sustainability in supplier negotiations
Negotiations to procure certain products and services such as cards, electricity and corporate vehicles include mandatory and specific sustainability requirements that we embed in purchasing specifications.
Moreover, we request ESG information in the tenders of other products and services that also have a vast environmental and social impact, such as purchases of ATMs (Automated Teller Machines) and hardware, and the transportation of cash. This information, which in 2024 we considered for illustrative purposes, includes the product's or service's carbon footprint, the use of recycled or renewable materials, energy efficiency, accessibility for people with disabilities, and compliance with social, labour and environmental laws in the supply chain.
Other key aspects
→ The Group has a corporate tool to enhance and standardize the certification of higher risk suppliers in all our core markets as well as to review key risks such as cybersecurity, business continuity, physical security, facilities and data protection, anti-bribery and corruption, data integrity and other additional risks.
→ We continue to build up expert teams in our markets to consider ESG standards in negotiations and risks assessments under the new methodology.
→ We’re working to extend our ethical channels for suppliers to the rest of our core markets.
4.4.2 Supplier payments practices
→ EUR 11.6 billion paid to suppliers. 89% are local and account for 88%79 of total procurement volume.
The Group fully complies with the maximum payment terms prescribed by law. Our average is 15 days (we paid 81% of invoices within the maximum period). We have a cost model that oversees payments to third parties, and is expected to be complemented with specific controls for SMEs. There are no significant differences found in payment terms to suppliers. Likewise, the Group has no record of any judicial or administrative proceedings related to non-payment to suppliers.80
77 Based on S&P’s ESG Risk Atlas.
78 New metric not comparable to 2023 information. Main companies of the Group in: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Portugal, Peru, Spain, United Kingdom and Uruguay, and other geographies in which Digital Consumer Bank operates such as Italy.
79 Main companies of the Group in: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Portugal, Poland, Peru, Spain, United Kingdom, United States and Uruguay, and other geographies in which Digital Consumer Bank operates such as Italy and Nordics.
80 Reference is made in this Sustainability statement to judicial and administrative proceedings related to non-payment to suppliers which are ongoing during 2024 and are relevant to the Group due to their materiality.
Annual report 2024    106

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SUSTAINABILITY NOTES
SN 1. Introduction, basis of presentation of the Sustainability statement and other information
a) Introduction
This report is the 'Consolidated non-financial information statement and sustainability information' of Banco Santander, S.A. and its subsidiaries”. It provides detailed information in accordance with Directive (EU) 2022/2464 on corporate information on sustainability and Commission Delegated Regulation (EU) 2023/2772. It also includes the information necessary to comply in accordance with Art.49, sections 5, 6, 7, 8 and 9 of the Spanish Commercial Code as amended by Act 11/2018, which transposes into Spanish law Directive 2014/95/EU of the European Parliament and of the Council of 22 October 2014 amending Directive
2013/34/EU as regards disclosure of non-financial and diversity information. The Sustainability statement forms part of the consolidated directors’ report of Santander Group and the board of directors approved it on 25 February 2024.
b) Scope of information
The scope of this document covers the core activities of the Group and its subsidiaries from 1 January to 31 December 2024 and is prepared following the same consolidated basis (principles, accounting policies and criteria) as the financial statements and with the criteria differences set out in this table:

Topics	Scope of information

Climate, our transition plan (Environmental information)
Supporting our customers in the green transition
Green finance	Corporate & Investment Banking.
Financing of electric vehicles	Digital Consumer Bank auto loan portfolio.
Purchase of cards made of sustainable materials	Main companies of the Group in: Argentina, Brazil, Chile, México, Poland, Portugal, Spain, United Kingdom and Uruguay.
Embedding ESG in risk management
Portfolio exposure to climatic sectors	Full Group scope
Equator Principles	Corporate & Investment Banking.
Aiming to align our activity with the Paris Agreement Goals
Climate alignment
Corporate & Investment Banking for thermal coal, power generation, oil & gas, aviation, steel and auto manufacturing portfolios. Digital Consumer Bank for the auto loan portfolio. Commercial banking perimeter of Brazil for the agro portfolio. And perimeter of commercial banking in Spain and the United Kingdom for the portfolio of residential mortgages and real estate.

Environmental footprint
Full Group scope. Except for the calculation of Scope 3 emissions (categories 1, 2, 4 and 9) for which the information of main companies of the Group in: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Portugal, Poland, Peru, Spain, United Kingdom, United States and Uruguay, and other geographies in which Digital Consumer Bank operates such as Italy.

EU Taxonomy
Green Asset Ratio (GAR)	Scope based on the prudential consolidated group, in accordance with the Commission Delegated Regulation (EU) 2021/2178.
Supporting employees, communities and customers (social information)
Acting responsibly towards our employees
Headcount	Full Group scope (except for accident data where Santander Polska S.A. is not included)
Remuneration	Full Group scope
Annual report 2024    107

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Training	Full Group scope
Employee engagement survey	Full Group scope
Communities sustainable development
SRI AuMs	Wealth Management & Insurance: SAM and Private Banking
Support for higher education, employability and entrepreneurship	Main companies of the Group in: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, United Kingdom, United States, United Kingdom and Uruguay, in addition to Fundación Universia.
Other community support programmes
Main Group companies in: Germany, Argentina, Brazil, Colombia, Chile, Spain, United States, Mexico, Perú, Poland, Portugal, United Kingdom, Uruguay, and the rest of the countries in which Digital Consumer Bank operates, as well as Foundations associated to the Group (e.g. Fund. Banco Santander in Spain, Santander Foundation in the United Kingdom, etc.).

Acting responsibly towards customers
Customers, offices and channels	Full Group scope
NPS (customer satisfaction)	Main Group companies in: Argentina, Brazil, Chile, Spain, United States, Mexico, Poland, Portugal, United Kingdom and Uruguay.
Customer complaints	All Group entities (>1% of reported claims volume in 2024).
Financial health and inclusion	Main companies of the Group in: Argentina, Brazil, Colombia, Chile, Chile, Germany, Mexico, Peru, Poland, Portugal, Spain, United Kingdom, United States and Uruguay.
Business conduct (governance information)
Corporate governance
Corporate governance	Banco Santander, S.A.
Communications with shareholders and investors	Banco Santander, S.A.
Ethical conduct
Mandatory training on the GCC	Full Group scope
Tax contribution	Full Group scope
Financial crime compliance	Main Group companies with FCC obliged parties within the perimeter of GFCC (Group Financial Crime Compliance).
Litigation and penalties	Full Group scope
Ethical channels
Ethical channel
Group companies in: Argentina, Brazil, Chile, Spain, Mexico, Poland, Portugal, United Kingdom, United States, Uruguay, Colombia, Peru, Switzerland, Bahamas, and CIB and Digital Consumer Bank subsidiaries and branches.

Acting responsibly towards suppliers
Payments to suppliers
Main companies of the Group in: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Portugal, Poland, Peru, Spain, United Kingdom, United States and Uruguay, and other geographies in which Digital Consumer Bank operates such as Italy and Nordics.

Evaluated suppliers identified with ESG risk
Main companies of the Group in: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Portugal, Peru, Spain, United Kingdom and Uruguay, and other geographies in which Digital Consumer Bank operates such as Italy.

Significant changes in criteria with respect to the 2023 Sustainability Report are reflected in the corresponding section of this chapter, and generally in section h) of this note.
For a list of subsidiaries included in the consolidation that are exempt from individual or consolidated sustainability reporting pursuant to article 19a or 29a(8) of Directive 2013/34/EU, see Annex 1. Subsidiaries of Banco Santander, S.A. in the ‘Audit report and consolidated annual accounts'. Of this list, the following companies are required to report sustainability information under CSRD:
•Santander Consumer Bank AS (in Norway)
•Santander Bank Polska S.A. (in Poland)
•Stellantis Banque France (in France)
Other companies that meet the requirements established by the standard but are located in countries where the directive has not been transposed are not considered obliged to report under the CSRD.
Moreover, the Group has not applied the exemption in relation to the breakdown of information on upcoming events or matters under negotiation.
From 1 January 2025 to the date on which we prepared this Consolidated non-Financial Information Statement, there were no additional events that could have a significant impact on the information set out in this report other than those described in the consolidated annual accounts.
For more details, see Notes 1, 2, 3 and 53 to the consolidated report and sections 3 and 4 of the ‘Economic and financial review’ chapter.
Annual report 2024    108

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

c) Value chain
Banco Santander has a defined value chain that identifies all the actors involved in it. It considers the entire consolidation scope set out in the bank’s Annual Report. This chart illustrates our value chain. It is split into three main groups (upstream, own operations and downstream) and shows the actors in each one:
To define the value chain, the Group considered the indications of Regulation 2022/2464 (paragraph 33); Delegated Regulation 2023/2772 (ESRS 1); and the EFRAG (European financial reporting advisory group) Value Chain Implementation Guidance.
These are the definitions we used:
Upstream: Set of activities or processes carried out by companies that are part of the bank’s upstream phases and that provide the inputs81 that we use for the development and marketing of products and services. This includes companies with which the bank has a direct and indirect commercial relationship.
•Financial institutions: Monetary institution and public entity responsible for setting monetary policy that will impact on Banco Santander; regulating currency circulation; supervising the interbank market in which the bank operates; and providing liquidity, where required, for solvency purposes. For instance, the European Central Bank, Banco de España, Bundesbank, Narodowy Bank Polski, etc.
•Product and service providers: Companies that provide products and services that are subsequently marketed in later phases of the bank’s value chain or that the bank uses to carry out its operations. For instance, insurance companies (e.g. suppliers of products that are marketed in the bank’s downstream phase), technology providers, external audit and consulting service providers, materials suppliers and office landlords.
The Group continuously oversees the correct management and maintenance of its supplies to offer a high value added service to customers and to guarantee business continuity.
Own operations: Activities that the bank’s functional areas and employees carry out in our markets and subsidiaries.
•Assets: Assets and properties that the bank owns. For instance, tangible assets such as offices.
•Geographies: Places where the bank and its subsidiaries carry out their operations. For instance, Brazil, Spain, United States, the United Kingdom, and Mexico.
•Cross-cutting areas/functions: Departments and areas within the bank whose function is to manage and develop the bank’s operations. For instance, Compliance, Risk, Strategy, Human Resources, Procurement.
Downstream: Commercial relationships and the products and services that the bank sells to meet the needs of its customers and end users.
•Retail and Commercial Banking: A segment that focuses on meeting financial needs and offering a variety of products and services that are accessible and tailored to specific customer requirements. It covers all retail (individual) and commercial (SMEs, large corporates and institutions, excluding those in CIB) banking operations. For instance, savings accounts, mortgages, credit cards and financial services for SMEs.
•Digital Consumer Bank: A segment that aims to convert single product customers into complete banking customers through other products. This business brings together Openbank (online banking platform) and Santander Consumer Finance. For instance, auto loans, consumer loans and credit cards.
•Corporate & Investment Banking (CIB): A segment that provides a wide range of financial services to businesses,
81 Resources that develop and/or help create products and enable us to operate as a bank (e.g. employees; capital; buildings, offices and other physical infrastructure; technology; and others).
Annual report 2024    109

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

institutions and governments. It includes global corporate banking, investment banking and markets worldwide, as well as globally managed treasuries and equities businesses. For instance, advice on mergers and acquisitions (M&A), corporate finance, investment banking, asset management and risk management.
•Wealth Management & Insurance (Wealth): A segment that provides specialized financial services to high net worth clients and those seeking to protect their assets through insurance. It comprises Santander Asset Management, Santander Private Banking, and Santander Insurance.
•Payments: A segment that provides digital payments and global technology solutions for the bank and new customers in the open market. It is structured into two businesses: PagoNxt and Cards (e.g. the cards platform).
•Joint ventures, associates and other investments: Entities that are not globally integrated in the annual accounts but in which the Group has decision-making capacity over their operating activities that have not been previously considered in the value chain.
•Retailers: Sales channels for companies in the final phases of the value chain that, through their own commercial network, are responsible for selling the bank’s products and services to their customers. For instance, car dealerships.
d) Information not disclosed
In response to the request set out below, the Group has disclosed partial information. It is not possible to make further disclosure because it is confidential and sensitive information on the Group's strategy
•ESRS 2. Minimum Disclosure Requirement - Actions MDR-A - Actions and resources in relation to material sustainability matters. Paragraph 69 regarding disclosure of operating expenses (OpEx) or capital expenditure (CapEx) allocated to action plans.
The Group discloses certain metrics such as the amounts spent on employee training and energy efficiency initiatives and investment in community support, found in the corresponding sections of this report and our annual accounts.82
There is no other classified or sensitive information, or information relating to intellectual property, know-how or innovation results, that the Group has not included in the report.
e) Time horizons
In preparing this Sustainability statement (including the analysis of double materiality), we used the following time horizons:
•One year for the short term (this is the standard time horizon for the short term in the Group).
•One to five years for the medium term (financial planning).
•More than five years for the long term (strategic plan).
These horizons coincide with those provided for by the ESRS standards. We expressly indicate the different time horizons we use for processes or metrics described in this report.
f) Significant estimates and assumptions
The Group discloses metrics that incorporate value chain information, which includes both direct data sources (from customers or investees) and estimated data from third-party data providers or sector averages. In some instances, these estimates draw on factors that the Group is unable to influence and that may have a significant impact on the information disclosed.
The most significant estimates and assumptions relate to the Group’s disclosure of GHG emissions, the measurement of which is subject to considerable uncertainty due to methodology and data limitations, including reliance on third-party data. Our analysis and climate target-setting uses estimates based on the recognized frameworks available at the time. As methods and data evolve, our data sources and figures may become outdated, and updates to methodologies and assumptions could lead to different conclusions. Thus, greenhouse gas emission factors are expected to increase once data becomes available and the corresponding companies are included in the calculations.
Climate-related targets, actions and initiatives require forward-looking parameters and long-term horizons. Our forward-looking statements reflect our current view of future events and are based on expectations, projections and estimations. These involve significant uncertainty and risk due to such factors as scientific developments, methodology developments, standards variation, future market conditions and technological advances (which vary across industries), as well as challenges in data availability and accuracy and regulatory changes. These assessments must evolve and should not be considered reliable indicators of future performance.
We expect improvements in data quality, coverage and availability in the coming years, driven by increased sustainability information reporting and disclosure obligations and other elements. We also expect new guidance, industry standards and scientific research in this area. For that reason, Grupo Santander reserves the right to review and update its targets, methodologies and approach regularly and as necessary.
The disclosure of EU Taxonomy reporting is also subject to uncertainty over data quality and the use of third-party data. For more details, see section NS 5. EU Taxonomy of this Sustainability Statement.
g) Comparative information, changes in the preparation or presentation of sustainability information
The Group has chosen to avail itself of the transitional provision relating to section 7.1 of NEIS 1 comparative reporting whereby the company is not required to disclose comparative information in the first year of application of the directive.. Except for information that is necessary to comply with Spanish Law 11/2018 and the perimeter of disclosure allows its comparability.
In order to comply as accurately as possible with the different requirements established by the regulation, the following
82 See sections 2.4.5 Our Environmental footprint, 3.1.1 Talent and Skills Development and 3.2.4 Community Support for this chapter; and notes 46 and 47 of the Annual Accounts.
Annual report 2024    110

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

indicators have been subject to modification in their calculation methodology. Therefore the information provided in this Sustainability statement is not comparable with the information provided in previous years.
•Number of calendar days lost due to work-related injuries and fatalities. Fatalities have been included in this metric. In previous years, only work-related accidents, common illnesses and non-work-related accidents were considered.
•Energy consumption (renewable and non-renewable). This is calculated based on the percentage of each generation source (nuclear, renewable and fossil fuels) in each of the countries where we consume energy and considers the renewable electricity that we buy and self-produce. Only electricity that has a renewable certificate is counted as renewable electricity.
•Scope 1 emissions. Emissions derived from refrigerant gas leaks are included for the first time.
Additionally, the reporting scope that applies to the related metrics has been modified:
•Internal consumption. The reporting scope is expanded with information from all subsidiaries. Now covering 100% of the Group's consolidated scope.
•Footprint compensation. Starting this year "2024", the Group compensates scopes 1 and 2 of 100% of the Group.
Finally, scope 1 and 2 emission reduction targets have been reviewed, based on the targets defined in the previous 2022-2025 plan. These targets are based on 2020 and have a horizon of 2030.
At the date of publication of this report, no material misstatements of information disclosed in prior periods have been detected.
h) Incorporation by reference
This report includes all the information necessary to comply with the requirements established in the ESRS, except in those cases in which such information is already included in the Group's audit report and consolidated annual accounts. In these cases, which are detailed below, the disclosure will be made by reference to that report.
•ESRS 2 - Disclosure requirement BP-1, paragraph 5.b).ii. Reference is made to Appendix I of the Group's consolidated annual accounts and audit report for the list of subsidiaries of Banco Santander, S.A.
•ESRS 2 - Disclosure Requirement SBM-3, paragraph 48.d). Reference is made to note 25.e) of the Group's consolidated annual accounts and audit report to complete the information relating to the financial effects derived from the amount of convictions or penalties.
•ESRS 2. Minimum Disclosure Requirement - Actions MDR-A - Actions and resources in relation to material sustainability matters. Paragraph 69 regarding disclosure of operating expenses (OpEx) or capital expenditure (CapEx) allocated to action plans. Reference is made to notes 46 and 47 of the Group's audit report and consolidated annual accounts for more details on the connection of sustainability information with annual accounts information.
•ESRS 2 - Minimum Disclosure Requirement - MDR-M parameters, in relation to the positive impact of 'Act responsibly and consider investors’ interests and the impact on employees, broader society and the environment; pay taxes to support the distribution of wealth'. Reference is made to note 27 of the Group's audit report and consolidated annual accounts for more details on the Group's tax information.
•ESRS S1 - Disclosure Requirement S1-17, paragraphs 103(c), 104(b) and AR 105. Reference is made to note 25.e) of the Group's Annual Report and Consolidated Financial Statements to complete the disclosures regarding serious human rights incidents involving the company's personnel.
•ESRS S3 - Disclosure Requirements S3-1, paragraph 17 and AR 12; and S3-4, paragraph 36. Reference is made to note 25.e) of the Group's Consolidated Annual Report and Accounts for supplementary information on serious human rights incidents relating to affected groups.
•ESRS S4 - Disclosure Requirements S4-4, paragraph 35. Reference is made to note 25.e) of the Group's Consolidated Annual Report and Accounts for supplementary information on serious human rights incidents relating to consumers or end-users.
•ESRS G1- G1-4, paragraphs 24.a) and 25.d). Reference is made to note 25.e) of the Group's Annual Report and Consolidated Financial Statements to complete the information regarding convictions and fines for breaches of anti-corruption and anti-bribery laws.
Sustainability note 11. 'Directive (EU) 2022/2464 content index' provides the sections of this report and of the Group's Annual Report and Consolidated Financial Statements where the information that responds to each of the requirements defined by the ESRS can be found.
i) Use of phase-in provisions in accordance with Appendix C of ESRS 1
The following table details those requirements for which Grupo Santander has opted to not disclosure in this first year of preparing its sustainability report in accordance with the Commission's delegated regulation (EU) 2023/2772.

ESRS	Disclosure requirement	Description
ESRS 2	SBM-1, paragraph 40, b( and c)	Total revenue/Revenue by significant ESRS Sectors
ESRS 2	SBM-3, paragraph 48 e)	Potential financial effects
ESRS E1	E1-9	Potential financial effects from material physical and transition risks and potential climate-related opportunities
ESRS S1	S1-7	Characteristics of non-employee workers in the undertaking’s own workforce
ESRS S1	S1-14	Health and safety: information on non-employee workers
ESRS S1	S1-15	Work-life balance
Annual report 2024    111

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

List of datapoints in cross-cutting and topical standards that derive from other EU legislation
The table below illustrates the data points covered by ESRS 2 and the thematic ESRS derived from other EU legislation. For each data point, in the last column, it is indicated whether or not it is material and if it is, where in the report the information is located.

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	Indicator number 13 of Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816 (5), Annex II		Sustainability notes. SN2. Sustainability governance
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			Delegated Regulation (EU) 2020/1816, Annex II		Sustainability notes. SN2. Sustainability governance
ESRS 2 GOV-4 Statement on due diligence paragraph 30	Indicator number 10 Table #3 of Annex 1				1. Sustainability at Grupo Santander 1.4 Sustainability governance (1.4.2 Human rights due diligence).
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	Indicators number 4 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 (6) Table 1: Qualitative information on Environmental risk and Table 2: Qualitative information on Social risk	Delegated Regulation (EU) 2020/1816, Annex II		Sustainability notes SN 11. Commission Delegated Regulation (EU) 2023/2772 on sustainability reporting standards content index (SBM-1 – Strategy, business model and value chain)
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	Indicator number 9 Table #2 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II		Not material
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	Indicator number 14 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1818 (7), Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II		Not material
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			Delegated Regulation (EU) 2020/1818, Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II		Not material
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14				Regulation (EU) 2021/1119, Article 2(1)	2. Our climate transition plan Sustainability notes SN 4. Our transition plan
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)	Article 449a Regulation (EU) No 575/2013;
Commission Implementing Regulation
(EU) 2022/2453
		Template 1: Banking book-Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Delegated Regulation (EU) 2020/1818, Article12.1 (d) to (g), and Article 12.2		Sustainability notes SN 4. Our transition plan
Annual report 2024    112

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS E1-4 GHG emission reduction targets paragraph 34	Indicator number 4 Table #2 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 6		2. Our climate transition plan 2.4 Aiming to align our activity with the Paris Agreement Goals Sustainability notes SN 4. Our transition plan
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	Indicator number 5 Table #1 and Indicator n. 5 Table #2 of Annex 1				Sustainability notes SN 7.1 Green transition (Table 2. Environmental footprint 2023-2024)
ESRS E1-5 Energy consumption and mix paragraph 37	Indicator number 5 Table #1 of Annex 1				Sustainability notes SN 7.1 Green transition (Table 2. Environmental footprint 2023-2024)
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	Indicator number 6 Table #1 of Annex 1				Sustainability notes SN 7.1 Green transition (Table 2. Environmental footprint 2023-2024)
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	Indicators number 1 and 2 Table #1 of Annex 1	Article 449a; Regulation (EU) No 575/2013;
Commission Implementing Regulation
(EU) 2022/2453
		Template 1: Banking book – Climate change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Delegated Regulation (EU) 2020/1818, Article 5(1), 6 and 8(1)		Sustainability notes SN 7.1 Green transitions (Table 3. Gross scopes 1, 2, 3 and total GHG emissions )
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	Indicators number 3 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 8(1)		Sustainability notes SN 7.1 Green transitions (Table 3. Gross scopes 1, 2, 3 and total GHG emissions )
ESRS E1-7 GHG removals and carbon credits paragraph 56				Regulation (EU) 2021/1119, Article 2(1)	Sustainability notes SN 7.1 Green transitions (Table 3. Gross scopes 1, 2, 3 and total GHG emissions )
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			Delegated Regulation (EU) 2020/1818, Annex II Delegated Regulation (EU) 2020/1816, Annex II		Phase-in (partially) 2. Our climate transition plan 2.3.4 Potential financial effects
Annual report 2024    113

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).	Article 449a Regulation (EU) No 575/2013;
Commission Implementing Regulation
(EU) 2022/2453
paragraphs 46
		and 47; Template 5: Banking book - Climate change physical risk: Exposures subject to physical risk.			Phase-in (partially) 2. Our climate transition plan 2.3.4 Potential financial effects
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).	Article 449a Regulation (EU) No 575/2013;
Commission Implementing Regulation
(EU) 2022/2453
		paragraph 34; Template 2:Banking book -Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral			Phase-in (partially) 2. Our climate transition plan 2.3.4 Potential financial effects
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities paragraph 69			Delegated Regulation (EU) 2020/1818, Annex II		Phase-in
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Indicator number 8 Table #1 of Annex 1 Indicator number 2 Table #2 of Annex 1 Indicator number 1 Table #2 of Annex 1 Indicator number 3 Table #2 of Annex 1				Not material
ESRS E3-1 Water and marine resources paragraph 9	Indicator number 7 Table #2 of Annex 1				Not material
ESRS E3-1 Dedicated policy paragraph 13	Indicator number 8 Table 2 of Annex 1				Not material
ESRS E3-1 Sustainable oceans and seas paragraph 14	Indicator number 12 Table #2 of Annex 1				Not material
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	Indicator number 6.2 Table #2 of Annex 1				Not material
ESRS E3-4 Total water consumption in m3 per net revenue on own operations paragraph 29	Indicator number 6.1 Table #2 of Annex 1				Not material
ESRS 2- SBM 3 - E4 paragraph 16 (a) i	Indicator number 7 Table #1 of Annex 1				Not material
ESRS 2- SBM 3 - E4 paragraph 16 (b)	Indicator number 10 Table #2 of Annex 1				Not material
ESRS 2- SBM 3 - E4 paragraph 16 (c)	Indicator number 14 Table #2 of Annex 1				Not material
ESRS E4-2 Sustainable land / agriculture practices or policies paragraph 24 (b)	Indicator number 11 Table #2 of Annex 1				Not material
Annual report 2024    114

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 (c)	Indicator number 12 Table #2 of Annex 1				Not material
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	Indicator number 15 Table #2 of Annex 1				Not material
ESRS E5-5 Non-recycled waste paragraph 37 (d)	Indicator number 13 Table #2 of Annex 1				Not material
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	Indicator number 9 Table #1 of Annex 1				Not material
ESRS 2- SBM3 - S1 Risk of incidents of forced labour paragraph 14 (f)	Indicator number 13 Table #3 of Annex I				Not material
ESRS 2- SBM3 - S1 Risk of incidents of child labour paragraph 14 (g)	Indicator number 12 Table #3 of Annex I				Not material
ESRS S1-1 Human rights policy commitments paragraph 20	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex I				1. Sustainability at Grupo Santander (1.4.2 Human rights due diligence)
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			Delegated Regulation (EU) 2020/1816, Annex II		3.1 Our employees - Cross reference to: 1. Sustainability at Grupo Santander (1.4.2 Human rights due diligence)
ESRS S1-1 Processes and measures for preventing trafficking in human beings paragraph 22	Indicator number 11 Table #3 of Annex I				Not material
ESRS S1-1 Workplace accident prevention policy or management system paragraph 23	Indicator number 1 Table #3 of Annex I				3.1 Our employees 3.1.2 Working conditions (i. Employee health and well-being)
ESRS S1-3 Grievance/complaints handling mechanisms paragraph 32 (c)	Indicator number 5 Table #3 of Annex I				3.1 Our employees 3.1.4 Employee feedback and experience
ESRS S1-14 Number of fatalities and number and rate of work- related accidents paragraph 88 (b) and (c)	Indicator number 2 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II		Sustainability notes 7.3 Employees (Table 22. Occupational health & safety)
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	Indicator number 3 Table #3 of Annex I				Sustainability notes 7.3 Employees (Table 22. Occupational health & safety)
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	Indicator number 12 Table #1 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II		Sustainability notes 7.3 Employees (Table 16. Remuneration ratios)
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	Indicator number 8 Table #3 of Annex I				Sustainability notes 7.3 Employees (Table 16. Remuneration ratios)
Annual report 2024    115

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	Indicator number 7 Table #3 of Annex I				3.1 Our employees 3.1.3 Inclusive culture 4. Business conduct 4.2 Ethical conduct
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD paragraph 104 (a)	Indicator number 10 Table #1 and Indicator n. 14 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818 Art 12 (1)		3.1 Our employees 3.1.3 Inclusive culture 4. Business conduct 4.2 Ethical conduct
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	Indicators number 12 and n. 13 Table #3 of Annex I				Not material
ESRS S2-1 Human rights policy commitments paragraph 17	Indicator number 9 Table #3 and Indicator n. 11 Table #1 of Annex 1				Not material
ESRS S2-1 Policies related to value chain workers paragraph 18	Indicator number 11 and n. 4 Table #3 of Annex 1				Not material
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		Not material
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			Delegated Regulation (EU) 2020/1816, Annex II		Not material
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	Indicator number 14 Table #3 of Annex 1				Not material
ESRS S3-1 Human rights policy commitments paragraph 16	Indicator number 9 Table #3 of Annex 1 and Indicator number 11 Table #1 of Annex 1				Not material
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines paragraph 17	Indicator number 10 Table #1 Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		Not material
ESRS S3-4 Human rights issues and incidents paragraph 36	Indicator number 14 Table #3 of Annex 1				Not material
ESRS S4-1 Policies related to consumers and end-users paragraph 16	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1				3.3 Our customers
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		3.3 Our customers - Cross reference to: 1. Sustainability at Santander (1.4.2 Human rights due diligence)
Annual report 2024    116

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS S4-4 Human rights issues and incidents paragraph 35	Indicator number 14 Table #3 of Annex 1				Not material
ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	Indicator number 15 Table #3 of Annex 1				4. Business conduct 4.2 Ethical conduct (4.2.3 Financial crime compliance)
ESRS G1-1 Protection of whistle- blowers paragraph 10 (d)	Indicator number 6 Table #3 of Annex 1				4. Business conduct 4.3 Ethical channels
ESRS G1-4 Fines for violation of anti- corruption and anti-bribery laws paragraph 24 (a)	Indicator number 17 Table #3 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II)		4. Business conduct 4.2 Ethical conduct (4.2.3 Financial crime compliance)
ESRS G1-4 Standards of anti- corruption and anti- bribery paragraph 24 (b)	Indicator number 16 Table #3 of Annex 1				4. Business conduct 4.2 Ethical conduct (4.2.3 Financial crime compliance)
(1) Regulation (EU) 2019/2088 of the European Parliament and of the Council of 27 November 2019 on sustainability-related disclosures in the financial services sector (Sustainable Finance Disclosures Regulation) (OJ L 317, 9.12.2019, p. 1).
(2) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (Capital Requirements Regulation “CRR”) (OJ L 176, 27.6.2013, p. 1).
(3) Regulation (EU) 2016/1011 of the European Parliament and of the Council of 8 June 2016 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds and amending Directives 2008/48/EC and 2014/17/EU and Regulation (EU) No 596/2014 (OJ L 171, 29.6.2016, p. 1).
(4) Regulation (EU) 2021/1119 of the European Parliament and of the Council of 30 June 2021 establishing the framework for achieving climate neutrality and amending Regulations (EC) No 401/2009 and (EU) 2018/1999 (‘European Climate Law’) (OJ L 243, 9.7.2021, p. 1).
(5) Commission Delegated Regulation (EU) 2020/1816 of 17 July 2020 supplementing Regulation (EU) 2016/1011 of the European Parliament and of the Council as regards the explanation in the benchmark statement of how environmental, social and governance factors are reflected in each benchmark provided and published (OJ L 406, 3.12.2020, p. 1).
(6) Commission Implementing Regulation (EU) 2022/2453 of 30 November 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards the disclosure of environmental, social and governance risks (OJ L 324,19.12.2022, p.1.).
(7) Commission Delegated Regulation (EU) 2020/1818 of 17 July 2020 supplementing Regulation (EU) 2016/1011 of the European Parliament and of the Council as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks (OJ L 406, 3.12.2020, p. 17)."
SN 2. Sustainability governance
Board of directors
It consist of 15 members, of which 13 are non-executive directors and 2 are executive directors. The majority are independent directors (66.67% of the total members of the council).
Likewise, the board of directors shall ensure that the procedures to select members guarantee the individual and collective expertise of directors, encourage diversity in terms of gender, age, geographical origin, experience and knowledge, and do not carry any implicit bias that could lead to any form of discrimination on grounds such as disability, race or ethnic origin. The board currently has a balanced presence of both genders (women -men) with a diversity ratio of 67%.83 In terms of geographical origin/ international experience, 60% of the directors come from or studied in continental Europe, 60% in the US/UK, 13% in Latin America, and 7% in other regions. The Board also has extensive international experience, mainly in the markets where we operate (European market, US and UK markets, and Latin American markets). The Board also has the skills and experience to monitor materiality issues (e.g. on issues related to sustainability, human resources, culture, talent and remuneration, as well as to business conduct and risk management). None of the directors are currently assigned a specific employee representation role.
The board of directors as the highest decision-making body in the Group performs the following functions:
• approves the Responsible Banking agenda and set the strategy;
• approves the culture policy and related policies on responsible business and sustainability matters and, in particular, on environmental and social matters;
• supervise that the responsible banking strategy is consistent with Group strategy;
• reviews the performance against the public objectives and that the metrics are covered within the responsible banking agenda;
• tracks key initiatives; and
• reviews subsidiaries’ strategies.
For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and section 4.2 'Board composition' in the 'Corporate governance' chapter.
83 The diversity ratio is calculated by dividing the number of women by men. The percentage of each gender vs total membership is 40% women and 60% men.
Annual report 2024    117

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Responsible banking, sustainability and cultural committee
The responsible banking, sustainability and cultural committee (RBSCC) assists the board in fulfilling its supervisory responsibilities regarding the responsible business strategy and sustainability issues of Banco Santander and its Group. In particular, it has the following functions:
(i) advise the council on the design of the strategy and policies on responsible business and sustainability, in particular environmental and social matters, by monitoring, supervising and evaluating them;
(ii) Advise the council in formulating the Group’s strategy with interest groups; as well as supervise the involvement with them;
(iii) ensure that adequate control processes are in place with respect to responsible banking practices, and that risks and opportunities related to sustainability and accountability are identified and managed; and
(iv) to report regularly to the council on the progress made by the Group on responsible business practices and sustainability.
The responsible banking, sustainability and culture committee consists of five independent directors, 80% of whom are women. All of them have been appointed by the board of directors taking into account their knowledge, qualifications and experience in the areas for which the committee is responsible. Thus, its members have competence in issues relevant to this function as strategy and human resources, culture, talent and remuneration, responsible business and sustainability, risk management and also in issues related to education and universities.
In 2024, the committee held five meetings, and, among others, the following topics were discussed.
Environmental issues:
•Reviewed the Group’s climate change strategy and alignment targets. Endorsed the Group priorities for 2024 in relation to sustainability, including supporting our customers in their green transition.
•Reviewed ESG factors introduced in the credit approval process, associated action plans and related achievements. Worked with the risk supervision, regulation and compliance committee to review the progress made in embedding climate-related and environmental risks, as well as to monitor the implementation of controls and processes to mitigate ESG risks.
•Reviewed the green finance strategy and its execution.
•Monitored our own environmental footprint, value chain emissions and carbon neutral claim.
Social issues:
•Reviewed our social agenda, which includes financial inclusion; financial health; business with social output; and corporate social responsibility or philanthropic activities. And reviewed the outcomes of the holistic human rights due diligence exercise.
•Reviewed the progress made within our community support strategy, which includes Santander Universidades strategy and its alignment with the Group's transformation agenda.
•Discussed People and Culture's activities and progress and proposals regarding inclusive culture in coordination with the nomination and remuneration committees, with a key focus on the representation of women in senior positions within the Group.
Governance issues:
•Identified priority sustainability areas for action based on the outcomes of a materiality assessment that the Sustainability team conducts every year. Verified that the proposed sustainability agenda and targets remained aligned with the Group´s strategy. Monitored and assessed the Group's progress on its targets to control that its KPI remained relevant and aligned with committee expectations. And reviewed ESG global ratings' assessments of Banco Santander.
•Assisted the board in ensuring that sustainability targets and metrics were embedded in the Group's remuneration schemes. As part of that, reviewed, in coordination with the remuneration committee, a proposal to further increase the alignment of the long-term incentive for 2024-2026 with our sustainability agenda.
•Reviewed the progress made regarding the management of the supply chain in regards to ESG.
•Supported the audit committee on the supervision and assessment of the process to prepare and present non-financial information.
•Reviewed the main European and international financial regulatory and supervisory initiatives and priorities related to sustainability. Received information on local regulatory developments.
In addition, it received specific training in sustainability, with special attention to the new Corporate Sustainability Reporting Directive (CSRD).
For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.9 'Responsible banking, sustainability and cultural committee activities in 2024' in the 'Corporate governance' chapter.
Board audit committee
The board audit committee (BAC) assists the board in overseeing and reviewing the financial and sustainability information process, as well as internal control systems.
The audit committee consists of five independent directors, 60% of whom are women. All of them have been appointed by the board of directors based on their knowledge, qualifications and experience in the areas of finance, accounting and auditing, internal control, information technology, business or risk management.
In 2024, the committee held 15 meetings, including four joint sessions with the risk supervision, regulation and compliance committee. With regard to sustainability reporting, the committee oversaw the sustainability reporting process, receiving regular updates from the Group's Chief Accounting Officer (CAO) and the main functions responsible for sustainability reporting.
Annual report 2024    118

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.5 'Audit committee activities in 2024' of the 'Corporate governance' chapter.
Risk supervision, regulation and compliance committee
The risk supervision, regulation and compliance committee supports and advises the board in defining and assessing risk policies that affect the Group and in determining the current and future risk appetite and the strategy and culture in this area, including proposing appropriate changes in view of internal or external circumstances that impact on the Group (both financial and non-financial risks), among other functions.
The risk supervision, regulation and compliance committee consists of five external directors (40% women), with three independent members, including its chair. All of them have been appointed by the board of directors based on their knowledge, qualifications and experience in the areas for which the committee is responsible. Thus, its members have competence in issues relevant to this function as banking, accounting, auditing and financing, strategy, risk management, governance and control, as well as in human resources, culture, talent and remuneration.
In 2024, the committee held 18 meetings, including one strategy session, four joint sessions with the audit committee, one joint session with the nomination committee and one joint session with the remuneration committee. It reviewed relevant topics on customer data protection, operational resilience, aspects of customer conduct, complaints and internal whistleblowing. Issues such as culture and internal control are also addressed.
For more information see: the Rules and Regulations of the Board of Directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.8 'Risk supervision, regulation and compliance committee activities in 2024' in the 'Corporate governance' chapter.
Other committees of the Group board, such as the Nomination and Remuneration Committees, also support and review sustainability-related issues. For further details, see section 4. 'Board of Directors' in the 'Corporate Governance' chapter.
Other governance bodies
The corporate accounting and financial reporting, management and sustainability committee performs these functions (among others):
•Approve the content and scope of sustainability disclosures.
•Analyze and validate or, when applicable, propose the approval of all significant sustainability information.
This committee meets monthly, or on an extraordinary basis when deemed appropriate.
The risk control committee (CCR) is responsible for controlling risks and providing a holistic view of them. Determines whether lines of business are managed according to the risk appetite approved by the board. It also identifies, tracks and evaluates the impact of current and emerging risks on the Group’s risk profile.
The CCR is composed of senior management members in the functions of risk, compliance and conduct, financial and general intervention, among others.
Other forums and support functions
First line of defence
Business functions and all other functions that generate risk exposure are the first line of defence. The first line of defence identifies, measures, controls, tracks and reports the risks that originate and applies the policies, models and procedures that regulate risk management. Risk generation must be adjusted to the approved risk appetite and associated limits. The head of each unit that generates a risk has primary responsibility for managing it.
The corporate sustainability function works continuously to define, execute and monitor our sustainability strategy, and coordinates and drives the responsible banking agenda, with support from a senior adviser on responsible business practices who reports directly to the executive chair, as well as with the sustainability network in our core markets, global businesses and corporate functions.
The accounting and management control function, is responsible for (among others):
•establishing and maintaining the internal control system on the financial and sustainability information generated by the function; and
•Implementing the standards and policies reflected in the sustainability information sent to the Corporation.
It is the responsibility of the functions involved in executing the strategy and preparing information on sustainability (for example: Technology, Operations, Risks, Human Resources, Tax, and others) that the information provided is true and reliable, establishing the necessary controls and correcting any weaknesses.
Second line of defence
Risk and Compliance & Conduct functions, as the second line of defence, will provide independent challenge and oversight of the risk management activities performed by the first line of defence. This second line of defence should control, within their respective domains of responsibility, that risks are managed in accordance with the risk appetite defined by senior management and promote a strong risk culture throughout the organization.
The internal control function within the Enterprise Wide Risk Management (EWRM) function will be responsible for establishing the criteria and monitoring the implementation and effectiveness of the Santander Group Internal Control System. This will help to the adequacy and integrity of the internal controls established by the different functions to provide reasonable assurance in the achievement of the defined objectives (which include, among others, the reliability of financial and sustainability reporting).
Third line of defence
The internal audit function periodically assesses that policies, methods and procedures are adequate and effectively applied for the management and control of accounting, financial and management information. The annual audit plan, which was carried out on the basis of a robust risk assessment process (Top-down & Bottom-up methodology), provides reviews of the main aspects contained in this report.
In this way, issues related to climate risk and disclaimers are regularly verified as well as compliance with the rules and procedures established in the General Code of Conduct (GCC),
Annual report 2024    119

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

independently monitoring their adequacy and effectiveness and those of their local developments. the Open Channel is reviewed and specifically evaluates compliance with data protection regulations.
The audit function reports to the Audit Committee, which, among other functions, assists the board in the supervision and evaluation of the process of preparing and presenting financial and non-financial information, as well as internal control systems.
Risk management and internal controls over sustainability information
In order to control the quality and reliability of the information included in the Sustainability statement, Santander implemented an internal control system that complies with the most demanding international standards and complies with the guidelines established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).
Like the Sustainability information itself, at Santander we are evolving our Internal Control System so that it covers all the material aspects identified for 2026.
First, we identify the most material risks and then establish the necessary controls, complying with the requirements regarding the disclosure of sustainability information.
The most significant aspects taken into account in the process of preparing sustainability information are the following:
•Identification and definition of quantitative and qualitative criteria that emanate from regulatory interpretation or our impacts risks and opportunities in areas where there are no consolidated market practices.
•The hypotheses, judgments, estimates and approximations used in the calculation and preparation of certain metrics.
•Ensuring the completeness of information and establishing perimeters for each metric or group of metrics.
•Difficulties in having, in certain respects, third-party information necessary for the construction of our narrative or metrics, especially in the value chain (emissions information from our portfolio, alignment information, supplier information, etc.).
•Calculation, processing and consolidation of both quantitative and qualitative information.
In addition, we also began to prepare reasonable assurance of several of the metrics to convergence in the quality standards of financial and sustainability information.
Similarly to the control of financial information, the implementation and supervision of the control system of sustainability information is carried out through the following bodies: Board of Directors, Audit committee, Risk Control committee and Corporate Accounting and Financial, Management and Sustainability Reporting committee.
For more details, see the introductory paragraph “Sustainability information” of the consolidated management report itself; section 8. 'Internal control over financial reporting (ICFR)' in the 'Corporate governance' chapter; and section 1.5 'Internal control system' in the 'Risk management and compliance' chapter.
Internal control system for sustainability information
Control culture
Basis of Internal Control. Essential to provide reasonable assurance in achieving the objectives defined by the Group, acting responsibly.
Risk Assessment (RCSA)
Dynamic process of evaluating the risks associated with achieving the organization's objectives.
Control Activities
Actions established by policies and procedures that help that management instructions are carried out to mitigate identified risks.
Information and Communication
Accurate and timely information for decision-making, facilitating the escalation and governance of improvements and incidents.
Monitoring activities
Mechanisms and instruments to monitor the correct implementation and effectiveness of the internal control system, promoting a continuous evaluation of the same.
Cross-cutting regulations to embed ESG standards in our business model
Responsible banking framework
Establishes responsible banking as a strategic topic for Grupo Santander and all local units.
Accounting and Financial Reporting, Management and Sustainability information framework
Sets out the principles, directives and guidelines regarding the preparation of accounting, financial and management information that must be applied by all Group subsidiaries as an essential element of proper governance.
Annual report 2024    120

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Responsible banking and sustainability policy
Sets out our sustainability principles, targets and strategy (including human rights protection) to create long-term stakeholder value.
Responsible banking model
Sets out the roles and responsibilities of the first, second and third line of defence in all responsible banking-related activity to drive our sustainability agenda, embed ESG standards and achieve our goals.
In addition to these regulations, which apply to all the Group’s units and businesses, the following section of this chapter details the regulations that apply specifically to the management of each of the material topics and associated IROs:
• Climate change (see section 2. 'Our climate transition plan');
• Own workforce (see section 3.1 'Our employees');
•Consumers and end users (see section 3.3 'Our customers');
•Affected communities (see section 3.2. 'Communities' sustainable development'),
• Business conduct (see section 4. 'Business conduct').
All regulations (corporate frameworks, models, policies and procedures) help maintain a high level of governance, and the highest standards in terms of their drafting, approval, and in the monitoring of their local transposition.
The approval of the regulations is responsibility of the Board of Directors or its committees, when the regulated matter falls within their scope of responsibility according to their rules and regulations. Corporate frameworks in all cases must be approved by the board of directors. The regulations approved by the board under this chapter are as follows:
→Relevant corporate frameworks related to sustainability: Responsible Banking, Risk; Cybersecurity; Compliance and conduct; Financial Crime and compliance; Human resources.
→Relevant policies related to sustainability: Responsible banking and sustainability; Code of conduct; Code of conduct in securities markets; Corporate Defence; Environmental, social and climate change risk; Tax; Conflict of interest; Defence sector; Anti-money laundering and countering the financing terrorism; Remuneration; Performance management; Group Succession; Culture.
For more details on the Group's key regulatory documents on sustainability, see our corporate website santander.com.
SN 3. Materiality assessment – Detailed methodology
The Group and subsidiaries’ double materiality assessments are based on European Sustainability Regulatory Standards (ESRS) 1 and 2, and the Double Materiality Assessment Guide from the ERAG.
Our assessment comprised these phases:
1. Background and stakeholder analysis
General view of the bank, its operations and main lines of business, based on:
→Information on the entity: Sources include strategic and financial plans, financial statements and other published reports. This analysis considers operations, products and services, geographical footprint, business relationships and the value chain.
→External information: Public documents on sector trends, analyst and supervisor papers, and peers’ sustainability reports.
To enhance this background analysis, we also use these external sources:
1.The UNEP FI impact analysis tool to uncover the impact of the Group’s financing operations, including those related to climate change. This tool provides a in-built impact mappings that combined, with our internal data and context, enables us to identify the most significant impact areas of the portfolio.
2.The ENCORE (environmental risk assessment) database to obtain information on the bank customer’s environmental dependencies.
ENCORE: a materiality database of dependencies between production processes and ecosystem services.
3.Human rights due diligence to spot the actual and potential impact of the bank’s operations on human rights throughout the value chain.
We use the stakeholder analysis to identify directly affected stakeholders (customers, employees and investors) and readers of the report (supervisors and regulators, our communities and NGOs). We analyse information gathered during stakeholder engagement exercises and conduct surveys on sustainability matters to use as part of our materiality assessment.
2. Identification of impacts, risks and opportunities
The background analysis uncovered +100 IROs. We categorize every IRO and assign them to a topic, sub-topic or sub-sub-topic under ESRS 1, AR 16. For each IRO, we detail:
→the part of the value chain they touch and over what time frame.
→the dependencies between impacts and risks, assessing how each impact can lead to new risks and opportunities, with a special focus on the negative impacts of the human rights due diligence exercise; and
→who in the organization manages it.
→What is the type of financial effect for risks and opportunities.
Annual report 2024    121

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. Assessment of impacts, risks and opportunities
The methodology we use to measure materiality follows the EFRAG implementation guidance. After applying that methodology in this phase, 32 IROs were material.
Impact
We analyse the materiality of actual and potential impacts based on the likelihood and severity of occurrence and, in the case of negative impacts, include irreparable impacts.
→Scale (size of impact): split into five categories: Low, moderately low, medium, high, very high.
→Scope: split into four categories: Local, national, international, global.
→Irreparable impact (when negative): split into four levels; reparable, reparable with moderate effort, difficult to repair, and irreparable.
We estimate the likelihood of impact on a scale of 1 to 5.
Risks
We adapted our methodology according to the maturity of quantifying environmental and social risks.
→The climate materiality assessment includes a climate risk assessment (transition and physical) across several time horizons to align with the EBA’s Guidelines on the management of ESG risks and other EU risk management directives. We used this information to quantify the materiality of credit, market, operational, reputational and other risks.
→We assessed other environmental risks related to Pollution, Water and marine resources, Biodiversity and ecosystems and Resource use and circular economy through the exercise described in the section 2.3.5. “Our approach to nature and biodiversity”. This assessment sought to identify connection between our portfolios and nature in line with target 15 of the Kunming-Montreal Global Biodiversity Framework adopted at the COP15 in 2022.
→For social and governance risks, we used the Sustainability Accounting Standards Board’s (SASB) financial materiality and internal financial information.
Opportunities
We base the opportunities assessment on forecasts for all our global businesses. We mapped out projected ESG revenue against the identified opportunities and compared it to the Group’s revenue on a scale of 1 to 5.
Stakeholder views
We supplement IROs assessments with stakeholder views (affected groups and readers of the report).
The number of specific inputs received within this exercise is detailed below. These inputs are part of the constant dialogue with our stakeholders, as detailed in section 1.2. Dialogue with our stakeholders.

Retail Customers	Investors	NGOs	Senior management	Employees	Regulators and supervisors[84]

N = 9000+	N = 8	N = 3	N = 8	N = c.200	N = 2
The survey results show agreement in prioritizing three areas: the fight against climate change and supporting the green transition; protecting customer data; information transparency and fostering financial inclusion. Specifically:
•Retail customers prioritize social (privacy and personal data security) and governance matters (transparency and honesty).
•Employees and senior management prioritize each ESG area equally.
•Investors, regulators and NGOs prioritize environmental matters.
4. Materiality thresholds
We set a threshold of 3.5 on a scale of 1 to 5 to classify an IRO as material (for impact perspective and financial materiality). This means that we consider IROs that sit between medium (3) and high (4) as material. Taken as a reference the score calculation for the impacts, the score values greater than 3.5 represent events of medium-high severity and events with medium-high probability of occurrence.
We also assessed the reasonability and coherence of the list of IROs identified as material. In quantitative terms assuming that the distribution of the events materiality follows a normal distribution (average=3 and standard deviation = 0.5), the probability of a score value of 3.5 is around 16%, which is considered reasonable for a material event.

84 Hemos consultado a las dos principales funciones del Grupo que monitorean esta actividad
Annual report 2024    122

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Information on impacts, risks and opportunities (IROs)

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
E1 - Climate change	Contribute to protecting the environment by driving an increase in the use of renewable energy and other low-carbon technology.	Positive impact	Downstream	- Promote the development of innovative, clean technology and our customers’ transition	Environment	1. Help our customers in their green transition while also managing climate-related risks and impacts	Short/medium term	Business relations	N/A	N/A	N/A	2.2 Supporting our customers in their transition goals
E1 - Climate change	Contribute to reducing the Group’s scope 1 and 2 greenhouse gas emissions.	Positive impact	Own operations	- Reducing our environmental footprint	Environment	1. Help our customers in their green transition while also managing climate-related risks and impacts	Short/medium term	Own operations	N/A	N/A	N/A	2.4 Aiming to align our activity with the Paris Agreement Goals - 2.4.5 Our environmental footprint
E1 - Climate change	Adverse impact on the environment due to the bank’s financing of, or investment in, non-sustainable assets and activities	Negative impact	Downstream	- Adverse environmental impact	Environment	1. Help our customers in their green transition while also managing climate-related risks and impacts	Short/medium term	Business relations	N/A	N/A	N/A	2.4 Aiming to align our activity with the Paris Agreement Goals
E1 - Climate change	Growth in the financing of renewable energy and other energy transition solutions.	Opportunity	Downstream	- Support clean technology through our financial product proposition	N/A	N/A	N/A	N/A	N/A	N/A	✔	2.2 Supporting our customers in their transition goals
E1 - Climate change	Revenue growth by providing our customers with sustainable solutions in such sectors as construction, mobility or agriculture.	Opportunity	Downstream	- Grow our revenue by providing sustainable solutions in several sectors and partnering our customers in their transition	N/A	N/A	N/A	N/A	N/A	N/A	✔	2.2 Supporting our customers in their transition goals
E1 - Climate change	Reputational risk based on the perception of our progress with climate-related policies and objectives	Risk	Own operations and downstream	- Potential reputational damage if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	2.3 Embedding climate in risk management - 2.3.3 Reputational risk
S1 - Own workforce	Promote the health, well-being and security of our employees in a safe and inclusive work place; facilitate a positive work-life balance through flexible working.	Positive impact	Own operations	- Contribute positively to a workplace that promotes flexible working, health and well-being	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	N/A	Global health and well-being strategy that sets out how we protect the health, safety and well-being of our employees and promote a healthy lifestyle.	N/A	3.1 Our employees - 3.1.1 Working conditions - i. Employee health and well-being
S1 - Own workforce	Promote a workforce that reflects the society we live in and encourages collaboration; guarantee the same opportunities for all our employees, irrespective of gender, disability or other characteristics.	Positive impact	Own operations	- Contribute positively to an inclusive environment that offers equal opportunity for all	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	N/A	Global inclusive culture strategy for 2020-2025 that drives us to act ethically, purposefully and transparently.	N/A	3.1 Our employees - 3.1.2 Equal opportunity for all
Annual report 2024    123

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
S1 - Own workforce	Promote continuous career development and personal growth through learning and development programmes	Positive impact	Own operations	- Promote training, development and personal growth among employees	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	N/A	Create talent programmes to promote individual growth while considering business demands.	N/A	3.1 Our employees - 3.1.3 Talent and skills development
S1 - Own workforce	Promote the general well-being of employees and provide appropriate remuneration under equal conditions based on merit and market rates	Positive impact	Own operations	- Promote appropriate and equal remuneration	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	N/A	Remuneration framework that combines fixed and variable pay schemes based on targets for employees and the Group.	N/A	3.1 Our employees - 3.1.1 Working conditions - ii. Remuneration and corporate benefits
S1 - Own workforce	Harm employees through discriminatory conduct, inadequate working conditions, harassment or corruption	Negative impact	Own operations	- Potential harm to employees through an inadequate working environment and conditions.	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	Systemic	N/A	N/A	3.1 Our employees - 3.1.2 Equal opportunity for all
S1 - Own workforce	Potential risk of conflict with employees due to poor management or ethical or conducts failings	Risk	Own operations	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	3.1 Our employees - 3.1.1 Working conditions - i. Employee health and well-being
S4 - Consumers and end users	The customer benefits from the bank’s development of products and services that adapt to their needs and expectations and promote financial inclusion and health.	Positive impact	Own operations	- Promote customer inclusion through products and services that adapt to their needs	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Own operations	N/A	Develop products and services and special programmes to achieve financial health and inclusion	N/A	3.3 Our customers - 3.3.2 Financial health and inclusion - i. Financial inclusion
S4 - Consumers and end users	Education on, and awareness of, cyber security to understand potential threats and ways to repel them	Positive impact	Own operations	Knowledge and awareness of cybersecurity matters to help reduce online threats	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Own operations	N/A	Interactive campaigns, awareness workshops, corporate sponsorship, podcasts	N/A	3.3 Our customers - 3.3.3 Privacy, data protection and cybersecurity
S4 - Consumers and end users	Negative impact on the customer if they do not have access to complaints channels or if, after making a complaint, the bank fails to take the necessary action	Negative impact	Own operations	- Potential breakdown of trust and long-term relationships with customers	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Own operations	Systemic	N/A	N/A	3.3 Our customers - 3.3.1 Customer conduct
Annual report 2024    124

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
S4 - Consumers and end users	Negative impact on the customer if the bank fails to provide sufficient information on the product or service they are signing up for	Negative impact	Downstream	- Potential breakdown of trust and long-term relationships with customers	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Business relations	Systemic	N/A	N/A	3.3 Our customers - 3.3.1 Customer conduct
S4 - Consumers and end users	Negative impact stemming from a potential infringement of customers’, employees’ or shareholders’ rights due to a lack of appropriate technical or organizational measures to protect their personal data according to law and the practices set by the Group	Negative impact	Upstream	- Potential breakdown of trust and long-term relationships with customers	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Business relations	Systemic	N/A	N/A	3.3 Our customers - 3.3.3 Privacy, data protection and cybersecurity
S4 - Consumers and end users	Negative impact on the customer by failing to guarantee access to, or the use of, products and services that may present certain obstacles or weak spots	Negative impact	Own operations	- Potential breakdown of trust and long-term relationships with customers	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Own operations	Systemic	N/A	N/A	3.3 Our customers - 3.3.1 Customer conduct -iv. Vulnerable customers
S4 - Consumers and end users	Potential losses due to sanctions or a reduction in the number of customers because of a failure to detect or respond effectively to breaches of privacy	Risk	Downstream	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	3.3 Our customers - 3.3.3 Privacy, data protection and cybersecurity
S4 - Consumers and end users	Potential losses due to claims or a reduction in the numbers of customers because of substandard customer practices throughout their life cycle	Risk	Downstream	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	3.3 Our customers - 3.3.1 Customer conduct
Annual report 2024    125

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
S3 - Affected communities	Contribution to education, employability and entrepreneurship, as well as to community development through support programmes	Positive impact	Own operations	- Enhance education, employability and entrepreneurship opportunities, and contribute positively to addressing social needs in the communities we serve	People	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Own operations	N/A	- Education: Grants and scholarships for students and researchers to access and complete their studies; and support to universities in overcoming their key challenges (i.e. digitalization)
- Employability: Support lifelong learning; and facilitate access to employment in the early stages of people’s career.
										- Entrepreneurship: Provide access to the training, advice and resources (including benefits).	N/A	3.2 Supporting our communities’ sustainable development - 3.2.4 Supporting communities
S3 - Affected communities	Drive economic growth and job creation in the regions where we operate and provide credit to people and businesses	Positive impact	Downstream	- Grow the economy by helping people and businesses	People	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Business relations	N/A	Lending to create or grow businesses; microloans to microentrepreneurs to support the start-up and expansion of their businesses; and mortgages and loans for other items.	N/A	3.2 Supporting our communities’ sustainable development - 3.2.1 Supporting our economy and the social development of our communities
S3 - Affected communities	Contribution to sustainable development through financing and investment that promotes sustainable performance in companies, addresses societal challenges, mitigates a specific issue, or pursues positive societal outcomes	Positive impact	Downstream	- Grow the economy, with a focus on activities that promote ESG performance; address social challenges; mitigate a specific social issue; or pursue positive social outcomes	People	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Business relations	N/A	- Label operations. - Propose investment that covers ESG factors and sustainability objectives.	N/A	3.2 Supporting our communities’ sustainable development - 3.2.2 Socially responsible investment and lending
Annual report 2024    126

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
S3 - Affected communities	Finance activities (in any customer segment) that breach of the bank’s policies and jeopardize the well-being of present and future generations	Negative impact	Downstream	- Potential damage to people’s well-being	People	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Business relations	Systemic	N/A	N/A	3.2 Supporting our communities’ sustainable development - 3.2.3 Environmental, social and climate change management
S3 - Affected communities	Potentially negative impact on the environment or society by failing to sufficiently involve stakeholders or use suitable customer identification and management mechanisms when providing finance to a customer or project	Negative impact	Own operations	- Potential damage to people’s well-being and/or to the environment	People/environment	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Own operations	Systemic	N/A	N/A	3.2 Supporting our communities’ sustainable development - 3.2.3 Environmental, social and climate change management
G1 - Business conduct	Act responsibly and consider investors’ interests and the impact on employees, broader society and the environment; pay taxes to support the distribution of wealth	Positive impact	Own operations	- Promote decision-making that considers all stakeholders’ interests	People/environment	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.2 Ethical behaviour
G1 - Business conduct	Protect the confidentiality of users of the bank’s ethical channel and have an effective reporting system in place that follows robust principles and procedures	Positive impact	Own operations	- Availability of mechanisms for stakeholders to escalate confidentially and/or anonymously (and according to regulatory requirements) substandard practices by the bank and its people	People	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.3 Ethical channels
G1 - Business conduct	Promote responsible practices among vendors; engage with them, assess their ESG performance and give them recommendations and tools to improve	Positive impact	Own operations	- Promote responsible practice in our value chain	People/environment	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.4 Our suppliers
Annual report 2024    127

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
G1 - Business conduct	Negative impact on the environment or broader society by failing to implement measures to resolve incidents through complaints or reporting channels or due to a lack of continuous improvement actions	Negative impact	Own operations	- Potential harm to people and/or the environment; loss of stakeholders’ trust in the channel’s effectiveness	People/environment	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.3 Ethical channels
G1 - Business conduct	Harm broader society through bribery or corruption	Negative impact	Own operations	- Potential loss of customers’ and other stakeholders’ trust	People	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.2 Ethical behaviour
G1 - Business conduct	Potential risk from failing to ensure the operational resilience of the value chain by assessing vendors’ solvency, reputation and compliance with the law	Risk	Own operations	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	4.4 Our suppliers
G1 - Business conduct	Risk stemming from improper conduct that makes illicit funds or assets appear legitimate and, therefore, facilitates illegal activity or benefits from it.	Risk	Own operations	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	4.2 Ethical behaviour

1. For more information on time horizons, see section 1.3 Materiality assessment.
2. Own operations are the bank’s internal activities; Business relations primarily centre on upstream and downstream value chain activities.

Annual report 2024    128

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 4. Our transition plan
i.Alignment targets details
Target types: To help our customers’ transition to a low-carbon economy, we employ physical emissions intensity for setting targets in the power generation, steel, aviation and auto sectors. For the oil & gas sector, we choose the absolute emissions metric. We prioritize engagement over divestment. We recognize that in certain situations, establishing alignment targets may inadvertently discourage the transition. For example, when they increase their leverage to undertake significant capex programs to align their operations, while the alignment benefits will only materialise over the medium term. To prevent undesirable outcomes like the one described, we evaluate each case individually and base our decisions on a long-term perspective. However, due to the absence of a widely accepted “transition finance taxonomy”, we consider alignment targets to be an effective tool for informing portfolio decisions, provided that each case is managed individually. For the different targets’ design choices taken, we considered inputs from several different internal and external stakeholders.
Scenarios:85 To set 2030 science-based alignment targets for our financed sectors, we choose a credible scenario that draws a pathway to reach net zero emissions by 2050 and will limit temperature increase to 1.5 ºC in line with the Paris Agreement. The scenario we have chosen for the sectors for which we have released alignment targets is the “International Energy Agency - Net Zero Emissions by 2050 Scenario” (IEA-NZE). Our aviation target is consistent with the expected adoption of current technologies. This scenario takes into account the technological, regulatory and market changes that need to take place. Regarding our scope 1 and 2 own emission reduction objective by 2030, it is aligned with the cross-sector absolute reduction method considered by SBTi, going beyond the minimum ambition of a linear annual reduction of a 4.2% linear annual reduction between the base year and target year.
Target coverage:86 All CIB portfolio targets and metrics are global and include our core subsidiaries. SCF's target is European and includes its passenger car portfolio (including loans and leasing) in 16 units
(13 countries in Europe). This is the same scope we use to measure emissions performance and progress with our targets, though we are working on obtaining information and tracking emissions for other vehicle types.
Baseline years: We use 2019 as the baseline year for the four initial sectors and 2020 and 2022 for auto manufacturing and auto lending in Europe, respectively. We chose those years to be representative of our portfolios at that time. For our own operations emissions (Scopes 1 & 2) reduction objectives, we use 2020 as the baseline considering the deadline of the plan set to 2030, and the guidelines criteria for setting science-based targets.
Financed emissions: According to the methodology and design we chose for each target we calculate financed emissions based on PCAF87. Since the emissions information of our customers or assets financed is not available in the same way as their financial information, there is a lag of at least one year in the emissions data.
ii. Disclosed financed emissions
Santander discloses financed emissions from its loan portfolio for different uses. In the context of portfolio alignment, we calculate the financed emissions of the portfolios of the most relevant sectors, following market standards and practices, focusing on the parts of the value chain of each industry that are most polluting and actionable through alignment strategies. For this purpose it is necessary to use information to monitor alignment strategies and their effectiveness.
Additionally, obligations arising from regulatory or supervisory requirements need to cover financed emissions from wider perimeters. For this, we also use other sources and methodologies, including average emission factors per sector based on market-recognised methodologies (such as PCAF).
We also calculate the financed emissions of our long-term investments in equity and sovereign debt, which are material exposures in our balance sheet.
85 The latest IEA's net-zero scenario was published in the World Energy Outlook in October 2024. The reference data for 2030 are 0.19 tCO2/MWh in power (-58% vs. 2019), 23% reduction vs. 2019 in oil & gas (which implies 18.27 mtCO2 applied to Santander baseline), 1.29 tCO2e/tS in steel (-18% vs. 2019), 60.59 gCO2e/RPK in aviation (-29% vs. 2019) and 116 gCO2/vkm in automotive (-40% vs. 2020). For own emission reduction reference data for 2030 is 104,400 ton (-42% vs. 2020).
86 From our total lending on the balance sheet, about 9% of our exposure comprises sectors for which Santander published emissions alignment targets for high-emitting sectors (Power generation, oil and gas, aviation, steel, auto manufacturing and auto lending. Excluding the thermal-coal phase out) and around 18% of total CIB lending. Using baselines exposures with different time horizons as per the above table, and balance sheet exposures as at December 2023. Our objectives and alignment targets have been externally assured only in the verification process of the present report.
87 PCAF: “Partnership for Carbon Accounting Financials” is a global partnership of financial institutions that work together to develop and implement a harmonized approach to assess and disclose the greenhouse gas (GHG) emissions associated with their loans and investments. Santander joined PCAF in 2021.
Annual report 2024    129

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2. Financed emissions for alignmentA
Sector	YearB	Exposure (drawn amount EUR bn)C	Emissions scope	Absolute emissions (mtCO2e)	Physical emissions intensity	Financial emissions intensity (mtCO2e/EUR bn lent)	Overall PCAF scoreD
Power generation	2020	10.31	1	4.59	0.17 tCO2e/MWh	0.45	2.5
	2021	10.23		4.24	0.19 tCO2e/MWh	0.41	2.8
	2022	11.88		3.82	0.16 tCO₂e/MWh	0.32	3.0
	2023	10.75		3.14	0.15 tCO₂e/MWh	0.29	3.2
Oil & gas	2020	6.67	1 + 2 + 3E	22.58	73.60 tCO2e/TJ	3.38	3.6
	2021	8.25		27.43	74.36 tCO2e/TJ	3.33	3.9
	2022	6.89		20.94	73.28 tCO₂e/TJ	3.04	3.0
	2023	6.82		20.27	72.97 tCO₂e/TJ	2.97	3.0
Aviation	2020	2.44	1 + 2	1.08	93.05 gCO2e/RPK	0.44	3.7
	2021	2.02		0.84	97.21 gCO2e/RPK	0.42	3.2
	2022	1.65		1.35	81.09 gCO₂e/RPK	0.82	3.0
	2023	0.70		0.58	82.99 gCO₂e/RPK	0.83	3.0
Steel	2020	1.31	1 + 2	2.14	1.40 tCO2e/tS	1.63	3.1
	2021	1.42		1.90	1.36 tCO2e/tS	1.33	3.1
	2022	1.96		1.88	1.24 tCO₂e/tS	0.96	3.1
	2023	2.04		1.84	1.38 tCO₂e/tS	0.90	3.3
Auto - manufacturing	2020	4.45	3E	3.49	149 gCO2/vkm	0.79	3.1
	2021	3.90		2.67	138 gCO2/vkm	0.68	3.0
	2022	3.95		2.74	133 gCO₂/vkm	0.70	3.0
	2023	4.02		2.74	134 gCO₂/vkm	0.68	3.0
AgroF	2022	1.80	1 + 2	6.20	7.04 tCO₂e/ton	3.52	3.3
	2023	3.58		9.83	6.59 tCO₂e/ton	2.75	3.1
Auto - lendingG	2022	55.27	1 + 2	5.84	137 gCO2e/vkm	0.11	3.2
	2023	62.40		6.78	133 gCO₂e/vkm	0.11	2.7
MortgagesH	2022	211.05	1 + 2	2.63	39.72 kgCO2e/m2	0.01	3.3
	2023	262.45		1.93	21.06 kgCO₂e/m²	0.01	3.5
Commercial Real EstateI	2023	18.26	1+2	0.19	22.89 kgCO2e/m²	0.01	4.0
A. These financed emissions should not be confused with the EBA Pillar 3 exercise financed emissions calculations, as the perimeter and therefore, supporting data of the two exercises are different. In the case of corporate business loans, Banco Santander calculates the Total Value of the Company (used to obtain the emissions attribution factor) by adding the total equity and debt of the company in order to avoid the high volatility in market capitalization.
B. Obtaining emissions data from our customers is a challenge. As they disclose more non-financial information worldwide, the quality of our reporting on finance emissions will improve. In some other retail sectors, we rely on availability of emissions information for the different asset types as well as business information.
C. For power generation it includes Corporates and Project Finance in operation.
D. Scores illustrate the data quality used to calculate the financed emissions (with 1 being the best). Financed emissions information comes from a wide range of sources for emissions, physical intensity, and production data. For CIB portfolios CDP is the main source for GHG emissions and Trucost for fossil fuel production, we also used Asset Impact and Annual Reports as secondary sources to cover information gaps. We rely on Transition Pathway Initiative to measure physical intensity for certain sectors, such as Autos, O&G and Steel. In other retail sectors, we rely on the good quality of business information but also on data suppliers to improve and expand their emission databases.
E. Scope 3 - category 11: use of sold products.
F. Agriculture portfolio in Brazil. It includes financing for livestock (such as raising cattle for meat and dairy), agricultural activity (such as planting perennial and temporary crops for soybeans, corn, rice, and vegetables) and land use change. Since there is no specific methodology for agriculture, the PCAF score was adapted considering the data available in primary production portfolio that made possible to measure land management emissions. Financed emissions of the Brazil agriculture portfolio as of March 2022 and December 2023.
G. Consumer lending for the acquisition of passenger cars, covering a significant majority of the exposure in Europe.
H. Mortgage portfolio in the United Kingdom for 2022, and in the United Kingdom and Spain for 2023. Assessment includes Scope 1 and 2 emissions based on actual (where available) and modelled EPC's.
I. Commercial real estate portfolios in the United Kingdom and Spain. Assessment includes Scope 1 and 2 emissions based on actual (where available) and modelled EPC's.

More detail regarding other financed emissions calculations from our balance sheet, see section SN 7.1 Green transition.

iii. Internal carbon pricing
Internal carbon pricing is a tool that helps internalize the external costs of carbon emissions and align operations with broader sustainability objectives. Setting an internal carbon price does not appear to be the most appropriate approach for our type of operations and core business model as we strive to help our customers go green. Nonetheless, we do consider carbon pricing in several of our internal review and assessment tools, such as scenario analyses and transition risk calculations. These processes reflect the "real world" costs in our prices. A “fictitious” internal carbon price would cause disparity between the customer’s actual ability to pay debt and internal valuations. We encourage the
Annual report 2024    130

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

creation of carbon prices in real economies to facilitate the transition to a low-carbon economy.
Grupo Santander’s strategy to lessen the environmental impact of our operations involves reducing CO2e emissions and offsetting the emissions that we’re unable to reduce. We follow a strict carbon credits selection process that includes due diligence on compliance and consistency with our environmental, social and climate change policy. Credits are certified under some of the industry's most well-known standards. Moreover, the carbon credits we purchase are ratified by an independent rating agency to validate their integrity. We actively monitor the voluntary carbon credit market to adapt our offsetting strategy to best practice.
Offsetting serves to internalize the cost of emissions (scopes 1 and 2) from our own operations.
iv. EU Paris-aligned benchmarks
Because of our financing and investment operations, Santander is not excluded from the EU Paris-aligned benchmarks. These benchmarks are designed to align investment with the Paris Agreement’s goals and include undertakings that meet special sustainability standards. They exclude undertakings that do not meet those standards.
We disclose our exposure to undertakings excluded from those benchmarks in section ‘10.4 Credit quality of exposures‘ of our
Pillar 3 disclosures report in accordance with points (d) to (g) of Article 12(1) and (2) of Regulation (EU) 2020/1818.
v. Locked-in GHG emissions
Our double materiality assessment shows that our direct emissions do not have a negative impact on, or pose material risk to, the environment. Regarding locked-in GHG emissions from key assets,88 the nature of our financing and investment activity means that none of our key assets are sources of scope 1 and 2 emissions. Nonetheless, the Group takes carbon footprint reduction measures to help make a positive contribution to the environment.
As detailed in the 2.4.5 ‘Our environmental footprint’ section regarding indirect GHG emissions (scope 3), the only material category under this scope was category 3.15 (financed emissions), with a weighting of over 99% of the total scope 3 emissions. Regarding locked-in GHG emissions from key products,89 the category Scope 3.11 “Use of sold products emissions” is not material to the bank.
With regard to locked-in GHG emissions in category 3.15, there is currently no information available to have a reliable estimation due to lack of information from counterparties. In future exercises, its evaluation will be assessed based on the availability of data.
SN 5. EU Taxonomy
Information on Article 8 of the EU Taxonomy Regulation
In 2020, the European Union adopted the Taxonomy Regulation that sets out a list of activities that can qualify as environmentally sustainable90 and stipulates that companies subject to the Corporate Sustainability Reporting Directive (CSRD91) must disclose how their operations align with the EU Taxonomy.
→GAR, financial institutions:
Financial institutions have been disclosing their Green Asset Ratio (GAR) since 2023. This ratio measures the financing granted to Taxonomy-aligned activities as the numerator and the total balance sheet as the denominator.
To be considered aligned, activities must meet specific taxonomy criteria and ensure that they do no significant harm (DNSH) to any of the other environmental objectives and meet minimum social safeguards (MSS).

Santander's GAR is 3.04% (turnover-based)92 and 3.28% (CapEx-based)93

The European Taxonomy criteria do not reflect the full reality of companies’ transition efforts. Many activities that contribute to the transition to a greener economy do not meet the Taxonomy’s alignment criteria. Thus, we cannot include them in the ratio (for instance, certain types of hybrid cars, which, despite being an undoubted improvement on petrol cars, are not admitted in all cases).
Moreover, the limitations in the design of the ratio and in financial institutions’ implementation of the Taxonomy lead to reduced numbers:
•The numerator and denominator are not symmetric. While the denominator reflects the balance sheet total, the numerator only includes financing in relation to four portfolios: financial institutions; non-financial institutions subject to the CSRD; households (mortgages, auto and renovations); and local governments. Thus, the numerator does not consider green loans to SMEs or the majority of non-European entities.
88 Estimates of future GHG emissions that could arise during the useful life of a company’s key assets. The term “key assets” refers to existing or planned assets that a company owns or controls (e.g. fixed or mobile installations and equipment) and that are direct or indirect energy-related sources of GHG emissions.
89 Estimates of future GHG emissions as the direct GHG emissions from the use of products sold throughout their useful life (category 3.11).
90 These are: 1) climate change mitigation; 2) climate change adaptation; 3) sustainable use and protection of water and marine resources; 4) transition to a circular economy; 5) pollution prevention and control and protection; and 6) restoration of biodiversity and ecosystems.
91 The CSRD applies to large companies, listed companies, banks, or insurance companies that meet certain criteria, such as having a balance sheet total greater than EUR 20 million, a turnover greater than EUR 40 million, or an average number of employees greater than 500 during the fiscal year.
92 Calculation for the two climate-related objectives. For the flow of volumes, the Green Asset Ratio is 2.6% (turnover-based) and 3.4% (CapEx-based).
93 Eligibility for the climate-related targets is 34.0% (based on both turnover and CapEx) and, for the remaining four targets, is 0.04% based on turnover and 0.03% based on CapEx.
Annual report 2024    131

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•The available data is limited. In Latin America and even in European countries such as Poland (key markets for the Group), energy efficiency certificates are either non-existent or very limited, which makes it impossible to account for aligned mortgages in the ratio. There are also significant gaps in companies’ alignment information.
•DNSH (do no significant harm) and MSS (minimum social safeguards) implementation criteria are complex and in no way reflect the reality of a bank. These criteria compel financial institutions to collect evidence that shows the counterparty meets certain standards for each transaction. This results in an inability to include specific aligned financing (e.g. project finance) in the numerator.
Based on a voluntary approach and to mitigate the first limitation mentioned above, we complement disclosure, we complement the GAR with an additional ratio (European and symmetric):
•The numerator follows the same criteria than the previous ratio but only covers European exposures aligned with the Taxonomy.
•The denominator is symmetric and only includes portfolios where we can currently label exposures as environmentally sustainable: European financial and non-financial corporations subject to the CSRD, households, and local governments. We excluded (non-exhaustive list): Non-CSRD companies (since they do not have reporting obligations), cash & interbank loans, derivatives, goodwill and others.

(EUR million)	2024	2023
GAR stockA	3.04%	2.42%
Taxonomy aligned activities	39,656	31,142
Total GAR denominator	1,306,542	1,288,300
European & Symmetric - GARA	7.90%	6.09%
Taxonomy aligned activities	39,287	30,037
Total GAR denominator	497,604	493,167
A Turnover-based ratio
→Other businesses’ GAR (asset management, insurance and investment services):
In addition to the credit institutions GAR that has already been published, we included the GAR for asset management, insurance94 and investment services businesses according to the European Commission's requirements95
→Our key performance indicator for asset management is 1.59% (based on turnover) and 2.60% (based on CapEx).96
→Our key performance indicator for insurance97 is 1.45% (based on turnover) and 2.05% (based on CapEx).98
→Regarding the investment services KPI, we analysed the turnover of the Group's companies in relation to the total, noting that it accounts for less than 3% and is, therefore immaterial99.
→Consolidated KPI:
Last, per the European Commission's communiqué, we publish a consolidated KPI of all businesses, calculated as the weighted average of the applicable KPI of each business (credit institutions, asset management, insurance and investment services) based on turnover and CapEx, with weightings according to the proportion of revenue stemming from the activities covered by the corresponding KPI in their total turnover.100
Our consolidated KPI is 2.99% (based on turnover) and 3.24% (based on CapEx).
We considered net interest income and fees for the weighting of the turnover-based KPI.
Please find the complete disclosure on the following pages, including the templates set out in the Taxonomy Regulation.

For more details on how our financial strategy, product design and relations with customers and counterparties comply with the EU Taxonomy, please see the sections 2. 'Supporting the green transition' and 10.9 'GFANZ transition planning'.

For more details about GAR, please see the section "SN 7.2 EU taxonomy tables".
94 For the asset management and insurer KPI, we included eligible and aligned transactions based on the eligibility and alignment ratios of counterparties (both in terms of CapEx and turnover).
95 C/2024/6691
96 Eligibility for climate-related targets is 10.9% based on turnover and 10.6% based on CapEx. For the remaining four objectives, eligibility is 1.0% based on turnover and 0.5% based on CapEx.
97 European Commission requirements dictate the disclosure of a KPI relating to investment and underwriting. Since the Group does not engage in underwriting relating to non-life insurance (but only markets these products), we only disclose an investment KPI.
98 Eligibility for climate-related targets is 11.7% based on turnover and 12.4% based on CapEx. For the remaining four objectives, eligibility is 0.3% (based on both turnover and CapEx).
99 As part of detailed analysis, we identified the companies under this activity and reviewed a significant volume of revenue derived from it. Following our review, we conclude that this indicator is of little relevance to the Group's sustainability disclosures and, thus, decided not to publish the templates in this regard. Of the analysed revenue samples, 80% comes from customers who are not required to disclose taxonomy information and, therefore, do not publish alignment information. For customers who do publish taxonomy information, the percentage of aligned revenues of the total subject to this KPI is around 0.3%.
100 Based on turnover and CapEx, with weightings according to the proportion of revenue stemming from the activities covered by the corresponding KPI in their total turnover.
Annual report 2024    132

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 6. Sustainable finance and investment classification system (SFICS)
Sustainable finance is key to meeting our climate ambition. We continue to build on our sustainable finance guidelines, which we first published in February 2022, and that we continue updating based on developments in regulation and market practice. Since 2024 it also includes socially responsible investment standards and is now called the Sustainable finance and investment classification system (SFICS).
The SFICS outlines common standards to consider an asset or activity as environmental, social or sustainable in all the Group’s units and businesses. It draws on such international market guidelines, standards and principles as the EU Taxonomy (including the four new environmental targets for 2023), ICMA (International Capital Market Association) Principles, LMA (Loan Market Association) Principles, UNEP FI Framework and the Climate Bonds Standard.
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

We will continue working to evolve the SFICS in line with market developments and business practice, to have a comprehensive set of criteria that enables us to classify green and transition activities to support our customers transition and contribute to our climate ambition.

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
Annual report 2024    133

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 7. Our progress in figures
SN 7.1 Green transition    135
Table 1. Green finance    135
Table 2. Environmental footprint    135
Table 3. Gross scopes 1, 2, 3 and total GHG emissions    136
Table 4. GHG mitigation projects financed through carbon credits    138
Table 5 Equator principles    139
SN 7.2 EU taxonomy tables    140
SN 7.3 Employees    191
Table 6. Employees by region    191
Table 7. Employees by gender    191
Table 8. Employees by management group and gender    192
Table 9. Employees by age bracket    192
Table 10. Employees by employment contract    193
Table 11. Collective bargaining coverage
and social dialogue     193
Table 12. Turnover by region     193
Table 13. Average remuneration by management group, gender and age bracket    194
Table 14. Remuneration ratios    194
Table 15. Average remuneration of senior management    194
Table 16. Average remuneration of senior
management linked to long-term objectives    194
Table 17. Senior management composition    195
Table 18. Training    195
Table 19. Hours of training by gender and management
group    195
Table 20. Occupational health and safety    195
SN 7.4 Customers    196
Table 21. Group customers    196
Table 22. Dialogue by channel    196
Table 23. NPS ranking by country    196
Table 24. Total complaints    197
SN 7.5 Financial inclusion    197
Table 25. People financially included    197
Table 26. Microfinance    197
SN 7.6 Community support    197
Table 27. Community support    197
Table 28. Outputs and outcomes    198
SN 7.7 Tax contribution    199
Table 29. Total taxes paid    199
Annual report 2024    134

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 7.1 Green transition

1. Green financeA
EUR bn	2024	2023	2022	2021
Raised and facilitated	24.1	20.9	28.8	31.9
Accumulated since 2019	139.4	115.3	94.5	65.7
A. From January to December 2024, CIB contributed EUR 24.1 billion to the green finance target. According to Infralogic, Bloomberg, Dealogic, TXF and Mergermarket league tables. This refers to all roles undertaken by Banco Santander in the same project. It does not include financial inclusion and entrepreneurship. Green Finance raised and facilitated is not a synonym of EU Taxonomy.

2. Environmental footprintA
	2024	2023	Var. 2024-2023 (%)
Consumption
Total internal energy consumption (MWh)	1,012,554	-
Total fossil energy consumption (MWh)	179,258	-
Share of fossil sources in total energy consumption (%)	17.7%	-
Consumption from nuclear sources (MWh)	6,457	-
Share of nuclear sources in total energy consumption (%)	0.6%	-
Total certified renewable energy consumption (MWh)	793,136	-
Share of certified renewable sources in total energy consumption (%)	78.3%	-
Fuel consumption by renewable source, such as biomass (MWh)	0	-
Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	780,356	-
Consumption of self-generated non-fuel renewable energy (MWh)	12,780	-
Total not certified renewable energy consumption (MWh)	33,703	-
Share of not certified renewable sources in total energy consumption (%)	3.3%	-
Total electricity (millions of kwh)	856.65	805.31	6.4
Electricity from non-renewable sources (millions of kwh)	63.52	25.63	147.8
Electricity from renewable sources (millions of kwh)	793.14	779.68	1.7
Percentage of contractual instruments (contracts for renewable electricity guaranteed by utility) used for the procurement of renewable electricity.	53%
Percentage of contractual instruments (PPAs_Power Purchase Agreements) used for the purchase of renewable electricity	9%
Percentage of contractual instruments (IRECs (International Renewable Electricity Certificates or DoO) used for the procurement of renewable electricity	38%
Water (m3)B	1,961,149	1,858,645	5.5
Paper (t)	6,023	4,932	22.1
Recycled or certified paper (t)	5,000	4,417	13.2
A. For 2024, information is included for 100% of the Group’s average employees in all the countries we operate. The entities listed under ESRS Requirement E1, paragraph 50.b) (investees with operational control), are not material to Santander.
B. Santander consumes water basically from public water supply networks.
Annual report 2024    135

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. Gross scopes 1, 2, 3 and total GHG emissions (excluding financed emissions)
	Retrospective				Milestones and target years I
	Base year (2020) G	Comparative (2023) H	N (2024)	% N / N-1	2025	2030	2050	Annual Target % / Base Year
Scope 1 GHG emissionsA,B
Gross scope 1 GHG emissions (tCO2e)	35,962	25,755	35,503	37.8%	-	33,303	-	0.7%
Scope 2 GHG emissionsA,C
Gross location-based Scope 2 GHG emissions (tCO2e)	297,621	205,292	194,276	(5.4%)	-	172,276	-	4.2%
Gross market-based Scope 2 GHG emissions (tCO2e)	144,038	21,516	24,350	13.2%	-	12,350	-	9.1%
Significant scope 3 GHG emissionsD
Total Gross indirect (Scope 3) GHG emissions (tCO2e)	-	125,441	1,116,061	-	-	-	-	-
1 Purchased goods and servicesE	-	-	698,768	-	-	-	-	-
2 Capital goodsE	-	-	216,388	-	-	-	-	-
4 Upstream transportation and distributionE	-	-	52,835	-	-	-	-	-
6 Business travelA,F	-	50,061	52,150	4.2%	-	-	-	-
7 Employee commutingA,F	-	75,380	82,569	9.5%	-	-	-	-
9 Downstream transportationE	-	-	13,350	-	-	-	-	-
Total GHG emissions (excluding financed emissions)A,J
Total GHG emissions (location-based) (tCO2e)	-	356,488	1,345,841	277.5%	-	-	-	-
Total GHG emissions (market-based) (tCO2e)	-	172,711	1,175,915	580.9%	-	-	-	-
A. For 2024, information is included for 100% of the Group’s average employees in all the countries we operate. The entities listed under ESRS Requirement E1, paragraph 50.b) (investees with operational control), are not material to Santander.
B. These emissions include those derived from direct energy consumption: Natural gas, diesel as well as the fuel consumption of the fleets where it is applicable (Argentina, Mexico, Brazil, Chile and Poland this year) and fugitive emissions of refrigerant gases according to the GHG Protocol standard. For the calculation of these emissions, emission factors from DEFRA (Department for Environment, Food and Rural Affairs) 2024 for the financial year 2024 and DEFRA 2023 for the financial year 2023 have been applied. For Brazil’s own fuels, the factors of the Brazilian GHG Protocol Program are used. Santander does not use biomass as fuel and therefore does not produce direct biogenic emissions. Santander does not manage emissions subject to regulated Emission Trading Schemes (ETS), including the EU-ETS, national ETS and non-EU ETS. The direct emissions in tCO2e disaggregated by country are: Argentina 1,554, Brazil 2,772, Chile 564, Germany 2,270, Mexico 6,609, Nordics 3, Poland 6,652, Portugal 231, Spain 5,995, UK 2,676, USA 5,109, Others 1,067.
C. These emissions include those derived from electricity consumption and the use of district heating and correspond to Scope 2 defined by the GHG Protocol standard. In 2024 they have been calculated with emission factors of the 2024 edition of the IEA, for 2023 the emission factors of the 2023 edition were used. For the calculation of district heating in Poland and Norway, local public emission factors for 2024 different from DEFRA were used. Data on biogenic emissions is not included as information on these emissions is not available in the EIA emission factor database.
◦Indirect emissions Electricity – market-based: For the calculation of these emissions, only renewable electricity is considered as renewable electricity that can be certified by any type of contract or product recognized as such, but not the share of the country energy mix obtained from IEA data (i.e. where non-renewable electricity is purchased expressly).
◦Indirect Emissions Electricity – location-based: The IEA emission factor for each country has been applied for all electricity purchased, regardless of its source of origin (renewable or non-renewable).
The indirect emissions in tCO2e disaggregated by country are:
◦Market-based: Argentina 441, Brazil 115, Chile 44, Germany 2,008, Mexico 1,613, Nordics 8, Poland 12,021, Portugal 309, Spain 1,371, UK 1,103, USA 0, Others 5,316.
◦Location-based: Argentina 12,444, Brazil 17,577, Chile 7,350, Germany 5,824, Mexico 51,629, Nordics 36, Poland 26,826, Portugal 3,041, Spain 29,338, UK 16,408, USA 18,486, Others 5,316.
D. The assessment we conducted to determine the materiality of indirect GHG emissions (scope 3) found that the only material category under this scope was category 3.15 (financed emissions), with a weighting of 99% of the total.. The other categories are identified as not relevant, given its low representativeness. In addition, the categories disclosed in this table are defined as relevant, and the following categories are identified as not relevant, given their low representativeness: 3.3 - Fuel and energy-related activities (not included in Scope 1 or 2); 3.5 - waste generated in operations; 3.8 - upstream leased assets; 3.10 - processing of sold products; 3.11 - use of sold products; 3.12 - end-of-life treatment of sold products; 3.14 - franchises.
Biogenic emissions are not included as information on these emissions is not available in the databases we use to calculate any of the categories.
E. Supply chain emissions are calculated using a spend-based approach considering the payments to our suppliers in the current year. For that non primary data obtained from suppliers has been used. These are calculated using the Supply Chain Greenhouse Gas Emission Factors v1.3 from the U.S. Environmental Protection Agency. Our supplier taxonomies are mapped to the sectors considered in the database and then converted into emissions through spend-based emissions factors. Then, different spending taxonomies are grouped based on the GHG scope 3 categories based on their nature (purchased goods and services, capital goods, upstream and downstream transportation)
F. For the calculation of these emission factors DEFRA 2023 for fiscal year 2023 and DEFRA 2022 for fiscal year 2022 have been applied. For Brazil’s specific fuels, emissions factors from the Brazilian GHG Protocol Program have been applied.
G. Base year is 2020. Emissions disclosed that year were reviewed to consider the same circumstances as the disclosed in this report 2024: equal perimeter (all countries and businesses that have employees, formerly G10) and considering fugitive emissions equivalent to current emissions (recently included in emissions footprint).
H. Data with no information for 2023 are first reported in 2024.
I. Our reduction objectives have been externally assured only in the verification process of the present report.
J. To comply with the regulatory requirements we have extended the financed emissions calculations, in most cases based on factors and other proxies. More details see table below 3.2. The total absolute financed emissions (scope 3, categories 15 and 13) of this broad scope, including scope 1, 2 and 3 are 283.8 mtCO2e. And the total GHG emissions (market-based) are 285.0 mtCO2e. With this figure, the ratio of "GHG total emissions / Total income" is: 4.6 mtCO2e/bn€ (Total income figure as disclosed in the Consolidated Income Statements).

Annual report 2024    136

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.1. Financed emissions of non-financial corporations, as disclosed in Pillar 3
Sector	Gross carrying amount (€bn)	GHG financed emissions (scope 1 and scope 2 of the counterparty) (mtCO2e)	GHG financed emissions (scope 3 of the counterparty) (mtCO2e)	GHG emissions: gross carrying amount percentage of the portfolio derived from company-specific reporting
Exposures towards sectors that highly contribute to climate change A	259.3	58.6	159.3	10.1%
A - Agriculture, forestry and fishing	8.5	8.1	3.8	0.5%
B - Mining and quarrying	11	11.8	41.5	28.2%
C - Manufacturing	53.7	13.7	63.2	14.3%
D - Electricity, gas, steam and air conditioning supply	13.9	10.7	7.2	23.6%
E - Water supply; sewerage, waste management and remediation activities	1.7	1.1	0.5	3.8%
F - Construction	18.7	0.9	4.8	2.7%
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	77.7	6.1	31	12.1%
H - Transportation and storage	17.3	4.4	5.6	9.4%
I - Accommodation and food service activities	11.3	0.5	1.4	1.3%
L - Real estate activities	45.6	1.3	0.3	1.0%
Exposures towards sectors other than those that highly contribute to climate change A	79.2
K - Financial and insurance activities	0
Exposures to other sectors (NACE codes J, M - U)	79.2
TOTAL	338.5	58.6	159.3	7.8%
A.In accordance with the Commission delegated regulation EU) 2020/1818 supplementing regulation (EU) 2016/1011 as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks -Climate Benchmark Standards Regulation - Recital 6: Sectors listed in Sections A to H and Section L of Annex I to Regulation (EC) No 1893/2006.

3.2. Financed emissions estimated from balance sheetA
Asset	Gross carrying amount assessed (EUR bn)	GHG financed emissions (scope 1 and scope 2) (mtCO2e)	GHG Scope 1 and 2 mtCO2e/ exposure (EUR bn)	GHG financed emissions (scope 3) (mtCO2e)	GHG Scope 3 mtCO2e/ exposure (EUR bn)	PCAF ScoreI
Non-financial corporations (Pillar 3)B	338.5	58.6	0.18	159.3	0.66	4.8
Mortgages[c]	350.5	3.6	0.01	0.0	0.01	3.8
Motor vehicle loansD	170.2	27.0	0.16	0.0	0.16	4.2
Sovereign debtE	155.2	33.9	0.22	0.0	0.22	2.2
Corporate bondsF	45.7	0.3	0.006	0.7	0.02	5.0
Equity instrumentsG	6.8	0.01	0.002	0.1	0.01	5.0
Investments: joint ventures and associatedH	7.3	0.02	0.003	0.2	0.03	4.0
TOTAL	1,065.6	123.5	0.12	160.3	0.27
A. This includes scope 3 - category 13 and 15 emissions for regulatory purposes.
B. These are the financed emissions reported under the EBA Pillar 3 exercise, which should not be confused with the portfolio alignment financed emissions, as the scope and supporting data of the two exercises is different.
C. Mortgage financed emissions. Calculated as of 2023, for the UK and Spain, and as of 2024 for Poland. Also extending calculation to rest of group's mortgage portfolio (2024 data).
D Motor vehicle loans financed emissions from loans and leases. That includes the current auto-lending alignment target scope, calculated as of 2023, and other auto exposures within EU consumer finance business and auto-lending in America, calculated with 2024 financial data.
E. Sovereign debt at fair value or amortized cost. Financed emissions calculated covers scope 1 including 'Land Use, Land-Use Change and Forestry' (LULUCF), following the recommendations by PCAF methodology and using the United Nations Framework Convention on Climate Change (UNFCCC) official reported emissions factors from the PCAF database.
F. Private fixed-income instruments at fair value or amortized cost, excluding the exposures included in the Pillar 3 reporting. Financed emissions calculated covers scope 1, 2 and 3 from the issuers, following the recommendations by PCAF methodology and using the emissions factors from the PCAF database.
G. Equity instruments at fair value, excluding the exposures included in the Pillar 3 reporting. Financed emissions calculated covers scope 1, 2 and 3 from the issuers, following the recommendations by PCAF methodology and using the emissions factors from the PCAF database.
H. Investments in joint ventures and associated. Financed emissions calculated covers scope 1, 2 and 3 from the companies, following the recommendations by PCAF methodology and using the emissions factors from the PCAF database.
I. As explained below, we had to extrapolate the emissions calculations for near 20% of the exposure assessed for 'Financed emissions estimated from balance sheet'. The PCAF score is an approximation assuming the extrapolations account for PCAF score 5 (worse quality), and the rest is calculated following the PCAF standard recommendations.

Santander discloses for the first time financed emissions of new categories from our balance sheet in this annual report, and we extend the scope from the emissions calculated with PCAF methodology to a broader scope to cover almost all balance sheet exposures subject to
Annual report 2024    137

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

financed emissions calculations, with the only purpose of complying with the disclosure regulation. In the 'SN. 4 Our transition plan' we disclose the financed emissions of portfolio alignment with reasonable quality of data, with the aim of managing our portfolios with alignment purposes. In this section, we prioritize the completeness of the sustainability information disclosed. This means that the calculations where primarily supported by emissions factors, proxies or approximations, instead of actual reported emissions, to extend the calculation of financed emissions as reasonable as possible. This calculation helps us reach the figures we disclose, although we will continue to work on improving the available data and calculations in the future.
For all these reasons, we could expect some volatility in the financed emissions disclosed as better information becomes available over time or as some of the proxies/factors provided by external parties are updated.

4. GHG mitigation projects financed through carbon credits
Carbon credits cancelled and used for scopes 1+2 compensation	N (2024)
Total (tCO2e)A	59,858
Share from removal projectsB (%)	15%
Share from reduction projects (%)	85%
Share of projects validated by Verra’s VCS	13%
Share of projects validated by Climate Action Reserve	15%
Share of projects validated by Gold Standard	72%
Share from projects within the EU (%)	—%
Share of carbon credits that qualify as corresponding adjustments (%)C	—%
A. Since emissions offsetting is done by country, the upward rounding of tCO2e means that the total amount of credits is slightly higher than the total sum of emissions.
B. In 2024, all GHG phase-out mitigation projects are nature-based (biogenic) solutions projects. Santander cancels all credits after purchase in the year. In 2024, 71,300 new credits were acquired and cancelled: 16.5% validated by Climate Action Reserve (removal projects) and 83.5% validated by Gold Standard (reduction projects). The existing contractual agreements Santander has in different countries will enable us to obtain 70.259 carbon credits between from now to 2073 year. Cancellation of such credits will be based on the mitigation approach at the time.
C. It is reported 0% since Article 6 is not yet applicable.
Annual report 2024    138

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

5. Equator Principles
Number of projects	Project Finance			Project Related Corporate Loans			Project-Related Refinance and Project-Related Acquisition for Project Finance
Category	A	B	C	A	B	C	A	B	C
TOTAL	3	9	3	2	3	1	0	0	0
Sector
Mining	0	0	0	0	0	0	0	0	0
Infrastructure	1	1	3	0	0	0	0	0	0
Oil & gas	1	0	0	0	0	0	0	0	0
Power	1	6	0	1	2	1	0	0	0
Others	0	2	0	1	1	0	0	0	0
Region
Americas	1	2	0	1	2	0	0	0	0
Europe, Middle East & Africa	2	7	3	1	0	1	0	0	0
Asia pacific	0	0	0	0	1	0	0	0	0
Type
Designated countriesA	2	9	3	0	2	1	0	0	0
Non-designated countries	1	0	0	2	1	0	0	0	0
Independent review
Yes	3	8	1	2	2	0	0	0	0
No	0	1	2	0	1	1	0	0	0
A. In accordance with the definition of designated countries included in the Equator Principles, with solid environmental and social governance, legislation and institutions to protect their inhabitants and the environment.
Category A – Projects with potential significant adverse environmental and social risks and/or impacts that are diverse, irreversible or unprecedented;
Category B – Projects with potential limited adverse environmental and social risks and/or impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures;
Category C – Projects with minimal or no adverse environmental and social risks and/or impacts.
Annual report 2024    139

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 7.2 EU taxonomy tables101
0. Summary of KPI to be disclosed by credit institutions under Article 8 Taxonomy Regulation - 2024

		Total environmentally sustainable assets (1)	KPI (3)	KPI (4)	% coverage (over total assets) (5)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Main KPI	Green asset ratio (GAR) stock	39,656	3.04	3.28	69.8	34.0	30.2

		Total environmentally sustainable assets (2)	KPI	KPI	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Additional KPI	GAR (flow)	7,862	2.63	3.35	65.9	40.7	34.1
	Trading book(6)
	Financial guarantees	249	1.47	3.46
	Assets under management	2,047	1.3	2.14
	Fees and commissions income(6)

(1) Total environmentally sustainable assets used for turnover KPI. Total environmentally sustainable assets used for Capex KPI amounts to EUR 42,834 million.
(2) Total environmentally sustainable assets used for turnover KPI. Total environmentally sustainable assets used for Capex KPI amounts to EUR 10,009 million for GAR flow, EUR 585 million for financial guarantees and EUR 3,360 million for assets under management .
(3) Based on the Turnover KPI of the counterparty.
(4) Based on the CapEx KPI of the counterparty.
(5) % of assets covered by the KPI over banks´ total assets.
(6) Fees and Commissions and Trading Book KPIs shall only apply starting 2026.

101 Perimeter calculation for GAR, in accordance with the Commission Delegated Regulation (EU) 2021/2178, is based on the prudential consolidated group. In this context, the entities within the Santander Group are consolidated using the full consolidation method, except for jointly controlled entities, which are proportionately consolidated. Companies that cannot be consolidated due to their activity are included using the equity method. The difference between the total assets of the public and prudential perimeters is not significant. This difference is due to the exclusion of non-financial entities and the inclusion of multi-group and intergroup entities, in accordance with this consolidation criterion.
Annual report 2024    140

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

0. Summary of KPI to be disclosed by credit institutions under Article 8 Taxonomy Regulation - 2023

		Total environmentally sustainable assets (1)	KPI (3)	KPI (4)	% coverage (over total assets) (5)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Main KPI	Green asset ratio (GAR) stock	31,151	2.4	2.6	70.3	33.9	29.7

		Total environmentally sustainable assets (2)	KPI	KPI	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Additional KPIs	GAR (flow)	7,079	1.6	1.9	50.6	36.0	49.4
	Trading book(6)
	Financial guarantees	142	0.9	1.8
	Assets under management	829	0.6	1.1
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
(4) Based on the CapEx KPI of the counterparty
(5) % of assets covered by the KPI over banks´ total assets
(6) Fees and Commissions and Trading Book KPIs shall only apply starting 2026

Annual report 2024    141

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. Assets for the calculation of GAR (Capex) - 2024

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	664,610	447,158	42,818	36,969	9,508	2,202	101	17	0	3	447,259	42,834	36,969	9,508	2,206
2	Financial undertakings	25,544	5,704	1,600	0	28	432	27	2	0	0	5,732	1,602	0	28	432
3	Credit institutions	18,208	3,332	312	0	1	12	24	2	0	0	3,356	314	0	1	12
4	Loans and advances	16,848	3,097	293	0	1	12	11	2	0	0	3,108	295	0	1	12
5	Debt securities, including UoP (Use of Proceeds)	1,360	235	19	0	0	0	13	0	0	0	248	19	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	7,336	2,372	1,288	0	28	420	4	0	0	0	2,376	1,289	0	28	420
8	of which investment firms	2,300	975	878	0	0	233	0	0	0	0	975	878	0	0	233
9	Loans and advances	1,778	528	439	0	0	136	0	0	0	0	528	439	0	0	136
10	Debt securities, including UoP	523	447	439	0	0	98	0	0	0	0	447	439	0	0	98
11	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	258	101	8	0	0	5	0	0	0	0	102	8	0	0	5
13	Loans and advances	176	61	3	0	0	3	0	0	0	0	61	3	0	0	3
14	Debt securities, including UoP	80	41	5	0	0	2	0	0	0	0	41	5	0	0	2
15	Equity instruments	2	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	2,050	246	9	0	0	0	2	0	0	0	247	9	0	0	0
17	Loans and advances	1,931	246	9	0	0	0	2	0	0	0	247	9	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	119	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	28,232	11,539	4,248	0	648	1,771	73	15	0	3	11,612	4,263	0	648	1,774
21	Loans and advances	26,333	10,918	3,827	0	646	1,508	65	6	0	3	10,983	3,833	0	646	1,511
22	Debt securities, including UoP	1,891	620	420	0	1	262	8	8	0	1	628	428	0	1	263
23	Equity instruments	8	1	1		0	0	0	0	0	0	1	1		0	0
24	Households	609,668	428,942	36,969	36,969	8,832	0	0	0	0	0	428,942	36,969	36,969	8,832	0
25	of which loans collateralised by residential immovable property	362,813	331,277	28,137	28,137	0	0	0	0	0	0	331,277	28,137	28,137	0	0
26	of which building renovation loans	1,189	1,189	0	0	0	0	0	0	0	0	1,189	0	0	0	0
27	of which motor vehicle loans	96,477	96,477	8,832	8,832	8,832	0					96,477	8,832	8,832	8,832	0
Annual report 2024    142

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	1,166	973	0	0	0	0	0	0	0	0	973	0	0	0	0
29	Housing financing	155	153	0	0	0	0	0	0	0	0	153	0	0	0	0
30	Other local government financing	1,012	819	0	0	0	0	0	0	0	0	819	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	4,825	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	637,106	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	438,149
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	134,206
35	Loans and advances	132,387
36	of which loans collateralised by commercial immovable property	23,620
37	of which building renovation loans	1,704
38	Debt securities	1,575
39	Equity instruments	244
40	Non-EU country counterparties not subject to NFRD disclosure obligations	303,944
41	Loans and advances	276,247
42	Debt securities	24,306
43	Equity instruments	3,391
44	Derivatives	5,772
45	On demand interbank loans	12,146
46	Cash and cash-related assets	9,252
47	Other categories of assets (e.g. Goodwill, commodities etc.)	171,788
48	Total GAR assets	1,306,542	447,158	42,818	36,969	9,508	2,202	101	17	0	3	447,259	42,834	36,969	9,508	2,206
49	Assets not covered for GAR calculation	565,848
50	Central governments and Supranational issuers	142,309
51	Central banks exposure	193,354
Annual report 2024    143

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
52	Trading book	230,185
53	Total assets	1,872,390	447,158	42,818	36,969	9,508	2,202	101	17	0	3	447,259	42,834	36,969	9,508	2,206
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	16,898	1,282	570	0	47	387	39	15	0	4	1,320	585	0	47	390
55	Assets under management102	156,908	13,238	3,345	0	184	1,419	348	15	0	1	13,586	3,360	0	184	1,420
56	Of which debt securities	71,062	8,288	1,665	0	96	752	292	2	0	0	8,580	1,668	0	96	752
57	Of which equity instruments	63,320	4,744	1,616	0	86	642	54	12	0	1	4,798	1,628	0	86	643

102 The assets under management taken into account in this template covers the whole Group.
Annual report 2024    144

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. Assets for the calculation of GAR (Turnover) - 2024

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	664,610	444,137	39,615	36,969	8,952	1,412	365	41	0	18	444,503	39,656	36,969	8,952	1,431
2	Financial undertakings	25,544	4,921	776	0	3	280	289	21	0	2	5,210	798	0	3	281
3	Credit institutions	18,208	3,265	280	0	0	5	25	2	0	0	3,290	281	0	0	5
4	Loans and advances	16,848	3,028	260	0	0	5	12	2	0	0	3,040	262	0	0	5
5	Debt securities, including UoP	1,360	237	19	0	0	0	13	0	0	0	250	19	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	7,336	1,656	497	0	2	274	264	20	0	2	1,919	516	0	2	276
8	of which investment firms	2,300	392	263	0	0	141	43	4	0	2	435	268	0	0	143
9	Loans and advances	1,778	174	68	0	0	47	43	4	0	2	217	72	0	0	49
10	Debt securities, including UoP	523	218	196	0	0	94	0	0	0	0	218	196	0	0	94
11	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	258	122	6	0	0	4	0	0	0	0	122	6	0	0	4
13	Loans and advances	176	120	6	0	0	4	0	0	0	0	121	6	0	0	4
14	Debt securities, including UoP	80	1	0	0	0	0	0	0	0	0	1	0	0	0	0
15	Equity instruments	2	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	2,050	244	7	0	0	0	219	15	0	0	462	22	0	0	0
17	Loans and advances	1,931	244	7	0	0	0	219	15	0	0	462	22	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	119	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	28,232	9,302	1,869	0	117	1,133	76	20	0	17	9,378	1,889	0	117	1,149
21	Loans and advances	26,333	9,014	1,648	0	117	936	70	16	0	16	9,084	1,664	0	117	952
22	Debt securities, including UoP	1,891	288	221	0	0	197	7	3	0	0	294	224	0	0	197
23	Equity instruments	8	0	0		0	0	0	0		0	0	0		0	0
24	Households	609,668	428,942	36,969	36,969	8,832	0	0	0	0	0	428,942	36,969	36,969	8,832	0
25	of which loans collateralised by residential immovable property	362,813	331,277	28,137	28,137	0	0	0	0	0	0	331,277	28,137	28,137	0	0
26	of which building renovation loans	1,189	1,189	0	0	0	0	0	0	0	0	1,189	0	0	0	0
27	of which motor vehicle loans	96,477	96,477	8,832	8,832	8,832	0					96,477	8,832	8,832	8,832	0
28	Local governments financing	1,166	973	0	0	0	0	0	0	0	0	973	0	0	0	0
Annual report 2024    145

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
29	Housing financing	155	153	0	0	0	0	0	0	0	0	153	0	0	0	0
30	Other local government financing	1,012	819	0	0	0	0	0	0	0	0	819	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	4,825	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	637,106	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	438,149
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	134,206
35	Loans and advances	132,387
36	of which loans collateralised by commercial immovable property	23,620
37	of which building renovation loans	1,704
38	Debt securities	1,575
39	Equity instruments	244
40	Non-EU country counterparties not subject to NFRD disclosure obligations	303,944
41	Loans and advances	276,247
42	Debt securities	24,306
43	Equity instruments	3,391
44	Derivatives	5,772
45	On demand interbank loans	12,146
46	Cash and cash-related assets	9,252
47	Other categories of assets (e.g. Goodwill, commodities etc.)	171,788
48	Total GAR assets	1,306,542	444,137	39,615	36,969	8,952	1,412	365	41	0	18	444,503	39,656	36,969	8,952	1,431
49	Assets not covered for GAR calculation	565,848
50	Central governments and Supranational issuers	142,309
51	Central banks exposure	193,354
52	Trading book	230,185
Annual report 2024    146

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
53	Total assets	1,872,390	444,137	39,615	36,969	8,952	1,412	365	41	0	18	444,503	39,656	36,969	8,952	1,431
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	16,898	809	218	0	1	166	67	31	0	31	876	249	0	1	197
55	Assets under management103	156,908	12,858	1,994	0	78	844	861	53	0	19	13,719	2,047	0	78	863
56	Of which debt securities	71,062	8,627	912	0	37	367	520	20	0	11	9,147	931	0	37	378
57	Of which equity instruments	63,320	4,061	1,040	0	40	462	328	32	0	8	4,389	1,072	0	40	470

103 The assets under management taken into account in this template covers the whole Group.
Annual report 2024    147

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. Assets for the calculation of GAR (Capex) - 2023

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	661,433	465,892	33,416	29,115	6,975	1,640	60	7	0	5	465,953	33,422	29,115	6,975	1,645
2	Financial undertakings	28,156	7,544	510	0	11	349	4	0	0	0	7,548	510	0	11	349
3	Credit institutions	22,517	6,241	3	0	0	2	4	0	0	0	6,245	3	0	0	2
4	Loans and advances	20,257	5,232	3	0	0	2	4	0	0	0	5,236	3	0	0	2
5	Debt securities, including UoP	2,261	1,009	0	0	0	0	0	0	0	0	1,009	0	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	5,639	1,303	507	0	10	347	0	0	0	0	1,303	507	0	10	347
8	of which investment firms	1,987	438	349	0	0	307	0	0	0	0	438	349	0	0	307
9	Loans and advances	1,455	138	49	0	0	7	0	0	0	0	138	49	0	0	7
10	Debt securities, including UoP	313	300	300	0	0	300	0	0	0	0	300	300	0	0	300
11	Equity instruments	219	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	141	102	11	0	1	1	0	0	0	0	102	11	0	1	1
13	Loans and advances	141	102	11	0	1	1	0	0	0	0	102	11	0	1	1
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	1,892	318	0	0	0	0	0	0	0	0	318	0	0	0	0
17	Loans and advances	1,892	318	0	0	0	0	0	0	0	0	318	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	25,910	10,901	3,791	0	395	1,291	56	7	0	5	10,957	3,798	0	395	1,296
21	Loans and advances	24,347	10,367	3,315	0	395	1,063	49	7	0	5	10,416	3,322	0	395	1,068
22	Debt securities, including UoP	1,563	534	476	0	0	228	7	0	0	0	541	476	0	0	228
23	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
24	Households	607,245	447,326	29,115	29,115	6,569	0	0	0	0	0	447,326	29,115	29,115	6,569	0
25	of which loans collateralised by residential immovable property	366,626	356,979	22,545	22,545	0	0	0	0	0	0	356,979	22,545	22,545	0	0
26	of which building renovation loans	528	528	0	0	0	0	0	0	0	0	528	0	0	0	0
27	of which motor vehicle loans	89,820	89,820	6,569	6,569	6,569	0					89,820	6,569	6,569	6,569	0
Annual report 2024    148

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	122	122	0	0	0	0	0	0	0	0	122	0	0	0	0
29	Housing financing	75	75	0	0	0	0	0	0	0	0	75	0	0	0	0
30	Other local government financing	46	46	0	0	0	0	0	0	0	0	46	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	5,595	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	621,271	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	478,101
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	141,389
35	Loans and advances	139,095
36	of which loans collateralised by commercial immovable property	22,909
37	of which building renovation loans	141
38	Debt securities	2,140
39	Equity instruments	155
40	Non-EU country counterparties not subject to NFRD disclosure obligations	296,567
41	Loans and advances	272,256
42	Debt securities	21,525
43	Equity instruments	2,787
44	Derivatives	5,421
45	On demand interbank loans	11,911
46	Cash and cash-related assets	8,621
47	Other categories of assets (e.g. Goodwill, commodities etc.)	117,217
48	Total GAR assets	1,288,300	465,892	33,416	29,115	6,975	1,640	60	7	0	5	465,953	33,422	29,115	6,975	1,645
49	Assets not covered for GAR calculation	545,242
50	Central governments and Supranational issuers	137,606
51	Central banks exposure	230,835
Annual report 2024    149

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
52	Trading book	176,800
53	Total assets	1,833,542	465,892	33,416	29,115	6,975	1,640	60	7	0	5	465,953	33,422	29,115	6,975	1,645
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	15,573	644	285	0	4	152	26	0	0	0	669	286	0	4	152
55	Assets under management	137,531	4,979	1,550	0	77	665	36	0	0	0	5,015	1,550	0	77	665
56	Of which debt securities	39,836	3,613	837	0	26	440	7	0	0	0	3,621	837	0	26	440
57	Of which equity instruments	43,158	1,365	713	0	52	225	29	0	0	0	1,394	713	0	52	225
Annual report 2024    150

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. Assets for the calculation of GAR (Turnover) - 2023

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	661,433	464,201	31,142	29,115	6,834	799	474	9	0	8	464,675	31,151	29,115	6,834	807
2	Financial undertakings	28,156	7,899	310	0	4	208	373	0	0	0	8,272	310	0	4	208
3	Credit institutions	22,517	6,892	1	0	0	0	15	0	0	0	6,907	1	0	0	0
4	Loans and advances	20,257	5,883	1	0	0	0	15	0	0	0	5,898	1	0	0	0
5	Debt securities, including UoP	2,261	1,009	0	0	0	0	0	0	0	0	1,009	0	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	5,639	1,006	309	0	4	208	358	0	0	0	1,365	309	0	4	208
8	of which investment firms	1,987	280	172	0	0	155	41	0	0	0	321	172	0	0	155
9	Loans and advances	1,455	127	19	0	0	2	41	0	0	0	168	19	0	0	2
10	Debt securities, including UoP	313	153	153	0	0	153	0	0	0	0	153	153	0	0	153
11	Equity instruments	219	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	141	99	17	0	0	0	0	0	0	0	99	17	0	0	0
13	Loans and advances	141	99	17	0	0	0	0	0	0	0	99	17	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	1,892	317	0	0	0	0	317	0	0	0	634	0	0	0	0
17	Loans and advances	1,892	317	0	0	0	0	317	0	0	0	634	0	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	25,910	8,855	1,718	0	260	591	101	9	0	7	8,955	1,727	0	260	598
21	Loans and advances	24,347	8,617	1,509	0	258	552	83	9	0	7	8,700	1,518	0	258	560
22	Debt securities, including UoP	1,563	237	208	0	2	39	18	0	0	0	255	208	0	2	39
23	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
24	Households	607,245	447,326	29,115	29,115	6,569	0	0	0	0	0	447,326	29,115	29,115	6,569	0
25	of which loans collateralised by residential immovable property	366,626	356,979	22,545	22,545	0	0	0	0	0	0	356,979	22,545	22,545	0	0
26	of which building renovation loans	528	528	0	0	0	0	0	0	0	0	528	0	0	0	0
27	of which motor vehicle loans	89,820	89,820	6,569	6,569	6,569	0					89,820	6,569	6,569	6,569	0
28	Local governments financing	122	122	0	0	0	0	0	0	0	0	122	0	0	0	0
29	Housing financing	75	75	0	0	0	0	0	0	0	0	75	0	0	0	0
Annual report 2024    151

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
30	Other local government financing	46	46	0	0	0	0	0	0	0	0	46	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	5,595	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	621,271	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	478,101
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	141,389
35	Loans and advances	139,095
36	of which loans collateralised by commercial immovable property	22,909
37	of which building renovation loans	141
38	Debt securities	2,140
39	Equity instruments	155
40	Non-EU country counterparties not subject to NFRD disclosure obligations	296,567
41	Loans and advances	272,256
42	Debt securities	21,525
43	Equity instruments	2,787
44	Derivatives	5,421
45	On demand interbank loans	11,911
46	Cash and cash-related assets	8,621
47	Other categories of assets (e.g. Goodwill, commodities etc.)	117,217
48	Total GAR assets	1,288,300	464,201	31,142	29,115	6,834	799	474	9	0	8	464,675	31,151	29,115	6,834	807
49	Assets not covered for GAR calculation	545,242
50	Central governments and Supranational issuers	137,606
51	Central banks exposure	230,835
52	Trading book	176,800
53	Total assets	1,833,542	464,201	31,142	29,115	6,834	799	474	9	0	8	464,675	31,151	29,115	6,834	807
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	15,573	494	142	0	3	98	6	0	0	0	500	142	0	3	99
55	Assets under management	137,531	4,302	825	0	57	431	406	4	0	4	4,708	829	0	57	435
Annual report 2024    152

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Million EUR		2023
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
56	Of which debt securities	39,836	3,308	445	0	11	269	233	0	0	0	3,541	446	0	11	269
57	Of which equity instruments	43,158	993	380	0	46	162	173	3	0	3	1,167	384	0	46	165
Annual report 2024    153

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2. GAR sector information (Capex)

Breakdown by sector - NACE 4 digits level (code and label)		2024
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
1	A Agriculture, forestry and fishing	25	0			0	0			25	0
2	B610 - Extraction of crude petroleum	67	53			0	0			67	53
3	B910 - Support activities for petroleum and natural gas extraction	354	261			1	0			354	261
4	B Mining and quarrying	50	4			0	0			51	4
5	C2410 - Manufacture of basic iron and steel and of ferro-alloys	61	55			0	0			61	55
6	C2511 - Manufacture of metal structures and parts of structures	121	120			0	0			121	120
7	C2732 - Manufacture of other electronic and electric wires and cables	129	98			0	0			129	98
8	C2733 - Manufacture of wiring devices	66	55			0	0			66	55
9	C2910 - Manufacture of motor vehicles	443	147			0	0			443	147
10	C3020 - Manufacture of railway locomotives and rolling stock	134	34			0	0			134	34
11	C3030 - Manufacture of air and spacecraft and related machinery	60	0			0	0			60	0
12	C Manufacturing	622	278			3	3			625	281
13	D3511 - Production of electricity	971	726			0	0			972	726
14	D3513 - Distribution of electricity	400	362			0	0			400	362
15	D3514 - Trade of electricity	471	328			0	0			471	328
16	D3521 - Manufacture of gas	136	46			0	0			136	46
17	D Electricity, gas, steam and air conditioning supply	92	38			0	0			92	38
18	E Water supply	78	3			0	0			78	3
19	F4110 - Development of building projects	80	1			0	0			80	1
20	F4211 - Construction of roads and motorways	149	35			3	0			152	35
Annual report 2024    154

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Breakdown by sector - NACE 4 digits level (code and label)		2024
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
21	F4299 - Construction of other civil engineering projects n.e.c.	88	10			2	0			90	10
22	F4312 - Site preparation	390	2			0	0			390	2
23	F Construction	162	38			1	0			164	38
24	G4511 - Sale of cars and light motor vehicles	551	81			0	0			552	81
25	G4519 - Sale of other motor vehicles	101	23			0	0			101	23
26	G4641 - Wholesale of textiles	58	0			0	0			58	0
27	G4711 - Retail sale in non-specialised stores with food, beverages or tobacco predominating	132	11			0	0			132	11
28	G4778 - Other retail sale of new goods in specialised stores	103	1			0	0			103	1
29	G Wholesale and retail trade	403	69			8	0			412	69
30	H4950 - Transport via pipeline	148	134			0	0			148	134
31	H5210 - Warehousing and storage	83	0			0	0			83	0
32	H5221 - Service activities incidental to land transportation	267	7			0	0			267	7
33	H Transport and storage	158	30			0	0			159	30
34	I5510 - Hotels and similar accommodation	182	0			0	0			182	0
35	I Accommodation and food service activities	50	0			0	0			50	0
36	J6120 - Wireless telecommunications activities	348	30			31	1			379	31
37	J6399 - Other information service activities n.e.c.	472	0			0	0			472	0
38	J Information and communication	160	12			2	2			163	14
39	L6810 - Buying and selling of own real estate	140	73			7	0			148	73
40	L6820 - Renting and operating of own or leased real estate	175	0			0	0			175	1
41	L Real estate activities	22	0			0	0			22	0
42	M7010 - Activities of head offices	929	554			8	8			937	562
Annual report 2024    155

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Breakdown by sector - NACE 4 digits level (code and label)		2024
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
43	M7490 - Other professional, scientific and technical activities n.e.c.	196	88			3	0			199	88
44	M Professional, scientific and technical activities	156	69			1	0			157	69
45	N7711 - Renting and leasing of cars and light motor vehicles	723	119			0	0			723	119
46	N8211 - Combined office administrative service activities	84	30			0	0			84	30
47	N8299 - Other business support service activities n.e.c.	230	90			0	0			230	90
48	N Administrative and support service activities	105	0			0	0			105	0
49	O Public administration and defence, compulsory social security	0	0			0	0			0	0
50	P Education	18	0			0	0			18	0
51	Q Human health services and social work activities	14	2			0	0			14	2
52	R Arts, entertainment and recreation	20	0			0	0			20	0
53	S9609 - Other personal service activities n.e.c.	83	19			0	0			83	19
54	S Other services	275	111			1	0			276	111

1. Exposures in the banking book towards those sectors covered by the Taxonomy (NACE sectors 4 levels of detail), using the relevant NACE Codes on the basis of the principal activity of the counterparty. A threshold above 0.5% of the eligible exposure has been set for reporting NACE at level 4. All other NACEs outside this threshold are reported at level 1.
Annual report 2024    156

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2. GAR sector information (Turnover)

Breakdown by sector - NACE 4 digits level (code and label)		2024
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
1	A Agriculture, forestry and fishing	25	0			0	0			25	0
2	B910 - Support activities for petroleum and natural gas extraction	186	76			1	0			187	76
3	B Mining and quarrying	46	6			0	0			46	6
4	C2351 - Manufacture of cement	67	1			0	0			67	1
5	C2410 - Manufacture of basic iron and steel and of ferro-alloys	88	3			0	0			88	3
6	C2442 - Aluminium production	138	35			0	0			138	35
7	C2511 - Manufacture of metal structures and parts of structures	150	0			0	0			150	0
8	C2732 - Manufacture of other electronic and electric wires and cables	100	44			0	0			100	44
9	C2910 - Manufacture of motor vehicles	432	36			0	0			432	36
10	C3011 - Building of ships and floating structures	68	16			0	0			68	16
11	C3020 - Manufacture of railway locomotives and rolling stock	134	37			0	0			134	37
12	C3030 - Manufacture of air and spacecraft and related machinery	73	0			0	0			73	0
13	C3313 - Repair of electronic and optical equipment	49	0			0	0			49	0
14	C Manufacturing	318	60			0	0			318	60
15	D3511 - Production of electricity	613	348			2	0			615	348
16	D3513 - Distribution of electricity	236	165			0	0			236	165
17	D3514 - Trade of electricity	235	163			0	0			235	163
18	D3521 - Manufacture of gas	99	5			0	0			99	5
19	D Electricity, gas, steam and air conditioning supply	52	19			0	0			52	19
20	E3600 - Water collection, treatment and supply	51	0			0	0			51	0
Annual report 2024    157

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Breakdown by sector - NACE 4 digits level (code and label)		2024
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
21	E Water supply	28	4			1	0			29	4
22	F4110 - Development of building projects	81	2			0	0			81	2
23	F4120 - Construction of residential and non-residential buildings	51	11			0	0			51	11
24	F4211 - Construction of roads and motorways	175	71			8	0			183	71
25	F4299 - Construction of other civil engineering projects n.e.c.	93	19			4	0			97	19
26	F4312 - Site preparation	374	0			1	0			374	0
27	F Construction	111	33			6	0			117	33
28	G4511 - Sale of cars and light motor vehicles	272	24			0	0			272	24
29	G4519 - Sale of other motor vehicles	99	11			0	0			99	11
30	G4614 - Agents involved in the sale of machinery, industrial equipment, ships and aircraft	63	0			0	0			63	0
31	G Wholesale and retail trade	174	16			0	0			174	16
32	H4950 - Transport via pipeline	50	36			0	0			50	36
33	H5210 - Warehousing and storage	83	0			0	0			83	0
34	H5221 - Service activities incidental to land transportation	265	10			0	0			265	10
35	H Transport and storage	124	7			0	0			124	7
36	I5510 - Hotels and similar accommodation	167	0			0	0			167	0
37	I Accommodation and food service activities	41	0			0	0			41	0
38	J6120 - Wireless telecommunications activities	453	90			20	3			473	93
39	J6399 - Other information service activities n.e.c.	472	0			0	0			472	0
40	J Information and communication	138	3			12	3			150	7
41	L6810 - Buying and selling of own real estate	158	61			0	0			158	61
42	L6820 - Renting and operating of own or leased real estate	185	0			4	4			189	4
43	L Real estate activities	22	0			0	0			22	0
Annual report 2024    158

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Breakdown by sector - NACE 4 digits level (code and label)		2024
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
44	M7010 - Activities of head offices	767	179			4	3			772	183
45	M7112 - Engineering activities and related technical consultancy	67	29			1	0			68	29
46	M7490 - Other professional, scientific and technical activities n.e.c.	145	62			4	0			149	62
47	M Professional, scientific and technical activities	59	27			6	4			65	31
48	N7711 - Renting and leasing of cars and light motor vehicles	716	41			0	0			716	41
49	N7712 - Renting and leasing of trucks	49	0			0	0			49	0
50	N8211 - Combined office administrative service activities	58	4			0	0			58	4
51	N8299 - Other business support service activities n.e.c.	196	65			0	0			196	65
52	N Administrative and support service activities	79	0			0	0			79	0
53	O Public administration and defence, compulsory social security	0	0			0	0			0	0
54	P Education	18	0			0	0			18	0
55	Q Human health services and social work activities	13	1			0	0			13	1
56	R Arts, entertainment and recreation	15	0			0	0			15	0
57	S9609 - Other personal service activities n.e.c.	70	3			0	0			70	3
58	S Other services	210	44			2	2			212	46

1. Exposures in the banking book towards those sectors covered by the Taxonomy (NACE sectors 4 levels of detail), using the relevant NACE Codes on the basis of the principal activity of the counterparty. A threshold above 0.5% of the eligible exposure has been set for reporting NACE at level 4. All other NACEs outside this threshold are reported at level 1.
Annual report 2024    159

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. GAR KPI stock (Capex) - 2024

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	67.3%	6.4%	5.6%	1.4%	0.3%	0.0%	0.0%	0.0%	0.0%	67.3%	6.4%	5.6%	1.4%	0.3%	35.5%
2	Financial undertakings	22.3%	6.3%	0.0%	0.1%	1.7%	0.1%	0.0%	0.0%	0.0%	22.4%	6.3%	0.0%	0.1%	1.7%	1.4%
3	Credit institutions	18.3%	1.7%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	18.4%	1.7%	0.0%	0.0%	0.1%	1.0%
4	Loans and advances	18.4%	1.7%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	18.4%	1.7%	0.0%	0.0%	0.1%	0.9%
5	Debt securities, including UoP	17.3%	1.4%	0.0%	0.0%	0.0%	1.0%	0.0%	0.0%	0.0%	18.2%	1.4%	0.0%	0.0%	0.0%	0.1%
6	Equity instruments	30.9%	3.4%		0.0%	0.0%	0.1%	0.0%		0.0%	31.0%	3.5%		0.0%	0.0%	0.0%
7	Other financial corporations	32.3%	17.6%	0.0%	0.4%	5.7%	0.0%	0.0%	0.0%	0.0%	32.4%	17.6%	0.0%	0.4%	5.7%	0.4%
8	of which investment firms	42.4%	38.2%	0.0%	0.0%	10.1%	0.0%	0.0%	0.0%	0.0%	42.4%	38.2%	0.0%	0.0%	10.1%	0.1%
9	Loans and advances	29.7%	24.7%	0.0%	0.0%	7.6%	0.0%	0.0%	0.0%	0.0%	29.7%	24.7%	0.0%	0.0%	7.6%	0.1%
10	Debt securities, including UoP	85.5%	84.0%	0.0%	0.0%	18.7%	0.0%	0.0%	0.0%	0.0%	85.5%	84.0%	0.0%	0.0%	18.7%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	39.3%	3.0%	0.0%	0.0%	1.9%	0.0%	0.0%	0.0%	0.0%	39.3%	3.0%	0.0%	0.0%	1.9%	0.0%
13	Loans and advances	34.6%	1.7%	0.0%	0.0%	1.6%	0.0%	0.0%	0.0%	0.0%	34.6%	1.7%	0.0%	0.0%	1.6%	0.0%
14	Debt securities, including UoP	50.7%	5.7%	0.0%	0.0%	2.6%	0.0%	0.0%	0.0%	0.0%	50.7%	5.7%	0.0%	0.0%	2.6%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	12.0%	0.5%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	12.1%	0.5%	0.0%	0.0%	0.0%	0.1%
17	Loans and advances	12.7%	0.5%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	12.8%	0.5%	0.0%	0.0%	0.0%	0.1%
18	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	40.9%	15.0%	0.0%	2.3%	6.3%	0.3%	0.1%	0.0%	0.0%	41.1%	15.1%	0.0%	2.3%	6.3%	1.5%
21	Loans and advances	41.5%	14.5%	0.0%	2.5%	5.7%	0.2%	0.0%	0.0%	0.0%	41.7%	14.6%	0.0%	2.5%	5.7%	1.4%
22	Debt securities, including UoP	32.8%	22.2%	0.0%	0.1%	13.9%	0.4%	0.4%	0.0%	0.0%	33.2%	22.7%	0.0%	0.1%	13.9%	0.1%
23	Equity instruments	9.6%	9.5%		0.0%	4.6%	0.0%	0.0%		0.0%	9.6%	9.5%		0.0%	4.6%	0.0%
24	Households	70.4%	6.1%	6.1%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	70.4%	6.1%	6.1%	1.4%	0.0%	32.6%
25	of which loans collateralised by residential immovable property	91.3%	7.8%	7.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	91.3%	7.8%	7.8%	0.0%	0.0%	19.4%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.1%
27	of which motor vehicle loans	100.0%	9.2%	9.2%	9.2%	0.0%
Annual report 2024    160

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	83.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	83.4%	0.0%	0.0%	0.0%	0.0%	0.1%
29	Housing financing	99.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	99.1%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	81.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	81.0%	0.0%	0.0%	0.0%	0.0%	0.1%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
32	Total GAR assets	34.2%	3.3%	2.8%	0.7%	0.2%	0.0%	0.0%	0.0%	0.0%	34.2%	3.3%	2.8%	0.7%	0.2%	69.8%
Annual report 2024    161

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. GAR KPI stock (Turnover) - 2024

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	66.8%	6.0%	5.6%	1.3%	0.2%	0.1%	0.0%	0.0%	0.0%	66.9%	6.0%	5.6%	1.3%	0.2%	35.5%
2	Financial undertakings	19.3%	3.0%	0.0%	0.0%	1.1%	1.1%	0.1%	0.0%	0.0%	20.4%	3.1%	0.0%	0.0%	1.1%	1.4%
3	Credit institutions	17.9%	1.5%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	18.1%	1.5%	0.0%	0.0%	0.0%	1.0%
4	Loans and advances	18.0%	1.5%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	18.0%	1.6%	0.0%	0.0%	0.0%	0.9%
5	Debt securities, including UoP	17.4%	1.4%	0.0%	0.0%	0.0%	1.0%	0.0%	0.0%	0.0%	18.4%	1.4%	0.0%	0.0%	0.0%	0.1%
6	Equity instruments	31.0%	3.2%		0.0%	0.0%	0.1%	0.0%		0.0%	31.1%	3.3%		0.0%	0.0%	0.0%
7	Other financial corporations	22.6%	6.8%	0.0%	0.0%	3.7%	3.6%	0.3%	0.0%	0.0%	26.2%	7.0%	0.0%	0.0%	3.8%	0.4%
8	of which investment firms	17.1%	11.4%	0.0%	0.0%	6.1%	1.9%	0.2%	0.0%	0.1%	18.9%	11.6%	0.0%	0.0%	6.2%	0.1%
9	Loans and advances	9.8%	3.8%	0.0%	0.0%	2.7%	2.4%	0.3%	0.0%	0.1%	12.2%	4.1%	0.0%	0.0%	2.7%	0.1%
10	Debt securities, including UoP	41.7%	37.4%	0.0%	0.0%	18.0%	0.0%	0.0%	0.0%	0.0%	41.7%	37.4%	0.0%	0.0%	18.0%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	47.1%	2.4%	0.0%	0.0%	1.5%	0.2%	0.0%	0.0%	0.0%	47.3%	2.4%	0.0%	0.0%	1.5%	0.0%
13	Loans and advances	68.4%	3.4%	0.0%	0.0%	2.1%	0.3%	0.0%	0.0%	0.0%	68.7%	3.4%	0.0%	0.0%	2.1%	0.0%
14	Debt securities, including UoP	1.5%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.5%	0.2%	0.0%	0.0%	0.0%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	11.9%	0.3%	0.0%	0.0%	0.0%	10.7%	0.7%	0.0%	0.0%	22.6%	1.1%	0.0%	0.0%	0.0%	0.1%
17	Loans and advances	12.6%	0.4%	0.0%	0.0%	0.0%	11.3%	0.8%	0.0%	0.0%	23.9%	1.1%	0.0%	0.0%	0.0%	0.1%
18	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	32.9%	6.6%	0.0%	0.4%	4.0%	0.3%	0.1%	0.0%	0.1%	33.2%	6.7%	0.0%	0.4%	4.1%	1.5%
21	Loans and advances	34.2%	6.3%	0.0%	0.4%	3.6%	0.3%	0.1%	0.0%	0.1%	34.5%	6.3%	0.0%	0.4%	3.6%	1.4%
22	Debt securities, including UoP	15.2%	11.7%	0.0%	0.0%	10.4%	0.3%	0.2%	0.0%	0.0%	15.6%	11.9%	0.0%	0.0%	10.4%	0.1%
23	Equity instruments	6.0%	4.3%		0.0%	3.0%	0.0%	0.0%		0.0%	6.0%	4.3%		0.0%	3.0%	0.0%
24	Households	70.4%	6.1%	6.1%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	70.4%	6.1%	6.1%	1.4%	0.0%	32.6%
25	of which loans collateralised by residential immovable property	91.3%	7.8%	7.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	91.3%	7.8%	7.8%	0.0%	0.0%	19.4%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.1%
27	of which motor vehicle loans	100.0%	9.2%	9.2%	9.2%	0.0%
Annual report 2024    162

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	83.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	83.4%	0.0%	0.0%	0.0%	0.0%	0.1%
29	Housing financing	99.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	99.1%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	81.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	81.0%	0.0%	0.0%	0.0%	0.0%	0.1%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
32	Total GAR assets	34.0%	3.0%	2.8%	0.7%	0.1%	0.0%	0.0%	0.0%	0.0%	34.0%	3.0%	2.8%	0.7%	0.1%	69.8%
Annual report 2024    163

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. GAR KPI stock (Capex) - 2023

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	70.4	5.1	4.4	1.1	0.2	0.0	0.0	0.0	0.0	70.4	5.1	4.4	1.1	0.2	36.1
2	Financial undertakings	26.8	1.8	0.0	0.0	1.2	0.0	0.0	0.0	0.0	26.8	1.8	0.0	0.0	1.2	1.5
3	Credit institutions	27.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	27.7	0.0	0.0	0.0	0.0	1.2
4	Loans and advances	25.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	25.8	0.0	0.0	0.0	0.0	1.1
5	Debt securities, including UoP	44.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	44.6	0.0	0.0	0.0	0.0	0.1
6	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0	0.0	0.0		0.0	0.0	0.0
7	Other financial corporations	23.1	9.0	0.0	0.2	6.2	0.0	0.0	0.0	0.0	23.1	9.0	0.0	0.2	6.2	0.3
8	of which investment firms	22.0	17.6	0.0	0.0	15.4	0.0	0.0	0.0	0.0	22.0	17.6	0.0	0.0	15.4	0.1
9	Loans and advances	9.5	3.4	0.0	0.0	0.5	0.0	0.0	0.0	0.0	9.5	3.4	0.0	0.0	0.5	0.1
10	Debt securities, including UoP	96.0	96.0	0.0	0.0	96.0	0.0	0.0	0.0	0.0	96.0	96.0	0.0	0.0	96.0	0.0
11	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0	0.0	0.0		0.0	0.0	0.0
12	of which management companies	72.0	7.7	0.0	0.9	0.5	0.0	0.0	0.0	0.0	72.0	7.7	0.0	0.9	0.5	0.0
13	Loans and advances	72.0	7.7	0.0	0.9	0.5	0.0	0.0	0.0	0.0	72.0	7.7	0.0	0.9	0.5	0.0
14	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
15	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0	0.0	0.0		0.0	0.0	0.0
16	of which insurance undertakings	16.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.8	0.0	0.0	0.0	0.0	0.1
17	Loans and advances	16.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.8	0.0	0.0	0.0	0.0	0.1
18	Debt securities, including UoP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
19	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0	0.0	0.0		0.0	0.0	0.0
20	Non-financial undertakings	42.1	14.6	0.0	1.5	5.0	0.2	0.0	0.0	0.0	42.3	14.7	0.0	1.5	5.0	1.4
21	Loans and advances	42.6	13.6	0.0	1.6	4.4	0.2	0.0	0.0	0.0	42.8	13.6	0.0	1.6	4.4	1.3
22	Debt securities, including UoP	34.2	30.4	0.0	0.0	14.6	0.4	0.0	0.0	0.0	34.6	30.4	0.0	0.0	14.6	0.1
23	Equity instruments	0.0	0.0		0.0	0.0	0.0	0.0		0.0	0.0	0.0		0.0	0.0	0.0
24	Households	73.7	4.8	4.8	1.1	0.0	0.0	0.0	0.0	0.0	73.7	4.8	4.8	1.1	0.0	33.1
25	of which loans collateralised by residential immovable property	97.4	6.1	6.1	0.0	0.0	0.0	0.0	0.0	0.0	97.4	6.1	6.1	0.0	0.0	20.0
26	of which building renovation loans	100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	100.0	0.0	0.0	0.0	0.0	0.0
27	of which motor vehicle loans	100.0	7.3	7.3	7.3	0.0					100.0	7.3	7.3	7.3	0.0	4.9
Annual report 2024    164

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	100.0	0.0	0.0	0.0	0.0	0.0
29	Housing financing	100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	100.0	0.0	0.0	0.0	0.0	0.0
30	Other local government financing	100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	100.0	0.0	0.0	0.0	0.0	0.0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
32	Total GAR assets	36.2	2.6	2.3	0.5	0.1	0.0	0.0	0.0	0.0	36.2	2.6	2.3	0.5	0.1	70.3
Annual report 2024    165

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. GAR KPI stock (Turnover) - 2023

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	70.2	4.7	4.4	1	0.1	0.1	0	0	0	70.3	4.7	4.4	1	0.1	36.1
2	Financial undertakings	28.1	1.1	0	0	0.7	1.3	0	0	0	29.4	1.1	0	0	0.7	1.5
3	Credit institutions	30.6	0	0	0	0	0.1	0	0	0	30.7	0	0	0	0	1.2
4	Loans and advances	29	0	0	0	0	0.1	0	0	0	29.1	0	0	0	0	1.1
5	Debt securities, including UoP	44.6	0	0	0	0	0	0	0	0	44.6	0	0	0	0	0.1
6	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
7	Other financial corporations	17.8	5.5	0	0.1	3.7	6.4	0	0	0	24.2	5.5	0	0.1	3.7	0.3
8	of which investment firms	14.1	8.7	0	0	7.8	2.1	0	0	0	16.1	8.7	0	0	7.8	0.1
9	Loans and advances	8.7	1.3	0	0	0.1	2.8	0	0	0	11.5	1.3	0	0	0.1	0.1
10	Debt securities, including UoP	49	49	0	0	49	0	0	0	0	49	49	0	0	49	0
11	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
12	of which management companies	70.2	12	0	0	0	0	0	0	0	70.2	12	0	0	0	0
13	Loans and advances	70.2	12	0	0	0	0	0	0	0	70.2	12	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
16	of which insurance undertakings	16.7	0	0	0	0	16.8	0	0	0	33.5	0	0	0	0	0.1
17	Loans and advances	16.7	0	0	0	0	16.8	0	0	0	33.5	0	0	0	0	0.1
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
20	Non-financial undertakings	34.2	6.6	0	1	2.3	0.4	0	0	0	34.6	6.7	0	1	2.3	1.4
21	Loans and advances	35.4	6.2	0	1.1	2.3	0.3	0	0	0	35.7	6.2	0	1.1	2.3	1.3
22	Debt securities, including UoP	15.2	13.3	0	0.2	2.5	1.2	0	0	0	16.3	13.3	0	0.2	2.5	0.1
23	Equity instruments	0	0		0	0	0	0		0	0	0		0	0	0
24	Households	73.7	4.8	4.8	1.1	0	0	0	0	0	73.7	4.8	4.8	1.1	0	33.1
25	of which loans collateralised by residential immovable property	97.4	6.1	6.1	0	0	0	0	0	0	97.4	6.1	6.1	0	0	20
26	of which building renovation loans	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
27	of which motor vehicle loans	100	7.3	7.3	7.3	0					100	7.3	7.3	7.3	0	4.9
Annual report 2024    166

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

% (compared to total covered assets in the denominator)		2023
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
29	Housing financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
30	Other local government financing	100	0	0	0	0	0	0	0	0	100	0	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.3
32	Total GAR assets	36	2.4	2.3	0.5	0.1	0	0	0	0	36.1	2.4	2.3	0.5	0.1	70.3

Annual report 2024    167

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4. GAR KPI flow (Capex)

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	58.1%	8.8%	5.5%	4.2%	1.3%	0.0%	0.0%	0.0%	0.0%	58.2%	8.8%	5.5%	4.2%	1.3%	25.0%
2	Financial undertakings	25.5%	10.2%	0.0%	0.2%	2.6%	0.2%	0.0%	0.0%	0.0%	25.7%	10.2%	0.0%	0.2%	2.6%	2.0%
3	Credit institutions	17.8%	1.8%	0.0%	0.0%	0.1%	0.2%	0.0%	0.0%	0.0%	18.0%	1.8%	0.0%	0.0%	0.1%	2.0%
4	Loans and advances	17.5%	1.8%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	17.5%	1.8%	0.0%	0.0%	0.1%	2.0%
5	Debt securities, including UoP	27.2%	2.5%	0.0%	0.0%	0.0%	5.3%	0.0%	0.0%	0.0%	32.5%	2.5%	0.0%	0.0%	0.0%	0.0%
6	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
7	Other financial corporations	57.3%	44.6%	0.0%	1.2%	13.2%	0.0%	0.0%	0.0%	0.0%	57.3%	44.6%	0.0%	1.2%	13.2%	0.0%
8	of which investment firms	92.7%	91.2%	0.0%	0.0%	21.2%	0.0%	0.0%	0.0%	0.0%	92.7%	91.2%	0.0%	0.0%	21.2%	0.0%
9	Loans and advances	71.1%	66.5%	0.0%	0.0%	20.3%	0.0%	0.0%	0.0%	0.0%	71.1%	66.5%	0.0%	0.0%	20.3%	0.0%
10	Debt securities, including UoP	97.3%	96.4%	0.0%	0.0%	21.4%	0.0%	0.0%	0.0%	0.0%	97.3%	96.4%	0.0%	0.0%	21.4%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	54.5%	7.7%	0.0%	0.0%	4.9%	0.0%	0.0%	0.0%	0.0%	54.5%	7.7%	0.0%	0.0%	4.9%	0.0%
13	Loans and advances	70.3%	15.7%	0.0%	0.0%	14.1%	0.1%	0.0%	0.0%	0.0%	70.4%	15.7%	0.0%	0.0%	14.1%	0.0%
14	Debt securities, including UoP	50.7%	5.7%	0.0%	0.0%	2.6%	0.0%	0.0%	0.0%	0.0%	50.7%	5.7%	0.0%	0.0%	2.6%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
17	Loans and advances	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
18	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	37.9%	20.5%	0.0%	3.9%	9.0%	0.2%	0.1%	0.0%	0.0%	38.1%	20.6%	0.0%	3.9%	9.1%	3.0%
21	Loans and advances	38.2%	19.8%	0.0%	4.3%	8.2%	0.2%	0.0%	0.0%	0.0%	38.4%	19.9%	0.0%	4.3%	8.2%	3.0%
22	Debt securities, including UoP	35.3%	26.9%	0.0%	0.0%	17.2%	0.6%	0.6%	0.0%	0.1%	36.0%	27.5%	0.0%	0.0%	17.3%	0.0%
23	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
24	Households	64.4%	6.9%	6.9%	4.7%	0.0%	0.0%	0.0%	0.0%	0.0%	64.4%	6.9%	6.9%	4.7%	0.0%	20.0%
25	of which loans collateralised by residential immovable property	93.1%	6.1%	6.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	93.1%	6.1%	6.1%	0.0%	0.0%	7.0%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	of which motor vehicle loans	100.0%	15.4%	15.4%	15.4%	0.0%					100.0%	15.4%	15.4%	15.4%	0.0%	6.0%
Annual report 2024    168

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	97.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	97.7%	0.0%	0.0%	0.0%	0.0%	0.0%
29	Housing financing	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	98.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	98.1%	0.0%	0.0%	0.0%	0.0%	0.0%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Total GAR assets	22.2%	3.3%	2.1%	1.6%	0.5%	0.0%	0.0%	0.0%	0.0%	22.2%	3.3%	2.1%	1.6%	0.5%	65.9%
Annual report 2024    169

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4. GAR KPI flow (Turnover)

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	56.6%	6.9%	5.5%	3.8%	0.8%	0.0%	0.0%	0.0%	0.0%	56.7%	6.9%	5.5%	3.8%	0.8%	25.0%
2	Financial undertakings	21.2%	5.3%	0.0%	0.0%	2.1%	0.2%	0.0%	0.0%	0.0%	21.4%	5.3%	0.0%	0.0%	2.1%	2.0%
3	Credit institutions	18.4%	2.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	18.6%	2.0%	0.0%	0.0%	0.0%	2.0%
4	Loans and advances	18.1%	1.9%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	18.1%	2.0%	0.0%	0.0%	0.0%	2.0%
5	Debt securities, including UoP	27.2%	2.5%	0.0%	0.0%	0.0%	5.3%	0.0%	0.0%	0.0%	32.5%	2.5%	0.0%	0.0%	0.0%	0.0%
6	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
7	Other financial corporations	33.0%	18.9%	0.0%	0.1%	10.6%	0.1%	0.0%	0.0%	0.0%	33.1%	18.9%	0.0%	0.1%	10.6%	0.0%
8	of which investment firms	42.5%	37.2%	0.0%	0.0%	18.3%	0.0%	0.0%	0.0%	0.0%	42.5%	37.2%	0.0%	0.0%	18.3%	0.0%
9	Loans and advances	20.8%	10.0%	0.0%	0.0%	7.0%	0.0%	0.0%	0.0%	0.0%	20.8%	10.0%	0.0%	0.0%	7.0%	0.0%
10	Debt securities, including UoP	47.1%	43.0%	0.0%	0.0%	20.7%	0.0%	0.0%	0.0%	0.0%	47.1%	43.0%	0.0%	0.0%	20.7%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	18.0%	6.1%	0.0%	0.0%	3.8%	0.5%	0.0%	0.0%	0.0%	18.5%	6.1%	0.0%	0.0%	3.8%	0.0%
13	Loans and advances	85.3%	30.1%	0.0%	0.2%	19.2%	2.4%	0.0%	0.0%	0.0%	87.6%	30.1%	0.0%	0.2%	19.2%	0.0%
14	Debt securities, including UoP	1.5%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.5%	0.2%	0.0%	0.0%	0.0%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
17	Loans and advances	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
18	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	28.2%	8.1%	0.0%	0.6%	5.1%	0.2%	0.0%	0.0%	0.0%	28.5%	8.1%	0.0%	0.6%	5.1%	3.0%
21	Loans and advances	29.7%	7.6%	0.0%	0.7%	4.3%	0.2%	0.0%	0.0%	0.0%	30.0%	7.6%	0.0%	0.7%	4.3%	3.0%
22	Debt securities, including UoP	14.0%	13.0%	0.0%	0.0%	12.3%	0.5%	0.3%	0.0%	0.0%	14.5%	13.2%	0.0%	0.0%	12.3%	0.0%
23	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
24	Households	64.4%	6.9%	6.9%	4.7%	0.0%	0.0%	0.0%	0.0%	0.0%	64.4%	6.9%	6.9%	4.7%	0.0%	20.0%
25	of which loans collateralised by residential immovable property	93.1%	6.1%	6.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	93.1%	6.1%	6.1%	0.0%	0.0%	7.0%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	of which motor vehicle loans	100.0%	15.4%	15.4%	15.4%	0.0%					100.0%	15.4%	15.4%	15.4%	0.0%	6.0%
Annual report 2024    170

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	97.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	97.7%	0.0%	0.0%	0.0%	0.0%	0.0%
29	Housing financing	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	98.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	98.1%	0.0%	0.0%	0.0%	0.0%	0.0%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Total GAR assets	21.6%	2.6%	2.1%	1.5%	0.3%	0.0%	0.0%	0.0%	0.0%	21.6%	2.6%	2.1%	1.5%	0.3%	65.9%
Annual report 2024    171

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

5. KPI off-balance sheet exposures (Capex stock)

% (compared to total eligible off-balance sheet assets)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	7.6%	3.4%	0.0%	0.3%	2.3%	0.2%	0.1%	0.0%	0.0%	7.8%	3.5%	0.0%	0.3%	2.3%
2	Assets under management (AuM KPI)	8.4%	2.1%	0.0%	0.1%	0.9%	0.2%	0.0%	0.0%	0.0%	8.7%	2.1%	0.0%	0.1%	0.9%
5. KPI off-balance sheet exposures (Turnover stock)

% (compared to total eligible off-balance sheet assets)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	4.8%	1.3%	0.0%	0.0%	1.0%	0.4%	0.2%	0.0%	0.2%	5.2%	1.5%	0.0%	0.0%	1.2%
2	Assets under management (AuM KPI)	8.2%	1.3%	0.0%	0.0%	0.5%	0.5%	0.0%	0.0%	0.0%	8.7%	1.3%	0.0%	0.0%	0.5%
Annual report 2024    172

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

5. KPI off-balance sheet exposures (Capex flow)

% (compared to total eligible off-balance sheet assets)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	13.4%	5.5%	0.0%	1.0%	4.0%	0.7%	0.3%	0.0%	0.0%	14.1%	5.8%	0.0%	1.0%	4.0%
2	Assets under management (AuM KPI)	9.7%	2.1%	0.0%	0.1%	0.9%	0.4%	0.0%	0.0%	0.0%	10.0%	2.1%	0.0%	0.1%	0.9%

5. KPI off-balance sheet exposures (Turnover flow)

% (compared to total eligible off-balance sheet assets)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	7.0%	2.5%	0.0%	0.0%	2.0%	0.1%	0.0%	0.0%	0.0%	7.1%	2.5%	0.0%	0.0%	2.0%
2	Assets under management (AuM KPI)	9.1%	1.2%	0.0%	0.1%	0.5%	0.6%	0.0%	0.0%	0.0%	9.7%	1.3%	0.0%	0.1%	0.5%
Annual report 2024    173

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

6. The proportion of the insurance or reinsurance undertaking’s investments that are directed at funding, or are associated with, Taxonomy-aligned in relation to total investments - 2024

The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with following weights for investments in undertakings per below:		The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities, with following weights for investments in undertakings per below:
Turnover-based: %	1.4%	Turnover-based: [EUR million]	125
CapEx—based: %	2.1%	CapEx-based: [EUR million]	177
The percentage of assets covered by the KPI relative to total investments of insurance or reinsurance undertakings (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.
Coverage ratio: %	38.9%	Coverage: [EUR million]	8,654
Additional, complementary disclosures: breakdown of denominator of the KPI
The percentage of derivatives relative to total assets covered by the KPI.		The value in EUR millions of derivatives:.
X %	0.7%	[EUR million]	61
The proportion of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/ EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	1.4%	For non-financial undertakings: [EUR million]	122
For financial undertakings:	26.0%	For financial undertakings: [EUR million]	2,249
The proportion of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	1.7%	For non-financial undertakings: [EUR million]	145
For financial undertakings:	1.4%	For financial undertakings: [EUR million]	121
The proportion of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	4.6%	For non-financial undertakings: [EUR million]	394
For financial undertakings:	17.4%	For financial undertakings: [EUR million]	1,502
The proportion of exposures to other counterparties over total assets covered by the KPI:		Value of exposures to other counterparties:
X %	46.9%	[EUR million]	4,060
The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities: X %		The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities:
X %	80.9%	[EUR million]	6,999
The value of all the investments that are funding economic activities that are not Taxonomy-eligible relative to the value of total assets covered by the KPI:		Value of all the investments that are funding economic activities that are not Taxonomy-eligible:
X %	88.3%	[EUR million]	7,639
The value of all the investments that are funding taxonomy-eligible economic activities, but not taxonomy-aligned relative to the value of total assets covered by the KPI:		Value of all the investments that are funding Taxonomy- eligible economic activities, but not taxonomy- aligned:
X %	10.3%	[EUR million]	890
Annual report 2024    174

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Additional, complementary disclosures: breakdown of numerator of the KPI
The proportion of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:		For non-financial undertakings:
Turnover-based: %	0.5%	Turnover-based: [EUR million]	47
Capital expenditures-based: %	0.9%	Capital expenditures-based: [EUR million]	74
For financial undertakings:		For financial undertakings:
Turnover-based: %	0.9%	Turnover-based: [EUR million]	78
Capital expenditures-based: %	1.2%	Capital expenditures-based: [EUR million]	103
The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:		Value of insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:
Turnover-based: %	*	Turnover-based: [EUR million]	*
Capital expenditures-based: %	*	Capital expenditures-based: [EUR million]	*
The proportion of exposures to other counterparties and assets over total assets covered by the KPI:		Value of taxonomy-aligned exposures to other counterparties:
Turnover-based: %	0%	Turnover-based: [EUR million]	0%
Capital expenditures-based: %	0%	Capital expenditures-based: [EUR million]	0%
Breakdown of the numerator of the KPI per environmental objective
Taxonomy-aligned activities –:
(1) Climate change mitigation	Turnover: 1.4%	Transitional activities turnover: A%	0.0%
		Transitional activities capex: A%	0.1%
	CapEx: 2.0%	Enabling activities turnover: B%	0.7%
		Enabling activities capex: B%	0.7%
(2) Climate change adaptation	Turnover: 0.0%	Enabling activities turnover: A%	0.0%
	CapEx: 0.0%	Enabling activities capex: B%	0.0%

* The value of these investments is 89M€ (1%) turnover-based and 125€ (1,4%) CapEx based. The calculation is based on the proportion of these investments with respect to the total portfolio.

Annual report 2024    175

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

7. Template: KPI for Asset Managers104. - 2024

Standard template for the disclosure required under Article 8 of Regulation (EU) 2020/852 (asset managers)
The weighted average value of all the investments that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with following weights for investments in undertakings per below:		The weighted average value of all the investments that are directed at funding, or are associated with taxonomy-aligned economic activities, with following weights for investments in undertakings per below:
Turnover-based: %	1.6%	Turnover-based: [EUR million]	2,003
CapEx—based: %	2.6%	CapEx-based: [EUR million]	3,278
The percentage of assets covered by the KPI relative to total investments (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.
Coverage ratio: %	62.10%	Coverage: [EUR million]	125,892
Additional, complementary disclosures: breakdown of denominator of the KPI
The percentage of derivatives relative to total assets covered by the KPI.		The value in EUR millions of derivatives:.
X %	0.00%	[EUR million]	37
The proportion of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/ EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	15.8%	For non-financial undertakings: [EUR million]	19,863
For financial undertakings:	18.7%	For financial undertakings: [EUR million]	23,489
The proportion of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	9.4%	For non-financial undertakings: [EUR million]	11,776
For financial undertakings:	17.7%	For financial undertakings: [EUR million]	22,301
The proportion of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	9.2%	For non-financial undertakings: [EUR million]	11,637
For financial undertakings:	29.1%	For financial undertakings: [EUR million]	36,665
The proportion of exposures to other counterparties over total assets covered by the KPI:		Value of exposures to other counterparties:
X %	0.1%	[EUR million]	124
The value of all the investments that are funding economic activities that are not Taxonomy-eligible relative to the value of total assets covered by the KPI:		Value of all the investments that are funding economic activities that are not Taxonomy-eligible:
X %	89.3%	[EUR million]	112,424
The value of all the investments that are funding taxonomy-eligible economic activities, but not taxonomy-aligned relative to the value of total assets covered by the KPI:		Value of all the investments that are funding Taxonomy- eligible economic activities, but not taxonomy- aligned:
X %	9.1%	[EUR million]	11,465
104 Only assets under management from asset managers are included.
Annual report 2024    176

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Additional, complementary disclosures: breakdown of numerator of the KPI
The proportion of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:		For non-financial undertakings:
Turnover-based: %	0.8%	Turnover-based: [EUR million]	959
Capital expenditures-based: %	2.9%	Capital expenditures-based: [EUR million]	3,609
For financial undertakings:		For financial undertakings:
Turnover-based: %	0.8%	Turnover-based: [EUR million]	1,044
Capital expenditures-based: %	2.3%	Capital expenditures-based: [EUR million]	2,947
The proportion of exposures to other counterparties and assets over total assets covered by the KPI:		Value of taxonomy-aligned exposures to other counterparties:
Turnover-based: %	0.0%	Turnover-based: [EUR million]	5
Capital expenditures-based: %	0.0%	Capital expenditures-based: [EUR million]	5
Breakdown of the numerator of the KPI per environmental objective
Taxonomy-aligned activities –:
(1) Climate change mitigation	Turnover: 1.5%	Transitional activities turnover: A%	0.10%
		Transitional activities capex: A%	0.70%
	CapEx: 2.6%	Enabling activities turnover: B%	0.10%
		Enabling activities capex: B%	1.00%
(2) Climate change adaptation	Turnover: 0.0%	Enabling activities turnover: A%	0.00%
	CapEx: 0,0%	Enabling activities capex: B%	0.00%

8. Consolidated KPI - 2024

			KPI per Business segment
	Revenue	Proportion of total group revenue	KPI turnover based	KPI CapEx based	KPI turnover based weighted	KPI CapEx based weighted
Asset management	1,258	2.1%	1.6%	2.6%	0.0%	0.1%
Banking activities	57,526	97.0%	3.0%	3.3%	2.9%	3.2%
Investment firms	111	0.2%	0.0%	0.0%	0.0%	0.0%
Insurance undertakings	440	0.7%	1.4%	2.1%	0.0%	0.0%
Total	59,335	100.0%
Average KPI					3.0%	3.2%
Annual report 2024    177

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9. Nuclear and fossil gas related activities - 2024 (credit institution)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	YES
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	YES
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	YES
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	YES
Annual report 2024    178

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex - 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	4	0.0%	4	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	28	0.0%	28	0.0%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	42,800	3.3%	42,784	3.3%	17	0.0%
8	Total applicable KPI	42,834	3.3%	42,818	3.3%	17	0.0%

Note 1: The denominator of the applicable KPI is 1.306.541.919.505 euros
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover - 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	36	0.0%	36	0.0%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	39,620	3.0%	39,578	3.0%	41	0.0%
8	Total applicable KPI	39,656	3.0%	39,615	3.0%	41	0.0%

Note 1: The denominator of the applicable KPI is 1.306.541.919.505 euros
Annual report 2024    179

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex - 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	4	0.0%	4	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	28	0.1%	28	0.1%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	42,800	99.9%	42,784	99.9%	17	0.0%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	42,834	100.0%	42,818	100.0%	17	0.0%
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover - 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	36	0.1%	36	0.1%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	39,620	99.9%	39,578	99.8%	41	0.1%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	39,656	100.0%	39,615	99.9%	41	0.1%
Annual report 2024    180

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex- 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	17	0.0%	17	0.0%	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	80	0.0%	80	0.0%	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	23	0.0%	23	0.0%	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	404,304	30.9%	404220	30.9%	84	0.0%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	404,424	31.0%	404340	30.9%	84	0.0%
9. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities -Turnover- 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	70	0.0%	70	0.0%	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	833	0.1%	833	0.1%	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	41	0.0%	41	0.0%	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	403,901	30.9%	403,577	30.9%	324	0.0%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	404,846	31.0%	404,523	31.0%	324	0.0%
Annual report 2024    181

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2024

		Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	859,283	65.8%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	859,283	65.8%
9. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Turnover- 2024

		Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	862,039	66.0%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	862,039	66.0%
Annual report 2024    182

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

10. Nuclear and fossil gas related activities - 2024 (insurance)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	NO
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	NO
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	177.4	2.05%	177.3	2.05%	0.1	0.00%
8	Total applicable KPI	177.4	2.05%	177.3	2.05%	0.1	0.00%
Note 1: The denominator of the applicable KPI is 8,654 million euros..
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	125.2	1.45%	124.3	1.44%	0.8	0.01%
8	Total applicable KPI	125.2	1.45%	124.3	1.44%	0.8	0.01%
Note 1: The denominator of the applicable KPI is 8,654 million euros..
Annual report 2024    183

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	177.4	100.00%	177.3	99.94%	0.1	0.06%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	177.4	100.00%	177.3	99.94%	0.1	0.06%
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	125.2	100.00%	124.3	99.33%	0.8	0.67%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	125.2	100.00%	124.3	99.33%	0.8	0.67%
Annual report 2024    184

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

10. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex - 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	895.8	10.35%	892.8	10.32%	3.0	0.03%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	895.9	10.35%	892.8	10.32%	3.0	0.03%
10. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Turnover-2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.1	0.00%	0.1	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	889.4	10.28%	870.0	10.05%	19.5	0.22%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	889.5	10.28%	870.1	10.05%	19.5	0.22%
Annual report 2024    185

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

10. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2024

	Nuclear energy related activities	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,580.8	87.60%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	7,580.8	87.60%
10. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Turnover - 2024

	Nuclear energy related activities	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,638.6	88.27%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	7,638.6	88.27%
Annual report 2024    186

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

11. Nuclear and fossil gas related activities- 2024 (asset manager)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	YES
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	YES
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	YES
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	YES
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2.6	0.00%	2.6	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2.2	0.00%	2.2	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.6	0.00%	0.6	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.1	0.00%	0.0	0.00%	0.1	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	16.9	0.01%	16.9	0.01%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	3,255.8	2.59%	3,241.1	2.57%	14.8	0.01%
8	Total applicable KPI	3,278.1	2.60%	3,263.3	2.59%	14.9	0.01%
Note 1: The denominator of the applicable KPI is 125,892 million euros.
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.4	0.00%	0.4	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	21.9	0.02%	21.9	0.02%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.2	0.00%	0.2	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.3	0.00%	0.3	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	1,980.7	1.57%	1,928.6	1.53%	52.1	0.04%
8	Total applicable KPI	2,003.4	1.59%	1,951.3	1.55%	52.1	0.04%
Note 1: The denominator of the applicable KPI is 125,892 million euros.
Annual report 2024    187

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	2.6	0.08%	2.6	0.08%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	2.2	0.07%	2.2	0.07%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.6	0.02%	0.6	0.02%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.1	0.00%	0.0	0.00%	0.1	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	16.9	0.51%	16.9	0.51%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	3,255.8	99.32%	3,241.1	98.87%	14.8	0.45%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	3,278.1	100.00%	3,263.3	99.55%	14.9	0.45%
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.4	0.02%	0.4	0.02%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	21.9	1.09%	21.9	1.09%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.2	0.01%	0.2	0.01%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.3	0.01%	0.3	0.01%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	1,980.7	98.87%	1,928.6	96.27%	52.1	2.60%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	2,003.4	100.00%	1,951.3	97.40%	52.1	2.60%
Annual report 2024    188

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

11. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.1	0.00%	0.1	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	4.7	0.00%	4.7	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	26.1	0.02%	26.1	0.02%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1.1	0.00%	0.0	0.00%	1.1	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.6	0.00%	0.6	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	10,501.2	8.34%	9883.7	7.85%	617.4	0.49%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	10,533.7	8.37%	9915.2	7.88%	618.5	0.49%
11. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Turnover-2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	8.2	0.01%	8.2	0.01%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	111.5	0.09%	111.5	0.09%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	11.2	0.01%	11.2	0.01%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.4	0.00%	0.4	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	10,823.2	8.60%	10,752.4	8.54%	70.8	0.06%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	10,954.4	8.70%	10,883.6	8.65%	70.8	0.06%
Annual report 2024    189

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

11. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2024

		Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	112,080.1	89.03%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	112,080.1	89.03%
11. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2024

		Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	112,934.2	89.71%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	112,934.2	89.71%
Annual report 2024    190

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 7.3 Employees

6. Employees by regionA,B
	Number of employees
Region	2024	2023
Spain	34,940	35,266
Brazil	57,133	57,868
Chile	9,240	9,576
Poland	13,846	13,361
Argentina	8,100	8,365
Mexico	29,768	31,239
Portugal	5,316	5,303
UK	22,542	24,221
USA	11,341	12,579
Others	14,527	14,986
Total	206,753	212,764
A.    At year end, information from People & Culture global platform for harmonized people processes groupwide. Employee data is breakdown according to geographical criteria and cannot be compared to the figures in the 'Economic and Financial Report' chapter, which follow management criteria. Employees refers to employees hired as described in chapter 3.1. Our employees.
B. See note 46.b) in the consolidated annual accounts.

7. Employees by genderA
	Number of employees (headcount)
Gender	2024	2023
Male	98,377	100,449
Female	108,319	112,315
OtherB	6	-
Not declared	51	-
Total employees	206,753	212,764
A.Employees at year end. At Santander we comply with local regulations (and in turn to comply with the CSRD) recording Gender as defined in the employees national identification (as required by each local administration) and is broken down in female, male (both available in all countries), plus other and not declared(these two only accepted in very few countries).
B.In 12 countries the regulation allows us to voluntarily report gender identity, guaranteeing privacy and equal treatment. Among those employees who have voluntarily reported it, 2.8% identify themselves as non-binary, trans or others.
Annual report 2024    191

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

8. Employees by management group and genderA
	Senior executivesB
	2024					2023
	Men	Women	Others	Not declared	Total	Men	Women	Others	Not declared	Total
Europe	959	443	0	1	1,403	1,073	500	-	-	1,573
North America	198	72	0	0	270	202	82	-	-	284
South America	299	146	0	0	445	305	141	-	-	446
Group total	1,456	661	0	1	2,118	1,580	723	-	-	2,303

	Other executivesC
	2024					2023
	Men	Women	Others	Not declared	Total	Men	Women	Others	Not declared	Total
Europe	8,850	5,096	1	6	13,953	10,704	7,629	-	-	18,333
North America	3,881	2,622	0	3	6,506	3,778	2,522	-	-	6,300
South America	3,982	2,996	0	1	6,979	3,878	2,708	-	-	6,586
Group total	16,713	10,714	1	10	27,438	18,360	12,859	-	-	31,219

	Other employees
	2024					2023
	Men	Women	Others	Not declared	Total	Men	Women	Others	Not declared	Total
Europe	32,654	39,201	3	37	71,895	31,413	38,062	-	-	69,475
North America	15,047	19,571	2	3	34,623	16,387	21,111	-	-	37,498
South America	32,507	38,172	0	0	70,679	32,709	39,560	-	-	72,269
Group total	80,208	96,944	5	40	177,197	80,509	98,733	-	-	179,242
A. At year end.
B. Senior Executives includes employees with harmonized management levels: Senior Executive VP. Executive VP and VP.
C. Other Executives includes Directors, Mangers, Experts and Branch Managers.

9. Employees by age bracketA
Number and % of total
	2024
	aged < 30		aged 30 - 50		age over 50
Europe	11,842	13.57%	54,262	62.19%	21,147	24.24%
North America	10,485	25.33%	25,239	60.97%	5,675	13.71%
South America	22,372	28.64%	49,183	62.97%	6,548	8.38%
Group total	44,699	21.62%	128,684	62.24%	33,370	16.14%
A.    At year end. Age brackets are presented according to CSRD definitions. Average age of our workforce is 38 years old, as it was in 2023.
Annual report 2024    192

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

10. Employees by employment contractA
		2024
	Men	Women	Other	Not declared	Total
Number of employees	98,377	108,319	6	51	206,753
Number of permanent employees	96,541	105,942	6	13	202,502
Number of temporary employees	1,836	2,377	0	38	4,251
Number of full-time employees	97,163	102,740	5	50	199,958
Number of part-time employees	1,214	5,579	1	1	6,795
Number of non-guaranteed hours employees	0	0	0	0	0
A. At year end. 98% of employees in Santander have a permanent employment contract and 97% have full-time contract, as in 2023. For additional definitions see 7. Employees by gender.

11. Collective bargaining coverage and social dialogueA

	Collective Bargaining Coverage		Social dialogue
Coverage Rate	Employees – EEA (European Economic Area) (for countries with >50 empl. representing >10% total empl)	Employees – Non-EEA (estimate for regions with >50 empl. representing >10% total empl)	Workplace representation (EEA only) (for countries with >50 empl. representing >10% total empl)
0-19%	Poland	United States
20-39%		Mexico
40-59%
60-79%
80-100%	Portugal and Spain	Argentina, Brazil, Chile and United kingdom	Spain, Poland and Portugal
A. Percentage of employees covered by collective agreement, as defined by CSRD. The aggregate average is 74%, among main entities in our 16 relevant countries that aggregately represent 98% of our global headcount, that aggregate average is similar to previous period.

12. Turnover by regionA,B
	2024		2023
	Total	Turnover ratioC	Total	Turnover ratio
Europe	10,464	11.77%	8.87	10.07%
North America	9,905	23.38%	10,705	24.21%
South America	19,726	25.33%	20,900	26.41%
Group total	40,095	19.17%	40,478	19.14%
A.Employees who ended definitely their employment relation with Santander entities through 2024, it does not include temporary leave or transfer between Santander companies. Information from People & Culture global platform used harmonized people processes groupwide.
B.The total number of terminated employees was 0.9% lower than in 2023, the turnover rate remained stable compared to the previous year, with variations of -1 percentage point in South America and North America and +2 points in Europe. 53.9% of those laid off are women, in line with the distribution of our workforce.
C.Turnover rate is calculated over average headcount of the period.
Annual report 2024    193

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

13. Average remuneration by management group, gender, and age bracketA
	2024
	Women	Men	OtherB	Not declaredB	TotalC
Gender	41,822	65,625	-	-	53,131
	Senior executives	Other executives	Other employees		Total
Management group	524,748	129,847	36,834	-	53,131
	<30	30-50	>50		Total
Age bracket	23,329	53,353	88,044	-	53,131
A.It includes gross annual salary and comparable supplements, pension schemes and variable remuneration. 99% of Santander employees receive other salaries that supplement their salary.
B.The categories requested by CSRD, by gender and age groups have been used. Groups with less than 50 employees (others, not declared) are not included because they are not statistically relevant and to avoid statistically erroneous conclusions.
C.The average pay of our constant workforce (i.e. employees who were with us at 2023 year end and remained at 2024 year end) grew 11.4% in 2024 in constant euros (this does not include Argentina due to exchange rate distortions between the two periods). If we consider the current exchange rates (including Argentina) and the new hired employees, the average remuneration has had a net increase of 3.1% in comparison with the average for our workforce in 2023 (EUR 51,535).

14. Remuneration ratios
2024
Hourly GPG ratio (average)	36%
GPG ratio (median)A	26%
EPG ratio	c. 0
Remuneration ratioB	367.1
A. GPG Ratio (median) includes annual base salary and variable remuneration paid in the year.
B. Ratio of the annual remuneration of the highest-paid individual for the performance of executive duties (salary, pension contributions, variable remuneration); divided over Median employee annual remunerations (excluding the highest-paid). This figure is impacted by our business model, with a large presence in three geographical regions (Europe, North and South America) and a large network of branches (c.8,000), since more than half of our employees are based in Mexico and South America (mainly in Brazil) where remuneration is aligned to the local cost of living, much lower than that of other countries that are the reference for establishing the remuneration of executive directors. In addition, the use of the median overstates this effect versus the mean: with average data the result of the ratio would be 239.7.

15. Average remuneration of senior management (with variable remuneration not linked to long-term objectives)
Thousand euros	2024			2023
	Men	Women	Total	Men	Women	Total
Executive directors	9,137	12,127	10,632	8,257	11,544	9,900
Non-executive directors	285	356	309	368	327	352
Senior managementA	3,898	1,380	3,538	4,112	1,645	3,583
A. Members of the senior management at the end of the year.

16. Average remuneration of senior management linked to long-term objectives (fair value)
Thousand euros	2024			2023
	Men	Women	Total	Men	Women	Total
Executive directors	1,611	2,332	1,972	1,537	2,243	1,890
Senior managementA	553	170	498	563	189	483
A. Additionally, in 2023, one senior executive received EUR 200,000 of the Digital Transformation award from PagoNxt S.L.
Annual report 2024    194

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

17. Senior management composition
Number	2024			2023
	Men	Women	Total	Men	Women	Total
Executive directors	1	1	2	1	1	2
Non-executive directors	10	5	15	8	5	13
Senior management	12	2	14	11	3	14
A. Members of the senior management at the end of the year.

18. Training
2024
Total investment in training (euros)	63,730,131
Total hours of training	5,286,317
% employees trainedA	94.4
Total attendeesB	6,925,442
Hours of training per employeeC	25.3

A. Calculation based on year-end headcount.
B. Training courses completed by our employees during 2024 (2% higher vs 2023).
C. Calculation based on average headcount during the year. Women completed an average of 26.2 hours and men 24.3 hours.

19. Hours of training by gender and management groupA
	2024
	Men	Women	Others	Not declared	Total
Gender	2,413,371	2,872,035	111	800	5,286,317
	Senior executive	Other executive	Other employees		Total
Management level	52,476	857,065	4,376,775	-	5,286,317
A. The aggregate number learning hours decreased 12.9% in comparison with the previous period, based on digitalization and optimization of training courses, plus the evolution of our workforce.

20. Occupational health and safetyA,H
	2024			2023
	Men	Women	Total	Men	Women	Total
Number of fatal occupational accidents or work-related illness	0	0	0	0	0	0
Work-related illnessB	1	2	3	3	12	15
Total number of accidentsC	317	633	950	128	271	399
Work-related accident rate (CSRD criterion, equivalent to the frequency rate of Law 11/2018)D	1.15	2.08	1.64	0.51	0.94	0.74
Total number of days of absence due to accidentsE	12,617	24,094	36,711	-	-	-
Accident rateF	0.03	0.06	0.05	0.02	0.04	0.03
Severity rateG	0.05	0.08	0.06	0.03	0.06	0.04
A. As in the rest of this chapter, we only include information about our employees. In accident ratios, Santander Bank Polska s.a. is not included.
B. Reported globally since 2023, following local laws for occupational illnesses where they are regulated country-wide or for specific jobs, as soon as a medical examination confirms the cause as occupational.
C. We report occupational injuries that can be documented in 2024, including accidents while commuting. We standardized criteria, processes and systems across our footprint to calculate leave on medical grounds in every market. Banco Santander only considers occupational accidents and illnesses that, following expert review, are recognized as work-related and reported to official bodies (e.g. in Brazil, through a comunicação de acidente de trabalho — CAT, or work-related accident notice — to the Instituto Nacional do Seguro Social — INSS, National Social Security Institute). In Brazil, this indicator only considers absences due to occupational accident of 15 days or more. The variation from 2023 stems mainly from having standardized types of absence and, especially, the impact of standardization in the UK, where employees report voluntarily if the cause is occupational; in this country, though there is no specialized verification like in our other, we accounted for these absences as reported by the employees.
D. Number of occupational accidents with leave for every 1,000,000 theoretical working hours.
E. Including days missed due to occupational accident with leave according to the definition provided. Across the entire Group, we accounted for 100 days for occupational illnesses and 0 days for occupational fatalities.
F. Ratio of hours missed due to an occupational accident divided by the total number of theoretical hours worked by employees in the year.
G. Days missed due to occupational accident with leave for every 1,000 theoretical working hours. Hours worked are theoretical. This includes accidents while commuting.
H. In addition, in all units our employees have recorded 16.4 million hours of absence due to health reasons (16.9 million hours in 2023).

Annual report 2024    195

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 7.4 Customers

21. Group customersA
	2024	2023	var.
Europe	46,820,826	46,293,433	1%
Spain	15,307,491	15,022,877	2%
United Kingdom	22,541,474	22,480,761	—%
Portugal	2,988,779	2,908,192	3%
Poland	5,978,671	5,877,433	2%
Others EuropeB	4,411	4,170	6%
South America	80,404,762	73,028,442	10%
BrazilC	69,454,776	62,804,350	11%
Chile	4,311,488	4,052,314	6%
Argentina	5,117,205	4,771,370	7%
Others South AmericaD	1,521,293	1,400,408	9%
North America	25,762,219	25,027,302	3%
United StatesF	4,473,683	4,510,043	(1)%
México	21,288,536	20,517,259	4%
Digital Consumer Bank	19,549,525	20,192,858	(3)%
Santander Consumer BankF	16,953,371	17,665,556	(4)%
Santander Digital	2,596,154	2,527,302	3%
Total	172,537,332	164,542,034	5%
A. Figures corresponding to total customers.
B. Includes the rest of Private Banking and other CIB Europe.
C. From 2024 onwards, Brazil includes number of customers instead of decision units.
D. Includes Uruguay, Peru and Colombia.
E. Includes BPI Miami.
F. SCF includes customers in all European countries, including the UK.

22. Dialogue by channel
	2024	2023	Var .2024/2023%.
Branches
Number of branches	8,011	8,518	(6.0)%
Digital bankingA
Digital customersB (millions)	59.3	54.2	9.4%
A.    Santander Consumer Finance not included.
B.    Counts once for customers of both Internet and mobile banking.

23. NPS ranking by country
	2024	2023
Argentina	2	1
Brazil	5	4
Chile	1	1
Uruguay	1	2
Spain	3	3
Poland	3	3
Portugal	3	2
UK	4	5
Mexico	3	2
USA	6	9
NPS to measure customer satisfaction, audited by Stiga/Deloitte.
Santander position vs competitors (Official Peer Group by countries). Key peers by country: Argentina: Galicia, BBVA, ICBC, HSBC, Banco Macro, Banco de la Nación; Brazil: Itaú, CEF, Bradesco, Banco do Brasil, Nubank; Chile: BCI, Banco de Chile, Itaú, Scotiabank, Banco Estado; Uruguay: Brou, Itaú, BBVA, Scotiabank; Spain: Bankinter, BBVA, Caixabank, Sabadell, Unicaja; Poland: ING, Millenium, MBank, Bank Polski, Bank Pekao, BNP Paribas; Portugal: BPI, Millenium BCP, CGD, Novo Banco, Montepio; UK: Nationwide, Barclays, Halifax, NatWest Gr., Lloyds, HSBC, TSB; Mexico: BBVA, Scotiabank, Banorte, HSBC, Banamex, Banco Azteca; US: Chase, Capital One, Bank of America, PNC, Wells Fargo, KeyBank, Citizens, Citigroup, TD Bank, M&T Bank, Truist.
Annual report 2024    196

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

24. Total complaintsA
	2024	2023
SpainB	156,460	88,326
Portugal	3,588	4,789
United KingdomC	30,778	25,309
Poland	4,209	6,272
Brazil	226,976	207,211
Mexico	71,082	68,565
ChileD	10,458	8,441
Argentina	6,351	5,525
US	6,256	5,712
SCFE	165,478	33,074
A. Compliance metrics based on group-wide criteria, homogeneous for all geographies. Include complaints received through formal channels such as the official complaints service (if exists), public or private consumer organisations and agencies, senior management, customer ombudsmen (if exists), regulator channels.
B. Spain increases due to claims for mortgage origination fees. It includes Open bank S.A.
C. UK increases due to a change in the perimeter in 2024. Excluding the effect of the change of perimeter, formal claims are reduced by 20%.
D. Impacted by the inflow of fraud claims in the first half of the year, until the country's fraud law was amended, with a significant reduction in the second half of the year.
E. SCF impacted by high volume of discretionary commission claims on UK dealers.
SN 7.5 Financial inclusion

25. People financially includedA
million people (Accumulated since 2023)	2024	2023
Access	1.9	1.0
Finance	2.4	0.8
Total	4.3	1.8
A. A new target for people financially included was launched in 2023, which considers access and finance initiatives (the previous target also included financial education). The figures reflect only the new people financially included since 2023 (unique people).

26. Microfinance
million euros / people	2024	2023
Total credit disbursedA	1,270	1,172
Total micro-entrepreneurs supported	1.3	1.2
A. The increase in credit disbursed is mainly due to the bank's objective to expand its microfinance programmes in Latin America.
SN 7.6 Community support
27. Community Support

million euros	2024	2023
Support for higher education, employability, and entrepreneurship	103.8	105.1
Other local initiatives	62.5	68.9
Total	166.4	174.0
Annual report 2024    197

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

28. Outputs and outcomes

28.1 People helped through Santander Universities programmes
people helped	2024	2023
Higher education	34,062	28,849
EmployabilityA	2,078,051	463,045
EntrepreneurshipB	52,570	7,036
TotalA	2,164,683	498,930
A. The significant increase in the number of people helped in terms of employability owes to the global launch of short, direct access courses with unlimited places and a completion certificate.
B. In 2024, we began to disclose entrepreneur support programmes in the US through Santander Universities.

28.2 People helped through other local initiativesA,B
	2024	2023
Childhood education	357,549	600,649
Social welfare	702,706	968,301
Art and culture	672,539	69,772
Others	1,146,566	530,764
Total	2,879,360	2,169,486
A. The nature and depth of initiatives is very diverse, both between them and comparing to initiatives of
Santander Universities.
B. The increase is due to a better identification of people helped in countries, as well as the inclusion of initiatives.
Annual report 2024    198

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 7.7 Tax contribution

We pay taxes in the jurisdictions where we earn a profit. Thus, the profits obtained, and the taxes accrued and paid, correspond to the countries where we operate.
For every EUR 100 in total income, the Group pays EUR 36 in taxes, including EUR 18 in taxes paid directly by Santander and EUR 18 in taxes collected from third parties.
The taxes Santander pays directly (see table below) include non-recoverable value added tax (VAT), employers' social security contributions, charges levied on banks and financial transactions in Spain, the UK, Poland, Portugal, Brazil and Argentina, and other taxes.

29. Total taxes paid
EUR million
2024
Jurisdiction	Corporate income taxA	Other taxes paid	Total own taxes paidB	Third-party taxesC	Total contribution
Spain	533	1,863	2,396	2,013	4,409
UK	348	510	858	614	1,472
Portugal	590	175	765	336	1,101
Poland	503	310	813	295	1,108
Germany	238	92	330	96	426
Rest of Europe	638	296	934	184	1,118
Total Europe	2,850	3,246	6,096	3,538	9,634
Brazil	1,213	543	1,756	2,559	4,315
Mexico	875	524	1,399	1,123	2,522
Chile	326	103	429	332	761
Argentina	258	428	686	2,858	3,544
Uruguay	53	76	129	149	278
Rest of Latin America	54	25	79	21	100
Total Latin America	2,779	1,699	4,478	7,042	11,520
United States	241	113	354	935	1,289
Other	10	4	14	11	25
TOTAL	5,880	5,062	10,942	11,526	22,468
A. The Group's income tax for the year 2023 amounted to EUR 5,214 mn
B. Total own taxes paid for all these concepts amounted to EUR 10,942 mn, broken down as EUR 5,880 mn in corporate income tax, EUR 1,296 mn in non-recoverable VAT and other sales taxes, EUR 1,851 mn in employer-paid payroll taxes, EUR 90 mn in property taxes, EUR 334 mn in Spanish temporary bank levy, EUR 342 mn in bank levies and EUR 1,149 mn in other taxes.
C. Total third-party taxes amounted to EUR 11,526 mn, broken down as EUR 3,167 mn in salary withholdings and employees' social security contributions, EUR 1,230 mn in recoverable VAT, EUR 2,366 mn in tax deducted at source on capital, EUR 385 mn in non-resident taxes, EUR 404 mn in property taxes, EUR 262 mn in stamp taxes, EUR 2,188 mn in taxes related to the financial activity and EUR 1,524 mn in other taxes.
Annual report 2024    199

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 8. Additional metrics to comply with Spanish Act 11/2018

1. Average employees, by contract type and gender. As required by Ley 11/2018A
	2024
	Women	Men	Other	Not declared	Total
Average employees	109,762	99,257	6	86	209,112
Average permanent employees	107,404	97,487	6	64	204,960
Average temporary employees	2,358	1,771	0	22	4,151
Average full-time employees	103,837	98,023	6	83	201,949
Average part-time employees	5,925	1,234	0	3	7,163
A.Average headcount throughout the year. We reclassified genders according to CSRD definitions. The breakdown remains stable, with an average 52% women employees against 53% in 2023. The breakdown by contract type also remains similar: The average headcount with a permanent contract is 98%, while the average headcount with a full-time contract is 96.5%, the same figures as in 2023.

2. Average employees, by contract type and age bracket. As required by Ley 11/2018A
	2024
	Under 30	30-50	Over 50	Total
Average employees	46,556	129,728	32,828	209,112
Average permanent employees	44,748	127,682	32,531	204,960
Average temporary employees	1,808	2,046	297	4,151
Average full-time employees	45,412	125,537	30,999	201,949
Average part-time employees	1,143	4,191	1,829	7,163
A.Average headcount throughout the year. We amended the age groups according to CSRD definitions and the breakdown remains flat in comparison with 2023.

3. Average employees, by contract type and management group.A
	2024
	Senior executive	Other executive	Other employees	Total
Average employees	2,273	30,748	176,091	209,112
Average permanent employees	2,253	30,291	172,416	204,960
Average temporary employees	20	457	3,674	4,151
Average full-time employees	2,263	30,234	169,452	201,949
Average part-time employees	10	514	6,639	7,163
A.Average headcount throughout the year. The breakdown by job band remains unchanged. The breakdown of the average number of employees by band is the same as in 2023: 1% senior director; 15% other director; and 84% the rest of the workforce.

Annual report 2024    200

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4. Dismissals, by gender, management group and age Bracket.A,B
	2024
	Women	Men	Other	Not declared	Total
GenderC	7,755	6,599	2	29	14,385
	Senior executives	Other executives	Other employees		Total
Management groupD	114	1,229	13,042		14,385
	<30	30-50	>50		Total
Age bracket	4,495	7,866	2,024		14,385
A.Dismissal: Termination of permanent employment determined unilaterally by the company. This includes voluntary terminations as part of reorganizations or redundancy programmes, plus other termination caused by individual performance or disciplinary actions.
B. It does not include temporary absences or transfers to other Group companies.
C. We used CSRD classification by gender and age group. The dismissal rate is stable (6.9% v 6.7% in 2023). The breakdown by gender shifted, as 53.9% of dismissed employees were women (in line with the workforce breakdown), down 3 pp in comparison with 2023 (57.4%).
D. The breakdown by job band is similar to 2023.
Annual report 2024    201

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 9. Alternative performance measures (APMs)
The following are additional alternative performance measures (APMs) to those listed in section 8 of the chapter 'Economic and Financial Review'. The metrics we use in this report have not been subject to further third-party verification beyond the scope of limited assurance.

Data related to tax contribution
The profits obtained, and the taxes accrued and paid, correspond to the countries where we operate.

Taxes paid by the Group
The taxes Santander pays directly are included in the cash flow statement and mainly stem from the corporate income tax paid. They also include non-recoverable value added tax (VAT), employers' social security contributions, charges levied on banks and financial transactions in the geographies were we operate, and other taxes.
See data in the section SN 7.7 Tax contribution of this chapter.
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
See data in the section SN 7.7 Tax contribution of this chapter.

Total tax contribution
The Group's total tax contribution includes the taxes paid by the Group as a direct cost and the taxes collected from third parties in the course of our economic activity.
See data in the section SN 7.7 Tax contribution of this chapter.

Data related to sustainable finance

Green finance raised and facilitated
Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the ESG Classification Meeting and reported in the League Tables of Infralogic, Bloomberg, Dealogic, TXF and Mergermarket since the beginning of the year.
See data in section 2. Our climate transition plan and SN 7.1 Green transition (Table 1. Green finance) in this chapter.
It reflects Santander's ambition and contribution to helping our customers, and society as a whole, in the transition to a low-carbon economy.
Financing volume of renewable energy projects
Nominal amount of renewable energy projects (greenfield and brownfield) financed since the beginning of the year and reported externally as reported in Infralogic's League Tables for project financing.
See data in section Sustainability at Santander in 2024 of this chapter.

Financing volume of renewable electric vehicles	Financing volume of vehicles powered exclusively by a rechargeable electric battery (no petrol engine). See data in section Sustainability at Santander in 2024 of this chapter.

Credit disbursed to microentrepreneurs (EUR)
Total amount of credit disbursed during the year to low-income entrepreneurs with low access to banking services, or with difficulties in accessing credit, with the objective of creating and/or growing their businesses. Data includes information on microfinance programmes in Brazil, Colombia, Mexico and Peru.
See data in section Sustainability at Santander in 2024 and SN 7.5 Financial inclusion (Table 27. Microfinance) of this chapter.
It reflects Santander's ambition and contribution to help address financial inclusion challenges in the markets where we operate.
Annual report 2024    202

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Data related to financed emissions

Financed emissions from corporates and projects
For the financed emissions associated with business loans, equities, investments, bonds, and projects we calculate the emissions in accordance with the methodology established by management that is based on the Partnership for Carbon Accounting Financials (PCAF) standard for financed emissions.
The financed emissions for a corporate client portfolio are calculated using the following equation:
Financed emissions = Attribution Factor x Emissions
The following equations are used to determine the attribution factor at company level:
Attribution Factor = Outstanding amount / Total Enterprise Value
In the case of corporate business loans (CIB alignment targets), Banco Santander calculates the Total Value of the Company (used to obtain the emissions attribution factor) by adding the total equity and debt of the company to avoid the high volatility in market capitalization.
In the case of Project Finance, the financed emissions for a Project are calculated using the production and an emission factor.
We use as data sources (non-exhaustive): annual/Sustainability Reports of our customers, Asset Impact, Capital IQ, Carbon Disclosure Project, S&P Trucost, Transition Pathway Initiative, Wood Mackenzie, IBA, JATO, and PCAF database.
See data in section Our transition plan in this chapter.

These metrics reflect Santander’s ambition and contribution to addressing the challenges of emissions measurement, supporting our customers in their objectives and aligning portfolios to progress on our ambition towards net zero emissions by 2050.

Auto – lending
For the auto lending portfolio for Santander Consumer Finance Europe the financed emissions are those associated with the passenger cars financed and leased (passenger cars being the most material vehicle type in the Auto portfolio). These are calculated following the PCAF methodology:
Financed emissions = ∑ Attribution Factor x vehicle emissions
To determine the attribution factor of each of the loans, the following formula is used:
Attribution factor = Outstanding amount / vehicle value at origination
The vehicle emissions are calculated using the emissions of each specific vehicle, where available, multiplied by the annual distance estimated for each vehicle.
See data in section Our transition plan in this chapter.

Mortgages and Commercial Real Estate
Mortgages and commercial real estate portfolio emissions lending on residential mortgages includes Scope 1 and 2 emissions based on actual (where available) and modelled EPC's. We define this asset class as on balance sheet loans for specific consumer purposes – namely the purchase and refinance of residential property.
The following calculation approach was used to arrive at the financed emissions for each of the properties in the portfolio:
Financed emissions = building emissions x LTV
The attribution factor is the outstanding amount of the loan as per the reporting year for each mortgage, divided by the total property value at origination for each building.
See data in section Our transition plan in this chapter.

Agriculture
Agriculture portfolio emissions for Santander Brazil from lending to farmers associated with primary production activities in Brazil (agriculture and livestock activities), financed through Retail mechanisms. Assessment includes Scope 1 and 2 emissions.
In this sector, Santander’s financed emissions estimation is based on GHG Protocol guidance and PCAF methodology, with adaptations to accommodate data availability in retail agriculture portfolio.
Land management emissions:
The general equations used to calculate financed emissions of an agricultural activity are as follows:
Financed emissions = ∑ quantity produced or area of production or number of animals x Emission factor
Emission factor sources include the GHG Protocol Brazil Tool for the Agricultural Sector, the Reference Report from Brazil's IV National Inventory, among other specialized literature.
Land Use Change (LUC) emissions:
The total LUC emissions for the portfolio are calculated for each property: collecting shapefiles of farms associated with the operations financed in the retail portfolio, computing annual tree-cover loss areas (in hectares), for the last 20 years, for each property, and evaluate corresponding carbon stock loss using emission factors, applying the Linear Discounting Methodology, and calculating the attribution factor for emissions related to Santander.
Sources (non-exhaustive): properties’ Rural Environmental Registry number, MapBiomas Collection 8, Brazil´s IV National Inventory Carbon Map.x
See data in section Our transition plan in this chapter.

Sovereign bonds
For the sovereign bonds portfolio we calculate the financed emissions following the PCAF standard recommendations, as follows:
Attributed emissions = Exposure to Sovereign Bond (USD) / PPP-adjusted GDP (international USD) x Sovereign Emissions (tCO2e)
See data in section Our transition plan in this chapter.

Annual report 2024    203

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Data related to responsible investment

Socially responsible investment assets under management (SRI AUM)
Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the Sustainable Finance Disclosure Regulation (SFDR, EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. It includes: i) assets managed or advised by Santander Asset Management (SAM) and other Group asset managers in the EU and, using equivalent criteria, in countries where SFDR does not apply; and ii) third party funds and assets under advise deemed sustainable investments according to either SFDR (Article 2.17) or internal criteria as per SFICS (Sustainable Finance & Investment Classification System).
See data in section 3.2.2 Responsible investment and social finance of this chapter.

It reflects Santander's ambition and contribution to promote responsible investment. It also allows our managers and bankers to have a more complete vision of the assets in which to invest and identify competitive advantages and mitigate risks.

Data related to employees training

Total investment in training
Sum of all expenditures accrued in Learning Activities, during the period, including: Direct costs from trainers who are employed as Employees (i.e. Total Compensation prorated for the dedication to training activities), but not including Salaries of Learning and Development Employees, External suppliers / vendors expenses paid and budgeted by the Learning department (for any type of service: training design, training sessions delivery, communications, consulting), logistic and facilities costs (training rooms, catering, accommodation and travel, materials), Labour cost of employees within the Learning Department (actual amounts accrued during the period, including gross compensation - all items-, plus company taxes - contributions, ), IT costs and licenses plus their applicable services; expenditures in Marketing and Communications paid and budgeted by the Learning Department.; Other expenses
See data in section SN 7.3 Employees (table 19. Training) of this chapter.
It reflects the bank's commitment to training and lifelong learning for its employees.
Data related to community support

Support for education, employment and entrepreneurship	Total amount invested to support education, employment and entrepreneurship. See data in section 3.2.4 Community support and SN 7.6 Community support (table 27. Community support) of this chapter.	It reflects Santander's ambition and contribution to promoting (beyond our business operations) the progress and inclusive and sustainable growth of the communities where we are present.
Support for other local initiatives
Total amount invested through local initiatives to promote childhood education, social welfare (especially among vulnerable groups), art and culture.
See data in section 3.2.4 Community support and SN 7.6 Community support (table 27. Community support) of this chapter.

Total community support
Sum of investment in education, employability and entrepreneurship, plus investment in other community support programmes.
See data in section 3.2.4 Community support and SN 7.6 Community support (table 27. Community support)of this chapter.

Data related to suppliers

Payments to suppliers	Total amount of payments made to suppliers outside the Group. See data in section 4.4 Our suppliers of this chapter.
It reflects the Group's economic contribution through the purchase of products and services in its operations.
It also reflects our commitment to the local economies of the geographies in which we operate.

% Turnover of locally contracted suppliers (M EUR)
% of the Group's total turnover made to suppliers based in the same geography where the services are purchased.
Turnover from locally contracted suppliers is divided by total turnover to suppliers.
See data in section 4.4 Our suppliers of this chapter.

Annual report 2024    204

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 10. Non-financial information Act 11/2018 content index
Table of equivalences with reporting requirements under Spain's Act 11/2018

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
0. General Information
Brief description of the Group’s business model (including its business environment, organization and structure, markets, objectives and strategies, plus the main factors and trends that can affect its future performance).

Business model and strategy (p. 7).
Economic and financial review (p. 384).
1. Sustainability at Santander (p. 22) [1.3 Materiality assessment].
SN 3. Materiality assessment - Detailed methodology (p. 121).
SBM-1 SBM-2 GOV-1 MDR-T E1-4 S1-5 S3-5 S4-5
A description of the Group's policies that includes due diligence procedures for identifying, assessing, preventing and mitigating risks and significant impacts, and for verifying and controlling, including the measures in which they have been adopted):

1. Sustainability at Santander (p. 22) [1.4 Sustainability governance] [1.4.2 Human rights due diligence].
SN 2 Sustainability governance (p. 117) [Cross-cutting regulations to embed ESG standards in our business model].
2. Our climate transition plan (p. 32) [2.3 Embedding ESG in risk management].
3. Supporting employees, communities and customers (p. 75) [3.2.3 Environmental, social and climate change management].
GOV-4 MDR-P E1-2 S1-1 S3-1 S4-1 G1-1
The results of these policies, including key indicators of relevant non-financial results that allow the monitoring and evaluation of progress and that favour the comparability between companies and sectors, in accordance with national, European or international frameworks of reference used for each matter.
		2. Our climate transition plan (p. 32). 3. Supporting employees, communities and customers (p. 75). 4. Business conduct (p. 100).	MDR-M E1 S1 S3 S4 G1

SN 7. Our progress in figures (p. 134).
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

1. Sustainability at Santander (p. 22) [1.3 Materiality assessment].
SN 3. Materiality assessment - detailed methodology (p. 121) [Information on impacts, risks and opportunities].
2. Our climate transition plan (p. 32).
3. Supporting employees, communities and customers (p. 75).
4. Business conduct (p. 100).
GOV-5 SBM-3 IRO-1 E1 S1 S3 S4 G1
Annual report 2024    205

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
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

2. Our climate transition plan (p. 32);
At the end of the 2023 financial year, no significant account is presented in the Consolidated Annual Accounts of the Group that should be included in this chapter regarding environmental provisions or guarantees.
SBM-3 IRO-1 MDR-A MDR-M E1 SBM-3 E1 IRO-1 E1-3 E1-6 E1-7 E1-9
Contamination:
	Measures to prevent, reduce or repair CO2 emissions that seriously affect the environment, taking into account any form of air pollution, including noise and light pollution.	2. Our climate transition plan (p. 32) [2.4.5 Our environmental footprint].	MDR-A E1-3 E1-7
Circular economy and waste prevention and management:
	Waste prevention measures, waste recycling measures, waste reuse measures; other forms of waste recovery and reuse; actions against food waste.	2. Our climate transition plan (p. 32) [2.4.5 Our environmental footprint].	E5 IRO-1
Sustainable use of resources:
	Use and supply of water according to local limitations	2. Our climate transition plan (p. 32) [2.4.5 Our environmental footprint]. SN 7.1 Green transition (p. 135) [Table 2. Environmental footprint]	E3 IRO 1
	Consumption of raw materials and measures taken to improve the efficiency of its use.	2. Our climate transition plan (p. 32) [2.4.5 Our environmental footprint]. SN 7.1 Green transition (p. 135) [Table 2. Environmental footprint]	E5 IRO-1
	Energy: direct and indirect consumption, measures taken to improve energy efficiency, use of renewable energies	2. Our climate transition plan (p. 32) [2.4.5 Our environmental footprint]. SN 7.1 Green transition (p. 135) [Table 2. Environmental footprint]	MDR-A MDR-M E1-3 E1-5
Climate change:
	Important elements of greenhouse gas emissions generated as a business activity (including goods and services produced)	2. Our climate transition plan (p. 32) [2.4.5 Our environmental footprint]. SN 7.1 Green transition (p. 135) [Table 2. Environmental footprint].	MDR-M E1-6
	Measures taken to adapt to the consequences of climate change	2. Our climate transition plan (p. 32)	MDR-A E1 SBM-3 E1-1 E1-3
	Reduction targets voluntarily established in the medium and long term to reduce greenhouse gas emissions and means implemented for this purpose.	2. Our climate transition plan (p. 32)	MDR-T E1-4
Protection of biodiversity:
	Measures taken to preserve or restore biodiversity	2. Our climate transition plan (p. 32) [2.3.5 Our approach to nature and biodiversity].	E4 IRO-1
Impacts caused by the activities or operations of protected areas
Annual report 2024    206

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
2. Social	Employment:
	Total number and distribution of employees by gender, age, country and professional classification	SN 7.3 Employees (p. 191).	MDR-M S1-6 S1-9
	Total number and distribution of contracts modes and annual average of undefined contracts, temporary contracts, and part-time contracts by: sex, age and professional classification.	SN 7.3 Employees (p. 191).	MDR-M S1-6 S1-9
	Number of dismissals by: gender, age and professional classification.	SN 7.3 Employees (p. 191).	MDR-M S1-6
	Average remuneration and its progression broken down by gender, age and professional classification	SN 7.3 Employees (p. 191).	MDR-M S1-16
	Salary gap and remuneration of equal or average jobs in society	3. Supporting employees, communities and customers (p.75) [3.1.3 Inclusive culture].	MDR-M S1-16
	Average remuneration of directors and executives (including variable remuneration, allowances, compensation, payment to long-term savings forecast systems and any other payment broken down by gender)	SN 7.3 Employees (p. 191).	GOV-3 MDR-M S1-16
	Implementation of work disconnection policies	3. Supporting employees, communities and customers (p.75) [3.1.2 Working conditions].	MDR-P S1-1
	Employees with disabilities	3. Supporting employees, communities and customers (p.75) [3.1.3 Inclusive culture].	MDR-M S1-12
Organization of work:
	Organization of work time	3. Supporting employees, communities and customers (p.75) [3.1.2 Working conditions].	MDR-P MDR-A S1-1 S1-4
	Number of absent hours	SN 7.3 Employees (p. 191).	MDR-M S1-14
	Measures designed to facilitate work-life balance and encourage a jointly responsible use of said measures by parents	3. Supporting employees, communities and customers (p.75) [3.1.2 Working conditions].	MDR-A S1-4 S1-15
Health and safety:
	Conditions of health and safety in the workplace	3. Supporting employees, communities and customers (p.75) [3.1.2 Working conditions].	MDR-A S1-14
	Occupational accidents, in particular their frequency and severity, as well as occupational illnesses. Broken down by gender.	SN 7.3 Employees (p. 191).	MDR-M S1-14
Social relations:
	Organization of social dialogue (including procedures to inform and consult staff and negotiate with them)	3. Supporting employees, communities and customers (p.75) [3.1.2 Working conditions].	MDR-A S1-2 S1-8
	Percentage of employees covered by collective bargaining agreements by country	SN 7. Our progress in figures (p. 134).	MDR-M S1-8
	Balance of the collective bargaining agreements (particularly in the field of health and safety in the workplace)	3. Supporting employees, communities and customers (p.75) [3.1.2 Working conditions]. SN 7.3 Employees (p. 191).	MDR-M S1-8 S1-14
	Mechanisms and procedures that employers have for encouraging the involvement of workers in management of the company, in terms of information, consultation and participation	3. Supporting employees, communities and customers (p.75) [3.1.4 Employee feedback and experience]. 4. Business conduct (p. 100) [4.3 Ethical channels].	MDR-A S1-2 S1-8
Training:
	The policies implemented in the field of training	3. Supporting employees, communities and customers (p.75) [3.1.1 Talent and skills development]	MDR-P S1-1
	Total number of hours of training by professional categories.	SN 7.3 Employees (p. 191).	MDR-M S1-13

Annual report 2024    207

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
2. Social	Accessibility:
	Universal accessibility of people	3. Supporting employees, communities and customers (p.75) [3,1.3 Inclusive culture] [3.2.4 Community support] [3.3.1 Conduct with customers].	MDR-A S1-4 S1-12
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
		3. Supporting employees, communities and customers (p.75) [3,1.3 Inclusive culture]. [3.2.4 Community support].	MDR-P MDR-A S1-1 S1-4 S1-12

3. Human Rights	Application of due diligence procedures in the field of Human Rights	1. Sustainability at Santander (p.22) [1.4.2 Human rights due diligence].	GOV-4
	Prevention of the risks of Human Rights violations and, where appropriate, measures to mitigate, manage and repair any possible abuses committed	3. Supporting employees, communities and customers (p.75). 4. Business conduct (p. 100).	MDR-A S1-4 S3-4 S4-4
	Complaints about cases of human rights violations	4. Business conduct (p. 100) [4.3 Ethical channels].	MDR-M S1-17 S3-4 S4-4
	Promotion and compliance with the provisions of the fundamental conventions of the International Labour Organization regarding respect for freedom of association and the right to collective bargaining.	3. Supporting employees, communities and customers (p.75) [3.1.2 Working conditions]. NS 7.3 Employees (p.191) [Table 12 Collective bargaining coverage and social dialogue].	MDR-P S1-1
Elimination of discrimination in respect of employment and occupation; elimination of forced or compulsory labour; and the effective abolition of child labour.
3. Supporting employees, communities and customers (p.75) [3.1.2 Working conditions] [Environmental, social and climate change management].
4. Business conduct (p. 100) [4.2 Ethical conduct] [4.3 Ethical channels]
MDR-P S1-1
4. Fight against corruption	Measures taken to prevent corruption and bribery	4. Business conduct (p. 100) [Financial crime compliance (FCC)]. Risk management and compliance chapter: 6.2 Compliance risk management section (p. 543).	MDR-A G1-3
	Measures to combat money laundering	4. Business conduct (p. 100) [Financial crime compliance (FCC)]. Risk management and compliance chapter: 6.2 Compliance risk management section (p. 543).	MDR-A G1-3
	Contributions to non-profit foundations and entities	3. Supporting employees, communities and customers (p.75) [3.2.4 Community support].	MDR-A S3-4
Annual report 2024    208

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
5. Information on the company	Commitments of the company to sustainable development:
The impact of the company’s activity on employment and local development
Sustainability at Santander in 2024.
3. Supporting employees, communities and customers (p.75) [3.2.1 Supporting the economic and social development of our communities] [3.2.3 Environmental, social and climate change management] [3.2.4 Community support] [3.3.2 Financial inclusion and financial health].
MDR-A MDR-T MDR-M S3-4 S3-5
	The impact of the company’s activity on local towns and villages and in the country.	3. Supporting employees, communities and customers (p.75) [3.2.4 Community support] [3.3.2 Financial inclusion and financial health].	MDR-A MDR-T MDR-M S3-4 S3-5
	Relations maintained with the representatives of local communities and the modalities of dialogue with them.	1.Sustainability at Santander (p.22) [1.2 Stakeholder engagement].	MDR-A S3-2
	Association or sponsorship actions	Santander participates in the sectoral associations representing financial activity in the countries in which it operates, such as the AEB (Spanish Banking Association) in the case of Spain.	MDR-A S3-4
Outsourcing and suppliers:
	Inclusion of social, gender equality and environmental issues in the procurement policy	4. Business conduct (p. 100) [4.4 Our suppliers].	MDR-P G1-2
	Consideration in relations with suppliers and subcontractors of their responsibility	4. Business conduct (p. 100) [4.4 Our suppliers].	MDR-A G1-2
	Supervision and audit systems and resolution thereof	4. Business conduct (p. 100) [4.4 Our suppliers].	MDR-M G1-2
Consumers:
	Measures for the health and safety of consumers	3. Supporting employees, communities and customers (p.75). Risk, compliance and conduct management chapter: 7.2 Compliance and conduct risk management section (p. 505).	MDR-A S4-4
	Systems for complaints received and resolution thereof	3. Supporting employees, communities and customers (p.75). Risk, compliance and conduct management chapter: 7.2 Compliance and conduct risk management section (p. 505).	MDR-M S4-4
Tax information:
	The profits obtained country by country	Auditor's report and 2024 annual consolidate accounts (p. 560) (Annex VI Annual banking report) and Auditor's Report and 2023 annual consolidate accounts (Annex VI Annual banking report).	-
	Taxes on benefits paid	SN 7.7 Tax contribution (p. 199)
	Public grants received	Grupo Santander did not receive significant public subsidies in 2023 and 2024. Appendix More details see VI Annual banking report, section e)Public subsidies (p. 868).	-
6. Other relevant information	EU Taxonomy	Information related to article 8 of EU Taxonomy: 3. Supporting employees, communities and customers (p. 75) [3.2.2 Responsible investment and social finances]. SN 5. EU Taxonomy (p. 131).	EU Regulation 2020/852 and Commission Delegated Regulations 2021/2139 and 2021/2178 as amended by Delegated Regulations (EU) 2022/1214, 2023/2485 and 2023/2486

Annual report 2024    209

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SN 11. Commission Delegated Regulation (EU) 2023/2772 on sustainability reporting standards content index

Table with references to sections and subsections of the Sustainability statement that respond to the information requirements of the Directive (EU) 2022/2464 of the European Parliament and the Commission Delegated Regulation (EU) 2023/2772.

ESRS 2 - General disclosures
Basis for preparation	Section	Sub-section	Sub-sub-section	Comments
BP-1 – General basis for preparation of sustainability	About this chapter (p. 20) Sustainability notes (p. 107)	SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 107)
BP-2 – Disclosures in relation to specific circumstances	Sustainability notes (p. 107)	SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 107)

Governance	Section	Sub-section	Sub-sub-section	Comments
GOV-1 – The role of the administrative, management and supervisory bodies	1. Sustainability at Santander (p. 22) Sustainability notes (p. 107)	1.4 Sustainability governance (p. 29) SN 2. Sustainability governance (p. 117) SN 7.3 Employees (p. 191)	Table 19. Senior management composition
GOV-2 – Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Sustainability notes (p. 107)	SN 2. Sustainability governance (p. 117)
GOV-3 - Integration of sustainability-related performance in incentive schemes	1. Sustainability at Santander (p. 22)	1.4 Sustainability governance (p. 29)	1.4.1 Integration of sustainability-related performance in incentive schemes
GOV-4 - Statement on due diligence	1. Sustainability at Santander (p. 22)	1.4 Sustainability governance (p. 29)	1.4.2 Human rights due diligence
GOV-5 - Risk management and internal controls over sustainability reporting	1. Sustainability at Santander (p. 22) Sustainability notes (p. 107)	1.4 Sustainability governance (p. 29) SN 2. Sustainability governance (p. 117)

Annual report 2024    210

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Strategy	Section	Sub-section	Sub-sub-section	Comments
SBM-1 – Strategy, business model and value chain	1. Sustainability at Santander (p. 22) Sustainability notes (p. 107)
1.1 Sustainability strategy (p. 22)

2.2 Supporting our customers in their transition goals (p. 35)

3.2 Communities' sustainable development (p. 83)

3.3. Our customers (p. 91)

SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 107)

SN 7.1 Green transition (p. 135)

SN 7.5 Financial inclusion (p. 197)
			3.2.2 Responsible investment and social finance (p. 83) 3.3.2 Financial inclusion and financial health (p. 94)	The percentage of revenues of concerning sectors over the Group’s total revenues is not material (1.46% over the Group’s total revenues).
SBM-2 – Interests and views of stakeholders	1. Sustainability at Santander (p. 22) 3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	1.2 Stakeholder engagement (p. 24) 3.1 Our employees (p. 75) SN 3. Materiality assessment - Detailed methodology (p. 121)	3.1.4 Employee feedback and experience
SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model	1. Sustainability at Santander (p. 22) Sustainability notes (p. 107)	1.1 Sustainability strategy (p. 22) 1.3 Materiality Assessment (p. 27) SN 3. Materiality assessment - Detailed methodology (p. 121)
More details on the financial impact stemming from the opportunities identified in the double materiality assessment, see:
2.2 Supporting our customers in their transition goals (volume of assets aligned with the EU Taxonomy for mortgages and automobiles in Europe).
2.2.1 Corporate and Investment Banking (Green Finance raised or facilitated)
The potential financial impact of the identified risks usually comes in the form of direct financial losses from legal claims (payments to third parties, compensation, etc.) and penalties. See Note 25.d) and 25.e) of the annual accounts.

SN 3. Materiality assessment - Detailed methodology (p. 121)

Disclosures on the materiality assessment process	Section	Sub-section	Sub-sub-section	Comments
IRO-1 - Description of the processes to identify and assess material impacts, risks and opportunities	1. Sustainability at Santander (p. 22) Sustainability notes (p. 107)	1.3 Materiality Assessment (p. 27) SN 3. Materiality assessment - Detailed methodology (p. 121)
Annual report 2024    211

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

IRO-2 - Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	Sustainability notes (p. 107)
SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 107)

SN 3. Materiality assessment - Detailed methodology (p. 121)

SN 11. Commission Delegated Regulation (EU) 2023/2772 content index

Minimum Disclosure Requirement	Section	Sub-section	Sub-sub-section	Comments
MDR-P – Policies adopted to manage material sustainability matters	2. Our climate transition plan (p. 32) 3. Supporting employees, communities and customers (p. 75) 4. Business conduct (p. 100) Sustainability notes (p. 107)	SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 107) SN 9. Alternative performance measures (p. 202)
MDR-A – Actions and resources in relation to material sustainability matters
MDR-M – Metrics in relation to material sustainability matters
MDR-T – Tracking effectiveness of policies and actions through targets

ESRS E1 - Climate change
Governance	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 GOV-3 Integration of sustainability related performance in incentive schemes	1. Sustainability at Santander (p. 22) 2. Our climate transition plan (p. 32)	1.4 Sustainability Governance (p. 29) 2.5 Further actions and enablers (p. 72)	1.4.1 Integration of sustainability-related performance in incentive schemes 2.5.2 Governance & policies

Strategy	Section	Sub-section	Sub-sub-section	Comments
E1-1 – Transition plan for climate change mitigation	2. Our climate transition plan (p. 32) Sustainability notes (p. 107)
2.1 Strategy (p. 32)
2.2 Supporting our customers in their transition goals (p. 35)
2.4 Aiming to align our activity with the Paris Agreement Goals (p. 59)
2.5 Further actions and enablers (p. 72)

SN 4. Our transition plan- (p. 129)
2.5.2 Governance & policies
ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with S&BM	2. Our climate transition plan (p. 32)	2.3 Embedding ESG in risk management (p. 40)	2.3.1 Resilience of our strategy and business model to climate change 2.3.2 Risk management cycle

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities	2. Our climate transition plan (p. 32)	2.3 Embedding ESG in risk management (p. 40)	2.3.2 Risk management cycle
Annual report 2024    212

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

E1-2 – Policies related to climate change mitigation and adaptation	2. Our climate transition plan (p. 32)	2.5 Further actions and enablers (p. 72)	2.5.1 Strategy for engagement with other key stakeholders 2.5.2 Governance & policies	Further details regarding Governance and Climate Change-related policies in: section 1.4 Sustainability Governance, SN 2 Sustainability governance , SN 6. Sustainable finance and investment classification system (SFICS) and section 3.3 (i) Our ESCC policies
E1-3 – Actions and resources in relation to climate change policies	2. Our climate transition plan (p. 32)	2.2 Supporting our customers in their transition goals (p. 35) 2.4 Aiming to align our activity with the Paris Agreement Goals (p. 59) 2.5 Further actions and enablers (p. 72)

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
E1-4 – Targets related to climate change mitigation and adaptation	2. Our climate transition plan (p. 32) Sustainability notes (p. 107)	2.4 Aiming to align our activity with the Paris Agreement Goals (p. 59) SN 4. Our transition plan (p. 129)
E1-5 – Energy consumption and mix	2. Our climate transition plan (p. 32) Sustainability notes (p. 107)	2.4 Aiming to align our activity with the Paris Agreement Goals (p. 59) SN 4. Our transition plan (p. 129) SN 7.1 Supporting the green transition (p. 135)	2.4.5 Our environmental footprint Table 2. Environmental footprint 2023-2024
E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions	2. Our climate transition plan (p. 32) Sustainability notes (p. 107)	2.4 Aiming to align our activity with the Paris Agreement Goals (p. 59) SN 4. Our transition plan (p. 129) SN 7.1 Supporting the green transition (p. 135)	2.4.5 Our environmental footprint Table 3. Gross Scopes 1, 2, 3 and Total GHG emissions
E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	2. Our climate transition plan (p. 32) Sustainability notes (p. 107)	2.4 Aiming to align our activity with the Paris Agreement Goals (p. 59) SN 7.1 Supporting the green transition (p. 135)	2.4.5 Our environmental footprint Table 4. GHG mitigation projects financed through carbon credits
E1-8 - Internal carbon pricing	Sustainability notes (p. 107)	SN 4. Our transition plan (p. 129)
E1-9 – Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	2. Our climate transition plan (p. 32)	2.3 Embedding ESG in risk management (p. 40)	2.3.4 Potential financial effects	Phase-in (partially). Response to requirements 66.a), 66.c) and 67.c).

ESRS E2, E3, E4, E5.	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities	2. Our climate transition plan (p. 32)	2.3 Embedding ESG in risk management (p. 40)	2.3.5 Our approach to nature and biodiversity

ESRS S1 - Own Workforce
Strategy	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 SBM 2 - Interests and views of stakeholders	1. Sustainability at Santander (p. 22)	1.2 Stakeholder engagement (p. 24)
Annual report 2024    213

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ESRS 2 SBM 3 - Material impacts, risks and opportunities and their interaction with strategy and business model	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.1 Our employees (p. 75) SN 3. Materiality assessment - Detailed methodology (p. 121)	3.1.1 Talent and skills development

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
S1-1 - Policies related to own workforce	3. Supporting employees, communities and customers (p. 75)	3.1 Our employees (p. 75)	3.1.1 Talent and skills development 3.1.2 Working conditions 3.1.3 Inclusive culture
S1-2 - Processes for engaging with own workforce and workers' representatives about impacts	1. Sustainability at Santander (p. 22) 3. Supporting employees, communities and customers (p. 75)	1.2 Stakeholder engagement (p. 24) 3.1 Our employees (p. 75)	3.1.2 Working conditions 3.1.4 Employee feedback and experience
S1-3 – Processes to remediate negative impacts and channels for own workers to raise concerns	3. Supporting employees, communities and customers (p. 75) 4. Business conduct (p. 100)	3.1 Our employees (p. 75) 4.3 Ethical channels (p. 104)	3.1.3 Inclusive culture 3.1.4 Employee feedback and experience 4.3.1 Canal abierto
S1-4 – Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	3. Supporting employees, communities and customers (p. 75)	3.1 Our employees (p. 75)	3.1.1 Talent and skills development 3.1.2 Working conditions 3.1.3 Inclusive culture 3.1.4 Employee feedback and experience

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	3. Supporting employees, communities and customers (p. 75)	3.1 Our employees (p. 75)	3.1.1 Talent and skills development 3.1.2 Working conditions 3.1.3 Inclusive culture
S1-6 – Characteristics of the undertaking’s employees	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.1 Our employees (p. 75) SN 7.3 Employees (p. 191)	3.1.1 Talent and skills development Table 7. Employees by region Table 8. Employees by gender Table 11. Employees by employment contract Table 14. Turnover by region
S1-8 – Collective bargaining coverage and social dialogue	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.1 Our employees (p. 75) SN 7.3 Employees (p. 191)	3.1.2 Working conditions Table 13. Collective bargaining coverage and social dialogue
S1-9 – Diversity metrics	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.1 Our employees (p. 75) SN 7.3 Employees (p. 191)	3.1.3 Inclusive culture Table 9. Employees by management group and gender Table 10. Employees by age bracket
S1-10 – Adequate wages	3. Supporting employees, communities and customers (p. 75)	3.1 Our employees (p. 75)	3.1.2 Working conditions
S1-11 – Social protection	3. Supporting employees, communities and customers (p. 75)	3.1 Our employees (p. 75)	3.1.2 Working conditions
Annual report 2024    214

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

S1-12– Persons with disabilities	3. Supporting employees, communities and customers (p. 75)	3.1 Our employees (p. 75)	3.1.3 Inclusive culture
S1-13 – Training and skills development metrics	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.1 Our employees (p. 75) SN 7.3 Employees (p. 191)	3.1.1 Talent and skills development Table 20. Training Table 21. Hours of training by gender and management group
S1-14 – Health and safety metrics	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.1 Our employees (p. 75) SN 7.3 Employees (p. 191)	3.1.2 Working conditions Table 22. Occupational health and safety	The Group relies on the phase-in established by the ESRS for specific information of non-Employees (ESRS S1, S1-14, para. 89).
S1-16 – Compensation metrics (pay gap and total compensation)	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.1 Our employees (p. 75) SN 7.3 Employees (p. 191)	3.1.2 Working conditions Table 16. Remuneration ratios
S1-17 – Incidents, complaints and severe human rights impacts	3. Supporting employees, communities and customers (p. 75) 4. Business conduct (p. 75)	3.1 Our employees (p. 75) 4.3 Ethical channels (p. 104)	3.1.3 Inclusive culture

ESRS S3 - Affected communities
Strategy	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 SBM-2 – Interests and views of stakeholders	1. Sustainability at Santander (p. 22)	1.2 Stakeholder engagement (p. 24)
ESRS 2 SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.2 Communities' sustainable development (p. 83) SN 3. Materiality assessment - Detailed methodology (p. 121)	3.2.1 Supporting the economic and social development of our communities	TBC: Definitions of types of affected communities

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
S3-1 – Policies related to affected communities	3. Supporting employees, communities and customers (p. 75)	3.2 Communities' sustainable development (p. 83)	3.2.2 Responsible investment and social finance 3.2.3 Environmental, social and climate change management 3.2.4 Community Support	Further details on governance and other policies related to affected communities: Section 1.4 Sustainability governance and NS 2 Sustainability governance
S3-2 – Processes for engaging with affected communities about impacts	1. Sustainability at Santander (p. 22) 3. Supporting employees, communities and customers (p. 75)	1.2 Stakeholder engagement (p. 24) 3.2 Communities' sustainable development (p. 83)	3.2.2 Responsible investment and social finance 3.2.3 Environmental, social and climate change management 3.2.4 Community Support
S3-3 – Processes to remediate negative impacts and channels for affected communities to raise concerns	3. Supporting employees, communities and customers (p. 75)	3.2 Communities' sustainable development (p. 83)	3.2.3 Environmental, social and climate change management
S3-4 – Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	3. Supporting employees, communities and customers (p. 75)	3.2 Communities' sustainable development (p. 83)	3.2.2 Responsible investment and social finance 3.2.3 Environmental, social and climate change management 3.2.4 Community Support

Annual report 2024    215

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
S3-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	3. Supporting employees, communities and customers (p. 75)	3.2 Communities' sustainable development (p. 83)	3.2.2 Responsible investment and social finance 3.2.3 Environmental, social and climate change management 3.2.4 Community Support

ESRS S4 - Consumers and end-users
Strategy	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 SBM-2 – Interests and views of stakeholders	1. Sustainability at Santander (p. 22)	1.2 Stakeholder engagement (p. 24)
ESRS 2 SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model	3. Supporting employees, communities and customers (p. 75) Sustainability notes (p. 107)	3.3 Our customers (p. 91) SN 3. Materiality assessment - Detailed methodology (p. 121)

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
S4-1 – Policies related to consumers and end-users	3. Supporting employees, communities and customers (p. 75)	3.3 Our customers (p. 91)	3.3.1 Conduct with customers 3.3.2 Financial inclusion and financial health 3.3.3 Privacy, data protection and cybersecurity	Further details on governance and other policies related to our clients: Section 1.4 Sustainability governance and NS 2 Sustainability governance
S4-2 – Processes for engaging with consumers and end-users about impacts	1. Sustainability at Santander (p. 22) 3. Supporting employees, communities and customers (p. 75)	1.2 Stakeholder engagement (p. 24) 3.3 Our customers (p. 91)	3.3.1 Conduct with customers 3.3.2 Financial inclusion and financial health 3.3.3 Privacy, data protection and cybersecurity
S4-3 – Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	3. Supporting employees, communities and customers (p. 75)	3.3 Our customers (p. 91)	3.3.1 Conduct with customers
S4-4 – Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	3. Supporting employees, communities and customers (p. 75)	3.3 Our customers (p. 91)	3.3.1 Conduct with customers 3.3.2 Financial inclusion and financial health 3.3.3 Privacy, data protection and cybersecurity

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
S4-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	3. Supporting employees, communities and customers (p. 75)	3.3 Our customers (p. 91)	3.3.1 Conduct with customers 3.3.2 Financial inclusion and financial health 3.3.3 Privacy, data protection and cybersecurity

ESRS G1 - Business Conduct
Governance	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 GOV-1 – The role of the administrative, supervisory and management bodies	1. Sustainability at Santander (p. 22) Sustainability notes (p. 107)	1.4. Sustainability governance (p. 29) SN 2. Sustainability governance (p. 117)

Annual report 2024    216

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 IRO-1 – Description of the processes to identify and assess material impacts, risks and opportunities	1. Sustainability at Santander (p. 22) Sustainability notes (p. 107)	1.3 Materiality assessment (p. 27) SN 3. Materiality assessment - Detailed methodology (p. 121)
G1-1– Corporate culture and Business conduct policies and corporate culture	4. Business Conduct (p. 100)	4.1 Corporate culture (p. 100) 4.2 Ethical Conduct (p. 101) 4.3 Ethical channels (p. 104)
G1-2 – Management of relationships with suppliers	4. Business Conduct (p. 100)	4.4 Our suppliers (p. 105)
G1-3 – Prevention and detection of corruption and bribery	4. Business Conduct (p. 100)	4.2 Ethical conduct (p. 101)	4.2.3 Financial Crime Compliance

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
G1-4 – Confirmed incidents of corruption or bribery	4. Business Conduct (p. 100)	4.2 Ethical conduct (p. 101)	4.2.3 Financial Crime Compliance
G1-6 – Payment practices	4. Business Conduct (p. 100)	4.4 Our suppliers (p. 105)
Annual report 2024    217

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 1 of 6
Annual report 2024    218

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 2 of 6

Annual report 2024    219

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 3 of 6

Annual report 2024    220

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 4 of 6

Annual report 2024    221

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 5 of 6

Annual report 2024    222

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 6 of 6
Annual report 2024    223

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

OTHER SUSTAINABILITY INFORMATION
1. Our progress in relation to UN (United Nations) Global Compact Principles
Santander has been a participant of the UN Global Compact since 2022. We express our support for and disclose our progress on compliance with the 10 Principles of the UN Global Compact on human rights, labour, the environment and anti-corruption through the Sustainability Statement included in this Annual Report.

Human rights
Principle 1
Businesses should support and respect the protection of internationally proclaimed human rights.

For more details, see sections 2.5.2. Governance & policies, 4.2.1. Conduct standards, and 4.4.1. Acting responsibly towards suppliers
We aim to act responsibly and broadly throughout our value chain by upholding the protection of human rights. We achieve this aim by focusing on our business conduct, internal regulations and governance, and other prevention, mitigation and remediation mechanisms.
Principle 2
Businesses should make sure that they are not complicit in human rights abuses.

For more details, see sections 1.4.2. Human rights due diligence, 3.2.3.i. Our ESCC policy, 4.2.3 Financial crime compliance, and 4.3.1. Canal Abierto
Human rights form part of our management and governance, based on process type. We follow responsible business and customer data protection practices and are making headway with embedding human rights in our supply chain management. We also assess the impact of transactions on human rights and adopt responsible practices with our employees.

Labour
Principle 3
Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.

For more details see section 3.1.2.i. Employee health and well-being
We recognize freedom of association and the right to collective bargaining for all employees. We look after our employees’ health and promote decent employment, a living wage and the preservation of freedom of association and collective bargaining.
Principle 4
Businesses should uphold the elimination of all forms of forced and compulsory labour.

For more details, see sections 3.2.3.i. Our ESCC policy, and 3.2.3.ii. Equator Principles
We follow the highest standards when running initiatives to combat forced labour, including analysis of environmental, social and climate change (ESCC) matters and applying the guidelines of the Equator Principles as well as analysing our suppliers.

Principle 5
Businesses should uphold the effective abolition of child labour.

For more details, see sections 3.2.3.i. Our ESCC policy, and 4.2.3. Financial crime compliance
We combat child labour by including environmental, social and climate change (ESCC) matters in our analysis, and applying the guidelines of the Equator Principles, as well as analysing our suppliers.
Principle 6
Businesses should uphold the elimination of discrimination in respect of employment and occupation.

For more details, see sections 3.1.3 Inclusive culture, 3.2.3.i. Our ESCC policy, and 4.2.1 Conduct standards.
We promote equal opportunity, diversity and non-discrimination, and an inclusive workplace. We are signatory to the UN Women’s empowerment Principles and Valuable 500 which help us to inform our activity in this area.
Annual report 2024    224

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Environment
Principle 7
Businesses should support a precautionary approach to environmental challenges.

For more details, see section 2.4 Aiming to align our activity with the Paris Agreement Goals
We tackle climate change through our ambition to be net zero by 2050.
Principle 8
Businesses should undertake initiatives to promote greater environmental responsibility.

For more details, see section 2.4 Aiming to align our activity with the Paris Agreement Goals
We help our customers transition to a low-carbon economy and reduce our carbon footprint.
Principle 9
Businesses should encourage the development and diffusion of environmentally friendly technologies.

For more details, see sections 2.2 Supporting our customers in the green transition, and 2.3 Embedding ESG in risk management
We're a global leader in renewable energy financing and energy efficiency initiatives and we offer opportunities in green transition technologies. We aim to consume 100% renewable electricity by 2025. We contribute to this goal by increasing self-supply

Anti-corruption
Principle 10
Businesses should work against corruption in all its forms, including extortion and bribery.

For more details, see sections 2.5.2. Governance & policies, 4.2.1 Conduct standards, and 4.3.1 Canal Abierto
We promote transparency, the fight against corruption and robust governance across our organization. We use reporting channels to raise any conduct contrary to tour policies and codes of conduct regulate our business and behaviour.
Annual report 2024    225

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2. Our contribution to United Nations Sustainability Development Goals
In line with our purpose to help people and companies thrive, we grow as a business while helping to address society's challenges
The SDGs on which our operations have the greatest impact

SDGs 1.2, 1.4, 1.5
We want to help reduce poverty, boost well-being and power economic growth wherever we operate. Our financial inclusion strategy and community support programmes empower millions of people every year.

SDGs 4.3, 4.4, 4.5, 4.6
We help people and businesses prosper through our education, employability and entrepreneurship free programmes, available at our platforms: Santander Open Academy, Santander X, Universia and Campus Digital.

SDGs 5.1, 5.5 We promote an inclusive workplace to have equal opportunity and diversity
For more details, see sections 3.3.2.i and 3.2.4.iii		For more details, see section 3.2.4.ii.		For more details, see section 3.1.3.i

SDGs 7.1, 7.2, 7.3
We're a global leader in renewable energy financing and a European leader in electric vehicle financing. We also finance initiatives on energy efficiency, sustainable mobility and cleaner transport solutions.

			SDGs 8.3, 8.4, 8.5, 8.6, 8.8, 8.10 As an employer and financier, we help people and businesses, and contribute to economic growth and job creation in the markets where we operate.		SDG 10.2 We help people access basic banking services like accounts and promote financial education to teach them the skills they need to manage their finances effectively
For more details, see sections 2.2 and 2.4.2.		For more details, see sections 2.3, 2.4.2, 3.3.2.i and 3.2.4.ii		For more details, see section 3.3.2.i

	SDGs 11.1, 11.4, 11.6 We finance sustainable infrastructure, real estate and mobility solutions and run community support initiatives to meet the basic needs of the communities we serve.		SDGs 12.2, 12.5, 12.6 We are committed to reducing our environmental footprint by implementing energy efficiency plans and cutting our consumption of paper, single-use plastics and other resources.		SDG 13.1 We tackle climate change by helping our customers transition to a sustainable economy and reducing our carbon footprint.
For more details, see sections 2.4.4, 2.5.1, 3.3.2.i, 3.2.2.i, and 3.2.4.iii		For more details, see sections 1.2, 2.2.5, and 4.4.1		For more details, see sections 2.1.1, and 2.3

SDGs 16.5, 16.6, 16.7
We promote transparency, the fight against corruption and robust governance across our organization. Our policies and codes of conduct regulate our business and behaviour and steer our objectives towards a more responsible banking system.

SDG 17 We participate in prominent local and international initiatives and working groups.
For more details, see sections 1.2, and 4.2.3		For more details, see section 1.2
Annual report 2024    226

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. Our progress in relation to the Principles for Responsible Banking UNEP FI

Principle 1 Alignment
Grupo Santander has integrated sustainability into its corporate strategy. Our sustainability strategy focuses on issues that are material to Santander, i.e. those that pose the biggest risks to, and create the best opportunity for, the bank; and where we can have the biggest impact.
For more details on our Strategy alignment and our business model, please see section 1.1 'Sustainability strategy' .

Principle 2 Impact & target setting
In 2024 we performed a double materiality assessment to identify the material impacts, risks and opportunities (IROs). As results we found five matters. For the impact estimation we used, among others, the UNEP FI tool.
For more details on the Impact analysis, please see section 1.3 'Materiality assessment'. For more details on the progress towards our objectives see, regarding climate, section 2.1.3 and, regarding employees, customers and communities sections 3.1., 3.2 and 3.3.

Principle 3 Clients & customers
Our Responsible Banking and Sustainability policy sets out the general principles, targets, objectives and strategy that should guide the Group's progress in sustainability. Two of our strategic pillars focus on supporting our customers in their transition to a low-carbon economy and being the trusted reference for our customers with a product and service offering tailored to their needs and supporting their inclusion.
For more details on how we support customers in their transition see section 2.2 Supporting our customers in their transition goals, while supporting customers in their financial inclusion can be found on section 3.3.2 Financial inclusion and financial health

Principle 4 Stakeholders
We proactively and continuously engage with our key stakeholders - customers, employees, investors, and NGOs - through various channels, mainly surveys. This helps us to understand their priorities and concerns. In addition, we also interact with other stakeholders such as our suppliers, rating agencies and supervisors and regulators, and engage and learn through initiatives on key issues on our agenda.
For more details see section 1.2. Stakeholder Engagement

Principle 5 Governance & culture
The Group's board of directors is responsible for approving the sustainability strategy. The board's responsible banking, sustainability and cultural committee oversees the development of the strategy and policies. At the executive level, the management meeting periodically reviews sustainability issues. Sustainability is also present in both short and long term remuneration schemes. There is mandatory sustainability training for employees, and other courses cover specific needs of some teams.
For more details see sections 1.4 Sustainability governance and 3.1.1 Talent and skills development

Principle 6 Transparency & accountability
Our sustainability report has been verified through a limited review by an independent third party. For more details on verification see section SN 12. 'Independent verification report'. Santander Group, based in Europe, is required to comply with the new sustainability disclosure directive and Spanish law 11/2018. Santander has also published a table of equivalences with the global sustainability standard, ISSB, and has provided information on how it complies with objectives such as the Global Compact.
For more details see sections 1.2. Stakeholder Engagement and Sustainability notes.
Annual report 2024    227

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4. GFANZ transition planning content index

	GFANZ recommendations	Reference in this report
Foundations	Objectives and priorities	2.1 Strategy
Implementation strategy	Products and services	2.2 Supporting our customers in their transition goals
	Activities and decision-making	1.4 Sustainability governance; SN 2. Sustainability governance 2.5.2 Governance & policies
	Policies and conditions	SN 2. Sustainability governance
Engagement strategy	Engagement with clients and portfolio companies	2.2 Supporting our customers in their transition goals; 3.2.3 Environmental, social and climate change management
	Engagement with industry	1.2. Stakeholder engagement; 2.5.1 Engagement strategy with other key stakeholders
	Engagement with government and public sector	1.2. Stakeholder engagement; 2.5.1 Engagement strategy with other key stakeholders
Metrics and Targets	Metrics and targets	2.4 Aiming to align our activity with the Paris Agreement Goals ; SN 4. Our transition plan; SN 7.1 Green transition
Governance	Roles, responsibilities, and remuneration	1.4 Sustainability governance; SN 2. Sustainability governance 2.5.2 Governance & policies;
	Skills and culture	2.5.2 Governance & policies; 3.1.1 Talents and skills development
Annual report 2024    228

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

5. Task Force on Climate related Financial Disclosure (TCFD) content index

		TCFD Recommendations	Reference in this Annual Report
Governance	a	Describe the board’s oversight of climate-related risks and opportunities.	1.4 Sustainability governance; SN 2. Sustainability governance
	b	Describe management’s role in assessing and managing climate-related risks and opportunities.	1.4 Sustainability governance; SN 2. Sustainability governance 2.5.2 Governance & policies; 2.3 Embedding ESG in risk management
Strategy	a	Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	2.1 Strategy; 2.3 Embedding ESG in risk management
	b	Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.
	c	Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.
Risk Management	a	Describe the organization’s processes for identifying and assessing climate-related risks.	2.3 Embedding ESG in risk management
	b	Describe the organization’s processes for managing climate-related risks.
	c	Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.
Metrics and Targets	a	Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	2.3 Embedding ESG in risk management; 2.4 Aiming to align our activity with the Paris Agreement Goals
	b	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	2.4.5 Our environmental footprint; SN 4. Our transition plan; SN 7.1 Green transition
	c	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	2.4.1 Alignment targets; SN 4. Our transition plan
Annual report 2024    229

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

6. Table of equivalence between CSRD and ISSB
This table reflects the equivalence of the ESRS standards with the sustainability-related disclosure standards of the International Sustainability Standards Board (ISSB). In the consolidated management report and, to a greater extent, the sustainability statement (as well as in the audit report and annual accounts), the Group includes information that is equivalent to the requirements under the SASB standards that apply to the financial sector (for more details, see the note under the table).

ESRS 2 - General disclosures	ISSB
Basis for preparation
BP-1 – General basis for preparation of sustainability	IFRS S2.10(d)
BP-2 – Disclosures in relation to specific circumstances
Governance
GOV-1 – The role of the administrative, management and supervisory bodies	IFRS S1.21(b) IFRS S2.6(a) IFRS S2.6(a)(i) IFRS S2.6(a)(ii) IFRS S2.6(a)(v) IFRS S2.6(b) IFRS S2.6(b)(i) IFRS S2.6(b)(ii)
GOV-2 – Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	IFRS S2.6(a)(iii) IFRS S2.6(a)(iv)
GOV-3 - Integration of sustainability-related performance in incentive schemes	IFRS S2.29(g)(i) IFRS S2.6(a)(v) IFRS S1.21(b)
GOV-4 - Statement on due diligence
GOV-5 - Risk management and internal controls over sustainability reporting
Strategy
SBM-1 – Strategy, business model and value chain
SBM-2 – Interests and views of stakeholders
SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model	IFRS S2.10(a) IFRS S2.10(c) IFRS S2.13(a) IFRS S2.13(b) IFRS S2.14(a)(i) IFRS S2.15(a) IFRS S2.15(b) IFRS S2.16(a) IFRS S2.16(b) IFRS S2.16(c)(i)–(ii) IFRS S2.16(d)
Disclosures on the materiality assessment process
IRO-1 - Description of the processes to identify and assess material impacts, risks and opportunities	IFRS S2.25(a)(i) IFRS S2.25(a)(iii) IFRS S2.25(a)(iv) IFRS S2.25(a)(v) IFRS S2.25(a)(vi) IFRS S2.25(b) IFRS S2.25(c)
IRO-2 - Disclosure requirements in ESRS covered by the undertaking’s sustainability statement
ESRS E1 - Climate change
Governance
ESRS 2 GOV-3 Integration of sustainability related performance in incentive schemes	IFRS S2.29(g)(i) IFRS S2.29(g)(ii) IFRS S2.6(a)(v) IFRS S1.21(b)
Strategy
E1-1 – Transition plan for climate change mitigation	IFRS S2.14(a)(iv) IFRS S2.14(c) IFRS S2.29(e)
ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with S&BM
Annual report 2024    230

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Impact, risk and opportunity management
ESRS 2 IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities
IFRS S1.23
IFRS S1.B42(c)
IFRS S2.22(b)(i)(1)
IFRS S2.22(b)(i)(2)
IFRS S2.22(b)(i)(3)
IFRS S2.22(b)(i)(4)
IFRS S2.22(b)(i)(5)
IFRS S2.22(b)(i)(6)
IFRS S2.22(b)(ii)
IFRS S2.25(a)
IFRS S2.25(a)(ii)
IFRS S2.10(d)
IFRS S2.25(b)

E1-2 – Policies related to climate change mitigation and adaptation

E1-3 – Actions and resources in relation to climate change policies	IFRS S2.14(a)(ii) IFRS S2.14(a)(iii) IFRS S2.14(a)(v) IFRS S2.14(b)

Metrics and targets
E1-4 – Targets related to climate change mitigation and adaptation	IFRS S2.33 IFRS S2.33(b) IFRS S2.33(d) IFRS S2.33(e) IFRS S2.33(g) IFRS S2.33(h) IFRS S2.34(a) IFRS S2.36(a) IFRS S2.36(b) IFRS S2.36(d)
E1-5 – Energy consumption and mix
E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions
IFRS S2.29(a)(i)(1–2)
IFRS S2.29(a)(i)(3)
IFRS S2.B38–B57
IFRS S2.29(a)(ii)
IFRS S2.29(a)(iii)(1–3)
IFRS S2.29(a)(iv)
IFRS S2.29(a)(v)
IFRS S2.B30
IFRS S2.B31
IFRS S2.29(a)(vi)(1)
IFRS S2.B32
IFRS S2.29(a)(vi)(2)
IFRS S2.B19
IFRS S2.B34
IFRS S2.B56(a)
IFRS S2.B56(b)

E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	IFRS S2.36(e)(i) IFRS S2.36(e)(ii) IFRS S2.36(e)(iii) IFRS S2.36(e)(iv)
E1-8 – Internal carbon pricing	IFRS S2.29(f)
E1-9 – Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	IFRS S2.17 IFRS S2.22(a)(iii)(1–3) IFRS S2.25(b) IFRS S2.29(b) IFRS S2.29(c) IFRS S2.29(d) IFRS S2.31 IFRS S2.B65(e) IFRS S1.21(b)
In the consolidated management report and, to a greater extent, the sustainability statement (as well as in the audit report and annual accounts), the Group includes information that is equivalent to the requirements under the SASB standards that apply to the financial sector, mainly in relation to 'commercial banking (FN-CB)', but also in relation to other sub-industries such as: 'Asset management and custody activities (FN-AC)', 'consumer finance (FN-CF)', and 'investment banking and intermediation (FN-IB)'. Specifically, the information disclosed by the Group in these reports allows us to respond, to a greater or lesser extent, to the following SASB metrics: FN-CB-230a.1 (y FN-CF-230a.1), FN-CB--230a.2, FN-CF-230a.3, FN-CB-240a.1, FN-CB-240a.2, FN-CB-240a.3, FN-CB-240a.4, FN-CB-410a.1, FN-CB-410a.2 (y FN-IB-410a.2), FN-IB-410a.3, FN-CB-510a.1 (y FN-AC-510a.1 y FN-IB-510a.1), FN-CB-510a.2 (y FN-AC-510a.2 y FN-IB-510a.2), FN-CB-550a.2 (y FN-IB-550a.2), FN-AC-330a.1 (y FN-IB-330a.1), FN-CB-000.A, FN-CB-000.B.
Annual report 2024    231

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

CORPORATE GOVERNANCE
Annual report 2024    232

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Clear and robust corporate governance to ensure a long-term, sustainable business model

Our governance bodies
Annual general meeting	Active involvement of our shareholders in the general meeting

Board of directors	Responsible for setting the strategy and overseeing its execution and the management of the Group.

Board committees	Solid committee structure to support the board

Broad and balanced shareholder base Share capital distribution by geography[1]
Aligned with high corporate governance standards
Banco Santander has the highest score in the Spanish Association for Standardisation and Certification's (AENOR) Good Corporate Governance Index (GCGI V2.0), which verifies aspects such as composition and functioning of the board and its committees, shareholders' general meeting, remuneration policy, compliance and transparency.

1. Figures as at 31 December 2024.
Annual report 2024    233

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Annual report 2024    234

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. 2024 OVERVIEW
Statement from Glenn Hutchins, Lead Independent Director

Glenn Hutchins, Vice Chair and Lead Independent Director

"In 2024, the board remained committed to increasing shareholder value by delivering strong, sustainable results in line with our Investor Day targets. We believe that board oversight is critical in aligning the interests of our shareholders –and other stakeholders– with the strategies of our enterprise and driving success. This corporate governance report sets out how the board and its committees work to ensure that the Group continues to deliver shareholder value with prudence and careful risk management.
Notably, we made important progress over the year in our technology transformation agenda and in our shift to five global businesses, enabling us to serve our customers better, gain operating efficiencies and clarify external reporting. We also removed the regional layer of management, facilitating fast decision-making, clear accountability and enhanced agility. We further held several meetings in session with our Executive Chair and with our CEO in order to assist in their work and evaluate their progress.
Every year the board visits one of our key markets to get an on-the-ground perspective of the businesses, opportunities and challenges faced locally. In November 2024, we travelled to Brazil in recognition of the strategic importance of that geography for the Group, meeting with key staff, important clients and external stakeholders. During the year, we also held two sessions with high potential younger executives to evaluate the quality of our internal talent pipeline. We welcomed the opportunity to engage with so many of our valued colleagues and clients around the world and will continue to do this in the future.
Critical to created shareholder value is our capacity to attract, develop and retain the best talent world-wide to support our transformation. We compete in a global market for skills not just with the world’s largest financial institutions but also with large-scale technology companies. Our ability to offer market-based compensation for our top talent is vital to our capacity to compete and succeed. During the year, we met with our largest shareholders and their proxy advisers to explain our compensation philosophy and to gather feedback. The remuneration committee, which I chair, discussed the lessons from this consultation and made related changes during the year (see section 6. ‘Remuneration’ ).
As part of our ambition to be a technology-first company, we will be holding an entirely virtual Annual General Meeting (AGM) in 2025 supported by advanced technology to improve interaction with our shareholders. During 2024, I conducted an extensive engagement with shareholders on this topic to understand their expectations and to inform the design of our virtual AGM. We are confident that this approach, which positions us as a digital-first and sustainable company, will ensure equal access for all shareholders worldwide (see more details in 'Virtual AGM' in section 3.5).
Leveraging the diverse skills, experience and strengths of our board members, we implemented on a number of committee changes throughout the year. We also strengthened the board with the addition of Carlos Barrabés and Antonio Weiss. The impact and benefit of these changes was evidenced in the results of the internal board effectiveness review conducted in 2024, the details of which can be found in ‘Board effectiveness review in 2024’, in section 4.3.
Looking forward, we will sharpen our focus on increasing shareholder value through the transformation of Santander into a technology-defined enterprise offering high quality products, providing world-class customer service and managing costs efficiently world-wide – while remaining true to our purpose and corporate culture".
Annual report 2024    235

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1.1 Board skills and diversity
Appointments in 2024
In 2024 board composition has remained commensurate with the required skills, experience and diversity required to oversee and drive the Group's strategy, reinforced by our board refreshment activity in the year.
Two thirds of our board members are independent directors and 40% are women. This meets the 40% minimum requirement for the less represented gender at the board set out in the Organic Law on Equal Representation and Balanced Presence of Women and Men, that will be required from June 2026.
At the annual general shareholders' meeting held on 22 March 2024 (2024 AGM) it was agreed to appoint Carlos Barrabés and Antonio Weiss who both joined the board once they obtained their corresponding regulatory approvals, filling the vacancies left by Bruce Carnegie-Brown and Ramiro Mato, respectively. These changes have continued to reinforce the board's financial, technological and digital expertise and its geographical diversity, with a key focus on US, which is one of our core markets.
Changes to the committees
Changes to the committees that the board agreed to in 2024 were partly driven by the departures of Bruce Carnegie-Brown and Ramiro Mato from the board, and the need to rotate the audit committee chair after the four-year legal term has elapsed, in line with applicable legal provisions. The board also considered other factors including the distribution of work amongst its members as well as ensuring an optimised mix of skills and experience. In addition, it has also considered the importance of observing best practice committee composition disciplines as well as alignment with regulatory guidance, therefore ensuring their ongoing effectiveness.
Changes can be summarised as follows:
•Executive committee: Ramiro Mato stepped down on 27 June 2024.
•Audit committee: Germán de la Fuente was appointed Chair on 23 March 2024 replacing Pamela Walkden, who remained as a member. Ramiro Mato stepped down on 27 June 2024.
•Nomination committee: Belén Romana, who joined the committee on 1 January 2024, was appointed committee Chair on 23 March 2024, succeeding Bruce Carnegie-Brown. Carlos Barrabés joined with effect from 27 June 2024.
•Remuneration committee: Bruce Carnegie-Brown stepped down on 22 March 2024. Antonio Weiss was appointed to the committee on 1 January 2025.
•Risk supervision, regulation and compliance committee: Pamela Walkden was appointed Chair on 23 March 2024, replacing Belén Romana, who remained as a member. Ramiro Mato stepped down on 27 June 2024 and José Antonio Álvarez became a member on 1 January 2025.
•Responsible banking, sustainability and culture committee: Sol Daurella assumed the chairship on 23 July 2024. Both Pamela Walkden and Carlos Barrabés were appointed to the committee on 23 March 2024 and 27 June 2024, respectively, replacing Belén Romana and Ramiro Mato, who stepped down on those same dates, respectively.
•Innovation and technology committee: Glenn Hutchins was appointed committee Chair on 23 March 2024, replacing Ana Botín, who remained as a member. Carlos Barrabés joined with effect from 27 June 2024.
1.2 Board effectiveness
Board effectiveness review and actions to continuously improve
Corporate governance is a priority for Santander. Our governance model has consistently received strong support from shareholders, as evidenced by their high participation in general meetings and strong approval rates for corporate management, the appointment and re-election of directors. Governance practices need to adapt to business and strategic needs, so we continuously look for opportunities for improvement.
The annual board effectiveness review, in which we periodically enlist the help of external independent advisors, is key to our commitment to good governance and allows us to verify the quality and effectiveness of the functioning of our governance bodies. It also ensures that the board is able to support management appropriately and to oversee it through constructive challenge. During 2024, the nomination committee monitored execution of the action plan derived from the 2023 board effectiveness review, which was conducted in cooperation with Spencer Stuart as external independent firm and successfully completed in June 2024.
In 2024, the board conducted its annual effectiveness review internally. The areas for improvement were reviewed by the nomination committee and the board of directors and the resultant action plan was approved in January 2025. See 'Board effectiveness review in 2024' in section 4.3.
Group and subsidiary board relations
The ongoing strength of the ties between the Group's and its subsidiaries' boards of directors is key to effective oversight of policies, controls and corporate culture. The challenges of the current macroeconomic landscape evidence the need for effective cross-border cooperation within the Group, which our proven Group Subsidiary Governance Model (GSGM) facilitates.
The strength of our governance model is maintained through a number of coordination mechanisms that are in place between the Group and subsidiaries, as follows:
Group nominated directors
A number of Group directors and top managers are also members of the boards of our subsidiaries, which facilitates the management bodies' coordination and the strategic alignment of the local boards. See section 7. 'Group structure and internal governance'.
Annual report 2024    236

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Group and subsidiary committee relations
In 2024, the audit committee and risk supervision, regulation and compliance committee Chairs attended subsidiary committee meetings. In turn, they invited their local counterparts to join the respective Banco Santander committee meetings throughout the year. This helped to enhance communication and the sharing of topics of common interest and best practices between the Group and its subsidiaries.
The Chairs of the Group audit committee and risk supervision, regulation and compliance committee also organised several virtual meetings with their local counterparts, which enriched the communication among them and allowed them to share priorities and common matters of interest. Therefore, this practice will continue going forward.
Finally, in 2024 we also held an audit committee Chairs convention at our headquarters in Boadilla del Monte. The aim was to foster further collaboration between the Group and its subsidiaries, raise awareness about global initiatives and expectations, collectively discuss topical issues and encourage networking. As in previous occasions, the event was both successful and productive, with universal positive feedback received from participants.
Coordinated induction and training plans
We continued to share our training, induction and development methodology and associated content with the subsidiaries to promote best practices and drive a consistent approach on a group-wide basis. In 2024 we scheduled training sessions for subsidiary board members with local directors covering the consolidation of all our activities across our footprint under five global businesses. See 'Director training and induction programmes' in section 4.3.
Group and subsidiary board visits
Every year at least one board session is held in one of the Group's key geographies. As part of these visits, directors meet top management in the unit in order to better understand the country business. In 2024, the board of directors met in São Paulo, Brazil, where we also organised branch visits and meetings with senior management and clients. In addition, directors met with top talent in the region as part of our proactive approach to talent management.
Furthermore, subsidiary boards are encouraged to hold their board meetings at our corporate centre in Boadilla del Monte, Madrid, or in Santander, Cantabria, to foster further collaboration and engagement with the corporate teams. In 2024, the boards of Santander Bank Polska, Santander UK and Santander Brazil held specific meetings at our corporate centre, while Santander Mexico held a board meeting in Santander, Cantabria. The above mentioned practices will continue in 2025 and beyond.
1.3 Remuneration policy
Santander's remuneration policy has traditionally received strong support from our investors. At our 2024 AGM, shareholders approved the policy with 74.82% votes in favour. As this percentage is lower than in other years, our board of directors engaged with our top shareholders and with major proxy advisory firms to ensure that our remuneration policy continues to align with their expectations. Meetings were led by Glenn Hutchins, our Lead Independent Director and remuneration committee Chair.
Following careful consideration by our remuneration committee and the board of directors of the feedback received, the remuneration policy for 2025, 2026 and 2027 includes the following changes compared to the existing one:
•increase in the component paid in instruments from 50% to 60%;
•raise of the minimum long-term metric on relative TSR threshold for vesting from percentile 40 to percentile 50;
•increase of the weight of the long-term metric on relative TSR from 40% to 50%; and
•enhancement of the weight of the part of the remuneration that is subject to long-term metrics from 36% to 40%.
In addition, we provide further detail on the committee's process for setting and reviewing the remuneration policy, providing additional information on how we set executive remuneration and how pay aligns with performance, including our peers selection criteria for this analysis. Banco Santander conducts a rigorous process that includes an annual review of comparable market information to make sure that our remuneration remains competitive.
We believe these adjustments bolster the alignment of our management and shareholders’ interests. For more details, see section 6. 'Remuneration'.
1.4 Engagement with our shareholders
In 2024 we continued to combine traditional and virtual channels in shareholder engagement, which enabled us to meet the needs of our approximately 3.5 million shareholders, and encourage their involvement in our corporate governance. For more details, see 'Engagement with shareholders in 2024' in section 3.1.
At the 2024 AGM, we once again gave our shareholders, spread around the world, the option to attend in person or remotely. This flexibility enables them to participate without needing to travel. The high shareholder participation through remote means at general meetings shows our shareholders’ satisfaction with this option and has been considered by the board of directors, among other reasons, in its decision to convene the annual general meeting in virtual format (see 'Virtual AGM' in Section 3.5).
We are firmly committed to reporting information of the highest quality to align our interests with those of our shareholders through sustainable growth and long-term value creation. Against this backdrop, the sustainability information we disclose for 2024 considers the new European Sustainability Reporting Standards (ESRS) adopted by the European Commission and the International Sustainability Standards Board's (ISSB) global sustainability disclosure standards, which will enable our shareholders to compare this information more easily within the EU and globally while complying with the disclosure obligations under Spanish law (until the implementation of EU legislation takes place). For more details, see the 'Sustainability statement' chapter.
Annual report 2024    237

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1.5 Achievement of our 2024 priorities
The 2023 annual report disclosed our priorities for 2024. The following chart describes how we delivered on each priority.

2024 priorities	How we delivered
Transformation
To oversee the execution of agreed plans to build a digital bank with branches with a single platform, optimizing the product portfolio and enhancing the customer experience, simplifying processes and implementing the new operating model.

The board continued to oversee our operating model, so called One Santander, which completely captures the value and potential of our scale and network effects, simplifying our structure and decision making and eliminating legacies. The board confirmed the positive progress made by global businesses and corporate functions working in partnership as one team.
The board also kept monitoring our transformation journey based on three strategic pillars, to better serve our customers, improve efficiency, and drive value creation:
•Simplification of product portfolio and customer experience to enlarge our customer base: a key focus was placed on improving digital onboarding (including associated onboarding time reduction) across the Group, on the significant simplification of our product portfolio, and on reducing operating costs and associated complexity.
•Automation and simplification of processes: we remain focused on making the business more efficient by undertaking specific Group-wide automation and digitalization of processes initiatives.
•Deployment of best-in-class global tech platform and associated commonality across our footprint: the board monitored specific initiatives launched throughout 2024 together with the implementation of our own common tech global platforms. As part of that, we are evolving into an organization where the software is the product, by developing successful 'banking as a service' initiatives, such as Openbank, Zinia, Getnet, PagoNxt Payments, and Ebury.

Five global businesses
To oversee the consolidation of our activities across all markets under five global businesses and the change of reporting of financial results aligned to this model, with the support of the audit committee.

One key strategic initiative announced in 2023 was to consolidate all activities across our footprint under five global businesses. During 2024, the board monitored the execution of this strategy to ensure that it accomplishes the intended outcomes, including customer benefits and operating efficiencies. In addition, the board oversaw, with the assistance of the audit committee, the change of reporting of financial results to global businesses as primary segments, to better align the information with the manner we manage the Group.
The board considers that the consolidation under five global businesses was well executed, which enables the Group to enter into the next phase of its transformation journey. This phase is marked by a renewed focus on streamlining our structure to achieve greater agility and increasing our profitability through accelerating the roll out of our global business platforms and products.
The consolidation under five global businesses represented a foundational step toward becoming a truly global, digital-first financial institution. These units enable us to deliver innovative solutions tailored to customer needs, leverage efficiencies at scale, and drive significant value creation across geographies, thanks to the network effects of being One Santander.
To help us achieve this next level of transformation, the board agreed to remove the regional layer of management in January 2025. This simplification ensures that our global businesses operate directly across all countries, enabling faster decision-making, clear accountability, and enhanced agility.

People
Continue to enhance our employee value proposition, ensuring that they are aligned with our corporate culture and that we are focused on attracting and retaining the best talent to fulfil our strategy.

The board holds the belief that having the right talent and skills in place and attracting and engaging the best talent with a best-in-class employee value proposition, will enable our transformation. As a result, senior management succession planning remained high on the board's agenda in 2024.
Furthermore, the board monitored that the employee is always placed at the centre of all we do, promoting an inclusive culture, as well as health and wellbeing initiatives. In addition, the board placed a key focus on the merits of listening to employees so the Group can continuously improve in this regard.
The board also approved specific organizational changes and associated appointments, with the aim of having a more dynamic and efficient organization, being well placed to face the challenges ahead with a positive impact on society, utilizing new ways of working to drive value, and reflecting the Group strategy and culture in our relation with clients, supervisors and other stakeholders.

Annual report 2024    238

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2024 priorities	How we delivered
Progressing in our sustainability targets
To oversee the fulfilment of our sustainability targets to ensure that we remain on track to fulfil our plans in this area and accelerate finance to help our customers in their transition to a low carbon economy. In addition, we will continue taking care of the sustainability agenda, including our objectives on financial inclusion and customer welfare.

We continued to progress on our sustainability targets. In particular:
•We hit our target of EUR 120 billion in green finance raised or facilitated between 2019 and 2025 in advance (with more than EUR 129 billion in total as from 2019).
•We have financially included 2.6 million people and we have supported microentrepreneurs through programs like Prospera, Tuiio and Surgir.
•We invested EUR 103.8 million to support education, employability and entrepreneurship through Santander Universidades (EUR 208.9 million as from 2023).
•We have progressed towards equality, achieving a greater representation of women in senior positions, from 22.7% in 2019 to 31.2% in 2024.
•We accomplished the equal pay gap target for 2025 (~0%) in advance. We continued to supervise the measures in place to eliminate the pay gap.
•We closed 2024 with 4,828 persons with disabilities employed within the Group (over 2.3% of our global workforce), in line with our commitment to boost the inclusion of people with disabilities by increasing the number of hires and promotions and foster accessibility.
•We continued to supervise the execution our community support programmes, in line with our aim to improve people's access to education and culture and support their well-being. In 2024, we monitored our response to the effects of the flash flood in eastern Spain. We took immediate action to help our people and customers, including fee waivers, the proactive communication to provide financial support to affected customers and employees, payment holidays on loans and leasing, replacement of vehicles for affected customers, among other measures.
See the 'Sustainability statement' chapter for additional details.

Long-term shareholder value
To promote the generation of long-term and sustainable shareholder value creation through consistent returns growth while maintaining our capital management discipline. This will ensure strong shareholder remuneration and the resources required to deliver our strategic transformation.

In 2024, we continued to deliver a strong performance in terms of shareholder value creation, as outlined at the 2023 Investor Day. As part of that, the board continued to drive our potential through leveraging our unique business model based on the customer (building a digital bank with branches), scale (global and in-market scale) and diversification (business, geography and balance sheet) as follows:
•Revenue and customer growth: revenue increased 10% in constant euros (8% in current euros) up to EUR 62,211 million and with customer numbers climbed eight million to 173 million (vs. 165 million customers in 2023).
•Strength: CET1 above12%, closing the year at 12.8% (vs. 12.3% in 2023), where we have maintained a disciplined capital allocation methodology and prudent risk management.
•Profitability: RoTE between 15-17%, closing the year with a 16.3% RoTE (vs. 15.1% in 2023).
•Cost discipline: the efficiency ratio improved in 2024 to 41.8% (vs. 44.1% in 2023), in line with the target of c.42%.
•Conservative risk appetite: the Group cost of risk was 1.15% at the end of 2024 (vs. 1.18%).
•Shareholder remuneration: the remuneration paid to shareholders in 2024 was 34% higher than in 2023. We paid out approximately EUR 3,000 million in a cash dividend (EUR 19.50 cents per share with the right to receive a dividend, of which we paid out EUR 9.50 cents per share in May and EUR 10.00 cents per share in November), which is a 39% increase on the cash dividend paid out in 2023. Moreover, we also paid out approximately EUR 3,000 million through share buyback programmes.

Annual report 2024    239

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2024 priorities	How we delivered
Governance effectiveness
To remain focused on the overall effectiveness and composition of the board and its committees, ensuring that their role is discharged in the most tangible and effective manner.
In 2024, we continued to refresh the board of directors ensuring diversity in its broadest sense (gender, backgrounds, geographical provenance, new skills and experience) to ensure that we are well placed to address the challenges faced in our business and taking into account feedback from previous board effectiveness reviews.
The board holistically analysed committee composition and agreed on specific changes, partly driven by the departures of Bruce Carnegie-Brown and Ramiro Mato from the board, and the need to rotate off the audit committee chair in line with applicable provisions. The agreed changes took into consideration best practice committee composition disciplines, regulatory guidance, appropriate workload distribution amongst members and optimised mix of skills and experience on each committee, among other factors. See 'Changes to the committees' in section 1.1.
In 2024, the nomination committee monitored execution of the action plan derived from the 2023 board effectiveness review, which was conducted with the collaboration of an external independent firm, which was successfully completed in June 2024. In addition, the board conducted its annual effectiveness review in 2024 internally. The findings of the review concluded that the board and its committees continue to operate effectively and that the board's contribution is highly valuable for management. See 'Board effectiveness review in 2024' in section 4.3.

1.6 Priorities for 2025
The board set the following priorities for 2025:
→Transformation
We will oversee the implementation of our operating model, ensuring that we operate as a truly global-local organization with five global businesses, simplifying processes, reducing costs and improving customer experience by further optimizing our product portfolio.
→People
We will remain focused on attracting and retaining the best talent to fulfil our strategy now and in the future. We will maintain our proactive approach to senior management succession planning, based on the Group's strategic needs.
→Culture
We will continue to monitor the embeddedness of agile methodologies and more flexible organizational structures across the Group to promote a more collaborative and multidisciplinary way of working that results in a greater customer focus.
→Progressing in our sustainability goals
We will oversee the fulfilment of our sustainability goals striking a balance between financing our customers in their transition to a low carbon economy and the different political and regulatory approaches. In addition, we will continue taking care of the sustainability agenda, in line with our aim to help people and businesses prosper.
→Long-term shareholder value
The board will promote the generation of long-term and sustainable shareholder value creation through consistent returns growth while maintaining our robust capital management discipline. This will ensure strong shareholder remuneration and the resources required to deliver our strategy.
→Governance effectiveness
We will continue to enhance the overall effectiveness of the board and its committees, with an appropriate composition and ensuring that their role is discharged in the most tangible and effective manner.
Annual report 2024    240

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
As at 31 December 2024, Banco Santander's share capital amounted to EUR 7,576,246,161, divided into 15,152,492,322 shares.
In 2024, we amended our share capital three times, reducing it on each occasion:
•Two through the cancellation of the shares repurchased under the buyback programmes that formed part of the shareholder remuneration policy for 2023:
•one by EUR 179,283,744 (c. 2.22% of share capital), under the authorization of the 2023 AGM and registered with the Commercial Registry on 5 February 2024; and
•another one by EUR 165,652,500 (c. 2.09% of share capital), in the terms agreed at the 2024 AGM and registered with the Commercial Registry on 1 July 2024.
•One through the cancellation of the shares repurchased under the first buyback programme that formed part of the shareholder remuneration policy for 2024 (First 2024 Buyback Programme), by EUR 170,890,625 (c. 2.21% of share capital), under the authorization of the 2024 AGM and registered with the Companies Register on 20 December 2024.
Since November 2021, when we completed the first buyback programme of those executed within the framework of the shareholder remuneration policy, Banco Santander has reduced its share capital by c.12.62% of the outstanding shares as of that date.
At the 2025 AGM, the board of directors submitted a share capital reduction proposal to cancel the shares that will be acquired through the second share buyback programme charged against 2024 results (Second 2024 Buyback Programme); as well as, if appropriate, a further proposal to cancel the shares that are acquired in any new buyback programme that the board may implement or by other legally permitted means.
See sections 2.5 'Treasury shares' and 3.5 'Our next AGM in 2025'.
We have a diversified and balanced shareholder structure, with 3,485,134 shareholders as at 31 December 2024, broken down by type, geographical provenance and number of shares as follows:

Type of investor
% of share capital
BoardA	1.29%
Institutional	58.70%
Retail	40.01%
Total	100%
A. Shares owned or represented by directors. For more details, see 'Tenure and equity ownership' in section 4.2 and subsection A.3 in section 9.2 'Statistical information on corporate governance required by CNMV'.

Geographic distribution
% of share capital
Europe	72.73%
The Americas	25.72%
Rest of the world	1.55%
Total	100%

Number of shares
% of share capital
1-3,000	8.82%
3,001-30,000	16.92%
30,001-400,000	11.56%
Over 400,000	62.70%
Total	100%
2.2 Authority to increase capital
Under Spanish law, shareholders at the general meeting have the authority to increase the share capital and may delegate power to the board of directors to increase the share capital by no more than 50%. Our Bylaws are consistent with Spanish law and do not set out special conditions for share capital increases.
Annual report 2024    241

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

As at 31 December 2024, our board of directors had received authorization from shareholders to approve or carry out the following capital increases:
•Authorized capital to 2027: Shareholders at the 2024 AGM granted authorization to the board to increase share capital on one or more occasions by up to EUR 3,956,394,643 (50% of the capital at the time of that AGM). The board was granted this authorization for a period of three years (until 22 March 2027).
The board can issue shares for cash consideration with or without pre-emptive rights for shareholders, and for capital increases to back any convertible bonds or securities issued under its authority granted at the 2023 AGM.
Shares without pre-emptive rights under this authorization can be issued up to EUR 791,278,928.50 (10% of the capital at the time of the 2024 AGM). However, under the Spanish Companies Act, this limit does not apply to capital increases to convert CCPS (which shall be converted into newly-issued shares if the CET1 ratio falls below a predetermined threshold). This authorization was used for the two CCPS issues carried out in 2024.
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
The chart below shows the outstanding CCPS at the time of this report, with details about the capital increase resolutions that back them. Those capital increases are, therefore, contingent and have been delegated to the board of directors. The board is authorized to issue additional CCPS and other convertible securities and instruments in accordance with a resolution passed at the 2023 AGM that allows convertible instruments and securities to be issued for up to EUR 10 billion or an equivalent amount in another currency (under this authorization, two CCPS issues were executed in 2023 and two in 2024). Any capital increase resulting from the conversion of shares and other convertible instruments will occur according to the capital increase authorization made at the time those instruments were issued.

Issues of contingent convertible preferred securities (CCPS)
Date of issuance	Nominal amount	Discretionary remuneration per annum	Conversion predetermined threshold	Maximum number of shares in case of conversionA
19/03/2018	EUR 1,500 million	4.75% for the first 7 years	If, at any time, the CET1 ratio of Banco Santander or the Group is lower than 5.125%	416,666,666
14/01/2020	EUR 1,500 million	4.375% for the first 6 years		604,594,921
06/05/2021	USD 1,000 million	4.75% for the first 6 years		391,389,432
06/05/2021	EUR 750 million	4.125% for the first 7 years		352,278,064
21/09/2021	EUR 1,000 million	3.625% for the first 8 years		498,007,968
16/11/2023	USD 1,150 million	9.625% for the first 5 years and 6 months		447,470,817
16/11/2023	USD 1,350 million	9.625% for the first 10 years		525,291,828
20/05/2024	EUR 1,500 million	7% for the first 6 years		501,672,240
01/08/2024	USD 1,500 million	8% for the first 10 years		461,964,890
A. The figure corresponds to the maximum number of shares that could be required to cover the conversion of these CCPS, calculated as the quotient (rounded off by default) of the nominal amount of the CCPS issue divided by the minimum conversion price determined for each CCPS (subject to any antidilution adjustments and the resulting conversion ratio).
2.3 Significant shareholders
As at 31 December 2024, no Banco Santander shareholder individually held over 3% of the voting rights (the minimum threshold provided under Spanish law to issue a mandatory notification of a significant holding in a listed company).
Though the following shareholding held by an asset manager was registered with the CNMV as at 31 December 2024, its related notification states that the shares and financial instruments to which voting rights the notification refers are being held on behalf of third parties (funds or other investment entities or the portfolios they manage) and that none of them exceeds 3% of the voting rights that Banco Santander shares afford.

Significant shareholding as at 31 December 2024
Date of entry in CNMV register	Shareholder name	% voting rightsA
04/10/2024	BlackRock Inc	6.875
A. Includes voting rights attached to shares and financial instruments.
The changes notified to the CNMV in 2024 with regard to significant shareholdings are detailed below:

Significant shareholding. Changes in 2024
Date of entry in CNMV register	Shareholder name	Previous %A	Subsequent %A
18/06/2024	Dodge & Cox	3.038	2.937
04/10/2024	Blackrock Inc	5.426	6.875
A. Includes voting rights attached to shares and financial instruments.
Likewise, though as at 31 December 2024 certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (15.26%), The Bank of New York Mellon Corporation (7.16%), Chase Nominees Limited (6.01%), Citibank (3.99%) and BNP Paribas (3.36%).

Annual report 2024    242

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

There may be some overlap in the holdings declared by these custodians and the above mentioned asset manager.
Lastly, as at 31 December 2024, neither our shareholder register nor the CNMV's register showed any investor residing in a non-cooperative jurisdiction holding at least 1% of our voting rights (which is the mandatory disclosure threshold applicable to such investors under Spanish law).
Our Bylaws and the Rules and regulations of the board of directors set out a regime to analyse and approve transactions with shareholders holding more than 10% of the voting rights. See section 4.12 'Related-party transactions and other conflicts of interest'.
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
As at 31 December 2024, the parties to this agreement held 109,810,101 shares in Banco Santander (0.72% of its capital at such time), which were therefore subject to the voting syndicate. They include 80,355,819 shares (0.53% of its capital by close of 2024) that are also subject to the referred transfer restrictions.
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
•The purpose of the acquisition of treasury shares will be discretionary treasury share management, the execution of share buyback programmes, the delivery of these shares under the framework of the employee and director remuneration policy or any other purpose that the board deems pertinent at any given time.
Treasury shares policy
On 26 February 2024, the board updated the current treasury shares policy which dictates that Banco Santander may carry out treasury share transactions for these purposes:
•Provide liquidity or supply of securities in the market for Banco Santander shares, which gives this market depth and minimizes any potential temporary imbalances in supply and demand.
•Take advantage, for the benefit of all shareholders, of weakness in the share price due to its medium-term outlook.
•Meet Grupo Santander's obligations to deliver shares to our employees and directors.
•Serve any other purpose authorized by the board within the legal limits and those set at the general meeting. In this regard, Banco Santander made during the year the donations to Fundación Banco Santander indicated below in the context of its Responsible Banking and Sustainability Policy.
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
Annual report 2024    243

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Venues. Trades must generally be carried out in regulated markets and in the multilateral trading facilities stipulated in the policy, which has been amended by adding three multilateral trading facilities where Banco Santander’s shares circulate.
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
Execution of the buyback programmes charged against 2023 results
According to the 2023 shareholder remuneration policy, two buyback programmes were executed:
•In the first buyback programme, executed from 28 September 2023 to 25 January 2024, we acquired 358,567,487 treasury shares (2.22% of share capital). Under the authorization of the 2023 AGM, on 30 January 2024 the board resolved to reduce Banco Santander’s share capital through the cancellation of the repurchased shares.
•In the second buyback programme, executed from 20 February to 17 June 2024, we acquired 331,305,000 treasury shares (2.09% of share capital). In the terms agreed at the 2024 AGM, on 25 June 2024 the board resolved to reduce Banco Santander’s share capital through the cancellation of the repurchased shares.
See section 2.1 'Share capital'.
First 2024 Buyback Programme
Under the authorization of the 2023 AGM, and according to the 2024 shareholder remuneration policy, on 26 August 2024 the board resolved to execute a new share buyback programme for a maximum amount of EUR 1,525 million, equivalent to approximately 25% of the Group reported profit (excluding non-cash, non-capital ratios impact items) for the first half of 2024 and for which we have already obtained the required regulatory authorization of the European Central Bank (ECB).
In the First 2024 Buyback Programme (executed from 27 August to 3 December 2024), we acquired 341,781,250 treasury shares (accounting for approximately 2.21% of Banco Santander’s share capital), at a weighted average price per share of EUR 4.46.
On 17 December 2024, the board resolved to reduce the share capital in the amount of EUR 170,890,625, by cancelling the 341,781,250 repurchased shares.
For more details on the share capital reductions, see section 2.1 'Share capital'
Second 2024 Buyback Programme
Under the same AGM approval and also according to the 2024 shareholder remuneration policy, on 4 February 2025 the board resolved to execute a new share buyback programme for a maximum amount of EUR 1,587 million. The appropriate regulatory authorization had already been obtained and the programme began on 6 February 2025.
The board had submitted the resolution to vote at the 2025 AGM for the share capital reduction by cancelling the repurchased shares. See section 3.5 'Our next AGM in 2025'.
Activity in 2024
As at 31 December 2024, Banco Santander and its subsidiaries held 15,529,459 shares, which accounted for 0.10% of Banco Santander's share capital (compared to 297,815,673 shares, accounting for 1.84% of the share capital as at 31 December 2023).
The chart below summarizes the monthly average proportion of treasury shares to share capital throughout 2023 and 2024.
Annual report 2024    244

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Monthly average of daily positions in treasury shares
% of Banco Santander’s share capital at month end
	2024	2023
January	1.83%	1.75%
February	0.13%	2.16%
March	0.54%	1.46%
April	0.98%	1.50%
May	1.49%	1.72%
June	1.54%	1.68%
July	0.02%	0.08%
August	0.06%	0.08%
September	0.45%	0.08%
October	0.94%	0.64%
November	1.60%	1.25%
December	1.36%	1.56%
In 2024, Banco Santander and its subsidiaries' treasury share trades amounted to the following values:

Acquisitions and transfers of treasury shares in 2024
	Acquisitions				Transfers
EUR (except number of shares)	Number of shares	Total par value	Total cash amount	Average purchase price	Number of shares	Total par value	Total cash amount	Average purchase price	Profit (loss) net of taxes
Discretionary trading	72,223,881	36,111,941	298,048,000	4.13	67,667,779A	33,833,890A	268,877,000A	4.14B	7,804,000B
Client induced tradingC	113,575,334	56,787,667	484,880,000	4.27	113,575,334	56,787,667	484,880,000	4.27
Buyback programmes	744,811,421	372,405,711	3,255,024,000	4.37	N/A	N/A	N/A	N/A	N/A
Total	930,610,636	465,305,318	4,037,952,000	4.34	181,243,113A	90,621,557A	753,757,000A	4.22B	7,804,000B
A. Including the donations that Banco Santander made to Fundación Banco Santander during the year totalling 22,167,105 treasury shares. For more details, see section 3.2.4 'Community Support' of the 'Sustainability statement' chapter.
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

Significant changes in treasury shares in 2024A
	% of voting rights represented by shares
Reported on	acquired since last notice	transferred since last notice	held at reference date of notice
26/01/2024B	1.13%	0.20%	1.61%
08/02/2024	1.00%	2.57%	0.08%
05/04/2024	1.05%	0.36%	0.76%
23/05/2024	1.01%	0.25%	1.53%
04/07/2024	0.87%	2.42%	0.01%
07/10/2024	1.02%	0.28%	0.75%
19/11/2024	1.04%	0.12%	1.67%
27/12/2024	0.81%	2.35%	0.17%
A. Percentages calculated with share capital at the date of disclosure.
B. It amends report dated 13 December 2024.
Transactions with financial instruments
The transactions with financial instruments with Banco Santander shares as the underlying asset carried out by Banco Santander of its own accord in 2024 for the purpose of discretionary treasury share management are as follows:
•In Q1'24, we reduced the investment position by a delta (i.e. net exposure to share price changes) equalling 860,000 shares. In
Q2'24, we increased the investment position by a delta equalling 1,450,000 shares.
•The final position at year end was a positive aggregated delta equalling 1,500,000 shares worth a total EUR 6,785,815.
•The instruments used were total return equity swaps and listed options, to be settled at maturity exclusively in cash.
Annual report 2024    245

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.6 Stock market information
Markets
Banco Santander shares are listed on Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), the New York Stock Exchange as American Depositary Shares (ADS), the London Stock Exchange as Crest Depositary Interests (CDI), the Warsaw Stock Exchange and in the International Quotation System (SIC) of the Mexican Stock Exchange (BMV).
Market capitalization and trading
As at 31 December 2024, Banco Santander occupies the second position in the eurozone and in the thirty-second world by market value among financial institutions, with a market capitalization of EUR 67,648 million.
7,713 million Banco Santander shares traded in the year for an effective value of EUR 33,410 million and a liquidity ratio of 49%.

The Banco Santander share
2024		2023
Shares (million)	15,152.5	16,184.1
Price (EUR)
Closing price	4.465	3.780
Change in the price	18%	35%
Maximum for the period	4.928	3.970
Date of maximum for the period	29/04/2024	06/12/2023
Minimum for the period	3.563	2.812
Date of minimum for the period	30/01/2024	03/01/2023
Average for the period	4.352	3.447
End-of-period market capitalization (EUR million)	67,648.3	61,168.0
Trading
Total volume of shares traded (million)	7,712.6	11,132.3
Average daily volume of shares traded (million)	30.1	43.7
Total cash traded (EUR million)	33,409.9	38,143.5
Average daily cash traded (EUR million)	130.5	149.6
Annual report 2024    246

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. SHAREHOLDERS AND GENERAL MEETING
→One share, one vote, one dividend
→No takeover defences in our Bylaws
→High shareholder participation at the general meeting, mostly through virtual means
→Bylaws authorization to hold virtual-only meetings ensuring equal treatment of our shareholders
3.1 Shareholder communication and engagement
Policy on communication and engagement with shareholders and investors
Banco Santander aims to ensure its interests are in line with those of its shareholders, through sustainable growth and long-term value creation, retaining shareholders' and broader society's trust. To do that, we:
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
Our policy on communication and engagement with shareholders and investors, available on our corporate website, sets out the principles that govern the aforementioned activities:
•Protection of all shareholders' rights and lawful interests. We facilitate exercising of shareholders' rights, provide them with information and give them opportunities to have a say in our corporate governance.
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
•Compliance with the law and corporate governance rules. We adhere closely to the laws and regulations on inside and price-sensitive information in addition to following the principles of cooperation and transparency with supervisory and regulatory bodies.
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
Moreover, Banco Santander has board-approved frameworks on accounting, financial management and sustainability information and management, on responsible banking and on branding and communications. They set out the general principles, roles and key processes on the communication of financial, non-financial and corporate information, which help ensure that all our shareholders and other stakeholders are properly informed about our strategy, targets and results, as well as about our culture and values.
Engagement with shareholders in 2024
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
The annual general meeting is broadcast live on our corporate website, where its recordings are made available in full afterwards. This enables shareholders who cannot attend the meeting and other stakeholders who want to access the recording to remain fully informed of the resolutions that are submitted for approval.
Annual report 2024    247

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The 2024 AGM was hybrid, allowing shareholders to attend in person or remotely. Our general meeting attendance app ensures shareholders can fully exercise their rights to attend and participate in real time and remotely. They can watch the entire meeting through a live feed, vote, make remarks, propose resolutions, see the remarks and proposals of other shareholders who attend remotely and contact the notary public. Our high shareholder participation rate at the most recent general meetings proves the effectiveness of our electronic means of attendance, delegation and remote voting.
As usual, an external auditor reviewed our 2024 AGM procedures, where it verified that our meeting call, preparation, communication and holding of the event were up to standard, as well as certifying the security, integrity and consistency of the means available for shareholders to participate.
Also, Banco Santander's management system for the 2024 AGM received once again AENOR certification for sustainable events in compliance with the UNE-ISO 20121.
The vast quorum and voting results at our 2024 AGM show just how important we consider shareholder engagement through general meetings. See section 3.4 '2024 AGM'.
•Lead Independent Director meetings with key investors. Since September 2024, our Lead Independent Director held several meetings with institutional investors, bringing forward the dates of the planned agenda. Though meetings primarily focused on understanding their concerns about remuneration, they also addressed other topics of interest such as the structure of the board, our sustainability strategy and their opinion on virtual
AGMs. In total, he met with 16 large institutional investors, who account for approximately 24% of our share capital.
•Quarterly results presentations. We present our results at the end of each quarter on the same day we make them public. The presentation can be followed live, via conference call or streamed on our website. We release the related quarterly financial report and presentation material on the same day before the markets open. During the presentation, questions can be asked or emailed to investor@gruposantander.com.
In 2024, we gave our first, second and third quarter results presentations on 30 April, 24 July and 29 October, respectively. Our fourth quarter results presentation took place on 5 February 2025.
•Investor days. We organize investor days where we explain our strategy and targets for the next three years to investors and other stakeholders in a broader context than in results presentations. Investors can interact directly with senior managers and some directors. We publish announcements about these meetings and provide related documents well in advance.
We held our most recent investor day in London on 28 February 2023.
•Other activities. We know that a single format for communicating with shareholders and investors is not valid for everyone. For this reason, in 2024 and early 2025, we carried out the activities detailed in the table below to meet their diverse needs and expectations.

Other activities
→Investor roadshows
Our Shareholder and Investor Relations team had 1,269 meetings (both in person and virtually) with 511 investors, including 109 meetings focused on ESG matters. We engaged with 37.91% of share capital.

→Interaction with retail shareholders
Our Shareholder and Investor Relations team held 229 events (online, in person and hybrid). Attendees accounted for 8.25% of the capital held by retail shareholders in Spain. Shareholders engaged with the Group’s senior management at several of these events.

→Studies and surveys	We received 157,632 shareholders and investors opinions through quality surveys and studies, of which 9,136 corresponded to opinions received in the SPF (Simple, Personal and Fair) survey of Banco Santander.
Communication with proxy advisors and other analysts
We have always recognized the value our investors place on open dialogue with proxy advisers, ESG analysts and other influential entities. We make sure they understand our corporate governance and sustainability priorities and messages in order to convey them properly to investors.
In 2024, we continued to engage with the main proxy advisers. Moreover, we provided information and explanations about proposed resolutions submitted to vote at the 2024 AGM so they could make voting recommendations.
We also engaged in dialogue with ESG analysts. For more details, see the 'Sustainability statement’ chapter.
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
Annual report 2024    248

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

In addition, we regularly post information about Banco Santander on our official X and LinkedIn accounts. The contents included in these profiles are not incorporated by reference to this annual report nor should be considered part of it for any purpose.

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
The shareholders' agreement mentioned in section 2.4 'Shareholders' agreements’ contains transfer and voting restrictions on the shares that are subject to it.
Acquisition of significant shareholdings
Because banking is a regulated sector, the acquisition of a significant shareholding or influence in Banco Santander is subject to regulatory approval or non-objection, as applicable, by the supervising authority. Furthermore, as Banco Santander is a listed company, any parties wishing to acquire control over it and/or enter into any other lawful scenario must launch a tender offer for its shares.
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
Shareholders can attend general meetings virtually. They can follow them through real-time means of communication, vote, make remarks, propose resolutions and contact the notary public. Our Bylaws allow for general meetings to be virtual-only, without the physical attendance of shareholders or their proxies, provided that we can guarantee their identity and standing and that they can participate effectively in the meeting by remote means of communication, exercise their rights in real time and follow the presentations of other attendees, considering the state of the art and Banco Santander’s circumstances, particularly the number of shareholders.
The electronic shareholders’ forum, available on the corporate website at the time the meeting is called, allows shareholders to add to the agenda items included in the meeting notice, requests for support for their proposals, initiatives to reach the percentage required to exercise minority shareholder rights legally, and offers or requests to act as a voluntary proxy.
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
Annual report 2024    249

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Shareholders who attend either in person or virtually may also exercise their right to receive information at the meeting. Where information cannot be given during the course of the meeting, it will be provided in writing within seven days and posted on our corporate website.
Quorum and majorities for passing resolutions at the general meeting
The quorum and majorities set out in our Bylaws and Rules and regulations for general meetings in order to hold a valid meeting and adopt corporate resolutions are those provided for under Spanish law.
Except for certain matters mentioned below, on first call, shareholders accounting for at least 25% of the subscribed share capital with voting rights must be in attendance for the valid constitution of the general shareholders' meeting. If sufficient quorum is not reached, general meetings will be held on second call, which does not require a quorum.
In accordance with our Rules and regulations for general meetings, shareholders voting by remote means, by post or direct delivery or by electronic means before the meeting are counted as present in order to determine the general meeting quorum.
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
Bylaw amendments are subject to ECB approval. However, amendments that are exempt from authorization but must still be reported to the ECB include a change of the registered office within Spain, share capital increases, adding mandatory or prohibitive laws or regulations to the Bylaws, changing the wording in order to comply with court or administrative rulings and any others the ECB has declared exempt due to a lack of materiality in response to prior consultations.
Annual report 2024    250

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.3 Dividends and shareholder remuneration
Remuneration against 2024 results
For the 2024 results, the board continued to apply the same policy as in 2023, with total shareholder remuneration of approximately 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately equal parts in cash dividend and share buybacks.
•Interim remuneration.
•On 26 August 2024, the board resolved to execute the First 2024 Buyback Programme worth up to EUR 1,525 million (equivalent to approximately 25% of said Group reported profit in H1’24). See 'First 2024 Buyback Programme' in section 2.5.
•On 24 September 2024, the board resolved to pay an interim cash dividend against the 2024 results of 10 euro cents per share entitled to the dividend (equivalent to approximately 25% of said Group reported profit in H1’24); it was paid from 1 November 2024.
•Final remuneration. Under the 2024 shareholder remuneration policy:
•On 4 February 2025 the board of directors resolved to implement the Second 2024 Buyback Programme worth a maximum amount of EUR 1,587 million, for which the appropriate regulatory authorization has been obtained, and the execution of which began on 6 February 2025. For more details, see 'Second 2024 Buyback Programme' in section 2.5.
•On 25 February 2025 the board of directors resolved to submit a resolution at the 2025 AGM to approve a final cash dividend in the gross amount of 11 euro cents per share entitled to dividends. If approved at the AGM, the dividend would be payable from 2 May 2025.
Once the above-mentioned actions are completed, total shareholder remuneration for 2024 will total EUR 6,293 million (approximately 50% of the Group reported profit -excluding non-cash, non-capital ratios impact items- in 2024), distributed as approximately 50% in cash dividends (EUR 3,181 million) and 50% in share buybacks (EUR 3,112 million). These amounts have been estimated assuming that, as a consequence of the partial execution of the Second 2024 Buyback Programme, the number of outstanding shares entitled to a final cash dividend will be 14,988,884,075. Therefore, that amount may be higher if fewer shares than planned are acquired in the Second 2024 Buyback Programme; otherwise, it will be lower.
Remuneration against 2025 results
As announced on 5 February 2025, the board intends to allocate up to EUR 10 billion to shareholder remuneration in the form of share buybacks, corresponding to the 2025 and 2026 results, as well as to the expected excess capital. This share buyback target includes: (i) buybacks that are part of the existing shareholder remuneration policy outlined below, and (ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital.
The ordinary remuneration policy for the 2025 results, which the board intends to apply, will remain the same as for the 2024 results, consisting of a total shareholder remuneration of approximately 50% of the Group's reported profit (excluding non-cash and non-capital ratios impact items), distributed in approximately equal parts between cash dividends and share buybacks.
The execution of the shareholder remuneration policy and share buybacks to distribute the excess CET1 capital is subject to corporate and regulatory approvals.
3.4 2024 AGM
We held our annual general meeting on 22 March 2024, on second call, in a hybrid format, allowing attendance both in person and by electronic means.

+6,4%
€24
€370
Dividendo p.a. teorico
(sin recompras)
Santander
Santander

Quorum and attendance
The quorum (among shareholders present and represented) was 66.646%, broken down as follows:

Quorum breakdown	Share capital with voting rights
Present	4.168%
In person and virtual attendance	0.819%
In person attendance	0.073%A
Virtual attendance	0.007%
Remote voting	3.349%
By post or direct delivery	0.523%
By electronic means	2.826%
Represented	62.478%
By post or direct delivery	5.987%
By electronic means	56.491%
Total	66.646%
A. The portion corresponding to shares directly or indirectly held by directors or represented by them at the meeting is not included in this percentage. For more details on directors' voting rights, see subsection A.3 of section 9.2 'Statistical information on corporate governance required by the CNMV'.
Annual report 2024    251

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Approved resolutions and voting results
All items on the agenda were approved. Votes in favour of the board’s proposals averaged 97.16%. 99.36% of votes approved the corporate management for 2023 and 74.82% of the votes approved the directors' remuneration policy for 2024, 2025 and 2026.
The following chart summarizes the resolutions approved and voting results:

	VOTESA				QuorumD
	ForB	AgainstB	BlankC	AbstentionC
1. Annual accounts and corporate management
1A. Annual accounts and directors’ reports for 2023	99.71	0.29	0.05	0.30	66.65
1B. Consolidated statement of non-financial information for 2023	99.70	0.30	0.06	0.38	66.65
1C. Corporate management for 2023	99.36	0.64	0.06	1.63	66.65
2. Application of results for 2023	99.70	0.30	0.05	0.21	66.65
3. Board of directors: appointment and re-election of directors
3A. Setting of the number of directors	99.63	0.37	0.07	0.28	66.65
3B. Appointment of Mr Juan Carlos Barrabés Cónsul	99.62	0.38	0.07	0.33	66.65
3C. Appointment of Mr Antonio Francesco Weiss	99.61	0.39	0.06	0.34	66.65
3D. Re-election of Mr Javier Botín-Sanz de Sautuola y O'Shea	96.77	3.23	0.06	0.33	66.65
3E. Re-election of Mr Germán de la Fuente Escamilla	99.62	0.38	0.07	0.32	66.65
3F. Re-election of Mr Henrique de Castro	95.45	4.55	0.06	0.33	66.65
3G. Re-election of Mr José Antonio Álvarez Álvarez	97.70	2.30	0.06	0.31	66.65
3H. Re-election of Ms Belén Romana García	99.21	0.79	0.07	0.35	66.65
4. Re-election of the external auditor for financial year 2024	99.48	0.52	0.05	0.31	66.65
5. Share capital
5A. Authorisation to the board of directors to increase the share capital of the Bank on one or more occasions and at any time, within a 3-year period, through cash contributions in the maximum nominal amount of EUR 3,956,394,643. Delegation of the power to exclude pre-emptive rights.	95.16	4.84	0.04	0.22	66.65
5B. Reduction in share capital in the maximum amount of EUR 783,428,928.50 , through the cancellation of a maximum of 1,566,857,857 own shares. Delegation of powers.	99.44	0.56	0.04	0.19	66.65
5C. Reduction in share capital in the maximum amount of EUR 791,278,928.50, through the cancellation of a maximum of 1,582,557,857 own shares. Delegation of powers.	99.22	0.78	0.04	0.22	66.65
6. Remuneration
6A. Directors' remuneration policy	74.82	25.18	0.05	0.29	66.65
6B. Setting of the maximum total annual remuneration of directors in their capacity as such	97.43	2.57	0.05	0.29	66.65
6C. Approval of the maximum ratio of fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile	98.84	1.16	0.06	0.27	66.21
6D. Deferred Multiyear Objectives Variable Remuneration Plan	95.63	4.37	0.06	0.29	66.65
6E. Application of the Group’s buy-out regulations	98.75	1.25	0.07	0.32	66.65
6F. Annual directors' remuneration report (consultative vote)	90.18	9.82	0.06	1.31	66.65
7. Authorisation to the board and granting of powers for conversion into a public instrument	99.70	0.30	0.06	0.25	66.65
8 to 23. Corporate action to demand director liability and dismissal and removal of directorsE	0.00	100.00	0.00	0.05	63.30
A. Each Banco Santander share grants one vote.
B. Percentage of votes for and against.
C. Percentage of share capital present and attending by proxy at the 2024 AGM.
D. Percentage of Banco Santander's share capital on the date of the 2024 AGM.
E. Items 8 to 23, not included on the agenda, were put to a separate vote. They refer to the proposal to bring corporate action to demand director liability (acción social de responsabilidad) against all directors in office (8) and to the proposal of dismissal and removal of the following directors: Ms Ana Botín-Sanz de Sautuola y O'Shea (9), Mr Héctor Blas Grisi Checa (10), Mr Glenn Hogan Hutchins (11), Mr José Antonio Álvarez Álvarez (12), Ms Homaira Akbari (13), Mr Javier Botín-Sanz de Sautuola y O'Shea (14), Mr Bruce Carnegie-Brown (15), Ms Sol Daurella Comadrán (16), Mr Henrique de Castro (17), Mr Germán de la Fuente Escamilla (18), Ms Gina Lorenza Díez Barroso (19), Mr Luis Isasi Fernández de Bobadilla (20), Mr Ramiro Mato García-Ansorena (21), Ms Belén Romana García (22) and Mrs Pamela Walkden (23).
The full texts of the resolutions passed can be found on our corporate website and on the CNMV’s website, as they were filed as other relevant information on 22 March 2024.
Annual report 2024    252

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.5 Our next AGM in 2025
Resolution proposals submitted to shareholders' approval
The board of directors agreed to call the 2025 AGM on 3 April on first call or on 4 April on second call, and to propose the following resolutions:

Annual accounts and corporate management

→To approve the annual accounts and the directors’ reports of Banco Santander and its consolidated Group for the financial year ended on 31 December 2024. For more details, see 'Consolidated financial statements'.
→To approve the consolidated non-financial statement for the financial year ended on 31 December 2024, which is part of the consolidated directors' report. See the 'Sustainability statement' chapter.
→To approve the corporate management for financial year 2024.

Application of results of financial year 2024

→To approve the application of results obtained by Banco Santander during financial year 2024. See note 4.a) to the consolidated financial statements.

Board of directors: appointments and re-elections

→To set the number of directors at 15, within the maximum and minimum limits stated in the Bylaws.
→To re-elect Luis Isasi, Héctor Grisi, Glenn Hutchins, Pamela Walkden and Ana Botín for a three-year period. See section 4.1 'Our directors'.

External auditor

→To re-elect the firm PricewaterhouseCoopers Auditores, S.L. (PwC) as external auditor of Banco Santander and its consolidated group for financial year 2025.

Independent verifier

→To appoint the firm PricewaterhouseCoopers Auditores, S.L. (PwC) as verifier of the sustainability information of Grupo Santander for financial year 2025.

Share capital

→To reduce the share capital of Banco Santander with the following purposes:
•Cancelling a maximum of 1,413,743,296 treasury shares purchased under the Second 2024 Buyback Programme.
•Cancelling a maximum of 1,515,249,232 treasury shares acquired through one or more share buyback programmes or by other legally permitted means, authorizing the board of directors to cancel them on one or several occasions within the earlier of one year or the date of the next annual general meeting.
See sections 2.1 'Share capital' and 2.5 'Treasury shares'.

Remuneration. See section 6. 'Remuneration'

→To approve the director's remuneration policy for 2025, 2026 and 2027.
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
→To approve the Deferred Multiyear Objectives Variable Remuneration Plan.
→To approve the Group's buy-out regulations.
→To hold a non-binding vote on the annual directors’ remuneration report.

Related documents and information are available for consultation on our corporate website from the date the meeting notice is published.
Annual report 2024    253

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Virtual AGM
The 2025 AGM will be held as a virtual-only meeting broadcast live from our corporate centre in Boadilla del Monte. Holding the meeting in this format is possible thanks to the legal and statutory authorisation to hold this type of meeting that was approved by the vast majority of our shareholders, it is consistent with the Santander Group’s digitalisation policy, and is motivated by the following reasons:
•First, holding the meeting exclusively by remote means allows us to ensure equal treatment of all our shareholders and facilitates their participation and full exercise of their rights at the meeting from anywhere, in line with our ongoing efforts to incentivise and increase the flexibility in the relationship with its shareholders. Banco Santander has several million shareholders, who are very diversified geographically, and only a few dozen of them attend the general meetings in person. Data on the 2024 AGM quorum and attendance, which endorse the above, are available in section 3.4 '2024 AGM'.
•Additionally, we have spent over two decades promoting remote participation of the shareholders in the general meeting and developing a remote participation platform (the General Shareholders’ Meeting Platform), which proved to be ideal during the pandemic, for which reason it is now considered perfectly possible to hold the general meeting exclusively by remote means with sufficient guarantees, thereby making more effective use of the opportunities provided by technology. In this regard, the General Shareholders’ Meeting Platform has sufficient guarantees, replicates the functioning of the traditional meeting and safeguards the exercise of shareholders' rights at the same level as in a physical or hybrid meeting. The platform is technologically tested and all the processes of the meeting are subject to an external audit, which verifies compliance with the procedures relating to the call, preparation, communication and holding of the meeting, certifying the security, integrity and consistency of the means made available to the shareholders regarding their participation in the meeting. All of this is also part of the Group's digitalisation and transformation process.
•Moreover, this initiative is aligned with the current digital paradigm. This is shown by the experience of countries such as the United States, Canada or Germany, where virtual-only meetings are the majority practice among the major listed companies. This is also attested by the evolution of Spanish legislation after the experience of the pandemic, with the admission of the possibility of holding meetings and assemblies exclusively by remote means and with the express statutory authorisation to this effect agreed by the vast majority of our shareholders.
•Fourthly, the initiative allows for a more effective allocation of the Group’s resources and a relative reduction in the costs associated with a meeting of this nature, benefiting Banco Santander and all the shareholders.
•Finally, a virtual AGM will considerably reduce the environmental impact of a meeting held in a format requiring the physical travel of attendees, employees and other persons involved in the preparation and holding of the general meeting, particularly when an equivalent result can be achieved without such travel thanks to existing technology developed by the Group.
Attendance at the 2025 AGM shall be necessarily through the General Shareholders' Meeting Platform accessible on the corporate website www.santander.com, through the "General Shareholders' Meeting" site, or on the website www.juntasantander.com.
Since attendance at general meetings is not paid, a general policy in this regard is not necessary. However, Banco Santander offers shareholders that participate in our general meeting a commemorative courtesy gift, as has been tradition for decades.

Annual report 2024    254

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4. BOARD OF DIRECTORS
A balanced board
→15 directors: 13 non-executive and 2 executive
→Majority of independent directors (66.67%)
→Balanced presence of women and men (40%-60%)

1 Pamela Walkden Member Non-executive director (independent) ò▲CŸ	2 Héctor Grisi CEO Executive director ò▲	3 Ana Botín Executive Chair Executive director òC▲	4 Glenn Hutchins Vice Chair and Lead Independent Director Non-executive director (independent) ¢¢C▲C	5 José Antonio Álvarez Vice Chair Non-executive director ò▲▲	6 Germán de la Fuente Member Non-executive director (independent) òC▲	7 Belén Romana Member Non-executive director (independent) òò¢C▲▲	8 Luis Isasi Member Non-executive director ò¢▲

9 Sol Daurella Member Non-executive director (independent) ¢¢ŸC	10 Antonio Weiss Member Non-executive director (independent) ¢	11 Javier Botín Member Non-executive director	12 Homaira Akbari Member Non-executive director (independent) òŸ▲	13 Carlos Barrabés Member Non-executive director (independent) ¢Ÿ▲	14 Henrique de Castro Member Non-executive director (independent) ò¢▲	15 Gina Díez Barroso Member Non-executive director (independent) ¢Ÿ	16 Jaime Pérez Renovales General Counsel and secretary of the board
ò Executive committee
ò Audit committee
¢ Nomination committee
¢ Remuneration committee
▲ Risk supervision, regulation and compliance committee
Ÿ Responsible banking, sustainability and culture committee
▲ Innovation and technology committee
C Chair of the committee
Annual report 2024    255

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.1 Our directors

Ana Botín-Sanz de Sautuola y O’Shea EXECUTIVE CHAIR Executive director

Board member since 1989.

Nationality: Spanish. Born in 1960 in Santander, Spain.

Education: Degree in Economics from Bryn Mawr College of Pennsylvania.

Experience: Ms Botín joined Banco Santander, after working at JP Morgan (New York, 1980-1988). In 1992, she was appointed Senior Executive Vice President (director general). Between 1992 and 1998, she led Santander’s expansion into Latin America. In 2002, she was appointed Executive Chair of Banesto. Between 2010 and 2014, she was CEO of Santander UK PLC and was a non-executive director until April 2021. In 2014 she was appointed Executive Chair of Banco Santander. She was also a non-executive director of Santander UK Group Holdings PLC (2014-2021) and Chair of the European Banking Federation (2021-2023).

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

Positions in other Group companies: Ms Botín is non-executive Chair of Open Bank, S.A., Santander Consumer Finance, S.A., Open Digital Services, S.L., PagoNxt, S.L., Universia España Red de Universidades, S.A. and Universia Holding, S.L.; and is a non-executive director of Santander Holdings USA, Inc. and Santander Bank, N.A.

Membership of board committees: Executive committee (Chair) and innovation and technology committee.

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

Nationality: Mexican. Born in 1966 in Mexico City, Mexico.

Education: Degree in Finance from Universidad Iberoamericana (Mexico City).

Experience: Mr Grisi joined the Group in 2015 as Executive Chair and CEO of Banco Santander México and Grupo Financiero Santander México, S.A. de C.V. He was named Regional Head for North America (2019-2022). Before joining Santander he worked in Mexico and the US. Mr Grisi spent 18 years in several leadership roles at Crédit Suisse, including Head of investment banking for Mexico, Central America and the Caribbean, and Chair and CEO of Crédit Suisse México. He also held several roles in corporate and investment banking at Grupo Financiero Inverméxico and at Casa de Bolsa Inverlat. From 2011 to 2014, Mr Grisi was Vice Chair of Asociación de Bancos de México ("Bank Association of Mexico").

Other positions of note: Mr Grisi is non-executive Chair of Cogrimex, S.A. de C.V.

Positions in other Group companies: Mr Grisi is a non-executive director of Grupo Financiero Santander México, S.A. de C.V. and PagoNxt, S.L.

Membership of board committees: Executive committee and innovation and technology committee.

Skills and competencies: Mr Grisi has gained vast experience and a unique strategic vision from his many years of executive service at several banking and financial institutions. He is well-versed in Grupo Santander’s businesses and global strategy, especially in such key markets as Mexico and the US. He brings to the board geographic and international diversity and a strong, international track record of management, leadership, business transformation and connectivity between the Group’s markets.

Annual report 2024    256

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

Other positions of note: Mr Hutchins is non-executive Chair of investment firm North Island Ventures, an independent director of AT&T and Lead Independent Director of CoreWeave, Inc. He is a member of the international advisory board and investment board of Singapore’s Government Investment Corporation (GIC), co-Chair of the Brookings Institution, Chair emeritus of not-for-profit organization CARE, and Vice Chair of the Obama Foundation. He also serves on the executive committee of the Boston Celtics basketball team.

Membership of board committees: Nomination committee, remuneration committee (Chair), and innovation and technology committee (Chair).

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

Nationality: Spanish. Born in 1960 in León, Spain.

Education: Degree in Economics and Business Administration. MBA from the University of Chicago.

Experience: Mr Álvarez joined Banco Santander in 2002. He was appointed Senior Executive Vice President (director general) and Head of the Financial Management and Investor Relations division in 2004 (Group Chief Financial Officer) and was Group CEO from 2015 to 2022.
He served as director at SAM Investments Holdings Limited, Santander Consumer Finance, S.A., Santander Holdings USA, Inc., and as non-executive Vice Chair of Banco Santander (Brasil) S.A. He sat on the supervisory boards of Santander Consumer Bank AG, Santander Consumer Holding GmbH and Santander Bank Polska, S.A. He was also a board member of Bolsas y Mercados Españoles, S.A.

Other positions of note: Mr Álvarez is an independent director of Aon PLC and a member of the advisory committee of Grupo Buenavista.

Positions in other Group companies: Mr Álvarez is a non-executive director of PagoNxt, S.L.

Membership of board committees: Executive committee, risk supervision, regulation and compliance committee, and innovation and technology committee.

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

Annual report 2024    257

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

Other positions of note: Ms Akbari is CEO of AKnowledge Partners, LLC, a global consultancy firm on the Internet of Things, cybersecurity and artificial intelligence. She is an independent director of Landstar System, Inc. and a member of the security advisory board of Telefónica Soluciones de Criptografía, S.A.U. She is also a trustee of the French Institute Alliance Française.

Positions in other Group companies: Ms Akbari is a non-executive director of Santander Consumer USA Holdings Inc. and PagoNxt, S.L.

Membership of board committees: Audit committee, responsible banking, sustainability and culture committee, and innovation and technology committee.

Skills and competencies: Ms Akbari brings significant experience of technology companies. Her knowledge of digital transformation challenges and cybersecurity is an asset to the board. She also has extensive experience in diverse regions and knowledge of water, energy and waste management and treatment, which are of particular value to the Group's sustainability policy.

Juan Carlos Barrabés Cónsul Non-executive director (independent)

Board member since 2024.

Nationality: Spanish. Born in 1970 in Huesca, Spain.

Education: Tour Operator Management from the School of Tourism of Aragón and Global Leadership and Public Policy for the XXI Century Program from Harvard Kennedy School.

Experience: Mr Barrabés sat on the board of Santander España and the advisory council of Vodafone. He was also director of the master’s degree in Strategic Design Lab at Istituto Europeo di Design (IED) and of the MBA at Escuela de Organización Industrial (EOI) in Madrid, and a trustee of Fundación Ashoka Emprendedores Sociales.

Other positions of note: Mr Barrabés is the founder and Chair of Grupo Barrabés, which advises large corporates on digital transformation, innovation, new technologies, e-commerce and the Internet, and SMEs on innovation and using technology efficiently in business processes. He founded and sits on the advisory council of Escuela de Negocios del Pirineo (ESPENI); founded and sits on the management board of Épsilon Ecología, Asociación para la Defensa del Medio Ambiente; founded and is a trustee of Fundación Empieza por Educar; and is an adviser to Centro de Finanzas Sostenibles y Responsables de España (centre for sustainable and responsible finance, FINRESP).

Membership of board committees: Nomination committee, responsible banking, sustainability and culture committee, and innovation and technology committee.

Skills and competencies: With a lengthy track record as an entrepreneur and e-commerce pioneer, he brings to the board extensive experience in Spain's digital and innovation areas, especially the integration of digital technology in socio-economic development, retail distribution, the promotion of talent and the benefits of digital transformation for people and institutions. His experience as founder and trustee of multiple non-profit organizations that focus on education, entrepreneurship and environmental protection enriches the board's expertise in responsible business and sustainability.

Annual report 2024    258

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

Other positions of note: Ms Daurella is Chair of Coca-Cola Europacific Partners PLC, Executive Chair of Olive Partners, S.A., and holds several roles in Grupo Cobega companies. She is also Vice Chair of the board of trustees of the FERO Oncology Research Foundation and a board member of Instituto de la Empresa Familiar.

Membership of board committees: Nomination committee, remuneration committee, and responsible banking, sustainability and culture committee (Chair).

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

Annual report 2024    259

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

Skills and competencies: Mr de Castro brings to the board valuable international experience in technological and digital strategy due to his executive roles in the world's top technology companies.

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

Annual report 2024    260

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Gina Díez Barroso Azcárraga Non-executive director (independent)

Board member since 2020.

Nationality: Mexican. Born in 1955 in Mexico City, Mexico.

Education: Degree in Design from Centro de Diseño of Mexico City.

Experience: Ms Díez Barroso was an independent director of Banco Santander México and other Grupo Santander companies in Mexico until 2020. She has been member of the board of directors of Americas Society and Council of the Americas, Laurel Strategies and Qualitas of Life Foundation. She was also a founder and a trustee of the Pro-Educación Centro and Diarq foundations.

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

Other positions of note: Mr Isasi is the non-executive (independent) Chair of the board of directors of Logista Integral, S.A. (LOGISTA).

Positions in other Group companies: Mr Isasi is non-executive Chair of the board of Santander España.

Membership of board committees: Executive committee, remuneration committee, and risk supervision, regulation and compliance committee.

Skills and competencies: Mr Isasi has vast experience in a wide range of sectors and international markets (in particular, finance and investment banking) as well as a strong institutional network within Spain.

(*) In the opinion of the nomination committee and the board of directors, Mr Isasi meets the requirements to be considered independent, despite being categorized as other external based on a standard of prudence. For more details, see subsection 'Other external directors' in section 4.2.
Annual report 2024    261

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Belén Romana García Non-executive director (independent)

Board member since 2015.

Nationality: Spanish. Born in 1965 in Madrid, Spain.

Education: Degree in Economics and Business Administration from Universidad Autónoma de Madrid. She is also a State Economist for Spain.

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

Other positions of note: Ms Romana is an independent director of Industria de Diseño Textil, S.A. (Inditex), SIX Group AG and its subsidiary Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.U. She is also the non-executive Chair of its other subsidiaries, SIX Digital Exchange AG and SDX Trading AG. Furthermore, she is an independent director of Werfen, S.A.; an advisory board member at Rafael del Pino Foundation; senior adviser to Artá Capital; and academic director of the IE Leadership & Foresight Hub Programme.

Positions in other Group companies: Ms Romana is the non-executive (independent) Chair of Santander Insurance, S.L.

Membership of board committees: Executive committee, audit committee, nomination committee (Chair), risk supervision, regulation and compliance committee, and innovation and technology committee.

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

Positions in other Group companies: Mrs Walkden is a non-executive director of Santander UK PLC and Santander UK Group Holdings PLC.

Membership of board committees: Audit committee, risk supervision, regulation and compliance committee (Chair), and responsible banking, sustainability and culture committee.

Skills and competencies: She brings to the board extensive experience in the international banking industry and deep expertise in auditing, which underscores her recognition as a financial expert.

Annual report 2024    262

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Antonio Francesco Weiss Non-executive director (independent)

Board member since 2024.

Nationality: American and Italian. Born in 1966 in New York, US.

Education: Degree in Comparative Literature from Yale University and MBA from Harvard University.

Experience: Mr Weiss was Counselor to the Secretary of the US Department of the Treasury from 2015 to 2017, where he led the Department of Domestic Finance, working on matters related to financial markets, regulatory reform, job creation and economic growth. He previously held a number of senior management positions at Lazard, including Global Head of Investment Banking, Global Head of Mergers and Acquisitions, and Vice Chair of European Investment Banking.

Other positions of note: Mr Weiss is a founder and partner of investment firm SSW Partners, LP. He is a research fellow of the Mossavar-Rahmani Center for Business and Government at the Harvard Kennedy School of Government, a member of the Council on Foreign Relations, and a trustee of several non-profit, economic policy organizations, including the Volcker Alliance, the Citizens Budget Commission and the Bretton Woods Committee. He is non-executive director of Société Familiale d' Investissements, S.A., associate of AFWCo LP and senior advisor to the investment company JAB Holdings. He is a director and former publisher of The Paris Review.

Membership of board committees: Remuneration committee.

Skills and competencies: Mr Weiss has a lengthy track record in financial services, public policy and non-profit organizations. He also has vast international experience in executive positions in the US, Europe and other regions. Having held key positions in both the public and private sectors, he contributes extensive knowledge of the US market and financial sector to the board, most notably in matters of economic policy.

Jaime Pérez Renovales General Counsel and secretary of the board

Joined the Group in 2003.

Nationality: Spanish. Born in 1968 in Valladolid, Spain.

Education: Degree in Law and Business Administration from Universidad Pontificia Comillas (ICADE E-3) and State Attorney for Spain.

Experience: Jaime Pérez Renovales was director of the office of the second deputy Prime Minister for Economic Affairs and Minister of Economy, deputy secretary to the Spanish Prime Minister, Chair of the Spanish State Official Gazette and the committee for Government Reform. Previously, he had been Vice General Counsel, vice secretary of the board and Head of Grupo Santander’s legal department, General Counsel and secretary of the board at Banesto, and deputy director of legal services at the CNMV. He is the Banco Santander representative on the board of trustees of the Princess of Asturias Foundation and is a member of the jury for its award for Social Sciences. He is Chair of the ICADE Business Club, Chair of the board of trustees of the Fundación Universitaria Comillas-I.C.A.I. and professor of Constitutional Law in the Faculty of Law at Universidad Pontificia Comillas (ICADE).

Jaime Pérez Renovales is the secretary of every board committee.

Annual report 2024    263

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.2 Board composition
Size
As at 31 December 2024, the board of directors comprised 15 members, whose profile and background are described in section 4.1 'Our directors'. The Bylaws dictate that the board must be composed of no less than 12 and no more than 17 members.
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
Independent directors
•Glenn Hutchins (Lead Independent Director)
•Homaira Akbari
•Carlos Barrabés
•Sol Daurella
•Henrique de Castro
•Germán de la Fuente
•Gina Díez Barroso
•Belén Romana
•Pamela Walkden
•Antonio Weiss
Every year, the nomination committee verifies the independence of the board members. It considers potentially significant business relations that could affect their independence and other pertinent circumstances. For more details on this analysis, see section 4.6 'Nomination committee activities in 2024' and in subsection C.1.3 of section 9.2 'Statistical information on corporate governance required by the CNMV'.
Independent non-executive directors account for 66.7% of board members. This conforms to best corporate governance practices as well as to the Rules and regulations of the board, which require that the board be predominantly made up of non-executive directors with at least 50% independent directors.
Other external directors
•José Antonio Álvarez
•Javier Botín
•Luis Isasi
These directors are not classified as independent directors for the following reasons:
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

Board tenure
At the end of 2024, the average term of directors was 8.03 years and the average term of independent directors was 4.76 years. For more details, see 'Board skills and diversity matrix' and 'Tenure and equity ownership' in this section 4.2.

Annual report 2024    264

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Tenure and equity ownershipA
Board of directors		Tenure			Banco Santander shareholdingD
		Date of first appointmentB	Date of last appointment	End dateC	Direct	Indirect	Shares represented	Total	% of share capital
Executive Chair	Ana Botín	04/02/1989	31/03/2023	31/03/2026	1,893,028	31,506,972	—	33,400,000	0.220%
Chief Executive Officer	Héctor Grisi	20/12/2022	31/03/2023	31/03/2026	2,123,907	—	—	2,123,907	0.014%
Vice Chair and Lead Independent Director	Glenn Hutchins	20/12/2022	31/03/2023	31/03/2026	732,330	—	—	732,330	0.005%
Vice Chair	José Antonio Álvarez	25/11/2014	22/03/2024	22/03/2027	2,617,170	—	—	2,617,170	0.017%
Members	Homaira Akbari	27/09/2016	31/03/2023	31/03/2026	67,826	100,913	—	168,739	0.001%
	Carlos Barrabés	22/03/2024	22/03/2024	22/03/2027	100	—	—	100	0.000%
	Javier Botín	25/07/2004	22/03/2024	22/03/2027	5,502,083	25,601,761	157.304.169 E	188,408,013	1.243%
	Sol Daurella	25/11/2014	31/03/2023	31/03/2026	149,483	476,837	—	626,320	0.004%
	Henrique de Castro	12/04/2019	22/03/2024	22/03/2027	2,982	—	—	2,982	0.000%
	Germán de la Fuente	01/04/2022	22/03/2024	22/03/2027	10,000	—	—	10,000	0.000%
	Gina Díez Barroso	22/12/2020	31/03/2023	31/03/2026	27,000	—	—	27,000	0.000%
	Luis Isasi	03/04/2020	01/04/2022	01/04/2025	45,000	—	—	45,000	0.000%
	Belén Romana	22/12/2015	22/03/2024	22/03/2027	208	—	—	208	0.000%
	Pamela Walkden	29/10/2019	31/03/2023	31/03/2026	82,608	—	—	82,608	0.001%
	Antonio Weiss	22/03/2024	22/03/2024	22/03/2027	—	—	—	—	0.000%
	Total				13,253,725	57,686,483	157,304,169	194,844,377	1.286%
General Counsel and secretary of the board	Jaime Pérez Renovales
A. Figures as at 31 December 2024.
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
E. Includes shares owned by Fundación Botín, chaired by Javier Botín, and syndicated shares, including shares corresponding to Ana Botín that are also included within her direct or indirect shareholdings above, but excluding those corresponding to Javier Botín. For more details, see section 2.4 'Shareholders’ agreements'. In subsection A.3 of section 9.2 'Statistical information on corporate governance required by the CNMV', we adapted this information to the CNMV’s format.
As of 31 December 2024, Ana Botín, Héctor Grisi and José Antonio Álvarez had 903,995, 151,395 and 610,123 Banco Santander share options, respectively. Each option has one share as underlying asset. These options come from the Group's remuneration plans.
For more details, see section 9.2 'Statistical information on corporate governance required by the CNMV'.
Diversity
A diverse board of directors is essential to its effectiveness. Mixed skills, experiences and points of view create an environment that promotes independent opinion and constructive debate and ensures proper decision-making. Thus, we seek to achieve a sound balance of technical expertise, experience and broad diversity in the composition of the board.
Our policy on the selection, suitability assessment and succession of directors helps make our board more diverse in terms of gender, age, geographical provenance, experience and knowledge.
•Gender. The nomination committee and the board of directors understand the importance of fostering equal opportunity between men and women as well as the need for women board members who meet the suitability requirement. In this regard, the policy includes the gender equality target set by the nomination committee for women and men to account for between 40% and 60% of the total members of the board.
40% of our board members are women, meeting the target for the less represented gender at the board set out in the Organic Law on Equal Representation and Balanced Presence of Women and Men, which from June 2026 will require the boards of the 35 companies with the highest market capitalization to have the least-represented gender account for 40% or more of its members.
•Age. Our policy also considers that selection must promote age diversity. There are no age limits for becoming a director nor for the roles of chair and chief executive officer.
•Country of origin/international education. Selection considers cultural diversity, geographical provenance, and international education and experience, especially in the Group's core markets.
•Education and career. Selection considers candidates' academic training and career history to ensure they are qualified to understand our Group’s businesses, structure and markets, and that they fit within the Santander culture and other aspects deemed material to the Group.
Annual report 2024    265

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Moreover, our policy stipulates that board member selection must not have any implicit bias that could lead to any form of discrimination, based for instance on disability, race or ethnic origin.
The policy follows the European Banking Authority (EBA) and European Securities and Markets Authority (ESMA) joint guidelines on the suitability assessment of board members and key functions holders, as well as the ECB's Guide to fit and proper assessments.
Board skills and diversity matrix
The nomination committee updates a 'Board skills and diversity matrix' that reflects the balance of the knowledge, skills, qualifications, diversity and experience required to pursue our long-term strategy in an ever-changing market.
It considers the recommendations of the EBA and ESMA guidelines on the suitability assessment of board members and key functions holders, as well as the ECB´s Guide to fit and proper assessments.
The matrix follows this structure:
•We distinguish between thematic (technical) and horizontal skills.
•We include a separate diversity section that details gender, country of origin/ international education, and age.
•We show each member's tenure.
The matrix discloses each board member's particular expertise and skills, some of which are further detailed in section 4.1 'Our directors', and is a sign of our commitment to transparency.
We continuously review the suitability of skills and diversity to ensure a diverse board that can meet Banco Santander's strategy needs. The matrix enables us to pinpoint areas we need to strengthen in the succession and election of new board members.
Last, the 'Committees skills and diversity matrix', which we also continuously update, shows the diverse composition of each committee and members' knowledge and expertise relevant to their committee's remit.
Annual report 2024    266

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Board skills and diversity matrix
		Ana Botín	Héctor Grisi	Glenn Hutchins	José Antonio Álvarez	Homaira Akbari	Carlos Barrabés	Javier Botín	Sol Daurella	Henrique de Castro	Germán de la Fuente	Gina Díez Barroso	Luis Isasi	Belén Romana	Pamela Walkden	Antonio Weiss
		Executive Chair	CEO	Vice Chair Lead Independent Director	Vice Chair Non-executive	Independent	Independent	Non-executive	Independent	Independent	Independent	Independent	Non-executive	Independent	Independent	Independent
SKILLS AND EXPERIENCE
THEMATIC SKILLS
	Banking (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Other financial services (80%)	•	•	•	•	•		•		•	•	•	•	•		•
	Accounting, auditing and financial literacy (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Retail (73.3%)	•	•		•	•	•	•	•	•			•	•	•
	Digital & information technology (53.3%)	•	•	•	•	•	•			•				•
	Risk management (86.7%)	•	•	•	•	•	•	•	•		•		•	•	•	•
	Business strategy (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Responsible business & sustainability (73.3%)	•	•	•	•	•	•	•	•			•		•		•
	Human resources, culture, talent & remuneration (93.3%)	•	•	•	•	•	•		•	•	•	•	•	•	•	•
	Legal and regulatory (13.3%)			•										•
	Governance and control (80%)	•	•	•	•	•	•	•	•		•		•	•	•
International experience	Continental Europe (80%)	•			•	•	•	•	•	•	•		•	•	•	•
	US/UK (86.7%)	•	•	•	•	•		•	•	•	•		•	•	•	•
	Latam (60%)	•	•		•	•		•		•	•	•	•
	Others (26.7%)								•	•	•				•
HORIZONTAL SKILLS
	Top management (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Government, regulatory and public policy (20%)			•										•		•
	Academia and education (40%)	•				•	•		•			•				•
	Significant directorship tenure (93.3%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•
DIVERSITY
Gender	Female (40%)	•				•			•			•		•	•
	Male (60%)		•	•	•		•	•		•	•		•			•
Country of origin/international education	Continental Europe (60%)	•			•		•	•	•	•	•		•	•
	US/UK (60%)	•		•	•	•						•	•	•	•	•
	Latam (13.3%)		•									•
	Others (6.7%)					•
Age	Under 55 (13.3%)						•	•
	55 to 65 (66.7%)	•	•		•	•			•	•	•			•	•	•
	Over 65 (20%)			•								•	•
BOARD TENURE
	0 to 3 years (33.3%)		•	•			•				•					•
	4 to 11 years (53.3%)				•	•			•	•		•	•	•	•
	12 years or more (13.3%)	•						•
Annual report 2024    267

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Committees skills and diversity matrix
		Executive committee	Audit committee	Nomination committee	Remuneration committee	Risk supervision, regulation and compliance committee	Responsible banking, sustainability and culture committee	Innovation and technology committee
SKILLS AND EXPERIENCE
THEMATIC SKILLS
Banking		100%	100%	100%	100%	100%	100%	100%
Other financial services		100%	80%	60%	80%	80%	40%	87.5%
Accounting, auditing and financial literacy		100%	100%	100%	100%	100%	100%	100%
Retail		100%	80%	60%	60%	80%	80%	87.5%
Digital and information technology		80%	60%	60%	40%	40%	40%	100%
Risk management		100%	80%	80%	80%	100%	80%	87.5%
Business strategy		100%	100%	100%	100%	100%	100%	100%
Responsible business and sustainability		80%	40%	100%	60%	40%	80%	87.5%
Human resources, culture, talent and remuneration		100%	100%	100%	100%	100%	100%	100%
Legal and regulatory		20%	20%	40%	20%	20%	–	25%
Governance and control		100%	80%	80%	60%	100%	80%	87.5%
International experience	Continental Europe	80%	100%	60%	80%	100%	80%	75%
	US/UK	100%	100%	60%	100%	100%	60%	87.5%
	Latam	80%	60%	20%	40%	60%	40%	62.5%
	Others	–	60%	20%	40%	40%	40%	12.5%
HORIZONTAL SKILLS
Top management		100%	100%	100%	100%	100%	100%	100%
Government, regulatory and public policy		20%	20%	40%	40%	20%	–	25%
Academia and education		20%	20%	60%	40%	–	80%	37.5%
Significant directorship tenure		100%	100%	100%	80%	100%	100%	100%
DIVERSITY
Gender	Female	40%	60%	60%	20%	40%	80%	37.5%
	Male	60%	40%	40%	80%	60%	20%	62.5%
Country of origin/international education	Continental Europe	80%	60%	60%	60%	80%	40%	62.5%
	US/UK	80%	60%	60%	60%	80%	60%	62.5%
	Latam	20%	–	20%	–	–	20%	12.5%
	Others	–	20%	–	–	–	20%	12.5%
Age	Under 55	–	–	20%	–	–	20%	12.5%
	55 to 65	80%	100%	40%	60%	80%	60%	75%
	Over 65	20%	–	40%	40%	20%	20%	12.5%
BOARD TENURE
0 to 3 years		20%	20%	40%	40%	20%	20%	37.5%
4 to 11 years		60%	80%	60%	60%	80%	80%	50%
12 years or more		20%	–	–	–	–	–	12.5%
Annual report 2024    268

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Election, appointment, re-election and succession of directors
Election
Our internal policy for the selection, suitability assessment and succession of directors dictates standards for the board’s composition, the process of identifying and selecting candidates, and the suitability assessment of new directors.
Directors must meet specific requirements dictated by laws for credit institutions and our Bylaws and must also fulfil the obligations and duties of their position prescribed therein and in the Rules and regulations of the board.
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
Appointment and re-election
Shareholders appoint and re-elect directors at the general meeting. Furthermore, if directors step down during their term of office, the board of directors may provisionally designate another director by co-option until the shareholders at the general meeting confirm the appointment at the next meeting.
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
Our directors shall cease to hold office when the term for which they were appointed ends, unless they are re-elected, when the general meeting so resolves, or when they resign. When a director ceases to hold office prior to the end of their term (i.e. by general meeting resolution or by resignation), they shall explain the reasons for resignation or, for non-executive directors, their opinion on the reasons for their cessation in office by the general meeting in a letter to the other board members, unless they report them at a meeting of the board and this is recorded in the minutes. To the extent relevant to our shareholders, the resignation shall be publicly disclosed, including sufficient information on the reasons or circumstances that the director provides.
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
Succession planning
Succession planning is a key element of our good governance as it ensures orderly role transitions as well as board continuity and stability and its adequate renewal, composition and independence. This planning follows a well-defined methodology and clear allocation of responsibilities. Our aim is to identify candidates with the necessary talent for each function.
Banco Santander's director succession plan focuses on diversity standards and the suitability assessment policy, as well as the regular review of the composition of the board and its committees, and the identification of potential board member candidates.
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
Annual report 2024    269

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
The board’s policy is to designate executive bodies and managers to run day-to-day operations and implement the strategy. It focuses on general supervision and other functions it cannot delegate by law, the Bylaws or the Rules and regulations of the board, including:
•General policies and strategies including, among others, capital and liquidity; tax; new products, operations and services; corporate culture and values, including policies on responsible business and sustainability and, in particular, on environmental and social matters; crisis management and resolution planning; risk (including tax risk) control and management; remuneration policy; and compliance.
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
•Bylaws. These dictate the basic rules that apply to the composition and operation of the board and its members' duties, and are supplemented and implemented by the Rules and regulations of the board. They can only be amended by shareholders at the general meeting. See 'Rules for amending our Bylaws' in section 3.2.
•Rules and regulations of the board. These set the rules for running and internally organizing the board of directors and its committees through the development of applicable laws and Bylaws provisions and good governance recommendations. They set out the principles governing its actions and the duties of its members.
The Rules and regulations of the board adhere to all legal provisions as well as the principles and recommendations set out in the Spanish Corporate Governance Code; Corporate Governance Principles for Banks of the Basel Committee on Banking Supervision; and the EBA's in Guidelines on internal governance.
Our rules on the audit committee also adhere to the good operating practices set out in the CNMV's Technical Guide 1/2024 on Audit Committees of Public Interest Entities, published on 27 June; as well as with the applicable regulations because our shares are listed as ADS on the NYSE and, in particular, with Rule 10A-3 under the Securities Exchange Act (SEA) on standards relating to audit committees.
Our rules on the nomination and the remuneration committees also adhere to the good operating practices set out in the CNMV’s Technical Guide 1/2019 on Nomination and Remuneration Committees.
Structure of the board
The board’s corporate governance structure ensures that it discharges its duties effectively.
Group Executive Chair and Chief Executive Officer
The Executive Chair is Ana Botín and the Chief Executive Officer is Héctor Grisi. They are the most senior executives in the Group’s strategic and ordinary management, which the board is responsible for overseeing, ensuring that their roles are clearly separated and complementary. Both report exclusively to the board of directors.
Annual report 2024    270

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The roles of our Executive Chair and Chief Executive Officer can be summarized as follows:

Roles of the Executive Chair and the Chief Executive Officer
Executive Chair	Chief Executive Officer
•The Chair is the highest-ranking executive in Grupo Santander and its main representative with regulators, authorities and other major stakeholders.
•The Chair is responsible for the long-term strategy of the Group, including new tech and digital growth engines, namely PagoNxt and the Digital Consumer Bank.
•The Chair is also responsible for other corporate functions and units that help drive the Group's long-term strategy and transformation, comprising Technology and Data & Architecture, People & Culture, Financial Accounting & Control, Strategy and Corporate Development, General Secretariat and Communications & Corporate Marketing. This reflects the Chair's ultimate accountability for Transformation.
•The Chair also leads the appointment and succession planning of Grupo Santander senior management, to be submitted to the nomination committee and board for approval.

•The Chief Executive Officer is entrusted with the day-to-day management of the business with the highest executive functions and reports exclusively to the board.
•Accordingly, the Chief Executive Officer’s direct reports are the senior managers in charge of the business units: the local CEO / Country Heads and those in charge of the global businesses (Wealth Management & Insurance, Corporate & Investment Banking, Payments and Retail & Commercial Banking (including TransformationA)), encompassing the relevant support and control functions. Whilst the Chair is accountable for Digital Consumer Bank, given that it is a global business, the Group CEO remains fully accountable for the Countries through which Digital Consumer Bank operates.
•As responsible for day-to-day management, the CFO also reports to the Chief Executive Officer.
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
The duties of the Executive Chair, the Chief Executive Officer, the board, and its committees are clearly separated. Various checks and balances give Grupo Santander’s corporate governance structure the appropriate equilibrium. In particular:
•The board and its committees supervise both the Executive Chair and the Chief Executive Officer. Both the Executive Chair and Chief Executive Officer report directly to the board of directors.
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
•The audit; nomination; responsible banking, sustainability and culture; remuneration; risk supervision, regulation and compliance; and innovation and technology committees are chaired by, and have a majority of, independent directors. The first three committees are also composed entirely of independent directors.
•The Executive Chair may not simultaneously act as Banco Santander’s Chief Executive Officer.
•The corporate Risk, Compliance and Internal Audit functions report as independent units to a committee or a member of the board of directors and have direct, unfettered access to the board.
Annual report 2024    271

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Lead Independent Director
Our Lead Independent Director is Glenn Hutchins. The Lead Independent Director is key to our corporate governance arrangements. He is responsible for the effective coordination of the non-executive directors and makes sure they serve as an appropriate counter-balance to the executive directors.
The following chart shows the Lead Independent Director's functions and activities in 2024. He provides a detailed report to the nomination committee and board of directors on his activities and the discharge of his duties on an annual basis.

Duties of the Lead Independent Director and activities during 2024
Duties	Activities in 2024
Facilitate discussion and open dialogue among independent directors, holding private meetings of non-executive directors without the executive directors present and proactively engaging with them to consider their views and opinions.

Held six meetings with non-executive directors where they were able to voice their views and opinions. These meetings provided a valuable opportunity to reflect on the overall board and committee cycle throughout the year, to discuss board training topics, strategy execution, executive director and top management performance and objectives (including the CEO performance assessment given his reporting line to the board), and reflections on areas of continuous improvement.
The non-executive directors held a meeting with the Chief Executive Officer without the Executive Chair present (and vice versa), in recognition of their direct reporting line to the board.

Direct the periodic evaluation of the Chair of the board of directors and coordinate her succession plans.
Led the Executive Chair's annual performance review in order to determine her variable pay. Furthermore, he coordinated her succession planning activity, facilitated through his membership of the nomination committee.

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
Whilst the Executive Chair was able to chair all board meetings, there were specific instances where the Lead Independent Director assumed the chairship of the board, mainly driven by the nature of the topic being discussed and the Executive Chair's potential vested interest, being therefore recused for those discussions.

Request a board meeting or that new items be added to the agenda.
While the Lead Independent Director did not need to request additional board meetings to be called, he remained fully engaged in, and informed of, board meeting agendas to add additional items as required.

Structure of board committees
Board committees support the board in three main areas:
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
Annual report 2024    272

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The board has seven committees under this structure:

Mandatory committeesA	Executive committee	Audit committee	Nomination committee	Remuneration committee	Risk supervision, regulation and compliance committee

	Decision-making powers	Supervision, information, advice and recommendations regarding functions in risk, financial reporting and audit, nomination and remuneration matters

Voluntary committees	Responsible banking, sustainability and culture committee	Innovation and technology committee

Support and proposal in strategic areas
A. Required by law, the Bylaws or the Rules and regulations of the board.
Secretary of the board
Jaime Pérez Renovales is the secretary of the board. He assists the chair and ensures the formal and substantial legality of all the board’s actions. He also makes sure that good governance recommendations and procedures are observed and remain under continuous review.
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
The board has two vice secretaries, F. Javier Illescas Fernández-Bermejo (Group Head of Legal) and Adolfo Díaz-Ambrona Moreno (General Counsel of Santander España). They assist the secretary with his duties on the board and its committees, and replace him in the event of absence, inability to act or illness.
Board operation
The board of directors held 18 meetings (14 ordinary and four extraordinary) in 2024. The Rules and regulations of the board dictate that it must hold at least nine annual ordinary meetings and one quarterly meeting.
Though board meetings follow a calendar approved annually and a provisional agenda of items to discuss among the matters that fall under its remit, new items can be added and additional meetings can be called. Directors may also propose items to be added to the agenda and are duly informed of changes to the calendar and meeting agendas.
To help directors prepare effectively for each meeting, they are given relevant documents sufficiently in advance and in a secure electronic format. In the board’s opinion, these documents are appropriately detailed and received in good time which enables members to make appropriate decisions.
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
Directors must attend meetings in person, either physically or virtually, and endeavour to limit their absence to situations of absolute necessity. The nomination committee checks that directors attend at least 75% of board and committee meetings and that any absence has a valid excuse without raising doubt about the director's commitment to good governance. For more details, see 'Board and committee preparation and attendance' in this section 4.3.
If directors are unable to attend a meeting, they can designate (in writing and on a special basis for each session) another director to act on their behalf. Proxies are granted with instructions. Non-executive directors may only be represented by other non-executive directors. A director can hold more than one proxy.
The board may meet in various rooms at the same time, provided that members can interact in real time to ensure interactivity and intercommunication via audio-visual means or telephone.
Board meetings are validly quorate when more than half of its members attend in person or by proxy.
Annual report 2024    273

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Resolutions are adopted by absolute majority of the directors in attendance. The chair has the casting vote in the event of a tie. The Bylaws and the Rules and regulations of the board only require the qualified majorities according to law.
The secretary of the board keeps the board’s documents on file and records the content of meetings in meeting minutes. Meeting minutes of the board and committees include statements members expressly request to be put on record. Moreover, the secretary oversees the monitoring of the actions that the board and its committees must perform that the parties responsible for are dully informed of.
The board may hire legal, accounting or financial advisers and other experts at Banco Santander’s expense for assistance with their duties.

Comparison of number of meetings heldA
	Banco Santander	Spain average	US average	UK average
Board	18	11.2	7.7	8.2
Executive committee	24	7.6	NA	NA
Audit committee	15	8.8	8.1	5.3
Nomination committee	13	7.5	4.6	3.9
Remuneration committee	14	7.5	5.8	4.9
Risk supervision, regulation and compliance committee	18	12.3	NA	6.4
A. Source: Spencer Stuart Board Index 2024 (Spain, United States and United Kingdom).
NA: Not available.
The following chart shows the board’s approximate time allocation to each function in 2024.

Approximate allocation of the board’s time in 2024
Committee operation
Board committees follow a calendar and an annual work plan established every year. Each committee meets as often as is required to fulfil its duties, with a minimum of four meetings, except for the innovation and technology committee, which holds at least three meetings.
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
Committee members are given relevant meeting materials sufficiently in advance of each meeting to facilitate suitable meeting preparation and therefore promote overall committee effectiveness.
Though they cannot vote, any director can attend and participate in meetings of committees on which they do not serve if invited by the chair of the board and the chair of the respective committee, upon request to the chair of the board. Furthermore, all board members who are not executive committee members may attend executive committee meetings at least twice a year, for which they are to be called by the chair.
Committees have the authority to summon executives, who will appear at meetings at the invitation of, and under the terms dictated by, the respective chair. Their attendance will be recorded in the meeting minutes. Committees may also submit a request to the General Counsel to hire legal, accounting or financial advisers or other experts to assist with their duties at Banco Santander’s expense.
The role of committee secretary is non-voting and falls on the General Counsel and secretary of the board. This fosters a fluid and efficient relationship between the board, its committees, and senior management. The board should encourage communication and engagement through these and other means with the committees to boost efficiency and ensure effective coordination in the performance of their respective support duties, through, among others, the following mechanisms:
•Joint meetings. The committees (mainly the audit and risk supervision, regulation and compliance committees and the latter with the remuneration committee) hold joint meetings on topics of mutual interest.
•Information to the board. At each board meeting, the committee chairs present on the matters that they have discussed in previous sessions of those meetings. They also provide the board members with copies of their committee meeting minutes and all other documents handed out.
•Common members between committees. We strive to have board members sit on several committees.
•Cross-sectoral review of agendas. A periodic review of the work plans of the various committees is carried out to ensure that meeting agendas are complete and coherent.
•Informal events. Continue to leverage informal time between board members, acknowledging the value that this brings to board culture.
Annual report 2024    274

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Board and committee preparation and attendance
The following table shows the attendance rate of board and committee meetings in 2024.

Committees
Directors	Board	Executive	Audit	Nomination	Remuneration	Risk supervision, regulation and compliance	Responsible banking, sustainability and culture	Innovation and technology
Average attendance	98%	95%	99%	89%	93%	98%	91%	100%
Individual attendance
Ana Botín	18/18	24/24	_	_	_	_	_	5/5
Héctor Grisi	18/18	23/24	_	_	_	_	_	5/5
Glenn Hutchins	18/18	_	_	12/13	14/14	_	_	5/5
José Antonio Álvarez	18/18	24/24	_	_	_	_	_	5/5
Homaira Akbari	17/18	_	15/15	_	_	_	5/5	5/5
Carlos BarrabésA	7/8	_	_	4/6	_	_	1/2	3/3
Javier Botín	17/18	_	_	_	_	_	_	_
Sol Daurella	17/18	_	_	11/13	11/14	_	5/5	_
Henrique de Castro	18/18	_	14/15	_	14/14	_	_	5/5
Germán de la Fuente	18/18	_	15/15	_	_	18/18	_	_
Gina Díez Barroso	17/18	_	_	12/13	_	_	4/5	_
Luis Isasi	18/18	24/24	_	_	13/14	18/18	_	_
Belén RomanaB	18/18	23/24	15/15	13/13	_	17/18	2/2	5/5
Pamela WalkdenC	18/18	_	15/15	_	_	18/18	3/3	_
Antonio WeissD	8/8	_	_	_	_	_	_	_
Note: This table shows each director's in-person attendance at ordinary and extraordinary board or committee meetings except when they attended by proxy. The nomination committee was informed of directors’ excused absences and verified that they raised no doubt about their capability of good governance. Some directors did not attend extraordinary meetings that were not scheduled in the annual meeting calendar. Health reasons were behind attendance lower than 75%.
A. Member of the board and of the nomination, responsible banking, sustainability and culture; and innovation and technology committees since 27 June 2024.
B. Stopped down as a member of the responsible banking, sustainability and culture committee on 23 March 2024.
C. Member of the responsible banking, sustainability and culture committee since 23 March 2024.
D. Member of the board since 27 June 2024.
The following table shows the average preparation of directors in the exercise of their functions on the board and committees in 2024:

	Meetings	Average of hours per memberA	Average of hours per chairA
Board	18	229B	458B
Executive committee	24	144	288
Audit committee	15	150	300
Nomination committee	13	52	104
Remuneration committee	14	56	112
Risk supervision, regulation and compliance committee	18	180	360
Responsible banking, sustainability and culture committee	5	25	50
Innovation and technology committee	5	20	40
A. Includes hours of meeting preparation and attendance. Estimated preparation time considers travel to attend meetings in person, where appropriate.
B. Not including four extraordinary sessions held in 2024 due to their short duration and low impact on the directors’ required commitment.
Directors’ average time commitment is calculated by taking the number of members on the board and on each committee, the number of times each body meets during the year, average meeting length, and an estimate of the time each director needs to prepare for every meeting. We estimate that the board chair and the committee chairs have a greater time commitment than the other directors because of the added functions their roles require. We also consider the commitment to attend sessions that form part of directors’ training and development programme, the meetings of non-executive directors with the Lead Independent Director, and additional unstructured Board time on other activities that enables greater informal engagement between directors.
Considering the above mentioned criteria, on average, directors dedicate approximately 63 eight-hour days a year to preparing and attending board and committee meetings.
Directors must report to the nomination committee any professional activity or role that they are going to perform outside the Group so that the committee can check that they can dedicate enough time to the Group and the professional activity or role does not pose conflicts of interest.
The annual suitability reassessment our nomination committee conducts (see section 4.6 'Nomination committee activities in 2024') enables us to update information on the estimated time directors dedicate to roles or professional activities outside the Group and demonstrates their ability to exercise good governance.
This makes sure the number of board roles that our directors have at once is within the legal limit (i.e. no more than one executive and two non-executive roles, or four non-executive roles; roles in the same group are considered a single role and roles in not-for-profit or non-commercial organizations -such as, among others,
Annual report 2024    275

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

organisations for the sole purpose of managing the private economic interests- are not included).
Director training and induction programmes
The board has an annual training and development programme to help directors continue to develop skills and increase their understanding of the Group and industry, taking into account their experience and expertise. The board selects contents on an annual basis based on feedback from its members and supervisory and regulatory requirements, among others.
Programme workshops are delivered collectively to all board members and in 2024, they covered the following topics:
•Recovery and Resolution Plan.
•Cybersecurity.
•Sustainability, with a key focus on CSRD.
•Generative Artificial Intelligence.
•Inorganic growth analysis.
•Financial crime compliance, bribery and corruption risks, sanctions and anti-money laundering regulation.
•Regulatory updates covering DORA, Data Privacy and Basel IV, amongst others.
•Customer experience.
Directors can also request one to one and ad-hoc training on specific topics tailored to their own needs, if deemed helpful. The objective of such sessions would be to enable directors to deep dive into specific areas in order to ensure that their knowledge is optimal and up to date.
Banco Santander shares its training, induction and development methodology with subsidiaries to promote best practices and drive consistency of approach across our footprint. Some Group executives facilitated special sessions for subsidiary directors throughout the year to keep them up to date with relevant Group matters such as the consolidation under five global businesses across our footprint.
Every board member receives a directors' manual. It is a support guide that provides both new and existing directors with a complete reference of information relevant to their role. In addition, the board has robust induction programmes so new directors can deeply understand the industry and Grupo Santander’s business model and structure, risk profile and governance arrangements, taking into account their existing skills, competencies and knowledge. They are completed within six months after taking up their position as new directors and include document reviews, tailored meetings, site visits and training sessions with senior managers of the Group, as appropriate.
Both Carlos Barrabés and Antonio Weiss completed their induction programmes, which were tailored to their experience and particular needs.
“
The induction programme played a key role during my onboarding as a member of the board. Both the sessions and supporting materials dealt with all key topics, ensuring that my onboarding was seamless and complete.
I also benefited from early engagement with a number of senior leaders across the Group, who provided me with valuable insights into Santander’s values and culture. Overall, the programme was excellent and ensured that I was well prepared to discharge my role".
Antonio Weiss, director
Board effectiveness review in 2024
The board undergoes a yearly assessment of its performance and effectiveness, composition, quality of its work, and individual performance of its members. The review includes its committees. Every three years, it is conducted by an external consultant, whose independence is verified by the nomination committee.
Methodology and scope of the assessment
In 2024, the review was conducted internally. The scope of the internal assessment included the structure of the board, its organisation and functioning, dynamics and internal culture and the functioning and effectiveness of its committees. In addition, the assessment covered the individual performance of the Executive Chair, Chief Executive Officer, Lead Independent Director and General Secretary. The assessment also facilitated the opportunity for performance feedback on the remaining individual directors.
The Executive Chair and the nomination committee Chair led the assessment, with the involvement of the Lead Independent Director. The review followed the methodology and structure of previous internal reviews, based on a confidential questionnaire that was fully completed by all board members. In addition, the review also took into account the feedback received from senior executives on the overall value they get from the board as a whole and reflections received as part of additional interactions throughout 2024 (including non-executive director sessions and assessment questionnaires for board training and development programmes, among others).
Findings and action plan
The results of the 2024 assessment process were discussed by the nomination committee and board of directors in January and February 2025, with a consensus view that the board and its committees continue to operate effectively. In particular, the results revealed the following:
•The board has undergone an appropriate degree of refreshment and is appropriately composed, with a depth of skills and experience, as well as high degree of independence and diversity.
•The Executive Chair model continues to work effectively and there remains clarity and universal understanding of the division
Annual report 2024    276

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

of responsibilities between the Executive Chair and the CEO, which is clearly documented. The checks and balances in place are considered to be highly effective.
•There is a strong and healthy internal board culture, where dynamics encourage open and transparent discussions, critical thinking, constructive challenge to senior management and sound decision making.
•The Executive Chair, Chief Executive Officer, Lead Independent Director and General Secretary had a positive and effective performance with the competence expected. The remaining directors also performed positively with an overall effective contribution.
•The board agenda focuses on the right priorities and the quality of reporting and information flows support robust and timely decision-making.
•Committees are considered to work effectively, with appropriate coordination mechanisms in place, and the support they give to the board is highly valued. The committee composition changes made throughout the period, including committee Chair rotation, were considered favourably and in support of an appropriate distribution of work among members, acknowledging that this would be kept under review.
•The executive team has a favourable opinion of the board, positively rating the constructive challenge and support provided.
As a result of the review, the nomination committee and board of directors discussed potential areas for improvement and the latter approved an associated action plan in February 2025. Each committee will be engaged on specific actions applicable to their remit to ensure effective and efficient operation, as appropriate.
The key action plan highlights can be summarised as follows:
•Structure of the board. As part of any future board refreshment, continued consideration will be given to maintaining an appropriate composition taking into account relevant factors such as our strategic direction, and the skills and experience required to oversee its delivery, and our core markets and associated geographical footprint.
•Effectiveness of the Executive Chair model. The split of roles and responsibilities between the Executive Chair and the CEO will be kept under continuous review and refinement, as appropriate, to ensure its ongoing effectiveness and robustness.
•In-person engagement. Increase in person formal and informal engagements in recognition of director preference for in-person meetings and the value they attribute to their time together.
•Organisation and functioning. Continue to optimise Board and committee time facilitated by keeping the volume of supporting documentation under continuous review.
•Committees. A proactive approach to committee composition will be retained, ensuring optimal performance, effectiveness and efficient distribution of work among board members, among other factors. In addition, meeting frequency will be kept under continuous review to identify streamlining opportunities to the extent possible.
The resulting actions and associated outcomes of the review have supported our continued priority focus on effective governance.
4.4 Executive committee activities in 2024

COMPOSITION

Position		Category	Appointed on
Chair	Ana Botín	Executive	11/12/1989A
Members	Héctor Grisi	Executive	01/01/2023
	José Antonio Álvarez	Other external	13/01/2015
	Luis Isasi	Other external	20/05/2020
	Belén Romana	Independent	01/07/2018
Secretary	Jaime Pérez Renovales
A. Committee Chair since 10 September 2014.
Functions
The executive committee is a key governance body in Banco Santander and the Group. The board delegated to it all its powers except those that cannot be delegated by law or under the Bylaws and Rules and regulations of the board. Its meeting frequency and the nature of its decisions enable the board to focus on general oversight. It also reports regularly to the board on its core matters and decisions adopted, and provides all directors with the minutes and documents from its meetings.
Committee performance
The board, supported by its nomination committee, determines the committee's size and composition, to ensure its effectiveness. As well as the board, the committee has an external director majority, ensuring a balance of opinions and compliance with Recommendation 37 of the Spanish Corporate Governance Code. Its secretary is the secretary of the board.
The committee frequency ensures the discharge of its duties and it is generally convened every two weeks, although it can meet as many times as required by the Chair.
Main activities in 2024
In 2024, the committee addressed a breadth of matters relating to the business of the Group and its main subsidiaries, risk management, corporate transactions and other proposals that were subsequently submitted to the board, which can be summarised as follows:
•Results. Regularly reviewed the Group's results and stakeholder reaction to them.
•Business performance. Regularly received updated information on the performance of the Group’s business areas and other related matters.
•Report by the Executive Chai.: The Executive Chair regularly reported on the Group´s management, strategy and institutional matters.
•Report by the CEO. The CEO regularly reported on the Group´s performance and on the budget and execution of plans for all the global businesses and units that report to him.
Annual report 2024    277

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Corporate transactions. Analysed and approved, where appropriate, corporate transactions on investments and divestments, joint ventures and capital transactions.
•Risks. Received regular holistic risk and compliance reports. The committee also authorized or declined material transactions within the framework of the risk governance model.
•Global businesses and subsidiaries. Received regular updates on global businesses, subsidiaries and other business lines' performance against agreed plans. This helped the committee support the board with the oversight and control of its global business and subsidiary operations, and with the fulfillment of the targets announced at the 2023 Investor Day.
•Capital and liquidity. Received regular reports on capital ratios and optimization measures, pricing (originations) and portfolio profitability. By virtue of the board's delegation and within capital and funding plans, the committee agreed non-convertible debt issuances and securitizations.
•Supervisors and regulatory matters. agenda and projects to ensure compliance with supervisory recommendations and regulatory reforms.
•Governance matters. Approved specific internal regulation under its remit. In particular, the committee reviewed and approved key governance documents associated with the five global businesses. Furthermore, the committee analysed the effectiveness of the executive first level committee structure and approved the associated improvement plans.
In 2024, the committee held 24 meetings. See 'Board and committee preparation and attendance' in section 4.3 for members’ meeting attendance and the estimated average time each one spent on meeting preparation and attendance.
2025 priorities
The committee set the following priorities for 2025:
•Monitor the performance of the Group's global businesses and subsidiaries, including progress in the execution of their strategic plans.
•Continue to assess proposed corporate transactions relating to investments and divestments, joint ventures and capital transactions.
•Continue to oversee the execution and achievement of specific public targets, including those disclosed at the 2023 Investor Day.
•Continue to facilitate timely and efficient decision making, supporting the board and enabling it to focus on general oversight and strategy matters.
•Continue to ensure the committee’s effectiveness and efficient coordination with the board, its committees and the executive first level committees.
Annual report 2024    278

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.5 Audit committee activities in 2024

The committee oversaw and led an external auditor selection process according to applicable regulation in order to propose the appointment of our external auditor at the 2026 AGM. After a rigorous and competitive selection process, the committee recommended the board to propose the appointment of PricewaterhouseCoopers.
We monitored the independence and effectiveness of the Internal Audit function as part of our fundamental duties, ensuring the resources to fulfil its responsibilities, including the need to complement the existing workforce with new skillsets and expertise. We remained cognisant of the importance of allowing for the appropriate level of flexibility when overseeing the internal audit plan execution, to ensure that we are well prepared for any new challenges and associated risks.
As we have done in previous years, we proactively shared emerging themes, concerns and views with our subsidiary audit committees on an ongoing basis, which enabled us to harness their vast collective expertise and helped to further instil our ‘One-Santander’ vision.
In January 2024, the succession process for a new Group Chief Audit Executive was invoked in order to identify a suitable successor for Juan Guitard, after almost ten years in the role. The committee conducted a rigorous process in coordination with the nomination committee, which resulted in the appointment of Julia Bayón (former Head of Business Legal, CIB Legal, and Vice-Secretary of the board), as new Group CAE. Julia brings different skills that will enrich the role. I wish her all the best and the committee is confident on her success in this new position. In turn, I would like to thank Juan for so many years of excellent performance, his strong commitment to the Group, and especially, for his assistance to the committee I have the privilege to chair."

Germán de la Fuente Chair of the audit committee

"During 2024, the committee continued to benefit from a comprehensive mix of experience and skills, and each provided appropriate advice and challenge to the top management. I would like to expressly thank Pamela Walkden, who chaired the committee during the last four years until I took over in March 2024. Her devotion and excellent service have been key for discharging our responsibilities. Pamela remains a member of the committee, offering her experience and commitment. Our smooth transition has facilitated the ongoing effectiveness of the committee, ensuring that its role is discharged in the most tangible and effective manner. As part of that, we received confirmation on our overall alignment with the provisions of the new CNMV Technical Guide on audit committees and we are taking proactive steps to remain fully prepared for the implementation of the CSRD in Spain.
The committee maintained its focus on the effective oversight of the financial information integrity and the internal controls and kept a professional and open relationship with the external auditor. Specifically, we oversaw the change of reporting of financial results to global businesses as primary segments to effectively align the way we report with the manner we manage the Group. Non-financial information also remained high on our agenda last year and, in particular, we discussed at length on the need to maintain robust processes and controls in the current complex legislative framework, and monitor the greater independent assurance required going forward.

COMPOSITION

Position		Category	Appointed on
Chair	Germán de la Fuente	Independent	21/04/2022A
Members	Homaira Akbari	Independent	26/06/2017
	Henrique de Castro	Independent	21/10/2019
	Belén Romana	Independent	22/12/2015
	Pamela Walkden	Independent	29/10/2019
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 March 2024.
The board of directors appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.
According to SEC Regulation S-K, committee Chair Germán de la Fuente is considered a financial expert based on his credentials, extensive experience in accounts auditing and strong expertise in accounting and internal and risk control, as well as in the banking industry.

TIME ALLOCATION
In 2024, the committee held 15 meetings, including four joint sessions with the risk supervision, regulation and compliance committee. See 'Board and committee preparation and attendance' in section 4.3 for members' attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee's approximate time allocation in 2024:
Annual report 2024    279

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties and activities in 2024
This section summarizes the audit committee's activities in 2024.

Duties	Actions taken
Financial and non-financial information
Review the financial statements and other financial information
•Reviewed the individual and consolidated annual financial statements and directors' report for 2024, as well as consolidated half-yearly financial report, and submitted them to the board for approval. Monitored compliance with legal requirements and accounting principles, and ensured that the external auditor issued a report on the effectiveness of the Group’s system of internal control over financial reporting (ICFR).
•Reviewed quarterly financial information (dated 31 December 2023, 31 March, 30 June and 30 September 2024, respectively), inclusive of reporting five global businesses as primary segments, prior to board approval and subsequent release to the market and supervisory bodies.
•Reviewed supplementary financial information to the annual report: the Universal Registration Document filed with the CNMV; Form 20-F and Form 6-K filed with the SEC.
•Verified, on a quarterly basis, the consistency of the financial information published on our website and the CNMV’s website (when required), ensuring that it was up to date and consistent with the information approved by the board.

Review the non-financial information
•Oversaw and assessed the preparation and reporting processes of non-financial information, including sustainability information, in coordination with the responsible banking, sustainability and culture committee and informed the board accordingly.
•Received regular updates from the Group Chief Accounting Officer (CAO) and the Head of Sustainability on progress with sustainability reporting within the Group, including the associated scope of metrics and action plans and the impacts of the CSRD. As part of this, acknowledged the future requirement to appoint a verifier of sustainability information and associated governance upon implementation of the CSRD in Spain.
•Reviewed the Climate Finance and Green Bond reports in coordination with the responsible banking, sustainability and culture committee, prior to their submission to the board for approval, assessing the integrity of such disclosures and the review conducted by the external auditor.
•Endorsed the Pillar III disclosures report and submitted to the board for approval.

Information on applied tax policies
•Was informed by the Head of Tax on applied tax policies based on Spain's Code of Good Tax Practices, prior to their submission to the board for approval, as well as on the annual review of the tax strategy and policy tax risk management and control.
•Was informed on the filing of the 2023 Tax transparency report to the Spanish tax agency (Agencia Estatal de Administración Tributaria).

Relations with the external auditor
Information on the external audit plan
•Received updates on the planning, progress and execution of the audit plan, including the work conducted in connection with the non-financial information.
•Was informed of the impact of legal and regulatory developments in connection with financial and non-financial information, as well as their relevance regarding timelines and assurance scope of the independent external verification.
•Obtained the external auditor's confirmation of its full access to all information necessary to conduct the audit.
•Analysed the audit reports for the annual financial statements before the external auditor submitted them to the board. It also received the external auditor's additional report explaining the results of the audit conducted, in accordance with the applicable regulation.

Interaction with the external auditor
•The lead audit partner, who met regularly with the committee Chair, was invited to all committee meetings, which facilitated effective communication between the external auditor and the board. In addition, the committee met him without executives present to ensure a fluent communication and the independent performance of its function.

Assessment of the external auditor’s performance
•Conducted the final evaluation of the external auditor's performance and how it has contributed to the integrity of the financial information based on, among other parameters: its knowledge of the business, the quality and efficiency of its services and sufficiency of resources (including the composition and level of seniority of the team involved); the frequency and quality of its communications; its independence; transparency reports and quality controls; and the opinions of the audit committee Chairs and the controllers of the main subsidiaries or relevant subgroups within the Group.
•Received the 2024 PwC Transparency report from the lead audit partner, who also informed the committee about the public outcomes of quality controls conducted by the ICAC or other supervisors and other relevant investigations.

Annual report 2024    280

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
External auditor independence
PwC’s remuneration for audit and non-audit services	•Monitored PwC’s remuneration, including the following fees for audit and non-audit services provided to the Group:
	EUR million
		2024	2023	2022
	Audit	120.1	117.5	115.4
	Audit-related services	13.6	8.6	6.4
	Tax advisory services	0.9	1.6	0.5
	Other services	7.4	5.9	4.8
	Total	142.0	133.6	127.1

The audit and main non-audit services included for each item in the above breakdown are detailed as follows:
•Audit services: audit of the individual and consolidated financial statements of Banco Santander and its subsidiaries (which PwC or another network firm is the external auditor); audit of the interim consolidated financial statements of Banco Santander; integrated audits prepared in order to file the Form 20-F with the SEC and the internal control audits (SOx) for required Grupo Santander's entities; limited reviews of financial statements; and regulatory reports to the external auditors on Grupo Santander’s entities.
•Audit-related services: issuance of comfort letters, verification services of financial and non-financial information (as required by regulators) and other reviews of documentation to be submitted to domestic or foreign authorities that, due to their nature, are typically provided by the external auditor.
•Tax services: tax compliance and advisory services provided to Group companies mainly outside Spain, which have no direct effect on the audited financial statements and are permitted in accordance with the applicable independence regulations.
•Other services: agreed-upon procedure reports, assurance reports and special reports performed under the accepted profession's standards; as well as other reports required by the regulators.
The 'Audit' heading includes the fees for the year's audit, regardless of the date the audit was completed. Any subsequent adjustments, which are not significant, are shown in note 47.b) in the 'Notes to the consolidated financial statements' for each year for comparison purposes. The fees corresponding to the rest of the services are shown by reference to when the audit committee approved them.
•Verified that the ratio of PwC's fees paid for all services for Banco Santander and the Group to its annual revenue in Spain and worldwide did not exceed the 15% limit for three consecutive years. In 2024 the ratio stood at 0.27% of PwC's total revenues worldwide.
•Verified every quarter, according to Regulation (EU) No 537/2014 of the European Parliament and of the Council, that the fees approved in 2024 for non-audit services provided by PricewaterhouseCoopers Auditores, S.L. (PwC), (including for ‘Other services’ and ‘Audit-related services’, and not including services that the external auditor is required to perform under domestic or EU laws) were significantly less than 70% of the average fees paid specifically to PwC in the past three consecutive years for the ‘Audit’ of Banco Santander and its subsidiaries in Spain (not including fees for reviews with more limited assurance than required for accounts auditing, which are included as non-audit services). In 2024, the ratio stood at 25.98%; and it would be 21.49% if services approved for PwC and other firms in its network and provided to Grupo Santander in and outside Spain were included.
See subsection C.1.32 of section 9.1 'Reconciliation with the CNMV’s corporate governance report model' for the reconciled amounts of the above mentioned fees listed, with the numerator and denominator values of each ratio found in section C.1.32 of section 9.2 'Statistical information on corporate governance required by the CNMV'.
•In 2024, Grupo Santander contracted for services by audit firms other than PwC in the amount of EUR 206.2 million (EUR 174.1 and 185.5 million in 2023 and 2022, respectively).

Non-audit services
•Approved, on a monthly basis, all non-audit services rendered by the Group's external auditor verifying that all of them met the independence requirements under Spanish and European regulation and SEC and Public Company Accounting Oversight Board (PCAOB) rules, as well as complying with our internal Policy on the approval of services other than audits provided by the external auditor.

Personal and financial relations
•Received confirmation from PwC that the designated audit team, PwC as the auditor firm, everyone else that forms part of PwC or of other firms in its network, including all applicable extended relations to them complied with the requirements on external auditor independence, analysing possible threats and taking appropriate safeguarding measures in line with their internal policies and procedures.
•Received information about the results of the internal review, carried out every six months, according to our internal regulation, on possible financial ties between Grupo Santander and PwC and its related parties, which concluded that no existing ties compromised the independence of PwC as external auditor.

Annual report 2024    281

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
External auditor independence report
•Verified the external auditor's independence prior to the issuance of the 2024 auditor’s report on the financial statements, considering:
•the remuneration it has received for audit and non-audit services;
•all non-audit services rendered by the external auditor; and
•the personal circumstances and financial dealings, that the external auditor or persons performing the audit may have with the Group.
•Received written confirmation from PwC of its independence from Grupo Santander in accordance with applicable European and Spanish law and the SEC and the PCAOB rules.
•Concluded that, in its opinion, it had no objective reason to question the external auditor's independence and issued this annual report on its independence.

External auditor mandate
Re-election
•Proposed to the board, for approval, and subsequent submission to the 2025 AGM, the re-election of PwC as external auditor of Banco Santander and its consolidated group for financial year 2025, which will be the tenth and final year of PwC's initial mandate as the Group's external auditor. Since 2021, the lead audit partner has been Julián González, PwC's banking sector audit leader who has experience as a global group audit partner (mainly in Spain and the UK) and a strong background in the Spanish financial sector. He also regularly participates in various international forums on banking supervisory and regulatory forums.

Selection process
•Oversaw a rigorous and comprehensive selection process, through a public tender according to applicable regulation, to propose to the board the appointment of the external auditor for Banco Santander and its consolidated group's at the 2026 AGM, after PwC's ten-year mandate ends.
•Received the favourable opinion from Internal Audit function on the transparency, objectivity and independence of the selection process conducted.
•Rated PwC's proposal the best for its technical offer, assigned team, and economic terms, among other parameters, and recommended selecting it, as preferred firm, to the board for approval and, subsequent, to propose its appointment as external auditor of Banco Santander and its consolidated group at the 2026 AGM.

Internal audit
Oversight of the Internal Audit function
•Supervised the Internal Audit function and ensured its independence and effectiveness in 2024.
•Reviewed the external quality assessment performed by the Institute of Internal Auditors in Spain to continue ensuring the effectiveness of the function and its alignment with best practice and Global Internal Audit Standards.
•Oversaw, in coordination with the nomination committee, the selection process of the Group Chief Audit Executive (CAE) which resulted in the proposal to appoint Julia Bayón to the nomination committee and to the board. Monitored her onboarding process to ensure its robustness, enabling her to be truly effective in her role.
•Invited the CAE to all committee meetings and held two private sessions with her without other executives or the external auditor present. The committee also invited additional internal audit officers to meetings throughout 2024, when required.
•Endorsed the 2024 Internal Audit function budget, ensuring that the function had the resources and skillsets needed to discharge its duties effectively.
•Reviewed and approved the Internal Audit function strategic plan for 2024-2027.
•Was kept apprised of the initiatives launched and hubs created to improve the efficiency of Internal Audit's work and associated digital initiatives, including artificial intelligence capabilities.
•Assessed the preparedness and effectiveness of the Internal Audit function to fulfil its duties.
•Endorsed the former and new CAE's 2024 objectives for onward submission to the board for approval. Reviewed their performance against those objectives and reported the results to the remuneration committee and to the board to set their variable remuneration.
•Verified the suitability of the subsidiary CAEs, in coordination with the Group nomination committee.

Monitoring of internal audit activities
•Reviewed the annual internal audit plan for 2024 and submitted it to the board for approval, ensuring that it covered the Group's relevant risks, with a key focus on credit risk, third party risk management, model risk and financial crime compliance, among others; and oversaw its progress with internal audit recommendations and ratings of businesses, units and corporate functions. Each subsidiary CAE reported to the committee at least once in 2024.
•Received regular information on internal audit activities carried out in 2024, monitoring progress in audit ratings, and further promoting a continued focus on maintaining a robust control environment; and conducted an additional review of issued audit reports, requiring certain areas to present their action plans.
•Continued promoting the first line’s further involvement in internal audit recommendations and ensured that senior management and the board understood the conclusions of internal audit reports.
•Received holistic reviews of internal audit coverage of cybersecurity, IT risks, financial crime, sustainability, model risk, credit risk, capital and solvency, operational risk, access control and vendor management, among other topics, to ensure proper oversight, with first and second line of defence representatives invited to provide additional feedback, as appropriate.

Annual report 2024    282

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Internal control systems
Monitoring the effectiveness of internal control systems
•Received information on the Group's internal control system and monitored related action plans, together with the internal control strategic plan, including those associated with sustainability reporting.
•Received reports and certification on the Group’s 2023 internal control system (ICS) and assessed its effectiveness in compliance with the CNMV's (ICFR) and the SEC's (SOx) regulations.

Other activities
Coordination with Risk and with Compliance
•Held four joint meetings with the risk supervision, regulation and compliance committee to review risk, compliance and internal audit aspects of the global businesses and subsidiaries, with first line of defence representatives present.
•Received information in a joint meeting with the risk supervision, regulation and compliance committee on the Group's whistleblowing channel (Canal Abierto) with a special focus on matters within the committee's remit to ensure the Group's culture empowers employees and other persons related to Banco Santander to speak up, be heard and report irregular practices without fear of reprisal.
•Collectively discussed with the risk supervision, regulation and compliance committee additional topics of mutual interest, such as risk culture and the internal control environment, and received an update on internal audit matters of the Risk and Compliance functions.
•Received biannual reports on the main legal contingencies, associated provisions and applicable public information, in coordination with the risk supervision, regulation and compliance committee.
•Invited the CRO to all 2024 committee meetings.
•The Chairs of the audit committee and of the risk supervision, regulation and compliance committee remained in constant communication, ensuring ongoing coordination and collaboration.
•Received reports from Santander España's joint audit and risk committee on the main items covered at the meetings throughout the year.

Committee's operation and effectiveness
•Reviewed the CNMV's Technical Guide 1/2024 on audit committees at public-interest entities, acknowledging the committee's overall alignment with its recommendations, and endorsed specific actions mainly on sustainability-related matters to be taken following the implementation of the CSRD in Spain.
•Invited subsidiary audit committee chairs to specific committee meetings throughout the year. In turn, the committee Chair attended specific subsidiary audit committee meetings to further enhance communication between them.
•Held a subsidiary audit committee Chairs convention at our headquarters in Boadilla del Monte to foster further collaboration across the Group. For more details, see 'Group and subsidiary board relations' in section 1.2.

Related-party and corporate transactions
Creation or acquisition of special-purpose vehicles and entities based in countries considered non-cooperative jurisdictions
•Was informed of the activities of the Group’s offshore entities by the Head of Tax, providing this information to the board. See note 3.c) in the 'Notes to the consolidated financial statements'.
•Reported favourably to the board, for its approval, on proposals to create or acquire interests in entities domiciled in non-cooperative jurisdictions or in special purpose entities and received the Special Purpose Entities Annual Update.

Authorization and oversight of related-party transactions
•Reviewed the details and balances of the related-party transactions reported in the annual and half-yearly financial statements. Checked that those transactions were carried out under market conditions.
•Supervised and reported to the board on a bi-annual basis that the related-party transactions, including those authorized with delegated board powers, complied with the law, the Rules and regulations of the board and/or the conditions set by board resolution; verified the alignment with the internal reporting and monitoring procedure and that those transactions met the fairness and transparency requirements established in the aforementioned rules and were fair and reasonable.
•Issued the Related-party transactions report. For more, details see section 4.12 'Related-party transactions and other conflicts of interest'.

Information for general meetings and corporate documents
Shareholder information	•Was represented by the former committee Chair, Pamela Walkden, who reported at the 2024 AGM on the committee's activities in 2023.
Corporate documents for 2024
•Prepared this activities report on 20 February 2025, which includes a performance review of the committee's functions and key priorities identified for 2025. The board of directors approved it on 25 February 2025.

Annual report 2024    283

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2025 priorities
The committee set the following priorities for 2025:
•Continue to supervise the Group's global business and units, from a control perspective with a special focus on those more linked to transformation, in coordination with the risk supervision, regulation and compliance committee, to ensure that appropriate controls remain effective.
•Continue to focus on the oversight of the internal audit plan execution with an ongoing focus on fundamental risks, such as credit risk, cyber, third party risk management and risk derived from emerging technologies such as artificial intelligence.
•Remain focused on the independence and effectiveness of the Internal Audit function, ensuring its preparedness to fulfil its duties, including the required resources, skills and expertise of its people.
•Continue to monitor the implementation of the CSRD in Spain and the appointment of the verifier of sustainability information. In addition, remain focused on the overall analysis and reporting processes for the non-financial information, including sustainability information, and its associated integrity, to meet increasing stakeholder expectations, in coordination with the responsible banking, sustainability and culture committee.
•Remain focused on ensuring that the committee discharges its role in the most tangible and effective manner.
Annual report 2024    284

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.6 Nomination committee activities in 2024

footprint to remain sighted on the depth of talent within the Group. However, we understand that we also need to attract external talent required to deliver our strategic targets. For such purposes, the committee remained focused on ensuring the suitability of the new profiles and the creation of an inclusive workplace that facilitates a more diverse composition of our top management and its success.
In line with our commitment to continuous governance improvements, the committee monitored the effective implementation of the action plan derived from the 2023 board effectiveness review, with was conducted with the assistance of an external expert. We also conducted an internal evaluation of the board and its committees in 2024 with a view to improving our overall effectiveness, where possible. We were pleased with the results which concluded that the board continues to operate effectively, with an efficient committee structure, and that management positively values the constructive challenge and the contribution they get from the board as a whole.
We consider that effective Group-wide governance is an essential element of business success and strategy execution. As a result, corporate and internal governance has been a key feature in the year, driving continuous improvement across the Group and ensuring adequate oversight and control of subsidiary operations. The committee has tracked governance developments and the implications for the Group and kept these under continuous review. As a good example of the continuous adaptation to current trends, the committee recommended the organization of a virtual only AGM in 2025, after checking that the measures in place fully preserved shareholders rights. A virtual AGM should foster the active participation of our shareholders, assuring their equal treatment since eliminating the differences between those attending physically and remotely, and will be more consistent with our sustainability policy, since it will avoid travel to where the AGM would take place otherwise.
Looking ahead, we will continue working on ensuring that we have the best team and robust governance in place, leveraging on our strong culture to attract, develop and retain the best people to support our transformation".

Belén Romana Chair of the nomination committee

"The committee plays a key role overseeing that both the board and the executive team are well placed to help the Group achieves its strategic goals. As part of that, we continued to apply and supervise succession arrangements for the board as a whole so that succession planning more generally continued to be discharged in an effective manner. We have carefully analysed board composition, ensuring that its depth of skills and experience remained optimal to contribute to the Group's success.
In addition, in 2024 we analysed committee composition more broadly, to ensure that committees remained well equipped to discharge their duties, balancing continuity, refreshed membership and time commitment, relevant skills and experience, and value added. As part of that, the committee continued to benefit from a great mix of experience and skills, complemented with the appointment of Carlos Barrabés as a member in June 2024. In addition, we recommended specific committee Chair rotation movements to the board, evidencing once again the strength and depth of expertise of its members. I would like especially to thank Bruce Carnegie-Brown for his service over the last years as Chair of the committee until I took over in March 2024, when he stepped down from the board.
The committee devoted significant time to senior executive succession planning in 2024 to ensure that we have the appropriate people to lead and execute our transformation strategy. We also remain committed to the continued development of our internal succession pipeline. As part of that, the board held two informal sessions with top talent across our

COMPOSITION

Position		Category	Appointed on
Chair	Belén Romana	Independent	01/01/2024A
Members	Carlos Barrabés	Independent	27/07/2024
	Sol Daurella	Independent	23/02/2015
	Gina Díez Barroso	Independent	22/12/2021
	Glenn Hutchins	Independent	20/12/2022
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 March 2024.
The board of directors appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scopes. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2024, the committee held 13 meetings, including one joint session with the risk supervision, regulation and compliance committee. See 'Board and committee preparation and attendance' in section 4.3 for members' attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2024:
Annual report 2024    285

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties and activities in 2024
This section summarizes the nomination committee's activities in 2024.

Duties	Actions taken
Board and committees composition and succession planning
Selection and succession of the board and its committees
•Ensured board member selection procedures guaranteed directors’ individual and collective suitability; fostered diversity in its broadest sense; and analysed the required expertise, skills and time commitment for effective board membership.
•Continued to oversee, together with the Executive Chair, succession planning activities for the board.
•Assessed the composition of the committees and the international advisory board in order to ensure they had the right skills and experience to perform their duties successfully and proposed composition changes for certain committees to further enhance their performance and ongoing effectiveness. For more details, see 'Changes to the committees' in section 1.1.
•Continued monitoring the board's overall skills and competencies, therefore ensuring that the collective board and its committees composition remained appropriate to oversee and lead the strategic direction of the Group.

Appointment, re-election and ratification of directors
•Considered areas of expertise and experience required to complement the board by reference to the board skills and diversity matrix as well as the annual board effectiveness review in order to target appropriate searches and recruitment.
•Ensured that any proposed appointment had been drawn from a depth of candidate pool which recognised diversity in its broadest sense, therefore ensuring the best possible outcomes.

Annual verification of directors' status
•Verified each director category (i.e. executive, independent and other external) and submitted a proposal to the board for it to be confirmed or reviewed in the annual corporate governance report and at the 2025 AGM. For more details, see section 4.2 'Board composition'.
•Assessed directors’ independence, verifying that there were no significant business ties between the Group and companies in which they are, or have been, significant shareholders, directors or senior managers, in particular regarding financing extended by the Group to such companies. In all cases, the committee concluded that existing ties were not significant because (i) financing (a) did not constitute economic dependency for such companies because other sources of funding were available, and (b) was consistent with the Group’s share of the relevant market; and because (ii) business ties did not reach comparable materiality thresholds used in other jurisdictions as benchmarks (e.g. New York Stock Exchange (NYSE), Nasdaq and Canada’s Bank Act), among other reasons.

Directors' potential conflicts of interest and other professional activities
•Examined the information provided by directors about their intention to carry out other professional activities or positions outside the Group and the related time commitment and concluded that those commitments were compliant with applicable legislation regarding the maximum number of directorships they may hold, and did not interfere with their obligations as Banco Santander directors nor entail any conflict of interest.

Director induction, training and development programmes
•Assessed the effectiveness of the director induction, training and development programmes, guaranteeing that such programmes are designed according to each director’s circumstances and needs.
•Identified areas for improvement and additional topics for the 2025 board training programme.

Senior management succession planning and effectiveness monitoring, talent and related activities
Succession planning for executive directors and senior management
•Oversaw the discipline applied to senior executive succession planning, which included key positions in subsidiaries, and made sure plans were orderly being implemented through a rigorous, transparent, merit-based and objective process that promotes diversity in its broadest sense.
•Oversaw appointments of key positions and monitored the effectiveness of the top management succession plans.
•Endorsed the proposed changes to the Group succession policy for senior executives to enhance process robustness with a more strategic approach, improving effectiveness and simplicity.

Appointment of senior management team members	•Recommended specific appointments, later agreed by the board, in coordination with certain committees, as needed. For more details, see section 5. 'Senior management team'.
People and culture
•Recommended the full integration of Human Resources and Talent functions under the common leadership of the Global Head of People and Culture.
•Discussed People and Culture's activities to continue supporting progress on inclusive culture, in coordination with the remuneration and the responsible banking, sustainability and culture committees.
•Assessed and challenged proposals on senior executives' mission, career development plans, mobility and talent retention initiatives Group-wide.

Governance
Board effectiveness review
•Reviewed the execution of the action plan to address the areas for improvement revealed in the 2023 board effectiveness annual review, which was conducted with the collaboration of an independent external consultant.
•Oversaw the 2024 board effectiveness review, which was conducted internally, and endorsed the resultant action plan. For more details, see 'Board effectiveness review in 2024' in section 4.3.

Annual report 2024    286

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Corporate governance
•Reviewed the key highlights of the 2024 AGM.
•Analysed evolving practices and market trends with regard to the general shareholder meeting format (either physical, hybrid or fully virtual), and requested updated information on our investors and proxy advisors' insights and experiences in this respect to be considered in the proposal to the board on the format for the 2025 AGM. In view that (i) the Bank has several million shareholders very diversified geographically, only a few dozen of which attend the general meetings in person, and holding a virtual-only meeting allows to offer all of them the same opportunities to participate, ensuring their equal treatment; (ii) the remote participation platform developed by the Bank as part of its digitalization process proved to be ideal during the pandemic, as it replicates the functioning of a traditional shareholder meeting and safeguards the exercise of shareholders' rights at the same level as in a physical or hybrid meeting; (iii) holding a virtual-only meeting is aligned with the current digital paradigm, which is shown by the experience of countries such as the United States, Canada or Germany where virtual-only meetings are a majority practice among major listed companies, and which is also attested by the evolution of Spanish legislation and the broad support of the amendment of our Bylaws to allow for virtual-only meetings received from our investors at the 2021 AGM; and (iv) the feedback received from institutional investors during the corporate governance roadshow hosted by our Lead Independent Director, who also had open communication with proxy advisors on this topic; the committee concluded that there are well-grounded reasons and sufficient assurance regarding the effectiveness of shareholders rights for holding a virtual-only 2025 AGM, and recommended to the board to call it in this format, taking into account that this does not necessarily mean that future AGMs will be virtual-only.
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
•Verified the independence of the external advisers hired by the committee and the remuneration committee in 2024, analysing their services and the amounts they received, among others.
•Reviewed the annual corporate governance report to verify that information contained therein conforms to the applicable law and assisted the board in the periodic review of our corporate governance system for the board to fulfill its mission to promote the corporate interest and consider stakeholders' expectations.

Internal governance
•Monitored the split of the roles and responsibilities between the Executive Chair and the CEO to ensure its ongoing effectiveness and alignment with the board approved allocation of the same. For more details, see 'Structure of the board' in section 4.3.
•Assessed the suitability of certain proposed key position appointments at Group and subsidiary level, subject to the Group’s appointments and suitability procedure.
•Oversaw subsidiary board composition to ensure consistent suitability in line with expectations across the Group.
•Endorsed Group director nominations for subsidiary boards to ensure they were suitable and correctly perform their duties.
•Verified the suitability of the subsidiary CAEs, and CROs and CCOs with the Group audit and risk supervision, regulation and compliance committees, respectively.
•Remained apprised on new governance regulation, trends, best practices and implications for the Group, as well as on the actions taken to simplify and streamline internal regulation and executive level governance bodies' effectiveness with no loss of governance.
•Verified that subsidiaries followed the provisions of the GSGM relating to board and committee structure and their functions pursuant to best practices. In addition, the committee tracked subsidiary actions and progress in implementing internal regulation required by the Group. For more details, see section 7. 'Group structure and internal governance'.
•Analysed the outcomes of the subsidiary board and board Chairs annual effectiveness reviews.

Suitability assessment
Suitability assessment of directors, senior management and key positions
•Conducted the annual suitability assessment of directors, senior management, heads of internal control functions and the Group's key position holders, confirming their continued business and professional good reputes and appropriate knowledge and experience to perform their duties.
•Concluded that board members continue to discharge good governance, having analysed notifications from them regarding their other professional obligations, confirming that they are able to devote the necessary time and have no conflict of interest; and overseeing directors' attendance at board and committee meetings, ensuring that it did not fall below 75% and, in the specific cases of lower attendance, that absences were duly justified and do not undermine their capacity to devote sufficient time to discharge their duties. Furthermore, average board attendance was verified as 98%. For more details, see 'Board and committee preparation and attendance' in section 4.3.
•Analysed and informed the board of potential circumstances or unforeseen situations affecting directors over the course of the year that could harm the Group's credit and reputation and, in particular, legal proceedings in which a director is subject to investigation. Based on the information received from said director on the events under investigation, and given the stage of proceedings, the nomination committee concluded that the director remained suitable to exercise his duties, though the committee will continue to monitor the case.

Annual report 2024    287

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Information for general meetings and corporate documents
Shareholder information	•Was represented by the former committee Chair, Bruce Carnegie-Brown, who reported at the 2024 AGM on the committee's activities in 2023.
Corporate documents for 2024
•Prepared this activities report on 24 February 2025, which includes a performance review of the committee's functions and key priorities identified for 2025. The board of directors approved it on 25 February 2025.

2025 priorities
The committee set the following priorities for 2025:
•Continue to supervise succession arrangements for the board as a whole, playing an important role in ensuring that succession planning more generally is discharged in an effective manner. Continue to take its proactive approach to board refreshment and associated succession planning, considering previous board effectiveness review outcomes and other relevant factors.
•Keep a proactive focus on senior executive succession planning based on the Group’s strategic needs, and the potential challenges the business may face, maintaining our attention to the continued development of our internal succession pipeline and to a merit-based culture of equal opportunity and inclusion. Ensure that people and other talent related risks are properly understood and addressed in coordination with the risk supervision, regulation and compliance committee.
•Continue to promote that leadership and talent traits and associated characteristics as a catalyst of The Santander Way, ensuring that it serves as the glue to keep everyone committed together to the transformation. Further promote an inclusive workplace to facilitate the success of our senior leaders and teams.
•Keep our corporate governance arrangements under constant review to make sure they continue to consider all stakeholders’ interests with strategic relevance for the Group by closely monitoring shareholder engagement and, together with the Lead Independent Director, by taking into account their feedback and insights. In particular, monitor shareholder experience and results of the 2025 AGM, including the feedback received on the format under which it was held and reporting on this to the board.
•Monitor the implementation of CSRD in Spain and assess changes to the internal regulation that may be required in coordination with the audit committee.
•Remain focused on ensuring that the board and its committees discharge their role in the most tangible and effective manner. As part of that, monitor the effective implementation of the action plan derived from the 2024 board effectiveness review, in line with our commitment to continuous governance improvements.
Annual report 2024    288

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.7 Remuneration committee activities in 2024

Taking account of the support received for our remuneration policy at the 2024 AGM, we met during the year with our largest shareholders and their proxy advisers to explain our compensation philosophy and to gather feedback. The remuneration committee discussed the lessons from this consultation and made a series of adjustments to our incentive plans that strengthen the alignment between pay and long-term performance. Additionally, we have expanded our disclosure to provide more detail on the committee’s process for determining pay and selecting appropriate pay comparators, given our global scale and peer group.
In coordination with the nomination committee, we continued to focus on fairness across the Group, ensuring the avoidance of pay gaps, meeting all relevant requirements and making fulsome disclosure. An external review has affirmed that the Group’s policies, procedures, and practices fully comply with applicable legislation.
Committee members bring diverse expertise, providing valuable insights and challenges to management that enhance our decision-making and oversight. During the year, we strengthened our committee by the including a new director, Antonio Weiss, as a member.
Looking ahead, we remain committed to ensuring that the Group can attract and retain the very best talent to drive our success and deliver long-term, sustainable value for all our stakeholders. To this end, we intend to continue our dialogue with shareholders and other key stakeholders who share our interest in the prosperity of the Group".

Glenn Hutchins Chair of the remuneration committee

"The committee is guided by key principles, which include shareholder value, meritocracy, risk management and fairness. Aligned with these principles, our remuneration philosophy is focused on strengthening our employee value proposition while meeting regulatory expectations and serving the best interests of all stakeholders. Our goal is to implement our remuneration policies and plans in a manner that serves these interests across our entire global footprint.
Critical to creating shareholder value is our capacity to attract, develop and retain the best talent world-wide to support our transformation. We compete in a global market for skills not just with the world’s largest financial institutions but also with the biggest and most successful technology companies. Our ability to offer market-based compensation for our top talent is vital to our capacity to compete and succeed.

COMPOSITION

Position		Category	Appointed on
Chair	Glenn Hutchins	Independent	20/12/2022
Members	Sol Daurella	Independent	23/02/2015
	Henrique de Castro	Independent	29/10/2019
	Antonio Weiss	Independent	01/01/2025
	Luis Isasi	Other external	19/05/2020
Secretary	Jaime Pérez Renovales
A. Committee Chair since 1 October 2023.
The board of directors appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2024, the committee held 14 meetings, including one joint session with the risk supervision, regulation and compliance committee. See 'Board and committee preparation and attendance' in section 4.3 for members’ attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee's approximate time allocation in 2024:
Annual report 2024    289

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties and activities in 2024
This section summarizes the remuneration committee's activities in 2024.

Duties	Actions taken
Remuneration schemes and policies
Remuneration policy for executive directors, senior management and other key executives
•Remained focused on simplifying executive directors and senior management remuneration, shaping remuneration schemes consistent with our Simple, Personal and Fair values, with a special focus on shareholder value creation.
•Recommended the 2023 individual variable remuneration for senior management, based on annual performance targets and their weightings as set by the board.
•Proposed to the board the global annual executive variable remuneration for 2024 (payable immediately and deferred executive remuneration), based on achievement of previously set quantitative and qualitative targets. In addition, reviewed the ex-ante risk adjustments of total variable remuneration assigned to the global businesses and units, based on actual risk outcomes and their management, in conjunction with the risk supervision, regulation and compliance committee.
•Recommended to the board the annual performance indicators to calculate variable remuneration for 2025 with limited variations versus the previous year in order to maintain focus on risk, Group-wide collaboration and shareholder value creation, among others.
•Set the achievement scales for the annual and multi-year performance targets and weightings for submission to the board.
•Reviewed and considered the results of the say on pay at our 2024 AGM, as well as the feedback received from top shareholders and major proxy advisory firms, proposing to the board a remuneration policy for 2025, 2026 and 2027 that includes changes compared to the existing policy to strengthen its alignment with shareholders’ expectations.

Assist the board of directors in supervising compliance with remuneration policies
•Checked that remuneration schemes were aligned with the Group's performance, corporate culture, risk appetite and applicable regulation, and created no incentive to breach risk appetite.
•Reported to the board on Group remuneration practices and assessed their effectiveness, receiving confirmation on their alignment with the Group remuneration policy.
•Reported to the board on an external advisor assessment of the remuneration policy that concluded that the Group's policies, procedures and practices comply with the regulatory requirements for credit institutions.
•Reviewed the adoption of ex-post risk adjustments, including the application of malus and clawback arrangements within the Group.

Director remuneration policy report
•Reviewed the Lead Independent Director’s report on engagement with key shareholders and proxy advisors regarding executive director remuneration.
•Reviewed and proposed to the board the annual directors' remuneration report for an advisory vote at the 2024 AGM.
•Assisted the board in overseeing compliance with the director remuneration policy.
•Positively recommended the directors' remuneration policy for 2025, 2026 and 2027 that will be submitted by the board of directors at the 2025 AGM as a separate item on the agenda pursuant to Article 529 novodecies of the Spanish Companies Act and is an integral part of the director remuneration policy report. See sections 6.4 Directors' remuneration policy for 2025, 2026 and 2027' and 6.5 'Preparatory work and decision-making for the remuneration policy; remuneration committee involvement'. As part of that, the committee considered the voting results of the remuneration proposals at the 2024 AGM, the inputs from shareholder and stakeholder engagement during the year. It also considered any recommendations from regulators, legal requirements or applicable regulation concerning remuneration matters and verified that the policy is consistent with the Group's culture and Simple, Personal and Fair values. The main changes incorporated in the policy compared to the previous one include four key actions in the variable remuneration scheme:
•increase in the component paid in instruments from 50% to 60%;
•raise of the minimum long-term metric on relative TSR threshold for vesting from percentile 40% to percentile 50%;
•increase of the weight of the long-term metric on relative TSR from 40% to 50%; and
•enhancement of the weight of long-term metrics from 36% to 40%.
Further detail on the committee's process for setting and reviewing the remuneration policy is provided.
•Confirmed that the directors' remuneration policy for 2025, 2026 and 2027 is consistent with the remuneration scheme set out in the Bylaws.

People and culture
•Reviewed gender pay gap reduction and equal pay with a view to promoting greater diversity in its broadest sense.
•Reviewed internal 'equal pay for equal work' data against the previous year and targets and focused on measures to enhance them in each unit.
•Discussed People and Culture activities, with a key focus on the avoidance of associated pay gaps, in coordination with the nomination and the responsible banking, sustainability and culture committees.

Annual report 2024    290

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Remuneration of senior management and other key executives
Performance reviews
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
Share plans
•Submitted a proposal to the board for approval and subsequently for vote at the 2024 AGM on remuneration plans that involve the delivery to executive directors of shares (deferred multiyear target variable remuneration plan; deferred and conditional variable remuneration plan; application of the Group buy-out policy).
•Analysed and submitted to the board tailored incentive schemes for different units to drive talent retention and alignment with the Group’s strategic priorities.

Remuneration of directors
Individual remuneration of directors in their capacity as such
•Reviewed the directors’ remuneration in their capacity as such, based on the positions they held on the collective decision-making body, their membership and attendance at committee meetings, benchmark information and other objective circumstances and submitted to the board the relevant proposals. For more details, see section 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2024'.

Remuneration of Identified Staff
Remuneration of executives who are Identified Staff
•Reviewed the number of executives who are part of the Identified Staff (Material Risk Takers) in 2024 pursuant to applicable law, trends versus previous years and fixed and variable remuneration ratios for control functions to ensure they remained consistent with regulation and targets.
•Set key remuneration components for Identified Staff in coordination with the risk supervision, regulation and compliance committee.
•Submitted a proposal to the board, for subsequent submission to the 2024 AGM, regarding the approval of maximum variable remuneration of up to 200% of the fixed component for certain Identified Staff, including executive directors and senior management.
•Checked that remuneration schemes supported attraction and retention of key talent to help drive the Group's strategy, the application of the incentives implemented in the Group, and the level of achievement of long-term deferred remuneration metrics.

Governance
Coordination with subsidiaries
•Received information on remuneration practices, trends and challenges in different local markets.
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

Information for general meetings and corporate documents
Shareholders information	•Was represented by the former committee Chair, Bruce Carnegie-Brown, who reported at the 2024 AGM on the committee's activities in 2023.
Corporate documents for 2024
•Prepared this report on 24 February 2025, which includes a performance review of the committee's functions and key priorities identified for 2025. The board of directors approved it on 25 February 2025.

Annual report 2024    291

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2025 priorities
The committee set the following priorities for 2025:
•Keep incentive measures under continuous review to ensure that they continue to incentivize shareholder value creation and remain aligned with our organization based on five global businesses and with our solid risk management and control model. This includes a continued focus on customers, sustainable profitability and our corporate culture and behaviours.
•Continue to monitor trends and best practices in executive remuneration to further enhance our employee value proposition, promoting effective attraction and retention of key talent to deliver the Group's strategy while maintaining focus on investors and proxy advisors’ expectations.
•Keep our performance management system under constant review, with a set of conversations planned between managers and teams to bring attention to what we do and how we do it, all within a solid risk culture, while driving everyone's development.
•Continue working with the nomination committee on supporting progress on inclusive culture, ensuring the avoidance of pay gaps in this regard.
•Remain focused on ensuring that the committee discharges its role in the most tangible and effective manner.
Annual report 2024    292

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.8 Risk supervision, regulation and compliance committee activities in 2024

Compliance and conduct risk, and in particular, financial crime has been a key feature of the committee’s work during the year. We oversaw the positive progress made on our One FCC programme implementation across the Group and reviewed sanction screening activity. The valuable discussions held provided useful and constructive challenge to management, which will be taken forward in 2025.
We also ran a rigorous selection process in coordination with the nomination committee, which resulted in the appointment of David Hazell as the new Chief Compliance Officer in February 2024. David moved from Santander US to take up this role and the committee looks forward to continuing to work with him as he evolves the Compliance function to further support the Group in its transformation.
The committee remains well equipped to discharge its role with a great mix of experience and skills. We have complemented this with the appointment of José Antonio Álvarez as a member with effect from 1 January 2025. I would also like to thank Belén Romana for her service over the last years as Chair of the committee until I took over in March 2024. I am delighted that Belén is staying on the committee as a member.
In 2024 I have continued to host meetings with the subsidiary risk committee Chairs, exchanging views and best practices, and have also attended a number of the subsidiary risk committee meetings. I believe both of these are important to strengthen subsidiary governance linkages and engagement, as well as effectively utilise the experience and local knowledge. Finally, I would like to thank the Risk and Compliance teams who have put in a huge amount of time and effort to help guide the Group through 2024.
For the coming year we sadly expect a complex geopolitical context to remain. The committee will continue to remain focused and do everything possible to ensure efficient and effective risk management across the Group".

Pamela Walkden Chair of the risk supervision, regulation and compliance committee

"In 2024 the economic and political environment remained dynamic and constantly evolving. We continued to monitor the macroeconomic conditions and arising risks affecting the Group, while remaining vigilant and identifying emerging risks that could impact on our business model.
The committee’s agenda is closely interconnected with the Group’s strategy and operating context. As part of that, risks associated with the transformation of the retail and commercial businesses and the creation of the five global businesses remained as a top priority. We continued to supervise, in coordination with the audit committee, all the Group's global businesses and units, to ensure the robustness of our control environment.
We closely monitored credit risk and non-performing assets; market risk; operational risk; and IT and cyber risks; among others, to ensure they all remain within acceptable limits. Third party risk management was a key area of focus throughout the year in coordination with the innovation and technology committee and it will remain high on our agenda this coming year, reinforced by the alignment with new regulation on operational resilience.

COMPOSITION

Position		Category	Appointed on
Chair	Pamela Walkden	Independent	01/05/2021A
Members	José Antonio Álvarez	Other external	01/01/2025
	Germán de la Fuente	Independent	01/01/2023
	Luis Isasi	Other external	19/05/2020
	Belén Romana	Independent	28/10/2016
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 March 2024.
The board of directors appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2024, the committee held 18 meetings, including one strategy session, four joint sessions with the audit committee, one joint session with the nomination committee and one joint session with the remuneration committee. See 'Board and committee preparation and attendance' in section 4.3 for members’ attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2024:
Annual report 2024    293

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties and activities in 2024
This section summarizes the risk supervision, regulation and compliance committee's activities in 2024.

Duties	Actions taken
Risk
Assist the board in (i) defining the Group's risks policies, (ii) determining the risk appetite, strategy and culture, and (iii) supervising their alignment with the Group’s corporate values
•Reviewed and proposed to the board for approval the annual risk appetite statement proposal for 2024, including new metrics and limits.
•Reviewed risk appetite metrics, compliance with the approved limits and any breaches on a quarterly basis.
•Reviewed the three-year strategic plan, the annual budget and the recovery and resolution plans before the board approved them. Reviewed and challenged the identified risks and mitigating factors associated with those key processes, their consistency, and their alignment with the Group's risk appetite.

Risk management and control
•Reviewed the risk profile and risk management of the Group's global businesses and main subsidiaries in coordination with the audit committee, with a special focus on credit risk, operational risk, financial crime compliance and risks associated with our transformation.
•Reviewed the risks of strategic projects and their mitigation measures, with a special focus on the global businesses, before their submission to the board.
•Checked that the Group's risk management and control, most notably the risk profile assessment (RPA) and the risk control self-assessment (RCSA), remained robust.
•Analysed the potential impact and opportunities associated with emerging risks and how they would affect our business model, including the different businesses and subsidiaries.
•Supported the board in conducting stress tests of Banco Santander through the assessment of scenarios and assumptions, analysing the results and the measures proposed by the Risk function.
•Ensured that the stress test programme was aligned with the EBA Guidelines 2018/04 on institutions' stress testing.
•Received and analysed specific information on credit risk, with a special focus on non-performing assets; market, counterparty, liquidity and structural risk; operational risk (including legal and reputational risk); and social and environmental risk. The committee conducted this analysis in cooperation with the audit committee.
•Received and analysed updated information on third party risk management and compliance with the requirements of DORA; and on cybersecurity and technological obsolescence, in cooperation with the innovation and technology committee. Oversaw the actions taken on the back of unauthorized access to a Banco Santander database hosted by a third party and analysed in detail the lessons learned following an investigation of the incident.
•Supported the board in the supervision of crisis management and resolution planning and of the business continuity and contingency plans.
•Held a strategy session with a key focus on emerging risks, the macroeconomic and geopolitical landscape, cybersecurity and the risks stemming from artificial intelligence.

Supervise the Risk function
•Reviewed the Risk function’s activities, strategy, strengths and potential areas for improvement.
•Ensured the ongoing independence and effectiveness of the Risk function, including the assessment of the sufficiency and appropriateness of its resourcing.
•Endorsed the CRO's 2024 objectives for onward submission to the board for approval. Reviewed the CRO's annual performance against those objectives and reported the results to the remuneration committee and board of directors to set his variable remuneration.
•Verified the suitability of the subsidiary CROs and participated in subsidiary CRO selection and appointment, in coordination with the Group nomination committee.

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
•Reviewed the ex-ante risk adjustment of total variable remuneration assigned to the global businesses and units, based on actual risk outcomes and their management, in conjunction with the remuneration committee.
•Reviewed the 2024 bonus pools and the results of the exercise carried out annually to identify employees whose professional activities had a material impact on the Group´s risk profile (Identified Staff).

Regulatory and supervisory relations
•Received information on regulatory and supervisory relations, with focus on those related to the Single Supervisory Mechanism (SSM), the Single Resolution Board (SRB), the supervisors of all the Group’s subsidiaries and the Supervisory Review and Evaluation Process (SREP) and specific on-site inspections related to risk and compliance matters, as appropriate.

Annual report 2024    294

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Compliance
Supervise the Compliance function
•Supervised the Compliance function's activities, strategy, strength and potential areas of improvement, as well as the development of the 2024 compliance programme, with a key focus on its support to the Group's transformation.
•Ensured the ongoing independence and effectiveness of the Compliance function, including the appropriateness and sufficiency of its resourcing.
•Reviewed monthly reports on regulatory issues, product governance and consumer protection, reputational risk, internal and external events, notifications and inspections by supervisors, among others.
•Received updates on compliance and conduct risks from the Group's main subsidiaries and global businesses, with a special focus on the status of the implementation of the One Financial Crime Compliance programme.
•Oversaw, in coordination with the nomination committee, the selection process to identify a new Chief Compliance Officer (CCO), which resulted in the appointment of David Hazell that the committee reported favourably. Monitored his onboarding process to ensure its robustness, enabling him to be truly effective in his role.
•Held two private sessions with the CCO to discuss strategic compliance topics as well as to discuss independently and directly any potential material issue relating to the Compliance function.
•Endorsed the CCO's 2024 objectives for onward submission to the board for approval. Reviewed the CCO's performance against those objectives and reported the results to the remuneration committee and board of directors to set his variable remuneration.
•Verified the suitability of the subsidiary CCOs and participated in subsidiary CCO selection and appointment, in coordination with the Group nomination committee.

Regulatory compliance including Canal Abierto
•Reviewed our compliance with data protection regulation across the Group and received the Data Protection Officer's annual report.
•Endorsed, prior to presentation to the board, amendments to the general code of conduct.
•Received information, in a joint meeting with the audit committee on the Group's whistleblowing channel (Canal Abierto) with a special focus on matters within the committee's remit to ensure the Group's culture empowers employees and other persons related to Banco Santander to speak up, be heard and report irregular practices without fear of reprisal.

Financial crime compliance (FCC)
•Oversaw the Group's observance of FCC regulations as well as the activities carried out by the Compliance function:
•Was provided quarterly progress updates on the One FCC programme implementation either on a Group, global business and/or local business perspective, including information on sanction screening activity.
•Reviewed recommendations and observations stemming from the annual independent expert report on Banco Santander in accordance with Act 10/2010 and Royal Decree 304/2014 (on anti-money laundering and counter terrorism financing).

Product governance and consumer protection
•Reviewed reports on customer and other stakeholders' complaints, to ensure that their root causes were assessed and the action plans set to reduce and mitigate any identified deficiencies were ongoing.
•Reviewed risk management and the main risks identified, as well as the concerns, priorities and actions taken by the Product Governance and Consumer Protection area regarding conduct risk with retail and vulnerable customers.

Capital and liquidity
Assist the board in reviewing and approving capital and liquidity strategies and supervising their implementation
•Reviewed and reported favourably to the board on the annual ICAAP run by the Finance division and challenge made by the Risk function in accordance with industry best practices and supervisory guidelines.
•Reviewed the capital plan according to the scenarios envisaged over a three-year period.
•Reviewed and reported favourably to the board on the ILAAP, which was challenged by the Risk function and developed in line with the Group´s business model and its liquidity needs.
•Reviewed liquidity risk and liquidity levels of the Group and its subsidiaries.
•Continuously monitored capital levels, capital management and associated tools, the 2024 securitizations plan and the analysis of the portfolio profitability versus the risk undertaken.

Annual report 2024    295

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Additional oversight activities
Additional oversight activities
•Held four joint meetings with the audit committee to review risk, compliance and internal audit aspects of the global businesses and regions, with first line of defence representatives present.
•Collectively discussed with the audit committee additional topics of mutual interest, such as risk culture and internal control environment, and received an update on internal audit matters of the Risk and Compliance functions.
•The committee Chair attended specific subsidiary risk supervision, regulation and compliance committee meetings to further enhance communication between them.
•Held a number of subsidiary risk supervision, regulation and compliance committee Chair meetings remotely to foster further collaboration across the Group. See 'Group and subsidiary board relations' in section 1.2 for further details.
•The committee Chair and the Chair of the audit committee maintained a smooth communication, ensuring ongoing coordination and collaboration.

Information for general meetings and corporate documents
Shareholder information	•Was represented by the former committee Chair, Belén Romana, who reported at the 2024 AGM committee's activities in 2023.
Corporate documents for 2024
•Prepared this activities report on 21 February 2025, which includes a performance review of the committee's functions and key priorities identified for 2025. The board of directors approved it on 25 February 2025.

2025 Priorities
The committee set the following priorities for 2025:
•Continue to monitor the macroeconomic landscape and supervise all the Group's risks to ensure that those risks remain within our approved risk appetite. Remain focused on credit; third party risk management (including alignment with DORA, in coordination with the innovation and technology committee); operational; market; model; IT; cyber and risk derived from emerging technologies such as artificial intelligence; and financial crime compliance.
•Continue to identify emerging and non-traditional risks to anticipate potential impacts on our business model and work in partnership with the nomination committee to ensure that people and other talent related risks are properly understood and addressed.
•Supervise the main risks associated with our transformation and the five global businesses.
•Continue to monitor the overall effectiveness of the Risk and Compliance functions in discharging their critical role in the Group.
•Remain focused on ensuring that the committee discharges its role in the most tangible and effective manner.
Annual report 2024    296

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.9 Responsible banking, sustainability and culture committee activities in 2024

The committee continued to analyse the divergence in public policies and actions of authorities and institutions in the countries where we operate, as well as their associated risks and the potential impact on our sustainability strategy. We kept our strong coordination with the audit committee to monitor the implementation of CSRD and non-financial disclosures in order to meet the greater expectations from stakeholders in the current complex legislative framework.
As part of the 2023 board effectiveness review conducted with the assistance of an external provider, we agreed to further develop the role and functioning of the committee given its important sustainability agenda, whilst leveraging on the work of other committees. These steps, together with our focus on continuous improvement, helped ensure that the committee remains effective.
The committee´s mix of experience and skills helped the board with the significant sustainability challenges ahead, further complemented with the appointment of both Pamela Walkden and Carlos Barrabés as members during the year. I would like to thank Ramiro Mato for his service over the last years as committee Chair until he stepped down from the board in June 2024; and to Belén Romana who remained as a committee member until March 2024.
In 2025, we will remain focused on the Group’s green finance strategy, and closely monitor sustainability progress across our footprint, with a key focus on our five global businesses".

Sol Daurella Chair of the responsible banking, sustainability and culture committee

"In 2024 we continued to advise the board on the climate change strategy, monitoring the development of our green finance proposition and how the global businesses support our customers’ transition to a low-carbon economy. As part of that, we ensured that actions for climate material exposure and strategy to align our activity with the Paris Agreement goals were consistent with the relevant disclosure requirements and standards, and supported the delivery of our public targets.
Financial inclusion, health and community support remained high on our agenda in 2024. We continued to make progress on our sustainability targets related to green finance and financial inclusion, among others, and towards equality within the Group. Santander Universidades continues to play a key role in supporting education, employability and entrepreneurship across our footprint, in line with our commitment to help people and business prosper and benefit from platforms such as Santander Open Academy, Universia and Santander X, among others.

COMPOSITION

Position		Category	Appointed on
Chair	Sol Daurella	Independent	01/07/2018A
Members	Homaira Akbari	Independent	01/07/2018
	Carlos Barrabés	Independent	27/06/2024
	Gina Díez Barroso	Independent	31/01/2023
	Pamela Walkden	Independent	23/03/2024
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 July 2024.
The board of directors appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2024, the committee held five meetings. See 'Board and committee preparation and attendance' in section 4.3 for members’ attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2024:
Annual report 2024    297

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties and activities in 2024
This section summarizes the responsible banking, sustainability and culture committee’s activities in 2024.

Duties	Actions taken
Environmental (E)
Climate transition plan
•Reviewed the Group's climate change strategy and challenged it to ensure that it remained a key enabler to achieve our ambition towards net zero emissions by 2050.
•Reviewed the alignment in thermal coal, power generation, energy (oil and gas), aviation, steel and auto manufacturing sectors with the Paris Agreement goals.
•Reviewed the subsidiary plans to ensure their alignment with supervisory expectations and the Paris Agreement goals, covering activity regarding mortgages, commercial real estate and agriculture.
•Endorsed the Group priorities for 2024 in relation to sustainability, including supporting our customers in their green transition and promoting a sustainable culture.

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

Sustainable finance
•Reviewed the green finance strategy and its execution, including the Group´s exposure in green finance more generally.
•Oversaw the sustainability strategy, including support to our customers in their green transition.
•Reviewed the global businesses' progress in sustainability.
•Received specific training on sustainability matters, with a key focus on CSRD to further enhance board and committee members knowledge on this matter. See 'Director training and induction programmes' in section 4.3.

Environmental footprint	•Monitored our own environmental footprint, value chain emissions and carbon neutral claim, including analysis of the associated CSRD reporting implications.
Social (S)
Social agenda
•Reviewed our social agenda, which includes financial inclusion; financial health; business with social output; and corporate social responsibility or philanthropic activities.
•Reviewed the outcomes of the holistic human rights due diligence exercise conducted and suggested to the board its associated disclosures.

Education and other support to communities
•Reviewed the progress made within our community support strategy, which includes our support to education, employability and entrepreneurship.
•Reviewed Santander Universidades strategy and its alignment with the Group's transformation agenda and endorsed the associated course of action.

People and culture
•Discussed People and Culture's activities to continue supporting progress on inclusive culture, in coordination with the nomination and remuneration committees, with a key focus on the representation of women in senior positions within the Group.

Governance (G)
Governance
•Assisted the board in ensuring that sustainability targets and metrics were embedded in the Group's remuneration schemes. As part of that, reviewed, in coordination with the remuneration committee, a proposal to further increase the alignment of the long-term incentive for 2024-2026 with our sustainability agenda.
•Monitored and assessed the Group's progress on its targets to ensure that its KPIs remained relevant and aligned with committee expectations.
•Identified priority sustainability areas for action based on the outcomes of a materiality assessment that the Sustainability team conducts every year.
•Verified that the proposed sustainability agenda and targets remained aligned with the Group´s strategy.
•Reviewed ESG global ratings' assessments of Banco Santander, identifying strengths, areas for improvement and areas of focus. Reviewed any resulting action plans after engaging with investors and NGOs on ESG-related matters.
•Considered the findings and suggested areas for improvement concerning its remit derived from the 2023 board effectiveness review conducted with the assistance of an external provider and agreed on specific changes to further develop its role and functioning given the importance of the sustainability agenda, while leveraging on the work of other committees, to ensure that it remains effective.
•Reviewed the progress made regarding the management of the supply chain in regards to ESG, including the compliance of associated regulatory requirements.

ESG reporting
•Supported the audit committee on the supervision and assessment of the process to prepare and present non-financial information according to the applicable regulations and international standards.
•Reviewed the 2024 Group statement on non-financial information and the independent expert's report. See the 'Sustainability statement' chapter.
•Reviewed the Climate Finance and Green Bond Reports in coordination with the audit committee, prior to their submission to the board for approval.

Annual report 2024    298

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Regulatory landscape
•Reviewed the main European and international financial regulatory and supervisory initiatives and priorities related to sustainability.
•Received information on local regulatory developments to remain abreast of local challenges and opportunities.

Information for general meetings and corporate documents
Shareholder information	•Was represented by the former committee Chair, Ramiro Mato, who reported at the 2024 AGM committee's activities in 2023.
Corporate documents for 2024
•Prepared this activities report on 27 January 2025, which includes a performance review of the committee's functions and key priorities identified for 2025. The board of directors approved it on 25 February 2025.

2025 Priorities
The committee set the following priorities for 2025:
•Continue to advise the board on the climate change strategy and our ambition towards net zero by 2050, monitoring the development of our sustainable finance proposition and how the global businesses support our customers’ transition to a low-carbon economy.
•Oversee that actions and targets for climate material exposure and strategy to align our activity with the Paris Agreement goals are consistent with the relevant disclosure requirements and standards, and support the delivery of our targets.
•Continue to prioritize our financial inclusion, financial health and community support strategy in line with our aim to help people and businesses prosper.
•Analyse developments in public policies and actions of authorities and institutions in the markets where we operate, as well as their associated risks, and the potential impact on our sustainability strategy.
•Continue to enhance data quality and monitor sustainability disclosures and associated strategy in coordination with the audit committee, in order to meet increasing expectations from stakeholders in the current complex legislative framework.
•Remain focused on ensuring that the committee discharges its role in the most tangible and effective manner.
Annual report 2024    299

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.10 Innovation and technology committee activities in 2024

focused on our common operating and business model for retail and commercial banking. The committee believes that this will enable our in-branch and service teams to free up time for customer-facing activities and to offer personal service across all channels.
The committee also reviewed our cyber security strategy and the global threat landscape with key focus on our defenses and resilience. We looked closely at third party risk management throughout the year, working in partnership with the risk committee.
We continued to position data and analytics at the core of our business strategy and, in the future, to pursue the benefits of emerging uses of artificial intelligence. We recognize that we need take advantage of the commercial opportunities inherent in AI while meeting regulatory expectations on data management and customer safety. We also remain vigilant to other emerging technologies and approaches to computation what will allow us to improve customer offerings, lower costs and improve security in the future. In this regard, we benefit from the insights and experiences of our committee members.
In June, we welcomed Carlos Barrabés, who is experienced in the commercial application of technology, as a member of the committee. Looking forward, we will continue to support the board and management team in the transformation of Santander into a technology-first enterprise".

Glenn Hutchins Chair of the innovation and technology committee

“Our goal as a bank is to deploy the most robust and efficient open financial services technology platform and, in particular, to become a digital bank with branches. We endeavor to do this in a manner which improves customer offerings, reduces costs, safeguards our security, meets regulatory expectations and promotes innovation. The committee’s role is to support the bank in these initiatives.
In 2024, the committee held its first strategy session as an addition to our regular, quarterly meetings. We invited all board members to review and assess our global technology strategy plan to ensure that it remains aligned with the Group’s priorities, with a key focus on our transformation agenda.
Over the year, the committee took a close look at our global business strategic platforms, digitalization initiatives, process automation and risk management disciplines. In particular, we

COMPOSITION

Position		Category	Appointed on
Chair	Glenn Hutchins	Independent	20/12/2022A
Members	Homaira Akbari	Independent	27/09/2016
	José Antonio Álvarez	Other external	23/02/2015
	Carlos Barrabés	Independent	27/06/2024
	Ana Botín	Executive	23/04/2007
	Henrique de Castro	Independent	23/07/2019
	Héctor Grisi	Executive	01/01/2023
	Belén Romana	Independent	19/12/2017
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 March 2024.
The board of directors appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board and committees skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2024, the committee held five meetings, including one strategy session. See 'Board and committee preparation and attendance' in section 4.3 for members’ attendance and the estimated average time each one spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2024:
Annual report 2024    300

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties and activities in 2024
This section summarizes the innovation and technology committee’s activities in 2024.

Duties	Actions taken
Digital & innovation
Digital
•Monitored metrics in connection with the Group's digitalization and associated transformation, with a special focus on customer experience, simplification and efficiency.
•Reviewed core digital strategies to transform the business and accelerate new businesses growth.
•Reviewed strategic technological tools developed internally to further increase value creation across the Group, improving efficiency and driving appropriate synergies.
•Reviewed the execution and progress of One Transformation and its overall alignment with our strategy.
•Monitored execution of the Group’s digital strategy with a key focus on ensuring alignment with supervisors’ expectations and regulatory demands.

Cloud
•Reviewed the cloud strategy, which focuses on improving innovation, time–to-market and efficiency with a business-based approach, ensuring alignment with applicable regulatory requirements at all times.

Innovation framework
•Reviewed the implementation of the Group's innovation agenda, leveraging on our digital and data management capabilities.
•Identified the challenges and capabilities in terms of innovation to increase end-to-end business agile transformation.
•Identified new opportunities to accelerate innovation across the Group and ensured that we were well placed to succeed with new business models, technologies, systems and platforms.

Technology and operations
Technology and operations (T&O)
•Assisted the board in supervising technological risks in coordination with the risk supervision, regulation and compliance and audit committees.
•Reviewed the global technology strategy plan, reported to the board on T&O planning and activities, and ensured that the T&O strategy was properly focused on the Group's key priorities, supervising its execution progress through defined top-level strategic KPIs, including those specific to the execution of One Transformation and the common architecture.
•Endorsed the Group's core strategic technology priorities to integrate key digital capabilities, leveraging five pillars: agile, cloud, core system evolution, artificial intelligence and deep technology related skills and data.
•Monitored the deployment of Gravity, a Santander’s in-house award-winning banking platform and a software, to help the bank become a fully digital company.
•Reviewed specific projects being deployed throughout the Group and their associated T&O investment through a common tool to further ensure efficiencies, synergies and robust decision-making processes.
•Analysed the priorities of the T&O function and specifically, and their alignment with the Group’s aim to be the best open financial services platform with innovative customer centric capabilities.
•Reviewed the strategy to further simplify Group-wide processes with the aim of reducing manual operational activity, analysing alternatives for further optimization, automation and process improvement.

Cybersecurity
Strategy
•Reviewed the Group's cybersecurity strategy, with a key focus on resilience and three main action lines: protecting the Group, bolstering its defences, and generating trust among stakeholders, customers, and broader society; and recommended it for onward submission to the board for approval.
•Monitored the status and progress made on the fraud prevention plan, including its associated impacts and the actions underway to further harmonize fraud prevention capabilities across the Group.

Risk management oversight
•Assisted the board in the supervision of cybersecurity risks and those related to artificial intelligence, and associated regulatory developments in coordination with the risk supervision, regulation and compliance and audit committees.
•Supervised defences against increasing threats and reviewed security controls and automated security processes.
•Analysed cyber incidents (including third party risk management implications) and reviewed associated lessons learnt in coordination with the risk supervision, regulation and compliance committee. Moreover, analysed specific incidents outside the Group according to their relevance and impact.
•Monitored the global cybersecurity threat landscape closely.
•Received regular updates on cybersecurity risks. In 2024 it received updates at four meetings, with a special focus on crisis simulation exercises and internal data leakage protection.
•Reviewed external threats such as ransomware and analysed the strategy designed to shorten data recovery time and reduce its potential impact.

Data management
Data management
•Reviewed the data management strategy including priorities for the year, focusing on the business model and how data contributes to boost business growth and customer experience.
•Reviewed the Group's approach to artificial intelligence usage as a key driver of the data and the overall Group strategy, all within a specific governance and risk management framework.

Annual report 2024    301

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Duties	Actions taken
Information for general meetings and corporate documents
Corporate documents for 2024
•Prepared this activities report on 14 January 2025, which includes a performance review of the committee's functions and key priorities identified for 2025. The board of directors approved it on 25 February 2025.

2025 Priorities
The committee set the following priorities for 2025:
•Continue to support the Group’s innovation strategy, including the embedding of our operating model based on a global-local organization, through our own global technology platform.
•Continue to drive a culture of innovation using artificial intelligence to enhance decision-making processes, improve customer experience and drive operational savings.
•Remain abreast of emerging technologies and their potential business impact. In addition, the committee will continue monitoring associated developments in the financial sector and market players’ activities, including technology companies.
•Continue to evolve our cyber security defences, with a special focus on emerging threats, as well as to continue to monitor third party risk management and alignment with DORA in coordination with the risk supervision, regulation and compliance committee.
•Remain focused on ensuring that the committee discharges its role in the most tangible and effective manner.
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
Annual report 2024    302

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Meetings
The international advisory board meets at least twice a year. In 2024, it met in May and October. It addressed key strategic topics for the near future within the overall context of our transformation agenda and our global-local organization with five global businesses. In particular, it covered specific topics such as the merits of the agile methodology and the implications of artificial intelligence in the financial sector, with a key focus on the Group's activity. In addition, the international advisory board analysed in depth the strategic importance of certain global businesses and geographies on a go-forward basis.
4.12 Related-party transactions and other conflicts of interest
Related-party transactions
This section contains the related-party transactions report referred to in recommendation six of the CNMV´s Corporate Governance Code, which the audit committee prepared on 20 February 2025.
Directors, senior managers and shareholders
Pursuant to the Rules and regulations of the board, a transaction that Banco Santander or its subsidiaries make with directors, shareholders who hold at least 10% of voting rights or sit on the board, and parties considered "related parties" under the International Financial Reporting Standards must be authorized:
•at the general meeting if it is worth 10% or more of assets on the last consolidated balance sheet; or
•by the board of directors in all other cases. Nonetheless, according to relevant rules and on the audit committee’s recommendation, our board delegated authority to executive bodies, committees and competent proxies to approve related-party transactions if they:
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
If a related-party transaction must be approved at the general meeting or by the board, the law stipulates that the audit committee must issue a preliminary report about it. However, the law does not require the report for related-party transactions if they are approved under the board's delegated authority and meet the audit committee’s requirements.
Board members must recuse themselves from all deliberations and votes on resolutions about a related-party transaction if they have a conflict of interest with it.
In 2024, the audit committee found that no director or related party, in the terms of International Financial Reporting Standards, carried out transactions deemed 'significant' or material to Santander and the related party, or under non-market conditions.
The audit committee confirmed that all related-party transactions in 2024, including those authorized with delegated board powers, had been performed correctly after conducting a bi-annual review on their conformity to the law, the Rules and regulations of the board and the conditions set by board resolution; verified the alignment with the internal reporting and monitoring procedure and that those transactions met the fairness and transparency requirements established in the aforementioned rules, and were considered fair, reasonable and under market conditions (see the audit committee activities report under section 4.5 'Audit committee activities in 2024').
Banco Santander has a policy for the admission, authorisation and monitoring of financing transactions to directors and senior managers as well as to their spouse (or similar partner), a child who is a minor or legal adult and their financial dependent, or a company controlled by a director or a senior manager whose business is to hold assets for the sole purpose of managing their personal or family wealth. The policy applies to financing transactions carried out by Banco Santander, or any of its subsidiaries, and sets out general maximum borrowing rules, interest rates and other conditions that apply to related-party transactions, which are the same for all other employees. It dictates that the board must authorize loans, credit facilities and guarantees extended to Banco Santander's directors and senior managers, and, except in the cases listed below, subsequently by the ECB:
•Transactions guaranteed in a collective agreement signed by Banco Santander, with similar terms and conditions to transactions with any employee.
•Transactions made under agreements with standard conditions that generally apply to a large number of customers, if the amount granted to the beneficiary or their related parties does not exceed EUR 200,000.
Note 5.f) 'Loans' to the consolidated financial statements describes the direct risk Grupo Santander maintained with board members as at 31 December 2024. Those transactions are consistent with market conditions, have the same terms and conditions as transactions with employees, and allocate payments in kind where appropriate.
No Banco Santander shareholder holds 10% or more of voting rights or has a seat on the board.
Annual report 2024    303

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Intra-group transactions
The law does not consider direct or indirect transactions with a wholly-owned subsidiary or investee to be "related-party" if no party related to Banco Santander holds an interest in it. Thus, Santander monitors subsidiaries or investees’ observance of these rules if they can be affected by related-party transactions.
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
Other conflicts of interest
Banco Santander has internal rules and procedures for preventing and managing conflicts of interest that can arise from the Group´s operations or with directors and senior managers. Our General code of conduct and an internal policy for Group employees, directors and entities set out the guidelines we follow to prevent and manage conflicts of interest.
Directors and senior managers
The Rules and regulations of the board stipulate that our directors must adopt necessary measures to avoid situations in which their direct or indirect interests may enter into conflict with corporate interests or their duty towards Banco Santander.
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
Directors must report to the board conflicts of interest that they or their related parties may have with Banco Santander, which are to be disclosed in the financial statements. The nomination committee oversees compliance with the rules set from time to time to avoid potential conflicts of interest in other roles held by directors.
In 2024, no director reported a conflict of interest with Santander. Nonetheless, in 2024 there were 41 abstentions in votes on matters deliberated at board and committee meetings, including 19 instances where directors did not vote on resolutions on nominations, re-elections or board committee or Chair assignments; nine instances concerning remuneration; one instance relating to a transaction between Banco Santander and a director; and 12 instances where directors removed themselves during the review of their status and suitability.
The Code of conduct in security markets (CCSM), which directors and senior managers follow, provides mechanisms to recognize and resolve conflicts of interest. It also dictates that directors and senior managers must provide the Compliance area with a statement on their relations, and they must keep it up to date.
Subjected persons must also disclose any matter that could put them in a conflict of interest because of their ties or otherwise, and the chief officer of their area, their common senior officer (where several areas are involved), or whoever the Compliance area decides will resolve it.
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
In a conflict of interest with a listed subsidiary, Banco Santander, as the parent company, must consider the interests of all its subsidiaries, the presence of minority shareholders in them, and how these conflicts may affect the long-term interests of the Group. Subsidiaries should also consider the interests of Grupo Santander when making decisions within their remit.
The Group structures governance on a system of rules that guarantees proper oversight over subsidiaries. We have a Group-subsidiary governance model that sets out the key rules for Group-subsidiary relations and conflict of interest resolution mechanisms. For more details, see section 7. 'Group structure and internal governance'.
Annual report 2024    304

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

5. SENIOR MANAGEMENT TEAM
The table below shows the profiles of Banco Santander’s senior management team (Senior Executive Vice Presidents). It does not include executive directors, whose profiles are described in section 4.1 'Our directors').

Name	Position	Profile
Mahesh Aditya	GROUP CHIEF RISK OFFICER
Mahesh Aditya joined Grupo Santander in 2017 as Chief Operating Officer of Santander Holdings USA and became Chief Risk Officer in 2018. He was appointed Chief Executive Officer of Santander Consumer USA in 2019, and Group Senior Executive Vice President and Group Chief Risk Officer in 2023. Previously, he had been Chief Risk Officer at Visa (2017-2019) and Chief Risk Officer of Retail & Mortgage Banking at JP Morgan, Capital One and Citibank.

Daniel Barriuso	GLOBAL HEAD OF RETAIL & COMMERCIAL BANKING AND GROUP CHIEF TRANSFORMATION OFFICER
Daniel Barriuso joined Grupo Santander in 2017 as Global Head of Cybersecurity (CISO) and Fraud Prevention. In 2023, he was named Senior Executive Vice President, Chief Transformation Officer, and Global Head of Retail and Commercial Banking. Previously, he had held several executive roles at BP, Credit Suisse and ABN AMRO.

Julia Bayón	GROUP CHIEF AUDIT EXECUTIVE
Julia Bayón joined Grupo Santander in 1994 and was Head of Banesto’s International and Wholesale Banking legal service from 2001 to 2013, when she moved on to running the legal service for Global Transaction Banking, Credit and Restructuring at Banco Santander. In 2016, she became Head of Legal for Corporate and Investment Banking. In 2021, she was appointed Head of the Legal Service for Business and deputy secretary of the Banco Santander board of directors. In 2024, she became Group Senior Executive Vice President and Chief Audit Executive.

Juan Manuel Cendoya	GROUP HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH
Juan Manuel Cendoya joined Grupo Santander in 2001 as Group Senior Executive Vice President (director general) and Group Head of the Communications, Corporate Marketing and Research division. In 2016, he was appointed Vice Chair of the board of directors and Head of Institutional and Media Relations of Santander España. Previously, he had been Head of the Legal and Tax department of Bankinter, S.A. He is also a State Attorney for Spain.

José Doncel	GROUP CHIEF ACCOUNTING OFFICER
José Doncel joined Grupo Santander in 1989 as Head of Accounting. He had also served as Head of Accounting and Financial Management at Banesto (1994-2013). He was appointed Senior Executive Vice President (director general) and Head of the Internal Audit division in 2013 and Group Chief Accounting Officer in 2014.

José Antonio García Cantera	GROUP CHIEF FINANCIAL OFFICER
José Antonio García joined Grupo Santander in 2003 as Group Senior Executive Vice President (director general) of Global Wholesale Banking of Banesto and was appointed CEO in 2006. He was appointed Senior Executive Vice President of Global Corporate Banking at Banco Santander in 2012 and Group Chief Financial Officer in 2015. Previously, he had served on the executive committee of Citigroup EMEA, as well as on the board of directors of Citigroup Capital Markets, Ltd and Citigroup Capital Markets UK.

Javier García-Carranza	GLOBAL HEAD OF WEALTH MANAGEMENT & INSURANCE
Javier García-Carranza joined Grupo Santander in 2016 as Global Head of Corporate Holdings and Investment Platforms before being appointed Global Head of Wealth Management & Insurance in 2024. Previously, he was Head of Principal Investments and Investment Banking for Europe, the Middle East and North Africa at Morgan Stanley.

Annual report 2024    305

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Name	Position	Profile
David Hazell	GROUP CHIEF COMPLIANCE OFFICER
David Hazell joined Grupo Santander in 2012 as Chief Conduct & Compliance Officer of Santander UK. In 2018, he was named Chief Compliance Officer of Santander Holdings USA and in 2022 took the same role at Santander Bank NA. In 2024, he became Group Senior Executive Vice President and Group Chief Compliance Officer. Previously, he was Head of Risk and Regulation (2004-2009) and of Governance, Risk and Compliance (2009-2010) at PricewaterhouseCoopers LLP, and Operational & Regulatory Risk Director at Aviva PLC (2010-2012).

José María Linares	GLOBAL HEAD OF CORPORATE & INVESTMENT BANKING
José María Linares joined Grupo Santander in 2017 as Senior Executive Vice President (director general) and Global Head of Corporate and Investment Banking. Previously, he served as director and senior equity analyst at Société Générale (1997-1999). He joined J.P. Morgan in 1999 and was subsequently appointed managing director and Head of Global Corporate Banking at J.P. Morgan Chase & Co. (2011-2017).

Mónica López-Monís	GROUP HEAD OF SUPERVISORY AND REGULATORY RELATIONS
Mónica López-Monís joined Grupo Santander in 2009 as General Counsel and secretary of the board of Banesto. In 2015, she was appointed Group Senior Executive Vice President (director general) of Banco Santander and Group Chief Compliance Officer until her appointment in 2019 as Group Head of Supervisory and Regulatory Relations. Previously, she had been General Counsel at Aldeasa, S.A. She also was General Counsel at Bankinter, S.A., as well as independent director at Abertis Infraestructuras, S.A. She is also a State Attorney for Spain.

Dirk Marzluf	GROUP CHIEF OPERATING & TECHNOLOGY OFFICER
Dirk Marzluf joined Grupo Santander in 2018 as Group Senior Executive Vice President and Head of IT and Operations. Previously, he had held several roles at AXA Group, where he became CIO, leading the insurance group’s technology and information security transformation and co-sponsoring its digital strategy. He also held global senior management roles at Accenture, Daimler Chrysler and Winterthur Group.

José Luis de Mora	GROUP HEAD OF CORPORATE DEVELOPMENT AND FINANCIAL PLANNING
José Luis de Mora joined Grupo Santander in 2003 to Head the Group’s Strategic Plan Development and Acquisitions. In 2015, he was appointed Group Senior Executive Vice President (director general) and Group Head of Financial Planning and Corporate Development. He was also Head of Strategy (2019-2023) and Global Head of Digital Consumer Bank (2020-2025).

Jaime Pérez Renovales	GROUP GENERAL COUNSEL	See profile in section 4.1 'Our directors'.
Nitin Prabhu	GLOBAL HEAD OF DIGITAL CONSUMER BANK
Nitin Prabhu joined Grupo Santander in January 2025 as Senior Executive Vice President and Global Head of Digital Consumer Bank. From 2012, he worked at PayPal, where he held leadership roles spanning the payments, consumer, and merchant businesses, and where he became the Senior Vice President of Small and Medium Sized Businesses and Financial Services Products. Prior to PayPal, he worked at eBay and consulted with Fortune 1000 companies globally.

Javier Roglá	GROUP HEAD OF PEOPLE & CULTURE
Javier Roglá joined Grupo Santander in 2016 as Global Head of Santander Universities and CEO of Universia. In 2021 he became Group Senior Executive Vice President and Chief Talent Officer, and in 2024 was appointed Head of the Group’s People & Culture division. He sits also on the board of Teach for All and was previously a business development consultant at Endesa and principal at Boston Consulting Group, as well as co-founding and running Fundación Empieza por Educar.

Annual report 2024    306

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

6. REMUNERATION
Sections 6.1, 6.2, 6.3, 6.5, 6.6, 6.7, 9.4 and 9.5 comprise the annual report on directors’ remuneration that will be submitted to the consultative vote of the general shareholders' meeting.
In addition, sections 6.4 and 6.5 sets out the directors' remuneration policy for 2025, 2026 and 2027, which will be put to the binding vote of the general shareholders' meeting.
The annual report on directors' remuneration and the directors' remuneration policy for 2025, 2026 and 2027 were approved by our board of directors on 25 February 2025. All directors were present at the time of vote casting and voted in favour.
The remuneration policy for directors in force as of the date of this report is available on our corporate website.
Introduction
Brief summary of strategic accomplishments in 2024
•Santander achieved an attributable profit of EUR 12,574 million in 2024, a 14% increase versus 2023, thanks to strong revenue growth across all global businesses and regions, as well as the addition of eight million new customers to 173 million.
•The group maintained disciplined and rigorous cost control, with the best efficiency ratio in 15 years and continued to increase profitability and shareholder value creation, with a return on tangible equity of 16.3%; earnings per share of EUR 0.77, up 18%, and tangible net asset value per share of EUR 5.24 at the end of the year. Total shareholder return during the year was 23.2%.
•These accomplishments enabled us to exceed our strategic goals set for 2024 bonus pool, mainly in capital and customer growth, so total executive variable remuneration increased by 4% compared to the previous year.
Shareholder engagement and responsiveness
Santander has historically received strong support for our remuneration policy proposals — averaging 90% between 2019 and 2023. However, at our 2024 annual shareholder meeting, the remuneration policy proposal received support from 74.8% of votes for. This lower-than-usual support prompted our board of directors to engage with our top shareholders to understand their perspectives on our remuneration system, identify any concerns leading to votes against our proposed policy and make changes to assume best possible alignment with shareholders.
Meetings were held with the16 top investors (controlling approximately 24% of the Banco Santander's share capital) and with the major proxy advisory firms, ISS and Glass Lewis (regarding their methodologies and vote recommendations). All of these discussions were led by Glenn Hutchins, our Lead Independent Director and Chairman of our remuneration committee (see 'Statement from Glenn Hutchins, Lead Independent Director' in section 1 and 'Engagement with shareholders in 2024' in section 3.1). While primarily focused on remuneration, these meetings also covered additional topics of interest to our investors including board structure, sustainability strategy and virtual shareholder meetings.
Changes approved based on shareholder feedback
Overall feedback and insights received for many aspects of our remuneration programme were positive, since the company is committed to paying for performance and a significant portion of pay is at risk, but some general themes emerged during discussions, including expectations around an increase of the percentage of variable pay which is long-term oriented and higher threshold for TSR vesting. Our remuneration committee and the board of directors carefully reviewed our shareholders’ feedback and have taken steps to address these concerns. This has resulted in a number of changes to our remuneration policy for 2025, as summarized below (for more details on these actions, see section 6.4):
1.The portion of variable remuneration paid in equity has increased from 50% to 60%.
2.The minimum relative TSR threshold for vesting has increased from the 40th percentile versus peers to the 50th percentile in the long-term award, as several investors have indicated this as a preference, in order to avoid vesting below median peer performance levels.
3.The weight of relative TSR within the long-term metrics has increased from 40% to 50%.
4.Long-term metrics application has increased from 36% of total variable remuneration to 40%, to reinforce long-term value creation in the company.
Additionally, Santander has enhanced its public remuneration disclosures to provide further detail on our Committee’s process for setting the Remuneration policy.
In response to feedback from investors, this reports also contains further explanations on how we set executive remuneration and
Annual report 2024    307

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

align pay with performance, including the peer selection criteria for this analysis. Banco Santander follows a rigorous process which includes an annual review of comparative market data to ensure our pay remains competitive in the marketplace (section 6.3).
We believe these changes further strengthen the alignment of management and shareholders’ interest.
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

2	Fixed remuneration must make up a significant proportion of total compensation.

3	Variable remuneration must reward performance for achieving individual, business unit and, as the case may be, Group targets.

4	The global remuneration package and its structure must be competitive in order to attract and retain talent.

5
Remuneration decisions must be free of conflicts of interest and discrimination of any kind different from that based on the performance assessment of objectives and corporate behaviours. Remuneration must be free of gender-based bias and help eliminate inequalities that could result from it.

The remuneration elements the policy lays down include necessary mechanisms to ensure remuneration will be conducive to achieving strategic and long-term sustainability objectives of Banco Santander.
Accordingly, it bases executive directors and senior managers’ variable pay on pre-determined, specific and quantifiable financial, sustainability-based and value-creation targets that are consistent with Banco Santander’s interests, including in regard to environmental, social and governance matters.
For more details, please see section 6.3 about the policy's application in 2024 and section 6.4 about the remuneration policy for 2025 and subsequent years.
Lastly, the remuneration committee and the board enlisted the assistance of Willis Towers Watson to:
•Compare markets and entities similar to the Group in size, characteristics and operations using relevant data for setting remuneration.
•Estimate the fair value of variable remuneration linked to long-term objectives.
6.2 Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2024
A. Composition and limits
According to our Bylaws, the remuneration of directors in their roles consists of a fixed annual amount set at the general shareholders' meeting. This amount remains in effect until shareholders vote to amend it, even though the board may reduce it in the years it deems appropriate. At the AGM, remuneration for 2024 was set at EUR 6 million (limit that has not been updated since 2012 and whose amount finally consumed has been systematically lower), which included (a) an annual allotment and (b) attendance fees.
Santander has taken out a civil liability insurance policy for directors and other executives of the Group, subject to usual terms proportionate to its circumstances.
Directors can receive shares, share options or other forms of share-based compensation, subject to prior approval at the general meeting. Directors can also receive other compensation following a proposal made by the remuneration committee and upon resolution by the board of directors, as may be deemed appropriate, in consideration for the performance of other duties in Banco Santander, whether they are executives' duties or not, in addition to their oversight and collective decision-making as board members.
Non-executive directors do not have the right to receive any benefit on the occasion of their removal from office.
Annual report 2024    308

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

B. Annual allotment
Each director received the amounts for serving on the board and its committees and positions held in them included in the chart below for 2023 and 2024.
In accordance with the remuneration policy approved at the general shareholders' meeting on 22 March 2024, the annual allotment for board and committee membership are for the same amounts for annual allotments as those initially established for 2023, except for the responsible banking, sustainability and culture committee, which was updated to EUR 28 thousand, thus equalizing its remuneration to other committees of mandatory existence, considering the importance and complexity of the matters addressed in it. Applicable amounts were:

Amount per director in euros	2024	2023
Members of the board of directors	98,000	98,000
Members of the executive committee	170,000	170,000
Members of the audit committee	43,000	43,000
Members of the nomination committee	28,000	28,000
Members of the remuneration committee	28,000	28,000
Members of the risk supervision, regulation and compliance committee	43,000	43,000
Members of the responsible banking, sustainability and culture committee	28,000	18,000
Members of the innovation and technology committee	28,000	28,000
Chair of the audit committee	70,000	70,000
Chair of the nomination committee	50,000	50,000
Chair of the remuneration committee	50,000	50,000
Chair of the risk supervision, regulation and compliance committee	70,000	70,000
Chair of the responsible banking, sustainability and culture committee	50,000	50,000
Chair of the innovation and technology committee	70,000	70,000
Lead independent directorA	110,000	110,000
Non-executive Vice Chair	30,000	30,000
A. Glenn Hutchins has been allocated EUR 700,000 (including annual allowances and attendance fees) in minimum total annual pay set for the required time and dedication to perform his roles.
C. Attendance fees
Pursuant to board-approved resolutions on the remuneration committee’s recommendations, attendance fees for board and committees meetings (with the exception of the executive committee, for which no fees are set) added up to the amounts included in the chart below for the last two years.
Since we had not reviewed the attendance fees since 2016, shareholders at the 2024 AGM approved an increase of 4% in respect of 2023. This increase compensates for board members' greater time commitment in relation to those of other comparable banking groups, based on an independent expert analysis carried out in 2023.

Attendance fees per director per meeting in euros	2024	2023
Board of directors	2,704	2,600
Audit committee and risk supervision, regulation and compliance committee	1,768	1,700
Other committees (excluding executive committee)	1,560	1,500
Annual report 2024    309

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

D. Breakdown of Bylaw-stipulated emoluments
Total director Bylaw-stipulated emoluments and attendance fees received in 2024 amounted to EUR 5.4 million (EUR 5.3 million in 2023). This is 11% less than the amount approved at the general meeting. Each director earned the following amounts for these items:

		Amount in euros
Directors		2024											2023
		Annual allotment									Board and committee attendance fees	Total By-law stipulated emoluments and attendance fees
	Category	BoardF	EC	AC1	NC2	RC	RSRCC[3]	RBSCC[4]	ITC[5]	Total
Ana Botín	Executive	98,000	170,000	—	—	—	—	—	43,944	311,944	56,472	368,416	411,000
Héctor Grisi	Executive	98,000	170,000	—	—	—	—	—	28,000	296,000	56,472	352,472	339,500
José Antonio Álvarez	Other external	128,000	170,000	—	—	—	—	—	28,000	326,000	56,472	382,472	371,000
Glenn Hutchins	Independent	414,912	—	—	28,000	78,000	—	—	82,055	602,967	97,032	700,000	371,600
Bruce Carnegie-BrownA	Independent	22,322	—	—	17,767	6,378	—	—	—	46,467	31,408	77,875	576,000
Homaira Akbari	Independent	98,000	—	43,000	—	—	—	28,000	28,000	197,000	88,088	285,088	265,000
Javier BotínB	Other external	98,000	—	—	—	—	—	—	—	98,000	45,968	143,968	137,000
Sol Daurella	Independent	98,000	—	—	28,000	28,000	—	50,083	—	204,083	88,088	292,171	248,500
Henrique de Castro	Independent	98,000	—	43,000	—	28,000	—	—	28,000	197,000	103,064	300,064	283,800
Gina Díez	Independent	98,000	—	—	28,000	—	—	28,000	—	154,000	70,928	224,928	210,050
Luis Isasi	Other external	98,000	170,000	—	—	28,000	43,000	—	—	339,000	100,776	439,776	416,800
Ramiro MatoC	Independent	47,911	83,111	21,022	—	—	21,022	38,133	—	211,200	60,008	271,208	517,600
Belén Romana	Independent	98,000	170,000	43,000	66,750	—	58,944	6,378	28,000	471,072	127,816	598,888	571,600
Pamela Walkden	Independent	98,000	—	58,944	—	—	97,056	21,622	—	275,622	104,624	380,246	340,600
Germán de la Fuente	Independent	98,000	—	97,056	—	—	43,000	—	—	238,056	99,944	338,000	270,600
Carlos BarrabésD	Independent	50,089	—	—	14,311	—	—	18,060	14,311	96,771	31,408	128,179	—
Antonio WeissE	Independent	50,089	—	—	—	—	—	—	—	50,089	21,632	71,721	—
Total		1,791,323	933,111	306,022	182,828	168,378	263,022	190,277	280,310	4,115,270	1,240,200	5,355,470	5,330,650
A. Stepped down as director on 22 March 2024.
B. All amounts received were reimbursed to Fundación Botín.
C. Stepped down as director on 27 June 2024.
D. Director and member of the NC, RBSCC and ITC since 27 June 2024.
E. Director since 27 June 2024.
F. Also includes emoluments for other roles in the board.
EC: executive committee. AC: audit committee. NC: nomination committee. RC: remuneration committee.
RSRCC: risk supervision, regulation and compliance committee. RBSCC: responsible banking, sustainability and culture committee. ITC: innovation and technology committee.
Changes in the chairship of the committees:
1.Germán de la Fuente was appointed Chair of the AC on 23 March 2024, replacing Pamela Walkden.
2.Belén Romana was appointed Chair of the NC on 23 March 2024, succeeding Bruce Carnegie-Brown.
3.Pamela Walkden was appointed Chair of the RSRCC on 23 March 2024, replacing Belén Romana.
4.Sol Daurella assumed the chairship of the RBSCC on 23 July 2024. Pamela Walkden joined to the RBSCC on 23 March 2024, replacing Belén Romana.
5.Glenn Hutchins was appointed Chair of ITC on 23 March 2024, replacing Ana Botín.
Annual report 2024    310

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

6.3 Remuneration of directors for executive duties
i) How we set executive directors pay
We set the remuneration structure for executive directors by considering company performance as well as Santander's unique individual circumstances such as multiple stock exchange listings, the geographical distribution of the company’s operations, sales and employees, and the clear industry-specific pressures in terms of talent attraction and retention. As explained below, we conduct a benchmarking analysis for the executive chair and CEO positions every year in order to establish a framework of reference for what competitors are paying.
ii) How we determine our peer group
Banco Santander conducts an annual comparative review of executive directors’ and top management remuneration against a peer group comprised of global banks. Because we have extensive international operations and we compete for talent on a global scale, our peer group appropriately reflects these characteristics. While two-thirds of the companies in our comparator group are European, we include banks from the US and Brazil due to the strong presence of Santander in those countries. For instance, over 50% of revenues and nearly half of profits from our secondary business segments came from the Americas in 2024, making this region a critical market for us both from a business perspective and as a source of talent.

	Europe	DCB Europe	North America	South America	% Attributable to the Americas
Revenue (EUR million)	23,510	5,679	13,915	19,783	54%
Attributable profit (EUR million)	6,644	642	2,579	3,863	47%
Total customers (thousands)	46,821	19,550	25,762	80,405	62%
Total employees	65,746	16,792	42,846	79,571	60%

As % of total operating areas, excluding the Corporate Centre.
To select the peer group, Group governing bodies follows a robust process that takes into account and ranks potential peers on the following criteria: market capitalization, scale, brand recognition, geographical diversification, business model and regulatory framework.
We regularly review the validity of our peer group and make the necessary changes to ensure it properly reflects our business and talent markets. Following an assessment in autumn of 2024, we determined that for 2025 our peer group should remain unchanged from 2024 and also from 2023. The group comprises the following companies:

BBVA	ING
BNP Paribas	Itaú
Citi	Scotiabank
Crédit Agricole	Unicredit
HSBC

Why did we choose these banks for the peer analysis?
•To ensure a comparison under similar macroeconomic and regulatory landscape.
•To be able to identify market trends and dynamics.
•To capture the latest developments in the banking industry.
•To monitor banks with similar size, performance, geographic footprint, business model and strategy.
•To identify outliers and best practices across the sector.
Market Cap (EUR bn) at 2024 closing date
iii) Performance-based Pay and alignment with shareholder value
Our remuneration programme mainly focuses on paying for performance, with a significant portion of each executive's remuneration at-risk. Additionally, variable pay outcome depends on the achievement of performance targets that align with our corporate strategy and lead to enhanced value for our
Annual report 2024    311

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

shareholders. The main purpose of this incentive programme is to incentivise long-term value creation.
In this sense, for year 2024:
•61% of our Executive Chair’s total compensation is performance-based and 57% of our CEO`s total compensation is performance based.
•36% of our executive director’s total variable remuneration is subject to long-term metrics that include relative TSR, return on tangible equity and other sustainability metrics and therefore strengthen the alignment of our executive director’s interests with the shareholder’s interests in the long-term. This will increase from 36% to 40% in year 2025.
•Additionally, 50% of their variable remuneration is delivered in the form of equity instruments (mainly Banco Santander S.A. shares), with this portion to be increased up to 60% in year 2025.
Targets related to performance metrics are intended to be challenging, with payout levels established after considering upside/downside scenarios, sensitivity analysis and year-over-year growth comparisons, to ensure rigorous alignment of payouts to performance.
iv) How we include sustainability metrics in the variable incentive scheme
The current remuneration policy incorporates mechanisms that link variable remuneration to the achievement of financial, sustainability, and value creation objectives. These objectives are specific, measurable, and aligned with the bank's interests, encompassing environmental, social, and governance (sustainability) factors. For further details, please see section I.
v) Summary of executive remuneration composition
The policy on directors’ remuneration for executive duties in 2024 was approved by the board of directors and put to a binding vote at the 2024 AGM, with 74.8% votes in favour. The table below summarizes the main items of remuneration policy of Ana Botín and Héctor Grisi.

Component	Type	Policy	Effective in 2024

Gross annual salary	Fixed	→Paid in cash on a monthly basis (+5% vs 2023).	Ana Botin: EUR 3,435 thousand. Héctor Grisi: EUR 3,150 thousand.
Variable remuneration	Variable
→Individual target bonus updated (+5% vs 2023).
→Calculated against annual quantitative metrics and a qualitative assessment, and taking into account individual performance.
→50% of each payment is instruments, consisting of Banco Santander, S.A instruments, and restricted stock units (RSUs) of PagoNxt, S.L.
→The number of instruments is set at the time of the award.
→40% paid in 2025.
→60% deferred in five years.
◦24% paid in equal parts in 2026 and 2027.
◦36% paid in equal parts in 2028, 2029 and 2030, provided certain long-term objectives are met (2024-2026).
•See section 6.3 B ii for details on annual metrics and assessment. •See section 6.3 B iii for details on individual variable pay. •See section 6.3 B iv for details on long-term metrics.
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

•Policy updated during 2020 to assure compliance with recommendation 62 to the Good Governance Code for Listed Companies of the CNMV.
•Both Ana Botín and Héctor Grisi maintain an amount in shares higher than 200% of their fixed pay.

Annual report 2024    312

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2024 AWARD	%[1]	Component

Gross Annual Salary	24%	Fixed

Board of Directors' by-law stipulated emoluments	3%	Fixed

Pension Contribution	9%	Fixed and	Variable

Rest of components	7%	Fixed

Variable remuneration (Target Bonus x Achievement level of Bonus pool +/- Individual performance)	57%
		Upfront	Deferred					Cash/ Shares (%)

		Feb 2025	2026	2027	2028	2029	2030
		40%	12%	12%	12%	12%	12%
		20% 20%	6% 6%	6% 6%	6% 6%	6% 6%	6% 6%	50% 50%
					36% Additionally subject to long-term goals achievement[2]
					RoTE 40%	rTSR 40%	Sustai-nability 20%
		Malus/Clawback clauses All payments in shares[3] are subject to a one-year retention period and the prohibition of hedging
	100%	Cash Shares
Remuneration scheme applicable to Executive Chair and CEO.
1. Example with Executive Chair 2024 percentages over total remuneration.
2. Long-term metrics shown for 2024 award at fair value of 70%, as have been determined by an independent expert.
3. Executive directors also have the obligation to hold them for three years from their award date, unless the director already holds shares for an amount equivalent to 200% of their net annual salary (calculated on the basis of their gross annual salary). In such case, the regulatory obligation to hold shares is for one year from their grant date.
A. Gross annual salary
On the remuneration committee’s recommendation, and due to the excellent business results and total shareholder return in 2023, in order to ensure a competitive remuneration compared to other peer groups, the board resolved to increase 5% the annual salary for Ana Botín and Héctor Grisi in 2024 versus 2023.
Fixed pension contribution continues to be 22% of gross annual salary for 2024.
Executive directors’ gross annual salary and fixed annual contribution to pensions for 2024 and 2023 were as follows:
Annual report 2024    313

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR thousand	2024			2023
	Gross annual salary	Fixed annual pension contribution	TotalA	Gross annual salary	Fixed annual pension contribution	TotalA
Ana Botín	3,435	756	4,191	3,271	720	3,991
Héctor Grisi	3,150	693	3,843	3,000	660	3,660
Total	6,585	1,449	8,034	6,271	1,380	7,651
A. Additionally, Ana Botín received in 2024 and 2023 EUR 525 thousand as a fixed remuneration supplement. Héctor Grisi did not receive fixed remuneration supplement.
B. Variable remuneration
i) General policy for 2024
The board approved the executive directors’ variable remuneration on the remuneration committee’s recommendation, according to the policy approved at the general shareholders' meeting:
•Variable components1 of executive directors’ total remuneration in 2024 should represent less than 200% of fixed components, as established by resolution of the AGM on 22 March 2024.
•At the beginning of 2025, on the remuneration committee’s recommendation, the board approved the final amount of the 2024 incentive, based on the bonus pool calculated in accordance with the directors' remuneration policy approved at the general shareholders' meeting on 22 March 2024, and in consideration of:
•Short-term quantitative metrics measured against annual objectives.
•A qualitative assessment that cannot adjust the result by more than 25 percentage points upwards or downwards. While the metrics considered are qualitative, the assessment is not discretionary. Rather, it is based on an assessment of objective, measurable and audited goals, as described below.
•An exceptional adjustment that, if applicable, must be supported by evidence.
•The final 2024 individual incentive is determined based on the bonus pool payout, the executive director’s target bonus and the individual performance resulting from (i) their individual objectives (which generally match the Group’s and cover financial, risk management and solvency position, as well as fostering the five global businesses: Payments, Digital Consumer Bank, Retail & Commercial Banking, CIB and Wealth; and accelerating the transformation of the Bank into One Santander, with a special focus on IT, people and the sustainability agenda); and (ii) how they achieve them in consideration of how they manage employees and follow the corporate values.

Individual target bonus	Quantitative metrics and qualitative assessmentA	Individual performance	Final individual variable remuneration
A.Any exceptional adjustment supported by evidence
Quantitative metrics and qualitative assessment aspects are described below.
•Payment of the approved incentive is split equally into cash and instruments, the latter as follows:
•EUR 500,000 and EUR 420,000 in PagoNxt, S.L. RSUs for Ana Botín and Héctor Grisi, respectively.
•The rest, all in shares of Banco Santander.
• 40% is paid in 2025, once the final amount has been set. The remaining 60% will be deferred in equal parts over five years (subject to long-term metrics) as follows:
•The deferred amounts payable in 2026 and 2027 (24% of the total), will be paid if none of the malus clauses described below are triggered.
•The deferred amounts payable in 2028, 2029 and 2030 (36% of the total), will be paid if the malus clauses are not triggered and the multi-year targets described below are reached. These targets can reduce these amounts and the number of deferred instruments or increase them up to a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
•Deferred amounts in cash may be adjusted for the inflation related to the deferral period.
•All payments in shares are subject to a three-year retention period, unless the director already holds shares for an amount equivalent to twice his/her annual fix remuneration, in which case the shares would be subject only to the regulatory one-year retention period obligation.
•The hedging of the instruments received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from time they are received.
•All deferred payments can be subject to malus. Similarly, Santander can claw back paid incentives in the scenarios and for the period dictated in the Group’s malus and clawback policy.
ii) Quantitative metrics and qualitative assessment for 2024
Executive directors’ variable remuneration for 2024 has been based on the corporate centre executives' common bonus pool, which calculation comes from the quantitative metrics and qualitative assessment approved by the board at the beginning of 2024 on the remuneration committee’s recommendation. This also takes into account the input from the human resources committee, which for this purpose counts on the participation of the senior management in charge of the group's Risk, Compliance, Audit, Human Resources and Legal and Financial accounting and control functions, who among others provided input on risk, solvency, liquidity, results' quality and recurrence, and compliance and control. The results for the bonus pool (shown in the chart below) resulting from the process above and reviewed and approved by
1 As indicated in the first chart in section 6.3 pension contributions include both fix and variable components, the latter of which also form part of total variable remuneration.
Annual report 2024    314

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

the board, upon recommendation from the remuneration committee, are shown in the chart below.

Category and (weight) of Bonus pool	A.Quantitative metricsA
	Targets	Achievement over target	Assessment
Transformation: (45%)	Total customers (growth) (10%)	Target: 5.31 million. Achievement: 8.9 million.	150.00%
	Active customers (growth) (10%)	Target: 2.1 million. Achievement: 4.1 million.	150.00%
	Revenue per active customer (10%)	Target: EUR 600. Achievement: 617 EUR.	102.79%
	Cost (15%)	Target: EUR 24,799 million. Achievement: EUR 24,808 million.	100.00%

CapitalB (30%)	CET1 ratio	Target: 12.45%. Achievement: 12.76%	252.59%

Profitability (25%)	RoTE (Return on tangible equity)	Target: 16.09%. Achievement: 16.27%.	108.86%
TOTAL metrics			158.27%
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
B. The related score has been calculated as per the pay-out scale approved, which factors in not only performance vs target as per CRR2 but also vs CRR3, risk transfer and net RWAs targets.

B. Qualitative assessment
Indicators	Level of achievement	Assessment
Performance vs. Market (+/- 10%)
The Group achieved record results in 2024 for the third year in a row. This enabled us to i) place above our global peers’ average in terms of profitability adjusted to cost of risk (NIM-CoR); keep a lid on cost growth more or less in line with inflation and increasing at a rate half that of our peers; and iii) continue boosting our profitability (RoTE) by climbing two positions and widening the gap with the market average. By business, Retail performed strongly in almost every market, as did Consumer, which remained a leader in NIM-CoR and profitability. Wealth grew at a faster rate than our peers.
		+5.00%
Network Collaboration (+/- 5%)	During the year, we have strengthened synergy between global businesses, countries and support functions, driving collaboration within our Organization as a key factor in capturing the value of our Group, reinforcing our competitive and operational advantages. This allows us to continue to strengthen our global network and transform collaboration into a real advantage for the Group.	+3.41%
Compliance and Risk (+/- 5%)	Strengthened oversight units, including in global processes (e.g. P-27). Delivered on various regulatory/supervisory issues (closure of 4 SREP recommendations, maintained SREP operational rating, delivered EBA repair programme, full implementation of ECB IFRS9 operational act). Delivered a new Group-wide IRB strategy. Significant progress on strategic and transformational initiatives and further integration of advanced risk management techniques fostering profitable growth (automated credit decisioning, use of machine learning and artificial intelligence).
Also continued to deliver an effective Compliance program in 2024, meeting the defined priorities with tangible deliverables focused on regulatory priorities such as One FCC, Unit and Global Division oversight and advice, and broader issues such as talent enhancement and mobility.
		+2.50%
Sustainability targets (+/- 5%)	We made significant progress in sustainability-related lines of work, most notably our strong performance in financial inclusion and sustainable business (including climate).	+3.13%
TOTAL qualitative assessment		+14.03%

C. Exceptional adjustment approved by board of directors upon recommendation of remuneration committee	Despite very strong results and outstanding performance in capital management, the Board, upon recommendation from the Remuneration Committee, approved a discretionary reduction of -27.3 p.p. to best align the bonus pool results with shareholder performance	-27.30%

Final bonus pool 2024		145%
The payout relative to the level of achievement of the targets for the quantitative metrics (158.27%) and the ones relative to the qualitative evaluation (+14.03%) and exceptional adjustment (-27.30%) are added up:
A + B +C = Final bonus pool result in 2024 (as a percentage of target).
The following section details the individual variable remuneration approved by the board.
iii) Determination of the individual variable remuneration for executive directors set in 2024
The board approved executive directors' variable remuneration for 2024 on the remuneration committee’s recommendation, based on the bonus pool detailed above, their individual target bonuses for 2024 and the evaluation of their individual contributions.
The board also verified that none of the following circumstances have occurred:
•The Group's ONP2 for 2024 was not more than 50% less than for 2023. Otherwise, variable remuneration would not have been greater than 50% of the individual target.
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
Annual report 2024    315

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•The Group’s ONP was not negative. Otherwise, the incentive would have been zero.
The board of directors, upon recommendation of the remuneration committee, resolved to increase 5% the target bonuses for the Executive Chair and the CEO in 2024.
Variable contributions to pensions in terms of percentage were not modified in 2024, remaining at 22% of the 30% of the last three assigned bonus' average. This means complying with Circular 2/2016 of the Bank of Spain, standard 41, on pension benefits, by which a part of not less than 15% of the total contribution must be based on variable components.
Breakdown of immediately payable and deferred remuneration
2024 was a groundbreaking year in our transformation. We delivered solid operating performance and profitable growth, with record attributable profit of EUR 12,574 million on the back of a strong increase in revenue that grew far above costs, and all this progress with an improvement in cost of risk. These excellent results enabled us to achieve the targets we set for the year: a CET1 ratio of 12.8% (far exceeding forecasts and driven by strong net organic capital generation of over 200 basis points) and shareholder value creation (TNAV per share plus cash DPS up 14% year on year and cash dividend per share of up 39% year on year). All this, coupled with our business model and robust balance sheet, enabled us to achieve an initial bonus pool of 172.30%. However, to make this pool more consistent with shareholder return, the board approved a negative adjustment of 27.30%.
Furthermore, the ratio of executive directors’ total remuneration to underlying attributable profit fell from 0.19% in 2023 to 0.18% in 2024, as shown in section 6.3.I.
In this context, total executive variable remuneration increased by 4% compared to the previous year.
The immediately payable variable remuneration in deferred amounts not contingent on long-term metrics and variable remuneration deferred and contingent on long-term objectives approved by the board of directors, following a proposal by the remuneration committee, resulting from the aforementioned process are:

Immediately payable and deferred (not linked to long-term objectives) variable remuneration

EUR thousand	2024				2023
	In cash	In sharesA	In RSUsA	Total	In cash	In sharesB	In RSUsB	Total
Ana Botín	2,961	2,761	200	5,922	2,848	2,648	200	5,696
Héctor Grisi	2,046	1,878	168	4,092	1,952	1,784	168	3,904
Total	5,007	4,639	368	10,015	4,800	4,432	368	9,600
A. The amounts in the foregoing table correspond to a total of 1,014 thousand shares of Banco Santander and 7 thousand RSUs of PagoNxt, S.L.
B. The amounts in the foregoing table correspond to a total of 1,168 thousand shares in Banco Santander and 6 thousand RSUs in 2023.
The following chart states deferred variable remuneration at fair value, which will only be received in 2028, 2029 and 2030 if the long-term multi-year targets are met (see section 6.3 B iv)) and beneficiaries continue to be employed at Grupo Santander, in accordance with the terms approved in the general shareholders' meeting, and no circumstances triggering malus clauses occur3:

Deferred variable remuneration linked to long-term objectives (fair value)

EUR thousand	2024				2023
	In cash	In sharesA	In RSUsA	Total	In cash	In sharesB	In RSUsB	Total
Ana Botín	1,166	956	210	2,332	1,121	911	210	2,243
Héctor Grisi	806	629	176	1,611	769	592	176	1,537
Total	1,972	1,585	386	3,943	1,890	1,504	386	3,780
A. The number of shares in the table correspond to a total of 346 thousand shares of Banco Santander and 7 thousand RSUs of PagoNxt S.L.
B. The number of shares in the table correspond to a total of 396 thousand shares and 6 thousand RSUs of PagoNxt S.L in 2023.
Fair value has been determined on the grant date based on the valuation of an independent expert, Willis Towers Watson. Based on the design of the plan for 2024 and success levels of similar plans at peer entities, the fair value was considered to be 70% of total value linked to long-term objectives assigned.
The maximum amount of shares to be delivered under the plan is within the maximum amount of the award to be delivered in shares (EUR 11.5 million) approved at the 2024 AGM for executive directors. This number of shares has been calculated with the weighted average daily volume of weighted average listing prices of Banco Santander shares in the 50 trading sessions prior to the Friday (not inclusive) before 4 February 2025 (the date on which the board approved the 2024 bonus for executive directors), which was EUR 4.576 per share. According to an independent experts' valuation, the price per PagoNxt, S.L. RSU equals EUR 54.14.
3 Corresponds to the fair value of the maximum amount to be received over a total of 3 years, subject to continued service -with certain exceptions-, non- applicability of malus clauses and compliance with set goals. Fair value was estimated at the plan award date on account of several scenarios for the variables in the plan during the measurement periods.
Annual report 2024    316

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

iv) Multi-year targets linked to the payment of deferred amounts in 2028, 2029 and 2030
The multi-year targets linked to the payment of the deferred amounts payable in 2028, 2029 and 2030 are:

	Metrics	Weight		Target and compliance scales (metrics ratios)
A	Banco Santander’s consolidated Return on tangible equity (RoTE) target in 2026	40%		If RoTE in 2026 is ≥ 18%, then metric ratio is 1.5 If RoTE in 2026 is ≥ 15% but <18%, then metric ratio is 0 – 1.5B If RoTe in 2026 is < 15%, then metric is 0
B	Relative Total Shareholder Return (TSR)A in 2024-2026 within a peer group	40%
If ranking Santander equal percentile 100, then metric ratio is 1.5
If ranking Santander between percentiles 75 and 100 (not inclusive), then metric ratio is
1 – 1.5C
If ranking Santander between percentiles 40 and 75 (not inclusive), then metric ratio is 0.5 – 1C
If ranking Santander below percentile 40, then metric ratio is 0

C	Four sustainability (environmental, social and governance) metrics with the following weighting: 2/10 x Coefficient 1 + 2/10 x Coefficient 2 + 1/10 x Coefficient 3 +5/10 x Coefficient 4	20%	1)
If % women in senior executive positions in 2026 is ≥ 37%, then metric ratio is 1.25
If % women in senior executive positions in 2026 is ≥ 36% but <37%, then metric ratio is
1 – 1.25D
If % women in senior executive positions in 2026 is ≥ 34% but <36%, then metric ratio is 0 – 1D
If % women in senior executive positions in 2026 is < 34%, then metric ratio is 0

			2)
If number of financially included peopleE between 2024 and 2026 (in million) is ≥ 6,3, then metric ratio is 1.25
If number of financially included peopleE between 2024 and 2026 (in million) is ≥ 5,3 but <6,3, then metric ratio is 1 – 1.25D
If number of financially included peopleE between 2024 and 2026 (in million) is ≥ 3,5 but <5,3, then metric ratio is 0 – 1D
If number of financially included peopleE between 2024 and 2026 (in million) is < 3,5, then metric ratio is 0

			3)
If socially responsible investmentF in 2026 is ≥ 21%, then metric ratio is 1.25
If socially responsible investmentF in 2026 is ≥ 18% but < 21%, then metric ratio is 1 –1.25D
If socially responsible investmentF in 2026 is ≥ 15% but < 18%, then metric ratio is 0 –1D
If socially responsible investmentF in 2026 is < 15%, then metric ratio is 0

			4)
If finance raised and facilitatedG (in EUR billions) between 2024 and 2026 is ≥ 180, then metric ratio is 1.25
If finance raised and facilitatedG (in EUR billions) between 2024 and 2026 is ≥ 150 but < 180, then metric ratio is 1 –1.25D
If finance raised and facilitatedG (in EUR billions) between 2024 and 2026 is ≥ 110 but < 150, then metric ratio is 0 –1D
If finance raised and facilitatedG (in EUR billions) between 2024 and 2026 is < 110, then metric ratio is 0

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
E. Financial inclusion: the banking proposals or tailored finance refer to the number of people unbanked, underbanked, in financial distress or with difficulty to access credit to whom we provide tailored access and finance solutions, aiming to meet local financial inclusion needs in a recurrent, comprehensive, affordable and effective way.
F. Assets under management that meet the criteria of Santander’s Sustainable Finance and Investment Classification System (SFICS) as a percentage of total assets under management.
G. Grupo Santander's contribution to our customers’ transition (2024-2026): CIB green finance raised and facilitated (target), Retail & Commercial banking green finance and sustainable linked-loans, and Digital Consumer Bank green finance.

To determine the annual amount of the deferred portion linked to objectives corresponding to each executive director in 2028, 2029 and 2030, the following formula shall be applied to each of these payments ('final annuity') without prejudice to any adjustment deriving from the malus clauses:
Final annuity = Amt. x (2/5 x A + 2/5 x B + 1/5 x C)
where:
•'Amt.' is one third of the variable remuneration amount deferred conditional on performance (i.e. Amt. will be 12% of the total variable pay set in early 2025).
•'A' is the RoTE coefficient according to the scale in the table above, based on RoTE at year-end 2026.
•'B' is the TSR ratio calculated as the scale in the table above, according to the relative performance of Banco Santander’s TSR within its peer group in 2024- 2026.
•'C' is the coefficient resulting from the sum of weighted coefficients for each of the four sustainability targets for 2026 described above.
•In any event, if the result of (2/5 x A + 2/5 x B +1/5 x C) is greater than 1.25, the multiplier will be 1.25.
Annual report 2024    317

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

v) Malus and clawback
Deferred amounts (whether or not contingent on multi-year targets) will be earned if the beneficiary continues to work with the Group4, and none of the circumstances triggering malus clauses arise before each payment, according to the section on malus and clawback clauses in the remuneration policy.
Similarly, Banco Santander can clawback any paid variable amounts in the scenarios and for the period dictated by the terms and conditions in the said policy.
Variable remuneration for 2024 can be clawed back until the beginning of 2031.
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

In addition to the existing policy on malus and clawback clauses of our remuneration policy, the addendum to our remuneration policy entitled "Financial Statement Restatement Compensation" regulates the recoupment of compensation received by the executive directors of Banco Santander, S.A., and senior management, in the event of a financial restatement (according to the regulation) resulting from material noncompliance with financial reporting requirements under US federal securities laws.
The application of malus or clawback clauses for executive directors shall be determined by the board of directors, at the proposal of the remuneration committee, and cannot be proposed once the retention period for the final payment in shares under the plan has elapsed in early 2031. Therefore, the board determines the specific deferred incentive amount to be paid as well as any amount that could be subject to clawback, upon on the remuneration committee’s recommendation and depending on the level of compliance with the conditions for applying malus clauses.
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
The initial contribution for Ana Botín in the new defined contribution pension scheme corresponded to the market value of the assets for which the provisions for due obligations were recognized when the previous pension commitments had been transferred to the new pension scheme.
Every year since 2013, Banco Santander has been contributing to the pension scheme for executive directors and other members of the executive team in proportion to their pensionable bases until their departure from the Group, retirement, death or disability. In general terms, the pensionable base for executive directors is the sum of their fixed remuneration plus 30% of the average of their last three variable remuneration amounts. Contributions will be 22% of pensionable bases in all cases.
This means complying in both cases with Circular 2/2016 of the Bank of Spain, standard 41, on pension benefits, by which a part of not less than 15% of the total contribution must be based on variable components.
For Héctor Grisi, CEO from 1 January 2023, since he has been in the position for two years, the calculation of the variable portion was done using the average of the last two variable remuneration amounts.
Pursuant to remuneration regulations, contributions calculated on the basis of variable remuneration are subject to the discretionary pension benefits scheme. Therefore, under the policy, malus and clawback clauses can be enforced on them in place at any given time and during the same period in which variable remuneration is deferred. Furthermore, these contributions must be invested in Banco Santander shares for five years from the date of the executive director's retirement, or from the date on which the executive directors leave the group. Once that period has elapsed, the amount invested in shares will be paid to them or their beneficiaries if some contingency covered by the pension scheme was happened or will be added to the remainder of their
4 When the beneficiary’s relationship with Banco Santander or another Group entity terminates because of retirement, early retirement or pre-retirement; a dismissal ruled by the courts to be wrongful; unilateral withdrawal for good cause by an employee (which includes the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules); permanent disability or death; mandatory redundancy; or because an employer other than Banco Santander ceases to belong to Grupo Santander, the right to receive shares and deferred amounts in cash and any amounts of the deferred amounts in cash adjusted for inflation will remain under the same conditions in force as if none of such circumstances had occurred. In the case of death, the right will pass to the beneficiary’s heirs.
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
Annual report 2024    318

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
The provisions recognised in 2024 for retirement pensions amounted to EUR 2,445 thousand (EUR 2,110 thousand in 2023), as broken down below.

EUR thousand	2024	2023
Ana Botín	1,339	1,144
Héctor Grisi	1,105	966
Total	2,445	2,110
The amounts corresponding to each director as of 31 December 2024 and 2023 in the pension scheme are:

EUR thousand	2024	2023
Ana Botín	54,731	49,257
Héctor Grisi	1,299	585
José Antonio Álvarez	20,326	19,495
Total	76,356	69,338
D. Other remuneration
Grupo Santander also takes out insurance policies for life, health and other contingencies for its executive directors. This other remuneration component includes the fixed supplement approved for Ana Botín to replace the supplementary benefits from the pension scheme eliminated in 2018, in addition to the cost for insuring death or disability until they retire. Directors are covered under the Group’s civil liability insurance policy.
Note 5 to the Group’s consolidated financial statements describes other benefits received by executive directors in detail.
E. Shareholdings
In 2016, on the remuneration committee’s recommendation, the board of directors approved a shareholding policy to better align executive directors with shareholders’ long-term interests.
According to this policy, in addition to the executive directors’ commitment to maintaining a significant holding of shares in Banco Santander for as long as they have their role, executive directors have five years to demonstrate that their personal assets include shares in Banco Santander that amount (net of taxes) to twice their gross annual salary on that date. The following table show the ratio, with a share price of EUR 4.4655:

	2024
	Gross annual salary (thousand)	Number of shares (thousand)	Number of times
Ana Botín	3,435	33,400	43.4
Héctor Grisi	3,150	2,124	3.0
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
F. Remuneration of board members as representatives of Banco Santander
The executive committee resolved that the remuneration accrued by executive directors who represent Banco Santander on boards of companies where it owns equity and were appointed after 18 March 2002 will accrue to the Group. No executive director received remuneration for this type of representation in 2024.
The following table includes the remuneration received by non-executive directors on a personal basis in other Group entities:

Director	Position	Remuneration
Homaira Akbari	Member of the board of Santander Consumer USA Holdings, Inc.	USD 100 thousand (EUR 96 thousand)
	Member of the Board of PagoNxt, S.L.	EUR 200 thousand
Henrique de Castro	Member of the Board of PagoNxt, S.L.	EUR 200 thousand
José Antonio Álvarez	Member of the Board of PagoNxt, S.L.	EUR 200 thousand
	Member of the Board of Banco Santander (Brasil) S.A.	BRL 1,135 thousand (EUR 183 thousand)
Pamela Walkden	Member of the Santander UK, plc and Santander UK Group Holdings Limited	GBP 109 thousand (EUR 129 thousand)
Likewise, Luis Isasi received EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings (amount included in the chart below as "other remuneration" as it is paid by Banco Santander, S.A.).
And finally, José Antonio Álvarez received a fixed remuneration of EUR 1,750 thousand as strategic adviser of Grupo Santander, as well as the life and health insurance contributions and the supplement for having waived the death and disability policy disclosed in the table in section G below.
G. Individual remuneration of directors for all items in 2024
Below is a breakdown of each director’s short-term salary (payable immediately) and deferred remuneration not based on long-term performance for 2024 and 2023. Statistical information on remuneration required by the CNMV (9.5) and Note 5 to the Group’s consolidated financial statements contains disclosures on shares delivered in 2024 under the deferred remuneration schemes of previous years where conditions for their delivery were met in the related years.
5 This share price corresponds to the share price as of closing of stock markets on 31 December 2024.
Annual report 2024    319

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

	EUR thousand
Directors	2024									2023
	Bylaw-stipulated emoluments		Salary and bonus of executive directors						Total	Total
	Board and board committees annual allotment	Board and committee attendance fees	Fixed Salary	Immediate payment bonus (50% in instruments)	Deferred payment bonus (50% in instruments)	Total	Pension Contribution	Other remunerationF
Ana Botín	312	56	3,435	3,702	2,221	9,358	1,339	1,062	12,127	11,544
Héctor Grisi	296	56	3,150	2,558	1,535	7,243	1,105	437	9,137	8,257
José Antonio Álvarez	326	56	—	—	—	—	—	3,316	3,698	3,553
Glenn Hutchins	603	97	—	—	—	—	—	—	700	372
Bruce Carnegie-BrownA	46	31	—	—	—	—	—	—	78	576
Homaira Akbari	197	88	—	—	—	—	—	—	285	265
Javier BotínB	98	46	—	—	—	—	—	—	144	137
Sol Daurella	204	88	—	—	—	—	—	—	292	249
Henrique de Castro	197	103	—	—	—	—	—	—	300	284
Gina Díez	154	71	—	—	—	—	—	—	225	211
Luis Isasi	339	101	—	—	—	—	—	1,000	1,440	1,417
Ramiro MatoC	211	60	—	—	—	—	—	—	271	518
Belén Romana	471	128	—	—	—	—	—	—	599	572
Pamela Walkden	276	105	—	—	—	—	—	—	381	341
Germán de la Fuente	238	100	—	—	—	—	—	—	338	271
Carlos BarrabésD	97	31	—	—	—	—	—	—	128	—
Antonio WeissE	50	22	—	—	—	—	—	—	72	—
Total 2024	4,115	1,240	6,585	6,260	3,756	16,601	2,444	5,815	30,214	—
Total 2023	4,238	1,097	6,271	6,000	3,600	15,871	2,110	5,251	—	28,567
A. Stepped down as director on 22 March 2024.
B. All amounts received were reimbursed to Fundación Botín.
C. Stepped down as director on 27 June 2024.
D. Member of board of directors since 27 June 2024.
E. Member of board of directors since 27 June 2024.
F. Other remuneration includes for Luis Isasi EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings. For José Antonio Álvarez, this amount includes remuneration as strategic advisor of Grupo Santander, life and health insurance contributions (EUR 856 thousand) and the supplement for having waived the death and disability policy (EUR 710 thousand).
The following table provides each executive director’s salary contingent on multi-year targets. It is only paid if they remain active in the group, malus clauses do not apply and set multi-year targets are achieved (as depending on their achievement, the amounts will be increased (limited to 125%), reduced, or even be zero, if the related minimum thresholds are not achieved):

	EUR thousand
	2024	2023
Ana Botín	2,332	2,243
Héctor Grisi	1,611	1,537
Total	3,943	3,780
A. Fair value of the maximum amount receivable over a total of 3 years (2028, 2029 and 2030), which was estimated when the plan was granted, based on several scenarios relating to variables in the plan during the measurement periods.
Annual report 2024    320

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

H. Ratio of variable to fixed pay components in 2024
At the 2024 AGM, shareholders approved a maximum ratio of 200% of variable to fixed components in executive directors’ pay.
The table below shows the ratio of variable components to fixed components for each executive director’s total pay in 2024. This ratio increased slightly from 2023 by 3 pp for Ana Botín and decreased 11 pp for Héctor Grisi.

2023

2024
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
I. How we include sustainability metrics in 2024 variable incentive scheme
Banco Santander's current remuneration policy is designed to align executive pay with our strategic goals, including long-term sustainability. The policy incorporates mechanisms that link variable remuneration to the achievement of financial, sustainability, and value creation objectives. These objectives are specific, measurable, and aligned with the bank's interests, encompassing environmental, social, and governance (sustainability) factors.
Sustainability metrics are included in the two different incentive schemes, the short-term incentive and the long-term incentive. Both structures are in place to reward performance and promote a balance between immediate results and sustainable growth over time.
1.Short-term incentive (measured by the Bonus pool result):
•Variable pay calculated against annual quantitative metrics and a qualitative assessment based on objective factors, while also considering individual performance. We consider sustainability accomplishments in the qualitative assessment, with a weight of +/- 5%.
•Our top 236 Groups' executives (including the Executive Chair and CEO), as well as employees of the global Corporate Centre and global corporate centres of our subsidiaries, are subject to this general Bonus pool framework and their respective local adaptations.
•The proposed parameters for sustainability performance reviews aim to reward progress both in key metrics and in embedding sustainability in management. For the 2024 award, the sustainability component of the qualitative assessment considered the following sustainability-related accomplishments vs the targets budgeted for the year: progress with inclusive culture, financial inclusion, sustainable business volume, climate and governance and data.
2.Long-term incentive:
•A portion of variable compensation (36%), which is deferred and earned based on the achievement of pre-determined multi-year goals, including sustainability metrics (for the 2024 award, 20% of total multi-year goals). These metrics are progress with inclusive culture, financial inclusion, socially responsible investment and supporting the transition to a low carbon economy (for more details, please see section 6.3.B iv)).
•Our top 36 Groups' executives have their long-term incentive linked to these metrics, including the Executive Chair and CEO.
J. Comparative analysis of directors' remuneration, company performance and average remuneration of employees
This chart summarizes directors’ compensation (short-term remuneration, deferred variable remuneration and/or deferred variable remuneration linked to multi-year targets included, excluding pension contributions) for executive duties in relation to underlying attributable profit as evidenced below. The weight of executive directors’ remuneration relative to underlying attributable profit continues to decline since 2013.

Ratio of executive directors’ total remuneration to underlying attributable profit

0.48%
0.41%
0.41%
0.39%
0.37%
0.32%
0.29%
0.23%
0.27%
0.23%
0.19%
0.18%
–62%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Annual report 2024    321

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The following chart shows the comparative analysis between the directors' remuneration, the company performance (underlying profit attributable to the Group, audited profit before taxes and ordinary ROTE) and the average remuneration of Santander employees (other than directors and in a full time equivalent basis) in the last 5 years:

Directors' remuneration[1] (EUR thousand)	2024	% var. 24/23	2023	% var. 23/22	2022	% var. 22/21	2021	% var. 21/20	2020
• Executive Directors
Ana Botín	12,127	5%	11,544	5%	11,001	(4)%	11,435	68%	6,818
Héctor Grisi	9,137	11%	8,257	—	—	—	—	—	—
• Non-Executive Directors[2]
José Antonio Álvarez	3,698	4%	3,553	(61%)	9,086	(1%)	9,160	52%	6,018
Glenn Hutchins	700	88%	372	—%	10	—%	—	—%	—
Bruce Carnegie-BrownA	78	(86%)	576	(18%)	700	—	700	18%	595
Homaira Akbari	285	8%	265	9%	244	(2%)	248	23%	202
Javier BotínB	144	5%	137	6%	129	—	129	6%	122
Sol Daurella	292	17%	249	8%	230	(4%)	239	12%	214
Henrique de Castro	300	6%	284	9%	261	(2%)	267	23%	217
Gina Díez Barroso	225	7%	211	23%	172	32%	130	—	4
Luis IsasiC	1,440	2%	1,417E	—	1,412E	—	1,406E	49%	943
Ramiro MatoD	271	(48%)	518	4%	500	—	499	16%	430
Belén Romana	599	5%	572	4%	549	3%	533	28%	417
Pamela Walkden	381	12%	341	6%	323	7%	303	42%	214
Germán de la Fuente	338	25%	271	—	137	—	—	—	—
Carlos BarrabésE	128	—	—	—	—	—	—	—	—
Antonio WeissF	72	—	—	—	—	—	—	—	—
Company’s performance
Underlying profit attributable to the Group (EUR mn)	12,574	14%	11,076	15%	9,605	11%	8,654	70%	5,081
Consolidated results of the Group[3] (EUR mn)	19,027	16%	16,459	8%	15,250	5%	14,547	—	(2,076)
Ordinary RoTE	16.27%	8%	15.06%	13%	13.37%	5%	12.73%	71%	7.44%
Employees' average remuneration[4] (EUR thousand)	61	5%	58	3%	56	1%	56	18%	47
Employees' average remuneration in Spain[5] (EUR thousand)	75	3%	73	6%	68	10%	62	(2%)	63
1. Deferred variable remuneration linked to long-term objectives is not included.
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
5.Total employees in Spain geography. Fixed remuneration + effective bonus received in the year. Not all concepts are included. Not impacted by exchange rates.
A. Stepped down as director on 22 March 2024.
B. All amounts received were reimbursed to Fundación Botín.
C. Includes EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings.
D. Stepped down as director on 27 June 2024.
E. Member of board of directors since 27 June 2024.
F. Member of board of directors since 27 June 2024.

Annual report 2024    322

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

K. Performance of the long-term metrics under the 2021 plan (2021-2023)
In 2024, the board of directors, at the remuneration committee’s recommendation, approved the level of performance of the long-term metrics for the sixth cycle of the deferred multi-year objectives variable remuneration plan (2021). The table below details each metric and its result at the close of period.

Metric	Target	Result	Coefficient	Weight	Weighted coefficient
CET1 fully loaded in 2023	12%	12.3%	100%	1/3	33.3%
Earnings per share growth in 2023 vs 2020	100%	149.6%	150%	1/3	50%
TSR in 2021-2023	33 - 66 percentile (0% and 100%)	Percentile 33	25%	1/3	8.3%
Total					91.6%
L. Summary of link between risk, performance and remuneration
Banco Santander's remuneration policy and its application in 2024 have promoted sound and effective risk management, at the same time as supported the fulfilment of long-term business objectives.
The key elements of the remuneration policy for executive directors making alignment between risk, performance and reward in 2024 were as follows:

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
Long-term objectives
The long-term objectives linked to the last three portions of the deferred variable remuneration. These objectives are directly associated with return to shareholders relative to a peer group, return on tangible equity (RoTE) and the five targets linked to our sustainability agenda.

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
Shareholding policy
We have demanding executive stock ownership requirements whereby they have the obligation to hold an amount of Santander shares of at least twice their annual salary, thus reducing the incentive for short-term risk taking.

Payment in instruments	At least 50% of variable pay is in instruments and subject to retention or prohibition from exercise of at least one year from their delivery.
Annual report 2024    323

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

6.4 Directors' remuneration policy for 2025, 2026 and 2027
Remuneration policy principles and remuneration system
A. Directors' remuneration in their capacity as such
Director’s remuneration is regulated by article 58 of Banco Santander’s Bylaws and article 33 of the Rules and regulations of the board of directors. For 2025, 2026 and 2027, no changes to the principles and composition of directors’ remuneration for supervisory and collective decision-making duties are planned with respect of those in 2024. They are described in sections 6.1 and 6.2.
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
C. Shareholder engagement
In response to the lower-than-usual support our 2024 remuneration policy proposal received in the 2024 annual general meeting, we engaged with a significant portion of our shareholders and proxy advisors to discern and address any concerns related to remuneration. These engagement efforts are described in greater detail on the introduction section of this chapter.
As a result of these conversations, the remuneration committee proposed several changes to the remuneration structure of the executive directors for the 2025 incentive award and beyond, as well as updates to our disclosure:

Key issues raised by shareholders	Actions taken in response
→Investors expressed their wish to increase the weight of the long-term components of variable remuneration.
•First, to provide even greater alignment with shareholders, the portion of variable remuneration paid in equity will be increased from 50% to 60%. In this regard, in 2025, for executive directors, variable remuneration will be paid 40% in cash and 60% in instruments, the latter whose long-term valuation replicate the interests of our shareholders. The portion they will receive in instruments is split as follows:
i.EUR 500 thousand and EUR 420 thousand in PagoNxt, S.L. RSUs for Ana Botín and Héctor Grisi, respectively.
ii.The rest, all in shares of Banco Santander.
•Second, to strengthen the long-term vision and value creation of the company, the percentage of variable pay subject to long-term metrics will be increased from 36% to 40%.
•And third, to increase the alignment with shareholders return, we have increased the weight of the relative TSR long-term performance metric from 40% to 50%.

→Investors viewed favourably that we had increased the minimum relative TSR (rTSR) vesting from 33rd percentile to 40th percentile. Still, several indicated a preference for no vesting below median peer performance levels.
•Starting with the 2025 awards, we have increased the minimum vesting threshold for rTSR from 40th percentile to 50th percentile.
→Some investors raised how executive remuneration levels are determined.
•Santander has enhanced the remuneration disclosures to provide further detail on our Committee’s process for setting the Remuneration Policy.
•This report contains further explanations detailing how executive remuneration is set and how pay is aligned with performance, including the peer selection criteria for this analysis. Santander follows a rigorous process that includes an annual review of comparative market data to ensure our pay remains competitive in the marketplace.

Annual report 2024    324

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The remuneration committee proposes to maintain the current long-term performance metrics, thus prioritizing shareholder returns and the Group's profitability in the long-term, as well as the sustainability of the balance sheet and its activities and how we carry them out. Therefore these metrics will continue to be:
•Relative performance of Banco Santander's total shareholder return (TSR) compared to our peer group. Its weight is increased from 40% to 50% of the total.
•Return on tangible equity (RoTE), as an indication of long-term value creation. Its weight will be 30% of the total.
•Four sustainability metrics linked to the progress we make on our targets to implement the Group's agenda in this sense. Their weight will be 20% of the total.
And the maximum achievement ratio will also remain at 125% so executives have the incentive to exceed their targets; however, the maximum achievement ratio for effectively paid remuneration will not exceed the thresholds approved at the AGM.
The following table shows the remuneration structure for 2025 of both executive directors, according to the aforementioned changes:

2025 AWARD	Component

Gross Annual Salary	Fixed

Board of Directors' by-law stipulated emoluments	Fixed

Pension Contribution	Fixed &	Variable

Rest of components	Fixed

Variable remuneration (Target Bonus x Achievement level of Bonus pool +/- Individual performance)
	Upfront	Deferred					Cash/ Shares (%)

	Feb N+1	N+2	N+3	N+4	N+5	N+6
	40%	10%	10%	13.33%	13.33%	13.33%
	20% 20%	5% 5%	5% 5%	3.33% 10%	3.33% 10%	3.33% 10%
40% 60%
New

					40%	New
Additionally subject to long-term goals achievement
				rTSR 50%	RoTE 30%	Sustain-ability 20%
New
Malus/Clawback clauses All payments in shares[1] are subject to a one-year retention period and the prohibition of hedging
Cash Shares
1.Executive directors also have the obligation to hold them for three years from their award date, unless the director already holds shares for an amount equivalent to 200% of their net annual salary (calculated on the basis of their gross annual salary). In such case, the regulatory obligation to hold shares is for one year from their grant date.

Annual report 2024    325

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Moreover, to strengthen a strategic line that is key to Banco Santander's future, and with the aim of providing a strong alignment with PagoNxt's success, the Executive Chair and the Chief Executive Officer will continue to receive restricted stock units (RSUs) of PagoNxt, S.L.
The RSUs substitute part of their variable pay instruments in Banco Santander shares without increasing their total pay and will not represent more than 10% of their variable pay.
Specifically, as regards 2025, Ana Botín would receive the equivalent of EUR 500 thousand in RSUs, and Héctor Grisi would receive the equivalent of EUR 420 thousand in RSUs, in accordance with PagoNxt, S.L.'s long term incentive plan. Each RSU would grant the right to a share in PagoNxt, S.L. or the holding entity of its group (or its equivalent in cash) at the moment when, according to such plan, a liquidity event, a repurchase or a liquidation of such instruments takes place.
This plan is subject to the same principles of risk alignment, variable remuneration caps, deferrals and malus and clawback as the incentive which applies to executive directors described herein, but with payment being done in PagoNxt S.L. instruments.
Also, as detailed at the beginning of chapter 6.3, Banco Santander conducts an annual comparative review of executive directors’ and top management remuneration. In 2025, the peers that comprise the review are BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit, based on their market capitalization, global scale, brand recognition, geographical diversification, business model and regulatory framework. The incorporation of US and Brazilian banks is justified by the strong presence of Banco Santander in those countries, where Santander is listed (on the New York Stock Exchange and Brazilian Stock Exchange of São Paulo).
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
•Sustainability: A remuneration framework that is sustainable in terms of associated costs, cost control, and related objectives (as described in the policy) that ensure variable remuneration is commensurate with the Group's performance, disincentivize short termism and promote long-term sustainability. The remuneration scheme for the 1,246 Corporate Identified Staff also includes deferrals of up to 60% of their variable remuneration, payment of 50% of their variable remuneration in instruments (subject to one-year retention) and malus and clawback clauses.
Also, performance objectives for annual variable remuneration have included since 2020 sustainability components. From 2022, with the purpose of increasing focus on the Group's sustainability agenda and highlight this matter as a core long-term strategy, sustainability metrics are included (described in the next section) for the last deferred variable remuneration payments.
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
Directors’ remuneration for 2025
A. Directors' remuneration in their capacity as such
In 2025, directors, in their capacity as such, will receive remuneration for supervisory and collective decision-making duties for a total of up to EUR 6 million as authorised by the shareholders at the 2024 AGM (which will again be put to a vote at the 2025 AGM). It consists of:
•annual allocation, and
•attendance fees.
For 2025, the board of directors, on the remuneration committee’s recommendation, approved a 3% increase (in respect of 2024) to the annual allotments for the board (chair and members) and its committees (including the executive committee), as well as to the amount allocated to the role of Lead Independent Director and non-executive vice chair and to attendance fees. This increase (aligned with the average remuneration increase of the Group’s staff in Spain in 2024 vs 2023) compensates the greater time commitment of board members, compared to those of other comparable banking groups, as the last market analysis we conducted alongside an independent expert concluded.
The specific amounts and the form of payment are determined by the board of directors in the manner described in the respective 6.2 section of the Annual report, based on the objective circumstances of each director.
Additionally, as indicated in the description of the director remuneration system, Banco Santander will pay its directors’ the corresponding civil liability insurance premium in 2025. The related
Annual report 2024    326

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

policy is common to all executives and was taken out under usual market condition, proportionate to Banco Santander's situation.
B. Executive directors' remuneration for the performance of executive duties
i) Fixed remuneration components
A) Gross annual salary
As part of the annual review of the target compensation of our executive directors, and on the remuneration committee's recommendation, the board has decided not to increase their gross annual salaries, which they believe are competitive based on market data for our peer group and appropriate given their roles and capabilities as well as the Group's performance.
Likewise, their gross annual salary amounts may increase owing to adjustments made to the fixed remuneration mix based on the criteria approved by the remuneration committee, provided this does not entail any cost increase for Banco Santander.
B) Other fixed remuneration components
•Benefit systems: defined contribution schemes as set out in section 'Benefit schemes'6.
•Supplement to fixed salary: Ana Botín will receive EUR 525 thousand as a supplement to her fixed pay in 2025. This was approved in 2018 when the supplementary death and disability pension schemes were eliminated. Héctor Grisi will not receive any supplement of this kind.
•Social welfare benefits: executive directors will also receive social welfare benefits such as life insurance premiums, travel grants, medical insurance and the allocation of remuneration to employee loans, in accordance with Banco Santander’s general policy for senior management, and in the same terms as the rest of employees.
•Likewise, Banco Santander makes available to directors the human and material means required or considered appropriate for carrying out their duties (including any travel required for the exercise of their role). Any eventual private use of these means by the executive directors is duly paid by them under the similar terms and conditions that would be applied to third independent party under the supervision of the audit committee. This information can also be found under the 'Benefit plans' section.
ii) Variable remuneration components
The board approved the policy on executive directors' variable remuneration for 2025 on the remuneration committee's recommendation, based on the remuneration policy principles described at the beginning of this section 6.4.
Executive directors’ variable remuneration consists of a single incentive scheme, linked to the achievement of short-and long-term objectives. It is structured as follows:
•The final amount of variable remuneration will be set at the start of the following year (2026) based on the target bonus amount and subject to compliance with the annual objectives described under section B) below.
•40% of the incentive will be paid immediately once the final amount has been set, and 60% will be deferred in equal parts paid out over five years and subject to long-term metrics:
•The amount deferred over the first two years (20% of the total) will be paid in 2027 and 2028 on the condition that no malus clauses described under section 6.3 B v) are triggered.
•The amount deferred over the next three years (40% of the total) will be paid in 2029, 2030 and 2031, on the condition that no malus clauses are triggered and long-term targets –described in section D) Deferred incentive subject to long-term performance objectives– are met.
The Group can clawback incentives already paid in the cases and during the term set out in its malus and clawback policy, described under section 6.3. B) v).
Exceptionally, when a new executive director joins Banco Santander, his/her variable pay may include a sign-on bonus and/or buyouts.
Variable components in executive directors’ total remuneration for 2025 cannot exceed the limit of 200% of fixed components submitted for approval to the 2025 AGM. However, under EU regulations on remuneration, certain variable components can be excluded.
The proportion of fixed and variable remuneration elements of Banco Santander executive directors is due to the European regulation set out in the CRD V directive. In this sense, the setting of higher fixed amounts than other executive directors of non-EU banks within our peer group is due precisely to the non-requirement of this limit 2:1 of variable/fixed components for non-EU banks.
A. Target bonus
Variable remuneration for executive directors in 2025 will be set based on bonus pool results versus items detailed in the scorecard herein, their individual target bonus and the achievement of their individual objectives, which for 2025 among others include, both for the Executive Chair and the CEO, the ones to continue consolidating the management of the Group through our five global businesses.
As part of the annual review of the target compensation of our executive directors, and on the remuneration committee's recommendation, the board has decided not to increase their target bonuses for the same reasons that their gross annual salaries were not increased.
B. Setting of final variable remuneration based on yearly results
The executive director' 2025 variable remuneration will be based on the results for the following items within an updated scorecard:
1.Three categories of quantitative metrics (business transformation, capital and sustainable profitability) to increase alignment with shareholder value creation and capital generation. The main changes adopted in 2025 are:
i.the removal of the total customers metric, leaving active customers, to prioritize profitability further;
6 As indicated in the next section, executive directors contribution to the benefit systems includes both fixed and variable components
Annual report 2024    327

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ii.the inclusion of cost per active customer (instead of total costs) to keep the focus on appropriate costs management to succeed in transformation, while connecting it with our profitable customers;
iii.the replacement of revenue per active customer with fees over costs to incentivize growing in a business with lower capital consumption and reducing costs (so when rates come down, earnings are not depressed); and
iv. the inclusion of RoRWA SVA (shareholder value added) in the quantitative assessment, removing RoTE from the scope, to increase alignment with shareholders.
2.A qualitative assessment with the same four components of previous year, which address regulatory requirements and the needs and concerns of our shareholders: risk and compliance, network collaboration, sustainability matters and a relative performance assessment against the market in the main financial metrics. As stated in section 6.3.b, the metrics in the qualitative assessment are measurable, objective, audited and important to executing the long-term strategy of the company. The range of adjustment related to the risk and compliance and network collaboration categories has been modified (from +/-5% in the 2024 variable remuneration framework to +/-10% in 2025) to further reinforce risk adjustments within the bonus scheme and collaboration within the Group due to its relevance for the current strategy.
3.An exceptional adjustment that must be duly supported and may involve changes owing to control and/or risk deficiencies, negative assessments from supervisors or unexpected material events.

Quantitative metrics	`+/-	Qualitative assessment	?+/-	Exceptional adjustment
Accordingly, the proposed quantitative metrics and weightings are:

Category	MetricsA	Weighting
Transformation: Weight: 45%	Active customers (growth)	10%
	Cost per active customer	15%
	Fees over costs (recurrence ratio)	20%
Capital Weight: 25%	Capital generation	25%
Sustainable profitability Weight: 30%	RoRWA (Return on risk-weighted assets) SVA	30%
A. For this purpose, these metrics may be adjusted upwards or downwards by the board, following a proposal from the remuneration committee, when inorganic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as impairments, extraordinary impacts of macroeconomic environment, regulatory changes or restructuring processes) have occurred which affect the suitability of the metric and achievement scale established in each case and resulting in an impact not related to the performance of the executive directors and executives being evaluated.
And finally, to the result obtained above, we add or subtract the qualitative assessment according to this table:

Qualitative assessment	Weight
Performance vs. Market	+/-10%
Compliance and Risk	'+/-10%
Network collaboration	'+/-10%
Sustainability targets	+/-5%
Lastly, as additional conditions for determining the incentive, the following circumstances must be confirmed to set variable pay:
•If the Group’s ONP for 2025 were 50% less than in 2024, variable pay would in no case exceed 50% of the benchmark incentive for 2025.
•If the Group’s ONP were negative, the incentive would be zero.
When setting individual bonuses, the board will also consider restrictions to the dividend policy imposed by supervisors.
C) Forms of payment of the incentive
Variable remuneration of executive directors will be paid 60% in instruments, split as:
•the amount of PagoNxt RSUs set for each year (which cannot exceed 10% of their variable pay); and

•the rest, all in shares of Banco Santander.

One portion will be paid in 2026 and the other will be deferred for five years and contingent on long-term metrics:
a)40% of variable remuneration is paid in 2026 net of tax, with 50% in cash and 50% in instruments.
b)60% paid, if applicable, in five parts in 2027, 2028, 2029, 2030 and 2031 (net of tax), with 33% in cash, 67% in instruments, under the conditions stipulated in section E). This is explained in more detail in the table "2025 award" at the beginning of this 6.4 section.
The final three payments, which weight has been increased from 36% of variable remuneration to 40%, will also be subject to long-term objectives described in section D) below.
Shares shall be subject to a three-years retention period, unless the executive directors already hold shares for an amount equivalent to 200% of their fix annual remuneration -in which case the regulatory one year retention period will apply.
Under the remuneration policy, the maximum number of shares will be calculated based on the daily volume-weighted average of the weighted average Santander share price in the 50 trading sessions before the last Friday (not included) before the board meeting at which executive directors’ bonus is agreed.
D) Deferred variable pay subject to long-term objectives
As indicated above, the amounts deferred in 2029, 2030 and 2031 will be paid on the condition that the group achieves its long-term targets for 2025-2027, in addition to the terms described in section E).
Annual report 2024    328

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

As advanced in section B) on the principles of the remuneration policy, the long-term targets are:
A.Relative performance of Banco Santander's total shareholder return (TSR) in 2025-2027 in respect of the weighted TSR of a peer group comprising 9 credit institutions, with the appropriate TSR ratio based on the group’s TSR among its peers.

Ranking of Santander TSR	'TSR Ratio'
The 100th percentile	1.5
Between the 75th and 100th percentiles (not inclusive)	1 – 1.5A
Between the 50th and 75th percentiles (not inclusive)	0.5 - 1A
Less than the 50th percentile	0
A. Proportional increase in TSR coefficient within this bracket of the scale according to the number of positions moved up in the ranking.
TSR7 measures the return on shareholders’ investment. It is the sum of the change in share price plus dividends and other similar items shareholders can receive during the period.
The peer group comprises BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.
B.Banco Santander’s consolidated Return on tangible equity (RoTE) target in 2027. The RoTE ratio for this target is obtained as follows:

RoTE in 2027 (%)	‘RoTE Ratio'
≥ 18.5%	1.5
≥ 17% but <18.5%	0 – 1.5A
< 17%	0
A. Straight-line increase in RoTE coefficient within this bracket of the scale based on the specific percentage of RoTE in 2027.

C.Sustainability metrics.
In the global markets we serve, our engagement to a inclusive culture is a critical driver of our business success. We have a large, diverse customer base, and it's essential that our workforce reflects and understands the varied perspectives of our clients. Our approach to hiring, training, promoting, and retaining an appropriately aligned workforce directly impacts our ability to innovate, relate to our customers and, ultimately, deliver superior results. By fostering an inclusive environment that values different backgrounds, experiences, and viewpoints, we enhance our problem-solving capabilities, improve decision-making, and boost creativity.
Our focus on the composition of our workforce is about doing what's smart for our business because it means we are better positioned to maximize our financial performance and deliver enhanced value to our shareholders. Our success is intrinsically linked to the effectiveness of our team, making it a cornerstone of our strategy for sustained growth and profitability.
More specifically, for the 2025 incentive, the sustainability portion of the long-term incentive that is granted is determined based on performance in the following metrics and targets, which together determine the final payout of 20% of the portion of variable compensation tied to multi-year goals.
Achievement will depend on the progress made on the Group's sustainability actions lines and associated targets (described below)8:
1.Women in executive positions by 2027:
In those geographies where regulation or governmental policy does not support establishing specific inclusivity objectives, there will not be specific goals tied to incentive compensation and will not be included in the methodology or formula that determines an element of the total executive payout. In those instances, and to the extent permissible, they will be assessed with other Group’s initiatives, factors or projects as aspirational goals that can be a factor considered in making compensation decisions.

Women in executive positionsB (%)	Coefficient
≥ 39.5%	1.25
≥ 39.2% but < 39.5%	1 – 1.25A
≥ 38.4% but < 39.2%	0 – 1A
< 38.4%	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Executive positions make up 14% of the total workforce.
The scope of this metric has been reviewed to enhance the attraction and retention of female talent and drive meaningful change. It is essential to focus on lower levels of the organization pyramid, enabling a stronger and more robust female pipeline that supports organic and sustainable progress towards our senior roles.
2.Average annual total number of people that received financial inclusion support in the period 2025 and 2027:

Financial inclusionB (millions of people)	Coefficient
≥ 6	1.25
≥ 4.5 but < 6	1 – 1.25A
≥ 3.5 but < 4.5	0 – 1A
< 3.5	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Number of people unbanked, underbanked, in financial distress or with difficulty to access credit to whom we provide tailored access and finance solutions, aiming to meet local financial inclusion needs in a recurrent, comprehensive, affordable and effective way.
Financial Inclusion thresholds have shifted from accumulative to annual average because it reflects better the performance of these programs.
7TSR refers to the difference (%) between the final and initial values of capital invested in ordinary shares of Banco Santander. The final value is calculated based on the dividends or other similar concepts (such as the Santander Scrip Dividend programme) shareholders receive for this investment during the corresponding period -as if they had invested in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders- and the weighted average share price at that date. To calculate TSR, the weighted average daily volumes of the weighted average listing prices for the fifteen trading sessions prior to 1 January 2025 (exclusive) is considered (to calculate the initial value) and the fifteen trading sessions prior to 1 January 2028 (exclusive) (to calculate the final value).
8 There are thresholds that go beyond current targets, which should not be considered a revision of them, but a way to further motivate our management team, in order to progress beyond targets on sustainability main strategic lines.
Annual report 2024    329

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.Socially responsible investment in 2027 as a percentage of total assets under management.

Socially responsible investmentB (%)	Coefficient
≥ 21%	1.25
≥ 19% but < 21%	1 – 1.25A
≥ 15% but < 19%	0 – 1A
< 15%	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Assets under management that meet the criteria of Santander’s Sustainable Finance and Investment Classification System (SFICS), over total assets under management.

4.Supporting transition. This goal includes how we support our customers' transition through sustainable finance, and the progress on transition plan:

Finance raised and facilitatedB between 2025 and 2027 (EUR bn)	Coefficient
≥ 220	1.25
≥ 165 but < 220	1 – 1,25A
≥ 120 but < 165	0 – 1A
< 120	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Grupo Santander's contribution to our customers’ transition: CIB green finance raised and facilitated and Retail & Commercial banking green finance and Digital Consumer Bank green finance.
To achieve beyond 100% of this goal, it is necessary to progress on Banco Santander transition plan, in order to further support our customers in their transition, including: improving climate data, progress on actions to align our portfolios, enhance sustainable product offering to address market needs, further embed climate and environmental risk, and aim to support policy action and market developments.

Each sustainability goal has a different weighting:
1. Women in executive positions: 20%
2. Financial inclusion: 20%
3. Socially responsible Investment: 10%
4. Supporting transition: 50%

C = (20% Goal 1 +20% Goal 2 +10% Goal 3 +50% Goal 4)
Finally, the following formula will be used to set the annual amount of performance-based deferred variable remuneration in 2029, 2030 and 2031 ('final annuity'), without prejudice to any adjustment deriving from the application of the malus policy (see section 6.3 B v):
Final annuity = Amt. x (5/10 x A + 3/10 x B + 2/10 x C)
where:
•'Amt.' is one third of variable remuneration deferred conditional on performance (i.e. Amt. will be 13.33% of the total incentive set in early 2026).
•'A' is the TSR ratio calculated as the scale in the table above, according to the relative performance of Banco Santander’s TSR within its peer group in 2025-2027.
•‘B' is the RoTE coefficient according to the scale in the table above, based on RoTE at year-end 2027.
•‘C’ is the coefficient resulting from the sum of weighted coefficients for each of the four sustainability targets for 2027 (see section (c) above).
•In any event, if the result of (5/10 x A + 3/10 x B +2/10 x C) is greater than 1.25, the multiplier will be 1.25.
The estimated maximum amount to be delivered in instruments to executive directors is EUR 11.5 million.
Lastly, to verify compliance with these long-term objectives, the board, following a proposal from the remuneration committee, may adjust them to remove the effects of any regulatory change to its calculation rules or any extraordinary circumstances (such as impairments, corporate transactions, share buybacks or restructuring procedures) that have occurred which affect the suitability of the metrics and achievement scales established in each case and resulting in an impact not related to the performance of the executive directors and executives being evaluated.
E) Other terms of the incentive
Payment of the deferred amounts (including those linked to long-term targets) will occur only if they remain in the Group and none of the circumstances triggering malus clauses arise (as per the malus and clawback section in the Group’s remuneration policy) under terms similar to those indicated for 2024 (detailed in section 6.3 B v)), policy expanded in 2023 to adapt it to the new regulation of US Securities Exchange Commission. Furthermore, the Group can claw back paid incentives under the scenarios, period and terms and conditions set out in the remuneration policy.
Hedging the value of Santander shares received during the retention and deferral periods is expressly prohibited.
The effect of inflation on the deferred amounts in cash may be offset.
Selling shares is also prohibited for at least one year since the delivery.
The remuneration committee may propose to the board adjustments in variable remuneration under exceptional circumstances owing to internal or external factors, such as requirements, orders or recommendations issued by regulatory or supervisory bodies. Such adjustments will be described in detail in the report on the remuneration committee and the annual report on directors’ remuneration put to a non-binding vote at the AGM.
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
Annual report 2024    330

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Directors’ remuneration for 2026 and 2027
A. Directors’ remuneration in their capacity as such
For 2026 and 2027, no changes to directors’ remuneration are planned in respect of what is foreseen herein for 2025. However, shareholders at the 2026 or 2027 AGMs may approve an amount higher than the six million euros currently in force, or the board may approve an alternative allocation of that amount to directors in accordance with the criteria in article 58.2 of Banco Santander’s Bylaws (i.e. duties and responsibilities; positions held on the board; membership and attendance at committee meetings; and other objective circumstances).
B. Directors' remuneration for the performance of executive duties
Executive directors’ remuneration will conform to principles similar to those applied in 2025, with the following changes.
i) Fixed components of remuneration
A) Gross annual salary
Executive directors’ annual gross fixed pay may be adjusted each year based on the criteria approved by the remuneration committee at any given time.
Otherwise, it must be disclosed in the report on the remuneration committee and the annual report on director's remuneration put to a non-binding vote at AGM.
B) Other fixed remuneration components
No changes planned in respect of the terms for 2025.
ii) Variable remuneration components
The policy on executive directors’ variable remuneration for 2026 and 2027 will be based on the same principles as in 2025, following the same single-incentive scheme described above, and subject to the same rules of operation and limitations.
A) Setting variable remuneration
Executive directors’ variable remuneration for 2026 and 2027 will be set based on the corporate bonus pool and a benchmark approved for each year which takes into account:
•a set of short-term quantitative metrics measured against annual objectives and aligned with the Group’s strategic plan. These metrics will also cover, at least, capital and customers. They can be measured at Group level and, where applicable, at division level, for a specific business division headed by an executive director. The results of each metric can be contrasted with the budget for the financial year, as well as with growth from the previous year.
•a qualitative assessment that cannot raise or lower the result of the quantitative metrics by more than 35%. It will be conducted for the same categories as the quantitative metrics, including relative performance against market, risk management, compliance, network collaboration and sustainability targets.
•an exceptional adjustment that must be duly substantiated and may involve changes owing to control and/or risk shortfalls, negative assessments from supervisors or unexpected material events.
The quantitative metrics, the qualitative assessment and potential extraordinary adjustments will allow main objectives are considered from the perspective of the various stakeholders and that the importance of risk and capital management is factored in.
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
Lastly, the following circumstances must be confirmed to set variable remuneration:
•If ONP does not reach a certain compliance threshold, the incentive cannot exceed 50% of the year’s individual target bonus.
•If the group’s ONP were negative, the incentive would be zero.
•When setting individual variable pay, the board will also consider restrictions to the dividend policy imposed by supervisors.
B) Forms of payment of the incentive
The variable remuneration of executive directors for 2026 and 2027, will be paid as follows:
•40% in cash;
•and 60% in instruments, split as follows:
•the amount of PagoNxt, S.L. RSUs set for each year (as described below); and
•the rest, all in shares of Banco Santander.
It is also envisaged that for 2026 and 2027 Ana Botín would receive the equivalent of EUR 500 thousand in RSUs, and Héctor Grisi would receive the equivalent of EUR 420 thousand in RSUs, in accordance with PagoNxt, S.L.'s long term incentive plan. Each RSU would grant the right to a share in PagoNxt, S.L. or the holding entity of its group (or its equivalent in cash) at the moment when, according to such plan, a liquidity event, a repurchase or a liquidation of such instruments takes place.
The RSUs will substitute part of their Santander variable pay instruments without increasing their total pay and will not represent more than 10% of their variable pay in any event.
C) Deferred variable remuneration subject to long-term objectives
The last three annual payments of each deferred variable remuneration amount will be made in accordance with the terms described under section E) above and if the Group fulfils long-term objectives for at least 3 years. This may confirm, reduce or increase payment amounts and the number of deferred instruments.
Long-term metrics will reflect value creation and shareholder returns as well as capital and sustainability over a minimum period of 3 years. They will be aligned with the Group’s strategic plan and main priorities towards its stakeholders. They can be measured for the entire Group or by country or business, when appropriate, and subsequently compared to a group of peers.
Annual report 2024    331

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The portion paid in shares cannot be sold until one year has elapsed since delivery.
D) Other terms of the incentive
No changes to the continuity, malus and clawback clauses of the remuneration policy for 2025 described in section 6.4.B.E) are expected. Furthermore, no changes are planned in respect of the clauses on hedging instruments or the deferred amounts in cash adjusted for inflation.
iii) Shareholdings
The policy on shareholdings approved in 2016, with the amendment introduced in 2020 relating to not selling the shares they receive as variable remuneration for a period of three years detailed in section 6.3.E) above will apply in 2026 and 2027, unless the remuneration committee proposes it be amended to the board in light of exceptional circumstances (regulations, orders or recommendations from regulators or supervisors). Such amendments would be described in detail in the report on the remuneration committee and the annual report on director’s remuneration put to a non-binding vote at the annual general meeting.
iv) Principle of equal pay
The same principle of equal pay that applies for executive directors and any other Santander employee described in respect of 2025 apply for 2026 and 2027.
Terms and conditions of executive director contracts and other provisions applicable to all directors
Executive directors’ terms of service are governed by board-approved contracts they sign with Banco Santander. The basic terms and conditions, besides those relating to the remuneration mentioned above, are the ones described here below.
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
Finally, all directors must comply with the Board Rules and regulations provisions that prevent them from carrying out competing activities and oblige them to communicate any other professional activities, that must be assessed by the nominations committee in order to check whether there is any conflict of interest or impair director´s capacity to discharge his duties as such.
B. Code of Conduct
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
This benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. Executive directors’ economic rights under the scheme belong to them even if they are not active in the group at the time of their retirement, death or disability. Their contracts do not provide for any severance pay upon termination apart from what the law provides.
E.  Insurance and other remuneration and benefits in kind
Ana Botín will receive the supplement to their fixed remuneration approved when the supplementary life and health benefits were eliminated in 2018. It will be paid in 2025, 2026 and 2027 in the same amount and continue to be paid until they reach retirement age (even if they are still active).
The Group has life and health insurance policies taken out for executive directors. Insurance premiums for 2025 include standard life insurance and the life insurance cover with the supplement to their fixed remuneration mentioned above. In 2026 and 2027, premiums could vary if directors’ fixed pay or actuarial circumstances change.
Furthermore, directors are covered by Banco Santander’s civil liability insurance policy and may receive other benefits in kind (such as employee loans) pursuant to the group’s general policy and subject to the corresponding tax treatment.
Likewise, the Bank makes available to directors the human and material means required or considered appropriate for carrying out their duties (including any travel required for the exercise of their role). Any eventual private use of these means by the directors is
Annual report 2024    332

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Agreements with non-executive members of the board
José Antonio Álvarez has a contract since 1 January 2023 to represent the bank before supervisors, international bodies, sector organizations and other entities and authorities in institutional and public policy matters as necessary, for which he receives a fixed remuneration of EUR 1,750 thousand. This is an annual contract which has been renewed for the year 2025.
Luis Isasi has a contract since 4 April 2020 to act as non-executive Chair of the Santander España business unit (for which he receives EUR 925 thousand a year) and to serve as a member of the board of Santander España business unit (for which he receives EUR 75 thousand a year). His contract is for an indefinite term and does not entitle him to any compensation if terminated.
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
This compensation could be paid fully or partly in shares, depending on the delivery limits approved at the AGM. Authorization is expected to be sought at the next general shareholders’ meeting in order to deliver a maximum number of shares to any new executive directors or employees to whom buyout regulations apply.
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
•The composition of the remuneration committee at the date the report is approved.
•The number of meetings held in 2024, including a joint session with the risk supervision, regulation and compliance supervision committee.
•The date of the meeting in which the report was approved.
The 2023 annual report on directors’ remuneration was approved by the board of directors and put to consultative vote at the 2024 AGM, with 90.18% of the votes in favour. The tally of the votes
Annual report 2024    333

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

was:

	Number	% of totalA
Votes	10,547,165,767	99.95%

	Number	%
Votes forB	9,381,395,305	90.18%
Votes againstB	1,021,578,768	9.82%
BlankC	5,497,367	0.05%
AbstentionsC	138,694,327	1.31%
A. Percentage on total valid votes and abstentions.
B. Percentage of votes for and against.
C. Percentage of Banco Santander's share capital on the date of the AGM.
Decision process for the development, review and application of the policy
Pursuant to Article 529 novodecies of the Spanish Companies Act, the remuneration committee issues the report on the proposed remuneration policy for 2025, 2026 and 2027 herein. The board of directors then submits it to the 2025 AGM as a separate item on the agenda and an integral part of this text. See 6.4 ' Directors' remuneration policy for 2025, 2026 and 2027'.
Banco Santander’s Compensation function prepares the remuneration policy with the suggestions, requests and comments received during the year from the human resources committee, remuneration committee and the board of directors. A first draft of the policy is submitted to the remuneration committee for review every January. The review considers the suggestions, requests and comments the Chair and Lead Independent Director receive through shareholder and stakeholder engagement during the year on our corporate governance and our remuneration structures. Regulators’ recommendations and legal requirements that may have come to light since the last time the director remuneration policy was submitted for approval by the AGM are also considered.
The committee also makes sure the policy is consistent with the Group's culture and our Simple, Personal and Fair values.
After the preliminary presentation, incorporating the changes and suggestions of these first revisions, the Compensation function then prepares the final draft for the remuneration committee to submit to the board of directors for approval in February.
Based on the analysis carried out in the context of the 2024 annual remuneration report elaboration and its continued supervision of the remuneration policy, the remuneration committee believes the director remuneration policy for 2025, 2026 and 2027 which is included in section 6.4 above is consistent with the principles of Banco Santander’s remuneration policy and its remuneration scheme set out in the Bylaws.
The policy aims, among other aspects, (i) to maintain a simple executive remuneration scheme, with three categories of quantitative metrics (business transformation, sustainable profitability and capital) to further align with value creation and capital generation; (ii) outperform peers in value creation aspects; and, (iii) regarding metrics linked to multiyear objectives, to prioritize long-term profitability for shareholders and Santander and a sustainable balance sheet (total shareholder return, RoTE and sustainability-related metrics related to our responsible banking targets) in order to follow best market practice and meet our stakeholders’ needs.
In 2024, no deviations from, or temporary exceptions to, the application of the remuneration policy occurred.
6.6 Remuneration of non-director members of senior management
2024 variable remuneration was approved by the board of directors on 4 February 2025 in view of the recommendation from the 27 January 2025 remuneration committee. It was set according to Banco Santander’s general remuneration policy as well as specific details pertaining to senior management.
In general, senior management variable remuneration packages were calculated with the quantitative metrics and qualitative assessment used for executive directors (see section 6.3.B) ii).
Some contracts of members of senior management were amended in 2018 in the same manner described under 6.3.D) in respect of Ana Botín, with a pension scheme of 22% of their pensionable bases, the elimination of supplementary benefits, an increase of the insured sum of life insurance and a supplement to fixed remuneration in cash which is included under "Other remuneration".
The following table shows the amounts of short term remuneration (immediately payable) and deferred remuneration (not linked to multi year targets) for senior management as of 31 December 2024 and 2023, excluding those of executive directors. This amount has been reduced by 39% compared to that reported in 2014 (EUR 80,792 thousand):

EUR thousand
		Short-term and deferred salary remuneration
Year	Number of people	Fixed	Immediately receivable variable remuneration (50% in instruments)A	Deferred variable remuneration (50% in instruments)B	Pension contributions	Other remunerationC	Total
2024	14	16,466	14,753	6,639	4,520	7,153	49,531
2023	14	17,109	14,711	6,439	4,775	7,135	50,169
A. The amount immediately payable in 2024 was 1,612 thousand Santander shares (1,568 thousand Santander shares and 1,386 thousand Santander share options in 2023).
B. The deferred amount for 2024 will be 725 thousand Santander shares a (700 thousand Santander shares and 555 thousand Santander share options in 2023).
C. Includes life insurance premiums, health insurance and relocation packages, other remuneration items and RSUs of PagoNxt S.L., as members of board of directors of this entity.
The share price for 2024 variable remuneration is EUR 4.576.
Annual report 2024    334

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

This table breaks down remuneration linked to multi-year targets for senior management (excluding executive directors) at 31 December 2024 and 2023, which they will only receive if they meet the terms of continued service; non-applicability of malus clauses; and long-term goals are met during deferral periods.

Thousands of euros
Year	Number of people	Deferred variable remuneration subject to long-term metricsA (50% in instruments)B
2024	14	6,971
2023	14	6,761
A. In 2024, this corresponds to the fair value of maximum annual payments for 2028, 2029 and 2030 in the ninth cycle of the plan for deferred variable remuneration linked to multi-year targets. In 2023, this corresponds to the estimated fair value of maximum annual payments for 2027, 2028 and 2029 in the eighth cycle of the plan for deferred variable pay linked to multi-year targets. Fair value in the plan was determined on the authorization date based on the valuation report of independent expert Willis Towers Watson. Based on the plan for 2024 and success levels of similar plans at peer entities, the fair value was considered to be 70% of the value linked to long-term metrics.
B. The number of shares in Santander as deferred variable pay subject to long-term metrics shown in the table above was 762 thousand shares in 2024 (735 thousand shares in Santander and 582 Santander share options in 2023).
The long-term goals are the same as those for executive directors. They are described in section 6.3.B) iv).
Additionally, members of senior management who stepped down from their roles in 2024 consolidated salary remuneration and other remuneration for a total amount of EUR 12,303 thousand (EUR 3,560 thousand in 2023). In 2024 rights regarding variable pay subject to long-term objectives amounted to EUR 633 thousand (this right has not been generated in 2023 for this collective).
In 2024, the ratio of variable to fixed pay components was 116% of the total for senior managers group, well within the maximum limit of 200% set by shareholders at the AGM.
See note 5 of the Group’s 2024 consolidated financial statements for further details.

6.7 Prudentially significant disclosures document
On the remuneration committee’s recommendation, the board approves the key remuneration elements of managers or employees who, while not belonging to senior management, take on risks, carry out control functions (i.e. internal audit, risk management and compliance) or who receive global remuneration that places them in the same remuneration bracket as senior management and employees who take on risk. These are typically those whose professional activities may have an important impact on the Group's risk profile (all of these, together with the senior management and Banco Santander's board of directors form the so called 'Corporate Identified Staff' or 'Corporate Material Risk Takers')
Every year, the remuneration committee reviews and, where applicable, updates Corporate Identified Staff in order to include individuals within the organization who qualify as such. The Remuneration Policies chapter in the 2024 Pillar III disclosures report9 of Banco Santander explains the criteria and regulations followed to identify such staff.
At the end of 2024, 1,246 Group executives (including executive directors and non-director senior managers) were considered corporate identified staff of Grupo Santander (1,152 in 2023), which accounts for 0.60% of the total final workforce (0.54% in 2023).
Corporate Identified Staff have the same remuneration framework as executive directors (see sections 6.1 and 6.3), except for:
•Category-based deferral percentages and terms.
•The possibility in 2024 of certain less senior manager categories of only having deferred variable pay subject to malus and clawback clauses.
•The portion of variable remuneration paid or deferred as shares for Group executives in Brazil, Chile and Poland that can be delivered in shares or similar instruments of their own listed entities.
In 2025, the board will maintain its flexibility to determine full or partial payment in shares or similar instruments of Banco Santander and its relevant subsidiaries in the proportion it deems appropriate (according to the maximum number of Banco Santander shares allocated at the general meeting and to any regulatory restrictions in each jurisdiction).
The aggregate amount of variable remuneration for Corporate Identified Staff in 2024, the amounts deferred in cash and instruments, and the ratio of the variable to fixed remuneration components are explained in the remuneration policies chapter of Banco Santander’s Pillar III disclosures report for 2024.
9 The 2024 Pillar III disclosures report can be found on our corporate website.
Annual report 2024    335

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

7. GROUP STRUCTURE AND INTERNAL GOVERNANCE
The Group is structured into legally independent subsidiaries whose parent company is Banco Santander, S.A. Its registered office is in Santander (Cantabria, Spain), while its corporate centre is located in Boadilla del Monte (Madrid, Spain). It has a Group-subsidiary governance model (GSGM) and good governance practices in place for its core subsidiaries. Any references to subsidiaries in this section are to the Group’s most prominent entities.
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
•The subsidiaries are subject to local authority regulation and supervision, although the ECB supervises the Group on a consolidated basis.
•Customer funds are secured by the deposit guarantee schemes in the subsidiaries’ countries and are subject to local laws.
The subsidiaries manage their capital and liquidity autonomously while the Group’s capital and liquidity are coordinated by corporate committees. Intra-group risk transactions are limited, transparent and carried out under market conditions. In addition, the Group retains a controlling interest in subsidiaries listed in certain countries.
Each subsidiary runs independently and has its own recovery plan, limiting the contagion of risk between them and reducing systemic risk.
The GSGM also applies to the global businesses, namely: Corporate & Investment Banking (CIB), Retail & Commercial Banking (Retail), Wealth Management & Insurance (Wealth), Digital Consumer Bank (Consumer) and Payments (Payments). Local CEOs / Country Heads remain ultimately responsible for achieving the budget, execution of the customer and commercial strategy, and financial delivery while global businesses heads lead common businesses and are responsible for the implementation of the global operating model and common tech stack, thereby improving local performance; these result in a truly global-local organization.
7.1 Corporate Centre
The GSGM is supported by a corporate centre, which brings control and support units together with such functions as strategy, risk, compliance, audit, finance, accounting, technology and operations, people and culture, legal services, internal governance, communications and marketing. It adds value to the Group by:
•enhancing governance under robust corporate frameworks, models, policies and procedures to implement strategies and ensure an effective Group oversight;
•making the Group’s units more efficient through cost management synergies, economies of scale and a common brand;
•sharing best commercial practices, with a key focus on global connectivity, launching commercial initiatives globally and bolstering digitalization and transformation; and
•ensuring the suitability of our main executives through the procedure for appointing key positions and assessing suitability that applies to the entire Group.
7.2 Internal governance
Group-subsidiary relationship
The GSGM outlines a set of principles that regulate three types of relationships between the Group and its subsidiaries:
•The subsidiaries’ governing bodies are subject to the Group’s rules and procedures for structuring, forming and running boards of directors and their committees (audit, nomination, remuneration and risk committees), according to international standards. Guidelines regarding subsidiary board composition are aligned with best international practices and ensure an appropriate Group presence on subsidiary boards with at least two Group nominated directors on each board. The subsidiaries are also subject to local regulations and supervisory standards.
•The relationship between local CEOs / Country Heads and the Group CEO. Until January 2025 these relationships were facilitated through three Regional Heads (Europe, North America and South America). Whilst the regional organizational structure has played a key role in ensuring that the Group delivers on its long-term strategic vision and against targets announced as part
Annual report 2024    336

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

of previous investor days, the board agreed to remove this management layer in line with its ongoing focus on streamlining our structure to achieve greater agility, increasing our profitability through accelerating the roll out of our global business platforms and products. See section 1.5 'Achievement of our 2024 goals'.
•The relationship between local and global heads of key positions, following a three lines of defence model: Chief Risk Officer (CRO), Chief Compliance Officer (CCO), Chief Audit Executive (CAE), Chief Financial Officer (CFO) and Chief Accounting Officer (CAO), as well as other key support and business functions (Technology and Operations (T&O), People and Culture, General Secretariat, Marketing, Communications, Strategy), as well as the five global businesses (CIB, Retail, Wealth, Consumer and Payments).
Internal regulation
The Group has corporate frameworks for matters considered to have a material impact on its risk profile, such as risk, capital, liquidity, compliance, financial crime, technology, auditing, accounting, finance, strategy, people and culture, outsourcing, cybersecurity, special situations management communications and brand and responsible banking. These frameworks, which are mandatory, also specify:
•how the Group should supervise and exert control over its subsidiaries; and
•the Group’s involvement in subsidiaries’ decision-making (and vice versa).
The Banco Santander board approves the GSGM and corporate frameworks for subsidiary governing bodies to formally adhere to them. They consider subsidiaries' local requirements and are revised every year as required by the Group board to adapt to new legislation and international best practices.
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
The Group’s Internal Governance office and subsidiary general counsels are responsible for embedding the GSGM and corporate frameworks. Every year, their performance is assessed in reports sent to the relevant governing bodies.
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
Recent developments
As we continue to progress our transformation agenda, the board agreed to remove the regional layer of management in January 2025 to drive simplification and ensure that our global businesses operate directly across all countries, enabling faster decision-making, clear accountability and enhanced agility. As a result, local CEO / Country Heads now report directly to the Group CEO. They must undertake their defined key responsibilities in compliance with European Union and country-specific laws and regulations. In turn, global businesses and corporate functions own the implementation of the global operating model across our footprint; and are responsible for of the relevant platform and products budgets. This ensures alignment with our global priorities and further ensures resource optimization.
In addition, the T&O governance model was updated in 2024 with the aim of helping the global businesses and entities in their digital transformation. This governance model details a set of guiding principles defined to implement T&O’s operating model global strategy, whilst ensuring an adequate control and oversight on a Group-wide basis.
Annual report 2024    337

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The following charts show the three levels of the GSGM, as well as the main actions to ensure an effective relationship and solid internal governance system for the Group.

Group	Subsidiaries

Board of directors
Board of directors

Group Executive ChairA

The GSGM enhances control and oversight through: Group presence on the subsidiaries' boards of directors, establishing guidelines for board and committee structure, dynamics and effectiveness.

Group CEOB	CEO / Country Head

Reporting of the CEO / Country Heads to the Group CEO and Group executive committee.

Control management and business functions, as well as Group global businessesC	Control management and business functions, as well as local global businesses

Reporting to Group and interaction between them.
A. First executive.
B. Second executive, who reports directly to the board of directors.
C. Audit, Risk, Compliance, Finance, Financial Accounting & Control, T&O, People and Culture, General Secretariat, Marketing, Communications, Strategy as well as the five global businesses (CIB, Retail, Wealth, Consumer and Payments).

Best practices and talent sharing across the whole Group and between subsidiaries is key to our success.	Multiple point of entry structure that has proved to be a key resilience instrument and is a result of our diversification strategy.	Continuous collaboration and daily interaction between local and corporate teams.

A common set of corporate frameworks and policies across the Group adapted to local market conditions.	Synergies and economies of scale across the Group.	Planning and implementation of new Group-wide and local initiatives to keep developing our management and control model.

Annual report 2024    338

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

8. INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)
This section describes the key features of Grupo Santander's ICFR.
8.1 Control environment
Governance and control bodies
These bodies are responsible for implementing and overseeing our ICFR, which builds on the Group’s internal control system (ICS):
•Board of directors. It approves the financial reports Banco Santander must disclose as a listed company. The board also oversees and guarantees the integrity of the Group’s internal information, control, accounting and reporting systems.
•Audit committee. It assists the board of directors in overseeing the ICS and in preparing and presenting financial information. The audit committee also works with the external auditor to address matters that have been considered in audits to have a significant impact on our ICFR. It also makes sure the external auditor issues a report on the Group’s ICFR.
For more details, see section 4.5 'Audit committee activities in 2024'.
•Risk control committee. It assists the audit committee in reviewing and overseeing the annual ICS assessment.
•Corporate accounting, financial and management, and sustainability information committee. It is responsible for governing and supervising accounting, financial management and control matters.
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
Lead functions
The structure of the Group enables us to manage risk effectively and ensure that internal control functions (risk, compliance and internal audit) are independent of business functions and can perform their duties efficiently. The key functions that prepare financial information are:

•Costs function. It draws up and documents the corporate model for managing structures and templates, which is used as a reference across the Group.
•Business and support functions. They are responsible for identifying and documenting (under their remit) the risks, tasks and controls that make up our ICFR, based on knowledge of their operations and procedures.
•Financial accounting and control function. It is responsible for: (i) drawing up the Group's accounting policies and adapting them to local needs; (ii) ensuring that appropriate organizational structures are in place to carry out assigned tasks, as well as a suitable hierarchical-functional structure; (iii) using Group tools and methodologies to implement and run an ICS on the cut-off, consolidation and publication of financial information and to ensure that the financial information we report remains reliable; and (iv) implementing the corporate accounting and management information systems and adapting them to the specific needs of local units.
•Risk and compliance functions. These functions comprise the second line of defence and are in charge of independently overseeing and challenging the risk management that the first line conducts.
Within the Risk division, the internal control function sets the standards and methodology for, and oversees the implementation, monitoring and reporting of the Group’s ICS.
•Internal audit function. It is the third line of defence in overseeing and reporting on our ICFR. It recommends corrective action and areas of improvement for the first and second lines to consider and implement. Internal audit is an independent function from the board of directors and senior management that oversees the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thus helping the protect the organization's value, solvency and reputation.
General Code of Conduct, Canal Abierto and training
General Code of Conduct (GCC)
The Group’s GCC sets out board approved guidelines on employees’ conduct. Moreover, it dictates guidelines in relation to accounting standards and financial reporting.
All of the Group’s employees, including directors, sign up to the GCC when they join Santander. Some are also subjected to the Code of Conduct in Securities Markets and other codes of conduct specific to their area or business.
All Santander employees have access to courses on the GCC. The compliance function also answers employees’ queries on ethics and rules in the GCC.
If anyone violates the code, the people and culture function adopts disciplinary measures and recommends corrective action (including work sanctions), irrespective of any related civil or criminal sanctions.
Annual report 2024    339

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

For more details on the GCC’s core implementation mechanisms, see 'Conduct standards' in section 4.2 'Ethical conduct' in the 'Sustainability statement' chapter.
Canal Abierto
Canal Abierto is Banco Santander's internal information system where any person related to Banco Santander can confidentially and, if desired, anonymously, report unethical conduct that could be considered illegal acts in the workplace or contrary to the law; irregularities or violations of the GCC and acts that go against the Group’s corporate behaviours; and improper accounting or auditing practices and internal control or influence on external auditors according to the SOx Act. It also provides a means to report suspicions of infringements of anti-money laundering and terrorism financing, corruption and bribery, and securities market laws.
The board of directors is responsible for implementing Canal Abierto, while the audit committee and the risk supervision, regulation and compliance committee jointly supervise the channel.
For more details on functioning of the channel and the number and type of reports received, see section 4.3 'Ethical channels' in the 'Sustainability statement' chapter.
Training
Group employees who help prepare or analyse financial information take part in training programmes and regular refresher courses specifically designed to teach them the concepts and skills they require to discharge their duties properly.
The functions that prepare our ICFR promote, design and oversee these programmes and courses, with support from the people and culture function.
Training takes the form of both e-learning and on-site sessions that the people and culture function monitors and oversees to guarantee that employees duly complete them and understand their contents.
Training programmes and refresher courses on financial reporting in 2024 focused on: (i) risk analysis and management; (ii) accounting and financial statement analysis; (iii) the business, banking and the financial environment; (iv) financial management, costs and budgeting; (v) mathematical skills; and (vi) calculations and statistics.
Over 81,133 employees from several units and markets where Grupo Santander operates undertook the mentioned training programmes, with some 490,000 hours spent on them. Moreover, each subsidiary has its own training plan, based on Banco Santander’s.
8.2 Risk assessment in financial reporting
Grupo Santander has a specific process to identify the companies that must be included in its scope of consolidation, which the Financial Accounting and Control division and the General Secretariat division oversee.
This process enables us to identify the entities that Grupo Santander controls through voting rights that grant direct or indirect ownership of their capital and through mutual funds, securitization funds, shareholders agreements, structured entities and other means. The aim is to determine whether the Group has control over an entity, whether it has rights to the variable returns of the entity or is exposed to them, and whether it can influence the amount of such variable returns. If the Group is considered to have control, the entity is included in the scope of consolidation under the global integration method. Otherwise, we analyse whether there is significant influence or joint control. If so, the entity is also included in the scope of consolidation and is measured using the equity method.
Entities with the greatest impact on the preparation of the consolidated financial information, must use a common ICS methodology to make sure that relevant controls are included and all significant risks to financial reporting are covered.
Risk identification considers all the Group's activities, not just the risks directly related to the preparation of the Group's financial information. For more details on the specific ICS controls on non-financial information and sustainability, see 'Risk management and internal controls over sustainability information' in note SN 2. 'Sustainability governance' in the 'Sustainability statement' chapter.
Identifying potential risks that must be covered by the ICS is based on top management's knowledge and understanding of the business and its operations in relative to the importance and qualitative criteria associated with the type, complexity or structure of the business.
Banco Santander ensures that controls are in place to cover the potential risks we identify. This includes risks of errors and fraud in financial reporting and those that cover (i) the existence of assets, liabilities and transactions at the relevant date; (ii) timely and correct recording and proper valuation of assets, liabilities and transactions; and (iii) the correct application of accounting principles and rules, as well as appropriate breakdowns.
For more details on the identification, documentation and assessment of the ICS risks and controls, see section 1.5 'Internal control system' in the 'Risk management and compliance' chapter.
8.3 Control activities
Revision and approval of financial information
The board of directors and the audit committee oversee the preparation, submission and integrity of the financial information required of Banco Santander and the Group. They also review compliance with regulatory requirements, the scope of consolidation and the correct application of accounting standards, ensuring that financial information remains permanently updated on our corporate website.
The audit committee is responsible for reporting to the board of directors on the financial information that the Group must publish, ensuring that it is prepared in accordance with the same principles and practices as the financial statements and is as equally reliable.
Annual report 2024    340

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The most significant aspects we consider when closing accounts and reviewing relevant judgements, estimates, measurements and projections are:
•impairment losses on certain assets;
•the assumptions used in the actuarial calculation for employment benefit liabilities and other obligations;
•the useful life of tangible and intangible fixed assets;
•the valuation of consolidation goodwill;
•the calculation of provisions and contingent liabilities;
•the fair value of certain unquoted assets and liabilities;
•the recoverability of tax assets; and
•the fair value of acquired identifiable assets and the liabilities assumed in business combinations.
For more details on ICS reporting and governance, see section 1.5 'Internal control system' in the 'Risk management and compliance' chapter.
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
•The methodology we use when creating, modifying and maintaining apps follows a cycle of definition, development and testing that ensures we process financial information correctly. We have special development and security controls and data access, testing, vulnerability management, and other mechanisms. For more details on cybersecurity, see section 5. 'Research, development and innovation (R&D&I)' in the 'Economic and Financial Review' chapter.
•Comprehensive testing of applications developed based on the requirements set by a specialized development laboratory.
•We run the complete software testing cycle in a pre-production computerized environment which simulates real situations before they are rolled out. Testing includes technical and functional tests, performance tests, user-acceptance tests and pilot and prototype tests, which the entities draw up before the apps become available to end users.
•Business continuity and technological contingency plans based on corporate methodology for key functions in disasters or other events that could suspend or disrupt operations, as well as highly automated back-up systems that support critical systems and require little manual intervention owing to redundant systems and communication lines, high availability systems and data back-up.
Internal control policies and procedures for outsourced activities and valuation services from independent experts
Grupo Santander has a corporate outsourcing and third party agreement framework and third party approval policies and procedures to cover outsourcing risks properly.
The Group must adhere to this framework (and the models and policies that build on it), which meets the EBA's requirements for outsourcing and risk management with third parties and complies with DORA Regulation.
Key processes include:
•tasks to initiate, record, process, settle, report and account for transactions and asset valuations;
•IT support in terms of software development, infrastructure maintenance, incident management, security and processing; and
•other material support services that are not directly related to financial reporting, such as vendor management, property management, HR management and others.
Key control procedures to ensure adequate coverage of risks in these processes are:
•documenting relations between Group companies with comprehensive service agreements;
•documenting and validating by the Group’s service providers of processes and controls for the services that the Group´s vendors perform; and
•external suppliers undergoing an approval process to ensure that the relevant risks associated with the services they provide remain within acceptable levels (according to the Group's risk appetite) and to encourage them to prove the effectiveness of their internal controls through external certifications.
Grupo Santander reviews its estimates internally according to its control model guidelines. It will hire the services of a third party to help with specific matters upon confirming their expertise and independence and approving their methods and rationale of assumptions though relevant procedures.
In particular, we have controls in place to ensure the integrity and quality of information on external suppliers of key services that could affect the financial statements. These controls are comprehensively detailed in the service level agreements that form part of the respective contracts with third parties.
For more details, see 'Supplier risk management' in the section 5.2. 'Operational risk management' in the 'Risk management and compliance' chapter.
Annual report 2024    341

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

8.4 Information and communication
Group accounting policies
Accounting policies should be understood as a complement to local financial and accounting rules. Their overarching aims are (i) for statements and financial information to be made available to management bodies, supervisors and the market to provide accurate and reliable information for decision-making in relation to the Group; and (ii) for all Group entities (due to their accounting ties to Banco Santander) to meet their legal requirements in a timely manner.
The Accounting Regulation area of the Financial Accounting and Control division is responsible for:
•setting the general framework for the treatment of the transactions that constitute Banco Santander's activity, in accordance with their economic nature and the regulations governing the financial system;
•drafting up and keeping up to date the Group’s accounting policies and resolving any queries or conflicts arising from their interpretation; and
•enhancing and standardizing the Group’s accounting practices.
The accounting, financial management and sustainability information corporate framework sets out the principles and guidelines to prepare accounting, financial and management information that must apply to all Grupo Santander entities as a key element of their good governance.
The Group's structure makes it necessary for these principles and standard guidelines to be common for their application across our footprint, and for each of the Group entities to have effective consolidation methods and employ homogeneous accounting policies. The framework's principles are adequately reflected in the Group’s accounting policies.
Accounting policies are revised at least once a year and on the back of key regulatory amendments. Moreover, every month, the Accounting Regulation area publishes an internal bulletin on new accounting regulation and their most significant interpretations.
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
8.5 Monitoring of system functioning
2024 ICFR monitoring activities and results
The board of directors approved an internal audit framework that details the function and how it should conduct its work.
Internal audit function reports to the audit committee and, at least twice a year, to the board of directors. As an independent unit, it also has direct access to the board when required.
Internal audit assesses:
•the efficiency and effectiveness of the ICFR;
•compliance with applicable regulations and supervisory requirements;
•the reliability and integrity of financial and operational information; and
•asset integrity.
Its scope of action includes:
•all entities over which the Group exercises effective control;
•separated assets (for example, mutual funds) managed by the entities mentioned in the previous section; and
•any entity (or separated assets) not included in the above points with which the Group has entered into an agreement to provide internal audit function.
This subjective scope includes, our activities, businesses and processes (performed internally or through outsourcing), the organization and, where applicable, branch networks. Internal audit function may also conduct audits for other investees that are not included in the preceding points when the Group has reserved this right as a shareholder, as well as on outsourced activities in accordance with the established agreements.
The audit committee supervises the Group's Internal Audit function. For more details, see section 4.5 'Audit committee activities in 2024'.
As at 2024 year-end, Internal Audit division had 1,230 employees, all exclusively dedicated to this service. Of these, 281 were based at the Corporate Centre and 949 in the local units located in the Group´s core markets, all with exclusive dedication.
Every year, the internal audit function prepares an audit plan based on a risk self-assessment and is solely responsible for executing the plan. Reviews may lead to recommendations, which are prioritized in accordance with their relative importance and are continuously monitored until full implementation.
In its meeting on 13 February 2024, the audit committee gave the green light to the internal audit plan for 2024, which the board of directors subsequently approved at its meeting on 26 February 2024.
The internal audit function report on the ICFR review aimed to:
•verify compliance with the provisions contained in sections 302, 404, 406, 407 and 806 of the SOx Act;
Annual report 2024    342

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•check corporate governance with regard to information relating to the ICFR, including risk culture;
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
In 2024, the audit committee and the board of directors were regularly informed of the internal audit function's work in accordance with its annual plan, as well as of other related matters. For more details, see section 4.5 'Audit committee activities in 2024'.
Detection and management of deficiencies
As part of its to supervise financial reporting and internal control systems, the audit committee is responsible for maintaining continuous dialogue with the external auditor regarding any significant weaknesses detected in the audit.
The audit committee also assesses the results of the work of the internal audit function and may take the necessary measures to correct any deficiencies identified in the financial information, that may impact on the reliability and accuracy of the financial statements. It may ask other areas of the Group involved in the process for vital information and clarification. The committee also assesses the potential impact of any errors detected in the financial information.
In 2024, the audit committee was informed of the ICS assessment and certification for the 2023 financial year. For more details, see section 4.5 'Audit committee activities in 2024'.

Annual report 2024    343

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 1 of 2

Annual report 2024    344

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[Page intentionally left blank] 2 of 2
Annual report 2024    345

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Some shareholders or other stakeholders may be used to the formats of the corporate governance and directors' remuneration reports set the by the CNMV. Therefore, each section under this format in sections 9.1 'Reconciliation with the CNMV’s corporate governance report model' and 9.4 'Reconciliation to the CNMV’s remuneration report model' include a cross reference indicating where this information may be found in the 2024 annual corporate governance report (drafted in a free format) and elsewhere in this annual report.
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
9.1 Reconciliation with the CNMV’s corporate governance report model

Section in the CNMV model	Included in statistical report	Comments
A. OWNERSHIP STRUCTURE
A.1	Yes	See sections 2.1 'Share capital', 3.2 'Shareholder rights' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.2	Yes	See section 2.3 'Significant shareholders' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.3	Yes	See 'Tenure and equity ownership' in section 4.2 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
A.4	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.5	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.6	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.7	Yes	See sections 2.4 'Shareholders' agreements' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.8	Yes	Not applicable. See section 9.2 'Statistical information on corporate governance required by the CNMV'.
A.9	Yes	See section 2.5 'Treasury shares' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.10	No	See sections 2.2 'Authority to increase capital' and 2.5 'Treasury shares'.
A.11	Yes	See section 9.2 'Statistical information on corporate governance as required by the CNMV'.
A.12	No	See section 'Voting rights and unrestricted share transfers' in section 3.2.
A.13	No	See section 3.2 'Shareholder rights'.
A.14	Yes	See sections 2.6 'Stock market information' and 9.2 'Statistical information on corporate governance as required by the CNMV'.
Annual report 2024    346

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Section in the CNMV model	Included in statistical report	Comments
B. GENERAL SHAREHOLDERS’ MEETING
B.1	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.2	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.3	No	See 'Rules for amending our Bylaws' in section 3.2.
B.4	Yes
See 'Quorum and attendance' in section 3.4, in relation to financial year 2024, and section 9.2 'Statistical information on corporate governance required by the CNMV', in relation to the financial 2022, 2023 and 2024 year.

B.5	Yes	See 'Approved resolutions and voting results' in section 3.4.
B.6	Yes	See 'Participation at general meetings' in section 3.2 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
B.7	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.8	No	See 'Corporate website' in section 3.1.
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1	Yes	See 'Size' in section 4.2 and section 3.4 '2024 AGM'.
C.1.2	Yes	See sections 1.1 'Board skills and diversity', 4.1 'Our directors, 'Tenure and equity ownership' in section 4.2, and section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.3	Yes
See sections 2.4 'Shareholders' agreements', 4.1 'Our directors', 'Composition by director type' in section 4.2, 'Duties and activities in 2024' in section 4.6 and section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.4	Yes
See 'Board skills and diversity matrix' in section 4.2, in relation to financial year 2024, and section 9.2 'Statistical information on corporate governance required by the CNMV', in relation to the remaining financial years.

C.1.5	No	See 'Diversity' and 'Board skills and diversity matrix' in section 4.2 and 'Duties and activities in 2024' in section 4.6.
C.1.6	No
See section 1.5 'Achievement of our 2024 goals', 'Diversity' in section 4.2 and 'Duties and activities in 2024' in section 4.6 and also section 3.1.3 'Inclusive culture' in 'Sustainability statement' chapter.

C.1.7	No	See section 4.6 'Nomination committee activities in 2024'.
C.1.8	No	Not applicable, since there are no proprietary directors. See 'Composition by type of director' in section 4.2.
C.1.9	No	See 'Functions' in section 4.4.
C.1.10	No	See section 4.1 'Our directors'.
C.1.11	Yes	See sections 4.1 'Our directors' and 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.12	Yes	See 'Board and committee preparation and attendance' in section 4.3.
C.1.13	Yes	See sections 6. 'Remuneration' and 9.2 'Statistical information on corporate governance required by the CNMV'. Additionally, see Note 5) in the 'Notes to the consolidated financial statements'.
C.1.14	Yes
See sections 5. 'Senior management team', 6.6 '.Remuneration of non-director members of senior management' and 9.2 'Statistical information on corporate governance required by the CNMV'. Additionally, see note 5) in the 'Notes to the consolidated financial statements'.

C.1.15	Yes	See 'Board regulation' in section 4.3.
C.1.16	No	See 'Election, appointment, re-election and succession of directors' in section 4.2.
C.1.17	No	See 'Board effectiveness review and actions to continuously improve' in section 1.2 and 'Board effectiveness review in 2024' in section 4.3.
C.1.18	No
Not applicable as it was not carried out with the help of an independent external advisor. See 'Board effectiveness review and actions to continuously improve' in section 1.2 and 'Board effectiveness review in 2024' in section 4.3.

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
See 'Lead Independent Director' and 'Board and committee preparation and attendance' in section 4.3, 'Duties and activities in 2024' in sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10 and section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.26	Yes
See 'Board and committee preparation and attendance' in section 4.3, section 4.6 'Nomination committee activities in 2024' and section 9.2 'Statistical information on corporate governance required by the CNMV'.

Annual report 2024    347

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Section in the CNMV model	Included in statistical report	Comments
C.1.27	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.28	No	See 'Duties and activities in 2024' in section 4.5 and section 8.4 'Information and communication'.
C.1.29	Yes	See section 4.1 'Our directors', 'Secretary of the board' in section 4.3 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.30	No	See section 3.1 'Shareholder communication and engagement' and 'External auditor independence' in section 4.5.
C.1.31	Yes	See 'Re-election' in section 4.5.
C.1.32	Yes
In accordance with the CNMV’s instructions, see 'External auditor independence' in section 4.5 and sub-section C.1.32 of section 9.2 'Statistical information on corporate governance required by the CNMV'. Per the CNMV’s instructions on preparing annual reports on corporate governance, sub-section C.1.32 provides the fee ratios of non-audit services to total audit services, with these differences in the ratio set out in Regulation (EU) No 537/2014 that is included in section 4.5 'Audit committee activities in 2024': (a) the ratios in sub-section C.1.32 have two perimeters to the one established by Regulation (EU) No 537/2014: fees for the approved services to be performed by PricewaterhouseCoopers Auditores, S.L. (PwC) for Banco Santander and fees for the approved services to be performed by PwC and other firms in its network for all other Grupo Santander entities, in and outside Spain; and (b) the ratios' denominator is the fees amount for audit services in 2024 and not the average fee value from the past three consecutive years that Regulation (EU) No 537/2014 dictates.

C.1.33	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.34	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.35	Yes	See 'Board operation' and 'Committee operation' in section 4.3.
C.1.36	No	See 'Election, appointment, re-election and succession of directors' in section 4.2.
C.1.37	No	See 'Duties and activities in 2024' in section 4.6.
C.1.38	No	Not applicable.
C.1.39	Yes
See sections 6.4 'Directors' remuneration policy for 2025, 2026 and 2027', 6.7 'Prudentially significant disclosures document' and 9.2 'Statistical information on corporate governance required by the CNMV'.

C.2 Board committees
C.2.1	Yes
See 'Structure of board committees' and 'Committee operation' in section 4.3, sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10 and 9.2 'Statistical information on corporate governance required by the CNMV'.

C.2.2	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.2.3	No	See 'Board regulation' and 'Structure of board committees', 'Committee operation' in section 4.3 and 'Duties and activities in 2024' in sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10.
D. RELATED PARTY AND INTRAGROUP TRANSACTIONS
D.1	No	See 'Related-party transactions' in section 4.12.
D.2	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.3	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.4	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
D.5	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.6	No	See 'Other conflicts of interest' in section 4.12.
D.7	Yes	Not applicable. See section 2.3 'Significant shareholders' and 'Other conflicts of interest' in section 4.12.
E. CONTROL AND RISK MANAGEMENT SYSTEMS
E.1	No
See chapter 'Risk management and compliance', in particular section 1. 'Risk management and control model' and sections 1.3 'Materiality assessment', 2.3 'Embedding ESG in risk management' and 4.2.2. 'Responsible taxation' in 'Sustainability statement' chapter.

E.2	No
See note 54 to the 'Notes to the consolidated financial statements', section 1.3 'Risk and compliance governance' in the 'Risk management and compliance' chapter. See also sections 1.3 'Materiality assessment', 1.4 'Sustainability governance' and 4.2.2. 'Responsible taxation' in 'Sustainability statement' chapter.

E.3	No
See sections 1.2 'Key risk types', 2. 'Credit risk', 3. 'Market, structural and liquidity risk', 4. 'Capital risk', 5. 'Operational risk', 6. 'Compliance risk', 7. 'Model risk' and 8. 'Strategic risk' in 'Risk management and compliance' chapter. See also section 2.3 'Embedding ESG in risk management' in 'Sustainability statement' chapter and, for our capital needs, see section 3.5 'Capital management and adequacy. Solvency ratios' of 'Economic and financial review' chapter.

E.4	No
See section 1.4. 'Management processes and tools' in the 'Risk management and compliance' chapter and sections 1.3 'Materiality assessment', 2.3 'Embedding ESG in risk management' and 4.2.2. 'Responsible taxation' in 'Sustainability statement' chapter.

E.5	No
See 2. 'Credit risk', 3. 'Market, structural and liquidity risk', 4. 'Capital risk', 5. 'Operational risk', 6 'Compliance risk', 7 .'Model risk' and 8. 'Strategic risk' in the 'Risk management' chapter. Additionally, see note 25e) in the 'Notes to the consolidated financial statements'.

E.6	No
See sections 1. 'Risk management and control model', 2. 'Credit risk', 3. 'Market, structural and liquidity risk', 4. 'Capital risk', 5. 'Operational risk', 6. 'Compliance risk', 7. 'Model risk' and 8. 'Strategic risk' in 'Risk management' and compliance chapter. See also 1.4 'Sustainability governance' and 2.3 'Embedding ESG in risk management' in 'Sustainability statement' chapter.

Annual report 2024    348

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Section in the CNMV model	Included in statistical report	Comments
F. ICFRS
F.1	No	See section 8.1 'Control environment'.
F.2	No	See section 8.2 'Risk assessment in financial reporting'.
F.3	No	See section 8.3 'Control activities'.
F.4	No	See section 8.4 'Information and communication'.
F.5	No	See section 8.5 'Monitoring of system functioning'.
F.6	No	Not applicable.
F7	No	See section 8.6 'External auditor report'.
G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
G	Yes	See 'Degree of compliance with the corporate governance recommendations' in section 9.2 and section 9.3 'References on compliance with recommendations of Spanish Corporate Governance Code'.
H. OTHER INFORMATION OF INTEREST
H	No
•See 'Board regulation' in section 4.3, as well as section 1.4 'Sustainability governance' in the 'Sustainability statement' chapter.
•Banco Santander also complies with the Polish Code of Best Practices, except in areas where regulation is different in Spain and Poland.
•In addition, see sections 1.4 'Sustainability governance' and 4. 'Business conduct (Governance information)' in the 'Sustainability statement' chapter.
•Banco Santander has voluntarily signed up to the Code of Best Tax Practices in Spain, see section 4.2.2. 'Responsible taxation' in the 'Sustainability statement' chapter and note 27g) of the 'Notes to the consolidated financial statements'. Banco Santander also voluntarily signed up to the Code of Good Practices for the viable restructuring of debts secured by mortgages on primary residences and the Code of Good Practices for mortgage debtors at risk of vulnerability, see note 54 to the 'Notes to the consolidated financial statements'.

Annual report 2024    349

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9.2 Statistical information on corporate governance required by the CNMV
Unless otherwise indicated all data as of 31 December 2024.
A. OWNERSHIP STRUCTURE
A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:
Indicate whether company Bylaws contain the provision of double loyalty voting:
Yes ☐ No ☑

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights
20/12/2024	7,576,246,161	15,152,492,322	15,152,492,322
Indicate whether different types of shares exist with different associated rights:
Yes ☐ No ☑
A.2 List the direct and indirect holders of significant ownership interests at year-end, including directors with a significant shareholding:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting rights
Name or corporate name of shareholder	Direct	Indirect	Direct	Indirect
BlackRock Inc.	0.00	6.79	0.00	0.09	6.88
Details of the indirect shares:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights
BlackRock Inc.	Subsidiaries of BlackRock Inc.	6.79	0.09	6.88
A.3 Give details of the participation at the close of the fiscal year of the members of the board of directors who are holders of voting rights attributed to shares of the company or through financial instruments, whatever the percentage, excluding the directors who have been identified in Section A.2 above:

Name or corporate name of director	% of voting rights attributed to shares (including loyalty votes)		% of voting rights through financial instruments		Total % of voting rights	From the total % of voting rights attributed to the shares, indicate, where appropriate, the % of the additional votes attributed corresponding to the shares with a loyalty vote
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Ana Botín-Sanz de Sautuola y O’Shea	0.01	0.21	0.00	0.00	0.22	0.00	0.00
Héctor Grisi Checa	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Glenn Hogan Hutchins	0.01	0.00	0.00	0.00	0.01	0.00	0.00
José Antonio Álvarez Álvarez	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Homaira Akbari	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Juan Carlos Barrabés Cónsul	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Javier Botín-Sanz de Sautuola y O’Shea	0.04	0.17	0.00	0.00	0.21	0.00	0.00
Sol Daurella Comadrán	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Henrique de Castro	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Germán de la Fuente Escamilla	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gina Díez Barroso Azcárraga	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Luis Isasi Fernández de Bobadilla	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Belén Romana García	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Pamela Walkden	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Antonio Francesco Weiss	0.00	0.00	0.00	0.00	0.00	0.00	0.00
% total voting rights held by the board of directors					0.47
% total voting rights represented on the board of directors					0.82
Annual report 2024    350

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Details of the indirect holding:

Name or corporate name of director	Name or corporate name of direct owner	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights	From the total % of voting rights attributed to the shares, indicate, where appropriate, the % of the additional votes attributed corresponding to the shares with a loyalty vote
_	_	_	_	_	_
A.7 Indicate whether the company has been notified of any shareholders’ agreements that may affect it, in accordance with the provisions of Articles 530 and 531 of the Spanish Companies Act (LSC). If so, provide a brief description and list the shareholders bound by the agreement, as applicable:
Yes ☑ No ☐

Parties to the shareholders’ agreement	% of share capital affected	Brief description of agreement	Expiry date, if applicable
Javier Botín-Sanz de Sautuola y O’Shea (directly and indirectly through Agropecuaria El Castaño, S.L.U.) Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L. Carmen Botín-Sanz de Sautuola y O’Shea Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.	0.72
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
			01/01/2056
Indicate whether the company is aware of the existence of any concerted actions among its shareholders. If so, give a brief description as applicable:
Yes ☑ No ☐

Participants in the concerted action	% of share capital affected	Brief description of concerted action	Expiry date, if applicable
Javier Botín-Sanz de Sautuola y O’Shea (directly and indirectly through Agropecuaria El Castaño, S.L.U.) Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L. Carmen Botín-Sanz de Sautuola y O’Shea Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.	0.72
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
			01/01/2056
A.8 Indicate whether any individual or entity currently exercises control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act. If so, identify them:
Yes ☐ No ☑
A.9 Complete the following tables on the company’s treasury shares:
At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
0	15,529,459	0.10%
(*) Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestión, S.A.	14,000,000
Banco Santander Argentina, S.A.	558,421
Banco Santander México, S.A.	971,038
Total:	15,529,459
Annual report 2024    351

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

A.11 Estimated free float:

%
Estimated free float	91.73
A.14 Indicate whether the company has issued securities not traded in a regulated market of the European Union.
Yes ☑ No ☐
B. GENERAL SHAREHOLDERS' MEETING
B.4 Indicate the attendance figures for the general shareholders’ meetings held during the financial year to which this report relates and in the two preceding financial years:

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
01/04/2022	0.71	65.41	2.08	0.57	68.77
Of which free float:	0.09	64.98	2.08	0.57	67.72

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
31/03/2023	0.72	64.20	2.22	0.42	67.56
Of which free float:	0.06	63.73	2.22	0.42	66.43

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
22/03/2024	0.82	62.48	2.83	0.52	66.65
Of which free float:	0.08	61.99	2.83	0.52	65.42
B.5 Indicate whether in the general shareholders’ meetings held during the financial year to which this report relates there has been any matter submitted to them which has not been approved by the shareholders:
Yes ☐ No ☑
B.6 Indicate whether the Bylaws require a minimum holding of shares to attend to or to vote remotely in the general shareholders’ meeting:
Yes ☐ No ☑
Annual report 2024    352

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1 Maximum and minimum number of directors provided for in the Bylaws:

Maximum number of directors	17
Minimum number of directors	12
Number of directors set by the General Meeting	15
C.1.2 Complete the following table with the directors’ details:

Name or corporate name of director	Representative	Category of director	Position in the board	Date of first appointment	Date of last appointment	Election procedure
Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chair	04/02/1989	31/03/2023	Vote in general shareholders’ meeting
Héctor Grisi Checa	N/A	Executive	Chief Executive Officer	01/01/2023	31/03/2023	Vote in general shareholders’ meeting
Glenn Hogan Hutchins	N/A	Independent	Lead Independent Director	20/12/2022	31/03/2023	Vote in general shareholders’ meeting
José Antonio Álvarez Álvarez	N/A	Other external	Vice Chair	13/01/2015	22/03/2024	Vote in general shareholders’ meeting
Homaira Akbari	N/A	Independent	Director	27/09/2016	31/03/2023	Vote in general shareholders’ meeting
Juan Carlos Barrabés Cónsul	N/A	Independent	Director	27/06/2024	27/06/2024	Vote in general shareholders’ meeting
Javier Botín-Sanz de Sautuola y O’Shea	N/A	Other external	Director	25/07/2004	22/03/2024	Vote in general shareholders’ meeting
Sol Daurella Comadrán	N/A	Independent	Director	18/02/2015	31/03/2023	Vote in general shareholders’ meeting
Henrique de Castro	N/A	Independent	Director	17/07/2019	22/03/2024	Vote in general shareholders’ meeting
Germán de la Fuente Escamilla	N/A	Independent	Director	21/04/2022	22/03/2024	Vote in general shareholders’ meeting
Gina Díez Barroso Azcárraga	N/A	Independent	Director	22/12/2020	31/03/2023	Vote in general shareholders’ meeting
Luis Isasi Fernández de Bobadilla	N/A	Other external	Director	19/05/2020	01/04/2022	Vote in general shareholders' meeting
Belén Romana García	N/A	Independent	Director	22/12/2015	22/03/2024	Vote in general shareholders’ meeting
Pamela Walkden	N/A	Independent	Director	29/10/2019	31/03/2023	Vote in general shareholders’ meeting
Antonio Francesco Weiss	N/A	Independent	Director	27/06/2024	27/06/2024	Vote in general shareholders' meeting
Total number of directors	15
Annual report 2024    353

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Indicate any directors who have left during the financial year to which this report relates, regardless of the reason (whether for resignation or by agreement of the general meeting or any other):

Name or corporate name of director	Category of director at the time he/her left	Date of last appointment	Date of leave	Board committees he or she was a member of	Indicate whether he or she has left before the expiry of his or her term
Bruce Carnegie-Brown	Independent	26/03/2021	22/03/2024	Nomination and remuneration committees	No
Ramiro Mato García-Ansorena	Independent	26/03/2021	27/06/2024	Executive; audit; risks supervision, regulation and compliance; and responsible banking, sustainability and culture committees	No
C.1.3 Complete the following tables for the directors in each relevant category:

Executive directors
Name or corporate name of director	Position held in the company	Profile
Ana Botín-Sanz de Sautuola y O’Shea	Executive Chair	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Héctor Grisi Checa	CEO	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Total number of executive directors		2
% of the Board		13.33

Proprietary non-executive directors
Name or corporate name of director	Name or corporate name of significant shareholder represented or having proposed his or her appointment	Profile
N/A	N/A	N/A
Total number of proprietary non-executive directors		0
% of the Board		0

Independent directors
Name or corporate name of director	Profile
Glenn Hogan Hutchins	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Homaira Akbari	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Juan Carlos Barrabés Cónsul	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Sol Daurella Comadrán	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Henrique de Castro	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Germán de la Fuente Escamilla	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Gina Díez Barroso Azcárraga	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Belén Romana Garcia	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Pamela Walkden	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Antonio Francesco Weiss	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Total number of independent directors	10
% of the Board	66.67
Annual report 2024    354

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

Name or corporate name of director	Description of the relationship	Reasoned statement
Sol Daurella Comadrán	Business/Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained and the funding Grupo Santander granted to companies in which Sol Daurella was a principal shareholder or director in 2024 were not significant because, among other reasons: (i) they did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others; (ii) they were consistent with Grupo Santander's share in the corresponding market; and (iii) they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Henrique de Castro	Business
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained between Grupo Santander and the company in which Henrique de Castro was a director in 2024 were not significant because, among other reasons they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE and Nasdaq).

Gina Díez Barroso Azcárraga	Business/Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained and the funding Grupo Santander granted to companies in which Gina Díez Barroso was a principal shareholder and director in 2024 were not significant because, among other reasons: (i) they did not generate a situation of economic dependence on the company involved in view of the substitutability of this funding by other sources, whether banks or others; (ii) they were consistent with Grupo Santander's share in the corresponding market; and (iii) they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Glenn Hogan Hutchins	Business/Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained and the funding Grupo Santander granted to the company in which Glenn Hutchins was a director in 2024 were not significant because, among other reasons: (i) they did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others; (ii) they were consistent with Grupo Santander's share in the corresponding market; and (iii) they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Belén Romana García	Business/Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained and the funding Grupo Santander granted to companies in which Belén Romana was a director in 2024 were not significant because, among other reasons: (i) they did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others; (ii) they were consistent with Grupo Santander's share in the corresponding market; and (iii) they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Juan Carlos Barrabés Cónsul	Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the funding Grupo Santander granted to Juan Carlos Barrabés and the companies in which he was a principal shareholder or director in 2024 were not significant because, among other reasons: (i) it did not generate economic dependence in view of the substitutability of this funding by other sources, whether banks or others; (ii) it was consistent with Grupo Santander's share in the corresponding market; and (iii) it did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Antonio Weiss	Business
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained between Grupo Santander and the company in which Antonio Weiss was a principal shareholder in 2024 were not significant because, among other reasons they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE and Nasdaq).

Annual report 2024    355

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
		Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Total number of other external directors			3
% of the Board			20.00
List any changes in the category of a director which have occurred during the period covered in this report.

Name or corporate name of director	Date of change	Previous category	Current category
—	—	—	—
C.1.4 Complete the following table on the number of female directors at the end of each the past four years and their category:

Number of female directors					% of total directors of each category
	FY 2024	FY 2023	FY 2022	FY 2021	FY 2024	FY 2023	FY 2022	FY 2021
Executive	1	1	1	1	50.00	50.00	50.00	50.00
Proprietary	—	—	—	—	0.00	0.00	0.00	0.00
Independent	5	5	5	5	50.00	50.00	50.00	50.00
Other external	—	—	—	—	0.00	0.00	0.00	0.00
Total:	6	6	6	6	40.00	40.00	40.00	40.00
Annual report 2024    356

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

C.1.11 List the positions of director, administrator or representative thereof, held by directors or representatives of directors who are members of the company's board of directors in other entities, whether or not they are listed companies:

Identity of the director or representative	Company name of the listed or non-listed entity	Position	Remunerated YES/NO
Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Director	YES
Héctor Grisi Checa	Cogrimex, S.A. de C.V.	Chair	NO
Glenn Hogan Hutchins	AT&T Inc.	Director	YES
	North Island, LL	Chair	NO
	North Island Ventures, LLC	Chair	NO
José Antonio Álvarez Álvarez	Aon PLC	Director	YES
Homaira Akbari	Landstar System, Inc.	Director	YES
	AKnowledge Partners, LLC	Chief Executive Officer	YES
Juan Carlos Barrabés Cónsul	Grupo Barrabés Cónsul, S.L.	Chair-Chief Executive Officer	NO
	Barrabés Internet, S.L.U.	Chief Executive Officer	NO
	Barrabés Ski Montaña, S.L.U.	Director	NO
	Action & Lifestyle, S.L.U.	Director	NO
	Tuca del Mont, S.L.	Chief Executive Officer	NO
	Ediciones Montañas y Hombres, S.L.U.	Director	NO
	Llitarrada Innova, S.L.	Representative of sole administrator	NO
	Innova Next, S.L.U.	Representative of joint and several administrator	NO
	Step One Ventures, S.L.	Representative of joint and several administrator	NO
	Formiguero Barrabés, S.L.	Joint and several administrator	NO
	Agencia Certificadora Autónoma, S.L.U.	Representative of joint and several administrator	NO
	Primschain, S.L.U.	Representative of sole administrator	NO
Javier Botín-Sanz de Sautuola y O’Shea	JB Capital Markets, S. V., S.A.U.	Chair	YES
	Inversiones Zulú, S.L.	Chair-Chief Executive Officer	NO
	Agropecuaria El Castaño, S.L.	Joint administrator	NO
	Inversiones Peña Cabarga, S.L.	Joint and several administrator	NO
Sol Daurella Comadrán	Coca-Cola Europacific Partners PLC	Chair	YES
	Cobega, S.A.	Representative of director	NO
	Equatorial Coca Cola Bottling Company, S.L.	Director	YES
	Cobega Invest S.L.	Joint administrator	NO
	Olive Partners, S.A.	Representative of director	NO
	Indau, S.A.R.L.	Sole administrator	YES
Henrique de Castro	Fiserv Inc.	Director	YES
	Stakecorp Capital, s.a.r.l.	Director	NO
Gina Díez Barroso Azcárraga	Grupo Diarq, S.A. de C.V.	Chair	NO
	Dalia Women, S.A.P.I. de C.V.	Director	NO
	Centro de Diseño y Comunicación, S.C.	Chair	NO
	Bolsa Mexicana de Valores, S.A.B. de C.V.	Director	YES
Luis Isasi Fernández de Bobadilla	Logista Integral, S.A.	Chair	YES
	Balcón del Parque, S.L.	Sole administrator	NO
	Santa Clara de C. Activos, S.L.	Joint and several administrator	NO
Belén Romana García	Werfen, S.A.	Director	YES
	SIX Group AG	Director	YES
	SIX Digital Exchange AG	Chair	YES
	SDX Trading AG	Chair	YES
	Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.	Director	YES
	Industria de Diseño Textil, S.A. (Inditex)	Director	YES
Antonio Weiss	Societe Familiale d'Investissements S.A.	Director	YES
Annual report 2024    357

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Indicate, where appropriate, the other remunerated activities of the directors or directors' representatives, whatever their nature, other than those indicated in the previous table.

Identity of the director or representative	Other paid activities
Glenn Hogan Hutchins	Member of the international advisory board Government of Singapore Investment Corporation
Member of the executive committee of Boston Celtics
Homaira Akbari	Member of the Security Advisory Board of Telefónica Soluciones de Criptografía, S.A.U.
Belén Romana García	Senior advisor of Artá Capital, S.G.E.I.C., S.A.
Academic director of the IE Leadership & Foresight Hub Programme
Pamela Walkden	Member of the advisory board of JD Haspel Limited
Antonio Weiss	Partner of SSW Partners LP
Associate of AFWCo LP
Senior Advisor of JAB Holdings
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
C.1.13 Identify the following items of the total remuneration of the board of directors:

Board remuneration accrued in the fiscal year (EUR thousand)	30,214
Funds accumulated by current directors for long-term savings systems with consolidated economic rights (EUR thousand)	76,356
Funds accumulated by current directors for long-term savings systems with unconsolidated economic rights (EUR thousand)	0
Pension rights accumulated by former directors (EUR thousand)	46,390
C.1.14 Identify the members of the company’s senior management who are non executive directors and indicate total remuneration they have accrued during the financial year:

Name or corporate name	Position (s)
Mahesh Chatta Aditya	Group Chief Risk Officer
Daniel Barriuso Rojo	Global Head of Retail & Commercial Banking and Group Chief Transformation Officer
Julia Bayón Pedraza	Group Chief Audit Executive
Juan Manuel Cendoya Méndez de Vigo	Group Head of Communications, Corporate Marketing and Research
José Francisco Doncel Razola	Group Chief Accounting Officer
José Antonio García Cantera	Group Chief Financial Officer
Francisco Javier García-Carranza	Global Head of Wealth Management & Insurance
David Arthur Hazell	Group Chief Compliance Officer
José María Linares Perou	Global Head of Corporate & Investment Banking
Mónica Lopez-Monís Gallego	Group Head of Supervisory and Regulatory Relations
Dirk Ludwig Marzluf	Group Chief Operating & Technology Officer
José Luis de Mora Gil-Gallardo	Group Head of Digital Consumer Bank and Group Head of Corporate Development and Financial Planning
Jaime Pérez Renovales	Group General Counsel
Javier Roglá Puig	Group Head of People & Culture
Number of women in senior management	2
Percentage of total senior management	14.29%
Total remuneration accrued by the senior management (EUR thousand)	49,531
C.1.15 Indicate whether any changes have been made to the board's regulations during the financial year:
Yes ☐ No ☑
C.1.21 Indicate whether there are any specific requirements, other than those applying to directors generally, to be appointed Chair:
Yes ☐ No ☑
Annual report 2024    358

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

Number of board meetings	18
Number of board meetings held without the Chair’s attendance	0
Indicate the number of meetings held by the Lead Independent Director with the rest of directors without the attendance or representation of any executive director.

Number of meetings	6
Indicate the number of meetings of the various board committees held during the financial year.

Number of meetings of the audit committee	15
Number of meetings of the responsible banking, sustainability and culture committee	4
Number of meetings of the innovation and technology committee	5
Number of meetings of the nomination committee	13
Number of meetings of the remuneration committee	14
Number of meetings of the risk supervision, regulation and compliance committee	18
Number of meetings of the executive committee	24
C.1.26 Indicate the number of board meetings held during the financial year and data about the attendance of the directors:

Number of meetings with at least 80% of directors being present	18
% of votes cast by members present over total votes in the financial year	98
Number of board meetings with all directors being present (or represented having given specific instructions)	16
% of votes cast by members present at the meeting or represented with specific instructions over total votes in the financial year	98.87
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
C.1.31 Indicate whether the company has changed its external audit firm during the financial year. If so, identify the incoming audit firm and the outgoing audit firm:
Yes ☐ No ☑
Annual report 2024    359

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

C.1.32 Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and express this amount as a percentage they represent of all fees invoiced to the company and/or its group.
Yes ☑ No ☐

	Company	Group companies	Total
Amount of non-audit work (EUR thousand)	9,301	12,339	21,640
Amount of non-audit work as a % of amount of audit work	34.43	15.47	20.26
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
Yes ☐ No ☑
C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Individual financial statements	Consolidated financial statements
Number of consecutive years	9	9

	Company	Group
Number of years audited by current audit firm/Number of years the company’s or its Group financial statements have been audited (%)	20.93	21.43
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

Number of beneficiaries	25
Type of beneficiary	Description of the agreement:
Employees	The Bank has no commitments to provide severance pay to directors.
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
Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group beyond the procedures provided for in applicable law. If applicable, specify the process applied, the situations in which they apply, and the bodies responsible for approving or communicating those agreements:

	Board of directors	General Shareholders’ Meeting
Body authorising clauses	√

	YES	NO
Is the general shareholders’ meeting informed of such clauses?	√
Annual report 2024    360

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

C.2 Board committees
C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

Executive committee
Name	Position	Type
Ana Botín-Sanz de Sautuola y O’Shea	Chair	Executive director
Héctor Grisi Checa	Member	Executive director
José Antonio Álvarez Álvarez	Member	Other external director
Luis Isasi Fernández de Bobadilla	Member	Other external director
Belén Romana García	Member	Independent director

% of executive directors		40.00
% of proprietary directors		0.00
% of independent directors		20.00
% of other external directors		40.00

Audit committee
Name	Position	Type
Germán de la Fuente Escamilla	Chair	Independent director
Homaira Akbari	Member	Independent director
Henrique de Castro	Member	Independent director
Belén Romana García	Member	Independent director
Pamela Walkden	Member	Independent director

% of executive directors		0
% of proprietary directors		0
% of independent directors		100
% of other external directors		0
Identify those directors in the audit committee who have been appointed on the basis of their knowledge and experience in accounting, audit or both and indicate the date of appointment of the committee chair.

Name of directors with accounting or audit experience	Germán de la Fuente Homaira Akbari Henrique de Castro Belén Romana García Pamela Walkden
Date of appointment of the committee chair for that position	23 March 2024

Nomination committee
Name	Position	Type
Belén Romana García	Chair	Independent director
Juan Carlos Barrabés Cónsul	Member	Independent director
Sol Daurella Comadrán	Member	Independent director
Gina Díez Barroso	Member	Independent director
Glenn Hutchins	Member	Independent director

% of executive directors		0
% of proprietary directors		0
% of independent directors		100
% of other external directors		0

Annual report 2024    361

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Remuneration committee
Name	Position	Type
Glenn Hogan Hutchins	Chair	Independent director
Sol Daurella Comadrán	Member	Independent director
Henrique de Castro	Member	Independent director
Luis Isasi Fernández de Bobadilla	Member	Other external director

% of executive directors		0
% of proprietary directors		0
% of independent directors		75.00
% of other external directors		25.00

Risk supervision, regulation and compliance committee
Name	Position	Type
Pamela Walkden	Chair	Independent director
Germán de la Fuente Escamilla	Member	Independent director
Luis Isasi Fernández de Bobadilla	Member	Other external director
Belén Romana García	Member	Independent director

% of executive directors		0
% of proprietary directors		0
% of independent directors		75.00
% of other external directors		25.00

Responsible banking, sustainability and culture committee
Name	Position	Type
Sol Daurella Comadrán	Chair	Independent director
Homaira Akbari	Member	Independent director
Juan Carlos Barrabés Cónsul	Member	Independent director
Gina Díez Barroso Azcárraga	Member	Independent director
Belén Romana García	Member	Independent director

% of executive directors		0
% of proprietary directors		0
% of independent directors		100
% of other external directors		0

Innovation and technology committee
Name	Position	Type
Glenn Hogan Hutchins	Chair	Independent director
Ana Botín-Sanz de Sautuola y O'Shea	Member	Executive director
Homaira Akbari	Member	Independent director
José Antonio Álvarez Álvarez	Member	Other external director
Juan Carlos Barrabés Cónsul	Member	Independent director
Henrique de Castro	Member	Independent director
Héctor Grisi Checa	Member	Executive director
Belén Romana García	Member	Independent director

% of executive directors		25.00
% of proprietary directors		0.00
% of independent directors		62.50
% of other external directors		12.50
Annual report 2024    362

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2024		FY 2023		FY 2022		FY 2021
	Number	%	Number	%	Number	%	Number	%
Audit committee	3	50.00	3	50.00	3	50.00	3	60.00
Responsible banking, sustainability and culture committee	4	80.00	4	80.00	3	75.00	3	60.00
Innovation and technology committee	3	37.50	3	42.86	3	42.86	3	42.86
Nomination committee	3	60.00	2	50.00	2	50.00	2	50.00
Remuneration committee	1	25.00	1	20.00	1	20.00	1	20.00
Risk supervision, regulation and compliance committee	2	50.00	2	40.00	2	50.00	2	40.00
Executive committee	2	40.00	2	33.33	2	33.33	2	33.33
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
The information included in this chart shows the transactions and the results obtained by Banco Santander in Spain and its foreign branches as of 31 December 2024 with Group entities resident in countries or territories that were considered non-cooperative jurisdictions pursuant to Spanish legislation, at such date (Law 11/2021 on measures to prevent and fight against tax fraud).
These results, and the balances indicated below, were eliminated in the consolidation process. See note 3 to the 2024 'consolidated financial statements' for more information on offshore entities.

Banco Santander (Brasil) S.A. (Cayman Islands Branch)	The amount shown on the right corresponds to net positive results (including results due to exchange differences) relating to contracting of derivatives. The referred derivatives had a net positive market value of EUR 143 million and covered the following transactions: - 181 Non-Delivery Forwards. - 213 Swaps. - 67 Cross Currency Swaps. - 52 Options. - 116 Forex.	232,795
	The amount shown on the right corresponds to negative results relating to demand and term deposits (liability). These deposits had a nominal value of EUR 2,564 million as of 31 December 2024.	49,681
	The amount shown on the right corresponds to positive results relating to term deposits (asset). These deposits had a nominal value of EUR 11 million as of 31 December 2024.	8
	The amount shown on the right corresponds to positive results relating to fixed income securities/subordinated instruments (asset). This relates to the investment in Tier I subordinated perpetual notes, with original date of issue November 2018, that were fully amortized on 8 November 2024.	87,327
	The amount shown on the right corresponds to negative results relating to interests and commissions concerning correspondent accounts (liability). This relates to correspondent accounts with a credit balance of EUR 15 million as of 31 December 2024.	164
	The amount shown on the right corresponds to positive results relating to commissions received.	110
Annual report 2024    363

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Complies ☑ Explain ☐
Annual report 2024    364

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Complies ☑ Explain ☐
Annual report 2024    365

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Complies ☑ Partially complies ☐ Explain ☐
Annual report 2024    366

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Complies ☑ Partially complies ☐ Explain ☐
Annual report 2024    367

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Complies ☑ Partially complies ☐ Explain ☐
48. Large cap companies should have formed separate nomination and remuneration committees.
Complies ☑ Explain ☐ Not applicable ☐
Annual report 2024    368

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Complies ☑ Explain ☐
Annual report 2024    369

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Annual report 2024    370

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9.3 References on compliance with recommendations of Spanish Corporate Governance Code

Recommendation	Comply / Explain	Information
1	Comply	See section 3.2 'Shareholder rights'.
2	Not applicable	See 'Other conflicts of interest' in section 4.12 and section 2.3 'Significant shareholders'.
3	Comply	See section 3.1 'Shareholder communication and engagement'.
4	Comply	See section 3.1 'Shareholder communication and engagement'.
5	Comply	See section 2.2 'Authority to increase capital'.
6	Comply
See sections 4.5 'Audit committee activities in 2024', 4.6 'Nomination committee activities in 2024', 4.7 'Remuneration committee activities in 2024', 4.8 'Risk supervision, regulation and compliance committee activities in 2024', 4.9 'Responsible banking, sustainability and culture committee activities in 2024', 4.10 'Innovation and technology committee activities in 2024' and 4.12 'Related-party transactions and conflicts of interest'.

7	Comply	See 'Engagement with shareholders in 2024' in section 3.1, 'Participation at general meetings' in section 3.2 and section 3.5 'Our next AGM in 2025'.
8	Comply	See 'Board regulation' in section 4.3 and sections 4.5 'Audit committee activities in 2024' and 8.5 'Monitoring of system functioning'.
9	Comply	See 'Participation at general meetings' in section 3.2.
10	Comply	See 'Supplement to the notice and proposals resolutions' in section 3.2.
11	Not applicable	See section 3.5 'Our next AGM in 2025'.
12	Comply	See section 4.3 'Board functioning and effectiveness'.
13	Comply	See 'Size' in section 4.2.
14	Comply
See 'Diversity' and 'Election, appointment, re-election and succession of directors' in section 4.2, 'Board regulation' in section 4.3, 'Duties and activities in 2024' in section 4.6 and 'Sustainability statement' chapter.

15	Comply	See section 4.2 'Board composition'.
16	Comply	See 'Composition by type of director' in section 4.2.
17	Comply	See 'Composition by type of director' and 'Election, appointment, re-election and succession of directors' in section 4.2.
18	Comply	See 'Corporate website' in section 3.1, section 4.1 'Our directors' and 'Tenure and equity ownership' in section 4.2.
19	Not applicable	See 'Composition by type of director' in section 4.2.
20	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
21	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
22	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2, 'Board regulation' in section 4.3 and 'Duties and activities in 2024' in section 4.6.
23	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
24	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2 and 'Board's regulation' in section 4.3.
25	Comply	See 'Board and committee preparation and attendance' in section 4.3 and 'Duties and activities in 2024' in section 4.6.
26	Comply	See 'Board operation' and 'Board and committee preparation and attendance' in section 4.3.
27	Comply	See 'Board operation', 'Committee operation' and 'Board and committee preparation and attendance' in section 4.3.
28	Comply	See 'Board regulation' and 'Board operation' in section 4.3.
29	Comply	See 'Board operation' and 'Committee operation' in section 4.3.
30	Comply	See 'Director training and induction programmes' in section 4.3.
31	Comply	See 'Board operation' in section 4.3.
32	Comply	See section 3.1 'Shareholder communication and engagement' and 'Duties and activities in 2024' in section 4.6.
33	Comply	See section 4.3 'Board functioning and effectiveness'.
34	Comply	See 'Lead Independent Director' in section 4.3.
35	Comply	See 'Secretary of the board' in section 4.3.
36	Comply	See 'Board effectiveness review in 2024' in section 4.3.
37	Comply	See 'Board regulation' in section 4.3 and 'Composition' in section 4.4.
38	Comply	See 'Committee operation' in section 4.3 and section 4.4 'Executive committee activities in 2024'.
39	Comply	See 'Board regulation' in section 4.3 and 'Composition' in section 4.5.
Annual report 2024    371

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Recommendation	Comply / Explain	Information
40	Comply	See 'Duties and activities in 2024' in section 4.5 and sections 8.1 'Control environment' and 8.5 'Monitoring of system functioning'.
41	Comply	See 'Board regulation' in section 4.3, 'Duties and activities in 2024' in section 4.5 and section 8.5 'Monitoring of system functioning'.
42	Comply	See 'Board regulation' in section 4.3 and 'Duties and activities in 2024' in section 4.5.
43	Comply	See 'Committee operation' in section 4.3.
44	Comply	See 'Duties and activities in 2024' in section 4.5.
45	Comply	See 'Board regulation' in section 4.3, 'Duties and activities in 2024' in section 4.5, 'Duties and activities in 2024' in section 4.8 and the 'Risk management and compliance' chapter.
46	Comply	See 'Duties and activities in 2024' in section 4.5,'Duties and activities in 2024' in section 4.8 and the 'Risk management and compliance' chapter.
47	Comply	See 'Composition' in section 4.6 and 'Composition' in section 4.7.
48	Comply	See 'Structure of board committees' in section 4.3.
49	Comply	See 'Duties and activities in 2024' in section 4.6.
50	Comply	See 'Duties and activities in 2024' in section 4.7 and 'Duties and activities in 2024' in section 4.6.
51	Comply	See 'Duties and activities in 2024' in section 4.7.
52	Comply
See 'Board regulation' and 'Committee operation' in section 4.3 and sections 4.8 'Risk supervision, regulation and compliance committee activities in 2024' and 4.9 'Responsible banking, sustainability and culture committee activities in 2024'.

53	Comply	See 'Board regulation' in section 4.3, 'Duties and activities in 2024' in section 4.6, 'Duties and activities in 2024' in section 4.8 and 'Duties and activities in 2024' in section 4.9.
54	Comply	See 'Board regulation' in section 4.3, 'Duties and activities in 2024' in section 4.6, 'Duties and activities in 2024' in section 4.8 and 'Duties and activities in 2024' in section 4.9.
55	Comply	See 'Duties and activities in 2024' in section 4.9 and 'Sustainability statement' chapter.
56	Comply
See sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2024', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2025, 2026 and 2027'.

57	Comply
See sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2024', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2025, 2026 and 2027'.

58	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2025, 2026 and 2027'.
59	Comply	See section 6.3 'Remuneration of directors for executive duties'.
60	Comply	See section 6.3 'Remuneration of directors for executive duties'.
61	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2025, 2026 and 2027'.
62	Comply	See 'Duties and activities in 2024' in section 4.7, section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2025, 2026 and 2027'.
63	Comply	See section 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2025, 2026 and 2027'.
64	Comply	See sections 6.1 'Principles of the remuneration policy' and 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2025, 2026 and 2027'.
Annual report 2024    372

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9.4 Reconciliation to the CNMV’s remuneration report model

Section in the CNMV model	Included in statistical report	Further information elsewhere and comments
A. Remuneration policy for the present fiscal year
A.1	No
•See section 6.4: A.1.1, A.1.2, A.1.3, A.1.4, A.1.5, A.1.6, A.1.7, A.1.8, A.1.9, A.1.10, A.1.11 (note 5), A.1.12.
•See also sections 4.7 and 6.5 for A.1.1 y A.1.6.
•See 'L. Summary of link between risk, performance and remuneration' in section 6.3.

A.2	No	See section 6.4.
A.3	No	See section 6.4. See introduction.
A.4	No	See section 6.5.
B. Overall summary of application of the remuneration policy over the last fiscal year
B.1	No	For B.1.1, see sections 6.1, 6.2. and 6.3. For B.1.2 y B.1.3 (not applicable) see section 6.5.
B.2	No	See 'L. Summary of link between risk, performance and remuneration' in section 6.3.
B.3	No	See sections 6.1, 6.2 and 6.3.
B.4	No	See section 6.5.
B.5	No	See section 6.2 and 6.3.
B.6	No	See 'A. Gross annual salary' in section 6.3.
B.7	No	See 'B. Variable remuneration' in section 6.1, as well as sections 6.2 and 6.3.
B.8	No	Not applicable.
B.9	No	See 'C. Main features of the benefit plans' in section 6.3.
B.10	No	See 'D. Other remuneration' in section 6.3.
B.11	No	See 'Terms and conditions of executive director contracts and other provisions applicable to all directors' in section 6.4.
B.12	No	See ' F. Remuneration of board members as representatives of the Bank' in section 6.3.
B.13	No	See note 5 to the consolidated financial statements.
B.14	No	See 'E. Insurance and other remuneration and benefits in kind' in section 6.4.
B.15	No	See 'F. Remuneration of board members as representatives of the Bank' in section 6.3.
B.16	No	No remuneration for this component.
C. Breakdown of the individual remuneration of directors
C	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 a) i)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 a) ii)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 a) iii)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 a) iii)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 b) i)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 b) ii)	No	No remuneration for this component.
C.1 b) iii)	No	No remuneration for this component.
C.1 b) iv)	No	No remuneration for this component.
C.1 c)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.2	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
D. Other information of interest
D	No	See section 4.7 'Remuneration committee activities in 2024'
Annual report 2024    373

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

9.5 Statistical information on remuneration required by the CNMV
B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR ENDED
B.4 Report on the result of the consultative vote at the general shareholders’ meeting on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots:

	Number	% of total
Votes cast	10,547,165,767	100.00%

	Number	% of votes cast
Votes in favour	9,381,395,305	88.95%
Votes against	1,021,578,768	9.69%
Blank	5,497,367	0.05%
Abstentions	138,694,327	1.31%
C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Directors	Type	Period of accrual in year 2024
Ana Botín-Sanz de Sautuola y O’Shea	Executive Chair	From 01/01/2024 to 31/12/2024
Héctor Grisi Checa	CEO	From 01/01/2024 to 31/12/2024
José Antonio Álvarez Álvarez	Vice-Chair	From 01/01/2024 to 31/12/2024
Glenn Hutchins	Lead independent director	From 01/01/2024 to 31/12/2024
Homaira Akbari	Independent	From 01/01/2024 to 31/12/2024
Javier Botín-Sanz de Sautuola y O’Shea	Other external	From 01/01/2024 to 31/12/2024
Sol Daurella Comadrán	Independent	From 01/01/2024 to 31/12/2024
Henrique de Castro	Independent	From 01/01/2024 to 31/12/2024
Gina Díez Barroso	Independent	From 01/01/2024 to 31/12/2024
Luis Isasi Fernández de Bobadilla	Other External	From 01/01/2024 to 31/12/2024
Ramiro Mato García-Ansorena	Independent	From 01/01/2024 to 27/06/2024
Belén Romana García	Independent	From 01/01/2024 to 31/12/2024
Pamela Walkden	Independent	From 01/01/2024 to 31/12/2024
Germán de la Fuente	Independent	From 01/01/2024 to 31/12/2024
Bruce Carnegie-Brown	Independent	From 01/01/2024 to 22/03/2024
Juan Carlos Barrabés Cónsul	Independent	From 27/06/2024 to 31/12/2024
Antonio Francesco Weiss	Independent	From 27/06/2024 to 31/12/2024
Annual report 2024    374

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

C.1 Complete the following tables on individual remuneration of each director (including the remuneration for exercising executive functions) accrued during the year.
a) Remuneration from the reporting company:
i) Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2024	Total year 2023
Ana Botín-Sanz de Sautuola y O’Shea	98	56	214	3,435	2,891	719	—	525	7,938	7,406
Héctor Grisi Checa	98	56	198	3,150	1,645	—	—	—	5,147	4,560
José Antonio Álvarez Álvarez	128	56	198	—	342	473	—	2,460	3,657	3,776
Glenn Hutchins	415	97	188	—	—	—	—	—	700	372
Bruce Carnegie-Brown	22	31	24	—	—	—	—	—	78	576
Homaira Akbari	98	88	99	—	—	—	—	—	285	265
Javier Botín-Sanz de Sautuola y O’Shea	98	46	—	—	—	—	—	—	144	137
Sol Daurella Comadrán	98	88	106	—	—	—	—	—	292	249
Henrique de Castro	98	103	99	—	—	—	—	—	300	284
Gina Díez Barroso	98	71	56	—	—	—	—	—	225	211
Luis Isasi Fernández de Bobadilla	98	101	241	—	—	—	—	1,000	1,440	1,417
Ramiro Mato García-Ansorena	48	60	163	—	—	—	—	—	271	518
Belén Romana García	98	128	373	—	—	—	—	—	599	572
Pamela Walkden	98	105	178	—	—	—	—	—	381	341
Germán de la Fuente	98	100	140	—	—	—	—	—	338	271
Juan Carlos Barrabés Cónsul	50	31	47	—	—	—	—	—	128	—
Antonio Francesco Weiss	50	22	—	—	—	—	—	—	72	—

Comments (Not included in the electronic submission to the CNMV)
The remuneration of Luis Isasi includes EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings.
The variable remuneration only includes amounts related to the position of executive director of Banco Santander S.A.

Annual report 2024    375

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of year 2024		Financial instruments granted during 2024 year			Financial instruments consolidated during 2024					Instruments matured but not exercised		Financial instruments at end of year 2024
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares		No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)		No. of instruments		No. of instruments	No. of equivalent shares
Ana Botín- Sanz de Sautuola y O’Shea	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	106,464	106,464	—	—	—	35,452	35,452	4.576	162	—	71,012	—	—	—
	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020)	74,547	74,547	—	—	—	31,049	31,049	4.576	142	—	6,225	—	37,273	37,273
	6th cycle of deferred variable remuneration plan linked to multi-year targets (2021)	533,023	533,023	—	—	—	162,750	162,750	4.576	745	—	14,925	—	355,348	355,348
	7th cycle of deferred variable remuneration plan linked to multi-year targets (2022) in shares	249,335	249,335	—	—	—	62,334	62,334	4.576	285	—	—	—	187,001	187,001
	7th cycle (Bis) of deferred variable remuneration plan linked to multi-year targets (2022) in shares options.	671,339	249,335	—	—	—	167,835	62,334	4.576	250	—	—	—	503,504	187,001
	8th cycle of deferred variable remuneration plan linked to multi-year targets (2023) in shares	572,107	572,107	—	—	—	114,421	114,421	4.576	524	—	—	—	457,686	457,686
	9th cycle of deferred variable remuneration plan linked to multi-year targets (2024)	—	—	901,853	901,853	—	404,447	404,447	4.576	1,851	—	—	—	497,405	497,405

		Financial instruments at start of year 2024			Financial instruments granted during 2024 year			Financial instruments consolidated during 2024					Instruments matured but not exercised		Financial instruments at end of year 2024
Name	Name of Plan	No. of instruments	No. of equivalent shares		No. of instruments	No. of equivalent shares		No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)		No. of instruments		No. of instruments	No. of equivalent shares
Héctor Grisi Checa	8th cycle of deferred variable remuneration plan linked to multi-year targets (2023) in shares	371,737	371,737	—	—	—	—	74,347	74,347	4.576	340	—	—	—	297,390	297,390
	9th cycle of deferred variable remuneration plan linked to multi-year targets (2024)	—	—	—	606,917	606,917	—	279,480	279,480	4.576	1,279	—	—	—	327,437	327,437
Annual report 2024    376

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

		Financial instruments at start of year 2024			Financial instruments granted during 2024 year			Financial instruments consolidated during 2024					Instruments matured but not exercised		Financial instruments at end of year 2024
Name	Name of Plan	No. of instruments	No. of equivalent shares		No. of instruments	No. of equivalent shares		No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)		No. of instruments		No. of instruments	No. of equivalent shares
José Antonio Álvarez Álvarez	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	71,149	71,149	—	—	—	—	23,693	23,693	4.576	108	—	47,456	—	—	—
	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020)	40,491	40,491	—	—	—	—	16,865	16,865	4.576	77	—	3,381	—	20,245	20,245
	6th cycle of deferred variable remuneration plan linked to multi-year targets (2021)	359,733	359,733	—	—	—	—	109,838	109,838	4.576	503	—	10,073	—	239,822	239,822
	7th cycle of deferred variable remuneration plan linked to multi-year targets (2022) in shares	168,316	168,316	—	—	—	—	42,079	42,079	4.576	193	—	—	—	126,237	126,237
	7th cycle (Bis) of deferred variable remuneration plan linked to multi-year targets (2022) in shares options.	453,194	168,316	—	—	—	—	113,298	42,079	4.576	169	—	—	—	339,896	126,237
Annual report 2024    377

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Comments (Not included in the electronic submission to the CNMV)
■The variable remuneration only includes the amounts related to the position of executive director of Banco Santander S.A. For the construction of "short-term variable remuneration" and "long-term variable remuneration" information has been used the consolidation criteria of CNMV. In 2024 there was no application of malus clauses.

■The variable remuneration consolidated as of the date of this report corresponds to the following plans:

1) Short-term variable remuneration:

a.40% immediate payment of variable remuneration of the ninth cycle of the deferred multi-year objectives variable remuneration plan (2024).
b.First fifth deferred (12%) of variable remuneration of the eight cycle of the deferred multi-year objectives variable remuneration plan (2023).
c.Second fifth deferred (12%) of variable remuneration of the seventh cycle of the deferred multi-year objectives variable remuneration plan (2022).

2) Long-term variable remuneration:

a.Third deferred (first fifth subject to multi-year metrics) of variable remuneration of the sixth cycle of the deferred multi-year objectives variable remuneration plan (2021).
b.Fourth deferred (second fifth subject to multiyear metrics) of variable remuneration of the fifth cycle of the deferred multi-year objectives variable remuneration plan (2020).
c.Fifth deferred (third fifth subject to multiyear metrics) of variable remuneration of the fourth cycle of the deferred multi-year objectives variable remuneration plan (2019).

For the purpose of calculating the hypothetical current cash value of Gross profit from shares handed over or consolidated financial instruments, the same share price used for VR 2024 has been taken, calculated with the weighted average daily volume of weighted average listing prices of Santander shares in the 50 trading sessions prior to the Friday (not inclusive) before 4 February 2025 (the date on which the board approved the 2024 bonus for executive directors), which was EUR 4.576 per share.

In the case of the 2022 VR share options, the gross profit of the hypothetical consolidated instruments has been calculated as the difference between the EUR 4.576 and the exercise price of the option in that remuneration plan (EUR 3.088).

■And below are the levels of achievement of the multi-year metrics of the long-term variable remuneration plans:

1) Sixth cycle of the deferred multi-year objectives variable remuneration plan (2021): 91.6% of achievement for the period 2021-2023.

a.CET1 metric at 100% of achievement for 2023 year-end period (target 12.00%). Weight of 33.3%.
b.Underlying BPA growth at 150% of achievement (target growth of 100%). Weight of 33.3%.
c.TSR metric at 25% of achievement (target of 33-66 percentile). Weight of 33.3%.

2) Fifth cycle of the deferred multi-year objectives variable remuneration plan (2020): 83.3% of achievement for the period 2020-2022.

a.CET1 metric at 100% of achievement for 2022 year-end period (target 12.00%). Weight of 33.3%.
b.Underlying BPA growth at 150% of achievement (target growth of 10%). Weight of 33.3%.
c.TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

3) Fourth cycle of the deferred multi-year objectives variable remuneration plan (2019): 33.3% of achievement for the period 2019-2021.

a.CET1 metric at 100% of achievement for 2021 year-end period (target 12.00%). Weight of 33.3%.
b.Underlying BPA growth at 0% of achievement (target growth of 15%). Weight of 33.3%.
c.TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

Annual report 2024    378

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

iii) Long-term saving systems (thousand EUR)

Name	Remuneration from consolidation of rights to savings system
Ana Botín-Sanz de Sautuola y O’Shea	1,339
Héctor Grisi Checa	1,105

	Contribution over the year from the company (EUR thousand)
	Savings systems with consolidated economic rights			Savings systems with unconsolidated economic rights			Amount of accumulated funds (EUR thousand)
							2024			2023
Name	2024	2023		2024	2023		Systems with consolidated economic rights	Systems with unconsolidated economic rights		Systems with consolidated economic rights	Systems with unconsolidated economic rights
Ana Botín-Sanz de Sautuola y O’Shea	1,339	1,144		—	—		54,731	—		49,257	—
Héctor Grisi Checa	1,105	966					1,299	—		585	—
José Antonio Álvarez	—	—	—	—	—	—	20,326	—	—	19,495	—
iv) Details of other items (thousands of EUR)

Name	Item	Amount remunerated in 2024
Ana Botín-Sanz de Sautuola y O’Shea	Life insurance and complement	507
	Other remuneration	30

Name	Item	Amount remunerated in 2024
Héctor Grisi Checa	Life insurance and complement	389
	Other remuneration	48

Name	Item	Amount remunerated in 2024
José Antonio Álvarez Álvarez	Life insurance and complement	849
	Other remuneration	7
Annual report 2024    379

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

b) Remuneration of the company directors for seats on the boards of other group companies:
i) Remuneration in cash (thousands of EUR)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2024	Total year 2023
Homaira Akbari	296	—	—	—	—	—	—	—	296	311
D. Henrique Manuel Drummond Borges Cirne de Castro	200	—	—	—	—	—	—	—	200	200
Pamela Walkden	129	—	—	—	—	—	—	—	129	152
D. José Antonio Álvarez	383	—	—	—	—	—	—	—	383	341

Comments (Not included in the electronic submission to the CNMV)
■The variable remuneration only includes the amounts related to the position of executive director of Banco Santander S.A.
ii) Table of changes in share/based remunerations schemes and gross profit from consolidated shares of financial instruments
Not applicable
iii) Long term saving systems (thousand EUR)
Not applicable
iv) Detail of other items (thousands of EUR)
Not applicable
Annual report 2024    380

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

c) Summary of remuneration (thousands of EUR)
The summary should include the amounts corresponding to all the items of remuneration included in this report that have been accrued by the director, in thousand euros.

	Remuneration accrued in the company					Remuneration accrued in group companies					Total 2024 Company + group companies
Name	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2024	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2024
Ana Botín-Sanz de Sautuola y O’Shea	7,938	3,959	1,339	537	13,773	—	—	—	—	—	13,773
Héctor Grisi Checa	5,147	1,619	1,105	437	8,308	—	—	—	—	—	8,308
José Antonio Álvarez Álvarez	3,657	1,050	—	856	5,563	383	—	—	—	383	5,946
Glenn Hutchins	700	—	—	—	700	—	—	—	—	—	700
Bruce Carnegie-Brown	78	—	—	—	78	—	—	—	—	—	78
Homaira Akbari	285	—	—	—	285	296	—	—	—	296	581
Javier Botín-Sanz de Sautuola y O’Shea	144	—	—	—	144	—	—	—	—	—	144
Sol Daurella Comadrán	292	—	—	—	292	—	—	—	—	—	292
Henrique de Castro	300	—	—	—	300	200	—	—	—	200	500
Gina Díez Barroso	225	—	—	—	225	—	—	—	—	—	225
Luis Isasi Fernández de Bobadilla	1,440	—	—	—	1,440	—	—	—	—	—	1,440
Ramiro Mato García-Ansorena	271	—	—	—	271	—	—	—	—	—	271
Belén Romana García	599	—	—	—	599	—	—	—	—	—	599
Pamela Walkden	381	—	—	—	381	129	—	—	—	129	510
Germán de la Fuente	338	—	—	—	338	—	—	—	—	—	338
Juan Carlos Barrabés Cónsul	128	—	—	—	128	—	—	—	—	—	128
Antonio Francesco Weiss	72	—	—	—	72	—	—	—	—	—	72
Total	21,995	6,627	2,444	1,830	32,896	1,008	—	—	—	1,008	33,905

Comments (Not included in the electronic submission to the CNMV)
The remuneration of Luis Isasi includes EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings.
Annual report 2024    381

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

Directors' remuneration (EUR thousand)	2024	% var. 24/23	2023	% var. 23/22	2022	% var. 22/21	2021	% var. 21/20	2020
• Executive Directors
Ana Botín-Sanz de Sautuola y O’Shea	13,773	13%	12,239	4%	11,735	(5)%	12,288	52%	8,090
Héctor Grisi Checa	8,308	22%	6,793	—	—	—	—	—	—
• External Directors[1]
José Antonio Álvarez Álvarez	5,946	3%	5,775	(40)%	9,575	(2)%	9,728	41%	6,877
Glenn Hutchins	700	88%	372	—	10	—	—	—	—
Bruce Carnegie-Brown	78	(86)%	576	(18)%	700	—	700	18%	595
Homaira Akbari	581	1%	576	(5)%	605	31%	461	19%	386
Javier Botín-Sanz de Sautuola y O’Shea	144	5%	137	6%	129	—%	129	6%	122
Sol Daurella Comadrán	292	17%	249	8%	230	(4)%	239	12%	214
Henrique de Castro	500	3%	484	5%	461	45%	319	36%	234
Gina Díez Barroso	225	7%	211	23%	172	32%	130	622%	18
Luis Isasi Fernández de Bobadilla[2]	1,440	2%	1,417	—	1,412	—	1,406	49%	943
Ramiro Mato García Ansorena	271	(48)%	518	4%	500	—	499	16%	430
Belén Romana García	599	5%	572	4%	549	3%	533	28%	417
Pamela Walkden	510	3%	493	5%	470	38%	339	59%	214
Germán de la Fuente	338	25%	271	—	137	—	—	—	—
Juan Carlos Barrabés Cónsul	128	—	—	—	—	—	—	—	—
Antonio Francesco Weiss	72	—	—	—	—	—	—	—	—
Company’s performance
Underlying profit attributable to the Group (EUR mn)	12,574	14%	11,076	15%	9,605	11%	8,654	70%	5,081
Consolidated results of the Group[3] (EUR mn)	19,027	16%	16,459	8%	15,250	5%	14,547	—	(2,076)
Ordinary RoTE	16.27%	8%	15.06%	13%	13.37%	5%	12.73%	71%	7.44%
Employees' average remuneration[4] (EUR thousand)	61	5%	58	3%	56	1%	56	18%	47
Employees' average remuneration in Spain[5] (EUR thousand)	75	3%	73	6%	68	10%	62	(2%)	63
1.Non-executive directors' remuneration fluctuations are caused by joining or leaving the Board of Directors and the difference in the amount of meetings they assist during the year. Hence there is no correlation between their remuneration and the company performance.
2.The remuneration of Luis Isasi includes EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings.
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

Comments (Not included in the electronic submission to the CNMV)
■The variable remuneration only includes the amounts related to the position of executive director of Banco Santander S.A. For the construction of "short-term variable remuneration" and "long-term variable remuneration" information has been used the consolidation criteria of CNMV. In 2024 there was no application of malus clauses.
■Total remuneration of executive directors is impacted by the excellent evolution of Santander share price. In 2024, the revaluation of the share price used to set the 2024 variable remuneration (EUR 4.576) was +21%, so the Gross profit from shares handed over or consolidated financial instruments (Price x Volume) increased due to such revaluation. If it had remained stable in EUR 3.793 (share price of VR 2023), the increase in the total remuneration of the Executive Chair would have been +9% compared to the figure released in 2023 report (EUR 12,239 thousand). This variation is also highly impacted by the consolidation in 2024 of previous deferrals with better levels of achievement (e.g. 2021 plan had a 91.6% of total achievement).
■And regarding the average remuneration of employees (EUR 61 thousand), to highlight the following ideas:
a.Normally the increases or decreases in remuneration are greater for the executive directors, depending on the results of the entity, because the percentage of variable remuneration over fixed remuneration is lower in the average employee than in the executive directors.
b.Our local presence and global scale, based on three regions and ten core markets, and our vast branch network (c.8,000), have a direct impact on this figure: more than a half of our employees are based in Mexico and South America (mainly in Brazil). The salaries of these employees are adapted to the local cost of living. Therefore, the comparison with the remuneration of executive directors (which remuneration was set for living in a mature country) is also impacted by the difference between both costs of living. Developing countries have a lower cost of living than the country where both directors carried out their functions.
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

This annual report on remuneration has been approved by the board of directors of the company, at its meeting on 25 February 2025.
State if any directors have voted against or abstained from approving this report.
Yes ☐ No ☑
Annual report 2024    382

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

[THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]
Annual report 2024    383

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

ECONOMIC AND FINANCIAL REVIEW
Annual report 2024    384

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2024 Highlights
We delivered record profit for the third consecutive year, creating value for shareholders...

→Record profit on the back of 8mn new customers YoY and strong revenue growth
→A groundbreaking year in our transformation driving strong operating performance and profitable growth
→Solid balance sheet with sound credit quality and capital ratio reflecting all-time high organic generation
→Delivering double-digit value creation and higher shareholder remuneration

FY’24 Attributable Profit	FY’24 Revenue

€12.6bn +14%	€62bn +8%

Efficiency ratio	RoTE

41.8% –226bps	16.3% +121bps

CoR	FL CET1

1.15% -3bps	12.8% +51bps

TNAVps + DPS	Cash DPS

+14%	+39%
… and achieved all our 2024 financial targets

	2024 targets	2024 achievements
RevenueA	High-single digit growth	+10%	✓
Efficiency ratio	c.42%	41.8%	✓
CoR	c.1.2%	1.15%	✓
FL CET1	>12.0% after FLB Basel III implementation	12.8%	✓
RoTE	>16%	16.3%	✓
A. YoY change in constant euros, except Argentina in current euros.
B. Fully-loaded definition as of 1 January 2025.

Note: YoY changes. P&L accounts presented on an underlying basis. FY'24 attributable profit in constant euros +15% vs. FY’23. FY'24 revenue in constant euros +10% vs. FY’23. For more information on figures presented in constant euros and the alternative performance measures presented above, see section 8. 'Alternative performance measures'.
TNAVps + Cash dividend per share (DPS) includes the €9.50 cent cash dividend per share paid in May 2024 and the €10.00 cent interim cash dividend per share paid in November 2024. Growth in Cash DPS corresponds to the total cash dividend per share paid during 2024 compared to the cash dividends per share paid during 2023. For more details, see section 3.3 ‘Dividends and shareholder remuneration’ in the ‘Corporate governance’ chapter.
Annual report 2024    385

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Annual report 2024    386

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. ECONOMY, REGULATION AND COMPETITION
Economy
In 2024, Santander operated in an environment characterized by gradual reductions in interest rates by central banks, as a result of the decline in inflation and in a context with continuing geopolitical tensions. In general, the world's major economies are successfully completing the soft landing promoted by central banks' monetary policies and, while activity levels cooled down, they did so slowly. Labour markets were robust, with unemployment rates at or near full employment in two out of three economies in which Santander operates.
Our core regions' economies performed as follows in 2024:
•Eurozone (GDP in 2024: +0.7%). GDP growth improved slightly during the year. The reactivation of household consumption, still affected by inflation, was less than the increase in wages would have allowed. Moreover, the decline in gross fixed capital formation continued. External demand was the main driver of economic activity. The labour market remained resilient, with the unemployment rate at record lows (6.3% at year end). Inflation fell to around 2%, allowing the European Central Bank (ECB) to start a cycle of interest rate cuts, ending the year at 3%.
•Spain (GDP in 2024: +3.2%). Spain's economy was one of the most dynamic among the advanced economies. GDP was driven by services exports and consumption (both public and private). However, investment is not yet reflecting the expansionary cycle. Immigration supported this economic growth, with this population increase leading to some tensions in the housing market. Inflation continued to decline and remains around the euro area average.
•United Kingdom (GDP in 2024: +0.9%). The economy recovered in 2024 after stagnating in 2023, backed by consumption and investment. The labour market remained tight at full employment (4.3% at year end), although it began to show signs of cooling. This added pressure on wages (which grew 5% on average), which fuelled inflation through services. Inflation stood above the Bank of England's 2% target, despite its downward trend during the year, which allowed the central bank to initiate interest rate cuts in August. By year end, the Bank of England reference rate stood at 4.75%.
•Portugal (GDP in 2024: +1.9%). The economy experienced a slowdown in growth, due to the loss of momentum in investment and exports, the latter due to the weak external demand from the European Union (EU). The labour market remained strong at full employment rates (6.6% in November 2024). Inflation was stable backed by little change in the more volatile components. Both headline and core inflation ended the year above the ECB's target, at 3% and 2.8%, respectively. Of note was the reduction in the economy's debt ratios, especially public debt, which, as a result of contained public deficit, remained below 100% in 2024.
•Poland (GDP in 2024: +2.8%). The economy recovered sharply in 2024 after weak growth in 2023 (+0.1%). Domestic demand offset the weak tone of foreign demand. The labour market remained stressed due to labour shortages, yet maintained a full employment rate which kept wage growth at double digits. Inflation moderated in H1 2024 but rebounded in H2 2024, ending the year at 4.7%, which led the central bank to hold the official interest rate at 5.75%.
•US (GDP in 2024: +2.8%). GDP growth was more robust than expected, backed by dynamic productivity increases. The unemployment rate remained around 4%, favoured by the increase in immigration. Inflation continued to moderate, although it remained high, and drove the Federal Reserve (Fed) to reduce the degree of monetary tightening by cutting interest rates by 100 basis points in the second part of the year to 4.50%.
•Mexico (GDP in 2024: +1.5% estimated). The economy slowed in 2024, driven by lower construction growth (following the completion of infrastructure projects the previous year), while the manufacturing and services sectors remained resilient. Inflation moderated at year end, especially core inflation, which fell below 4%. The central bank began its cycle of official rate cuts, with gradual reductions from 11.25% at the end of 2023 to 10% at the end of 2024, and indicated there would be further cuts.
•Brazil (GDP in 2024: +3.5% estimated). The economy maintained robust growth, supported by the strength of private consumption and investment. Inflation rebounded towards the end of the year, to 4.8% (4.6% in 2023). The central bank concluded its cycle of interest rate cuts in May 2024 at 10.5% and restarted interest rate hikes in September, with interest rates ending the year at 12.25% (11.75% in December 2023).
•Chile (GDP in 2024: +2.3% estimated). The economy recovered in 2024, driven by consumption and exports. Inflation rebounded to 4.5% in 2024 compared to 3.9% in 2023, due to the rise of electricity prices and its effects on other goods and services. Medium-term inflation expectations remain anchored at the 3% target. This allowed the central bank to continue its cycle of interest rate cuts to reach 5% by the end of the year (compared to 8.25% in 2023).
•Argentina (GDP in 2024: -2.5% estimated). The economy completed its adjustment process, correcting its fiscal and external imbalances, leading to surpluses. This enabled the economy to begin recovering in the second half of the year after
Annual report 2024    387

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

an intense recession in the first half. Inflation accelerated at the beginning of the year (affected by the devaluation of the Argentine peso in December 2023), but moderated significantly by year end, to monthly rates below 3%.
Financial markets' performance in 2024 was marked by the landing expectations of the global economy, which was softer than anticipated, supported by the beginning of the cycle of easing monetary policy in the US and the eurozone, and the presidential elections in the US, with some occasional bouts of volatility and an increase in geopolitical risk in conflict areas.
Equity markets showed a positive trend. Gains were especially positive in the US, due to the strength of the business cycle together with expectations of tax cuts and deregulation. The technology sector stood out above all, mainly driven by the rise of artificial intelligence. In European stock markets, gains were more moderate, weighed down by weaknesses in the German growth model and the prospects of a more uncertain external environment (due to the impact of US and Chinese policies).
In the sovereign debt market, despite the fact that the Fed began the cycle of interest rate cuts, there was a rebound in long-term debt yields in the US, reflecting expectations of a pick-up in inflation. In Europe, strong interest in government bonds has reduced spreads over the German bond yields. France was an exception, weighed down by weakening macroeconomic fundamentals and political uncertainty.
The US dollar strengthened against the euro towards the end of the year, underpinned by the cyclical gap between the US and eurozone economies, by geopolitical uncertainty (which benefits the dollar as a safe-haven asset) and by the political agenda of the new administration in the US (which reduces the Fed's room for additional interest rate cuts).
In commodities, gold led gains, driven by geopolitical uncertainty and declining official interest rates. Industrial metals benefited from a revival of global manufacturing activity. In contrast, oil prices fell amid concerns regarding oversupply and slow demand growth.
Latin American markets had a volatile year, especially in the second half of 2024, due to the combination of a more uncertain international context and idiosyncratic factors in several countries. Central banks continued the monetary policy easing cycles they began in 2023, albeit gradually and still maintaining restrictive positions, while paying attention to their differentials against the Fed and the performance of their currencies against the US dollar. Latin American currencies ended the year with sharp depreciations. Volatility was most pronounced in the Brazilian market, where Brazil’s central bank decided to restart the cycle of interest rate hikes in the final months of the year, to curb pressures on the Brazilian real and contain its possible upward impacts on inflation.
The banking sector benefitted from a favourable macroeconomic environment and resilient labour markets which supported continued solid revenue performance and contained portfolio quality deterioration.
As a result, the market valuation of banks improved significantly throughout the year, although significant differences in the ratio of market capitalization to book value remained. While European banks increased their market capitalization to an average of 0.8 times their book value, US banks were at levels of 1.6 times their book value at year end.
The process of easing monetary policies is expected to have an impact on net interest income which is expected to be offset by an increase in credit volumes in an environment where a significant increase in non-performing loans is not expected.
Banks maintained high solvency levels, as observed in the stress tests conducted by supervisors and multilateral organizations, and they absorbed the impact of the gradual liquidity withdrawal being carried out by the major central banks.
The sector's outlook for 2025 is positive, with returns expected to be slightly lower than those recorded in 2024 but well above those observed in the last decade. In the short term, the main risks facing the sector are essentially exogenous, mainly those related to geopolitical risks.
The potential volatility in market valuations could be amplified by the positions of non-bank financial institutions. The volatility observed in the banking sector in August, although short lived, can be seen as a wake-up call.
The medium-term challenges for banks remain unchanged. The digital transition continues to force entities to make significant investments in order to offer the best customer experience to be able to face the competition from new competitors, while improving efficiency through automatization and simplification of processes, and maintaining safeguards against cyberattacks.
Additionally, the banking sector must continue to address potential risks related to sustainability.
Regulatory and competitive environment
In 2024, the regulatory agenda was similar to that of 2023, with prudential, sustainability, digitalization and retail banking issues taking the spotlight. In Europe, European Parliament elections held in June 2024 and the composition of the new European Commission slowed down the approval of ongoing proposals and the presentation of new ones. Competitiveness was consolidated as a fundamental pillar of action, both for the new European Commission - which agreed to introduce a competitiveness test in new legislative proposals - and for the UK, which introduced it as a regulatory objective.
The main regulatory topics in 2024 were:
1.Prudential and resolution: the European Banking Authority (EBA) began work on the secondary regulation needed to allow the Basel III reform in Europe (the new CRR3) to enter into force on 1 January 2025. However, the implementation of the Fundamental Review of the Trading Book (FRTB) was postponed until January 2026 to settle differences in criteria between jurisdictions and considering the different impacts, given the delayed implementation in the UK and the uncertainty around its implementation in the US. Additionally, the Basel Committee continued to work on the new prudential framework for cryptoasset exposures.
In Europe, discussions also centred on the capital buffer framework (potential revision is being considered), and on securitizations, which are expected to increase in a more competitive environment. No significant progress was made on
Annual report 2024    388

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

the crisis management framework review, as negotiations were postponed until early 2025.
The Basel Committee and the Financial Stability Board (FSB) continued to analyse the lessons learned from the Silicon Valley Bank and Credit Suisse collapses, and also analysed a potential framework for non-bank financial intermediaries (NBFIs).
2.Sustainability: In June 2024, the European Union adopted the Corporate Sustainability Due Diligence Directive (CSDDD), which establishes obligations for large companies to identify and mitigate adverse effects on human rights and environmental impacts derived from their operations and supply chains.
Regarding improvements in European competitiveness, the European Commission reiterated its objective of reducing reporting burdens, announcing that it will work to simplify the requirements on taxonomy, reporting (Corporate Sustainability Reporting Directive or CSRD) and due diligence regulation.
The European supervisory authorities (the EBA, the European Insurance and Occupational Pensions Authority or EIOPA and the European Securities and Markets Authority or ESMA) published a common definition of greenwashing for the financial sector, and the EBA worked on the integration of climate and environmental risks into the Pillar 1 prudential framework. In addition, guidelines have been developed for bank transition plans in Europe and in other jurisdictions such as the UK.
The Basel Committee aims to complement Pillar 3 transparency requirements with information on environmental risk management.
Other jurisdictions, such as Brazil, Mexico and Chile continued to make progress in building a sustainability framework, with initiatives related to taxonomies and risk management.
Finally, the International Sustainability Standards Board (ISSB) continued to make progress in the design of reporting requirements, consolidating its position as the international standard.
3.Digitalization: The European Artificial Intelligence Regulation (Regulation (EU) 2024/1689 or AI Act), which establishes a harmonized legal framework for the development, marketing and use of artificial intelligence (AI) systems in the European Union, entered into force in August 2024. The regulation classifies AI systems according to their level of risk, establishing new requirements for high-risk systems and prohibiting those that pose unacceptable risks. With this regulation, the EU positions itself as one of the first jurisdictions to generally regulate artificial intelligence. Internationally, forums such as Group of Seven (G7) have established general principles, while the best framework for the use of AI is still under debate.
The debate on Central Bank Digital Currencies (CBDCs) continues. The EU continued to make progress on the digital euro project. The vast majority of central banks in the EU are exploring opportunities to issue a CBDC, although the focus is shifting to wholesale CBDCs, where opportunities seem to be clearer. The appetite to launch a digital currency decreased both in the US and in the UK.
Some jurisdictions have begun to implement the recommendations for the regulation of cryptoassets and stablecoins issued by the FSB. Europe led the way with the Markets in Crypto-Assets Regulation (MiCA) while other countries such as Brazil and Argentina are exploring similar frameworks.
In addition, Europe continued to work on a framework for data sharing between financial institutions (Financial Data Access or FiDA) whose objective is to give customers control and power over their data, with the aim of generating a data economy. Similar debates on data took place in Chile and the US.
Finally, payment regulation in many countries, both in terms of fraud regulation in an increasingly digital world, and the regulation of interchange fees were discussed.
4. Retail banking: The debate focused on the European Commission's Retail Investment Strategy (RIS), a proposal which aims to empower and protect retail investors in the EU by amending several directives on capital markets, on which negotiations are still ongoing. The debate also centred on the Savings and Investments Union (formerly the Capital Markets Union), which intends to create a single market for capital and increase the number of retail investors participating in capital markets. There was also an important focus on different regulations on pricing and customer access to products in the UK, Brazil and Argentina.
For more details, see note 1.e to the consolidated financial statements.
Santander and public policy
We have a strong commitment to our customers to conduct our business in a simple, personal and fair way. We are also committed to constructively engaging with regulators and supervisors, both regarding the regulation and frameworks that affect our business, as well as the interests of our customers.

Annual report 2024    389

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Public policy priorities

1	Promote regulation that allows banks to finance the economy and be profitable and investable

•Banks must continue to play their fundamental role of financing the economy and promoting growth in a competitive way, with profitability as their first line of defence.
•It is important that, when designing regulation and supervision, policymakers and regulators consider the need for a balance between preserving financial stability and supporting economic growth.
•Lack of growth is the biggest threat to financial stability. As such, it is crucial to promote growth in order to finance the current challenges: decarbonization, the demographic challenge and the digital transformation, among others.
•Predictability and transparency in capital, regulatory and supervisory requirements are key to preserve the ability of banks to finance the economy and its transformation, as well as their ability to invest.
•For European banks to be competitive and do more for their customers, businesses and society as a whole, it is necessary to guarantee consistent regulation and a single market. To do so, the EU needs a new Savings and Investments Union as well as a Banking Union. Additionally, it is essential for the European regulation to recognize non-EU countries, so that global European companies can continue to invest in other jurisdictions, improving their competitiveness and contributing to growth in other regions.

2	Provide support so that sustainability can boost the competitiveness and growth of companies

•It is advisable to conduct regular impact assessments on the sustainability legislation currently in force, to evaluate its contribution to a stable and fair transition.
•It is crucial for the regulatory framework to recognize specific needs given the heterogeneity in the starting points of countries and sectors in terms of their transitions, to enable banks to finance both sustainable companies and especially those undergoing a transition to become more sustainable.
•It is important that the regulatory framework does not add capital requirements associated with ESG risk management.

3	Leverage the benefits of a digital economy

•In a more digital world, banks must leverage technology to improve their value proposition to customers.
•It is positive for central banks to analyse the possibilities technology offers to increase innovation. Regarding payments, a prudent approach to CBDCs is needed, to ensure they generate opportunities while mitigating associated risks. Retail CBDCs could have significant impacts on financial stability and should not displace private payment solutions. In contrast, wholesale CBDCs could act as enablers for a new tokenized economy.
•It is vital that all payment systems are subject to a common regulatory framework, to safeguard customer protection and financial stability and promote interoperability between payment systems.
•Both education and public authorities' involvement are necessary to raise awareness of the increased risk of fraud in a digital world. Moreover, it is crucial to facilitate a framework that addresses the entire fraud chain and adequately allocates responsibilities to all parties involved, to avoid perverse incentives.
•Tokenization has the potential to transform financial markets by introducing new financial assets.

Annual report 2024    390

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Promote a data economy
4

•Data has gained importance as an asset in an increasingly digitalized economy and society. Leveraging the benefits of a data-driven economy requires a change in the way in which companies are regulated, public institutions are managed and citizens are served.
•Data exchange should be regulated following a cross-sector perspective, to promote synergies that could arise from sharing information between sectors and thus maximize opportunities for innovation and preserve a competitive environment. One of the clearest examples is the combination of public and private data.
•It is essential that regulation encourages innovation and the adoption of AI as a transformative technology, while also curbing threats to people’s safety and fundamental rights. The major challenges linked to this technology are global and must be tackled in a coordinated way across regions. Regulators and the industry must work together to establish adequate guidelines and ensure their proper implementation.

5	Achieve the proper balance between customer protection and needs

•Regulation must promote both customer protection and service as well as product, service and channel innovation, based on a market approach. The implementation of regulatory instruments such as caps on prices or bans on incentives to sell products should be carefully assessed, as they can introduce complexity and rigidity into value propositions and may even lead to the creation of an unregulated parallel market.
•Significant short- and medium-term investments are needed to finance the growing digitalisation of the economy and the green transition. It is critical to ensure that retail investors have access to capital markets, on the base of transparent and specific information on value-adding products. Additionally, incentives are key to provide advice and value-added services to these investors in open distribution models.
•To ensure financial inclusion and prevent excessive leverage, is it important for consumers to access credit according to their needs and solvency and that interest rates on consumer credit are set following market competition.
•Promoting financial education and empowering consumers with clear and targeted information is crucial to enable consumers to make informed financial decisions. In this sense, the use of data and AI will be key to better fulfil our customers' needs in a changing environment.

Annual report 2024    391

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2. GROUP SELECTED DATA

BALANCE SHEET (EUR million)	Dec-24	Dec-23	% Dec-24 vs. Dec-23	Dec-22
Total assets	1,837,081	1,797,062	2.2	1,734,659
Loans and advances to customers	1,054,069	1,036,349	1.7	1,036,004
Customer deposits	1,055,936	1,047,169	0.8	1,009,722
Total funds A	1,348,422	1,306,942	3.2	1,239,981
Total equity	107,327	104,241	3.0	97,585

INCOME STATEMENT (EUR million)	2024	2023	% 2024 vs. 2023	2022
Net interest income	46,668	43,261	7.9	38,619
Total income	61,876	57,423	7.8	52,117
Net operating income	35,842	31,998	12.0	28,214
Profit before tax	19,027	16,459	15.6	15,250
Profit attributable to the parent	12,574	11,076	13.5	9,605

EPS, PROFITABILITY AND EFFICIENCY (%)	2024	2023	% 2024 vs. 2023	2022
Earnings per share (euro)	0.77	0.65	17.9	0.54
RoE B	13.0	11.9		10.7
RoTE B	16.3	15.1		13.4
RoA B	0.76	0.69		0.63
RoRWA B	2.18	1.96		1.77
Efficiency ratio B	41.8	44.1		45.8

UNDERLYING INCOME STATEMENT B (EUR million)	2024	2023	% 2024 vs. 2023	2022
Net interest income	46,668	43,261	7.9	38,619
Total income	62,211	57,647	7.9	52,154
Net operating income	36,177	32,222	12.3	28,251
Profit before tax	19,027	16,698	13.9	15,250
Profit attributable to the parent	12,574	11,076	13.5	9,605
% changes in constant euros (2024 vs. 2023):
NII: +9.5%; Total income: +9.9%; Net operating income: +14.6%; Profit before tax: +15.6%; Attributable profit: +15.3%.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. Additionally, in 2024, for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior years). For further information, see section 8. 'Alternative performance measures' of this chapter.
Certain figures contained in this chapter, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

Annual report 2024    392

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

SOLVENCY (%)	Dec-24	Dec-23	Dec-22
Fully-loaded CET1 capital ratio	12.8	12.3	12.0
Fully-loaded total capital ratio	17.2	16.3	15.8

CREDIT QUALITY (%) B	Dec-24	Dec-23	Dec-22
Cost of risk C	1.15	1.18	0.99
NPL ratio	3.05	3.14	3.08
NPL coverage ratio	65	66	68

THE SHARE AND MARKET CAPITALIZATION	Dec-24	Dec-23	% Dec-24 vs. Dec-23	Dec-22
Number of shareholders	3,485,134	3,662,377	(4.8)	3,915,388
Number of shares (millions)	15,152	16,184	(6.4)	16,794
Share price (euro)	4.465	3.780	18.1	2.803
Market capitalization (EUR million)	67,648	61,168	10.6	47,066
Tangible book value per share (euro)	5.24	4.76		4.26
Price / Tangible book value per share (X)	0.85	0.79		0.66

CUSTOMERS (thousands)	Dec-24	Dec-23	% Dec-24 vs. Dec-23	Dec-22
Total customers	172,537	164,542	4.9	159,844
Active customers D	103,262	99,503	3.8	99,190
Digital customers E	59,317	54,161	9.5	51,471

OPERATING DATA	Dec-24	Dec-23	% Dec-24 vs. Dec-23	Dec-22
Number of employees	206,753	212,764	(2.8)	206,462
Number of branches	8,011	8,518	(6.0)	9,019

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

C. Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.
D. Those customers who comply with the minimum balance and/or transactionality requirements as defined according to the business area.
E. Every physical or legal person, that, being part of a commercial bank, has logged in to its personal area of internet banking or mobile phone or both in the last 30 days.
Annual report 2024    393

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
In section 4. 'Financial information by segment', we present results by primary and secondary segments only in underlying terms in accordance with IFRS 8. We reconcile them in aggregate terms with our IFRS consolidated results in note 52.c to the consolidated financial statements.
•Local currency measures: we use certain non-IFRS financial indicators in local currency to assess our ongoing operating performance. They include the results from our subsidiary banks outside the eurozone excluding the exchange rate impact (i.e., in constant euros) except for Argentina and any grouping which includes it. For further information, see section 8. 'Alternative Performance Measures' of this chapter, which explains how we exclude the exchange rate impact from financial measures in local currency. Because changes in exchange rates have a non-operating impact on results, we believe assessing performance in local currency provides management and investors a more meaningful assessment of performance.
We have rounded certain figures in this consolidated directors' report to present them more clearly. Thus, the amounts given in the totals columns and rows of tables in certain instances may not match the sum of that column or row.
3.1 Overview of Santander
Santander is a Retail and Consumer global powerhouse and one of the largest banks in the eurozone. At 2024 year end, we had EUR 1,837,081 million in assets and EUR 1,348,422 million in total customer funds. Santander was the second largest bank by market capitalization in the eurozone (EUR 67,648 million as of 31 December 2024).
The Santander Way
Our Purpose is to help people and businesses prosper. Our Aim is to be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our stakeholders by being Simple, Personal and Fair in all we do.
Our business model and transformation in recent years has provided sustained earnings and a stronger balance sheet, despite the challenging environment and macro volatility.
We engage in a wide range of typical banking activities, operations and services. We do not merely meet our legal and regulatory obligations but we also aim to exceed the expectations of our stakeholders: employees, customers, shareholders and communities. In detail:
•We are committed to continuously improving the experience of the 206,753 employees who are part of Santander. Our goal is to attract and retain the best talent by offering an attractive value proposition that prioritizes personal growth, an inspiring culture, and working conditions that ensure the health and well-being of our people. Furthermore, we promote an environment that prioritizes inclusion, where all voices are valued and individuals feel safe and free to express their identity, ideas and opinions.

Our health, safety and well-being policy applies in all countries where we operate, with a proactive and comprehensive approach to the health of the people working at Santander.
Your Voice, our listening channel to periodically assess the engagement and experience of our professionals, showed an increase in engagement levels, achieving an average score of 8.7 and an employee Net Promoter Score (eNPS) of 63, obtaining results above the financial industry in all evaluated dimensions, positioning us at the top of the sector.
We plan to continue working in this direction, with the firm purpose of improving year after year.
•Customer focus is an essential part our strategy. We are a Retail and Consumer global powerhouse with 173 million customers. We continue building a digital bank with branches to be the number one bank for our customers. By listening to our
Annual report 2024    394

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

customers' needs, we are boosting Santander's position as their trusted financial partner.
We keep moving and adapting to the evolving needs of our customers, to offer the best products, an agile and frictionless customer experience for daily needs and competitive prices.

Throughout the year, we undertook significant initiatives to transform customer experience and strengthen our value proposition. This was reflected in our customer growth rates and Net Promoter Score (NPS) improvement where we are one of the top three banks in seven markets.

In the digital space, we enhanced self-service capabilities and user experiences, leveraging behavioural economics methodologies for deeper customer insights and implementing training programmes to ensure excellence in branch interactions.

At year end, we had 8,011 branches, including traditional ones and other specialized centres for businesses, private banking, universities and other customer segments.

These physical spaces have evolved to integrate traditional services with digital facilities. In some branches, such as the Work Cafés, we have collaborative spaces, which enable native digital customers to have a better experience and integrate their financial transactions into their daily lives.
At the same time, customer interactions continued their structural shift towards digital and remote services with high user experience standards. We now have more than 59 million digital customers (10% more than in 2023) and we increased our digitally available products and services to 62% (56% in 2023).
At Santander, we appreciate the value of the human connection that our branch network provides and are mindful of our most vulnerable customers' needs, responding with tailored offers, thereby increasing customer loyalty and improving customer experience.
We are committed to creating products and services catered to our customers' needs, such as through our financial inclusion initiatives. For example, we provide customers in rural Spain access to basic financial services through our branches, ATMs, network of financial agents in communities with under 10,000 inhabitants and Correos Cash in areas that might otherwise have been left unattended. In 2024, we extended the Correos Cash agreement to offer cash access with a non-digital solution through rural letter carriers.

Santander is also committed to ensuring and promoting financial inclusion in vulnerable customers through different initiatives such as our microfinance programmes in Latin America (Prospera in Brazil and Colombia, Tuiio in Mexico and Surgir in Peru). We also signed several agreements with Multilateral Development Banks in countries such as Chile, Brazil and Poland where these agreements include allocating part of new portfolios to social finance. In Spain, we helped customers with financial difficulties to access credit (e.g., loans for a first home for young people) or those impacted by the rising cost of living or natural disasters (e.g., the floods that affected Valencia in October 2024), among others.
Additionally, we have a cross-functional team that has been working on enhancing services for our elderly customers, including measures such as extending the hours of counter/teller services and creating senior ambassadors to make sure senior citizens receive the best possible service. We also continued to promote financial education with specific content through our financial education programme, Finanzas para Mortales. Our commitment to financial education through this programme directly impacted senior citizens, people with disabilities, people in vulnerable situations and school children, among others.
•We also support our communities through programmes to help them address their social needs. We focus our efforts on education, employability and entrepreneurship, in addition to financial education and support for vulnerable people. Moreover, we have a strong track record of backing cultural and other social initiatives. For more information, see the 'Sustainability statement' chapter.
•For our shareholders, we delivered solid financial results in 2024 and met all our 2024 targets which we upgraded in July 2024.
Once again, we achieved an all-time high attributable profit, reaching EUR 12,574 million in 2024. This was supported by revenue growth (+10% year-on-year in constant euros), better efficiency (41.8% in 2024) and profitability improvement (RoTE of 16.3% in 2024). At the same time, we maintained a solid balance sheet with sound credit quality (cost of risk was 1.15% in 2024) and capital ratios (fully-loaded CET1 ratio at 12.8% at year end).
Finally, we delivered higher shareholder remuneration with double-digit value creation in 2024. Our TNAV per share plus cash dividend per share grew 14% year-on-year and the cash dividend per share paid during 2024 was 39% greater than cash dividends per share paid during 2023.

Annual report 2024    395

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Looking ahead
We are in a phase of value creation which is underpinned by the following three tenets:
•Think Value: delivering double-digit value creation, on average through-the-cycle.
•Think Customer: building a digital bank with branches with well-targeted products and services to grow our customer base.
•Think Global: leveraging global and in-market scale, network and tech to deliver world class-services and accelerate profitable growth.
Our business model and transformation are already providing sustained earnings and a stronger balance sheet, while enabling us to accelerate profitable growth and value creation.
We manage the Group as ONE Santander through five global businesses. As one of the largest retail and consumer banks in the world, we have the scale to build our own technology platforms, making it possible to offer customers the best products and services while constantly reducing the cost-to-serve. This is a key competitive advantage and is reflected in our results through continuous improvement in operational leverage.
Our business model and our five global businesses boost value creation by leveraging our global and in-market scale. This, coupled with our network effects, drives revenue growth with structurally lower costs thereby supporting our ambition of becoming the most profitable bank in every market where we operate.
The strategic priorities of our five global businesses for 2025 are the following:
•Retail & Commercial Banking: i) continue our transformation journey towards our vision of becoming a digital bank with branches underpinned by a common operating model and a global tech platform; ii) adapt our business model towards value creation through stronger customer relationships and network effects; and iii) strengthen structural efficiency on the back of our transformed operating and business models to drive cost-to-serve efficiencies.
•Digital Consumer Bank: i) converge towards global platforms; ii) grow and consolidate partnerships; iii) promote the network effect through a complete product offering to our customers leveraging the Group's capabilities; iv) continue gathering customer deposits; and v) enhance and automate our originate-to-share model.
•Corporate & Investment Banking: i) deepen our client relationships with a particular focus on the US; ii) fully leverage our enhanced centres of expertise, increase connectivity around the client agenda and further digitalize our business; iii) keep evolving our active capital management and global operating models; and iv) attract, develop and retain top talent.
•Wealth Management & Insurance: i) improve our customer experience providing enhanced value-added products and services and expanding our presence to new countries and businesses; ii) boost operational leverage by globalizing service and product factories/hubs and enhancing local distribution; and iii) develop common global platforms to transform our operations and distribution model leveraging the Group's technology, data and AI.
•Payments: in PagoNxt, i) continue to scale up our global platform of innovative payments and integrated value-added solutions; ii) roll out our global payment platform to all our regions and the open market. In Cards, expand our cards business while improving customer experience.
Additionally, we are accelerating our global approach to technology which drives innovation and excellence in a dynamic and fast-changing environment. This is differentiating us from our peers and giving us a competitive advantage. We have already built a strong set of platforms, which provide services to customers across our footprint and, at the same time, to the open market.
To conclude, we believe Grupo Santander is well positioned to achieve our aim to be the best open financial services platform, leveraging our unique business model and our network effects.

Annual report 2024    396

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.2 Results
Statutory income statement

Condensed income statement
EUR million
			Change
	2024	2023	Absolute	%	2022
Net interest income	46,668	43,261	3,407	7.9	38,619
Net fee income (commission income minus commission expense)	13,010	12,057	953	7.9	11,790
Gains or losses on financial assets and liabilities and exchange differences (net)	2,273	2,633	(360)	(13.7)	1,653
Dividend income	714	571	143	25.0	488
Income from companies accounted for using the equity method	711	613	98	16.0	702
Other operating income/expenses	(1,500)	(1,712)	212	(12.4)	(1,135)
Total income	61,876	57,423	4,453	7.8	52,117
Operating expenses	(26,034)	(25,425)	(609)	2.4	(23,903)
Administrative expenses	(22,740)	(22,241)	(499)	2.2	(20,918)
Staff costs	(14,328)	(13,726)	(602)	4.4	(12,547)
Other general administrative expenses	(8,412)	(8,515)	103	(1.2)	(8,371)
Depreciation and amortization	(3,294)	(3,184)	(110)	3.5	(2,985)
Provisions or reversal of provisions	(3,883)	(2,678)	(1,205)	45.0	(1,881)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(12,644)	(12,956)	312	(2.4)	(10,863)
Impairment of other assets (net)	(628)	(237)	(391)	165.0	(239)
Gains or losses on non-financial assets and investments (net)	367	313	54	17.3	12
Negative goodwill recognized in results	—	39	(39)	(100.0)	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(27)	(20)	(7)	35.0	7
Profit or loss before tax from continuing operations	19,027	16,459	2,568	15.6	15,250
Tax expense or income from continuing operations	(5,283)	(4,276)	(1,007)	23.6	(4,486)
Profit from the period from continuing operations	13,744	12,183	1,561	12.8	10,764
Profit or loss after tax from discontinued operations	—	—	—	—	—
Profit for the period	13,744	12,183	1,561	12.8	10,764
Profit attributable to non-controlling interests	(1,170)	(1,107)	(63)	5.7	(1,159)
Profit attributable to the parent	12,574	11,076	1,498	13.5	9,605
Annual report 2024    397

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Main income statement items
In 2024, the profit attributable to the parent reached a new record of EUR 12,574 million, representing a year-on-year increase of 14%, compared to the EUR 11,076 million recorded in 2023. This increase was backed by the good performance in total income, which grew at a much higher pace than operating expenses.
This year-on-year comparison is impacted by a higher charge relating to the temporary levy on revenue earned in Spain (EUR 335 million in 2024), charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America (EUR 243 million, net of tax and minority interests) and the provision in Q4 2024 for potential complaints related to motor finance dealer commissions in the UK (EUR 260 million, net of tax and minority interests). Additionally, there was a lower contribution to the Deposit Guarantee Fund in Spain in 2024 and there was no contribution to the Single Resolution Fund as contributions ended in 2023.
Total income
Total income amounted to EUR 61,876 million, a new annual record and an 8% increase year-on-year. Net interest income and net fee income accounted for 96% of total income. By line item:
Net interest income
Net interest income amounted to EUR 46,668 million, 8% higher than 2023.
The tables below show the average balances of each year
calculated as the monthly average over the period, which we believe should not differ materially from using daily balances, and the interest generated.
The tables also include average balances and interest rates in 2024 and 2023, based on the domicile of the entities at which the relevant assets or liabilities are recorded. Domestic balances relate to our entities domiciled in Spain. International balances relate to entities domiciled outside of Spain (reflecting our foreign activity), and are divided into mature markets (the US and Europe, except Spain and Poland) and developing markets (South America, Mexico and Poland).
The average balance of interest-earning assets in 2024 was 2% higher than in 2023. The activity of our entities in both the domestic market and in the international mature markets grew by 3% year-on-year, while it was stable in the international developing markets.
The average balance of interest-bearing liabilities in 2024 was 2% higher year-on-year, with growth in domestic (+6% year-on-year) and international developing markets (+1% year-on-year), while it decreased by 1% year-on-year in international mature markets.
The average return on interest-earning assets increased 32 bps from 6.70% in 2023 to 7.02% in 2024, following a strong increase in 2023. By market, it grew 49 bps year-on-year in the domestic market, 54 bps year-on-year in our international mature markets, and fell 14 bps year-on-year in our international developing markets.
The average cost of interest-bearing liabilities rose 19 bps in 2024 to 4.33%. By market, it performed in line with the average yield on assets, increasing in our domestic (+48 bps year-on-year) and international mature (+67 bps year-on-year) markets, and it fell 1.1 pp year-on-year in our international developing markets.
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
Both interest income and expense increased in 2024, mainly due to higher average interest rates and, to a lesser extent, greater volumes.
As a result, net interest income increased 8% year-on-year, with generalized growth across all businesses and regions.
Especially of note was the performance in Retail, mainly in South America due to the higher volumes and lower cost of deposits, and in Spain, Poland and Portugal due to good margin management. There was also strong growth in Consumer, especially in Europe due to volumes growth and asset repricing, and in Brazil, favoured by higher volumes and lower average interest rates.
Annual report 2024    398

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Average balance sheet - assets and interest income
EUR million
	2024			2023
Assets	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	290,409	16,399	5.65%	310,887	16,467	5.30%
Domestic	108,705	4,701	4.32%	117,332	4,694	4.00%
International - Mature markets	114,350	5,700	4.98%	124,570	5,611	4.50%
International - Developing markets	67,354	5,998	8.91%	68,985	6,162	8.93%

of which:
Reverse repurchase agreements	65,939	5,644	8.56%	55,570	4,745	8.54%
Domestic	32,739	1,901	5.81%	24,292	1,336	5.50%
International - Mature markets	8,085	492	6.09%	4,845	278	5.74%
International - Developing markets	25,115	3,251	12.94%	26,433	3,131	11.85%

Loans and advances to customers	1,053,394	77,781	7.38%	1,036,547	70,619	6.81%
Domestic	265,043	12,272	4.63%	265,322	10,581	3.99%
International - Mature markets	562,488	33,884	6.02%	546,641	28,771	5.26%
International - Developing markets	225,863	31,625	14.00%	224,584	31,267	13.92%

of which:
Reverse repurchase agreements	61,793	5,922	9.58%	46,382	4,202	9.06%
Domestic	12,410	468	3.77%	8,725	261	2.99%
International - Mature markets	48,161	5,310	11.03%	36,546	3,809	10.42%
International - Developing markets	1,222	144	11.78%	1,111	132	11.88%

Debt securities	262,338	16,120	6.14%	224,304	14,501	6.46%
Domestic	94,607	3,478	3.68%	71,507	2,503	3.50%
International - Mature markets	64,140	2,174	3.39%	51,327	1,444	2.81%
International - Developing markets	103,591	10,468	10.11%	101,470	10,554	10.40%

Income from hedging operations		2,456			3,561
Domestic		152			(45)
International - Mature markets		2,001			2,955
International - Developing markets		303			651

Other interest		(21)			104
Domestic		(71)			(47)
International - Mature markets		42			63
International - Developing markets		8			88

Total interest-earning assets	1,606,141	112,735	7.02%	1,571,738	105,252	6.70%
Domestic	468,355	20,532	4.38%	454,161	17,686	3.89%
International - Mature markets	740,978	43,801	5.91%	722,538	38,844	5.38%
International - Developing markets	396,808	48,402	12.20%	395,039	48,722	12.33%

Other non-interest earning assets	197,131			201,365
Assets from discontinued operations	—			—
Average total assets	1,803,272	112,735		1,773,103	105,252

Annual report 2024    399

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Average balance sheet - liabilities and interest expense
EUR million
	2024			2023
Liabilities and stockholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Deposits from central banks and credit institutions	152,706	9,383	6.14%	175,164	9,350	5.34%
Domestic	60,256	2,960	4.91%	62,366	2,723	4.37%
International - Mature markets	44,633	2,447	5.48%	63,456	2,989	4.71%
International - Developing markets	47,817	3,976	8.32%	49,342	3,638	7.37%

of which:
Repurchase agreements	63,601	4,570	7.19%	55,619	3,737	6.72%
Domestic	37,663	1,973	5.24%	34,123	1,686	4.94%
International - Mature markets	8,773	579	6.60%	6,542	388	5.93%
International - Developing markets	17,165	2,018	11.76%	14,954	1,663	11.12%

Customer deposits	1,041,242	36,465	3.50%	1,011,471	33,238	3.29%
Domestic	321,519	4,944	1.54%	302,379	3,269	1.08%
International - Mature markets	472,750	16,283	3.44%	468,602	12,386	2.64%
International - Developing markets	246,973	15,238	6.17%	240,490	17,583	7.31%

of which:
Repurchase agreements	85,665	8,240	9.62%	73,193	7,084	9.68%
Domestic	14,124	586	4.15%	4,602	263	5.71%
International - Mature markets	48,115	5,278	10.97%	46,992	4,125	8.78%
International - Developing markets	23,426	2,376	10.14%	21,599	2,696	12.48%

Marketable debt securities A	310,226	14,774	4.76%	288,345	12,751	4.42%
Domestic	147,606	5,330	3.61%	134,045	4,184	3.12%
International - Mature markets	117,291	5,323	4.54%	108,912	4,219	3.87%
International - Developing markets	45,329	4,121	9.09%	45,388	4,348	9.58%

of which:
Commercial paper	25,809	1,244	4.82%	29,195	1,329	4.55%
Domestic	17,046	727	4.26%	21,509	888	4.13%
International - Mature markets	7,143	339	4.75%	5,641	243	4.31%
International - Developing markets	1,620	178	10.99%	2,045	198	9.68%

Other interest-bearing liabilities	22,887	677	2.96%	23,139	638	2.76%
Domestic	17,151	490	2.86%	16,109	469	2.91%
International - Mature markets	3,707	17	0.46%	4,830	1	0.02%
International - Developing markets	2,029	170	8.38%	2,200	168	7.64%

Expenses from hedging operations		2,986			4,436
Domestic		1,159			1,045
International - Mature markets		1,325			1,756
International - Developing markets		502			1,635

Other interest		1,782			1,578
Domestic		741			567
International - Mature markets		282			304
International - Developing markets		759			707

Total interest-bearing liabilities	1,527,061	66,067	4.33%	1,498,119	61,991	4.14%
Domestic	546,532	15,624	2.86%	514,899	12,257	2.38%
International - Mature markets	638,381	25,677	4.02%	645,800	21,655	3.35%
International - Developing markets	342,148	24,766	7.24%	337,420	28,079	8.32%

Other non-interest bearing liabilities	171,069			173,299
Non-controlling interests	8,398			8,650
Total stockholders´ equity	96,744			93,035
Liabilities from discontinued operations	—			—
Average total liabilities and stockholders´ equity	1,803,272	66,067		1,773,103	61,991
A.Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under 'Other non-interest-bearing liabilities'.

Annual report 2024    400

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Volume and profitability analysis
EUR million
	2024 vs. 2023
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Total change
Cash and deposits on demand and loans and advances to central banks and credit institutions	(985)	917	(68)
Domestic	(358)	365	7
International - Mature markets	(482)	571	89
International - Developing markets	(145)	(19)	(164)

of which:
Reverse repurchase agreements	522	377	899
Domestic	487	78	565
International - Mature markets	196	18	214
International - Developing markets	(161)	281	120

Loans and advances to customers	1,022	6,140	7,162
Domestic	(11)	1,702	1,691
International - Mature markets	854	4,259	5,113
International - Developing markets	179	179	358

of which:
Reverse repurchase agreements	1,411	309	1,720
Domestic	128	79	207
International - Mature markets	1,270	231	1,501
International - Developing markets	13	(1)	12

Debt securities	1,463	156	1,619
Domestic	844	131	975
International - Mature markets	401	329	730
International - Developing markets	218	(304)	(86)

Income from hedging income	(1,105)	—	(1,105)
Domestic	197	—	197
International - Mature markets	(954)	—	(954)
International - Developing markets	(348)	—	(348)

Other interest	(125)	—	(125)
Domestic	(24)	—	(24)
International - Mature markets	(21)	—	(21)
International - Developing markets	(80)	—	(80)

Total interest-earning assets	270	7,213	7,483
Domestic	648	2,198	2,846
International - Mature markets	(202)	5,159	4,957
International - Developing markets	(176)	(144)	(320)
Annual report 2024    401

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Volume and cost analysis
EUR million
	2024 vs. 2023
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Total change
Deposits from central banks and credit institutions	(1,190)	1,223	33
Domestic	(95)	332	237
International - Mature markets	(980)	438	(542)
International - Developing markets	(115)	453	338

of which:
Repurchase agreements	582	251	833
Domestic	182	105	287
International - Mature markets	144	47	191
International - Developing markets	256	99	355

Customer deposits	792	2,435	3,227
Domestic	218	1,457	1,675
International - Mature markets	111	3,786	3,897
International - Developing markets	463	(2,808)	(2,345)

of which:
Repurchase agreements	729	427	1,156
Domestic	413	(90)	323
International - Mature markets	101	1,052	1,153
International - Developing markets	215	(535)	(320)

Marketable debt securities	785	1,238	2,023
Domestic	449	697	1,146
International - Mature markets	342	762	1,104
International - Developing markets	(6)	(221)	(227)

of which:
Commercial paper	(166)	81	(85)
Domestic	(190)	29	(161)
International - Mature markets	69	27	96
International - Developing markets	(45)	25	(20)

Other interest-bearing liabilities	16	23	39
Domestic	30	(9)	21
International - Mature markets	0	16	16
International - Developing markets	(14)	16	2

Expenses from hedging expenses	(1,450)	—	(1,450)
Domestic	114	—	114
International - Mature markets	(431)	—	(431)
International - Developing markets	(1,133)	—	(1,133)

Other interest	204	—	204
Domestic	174	—	174
International - Mature markets	(22)	—	(22)
International - Developing markets	52	—	52

Total interest-bearing liabilities	(843)	4,919	4,076
Domestic	890	2,477	3,367
International - Mature markets	(980)	5,002	4,022
International - Developing markets	(753)	(2,560)	(3,313)

Annual report 2024    402

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Net interest income. Volume, profitability and cost analysis summary
EUR million
	2024 vs. 2023
	Increase (decrease) due to changes in
	Volume	Rate	Total change
Interest income	270	7,213	7,483
Domestic	648	2,198	2,846
International - Mature markets	(202)	5,159	4,957
International - Developing markets	(176)	(144)	(320)

Interest expense	(843)	4,919	4,076
Domestic	890	2,477	3,367
International - Mature markets	(980)	5,002	4,022
International - Developing markets	(753)	(2,560)	(3,313)

Net interest income	1,113	2,294	3,407
Domestic	(242)	(279)	(521)
International - Mature markets	778	157	935
International - Developing markets	577	2,416	2,993

Net interest income
EUR million

+8%
2024 vs. 2023

Net fee income
EUR million

+8%
2024 vs. 2023

Net fee income
EUR million
			Change
	2024	2023	Absolute	%	2022
Asset management business, funds and insurance	4,374	3,967	407	10.3	4,032
Credit and debit cards	2,352	2,386	(34)	(1.4)	2,139
Securities and custody services	1,289	1,086	203	18.7	986
Account management and availability fees	2,046	2,005	41	2.0	2,032
Cheques and payment orders	842	826	16	1.9	797
Foreign exchange	834	797	37	4.7	788
Charges for past-due/unpaid balances and guarantees	305	297	8	2.6	277
Bill discounting	190	208	(18)	(8.7)	227
Other	778	484	294	60.7	512
Net fee income	13,010	12,057	953	7.9	11,790
Annual report 2024    403

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Net fee income
Net fee income totalled 13,010 in 2024 and grew 8% compared to 2023, with good performance in all businesses except Payments, whose year-on-year comparison was impacted by a one-time positive fee from commercial agreements in Brazil in Q1 2023.
Gains or losses on financial assets and liabilities and exchange differences (net)
Gains on financial transactions and liabilities and exchange differences (net) stood at EUR 2,273 million in 2024 (EUR 2,633 million in 2023), affected by lower market activity in South America, especially in Brazil, lower results in DCB Europe (DCBE) and lower results in the Corporate Centre from foreign currency hedges and risk transfer initiatives.
Gains and losses on financial assets and liabilities stem from mark-to-market valuations of the trading portfolio and derivative instruments, which include spot market foreign exchange transactions, sales of investment securities and liquidation of our hedging and other derivative positions.
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
Dividend income
Dividend income was EUR 714 million in 2024 (EUR 571 million in 2023).
Income from companies accounted for by the equity method
The income from companies accounted for by the equity method reached EUR 711 million in 2024 compared to EUR 613 million in 2023.
Other operating income/expenses
Other operating income recorded a loss of EUR 1,500 million in 2024 (compared to a EUR 1,712 million loss in 2023). These results include the hyperinflation adjustment in Argentina and charge relating to the temporary levy on revenue earned in Spain, which was 50% higher than in 2023 (EUR 335 million in 2024 versus EUR 224 million in 2023). As mentioned, there was no contribution to the SRF in 2024 and there was a lower contribution to the DGF in Spain (EUR 11 million, net of tax and minority interests in 2024).
For more details, see note 45 to the consolidated financial statement.
Operating expenses
Operating expenses amounted to EUR 26,034 million in 2024, 2% higher than 2023, growing at a much lower pace than total income.
Our cost management continued to focus on improving our efficiency and, as a result, we remained among the most efficient global banks in the world.
Our business transformation plan, ONE Transformation, continued to progress across our footprint, reflected in an enhanced operating performance and better business dynamics.

Operating expenses
EUR million
			Change
	2024	2023	Absolute	%	2022
Staff costs	14,328	13,726	602	4.4	12,547
Other administrative expenses	8,412	8,515	(103)	(1.2)	8,371
Information technology	2,622	2,471	151	6.1	2,473
Communications	404	414	(10)	(2.4)	410
Advertising	540	603	(63)	(10.4)	559
Buildings and premises	757	721	36	5.0	708
Printed and office material	89	97	(8)	(8.2)	96
Taxes (other than tax on profits)	556	570	(14)	(2.5)	559
Other expenses	3,444	3,639	(195)	(5.4)	3,566
Administrative expenses	22,740	22,241	499	2.2	20,918
Depreciation and amortization	3,294	3,184	110	3.5	2,985
Operating expenses	26,034	25,425	609	2.4	23,903
Annual report 2024    404

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 3,883 million in 2024 (EUR 2,678 million in 2023) and included the charges after discontinuing our Superdigital platform in Latin America in Q2 2024, and the provision in Q4 2024 for potential complaints related to motor finance dealer commissions in the UK.
For more details, see note 25 to the consolidated financial statements.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss (net) was EUR 12,644 million in 2024 (EUR 12,956 million in 2023).
Credit quality indicators remained robust, supported by good risk management and the good performance of the economy in general and labour markets in the countries where the Group operates.
Impairment of other assets (net)
The impairment on other assets (net) was EUR 628 million in 2024 and included the charge registered in Q2 2024 after discontinuing our merchant platform in Germany, compared to an impairment of EUR 237 million in 2023.

Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments (net) were EUR 367 million in 2024, which included the gain recorded in Q2 2024 from an agreement with Sodexo in Brazil compared to a gain of EUR 313 million in 2023.
For more details, see note 48 to the consolidated financial statements.
Negative goodwill recognized in results
No negative goodwill was recorded in 2024. Negative goodwill of EUR 39 million was recorded in 2023.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 27 million loss in 2024 (EUR 20 million loss in 2023).
For more details, see note 49 to the consolidated financial statements.
Annual report 2024    405

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million
	2024	2023	2022
Financial assets at fair value through other comprehensive income	—	44	7
Financial assets at amortized cost	12,644	12,912	10,856
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	12,644	12,956	10,863

Impairment on other assets (net)
EUR million
	2024	2023	2022
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—	—
Impairment on non-financial assets, net	628	237	239
Tangible assets	386	136	140
Intangible assets	231	73	75
Others	11	28	24
Impairment on other assets (net)	628	237	239
Profit or loss before tax from continuing operations
Profit before tax was EUR 19,027 million in 2024, +16% year-on-year, supported by the good performance of net interest income, net fee income and cost discipline.
Tax expense or income from continuing operations
Total income tax was EUR 5,283 million in 2024 (EUR 4,276 million in 2023).

Profit attributable to the parent
EUR million

+14%
2024 vs. 2023

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests increased slightly to EUR 1,170 million in 2024 (EUR 1,107 million in 2023), in part due to the accelerated placement of ordinary shares of Santander Bank Polska S.A. in the year.
For more details, see note 28 to the consolidated financial statements.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 12,574 million in 2024, 14% higher than the EUR 11,076 million in 2023. These results do not fully reflect profit performance due to the aforementioned impacts.

Earnings per share
EUR

+18%
2024 vs. 2023

Annual report 2024    406

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Underlying income statement

→Third consecutive year of record revenue, which boosted profit to an all-time high in 2024.
→Efficiency improvement and profitable growth, supported by the operational leverage resulting from the execution of ONE Transformation.
→Risk indicators were robust, underpinned by good risk management, the economic environment and low unemployment.

Attributable profit		RoTE	RoRWA
EUR 12,574 million	+14% in euros	16.3%	2.18%
	+15% in constant euros	+1.2 pp	+0.2 pp
Note: changes vs. 2023.
Below is the condensed income statement adjusted for items beyond the ordinary course of business and reclassification of certain items under some headings of the underlying income statement, as described in note 52.c of the consolidated financial statements, where our segments' aggregate underlying consolidated results are reconciled to the statutory consolidated results.
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e., in constant euros) except for Argentina and any grouping which includes it. For further information, see section 8. 'Alternative Performance Measures' of this chapter.
At the Group level, exchange rates had an unfavourable impact of 2.0 pp on total income and a favourable impact of 1.6 pp on costs in the year.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These items explain the differences between the statutory and underlying income statements and were:
•In 2024:
•The impact of the temporary levy on revenue earned in Spain totalling EUR 335 million in Q1 2024, which was reclassified from total income to other gains (losses) and provisions.
•Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).
•In 2023:
•The impact of the temporary levy on revenue earned in Spain totalling EUR 224 million in Q1 2023, which was reclassified from total income to other gains (losses) and provisions.
•Provisions which strengthen the balance sheet in Brazil of EUR 235 million (net of tax and minority interests) in Q1 2023.

Condensed underlying income statement
EUR million
			Change
	2024	2023	Absolute	%	% excl. FX	2022
Net interest income	46,668	43,261	3,407	7.9	9.5	38,619
Net fee income	13,010	12,057	953	7.9	10.7	11,790
Gains (losses) on financial transactions and exchange differences	2,273	2,633	(360)	(13.7)	(11.3)	1,653
Other operating income	260	(304)	564	—	—	92
Total income	62,211	57,647	4,564	7.9	9.9	52,154
Administrative expenses and amortizations	(26,034)	(25,425)	(609)	2.4	4.0	(23,902)
Net operating income	36,177	32,222	3,955	12.3	14.6	28,251
Net loan-loss provisions	(12,333)	(12,458)	125	(1.0)	2.0	(10,509)
Other gains (losses) and provisions	(4,817)	(3,066)	(1,751)	57.1	58.9	(2,492)
Profit before tax	19,027	16,698	2,329	13.9	15.6	15,250
Tax on profit	(5,283)	(4,489)	(794)	17.7	19.0	(4,486)
Profit from continuing operations	13,744	12,209	1,535	12.6	14.4	10,764
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	13,744	12,209	1,535	12.6	14.4	10,764
Non-controlling interests	(1,170)	(1,133)	(37)	3.3	5.3	(1,159)
Net capital gains and provisions	—	—	—	—	—	—
Profit attributable to the parent	12,574	11,076	1,498	13.5	15.3	9,605
Underlying profit attributable to the parent A	12,574	11,076	1,498	13.5	15.3	9,605
A.Excluding net capital gains and provisions.
For more details, see note 52.c to the consolidated financial statements.
Annual report 2024    407

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

In both 2024 and 2023, profit attributable to the parent and underlying profit were the same (EUR 12,574 million in 2024 and EUR 11,076 million in 2023), as profit was not affected by results that fell outside the ordinary course of our business. As a result, both attributable profit and underlying profit increased 14% in euros and 15% in constant euros compared to 2023.
This year-on-year comparison is impacted by a higher charge relating to the temporary levy on revenue earned in Spain, charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America (EUR 243 million, net of tax and minority interests) and by the provision in Q4 2024 for potential complaints related to motor finance dealer commissions in the UK (EUR 260 million, net of tax and minority interests). Additionally, in 2024, there was a lower contribution to the Deposit Guarantee Fund in Spain and there was no contribution to the Single Resolution Fund as contributions ended in 2023.
Total income amounted to EUR 62,211 million in 2024, a new record, up 8% year-on-year. In constant euros, total income rose 10% year-on-year, as follows:
•Net interest income (NII) totalled EUR 46,668 million, a new record, and 10% higher year-on-year, with growth across all businesses and regions:
•NII grew strongly in Retail (+11%), which represents 60% of the Group's NII. It rose in all three regions, especially in South America, which benefitted from higher volumes and lower cost of deposits, and in Europe, driven by good margin management.
•In Consumer (23% of Group NII), it rose 6%, on the back of active loan repricing and volumes growth in Europe, and higher volumes and lower interest rates in Brazil.
•In CIB, NII increased strongly (+15%), boosted by our three main businesses.
•In Wealth, NII rose 8%, driven by good margin management in a favourable macroeconomic environment and strong commercial activity in Private Banking.
•In Payments, NII increased 13%, with growth in both Cards and PagoNxt, due to higher activity.
•Net fee income reached EUR 13,010 million, also a new record, up 11% year-on-year, with growth across all businesses if we exclude from Payments the one-time positive fee from commercial agreements in Cards in Brazil in Q1 2023. We recorded this excellent net fee income performance as a result of executing our strategy to capture network effects across the Group. By business:
•In Retail, net fee income increased 7%, supported by higher commercial activity and a larger customer base. By country, the good performances in Brazil, the US, Mexico and Poland stood out.
•In Consumer, net fee income rose 24%, driven mainly by growth in Europe due to increased insurance penetration, volumes growth in Brazil and auto fee income in the US.
•In CIB, net fee income increased 21%, with all businesses growing but particularly Global Banking on the back of the US Banking Build-Out (US BBO) initiative.
•In Wealth, net fee income rose 19%, with growth across all three businesses, mainly due to good commercial activity in Private Banking and Asset Management.
•In Payments, net fee income declined 1%, affected by the impact from the aforementioned one-time positive fee in Q1 2023 in Cards (+1% excluding it), while net fee income rose 5% in PagoNxt.
•Gains on financial transactions and exchange differences declined 11%, due to lower results in CIB, mainly in Brazil affected by weaker market activity (although it showed some recovery in the second half of the year), lower results in DCBE and lower results in the Corporate Centre due to impacts from foreign currency hedges and risk transfer initiatives.
•Other operating income registered a positive result in 2024 compared to a negative result in 2023. These results include the negative impact of the hyperinflation adjustment in Argentina and there was a lower contribution to the DGF in Spain (EUR 11 million, net of tax and minority interests in 2024). As already mentioned, there was no contribution to the SRF in 2024 as contributions ended in 2023.
This positive total income performance, with double-digit growth, enabled us to exceed our growth target for 2024, which we upgraded in Q2.

Total income
EUR million

+8%	A
2024 vs. 2023

A. In constant euros: +10%.

Annual report 2024    408

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Administrative expenses and amortizations in 2024 totalled EUR 26,034 million, up 2% year-on-year. In real terms, excluding the impact of average inflation and in constant euros, they grew 1% year-on-year (for further information, see section 8. 'Alternative performance measures' of this chapter).
We continued to progress with our business transformation plan, ONE Transformation, reflected in greater operational leverage and better business dynamics. By business and in constant euros:
•In Retail, administrative expenses and amortizations grew 3%. In real terms they fell 1%, driven by the transformation efforts through organizational and process simplification and the implementation of our global platform. The efficiency ratio improved 3.4 pp year-on-year to 39.7%.
•In Consumer, administrative expenses and amortizations fell 1% year-on-year. In real terms, they fell 4%, even as we continued to invest in operational leasing and check-out lending platforms and in business growth. This good performance was due to our focus on efficiency and transformation and resulted in a 2.7 pp improvement in the efficiency ratio year-on-year to 40.1%.
•In CIB, administrative expenses and amortizations increased 14%, due to our investments in new products, capabilities and technology. The efficiency ratio stood at 45.6%, maintaining a leading position among peers.
•In Wealth, administrative expenses and amortizations rose 9%, due to investments in key initiatives, such as reinforcing teams in Private Banking. The efficiency ratio improved 2.0 pp year-on-year to 35.9%.
•In Payments, administrative expenses and amortizations rose 8%, rising 5% in real terms due to investments in global platforms in both PagoNxt and Cards. The efficiency ratio stood at 45.0%.
Our cost management continued to focus on structurally improving our efficiency. As a result, we remained one of the most efficient banks in the world with an efficiency ratio of 41.8%. This is a 2.3 pp improvement year-on-year and is in line with our target of around 42%, which we upgraded in Q2.

Efficiency ratio (cost to income)
%

-2.3	pp
2024 vs. 2023

All in all, net operating income reached EUR 36,177 million, up 12% year-on-year (+15% in constant euros). This strong performance was driven by both the good performance of revenue and the efficiency improvement.
Net loan-loss provisions in 2024 amounted to EUR 12,333 million, down 1% year-on-year. In constant euros, they increased just 2%, with our credit portfolio growing 1%.
The good performance in Retail (which accounts for around 50% of the Group's total net loan-loss provisions), due to lower provisions in Europe, partially offset the expected increases in Consumer, as a result of the normalization in Europe, higher volumes, increased Swiss franc mortgage portfolio coverage, lower portfolio sales than last year and some regulatory charges.
The cost of risk stood at 1.15%, better than the Group’s 2024 target to maintain the cost of risk around 1.2%.
For more details, see section 2. 'Credit risk' in the 'Risk management and compliance' chapter.

Net loan-loss provisions
EUR million

-1%	A
2024 vs. 2023

A. In constant euros: +2%.
Annual report 2024    409

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Other gains (losses) and provisions recorded a loss of EUR 4,817 million in 2024, versus a EUR 3,066 million loss 2023, mainly affected by the aforementioned charges in 2024 (the discontinuation our merchant platforms in Germany and Superdigital in Latin America and the provision for potential complaints related to motor finance dealer commissions in the UK), and the higher impact of the temporary levy on revenue earned in Spain.
Profit attributable to the parent in 2024 was EUR 12,574 million, a new record, and 14% more than in 2023 (+15% in constant euros), supported by solid total income growth, which greatly outstripped cost growth, which grew practically in line with inflation, and controlled cost of risk (improving 3 bps year-on-year).

Underlying profit attributable to the parent
EUR million

+14%	A
2024 vs. 2023

A. In constant euros: +15%.
RoTE stood at 16.3% (15.1% in 2023) in line with our full-year target to exceed 16%, which we upgraded in Q2.
RoRWA stood at 2.18% (1.96% in 2023) and earnings per share stood at EUR 0.77 (EUR 0.65 in 2023).

RoTE
%

Annual report 2024    410

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.3 Balance sheet

Balance sheet
EUR million
			Change
Assets	Dec-24	Dec-23	Absolute	%	Dec-22
Cash, cash balances at central banks and other deposits on demand	192,208	220,342	(28,134)	(12.8)	223,073
Financial assets held for trading	230,253	176,921	53,332	30.1	156,118
Non-trading financial assets mandatorily at fair value through profit or loss	6,130	5,910	220	3.7	5,713
Financial assets designated at fair value through profit or loss	7,915	9,773	(1,858)	(19.0)	8,989
Financial assets at fair value through other comprehensive income	89,898	83,308	6,590	7.9	85,239
Financial assets at amortized cost	1,203,707	1,191,403	12,304	1.0	1,147,044
Hedging derivatives	5,672	5,297	375	7.1	8,069
Changes in the fair value of hedged items in portfolio hedges of interest risk	(704)	(788)	84	(10.7)	(3,749)
Investments	7,277	7,646	(369)	(4.8)	7,615
Assets under reinsurance contracts	222	237	(15)	(6.3)	308
Tangible assets	32,087	33,882	(1,795)	(5.3)	34,073
Intangible assets	19,259	19,871	(612)	(3.1)	18,645
Tax assets	30,596	31,390	(794)	(2.5)	29,987
Other assets	8,559	8,856	(297)	(3.4)	10,082
Non-current assets held for sale	4,002	3,014	988	32.8	3,453
Total assets	1,837,081	1,797,062	40,019	2.2	1,734,659

Liabilities and equity
Financial liabilities held for trading	152,151	122,270	29,881	24.4	115,185
Financial liabilities designated at fair value through profit or loss	36,360	40,367	(4,007)	(9.9)	40,268
Financial liabilities at amortized cost	1,484,322	1,468,703	15,619	1.1	1,423,858
Hedging derivatives	4,752	7,656	(2,904)	(37.9)	9,228
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(9)	55	(64)	(116.4)	(117)
Liabilities under insurance contracts	17,829	17,799	30	0.2	16,426
Provisions	8,407	8,441	(34)	(0.4)	8,149
Tax liabilities	9,598	9,932	(334)	(3.4)	9,468
Other liabilities	16,344	17,598	(1,254)	(7.1)	14,609
Liabilities associated with non-current assets held for sale	—	—	—	—	—
Total liabilities	1,729,754	1,692,821	36,933	2.2	1,637,074
Shareholders' equity	135,196	130,443	4,753	3.6	124,732
Other comprehensive income	(36,595)	(35,020)	(1,575)	4.5	(35,628)
Non-controlling interest	8,726	8,818	(92)	(1.0)	8,481
Total equity	107,327	104,241	3,086	3.0	97,585
Total liabilities and equity	1,837,081	1,797,062	40,019	2.2	1,734,659
Annual report 2024    411

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Executive summary A

	Loans and advances to customers (excluding reverse repos)			Customer funds (deposits excluding repos + mutual funds)

Positive activity in the year supported slight credit growth, still affected by prepayments.			Customer funds increased 4% year-on-year, above loan growth, reflecting the interest rate environment.
	EUR 1,017 billion	+1%		EUR 1,211 billion	+4%

	è By segment:			è By product:

Loan growth in Consumer, Payments and Wealth, offset the slight decrease in Retail in Europe and the US.			Growth in all products, rising double digits in mutual funds and with a pickup in demand deposits at the end of the year, mainly in Europe, following interest rate cuts.

Retail	Consumer	CIB	Demand	Time	Mutual funds
-1%	+4%	0%	+2%	+1%	+18%

A. 2024 vs. 2023 changes in constant euros. For more information on figures presented in constant euros and the exclusion of repurchase agreements and reverse repurchase agreements, see section 8 'Alternative performance measures'.

Loans and advances to customers
Loans and advances to customers totalled EUR 1,054,069 million in December 2024, a 2% increase year-on-year.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repurchase agreements (repos) which amounted to EUR 1,016,546 million in December 2024, a 2% increase year-on-year.
To facilitate the analysis of Santander's management, the comments below do not consider the exchange rate impact (i.e., in constant euros), except for Argentina and any grouping which includes it. For further information, see section 8. 'Alternative performance measures' of this chapter.
Gross loans and advances to customers, excluding reverse repos and in constant euros, grew 1% year-on-year, as follows:
•In Retail, which represents 60% of the Group's loans, gross loans and advances fell 1%, as growth in corporate and personal loans partially offset falls in mortgages and SMEs, affected by prepayments. By region, increases in North and South America partially offset declines in Europe.
•In Consumer, which represents 21% of the Group's loans, gross loans and advances grew 4% driven by good performance in the auto markets in Europe and Latin America.
•In CIB, which represents 14% of the Group's loans, lending volumes were stable, as growth in North and South America compensated the lower volumes in Europe.
•In Wealth and Payments gross loans and advances increased 8% and 15%, respectively.

Loans and advances to customers
EUR million
			Change
	Dec-24	Dec-23	Absolute	%	Dec-22
Commercial bills	53,209	55,628	(2,419)	(4.3)	56,688
Secured loans	557,463	554,375	3,088	0.6	565,609
Other term loans	296,339	295,485	854	0.3	290,031
Finance leases	40,120	38,723	1,397	3.6	39,833
Receivable on demand	10,756	12,277	(1,521)	(12.4)	11,435
Credit cards receivable	24,928	24,371	557	2.3	22,704
Impaired assets	33,731	34,094	(363)	(1.1)	32,888
Gross loans and advances to customers (excluding reverse repos)	1,016,546	1,014,953	1,593	0.2	1,019,188
Reverse repos	59,648	44,184	15,464	35.0	39,500
Gross loans and advances to customers	1,076,194	1,059,137	17,057	1.6	1,058,688
Loan-loss allowances	22,125	22,788	(663)	(2.9)	22,684
Net loans and advances to customers	1,054,069	1,036,349	17,720	1.7	1,036,004
Annual report 2024    412

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Gross loans and advances to customers (excluding reverse repos)
EUR billion

0%	A
Dec-24 vs. Dec-23

A. In constant euros: +1%.
At the end of 2024, 65% of loans and advances to customers maturing in more than one year had a fixed interest rate, while the other 35% had a floating interest rate:
•In Spain, 51% of loans and advances to customers were fixed rate and 49% were floating rate.
•Outside of Spain, 68% of loans and advances to customers were fixed rate and 32% were floating rate.
As of December 2024, gross loans and advances to customers excluding reverse repos maintained a diversified structure between the markets in which the Group operates: Europe (55%), DCB Europe (14%), North America (16%) and South America (15%).

Gross loans and advances to customers (excluding reverse repos)
% of operating areas. December 2024

For more details on the distribution of loans and advances to customers by business line, see note 10.b to the consolidated financial statements.
Tangible assets amounted to EUR 32,087 million in December 2024, down EUR 1,795 million compared to December 2023.
Intangible assets stood at EUR 19,259 million, of which EUR 13,438 million corresponds to goodwill (which decreased EUR 579 million) and EUR 5,821 million to other intangible assets, mostly IT developments (down EUR 33 million year-on-year).

Loans and advances to customers with maturities exceeding one year as at 31 December 2024
EUR million
	Domestic		International		TOTAL
	Amount	Weight as % of the total	Amount	Weight as % of the total	Amount	Weight as % of the total
Fixed	70,166	51%	371,080	68%	441,246	65%
Floating	67,461	49%	172,313	32%	239,774	35%
TOTAL	137,627	100%	543,393	100%	681,020	100%

Annual report 2024    413

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Total customer funds
EUR million
			Change
	Dec-24	Dec-23	Absolute	%	Dec-22
Demand deposits	677,818	661,262	16,556	2.5	710,232
Time deposits	299,801	307,085	(7,284)	(2.4)	236,099
Mutual funds A	233,722	208,528	25,194	12.1	184,054
Customer funds	1,211,341	1,176,875	34,466	2.9	1,130,385
Pension funds A	15,646	14,831	815	5.5	14,021
Managed portfolios A	43,118	36,414	6,704	18.4	32,184
Repos	78,317	78,822	(505)	(0.6)	63,391
Total funds	1,348,422	1,306,942	41,480	3.2	1,239,981
A. Including managed and marketed funds.
Customer deposits grew 1% year-on-year to EUR 1,055,936 million at 31 of December 2024.
Santander uses customer funds (customer deposits, excluding repos, plus mutual funds) to analyse traditional retail banking funds, which stood at EUR 1,211,341 million and grew 3% year-on-year.
To facilitate the analysis of Santander's management, the comments below do not consider the exchange rate impact (i.e., in constant euros), except for Argentina and any grouping which includes it. For further information, see section 8. 'Alternative performance measures' of this chapter.
Compared to December 2023, customer funds rose 4% in constant euros, as follows:
•By product, customer deposits excluding repos rose 2%, with an increase in both demand (+2%) and time deposits (+1%). Mutual funds rose 18%, with widespread increases across all businesses and regions.

Customer funds (excluding repos)
EUR billion

+3%	A

+12%

+1%

•Total
•Mutual fundsB
•Deposits excluding repos

Dec-24 vs. Dec-23

A. In constant euros: +4%.
B. Including managed and marketed funds.

•By business, customer funds increased 4% in Retail, driven by time deposits in Europe and South America. In Consumer, customer funds rose 11%, in line with our retail deposit gathering strategy. In CIB, customer funds fell 7%, as a result of our strategy to reduce excess corporate deposits while in Wealth they were up 12%, driven mainly by mutual funds.
•By secondary segment, customer funds increased practically in all countries. Of note, was South America where they grew 13%. In Europe, they increased 2% and in North America they were stable, as double-digit growth in Mexico offset the decrease in the US.
Customer funds maintained a diversified structure across the markets in which the Group operates: Europe (62%), DCB Europe (7%), North America (14%) and South America (17%). The weight of demand deposits was 56% of total customer funds, while time deposits accounted for 25% and mutual funds 19%.
In addition to capturing customer deposits, for strategic reasons the Group has a selective policy on issuing securities in international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
For more details on debt issuances and maturities, see section 3.4 'Liquidity and funding management' in this chapter.

Customer funds (excluding repos)
% of operating areas. December 2024

Annual report 2024    414

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.4 Liquidity and funding management

Executive Summary

Regulatory ratios		Debt issuances in 2024

The LCR and NSFR ratios amply exceed regulatory requirements (both 100%)		We issued close to EUR 80 bn in debt in 2024, diversified by product, currency, country and maturity
LCR A	NSFR	EUR 52.6 bn	Medium- and long-term debt

168%	126%	EUR 26.6 bn	Securitizations

vs. 100% regulatory requirement	vs. 100% regulatory requirement	Comfortable and stable funding structure

High contribution from customer deposits

		100%	Loan-to-deposit ratio
A.Group LCR.

Liquidity management
Our structural liquidity management aims to optimize maturities and costs, and to avoid undesired liquidity risks in funding Santander’s operations, and is based on these principles:
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
•Balance sheet and liquidity risk. In-depth analysis that supports decisions and controls to ensure liquidity levels cover short- and long-term needs with stable funding sources, and optimize funding costs.
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
We monitor all these plan's components throughout the year.
Santander continues to carry out the Internal Liquidity Adequacy Assessment Process (ILAAP) as part of its other risk management and strategic processes to measure liquidity in ordinary and stressed scenarios. The quantitative and qualitative items we consider are also inputs for the Supervisory Review and Evaluation Process (SREP).

Annual report 2024    415

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Once a year, we must submit a board-approved ILAAP assessment to supervisors that demonstrates our funding and liquidity structures will remain solid in all scenarios and our internal processes will ensure sufficient liquidity (based on analyses that each subsidiary conducts according to local liquidity management models).
We believe that our governance structure is robust and suited to identify, manage, monitor and control liquidity risks. It rests on common frameworks, conservative principles, clearly defined roles and responsibilities, a consistent committee structure, effective local lines of defence and well-coordinated corporate supervision.

We produce frequent, detailed liquidity monitoring reports for management, control and reporting purposes. We also regularly send the most relevant information to senior managers, the pertinent ALCOs, the executive committee and the board of directors.

Over the last few years, Santander and each subsidiary have developed a comprehensive special situations management framework that centralizes our governance for such scenarios. It contains contingency funding plans that form part of our governance model, including feasible, pre-assessed actions that follow a defined timeline, are categorized and prioritized, and provide for sufficient liquidity and execution time to mitigate stress scenarios. For more details, see the '3.6 Special situations and resolution' section in this chapter.
Funding strategy and liquidity in 2024
Funding strategy and structure
Our funding strategy is focused on extending our management model to all subsidiaries.
It is based on a model of autonomous subsidiaries that are responsible for covering their own liquidity needs. This enables us to better understand the advantages derived from our solid retail banking model to maintain sound liquidity positions in the Group and our core local units, even amid market stress.
We have adapted our funding strategies to business trends, market conditions and new regulations. In 2024, we improved specific aspects, without significant changes in liquidity management or funding policies and practices. We believe this will enable us to start 2025 from a strong position and with no growth restrictions.
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
These developments provide Santander with a very strong funding structure with the following characteristics:
•Customer deposits are our main funding source. At the end of December 2024, they represented just over two thirds of net liabilities (i.e. of the liquidity balance sheet). They are highly stable because they mainly arise from retail customer activity. For more details, see the Liquidity in 2024 section.

Group liquidity balance sheet
%. December 2024

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
•M/LT funding (including M/LT issuances and securitizations) accounted for nearly 18% of net liabilities at the end of 2024 (similar to 2023).
•The outstanding balance of M/LT debt issued (to third parties) at the end of 2024 was EUR 222,623 million. Our maturity profile is comfortable and well balanced by instrument and market with a weighted average maturity of 4.2 years (slightly above average maturity of 4.1 years at the end of 2023).
These tables show our funding by instrument over the past three years and by maturity profile:
Annual report 2024    416

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Group. Stock of medium- and long-term debt issuances A
EUR million
	2024	2023	2022
AT1/Preferred shares	11,254	9,892	8,693
Tier 2/Subordinated	23,468	20,708	17,573
Senior debt	137,693	125,951	116,350
Covered bonds	50,207	49,639	44,073
Total	222,623	206,190	186,689
A. Placed in markets. Does not include securitizations, agribusiness notes and real estate credit notes.

Group. Distribution by contractual maturity
EUR million
	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	more than 5 years	Total
AT1/Preferred shares	—	—	—	—	—	—	—	11,254	11,254
Tier 2/Subordinated	—	1,542	—	394	1,442	2,573	3,400	14,117	23,468
Senior debt	5,662	3,791	5,558	4,961	1,322	20,426	60,153	35,820	137,693
Covered bonds	993	1,258	1,322	492	356	11,397	22,509	11,880	50,207
Total	6,655	6,591	6,880	5,848	3,119	34,397	86,062	73,071	222,623
Note: There are no additional guarantees for any of the debt issued by the Group’s subsidiaries.
In addition to M/LT wholesale debt issuances, we have securitizations placed in the market as well as collateralized and other specialist funding totalling EUR 66,971 million (including EUR 12,226 million in debt instruments placed with private banking clients in Brazil). The average maturity was around 1.9 years.
This chart shows the similarity of the geographic breakdown of our loans and advances to customers and M/LT wholesale funding across our footprint. This distribution is very similar to 2023.

Loans and advances to customers and M/LT wholesale funding
%. December 2024

12%
13%
11%
14%
Loans and advances to customers
56%
63%
14%
17%

M/LT wholesale funding

Europe

North America

South America

DCB Europe

Wholesale funding from short-term issuance programmes is a residual part of Santander’s funding structure, which is related to treasury activities and is comfortably covered by liquid assets.
The outstanding short-term wholesale funding balance at the end of 2024 was EUR 38,450 million, of which 54% was in European Commercial Paper, US Commercial Paper and domestic programmes issued by Banco Santander, S.A.; 14% in certificates of deposit and commercial paper programmes in the UK; 19% in Santander Consumer Finance commercial paper programmes; and 13% in issuance programmes in other subsidiaries.
Liquidity in 2024
The key liquidity takeaways from 2024 were:
•basic liquidity ratios remained at comfortable levels;
•regulatory liquidity ratios were well above minimum requirements; and
•our asset encumbrance from funding operations was moderate.
In 2024, the main central banks started to cut interest rates, with different levels of intensity. However, Brazil's central bank started to raise its interest rate at the end of 2024, while in Poland, interest rates remained stable during the year.
In 2024, the repayment of the ECB TLTRO-III funding programme launched by the European Central Bank was completed, being replaced by a mix of funding sources that allowed regulatory liquidity ratios and internal metrics to remain at appropriate levels.

Annual report 2024    417

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The liquidity position remained solid, and commercial activity did not consume significant liquidity during the year, as the growth in lending was matched by the growth in deposits.
i) Basic liquidity ratios at comfortable levels
At the end of 2024, Santander recorded:
•A credit to net assets ratio (i.e., total assets minus trading derivatives and inter-bank balances) of 68%, a similar level to previous years.
•A net loan-to-deposit ratio (LTD) of 100%, a very comfortable level (well below 120%) although slightly higher than the 99% at 2023 year end.
•A customer deposit plus M/LT funding to net loans and advances ratio of 128%, slightly above the 127% in 2023.
•Limited recourse to short-term wholesale funding (around 2-3% of total funding), in line with previous years.
•An average structural surplus balance, defined as the excess of structural funding sources (deposits, M/LT funding and capital) against structural liquidity needs from fixed assets and loans, of EUR 340,438 million in the year.
The consolidated structural surplus stood at EUR 363,828 million at year end. Fixed-income assets (EUR 230,862 million), equities (EUR 20,368 million) and net interbank and central bank deposits (EUR 151,048 million) were partly offset by short-term wholesale funding (-EUR 38,450 million). This totalled around 24% of our net liabilities (similar to previous years).
This table shows Santander’s basic liquidity monitoring metrics in recent years:

Group’s liquidity monitoring metrics
%
	2024	2023	2022
Loans A / Net assets	68%	68%	72%
Loan A -to-deposit ratio (LTD)	100%	99%	103%
Customer deposits and medium- and long-term funding / Loans A	128%	127%	121%
Short-term wholesale funding / Net liabilities	2%	3%	3%
Structural liquidity surplus (% of net liabilities)	24%	23%	19%
A. Net loans and advances to customers.

The table below shows the principal liquidity ratios of our secondary segments as at 31 December 2024:

Secondary segments' liquidity metrics
%. December 2024
	LTD ratio (loans A / deposits)	Deposits + M/LT funding / Loans A
Spain	76%	142%
United Kingdom	107%	110%
Portugal	100%	112%
Poland	76%	139%
DCB Europe	168%	85%
US	108%	120%
Mexico	90%	121%
Brazil	94%	131%
Chile	134%	97%
Argentina	68%	147%
Group	100%	128%
A. Net loans and advances to customers.
In 2024, the key drivers of Santander's and its subsidiaries' liquidity were:
•Commercial activity has provided liquidity during the year.
•Issuance activity continued to be intense, to finance issuance maturities and repayment of central bank funding, even exceeding the funding plan proposed at the beginning of the year, taking advantage of favourable market conditions, to pre-fund part of the 2025 maturities.
In 2024, Santander issued EUR 79,127 million in M/LT funding (at year-average exchange rates).
By instrument (in constant euros, i.e., excluding exchange rate impact), issuances of M/LT fixed income debt (i.e., covered bonds, senior debt, subordinated debt and capital hybrid instruments) increased by around 18% to EUR 52,575 million in the year. Activity in senior debt issuances (mainly TLAC eligible) increased significantly compared to 2023. The volume of covered bond issuances in 2024 was similar to the previous year. Securitizations and structured finance totalled EUR 26,552 million in 2024, a 33% increase year-on-year.
Spain issued the most M/LT fixed income debt (excluding securitizations), followed by the UK. The UK and Spain registered the highest absolute increases in the year. The main year-on-year decrease occurred in Santander Consumer Finance.
The US and Santander Consumer Finance were the main issuers of securitizations.

Annual report 2024    418

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The charts below show issuances in the year by instrument and region:

Distribution by instrument and region
%. December 2024
The issuance of eligible hybrid instruments, such as AT1 or subordinated debt, depends on risk-weighted asset growth. In 2024, they reduced their weight versus 2023, to the benefit of senior debt. The weight of covered bonds decreased in 2024, to the benefit of securitizations.
In 2024, at average exchange rates, the Group issued EUR 20,800 million in subordinated debt instruments, including EUR 13,848 million in senior non-preferred debt from Banco Santander, S.A. and Poland and senior preferred from the holdings in the UK and the US; EUR 2,762 million in subordinated debt issued from Banco Santander, S.A., EUR 2,881 million of AT1 eligible hybrid instruments were issued from Banco Santander, S.A. and EUR 1,308 million hybrid instruments were issued from Brazil, as AT1 eligible and as subordinated for the Group.
In conclusion, in 2024, we retained comfortable access to all our markets having issued and securitized debt in 17 currencies, involving 30 major issuers from 14 countries and an average maturity of 4.9 years, similar to 2023 (4.8 years).
ii) Compliance with regulatory ratios
Within the liquidity management model, Santander manages implementation, monitoring and compliance with the liquidity requirements established under international financial regulations.
Liquidity Coverage Ratio (LCR)
As the regulatory LCR requirement has been at 100% since 2018, we set a risk appetite of 110% at the consolidated and subsidiary level.
Our good baseline short-term position liquidity, combined with the management of the ratio in all units, enabled us to maintain levels of over 100% in the year, both at the consolidated and individual level.
The Group LCR ratio as at end of December 2024 was 168%. This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk.
This internal ratio is very much in line with the level that would be achieved under the approach followed until mid-2024, which did not include restrictions on liquidity transfer between subsidiaries.
The Consolidated LCR ratio as at end of December 2024 was 153%, comfortably exceeding internal and regulatory requirements. This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.
However, as the Group manages the liquidity on a decentralized level, the consolidated metrics are not considered a representative indicator of the Group's liquidity position.
This table shows that all our subsidiaries substantially exceeded the required minimum in 2024 and the comparison versus 2023. Santander UK’s figures only include activities that the Financial Services and Markets Act 2000 leaves within the Ring-Fenced Bank.

Liquidity Coverage Ratio (LCR)
%
	December 2024	December 2023
Parent bank	162%	159%
United Kingdom	154%	159%
Portugal	142%	150%
Poland	220%	221%
Santander Consumer Finance	263%	357%
US	179%	138%
Mexico	212%	171%
Brazil	168%	154%
Chile	181%	207%
Argentina	226%	226%
Group LCR	168%	—
Consolidated LCR	153%	166%

Annual report 2024    419

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
ASF comprises sources of funding (i.e., capital and other liabilities) considered stable over one year. As RSF primarily refers to any asset deemed illiquid over one year, it needs to be matched with stable sources of funding.
The risk appetite limit for the NSFR is set at 103% at the consolidated and subsidiary level.
The high weight of customer deposits (which are more stable); permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments; and limited recourse to short-term funding help maintain our balanced liquidity structure as reflected in our consolidated and subsidiary NSFRs which all exceeded 100% in December 2024.
The following table provides details by entity as well as a comparison with 2023. Santander UK’s figures only include activities that the Financial Services and Markets Act 2000 leaves within the Ring-Fenced Bank. All figures were calculated using European regulations.

Net Stable Funding Ratio
%
	December 2024	December 2023
Parent bank	122%	117%
United Kingdom	137%	138%
Portugal	120%	117%
Poland	156%	157%
Santander Consumer Finance	116%	111%
US	120%	117%
Mexico	128%	129%
Brazil	114%	113%
Chile	112%	115%
Argentina	181%	202%
Group	126%	123%
iii) Asset Encumbrance
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
The tables below show the asset encumbrance data we must submit to the EBA as of 2024.
On-balance-sheet encumbered assets amounted to EUR 299.8 billion, of which 56% were loans and advances (e.g., mortgages and corporate loans). Off-balance-sheet encumbrance stood at EUR 161.0 billion and mainly related to debt securities received as collateral in reverse repos and reused ('rehypothecated').
In total, encumbered assets amounted to EUR 460.9 billion, giving rise to associated liabilities of EUR 363.0 billion.
At the end of 2024, total asset encumbrance in funding operations was 22.5% of the Group's extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 2,047.7 billion), similar to 2023.

Annual report 2024    420

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Group. Disclosure on asset encumbrance as at December 2024
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Assets	299.8	—	1,537.2	—
Loans and advances	168.8	—	1,181.0	—
Equity instruments	9.6	9.6	13.9	—
Debt instruments	93.8	94.3	189.7	190.6
Other assets	27.6	—	152.8	—

Group. Collateral received as at December 2024
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	161.0	49.6
Loans and advances	1.2	0.0
Equity instruments	7.0	7.5
Debt instruments	152.8	41.9
Other collateral received	—	0.2
Own debt securities issued other than own covered bonds or ABSs	0.1	2.3

Group. Encumbered assets/collateral received and associated liabilities as at December 2024
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	363.0	460.9
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
Sometimes the methodology applied by the rating agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. As at end 2024 Banco Santander, S.A. was rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and rated at the same level by Fitch, which demonstrates our financial strength and the benefits from our diversification.
At the end of 2024, the ratings from the main agencies were:

Rating agencies
	Long term	Short term	Outlook
DBRS	A (High)	R-1 (Middle)	Stable
Fitch Ratings	A-(SeniorA)	F2 (Senior F1)	Stable
Moody's	A2	P-1	Positive
Standard & Poor's	A+	A-1	Stable
Scope	AA-	S-1+	Stable
JCR Japan	AA-	—	Stable
In October 2024, Moody's confirmed the A2 rating for long-term and P-1 rating for short-term and maintained the positive outlook, which it had already upgraded in April, following the same movement in the rating of the Kingdom of Spain and keeping it two notches above it.
In September 2024, S&P Global Ratings confirmed Santander's credit rating at A+ for long-term debt issuances and A1 for short-term. In April, S&P rated our AT1 instruments as BBB- (investment grade), a new rating for this type of instrument. It also maintained Santander's outlook at stable, above the sovereign rating.
Fitch maintained the senior ratings at A/F1 in September 2024 and the stable outlook. In February 2025, it upgraded Santander’s long-term rating from A- to A and the short-term rating F2 to F1 and maintained the outlook at stable, above the sovereign.
DBRS maintained the outlook at stable, above the sovereign.
In January 2025, JCR upgraded Santander's rating by one notch from A+ to AA- for long-term debt issuances and senior rating from A to A+, with a stable outlook.
Annual report 2024    421

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Funding outlook for 2025
Grupo Santander has begun 2025 in a comfortable position and with a good funding outlook for the year, despite some uncertainty stemming from the global macroeconomic and geopolitical situation.
We expect a moderate lending increase across our footprint, together with a good performance of deposits, which will not put pressure on liquidity in commercial business.
Maturities in the coming quarters are expected to be manageable, aided by limited recourse to short-term funding and an active medium- and long-term issuance dynamic. We will manage each country and optimize liquidity to maintain a solid balance sheet structure across our footprint.
Our funding plans consider costs and diversification by instrument, country and market as well as the construction of liability buffers with loss-absorbing capacity in resolution (whether capital eligible or not). We design them to ensure Santander and its subsidiaries satisfy regulatory requirements and those stemming from our risk appetite framework.
Santander has been very active at the beginning of 2025. Banco Santander, S.A. pre-funded approximately EUR 8.0 billion in 2024. In January 2025, the main issuers in the Group (Banco Santander, S.A., Santander UK and Santander Holdings USA) had already issued EUR 6.3 billion, which, together with the pre-funding amounts to around EUR 15 billion.
Annual report 2024    422

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3.5 Capital management and adequacy. Solvency ratios

Executive summary

	Fully-loaded capital ratio	Fully-loaded CET1

The fully-loaded CET1 ratio increased 0.5 pp in the year to 12.8%, remaining above 12% in every quarter in 2024		Strong organic generation driven by higher profit and risk transfer and balance sheet mobilization initiatives
%		Organic generation in 2024	+209 bps

TNAV per share

The TNAV per share was EUR 5.24, +14% year-on-year including cash dividends paid in 2024

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
Our most notable capital management activities are:
•Establishing capital adequacy and capital contribution targets that align with minimum regulatory requirements, internal policies and the budget, to guarantee robust capital levels consistent with our risk profile and efficient use of capital.
•Drawing up a capital plan to meet our strategic plan objectives.
•Monitoring the capital ratio in both regulatory and economic terms and the efficient capital allocation to country units and global businesses. Assessing capital adequacy to ensure the capital plan is consistent with our risk profile and risk appetite framework in baseline and stress scenarios.
•Integrating capital metrics into businesses' management ensuring alignment with the Group’s objectives. Continuously monitoring stock and new business profitability as well as new business pricing at the country unit, global business, segment and customer levels, in addition to tracking businesses, portfolios and customers with profitability below the minimum target.
•Coordinating and promoting the bank’s asset mobilization plan (e.g., securitizations, guarantees, sales).
•Preparing internal capital reports, and reports for the supervisory authorities and the market (ICAAP, Pillar 3 reports and stress tests).
•Planning and managing other loss-absorbing instruments other than regulatory capital instruments (MREL and TLAC).

Santander's capital function has the following aims:

Capital allocation	Maximize profitability in the economic cycle	Shift towards a fee-based, capital-light model

Capital allocation based on shareholder value creation by measuring profitability on a full cost allocation basis	Sustain profitability improvements in a changing macro-economic environment	Embrace a fee-based, capital-light model, given intense competition from peers operating with lighter capital models with more competitive pricing

Provide economic value to shareholders	Continue building a sound capital base
Improve free capital generation by increasing profitability per unit of capital deployed as well as by mitigating impacts that hinder free capital generation	Continuously improve the Group’s capital base, while cautiously following the net zero RWA growth mandate

Santander’s goal is to generate capital growth and value creation for shareholders

Annual report 2024    423

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The main measures we took in 2024 were:
Issuances of capital hybrid and other loss-absorbing instruments
In 2024, Banco Santander, S.A. issued around EUR 5.7 billion in hybrid instruments, of which approximately EUR 2.8 billion was Tier 2 subordinated debt and approximately EUR 2.9 billion was contingently convertible preferred shares (CoCos). One EUR 1.5 billion CoCo issuance was to replace an AT1 issuance of the same amount that was called in a tender offer. The other CoCo, a USD 1.5 billion issuance, was to cover regulatory requirements.
Additionally, Banco Santander, S.A. issued around EUR 9.0 billion in senior non-preferred debt.
Dividends and shareholder remuneration
For the 2024 results, the board continued to apply the same policy as in 2023, with total shareholder remuneration of approximately 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items), distributed in approximately equal parts in cash dividend and share buybacks.
•Interim remuneration.
•On 26 August 2024, the board resolved to execute the First 2024 Buyback Programme worth up to EUR 1,525 million (equivalent to approximately 25% of said Group reported profit in H1’24). See 'First 2024 Buyback Programme' in the 'Corporate governance' chapter.
•On 24 September 2024, the board resolved to pay an interim cash dividend against the 2024 results of 10 euro cents per share entitled to the dividend (equivalent to approximately 25% of said Group reported profit in H1’24); it was paid from 1 November 2024.
•Final remuneration. Under the 2024 shareholder remuneration policy:
•On 4 February 2025 the board of directors resolved to implement the Second 2024 Buyback Programme worth a maximum amount of EUR 1,587 million, for which the appropriate regulatory authorization has been obtained, and the execution of which began on 6 February 2025. For more details, see 'Second 2024 Buyback Programme' in the 'Corporate governance' chapter.
•On 25 February 2025 the board of directors resolved to submit a resolution at the 2025 AGM to approve a final cash dividend in the gross amount of 11 euro cents per share entitled to dividends. If approved at the AGM, the dividend would be payable from 2 May 2025.
Once the above-mentioned actions are completed, total shareholder remuneration for 2024 will total EUR 6,293 million (approximately 50% of the Group reported profit -excluding non-cash, non-capital ratios impact items- in 2024), distributed as approximately 50% in cash dividends (EUR 3,181 million) and 50% in share buybacks (EUR 3,112 million). For more details, see section 3.3 'Dividends and shareholder remuneration' in the 'Corporate governance' chapter.
Strengthening our active capital management culture
We continue to focus on disciplined capital allocation and shareholder remuneration after achieving our 2024 fully-loaded CET1 target of remaining above 12%.
At end 2025, we are targeting to reach a CET1A ratio of 13%, above the 12% objective and at the top end of our 12-13% operating range. Additionally, the board of directors intends to return up to EUR 10 billion to our shareholders through share buybacks corresponding to 2025 and 2026 by combining: i) buybacks resulting from the application of our existing shareholder remuneration policy consisting of a c.50% pay-out ratio (distributed approximately equally between cash dividends and share buybacks); plus ii) additional buybacks to distribute excesses of our CET1. The implementation of the shareholder remuneration policy and any share buybacks to distribute CET1 surpluses are subject to future corporate and regulatory decisions and approvals.
Continuous improvement of our capital ratios reflects our profitable growth strategy and a culture of active capital management at all levels.
The Capital and Profitability Management team is in charge of our capital analysis, adequacy and management, coordination with subsidiaries on all matters related to capital and monitoring and measuring returns.
Every country and business unit has drawn up individual capital plans that focus on maximizing return on equity.
Santander places high value on its long-term sustainability and the efficient use of capital in the incentives of the Group's main executives. We considered certain aspects relating to capital management and returns when setting senior managers' 2024 variable remuneration including return on tangible equity (RoTE) and other relevant capital metrics (capital generation or CET1).
A. Phased-in CRR3.
Annual report 2024    424

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Fully-loaded CET1 ratio
%

Regulatory phased-in CET1 ratioA
%
12.2	12.3	12.8

Main capital data and solvency ratios
EUR million
	Fully loaded		Phased inA
	2024	2023	2024	2023
Common equity (CET1)	79,705	76,448	79,800	76,741
Tier 1 (T1)	90,076	85,450	90,170	85,742
Eligible capital	107,106	101,747	108,589	102,240
Risk-weighted assets	624,477	623,652	624,503	623,731
CET1 capital ratio	12.8%	12.3%	12.8%	12.3%
T1 capital ratio	14.4%	13.7%	14.4%	13.7%
Total capital ratio	17.2%	16.3%	17.4%	16.4%
Leverage ratio	4.78%	4.68%	4.78%	4.69%

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

Fully-loaded capital ratios in 2024
The fully-loaded CET1 ratio was 12.8% if we do not apply the transitory IFRS 9 provisions or the subsequent amendments introduced by Regulation 2020/873 of the European Union. This represents a 0.5 pp increase in the year.
We organically generated 209 bps of capital, strongly supported by results obtained during the year and by a significant uplift from asset rotation and risk transfer initiatives. The impact from shareholder remuneration in the year was -100 bps.
We also recorded a negative 59 bp impact in regulatory and models, mainly relating to a parameter change regarding maturities in CIB models and changes in capital model associated with large exposures.
Additionally, there was no net contribution in markets and others, as positive impacts from the accelerated placement of Santander Bank Polska S.A. ordinary shares, intangible assets and ALCO portfolio valuations were offset by various smaller charges (pensions, tax credits, etc.).
The fully-loaded leverage ratio stood at 4.78% at the end of 2024.

Fully-loaded CET1 ratio in 2024
%
A.Deduction for expected shareholder remuneration. Our target payout is approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
Annual report 2024    425

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Regulatory capital ratios (phased-in)
The phased-in ratios are calculated by applying the CRR transitory schedules. The transitory schedule ended on 31 December 2024 (with the exception of some issuances in the UK). From 1 January 2025, a new transitory schedule will apply related to the implementation of CRR3. For more information, see note 1.e in the consolidated financial statements.
On a consolidated basis, the minimum levels required by the European Central Bank in 2024 were 9.6% for the CET1 ratio and 13.9% for the total capital ratio.
Our capital requirements increased in 2024 compared to 2023 due to:
•a higher D-SIB requirement driving an increase in the D-SIB/G-SIB requirement from 1% to 1.25% due to: i) a methodological change by the ECB which was later adopted by Banco de España; and ii) because institutions must hold capital at the consolidated level for the higher of the G-SIB (currently at 1%) and D-SIB requirements;
•the ECB's revision of Banco Santander, S.A.'s P2R requirement from 1.58% to 1.74% (mainly due to a change in the ECB's methodology);
•higher countercyclical buffer requirements by the competent authorities in the countries in which we operate (+0.02 pp); and
•and a new systemic risk buffer (0.03 pp).
At year end, the phased-in CET1 ratio was 12.8%, resulting in a CET1 management buffer of 313 bps. This shows our ability to generate capital organically, our solid position to be able to pay dividends and our strong capital management.
The total phased-in capital ratio was 17.4%. Taking into account the shortfall in AT1, Santander exceeded the 2024 minimum regulatory requirements (i.e. distance to the maximum distributable amount - MDA) by 297 bps.
The phased-in leverage ratio stood at 4.78%.

17.39%
13.91%
T2
2.44%
AT1
1.83%
CCyB,[A]
0.39%
G-SIB[C]
1.25%
CCoB[D]
2.50%
SyRB,[B]
0.03%
Pillar 2 R
0.98%
CET1
9.65%
Min. Pillar 1
4.50%
2.95%
T2
1.66%
AT1
12.78%
CET1
Regulatory requirements
Regulatory ratios 2024 (phased-in)

A. Countercyclical buffer.
B. Systemic risk buffer.
C. Global systemically important banks (G-SIB) buffer.
D. Capital conservation buffer.

Regulatory capital (phased-in). Flow statement
EUR million
2024
Capital Core Tier 1 (CET 1)
Starting amount (31/12/2023)	76,741
Shares issued in the year and share premium	(4,810)
Treasury shares and own shares financed	1,153
Reserves	(419)
Attributable profit net of dividends	9,431
Other retained earnings	(3,579)
Minority interests	1,580
Decrease/(increase) in goodwill and other intangible assets	1,263
Other	(1,559)
Ending amount (31/12/2024)	79,800
Additional Capital Tier 1 (AT1)
Starting amount (31/12/2023)	9,002
AT1 eligible instruments	1,264
AT1 excesses - subsidiaries	105
Residual value of intangible assets	—
Deductions	—
Ending amount (31/12/2024)	10,371
Capital Tier 2 (T2)
Starting amount (31/12/2023)	16,497
T2 eligible instruments	1,767
Generic funds and surplus loan-loss provisions-IRB	(76)
T2 excesses - subsidiaries	230
Deductions	—
Ending amount (31/12/2024)	18,418
Deductions from total capital	—
Total capital ending amount (31/12/2024)	108,589
Annual report 2024    426

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

These tables show the total risk-weighted assets (comprising the denominator of capital requirements based on risk) as well as their distribution by geographic segment.

Risk-weighted assets (phased-in CRR, phased-in IFRS 9)
EUR million
	RWAs		Minimum capital requirements
	2024	2023	2024
Credit risk (excluding CCR) A	499,560	515,238	39,965
Of which: standardized approach (SA)	283,612	285,728	22,689
Of which: the foundation IRB (FIRB) approach	59,981	56,913	4,798
Of which: slotting approach B	13,840	14,123	1,107
Of which: IRB equities under the simple risk-weighted approach	4,724	3,603	378
Of which: the advanced IRB (AIRB) approach	129,919	138,204	10,394
Counterparty credit risk (CCR)	18,768	13,593	1,501
Of which: standardized approach	15,035	10,150	1,203
Of which: internal model method (IMM)	—	—	—
Of which: exposures to a CCP	294	324	24
Of which: credit valuation adjustment (CVA)	679	680	54
Of which: other CCR	2,761	2,439	221
Settlement risk	173	4	14
Securitization exposure in the banking book (after the cap)	15,705	11,419	1,256
Of which: SEC-IRBA approach	7,285	4,275	583
Of which: SEC-ERBA approach	2,484	2,257	199
Of which: SEC-SA approach B	5,935	4,887	475
Of which: 1,250% deduction C	—	—	—
Position, foreign exchange and commodities risks (Market risk)	17,946	16,454	1,436
Of which: standardized approach	10,693	9,166	855
Of which: internal model approach (IMA)	7,253	7,288	580
Large exposures	—	—	—
Operational risk	72,351	67,022	5,788
Of which: basic indicator approach	—	—	—
Of which: standardized approach	72,351	67,022	5,788
Of which: advanced measurement approach	—	—	—
Amounts below the thresholds for deduction	22,656	28,732	1,812
Total B	624,503	623,731	49,960
A.Includes equities under the PD/LGD approach.
B.For more detail see Pillar 3 report.
C.Information prepared following the update of the EBA (24.05.22,'ITS on institutions’ Pillar 3 public disclosures'). Banco Santander, S.A. deducts from capital those securitizations that meet the deduction requirements, and therefore does not apply a 1,250% weighting to these exposures. This row does not include the EUR 8,367 million in 2024 and EUR 5,475 million in 2023 that would result from applying this weighting to these exposures.

Annual report 2024    427

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

RWAs by geographical distribution (phased-in CRR, phased-in IFRS 9)
EUR billion
	TOTAL	EUROPE	o/w: Spain	o/w: United Kingdom	NORTH AMERICA	o/w: US	SOUTH AMERICA	o/w: Brazil
Credit risk (excluding CRR)	535	330	180	58	85	58	120	84
of which, standardised approach (SA)	284	117	41	18	73	56	94	61
of which, internal rating-based (IRB) approach	203	174	107	37	8	0	21	19
of which, securitizations A	16	13	9	2	2	2	1	1
of which, rest	33	27	22	1	1	1	4	3
Market risk	18	13	13	0	1	1	4	2
Operational risk	72	34	16	8	17	12	16	9
Total	625	378	208	67	103	72	140	95

Note: Breakdown according to debtor’s residency, except operational risk (management criteria). Counterparty RWAs are included in the IRB/STD approaches. The amounts shown in the table are presented in EUR billion, therefore, the amounts have been rounded. Consequently, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.
A. It does not include 1,250% deductions. See footnote C in the previous table.

Note: EUR 5 billion allocated to other countries (1% of total Group RWAs).
Annual report 2024    428

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

This table presents the main changes to capital requirements by credit risk:

Credit risk capital movements A
EUR million
	RWAs	Capital requirements
Starting amount (31/12/2023)	539,247	43,140
Asset size	(17,322)	(1,386)
Asset quality	(2,584)	(207)
Model updates	8,307	665
Methodology and policy	14,308	1,145
Acquisitions and disposals	—	—
Foreign exchange movements	(8,897)	(712)
Other	—	—
Ending amount (31/12/2024)	533,060	42,645
A. Includes capital requirements from equity, securitizations and counterparty risk (excluding CVA and CCP).
Credit risk RWAs decreased EUR 6,187 million in 2024. If we isolate the exchange rate effect (due to the depreciation of the Brazilian real, the Mexican peso and the Chilean peso, partially offset by the appreciation of the US dollar and the pound sterling), RWAs increased EUR 2,709 million. This is mainly due to 'Methodology and policy' from calculating maturity models in CIB (+EUR 11,556 million) and a review of the application of the SME factor on some operations with self-employed customers (+EUR 2,752 million). Additionally, 'Model updates' contributed +EUR 8,307 million, mainly relating to capital model changes associated with large exposures in some portfolios. This growth was compensated by the decrease in RWAs related to 'Asset quality' (-EUR 2,584 million) and 'Asset size' (-EUR 17,322 million), as securitizations during the year (-EUR 29,499 million) more than offset widespread business growth.
In short, from a qualitative point of view, Santander's solid capital ratios are consistent with its business model, balance sheet structure and risk profile.
Economic capital
Economic capital is the capital required to cover all risks from our activity with a certain level of solvency. We measure it using an internal model. To calculate the required capital, we determine our solvency level based on our long-term rating target of 'A' (in line with the Kingdom of Spain); this represents a confidence level of 99.95% (above the regulatory level of 99.90%).
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
Given its relevance to internal management, Santander includes several economic capital-derived metrics from both a capital needs and a risk-return point of view, within a conservative risk appetite framework established at both Group and subsidiary levels.
Required economic capital in December 2024 amounted to EUR 69,984 million. Compared to the available economic capital base of EUR 96,342 million, this implies a capital surplus of EUR 26,358 million.
Annual report 2024    429

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Reconciliation of economic and regulatory capital
EUR million
	2024	2023
Net capital and issuance premiums	45,961	49,618
Reserves and retained profits	85,979	76,841
Valuation adjustments	(38,323)	(34,484)
Minority interests	8,485	6,908
Prudential filters	(912)	(669)
Other A	(4,847)	(3,986)
Base economic capital available	96,342	94,228
Deductions	(17,379)	(18,867)
Goodwill	(13,664)	(14,161)
Other intangible assets	(2,293)	(3,059)
DTAs	(1,423)	(1,648)
Other	(743)	1,088
Base regulatory (FL CET1) capital available	79,705	76,448

Base economic capital available	96,342	94,228
Economic capital required B	69,984	74,721
Capital surplus	26,358	19,507

A. Includes: deficit of provisions over economic expected loss, pension assets and other adjustments.
B. For a better comparison with regulatory capital, the differences in goodwill due to FX changes are included in the required economic capital. All figures according to EC 2024 methodology.
The main difference compared to regulatory CET1 is the treatment of goodwill, other intangible assets and DTAs; we consider them additional capital requirements rather than a deduction from available capital.
Profitability metrics and Economic Value Added
One of the Group's primary priorities is to manage capital by ensuring that we make a profitable allocation of capital in all our activities.
Our strategy includes investing capital in markets, country units, global businesses and portfolios with the highest returns on capital, ensuring strong and sustainable shareholder value creation. Metrics such as RoTE, RoRWA and RoRAC are part of approvals and monitoring policies. These metrics help us compare the return on operations, customers, portfolios and businesses on a like-for-like basis. We can identify what is obtaining a risk-adjusted return higher than its cost of capital and thus align risk and business management to maximize economic value added (EVA).
We regularly assess the level and progression of EVA across the Group's country units and global businesses, both from a regulatory and economic capital point of view. EVA is the profit generated above the cost of capital employed.

The minimum return on capital a transaction must obtain is determined by the cost of capital (i.e. the minimum compensation required by shareholders). We calculate it by adding the premium shareholders demand to invest in Santander to the risk-free return. The premium depends essentially on the degree of volatility in our share price with respect to market performance. Santander's cost of capital in 2024 was 12.0% (versus 11.2% in 2023).
On top of reviewing the cost of capital every year, we also estimate a cost of capital for each business unit based on its features (under the philosophy that subsidiaries manage capital and liquidity autonomously) to determine whether each business is capable of creating value on a standalone basis.
This table shows economic value added and RoRAC of the Group’s geographical segments at the end of December 2024.

Economic Value AddedA and RoRAC
EUR million
	2024		2023
	RoRAC	EVA	RoRAC	EVA
Europe	28.3%	4,149	24.1%	3,169
DCB Europe	13.0%	72	23.2%	788
North America	22.8%	1,205	18.8%	886
South America	26.3%	872	19.0%	(45)
Total Group	17.5%	4,332	15.3%	3,285
A. The economic value added is calculated with the cost of capital of each unit. The Group’s total RoRAC includes the operating units and the Corporate Centre, reflecting the Group's economic capital and its return.
In 2024, we generated EUR 4.3 billion EVA for our shareholders, with positive contributions from all our geographical segments.
Additionally, we also internally use a Shareholder Value Added (SVA) view which adjusts components that affect shareholder value creation but are not reflected in results.
Identifying and managing businesses with low profitability is part of the Group's capital optimization process. We dynamically target and actively monitor customers, portfolios, global businesses and markets with attractive returns on capital.
To ensure improved profitability and maximize capital productivity, we must focus on capital efficiency from origination. Pricing is an objective process based on the characteristics of the transaction, product, borrower, segment and market. Furthermore, it should ensure that the price exceeds a minimum threshold covering at least funding, operating, credit and capital costs, as well as an additional spread that takes into account demand sensitivity to prices and value generation. Therefore, pricing should aim to maximize profitability, with positive EVA for every transaction, customer, portfolio and/or global business, and ensure compliance with minimum return on capital targets.

Annual report 2024    430

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Both approvals and profitability monitoring have a robust approval and review governance which i) ensures the consideration of minimum pricing thresholds are properly integrated into capital processes; ii) establishes a timely scaling/authorizing process; and iii) that detailed follow-ups are carried out for operations approved below the minimum threshold.

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
Santander has an internal capital stress and planning process to respond to various regulatory exercises and is a key tool integrated within management and strategy. They aim to ensure sufficient current and future capital, even in unlikely-but-plausible economic scenarios. We estimate results in various business environments (including severe recessions as well as expected macroeconomic environments), based on our initial situation (defined using financial statements, capital base, risk parameters and regulatory and economic ratios) to determine our solvency ratios, usually for a three-year period.
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
•Fees and operating expenses
•Market shocks and operational losses
•Credit losses and provisions. PIT LGD and PD models
•IFRS 9 models and migration among stages

3	Capital requirements forecasts	•Consistent with projected balance sheet •Regulatory and economic risk parameters (PD, LGD and EAD)

4	Solvency analysis	•Available capital base. Profits and dividends •Regulatory and legislative impacts •Capital and solvency ratios •Compliance with capital objectives •Regulatory and economic view

5	Action plan	•In the event of failure to comply with internal objectives or regulatory requirements

Annual report 2024    431

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
To calculate loan-loss provisions of the credit portfolio, we use a methodology that ensures provisions cover loan losses projected by internal expected loss models, based on exposure at default (EAD), probability of default (PD) and loss given default (LGD) parameters, at all times.
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
In the most recent ECB-EBA stress test in 2023, Santander destroyed the least fully-loaded CET1 capital among peers in the adverse scenario (-170 bps versus a peer average of -418 bps). This implies that, in absolute terms, the Group would have a fully-loaded CET1 ratio 30 bps better than the peer average at the end of the stressed horizon. Even in the adverse scenario, Santander was forecasted to generate a cumulative profit of EUR 6,582 million, well above its peers and the European banking system as a whole (where losses of EUR 3,129 million and EUR 1,404 million were projected, respectively).
We have also conducted internal stress tests every year since 2008 as part of our ICAAP (Basel Pillar 2). Every test has proven our capacity to confront the most difficult exercises globally and locally. We carry out these capital planning processes using tools shared throughout the Group.
We incorporate an analysis of the potential impact of climate risks (transition risk and physical risk) into internal stress exercises in addition to expressly considering them in the macroeconomic scenario definitions, in line with industry best practices and supervisory expectations.
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

Annual report 2024    432

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Some jurisdictions have already transposed the TLAC term sheet into law (as is the case in Europe, the US and Mexico as of 1 January 2023); however, other jurisdictions where we operate (e.g. Brazil) have yet to do so.
In Europe, the final texts of CRR 2 and BRRD 2, which amend the resolution framework, were published in June 2019. One of the main objectives of this revision was to implement the TLAC requirement in Europe.
The CRR 2, which came into force in June 2019, dictates the 18% of RWAs minimum requirement for G-SIBs as set in the TLAC term sheet. It must be made up of subordinated liabilities (with the exception of a percentage of senior debt of maximum of 3.5% or RWAs, with the resolution authority's authorization).
As of 31 December 2024, the TLAC of the resolution group headed by Banco Santander, S.A. stood at 31.0% of risk-weighted assets and 9.8% of the leverage ratio exposure.
The BRRD 2 was transposed into law in Spain in 2021.
G-SIBs also have a Pillar 2 requirement in addition to the minimum CRR TLAC requirement, owing to the MREL methodology in the BRRD 2.
In June 2024, Banco de España formally communicated the (binding) MREL requirement for the Banco Santander, S.A. Resolution Group (sub-consolidated):
•Until 31 December 2024, the Group needed to meet the minimum requirement set at the highest of 29.69% of the Resolution Group’s RWAs and 11.51% of the Resolution Group’s leverage ratio exposure. Of the total MREL requirement, a minimum subordination level was fixed as the highest of 10.27% of RWAs and 6.13% of the leverage ratio exposure. However, the Resolution Group headed by Banco Santander, S.A.'s minimum subordination is determined by TLAC, not by MREL, as the TLAC subordination requirement is greater. This MREL requirement was based on December 2021 data.

As of 31 December 2024, Banco Santander, S.A.'s MREL was 42.1% of RWAs and 16.5% of the leverage ratio exposure and subordinated MREL was 35.2% of RWAs and 13.8% of the leverage ratio exposure. As a result, Banco Santander, S.A. met its MREL requirements.
•From 1 January 2025 until 24 June 2025, the Group must meet the minimum requirement set at the highest of 32.39% of the Resolution Group’s RWAs and 12.23% of the Resolution Group’s leverage ratio exposure. Of the total MREL requirement, a minimum subordination level was fixed as the highest of 11.30% of RWAs and 6.22% of the leverage ratio exposure. This MREL requirement is based on December 2022 data.
•From 24 June 2025, until otherwise communicated by Banco de España, the Group will need to meet a minimum requirement set at the highest of 33.59% of the Resolution Group’s RWAs and 12.93% of the Resolution Group’s leverage ratio exposure. Of the total MREL requirement, a minimum subordination level was fixed as the highest of 11.30% of RWAs and 6.22% of the leverage ratio exposure. This MREL requirement is based on December 2022 data.

2024 TLAC	2024 MREL
%	%

A.CBR: Combined Buffer Requirement, comprising a capital conservation buffer (2.5%), a G-SII buffer (1.25%), a countercyclical capital buffer (0.37%) and a systemic risk buffer (0.04%).
Annual report 2024    433

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
We base crisis governance on a collective decision-making model that is organized into and operated under severity levels to facilitate flexibility and sequential decision-making. For instance, in the most severe stages of a hypothetical crisis, the Gold committee, composed of the Group’s top executives supported by the Silver forum and other specialist Bronze teams, would be the leading decision-making body.
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
Crisis management
We managed several important events in 2024 relating to i) cybersecurity (e.g., unauthorized access to a database hosted by a third party); ii) geopolitical and/or macroeconomic events (e.g., armed conflicts in the Middle East); iii) natural disasters (e.g., forest fires in Valparaíso, Chile; floods in Rio Grande do Sul, Brazil, in Poland and in dozens of Spanish municipalities, earthquake in the Chinese provinces of Gansu and Qinghai); and iv) operational events (e.g., related to the operation of digital channels or critical providers).
We have taken away important lessons from these events, including:
•The benefits of ex ante preparation. Crisis management simulation exercises conducted over the past few years have enabled us to act quickly.
•The importance of maintaining a consistent and global approach that enables us to act as a Group, regardless of the type of event, where the incident occurs, the size of the affected unit or which global business is affected.
•The ability to anticipate potential events is decisive in the final result, especially in internal and external communication and in case of events that affect critical services with customers or require frequent contact with competent authorities.
Despite the very different nature of the events managed, our crisis management model once again demonstrated its strength. There are two fundamental and defining aspects of our model:
•Coordination between and with the subsidiaries and the five global businesses. Cooperation between the different units is not only a strength of the operating model under normal conditions, but has also proven to be a strength in times of crisis. There are several instruments that support this coordination such as i) the ability to summon global crisis governing bodies (e.g., Bronze teams and/or global Silver forum); ii) the close relationship between Crisis Management Directors (CMDs), crisis management managers and the involved functions; or iii) the ongoing issuance of corporate guidelines to facilitate decision-making.
•Early incident management. Through Bronze teams, we have been able to give a quick and proactive response to the most critical events.
However, in order to further strengthen our crisis management model, we carried out several initiatives:
•A more granular taxonomy and methodology is available for the identification and classification of events, both for financial and non-financial events.
•We integrated new decision-making processes to strengthen confidentiality and protect the security of our employees and customers.
•We assigned new roles to align the crisis management function to the new organizational model based on five global businesses.
•We further developed the process governing the response to humanitarian crises. By using the corporate guide, units are able to determine the severity of these events depending on their scale and urgency, as well as the action and governance framework for each situation.
In short, despite the challenges faced in 2024, the Group has shown it has the right tools to respond to crises of very different nature. However, given the complexity of the current environment and the potential threats facing the banking industry, the Group remains committed to strengthening crisis management mechanisms and instruments.

Annual report 2024    434

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Recovery plans
Context. Santander drew up its 15th corporate recovery plan in 2024. It sets out measures we have at our disposal to survive a very severe crisis without extraordinary public aid, in accordance with article 5.3 of the BRRD.
Its primary aims are to test i) the feasibility, effectiveness and credibility of the recovery measures; and ii) the suitability of the recovery indicators and their respective thresholds, above which decision-making would be escalated to cope with stress situations.
It sets out macroeconomic and/or financial crisis scenarios that could materialize in idiosyncratic, systemic and combined events that could lead the Group to trigger the plan.
The recovery plan should not be considered an instrument separate from our structural mechanisms to measure, manage and supervise risk. It is aligned with the risk appetite framework (RAF), the risk appetite statement (RAS), the risk profile assessment (RPA), the business continuity management system (BCMS), the internal assessments of capital and liquidity (ICAAP and ILAAP) and other tools. It is also integrated into the Group's strategic plans.
Progress in 2024. In January, the new 'Guidelines on Total Recovery Capacity in Recovery Plans' came into force, which require us to incorporate more severe scenarios that reach the near-default point and calculate the recovery capacity in a dynamic way and taking the moment the indicator was breached as a starting point. These requirements were already taken into account in the 2023 plan.
In May 2024, the ECB sent us a letter with their annual priorities, recommending that: i) entities should focus their efforts on improving liquidity recovery capacity and demonstrate that they have sufficient recovery options that can be implemented within a short time frame (less than one month); ii) simulations should be carried out to demonstrate the feasibility of these measures; and iii) liquidity scenarios should incorporate idiosyncratic and rapidly evolving events that lead to a point close to default in less than three months.
As it does every year, the 2024 recovery plan fully covers all the recommendations and priorities required by the ECB, including:
•A more conservative recalibration of capital indicators with regulatory requirements. They also expanded information on all indicators and the justification for their calibration.
•More extreme scenarios, so that all scenarios reach a near-default point according to the guidelines.
•A complete and detailed analysis of the risk profile of the entity at different times in each of the scenarios.
•A report including the characteristics of the two simulations carried out, with a critical evaluation of the lessons learned and possible follow-up actions.
•A new recovery measure.
The key takeaways from our review of the 2024 corporate plan were:
•there are no material interdependencies between main subsidiaries;
•we have ample recovery capacity in all scenarios through available measures. Our geographically diversified model is a great asset from a recovery standpoint;
•each subsidiary has sufficient capacity to emerge from a recovery situation on its own, which strengthens the Group's model based on units that are autonomous with respect to liquidity and capital;
•we have sufficiently robust governance to manage financial and non-financial stresses that vary in nature and intensity; and
•amid a serious financial or solvency crisis, no subsidiary is important enough to trigger the corporate plan by causing the severest recovery indicator levels to be breached.
These factors prove our business model and geographic diversification strategy would remain firm in a recovery situation.
Regulation and governance. Santander’s recovery plan complies with EU regulations and follows the non-binding recommendations of the Financial Stability Board (FSB) and other international bodies.
We submitted our latest plan to the Single Supervisory Mechanism in October 2024; the EBA has six months to make formal considerations.
Santander's recovery plan comprises the corporate plan (Banco Santander, S.A.) and local plans for the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Portugal, Norway and a recovery plan summary for Santander Bank Polska S.A. and Santander Consumer Bank S.A. -Poland-. All subsidiaries (except Santander Chile) must draw up a local plan in compliance with local regulations and corporate requirements.
Though the board of Banco Santander, S.A. approves the corporate plan, relevant content and figures are previously submitted to and discussed by the Silver forum, Gold committee, risk control committee and the risk supervision, regulation and compliance committee. Local plans are approved by local bodies in coordination with the Group (as they are included in the Group's corporate plan).
Resolution plans
The relevant authorities prepare the resolution plans1 and Santander cooperates with them, providing all requested information. During 2024, the members of the crisis management group (CMG) upheld their decision on our multiple point of entry (MPE) strategy to be used in a hypothetical resolution, formed by 11 different resolution groups where the parent company, Banco Santander, S.A., forms the main resolution group along with the rest of its subsidiaries of the Banking Union.

1.With the exception of the US, where individual entities draw up their own resolution plans.
Annual report 2024    435

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

This strategy is consistent with our legal and business structure, as the 11 resolution groups can be resolved independently without involving other parts of the organization, given the low level of interconnection.
Meetings with the Single Resolution Board (SRB) and its working priorities letters confirmed in October 2023 that there are no substantial impediments to Banco Santander, S.A.’s resolvability, achieving the target set for December 2023 by the SRB. Despite this, the SRB highlighted the need to continue to work on resolvability and meet the targets set for the new resolution planning cycle starting in 2025, which focus on the operationalization of the resolution tool, i.e., internal recapitalization (bail-in).
In 2024, we prepared the multi-annual work plan to continue to meet resolution planning requirements. Banco Santander, S.A.’s board of directors approved it in February 2025, prior to its definitive submission to the SRB and in which the following actions, among others, were defined:
1) Conduct initial tests to measure capability to provide high quality data for resolution valuations
In 2024, Banco Santander, S.A. carried out a real-time dry run exercise on governance and obtaining data for valuation in resolution for each of the relevant subsidiaries of Banco Santander, S.A. within the resolution group known as the Banking Union. We shared the generated data with the SRB.
2) Conduct a liquidity exercise based on the joint SRB-ECB liquidity report prepared in October 2024
During November 2024, we worked on a new liquidity report, jointly required by the SRB and the ECB. In 2025, we will again conduct a liquidity exercise aimed at strengthening our liquidity reporting capabilities during and after resolution, which will take into account the SRB's comments on the 2024 liquidity exercise. For the first time, it will be a real-time dry run exercise and the SRB will observe.
3) Continue the work on the separability of important subsidiaries in the resolution group headed by Banco Santander, S.A.
We will continue the work on separability, an area that was established as a priority for Santander in 2023, and will continue to be so during 2025, focused on improving our ability to implement alternative resolution tools to sell a business in the event of resolution by developing an advanced separability analysis report.

This analysis should identify potential obstacles and mitigating factors to ensure the subsidiaries' operational and business continuity if separated from the Group. We will work on developing specific business transferability manuals in 2025, detailing how to execute the sale of a business from an operational point of view.
4) Test the internal recapitalization resolution tool and the internal loss transfer and recapitalization mechanism, together with information system capabilities
Given the results of the dry-run exercises for the internal recapitalization testing exercises in previous years, Banco Santander is expected to continue to annually test its bail-in preparation through a test focused on its information systems' capabilities, accounting and amortization processes, conversion and issuance of new capital, communication and governance, as described in the bail-in playbook. Testing should also include the internal loss transfer and recapitalization mechanism (ILTRM) in place for most of the important Banco Santander, S.A. subsidiaries. The SRB has already communicated the new developments of this simulation exercise for 2025, mainly the inclusion of new subsidiaries and the stress assumptions.
5) Continue the work on Management Information Systems
During 2024, we completed all the manuals for reporting information regarding internal recapitalization and valuation data. We also did dry-run tests on the capabilities of management information systems, including the preparation and extraction of resolution valuation information and bail-in instruments. In 2025, we plan to carry out further testing to ensure information systems are capable of providing accurate and timely information.
6) Guarantee operational continuity in resolution situations
In 2024, we continued to work on operational continuity in resolution: i) we developed retention plans for certain units of the Banking Union Resolution Group; ii) remediation plans continued with the inclusion of clauses in vendor contracts to ensure resilience in resolution; and iii) we updated the contingency plan for access to market infrastructure. In 2025, we plan to test the operational continuity in bank resolution through simulation exercises.

Annual report 2024    436

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4. FINANCIAL INFORMATION BY SEGMENT

4.1 Description of segments during 2024
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
As we announced at the end of 2023, following the creation of two new global segments and in order to align the operating and management model, we adapted our reporting, starting with the financial information for Q1 2024, with global businesses becoming the primary segments.
Main changes to the composition of Santander's segments
The main changes, which apply from 1 January 2024 to the management information for all periods included in the consolidated financial statements, are as follows:
•All of the Group's businesses across all markets were consolidated into five global areas: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance and Payments. These became the new primary segments.
•The changes in financial information were:
•The former Retail Banking was split into two new segments: Retail & Commercial Banking and Digital Consumer Bank. Our cards business now forms part of the new Payments segment.
•The results of activities mainly related to financial management located in the countries are fully allocated to their global businesses based on the segment that generates the financial position.
•The local corporate centres are fully allocated to the global businesses.
•The revenue sharing criteria between global businesses were revised to better reflect the contribution of each business to the Group.
•The former primary segments (Europe, North America, South America and Digital Consumer Bank - which is renamed DCB Europe) became our secondary segments. 2023 published figures for the countries, regions and the Corporate Centre remain unchanged.
All the changes described above have no impact on the reported Group consolidated financial statements.
Primary segments
This primary level of segmentation, which is based on the Group's management structure from 1 January 2024, comprises six reportable segments: five operating areas plus the Corporate Centre.
The operating areas are:
Retail & Commercial Banking (Retail): area that integrates the retail banking business and commercial banking (individuals, SMEs and corporates), except for business originated in the consumer finance and the cards businesses.
Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer.
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management) and the insurance business (Santander Insurance).
Annual report 2024    437

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Payments: the Group's digital payments solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where we operate).
Secondary segments
At this secondary level, Santander is structured into the segments that made up the primary segments until 31 December 2023, which are Europe, DCB Europe, North America and South America:
Europe: comprises all business activity carried out in the region, except that included in DCB Europe. Detailed financial information is provided on Spain, the UK, Portugal and Poland.
DCB Europe: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank in Spain and ODS.
North America: comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank (SBNA), Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap).
South America: includes all the financial activities carried out by Santander through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile and Argentina.
In addition to these operating units, both primary and secondary segments, the Group maintains the Corporate Centre, which includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It does not incorporate the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

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
As described in section 3. 'Group financial performance', the results of our business areas presented below are provided on the basis of underlying results only and generally including the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business segments, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts. For Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. Additionally, in 2024, for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior years). For further information, see the 8. 'Alternative performance measures' section.
The statements included in this section regarding Santander's competitiveness and that of its subsidiaries have been produced by the Group based on public information (corporate websites of competing entities and information published by national banking institutions).
Certain figures contained in this chapter, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

Annual report 2024    438

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.2 Summary of the Group's main business areas' income statements

2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	27,942	4,681	32,461	19,584	10,874	7,263
Digital Consumer Bank	10,777	1,508	12,916	7,733	2,232	1,663
Corporate & Investment Banking	4,020	2,548	8,343	4,537	4,009	2,740
Wealth Management & Insurance	1,627	1,489	3,661	2,348	2,259	1,650
Payments	2,609	2,793	5,505	3,030	969	413
PagoNxt	132	958	1,240	80	(233)	(299)
Cards	2,478	1,835	4,265	2,950	1,202	712
Corporate Centre	(308)	(11)	(676)	(1,055)	(1,317)	(1,154)
TOTAL GROUP	46,668	13,010	62,211	36,177	19,027	12,574

Secondary segments
Europe	16,720	4,659	23,510	14,102	10,129	6,644
Spain	7,256	2,867	11,974	7,703	5,440	3,762
United Kingdom	4,950	283	5,216	2,299	1,794	1,306
Portugal	1,548	467	2,100	1,553	1,481	1,001
Poland	2,844	674	3,555	2,591	1,650	800
Other	121	367	664	(42)	(236)	(225)
DCB Europe	4,361	902	5,679	3,075	1,131	642
North America	10,330	2,594	13,915	7,214	3,091	2,579
US	5,693	1,152	7,580	3,750	1,053	1,109
Mexico	4,631	1,385	6,278	3,613	2,274	1,671
Other	7	57	57	(149)	(236)	(201)
South America	15,566	4,864	19,783	12,841	5,993	3,863
Brazil	10,121	3,414	13,536	9,184	3,830	2,422
Chile	1,822	551	2,592	1,659	1,111	629
Argentina	2,919	602	2,487	1,465	827	665
Other	703	298	1,168	533	225	146
Corporate Centre	(308)	(11)	(676)	(1,055)	(1,317)	(1,154)
TOTAL GROUP	46,668	13,010	62,211	36,177	19,027	12,574

Profit attributable to the parent distribution
Distribution A by primary segment. 2024

A. As a % of operating areas. Excluding the Corporate Centre.

Profit attributable to the parent. 2024
EUR million. % change YoY

Retail

Consumer

CIB

Wealth

Payments

Europe

DCBE

North America

South America

Var	Var B
+28%	+29%
-13%	-12%
+12%	+16%
+12%	+14%
-32%	-26%

+21%	+19%
-46%	-47%
+10%	+12%
+27%	+36%
B. Changes in constant euros.
Annual report 2024    439

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2023
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Profit attributable to the parent
Retail & Commercial Banking	25,550	4,497	29,754	16,930	7,989	5,659
Digital Consumer Bank	10,221	1,229	12,296	7,033	2,677	1,901
Corporate & Investment Banking	3,594	2,131	7,527	4,140	3,795	2,440
Wealth Management & Insurance	1,513	1,262	3,210	1,994	1,994	1,467
Payments	2,424	2,952	5,298	2,954	1,205	607
PagoNxt	93	954	1,140	49	(17)	(77)
Cards	2,331	1,998	4,158	2,905	1,222	684
Corporate Centre	(41)	(13)	(439)	(829)	(961)	(998)
TOTAL GROUP	43,261	12,057	57,647	32,222	16,698	11,076

Secondary segments
Europe	15,910	4,399	21,439	12,409	8,195	5,482
Spain	6,641	2,699	10,132	5,905	3,399	2,371
United Kingdom	5,152	338	5,525	2,779	2,107	1,545
Portugal	1,465	464	1,982	1,440	1,314	896
Poland	2,543	589	3,182	2,320	1,392	674
Other	109	309	618	(35)	(17)	(3)
DCB Europe	4,193	796	5,502	2,884	2,019	1,199
North America	10,159	2,192	13,174	6,708	2,837	2,354
US	5,742	766	7,209	3,531	863	932
Mexico	4,408	1,374	5,899	3,311	2,119	1,560
Other	8	52	66	(133)	(145)	(138)
South America	13,040	4,684	17,971	11,050	4,608	3,038
Brazil	9,116	3,462	13,104	8,574	2,911	1,921
Chile	1,383	572	2,285	1,265	951	582
Argentina	1,879	396	1,544	769	505	386
Other	662	254	1,038	441	241	150
Corporate Centre	(41)	(13)	(439)	(829)	(961)	(998)
TOTAL GROUP	43,261	12,057	57,647	32,222	16,698	11,076
Annual report 2024    440

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.3 Primary segments

Underlying attributable profit
Retail	Retail & Commercial Banking	EUR 7,263 mn
Strategy
To support our vision of becoming a digital bank with branches, during the year, we focused on providing the best experience for our customers, driving our ONE Transformation programme, implementing a common operating model and rolling out our global technology platform.

Business performance[1]
Loans fell slightly (-1% year-on-year) due to lower loans in Europe and the US, partially offset by the increases in South America and Mexico. Deposits rose 3% year-on-year, with growth in all three regions.

Results[1]	Attributable profit in 2024 was EUR 7,263 million, a 29% increase year-on-year, driven by a good revenue performance, efficiency gains from our transformation programme and lower provisions in Europe.

1.In constant euros.
Strategy
During the year, we consolidated the Group's individual, SME and corporate banking activities within a new global business, Retail & Commercial Banking (Retail), successfully executing our three strategic priorities with the following advances:
•Common operating model. Our vision is to become a digital bank with branches, offering our products and services digitally through our own global platform and using our branch network to advise our customers. In 2024, all countries worked with a common operating model and within this vision. We have 147 million customers who can access most of our products and services digitally. Sales through our digital channels rose double digits year-on-year. Additionally, we have a network of nearly 8,000 branches, where customers can receive advice and support.
•Transformation, based on three pillars:
•Customer experience. We reduced the number of products by 39% year-on-year, as part of our commitment to offer a simple and attractive product portfolio that provides the best experience for our customers. We also continued to improve customer journeys, especially digital onboarding (substantially reducing onboarding times in all countries). Additionally, we launched a new 100% digital and simplified offer for individuals in Brazil and SMEs in Spain. As a result of the improvement in customer experience and digital onboarding, customers grew more than 8 million in the year.
•Operational leverage. We reduced the number of resources dedicated to non-commercial activities per million customers by 13% during the year, supported by digitalization, process automatization and organizational simplification, with significant progress in all units. Some examples this year were the digitalization of in-branch processes in Spain and mortgage servicing in Poland, as well as the simplification of the branch organization in Brazil and Chile. Additionally, our strategy to promote a self-service model is producing results, as chatbot interactions increased during the year and contact centre call volumes decreased. This has freed up time to be spent on value-added tasks and has contributed to greater efficiency.
•Global technology platform. The roll out of the global platform is especially relevant for business transformation. This platform is based on two proprietary technologies developed in-house: i) Gravity, with open technologies to reduce back-end costs; and ii) ODS, deployed in the cloud for the front-end, offering a superior omni-channel experience to our customers.
During the year, we completed the initial integration of Gravity and ODS in the US, which enables us to provide a new digital offering and the best customer experience. We also completed the migration of our customers in the UK to the new app. In addition, we are rolling out our global commercial tool to support branches in Spain and Mexico.
•Profitable growth. Structural efficiency improvements that the global platform's scale provides and disciplined capital management, together with increased simplification and process automatization were significant drivers of profitable growth. Additionally, enhanced customer experience and a greater commercial focus drove further customer growth and profitability improvement.

Retail. Customers
Thousands and year-on-year change

	Retail	Europe			North America		South America
Total customers	147,140	46,576	15,140	22,493	21,275	21,261	79,289	68,882
	+6%	+1%	+2%	0%	+4%	+4%	+10%	+11%

Active customers	79,079	28,806	8,689	13,604	10,859	10,845	39,414	32,552
	+5%	+2%	+6%	-2%	+6%	+6%	+8%	+9%
Annual report 2024    441

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Business performance
Loans and advances to customers decreased 1% year-on-year. In gross terms, excluding reverse repos and in constant euros they also decreased 1%, due to the decline in mortgages and SMEs, partially offset by the increases in corporate and personal loans. By region, the decrease in Europe and the US volumes was partially offset by rises in South America and Mexico.
Mortgage balances fell both in the UK (in line with our profitability strategy) and in Spain, still impacted by pre-payments despite a pickup in new business volumes. This was partially offset by increases in Portugal, Poland, Mexico and Brazil. Personal loans performed well, especially in Brazil, Spain and Poland.
Corporate loans rose, mainly driven by Poland, Brazil and Mexico. SME loans decreased mainly due to pre-payments in Europe, partially offset by higher volumes in Brazil and Poland.
Customer deposits decreased 1% year-on-year. Excluding repos and in constant euros, they rose 3%, driven by Spain, Poland and overall growth in South America, notably in Brazil. All products contributed to the increase, but especially time deposits in Europe and South America. Mutual funds rose 19% in constant euros, driven by commercial efforts in the current interest rate environment. As a result, customer funds increased 4% in constant euros.

Retail. 2024 business performance
EUR billion and YoY % change in constant euros

609	-1%	748	+4%

Gross loans and advances to customer excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Attributable profit in 2024 was EUR 7,263 million (53% of the Group's total operating areas), up 28% compared to 2023. In constant euros, it rose 29% year-on-year, with the following detail:
•Total income grew 11% driven by higher net interest income and net fee income. Net interest income increased 11%, with rises in most countries, but especially in South America, driven by higher volumes and lower deposit costs, and in Spain, Poland and Portugal due to good margin management. The exceptions were the UK, due to lower mortgage volumes (in line with our strategy) and higher cost of deposits (competitive market), and the US, due to lower volumes.
Greater commercial activity and a larger customer base contributed to net fee income growth (+7%). The most significant increases were in Brazil, the US, Mexico and Poland.

Retail. Total income
EUR million and YoY % change in constant euros

Other

Var
+17%
-9%
+7%
+16%
+17%

Retail	EUR 32,461 mn	+11%

•Administrative expenses and amortizations increased 3%. In real terms, costs declined 1% reflecting our transformation efforts through organizational simplification, process automatization and the deployment of the global platform, particularly evident in Spain and the US. As a result, net operating income grew 17% and efficiency improved to 39.7%.
•Net loan-loss provisions improved 7%, due to a positive performance in Europe, especially in Spain, Poland and the UK (macro outlook improvement in the country), which more than offset greater provisions in South America due to higher activity and the cost of risk normalization in Mexico and Chile.
•The other gains (losses) and provisions line was 21% more negative than in 2023, mainly due to greater restructuring charges in some countries and higher charges related to the CHF mortgage portfolio in Poland.
RoTE in 2024 was 18.9%, a 3.7 pp improvement year-on-year.

Retail. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	32,461	29,754	+9	+11
Expenses	(12,877)	(12,825)	0	+3
Net operating income	19,584	16,930	+16	+17
LLPs	(5,845)	(6,540)	(11)	(7)
PBT	10,874	7,989	+36	+36
Attributable profit	7,263	5,659	+28	+29
Detailed financial information in section 4.5 'Appendix'.

Annual report 2024    442

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Underlying attributable profit
Consumer	Digital Consumer Bank	EUR 1,663 mn
Strategy
Our priority is to continue expanding our leadership in consumer finance and to be the most cost competitive player, with the best customer experience through a more digital global operating model and the best solutions (check-out lending, digital journeys in auto lending and operational leasing) through common platforms.

Business performance [1]
Loans increased 4% year-on-year, +6% in auto. Deposits rose 10%, in line with our strategy aimed at lowering funding costs and reducing net interest income volatility across the cycle, to be able to offer our customers better pricing.

Results [1]
Double-digit year-on-year growth in net operating income due to solid performance in net interest income and net fee income and good cost control. However, this was not reflected in attributable profit (-12%) due to impacts from higher CHF mortgage provisions and the provision for potential complaints related to motor finance dealer commissions in the UK.

1.In constant euros.
Strategy
Digital Consumer Bank (Consumer) is a leading consumer finance company globally. It operates in 26 countries in Europe and the Americas and it serves the financing needs at the point of sale (both physical and digital) of 25 million customers. It combines three interconnected businesses: auto financing, consumer lending, supported by Zinia, and Openbank.
Our vision in the Consumer business is to become the preferred choice of our partners and our end customers, and offer greater profitability and value creation to our shareholders, while being the most cost-efficient player in the industry.
To respond to the changes the mobility and consumer finance ecosystem is undergoing and deliver on our vision, during 2024, we worked to transform our operating model by:
•Offering global and best-in-class solutions, integrated into our partners' (OEMs, importers and retailers) processes, accompanying them as their increasingly digital business models evolve.
•We continued to foster cross-regional partnerships and consolidate new partnerships by leveraging existing agreements, particularly in the US where we incorporated new strategic agreements in auto throughout the year and in Latin America where we continued to focus on developing strategic alliances.
•We further upgraded our value proposition for improved customer experience.
•Simplifying and automating our processes to increase scalability. We are working to align our functions with the Group's operating model. In the US, our focus has been on recovering pre-pandemic profitability, driving efficiency savings and improving our service. In Europe, we focused on transforming our operating model by streamlining the organization and making it more agile, accelerating process automatization, improving digital capabilities and converging towards global platforms.
•Building and developing global platforms. Throughout the year, we:
•Expanded the functionalities of our auto leasing platform, operative in three European markets, and we opened the broker channel in Germany.
•Continued to simplify our auto operating model in Europe, having moved from one platform per country to three in total, towards our final goal of having one common platform to support our aim of being the most cost-efficient player.
•Fostered growth in Zinia, our check-out lending technology in Germany, through new agreements such as a co-branded card with Amazon and instalment loans with Apple.
•Launched Openbank in the US in Q4 2024. We also prepared the launch of an Openbank branch in Germany (opened in January 2025) and the full launch of Openbank in Mexico (in February 2025) with a complete value proposition to compete with other neobanks.
These launches, together with digital deposit gathering activities in the Netherlands during the year, support our profitable growth strategy to capture deposits (a lower cost and more stable source of funding) and actively manage our balance sheet to make it more capital light.

Consumer. Total customers
Millions

Annual report 2024    443

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Business performance
After a difficult environment in previous years, 2024 showed further signs of recovery supported by a market with inflation moderation and lower interest rates in Europe and North America.
In this environment, new lending increased 4% year-on-year, with solid growth across our main markets, especially in South America, led by Brazil. The stock of loans and advances to customers rose 4%. In gross terms, excluding reverse repos and in constant euros, they were also 4% up year-on-year, mainly driven by Brazil.
We have a EUR 17 billion leasing portfolio which decreased 5% year-on-year in constant euros, as growth in Europe was more than offset by a decline in the US.
Customer deposits, which accounted for 60% of Consumer's total funding, increased 12% year-on-year. Excluding repos and in constant euros, they were up 10%, as a result of our strategy aimed at lowering funding costs and reducing net interest income volatility across the cycle. Our access to wholesale funding markets remained strong and diversified. Mutual funds rose 19% in constant euros, up from very low levels. As a result, customer funds rose 11% year-on-year in constant euros.

Consumer. 2024 business performance
EUR billion and YoY % change in constant euros

215	+4%	137	+11%

DCB Europe
US

DCB Europe
US

Gross loans and advances to customer excl. reverse repos	Customer deposits excl. repos + mutual funds

Consumer. Leasing portfolio
EUR billion and YoY % change in constant euros

Total leasing	17	-5%
Results
Attributable profit in 2024 was EUR 1,663 million (12% of the Group's total operating areas), down 13% year-on-year. In constant euros, profit fell 12%, as follows:
•Total income rose 6%, with net interest income growing 6% on the back of active loan repricing actions and volumes growth in Europe, and higher volumes in Brazil. Net interest income in the US rose slightly as benefits from higher yields were mostly offset by lower credit volumes.
Net fee income increased strongly (+24%), largely driven by increased insurance penetration in Europe, volumes growth in Brazil and auto fees in the US. Gains on financial transactions decreased, mainly in Europe. Leasing income fell, due to a decrease in auto residual values and, in the US due lower leasing volumes and as we pass on fiscal benefits (recorded in the tax line) from electric vehicle leases to pricing.

Consumer. Total income
EUR million and YoY % change in constant euros

DCB Europe
US*
Other

Var
+3%
-1%
+45%
* Year-on-year growth in revenue in the US is flat if we include the impact of the EV incentives in the tax line.

•Administrative expenses and amortizations performed well, declining slightly year-on-year (-4% in real terms), even as we invest in leasing and check-out lending platforms and in business growth. This good performance reflects our efficiency and transformation efforts in both the US and DCB Europe. Consequently, net operating income grew 11% and efficiency improved 2.7 pp to 40.1%.
•Net loan-loss provisions increased 12%, affected by continued normalization in Europe and the US, higher volumes, increased CHF mortgage portfolio coverage, lower portfolio sales than last year and some regulatory charges. Credit quality remained controlled with the cost of risk at 2.16%, having normalized in line with expectations, and the NPL ratio stood at 5.07%.
•Other gains (losses) and provisions registered a loss of EUR 939 million in 2024 compared to a EUR 250 million loss in 2023, mainly driven by higher Swiss franc mortgage provisions in Poland and the provision for potential complaints related to motor finance dealer commissions in the UK (for more information, see note 25.e in the consolidated financial statements).
RoTE in 2024 was 9.8%, a 1.8 pp decrease year-on-year.

Consumer. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	12,916	12,296	+5	+6
Expenses	(5,183)	(5,263)	(2)	(1)
Net operating income	7,733	7,033	+10	+11
LLPs	(4,562)	(4,106)	+11	+12
PBT	2,232	2,677	(17)	(16)
Attributable profit	1,663	1,901	(13)	(12)
Detailed financial information in section 4.5 'Appendix'.

Annual report 2024    444

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Underlying attributable profit
CIB	Corporate & Investment Banking	EUR 2,740 mn
Strategy
We made our centres of expertise more sophisticated and deepened client relationships, on the back of our Global Markets plan and US Banking Build-Out (US BBO) initiative, and actively managed capital.

Business performance [1]	Strong activity year-on-year across all business lines, particularly driven by our growth initiatives in Global Markets and Global Banking.

Results [1]
Attributable profit rose 16% year-on-year, on the back of revenue growth (+14%) from a record 2023, which more than offset higher costs related to the investment in new capabilities. We maintained a leading position in efficiency and profitability with a low cost of risk.

1.In constant euros.
Strategy
CIB is our global business focused on wholesale customers, with a strong advisory component and high value-added solutions. We leverage the Group's technology to digitalize our business and automate end-to-end processes, enhancing and protecting the business while increasing operational efficiency.
Our tech partnerships and participations with Allianz Trade, the fintech Two, SAP and Komgo, among others, enable us to compete with new digital players and other competitors and benefit from new opportunities arising in the current environment.
In 2024, we made good progress in the execution of our strategy to become a focused, world-class CIB business, positioning ourselves as a trusted advisor to our clients while delivering profitable growth and maintaining dynamic capital management, with good progress with respect to the priorities set for the year:
•We made our centres of expertise more sophisticated, further strengthening our teams in sales, trading and banking, on the back of our two most important strategic initiatives: US BBO and Global Markets plan.
In Global Banking (GB), we expanded our sector and product capabilities in areas adjacent to our traditional strengths to offer complete investment banking solutions with coverage across multiple industries, making key hires in our Global Industry Groups (such as TMT, Healthcare, Industrials and Financials) and product teams (M&A, Leveraged Finance, Equity Capital Markets - ECM and Debt Capital Markets - DCM).
In Global Markets (GM), we continued to execute our ambitious plan centred on increasing activity with our corporate and institutional clients (strengthening our European Markets platform with sales teams in Paris, Frankfurt and Milan), further leveraging technology, increasing cross-border flows and enhancing our trading and distribution capabilities.
We started to reap the rewards of our investments in 2023 and 2024, as reflected in the solid performance in institutional sales.
•We further deepened our client relationships, with a particular focus on the US where we are taking our CIB franchise to the next level through the execution of the US BBO initiative, selectively expanding our client universe and product capabilities enabling us to increase our addressable market and the contribution of fees as a share of total revenue, especially in the US.
As a result, we are already making progress in targeting untapped wallets, especially in the US and EMEA, where our recent investments have had a positive effect and synergies are evident.
Our US BBO initiative is producing results, enabling us to deliver more sophisticated solutions to our clients and achieve numerous ‘firsts’ in businesses where we did not have presence and upgraded roles in transactions. Additionally, this is leading to follow-on business opportunities in other areas and markets, such as in our DCM business, which has led the reverse Yankee bond market.

•We continued to actively manage capital through our originate- to-share model to drive large-scale capital recycling in coordination with the Group's Global Asset Desk team. This enabled us to increase origination and maintain good profitability ratios.
•Attracting, developing and retaining top diverse talent is key to the execution of our strategy and for business success, and we implemented several initiatives to enhance our teams’ skills and provide enriching careers.

Recent awards		Ranking in League Tables 2024
Risk.net	Global Banking & Markets	Structured Finance	ECM	M&A
Risk Solutions House of the Year	Bond House and ESG Bond House of the Year
PFI	Global Finance	Debt Capital Markets	ECAs
Americas Bank of the Year Europe Digital Deal of the Year: GD Towers (Germany)	World’s Best Sustainable Supply Chain and Trade Finance Solutions
Note: In DCM, Europe and the UK refers to financial institutions group (FIG).
Annual report 2024    445

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Business performance
A high proportion of CIB's activity is customer related (84% of total income) and capital light, supported by our active balance sheet management, as reflected in a total revenue to risk-weighted assets ratio of 6.9%, up 1 pp since 2022.
Loans and advances to customers, mainly concentrated in GTB and GB businesses, increased 9% year-on-year. In gross terms, minus reverse repos and in constant euros, they were flat. Customer deposits decreased 1% year-on-year. Excluding repos and in constant euros, they fell 10% in line with our strategy to reduce excess corporate deposits.
By business line, we had the following performance:
•In Global Transaction Banking, strong activity in Export Finance and Trade & Working Capital Solutions more than compensated weaker activity in Cash Management, impacted by lower interest rates.
In Export Finance, we maintained a 10% market share on the back of our coordinator and underwriter roles in some of the most important transactions. Trade & Working Capital Solutions continued to increase collaboration with Financial Sponsors, Leveraged Finance and M&A teams and we outperformed the market backed by our leading innovative solutions.
•Global Banking performed well on the back of growth in Corporate Finance (CF) and Global Debt Financing (GDF).
In CF, we gained market share in a complex environment, with leading advisory and capital raising roles across our focused industry sectors and higher activity levels in Europe and the US, as a result of our upgraded capabilities and the expansion of our US franchise.
GDF had the best-ever year in terms of DCM activity and wallet share growth. Structured Finance increased significantly at the end of the year driven by Energy advisory mandates and Fund Finance. Securitized Products in Europe had the most active year in over a decade, being the leading bookrunner in primary cash issuances and as synthetic securitization arranger with fund investments, with increasing activity in Latin America.
•Global Markets had good activity levels throughout the year in Europe, Asia and the US, while Latin America recovered in the second half of the year. Our investments led to increased client activity, highlighting institutional flows, while the US BBO initiative continued to gain momentum, with most key products implemented and volumes ramping up. There was strong activity in Rates, Securitized Products and Cash Equities.
Results
Record attributable profit in 2024, increasing 12% year-on-year to EUR 2,740 million (20% of the Group's total operating areas). In constant euros, profit grew 16%, with the following detail:
•Total income rose 14% year-on-year, backed by double-digit growth in net interest income and net fee income, both at record levels. Net interest income grew 15%, boosted by GB and to a lesser extent by GM. Net fee income increased 21%, driven particularly by GB on the back of the US BBO initiative. Gains on financial transactions decreased 7% due to lower market activity in South America, mainly in Brazil.
By region, good total income performance in North America and Europe, while total income grew only slightly in South America, in part due to weaker activity in the Brazilian market .

CIB. Total income by region
EUR million and % change in constant euros

Europe
North America
South America

Var
+14%
+34%
+1%

By business, total income rose 25% in GB (CF in Europe and the US and GDF across markets) and +18% in GM, on the back of strong activity in Europe and North America, mainly with institutional clients. In GTB, total income grew 3% supported by good performance in Export Finance and Trade & Working Capital Solutions.

CIB. Total income by business
EUR million and % change in constant euros
Note: total income includes revenue from other activities which are less material (EUR 186 million in 2023 and EUR 161 million in 2024).

•Administrative expenses and amortizations increased 14% due to our investments in new products, capabilities and technology. The efficiency ratio stood at 45.6%.
•Due to the nature of the business, net loan-loss provisions have a limited impact on CIB's results. They were EUR 174 million (EUR 165 million in 2023), with a low cost of risk of 0.10%.
•Other gains (losses) and provisions recorded a EUR 353 million loss compared to a EUR 181 million loss in 2023.
As a result, RoTE was 18.1% in 2024 (0.5 pp higher than in 2023).

CIB. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	8,343	7,527	+11	+14
Expenses	(3,807)	(3,387)	+12	+14
Net operating income	4,537	4,140	+10	+13
LLPs	(174)	(165)	+6	+7
PBT	4,009	3,795	+6	+9
Attributable profit	2,740	2,440	+12	+16
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    446

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Underlying attributable profit
Wealth	Wealth Management & Insurance	EUR 1,650 mn
Strategy
We continue building the best wealth and insurance manager in Europe and the Americas supported by our leading global private banking platform and our best-in-class funds and insurance product factories that leverage our scale and global capabilities to offer the best value proposition to our customers.

Business performance[1]
Total assets under management reached EUR 498 billion, +13% year-on-year, on the back of the excellent commercial dynamics in both Private Banking and Santander Asset Management. In Insurance, gross written premiums exceeded EUR 11.5 billion in 2024.

Results[1]	Attributable profit grew 14% to EUR 1,650 million with an RoTE of 79%.

1.In constant euros.
Strategy
Our Wealth Management & Insurance business was established in 2017 with the aim of enhancing its service model and value proposition as part of a common platform that leverages Santander's scale and capabilities.
Since then, it has been an important growth driver for the Group through its three businesses, delivering consistent double-digit growth and generating around one third of the Group's total fees, when those ceded to the commercial network are included.
•Santander Private Banking (PB) is our leading global platform serving our clients across 11 countries. We have a best-in-class service model and value proposition connecting clients and countries through a single platform.
•Santander Asset Management (SAM) is our global asset manager, which manufactures investment solutions for retail and institutional customers, with presence in 10 countries and over 50 years of experience. SAM makes the most of its local client knowledge and global capabilities to provide customers the best investment opportunities.
•Santander Insurance provides protection solutions following a model based on strategic alliances with leading insurance companies that enables us to have a comprehensive value proposition across 12 countries. We complement this with in-person and digital distribution capabilities to better serve our clients. Most of this activity is currently under the recently established Santander Insurance Holding with a solid governance and risk monitoring processes.
During 2024, we focused on the following strategic initiatives:
•In PB, where we already have a best-in-class global platform leading investment flows between Latin America, Europe and the US, we are developing key growth opportunities to expand our footprint, such as in the Middle East. During the first half of the year, we established a branch in the Dubai International Financial Centre.

Private Banking clients
Thousands

+14%
We continued expanding our high value-added offering in all countries, strengthening, for example, our alternatives investments offering and developing an open architecture for structured products. We are also increasing our focus on portfolio advisory services with ongoing initiatives mainly in Spain, Brazil and Mexico. Additionally, we established a global ultra-high-net-worth (UHNW) team based in Madrid.
We were named the Best International Private Bank in Latin America and the Best International Private Bank in eight of our countries by Euromoney and the Best Private Bank in Spain and Mexico by the Professional Wealth Management Magazine, a Financial Times publication.
•In SAM, we operate as a global asset manager leveraging our scale, global investment capabilities and product distribution hubs. In terms of retail distribution, we progressed in the implementation of our advisory model across countries and deployed SAM Conecta in Mexico and Brazil (already operating in Spain and Portugal), enhancing our distribution capabilities with real-time information for our customers.
We recently launched Santander Money Market Fund in partnership with Amundi Asset Management to offer short-term cash management solutions to institutional and corporate clients.
In our alternatives business, we implemented eFront, our common operating platform to support our aim of enhancing our value proposition and consolidating our operations.
During the year, we were the asset manager that received most awards in the Salmon Awards in Chile and were named the Best Asset Manager for Money Markets in Brazil by Guia de Fundos de Investimentos FGV.
•In Insurance, we continued to deploy our strategic plans across countries to deliver more value to our customers and simplify our operations. We are focused on completing our value offering, especially in higher growth verticals such as life savings, underscoring our long-term vision for growth in the retirement products and services. Another area of focus is health, where we have launched new products in Spain, Portugal and Chile.
Additionally, we continue to improve customer growth and loyalty by deploying fully-digital servicing and claims capabilities, already implemented in Brazil, Spain, Poland and Argentina. We are also developing global platforms such as Autocompara, our motor insurance comparison engine, to capture additional business in Latin America.
Annual report 2024    447

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Business performance
Total assets under management (AuMs) reached EUR 498 billion, +13% year-on-year in constant euros, driven by excellent commercial activity and positive market performance. In Insurance, gross written premiums exceeded EUR 11.5 billion in 2024. By business and in constant euros:
•In Private Banking, customer assets and liabilities exceeded EUR 327 billion (+11% year-on-year), with all products growing, especially funds and investments. Net new money totalled EUR 18.6 billion in 2024. We offer our customers the benefits of our scale and international presence which is reflected in 14% growth year-on-year in total clients to 299 thousand.
•In SAM, total AuMs reached EUR 236 billion,+16% year-on-year, on the back of the record commercial activity across countries. Net sales in 2024 reached EUR 15.8 billion, exceeding 2023 net sales.
Spain surpassed the EUR 100 billion in AuMs for the first time and Mexico delivered record net sales.
•Insurance had good activity levels, with customer growth of 3% year-on-year and an increase in the protection business. Gross written premiums recorded in our Wealth business were 9% lower in 2024, impacted by lower activity in related business.

Wealth. 2024 business performance
EUR billion and % change in constant euros. December 2024

/ 2023
+13%
+16%
+16%
+19%
+10%
+4%
+7%
-9%

Note: total products marketed, advised, under custody and/or managed.
*Excluding overlaps between PB and SAM (PB clients with investment funds managed by SAM).
Results
Attributable profit was EUR 1,650 million (12% of the Group’s total operating areas), 12% up compared to 2023. In constant euros, it was 14% higher, by line item:
•Total income reached EUR 3,661 million, 15% higher year-on-year, supported by solid growth in both net interest income and net fee income.
Net interest income increased 8% in a favourable macro environment driven by solid margin management and strong commercial activity in Private Banking.
Net fee income rose 19% year-on-year to EUR 1,489 million, with growth across businesses (mainly in Private Banking and SAM), boosted especially by higher volumes on the back of positive commercial activity and favourable market performance.

Including the fees ceded to our commercial network, which are mainly related to Insurance (c.70% of the total fees ceded), total revenue reached EUR 6,248 million, up 13%, with a solid performance across all three businesses.

Wealth. Total income
EUR million and % change in constant euros

PB
SAM
Insurance

Total income	Total income + ceded fees
+14%	+14%
+23%	+21%
+12%	+7%

Total income	Fees ceded to the commercial network
Note: information at the total Wealth level excludes overlaps between businesses.
•Administrative expenses and amortizations were 9% higher year-on-year, due to investments in key initiatives, such as reinforcing PB teams to address the increase in commercial activity. As a result, net operating income increased 19% year-on-year and the efficiency ratio improved 2.0 pp to 35.9%.
•Net loan-loss provisions increased from net releases of EUR 17 million in 2023 to a EUR 41 million net provision in 2024.
•The other gains (losses) and provisions increased from a loss of EUR 18 million in 2023 to a EUR 48 million loss in 2024.
The total contribution to Group profit (profit after tax plus fees ceded to the commercial network) reached EUR 3,399 million, up 9% year-on-year (+12% in constant euros).
RoTE in 2024 was 78.7%, a 6.5 pp improvement year-on-year.

Wealth. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	3,661	3,210	+14	+15
Expenses	(1,313)	(1,216)	+8	+9
Net operating income	2,348	1,994	+18	+19
LLPs	(41)	17	—	—
PBT	2,259	1,994	+13	+15
Attributable profit	1,650	1,467	+12	+14
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    448

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Underlying attributable profit
Payments	Payments	EUR 413 mn
Strategy
PagoNxt and Cards bring a unique position in the payments industry to the Group, covering both sides of the value chain of card payments (issuing and acquiring businesses) and account-to-account payments.

Business performance[1]
Activity increased in both businesses supported by global platform development, enabling further scale gains. In PagoNxt, Getnet's Total Payments Volume rose 13% year-on-year and the number of transactions improved 5%. In Cards, turnover rose 9% year-on-year and transactions rose 8%.

Results[1]
Attributable profit was EUR 413 million. Excluding charges after discontinuing our merchant platform in Germany and Superdigital in Latin America in Q2 2024, profit was EUR 656 million, increasing 18% year-on-year. PagoNxt's EBITDA margin improved 2.3 pp to 27.5%

1.In constant euros.
PagoNxt and Cards strategy
At the beginning of the year, we consolidated our PagoNxt and Cards businesses into the unique global business of Payments.
In PagoNxt, we made progress in the following strategic priorities:
•In Getnet, building on our global platform we deployed global solutions which enable us to gain market share. For example, our Tap On Phone functionality launched in Spain, Portugal and Brazil, our Dynamic Currency Conversion service in Brazil, and a regional e-commerce API for merchants who are pursuing acquiring and processing services in Brazil, Mexico, Argentina and Chile through a single integration.
We remain focused on our current value proposition in Spain and Portugal, and as such, we decided to discontinue our merchant platform in Germany in June 2024.
•In Ebury, we continued to make progress by focusing on: i) growing customers by expanding our product offering and online capabilities; ii) expanding geographically with a focus on emerging markets; and iii) introducing tailored products to capture verticals such as mass payments.
•PagoNxt Payments integrated Lynx Tech, a software company based on AI to detect and prevent financial crime. We continued to develop Payments Hub, our A2A payment processor which already processes all types of payments globally for our banks, and aims to achieve an industry-leading cost per transaction with value-added services and is starting to offer our services to third parties.
Also, in 2024, we discontinued our Superdigital platform in Latin America, in line with our strategy to promote the use of common platforms across the Group.
In Cards, we focused on the following priorities:
•Expand the business: we made progress implementing Cards Risk Data Lab in four countries, a global solution with more than 1 million new pre-approved customers. We launched a differential joint value proposition (card + PoS) in Spain, Chile and Portugal, reaching more than 50,000 new business cards.
•Improve customer satisfaction: we are working to offer the best card payment experience in a simple way at any time, through what we call Invisible Payments. For physical payments, we launched Apple Pay in Mexico and Argentina, while in e-commerce payments in Brazil we implemented Click to Pay.
•Implement our global card platform (Plard), which manages more than 15 million debit cards in Brazil and will start issuing new customer debit cards in Chile in early 2025. In Mexico, the new authorizer is live with 160 million transactions per month.
Business performance
Loans and advances to customers increased 4% year-on-year. In gross terms, excluding reverse repos and in constant euros, loans rose 15%, driven mainly by Cards in Brazil and Mexico.
Payments has a small amount of deposits, concentrated in PagoNxt, that decreased 27% year-on-year. Excluding repos and in constant euros they also fell 27%.
Results
Attributable profit was EUR 413 million in 2024 (3% of the Group's total operating areas), 32% down year-on-year affected by the aforementioned charges related to the discontinuation of platforms. Excluding these charges, profit was EUR 656 million, 18% up year-on-year in constant euros, by line item:
•Total income grew 9%, boosted by a good NII performance driven by higher activity.
•Administrative expenses and amortizations rose 8% due to our investments in platforms both in Cards and PagoNxt.
•Net loan-loss provisions, mainly related to Cards, increased 8% driven by South America and Mexico.
The charges related to the discontinuation of platforms were recorded in the other gains (losses) and provisions line which recorded a EUR 347 million loss (EUR 84 million loss in 2023).

Payments. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	5,505	5,298	+4	+9
Expenses	(2,475)	(2,344)	+6	+8
Net operating income	3,030	2,954	+3	+9
LLPs	(1,714)	(1,666)	+3	+8
PBT	969	1,205	(20)	(13)
Attributable profit	413	607	(32)	(26)
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    449

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

PagoNxt
Business performance
In 2024, the total number of transactions in Getnet reached 9.8 billion, 5% higher year-on-year, and the total payments volume (TPV) was EUR 221.8 billion, 13% more than in 2023 in constant euros, driven by the good performance in Europe, Mexico and Chile.
In PagoNxt Payments, the number of transactions processed in 2024 was 1.2 billion compared to 303 million in 2023.

PagoNxt. Activity. TPV (Getnet)
EUR billion and changes in constant euros

+13%
Results
Attributable loss of EUR 299 million in 2024 (EUR 56 million loss if we exclude the charges related to the discontinuation of platforms), compared to a EUR 77 million loss in 2023. There was no material impact from exchange rates in the period. Year-on-year and in constant euros:
•Total income rose 14%, driven by the increase in Getnet's revenue in Europe, Mexico and Chile and a good performance in Ebury.
•Administrative expenses and amortizations rose 9% year-on-year, reflecting continued investment in global payments platforms.
•Net loan-loss provisions improved 31%, supported by all regions.
•Other gains (losses) and provisions recorded losses of EUR 296 million, higher losses than a year ago due to the aforementioned charges related to the discontinuation of our platforms.
EBITDA margin was 27.5%, 2.7 pp higher than in 2023.

PagoNxt. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	1,240	1,140	+9	+14
Expenses	(1,160)	(1,091)	+6	+9
Net operating income	+80	+49	+63	+210
LLPs	(16)	(24)	(32)	(31)
PBT	(233)	(17)	—	+513
Attributable profit	(299)	(77)	+287	+229
Detailed financial information in section 4.5 'Appendix'.
Cards
Business performance
We recorded good activity levels in the year, resulting in 9% card turnover growth year-on-year in constant euros, especially credit cards (+14% in constant euros), with most countries at record levels.
The number of transactions rose 8% year-on-year, boosted by a larger card pool and increased card usage across all transaction sizes.
Loans and advances to customers increased 4% year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 16%, driven mainly by Brazil and Mexico.

Cards. Activity. Turnover
EUR billion and changes in constant euros

+9%
Results
In 2024, attributable profit was EUR 712 million, 4% higher compared to 2023. In constant euros, profit rose 10%, by line item:
•Total income increased 7%. Net interest income improved (+11%) mainly due to higher volumes in Latin America, which offset the fall in net fee income (-5%) affected by customer retention campaigns in Mexico, a regulatory impact in Chile and a one-time positive fee recorded in Q1 2023 in Brazil.
•Administrative expenses and amortizations rose 7% driven mainly by our investments in platforms.
•Net loan-loss provisions rose 9%, below portfolio growth.
•Other gains (losses) and provisions recorded a EUR 50 million loss compared to a EUR 42 million loss in 2023.
In 2024, RoTE in Cards was 32.6% (35.5% in 2023).

Cards. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	4,265	4,158	+3	+7
Expenses	(1,315)	(1,253)	+5	+7
Net operating income	2,950	2,905	+2	+7
LLPs	(1,698)	(1,642)	+3	+9
PBT	1,202	1,222	(2)	+4
Attributable profit	712	684	+4	+10
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    450

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Corporate Centre	Underlying attributable profit
-EUR 1,154 mn
2024 highlights:

The Corporate Centre continued to support the Group and add value, defining, developing and coordinating the Group's strategy, as well as aiding the operating units.
It carries out the corporate oversight and control functions, coordinates interactions with the Group's supervisors and regulators and also carries out functions related to financial and capital management.
Attributable loss of EUR 1,154 million in 2024, compared to a EUR 998 million loss in 2023, due to a weaker performance in net interest income, affected by greater interest expenses related to higher TLAC/MREL issuances and increased losses on financial transactions driven by the impact from foreign currency hedges and risk transfer initiatives, which were partially offset by an improvement in the sum of the rest of the lines (costs, net fee income and tax).

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
•Contributing to the launch of projects that our global businesses will carry out which aim to leverage our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies, to improve efficiency in our processes and service quality for our customers.
It also coordinates the relationship with European regulators and supervisors and carries functions related to financial and capital management, as follows:
•Financial Management functions:
•Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of 2024, the liquidity buffer was EUR 351 billion.

This is done via diversified funding sources (issuances and other), maintaining an adequate profile in volumes, maturities and costs.
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
•Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ next twelve months results in euros. The net investments in equity currently hedged totalled EUR 12,169 million (mainly in Mexico, the UK and Poland) through different FX instruments (spot or forwards).
•Management of capital and reserves: capital analysis, adequacy and management of the Group including coordination with subsidiaries, profitability monitoring to maximize shareholder returns, setting solvency targets and capital contributions, monitoring the capital ratio (in both regulatory and economic terms), and efficient capital allocation to the units.

Annual report 2024    451

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Results
The attributable loss of EUR 1,154 million was 16% higher than in 2023 (loss of EUR 998 million), as follows:
•Net interest income worsened by EUR 268 million, as increased liquidity buffer remuneration was amply offset by greater interest expense related to higher volumes of TLAC/MREL issuances.
•Losses on financial transactions increased by EUR 106 million due to the impact from foreign currency hedges and risk transfer initiatives.

•Administrative expenses and amortizations showed a positive trend, decreasing 3% year-on-year, driven by ongoing simplification measures.
•Net loan-loss provisions recorded a EUR 3 million release in 2024, after having registered a release of EUR 2 million in 2023.
•The net negative impact of other gains (losses) and provisions (which includes provisions, intangible asset impairments, cost of the state guarantee on deferred tax assets, pensions, litigation, one-off provisions, etc.) increased from a loss of EUR 134 million in 2023 to a EUR 265 million loss in 2024.

Corporate Centre. Underlying income statement
EUR million
	2024	2023	%
Net interest income	(308)	(41)	660.3
Net fee income	(11)	(13)	(20.6)
Gains (losses) on financial transactions A	(408)	(302)	35.2
Other operating income	50	(83)	0.0
Total income	(676)	(439)	54.1
Administrative expenses and amortizations	(379)	(391)	(3.1)
Net operating income	(1,055)	(829)	27.1
Net loan-loss provisions	3	2	25.6
Other gains (losses) and provisions	(265)	(134)	97.7
Profit before tax	(1,317)	(961)	37.0
Tax on profit	162	(36)	0.0
Profit from continuing operations	(1,155)	(998)	15.7
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,155)	(998)	15.7
Non-controlling interests	1	—	—
Profit attributable to the parent	(1,154)	(998)	15.7

Corporate Centre. Balance sheet and operating means
EUR million
	2024	2023	%
Loans and advances to customers	5,778	5,565	3.8
Cash, central banks and credit institutions	104,379	119,279	(12.5)
Debt instruments	10,923	7,726	41.4
Other financial assets	1,444	808	78.7
Other asset accounts	118,425	121,327	(2.4)
Total assets	240,948	254,705	(5.4)
Customer deposits	1,430	1,508	(5.2)
Central banks and credit institutions	21,730	47,747	(54.5)
Marketable debt securities	121,122	110,144	10.0
Other financial liabilities	48	326	(85.3)
Other liabilities accounts	7,256	7,084	2.4
Total liabilities	151,585	166,809	(9.1)
Total equity	89,363	87,896	1.7

Memorandum items:
Gross loans and advances to customers B	5,853	5,640	3.8
Customer funds	1,299	1,508	(13.8)
Customer deposits C	1,299	1,508	(13.8)
Mutual funds	—	—	—

Operating means
Number of employees	1,798	1,922	(6.5)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Annual report 2024    452

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.4 Secondary segments

	Europe	Underlying attributable profit
EUR 6,644 mn
Strategy	We maintained our objective to accelerate our business transformation to achieve higher growth and a more efficient common operating model.

Business performance [1]
New business lending volumes improved year-on-year and there was a strong increase in total customers (+527,000). However, the stock of loans decreased slightly, still impacted by prepayments. Customer deposits decreased, driven by both demand and time deposits.

Results [1]	Attributable profit increased 19% year-on-year to EUR 6,644 million, with strong revenue growth, mainly from net interest income, and lower provisions.

1.In constant euros.
Strategy
In 2024, we focused on growing and transforming our business and implementing of our common operating model.
•In Retail, we continued to drive digitalization through a common online banking and mobile experience, while reducing running costs and streamlining products and processes.
•In CIB, we focused on deepening customer relationships and boosting our distribution capabilities.
•We continued to grow our Wealth business, which is a key driver of fee generation, while increasing its efficiency by developing centralized global technology platforms.
•In Payments, we remain focused on our current PagoNxt value proposition in Spain and Portugal and on expanding our Cards business.
Business performance
Commercial activity continued its positive trend, supported by an increase of more than 527,000 customers year-on-year. Loans and advances to customers rose 2% year-on-year. In gross terms, excluding reverse repos and in constant euros, they decreased 2%, mainly in the UK and Spain, partially offset by growth in Poland and Portugal supported by new loan origination in Retail.
Customer deposits increased 1% year-on-year. Excluding repos and in constant euros, they decreased 1% year-on-year driven by both time and demand deposits. Mutual funds rose 19% in constant euros.

Europe. 2024 business performance
EUR billion and YoY % change in constant euros

E	554	-2%	E	753	+2%

Gross loans and advances to customers excluding reverse repos	Customer deposits excluding repos + mutual funds

Results
Attributable profit was EUR 6,644 million in 2024 (48% of the Group's total operating areas), up 21% year-on-year. In constant euros, profit rose 19% year-on-year, as follows:
•Total income grew 8%, with an increase in net interest income (+3%), which rose significantly in Spain, Poland and Portugal due to good margin management, that more than offset the fall in the UK due to lower volumes (in line with our strategy) and a higher cost of deposits in a more competitive market. Net fee income rose 5%, mainly driven by mutual fund fees in Spain. Gains on financial transactions increased 31% driven by greater activity in CIB.
•Administrative expenses and amortizations increased 3%, flat in real terms as higher costs in the UK and Poland, both affected by competitive labour markets, were offset by declines in Portugal and Spain. Net operating income rose 12% and the efficiency ratio improved to 40.0%.
•Net loan-loss provisions decreased 28% mainly driven by credit quality improvement across countries and by the macro-outlook improvement in the UK.
•The other gains (losses) and provisions line recorded losses of EUR 2,111 million, 24% higher, related to the temporary levy on revenue earned in Spain and greater charges related to the Swiss franc mortgage portfolio in Poland.

Europe. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	23,510	21,439	+10	+8
Expenses	(9,407)	(9,030)	+4	+3
Net operating income	14,102	12,409	+14	+12
LLPs	(1,862)	(2,533)	(26)	(28)
PBT	10,129	8,195	+24	+22
Attributable profit	6,644	5,482	+21	+19
Detailed financial information in section 4.5 'Appendix'.

Annual report 2024    453

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Spain	Underlying attributable profit
	EUR 3,762	mn
Business performance
During the year, we continued to drive our transformation programme and we maintained the solid trend in customer growth, achieving 40 consecutive months of positive net growth (+285,000 customers in 2024).
There were good commercial dynamics, with the focus on profitability. In Retail, new business volumes increased double digits, mainly due to corporate, personal loans and mortgages. We increased our market share in payrolls, pensions and cards and we recorded positive trends in mutual funds and insurance business. In CIB, we consolidated our leadership in the major league tables.
Loans and advances to customers increased 3% year-on-year. In gross terms and excluding reverse repos, loans decreased 2%, impacted by SME amortizations, partially offset by growth in CIB and Wealth growth.
Customer deposits were flat year-on-year. Excluding repos, they decreased 1%, affected by time deposits, mainly in CIB. Mutual funds increased 20% year-on-year.
Results
Attributable profit in 2024 reached EUR 3,762 million, 59% higher than in 2023. By line item:
•Total income was up 18% propelled by net interest income, mainly in Retail, net fee income mainly from mutual funds, a lower contribution to the DGF and the end of contribution to the SRF in 2023.
•Administrative expenses and amortizations increased 1%. In real terms, they fell 2% driven by efficiencies generated. As a result, net operating income rose 30% and the efficiency ratio improved 6 pp to 35.7%.
•Net loan-loss provisions decreased 17% supported by proactive risk management, with an improvement in the cost of risk and NPL ratio to 0.50% and 2.68%, respectively.
•The other gains (losses) and provisions line recorded 2% higher losses, due to a higher charge for the temporary levy on revenue earned in Spain.

Spain. Underlying income statement
EUR million and % change
			/ 2023
	2024	2023	%

Revenue	11,974	10,132	+18
Expenses	(4,271)	(4,227)	+1
Net operating income	7,703	5,905	+30
LLPs	(1,259)	(1,522)	(17)
PBT	5,440	3,399	+60
Attributable profit	3,762	2,371	+59
Detailed financial information in section 4.5 'Appendix'.

United Kingdom	Underlying attributable profit
	EUR 1,306	mn
Business performance
During the year, we advanced in our transformation programme through digitalization and automatization, which helped to simplify the business and improve efficiency. Our focus on customer service, both in branches and through a new mobile banking app received very positive scores.
We prioritized profitability, through pricing discipline and planned balance sheet optimization. As a result, loans and advances to customers were flat year-on-year. In gross terms, excluding reverse repos and in constant euros, they decreased 4%.
Customer deposits decreased 1% year-on-year. Excluding repos and in constant euros, both customer deposits and total customer funds decreased 5%. Mutual funds were flat year-on-year in constant euros.
Results
Attributable profit was EUR 1,306 million, 15% down from 2023. In constant euros, profit decreased 18%. By line item:
•Total income declined 8%, mainly due to a decrease in net interest income, affected by lower volumes (in line with our strategy) and a higher cost of deposits in a very competitive market. Net fee income decreased mainly due to lower transactionality.
•Administrative expenses and amortizations rose 3% (+1% in real terms) as costs related to investments, technology and personnel were partially offset by transformation savings. The efficiency ratio stood at 55.9%.
•Net loan-loss provisions decreased 75%, driven by macro-outlook improvement in the UK and good risk management. The cost of risk was 3 bps, an improvement of 7 bps in the year.
•The other gains (losses) and provisions line recorded losses of EUR 441 million, a 1% greater loss year-on-year.

United Kingdom. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	5,216	5,525	(6)	(8)
Expenses	(2,918)	(2,745)	+6	+3
Net operating income	2,299	2,779	(17)	(19)
LLPs	(64)	(247)	(74)	(75)
PBT	1,794	2,107	(15)	(17)
Attributable profit	1,306	1,545	(15)	(18)
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    454

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Portugal	Underlying attributable profit
	EUR 1,001	mn
Business performance
In 2024, our strategy remained centred on the execution of our commercial and digital transformation, focusing on excellence in customer experience and satisfaction, especially in Retail, which enabled us to grow in both customers and volumes.
During the year, and despite a competitive environment, we were leaders in new mortgage lending, supported by our mixed-rate offering. In individuals, there was a good performance in personal loans and insurance (especially in health). In corporates, we promoted investment projects and energy transition, both in Retail and CIB.
As a result, loans and advances to customers grew 4% year-on-year. In gross terms excluding reverse repos, they also increased 4%.
Customer deposits increased 5%, also +5% excluding repos, supported by a well-targeted strategy. Mutual funds rose 15% year-on-year, supported by our growth strategy focused on high value-added segments.
Results
Attributable profit reached EUR 1,001 million in 2024, 12% higher than in 2023 as follows:
•Total income increased 6%, reflecting higher net interest income (+6%) supported by higher volumes and good margin management. Net fee income increased slightly (+1%), in part due to legal limitations on fees charged on mortgages and other loans.
•Administrative expenses and amortizations rose 1% (-1% in real terms). However, the efficiency ratio improved 1 pp to 26.1%.
•Net loan-loss provisions fell 86%, returning to the minimum levels seen in 2022, with a cost of risk of only 3 bps and an NPL ratio that improved 0.19 pp to 2.40%.
•The other gains (losses) and provisions line recorded losses of EUR 61 million, a 25% greater loss year-on-year.

Portugal. Underlying income statement
EUR million and % change
			/ 2023
	2024	2023	%

Revenue	2,100	1,982	+6
Expenses	(548)	(542)	+1
Net operating income	1,553	1,440	+8
LLPs	(11)	(77)	(86)
PBT	1,481	1,314	+13
Attributable profit	1,001	896	+12
Detailed financial information in section 4.5 'Appendix'.

Poland	Underlying attributable profit
	EUR 800	mn
Business performance
In 2024, we launched a new strategy based on three pillars: total experience (best experience for customers and employees), total digitalization (digitalizing and automatizing customer journeys with the best digital channels) and total responsibility (regulatory compliance and responsible business agenda). We remain in the top 3 in NPS and we substantially increased active customers, supported by OneApp in the first year since its implementation.
There were good commercial dynamics, mainly in SMEs and corporates. Loans and advances to customers were 12% up in the year. In gross terms, excluding reverse repos and in constant euros, they rose 10% mainly in Retail and in CIB.
Customer deposits increased 13% year-on-year. Excluding repos and in constant euros, they rose 11%, driven by both time and demand deposits. Mutual funds increased 30% in constant euros.
Results
Attributable profit was EUR 800 million in 2024. Year-on-year, profit rose 19%. In constant euros, it increased 13%, as follows:
•Total income was 6% higher, driven by net interest income (+6% on the back of higher volumes and strict funding cost control). Net fee income grew 8%, mainly in FX and funds.
•Administrative expenses and amortizations increased 6%, mainly affected by a competitive labour market. The efficiency ratio stood at 27.1% in line with 2023.
•Net loan-loss provisions decreased 28%, with a significant improvement in the cost of risk.
•The other gains (losses) and provisions line recorded losses of EUR 429 million, a 61% greater loss year-on-year, impacted by charges related to the Swiss franc mortgage portfolio.

Poland. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	3,555	3,182	+12	+6
Expenses	(965)	(862)	+12	+6
Net operating income	2,591	2,320	+12	+6
LLPs	(511)	(674)	(24)	(28)
PBT	1,650	1,392	+19	+12
Attributable profit	800	674	+19	+13
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    455

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

	Digital Consumer Bank Europe	Underlying attributable profit
EUR 642 mn
Strategy	Our strategy is focused on strengthening our leadership in auto and non-auto through strategic alliances and better service through new operational leasing and non-auto (Zinia) platforms.

Business performance [1]
In 2024, new business volumes rose 1% year-on-year (+2% in auto) and the stock of loans grew 4%. Deposits grew double digits, in line with our objective to increase retail funding through common platforms to reduce liability costs.

Results [1]
Net operating income rose 6% year-on-year due to higher net interest income and net fee income and lower costs. However, this was not reflected in attributable profit (-47% year-on-year) due to cost of risk normalization, higher provisions related to the Swiss franc mortgage portfolio in Poland and the provision for potential complaints related to motor finance dealer commissions in the UK.

1.In constant euros.
Strategy
Our strategy in Europe is aligned with that of Consumer at the global level. The vision in our DCB Europe business is to become the preferred choice of our partners and our end customers and offer greater profitability and value creation to our shareholders, while being the most cost competitive player in the industry.
Our main focus is on transforming our operating model:
•Offering global solutions integrated into our partners' (OEMs, importers and retailers) processes, accompanying them as their increasingly digital business models evolve.
•Simplifying and automating our processes to improve customer experience and gain scalability.
•Building and developing global platforms. In 2024, we strengthened our operational leasing solution and launched an Amazon co-branded card through Zinia in Germany. We prepared the launch of an Openbank branch in Germany (opened in January 2025) and we continued to upgrade our customer value proposition and experience.
Business performance
The stock of loans and advances to customers rose 3% year-on- year. In gross terms, excluding reverse repos and in constant euros, it rose 4% year-on-year (primarily due to auto). New business volumes rose 1% year-on-year in constant euros, mainly new auto.
In line with our strategy to increase retail funding, customer deposits increased 17% year-on-year. Excluding repos and in constant euros, they grew 18% to EUR 81 billion. Mutual funds increased 24% in constant euros albeit from very low levels. Our access to wholesale funding markets remained strong and diversified.

DCB Europe. 2024 business performance
EUR billion and % change in constant euros

+4%
140	YoY
		86	+18%
YoY

Gross loans and advances to customers excluding reverse repos		Customer deposits excluding repos + mutual funds
Results
Attributable profit in 2024 was EUR 642 million (5% of the Group’s total operating areas), a 46% decline year-on-year. In constant euros, profit fell 47%, as follows:
•Total income increased 3%, due to higher net interest income (+4%), supported by active loan repricing and customer deposit growth, and net fee income (+13%) driven by greater penetration in direct insurance, especially in Germany and due to higher fees from our agreements.
•Administrative expenses and amortizations fell slightly, even as we invest in business growth. Net operating income increased 6% and the efficiency ratio improved 1.7 pp to 45.9%.
•Net loan-loss provisions were 52% higher, impacted by higher provisions in Swiss franc mortgage portfolio in Poland. They were also impacted by normalization, in line with expectations, volumes growth, some regulatory impacts and lower portfolio sales than last year. Despite all of this, cost of risk remained at low levels (0.88%), having normalized in line with expectations.
•Other gains (losses) and provisions registered a loss of EUR 735 million in 2024 compared to a EUR 72 million loss in 2023, mainly driven by Swiss franc mortgage provisions and the provision for potential complaints related to motor finance dealer commissions in the UK (for more information, see note 25.e in the consolidated financial statements).
The largest contribution to profit came from Germany (EUR 229 million), followed by the Nordic countries (EUR 202 million) and France (EUR 113 million).

DCB Europe. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	5,679	5,502	+3	+3
Expenses	(2,604)	(2,618)	(1)	(1)
Net operating income	3,075	2,884	+7	+6
LLPs	(1,209)	(792)	+53	+52
PBT	1,131	2,019	(44)	(44)
Attributable profit	642	1,199	(46)	(47)
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    456

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

	North America	Underlying attributable profit
EUR 2,579 mn
Strategy
We continue to progress in our digital transformation in the region, leveraging the strengths of our global businesses with the recent launch of Openbank, to deliver a superior customer experience with improved operational leverage.

Business performance [1]
Loans and advances to customers were flat year-on-year, as growth in Mexico was offset by decrease in the US. Customer deposits declined 5%, in line with our strategy to reduce excess corporate deposits in the US, partially mitigated by deposit growth in Mexico and Consumer in the US.

Results [1]
Attributable profit grew 12% year-on-year, driven by revenue growth in CIB in both countries and the good revenue performance in all businesses in Mexico, amply offsetting higher costs (inflation and investments).

1.In constant euros.
Strategy
We continued to pursue business transformation across the US and Mexico, while leveraging our global and regional scale. In 2024, we:
•Remained focused on the transformation of our Retail business, targeting product simplification, digital investments, process and operations streamlining.
•Achieved an important milestone in Consumer, launching Openbank in the US to gather retail deposits and we prepared the full launch in Mexico (in February 2025) to compete with new players in the country.
•Continued to invest in our CIB Banking Build-Out in the US (US BBO initiative), with the expansion of our advisory services and product capabilities, which is already positively impacting revenue.
•Pursued growth in Wealth, with targeted investments to enhance our capabilities and strengthen business growth levers.
Business performance
Loans and advances to customers were up 3% year-on-year. In gross terms, excluding reverse repos and in constant euros, they were flat as growth in Mexico was offset by decrease in the US, in line with our strategy focused on capital optimization and efficient allocation, and value creation.
Customer deposits were flat year-on-year. Excluding repos and in constant euros, they decreased 5%, in line with our strategy to reduce excess corporate deposits in CIB in the US.
Mutual funds grew 23% year-on-year in constant euros, largely driven by Retail in Mexico and Wealth in both countries.

North America. 2024 business performance
EUR billion and YoY % change in constant euros

NA	162	0%	NA	170	0%

Gross loans and advances to customers excluding reverse repos	Customer deposits excluding repos + mutual funds
Results
Attributable profit in 2024 was EUR 2,579 million (19% of the Group's total operating areas), +10% year-on-year. In constant euros, profit grew 12%, by line:
•Total income increased 7%, driven by strong performance in CIB in the US, as we consolidate our US BBO initiative, and by growth in all businesses in Mexico, supported by higher volumes.
•Administrative expenses and amortizations were 5% higher impacted by inflation. In real terms, they rose slightly (+1%) as higher costs related to investments that we are undertaking in Retail in Mexico and for the development of new capabilities in CIB in the US were offset by savings from transformation initiatives.
•Net loan-loss provisions rose 2%, reflecting business growth in Retail and Payments in Mexico, partially compensated by lower provisions in auto and Commercial portfolios in the US.
•We recorded a EUR 336 million loss in the other gains (losses) and provisions line, compared to EUR 138 million loss in 2023 due to charges related to transformation acceleration in the US.

North America. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	13,915	13,174	+6	+7
Expenses	(6,701)	(6,465)	+4	+5
Net operating income	7,214	6,708	+8	+9
LLPs	(3,786)	(3,733)	+1	+2
PBT	3,091	2,837	+9	+11
Attributable profit	2,579	2,354	+10	+12
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    457

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

United States	Underlying attributable profit
	EUR 1,109	mn
Business performance
Loans and advances to customers were 6% higher than in December 2023. In gross terms, excluding reverse repos and in constant euros, they were 2% down year-on-year, in line with our focus on capital optimization and efficient allocation and value creation.
Customer deposits rose 3% year-on-year. Excluding repos and in constant euros, they fell 8%, mainly due to our strategy to reduce excess corporate deposits in CIB. Deposits from individuals, including those from Openbank since its launch in Q4 2024, grew 2% year-on-year. Mutual funds increased 12% year-on-year in constant euros, supported by an enhanced value proposition.
Results
Attributable profit in 2024 was EUR 1,109 million, a 19% increase year-on-year. In constant euros, profit also grew 19%, as follows:
•Total income rose 5%, driven by strong net fee income growth (+50%) and higher gains on financial transactions supported by increased activity levels in CIB and the good performance related to the Multifamily servicing agreement with the FDIC. Net interest income decreased 1%, due to higher funding costs, partially offset by higher volumes in auto loans. Leasing income dropped mainly due to lower leasing volumes.
•Administrative expenses and amortizations increased 4%. In real terms, they rose just 1%, as investments related to the Openbank launch and the US BBO initiative were largely offset by savings captured from our transformation plan.
•Net loan-loss provisions improved 3% due to lower provisions in the auto and Commercial portfolios, in line with portfolio performance. Cost of risk improved to 1.82%.
•Other gains (losses) and provisions recorded a EUR 190 million loss compared to a EUR 74 million loss in 2023, due to charges related to transformation acceleration.
•Tax on profit had a positive impact both in 2023 and 2024 as a result of the tax incentives related to electric vehicle leasing.

United States. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	7,580	7,209	+5	+5
Expenses	(3,830)	(3,679)	+4	+4
Net operating income	3,750	3,531	+6	+6
LLPs	(2,507)	(2,593)	(3)	(3)
PBT	1,053	863	+22	+22
Attributable profit	1,109	932	+19	+19
Detailed financial information in section 4.5 'Appendix'.

Mexico	Underlying attributable profit
	EUR 1,671	mn
Business performance
In 2024, we recorded solid activity levels, mainly in individuals, where we continued to perform well with a market share of 14% well above our total loan share of 12%.
Loans and advances to customers decreased 6% year-on-year. In gross terms, excluding reverse repos and in constant euros, loans rose 6%, with growth in all global businesses except CIB (-6% year-on-year, in line with our focus on profitability and risk appetite). There were notable increases in Retail (good performance in mortgages, personal loans and corporates) and double-digit growth in Consumer and Wealth.
Customer deposits declined 7% year-on-year. Excluding repos and in constant euros, they increased 5%, driven by demand deposit growth (+7%) due to our strategy to manage funding costs and improve the mix. Mutual funds rose 33% in constant euros.
Results
Attributable profit in 2024 was EUR 1,671 million, 7% higher year-on-year. In constant euros, it increased 10% year-on-year as follows:
•Total income rose 10%, with increases in net interest income (+8%, with growth in all businesses), net fee income (+4%, supported by mutual fund and insurance fees) and gains on financial transactions (+94%).
•Administrative expenses and amortizations increased 6%. In real terms however, they rose just 1%, as our investments in technology and digitalization were offset by savings from transformation initiatives. As a result, the efficiency ratio improved by 1.4 pp to 42.5%.
•Net loan-loss provisions were up 16%, due to the normalization of provisions and solid loan growth. Asset quality performed well and cost of risk remained at comfortable levels (2.64%).
•Other gains (losses) and provisions recorded a EUR 62 million loss, compared to a EUR 57 million loss in 2023.

Mexico. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	6,278	5,899	+6	+10
Expenses	(2,665)	(2,588)	+3	+6
Net operating income	3,613	3,311	+9	+12
LLPs	(1,277)	(1,135)	+12	+16
PBT	2,274	2,119	+7	+11
Attributable profit	1,671	1,560	+7	+10
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    458

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

	South America	Underlying attributable profit
EUR 3,863 mn
Strategy
In 2024, our franchise continued to grow and create value for the Group, in line with our objective of being the primary bank for our customers and becoming the most profitable bank in each of the countries where we operate. Given our focus on service quality, our customer base grew 10% year-on-year, reaching 80 million.

Business performance [1]
Both loans and deposits grew year-on-year (+9% and +12%, respectively), as we supported regional strategic initiatives including multinationals, consumer, payments and inclusive and sustainable businesses through differential value propositions.

Results [1]
Attributable profit was EUR 3,863 million in 2024, reflecting a 36% increase year-on-year driven by higher activity, lower cost of deposits, good performance in net fee income as well as improvements in efficiency.

1.In constant euros. In volumes and results, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see section 8. 'Alternative performance measures' of this chapter.

Strategy
In 2024, we focused on being the primary bank for our customers, leveraging the synergies generated by our global businesses:
•In Retail, we continued on our journey to become a digital bank with branches by streamlining our product and service offering and improving customer experience.
•In Consumer, we maintained our market leadership in auto by strengthening strategic alliances and new business acquisitions.
•In CIB, we continued evolving towards a pan-regional offering, focusing on Markets and Corporate Finance businesses.
•In Wealth, we increased liability gathering to drive loyalty and continued developing our distribution channels.
•In Payments, we expanded our Getnet business and started implementing Plard, our Cards platform, in Brazil and Chile.
Business performance
Loans and advances to customers decreased 4% year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 9%, with increases in all global businesses. Retail had a good performance overall in Brazil and in corporates in Uruguay and Chile. There were positive trends in loans across our main countries in Consumer, Payments and Wealth. In CIB, growth in Brazil and Argentina was partially offset by decreases in Chile and Uruguay.

South America. 2024 business performance
EUR billion and YoY % change in constant euros.

SA	154	+9%	SA	201	+13%

Gross loans and advances to customers excluding reverse repos	Customer deposits excluding repos + mutual funds
Customer deposits fell 7% year-on-year. Excluding repos and in constant euros, they grew 12%, rising in all our main countries and driven by double-digit growth in both time and demand deposits. Mutual funds increased 14%, supported by all our main countries.
Results
Attributable profit was EUR 3,863 million (28% of the Group’s total operating areas), 27% higher than in 2023. In constant euros, profit increased 36% as follows:
•Total income rose 18%, supported by 27% net interest income growth, up in all global businesses (of note, Retail) on the back of higher activity in the region and, in the case of Brazil and Chile, also benefiting from negative sensitivity of their balance sheets in a lower interest rate environment. Solid net fee income growth amply offset lower gains on financial transactions.
•Administrative expenses and amortizations increased 7% (up 3% in real terms), mainly driven by Argentina, but with good cost management in our main countries. The efficiency ratio improved 3.4 pp, reaching 35.1%.
•Net loan-loss provisions rose 9%, due to Brazil and Argentina, where provisions increased (although both by less than portfolio growth), normalization from low levels in Chile and portfolio growth in Consumer in Uruguay. The cost of risk reached 3.50%, from 3.36% in December 2023.
•Greater loss in other gains (losses) and provisions, mainly driven by Argentina and Chile.

South America. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	19,783	17,971	+10	+18
Expenses	(6,943)	(6,920)	0	+7
Net operating income	12,841	11,050	+16	+25
LLPs	(5,478)	(5,401)	+1	+9
PBT	5,993	4,608	+30	+40
Attributable profit	3,863	3,038	+27	+36
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    459

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Brazil	Underlying attributable profit
	EUR 2,422	mn
Business performance
In Brazil, we continued working to become the primary bank for our customers by launching several initiatives through our global businesses. In Retail, we focused on providing a personalized experience for our customers through data analysis and the use of artificial intelligence. In Consumer, we strengthened our strategic alliances and maintained our leadership in auto for individuals. In CIB, we consolidated our leadership in foreign trade financing and foreign currency. In Wealth, we furthered our fund gathering plan, leveraging a diversified investment ecosystem. In Payments, we achieved sustained growth and increased active customers.
Loans and advances to customers fell 8% year-on-year. In gross terms, excluding reverse repos and in constant euros, they rose 10%, supported by all global businesses, with notable growth in Retail and Consumer.
Customer deposits decreased 15% year-on-year. Excluding repos and in constant euros, they grew 8% mainly driven by time deposits (+9%). Mutual funds rose 6% and total customer funds increased 7% in constant euros.
Results
Attributable profit in 2024 was EUR 2,422 million, 26% higher year-on-year. In constant euros, it increased 36%, as follows:
•Total income rose 11%, as the good performance in net interest income (+20%), which benefitted from higher volumes and the negative sensitivity of the balance sheet in a lower interest rate environment, and net fee income (+6%, particularly insurance and FX fees) amply offset lower gains on financial transactions.
•Administrative expenses and amortizations increased 3%, but fell 1% in real terms, as a result of good cost management. The efficiency ratio improved to 32.1%.
•Net loan-loss provisions rose 3%, increasing below loan growth and having registered charges in 2023 due to single names in CIB. The cost of risk stood at 4.51% (4.77% in 2023).
•The negative impact of other gains (losses) and provisions decreased in the period (-3%).

Brazil. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	13,536	13,104	+3	+11
Expenses	(4,352)	(4,529)	(4)	+3
Net operating income	9,184	8,574	+7	+15
LLPs	(4,487)	(4,701)	(5)	+3
PBT	3,830	2,911	+32	+42
Attributable profit	2,422	1,921	+26	+36
Detailed financial information in section 4.5 'Appendix'.

Chile	Underlying attributable profit
	EUR 629	mn
Business performance
In 2024, we remained focused on improving customer service, furthering digitalization and increasing our customer base by leveraging our digital products. This enabled us to be the most recommended bank in the country for the fifth consecutive year. We further expanded Getnet and we are also scaling our platform to make international transfers to 28 countries, with no cost for our customers. In Consumer, we strengthened our leadership, exceeding a market share of 24%.
We lead the market among privately-owned banks in loans and deposits. Loans and advances to customers decreased 5% year-on-year. Excluding reverse repos and in constant euros, gross loans and advances to customers rose 1%, increasing in all global businesses except CIB.
Customer deposits rose 2% year-on-year. Excluding repos and in constant euros they were 10% higher, mainly underpinned by time deposits (+13%), while mutual funds grew 32%. Total customer funds increased 16% in constant euros.
Results
Attributable profit in 2024 was EUR 629 million, up 8% year-on-year. In constant euros it grew 22%, by line item:
•Total income rose 28%, as an increase in net interest income (+48%), which benefitted from higher activity and the negative sensitivity of the balance sheet in a lower interest rate environment, and in net fee income (mainly driven by mutual funds, cards and advisory) more than offset lower gains on financial transactions (falling from high levels in 2023).
•Administrative expenses and amortizations were up 3% (-1% in real terms) and the efficiency ratio improved 8.6 pp to 36.0%.
•Net loan-loss provisions increased 53%, normalizing from very low levels. The cost of risk rose 39 bps, standing at 1.19%. The NPL ratio stood at 5.37%.
•Other gains (losses) and provisions reflected a loss of EUR 51 million related to labour charges (gain of EUR 51 million in 2023).

Chile. Underlying income statement
EUR million and % change
			/	2023
	2024	2023	%	% excl. FX

Revenue	2,592	2,285	+13	+28
Expenses	(933)	(1,020)	(8)	+3
Net operating income	1,659	1,265	+31	+48
LLPs	(497)	(365)	+36	+53
PBT	1,111	951	+17	+31
Attributable profit	629	582	+8	+22
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    460

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Argentina	Underlying attributable profit
	EUR 665	mn
Business performance
In Argentina, we pursued our profitable growth and value creation strategy, focused on customer experience. We further consolidated our leadership in the transactional business, generating results with low capital consumption. In Retail, we relaunched mortgage loans and redefined our operating model, focusing on optimizing cost to serve. In Consumer, we strengthened our leadership via strategic alliances. We expanded our perimeter in Wealth and also developed new digital functionalities in Cards.
In volumes and results, in contrast to the other countries, the variations in Argentina have been calculated only considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see section 8. 'Alternative performance measures' of this chapter.
Loans and advances to customers rose 104% year-on-year. In gross terms and excluding reverse repos they were up 105%, underpinned by growth in all businesses (notably in Retail).
Customer deposits increased 74% year-on-year. Excluding repos, they also grew 74%, supported by both demand (+72%) and time deposits (+82%). Mutual funds rose 51% in 2024, contributing to a 66% increase in customer funds.
Results
Attributable profit in 2024 was EUR 665 million, 72% higher year-on-year. By line item:
•Total income grew 61%, underpinned by increases in net interest income (higher credit volumes and income from public securities) and net fee income, in an environment characterized by narrowing margins, regulatory changes and disinflation.
•Administrative expenses and amortizations rose 32%, well below total income growth total income. As a result, the efficiency ratio improved 9.1 pp year-on-year, reaching 41.1%, while net operating income was up 90%.
•Net loan-loss provisions increased (+89%) although by less than loan growth. The cost of risk stood at 4.59%, improving 2.0 pp year-on-year.
•Other gains (losses) and provisions registered charges relating to labour charges.

Argentina. Underlying income statement
EUR million and % change
			/ 2023
	2024	2023	%

Revenue	2,487	1,544	+61
Expenses	(1,022)	(775)	+32
Net operating income	1,465	769	+90
LLPs	(284)	(150)	+89
PBT	827	505	+64
Attributable profit	665	386	+72
Detailed financial information in section 4.5 'Appendix'.
Annual report 2024    461

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4.5 Appendix
Note: In 2024 for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see section 8. 'Alternative performance measures' of this chapter.
Additionally, in line with the changes published in the Q1 2024 quarterly report, balance sheet series include adjustments to some of the 2023 metrics published in the Annual report 2023 in Retail & Commercial Banking, Digital Consumer Bank, CIB and Wealth Management & Insurance to better reflect our five global businesses’ perimeters according to our new operating model; these adjustments do not affect business volumes metrics at the Group level.
Primary segments

RETAIL & COMMERCIAL BANKING
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	27,942	25,550	9.4	11.0
Net fee income	4,681	4,497	4.1	7.3
Gains (losses) on financial transactions ᴬ	812	854	(4.9)	(4.0)
Other operating income	(974)	(1,146)	(15.1)	(14.3)
Total income	32,461	29,754	9.1	11.0
Administrative expenses and amortizations	(12,877)	(12,825)	0.4	2.5
Net operating income	19,584	16,930	15.7	17.4
Net loan-loss provisions	(5,845)	(6,540)	(10.6)	(7.3)
Other gains (losses) and provisions	(2,865)	(2,401)	19.4	20.7
Profit before tax	10,874	7,989	36.1	35.9
Tax on profit	(3,091)	(1,927)	60.4	57.4
Profit from continuing operations	7,783	6,062	28.4	28.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	7,783	6,062	28.4	28.9
Non-controlling interests	(520)	(403)	29.0	29.1
Profit attributable to the parent	7,263	5,659	28.3	28.8

Balance sheet and activity metrics
Loans and advances to customers	608,945	618,113	(1.5)	(0.9)
Customer deposits	661,152	666,578	(0.8)	0.3

Memorandum items:
Gross loans and advances to customers ᴮ	609,490	618,773	(1.5)	(0.7)
Customer funds	747,567	725,971	3.0	4.4
Customer deposits C	649,619	638,169	1.8	2.6
Mutual funds	97,948	87,802	11.6	18.8
Risk-weighted Assets	290,922	293,430	(0.9)

Ratios (%) and customers
RoTE ᴰ	18.9	15.1	3.7
Efficiency ratio	39.7	43.1	(3.4)
NPL ratio	3.18	3.21	(0.03)
NPL coverage ratio	58.4	61.4	(3.0)
Number of total customers (thousands)	147,140	138,821	6.0
Number of active customers (thousands)	79,079	75,130	5.3

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. Allocated according to RWA consumption.
Annual report 2024    462

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

DIGITAL CONSUMER BANK
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	10,777	10,221	5.4	6.1
Net fee income	1,508	1,229	22.7	23.8
Gains (losses) on financial transactions ᴬ	(4)	116	—	—
Other operating income	635	730	(13.0)	(13.3)
Total income	12,916	12,296	5.0	5.7
Administrative expenses and amortizations	(5,183)	(5,263)	(1.5)	(1.2)
Net operating income	7,733	7,033	10.0	10.9
Net loan-loss provisions	(4,562)	(4,106)	11.1	12.4
Other gains (losses) and provisions	(939)	(250)	276.0	283.0
Profit before tax	2,232	2,677	(16.6)	(16.4)
Tax on profit	(295)	(426)	(30.9)	(30.8)
Profit from continuing operations	1,938	2,251	(13.9)	(13.6)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,938	2,251	(13.9)	(13.6)
Non-controlling interests	(275)	(350)	(21.3)	(21.1)
Profit attributable to the parent	1,663	1,901	(12.5)	(12.3)

Balance sheet and activity metrics
Loans and advances to customers	207,104	199,158	4.0	3.4
Customer deposits	128,975	115,446	11.7	9.2

Memorandum items:
Gross loans and advances to customers ᴮ	215,160	206,649	4.1	3.6
Customer funds	137,122	120,996	13.3	10.8
Customer deposits C	128,933	114,334	12.8	10.3
Mutual funds	8,189	6,662	22.9	19.4
Risk-weighted Assets	152,399	154,396	(1.3)

Ratios (%) and customers
RoTE ᴰ	9.8	11.5	(1.8)
Efficiency ratio	40.1	42.8	(2.7)
NPL ratio	5.07	4.75	0.33
NPL coverage ratio	73.6	76.5	(2.9)
Number of total customers (thousands)	25,041	25,413	(1.5)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. Allocated according to RWA consumption.
Annual report 2024    463

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

CORPORATE & INVESTMENT BANKING
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	4,020	3,594	11.9	14.8
Net fee income	2,548	2,131	19.6	21.4
Gains (losses) on financial transactions ᴬ	1,619	1,795	(9.9)	(6.7)
Other operating income	156	7	—	—
Total income	8,343	7,527	10.8	13.6
Administrative expenses and amortizations	(3,807)	(3,387)	12.4	13.8
Net operating income	4,537	4,140	9.6	13.4
Net loan-loss provisions	(174)	(165)	5.7	7.3
Other gains (losses) and provisions	(353)	(181)	95.3	100.1
Profit before tax	4,009	3,795	5.7	9.5
Tax on profit	(1,065)	(1,137)	(6.3)	(2.2)
Profit from continuing operations	2,944	2,658	10.8	14.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,944	2,658	10.8	14.4
Non-controlling interests	(204)	(219)	(6.5)	(1.1)
Profit attributable to the parent	2,740	2,440	12.3	15.8

Balance sheet and activity metrics
Loans and advances to customers	184,923	168,960	9.4	9.4
Customer deposits	202,355	203,713	(0.7)	1.0

Memorandum items:
Gross loans and advances to customers ᴮ	136,818	137,578	(0.6)	0.2
Customer funds	152,450	169,839	(10.2)	(7.0)
Customer deposits C	136,672	155,274	(12.0)	(9.7)
Mutual funds	15,777	14,565	8.3	26.2
Risk-weighted Assets	122,274	114,849	6.5

Ratios (%)
RoTE ᴰ	18.1	17.5	0.5
Efficiency ratio	45.6	45.0	0.6
NPL ratio	0.86	1.36	(0.50)
NPL coverage ratio	39.3	41.2	(2.0)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. Allocated according to RWA consumption.
Annual report 2024    464

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

WEALTH MANAGEMENT & INSURANCE
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	1,627	1,513	7.6	8.2
Net fee income	1,489	1,262	18.0	19.2
Gains (losses) on financial transactions ᴬ	213	170	25.7	27.3
Other operating income	332	266	24.7	32.0
Total income	3,661	3,210	14.0	15.4
Administrative expenses and amortizations	(1,313)	(1,216)	8.0	9.2
Net operating income	2,348	1,994	17.7	19.3
Net loan-loss provisions	(41)	17	—	—
Other gains (losses) and provisions	(48)	(18)	170.8	170.3
Profit before tax	2,259	1,994	13.3	14.8
Tax on profit	(531)	(454)	16.9	18.1
Profit from continuing operations	1,728	1,540	12.2	13.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,728	1,540	12.2	13.8
Non-controlling interests	(79)	(73)	7.9	11.6
Profit attributable to the parent	1,650	1,467	12.5	13.9

Balance sheet and activity metrics
Loans and advances to customers	24,479	22,509	8.8	7.7
Customer deposits	60,986	58,507	4.2	3.9

Memorandum items:
Gross loans and advances to customers ᴮ	24,611	22,603	8.9	7.9
Customer funds	171,866	157,142	9.4	11.6
Customer deposits C	60,058	57,643	4.2	3.7
Mutual funds	111,807	99,499	12.4	16.4
Risk-weighted Assets	11,559	18,418	(37.2)
Assets under management	498,289	459,544	8.4	12.7
Gross written premiums	11,526	12,598	(11.8)	(8.5)

Ratios (%) and customers
RoTE ᴰ	78.7	72.2	6.5
Efficiency ratio	35.9	37.9	(2.0)
NPL ratio	0.67	1.40	(0.73)
NPL coverage ratio	80.3	29.3	51.0
Number of Private Banking customers (thousands)	299	263	13.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. Allocated according to RWA consumption.
Annual report 2024    465

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

PAYMENTS
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	2,609	2,424	7.6	12.9
Net fee income	2,793	2,952	(5.4)	(1.5)
Gains (losses) on financial transactions ᴬ	41	1	—	—
Other operating income	61	(79)	—	—
Total income	5,505	5,298	3.9	8.6
Administrative expenses and amortizations	(2,475)	(2,344)	5.6	8.0
Net operating income	3,030	2,954	2.6	9.0
Net loan-loss provisions	(1,714)	(1,666)	2.9	8.2
Other gains (losses) and provisions	(347)	(84)	314.3	320.1
Profit before tax	969	1,205	(19.6)	(12.9)
Tax on profit	(464)	(509)	(8.8)	(2.2)
Profit from continuing operations	505	696	(27.4)	(20.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	505	696	(27.4)	(20.8)
Non-controlling interests	(92)	(89)	3.4	12.0
Profit attributable to the parent	413	607	(31.9)	(25.7)

Balance sheet and activity metrics
Loans and advances to customers	22,840	22,045	3.6	15.0
Customer deposits	1,038	1,418	(26.8)	(26.8)

Memorandum items:
Gross loans and advances to customers ᴮ	24,614	23,709	3.8	15.3
Customer funds	1,038	1,418	(26.8)	(26.8)
Customer deposits C	1,038	1,418	(26.8)	(26.8)
Mutual funds	—	—	—	—
Risk-weighted Assets	20,346	20,963	(2.9)

Ratios (%)
RoTE ᴰ	15.6	24.9	(9.4)
NPL ratio	5.14	5.02	0.12
NPL coverage ratio	140.1	139.8	0.3

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. Allocated according to RWA consumption.
Annual report 2024    466

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

PAGONXT
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	132	93	41.0	48.3
Net fee income	958	954	0.5	5.2
Gains (losses) on financial transactions ᴬ	0	(10)	(97.5)	(97.4)
Other operating income	150	102	46.5	48.3
Total income	1,240	1,140	8.7	13.6
Administrative expenses and amortizations	(1,160)	(1,091)	6.3	8.8
Net operating income	80	49	62.7	210.4
Net loan-loss provisions	(16)	(24)	(32.5)	(30.9)
Other gains (losses) and provisions	(296)	(42)	611.6	639.1
Profit before tax	(233)	(17)	—	513.0
Tax on profit	(57)	(59)	(4.0)	8.9
Profit from continuing operations	(290)	(76)	281.8	221.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(290)	(76)	281.8	221.4
Non-controlling interests	(9)	(1)	571.7	—
Profit attributable to the parent	(299)	(77)	287.1	228.8

Balance sheet and activity metrics
Loans and advances to customers	1,066	1,167	(8.7)	6.1
Customer deposits	1,038	1,418	(26.8)	(26.8)

Memorandum items:
Gross loans and advances to customers ᴮ	1,087	1,196	(9.1)	5.2
Customer funds	1,038	1,418	(26.8)	(26.8)
Customer deposits C	1,038	1,418	(26.8)	(26.8)
Mutual funds	—	—	—	—
Risk-weighted Assets	4,671	5,428	(13.9)
Total transactions (Getnet, million)	9,837	9,413	4.5
Total payments volume (Getnet)	221,787	196,342	7.9	13.0

Ratios (%)
EBITDA margin	27.5	24.8	2.7
Efficiency ratio	93.6	95.7	(2.1)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2024    467

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

CARDS
EUR million
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	2,478	2,331	6.3	11.4
Net fee income	1,835	1,998	(8.2)	(4.7)
Gains (losses) on financial transactions ᴬ	41	10	309.2	358.5
Other operating income	(89)	(181)	(50.7)	(49.9)
Total income	4,265	4,158	2.6	7.2
Administrative expenses and amortizations	(1,315)	(1,253)	5.0	7.3
Net operating income	2,950	2,905	1.5	7.1
Net loan-loss provisions	(1,698)	(1,642)	3.4	8.8
Other gains (losses) and provisions	(50)	(42)	19.2	18.2
Profit before tax	1,202	1,222	(1.6)	4.5
Tax on profit	(407)	(450)	(9.5)	(3.5)
Profit from continuing operations	795	772	3.0	9.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	795	772	3.0	9.1
Non-controlling interests	(83)	(88)	(5.7)	1.6
Profit attributable to the parent	712	684	4.1	10.1

Balance sheet and activity metrics
Loans and advances to customers	21,774	20,877	4.3	15.4
Customer deposits	—	—	—	—

Memorandum items:
Gross loans and advances to customers ᴮ	23,526	22,513	4.5	15.8
Customer funds	—	—	—	—
Customer deposits C	—	—	—	—
Mutual funds	—	—	—	—
Risk-weighted Assets	15,675	15,535	0.9
Number of total cards (millions)	100	97	3,6

Ratios (%)
RoTE ᴰ	32.6	35.5	(2.9)
Efficiency ratio	30.8	30.1	0.7
NPL ratio	5.25	5.11	0.14
NPL coverage ratio	141.9	142.1	(0.3)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. Allocated according to RWA consumption.

Annual report 2024    468

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Secondary segments
EUR million
	Europe				Spain
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%
Net interest income	16,720	15,910	5.1	3.3	7,256	6,641	9.3
Net fee income	4,659	4,399	5.9	4.9	2,867	2,699	6.2
Gains (losses) on financial transactions A	1,357	1,033	31.3	30.7	1,100	688	59.9
Other operating income	774	97	699.8	706.4	751	105	616.5
Total income	23,510	21,439	9.7	8.0	11,974	10,132	18.2
Administrative expenses and amortizations	(9,407)	(9,030)	4.2	2.8	(4,271)	(4,227)	1.0
Net operating income	14,102	12,409	13.6	11.8	7,703	5,905	30.4
Net loan-loss provisions	(1,862)	(2,533)	(26.5)	(27.7)	(1,259)	(1,522)	(17.3)
Other gains (losses) and provisions	(2,111)	(1,681)	25.6	23.7	(1,003)	(984)	2.0
Profit before tax	10,129	8,195	23.6	21.6	5,440	3,399	60.1
Tax on profit	(3,065)	(2,371)	29.3	27.3	(1,678)	(1,029)	63.1
Profit from continuing operations	7,064	5,824	21.3	19.3	3,763	2,371	58.7
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	7,064	5,824	21.3	19.3	3,763	2,371	58.7
Non-controlling interests	(420)	(342)	22.8	16.5	0	0	106.8
Profit attributable to the parent	6,644	5,482	21.2	19.5	3,762	2,371	58.7

Balance sheet
Loans and advances to customers	583,754	570,067	2.4	0.2	246,897	239,214	3.2
Cash, central banks and credit institutions	172,609	198,451	(13.0)	(14.4)	99,657	116,317	(14.3)
Debt instruments	150,428	115,428	30.3	29.4	94,519	70,072	34.9
Other financial assets	52,118	44,538	17.0	16.8	48,132	40,926	17.6
Other asset accounts	25,243	26,860	(6.0)	(7.0)	17,521	17,075	2.6
Total assets	984,151	955,344	3.0	1.2	506,725	483,603	4.8
Customer deposits	652,312	644,921	1.1	(0.7)	323,425	324,099	(0.2)
Central banks and credit institutions	110,850	104,164	6.4	4.5	57,218	44,802	27.7
Marketable debt securities	83,036	79,095	5.0	2.3	27,385	28,486	(3.9)
Other financial liabilities	66,358	53,361	24.4	23.8	59,976	46,532	28.9
Other liabilities accounts	28,275	29,633	(4.6)	(4.9)	21,163	22,264	(4.9)
Total liabilities	940,831	911,173	3.3	1.4	489,168	466,184	4.9
Total equity	43,320	44,171	(1.9)	(3.6)	17,557	17,419	0.8

Memorandum items:
Gross loans and advances to customers B	554,179	551,722	0.4	(1.7)	225,759	229,803	(1.8)
Customer funds	753,172	725,417	3.8	2.1	399,999	386,810	3.4
Customer deposits C	627,029	620,299	1.1	(0.8)	306,389	308,745	(0.8)
Mutual funds	126,143	105,118	20.0	19.3	93,609	78,065	19.9

Ratios (%), operating means and customers
RoTE	16.9	14.5	2.4		21.7	14.2	7.5
Efficiency ratio	40.0	42.1	(2.1)		35.7	41.7	(6.0)
NPL ratio	2.15	2.32	(0.17)		2.68	3.06	(0.38)
NPL coverage ratio	50.2	49.3	0.9		52.6	49.1	3.6
Number of employees D	65,746	67,457	(2.5)		23,980	24,713	(3.0)
Number of branches	3,022	3,083	(2.0)		1,827	1,874	(2.5)
Number of total customers (thousands)	46,821	46,293	1.1		15,307	15,023	1.9
Number of active customers (thousands)	29,030	28,538	1.7		8,842	8,367	5.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. 2023 employee data for Spain published in the Annual report 2023 have been modified slightly to better reflect the allocation of CIB employees.
Annual report 2024    469

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR million
	United Kingdom				Portugal
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%
Net interest income	4,950	5,152	(3.9)	(6.5)	1,548	1,465	5.7
Net fee income	283	338	(16.2)	(18.4)	467	464	0.8
Gains (losses) on financial transactions A	(18)	29	—	—	45	33	35.3
Other operating income	2	5	(67.2)	(68.1)	40	21	94.3
Total income	5,216	5,525	(5.6)	(8.1)	2,100	1,982	6.0
Administrative expenses and amortizations	(2,918)	(2,745)	6.3	3.4	(548)	(542)	1.0
Net operating income	2,299	2,779	(17.3)	(19.5)	1,553	1,440	7.8
Net loan-loss provisions	(64)	(247)	(74.2)	(74.9)	(11)	(77)	(85.7)
Other gains (losses) and provisions	(441)	(425)	3.9	1.1	(61)	(49)	24.5
Profit before tax	1,794	2,107	(14.9)	(17.1)	1,481	1,314	12.7
Tax on profit	(488)	(563)	(13.3)	(15.6)	(478)	(416)	14.9
Profit from continuing operations	1,306	1,545	(15.4)	(17.7)	1,003	898	11.6
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	1,306	1,545	(15.4)	(17.7)	1,003	898	11.6
Non-controlling interests	—	—	—	—	(2)	(2)	4.6
Profit attributable to the parent	1,306	1,545	(15.4)	(17.7)	1,001	896	11.7

Balance sheet
Loans and advances to customers	246,453	245,743	0.3	(4.1)	38,410	36,864	4.2
Cash, central banks and credit institutions	54,787	62,387	(12.2)	(16.1)	3,873	8,084	(52.1)
Debt instruments	15,120	10,234	47.7	41.2	15,010	10,991	36.6
Other financial assets	390	289	35.0	29.1	1,129	1,078	4.7
Other asset accounts	3,382	4,363	(22.5)	(25.9)	1,109	1,279	(13.3)
Total assets	320,132	323,016	(0.9)	(5.3)	59,530	58,297	2.1
Customer deposits	230,408	233,453	(1.3)	(5.7)	38,304	36,366	5.3
Central banks and credit institutions	25,665	28,202	(9.0)	(13.0)	8,813	9,237	(4.6)
Marketable debt securities	47,933	43,850	9.3	4.5	4,973	4,813	3.3
Other financial liabilities	2,500	3,434	(27.2)	(30.4)	339	319	6.3
Other liabilities accounts	1,733	1,704	1.7	(2.8)	3,056	3,725	(18.0)
Total liabilities	308,239	310,642	(0.8)	(5.2)	55,485	54,460	1.9
Total equity	11,893	12,373	(3.9)	(8.1)	4,046	3,837	5.4

Memorandum items:
Gross loans and advances to customers B	236,496	235,111	0.6	(3.9)	39,143	37,658	3.9
Customer funds	230,479	231,667	(0.5)	(4.9)	43,186	40,618	6.3
Customer deposits C	222,835	224,396	(0.7)	(5.1)	38,304	36,366	5.3
Mutual funds	7,643	7,272	5.1	0.5	4,882	4,252	14.8

Ratios (%), operating means and customers
RoTE	11.1	13.0	(1.9)		25.4	25.9	(0.6)
Efficiency ratio	55.9	49.7	6.2		26.1	27.3	(1.3)
NPL ratio	1.33	1.42	(0.09)		2.40	2.59	(0.19)
NPL coverage ratio	29.3	30.3	(1.0)		79.4	82.7	(3.3)
Number of employees	20,455	22,280	(8.2)		4,901	4,945	(0.9)
Number of branches	444	444	0.0		374	376	(0.5)
Number of total customers (thousands)	22,541	22,481	0.3		2,989	2,908	2,8
Number of active customers (thousands)	13,646	13,864	(1.6)		1,905	1,838	3,6

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2024    470

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR million
	Poland				Other Europe
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%	% excl. FX
Net interest income	2,844	2,543	11.8	6.1	121	109	11.1	11.2
Net fee income	674	589	14.4	8.5	367	309	19.0	19.0
Gains (losses) on financial transactions A	57	67	(14.8)	(19.1)	174	217	(19.9)	(19.9)
Other operating income	(20)	(17)	15.0	9.1	2	(16)	—	—
Total income	3,555	3,182	11.7	6.0	664	618	7.4	7.4
Administrative expenses and amortizations	(965)	(862)	11.9	6.1	(706)	(653)	8.1	8.1
Net operating income	2,591	2,320	11.7	5.9	(42)	(35)	20.8	20.5
Net loan-loss provisions	(511)	(674)	(24.2)	(28.0)	(17)	(12)	42.6	42.6
Other gains (losses) and provisions	(429)	(253)	69.3	60.6	(176)	30	—	—
Profit before tax	1,650	1,392	18.5	12.4	(236)	(17)	—	—
Tax on profit	(431)	(377)	14.4	8.5	10	13	(24.2)	(24.3)
Profit from continuing operations	1,219	1,015	20.1	13.9	(227)	(5)	—	—
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,219	1,015	20.1	13.9	(227)	(5)	—	—
Non-controlling interests	(419)	(342)	22.6	16.3	1	2	(32.3)	(32.3)
Profit attributable to the parent	800	674	18.8	12.7	(225)	(3)	—	—

Balance sheet
Loans and advances to customers	38,042	33,850	12.4	10.6	13,952	14,397	(3.1)	(8.6)
Cash, central banks and credit institutions	10,283	9,289	10.7	9.0	4,009	2,374	68.9	63.0
Debt instruments	17,489	15,070	16.1	14.2	8,289	9,060	(8.5)	(9.3)
Other financial assets	493	733	(32.7)	(33.8)	1,975	1,512	30.6	24.6
Other asset accounts	1,961	1,974	(0.6)	(2.2)	1,270	2,170	(41.5)	(43.0)
Total assets	68,269	60,916	12.1	10.3	29,495	29,512	(0.1)	(3.9)
Customer deposits	50,331	44,500	13.1	11.3	9,843	6,503	51.4	42.3
Central banks and credit institutions	5,020	4,623	8.6	6.9	14,134	17,300	(18.3)	(20.9)
Marketable debt securities	2,744	1,945	41.1	38.9	—	—	—	—
Other financial liabilities	1,656	1,706	(3.0)	(4.5)	1,888	1,369	37.9	31.0
Other liabilities accounts	1,688	1,687	0.0	(1.5)	635	253	151.4	146.2
Total liabilities	61,439	54,462	12.8	11.0	26,500	25,425	4.2	0.1
Total equity	6,830	6,454	5.8	4.2	2,995	4,087	(26.7)	(28.6)

Memorandum items:
Gross loans and advances to customers B	38,729	34,729	11.5	9.8	14,052	14,420	(2.6)	(8.1)
Customer funds	56,581	49,371	14.6	12.8	22,927	16,951	35.3	30.4
Customer deposits C	50,086	44,462	12.6	10.9	9,415	6,330	48.7	39.6
Mutual funds	6,495	4,909	32.3	30.2	13,512	10,621	27.2	24.7

Ratios (%), operating means and customers
RoTE	20.2	17.7	2.5
Efficiency ratio	27.1	27.1	0.0
NPL ratio	3.66	3.55	0.11
NPL coverage ratio	61.9	73.3	(11.4)
Number of employees	11,038	10,822	2.0
Number of branches	368	381	(3.4)
Number of total customers (thousands)	5,979	5,877	1.7
Number of active customers (thousands)	4,632	4,465	3.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2024    471

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR million
	DCB Europe
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	4,361	4,193	4.0	3.8
Net fee income	902	796	13.4	13.1
Gains (losses) on financial transactions A	(24)	117	—	—
Other operating income	440	396	11.0	10.2
Total income	5,679	5,502	3.2	2.9
Administrative expenses and amortizations	(2,604)	(2,618)	(0.5)	(0.7)
Net operating income	3,075	2,884	6.6	6.2
Net loan-loss provisions	(1,209)	(792)	52.6	51.9
Other gains (losses) and provisions	(735)	(72)	914.1	867.3
Profit before tax	1,131	2,019	(44.0)	(44.1)
Tax on profit	(255)	(493)	(48.2)	(48.3)
Profit from continuing operations	876	1,526	(42.6)	(42.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	876	1,526	(42.6)	(42.7)
Non-controlling interests	(234)	(327)	(28.7)	(28.8)
Profit attributable to the parent	642	1,199	(46.5)	(46.5)

Balance sheet
Loans and advances to customers	137,038	132,692	3.3	3.4
Cash, central banks and credit institutions	19,185	18,636	2.9	3.1
Debt instruments	6,310	5,387	17.1	17.8
Other financial assets	128	135	(5.3)	(5.4)
Other asset accounts	11,115	9,945	11.8	11.3
Total assets	173,775	166,796	4.2	4.3
Customer deposits	81,376	69,334	17.4	17.9
Central banks and credit institutions	28,120	31,965	(12.0)	(12.9)
Marketable debt securities	43,137	44,605	(3.3)	(3.1)
Other financial liabilities	1,918	2,218	(13.5)	(13.7)
Other liabilities accounts	5,714	5,233	9.2	9.5
Total liabilities	160,264	153,355	4.5	4.6
Total equity	13,512	13,441	0.5	0.8

Memorandum items:
Gross loans and advances to customers B	139,927	135,202	3.5	3.6
Customer funds	85,876	72,963	17.7	18.2
Customer deposits C	81,376	69,334	17.4	17.9
Mutual funds	4,500	3,629	24.0	24.0

Ratios (%), operating means and customers
RoTE	6.4	12.3	(5.9)
Efficiency ratio	45.9	47.6	(1.7)
NPL ratio	2.50	2.12	0.37
NPL coverage ratio	82.5	88.0	(5.5)
Number of employees	16,792	16,795	0.0
Number of branches	326	342	(4.7)
Number of total customers (thousands)	19,550	20,193	(3.2)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2024    472

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR million
	North America				United States
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%	% excl. FX
Net interest income	10,330	10,159	1.7	3.0	5,693	5,742	(0.9)	(0.8)
Net fee income	2,594	2,192	18.3	20.5	1,152	766	50.3	50.4
Gains (losses) on financial transactions A	747	505	48.1	49.9	371	294	25.8	25.9
Other operating income	243	318	(23.6)	(24.1)	365	406	(10.1)	(10.1)
Total income	13,915	13,174	5.6	7.0	7,580	7,209	5.1	5.2
Administrative expenses and amortizations	(6,701)	(6,465)	3.6	4.9	(3,830)	(3,679)	4.1	4.2
Net operating income	7,214	6,708	7.5	9.1	3,750	3,531	6.2	6.3
Net loan-loss provisions	(3,786)	(3,733)	1.4	2.4	(2,507)	(2,593)	(3.3)	(3.3)
Other gains (losses) and provisions	(336)	(138)	143.1	146.1	(190)	(74)	154.9	155.0
Profit before tax	3,091	2,837	9.0	11.4	1,053	863	22.0	22.1
Tax on profit	(509)	(468)	8.7	12.5	56	69	(19.1)	(19.1)
Profit from continuing operations	2,582	2,369	9.0	11.2	1,109	932	19.0	19.0
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,582	2,369	9.0	11.2	1,109	932	19.0	19.0
Non-controlling interests	(3)	(15)	(78.6)	(77.8)	—	—	—	—
Profit attributable to the parent	2,579	2,354	9.6	11.7	1,109	932	19.0	19.0

Balance sheet
Loans and advances to customers	179,941	174,780	3.0	1.9	134,856	126,843	6.3	(0.1)
Cash, central banks and credit institutions	39,855	35,969	10.8	12.4	28,200	21,215	32.9	24.9
Debt instruments	57,135	50,311	13.6	18.8	27,042	22,686	19.2	12.0
Other financial assets	8,759	10,937	(19.9)	(15.0)	2,821	4,075	(30.8)	(34.9)
Other asset accounts	22,112	22,829	(3.1)	(4.1)	16,058	16,307	(1.5)	(7.4)
Total assets	307,801	294,827	4.4	4.9	208,978	191,126	9.3	2.8
Customer deposits	175,586	175,958	(0.2)	(0.6)	125,403	121,782	3.0	(3.2)
Central banks and credit institutions	44,332	34,723	27.7	32.1	26,794	17,411	53.9	44.7
Marketable debt securities	41,414	35,133	17.9	15.7	31,783	27,059	17.5	10.4
Other financial liabilities	14,998	18,606	(19.4)	(14.7)	5,223	7,276	(28.2)	(32.5)
Other liabilities accounts	6,869	6,764	1.6	5.9	3,683	3,119	18.1	11.0
Total liabilities	283,200	271,183	4.4	4.9	192,886	176,646	9.2	2.6
Total equity	24,601	23,644	4.0	5.2	16,091	14,480	11.1	4.5

Memorandum items:
Gross loans and advances to customers B	162,263	161,401	0.5	0.1	117,511	112,671	4.3	(2.0)
Customer funds	169,753	171,310	(0.9)	(0.1)	108,246	108,062	0.2	(5.8)
Customer deposits C	135,419	141,863	(4.5)	(4.6)	93,545	95,697	(2.2)	(8.1)
Mutual funds	34,334	29,447	16.6	22.8	14,702	12,364	18.9	11.8

Ratios (%), operating means and customers
RoTE	11.2	9.8	1.4		7.5	6.1	1.5
Efficiency ratio	48.2	49.1	(0.9)		50.5	51.0	(0.5)
NPL ratio	4.22	4.09	0.12		4.72	4.57	0.15
NPL coverage ratio	69.7	73.8	(4.2)		63.8	67.7	(3.9)
Number of employees	42,846	45,593	(6.0)		12,484	13,489	(7.5)
Number of branches	1,761	1,784	(1.3)		405	415	(2.4)
Number of total customers (thousands)	25,762	25,027	2.9		4,474	4,510	(0.8)
Number of active customers (thousands)	15,178	14,486	4.8		4,308	4,223	2.0

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2024    473

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR million
	Mexico				Other North America
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%	% excl. FX
Net interest income	4,631	4,408	5.0	8.1	7	8	(16.7)	(16.7)
Net fee income	1,385	1,374	0.8	3.8	57	52	10.9	10.9
Gains (losses) on financial transactions A	396	211	88.0	93.5	(20)	(1)	—	—
Other operating income	(133)	(94)	41.7	45.9	12	6	86.5	86.5
Total income	6,278	5,899	6.4	9.6	57	66	(13.9)	(13.9)
Administrative expenses and amortizations	(2,665)	(2,588)	3.0	6.0	(206)	(199)	3.3	3.3
Net operating income	3,613	3,311	9.1	12.3	(149)	(133)	11.7	11.7
Net loan-loss provisions	(1,277)	(1,135)	12.5	15.8	(2)	(5)	(54.0)	(54.0)
Other gains (losses) and provisions	(62)	(57)	8.1	11.3	(85)	(7)	—	—
Profit before tax	2,274	2,119	7.3	10.5	(236)	(145)	62.8	62.8
Tax on profit	(598)	(541)	10.5	13.7	34	5	589.9	588.4
Profit from continuing operations	1,676	1,577	6.3	9.4	(202)	(140)	44.4	44.4
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,676	1,577	6.3	9.4	(202)	(140)	44.4	44.4
Non-controlling interests	(5)	(17)	(73.0)	(72.2)	1	2	(32.3)	(32.3)
Profit attributable to the parent	1,671	1,560	7.2	10.3	(201)	(138)	45.5	45.6

Balance sheet
Loans and advances to customers	45,054	47,905	(6.0)	8.5	30	32	(6.9)	(6.9)
Cash, central banks and credit institutions	10,945	14,088	(22.3)	(10.4)	710	666	6.5	6.5
Debt instruments	30,092	27,624	8.9	25.6	1	2	(28.9)	(28.9)
Other financial assets	5,785	6,723	(14.0)	(0.8)	154	139	10.5	10.5
Other asset accounts	5,745	6,156	(6.7)	7.6	308	366	(15.7)	(15.7)
Total assets	97,621	102,496	(4.8)	9.8	1,203	1,205	(0.2)	(0.2)
Customer deposits	49,836	53,703	(7.2)	7.0	347	473	(26.8)	(26.8)
Central banks and credit institutions	17,260	17,047	1.3	16.8	277	265	4.5	3.8
Marketable debt securities	9,632	8,074	19.3	37.6	—	—	—	—
Other financial liabilities	9,640	11,189	(13.8)	(0.6)	135	141	(4.2)	(4.2)
Other liabilities accounts	3,115	3,579	(13.0)	0.3	72	66	9.1	9.1
Total liabilities	89,483	93,592	(4.4)	10.3	830	945	(12.1)	(12.3)
Total equity	8,138	8,904	(8.6)	5.4	372	259	43.6	44.6

Memorandum items:
Gross loans and advances to customers B	44,715	48,688	(8.2)	5.9	37	41	(11.0)	(11.0)
Customer funds	61,160	62,775	(2.6)	12.4	347	473	(26.8)	(26.8)
Customer deposits C	41,528	45,693	(9.1)	4.8	347	473	(26.8)	(26.8)
Mutual funds	19,632	17,082	14.9	32.5	—	—	—	—

Ratios (%), operating means and customers
RoTE	20.0	17.7	2.3
Efficiency ratio	42.5	43.9	(1.4)
NPL ratio	2.71	2.82	(0.11)
NPL coverage ratio	100.4	100.0	0.4
Number of employees	28,957	30,876	(6.2)
Number of branches	1,356	1,369	(0.9)
Number of total customers (thousands)	21,289	20,517	3.8
Number of active customers (thousands)	10,871	10,263	5.9

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2024    474

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR million
	South America				Brazil
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%	% excl. FX
Net interest income	15,566	13,040	19.4	27.3	10,121	9,116	11.0	19.5
Net fee income	4,864	4,684	3.9	11.2	3,414	3,462	(1.4)	6.1
Gains (losses) on financial transactions A	601	1,280	(53.1)	(50.4)	(37)	483	—	—
Other operating income	(1,247)	(1,033)	20.8	20.3	39	43	(10.3)	(3.4)
Total income	19,783	17,971	10.1	17.9	13,536	13,104	3.3	11.2
Administrative expenses and amortizations	(6,943)	(6,920)	0.3	7.1	(4,352)	(4,529)	(3.9)	3.4
Net operating income	12,841	11,050	16.2	24.8	9,184	8,574	7.1	15.3
Net loan-loss provisions	(5,478)	(5,401)	1.4	9.0	(4,487)	(4,701)	(4.5)	2.7
Other gains (losses) and provisions	(1,369)	(1,041)	31.6	40.1	(867)	(963)	(9.9)	(3.0)
Profit before tax	5,993	4,608	30.1	39.7	3,830	2,911	31.6	41.6
Tax on profit	(1,617)	(1,121)	44.3	54.1	(1,165)	(776)	50.1	61.6
Profit from continuing operations	4,376	3,487	25.5	35.1	2,665	2,135	24.8	34.4
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	4,376	3,487	25.5	35.1	2,665	2,135	24.8	34.4
Non-controlling interests	(513)	(449)	14.4	26.0	(243)	(215)	13.2	21.9
Profit attributable to the parent	3,863	3,038	27.1	36.4	2,422	1,921	26.1	35.8

Balance sheet
Loans and advances to customers	147,559	153,244	(3.7)	9.9	88,620	96,399	(8.1)	10.1
Cash, central banks and credit institutions	60,865	67,410	(9.7)	4.8	46,745	53,618	(12.8)	4.4
Debt instruments	58,703	64,352	(8.8)	5.6	45,670	47,325	(3.5)	15.6
Other financial assets	25,121	20,796	20.8	34.8	10,632	8,161	30.3	56.1
Other asset accounts	18,970	19,247	(1.4)	14.0	13,844	14,590	(5.1)	13.7
Total assets	311,218	325,049	(4.3)	9.9	205,510	220,093	(6.6)	11.9
Customer deposits	145,233	155,448	(6.6)	7.6	93,994	110,162	(14.7)	2.2
Central banks and credit institutions	44,760	48,898	(8.5)	3.5	30,878	28,333	9.0	30.6
Marketable debt securities	36,811	39,603	(7.1)	7.5	25,351	27,976	(9.4)	8.6
Other financial liabilities	50,177	42,438	18.2	36.1	34,215	28,625	19.5	43.2
Other liabilities accounts	8,808	12,768	(31.0)	(21.4)	5,582	7,938	(29.7)	(15.7)
Total liabilities	285,790	299,155	(4.5)	9.7	190,020	203,035	(6.4)	12.1
Total equity	25,428	25,894	(1.8)	12.2	15,490	17,058	(9.2)	8.8

Memorandum items:
Gross loans and advances to customers B	154,323	160,987	(4.1)	9.5	93,785	102,583	(8.6)	9.5
Customer funds	201,241	205,675	(2.2)	12.6	129,881	145,044	(10.5)	7.3
Customer deposits C	132,496	135,342	(2.1)	12.1	81,378	90,297	(9.9)	8.0
Mutual funds	68,745	70,333	(2.3)	13.6	48,503	54,747	(11.4)	6.1

Ratios (%), operating means and customers
RoTE	18.7	14.4	4.3		17.5	13.7	3.8
Efficiency ratio	35.1	38.5	(3.4)		32.1	34.6	(2.4)
NPL ratio	5.42	5.72	(0.30)		6.14	6.56	(0.42)
NPL coverage ratio	76.5	78.4	(1.9)		82.7	84.7	(2.0)
Number of employees	79,571	80,997	(1.8)		56,619	57,775	(2.0)
Number of branches	2,902	3,309	(12.3)		2,202	2,580	(14.7)
Number of total customers (thousands)	80,405	73,028	10.1		69,455	62,804	10.6
Number of active customers (thousands)	40,527	37,517	8.0		33,123	30,460	8.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2024    475

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR million
	Chile				Argentina
Underlying income statement	2024	2023	%	% excl. FX	2024	2023	%
Net interest income	1,822	1,383	31.8	48.3	2,919	1,879	55.3
Net fee income	551	572	(3.7)	8.4	602	396	52.2
Gains (losses) on financial transactions A	238	320	(25.7)	(16.3)	229	341	(32.8)
Other operating income	(18)	11	—	—	(1,263)	(1,071)	17.9
Total income	2,592	2,285	13.4	27.7	2,487	1,544	61.1
Administrative expenses and amortizations	(933)	(1,020)	(8.5)	3.0	(1,022)	(775)	31.9
Net operating income	1,659	1,265	31.1	47.6	1,465	769	90.4
Net loan-loss provisions	(497)	(365)	36.1	53.2	(284)	(150)	89.5
Other gains (losses) and provisions	(51)	51	—	—	(353)	(114)	209.1
Profit before tax	1,111	951	16.7	31.4	827	505	63.8
Tax on profit	(211)	(135)	56.1	75.7	(161)	(117)	38.0
Profit from continuing operations	899	816	10.2	24.1	666	388	71.6
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	899	816	10.2	24.1	666	388	71.6
Non-controlling interests	(271)	(234)	15.5	30.0	(1)	(2)	(43.9)
Profit attributable to the parent	629	582	8.1	21.7	665	386	72.2

Balance sheet
Loans and advances to customers	40,332	42,616	(5.4)	1.2	7,684	3,767	104.0
Cash, central banks and credit institutions	5,759	6,373	(9.6)	(3.3)	4,901	4,548	7.8
Debt instruments	7,993	13,273	(39.8)	(35.6)	2,654	1,368	94.0
Other financial assets	13,554	12,159	11.5	19.3	23	11	112.9
Other asset accounts	2,796	2,746	1.8	8.9	978	776	26.1
Total assets	70,434	77,167	(8.7)	(2.4)	16,240	10,470	55.1
Customer deposits	30,181	29,578	2.0	9.2	11,293	6,478	74.3
Central banks and credit institutions	8,133	14,808	(45.1)	(41.2)	852	1,271	(33.0)
Marketable debt securities	10,403	10,775	(3.5)	3.3	158	148	6.4
Other financial liabilities	14,323	12,624	13.5	21.4	968	638	51.6
Other liabilities accounts	1,942	3,733	(48.0)	(44.3)	476	455	4.6
Total liabilities	64,983	71,518	(9.1)	(2.8)	13,746	8,990	52.9
Total equity	5,451	5,648	(3.5)	3.2	2,494	1,479	68.6

Memorandum items:
Gross loans and advances to customers B	41,405	43,823	(5.5)	1.1	7,938	3,878	104.7
Customer funds	43,383	40,098	8.2	15.7	17,047	10,288	65.7
Customer deposits C	30,060	29,337	2.5	9.6	11,293	6,478	74.3
Mutual funds	13,324	10,761	23.8	32.5	5,754	3,810	51.0

Ratios (%), operating means and customers
RoTE	17.0	14.8	2.2		34.8	55.6	(20.8)
Efficiency ratio	36.0	44.6	(8.6)		41.1	50.2	(9.1)
NPL ratio	5.37	5.01	0.36		2.06	1.99	0.07
NPL coverage ratio	49.9	52.7	(2.8)		177.1	165.7	11.4
Number of employees	9,587	9,948	(3.6)		8,166	8,455	(3.4)
Number of branches	237	248	(4.4)		301	322	(6.5)
Number of total customers (thousands)	4,311	4,052	6.4		5,117	4,771	7.2
Number of active customers (thousands)	2,556	2,399	6.6		3,674	3,562	3.1

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2024    476

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EUR million
	Other South America
Underlying income statement	2024	2023	%	% excl. FX
Net interest income	703	662	6.2	8.2
Net fee income	298	254	17.3	18.0
Gains (losses) on financial transactions A	172	137	25.2	24.1
Other operating income	(5)	(16)	(68.4)	(68.3)
Total income	1,168	1,038	12.6	13.9
Administrative expenses and amortizations	(635)	(596)	6.5	7.1
Net operating income	533	441	20.8	23.3
Net loan-loss provisions	(210)	(186)	13.2	14.7
Other gains (losses) and provisions	(97)	(15)	566.6	586.5
Profit before tax	225	241	(6.4)	(4.0)
Tax on profit	(80)	(93)	(13.5)	(12.4)
Profit from continuing operations	145	148	(2.0)	1.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	145	148	(2.0)	1.4
Non-controlling interests	1	2	(37.1)	(37.0)
Profit attributable to the parent	146	150	(2.5)	0.8

Balance sheet
Loans and advances to customers	10,923	10,463	4.4	6.7
Cash, central banks and credit institutions	3,459	2,870	20.5	21.9
Debt instruments	2,387	2,386	0.1	4.1
Other financial assets	913	466	96.0	102.5
Other asset accounts	1,352	1,135	19.1	20.1
Total assets	19,034	17,320	9.9	12.3
Customer deposits	9,765	9,230	5.8	9.1
Central banks and credit institutions	4,898	4,486	9.2	9.6
Marketable debt securities	898	703	27.7	32.0
Other financial liabilities	671	550	21.9	25.1
Other liabilities accounts	807	641	25.8	28.3
Total liabilities	17,040	15,611	9.2	11.6
Total equity	1,994	1,709	16.6	19.0

Memorandum items:
Gross loans and advances to customers B	11,196	10,703	4.6	6.9
Customer funds	10,930	10,246	6.7	10.2
Customer deposits C	9,765	9,230	5.8	9.1
Mutual funds	1,165	1,016	14.7	20.5

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Annual report 2024    477

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

5. RESEARCH, DEVELOPMENT AND INNOVATION (R&D&I)
Research, development and innovation activity
Innovation and technological development are crucial to Santander's strategy. We focus on operational excellence and customer experience to meet the challenges that stem from digital transformation.
The information we gather through new technology platforms helps us to better understand the customer journey and design a more accurate digital profile which boosts trust and increases customer loyalty.
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
As in previous years, the European Commission's 2024 EU Industrial R&D Investment Scoreboard (based on 2023 data) recognized our technological efforts. We were the top bank in R&D investment, both in Europe and globally, with EUR 2,197 million invested. In 2024, the equivalent investment in R&D&I to that considered in the ranking was EUR 2,104 million. See note 18 to the consolidated financial statements.
Technology strategy
To aid the Group's strategy to become the best open digital platform for financial services, our technology must boost efficiency and minimize risk through optimization, simplification, supporting business growth and value creation.
Our IT strategy is based on a global platform model with reusable components, known as the ONE Santander platform. This strategy is aligned with the Group's strategic initiatives, global business and operating model.
Our in-house ONE Santander platform is supported by common technical components (such as a cloud-based platform, common data platform and artificial intelligence platform) as well as components of our five global businesses and global control and support functions. For example, Gravity is one of the components of the global platform and its implementation laid the foundations for digitalization with its own core banking software.
To ensure the commitment of all Group units to the IT strategy and to manage the ONE Santander platform, there is an appropriate global governance including all active players involved in key decision making.
To implement our technology strategy, we use internal regulation and the Group's governance model that defines platforms, projects and initiatives to shape the strategy across our footprint.
Innovation is at the core of Santander's activity, with a commitment to the latest technology that enable more robust, efficient and secure systems and processes.
Artificial intelligence (AI) is transforming our business across multiple dimensions, from data-driven strategies, to process automation and customer interaction. Our AI and Agents Platform, which provides us with advanced generative AI capabilities and supervised autonomous agents, is a key enabler and accelerator of the Group’s transformation. During 2024, we made significant progress, with ongoing initiatives which demonstrate the impact of these technologies.
We have an inventory of over 550 data-driven models using machine learning to accelerate revenue growth and operational efficiency across multiple countries and businesses. Our models focus on areas including simplification, business growth (customer acquisition and retention, card lifecycle optimization), risk management and pricing optimization (advanced credit and smart pricing models).
Generative AI is having significant impacts on customer support, operations and software development. In 2024, we implemented conversational assistants in Spain, Brazil and the UK.
In process automation, we are using operational agents to manage over 6 million documents. Additionally, 5,800 developers are using AI tools supporting software development, achieving a 25% improvement in the time-to-deliver.
At Santander, we are confident that data and AI will continue to play a pivotal role in our strategy, as they represent a significant opportunity in the coming years to drive cost savings, revenue generation, business growth and operational simplification.
Annual report 2024    478

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Santander Digital Services (SDS), a Group service company, is contributing to the implementation of our global business strategy using this new technology. It is providing our ONE Santander platform with components linked to the cloud, process automation, generative AI or data projects among other areas. With over 9,000 employees in Spain, Poland, Portugal, the UK, Mexico, the US, Brazil and Chile, SDS is a key element in Santander's technology and operations strategy, offering its services and know-how to the different Group entities and banks.
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
Santander has migrated more than 96% of its technology infrastructure to the cloud and has accelerated the deployment of next generation infrastructure in the on-premise private cloud with a technology architecture that provides greater resilience and efficiency while reducing energy consumption.
Our local Cloud Centres of Excellence (CCoEs), coordinated by Global CCoE, guarantee consistent and rigorous cloud adoption across our entities. This minimizes risk in accordance with our public cloud policy. Migration will also contribute towards Santander's sustainable banking goals as we have reduced our carbon footprint by 32 tonnes.
Cybersecurity
Cybersecurity is crucial in supporting our purpose of helping people and businesses prosper and to become the best open financial services platform. Both the digital evolution, driven by the boom in connectivity and emerging technologies, as well as the complex cyber threat landscape, continue to make cybersecurity a business risk and a priority for the Group.
In 2024, the Group continued to strengthen its cyber defences in an effort to mitigate the risks associated with the current environment, which is marked by increased geopolitical tensions and the accelerating adoption of emerging technologies such as artificial intelligence. As a result, new controls have been implemented to address current risk areas and new attack methods. Among these, security controls were strengthened, focusing on ransomware and distributed denial of service (DDoS) preparedness and response, access management in virtual environments, supply chain protection, and the incorporation of measures to prevent digital fraud and identity theft, ensuring a more secure customer experience. To ensure alignment with the cybersecurity requirements set out in the Digital Operational Resilience Act (DORA), regulation that aims to strengthen IT security of financial entities, we also reviewed and adapted internal regulations with a focus on incident management and reporting and advanced penetration testing.

To manage the environment with increasingly complex threats and the rapidly transforming digital landscape that means a continually expanding attack surface, Santander has updated its cybersecurity strategy, which focuses on three pillars:
•Shift-left. Embedding security by default is key to help identify and mitigate cybersecurity risks from the earliest stages of initiatives. It is essential to have a culture where security is our priority as an organization. In particular, we have defined measures in this area aimed at reinforcing the risk culture, reducing the attack surface and combating phishing scams, among others.
•Automated and assisted cyber defence. Taking advantage of the capabilities provided by advanced technologies to reduce response times, such as the use of AI to speed up analysis by cybersecurity teams, providing more dynamic and efficient defence capabilities.
•Resilience. Strengthening resilience globally is essential to sustainably defend the bank against evolving threats.
The Santander Fusion Center, which integrates the cybersecurity and IT monitoring teams, carries out the functions of detection, monitoring and response to operational failures and cybersecurity events for the Group's entities, 24 hours a day, seven days a week.
Information systems are regularly reviewed through internal and external audits. Santander identifies IT assets, systems and information (including those of third parties) and periodically reviews the risks and level of protection to proactively detect and remedy potential weaknesses. The activities performed comprise periodic security tests including vulnerability scans, penetration tests and red team exercises that simulate real cyber-attack scenarios.
In addition to periodic testing and review, independent certification authorities review and certify our critical cybersecurity processes. Certifications, including International Organization for Standardization (ISO) 27001:2022 and 27017, Statement on Standards for Attestation Engagements (SSAE) 18 and Payment Card Industry Data Security Standard - PCI DSS4.0, are regularly reviewed and updated, including new processes and controls on an annual basis.
For more details on the cybersecurity initiatives we ran in 2024, see section 3.3.1 'Conduct with customers' in the 'Sustainability statement' chapter. For details on the measurement, monitoring and control of cybersecurity-related risks, and their respective mitigation plans, see section 5.2 'Operational risk management' in the 'Risk management and compliance' chapter.

Annual report 2024    479

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Fintech ecosystem
Santander actively participates in the fintech ecosystem in all the regions in which we operate. We work with fintech companies as partners as part of our efforts to foster and channel innovation while improving customer experience and efficiency. Through our Fintech Station programme, we work with startups and scale-ups in pilot programmes and implement or co-create new products and services with them. In 2024, Santander Fintech Station worked on eight Proofs of Concept (PoC) and also launched six production initiatives. The Group also provides banking services to these fintech companies, such as advice on financing rounds, buying and selling processes and IPOs.
Santander is an active investor in the fintech sector, sometimes directly through its Corporate Venture Capital (CVC) programme, or through funds promoted by the Group, such as Mouro Capital, a global fintech venture capital fund. To date, the Group has invested in several strategic fintech startups directly and through Mouro, which has a portfolio comprising 46 companies throughout Europe, North America and South America and continues to be a key tool to drive innovation within the Group. Santander collaborates with many of the companies in Mouro’s portfolio, for example, with ThetaRay for money laundering and sanctions prevention worldwide. Atempo Growth, a pan-European venture debt fund also backed by the Group, consolidated its market position by financing 31 companies, many of them in the fintech sector (e.g., Form3, Acin or Clarity.ai). In February 2024, Trainera Venture Finance began its activity, a venture debt fund launched with Inveready, which has since financed 15 high-growth startups in Spain, several of them in the fintech sector such as REVENI or TECFYS.

Annual report 2024    480

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

6. SIGNIFICANT EVENTS SINCE YEAR END
•On 20 January 2025, Banco Santander, S.A. prepaid all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS179325004 and common code 179325004 in circulation, for a total nominal amount of EUR 187.6 million and which trade on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
•As part of our strategy of becoming ONE Santander, through the simplification and transformation of the Group, and after a year with our five global businesses in full operation, the board of directors approved the dissolution of the regional structures. This is effective from 3 February 2025, having fulfilled their mission to support the transition to the global operating model. Through this, we are taking another step in simplifying the Group’s structure, as the CEOs in our main markets will now report directly to the Group’s CEO, Héctor Grisi.
•Under the authorization of the 2023 annual general meeting and also according to the 2024 shareholder remuneration policy, on 4 February 2025 the board resolved to execute a new share buyback programme for a maximum amount of approximately EUR 1,587 million. The appropriate regulatory authorization has already been obtained and the execution of which began on 6 February 2025.
Annual report 2024    481

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

7. TREND INFORMATION 2025
This directors' report contains prospective information on the directors’ plans, forecasts and estimates, based on what they consider to be reasonable assumptions. Readers of this report should take into account that such prospective information must not be considered a guarantee of our future performance as the plans, forecasts and estimates are subject to numerous risks and uncertainties, our future performance may not match initial expectations. These risks and uncertainties are described in the 'Risk management and compliance' chapter of this report and in note 54 of the consolidated financial statements.
à Macroeconomic environment

The prospects for 2025 are for a moderate economic slowdown, in an environment that will continue to be relatively uncertain due to global geopolitical tensions. Inflation is expected to continue to slow down gradually, converging toward the central banks' targets, although it is likely to do so at different rates between regions. Central banks such as the Fed or the ECB are expected to complete their rate-cutting cycle in 2025, with terminal rates depending on the strength of the economies. Economic slowdown is not expected to have a strong impact on the unemployment rate due to the strength of most labour markets.
Our macroeconomic forecasts for 2025 by country/region are as follows:
Eurozone
The eurozone is expected to face many challenges in 2025. Economic growth could show some improvement, particularly in household consumption, supported by increased real income, high savings rates and lower interest rates. However, the year will be marked by uncertainty arising from a complex geopolitical situation, the potential protectionist shift in US trade policy, elections in Germany and France’s difficulties in reducing its public deficit. Inflation is expected to reach the ECB’s 2% target, which is expected to allow the ECB to reduce interest rates to levels which have a neutral effect on the economy.
Spain
We expect notable dynamism in economic growth, although growing at a slightly lower rate than in 2024. Household consumption is expected to be the main growth driver and we expect corporate investment to play a growing role (due to the reconstruction of the damage caused by the floods in Valencia and the implementation of the EU Recovery and Resilience Plan). The unemployment rate is expected to continue to improve. Inflation is expected to around 2%, as wage increases are moderating.
United Kingdom
In 2025, we expect the economy to regain momentum and register growth close to its potential. Growth is likely to be supported by increased public spending, offsetting part of the slowdown in the private sector. Households are expected to face weaker growth in nominal income with slightly higher inflation than in 2024 which, together with increased fiscal pressure (tax thresholds will not be adjusted for inflation), would reduce their purchasing power. The labour market is expected to maintain the stability observed in recent years, with an unemployment rate at full employment. The Bank of England is expected to continue relaxing its monetary policy until the end of the year reaching 3.75%.
Portugal
In 2025, the economy is expected to maintain a growth rate similar to that observed in 2024, driven by improved external demand from the eurozone and the dynamism of domestic consumption supported by improved purchasing power. External demand is expected to be underpinned by positive trends in tourism services. The labour market is expected to remain at full employment, with the unemployment rate around 6.6%. We expect inflation to remain slightly above the ECB's 2% target.
Poland
The economy in 2025 is expected to accelerate, supported by an investment boom largely financed from EU funds. While investment is expected to take the lead, private consumption will likely continue to support domestic demand, leaving the economy partially immune to the weak growth expected in the euro area. The labour market is expected to remain at full employment, and continue to fuel significant wage increases, albeit less so than in 2024. Inflation is expected to remain around 5%. The central bank will not consider interest rate cuts until it sees a change in inflation, which is not expected before the second half of the year.
US
The scope of the economic policies of the new administration is still unknown. In 2025, positive growth inertia, combined with deregulation policies and tax cuts, can be expected to offset the potential negative impact of tariff increases and tightened migration policies. Thus, we expect growth to remain around 2%, with inflation slightly higher than expected, but not too far from the target, which would lead the Fed to pause interest rate cuts earlier and at a higher level than previously expected.
Mexico
We expect the economy to slow down, reflecting the effects of fiscal consolidation and reduced investment in infrastructure. The central bank is expected to continue its cycle of cutting official rates, with gradual declines, keeping an eye on the Fed's monetary policy and exchange rate movements.
Brazil
The economy is expected to slow down, toward more moderate rates compared to the strong dynamism of the last three years. Monetary and fiscal policies will face major challenges. Brazil’s central bank is expected to continue the cycle of interest rate hikes
Annual report 2024    482

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

that restarted in September 2024, which is likely to contribute to the slowdown of the economy, moderate inflation and anchor its medium-term expectations. Fiscal policy is expected to undertake a consolidation process to meet targets and direct the public debt ratio toward a sustainable path.
Chile
The economy is expected to grow at a similar rate to that of 2024, but with a solid recovery in domestic demand, especially in investment. External demand will likely have a smaller contribution, reflecting increases in imports. Inflation is expected to moderate, but remain above the 3% target, which is expected to be reached in 2026. The central bank has room for additional interest rate cuts depending on inflation and its constraints.
Argentina
The economy is expected to show a clear recovery, consolidating the improvement in the second half of 2024, with the fiscal balance remaining close to equilibrium, and inflation is expected to continue the moderation observed in the final months of 2024. Expectations of a new agreement with the IMF that would eventually involve additional funding for Argentina and a more stable exchange rate are expected to lead to a replenishment of international reserves.
à Financial markets

Our outlook for 2025 points to cautious optimism: a macroeconomic environment characterized by lower interest rates and positive economic growth should support risk appetite.
Tax cuts and deregulation efforts from the new US government are likely to support profit growth in the US, although the high valuations of the technology sector could bring some bouts of volatility. Other opportunities are also expected to arise in other regions.
While the US and the eurozone are expected to move forward in the monetary easing cycle, we believe that long-term yields on sovereign bonds have little room to fall from their current levels. The Fed and ECB rate cuts are widely discounted, while the new administration’s agenda puts upward pressure on US Treasury yields.
Cyclical divergence between the US and the eurozone, geopolitical uncertainty and relatively higher interest rates in the US are tilting towards a more appreciated US dollar against the euro in 2025.
Macroeconomic and geopolitical uncertainty are expected to continue to sustain demand for precious metals.
In developing economies, a major hotspot of uncertainty remains with respect to the Chinese economy and the effect of the Chinese government's reaction to the new tariffs introduced by the US. In Latin America, markets are expected to remain vulnerable to global uncertainty. In any event, domestic factors are likely to continue to play a significant role in market behaviour, which pay close attention to how countries in the region face their main challenges, in particular, fiscal consolidation and anchoring inflation expectations to central bank targets.
The financial sector is expected to be marked by monetary policy normalization, which will have an impact on net interest income.
This impact is expected to be partially offset by an improvement in business volumes in a stable portfolio credit quality environment.
Risks are slightly skewed to the downside and may come from non-bank financial institutions, with the risk of disorderly adjustments in asset prices and disruptions to market liquidity. Even so, at the moment, most entities currently have solid solvency positions to face such a scenario.
In addition to the economic environment, banks must cope with the acceleration of the business digitalization and knowledge and management of the risks associated with climate change.

à Financial regulation

Elections held across our footprint (the US, Mexico, the UK, the EU) in 2024, will usher in a new political cycle that will define the regulatory agenda. The first 100 days of the European Commission will be critical, focusing on boosting competitiveness and growth through simplification and with defence and both the green and digital transitions as the main focus points of its strategy.
Competitiveness and Capital Markets Union 2.0
Recently released publications by political figures such as Enrico Letta, Christian Noyer and Mario Draghi agree on a lack of competitiveness and innovation within the EU. The new Savings and Investments Union (SIU) will be instrumental in channelling the trillions of euros in European savings towards capital markets, but this will require less fragmented, more liquid and transparent markets. The debate on how to complete the Banking Union, through the creation of a deposit guarantee fund, is expected to resume.
Prudential and resolution
During 2025, the European Banking Authority (EBA) is expected to continue developing technical standards to further the implementation of Basel III in Europe. Some legislative developments are expected in the field of non-bank financial intermediaries (NBFIs) and in the macroprudential framework in Europe. The European Commission will review the securitization framework and a legislative proposal is expected to be presented in 2025. In addition, the crisis management and deposit insurance (CMDI) framework review in Europe is expected to resume.
Sustainability
The sustainability regulatory agenda is expected to be reviewed in 2025, focusing on implementation. In January 2025, the reporting obligations established in the Corporate Sustainability Reporting Directive (CSRD) came into force. Although transposition is delayed in some European countries, companies will still be expected to comply with this standard and collect data on sustainability for the 2024 financial year. Under the CSRD, general reporting standards will continue to be implemented and industry-specific standards will continue to be developed (European Sustainability Reporting Standards, ESRS).
The European Commission has announced an omnibus proposal that will reduce the burden on companies, by simultaneously revising and simplifying sustainability regulations, including taxonomy, reporting and due diligence standards. In addition, a proposal to revise the Sustainable Finance Disclosure Regulation
Annual report 2024    483

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

(SFDR) is expected, which could include a new categorization system for financial products such as funds.
Regarding prudential matters, in 2025, the EBA will continue to assess the need for an adjustment in the Pillar 1 framework, to ensure that climate and environmental risks are adequately integrated. In addition, it will continue to analyse if emerging systemic risks, such as ESG, should be managed by using macroprudential tools.
The Basel Committee is expected to publish the final international standards on Pillar 3 climate disclosure requirements during 2025. Developments will continue in countries that have already begun their work in this area, such as Mexico, Chile and Brazil.
Digital
Discussions will continue to revolve around innovation, data use and artificial intelligence. Regulators have widened their view on fraud beyond the financial sector, as a significant amount of fraud occurs through different digital platforms. Central banks will continue to explore the opportunities linked to central bank digital currencies (CBDCs), focused on the wholesale market, with the exception of some jurisdictions such as the EU, which continues to design the digital euro. By the end of 2025, the ECB will have to decide whether to continue with the development of the digital euro, which depends upon a regulatory framework that remains under discussion since 2023. Focus will remain on the implementation of the Digital Markets Act (DMA) whose objective is to regulate competition in digital markets.
Retail banking
Access to capital markets and consumer protection will continue to be a priority in the EU's agenda, in line with projects such as the SIU and the Retail Investment Strategy (RIS). The transposition of the new directive regarding consumer credit should also occur in 2025.
Annual report 2024    484

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

These are the main management priorities for 2025 in our Global Business segments and countries:

Retail
Retail & Commercial Banking's top priorities for 2025 are to:
→Continue our transformation journey towards our vision of becoming a digital bank with branches underpinned by a common operating model and a global tech platform.
→Adapt our business model towards value creation through stronger customer relationships and network effects.
→Strengthen structural efficiency on the back of the transformation of our operating and business models to drive cost-to-serve efficiencies.

Retail & Commercial Banking
A global business integrating our retail and commercial banking activities

Our vision for 2025 is to continue working on the transformation of our operating model, to become a digital bank with branches, powered by the Group's network, with all of our products and services available to our customers on our websites and applications, and with the branch network serving as a powerful sales and advisory channel.
This vision is underpinned by Retail's common operating model, which leverages our global scale and local presence, and takes advantage of best practices across the Group. The operating model is centred around three strategic pillars: i) customer experience; ii) operational leverage; and iii) global technology platform.
Our transformation efforts in 2024 resulted in increased customer growth and efficiency. In 2025, we will continue to focus on our transformation journey building on our three strategic pillars:
•Customer experience. Provide our customers with the best products and experiences and make them available through improved customer journeys. Continue enhancing our digital capabilities to drive engagement and digital sales. Also, continue implementing our new branch and Work Café model that provides enhanced capabilities for personal advisory and support to our customers.
•Operational leverage. Continue to streamline processes and promote lean organizational structures to drive efficiency, accuracy and speed. Develop the key role of artificial intelligence in automating operations, resulting in faster transaction processing, reduced operational tasks and efficiencies in cost to serve.

•Global technology platform. Deploy our Global Platform to deliver best-in-class solutions and reduce the cost per transaction, promoting efficiency and innovation across the Group. Continue to converge all units towards the global platform with focusing on rolling out: Gravity, our award-winning back-end technology, which will increase the number of transactions it processes while reducing the cost per technical transaction and ODS, our proprietary cloud-based front-end technology which enables a superior digital experience, global products and faster time to market.
Additionally, as part of our business model transformation, we will deepen our focus on value creation through stronger customer relationships and network effects.
•Build strong customer relationships and consolidate our position as their trusted financial partner through a tailored approach to our core segments (individuals, SMEs and commercial banking).
•Leverage our competitive position to better serve our customers, taking advantage of the network effect provided by the Group’s global business structure.
Executing the transformation of our operating and business models across our footprint to pave the way for structural savings and cost-to-serve efficiencies, and support value creation for our shareholders.

Customer experience	Operational leverage	Global platform

Best digital products and new branch model	Process automation and leaner organization	Proprietary back-end (Gravity) and cloud based front-end (ODS) technologies

Annual report 2024    485

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Consumer
Our priorities for 2025 are to:
→Converge towards global platforms and continue transforming our operating model, automating key processes and gaining efficiencies and providing best customer experience.
→Grow and consolidate partnerships with our partners, offering solutions with a better digital experience.
→Promote the network effect through a complete product offering to our customers, leveraging the Group's capabilities.
→Continue gathering customer deposits to lower funding costs and reduce net interest income volatility across the cycle, to be able to offer our customers better pricing.
→Enhance and automate our originate-to-share model.

Digital Consumer Bank
Deliver the best solution to customers (B2B and B2C), while being the most cost competitive player in the market

Our vision is to become the preferred choice of our partners and our end customers, and offer greater profitability and value creation to our shareholders, while being the most cost competitive player in the industry.
In 2025, our strategic priorities include:
•In Auto:
•Continue to consolidate Santander’s leadership position by: i) strengthening existing partnerships and incorporating new strategic agreements with OEMs and retailers; ii) expanding the operational leasing platform across Europe; and iii) developing new revenue sources.
•Support profitability improvement by simplifying, automating and digitalizing customer journeys to operate with lower cost-to-serve. Utilize improved digital capabilities to take customer experience to the next level.

•In the consumer lending business (non-auto), within our objective to expand our consumer lending offering through Zinia, we will continue prioritizing the expansion to other products and markets and continue transforming the check-out lending business through existing agreements and expanding them across regions.
•In Openbank: leverage advanced data, tech and product capabilities to successfully deliver on our plans for the US and Mexico, expanding our value proposition.
•Finally, we will continue to drive deposit gathering initiatives in Europe and the expansion of securitization programmes, as part of our originate-to-share model.

Customer experience	Operational leverage	Global platform

Global solutions and relationship management (OEMs, importers and retailers)	Operational and commercial benchmark to maximize profitability and growth	From multiple country- specific platforms to global platforms (e.g. leasing, BNPL)

Annual report 2024    486

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

CIB
Our aim is to become a focused, world-class Corporate & Investment Banking business, positioning ourselves as a trusted advisor to our clients while delivering profitable growth. Our priorities for 2025 are to:
→Deepen our client relationships, with a particular focus on the US.
→Fully leverage our enhanced centres of expertise, increase connectivity around the client agenda and further digitalize our business.
→Keep evolving our active capital management and global operating models.
→Attract, develop and retain top talent.

Corporate & Investment Banking
Our global platform to support corporate and institutional clients

In order to deliver on our 2025 priorities, we will focus on the following levers:
•Deepen client relationships:
•Foster and expand our advisory/value-added businesses on the back of our transformation initiatives, with a particular focus on fee business.
•Materialize the growth plan for our US franchise, maximizing impact on global CIB, leveraging our new capabilities and expanded coverage.
•Continue to foster collaboration with other global businesses to generate additional value for the Group.
•Operational leverage:
•Consolidate our centres of expertise to strengthen our positioning in our core markets.
•Further grow our Global Markets franchise on the back of the investments made and leveraging collaboration opportunities with Global Transaction Banking and Global Banking.

•Advance in the execution of our automatization and digitalization initiatives, enhancing the business value from our data and exploring tangible opportunities from AI.
•Global platforms:
•Keep evolving our operating model deepening globalization, standardization and specialization of our business, improving client experience, efficiency and risk management.
•Further optimize our originate-to-share model in close partnership with the Group's Global Asset Desk for active capital management.
•Attract, develop and retain top talent while strengthening our culture and risk awareness.

Customer experience	Operational leverage	Global platform

Trusted advisor to our clients, building long-term relationships supported by our global reach and local strength	Consolidate our global centres of expertise and tech investments as levers for growth	Further optimize our originate-to-share and global operational models, leveraging technology

Annual report 2024    487

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Wealth
Our priorities for 2025 are to:
→Improve our customer experience providing enhanced value-added products and services and expanding our presence to new countries and businesses.
→Boost operational leverage by globalizing service and product factories/hubs and enhancing local distribution.
→Develop common global platforms to transform our operations and distribution model leveraging Group's technology, data and AI.

Wealth Management & Insurance
Globalizing and transforming our Private Banking, Asset Management and Insurance businesses

We aim to transform Wealth businesses leveraging the Group's technology and AI as major enablers, while promoting globalization and simplification to deliver more value to our customers. This should increase Wealth's contribution to the Group while maintaining attractive profitability levels.
To deliver on this ambition, our priorities for 2025 are organized around three growth levers:
•Provide our customers with personalized best-in-class service and investment & protection solutions, leveraging digital and data capabilities to enhance customer experience.
We are increasing our penetration in our footprint and expanding into new markets that are relevant for our business (e.g., Middle East and the US), which should enable us to increase our customer base.
We will continue developing products with significant growth potential, such as alternative investments, life retirement solutions and non-life high-growth businesses, including health and cyber insurance.
•Globalize our service and investment & insurance product factories to better serve local distribution networks with a simplified value proposition and developing common hubs to boost operational leverage.
We also plan to continue leveraging the synergies between our businesses to improve profitability and provide a stable source of capital, while we keep working to reinforce the collaboration with the other global businesses.
•Develop common global platforms to transform how our businesses operate with an increased focus on technology, data and AI, providing a tailored value proposition and service to our clients while we evolve and improve our distribution model, for example, through an embedded and highly contextualized offer or digital platforms for servicing and claims.
Additionally, we will continue to further reinforce our leadership and governance, having recently made a few additions and changes to the board of directors of Santander Insurance Holding.

Customer experience	Operational leverage	Global platform

Providing our customers with enhanced value-added products and personalized services	Globalize our operations and product factories while simplifying our processes and value proposition	Develop common digital platforms to transform our operations, service and distribution capabilities

Annual report 2024    488

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Payments
Our priorities for 2025 are to:
→Scale up our global platform of innovative payments and integrated value-added solutions.
→Roll out our global payment platform to all our regions and the open market.
→Expand our cards business while improving customer experience.

Payments
Single infrastructures for payments solutions: PagoNxt and Cards

PagoNxt
In PagoNxt, our priorities by business are:
•Getnet
•Strategic market share management with focus on profitable growth, investing in commercial capabilities to further expand business across Santander's banks and capture opportunities in the open market.
•Focus on product globalization and delivery of strategic value-added services.
•Investment in globalizing technology to improve efficiency and lower cost per transaction, and scale up our platform functionalities.
•Ebury
•Customer growth through enhanced product offering and online capabilities and geographical expansion.
•Introduction of tailored products to capture verticals such as mass payments.
•Payments
•Migration of Group A2A payments to the new cloud-native platform.
•Leverage scale and connectivity to drive lower cost-per-transaction and to offer adjacent services and open market propositions.
•Delivery of an instant cross-border payments solution.
Cards
We aim to provide an exceptional payments experience, foster customer loyalty and leverage transactional data to enhance profitability.
To implement this vision, we are focusing on three pillars:
•Profitably expand our credit business:
•Drive profitable growth through credit cards through the use of data and models through our Cards Risk Data Lab.
•Exploit the commercial cards business, with a complete offering in their payment management through corporate cards, leveraging Santander's presence in the corporate and SME segments.
•Connect card issuing and acquiring platforms, developing new business opportunities between Cards and Getnet.
•Improve payment experience through cards:
•Offer our customers the most seamless and convenient card payment experience through Invisible Payments, both for face-to-face and e-commerce purchases.
•Expand, develop and adopt common digital services that improve customer experience.
•Build and implement our global card processing tech platform:
•Once the debit solution is completed, the aim for 2025 is to finish the credit solution development and to improve the solution for corporates.
•After starting the debit integration in Brazil, continue implementing the platform in the other countries, and start with the credit integration once the building is complete.

Customer experience	Operational leverage	Global platform

Deliver best-in-class payment solutions leveraging our global and local scale	Reduce cost per transaction through capex optimization and operational efficiency	Migrate volumes to common global platforms to gain scale and offer competitive pricing in the open market

Annual report 2024    489

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Secondary segments

Europe

Spain
•Continue to grow and develop our customer base, providing personalized answers to our customers' needs and the best experience, to become their main bank.
•Evolve our operating model towards a digital bank with branches, moving forward in the simplification of products and services, digitalization and the elimination of operational processes to focus on value creation.

United Kingdom
•Prioritize profitability, through pricing discipline and planned balance sheet optimization, growing through customer engagement and exceptional customer experience.

•Continue transforming the bank through simplification and digitalization, in order to improve efficiency and performance.

Portugal
•Further our commercial and digital transformation, focusing on excellence in customer experience and satisfaction.
•Remain best-in-class in terms of efficiency and profitability, creating value with an appropriate return on capital.

Poland
•Accelerate our digital transformation, through increased availability of products and services through digital channels.
•Continue to improve customer and employee experience.

DCB Europe

In 2025, our strategic priorities include:
•Expand our European leadership with strong focus on profitability, through competitive, innovative financing products and solutions.
•Auto: expand the implementation of the operational leasing platform, digitalize customer journeys, grow partnerships and deliver the best customer experience.
•Consumer lending: continue to expand partnerships through Zinia and transform our consumer lending business.
•Transform our operating model through global platforms, the simplification and the automatization of processes, aiming to become the most cost competitive player in the market.
•Reduce sensitivity to interest rates by increasing deposit gathering, optimizing the balance sheet and maintaining a strict capital allocation.

Annual report 2024    490

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

North America

US
•Deliver strategic priorities through disciplined capital allocation, focused on customer-centric growth in businesses that benefit from Santander’s global network or operate at scale locally and where we have deep expertise.
•Consumer: leverage Group-developed digital platforms to support profitable growth.
•CIB: enhance advisory and investment banking capabilities focused on profitable client relationships and expanding our product and services offering.
•Wealth: accelerate growth through initiatives to expand cross-border client relationships, while enhancing local private banking.

Mexico
•Strengthen our Retail transformation and enhance our model by focusing on digital offerings and channels, new service models, continued product simplification and customer primacy.
•Roll-out new digital capabilities, particularly through the launch of Openbank, to challenge the rise of neobanks with a superior and fully-digital value proposition.
•Grow selectively, rebalancing our asset mix towards more profitable and capital-light businesses.
•Reinforce our low-cost producer positioning, offering the best products at the best price while improving our deposit mix.

South America

Brazil
•Focus on being the primary bank for our customers. Sustain value creation and continue to personalize our offering and improve customer experience, through intensive use of technology.
•Continue with our sustainable growth strategy, focusing on disciplined capital management, process optimization and cost reduction to improve profitability.
•Further diversify our asset portfolio and boost our liabilities business and transactional revenue.

Chile
•Continue to digitally transform the bank, capturing new customers, maintaining our NPS leadership and consolidating our position in the mass segment through new product offerings.
•Strengthen our corporate and private banking franchise, with specialized value propositions and a leadership position in transactional foreign exchange and Wealth Management products.
•Continue to transform our operating model, boosting global initiatives, converging our platforms, further simplifying our offering and reducing cost per active customer.

Argentina
•Further develop our financial platform, promoting synergies between businesses and within value chains, and consolidating recent inorganic acquisitions.
•Continue to pursue our profitable growth and value creation strategy. Increase productivity and reduce cost to serve by streamlining products and processes. Focus on operational excellence and market leadership in customer experience.
Annual report 2024    491

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

Additional APMs to those included in this section are presented in section SN 9. 'Alternative Performance Measures' of the 'Sustainability statement' chapter.

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
In addition, in section 4. 'Financial information by segment' covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8. The use of this information by the Group’s governance bodies and a reconciliation on an aggregate basis to our IFRS consolidated results can be found in note 52.c to our consolidated financial statements.

Annual report 2024    492

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity A (excl. minority interests)
RoTE	Profit attributable to the parent B	This is used to evaluate the profitability of the company as a percentage of its tangible equity. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders’ equity A (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
RoRAC	Underlying consolidated profit	This is the return on economic capital required internally (necessary to support all risks inherent in our activity).
(Return on Risk-Adjusted Capital)	Average economic capital
Economic Value Added	Underlying consolidated profit – (average economic capital x cost of capital)	Economic value added is the profit generated in excess of the cost of economic capital employed. This measures risk-adjusted returns in absolute terms, complementing the RoRAC approach.
Efficiency	Operating expenses C	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s total income.
(Cost-to-income)	Total income
A.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
B.Excluding the adjustment to the valuation of goodwill.
C.Operating expenses = Administrative expenses + amortizations.

Annual report 2024    493

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Profitability and efficiency A B (EUR million and %)
	2024	2023	2022
RoE	13.00%	11.91%	10.67%
Profit attributable to the parent	12,574	11,076	9,605
Average stockholders' equity (excluding minority interests)	96,744	93,035	89,986

RoTE	16.27%	15.06%	13.37%
Profit attributable to the parent	12,574	11,076	9,605
(-) Goodwill impairment	(4)	(20)	—
Profit attributable to the parent (excluding goodwill impairment)	12,578	11,096	9,605
Average stockholders' equity (excluding minority interests)	96,744	93,035	89,986
(-) Average intangible assets	19,428	19,361	18,164
Average stockholders' equity (excl. minority interests) - intangible assets	77,316	73,675	71,822

RoA	0.76%	0.69%	0.63%
Consolidated profit	13,744	12,209	10,764
Average total assets	1,803,272	1,773,103	1,720,273

RoRWA	2.18%	1.96%	1.77%
Consolidated profit	13,744	12,209	10,764
Average risk-weighted assets	630,494	624,031	606,952

RoRAC	17.52%	15.34%	14.00%
Consolidated profit	13,744	12,209	10,764
(-) Net capital gains and provisions	—	—	—
Underlying consolidated profit	13,744	12,209	10,764
Average economic capital	78,430	79,605	76,872

Economic value added	4,332	3,285	2,146
Underlying consolidated profit	13,744	12,209	10,764
(-) Average economic capital x cost of capital	(9,412)	(8,924)	(8,617)
Average economic capital	78,430	79,605	76,872
Cost of capital	12.00%	11.21%	11.21%

Efficiency ratio	41.8%	44.1%	45.8%
Underlying operating expenses	26,034	25,425	23,903
Operating expenses	26,034	25,425	23,903
Adjustments to operating expenses for items outside ordinary course of businesses C	—	—	—
Underlying total income	62,211	57,647	52,154
Total income	61,876	57,423	52,117
Adjustments to total income for items outside ordinary course of businesses C	335	224	37
A.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
B.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
C.Following the adjustments in note 52.c to the consolidated financial statements.
Annual report 2024    494

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Ratio	Formula	Relevance of the metric
Global business RoTE	Profit attributable to the parent excluding goodwill impairment	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
Average stockholders' equity (excl. minority interests) - intangible assets A
A.Allocated according to RWA consumption.

RoTE (EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	18.9	7,265	38,482	15.1	5,659	37,362
Digital Consumer Bank	9.8	1,663	17,050	11.5	1,901	16,502
Corporate & Investment Banking	18.1	2,740	15,178	17.5	2,440	13,922
Wealth Management & Insurance	78.7	1,650	2,097	72.2	1,467	2,033
Payments	15.6	415	2,664	24.9	627	2,512
PagoNxt
Cards	32.6	712	2,187	35.5	684	1,928

Europe	16.9	6,645	39,292	14.5	5,489	37,931
Spain	21.7	3,762	17,347	14.2	2,371	16,742
United Kingdom	11.1	1,306	11,781	13.0	1,545	11,874
Portugal	25.4	1,001	3,948	25.9	896	3,458
Poland	20.2	800	3,956	17.7	674	3,810
DCB Europe	6.4	642	10,055	12.3	1,199	9,721
North America	11.2	2,580	23,089	9.8	2,360	24,183
US	7.5	1,109	14,742	6.1	932	15,355
Mexico	20.0	1,671	8,343	17.7	1,560	8,814
South America	18.7	3,865	20,671	14.4	3,045	21,097
Brazil	17.5	2,424	13,853	13.7	1,921	13,987
Chile	17.0	629	3,693	14.8	582	3,925
Argentina	34.8	665	1,909	55.6	386	694
Numerator: profit attributable to the parent excluding goodwill impairment.
Denominator: average stockholders' equity (excluding minority interests) - intangible assets, for global businesses allocated according to RWA consumption.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	39.7	12,877	32,461	43.1	12,825	29,754
Digital Consumer Bank	40.1	5,183	12,916	42.8	5,263	12,296
Corporate & Investment Banking	45.6	3,807	8,343	45.0	3,387	7,527
Wealth Management & Insurance	35.9	1,313	3,661	37.9	1,216	3,210
Payments	45.0	2,475	5,505	44.2	2,344	5,298
PagoNxt	93.6	1,160	1,240	95.7	1,091	1,140
Cards	30.8	1,315	4,265	30.1	1,253	4,158

Europe	40.0	9,407	23,510	42.1	9,030	21,439
Spain	35.7	4,271	11,974	41.7	4,227	10,132
United Kingdom	55.9	2,918	5,216	49.7	2,745	5,525
Portugal	26.1	548	2,100	27.3	542	1,982
Poland	27.1	965	3,555	27.1	862	3,182
DCB Europe	45.9	2,604	5,679	47.6	2,618	5,502
North America	48.2	6,701	13,915	49.1	6,465	13,174
US	50.5	3,830	7,580	51.0	3,679	7,209
Mexico	42.5	2,665	6,278	43.9	2,588	5,899
South America	35.1	6,943	19,783	38.5	6,920	17,971
Brazil	32.1	4,352	13,536	34.6	4,529	13,104
Chile	36.0	933	2,592	44.6	1,020	2,285
Argentina	41.1	1,022	2,487	50.2	775	1,544
Numerator: underlying operating expenses.
Denominator: underlying total income.
Annual report 2024    495

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk A
NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances
Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
A.Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances.

Credit risk (I) (EUR million and %)
	2024	2023	2022
NPL ratio	3.05%	3.14%	3.08%
Credit impaired customer loans and advances, guarantees and undrawn balances	35,265	35,620	34,673
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,568	33,821	32,617
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	163	273	271
Customer guarantees and undrawn balances classified in stage 3	1,521	1,517	1,776
Doubtful exposure of loans and advances to customers at fair value through profit or loss	13	9	9
Total risk	1,157,274	1,133,898	1,124,121
Impaired and non-impaired gross loans and advances to customers	1,076,195	1,059,135	1,058,688
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	81,079	74,763	65,433
Annual report 2024    496

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Credit risk (II) (EUR million and %)
	2024	2023	2022
NPL coverage ratio	64.8%	65.9%	67.5%
Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	22,835	23,490	23,418
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	22,125	22,788	22,684
Total allowances to cover impairment losses on customer guarantees and undrawn balances	710	702	734
Credit impaired customer loans and advances, guarantees and undrawn balances	35,265	35,620	34,673
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	33,568	33,821	32,617
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	163	273	271
Customer guarantees and undrawn balances classified in stage 3	1,521	1,517	1,776
Doubtful exposure of loans and advances to customers at fair value through profit or loss	13	9	9

Cost of risk	1.15%	1.18%	0.99%
Underlying allowances for loan-loss provisions over the last 12 months	12,333	12,458	10,509
Allowances for loan-loss provisions over the last 12 months	12,685	12,932	10,836
Adjustments to loan-loss provisions for items outside ordinary course of businesses	-352	-474	-327
Average loans and advances to customers over the last 12 months	1,075,821	1,059,566	1,059,972

NPL ratio (EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.18	20,468	643,782	3.21	20,961	652,382
Digital Consumer Bank	5.07	10,992	216,613	4.75	9,831	207,107
Corporate & Investment Banking	0.86	2,068	241,078	1.36	3,007	221,593
Wealth Management & Insurance	0.67	169	25,226	1.40	330	23,612
Payments	5.14	1,266	24,615	5.02	1,191	23,710
PagoNxt
Cards	5.25	1,235	23,526	5.11	1,151	22,513

Europe	2.15	13,774	640,094	2.32	14,495	624,696
Spain	2.68	7,672	285,883	3.06	8,529	278,569
United Kingdom	1.33	3,299	248,061	1.42	3,518	247,360
Portugal	2.40	993	41,418	2.59	1,024	39,503
Poland	3.66	1,636	44,704	3.55	1,397	39,329
DCB Europe	2.50	3,527	141,312	2.12	2,877	135,608
North America	4.22	8,375	198,607	4.09	7,805	190,720
US	4.72	7,012	148,643	4.57	6,303	137,893
Mexico	2.71	1,352	49,927	2.82	1,489	52,785
South America	5.42	9,287	171,301	5.72	10,142	177,380
Brazil	6.14	6,418	104,519	6.56	7,479	113,937
Chile	5.37	2,394	44,590	5.01	2,332	46,565
Argentina	2.06	173	8,411	1.99	78	3,903
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances.
Denominator: total risk.
PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.
Annual report 2024    497

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

NPL coverage ratio (EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	58.4	11,949	20,468	61.4	12,868	20,961
Digital Consumer Bank	73.6	8,088	10,992	76.5	7,521	9,831
Corporate & Investment Banking	39.3	812	2,068	41.2	1,240	3,007
Wealth Management & Insurance	80.3	135	169	29.3	97	330
Payments	140.1	1,774	1,266	139.8	1,665	1,191
PagoNxt
Cards	141.9	1,752	1,235	142.1	1,636	1,151

Europe	50.2	6,909	13,774	49.3	7,147	14,495
Spain	52.6	4,039	7,672	49.1	4,185	8,529
United Kingdom	29.3	967	3,299	30.3	1,066	3,518
Portugal	79.4	789	993	82.7	847	1,024
Poland	61.9	1,013	1,636	73.3	1,024	1,397
DCB Europe	82.5	2,910	3,527	88.0	2,532	2,877
North America	69.7	5,836	8,375	73.8	5,763	7,805
US	63.8	4,471	7,012	67.7	4,265	6,303
Mexico	100.4	1,358	1,352	100.0	1,489	1,489
South America	76.5	7,103	9,287	78.4	7,948	10,142
Brazil	82.7	5,311	6,418	84.7	6,338	7,479
Chile	49.9	1,196	2,394	52.7	1,230	2,332
Argentina	177.1	307	173	165.7	128	78
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances.
PagoNxt's coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk (EUR million and %)
	2024			2023
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	0.92	5,845	632,300	1.02	6,540	638,166
Digital Consumer Bank	2.16	4,562	210,747	2.04	4,106	201,376
Corporate & Investment Banking	0.10	174	180,565	0.10	165	168,553
Wealth Management & Insurance	0.18	41	23,264	(0.08)	(17)	22,366
Payments	7.39	1,714	23,183	7.22	1,666	23,060
PagoNxt
Cards	7.64	1,698	22,225	7.44	1,642	22,058

Europe	0.32	1,862	590,624	0.44	2,533	582,256
Spain	0.50	1,259	249,759	0.62	1,522	246,660
United Kingdom	0.03	64	251,348	0.10	247	251,362
Portugal	0.03	11	38,454	0.20	77	38,546
Poland	1.38	511	37,138	2.08	674	32,385
DCB Europe	0.88	1,209	137,165	0.62	792	128,583
North America	2.04	3,786	185,873	2.05	3,733	182,037
US	1.82	2,507	137,581	1.92	2,593	135,190
Mexico	2.64	1,277	48,439	2.43	1,135	46,729
South America	3.50	5,478	156,397	3.36	5,401	160,644
Brazil	4.51	4,487	99,532	4.77	4,701	98,555
Chile	1.19	497	41,582	0.80	365	45,637
Argentina	4.59	284	6,190	6.64	150	2,262
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers over the last 12 months.
PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.
Annual report 2024    498

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share (Tangible net asset value per share)	Tangible book value A	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
Number of shares excluding treasury stock
Price to tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share
LTD ratio (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
Customer deposits
Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.
PAT + After tax fees (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Asset Management and Santander Insurance to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to the Group’s profit.
A. Tangible book value = Stockholders’ equity (excl. minority interests) - intangible assets.

Others (EUR million and %)
	Dec-24	Dec-23	Dec-22
TNAV (tangible book value) per share	5.24	4.76	4.26
Tangible book value	79,342	75,552	70,459
Number of shares excl. treasury stock (million)	15,137	15,886	16,551

Price to tangible book value per share (X)	0.85	0.79	0.66
Share price (euros)	4.465	3.780	2.803
TNAV (tangible book value) per share	5.24	4.76	4.26

Loan-to-deposit ratio	100%	99%	103%
Net loans and advances to customers	1,054,069	1,036,349	1,036,004
Customer deposits	1,055,936	1,047,169	1,009,722

	2024	2023
PAT + After tax fees (in Wealth) (Constant EUR million)	3,399	3,039
Profit after tax	1,728	1,518
Net fee income net of tax	1,671	1,521

Annual report 2024    499

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Impact of exchange rate movements on profit and loss accounts
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the real changes in euros in the income statement as well as the changes excluding the exchange rate effect (i.e., "excluding FX" or "constant euros"), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2024 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
Impact of exchange rate movements on the balance sheet
The Group presents, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros") for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries and regions both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances, into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2024 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
Due to the significant divergence between the official Argentine peso exchange rate and other macroeconomic magnitudes, mainly inflation, we applied an alternative exchange rate to 2024 results which reflects the exchange rate observed in transactions ordered between market participants under the prevailing economic conditions, such as the repatriation of dividends from businesses in Argentina. This alternative exchange rate takes the dollar contado con liquidación rate (CCL) as a reference, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds). At the end of the year, the value of this exchange rate did not significantly differ from other market rates or the official exchange rate.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro/currency parity
	Average (income statement)		Period-end (balance sheet)
	2024	2023	2024	2023
US dollar	1.082	1.081	1.039	1.105
Pound sterling	0.846	0.870	0.829	0.868
Brazilian real	5.809	5.397	6.427	5.365
Mexican peso	19.723	19.158	21.554	18.691
Chilean peso	1,020.473	906.417	1,032.560	965.192
Argentine peso A			1,232.389	893.635
Polish zloty	4.305	4.538	4.275	4.343
A.Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. For 2024 data, we apply an alternative exchange rate for the Argentine peso that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods).

Annual report 2024    500

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Impact of inflation on operating expenses
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in operating expenses in euros; ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above; and iii) the changes excluding the exchange rate effect minus the effect of average inflation over the year except for Argentina as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last 12 months for each country and, for the regions and global businesses, as the weighted average the inflation rate of each country comprising the regions or global business, weighted by each country's operating expenses in the region or global business. For the Group, the global businesses and South America, we exclude the impact of inflation in Argentina from the calculation of the region's average inflation as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.

The table below shows the average inflation rates calculated as indicated.

Average inflation 2024 (%)
Average inflation last 12 months
Retail & Commercial Banking A	3.4
Digital Consumer Bank A	2.7
Corporate & Investment Banking A	3.2
Wealth Management & Insurance A	3.1
PaymentsA	3.3

Europe	2.8
Spain	2.8
United Kingdom	2.5
Portugal	2.4
Poland	3.7
DCB Europe	2.4
North America	3.7
US	3.0
Mexico	4.7
South America A	3.9
Brazil	4.4
Chile	4.3
Total Group A	3.3
A.Excluding the impact of inflation in Argentina.
Annual report 2024    501

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

RISK MANAGEMENT AND COMPLIANCE
Annual report 2024    502

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Our risk management and compliance is key to making us a solid, safe and sustainable bank that helps people and businesses prosper
2024 Highlights

→Credit quality indicators improved despite the macro and geopolitical scenario.		→The operational risk profile did not show significant changes in the year, maintaining a focus on risks related to process execution, suppliers and cyberrisk.
NPL ratio 3.05% -9 bp /2023	Cost of risk 1.15% -3 bp /2023

→In compliance risk, our profile remained stable, with continuous progress in enhancing the Group's FCC risk profile and proactive management of conduct related risks to support delivering effective customer outcomes.

→VaR remained at moderate levels in an economic context marked by geopolitical risk and the evolution of inflation. Robust and diversified liquidity buffer.

Avg. VaR €17.1 Mn +5.4 Mn /2023	LCR ratio[1] 168%
→During 2024, technological transformation was strengthened and the model risk function was simplified, making it more efficient. Additionally, the model inventory was reviewed from the perspective of the five global businesses, seeking effective management aligned with the Group's strategy.

→Capital optimization with updated models that allow for better capital allocation in our businesses.

Fully-loaded CET1 ratio[2] 12.8% +51 bp /2023	RWAs €625 Bn +1 Bn /2023
→In strategic risk, we focused on monitoring the evolution and potential impact of geopolitical risks, and on effectively challenging our three-year financial plan and strategic initiatives to support the Group's transformation.

[1] Group LCR: Calculated since 2024 to better reflect the restrictions to transferability of assets, using an internal methodology that determines the minimum common coverage percentage simultaneously across all the Group’s jurisdictions, considering all existing restrictions on liquidity transfer in third countries.
[2] Fully-loaded IFRS 9.

Annual report 2024    503

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Annual report 2024    504

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

1. RISK MANAGEMENT AND CONTROL MODEL
Our risk management and control model is underpinned by common principles, a solid risk culture, a clear governance structure and advanced management processes for different risk types.
Robust corporate governance is crucial to the functioning of banks and, especially, to risk management. According to regulatory requirements, Grupo Santander's governance structure and risk management enable the board of directors and top management to receive accurate information, make decisions on strategy and oversee every risk to which the bank is exposed to check consistency with our risk appetite and set limits.
1.1 Risk principles and culture
Grupo Santander's risk management and control must follow these mandatory principles and our risk culture (Risk Pro), which consider regulatory requirements and best market practices:
1.All employees are risk managers who must understand the risks that their work can pose and avoid taken risks that will exceed the Group’s risk appetite or have an unknown impact.
2.Senior managers must be involved to promote consistent risk management and control through their conduct, action and communications, as well as reviewing our risk culture and making sure we keep our risk profile within risk appetite.
3.Independence of risk management and control functions, according to our three lines of defence model (described in detail in section 1.3 'Risk and compliance governance') and with clearly defined roles and responsibilities.
4.We take a forward-looking, comprehensive approach for all businesses and risk types, which should be proactive and analyse trends over different time periods and under different scenarios.
5.Effective information management to identify, assess, manage and disclose risks at appropriate levels.

Risk culture - Risk Pro
One of the pillars of the Group's culture, The Santander Way, is our solid risk culture, Risk Pro (or 'I AM RISK' in the US), which is a key lever of the Group's purpose to help people and businesses prosper.
Risk Pro is each employee’s accountability for the risks taken in their day to day and their individual contribution to identifying, assessing and managing risks properly and responsibly. In addition, it is part of all stages of the employee life cycle: recruitment, training, day-to-day activities, remuneration, and recognition.
Because communication is a key tool in embedding our risk culture, in 2024 we enhanced all units’ communications and awareness plans in this area.

For more details about Group's risk culture, see the section '4.1. Corporate culture' of the 'Sustainability statement'.

1.2 Key risk types
Grupo Santander has suitable procedures in place to identify, measure, manage, control and report the risks that we are exposed to in our day-to-day operations and under special circumstances.
The Risk and Compliance functions follow internal regulations for each type of risk. These regulations define the processes, tools, responsibilities, roles, and governance requirements necessary to establish our control environment.
Annual report 2024    505

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Our corporate risk framework defines each key risk type. They are (click on each one type for more details):

Credit risk	Operational risk

Market risk	Financial crime risk

Liquidity risk	Model risk

Structural risk	Reputational risk

Strategic risk

ESG risk factors

Given the cross-cutting impact that ESG (environmental, social and governance) risk factors can have on the different types of risks that exist in different time horizons, our ESG risk management requires a comprehensive view to be able to manage and control these risks correctly, align with the Group’s sustainability strategy, and meet regulatory requirements and supervisory expectations.

For more details about ESG factor management, see the section '2.3 Embedding ESG in risk management' of the 'Sustainability statement'.
1.3 Risk and compliance governance
Our risk and compliance governance structure emanates from our board of directors and is set up to promote autonomy between management and control functions according to our three lines of defence model. Our units’ adherence to corporate frameworks gives us a common governance model that we replicate across our footprint.
Lines of defence
Grupo Santander’s risk governance keeps the functions of each line of defence separate to manage and control risks effectively. This model is key to ensuring that the Group remains robust, secure and sustainable.

1st
The business and support functions that take or originate risks are primarily responsible for managing them. The first line detects, measures, controls, monitors and reports on the risks it originates according to internal risk management policies, models and procedures. Risk management must be consistent with the approved risk appetite and related limits. The first line of defence executes the mitigation plans for the risks where we have identified shortcomings in their control environment.

2nd
The second line of defence, comprising the risk and compliance functions, independently oversees and challenges risk management at the first line of defence. Its duties include promoting that risks are managed according to the senior management approved risk appetite, and strengthening our risk culture across the Group. The second line of defence must supervise and challenge the control environment implemented by the first line.

3rd
The third line of defence, which is the Internal Audit functions, is fully independent to give the board and senior management assurance of high-quality and efficient internal control, governance and risk management to verify that we comply with the law and to preserve our value, solvency and reputation.

Risk, compliance and internal audit functions are sufficiently separate and independent from each other. Each function has direct access to the board and its committees. The risk and compliance functions report to the risk supervision, regulation and compliance committee and the internal audit function reports to the audit committee.
Risk and compliance committees' structure
The Group’s risk and compliance governance covers our day-to-day operations and special situations. It is supported by a clearly defined committee structure, from the board of directors and board committees to top level committees and lower level forums.
Our governance aims to facilitate effective and efficient decision-making on risks, oversee risk control, and check that we manage risks according to the risk appetite set by the Group and subsidiary boards of directors. To achieve these aims, our risk and compliance governance keeps risk control and risk-taking separate.
The board of directors has final oversight of risk and compliance management and control to promote a sound risk culture and to review and approve risk appetite and policy, with support from its risk supervision, regulation and compliance committee (RSRCC) and its executive committee.

For more details, see section 4.8 ‘Risk supervision, regulation and compliance committee activities in 2024’ on 'Corporate governance' chapter.
Annual report 2024    506

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Board level:	Board of directors

	Risk management	Risk control

	Executive committee	Risk supervision, regulation and compliance committee

Executive level:	Executive risk committee (ERC)	Risk control committee (RCC)	Compliance and conduct committee

Chair:	CEO	CRO	CCO

Frequency:	Weekly	Monthly	Monthly

Fora:	•Model approval forum •Risk proposal forum	•Market, structural, liquidity and capital risk control forum •Credit risk control forum •Provisions forum	•Corporate product governance forum •Financial crime compliance forum
Our governance structure includes key positions and executive level committees that enable us to perform effective risk control and oversight.
The Group chief risk officer (CRO), who leads the implementation and execution of our risk strategy and promotes proper risk culture, is in charge of overseeing all risks, as well as challenging and advising business lines on risk management.
The Group chief compliance officer (CCO) leads the implementation and execution of the compliance risk strategy and is in charge of overseeing the risks within their purview and reporting on them to the CRO.
The CRO and the CCO report directly to both the risk supervision, regulation and compliance committee and the board of directors.
The executive risk committee, the risk control committee and the compliance and conduct committee are executive committees with powers delegated from the board.
Executive risk committee (ERC)
The ERC manages risk with board-given authority to accept, modify or escalate the important models as well as actions and transactions that may pose significant risk to the Group. It makes the highest-level risk decisions, mindful of risk appetite. It is formed of the CEO and other senior managers from the Risk, Finance and Compliance areas. The CRO can veto the committee’s resolutions.
Risk control committee (RCC)
The RCC controls and provides a holistic overview of risks. It makes sure business lines are managed according to the board-approved risk appetite. It also determines and checks the impact of existing and emerging risks on Grupo Santander's risk profile. It is formed of senior officers from the Risk, Compliance, Financial Accounting and Control, and other areas. From time to time, subsidiary-level CROs to report the committee on their risk profile.
Compliance & conduct committee
This committee monitors and reviews compliance risk management and oversees corrective measures for new risks and risks detected among management-related deficiencies. It is formed of senior officers from the Compliance, Risk, Financial Accounting and Control, and other areas. The chair holds the casting vote over the committee’s resolutions.
Executive-level committees delegate some duties to management and control fora and meetings (see chart above) that:
•inform the CRO, the CCO, the risk control committee, and the compliance and control committee if risks are being managed within risk appetite;
•regularly monitor each key risk type; and
•oversee measures to meet supervisors' and auditors’ expectations.
In 2024, the reputational risk forum was embedded in the compliance committee as a simplification proposal suggested. Recurrent updates on these reputational risk matters are presented to the compliance committee.
Grupo Santander can establish additional governance measures for special situations. We have upgraded the monitoring of all risks, with special attention to the main macroeconomic indicators,
Annual report 2024    507

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

liquidity, vulnerable sectors and customers, cybersecurity reinforcement, among other areas. The special situations forums we have set up are enabling us to cope with the geopolitical and macroeconomic environment landscape resiliently.
Group-subsidiary relations
Grupo Santander subsidiaries’ risk and compliance management and control model is consistent with the frameworks approved by the Group board of directors. Subsidiaries adhere to the frameworks through their own boards and can only adapt to higher standards according to local law and regulation.
As part of our aggregate risk oversight, we challenge and ratify subsidiaries’ internal regulation and transactions to create a common risk management and control model across the Group.
The risk and compliance functions will continue to support the businesses and oversee risk control both globally and locally. Throughout the year, we continued to build on our group-subsidiary governance model (GSGM) by leveraging our global scale to uncover synergy under a common operating model and platform. The model promotes process simplification and more enhanced control to help grow the business.
The GSGM sets out the principles that govern the relationship between Group and subsidiary key positions to safeguard the independence of the second lines of defence in local units. The CRO, the CCO and regional heads of risk are involved in appointing, setting objectives for, reviewing and compensating their country-unit counterparts and assessing whether risks are properly controlled.

Our subsidiaries work together to strengthen group- subsidiary relations effectively through these common initiatives:
•Enhancing organizational structures based on subsidiary benchmarks and strategic vision to promote more advanced risk management infrastructures and practices;
•Exchanging best practices to strengthen processes and drive innovation to have a quantitative impact;
•Promoting internal talent and encouraging geographic and functional mobility, which we placed special emphasis on in 2024. Continuous investment in our risk employees’ development and promoting diverse teams and a global outlook are key to boosting risk expertise across our footprint.

For more details on our relationship with our subsidiaries, see section 7. ‘Group structure and internal governance’ of the 'Corporate Governance' chapter.
1.4 Risk management processes and tools
In the following section, we describe Grupo Santander's processes and tools to carry out effective risk management.
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
The risk appetite is expressed through qualitative statements and quantitative limits and metrics representative of the bank’s risk profile. Those metrics cover all key risk types according to our corporate risk framework. We articulate them in five axes that provide us with a holistic view of all risks we incur in the development of our business model:

Key risks
Risk Appetite axes	Credit risk	Market risk	Liquidity risk	Structural risk	Operat. risk	Financial Crime Risk	Model risk	Reputat. risk	Strategic risk

P&L volatility	Control of P&L volatility associated with business plan under baseline and stressed conditions

Solvency	Control of capital ratios under baseline and stressed scenarios (aligned with ICAAP)

Liquidity	Control of liquidity ratios under base and stress scenarios (aligned with ILAAP)

Concentration	Control of concentration levels in customers, sectors and portfolios

Non financial risks & control environment	Solid controls on non financial risks aimed to minimize financial, operative, technological losses, as well as legal and regulatory breaches, and conduct events or reputational damage

Annual report 2024    508

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Our risk appetite and business model rests on:
•a medium-low, predictable target risk profile, customer focus, internationally diversified operations and a significant market share;
•stable, recurrent earnings and shareholder remuneration, sustained by a sound base of capital, liquidity and sources of funding;
•autonomous subsidiaries that are self-sufficient in terms of capital and liquidity to safeguard their risk profiles against compromising the Group’s profile;
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

For more details on these exercises see sections ‘Management and control model’ 5.2 Operational risk management' and '8.3 Emerging risks'.
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

RAF

RAS (Risk appetite statement and limits)
Group's RAS

	RAS Unit 1	RAS Unit 2	RAS Unit n

RAF (Management limits)
Global limits & policies	Risk limits & policies Unit 1	Risk limits & policies Unit 2	Risk limits & policies Unit n

RAF Risk appetite framework

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
Annual report 2024    509

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Risk profile assessment (RPA)
Risk identification and assessment activities, and risk profile calculation extend to all types of risks arising from the entity's activities. The risk framework, reviewed annually, defines the key risk types resulting from the Group's main risk identification and assessment exercises.
Risk identification encompasses all processes aimed at detecting risks and vulnerabilities, both internal and external, to which the Group is exposed. These processes enable the responsible functions to become aware of these risks and form the starting point for effective management and control.
Risk assessment includes processes through which the relevance of identified risks is determined, quantitatively and/or qualitatively, considering both inherent risk (before considering the effects of associated mitigant and controls) and residual risk levels.
We systematically evaluate the Group's risk profile and its subsidiaries using a unique RPA methodology, based on the fundamental principles of the risk identification and assessment model: responsibility of all functions, efficiency, common methodologies, completeness in covering all risks, materiality, and orientation towards corrective and mitigation actions.
The calculation of the risk profile according to this methodology generates results through a scoring system composed of four materiality categories: low, medium-low, medium-high and high. This allows for monitoring the risk appetite approved by the board. Additionally, it provides a holistic view of all risks at a given point in time, enabling the identification of management weaknesses and potential deviations from the business plan, on which corrective actions can be taken. It provides evidence of prudent risk management, confirming strong solvency ratios and comfortable liquidity levels.
Our objective is to maintain a medium-low risk profile, stable in an environment dominated by market volatility, a gradual decline in inflation, and ongoing geopolitical tensions. Prudent and forward-looking risk management means strong profitability indicators and credit quality at year-end, as well as a solid liquidity risk profile.
Scenario analysis
Scenario analyses enable us to measure the resilience of our balance sheet, financial statements and our capital adequacy under stressful conditions. We use the findings of these analyses to review our risk appetite and draw up actions to mitigate expected losses or, if needed, to reduce capital and liquidity.
Scenario analyses also enable senior management to comprehend the nature and scope of the vulnerabilities to which the Group is exposed in the execution of its business plan.
Our Research department plays a key role in determining scenarios, macroeconomic variables and other factors that can affect our risk profile in our markets.
We conduct a systematic review of our risk exposure under base, adverse and favourable scenarios that predict an impact on solvency and liquidity. These exercises are fundamental to our processes:
•Regulatory exercises based on EU and domestic supervisors' guidelines.
•Business planning to help set the Group’s risk strategy and profile, with:
•internal capital and liquidity adequacy assessment processes (ICAAP and ILAAP) that measure capital and liquidity in various scenarios;
•budget and strategic planning when implementing a new risk approval policy, in assessing the risk profile or when monitoring specific portfolios and business lines;
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
•Recurrent risk management also uses scenario analyses for:
•provisions estimates, which involve adjusting the value of credit operations due to existing or prospective risk factors that have not been considered in the initial approval and rating process, both for individual customers and for the portfolio as a whole; and
•regular credit and market risk stress tests that simulate changes in expected losses to estimate required capital and absorb unexpected losses.

For more details on scenario analysis, see sections 3.2 ‘Market risk management’ and 3.6 'Liquidity risk management' and section 'Expected loss estimation' in Note 54 to the consolidated financial statement.

•Climate change scenario analysis, for which we have embedded the scenarios defined by the Network for Greening the Financial System (NGFS), by Representative Concentration Pathways (RCP) and by the Intergovernmental Panel on Climate Change (IPCC), which our Research department integrates and expands by adjusting them to more specific variables by country and sector to offer a more complete and tailored view of our portfolios.
This enables us to boost our forward-looking capabilities to quantify the impact on our customers of a transition to a lower greenhouse gas emissions economic model, as well as potential physical risk events.
To make stress testing more consistent and robust:
•Our three lines of defence and senior management are involved in scenario analysis governance and oversight.
•The models we develop estimate future metric values (e.g. credit losses).
•Our backtesting and reverse stress exercises challenge model outcomes regularly.
•Our teams contribute expert opinions and a vast understanding of portfolios.
•And we thoroughly monitor models, scenarios, assumptions, results and mitigating management measures.
Annual report 2024    510

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Amid an economic 'soft landing', where falling inflation is paving the way for central banks to cut interest rates; the unfolding of armed conflicts; election outcomes; early signs of GDP weakness in some economies; and the effects of floods in Brazil, hurricanes in the US, flash floods in Spain and other climate events, scenario analysis proved vital in 2024 to identify and manage correctly the potential impacts of these events on our portfolios.
We boosted our management and forecasting capacity by drawing up action points, adapting our strategy to maintain solvency levels and considering our more vulnerable customers due to the macroeconomic environment and some specific events.
Risk reporting structure
In order for senior management to have a complete and up-to-date view of the risk profile for proper decision-making, we report recurrently and in a consolidated manner on current and future risks. Reporting is comprehensive and dynamic, adapts to needs, and prioritizes all significant risks in a timely and appropriate manner.
Our reports cover every risk included in our corporate risk framework, with all necessary considerations for their proper risk assessment. They also provide a consolidated view of all risks, maintaining the quality and consistency of information according to our corporate data framework.
Our risk reporting structure continues to strike a balance between data, analysis and qualitative commentary, incorporating forward-looking measures, risk appetite information and limits, emerging risks, and other elements.
We continue to enhance our reporting with simpler, automated processes and tighter controls that adapt to new needs. In 2024, we continued to report and monitor all the impacts of ongoing armed conflicts and natural disasters; escalated cases of risk from macroeconomic and geopolitical volatility; and paid close attention to every emerging risk that could have a direct or indirect impact on the Group. Moreover, we adapted reporting by embedding the global businesses to be consistent with the Group’s strategic objectives and round off the existing geographical view.
1.5 Internal control system
Our internal control system (ICS) comprises the risk and control procedures that the board of directors, senior management and the rest of our employees perform as part of scheme of individual responsibilities. Its aim is to provide reasonable guarantee regarding the operational efficiency; the reliability of financial and sustainability reports; and compliance with internal policies, by acting responsibly and covering every process across the organization (business, risk and support areas).
Our ICS is consistent with the most demanding international standards and follows the guidelines set out by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). We base it on these principles:
•Tone at the top: the board of directors oversees the ICS's integrity, while senior management sets an appropriate ICS. Both groups work to raise awareness of the ICS's importance, especially in new initiatives (transformation projects, regulatory compliance, and others).
•Risk Control Self-Assessment (RCSA): it is where we identify, document and assess the ICS’s risks and controls to measure — dynamically and proactively — the likelihood and exposure of each operational risk related to our targets once we’ve assessed the effectiveness of the control that mitigates such exposure.
•Oversight: ongoing review of the ICS’s effectiveness as well as the management of material deteriorations and oversight of the mitigation plans drawn up to resolves any issues correctly. Monitoring the implementation of the ICS helps to reinforce its robustness and effectiveness.
•Governance & reporting: to make sure that we adopt accurate and clear information, and disclosure procedures for decision-making, as well as form strict governance to assess the status and performance of the ICS continuously.
To establish a robust control environment, the first line of defence:
•identifies and documents risk and control based on its knowledge and understanding of its businesses and processes. This covers the risks that we face in performing our activities and achieving the targets we set; and the controls we need to mitigate risks.
•keeps our ICS dynamic to reflect the Group’s reality, the risks that affect us, and the controls to mitigate them; and
•assesses the effectiveness of internal controls and exposure to risks, and sets and monitors the mitigation of control shortcomings and undesired exposure.
We run all of this on our Heracles system to provide a comprehensive view of Santander's ICS.
As the second line of defence, the Internal Control function:
•sets the standards and methodology for, and oversees the implementation of, the Group’s ICS. This will help safeguard the suitability and integrity of the internal risks and controls that each function sets to provide reasonable guarantee regarding the achievement of targets.
•oversees and challenges the ICS’s effectiveness by monitoring its main shortcomings, unwanted risk exposure and the correct execution of mitigation plans.
•reports a comprehensive overview of the internal control environment regularly to senior management and governance bodies to enhance our risk management.
We compile the key conclusions and main shortcomings of the RCSA in a report to submit to the CRO, CAO and governance bodies. The report outlines whether we have overcome those shortcomings correctly or have remediation plans in place to do so. It helps the CEO, CFO and CAO decide on the ICS’s effectiveness according to the Sarbanes-Oxley Act (SOx).

Annual report 2024    511

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2. CREDIT RISK
2.1 Introduction
Credit risk is the risk of financial loss when a customer or counterparty whom Santander has financed or has a contractual obligation with defaults or loses creditworthiness. It includes counterparty risk, country risk and sovereign risk and generates the most exposure and capital consumption.
2.2 Credit risk management
We take a holistic view of the credit risk cycle, including the transaction, the customer and the portfolio to identify, analyse and make decisions about credit risk.

Credit risk identification facilitates active and effective portfolio management. We classify external and internal risk in each business to adopt any corrective or mitigating measures through:

1
Planning
Strategic commercial plans (SCPs) are a risk management and control tool the business and risk areas prepare for different credit portfolios. It helps us determine business targets, risk policies, infrastructure, to have a holistic view of the portfolios, and draw up actions plans aligned with our risk appetite statement.

2
Risk assessment and credit rating
Risk approval depends on the applicant’s ability to repay the debt, for which we review their regular sources of income, including funds and net cash flows from any businesses. The credit quality assessment models are based on the credit rating engines for each of our segments.

3
Scenario analysis
Scenario analyses determine potential risks in credit portfolios; give us a better understanding of their performance under various macroeconomic and environmental conditions; and enable us to bring forward and employ management strategies to avoid future deviations from set targets.

4
Monitoring
Our holistic, regular monitoring of every customer enables us to track credit quality, spot risk trends early and check business performance against original plans, which are key to credit risk management.

5
Mitigation techniques
We approve risk according to a borrower’s ability to make due payment, regardless of any additional collateral or personal guarantees we may require. We always consider guarantees or collateral as a reinforcement measure to mitigate a loss if the borrower defaults on their payment obligation.

6
Collections and recoveries
The Collections & Recoveries area draws up a strategy based on local economic conditions, business models and other recovery-related particulars. For effective and efficient recoveries management, the area segments customers based on certain aspects and the use of new digital channels.

For more details on the credit cycle, see the 'Credit risk management' section in Note 54 to the consolidated financial statement.
Annual report 2024    512

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

2.3 Key metrics
During 2024, increasing geopolitical tensions, different electoral processes, uncertainty associated with the pace of inflation decline, the cut in interest rates by central banks in some geographies, as well as uncertainty about economic growth, have marked market behaviour.
Although the financial system, in general terms, has benefited throughout much of the year from the increase in credit margins, it is also facing certain adverse factors (headwinds) related to lower loan demand, deterioration in credit quality, and potential increase in credit losses due to the reduction in disposable income of households, despite the strength of labor markets, as fiscal policies that have supported families and businesses are being withdrawn.

The macroeconomic outlook has influenced Grupo Santander's performance and led us to strengthen our credit risk control framework with a more anticipatory vision in all processes, in order to strengthen our resilience to possible future economic disruptions. Our geographical and business diversification, prudent balance sheet management, and proactive risk management, among others, help us face this challenging environment.
Our credit risk maintained a strong, diversified balance of mature and emerging markets: Europe (56%), North America (17%), South America (15%) and Digital Consumer Bank Europe (12%).
The distribution of credit risk by global businesses (including gross loans to customers, guarantees, and documentary credits) is shown below:

Main credit risk performance metrics from our activity with customers Dec. 24 data
	Credit risk with customersA (EUR million)			Impaired loans (EUR million)			NPL ratio (%)
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Retail & Commercial Banking	643,782	652,382	657,201	20,468	20,961	22,033	3.18	3.21	3.35
Digital Consumer Bank	216,613	207,107	197,290	10,992	9,831	8,027	5.07	4.75	4.07
Corporate & Investment Banking	241,078	221,593	218,691	2,068	3,007	2,457	0.86	1.36	1.12
Wealth Management & Insurance	25,226	23,612	23,177	169	330	159	0.67	1.40	0.69
Payments	24,615	23,710	21,938	1,266	1,191	1,103	5.14	5.02	5.03
Total Grupo	1,157,274	1,133,898	1,124,121	35,265	35,620	34,673	3.05	3.14	3.08

	NPL Coverage Ratio (%)			Net loan-loss provisionsB (EUR millions)			Cost of riskC (%)
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Retail & Commercial Banking	58.4	61.4	61.6	5,845	6,540	5,887	0.92	1.02	0.89
Digital Consumer Bank	73.6	76.5	90.9	4,562	4,106	3,222	2.16	2.04	1.69
Corporate & Investment Banking	39.3	41.2	35.3	174	165	257	0.10	0.10	0.16
Wealth Management & Insurance	80.3	29.3	78.5	41	(17)	21	0.18	-0.08	0.09
Payments	140.1	139.8	140.1	1,714	1,666	1,132	7.39	7.22	5.76
Total Grupo	64.8	65.9	67.5	12,333	12,458	10,509	1.15	1.18	0.99
Total Group includes Corporate Centre.
A.Includes gross loans and advances to customers, guarantees and documentary credits
B.Loan-loss provisions net of post write-off recoveries (EUR 1,606 million).
C.Cost of risk calculated as the ratio of loan-loss provisions over the past 12 months / average customer loans and advances of the last 12 months.

For more details on secondary segments, see 2. 'Main aggregates and variations' section in Note 54 to the consolidated financial statement.
Credit quality in December 2024 was as follows:
The NPL ratio stood at 3.05% (-9 bps versus 2023 year end), since the impaired loans remained stable, reaching EUR 35,265 million, with increase in Consumer and Payments, which were offset by the positive behaviour in Retail, CIB and Wealth. Gross credit risk with customers (total risk) grew 2.1% in 2024 to EUR 1,157 million, owing mainly to the strong performance of CIB.
Per IFRS 9 guidelines, Group loan-loss provisions for 2024 amounted to EUR 12,333 million, 1% less than the previous year despite normalization in Consumer, an increase in provisions for Swiss Franc mortgages in Poland, and an increase in Wealth (after registering net releases in 2023), which was partially offset by a strong performance in Retail (in Europe). In general, our credit profile in the global businesses and markets remained positive.
The cost of risk stood at 1.15% (-3 bps versus 2023 year end), in line with our target for the year, due to the good performance of loan-loss provisions and total risk.
The NPL coverage ratio fell to 65%, with loan-loss reserves standing at EUR 22,835 million. Coverage remains at a comfortable level, considering that 66% of the Group’s portfolio is backed by collaterals.
Annual report 2024    513

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

To alleviate the mortgage burden for clients considered vulnerable, since the rates reduction, derived from the decreases in official rates in some countries, has not yet been applied to the entire portfolio, the Group maintains the aid measures proposed by various governments, and particularly in Spain, the ICO lines for those affected by the flash floods and the promotion of social housing.

For more details on segments, see section '4.1 Description of segments' of the 'Economic and financial review' chapter.
Our credit risk management performance within the five global businesses at 2024 year end was as follows:

Retail & Commercial Banking
The Retail portfolio mainly comprises high quality mortgages (90% of which have a loan to value ratio of lower than 80%) and a corporate portfolio in which around 50% is backed by collateral or real estate guarantee.
Portfolio distribution by region and by performing loans and credit impaired
Dec.24
The Retail credit risk with customers is distributed between Mortgages (52%), Corporates (24%), SMEs (14%), and Other individuals (10%).
The NPL ratio decreased 3 bps to 3.18%, owing to a 2.4% decrease in impaired loans mainly in Mexico, the UK and Spain on the back of non-performing portfolio sales, partially offset by growths in South America and the US . The credit risk with customers (total risk) fell slightly in the year (-1.3%).
Loan-loss provisions in 2024 fell 11% in comparison with the same period in 2023, largely due to strongly performing European portfolios, which were partially offset by an increase, due to normalization in Mexico and Chile.
The cost of risk decreased 10 bps to 0.92% in comparison with 2023, explained by the positive loan-loss provision effect.
The NPL coverage ratio fell slightly to 58%. Since Retail includes the mortgage portfolios for Spain and the UK, which are backed by quality collateral, this ratio is at a suitable level versus the portfolio risk.

Digital Consumer Bank
Digital Consumer Bank brings together all our consumer finance businesses in Europe and the Americas, and also includes Openbank, Open Digital Services (ODS) and SBNA Consumer. The portfolio mainly comprises auto loans (80% of the total) that originate from our strategic alliances with manufacturers, the leasing business, and consumer loans.
In the second half of the year, we launched a new digital proposition in the US under the Openbank brand. This launch will help ramp up the execution of our profitable growth strategy for the US by capturing deposits to provide liquidity to our auto lending subsidiary.
Portfolio distribution by region and by performing loans and credit impaired
Dec.24
The NPL ratio stood at 5.07%, up 32 bps in comparison to 2023, owing to an increase in impaired loans mainly in the United States and Europe, which the growth in credit risk with customers (total risk) could not offset because of lower auto loan volume in Europe and the US.
Loan-loss provisions in 2024 grew 11% in comparison with the same period in 2023, due to normalization in Europe, higher volume in Latin America, an increase in the coverage of the Swiss franc mortgage portfolio, lower portfolio sales, and less regulatory burden.
The cost of risk climbed 12 bps to 2.16% in comparison with December 2023; the growth in loan-loss provision could not offset by credit risk with customers (total risk) growth (+4.5%)
Annual report 2024    514

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The NPL coverage ratio fell slightly to 74%, which is considered a comfortable level considering the positive effect of the evolution of vehicle prices and the increased weight of the guaranteed loan portfolio, mainly in the US.

Corporate & Investment Banking
Corporate & Investment Banking is a wholesale business in which over 85% of our customers have a credit rating higher than 'investment grade'. It’s a business with a strong component of advisory services and high value added solutions.
Portfolio distribution by region and by performing loans and credit impaired
Dec.24
The NPL ratio improved by 50 bps during the year, reaching 0.86%, due to a 31% drop in impaired loans (mainly in Brazil), accompanied by a 9% growth in the primarily in Spain and the US, driven by the New York branch.
Loan-loss provisions in 2024 grew 6% in comparison with the same period in 2023, due to significant growth in Spain and the United States portfolios, partly offset by good performance of loan-loss provision in Brazil.
The cost of risk, meanwhile, remained stable at 0.10%.
The NPL coverage ratio stood at 39%, down 2 pp from December 2023, owing to the outflow of some credit impaired assets with an above-average level of coverage.

Wealth Management & Insurance
Wealth Management & Insurance brings together Santander Private Banking in Miami and Switzerland, Santander Asset Management, and Santander Insurance.
Portfolio distribution by region and by performing loans and credit impaired
Dec.24

The NPL ratio closed at 0.67%, with a decrease of 73 bps during the year, almost halving impaired loans, mainly in Europe and Brazil. On the other hand, gross credit risk with customers (total risk) increased by 7% over the period.
Loan-loss provisions in 2024 stood at EUR 41 million, compared with a EUR 17 million release in the same period one year earlier.
The cost of risk increased by 26 basis points during the year, changing from negative to positive, standing at 0.18%.
The NPL coverage ratio climbed to 80%.
Annual report 2024    515

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Payments
Payments brings together the Group’s digital payment services. It offers global technology solutions for our banks and our customers in the open market. The portfolio groups our exposure to payment and transfer processor operations (PagoNxt) and the Cards businesses, which are typified by rapid turnover and profitability that is appropriate to their level of risk.
Portfolio distribution by region and by performing loans and credit impaired
Dec.24
The NPL ratio closed at 5.14%, 12 bps above 2023 year-end, due to a 6% increase in impaired loans, mainly in Brazil and, to a lesser extent, in Europe. Though Mexico performed strongly, it was not enough to offset the other markets. On the other hand, gross credit risk with customers (total risk) increased by 4% comparing to 2023, although in constant euros it increased by 15% during the year, thanks to the good commercial dynamics in all countries, with a clear strategic focus on growth, service quality, and technological transformation to offer the Group's payments and cards customers an improved experience and quality of service.
Loan-loss provisions, which are concentrated in Cards, reached EUR 1,714 million, increased by 3% comparing to 2023, owing to performance in South America and Mexico.
The cost of risk increased by 17 bps during the year, reaching 7.39%, due to the growth in provisions and the portfolio. The anticipatory measures adopted have allowed the improvement of the quality and profitability of new production, contributing to a balanced risk profile with the portfolio's economic profitability.
The NPL coverage ratio remained high and stable at 140%.
Annual report 2024    516

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Reconciliation of key figures
Santander’s 2024 consolidated financial statements disclose loans and advances to customers before and after loan-loss reserves. Credit risk with customers also includes off-balance sheet risk or contingent liabilities. This table shows the relationship between those concepts:

		Gross credit risk with customersA
		1,157,274

Gross credit risk with customers	=	Gross loans and advances to customers & others 1,076,195					+	Contingent liabilities
1,157,274								81,079

Loans and advances to customers(Gross)	=	Financial assets measured at amortized cost (Gross)B	+	Financial assets held for tradingB	+	Financial assets at fair value (Gross)B
1,076,195		1,033,025		26,591		16,579

Loan-loss reserves	=	Loan-loss reserves		+		Loan-loss reserves
-22,125		-21,983				-142

Net loans and advances to customers	=	Net financial assets measured at amortized cost	+	Financial assets held for trading	+	Net financial assets at fair value
1,054,070		1,011,042		26,591		16,437

		Net loans and advances to customers
		1,054,070

Section 2. Credit risk

Balance sheet item from consolidated financial statement
A. Includes gross loans and advances to customers, guarantees and documentary credits.
B. Before loan-loss allowances.
Financial asset impairment
IFRS 9 amended the criteria for provisioning financial assets subject to credit risk, from only recognizing losses once they had occurred to requiring provisions from the time the transaction receives approval (based on expected losses) because the credit risk exists from that moment as opposed to upon default. This gave rise to modification of the models and methodologies we use to calculate expected losses for customers and portfolios, which now consider economic forecasts and the residual life of individual transactions.
We quantify expected losses from credit events and, therefore, impairment provisions, using an unbiased, weighted consideration of up to five future scenarios that could affect our ability to collect contractual cash flows. They consider the time-value of money, information from past events, and current conditions and projections of GDP, house prices, unemployment, interest rates, and other important macroeconomic factors.
We calculated impairment losses using parameters (mainly EAD1, PD2, LGD3 and discount rate) based on internal models and regulatory and management expertise. As they are far from a simple adaptation, we define, update and validate them according to IFRS 9 guidelines.

For more details on financial asset impairment and the calculation of provisions under IFRS 9, see section '2. Main aggregates and variations' in Note 54 to the consolidated financial statement.
IFRS 9 classifies financial assets in stages according to changes in the level of credit risk from the time of approval to the date of analysis to establish transaction prices and with varying criteria to calculate expected loss. Transactions with contrasting likelihood of default should be pegged to different interest rates or spreads that cover each transaction’s expected losses.
If a transaction’s risk increases significantly compared to when it was approved, the original interest rate will no longer cover the potential risk, which calls for greater provisions. Under IFRS 9, transactions are split according to three stages:
•Stage 1 includes financial assets with no significant increase in credit risk since initial approval or registration. Thus, the impairment provision reflects expected credit losses from defaults over the next 12 months from the reporting date.
1 Exposure at Default.
2 Probability of Default.
3 Loss Given Default.
Annual report 2024    517

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Stage 2 include financial assets that show a significant credit risk increase since initial registration or the time for approval but no materialized impairment event. Thus, the impairment provision reflects expected losses from defaults over the transaction’s lifetime.
•Stage 3 includes financial assets with true signs of credit risk impairment as a result of one or more events resulting in a loss. Thus, the impairment provision reflects expected losses for credit risk over the instrument’s expected lifetime.

.+. Credit quality		Stage 1	Stage 2	Stage 3		.-. Credit quality
	|				}

		Performing credit assets with no significant credit risk increase since initial recognition	Credit assets that have experience a significant credit risk increase since initial recognition	Impaired credit assets
		Ä	Ä	Ä

		Expected losses 12 months	Expected losses over residual life (Lifetime)
Impairment provisions or loan loss reserves include expected credit risk losses over the expected residual life of purchased or originated credit impaired (POCI) financial assets.
The following table shows credit risk exposure by stage and geography:

Exposure by stage and geographyA,B
EUR million. Dec.24
	Stage 1	Stage 2	Stage 3	Total
Europe	537,090	48,589	13,774	599,453
Spain	231,751	17,145	7,672	256,568
UK	209,782	23,962	3,299	237,043
Portugal	37,129	3,296	993	41,418
Poland	38,651	4,112	1,636	44,400
North America	149,875	15,615	8,375	173,865
US	102,907	11,184	7,012	121,103
Mexico	42,939	4,016	1,352	48,307
South America	144,619	16,505	9,287	170,411
Brazil	86,544	10,793	6,418	103,755
Chile	38,223	3,866	2,394	44,483
Argentina	7,115	1,123	173	8,411
DCB Europe	130,618	7,151	3,527	141,297
Total Group	967,367	87,938	35,265	1,090,569
A. Does not include EUR 34,668 million in temporary purchases of stage 1 assets, nor EUR 32,230 million in unimpaired risk.
B. Total Group includes the Corporate Centre.
Stage 3 financial assets (showing impairment) performed as follows:

2022 - 2024 Impaired credit assets
EUR million
	2024	2023	2022
Start of period	35,620	34,673	33,234
Net entries	13,787	14,658	13,257
Perimeter	17	(59)	—
FX and others	(947)	195	417
Write-off	(13,212)	(13,847)	(12,235)
End of period	35,265	35,620	34,673
The following table shows the calculation of IFRS 9 loan loss reserves for assets subject to credit risk:

2022 - 2024 loan-loss reserves
EUR million
	2024	2023	2022
Start of period	23,490	23,418	23,698
Stage 1 and 2	9,026	9,272	9,983
Stage 3	14,464	14,146	13,714
Gross provision for impaired assets and write-downs	13,511	13,524	11,665
Provision for other assets	428	526	305
FX and other	(1,382)	(132)	(14)
Write-off	(13,212)	(13,847)	(12,235)
End of period	22,835	23,490	23,418
Stage 1 and 2	8,535	9,026	9,272
Stage 3	14,300	14,464	14,146
Annual report 2024    518

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Forbearance
Grupo Santander's forbearance policy follows the EBA Guidelines on management of non-performing and forborne exposures. It is a standard for our subsidiaries and meets supervisory expectations.
The policy establishes criteria for identification, classification and monitoring forbearances, to underwrite and monitor these transactions with the utmost diligence. Forbearance must aim to recover outstanding debt, with payment obligations adapted to customers' circumstances.
Forborne debt should remain appropriately classified for sufficient time in order to determine both associated risk and reasonable certainty about recovery of ability to pay. Forbearance may never be used to delay the immediate recognition of losses or hinder the appropriate recognition of risk of default.
In 2024, forbearance stock continued to fall (15% in the year), and stood at EUR 27,144 million, due to consistent payment behaviour in our core markets. In terms of credit quality, 54% are classified as credit impaired with average coverage of 41%.

Key forbearance figures
EUR million
	2024	2023	2022
Performing	12,459	16,919	18,988
Credit impaired	14,685	15,044	15,185
Total forborne	27,144	31,963	34,173
% Total coverageA	26%	25%	24%
A. Total forbearance portfolio loan-loss allowances/total forborne portfolio.
2.4 Other credit risk details
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
As part of counterparty credit risk exposure, an additional risk known as wrong-way risk can arise. This risk occurs when the exposure to a portfolio or counterparty increases as the credit quality of the counterparty deteriorates. In other words, there is wrong-way risk when there is an increase in default risk, and consequently, the exposure to the counterparty increases. Santander has specific models to measure this risk.
Regarding settlement risk, this occurs when the settlement of a transaction involves a bilateral exchange of flows or assets between two counterparties. For example, when a counterparty buys dollars in exchange for euros, the settlement of the transaction involves one party delivering euros and receiving an equivalent amount of dollars from the other. Settlement risk is the risk that one of the parties fails to meet their settlement obligations. We have also developed a global infrastructure and specific models to measure this risk.
To manage and control counterparty risk, it is essential to have an infrastructure that allows measuring current and potential exposure at different levels of aggregation and granularity in an agile and dynamic way, ensuring the generation of reports with sufficient detail to facilitate the understanding of exposures and the decision-making process.
To measure exposure, we follow two methodologies: mark-to-market (MtM or replacement value in derivatives) plus potential future exposure (add-on), and Monte Carlo simulation for calculating exposure for some countries and products. Additionally, we calculate capital at risk or unexpected loss, which is the loss that constitutes economic capital net of guarantees and recoveries, after deducting the expected loss.
After market close, we recalculate exposures by adjusting all operations to their new time horizon, adapting the potential future exposure and applying mitigation measures (netting, collateral, among others), so that exposures can be controlled daily against the limits approved by senior management within the risk appetite. We perform risk control through a real-time integrated system, which allows us to know at any moment the available exposure limit with any counterparty, in any product and term, and across all subsidiaries.
Counterparty risk exposures: over-the-counter (OTC) transactions and organized markets (OM)
As at December 2024, the positive market value of total exposure (under management criteria) with netting and collateral agreements for counterparty risk was 15,855 million euros (net credit risk equivalent of 52,604 million euros). Despite the environment in which we operate, the 9% increase in exposure compared to the previous year is driven by the 26% increase in the Group's trading volume in notional terms over this period.

Counterparty risk: exposure in terms of market value and credit risk equivalent, including the mitigation effectA
EUR million
	2024	2023	2022
Market value with netting effect and collateralB	15,855	13,428	13,249
Net CREC	52,604	48,372	45,157
A. Figures under internal risk management criteria. Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
B. Includes the mitigation of netting agreements and deducting the collateral received.
C. CRE (credit risk equivalent): net value of replacement plus the maximum potential value, less collateral received.
Annual report 2024    519

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

The chart below shows counterparty risk products (especially interest rate and FX hedging instruments) by nominal risk:

Counterparty risk by nominalA
EUR million
	2024	2023	2022
	Nominal	Nominal	Nominal
Credit derivativesB	45,628	24,528	14,765
Equity derivatives	28,431	20,326	26,177
Fixed income derivatives	17,567	4,793	13,320
Exchange rate derivatives	1,391,564	1,256,997	1,069,870
Interest rate derivatives	8,718,567	6,775,004	5,538,173
Commodity derivatives	23,762	20,061	13,496
Total OTC derivatives	9,994,422	7,909,027	6,479,325
Derivatives organised marketsC	231,098	192,682	196,476
Repos	457,977	421,937	259,946
Securities lending	74,139	61,374	52,269
Total counterparty riskD	10,757,636	8,585,020	6,988,017
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

Counterparty risk: Distribution of nominal risk by maturityA
EUR million. Dec.24 data
	Up to 1 year	Up to 5 years	Up to 10 years	More than 10 years
Credit derivativesB	28%	47%	21%	3%
Equity derivatives	59%	27%	15%	—%
Fixed income derivatives	97%	3%	—%	—%
Exchange rate derivatives	57%	27%	11%	6%
Interest rate derivatives	44%	36%	12%	7%
Commodity derivatives	79%	19%	1%	—%
Total OTC derivatives	45%	35%	12%	7%
Derivatives organised marketsC	67%	24%	8%	1%
Repos	95%	5%	—%	—%
Securities lending	99%	1%	—%	—%
Total counterparty risk	48%	34%	12%	7%
A. Figures under internal risk management criteria.
B. Credit derivatives acquired, including coverage of loans.
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
Even if the credit quality of some counterparties declines, most counterparty credit risk is with customers with high credit quality (90% rated A or higher).
In terms of notional value, 97% of operations with counterparty credit risk belong to CIB's customer and are handled under its management model.

Counterparty risk: Notional values by customer ratingA
Dec.24 data
Rating	%
AAA	0.67%
AA	1.11%
A	87.84%
BBB	9.27%
BB	1.04%
B	0.07%
Other	0.01%
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
Dec.24 data
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
Most of the collateral received under Credit Support Annex (CSA), Overseas Securities Lending Agreement (OSLA), International Securities Market Association (ISMA), Global Master Repurchase Agreement (GMRA) and other agreements signed by the Group has been effective (44%); the rest is subject to strict quality policies in regard to the issuer and their rating, debt seniority and haircuts.
Annual report 2024    520

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
As of December 2024, CVA adjustments amounted to EUR 272 million (representing a 7.2% decrease compared to December 2023) and DVA adjustments were EUR 317 million (3.9% decrease vs December 2023). These decreases are mainly due to drops in interest rate markets in EUR and USD, a decrease in inflation, and movements in credit markets where spread levels have moderately decreased compared to those in December 2023.
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
While our counterparty risk management does not contemplate credit risk in such transactions, we have been calculating regulatory credit exposure for organized market exchanges since the Basel principles on capital calculation.
The table below shows the weight of contracts settled by CCP versus total counterparty risk as of December 2024:

Counterparty risk: Notional values by settlement channel and productA
Nominal in EUR million
	Bilateral		CCPB		Organised marketsC		Total
	Nominal	%	Nominal	%	Nominal	%
Credit derivatives	17,944	39.3%	27,684	60.7%	—	—%	45,628
Equity derivatives	21,315	75.0%	574	2.0%	6,542	23.0%	28,431
Fixed income derivatives	17,471	99.5%	96	0.5%	—	—%	17,567
Exchange rate derivatives	1,316,307	94.6%	39,420	2.8%	35,838	2.6%	1,391,564
Interest rate derivatives	810,896	9.3%	7,740,492	88.8%	167,179	1.9%	8,718,567
Commodity derivatives	2,223	9.4%	—	—%	21,539	90.6%	23,762
Repos	275,003	60.0%	182,973	40.0%	—	—%	457,977
Securities lending	73,845	99.6%	294	0.4%	—	—%	74,139
Total	2,535,003		7,991,535		231,098		10,757,636
A. Figures under internal risk management criteria.
B. Central counterparties (CCP).
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

Risk settled by CCP and productA
Nominal in EUR million
	Sept. 2024	2023	2022
Credit derivatives	27,684	10,140	4,848
Equity derivatives	574	559	758
Fixed income derivatives	96	—	15
Exchange rate derivatives	39,420	44,152	24,349
Interest rate derivatives	7,740,492	5,844,580	4,555,519
Commodity derivatives	—	—	—
Repos	182,973	193,386	109,248
Securities lending	294	—	—
Total	7,991,535	6,092,817	4,694,737
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

Annual report 2024    521

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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
Because Santander is subject to the Capital Requirements Regulation (CRR) stipulations on large risks, exposure with a customer or group of associated customers will be considered 'large exposure' if its value is equal to, or greater than, 10% of eligible capital.
No large exposure should exceed 25% of the entity’s eligible capital, including the credit risk reduction effect set out in the regulation.
The use of risk mitigation techniques resulted in no groups triggering those thresholds as at the end of December. 5.5% of total credit risk (including loans to customers and off-balance-sheet risk) is with the 20 'large exposure' groups, according to regulation on credit exposure. While 8.4% of total credit risk is with the 40 'large exposure' groups.
Our Risk division works closely with the Finance division on actively managing credit portfolios with credit derivatives, securitizations and other techniques to reduce exposure concentration and optimize risk-reward.
As indicated in the key metrics section of this chapter, our credit risk is diversified among our core markets (Spain 25%, the UK 21%, the US 12%, Brazil 9%, etc.). Grupo Santander is enhancing our markets with global businesses that will help boost local performance to add value.
In terms of sector diversification, 56% of our credit risk is with individuals, who are inherently highly diverse. It is also well distributed, with no significant concentration in a particular industry. The chart below shows credit risk by industry as at December 2024:

Diversification by economic sectorA

A. Includes total risk (gross) on balance for all clients with economic activity but excludes individuals and reverse repos.
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

Annual report 2024    522

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Country risk
In credit risk, country risk involves transactions with customers residing in a particular country with unusual business risk. It includes sovereign risk and transfer risk, as well as war, natural disaster, balance of payments crisis and other things that can disrupt international finance. To cover potential losses arising from these types of events, we integrate country risk into our models and provisioning processes in accordance with applicable regulation.
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
We continue to track and manage transactions with sovereign risk based on available information, such as reports by rating agencies and international organizations. We monitor each country where we have cross-border4 and sovereign risk. We analyse events that could affect the country’s political or institutional stability and assign its government or central bank a credit rating. This helps us set limits for transactions with sovereign risk.
In recent years, total sovereign risk exposure has remained within regulatory requirements and strategy defined for its management. Because exposure spans several countries, each with its distinct macroeconomic outlook and growth scenario, it varies due to our liquidity management strategy and our interest and FX rate coverage, which apply limits based on each country’s credit rating.
At the end of December 2024, total sovereign risk exposure was EUR 198,627 million, which was 23% higher than 2023.

For more details on sovereign risk exposure, see section '4. Other credit risk aspects' in Note 54 to the consolidated financial statement.
Our exposure to local sovereign risk not in the issuer country’s currency at the end of December 2024 was minor (EUR 4,459 million or 1.1% of total sovereign risk), based on our management criteria. Exposure to non-local sovereign issuers with cross-border risk was also minor5 (EUR 11,494 million or 2.8% of total sovereign risk). The sovereign debt we hold in Latin America, which is recorded in local ledgers, is predominantly in local currency and short-term.
Additionally, our investment strategy for sovereign risk considers country’s credit quality to set the maximum exposure limits.
The table below shows exposure ratios by rating6 December 2024:

	2024	2023	2022
AAA	21%	18%	27%
AA	18%	19%	19%
A	41%	41%	34%
BBB	11%	12%	11%
Lower than BBB	9%	10%	9%
4 Risks with domestic public or private borrowers in foreign currency and originated outside the country.
5 Countries that are not considered low risk by Banco de España.
6 Internal ratings are applied.
Annual report 2024    523

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

3. MARKET, STRUCTURAL AND LIQUIDITY RISK
3.1 Introduction
This section is about Grupo Santander’s management and control of market risk in 2024, including trading risk, liquidity risk and structural risk. It provides a brief description of our methodologies and metrics.
Market risk comes from movements in interest rates, inflation, foreign exchange, equity prices, credit spread, commodity prices, volatility, liquidity risk from products and the balance sheet, and other market variables that can affect transaction performance. It also includes trading and structural risk.

For more details on market factors see section 'Activities subject to market risk and types of market risk', in Note 54 to the consolidated financial statement.
Options, futures, forwards, swaps and other derivatives can mitigate some or all of these risks.
Market risk factors that require more complex hedging are correlation, market liquidity, pre-payment and underwriting risk.
On-balance sheet liquidity risk is also key (for more detail, see 3.6 'Liquidity risk management'), as pension and actuarial risk also depend on market variables (for more details, see 3.8 'Pension and actuarial risk management' at the end of this section).
We check our compliance with the Basel Committee’s Fundamental Review of the Trading Book (FRTB) and its implementation according to the EU’s Capital Requirements Regulation (CRR II) and the EBA’s guidelines on market risks.
In 2024, we ran several projects to give control teams the best tools to manage market risk and capital consumption. They included:
•Running numerous initiatives to enhance the calculation of market risk-related capital requirements under the Fundamental Review of the Trading Book - Standard Approach (FRTB- SA) methodology. In particular we:
◦rounded off the scope of calculation for entities and risk factors subject to market risk-related capital;
◦made necessary amendments to adapt the calculation to the CRR III;
◦strengthened the control environment over metrics, static risks and technical procedures through an overhaul of data architecture to reduce calculation times and enable us to run simulations; and
◦built up the exploitation layer of capital data under FRTB SA.
◦developed new regulatory reporting required by the EBA; and
◦strengthen our governance framework for FRTB-SA procedures by redefining the functions of certain forums, adapting internal regulation, and setting new escalation criteria.
•Enhancing the procedures to classify financial instruments under the fair value hierarchy.
•Updating the stress test programme for trading portfolios to meet regulator's expectations.
•Implementing new valuation adjustment methodologies in all units using corporate tools and common standards.
•Broadening the content and analysis of market risk reporting to top management.
•Enhancing the governance framework for the approval and use of market risk models.

3.2 Market risk management
Because factors inside and outside a unit can give rise to market risk, management and control must cover all potential risk sources with coordinated, uniform treatment by all subsidiaries.
The Group's senior management receives thorough, accurate reporting on a regular basis to measure subsidiaries’ risk profiles and gain a holistic view of market risk for global analysis and control.
Annual report 2024    524

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Limits management and control system
The market risk area runs daily checks so that market positions remain within approved limits. It also assesses the performance of, and significant changes in, related metrics.
We set market risk limits in a dynamic process according to risk appetite levels in the annual limits plan prepared by senior management and extended to all subsidiaries.
We take a prudent approach to manage market risk activity from multiple perspectives and to establish appetite limits on different metrics including:
•value at risk (VaR) and stressed VaR (sVaR) limits;
•equivalent and/or nominal position limits;
•interest rate sensitivity limits;
•vega limits;
•limits for risk of delivery of short sales (bonds and equities);
•limits to reduce effective losses or protect profits during the year (loss trigger and stop loss);
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
In 2024, we continued to work on enhancing the calculation of market risk-related capital, most notably to adapt our infrastructure to new FRTB requirements. Moreover, we worked to enrich internal regulation and reporting on market risk-related capital to meet supervisory expectations.
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
It uses advanced methods with VaR, stressed VaR, Incremental Risk Charge (IRC) and Risk Not in Model (RNIM) as fundamental metrics to calculate ECB-approved regulatory capital in trading consistently with the CRR.
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
b) Stressed VaR (sVaR) and Expected Shortfall (ES)
Every day, we calculate sVaR for our main portfolios using the same VaR calculation method but with these exceptions:

Annual report 2024    525

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•A window of 260 observations (as opposed to 520 for VaR) over a continuous stress period. For each portfolio, we review the history of a subset of market risk factors (selected with expert criteria) and the most significant positions per book.
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
c) Scenario analysis
Santander’s risk measures are based on normal market conditions, price stability, sufficient liquidity and other assumptions used in daily risk management and decision-making. However, some extreme movements and vast unforeseen changes might not be properly anticipated.
Scenario analysis enables us to recognize unexpected outcomes and estimate how much capital could be needed to absorb losses stemming from those outcomes.
We regularly calculate and review stress test scenarios for all the trading books of the Group and our subsidiaries, such as:
Historical scenarios
Historical scenarios consider trading portfolio performance during a crisis or significant past market events to estimate maximum losses based on existing positions.
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
Climate change scenarios
We use climate change scenarios to measure the potential impact of current exposure to climate-sensitive economic activities on trading portfolios resulting from climate and environmental risks. They include both exposure to physical risk and transition risk.
Other stress test scenarios
In addition to the above scenarios, we conduct other stress tests every quarter to identify potential losses or significant impacts on capital arising from extreme market movements (e.g. IRC scenarios, proxy stress scenarios in the VaR calculation stress scenarios in valuation adjustments).

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
The number (or proportion) of exceptions we record is one of the most intuitive indicators of a model’s soundness. As our regulatory backtesting covers a historical period of one year (250 days) and a 99% VaR, we expect two to three exceptions per year. To calculate regulatory capital for market risk, we take the regulatory K7 from the number of exceptions we find in actual and hypothetical backtesting.
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
f) Derivatives activities and credit management
Because of their atypical characteristics, we have special measures to monitor derivatives and credit management daily. On the one hand, we monitor the sensitivity of underlying assets to price movements (Delta and Gamma) to volatility (Vega8) and over time (Theta). On the other hand, we systematically check measurements of their sensitivity to spread risk, jump-to-default risk and position concentrations by rating.
Based on regulation and the Basel Committee’s recommendations, we also calculate the IRC, an additional metric for credit risk in the trading book.
7 K: Parameter to calculate regulatory capital consumption for market risk.
8 Vega represents the sensitivity of the value of a portfolio to changes in the value of market volatility.
Annual report 2024    526

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

For more details on CVA and DVA see 'Credit risk from financial markets activities' in section 2.4 'Other credit risk details'
3.3 Key market risk metrics
In 2024, trading risk levels remained low, slightly above 2023 levels, amid the high volatility caused by uncertainty over inflation and the pace of central bank monetary policy tightening and its effects on global economies. Moreover, political issues such as elections in certain countries and the conflicts in Ukraine and the Middle East compounded market volatility.
Risks continued to originate from trading non-complex instruments with customers. Most were hedges for interest rate and FX risk.
2024 saw generally low consumption of trading limits, which are based on the Group's market risk appetite.
VaR analysis
As the VaR of CIB’s trading book shows, market risk strategy focuses on trading with customers to minimize net directional exposure and keep risk diversified by geography and risk factor.
In 2024, VaR fluctuated between EUR 23.0 and EUR 11.6 million. Average VaR in 2024 was EUR 17.1 million, higher than 2023 and 2022 (EUR 11.7 million and EUR 14.1 million, respectively). Market volatility throughout the year (especially in terms of interest rates) caused VaR to stay above its three-year average for almost the entire period.
VaR at the end of December (EUR 18.7 million) was EUR 5.2 million higher compared to the end of 2023, reflecting the spike in market volatility caused by geopolitical risk, inflation and its impact on central banks’ monetary policy, and greater exposure to interest rate risk in North America.
Average VaR was higher for all risk factors, especially interest rates. Temporary VaR increases owe more to short-term price volatility than to significant changes in positions.
Average VaR was higher in the three regions where we operate, with the increase due to interest rates risk factor in North America, and more distributed among the other factors in the other regions.

For more details on VaR and expected shortfall (ES) by risk factor and region see table on section '2. Trading market risk management', in Note 54 to the consolidated financial statement

VaR 2022-2024
EUR million. VaR at 99% over a one day horizon

VaR
Moving average 15d
3Y average VaR
MAX (23,0)
MIN (7.5)
30
25
20
15
10
5
0
Jan-22
Mar-22
May-22
Jul-22
Aug-22
Oct-22
Dec-22
Feb-23
Apr-23
Jun-23
Aug-23
Oct-23
Dec-23
Feb-24
Apr-24
Jun-24
Aug-24
Oct-24
Dec-24

Annual report 2024    527

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Backtesting
Actual losses can differ from predicted losses because of VaR’s limitations. Santander measures the accuracy of our VaR calculation model to make sure it is reliable (see ‘Methodologies’ in section 3.2 ‘Market risk management’). The most important tests we run involve backtesting:
•Backtesting of hypothetical P&L and of the entire trading book showed no exceptions in 2024 (daily loss greater than VaR or daily profit greater than VaE) to VaR and VaE at 99% confidence level.
•These results are consistent with assumptions in the VaR calculation model.

Backtesting of trading portfolios: daily results vs. VaR for previous day
EUR million
Derivatives risk management
Our operations with derivatives consist mainly in selling investment products and hedging risks for customers. We aim to keep open net risk as low as possible. Trading includes equity, fixed-income and FX options, chiefly in Spain, Brazil, the UK, the US and Mexico.
The graph shows the VaR vega of structural derivatives over the past three years. On average, it has increased some EUR 3.0 million. In general, high VaR values stem from sudden spikes in market volatility, such as changes to monetary policy on the back of inflation performance, or at times of political uncertainty in our geographies.

Change in risk over time (VaR) of structure derivatives
EUR million. VaR Vega at a 99% over a one day horizon

8
6
4
2
0
15d Moving average
VaR Vega
Jan-22
Mar-22
May-22
Jul-22
Aug-22
Oct-22
Dec-22
Feb-23
Apr-23
Jun-23
Aug-23
Oct-23
Dec-23
Feb-24
Apr-24
Jun-24
Aug-24
Oct-24
Dec-24

Annual report 2024    528

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Average VaR was based mainly on equities, followed by interest rates and FX rates. In December 2024, average risk (EUR 3.5 million) was slightly higher than in 2023 and more or less the same as in 2022 (see table below):

Financial derivatives. Risk (VaR) by risk factor
EUR million. VaR at a 99% over a one day horizon
c
	2024				2023		2022
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	1.9	3.5	5.4	4.5	2.4	2.1	3.2	2.7
Diversification effect	0.6	(2.0)	(5.7)	(1.7)	(1.9)	(1.2)	(1.1)	(1.0)
Interest rate VaR	0.8	1.3	3.0	0.9	2.0	1.5	2.0	1.4
Equity VaR	—	3.1	5.2	3.8	1.4	1.2	1.4	0.9
FX VaR	0.5	1.1	2.9	1.5	0.9	0.6	0.9	1.4
Commodity VaR	—	—	—	—	—	—	—	—
Santander's exposure to complex structured instruments and assets is very limited, this reflects our risk culture and prudent risk management. The Group’s risk appetite restricts total level 3 assets and liabilities (those whose fair value is calculated using significant unobservable inputs in market data) to 5% of the Group's total assets and liabilities measured at fair value.
At the end of December 2024, our exposure to hedge funds amounted to EUR 111 million (indirect as the counterparty in derivative contracts). We review this type of counterparty risk on a case-by-case basis, setting collateralization ratios based on each fund's characteristics and assets.
Our policy on approving new derivatives transactions has always been extremely prudent and conservative. It is reviewed by senior management.

Scenario analysis
The table below shows worst case scenario results from the end of December 2024:

Stress scenario: maximum volatility (worst case)
EUR million. Dec 2024
	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(275.8)	26.3	(83.2)	(69.2)	—	(401.9)
Europe	(118.4)	27.6	(80.3)	(69.2)	—	(240.3)
North America	(151.9)	(0.2)	(1.9)	—	—	(154.0)
South America	(5.5)	(1.1)	(1.0)	—	—	(7.6)
Our analysis found that Santander's trading books would lose EUR 402 million in market value in the worst-case scenario of market stress. Losses would mainly affect Europe (especially in interest rates if rates rise, in exchange rates if the euro were to appreciate and finally in credit spreads if credit prices rise) and North America (especially if interest rates rise).
Annual report 2024    529

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Connection with balance sheet items
Below are items on Santander’s consolidated balance sheet that generate market risk. The table distinguishes positions whose main risk metric is VaR from other positions that are monitored with other risk metrics.

Risk metric values on the consolidated balance sheet
EUR million. Dec. 2024

		Main market risk metrics
Assets subject to market risk	Balance sheet amount	VaR	Other	Main risk factors for 'Other' balance
Cash, cash balances at central banks and other deposits on demand	192,208		192,208	Interest rate
Financial assets held for trading	230,253	230,253
Non-trading financial assets mandatorily at fair value through profit or loss	6,130	4,641	1,489	Interest rate, spread
Financial assets designated at fair value through profit or loss	7,915		7,915	Interest rate, spread
Financial assets at fair value through other comprehensive income	89,898	2,193	87,705	Interest rate, spread
Financial assets measured at amortised cost	1,203,707		1,203,707	Interest rate, spread
Hedging derivatives	5,672		5,672	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	(704)		(704)	Interest rate
Other assets	102,002
Total assets	1,837,081

Liabilities subject to market risk
Financial liabilities held for trading	152,151	152,151
Financial liabilities designated at fair value through profit or loss	36,360		36,360	Interest rate, spread
Financial liabilities at amortised cost	1,484,322		1,484,322	Interest rate, spread
Hedging derivatives	4,752		4,752	Interest rate, exchange rate
Changes in the fair value hedged items in portfolio hedges of interest rate risk	(9)		(9)	Interest rate
Other liabilities	52,178
Total liabilities	1,729,754
Total equity	107,327

3.4 Structural balance sheet risk management
Structural risk is the risk that market or balance sheet movements will change the value or profit generation of assets or liabilities in the banking book.
It covers insurance and pension risks, as well as the risk that Santander will not have sufficient capital (in terms of quantity or quality) to meet internal business targets, regulatory requirements or market expectations.
Limits management and control systems
The internal policies set by senior management dictate mechanisms to monitor and control structural risk according to regulatory requirements and our risk appetite. These mechanisms consider sub-types of structural risk and their implications, contingencies and interrelations.

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
•It regularly reports on our risk profile to senior management and issues guidelines to business lines about measures it deems necessary.
•It reviews and challenges business proposals and helps senior management and business units understand the interest rate risk of the Group’s businesses and operations.
•It develops and revises models and policy, and checks that structural risk procedures are fit and proper.
Like market risk, structural risk also has an annual plan framework to set structural balance sheet risk limits according to risk appetite.
Annual report 2024    530

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

These are the main limits we use:
•Structural interest risk in the banking book:
•Net interest income (NII) sensitivity limit over a one-year horizon.
•Economic value of equity (EVE) sensitivity limit.
•Limit of the negative impact on shareholder equity of changes to the value of assets carried at fair value in the banking book stemming from adverse movements in the market.
•Structural FX risk:
•Limit on the net permanent position of the core capital ratio.
•Limit on the individual hedge required for each currency.
We supplement these limits with other alerts and triggers that monitor certain aspects of such risks and complement the metrics described above.
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
In 2024, we embedded the CSRBB monitoring framework in our units and added limits and metrics to track the impact of adverse movements in credit spreads on market value, EVE, and NII.
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
In 2024, we introduced new limits to FX positions in the banking book to complement the structural FX metrics and monitor exchange rate risk in full.
e) Structural equity risk
We measure equity positions, VaR and P&L.
3.5 Key structural balance sheet risk metrics
In line with previous years, the market risk profile of the Group’s balance sheet remained moderate in 2024.
Each subsidiary’s Finance division manages interest rate risk from retail banking and is responsible for handling structural risk from interest rate fluctuations.
Grupo Santander measures interest rate risk by analysing changes to EVE and NII triggered by movements in parallel and non-parallel interest rates, balance sheet composition, and shifts in customer behaviour. Once we’ve measured these risks, we decide whether to follow strategies to mitigate structural risk with interest-rate instruments (such as bonds and derivatives) and keep an interest rate risk profile within risk appetite.
Exposure across all our footprint was moderate in relation to the annual budget and capital levels in 2024.
The NII and EVE sensitivities below are based on scenarios of parallel interest rate movements between ±100 pbs.
Structural interest rate risk
Europe
At the end of December, sensitivity of NII on our core balance sheets to interest rate hikes was positive, while EVE sensitivity was negative in the case of UK and positive in Spain considering the same scenario.
Annual report 2024    531

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Under the scenarios described above, at the end of December, the most significant risk of NII sensitivity to the euro amounted to EUR 877 million; to the pound sterling, EUR 211 million; to the Polish zloty, EUR 61 million; and to the US dollar, EUR 54 million, all with the risk of rate cuts.

Net interest income (NII) sensitivity
% of total

65.6%	20.9%	6.7%	6.8%
* Other: Portugal and SCF.
Significant risk of EVE sensitivity to yield curves of the euro was EUR 753 million; of the pound sterling, EUR 662 million; of the Polish zloty, EUR 244 million; and of the US dollar, EUR 132 million, related to the risk of interest rate increases, except for the US dollar.

Economic value of equity (EVE) sensitivity
% of total

25.6%	35.3%	39.1%
* Other: Poland, Portugal and SCF.
North America
At the end of December, sensitivity of NII on our North America balance sheet to interest rate hikes was positive, while EVE sensitivity was negative.
At the end of December, the most significant risk to NII was mainly in the US and amounted to EUR 125 million.

Net interest income (NII) sensitivity
% of total

91.9%	8.1%
The most significant risk to EVE was in the US and amounted to EUR 639 million.

Economic value of equity (EVE) sensitivity
% of total

76.4%	23.6%
South America
The EVE and NII of our main South American balance sheets are positioned for interest rate cuts.
At the end of December, the most significant risks to NII were mainly in Brazil (EUR 124 million) and Chile (EUR 4 million).

Net interest income (NII) sensitivity
% of total

86.1%	2.8%	11.1%
* Other: Argentina, Peru and Uruguay.
The most significant risks to EVE were in Brazil (EUR 411 million) and Chile (EUR 323 million).

Economic value of equity (EVE)
% of total

54.3%	42.7%	3.0%
* Other: Argentina, Peru and Uruguay.
Structural foreign exchange rate risk/results hedging
Our structural FX risk exposure mainly stems from the performance of, and hedges for, permanent financial investments. In our dynamic management of this risk, we aim to limit the impact of FX rate movements on the core capital ratio. In 2024, the hedged of the different currencies that have an impact on our core capital ratio was close to 100%.
In December 2024, our permanent exposures (with potential impact on shareholder equity) were, from largest to smallest, in the US dollar, British pounds sterling, Brazilian reais, Mexican pesos, Polish złoty and Chilean pesos.
We use FX derivatives to hedge part of those permanent positions. The Finance division manages FX risk and hedging for the expected profits and dividends of subsidiaries whose base currency is not the euro.
Structural equity risk
Santander holds equity positions in its banking and trading books. They are either equity instruments or stock, depending on the share of ownership or control.
Equities in the banking book at the end of September 2024 were diversified, with securities from Spain, China, Morocco, Poland and other countries. Most of them invest in the financial and insurance sectors. We have minor equity exposure to property and other sectors.
Structural equity positions are exposed to market risk. We calculate their VaR with a set of market prices and proxies. At the end of December 2024, VaR at a 99% confidence level over a one-
Annual report 2024    532

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

day horizon was EUR 127 million (EUR 171 million in 2023 and EUR 195 million in 2022).
Structural VaR
Homogenous metrics like VaR make it possible to monitor all market risk in the banking book (minus CIB trading; see section 3.3 ‘Key market risk metrics’). We differentiate fixed income based on interest rates and credit spreads in ALCO portfolios, FX rates and shares.
In general, the structural VaR of our total assets and equity is minor.

Structural VaR
EUR million. VaR at a 99% over a one day horizon
	2024				2023			2022
	Minimum	Average	Maximum	Latest	Average	Latest		Average	Latest
Structural VaR	620.7	747.7	910.0	687.5	705.0	749.5	0	664.0	538.5
Diversification effect	(237.2)	(386.4)	(575.5)	(268.6)	(416.6)	(444.7)		(417.1)	(422.4)
VaR Interest RateA	210.7	412.0	685.6	235.2	348.4	380.2		350.8	304.5
VaR Exchange Rate	526.9	571.7	629.8	594.4	580.4	642.9		493.4	461.0
VaR Equities	120.3	150.4	170.1	126.5	192.8	171.1		236.9	195.4
A. Includes credit spread VaR on ALCO portfolios.

3.6 Liquidity risk management
Liquidity risk occurs if the bank is unable to meet payment obligations promptly or would do so at a high price. Losses may result from a forced asset disposal and a cash flow imbalance.
The second line of defence oversees that this risk is understood, controlled and reported to senior management and across the Group according to established governance. For this purpose:
•defines liquidity risk and provides detailed measurements of current and emerging liquidity risks;
•sets liquidity risk metrics, and reviews and challenges risk appetite and limits proposed by the first line of defence;
•assesses and challenges commercial and business proposals, and gives senior management and business units the information they need to understand Santander’s liquidity risk;
•oversees the first line of defence’s liquidity risk management and measures how long business will remain within risk appetite limits;
•reports to governing bodies (risk control committee, RSRCC and board of directors) on compliance with risk appetite limits and any exceptions;
•provides a comprehensive overview of our liquidity risk exposure and profile; and
•makes sure that liquidity risk procedures are appropriate to manage the business within risk appetite limits.
The market remained stable throughout 2024. Debt markets operated under normal conditions and we achieved our proposed financing targets. Additionally, our subsidiaries have a sound balance sheet and stable funding structure, supported by a large base of customer deposits, low dependence on short-term funding and liquidity metrics that are well above local and corporate regulatory requirements and within risk appetite limits.
3.7 Key liquidity risk metrics
Our solid liquidity position stands on a decentralized model under which each subsidiary manages its own liquidity autonomously. To measure liquidity risk, we use tools and metrics for the right risk factors. We follow the guidelines set out in the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD) to draw up liquidity risk metrics. We determine liquidity scenarios for internal metrics based on the behaviour of other banks in liquidity crises, regulatory assumptions, and expert opinion.
These are our core monitoring metrics in the Group:
A) Regulatory metrics:
a. Liquidity coverage ratio (LCR) assesses the short-term resilience of our liquidity profile by making sure we have enough high-quality liquid assets to withstand a considerable market stress scenario for 30 calendar days. In 2024, the Group’s LCR remained stable and well above the regulatory threshold.
b. Net stable funding ratio (NSFR) measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding. In 2024, the NSFR of our core subsidiaries and the Group remained above the regulatory requirement of 100% and the internal risk appetite.
B) Internal metrics:
a. Liquidity buffer assesses whether liquid assets are enough for the bank to survive for set time horizons under several liquidity stress scenarios.
b. Wholesale counterparty concentration metric measures the impact of our largest non-financial counterparties withdrawing deposited funds. We use it to measure the quality of our liquidity and to uncover excessive dependency on a small number of customers.
c. Structural asset encumbrance metrics. We calculate two metrics to measure asset encumbrance risk. One the one hand, the asset
Annual report 2024    533

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

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

For more details on liquidity metrics, see section 3.4 ‘Liquidity and funding management’ in the 'Economic and financial review' chapter.
3.8 Actuarial, pension and insurance risk management
Actuarial risk
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
In 2024, the impact of market performance on pension risk was slightly negative, owing to contrasting behaviour of discount rates in our core markets and a rise in inflation in the markets that are exposed to this risk. Throughout the year, we took measures to reduce our exposure to pension and actuarial risk by taking advantage of interest rate levels.
Insurance risk
Grupo Santander’s insurance risk model is based on our own insurers and partnerships with insurers in which we hold a non-majority interest (joint ventures).
These insurers assume financial, non-financial, actuarial and other risks according to their risk profile.
Our core aim in managing and controlling insurance risk is to identify, measure, mitigate and convey all sources of risk in the insurance business to help meet our commitments to policyholders and shareholders.
We continuously monitor the solvency of our insurers by calculating regulatory solvency levels and making sure that they stay within the established risk appetite. Moreover, we run sensitivity analyses and stress scenarios on the most significant risks to assess their impact on solvency.
In 2024, our insurers’ risks remained stable. Regarding actuarial risk, though natural disasters have generally increased in our markets, they have not had a significant impact on solvency due to reinsurance programmes and other public and private protection schemes.
Annual report 2024    534

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

4. CAPITAL RISK
4.1 Introduction
Grupo Santander’s structural risk includes the risk that the bank has insufficient capital to absorb losses stemming from its operations or to meet internal business objectives, regulatory requirements and market expectations.
We oversee first-line capital management and check that our capital adequacy and coverage match our risk profile and Group strategy through our Capital Risk area, which is part of our second line of defence. We also oversee transactions that could be considered significant risk transfers (SRT).
Capital management falls under the Group’s capital framework and model. It brings together capital planning and adequacy, budget execution and tracking, and the ongoing measurement, reporting and disclosure of capital data.
4.2 Capital risk management
We independently oversee the capital activities carried out by the first line of defence. These activities are split into four workflows to promote an appropriate level and efficient use of capital, meet internal solvency targets and regulatory requirements, and match our risk profile:
Capital planning
We draw up a capital plan (consistent with the strategic plan) that sets out our solvency targets and the actions required to execute it. The control area reviews the plan’s viability to identify, assess and quantify the risks that may impact on fulfilling it.
Capital adequacy
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
Capital risk assessment
Capital measurement is an internal risk management process to calculate the metrics we use in capital management, supervisory reporting and market disclosures regularly.
The continuous monitoring of our capital measurement is an additional control function to achieve the right capital risk profile. It involves a review of capital metrics and set thresholds, as well as oversight of compliance with solvency risk appetite to keep capital levels above internal and regulatory requirements, and market expectations.
Origination (risk transfer initiatives)
Origination is where we oversee the structuring and launch of the Group’s initiatives to release shareholder equity and their subsequent monitoring.
We oversee securitizations that might be significant risk transfers originated by Santander in order to release capital, according to articles 243 and 245 of Regulations (EU) 2017/2401 and 2017/2402.
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
In today’s macroeconomic landscape of geopolitical tension, market volatility and other events, we focused on protecting the Group’s solvency and meet the internal objectives. We pinpointed and assessed the risks that could affect solvency and continuously monitored key metrics.
The capital risk function regularly assesses potential deviations in capital forecasts to set budget uncertainty levels. We oversee progress with the organic capital plan, securitization plan and other initiatives that impact on capital, as well as the supervisor’s
Annual report 2024    535

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

review of capital calculation (Internal Model Investigations -IMIs-, On-Site Inspections -OSIs- and others).
In 2024, we continued to enhance monitoring of the achievement of subsidiaries’ capital contribution targets to spot risk and opportunity relating to our capital targets for the year. We also checked the impact of market variables on capital levels. Against this backdrop, we continue to implement hedging policies to mitigate exchange rate volatility on our CET1 ratio.
The second and first line of defence set the solvency appetite limits, which were consistent with the Group’s medium-low risk profile and resilient to stress conditions.
Regarding planning, in 2024 we performed a more detailed review of our Group and subsidiary recovery plans to enhance measures and hypotheses.
We introduced stricter standards to enhance reporting and governance of SRT securitization oversight during origination. To make monitoring more robust, subsidiaries became more involved in regular analysis and we drove further automation through use of the corporate tool.
4.3 Key metrics
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
The distribution of risk-weighted assets (RWA) by risk type and by region at year end reflects the Group's core business in credit risk and geographic diversification:

RWA by risk typeA
Dec.24 data

RWA by regionB
Dec. 24 data
A. Credit risk included counterparty credit risk, securitizations and amounts below the thresholds for deduction.
B. Others, not included, represent 3% (Corporate centre)

At the end of December, our fully-loaded CET1 ratio was 12.8%, above our 12% target.
The fully-loaded CET1 ratio rose 51 bps. We achieved gross organic generation of 209 bps and recognized a 100 bps charge for shareholder remuneration in 2024 (consistent with the target payout of 50%) and a negative regulatory and model impact of 59 bps.
Under IFRS 9 transitional arrangements, the CET1 phased-in ratio at the end of December was 12.8% and the total phased-in capital ratio was 17.4%, comfortably meeting the Basel Committee's 9.6% and 13.9% minimum levels, respectively.
Throughout the year, we maintained all the Group's risk appetite metrics above the established solvency limits.

For more details, see section 3.5 ‘Capital management and adequacy. Solvency ratios' in the 'Economic and financial review' chapter.

Annual report 2024    536

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

5. OPERATIONAL RISK
5.1 Introduction
Operational risk is inherent in all products, activities, processes, and systems, as well as in all business and support areas. All employees are responsible for managing and controlling the operational risks generated by their activities.
Santander defines operational risk, according to the Basel framework, as the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events. Also, it covers categories of risks such as fraud, technological, cyber, legal9, and conduct risks are included.
5.2 Operational risk management
Management and control model
Our operational risk and control model establishes the core components needed to manage and control this risk properly throughout the cycle according to advanced regulatory standards and best practices. Execution of the model supports the correct setting and update of management priorities as well as the definition and implementation of internal controls to mitigate risk throughout the organization.
In this section we first detail the risk management cycle, as well as the instruments we use to manage and control operational risk. We then focus on operational resilience and the core operational risks and their mitigation plans. Last, we describe how we use insurance as a risk transfer mechanism and operational risk management in the wholesale banking business.
The operational risk cycle comprises:
•strategic planning: this covers the activities necessary to define the Group's objective operational risk profile, including setting the risk appetite, estimating annual losses and reviewing the management perimeter;
•identification and assessment of risks and internal controls: this process aims to identify the risks and factors that may cause operational risk in the organization and assess their potential impact quantitatively or qualitatively;
•ongoing monitoring of the operational risk profile, to analyse available information regularly on the nature and extent of the risks incurred in the undertaking of the Group's activities through an adequate alerts system, based on tools, such as indicators and escalation procedures.
•risk response decisions including risk mitigation and risk transfer measures: operational risk can emerge in any Group procedure, so its management requires mitigation measures for risks considered unacceptable following identification and assessment.
The analysis of operational risk exposure can conclude with the acceptance of that level of risk, the implementation of action plans to manage it, the transfer of risk through insurance or other outsourcing mechanisms or, alternatively, the discontinuation of the related activity.
Against this backdrop, contingency and business continuity plans are key as they enable us to continue activity and limit losses in the event of severe business interruptions, which are particularly sensitive in financial markets. According to the EU Digital Operational Resilience Act (DORA), it is necessary to increase digital operational resilience such as the capacity to build, support and review operational integrity and reliability, contribute to keep networks and information systems secure, and continuously provide quality financial services even in the face of disruption.
•disclosure and reporting of information necessary for decision-making.
9 Legal proceedings stemming from operational risk.
Annual report 2024    537

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Additionally, at Grupo Santander, we have various tools that allow us to effectively manage and control risk throughout the management cycle, such as:

Internal event database
RCSA
Key operational risk
External event database
Scenario analysis
Key risk indicators
Risk appetite
Economic capital model
Other instruments

Internal event database
The internal events database collects and records internal operational risk events, whose impacts could be financial impact (e.g., losses and provisions, regardless of their amount) or non-financial impact (i.e. relating to regulation, customers and/or services). This information:
◦enables us to conduct root-cause analysis;
◦increases the awareness of risks for better operational risk management;
◦enables the escalation of relevant operational risk events to senior risk executives in the shortest time possible;
◦facilitates regulatory reporting;
◦facilitates the development of the economic capital model within the internal capital adequacy assessment process (ICAAP).
External event database
This database contains quantitative and qualitative information about external operational risk events, which facilitates detailed analysis of relevant events in the industry; comparison with Group and subsidiaries’ loss profiles; and preparation for the Risk control self-assessment (RCSA) exercises, insurance and scenario analysis.
It provides an additional source of information to internal events, which boosts operational risk management.
Scenario analysis
This is a tool to analyse highly unlikely events that could result in significant losses and establish appropriate mitigating measures based on the assessment and opinion of experts from business lines and risk managers. Scenario analysis results are also used as input to the economic capital models.
RCSA
The RCSA is an assessment of the operational risks and control environment associated with the Group's activities and operations. Its key aim is to assess inherent and residual operational risk, as well as the design and effectiveness of controls and whether they need to be strengthened or new mitigating actions need to be put in place.
It includes detailed reviews to identify cyber, technology, fraud, supplier and other risk factors that could generate operational risk or a failure to observe the law. The RCSA also covers regulatory compliance, conduct risk and financial crime.
Key operational risks (KORs)
Top-down assessment that considers senior managers’ concerns and opinions about operational risk so that the rest of the organization can review them appropriately and we can include them in the RCSA.
Key risk indicators (KRIs)
These provide quantitative information about our risk exposure and control environment. The most relevant indicators are those related to the bank’s main risk exposures, and are part of the operational risk appetite.
Risk appetite
It has the following structure:
•A global non-financial risk appetite statement, which asserts our commitment to controlling and limiting non-financial risk events that can result in financial losses; fraud events; operational and technological incidents; legal and regulatory infractions; issues associated with conduct; or reputational damage. This statement has associated loss and control environment metrics.
•Statements regarding technology risk, cyber risk, the cloud, fraud, financial crime compliance, product sales, regulatory compliance, model risk, data management, and supplier risk management, and their own forward-looking monitoring metrics.
Economic capital model
Our economic capital model for operational risk takes a loss distribution approach (LDA) that captures our operational risk profile and calculates economic capital based on information collected from the internal and external event databases and scenario analyses. We use it to determine operational risk economic capital and estimate expected and stressed losses to set operational risk appetite.
Moreover, we use other instruments to analyse and manage operational risk, such as the assessment of new products and services and transformation initiatives; business continuity plans (BCP); review of the management perimeter and corporate insurance policy coverage; recommendations from internal and external auditors and supervisors; and the quality assurance process.
Our management, assessment and reporting system for operational risk, Heracles, supports the operational risk programme and tools through a governance, risk and compliance (GRC) approach and provides information on our subsidiaries and the Group. Heracles also facilitates better operational risk management decisions by using a common set of taxonomies and methodological standards to allow for information consolidation, duplication prevention, and reporting simplification. Through Heracles, we aim for employees to have a timely, complete, and precise view of their operational risks.
Annual report 2024    538

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Operational resilience and the business continuity plan
The digital transformation, which is ramping up due to the entry of new players with more digital business models, is revolutionizing how banks operate and presenting new business opportunities. At the same time, this structural change has increased exposure to emerging risks such as technology risk, cyber risk, and further dependency on third party suppliers, which heighten the potential exposure to events that could affect the services that we offer to customers.
Thus, regulation continues to focus on the importance of operational resilience through:
•the DORA Act, along with its implementing rules, which complements the perspective of risk related to Information and Communication Technologies (ICT). It encompasses any reasonably identifiable circumstance related to the use of networks and information systems that, if it occur, may compromise the security of networks, systems, tools, processes, operations, or the provision of services;
•the Basel Principles for Operational Resilience guidelines;
•the Building the UK Financial Sector’s Operational Resilience rules published by the Bank of England (BoE), the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA);
These regulations require us to strengthen our ability to prevent and recover from disruptive events and verify that we can deliver services to our customers in all our businesses and maintain systemic stability.
To comply with the law and keep our services running, we have an operational resilience and business continuity management system (OR BCMS) that seeks to establish the continuity of services and business activities in all our subsidiaries should a disaster or major incident occur. It is a holistic management process that identifies potential threats and their impact to our operations and resources (people, apps, data, properties and others). It also defines the proper protocols and governance to provide an effective response and recovery in the shortest time possible.
Our operational resilience and business continuity application (ARK@) is vital to maintain and manage the information we use in this process.
In 2024, we continued to enhance and revise our BCMS to adapt it to the new Operational Resilience regulatory requirements, with particular emphasis on:
•critical services identification, establishing the impact tolerance for disruption for each of them, according to the bank’s risk appetite, risk capacity and risk profile;
•the Group’s board of directors approved operational resilience approach, considering our risk appetite and the tolerance for disruption to critical services;
•internal continuity strategies to minimize the impact on business activities derived from the potential disruptions to the services provided by critical suppliers;
•mandatory risk assessments and cost-benefit analyses in order to select the necessary continuity strategies for each contingency scenario identified;
•bolstering the tests we run every year to check our strategies and plans for every scenario, especially application outage;
•enhancing the methodology to manage and monitor the maturity level of subsidiary business continuity programmes.
Important mitigating measures
Mitigation measures aim to reduce or eliminate exposure to the main sources of risk that our internal and external tools uncover and to significant emerging or potential risks.
Below are the principal sources of operational risk (such as fraud, cyber risk, technology risk, supplier risk, and others) and their respective mitigation measures:
Fraud
The transformation and digitalization of the business has given rise to new risks and threats, such as more payment scams and fraud in loan applications.
To mitigate these risks, we enhanced control mechanisms and implemented new solutions, including:
•stronger authentication for customers;
•increased anti-fraud alerts in loan applications;
•transaction monitoring using advanced fraud prevention models.
Additional examples of controls that we are implementing for online banking fraud include:
→strong customer authentication and signature to approve transactions;
→behavioural biometrics and anti-malware protection;
→identification and secure registration of customer devices.
Moreover, the second line of defence made progress with internal fraud management in 2024 by enhancing a related policy that applies to all Group subsidiaries and coordinating several activities to standardize how we manage these events, based on best practice and identified controls.
Cyber risk
At Santander, cyber risk management is an integral part of our operational risk control and management model. Our cybersecurity management is designed to align with international best practices and provide a framework to measure and monitor the cyber risk profile and control environment, including threats and incidents associated with the use of external service providers.
The increasing reliance on digital systems puts cybersecurity at the heart of managing non-financial risks in the financial industry. Our goal is to make Grupo Santander a cyberresilient organization, capable of preventing, detecting, and quickly responding to cyberattacks, while constantly improving and evolving our defences.
Annual report 2024    539

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Ransomware in all its forms (data encryption and exfiltration) continues to be the prominent external threat. Moreover, distributed denial of service (DDoS) attacks associated with geopolitical tension and international conflicts in Ukraine and the Middle East, also continue to have a high incidence.
During 2024, multiple events were responded to, including those involving third-party service providers. For example, on May 14, 2024, Santander announced that it had become aware of unauthorized access to a Santander database hosted by an external provider, which included certain customer and employee information. Numerous measures were immediately implemented to manage the incident, such as blocking access to the database, strengthening fraud prevention, taking preventive actions to avoid a similar incident from occurring again, and maintaining direct contact with regulatory bodies and collaborating in the investigation with law enforcement agencies.
In this regard, we continue to improve risk management and develop controls in line with the Group's global cybersecurity framework and international best practices.
From the second line of defence perspective, there is a framework to measure and monitor the cyber risk profile and its control environment. The key aspects of our cyber risk oversight programme in 2024 were:
•the expansion of the services and scope of a global second line of defence Centre of Excellence for cyber risk, providing an opportunity to strengthen control risk activities while achieving efficiencies, simplification and harmonization;
•an update of internal regulation to align with new regulatory requirements (e.g. DORA Regulation);
•a review of our oversight procedures (risk indicators, risk appetite and reference risk);
•participation in the ECB’s first Cyber Resilience Stress Test;
•the automation of dashboards to embed several sources of information and provide a consolidated view of cyber risk.

For more details on cyber security, see section 5 'Research, development and innovation (R&D&I)' on 'Economic and financial review' chapter.
IT risk
Our aim to become the best open financial services platform on the back of digital transformation requires constant review, assessment and enhancement of our controls to mitigate and manage technological risk.
Despite a demanding environment under constant change, we are quickly adapting our business model and our technology to support the global businesses in their digital transformation by providing them with global platforms that draw on innovative capabilities to meet the new needs of our customers and new regulatory requirements. This also aims to strengthen our position as a digital bank with a global footprint that can adapt to the changing demands of the market.
For 2024, the key aspects of our IT Risk Management programme were:
•monitoring the implementation of actions to meet the requirements of DORA regulation, including a deep dive into the operational resilience scenario mitigation strategy in relation to data mismanagement;
•making key IT assets less obsolete to fit with our risk appetite;
•strengthening the Public Cloud control model by embedding essential controls within the risk and control self-assessment for the first time;
•continuing to enhance automation to correlate data, analyse and report on technology risks to facilitate the collection and consolidation of information, prioritize risk management, and enable more effective independent oversight;
•making headway with the implementation of automated solutions to analyse back-up and inventory controls that help enhance the monitoring and control of technological risk.
Supplier risk management
Our digitalization strategy sets out to offer our customers the best solutions and products in the market. This may lead to an increase in third-party services, cloud services and the large-scale use of new technologies.
In 2024, we boosted our supplier management model and internal control framework due to increased cyber risk, environmental (ESG) risks and regulatory requirements (especially DORA). We implemented a new IT platform to assess and manage the risks in outsourcing and third-party agreements.
We continued to bolster our methodologies and contractual frameworks to enhance the monitoring of third-party risk in our subsidiaries. Moreover, we used a risk-based approach that focused on suppliers that could increase the potential risk level in our operations and customer services in the Group’s subsidiaries. We increased monitoring of those suppliers to check that:
•they have an appropriate control environment in accordance with established Group policies and that mitigate the risk level of the service provided;
•business continuity plans are in place to enable the delivery of the service even in the event of a disruption;
•the proper controls are in place to protect the information processed during the provision of services;
•contracts and third-party agreements include the required clauses to protect the interests of our customers and the Group, while providing coverage of the legal obligations in force;
•regular monitoring of these suppliers is carried out, with particular attention to service level agreements and the regular testing of their business continuity plans;
•exit strategies are defined, including reversion or migration plans, particularly for those services with a high impact on business continuity and difficult to replace.

Annual report 2024    540

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

We continue to embed our environmental, social and governance approach in our strategy and culture to build a more responsible bank. Because our suppliers may have an impact on the environment and broader society, we implemented a new certification procedure to verify that they follow the Group’s ESG sustainability standards and criteria.
Other key mitigating actions
We are constantly improving our risk mitigation measures related to customer, products, and business practices. Santander has specific frameworks and policies on the marketing and selling of products and services; customer complaint handling and analysis; financial crime prevention; and compliance with new regulations.

For more details on compliance risk mitigation, see section 6.2 'Compliance risk management'.
Insurance in operational risk management
Santander considers insurance a key component of operational risk management. The Corporate Insurance function is responsible for the use of risk transfer formulas to optimize and safeguard the bank's financial results.
We have global insurance programmes for property damage, civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against directors and officers of the Group (D&O insurance). We supplement these global policies with a wide range of local insurance policies that adapt to the characteristics of each subsidiary and are taken out according to the insurance risk management model that the Corporate Insurance area implements in each market.
This area works with the Non-Financial Risk (NFR) function to perform continuous monitoring and oversight of the proper application of policies and procedures to manage risk that is insurable in our subsidiaries.
This collaboration is governed by:
•NFR's participation as a permanent member in the quarterly corporate insurance forum;
•NFR's attendance at the quarterly claims forum, which monitors and enhances processes for loss recovery via insurance;
•procedures outlining the interaction model between NFR and Corporate Insurance, as well as other functions that correspond to the various insurance typologies (e.g., facilities, cybersecurity and, legal, among others). These procedures pursue the proper management of insurance throughout the entire process of identification, assessment, transfer, and retention of risk;
•twice-yearly coordination of the mapping of risks to insurance across the Group, with the objective of monitoring the effectiveness of insurance coverage, and identifying and correcting any potential gaps in coverage.

We continue to adapt how we use insurance to align our management with changes in the risk environment. Against this backdrop, we extended our analysis and added coverage related to climate change, cyber risk, the digital landscape and other elements to make sure that the policies and governance of the non-financial risk and corporate insurance functions respond to these and other emerging cross-cutting risks.
Analysis and oversight of controls in Corporate & Investment Banking (CIB)
Given the nature, specificity and complexity of financial markets, CIB must enhance operational risk management and control continuously. We implemented these enhancements in 2024:
•Enrichment of processes to drive automation and operational excellence in the services provided to our customers, based on a culture of quality that promotes the best CIB standards in every market;
•Reinforcement of the control framework for market activity by enhancing the design of controls, the quality of their execution, and other aspects. We continue to focus on the risk of unauthorized trading as a CIB risk management priority, for which we have clearly defined controls;
•Strengthening of the vendor risk management function through monitoring focused on critical and high risk services and targeted reviews of critical third-party processes to boost the risk profile and promote compliance with internal and regulatory requirements. We placed special emphasis in 2024 on meeting all the requirements set out under the DORA's Act;
•Strengthening cybersecurity control measures to protect against information leaks and cyber attacks in interactions with third parties (including SaaS10 providers); controls over user access to systems (privileged user access); and technological contingency tests. In addition, we enhanced monitoring and challenge exercises to execute controls correctly.

10 SaaS - Software as a Service
Annual report 2024    541

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

5.3 Key metrics
Net losses (including incurred losses and net provisions) as per Basel11 risk categories in the last three years were:

Net losses by operational risk categoryA
(% o/total)

A. Does not include employees litigations in Brazil.
Santander considers employee litigation in Santander Brazil to be a staff expense. Our governing bodies (risk control committee, RSRCC and board of directors) continuously monitor expense levels with specific risk appetite metrics and take special actions to reduce them. These expenses are reported under the categories defined by the Basel Operational Risk framework.
In 2024, the most significant losses by category and geography are related to litigation in Santander Brazil, the UK, Poland and Spain. In the case of the UK, operational risk losses increased in 2024 due to the provision made for the case of vehicle financing commissions (see section on legal provisions in the consolidated financial statements). Excluding this case, UK losses would be lower compared to the previous year.

The net losses by country were:

Net losses by countryA
(% o/total)
A. Does not include employees litigations in Brazil.

11 The Basel categories incorporate risks which are detailed in section 6 'Compliance risk'.
Annual report 2024    542

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

6. COMPLIANCE RISK
6.1 Introduction
The compliance risk function is an independent control function within the second line of defence. It reports directly and regularly to the board of directors and its committees through the Group Chief Compliance Officer (CCO). It facilitates critical, independent debate, oversight and control in terms of corporate compliance, product governance, consumer protection, reputational risk, and financial crime. It also measures the impact of compliance and conduct risk on risk appetite. The compliance function regularly reports to the relevant governance bodies at management and board level, on compliance related risks and the effectiveness of the compliance programme in managing them. This function works closely with the wider risk team to promote a common risk and compliance culture.
Our compliance operating model and framework is well established and delivered consistently across the Group. It considers all applicable legal and regulatory requirements and expectations of the Group, and promotes well-defined ethical principles and good conduct requirements, for the benefit of employees, customers, shareholders and the communities we serve in.
In 2024 we focused on enhancing our operating model to strengthen the progression of our commitments, with specific focus on managing our financial crime risks in the face of ongoing geopolitical challenges, and delivering enhanced compliance support to the Group’s global divisions.
6.2 Compliance risk management
We have a robust and consistent compliance operating model and framework to meet all legal and regulatory requirements at Group and subsidiary level. Programmes are risk-based and reflect the size and complexity of the Group. The key risks that we cover and describe in the current section include but are not limited to the following:
•Employee compliance: risk of non-compliance with legal and regulatory requirements as outlined in Grupo Santander's Code of Conduct, due to the behaviours and conduct of our employees. Every employee is expected to operate based on the highest ethical considerations and free of any conflict of interest at all times.
•Conduct risk: risk arising from inadequate practices in the Group's relationship with customers, including the way they are treated, as well as the products and services offered and their suitability for each customer. Inadequate treatment of customers includes the risk of not taking due account of the vulnerability or special circumstances and/or economic stress of customers, so that we act in their best interests and offer them viable solutions where possible.
•Reputational risk: risk of current or potential negative economic impact to the bank due to damage to the perception of the bank on the part of employees, customers, shareholders, investors and the wider community.
•Financial crime risk: risk that Santander is used or exploited to make funds or assets with illicit origin and/or that enable criminal activity to appear as legitimate, specifically through money laundering, terrorism financing, sanctions violations and such other crimes as bribery, corruption or fraud.
In addition, ESG factors12 are cross-cutting in all the organization and managed according to our risk and compliance, and sustainability frameworks. From a compliance programme perspective, they mainly relate to FCC, conduct and reputational risk, where we continue to enhance the risk and compliance control environment in relation to the ESG management.

For more details on ESG factors management, see section'2.3 Embedding climate in risk management' in the 'Sustainability statement' chapter.
Corporate compliance
This function oversees and controls regulatory risk from employees, those related to personal data processing, securities markets (markets conduct) and regulatory disclosures to the Spain's stock markets authority, Comisión Nacional del Mercado de Valores (CNMV), and other regulatory bodies where Santander is a publicly traded company. The core elements of corporate compliance are:
12 A set of potential negative impacts relating to ESG factors (environmental, social and governance), considered as material by the Group according to the corporate risk framework.
Annual report 2024    543

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

A. Employees
We promote a culture of ethics and compliance among our employees, with standards for preventing corporate financial crime risk, conflicts of interest and anti-competitive practices according to the General Code of Conduct (GCC). To support this, we operate Canal Abierto, Grupo Santander´s whistleblowing channel, through which employees and other stakeholders can anonymously and confidentially report financial and accounting irregularities, as well as violations of internal or external regulations and our corporate behaviours.

Employees’ compliance

Canal Abierto	Training and awareness

→Provide a channel for employees to report unethical conduct and breaches of internal or external regulations.
→Manage and investigate reported cases.
→Promote a culture of speaking up and truly listening.

→Develop employee training programmes and awareness campaigns on corporate defense, anti-trust and employee compliance.
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

(*) Run by the Corporate Centre, Corporate Compliance, Legal and Internal Governance areas.

For more details on Canal Abierto, see section '4.3 Ethical channels' of the 'Sustainability statement' chapter.
B. Privacy
At Santander, we have a specialist office that enforces our corporate policy on personal data protection and sets out guidelines for all our subsidiaries. In 2024, we increased data protection awareness following the 14th of May incident related to the unauthorized access to a Santander database hosted by a third-party provider. We adopted coordinated and reinforced measures to strengthen our data protection culture and foster collective consciousness about the value and protection of personal data.
C. Market regulation
The Markets Conduct team within Corporate Compliance oversees enforcement of the Code of Conduct in Securities Markets (CCSM). It is also responsible for the control environment applicable to treasury shares transactions and Santander's buyback programmes and for monitoring the use and contribution of benchmarks.
In addition to the application of the CCSM, the risk of market abuse is primarily managed by the relevant business line, with support from CIB Compliance, as outlined below:
•The global control room function is responsible for preventing unlawful disclosures of inside information and transactional conflicts of interest.
•The surveillance function is responsible for: (i) monitoring the bank's activity in financial markets; (ii) deterring and detecting market abuse and other types of misconduct; and (iii) establishing monitoring systems for both the bank's orders and transactions in financial markets and for the communications of employees carrying out this activity.
•The CIB compliance function also oversees compliance with core international market regulations, including, but not limited to:
•EU laws and regulations: monitoring of compliance with EU Regulations (for example, MiFID II and EMIR), with the focus in 2024 on regulatory reporting, inducements and Algorithmic Trading requirements.
•UK laws and regulations: continued monitoring of divergences of UK vs. EU regulations.
•US laws and regulations: monitoring of US compliance programmes and their global application, in particular Dodd-
Annual report 2024    544

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Frank Swap Dealer and Security Based Swap Dealer; and the Volcker Rule.
D. Relevant Information
The core functions of Corporate Compliance’s Relevant Information team are: (i) leading the assessment to decide whether a particular piece of information could be classified as inside or other relevant information; (ii) disclosing relevant information as well as key inside information on the Group to the markets, which can be found on both our website and the CNMV's; and (iii) reporting on transactions with treasury shares or significant holdings of Banco
Santander, and on transactions and share-based remuneration schemes of executive directors and senior managers to the CNMV and other regulatory bodies in markets where Santander is a publicly traded company.
E. Automatic exchange of tax information between countries
The data management function oversees automatic tax disclosure between subsidiaries (pursuant to FATCA13 and CRS14) by checking regular reporting obligations and execution of local action plans.

Key corporate compliance lines of action in 2024

Policies, procedures and guidelines	Subsidiaries Oversight and Awareness

→Enhanced Santander's GCC to avoid conflicts of interest that could arise between Group professionals who have a family member within the Group.
→Revised Santander's CCSM to align its content to the current regulatory framework and best practices and to adopt an approach closer to the expectations of US regulators.

→Ongoing coordination to facilitate proactive identification, management and reporting of any data related risk.
→Established foundation for countries not affected by GDPR to apply similar standards through a comprehensive compliance program which manages personal data protection risks effectively.
→The focus of the Surveillance function was on the continued harmonization of global tools and processes across both trade and communications.
→Benchmark Oversight of subsidiaries and global businesses strengthened through the execution of Risk assessments, and through the advice to local units and businesses.

Risk management, methodologies and control

→Successfully completed the transition to the enhanced methodology of EURIBOR contribution set by the European Money Markets Institute.
→Implemented the amendments stemming from EMIR-Refit.
→Applied a control framework to the two buyback programmes carried out in the year (for an amount of EUR 1,459 million and EUR 1,525 million) to contribute to their compliance with applicable regulation.

Conduct and reputational risk
The conduct and reputational risk function promotes suitable levels of consumer protection by fostering a good customer relationship culture throughout the overall customer lifecycle (from design of products, sales, post-sales and in all engagement throughout a customer’s relationship with the Group) to protect consumers' rights and promote their fair treatment while managing and mitigating all potential conduct risks with them.
It also promotes a low reputational risk profile by defining criteria and controls to minimize risk that seek to prevent, mitigate and proactively manage stakeholder relationships within the Group.

A. Conduct risk
Customer conduct risk can potentially arise through failures in marketing processes, including product design (e.g. definition of target market and price), in sales (e.g. transparency and suitability) and post-sales (e.g. customer service and consideration of customers in special circumstances).
The first line of defence (i.e. business and its supporting functions), are responsible for identifying, mitigating, managing and resolving risks across all these phases and when dealing with customers. Compliance, as the second line of defence, advises the first line of defence of the global business and the local compliance teams on the implementation of the Group´s conduct risk management model and oversees the control environment and remediation plans, where applicable.
13 Foreign Account Tax Compliance Act
14 Common Reporting Standards
Annual report 2024    545

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Key elements of the conduct risk management model

Internal regulation and governance	Oversight of key processes	Risk management

→Define principles and processes through a strong regulatory-based conduct risk management model.
→Oversee of local product governance forums and run the corporate one to mitigate conduct risk in the product and service approval.

→Our products and services meet customer needs.
→Sales target the right markets with transparency, ensuring proper training, and customer-centric incentives.
→Our customer service and post-sale services are high-quality and fair.

→Monitor results of marketing controls. →Identify and assess risks using customer voice, risk management tools, and supervisory and sectorial information. →Escalate issues and action plans.

Our conduct risk model promotes basing our actions on customers’ interests, regulation, our values and our principles. That means driving a customer-centric culture throughout the marketing and servicing processes and retail customer relations with a Simple, Personal and Fair approach.

Key conduct risk lines of action in 2024

Implementation of responsible practices with end users

→Vulnerable customers policy implementation.
→Annual review of sales force remuneration, ensuring consistency with Group standards.
→Thematic review on fair lending practices for credit cards and overdrafts.
→Monitoring of responsible pricing, fraud management, and contact centre activities.

Contribution to the simplification strategy

→Conduct risk assessments of product catalogue simplification. →Optimization of product approval processes.

Promoting best practices in digital strategy

→New guidelines to mitigate conduct risk and improve customer experience in digital sales.
→Policies for crypto and digital Assets and several initiatives approved after expert review.
→Ongoing collaboration in public discussions on digital assets.
→AI project in Brazil to analyse customer complaints better, enhancing depth and speed.

For more details on conduct with customers, see section '3.3 Our customers' of the 'Sustainability' chapter.
Annual report 2024    546

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

B. Reputational risk
Reputational risk is predominantly rooted in stakeholders' perception of the bank in every market where we operate. Reputational risk can arise from multiple sources: from business or business support activities, as a consequence of other risks, from the economic, social and political environment, or from events related to our competitors. Our reputation could also suffer if we are the subject of negative coverage in the media, whether merited or not.
Reputational risk applies to all Group activities and is identified, managed and mitigated by business and support functions, in particular the ones that engage with stakeholders. The second line of defence, in compliance, draws up policies, oversees the risks, challenges the first line of defence and report and escalate to the relevant governing bodies (compliance and conduct committee, CSRRC and board).
Our reputational risk model takes a preventive management and control approach, with effective handling of early warnings as well as procedures to identify, manage and monitor risk events. It also includes elements to identify, analyse and monitor key stakeholders’ perception of Grupo Santander and the financial sector, and how that perception may change. Our model is also consistent with the overall risk management and control processes (risk profile, risk appetite, economic capital, emerging risks, and others).

Key reputational risk lines of action in 2024

Policies, procedures and guidelines

→Reviewed models, policies and criteria in sensitive activities: the defence sector and subsidiaries oversight.
→Collaborated with other functions to implement greenwashing guidelines, awareness and meet regulatory requirements.
→Reviewed our humanitarian crisis management guidelines and set assessment criteria for Santander aid deployment.
→Collaboration in definition of a protocol to mitigate reputational risk when restricting or ending business relationships due to FCC reasons.

Risk management, methodologies and control

→Ran initiatives to share best practices with subsidiaries, including enhancements of collaborative tools.
→Enhanced methodologies to quantify reputational risk for economic capital and developed a methodology to quantify reputational impact related to climate & environmental risks.

Subsidiaries oversight and reporting

→Enhanced subsidiary oversight, governance and challenge processes.
→Updated the methodology and processes for the control environment at Group and subsidiary-level (quality assurance, oversight perimeter, etc.).
→Bolstered the process of risk reporting and consolidation in the corporation and subsidiaries for reputational risks, based on a forward-looking approach.

Financial Crime Compliance (FCC)
Financial crime risk arises from acts or the use of the Group's means, products and services for criminal or illegal activities.
The business functions form the first line of defence who is primarily responsible for identifying, managing, mitigating and reporting financial crime risk, taking into consideration the Group's risk culture. The Accountable Executive for FCC oversees that the business embraces, implements and executes the FCC Framework and FCC Programme effectively.
The FCC function, as a second line of defence, oversees financial crime risks and maintains suitable policies and procedures to manage the business activities within the Group's established risk appetite.
In addition, in 2024, we continued to focus on these priorities:
•Priority crime threats, geopolitical events, and focus on information sharing drove the general FCC Group activity for prevention and mitigation purposes against money laundering, terrorism financing and sanctions violation.
•Moreover, we focused on the growing risk in international financial sanctions in an increasingly global and interrelated environment, appropriate knowledge and updating customer due diligence files and, where appropriate, their structures and new businesses and services such as cryptoassets and payment gateways, coupled with the growing risks of fraud, and will continue to do so in the future.
•Continuous cooperation with law enforcement and competent authorities is key to disrupt threatening finance networks support the communities that the Group serves, and the Group is fully committed in this regard.
Annual report 2024    547

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Forged and maintained relationships with domestic financial intelligence units, law enforcement agencies and public financial institutions to enhance overall capabilities to prevent, mitigate and detect suspicious activities.
•Enhanced and developed methodologies, procedures, processes and systems to detect and mitigate financial crime, to respond correctly to existing and emerging threats.
•The ongoing FCC strategic programme enables a strong approach to the Group’s control framework and operating model, embedding a dynamic model and continuous improvement of scenarios on internal systems such as transaction monitoring and sanctions screening.

Key FCC lines of action in 2024

Frameworks & policies	One FCC strategic program
→Continued evolution of AML policies and procedures as part of ongoing update of the AML/CFT framework regulation.	→Continued to build on the control framework in several units as a consequence of strengthening the control environment and implementing One FCC strategic program.

Financial Intelligence units	Oversight
→Enhanced information sharing activities through a new platform to feed and share information within the Group, enhancing functionality, confidentiality and security controls.	→Enhanced the methodology for the FCC unit’s oversight to check that all subsidiaries follow a consistent approach to supervise and assess financial crime risk.

Trainings	Relationship with other associations
→Targeted training to introduce the new EU AML package and provided an online training module on sanctions.
→Banco Santander is a founding member of the Wolfsberg Group (association of 12 global banks that aims to develop financial services industry standards for financial crime) and is actively involved in its activities and initiatives.

For more details on FCC, see section 4.2.3 'Financial Crime Compliance (FCC)' in 'Sustainability statement'.
Annual report 2024    548

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

7. MODEL RISK
7.1 Introduction
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
The use of models entails model risk, which is defined as the potential negative consequences of decisions based on poorly developed, poorly implemented or incorrectly used models. Model risk can lead to financial losses, inappropriate business or strategic decisions or damage to the Group's operations.
7.2 Model risk management
At Grupo Santander we have been measuring, managing and controlling model risk for years. The Model Risk area, which extends to both the corporation and the main subsidiaries, seeks to manage and supervise this risk.
For the proper management of model risk, we have clear internal regulations that establish the principles, responsibilities and processes to organise, approve, manage and govern models through their entire life cycle.
The intensity of model risk management and monitoring is relative to the importance of each model for Santander Group. Through the tiering process, we summarize and classify the level of importance of non-regulatory models. The regulatory models, given their particular relevance for the Group, follow the most intense control and management standards.

At Grupo Santander we define the following phases of the model's life cycle:
1. Identification
The identified models must be included in the scope of model risk control and, consequently, in the Group centralised inventory, a single platform based on an uniform taxonomy for all models used in the business units. This inventory is key for sound management, as it contains all relevant information of each model, enabling to closely monitor them according to their relevance and the tiering criteria.
2. Planning
An internal annual exercise approved by our subsidiaries’ governance bodies15 and reviewed in an aggregated form, which formulates strategic measures for models managed by the Model Risk area and pinpoints needs for any models to be developed, reviewed or implemented during the year.
3. Development
In this phase, the Model unit helps strengthen risk management by developing models and using data according to existing regulatory requirements.
15 The subsidiaries’ local governance bodies (including the local executive risk committee — ERC — or equivalent) approve the plan for the models under their remit. At corporate level, the subsidiaries’ plans and global model plan are presented to the model approval forum (MAF) for review and to the ERC for approval.
Annual report 2024    549

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

This unit leads the development of models for all risk types, with the spotlight on complying with regulatory expectations (Internal Rating Based Approach — IRB —, IFRS9, Internal Model Approach — IMA —, and other models). To develop models, we have specialized local and global teams. The experts in each geography are responsible for the development of local models since they are well-versed in the particularities and needs of each unit, while the global experts define the modelling standards, develop global models and support the geographies on the application of these standards and on the development of their own models, where required.
Moreover, we use a boxification methodology that enables us to automate, standardize and maintain the quality of model development.
Throughout the year, we completed the final developments under the IRB Repair Program. Per supervisory requirements, we also delivered on the IRB strategy update, which sought to pursue the consistent use of IRB models in the Group’s units. We will execute this strategy in the coming years. We built on models for stress tests, climate change risk management, and others.
At Santander, we believe in innovation, such as the responsible use of machine learning and generative artificial intelligence. Our aim is to delve deeper into these new techniques by running process enhancement and simplification initiatives.
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
We have an unique validation approach led by the Single Validation Office, which strengthen the second line of defence ensuring a consistent and standardised model risk management across the Group. It has allowed a greater decentralised organizational structure.
5. Approval
Before the model´s implementation and use, internal governing bodies16 must approve it through a governance circuit in place for our model inventory, based on its level of importance.
6. Implementation and use
In this phase, we add new models to our IT systems. Because this is another source of model risk, technical teams and model owners test proper model integration based on methodology and expectations.
7. Monitoring and control
We regularly review models so that they are working correctly and that they are suitable for their purpose. Otherwise, they must be adapted and redesigned. Control teams must make sure models are managed according to the general model risk framework and other related internal rules.
Main activities in 2024
To strengthen the Group's model risk culture and position Santander as a benchmark in this area within the banking industry, in 2024 our strategy has focused on:
•implementation of the IV Next project for the evolution of the validation function, reinforcing the identification of root causes of incidents and the binding role of the Internal Validation teams;
•technological transformation and simplification of the function towards a more efficient model;
•continuous improvement of the IRB regulatory models to meet supervisory expectations and adaptation to the new FRTB regulatory framework;
•review of the model inventory from the point of view of the five global businesses, thus enabling effective model risk management aligned with the Group's strategy.
16 The ERC, model approval forum (MAF), local model governance bodies or the model owner will approve models based on model type or use (regulatory or not); if the model is local or global; the type of amendment to the model; global tiering; and the powers delegated to each subsidiary.
Annual report 2024    550

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

8. STRATEGIC RISK
8.1 Introduction
Strategic risk is the risk of loss or damage arising from strategic decisions or their poor implementation, or the inability to adapt to a changing environment, which may impact the medium- and long-term interests of our key stakeholders.
Grupo Santander’s business model is a key element of our strategic risk. It must be viable, sustainable and capable of generating results in line with our annual objectives and in a manner that is consistent with the Group's long-term vision.
Strategic risk has three key components:

1	Business model risk, which includes the risk of the model being out of date, becoming irrelevant and/or losing its capacity to continue generating the desired results.

2
Strategy design risk, which relates to the strategy and assumptions set out in the Group’s long-term plan, considering that this plan may be unsuitable in its nature or because of its assumptions, which could result in the Group not achieving the expected results.

3
Strategy execution risk, which involves the three-year strategic plan and potential deviations from it due to internal and external factors, the lack of capacity to respond to changes in the business environment and the risks associated with corporate development transactions and the marketing of new products and services.

8.2 Strategic risk management
Our strategy and business model pillars are customer focus, our global scale with local presence, and geographical, business and product diversification. Our five global businesses are key to driving more value creation, profitability and shareholder remuneration, while helping us maintain a solid and diversified balance sheet thanks to our prudent risk management.
Grupo Santander views strategic risk as a transversal risk. We therefore have an operating model, to which the Group's subsidiaries refer to, that covers the governance, procedures and necessary tools for robust monitoring and control, all within our board-approved risk appetite.
We constantly monitor changes in competition, regulation, market conditions, our organization and other areas to determine the existence of mitigating factors, as well as action plans and the potential need to revise our strategy. The Strategic Risk function engages with key areas of the first and second lines of defence to ready mitigating measures for implementation when necessary.
Our strategic risk operating model is based on:
•Challenging strategic plans: With the support of other specialized areas within the Risk division, the Strategic Risk team challenges the three-year financial plan and long-term strategic plan by identifying potential threats that could undermine our objectives. In 2024, we bolstered this by defining a set of binding constraints that we embedded in the Group's three-year plan as well as by fully integrating our five global businesses into this process.
•Emerging risks: Santander proactively identifies, measures, monitors and manages risks that, under stressed scenarios, could have a significant impact on the Group's profitability, liquidity and solvency. In 2024, we updated the methodology we use to identify and assess these risks by enhancing its foresight component. For more details on the emerging risks we spotted in 2024, see the next section.
•Analysis of business model performance: To identify and assess the main threats to the bank’s and our subsidiaries' business plan and strategic objectives in three areas:
•Strategy execution: Assessing the risk of deviation from plans, targets and strategic initiatives.
•Viability and sustainability: Assessing our position against competitors and the risk of failing to create shareholder value.
•Business plan predictability: The risk of results becoming unpredictable and unstable over time.
In 2024, we simplified and strengthened our business model assessment methodology by reducing the number of metrics, dimensions and volatility, giving greater relevance to strategic execution, as well as reinforcing the backtesting of strategic planning
•Participation in the assessment and validation of proposals for new products and services prior to their release by verifying they are consistent with the Group's strategy and weighing up their risk against profitability.
Annual report 2024    551

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

•Corporate development transactions: Encouraging that the analysis of these transactions includes an assessment of their impact on the Group's risk profile and risk appetite.
•Monitoring strategic projects: The Group strategy committee sets out the strategic initiatives inventory every year. We jointly review progress of these initiatives performance twice a year, including an independent challenge from the second line of defence. In 2024, we launched several initiatives, such as those related to the use of Artificial Intelligence, to boost productivity and process automation and increase customer satisfaction. We are also promoting the interoperability of instant payment systems in Europe as a cross-border solution. Moreover, we continued to modernize the Group's core processes — based on cloud computing — to boost efficiency and strengthen our global strategy, which the five global businesses underpin.
The strategic risk function is responsible for providing a consolidated view of the exposure to this risk, providing an independent opinion and challenging the activities of the first line of defence. Senior management regularly receives the Strategic Risk Report, which includes an update on strategy execution, emerging risks, business model performance, corporate development transactions, product marketing, and strategic initiatives.

8.3 Emerging risks in 2024
Our emerging risks exercise aims to detect, assess and monitor risks that may have a significant impact on our business model, profitability and solvency under stressful conditions with low likelihood of occurrence.
Proactive emerging risk management is essential to avoid and mitigate potentially negative impacts on, and deviations from, targets through action plans drawn up in advance.
This involves both the first and second line of defence in our subsidiaries and at the corporate centre. We also embed identified risks in the idiosyncratic scenarios of the Group's Internal Capital Adequacy Assessment Process (ICAAP) and viability, recovery and resolution plans.
In 2024, the main emerging risk drivers were geopolitical and macroeconomic uncertainty in relation to the potential escalation of ongoing military conflicts and deteriorating US-China relations as well as technology risks such as possible service disruptions caused by key suppliers and cyber attacks.
We highlight the following emerging risks:
Geopolitical uncertainty
While this has always formed part of our analysis, it has recently become one of the most important elements to consider in weighing up the potential threats to Grupo Santander. In 2024, we considered these events:
•Potential escalation of the conflicts in Ukraine and the Middle East, which could lead to tighter monetary policy if energy prices and inflation soar.
•Potentially disruptive policies in the US (with an impact on the global economy) and Mexico following recent elections in both countries.
•China-US relations: with a possible shift in the balance of power between economic blocs, an increase in trade tensions related to technology exchange, and the situation involving Taiwan and the South China Sea.
Macroeconomic landscape
This includes threats that often arise from geopolitical events but that are not part of our central scenario and have a very low likelihood of occurrence according to our emerging risks methodology. For instance:
•Severe recession in Germany, caused by a loss of competitiveness and leadership (especially in the automotive sector), which could trigger a potential systemic recession in the EU.
•Potential increase in market volatility, which could generate a sharp deleveraging of non-bank financial institutions and lead to further price adjustments that may spill over to the real economy and the banking sector.
•Vast fiscal imbalance in the EU, political clashes among EU members, and slowdown or even regression in EU integration, which could lead to loss of confidence and higher risk premiums.
Macroeconomic and geopolitical uncertainty can potentially hinder our growth and profitability and diminish asset quality due to a slowdown in one or many of our markets, as well as impacting on our customers and the recoverability of loans and increasing our losses or additional provisioning needs.
In Grupo Santander, we carry out a proactive risk management and have robust risk policies and procedures to keep our risk profile within the limits set in our risk appetite statement. This, coupled with our geographical and business diversification, makes us more resilient to macroeconomic and geopolitical risk.
In addition, the constant reinforcement of mitigating measures helped reduce the potential severity of these risks. We performed these actions in 2024:
•Held frequent monitoring meetings, including special situation forums (where necessary) to review risk profile, with the spotlight on key indicators for its monitoring and control.
•Definition and implementation of playbooks to pursue a quick, forward-looking and proactive response to challenging circumstances.
•Adjusted limits and exposures in relation to our risk appetite (where necessary) and updated internal sovereign risk ratings.
•Continuous monitoring of the US’s, China's and the EU's decisions on international trade and tariffs.
•Held asset-liability committee (ALCO) and market committee meetings to monitor structural, interest rate and FX risk, including the coverage of our capital ratios in all major currencies and, where necessary, adjusting our limits and exposure so that we remain within our risk appetite.
Annual report 2024    552

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Growing legislative and regulatory pressure
An increase in requirements due to new laws and amendments or the extension of legislative measures in the markets where we operate could threaten our capitalization and solvency objectives, stymie profitability, and undermine our ability to extend credit. An example of this would be the potential extension of the windfall tax on banks in Spain.
The key mitigation measures for this risk are:
•Initiatives included under the capital plan such as mobilizing assets through securitization, portfolio sales and other means; and
•Multidisciplinary working groups in cooperation with banking associations, regulators and other stakeholders to anticipate and mitigate the possible outcomes of these measures.
Risks related to generative artificial intelligence (AI)
AI is a technology that aims to create intelligent systems that can operate with certain autonomy to generate results (such as predictions, recommendations or decisions) with impact in both physical and virtual environments.
The major AI risks relate to a potential decline in equality (algorithmic bias), privacy and data processing, design errors and cyber risk. We also consider climate risk due to the high computational intensity of these technologies.
We are firmly committed to promoting the transformation of the financial sector through the responsible use of AI that prioritizes transparency and customer protection.
That’s why we set potential AI use cases under our risk management framework. Moreover, we have an AI policy with clearly defined roles and responsibilities, which aligns with the Group's risk appetite and the EU AI Act17. Additionally, it is necessary to consider the progressive entry into force of the AI Regulation in the EU (AI Act), which will have a high regulatory impact on the implementation and use of AI systems classified as high-risk. Our generative AI platform makes sure that the developments we undertake in the Group comply with our internal security and ethical control policies.
Potential disruption of a critical ICT18 supplier
Digitalization is increasing banks’ reliance on information and communication technology (ICT) and making them particularly vulnerable to potential disruptions and associated threats. This could result in the loss of data and disruption to our business.
Some of Grupo Santander's mitigating measures in this regard are comprehensive and strictly governed due diligence prior to ICT supplier onboarding, including supplier certification and regular monitoring and review; and exit strategies and business continuity plans for potential failures or disruptions, which we test regularly.
Central bank digital currencies (CBDC) and disintermediation risk
The digital versions of fiduciary currencies issued by central banks (central bank digital currency — CBDC), especially those that target retail customers, could impact on financial system stability if they replace traditional current accounts, which in turn could affect commercial banks’ volume, structure and cost of funding. To mitigate CBDC risk, the Group:
•Actively participates in the debate on CBDC with domestic and international authorities to explain the risks to financial stability and propose solutions to mitigate them.
•Monitors central banks’ CBDC projects to analyse their impact on the business or the possibility of developing new services for our customers to mitigate impact.
•Sets up multidisciplinary working groups with banking associations, think tanks, regulators and others to foresee and escalate, if necessary, potential CBDC impacts.
Risk of suffering a severe cyber attack
Our goal is to achieve a cyber-resilient organization capable of withstanding large-scale cyberattacks that could disrupt the normal functioning of the bank. In line with new regulatory requirements, the objective is to enhance all necessary capabilities to preserve the security of networks and information systems that underpin the continuous provision of financial services and their quality, even in the face of significant disruptions.
To achieve this, we have a governance and control framework that allows us to measure and monitor the cyber risk profile and its control environment, with the aim of maintaining a high level of digital operational resilience and an effective and prudent management of ICT-related risks.

For more details on the main cybersecurity risks, see 'Cyber risk' in section 5.2 ‘Operational risk management’.

To counter these threats, Santander runs several counts with different initiatives described in section '5. Research, development and innovation (R&D&i)' of the 'Economic and financial review' chapter.

17 European regulation on artificial intelligence.
18 Information and communication technology.
Annual report 2024    553

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

GLOSSARY OF TERMS, ACRONYMS AND ABBREVIATIONS

2023 AGM	Annual general shareholders’ meeting of Banco Santander held on 31 March 2023 at second call
2024 AGM	Annual general shareholders’ meeting of Banco Santander held on 22 March 2024 at second call
2025 AGM	Annual general shareholders’ meeting of Banco Santander called for 3 or 4 April 2025 at first or second call, respectively
A2A	Account-to-account
ABC	Anti-bribery and corruption
Act 10/2014
Active customer	Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
ADR	American depositary receipts
ADS	American depositary shares
AEOI	Automatic Exchange of Information standard
AI	Artificial intelligence
ALCO	Assets and liabilities committee
ALM	Asset and liability management
AML	Anti-money laundering
API	Application programming interface
APM	Alternative performance measure
AuM	Assets under management
B2B	Business-to-business
B2C	Business-to-commerce
Banesto	Banco Español de Crédito, S.A.
BCMS	Business continuity management system
bn	Billion
BNPL	Buy now, pay later. Short-term financing that allows consumers to make purchases and pay for them at a future date
bps	Basis points
BREEAM	Building research establishment environmental assessment method
BRL	Brazilian real
BRRD	Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time
Bylaws	Bylaws of Banco Santander
CAE	Chief Audit Executive
CAO	Chief Accounting Officer
CapEx	Capital expenditure
CARF	Conselho Administrativo de Recursos Fiscais (Administrative Council for Tax Appeals)
CBDC	Central bank digital currency
CCO	Chief Compliance Officer
CCoB	Capital conservation buffer
CCPS	Contingent convertible preferred stock
CCR	Counterparty credit risk
CCSM	Code of Conduct in Securities Markets
Annual report 2024    554

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

CCyB	Countercyclical capital buffer
CDI	CREST Depositary Interests
CEO	Chief Executive Officer
CF	Corporate Finance
CFO	Chief Financial Officer
CFT	Combating the financing of terrorism
CHF	Swiss franc
CIB	Corporate & Investment Banking (primary business segment)
CNBV	Comisión Nacional Bancaria y de Valores (Mexican stock market authority)
CNMV	Comisión Nacional del Mercado de Valores (Spanish stock market authority)
CO2e	Carbon dioxide equivalent
CoE	Cost of equity
COFINS	Contribuiçao para Financiamiento da Seguridade Social (Contribution for Social Security Financing)
Constant euros	Excluding exchange rates impact
Consumer	Digital Consumer Bank (primary business segment)
Costs in real terms	Costs excluding the effect of average inflation over the last twelve months
CPGF	Corporate product governance forum
CRD	Capital Requirements Directive
CRE	Commercial real estate
CRO	Chief Risk Officer
CRR	Regulation (EU) 575/2013 on prudential requirements for credit institutions and investment firms, as amended from time to time
CSLL	Contribuçao Social sobre o Lucro Liquido (Social Contribution on Net Profit)
CSRBB	Credit spread risk in the banking book
CSRD
Corporate Sustainability Reporting Directive. Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting (as updated from time to time)

CVA	Credit valuation adjustment
DCBE	Digital Consumer Bank Europe (secondary business segment)
DCM	Debt capital markets
Digital customer	Every consumer of commercial banking services who has logged on to their personal online banking and/or mobile banking in the last 30 days
DNSH	Do no significant harm
DORA
Digital Operational Resilience Act. Regulation (EU) 2022/2554 of the European Parliament and of the Council of 14 December 2022 on Digital Operational Resilience for the Financial Sector and Amending Regulations (EC) No 1060/2009, (EU) No 648/2012, (EU) No 600/2014, (EU) No 909/2014 and (EU) 2016/1011

DTA	Deferred tax asset
DVA	Debt valuation adjustment
E&CC	Environmental and climate change related
E&S	Environmental and social
EAD	Exposure at default
EBA	European Banking Authority
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EFRAG	European Financial Reporting Advisory Group
EIA	Environmental impact assessment
EIB	European Investment Bank
EMIR	European Market Infrastructure Regulation
eNPS	Employee Net Promoter Score is a method of measuring employee satisfaction
Annual report 2024    555

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

EOIR	Exchange Of Information on Request standard
EP	Equator Principles
EPC	Energy performance certificate
EPG	Equal pay gap. It measures differences in remuneration between women and men in the same job at the same level
EPS	Earnings per share
Equal pay gap	The equal pay gap measures differences in remuneration between women and men in the same job at the same level
ESCC	Environmental, social and climate change related
ESG	Environmental, social and governance
ESMA	European Securities and Markets Authority
ESRS	European Sustainability Reporting Standards
EU	European Union
EUR	Euro
EV	Electric vehicle
EVA	Economic value added
EVE	Economic value of equity
FCA	Financial Conduct Authority
FCC	Financial crime compliance
FDIC	Federal Deposit Insurance Corporation
Fed	Federal Reserve
FiDA	Financial Data Access Regulation
Financial inclusion	Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019
First 2024 Buyback Programme	First buyback programme carried out within the 2024 shareholder remuneration policy
FL CET1	Fully-Loaded Common Equity Tier 1
FRTB	Fundamental review of the trading book
FSB	Financial Stability Board
FX	Foreign exchange
G-SIB	Global systemically important bank
GAR	Green asset ratio
GB	Global Banking
GBP	Sterling pound
GCC	General Code of Conduct
GDF	Global Debt Financing
GDP	Gross Domestic Product
GDPR	General Data Protection Regulation
Gender pay gap	The gender pay gap measures differences in remuneration between women and men in an organization, business, industry or the broader economy, irrespective of the type of work
GFANZ	Glasgow Financial Alliance for Net Zero
GHG	Greenhouse gases
GM	Global Markets
GPG	Gender pay gap. It measures differences in remuneration between women and men in an organization, business, industry or the broader economy, irrespective of the type of work
GSGM	Group-Subsidiary governance model
GTB	Global Transaction Banking
Annual report 2024    556

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

GW	Gigawat
GWh	Gigawatt per hour
HQLA	High-quality liquid assets
ICAAP	Internal capital adequacy assessment process
ICAC	Instituto de Contabilidad y Auditoría de Cuentas (Institute of accounting and auditing)
ICE	Internal combustion engines
ICFR	Internal control over financial reporting
ICMA	International Capital Markets Association
ICO	Instituto Oficial de Crédito (Spanish public credit institution)
ICS	Internal control system
ICT	Information and communication technology
Identified staff	Other executives whose activities may have a significant impact on the Group's risk profile
IEA	International Energy Agency
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
ILAAP	Internal liquidity adequacy assessment process
IMF	International Monetary Fund
IRB	Internal ratings-based
IRC	Incremental risk charge
IROs	Impacts, risks and opportunities
IRPJ	Imposto sobre a Renda das Pessoas Jurídicas (Corporate Income Tax)
IRRBB	Interest rate risk in the banking book
ISO	International Organization for Standardization
IT	Information technology
JPY	Japanese yen
KPI	Key performance indicators
LCR	Liquidity coverage ratio
LDA	Loss distribution approach
Ley de Sociedades de Capital	Ley de Sociedades de Capital. Spanish Companies Act, approved by Legislative Royal Decree 1/2010, on 2 July
LGD	Loss given default
LTD	Loan to deposit ratio. Ratio of loans and advances to customers over customer deposits
LTV	Loan to value ratio. Ratio of loans and advances to customers to the value of the asset used as collateral
LUC	Land use change
M&A	Mergers and acquisitions
M/LT	Medium-and long-term
MDR	Minimum disclosure requirement
MiFID	Markets in Financial Instruments Directive
mn	Million
MREL	Minimum requirements for own funds and eligible liabilities which are required under the BRRD
MSS	Minimum social safeguards
Mt	Metric tone
MWh	Megawatt per hour
NACE	Nomenclature of Economic Activities of the European Union
NCF	Non-financial corporate
NFR	Non-financial risk
NFRD	Non-Financial Reporting Directive
NGFS	Network for greening the financial system
NGO	Non-governmental organization
Annual report 2024    557

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

NGO TMT	Non-governmental organization Trygg Mat Tracking
NII	Net interest income
NPL	Non-performing loans
NPS	Net promoter score
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
NZAM	Net Zero Asset Managers initiative
NZBA	Net Zero Banking Alliance
ODS	Open digital services
OECD	Organization for Economic Cooperation and Development
OEM	Original equipment manufacturer
OTC	Over-the-counter
P&L	Profit and loss statement
P2R	Pillar 2 requirement
Payments	PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and card business in the countries where we operate). Payments is a primary business segment
PBT	Profit before taxes
PCAF	Partnership for Carbon Accounting Financials
PCAOB	Public Company Accounting Oversight Board
PD	Probability of default
PHEV	plug-in hybrid electric vehicle
PIS	Programa de Integraçao Social (Social Integration Programme)
PLA	Polylactic acid
POCI	Purchased or originated credit impaired
pp	Percentage point
PVC	Polyvinyl Chloride
RAS	Risk appetite statement
RBSCC	Responsible banking, sustainability and culture committee
RCP	Representative concentration pathway
RCSA	Risk control self-assessment
Repos	Repurchase agreements
Retail	Retail & Commercial (primary business segment)
RoA	Return on assets
RoE	Return on equity
RoRWA	Return (net of tax) on risk weighted assets for a particular business
RoTE	Return on tangible equity
RoTE post-AT1	Return on tangible equity: Group attributable profit – cost of AT1s / average of: net equity (excluding minority interests) – intangible assets (including goodwill)
RPA	Risk profile assessment
RPK	Revenue passenger kilometers
RWA	Risk-weighted assets
SAM	Santander Asset Management
SASB	Sustainability Accounting Standards Board
SBNA	Santander Bank N.A.
SBTi	Science Based Targets initiative
SC USA	Santander Consumer US
SCF	Santander Consumer Finance
SDG	Sustainable development goals
SEC	Securities and Exchange Commission
Annual report 2024    558

Contents	Business model and strategy	Sustainability statement	Corporate governance	Economic and financial review	Risk management and compliance

Second 2024 Buyback Programme	Second share buyback programme charged against 2024 results
SFDR	Sustainable Finance Disclosure Regulation
SFICS	Sustainable finance and investment classification system
SHUSA	Santander Holding USA, Inc
SME	Small and medium enterprises
SN	Sustainability note
SOx	Sarbanes-Oxley Act of 2002
Spanish Corporate Governance Code	CNMV's Good Governance Code for Listed Companies
Spanish Securities Markets Act	Act 6/2023, of 17 March, on the Securities Markets and on Investment Services
SPF	Simple, Personal and Fair
SRB	European Single Resolution Board
SREP	Supervisory review and evaluation process
SRI	Socially responsible investment
SRT	Significant risk transfer
SSM	Single Supervisory Mechanism. The system of banking supervision in Europe. It is composed of the ECB and the competent supervisory authorities of the participating EU countries
STEM	Science, Technology, Engineering, Mathematics
sVaR	Stressed value at risk
SyRB	Systemic risk buffer
T&O	Technology & operations
TCFD	Task Force on Climate-related Financial Disclosures
tCS	Tonne of crude steel
TJ	Terajoule
TLAC	Total loss-absorbing capacity requirement which is required to be met under the CRD V package
TLTRO	Targeted longer-term refinancing operations
TMT	Technology, media and telecom
TNAV	Tangible net asset value
TNFD	Taskforce on Nature-related Financial Disclosure
TPV	Total payments volume
TSR	Total shareholder return
UK	United Kingdom
UN	United Nations
UNEP FI	United Nations Environmental Programme Finance Initiative
UNGP	United Nations Guiding Principles
UoP	Use of Proceeds
US	United States of America
USD	United States dollar
VaE	Value at earnings
VaR	Value at risk
VAT	Value added tax
vkm	Vehicle-kilometer
Wealth	Wealth Management & Insurance (primary business segment)
YoY	Year-on-Year
Annual report 2024    559

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

AUDITOR'S REPORT AND FINANCIAL STATEMENTS
Annual report 2024    560

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Auditor's report    562
Consolidated financial statements    512
Consolidated balance sheets as of 31 December
2024, 2023 and 2022    513
Consolidated income statements for the years
ended 31 December 2024, 2023 and 2022    517
Consolidated statements of recognised income and expense for the years ended 31 December
2024, 2023 and 2022    519
Consolidated statements of changes in total equity for the years ended 31 December 2024, 2023 and 2022    520
Consolidated statements of cash flows for the years
ended 31 December 2024, 2023 and 2022    526
Notes to the consolidated financial statements    588
1.    Introduction, basis of presentation of the
consolidated financial statements (consolidated
annual accounts) and other information    589
2.    Accounting policies    594
3.    Grupo Santander    620
4.    Distribution of Banco Santander’s profit, shareholder
remuneration scheme and earnings per share    624
5.    Remuneration and other benefits paid to the Bank’s
directors and senior managers    626
6.    Loans and advances to central banks and credit
institutions    639
7.    Debt securities    640
8.    Equity instruments    642
9.    Trading derivatives (assets and liabilities) and short positions    643
10. Loans and advances to customers    643
11. Trading derivatives    649
12. Non-current assets    649
13. Investments    649
14. Insurance contracts linked to pensions    651
15. Liabilities under insurance contracts    652
16. Tangible assets    653
17. Intangible assets - Goodwill    656
18. Intangible assets - Other intangible assets    659
19. Other assets    660
20. Deposits from central banks and credit institutions    661
21. Customer deposits    661
22. Marketable debt securities    662
23. Subordinated liabilities    665
24. Other financial liabilities    669

25. Provisions    670
26. Other liabilities    687
27. Tax matters    688
28. Non-controlling interests    695
29. Other comprehensive income    696
30. Shareholders' equity    702
31. Issued capital    702
32. Share premium    704
33. Accumulated retained earnings    704
34. Other equity instruments and own shares    705
35. Memorandum items    706
36. Hedging derivatives    706
37. Discontinued operations    731
38. Interest income    731
39. Interest expense    731
40. Dividend income    732
41. Commission income    732
42. Commission expense    732
43. Gains or losses on financial assets and liabilities    732
44. Exchange differences, net    733
45. Other operating income and expenses    734
46. Staff costs    734
47. Other general administrative expenses    740
48. Gains or losses on non financial assets, net    742
49. Gains or losses on non-current assets held for
sale not classified as discontinued operations    742
50. Fair value of financial instruments    742
51. Other disclosures    759
52. Primary and secondary segments reporting    772
53. Related parties    785
54. Risk management    788
55. Additional disclosures    824
Appendix    829
Appendix I. Subsidiaries of Banco Santander, S.A.    830
Appendix II. Societies of which the Group owns more
than 5%, entities associated with Grupo Santander
and jointly controlled entities    852
Appendix III. Issuing subsidiaries of shares and
preference shares    859
Appendix IV. Notifications of acquisitions and
disposals of investments in 2024    860
Appendix V. Other information on the Group’s banks    861
Appendix VI. Annual banking report    868

Annual report 2024    561

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

AUDITOR'S REPORT
Annual report 2024    562

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

[Page intentionally left blank] 1 of 7
Annual report 2024    563

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

[Page intentionally left blank] 2 of 7

Annual report 2024    564

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

[Page intentionally left blank] 3 of 7
Annual report 2024    565

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

[Page intentionally left blank] 4 of 7
Annual report 2024    566

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

[Page intentionally left blank] 5 of 7

Annual report 2024    567

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

[Page intentionally left blank] 6 of 7

Annual report 2024    568

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

[Page intentionally left blank] 7 of 7

Annual report 2024    569

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Santander, S.A.:
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2024, 2023 and 2022, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Estimation of impairment of financial assets at amortized cost– loans and advances to customers

As described in Notes 2,10 and 54 to the consolidated financial statements, the Company’s financial assets at amortized cost – loans and advances to customers - were EUR 1,011,042 million as of December 31, 2024, and its estimation of impairment of financial assets at amortized cost – loans and advances to customers – was EUR 12,644 million for the year ended December 31, 2024. The Company assesses impairment by estimating the expected credit losses based on the stage in which each financial asset is classified. Management’s collective assessment of expected credit losses considers instruments with similar credit risk characteristics that are indicative of debtors’ capacity to pay. The methodology required to estimate the expected credit losses due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios. The estimation of expected credit losses requires expert judgment and the support of historical, current and future information, including considering management overlays. The
Annual report 2024    570

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

probability of loss is measured considering past events, the present situation and future trends of macroeconomic scenarios.

The principal considerations for our determination that performing procedures relating to the estimation of the impairment of financial assets at amortized cost – loans and advances to customers is a critical audit matter are (i) the significant judgment by management in determining the collective assessment of the expected credit losses; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures relating to the models and assumptions used to determine the expected credit losses; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss estimation process, which included controls over the data, models and assumptions used in the estimation process, including management overlays to the models. These procedures also included, among others, (i) evaluating, on a test basis, models with respect to the estimation criteria and calculation, the models utilized for the estimation of the expected loss parameters, the appropriateness of the methodology used for the generation of the macroeconomic scenarios, the completeness and accuracy of data provided by management, and the reasonableness of management’s criteria for significant increase in credit risk and loan classification by stages; (ii) testing the mathematical accuracy of the impairment calculation for the credit portfolios; (iii) evaluating the reasonableness of the management overlays to the models made by management, if applicable; and (iv) evaluating a sample of individual credit files to determine the reasonableness of management’s classification, expected loss estimation methodologies and, where appropriate, corresponding impairment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models used by management and evaluating the reasonableness of assumptions used in the impairment estimation for the credit portfolios.

Goodwill Impairment Assessment of Certain Cash Generating Unit (CGU)

As described in Notes 2 and 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was EUR 13,438 million as of December 31, 2024, which includes the goodwill balance of the Santander US Auto CGU of EUR 1,068 million. Management assesses goodwill for impairment at the end of each annual reporting period or whenever there is any indication of impairment. Potential impairment is identified by management by comparing the value in use of a CGU to its carrying value. Value in use is estimated by management using discounted cash flow projections. Management’s cash flow projections for the CGU include assumptions relating to earnings projections, discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium and constant growth rates used in order to extrapolate earnings in perpetuity.

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

Litigation provisions and contingencies

As described in Notes 2 and 25 to the consolidated financial statements, the Company’s consolidated litigation provisions and contingencies balance as of December 31, 2024 were EUR 4,464 million. The Company records provisions for tax and legal proceedings in which management assesses the chances of loss to be probable. Management determines the amounts to be provided for as the best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of litigation provisions and contingencies. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external legal counsel, (ii) evaluating the reasonableness of management’s assessment regarding whether an outflow of resources is probable and the contingency is estimable, (iii) evaluating management’s assessment of possible contingencies relating to compliance with the tax obligations for all the years open to inspection and (iv) evaluating the sufficiency of the Company’s contingency disclosures.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain
February 28, 2025

We have served as the Company’s auditor since 2016

Annual report 2024    571

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED FINANCIAL STATEMENTS
Annual report 2024    572

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Grupo Santander

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2024, 2023 AND 2022
EUR million

ASSETS	Note	2024	2023	2022
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		192,208	220,342	223,073
FINANCIAL ASSETS HELD FOR TRADING		230,253	176,921	156,118
Derivatives	9 and 11	64,100	56,328	67,002
Equity instruments	8	16,636	15,057	10,066
Debt securities	7	82,646	62,124	41,403
Loans and advances		66,871	43,412	37,647
Central banks	6	12,966	17,717	11,595
Credit institutions	6	27,314	14,061	16,502
Customers	10	26,591	11,634	9,550
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		6,130	5,910	5,713
Equity instruments	8	4,641	4,068	3,711
Debt securities	7	447	860	1,134
Loans and advances		1,042	982	868
Central banks	6	—	—	—
Credit institutions	6	—	—	—
Customers	10	1,042	982	868
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		7,915	9,773	8,989
Debt securities	7	2,897	3,095	2,542
Loans and advances		5,018	6,678	6,447
Central banks	6	—	—	—
Credit institutions	6	408	459	673
Customers	10	4,610	6,219	5,774
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		89,898	83,308	85,239
Equity instruments	8	2,193	1,761	1,941
Debt securities	7	76,558	73,565	75,083
Loans and advances		11,147	7,982	8,215
Central banks	6	—	—	—
Credit institutions	6	363	313	—
Customers	10	10,784	7,669	8,215
FINANCIAL ASSETS AT AMORTIZED COST		1,203,707	1,191,403	1,147,044
Debt securities	7	120,949	103,559	73,554
Loans and advances		1,082,758	1,087,844	1,073,490
Central banks	6	16,179	20,082	15,375
Credit institutions	6	55,537	57,917	46,518
Customers	10	1,011,042	1,009,845	1,011,597
HEDGING DERIVATIVES	36	5,672	5,297	8,069
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	(704)	(788)	(3,749)

Annual report 2024    573

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2024, 2023 AND 2022
EUR million

ASSETS	Note	2024	2023	2022
INVESTMENTS	13	7,277	7,646	7,615
Joint venture entities		2,061	1,964	1,981
Associated entities		5,216	5,682	5,634
ASSETS UNDER REINSURANCE CONTRACTS		222	237	308
TANGIBLE ASSETS		32,087	33,882	34,073
Property, plant and equipment	16	31,212	32,926	33,044
For own-use		12,636	13,408	13,489
Leased out under an operating lease		18,576	19,518	19,555
Investment properties	16	875	956	1,029
Of which leased out under an operating lease		749	851	804
INTANGIBLE ASSETS		19,259	19,871	18,645
Goodwill	17	13,438	14,017	13,741
Other intangible assets	18	5,821	5,854	4,904
TAX ASSETS		30,596	31,390	29,987
Current tax assets		11,426	10,623	9,200
Deferred tax assets	27	19,170	20,767	20,787
OTHER ASSETS		8,559	8,856	10,082
Insurance contracts linked to pensions	14	81	93	104
Inventories		6	7	11
Other	19	8,472	8,756	9,967
NON-CURRENT ASSETS HELD FOR SALE	12	4,002	3,014	3,453
TOTAL ASSETS		1,837,081	1,797,062	1,734,659

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated balance sheet as of 31 December 2024.

Annual report 2024    574

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2024, 2023 AND 2022
EUR million

LIABILITIES	Note	2024	2023	2022
FINANCIAL LIABILITIES HELD FOR TRADING		152,151	122,270	115,185
Derivatives	9 and 11	57,753	50,589	64,891
Short positions	9	35,830	26,174	22,515
Deposits		58,568	45,507	27,779
Central banks	20	13,300	7,808	5,757
Credit institutions	20	26,284	17,862	9,796
Customers	21	18,984	19,837	12,226
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		36,360	40,367	40,268
Deposits		28,806	34,996	34,841
Central banks	20	1,774	1,209	1,740
Credit institutions	20	1,625	1,735	1,958
Customers	21	25,407	32,052	31,143
Marketable debt securities	22	7,554	5,371	5,427
Other financial liabilities	24	—	—	—
Memorandum items: subordinated liabilities	23	—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST		1,484,322	1,468,703	1,423,858
Deposits		1,126,439	1,125,308	1,111,887
Central banks	20	24,882	48,782	76,952
Credit institutions	20	90,012	81,246	68,582
Customers	21	1,011,545	995,280	966,353
Marketable debt securities	22	317,967	303,208	274,912
Other financial liabilities	24	39,916	40,187	37,059
Memorandum items: subordinated liabilities	23	35,813	30,912	25,926
HEDGING DERIVATIVES	36	4,752	7,656	9,228
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	(9)	55	(117)
LIABILITIES UNDER INSURANCE CONTRACTS	15	17,829	17,799	16,426
PROVISIONS	25	8,407	8,441	8,149
Pensions and other post-retirement obligations		1,731	2,225	2,392
Other long term employee benefits		915	880	950
Taxes and other legal contingencies		2,717	2,715	2,074
Contingent liabilities and commitments		710	702	734
Other provisions		2,334	1,919	1,999
TAX LIABILITIES		9,598	9,932	9,468
Current tax liabilities		3,322	3,846	3,040
Deferred tax liabilities	27	6,276	6,086	6,428
OTHER LIABILITIES	26	16,344	17,598	14,609
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—
TOTAL LIABILITIES		1,729,754	1,692,821	1,637,074
Annual report 2024    575

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2024, 2023 AND 2022
EUR million

EQUITY	Note	2024	2023	2022
SHAREHOLDERS´ EQUITY	30	135,196	130,443	124,732
CAPITAL	31	7,576	8,092	8,397
Called up paid capital		7,576	8,092	8,397
Unpaid capital which has been called up		—	—	—
SHARE PREMIUM	32	40,079	44,373	46,273
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL	34	—	720	688
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		—	720	688
OTHER EQUITY	34	217	195	175
ACCUMULATED RETAINED EARNINGS	33	82,326	74,114	66,702
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(5,976)	(5,751)	(5,454)
Reserves or accumulated losses in joint venture investments		1,831	1,762	1,553
Others		(7,807)	(7,513)	(7,007)
(-) OWN SHARES	34	(68)	(1,078)	(675)
PROFIT OR LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		12,574	11,076	9,605
(-) INTERIM DIVIDENDS	4	(1,532)	(1,298)	(979)
OTHER COMPREHENSIVE INCOME OR LOSS	29	(36,595)	(35,020)	(35,628)
Items that will not be reclassified to profit or loss		(4,757)	(5,212)	(4,635)
Items that may be reclassified to profit or loss		(31,838)	(29,808)	(30,993)
NON-CONTROLLING INTEREST	28	8,726	8,818	8,481
Other comprehensive income or loss		(2,020)	(1,559)	(1,856)
Other items		10,746	10,377	10,337
TOTAL EQUITY		107,327	104,241	97,585
TOTAL LIABILITIES AND EQUITY		1,837,081	1,797,062	1,734,659
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loan commitments granted		302,861	279,589	274,075
Financial guarantees granted		16,901	15,435	12,856
Other commitments granted		134,493	113,273	92,672
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated balance sheet as of 31 December 2024.
Annual report 2024    576

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022
EUR million

	(Debit) Credit
	Note	2024	2023	2022
Interest income	38	112,735	105,252	71,430
Financial assets at fair value through other comprehensive income		7,324	5,995	5,479
Financial assets at amortized cost		84,309	77,701	59,214
Other interest income		21,102	21,556	6,737
Interest expense	39	(66,067)	(61,991)	(32,811)
Interest income/(charges)		46,668	43,261	38,619
Dividend income	40	714	571	488
Income from companies accounted for using the equity method	13	711	613	702
Commission income	41	17,602	16,321	15,867
Commission expense	42	(4,592)	(4,264)	(4,077)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	43	(114)	96	149
Financial assets at amortized cost		(190)	(3)	34
Other financial assets and liabilities		76	99	115
Gain or losses on financial assets and liabilities held for trading, net	43	1,459	2,322	842
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		1,459	2,322	842
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	43	495	204	162
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		495	204	162
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	43	691	(93)	968
Gain or losses from hedge accounting, net	43	16	63	74
Exchange differences, net	44	(274)	41	(542)
Other operating incomeA	45	803	1,104	1,510
Other operating expenses	45	(2,324)	(2,827)	(2,803)
Income from insurance and reinsurance contracts		470	460	2,698
Expenses from insurance and reinsurance contracts		(449)	(449)	(2,540)
Annual report 2024    577

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022
EUR million

	(Debit) Credit
	Note	2024	2023	2022
Total income		61,876	57,423	52,117
Administrative expenses		(22,740)	(22,241)	(20,918)
Staff costs	46	(14,328)	(13,726)	(12,547)
Other general administrative expenses	47	(8,412)	(8,515)	(8,371)
Depreciation and amortisation cost	16 and 18	(3,294)	(3,184)	(2,985)
Provisions or reversal of provisions, net	25	(3,883)	(2,678)	(1,881)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(12,644)	(12,956)	(10,863)
Financial assets at fair value through other comprehensive income		—	(44)	(7)
Financial assets at amortized cost	10	(12,644)	(12,912)	(10,856)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	—	—	—
Impairment or reversal of impairment on non-financial assets, net		(628)	(237)	(239)
Tangible assets	16	(386)	(136)	(140)
Intangible assets	17 and 18	(231)	(73)	(75)
Others		(11)	(28)	(24)
Gain or losses on non-financial assets and investments, net	48	367	313	12
Negative goodwill recognized in results		—	39	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	49	(27)	(20)	7
Operating profit/(loss) before tax		19,027	16,459	15,250
Tax expense or income from continuing operations	27	(5,283)	(4,276)	(4,486)
Profit/(loss) from continuing operations		13,744	12,183	10,764
Profit/(loss) after tax from discontinued operations	37	—	—	—
Profit/(loss) for the year		13,744	12,183	10,764
Profit/(loss) attributable to non-controlling interests	28	1,170	1,107	1,159
Profit/(loss) attributable to the parent		12,574	11,076	9,605
Earnings/(losses) per share
Basic	4	0.771	0.654	0.539
Diluted	4	0.768	0.651	0.537
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated income statement for the year ended 31 December 2024.
A. Includes EUR -1,225 million at 31 December 2024 (EUR -1,016 and EUR -674 at 31 December 2023 and 2022, respectively) derived from the net loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

Annual report 2024    578

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022
EUR million
	Note	2024	2023	2022
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR		13,744	12,183	10,764
OTHER RECOGNISED INCOME AND EXPENSE		(2,339)	614	(2,660)
Items that will not be reclassified to profit or loss	29	219	(964)	(399)
Actuarial gains and losses on defined benefit pension plans		(584)	(1,038)	(56)
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		(3)	(5)	17
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		447	(162)	(497)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	36	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		20	(29)	18
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(20)	29	(18)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		277	(120)	88
Income tax relating to items that will not be reclassified		82	361	49
Items that may be reclassified to profit or loss	29	(2,558)	1,578	(2,261)
Hedges of net investments in foreign operations (effective portion)	36	420	(1,888)	(2,467)
Revaluation gains (losses)		420	(1,888)	(2,467)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Exchanges differences		(3,047)	1,017	3,658
Revaluation gains (losses)		(3,047)	1,009	3,658
Amounts transferred to income statement		—	8	—
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	558	2,592	(3,016)
Revaluation gains (losses)		(698)	(30)	(1,762)
Amounts transferred to income statement		1,256	2,622	(1,254)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Hedging instruments (items not designated)	36	—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Debt instruments at fair value with changes in other comprehensive income		(493)	858	(2,086)
Revaluation gains (losses)	29	(447)	852	(2,591)
Amounts transferred to income statement		(46)	6	(99)
Other reclassifications		—	—	604
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		(108)	19	85
Income tax relating to items that may be reclassified to profit or loss		112	(1,020)	1,565
Total recognised income and expenses for the year		11,405	12,797	8,104
Attributable to non-controlling interests		709	1,401	1,410
Attributable to the parent		10,696	11,396	6,694
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2024.
Annual report 2024    579

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2023	8,092	44,373	720	195	74,114
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2024	8,092	44,373	720	195	74,114
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(516)	(4,294)	(720)	22	8,212
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	(751)	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(516)	(4,294)	—	—	—
Dividends	—	—	—	—	(1,485)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	9,697
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(62)	—
Others increases or (-) decreases in equity	—	—	31	84	—
Balance at 31 December 2024	7,576	40,079	—	217	82,326
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2024.
Annual report 2024    580

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
—	—	—	12,574	—	(1,878)	(461)	1,170	11,405
—	(225)	1,010	(11,076)	(234)	303	—	(801)	(8,319)
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(590)	(1,341)
—	—	—	—	—	—	—	—	—
—	516	4,294	—	—	—	—	(93)	(93)
—	—	—	—	(1,532)	—	—	(660)	(3,677)
—	—	(4,038)	—	—	—	—	—	(4,038)
—	8	754	—	—	—	—	—	762
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(215)	—	(11,076)	1,298	303	—	(7)	—
—	—	—	—	—	—	—	(8)	(8)
—	—	—	—	—	—	—	—	(62)
—	(534)	—	—	—	—	—	557	138
—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Annual report 2024    581

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2022	8,397	46,273	688	175	66,702
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2023	8,397	46,273	688	175	66,702
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(305)	(1,900)	32	20	7,412
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(305)	(1,900)	—	—	—
Dividends	—	—	—	—	(963)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,375
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(60)	—
Others increases or (-) decreases in equity	—	—	32	80	—
Balance at 31 December 2023	8,092	44,373	720	195	74,114

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2024.
Annual report 2024    582

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
—	—	—	11,076	—	320	294	1,107	12,797
—	(297)	(403)	(9,605)	(319)	288	3	(1,067)	(6,141)
—	—	—	—	—	—	—	1	1
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	305	1,900	—	—	—	—	—	—
—	—	—	—	(1,298)	—	—	(748)	(3,009)
—	—	(3,109)	—	—	—	—	—	(3,109)
—	13	806	—	—	—	—	—	819
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(37)	—	(9,605)	979	288	3	(3)	—
—	—	—	—	—	—	—	(364)	(364)
—	—	—	—	—	—	—	—	(60)
—	(578)	—	—	—	—	—	47	(419)
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Annual report 2024    583

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2024, 2023 AND 2022
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2021	8,670	47,979	658	152	60,273
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2022	8,670	47,979	658	152	60,273
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(273)	(1,706)	30	23	6,429
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(273)	(1,706)	—	—	—
Dividends	—	—	—	—	(869)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	7,298
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(49)	—
Others increases or (-) decreases in equity	—	—	30	72	—
Balance at 31 December 2022	8,397	46,273	688	175	66,702

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2024.
Annual report 2024    584

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(4,477)	(894)	8,124	(836)	(32,719)	(2,104)	12,227	97,053
—	—	—	9,605	—	(2,911)	251	1,159	8,104
—	(977)	219	(8,124)	(143)	2	(3)	(3,049)	(7,572)
—	—	—	—	—	—	—	9	9
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(756)	(756)
—	—	—	—	—	—	—	—	—
—	273	1,706	—	—	—	—	—	—
—	—	—	—	(979)	—	—	(500)	(2,348)
—	—	(2,050)	—	—	—	—	—	(2,050)
—	7	563	—	—	—	—	—	570
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(12)	—	(8,124)	836	2	(3)	3	—
—	—	—	—	—	—	—	31	31
—	—	—	—	—	—	—	—	(49)
—	(1,245)	—	—	—	—	—	(1,836)	(2,979)
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585

Annual report 2024    585

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2024, 2023 AND 2022
EUR million
	Note	2024	2023	2022
A. CASH FLOWS FROM OPERATING ACTIVITIES		(24,155)	5,015	27,706
Profit or loss for the year		13,744	12,183	10,764
Adjustments made to obtain the cash flows from operating activities		28,361	26,948	23,970
Depreciation and amortisation cost		3,294	3,184	2,985
Other adjustments		25,067	23,764	20,985
Net increase/(decrease) in operating assets		117,996	74,982	108,774
Financial assets held-for-trading		62,460	18,332	30,837
Non-trading financial assets mandatorily at fair value through profit or loss		31	286	218
Financial assets at fair value through profit or loss		(1,850)	874	(7,083)
Financial assets at fair value through other comprehensive income		10,225	(4,470)	(22,358)
Financial assets at amortized cost		45,995	60,525	105,618
Other operating assets		1,135	(565)	1,542
Net increase/(decrease) in operating liabilities		57,616	46,080	107,244
Financial liabilities held-for-trading		34,256	5,450	29,533
Financial liabilities designated at fair value through profit or loss		(3,854)	(11)	27,705
Financial liabilities at amortized cost		34,164	40,138	55,595
Other operating liabilities		(6,950)	503	(5,589)
Income tax recovered/(paid)		(5,880)	(5,214)	(5,498)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(3,712)	(5,366)	(3,898)
Payments		11,355	15,056	11,776
Tangible assets	16	8,494	11,446	9,066
Intangible assets	18	2,104	2,197	1,774
Investments	13	686	139	152
Subsidiaries and other business units		71	1,274	784
Non-current assets held for sale and associated liabilities		—	—	—
Other payments related to investing activities		—	—	—
Proceeds		7,643	9,690	7,878
Tangible assets	16	5,966	7,074	5,558
Intangible assets	18	—	—	—
Investments	13	681	814	533
Subsidiaries and other business units		8	885	734
Non-current assets held for sale and associated liabilities	12	988	917	1,053
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(5,510)	(2,058)	(9,964)
Payments		14,045	10,187	10,665
Dividends	4	3,017	2,261	1,848
Subordinated liabilities	23	4,096	2,931	2,291
Redemption of own equity instruments		751	—	—
Acquisition of own equity instruments		4,038	3,109	2,050
Other payments related to financing activities		2,143	1,886	4,476
Proceeds		8,535	8,129	701
Subordinated liabilities	23	7,001	7,007	119
Issuance of own equity instruments		—	—	—
Disposal of own equity instruments		765	825	573
Other proceeds related to financing activities		769	297	9
Annual report 2024    586

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2024, 2023 AND 2022
EUR million
	Note	2024	2023	2022
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		5,243	(322)	(1,460)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTSA		(28,134)	(2,731)	12,384
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		220,342	223,073	210,689
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		192,208	220,342	223,073
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		9,253	8,621	8,929
Cash equivalents at central banks		170,914	199,932	200,830
Other financial assets		12,041	11,789	13,314
Less, bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		192,208	220,342	223,073
In which, restricted cash		—	—	—

A. During 2024, the variation is primarily due to balance sheet management, focusing on liquidity optimization and investment in liquid assets for interest rate risk management, without resulting in any deterioration in the liquidity position, which has remained stable throughout the year (see also Note 54, Liquidity Risk section).
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2024.

Annual report 2024    587

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Annual report 2024    588

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Banco Santander, S.A., and Companies composing Grupo Santander
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended 31 December 2024.
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
The principal headquarters of Banco Santander are located in Ciudad Grupo Santander, Avenida Cantabria s/n, 28660, Boadilla del Monte, Madrid, Spain.
The corporate purpose of Banco Santander, S.A. mainly entails carrying out all kinds of activities, operations and services inherent to the banking business in general and permitted by current legislation, and the acquisition, holding, enjoyment and disposal of all kinds of securities.
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
At 31 December 2024, Grupo Santander consisted of 735 subsidiaries of Banco Santander, S.A. In addition, other 205 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).
Grupo Santander consolidated financial statements for 2022 were approved by the shareholders at the group´s annual general meeting on 31 March 2023. Grupo Santander consolidated financial statements for 2023 were approved by the shareholders at the group´s annual general meeting on 22 March 2024. The Group's 2024 consolidated financial statements, the financial statements of the parent and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, Banco Santander board of directors considers that the aforementioned financial statements will be approved without any significant changes.
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
Grupo Santander consolidated financial statements for 2024 were authorised by the Bank's directors (at the board meeting on 25 February 2025) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in note 2, accordingly, they present fairly the Group's equity and financial position at 31 December 2024, 2023 and 2022 and the consolidated results of its operations and the consolidated cash flows in 2024, 2023 and 2022. These consolidated annual accounts have been prepared on the basis of the accounting records held by Banco Santander and by each of the other companies of the Group, and include the adjustments and reclassifications required to standardise the accounting policies and valuation criteria applied by Grupo Santander. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board ('IFRS – IASB' and together with IFRS adopted by the European Union, 'IFRS').
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

Annual report 2024    589

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Adoption of new standards and interpretations issued
The following modifications came into force and were adopted by the European Union in 2024:
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
They should be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
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
Likewise, at the date of approval of these consolidated annual accounts, the following standards which effectively came into force have effective dates after 31 December 2024:
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
Finally, at the date of approval of these consolidated annual accounts, the following standards which effectively come into force after 31 December 2024 had not yet been adopted by the European Union:
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: (i) amendments to classification and measurement requirements related to the assessment of contractual cash flows of certain financial assets (with ESG characteristics, non-recourse or contractually linked); (ii) an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system is included; (iii) the disclosure requirements related to equity instruments designated at fair value through other comprehensive income are amended; (iv) disclosure requirements are included for financial instruments with contingent characteristics that may modify their contractual cash flows. These amendments will be applicable from 1 January 2026.
•Amendments to IFRS 9 and IFRS 7 - Nature-dependent electricity contracts for electricity contracts dependent on energy sources and susceptible to variations due to uncontrollable factors, such as weather conditions, this modification: (i) clarifies the application of the 'own use' requirements; (ii) allows hedge accounting if these contracts were used as hedging instruments; and, (iii) adds new filing requirements for greater clarity on the impact of these contracts. These modifications will be applicable form 1 January 2026.
•Amendments to IFRS Improvement Cycle: introduces minor amendments, effective from 1 January 2026, to the following standards:
•IFRS 1 First-time Adoption of International Financial Reporting Standards, for hedge accounting in first adoption.
•IFRS 7 Financial Instruments: Disclosures: updated references and alignment with IFRS 13, as well as clarifications in the Implementation Guidance.
•IFRS 9 Financial Instruments: amendment to apply derecognition criteria to lease liabilities recorded by the lessee and replacement of the term 'transaction price' with 'the amount determined in accordance with IFRS 15'.
•IFRS10 Consolidated Financial Statements: Determining a 'de facto agent'.
•IAS 7 Statement of Cashflows: replacing the term 'cost method' with 'cost'.
•IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements: this is the new standard with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Applicable from 1 January 2027.
Annual report 2024    590

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

•IFRS 19 Subsidiaries without Public Accountability: Disclosures: this new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. A subsidiary is eligible if: (i) it does not have public accountability; and (ii) it has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards. Applicable from 1 January 2027.
During 2024, the Group has started a project with the aim of adapting its accounting policies related to hedging transactions to the requirements on hedge accounting established in Chapter 6 of IFRS 9, in accordance with IFRS' accounting options related to this subject. The Group expects to complete the project throughout 2025 without significant impacts.
Grupo Santander is currently analyzing the possible effects of these new standards and interpretations, and unless expressly indicated otherwise, no significant impacts are expected from their application.
All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2024 were applied in the preparation of these consolidated annual accounts.
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
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario resulting from the complex geopolitical situation and the changes in inflation levels and interest rates.
For this reason, the Management of the Group has particularly evaluated the uncertainties caused by the current environment in relation to credit, liquidity and market risk, taking into account the best information available, to estimate the impact on the provisions for impairment of the credit portfolio, on the rates of interest, and in the valuation of debt instruments, developing in the notes the main estimates made during the period ended December 31, 2024 (see notes 10, 17, 50 and 54).
Although these estimates have been made on the basis of the best information available at the end of the year 2024, and considering information updated at the date of preparation of these consolidated annual accounts, it is possible that events that may take place in the future may make it necessary to modify them (upwards or downwards) in the coming years, which would be done, if appropriate, in a prospective manner, recognising the effects of the change in estimate in the corresponding consolidated income statement.
d) Information relating to 2023 and 2022
Regarding the first application of IFRS 17, it has been restated the balance sheet information relating to 'Liabilities under insurance contracts' corresponding to the years closed on 31 December 2022, of a portfolio of products for an amount of approximately EUR 16 billion (see Note 2.i).
Additionally, the segment information corresponding to the years ended 31 December 2023 and 2022 was restated for comparative purposes. In accordance with the Group's organizational structure, as required by IFRS 8 (see note 52).
In order to interpret the changes in the balances with respect to 31 December 2024, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by Grupo Santander in view of its geographic diversity (see note 52.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2024, based on the exchange rates at the end of 2024: Mexican peso (-13.28%), US dollar (6.39%), Brazilian real (-16.53%), Sterling pound (4.62%), Chilean peso (-6.52%), and Polish zloty (1.59%); as well as the evolution of the comparable average rates: Mexican peso (-2.87%), US dollar (-0.06%), Brazilian real (-7.09%), Sterling pound (2.74%), Chilean peso (-11.18%) and Polish zloty (5.41%).
e) Capital management
i. Regulatory and economic capital
Credit institutions must meet a series of minimum capital and liquidity requirements. These minimum requirements are regulated by the European Capital Requirements Regulation (CRR) directly applicable under the Spanish legal system, and by the Capital Requirements Directive (CRD).
Annual report 2024    591

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

On 19 June 2024, the final update of the banking package was published in the Official Journal of the European Union Regulation (EU) 2024/1623 (CRR3) amending the CRR as regards requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor and also Directive (EU) 2024/1619 (CRD6), amending the CRD as regards requirements for supervisory powers, sanctions, third-country branches, and environmental, social and governance risks.
The update of the banking package aims firstly to implement Basel III final reforms and, secondly, to enhance the standardisation of banking supervision in the European Union (EU).
The CRR3 introduces greater sensitivity to standardised metrics, to reduce the variability of risk-weighted assets between institutions using internal models for capital requirement calculation and facilitate the comparability among banks.
The goal of achieving more robust supervision and protection of financial stability in the CRD6 is expressed in a series of provisions concerning fit-and-proper requirements, extending the scope by revising certain definitions and additions on the establishment of third-country branches in the EU in order to achieve greater regulatory harmonization and better supervision of this type of entities.
The CRR3 and CRD6 came into force on 9 July 2024. Although early implementation was established for certain provisions, such as certain definitions that may affect the scope of consolidation or the capital requirements for crypto assets exposures, most of the changes were not applicable until 1 January 2025. At the same time the regulatory authority has imposed a delay for certain changes, due to issues resulting from difficulty in their implementation by institutions or to level the playing field with respect to other comparable jurisdictions. Specifically, the new regulation for the new market risk capital calculation approach (FRTB), linked to the standards already published by the Basel Committee on Banking Supervision (BCBS) in 2017, will be delayed to 1st of January 2026 at the earliest. The Commission and the Council, without opposition from the Parliament, have issued a delegated act stipulating a delay of 12 months for the application of this standard, which is generating uncertainty regarding the form, content and date of implementation of this approach in other comparable jurisdictions, such as the UK and USA.
This delay, which was published in July 2024, is accompanied by a delay in the rules regulating the Trading and Banking Book Boundary allocating instruments between investment and trading books for prudential purposes, the definition of trading and investment desks, the rules regarding the prudential recognition of internal risk transfers between investment and trading books, the treatment of structural FX and newest market risk reporting and disclosure framework.
For the calculation of the output floor banks have to use the FRTB SA model for calculating the market share of the output floor and compare it with the results from the internal model or CRR2 market standardized model, depending on the use by each institution. Therefore, this is the only metric in which FRTB SA is, as today official and binding.
Other articles, such as the new regulation on calculating capital by Credit Valuation Adjustment (CVA) risk, which significantly impact the capital requirements, are not affected by this delay and came into force as of 1 January 2025.
The changes regarding the CVA mainly affect the methodological modifications for capital calculation and establish a new standard model based on sensitivities aligned with the new standard model for calculating capital requirements for market risk.
Considering the regulation published to date, the implementation of CRR III does not have a significant impact in terms of capital on the Group.
In terms of resolution regulation, institutions must have an adequate funding structure to ensure that, in the event of financial distress, the institution has sufficient liabilities to absorb losses in order to recover or resolve its positions, while ensuring the protection of depositors and financial stability. For this purpose global systemically important institutions must therefore meet several minimum loss-absorbing requirements, e.g. Total Loss-Absorbing Capacity (TLAC), Minimum Requirement for own funds and Eligible Liabilities (MREL), which are regulated by the CRR and by the Bank Recovery and Resolution Directive (BRRD).
The regulation on the prudential treatment for global systemically important banks was published on 25 October 2022. This modified both the CRR and the BRRD regarding the prudential treatment of global systemically important banks (G-SIBs) with a multiple point of entry (MPE) resolution strategy, as well as the methods for indirect subscription of eligible instruments (Daisy Chains) to meet the minimum requirement for own funds and eligible liabilities. This regulation, known as the 'Quick Fix', covers the following two objectives:
•The inclusion in BRRD and CRR of references to third country subsidiaries to adjust the deduction for the holding of TLAC instruments issued from subsidiaries in third countries based on the excess TLAC/MREL existing in those subsidiaries, as well as the adjustment where the sum of the requirements for own funds and eligible liabilities of G-SIBs under an MPE strategy is higher than the theoretical requirement for the same group under a single point of entry (SPE) strategy. The latter adjustment is based on a comparison between the two possible resolution strategies.
Additionally, for the subsidiaries in jurisdictions without a resolution regime in place, the Regulation provides a transitional period until 31 December 2024. During this transitional period the institutions may adjust the deductions based on the excesses above the capital requirements in subsidiaries in third countries, if they meet certain requirements.
•Inclusion of a deduction scheme for MREL instrument holdings through entities of the same resolution group other than the resolution entity. This regulation sets a deduction for the intermediate entity (Daisy Chains) that repurchases instruments, and, if there is such a deduction, the intermediate entity is obliged to issue the same amount as it is repurchasing, transferring the internal MREL needs to the resolution entity, which will cover it with external MREL.
Annual report 2024    592

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

This Regulation is applicable from 14 November 2022, except for the provisions relating to Daisy Chains, which applies from 1 January 2024.
In April 2024 Directive (EU) 2024/1174 was published, which amends the Daisy Chain Act to exclude daisy chain requirements in some cases, e.g. institutions that would prefer liquidation rather than resolution.
Additionally, in 2024 the SRB amended the MREL policy to adapt it to the latest amendments involving daisy chains, among other aspects.
The Deposit Guarantee Schemes (DGSs) are regulated by the Deposit Guarantee Schemes Directive (DGSD), which has not undergone any significant changes since its publication in 2014. The Directive aims to harmonise the DGSs of the Member States, thus ensuring stability and balance in the various different countries. The Directive creates an appropriate framework for depositors to have improved access to DGS through the establishment of a clear scope of coverage, shorter repayment periods, the requirement of a reliable information and robust funding requirements of the DGS. This Directive is transposed into Spanish law by Royal Decree 2606/1996, with additional amendments set forth in Royal Decree 1041/2021.
To guarantee customers' deposits, the DGS collect available financial means in the form of contributions that members institutions have to make at least once a year. After the target level of 0.8% of the amount of covered deposits was reached, with the contributions raised until 2023, the Spanish DGS has not required the additional contribution to its institution's deposits compartment in 2024 (however, it will require a contribution to its securities compartment in February 2025 according to institution's data as of December 2024). These annual contributions are established depending on the total covered deposits and the risk profile faced by the institutions involved in the DGS. The method for calculation contributions is set out in the EBA Guidelines (EBA/GL/2023/02.
The Council agreed on 19 June 2024 on its position on the revision of the CMDI, which includes a broad set of measures aiming to strengthen the current EU crisis management framework. The trialogue process was initiated in December 2024.
Within the sustainability field from a prudential perspective, the CRR3 has introduced new requirements for integrating ESG risks in this framework, in particular including definitions, a 'more ecological' infrastructure supporting factor, climate considerations in collateral assessments and additional mandates to assess whether the prudential treatment of exposures related to assets or liabilities subject to the impact of environmental or social factors should be adjusted. To assess precisely whether specific prudential treatment is required, the CRR3 provides three mandates for creating the reports that assess data availability for the exposure categories, evaluation of the actual risk situation of exposures that affect environmental factors compared with the risk situation of other exposures and the potential effects of prudential treatment on financial stability. If considered necessary, after publication of these reports, a legislative proposal to amend the current prudential framework may be submitted to the Commission by 31 December 2026 to ensure a prudential framework which will continue supporting financial stability and a sustainable transition.
Furthermore, the CRR3/CRD6 regulatory package contains additional disclosure obligations concerning ESG, obligations on reporting to competent authorities and the obligation to establish specific plans for addressing short-, medium- and long-term financial risks derived from ESG factors, including generated risks as a consequence of the transition period.
In 2024 the EBA held a consultation on the Guidelines on the management of ESG risks, highlighting among its content mainly the following topics: reference methodology for the identification and measurement of ESG risks, minimum standards and reference methodology for the management and monitoring of ESG risks, and transition plans addressing the key aspects included in the new CRD6.
At the international level and particularly regarding reporting obligations on climate risks, it is important to note that the Basel Committee published a consultation paper at the end of 2023 (proposing a series of qualitative and quantitative requirements which should be disclosed in the entities' Pillar III reports). In this document the Committee acknowledges that precise, consistent and quality climate data is still evolving, but also the Committee believes that the disclosure requirements will expedite the availability of such information and will facilitate banks' prospective risk.
In the digital field, due to the increase in international crypto assets activities, significant adjustments have also been made to the prudential framework. Following the publication of the Basel standards, the European regulation needs to be adapted to incorporate them. Therefore, the CRR3 includes the mandate to the Commission to issue a legislative proposal by 30 June 2025 that incorporates international standards on the prudential regulation applicable in Europe. Until that framework is fully integrated, the CRR3 has set out a transitional framework for calculating own funds that will be applied until the Basel standards are incorporated. The implementation of this temporary treatment is pending more comprehensive elaboration in a technical standard to be issued by the EBA.
Apart from the treatment of exposures to this type of assets, the regulation also covers obligations concerning reporting to the competent authorities and disclosure to preserve transparency and market discipline. All these provisions have to be implemented before the enforcement date of the CRR3, and compliance is obligatory from 9 July 2024.
Annual report 2024    593

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

At 31 December 2024 Grupo Santander met the minimum
capital requirements established by current legislation (see note 54.d). Additionally, it should be noted that the Group has filed an appeal with the Court of Justice of the European Union (CJEU) requesting the annulment of a decision by the European Central Bank (ECB) related to the treatment of deferred tax assets generated at Banco Santander Brasil, which, if resolved favourably, would have a positive impact of approximately 17 basis points on the Group's CET1, using the amounts at the end of the year.
f) Environmental impact
In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results (see note 54.a).
g) Events after the reporting period
On 20 January 2025, Banco Santander, S.A. prepaid all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS179325004 and common code 179325004 in circulation, for a total nominal amount of EUR 187.6 million and which trade on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
Under the authorization of the 2023 annual general meeting and also according to the 2024 shareholder remuneration policy, on 4 February 2025 the board resolved to execute a new share buyback programme for a maximum amount of approximately EUR 1,587 million. The appropriate regulatory authorization has already been obtained and the execution of which began on 6 February 2025.

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
Translation of foreign currency to the functional currency
Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union ('EMU') countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.
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

Annual report 2024    594

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The Group has decided, in the year 2024, to apply an alternative exchange rate for the conversion of its businesses in Argentina in the preparation of its consolidated annual accounts, as a consequence of the divergence observed between the official exchange rate and certain macroeconomic variables, mainly inflation, together with the fact that for certain operations, such as the repatriation of dividends, the exchange rate implicit in orderly transactions between market participants did not correspond to the official exchange rate. As of 31 December 2024, the alternative exchange rate used takes as a reference the CCL dollar ('contado con liquidación'), which is the exchange rate that results from the sale in US dollars of local bonds denominated in Argentine pesos (bonds with dual peso denomination /dollar), which as of this date does not differ significantly with other market rates.
Inflation during 2024, to the national consumer price index published by the National Statistics and Census Institute, was 117.8% for the year (211.2% at 31 December 2023). The official exchange rate at 31 December 2024 has been of 1,071.16 Argentine pesos per euro (893.63 Argentine pesos per euro at 31 December 2023). The exchange rate applied by the Group as of 31 December 2024 was 1,232.39 Argentine pesos per euro.
At 31 December 2024, no other country in which the consolidated and associated entities of Grupo Santander are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by the International Financial Reporting Standards adopted by the European Union.
Annual report 2024    595

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The estimated effect on the consolidated equity attributable to Grupo Santander and on consolidated profit and loss account of a 1% appreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2024	2023	2022	2024	2023	2022
US dollar	(168.4)	(136.9)	(146.0)	(3.9)	(3.4)	(4.4)
Chilean peso	(15.3)	(35.3)	(14.8)	(2.1)	(2.3)	(2.0)
Pound sterling	(96.5)	(79.1)	(94.7)	(4.4)	(3.1)	(1.5)
Mexican peso	(33.9)	(36.4)	(27.7)	(0.5)	(0.1)	(2.0)
Brazilian real	(144.1)	(175.7)	(100.1)	(4.3)	(6.5)	(5.9)
Polish zloty	(25.1)	(48.8)	(19.8)	(0.4)	—	(1.3)
Argentine peso	(18.3)	(7.5)	(17.1)	(6.6)	(4.2)	(2.1)
Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit and loss account of a 1% depreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2024	2023	2022	2024	2023	2022
US dollar	171.8	139.7	148.9	4.0	3.4	4.5
Chilean peso	15.6	36.0	15.1	2.2	2.3	2.1
Pound sterling	98.4	80.7	96.7	4.5	3.1	1.5
Mexican peso	34.6	37.1	28.2	0.5	0.1	2.0
Brazilian real	147.0	179.3	102.1	4.3	6.6	6.0
Polish zloty	25.6	49.8	20.2	0.4	—	1.4
Argentine peso	18.7	7.7	17.4	6.7	4.2	2.2
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
The estimates used to obtain the foregoing data were performed considering the effects of the changes in the exchange rate in standalone basis not considering the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate variations were kept constant with respect to their positions at 31 December 2024, 2023 and 2022.
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
Annual report 2024    596

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.
At 31 December 2024, apart from the structured consolidated entities, Grupo Santander does not control any company in which it maintains a percentage of direct participation in its share capital of less than 50%.
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
There are certain investments in entities which, although Grupo Santander owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. As of 31 December 2023 and 2022, the investment in Project Quasar Investments 2017, S.L. was in this situation, despite maintaining a 49% stake in the share capital. The rest of the investments are not significant for the Group.
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

Annual report 2024    597

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Annual report 2024    598

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Grupo Santander uses the following criteria for the classification of the financial debt instruments:
•Amortised cost: financial instruments under a business model whose objective is to collect principal and interest flows, over which there is no significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, unjustified sales are considered to be those other than those related to an (i) increase in the credit risk of the asset, (ii) unanticipated funding needs (stress case scenarios) and (iii) those close to maturity . Additionally, the characteristics of its contractual flows represent substantially a 'basic financing agreement'.
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
Annual report 2024    599

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Financial liabilities are included for measurement purposes in one of the following categories:
•Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ('reverse repos') or borrowed (short positions).
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
Annual report 2024    600

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2024, there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.
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
Annual report 2024    601

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models, described in note 50. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

Annual report 2024    602

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Annual report 2024    603

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Regarding contractual modifications of financial assets, Grupo Santander has differentiated them into two main categories in relation to the conditions under which a modification leads to the disposal of the financial asset (and the recognition of a new financial asset) and those under which the accounting of the original financial instrument with the modified terms is maintained:
Annual report 2024    604

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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

Annual report 2024    605

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Annual report 2024    606

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
A financial asset amount is maintained in the balance sheet until they are considered as a 'default risk', either all or a part of it, and the write-off is registered against the balance sheet.
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
Annual report 2024    607

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The complexity of the estimation in this exercise has been derived from the current macroeconomic scenario as a consequence of the complex geopolitical situation, as well changes in inflations levels and interest rates, which has generated uncertainty in economic evolution.
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
Annual report 2024    608

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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

Annual report 2024    609

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Grupo Santander has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2024 are as follows: Tinsa Tasaciones Inmobiliarias, S.A.U., Sociedad de Tasación, S.A., Global Valuation, S.A.U., Instituto de Valoraciones, S.A., Euroevaluaciones, S.A. and Valoraciones Mediterráneo, S.A.
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
At 31 December 2024 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 553 million (EUR 624 million at 31 December 2023); however, in accordance with the accounting standards, this unrealised gain could not be recognised.
Annual report 2024    610

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
In the case of real estate assets foreclosed in Spain, which represent 81% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:
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
Annual report 2024    611

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Annual report 2024    612

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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

Average annual rate
Buildings for own use	2.7%
Furniture	9.8%
Fixtures	9.8%
Office and IT equipment	23.9%
Lease use rights	Less than the lease term or the useful life of the underlying asset
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
Annual report 2024    613

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
In order to construct the incremental borrowing rate, a methodology has been developed at the corporate level. This methodology is based on the need for each entity to consider its economic and financial situation, for which the following factors must be considered:
Annual report 2024    614

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

–Economic and political situation (country risk).
–Credit risk of the company.
–Monetary policy.
–Volume and seniority of the company’s debt instrument issues.
The incremental borrowing rate is defined as the interest rate that a lessee would have to pay for borrowing, given a similar period to the duration of the lease and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. The Group entities have a wide stock and variety of financing instruments issued in different currencies to that of the euro (pound, dollar, etc.) that provide sufficient information to be able to determine an 'all in rate' (reference rate plus adjustment for credit spread at different terms and in different currencies). In circumstances, where the leasing company has its own financing, this has been used as the starting point for determining the incremental borrowing rate. On the other hand, for those Grupo Santander entities that do not have their own financing, the information from the financing of the consolidated subgroup to which they belong was used as the starting point for estimating the entity's curve, analysing other factors to assess whether it is necessary to make any type of negative or positive adjustment to the initially estimated credit spread.
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
Annual report 2024    615

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Annual report 2024    616

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
iv. Deferred collections and payments
These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
v. Loan arrangement fees
Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan.
Annual report 2024    617

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
•Any gain or loss arising from a liquidation of the plan is included in the 'Provisions or reversion of provisions'.
Annual report 2024    618

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future. In this regard, no deferred tax liabilities of EUR 331.2 million were recognised in relation to the taxation that would arise from the undistributed earnings of certain Group holding companies, in accordance with the legislation applicable in those jurisdictions.
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
Regarding taxes on profits arising from the application of tax laws for the implementation of the Pillar Two model rules, including those related to national minimum complementary taxes, the Group applies the mandatory and temporary exception to the recognition of deferred tax assets and liabilities derived from said tax laws (see note 27.f).
y) Residual maturity periods
In note 51 it is provided an analysis of the maturities of the balances of certain items in the consolidated balance sheet.
Santander Group has recorded as 'time liabilities' those recognised financial liabilities in which the counterparty may require payments.
Annual report 2024    619

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
During 2024 Grupo Santander received interest amounting to EUR 117,046 million (EUR 101,029 and EUR 69,282 in 2023 and 2022, respectively) and paid interest amounting to EUR 61,091 million (EUR 50,954 and EUR 23,390 in 2023 and 2022, respectively).
Also, dividends received and paid by the Group are detailed in notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests)

Annual report 2024    620

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
b) Acquisitions and disposals
Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed in the last three years or pending to be completed:
i. Agreement for the sale of the stake in Caceis
On 19 December 2024, Grupo Santander signed an agreement with Crédit Agricole S.A. for the sale of its 30.5% stake in the share capital of CACEIS. Following the execution of the planned transaction, Crédit Agricole S.A. will control 100% of the share capital of CACEIS.
The transaction will generate an increase of around 10 basis points on the fully loaded CET1 ratio and will not have a material impact on the Group's results or earnings per share.
The closing of the transaction is subject to the usual conditions for this type of transaction, including obtaining the relevant regulatory authorizations, which is expected to occur throughout 2025.
As a result of the above, as of 31 December 2024, this participation has been reclassified, at its carrying value, from the caption 'investments' to the caption 'Non-current assets held for sale' in the balance sheet (see note 12).
The joint depositary, custody and asset servicing services business of Grupo Santander and CACEIS in Latin America is not included in the scope of the transaction and will continue to be jointly controlled by Grupo Santander and CACEIS.
ii. Accelerated placement of ordinary shares of Santander Bank Polska
On September 10, 2024, Banco Santander, S.A. announced an accelerated placement of 5,320,000 ordinary shares of its subsidiary Santander Bank Polska S.A., representing approximately 5.2% of its share capital, at a price of PLN 463 (EUR 108) per ordinary share. The transaction was settled on September 13, with the total transaction amounting to PLN 2,463 million (EUR 575 million). Banco Santander will continue to hold a majority stake in Santander Bank Polska .S.A of 62.2% of the share capital (prior to this transaction, the percentage of participation was 67.4%).
This sale has resulted in an increase in reserves and valuation adjustments of EUR 158 million and EUR 57 million, respectively, and an increase in minority equity of EUR 360 million.
iii. Tender offers for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
On 21 October 2022, Banco Santander, S.A. ('Banco Santander') announced that it intends to make concurrent cash tender offers to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander Mexico') in Mexico (Shares) and United States (American Depositary Shares ('ADSs')) which were not owned by Grupo Santander, which amount to approximately 3.76% of Santander Mexico’s share capital.
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
The operation led to an increase of EUR 13 million in Reserves and a decrease of EUR 313 million in minority interests.
Annual report 2024    621

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Once the offers were concluded and settled, Banco Santander proceeded to: (i) withdraw the ADSs from the listing on the New York Stock Exchange ('NYSE') and the Shares from the registry before the Securities and Exchange Commission ('SEC') in the United States and; (ii) cancel the registration of the Shares in the National Securities Registry of the National Banking and Securities Commission ('CNBV') and withdraw the listing of the Shares in the Mexican Stock Exchange, S.A.B. de C.V. ('BMV'). Said cancellation was approved by the extraordinary general shareholders' meeting of Santander México held on 30 November 2022, with the favourable vote of the holders of the shares that represent more than 95% of the shares of Santander Mexico, as required by the Mexican Securities Market Law.
Pursuant to Mexican law, on 12 May 2023, Banco Santander and Santander México established a trust (the 'Repurchase Trust'), to which the holders of the Shares that remain outstanding after the conclusion of the offers, to sell said Shares to the repurchase trust, at the same cash price that would have been paid to them in the Mexican offer with respect to the same. At the end of the year, said trust has already been liquidated and the Group's effective participation amounts to 99.98%.
iv. Agreement to acquire a significant holding in Ebury Partners Limited
On 28 April 2020, the investment announced on 4 November 2019 in Ebury, a payments and foreign exchange platform for SMEs, was completed. The transaction involved a total disbursement of GBP 357 million (approximately EUR 409 million) of which GBP 70 million (approximately EUR 80 million) was for new shares. By the end of 2019, the Group had already acquired 6.4% of the company for GBP 40 million (approximately EUR 45 million). Following the disbursement made in April 2020, which gave the Group 50.38% of the economic rights of the company, without the conditions to obtain control being met, this interest was recorded under 'Investments - Associated entities' in the consolidated balance sheet.
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
v. Purchase by SHUSA for shares of Santander Consumer USA
In August 2021 Santander Holdings USA, Inc. ('SHUSA') and Santander Consumer USA Holdings Inc. ('SC') entered into a definitive agreement pursuant to which SHUSA acquired all outstanding shares of common stock of SC not already owned by SHUSA via an all-cash tender offer (the 'Tender Offer') for USD 41.50 per SC common share (the 'Offer Price'), followed by a second-step consisting of a merge (together with the Offer, the 'Transaction') in which a wholly owned subsidiary of SHUSA was merged with and into SC, with SC surviving as a wholly owned subsidiary of SHUSA, and all outstanding shares of common stock of SC not tendered in the Tender Offer were converted into the right to receive the Offer Price in cash. The Offer Price represented a 14% premium to the closing price of SC common stock of USD 36.43 as of 1 July 2021, the last day prior to the announcement of SHUSA’s initial offer to acquire the remaining outstanding shares of SC’s common stock.
On 31 January 2022, after completion of the customary closing conditions, the Transaction was performed and SHUSA increased its share up to the 100% of SC's common stock. The transaction meant a disbursement of USD 2,510 million (around EUR 2,239 million) for the Group, with a decrease of reserves of EUR 487 million and a decrease of EUR 1,752 million of minority interests.
vi. Acquisition of Amherst Pierpont Securities LLC, a US fixed-income broker dealer
On 15 July 2021, Santander Holdings USA, Inc. (SHUSA), reached an agreement to acquire Amherst Pierpont Securities LLC, a market-leading independent fixed-income and structured products broker dealer, through the acquisition of its parent holding company, Pierpont Capital Holdings LLC, for a total consideration of approximately USD 450 million (around EUR 405 million). The operation was closed on 11 April 2022 once the pertinent regulatory approvals have been obtained. Immediately after the acquisition, SHUSA lent financing to the company for an amount of USD 163 million (approximately EUR 147 million), which the company used to cancel debt with third parties. Amherst Pierpont Securities LLC (now Santander Capital Holdings LLC, see note 17) is part of Santander Corporate & Investment Banking, Global business line.
The business combination meant the recognition of a goodwill of EUR 158 million and EUR 24 million of intangible assets (mainly relationships with customers) identified in the purchase price allocation, without other relevant value adjustments to net assets of the business.

Annual report 2024    622

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

c) Offshore entities
Spanish regulation
According to current Spanish regulation (Law 11/2021, of 9 July, Royal Decree 1080/1991, of 5 July and Order HFP/115/2023, of 9 February), Grupo Santander has three branches in the non-cooperative jurisdictions of Jersey, the Isle of Man and the Cayman Islands (offshore entities). Santander also has two other subsidiaries incorporated in non-cooperative jurisdictions that are tax resident in the UK and subject to British tax law.
i. Offshore subsidiaries
A subsidiary resident in Jersey was liquidated during 2024 so, at the reporting date, Grupo Santander does not have subsidiaries in non-cooperative jurisdictions.
ii. Offshore branches
Grupo Santander has three offshore branches in the Cayman Islands, the Isle of Man and Jersey. They report to, and consolidate balance sheets and income statements with, their foreign headquarters. They are taxed either with their headquarters (the Cayman Islands branch in Brazil) or in the territories they are located in (Jersey and Isle of Man, pertain to the UK).
These three offshore branches have a total of 167 employees as of December 2024.
iii. Subsidiaries in non-cooperative jurisdictions that are tax resident in the United Kingdom
Grupo Santander also has two subsidiaries that were incorporated in offshore jurisdictions (one in Bermuda without activity and one in Guernsey with leasing activity), but are not deemed offshore entities because they only operate from and are tax resident in the UK and, thus, are subject to British tax law.
iv. Other offshore holdings
From Brazil, Grupo Santander manages Santander Brazil Global Investment Fund SPC, a segregated portfolio company located in the Cayman Islands. The Group also has other non-controlling financial interest of a reduced amount in entities located in non-cooperative jurisdictions.
The European Union (EU)
In February 2025, the Council of the EU updated the blacklist of non-cooperative jurisdictions for tax purposes, which currently contains 11 jurisdictions. Additionally, the EU grey list comprises 8 jurisdictions which have sufficiently committed to adapt their legislation to international tax standards, subject to monitoring by the EU. Both lists are subject to permanent review and update. Santander is not present in any of the countries and territories included in these lists.
Organization for Economic Cooperation and Development (OECD)
Grupo Santander is not present in any jurisdiction non-compliant with both OECD standards on transparency and exchange of information for tax purposes (Automatic exchange of information standard -AEOI- and Exchange of information on request standard -EOIR-), according to the last annual report of the OECD Global Forum on Transparency and Exchange of Information for Tax Purposes released in November 2024.
However, although The Bahamas and Chile -jurisdictions where the Group is present- have complete legal and regulatory frameworks in place for the application of the AEOI standard, they need to improve the effectiveness of this standard.
The Group's presence in offshore territories at the end of 2024 is as follows:

Presence of the Group in non-cooperative jurisdictions[a]	Spanish legislation		Council of the EU blacklist		OECD[b]
	Sub.	Branch	Sub.	Branch	Sub.	Branch
Jersey		1
Isle of Man		1
Cayman Islands		1
2024	—	3	—	—	—	—
2023[c]	1	3	1	1	—	—
aAdditionally, there are one subsidiary constituted in Guernsey and one in Bermuda, but residents for tax purposes in the UK.
bJurisdictions non-compliant with both OECD standards on transparency and exchange of information for tax purposes (AEOI and EOIR). Jersey, the Isle of Man and the Cayman Islands continue to fully comply with both OECD standards.
cAt the end of 2023, The Bahamas was included in the EU blacklist, having Santander one subsidiary and one branch in this territory. The Bahamas was removed from this list in February 2024 update.

Grupo Santander has the right mechanisms (risk management, supervision, verification and review plans, and regular reporting) to prevent reputational, tax and legal risk in entities resident in non-cooperative jurisdictions. Grupo Santander also maintains its policy of limiting and reducing its presence in non-cooperative jurisdictions when possible.

PwC member firms audited the financial statements of Grupo Santander’s offshore entities in 2024, 2023 and 2022.
Annual report 2024    623

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

4. Distribution of Banco Santander's profit, shareholder remuneration scheme and earnings per share
a) Distribution of Banco Santander's profit and shareholder remuneration scheme
The distribution of the Bank's current annual results that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

EUR million
To dividends	3,181
Dividend paid at 31 DecemberA	1,532
Complementary dividendB	1,649
To voluntary reservesC	6,920
Net profit for the year	10,101
A.Total amount paid as interim dividend, at the rate of EUR 10 fixed cents per eligible share (recorded in 'Shareholders' equity - Interim dividends').
B.Fixed complementary dividend of EUR 11 gross cents per eligible share, payable in cash as from 2 May 2025. The total amount has been estimated on the assumption that, as a result of the partial implementation of the buyback program announced on February 5, 2025, the number of the Bank's outstanding shares eligible for the dividend will be 14,988,884,075. Therefore, the total amount of the complementary dividend may be higher if fewer shares are acquired in the buyback program than expected, or lower in the opposite case.
C.Estimated amount corresponding to a complementary dividend of EUR 1,648,777,248.25. To be increased or reduced by the same amount by which the total amount of the complementary dividend is respectively lower or higher than the estimate of that complementary dividend.

The transcribed proposal comprises the part of the 2024 shareholder remuneration policy that is implemented through cash dividends (the interim dividend paid in November 2024 of EUR 10 cents per share with dividend entitlement, approved by the board of directors on 24 September 2024, and the complementary dividend expected to be paid as of 2 May 2025, of EUR 11 cents per share with the dividend entitlement, proposed by the board of directors on 25 February 2025, and therefore subject to approval by the General Meeting of Shareholders).
In addition, the 2024 remuneration policy also includes expected shareholder remuneration through the implementation of share buyback programs to which an amount equivalent to 25% of the Group's ordinary profit will be allocated. The first of these programs based on the results of 2024, for an approximate amount of EUR 1,525 million, was completed between August 2024 and January 2025. On 6 February 2025 a second buyback program on account of the 2024 results was started for a maximum amount of EUR 1,587 million. It also submits to the general meeting of shareholders an agreement for reduction of capital that will allow the amortization of own shares acquired in this second repurchase program, subject to the relevant regulatory authorization.

The accounting statement, prepared by the Bank pursuant to legal requirements, evidencing the existence of sufficient liquidity for the payment of the interim dividend on the date and for the amount mentioned above, was as follows:

EUR million
31 August 2024
Profit before taxes	6,549
Tax expense	373
Dividends paid in cash	—
Distributable maximum amount	6,176
Available liquidity	87,847
Finally, and although it is not part of the remuneration charged to the 2024 financial year, it should be noted that pursuant to the resolution of the Bank's General Meeting of Shareholders held on 22 March 2024, on 2 May 2024 the Bank paid a complementary cash dividend of EUR 9.5 cents per share charged to the results of the 2023 financial year. Finally, also charged to the results of 2023, the Bank implemented two repurchase programs. The first of them for a maximum amount of EUR 1,310 million, which ended on January 2024 and the second one, for a maximum amount of EUR 1,459 million, which ended in June 2024.
Annual report 2024    624

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Accordingly:

	2024	2023	2022
Profit (Loss) attributable to the Parent (EUR million)	12,574	11,076	9,605
Remuneration of PPCC and PPCA (EUR million) (note 23)	(620)	(492)	(529)
	11,954	10,584	9,076
Of which:
Profit (Loss) from discontinued operations (non controlling interest net) (EUR million)	—	—	—
Profit (Loss) from continuing operations (non-controlling interest and PPCC and PPCA net) (EUR million)	11,954	10,584	9,076
Weighted average number of shares outstanding	15,497,607,269	16,172,084,714	16,848,344,667
Basic earnings (Loss) per share (euros)	0.771	0.654	0.539
Of which, from discounted operations (euros)	—	—	—
Basic earnings (Loss) per share from continuing operations (euros)	0.771	0.654	0.539
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
Accordingly, diluted earnings/loss per share were determined as follows:

	2024	2023	2022
Profit (Loss) attributable to the Parent (EUR million)	12,574	11,076	9,605
Remuneration of PPCC and PPCA (EUR million) (Note 23)	(620)	(492)	(529)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—	—
	11,954	10,584	9,076
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (EUR million)	—	—	—
Profit (Loss) from continuing operations (net of non-controlling interests and PPCC and PPCA) (EUR million)	11,954	10,584	9,076
Weighted average number of shares outstanding	15,497,607,269	16,172,084,714	16,848,344,667
Dilutive effect of options/rights on shares	70,110,570	75,180,407	55,316,206
Adjusted number of shares	15,567,717,839	16,247,265,121	16,903,660,873
Diluted earnings (Loss) per share (euros)	0.768	0.651	0.537
Of which, from discounted operations (euros)	—	—	—
Diluted earnings (Loss) per share from continuing operations (euros)	0.768	0.651	0.537

Annual report 2024    625

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

5. Remuneration and other benefits paid to the Bank’s directors and senior managers
The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors —both executive and non-executive directors— and senior managers for 2024 and 2023.
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
The maximum remuneration established by the annual general meeting was EUR 6 million in 2024 (EUR 6 million in 2023), with two components: (a) an annual emolument and (b) attendance fees.
The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their membership of the board and the board committees and their attendance to the meetings thereof, and any other objective circumstances considered by the board.
The total Bylaw-stipulated emoluments earned by the directors in 2024 amounted to EUR 5.4 million (EUR 5.3 million in 2023).
Annual allotment
In accordance with the remuneration policy approved at the general shareholders' meeting on 22 March 2024, the annual allotment for board and committee membership are for the same amounts for annual allotments as those initially established for 2023, except for the responsible banking, sustainability and culture committee, which was updated to EUR 28,000 ,thus equalizing its remuneration to other committees of mandatory existence, considering the importance and complexity of the matters addressed in it. Each director received the amounts for serving on the board and its committees and positions held in them included in the chart below for 2023 and 2024:

Amount per director in euros	2024	2023
Members of the board of directors	98,000	98,000
Members of the executive committee	170,000	170,000
Members of the audit committee	43,000	43,000
Members of the appointments committee	28,000	28,000
Members of the remuneration committee	28,000	28,000
Members of the risk supervision, regulation and compliance committee	43,000	43,000
Members of the responsible banking, sustainability and culture committee	28,000	18,000
Members of the innovation and technology committee	28,000	28,000
Chair of the audit committee	70,000	70,000
Chair of the appointments committee	50,000	50,000
Chair of the remuneration committee	50,000	50,000
Chair of the risk supervision, regulation and compliance committee	70,000	70,000
Chair of the responsible banking, sustainability and culture committee	50,000	50,000
Chair of the innovation and technology committee	70,000	70,000
Lead independent directorA	110,000	110,000
Non-executive Vice Chair	30,000	30,000
A.Glenn Hutchins has been allocated EUR 700,000 (including annual allowances and attendance fees) in minimum total annual pay set for the required time and dedication to perform his roles.
Attendance fees
The directors receive fees for attending board and committee meetings, excluding executive committee meetings, where no attendance fees are received.
Since we had not reviewed the attendance fees since 2016, shareholders at the 2024 AGM approved an increase of 4% in respect of 2023. This increase compensates for board members' greater time commitment in relation to those of other comparable banking groups, based on an independent expert analysis carried out in 2023. So the amounts for 2024 and 2023 are as follows:

Attendance fees per director per meeting in euros	2024	2023
Board of directors	2,704	2,600
Audit committee and risk supervision, regulation and compliance committee	1,768	1,700
Other committees (excluding executive committee)	1,560	1,500
ii. Salaries
The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one, which consists in a unique incentive, which is a deferred variable remuneration plan linked to multi-year objectives, which establishes the following payment scheme:
Annual report 2024    626

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
•The remaining 60% is deferred over five years, to be paid in five portions, provided that the conditions of permanence in the Group and non-concurrence of the malus clauses are met, and subject to long term metrics, taking into account the following accrual scheme:
–The accrual of the first and second portion (payment in 2026 and 2027) will be conditional on none of the malus clauses being triggered.
–The accrual of the third, fourth, and fifth portion (payment in 2028, 2029 and 2030), is linked to objectives related to the period 2024—2026 and the metrics and scales associated with these objectives. The fulfilment of the objectives determines the percentage to be paid of the deferred amount in these three annuities, and these targets can reduce these amounts and the number of deferred instruments, or increase them up to a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
In accordance with current remuneration policies, the amounts already paid will be subject to a possible recovery (clawback) by the Bank during the period set out in the policy in force at each moment.
The immediate payment (or short-term), as well as each deferred payment (linked to long term metrics and not linked to long-term metrics) will be settled 50% in cash and the remaining 50% in instruments, consisting of Banco Santander, S.A. shares and restricted stock units (RSUs) of PagoNxt, split as:
◦ the amount of PagoNxt RSUs set for each year; and
◦ the rest, all in shares of Banco Santander, S.A.
Comparative of executive remuneration (Chair and CEO)
On the remuneration committee’s recommendation, and due to the excellent business results and total shareholder return in 2023, in order to ensure a competitive remuneration compared to other peer groups, the board resolved to increase 5% the annual salary for Ana Botín and Héctor Grisi in 2024 versus 2023.

Variable contributions to pensions were not modified in 2024, so the amounts are the 22% of the 30% of the last three assigned bonus' average.
2024 was a groundbreaking year in our transformation. We delivered solid operating performance and profitable growth, with record attributable profit of EUR 12,574 million on the back of a strong increase in revenue that grew far above costs, and all this progress with an improvement in cost of risk. These excellent results enabled us to achieve the targets we set for the year: a CET1 ratio of 12.8% (far exceeding forecasts and driven by strong net organic capital generation of over 200 basis points) and shareholder value creation (TNAV per share plus cash DPS up 14% year on year and cash dividend per share of up 39% year on year). All this, coupled with our business model and robust balance sheet, enabled us to achieve an initial bonus pool of 172.30%. However, to make this pool more consistent with shareholder returns, the board approved a negative adjustment of 27.30%.
Moreover, the ratio of executive directors’ total remuneration to underlying attributable profit fell to 0.18% from 0.19% in 2023.
Annual report 2024    627

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

iii. Detail by director
The detail, by bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2024 and 2023 is provided below:

EUR thousand
	2024
	Bylaw-stipulated emoluments
	Annual emolument
	BoardF	Executive committee	Audit[1] committee	Nomination committee[2]	Remuneration committee	Risk supervision, regulation and compliance oversight committee[3]	Responsible banking, sustainability and culture committee[4]	Innovation and technology committee[5]	Attendance fees and commissions
Ana Botín	98	170	—	—	—	—	—	44	56
Héctor Grisi	98	170	—	—	—	—	—	28	56
José Antonio Álvarez	128	170	—	—	—	—	—	28	56
Glenn Hutchins	415	—	—	28	78	—	—	82	97
Bruce Carnegie-BrownA	22	—	—	18	6	—	—	—	31
Homaira Akbari	98	—	43	—	—	—	28	28	88
Javier BotínB	98	—	—	—	—	—	—	—	46
Sol Daurella	98	—	—	28	28	—	50	—	88
Henrique de Castro	98	—	43	—	28	—	—	28	103
Gina Díez	98	—	—	28	—	—	28	—	71
Luis Isasi	98	170	—	—	28	43	—	—	101
Ramiro MatoC	48	83	21	—	—	21	38	—	60
Belén Romana	98	170	43	67	—	59	6	28	128
Pamela Walkden	98	—	59	—	—	97	22	—	105
Germán de la Fuente	98	—	97	—	—	43	—	—	100
Carlos BarrabésD	50	—	—	14	—	—	18	14	31
Antonio WeissE	50	—	—	—	—	—	—	—	22
Total 2024	1,791	933	306	183	168	263	190	280	1,240
Total 2023	1,700	1,147	328	162	191	285	139	287	1,096
A. Stepped down as director on 22 March 2024.
B. All amounts received were reimbursed to Fundación Botín.
C. Stepped down as director on 27 June 2024.
D. Director and member of the NC, RBSCC and ITC since 27 June 2024.
E. Director since 27 June 2024.
F. Also includes emoluments for other roles in the board.
Changes in the chairship of the committees:
1.Germán de la Fuente was appointed Chair of the AC on 23 March 2024 replacing Pamela Walkden.
2.Belén Romana was appointed Chair of the NC on 23 March 2024, succeeding Bruce Carnegie-Brown.
3.Pamela Walkden was appointed Chair of the RSRCC on 23 March 2024, replacing Belén Romana.
4.Sol Daurella assumed the chairship of the RBSCC on 23 July 2024. Pamela Walkden joined to the RBSCC on 23 March 2024, replacing Belén Romana.
5.Glenn Hutchins was appointed Chair of ITC on 23 March 2024, replacing Ana Botín.

Other remuneration includes EUR 1,000 thousand for the role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings for Luis Isasi. For José Antonio Álvarez, this amount includes remuneration as strategic advisor of Grupo Santander, life and health insurance contributions (EUR 856 thousand) and the supplement for having waived the death and disability policy (EUR 710 thousand).

Annual report 2024    628

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	2024									2023

	Short-term and deferred (not subject to long-term goals) salaries of executive directors

	Fixed	Variable - immediate payment		Deferred variable
		In cash	In instruments	In cash	In instruments	Total	Pension contribution	Other remuneration	Total	Total
Ana Botín	3,435	1,851	1,851	1,110	1,111	9,358	1,339	1,062	12,127	11,544
Héctor Grisi	3,150	1,279	1,279	767	768	7,243	1,105	437	9,137	8,257
José Antonio Álvarez	—	—	—	—	—	—	—	3,316	3,698	3,553
Glenn Hutchins	—	—	—	—	—	—	—	—	700	372
Bruce Carnegie-BrownA	—	—	—	—	—	—	—	—	78	576
Homaira Akbari	—	—	—	—	—	—	—	—	285	265
Javier BotínB	—	—	—	—	—	—	—	—	144	137
Sol Daurella	—	—	—	—	—	—	—	—	292	249
Henrique de Castro	—	—	—	—	—	—	—	—	300	284
Gina Díez	—	—	—	—	—	—	—	—	225	211
Luis Isasi	—	—	—	—	—	—	—	1,000	1,440	1,417
Ramiro MatoC	—	—	—	—	—	—	—	—	271	518
Belén Romana	—	—	—	—	—	—	—	—	599	572
Pamela Walkden	—	—	—	—	—	—	—	—	381	341
Germán de la Fuente	—	—	—	—	—	—	—	—	338	271
Carlos BarrabésD	—	—	—	—	—	—	—	—	128	—
Antonio WeissE	—	—	—	—	—	—	—	—	72	—
Total 2024	6,585	3,130	3,130	1,877	1,879	16,601	2,444	5,815	30,214	—
Total 2023	6,271	3,000	3,000	1,800	1,800	15,871	2,110	5,251		28,567
Footnotes in previous table.

Annual report 2024    629

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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

EUR thousand
	2024				2023
	Variable subject to long-term objectives[1]
	In cash	In shares	In RSUs	Total	Total
Ana Botín	1,166	956	210	2,332	2,243
Héctor Grisi	806	629	176	1,611	1,537
Total	1,972	1,585	386	3,943	3,780
1. Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2028, 2029 and 2030, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of malus clauses and achievement of the objectives established.
The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Based on the design of the plan for 2024 and the levels of achievement of similar plans in comparable entities, the fair value considered is 70% of the variable remuneration subject to long-term objectives. (see note 46).
Note 5.e below includes disclosures on the shares delivered from the deferred remuneration schemes in place in previous years and for which delivery conditions were met, as well as on the maximum number of shares that may be received in future years in connection with the aforementioned 2024 and 2023 variable remuneration plans.
b) Remuneration of the board members as representatives of the Bank
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after 18 March 2002, accrues to the Group. In 2024 the Bank’s directors did not receive any remuneration in respect of these representative duties.
On the other hand, in their personal capacity, in 2024 Homaira Akbari was paid USD 100 thousand (EUR 96 thousand) as member of the board of Santander Consumer USA Holdings, Inc. and EUR 200 thousand as member of the board of PagoNxt S.L., and Henrique de Castro and José Antonio Álvarez were each paid the same EUR 200 thousand as members of the board of PagoNxt S.L. José Antonio Álvarez also received BRL 1,135 thousand (EUR 183 thousand) as member of Banco Santander (Brasil) S.A. Likewise, Pamela Walkden was paid GBP 109 thousand (EUR 129 thousand) as member of Santander UK plc and Santander UK Group Holdings.
Likewise, Luis Isasi was paid EUR 1,000 thousand as non-executive Chair of the Santander España business unit and for attending its board and committee meetings (amounts paid by Banco Santander, S.A.).

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

Annual report 2024    630

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The changes to the system were the following:
•Fixed and variable pension contributions were reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration were increased in the corresponding amount with no increase in total costs for the Bank. The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts. This means complying with Circular 2/2016 of the Bank of Spain, standard 41, on pension benefits, by which a part of not less than 15% of the total contribution must be based on variable components.

For Héctor Grisi, CEO from 1 January 2023, since he has been in the position for two years, the calculation of the variable portion was done using the average of the last two variable remuneration amounts.
•The death and disability supplementary benefits were eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date.
•The total amount insured for life and accident insurance was increased.
The provisions recognised in 2024 and 2023 for retirement pensions were as follows:

EUR thousand
	2024	2023
Ana Botín	1,339	1,144
Héctor Grisi	1,105	966
Total	2,445	2,110
Following is a detail of the balances relating to each of the directors under the welfare system as of 31 December 2024 and 2023:

EUR thousand
	2024	2023
Ana Botín	54,731	49,257
Héctor Grisi	1,299	585
José Antonio Álvarez	20,326	19,495
Total	76,356	69,338
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

Insured capital
EUR thousand
	2024	2023
Ana Botín	21,525	21,054
Héctor Grisi	12,600	50
José Antonio Álvarez	11,215	11,910
Total	45,340	33,014
The insured capital has been modified in 2018 for Ana Botín as part of the pension systems transformation set out in note 5.c) above, which has encompassed the elimination of the supplementary benefits systems (death of spouse and death of parent) and the increase of the life and accident insurance annuities.
During 2024 and 2023, the Group has disbursed a total amount of EUR 13.5 million and EUR 13.2 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior management and other managers and employees of the Group and the Bank itself, as well as its subsidiaries, in light of certain types of potential claims of third parties. For this reason, it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.
As of 31 December 2024 and 2023, no life insurance commitments exist for the Group in respect of any other directors.

Annual report 2024    631

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

e) Deferred variable remuneration systems
The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2024 and 2023 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2024 and prior years, as well as on the deliveries, in shares or in cash, made to them in 2024 and 2023 once the conditions for the receipt thereof had been met (see Note 46):
i) Deferred variable compensation plan linked to multiannual objectives
In the annual shareholders meeting of 18 March 2016, with the aim of simplifying the remuneration structure, improving the ex-ante risk adjustment and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan.
The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2024 has been approved by the board of directors and implemented through the ninth cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan was authorised by the annual general meeting of shareholders, as it entails the delivery of shares to the beneficiaries.
As indicated in section a.ii of this note, 60% of the variable remuneration amount is deferred over five years for executive directors, to be paid, where appropriate, in five portions, provided that the conditions of permanence in the Group, according to the following accrual scheme:
•The accrual of the first and second parts (instalments in 2026 and 2027) is conditional on none of the malus clauses being triggered.
•The accrual of the third, fourth and fifth parts (instalments in 2028, 2029 and 2030) is linked to non-concurrence of malus clauses and the fulfilment of certain objectives related to the 2024‑ 2026 period. These objectives and their respective weights are:
–Banco Santander’s consolidated Return on tangible equity (RoTE) target in 2026 (weight of 40%).
–Relative performance of Banco Santander's total shareholder return (TSR) in 2024-2026 in respect of the weighted TSR of a peer group comprising 9 credit institutions, with the appropriate TSR ratio based on the group’s TSR among its peers (weight of 40%).
–Four sustainability metrics, which have different weighting (with a total weight of 20%).
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
i.Significant failures in risk management committed by the entity, or by a business unit or risk control.
ii.The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
iii.Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
iv.Irregular conduct, whether individual or collective. In this regard, the negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.
In addition to the existing policy on malus and clawback clauses of our remuneration policy, the addendum to our remuneration policy entitled 'Financial Statement Restatement Compensation' regulates the recoupment of compensation received by the executive directors of Banco Santander, S.A., and senior management, in the event of a financial restatement (according to the regulation) resulting from material noncompliance with financial reporting requirements under US federal securities laws.
The maximum number of shares to be delivered is calculated by taking into account the average weighted daily volume of the average weighted listing prices corresponding to the fifty trading sessions prior to the previous Friday (excluded) to the date on which the bonus is agreed by the board of executive directors of the Bank.

Annual report 2024    632

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

ii) Shares assigned by deferred variable remuneration plans
The following table shows the number of Santander shares assigned to each director already in service and pending delivery as of 1 January 2023, 31 December 2023 and 31 December 2024, as well as the gross shares that were delivered to them in 2023 and 2024, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth of each plan had accrued. They come from the deferred conditional and linked to multi-year objectives in 2018, 2019, 2020, 2021, 2022, 2023 and 2024 were formalized.

Share-based variable remuneration
	Maximum number of shares to be delivered at January 1,2023	Shares delivered in 2023 (immediate payment 2022 variable remuneration)	Shares delivered in 2023 (deferred payment 2021 variable remuneration)	Shares delivered in 2023 (deferred payment 2020 variable remuneration)	Shares delivered in 2023 (deferred payment 2019 variable remuneration)	Shares delivered in 2023 (deferred payment 2018 variable remuneration)	Variable remuneration 2023 (Maximum number of shares to be delivered)
2018 variable remuneration
Ana Botín	68,800	—	—	—	—	(34,400)	—
José Antonio Álvarez	45,975	—	—	—	—	(22,988)	—
	114,776					(57,388)
2019 variable remuneration
Ana Botín	106,357	—	—	—	(35,452)	—	—
José Antonio Álvarez	71,079	—	—	—	(23,693)	—	—
	177,435				(59,145)
2020 variable remuneration
Ana Botín	149,095	—	—	(37,274)	—	—	—
José Antonio Álvarez	80,983	—	—	(20,246)	—	—	—
	230,078			(57,520)
2021 variable remuneration
Ana Botín	888,373	—	(177,675)	—	—	—	—
José Antonio Álvarez	599,555	—	(119,911)	—	—	—	—
	1,487,928		(297,586)
2022 variable remuneration
Ana Botín	631,829	(273,410)	—	—	—	—	—
José Antonio Álvarez	426,475	(184,521)	—	—	—	—	—
	1,058,305	(457,931)
2023 variable remuneration
Ana Botín	—	—	—	—	—	—	1,127,209
José Antonio Álvarez	—	—	—	—	—	—	749,143
							1,876,352
2024 variable remuneration[1]
Ana Botín	—	—	—	—	—	—	—
Héctor Grisi	—	—	—	—	—	—	—

1.For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfilment of multiannual objectives.
Annual report 2024    633

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Maximum number of shares to be delivered at December 31, 2023	Instruments matured but not consolidated at January 1, 2024[2]	Shares delivered in 2024 (immediate payment 2023 variable remuneration)	Shares delivered in 2024 (deferred payment 2022 variable remuneration)	Shares delivered in 2024 (deferred payment 2021 variable remuneration)	Shares delivered in 2024 (deferred payment 2020 variable remuneration)	Shares delivered in 2024 (deferred payment 2019 variable remuneration)	Shares delivered in 2024 (deferred payment 2018 variable remuneration)	Variable remuneration 2024 (Maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2024

34,400	—	—	—	—	—	—	(34,400)	—	—
22,988	—	—	—	—	—	—	(22,988)	—	—
57,388							(57,388)

70,905	—	—	—	—	—	(35,452)	—	—	35,452
47,386	—	—	—	—	—	(23,693)	—	—	23,693
118,290						(59,145)			59,145

111,821	(18,674)	—	—	—	(31,049)	—	—	—	62,098
60,737	(10,143)	—	—	—	(16,865)	—	—	—	33,729
172,558	(28,817)				(47,914)				95,827

710,698	—	—	—	(177,675)	—	—	—	—	533,023
479,644	—	—	—	(119,911)	—	—	—	—	359,733
1,190,342				(297,586)					892,756

358,419	—	—	(62,334)	—	—	—	—	—	296,085
241,954	—	—	(42,079)	—	—	—	—	—	199,875
600,374			(104,413)						495,961

1,127,209	—	(469,286)	—	—	—	—	—	—	657,923
749,143	—	(321,645)	—	—	—	—	—	—	427,498
1,876,352		(790,931)							1,085,421

—	—	—	—	—	—	—	—	976,463	976,463
—	—	—	—	—	—	—	—	656,032	656,032
								1,632,495	1,632,495

2.The levels of achievement of the multi-year metrics of the long-term variable remuneration plans:

1) Sixth cycle of the deferred multi-year objectives variable remuneration plan (2021): 91.6% of achievement for the period 2021-2023.
a. CET1 metric at 100% of achievement for 2023 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 150% of achievement (target growth of 100%). Weight of 33.3%.
c. TSR metric at 25% of achievement (target of 33 to 66 percentile). Weight of 33.3%.

2) Fifth cycle of the deferred multi-year objectives variable remuneration plan (2020): 83.0% of achievement for the period 2020-2022.
a. CET1 metric at 100% of achievement for 2022 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 150% of achievement (target growth of 10%). Weight of 33.3%.
c. TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

3) Forth cycle of the deferred multi-year objectives variable remuneration plan (2019): 33.3% of achievement for the period 2019-2021.
a. CET1 metric at 100% of achievement for 2021 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 0% of achievement (target growth of 15%). Weight of 33.3%.
c. TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.
Furthermore, the maximum number of RSUs of PagoNxt, S.L. to be delivered under the current plan is 10,621 and 8,921 units for Ana Botín and Héctor Grisi, respectively.
Annual report 2024    634

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

In addition, the table below shows the cash delivered in 2024 and 2023, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee, that one-fifth relating to each plan had accrued:

EUR thousand
	2024		2023
	Cash paid (immediate payment 2023 variable remuneration)	Cash paid (deferred payments from 2022, 2021, 2020 and 2019 variable remuneration)	Cash paid (immediate payment 2022 variable remuneration)	Cash paid (deferred payments from 2021, 2020, 2019 and 2018 variable remuneration)
Ana Botín	1,780	1,419	1,689	1,117
Héctor Grisi	1,220	863	1,823	697
José Antonio Álvarez	0	945	1,140	737
Total	3,000	3,228	4,651	2,551
iii) Information on former members of the board of directors
The chart below includes information on the maximum number of shares to which former members of the board of directors, are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether in shares or in cash, made in 2024 and 2023 to former board members, upon achievement of the conditions for the receipt thereof (see note 46):

Maximum number of shares to be delivered
	2024	2023
Deferred conditional variable remuneration plan and linked to objectives (2018)	—	29,860
Deferred conditional variable remuneration plan and linked to objectives (2019)	24,490	48,980
Deferred conditional variable remuneration plan and linked to objectives (2020)	71,024	106,536
Deferred conditional variable remuneration plan and linked to objectives (2021)	206,100	300,000
Deferred conditional variable remuneration plan and linked to objectives (2022)	—	—
Deferred conditional variable remuneration plan and linked to objectives (2023)	—	—

Number of shares delivered
	2024	2023
Deferred conditional variable remuneration plan and linked to objectives (2017)	—	6,145
Deferred conditional variable remuneration plan and linked to objectives (2018)	29,860	29,860
Deferred conditional variable remuneration plan and linked to objectives (2019)	24,490	24,490
Deferred conditional variable remuneration plan and linked to objectives (2020)	35,512	42,632
Deferred conditional variable remuneration plan and linked to objectives (2021)	12,911	75,000
Deferred conditional variable remuneration plan and linked to objectives (2022)	—	—
Deferred conditional variable remuneration plan and linked to objectives (2023)	—	—
In addition, EUR 650 thousand and EUR 1,471 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2024 and 2023.
Annual report 2024    635

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

f) Loans
Grupo Santander’s direct risk exposure to the bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognized:

EUR thousand
	2024			2023
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ana Botín	—	—	—	26	—	26
Héctor Grisi	—	—	—	8	—	8
José Antonio Álvarez	—	—	—	4	—	4
Glenn Hutchins	—	—	—	—	—	—
Antonio Francesco Weiss B	—	—	—	—	—	—
Belén Romana	—	—	—	—	—	—
Bruce Carnegie-Brown A	—	—	—	—	—	—
Germán de la Fuente	—	—	—	—	—	—
Gina Díez Barroso	5	—	5	1	—	1
Henrique de Castro	—	—	—	—	—	—
Homaira Akbari	—	—	—	—	—	—
Javier Botín	—	—	—	4	—	4
Juan Carlos Barrabés C	138	—	138	—	—	—
Luis Isasi	—	—	—	—	—	—
Pamela Walkden	—	—	—	—	—	—
Ramiro Mato D	—	—	—	—	—	—
Sol Daurella	—	—	—	51	—	51
	143	—	143	94	—	94
A.Ceased as director of Banco Santander, S.A. on 22 March 2024.
B.Director since 27 June 2024.
C.Director since 27 June 2024.
D.Ceased as director of Banco Santander, S.A. on 27 June 2024 .
g) Senior management
The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December 2024 and those at 31 December 2023, excluding the remuneration of the executive directors, which is detailed above. This amount has been reduced by 39% compared to that reported in 2014 (EUR 80,792 thousand):

EUR thousand
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment			Deferred variable remuneration
Year	Number of persons	Fixed	In cash	In instruments[2]		In cash	In instruments[3]	Pensions	Other remuneration[1]	Total
2024	14	16,466	7,376	7,377		3,319	3,320	4,520	7,153	49,531
2023	14	17,109	7,355	7,356	—	3,219	3,220	4,775	7,135	50,169
1.    Includes other remuneration items such as life and medical insurance premiums and localization aids and lastly RSUs from PagoNxt S.L., for his work as a director in said entity.
2.    The amount of immediate payment for 2024 is 1,611,965 shares (1,567,930 Santander shares and 1,386,491 share options in 2023).
3.    The deferred amount in instruments not linked to long-term objectives for 2024 is 725,399 shares ( 700,305 Santander shares and 554,597 share options in 2023).
In 2024, the ratio of variable to fixed pay components was 116% of the total for senior managers, well within the maximum limit of 200% set by 2024 AGM.
Annual report 2024    636

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Also, the detail of the breakdown of the remuneration linked to long-term objectives of the members of senior management at 31 December 2024 and 31 December 2023 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods, upon achievement of the conditions stipulated for each payment (see note 46):

EUR thousand
		Variable remuneration subject to long-term objectives[1]
Year	Number of people	Cash payment	Instrument payment	Total
2024	14	3,485	3,486	6,971
2023	14	3,380	3,381	6,761
1.    Relates to the fair value of the maximum annual amounts for years 2028, 2029 and 2030 of the ninth cycle of the deferred conditional variable remuneration plan (2027, 2028 and 2029 for the eighth cycle of the deferred variable compensation plan linked to annual objectives for the year 2023).
Additionally, members of senior management who stepped down from their roles in 2024 consolidated salary remuneration and other remuneration for a total amount of EUR 12,303 thousand (EUR 3,560 thousand in 2022). In 2024 rights regarding variable pay subject to long-term objectives amounted to EUR 633 thousand (this right has not been generated in 2023 for this collective).
The maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive as of 31 December 2024 and 31 December 2023 relating to the deferred portion under the various plans then in force is the following (see note 46):

Maximum number of shares to be delivered
	2024	2023
Deferred conditional variable remuneration plan and linked to objectives (2018)	—	72,734
Deferred conditional variable remuneration plan and linked to objectives (2019)	71,294	176,704
Deferred conditional variable remuneration plan and linked to objectives (2020)	370,522	728,200
Deferred conditional variable remuneration plan and linked to objectives (2021)	966,680	1,824,824
Deferred conditional variable remuneration plan and linked to objectives (2022)	1,430,464	2,320,032
Deferred conditional variable remuneration plan and linked to objectives (2023)	1,395,815	—
Since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, the following number of Santander shares was delivered in 2024 and 2023 to the senior management, in addition to the payment of the related cash amounts:

Number of shares delivered
	2024	2023
Deferred conditional variable remuneration plan and linked to objectives (2017)	—	11,046
Deferred conditional variable remuneration plan and linked to objectives (2018)	57,730	72,734
Deferred conditional variable remuneration plan and linked to objectives (2019)	71,294	88,352
Deferred conditional variable remuneration plan and linked to objectives (2020)	185,261	292,737
Deferred conditional variable remuneration plan and linked to objectives (2021)	351,777	456,206
Deferred conditional variable remuneration plan and linked to objectives (2022)	357,615	2,070,634
Deferred conditional variable remuneration plan and linked to objectives (2023)	1,212,984	—
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

Annual report 2024    637

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The balance as of 31 December 2024 in the pension system for those who were part of senior management at year end amounted to EUR 51 million (EUR 57 million at 31 December 2023).
The net charge to income corresponding to pension amounted to EUR 4.5 million in 2024 (EUR 4.7 million in 31 December 2023).
In 2024 and 2023 there have been no payments in the form of a single payment of the annual voluntary pre-retirement allowance.
Additionally, the capital insured by life and accident insurance at 31 December 2024 of this group amounts to EUR 83 million (EUR 84.4 million at 31 December 2023).
h) Post-employment benefits to former directors and former senior executive vice presidents
The post-employment benefits and settlements paid in 2024 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 5.6 million and EUR 5.6 million in 2023, respectively. Also, the post-employment benefits and settlements paid in 2024 to former executive vice presidents amounted to EUR 12.7 million and EUR 15.0 million in 2023, respectively.
Contributions to insurance policies that hedge pensions to previous members of the Bank’s board of directors, amounted to EUR 0.17 million in 2024 (EUR 0.17 million in 2023). Likewise, contributions to insurance policies that hedge pensions for previous senior managers amounted to EUR 2.3 million in 2024 (EUR 3.3 million in 2023).
No releases or charges were recorded in the consolidated income statement for pension commitments and similar obligations held by the Group with previous former members of the bank's board of directors or former members of senior management in 2024 and 2023.
In addition, 'Provisions - Pension Fund and similar obligations' in the consolidated balance sheet as at 31 December 2024 included EUR 46 million in respect of the post-employment benefit obligations to former Directors of the Bank (EUR 46 million at 31 December 2023) and EUR 96 million corresponding to former members of senior management (EUR 88 million at 31 December 2023).
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
Annual report 2024    638

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

6. Loans and advances to central banks and credit institutions
The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

EUR million
CENTRAL BANKS	2024	2023	2022
Classification
Financial assets held for trading	12,966	17,717	11,595
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Financial assets designated at fair value through other comprehensive income	—	—	—
Financial assets at amortised cost	16,179	20,082	15,375
	29,145	37,799	26,970
Type
Time deposits	16,179	17,747	15,180
Reverse repurchase agreements	12,966	20,052	11,790
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	29,145	37,799	26,970
CREDIT INSTITUTIONS
Classification
Financial assets held for trading	27,314	14,061	16,502
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	408	459	673
Financial assets designated at fair value through other comprehensive income	363	313	—
Financial assets at amortised cost	55,537	57,917	46,518
	83,622	72,750	63,693
Type
Time deposits	9,036	8,560	8,891
Reverse repurchase agreements	48,932	35,846	27,321
Non- loans advances	25,659	28,353	27,487
Impaired assets	—	—	—
Valuation adjustments for impairment	(5)	(9)	(6)
	83,622	72,750	63,693
CURRENCY
Euro	43,347	34,229	26,024
Pound sterling	2,424	3,539	4,474
US dollar	22,539	17,602	18,468
Brazilian real	39,379	47,151	34,863
Other currencies	5,078	8,028	6,834
TOTAL	112,767	110,549	90,663
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
At 31 December 2024 the gross exposure by impairment stage of the assets accounted subject to impairment for amounts to EUR 72,084 million, EUR 0 million and EUR 0 million (EUR 78,321, EUR 0 million and EUR 0 million in 2023 and EUR 61,898 million, EUR 1 million and EUR 0 million in 2022), and the loan loss provision by impairment stage amounts to EUR 5 million, EUR 0 million and EUR 0 million (EUR 9 million, EUR 0 million and EUR 0 million in 2023 and EUR 6 million, EUR 0 million and EUR 0 million in 2022) in stage 1, stage 2 and stage 3, respectively.

Annual report 2024    639

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

7. Debt securities
a) Detail
The detail, by classification, type and currency, of Debt securities in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
Classification
Financial assets held for trading	82,646	62,124	41,403
Non-trading financial assets mandatorily at fair value through profit or loss	447	860	1,134
Financial assets designated at fair value through profit or loss	2,897	3,095	2,542
Financial assets designated at fair value through other comprehensive income	76,558	73,565	75,083
Financial assets at amortised cost	120,949	103,559	73,554
	283,497	243,203	193,716
Type
Spanish government debt securities	56,919	40,321	26,876
Foreign government debt securities	164,747	145,732	121,018
Issued by financial institutions	16,776	14,681	10,176
Other fixed-income securities	44,703	42,294	35,468
Impaired financial assets	701	461	404
Impairment losses	(349)	(286)	(226)
	283,497	243,203	193,716
Currency
Euro	118,456	90,857	63,903
Pound sterling	15,630	9,284	6,732
US dollar	48,189	38,161	37,749
Brazilian real	44,432	46,190	35,841
Other currencies	57,139	58,997	49,717
Debt securities excluding impairment adjustments	283,846	243,489	193,942
Impairment losses	(349)	(286)	(226)
	283,497	243,203	193,716
The increase in the year of the debt securities portfolio under the heading 'Financial assets at fair value with changes in other comprehensive income' is mainly due to the increase in exposure to European Union sovereign debt, as a result of greater activity in the markets business, both its own and for distribution to clients.
Likewise, the increase in the debt securities portfolio under the heading 'Financial assets at amortized cost' is due to the continuation of the strategy started in year 2022 in which two new business models were created for the optimization of excess liquidity and the management of the maturity of the balance sheet credit and deposit portfolios.
At 31 December 2024, 2023 and 2022 the gross exposure by impairment stage of the book assets amounted to EUR 196,514 million, EUR 176,697 million and EUR 148,384 million in stage 1; EUR 597 million, EUR 203 million and EUR 75 million in stage 2, and EUR 701 million, EUR 461 million and EUR 404 million in stage 3, respectively.
In addition, at 31 December 2024, the Group had EUR 44 million of exposure in assets purchased with impairments, which correspond mainly to the business combinations carried out by the Group with any additional impairment signs.
Annual report 2024    640

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

b) Breakdown
The breakdown, by origin of the issuer, of debt securities at 31 December 2024, 2023 and 2022, net of impairment losses, is as follows:

EUR million
	2024				2023				2022
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	1,901	56,919	58,820	20.75%	2,525	40,321	42,846	17.62%	1,015	26,876	27,891	14.40%
United Kingdom	3,077	9,903	12,980	4.58%	2,816	4,748	7,564	3.11%	2,545	3,013	5,558	2.87%
Portugal	3,224	5,138	8,362	2.95%	2,826	4,815	7,641	3.14%	2,572	3,603	6,175	3.19%
Italy	3,072	22,954	26,026	9.18%	2,968	12,945	15,913	6.54%	1,948	8,329	10,277	5.31%
Ireland	4,557	14	4,571	1.61%	5,632	11	5,643	2.32%	6,141	11	6,152	3.18%
Poland	2,472	15,224	17,696	6.24%	2,937	12,482	15,419	6.34%	2,830	9,443	12,273	6.34%
Other European countries	11,593	12,702	24,295	8.57%	9,797	15,495	25,292	10.40%	8,161	9,655	17,816	9.20%
United States	12,475	27,811	40,286	14.21%	8,959	22,992	31,951	13.14%	8,950	22,318	31,268	16.14%
Brazil	12,738	32,645	45,383	16.01%	13,551	32,342	45,893	18.87%	9,201	28,191	37,392	19.30%
Mexico	2,190	20,822	23,012	8.12%	1,969	20,738	22,707	9.34%	481	17,578	18,059	9.32%
Chile	96	6,982	7,078	2.50%	49	11,995	12,044	4.95%	28	10,009	10,037	5.18%
Other American countries	3,336	4,502	7,838	2.76%	2,315	2,546	4,861	2.00%	1,560	5,960	7,520	3.88%
Rest of the world	1,100	6,050	7,150	2.52%	806	4,623	5,429	2.23%	390	2,908	3,298	1.70%
	61,831	221,666	283,497	100%	57,150	186,053	243,203	100%	45,822	147,894	193,716	100%
The detail, by issuer rating, of Debt securities at 31 December 2024, 2023 and 2022 is as follows:

EUR million
	2024				2023				2022
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	16,889	6,440	23,329	8.23%	15,152	7,887	23,039	9.47%	13,481	5,494	18,975	9.80%
AA	16,972	47,254	64,226	22.65%	15,142	36,704	51,846	21.32%	9,542	30,502	40,044	20.67%
A	10,056	87,814	97,870	34.53%	11,175	68,112	79,287	32.60%	10,058	48,341	58,399	30.15%
BBB	8,900	44,483	53,383	18.83%	7,749	39,173	46,922	19.29%	5,181	29,900	35,081	18.11%
Below BBB	5,543	35,675	41,218	14.54%	4,654	34,177	38,831	15.97%	2,974	33,657	36,631	18.91%
Unrated	3,471	—	3,471	1.22%	3,278	—	3,278	1.35%	4,586	—	4,586	2.37%
	61,831	221,666	283,497	100%	57,150	186,053	243,203	100%	45,822	147,894	193,716	100%
During 2024, Portugal's rating for sovereign issuances has been modified from BBB+ to A-. For the years 2023 and 2022, the distribution of the exposure by rating level of the previous table has not been affected by ratings reviews of the sovereign issuers.
Annual report 2024    641

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The detail, by type of financial instrument, of private fixed-income securities at 31 December 2024, 2023 and 2022, net of impairment losses, is as follows:

EUR million
	2024	2023	2022
Securitised mortgage bonds	10,709	9,310	9,222
Other asset-backed bonds	11,624	10,243	7,120
Floating rate debt	17,323	15,376	12,397
Fixed rate debt	22,175	22,221	17,083
Total	61,831	57,150	45,822
c) Impairment losses
The changes in the impairment losses on debt securities are summarised below:

EUR million
	2024	2023	2022
Balance at beginning of year	286	226	215
Net impairment losses for the yearA	226	24	16
Of which:
Impairment losses charged to income	234	36	30
Impairment losses reversed with a credit to income	(8)	(12)	(14)
Assets written off	(131)	0	0
Exchange differences and other items	(32)	36	(5)
Balance at end of year	349	286	226
Of which:
By geographical location of risk:
European Union	23	22	26
America	326	264	200
A.Of the EUR 226 million corresponding to net provisions for the year ended 31 December 2024 (EUR 24 million and EUR 16 million at 31 December 2023 and 2022, respectively), EUR 227 million relates to financial assets at amortized cost (EUR 23 million and EUR 17 million at 31 December 2023 and 2022, respectively) and EUR -1 million relates to financial assets designated at fair value through other comprehensive income (EUR 1 million and EUR -1 million at 31 December 2023 and 2022, respectively).
At 31 December 2024, 2023 and 2022 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 39 million, EUR 30 million and EUR 25 million in stage 1, EUR 9 million, EUR 8 million and EUR 2 million in stage 2, and EUR 301 million, EUR 248 million and EUR 199 million in stage 3, respectively.

8. Equity instruments
a) Breakdown
The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
Classification
Financial assets held for trading	16,636	15,057	10,066
Non-trading financial assets mandatorily at fair value through profit or loss	4,641	4,068	3,711
Financial assets designated at fair value through other comprehensive income	2,193	1,761	1,941
	23,470	20,886	15,718
Type
Shares of Spanish companies	3,730	3,540	3,284
Shares of foreign companies	17,153	15,185	10,494
Shares of investment funds	2,587	2,161	1,940
	23,470	20,886	15,718
Note 29 contains a detail of the 'Other comprehensive income', recognised in equity, on 'Financial assets designated at fair value through other comprehensive income'.
b) Changes
The changes in 'Financial assets at fair value through other comprehensive income' were as follows:

EUR million
	2024	2023	2022
Balance at beginning of the year	1,761	1,941	2,453
Net additions (disposals)	(35)	11	(33)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (EIGR)A	447	(162)	(497)
Changes in the RV hedged with micro-hedging transactions	20	(29)	18
Balance at end of year	2,193	1,761	1,941
A.They do not include fair value movements for currency risk hedged with hedging instruments.
c) Notifications of acquisitions of investments
The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2024, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 105 of Spanish Securities Market Law 24/1998, are listed in appendix IV.
Annual report 2024    642

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

9. Trading derivatives (assets and liabilities) and short positions
a) Trading Derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see note 11):

EUR million
	2024		2023		2022
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	30,834	24,754	31,480	26,014	38,789	37,641
Currency risk	29,395	29,110	22,834	23,094	26,391	26,063
Price risk	1,765	1,632	1,279	904	1,347	817
Other risks	2,106	2,257	735	577	475	370
	64,100	57,753	56,328	50,589	67,002	64,891
b) Short positions
Following is a breakdown of the short positions (liabilities):

EUR million
	2024	2023	2022
Borrowed securities
Debt instruments	2,566	3,263	1,979
Of which:
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,199	1,881	1,362
Banco Santander, S.A.	1,347	1,383	617
Equity instruments	538	546	993
Of which:
Banco Santander, S.A.	358	312	934
Short sales
Debt instruments	32,726	22,365	19,543
Of which:
Banco Santander, S.A.	23,813	16,143	12,902
Banco Santander (Brasil) S.A.	5,950	3,462	3,857
Santander US Capital Markets LLC	2,382	2,442	2,690
	35,830	26,174	22,515

10. Loans and advances to customers
a) Detail
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
Financial assets held for trading	26,591	11,634	9,550
Non-trading financial assets mandatorily at fair value through profit or loss	1,042	982	868
Financial assets designated at fair value through profit or loss	4,610	6,219	5,774
Financial assets at fair value through other comprehensive income	10,784	7,669	8,215
Financial assets at amortized cost	1,011,042	1,009,845	1,011,597
Of which:
Impairment losses	(22,125)	(22,788)	(22,684)
	1,054,069	1,036,349	1,036,004
Loans and advances to customers disregarding impairment losses	1,076,194	1,059,137	1,058,688
Note 51 contains a detail of the residual maturity periods of 'Financial assets at amortized cost'.
Note 54 shows the Group’s total exposure, by geographical origin of the issuer.
There are no loans and advances to customers for material amounts without fixed maturity dates.

Annual report 2024    643

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

b) Breakdown
Following is a breakdown of the loans and advances granted to the Group's customers, which reflect the Group's exposure to credit risk in its main activity, without considering the balance of value adjustments for impairment, taking into account the type and situation of the transactions, the geographical area of their residence and the type of interest rate on the transactions:

EUR million
	2024	2023	2022
Loan type and status
Commercial credit	53,209	55,628	56,688
Secured loans	557,463	554,375	565,609
Reverse repurchase agreements	59,648	44,184	39,500
Other term loans	296,339	295,485	290,031
Finance leases	40,120	38,723	39,833
Receivable on demand	10,756	12,277	11,435
Credit cards receivables	24,928	24,371	22,704
Impaired assets	33,731	34,094	32,888
	1,076,194	1,059,137	1,058,688
Geographical area
Spain	198,164	203,680	212,804
European Union (excluding Spain)	223,525	211,368	202,958
United States and Puerto Rico	142,773	126,894	125,436
Other OECD countriesA	372,696	374,812	385,906
South America (non - OECD)	112,979	120,610	112,803
Rest of the world	26,057	21,773	18,781
	1,076,194	1,059,137	1,058,688
Interest rate formula
Fixed rate	678,994	647,349	642,537
Floating rate	397,200	411,788	416,151
	1,076,194	1,059,137	1,058,688
A.Includes, mainly, customers from the United Kingdom.
At 31 December 2024, 2023 and 2022 the Group had granted loans amounting to EUR 16,562 million, EUR 15,544 million and EUR 14,698 million to Spanish public sector agencies which had a rating at 31 December 2024 of A (ratings of A at 31 December 2023 and 31 December 2022), and EUR 13,593 million, EUR 11,530 million, and EUR 12,467 million to the public sector in other countries (at 31 December 2024, the breakdown of this amount by issuer rating was as follows: 3.5% AAA, 13.7% AA, 39.5% A, 31.1% BBB, 10.8% below BBB and 1.4% without rating).
Without considering the public administrations, the amount of the loans and advances at 31 December 2024, 2023 and 2022 amounts to EUR 1,046,039 million, EUR 1,032,063 million and EUR 1,031,523 million, of which, EUR 1,012,389 million, EUR 998,010 million and EUR 998,689 million are classified as performing, respectively.

Annual report 2024    644

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Following is a detail, by activity, of the loans to customers at 31 December 2024, net of impairment losses:

EUR million
			Secured loans
			Net exposure		Loan to value ratioC
	Total	Without collateral	Of which property collateral	Of which other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	26,902	25,179	169	1,554	73	69	14	1,540	27
Other financial institutions (financial business activity)	109,110	40,813	2,306	65,991	1,976	985	417	64,060	859
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	330,025	174,064	72,803	83,158	29,010	27,544	23,192	47,590	28,625
Of which:
Construction and property development	21,793	1,967	18,275	1,551	7,373	5,984	1,945	2,619	1,905
Civil engineering construction	3,182	1,998	80	1,104	77	50	234	666	157
Large companies	173,280	110,225	20,435	42,620	8,528	7,031	7,125	26,178	14,193
SMEs and individual entrepreneurs	131,770	59,874	34,013	37,883	13,032	14,479	13,888	18,127	12,370
Households – other (broken down by purpose)	564,687	111,389	357,377	95,921	103,138	130,087	120,000	57,983	42,090
Of which:
Residential	350,450	1,910	348,437	103	93,356	120,164	107,941	25,131	1,948
Consumer loans	196,757	105,729	2,382	88,646	5,527	7,273	9,520	29,171	39,537
Other purposes	17,480	3,750	6,558	7,172	4,255	2,650	2,539	3,681	605
TotalA	1,030,724	351,445	432,655	246,624	134,197	158,685	143,623	171,173	71,601
Memorandum item
Refinanced and restructured transactionsB	19,998	6,532	7,594	5,872	3,557	1,845	1,906	1,403	4,755
A.In addition, the Group has granted advances to customers amounting to EUR 23,345 million, bringing the total of loans and advances to EUR 1,054,069 million.
B.Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
C.The ratio is the carrying amount of the transactions at 31 December 2024 provided by the latest available appraisal value of the collateral.
Note 54 contains information relating to the forborne loan portfolio.

Annual report 2024    645

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' and 'Financial assets at fair value through other comprehensive income' during 2024, 2023 and 2022:

2024
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	929,133	76,654	33,821	1,039,608
Movements
Transfers
To stage 2 from stage 1	(49,316)	49,316		—
To stage 3 from stage 1	(11,517)		11,517	—
To stage 3 from stage 2		(10,083)	10,083	—
To stage 1 from stage 2	21,475	(21,475)		—
To stage 2 from stage 3		2,358	(2,358)	—
To stage 1 from stage 3	447		(447)	—
Net changes on financial assets	43,281	(11,616)	(4,889)	26,776
Write-offs	—	—	(13,212)	(13,212)
Exchange differences and others	(8,090)	(699)	(947)	(9,736)
Balance at the end of the year	925,413	84,455	33,568	1,043,436

2023
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	942,861	66,696	32,617	1,042,174
Movements
Transfers
To stage 2 from stage 1	(43,278)	43,278		—
To stage 3 from stage 1	(12,636)		12,636	—
To stage 3 from stage 2		(9,915)	9,915	—
To stage 1 from stage 2	15,180	(15,180)		—
To stage 2 from stage 3		2,899	(2,899)	—
To stage 1 from stage 3	488		(488)	—
Net changes on financial assets	29,696	(10,673)	(4,218)	14,805
Write-offs	—	—	(13,847)	(13,847)
Exchange differences and others	(3,178)	(451)	105	(3,524)
Balance at the end of the year	929,133	76,654	33,821	1,039,608

2022
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	878,700	67,584	31,287	977,571
Movements
Transfers
To stage 2 from stage 1	(31,811)	31,811		—
To stage 3 from stage 1	(11,143)		11,143	—
To stage 3 from stage 2		(8,487)	8,487	—
To stage 1 from stage 2	18,907	(18,907)		—
To stage 2 from stage 3		3,250	(3,250)	—
To stage 1 from stage 3	456		(456)	—
Net changes on financial assets	86,459	(8,839)	(2,568)	75,052
Write-offs	—	—	(12,235)	(12,235)
Exchange differences and others	1,293	284	209	1,786
Balance at the end of the year	942,861	66,696	32,617	1,042,174
In addition, at 31 December 2024, the Group had EUR 515 million (EUR 694 million at 31 December 2023 and EUR 322 million at 31 December 2022) of exposure in assets purchased with impairment of which EUR 163 million still show signs of additional impairment, which correspond mainly to the business combinations carried out by the Group.

Annual report 2024    646

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

c) Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income
The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income - Loans and advances - Customers:

EUR million
	2024	2023	2022
Amount at beginning of the year	22,788	22,684	22,964
Impairment losses charged to income for the year	13,608	14,011	11,676
Of which:
Impairment losses charged to profit or loss	23,703	21,413	19,879
Impairment losses reversed with a credit to profit or loss	(10,095)	(7,402)	(8,203)
Change of perimeter	—	(48)	—
Write-off of impaired balances against recorded impairment allowance	(13,212)	(13,847)	(12,235)
Exchange differences and other changes	(1,059)	(12)	279
Amount at end of the year	22,125	22,788	22,684
Which correspond to:
Impaired assets	14,088	14,238	13,931
Other assets	8,037	8,550	8,753
Of which:
Individually calculated	2,258	2,951	2,493
Collective calculated	19,867	19,837	20,191
In addition, provisions for debt securities amounting to EUR 226 million were recorded at 31 December 2024 (provisions amounting to EUR 24 million and EUR 16 million as of 31 December 2023 and 2022, respectively), written-off assets recoveries have been recorded in the year amounting to EUR 1,605 million at 31 December 2024 (EUR 1,592 million and EUR 1,459 million at 31 December 2023 and 2022, respectively).
EUR 415 million were recorded in the account for losses on renegotiation or contractual modification at 31 December 2024 (EUR 513 and EUR 630 million at 31 December 2023 and 2022, respectively) mainly due to the impact of the adjustment of the gross amount of mortgage loans denominated and indexed to foreign currencies in Poland, and of the Moratorium law approved in July 2022 in this same country (see note 25.e.)
With this, the impairment recorded in Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes: 'Financial assets at fair value through other comprehensive income' and 'Financial assets at amortised cost (IFRS 9) and, Loans and receivables (IAS 39)'; amounts EUR 12,644 million at 31 December 2024 (EUR 12,956 million and EUR 10,863 million at 31 December 2023 and 2022, respectively).
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers during 2024, 2023 and 2022:

2024
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,596	4,954	14,238	22,788
Transfers
To stage 2 from stage 1	(626)	2,676		2,050
To stage 3 from stage 1	(385)		4,548	4,163
To stage 3 from stage 2		(1,591)	3,444	1,853
To stage 1 from stage 2	109	(725)		(616)
To stage 2 from stage 3		278	(693)	(415)
To stage 1 from stage 3	23		(156)	(133)
Net changes of the exposure and modifications in the credit risk	755	(704)	6,655	6,706
Write-offs	—	—	(13,212)	(13,212)
FX and other movements	(179)	(144)	(736)	(1,059)
Loss allowance at the end of the year	3,293	4,744	14,088	22,125

2023
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,626	5,127	13,931	22,684
Transfers
To stage 2 from stage 1	(696)	2,954		2,258
To stage 3 from stage 1	(405)		4,278	3,873
To stage 3 from stage 2		(1,820)	3,721	1,901
To stage 1 from stage 2	149	(905)		(756)
To stage 2 from stage 3		282	(920)	(638)
To stage 1 from stage 3	27		(184)	(157)
Net changes of the exposure and modifications in the credit risk	875	(557)	7,212	7,530
Write-offs	—	—	(13,847)	(13,847)
FX and other movements	20	(127)	47	(60)
Loss allowance at the end of the year	3,596	4,954	14,238	22,788
Annual report 2024    647

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

2022
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	4,188	5,226	13,550	22,964
Transfers
To stage 2 from stage 1	(713)	3,046		2,333
To stage 3 from stage 1	(557)		4,586	4,029
To stage 3 from stage 2		(1,802)	3,182	1,380
To stage 1 from stage 2	215	(894)		(679)
To stage 2 from stage 3		400	(933)	(533)
To stage 1 from stage 3	9		(161)	(152)
Net changes of the exposure and modifications in the credit risk	414	(1,056)	5,940	5,298
Write-offs	—	—	(12,235)	(12,235)
FX and other movements	70	207	2	279
Loss allowance at the end of the year	3,626	5,127	13,931	22,684
d) Impaired assets and assets with unpaid past-due amounts
The detail of the changes in the balance of the financial assets classified as 'Financial assets Loans to customers' considered to be impaired due to credit risk is as follows:

EUR million
	2024	2023	2022
Balance at beginning of year	34,094	32,888	31,645
Net additions	13,779	14,944	13,060
Written-off assets	(13,212)	(13,847)	(12,235)
Changes in the scope of consolidation	17	(59)	—
Exchange differences and other	(947)	168	418
Balance at end of year	33,731	34,094	32,888
This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
At 31 December 2024, the Group’s written-off assets totalled EUR 49,939 million (EUR 48,138 million and EUR 43,675 million at 31 December 2023 and 2022, respectively).
Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2024:

EUR million
	Gross amount	Allowance recognised	Estimated collateral valueA
Without associated real collateral	14,207	8,037	—
With real estate collateral	9,519	2,371	6,979
With other collateral	10,005	3,680	5,789
Total	33,731	14,088	12,768
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
The breakdown of securitized loans held on the balance sheet, according to the nature of the financial instrument in which they are originated, is shown below:

EUR million
	2024	2023	2022
Retained on the balance sheet	80,824	75,738	82,603
Of which
Securitised mortgage assets	17,782	16,994	16,265
Of which: UK assets	9,034	6,096	4,144
Other securitised assets	63,042	58,744	66,338
TotalA	80,824	75,738	82,603
A.Note 22 details the liabilities associated with these securitisation transactions.
At 31 December 2024, Grupo Santander had loans that had been fully derecognised and for which it retained servicing amounting to EUR 14,919 million (EUR 13,923 million and EUR 13,711 million at 31 December 2023 and 2022, respectively).
Annual report 2024    648

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

11. Trading derivatives
The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2024, 2023 and 2022 is as follows:

EUR million
	2024		2023		2022
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives
Interest rate risk
Forward rate agreements	1,992,413	13	829,913	3	100,579	22
Interest rate swaps	6,127,812	6,364	5,381,966	5,514	4,844,043	2,387
Options, futures and other derivatives	377,285	(297)	398,519	(51)	495,994	(1,261)
Credit risk
Credit default swaps	41,111	(572)	22,462	(86)	16,185	(6)
Foreign currency risk
Foreign currency purchases and sales	514,268	595	471,955	33	384,024	423
Foreign currency options	221,159	528	77,934	288	54,967	150
Currency swaps	625,765	(838)	586,405	(581)	496,441	(245)
Securities and commodities derivatives and other	78,328	554	68,664	619	71,237	641
Total	9,978,141	6,347	7,837,818	5,739	6,463,470	2,111
12. Non-current assets
The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
Tangible assets	2,851	2,991	3,435
Of which:
Foreclosed assets	2,621	2,773	3,101
Of which property assets in Spain	1,896	2,138	2,596
Other tangible assets held for sale	230	218	334
Other assets	1,151	23	18
Of which: Caceis (Note 3)A	1,137	—	—
Total	4,002	3,014	3,453
A.As a result of the agreement for the sale of the stake in Caceis, as of 31 December 2024, this participation has been reclassified, at its carrying value, from the caption 'Investments' to the caption 'Non-current assets held for sale' in the balance sheet (see note 3).
At 31 December 2024, the provisions recognised for the total non-current assets held for sale totalled EUR 2,606 million (EUR 2,956 million and EUR 3,425 million at 31 December 2023 and 2022, respectively). The charges recorded in those years amounted to EUR 163 million, EUR 139 million and EUR 204 million, respectively, and the recoveries during these exercises are amounted to EUR 71 million, EUR 88 million and EUR 110 million, respectively.
13. Investments
a) Breakdown
The detail, by company, of Investments is as follows:

EUR million
	2024	2023	2022
Associated entities	5,216	5,682	5,634
Merlin Properties, SOCIMI, S.A.	1,803	1,621	1,653
Caceis (Notes 3 and 12)	—	1,139	1,046
Zurich Santander Insurance America, S.L. - Consolidated	884	936	916
Metrovacesa, S.A.	841	899	979
CNP Santander	397	423	406
Pluxee Beneficios Brasil S.A. A	309	—	—
Other companies	982	664	634

Joint Ventures entities	2,061	1,964	1,981
Santander Caceis Latam Holding 1, S.L. - Consolidated (previously Santander Securities Services Latam Holding, S.L)	381	389	359
Santander Vida Seguros y Reaseguros, S.A.	356	362	356
U.C.I., S.A. - Consolidated	325	349	416
Fortune Auto Finance Co., Ltd	261	254	244
Hyundai Capital UK Limited	249	205	223
Banco RCI Brasil S.A.	94	92	95
Other companies	395	313	288

Total Associated entities and Joint ventures	7,277	7,646	7,615
A.Acquisition of 20% of Pluxee Beneficios Brasil, S.A. in 2024.
Annual report 2024    649

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Of the entities included above, at 31 December 2024, the entities Merlin Properties, SOCIMI, S.A, and Metrovacesa, S.A. and Compañía Española de Viviendas en Alquiler, S.A., are the only listed companies.
Below is a breakdown of the Goodwill of the main investments in joint ventures and associates included in the balance of this heading:

EUR million
	2024	2023	2022
Goodwill	1,238	1,460	1,508
Of which:
Zurich Santander Insurance America, S.L. - Consolidated	526	526	526
Pluxee Beneficios Brasil, s.a.A	122	—	—
Caceis (Notes 3 and 12)	—	337	337
A.Acquisition of 20% of Pluxee Beneficios Brasil, S.A. in 2024.
b) Changes
The changes in the investments were as follows:

EUR million
	2024	2023	2022
Balance at beginning of year	7,646	7,615	7,525
Acquisitions (disposals) of companies and capital increases (reductions)A	1,011	52	142
Changes in the consolidation method (note 3)	(13)	(43)	(320)
Of which:
Ebury Partners Limited	—	—	(382)
Transfers to Non current Assets B	(1,137)	—	—
Effect of equity accounting	711	613	702
Dividends distributed and reimbursements of share premium	(745)	(565)	(560)
Of which:
Zurich Santander Insurance América, S.L. - Consolidado	(202)	(202)	(160)
Caceis	(114)	—	—
CNP Santander	(88)	(51)	(15)
Santander Vida Seguros y Reaseguros, S.A.- Consolidated	(82)	(52)	(40)
CIP S.A.	(56)	—	—
Merlin Properties, SOCIMI, S.A.	(53)	(51)	(139)
Metrovacesa, S.A.	(52)	(50)	(124)
Hyundai Capital UK Limited	—	(58)	—
Other global result	(32)	(24)	70
Exchange differences and other changes	(164)	(2)	56
Balance at end of year	7,277	7,646	7,615
A.Includes the acquisition of 20% of Pluxee Beneficios Brasil, S.A. and the capital increase of Merlin Properties, SOCIMI, S.A.
B.Stake in Caceis (Notes 3 and 12).
c) Impairment adjustments
During the years 2024, 2023 and 2022 there was no evidence of significant impairment in the Group's associated interests.

Annual report 2024    650

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

d) Other information
A summary of the financial information at the end of December 2024 of the main associates and joint ventures (obtained from the information available at the date of preparation of the consolidated financial statements) is shown below:

EUR million
	Associates					Joint ventures
	Merlin Properties, SOCIMI, S.A.A	Metrovacesa, S.A.A	Pluxee Beneficios Brasil S.A.	Zurich Santander Insurance América, S.L. - Consolidated	CNP Santander	Santander Caceis Latam Holding, S.L. - Consolidated	U.C.I., S.A. - Consolidated	Hyundai Capital UK Limited	Fortune Auto Finance Co., LTD	Santander Vida Seguros y Reaseguros, S.A.- Consolidated (note 3)	Banco RCI Brasil S.A.
Current assets	600	2,137	643	1,850	215	159	219	2,321	174	130	12
Non current assets	11,465	396	639	18,384	2,273	537	9,698	3,354	2,195	1,689	1,985
Total assets	12,065	2,533	1,282	20,234	2,488	696	9,917	5,675	2,369	1,819	1,997
Current liabilities	215	555	292	718	108	152	127	2,366	36	186	82
Non current liabilities	5,312	292	450	18,541	1,990	12	9,187	2,812	1,812	1,088	1,677
Total liabilities	5,527	847	742	19,259	2,098	164	9,314	5,178	1,848	1,274	1,759
Attributable profit for the period	(83)	(21)	79	481	105	80	(77)	65	22	123	40
Other accumulated comprehensive income	(22)	—	(43)	(801)	(21)	(304)	98	14	(1)	(26)	(228)
Rest of equity	6,643	1,707	504	1,295	306	756	582	418	500	448	426
Total Equity	6,538	1,686	540	975	390	532	603	497	521	545	238
Total liabilities and equity	12,065	2,533	1,282	20,234	2,488	696	9,917	5,675	2,369	1,819	1,997

Ordinary activities income	473	585	419	5,784	878	146	640	369	188	882	277
Profit (loss) from continuing operations	(83)	(21)	79	481	105	80	(77)	65	22	123	40
Profit (loss) for the year from discontinuing operations	—	—	—	—	—	—	—	—	—	—	—
A.Data as of 31 December 2023, latest accounts available.
14. Insurance contracts linked to pensions
The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	81	93	104
	81	93	104
Annual report 2024    651

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

15. Liabilities under insurance contracts
The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (see note 2.i) is as follows:

EUR million
	2024	2023	2022
Liabilities under insurance contracts	17,829	17,799	16,426
Liability for Remaining Coverage (LRC)	17,377	17,333	15,919
Liabilities relating to insurance contracts measured under BBA/VFA	17,292	17,262	15,841
Current value of future cashflows (PVFCF)	16,614	16,627	15,206
Risk adjustment for non-financial risk (RA)	199	211	154
Contractual service margin (CSM)	479	424	481
Liabilities relating to insurance contracts measured under PAA	85	71	78
Liability for incurred claims (LIC)	452	466	507
The balance of liabilities under insurance contracts reflected in the consolidated balance sheet includes the following elements:
•Liability for Remaining Coverage (LRC): amount of obligations provisioned to meet the fulfillment of future services assigned to the group on a date for a specific coverage period.
•Liabilities relating to insurance contracts measured under BBA/VFA, formed from the sum of the following elements:
-Current value of future cashflows (PVFCF): present value of future inflow and outflow cash flows weighted by their probability of occurrence.
-Risk adjustment for non-financial risk (RA): reflects compensation for the uncertainty of cash flows by quantifying the amount necessary to compensate for unexpected losses in liability flows.
-Contractual service margin (CSM): future benefit to be recognized during the coverage period.
•Liabilities relating to insurance contracts measured under PAA, valued using the premium allocation method, represent the portion of premiums written for the remaining hedge net of acquisition expenses.
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
The income and expenses recorded in the profit and loss account for the insurance activity, including reinsurance income and expenses, are not material in the Group's consolidated annual accounts.
Annual report 2024    652

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

16. Tangible assets
a) Changes
The changes in Tangible assets in the consolidated balance sheets were as follows:

EUR million
	Tangible assets				Of which: For leasing
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Cost
Balance at 1 January 2022	25,529	24,423	1,537	51,489	4,429	—	—	4,429
Additions / disposals (net) due to change in the scope of consolidation	14	89	—	103	1	—	—	1
Additions / disposals (net)	604	(822)	(64)	(282)	109A	—	—	109
Transfers, exchange differences and other items	423	1,476	107	2,006	153	—	—	153
Balance at 31 December 2022	26,570	25,166	1,580	53,316	4,692	—	—	4,692
Additions / disposals (net) due to change in the scope of consolidation	11	37	—	48	(13)	—	—	(13)
Additions / disposals (net)	1,122	742	(34)	1,830	125A	—	—	125
Transfers, exchange differences and other items	(1,460)	(641)	30	(2,071)	33	—	—	33
Balance at 31 December 2023	26,243	25,304	1,576	53,123	4,837	—	—	4,837
Additions / disposals (net) due to change in the scope of consolidation	28	(1,192)	—	(1,164)	—	—	—	—
Additions / disposals (net)	730	(1,716)	(17)	(1,003)	179A	—	—	179
Transfers, exchange differences and other items	(1,345)	1,003	(104)	(446)	(235)	—	—	(235)
Balance at 31 December 2024	25,656	23,399	1,455	50,510	4,781	—	—	4,781

Accumulated depreciation
Balances at 1 January 2022	(12,015)	(5,238)	(149)	(17,402)	(1,789)	—	—	(1,789)
Disposals due to change in the scope of consolidation	(7)	(30)	4	(33)	—	—	—	—
Disposals	1,065	2,882	16	3,963	164	—	—	164
Charge for the year	(1,821)	—	(13)	(1,834)	(636)	—	—	(636)
Transfers, exchange differences and other items	(114)	(3,192)	(30)	(3,336)	(4)	—	—	(4)
Balance at 31 December 2022	(12,892)	(5,578)	(172)	(18,642)	(2,265)	—	—	(2,265)
Disposals due to change in the scope of consolidation	7	—	—	7	7	—	—	7
Disposals	284	2,540	—	2,824	160	—	—	160
Charge for the year	(1,744)	—	(11)	(1,755)	(609)	—	—	(609)
Transfers, exchange differences and other items	1,708	(2,744)	(16)	(1,052)	98	—	—	98
Balance at 31 December 2023	(12,637)	(5,782)	(199)	(18,618)	(2,609)	—	—	(2,609)
Disposals due to change in the scope of consolidation	—	686	—	686	—	—	—	—
Disposals	672	3,214	—	3,886	196	—	—	196
Charge for the year	(1,602)	—	(9)	(1,611)	(492)	—	—	(492)
Transfers, exchange differences and other items	948	(2,902)	46	(1,908)	91	—	—	91
Balance at 31 December 2024	(12,619)	(4,784)	(162)	(17,565)	(2,814)	—	—	(2,814)
A. Includes contract extensions on operating leases and repurchases.
Annual report 2024    653

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	Tangible assets				Of which: For leasing
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses
Balance at 1 January 2022	(255)	(102)	(408)	(765)	(15)	—	—	(15)
Impairment charge for the year	(95)	(33)	(29)	(157)	(2)	—	—	(2)
Releases	12	1	4	17	1	—	—	1
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	34	76	9	119	13			13
Exchange differences and other	115	25	45	185	(11)	—	—	(11)
Balance at 31 December 2022	(189)	(33)	(379)	(601)	(14)	—	—	(14)
Impairment charge for the year	(115)	(29)	(12)	(156)	(39)	—	—	(39)
Releases	5	11	4	20	4	—	—	4
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	36	—	4	40	5			5
Exchange differences and other	65	47	(38)	74	(1)	—	—	(1)
Balance at 31 December 2023	(198)	(4)	(421)	(623)	(45)	—	—	(45)
Impairment charge for the year	(280)	(70)	(81)	(431)	(33)	—	—	(33)
Releases	34	3	8	45	10	—	—	10
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	53	—	—	53	19	—	—	19
Exchange differences and other	(10)	32	76	98	—	—	—	—
Balance at 31 December 2024	(401)	(39)	(418)	(858)	(49)	—	—	(49)

Tangible assets, net
Balances at 31 December 2022	13,489	19,555	1,029	34,073	2,413	—	—	2,413
Balances at 31 December 2023	13,408	19,518	956	33,882	2,183	—	—	2,183
Balances at 31 December 2024	12,636	18,576	875	32,087	1,918	—	—	1,918
Annual report 2024    654

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

b) Tangible assets - For own use
The detail, by class of asset, of 'Property, plant and equipment' which is owned by the Group in the consolidated balance sheets is as follows:

EUR million
	Tangible assets for own use				Of which: for leasing
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	14,623	(4,467)	(175)	9,981	2,349
IT equipment and fixtures	5,285	(3,984)	—	1,301	53
Furniture and vehicles	6,445	(4,389)	—	2,056	11
Construction in progress and other items	217	(52)	(14)	151	—
Balances at 31 December 2022	26,570	(12,892)	(189)	13,489	2,413

Land and buildings	14,973	(5,010)	(154)	9,809	2,104
IT equipment and fixtures	5,614	(4,154)	—	1,460	60
Furniture and vehicles	5,412	(3,424)	—	1,988	19
Construction in progress and other items	244	(49)	(44)	151	—
Balances at 31 December 2023	26,243	(12,637)	(198)	13,408	2,183

Land and buildings	15,113	(5,516)	(353)	9,244	1,882
IT equipment and fixtures	5,283	(3,926)	—	1,357	23
Furniture and vehicles	4,963	(3,130)	—	1,833	13
Construction in progress and other items	297	(47)	(48)	202	—
Balances at 31 December 2024	25,656	(12,619)	(401)	12,636	1,918
The carrying amount at 31 December 2024 in the foregoing table includes the following approximate amounts EUR 6,531 million (EUR 7,119 million at 31 December 2023 and EUR 7,083 million at 31 December 2022) relating to property, plant and equipment owned by group entities and branches located abroad.
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
Of the 18,576 EUR million that the Group had assigned to operating leases at 31 December 2024 (19,518 EUR and 19,555 EUR at 31 December 2023 and 2022, respectively), EUR 11,336 million (EUR 12,525 and EUR 13,389 at 31 December 2023 and 2022, respectively) relate to vehicles of Santander US Auto's business. The variable lease payments of various items of this business are not significant.
In addition, the maturity analysis of the assets leased out under operating leases from Santander US Auto, is as follows:

EUR million

Maturity Analysis	2024
2025	3,524
2026	5,246
2027	4,481
2028	351
d) Tangible assets - Investment property
The fair value of investment property at 31 December 2024, 2023, 2022 amounted to EUR 1,041, 1,163 and 1,153 million, respectively. A comparison of the fair value of investment property at 31 December 2024, 2023 and 2022 with the net book value shows gross unrealised gains of EUR 166, 207 and 124 million, respectively, attributed completely to the group.
Annual report 2024    655

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2024, 2023 and 2022 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.
17. Intangible assets – Goodwill
The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

EUR million
	2024	2023	2022
Banco Santander (Brasil)	3,079	3,679	3,503
SAM Investment Holdings Limited	1,444	1,444	1,444
Santander Consumer Germany	1,304	1,304	1,304
Santander Bank Polska	1,178	1,159	1,075
Santander Portugal	1,040	1,040	1,040
Santander US Auto	1,068	1,003	1,039
Santander España	998	998	998
Santander Holding USA (ex. Auto)	865	814	844
Santander UK	641	612	599
Banco Santander - Chile	482	516	548
Grupo Financiero Santander (México)	453	523	469
Ebury Partners	340	350	298
Santander Consumer Nordics	211	206	215
Other companies	335	369	365
Total Goodwill	13,438	14,017	13,741

The changes in goodwill were as follows:

EUR million
	2024	2023	2022
Balance at beginning of year	14,017	13,741	12,713
Additions (note 3)	30	56	534
Of which:
Ebury Partners	—	45	316
Santander Holding USA (ex. Auto) A	—	—	158
Impairment losses	(4)	(20)	—
Disposals or changes in scope of consolidation	—	—	—
Exchange differences and other items	(605)	240	494
Balance at end of year	13,438	14,017	13,741
A.Acquisition of Santander US Capital Markets LLC (previously Amherst Pierpont Securities LLC) (see note 3).

Grupo Santander has goodwill generated by cash-generating units located in non-euro currency countries (mainly Brazil, Poland, the United States, the United Kingdom, Chile, Mexico, Norway and Sweden) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2024 there was a decrease of EUR 605 million (an increase of EUR 240 million in 2023 and EUR 494 million in 2022), due to exchange differences and other items which, pursuant to current standards, were recognised with a change to 'Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense' (see note 29.d).
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
Annual report 2024    656

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
During 2024, the Group has recognised impairment losses of EUR 4 million of immaterial goodwill that has been recorded under the heading 'Impairment or reversal of the impairment of non-financial assets - Intangible assets' (EUR 20 million and EUR 0 million in 2023 and 2022, respectively). Goodwill is deducted from CET1 for regulatory purposes, so an impairment of goodwill has no impact on the Group's capital ratios.

Annual report 2024    657

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Following is a detail of the main assumptions taken into account in determining the recoverable amount, at 2024 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	2024
	Projected period	Discount rateA	Nominal perpetual growth rate
Santander UK	5 years	11.8%	2.5%
Santander Bank Polska	5 years	12.9%	5.0%
Santander US Auto	3 years	12.2%	3.0%
Santander Holding USA (ex. Auto)B	5 years	13.4%	3.5%
Santander Consumer Germany	5 years	9.1%	2.0%
SAM Investment Holdings, Limited	5 years	11.6%	2.5%
Santander Portugal	5 years	10.2%	2.5%
A.Post-tax discount rate.
B.Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The discount and nominal perpetual growth rates taken into account in 2023 and 2022 are presented below for comparison purposes:

	Discount rateA		Nominal perpetual growth rate
	2023	2022	2023	2022
Santander UK	11.9%	11.1%	2.5%	2.5%
Santander Bank Polska	13.2%	15.6%	5.0%	4.8%
Santander US Auto	12.8%	12.2%	3.0%	2.8%
Santander Holding USA (ex. Auto)B	13.4%	12.6%	3.5%	3.5%
Santander Consumer Germany	9.7%	9.4%	2.3%	2.3%
SAM Investment Holdings, Limited	11.6%	12.2%	2.5%	2.5%
Santander Portugal	11.2%	11.1%	2.5%	2.3%
A.Post-tax discount rate.
B.Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The variations reflected in the assumptions used in 2024 are mainly a consequence of the current macroeconomic scenario, as well as the level of inflation.
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

Annual report 2024    658

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

18. Intangible assets - Other intangible assets
The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2024, 2023, and 2022 is as follows:

EUR million
	Estimated useful life	31/12/2023	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31/12/2024
Cost		14,773	2,104	(8)		(1,169)	(439)	15,261
Brand names		40	—	—		—	(8)	32
IT developments	3-10 years	12,867	2,104	(8)		(1,169)	(472)	13,322
Other		1,866	—	—		—	41	1,907
Accumulated amortisation		(8,851)	—	6	(1,683)	1,062	231	(9,235)
Development		(8,078)	—	6	(1,546)	1,062	244	(8,312)
Other		(773)	—	—	(137)	—	(13)	(923)
Impairment losses		(68)	—	—	(227)	107	(17)	(205)
Of which addition					(227)
Of which Liberation					—
		5,854	2,104	(2)	(1,910)	—	(225)	5,821

EUR million
	Estimated useful life	31/12/2022	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31/12/2023
Cost		12,502	2,197	176		(230)	128	14,773
Brand names		33	—	8		(2)	1	40
IT developments	3-10 years	10,721	2,197	18		(196)	127	12,867
Other		1,748	—	150		(32)	—	1,866
Accumulated amortisation		(7,554)	—	5	(1,429)	209	(82)	(8,851)
Development		(6,866)	—	—	(1,294)	177	(95)	(8,078)
Other		(688)	—	5	(135)	32	13	(773)
Impairment losses		(44)	—	—	(53)	21	8	(68)
Of which addition					(53)
Of which Liberation					—
		4,904	2,197	181	(1,482)	—	54	5,854

Annual report 2024    659

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	Estimated useful life	31/12/2021	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31/12/2022
Cost		10,712	1,757	381		(511)	163	12,502
Brand names		4	—	27		—	2	33
IT developments	3-10 years	9,189	1,748	153		(497)	128	10,721
Other		1,519	9	201		(14)	33	1,748
Accumulated amortisation		(6,707)	—	—	(1,151)	412	(108)	(7,554)
Development		(6,149)	—	—	(1,024)	403	(96)	(6,866)
Other		(558)	—	—	(127)	9	(12)	(688)
Impairment losses		(134)	—	—	(75)	99	66	(44)
Of which addition					(75)
Of which Liberation					—
		3,871	1,757	381	(1,226)	—	121	4,904
In 2024, 2023 and 2022, impairment losses of EUR 227 million, EUR 53 million and EUR 75 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses are related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to transform or integrate businesses and to adapt to the various regulatory changes.
19. Other assets
The detail of 'Other assets' is as follows:

EUR million
	2024	2023	2022
Transactions in transit	469	246	83
Net pension plan assets (note 25)	677	1,001	1,345
Prepayments and accrued income	3,016	2,911	3,003
Other (note 2.m)	4,310	4,598	5,536
	8,472	8,756	9,967
Annual report 2024    660

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

20. Deposits from central banks and credit institutions
The detail, by classification, counterparty, type and currency, of Deposits from central banks and 'Deposits from credit institutions' in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
CENTRAL BANKS
Classification
Financial liabilities held for trading	13,300	7,808	5,757
Financial liabilities designated at fair value through profit or loss	1,774	1,209	1,740
Financial liabilities at amortized cost	24,882	48,782	76,952
	39,956	57,799	84,449
Type
Deposits on demand	405	117	—
Time deposits	18,488	43,853	72,320
Reverse repurchase agreements	21,063	13,829	12,129
	39,956	57,799	84,449
CREDIT INSTITUTIONS
Classification
Financial liabilities held for trading	26,284	17,862	9,796
Financial liabilities designated at fair value through profit or loss	1,625	1,735	1,958
Financial liabilities at amortized cost	90,012	81,246	68,582
	117,921	100,843	80,336
Type
Deposits on demand	6,657	5,468	6,808
Time deposits	54,716	54,402	49,221
Reverse repurchase agreements	56,273	40,689	24,245
Subordinated deposits	275	284	62
	117,921	100,843	80,336
Currency
Euro	53,779	53,921	65,133
Pound sterling	21,853	27,697	35,357
US dollar	57,992	49,447	30,924
Brazilian real	7,459	7,997	14,195
Other currencies	16,794	19,580	19,176
TOTAL	157,877	158,642	164,785
At 31 December 2024, no conditional long-term financing of the European Central Bank (TLTRO- Targeted Long-Term Refinancing Operation-) is outstanding. As of 2023 and 2022, the balance of such financing amounted to EUR 11,583 million and EUR 33,536 million, respectively, all corresponding to the TLTRO III financing program.
At 31 December 2024, the expense recognized in the consolidated income statement corresponding to TLTRO III amounts to EUR 158 million (expense of EUR 659 million and income EUR 489 million at 31 December 2023 and 2022, respectively), as a result of the conditions of the financing program.
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost.
21. Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

EUR million
	2024	2023	2022
Classification
Financial liabilities held for trading	18,984	19,837	12,226
Financial liabilities designated at fair value through profit or loss	25,407	32,052	31,143
Financial liabilities at amortized cost	1,011,545	995,280	966,353
	1,055,936	1,047,169	1,009,722
Geographical area
Spain	395,479	388,736	386,826
European Union (excluding Spain)	133,056	120,540	111,930
United Kingdom	233,192	235,698	232,364
United States	88,712	83,555	87,497
Rest of America	194,689	208,713	181,782
Rest of the world	10,808	9,927	9,323
	1,055,936	1,047,169	1,009,722
Type
Demand deposits-	677,818	661,262	710,232
Time deposits-	298,276	305,296	235,598
Deposits redeemable at notice	1,525	1,789	501
Repurchase agreements	78,317	78,822	63,391
	1,055,936	1,047,169	1,009,722
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost.
Annual report 2024    661

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

22. Marketable debt securities
a) Breakdown
The detail, by classification and type, of Marketable debt securities is as follows:

EUR million
	2024	2023	2022
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	7,554	5,371	5,427
Financial liabilities at amortized cost	317,967	303,208	274,912
	325,521	308,579	280,339
Type
Bonds and debentures outstanding	252,765	231,880	211,597
Subordinated	35,461	30,529	25,717
Notes and other securities	37,295	46,170	43,025
	325,521	308,579	280,339
The distribution of the book value of debt securities issued by contractual maturity at 31 December 2024 is shown below:

EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	1,572	1,857	3,928	2,192	25,912	35,461
Senior unsecured debt	9,586	17,494	50,084	37,748	36,994	151,906
Senior secured debt	6,389	11,337	48,824	21,616	12,693	100,859
Promissory notes and other securities	18,866	18,429	—	—	—	37,295
Debt securities issued	36,413	49,117	102,836	61,556	75,599	325,521
The distribution by contractual maturity of the notional amounts of these debt securities issued at 31 December 2024 is as follows:

EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	1,542	1,836	3,809	2,165	25,370	34,722
Senior unsecured debt	9,533	17,398	49,808	37,540	36,790	151,069
Senior secured debt	6,372	11,307	48,689	21,555	12,657	100,580
Promissory notes and other securities	18,868	18,432	—	—	—	37,300
Debt securities issued	36,315	48,973	102,306	61,260	74,817	323,671
Annual report 2024    662

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

b) Bonds and debentures outstanding
The detail, by currency of issue, of 'Bonds and debentures outstanding' is as follows:

	EUR million			2024
Currency of issue	2024	2023	2022	Outstanding issue amount in foreign currency (Million)	Annual interest rate (%)
Euro	110,973	101,657	87,295	110,973	2.78%
US dollar	79,740	70,229	75,798	82,846	4.86%
Pound sterling	23,961	20,520	15,883	19,872	4.18%
Brazilian real	18,683	21,861	18,024	120,084	12.24%
Chilean peso	4,579	4,921	4,653	4,728,094	3.38%
Other currencies	14,829	12,692	9,944
Balance at end of year	252,765	231,880	211,597

Annual report 2024    663

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The changes in 'Bonds and debentures outstanding' were as follows:

EUR million
	2024	2023	2022
Balance at beginning of year	231,880	211,597	194,362
Net inclusion of entities in the Group	(1,224)	(1,467)	—
Of which:
SPIRE SA Compartment 2023-374	(1,224)	—	—
Auto ABS UK Loans PLC	—	(841)	—
PSA Bank Deutschland GmbH	—	(626)	—
Issues	77,921	68,568	66,033
Of which:
Banco Santander, S.A.	20,559	19,706	19,243
Santander UK Group Holdings plc	9,884	6,002	10,178
Santander Consumer USA Holdings Inc.	8,949	7,309	13,315
Banco Santander (Brasil) S.A.	8,039	12,781	11,233
Santander Bank, National Association	4,133	1,346	1,222
Santander Holdings USA, Inc.	3,004	1,850	2,315
Santander International Products, Plc.	2,752	1,054	599
Santander Consumer Finance, S.A.	2,271	2,557	1,293
Stellantis Financial Services Italia S.p.A.	2,021	761	—
SC Germany S.A., Compartment Consumer 2024-1	1,500	—	—
Santander Consumo 6, F.T.	1,230	—	—
Santander Consumo 7, F.T.	1,218	—	—
Banco Santander - Chile	1,171	814	1,486
Banco Santander Totta, S.A.	1,129	1,734	113
Santander Bank Polska S.A.	1,002	1,102	—
Santander Consumer Bank S.p.A.	1,001	1,460	—
SC Germany S.A., Compartment Consumer 2024-2	1,000	—	—
Banque Stellantis France	897	1,145	60
Santander Consumer Bank AG	180	1,256	—
Redemptions and repurchases	(57,676)	(48,825)	(49,903)
Of which:
Banco Santander, S.A.	(15,888)	(7,889)	(9,297)
Santander Consumer USA Holdings Inc.	(10,806)	(14,466)	(15,252)
Santander Group UK	(7,764)	(6,185)	(5,267)
Banco Santander (Brasil) S.A.	(6,919)	(10,542)	(2,721)
Santander Consumer Finance, S.A.	(2,900)	(1,800)	(3,357)
Banco Santander - Chile	(1,486)	(575)	(1,452)
Santander Bank, National Association	(1,440)	(567)	(287)
Santander Holdings USA, Inc.	(1,387)	—	(3,153)
Banco Santander Totta, S.A.	(1,055)	(108)	(62)
Banque Stellantis France	(565)	(813)	(1,165)
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(122)	(140)	(1,316)
Exchange differences and other movements	1,864	2,007	1,105
Balance at year-end	252,765	231,880	211,597
Annual report 2024    664

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

c) Notes and other securities
The notes of the Group (see Note 22.a) were issued basically by Santander Consumer Finance, S.A., Santander UK plc, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A., Santander Consumer Bank AG, Banque Stellantis France, Banco Santander - Chile and Banco Santander S.A. - Uruguay.
d) Guarantees
Set forth below is information on the liabilities secured by assets:

EUR million
	2024	2023	2022
Asset-backed securities	49,723	37,717	40,138
Of which, mortgage-backed securities	4,377	3,019	1,549
Other mortgage securities	50,141	49,478	43,650
Of which: mortgage-backed bonds	22,631	24,619	22,049
Covered bonds (non mortgage and export financing)	995	764	352
	100,859	87,959	84,140
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
Grupo Santander has a balance corresponding to mortgage bonds at 31 December 2024 of EUR 22,631 million (all of them issued in euros), which correspond to issues of Banco Santander, S.A. (with an outstanding face value of EUR 22,368 million).
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

Annual report 2024    665

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

23. Subordinated liabilities
a) Breakdown
The detail, by currency of issue, of Subordinated liabilities, deposits and marketable debt securities, in the consolidated balance sheets is as follows:

	EUR million			2024
	2024	2023	2022	Outstanding issue amount in foreign currency (million)	Annual interest rate (%)
Currency of issue
Euro	14,999	13,684	12,940	14,999	4.11%
US dollar	13,425	11,300	8,438	13,948	6.27%
Pound sterling	1,409	1,353	1,358	1,169	4.30%
Brazilian real	3,600	2,518	1,127	23,139	14.01%
Other currencies	2,380	2,057	2,063
Balance at end of year	35,813	30,912	25,926
Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end.
b) Changes
The movement in the balance of subordinated liabilities in the last three years were as follows:

EUR million
	2024	2023	2022
Balance at beginning of year	30,912	25,926	26,196
Net inclusion of entities in the Group	—	(40)	—
IssuancesA	7,001	7,007	119
Of which:
Banco Santander, S.A.	5,625	5,610	—
Banco Santander (Brasil) S.A.	1,338	1,112	—
Banque Stellantis France	25	150	—
Banco Santander - Chile	—	—	113
Redemptions and repurchasesA	(2,572)	(1,781)	(1,040)
Of which:
Banco Santander, S.A.	(2,433)	(1,000)	(889)
Santander Bank Polska S.A.	(100)	—	—
Santander UK plc	—	(702)	(98)
Banque Stellantis France	—	(78)	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	—	(52)
Exchange differences and other movements	472	(200)	651
Balance at end of year	35,813	30,912	25,926
A.The balance relating to issuances, redemptions and repurchases (EUR 4,429 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,524 million), is included in the cash flow from financing activities.

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
The main issues of subordinated debt securities issued, broken down by company, are detailed below:
Issues by Banco Santander, S.A.
On 11 September 2024, Banco Santander, S.A., proceeded to redeem in advance the entirety of the issuance called 'First Issue of Special Subordinated Debt of Banco Pastor, S.A.', with ISIN code ES0213770011, with an original nominal amount issued of EUR 300 million and a current nominal amount of EUR 11.5 million.

Annual report 2024    666

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

On 1 August 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of USD 1,500 million (valued at EUR 1,356 million). The issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 8% annually for the first ten years, being reviewed every five years thereafter by applying a margin of 391.1 basis points over the 5-year mid-swap rate.
On 20 May 2024, Banco Santander, S.A., proceeded to partially redeem in advance the contingently convertible preferred shares with ISIN code XS1793250041, for a total nominal amount of EUR 1,312 million and which are traded on the market of the Irish Stock Exchange 'Global Exchange Market' (the 'PPCC'), leaving the amount in circulation at EUR 187.6 million.
On 20 May 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of EUR 1,500 million. The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 7% annually for the first six years, being reviewed every five years thereafter by applying a margin of 443.2 basis points over the 5-year mid-swap rate.
On 14 March 2024, Banco Santander, S.A. issued subordinated obligations for an amount of USD 1,250 million (valued at EUR 1,158 million) for a term of 10 years. The issuance was made at par and the issue coupon was set at 6.35% per year, payable bi-annually.
On 8 February 2024, Banco Santander, S.A., proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS1951093894, for a total nominal amount of USD 1,200 million (valued at EUR 1,110 million) and that were traded on the Irish Stock Exchange 'Global Exchange Market' (the 'PPCC').
On 22 January 2024, Banco Santander, S.A. issued subordinated bonds for an amount of EUR 1,250 million for a term of 10 years and 3 months. The issue was carried out at 99.74% and the issue coupon was set at 5% per year for the first 5 years and 3 months, with an amortization option in April 2029, reviewing the coupon, in case of non-amortization, at a fixed rate equivalent to a margin of 250 points plus the 5-year Euro swap rate.
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
Annual report 2024    667

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Issues Banco Santander (Brasil) S.A.
At September 2024, Brazil issued AT1 Financial Notes (PerpNC5) in its local market for an amount of BRL 7,600 million at CDI + 140% (equivalent to UST +222 bps).
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
Annual report 2024    668

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Issues by Santander Bank Polska S.A.
At 28 November 2024, Santander Bank Polska S.A proceeded to repay subordinated debt ISIN XS0531310182 for EUR 100 million. The debt was originally fully subscribed by the EBRD at 5 August 2010.
At 20 April 2018, Santander Bank Polska S.A. carried out a ten-year subordinated debenture issue with a redemption option on the fifth anniversary of the issue date in the amount of PLN 1,000 million. The issue bears floating interest at Wibor (6M) + 160 basis points payable semi-annually.
The accrued interests from the subordinated liabilities during 2024 amounted to EUR 1,397 million (EUR 1,049 million and EUR 992 million during 2023 and 2022, respectively).
In addition, interests from the PPCC and PPCA during 2023 amounted to EUR 620 million (EUR 492 million and EUR 529 million in 2023 and 2022, respectively).
24. Other financial liabilities
The detail of Other financial liabilities in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
Trade payables	1,452	1,783	1,563
Clearing houses	776	1,269	1,200
Tax collection accounts:
Public Institutions	6,156	4,986	5,796
Factoring accounts payable	226	272	262
Unsettled financial transactions	7,421	6,412	5,429
Lease liabilities (note 2.k)	2,202	2,400	2,622
Other financial liabilities	21,683	23,065	20,187
	39,916	40,187	37,059
Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.
Lease liabilities
The cash outflow of leases in 2024 was EUR 684 million (EUR 738 million and EUR 710 in 2023 and 2022, respectively).
The analysis of the maturities of lease liabilities at 31 December 2024, 2023 and 2022 is shown below:

EUR million
	2024	2023	2022
Maturity Analysis - Discounted payments
Within 1 year	526	586	707
Between 1 and 3 years	868	918	1,005
Between 3 and 5 years	405	480	454
Later than 5 years	403	416	456
Total discounted payments at the end of the year	2,202	2,400	2,622
During 2024, 2023 and 2022 there were no significant variable lease payments not included in the valuation of lease liabilities.
Annual report 2024    669

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

25. Provisions
a) Breakdown
The detail of Provisions in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
Provision for pensions and other obligations post-employments	1,731	2,225	2,392
Other long term employee benefits	915	880	950
Provisions for taxes and other legal contingencies	2,717	2,715	2,074
Contingent liabilities and commitments (note 2.o)	710	702	734
Other provisions	2,334	1,919	1,999
Provisions	8,407	8,441	8,149

b) Changes
The changes in 'Provisions' in the last three years were as follows:

EUR million
	2024
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	2,225	880	702	4,634	8,441
Incorporation of Group companies, net	—	—	—	—	—
Additions charged to income	96	368	41	3,530	4,035
Interest expense (note 39)	77	29	—	—	106
Staff costs (note 46)	35	11	—	—	46
Provisions or reversion of provisions	(16)	328	41	3,530	3,883
Addition	5	335	502	4,931	5,773
Release	(21)	(7)	(461)	(1,401)	(1,890)
Other additions arising from insurance contracts linked to pensions	(2)	—	—	—	(2)
Changes in value recognised in equity	643	—	—	—	643
Payments to pensioners and pre-retirees with a charge to internal provisions	(153)	(331)	—	—	(484)
Insurance premiums paid	—	—	—	—	—
Payments to external funds	(708)	—	—	—	(708)
Amounts used	—	—	—	(2,490)	(2,490)
Transfer, exchange differences and other changes	(370)	(2)	(33)	(623)	(1,028)
Balances at end of year	1,731	915	710	5,051	8,407
Annual report 2024    670

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2023					2022
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	2,392	950	734	4,073	8,149	3,185	1,242	733	4,423	9,583
Incorporation of Group companies, net	(4)	—	—	—	(4)	—	—	—	—	—
Additions charged to income	93	244	(24)	2,501	2,814	128	69	(27)	1,876	2,046
Interest expense (note 39)	60	34	—	—	94	73	27	—	—	100
Staff costs (note 46)	33	9	—	—	42	57	8	—	—	65
Provisions or reversion of provisions	—	201	(24)	2,501	2,678	(2)	34	(27)	1,876	1,881
Addition	3	204	392	4,013	4,612	10	105	618	3,484	4,217
Release	(3)	(3)	(416)	(1,512)	(1,934)	(12)	(71)	(645)	(1,608)	(2,336)
Other additions arising from insurance contracts linked to pensions	—	—	—	—	—	(33)	—	—	—	(33)
Changes in value recognised in equity	944	—	—	—	944	242	—	—	—	242
Payments to pensioners and pre-retirees with a charge to internal provisions	(182)	(316)	—	—	(498)	(229)	(363)	—	—	(592)
Insurance premiums paid	—	—	—	—	—	(3)	—	—	—	(3)
Payments to external funds	(750)	—	—	—	(750)	(451)	—	—	—	(451)
Amounts used	—	—	(1)	(2,087)	(2,088)	—	—	—	(2,817)	(2,817)
Transfer, exchange differences and other changes	(268)	2	(7)	147	(126)	(447)	2	28	591	174
Balances at end of year	2,225	880	702	4,634	8,441	2,392	950	734	4,073	8,149
c) Provision for pensions and other obligations post –employments and Other long term employee benefits
The detail of Provisions for pensions and similar obligations is as follows:

EUR million
	2024	2023	2022
Provisions for post-employment plans - Spanish entities	674	770	1,245
Provisions for other similar obligations - Spanish entities	852	817	895
Of which pre-retirements	839	805	884
Provisions for post-employment plans - United Kingdom	28	76	29
Provisions for post-employment plans - Other subsidiaries	1,029	1,379	1,118
Provisions for other similar obligations - Other subsidiaries	63	63	55
Provision for pensions and other obligations post -employments and Other long term employee benefits	2,646	3,105	3,342
Of which defined benefits	2,638	3,097	3,335
i. Spanish entities - Post-employment plans and other similar obligations
At 31 December 2024, 2023 and 2022, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date.
In 2022, the provisions made to cover the commitments with 446 employees covered by early retirement and incentivized dismissals plan amounted to EUR 92 million.
In 2023, the provisions made to cover the commitments with 502 employees covered by early retirements and incentivized dismissals amounted to EUR 160 million.
In 2024, the provisions made to cover the commitments with 826 employees covered by early retirements and incentivized dismissals amounted to EUR 303 million.
The expenses incurred by the Spanish companies in 2024, 2023 and 2022 in respect of contributions to defined contribution plans amounted to EUR 126 million, EUR 116 million and EUR 101 million, respectively.
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
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:
Annual report 2024    671

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	Post-employment plans			Other similar obligations
	2024	2023	2022	2024	2023	2022
Annual discount rate	3.00%	3.35%	3.80%	3.00%	3.35%	3.80%
Mortality tables	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1
Cumulative annual CPI growth	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Annual salary increase rate	1.25%A	1.25%A	1.25%A	N/A	N/A	N/A
Annual social security pension increase rate	2.12%	2.12%	2.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0%	0%	0%
A.Corresponds to the group’s defined-benefit obligations.
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) matching the durations of the commitments. From the bond portfolio considered, callable, putable and sinkable bonds, which could distort the rates, are excluded.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2024, if the discount rate used had been decreased or increased by 50 basis points (bp), there would have been an increase or decrease in the present value of the post-employment obligations of 4.18% (-50 bp) to -3.88% (+50 bp),respectively, and an increase or decrease in the present value of the long-term obligations of 1.11% (-50 bp) to -1.08% (+50 bp), respectively.

Annual report 2024    672

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2024	2023	2022	2024	2023	2022
Expected rate of return on plan assets	3.00%	3.35%	3.80%	3.00%	3.35%	3.80%
Expected rate of return on reimbursement rights	3.00%	3.35%	3.80%	N/A	N/A	N/A
The funding status of the defined benefit obligations in 2024 and the two preceding years is as follows:

EUR million
	Post-employment plans			Other similar obligations
	2024	2023	2022	2024	2023	2022
Present value of the obligations
To current employees	18	21	25	—	—	—
Vested obligations to retired employees	1,829	1,917	2,005	—	—	—
To pre-retirees employees	—	—	—	844	812	892
Long-service bonuses and other benefits	—	—	—	13	12	11
Other	52	49	46	—	—	—
	1,899	1,987	2,076	857	824	903
Less - Fair value of plan assets	1,234	1,235	861	5	7	8
Provisions - Provisions for pensions	665	752	1,215	852	817	895
Of which:
Internal provisions for pensions	593	677	1,141	852	817	895
Net pension assets	(6)	(14)	(24)	—	—	—
Insurance contracts linked to pensions (note 14)	81	93	104	—	—	—
Unrecognised net assets for pensions	(3)	(4)	(6)	—	—	—

Annual report 2024    673

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	Post-employment plans			Other similar obligations
	2024	2023	2022	2024	2023	2022
Current service cost	3	2	3	1	1	1
Interest cost (net)	28	42	48	25	30	25
Expected return on insurance contracts linked to pensions	(3)	(4)	(4)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	—	7	(67)
Past service cost	3	2	2	—	13	—
Pre-retirement cost	—	—	—	303	160	92
OtherA	(10)	(1)	(8)	(4)	(1)	—
	21	41	41	325	210	51
A.Including reduction/settlement effect
In addition, in 2024 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has decreased by EUR 21 million with respect to defined benefit obligations (decrease of EUR 10 and increase of EUR 295 million in 2023 and 2022, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	Post-employment plans			Other similar obligations
	2024	2023	2022	2024	2023	2022
Present value of the obligations at beginning of year	1,987	2,076	2,891	824	903	1,198
Incorporation of Group companies, net	—	—	—	—	—	—
Current service cost	3	2	3	1	1	1
Interest cost	71	82	78	25	30	25
Pre-retirement cost	—	—	—	303	160	92
Effect of curtailment/settlement	(10)	(1)	(8)	(4)	(1)	—
Benefits paid	(203)	(210)	(258)	(292)	(290)	(346)
Benefits paid due to settlements	(2)	—	—	—	—	—
Past service cost	3	2	2	—	13	—
Actuarial (gains)/losses	45	37	(631)	—	7	(68)
Demographic actuarial (gains)/losses	—	(2)	2	(1)	—	(5)
Financial actuarial (gains)/losses	45	39	(633)	1	7	(63)
Exchange differences and other items	5	(1)	(1)	—	1	1
Present value of the obligations at end of year	1,899	1,987	2,076	857	824	903

Annual report 2024    674

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan Assets
EUR million
	Post-employment plans			Other similar obligations
	2024	2023	2022	2024	2023	2022
Fair value of plan assets at beginning of year	1,235	861	1,217	7	8	10
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on plan assets	43	40	30	—	—	—
Gains/(losses) on settlements	—	—	—	—	—	—
Benefits paid	(124)	(89)	(78)	(2)	(2)	(2)
Contributions/(surrenders)	58	409	2	—	—	—
Actuarial gains/(losses)	27	25	(303)	—	—	(1)
Exchange differences and other items	(5)	(11)	(7)	—	1	1
Fair value of plan assets at end of year	1,234	1,235	861	5	7	8

Insurance Contracts linked to pensions
EUR million
	Post-employment plans			Other similar obligations
	2024	2023	2022	2024	2023	2022
Fair value of insurance contracts linked to pensions at beginning of year	93	104	149	—	—	—
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on insurance contracts linked to pensions	3	4	4	—	—	—
Benefits paid	(13)	(15)	(16)	—	—	—
Paid premiums	—	—	—	—	—	—
Actuarial gains/(losses)	(2)	—	(33)	—	—	—
Fair value of insurance contracts linked to pensions at end of year	81	93	104	—	—	—
In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2025 to fund its defined-benefit pension obligations.
The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.
The following table shows the estimated benefits payable at 31 December 2024 for the next ten years:

EUR million
2025	446
2026	393
2027	332
2028	277
2029	227
2030 to 2034	726

Annual report 2024    675

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

ii. United Kingdom
At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 98 million in 2024 (EUR 87 million in 2023 and EUR 77 million in 2022).
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
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2024	2023	2022
Annual discount rate	5.54%	4.63%	4.88%
Mortality tables	The S3 Middle tables weighted at 84% of the CMI_2023 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.	The S3 Middle tables weighted at 84% of the CMI_2022 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.	The S3 Middle tables weighted at 84% of the CMI_2021 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.
Cumulative annual CPI growth	3.11%	3.02%	3.11%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	3.04%	2.96%	2.98%
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2024, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 6.20% (-50 bp) and -5.60% (+50 bp), respectively. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 4.28% (+50 bp) and -4.16% (-50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.
The funding status of the defined benefit obligations in 2024 and the two preceding years is as follows:

EUR million
	2024	2023	2022
Present value of the obligations	8,898	9,451	8,982
Less-
Fair value of plan assets	9,400	10,208	10,152
Provisions - Provisions for pensions	(502)	(757)	(1,170)
Of which:
Internal provisions for pensions	28	76	29
Net assets for pensions	(530)	(833)	(1,199)
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	2024	2023	2022
Current service cost	13	14	30
Interest cost (net)	(40)	(62)	(37)
Provisions or reversal of provisions, net
Cost of services provided	—	—	—
Others	—	—	—
	(27)	(48)	(7)
In addition, in 2024 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans has decreased by EUR 475 million with respect to defined benefit obligations ( decrease of EUR 687 and of EUR 857 million in 2023 and 2022, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	2024	2023	2022
Present value of the obligations at beginning of year	9,451	8,982	15,392
Net incorporation of companies into the Group	—	(28)	—
Current service cost	13	14	30
Interest cost	438	436	283
Benefits paid	(465)	(428)	(487)
Benefits paid by settlements	—	(9)	—
Contributions made by employees	7	6	9
Past service cost	—	—	—
Actuarial (gains)/losses	(965)	281	(5,660)
Demographic actuarial (gains)/losses	(133)	(59)	(144)
Financial actuarial (gains)/losses	(832)	340	(5,516)
Exchange differences and other items	419	197	(585)
Present value of the obligations at end of year	8,898	9,451	8,982
Annual report 2024    676

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The changes in the fair value of the plan assets were as follows:

EUR million
	2024	2023	2022
Fair value of plan assets at beginning of year	10,208	10,152	17,244
Net incorporation of companies into the Group	—	(41)	—
Expected return on plan assets	478	498	320
Benefits paid	(465)	(434)	(487)
Contributions	182	225	262
Actuarial gains/(losses)	(1,440)	(406)	(6,517)
Exchange differences and other items	437	214	(670)
Fair value of plan assets at end of year	9,400	10,208	10,152
In 2025 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2024.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2024	2023	2022
Equity instruments	—	—	—
Debt instruments	66%	62%	51%
Properties	14%	12%	13%
Other	20%	26%	36%
The following table shows the estimated benefits payable at 31 December 2024 for the next ten years:

EUR million
2025	577
2026	489
2027	511
2028	535
2029	558
2030 to 2034	2,939
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At 31 December 2024, 2023 and 2022, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 133 million in 2024 (EUR 107 million at 31 December 2023 and EUR 118 million at 31 December 2022).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 10.50% and 10.58%, the CPI 3.00% and the mortality table the AT-2000, AT-2000 Basic y AT-2000 S10.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2024, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 3.96% (-50 bp) and -3.71% (+50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

Annual report 2024    677

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2024 and the two preceding years is as follows:

EUR million
	2024	Of which business in Brazil	2023	2022
Present value of the obligations	6,903	4,465	8,485	7,578
Less-
Of which: with a charge to the participants	157	157	114	107
Fair value of plan assets	6,502	4,849	7,787	7,321
Provisions - Provisions for pensions	244	(541)	584	150
Of which:
Internal provisions for pensions	1,084	211	1,434	1,166
Net assets for pensions	(141)	(53)	(154)	(122)
Unrecognised net assets for pensions	(699)	(699)	(696)	(894)
The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

EUR million
	2024	2023	2022
Current service cost	29	25	31
Interest cost (net)	93	84	64
Provisions or reversion of provisions
(Actuarial gains)/losses recognised in the year	28	23	8
Past service cost	2	1	8
Pre-retirement cost	—	—	—
Other	(10)	(3)	(3)
	142	130	108
In addition, in 2024 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has decreased by EUR 147 million with respect to defined benefit obligations (decrease of EUR 247 million and increase of EUR 320 million in 2023 and 2022, respectively).
The changes in the present value of the accrued obligations were as follows:

EUR million
	2024	2023	2022
Present value of the obligations at beginning of year	8,485	7,578	8,018
Incorporation of Group companies, net	—	(20)	—
Current service cost	29	25	31
Interest cost	579	600	546
Pre-retirement cost	—	—	—
Effect of curtailment/settlement	(10)	(2)	(3)
Benefits paid	(1,113)	(730)	(653)
Benefits paid due to settlements	(20)	(2)	(179)
Contributions made by employees	4	3	5
Past service cost	2	1	8
Actuarial (gains)/losses	(191)	697	(876)
Demographic actuarial (gains)/losses	(1)	40	5
Financial actuarial (gains)/losses	(190)	657	(881)
Exchange differences and other items	(862)	335	681
Present value of the obligations at end of year	6,903	8,485	7,578
The changes in the fair value of the plan assets were as follows:

EUR million
	2024	2023	2022
Fair value of plan assets at beginning of year	7,787	7,321	7,167
Incorporation of Group companies, net	—	(16)	—
Expected return on plan assets	551	588	570
Benefits paid	(1,022)	(644)	(766)
Contributions	477	124	198
Actuarial gains/(losses)	(304)	110	(498)
Exchange differences and other items	(987)	304	650
Fair value of plan assets at end of year	6,502	7,787	7,321
In 2025 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2024.
Annual report 2024    678

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The main categories of plan assets as a percentage of total plan assets are as follows:

	2024	2023	2022
Equity instruments	13%	11%	11%
Debt instruments	79%	83%	83%
Properties	1%	1%	1%
Other	7%	5%	5%
The following table shows the estimated benefits payable at 31 December 2024 for the next ten years:

EUR million
2025	614
2026	604
2027	594
2028	600
2029	611
2030 to 2034	3,067
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
The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

EUR million
	2024	2023	2022
Recognised by Spanish companies	1,924	1,921	1,768
Recognised by other EU companies	694	433	328
Recognised by other companies	2,433	2,280	1,977
Of which:
Brazil	1,445	1,618	1,243
United Kingdom A	654	373	345
	5,051	4,634	4,073
A.Of which GBP 293 million (EUR 353.3 million) correspond to the Financial Conduct Authority (FCA) review of the Vehicle Finance Market as detailed in note 25.e.ii.
Set forth below is the detail, by type of provision, of the balance at 31 December 2024, 2023 and 2022 of Provisions for taxes and other legal contingencies and Other provisions.
The types of provision were determined by grouping together items of a similar nature:

EUR million
	2024	2023	2022
Provisions for taxes	727	745	679
Provisions for employment-related proceedings (Brazil)	458	611	301
Provisions for other legal proceedings	1,532	1,359	1,094
Provision for customer remediation	1,001	454	349
Provision for restructuring	589	596	641
Other	744	869	1,009
	5,051	4,634	4,073
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
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, the CHF mortgage portfolio of Poland, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U in Spain. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.
Qualitative information on the main litigation is provided in Note 25 e to the consolidated financial statements.
Annual report 2024    679

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Regarding their variations in fiscal year 2024, in provisions for labor processes and others of a legal nature, EUR 404 million and EUR 327 million were recorded in Brazil in 2024, making payments of EUR 463 million and EUR 205 million, respectively.
e) Litigation and other matters
i. Tax-related litigation
At 31 December 2024 the main tax-related proceedings concerning the Group were as follows:
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

•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involves several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.

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
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, they filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
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
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.
Annual report 2024    680

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May and October 2024, the appeal related to period 2009 to 2012 was finally rejected by the CARF and the resolution was appealed at the Federal Justice. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices issued by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In 2024, the CARF issued a favourable partial decision on both infraction notices. In December 2024, the tax authorities issued a new infringement notice for 2019 and 2020. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 711 million, and for lawsuits that qualify as contingent liabilities is EUR 4,740 million.
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
ii. Non-tax-related proceedings
At 31 December 2024 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities (GE Capital), known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) have brought a claim for GBP 552 million (EUR 665.6 million) (plus interest) against (i) Santander Cards UK Limited (former GE Capital entity known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander SA subsidiary) (together the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL. . Axa France reduced their claim from GBP 670 million (EUR 807.9 million) to GBP 552 million (EUR 665.6 million) (plus interest) in their Re-Re-Amended Particulars of Claim dated 29 June 2023. The Santander Entities strongly refute the claim. Trial has been fixed for six weeks, beginning on 3 March 2025.

There are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The provision recognized includes the best estimate of the Santander Entities' liability to the specific portfolio.

Annual report 2024    681

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024 the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review) and paused the handling of these complaints originally until September 2024. The FCA announced in July 2024 that it expected to share the outcome of its Review by May 2025 and that the pause in respect of handling of these complaints was extended to 4 December 2025. In December 2024, the FCA announced the expansion of this pause on DCA complaints handling to other motor finance commission complaints received on or after 26 October 2024, also until 4 December 2025. A claim has also been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. This is currently paused until the end of July 2025 connected to the outcome of the FCA Review.
In a judicial proceeding brought against other financial entities, on 25 October 2024, the Court of Appeal issued a judgment establishing certain criteria which, after the corresponding assessment by SCUK, has led it to recognise a provision of GBP 293 million (EUR 353.3 million) as of December 2024, although the referred judgment has been appealed before the Supreme Court. This includes estimates for operational and legal costs (including litigation costs) reached after considering various scenarios which take into account the differences and similarities between the cases in the referred judgment and SCUK’s situation, as well as the outcome of the Supreme Court appeal, the scope, nature and timeframe of any redress scheme, applicable time periods, claims, rates and compensatory interest rates.

The outcome of the FCA’s Review and/or adverse outcomes from litigation could result in material costs. The outcome of the FCA’s Review may be informed by the judgment of the Court of Appeal handed down on 25 October 2024 in relation to cases against other lenders involving DCAs, as well as the anticipated judgment of the Supreme Court on appeal (noting that permission for leave to appeal to the Supreme Court has been granted relating to these cases, with the hearing listed for 1 to 3 April 2025). The FCA’s Review might also be informed by the outcome of a judicial review of a final decision by the Financial Ombudsman Service (FOS) against another lender that was heard in October 2024. Judgment in this case was handed down in December 2024 and permission for leave to appeal to the Court of Appeal has been granted.

These matters, mean that there are currently significant uncertainties as to the extent of any misconduct, if any, as well as the perimeter of commission models, nature, extent and timing of any remediation action if required. As such, the ultimate financial impact could be materially different than the amount provided and it is not practicable to quantify the extent of any remaining contingent liability.
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
Since the judgments adopted different positions for each case, a procedure called Incident for the Resolution of Repetitive Demands (IRDR) was commenced before the Regional Labor Court (TRT) with the purpose of establishing objective criteria regarding the arguments brought by the Bank, mainly the statute of limitations and limitation of payments until December 2006 (Plan V).On 11 March 2024, the IRDR was admitted for future judgment, and it was determined that all cases filed in São Paulo - Capital remained suspended from its second instance (TRT).
Finally, due to the divergence between the interpretation of the Federal Constitution, an Action for Allegation of Non-Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) settles the issue and indicates the correct statute of limitations to be used in the individual cases filed.
Annual report 2024    682

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

On 27 June 2024, an agreement was signed with the indication of a nominal and exhaustive list of 7,299 retirees who, according to the criteria presented by the Bank, are entitled to payment of the amounts related to semi-annual bonuses. The maximum value of the agreement was of BRL 2,742.15 million (EUR 420.1 million); though it ultimately depended on the individual and voluntary adherence of each beneficiary (the Agreement). At the end of the voluntary adherence period in August 2024 6,501 people had adhered to the agreement (89% of the total), out of which 6,500 agreements were finally approved at the deadline for judicial approvals set on 15 October 2024, totaling BRL 2,440.51 million (~EUR 379.6 million). The bank has made the necessary contributions to the fund Banesprev to comply with the payments derived from the Agreement. As to the beneficiaries who have not adhered to the Agreement, as of the date of these annual consolidated accounts, there are ongoing factual and legal issues that make it impossible to reliably predict the potential impact.
•'Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits (economic plans). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have proved the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the agreement actions related to the 'Collor I Plan'. On 31 December 2024, the provision recorded for the economic plan proceedings amounts to EUR 167.0 million.
•Floor clauses: as a consequence of the acquisition of Banco Popular Español, S.A.U. (Banco Popular), the Group has been exposed to a material number of transactions with floor clauses. The so-called floor clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular included floor clauses in certain asset-side transactions with customers. In relation to this type of clauses, and after several rulings issued by the Court of Justice of the European Union (CJEU) and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 20 January, Banco Popular made provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. On 31 December 2024, after having processed most of the customer requests, the potential residual loss associated with ongoing court proceedings is estimated at EUR 51.29 million, amount which is fully covered by provisions.
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
In relation to these appeals, on the one hand, the General Court of the European Union (GCUE) selected 5 appeals from among all those filed before the European courts by various investors against the European institutions and processed them as pilot cases. On 1 June 2022, the GCUE rendered five judgements in which it completely dismissed the appeals, (i) supporting the legality of the resolution framework applied to Banco Popular, (ii) confirming the legality of the action of the European institutions in the resolution of Banco Popular and (iii) rejecting, in particular, all the allegations that there were irregularities in the sale process of Banco Popular to Banco Santander, S.A. Although four of these five judgments were initially appealed in cassation before the CJEU, in July 2023 one of the appellants withdrew his appeal. In June 2024, the CJEU upheld the appeal in case C-551/22-P brought by the Commission, in the sense of attributing to the later the responsibility of the contested decision. On 4 October 2024 the CJEU dismissed the appeals in cases C-535/22-P, C-541/22-P and subsequently, on 14 October the appeal in case C-448/22-P. Therefore, all appeals before the CJEU have already been resolved.
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
Annual report 2024    683

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Regarding this judgment, the Supreme Court submitted three preliminary rulings about the application of the judgment of 5 May 2022 to other capital instruments such as subordinated obligations, preferred stocks and subordinated bonds. On 5 September 2024, the CJEU ruled that Directive 2014/59 precludes, after the total write down of the shares in a credit institution under resolution, that persons who have purchased (i) capital instruments that have been converted into shares in that credit institution before the adoption of resolution measures against it, or (ii) capital instruments which, in the context of that procedure, have been converted into shares in that credit institution, which were subsequently transferred to another credit institution, from bringing, against that institution or against its successor entity, an action for damages on the basis of flawed and incorrect information provided in the prospectus or a declaration of nullity. Currently, there are five preliminary rulings pending: (i) three preliminary rulings referred by the First Instance Court 3 of Santa Coloma de Farners in April 2023 concerning pre-emptive subscription rights and the compatibility of the principles of proportionality and legal certainty with the bringing of legal actions by former holders of pre-emptive subscription rights and shares against the entity issuing the securities or against the entity succeeding it, which is currently suspended; and (ii) two preliminary rulings referred by the Supreme Court in November 2023, which complement the ones requested in December 2022, regarding to a holder of subordinated bonds who filed a claim against Banco Popular before the resolution.
On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. This ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; and (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed. The accusing parties, including the Public Prosecutor's Office, filed their indictment briefs on 28 October 2024, which included requests for compensation for civil liability and the request that not only the defendants but also several entities are held liable for such compensation, including Banco Santander, S.A., the auditing firm and several insurance companies. Following the filing of the indictment briefs, on 22 November 2024, the Court (Investigating Judge) issued an order for the opening of the oral trial against the defendants and civil liability parties, including Banco Santander, S.A. as a possible civil liable party. However, in line with what was determined by the Spanish National Court and confirmed by the Supreme Court concerning the hypothetical succession of Banco Popular by Banco Santander, S.A., the oral trial has not been opened against the Bank as possible direct civil liable party.
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65 million. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial.
The defendants and potential civil liable parties were granted until 4 February 2025 to file their defense writs. After that, the proceedings will be forwarded to the Criminal Chamber of the National Court for the oral trial. Regarding the civil liability, notwithstanding that the Bank considers that in light of the CJEU’s rulings dated 5 May 2022 and 5 September 2024 it has no subsidiary civil liability the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action (vid. note 34 of these consolidated annual accounts).The CJEU judgements of 5 May 2022 and of 5 September 2024 referred above, represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties, and/or disgorgement of proceeds) cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
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

Annual report 2024    684

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
•Universalpay Entidad de Pago, S.L. (Upay): has filed a lawsuit against Banco Santander, S.A. for breach of the marketing alliance agreement (MAA) and claims payment (EUR 1,050 million). The MAA was originally entered into by Banco Popular and its purpose is the rendering of acquiring services (point of sale payment terminals) for businesses in the Spanish market. The lawsuit was mainly based on the potential breach of clause 6 of the MAA, which established certain obligations of exclusivity, non-competition and customer referral. On 16 December 2022, the Court ruled in favour of the Bank and dismissed the plaintiff's claim in its entirety. The decision was appealed before the Provincial Court of Madrid and the Bank filed its opposition to Upay's appeal. On 4 October 2024 the Court of Appeal issued an order scheduling the date for the vote and decision of the appeal on 14 November 2024. On 20 December 2024, the parties reached an agreement by which the MAA and ancillary agreements, which duration would have elapsed in over five years’ time, were terminated and, as a result, they have made an application to the Court to terminate the proceedings. The agreement will not have a material impact in the consolidated annual accounts.

•CHF Polish Mortgage Loans: on 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland regarding the consequences of potentially unfair contractual clauses in CHF-indexed loan agreements. The CJEU left it up to national courts to decide in this regard, indicating that it is possible to invalidate a contract if it cannot be maintained without abusive terms and there are no explicit supplementary provisions that can replace these terms.
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
On 25 April 2024, the Civil Chamber of the Supreme Court rendered a decision according to which: (i) in the event that a provision of an indexed or denominated loan agreement relating to the manner of determining the exchange rate of a foreign currency constitutes an abusive contractual term and is not binding, based on the current case law, it is not possible for this provision to be replaced by any other method of determining exchange rates under the law or prevailing practices; (ii) in the event that it is not possible to determine a foreign currency exchange rate binding for the parties in an indexed or denominated credit agreement, the agreement is not binding. Further, referring to the issues related to the cancellation of a credit agreement, the Supreme Court pointed out that: (i) if the bank has paid all or part of the credit amount to the borrower and the borrower has made repayments of the credit, independent claims for the repayment of the undue payment arise in favour of each party (the so-called two condition theory); (ii) the limitation period of the bank's claim for reimbursement of amounts paid under the credit begins from the day following the day on which the borrower challenged the bindingness of the terms of the agreement; (iii) there is no legal basis for either party to claim interest or other benefits for the use of its funds during the period between the undue payment and the date when the repayment became due. The criteria set out by the Supreme Court in its decision could clarify the previous decisions described above. Nine judges of the Supreme Court declined to participate in the resolution raising questions of a constitutional nature and six judges submitted dissenting opinions mainly on issues related to the maintenance of the agreement after the elimination of abusive clauses.
Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice, including the impact of the aforementioned Supreme Court resolution on this case law. The Bank is reaching settlements with customers who have taken legal action as well as with those who have not yet decided to file a lawsuit. The settlement scenario is reflected in the model used to calculate provisions for legal risks.
Annual report 2024    685

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

As of 31 December 2024, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintained a portfolio of loans affected by the legal risk connected with CHF mortgage for an approximate gross amount of PLN 5,173.7 million (EUR 1,210.1 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the accounting methodology was adapted so that the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded.
As of 31 December 2024, the total value of adjustment to gross carrying amount in accordance with IFRS9 as well as provisions recorded under IAS37, amount to PLN 6,592.0 million (EUR 1,541.9 million). PLN 4,676.8 million (EUR 1,093.1 million) corresponds to adjustment to gross carrying amount under IFRS 9 and PLN 1,915.3 million (EUR 448.0 million) to provisions recognized in accordance with IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 in 2024 amounted to PLN 1,268.9 million (EUR 294.8 million) and the additional provisions under IAS37 amounted to PLN 1,248.8 million (EUR 290.1 million). Other costs related to the dispute amounted to PLN 536.9 million (EUR 124.7 million).
These provisions represent the best estimate as at 31 December 2024. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess appropriateness of those provisions.
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
On 29 June 2022, Santander México, within the framework of the amparo review filed by the Bank, requested the First Collegiate Court in Civil Matters of the Fourth Circuit of Nuevo León the recusal of two of the three Magistrates who rendered against Santander Mexico, which was resolved in favour of Santander Mexico. Plaintiffs requested the recusal of the third Magistrate who ruled with a dissenting vote against the recurso de amparo referred above and this was resolved in favour of Plaintiffs, and consequently the matter was referred to the Second Collegiate Court of the Fourth Circuit based in Nuevo León. The President of this Court considered that the Seventh Civil Chamber of the Superior Court of Justice of Nuevo León had fulfilled the Amparo granted to Mrs. Garza, therefore the Bank presented disconformity 'inconformidad', which was sent for resolution by the Second Collegiate Court of the Fourth Circuit based in Nuevo León. However, on 22 April 2024, the Bank asked the Supreme Court of Justice of the Nation to take up the matter. This has been accepted and consequently, the Supreme Court of Justice will resolve the matter. In addition, the Bank presented a Recurso de Reclamación for procedural defects, which is pending to be resolved by the Supreme Court of Justice of the Nation.
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
•URO Property Holdings, S.A. (before URO Property Holdings, SOCIMI SA): on 16 February 2022, legal proceedings were commenced in the Commercial Court of London against Uro Property Holdings S.A. (Uro), a subsidiary of Banco Santander, S.A., by BNP Paribas Trust Corporation UK Limited (BNP) in its capacity as trustee on behalf of certain bondholders and beneficiaries of security rights. The litigation concerns certain terms of a financing granted to Uro which was supported by a bond issue in 2015. The claimant seeks a declaration by the Court and a monetary award against Uro, in connection with an additional premium above the nominal value of the financing repayment because of Uro having lost its status as SOCIMI (Sociedad Anónima Cotizada de Inversión Inmobiliaria), such loss causing the prepayment of the bond issue and, in the opinion of the claimant BNP, also the obligation to pay the additional premium by Uro. Uro denies being liable to pay that additional premium and filed its defense statement and a counterclaim against the claimant. Furthermore, Uro filed a summary judgement application for BNP's claim to be dismissed before trial. The dismissal of this application by the Commercial Court was confirmed by the Appeal Court. It is estimated that the maximum loss associated with this possible contingency, amounts to approximately EUR 250 million. In November 2024, Uro reached an agreement with bondholders and beneficiaries of security rights, which determine termination of the proceedings. The agreement does not have a material impact in the consolidated annual accounts.
Annual report 2024    686

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

•Mortgage Expenses: In December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
In September 2020, the Barcelona Court of Appeal, rendered a decision stating that the commencement (dies a quo) for the statute of limitation starts running from the day the consumer fully paid mortgage expenses. The judgment has been appealed to the Supreme Court, which referred a preliminary matter to the ECJ for the establishment of the dies a quo from which the limitation period for the refund action starts running (C-561/21).
On 25 January 2024 the ECJ rendered a judgment (joint cases C‑810/21 and C‑813/21) stating that Directive 93/13 must be fixed on a case-by-case basis by national courts based on the moment when the consumer was aware of the unfair nature of the clause and the legal consequences of such unfair nature.
Further, on 25 April 2024, two additional judgments were rendered (cases C-561/21 and C-484/21) in which the ECJ stated that the dies a quo of the statute of limitations for the annulment of the mortgage expenses shall be fixed on the moment when the consumer has an effective knowledge of the abusive nature of the clause and its effects and that this date must not be fixed (a) on the date of payment of such expense nor of the execution of the agreement; (b) when the Supreme Court has handed down judgments stating the abusive nature of a clause similar to the one included in the consumer contract; nor (c) when the ECJ has handed down judgments confirming that the statute of limitations for the annulment of contractual provisions is valid subject to its compliance with the principles of equivalence and effectiveness.
The Supreme Court has confirmed this criterion in its 14 June 2024 judgment, establishing that the public dissemination of case-law declaring the abusive nature of a clause does not necessarily give rise to the limitation period of the reimbursement action derived from similar clauses. However, the 4 July 2024 judgment, rendered in the case C-450/22, the ECJ has established that it cannot be excluded a priori that, as a consequence of the occurrence of an objective event or of a notorious event, such as the amendment of the applicable legislation or a widely disseminated and debated development of jurisprudence, the court considers that the average consumer's overall perception of the floor clause has changed during the reference period and has enabled him to become aware of the potentially significant economic consequences arising from such clause. A further preliminary question concerning the statute of limitations of the annulment of mortgage expenses has been raised before the ECJ by the First Instance Court No 8 of La Coruña. In December in 2024, the Supreme Court handed down two additional judgments regarding statute of limitations, in which it determines that the date to be considered for the purposes of the application of Directive 93/1994 and, consequently, the statute of limitations detailed in its previous judgments, is 31 December 1994 (i.e. the date when the deadline for its transposition ended). This is based on the principle of interpretation in accordance with directives not transposed (applicable once their transposition period has expired). The recorded provision includes the best estimate of Group’s liability for this matter.
Banco Santander and the other Group companies are subject to claims and, therefore, are party to certain judicial and administrative proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 31 December 2024, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Disputes in which provisions have been registered but are not disclosed is justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.

Annual report 2024    687

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

26. Other liabilities
The detail of Other liabilities in the consolidated balance sheets is as follows:

EUR million
	2024	2023	2022
Transactions in transit	910	767	457
Accrued expenses and deferred income	9,003	9,136	8,445
Other	6,431	7,695	5,707
	16,344	17,598	14,609
27. Tax matters
a) Consolidated Tax Group
In accordance with current Spanish legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the parent) and Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).
The other Group companies file income tax returns in accordance with the tax regulations applicable to them.
b) Years open for review by the tax authorities
In January 2024, the Spanish tax authorities formalized acts with agreement, conformity and non-conformity, relating to corporate income tax for financial years 2017 to 2019. The adjustments signed in conformity and with agreement had no impact on results.
In June 2024, the tax authorities notified the final assessments derived from the adjustments in non-conformity, which have been appealed at the Central Economic Administrative Court. Banco Santander, S.A., as the parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the assessments should not have a significant impact on the consolidated financial statements, as there are sound arguments as proof in the appeals filed, as well as in the appeals against previous tax audits that are pending at the National Appellate Court (tax years 2003 to 2011) and at the Central Economic Administrative Court (tax years 2012 to 2015). Consequently, no provision has been recorded for this concept. It should also be noted that, in those cases where it has been considered appropriate, the mechanisms available to avoid international double taxation have been used.
In April 2024, the Spanish tax authorities have initiated partial tax audits to verify corporate income tax for the year 2020, as well as value added tax (VAT) for years 2020 to 2022.

At the date of approval of these consolidated annual accounts, subsequent years up to and including 2024, are subject to review.
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

c) Reconciliation
The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

EUR million
	2024	2023	2022
Consolidated profit (loss) before tax:
From continuing operations	19,027	16,459	15,250
From discontinued operations	—	—	—
	19,027	16,459	15,250
Income tax at tax rate applicable in Spain (30%)	5,708	4,938	4,575
By the effect of application of the various tax rates applicable in each countryA	115	(100)	61
Of which:
Brazil	413	198	472
United Kingdom	(53)	(51)	(161)
United States	(25)	(28)	(99)
Chile	(33)	(28)	(30)
Poland	(183)	(164)	(101)
Effect of profit or loss of associates and joint ventures	(213)	(184)	(210)
USA electric vehicle leasing incentives	(258)	(259)	—
Global minimum tax Pillar Two	14	—	—
Effect of reassessment of deferred taxes	68	—	—
Permanent differences and other	(151)	(119)	60
Income tax	5,283	4,276	4,486
Effective tax rate	27.77%	25.98%	29.42%
Of which:
Continuing operations	5,283	4,276	4,486
Of which:
Current taxes	4,855	5,568	4,272
Deferred taxes	428	(1,292)	214
Income tax (receipts)/payments	5,880	5,214	5,498
A.Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

Annual report 2024    688

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

d) Tax recognised in equity
In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2024, 2023 and 2022:

EUR million
	2024	2023	2022
Other comprehensive income
Items not reclassified to profit or loss	85	358	49
Actuarial gains or (-) losses on defined benefit pension plans	172	302	96
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(4)	20	(19)
Financial liabilities at fair value with changes in results attributable to changes in credit risk	(83)	36	(26)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—	(2)
Items that may be reclassified to profit or loss	54	(919)	1,522
Cash flow hedges	(205)	(732)	912
Changes in the fair value of debt instruments through other comprehensive income	261	(214)	661
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	(2)	27	(51)
Total	139	(561)	1,571
e) Deferred taxes
'Tax assets' in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. 'Tax liabilities' includes the liability for the Group’s various deferred tax liabilities.
In accordance with EU Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), and subsequently amended by EU Regulation 2019/876 of the European Parliament and of the Council, those deferred tax assets that do not rely on future profitability arising from temporary differences (referred to hereinafter as 'monetizable deferred tax assets’), meeting certain conditions, should not be deducted from regulatory capital and should not be risk-weighted at 250% according to the thresholds set out in Article 48 of the said Regulation, but shall apply a risk weight of 100% under Article 39.
Annual report 2024    689

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at 31 December 2024, 2023 and 2022 is as follows:

EUR million
	2024		2023		2022
	MonetizableA	Other	MonetizableA	Other	MonetizableA	Other
Tax assets	10,309	8,861	11,099	9,668	10,660	10,127
Tax losses and tax credits	—	2,367	—	2,393	—	1,778
Temporary differences	10,309	6,494	11,099	7,275	10,660	8,349
Of which:
Non-deductible provisions	—	1,784	—	1,965	—	2,182
Valuation of financial instruments	—	1,486	—	1,543	—	1,535
Loan losses	7,880	1,103	8,248	1,577	7,696	1,232
Pensions	2,429	423	2,851	665	2,964	560
Valuation of tangible and intangible assets	—	885	—	1,060	—	1,270

Tax liabilities	—	6,276	—	6,086	—	6,428
Temporary differences	—	6,276	—	6,086	—	6,428
Of which:
Valuation of financial instruments	—	2,412	—	2,059	—	1,792
Valuation of tangible and intangible assets	—	2,797	—	2,594	—	3,169
Investments in Group companies	—	403	—	378	—	359
A.In 2023, the Spanish Economic Administrative Court ruled that in 2017 the requirements for the conversion of part of the monetizable assets of Popular Group into a credit against the Tax Administration were met, allowing the conversion to 995 million euros. Banco Santander was refunded without impact on results. The favorable Economic Administrative Court decision was declared harmful to the public interests and challenged at the National Appellate Court by the Tax Administration. The estimation of this appeal, which is pending at the National Appellate Court, would imply that Grupo Santander should repay the amount refunded and would, once again, credit these monetizable assets with no impact on results except for late payment interests. However, it is considered that there are strong defense arguments in relation to this appeal.

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
Annual report 2024    690

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
In relation to Spain, the sensitivity analysis has consisted of making reasonable changes to the key assumptions, including adjusting 50 basis points for growth (gross domestic product) and adjusting 50 basis points for inflation.
Relevant information is set forth below for the main countries which have recognised deferred tax assets:
Spain
The deferred tax assets recognised at the Consolidated Tax Group total EUR 7,338 million, of which EUR 5,246 million were for monetizable temporary differences with the right to conversion into a credit against the tax administration as explained before, EUR 1,411 million for other temporary differences and EUR 681 million for tax losses and credits.
Brazil
The deferred tax assets recognised in Brazil total EUR 7,198 million, of which EUR 4,979 million were for monetizable temporary differences, EUR 1,363 million for other temporary differences and EUR 856 million for tax losses and credits.
Mexico
The deferred tax assets recognized in Mexico total EUR 1,262 million, which are temporary differences.
United States
The deferred tax assets recognised in the United States total EUR 1,173 million, of which EUR 387 million were for temporary differences and EUR 786 million for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits in the different jurisdictions could be recovered in a maximum period of 15 years.

Annual report 2024    691

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

EUR million
	Balances at 31 December 2023	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balances at 31 December 2024
Deferred tax assets	20,767	119	(1,670)	(41)	(5)	19,170
Tax losses and tax credits	2,393	114	(139)	—	(1)	2,367
Temporary differences	18,374	5	(1,531)	(41)	(4)	16,803
Of which monetizable	11,099	147	(937)	—	—	10,309
Deferred tax liabilities	(6,086)	(547)	142	215	—	(6,276)
Temporary differences	(6,086)	(547)	142	215	—	(6,276)
	14,681	(428)	(1,528)	174	(5)	12,894

EUR million
	Balance at 31 December 2022	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2023
Deferred tax assets	20,787	629	(130)	(422)	(97)	20,767
Tax losses and tax credits	1,778	392	224	—	(1)	2,393
Temporary differences	19,009	237	(354)	(422)	(96)	18,374
Of which monetizable	10,660	1,232	(787)	—	(6)	11,099
Deferred tax liabilities	(6,428)	663	3	(338)	14	(6,086)
Temporary differences	(6,428)	663	3	(338)	14	(6,086)
	14,359	1,292	(127)	(760)	(83)	14,681

EUR million
	Balances at 31 December 2021	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2022
Deferred tax assets	19,440	273	376	697	1	20,787
Tax losses and tax credits	1,250	211	317	—	—	1,778
Temporary differences	18,190	62	59	697	1	19,009
Of which monetizable	10,473	507	(320)	—	—	10,660
Deferred tax liabilities	(6,462)	(487)	(149)	684	(14)	(6,428)
Temporary differences	(6,462)	(487)	(149)	684	(14)	(6,428)
	12,978	(214)	227	1,381	(13)	14,359
Also, the Group did not recognise deferred tax assets amounting to approximately EUR 11,200 million of which EUR 6,660 million relate to tax losses, EUR 3,500 million to tax credits, and EUR 1,040 million to other concepts.

Annual report 2024    692

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

f) Global Minimum Tax Pillar Two
In December 2021, the OECD's Inclusive Framework on base erosion and profit shifting (BEPS) approved the model rules of the Global Minimum Tax, known as Pillar Two. Pillar Two applies to multinational groups with a turnover of more than EUR 750 million and entails a minimum tax of 15% calculated on adjusted accounting profit on a jurisdiction-by-jurisdiction basis. The OECD has completed these rules by approving administrative guidances and a report on Safe Harbors in order to simplify their application during the first three years.
In the European Union, in December 2022, the Council adopted Directive 2022/2523 ensuring an overall minimum level of taxation for multinational groups and large domestic groups in the EU, entering into force on 1 January 2024. The Directive implements at EU level the Pillar Two rules of the OECD's Inclusive Framework, extending its application to large national groups.
In Spain, Law 7/2024 was approved on 20 December 2024, establishing a complementary tax to ensure an overall minimum level of taxation for multinational groups and large domestic groups with effects from 1 January 2024. This law transposes Council Directive 2022/2523 and establishes a national complementary tax adapted to Pillar Two Rules. In other jurisdictions, the new global minimum tax is in force in the United Kingdom, Switzerland, the Bahamas and most of the EU member states, and in 2025 will enter into force in other jurisdictions where the Group is present, such as Poland, Brazil, Hong Kong, Singapore, Jersey or the Isle of Man.
The Group is within the scope of this new regulation. Pilar Two rules require the calculation of the effective tax rate resulting from the income tax expense and the accounting result, both with some adjustments, in each jurisdiction where the Group is present. If in a jurisdiction this rate is under 15%, Banco Santander, as the ultimate parent entity, must pay the difference to the Spanish tax authorities as a Top-up Tax, unless there is a Domestic Top-up Tax payable to the local tax authorities, according to the rules of Pillar Two in that jurisdiction (Qualified Domestic Top-up Tax).
Both Banco Santander, S.A., as the ultimate parent entity, and subsidiaries in jurisdictions with Domestic Top-up taxes in force, have estimated these additional taxes, considering the application of transitional Safe Harbors in 2024, 2025 and 2026.
These Safe Harbors entail that no Top-up Tax is due, either in the parent entity or in jurisdictions that have approved a Qualified Domestic Top-up Tax, as long as one of the following conditions is met: (i) the effective tax rate calculated from the Country-by-country reporting exceeds 15% in 2024, 16% in 2025 and 17% in 2026, (ii) the Group’s presence in a jurisdiction is not significant, considering so when income is less than EUR 10 million and profit before tax is less than EUR 1 million, or (iii) the profit before tax is lower than the result of adding fixed tangible assets and staff costs, weighted by a certain percentage that varies annually.
Top-up taxes registered by the Group are not significant, since the effective tax rates calculated under Pillar Two rules in most jurisdictions in which the Group operates are above 15%. However, the new rules require to provide a large amount of information to the tax authorities of the different jurisdictions where the Group is present, broken down by entity, which entails relevant administrative burden.
g) Tax reforms
The following significant tax reforms were approved in 2024 and previous years:
In Spain, in 2022, Law 38/2022 established a new temporary levy on credit institutions and financial credit institutions for fiscal years 2023 and 2024. The levy is calculated as 4.8% of net interest and fees earned in the business carried out in Spain in the precedent year and the payment obligation arises on the first day of each period. The recorded levy totals 224 million in 2023 and 334 million euros in 2024, although the tax authorities have reviewed the tax year 2023 and consider that an additional amount is payable due to discrepancies in the criteria applied in determining the tax base, which are being disputed by Banco Santander. Additionally, this law also established for 2023 a 50% limitation on the integration of negative individual tax bases into the consolidated group’s tax base, with a 10-year deadline for the reversal of this positive adjustment.
On 20 December 2024, Law 7/2024 was approved. This law establishes, among others, a tax on net interest and commissions obtained in the Spanish territory by certain financial institutions that will be accrued on 1 January 2025, 2026, and 2027. The tax base, with some modifications compared to the temporary levy tax base, is now calculated on an individual basis for each financial entity and the tax liability is determined according to a progressive scale of tax rates from 1% to 7%, with certain deductions. On 24 December 2024, Royal Decree-Law 9/2024 was published in the Spanish State Official Gazette modifying certain technical aspects of the tax and postponing its accrual to 31 January. This Royal Decree-Law has been repealed on 22 January 2025. No expense for this new tax has been recorded in these consolidated annual accounts in accordance with the legislation in force.
The above-mentioned Law has extended during 2024 and 2025, the 50% limitation on the integration of negative individual tax bases into the consolidated group’s tax base, with a 10-year deadline for the reversal of this positive adjustment. Besides, this law reintroduces the limits established by Royal Decree-Law 3/2016, that was annulled on 18 January 2024 by the Spanish Constitutional Court, on the offsetting of monetizable deferred tax assets and tax losses (from 70% to 25%) and double taxation deductions ( 50%) and mandatory reversal of impairment losses that were deducted in previous years in the next three years, irrespective of the recovery of the value of the investments.
In the United Kingdom, the Budget Act for 2021 increased the main corporate income tax rate from 19% to 25% with effect from 1 April 2023. In addition, and also with effect from 1 April 2023, the Bank Surcharge tax rate was reduced from 8% to 3%, so the corporate tax rate for banks is set at 28%.
In Brazil, in 2022 Law 14,446, established for this year an increase in the rate of contribution on net income (CSLL) of banks, from 20% to 21%, and for other financial institutions, from 15% to 16%. In addition, Law 14,467, with effect from 2025, amends the rules on the tax deductibility of credit provisions in financial institutions, bringing those rules closer to the accounting recognition criterion. In 2024, Law 15,078 has been published, which allows the recovery of the accumulated balance of provisions of non-deductible loans at the end of 2024 within a period of 7 years from January 2026 (with option of 10 years).
Annual report 2024    693

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

In the tax on financial operations (IOF), Decree 10,997/2022 established the reduction to 0% of the IOF applicable to foreign financing and lending transactions, and a gradual reduction in the rates applicable to foreign exchange transactions until their reduction to 0%, as from 2 January 2029.
In December 2023, Congress approved Constitutional Amendment 132/2023 on indirect taxation reform, that has been developed through PLP No. 68/2024 approved in December 2024. This reform replaces the various existing indirect taxes in Brazil, -applicable at the federal, regional and municipal levels-, with two taxes administered at federal level (contribution on goods and services and selective tax) and other administered at regional and municipal levels (tax on goods and services). The new system will be gradually implemented over a transitional period of 8 years (from 2026 to 2033).
Additionally, Law 14,973/2024 has partially extended the payroll tax until 31 December 2027, establishing an optional regime of employees social contributions applicable to certain sectors of activity, which allows calculating these social contributions as a percentage of gross income (between 1% and 4.5%, depending on sector), instead of the general regime consisting of a percentage (20%) of the payroll paid to employees.
In Argentina, since 23 December 2024, Tax for an Inclusive and Solidarity Argentina (PAIS) was eliminated, which imposed certain foreign currency purchasing operations in order to make payments abroad. Likewise, General Resolution (AFIP) No. 5,554 cancels, with effect 1 September 2024, the obligation to practice withholding for VAT and income tax on electronic payments.
In Chile, Law 27,713 on the Compliance of Tax Obligations was published in October 2024, which amends, among other rules, the Tax Code, the Income Tax Law and the VAT Law. In addition, in July 2024, Law 21,681 was published, which, among other measures, establishes a new Substitute Tax of Final Tax, which allows tax profits to be distributed up to 31 January 2025 with a fixed rate of 12%, reducing the tax cost of its distribution.
In the United States, during 2022, Inflation Reduction Act (IRA) was approved, which, among other measures, imposed a minimum taxation on the accounting results of certain large companies, through the introduction of a new Alternative Minimum Tax (AMT) from 2023, as well as relevant tax credits related with investments in clean energies.

h) Other information
In compliance with the disclosure requirement established in the listing rules instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 500 for the year 2024/25 (GBP 1,000 for the year 2023/24). The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
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
Annual report 2024    694

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

28. Non-controlling interests
Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.
a) Breakdown
The detail, by Group company, of 'Equity - Non-controlling interests' is as follows:

EUR million
	2024	2023	2022
Santander Bank Polska S.A.	2,320	1,934	1,603
Grupo PSA	1,725	1,590	1,728
Banco Santander - Chile	1,364	1,379	1,317
Banco Santander (Brasil) S.A.	1,257	1,493	1,210
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	3	4	251
Other companiesA	887	1,311	1,213
	7,556	7,711	7,322

Profit/(Loss) for the year attributable to non-controlling interests	1,170	1,107	1,159
Of which:
Grupo PSA	217	285	323
Banco Santander - Chile	271	235	280
Banco Santander (Brasil) S.A.	233	182	259
Santander Bank Polska S.A.	413	347	196
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	—	13	42
Other companies	36	45	59
TOTAL	8,726	8,818	8,481
A.Includes perpetual Santander UK plc equity instruments convertible at the option of Santander UK plc into preferred shares of the entity itself (EUR 576 million and EUR 564 million in 2023 and 2022, respectively). During 2024, the last outstanding issuance held by third parties was redeemed in advance for an amount of GBP 500 million (EUR 590 million at the transaction rate).
b) Changes
The changes in Non-controlling interests are summarised as follows:

EUR million
	2023	2022	2021
Balance at beginning of year	8,818	8,481	10,123
Other comprehensive income	(461)	297	248
Other	369	40	(1,890)
Profit attributable to non-controlling interests	1,170	1,107	1,159
Modification of participation ratesA	395	(258)	(1,811)
Change of perimeter	(8)	(364)	31
Dividends paid to minority shareholders	(660)	(748)	(500)
Changes in capital and other conceptsB	(528)	303	(769)
Balance at end of year	8,726	8,818	8,481
A.Include the effects of the accelerated placement of 5.2% of the share capital of Santander Bank Polska S.A. in 2024, the public offer for the acquisition of shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México that occurred in 2023 and the purchase of shares of Santander Holdings USA, Inc. on Santander Consumer USA Holdings Inc. occurred in 2022 (see note 3.b).
B.Includes the effects of the amortization of AT1 UK by EUR 590 million and EUR 756 million at closing of fiscal years 2024 and 2022, respectively.
The foregoing changes are shown in the consolidated statement of changes in total equity.

c) Other information
The financial information on the subsidiaries with significant non-controlling interests at 31 December 2024 is summarised below:

EUR millionA
	Santander Bank Polska S.A.	Banco Santander (Brasil) S.A.	Banco Santander - Chile	Grupo PSA
Total assets	68,269	205,510	70,434	45,373
Total liabilities	61,439	190,020	64,983	41,458
Net assets	6,830	15,490	5,451	3,915
Total income	3,555	13,536	2,592	1,053
Total profit	1,219	2,665	899	431
A.Information prepared using corporate management criteria, which may not coincide with those published individually by each entity.
Annual report 2024    695

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
•Other reclassifications: includes the amount of the transfers made in the year between the different "Other comprehensive income" items.

Annual report 2024    696

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

a) Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

EUR millionA
	2024	2023	2022
Other comprehensive income	(36,595)	(35,020)	(35,628)
Items that will not be reclassified to profit or loss	(4,757)	(5,212)	(4,635)
Actuarial gains and losses on defined benefit pension plans	(4,404)	(4,324)	(3,945)
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(1)	1	10
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(432)	(776)	(672)
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	284	264	293
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(284)	(264)	(293)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	80	(113)	(28)
Items that may be reclassified to profit or loss	(31,838)	(29,808)	(30,993)
Hedges of net investments in foreign operations (Effective portion)	(8,002)	(8,684)	(6,750)
Exchange differences	(22,375)	(19,510)	(20,420)
Hedging derivatives. Cash flow hedges (Effective portion)	(298)	(740)	(2,437)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(736)	(555)	(1,002)
Hedging instruments (items not designated)	—	—	—
Non-current assets classified as held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(427)	(319)	(384)
A.Net amount of taxes and minorities
b) Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans
'Other comprehensive income  —Items not reclassified to profit or loss—  Actuarial gains or (-) losses on defined benefit pension plans' include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset), attributed to the group net of taxes.
In 2024, the amount of actuarial losses (net of actuarial gains) recognized in the consolidated statement of recognised income was EUR 584 million, which corresponds to:
•In first place, due to the addition against equity of 2024 amounting to EUR 643 million - see note 25.b -, with the following breakdown:
•Increase of EUR 475 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution of the asset portfolio. These losses have been partially offset by the evolution experienced in the discount rate- increase from 4.63% to 5.54%.

•Increase of EUR 160 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the collective experience and the evolution of the asset portfolio. These losses have been partially offset by the evolution experienced by the discount rate -increase from 8.65% to 10.58% in the main pension benefits and 8.70% to 10.50% in medical benefits.
•Increase of EUR 21 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate -reduction from 3.35% to 3.00%-.
•Decrease of EUR 13 million in the accumulated actuarial losses corresponding to the Group's businesses in other geographical areas.
•In second place, due to the evolution of exchange rates, a EUR 59 million decrease.
Annual report 2024    697

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The following is a breakdown of the composition of the balance as of 31 December 2024, 2023 and 2022 under 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result' depending on the geographical origin of the issuer:

EUR million
	2024
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	39	(1328)	(1,289)	117
International
Rest of Europe	131	(71)	60	299
United States	22	—	22	24
Latin America and rest	775	—	775	1,753
	967	(1,399)	(432)	2,193
Of which:
Publicly listed	779	(51)	728	1,780
Non publicly listed	188	(1,348)	(1,160)	413

EUR million
	2023
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	32	(1,173)	(1,141)	252
International
Rest of Europe	117	(71)	46	267
United States	16	—	16	19
Latin America and rest	370	(67)	303	1,223
	535	(1,311)	(776)	1,761
Of which:
Publicly listed	316	(118)	198	1,225
Non publicly listed	219	(1,193)	(974)	536
Annual report 2024    698

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2022
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	30	(926)	(896)	500
International
Rest of Europe	84	(60)	24	225
United States	15	—	15	29
Latin America and rest	244	(59)	185	1,187
	373	(1,045)	(672)	1,941
Of which:
Publicly listed	246	(113)	133	1,200
Non publicly listed	127	(932)	(805)	741
d) Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences
The change in 2024 reflects the positive effect of the appreciation of pound sterling, the US dollar and Polish zloty and the negative effect of the depreciation of the Brazilian real, Argentine peso, Mexican peso and Chilean peso, whereas the change in 2023 reflected positive effect of the appreciation of the Brazilian real, the US dollar and the Mexican peso and the negative effect of the depreciation of the pound sterling. The change in 2022 reflected the positive effect of the generalized appreciation of the main currencies, especially the Brazilian real, the pound sterling, the US dollar and the Mexican peso.
Of the change in the balance in these years, a loss of EUR 568 million, a profit of EUR 249 million and a profit of EUR 494 million in 2024, 2023 and 2022, respectively relate to the measurement of goodwill.
The detail, by country is as follows:

EUR million
	2024	2023	2022
Net balance at end of year	(30,377)	(28,194)	(27,170)
Of which:
Brazilian real	(19,293)	(16,340)	(16,735)
Pound sterling	(3,444)	(3,964)	(4,219)
Mexican peso	(3,995)	(2,942)	(3,010)
Argentine peso	(2,090)	(2,655)	(1,755)
Chilean peso	(2,857)	(2,531)	(2,081)
US dollar	2,923	1,819	2,384
Polish zloty	(709)	(786)	(999)
Other	(912)	(795)	(755)

Annual report 2024    699

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The breakdown of translation differences by currency is as follows:

EUR million
2024				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(13,287)	(16,664)	(3,377)	(631)	(206)	(2,540)
Pound sterling	(4,064)	(3,300)	764	39	22	703
Mexican peso	(64)	(1,437)	(1,373)	(82)	(136)	(1,155)
Argentine peso	(2,658)	(2,090)	568	—	—	568
Chilean peso	(1,890)	(2,180)	(290)	(34)	(7)	(249)
US dollar	3,433	4,462	1,029	116	35	878
Polish zloty	(325)	(202)	123	34	5	84
Other	(655)	(964)	(309)	(10)	(8)	(291)
Total Group	(19,510)	(22,375)	(2,865)	(568)	(295)	(2,002)
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

EUR million
2023				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(14,199)	(13,287)	912	191	11	710
Pound sterling	(4,446)	(4,064)	382	20	4	358
Mexican peso	(1,132)	(64)	1,068	62	41	965
Argentine peso	(1,754)	(2,658)	(904)	(4)	—	(900)
Chilean peso	(1,605)	(1,890)	(285)	(32)	(34)	(219)
US dollar	4,062	3,433	(629)	(64)	(16)	(549)
Polish zloty	(776)	(325)	451	87	32	332
Other	(570)	(655)	(85)	(11)	(1)	(73)
Total Group	(20,420)	(19,510)	910	249	37	624
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

EUR million
2022				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(15,913)	(14,199)	1,714	376	(98)	1,436
Pound sterling	(3,504)	(4,446)	(942)	(51)	(67)	(824)
Mexican peso	(2,012)	(1,132)	880	56	18	806
Argentine peso	(2,109)	(1,754)	355	—	—	355
Chilean peso	(1,852)	(1,605)	247	31	5	211
US dollar	2,775	4,062	1,287	102	(24)	1,209
Polish zloty	(678)	(776)	(98)	(21)	—	(77)
Other	(594)	(570)	24	3	(7)	28
Total Group	(23,887)	(20,420)	3,467	496	(173)	3,144
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

Annual report 2024    700

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The breakdown, by type of instrument and geographical origin of the issuer, of 'Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income' at 31 December 2024, 2023 and 2022 is as follows:

EUR million
	31 December 2024
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	103	—	103	13,764
Rest of Europe	268	(70)	198	15,413
Latin America and rest of the world	76	(944)	(868)	38,784
Issued by Private-sector
Spain	96	(23)	73	6,019
Rest of Europe	25	(18)	7	7,478
Latin America and rest of the world	16	(265)	(249)	6,247
	584	(1,320)	(736)	87,705
Annual report 2024    701

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	31 December 2023
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	17	—	17	9,867
Rest of Europe	333	(96)	237	18,258
Latin America and rest of the world	194	(820)	(626)	38,169
Issued by Private-sector
Spain	98	(9)	89	5,129
Rest of Europe	19	(30)	(11)	5,018
Latin America and rest of the world	6	(267)	(261)	5,106
	667	(1,222)	(555)	81,547

EUR million
	31 December 2022
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	26	(1)	25	9,312
Rest of Europe	268	(199)	69	17,593
Latin America and rest of the world	196	(937)	(741)	40,873
Issued by Private-sector
Spain	—	(24)	(24)	5,727
Rest of Europe	11	(68)	(57)	5,203
Latin America and rest of the world	16	(290)	(274)	4,590
	517	(1,519)	(1,002)	83,298

Since the entry into force of IFRS 9, the Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.
At the end of the years 2023 and 2022, the Group recorded under 'Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss', net due to modification of the consolidated income statement, in the line of financial assets at fair value with changes in other comprehensive income a provision of EUR 44 million and EUR 7 million, respectively.
At the end of the year 2024, the Group did not record any provision in this regard.
g) Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates
At 31 December 2024, the heading includes a negative amount of EUR 428 million (EUR 318 million and EUR 374 million in 2023 and 2022, respectively). Of the variation in the balance of said years, a gain of EUR 45 million and EUR 44 million has been transferred to results, and a loss of EUR 15 million in the years 2024 2023 and 2022, respectively.
30. Shareholders' equity
The changes in Shareholders' equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders' equity and the changes during the year are set forth below.

Annual report 2024    702

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

31. Issued capital
a) Changes
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
Therefore, at 31 December 2022, Banco Santander's share capital consisted of EUR 8,397 million, represented by 16,794,401,584 shares of EUR 0.50 of nominal value each and all of them of a unique class and series. It includes 220,942,806 shares corresponding to the first 2022 share buyback program.
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
Therefore, Banco Santander's share capital at 31 December 2023 consisted of EUR 8,092 million, represented by 16,184,146,059 shares of EUR 0.50 of nominal value each and all of them of a unique class and series; including 286,842,316 shares corresponding to the first buyback program of 2023 (see note 1.g.).
On 5 February 2024, a capital reduction of EUR179,283,743.50 took place through the redemption of 358,567,487 shares, corresponding to the share buyback program carried out in 2023 and ended in January 2024.
On 1 July 2024, a capital reduction of EUR 165,652,500 took place through the redemption of 331,305,000 shares, corresponding to he share buyback program carried out between February and June 2024.
On 20 December 2024, a capital reduction of EUR 170,890,625 took place through the redemption of 341,781,250 shares, corresponding to he share buyback program carried out during the second semester of 2024.
Aforementioned operations have not entailed the return of contributions to the shareholders as Banco Santander was the owner of the redeemed shares.
Therefore, Banco Santander's share capital at 31 December 2024 consisted of EUR 7,576 million, represented by 15,152,492,322 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
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
As of 31 December 2024, no Banco Santander shareholder individually held more than 3% of its total share capital (which is the threshold generally provided for in Spanish regulations for mandatory notification of a significant participation in a listed company). Even though at 31 December 2024, certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (15.26%), The Bank of New York Mellon Corporation (7.16%), Chase Nominees Limited (6.01%) Citibank New York (3.99%) and BNP (3.36%).
At 31 December 2024, neither Banco Santander's shareholder registry nor the CNMV's registry showed any shareholder residing in a non-cooperative jurisdiction with a shareholding equal to, or greater than, 1% of our share capital (which is the other threshold applicable under Spanish regulations).
b) Other considerations
Under Spanish law, only shareholders at the general meeting have the authority to increase share capital. However, they may delegate the authority to approve or execute capital increases to the board of directors. Banco Santander´s Bylaws are fully aligned with Spanish law and do not establish any different conditions for share capital increases.
At 31 December 2024 the shares of the following companies were listed on official stock markets: Banco Santander - Chile; Banco Santander (Brasil) S.A. and Santander Bank Polska S.A.
At 31 December 2024 the number of Banco Santander shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 40 million shares, which represented 0.26% of Banco Santander’s share capital (36 and 50 million shares, representing 0.22% and 0.30% of the share capital in 2023 and 2022, respectively). In addition, the number of Banco Santander shares owned by third parties and received as security was 78 million shares (equal to 0.51% of the Bank’s share capital).
At 31 December 2024 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (see appendix V)
Annual report 2024    703

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

32. Share premium
Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.
The Corporate Enterprises Act expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.
The change in the balance of share premium corresponds to the capital reductions detailed in note 31.a).
The decreased produced in 2022 by an amount of EUR 1,433 million was the consequence of the difference between the purchase value of the redeemed shares (EUR 1,706 million) and the par value of said shares (EUR 273 million) as a consequence of the capital decreases described in note 31.a.
The decrease produced in 2023 by an amount of EUR 1,595 million was the consequence of the difference between the purchase value of the redeemed shares (EUR 1,900 million) and the par value of said shares (EUR 305 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
The decrease produced in 2024 by an amount of EUR 3,778 million has been the consequence of the difference between the purchase value of the redeemed shares (EUR 4,294 million) and the par value of said shares (EUR 516 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
Likewise, in accordance with the applicable legislation, a reserve has been provided in 2024 for amortized capital charged to the issue premium for an amount equal to the nominal value of said amortized shares ascending to EUR 516 million (EUR 305 million and EUR 273 million euros in 2023 and 2022 respectively).

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
b) Breakdown
The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

EUR million
	2024	2023	2022
Restricted reserves	3,084	2,899	2,798
Legal reserveA	1,515	1,618	1,734
Own shares	421	649	737
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	1,105	589	284
Unrestricted reserves	24,186	16,033	7,701
Voluntary reservesB	20,362	14,284	7,917
Consolidation reserves attributable to the Bank	3,824	1,749	(216)
Reserves of subsidiaries	47,249	47,669	49,196
Reserves of entities accounted for using the equity method	1,831	1,762	1,553
	76,350	68,363	61,248
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
Consequently, once again, after the capital increases described in note 31 had been carried out, the balance of the legal reserve met the percentage of 20% of the share capital, and at 31 December 2024 the Legal reserve was at the stipulated level.
Annual report 2024    704

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
iv. Reserves of subsidiaries
The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

EUR million
	2024	2023	2022
Banco Santander (Brasil) S.A. (Consolidated Group)	15,107	14,512	14,663
Santander UK Group	8,576	8,700	8,358
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	5,248	5,684	5,437
Santander Consumer Finance Group	4,729	4,344	3,858
Banco Santander - Chile	4,250	4,112	3,875
Banco Santander Argentina S.A.	2,892	2,813	2,527
Banco Santander Totta, S.A. (Consolidated Group)	2,766	2,626	3,297
Santander Bank Polska S.A.	2,890	2,535	2,140
Grupo Santander Holdings USA	187	1,893	4,324
Santander Investment, S.A.	1,217	1,215	1,316
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	836	1,044	1,050
Banco Santander International SA (former Banco Santander (Suisse) S.A)	397	346	310
Other companies and consolidation adjustments	(1,846)	(2,155)	(1,959)
	47,249	47,669	49,196
Of which, restricted	4,175	3,870	3,614
34. Other equity instruments and own shares
a) Equity instruments issued not capital and other equity instruments
Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other 'Shareholders’ equity' items.
On 8 September 2017, Banco Santander, S.A. issued contingent redeemable perpetual bonds (the fidelity bonds) amounting to EUR 981 million nominal value EUR - 686 million fair value -.
On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all of said bonds in circulation.
Additionally, at 31 December 2024 the Group had other equity instruments amounting to EUR 217 million.
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
During 2023, 911,293,677 shares of the Bank were acquired at an average price of EUR 3.41 per share, of which 389,312,719 relate to the Share Buyback Program carried out during the first half of 2023, and 286,842,316 relate to the Share Buyback Program started on September. Likewise, 610,255,525 shares were amortised (note 31) and 246,911,504 shares at an average price of EUR 3.34 per share were transferred, of which 6,617,008 shares correspond to the donation made by Banco Santander to Fundación Banco Santander with extraordinary character.
At 31 December 2023, the number of treasury shares held by the Group was 297,815,673 (1.84% of the issued share capital).
During 2024, 930,610,636 shares of the Bank were acquired at an average price of EUR 4.34 per share, of which 403,030,171 relate to the Share Buyback Program carried out during the first half of 2024, and 341,781,250 relate to the new Share Buyback Program started on September. Likewise, 1,031,653,737 shares were amortised (note 31) and 181,243,113 shares at an average price of EUR 4.22 per share have been transferred, of which 22,167,105 shares correspond to the donation made by Banco Santander to Fundación Banco Santander with extraordinary character.
At 31 December 2024, the Group holds 15,529,459 shares of the Bank's issued share capital (0.10%).
The effect on equity, net of tax, arising from the purchase and sale of Bank shares is of EUR 8 million profit in 2024 (EUR 13 million and EUR 7 million profit in 2023 and 2022, respectively).
Annual report 2024    705

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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

	2024	2023	2022
Loans commitment granted	302,861	279,589	274,075
Of which impaired	511	406	653
Financial guarantees granted	16,901	15,435	12,856
Of which impaired	217	578	521
Financial guarantees	16,887	15,400	12,813
Credit derivatives sold	14	35	43
Other commitments granted	134,493	113,273	92,672
Of which impaired	793	542	608
Technical guarantees	61,551	57,363	50,508
Other	72,942	55,910	42,164
The breakdown as at 31 December 2024 of the exposures and the provision fund out of balance sheet by impairment stage is EUR 435,147 million and EUR 305 million (EUR 398,243 million and EUR 302 million in 2023 and EUR 370,729 million and EUR 331 million in 2022) in stage 1, EUR 17,587 million and EUR 192 million (EUR 8,528 million and EUR 174 million in 2023 and EUR 7,092 million and EUR 191 million in 2022) in stage 2 and EUR 1,521 million and EUR 213 million (EUR 1,526 million and EUR 226 million in 2023 and EUR 1,782 million and EUR 212 million in 2022) in stage 3, respectively.
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
b) Memorandum items
i. Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

EUR million
	2024	2023	2022
Investment funds	178,840	165,174	142,189
Pension funds	15,646	14,831	14,021
Assets under management	35,999	29,732	25,670
	230,485	209,737	181,880
ii. Non-managed marketed funds
Additionally, at 31 December 2024 there are non-managed marketed funds totalling EUR 62,002 million (EUR 50,036 million and EUR 48,379 million at 31 December 2023 and 2022, respectively).
c) Third-party securities held in custody
At 31 December 2024 the Group held in custody debt securities and equity instruments totalling EUR 292,216 million (EUR 268,338 million and EUR 231,263 million at 31 December 2023 and 2022, respectively) entrusted to it by third parties.
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
Annual report 2024    706

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The following tables contains the detail of the hedging derivatives according to the type of hedging, the hedge risk and the main products used as of 31 December 2024, 2023 and 2022:

EUR million
	2024
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	308,897	2,584	2,964	483
Interest rate risk	290,152	2,070	2,319	373	Hedging derivatives
Of which:
Interest rate swap	108,435	1,185	2,074	(165)
Call money swap	168,280	393	8	321
Exchange rate risk	4,411	13	59	101	Hedging derivatives
Of which:
Fx forward	2,240	8	39	(2)
Future interest rate	2,059	—	—	91
Interest rate and exchange rate risk	13,739	501	586	8	Hedging derivatives
Of which:
Interest rate swap	882	5	65	17
Call money swap	1,838	10	—	29
Currency swap	11,019	486	520	(38)
Base risk	500	—	—	—	Hedging derivatives
Interest rate swap	500	—	—	—
Equity risk	95	—	—	1	Hedging derivatives
Equity swap	95	—	—	1

Cash flow hedges	179,271	2,415	1,519	558
Interest rate risk	134,503	1,060	1,089	144
Of which:
Future interest rate	6,621	—	—	225
Interest rate swap	43,081	485	241	231
Call money swap	63,582	303	237	(361)
Exchange rate risk	30,653	738	258	459	Hedging derivatives
Of which:
FX forward	9,286	362	51	408
Currency swap	19,957	323	189	114
Interest rate and exchange rate risk	11,724	539	172	26	Hedging derivatives
Interest rate swap	3,092	(6)	46	75
Currency swap	8,632	545	126	(49)
Inflation risk	2,316	58	—	(69)	Hedging derivatives
Of which:
Inflation swap	2,163	57	—	82
Equity risk	75	20	—	(2)	Hedging derivatives
Equity swap	75	20	—	(2)

Hedges of net investments in foreign operations	23,559	673	269	420
Exchange rate risk	23,559	673	269	420	Hedging derivatives
FX forward	23,559	673	269	420
	511,727	5,672	4,752	1,461
Annual report 2024    707

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2023
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	241,792	2,661	4,231	(1,869)
Interest rate risk	225,377	2,280	3,644	(1,684)	Hedging derivatives
Of which:
Interest rate swap	92,491	1,671	2,236	(47)
Call money swap	122,891	344	1,226	(1,824)
Exchange rate risk	4,331	15	24	(98)	Hedging derivatives
FX forward	1,913	15	24	(11)
Future interest rate	2,418	—	—	(87)
Interest rate and exchange rate risk	12,084	366	563	(87)	Hedging derivatives
Future interest rate	1,218	6	82	59
Currency swap	9,773	357	384	(107)
Call money swap	1,093	3	97	(39)

Cash flow hedges	157,796	2,575	2,889	1,828
Interest rate risk	97,780	913	1,246	2,181	Hedging derivatives
Of which:
Future interest rate	3,020	—	—	6
Interest rate swap	37,864	403	948	1,188
Call money swap	53,705	469	266	1,000
Exchange rate risk	34,823	1,001	663	(498)	Hedging derivatives
Of which:
FX forward	11,160	502	241	43
Currency swap	20,043	446	397	(537)
Interest rate and exchange rate risk	12,217	484	74	(98)	Hedging derivatives
Interest rate swap	2,847	—	(45)	227
Currency swap	9,370	484	119	(325)
Inflation risk	12,908	155	906	234	Hedging derivatives
Of which:
Currency swap	12,495	153	906	240
Equity risk	68	22	—	9	Hedging derivatives
Option	68	22	—	9

Hedges of net investments in foreign operations	18,706	61	536	(1,888)
Exchange rate risk	18,706	61	536	(1,888)	Hedging derivatives
FX forward	18,706	61	536	(1,888)
	418,294	5,297	7,656	(1,929)
Annual report 2024    708

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2022
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	214,473	5,095	4,630	3,351
Interest rate risk	190,513	4,405	4,239	2,554	Hedging derivatives
Of which:
Interest rate swap	87,477	2,950	3,203	(716)
Call money swap	88,059	1,367	623	3,468
Exchange rate risk	4,492	147	25	(9)	Hedging derivatives
FX forward	3,745	147	25	(36)
Future interest rate	747	—	—	27
Interest rate and exchange rate risk	19,412	543	366	805	Hedging derivatives
Of which:
Currency swap	9,522	266	286	(61)
Interest rate swap	905	4	80	(79)
Future interest rate	8,679	261	—	922
Credit risk	56	—	—	1	Hedging derivatives
CDS	56	—	—	1

Cash flow hedges	149,756	2,730	3,767	(519)
Interest rate risk	81,626	137	1,325	(2,461)	Hedging derivatives
Of which:
Future interest rate	2,027	—	—	51
Interest rate swap	55,886	59	1,494	(1,439)
Call money swap	20,784	49	(184)	(1,151)
Exchange rate risk	34,973	1,358	746	1,760	Hedging derivatives
Of which:
FX forward	10,754	267	172	773
Currency swap	20,005	951	455	982
Interest rate and exchange rate risk	16,175	1,046	292	(80)	Hedging derivatives
Interest rate swap	3,361	—	161	(333)
Currency swap	12,814	1,046	131	249
Inflation risk	16,924	180	1,403	261	Hedging derivatives
Of which:
Currency swap	14,096	179	1,364	241
Equity risk	58	9	1	—	Hedging derivatives
Option	58	9	1	—

Hedges of net investments in foreign operations	22,614	244	831	(2,467)
Exchange rate risk	22,614	244	831	(2,467)	Hedging derivatives
FX forward	22,614	244	831	(2,467)
	386,843	8,069	9,228	364
Annual report 2024    709

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
It also has inflation risk hedges, which arise from UK bonds linked to UK inflation and are hedged using inflation swaps.
Effectiveness is assessed by comparing changes in the fair value of the inflation swap with the changes in the fair value of the hedged item attributable to the hedged risk, applying the hypothetical derivative method using linear regression techniques.
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
Regarding cash flow hedges, the objective is to hedge the cash flow exposure to changes in interest rates and exchange rates.
Annual report 2024    710

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
There is another macro-hedge, this time of cash flows, the purpose of which is to actively manage the risk-free interest rate risk (excluding credit risk) of a portion of the floating rate assets of Banco Santander, S.A., through the arrangement of interest rate derivatives whereby the bank exchanges floating rate interest flows for others at a fixed rate agreed at the time the transactions are arranged. The items affected by the Macro-hedging have been designated as those in which their cash flows are exposed to interest rate risk, specifically the floating rate mortgages of the Banco Santander, S.A. network referenced to Euribor 12 Months or Euribor Mortgage, with annual renewal of rates, classified as sound risk and which do not have a contractual floor (or, if not, this floor is not activated). The hedged position affecting the Macro Cash Flow Hedge at the present time is near to EUR 5,000 million.
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
Annual report 2024    711

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The following table sets out the maturity profile of the hedging instruments used in Grupo Santander non-dynamic hedging strategies:

EUR million
	31 December 2024
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	9,791	15,953	88,519	163,086	31,548	308,897
Interest rate risk	8,725	14,680	85,981	154,440	26,326	290,152
Of which:
Interest rate swap	2,877	4,261	19,788	61,440	20,069	108,435
Call money swap	5,033	7,652	64,102	87,473	4,020	168,280
Exchange rate risk	1,054	717	469	112	2,059	4,411
Of which:
Fx forward	1,054	717	469	—	—	2,240
Future interest rate	—	—	—	—	2,059	2,059
Interest rate and exchange rate risk	12	511	2,019	8,034	3,163	13,739
Of which:
Interest rate swap	—	43	—	491	348	882
Call Money Swap	—	106	104	1,052	576	1,838
Currency swap	12	361	1,915	6,491	2,240	11,019
Base risk	—	—	—	500	—	500
Interest rate swap	—	—	—	500	—	500
Equity risk	—	45	50	—	—	95
Equity swap	—	45	50	—	—	95

Cash flow hedges	19,696	10,088	43,111	94,030	12,346	179,271
Interest rate risk	14,628	7,932	30,390	75,459	6,094	134,503
Of which:
Future interest rate	6,621	—	—	—	—	6,621
Interest rate swap	1,816	1,666	5,950	32,654	995	43,081
Call money swap	5,330	4,190	14,896	34,841	4,325	63,582
Exchange rate risk	2,982	1,377	8,765	14,703	2,826	30,653
Of which:
FX forward	2,594	1,310	5,382	—	—	9,286
Currency swap	133	66	3,383	14,704	1,671	19,957
Interest rate and exchange rate risk	2,086	778	3,785	3,813	1,262	11,724
Of which:
Interest rate swap	997	—	395	1,260	440	3,092
Currency swap	1,090	778	3,389	2,553	822	8,632
Inflation risk	—	—	153	—	2,163	2,316
Of which:
Inflation swap	—	—	—	—	2,163	2,163
Equity risk	—	1	18	55	1	75
Option	—	1	18	55	1	75

Hedges of net investments in foreign operations:	3,918	5,644	13,997	—	—	23,559
Exchange rate risk	3,918	5,644	13,997	—	—	23,559
FX forward	3,918	5,644	13,997	—	—	23,559
	33,405	31,685	145,627	257,116	43,894	511,727
Annual report 2024    712

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	31 December 2023
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	6,862	14,535	59,170	139,486	21,739	241,792
Interest rate risk	6,266	13,749	56,860	131,323	17,179	225,377
Of which:
Interest rate swap	2,013	2,104	16,045	59,952	12,377	92,491
Call money swap	4,163	11,421	39,873	65,453	1,981	122,891
Exchange rate risk	566	678	619	50	2,418	4,331
Fx forward	566	678	619	50	—	1,913
Future interest rate	—	—	—	—	2,418	2,418
Interest rate and exchange rate risk	30	108	1,691	8,113	2,142	12,084
Currency swap	30	87	1,370	6,605	1,681	9,773
Interest rate swap	—	—	321	535	362	1,218
Call Money Swap	—	21	—	973	99	1,093

Cash flow hedges	7,873	16,149	43,913	83,291	6,570	157,796
Interest rate risk	4,467	6,859	30,846	53,038	2,570	97,780
Of which:
Future interest rate	—	—	—	3,020	—	3,020
Interest rate swap	3,191	2,876	14,108	16,793	896	37,864
Call money swap	1,050	3,553	15,755	31,942	1,405	53,705
Exchange rate risk	2,655	7,087	6,607	16,711	1,763	34,823
Of which:
FX forward	2,013	2,344	4,617	2,186	—	11,160
Currency swap	642	2,209	1,990	14,525	677	20,043
Interest rate and exchange rate risk	407	1,547	2,270	7,187	806	12,217
Of which:
Interest rate swap	—	80	—	2,575	192	2,847
Currency swap	407	1,467	2,270	4,612	614	9,370
Inflation risk	344	656	4,182	6,296	1,430	12,908
Of which:
Currency swap	318	618	3,833	6,296	1,430	12,495
Equity risk	—	—	8	59	1	68
Option	—	—	8	59	1	68

Hedges of net investments in foreign operations:	4,303	4,940	9,463	—	—	18,706
Exchange rate risk	4,303	4,940	9,463	—	—	18,706
FX forward	4,303	4,940	9,463	—	—	18,706
	19,038	35,624	112,546	222,777	28,309	418,294

Annual report 2024    713

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	31 December 2022
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	6,588	9,811	37,723	136,223	24,128	214,473
Interest rate risk	5,120	8,822	34,074	120,829	21,668	190,513
Of which:
Interest rate swap	2,535	3,005	8,854	56,868	16,215	87,477
Call money swap	2,492	5,039	23,511	54,786	2,231	88,059
Exchange rate risk	556	741	2,448	—	747	4,492
Future interest rate	—	—	—	—	747	747
Fx forward	556	741	2,448	—	—	3,745
Interest rate and exchange rate risk	912	238	1,193	15,356	1,713	19,412
Of which:
Interest rate swap	—	—	405	192	308	905
Currency swap	912	238	788	6,188	1,396	9,522
Future interest rate	—	—	—	8,679	—	8,679
Credit risk	—	10	8	38	—	56
CDS	—	10	8	38	—	56

Cash flow hedges	10,182	15,202	41,514	75,653	7,205	149,756
Interest rate risk	5,546	7,424	30,568	36,501	1,587	81,626
Of which:
Future interest rate	2,027	—	—	—	—	2,027
Interest rate swap	2,292	4,877	28,103	20,568	46	55,886
Call money swap	1,175	2,471	1,196	14,728	1,214	20,784
Exchange rate risk	3,777	4,295	4,452	19,940	2,509	34,973
Of which:
FX forward	1,996	2,487	1,982	4,289	—	10,754
Currency swap	1,313	1,809	2,470	13,028	1,385	20,005
Interest rate and exchange rate risk	182	509	3,982	10,294	1,208	16,175
Interest rate swap	—	—	659	2,468	234	3,361
Currency swap	182	509	3,323	7,826	974	12,814
Inflation risk	677	2,974	2,505	8,870	1,898	16,924
Of which:
Currency swap	483	951	1,895	8,869	1,898	14,096
Equity risk	—	—	7	48	3	58
Option	—	—	7	48	3	58

Hedges of net investments in foreign operations	2,249	5,393	14,972	—	—	22,614
Exchange rate risk	2,249	5,393	14,972	—	—	22,614
FX forward	2,249	5,393	14,972	—	—	22,614
	19,019	30,406	94,209	211,876	31,333	386,843
Annual report 2024    714

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Additionally, for Santander UK Group Holdings plc and Banco Santander, S.A., both the maturity profile, the average interest and exchange rate of hedging instruments by maturity buckets are shown:
Santander UK Group Holdings plc group

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	5,033	7,598	64,755	93,176	4,110	174,672
Average fixed interest rate (%) GBP	3.749	4.293	4.496	3.868	3.653
Average fixed interest rate (%) EUR	0.200	(0.346)	(0.446)	0.585	4.370
Average fixed interest rate (%) USD	1.677	1.534	1.531	5.756	0.449
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	212	258	2,280	1,152	3,902
Average GBP/EUR exchange rate	—	1.136	1.158	1.162	1.176
Average GBP/USD exchange rate	—	—	—	1.318	1.281
Average fixed interest rate (%) EUR	—	—	1.350	3.304	2.940
Average fixed interest rate (%) USD	—	—	—	4.831	4.375
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	5,330	4,190	14,896	34,841	4,325	63,582
Average fixed interest rate (%) GBP	4.592	4.075	4.761	3.707	4.352
Foreign exchange risk
Exchange and interest rate instruments
Nominal	311	954	5,941	13,235	2,730	23,171
Average GBP/JPY exchange rate	178.368	179.995	187.640	—	—
Average GBP/CHF exchange rate	—	—	1.086	1.115	—
Average GBP/EUR exchange rate	—	1.203	1.188	1.177	1.162
Average GBP/USD exchange rate	—	—	1.238	1.297	1.388
Average GBP/CAD exchange rate	—	—	1.758	—	—
Equity risk
Equity instruments
Nominal	—	—	19	55	1	75
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	1,993	476	1,039	2,294	707	6,509
Average GBP/EUR exchange rate	1.124	1.370	1.161	1.213	1.179
Average GBP/USD exchange rate	—	—	1.538	1.319	1.537
Average fixed interest rate (%) GBP	1.480	2.760	3.203	2.771	4.885
Inflation risk
Interest rate instruments
Nominal	—	—	—	—	2,163	2,163
Average fixed interest rate (%) GBP	—	—	—	—	4.983
Annual report 2024    715

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	4,163	8,230	37,158	70,075	3,467	123,093
Average fixed interest rate (%) GBP	2.380	3.190	3.420	3.890	3.990
Average fixed interest rate (%) EUR	1.140	0.180	0.450	0.210	3.920
Average fixed interest rate (%) USD	2.600	2.460	4.230	1.360	4.910
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	41	—	2,172	198	2,411
Average GBP/EUR exchange rate	—	1.113	—	1.156	1.148
Average GBP/USD exchange rate	—	—	—	1.318	—
Average fixed interest rate (%) EUR	—	—	—	2.770	3.480
Average fixed interest rate (%) USD	—	—	—	4.830	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,050	3,553	15,756	31,941	1,405	53,705
Average fixed interest rate (%) GBP	5.060	3.050	5.380	3.840	3.450
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,068	6,266	3,104	10,888	1,763	23,089
Average GBP/JPY exchange rate	154.135	153.954	167.846	—	—
Average GBP/CHF exchange rate	1.092	1.093	1.089	1.121	1.121
Average GBP/EUR exchange rate	—	1.197	1.167	1.179	—
Average GBP/USD exchange rate	—	1.392	—	1.277	1.388
Equity risk
Equity instruments
Nominal	—	—	8	58	2	68
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	100	905	576	5,614	719	7,914
Average GBP/EUR exchange rate	1,183	—	1.254	1.198	1.189
Average GBP/USD exchange rate	—	1,663	—	1.383	1.537
Average fixed interest rate (%) GBP	2.570	2.540	2.960	2.420	4.810

Annual report 2024    716

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2022
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	2,492	5,039	24,447	51,257	4,294	87,529
Average fixed interest rate (%) GBP	2.580	0.880	0.560	2.070	3.780
Average fixed interest rate (%) EUR	1.770	1.600	0.770	0.280	3.090
Average fixed interest rate (%) USD	1.350	3.470	3.510	2.000	4.920
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	74	821	16	911
Average GBP/EUR exchange rate	—	—	1.212	1.157	1.100
Average GBP/USD exchange rate	—	—	—	1.186	—
Average fixed interest rate (%) EUR	—	—	3.420	2.060	—
Average fixed interest rate (%) USD	—	—	—	4.630	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,175	2,471	2,188	14,728	1,213	21,775
Average fixed interest rate (%) GBP	1.770	2.290	1.980	2.350	1.840
Foreign exchange risk
Exchange rate instruments
Nominal	3,063	3,536	2,685	14,583	2,436	26,303
Average GBP/JPY exchange rate	—	157.450	160.039	—	—
Average GBP/CHF exchange ratio	—	1.131	—	—	—
Average GBP/EUR exchange rate	—	—	1.123	1.181	1.165
Average GBP/USD exchange rate	1.224	1.253	1.171	1.314	1.388
Equity risk
Equity instruments
Nominal	—	—	7	48	2	57
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	1,983	7,621	968	10,572
Average GBP/EUR exchange rate	—	—	1.185	1.210	1.196
Average GBP/USD exchange rate	—	—	1.604	1.503	1.537
Average fixed interest rate (%) GBP	—	—	3.270	2.580	4.590

Annual report 2024    717

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Banco Santander, S.A.

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,431	4,446	6,878	33,324	15,991	62,070
Average fixed interest rate (%) GBP	—	0.020	3.120	2.640	5.370
Average fixed interest rate (%) EUR	1.340	0.010	2.000	3.460	3.170
Average fixed interest rate (%) CHF	—	—	—	—	—
Average fixed interest rate (%) USD	0.010	3.500	2.740	4.460	4.720
Average fixed interest rate (%) CZK	—	—	—	2.000	—
Average fixed interest rate (%) NOK	—	—	—	—	2.400
Average fixed interest rate (%) AUD	—	—	—	—	3.820
Average fixed interest rate (%) JPY	—	—	—	—	—
Average fixed interest rate (%) RON	—	3.610	—	4.200	—
Average fixed interest rate (%) HKD	—	—	—	1.960	—
Average fixed interest rate (%) NZD	—	—	—	—	3.250
Foreign exchange risk
Exchange and interest rate instruments
Nominal	473	405	287	—	—	1,165
Average GBP/EUR exchange rate	—	—	—	—	—
Average USD/EUR exchange rate	—	—	—	—	—
Average COP/USD exchange rate	—	—	—	—	—
Average PEN/USD exchange rate	—	—	—	—	—
Average AUD/EUR exchange rate	—	—	—	—	—
Average SAR/EUR exchange rate	—	—	—	—	—
Average CNY/EUR exchange rate	7,710	7,710	7,710	—	—
Average JPY/USD exchange rate	—	—	—	—	—
Average MXN/EUR exchange rate	2,178	—	—	—	—
Average MAD/EUR exchange rate	—	—	—	—	—
Average PEN/EUR exchange rate	—	—	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	12	148	1,355	4,859	1,669	8,043
Average fixed interest rate (%) AUD/EUR	—	—	—	5.690	6.100
Average fixed interest rate (%) EUR/USD	—	—	—	—	—
Average fixed interest rate (%) CZK/EUR	—	—	—	4.190	—
Average fixed interest rate (%) EUR/COP	—	—	—	—	—
Average fixed interest rate (%) RON/EUR	—	—	—	—	6.970
Average fixed interest rate (%) HKD/EUR	—	—	—	4.620	—
Average fixed interest rate (%) JPY/EUR	—	—	—	1.300	1.410
Average fixed interest rate (%) NOK/EUR	—	—	—	3.440	4.500
Average fixed interest rate (%) CHF/EUR	—	—	—	2.030	2.250
Average fixed interest rate (%) USD/CLP	—	—	—	—	—
Average fixed interest rate (%) USD/COP	—	12.750	10.580	10.540	7.760
Average fixed interest rate (%) EUR/GBP	6.690	—	—	—	—
Annual report 2024    718

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Average fixed interest rate (%) NZD/EUR	—	—	—	—	—
Average fixed interest rate (%) USD/MXN	—	—	11.300	—	—
Average AUD/EUR exchange rate	—	—	—	1.599	1.584
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average CZK/EUR exchange rate	—	—	26.030	25.634	—
Average EUR/GBP exchange rate	1.189	—	—	—	—
Average EUR/COP exchange rate	—	—	—	—	—
Average EUR/USD exchange rate	—	—	0.982	0.943	—
Average HKD/EUR exchange rate	—	—	—	8.488	—
Average JPY/EUR exchange rate	—	—	—	134.151	129.229
Average MXN/EUR exchange rate	—	—	—	19.083	—
Average NOK/EUR exchange rate	—	—	—	9.519	10.429
Average RON/EUR exchange rate	—	4.810	—	4.940	4.980
Average CHF/EUR exchange rate	—	—	—	1.019	0.932
Average USD/CLP exchange rate	—	—	—	—	—
Average USD/COP exchange rate	—	—	—	—	—
Average USD/MXN exchange rate	—	—	0.052	—	—
Credit risk
Credit risk instruments
Nominal	—	—	—	—	—
Basis Risk
Basis risk instruments
Nominal	—	—	—	500	—	500
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	—	1,055	84	1,139
Average fixed interest rate (%) EUR/PEN	—	—	—	—	—
Average fixed interest rate (%) AUD/EUR	—	—	—	3.520	—
Average fixed interest rate (%) USD/COP	—	—	—	—	—
Average fixed interest rate (%) EUR/AUD	—	—	—	—	—
Average fixed interest rate (%) CHF/EUR	—	—	—	3.110	—
Average EUR/PEN exchange rate	—	—	—	—	—
Average EUR/USD exchange rate	—	—	—	—	—
Average AUD/EUR exchange rate	—	—	—	1.580	1.560
Average RON/EUR exchange rate	—	—	—	4.940	—
Average JPY/EUR exchange rate	—	—	—	—	—
Average CHF/EUR exchange rate	—	—	—	1.000	—
Average EUR/GBP exchange rate	—	—	—	—	—
Average NOK/EUR exchange rate	—	—	—	—	—
Average CZK/EUR exchange rate	—	—	—	—	—
Average EUR/AUD exchange rate	—	—	—	—	—
Interest rate risk
Bond Forward instruments
Nominal	—	—	6,200	5,820	—	12,020
Average fixed interest rate (%) EUR	—	—	—	2.910	—
Average fixed interest rate (%) USD	—	—	—	—	—
Average fixed interest rate (%) AUD	—	—	—	—	—
Annual report 2024    719

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Exchange rate risk
Exchange instruments
Nominal	14	83	125	—	—	222
Average exchange rate GBP/EUR	1.200	1.170	1.190	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	3,240	5,070	12,821	—	—	21,131
Average BRL/EUR exchange rate	5.990	6.120	6.270	—	—
Average CLP/EUR exchange rate	1,052.780	1,066.580	1,045.090	—	—
Average COP/EUR exchange rate	—	4,703	—	—	—
Average GBP/EUR exchange rate	0.860	0.850	0.850	—	—
Average MXN/EUR exchange rate	20.280	19.830	21.970	—	—
Average USD/EUR exchange rate	1.090	1.080	1.090	—	—
Average PLN/EUR exchange rate	4.370	4.410	4.410	—	—
Average CAD/EUR exchange rate	—	1.500	—	—	—
Average CHF/EUR exchange rate	—	0.940	—	—	—
Average UYU/EUR exchange rate	45.820	45.160	48.290	—	—
Annual report 2024    720

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,532	194	7,880	22,714	8,775	41,095
Average fixed interest rate (%) GBP	—	—	1.375	4.479	2.036
Average fixed interest rate (%) EUR	0.096	0.014	2.085	2.422	3.421
Average fixed interest rate (%) CHF	—	—	1.010	—	—
Average fixed interest rate (%) USD	0.015	3.688	2.603	3.801	4.446
Foreign exchange risk
Exchange and interest rate instruments
Nominal	278	634	524	50	—	1,486
Average PEN/USD exchange rate	3.784	3.751	—	—	—
Average CNY/EUR exchange rate	—	7.323	7.732	7.716	—
Average AUD/EUR exchange rate	1.648	1.665	—	—	—
Average MXN/EUR exchange rate	—	19.363	—	—	—
Average COP/USD exchange rate	4,159.190	3,998.060	—	—	—
Average MAD/EUR exchange rate	10.929	11.057	—	—	—
Average PEN/EUR exchange rate	4.095	4.110	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	30	66	1,450	4,321	1,150	7,017
Average fixed interest rate (%) AUD/EUR	—	—	—	4.800	3.615
Average fixed interest rate (%) CZK/EUR	—	—	—	2.000	—
Average fixed interest rate (%) RON/EUR	5.130	—	—	3.967	—
Average fixed interest rate (%) HKD/EUR	—	—	2.580	5.270	—
Average fixed interest rate (%) JPY/EUR	—	—	0.465	1.298	1.407
Average fixed interest rate (%) NOK/EUR	—	—	—	3.441	4.501
Average fixed interest rate (%) CHF/EUR	—	—	—	1.243	—
Average fixed interest rate (%) USD/MXN	—	—	14.250	—	—
Average fixed interest rate (%) USD/COP	—	17.980	6.152	13.207	7.149
Average fixed interest rate (%) EUR/USD	—	—	(0.140)	—	—
Average fixed interest rate (%) USD/CLP	—	—	3.450	—	—
Average AUD/EUR exchange rate	—	—	—	1.499	1.545
Average CZK/EUR exchange rate	—	—	—	25.831	—
Average EUR/USD exchange rate	—	—	0.891	0.961	—
Average HKD/EUR exchange rate	—	—	8.782	8.666	—
Average JPY/EUR exchange rate	—	—	120.568	134.151	129.229
Average NOK/EUR exchange rate	—	—	—	9.519	10.429
Average RON/EUR exchange rate	4.711	—	—	4.887	—
Average CHF/EUR exchange rate	—	—	—	1.104	—
Average MXN/EUR exchange rate	—	—	—	—	19.083
Average USD/CLP exchange rate	—	—	0.001	—	—
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average USD/MXN exchange rate	—	—	0.058	—	—
Annual report 2024    721

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	414	1,075	86	1,575
Average fixed interest rate (%) CHF/EUR	—	—	—	3.106	—
Average fixed interest rate (%) AUD/EUR	—	—	—	3.521	—
Average EUR/GBP exchange rate	—	—	1.173	—	—
Average AUD/EUR exchange rate	—	—	1.625	1.584	1.562
Average RON/EUR exchange rate	—	—	—	4.940	—
Average CHF/EUR exchange rate	—	—	—	1.002	—
Interest rate risk
Bond Forward instruments
Nominal	750	1,500	7,750	0	0	10,000
Average fixed interest rate (%) EUR	(0.124)	(0.889)	0.016	—	—
Exchange rate risk
Exchange instruments
Nominal	13	25	111	—	—
Average exchange rate GBP/EUR	1.148	1.146	1.138	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	3,593	4,870	8,034	—	—	16,497
Average BRL/EUR exchange rate	5.569	5.505	5.481	—	—
Average CLP/EUR exchange rate	916.724	936.166	987.202	—	—
Average COP/EUR exchange rate	—	4,525.656	—	—	—
Average GBP/EUR exchange rate	0.866	0.867	0.876	—	—
Average MXN/EUR exchange rate	20.078	20.589	20.210	—	—
Average USD/EUR exchange rate	—	1.129	1.081	—	—
Average PLN/EUR exchange rate	4.664	4.752	4.580	—	—
Average CAD/EUR exchange rate	—	1.461	—	—	—
Average CHF/EUR exchange rate	—	0.940	—	—	—
Average UYU/EUR exchange rate	43.235	43.521	44.400	—	—
Annual report 2024    722

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2022
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,032	1,248	2,348	24,115	8,809	37,552
Average fixed interest rate (%) GBP	—	2.036	2.036	1.856	2.036
Average fixed interest rate (%) EUR	0.569	(0.406)	0.278	2.396	1.674
Average fixed interest rate (%) CHF	—	—	—	0.530	—
Average fixed interest rate (%) JPY	—	—	—	0.465	—
Average fixed interest rate (%) CZK	—	—	—	1.650	—
Average fixed interest rate (%) NOK	—	—	—	—	2.327
Average fixed interest rate (%) AUD	—	1.073	—	—	—
Average fixed interest rate (%) USD	2.892	3.123	3.835	3.181	3.374
Average fixed interest rate (%) RON	—	—	—	3.610	—
Foreign exchange risk
Exchange and interest rate instruments
Nominal	250	899	2,064	—	—	3,213
Average GBP/EUR exchange rate	—	—	0.877	—	—
Average USD/EUR exchange rate	1.040	—	0.992	—	—
Average CNY/EUR exchange rate	7.172	7.252	7.159	—	—
Average AUD/EUR exchange rate	—	1.587	—	—	—
Average MXN/EUR exchange rate	—	21.529	—	—	—
Average JPY/EUR exchange rate	—	—	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	912	38	1,101	3,767	988	6,806
Average fixed interest rate (%) AUD/EUR	4.000	—	—	4.800	3.824
Average fixed interest rate (%) CZK/EUR	—	—	0.860	—	—
Average fixed interest rate (%) RON/EUR	—	4.520	—	5.130	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.580	—
Average fixed interest rate (%) JPY/EUR	0.568	—	—	1.442	1.360
Average fixed interest rate (%) NOK/EUR	—	—	—	3.010	3.762
Average fixed interest rate (%) CHF/EUR	—	—	—	1.243	—
Average fixed interest rate (%) EUR/GBP	—	5.170	—	—	—
Average fixed interest rate (%) NZD/EUR	—	—	—	—	—
Average fixed interest rate (%) USD/MXN	—	—	12.982	—	—
Average fixed interest rate (%) USD/COP	—	—	15.452	13.614	7.150
Average fixed interest rate (%) EUR/USD	—	—	—	(0.140)	—
Average fixed interest rate (%) USD/CLP	—	—	—	3.450	—
Average AUD/EUR exchange rate	1.499	—	—	1.499	1.545
Average CZK/EUR exchange rate	—	—	25.407	25.677	—
Average EUR/GBP exchange rate	—	1.162	—	—	—
Average EUR/USD exchange rate	—	—	—	0.945	—
Average HKD/EUR exchange rate	—	—	—	8.851	—
Average JPY/EUR exchange rate	133.840	—	—	130.227	118.180
Average NOK/EUR exchange rate	—	—	—	9.492	9.685
Average RON/EUR exchange rate	—	4.746	—	4.842	4.927
Average CHF/EUR exchange rate	—	—	1.092	1.105	—
Annual report 2024    723

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2022
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Average USD/CLP exchange rate	—	—	—	0.001	—
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average USD/MXN exchange rate	—	—	0.051	—	—
Credit risk
Credit risk instruments
Nominal	—	9	8	38	—	55
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	3	597	1,451	184	2,235
Average fixed interest rate (%) EUR/PEN	—	—	6.496	—	—
Average fixed rate (%) USD/COP	—		15.398	—	—
Average fixed interest rate (%) EUR/AUD	—	3.207	—	—	—
Average fixed interest rate (%) AUD/EUR	—	—	—	0.305	—
Average EUR/GBP exchange rate	—	—	1.084	1.173	—
Average AUD/EUR exchange rate	—	—	—	1.604	1.562
Average RON/EUR exchange rate	—	—	—	4.885	—
Average JPY/EUR exchange rate	—	—	—	120.568	—
Average CHF/EUR exchange rate	—	—	—	1.102	—
Average NOK/EUR exchange rate	—	—	—	—	10.242
Average CZK/EUR exchange rate	—	—	—	26.131	—
Average EUR/PEN exchange rate	—	—	0.252	—	—
Average EUR/AUD exchange rate	—	0.654	—	—	—
Interest rate risk
Bond Forward instruments
Nominal	2,250	4,500	11,453	10,000	—	28,203
Average fixed interest rate (%) EUR	(0.431)	(0.404)	(0.348)	(0.010)	—
Inflation risk
Bond Forward instruments
Nominal	—	—	700	—	—	700
Average fixed interest rate (%) EUR	—	—	0.322	—	—
Exchange rate risk
Exchange rate instruments
Nominal	11	22	99	0	0	132
Average GBP/EUR exchange rate	1.156	1.153	1.142	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	2,020	4,711	13,839	—	—	20,570
Average BRL/EUR exchange rate	6.554	5.797	5.866	—	—
Average CLP/EUR exchange rate	953.549	955.790	944.113	—	—
Average COP/EUR exchange rate	—	4,935.121	—	—	—
Average GBP/EUR exchange rate	0.869	0.873	0.876	—	—
Average MXN/EUR exchange rate	25.130	23.968	22.156	—	—
Average PLN/EUR exchange rate	—	—	1.158	—	—
Average USD/EUR exchange rate	4.832	4.837	4.991	—	—

Annual report 2024    724

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
At Santander Bank, National Association, Interest Rate Swaps are used to leave commercial loans at a fixed rate at a variable rate in USD indexed to 1-month Libor or SOFR, under cash flow hedges.
Annual report 2024    725

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Regarding the hedged items, the following table shows the detail of the type of hedging, the risk that is hedged and which products are being hedged at 31 December 2024, 2023 and 2022. The products that are being hedged are mainly borrowed deposits, financial deposits, loans, government bonds as assets and financial bonds as liabilities:

	EUR million
	31 December 2024
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	138,906	32,642	(1,412)	(1,200)	Loans and advances / Deposits and Debt securities / Debt securities issued	(461)	—	—
Interest rate risk	133,149	23,780	(1,345)	(1,176)		(343)	—	—
Exchange rate risk	2,017	1,562	1	3		(118)	—	—
Interest and Exchange rate risk	3,238	7,205	(68)	(27)		1	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	—	—	—	—		—	—	—
Base risk	502	—	—	—		—	—	—
Equity risk	—	95	—	—		(1)	—	—

Cash flow hedges						(564)	(478)	50
Interest rate risk						(156)	(794)	83
Exchange rate risk						(439)	213	19
Interest and Exchange rate risk						(40)	11	—
Inflation risk						69	82	(52)
Equity risk						2	10	—

Net foreign investments hedges	23,559	—				(420)	(8,002)	—
Exchange rate risk	23,559	—				(420)	(8,002)	—
	162,465	32,642	(1,412)	(1,200)		(1,445)	(8,480)	50
Annual report 2024    726

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	EUR million
	31 December 2023
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	134,095	26,946	(1,798)	(1,652)	Loans and advances / Deposits and Debt securities / Debt securities issued	1,928		—
Interest rate risk	130,672	19,176	(1,682)	(1,546)		1,757	—	—
Exchange rate risk	637	1,365	(1)	(3)		60	—	—
Interest and Exchange rate risk	2,786	6,405	(115)	(103)		111	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	—	—	—	—		—	—	—

Cash flow hedges						(1,824)	(813)	(173)
Interest rate risk						(2,182)	(797)	(77)
Exchange rate risk						500	(80)	—
Interest and Exchange rate risk						100	(144)	—
Inflation risk						(233)	196	(96)
Equity risk						(9)	12	—

Net foreign investments hedges	18,706	—				1,888	(8,684)	—
Exchange rate risk	18,706	—				1,888	(8,684)	—
	152,801	26,946	(1,798)	(1,652)		1,992	(9,497)	(173)
Annual report 2024    727

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	EUR million
	31 December 2022
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	126,665	59,837	(5,487)	(3,581)	Loans and advances / Deposits and Debt securities / Debt securities issued	(3,232)	—	—
Interest rate risk	121,605	53,239	(5,069)	(3,428)		(2,397)	—	—
Exchange rate risk	2,792	1,040	(284)	—		(7)	—	—
Interest and Exchange rate risk	2,126	5,558	(134)	(153)		(826)	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	142	—	—	—		(2)	—	—

Cash flow hedges						475	(3,353)	(225)
Interest rate risk						2,458	(2,973)	(75)
Exchange rate risk						(1,764)	(88)	(2)
Interest and Exchange rate risk						39	(309)	1
Inflation risk						(258)	14	(149)
Equity risk						—	3	—

Net foreign investments hedges	22,614	—				2,467	(6,750)	—
Exchange rate risk	22,614	—				2,467	(6,750)	—
	149,279	59,837	(5,487)	(3,581)		(290)	(10,103)	(225)

Annual report 2024    728

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for hedges items that are no longer adjusted by profit and loss of coverage as at 31 December 2024 is EUR 775 losses (EUR 1,006 million losses and EUR 756 million profits in 2023 and 2022, respectively).
The net impact of the hedges are shown in the following table:

	EUR million
	31 December 2024
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		22	Gains or losses financial assets/liabilities
Interest rate risk		30	—
Exchange rate risk		(17)	—
Interest rate and exchange rate risk		9	—

Cash flow hedges	558	(6)	—	(1,256)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	163	(12)	—	(1,166)
Exchange rate risk	312	20	—	319
Interest rate and exchange rate risk	155	(14)	—	(340)
Inflation risk	(70)	—	—	(69)
Equity risk	(2)	—	—	0

Net foreign investments hedges	420	—	—	—
Exchange rate risk	420	—		—
	978	16		(1,256)

	EUR million
	31 December 2023
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		59	Gains or losses financial assets/liabilities
Interest rate risk		72
Exchange rate risk		(38)
Interest rate and exchange rate risk		25

Cash flow hedges	2,592	4	Gains or losses financial assets/liabilities	(2,622)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	2,179	2		(1,647)
Exchange rate risk	7	(1)		(416)
Interest rate and exchange rate risk	164	2		(431)
Inflation risk	233	1		(128)
Equity risk	9	—		0

Net foreign investments hedges hedges	(1,888)	—		—
Exchange rate risk	(1,888)	—		—
	704	63		(2,622)
Annual report 2024    729

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	EUR million
	31 December 2022
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		119	Gains or losses financial assets/liabilities
Interest rate risk		155
Risk of Exchange rate		(16)
Risk of interest rate and exchange rate		(20)
Credit risk

Cash flow hedges	(3,016)	(45)	Gains or losses financial assets/liabilities	1,254	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	(2,458)	1		(370)
Exchange rate risk	(178)	(10)		2,130
Interest rate and exchange rate risk	(638)	(39)		587
Inflation risk	258	3		(1,093)
Equity risk	0	—		—

Net foreign investments hedges	(2,467)	—		—
Exchange rate risk	(2,467)	—		—
	(5,483)	74		1,254

Annual report 2024    730

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The following table shows the movement in the impact of equity for the year:

EUR million
	2024	2023	2022
Balance at beginning of year	(9,424)	(9,187)	(4,559)
Cash flow hedges
Interest rate risk	163	2,179	(2,458)
Amounts transferred to income statements	1,166	1,647	370
Gain or loss in value CFE - recognized in equity	(1,003)	532	(2,828)
Exchange rate risk	312	7	(178)
Amounts transferred to income statements	(319)	416	(2,130)
Gain or loss in value CFE - recognized in equity	631	(409)	1,952
Interest rate and exchange rate risk	155	164	(638)
Amounts transferred to income statements	340	431	(587)
Gain or loss in value CFE - recognized in equity	(185)	(267)	(51)
Inflation risk	(70)	233	258
Amounts transferred to income statements	69	128	1,093
Gain or loss in value CFE - recognized in equity	(139)	105	(835)
Equity risk	(2)	9	0
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	(2)	9	—
Net foreign investments hedges
Exchange rate risk	420	(1,888)	(2,467)
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	420	(1,888)	(2,467)
Minorities, taxes and others	146	(941)	855

Balance at end of year	(8,300)	(9,424)	(9,187)
37. Discontinued operations
No operations were discontinued in 2024, 2023 or 2022.
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
The detail of the main interest and similar income items earned in 2024, 2023 and 2022 is as follows:

EUR million
	2024	2023	2022
Loans and advances, central banks	1,728	1,959	1,606
Loans and advances, credit institutions	6,620	5,361	2,186
Debt instruments	16,120	14,501	10,416
Loans and advances, customers	77,781	70,619	54,110
Other interestA	10,486	12,812	3,112
	112,735	105,252	71,430
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
The detail of the main items of interest expense and similar charges accrued in 2024, 2023 and 2022 is as follows:

EUR million
	2024	2023	2022
Central banks deposits	1,745	2,178	706
Credit institution deposits	7,638	7,172	2,784
Customer deposits	36,465	33,238	16,994
Debt securities issued and subordinated liabilities	14,774	12,751	8,464
Marketable debt securities	13,377	11,702	7,472
Subordinated liabilities (note 23)	1,397	1,049	992
Provisions for pensions (note 25)	106	94	100
Lease Liabilities	126	130	116
Other interest expense	5,213	6,428	3,647
	66,067	61,991	32,811
Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.
Annual report 2024    731

40. Dividend income
Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The detail of income from dividends as follows:

EUR million
	2024	2023	2022
Dividend income classified as:
Financial assets held for trading	522	415	366
Non-trading financial assets mandatorily at fair value through profit or loss	71	68	35
Financial assets at fair value through other comprehensive income	121	88	87
	714	571	488
41. Commission income
Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of fee and commission income is as follows:

EUR million
	2024	2023	2022
Coming from collection and payment services
Bills	220	232	245
Demand accounts	1,504	1,457	1,526
Cards	4,207	4,278	4,012
Orders	704	698	625
Cheques and other	138	128	172
	6,773	6,793	6,580
Coming from non-banking financial products
Investment funds	1,462	1,092	1,017
Pension funds	194	178	167
Insurance	2,923	2,715	2,743
	4,579	3,985	3,927
Coming from Securities services
Securities underwriting and placement	598	511	438
Securities trading	472	348	339
Administration and custody	370	354	321
Asset management	254	341	446
	1,694	1,554	1,544
Other
Foreign exchange	907	846	822
Financial guarantees	562	486	433
Commitment fees	542	549	506
Other fees and commissions	2,545	2,108	2,055
	4,556	3,989	3,816
	17,602	16,321	15,867

42. Commission expense
Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of commission expense is as follows:

EUR million
	2024	2023	2022
Commissions assigned to third parties	2,686	2,644	2,554
Cards	1,854	1,891	1,872
By collection and return of effects	30	24	18
Other fees assigned	802	729	664
Other commissions paid	1,906	1,620	1,523
Brokerage fees on lending and deposit transactions	84	105	77
Sales of insurance and pension funds	459	358	340
Other fees and commissions	1,363	1,157	1,106
	4,592	4,264	4,077
43. Gains or losses on financial assets and liabilities
The following information is presented below regarding the gains or losses recorded for financial assets or liabilities:
a) Breakdown
The detail, by origin, of Gains/losses on financial assets and liabilities:

EUR million
	2024	2023	2022
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	(114)	96	149
Financial assets at amortized cost	(190)	(3)	34
Other financial assets and liabilities	76	99	115
Of which debt instruments	53	51	122
Gains or losses on financial assets and liabilities held for trading, netA	1,459	2,322	842
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	495	204	162
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, netA	691	(93)	968
Gains or losses from hedge accounting, net	16	63	74
	2,547	2,592	2,195
A.Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

Annual report 2024    732

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

As explained in note 44, the above breakdown should be analysed in conjunction with the 'Exchange differences, net':

EUR million
	2024	2023	2022
Exchange differences, net	(274)	41	(542)
b) Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

EUR million
	2024	2023	2022
Loans and receivables:	72,931	51,072	44,962
Central banks	12,966	17,717	11,595
Credit institutions	27,722	14,520	17,175
Customers	32,243	18,835	16,192
Debt instruments	85,990	66,079	45,079
Equity instruments	21,277	19,125	13,777
Derivatives	64,100	56,328	67,002
	244,298	192,604	170,820
Grupo Santander mitigates and reduces this exposure as follows:
•With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.
At 31 December 2024 the exposure to credit risk of the derivatives presented in the balance sheet is not significant because they are subject to netting and collateral agreements (see note 2.f).
•Loans and advances to credit institutions and Loans and advances includes reverse repos amounting to EUR 65,253 million at 31 December 2024.
Also, mortgage-backed assets totalled EUR 1,703 million.
•Debt instruments include EUR 68,506 million of Spanish and foreign government securities.
At 31 December 2024 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.
The detail of the amount of the liability balances is as follows:

EUR million
	2024	2023	2022
Deposits	87,374	80,503	62,620
Central banks	15,074	9,017	7,497
Credit institutions	27,909	19,597	11,754
Customer	44,391	51,889	43,369
Marketable debt securities	7,554	5,371	5,427
Short positions	35,830	26,174	22,515
Derivatives	57,753	50,589	64,891
Other financial liabilities	—	—	—
	188,511	162,637	155,453
At 31 December 2024, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.
In relation to liabilities designated at fair value through profit or loss where it has been determined at initial recognition that the credit risk is recorded in accumulated 'Other comprehensive income' (see 'Statement of recognised income and expense') the amount that the Group would be contractually obliged to pay on maturity of these liabilities at 31 December 2024 is EUR 1,851 million higher than their carrying amount (EUR 866 million higher at 31 December 2023 and EUR 1,044 million higher at 31 December 2022), no significant impact on results as its fair value is covered by hedging operations.
Within Deposits, there are repurchase agreements amounting to EUR 58,569 million at 31 December 2024.
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
Annual report 2024    733

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

45. Other operating income and expenses
Other operating income and Other operating expenses in the consolidated income statements include:

EUR million
	2024	2023	2022
Other operating income	803	1,104	1,510
Non- financial services	654	752	770
Other operating income	149	352	740
Other operating expense	(2,324)	(2,827)	(2,803)
Non-financial services	(498)	(674)	(661)
Other operating expense:	(1,826)	(2,153)	(2,142)
Of which, credit institutions deposit guarantee fund and single resolution fund	(536)	(1,119)	(1,258)
	(1,521)	(1,723)	(1,293)
In the 2024 financial year, it has been decided that there will be no contribution in Spain to the Single Resolution Fund, as well as a decrease in the contribution to the Deposit Guarantee Fund, by the Single Resolution Board (SRB) and the Deposit Guarantee Fund Management Committee, respectively.
The amount of the Group recognises in relation to income from sub-leases of rights of use is not material.

46. Staff costs
a) Breakdown
The detail of Staff costs is as follows:

EUR million
	2024	2023	2022
Wages and salaries	10,923	10,351	9,563
Social Security costs	1,714	1,637	1,441
Additions to provisions for defined benefit pension plans (note 25)	46	42	65
Contributions to defined contribution pension funds	357	310	296
Other Staff costs	1,288	1,386	1,182
	14,328	13,726	12,547
b) Headcount
The number of employees of Grupo Santander at 31 December 2024, 2023 and 2022 is 206,753, 212,764 and 206,462, respectively. For the years 2024, 2023 and 2022 the average number of employees of the Group is 209,371, 211,135 and 201,516 , respectively, being the average number of employees of Banco Santander, S.A. 23,839, 24,061 and 23,410, of which 15, 16 and 17 are executive directors and Senior management, respectively.

Annual report 2024    734

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The functional breakdown (final employment), by gender, at 31 December 2024 is as follows:

Functional breakdown by gender
	Senior executivesA				Other executivesB				Other employees
	Men	Women	Others	Not declared	Men	Women	Others	Not declared	Men	Women	Others	Not declared
Europe	959	443	—	1	8,850	5,096	1	6	32,654	39,201	3	37
North America	198	72	—	—	3,881	2,622	—	3	15,047	19,571	2	3
South America	299	146	—	—	3,982	2,996	—	1	32,507	38,172	—	—
	1,456	661	—	1	16,713	10,714	1	10	80,208	96,944	5	40
A.Senior Executives includes employees with job profiles under the following harmonized management levels: Senior Executive VP. Executive VP and VP.
B.Other Executives includes Directors, Mangers, Experts and Branch Managers.
The same information, expressed in percentage terms at 31 December 2024 is as follows:

Functional breakdown by gender
	Senior executivesA				Other executivesB				Other employees
	Men	Women	Others	Not declared	Men	Women	Others	Not declared	Men	Women	Others	Not declared
Europe	68%	32%	0%	0%	63%	37%	0%	0%	45%	55%	0%	0%
North America	73%	27%	0%	0%	60%	40%	0%	0%	43%	57%	0%	0%
South America	67%	33%	0%	0%	57%	43%	0%	0%	46%	54%	0%	0%
	69%	31%	0%	0%	61%	39%	0%	0%	45%	55%	0%	0%
A.Senior Executives includes employees with job profiles under the following harmonized management levels: Senior Executive VP. Executive VP and VP.
B.Other Executives includes Directors, Mangers, Experts and Branch Managers.
The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.
The number of employees in the Group with disabilities, distributed by professional categories, at 31 December 2024, is as follows:

Number of employeesA
2024
Senior executives	16
Other executives	267
Other employees	4,545
4,828
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
The number of Group employees with disabilities at 2023 and 2022, was 4,701 and 4,114, respectively.
Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2024 was 435 (428 and 331 employees during 2023 and 2022). At the end of fiscal year 2024, there were 432 employees (436 and 444 employees at 31 December, 2023 and 2022, respectively).
c) Share-based payments
The main share-based payments granted by the Group in force at 31 December, 2024, 2023 and 2022 are described below.
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
These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

Annual report 2024    735

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The plans that include share-based payments are as follows: (i) Deferred and Conditional Variable Remuneration Plan; (ii) Deferred Multiyear Objectives Variable Remuneration Plan; (iii) Digital Transformation Award, (iv) Digital Transformation Award 2022, Digital Transformation Award 2023 and (vi) Digital Transformation Award 2024. The characteristics of the plans are set forth below:

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023 and 2024)
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

Beneficiaries:
•Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as executives and employees who assume risks (fifth cycle)

•In the case of the sixth, seventh, eighth, ninth, tenth, eleventh twelfth, thirteenth cycle and fourteenth, the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

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

Twelfth (2022), thirteenth (2023) and fourteenth (2024) cycle:
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

T

Annual report 2024    736

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(ii)Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023 and 2024)
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

In the ninth cycle, half in cash and half in shares.

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
•Compliance with the fully-loaded common equity tier 1 ('CET1') ratio target for financial year 2018.
•Compliance with Grupo Santander’s underlying return on risk-weighted assets ('RoRWA') growth target for financial year 2018 compared to financial year 2015.

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
•Compliance with the fully-loaded common equity tier 1 ('CET1') ratio target for financial years 2019, 2020, 2021,2022 and 2023, respectively.

In the seventh (2022), eighth cycle (2023) and ninth cycle (2024), the metrics for the deferred portion subject to long-term objectives (two last fourths and last three fifths, for the cases of four years and five years deferrals) are:
•Banco Santander's consolidated Return on tangible equity (RoTE) target in 2024 (7th cycle), 2025 (8th cycle) and 2026 (9th cycle).
•Relative Total Shareholder Return (TSR) measured against a group of 9 credit institutions for the period 2022-2024 (7th cycle), 2023-2025 (8th cycle) and 2024-2026 (9th cycle).
•Progress level in the public targets of our Sustainability agenda.

Annual report 2024    737

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(iii) Digital Transformation Award (2019, 2020 and 2021)
The 2019, 2020 and 2021 Digital Transformation Incentive (the 'Digital Incentive') is a variable remuneration system that includes the delivery of Santander shares and share options.

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

Performance of 2019 incentive was measured based on achievement of the following milestones: (i) Launch of a Global Trade Services (GTS) platform; (ii) launch of a Global Merchant Services (GMS) platform; (iii) migration of our fully digital bank, OpenBank, to a 'next generation' platform and launch in 3 markets; (iv) extension of SuperDigital in Brazil to at least one other country; (v) and launch of our international payments app based on blockchain Pago FX to non-Santander customers.

The milestones for the 2020 Digital Transformation Award were: (i) rolling out the global merchant services (GMS) platform in 3 new geographies, enhancing the platform functionality and achieving volume targets for transactions and participating merchants; (ii) doing the commercial rollout of the global trade services (GTS) platform in 8 new geographies, enhancing platform functionality, and achieving volume targets for on-boarded clients and monthly active users; (iii) launching OpenBank in a new market and migrating the retail banking infrastructure to 'new-mode' bank; (iv) launch the global platform SuperDigital in at least 4 countries, driving target active user growth; (v) deploying machine learning across pre-defined markets for 4 priority use cases, rolling out Conversion Rate Optimization (Digital marketing) for at least 40 sales programs, delivering profit targets, and driving reduction of agent handled calls in contact centers; (vi) successfully implementing initiatives related to on-board and identity services, common API (application programming interface) layer, payment hubs, mobile app for SMEs and virtual assistant services; and (vii) launching the PagoFX global platform in at least 4 countries.

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

The total achievement for 2021 Digital Incentive was 77.5% (85% en 2020 and 83% en 2019).

Annual report 2024    738

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation base
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
(iv) Digital Transformation Award (2023)
The board of directors approved the 2023 Digital
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
(iv) Digital Transformation Award (2024)
The board of directors approved the 2024 Digital
Transformation Incentive. It is a variable remuneration scheme which delivers PagoNxt, S.L. RSUs, and is aimed at approximately to 50 employees whose roles are considered key to PagoNxt’s success.

With this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.
		And the performance conditions were focus on key digital projects related with PagoNxt's main businesses (Trade, Merchant and Payments) in its core geographies.	This incentive is structures in restricted stock units (RSUs) of PagoNxt S.L. in a percentage determined by the internal category of the beneficiary. The average achievement for 2024 was 77%.
Annual report 2024    739

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

ii. Santander UK plc
The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousand)	Exercise price in pounds sterlingA	Year granted	Employee group	Number of personsB	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/2022	25,936
Options granted (sharesave)	13,068	1.89	2022	Employees	4,362	01/11/22	01/11/25
						01/11/22	01/11/27
Options exercised	(242)	1.69
Options cancelled (net) or not exercised	(8,774)	2.59
Plans outstanding at 31/12/2022	29,988
Options granted (sharesave)	7,175	2.78	2023	Employees	4,752	01/11/23	01/11/26
						01/11/23	01/11/28
Options exercised	(5,980)	1.7
Options cancelled (net) or not exercised	(4,044)	2.53
Plans outstanding at 31/12/2023	27,139
Options granted (sharesave)	4,991	3.36	2024	Employees	4,107	01/11/24	01/11/27
						01/11/24	01/11/29
Options exercised	(4,004)	2.29
Options cancelled (net) or not exercised	(2,437)	2.37
Plans outstanding at 31/12/2024	25,689
A.At 31 December, 2024, 2023 and 2022, the euro/pound sterling exchange rate was 1.2099, 1.1525 and 1.1277 , respectively.
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

iii. Fair value
The fair value of the performance share plans was calculated as follows:
a) Deferred variable compensation plan linked to multi-year objectives 2022, 2023 and 2024:
The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2022, 2023 and 2024 and the levels of achievement of similar plans in comparable entities, it has been considered that the fair value is 70%.
b) Santander UK sharesave plans:
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was GBP 0.23 (GBP 0.33 and GBP 0.23 reported in 2023 and 2022, respectively).

Annual report 2024    740

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

47. Other general administrative expenses
a) Breakdown
The detail of Other general administrative expenses is as follows:

EUR million
	2024	2023	2022
Technology and systems	2,622	2,471	2,473
Property, fixtures and supplies (note 2.k)	846	818	804
Technical reports	737	809	785
Advertising	540	603	559
Taxes other than income tax	556	570	559
Communications	404	414	410
Surveillance and cash courier services	345	337	336
Per diems and travel expenses	239	218	163
Insurance premiums	102	95	108
Other administrative expenses	2,021	2,180	2,174
	8,412	8,515	8,371
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
b) Technical reports and other
Technical reports includes the fees from the various Group companies (detailed in the accompanying appendices) for the services provided by their respective auditors, the detail being as follows:

EUR million
	2024	2023	2022
Audit	120.1	117.5	115.4
Audit-related services	13.6	8.6	6.4
Tax services	0.9	1.6	0.5
All other	7.4	5.9	4.8
Total	142.0	133.6	127.1
The audit services and main non-audit services included for each item in the above breakdown are detailed as follows:
•Audit services: audit of the individual and consolidated financial statements of Banco Santander and its subsidiaries (which PwC or another network firm is the external auditor); audit of the interim consolidated financial statements of Banco Santander; integrated audits prepared in order to file the Form 20-F with the SEC and the internal control audits (SOx) for required Group's entities; limited reviews of financial statements; and regulatory reports required to the external auditors on Group's entities.
•Audit-related services: issuance of comfort letters, verification services of financial and non-financial information required by regulators, and other reviews of documentation to be submitted to domestic or foreign authorities that, due to their nature, are typically provided by the external auditor.
•Tax services: tax compliance and advisory services provided to Group companies mainly outside Spain, which have no direct effect on the audited financial statements and are permitted in accordance with the applicable independence regulations.
•Other services: agreed-upon procedure reports, assurance reports and special reports performed under the accepted profession's standards; as well as other reports required by the regulators.
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
Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 206.2 million in 2024 (EUR 174.1 million and EUR 185.5 million in 2023 and 2022, respectively).
c) Number of branches
The number of offices according to their geographical location at 31 December 2024, 2023 and 2022 is as follows:

Number of branches
	Group
	2024	2023	2022
Spain	1,877	1,924	1,966
Group	6,134	6,594	7,053
	8,011	8,518	9,019
Annual report 2024    741

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

48. Gains or losses on non financial assets, net
The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follows:

EUR million
	2024	2023	2022
Gains
Tangible and intangible assets	47	53	56
Investments	360	285	5
	407	338	61
Losses
Tangible and intangible assets	(36)	(25)	(49)
Investments	(4)	—	—
	(40)	(25)	(49)
	367	313	12
49. Gains or losses on non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

EUR million
Net balance	2024	2023	2022
Tangible assets	(24)	(20)	7
Impairment (note 12)	(92)	(51)	(94)
Gain (loss) on sale (note 12)	68	31	101
Other gains and other losses	(3)	—	—
	(27)	(20)	7
50. Fair value of financial instruments
a) Details
The following table summarises the fair values, at the end of each of the years indicated, of the financial assets and liabilities listed below, classified according to the different valuation methodologies used by the Group to determine their fair value:

EUR million
	2024			2023			2022
	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total
Financial assets held for trading	88,147	142,106	230,253	67,842	109,079	176,921	45,014	111,104	156,118
Non-trading financial assets mandatorily at fair value through profit or loss	2,037	4,093	6,130	1,765	4,145	5,910	1,800	3,913	5,713
Financial assets designated at fair value through profit or loss	2,744	5,171	7,915	2,746	7,027	9,773	1,976	7,013	8,989
Financial assets at fair value through other comprehensive income	67,680	22,218	89,898	64,631	18,677	83,308	64,216	21,023	85,239
Hedging derivatives (assets)	—	5,672	5,672	—	5,297	5,297	—	8,069	8,069
Financial liabilities held for trading	29,974	122,177	152,151	20,298	101,972	122,270	16,237	98,948	115,185
Financial liabilities designated at fair value through profit or loss	—	36,360	36,360	25	40,342	40,367	212	40,056	40,268
Hedging derivatives (liabilities)	—	4,752	4,752	—	7,656	7,656	—	9,228	9,228
Liabilities under insurance contracts	—	17,829	17,829	—	17,799	17,799	—	16,426	16,426
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products) and Risk (on a periodic basis, validation of pricing models and daily risk certification of market data, computation of risk metrics, new transaction approval policies, management control of market risk and implementation of fair value adjustment policies).
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
The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:
Annual report 2024    742

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Interest rate and inflation
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
Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex internal models. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.
Equity and foreign exchange
The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (Over-The-Counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or internal models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.
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
Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and internal CDO, the correlation is estimated from proxies or historical data when no other option is available.
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
Annual report 2024    743

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The CVA at 31 December 2024 amounted to EUR 272 million (resulting in a decrease of 7.2% compared to 31 December 2023) and DVA amounted to EUR 317 million (resulting in a decrease of 3.9% compared to 31 December 2023). These decreases are mainly due to the declines in the EUR and USD interest rate markets, lower inflation and the movements in credit markets whose spread levels have reduced moderately compared to those of December 2023.
The CVA at 31 December 2023 amounted to EUR 293 million (resulting in a decrease of 16.5% compared to 31 December 2022) and DVA amounted to EUR 330 million (resulting in a decrease of 9.3% compared to 31 December 2021). These decreases are mainly due to movements in credit markets whose spread levels have reduced moderately compared to those of December 2022, partially offset by the upward movement in interest rates.
The CVA at 31 December 2022 amounted to EUR 351 million (increase of 48% compared to 31 December 2021) and DVA amounted EUR 364 million (increase of 125% compared to 31 December 2021). The increase is mainly due to movements in credit markets whose spread levels have increased substantially compared to those at the end of 2021.
In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated annual accounts as of 31 December 2024, 2023 and 2022.
During 2024, the Group has continued to apply the criteria for classifying financial instruments within the levels of the fair value hierarchy established to comply with regulatory expectations. These criteria, based on information from the price contributors and real market transactions, represent a significant reduction in the use of expert judgement to determine observability and allow the measurement of the significance of non-observable valuation inputs based on objective criteria.
There has been increase in the instruments classified as Level 3, especially during the last quarter of the year. This increase has been due to increases in the portfolio due to new operations, with no significant reclassifications having been detected due to changes in the market observability conditions of the valuation inputs for the rest of the positions. The main increases include long-term repo/reverse repo operations, structured notes and short-term financing operations for which there is no observable market price based on the criteria used. These increases have been only partially offset by some non-material reclassifications in derivatives and energy positions due to access to new sources of observability and the sale of certain debt instruments.
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
The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:
•In the interest rate markets, the sources of model risk include interest rate indexes correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.
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
Annual report 2024    744

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 December 2024, 2023 and 2022:

EUR million
	Fair values calculated using internal models at
	2024A
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS	163,941	15,319
Financial assets held for trading	138,176	3,930
Central banksB	12,966	—	Present value method	Yield curves, FX market prices
Credit institutionsB	26,546	769	Present value method	Yield curves, FX market prices
CustomersB	24,602	1,801	Present value method	Yield curves, FX market prices
Debt and equity instruments	11,115	413	Present value method	Yield curves, FX market prices
Derivatives	62,947	947
Swaps	47,519	556	Present value method, Gaussian CopulaC	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,583	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,879	30	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate forwards	1,445	—	Present value method	Yield curves, FX market prices
Index and securities options	465	241	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	10,056	118	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	5,652	20
Swaps	5,390	20	Present value method	Yield curves, FX market prices, Basis
Interest rate options	2	—	Black's Model	Yield curves, FX market prices, Volatility surfaces
Other	260	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,505	2,588
Equity instruments	763	1,841	Present value method	Market price, Interest rates curves, Dividends and Others
Debt securities	205	242	Present value method	Yield curves
Loans and receivables	537	505	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	5,065	106
Credit institutions	408	—	Present value method	Yield curves, FX market prices
CustomersC	4,590	20	Present value method	Yield curves, FX market prices, HPI
Debt securities	67	86	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	13,543	8,675
Equity instruments	5	375	Present value method	Market price, Yield curves, Dividends and Others
Debt securities	9,644	1,047	Present value method	Yield curves, FX market prices
Loans and receivables	3,894	7,253	Present value method	Yield curves, FX market prices and Credit curves
Annual report 2024    745

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	Fair values calculated using internal models at
	2024A
	Level 2	Level 3	Valuation techniques	Main assumptions
LIABILITIES	179,766	1,352
Financial liabilities held for trading	121,243	934
Central banksB	13,300	—	Present value method	FX market prices, Yield curves
Credit institutionsB	26,284	—	Present value method	FX market prices, Yield curves
Customers	18,984	—	Present value method	FX market prices, Yield curves
Derivatives	56,205	934
Swaps	41,283	479	Present value method, Gaussian CopulaC	Yield curves, FX market prices, Basis, Liquidity, HPI
Interest rate options	2,295	79	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Exchange rate options	1,057	—	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,160	294	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Forwards on interest rate and variable income	1,276	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	9,134	82	Present value method, Advanced stochastic volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Short positions	6,470	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	4,740	12
Swaps	4,618	12	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	3	—	Black's Model	Yield curves , Volatility surfaces, FX market prices and Liquidity
Other	119	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or lossD	36,200	160	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	17,583	246	Present Value Method with actuarial techniques	Mortality tables and interest rate curves
A.Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
B.Includes mainly short-term loans/deposits and repurchase/reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
C.Includes, mainly, structured loans to corporate clients.
D.It mainly includes short-term deposits that are managed based on their fair value.
Annual report 2024    746

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2023A		2022A
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS	133,874	10,351	142,832	8,290
Financial assets held for trading	106,993	2,086	110,721	383
Central banksB	17,717	—	11,595	—	Present value method
Credit institutionsB	14,061	—	16,502	—	Present Value method
CustomersB	11,418	24	9,550	—	Present Value method
Debt and equity instruments	8,683	915	6,537	43	Present Value method
Derivatives	55,114	1,147	66,537	340
Swaps	44,987	577	54,367	139	Present Value method, Gaussian Copula
Exchange rate options	836	9	916	4	Black-Scholes Model
Interest rate options	2,210	153	2,681	39	Black's Model, advanced multifactor interest rate models
Interest rate forwards	33	—	113	—	Present Value method
Index and securities options	126	235	354	48	Black's Model, advanced multifactor interest rate models
Other	6,922	173	8,106	110	Present Value method, Advanced stochastic volatility models and other
Hedging derivatives	5,297	—	8,069	—
Swaps	4,665	—	6,687	—	Present Value method
Interest rate options	2	—	2	—	Black’s Model
Other	630	—	1,380	—	Present Value method, Advanced stochastic volatility models and other
Non-trading financial assets mandatorily at fair value through profit or loss	2,050	2,095	2,080	1,833
Equity instruments	815	1,495	643	1,269	Present Value method
Debt securities issued	539	313	809	325	Present Value method
Loans and receivables	696	287	628	239	Present Value method, swap asset model & CDS
Financial assets designated at fair value through profit or loss	6,846	181	6,586	427
Credit institutions	459	—	673	—	Present Value method
CustomersC	6,189	31	5,769	5	Present Value method
Debt securities	198	150	144	422	Present Value method
Financial assets at fair value through other comprehensive income	12,688	5,989	15,376	5,647
Equity instruments	5	492	9	700	Present Value method
Debt securities	9,638	559	11,869	229	Present Value method
Loans and receivables	3,045	4,938	3,498	4,718	Present Value method
Annual report 2024    747

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2023A		2022A
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
LIABILITIES	166,542	1,227	163,733	925
Financial liabilities held for trading	101,103	869	98,533	415
Central banksB	7,808	—	5,759	—	Present Value method
Credit institutionsB	17,862	—	9,796	—	Present Value method
Customers	19,837	—	12,226	—	Present Value method
Derivatives	49,380	869	64,147	415
Swaps	39,395	388	51,191	235	Present Value method, Gaussian Copula
Interest rate options	2,207	139	3,268	19	Black's Model, advanced multifactor interest rate models
Exchange rate options	549	8	769	0	Black-Scholes Model
Index and securities options	466	187	591	42	Black's Model, advanced multifactor interest rate models
Forwards on interest rate and variable income	101	—	807	—	Present Value method
Other	6,662	147	7,521	119	Present Value method, Advanced stochastic volatility models and other
Short positions	6,216	—	6,605	—	Present Value method
Hedging derivatives	7,650	6	9,214	14
Swaps	6,866	6	8,142	14	Present Value method
Interest rate options	1	—	0	—	Black’s Model
Other	783	—	1,072	—	Present Value method, Advanced stochastic volatility models and other
Financial liabilities designated at fair value through profit or lossD	40,313	29	39,905	151	Present Value method
Liabilities under insurance contracts	17,476	323	16,081	345	Present Value method with actuarial techniques
A.Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
B.Includes mainly short-term loans/deposits and repurchase/reverse repurchase with corporate customers (mainly brokerage and investment companies).
C.Includes, mainly, structured loans to corporate clients.
D.Includes, mainly, short-term deposits that are managed based on their fair value.

Annual report 2024    748

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The net amount recognised in profit and loss in 2024 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 523 profit (EUR 404 million profit in 2023 and EUR 90 million loss in 2022, respectively).
Annual report 2024    749

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

1.Valuation techniques
The table below shows the effect, at 31 December 2024, 2023 and 2022 on the fair value of the main financial instruments classified as level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.		n.a.	(0.05)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.06%	(4.50)	4.61
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		3.99%	(8.07)	8.02
Others	Discounted Cash Flows	Credit spread	10% - 90%		54.05%	(1.18)	1.45
Derivatives
Cap&Floor	Forward estimation	Interest rate	(2)bps - 2bps	0.00	bps	—	—
CCS	Discounted Cash Flows	Credit spread	158% - 165%		161.50%	(0.01)	0.01
CDS	Price	Credit spread	100% - 250%		178.83%	(0.09)	0.10
EQ Options	EQ option pricing model	Volatility	0% - 70%		41.25%	(0.48)	0.69
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(21.54)	21.54
FX Forward	Forward estimation	Swap Rate	0% - 15%		8.08%	(0.06)	0.07
FX Options	FX option pricing model	Volatility	0% - 40%		20.10%	(0.65)	0.66
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.78%	(0.21)	0.18
IR Options	IR option pricing model	Volatility	0% - 30%		17.34%	(0.16)	0.22
IRS	Others	Others	5% - n.a.		n.a.	(4.09)	—
IRS	Discounted Cash Flows	Credit spread	47.8% - 273.4%		155.36%	(1.91)	1.74
IRS	Discounted Cash Flows	Swap rate	1% - 99%		49.58%	(2.45)	2.41
Others	Forward estimation	Price	60bps - 300bps		181.50bps	(3.00)	3.08
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(3.39)	3.39
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%		50.00%	(0.63)	0.63
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2.0%		1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%		0.00%	(0.24)	0.24
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		3.96%	(3.63)	3.55
Annual report 2024    750

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(183.98)	183.98
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(18.61)	—
Loans	Discounted Cash Flows	Interest rate curve	3.4% - 6.5%	4.95%	(0.17)	0.17
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bps - 1bps	0bp	(30.36)	30.36
Loans	Forward estimation	Credit spread	150bps - 232bps	150bps	(1.96)	—
Loans	Market price	Market price	(5)% - 20%	0.01%	(4.91)	1.23
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(0.01)% - 0.01%	0.00%	(0.09)	0.09
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	1.6% - 5.2%	3.40%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(37.56)	37.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	42.20%	(0.11)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	45.30%	(0.03)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	47.12%	(4.77)	4.24
IRS	Discounted Cash Flows	Credit spread	34bps - 68bps	44bps	(4.09)	1.65
A.For each instrument, the valuation technique, the unobservable inputs are shown in the 'Main observable inputs' column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
B.The breakdown of impacts is shown by type of instrument and unobservable inputs.
C.The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

Annual report 2024    751

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.		n.a.	(0.08)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.01%	(1.90)	1.90
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		3.99%	(7.77)	7.72
Derivatives
CCS	Forward estimation	Interest rate	(6)bps - 6bps	0.40	bps	(0.90)	1.03
CDS	Credit default models	Illiquid credit default spread curves	100bps - 200bps	149.14	bps	(0.14)	0.14
EQ Options	EQ option pricing model	Volatility	0% - 70%		44.39%	(0.51)	0.89
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(1.26)	1.26
FX Options	FX option pricing model	Volatility	0% - 40%		20.81%	(0.55)	0.59
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.18%	(0.28)	0.16
IR Options	IR option pricing model	Volatility	0.4% - 32.2%		18.86%	(0.29)	0.41
IRS	Others	Others	5% - n.a.		n.a.	(1.25)	—
IRS	Discounted Cash Flows	Credit spread	2.6% - 8.3%		5.60%	(1.97)	2.18
IRS	Discounted Cash Flows	Swap rate	9.4% - 9.8%		9.60%	(1.01)	0.95
IRS	Forward estimation	Interest rate	(5.2)bps - 5.2bps	0.09	bps	(0.03)	0.03
IRS	Prepayment modelling	Prepayment rate	2.5% - 9.0%		8.92%	—	0.05
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(3.92)	3.92
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	(22.30)% - 27.20%		2.47%	(4.95)	4.95
Structured notes	Price based	Price	(10)% - 10%		0.00%	(1.53)	1.53
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%		1.55%	(0.21)	0.21
Mortgage portfolio	Black Scholes model	Growth rate	(5)%- 5%		0.00%	(0.23)	0.23
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		3.89%	(4.48)	4.25
Annual report 2024    752

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%		0.00%	(0.35)	0.35
Equity instruments
Equities	Price Based	Price	90% - 110%		100.00%	(149.49)	149.49
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.		n.a.	(20.8)	—
Loans	Discounted Cash Flows	Interest rate curve	4.6% - 9.0%		6.80%	(0.68)	0.68
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp		0bp	(20.3)	20.30
Loans	Forward estimation	Credit spread	167.7bps - 365.8bps	167.74	bps	(3.46)	—
Loans	Market price	Market price	(10)% - 20%		0.00%	(5.02)	2.51
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)% - 1%		0.00%	(0.09)	0.09
Government debt	Discounted Cash Flows	Interest rate	0% - 2%		0.99%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%		100.00%	(49.24)	49.24
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%		39.03%	(0.45)	0.25
CMS	Discounted Cash Flows	Volatility	10% - 90%		47.66%	—	—
FX Options	Volatility option model	Volatility	10% - 90%		28.09%	(0.45)	0.13
IRS	Discounted Cash Flows	Inflation Swap Rate	10% - 90%		39.03%	(0.45)	0.25
Swaptions	Volatility option model	Volatility	10% - 90%		35.55%	(0.21)	0.10
A.For each instrument, the valuation technique, the unobservable inputs are shown in the 'Main observable inputs' column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
B.The breakdown of impacts is shown by type of instrument and unobservable inputs.
C.The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.
Annual report 2024    753

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

2022
Portfolio/Instrument					Impacts (EUR million)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 20%	10.07%	(1.38)	1.40
Corporate debt	Price based	Market price	85% - 115%	100.00%	—	—
Government debt	Discounted Cash Flows	Discount curve	0% - 10%	4.92%	(8.34)	8.07
Derivatives
CCS	Discounted Cash Flows	Interest rate	(0.7)% - 0.7%	0.00%	—	—
CCS	Forward estimation	Interest rate	(4)bps - 4bps	0.42bps	(0.06)	0.07
CDS	Discounted Cash flows	Credit Spread	14.9bps - 42.1bps	21.99bps	(0.05)	0.02
EQ Options	EQ option pricing model	Volatility	0% - 90%	61.30%	(0.23)	0.48
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(1.05)	1.05
FRAs	Asset Swap model	Interest rate	0% - 6%	2.71%	(1.16)	0.95
Fx Swap	Others	Others	n.a.	n.a	(1.37)	1.37
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	0% - 10%	3.41%	(0.21)	0.11
Inflation Derivatives	Volatility option model	Volatility	0% - 40%	17.37%	(0.14)	0.11
IR Options	IR option pricing model	Volatility	0% -60%	35.82%	(0.30)	0.44
IRS	Asset Swap model	Interest rate	0% - 15%	9.20%	(0.05)	0.08
IRS	Discounted Cash Flows	Credit spread	1.25% - 6.29%	3.89%	(2.25)	2.47
IRS	Discounted Cash Flows	Swap rate	8.6% - 9.1%	8.84%	(0.02)	0.03
IRS	Forward estimation	Interest rate	(6)bps - 6bps	0.13bps	(0.04)	0.04
IRS	Others	Others	5% - n.a.	n.a	(11.58)	—
IRS	Prepayment modelling	Prepayment rate	2.5% - 6.2%	4.17%	(0.06)	0.05
Others	Forward estimation	Price	0% -2%	0.62%	(0.53)	0.24
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(5.75)	5.75
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%	1.05%	(0.18)	0.18
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.79)	0.79
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 10%	4.74%	(4.25)	3.83
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.01pbs	(0.33)	0.33
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.68)	0.68
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(126.87)	126.87

Annual report 2024    754

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a	(24.10)	—
Loans	Discounted Cash Flows	Interest rate curve	0.8% - 1.0%	0.88%	(0.08)	0.08
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0bp	(17.51)	17.51
Loans	Forward estimation	Credit spread	2.56% - 3.4%	2.56%	(0.49)	—
Debt securities
Government debt	Discounted Cash Flows	Interest rate	(0.4)% - 1.6%	0.63%	(0.01)	0.01
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(70.04)	70.04
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	40.73%	(0.29)	0.18
Financial liabilities designated at fair value through profit or loss
Loans and advances to customers
Repos/Reverse repos	Others	Long-term repo spread	n.a.	n.a.	(0.13)	—
A.For each instrument, the valuation technique, the unobservable inputs are shown in the 'Main observable inputs' column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
B.The breakdown of impacts is shown by type of instrument and unobservable inputs.
C.The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.
Annual report 2024    755

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

2. Movement of financial instruments classified as Level 3
Lastly, the changes in the financial instruments classified as Level 3 in 2024, 2023 and 2022 were as follows:

	01/01/2024	Changes						31/12/2024
EUR million	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	2,086	3,205	(813)	302	—	(715)	(135)	3,930
Credit entities	—	770	—	(1)	—	—	—	769
Customers	24	1,808	(24)	(7)	—	—	—	1,801
Debt securities	914	355	(384)	(39)	—	(377)	(56)	413
Equity instruments	1	—	—	(1)	—	—	—	—
Trading derivatives	1,147	272	(405)	350	—	(338)	(79)	947
Swaps	577	184	(278)	186	—	(152)	39	556
Exchange rate options	9	—	(1)	—	—	(6)	—	2
Interest rate options	153	13	(42)	(20)	—	(74)	—	30
Index and securities options	235	42	(44)	128	—	(106)	(14)	241
Other	173	33	(40)	56	—	—	(104)	118
Hedging derivatives (Assets)	—	—	—	15	—	(1)	6	20
Swaps	—	—	—	15	—	(1)	6	20
Financial assets at fair value through profit or loss	181	417	(300)	13	—	(201)	(4)	106
Loans and advances to customers	31	—	—	(5)	—	(23)	17	20
Debt securities	150	417	(300)	18	—	(178)	(21)	86
Non-trading financial assets mandatorily at fair value through profit or loss	2,095	719	(349)	73	—	132	(82)	2,588
Customers	287	390	(128)	(31)	—	41	(54)	505
Debt instruments	313	4	(96)	10	—	11	—	242
Equity instruments	1,495	325	(125)	94	—	80	(28)	1,841
Financial assets at fair value through other comprehensive income	5,989	6,707	(3,781)	—	(136)	6	(110)	8,675
Loans and advances	4,938	5,962	(3,685)	—	43	—	(5)	7,253
Debt securities	559	743	(81)	—	(74)	6	(106)	1,047
Equity instruments	492	2	(15)	—	(105)	—	1	375
TOTAL ASSETS	10,351	11,048	(5,243)	403	(136)	(779)	(325)	15,319
Financial liabilities held for trading	869	472	(200)	(95)	—	(266)	154	934
Trading derivatives	869	472	(200)	(95)	—	(266)	154	934
Swaps	388	371	(20)	(205)	—	(105)	50	479
Exchange rate options	8	—	(5)	—	—	(3)	—	—
Interest rate options	139	—	(54)	3	—	(10)	1	79
Index and securities options	187	54	(14)	113	—	(40)	(6)	294
Others	147	47	(107)	(6)	—	(108)	109	82
Hedging derivatives (Liabilities)	6	—	—	—	—	—	6	12
Swaps	6	—	—	—	—	—	6	12
Financial liabilities designated at fair value through profit or loss	29	41	(5)	1	—	94	—	160
Liabilities under insurance contracts	323	—	—	(26)	—	—	(51)	246
TOTAL LIABILITIES	1,227	513	(205)	(120)	—	(172)	109	1,352
Annual report 2024    756

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	01/01/2023	Changes						31/12/2023
EUR million	Fair value calculated using internal models (level 3)	Purchases /Issuances	Sales/Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	383	496	(149)	194	—	1,162	—	2,086
Debt securities	42	126	(63)	30	—	773	6	914
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	340	347	(86)	163	—	389	(6)	1,147
Swaps	139	90	(4)	179	—	191	(18)	577
Exchange rate options	4	1	—	4	—	—	—	9
Interest rate options	39	—	—	2	—	112	—	153
Index and securities options	48	132	(4)	(20)	—	76	3	235
Other	110	124	(78)	(2)	—	10	9	173
Financial assets at fair value through profit or loss	427	51	—	(21)	—	22	(298)	181
Loans and advances to customers	5	—	—	4	—	22	—	31
Debt securities	422	51	—	(25)	—	—	(298)	150
Non-trading financial assets mandatorily at fair value through profit or loss	1,833	345	(238)	107	—	(6)	54	2,095
Customers	239	99	(73)	13	—	—	9	287
Debt instruments	325	38	(48)	(5)	—	—	3	313
Equity instruments	1,269	208	(117)	99	—	(6)	42	1,495
Financial assets at fair value through other comprehensive income	5,647	3,322	(3,411)	—	(204)	231	404	5,989
Loans and advances	4,718	3,322	(3,408)	—	36	160	110	4,938
Debt securities	229	—	—	—	5	71	254	559
Equity instruments	700	—	(3)	—	(245)	—	40	492
TOTAL ASSETS	8,290	4,214	(3,798)	280	(204)	1,409	160	10,351
Financial liabilities held for trading	415	276	(167)	(118)	—	476	(13)	869
Trading derivatives	415	276	(167)	(118)	—	476	(13)	869
Swaps	235	53	(83)	(58)	—	257	(16)	388
Exchange rate options	—	6	—	2	—	—	—	8
Interest rate options	19	4	(5)	(16)	—	137	—	139
Index and securities options	42	88	(13)	(15)	—	82	3	187
Others	119	125	(66)	(31)	—	—	—	147
Hedging derivatives (Liabilities)	14	—	—	(3)	—	(5)	—	6
Swaps	14	—	—	(3)	—	(5)	—	6
Financial liabilities designated at fair value through profit or loss	151	32	(151)	(3)	—	0	0	29
Liabilities under insurance contracts	345	0	0	0	(40)	0	18	323
TOTAL LIABILITIES	925	308	(318)	(124)	(40)	471	5	1,227
Annual report 2024    757

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	01/01/2022	Changes						31/12/2022
EUR million	Fair value calculated using internal models (level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	537	91	(99)	(116)	—	(15)	(15)	383
Debt securities	22	2	(2)	15	—	2	3	42
Equity instruments	2	—	—	—	—	(1)	—	1
Trading derivatives	513	89	(97)	(131)	—	(16)	(18)	340
Swaps	224	1	(47)	(20)	—	4	(23)	139
Exchange rate options	12	—	(9)	2	—	—	(1)	4
Interest rate options	182	—	—	(142)	—	(1)	—	39
Index and securities options	41	27	(28)	29	—	(26)	5	48
Other	54	61	(13)	—	—	7	1	110
Financial assets at fair value through profit or loss	418	—	(9)	(31)	—	—	49	427
Credit entities	—	—	—	—	—	—	—	—
Loans and advances to customers	18	—	(9)	(5)	—	—	1	5
Debt securities	400	—	—	(26)	—	—	48	422
Non-trading financial assets mandatorily at fair value through profit or loss	1,865	521	(579)	98	—	(22)	(50)	1,833
Customers	268	276	(280)	(25)	—	—	—	239
Debt securities	366	51	(33)	(31)	—	(27)	(1)	325
Equity instruments	1,231	194	(266)	154	—	5	(49)	1,269
Financial assets at fair value through other comprehensive income	4,847	8,564	(8,029)	—	(172)	417	20	5,647
Loans and advances	3,880	8,471	(7,988)	—	1	349	5	4,718
Debt securities	146	91	(23)	—	—	—	15	229
Equity instruments	821	2	(18)	—	(173)	68	—	700
TOTAL ASSETS	7,667	9,176	(8,716)	(49)	(172)	380	4	8,290
Financial liabilities held for trading	160	328	(97)	35	—	(2)	(9)	415
Trading derivatives	160	328	(97)	35	—	(2)	(9)	415
Swaps	44	32	(16)	189	—	9	(23)	235
Exchange rate options	7	6	(14)	1	—	—	—	—
Interest rate options	26	56	(44)	(19)	—	—	—	19
Index and securities options	67	23	(19)	(32)	—	(11)	14	42
Securities and interest rate futures	—	—	—	—	—	—	—	—
Others	16	211	(4)	(104)	—	—	—	119
Financial liabilities designated at fair value through profit or loss	151	—	(3)	3	—	—	—	151
Liabilities under insurance contracts	318	—	—	(11)	—	—	38	345
TOTAL LIABILITIES	629	328	(100)	41	—	(2)	29	925
Annual report 2024    758

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

51. Other disclosures
a) Residual maturity periods
The detail, by maturity, of the balances of certain items in the consolidated balance sheet at 31 December 2024, 2023 and 2022 is presented below:

	31 December 2024
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	192,208	—	—	—	—	—	192,208
Financial assets at fair value through other comprehensive income	—	13,401	9,153	23,902	8,905	32,344	87,705
Debt securities	—	11,072	8,449	22,137	7,623	27,277	76,558
Loans and advances	—	2,329	704	1,765	1,282	5,067	11,147
Credits institutions	—	36	—	98	6	223	363
Customers	—	2,293	704	1,667	1,276	4,844	10,784
Financial assets at amortized cost	41,652	208,565	167,974	220,871	176,710	387,935	1,203,707
Debt securities	—	9,628	14,041	17,071	22,705	57,504	120,949
Loans and advances	41,652	198,937	153,933	203,800	154,005	330,431	1,082,758
Central banks	—	15,067	—	—	—	1,112	16,179
Credits institutions	6,208	23,550	4,166	5,760	1,843	14,010	55,537
Customers	35,444	160,320	149,767	198,040	152,162	315,309	1,011,042
	233,860	221,966	177,127	244,773	185,615	420,279	1,483,620
Liabilities
Financial liabilities at amortized cost	720,659	256,651	171,362	155,620	89,229	90,801	1,484,322
Deposits	707,418	213,220	121,914	46,431	21,510	15,946	1,126,439
Central banks	17	9,063	11,022	4,772	—	8	24,882
Credit institutions	13,948	27,149	19,300	15,655	6,477	7,483	90,012
Customer deposits	693,453	177,008	91,592	26,004	15,033	8,455	1,011,545
Marketable debt securitiesA	—	35,570	47,977	100,451	60,128	73,841	317,967
Other financial liabilities	13,241	7,861	1,471	8,738	7,591	1,014	39,916
	720,659	256,651	171,362	155,620	89,229	90,801	1,484,322
Difference (assets less liabilities)	(486,799)	(34,685)	5,765	89,153	96,386	329,478	(702)
A.Includes promissory notes, certificates of deposit and other short-term debt issues.
See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, notes and other securities) (see note 22).

Annual report 2024    759

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2023
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	220,342	—	—	—	—	—	220,342
Financial assets at fair value through other comprehensive income	—	13,544	9,234	19,372	14,162	25,235	81,547
Debt securities	—	13,078	8,433	18,432	12,764	20,858	73,565
Loans and advances	—	466	801	940	1,398	4,377	7,982
Credits institutions	—	—	—	—	313	—	313
Customers	—	466	801	940	1,085	4,377	7,669
Financial assets at amortized cost	40,687	202,066	171,494	232,190	158,556	386,410	1,191,403
Debt securities	—	12,281	14,114	18,608	11,281	47,275	103,559
Loans and advances	40,687	189,785	157,380	213,582	147,275	339,135	1,087,844
Central banks	—	18,730	—	—	—	1,352	20,082
Credits institutions	6,783	26,671	6,313	7,151	1,521	9,478	57,917
Customers	33,904	144,384	151,067	206,431	145,754	328,305	1,009,845
	261,029	215,610	180,728	251,562	172,718	411,645	1,493,292
Liabilities
Financial liabilities at amortized cost	711,093	246,898	182,516	161,784	88,527	77,885	1,468,703
Deposits	697,339	210,538	118,035	61,332	22,161	15,903	1,125,308
Central banks	168	20,224	6,941	16,846	4,581	22	48,782
Credit institutions	6,572	25,990	21,390	13,434	5,963	7,897	81,246
Customer deposits	690,599	164,324	89,704	31,052	11,617	7,984	995,280
Marketable debt securitiesA	—	28,371	63,440	92,554	57,639	61,204	303,208
Other financial liabilities	13,754	7,989	1,041	7,898	8,727	778	40,187
	711,093	246,898	182,516	161,784	88,527	77,885	1,468,703
Difference (assets less liabilities)	(450,064)	(31,288)	(1,788)	89,778	84,191	333,760	24,589
A.Includes promissory notes, certificates of deposit and other short-term debt issues.

Annual report 2024    760

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2022
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	223,073	—	—	—	—	—	223,073
Financial assets at fair value through other comprehensive income	—	19,215	5,425	15,377	17,693	25,588	83,298
Debt securities	—	19,011	4,528	13,884	16,631	21,029	75,083
Loans and advances	—	204	897	1,493	1,062	4,559	8,215
Customers	—	204	897	1,493	1,062	4,559	8,215
Financial assets at amortized cost	45,322	194,757	137,632	196,939	135,156	437,238	1,147,044
Debt securities	—	7,956	7,417	21,459	6,715	30,007	73,554
Loans and advances	45,322	186,801	130,215	175,480	128,441	407,231	1,073,490
Central banks	—	14,139	—	—	—	1,236	15,375
Credit institutions	7,565	22,578	2,756	3,580	139	9,900	46,518
Customers	37,757	150,084	127,459	171,900	128,302	396,095	1,011,597
	268,395	213,972	143,057	212,316	152,849	462,826	1,453,415
Liabilities
Financial liabilities at amortized cost	731,837	236,565	144,666	168,984	81,808	59,998	1,423,858
Deposits	718,366	193,092	96,667	82,663	19,343	1,756	1,111,887
Central banks	117	6,991	18,311	47,018	4,506	9	76,952
Credit institutions	7,172	30,557	15,901	9,670	3,925	1,357	68,582
Customer deposits	711,077	155,544	62,455	25,975	10,912	390	966,353
Marketable debt securitiesA	—	34,408	46,480	81,051	55,359	57,614	274,912
Other financial liabilities	13,471	9,065	1,519	5,270	7,106	628	37,059
	731,837	236,565	144,666	168,984	81,808	59,998	1,423,858
Difference (assets less liabilities)	(463,442)	(22,593)	(1,609)	43,332	71,041	402,828	29,557
A.Includes promissory notes, certificates of deposit and other short-term debt issues.
Annual report 2024    761

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The detail of the remaining contractual maturities of the existing financial liabilities at amortised cost at 31 December 2024, 2023 and 2022 is as follows:

	31 December 2024
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	699,007	207,554	117,431	43,090	19,248	15,796	1,102,126
Central banks	17	9,082	11,026	4,772	—	7	24,904
Credit institutions	13,634	27,170	19,258	15,674	6,482	7,462	89,680
Customer	685,356	171,302	87,147	22,644	12,766	8,327	987,542
Marketable debt securities	—	36,315	48,973	102,306	61,260	74,817	323,671
Other financial liabilities	13,241	7,861	1,471	8,738	7,591	1,014	39,916
	712,248	251,730	167,875	154,134	88,099	91,627	1,465,713

	31 December 2023
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	698,595	204,001	109,311	51,191	20,761	15,585	1,099,444
Central banks	168	20,334	6,853	16,846	4,581	35	48,817
Credit institutions	6,884	25,642	21,334	13,079	5,924	7,685	80,548
Customer	691,543	158,025	81,124	21,266	10,256	7,865	970,079
Marketable debt securities	—	28,258	62,935	91,492	56,944	60,166	299,795
Other financial liabilities	13,666	8,078	1,041	7,898	8,727	777	40,187
	712,261	240,337	173,287	150,581	86,432	76,528	1,439,426
.

	31 December 2022
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	718,366	192,609	96,482	82,618	19,354	1,595	1,111,024
Central banks	117	7,003	18,210	46,933	4,506	9	76,778
Credit institutions	7,172	30,548	15,808	9,722	3,924	1,190	68,364
Customer	711,077	155,058	62,464	25,963	10,924	396	965,882
Marketable debt securities	—	34,312	46,396	81,059	55,357	57,576	274,700
Other financial liabilities	13,471	9,065	1,519	5,270	7,106	626	37,057
	731,837	235,986	144,397	168,947	81,817	59,797	1,422,781
Annual report 2024    762

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December 2024, 2023 and 2022:

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	64,300	56,571	33,945	24,504	50,933	230,253
Derivatives	14,231	14,504	16,676	12,384	6,305	64,100
Equity instruments	—	—	—	—	16,636	16,636
Debt securities	6,930	21,305	15,319	11,944	27,148	82,646
Loans and advances	43,139	20,762	1,950	176	844	66,871
Central banks	1,241	11,725	—	—	—	12,966
Credits institutions	21,840	4,088	1,287	—	99	27,314
Customers	20,058	4,949	663	176	745	26,591
Financial assets designated at fair value through profit or loss	152	750	2,421	1,075	3,517	7,915
Debt securities	95	342	1,254	680	526	2,897
Loans and advances	57	408	1,167	395	2,991	5,018
Credit institutions	16	—	5	34	353	408
Customers	41	408	1,162	361	2,638	4,610
Non-trading financial assets mandatorily at fair value through profit or loss	794	8	29	102	5,197	6,130
Equity instruments	—	—	—	—	4,641	4,641
Debt securities	39	2	3	10	393	447
Loans and advances	755	6	26	92	163	1,042
Central banks	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—
Customers	755	6	26	92	163	1,042
Financial assets at fair value through other comprehensive income	—	—	—	—	2,193	2,193
Equity instruments	—	—	—	—	2,193	2,193
Hedging derivatives	1,786	1,423	957	800	706	5,672
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(61)	18	(569)	(50)	(42)	(704)
TOTAL FINANCIAL ASSETS	66,971	58,770	36,783	26,431	62,504	251,459

Annual report 2024    763

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	100,071	16,537	14,244	12,530	8,769	152,151
Derivatives	14,364	13,296	11,946	12,335	5,812	57,753
Shorts positions	28,548	2,931	1,199	195	2,957	35,830
Deposits	57,159	310	1,099	—	—	58,568
Central banks	13,300	—	—	—	—	13,300
Credits institutions	24,875	310	1,099	—	—	26,284
Customers	18,984	—	—	—	—	18,984
Financial liabilities designated at fair value through profit or loss	16,036	6,000	6,422	1,918	5,984	36,360
Deposits	15,193	4,860	4,037	490	4,226	28,806
Central banks	1,774	—	—	—	—	1,774
Credits institutions	1,035	133	15	49	393	1,625
Customers	12,384	4,727	4,022	441	3,833	25,407
Marketable debt securitiesA	843	1,140	2,385	1,428	1,758	7,554
Hedging derivatives	832	668	826	814	1,612	4,752
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	(5)	13	47	(64)	(9)
TOTAL FINANCIAL LIABILITIES	116,939	23,200	21,505	15,309	16,301	193,254
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	133,084	35,747	57,157	57,285	19,588	302,861
Financial guarantees granted	5,103	6,803	3,691	796	508	16,901
Other commitments granted	92,172	20,681	13,197	5,032	3,411	134,493
MEMORANDUM ITEMS	230,359	63,231	74,045	63,113	23,507	454,255
In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.
Annual report 2024    764

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	36,120	49,668	30,602	17,912	42,619	176,921
Derivatives	8,777	10,551	17,775	9,532	9,693	56,328
Equity instruments	—	—	—	—	15,057	15,057
Debt securities	7,598	18,315	10,274	8,137	17,800	62,124
Loans and advances	19,745	20,802	2,553	243	69	43,412
Central banks	1,146	16,571	—	—	—	17,717
Credits institutions	10,861	2,076	1,079	45	—	14,061
Customers	7,738	2,155	1,474	198	69	11,634
Financial assets designated at fair value through profit or loss	1,657	557	2,529	1,350	3,680	9,773
Debt securities	252	77	1,269	690	807	3,095
Loans and advances	1,405	480	1,260	660	2,873	6,678
Central banks	—	—	—	—	—	—
Credit institutions	26	22	3	15	393	459
Customers	1,379	458	1,257	645	2,480	6,219
Non-trading financial assets mandatorily at fair value through profit or loss	591	153	71	80	5,015	5,910
Equity instruments	—	—	—	—	4,068	4,068
Debt instruments	41	—	57	3	759	860
Loans and advances	550	153	14	77	188	982
Central banks	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—
Customers	550	153	14	77	188	982
Financial assets at fair value through other comprehensive income	—	—	—	—	1,761	1,761
Equity instruments	—	—	—	—	1,761	1,761
Hedging derivatives	1,188	412	1,535	937	1,225	5,297
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(237)	(225)	156	(402)	(80)	(788)
TOTAL FINANCIAL ASSETS	39,319	50,565	34,893	19,877	54,220	198,874
Annual report 2024    765

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	73,257	12,127	19,180	10,591	7,115	122,270
Derivatives	8,147	9,486	17,990	10,060	4,906	50,589
Shorts positions	21,381	1,288	765	531	2,209	26,174
Deposits	43,729	1,353	425	—	—	45,507
Central banks	7,808	—	—	—	—	7,808
Credits institutions	17,228	209	425	—	—	17,862
Customers	18,693	1,144	—	—	—	19,837
Financial liabilities designated at fair value through profit or loss	23,190	7,583	4,863	1,359	3,372	40,367
Deposits	22,688	6,459	3,223	338	2,288	34,996
Central banks	1,158	51	—	—	—	1,209
Credits institutions	1,161	57	84	61	372	1,735
Customers	20,369	6,351	3,139	277	1,916	32,052
Marketable debt securitiesA	502	1,124	1,640	1,021	1,084	5,371
Hedging derivatives	1,525	2,064	1,577	878	1,612	7,656
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(1)	(4)	36	(5)	29	55
TOTAL FINANCIAL LIABILITIES	97,971	21,770	25,656	12,823	12,128	170,348
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	125,083	31,658	55,344	47,204	20,300	279,589
Financial guarantees granted	7,870	4,734	1,654	686	491	15,435
Other commitments granted	81,146	17,448	9,699	3,386	1,594	113,273
MEMORANDUM ITEMS	214,099	53,840	66,697	51,276	22,385	408,297
Annual report 2024    766

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2022
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	44,770	27,562	29,753	20,177	33,856	156,118
Derivatives	7,631	9,983	23,156	15,533	10,699	67,002
Equity instruments	—	—	—	—	10,066	10,066
Debt securities	5,160	13,357	5,667	4,193	13,026	41,403
Loans and advances	31,979	4,222	930	451	65	37,647
Central banks	11,595	—	—	—	—	11,595
Credits institutions	13,650	2,852	—	—	—	16,502
Customers	6,734	1,370	930	451	65	9,550
Financial assets designated at fair value through profit or loss	236	756	2,732	1,691	3,574	8,989
Debt securities	68	77	1,026	599	772	2,542
Loans and advances	168	679	1,706	1,092	2,802	6,447
Credit institutions	6	181	23	4	459	673
Customers	162	498	1,683	1,088	2,343	5,774
Non-trading financial assets mandatorily at fair value through profit or loss	164	214	265	70	5,000	5,713
Equity instruments	—	—	—	—	3,711	3,711
Debt instruments	6	52	52	—	1,024	1,134
Loans and advances	158	162	213	70	265	868
Customers	158	162	213	70	265	868
Financial assets at fair value through other comprehensive income	—	—	—	—	1,941	1,941
Equity instruments	—	—	—	—	1,941	1,941
Hedging derivatives	2,200	1,076	1,356	1,451	1,986	8,069
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(734)	(498)	(1,178)	(1,036)	(303)	(3,749)
TOTAL FINANCIAL ASSETS	46,636	29,110	32,928	22,353	46,054	177,081

Annual report 2024    767

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	31 December 2022
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	51,621	12,012	23,669	18,273	9,610	115,185
Derivatives	7,749	9,671	22,479	16,955	8,037	64,891
Shorts positions	17,952	888	1,031	1,071	1,573	22,515
Deposits	25,920	1,453	159	247	—	27,779
Central banks	5,757	—	—	—	—	5,757
Credits institutions	7,963	1,435	151	247	—	9,796
Customers	12,200	18	8	—	—	12,226
Financial liabilities designated at fair value through profit or loss	25,180	3,984	4,389	1,796	4,918	40,268
Deposits	25,017	3,183	3,278	699	2,663	34,841
Central banks	1,702	38	—	—	—	1,740
Credits institutions	1,284	129	54	87	404	1,958
Customers	22,031	3,016	3,224	612	2,259	31,143
Marketable debt securitiesA	163	801	1,111	1,097	2,255	5,427
Hedging derivatives	947	1,469	3,650	1,159	2,003	9,228
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	11	(52)	(140)	20	44	(117)
TOTAL FINANCIAL LIABILITIES	77,759	17,413	31,568	21,248	16,575	164,564
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2022
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	120,962	32,538	50,875	54,033	15,667	274,075
Financial guarantees granted	7,023	3,586	1,427	441	379	12,856
Other commitments granted	66,716	16,152	7,119	1,517	1,168	92,672
MEMORANDUM ITEMS	194,701	52,276	59,421	55,991	17,214	379,603

Annual report 2024    768

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

b) Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent value in EUR million
	2024		2023		2022
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at central banks and other deposits on demand	109,932	—	114,410	—	122,391	—
Financial assets/liabilities held for trading	130,076	76,216	106,011	60,581	94,256	60,105
Non-trading financial assets mandatorily at fair value through profit or loss	3,208	—	3,291	—	3,210	—
Other financial assets/liabilities at fair value through profit or loss	793	13,844	1,721	12,699	1,085	19,929
Financial assets at fair value through other comprehensive income	60,861	—	60,516	—	62,046	—
Financial assets at amortized cost	777,226	—	773,504	—	747,138	—
Investments	2,103	—	1,689	—	1,296	—
Tangible assets	18,812	—	20,797	—	21,834	—
Intangible assets	12,282	—	12,772	—	11,881	—
Financial liabilities at amortized cost	—	938,844	—	937,917	—	893,531
Liabilities under insurance contracts	—	261	—	330	—	349
Other	25,891	22,385	26,236	25,740	23,886	24,372
	1,141,184	1,051,550	1,120,947	1,037,267	1,089,023	998,286
c) Fair value of financial assets and liabilities not measured at fair value
The fair value at year-end of the financial instruments (certain portfolios of loans and advances and debt securities, on the asset side, and deposits and debt securities, on the liability side) registered in the consolidated balance sheet at amortized cost is presented below:
i) Financial assets measured at other than fair value

EUR million
	2024					2023					2022
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	1,082,758	1,073,530	—	104,582	968,948	1,087,844	1,077,543	—	103,414	974,129	1,073,490	1,053,703	—	64,968	988,735
Debt securities	120,949	119,539	87,170	13,149	19,220	103,559	102,888	67,951	11,057	23,880	73,554	70,373	37,805	19,254	13,314
	1,203,707	1,193,069	87,170	117,731	988,168	1,191,403	1,180,431	67,951	114,471	998,009	1,147,044	1,124,076	37,805	84,222	1,002,049
ii) Financial liabilities measured at other than fair value

EUR million
	2024					2023					2022
LiabilitiesA	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	1,126,439	1,125,532	—	250,440	875,092	1,125,308	1,124,373	—	263,428	860,945	1,111,887	1,108,918	—	258,701	850,217
Debt securities	317,967	317,912	170,118	112,365	35,429	303,208	298,792	136,109	125,575	37,108	274,912	263,191	106,169	124,939	32,083
	1,444,406	1,443,444	170,118	362,805	910,521	1,428,516	1,423,165	136,109	389,003	898,053	1,386,799	1,372,109	106,169	383,640	882,300
A.At 31 December 2024, Grupo Santander had other financial liabilities that amounted to EUR 39,916 million, EUR 40,187 million in 2023 and EUR 37,059 million in 2022.
Annual report 2024    769

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The main valuation methods and inputs used in the estimates at 31 December 2024 of the fair values of the financial assets and liabilities in the foregoing table were as follows:
•Financial assets at amortised cost: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.
•Financial liabilities at amortised cost:
i) Deposits: the fair value of short term and on demand deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for deposits of similar remaining maturities.
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

Annual report 2024    770

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

d) Offsetting of financial instruments
Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2024, 2023 and 2022:

	31 December 2024
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	152,331	(82,559)	69,772
Reverse repurchase agreements	189,034	(67,488)	121,546
Total	341,365	(150,047)	191,318

	31 December 2023
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	149,508	(87,883)	61,625
Reverse repurchase agreements	179,580	(79,500)	100,080
Total	329,088	(167,383)	161,705

	31 December 2022
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	176,814	(101,743)	75,071
Reverse repurchase agreements	127,561	(48,949)	78,612
Total	304,375	(150,692)	153,683

	31 December 2024
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	145,064	(82,559)	62,505
Reverse repurchase agreements	223,141	(67,488)	155,653
Total	368,205	(150,047)	218,158

	31 December 2023
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	146,128	(87,883)	58,245
Reverse repurchase agreements	212,840	(79,500)	133,340
Total	358,968	(167,383)	191,585

	31 December 2022
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	175,862	(101,743)	74,119
Reverse repurchase agreements	148,715	(48,949)	99,766
Total	324,577	(150,692)	173,885

At 31 December 2024, Grupo Santander has offset other items amounting to EUR 811 million (EUR 910 million and EUR 1,024 million at 31 December 2023 and 2022, respectively).

At 31 December 2024 the balance sheet shows the amounts EUR 176,198 million (EUR 151,044 million and EUR 141,529 million at 31 December 2023 and 2022) on derivatives and repos as assets and EUR 209,121 million (EUR 180,539 million and EUR 157,572 million at 31 December 2023 and 2022, respectively) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.
Annual report 2024    771

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The segments are split by type of business and the geographic area in which profits are earned. Santander prepares the information by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
On September 18, 2023, Grupo Santander announced a change in the reportable segments to align the disclosed financial information to the new report structure, from the first 2024 three months period onwards.
The main changes, which have been applied to management information for all periods included in the annual accounts, relate to the following:
1.The totality of the Bank's businesses in every market has been consolidated into five global areas: Retail & Commercial Bank, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance and Payments, which became the new primary segments.
2.The changes made in financial information are as follows:
a.The former Retail Banking is divided into the new Retail & Commercial Banking and Digital Consumer Bank segments, while the country-based card business becomes part of the new Payments segment.
b.The results of activities primarily related to financial management, which are located in the countries, are fully allocated to the global business based on the segment generating the financial position in each unit.
c.Local corporate centres are allocated to the different global businesses.
d.The criteria for the distribution of revenues among the global businesses have been revised to better reflect the contribution of each of them to the Group.
3.The former core segments (Europe, North America, South America and Digital Consumer Bank, which is now called DCB Europe) became the new secondary segments. The published financial information for 2023 and 2022 regarding the regions, countries and Corporate Centre remain unchanged.
Grupo Santander recasted the corresponding information of earlier periods considering the changes included in this section to facilitate a homogeneous comparison.
The above-mentioned changes have no impact on the Group’s reported consolidated financial statements.
a) Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises six reportable segments: five operating areas plus the Corporate Centre. The operating areas are:
•Retail & Commercial Banking (Retail): new area that integrates the retail banking business (individuals) and commercial banking (SMEs and corporates), except for business originated in the consumer finance and the cards businesses.
•Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer.
•Corporate & Investment Banking (CIB): this business, which includes Global Transactional Banking, Global Banking (Global Debt Finance and Corporate Finance) and Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
•Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management) and the insurance business (Santander Insurance).
•Payments: digital payments solutions, providing global technology solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries).
In addition to these operating units, both primary and secondary, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As Grupo Santander’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortization of goodwill but not the costs related to the Grupo Santander’s central services (charged to the areas), except for corporate and institutional expenses related to the Grupo Santander’s functioning.
There are no customers located in any of the areas that generate income exceeding 10% of Total income.
Annual report 2024    772

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The main masses of the balance sheets of the different segments, summarized, are indicated below:

EUR million
	2024
Balance sheet (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Loans and advances to customers	608,945	207,104	184,923	24,479	22,840	5,778	1,054,069
Customer deposits	661,152	128,975	202,355	60,986	1,038	1,430	1,055,936
Memorandum items
Gross loans and advances to customersA	609,490	215,160	136,818	24,611	24,614	5,853	1,016,546
Customers funds	747,567	137,122	152,450	171,866	1,038	1,299	1,211,342
Customer depositsB	649,619	128,933	136,672	60,058	1,038	1,299	977,620
Investment funds	97,948	8,189	15,777	111,807	—	—	233,722

EUR million
	2023
Balance sheet (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Loans and advances to customers	618,113	199,158	168,960	22,509	22,045	5,565	1,036,349
Customer deposits	666,578	115,446	203,713	58,507	1,418	1,508	1,047,169
Memorandum items
Gross loans and advances to customersA	618,773	206,649	137,578	22,603	23,709	5,640	1,014,951
Customers funds	725,971	120,996	169,839	157,142	1,418	1,508	1,176,874
Customer depositsB	638,169	114,334	155,274	57,643	1,418	1,508	968,346
Investment funds	87,802	6,662	14,565	99,499	—	—	208,528

EUR million
	2022
Balance sheet (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Loans and advances to customers	622,933	189,623	173,397	22,127	22,140	5,785	1,036,004
Customer deposits	616,601	103,021	230,194	58,324	688	895	1,009,722
Memorandum items
Gross loans and advances to customersA	629,478	196,878	142,646	22,247	22,161	5,779	1,019,188
Customers funds	675,028	108,824	195,814	149,135	688	895	1,130,385
Customer depositsB	598,110	102,946	186,678	57,014	688	895	946,331
Investment funds	76,918	5,878	9,136	92,121	—	—	184,053

A.Excluding reverse repos.
B.Excluding repos.
Annual report 2024    773

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The condensed income statements for the primary segments are as follows:

EUR million
	2024
Underlying income statement (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Net interest incomeA	27,942	10,777	4,020	1,627	2,609	(308)	46,668
Net fee income	4,681	1,508	2,548	1,489	2,793	(11)	13,010
Gains (losses) on financial transactionsB	812	(4)	1,619	213	41	(408)	2,273
Other operating incomeC	(974)	635	156	332	61	50	260
Total income	32,461	12,916	8,343	3,661	5,505	(676)	62,211
Administrative expenses, depreciation and amortisation	(12,877)	(5,183)	(3,807)	(1,313)	(2,475)	(379)	(26,034)
Net operating incomeD	19,584	7,733	4,537	2,348	3,030	(1,055)	36,177
Net loan-loss provisionsE	(5,845)	(4,562)	(174)	(41)	(1,714)	3	(12,333)
Other gains (losses) and provisionsF	(2,865)	(939)	(353)	(48)	(347)	(265)	(4,817)
Operating profit/(loss) before tax	10,874	2,232	4,009	2,259	969	(1,317)	19,027
Tax on profit	(3,091)	(295)	(1,065)	(531)	(464)	162	(5,283)
Profit from continuing operations	7,783	1,938	2,944	1,728	505	(1,155)	13,744
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	7,783	1,938	2,944	1,728	505	(1,155)	13,744
Non-controlling interests	(520)	(275)	(204)	(79)	(92)	1	(1,170)
Attributable profit to the parent	7,263	1,663	2,740	1,650	413	(1,154)	12,574
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
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 41 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition EUR 41 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Annual report 2024    774

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2023
Underlying income statement (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Net interest incomeA	25,550	10,221	3,594	1,513	2,424	(41)	43,261
Net fee income	4,497	1,229	2,131	1,262	2,952	(13)	12,057
Gains (losses) on financial transactionsB	854	116	1,795	170	1	(302)	2,633
Other operating incomeC	(1,146)	730	7	266	(79)	(83)	(304)
Total income	29,754	12,296	7,527	3,210	5,298	(439)	57,647
Administrative expenses, depreciation and amortisation	(12,825)	(5,263)	(3,387)	(1,216)	(2,344)	(391)	(25,425)
Net operating incomeD	16,930	7,033	4,140	1,994	2,954	(829)	32,222
Net loan-loss provisionsE	(6,540)	(4,106)	(165)	17	(1,666)	2	(12,458)
Other gains (losses) and provisionsF	(2,401)	(250)	(181)	(18)	(84)	(134)	(3,066)
Operating profit/(loss) before tax	7,989	2,677	3,795	1,994	1,205	(961)	16,698
Tax on profit	(1,927)	(426)	(1,137)	(454)	(509)	(36)	(4,489)
Profit from continuing operations	6,062	2,251	2,658	1,540	696	(998)	12,209
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	6,062	2,251	2,658	1,540	696	(998)	12,209
Non-controlling interests	(403)	(350)	(219)	(73)	(89)	—	(1,133)
Attributable profit to the parent	5,659	1,901	2,440	1,467	607	(998)	11,076
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
D.'Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.
E.'Net Loan loss provisions' refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 24 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
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
Annual report 2024    775

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2022
Underlying income statement (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Net interest incomeA	22,093	10,121	3,816	883	2,359	(652)	38,619
Net fee income	4,672	1,269	1,922	1,293	2,653	(19)	11,790
Gains (losses) on financial transactionsB	1,141	144	962	108	20	(723)	1,653
Other operating incomeC	(913)	856	3	394	(158)	(91)	92
Total income	26,994	12,391	6,703	2,678	4,874	(1,485)	52,154
Administrative expenses, depreciation and amortisation	(12,059)	(5,197)	(2,901)	(1,104)	(2,271)	(372)	(23,903)
Net operating incomeD	14,935	7,194	3,802	1,574	2,604	(1,857)	28,251
Net loan-loss provisionsE	(5,887)	(3,222)	(257)	(21)	(1,132)	10	(10,509)
Other gains (losses) and provisionsF	(1,950)	(91)	(166)	(37)	(74)	(174)	(2,492)
Operating profit/(loss) before tax	7,099	3,880	3,379	1,516	1,398	(2,021)	15,250
Tax on profit	(1,676)	(881)	(955)	(346)	(603)	(27)	(4,486)
Profit from continuing operations	5,423	3,000	2,424	1,170	795	(2,048)	10,764
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	5,423	3,000	2,424	1,170	795	(2,048)	10,764
Non-controlling interests	(406)	(389)	(191)	(69)	(103)	1	(1,159)
Attributable profit to the parent	5,017	2,610	2,233	1,101	693	(2,049)	9,605
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
Annual report 2024    776

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

b) Secondary segments
At this secondary level, Grupo Santander is structured into Europe, DCB Europe, North America and South America:
•Europe: which comprises all business activity carried out in the region, except that included in Digital Consumer Bank.
•DCB Europe: includes Santander Consumer Finance, which incorporates the entire consumer finance business in Europe, Openbank and ODS.
•North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of Santander Bank (SBNA), Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, Santander's New York branch and Santander US Capital Markets (SanCap).
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

Annual report 2024    777

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The condensed balance sheets of the different secondary segments are indicated below:

EUR million
	2024
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank Europe	Corporate centre	Intra-group eliminations	Total
Total assets	984,151	307,801	311,218	173,775	240,948	(180,815)	1,837,081
Total liabilities	940,831	283,200	285,790	160,264	151,585	(91,916)	1,729,754
Total equity	43,320	24,601	25,428	13,512	89,363	(88,899)	107,327
Other customer funds under management	129,784	21,613	77,846	1,243	—	—	230,485
Other non-managed marketed customer funds	34,610	21,331	1,165	4,896	—	—	62,002

EUR million
	2023
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank Europe	Corporate centre	Intra-group eliminations	Total
Total assets	955,344	294,827	325,049	166,796	254,705	(199,660)	1,797,062
Total liabilities	911,173	271,183	299,155	153,355	166,809	(108,854)	1,692,821
Total equity	44,171	23,644	25,894	13,441	87,896	(90,806)	104,241
Other customer funds under management	111,933	18,733	78,076	996	—	—	209,737
Other non-managed marketed customer funds	26,390	18,503	1,087	4,057	—	—	50,036

EUR million
	2022
Balance sheet (condensed)	Europe	North America	South America	Digital Consumer Bank Europe	Corporate centre	Intra-group eliminations	Total
Total assets	958,207	288,595	292,925	151,015	262,218	(218,301)	1,734,659
Total liabilities	915,167	262,931	268,417	137,986	178,651	(126,078)	1,637,074
Total equity	43,040	25,664	24,508	13,029	83,567	(92,223)	97,585
Other customer funds under management	100,178	15,571	65,251	880	—	—	181,880
Other non-managed marketed customer funds	23,305	20,908	1,077	3,089	—	—	48,379
Annual report 2024    778

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The condensed income statements are as follows:

EUR million
	2024
Underlying income statement (condensed)	Europe	North America	South America	DCB Europe	Corporate Centre	Total
Net interest incomeA	16,720	10,330	15,566	4,361	(308)	46,668
Net fee income	4,659	2,594	4,864	902	(11)	13,010
Gains (losses) on financial transactionsB	1,357	747	601	(24)	(408)	2,273
Other operating incomeC	774	243	(1,247)	440	50	260
Total income	23,510	13,915	19,783	5,679	(676)	62,211
Administrative expenses, depreciation and amortisation	(9,407)	(6,701)	(6,943)	(2,604)	(379)	(26,034)
Net operating incomeD	14,102	7,214	12,841	3,075	(1,055)	36,177
Net loan-loss provisionsE	(1,862)	(3,786)	(5,478)	(1,209)	3	(12,333)
Other gains (losses) and provisionsF	(2,111)	(336)	(1,369)	(735)	(265)	(4,817)
Operating profit/(loss) before tax	10,129	3,091	5,993	1,131	(1,317)	19,027
Tax on profit	(3,065)	(509)	(1,617)	(255)	162	(5,283)
Profit/(loss) from continuing operations	7,064	2,582	4,376	876	(1,155)	13,744
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	7,064	2,582	4,376	876	(1,155)	13,744
Non-controlling interests	(420)	(3)	(513)	(234)	1	(1,170)
Attributable profit/(loss) to the parent	6,644	2,579	3,863	642	(1,154)	12,574
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
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 41 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 41 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Annual report 2024    779

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2023
Underlying income statement (condensed)	Europe	North America	South America	DCB Europe	Corporate Centre	Total
Net interest incomeA	15,910	10,159	13,040	4,193	(41)	43,261
Net fee income	4,399	2,192	4,684	796	(13)	12,057
Gains (losses) on financial transactionsB	1,033	505	1,280	117	(302)	2,633
Other operating incomeC	97	318	(1,033)	396	(83)	(304)
Total income	21,439	13,174	17,971	5,502	(439)	57,647
Administrative expenses, depreciation and amortisation	(9,030)	(6,465)	(6,920)	(2,618)	(391)	(25,425)
Net operating incomeD	12,409	6,708	11,050	2,884	(829)	32,222
Net loan-loss provisionsE	(2,533)	(3,733)	(5,401)	(792)	2	(12,458)
Other gains (losses) and provisionsF	(1,681)	(138)	(1,041)	(72)	(134)	(3,066)
Operating profit/(loss) before tax	8,195	2,837	4,608	2,019	(961)	16,698
Tax on profit	(2,371)	(468)	(1,121)	(493)	(36)	(4,489)
Profit/(loss) from continuing operations	5,824	2,369	3,487	1,526	(998)	12,209
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	5,824	2,369	3,487	1,526	(998)	12,209
Non-controlling interests	(342)	(15)	(449)	(327)	—	(1,133)
Attributable profit/(loss) to the parent	5,482	2,354	3,038	1,199	(998)	11,076
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
Annual report 2024    780

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2022
Underlying income statement (condensed)	Europe	North America	South America	DCB Europe	Corporate Centre	Total
Net interest incomeA	12,565	9,705	12,979	4,022	(652)	38,619
Net fee income	4,493	1,958	4,515	843	(19)	11,790
Gains (losses) on financial transactionsB	821	204	1,291	60	(723)	1,653
Other operating incomeC	151	449	(761)	344	(91)	92
Total income	18,030	12,316	18,024	5,269	(1,485)	52,154
Administrative expenses, depreciation and amortisation	(8,523)	(5,871)	(6,675)	(2,462)	(372)	(23,903)
Net operating incomeD	9,507	6,445	11,349	2,807	(1,857)	28,251
Net loan-loss provisionsE	(2,396)	(2,538)	(5,041)	(544)	10	(10,509)
Other gains (losses) and provisionsF	(1,629)	(118)	(544)	(27)	(174)	(2,492)
Operating profit/(loss) before tax	5,482	3,789	5,764	2,236	(2,021)	15,250
Tax on profit	(1,492)	(869)	(1,549)	(549)	(27)	(4,486)
Profit/(loss) from continuing operations	3,990	2,920	4,215	1,687	(2,048)	10,764
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	3,990	2,920	4,215	1,687	(2,048)	10,764
Non-controlling interests	(179)	(43)	(557)	(379)	1	(1,159)
Attributable profit/(loss) to the parent	3,811	2,877	3,658	1,308	(2,049)	9,605
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
Annual report 2024    781

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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

EUR million
2024
Reconciliation of statutory results to underlying results	Statutory results	Adjustments	Underlying results
Net interest incomeA	46,668	—	46,668
Net fee income	13,010	—	13,010
Gains (losses) on financial transactionsB	2,273	—	2,273
Other operating incomeC	(75)	335	260
Total income	61,876	335	62,211
Administrative expenses, depreciation and amortisation	(26,034)	—	(26,034)
Net operating incomeD	35,842	335	36,177
Net loan-loss provisionsE	(12,685)	352	(12,333)
Other gains (losses) and provisionsF	(4,130)	(687)	(4,817)
Operating profit/(loss) before tax	19,027	—	19,027
Tax on profit	(5,283)	—	(5,283)
Adjusted profit for the year from continuing operations	13,744	—	13,744
Profit from discontinued operations (net)	—	—	—
Consolidated profit/(loss)	13,744	—	13,744
Non-controlling interests	(1,170)	—	(1,170)
Attributable profit/(loss) to the parent	12,574	—	12,574
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
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 41 mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for an addition of EUR 41 mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•Temporary levy on revenue in Spain in the first quarter, totalling EUR 335 million, which was moved from total income to other gains (losses) and provisions.
•Provisions which strengthen the balance sheet in Brazil of EUR 352 million in the second quarter (EUR 174 million net of tax and minority interests).

Annual report 2024    782

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
2023
Reconciliation of statutory results to underlying results	Statutory results	Adjustments	Underlying results
Net interest incomeA	43,261	—	43,261
Net fee income	12,057	—	12,057
Gains (losses) on financial transactionsB	2,633	—	2,633
Other operating incomeC	(528)	224	(304)
Total income	57,423	224	57,647
Administrative expenses, depreciation and amortisation	(25,425)	—	(25,425)
Net operating incomeD	31,998	224	32,222
Net loan-loss provisionsE	(12,932)	474	(12,458)
Other gains (losses) and provisionsF	(2,607)	(459)	(3,066)
Operating profit/(loss) before tax	16,459	239	16,698
Tax on profit	(4,276)	(213)	(4,489)
Adjusted profit for the year from continuing operations	12,183	26	12,209
Profit from discontinued operations (net)	—	—	—
Consolidated profit/(loss)	12,183	26	12,209
Non-controlling interests	(1,107)	(26)	(1,133)
Attributable profit/(loss) to the parent	11,076	—	11,076
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
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 24 mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of EUR 24 mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations
Explanation of adjustments:
•Temporary levy on revenue in Spain in the first quarter, totalling EUR 224 million, which was moved from total income to other gains (losses) and provisions.
• Additional provisions for specific cases in the wholesale portfolio of Brazil for an amount of EUR 235 million, net of tax and non-controlling interests (EUR 474 million recorded in net loan-loss provisions, EUR 213 million positive impact in tax and EUR 26 million in non-controlling interests).

Annual report 2024    783

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
2022
Reconciliation of statutory results to underlying results	Statutory results	Adjustments	Underlying results
Net interest incomeA	38,619	—	38,619
Net fee income	11,790	—	11,790
Gains (losses) on financial transactionsB	1,653	—	1,653
Other operating incomeC	55	37	92
Total income	52,117	37	52,154
Administrative expenses, depreciation and amortisation	(23,903)	—	(23,903)
Net operating incomeD	28,214	37	28,251
Net loan-loss provisionsE	(10,836)	327	(10,509)
Other gains (losses) and provisionsF	(2,128)	(364)	(2,492)
Operating profit/(loss) before tax	15,250	0	15,250
Tax on profit	(4,486)	—	(4,486)
Adjusted profit for the year from continuing operations	10,764	0	10,764
Profit from discontinued operations (net)	—	—	—
Consolidated profit/(loss)	10,764	0	10,764
Non-controlling interests	(1,159)	—	(1,159)
Attributable profit/(loss) to the parent	9,605	0	9,605
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
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 27 mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 27 mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•Mainly, payment holidays in Poland.
Annual report 2024    784

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

53. Related parties
The parties related to the Group are deemed to include, in addition to its associates and joint ventures, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
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

EUR million
	2024
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,783	—	14	226
Cash, cash balances at central banks and other deposits on demand	163	—	—	—
Loans and advances: credit institutions	407	—	—	—
Loans and advances: customers	9,750	—	14	221
Debt securities	229	—	—	5
Others	234	—	—	—

Liabilities	3,243	9	7	292
Financial liabilities: credit institutions	228	—	—	—
Financial liabilities: customers	2,810	9	7	292
Marketable debt securities	—	—	—	—
Others	205	—	—	—

Income statement	1,776	—	—	4
Interest income	508	—	—	9
Interest expense	(153)	—	—	(5)
Gains/losses on financial assets and liabilities and others	(11)	—	—	—
Commission income	1,535	—	—	1
Commission expense	(103)	—	—	(1)

Other	4,712	4	3	216
Financial guarantees granted and Others	18	3	2	64
Loan commitments and Other commitments granted	317	1	1	20
Derivative financial instruments	4,377	—	—	132
Annual report 2024    785

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2023
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,497	—	12	186
Cash, cash balances at central banks and other deposits on demand	154	—	—	—
Loans and advances: credit institutions	405	—	—	—
Loans and advances: customers	9,275	—	12	185
Debt securities	391	—	—	1
Others	272	—	—	—

Liabilities	2,480	14	5	150
Financial liabilities: credit institutions	463	—	—	—
Financial liabilities: customers	1,727	14	5	150
Marketable debt securities	—	—	—	—
Others	290	—	—	—

Income statement	1,698	—	—	11
Interest income	427	—	—	9
Interest expense	(149)	—	—	(1)
Gains/losses on financial assets and liabilities and others	43	—	—	—
Commission income	1,499	—	—	3
Commission expense	(122)	—	—	—

Other	4,189	3	2	1,094
Financial guarantees granted and Others	10	2	1	861
Loan commitments and Other commitments granted	274	1	1	9
Derivative financial instruments	3,905	—	—	224
Annual report 2024    786

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

EUR million
	2022
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,257	—	13	455
Cash, cash balances at central banks and other deposits on demand	227	—	—	—
Loans and advances: credit institutions	489	—	—	—
Loans and advances: customers	8,822	—	13	455
Debt securities	463	—	—	—
Others	256	—	—	—

Liabilities	3,611	11	11	109
Financial liabilities: credit institutions	938	—	—	—
Financial liabilities: customers	2,301	11	11	109
Marketable debt securities	—	—	—	—
Others	372	—	—	—

Income statement	1,357	—	—	2
Interest income	189	—	—	1
Interest expense	(60)	—	—	—
Gains/losses on financial assets and liabilities and others	(225)	—	—	—
Commission income	1,541	—	—	1
Commission expense	(88)	—	—	—

Other	3,535	2	2	79
Financial guarantees granted and Others	11	1	1	23
Loan commitments and Other commitments granted	201	1	1	13
Derivative financial instruments	3,323	—	—	43
The remaining required information is detailed in notes 5 and 46.c.

Annual report 2024    787

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
2.Senior managers must be involved to promote consistent risk management and control through their conduct, action and communications, as well as reviewing the risk culture and making sure Grupo Santander keeps the risk profile within risk appetite.
3.Independent risk management and control functions, according to the three lines of defence model of Grupo Santander.
4.Grupo Santander takes a forward-looking and comprehensive approach to management and control all businesses and risk types, which should analyse trends over different time periods and under different scenarios.
5.Effective information management to identify, assess, manage and disclose risks at appropriate levels.
1. Key risk types
Grupo Santander's risks categorization allows effective risk management, control and reporting, and includes, among others the following risk types:
•Credit risk relates to financial loss arising from the default or credit quality deterioration of a customer or counterparty, to which Santander has directly provided credit or assumed a contractual obligation.
•Market risk is the risk incurred as a result of the effect of changes in market factors interest rates, exchange rates, equities and commodities, among others, may have on profits or capital.
•Liquidity risk is the risk that Santander Group does not have the liquid financial resources to meet its obligations when they fall due or can only obtain them at high cost.
•Structural Risk is the risk of changes in the value or margin generation of the assets or liabilities in the banking book resulting from changes in market factors and balance sheet behaviour. It also includes risks associated with insurance and pension activities.
•Capital risk , included within the scope of structural risk, is the risk that arises from the possibility of having an inadequate quantity or quality of capital to meet internal business objectives, regulatory requirements or market expectations.

Grupo Santander also takes into account, on an ongoing basis in its risk management, operational (includes fraud, technological, cyber, legal and conduct risks), financial crime (includes, among others, money laundering, terrorism financing, violation of international sanctions, corruption, bribery and tax evasion), model, reputational and strategic risks.
Besides, environmental and climate-related risk drivers are considered as factors that could impact the existing risks across significant time horizons. These elements include, on the one hand, those derived from the physical effects of climate change and, on the other hand, those derived from the process of transition to a development model with lower emissions, including legislative, technological or behaviour of economic agents changes.
Given the nature of its operations, the Group has no environment-related liabilities, expenses, assets or contingencies of a material relevance to its consolidated equity, financial situation and results.
Most exposures in sectors potentially affected by climate change risk, according to market consensus and to the execution of our materiality assessment, are with wholesale clients, whose preliminary reviews, credit approval and credit ratings take such risk into account. Customers’ ratings determine the parameters for calculating loan loss (typically in terms of probability of default or PD). Thus, when climate factors are relevant, in conjunction with other elements of analysis, they have an impact on the loan loss calculations which support capital and provisions. Additionally, potential future losses due to climatic events, such as the floods suffered in Valencia at the end of October 2024, have been considered through an overlay, which is not material compared to total Group loan loss reserves.
Additionally, Grupo Santander has participated in different regulatory and supervisory climate stress exercises carried out recently. In particular, in the latest scenario analysis exercise (Fit-for-55) carried out by the European Banking Authority (EBA), the results highlight the resilience of the banking sector to climate-related shocks under the scenarios analysed and, in particular, indicate that first-round losses have a limited impact on the financial system. All this is consistent with the previous top-down stress test exercises carried out by the European Central Bank (ECB), across relevant time horizons.
In the aforementioned exercise, the EBA points out the importance to include climate risks in risk management. In this sense, the Group continues working to embed climate and environmental aspects into management, adopting a risk-based approach to those factors, focusing on the most material sectors. We consider the risks stemming from climate and environmental factors in the overall risk management cycle, including a materiality assessment that informs our sustainability strategy. For more information, see the Sustainability Statement in this report.
Therefore, based on the best information available at the time these consolidated annual financial statements were prepared, the Group sees no additional environmental or climate change risk having a substantial impact on its equity, financial situation and results in 2024.

Annual report 2024    788

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Still, this matter is constantly changing, and, like other banks, the Group is working on developing more methodologies to better measure potential loan loss considering the idiosyncrasies of each of the regions in which the Group is present regarding management, best industry practices and regulatory/supervisory requirements. In particular, we are in the process of analysing and implementing the recent EBA guidelines on ESG Risk Management published in January 2025 and Scenario Analysis which are in the consultation process. Both guidelines will apply from January 2026.
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
2.1 Lines of defence
Grupo Santander model of three lines of defence effectively manages and controls risks:
–First line: formed by business and support areas that take or originate risks are primarily responsible for managing them. The first line of defence detects, measures, controls, monitors and reports on the risks it originates according to internal risk management policies, models and procedures. Risk management must be consistent with the approved risk appetite and related limits. The first line executes the mitigation plans for the risks where we have identified shortcomings in their control environment.
–Second line: formed by risk and compliance functions, independently oversees and challenges risk management at the first line of defence. Its duties include ensuring that risks will be managed according to the risk appetite approved by senior management and strengthening our risk culture across the Group. The second line must supervise and challenge the control environment implemented by the first line.
–Third line: internal audit function, is fully independent to give the board and senior managers assurance of high-quality and efficient risk governance and management to preserve our value, solvency and reputation.
Risk, Compliance and Internal Audit are sufficiently separate and autonomous functions, with direct access to the board and its committees. The risk and compliance functions report to the risk supervision, regulation and compliance committee and the internal audit function reports to the audit committee.
2.2 Risk committee structure
The board of directors has final oversight of risk and compliance management and control to promote a sound risk culture and review and approve risk appetite and frameworks, with support from its risk, regulation and compliance committee (RSRCC) and its executive committee. The Group's risk governance keeps risk control and risk-taking areas separate.
Our governance structure includes key positions and executive level committees that enable us to perform effective risk control and oversight.
The Group chief risk officer (CRO), who leads the application and execution of risk strategy and promotes proper risk culture, is in charge of overseeing all risks and challenging and advising business lines on risk management.
The Group chief compliance officer (CCO) leads the application and execution of the compliance and conduct risk strategy and reports the status of risks being monitored in order to provide the Chief Risk Officer with a comprehensive view of all risks.
The CRO and the CCO report directly to both the risk supervision, regulation and compliance committee and the board of directors.
The executive risk, risk control and compliance and conduct committees are executive committees with powers delegated from the board.
Furthermore, risk functions have forums and regular meetings to manage and control the risks within their purview. Executive committees also delegate some duties to subordinate forums.
Their responsibilities include:
•Inform the CRO, the CCO, the risk control committee and the compliance and conduct committee if risks are being managed within risk appetite;
•Regularly monitor each key risk type; and
•Overseeing measures to meet supervisors and auditors' expectations.
Besides, Grupo Santander, in order to establish an adequate control environment for the management of each risk types, the risk and compliance functions have effective internal regulation to create the right environment to manage and control all risks.
Grupo Santander can establish additional governance measures for special situations. The Group has upgraded the monitoring of all risks, with special attention to the main macroeconomic indicators, liquidity, vulnerable sectors and customers, cybersecurity reinforcement, among other areas. The special situations forums we have set up are enabling us to cope with the geopolitical and macroeconomic environment landscape resiliently.
2.3 The Group's relationship with subsidiaries
Grupo Santander subsidiaries have a model for managing risk and compliance that is consistent with the frameworks approved by the group’s board of directors, which they adhere to through their own boards and can only adapt to higher standards according to local law and regulation.
Furthermore, the Group's aggregate oversight area advises and validates subsidiaries on internal regulation and operations. This reinforces a common risk management model across Grupo Santander.
The risk and compliance functions will continue to support global businesses and control at a global and local level. In 2024, Grupo Santander continued to build on our group-subsidiary relations model (GSGM) by leveraging our global scale to uncover synergy under a common operating model and platform. The model promotes process simplification and more enhanced control to help grow the business.
Annual report 2024    789

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The GSGM sets out the principles that govern the relationship between Group and subsidiary key positions to safeguard the independence of the second lines of defence in local units. The CRO and the CCO are involved in appointing, setting objectives for, reviewing and compensating their country-unit counterparts and assessing whether risks are properly controlled.
Country and regional units work closely to effectively strengthen group-subsidiary relations through these common initiatives:
•Restructuring based on subsidiary benchmarks, strategic vision, and advanced risk management infrastructures and practices.
•Exchange of best practices that will strengthen processes, drive innovation and result in a quantitative impact.
•Promoting internal talent and encouraging geographic and functional mobility, which we placed special emphasis on in 2024.
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
•Common standards and embedding in the risk management. The Group shares the same risk appetite model, which sets common requirements for processes, metrics, governance bodies, controls and standards. It also enables an effective and traceable embedding of our appetite into management policies and more granular limits.
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
Grupo Santander's risk appetite and business model rest on the following elements:
•A medium-low and predictable target risk profile, customer focus, internationally diversified operations and a strong market share;
•Stable, recurrent earnings and shareholder remuneration, sustained by a sound base of capital, liquidity and sources of funding;
•Autonomous subsidiaries that are self-sufficient in terms of capital and liquidity with risk profiles that won't compromise the Group’s risk profile;
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
The risk appetite is expressed through qualitative statements and limits on metrics representative of the bank’s risk profile at present and under stress. Those metrics cover all risk types according to our corporate risk framework. Grupo Santander articulates them in five axes that provide the Bank with a holistic view of all risks it incurs in the development of its business model. These five axes are applicable to all Santander's key risk types, and comprise:
•P&L volatility: control of P&L volatility of business plan under baseline and stressed conditions (under normal and stressed conditions).
•Solvency: control of capital ratios under baseline and stressed scenarios (aligned with ICAAP).
•Liquidity: control of liquidity ratios under base and stress scenarios (aligned with ILAAP).
•Concentration: control of credit concentration on top clients, portfolios and industries.
•Non financial risk and control environment: robust control on non financial risks aimed to minimize events which could lead to financial loss, operative, technological, legal and regulatory breaches, conduct issues or reputational damage.
b) Credit risk
1. Introduction to the credit risk treatment
Grupo Santander takes a holistic view of the credit risk cycle, including the transaction, the customer and the portfolio, in order to identify, analyse, control and decide on credit risk.
Credit risk identification facilitates active and effective portfolio management and control. Grupo Santander identify and classify external and internal risk in each business to adopt any corrective or mitigating measures through:
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
Annual report 2024    790

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

They provide an updated view of portfolio credit quality to measure credit risk, run internal controls on credit strategy, regularly monitor and detect significant risk deviation and potential impacts, enable decision-making and take corrective action.
They are suited to the Grupo Santander's risk appetite and subsidiaries’ capital targets, having been reviewed and pre-approved by senior managers before Group management revises and validates them.
1.2. Risk assessment and credit rating
Risk approval generally depends on the applicant’s ability to repay the debt. Grupo Santander reviews their regular sources of income, including funds and net cash flows from any businesses.
The risk function monitors credit rating drivers to calibrate the decisions and ratings that the Group's credit quality assessment models determine. Risk management uses these ratings for many things like underwriting process (application of limits and pre-approvals), risk monitoring and credit pricing policies.
Grupo Santander then uses rating models to measure ability to pay. Depending on each segment, credit rating drivers can be:
•Rating: from mathematical algorithms that have a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgement. It is used for large corporates, corporates, institutional and SME segments (with individualised treatment).
•Scoring: system of automatic evaluation of loan applications. It automatically assigns customers an individual score retail on which the subsequent decision is based. It is used for individual customers and SME segments without an assigned analyst.
Grupo Santander's parameter estimation models, based on econometric models of past defaults and losses, calculate economic and regulatory capital as well as IFRS 9 provisions for each portfolio or customer.
Grupo Santander regularly monitors and evaluates models' suitability, predictive capacity, performance, granularity, and compliance with policies, among other factors.
In addition, ratings are reviewed with the latest available financial information and other relevant data. Grupo Santander has also increased reviews of customers who are subject to more in-depth monitoring or who have early warnings in risk management systems, enhancing proactive credit risk management.
This allows Grupo Santander to align credit portfolios management and control with Group´s credit risk appetite and its target risk profile. Grupo Santander uses SCPs to define limits for each portfolio, counterparty and for new originations up to a level deemed acceptable.
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
•Corporates and institutions that meet certain requirements (rating, profitability, etc.) are subject to a simpler pre-classification model aimed at the main products of customer's recurring operations. Internal limits are established in nominal terms that sets a recommended risk level for each customer, based on factors such as their payment capacity and level of indebtedness.
Transactions with large corporates, corporates and institutions above certain limits or with special characteristics could require approval with a specific admission process.
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
Monitoring is performed by local and global risk teams and is based on customer segmentation:
•For large corporate groups, monitoring is initially a function of business managers and risk analysts which provide an up-to-date view of customers’ credit quality to predict a potential customer's deterioration.
•For commercial banking, institutions and SMEs with an assigned a credit analyst, Grupo Santander tracks customers requiring closer monitoring and review their ratings based on relevant indicators.
Annual report 2024    791

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

•Monitoring of individual customers, businesses and smaller SMEs follows a system of automatic alerts to detect shifts in portfolios’ performance.
Monitoring uses the Santander Customer Assessment Note (SCAN) tool. It helps set individual monitoring levels and frequencies, policies, and actions for customers based on credit quality and particular circumstances. It assigns a monitoring level, specific management actions, identification of those responsible and a monitoring frequency. In addition to monitoring customer credit quality, Grupo Santander defines control procedures to analyse portfolios and performance, as well as to detect any deviations from planning or approved alert levels.
1.5. Credit risk mitigation techniques
Grupo Santander generally approves risk according to a borrower’s ability to make due payment, regardless of any additional collateral or personal guarantees Santander may require to modulate exposure.
To determine ability to pay, the Group analyses funds or cash flows from businesses or other regular income, not including guarantors or loan collateral which are always considered at credit approval as a secondary means of recourse.
In general, guarantees are to reinforce a credit transaction and mitigate a loss if the borrower defaults. Our techniques to mitigate credit risk cover various types of customer and product. Some are for specific transactions (e.g. real estate guarantees) or a series of transactions (e.g. derivatives netting and collateral). Santander groups them by personal guarantees (with a solvent guarantor), collateral and hedges with credit derivatives.
The correct acceptance of these mitigation techniques is established by verifying their legal enforceability in all jurisdictions. The entire process is subject to internal control and effective monitoring of the valuation of the guarantees, especially real estate guarantees.
1.6. Collections & recoveries management
Collections & recoveries (C&R), an important area in risk management, develops a global management strategy based on local economic conditions, business models and other recovery-related particulars, with a full approach and general action lines for our subsidiaries. Recovery management follows regulatory requirements set out in the EBA Guidelines on the management of non-performing and forborne exposures.
For effective and efficient recoveries management, the area segments customers based on certain aspects, using new digital channels that help create value in Collections & Recoveries function. It follows hi-tech, digital procedures to handle large groups of similar customer profiles and products; but it also adapts management for customers who need an assigned manager and tailored approach.
Collections & Recoveries splits recoveries into four phases: arrears/early delinquency, default, write-offs and foreclosed assets. To recover debt, the Group always seeks alternatives to court action, like forbearance and other arrears management techniques.
Write-off category includes debt instruments, due or not, for which recovery is considered remote after an individualized analysis, due to a notorious and irrecoverable deterioration of transaction or customer's solvency. This category implies the total or partial cancellation of transaction's gross carrying amount and derecognition from the assets, which does not imply that the Group will interrupt negotiations and legal proceedings to recover debt. .
In markets where the real estate risk exposure is high, Grupo Santander can take action to quickly dispose of assets, like selling off portfolios or foreclosed assets through efficient sales instruments to recover as many on-balance-sheet assets as possible.
Annual report 2024    792

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

2. Main aggregates and variations
Below are the main aggregates relating to credit risk from our activities with customers:

Main credit risk performance metrics from activity with customersA
December data
	Credit risk with customers (EUR million)B			Credit impaired (EUR million)			NPL ratio (%)
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Europe	640,094	624,696	639,996	13,774	14,495	15,186	2.15%	2.32%	2.37%
Spain	285,883	278,569	293,197	7,672	8,529	9,598	2.68%	3.06%	3.27%
UK	248,061	247,360	253,455	3,299	3,518	3,059	1.33%	1.42%	1.21%
Portugal	41,418	39,503	41,755	993	1,024	1,247	2.40%	2.59%	2.99%
Poland	44,704	39,329	33,350	1,636	1,397	1,268	3.66%	3.55%	3.80%
North America	198,607	190,720	185,614	8,375	7,805	5,629	4.22%	4.09%	3.03%
US	148,643	137,893	140,452	7,012	6,303	4,571	4.72%	4.57%	3.25%
Mexico	49,927	52,785	45,107	1,352	1,489	1,047	2.71%	2.82%	2.32%
South America	171,301	177,380	167,348	9,287	10,142	10,381	5.42%	5.72%	6.20%
Brazil	104,519	113,937	101,801	6,418	7,479	7,705	6.14%	6.56%	7.57%
Chile	44,590	46,565	47,811	2,394	2,332	2,384	5.37%	5.01%	4.99%
Argentina	8,411	3,903	5,844	173	78	122	2.06%	1.99%	2.08%
DCB Europe	141,312	135,608	125,339	3,527	2,877	2,583	2.50%	2.12%	2.06%
Corporate Centre	5,959	5,494	5,824	301	301	894	5.06%	5.48%	15.35%
Total Group	1,157,274	1,133,898	1,124,121	35,265	35,620	34,673	3.05%	3.14%	3.08%

	NPL coverage ratio (%)			Net loan-loss provisionsC (EUR million)			Cost of risk (%/risk)D
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Europe	50%	49%	52%	1,862	2,533	2,396	0.32%	0.44%	0.39%
Spain	53%	49%	51%	1,259	1,522	1,618	0.50%	0.62%	0.61%
UK	29%	30%	34%	64	247	316	0.03%	0.10%	0.12%
Portugal	79%	83%	79%	11	77	17	0.03%	0.20%	0.04%
Poland	62%	73%	74%	511	674	440	1.38%	2.08%	1.43%
North America	70%	74%	93%	3,786	3,733	2,538	2.04%	2.05%	1.49%
US	64%	68%	90%	2,507	2,593	1,744	1.82%	1.92%	1.35%
Mexico	100%	100%	107%	1,277	1,135	788	2.64%	2.43%	1.95%
South America	77%	78%	76%	5,478	5,401	5,041	3.50%	3.36%	3.32%
Brazil	83%	85%	80%	4,487	4,701	4,417	4.51%	4.77%	4.79%
Chile	50%	53%	56%	497	365	399	1.19%	0.80%	0.93%
Argentina	177%	166%	180%	284	150	132	4.59%	6.64%	2.91%
DCB Europe	83%	88%	93%	1,209	792	544	0.88%	0.62%	0.45%
Corporate Centre	25%	33%	2%	(3)	(2)	(10)	(0.05%)	(0.04%)	(0.14%)
Total Group	65%	66%	68%	12,333	12,458	10,509	1.15%	1.18%	0.99%
A. Management perimeter according to the reported segments.
B. Includes gross loans and advances to customers, guarantees and documentary credits.
C. Loan-loss provisions net of post write-off recoveries (EUR 1,606 million).
D. Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
Annual report 2024    793

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Key figures by geographic region are described below at 31 December 2024:
•Europe: the NPL ratio fell 17 bps to 2.15% from 2023 due to portfolio growth mainly in Spain, the UK, and Portugal, with a 5% decrease in credit impaired in these geographies, compared to 2023.
•North America: the NPL ratio increased 13 bps to 4.22% from 2023, mainly due to increases at SC USA (normalization of the portfolio) and SBNA despite of good performance of the Mexican portfolio.
•South America: the NPL ratio decreased 30 bp from 2023 to 5.42%,due to the positive performance of Brazil.
•DCB Europe: the NPL ratio climbed 38 bps to 2.50%, due to an increase in impaired loans (mainly in Germany) on the back of a delay in classifying write-offs due to a policy change and growth in used car business.
Information on the estimation of impairment losses
The calculation of provisions for credit risk losses is performed at financial asset level, estimating potential credit losses through the difference between the contractual cash flows and the expected cash flows, ensuring that the results are adequate considering the status of the transaction, economic conditions and available forward-looking information.
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
The portfolio of financial instruments subject to IFRS 9 has three credit risk categories (or stages) according to the status of each instrument in relation to its level of credit risk:
•Stage 1: financial instruments with no significant increase in risk since initial recognition – the impairment provision reflects expected credit losses from defaults over the 12 months from the reporting date.
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
Estimation of expected loss
Grupo Santander calculates impairment losses using parameters (mainly EAD, PD, LGD, and discount rate) based on the internal models infrastructure used for the calculation of regulatory capital and the experience acquired from regulatory and management fields, as well as the stages in which each financial asset is classified. However, far from being a simple adaptation, Santander built and validated them under the specific requirements of IFRS 9, as well as other guidelines issued by regulators, supervisors, and other international bodies (EBA, NCA, BIS, GPPC, etc.), which includes forward-looking information, point-in-time (PiT) vision, multiple scenarios, calculation of losses for the entire life of the transaction through lifetime PD, among others.
Determination of significant increase in credit risk
In order to determine the classification in stage 2, the Group assesses whether there has been a significant increase in credit risk (SICR) since the initial recognition of the transactions, considering a series of common principles throughout the Group to assess all financial instruments are subject to it, which considers the particularities of each portfolio and type of product on the basis of various quantitative and qualitative indicators. Furthermore, transactions are subject to the expert judgement of the analysts, who set the thresholds under an effective integration in management and implemented according to the approved governance.
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
•Risk management integration: the criteria must be consistent with those metrics considered in the day-to-day risk management.
•Documentation: appropriate documentation must be prepared.
Annual report 2024    794

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
In addition to these quantitative criteria, a backstop is set at the relative threshold of 200%. This means that those operations whose credit quality has currently deteriorated by more than three times compared to the quality they had at the time of operation granted will be transferred from stage 1 to stage 2.
•Qualitative criteria: several indicators aligned with ordinary credit risk management indicators (e.g. past due for over 30 days, forbearance, early warning indicators system, etc.). Each subsidiary has defined these indicators for their portfolios, with special attention to reinforcing these qualitative criteria through expert judgment and aligning them to the criteria used in management.
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
The contractual period (including extension options) is the maximum time frame for measuring the expected credit loss. If financial instruments have an undefined maturity period and undrawn amounts (e.g. credit cards), Santander estimates its expected life based on the total exposure period and effective management practices to mitigate exposure.
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
Santander uses forward-looking information in internal management and regulatory processes under several scenarios. The Group's guidelines and governance seek synergy and consistency between these different processes.
Annual report 2024    795

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
With the elements indicated above, Grupo Santander has evaluated in each of the geographical areas the evolution of the credit quality of its customers, for the purposes of classifying them into stages and consequently calculating expected loss.
Management overlays
During fiscal year 2024, the Group has strengthened its` overlay governance by creating a corporate guide for post Model adjustments (PMAs), which has enabled a better design, monitoring and implementation of the overlays.
In addition, the adjustments associated with the uncertainty resulting from the inflationary macroeconomic context of the past years have been gradually withdrawn. On the other hand, among the most relevant overlays, losses associated with climatic events have been anticipated, such as the Valencia flood suffered at the end of October 2024 for Santander España. The amount of overlays at the end of the 2024 financial year is not material compared to total Group loan-loss reserves.
Exposure and loan-loss reserves
Then, considering the most relevant units of the Group (United Kingdom, Spain, United States, Brazil, also Chile, Mexico, Portugal, Poland, Argentina and Santander Consumer Finance), which represent approximately 95% of the total Group's provisions. The table below shows the loan-loss reserves associated with each stage as of 31 December 2024, 2023 and 2022. In addition, depending on the transactions credit quality, the exposure is divided into four categories according to Standard & Poor's rating scale:

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	108,977	2,599	—	111,576
From A+ to BB	431,544	16,600	—	448,144
From BB- to B-	288,302	45,129	—	333,431
CCC and below	10,431	17,088	32,901	60,421
Total exposure B	839,255	81,416	32,901	953,572
Loan-losses reservesC	3,276	4,715	13,669	21,661

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	147,065	2,261	—	149,326
From A+ to BB	421,449	13,910	—	435,359
From BB- to B-	262,954	41,237	—	304,191
CCC and below	11,829	19,376	33,838	65,043
Total exposureB	843,297	76,784	33,838	953,919
Loan-losses reservesC	3,592	5,055	14,131	22,778

Exposure and loan-loss reserves by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	172,440	1,506	—	173,946
From A+ to BB	394,084	10,601	—	404,685
From BB- to B-	272,456	32,653	—	305,109
CCC and below	11,799	21,436	32,608	65,843
Total exposure B	850,779	66,196	32,608	949,583
Loan-losses reservesC	3,807	5,195	13,852	22,854
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
The remaining units that form the totality of the Group exposure, contributed EUR 80,541 million in stage 1; EUR 2,534 million in stage 2, and EUR 874 million in stage 3 (in 2023 EUR 68,788 million in stage 1; EUR 1,504 million in stage 2, and EUR 658 million in stage 3. In 2022, EUR 123,796 million in stage 1; EUR 2,902 million in stage 2, and EUR 2,064 million in stage 3), and loan-loss reserves of EUR 165 million in stage 1; EUR 117 million for stage 2, and EUR 295 million in stage 3 (in 2023, EUR 199 million, EUR 73 million and EUR 161 million and in 2022, EUR 147 million, EUR 123 million and EUR 294 million in stage 1, stage 2 and stage 3, respectively).
The remaining exposure, including all financial instruments not included before, amounts to EUR 665,476 million (EUR 598,385 million in 2023 and EUR 538,364 million in 2022), and it includes all undrawn authorized lines (loan commitments).
As of 31 December 2024, the Group had EUR 559 million net of provisions (EUR 743 million and EUR 322 million at 31 December 2023 and 2022, respectively) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.
Regarding the evolution of credit risk provisions, the Group, in collaboration with the main geographical areas, monitors them by carrying out sensitivity analyses considering changes in macroeconomic scenarios and main variables that have an impact on the financial assets distribution in the different stages and calculating credit risk provisions.
Annual report 2024    796

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
This information includes sensitivity analysis, consisting on simulations of +/-100 bp in the main macroeconomic variables. A set of specific and complete scenarios is used in each geography, where different shocks that affect both the reference macroeconomic variable as well as the rest of the parameters is simulated, with different intensities. These shocks collect mainly the most relevant risks and may be originated by productivity, tax, wages or exchange and interest rates factors.
Sensitivity is measured as the average variation on expected loss corresponding to the aforementioned movement of +/-100 bp. Following a conservative approach, the negative movements take into account one additional standard deviation in order to reflect the potential higher variability of losses.
3.1. United Kingdom
Portfolio overview
Credit risk with customers in the UK (excluding Santander Consumer UK and Santander London Branch) remained stable in EUR 248,061 million. This credit risk represents 21% of Santander’s loan portfolio.
At 1.33%, the NPL ratio decreased 9 bps in comparison to the year end of 2023, due to the good performance in the mortgage portfolio.
Mortgage portfolio
Because of its size, Grupo Santander closely monitor Santander UK’s mortgage portfolio for the entity itself and the Group.
As of 31 December 2024, the mortgage portfolio of Santander UK decreased by 4.6% in local currency to EUR 199,788 million. It comprises residential mortgages granted to new and existing customers which are first lien mortgages. There are no second or more liens on mortgaged properties.
Originations have increased in 2024 compared to 2023, a sign of a more active housing market due to lower interest rates and less pressure on households’ purchasing power. The housing market returned to growth in 2024, with a higher level of transactions and price increases compared to 2023.
Customer payment increases are softening compared to 2023 and are below the conservative assessments of customers’ ability to pay when approving them for a mortgage. We implemented measures to help customers, including those under the UK Government’s 'Mortgage Charter'. Its demand has been reduced, which also reflects the high credit quality of this portfolio.
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
Despite the challenging economic environment, the NPL ratio reflects the strength of the mortgage portfolio, which reduces to 1.07% at the end of December 2024 (-9 bps YoY).
At 31 December 2024, 84% of the mortgage portfolio had an LTV lower than 70%.
Information on the estimation of impairment losses
The detail of Santander's UK exposure and loan-loss reserves associated with each of the stages at 31 December, 2024, 2023 and 2022, is shown below.
In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit qualityA	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	32,012	1,184	—	33,196
From A+ to BB	159,970	10,916	—	170,886
From BB- to B-	17,594	11,175	—	28,769
CCC and below	12	695	3,292	3,999
Total exposureB	209,588	23,969	3,292	236,849
Loan-loss reservesC	166	401	400	967

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	46,236	1,273	—	47,509
From A+ to BB	145,884	10,850	—	156,734
From BB- to B-	13,588	13,995	—	27,583
CCC and below	—	—	3,518	3,518
Total exposure B	205,708	26,118	3,518	235,344
Loan-loss reservesC	172	498	396	1,066

Annual report 2024    797

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Exposure and loan-loss reserves by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	85,930	827	—	86,757
From A+ to BB	118,585	7,547	—	126,132
From BB- to B-	16,831	11,093	—	27,924
CCC and below	220	978	3,059	4,257
Total exposure B	221,566	20,445	3,059	245,070
Loan-loss reservesC	166	529	337	1,032
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers four macroeconomic scenarios, which are updated periodically. The evolution forecasted in 2024 for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2025 - 2029
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate	2.5%	3.5%	3.5%	3.1%
Unemployment rate	7.4%	5.4%	4.2%	4.1%
Housing price change	-3.0%	0.1%	3.1%	4.6%
GDP growth	0.5%	0.6%	1.4%	2.4%
Each of the macroeconomic scenarios is associated with a given weight. In terms of allocation, Santander UK associates the highest weighting to the base scenario, while it associates the lowest weightings to the most extreme or severe scenarios. In addition, at 31 December 2024, 2023 and 2022, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

	2024	2023	2022
Pessimistic scenario 3		20%	20%
Pessimistic scenario 2	10%	10%	10%
Pessimistic scenario 1	25%	10%	15%
Base scenario	50%	50%	50%
Optimistic scenario	15%	10%	5%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios, as of December 2024, is as follows:

	Change in Provision
	Mortgages	Corporates
GDP Growth
-100 bp	10.8%	3.4%
100 bp	-4.8%	-1.7%
Housing price change
-100 bp	6.6%	5.4%
100 bp	-3.7%	-2.2%
Unemployment rate
-100 bp	-9.5%	-3.4%
100 bp	22.5%	7.4%

With regards to the determination of classification in stage 2, the quantitative criteria applied by Santander UK are based on identifying whether any increase in PD for the expected life of the transaction is greater than both an absolute and a relative threshold (the PD used in that assessment are adjusted to the transaction's remaining term and also annualised in order to facilitate that the thresholds defined cover the whole range of the transactions maturity dates). The relative threshold established is common to all portfolios and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction increases by 100% with respect to the PD at the time of initial recognition. The absolute threshold, on the other hand, is different for each portfolio depending on the characteristics of the transactions, ranging between 340 bps and 30 bps.
In addition, for each portfolio, a series of specific qualitative criteria is defined to indicate that the exposure has experienced a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander UK, among other criteria, considers that an operation presents a significant increase in credit risk when it presents irregular positions for more than 30 days. It also has implemented early warning indicator system for classifying operations in stage 2. These criteria depend on the risk management practices of each portfolio.
Annual report 2024    798

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

3.2. Spain
Portfolio overview
Santander España’s credit risk totalled EUR 285,883 million (25%% of Grupo Santander’s total). It is appropriately diversified among products and customer segments.
The credit portfolio’s NPL ratio was 2.68%, 38 bps lower than in December 2023. This decrease was based on the good performance of the portfolio driven by the management of single names and portfolio sales.
The NPL coverage ratio remained at 53% (+4 p.p. year-on-year). The cost of risk decreased to 0.50% (-12 bps vs. December 2023) mainly due to SMEs and Corporates, only partially offset by the portfolio of individuals.
The Spanish economy will slightly moderate its growth rate, but that it will continue to maintain a dynamic pace well above the Eurozone average, since the Spanish economy has been sustained largely by greater domestic demand in the face of a weaker than expected foreign sector.
Residential mortgage portfolio
Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 59,316 million in 2024 (EUR 61,097 million and EUR 63,688 million in 2023 and 2022, respectively), 99.65% of which have a mortgage guarantee (99.65%and 99.55% in 2023 and 2022, respectively).

	2024
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	59,316	789
Without mortgage collateral	208	11
With mortgage collateral	59,108	778

	2023
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	61,097	924
Without mortgage collateral	215	16
With mortgage collateral	60,882	908

	2022
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	63,688	1,088
Without mortgage collateral	288	24
With mortgage collateral	63,400	1,064
The NPL ratio for the residential mortgages portfolio stood at 1.33%, with a reduction of 18 bps, compared to 31 December 2023, mainly due to by portfolio sales, although credit risk registered a reduction of 2.9% compared to December 2023.
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
•The average affordability rate stood at 24% (24% and 26% in 2023 and 2022, respectively).
•The 93% of the portfolio has a LTV below 80% calculated as total risk/latest available house appraisal.
•All customers applying for a residential mortgage are subject to a rigorous credit risk and viability assessment, analysing whether their income is sufficient to meet all repayments and will remain stable over the term of the loan.
Annual report 2024    799

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value):

	2024
	Loan to value ratio
EUR Million	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	17,205	20,085	17,955	2,925	938	59,108
Of which impaired	114	167	189	130	178	778
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
Corporate & SME financing
Credit risk with SME and corporates in commercial banking amounted to EUR 102,342 million, lower than December 2023, mainly due to the fall in the portfolio of SMEs of 4.4%. This portfolio accounting for 36% of the total, compared to 38% of CIB's portfolio, which from 2022 includes branches in Europe.
Most of the portfolio corresponds to clients who have been assigned a credit analyst, who performs continuous management of said clients during all phases of the risk cycle. The portfolio is broadly diversified and not concentrated by sector of activity.
Santander Spain has continued to rely on its support and proximity to SMEs and the self-employed and has positioned itself as the leading entity in ICO Loans in 2024 with 816 million euros of financing, which represents a 39% share in the Spanish financial system. The majority of this financing was allocated to the ICO Companies and Entrepreneurs Lines and to a lesser extent to the ICO International Line and to housing rehabilitation.
The ICO loans that were granted as a result of the pandemic (25,428 million euros) are being repaid normally and there is a balance of EUR 12.7 billion, so they now represent only around 4.4% of Santander Spain's total portfolio.
In the case of delinquent operations with ICO guarantee, the transfer of the overdue guaranteed amounts will take place as the guarantee is executed, regardless of whether the guarantor is subrogated to the right to receive said amounts, according to the regulation of these guarantees. The de-recognition of the transferred guaranteed amounts will entail the recognition, at its fair value, of a collection right against the guarantor.
The portfolio’s NPL ratio stood at 5.07% in December 2024. The NPL ratio decreased by 20 bps compared to December 2023, due to a reduction in the delinquency stock in SMEs, due to the proactive management of delinquent positions with the support of portfolio sales along with management of single names.

Support measures for those affected by the Dana
The flash floods caused by the Dana on 29 October exceeded expectations, causing serious impacts, victims and material losses. From the outset, Santander took immediate measures to protect employees, customers and facilities, in addition to working closely with the authorities to adopt support measures. Management was regulated through the Group's Crisis Management Framework and a Dana Crisis Steering Committee was also created.
RDL 6/2024 of 6 November included the Government's support measures for households, companies and the self-employed. i) Public guarantees of 80% for EUR 5 billion until the end of 2025 to cover losses in the affected area. ii) Moratoriums: capital and interest grace period for the first 3 months, plus an additional 9 months of capital grace period (for individuals and companies with income up to EUR 6 million). iii) Extension of the Code of Good Practices until December 2025. iv) Director support: to alleviate personal and material damage to equipment, homes, and industrial, commercial and service sites.
In response to these measures, Santander Spain has worked on a response framework that pivots on four management domains according to client typology: companies, SMEs, self-employed and individuals.
Real estate activity
Santander has specialized teams that are in charge of managing real estate business production and risk areas that cover the entire life cycle of these operations.

The changes in gross property development loans to customers were as follows:

EUR million
	2024	2023	2022
Balance at beginning of year	2,433	2,327	2,625
Foreclosed assets	—	(1)	—
Net variation	112	115	(295)
Written-off assets	—	(8)	(3)
Balance at end of year	2,545	2,433	2,327

Annual report 2024    800

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The NPL ratio of this portfolio (considering only the on balance amount) ended the year at 2.28% (compared with 3.04% and 4.04% at December 2023 and 2022, respectively) . The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 36.21% (39.19% and 35.11% in 2023 and 2022, respectively).

	2024
EUR Million	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development (including land) (business in Spain)	2,545	278	28
Of which impaired	58	6	21
Memorandum items written-off assets	338

Memorandum items: Data from the public consolidated balance sheet
2024
EUR Million	Carrying amount
Total loans and advances to customers excluding the Public sector (business in Spain) (Book value)	235,824
Total consolidated assets (Total business) (Book value)	1,837,081
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,132
At year-end, the distribution of this portfolio was as follows:

2024
EUR Million	Loans: gross amount
1. Without mortgage guarantee	13
2. With mortgage guarantee	2,532
2.1 Completed buildings	934
2.1.1 Residential	634
2.1.2 Other	300
2.2 Buildings and other constructions under construction	1,580
2.2.1 Residential	1,534
2.2.2 Other	46
2.3 Land	18
2.3.1 Developed consolidated land	13
2.3.2 Other land	5
Total	2,545

Annual report 2024    801

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Foreclosed properties
At 31 December 2024, the net balance of these assets amounted to EUR 2,131 million (EUR 2,448 million and EUR 2,971 million at 31 December 2023 and 2022, respectively), gross amount of EUR 4,823 million (EUR 5,506 million and EUR 6,422 million at 31 December 2023 and 2022, respectively); recognised allowance of EUR 2,692 million (EUR 3,058 million and EUR 3,451 million at 31 December 2023 and 2022, respectively).
The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2024:

	2024
EUR Million	Gross carrying amount	Valuation adjustments	Of which impairment losses on assets since time of foreclosure	Net Carrying amount
Property assets arising from financing provided to construction and property development companies	4,329	2,456	1,804	1,873
Of which:
Completed buildings	707	452	382	255
Residential	197	106	87	91
Other	510	346	295	164
Buildings under construction	95	41	30	54
Residential	—	—	—	—
Other	95	41	30	54
Land	3,527	1,963	1,392	1,564
Developed land	1,000	533	318	467
Other land	2,527	1,430	1,074	1,097
Property assets from home purchase mortgage loans to households	390	183	123	207
Other foreclosed property assets	104	53	42	51
Total property assets	4,823	2,692	1,969	2,131
In addition, the Group has shareholdings in entities holding foreclosed assets amounting to EUR 27 million and equity instruments foreclosed or received in payment of debts amounting to EUR 13 million.
In recent years, the Group has considered foreclosure to be an option to resolve cases of default instead of legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell). Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised.
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

The gross movement in foreclosed properties were as follows (EUR billion):

	EUR Billion
	2024	2023	2022
Gross additions	0.1	0.3	0.2
Disposals	(0.8)	(1.2)	(1.3)
Difference	(0.7)	(0.9)	(1.1)

Annual report 2024    802

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Information on the estimation of impairment losses
The detail of Santander Spain exposure and loan-loss reserves associated with each of the stages at 31 December, 2024, 2023 and 2022, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	35,347	110	—	35,456
From A+ to BB	104,197	1,124	—	105,322
From BB- to B-	37,413	8,844	—	46,257
CCC and below	2,084	3,199	6,618	11,900
Total exposureB	179,041	13,277	6,618	198,936
Loan-loss reservesC	340	570	2,953	3,863

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	46,827	48	—	46,875
From A+ to BB	101,079	780	—	101,859
From BB- to B-	33,905	9,789	—	43,694
CCC and below	1,513	4,517	7,536	13,566
Total exposureB	183,324	15,134	7,536	205,994
Loan-loss reservesC	300	663	2,959	3,922

Exposure and loan-loss reserves by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	37,133	447	—	37,580
From A+ to BB	107,667	282	—	107,949
From BB- to B-	46,296	6,388	—	52,684
CCC and below	336	5,008	13,762	19,106
Total exposureB	191,349	12,351	8,893	212,593
Loan-loss reservesC	507	666	3,472	4,645
A.Detail of credit quality ratings calculated for Group management purposes. Excluding the SCIB branches business
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three macroeconomic scenarios, which are updated periodically. The projected evolution for a period of five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses as of 2024, is presented below:

	2025-2029
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	3.3%	2.7%	2.5%
Unemployment rate	12.5%	10.1%	8.9%
Housing price change	-0.7%	2.9%	4.1%
GDP growth	0.3%	1.7%	2.8%
Each macroeconomic scenarios is associated with a given weight. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

	2024	2023	2022
Pessimistic scenario	30%	30%	30%
Base scenario	40%	40%	40%
Optimistic scenario 1	30%	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios, at December 31 2024, is as follows:

	Change in Provision
	Mortgages	Corporates	Others
GDP Growth
-100 bp	2.3%	4.9%	2.1%
100 bp	-1.0%	-4.2%	-1.1%
Housing price change
-100 bp	1.6%	8.0%	1.9%
100 bp	-1.3%	-2.8%	-0.7%
Regarding the stage 2 classification determination, the quantitative criteria applied in Santander Spain are based on identifying whether any increase in the PD for the entire expected life of the operation is greater than a relative or absolute threshold. The established threshold is different for each portfolio depending on the characteristics of the operations, and an operation is considered to exceed said threshold when the PD for the entire life of the operation increases a certain amount over the PD it had at the time of initial recognition. The values of these thresholds depend on their calibration, carried out periodically, as indicated in previous paragraphs. Additionally, Santander Spain has implemented a backstop to the relative threshold in all portfolios. Consequently, contracts whose current PD has increased more than twice with respect to its PD at the time of its origination will be classified in stage 2.
In addition, a series of specific qualitative criteria are defined that indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the moment of initial recognition. Santander Spain, among other criteria, considers that an operation presents a significant increase in risk when it presents irregular positions for more than 30 days or if it is determined based on a system of early warning indicators.

Annual report 2024    803

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

3.3. United States
Portfolio overview
Santander US’s credit risk increased to EUR 148,643 million at the end of December 2024. It makes up 12.8% of Grupo Santander's total credit risk.
As of December 2024, Santander US credit risk dropped 7.8% compared to 2023, mainly due to the activity of the New York branch.
The NPL ratio grew to 4.72% (+15 bps in the year) due to a higher stock of delinquencies and lower portfolio growth, and the cost of risk down to 1.82% (-10 bp in the year).
Santander US includes the following business units:
Santander Bank, National Association (SBNA)
In 2024 lending amounted 53,520 million euros (representing 5% of the Group's credit risk) and presents a reduction of 9.0% in 2024, mainly due to the transfer of the CIB portfolio to the New York branch.
Once the fiscal support and stimulus programs were withdrawn, the NPL ratio increased to 2.22% (+58 bp in the year) as of December 2024, but the cost of risk decreased to 0.91% (-7 bp in the year) due to Consumer Finance portfolio.
The retail segment focuses on auto lending and leasing, consumer loans and credit cards. To maximize profitability and growth opportunities, we discontinued the origination of home equity lines of credit and home equity loans (HELOCs and HELOANs).
The corporate portfolio continued its downward trend, owing to our sharper focus on profitability and lower origination in commercial real estate. The interest rate hikes that began in 2022 and the US office market situation led to an increase in NPLs in this portfolio.
Information on the estimation of impairment losses
The detail of Santander Bank, National Association exposure and loan-loss reserves associated with each of the stages at 31 December, 2024, 2023 and 2022 is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	4,215	277	—	4,492
From A+ to BB	21,422	930	—	22,352
From BB- to B-	21,899	3,855	—	25,754
CCC and below	33	482	1,130	1,645
Total exposureB	47,569	5,544	1,130	54,243
Loan-loss reservesC	292	364	182	838

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	4,834	76	—	4,910
From A+ to BB	20,468	459	—	20,926
From BB- to B-	25,312	3,439	—	28,751
CCC and below	52	450	894	1,396
Total exposureB	50,665	4,424	894	55,983
Loan-loss reservesC	409	335	141	885

Exposure and loan-loss reserves by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	6,884	145	—	7,029
From A+ to BB	20,768	366	—	21,134
From BB- to B-	30,359	2,225	—	32,584
CCC and below	308	558	459	1,325
Total exposure B	58,319	3,294	459	62,072
Loan-loss reservesC	392	241	74	707
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off-balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers four macroeconomic scenarios, which are updated periodically. The evolution projected in 2024 for a period of five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

	2025 - 2029
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate (annual averaged)	1.9%	2.7%	3.4%	3.2%
Unemployment rate	6.3%	4.8%	4.2%	3.3%
House price change	-0.1%	0.4%	1.1%	1.9%
GDP growth	1.7%	2.0%	2.0%	2.6%
Manheim growthA	-1.2%	-0.5%	-0.3%	0.2%
A. US used vehicle price car index.
Each of the macroeconomic scenarios is associated with a given weight. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:
Annual report 2024    804

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	2024	2023	2022
Pessimistic scenario 2	17.5%	17.5%	17.5%
Pessimistic scenario 1	20.0%	20.0%	20.0%
Base scenario	32.5%	32.5%	32.5%
Optimistic scenario	30.0%	30.0%	30.0%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios as of 2024 is as follows:

	Change in Provision
	Mortgages	Corporates	Auto
GDP Growth
-100 bp	13.5%	8.3%	2.3%
100 bp	-10.5%	-6.2%	-1.8%
Housing price change
-100 bp	24.9%	12.5%	3.3%
100 bp	-11.0%	-6.1%	-1.8%
Unemployment rate
-100 bp	-43.1%	-20.7%	-5.8%
100 bp	54.3%	28.6%	9.0%
Manheim index
-100 bp	—	—	1.4%
100 bp	—	—	-1.1%
In relation to the Stage 2 classification determination, the quantitative criteria applied at SBNA for retail portfolios uses the FICO (Fair Isaac Corporation) score to reference their PD, at the time of origination and its current value, establishing different absolute threshold for each portfolio according to their characteristics. A SICR implies changes in that score ranging from 120 bp to 20 bp.
In the case of wholesale portfolios, SBNA uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting absolute thresholds for the different rating bands that depend on each portfolio characteristics.
Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has experienced a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Bank, National Association, among other criteria, considers that a transaction presents a significant increase in credit risk when it has arrears positions for more than 30 days or if it is determined based on a system of early warning indicators.
Santander Consumer USA Inc.
Santander Consumer USA Inc. (SC USA) presents higher risk indicators than other Santander US units due to the nature of its business, which focuses on auto finance via loans and leasing.
At 31 December 2024, lending amounted to EUR 30,669 million (representing 3% of the Group) and presents an increase of 6.2%.
As of December 2024, the cost of credit is following a normalization trend, from the artificially good situation of previous years, due to government support and stimulus programs. Regarding the NPL ratio, it increased to 18.68% (+42 bp in the year); and the cost of credit stood at 6.61% (+20 bp YoY).
NPL coverage ratio fell to 62% (-1 pp in the year), in line with the percentages of transfers from default to bad debts, which are at historically low levels.
The focus continues to be on managing the relationship between profitability and risk, via management of prices adjusted to the credit quality of the customer/transaction, while improving the dealers' experience.
Information on the estimation of impairment losses
The detail of Santander Consumer USA Inc. exposure and loan-loss reserves associated with each of the stages at 31 December 2024, 2023 and 2022, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	202	—	—	202
From BB- to B-	12,802	451	—	13,253
CCC and below	7,259	4,226	5,729	17,214
Total exposure B	20,263	4,677	5,729	30,669
Loan-loss reservesC	630	1,006	1,908	3,543

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	99	—	—	99
From BB- to B-	12,120	395	—	12,515
CCC and below	6,754	4,237	5,272	16,263
Total exposure B	18,973	4,632	5,272	28,877
Loan-loss reservesC	597	1,019	1,712	3,327
Annual report 2024    805

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Exposure and loan-loss reserves by stage
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	171	0	—	171
From BB- to B-	14,564	512	—	15,076
CCC and below	7,735	5,108	3,870	16,713
Total exposure B	22,470	5,620	3,870	31,960
Loan-loss reservesC	672	1,232	1,452	3,356
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off-balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
For the expected losses estimation, prospective information should be taken into account. Specifically, SC USA considers four macroeconomic scenarios, periodically updated over a 5-year time horizon.
The evolution forecasted in 2024 for a period of five years of the main macroeconomic indicators used by in SC USA in the estimation of expected losses is shown below:

	2025 - 2029
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate (annual averaged)	1.9%	2.7%	3.4%	3.2%
Unemployment rate	6.3%	4.8%	4.2%	3.3%
House price change	-0.1%	0.4%	1.1%	1.9%
GDP growth	1.7%	2.0%	2.0%	2.6%
ManheimA index	-1.2%	-0.5%	-0.3%	0.2%
A. US used vehicle price car index.
Each of the macroeconomic scenarios is associated with a given weight. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

	2024	2023	2022
Pessimistic scenario 2	17.5%	17.5%	17.5%
Pessimistic scenario 1	20.0%	20.0%	20.0%
Base scenario	32.5%	32.5%	32.5%
Optimistic scenario	30.0%	30.0%	30.0%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios at the end of 2024 is as follows:

Change in provision
SC Auto
Manheim index
-100 bp	0.7%
100 bp	-0.6%
Unemployment Rate
-100 bp	-3.1%
100 bp	4.5%
House Price Change
-100 bp	1.7%
100 bp	-0.9%
GDP growth
-100 bp	1.1%
100 bp	-0.9%
In relation to the stage 2 classification determination, the quantitative criteria applied at SC USA uses the FICO (Fair Isaac Corporation) score to reference their PD, at the time of origination and its current value, establishing different absolute threshold for each portfolio according to their characteristics.
Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. SC USA among other criteria, considers that a transaction presents a significant increase in credit risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

Annual report 2024    806

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

3.4. Banco Santander (Brasil) S.A.
Portfolio overview
Santander Brasil's credit risk amounted to EUR 104,519 million. It decreased by 8.3% from 2023. Minus the exchange rate effect, it grew by 9.9%. As of December 2024, Santander Brasil accounts for 9% of Grupo Santander's loan book.
The NPL ratio went from 6.56% in December 2023 to 6.14% in December 2024, and the coverage ratio decreased from 85% to 83%.
As of 31 December 2024 loan-loss provisions reached EUR 4,487 million, a 4.5% year-on-year decrease. Cost of risk reduced from 4.77% in 2023 to 4.51% in 2024.
Despite the challenging macroeconomic environment, Brazil’s economy showed moderate growth in 2024, driven by industry and services but hit by the negative impact on agriculture due to adverse weather conditions. The job market continues to show resilience in a landscape marked by macroeconomic challenges, which helped sustain household consumption. Brazil’s economy remains subject to uncertainty linked to lower GDP in 2025 and the depreciation of the real.
The retail segment (without Consumer Finance), which accounts 38% of Santander Brazil's total portfolio, mainly comprises mortgages and credit cards (26% and 22% of the total portfolio, respectively). As a result of conservative measures in admission, the credit performance of new originations in recent months (as tracked through early irregularity indices) has improved, despite the changing environment.
In the SME segment, which accounts for 10% of the total risk, we kept the restrictive loan approval measures adopted in the past few years in place, especially for poorer-performing risk profiles. We constantly review our strategies to achieve credit quality that is consistent with expectations, which we achieved during the year, with new production indicators performing strongly.
In the corporate segment, the portfolio continues to grow sustainably in line with budget, owing to consistent origination volume. The risk profile of the stock and new production remains stable, with the portfolio performing well within the set quality and profitability thresholds.
Information on the estimation of impairment losses
The detail of Banco Santander (Brasil) S.A. exposure and loan-loss reserves associated with each of the stages at 31 December 2024, 2023 and 2022, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves
EUR million	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	19,557	970	—	20,527
From A+ to BB	32,824	1,637	—	34,461
From BB- to B-	33,655	5,285	—	38,940
CCC and below	423	2,808	6,382	9,613
Total exposureB	86,458	10,700	6,382	103,540
Loan-loss reservesC	687	860	3,766	5,313

Exposure and loan-loss reserves
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	20,670	468	—	21,138
From A+ to BB	38,869	751	—	39,620
From BB- to B-	36,107	4,177	—	40,284
CCC and below	1,153	3,735	7,479	12,367
Total exposureB	96,799	9,131	7,479	113,409
Loan-loss reservesC	722	1,078	4,538	6,338

Exposure and loan-loss reserves
EUR million
	2022
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	18,033	41	—	18,074
From A+ to BB	35,902	342	—	36,244
From BB- to B-	31,269	3,195	—	34,464
CCC and below	432	4,547	7,705	12,684
Total exposureB	85,636	8,125	7,705	101,466
Loan-loss reservesC	575	1,219	4,334	6,128
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
For the expected losses estimation, prospective information is taken into account. Particularly, Santander Brazil considers three macroeconomic scenarios, periodically updated. The evolution for a period of five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:
Annual report 2024    807

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

	2025-2029
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate (annual averaged)	10.3%	9.4%	7.1%
Unemployment rate	9.4%	7.4%	5.7%
House price change	-0.1%	3.4%	6.8%
GDP growth	0.3%	1.9%	3.2%
Burden income	25.6%	23.9%	21.5%
Each macroeconomic scenario is associated with a given weight. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

	2024	2023	2022
Pessimistic scenario	12.5%	10%	10%
Base scenario	75.0%	80%	80%
Optimistic scenario	12.5%	10%	10%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is at the end of 2024 as follows:

	Change in provision
	Consumer	Corporate	Other
GDP growth
-100 bp	1.3%	3.7%	2.1%
100 bp	-0.6%	-2.0%	-0.9%
Unemployment rate
-100 bp	-1.8%	-4.9%	-2.6%
100 bp	3.1%	5.8%	4.7%
Interest rate (SELIC)
-100 bp	-0.5%	-1.0%	-0.9%
100 bp	1.9%	3.4%	2.9%
Regarding the stage 2 classification determination, Santander Brazil analyses whether any increase in the PD for the expected entire life of the operation is greater than the combination of an absolute and a relative threshold. The established threshold is different for each portfolio depending on the characteristics of the operations, and an operation is considered to exceed said threshold when the PD for the entire life of the operation increases a certain amount over the PD it had at the time of initial recognition. The values of these absolute and relative thresholds depend on their calibration, carried out periodically, as well as the type of portfolio they affect. In addition, Santander Brazil has implemented a backstop to the relative threshold in all portfolios. Consequently, contracts whose current PD has increased more than twice their PD at the time of origination will be classified as stage 2.
In addition, for every portfolio, a set of specific qualitative criteria are defined to indicate that the exposure to credit risk has significantly risen, regardless of the evolution of its PD since the initial recognition. Santander Brazil, among other criteria, considers that an operation involves a significant increase in credit risk when it presents irregular positions for more than 30 days or if it is determined based on a system of early warning indicators.
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
As part of counterparty credit risk exposure, an additional risk known as wrong-way risk can arise. This risk occurs when the exposure to a portfolio or counterparty increases as the credit quality of the counterparty deteriorates. In other words, there is wrong-way risk when there is an increase in default risk, and consequently, the exposure to the counterparty increases. Santander has specific models to measure this risk.
Regarding settlement risk, this occurs when the settlement of a transaction involves a bilateral exchange of flows or assets between two counterparties. For example, when a counterparty buys dollars in exchange for euros, the settlement of the transaction involves one party delivering euros and receiving an equivalent amount of dollars from the other. Settlement risk is the risk that one of the parties fails to meet their settlement obligations. Grupo Santander has also developed a global infrastructure and specific models to measure this risk.
To manage and control counterparty risk, it is essential to have an infrastructure that allows measuring current and potential exposure at different levels of aggregation and granularity in an agile and dynamic way, ensuring the generation of reports with sufficient detail to facilitate the understanding of exposures and the decision-making process.
To measure exposure, Grupo Santander follows two methodologies: mark-to-market (MtM or replacement value in derivatives) plus potential future exposure (add-on), and Monte Carlo simulation for calculating exposure for some countries and products. Additionally, Santander calculates capital at risk or unexpected loss, which is the loss that constitutes economic capital net of guarantees and recoveries, after deducting the expected loss.
After market close, Grupo Santander recalculates exposures by adjusting all operations to their new time horizon, adapting the potential future exposure and applying mitigation measures (netting, collateral, among others), so that exposures can be controlled daily against the limits approved by senior management within the risk appetite. Santander performs risk control through a real-time integrated system, which allows the Group to know at any moment the available exposure limit with any counterparty, in any product and term, and across all subsidiaries.
Annual report 2024    808

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 5.5% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2024. While the regulatory credit exposure with the 40 largest groups represents 8.4% of the credit risk.

The detail, by activity and geographical area of the Group's risk concentration at 31 December 2024 is as follows:

EUR million
	2024A
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	359,739	76,925	82,039	130,073	70,702
Public sector	253,851	73,743	71,610	98,828	9,670
Of which:
Central government	221,877	59,921	65,821	86,677	9,458
Other central government	31,974	13,822	5,789	12,151	212
Other financial institutions (financial business activity)	189,113	14,698	50,470	83,470	40,475
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	450,349	106,017	107,575	175,493	61,264
Of which:
Construction and property development	24,736	3,702	4,323	10,691	6,020
Civil engineering construction	5,515	2,337	1,890	1,218	70
Large companies	274,798	50,487	63,963	114,597	45,751
SMEs and individual entrepreneurs	145,300	49,491	37,399	48,987	9,423
Households – other (broken down by purpose)	568,540	86,734	110,909	146,673	224,224
Of which:
Residential	351,331	61,388	38,502	45,953	205,488
Consumer loans	199,156	17,793	70,064	95,189	16,110
Other purposes	18,053	7,553	2,343	5,531	2,626
Total	1,821,592	358,117	422,603	634,537	406,335
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
•Our industry experts’ opinion, based on specific details about our exposures and our relationships with customers
Grupo Santander continued to build up our analysis of potential losses to the highest level of granularity by enhancing our sector-level methodology and projection tool based on the resilience of each company’s financial statements to different macroeconomic scenarios. Santander considered their pledge to meet energy commitments through possible transition plans by quantifying impacts under the assumptions of an orderly, disorderly or non-existent transition to be able to keep our management of the portfolio one step ahead.
Annual report 2024    809

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
At the end of December 2024, Grupo Santander´s local sovereign exposure, in currencies other than the official currency of the country of issuance, is not significant (EUR 4,459 million, 1.1% of total sovereign risk) according to our management criteria. Furthermore, exposure to non-local sovereign issuers involving cross-border risk is even less significant2 (EUR 11,494 million, 2.8% of total sovereign risk). Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short- term maturities.
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
Our investment strategy for sovereign risk considers country’s credit quality to set the maximum exposure limits. The following table shows the percentage of exposure by ratingA:

	2024	2023	2022
AAA	21%	18%	27%
AA	18%	19%	19%
A	41%	41%	34%
BBB	11%	12%	11%
Less than BBB	9%	10%	9%
A.Internal ratings are applied.
Sovereign exposure at the end of 31 December 2024 is shown in the table below (data in million euros):

	2024					2023
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non-trading financial assets mandatory at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	8,096	3,841	44,356	—	56,293	39,627
Portugal	89	1,240	6,323	—	7,652	6,859
Italy	4,830	452	7,633	—	12,915	5,594
Greece	—	—	—	—	—	—
Ireland	—	—	—	—	—	—
Rest Eurozone	595	567	5,050	—	6,212	8,124
UK	375	1,376	7,021	—	8,772	3,787
Poland	434	5,570	8,282	—	14,286	11,267
Rest of Europe	(6)	424	536	—	954	2,793
US	5,630	4,560	14,736	—	24,926	21,304
Brazil	9,185	13,824	3,632	—	26,641	27,733
Mexico	6,051	8,964	6,627	—	21,642	20,825
Chile	316	1,425	5,159	—	6,900	6,285
Rest of America	190	1,745	2,496	—	4,431	2,250
Rest of the World	15	3,502	3,486	—	7,003	4,527
Total	35,800	47,490	115,337	—	198,627	160,975
1 Risks with domestic public or private borrowers in foreign currency and originated outside the country.
2 Countries that are not considered low risk by Banco de España.
Annual report 2024    810

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
At 31 December 2024, forbearance stock fell again and stood at EUR 27,144 million, due to the good payment behaviour in the main geographies. In terms of credit quality, 54% of the loans is classified as credit impaired, with a coverage ratio of 41%. In addition, 46% of the portfolio is classified as performing.
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

Annual report 2024    811

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Current refinancing and restructuring balances
Amounts in EUR million, except number of transactions that are in units
2024
	Total
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	23	9	9	2	2	—	4
Other financial institutions and: individual shareholder	946	70	605	306	199	52	93
Non-financial institutions and individual shareholder	543,934	5,515	47,854	6,668	3,678	1,398	3,011
Of which financing for constructions and property development	12,688	103	1,765	828	672	30	171
Other warehouses	3,308,884	4,534	483,714	10,040	4,375	3,754	4,038
Total	3,853,787	10,128	532,182	17,016	8,254	5,204	7,146
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—

Current refinancing and restructuring balances
Amounts in EUR million, except number of transactions that are in units
2024
Of which, non-performing/Doubtful
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	8	3	7	1	1	—	3
Other financial institutions and: individual shareholder	574	21	512	125	70	14	85
Non-financial institutions and individual shareholder	353,838	2,956	31,259	3,106	1,622	543	2,624
Of which financing for constructions and property development	8,789	64	1,116	218	154	20	127
Other warehouses	2,073,312	2,623	285,857	5,850	2,188	2,299	3,285
Total	2,427,732	5,603	317,635	9,082	3,881	2,856	5,997
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—
In 2024, the amortised cost of financial assets whose contractual cash flows were modified during the year when the corresponding loss adjustment was valued at an amount equal to the expected credit losses over the life of the asset amounted to EUR 3,940 million (2,902 million in 2023), without these modifications having a material impact on the income statement. Also, during 2024, the total of financial assets that have been modified since the initial recognition, and whose correction for expected loss has gone from being valued during the entire life of the asset to the following twelve months, amounts to EUR 2,950 million (2,804 million in 2023).
The transactions presented in the foregoing tables were classified at 31 December 2024 by nature, as follows:
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
•Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:
a.A period of a year must have passed from the refinancing or restructuring date.
Annual report 2024    812

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

b.The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.
c.The owner must not have any other operation with amounts past due by more than 90 consecutive days of material delay on the date of the reclassification to the normal risk category.
Attending to the credit attention 46% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (50% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 26% of the total forborne loan portfolio and 41% of the non-performing portfolio).

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
Annual report 2024    813

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The balance sheet items in the Group’s consolidated position that are subject to market risk are shown below, distinguishing those positions for which the main risk metric is VaR from those for which risk monitoring is carried out using other metrics:

Risk metric values on the consolidated balance sheet
EUR million
		Main market risk metric
	Balance sheet amount	VaR	Other	Main risk factor for 'Other' balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	192,208		192,208	Interest rate
Financial assets held for trading	230,253	230,253
Non-trading financial assets mandatorily at fair value through profit or loss	6,130	4,641	1,489	Interest rate, spread
Financial assets designated at fair value through profit or loss	7,915		7,915	Interest rate, spread
Financial assets designated at fair value through other comprehensive income	89,898	2,193	87,705	Interest rate, spread
Financial assets at amortized cost	1,203,707		1,203,707	Interest rate, spread
Hedging derivatives	5,672		5,672	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	(704)		(704)	Interest rate
Other assets	102,002
Total assets	1,837,081

Liabilities subject to market risk
Financial liabilities held for trading	152,151	152,151
Financial liabilities designated at fair value through profit or loss	36,360		36,360	Interest rate, spread
Financial liabilities at amortized cost	1,484,322		1,484,322	Interest rate, spread
Hedging derivatives	4,752		4,752	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(9)		(9)	Interest rate
Other liabilities	52,178
Total liabilities	1,729,754
Equity	107,327
Annual report 2024    814

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The following table displays the latest and average VaR values at 99% by risk factor over the last three years. It also shows the minimum and maximum VaR values in 2024 and 97.5% ES at the end of December 2024:

VaR statistics and expected shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2024					2023		2022
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	11.6	17.1	23.0	18.7	19.6	11.7	13.5	14.1	11.6
Diversification effect	(11.0)	(19.8)	(42.1)	(27.3)	(21.8)	(14.9)	(17.1)	(14.6)	(15.5)
Interest rate	11.4	17.0	23.1	20.2	19.8	12.2	11.1	12.6	9.9
Equities	2.8	6.0	18.8	9.5	6.5	3.2	6.0	4.2	5.5
Exchange rate	2.8	5.8	11.1	5.9	7.0	5.3	4.8	4.8	3.6
Credit spread	3.6	4.9	7.0	5.3	4.9	4.3	6.1	5.4	5.8
Commodities	2.0	3.2	5.1	5.1	3.2	1.6	2.6	1.7	2.3

Total Europe	9.0	12.7	17.4	16.0	16.0	9.4	11.8	12.2	10.5
Diversification effect	(9.9)	(15.4)	(33.3)	(18.4)	(15.9)	(10.5)	(13.8)	(10.4)	(14.2)
Interest rate	8.8	12.0	17.6	14.4	15.4	9.1	8.2	10.2	10.1
Equities	3.3	5.9	16.9	8.8	6.2	2.8	5.8	3.6	5.5
Exchange rate	3.1	5.1	8.9	5.8	5.3	3.5	5.2	3.4	3.3
Credit spread	3.6	4.9	7.0	5.3	4.9	4.3	6.1	5.4	5.8
Commodities	0.1	0.2	0.3	0.1	0.1	0.2	0.3	—	—

Total North America	4.9	6.9	9.3	6.4	6.8	4.0	5.0	2.3	2.7
Diversification effect	(0.2)	(1.1)	(4.3)	(0.8)	(0.8)	(0.7)	(0.5)	(0.8)	(1.1)
Interest rate	4.7	6.9	10.0	6.6	6.9	3.7	5.0	2.2	2.7
Equities	—	0.2	1.3	0.1	0.1	0.2	—	0.1	0.1
Exchange rate	0.4	0.9	2.3	0.5	0.6	0.8	0.5	0.8	1.0

Total South America	4.4	9.0	15.0	9.5	8.0	7.3	7.0	8.0	6.2
Diversification effect	(2.5)	(6.9)	(18.1)	(5.5)	(5.2)	(6.2)	(6.6)	(5.0)	(4.2)
Interest rate	4.5	8.8	14.7	6.5	5.5	7.3	5.6	7.0	5.5
Equities	0.0	1.2	4.4	2.1	1.6	1.4	2.4	1.6	1.7
Exchange rate	0.4	2.7	8.9	1.3	3.0	3.2	3.0	2.7	0.9
Commodities	2.0	3.2	5.1	5.1	3.1	1.6	2.6	1.7	2.3
A. In South and North America, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
VaR at the end of December (EUR 18.7 million) was EUR 5.2 million higher compared to the end of 2023, reflecting the spike in market volatility caused by geopolitical risk, inflation and its impact on central banks’ monetary policy, and greater exposure to interest rate risk in North America.
In 2024, average VaR (EUR 17.1 million) higher than 2023 and for all risk factors, especially interest rates. Temporary VaR increases owe more to short-term price volatility than to significant changes in positions.
By region, average VaR, was higher in the three regions where we operate, with the increase due to interest rates risk factor in North America, and more distributed among the other factors in the other regions.
Backtesting
Actual losses can differ from predicted losses because of the VaR’s limitations. Grupo Santander measures the accuracy of the VaR calculation model to make sure it is reliable. The most important tests Grupo Santander runs involve backtesting:
•At backtesting of hypothetical P/L and of the entire trading book no exception was observed during 2024 (daily loss greater than the VaR or daily profit greater than VaE) to VaR and VaE with a confidence level of 99%.
•The exceptions observed in the past year are consistent with the assumptions of the VaR calculation model.
Annual report 2024    815

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
In this sense and as a result of the joint effort of authorities and market participants, this transition process has been materialized in different milestones during the period between 2019 and 2024. From March and September 2024, the terms of the 3-month pound LIBOR, and the 1-month, 3-month and 6-month dollar LIBOR have ceased permanently, thus completing the transition.
The Group has carried out the operational and technological changes necessary to undertake the transition of these reference indexes.

3. Structural balance sheet risks
3.1. Main aggregates and variations
Consistent with previous years, the market risk profile of Grupo Santander’s balance sheet remained moderate in 2024 in terms of asset, shareholders’ equity and NII volumes.
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
Structural VaR
With such a homogeneous metric as VaR, Grupo Santander can fully monitor market risk in the banking book (excluding CIB trading activity). The Bank differentiates fixed income based on interest rates and credit spreads in ALCO portfolios, FX rates and shares.
In general, the structural VaR of Grupo Santander total assets and equity is minor.

Structural VaR
EUR million. Structural VaR 99% with a temporary horizon of one day.
	2024				2023		2022
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	620.7	747.7	910.0	687.5	705.0	749.5	664.0	538.5
Diversification effect	(237.2)	(386.4)	(575.5)	(268.6)	(416.6)	(444.7)	(417.1)	(422.4)
VaR Interest RateA	210.7	412.0	685.6	235.2	348.4	380.2	350.8	304.5
VaR Exchange Rate	526.9	571.7	629.8	594.4	580.4	642.9	493.4	461.0
VaR Equities	120.3	150.4	170.1	126.5	192.8	171.1	236.9	195.4
A. Includes credit spread VaR on ALCO portfolios.
Annual report 2024    816

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
At the end of December, under the scenarios previously described, significant risk of NII sensitivity to the euro amounted to EUR 877 million; to the pound sterling, EUR 211 million; to the US dollar, EUR 54 million; and to the Polish złoty, EUR 61 million, all with risk of rate cuts.
Significant risk of EVE sensitivity to yield curves of the euro was EUR 753 million; of the pound sterling, EUR 662 million; of the US dollar, EUR 132 million euros; and of the Polish złoty, EUR 244 million euros, mostly with risk of rate cuts, except for the US dollar.
Exposure was moderate in relation to annual budget and capital levels in 2024.
•North America
At the end of December, sensitivity of NII on our North America balance sheet to interest rate hikes was positive, while EVE sensitivity was negative.
Exposure was moderate in relation to annual budget and capital levels in 2024.
At the end of December, significant risk to NII was mainly in the US and amounted to EUR 125 million.
The most significant risk to EVE was in the US and amounted to EUR 639 million.
•South America
EVE and NII on our main South American balance sheets are positioned for interest rate cuts.
Exposure in all countries was moderate in relation to the annual budget and capital levels in 2024.
At the end of December, most significant risk to NII was mainly in Brasil (EUR 124 million) and in Chile (EUR 4 million).
Most significant risk to EVE was recorded in Brasil (EUR 411 million) and in Chile (EUR 323 million).
Structural foreign currency rate risk/results hedging
Grupo Santander's structural FX risk stems mainly from the income and hedging of foreign currency transactions for permanent financial investments. In the dynamic management of this risk, Grupo Santander aims to limit the impact of FX rate movements on the core capital ratio. In 2024, the hedged of the different currencies that have an impact on our core capital ratio was close to 100%.
In December 2024, our permanent exposures (with potential impact on shareholders’ equity) were, from largest to smallest, in
US dollars, British pounds sterling, Brazilian reais, Mexican pesos, Polish złoty and Chilean pesos.
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
At the end of December 2024, the equities and shareholdings in the banking book were diversified among Spain, China, Morocco, Poland and other countries. Most of them invest in the financial and insurance sectors. Grupo Santander has minor equity exposure to property and other sectors.
Structural equity positions are exposed to market risk. The Group calculates its VaR with a set of market prices and proxies. At the end of the year 2024, VaR at a 99% confidence level over a one-day horizon was EUR 127 million (EUR 171 million and EUR 195 million in 2023 and 2022, respectively).
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
Annual report 2024    817

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
Annual report 2024    818

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
In this sense, deposits do not show a tendency towards concentration, maintaining a stable structure at 31 December 2024, where approximately 75% are transactional and more than 80% of retail deposits are insured by deposit guarantee systems of the different countries.
g) Liquidity scenario analysis
As liquidity stress tests, five standard scenarios have been defined:

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
h) Liquidity early warning indicators
Early warning indicator system consists of quantitative and qualitative liquidity indicators that help predict stress situations and weaknesses in the funding and liquidity structure of Grupo Santander entities. External indicators relate to market-based financial variables; internal indicators relate to our own performance.
i) Intraday liquidity metrics
Grupo Santander follows Basel regulation and calculates several metrics and stress scenarios for intraday liquidity risk to maintain a high level of control.
ii. Liquidity coverage ratio and net stable financing ratio
The regulatory requirement for the LCR ratio has been set at 100% since 2018.
Below is a breakdown of the Group's liquid assets composition according to the criteria established in the supervisory prudential information (Commission Implementing Regulation (EU) 2017/2114 of 9 November 2017) for the determination of high-quality liquid assets for the calculation of the LCR ratio (HQLA):

EUR million
	2024	2023	2022
	Amount weighted applicable	Amount weighted applicable	Amount weighted applicable
High-quality liquid assets-HQLAs
Cash and reserves available at central banks	188,745	217,935	127,285
Marketable assets Level 1	150,912	119,043	177,887
Marketable assets Level 2A	4,696	4,236	3,308
Marketable assets Level 2B	6,951	6,814	3,562
Total high-quality liquid assets	351,304	348,028	312,042

EUR million
	2024	2023	2022
High-quality liquid assets-HQLAs (numerator)	315,524	348,028	312,042
Total net cash outflows (denominator)	206,889	209,892	204,759
Cash outflows	278,760	282,982	270,748
Cash inflows	71,871	73,090	65,989
Consolidated LCR ratio (%)	153%	166%	152%
Group LCR ratio (%)	168%
NSFR ratio (%)	126%	123%	121%
Since 2024, the calculation of the consolidated LCR ratio has been updated to comply with a series of requirements regarding asset transferability restrictions in third countries. This new consolidated ratio includes an adjustment whereby any excess liquidity above 100% of LCR outflows, which is subject to transferability restrictions (legal or operational) in third countries, is not taken into account. This applies even if the surplus liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.
The total high-quality liquid assets differ from the high-quality liquid assets (HQLAs) considered as the numerator within the consolidated LCR ratio, due to the aforementioned adjustment.
Annual report 2024    819

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

In addition, since 2024, we have been calculating a Group LCR ratio using an internal methodology that determines the minimum common coverage percentage simultaneously across all the Group's markets and considers all existing restrictions on liquidity transfers in third countries. This methodology reflects the Group's resilience to liquidity risk more accurately and the internal ratio presents a level that is consistent with what would be achieved by applying the criteria followed until mid-2024, which did not include restrictions on liquidity transfers between subsidiaries.
Regarding the net stable funding ratio (NSFR), its definition was approved by the Basel Committee in October 2014. The transposition of this requirement into European regulation took place in June 2019 with the publication in the Official Journal of the European Union of Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019. The Regulation establishes that entities must have a net stable funding ratio, as defined in the Regulation, above 100% from June 2021.
As for the funding structure, given the inherently commercial nature of the Group's balance sheet, the loan portfolio is mainly financed by customer deposits. In note 22, 'Debt securities,' the composition of these liabilities is presented based on their nature and classification, the movements and maturity profile of the debt securities issued by the Group, reflecting the strategy of diversification by products, markets, issuers, and terms followed by the Group in its approach to wholesale markets.
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

Annual report 2024    820

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2024 (EUR thousand million):

Residual maturities of the liabilities	Unmatured	<=1month	>1 month <=3 months	>3 months <=12 months	>1 year <=2 years	>2 years <=3 years	3 years <=5 years	5 years <=10 years	>10 years	Total
Committed assets	45.6	55.9	13.9	39.9	33.0	37.6	39.6	20.6	13.7	299.8
Guarantees received committed	40.0	60.3	16.4	38.8	3.1	0.8	0.9	0.6	0.1	161.0
The reported Group information as required by the EBA at 2024 year-end is as follows:

On-balance-sheet encumbered assets
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Loans and advances	168.8		1,181.0
Equity instruments	9.6	9.6	13.9
Debt securities	93.8	94.3	189.7	190.6
Other assets	27.6		152.8
Total assets	299.8		1,537.2

Encumbrance of collateral received
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	161.0	49.6
Loans and advances	1.2	—
Equity instruments	7.0	7.5
Debt securities	152.8	41.9
Other collateral received	—	0.2
Own debt securities issued other than own covered bonds or ABSs	0.1	2.3

Encumbered assets and collateral received and matching liabilities
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	363.0	460.9
On-balance-sheet encumbered assets amounted to EUR  299,831 million, of which close to 56% are loans (mortgage loans, corporate loans, etc.). Guarantees received committed amounted to EUR 160,995 million, relating mostly to debt securities received as security in asset purchase transactions and re-used.
Taken together, these two categories represent a total of EUR 460,888 million of encumbered assets, which give rise to EUR 363,038 million matching liabilities.
As of December 2024, total asset encumbrance in funding operations represented 22.5% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 2,047,690 million), similar to December 2023.

d) Capital risk
The second line of defence can independently challenge business and first-line activities by:
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
Regulatory capital
At 1 January 2025, at a consolidated level, the Group must maintain a minimum capital ratio of 9.65% of CET1 ( 4.50% being the requirement for Pillar I, 0.98% being the requirement for Pillar 2R (requirement), 2.50% being the requirement for capital conservation buffer, 1.25% being the requirement for global systemically entity (D-SIB), 0.39% being the requirement for anti-cyclical capital buffer) and a systemic risk requirement of 0.03%
Grupo Santander must also maintain a minimum capital ratio of 11.47% of tier 1 and a minimum total ratio of 13.91%.
Annual report 2024    821

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

In 2024, the solvency target set was achieved. Santander’s CET1 ratio stood at 12.78%1 at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital
EUR million
	2024	2023	2022
Subscribed capital	7,576	8,092	8,397
Share premium account	40,079	44,373	46,273
Reserves	76,568	69,278	62,111
Treasury shares	(68)	(1,078)	(675)
Attributable profit	12,574	11,076	9,605
Approved dividendC	(1,532)	(1,298)	(979)
Shareholders’ equity on public balance sheet	135,197	130,443	124,732
Valuation adjustments	(36,596)	(35,020)	(35,628)
Non-controlling interests	8,726	8,818	8,481
Total Equity on public balance sheet	107,327	104,241	97,585
Goodwill and intangible assets	(16,098)	(17,313)	(17,272)
Eligible preference shares and participating securities	10,371	9,002	8,831
Accrued dividendC	(1,611)	(1,471)	(942)
Other adjustmentsA	(9,817)	(8,717)	(5,169)
Tier 1B	90,170	85,742	83,033
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

1 Data calculated applying the transitional provisions of IFRS 9.
The following table shows the capital coefficients and a detail of the eligible internal resources of the Group:

Capital coefficients
EUR million
	2024	2023	2022
Level 1 ordinary eligible capital (EUR million)	79,800	76,741	74,202
Level 1 additional eligible capital (EUR million)	10,371	9,002	8,831
Level 2 eligible capital (EUR million)	18,418	16,497	14,359
Risk-weighted assets (EUR million)	624,503	623,731	609,266
Level 1 ordinary capital coefficient (CET 1)	12.78%	12.30%	12.18%
Level 1 additional capital coefficient (AT1)	1.66%	1.45%	1.45%
Level 1 capital coefficient (TIER1)	14.44%	13.75%	13.63%
Level 2 capital coefficient (TIER 2)	2.95%	2.64%	2.36%
Total capital coefficient	17.39%	16.39%	15.99%

Eligible capital
EUR million
	2024	2023	2022
Eligible capital
Common Equity Tier I	79,800	76,741	74,202
Capital	7,576	8,092	8,397
(-) Treasure shares and own shares financed	(1,694)	(2,847)	(60)
Share Premium	40,079	44,373	46,273
Reserves	76,608	68,721	62,246
Other retained earnings	(38,617)	(35,038)	(37,439)
Minority interests	8,479	6,899	7,416
Profit net of dividends	9,431	8,307	7,684
Deductions	(22,061)	(21,766)	(20,315)
Goodwill and intangible assets	(15,957)	(17,220)	(17,182)
Others	(6,104)	(4,546)	(3,133)
Additional Tier I	10,371	9,002	8,831
Eligible instruments AT1	9,725	8,461	8,344
AT1-excesses-subsidiaries	645	541	487
Tier II	18,418	16,497	14,359
Eligible instruments T2	18,869	17,101	14,770
Excess IRB provision on PE	—	76	—
T2-excesses - subsidiaries	(450)	(680)	(411)
Total eligible capital	108,589	102,240	97,392
Note: Banco Santander, S.A. and its affiliates had not taken part in any State aid programmes.
Annual report 2024    822

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
With the publication of Regulation (EU) 2019/876 of 20 May, 2019, amending Regulation (EU) n.º 575/2013 as regards the leverage ratio, the final calibration of the ratio is set at 3% for all entities and, for systemic entities G-SIB, is established an additional surcharge which would be 50% of the cushion ratio applicable to the EISM, applicable from January 2023. In addition, modifications are included in its calculation, including the exclusion of certain exposures from the total exposure measure: public loans when exceptional circumstances arise, public loans, transfer loans and officially guaranteed export credits, transfer loans and officially guaranteed export credits.

EUR million
	2024	2023	2022
Leverage
Level 1 Capital	90,170	85,742	83,033
Exposure	1,885,572	1,826,922	1,750,626
Leverage Ratio	4.78%	4.69%	4.74%
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
Additionally, Grupo Santander appears both on the list of global systemic entities and on the list of domestic systemic entities. Bank of Spain, based on rule 23 of Circular 2/2016, requires the application of the highest of the two corresponding buffers, in the case of Grupo Santander being the domestic one, 1.25%, a surcharge payable by 2025.
The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.
Annual report 2024    823

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

55. Additional disclosures
This note includes relevant information about additional disclosure requirements.
55.1 Parent company financial statements
Following are the summarised balance sheets of Banco Santander, S.A. as of December 31, 2024, 2023 and 2022 :

EUR million
CONDENSED BALANCE SHEETS (Parent company only)	31 December 2024	31 December 2023	31 December 2022
Assets
Cash and due from banks	157,665	172,524	177,920
Of which:
To bank subsidiaries	5,952	6,834	14,548
Trading account assets	135,758	102,296	92,128
Investment securities	77,230	63,325	47,560
Of which:
To bank subsidiaries	16,191	16,137	14,287
To non-bank subsidiaries	1,005	1,229	1,327
Net loans and leases	301,937	298,068	314,905
Of which:
To non-bank subsidiaries	21,127	22,435	25,312
Investment in affiliated companies	100,045	99,326	94,213
Of which:
To bank subsidiaries	74,624	74,016	70,698
To non-bank subsidiaries	25,421	25,310	23,515
Premises and equipment, net	6,219	6,368	6,513
Other assets	15,986	15,435	16,787
Total assets	794,840	757,342	750,026

Liabilities
Deposits	393,787	398,374	418,841
Of which:
To bank subsidiaries	6,645	7,832	16,619
To non-bank subsidiaries	19,176	14,610	15,106
Short-term debt	88,263	70,771	54,255
Long-term debt	137,549	129,258	114,447
Total debt	225,812	200,029	168,702
Of which:
To bank subsidiaries	100	—	—
To non-bank subsidiaries	2,428	1,816	1,638
Other liabilities	96,909	84,065	92,437
Total liabilities	716,508	682,468	679,980

Stockholders' equity
Capital stock	7,576	8,092	8,397
Retained earnings and other reserves	70,756	66,782	61,649
Total stockholders' equity	78,332	74,874	70,046

Total liabilities and Stockholders’ Equity	794,840	757,342	750,026
In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.
Annual report 2024    824

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2024, 2023 and 2022.

EUR million
	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	31 December 2024	31 December 2023	31 December 2022
Interest income	35,474	32,231	19,322
Interest from earning assets	27,639	23,049	10,579
Dividends from affiliated companies	7,835	9,182	8,743
Of which:
From bank subsidiaries	6,959	8,159	8,228
From non-bank subsidiaries	876	1,023	515
Interest expense	(20,112)	(16,204)	(5,958)
Interest income / (charges)	15,362	16,027	13,364
Provision for credit losses	(1,334)	(1,372)	(1,397)
Interest income / (charges) after provision for credit losses	14,028	14,655	11,967
Non-interest income	5,712	4,778	4,808
Non-interest expense	(8,548)	(9,661)	(8,811)
Income before income taxes	11,192	9,772	7,964
Income tax benefit (expense)	(1,091)	(533)	(43)
Net income	10,101	9,239	7,921
Annual report 2024    825

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Following are the condensed statements of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2024, 2023 and 2022:

EUR million
	Year ended
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	31 December 2024	31 December 2023	31 December 2022
NET INCOME	10,101	9,239	7,921
OTHER COMPREHENSIVE INCOME	730	(57)	(735)
Items that may be reclassified subsequently to profit or loss	305	276	(524)
Hedging instruments (items not designated)	—	—	—
Revaluation gains (losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Debt instruments at fair value with changes in other comprehensive income	28	104	(328)
Revaluation gains (losses)	(55)	65	(242)
Amounts transferred to income statement	84	39	(86)
Other reclassifications	—	—	—
Cash flow hedges:	409	284	(420)
Revaluation gains/(losses)	140	(70)	(505)
Amounts transferred to income statement	269	354	85
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	—	—	—
Exchange differences	—	—	—
Non-current assets held for sale	—	—	—
Income tax	(132)	(112)	224
Items that will not be reclassified to profit or loss	425	(333)	(211)
Actuarial gains/(losses) on pension plans	(16)	(14)	279
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	262	(250)	(450)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	20	(31)	18
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	(20)	31	(18)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	247	(107)	58
Income tax relating to items that will not be reclassified	(68)	38	(98)
TOTAL COMPREHENSIVE INCOME	10,831	9,182	7,186
Annual report 2024    826

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2024, 2023 and 2022.

EUR million
	Year ended
CONDENSED CASH FLOW STATEMENTS (Parent company only)	31 December 2024	31 December 2023	31 December 2022
1. Cash flows from operating activities
Consolidated profit	10,101	9,239	7,921
Adjustments to profit	(4,439)	(3,746)	3,370
Net increase/decrease in operating assets	(63,686)	(6,765)	(58,102)
Net increase/decrease in operating liabilities	27,480	(6,880)	85,367
Reimbursements/payments of income tax	(591)	(360)	(1,724)
Total net cash flows from operating activities (1)	(31,135)	(8,512)	36,832

2. Cash flows from investing activities
Investments (-)	(2,915)	(5,458)	(4,257)
Divestments (+)	9,544	10,880	10,852
Total net cash flows from investment activities (2)	6,629	5,422	6,595

3. Cash flows from financing activities
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	485	649	369
Acquisition of own equity instruments	(3,740)	(2,974)	(1,847)
Issuance of debt securities	5,625	5,636	—
Redemption of debt securities	(3,615)	(1,813)	(1,678)
Dividends paid	(3,017)	(2,261)	(1,848)
Issuance/Redemption of equity instruments	(751)	—	—
Other collections/payments related to financing activities	(300)	(166)	(180)
Total net cash flows from financing activities (3)	(5,313)	(929)	(5,184)

4. Effect of exchange rate changes on cash and cash equivalents (4)	2,256	(1,044)	104

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(27,563)	(5,063)	38,347
Cash and cash equivalents at beginning of period	125,020	130,083	91,736
Cash and cash equivalents at end of period	97,457	125,020	130,083
55.2 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of 31 December 2024, 2023 and 2022:

EUR million
	2024	2023	2022
Preference shares	211	202	198
Preferred securities	9,821	9,081	7,898
Total	10,032	9,283	8,096
Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost - Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2024, 2023 and 2022.
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
Annual report 2024    827

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group.
Santander Finance Preferred, S.A. (Unipersonal)- issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that month with Banco Santander, S.A.
For further information, see note 23.c. 'Subordinated liabilities-other disclosures'.

	Outstanding at 31 December 2024
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 31 December 2024
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate		Maturity date

Banco Santander, S.A., March 2018	Euro	187.2	4.750%	(B)	Perpetuity
Banco Santander, S.A., January 2020	Euro	1,493.0	4.375%	(C)	Perpetuity
Banco Santander, S.A., May 2021	US Dollar	998.0	4.750%	(D)	Perpetuity
Banco Santander, S.A., May 2021	Euro	750.0	4.125%	(E)	Perpetuity
Banco Santander, S.A., September 2021	Euro	1,000.0	3.625%	(F)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,150.0	9.625%	(G)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,349.4	9.625%	(H)	Perpetuity
Banco Santander, S.A., May 2024	Euro	1,498.0	7.00%	(I)	Perpetuity
Banco Santander, S.A., August 2024	US Dollar	1,495.6	8.00%	(J)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 + 0.05% subject to a maximum distribution of 8% per annum		Perpetuity

A.From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.Payment is subject to certain conditions and to the discretion of the Banco Santander. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 409.7 basis points on the Mid-Swap Rate.
C. Payment is subject to certain conditions and to the discretion of the Banco Santander. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis point on the 5-year Mid-Swap Rate.
D.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.750% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate.
E.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.125% interest rate is set for the first seven years, revised every 5 years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro mid-swap.
F. Payment is subject to certain conditions and to the discretion of Banco Santander. The 3.625% interest rate is set for the first eight years, revised every 5 years thereafter by applying a margin of 376 basis points over the 5-year Mid-Swap Rate.
G. Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first five years and six months, revised every 5 years thereafter by applying a margin of 530.6 basis points on the five-year UST rate.
H. Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 529.8 basis points on the five-year UST Rate.
I. Payment is subject to certain conditions and to the discretion of Banco Santander. The 7.00% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 443.2 basis points on the five-year Mid-Swap rate.
J. Payment is subject to certain conditions and to the discretion of Banco Santander. The 8.00% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 391.1 basis points on the five-year Mid-Swap rate.
Annual report 2024    828

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

APPENDIX
Annual report 2024    829

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Appendix I

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
A & L CF (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF June (2) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
A & L CF June (3) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF March (5) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
A & L CF September (4) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	Securitization
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	Securitization
Abbey National Beta Investments Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Treasury Services Investments Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Treasury Services Overseas Holdings (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National UK Investments (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abent 3T, S.A.P.I de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Electricity production
Ablasa Participaciones, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Aduro S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	Holding company
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Agro Flex Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Allane Leasing GmbH	Austria	0.00%	46.95%	100.00%	100.00%	Renting
Allane Location Longue Durée S.a.r.l.	France	0.00%	46.95%	100.00%	100.00%	Renting
Allane Mobility Consulting AG	Switzerland	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting B.V.	Netherlands	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Consulting services
Annual report 2024    830

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Allane Mobility Consulting Österreich GmbH	Austria	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting S.a.r.l	France	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Schweiz AG	Switzerland	0.00%	46.95%	100.00%	100.00%	Renting
Allane SE	Germany	0.00%	46.95%	92.07%	92.07%	Renting
Allane Services GmbH & co. KG	Germany	0.00%	46.95%	100.00%	100.00%	Services
Allane Services Verwaltungs GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Management of portfolios
Alliance & Leicester Cash Solutions Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Commercial Bank Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Investments (Derivatives) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Investments Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Alternative Leasing, FIL (Compartimento B)	Spain	100.00%	0.00%	100.00%	100.00%	Investment fund
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Inactive
América Gestão Serviços em Energía S.A.	Brazil	0.00%	63.00%	70.00%	—	Electricity production
Amherst Pierpont Commercial Mortgage Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securitization
Amherst Pierpont International Ltd.	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
AMS Auto Markt Am Schieferstein GmbH	Germany	0.00%	90.01%	100.00%	100.00%	Vehicle sales
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Andaluza de Inversiones, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
AP Acquisition Trust I	United States	0.00%	100.00%	100.00%	100.00%	Trust company
AP Acquisition Trust II	United States	0.00%	100.00%	100.00%	100.00%	Inactive
AP Asset Acquisition LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
APSG GP LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Services
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Services
Ararinha Fundo de Investimento em Renda Fixa Longo Prazo Crédito Privado	Brazil	0.00%	90.00%	100.00%	—	Investment fund
Artarien S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Atempo Growth I - Sub-Fund 4	Luxembourg	100.00%	0.00%	100.00%	—	Investment fund
Athena Corporation Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Atlantes Mortgage No. 2	Portugal	—	(a)	—	—	Securitization
Annual report 2024    831

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Atlantes Mortgage No. 3	Portugal	—	(a)	—	—	Securitization
Atlantes Mortgage No. 4	Portugal	—	(a)	—	—	Securitization
Atual - Fundo de Invest Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Auto ABS Belgium Loans 2019 SA/NV	Belgium	—	(a)	—	—	Securitization
Auto ABS DFP Master Compartment France 2013	France	—	(a)	—	—	Securitization
Auto ABS French Leases 2021	France	—	(a)	—	—	Securitization
Auto ABS French Leases 2023	France	—	(a)	—	—	Securitization
Auto ABS French Leases Master Compartment 2016	France	—	(a)	—	—	Securitization
Auto ABS French Loans 2024	France	—	(a)	—	—	Securitization
Auto ABS French Loans Master	France	—	(a)	—	—	Securitization
Auto ABS French LT Leases Master	France	—	(a)	—	—	Securitization
Auto ABS Italian Balloon 2019-1 S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Rainbow Loans S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans 2023-1 S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2024-1)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2024-2)	Italy	—	(a)	—	—	Securitization
Auto ABS Spanish Loans 2020-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Auto ABS Spanish Loans 2022-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Auto ABS Spanish Loans 2024-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Autodescuento, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	93.89%	Vehicles purchased by internet
Autohaus24 GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Internet
Auto-Interleasing AG	Switzerland	0.00%	100.00%	100.00%	—	Renting
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Santillana, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Renting
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Finance company
Banco Bandepe S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Banking
Banco de Albacete, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	45.00%	50.00%	50.00%	Banking
Banco Santander - Chile	Chile	0.00%	67.13%	67.18%	67.18%	Banking
Banco Santander (Brasil) S.A.	Brazil	0.04%	89.96%	90.60%	90.80%	Banking
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander Argentina S.A.	Argentine	0.00%	99.82%	99.77%	99.78%	Banking
Annual report 2024    832

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Banco Santander de Negocios Colombia S.A.	Colombia	92.95%	7.05%	100.00%	100.00%	Banking
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International SA	Switzerland	34.70%	65.30%	100.00%	100.00%	Banking
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	24.93%	75.05%	99.98%	99.97%	Banking
Banco Santander Perú S.A.	Peru	99.90%	0.10%	100.00%	100.00%	Banking
Banco Santander S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	Banking
Banco Santander Totta, S.A.	Portugal	0.00%	99.87%	99.96%	99.96%	Banking
Banque Stellantis France	France	0.00%	50.00%	50.00%	50.00%	Banking
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
Bilkreditt 7 Designated Activity Company (c)	Ireland	—	(a)	—	—	Securitization
Blecno Investments, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
BRS Investments S.A.	Argentine	5.10%	94.90%	100.00%	100.00%	Finance company
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Finance company
Carmine D - Services, Unipessoal Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	Software
Cartasur Cards S.A.	Argentine	0.00%	99.82%	100.00%	100.00%	Finance company
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	Securities company
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Cater Allen Lloyd's Holdings Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
CCAP Auto Lease Ltd.	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Centro de Capacitación Santander, A.C.	Mexico	0.00%	99.98%	100.00%	100.00%	Non-profit institute
Certidesa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Aircraft rental
Charlotte 2023 Funding Plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Charlotte 2023 Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Cianite New Energy, S.r.l.	Italy	0.00%	49.00%	70.00%	70.00%	Renewable energies
CIMA Finance DAC Series 2022-1	Ireland	—	(a)	—	—	Securitization
CIMA Finance DAC Series 2023-1	Ireland	—	(a)	—	—	Securitization
CLM Fleet Management Limited	United Kingdom	0.00%	100.00%	100.00%	—	Vehicle rental
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Collection services
Annual report 2024    833

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Community Development and Affordable Housing Fund LLC	United States	0.00%	96.00%	96.00%	96.00%	Asset management
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	Banking
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	Banking
Comparanet, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	—	Insurance mediation
Consumer Totta 1	Portugal	—	(a)	—	—	Securitization
Consumer Totta 2	Portugal	—	(a)	—	—	Securitization
Contrato de Fideicomiso Irrevocable de Administración CIB/4473	Mexico	—	(a)	—	—	Trust company
Credileads S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Advertising
D365 Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	90.00%	100.00%	—	Investment fund
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Reinsurances
Decarome, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Finance company
Decarope S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Investment Company
Deva Capital Advisory Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Holding Company, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Deva Capital Investment Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Deva Capital Management Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Servicer Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Diglo Servicer Company 2021, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Real estate management
Diners Club Spain, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Cards
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Drive Auto Receivables Trust 2021-1	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2021-2	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2021-3	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2024-1	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2024-2	United States	—	(a)	—	—	Securitization
Drive S.r.l.	Italy	0.00%	75.00%	75.00%	75.00%	Renting
Ductor Real Estate, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Ebury Banco de Cambio S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Banco Holding Participações Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Brasil Consultoria S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Consulting services
Ebury Brasil Holding Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Brasil Participações S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Facilitadora De Pagamentos Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Software
Ebury Mass Payments Holdco Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Mass Payments Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Payment services
Annual report 2024    834

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Ebury Partners (DIFC) Limited	Arab United Emirates	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Australia Pty Ltd.	Australia	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Belgium NV /SA	Belgium	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Partners Canada Limited	Canada	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Chile SpA	Chile	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners China Limited	China	0.00%	66.43%	100.00%	100.00%	Marketing
Ebury Partners Finance Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Hong Kong Limited	Hong-Kong	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Limited	United Kingdom	0.00%	66.43%	66.43%	66.54%	Holding company
Ebury Partners Markets Cyprus Limited	Cyprus	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Markets Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners México, S.A. de C.V.	Mexico	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Partners South Africa (Pty) Ltd	Republic of South Africa	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Switzerland AG	Switzerland	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners UK Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Electronic money
Ebury Payments PTE Ltd.	Singapur	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Soluções de Pagamentos Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Financial services
Ebury Tech Participações Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Technology Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Software
EDT FTPYME Pastor 3, Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Elcano Renovables, S.L.	Spain	0.00%	70.00%	70.00%	70.00%	Holding company
Electrolyser, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	Services
Elevate Tech Platforms, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Emdia Serviços Especializados em Cobranças Ltda.	Brazil	0.00%	90.00%	100.00%	100.00%	Collection services
Empresa de Créditos Santander Consumo Perú S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Energias Renovables de Ormonde 30, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	55.00%	Renewable energies
Energias Renovables de Titania, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	55.00%	Renewable energies
Energias Renovables Gladiateur 45, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	55.00%	Renewable energies
Energias Renovables Prometeo, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	55.00%	Renewable energies
Esfera Fidelidade S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Services
Evidence Previdência S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Insurance
Eyemobile Tecnologia S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
F1rst Tecnologia e Inovação Ltda.	Brazil	0.00%	90.00%	100.00%	100.00%	IT services
Fideicomiso Empresarial Irrevocable de Administración y Garantía F/3443	Mexico	—	(a)	—	—	Trust company
Annual report 2024    835

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	Finance company
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Finance company
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
FIT Economia de Energia S.A.	Brazil	0.00%	58.50%	65.00%	—	Electricity production
Flexliving Valdemarín, S.L.	Spain	0.00%	90.00%	90.00%	—	Real estate
Fondation Holding Auto ABS Belgium Loans	Belgium	—	(a)	—	—	Securitization
Fondo de Titulización PYMES Santander 15	Spain	—	(a)	—	—	Securitization
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	Securitization
Fondo de Titulización, RMBS Santander 7	Spain	—	(a)	—	—	Securitization
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Fund management company
Foreign Exchange Solutions S.L.	Spain	0.00%	66.43%	100.00%	100.00%	IT services
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	Finance company
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Freedom Depository Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Freedom Depository, LLC	United States	0.00%	100.00%	100.00%	100.00%	Securitization
Fundo de Investimento em Direitos Creditórios Atacado - Não Padronizado	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Fundo de Investimento em Direitos Creditórios Tellus	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Securitization
GC FTPYME Pastor 4, Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Generación de Energía Villahermosa, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	—	Electricity production
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Accounting services
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Services
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Gestión de Inversiones JILT, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Services
Gestora de Procesos S.A. en liquidación (c)	Peru	100.00%	0.00%	100.00%	100.00%	Financial services
Annual report 2024    836

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Getnet Argentina S.A.U.	Argentine	0.00%	100.00%	100.00%	100.00%	Payment methods
Getnet Europe, Entidad de Pago, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
Getnet Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Getnet Merchant Solutions UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Getnet México Servicios de Adquirencia, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Getnet Payments, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Getnet Sociedade de Credito Direto S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Finance company
Getnet Technology and Operations Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Getnet Uruguay S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payment methods
GNXT Serviços de Atendimento Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Telemarketing
Golden Bar (Securitisation) S.r.l.	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2020-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2020-2	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2021-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2022-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2023-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2023-2	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2024-1	Italy	—	(a)	—	—	Securitization
Grafite New Energy, S.r.l.	Italy	0.00%	49.00%	70.00%	70.00%	Renewable energies
Gravity Cloud Technology, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Grupo Empresarial Santander, S.L.	Spain	99.62%	0.38%	100.00%	100.00%	Holding company
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Automotive
Hipototta No. 13	Portugal	—	(a)	—	—	Securitization
Hipototta No. 4 plc	Ireland	—	(a)	—	—	Securitization
Hipototta No. 5 plc	Ireland	—	(a)	—	—	Securitization
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Hyundai Capital Bank Europe GmbH	Germany	0.00%	51.00%	51.00%	51.00%	Banking
Hyundai Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	45.00%	100.00%	—	Investment fund
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-commerce
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Innohub, S.A.P.I. de C.V. (c)	Mexico	0.00%	62.01%	69.54%	62.01%	IT services
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Annual report 2024    837

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Marítimas del Mediterráneo, S.A., en liquidación (c)	Spain	0.00%	100.00%	100.00%	100.00%	Inactive
Isar Valley S.A.	Luxembourg	—	(a)	—	—	Securitization
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	Finance company
Klare Corredora de Seguros S.A.	Chile	0.00%	100.00%	100.00%	50.10%	Insurance mediation
Landcompany 2020, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate management
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	Agricultural holding
Lerma Investments 2018, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Liquetine, S.L. Unipersonal	Spain	0.00%	70.00%	100.00%	100.00%	Renewable energies
Liquidity Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Factoring
Lynx Financial Crime Tech, S.A.	Spain	0.00%	79.99%	79.99%	100.00%	IT services
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	Mortgage credit company
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
Mata Alta, S.L. Unipersonal	Spain	0.00%	61.59%	100.00%	100.00%	Agricultural holding
MCE Bank GmbH	Germany	0.00%	90.01%	90.01%	90.01%	Banking
MCE Verwaltung GmbH	Germany	0.00%	90.01%	100.00%	100.00%	Real estate rental
Mercadotecnia, Ideas y Tecnología, S.A. de C.V.	Mexico	0.00%	70.00%	70.00%	70.00%	Payment methods
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	Financial advisory
Midata Service GmbH	Germany	0.00%	90.01%	100.00%	100.00%	IT services
Moon GC&P Investments, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	Holding company
Motor Securities 2018-1 Designated Activity Company (c)	Ireland	—	(a)	—	—	Securitization
Mouro Capital I LP	United Kingdom	0.00%	100.00%	100.00%	100.00%	Investment fund
Multiplica SpA	Chile	0.00%	100.00%	100.00%	100.00%	Payment services
Munduspar Participações S.A.	Brazil	80.00%	0.00%	80.00%	80.00%	Holding company
Navegante Américo Vespucio SpA	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
Naviera Mirambel, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
NeoAuto S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Vehicles purchased by internet

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Newcomar, S.L., en liquidación (c)	Spain	40.00%	40.00%	80.00%	80.00%	Real estate
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.64%	78.74%	78.74%	Investment fund
Annual report 2024    838

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-commerce
One Mobility Management GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Services
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Commerce
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Openbank México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	100.00%	100.00%	100.00%	Banking
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (b)	Ireland	0.00%	0.00%	0.00%	0.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (b)	Ireland	0.00%	0.00%	0.00%	0.00%	Fund management company
Paga Después, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Emoney, E.D.E., S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Ltd	United Kingdom	100.00%	0.00%	100.00%	100.00%	Holding company
PagoNxt Merchant Solutions FZ-LLC	Arab United Emirates	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Merchant Solutions India Private Limited	India	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Payments Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Payments Chile SpA	Chile	0.00%	100.00%	100.00%	100.00%	Services
PagoNxt Payments México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT services
PagoNxt Payments UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payment services
PagoNxt Payments, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT services
PagoNxt Trade Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
PagoNxt US, LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
PagoNxt, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Paytec Logística e Armazém Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Logistics services
Paytec Tecnologia em Pagamentos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Commerce
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Securities brokerage
Phoenix S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payment methods
Pony S.A.	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2023-1	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2024-1	Luxembourg	—	(a)	—	—	Securitization
Portal Universia Argentina S.A.	Argentine	0.00%	75.75%	75.75%	75.75%	Internet
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Internet
Precato IV Fundo de Investimento em Direitos Creditórios - Não Padronizados	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Annual report 2024    839

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Punta Lima Wind Farm, LLC	United States	0.00%	100.00%	100.00%	100.00%	Renewable energies
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Repton 2023-1 Limited	United Kingdom	—	(a)	—	—	Securitization
Retailcompany 2021, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Retop S.A. (f)	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Return Capital Gestão de Ativos e Participações S.A.	Brazil	0.00%	90.00%	100.00%	80.00%	Collection services
Rojo Entretenimento S.A.	Brazil	0.00%	85.14%	94.60%	94.60%	Real estate
SAFO Alternative Lending, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
SAI Alternative Investments México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	—	Consulting services
SAI Lux Carry SCSp	Luxembourg	0.00%	100.00%	100.00%	—	Fund management company
SALCO, Servicios de Seguridad Santander, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Security
SAM Argentina Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Investment fund management
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
SAM Inversiones Argentina S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Pension fund management company
SAM Investment Holdings, S.L.	Spain	92.37%	7.63%	100.00%	100.00%	Holding company
San Créditos Estruturados i Fundo de Investimento em Direitos Creditórios Não Padronizados	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
San Pietro Solar PV, S.r.l.	Italy	0.00%	56.00%	80.00%	80.00%	Renewable energies
SANB Promotora de Vendas e Cobrança S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Finance company
Sancap Investimentos e Participações S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Holding company
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander (CF Trustee) Limited (d)	United Kingdom	—	(a)	—	—	Inactive
Santander (UK) Group Pension Schemes Trustees Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Ahorro Inmobiliario 1, S.A. (c)	Spain	98.53%	0.00%	98.53%	98.53%	Real estate rental
Santander Alternative Investments, S.G.I.I.C., S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander AM Global Working Capital Fund I	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander Asesorías Financieras Limitada	Chile	0.00%	67.45%	100.00%	100.00%	Financial advisory
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Finance Opportunities	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Management - SGOIC, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Fund management company
Annual report 2024    840

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Santander Asset Management Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Securities Investment
Santander Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Asset Management, S.A., SGIIC	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Auto Lease Titling Ltd.	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Banca de Inversión Colombia, S.A.S.	Colombia	100.00%	0.00%	100.00%	100.00%	Advisory services
Santander Bank & Trust Ltd.	Bahamas	100.00%	0.00%	100.00%	100.00%	Banking
Santander Bank Polska S.A.	Poland	62.20%	0.00%	62.20%	67.41%	Banking
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	Banking
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	90.00%	100.00%	100.00%	Services
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.08%	99.92%	100.00%	100.00%	Securities Investment
Santander Capital Holdings LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Investment Company
Santander Capitalização S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Insurance
Santander Cards Ireland Limited (f)	Ireland	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Chile Holding S.A.	Chile	22.11%	77.75%	99.86%	99.86%	Holding company
Santander Compara Holding, S.L.	Spain	99.97%	0.03%	100.00%	—	Holding company
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	Advisory services
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B4 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Annual report 2024    841

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Santander Consumer Auto Receivables Funding 2023-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B4 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B5 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2023-B6 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-L1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-L2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Poland	0.00%	77.32%	100.00%	100.00%	Banking
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT
Santander Consumer Finance Inc.	Canada	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Finance Limitada	Chile	49.00%	34.24%	100.00%	100.00%	Finance company
Santander Consumer Finance México, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	99.98%	100.00%	100.00%	Inactive
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Schweiz AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Finance, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Consumer Financial Solutions Sp. z o.o.	Poland	0.00%	77.32%	100.00%	100.00%	Leasing
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Inc.	Canada	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Lease Receivables 1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Lease Receivables 2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Leasing B.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Leasing S.A.	France	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Mobility Services, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	77.32%	100.00%	100.00%	Leasing
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Receivables 10 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Annual report 2024    842

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Santander Consumer Receivables 11 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 15 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 16 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 20 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Receivables 21 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Receivables 7 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Renting S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer S.A.	Argentine	0.00%	99.82%	100.00%	100.00%	Finance company
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Spain Auto 2019-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2020-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2021-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2022-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2023-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2024-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT services
Santander Consumer USA Holdings Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer USA Inc.	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumo 4, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 5, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 6, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 7, F.T.	Spain	—	(a)	—	—	Securitization
Santander Corredora de Seguros Limitada	Chile	0.00%	67.21%	100.00%	100.00%	Insurance mediation
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.24%	100.00%	100.00%	Securities company
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Securities company
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Insurance mediation
Santander Customer Voice, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Services
Santander de Titulización, S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	Fund management company
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Securities company
Santander Drive Auto Receivables LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Drive Auto Receivables Trust 2021-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-1	United States	—	(a)	—	—	Securitization
Annual report 2024    843

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Santander Drive Auto Receivables Trust 2022-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-6	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-7	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-6	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-7	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2024-S4	United States	—	(a)	—	—	Inactive
Santander Drive Auto Receivables Trust 2025-1	United States	—	(a)	—	—	Inactive
Santander Empresa Administradora de Fondos Colectivos S.A.	Peru	99.00%	1.00%	100.00%	—	Investment Company
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander España Servicios Legales, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Santander European Hospitality Opportunities	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander F24 S.A.	Poland	0.00%	62.20%	100.00%	100.00%	Finance company
Santander Facility Management España, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Real estate
Santander Factoring S.A.	Chile	0.00%	99.86%	100.00%	100.00%	Factoring
Santander Factoring Sp. z o.o.	Poland	0.00%	62.20%	100.00%	100.00%	Financial services
Santander Factoring y Confirming, S.A. Unipersonal, E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Factoring
Santander FI Hedge Strategies	Ireland	0.00%	90.00%	100.00%	—	Investment fund
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Annual report 2024    844

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Financial Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander Financiamientos S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Financing S.A.S.	Colombia	100.00%	0.00%	100.00%	100.00%	Financial advisory
Santander Finanse Sp. z o.o.	Poland	0.00%	62.20%	100.00%	100.00%	Financial services
Santander Fintech Holdings, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	90.00%	100.00%	—	Investment fund
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	90.00%	100.00%	—	Investment fund
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior (d)	Brazil	0.00%	90.00%	100.00%	—	Investment fund
Santander Fundo de Investimento SBAC Renda Fixa Referenciado DI (h)	Brazil	0.00%	90.00%	100.00%	100.00%	Investment fund
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.86%	100.00%	100.00%	Financial services
Santander Global Cards & Digital Solutions Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT consulting
Santander Global Cards & Digital Solutions, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Services
Santander Global Services S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Santander Global Services, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Real estate
Santander Global Technology and Operations Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology and Operations Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology and Operations, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Green Investment, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company
Santander Group Properties, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	Holding company
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada	Brazil	0.00%	90.00%	100.00%	—	Investment fund
Santander Hermes Multimercado Crédito Privado Infraestructura Fundo de Investimento	Brazil	0.00%	90.00%	100.00%	—	Investment fund
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Santander Holding Imobiliária S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Real estate
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	Holding company
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	Holding company
Annual report 2024    845

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	Insurance mediation
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Wealth management
Santander Insurance, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Santander International Products, Plc. (e)	Ireland	99.99%	0.01%	100.00%	100.00%	Finance company
Santander International Wealth Management México, S. de R.L. de C.V.	México	0.00%	100.00%	100.00%	—	Advisory services
Santander International Wealth Solutions LLC	United States	0.00%	100.00%	100.00%	—	Holding company
Santander Inversiones S.A.	Chile	5.12%	94.88%	100.00%	100.00%	Holding company
Santander Investment Chile Limitada	Chile	16.12%	83.88%	100.00%	100.00%	Finance company
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Investments GP 1 S.à.r.l.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Inwestycje Sp. z o.o.	Poland	0.00%	62.20%	100.00%	100.00%	Securities company
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Lease, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Santander Leasing AB	Sweden	0.00%	100.00%	100.00%	—	Leasing and renting
Santander Leasing S.A.	Poland	0.00%	62.20%	100.00%	100.00%	Leasing
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	90.00%	100.00%	100.00%	Leasing
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Mortgage credit company
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Santander Merchant S.A.	Argentine	5.10%	94.90%	100.00%	100.00%	Finance company
Santander Mortgage Asset Depositor LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander New Business, S.A.	Spain	99.00%	1.00%	100.00%	100.00%	Trade intermediary
Santander Paraty Qif PLC	Ireland	0.00%	90.00%	100.00%	100.00%	Investment Company
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	Pension fund management company
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Pension fund management company
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company (c)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company (c)	Ireland	—	(a)	—	—	Inactive
Annual report 2024    846

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company (c)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company (c)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company (c)	Ireland	—	(a)	—	—	Inactive
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	Fund management company
Santander Private Banking s.p.a. in Liquidazione (c)	Italy	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Real estate
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Real Estate Debt 1 sub-fund	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander Real Estate Equity I, F.C.R.	Spain	100.00%	0.00%	100.00%	—	Venture capital fund
Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Retail Auto Lease Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Retail Auto Lease Trust 2022-A	United States	—	(a)	—	—	Securitization
Santander Retail Auto Lease Trust 2022-B	United States	—	(a)	—	—	Securitization
Santander RMBS 6, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	Fund management company
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Services Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	Services
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT services
Santander Tecnología Argentina S.A.	Argentine	0.00%	99.83%	100.00%	100.00%	IT services
Santander Tecnología México, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	IT services
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Totta, SGPS, S.A.	Portugal	99.91%	0.00%	99.91%	99.91%	Holding company
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	31.10%	100.00%	100.00%	Fund management company
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Trust S.A.	Argentine	0.00%	99.99%	100.00%	100.00%	Services
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	Holding company
Santander UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Annual report 2024    847

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT services
Santander US Capital Markets LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities Investment
Santander Valores S.A.	Argentine	5.10%	94.73%	100.00%	100.00%	Securities company
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	Holding company
SBNA Auto Lease Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
SBNA Auto Lease Trust 2023-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-B	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-C	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2025-A	United States	—	(a)	—	—	Inactive
SBNA Auto Receivables Funding LLC	United States	0.00%	100.00%	100.00%	—	Finance company
SBNA Auto Receivables Grantor Trust 2025-A	United States	—	(a)	—	—	Inactive
SBNA Auto Receivables Trust 2025-A	United States	—	(a)	—	—	Inactive
SBNA Investor LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
SC Austria Auto Finance 2020-1 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SC Austria Consumer Loan 2021 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SC Canada Asset Securitization Trust	Canada	—	(a)	—	—	Securitization
SC Germany Auto 2019-1 UG (haftungsbeschränkt) (c)	Germany	—	(a)	—	—	Securitization
SC Germany Consumer 2018-1 UG (haftungsbeschränkt) (c)	Germany	—	(a)	—	—	Securitization
SC Germany Mobility 2019-1 UG (haftungsbeschränkt) (c)	Germany	—	(a)	—	—	Securitization
SC Germany S.A.	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2020-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2021-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2022-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2023-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2024-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2024-2	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer Private 2023-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Leasing 2023-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Mobility 2020-1	Luxembourg	—	(a)	—	—	Securitization
SC Mobility AB	Sweden	0.00%	100.00%	100.00%	100.00%	Renting
SC Mobility AS	Norway	0.00%	100.00%	100.00%	100.00%	Renting
SC Poland Consumer 23-1 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto IX Limited	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto VIII Limited (c)	Ireland	—	(a)	—	—	Securitization
Annual report 2024    848

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
SCF Ajoneuvohallinto X Limited	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto XI Limited	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto XII Limited	Ireland	—	(a)	—	—	Securitization
SCF Ajoneuvohallinto XIII Limited	Ireland	—	(a)	—	—	Securitization
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate management
SCF Rahoituspalvelut IX DAC	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut VIII Designated Activity Company (c)	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut X DAC	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut XI Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut XII DAC	Ireland	—	(a)	—	—	Securitization
SCF Rahoituspalvelut XIII DAC	Ireland	—	(a)	—	—	Securitization
SCM Poland Auto 2019-1 DAC	Ireland	—	(a)	—	—	Securitization
SDMX Superdigital, S.A. de C.V., Institución de Fondos de Pago Electrónico	Mexico	0.00%	100.00%	100.00%	100.00%	Payment platform
Secucor Finance 2021-1, DAC	Ireland	—	(a)	—	—	Securitization
Services and Promotions Delaware Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	85.00%	Finance company
Servicios Inmobiliarios Residencial en Venta JV2, S.L.	Spain	0.00%	90.00%	90.00%	—	Real estate
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	Renewable energies
Silk Finance No. 5	Portugal	—	(a)	—	—	Securitization
Sociedad Integral de Valoraciones Automatizadas, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Appraisals
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	0.00%	67.13%	100.00%	100.00%	Payments and collection services
Socur S.A. (f)	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Solution 4Fleet Consultoria Empresarial S.A.	Brazil	0.00%	90.00%	100.00%	80.00%	Vehicle rental
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Spirit Limited (f)	Bermudas	0.00%	100.00%	100.00%	100.00%	Leasing
SSA Swiss Advisors AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Wealth management
Stellantis Consumer Financial Services Polska Sp. z o.o.	Poland	0.00%	38.66%	100.00%	100.00%	Finance company
Stellantis Financial Services Belux SA	Belgium	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services España, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company
Stellantis Financial Services Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	Banking
Stellantis Financial Services Nederland B.V.	Netherlands	0.00%	50.00%	100.00%	100.00%	Finance company
Annual report 2024    849

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Stellantis Financial Services Polska Sp. z o.o.	Poland	0.00%	38.66%	50.00%	50.00%	Finance company
Stellantis Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	100.00%	Renting
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Securities Investment
Summer Empreendimentos Ltda.	Brazil	0.00%	90.00%	100.00%	100.00%	Real estate management
Superdigital Argentina S.A.U.	Argentine	0.00%	100.00%	100.00%	100.00%	IT services
Superdigital Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Superdigital Instituição de Pagamento S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Superdigital Perú S.A.C. en liquidación (c)	Peru	0.00%	100.00%	100.00%	100.00%	Financial services
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	Intermediation
Svensk Autofinans WH 1 Designated Activity Company (c)	Ireland	—	(a)	—	—	Securitization
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Holding company
SX Negócios Ltda.	Brazil	0.00%	90.00%	100.00%	100.00%	Telemarketing
Tabasco Energía España, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Holding company
Taxos Luz, S.L. Unipersonal	Spain	0.00%	70.00%	100.00%	100.00%	Renewable energies
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	Holding company
The Alliance & Leicester Corporation Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Restaurant services
Time Retail Finance Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
TIMFin S.p.A.	Italy	0.00%	51.00%	51.00%	51.00%	Finance company
Titularizadora Colombiana S.A. -Universalidad TIV V9	Colombia	—	(a)	—	—	Securitization
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Tools Soluções e Serviços Compartilhados Ltda.	Brazil	0.00%	90.00%	100.00%	100.00%	Services
Tornquist Asesores de Seguros S.A. (c)	Argentine	0.00%	99.99%	99.99%	99.99%	Inactive
Toro Asset Management S.A.	Brazil	0.00%	90.00%	100.00%	100.00%	Securities Investment
Toro Corretora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	90.00%	100.00%	62.51%	Securities company
Toro Investimentos S.A.	Brazil	0.00%	90.00%	100.00%	91.32%	Securities company
Totta (Ireland), PLC (h)	Ireland	0.00%	99.87%	100.00%	100.00%	Finance company
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Real estate
Trainera Venture Finance I, F.C.R.-PYME	Spain	99.00%	0.00%	99.00%	99.00%	Venture capital fund
Trans Skills Employment Services - Sole Proprietorship LLC	Arab United Emirates	0.00%	66.43%	100.00%	100.00%	Human resources services
Trans Skills Information Technology LLC	Saudi Arabia	0.00%	66.43%	100.00%	100.00%	Inactive
Annual report 2024    850

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (d)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity
Trans Skills Investment in Commercial Enterprises & Management Co. LLC	Arab United Emirates	0.00%	66.43%	100.00%	100.00%	Holding company
Trans Skills South Africa (Pty) Limited	Republic of South Africa	0.00%	66.43%	100.00%	100.00%	Inactive
Trans Skills Technology Services LLC	Arab United Emirates	0.00%	66.43%	100.00%	100.00%	IT services
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Leasing
Transskills Employer Services Private Limited	India	0.00%	66.43%	100.00%	—	Consulting services
Tresmares Santander Direct Lending, SICC, S.A.	Spain	99.67%	0.00%	99.67%	99.67%	Fund management company
TVG-Trappgroup Versicherungsvermittlungs-GmbH (d)	Germany	0.00%	90.01%	100.00%	100.00%	Insurance brokerage
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Internet
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.84%	Internet
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Internet
Universia España Red de Universidades, S.A.	Spain	0.00%	89.43%	89.43%	89.45%	Internet
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Internet
Universia Perú, S.A.	Peru	0.00%	99.64%	99.64%	99.40%	Internet
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Internet
Uro Property Holdings, S.A.	Spain	99.99%	0.00%	99.99%	99.99%	Real estate investment
Virtua Advanced Solutions FZE	Arab United Emirates	0.00%	66.43%	100.00%	100.00%	Payment services
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Financial services
Waycarbon Soluções Ambientais e Projetos de Carbono S.A.	Brazil	0.00%	80.00%	100.00%	100.00%	Consulting services
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Advisory services
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Leasing
a.Companies over which effective control is maintained.
b.Companies in liquidation. Pending registration.
c.Company in liquidation as at 31 December 2024.
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
e.Company resident for tax purposes in Spain.
f.Company resident for tax purposes in the United Kingdom.

(1) Companies issuing preference shares are listed in Annex III, together with other relevant information.
Annual report 2024    851

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Appendix II

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity	Type of company
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.43%	20.00%	20.00%	Payments and collection services	Associated
Adprotel Strand, S.L. (consolidado)	Spain	0.00%	38.20%	38.20%	—	Real estate promotion	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	20.00%	Inactive	—
Aguas de Fuensanta, S.A. (a)	Spain	36.78%	0.00%	36.78%	36.78%	Food	—
Alma UK Holdings Ltd (consolidado)	United Kingdom	30.00%	0.00%	30.00%	30.00%	Holding company	Joint ventures
Apolo Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	30.00%	33.33%	33.33%	Investment fund	Joint ventures
Apolo Vault 1, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 10, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 11, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 12, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 13, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 14, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 15, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 16, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 17, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 18, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 19, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 2, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 20, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 21, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 22, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 23, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 24, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 25, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 26, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 27, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 28, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 29, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Annual report 2024    852

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity	Type of company
Apolo Vault 3, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 30, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 31, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 32, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 33, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 34, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 35, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 36, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 37, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 38, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 39, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 4, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 40, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 41, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 42, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 43, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 44, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 45, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 5, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 6, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 7, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 8, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Apolo Vault 9, S.L.	Spain	0.00%	25.00%	25.00%	—	Renewable energies	—
Atitlan Agro I, S.C.R., S.A. (e) (f)	Spain	80.00%	0.00%	0.00%	—	Holding company	—
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.10%	5.10%	5.10%	Banking	—
AutoFi Inc.	United States	9.50%	9.40%	4.99%	4.99%	E-commerce	—
Autopistas del Sol S.A.	Argentine	0.00%	14.17%	14.17%	14.17%	Highway concession	—
Avanath Affordable Housing IV LLC	United States	0.00%	7.27%	7.27%	7.27%	Investment Company	—
Axle 2023-1 Ltd	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
Banco RCI Brasil S.A.	Brazil	0.00%	35.90%	39.89%	39.89%	Banking	Joint ventures
Banco S3 Caceis México, S.A., Institución de Banca Múltiple	Mexico	0.00%	50.00%	50.00%	50.00%	Banking	Joint ventures
Annual report 2024    853

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity	Type of company
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	Finance company	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.54%	0.00%	6.54%	6.54%	Banking	—
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	Brazil	0.00%	15.00%	16.67%	16.67%	Consulting services	Associated
Bizum, S.L.	Spain	20.92%	0.00%	20.92%	20.92%	Payment services	Associated
CACEIS (consolidado)	France	0.00%	30.50%	30.50%	30.50%	Custody services	Associated
Campo Grande Empreendimentos Ltda. (a)	Brazil	0.00%	22.79%	25.32%	25.32%	Inactive	—
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	Real estate services	Joint ventures
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.38%	33.33%	33.33%	Payments and collection services	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Technology	Associated
CIP S.A.	Brazil	0.00%	15.77%	17.52%	17.52%	Financial services	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	0.00%	49.00%	49.00%	49.00%	Services	Associated
Comder Contraparte Central S.A	Chile	0.00%	8.37%	12.47%	12.47%	Financial services	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	Financial services	Joint ventures
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.17%	0.00%	20.17%	20.18%	Finance company	—
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	23.88%	Credit insurance	—
Compañía Española de Viviendas en Alquiler, S.A. (consolidado)	Spain	24.07%	0.00%	24.07%	24.07%	Real estate	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (a)	Spain	21.98%	0.00%	21.98%	21.98%	Real estate promotion	—
Connecting Visions Ecosystems, S.L.	Spain	37.56%	0.00%	37.56%	19.90%	Consulting services	Joint ventures
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.55%	27.58%	27.58%	Cork industry	—
CSD Central de Serviços de Registro e Depósito Aos Mercados Financeiro e de Capitais S.A.	Brazil	0.00%	18.00%	20.00%	20.00%	Financial services	Associated
Decus Real Estate, S.L.	Spain	0.00%	30.00%	30.00%	—	Real estate	Joint ventures
DoRes Securitisation S.r.l	Italy	—	(d)	—	—	Securitization	Joint ventures
Elaia Agro, S.L.	Spain	49.99%	0.00%	49.99%	—	Consulting services	Associated
Emerald Tradeco UK Limited (f)	United Kingdom	25.00%	0.00%	4.99%	—	Holding company	Associated
Ethias Lease N.V.	Belgium	0.00%	50.00%	50.00%	50.00%	Leasing	Associated
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Payment services	Associated
European Hospitality Opportunities S.à r.l.	Luxembourg	0.00%	49.00%	49.00%	49.00%	Holding company	Joint ventures
Annual report 2024    854

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity	Type of company
Evacuación Liquesun, S.L.	Spain	0.00%	35.00%	50.00%	50.00%	Electricity production	Joint ventures
Evolve SPV S.r.l.	Italy	—	(d)	—	—	Securitization	Joint ventures
Federal Home Loan Bank of Pittsburgh	United States	0.00%	5.37%	5.37%	7.48%	Banking	—
Federal Reserve Bank of Boston	United States	0.00%	21.09%	21.09%	19.14%	Banking	—
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Green Prado XI	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado IX	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado VII	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado VIII	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado X	Spain	—	(d)	—	—	Securitization	Joint ventures
Forest Power, S.L.	Spain	0.00%	55.00%	55.00%	—	Renewable energies	Joint ventures
Forgepoint Capital International Management Limited	United Kingdom	50.00%	0.00%	50.00%	—	Consulting services	Joint ventures
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
FrauDfense, S.L.	Spain	0.00%	33.33%	33.33%	33.33%	IT services	Joint ventures
Fremman limited	United Kingdom	32.99%	0.00%	4.99%	4.99%	Consulting services	Associated
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	14.00%	16.00%	16.00%	Collection services	Associated
Gire S.A.	Argentine	0.00%	58.23%	58.33%	58.33%	Payments and collection services	Associated
Glenrowan Solar Holdings Pty Ltd	Australia	49.00%	0.00%	49.00%	49.00%	Holding company	Joint ventures
HCUK Auto Funding 2017-2 Ltd	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
HCUK Auto Funding 2022-1 Limited	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	22.37%	Real estate	—
Hillcrest Private Equity Real Estate LLP (consolidado)	United Kingdom	0.00%	88.00%	88.00%	88.00%	Real estate	Joint ventures
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Finance company	Joint ventures
Hyundai Corretora de Seguros Ltda.	Brazil	0.00%	45.00%	50.00%	50.00%	Insurance mediation	Joint ventures
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	Securities Investment	—
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	40.20%	Holding company	—
Annual report 2024    855

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity	Type of company
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Inversiones ZS América Dos Ltda.	Chile	0.00%	49.00%	49.00%	49.00%	Securities and real estate investment	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	Securities and real estate investment	Associated
LB Oprent, S.A.	Spain	40.00%	0.00%	40.00%	40.00%	Rental of industrial machinery	Associated
Mapfre Santander Portugal - Companhia de Seguros, S.A.	Portugal	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.61%	21.61%	21.61%	Finance company	—
MB Capital Fund IV, LLC	United States	0.00%	21.51%	21.51%	21.51%	Finance company	—
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	20.04%	4.68%	24.90%	24.66%	Real estate investment	Associated
Merlion Aviation One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.48%	49.47%	49.49%	Real estate promotion	Associated
Ocyener 2008, S.L.	Spain	0.00%	45.00%	45.00%	45.00%	Holding company	Associated
Operadora de Activos Beta, S.A. de C.V.	Mexico	49.99%	0.00%	49.99%	49.99%	Finance company	Associated
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	Software	Associated
Phoenix C1 Aviation Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
Play Digital S.A.	Argentine	0.00%	14.18%	14.21%	14.71%	Payment platform	Associated
Pluxee Beneficios Brasil S.A.	Brazil	0.00%	18.00%	20.00%	—	Services	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	31.10%	50.00%	50.00%	Investment management	Associated
Portland SPV S.r.l.	Italy	—	(d)	—	—	Securitization	Joint ventures
Power Forest Aranda, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Renewable energies	Joint ventures
Promontoria Manzana, S.A. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Holding company	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	Services	Associated
Redsys Servicios de Procesamiento, S.L. (consolidado)	Spain	24.90%	0.06%	24.96%	24.96%	Cards	Associated
Retama Real Estate, S.A. Unipersonal	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Rías Redbanc S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	Services	—
RMBS Belém No.2	Portugal	—	(d)	—	—	Securitization	Joint ventures
RMBS Green Belém No.1	Portugal	—	(d)	—	—	Securitization	Joint ventures
Roc Aviation One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
Roc Shipping One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Securities company	Joint ventures
S3 Caceis Brasil Participações S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
Annual report 2024    856

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity	Type of company
S3 CACEIS Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
San Preca Federal I Fundo de Investimento em Direitos Creditórios Não-Padronizados	Brazil	0.00%	45.00%	50.00%	50.00%	Investment fund	Joint ventures
Sancus Green Investments II, S.C.R., S.A.	Spain	0.00%	33.02%	33.02%	32.95%	Venture capital company	—
Santander Allianz Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	30.48%	49.00%	49.00%	Insurance	Associated
Santander Allianz Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	30.48%	49.00%	49.00%	Insurance	Associated
Santander Assurance Solutions, S.A.	Spain	0.00%	66.67%	66.67%	66.67%	Insurance mediation	Joint ventures
Santander Auto S.A.	Brazil	0.00%	45.00%	50.00%	50.00%	Insurance	Associated
Santander Caceis Latam Holding 1, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
Santander Caceis Latam Holding 2, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Santander Mapfre Hipoteca Inversa, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
Santander Mapfre Seguros y Reaseguros, S.A.	Spain	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Santander Renovables, S.C.R., S.A. en liquidación (a)	Spain	0.00%	100.00%	100.00%	—	Venture capital company	—
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Seaya Holdco, S.L. (consolidado)	Spain	24.99%	0.00%	24.99%	—	Holding company	Associated
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	8.38%	12.48%	12.48%	Services	Associated
SIBS-SGPS, S.A. (consolidado)	Portugal	0.00%	15.54%	15.56%	15.56%	Management of portfolios	—
SIG RCRS A/B MF 2023 Venture LLC	United States	0.00%	20.00%	20.00%	20.00%	Finance company	—
Siguler Guff SBIC Fund LP	United States	0.00%	20.00%	20.00%	20.00%	Investment Company	—
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	20.61%	0.00%	20.61%	20.61%	Payment methods	Associated
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	45.70%	0.00%	45.70%	45.70%	Payment services	Joint ventures
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	24.95%	0.22%	25.17%	25.16%	Financial services	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.21%	Financial services	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	Securities depository	Associated
Solar Maritime Designated Activity Company	Ireland	—	(d)	—	—	Leasing	Joint ventures
STELLANTIS Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint ventures
STELLANTIS Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint ventures
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	15.80%	15.80%	17.00%	Renewable energies	—
Tecnologia Bancária S.A.	Brazil	0.00%	17.08%	18.98%	19.81%	ATMs	Associated
Tonopah Solar Energy Holdings I, LLC	United States	0.00%	26.80%	26.80%	26.80%	Holding company	Joint ventures
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	Cards	Associated
Annual report 2024    857

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2024	Year 2023	Activity	Type of company
Tresmares Growth Fund II, S.C.R., S.A.	Spain	40.00%	0.00%	40.00%	40.00%	Holding company	—
Tresmares Growth Fund III, S.C.R., S.A.	Spain	40.00%	0.00%	40.00%	40.00%	Holding company	—
Tresmares Growth Fund Santander, S.C.R., S.A. (e)	Spain	100.00%	0.00%	100.00%	100.00%	Holding company	—
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Holding company	Joint ventures
UCI Greece Credit and Loan Receivables Servicing Company Single Member Societe Anonyme	Greece	0.00%	50.00%	50.00%	50.00%	Financial services	Joint ventures
UCI Holding Brasil Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
UCI Mediação de Seguros, Unipessoal Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	Insurance mediation	Joint ventures
UCI Servicios para Profesionales Inmobiliarios, S.A. Unipersonal	Spain	0.00%	50.00%	50.00%	50.00%	Real estate services	Joint ventures
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	Finance company	—
Unión de Créditos Inmobiliarios, S.A. Unipersonal, EFC	Spain	0.00%	50.00%	50.00%	50.00%	Mortgage company	Joint ventures
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Marketing	Joint ventures
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	35.90%	39.89%	39.77%	Securitization	Joint ventures
Volvo Car Financial Services UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Leasing	Joint ventures
Webmotors S.A.	Brazil	0.00%	27.00%	30.00%	30.00%	Services	Associated
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Holding (Spain), S.L. Unipersonal	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Holding Dos (Spain), S.L. Unipersonal	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Insurance América, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Seguros Argentina S.A.	Argentine	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Uruguay S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	Insurance	Associated

a.Company in liquidation as at 31 December 2024.
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
f.Recently created company, without financial information available.
g.Company over which effective control has been lost.

Annual report 2024    858

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Appendix III

Issuing subsidiaries of shares and preference shares
		% of ownership held by Banco Santander
Company	Location	Direct	Indirect	Activity
Emisora Santander España, S.A. Unipersonal	Spain	100.00%	0.00%	Finance company
Santander Global Issuances B.V. (a)	Netherlands	100.00%	0.00%	Finance company
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	Finance company
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	Finance company

a. Company with tax residence in Spain.
Annual report 2024    859

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Appendix IV
Notifications of acquisitions and disposals of investments in 2024
(Art. 155 of the Corporate Enterprises Act and Art. 105 of the Securities Market Law).
Details of the notifications of acquisitions and disposals of participations for 2024 in accordance with Article 105 of the Securities Market Law may be found below:
On September 24, 2024, Banco Santander, S.A. disclosed to the CNMV the increase of its stake in SACYR, S.A. exceeding the 3% threshold, keeping a stake of 3.078% as of September 18, 2024.
On October 18, 2024, Banco Santander, S.A. disclosed to the CNMV the decrease of its stake in SACYR, S.A. below the 3% threshold, keeping a stake of 2.548%, as of October 14, 2024.
In relation to the information required by 155 of the Corporate Enterprises Act, on the shareholdings in which Grupo Santander owns more than 10% of the capital of another company, and the successive acquisitions of more than 5% of the share capital, see appendices I, II and III.

Annual report 2024    860

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Appendix V
Other information on the Group’s banks
Following is certain information on the share capital of the Group’s main banks based on their total assets.
1. Santander UK plc
a)Number of financial equity instruments held by the Group.
At 31 December 2024, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.
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
b)Capital increases in progress
At 31 December 2024, there were no approved capital increases.
c)Share capital authorised by the shareholders at the general meeting
The shareholders resolved at the Annual General Meeting held on 8 April 2024, to authorise unconditionally, the company to carry out the following repurchases of the share capital:
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
Annual report 2024    861

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
3. Banco Santander (Brasil) S.A.
a) Number of financial equity instruments held by the Group
The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V. and Grupo Empresarial Santander, S.L.
The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2024 year-end, the bank’s treasury shares consisted of 19,451,562 ordinary shares and 19,451,562 preferred shares, with a total of 38,903,124 shares.
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
As of 31 December 2024, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).
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
Annual report 2024    862

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
4. Santander Bank, National Association
a) Number of financial equity instruments held by the Group
At 31 December 2024, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.
b) Capital increases in progress
At 31 December 2024 there were no approved capital increases.
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
Grupo Financiero Santander México, S.A. de C.V. ('Grupo Financiero') and Gesban México Servicios Administrativos Globales, S.A. de C.V. (México), hold 5,087,973,719 shares which represent the 74.97% of the capital stock of Banco Santander México and Banco Santander, S.A. holds 1,691,806,903 shares which represent the 24.92% of such capital stock.
On November 30, 2022, an Extraordinary Shareholders' Meeting of Banco Santander México, was held at which it was approved (a) to cancel the registration of all of the shares representing the capital stock of the Company in the National Securities Registry (RNV) maintained by the National Banking and Securities Commission and to delist them from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), and (b) delist the American Depositary Shares (each representing five series "B" shares of the Company) from the New York Stock Exchange and delist the Company's series "B" shares and such American Depositary Shares from registration with the US Securities and Exchange Commission; and (c) to conduct certain tender offers for the series "B" shares representing the capital stock of the Company and the American Depositary Shares.

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

On February 13, 2024, an Extraordinary Shareholders' Meeting of Banco Santander México, S.A. was held, at which it was approved to amend the Bylaws of the Institution to remove the obligations established by the Securities Market Law as a public company.
b) Ongoing capital stock increases.
To this date there are not ongoing capital stock increases.
Annual report 2024    863

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

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
The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:
Annual report 2024    864

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Instrument	Type	Term	Amount	Available
Issuance Program of unsecured bonds and unsecured certificates of deposit	Revolving	04-Mar-2026	55,000 million Mexican pesos, or its equivalent in UDIs, dollars or any other foreign currency	$10,060 million Mexican pesos
Private banking structured bonds Act with subsequent placements (JBSANPRIV 21-1)	No revolvingA	28-Jan-2026	20,000 million Mexican pesos	$0 million Mexican pesos
Private structured bonds Act with subsequent placements (JBSANPRIV 23-1)	No revolvingA	14-Sept-2028	20,000 million Mexican pesos	$0 million Mexican pesos
Private structured bonds Act with subsequent placements (JBSANPRIV 23-2)	No revolvingA	08-Dic-2028	20,000 million Mexican pesos	$0 million Mexican pesos
Public banking structured bonds Act with subsequent placements (JBSANPRIV 24-1)	No revolvingA	10-Oct-2029	100,000 million Mexican pesos	$84,253 million Mexican pesos
Public banking structured bonds Act with subsequent placements (JBSANPRIV 22-1)	No revolvingA	16-Dic-2027	10,000 million Mexican pesos	$10,000 million Mexican pesos
Capital Notes (Tier 2 Capital)	No revolvingA	1-Oct-2028	1,300 million American dollars	N/A
Senior notes 144.ª/RegS	No revolvingA	17-Apr-2025	1,750 million American dollars	N/A
Subordinated Notes, perpetual and convertible (Tier 1)	No revolvingA	perpetual	700 million American dollars	N/A
Subordinated Preferred Notes (2024)	No revolvingA	21-Mar-2030	900 million American dollars	N/A
Senior Notes 144.ª/RegS (2024)	No revolvingA	10-Dic-2029	700 million American dollars	N/A
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
Regarding the acquisition of the Subordinated Notes 2013: (a) the acquired total amount was 1,222,907,000 American dollars (nominal value), at a price of 1,010.50 American dollars and (b) the amount acquired by Banco Santander, S.A., was a nominal 1,078,094,000 American dollars.
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

Annual report 2024    865

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

On September 15, 2021, Banco Santander Mexico issued abroad the “Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Notes”, up to an amount of 700 million American dollars. On the same date, the Bank paid the “2016 Obligations” issued by the Bank, on a fixed initial rate of 4.625% up to an amount of 700 million American dollars.
On January 25, 2024, the Bank’s Board of Directors approved, among others, the issuance of preferred subordinated Notes Tier 2 abroad, up to 1,500 million American dollars. Subsequently, the General Shareholders Meeting dated February 27, 2024, approved the issuance of capital instruments as part of the complementary capital (TIER 2), to be placed abroad, up to an amount of 1,030 million American dollars (900 million American dollars were effectively placed).

On October 17, 2024, the Bank’s Board of Directors approved, among others, the issuance of a Senior Note abroad up to an amount of 700 million American dollars.
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
b) Capital increases in progress
At 31 December 2024, there were no equity increases in progress.
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
7. Santander Consumer Bank AG
a) Number of financial equity instruments held by the Group
At 31 December 2024, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.
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
Annual report 2024    866

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

b) Capital increases in progress
At 31 December 2024, there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Share capital at 31 December 2024 amounted to CLP 891,302,881,691.
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
9. Santander Bank Polska S.A.
a) Number of financial equity instruments held by the Group
At 31 December, 2024, Banco Santander, S.A. held 63,560,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.
On 13 September 2024, Banco Santander sold 5,320,000 shares held in Santander Bank Polska S.A. (ca. 5.2% of the in share capital).
b) Capital increases in progress
At 31 December, 2024, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
There was no share capital increase in 2024.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Non-Group entities, which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.

Annual report 2024    867

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

Appendix VI
Annual banking report
Grupo Santander’s total tax contribution (taxes incurred directly and by third parties, generated in the course of business) is around EUR 22.5 billion, including more than EUR 10.9 billion in taxes incurred directly (corporate income tax, non-recoverable value added tax (VAT) and other indirect taxes, employer Social Security contributions, payroll taxes and other taxes and levies).
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
d) Tax on profit or loss
In the absence of specific criteria, we have included the amount effectively paid (EUR 5,880 million in 2024, with an effective tax rate of 30.9%) in respect of taxes whose effect is recognized under Income tax in the consolidated income statement.
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
The foregoing form part of the cash flow statement and differ from the corporate income tax expense recognized in the consolidated income statement (EUR 5,283 million in 2024, representing an effective rate of 27.8%, see note 27). This is because each country’s tax regulations establish:
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
e) Public subsidies
In the context of the legally-required disclosures, this was interpreted as any aid or subsidy in line with the European Commission’s Guidance on the notion of State aid. Grupo Santander did not receive significant public subsidies in 2024.

Annual report 2024    868

Contents	Auditor's report	Consolidated financial statements	Notes to the consolidated financial statements	Appendix

The breakdown of information is as follows:

	2024
Jurisdiction	Turnover (EUR million)	Full-time equivalent employees	Gross profit or loss before tax (EUR million)	Tax on profit or loss (EUR million)
Germany	1,643	5,268	126	238
Argentina	2,465	8,217	823	258
Australia	8	58	2	—
Austria	224	318	84	20
Bahamas	43	26	36	—
Belgium	108	249	49	7
Brazil1	12,725	57,191	3,016	1,213
Canada	76	296	(12)	1
Chile	2,552	9,306	1,107	326
China	36	114	4	—
Colombia	128	1,190	23	24
United Arab Emirates	7	132	(15)	—
Spain2	11,915	35,457	3,954	533
United States	7,423	11,671	838	242
Denmark	163	242	65	18
Finland	96	163	37	11
France	806	1,003	395	149
Greece	13	48	2	—
Hong Kong	87	237	17	7
India	—	78	—	—
Ireland	6	11	1	2
Isle of Man	50	93	32	3
Italy	658	1,305	221	51
Jersey	20	67	11	1
Luxembourg	630	32	616	221
Mexico	6,154	30,269	2,203	875
Norway	219	573	95	6
Netherlands	175	348	114	123
Peru	213	919	92	31
Poland	3,966	12,843	1,689	503
Portugal	2,188	5,300	1,526	590
United Kingdom	6,017	21,039	1,525	347
Romania	7	25	5	—
Singapore	41	36	21	1
Sweden	157	343	39	21
Switzerland	206	409	31	5
Uruguay	651	1,541	255	53
Consolidated Group Total	61,876	206,417	19,027	5,880

1.Including the information relating to a branch in the Cayman Islands, the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations is EUR 443 million.
2.Includes the Corporate Centre.

At 31 December 2024, the Group’s return on assets (ROA) was 0.76%.
Annual report 2024    869

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
Annual report 2024    870

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
Santander Group City
Arrecife, 2ª planta
Avda. de Cantabria, s/n
28660 Boadilla del Monte
Madrid
Spain
Telephone: (+34) 91 289 52 11
comunicacion@gruposantander.com

Banking Ombudsman in Spain
(Defensor del cliente en España)
Mr José Luis Gómez-Dégano
Calle Raimundo Fernández Villaverde, 61
28003 Madrid
Telephone: (+34) 91 429 56 61
oficina@defensorcliente.es
Annual report 2024    871

santander.com

Part 2.

Supplemental information

873

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Table of contents:

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

1. Presentation of financial and other information
Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a Member State) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards as previously adopted by the European Union (EU-IFRS). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (Circular 4/2004) required Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats (Circular 4/2017). Therefore, Grupo Santander (the 'Group' or 'Santander') is required to prepare its consolidated financial statements for the years ended 31 December 2024, 31 December 2023 and 31 December 2022 in conformity with EU-IFRS and Circular 4/2017. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.
Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended 31 December 2024, 2023 and 2022, which were prepared in accordance with IFRS-IASB. See the audit report issued by PricewaterhouseCoopers Auditores, S.L., in Part 1 of this annual report on Form 20-F.
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
When we refer to 'net interest income', we mean 'interest income/(charges)'.
When we refer to 'staff costs', we mean 'personnel expenses'.
When we refer to 'profit before tax', we mean 'operating profit/(loss) before tax'.
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
When we refer to 'loans', we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value 'LTV' ratios disclosed in this annual report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan shows signs of impairment, we update the appraisals which are then used to estimate allowances for loan losses.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. In addition, throughout this annual report on Form 20-F we make use of other alternative performance measures. See more information in sections '8. 'Alternative performance measures (APMs)' in the 'Economic and financial review' chapter of the consolidated directors’ report and note SN 9 'Alternative performance measures (APMs) in the 'Sustainability statement' chapter in the consolidated directors’ report in Part 1 of this annual report on Form 20-F.

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
•management strategy;
•capital expenditures;
•earnings and other targets;
•asset portfolios; and
•non-financial information.
Forward-looking statements may be identified by words such as 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'commitment', 'commit', 'focus', 'pledge' and similar expressions which are found throughout this annual report on Form 20-F. We include forward-looking statements throughout this annual report on Form 20-F, including but not limited to, the 'Operating and Financial Review and Prospects' and 'Quantitative Analysis About Market Risk' sections and the emissions and other climate-related performance data, statistics, metrics and/or targets. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
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
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk, inflation, deflation and risks associated with new or modified benchmark indices;
•a worsening of the economic environment in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and the other areas where we have significant

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

operations or investments, and an increase in the volatility in the capital markets;
•the effects of a decline in real estate prices, particularly in Spain and the UK;
•the effects of results of UK political developments, including continued effects from the UK’s exit from the European Union;
•monetary and interest rate policies of the ECB and various central banks;
•the effects of market behaviour not captured by our statistical models, such as the VaR model we use;
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
•changes in Spanish, UK, EU, US, Latin American, or other jurisdictions’ legislation, regulations or taxes, including changes in regulatory capital and liquidity requirements, especially in view of the UK exit from the EU; and
•increased regulation in response to financial crises.
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
•the adequacy of provisions for tax, legal and other contingencies;
•technical difficulties and/or failure to improve or upgrade our information technology;
•changes in our access to liquidity and funding on acceptable terms, including as a result of credit spread shifts or downgrades in our credit ratings or those of our more significant subsidiaries;
•our exposure to operational losses (e.g., failed internal or external processes, people and systems or liabilities derived from utilizing artificial intelligence);
•potential losses associated with cyberattacks, data breaches, data losses and other security incidents;
•limitations in our disclosure controls and procedures over financial and non-financial reporting;
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
The forward-looking statements contained in this annual report on Form 20-F speak only as of the date of this annual report. We do not undertake to update any forward-looking statement to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

3. Selected financial data
Selected consolidated financial information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
From 1 January 2023, we apply retrospectively IFRS 17 'Insurance Contracts and amendments to IFRS 17' which did not have material impacts on our consolidated financial statements except for a balance sheet reclassification for an amount of approximately EUR 16 billion as of 31 December 2022 from a portfolio of products registered in 'Customer deposits' to 'Liabilities covered by insurance or reinsurance contracts'. See note 1.d to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
In the consolidated financial statements included in Part 1 of this annual report on Form 20-F we present our audited financial statements for the years 2024, 2023 and 2022.

	Year ended 31 December,
BALANCE SHEET (EUR million)	2024	2023	2022
Total assets	1,837,081	1,797,062	1,734,659
Loans and advances to customers	1,054,069	1,036,349	1,036,004
Customer deposits	1,055,936	1,047,169	1,009,722
Total customer funds (A)	1,348,422	1,306,942	1,239,981
Total equity	107,327	104,241	97,585

CAPITALIZATION (EUR million)
Shareholders' equity	135,196	130,443	124,732
Other comprehensive income	(36,595)	(35,020)	(35,628)
Stockholders' equity (B)	98,601	95,423	89,104
Non-controlling interest (including net income of the period)	8,726	8,818	8,481
Total equity	107,327	104,241	97,585
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares	13,411	15,070	11,900
Other Subordinated debt (C)	12,370	6,559	5,930
Preferred securities (D)	9,821	9,081	7,898
Preferred shares (D)	211	202	198
Total subordinated debt	35,813	30,912	25,926
Total capitalization and Indebtedness	143,140	135,153	123,511

Stockholders’ Equity per average share (B)	6.36	5.90	5.29
Stockholders’ Equity per share at period end (B)	6.51	6.01	5.38

INCOME STATEMENT (EUR million)
Interest income / (charges)	46,668	43,261	38,619
Total income	61,876	57,423	52,117
Net operating income (E)	35,842	31,998	28,214
Operating profit/(loss) before tax	19,027	16,459	15,250
Profit from continuing operations	13,744	12,183	10,764
Profit attributable to the Parent	12,574	11,076	9,605

PERFORMANCE
ROE (F)	13.00%	11.91%	10.67%
RoTE (G)	16.27%	15.06%	13.37%
ROA	0.76%	0.69%	0.63%

SOLVENCY RATIOS
Fully loaded CET1 (H)	12.8%	12.3%	12.0%
Phased-in CET1 (H)	12.8%	12.3%	12.2%

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

CREDIT QUALITY DATA	2024	2023	2022
Loans and advances to customers
Allowances for total balances as a percentage of total gross loans	2.06%	2.15%	2.14%
Credit impaired balances as a percentage of total gross loans (I)	3.14%	3.22%	3.11%
Allowances for total balances as a percentage of credit impaired balances (I)	66%	67%	69%
Net loan charge-offs as a percentage of total gross loans	1.08%	1.16%	1.02%
Ratios adding contingent liabilities to loans and advances to customers (J)
Allowances for total balances as a percentage of total loans and contingent liabilities	1.97%	2.07%	2.08%
Credit impaired balances as a percentage of total loans and contingent liabilities (K) (I)	3.05%	3.14%	3.08%
Allowances for total balances as a percentage of credit impaired balances (K) (I)	65%	66%	68%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.00%	1.08%	0.96%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	3,485,134	3,662,377	3,915,388
Shares (millions)	15,152	16,184	16,794
Share price (EUR)	4.465	—	2.803
Market capitalization (EUR million)	67,648	61,168	47,066
Payout ratio (L)	25%	25%	20%

PER SHARE INFORMATION
Average number of shares (EUR thousands) (M)	15,497,607	16,172,085	16,848,345
Basic earnings per share (EUR)	0.771	0.654	0.539
Basic earnings per share continuing operation (EUR)	0.771	0.654	0.539
Diluted earnings per share (EUR)	0.768	0.651	0.537
Diluted earnings per share continuing operation (EUR)	0.768	0.651	0.537
Remuneration (EUR) (N)	0.2100	0.1760	0.12
Remuneration (US$) (N)	0.2182	0.1945	0.13

OPERATING DATA
Number of employees	206,753	212,764	206,462
Number of branches	8,011	8,518	9,019
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

(EUR million, except percentages)
	2024	2023	2022
Profit attributable to the parent	12,574	11,076	9,605

Profit attributable to the parent excluding goodwill impairment	12,578	11,096	9,605

Average equity	96,744	93,035	89,986
Effect of goodwill and other intangible assets	(19,428)	(19,361)	(18,164)
Average tangible equity	77,316	73,675	71,822

Return on equity (ROE)	13.00%	11.91%	10.67%
Return on tangible equity (ROTE)	16.27%	15.06%	13.37%

(H)Fully-loaded CET1 ratios are calculated without application of the transitory IFRS 9 provisions nor the subsequent amendments introduced by Regulation 2020/873 of the European Union. The phased-in CET1 ratios reflect the application of the transitory provisions and subsequent amendments introduced by Regulation 2020/873 of the European Union.
(I)Reflects Bank of Spain classifications. These classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See note 2 to our 'Consolidated financial statement' included in Part 1 of this annual report on Form 20-F.
(J)We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(K)Credit impaired balances include credit impaired loans and advances, customer guarantees and customer commitments granted.
(L)The pay-out ratio is calculated as cash dividends paid plus cash dividends payable on account of the net attributable income of the period (i.e., in 2024, we include the 10 euro cent interim dividend paid in November 2024 and the 11 euro cent final dividend payable in May 2025) divided by profit attributable to the Parent. Therefore, it does not include in the numerator the amounts paid as scrip dividends or share buybacks. See note 4 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. The 50% underlying pay-out goal for 2024 indicated by the Group is calculated as total dividends charged to the net attributable income of the period (including around 50% of the total through share buybacks) divided by underlying attributable profit, and is subject to approval of the final dividend at the 2025 annual general shareholders' meeting (AGM) and completion of the Second 2024 Buyback Programme under the terms agreed by the board.
(M)Average number of shares is calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(N)
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
Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024, the board of directors resolved to submit a resolution at the 22 March 2024 AGM to approve a final cash dividend in the gross amount of 9.50 euro cents per share entitled to dividends. Following the approval at the AGM, the dividend was paid from 2 May 2024. The board of directors also resolved to implement the Second 2023 Buyback Programme worth 1,459 million euros, which commenced on 20 February 2024 and was completed on 17 June 2024 resulting in the acquisition of a total of 331,305,000 shares. Once the above-mentioned actions were completed, total shareholder remuneration for 2023 amounted to 5,538 million euros (approximately 50% of the Group's reported profit in 2023), distributed in approximately 50% in cash dividend and 50% in share buybacks.
With regard to the remuneration policy against the 2024 earnings, the board continued the policy of allocating approximately 50% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 24 September, the Board approved the payment of an interim cash dividend against the 2024 results of 10 euro cents per share (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024). The interim dividend was paid on 2 November 2024. The board also approved the implementation of a share repurchase programme (the First 2024 Buyback Programme) worth approximately 1,525 million euros (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024), which was completed on 4 December 2024, and resulted in the acquisition of a total of 341,781,250 shares.
Final remuneration. Under the 2024 shareholder remuneration policy, on 25 February 2025 the board resolved to implement the Second 2024 Buyback Programme worth approximately 1,587 million euros (equivalent to approximately 25% of the Group´s underlying profit in the second half of 2024), which will be completed on 27 June 2025. In addition, on 25 February 2025, the board of directors resolved to submit a resolution at the 2025 AGM to approve a final cash dividend in the gross amount of 11 euro cents per share entitled to dividends. If approved at the 2025 AGM, the dividend would be payable from 2 May 2025. Once the above-mentioned actions are completed, total shareholder remuneration for 2024 will total 6,293 million euros (approximately 50% of the Group underlying profit in 2024), distributed as approximately 50% in cash dividends (3,181 million euros) and 50% in share buybacks (3,112 million euros). These amounts have been estimated assuming that, as a consequence of the partial execution of the Second 2024 Buyback Programme, the number of outstanding shares entitled to a final cash dividend will be 14,988,884,075. Therefore, that amount may be higher if fewer shares than planned are acquired in the Second 2024 Buyback Programme; otherwise, it will be lower.
For more information see section 3.3.'Dividends and shareholder remuneration' in the 'Corporate governance' chapter included in Part 1 of this annual report on Form 20-F.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Set forth below is a table showing our allowances for credit impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

EUR million
	2024	2023	2022
Allowances refers to:
Allowances for total balances (A)	22,835	23,490	23,418
Allowances for contingent liabilities and commitments	710	702	734
Allowances for total balances (excluding contingent liabilities and commitments):	22,125	22,788	22,684
Other allowances (B)	354	295	232
Allowances for total balances (excluding contingent liabilities and commitments)	22,479	23,083	22,916
Of which:
Allowances for customers	22,125	22,788	22,684
Allowances for credit institutions and other financial assets	5	9	6
Allowances for Debt instruments	349	286	226

Allowances for Financial assets at amortised cost	22,327	22,950	22,888
Allowances for Financial assets at fair value through other comprehensive income	152	133	28
(A) Allowances for credit impaired loans and advances to customers, customer guarantees and customer commitments granted.
(B) Includes mainly allowances for debt instruments.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

4. Risk factors
Risk factor summary
1. Macro-economic and political risks
1.1 Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in one or more of the economies in which we operate and volatile macroeconomic and political conditions.
1.2 The continuance or escalation of the wars in Ukraine and the Middle East could materially affect our financial position and increase our operational risk.
1.3 The outbreak of highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations.
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
2.2.2 The value of the collateral securing our loans may decline and not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
2.2.3 We are subject to counterparty risk in our banking business.
2.3 Operational and technology risks
2.3.1 Any failure to improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-effective manner, including in response to new or modified privacy, data protection and cybersecurity laws, rules and regulations, could have a material adverse effect on us.
2.3.2 Any failure or disruption of our operational processes or systems, or cyberattacks, data breaches, data losses and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure.
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
2.5 Market risks
2.5.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market variables, which may materially and adversely affect us and our profitability.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
3.1.3 Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and on our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services. Our failure to manage various risks we face as we develop new products and services could have a material adverse effect on us.
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
3.3 Foreign private issuer and other risks
3.3.1 Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States (US).
3.3.2 Investors may find it difficult to enforce civil liabilities against us or our directors and officers.
3.3.3 As a holder of ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the US and certain other jurisdictions.
3.3.4 ADS holders may be subject to additional risks related to holding ADSs rather than shares.
1. Macro-economic and political risks
1.1 Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in one or more of the economies in which we operate and volatile macroeconomic and political conditions.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
The recoverability of our loan portfolios and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Europe (in particular, Spain and the United Kingdom (UK)), North America (in particular, Mexico and the US) and South America (in particular, Brazil). The credit quality of our loan portfolio may deteriorate as a result of these risks and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us. See risk factor '2.2.1 The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us'.
In addition, we are exposed to sovereign debt in these regions. Our net exposure to sovereign debt at 31 December 2024 amounted to EUR 198,627 million (10.81% of our total assets at that date) of which the main exposures in the eurozone relate to Spain and Portugal with net exposure of EUR 56,293 million and EUR 7,652 million, respectively. In North America, the main exposures relate to Mexico and the US (EUR 21,642 million and EUR 24,926 million, respectively) and in South America to Brazil (EUR 26,641 million). For more information on our exposure to sovereign debt, see note 54.b) 4.4 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. Recessionary conditions in the economies of Europe, North America or some of the South American countries in which we operate, would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.
Our revenues are also subject to risk of deterioration from unfavourable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, sanctions, interest-rate caps, fiscal and monetary policies globally.
For the year ending 31 December 2024, 48% of the underlying profit attributable to the Parent came from Europe (of which 27% was from Spain and 10% from the UK), 28% from South America (18% from Brazil), 20% from North America (8% from the US and 12% from Mexico) and 5% from the Digital Consumer Bank Europe segment. As of 31 December 2024, our total assets stood at 55% in Europe (29% in Spain and 18% in the UK), 18% in South America (12% in Brazil), 17% in North America (12% in the US and 5% in Mexico) and 10% in the Digital Consumer Bank Europe segment.1
In particular, the main regions where we operate are subject to the following macroeconomic and political conditions, which could have a material adverse effect on our business, results of operations, financial condition and prospects:
•After a period of persistent high inflation throughout the world, particularly in Europe and the US, during 2023 and 2024 inflation slowly converged towards central banks' objectives allowing interest rates cuts during the second half of 2024. A return to periods of high inflation could result in higher operating costs, a decrease in the purchasing power of families with the consequent increase in delinquencies in our credit portfolios, and lower economic growth derived from the tightening of monetary and fiscal policies aimed at containing inflation, among other risks, any of which could have a material adverse effect on our operations, financial condition and prospects.
Among the risks that could negatively affect the economies and financial markets of the regions where we operate and lead to a slowdown of the global economy, recession, inflationary pressures and/or stagflation are (i) the continuance or escalation of the wars in Ukraine and the Middle East; (ii) increases in the prices of energy and other commodities; (iii) the breakdown of global supply chains; and (iv) the return to tight monetary and fiscal policies, including by rising interest costs.
•Scenarios of political tensions and instability throughout the world stemming from a variety of factors, such as heightened polarization and political fragmentation, may lead to shifting and unpredictable outcomes in political elections, legislative and policy-making efforts, social conditions and the global economy and to the progressive erosion of the rule of law in certain long-standing democracies. Furthermore, increasing public debt levels together with high interest costs may not be sustainable and could lead certain countries to have higher sovereign risk premia and sovereign debt crises. A deterioration of the global economic, political, social and financial environment, particularly in Europe and the Americas, could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects.
In particular, the risk of returning in Europe to a fragile and volatile environment, heightened political tensions or recession could be aggravated if, among others, (i) the German economy falls into recession due to reduced competitiveness of its industrial sector, (ii) the policies implemented to provide emergency assistance and support to Ukraine, to alleviate the consequences of the war in the European Union (EU) countries and to contain inflation do not succeed, (iii) the reforms aimed at improving the labour
1 Percentages calculated using as denominators the underlying profit of total operating areas (i.e., without considering the EUR (1,154) million underlying losses accounted for in the Corporate Center resulting from centralized management of the areas) and the total assets of total operating areas (i.e., without considering EUR 240,948 million total assets accounted for in the Corporate Center and without intra-group eliminations).

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

market, productivity and competitiveness fail, (iv) the banking union and other measures of European integration do not take hold, or (v) anti-European groups become more widespread.
•The new presidential administration in the US has increased and is expected to continue increasing trade tariffs that could significantly reshape international trade relations and supply chains, potentially resulting in lower growth globally. Growing protectionism and trade tensions, such as the tensions between the US and China in recent years, could intensify, which could have a negative impact on the economies of the countries where we operate, and impact our operating results, financial condition and prospects.
•The shift of the global economy’s centre of gravity from the Atlantic to the Pacific and, more particularly, China's increasing relevance as a key trading partner and source of financing for Latin American economies, could negatively impact US and European banks, particularly those like us with limited presence in Asia, reducing our global market share and customer base and affecting our business, operating results, financial condition and prospects.
•Uncertain economic outlook for China could negatively affect the world economy and impact our operating results, financial condition and prospects.
•The economies of some of the countries where we operate, particularly in Latin America, face long-standing structural problems, including weaknesses in infrastructure, economic competitiveness and education, high levels of social inequality, rising inflation and increasing public debt levels and have experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. In addition, we are exposed to variations in our net interest income or in the fair value of our assets and liabilities resulting from exchange rate fluctuations. Fiscal instability, political tensions and financial volatility, particularly in Brazil, Mexico, Chile and Argentina, could have a negative impact on the economy of these countries and may have a material adverse effect on us.
1.2 The continuance or escalation of the wars in Ukraine and the Middle East could materially affect our financial position and increase our operational risk.
On 24 February 2022, Russia launched a large-scale military action against Ukraine. The war in Ukraine has caused an ongoing humanitarian crisis in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. The continuance or escalation of the war, including its extension to other countries in the region, has led to, and could continue to lead to further increases in energy, oil and gas prices (particularly if supplies to Europe are interrupted) and inflationary pressures, which in turn could lead to increases in interest rates and market volatility. In addition, the war has exacerbated supply chain problems, particularly to those businesses most sensitive to rising energy prices. The war and its effects has exacerbated and could continue to exacerbate the slowdown in the global economy and could negatively affect the payment capacity of some of our customers, especially those with more exposure to the Russian or Ukrainian markets.
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
Furthermore, the risk of cyberattacks on companies and institutions has increased and could increase even further as a result of the wars. Although we actively monitor for cyberattacks, there can be no assurance that our cybersecurity and data protection measures and defences will be effective at identifying, preventing, mitigating or remediating any such cyberattacks.
On 7 October 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the region. In 2024, in response to attacks from Lebanon and Iran, Israel attacked Lebanon targeting Hezbollah infrastructure and leaders and carried out airstrikes against Iranian military sites. The war, a further escalation of the conflict and any resulting conflicts in the region could exacerbate the ongoing humanitarian crisis and could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, further disruptions in supply chains, inflationary pressures and market volatility, among other potential consequences.
We do not have a physical presence in Russia and Ukraine and our physical presence in the Middle East is very limited. Further,

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

our direct exposure to Russian, Ukrainian or Middle Eastern markets is not material. However, the impact of the wars and sanctions on global markets, macroeconomic conditions globally, and other potential future geopolitical tensions and consequences remain uncertain and may exacerbate our operational risk. Episodes of economic and market volatility and pressure on supply chains and inflation may continue to occur and could worsen if the wars persist or increase in severity. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from the wars in Ukraine and the Middle East.
1.3 The outbreak of highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations.
Although the World Health Organization declared an end to covid-19 as a public health emergency, the emergence of new covid-19 waves, of variants or strains resistant to existing or new vaccines, or of any other highly contagious diseases or other public health emergencies may force countries to re-adopt measures that restrict economic activity, may deteriorate the macroeconomic environment and may adversely impact our business and results of operations, which could include, but is not limited to (i) a continued decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) decline in the value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (v) downgrades of our credit ratings. See risk factor '2.4.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations'.
Moreover, our operations could be impacted by risks from remote work or bans on non-essential activities. If, as a result of any future public health emergencies, we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.
The resurgence of covid-19 or other variants or strains, or any future outbreak of any other highly contagious diseases, or other public health emergencies may have adverse effects on our business, financial condition, liquidity and results of operations or cause other risks to us.
1.4 The UK’s withdrawal from the European Union could continue to have a material adverse effect on our UK-based operations, financial condition and prospects.
The UK ceased to be a member of the EU in 2020 and a limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on 1 January 2021. The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy.
The Financial Services and Markets Act 2023 (FSMA 2023) established a framework for HM Treasury to revoke EU-derived financial services legislation and for it to be replaced by Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) rules. This process of revoking and replacing retained EU law may result in material changes to the UK regulatory regime and the impact of these regulatory developments and changes on Santander UK is difficult to predict.
In 2021, the EU Commission adopted an adequacy decision for the UK, allowing for the continued flow of personal data between the EU and the UK without additional safeguards or permissions. However, this decision came with an expiry date of 27 June 2025, if not renewed. If the EU Commission’s adequacy decision for the UK is not renewed, this could impact personal data flows from entities in the EU to Santander UK in the UK. In the event this occurs, it may result in additional costs to Santander UK in order to facilitate those data flows, to the extent those data flows are impacted, with the UK being subject to EU transfer rules as a non-adequate jurisdiction. For more information on cross-border transfers of personal data, see risk factor ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial conditions. – Privacy, data protection and cybersecurity’.
The continuing impact of Brexit on the wider UK economy could have a material adverse effect on Santander UK’s customers and counterparties and, consequently, on our operations, financial condition and prospects.
We considered these circumstances in our assessment of the recoverability of the cash-generating unit that supports Santander UK's goodwill, which was impaired in 2019 and 2020. There has been no impairment of Santander UK's goodwill since then. See note 17 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
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
We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

incidental to the normal course of our business, including, among others, in connection with conflicts of interest, lending and derivatives activities, relationships with our employees and other commercial, privacy, data protection, cybersecurity, tax or climate related matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties, are in the early stages of investigation or discovery, or have common elements but require assessment of circumstances on a case-by-case basis, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be, such as, for instance, in relation to the recent judgments rendered by the Spanish Supreme Court concerning revolving credit cards.
The amount of our reserves in respect of these matters, which considers the likelihood of future cash outflows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of 31 December 2024, we had provisions for taxes, other legal contingencies and other provisions for EUR 5,051 million. See more information in note 25.d) to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
For example, in Poland we are exposed to significant litigation in connection with CHF indexed and CHF denominated loans in which we are facing claims that those loans or clauses included in them are abusive. After the 15 June 2023 judgement rendered on this matter by the Court of Justice of the EU (CJEU), on 25 April 2024, the Polish Supreme Court issued a resolution regarding the CHF indexed and CHF denominated loans, in which it considered contract invalidation to be the primary consequence of finding abusive contractual clauses. At the same time, nine judges of the Polish Supreme Court declined to participate in the resolution raising questions of a constitutional nature and six judges submitted dissenting opinions mainly on issues related to the maintenance of the agreement after the elimination of abusive clauses.
Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice, including the impact of the aforementioned Polish Supreme Court resolution on this case law. The Bank is reaching settlements with customers who have taken legal action as well as with those who have not yet decided to file a lawsuit. The settlement scenario is reflected in the model used to calculate provisions for legal risks.
As of 31 December 2024, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintained a portfolio of mortgages denominated in or indexed to CHF for an approximate gross amount of PLN 5,173.7 million (EUR 1,210.1 million) and the total value of the adjustments to gross carrying amount in accordance with IFRS9 as well as the provisions recorded under IAS37, amount to PLN 6,592.0 million (EUR 1,541.9 million). The provisions and adjustments recorded are deemed sufficient to cover the risks associated with the legal claims against us. However, in the event that we are required to make higher payments than estimated, either with respect to existing or new claims, there could be a significant adverse effect on our results and financial situation.
As another example, following the Financial Conduct Authority's (FCA) motor market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers ('the FCA Review'). As indicated by the FCA, currently the deadline for finalising the FCA Review is May 2025. As a consequence of such FCA Review, the handling of these complaints has been currently paused until 4 December 2025. A claim has also been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. This is currently paused until the end of July 2025 connected to the outcome of the FCA Review.
On 25 October 2024, in a judicial proceeding brought against other financial entities, the Court of Appeal issued a judgment establishing certain criteria which, after the corresponding assessment by SCUK, has led it to recognise a provision of GBP 293 million (EUR 353.3 million) as of 31 December 2024, although the referred judgment has been appealed before the Supreme Court of the United Kingdom. This includes estimates for operational and legal costs (including litigation costs) reached after considering various scenarios which consider the differences and similarities between the cases in the referred judgment and SCUK’s situation, as well as the outcome of the Supreme Court appeal, the scope, nature and timeframe of any redress scheme, applicable time periods, claims, rates and compensatory interest rates.
The outcome of the FCA’s Review may be informed (i) by the judgment of the Court of Appeal handed down on 25 October 2024, as well as the anticipated judgment of the Supreme Court on appeal; and (ii) by the outcome of a judicial review of a final decision by the Financial Ombudsman Service (FOS) against another lender that was heard in October 2024. Judgment in this case was handed down in December 2024 and permission for leave to appeal to the Court of Appeal has been granted.
See note 25.e) to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.
As a financial institution, we are subject to extensive regulation, which materially affects our businesses. In Spain and the other jurisdictions where we operate, there is continuing political, competitive and regulatory scrutiny of the banking industry, including banking practices, products, services and pricing policies. Political involvement in the regulatory process, in the behaviour and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest, and in their products and services and the prices and other terms they apply to them, is likely to continue. Accordingly, the statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation and regulation affecting the financial services industry has been adopted in regions that directly or indirectly affect our business, including Spain, the US, the EU, the UK, Latin America and other jurisdictions, and further regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is continuously evolving. Moreover, to the extent these regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in fines, significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, limit our ability to provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us or on our subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to us, thereby negatively impacting us. Future liquidity standards could require us to maintain a greater proportion of assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, regulatory and supervisory authorities periodically review our allowance for loan losses. Such regulators and supervisors may recommend that we increase our allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as recommended by these regulatory and supervisory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.
The wide range of regulations, actions and proposals which most significantly affect us, or which could most significantly affect us in the future, relate to capital requirements, funding and liquidity and development of a fiscal and banking union in the EU, which are discussed in further detail below. Moreover, there is uncertainty regarding the future of financial reforms in the US and the impact that potential financial reform changes to the US banking system may have on ongoing international regulatory proposals. In general, regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase the Group's operating costs and negatively impact the Group's business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as us that are deemed to be a global systemically important institution (G-SII). The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the items below. See more details in section 10.'Supervision and regulation'.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

regulation of the European Parliament and of the Council and its annex amending CRR with respect to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor; and (iii) a regulation of the European Parliament and of the Council amending CRR and BRRD with respect to the prudential treatment of global systemically important institutions (G-SIIs) with a multiple point of entry resolution strategy and a methodology for the indirect subscription of instruments eligible for meeting the minimum requirement for own funds and eligible liabilities (the so-called 'daisy chains' proposal) (the CRR III Banking Package).
The European Parliament and the Council adopted on 19 October 2022 Regulation (EU) 2022/2036 amending CRR and BRRD, which partially started to apply on 14 November 2022. On 24 April 2024, the European Parliament voted to approve the amendments to the CRR and CRD IV proposed within the CRR III Banking Package. On 19 June 2024, Regulation (EU) 2024/1623 of the European Parliament and of the Council of 31 May 2024 amending the CRR as regards requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor (the CRR III) and Directive (EU) 2024/1619 of the European Parliament and of the Council of 31 May 2024 amending Directive 2013/36/EU as regards supervisory powers, sanctions, third-country branches, and environmental, social and governance risks (the CRD VI) were published in the Official Journal of the European Union. The CRR III is generally applicable from 1 January 2025 (with some exceptions). The CRD VI must be transposed into national law by member states by 10 January 2026, and the way it will be implemented may vary depending on the relevant member state.
In addition, on 18 April 2023, the European Commission adopted a legislative package proposal to adjust and strengthen the EU’s existing bank crisis management and deposit insurance framework (CMDI Proposal), which had been under development for some time and was accelerated in light of recent bank failures. The package contains further amendments to the BRRD, the SRM Regulation and Directive 2014/49/EU of the European Parliament and of the Council on deposit guarantee schemes, which aim at further preserving financial stability, protecting taxpayers and depositors, and supporting the real economy and its competitiveness. As of the date of this annual report there is a high degree of uncertainty with regards to the adjustments to the CMDI Proposal and when they will be finally implemented in the EU.
Capital requirements
Credit institutions, such as the Bank, are required, on a standalone and consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets (of which at least 4.5% must be Common Equity Tier 1 (CET1) capital and at least 6% must be Tier 1 capital). In addition to the minimum regulatory capital requirements, the CRD IV also introduced five capital buffer requirements that must be met with CET1 capital: (1) the capital conservation buffer for unexpected losses, requiring additional CET1 of up to 2.5% of total risk weighted assets; (2) the institution-specific counter-cyclical capital buffer (consisting of the weighted average of the counter-cyclical capital buffer rates that apply in the jurisdictions where the relevant credit exposures are located), which may require as much as additional CET1 capital of 2.5% of total risk weighted assets or higher pursuant to the requirements set by the competent authority; (3) the G-SIIs buffer requiring additional CET1 which shall be not less than 1% of risk weighted assets; (4) the other systemically important institutions (O-SIIs) buffer, which may be as much as 2% of risk weighted assets; and (5) the CET1 systemic risk buffer to prevent systemic or macroprudential risks of at least 1% of risk weighted assets (to be set by the competent authority). Entities are required to comply with the 'combined buffer requirement' (broadly, the combination of the capital conservation buffer, the institution-specific counter-cyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the G-SIIs buffer and the O-SII buffer, in each case as applicable to the institution). Under the CRD V, where an institution is subject to a systemic risk buffer, that buffer will be cumulative with the applicable G-SIIs buffer or the other systemically important institution buffer.
While the capital conservation buffer and the G-SII buffer are mandatory, the Bank of Spain has greater discretion in relation to the counter-cyclical capital buffer, the O-SII buffer and the systemic risks buffer. The European Central Bank (ECB) also has the ability to provide certain recommendations in this respect.
As of the date of this annual report, we are required to maintain a capital conservation buffer of additional CET1 capital of 2.5% of risk weighted assets, a G-SII / O-SII buffer of additional CET1 capital of 1.25% of risk weighted assets and a counter-cyclical capital buffer of additional CET1 capital of 0.3693% of risk weighted assets. Bank of Spain agreed on 1 October 2024 to raise the counter-cyclical buffer applicable to credit exposures in Spain to 0.5% for the fourth quarter of 2024.
Moreover, article 104 of the CRD IV, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of 15 October 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the SSM Regulation), also contemplate that in addition to the minimum Pillar 1 capital requirements and any applicable capital buffer, supervisory authorities may impose further Pillar 2 capital requirements to cover other risks, including those risks incurred by the individual institutions due to their activities not considered to be fully captured by the minimum capital requirements under the CRD IV and CRR which should be set according to the specific situation of an institution excluding macroprudential or systemic risks, but including the risks incurred by individual institutions due to their activities (including those reflecting the impact of certain economic and market developments on the risk profile of an individual institution). This may result in the imposition of additional binding capital requirements on us and/or the Group pursuant to this Pillar 2 framework. Any failure by us and/or the Group to maintain its Pillar 1 minimum regulatory capital ratios and any Pillar 2 additional capital requirements or TLAC/MREL Requirements (as defined below) could result in administrative actions or sanctions (including restrictions on discretionary

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

payments), which, in turn, may have a material adverse impact on our results of operations.
Additionally, in accordance with articles 104a and b of the CRD V, as implemented in Spain by article 69 and 69bis of Law 10/2014, the institutions specific Pillar 2 capital shall consist of two parts: the above mentioned Pillar 2 requirements and a Pillar 2 guidance. Pillar 2 guidance is not directly binding and a failure to meet Pillar 2 guidance does not automatically trigger legal action, even though the ECB expects banks to meet Pillar 2 guidance. Failure to comply with the Pillar 2 guidance is not relevant for the purposes of triggering the automatic restriction of the distribution and calculation of the 'Maximum Distributable Amount' but, in addition to certain other measures, competent authorities are entitled to impose further Pillar 2 capital requirements where an institution repeatedly fails to follow the Pillar 2 capital guidance previously imposed.
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
We announced on 11 December 2024 that we received the ECB's decision regarding prudential minimum capital requirements effective as of 1 January 2025, following the results of SREP. The ECB's decision maintains an unchanged Pillar 2 requirement (P2R) of 1.74% at a consolidated level of which at least 0.98% must be covered with CET1. Accordingly, the minimum CET1 and capital requirements as of 1 January 2025 are 9.67% and 13.93% on a consolidated basis, respectively. As of 31 December 2024, on a consolidated basis, our total capital ratio was 17.39% while our CET1 ratio was 12.78%. If we had not applied the transitory IFRS 9 provisions, nor the subsequent amendments introduced by Regulation 2020/873 of the EU, the fully-loaded CET1 ratio would have been 12.76%.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
TLAC/MREL Requirements
Under article 92a of CRR, institutions such as the Bank that are identified as resolution entities and are G-SII shall satisfy the following requirements for own funds and eligible liabilities: (a) 18 per cent of risk weighted assets, and (b) 6.75 per cent of its leverage ratio exposure (the Pillar 1 TLAC/MREL Requirements for G-SIIs). On top of that, Article 45 of the BRRD provides that EU member states shall ensure that institutions meet, at all times, a MREL requirement (together, the TLAC/MREL Requirements). Therefore, institutions such as the Bank could be subject to an institution-specific MREL requirement, which may be higher than the Pillar 1 TLAC/MREL Requirements for G-SIIs.
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
On 24 June 2024 we announced that we received a formal notification from the Bank of Spain with our binding minimum MREL requirement, both total and subordinated, for the resolution group of Banco Santander at a sub-consolidated level, as determined by the SRB. The total MREL requirement, currently in effect, was set at 29.69% of the resolution group’s total risk weighted assets. The subordination requirement was set at 10.27%. The total MREL requirement that is in effect from 1 January 2025 is 32.39% (and 33.59% as from 24 June 2025) of the resolution group’s total risk weighted assets. The subordination requirement that is in effect from 1 January 2025 was set at 11.30% (and will be maintained as of 24 June 2025). Future requirements are subject to ongoing review by the resolution authority.
Additionally, the Basel Committee is currently in the process of reviewing and issuing recommendations in relation to risk asset weightings which may lead to increased regulatory scrutiny of risk asset weightings in the jurisdictions that are members of the Basel Committee.
Liquidity Requirements
In addition to the above, the Group shall also comply with the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) requirements provided in CRR. As of 31 December 2024, the Group’s LCR was 153%, above the 100% minimum requirement. In relation to the NSFR, the institutions shall maintain from 28 June 2021 an NSFR (calculated in accordance with Title IV of the CRR) of at least 100%. As of 31 December 2024, the Group's NSFR was 126%, above the 100% minimum requirement.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

states. Several steps have already been taken in this regard such as the publication of the Supervisory Guidelines; the approval of the Regulation (EU) No 468/2014 of the ECB of 16 April 2014, establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (the SSM Framework Regulation); the approval of a Regulation (Regulation (EU) 2016/445 of the ECB of 14 March 2016 on the exercise of options and discretions available in Union law) and a set of guidelines on the application of CRR's national options and discretions, etc. In addition, the SSM is an extra cost for the financial institutions that are required to fund its operations through payment of supervisory fees.
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (SRF). Under the intergovernmental agreement (IGA) signed by 26 EU member states on 21 May 2014, contributions by banks raised at national level were transferred to the SRF. The new Single Resolution Board (SRB), which is the central decision-making body of the SRM, started operating on 1 January 2015 and has fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its oversight, which face serious difficulties, are resolved effectively with minimal costs to taxpayers and the real economy. From that date onwards, the SRF is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU. The Single Resolution Board communicated on 10 February 2025 that the SRF target level remains reached at the end of 2024 in a total amount of EUR 80 billion as of 31 December 2024, and would be used as a separate backstop only after an 8% bail-in of a bank's liabilities has been applied to cover capital shortfalls (in line with the BRRD).
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
Global Minimum Tax
On 22 December 2022, the European Commission approved Directive 2022/2523 ensuring a minimum effective tax rate for multinational enterprise groups and large domestic groups in the EU. The Directive follows closely the Pillar Two rules of the OECD Inclusive Framework on Base Erosion and Profit Shifting which apply to multinational groups with a turnover of more than EUR 750 million and entails a minimum tax of 15% calculated on adjusted accounting profit on a jurisdiction-by-jurisdiction basis. On 21 December 2024, the Spanish Official Gazette published Law 7/2024 that transposes the Directive and approves a domestic top-up tax from 2024. In other relevant countries where the Group is present, the regulation is enacted or substantially enacted (mainly in the UK and in EU countries). The impact of this new regulation in 2024 was not relevant to the Group, since the effective tax rates calculated under Pillar Two rules in most jurisdictions in which the Group operates are above 15%. However, the new regulations introduce significant administrative burdens.
Banking Reform in the UK
In accordance with the provisions of the Financial Services (Banking Reform) Act 2013, UK banking groups that hold significant retail deposits (more than £25 billion of 'core deposits'), including Santander UK, were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019.
Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way Santander UK conducts its business operations in the UK, there is a risk that Santander UK may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the group or Santander UK breached a PRA ring-fencing rule. If Santander UK were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on Santander UK’s activities in the UK or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Following the publication of the final report of the Independent Panel on Ring-Fencing and Proprietary Trading on 15 March 2022, HM Treasury announced its intention to implement certain limited reforms to the ring-fencing regime, including (i) increasing the ring-fencing core deposit threshold from £25 billion to £35 billion, (ii) adding a new secondary 'trading assets' condition (exempting from the regime banks with trading assets which do not exceed 10% of Tier 1 capital), (iii) introducing a de-minimis threshold to allow ring-fenced banks to incur an

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

exposure to relevant financial institutions (RFIs) of up to £100,000 per RFI at any one time, and allowing ring-fenced banks to establish operations outside of the UK or the EEA, have exposure to RFIs that qualify as small and medium-sized enterprises (SMEs), and (iv) undertaking a wider range of activities such as market standard trade finance activities or inflation swaps. These reforms entered into force on 4 February 2025 and may lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime.
US significant regulation
The financial services industry continues to experience significant financial regulatory reform in the US, including from capital, leverage, funding, liquidity, and tax regulation, fiscal and monetary policies established by central banks and financial regulators, changes to global trade policies, and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the US and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the US. We believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated in the US. Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in fines, loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.
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
Banco Santander is classified as a Category IV FBO, and Santander Holdings USA is classified as a Category IV IHC, though this categorization may change depending on the scope and composition of our activities. Category IV institutions are subject to the least exacting level of enhanced prudential standards. Both Banco Santander and Santander Holdings USA are now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations, as described in more detail in the relevant sections below. If the categorization for either firm changes, it would be subject to enhanced prudential standards tailored to its risk profile.
Resolution planning
We are required to prepare and submit periodically to the Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC) a plan, commonly called a living will (the 165(d) plan), for the orderly resolution of our subsidiaries and operations that are domiciled in the US in the event of future material financial distress or failure. We, on behalf of our insured depository institution (IDI) subsidiary, Santander Bank, N.A. (Santander Bank), must also submit a separate IDI resolution plan (IDI plan) to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they may jointly impose on our US operations more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 30 June 2022, and its most recent IDI plan on 28 June 2018. As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act and following changes to applicable regulations, Banco Santander is now a triennial reduced filer that is required to submit its next 165(d) plan in the form of a reduced resolution plan by 1 July 2025. With respect to our IDI plan, the FDIC revised the IDI rule in June 2024. Under the final IDI rule, IDIs with USD 100 billion or more in assets that are not affiliates of U.S. global systemically important banking organizations, such as Santander Bank, are required to submit a full IDI plan every three years and, in years when the IDI does not submit a full IDI plan, it is required to submit a limited interim supplement. IDIs with more than USD 50 billion, but less than USD 100 billion, are not required to submit an IDI plan but instead, they are required to submit an informational filing intended to support the development of strategic options for resolution of the IDI by the FDIC. Santander Bank is required to submit a full IDI plan by 1 July 2025.
OTC derivatives regulation
Title VII of the Dodd-Frank Act amended the US Commodity Exchange Act and the Exchange Act, among other statutes, to establish an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the Commodity Futures Trading Commission

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

(CFTC) and of security-based swap dealers and major security-based swap participants with the SEC, and requires the CFTC and SEC to adopt regulations imposing capital, margin, business conduct, record keeping and other requirements on such entities. Banco Santander is registered as a non-US swap dealer with the CFTC and registered as a non-US security-based swap dealer with the SEC.
These rules, and similar rules being considered by regulators in other jurisdictions that may also apply to us, and the potential conflicts and inconsistencies between them, increase our costs for engaging in swaps and other derivatives activities and present compliance challenges.
Volcker Rule
Section 13 of Bank Holding Company Act and its implementing rules (collectively, the 'Volcker Rule') prohibits 'banking entities' from engaging in certain forms of proprietary trading or from sponsoring, or investing in 'covered funds,' in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Banco Santander were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Banco Santander has assessed how the Volcker Rule affects its businesses and subsidiaries, and has brought its activities into compliance. Banco Santander has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations and certain foreign government obligations, and trading solely outside the US, and also permits certain ownership interests in certain types of funds to be retained.
Banco Santander will continue to monitor Volcker Rule-related developments and assess their impact on its operations, as necessary.
US Capital, Liquidity and Related Requirements and Supervisory Actions
As a US IHC and bank holding company, Santander Holdings USA is subject to the US Basel III capital rules, which implement in the US the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. Under the Tailoring Rules, Santander Holdings USA is not subject to the liquidity coverage ratio (LCR) or the net stable funding ratio (NSFR) requirements, since it is a Category IV IHC with less than USD 50 billion in weighted short-term wholesale funding.
In July 2023, the US federal banking agencies proposed significant amendments to the Basel III capital rules (Basel III Endgame) that would apply to Santander Holdings USA and Santander Bank. Basel III Endgame generally would require Category I-IV banking organizations, including Santander Holdings USA and Santander, to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach referred to as the 'Expanded Risk-Based Approach.' Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit evaluation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under Basel III Endgame, Santander Holdings USA and Santander Bank would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. Due to the changing political environment in the US, it remains uncertain if or when the US federal banking agencies will finalize Basel III Endgame or any similar amendments to the US Basel III capital rules.
Banco Santander will continue to monitor developments related to Basel III Endgame and will assess the impacts of the proposal on its operations.
Total Loss-Absorbing Capacity and Long-Term Debt requirements
In addition to the above-mentioned capital and liquidity requirements, Santander Holdings USA is subject to the Federal Reserve Board’s final rule implementing the FSB’s international Total Loss Absorbing Capital (TLAC) standard, which establishes certain TLAC, long-term debt (LTD) and clean holding company requirements for US IHCs of non-US G-SIIs, including Santander Holdings USA. Santander Holdings USA is compliant with all applicable requirements. Compliance with the final TLAC rule has resulted in increased funding expenses for Santander Holdings USA and, indirectly, the Bank.
In August 2023, the US federal banking agencies released a proposal that would require certain US and foreign banking organizations to issue and maintain long-term debt and clean holding company requirements to improve resolvability (the Proposed LTD rule). The Proposed LTD rule would apply these requirements to IDIs with USD 100 billion or more in total consolidated assets (excluding IDIs of U.S. G-SIIs). Santander Bank's total consolidated assets have fluctuated above and below USD 100 billion and therefore Santander Bank may become subject to the Proposed LTD rule if the rule becomes final. Although Santander Holdings USA is already subject to TLAC, LTD and clean holding company requirements as an IHC of a non-US G-SII, the Proposed LTD rule may still affect Santander Holdings USA by, for example, reducing the amount of LTD with remaining maturities of less than two years that counts toward Santander Holdings USA’s TLAC requirement. Due to the changing political environment in the US, it remains uncertain if or when the US federal banking agencies will finalize the proposed LTD rule.
Banco Santander will continue to monitor developments related to the Proposed LTD Rule and will assess the impacts of the proposal on its operations.
Stress testing and capital planning
Certain of our US subsidiaries, including Santander Holdings USA, are subject to supervisory stress testing and capital planning requirements in the US. The Federal Reserve Board expects companies subject to stress testing and capital planning

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Under the Federal Reserve Board's Stress Capital Buffer ('SCB') rule, the Federal Reserve Board uses the results of its supervisory stress test and a firm's planned common dividends to establish the size of a firm’s SCB requirement, subject to a floor of 2.5 percent. Santander Holdings USA must maintain capital ratios above the sum of the minimum capital requirements and any applicable capital buffers, including the SCB, in order to avoid restrictions on the distribution of capital, including in the form of dividends or share repurchases. Santander Holdings USA’s SCB for the period between 1 October 2024 and 30 September 2025 is 3.5%, resulting in a total CET1 capital requirement of 8.0%. This amount could increase or decrease in future years based on the results of the Federal Reserve Board’s periodic supervisory stress tests and capital planning requirements applicable to Santander Holdings USA.
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
In addition to such confidential actions and restrictions, we may from time to time be subject to public supervisory actions in the US.
Anti-Money Laundering and economic sanctions
A major focus of US, UK and EU governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing. In the US, the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 and the Anti-Money Laundering Act of 2021, contains provisions intended to detect and prevent the use of the US financial system for money laundering and terrorist financing activities. Under the Bank Secrecy Act, US financial institutions, including US branches and subsidiaries of non-US banks, are required to, among other things, maintain an anti-money laundering (AML) program, verify the identity of clients, identify and verify the beneficial owners of certain legal entity clients, conduct ongoing customer due diligence, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. The Financial Crimes Enforcement Network of the US Department of the Treasury and US federal and state bank regulatory agencies, as well as the US Department of Justice, have the authority to impose significant civil money penalties for violations of those requirements. Similar approaches to preventing money laundering exist in the UK and the EU through their own respective competent authorities on anti-money laundering/countering the financing of terrorism (AML/CFT).
There is also scrutiny of compliance with applicable US, UK and EU economic sanctions against certain foreign countries, governments, individuals and entities to counter threats to respective US, UK or EU national security, foreign policy, or the economy. In the US, economic sanctions are administered by the Office of Foreign Assets Control (OFAC) of the US Department of the Treasury. OFAC-administered sanctions take many different forms. For example, sanctions may include: (1) restrictions on US persons’ trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on US persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) blocking of assets of targeted governments or 'specially designated nationals,' by prohibiting transfers of property subject to US jurisdiction,

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

including property in the possession or control of US persons. Blocked assets, such as property and bank deposits, cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. In addition, non-US persons can be liable for 'causing' a sanctions violation by a US person or can violate US sanctions by exporting services from the US to a sanctions target, for example by engaging in transactions with targets of US sanctions denominated in US dollars that clear through US financial institutions (including through US branches or subsidiaries of non-US banks). In addition, the US government has imposed various sanctions that prevent non-US persons, including non-US financial institutions, from engaging in certain activities undertaken outside the US and without the involvement of any US persons (secondary sanctions). If a non-US financial institution were determined to have engaged in activities targeted by certain US secondary sanctions, it could lose its ability to open or maintain correspondent or similar accounts with US financial institutions, among other potential consequences.
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
Privacy, data protection and cybersecurity
We receive, maintain, transmit, store and otherwise process proprietary, sensitive and confidential data, including public and non-public personal information of our customers, employees, counterparties and other third parties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this information is governed by stringent federal, state, local and foreign laws, rules, regulations and standards, and the legal and regulatory framework for privacy, data protection and cybersecurity is in considerable flux and evolving rapidly. As privacy, data protection and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, privacy, data protection and cybersecurity issues have become the subject of increasing legislative and regulatory focus. Internationally, virtually every jurisdiction in which we operate has established its own privacy, data protection and cybersecurity legal and regulatory framework with which we must comply. For example, on 25 May 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of 27 April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation or GDPR) became directly applicable in all member states of the EU. To align the Spanish legal regime with the GDPR, Spain enacted the Organic Law 3/2018, of 5 December, on Data Protection and the safeguarding of digital rights which repealed the Spanish Organic Law 15/1999, of 13 December, on Data Protection. Additionally, following the UK’s withdrawal from the EU, we also are subject to the UK General Data Protection Regulation (UK GDPR) (i.e., a version of the GDPR as implemented into UK law). Although a number of basic existing principles have remained the same, the GDPR and UK GDPR introduced extensive new obligations on both data controllers and processors, as well as rights for data subjects. The GDPR and UK GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR and UK GDPR include obligations and restrictions concerning the security and confidentiality of personal data, such as obtaining consent from the individuals to whom the personal data relates for certain processing activities, using safeguards on transfers of personal data out of the EEA and the UK, respectively, and making notifications with respect to certain security breaches, among others. The GDPR and UK GDPR also impose significant fines and penalties for non-compliance of up to the higher of 4% of annual worldwide turnover or EUR 20 million (or GBP 17.5 million under the UK GDPR) and, for other specified infringements, fines and penalties of up to the higher of 2% of annual worldwide turnover or EUR 10 million (or GBP 8.7 million under UK GDPR). European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros. While the UK GDPR currently imposes substantially the same obligations as the GDPR, the UK GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the UK government). Moreover, the UK government has publicly announced plans to reform the UK GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses.
The implementation of the GDPR, UK GDPR and other data protection regimes has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. We expect the number of jurisdictions adopting their own privacy, data protection and cybersecurity laws to increase, which will likely require us to devote additional significant operational resources for our compliance efforts and incur additional significant expenses. This legal environment is also likely to increase our exposure to risk of claims alleging non-compliance with all applicable privacy, data protection and cybersecurity laws, rules, regulations and standards.
Recent legal developments in the EEA, including recent rulings from the Court of Justice of the European Union and from

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Additionally, the EU adopted Regulation (EU) 2022/2554, or the Digital Operational Resilience Act (DORA), in November 2022, which became effective from 17 January 2025. DORA, which applies as lex specialis for the financial sector regarding cybersecurity, aims to achieve a common level of digital operational resilience as well as consolidate and upgrade existing Information Communication Technologies (ICT) risk requirements that had been addressed separately in different regulations and directives, such as Directive (EU) 2022/2555 (otherwise known as the NIS 2 Directive). DORA establishes a set of uniform requirements for network and information systems security structured in five pillars: (i) ICT risk management and governance, (ii) ICT-related incident management, classification and reporting, (iii) digital operational resilience testing, (iv) management of third-party ICT risk, and (v) information and intelligence sharing.
In the US, there are numerous federal, state and local privacy, data protection and cybersecurity laws, rules, regulations and standards governing the collection, sharing, use, retention, disclosure, protection, transfer and other processing of personal information, including federal and state data privacy laws, data breach notification laws and data disposal laws. For example, at the federal level, among other laws, rules, regulations and standards, we are subject to the Gramm-Leach-Bliley Act (GLBA), which requires financial institutions to, among other things, periodically disclose their privacy policies and practices relating to sharing non-public personal information and enables retail customers to opt out of our ability to share such personal information with unaffiliated third parties under certain circumstances. The GLBA also requires financial institutions to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information.
Like other lenders, Santander Bank and other of our US subsidiaries also use credit bureau data in their underwriting activities, and the use of such data is regulated under the Fair Credit Reporting Act (FCRA). Santander Bank and our US subsidiaries are also subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to privacy, data protection and cybersecurity. Further, in the spring of 2022, federal banking regulators imposed a new cybersecurity-related notification rule that requires banking organizations to notify their primary federal regulator as soon as possible and within 36 hours of incidents that, among other things, have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the key viability of key operations of the banking organization, or impact the stability of the financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents. Moreover, the US Congress has recently considered, and is currently considering, various proposals for more comprehensive privacy, data protection and cybersecurity legislation, to which we and our US subsidiaries may be subject if passed. There has also been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning privacy, data protection and cybersecurity, which increases the risk of investigations into the cybersecurity practices, and related disclosures, of companies within its jurisdiction, which at a minimum can result in distraction of management and diversion of resources for targeted businesses.
Privacy, data protection and cybersecurity are also areas of increasing state legislative focus, and states are increasingly proposing or enacting legislation that relates to privacy, data protection and cybersecurity. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, CCPA), gives California residents the right to, among other things, request disclosure of personal information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of their personal information, and

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

the right not to be discriminated against for exercising their rights. Other states where we do business, or may in the future do business, or from which we otherwise collect, or may in the future otherwise collect, personal information of residents have enacted, or are considering enacting, comprehensive privacy, data protection and cybersecurity laws that share similarities with the CCPA. These state statutes, and other similar state or federal laws that may be enacted in the future, may require us to modify our data processing practices and policies, incur substantial compliance-related costs and expenses, and otherwise suffer adverse impacts on our business. In addition, laws in all 50 US states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach, and we may be required to report events related to privacy, data protection or cybersecurity issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to affected individuals or the relevant regulatory authorities. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly.
Additionally, our New York branch is supervised by the New York State Department of Financial Services (NYDFS). The NYDFS issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017 and was amended in November 2023, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation includes specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements.
Privacy, data protection and cybersecurity laws, rules, regulations and standards continue to evolve and may result in ever-increasing public scrutiny and escalating levels of enforcement and sanctions. We may become subject to new laws, rules, regulations or standards concerning privacy, data protection or cybersecurity, which could require us to incur significant additional costs and expenses in order to comply. While we have taken steps designed to mitigate the impact of risks and uncertainties in connection with applicable privacy, data protection and cybersecurity laws, rules, regulations and standards by implementing supplementary measures designed in accordance therewith, the efficacy and longevity of any steps we may take to mitigate their impact remain uncertain due to the fast-moving legal and regulatory environment. We could also be adversely affected if such new laws, rules, regulations or standards are adopted or if existing laws, rules, regulations or standards are modified or interpreted such that we are required to alter our systems, business practices, processes or privacy policies. If privacy, data protection or cybersecurity laws, rules, regulations or standards are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, or if we fail to comply (or are perceived to have failed to comply) with applicable laws, rules, regulations and standards relating to privacy, data protection and cybersecurity, we may be subject to substantial fines, civil or criminal penalties, costly litigation (including class actions), claims, proceedings, judgments, awards, penalties, sanctions, regulatory enforcement actions, government investigations or inquiries, or other adverse impacts, or be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results, any of which could have a material adverse effect on our operating results, financial condition and prospects.
For more information on privacy, data protection and cybersecurity laws, rules, regulations and standards, see section 10.'Supervision and regulation'.
Artificial intelligence (AI)
We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services, including AI designed to enhance transaction monitoring and sanctions screening, improve customer experience and reduce operational risk. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various US governmental and regulatory agencies, and various US states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering legal and regulatory frameworks for AI.
For example, in Europe, the EU’s Artificial Intelligence Act (AI Act) entered into force on August 1, 2024. The AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU market. This framework categorizes AI systems based on the risks associated with such AI systems’ intended purposes as creating “unacceptable”, “high”, “limited” or “minimal” risks. There is a risk that that our current or future AI-powered software or applications may be categorized as certain risk categories that may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability, or adversely affect our business. For example, “high” risk AI systems are required, among other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight, and cybersecurity. Even if our current AI-powered software or applications are not categorized as “high” risk AI systems, we may be subject to additional transparency and other obligations for “limited” or “minimal” risk AI systems. The AI Act sets forth certain penalties, including fines of up to the greater of EUR 35 million or 7% of worldwide annual turnover for the prior year for violations

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators have been focusing intently on consumer protection and on conduct risk and could continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. Such a focus could result, for example, in pricing regulations that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers. Some of the laws in the relevant jurisdictions in which we operate, give the regulators the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with financial products. These problems may potentially cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Some of the regulatory regimes in the relevant jurisdictions in which we operate, require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgements by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

2.1.5 We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
We are required to comply with applicable AML/CFT, anti-bribery and corruption, sanctions and other laws and regulations (collectively, financial crime compliance (FCC) regulations). These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening), keep our customer, account and transaction information up to date and have FCC policies and procedures in place detailing what is required from those responsible. We are also required to conduct FCC training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our local FCC team.
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
We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and innovative payment methods, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As a global bank, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there have been, and may in the future be, instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.
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
See also risk factor '2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition - US Significant Regulation - Anti-Money Laundering and economic sanctions'.
2.1.6 Changes in taxes and other assessments may adversely affect us.
The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally,

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.
The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect upon our business.
For example, Law 38/2022, of 27 December, established a temporary levy on financial credit institutions in Spain to be accrued in 2023 and 2024. The levy was calculated as 4.8% of the sum of interest income/charges and commission income/expenses derived from the business activities carried out in Spain. In 2024, Law 7/2024, of 20 December, established a new tax on interests and commissions to be accrued in 2025, 2026 and 2027. For more information see '10. Supervision and regulation - Spanish tax legislation'.
2.2 Credit risks
2.2.1 The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported credit impaired loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in the regions where we operate or in global economic and political conditions, including as a result of the continuance or escalation of the wars in Ukraine and the Middle East. In certain markets, the combined pressure of economic downturn, high inflation and high interest rates may impact the ability of our customers to repay their debt. If we were unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.
Our loan loss reserves are based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative and quantitative criteria and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. For further details regarding our risk management policies, see risk factor '2.7.1 Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks'.
On 31 December 2024, our net loans and advances to customers amounted to EUR 1,054,069 million (compared to EUR 1,036,349 million as of 31 December 2023).
Our loan portfolio is mainly located in Europe (in particular, Spain and the UK), North America (in particular the US) and South America (in particular Brazil). At 31 December 2024, Europe accounted for 55% of our total loan portfolio (Spain accounted for 23% of our total loan portfolio and the UK, where the loan portfolio consists primarily of residential mortgages, accounted for 23%), North America accounted for 17% (of which the US represents 13% of our total loan portfolio), South America accounted for 14% (of which Brazil represents 8% of our total loan portfolio) and the Digital Consumer Bank Europe segment accounted for 13%.
Mortgage loans are one of our principal assets, comprising 42% of our net loans and advances as of 31 December 2024, mainly located in Spain and the UK. 81% of such mortgage loans are residential. If Spain or the UK experience situations of economic stagnation, persistent housing oversupply, decreased housing demand, rising unemployment levels, increasing interest rates, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance or continued global markets volatility, for instance, home prices could decline, while mortgage delinquencies, forbearances and our NPL ratio could increase, which in turn could have a material adverse effect on our business, financial condition and results of operations. At 31 December 2024, the NPL ratio of residential mortgage loans for the Group in Spain and the UK was 1.32% and 1.07%, respectively.
At 31 December 2024, our total Group NPL ratio stood at 3.05% as compared to 3.14% at 31 December 2023. Coverage as of 31 December 2024 was 65% as compared to 66% a year earlier.
Impairment on financial assets not measured at fair value through profit or loss (net) in 2024 was EUR 12,644 million (mainly related to loans and advances to customers), a 2.4% decrease as compared to EUR 12,956 million in 2023.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

At 31 December 2024, the gross amount of our refinancing and restructuring operations was EUR 27,144 million (3% of total gross loans and credits), of which EUR 8,254 million have real estate collateral. At the same date, the net amount of non-current assets held for sale totalled EUR 4,002 million, of which EUR 2,621 million were foreclosed assets.
2.2.2 The value of the collateral securing our loans may decline and not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of macroeconomic factors, especially those affecting Europe, North America and South America or the continuance or escalation of the wars in Ukraine and the Middle East. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.
In addition, technological changes in the auto industry, accelerated by environmental rules, could affect our auto consumer business in the EU and the US, particularly residual values of leased vehicles. This transformation could affect our auto finance business in view of (i) a transition from fuel to electric engines, environmental aspects related to emissions and transition risks derived from political and regulatory decisions (e.g., traffic restrictions in city centres); (ii) growing customer preferences for car leasing, subscription, car sharing and other services instead of vehicle ownership; (iii) greater market concentration in certain manufacturers, distributors and other agents; and (iv) more online sales channels. In addition, the auto industry could also suffer from supply chain disruption and shortages of batteries, semi-conductors and others in the wake of the wars, geopolitical and macroeconomic tensions, conflicts and other events, affecting guarantees, residual used car value and loan delinquencies. Although we monitor the auto portfolios and dealers and we have launched specific plans to tackle particular issues, the auto industry changes and disruptions described above could have a material adverse effect on our operating results, financial condition and prospects.
At 31 December 2024, 42% of our loans and advances to customers have property collateral while 24% have other types of collateral (securities, pledges and others).
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
2.3 Operational and technology risks
2.3.1 Any failure to improve or upgrade our information technology infrastructure and information management systems in an effective, timely and cost-effective manner, including in response to new or modified privacy, data protection and cybersecurity laws, rules and regulations, could have a material adverse effect on us.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

2.3.2 Any failure or disruption of our operational processes or systems, or cyberattacks, data breaches, data losses and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure.
Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit and otherwise process certain proprietary, sensitive or confidential information, including personal information of customers and employees, as well as a large number of assets. Accordingly, our business relies on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission and other processing of proprietary confidential, sensitive and personal data and other information using our computer systems and networks or those of our third-party vendors. Our operations must also comply with complex and evolving laws and regulations in the countries in which we operate. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively. Cyberattacks, data breaches, data losses and other security incidents, including fraudulent withdrawal of money, can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations and may include disruptions, failures, service outages, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, defective software or hardware updates, malware and ransomware, social engineering and phishing attacks, denial-of-service attacks, misconduct, fraud, and other events that could have a serious impact on us. We also face the risk that the design of our or our third-party vendors’ cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data or client records are incomplete, not recoverable or not securely stored. Moreover, it is not always possible to deter or prevent employee errors or misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, produce customer claims and materially and adversely affect us.
We prioritize early identification, monitoring and mitigation of risks (including those resulting from our interactions with third parties) in our goal to provide a resilient and secure operational environment. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary, sensitive and confidential information, including personal information, (ii) we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, sensitive and confidential information, including personal information, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks, data breaches, data losses and other security incidents. For example, on 14 May 2024, we announced that we had become aware of an unauthorized access to a Santander database that included certain customer and employee information hosted by a third-party provider (the 2024 Unauthorized Access). For more information on the legal and regulatory risks arising from the privacy, data protection and cybersecurity laws and regulations we are subject to, which, among other things, impose certain obligations with respect to cyberattacks, data breaches, data losses, and other security incidents, see risk factor ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition – Privacy, data protection and cybersecurity’).
The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cyberattacks, data breaches, data losses and other security incidents but does not guarantee full protection or a risk-free environment. This is especially applicable in the current global environment, with the wars in Ukraine and the Middle East resulting in an increased risk of cyberattacks, data breaches, data losses and other security incidents, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the wars. Additionally, the shift to remote work policies for a significant portion of our workforce, as they access our secure systems and networks remotely, and our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has also increased the risk of cyberattacks, data breaches, data losses and other security incidents (see risk factor '1.3 The outbreak of highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations').
While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyberattacks, data breaches, data losses and other security incidents attributed to our vendors as they relate to the information we share with them.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

information see the 'Risk management and compliance' chapter in Part 1 of this annual report on Form 20-F.
We have seen in recent years the information technology systems and networks of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to such information technology systems and networks have become increasingly complex and sophisticated, including through the use of AI. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyberattacks data breaches, data losses or other security incidents to our customers, affected individuals or regulators, as applicable.
If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyberattacks, penetrations, compromises, breaches or circumventions of our information technology systems or networks, such as the 2024 Unauthorized Access, or experience other data breaches, data losses or other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to privacy, data protection and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyberattack, data breach, data loss or other security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.
Any of the cyberattacks, data breaches, data losses and other security incidents described above could have a material adverse effect on our business, financial condition and results of operations.
2.3.3 We rely on third parties and affiliates for important products and services.
Third-party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support and software, information technology production and support, internet connections and network access, including cloud-based services, as well as those of our service providers. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches, service outages and other disruptions or failures affecting such parties. We are also subject to risk with respect to security breaches, service outages and other disruptions or failures affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction.
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
We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services, including AI designed to enhance transaction monitoring and sanctions screening, improve customer experience and reduce operational risk. However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

inadequacies, any of which may not be easily detectable; AI has been known to produce false inferences or outputs; AI may subject us to new or heightened legal, regulatory, ethical or other challenges; AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, any of which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in reducing our operational risk or increasing our operational efficiencies or otherwise result in our intended outcomes. Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent disclosure or incorporation of our proprietary, confidential, sensitive or personal information into publicly available or third-party training sets which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. See risk factor '2.1 Legal, Regulatory and Compliance Risks for our Business Model—2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition—Artificial intelligence (AI)'.
2.4 Liquidity and funding risks
2.4.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.
Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuance or escalation of the wars in Ukraine and the Middle East. While we have in place liquidity management processes to mitigate and control these risks, as well as an organizational model based on autonomous subsidiaries in terms of capital and liquidity which limits the possibility of contagion between them, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities.
Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and/or in our credit spreads could significantly increase the cost of our funding. For example, throughout 2022 and 2023 the ECB, the Bank of England, the Federal Reserve and other central banks increased interest rates to contain inflation and it was not until mid-2024 that they started to decrease rates. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.
We rely, and will continue to rely, primarily on retail deposits to fund lending activities. The ongoing availability of this type of funding is directly related to our solvency and to the success of our policies, and it is also sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of retail depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits with other banks and neobanks or with other products, such as mutual funds. Any of these factors could increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.
Difficulties or liquidity issues faced by certain financial entities could cause withdrawals of deposits from these entities and volatility in international markets. The spread or potential spread of these or other issues to the broader financial sector could have a material adverse effect on our operating results, financial condition and prospects.
Central banks took extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the covid-19 pandemic. In Europe, the ECB's pandemic emergency purchase programme (PEPP) finalized at the end of March 2022, although maturing principal payments have been repurchased until December 2024. The progressive removal of these facilities could have an adverse effect on our ability to access liquidity and on our funding costs.
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
Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At 31 December 2024, our LCR ratio including liquidity transfer restrictions was 153%, above the 100% minimum requirement. The NSFR provides a sustainable maturity structure of assets

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

and liabilities such that banks maintain a stable funding profile in relation to their activities. At the end of 2024, this ratio stood at 126% for the Group and over 100% for all our main subsidiaries.
2.4.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.
Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on internal methodologies dependant on a number of factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Spanish sovereign debt. Our credit rating is in most cases above Spain's sovereign debt rating; however, if Spain’s rating is downgraded our credit rating would also likely be downgraded.
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
We have the following ratings by the major rating agencies as of the report dates indicated below:

Banco Santander, S.A.
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A (Senior A+)	F1 (Senior F1)	Feb 2025	Stable
Moody's	A2	P-1	Oct 2024	Positive
Standard & Poor's	A+	A-1	Sep 2024	Stable
DBRS	A (High)	R-1 (Middle)	Sep 2023	Stable

Santander UK, plc
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A+	F1	May 2024	Stable
Moody's	A1	P-1	Feb 2024	Stable
Standard & Poor's	A	A-1	Oct 2024	Stable

Banco Santander (Brasil)		(Foreign currency)
Rating agency	Long term	Short term	Last report update	Outlook
Moody's	Baa3	-	Oct 2024	Positive
Standard & Poor's	BB	B	Sep 2024	Stable
We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2024, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch, we would be required to post up to EUR 227 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to EUR 237 million in additional collateral. We estimate that as of 31 December 2024, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £2.4 billion (equivalent to EUR 2.9 billion) of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £0.7 billion (equivalent to EUR 0.8 billion) of cash and collateral under secured funding and derivatives contracts.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander's ratings is linked, to a large extent, to the impact of the general macroeconomic outlook (including as a result of the continuance or escalation of the wars in Ukraine and the Middle East) on our asset quality, profitability and capital. Failure to maintain favourable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.
2.5 Market risks
2.5.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market variables, which may materially and adversely affect us and our profitability.
Our financial results are constantly exposed to market risk. In 2022, 2023 and 2024, inflationary pressures, increases in the prices of energy, oil, gas and other commodities and the continuance or escalation of the wars in Ukraine and the Middle East caused and could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.
Economic activities exposed to market risk include (i) transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; (ii) the liquidity risk from our products and markets; and (iii) the balance sheet liquidity risk.
Interest rate risk arises from movements in interest rates that reduce the value of a financial instrument, a portfolio or the Group. It can affect loans, deposits, debt securities, most assets and liabilities held for trading, and derivatives.
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
A low interest rate environment, such as that experienced in the eurozone, in the UK and in the US from 2013 to 2022, could result in rates on many of our interest-bearing deposit products being priced at or near zero or negative, limiting our ability to further reduce rates and could negatively impact our margins and our results of operations.
Throughout 2022 and 2023, central banks, including the ECB, the Bank of England and the Federal Reserve, increased interest rates to contain inflation. During 2023 and 2024 inflation slowly converged towards central banks objectives allowing rate cuts during the second half of 2024.
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
Exchange rate risk is the possibility of loss because the currency of a long or open position will depreciate against the base currency. It can affect debt in subsidiaries whose local currency is not the euro, as well as loans denominated in a foreign currency.
Equity risk is the possibility of loss from open positions in securities if their market price or expected future dividends fall. It affects shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.).
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
Other market risks include inflation rate risk, credit spread risk, commodity price risk and volatility risk. See more information in note 54 c to 'our consolidated financial statements'.
Additionally, other more complex coverage market risks are considered, such as correlation risk, market liquidity risk, prepayment or cancellation risk and subscription risk. In addition, balance sheet liquidity risk (unlike market liquidity risk) is the possibility of loss caused by forced disposal of assets or cash flow imbalance if the bank meets its payment obligations late or at excessive cost. It can cause losses by forced asset sales or impacts on margins due to the mismatch between expected cash inflows and outflows.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
If any of these risks were to materialize, our net interest income or the market value of our assets and liabilities could suffer a material adverse impact.
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
At 31 December 2024, the notional value of the trading derivatives in our books amounted to EUR 9,978,141 million (with a market value of EUR 64,100 million of debit balance and EUR 57,753 million of credit balance).
At 31 December 2024, the nominal value of the hedging derivatives in our books within our financial risk management strategy and with the aim of reducing asymmetries in the accounting treatment of our operations amounted to EUR 511,727 million (with market value of EUR 5,672 million in assets and EUR 4,752 million in liabilities).
2.5.3 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.
In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the wars in Ukraine and the Middle East. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments, including as a result of more stringent climate change or reputational requirements. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.
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
We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect to goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. No impairment was recognized in 2022, while in 2023 and 2024 we recognized 20 million euros and 4 million euros, respectively. See note 17 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
At 31 December 2024, our provision for pensions and other obligations amounted to EUR 2,646 million. See more information in note 25.c) to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
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
We also have to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to us by our subsidiaries. In 2020, given the uncertainties about the economic impact of the covid-19 pandemic, the ECB, the Prudential Regulation Authority of the UK and the Federal Reserve of the US, imposed limitations on the distribution of dividends which were in force until the third quarter of 2021. Since then, supervisors assess the capital and dividend distribution plans for each entity as part of their regular supervisory process and may make individualized recommendations.
To the extent that these recommendations, or other similar measures that may be taken by supervisory authorities from other regions, are applied by some of our subsidiaries, it could have a material adverse effect on our business, financial condition and results of operations.
At 31 December 2024, dividend income for Banco Santander, S.A. represented 44% of its total income.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
We allocate management and planning resources to develop strategic plans, priorities, policies and targets, including for organic growth, and to identify potential acquisitions, divestitures and areas for restructuring our businesses. The execution of these initiatives is subject not only to external factors but also to our own decisions, including those that alter or redefine our business practices, operational frameworks, strategic objectives, corporate priorities, internal policies, and procedural guidelines.
We cannot provide assurance that we will, in all cases, be able to deliver our strategic plans, priorities, policies and targets. Furthermore, in order to grow and remain competitive, we will need to adapt to changes to meet the demands and expectations of regulators, our clients, shareholders and other stakeholders, including in relation to matters of public policy, regardless of whether there is a legal requirement to do so. We cannot guarantee that we will be able to implement changes to any of our strategic plans, priorities, policies and targets, in a timely and appropriate manner, or that we will be able to accurately predict trends, initiatives and business practices of financial institutions. It is also possible that regulators, our clients, shareholders and other stakeholders might not be satisfied or even disagree with our strategic plans, priorities, policies and targets, or the speed of their adoption, implementation, evolution and consequences.
From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurances that our expectations with regards to integration and synergies will materialize. In addition, any acquisition or venture could result in inconsistencies in standards, controls, procedures and policies. Moreover, the success of any acquisition or venture will, at least in part, be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.
The challenges that may arise from our decisions include:
•managing efficiently the operations and employees of expanding businesses;
•maintaining or growing our existing customer base;
•assessing the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;
•financing strategic investments or acquisitions;
•aligning our current information technology systems adequately with those of an enlarged group;
•applying our risk management policy effectively to an enlarged group;
•managing a growing number of entities without over-committing management or losing key personnel; and
•meeting the expectations of regulators and our clients, shareholders and other stakeholders.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Furthermore, there is no assurance that the changes to our operating model that became effective on 1 January 2024, which included the reorganization of our primary and secondary segments, will yield all of the expected benefits in the timeframes that we expect.
Any failure to manage growth effectively, an inability to successfully adapt to changing conditions or to execute successfully any of our strategic actions, or any changes in our business practices, operational framework, strategic objectives, corporate priorities, internal policies and procedural guidelines could have a material adverse effect on our operating results, financial condition and prospects.
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
Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed or if the data and inputs of the models were incorrect or insufficient. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, operating results, financial condition and prospects.
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
Our board of directors is responsible for the approval of the Group’s general policies and strategies, in particular for the corporate risk framework, and for defining the risk appetite. In addition to the executive committee, which maintains a special focus on risk, the board has a specific risk supervision, regulation and compliance committee. See more information in section 2.3 ‘Risk and Compliance governance’ in the 'Risk management and compliance' chapter and in section 4 'Board of directors' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
2.8 Model risk
2.8.1 We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.
We use models for admission (scoring and rating) and behavioural credit processes, for the definition of credit limits, for the calculation of capital, provisions, market and structural risk, operational, compliance and liquidity risk. A model is a

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Unprecedented movement in economic and market drivers related to external events such as the wars in Ukraine and the Middle East and the covid-19 pandemic, required monitoring and adjustment of financial models (including credit loss and provisions models, capital models, traded risk models and models used in the asset/liability management process) to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also resulted in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models was and may continue to be impacted by the consequences of external events. In addition, data obtained during these external events may not be representative and may distort the calibration of the models in the future, which could have a material adverse effect on us.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high-quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because the climate-related information is based on current expectations and future estimates about Santander's and third-parties' operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates and targets or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.
The exposures in the sectors potentially most affected by climate factors - in accordance with market consensus and the execution of the materiality analysis carried out by the Group - mainly correspond to corporate & investment banking portfolios. The management of these clients, in these sectors, includes, where appropriate and permissible, the consideration of climate aspects in their initial analysis, in the granting of credit, and in the preparation and review of their credit ratings. These ratings influence the parameters that are used to calculate their credit losses (typically via probability of default, PD). Accordingly, when climate factors are relevant, they have an impact, together with other elements of analysis, on the calculations of credit losses that support capital and provisions. We have recently participated in climate stress regulatory exercises according to which the current overall coverage of potential losses would be adequate in the time horizons of the maturities of our portfolios.
According to the materiality assessment that we carried out in September 2024, sectors with very high climate risk (oil and gas and mining and metals), mainly due to transition risk, accounted for 14% of the total corporate & investment banking credit portfolio. For these and other sectors we have alignment metrics and action plans. For more information about the materiality assessment, see section 2.3 'Embedding ESG in risk management' in the 'Sustainability statement' chapter in Part 1 of this annual report.
Initiatives and business practices of financial institutions with respect to climate matters and other matters of public policy, including environmental, social and governance (ESG) matters, have recently become the subject of significant scrutiny by regulatory agencies and government officials. Views on sustainability or ESG practices, particularly those related to climate issues, have become ideological issues and both opponents and proponents of various ESG-related matters have increasingly engaged in a range of activism to advocate their positions. In particular, there are a growing number of initiatives in certain jurisdictions aimed at discouraging or limiting the consideration of ESG factors by financial institutions that may conflict with certain regulatory requirements to which we are subject or the expectations of our clients, shareholders and other stakeholders. Such differing, sometimes conflicting, views and regulations on sustainability and ESG-related matters increase the risk that certain of our actions, or lack of action, on such matters will be perceived negatively. Additionally, the overall expectations of regulators and our clients, shareholders and other stakeholders in certain jurisdictions, particularly in Europe, with respect to certain of these issues may differ significantly from those in other jurisdictions, such as the United States.
Furthermore, our relationships or ability to transact with clients and customers, and with governmental or regulatory bodies in certain jurisdictions could be adversely affected if our decisions with respect to doing business with companies in certain sensitive industries are perceived to harm those companies, result in violations of law and breaches of fiduciary duty or to align with particular ideological, political or social views. We are also exposed to associated risks of non-compliance with

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

relevant legal requirements, including fines, penalties, litigation, regulatory sanctions, difficulties in obtaining governmental approvals, restrictions on our business activities or reputational damage, any of which could be material. Additionally, our participation in, or association with, certain groups or initiatives and our business practices or positions with respect to matters of public policy, including ESG matters, could be criticized by activists, governmental authorities and our clients, shareholders and other stakeholders.
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
3.1.3 Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and on our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services. Our failure to manage various risks we face as we develop new products and services could have a material adverse effect on us.
The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet their needs during their entire life cycle. However, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behaviour. If we cannot respond in a timely fashion to the changing needs of our customers, including as a result of ageing population, we may lose existing or potential customers, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.
We face the challenge of simplifying the range of our products and services and, at the same time, being able to satisfy the needs of our clients by offering new products and services. The development of these new products and services exposes us to new and potentially increasingly complex risks, such as the conduct risk in the relationship with customers, and development expenses. Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cyberattack, data breach, data loss or other security incident), dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behaviour, actual or alleged conduct in any number of activities, including lending practice, sales and marketing, corporate governance and corporate culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.
Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.
Additionally, we could suffer significant reputational harm that could affect our business, results of operations and prospects from any negative perceptions regarding topics related to environmental, social and corporate governance policies. There has been increased focus by customers, shareholders, investor advocacy groups, employees, regulators and other stakeholders on these topics, and our policies, practices and disclosures in these areas could come under scrutiny. Governments may implement new or additional regulations and standards or investors, customers and other stakeholders may impose new expectations or focus investments in ways that cause significant shifts in disclosure, consumption and behaviours that may have negative impacts on our reputation and business. If regulators or stakeholders consider our efforts to be ineffective, inadequate or unsatisfactory, whether real or perceived, it could harm our reputation, business and prospects and we could be subject to enforcement, other supervisory actions or other harm.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
3.3 Foreign private issuer and other risks
3.3.1 Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the US.
Issuers of securities in Spain are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the US. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS-IASB, which differs from US Generally Accepted Accounting Principles in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the US as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a US company and may be reported in a manner that you are not familiar with.
3.3.2 Investors may find it difficult to enforce civil liabilities against us or our directors and officers.
The majority of our directors and officers reside outside of the US. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside of the US. Although we have appointed an agent for service of process in any action against us in the US, none of our directors or officers has consented to service of process in the US or to the jurisdiction of any US court. As a result, it may be difficult for investors to effect service of process within the US on such persons.
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
3.3.3 As a holder of ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the US and certain other jurisdictions.
Our corporate affairs are governed by our Bylaws and by Spanish corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the US or in certain other jurisdictions outside Spain. Under Spanish corporate law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Spain.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2024			2023			2022
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions (A)	290,409	16,399	5.65%	310,887	16,467	5.30%	304,935	7,139	2.34%
Domestic	108,705	4,701	4.32%	117,332	4,694	4.00%	111,697	1,166	1.04%
International - Mature markets	114,350	5,700	4.98%	124,570	5,611	4.50%	139,105	1,971	1.42%
International - Developing markets	67,354	5,998	8.91%	68,985	6,162	8.93%	54,133	4,002	7.39%

Of which
Reverse repurchase agreements	65,939	5,644	8.56%	55,570	4,745	8.54%	39,572	1,862	4.71%
Domestic	32,739	1,901	5.81%	24,292	1,336	5.50%	19,072	146	0.77%
International - Mature markets	8,085	492	6.09%	4,845	278	5.74%	4,713	55	1.17%
International - Developing markets	25,115	3,251	12.94%	26,433	3,131	11.85%	15,787	1,661	10.52%

Loans and advances to customers	1,053,394	77,781	7.38%	1,036,547	70,619	6.81%	1,031,226	54,110	5.25%
Domestic	265,043	12,272	4.63%	265,322	10,581	3.99%	272,826	5,929	2.17%
International - Mature markets	562,488	33,884	6.02%	546,641	28,771	5.26%	552,674	19,821	3.59%
International - Developing markets	225,863	31,625	14.00%	224,584	31,267	13.92%	205,726	28,360	13.79%

Of which
Reverse repurchase agreements	61,793	5,922	9.58%	46,382	4,202	9.06%	43,505	1,183	2.72%
Domestic	12,410	468	3.77%	8,725	261	2.99%	9,509	42	0.44%
International - Mature markets	48,161	5,310	11.03%	36,546	3,809	10.42%	33,068	1,076	3.25%
International - Developing markets	1,222	144	11.78%	1,111	132	11.88%	928	65	7.00%

Debt securities	262,338	16,120	6.14%	224,304	14,501	6.46%	183,013	10,416	5.69%
Domestic	94,607	3,478	3.68%	71,507	2,503	3.50%	45,932	809	1.76%
International - Mature markets	64,140	2,174	3.39%	51,327	1,444	2.81%	43,877	803	1.83%
International - Developing markets	103,591	10,468	10.11%	101,470	10,554	10.40%	93,204	8,804	9.45%

Income from hedging operations		2,456			3,561			(236)
Domestic		152			(45)			16
International - Mature markets		2,001			2,955			480
International - Developing markets		303			651			(732)

Other interest		(21)			104			1
Domestic		(71)			(47)			(121)
International - Mature markets		42			63			40
International - Developing markets		8			88			82

Total Interest earning assets	1,606,141	112,735	7.02%	1,571,738	105,252	6.70%	1,519,174	71,430	4.70%
Domestic	468,355	20,532	4.38%	454,161	17,686	3.89%	430,455	7,799	1.81%
International - Mature markets	740,978	43,801	5.91%	722,538	38,844	5.38%	735,656	23,115	3.14%
International - Developing markets	396,808	48,402	12.20%	395,039	48,722	12.33%	353,063	40,516	11.48%
Other non-interest earning assets	197,131			201,365			201,099
Assets from discontinued operations	—			—			—
Total Average Assets	1,803,272	112,735		1,773,103	105,252		1,720,273	71,430
Note: As of 31 December 2024, 2023 and 2022, Total average assets attributed to international activities accounted for 70%, 69% and 70%, respectively, of the Group’s Total average assets. (International - Mature markets accounted for 45%, 44% and 46% and International - Developing markets accounted for 25%, 25% and 24%, respectively).

(A) As of 31 December 2022, interest includes income from liabilities reported in 'Deposits from central banks and credit institutions' related to funding from the ECB.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2024			2023			2022
LIABILITIES AND STOCKHOLDERS' EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)
Deposits from central banks and credit institutions (B)	152,706	9,383	6.14%	175,164	9,350	5.34%	214,879	3,636	1.69%
Domestic	60,256	2,960	4.91%	62,366	2,723	4.37%	92,373	560	0.61%
International - Mature markets	44,633	2,447	5.48%	63,456	2,989	4.71%	78,230	972	1.24%
International - Developing markets	47,817	3,976	8.32%	49,342	3,638	7.37%	44,276	2,104	4.75%

Of which
Repurchase agreements	63,601	4,570	7.19%	55,619	3,737	6.72%	34,298	1,349	3.93%
Domestic	37,663	1,973	5.24%	34,123	1,686	4.94%	17,321	186	1.07%
International - Mature markets	8,773	579	6.60%	6,542	388	5.93%	2,743	50	1.82%
International - Developing markets	17,165	2,018	11.76%	14,954	1,663	11.12%	14,234	1,113	7.82%

Customer deposits	1,041,242	36,465	3.50%	1,011,471	33,238	3.29%	963,359	16,994	1.76%
Domestic	321,519	4,944	1.54%	302,379	3,269	1.08%	286,233	698	0.24%
International - Mature markets	472,750	16,283	3.44%	468,602	12,386	2.64%	460,386	3,279	0.71%
International - Developing markets	246,973	15,238	6.17%	240,490	17,583	7.31%	216,740	13,017	6.01%

Of which
Repurchase agreements	85,665	8,240	9.62%	73,193	7,084	9.68%	57,646	3,199	5.55%
Domestic	14,124	586	4.15%	4,602	263	5.71%	2,327	24	1.03%
International - Mature markets	48,115	5,278	10.97%	46,992	4,125	8.78%	37,380	1,099	2.94%
International - Developing markets	23,426	2,376	10.14%	21,599	2,696	12.48%	17,939	2,076	11.57%

Marketable debt securities (A)	310,226	14,774	4.76%	288,345	12,751	4.42%	255,721	8,464	3.31%
Domestic	147,606	5,330	3.61%	134,045	4,184	3.12%	111,682	2,262	2.03%
International - Mature markets	117,291	5,323	4.54%	108,912	4,219	3.87%	107,374	2,262	2.11%
International - Developing markets	45,329	4,121	9.09%	45,388	4,348	9.58%	36,665	3,940	10.75%

Of which
Commercial paper	25,809	1,244	4.82%	29,195	1,329	4.55%	17,907	375	2.09%
Domestic	17,046	727	4.26%	21,509	888	4.13%	12,377	222	1.79%
International - Mature markets	7,143	339	4.75%	5,641	243	4.31%	4,280	60	1.40%
International - Developing markets	1,620	178	10.99%	2,045	198	9.68%	1,250	93	7.44%

Other interest-bearing liabilities (C)	22,887	677	2.96%	23,139	638	2.76%	23,861	216	0.91%
Domestic	17,151	490	2.86%	16,109	469	2.91%	16,616	93	0.56%
International - Mature markets	3,707	17	0.46%	4,830	1	0.02%	5,416	1	0.02%
International - Developing markets	2,029	170	8.38%	2,200	168	7.64%	1,829	122	6.67%

Expenses from hedging operations		2,986			4,436			2,055
Domestic		1,159			1,045			218
International - Mature markets		1,325			1,756			207
International - Developing markets		502			1,635			1,630

Other interest		1,782			1,578			1,446
Domestic		741			567			435
International - Mature markets		282			304			186
International - Developing markets		759			707			825

Total interest-bearing liabilities	1,527,061	66,067	4.33%	1,498,119	61,991	4.14%	1,457,820	32,811	2.25%
Domestic	546,532	15,624	2.86%	514,899	12,257	2.38%	506,904	4,266	0.84%

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2024			2023			2022
LIABILITIES AND STOCKHOLDERS' EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)
International - Mature markets	638,381	25,677	4.02%	645,800	21,655	3.35%	651,406	6,907	1.06%
International - Developing markets	342,148	24,766	7.24%	337,420	28,079	8.32%	299,510	21,638	7.22%

Other non-interest bearing liabilities	171,069			173,299			163,832
Non-Controlling interest	8,398			8,650			8,635
Stockholders' Equity	96,744			93,035			89,986
Liabilities from discontinued operations	—			—			—
Total average liabilities and Stockholders' Equity	1,803,272	66,067		1,773,103	61,991		1,720,273	32,811
Note: As of 31 December 2024, 2023 and 2022, Total average liabilities attributed to international activities accounted for 64%, 65% and 65%, respectively, of the Group’s Total average liabilities. (International - Mature markets accounted for 40%, 41% and 43% and International - Developing markets accounted for 24%, 24% and 22%, respectively).
(A)Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under 'Other non-interest bearing liabilities'.
(B)As of 31 December 2022, interest includes expenses from assets reported in 'Cash and deposits on demand and loans and advances to central banks and credit institutions' related to liquidity placed in the ECB.
(C) Includes 'Liabilities under insurance or reinsurance contracts', reflecting the retrospective application of the new accounting standard IFRS 17 from 1 January 2023, which meant the reclassification of a portfolio of products for approximately EUR 16 billion registered as of 31 December 2022 in 'Customer deposits' to 'Liabilities under insurance or reinsurance contracts' (see note 1.d to our consolidated financial statements in Part 1 of this annual report). The 2022 average balance information has been updated for comparative purposes but not the Interest information, following the approach adopted by the Group in the financial statements.

Changes in Interest Income / (Charges)-Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income attributable to changes in average volume and changes in average rate for 2024 compared to 2023 and 2023 compared to 2022. We have calculated volume variances based on changes in average balances and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities, as applicable. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates'.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2024 / 2023
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(EUR million)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	(985)	917	(68)
Domestic	(358)	365	7
International - Mature markets	(482)	571	89
International - Developing markets	(145)	(19)	(164)

Of which
Reverse repurchase agreements	522	377	899
Domestic	487	78	565
International - Mature markets	196	18	214
International - Developing markets	(161)	281	120

Loans and advances to customers	1,022	6,140	7,162
Domestic	(11)	1,702	1,691
International - Mature markets	854	4,259	5,113
International - Developing markets	179	179	358

Of which
Reverse repurchase agreements	1,411	309	1,720
Domestic	128	79	207
International - Mature markets	1,270	231	1,501
International - Developing markets	13	(1)	12

Debt securities	1,463	156	1,619
Domestic	844	131	975
International - Mature markets	401	329	730
International - Developing markets	218	(304)	(86)

Income from hedging operations	(1,105)	—	(1,105)
Domestic	197	—	197
International - Mature markets	(954)	—	(954)
International - Developing markets	(348)	—	(348)

Other interest	(125)	—	(125)
Domestic	(24)	—	(24)
International - Mature markets	(21)	—	(21)
International - Developing markets	(80)	—	(80)

Total Interest earning assets	270	7,213	7,483

	Year ended 31 December,
	2024 / 2023
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(EUR million)
Domestic	648	2,198	2,846
International - Mature markets	(202)	5,159	4,957
International - Developing markets	(176)	(144)	(320)

	Year ended 31 December,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(EUR million)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	1,064	8,264	9,328
Domestic	62	3,466	3,528
International - Mature markets	(226)	3,866	3,640
International - Developing markets	1,228	932	2,160

Of which
Reverse repurchase agreements	1,291	1,592	2,883
Domestic	50	1,140	1,190
International - Mature markets	2	221	223
International - Developing markets	1,239	231	1,470

Loans and advances to customers	2,237	14,272	16,509
Domestic	(167)	4,819	4,652
International - Mature markets	(219)	9,169	8,950
International - Developing markets	2,623	284	2,907

Of which
Reverse repurchase agreements	136	2,883	3,019
Domestic	(4)	223	219
International - Mature markets	125	2,608	2,733
International - Developing markets	15	52	67

Debt securities	1,583	2,502	4,085
Domestic	611	1,083	1,694
International - Mature markets	154	487	641
International - Developing markets	818	932	1,750

Income from hedging operations	3,797	—	3,797
Domestic	(61)	—	(61)

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
International - Mature markets	2,475	—	2,475
International - Developing markets	1,383	—	1,383

Other interest	103	—	103
Domestic	74	—	74
International - Mature markets	23	—	23
International - Developing markets	6	—	6

Total Interest earning assets	8,784	25,038	33,822
Domestic	519	9,368	9,887
International - Mature markets	2,207	13,522	15,729
International - Developing markets	6,058	2,148	8,206

	Year ended 31 December,
	2024 / 2023
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
Deposits from central banks and credit institutions	(1,190)	1,223	33
Domestic	(95)	332	237
International - Mature markets	(980)	438	(542)
International - Developing markets	(115)	453	338

Of which
Repurchase agreements	582	251	833
Domestic	182	105	287
International - Mature markets	144	47	191
International - Developing markets	256	99	355

Customer Deposits	792	2,435	3,227
Domestic	218	1,457	1,675
International - Mature markets	111	3,786	3,897
International - Developing markets	463	(2,808)	(2,345)

Of which
Repurchase agreements	729	427	1,156
Domestic	413	(90)	323
International - Mature markets	101	1,052	1,153
International - Developing markets	215	(535)	(320)

Marketable debt securities	785	1,238	2,023
Domestic	449	697	1,146

	Year ended 31 December,
	2024 / 2023
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
International - Mature markets	342	762	1,104
International - Developing markets	(6)	(221)	(227)

Of which
Commercial paper	(166)	81	(85)
Domestic	(190)	29	(161)
International - Mature markets	69	27	96
International - Developing markets	(45)	25	(20)

Other interest-bearing liabilities	16	23	39
Domestic	30	(9)	21
International - Mature markets	0	16	16
International - Developing markets	(14)	16	2

Expenses from hedging operations	(1,450)	—	(1,450)
Domestic	114	—	114
International - Mature markets	(431)	—	(431)
International - Developing markets	(1,133)	—	(1,133)

Other interest	204	—	204
Domestic	174	—	174
International - Mature markets	(22)	—	(22)
International - Developing markets	52	—	52

Total interest-bearing liabilities	(843)	4,919	4,076
Domestic	890	2,477	3,367
International - Mature markets	(980)	5,002	4,022
International - Developing markets	(753)	(2,560)	(3,313)

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
Deposits from central banks and credit institutions	(190)	5,904	5,714
Domestic	(238)	2,401	2,163
International - Mature markets	(216)	2,233	2,017
International - Developing markets	264	1,270	1,534

Of which
Repurchase agreements	506	1,882	2,388
Domestic	318	1,182	1,500
International - Mature markets	129	209	338
International - Developing markets	59	491	550

Customer Deposits	1,632	14,612	16,244
Domestic	42	2,529	2,571
International - Mature markets	60	9,047	9,107
International - Developing markets	1,530	3,036	4,566

Of which
Repurchase agreements	837	3,048	3,885
Domestic	42	197	239
International - Mature markets	347	2,679	3,026
International - Developing markets	448	172	620

Marketable debt securities	1,420	2,867	4,287
Domestic	519	1,403	1,922
International - Mature markets	33	1,924	1,957
International - Developing markets	868	(460)	408

Of which
Commercial paper	336	618	954
Domestic	241	425	666
International - Mature markets	24	159	183
International - Developing markets	71	34	105

Other interest-bearing liabilities (3)	24	398	422
Domestic	(3)	379	376
International - Mature markets	0	0	0
International - Developing markets	27	19	46

Expenses from hedging operations	2,381	—	2,381
Domestic	827	—	827

	Year ended 31 December,
	2023 / 2022
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
International - Mature markets	1,549	—	1,549
International - Developing markets	5	—	5

Other interest	132	—	132
Domestic	132	—	132
International - Mature markets	118	—	118
International - Developing markets	(118)	—	(118)

Total interest-bearing liabilities	5,399	23,781	29,180
Domestic	1,279	6,712	7,991
International - Mature markets	1,544	13,204	14,748
International - Developing markets	2,576	3,865	6,441
(1)We calculate the volume variance as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)We calculate the rate variance as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3) The volume and rate analysis is affected by the retrospective application of the new accounting standard IFRS 17 from 1 January 2023, which meant the reclassification of a portfolio of products for approximately EUR 16 billion as of 31 December 2022 registered at that date in 'Customer deposits' to 'Liabilities under insurance or reinsurance contracts' (see note 1.d to our consolidated financial statements in Part 1 of this annual report). The 2022 average balance information has been updated for comparative purposes but not the Interest information, following the approach adopted by the Group in the financial statements.

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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2024	2023	2022
	(EUR million, except percentages)
Average interest earning assets	1,606,141	1,571,738	1,519,174
Domestic	468,355	454,161	430,455
International - Mature markets	740,978	722,538	735,656
International - Developing markets	396,808	395,039	353,063

Interest and similar income	112,735	105,252	71,430
Domestic	20,532	17,686	7,799
International - Mature markets	43,801	38,844	23,115
International - Developing markets	48,402	48,722	40,516

Interest income / (charges) (A)	46,668	43,261	38,619
Domestic	4,908	5,429	3,533
International - Mature markets	18,124	17,189	16,208
International - Developing markets	23,636	20,643	18,878

Gross yield (B)	7.02%	6.70%	4.70%
Domestic	4.38%	3.89%	1.81%
International - Mature markets	5.91%	5.38%	3.14%
International - Developing markets	12.20%	12.33%	11.48%

Net yield (C)	2.91%	2.75%	2.54%
Domestic	1.05%	1.20%	0.82%
International - Mature markets	2.45%	2.38%	2.20%
International - Developing markets	5.96%	5.23%	5.35%

Yield spread (D)	2.69%	2.56%	2.45%
Domestic	1.52%	1.51%	0.97%
International - Mature markets	1.89%	2.03%	2.08%
International - Developing markets	4.96%	4.01%	4.26%

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
(D)Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread for 2024 and 2023, see section 3.2 'Results' in the 'Economic and financial review' chapter in Part 1 of this annual report on Form 20-F. For a discussion of the changes in yield spread for 2023 and 2022, see section 3.2 'Results' in the 'Economic and financial review' chapter in Part 1 of our annual report for the year ended 2023 on Form 20-F.

Interest-earning assets-composition
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2024	2023	2022

Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	18.08%	19.78%	20.07%
Domestic	6.77%	7.47%	7.35%
International - Mature markets	7.12%	7.93%	9.16%
International - Developing markets	4.19%	4.38%	3.56%

Loans and advances to customers	65.59%	65.95%	67.88%
Domestic	16.50%	16.88%	17.96%
International - Mature markets	35.03%	34.78%	36.38%
International - Developing markets	14.06%	14.29%	13.54%

Debt securities	16.33%	14.27%	12.05%
Domestic	5.89%	4.55%	3.02%
International - Mature markets	3.99%	3.27%	2.89%
International - Developing markets	6.45%	6.45%	6.14%

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

5.2. Other statistical disclosure requirements
5.2.1. Assets
The following table shows as of 31 December 2024, the balances and weighted-average yields* for our debt securities not held at fair value through earnings, for each range of maturities:

	Year ended 31 December 2024
	Maturing Within 1 Year	Yield Within 1 Year	Maturing Between 1 and 5 Years	Yield 1 and 5 Years	Maturing Between 5 and 10 Years	Yield 5 and 10 Years	Maturing After 10 Years	Yield After 10 Years	Total
Debt securities	(EUR million, except percentages)
Domestic:
Spanish Government	2,159	2.29%	10,720	2.02%	25,186	2.67%	5,105	3.24%	43,170
Issued by financial institutions	894	5.65% **	56	0.72%	16	3.07%	—	—%	966
Other fixed-income securities	145	3.03%	118	2.20%	163	3.71%	83	3.86%	509
Total Domestic	3,198		10,894		25,365		5,188		44,645

International:
Mature
Foreign government	19,388	1.56%	12,630	2.78%	8,356	2.70%	14,358	2.41%	54,732
Issued by financial institutions	1,866	3.12%	4,847	3.55%	1,683	3.41%	16	1.90%	8,412
Other fixed-income securities	3,605	2.43%	2,671	2.48%	5,557	3.15%	10,126	4.34%	21,959
Total Mature	24,859		20,148		15,596		24,500		85,103
Developing
Foreign government	10,812	4.66%	34,182	6.88%	8,325	6.57%	1,934	6.22%	55,253
Issued by financial institutions	506	1.43%	684	2.76%	514	2.35%	1	4.19%	1,705
Other fixed-income securities	3,508	8.41%	5,156	10.55%	1,773	9.64%	364	9.42%	10,801
Total Developing	14,826		40,022		10,612		2,299		67,759
Total international	39,685		60,170		26,208		26,799		152,862
Total debt securities	42,883		71,064		51,573		31,987		197,507
(*) For each range of maturities, the weighted-average yield is calculated as the sum of the product of the balances of the debt securities maturing in that period multiplied by their respective interest rates, divided by the total balance of the debt securities maturing in that period..
(**) Includes 2 medium-term notes in BRL issued by the Instituto de Crédito Oficial (Spain).

Loan portfolio
At 31 December 2024, our total loans and advances to customers equalled EUR 1,076.2 billion (59% of our total assets). Net of allowances for credit losses, loans and advances to customers equalled EUR 1,054.1 billion at 31 December 2024 (57% of our total assets). In addition to loans, we had outstanding as of 31 December 2024, 2023 and 2022, EUR
302.9 billion, EUR 279.6 billion and EUR 274.1 billion, respectively, of undrawn balances available to third parties.
At 31 December 2024, our loans and advances to associated companies and jointly controlled entities amounted to EUR 9,750 million (see notes 5.f and 53 to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F).
Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at 31 December 2024 was EUR 1.7 billion (0.15% of total loans and advances, including government-related loans), and the five next largest exposures totalled EUR 5.8 billion (0.5% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans, by type and status, as of 31 December 2024:

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Maturity
	Less than one year		One to five years		Five to fifteen years		Over fifteen years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(EUR million, except percentages)
Loans and advances to customers in Spain: (A)
Commercial credit	12,485	3%	40	—%	—	—%	—	—%	12,525	1%
Secured loans	7,633	2%	23,848	7%	23,304	12%	37,669	29%	92,454	9%
Reverse repurchase agreements	79	—%	—	—%	—	—%	—	—%	79	—%
Other term loans	33,426	8%	34,607	10%	9,900	5%	905	1%	78,838	7%
Finance leases	1,731	—%	2,200	1%	529	—%	1	—%	4,461	—%
Receivable on demand	180	—%	9	—%	1	—%	—	—%	190	—%
Credit cards receivables	2,622	1%	32	—%	—	—%	—	—%	2,654	—%
Impaired assets	2,381	1%	2,171	1%	1,174	1%	1,237	1%	6,963	1%
Total loans and advances to customers in Spain	60,537	15%	62,907	18%	34,908	18%	39,812	31%	198,164	18%

Loans and advances to customers outside Spain: (A)
Commercial credit	40,181	10%	477	—%	26	—%	—	—%	40,684	4%
Secured loans	84,677	21%	162,282	46%	133,242	68%	84,808	65%	465,009	43%
Reverse repurchase agreements	57,486	15%	934	—%	180	—%	969	1%	59,569	6%
Other term loans	94,192	24%	95,660	27%	24,157	12%	3,492	3%	217,501	20%
Finance leases	12,850	3%	22,306	6%	500	—%	3	—%	35,659	3%
Receivable on demand	9,725	2%	736	—%	104	—%	1	—%	10,566	1%
Credit cards receivables	20,445	5%	1,730	—%	99	—%	—	—%	22,274	2%
Impaired assets	15,081	4%	7,512	2%	3,242	2%	933	1%	26,768	2%
Total loans and advances to customers outside Spain	334,637	85%	291,637	82%	161,550	82%	90,206	69%	878,030	82%

Total loans and advances to customers, gross	395,174	100%	354,544	100%	196,458	100%	130,018	100%	1,076,194	100%

(A) Credit of any nature granted to credit institutions is included in the 'Loans and advances to credit institutions' caption of our balance sheet.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans, by type and status, having a maturity of more than one year at 31 December 2024:

	Fixed and variable rate loans having a maturity of more than one year
	Domestic	International	Total
	(EUR million)

Fixed rate
Commercial credit	31	97	128
Secured loans	32,632	274,629	307,261
Reverse repurchase agreements	—	2,083	2,083
Other term loans	34,246	65,371	99,617
Finance leases	1,544	18,709	20,253
Receivable on demand	3	559	562
Credit cards receivables	32	1,740	1,772
Impaired assets	1,678	7,892	9,570
Total Fixed rate	70,166	371,080	441,246
Variable rate
Commercial credit	9	406	415
Secured loans	52,189	105,703	157,892
Reverse repurchase agreements	—	—	—
Other term loans	11,166	57,938	69,104
Finance leases	1,186	4,100	5,286
Receivable on demand	7	282	289
Credit cards receivables	—	89	89
Impaired assets	2,904	3,795	6,699
Total Variable rate	67,461	172,313	239,774
Total	137,627	543,393	681,020

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Credit Ratios
The following table sets out the impairment losses to total loans outstanding ratio and the net charge-offs to average loans outstanding ratios for the periods ended 31 December 2024, 2023 and 2022 (see note 10 to our 'Consolidated financial statements'):

	31 December
	2024	2023	2022
	(EUR million, except percentages)
Impairment losses to total loans outstanding	2.06%	2.15%	2.14%

Allowances for credit losses	22,125	22,788	22,684
Total loans outstanding	1,076,194	1,059,137	1,058,688

Net Charge-offs during the period to average loans outstanding:
Commercial credit	0.31%	0.28%	0.38%
Net Charge-off during the period	153	141	197
Average loans outstanding	48,996	49,673	51,535

Secured loans	0.60%	0.63%	0.85%
Net Charge-off during the period	3,446	3,652	4,990
Average loans outstanding	576,086	582,007	583,899

Reverse repurchase agreements	n/a	n/a	n/a
Net Charge-off during the period	n/a	n/a	n/a
Average loans outstanding	61,793	46,382	43,505

Other term loans	2.04%	2.21%	1.43%
Net Charge-off during the period	6,347	6,730	4,308
Average loans outstanding	311,238	304,776	301,252

Finance leases	0.28%	0.11%	0.31%
Net Charge-off during the period	111	44	125
Average loans outstanding	40,224	38,764	39,829

Receivable on demand	0.75%	1.49%	1.73%
Net Charge-off during the period	93	196	207
Average loans outstanding	12,394	13,132	11,964

Credit cards receivables	5.81%	6.01%	4.12%
Net Charge-off during the period	1,457	1,492	949
Average loans outstanding	25,090	24,832	23,039

Total Loans	1.08%	1.16%	1.02%
Net Charge-off during the period	11,607	12,255	10,776
Average loans outstanding	1,075,821	1,059,566	1,055,023
For the purpose of calculating the net charge-offs during the period to average loans outstanding ratio, net charge-offs consist of charge-offs against credit loss allowance less recoveries of loans previously charged-off and loans outstanding refer to gross loans and advances to customers. Reverse repurchase agreements are collateralized and therefore cannot be charged-off.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Credit impaired balances ratios
The following table shows the total amount of our computable credit risk, our credit impaired loans and contingent liabilities, our allowances for credit impaired balances, our net loans and contingent liabilities charged-off, the NPL ratio, the coverage ratio and the net charge-offs to computable credit risk ratio at the dates indicated:

	At 31 December,
	2024	2023	2022
	(EUR million, except percentages)
Computable credit risk (A)	1,157,274	1,133,898	1,124,121

Credit impaired balances	35,265	35,620	34,673

Allowances for credit impaired balances	22,835	23,490	23,418

Net loans and contingent liabilities charged-off	11,607	12,255	10,776

Ratios:
NPL ratio (B)	3.05%	3.14%	3.08%
Coverage ratio (C)	65%	66%	68%
Net loan and contingent liabilities charged-off to computable credit risk	1.00%	1.08%	0.96%

(A)Computable credit risk is the sum of the face amounts of impaired and non-impaired loans and advances to customers and customer guarantees and impaired customer commitments granted.
(B)Credit impaired balances (credit impaired loans and advances to customers, customer guarantees and customer commitments granted) to computable credit risk.
(C)Allowances for credit impaired balances as a percentage of credit impaired balances.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

5.2.2. Liabilities

Deposits
The primary components of our customer deposits and our deposits from central banks and credit institutions are demand, time and notice deposits. Our retail customers are the primary source of our demand, time and notice deposits. For an analysis of average domestic and international deposits for 2024, 2023 and 2022, see section 5.1 'Average Balance Sheets and Interest Rates’.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system was 26% at 30 September 2024 (most recent available data), according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (CECA). See section 9. 'Competition'.
The following table shows the amounts of insured and uninsured total customer deposits excluding repurchase agreements.

	31 December 2024	31 December 2023	31 December 2022
	(EUR million)

Insured deposits	512,319	502,461	485,288
Uninsured deposits	465,300	465,886	461,043
Total deposits	977,619	968,347	946,331
Note: From 1 January 2023, we apply retrospectively IFRS 17 'Insurance Contracts and amendments to IFRS 17' which meant a reclassification for an amount of approximately EUR 16 billion as of 31 December 2022 from a portfolio of products registered in 'Customer deposits' to 'Liabilities covered by insurance or reinsurance contracts'. See note 1.d to our consolidated financial statements included in Part 1 of this annual report.

The table below shows, as of 31 December 2024, the amounts of insured and uninsured customer time deposits. In addition, the table shows the amounts of uninsured time deposits either because they exceed the deposit insurance regimes or other reasons.

31 December 2024
Time deposits	(EUR million)
Insured time deposits	101,758
Uninsured time deposits	196,518
Excess over guaranteed limit	117,136
Otherwise uninsured	79,382
Total time deposits	298,276

The following table shows the maturity of uninsured customer time deposits for the year ended 31 December 2024.

	31 December 2024
	Domestic	International	Total
	(EUR million)

Under 3 months	31,090	77,952	109,042
3 to 6 months	8,912	21,317	30,229
6 to 12 months	5,479	18,572	24,051
Over 12 months	12,575	20,621	33,196
Total	58,056	138,462	196,518

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

The following table contains information of the deposit insurance regimes in the main countries where we are present:

Country	Guarantee fund	Definition
Spain	Fondo de Garantía de Depósitos (FGD)	The FGD guarantees deposits in cash and securities or other financial instruments held by credit institutions, up to the limit of EUR 100,000 for cash deposits or, in the case of deposits in other currencies, the equivalent sum at the applicable exchange rates. The FGD also guarantees the following deposits, irrespective of their amount, for three months from the moment the funds have been credited or these deposits have become legally transferable: (1) deposits from real estate transactions involving private residential properties; (2) deposits deriving from payments received by the depositor on a one-off basis in connection with marriage, divorce, retirement, dismissal, disability or death; and (3) deposits concerning insurance payments or indemnity payments for damages as a result of a criminal act or judicial error.
UK	The Financial Services Compensation Scheme (FSCS)	The Financial Services Compensation Scheme (FSCS) protects UK authorised banks, building societies and credit unions up to £85,000 per depositor in the event of their insolvency. If deposits or savings are in a joint account the total of FSCS protection doubles to £170,000. The FSCS is fully funded by the financial services industry. Firms authorized by the FCA and the PRA pay an annual levy which is calculated based on the size of the firm.
Portugal	Fundo de Garantia de Depósitos
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

Brazil	Fundo Garantidor de Créditos (FGC)	The FGC protects depositors and investors within the scope of the National Financial System, up to the limits established by the regulations. The maximum amount of guarantee per person against the same member institution, or against all member institutions of the same financial corporation, will be of R$ 250,000.00. The following credits are duly covered by the ordinary guarantee granted by the FGC: (1) demand deposits or deposits drawable upon prior notice; (2) savings deposits; (3) time deposits with or without the issuance of certificate; (4) deposits kept in accounts other than checking accounts used for registration and control of the flow of funds relative to the payment of salaries, compensation, retirement benefits, pension and the like; (5) bills of exchange; (6) real estate notes; (7) mortgage notes; (8) real estate credit notes; (9) agribusiness credit notes; and (10) repurchase agreements that have as object securities issued by an affiliated company after 8 March 2012.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Chile	Comisión para el Mercado Financiero (CMF)- Ley General de Bancos
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
The Deposit Insurance System guarantees up to AR$ 25,000,000 per person, account and deposit. In the accounts in name of two or more persons, the guarantee shall not exceed the limit of AR$ 25,000,000, regardless the number of depositors; this amount will be proportionally distributed among the depositors. The following deposits, in AR$ and foreign currency, are covered by the system: check accounts, current accounts opened in cooperative credit institutions, savings accounts, fixed term deposits, payroll/social security and special accounts and term investments.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

6. Supplement to the operating and financial review disclosure in the directors’ report
This section supplements the 'Consolidated directors’ report -Economic and financial review' in Part 1 of this annual report on Form 20-F in order to give information on the variations of the results and financial condition for 2023 as compared to 2022. You should read this information in connection with, and it is qualified in its entirety by reference to, our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
Consolidated income statement. Variations 2023 compared to 2022 for the Group and by primary and secondary segments.
See Group variations in 'Part 1. Consolidated directors´ report-Economic and financial review. Section 3.2. Results' in our annual report on Form 20-F for the year ended 31 December 2023 filed with the Securities and Exchange Commission on 21 February 2024.
See primary and secondary segments variations in 'Part 1. Consolidated directors´ report-Economic and financial review. Section 4. Financial information by segments' in our annual report on Form 20-F for the year ended 31 December 2023 filed with the Securities and Exchange Commission on 21 February 2024.
Such sections are incorporated herein by reference.
Financial condition. Variations 2023 compared to 2022
See 'Part 1. Consolidated directors´ report-Economic and financial review. Section 3. Group financial performance' in our annual report on Form 20-F for the year ended 31 December 2023 filed with the Securities and Exchange Commission on 21 February 2024. Such section is incorporated herein by reference.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

7. Tabular disclosure of contractual obligations
The following table summarises our contractual obligations by remaining maturity at 31 December 2024:

EUR million
Contractual obligations	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total

Deposits from central banks and credit institutions (A)	80,499	20,427	6,477	7,491	114,894
Customer deposits (A)	962,053	26,004	15,033	8,455	1,011,545
Marketable debt securities (A)	83,547	100,451	60,128	73,841	317,967
Liabilities under insurance contracts (B)	3,136	4,227	2,545	7,922	17,830
Lease obligations	526	867	405	403	2,201
Other long-term liabilities (C)	1,637	2,923	2,808	6,732	14,100
Contractual interest payment (D)	21,308	13,899	15,152	42,729	93,088
Total	1,152,706	168,798	102,548	147,573	1,571,625

(A)Financial liabilities at amortized cost.
(B)Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(C)Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(D)Calculated for the amortized cost portfolios of Deposits from credit institutions, Customer deposits and Marketable debt securities based on average interest rates at 31 December 2024, for all maturities, and assuming that obligations with maturities of more than five years have an average life of ten years.

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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

8. Employees
As of 31 December 2024, we had 206,753 employees (as compared to 212,764 in 2023 and 206,462 in 2022) of which 34,940 were employed in Spain (as compared to 35,266 in 2023 and 34,153 in 2022) and 171,813 were employed outside Spain (as compared to 177,498 in 2023 and 172,309 in 2022). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2024-2026 agreement was signed on 12 November 2024. Although the agreement's original expiration date will be 31 December 2026, it will be automatically extended until the relevant parties enter a new agreement replacing and superseding the terms of the current agreement. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.
The table below shows our employees by geographic area:

	Number of employees
	31 December 2024	31 December 2023	31 December 2022
Spain	34,940	35,266	34,153
United Kingdom	22,542	24,221	22,905
Poland	13,846	13,361	13,053
Portugal	5,316	5,303	5,251
Brazil	57,133	57,868	55,632
Chile	9,240	9,576	9,544
Argentina	8,100	8,365	8,228
US	11,341	12,579	13,971
Mexico	29,768	31,239	29,389
Other	14,527	14,986	14,336
TOTAL	206,753	212,764	206,462
The employee data presented in the table above is prepared according to the criteria of the legal entity where the employee works for. Such criteria is not comparable to that of the employee data included in 'Consolidated directors’ report - Economic and financial review- Section 4' in Part 1 of this annual report on Form 20-F which are prepared according to the Group’s management’s criteria.
The table below shows our employees by type of business according to our primary reporting segments aligned with our new reporting structure from the first quarter 2024:

Number of employees
31 December 2024
Retail & Commercial Banking	131,628
Digital Consumer Bank	30,121
Corporate & Investment Banking	13,347
Wealth Management & Insurance	7,245
Payments	22,614
Corporate Centre	1,798
Total	206,753

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

9. Competition
Competition in Spain
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.
Banks
At the end of September 2024 (most recent available information), Banco Bilbao Vizcaya Argentaria, Caixabank and Santander accounted for approximately 68.4% of loans and 67.6% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At 31 December 2024, there were 77 foreign banks (of which 73 were from European Union countries) with branches in Spain. In addition, there were 14 Spanish subsidiary banks of foreign banks (of which 4 were from European Union countries).
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
In several of these markets there are barriers to entry or expansion, including regulatory barriers and the state ownership of banks. Competition is generally intensifying as more players enter markets that are perceived to be de-regulating and offer significant growth potential.
Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions that are also active and offer combined investment and

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
10. Supervision and regulation
Single Supervisory Mechanism and Single Resolution Mechanism
The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the eurozone. The banking union is expected to be achieved through new harmonised banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the Single Supervisory Mechanism (the SSM) and the Single Resolution Mechanism (the SRM). As a further step to a fully-fledged banking union, in November 2015, the European Commission put forward a proposal for a European Deposit Insurance Scheme (EDIS), which intends to provide a stronger and more uniform degree of insurance cover for all retail depositors in the banking union.
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
In the case of less-significant institutions, the NCAs supervise them directly, while the ECB supervises them indirectly. In these

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
•Economic importance: it is considered by its NCA an institution of significance with regard to the domestic economy. In any case, it will include the three most significant credit institutions in each member state (unless justified by particular circumstances).
Additionally, entities for which public financial assistance has been requested or received from the European Stability Mechanism or the European Financial Stability Facility shall not be considered 'less significant'.
Based on these criteria, as of 1 November 2024 the ECB directly supervised 114 'significant banks' in the euro area. In the case of Spain, as of the date of this annual report, 10 significant credit institutions and financial holding groups are directly supervised by the ECB. We have been categorized as a significant institution.
To directly supervise the significant banks, the ECB has created two directorate generals, DG Microprudential Supervision I and DG Microprudential II, which perform the continuous day-to-day monitoring of the 114 groups. The supervision of specific aspects or matters, what is known as on-site inspection, is carried out by different teams. The ECB has thus adopted a different model to that place at the Bank of Spain to date: functionally separating the continuous monitoring of banks and inspection visits.
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
•promoting the sound working of payment systems in the eurozone; and
•issuing legal tender bank notes.
Notwithstanding the European Monetary Union, the Bank of Spain, as the Spanish national central bank, continues to be responsible for:

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (SRF). The SRF became effective on 1 January 2016, and will be financed by bank contributions raised at national and at banking union level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualization of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the Spanish Law 11/2015 of June 2018, on recovery and resolution of credit entities and investment firms, transposes the SRF regulation from Directive 2014/59/EU which sets the rules at European level, also creating National Resolution Funds to be financed by credit institutions and investment firms, and whose financial resources are intended to reach by 2024 a total amount of 1% of the covered deposits of all banks in participating Member States (i.e., around EUR 55 billion) and to be used as a separate backstop only after an 8% bail-in of a bank's liabilities has been applied to cover capital shortfalls (in line with BRRD). No contributions were required from Santander to the Single Resolution Fund in 2024.
Deposit Guarantee Fund scheme
The Deposit Guarantee Scheme (Fondo de Garantía de Depósitos, or the FGD) operates under the rules of the European Union and the guidance of Bank of Spain, guarantees in the case of Santander and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. Taking into account the principle of minimal capital impact, the FGD may participate in resolution proceedings by granting financial support in exceptional cases.
The FGD is funded by annual contributions from banks. The target level of Member States FGD contributions is to collect 0.8 per cent of the total amount of covered deposits by 3 July 2024.
As of 31 December 2024, the Bank and its domestic bank subsidiaries were members of the FGD. The contributions made by the Bank to the FGD amounted to EUR 16 million in 2024. Contributions made by the Group to the different local deposit guarantee funds amounted to EUR 536 million in 2024.
On 16 April 2014, the recast Deposit Guarantee Schemes Directive was published (Directive 2014/49/EU of the European Parliament and of the Council of 16 April 2014, on deposit guarantee schemes (recast)), which is aimed at eliminating certain differences between the laws of the European Union Member States as regards the rules on deposit guarantee schemes to which those credit institutions are subject. Law 11/2015, of 18 June, for the recovery and resolution of credit institutions and investment firms, Royal Decree 1012/2015, Circular 8/2015 and Circular 5/2016 transpose the Deposit Guarantee Schemes Directive to the Spanish legislation.
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
Liquidity requirements - Reserve ratio, liquidity coverage ratio and net stable funding ratio
Regulation (EU) 2021/378 of the ECB of 22 January 2021, on the application of minimum reserve requirements (recast), requires credit institutions in each Member State that participates in the European Monetary Union, including us, to place a specific percentage of their 'Reserve Base' liabilities with their respective National Central Banks (NCBs) in the form of interest bearing deposits as specified below (the 'Reserve Ratio').
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

(a) 0% shall apply to (i) deposits with agreed maturity over two years; (ii) deposits redeemable at notice over two years; (iii) repos and (iv) debt securities issued with an agreed maturity over two years; and (b) 1.0 % shall apply to all other liabilities included in the reserve base.
Additionally, according to article 460.2 of CRR, a liquidity coverage ratio (LCR) has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2024, our LCR was 153%, comfortably exceeding the regulatory requirement. Additionally, further to the package of reforms published on June 2019, which amended CRR, among others, with respect to liquidity requirements, whereby institutions shall maintain a net stable funding ratio (NSFR) of at least 100% from June 2021. The NSFR aims to ensure that institutions' long term assets and off-balance-sheet items are adequately met with a diverse set of funding instruments that are stable both under normal and stressed conditions. As of 31 December 2024, the Group's NSFR was 126% above the 100% minimum requirement.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

After the restrictions imposed in response to the effects of the covid-19 pandemic, the ECB on 23 July 2021, decided in Recommendation 2021/31 not to extend the restrictions beyond 30 September 2021, and it has reinstated the pre-pandemic supervisory practices by which it recommends that banks under its direct supervision exercise extreme prudence on dividends and share buy backs.
Privacy, data protection and cybersecurity
We are subject to a variety of increasingly stringent laws, regulations, rules and standards relating to privacy, data protection and cybersecurity, and the legal and regulatory framework for privacy, data protection and cybersecurity is in considerable flux and evolving rapidly. As privacy, data protection and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, privacy, data protection and cybersecurity issues have become the subject of increasing legislative and regulatory focus.
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
Recent legal developments in the EEA, including recent rulings from the CJEU and from various EU member state data protection authorities, have created complexity and uncertainty regarding transfers of personal data from the EEA to the US and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, such as implementing SCCs, the efficacy and longevity of these mechanisms remain uncertain. Although the UK currently has an adequacy decision from the European Commission, such that SCCs are not required for the transfer of personal data from the EEA to the UK, that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the UK data protection regime is reformed in ways that deviate substantially from the GDPR. Adding further complexity for international data transfers, in March 2022, the UK adopted its own International Data Transfer Agreement for transfers of personal data out of the UK to so-called third countries, as well as an international data transfer addendum that can be used with the SCCs for the same purpose. Moreover, on 10 July 2023, the European Commission adopted an adequacy decision concluding that the US ensures an adequate level of protection for personal data transferred from the EEA to the US under the EU-U.S. Data Privacy Framework (followed on 12 October 2023, with the adoption of an adequacy decision in the UK for the UK-US Data Bridge). However, the adequacy decision does not foreclose, and is likely to face, future legal challenges and the ongoing legal uncertainty may increase our costs and our ability to efficiently process personal data from the EEA or the UK. The implementation of the GDPR, UK GDPR and other data protection regimes has required substantial amendments to Banco Santander’s procedures and policies, which have impacted, and could further adversely impact, Banco Santander’s business by increasing its operational and compliance costs.
Additionally, the EU adopted DORA, in November 2022, which will be effective from 17 January 2025. DORA, which will apply as lex specialis for the financial sector regarding cybersecurity, aims to achieve a common level of digital operational resilience as well as consolidate and upgrade existing ICT risk requirements that had been addressed separately in different regulations and directives, such as Directive (EU) 2022/2555 (otherwise known as the NIS 2 Directive). DORA establishes a set of uniform requirements for network and information systems security structured in five pillars: (i) ICT risk management and governance, (ii) ICT-related incident management, classification and reporting, (iii) digital operational resilience testing, (iv) management of third-party ICT risk, and (v) information and intelligence sharing. The financial sector faces risks and uncertainties regarding the implementation of DORA given that it has stringent compliance timelines. The final technical standards were released in July 2024.
We expect the number of jurisdictions adopting their own privacy, data protection and cybersecurity laws, regulations, rules and standards to increase, which will require us to devote additional significant operational resources and incur additional significant expenses and will also increase our exposure to risks of claims alleging non-compliance with all applicable privacy, data protection and cybersecurity laws, rules, regulations and standards. While we have taken steps to mitigate the impact of risks and uncertainties in connection with applicable privacy, data protection and cybersecurity laws, regulations, rules and standards by implementing supplementary measures designed in accordance therewith, the efficacy and longevity of any steps we may take to mitigate their impact remain uncertain due to the fast-moving legal and regulatory environment.
Internationally, virtually every jurisdiction in which we operate has established its own privacy, data protection and cybersecurity

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

legal and regulatory framework with which we must comply. For more information on applicable U.S. privacy, data protection and cybersecurity laws, regulations, rules and standards, see ‘United States supervision and regulation – Privacy, data protection and cybersecurity’. For more information on risks related to compliance with applicable privacy, data protection and cybersecurity laws, regulations, rules and standards, see risk factor ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial conditions. – Privacy, data protection and cybersecurity’.
Artificial intelligence
We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services, including AI designed to enhance transaction monitoring and sanctions screening, improve customer experience and reduce operational risk. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations.
For example, in Europe, the AI Act entered into force on 1 August 2024. The AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU market. This framework categorizes AI systems based on the risks associated with such AI systems’ intended purposes as creating “unacceptable”, “high”, “limited” or “minimal” risks. There is a risk that our current or future AI-powered software or applications may be categorized as certain risk categories that may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability, or adversely affect our business. For example, “high” risk AI systems are required, among other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight, and cybersecurity. Even if our current AI-powered software or applications are not categorized as “high” risk AI systems, we may be subject to additional transparency and other obligations for “limited” or “minimal” risk AI systems. The AI Act sets forth certain penalties, including fines of up to the greater of EUR 35 million or 7% of worldwide annual turnover for the prior year for violations related to offering prohibited AI systems or data governance, fines of up to the greater of EUR 15 million or 3% of worldwide annual turnover for the prior year for violations related to the requirements for “high” risk AI systems, and fines of up to the greater of EUR 7.5 million or 1.5% of worldwide annual turnover for the prior year for violations related to supplying incorrect, incomplete or misleading information to EU and member state authorities. This regulatory framework is expected to have a material impact on the way AI is regulated in the EU (and, potentially, globally), together with developing guidance and decisions in this area.
We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our operating results, financial condition and prospects. For more information on developing U.S. laws and regulations related to the use of AI, see ‘United States supervision and regulation – Artificial intelligence’. For more information on risks related to the use of AI, see risk factor ‘2.3.4 We utilize artificial intelligence, which could expose us to liability or adversely affect our business’.
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
Law 1/2013, of 14 May, on measures to protect mortgagees, debt restructuring and social rents, introduced important modifications to mortgage law and civil procedure law (as amended by Royal Decree-Law 5/2017). The most relevant modifications are:

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Alternative dispute resolution systems
Law 7/2017, of 2 November, seeks to ensure access for Spanish and European consumers to independent, impartial, transparent and effective alternative dispute resolution systems. For financial institutions, a specific law shall be passed and financial institutions will be forced to participate in those alternative dispute resolution mechanism.
Additionally, the recently enacted Organic Law 1/2025, of January 2, on measures for the efficiency of the Public Justice Service (which enters into force next 3 April 2025), establishes, among other issues, a framework for alternative dispute resolution systems aimed at streamlining conflict resolution outside the courts. While such mechanisms are not mandatory in enforcement proceedings, they are relevant in other cases, reinforcing the role of extrajudicial dispute resolution in the legal system.
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
(ii) Regulation (EU) 2019/1238 of the European Parliament and of the Council of 20 June 2019, on a pan-European Personal Pension Product (PEPP). The PEPP constitutes one of the key measures towards the European Commission’s project to create a single market for capital in the EU. It aims to provide pension providers with the tools to offer PEPPs outside their national markets, thereby creating a large and competitive EU-level market for personal pensions which allows consumers to voluntarily complement their savings for retirement, while benefiting from solid consumer protection. PEPPs have the same standard features wherever they are sold in the EU and can be offered by a broad range of providers, such as insurance companies, banks, occupational pension funds, investment firms and asset managers. They complement existing state-based, occupational and national personal pensions, but not replace or harmonize national personal pension regimes. In accordance with the Proposal, PEPP providers need to be authorized by the European Insurance and Occupational Pensions Authority (EIOPA).
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Also, an amendment on corporate governance was introduced by Law 31/2014 of 3 December. The main changes introduced by this law are related to the rights of shareholders (attendance, information and voting), the calling of a general shareholders’ meeting and the duties of the board of directors and the audit committee, appointments committee and remuneration committee.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Markets in Financial Instruments (MiFID II)
Royal Decree-Law 14/2018, of September 28, modifies the Stock Markets Law to partially implement Directive 2014/65 relating to the markets of financial instruments (MiFID II), which process began under Royal Decree-Law 21/2017. This Royal Decree-Law aims to improve the soundness, transparency and regulation of the Spanish financial market’s trading activities, increase investor protection and harmonize Spanish financial markets regulations with those of other member states.
PRIIPs
Regulation (EU) 1286/2014 (The Packaged Retail and Insurance-Based Investment Products (PRIIPs) Regulation) was adopted on 29 December 2014 and came into force on 1 January 2018. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (KIDs) and persons advising or selling PRIIPs to provide retail investors based in the EEA with KIDs to enable investors to better understand and compare products.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
EMIR
As referred above, on May 28, 2019, Regulation (EU) 2019/834 of the European Parliament and of the Council of 20 May 2019 amending Regulation (EU) No 648/2012 as regards the clearing obligation, the suspension of the clearing obligation, the reporting requirements, the risk-mitigation techniques for OTC derivatives contracts not cleared by a central counterparty, the registration and supervision of trade repositories and the requirements for trade repositories was published in the Official Journal of the European Union. Such regulation introduced substantive amendments to the European Market Infrastructure Regulation (EMIR) relating to the clearing obligation, the suspension of the clearing obligation, the reporting requirements, the risk-mitigation techniques for uncleared OTC derivatives contracts, the registration and supervision of trade repositories, and the requirements for trade repositories. Many of the changes aim to reduce compliance costs for end-user counterparties that are non-financial counterparties (NFCs) and smaller financial counterparties (FCs). Some of these changes include (i) an exemption from the reporting of intragroup transactions; (ii) an exemption for small FCs from the clearing obligation, (iii) removal of the obligation and legal liability for reporting when an NFC transacts with an FC, and (iv) a determination of the NFC clearing obligation on an asset-class-by-asset-class basis.
Spanish tax legislation
Law 38/2022, of 27 December 2022, established a new temporary levy on credit institutions and financial credit institutions to be accrued in 2023 and 2024. The levy is calculated as 4.8% of net interest and fees earned in the business carried out in Spain in the precedent year and the payment obligation arises on the first day of each period. The recorded levy totalled EUR 224 million in 2023 and EUR 334 million in 2024.
On 21 December 2024, Law 7/2024 was published in the Spanish Official Gazette. This Law transposes the European Directive 2022/2523 of 14 December 2022 that established a global minimum taxation level of 15% for multinational corporations and large national groups, with a turnover exceeding 750 million euros in at least two of the last four fiscal years.
Additionally, Law 7/2024 established a new tax on net interest and commissions obtained in the Spanish territory by certain financial institutions that will be accrued on 1 January 2025, 2026, and 2027. The tax base, with some modifications as compared to the tax base of the temporary levy, is now calculated on an individual basis for each financial institution and the tax liability is determined according to a scale of tax rates from 1% to 7%, with certain deductions. On 24 December 2024, Royal Decree-Law 9/2024 was published in the Spanish State Official Gazette modifying certain technical aspects of the tax and postponing its accrual to 31 January 2025. This Royal Decree-Law has been repealed on 22 January 2025. No expense for this new tax has been recorded in our consolidated financial statements for the year ended 31 December 2024 in accordance with the legislation in force.
For more information see notes 27.f and 27.g to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F.
US supervision and regulation
Our operations are subject to extensive federal and state banking and securities regulation and supervision in the US. We engage in US banking activities directly through our New York branch and Santander Holdings USA, our US top-tier IHC. Santander Holdings USA consolidates the majority of our US operations, including our subsidiary Edge Act corporation Banco Santander International in Miami, Santander Bank, a national bank that has branches throughout the Northeast US, and SCUSA, an auto financing company. We also engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities LLC and Santander US Capital Markets LLC. On 3 February 2023, our broker dealer subsidiaries Santander Investment Securities Inc and Amherst Pierpont Securities LLC merged, the new entity being Santander US Capital Markets LLC.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

enhanced prudential standards. Both Banco Santander and Santander Holdings USA are now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations. If the categorization for either firm changes, it would be subject to enhanced prudential standards tailored to its risk profile.
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
The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) provides for extensive regulation of depository institutions (such as Santander Bank), including requiring federal banking regulators to take 'prompt corrective action' with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. For this purpose, FDICIA establishes five capitalization categories: 'well capitalized,' 'adequately capitalized,' 'undercapitalized,' 'significantly undercapitalized' and 'critically undercapitalized.' As an insured depository institution’s capital level declines, and the depository institution falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the depository institution. In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured depository institution becomes 'undercapitalized,' it is required to submit to federal regulators a capital restoration plan guaranteed by the depository institution’s holding company. If an undercapitalized depository institution fails to submit an acceptable plan, it is treated as if it were 'significantly undercapitalized.' Significantly undercapitalized depository institutions may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. 'Critically undercapitalized' depository institutions are subject to appointment of a receiver or conservator.
Other supervised US operations
Our New York branch is licensed by the New York State Department of Financial Services (NYDFS) to conduct a commercial banking business. Its activity is mainly focused on wholesale banking, lending, markets activity on rates and currencies derivatives and transactional services to corporate and institutional investors. Our New York branch is supervised by the FRB New York and the NYDFS, but its deposits are not insured (or eligible to be insured) by the FDIC.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Supervision, examination and enforcement
The Federal Reserve Board, OCC and FDIC have broad supervisory and enforcement authority with regard to bank holding companies and banks, including the power to conduct examinations and investigations, impose non-public supervisory agreements, issue cease and desist orders, impose fines and other civil and criminal penalties, terminate deposit insurance and appoint a conservator or receiver. In addition, Santander Holdings USA, Santander Bank, SCUSA and other of our US subsidiaries are subject to supervision, regulation and examination by the Consumer Financial Protection Bureau (CFPB), which is the primary administrator of most federal consumer financial statutes and our primary US consumer financial regulator. Supervision and examinations are confidential, and the outcomes of these actions may not be made public.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
In July 2023, the US federal banking agencies proposed significant amendments to the US Basel III capital rules to implement the Basel Committee’s international capital standards (Basel III Endgame). Basel III Endgame generally would require Category I-IV banking organizations, including Santander Holdings USA and Santander Bank, to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach referred to as the 'Expanded Risk-Based Approach.' Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under Basel III Endgame, Santander Holdings USA and Santander Bank would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. It remains uncertain if or when the US federal banking agencies will finalize Basel III Endgame or any similar amendments to the US Basel III capital rules.
Banco Santander will continue to monitor developments related to Basel III Endgame and will assess the impacts of the proposal on its operations.
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
Stress capital buffer requirement
The Federal Reserve Board’s Stress Capital Buffer (SCB) rule applies to the consolidated operations of US IHCs, including Santander Holdings USA.
The SCB rule subjects covered banking organizations to a firm-specific and dynamic stress capital buffer, which is calculated

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Santander Holdings USA’s current SCB, calibrated based on the results of the 2024 supervisory stress tests, is 3.5%. Santander Holdings USA’s SCB is next subject to recalibration based on the results of the 2026 supervisory stress tests.
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
Total loss-absorbing capacity and long-term debt requirements
Santander Holdings USA is required, pursuant to the final total loss-absorbing capacity rule of the Federal Reserve Board, to comply with certain Total Loss Absorbing Capital (TLAC) requirements, including minimum long-term debt requirements, applicable to US IHCs of non-US G-SIBs. The main purpose of the minimum TLAC and LTD requirements is to ensure that covered US IHCs, such as Santander Holdings USA, will have enough loss-absorbing resources at the point of failure to be recapitalized through the conversion of eligible LTD to equity or otherwise by imposing losses on eligible LTD or other forms of TLAC. The minimum TLAC and LTD requirements for a covered US IHC under the rule vary depending on the home country resolution authority’s preferred resolution strategy. Because the competent authorities informed Banco Santander, S.A. that Santander Holdings USA would enter Chapter 11 proceedings under the resolution strategy for the Group, Santander Holdings USA is a resolution covered IHC and is required to maintain external and internal TLAC that collectively amount to at least 18% of risk-weighted assets (plus a TLAC buffer of an additional 2.5% composed solely of common equity tier 1 capital) and at least 9% of average total consolidated assets, as well as external and internal LTD that collectively amount to at least 6% of risk-weighted assets and at least 3.5% of average total consolidated assets. The final rule also established a clean holding company framework that imposes certain restrictions on the types of liabilities or arrangements that may be incurred or entered into by a covered US IHC. It also imposes a cap on the aggregate amount of certain unrelated liabilities of the covered US IHC equal to 5% of the covered US IHC’s TLAC.
In August 2023, the US federal banking agencies released a proposal that would require certain US and foreign banking organizations to issue and maintain long-term debt and clean holding company requirements to improve resolvability (the LTD rule). The proposed LTD rule would apply these requirements to insured depository institutions (IDIs) with USD100 billion or more in total consolidated assets (excluding IDIs of U.S. G-SIBs), such as Santander Bank. Although Santander Holdings USA is already subject to TLAC, LTD and clean holding company requirements as an IHC of a non-US G-SIB, the proposed LTD rule may still affect Santander Holdings USA by, for example, reducing the amount of LTD with remaining maturities of less than two years that counts toward Santander Holdings USA’s TLAC requirement. It remains uncertain if or when the US federal banking agencies will finalize the proposed LTD rule.
Banco Santander will continue to monitor developments related to the proposed LTD Rule and will assess the impacts of the proposal on its operations.
Liquidity requirements
Liquidity coverage ratio
Under the Tailoring Rules, Santander Holdings USA is not subject to the liquidity coverage ratio (LCR) requirement since it is a Category IV IHC with less than USD 50 billion in weighted short-term wholesale funding. The LCR is one of the liquidity components of the international Basel III framework, and requires firms to meet certain liquidity measures by holding an adequate amount of unencumbered high-quality liquid assets to cover its projected net cash outflows over a 30 day stress scenario window.
Net stable funding ratio
Under the Tailoring Rules, Santander Holdings USA is not subject to the net stable funding ratio (NSFR) requirement since it is a Category IV IHC with less than USD 50 billion in weighted short-term wholesale funding.
Volcker rule
Section 13 of Bank Holding Company Act and its implementing rules (collectively, the Volcker Rule) prohibits 'banking entities' from engaging in certain forms of proprietary trading or from sponsoring, or investing in 'covered funds,' in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Banco Santander were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Banco Santander has assessed how the Volcker Rule affects its businesses and subsidiaries, and has brought its activities into compliance. Banco Santander has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in US government and agency obligations and certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained.
Banco Santander will continue to monitor Volcker Rule-related developments and assess their impact on its operations, as necessary.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

OTC derivatives regulation
Title VII of the Dodd-Frank Act amended the US Commodity Exchange Act and the Exchange Act, among other statutes, to establish an extensive framework for the regulation of OTC derivatives by the CFTC and the SEC, including mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the CFTC and of security-based swap dealers and major security-based swap participants with the SEC. Banco Santander, S.A. is registered as a non-US swap dealer with the CFTC and is registered as a non-US security-based swap dealer with the SEC.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

2025. With respect to our IDI plan, the FDIC revised the IDI rule in June 2024. Under the final IDI rule, IDIs with USD 100 billion or more in assets that are not affiliates of US global systemically important banking organizations, such as Santander Bank, are required to submit a full IDI plan every 3 years and, in the years when the IDI is not required to submit a full IDI plan, it is required to submit a limited interim supplement. IDIs with more than USD 50 billion, but less than USD 100 billion, are not required to submit an IDI plan but instead are required to submit an informational filing intended to support the development of strategic options for resolution of the IDI by the FDIC. Santander Bank is required to submit a full IDI plan by 1 July 2025.
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
The CFPB has implemented many mortgage-related rules, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, HMDA requirements and appraisal and escrow standards for higher priced mortgages. In addition, several proposed revisions to mortgage-related rules are pending finalization. The mortgage-related rules implemented by the CFPB have materially restructured the origination, servicing and securitization of residential mortgages in the United States. For example, under the CFPB’s Ability to Repay and Qualified Mortgage rule, before making a mortgage loan, a lender must establish that a borrower has the ability to repay the mortgage. 'Qualified mortgages,' as defined in the rule, are presumed to comply with this requirement and, as a result, present less litigation risk to lenders. For a loan to qualify as a qualified

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

mortgage, the loan must satisfy certain limits on terms and conditions, pricing and a maximum debt-to-income ratio. Loans eligible for purchase, guarantee or insurance by a government agency or government-sponsored enterprise are exempt from some of these requirements. Satisfying the qualified mortgage standards, ensuring correct calculations are made for individual loans, recordkeeping and monitoring, as well as understanding the effect of the qualified mortgage standards on CRA obligations, impose significant compliance obligations on, and involve compliance costs for, US mortgage lenders, including ours.
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
Community Reinvestment Act
The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighbourhoods, consistent with safe and sound banking practices. The relevant federal bank regulatory agency, the OCC in Santander Bank’s case, examines each bank and assigns it a public CRA rating. A bank’s record of fair lending compliance is part of the resulting CRA examination report. Santander Bank is subject to the CRA. Santander Bank’s most recent public CRA report of examination rated Santander Bank as 'Outstanding' for the 1 January 2020 through 31 December 2022 evaluation period. The OCC takes into account Santander Bank’s CRA rating in considering certain regulatory applications Santander Bank makes, including applications related to establishing and relocating branches, and the Federal Reserve Board does the same with respect to certain regulatory applications Santander Holdings USA makes. In October 2023, the Federal Reserve Board, FDIC, and OCC finalized a rule that materially revises the current CRA framework, including new assessment area requirements, new methods of calculating credit for lending, investment, and service activities, and additional data collection and reporting requirements. The final CRA rule has been challenged in a court and a federal district court has granted a preliminary injunction, delaying implementation of the rule until the case is resolved.
Banco Santander will continue to monitor CRA-related developments and assess their impact on its operations, as necessary.
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
FDIC insurance
The Deposit Insurance Fund ('DIF') provides insurance coverage for certain deposits up to a standard maximum deposit insurance amount of USD 250,000 per depositor per insured depository institution and is funded through assessments on insured depository institutions, based on the risk each institution poses to the DIF. The FDIC requires large insured depository institutions, including Santander Bank, to maintain recordkeeping systems capable of facilitating prompt payment of insured deposits if such an institution were to fail. We reconfigured our information technology systems to be able to provide certain required information.
Privacy, data protection and cybersecurity
We are subject to a variety of increasingly stringent federal, state, local, and foreign laws, regulations, rules and standards relating to privacy, data protection and cybersecurity, and the legal and regulatory framework for privacy, data protection and cybersecurity is in considerable flux and evolving rapidly. As privacy, data protection and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, privacy, data protection and cybersecurity issues have become the subject of increasing legislative and regulatory focus.
At the federal level, the GLBA requires financial institutions to, among other things, periodically disclose their privacy policies and practices relating to sharing non-public personal information and enables retail customers to opt out of our ability to share such personal information with unaffiliated third parties under certain circumstances. The GLBA also requires financial institutions to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures for the protection of personal and confidential information are in effect across all businesses and geographic locations. An amendment to Regulation S-P, an implementing regulation under the GLBA, was adopted by the SEC on 16 May 2024, and requires registered investment advisers and broker/dealers to, among other things, adopt and implement an incident response program as part of their formal cybersecurity policies and procedures and report data breaches

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

to affected individuals whose sensitive customer information was, or is, reasonably likely to have been, accessed or used without authorization within 30 days of becoming aware of such data breach. Federal law also makes it a criminal offence, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.
Like other lenders, Santander Bank and other of our US subsidiaries also use credit bureau data in their underwriting activities. Use of such data is regulated under the FCRA, and the FCRA also regulates reporting information to credit bureaus, prescreening individuals for credit offers, sharing of information between affiliates, and using affiliate data for marketing purposes. Like other businesses in the US, our nonbanking US subsidiaries are also subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to privacy, data protection and cybersecurity. Moreover, the United States Congress has recently considered, and is currently considering, various proposals for more comprehensive privacy, data protection and cybersecurity legislation, to which we and our US subsidiaries may be subject if passed.
In addition, the enactment of the Cyber Incident Reporting for Critical Infrastructure Act (CIRCIA) in 2022, once rulemaking is complete, will require, among other things, certain companies to report significant cyber incidents to the Cybersecurity and Infrastructure Security Agency (CISA) within 72 hours from the time the company reasonably believes the incident occurred (and within 24 hours of making a ransom payment as a result of a ransomware attack). On 4 April 2024, the CISA proposed a rule under the CIRCIA that would clarify the scope of cyber incidents to be reported and would further define covered entities subject to the CIRCIA to expressly include companies in the financial services industry that are required to report cyber incidents to their primary federal regulators.
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
For example, in October 2016, federal banking regulators (namely, the Federal Reserve, FDIC and OCC) issued an advance notice of proposed rulemaking regarding enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including our US bank subsidiaries. The proposed standards would expand existing cybersecurity regulations and guidance to focus on cyber risk governance and management; management of internal and external dependencies; and incident response, cyber resilience and situational awareness. In addition, the proposal contemplates more stringent standards for institutions with systems that are critical to the financial sector. Although in 2019 the FDIC and OCC each withdrew the advance notice of proposed rulemaking, the Federal Reserve has not withdrawn the advance notice and may still propose such a rule. Additionally, in September 2016, the Federal Financial Institutions Examination Council (FFIEC) issued an Information Security booklet, which includes guidelines for evaluating the adequacy of information security programs (including effective threat identification, assessment and monitoring, and incident identification assessment and response), assurance reports and testing of information security programs. The FFIEC also developed a Cybersecurity Assessment Tool in May 2017 to help financial institutions identify their risks and determine their preparedness for cybersecurity threats. In September 2022, the FFIEC also issued a Cybersecurity Resource Guide for Financial Institutions designed to help financial institutions meet their security control objectives and prepare to respond to cyber incidents, including ransomware incidents.
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
Privacy, data protection and cybersecurity are also areas of increasing state legislative focus, and states are increasingly proposing or enacting legislation that relates to privacy, data protection and cybersecurity. Various state laws and regulations apply, or may apply in the future, to Santander Holdings USA’s and our subsidiaries’ operations, and may impose additional requirements on Santander Holdings USA and our subsidiaries or otherwise impact Santander Holdings USA’s or our subsidiaries’ ability to share certain personal information with affiliates or non-affiliates for marketing or other purposes, or to contact customers with marketing offers.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

indicative of a trend towards greater state-level regulation of privacy, data protection and cybersecurity in the United States. A number of other states have enacted, or are considering enacting, comprehensive data privacy laws that share similarities with the CCPA. In addition, laws in all 50 US states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Banco Santander continues to assess the requirements of such laws and proposed legislation and their applicability to our operations.
Additionally, the NYDFS issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017 and was amended in November 2023, which require banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation includes specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements.
Internationally, virtually every jurisdiction in which we operate has established its own privacy, data protection and cybersecurity legal and regulatory framework with which we must comply. For more information on foreign laws, regulations, rules and standards relating to privacy, data protection and cybersecurity, see ‘Supervision and regulation – Privacy, data protection and cybersecurity’.
Artificial Intelligence
AI is the subject of ongoing review by various US governmental and regulatory agencies, and various US states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering legal and regulatory frameworks for AI. For more information on developing foreign laws and regulations related to the use of AI, see ‘Supervision and regulation – Artificial intelligence’.
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
In addition, the US government has imposed various sanctions that prevent non-US persons, including non-US financial institutions, from engaging in certain activities undertaken outside the United States and without the involvement of any US persons (secondary sanctions). If a non-US financial institution were determined to have engaged in activities targeted by

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this annual report:
•Santander UK holds 10 blocked accounts for seven customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2024 were negligible relative to the overall profits of Banco Santander, S.A.
•Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended 31 December 2024.
•Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme. Revenues and profits generated by Santander Brasil on these accounts in the year ended 31 December 2024 were negligible relative to the overall profits of Banco Santander, S.A.
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
In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2024 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

11. Shareholders remuneration
The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total remuneration payments in respect of each fiscal year indicated.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2020(A)	0.0275	n.a.	n.a.	n.a.	0.0275	0.034	n.a.	n.a.	n.a.	0.034
2021(A)	0.0485	0.0515	n.a.	n.a.	0.10	0.0561	0.0541	n.a.	n.a.	0.1102
2022(A)	0.0583	0.0595	n.a.	n.a.	0.1178	0.0575	0.0651	n.a.	n.a.	0.1227
2023(A)	0.0810	0.0950	n.a.	n.a.	0.1760	0.0858	0.1024	n.a.	n.a.	0.1882
2024(A)	0.1000	0.1100	n.a.	n.a.	0.2100	0.1085	0.1149	n.a.	n.a.	0.2234

(A)With regard to the remuneration policy against the 2022 earnings, the board continued the policy of allocating approximately 40% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
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
Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024, the board of directors resolved to submit a resolution at the 22 March 2024 AGM to approve a final cash dividend in the gross amount of 9.50 euro cents per share entitled to dividends. Following the approval at the AGM, the dividend was paid from 2 May 2024. The board of directors also resolved to implement the Second 2023 Buyback Programme worth 1,459 million euros, which commenced on 20 February 2024 and was completed on 17 June 2024 resulting in the acquisition of a total of 331,305,000 shares. Once the above-mentioned actions were completed, total shareholder remuneration for 2023 amounted to 5,538 million euros (approximately 50% of the Group's reported profit in 2023), distributed in approximately 50% in cash dividend and 50% in share buybacks.
With regard to the remuneration policy against the 2024 earnings, the board continued the policy of allocating approximately 50% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 24 September, the Board approved the payment of an interim cash dividend against the 2024 results of 10 euro cents per share (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024). The interim dividend was paid on 2 November 2024. The board also approved to implement a share repurchase programme (the First 2024 Buyback Programme) worth approximately 1,525 million euros (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024), which was completed on 4 December 2024, and resulted in the acquisition of a total of 341,781,250 shares.
Final remuneration. Under the 2024 shareholder remuneration policy, on 25 February 2025 the board resolved to implement the Second 2024 Buyback Programme worth approximately 1,587 million euros (equivalent to approximately 25% of the Group´s underlying profit in the second half of 2024), which will be completed on 27 June 2025. In addition, on 25 February 2025, the board of directors resolved to submit a resolution at the 2025 AGM to approve a final cash dividend in the gross amount of 11 euro cents per share entitled to dividends. If approved at the 2025 AGM, the dividend would be payable from 2 May 2025. Once the above-mentioned actions are completed, total shareholder remuneration for 2024 will total 6,293 million euros (approximately 50% of the Group underlying profit in 2024), distributed as approximately 50% in cash dividends (3,181 million euros) and 50% in share buybacks (3,112 million euros). These amounts have been estimated assuming that, as a consequence of the partial execution of the Second 2024 Buyback Programme, the number of outstanding shares entitled to a final cash dividend will be 14,988,884,075. Therefore, that amount may be higher if fewer shares than planned are acquired in the Second 2024 Buyback Programme; otherwise, it will be lower.
For more information see section 3.3.'Dividends and shareholder remuneration' in the 'Corporate governance' chapter included in Part 1 of this annual report on Form 20-F.

12. The offer and listing
Santander’s shares
In 2024, Santander was the most actively traded stock on the Spanish stock exchange. At 31 December 2024, the stock had a 11.41% weighting in the IBEX 35 Index and was ranked third among all Spanish issuers represented in this index. In 2024, 7,713 million shares were traded, for a cash amount of EUR 33,410 million. Our market capitalization of EUR 67,648 million at 2024 year-end made us one of the largest banks in the eurozone by market capitalization.
At 31 December 2024, a total of 3,913,573,686 shares, or 25.83% of our share capital, were held by 1,328 depositary receipt registered holders in our American Depositary Share Program. Citibank, N.A. is the depositary of our American Depositary Share Program.
At 31 December 2024, 62.51% of our shares were held of record by non-residents of Spain.
American Depositary Shares
Our ADSs have been listed and traded on the New York Stock Exchange since 30 July 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or 'ADR.' Under the deposit agreement, pursuant to which ADRs have been issued, Citibank, N.A. is the depositary and holder from time to time of ADRs. At 31 December 2024, we had outstanding a total of 592,570,881 ADRs of which 5,598,492 were held by 10,265 registered holders with Citibank, N.A. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders is not representative of the number of beneficial owners. Our directors and executive

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

officers owned 904,051 ADRs as of 31 December 2024, according to the information of the Spanish CNMV.
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

In 2024, the Depositary made direct payments and reimbursements to us in the gross amount of USD 14,545,563 for expenses related to investor relations with no withholding for tax purposes in the US.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2024, 22.8% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Banco Santander, S.A. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 7.2% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.02% to 1.83% in
2024. At 31 December 2024, Banco Santander, S.A. and our subsidiaries held 15,529,459 shares (0.10% of our total capital stock as of that date).
Purchases of equity securities by the issuer and affiliated purchasers
The following table shows the purchases of shares made by the Bank or any of its affiliated purchasers during 2024:

2024	Total number of shares -or units purchased (A)	Average price paid per share (or unit) in euros	Total number of shares (or units) purchased as part of publicly announced plans or programs (B)	Euro value of the maximum number of shares (or units) that may yet be purchased under the plans or programs (B)
January	76,348,721	3.78	71,725,171	—
February	86,304,285	3.76	36,600,000	1,319,433,276
March	79,513,484	4.02	71,200,000	1,034,154,094
April	102,438,974	4.50	88,800,000	629,044,877
May	78,180,558	4.72	69,700,000	299,704,073
June	86,859,914	4.56	65,005,000	—
July	17,831,906	4.55	—	—
August	21,657,723	4.34	13,000,000	1,467,185,192
September	93,894,263	4.45	81,400,000	1,105,986,303
October	80,925,996	4.52	78,000,000	752,666,167
November	143,344,600	4.46	137,300,000	140,270,293
December	63,310,212	4.43	32,081,250	—
Total	930,610,636		744,811,421

(A) The number of shares purchased includes securities lending and short positions.
(B) Purchases related to the First and Second Buyback Programmes 2023 and First Buyback Programme 2024. For more information see 2.5 'Treasury shares' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F and note 34.b) to our 'Consolidated financial statements' in Part 1 of this annual report on Form 20-F.

During 2024, all purchases and sales of equity securities were made in open-market transactions.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

13. Additional information
13.1. Memorandum and articles of association
Bylaws
The following summary of the material terms of our Bylaws is not meant to be complete and is qualified in its entirety by reference to our Bylaws. Because this is a summary, it may not contain all the information that is important to you. You should read our Bylaws carefully before you decide to invest. A copy of our Bylaws is incorporated by reference.
Banco Santander's most recent Bylaws was approved by our shareholders at the annual general shareholders’ meeting held on 21 June 2008 and registered with the Commercial Registry on 11 August 2008.
Since then, Article 5 of Banco Santander’s Bylaws has been updated several times, mostly to show the current share capital and the number of shares outstanding.
In 2024, the share capital was amended three times, reducing it on each occasion:
•Two times through the cancellation of the shares repurchased under the buyback programmes that formed part of the shareholder remuneration policy for 2023:
•on 30 January 2024 by EUR 179,283,744 (c. 2.22% of share capital) under the authorization of the 2023 AGM, and which was registered in the Commercial Registry on 5 February 2024; and
•on 25 June 2024 by EUR 165,652,500 (c. 2.09% of share capital) in the terms agreed at the 2024 AGM, and which was registered with the Commercial Registry on 1 July 2024.
•One time through the cancellation of the shares repurchased under the first buyback programme that formed part of the shareholder remuneration policy for 2024 (First 2024 Buyback Programme), by EUR 170,890,625 (c. 2.21% of share capital), under the authorization of the 2024 AGM and registered with the Companies Register on 20 December 2024.
The share capital is currently EUR 7,576,246,161 represented by 15,152,492,322 shares of EUR 0.50 nominal value each.
Our current Bylaws are included as Exhibit 1.1 to this annual report. The Bylaws are also available on our corporate website (www.santander.com), which does not form part of this annual report on Form 20-F, under the heading 'Shareholders and investors-Corporate Governance - Bylaws'.
Rules and regulations of the board and rules and regulations for the general shareholders' meeting
Aside from the Bylaws, the Rules and regulations of the board and the Rules and regulations for the general shareholders' meeting also form part of the internal governance rules of Banco Santander.
For further information, we refer to section 4.3 'Board functioning and effectiveness' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
The Rules and regulations of the board and the Rules and regulations of the general shareholders' meeting are available on our corporate website (www.santander.com), which does not form part of this annual report on Form 20-F, under the heading 'Shareholders and investors-Corporate Governance-Rules and Regulations of the Board of Directors' and 'Shareholders and investors-Corporate Governance-Rules and Regulations for the General Shareholders’ Meeting', respectively.
Corporate purpose
Article 2 of our Bylaws states that the corporate purpose of Banco Santander consists of carrying out all types of activities, operations and services specific to the banking business in general and which are permitted under current legislation, as well as the acquisition, holding and disposal of all types of securities.
Certain provisions regarding shareholder rights
As at the date of the filing of this annual report, Banco Santander’s share capital comprises one share class only (ordinary shares), which grant all shareholders the same rights. Banco Santander may issue non-voting shares for a nominal amount of no more than one-half of the paid-up share capital, and redeemable shares for a nominal amount of no more than one-fourth of its share capital.
Our Bylaws do not contain any provisions relating to sinking funds.
Our Bylaws do not specify what actions or quorums are required to change the rights of shareholders. Under Spanish law, the rights of shareholders may only be changed by an amendment to the Bylaws that complies with the requirements explained below under 'Meetings and Voting Rights'.
Meetings and voting rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date set by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Banco Santander. Notices of all meetings have to be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Commercial Registry or in one of the national newspapers with the largest circulation in Spain, on the website of the CNMV and on Banco Santander’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. We held our annual general shareholder meeting on 22 March 2024. No extraordinary meeting was held.
In accordance with the Rules and regulations for the general shareholders' meeting, from the date when the call of the general shareholders' meeting is published, our corporate website includes the text of all resolutions proposed by the board of directors with respect to the agenda items and the details regarding the manner and procedures for shareholders to follow to confer representation on any individual or legal entity. The manner and procedures for proxy granting, voting prior to

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

the meeting, remote attendance and the Electronic Shareholders' Forum are also indicated and published on the corporate website.
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
Thus, shareholders can attend general meetings virtually through our 'General Shareholders' Meeting Platform'. They can follow them through real-time means of communication, vote, make remarks, propose resolutions and contact the notary public. Our Bylaws allow for general meetings to be virtual-only, without the physical attendance of shareholders or their proxies, provided that we can guarantee their identity and standing and that they can participate effectively in the meeting by remote means of communication, exercise their rights in real time and follow the presentations of other attendees, considering the state of the art and the Company’s circumstances, particularly the number of shareholders.
The 2025 AGM will be held as a virtual virtual-only meeting. For further information, we refer to 'Virtual AGM' in section 3.5 in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
The electronic shareholders’ forum, available on the corporate website at the time the meeting is called up, allows shareholders to add to the agenda items included in the meeting notice, requests for support for their proposals, initiatives to reach the percentage required to legally exercise minority shareholder rights, and offers or requests to act as a voluntary proxy.
The quorum and majorities set out in our Bylaws and Rules and regulations for general meetings in order to hold a valid meeting and adopt corporate resolutions are those provided for under Spanish law.
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
For purposes of determining the quorum, those shareholders who vote by mail or via the Internet are counted as present at the meeting, as provided by the Rules and regulations of the general meeting. The quorum at the April 2020 AGM was 65.0% of Banco Santander’s share capital, and the quorum at the October 2020 AGM was 60.34% of Banco Santander’s share capital; the quorum at the March 2021 AGM was 67.67% of Banco Santander’s share capital; the quorum at the April 2022 AGM was 68.78% of Banco Santander’s share capital; the quorum at the March 2023 AGM was 67.56% of Banco Santander’s share capital; and the quorum at the March 2024 AGM was 66.65% of Banco Santander’s share capital.
Each Banco Santander share entitles the holder to one vote. Registered holders of any number of shares will be entitled to attend shareholders’ meetings, provided shares are fully paid-up. Our Bylaws do not contain provisions regarding cumulative voting.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Changes in capital
See sections 2.1.'Share capital', 2.2. 'Authority to increase capital', 2.5 'Treasury shares', 3.4. '2024 AGM' and 3.5. 'Our next AGM in 2025' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
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
Change of control
Our Bylaws do not contain any provision that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving Santander or any of our subsidiaries. Nonetheless, certain aspects of Spanish law described in the following section may delay, defer or prevent a change of control of Banco Santander or any of our financial subsidiaries in the event of a merger, acquisition or corporate restructuring.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
In addition, any Spanish company listed on the Spanish stock exchanges must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report and without deducting sales of its own shares by the company or by its subsidiaries, causes the company’s ownership of its own shares to exceed 1% of its voting rights. See section 12. 'The Offer and Listing-Trading by Santander’s Subsidiaries in the Shares'.
Members of the board of directors and top managers of any listed company must report to the CNMV the acquisition or disposal of shares or other securities or financial instruments of the issuer which are linked to these shares.
Board of directors
See section 4.'Board of directors' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
Certain powers of the board of directors
The powers of the members of the board are limited by Spanish law and certain general provisions contained in our Bylaws. For instance, Article 57 of our Bylaws states that the directors will be liable to Banco Santander, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the Bylaws or by acts or omissions contrary to the duties inherent in the exercise of their office, provided that there has been wilful misconduct or negligence.
According to Article 40 of our Bylaws, in line with Recommendation 12 of the Spanish Code of Good Governance of listed companies, the board of directors will be guided by corporate interest, understood as the achievement of a business that is profitable and sustainable over the long term and that promotes the continuity thereof and the maximization of the company's value.
The authority to approve any transaction between Banco Santander and a director or a significant shareholder (or their related parties) is reserved to the board of directors (unless the value of the transaction exceeds 10% of the total assets of Banco Santander, in which case the authority to approve such transaction corresponds to shareholders' at the general shareholders’ meeting). Prior to such approval, it is the audit committee's responsibility to report on transactions which entail or might entail any situation of conflict of interest, related-party transactions or transactions which entail the use of corporate assets.
See information on related-party transactions and conflicts of interest in section 4.12.'Related-party transactions and other conflicts of interest' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
See information on compensation in section 6.'Remuneration' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
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
Pursuant to Spanish law, directors appointed by the board but whose appointment remains subject to ratification by the shareholders may not necessarily be a shareholder of Banco Santander and, pursuant to the rules and regulations of the board, proprietary directors must submit their resignation proportionately when the shareholder that they represent parts with its shareholdings or reduces them in a significant manner. Our Bylaws and Rules and regulations of the board do not otherwise require ownership of Santander shares for a director’s qualification.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Solidarity Tax on large fortunes
On 28 December 2022, Law 38/2022 introduced a solidarity tax on large fortunes as a temporary measure that would be implemented in 2023 and 2024 for the 2022 and 2023 tax years. This is a complementary tax to Spanish Wealth Tax for high net-worth individuals, which is charged on net assets over EUR 3 million establishing a progressive tax rate from 0% up to EUR 3 million, 1.7% up to EUR 5.3 million, 2.1% up to EUR 10 million and to 3.5% for a net wealth of over EUR 10 million. The Royal Decree-Law of 28 December 2023 extended indefinitely its application and added the exemption from taxation for the first 700,000 euros for non-resident taxpayers.
Because of its complementary nature with the current Wealth Tax, the text provides that the amount an individual pays in wealth tax may be deducted from the solidarity tax in order to avoid double taxation between the solidarity tax and the wealth tax.
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
•persons liable for the alternative minimum tax;
•tax exempt entities, 'individual retirement accounts' and 'Roth IRAs';
•partnerships or other entities classified as partnerships for US federal income tax purposes;

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Certain Treasury Regulations ('the Foreign Tax Credit Regulations') may in some circumstances prohibit a US person from claiming a foreign tax credit with respect to certain non-US taxes that are not creditable under applicable income tax treaties. The US Internal Revenue Service (the 'IRS') released a notice in 2023 which indicates that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provides temporary relief from certain provisions of these new regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Accordingly, US investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Spanish taxes imposed on dividends on, or dispositions of, ADS or shares. As noted above, the discussions below regarding the creditability of any Spanish taxes do not address the foreign tax credit consequences to holders of ADSs or shares that do not qualify for the benefits of the Treaty.
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
Subject to certain generally applicable limitations that may vary depending upon a US Holder’s circumstances, a US Holder

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Passive Foreign Investment Company rules
We believe that we were not a PFIC for US federal income tax purposes for the 2024 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after 31 December 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year. In addition, if certain proposed Treasury Regulations are finalized in their current form, our PFIC status will also depend on the location of activities that produce active banking income and the location of our customers.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
13.6. Share ownership of Directors and senior management
As of 26 February 2025, the direct, indirect and represented holdings of our current directors and senior managers were as follows:

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Shares					Options on Banco Santander shares
Directors	Direct Stake	Indirect Stake	Represented Stake	Total shares	% of Capital Stock	Direct	Indirect
Ana Botín-Sanz de Sautuola y O´Shea	2,322,675	31,506,972	—	33,829,647	0.223%	1,071,830	—
Héctor Grisi Checa	2,542,234	—	—	2,542,234	0.017%	247,980	—
Glenn Hogan Hutchins	732,330	—	—	732,330	0.005%	—	—
José Antonio Álvarez Álvarez	2,718,974	—	—	2,718,974	0.018%	723,421	—
Homaira Akbari	67,826	100,913		168,739	0.001%	—	—
Juan Carlos Barrabés Cónsul	100	—	—	100	—%	—	—
Javier Botín-Sanz de Sautuola y O´Shea	5,502,083	25,601,761	157,733,816 (A)	188,837,660	1.246%	—	—
Sol Daurella Comadrán	149,483	476,837	—	626,320	0.004%	—	—
Henrique de Castro	2,982	—	—	2,982	—%	—
Germán de la Fuente Escamilla	10,000	—	—	10,000	—%	—	—
Gina Díez Barroso Azcárraga	27,000	—	—	27,000	—%	—	—
Luis Isasi Fernández de Bobadilla	45,000	—	—	45,000	—%	—	—
Belén Romana García	208	—	—	208	—%	—
Pamela Ann Walkden	82,608	—	—	82,608	0.001%	—	—
Antonio Francesco Weiss	—	—	—	—	—%	—	—
TOTAL	14,203,503	57,686,483	157,733,816	195,794,155	1.292%	2,043,231	—
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

	Shares				Options on Banco Santander shares
Senior Managers	Direct Stake	Indirect Stake (A)	Total shares	% of Capital Stock	Direct	Indirect
Mahesh Aditya	311,410	—	311,410	0.002%	—	—
Daniel Barriuso	227,860	—	227,860	0.002%	171,715	—
Maria Julia Bayon	172,239	—	172,239	0.001%	—	—
Juan Manuel Cendoya	1,360,019	3	1,360,022	0.009%	—	—
José Doncel	1,043,490	1,825	1,045,315	0.007%	—	—
José Antonio Garcia Cantera	2,601,589	2	2,601,591	0.017%	—	—
Francisco Javier Garcia-Carranza	564,143	1	564,144	0.004%	92,593	—
David Arthur Hazell	65,749	—	65,749	0.000%	—	—
José María Linares	805,706	—	805,706	0.005%	1,128,198	—
Mónica López-Monís	492,297	818	493,115	0.003%	—	—
Dirk Marzluf	1,646,811	—	1,646,811	0.011%	1,145,450	—
José Luis de Mora	833,618	—	833,618	0.006%	405,068	—
Jaime Pérez Renovales	953,939	17,380	971,319	0.006%	—	—
Nitin Prabhu	—	—	—	0.000%	—	—
Javier Roglá	375,683	1,811	377,494	0.002%	31,275	—
TOTAL	11,454,553	21,840	11,476,393	0.076%	2,974,299
(A)Includes family shares.

13.7. Unresolved staff comments
None.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

13.8. Cybersecurity risk management
At Santander, cybersecurity risk management is an integral part of our operational risk management and control model. Our cybersecurity risk management is designed to align with international best practices and provide a framework to measure and monitor our cybersecurity risk profile and control environment, including threats and incidents associated with the use of third-party service providers through our supplier risk management model and internal control framework, and facilitate coordination across different departments of the Group.
Our operational risk model, where cybersecurity risk is embedded, establishes the items designed to manage and control operational risk properly according to legal and regulatory standards and best management practices. Its phases are: (i) strategic planning; (ii) identification and assessment of risks and internal controls; (iii) ongoing monitoring of the operational risk profile; and (iv) risk response decisions, including risk mitigation and risk transfer measures. Our model also covers reporting and escalation of relevant operational risk events, including cybersecurity risk, to senior risk executives in a timely manner. Operational risk control self-assessment (RCSA) is one of our main operational risk tools. It integrates specific reviews that allow for the identification of cybersecurity, technology, fraud, and third-party supplier risks as well as other risk drivers that could lead to operational risk or failure to meet legal or regulatory expectations. RCSA is implemented in Heracles, which is our management and reporting system for operational risk throughout the Group, supporting our operational risk programme and tools with a governance, risk and compliance (GRC) approach.
In 2024, in light of an increase in cybersecurity and environmental related risks, as well as legal and regulatory requirements (including DORA in particular), we have strengthened our third-party supplier risk management model and internal control framework and we also have developed various tools designed to assess, manage and control risks throughout the management cycle including the risks in outsourcing and third-party agreements.
Our security controls have been strengthened in an effort to mitigate the risks associated with the current environment, characterized by increasing geopolitical tensions and the accelerated adoption of emerging technologies such as AI. We also implemented new controls designed to address current risk areas and emerging attack methods. These include ransomware and Distributed Denial of Service (DDoS) preparedness and response, access management in virtual environments, supply chain protection, and the incorporation of measures designed to prevent digital fraud and identity theft, all of which are designed to provide a more secure customer experience. Internal policies and procedures have also been reviewed and adapted in an effort to ensure alignment with the cybersecurity requirements set out in DORA, with a focus on incident management and reporting, and advanced penetration testing. The Santander Fusion Center, which integrates the cybersecurity and IT monitoring teams, carries out the functions of detection, monitoring and response to operational failures and cybersecurity events for the Group's entities, 24 hours a day and seven days a week. In addition to regular testing and reviews performed by our cybersecurity team, independent third-party certification authorities review and certify our critical cybersecurity processes and controls. Certifications are periodically reviewed and updated, and new processes and controls are certified on an annual basis.
For information on our overall risk management process and tools, and risk reporting structure, see sections 1.3 ‘Risk and compliance governance’ and 1.4 ‘Risk management processes and tools’ in the ‘Risk management and compliance’ chapter in Part 1 of this annual report on Form 20-F. For details on the measurement, monitoring and control of cybersecurity-related risks, and their respective mitigation plans, and cybersecurity initiatives, see 5. ‘ Research, development, and innovation (R&D&I) - Cybersecurity’ in the ‘Economic and financial review’ chapter and 5.2 ‘Operational risk management (including Cyber risk)’ in the ‘Risk management and compliance ’ chapter of this annual report on Form 20-F. For more details on the cybersecurity initiatives, including training and awareness we ran in 2024, see 3.3.3. ‘Privacy, data protection and cybersecurity’ in the ‘Sustainability statement’ chapter of this annual report on Form 20-F.
The board of directors and its delegated committees are the highest decision-making and monitoring bodies regarding management of cybersecurity risk. The innovation and technology committee of the board of directors is in charge of assisting the board with the supervision of cybersecurity risks in coordination with the risk supervision, regulation and compliance committee and the audit committee. The three committees are jointly responsible for monitoring the cybersecurity strategy of the Group and the internal audit coverage of cybersecurity risk and overseeing management's management and control of cybersecurity risks and monitoring of cybersecurity threats. For more information regarding these board committees see sections 4.5 'Audit committee activities in 2024', 4.8 'Risk supervision, regulation and compliance committee activities in 2024' and 4.10 'Innovation and technology committee activities in 2024' in the ‘Corporate governance’ chapter of this annual report on Form 20-F. For information regarding the experience of the members of these board committees, see section 4.1 'Our directors' in the ‘Corporate governance’ chapter of this annual report on Form 20-F.
Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation and remediation measures and maintaining cybersecurity programs. The Group Chief Operating & Technology Officer and dedicated personnel are certified and experienced information systems security professionals and information security managers. The Group Chief Operating & Technology Officer joined the Group in 2018 and has held senior management and IT-related positions within the Group and other companies such as AXA Group. Management, including the Group Chief Operating & Technology Officer and our Global Chief Information Security Officer (who reports to the Group Chief Operating & Technology Officer), regularly, as well as on an as-needed basis, update the board of directors, the innovation and technology, risk supervision, regulation and compliance and audit committees on the Group’s cybersecurity programs, material cybersecurity risks and mitigation and remediation strategies and provide cybersecurity reports that cover, among other topics, cybersecurity threats and incidents and updates of the Group’s cybersecurity programs and mitigation strategies.
In 2024, an increase in cybersecurity events has been observed, primarily related to DDoS attacks and events involving third-party

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

service providers. For example, on 14 May 2024, we announced that we had become aware of the 2024 Unauthorized Access. We do not currently consider any of these events to have materially affected our operations and customer data. Our team remains vigilant and committed to maintaining and enhancing as needed our cybersecurity measures designed to protect against evolving cybersecurity threats.
Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cyberattack, data breach, data loss or other security incident. For more information about these risks, please see 4. 'Risk Factors – 2.3 Operational and technology risks' and ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition – Privacy, data protection and cybersecurity’).
13.9. Insider trading policies
We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws. Our insider trading policy is included in exhibit 11.1 to this annual report on Form 20-F (see item 17. Exhibits).

14. Recent events
No significant events occurred from 1 January 2025 to the date of filing of this annual report on Form 20-F except for the following:
On 20 January 2025, Banco Santander, S.A. prepaid all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS179325004 and common code 179325004 in circulation, for a total nominal amount of EUR 187.6 million and which trade on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
Under the authorization of the 2023 annual general meeting and also according to the 2024 shareholder remuneration policy, on 4 February 2025 the board resolved to execute a new share buyback programme for a maximum amount of EUR 1,587 million. The appropriate regulatory authorization has already been obtained and the execution of which began on 6 February 2025.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

15. Controls and procedures
(a) Evaluation of Disclosure Controls and Procedures
As of 31 December 2024, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, Banco Santander, S.A.’s chief executive officer, chief financial officer and chief accounting officer concluded that Santander’s disclosure controls and procedures at 31 December 2024, were effective in ensuring that information Banco Santander, S.A. is required to disclose in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to Banco Santander, S.A.’s management, including its disclosure committee, chief executive officer, chief financial officer and the chief accounting officer, as appropriate to allow timely decisions regarding required disclosures.
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
Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 31 December 2024, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO') in Internal Control - Integrated Framework (2013).. Based on the assessment performed, management concluded that as of 31 December 2024, the Group´s internal control over financial reporting was effective.
PricewaterhouseCoopers Auditores, S.L. (PCAOB ID 1306) which has audited the consolidated financial statements of the Group for the year ended 31 December 2024, has also audited the effectiveness of the Group’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report on page 570 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
(c) Changes in internal controls over financial reporting.
There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Principal accountant fees and services
The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the US

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
During 2024, the Group Audit Committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved audit related services and a list of non-audit services allowed to be provided by the auditor, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for the non-audit services and those not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Group Audit Committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.
All services provided by the Group’s principal auditing firm in 2024 detailed in note 47.b to our consolidated financial statements included in Part 1 of this annual report on Form 20-F were approved by the audit committee.
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
Those who are merely members of the board of a foundation that receives donations shall not be considered included in this item.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

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
Independence of the directors on the audit, nomination committee, remuneration committee and risk supervision, regulation and compliance committee
In accordance with the NYSE corporate governance rules, all US companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. As at the date of present document, every member of the Banco Santander nomination committee is an independent directors; the remuneration committee comprises five non-executive directors (three are independent and two, in the opinion of the board, are neither proprietary nor independent); and the risk supervision, regulation and compliance committee comprises five directors (four are independent and one, in the opinion of the board, is neither proprietary nor independent). The chair of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and regulations of the board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
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
Separate meetings for non-executive directors
In accordance with the NYSE corporate governance rules, non-executive directors must meet periodically outside of the presence of management. Although this practice is not required under Spanish law, several meetings among non-executive directors held by the Lead Independent Director are organized during the year. During 2024, in order to facilitate discussion and open dialogue among the independent directors, the Lead Independent Director held six meetings with non-executive directors without executive directors present, where they were able to voice their views and opinions. The meetings were also a valuable opportunity to reflect on the overall board and committee cycle throughout the year, to discuss board training topics, strategy execution, executive director and top management performance and objectives (including the CEO performance assessment given his reporting line to the board), and reflections on areas for continuous improvement.
The audit committee; the nomination committee; the remuneration committee; and the risk supervision, regulation and compliance committee of Banco Santander are composed entirely of non-executive directors, according to articles 17, 18, 19 and 20 of our Rules and regulation of the board of directors, respectively. The first two committees are composed entirely of independent directors.
In 2024, the audit committee met 15 times; the nomination committee met 13 times; the remuneration committee met 14 times; and the risk supervision, regulation and compliance committee met 18 times.
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
As at 31 December 2024, no waivers with respect to the General Code of Conduct had been applied for or granted.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

In addition, we abide by a Code of Conduct in Securities Markets (CCSM), which was approved on 28 July 2003. The latest version of this Code, approved by the board of directors on 4 February 2025, sets out the principles applicable in the handling of inside information by employees and directors of Grupo Santander to comply with regulations related to market abuse, and also covers the guidelines applicable to their personal account dealing. This Code is included under exhibit 11.1 to this annual report on Form 20-F.
Both codes are available to the public on our corporate website, which does not form part of this annual report on Form 20-F, at santander.com under the heading 'Information for shareholders and investors-corporate governance-codes of conduct'.
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

17. Exhibits

Exhibit Number	Description
1.1	English translation of the Bylaws (Estatutos) of Banco Santander, S.A.
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

2.2	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
8.1	List of Subsidiaries (incorporated as Appendices I, II and III of our Financial Statements filed with this Form 20-F).
11.1	Insider trading policy
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
12.3	Section 302 Certification by the chief accounting officer.
13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
97.1	Compensation recovery policy required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Santander.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

18. Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
	Name:	José G. Cantera
	Title:	Chief Financial Officer

Date: 28 February 2025

